Form 20-F
period 2016-12-31
GALAPAGOS NV
filed 2017-03-23
CIK 1421876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Onno van de Stolpe

Chief Executive Officer

Galapagos NV

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

Tel: +32 15 342 900 Fax: +32 15 342 901

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

Ordinary shares, no par value per share: 46,256,078 as of December 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

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

Large accelerated filer  ☒                                           Accelerated filer  ☐                                           Non-accelerated filer  ☐

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;

•	our ability to advance product candidates into, and successfully complete, clinical trials;

•	our reliance on the success of our product candidate filgotinib and certain other product candidates;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to develop sales and marketing capabilities;

•	the commercialization of our product candidates, if approved;

•	the pricing and reimbursement of our product candidates, if approved;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

•	cost associated with defending intellectual property infringement, product liability, and other claims;

•	regulatory development in the United States, Europe, and other jurisdictions;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

•	our ability to maintain and establish collaborations or obtain additional grant funding;

•	the rate and degree of market acceptance of our product candidates if approved by regulatory authorities;

•	our financial performance;

•	developments relating to our competitors and our industry, including competing therapies;

•	our ability to effectively manage and anticipated growth;

•	our ability to attract and retain qualified employees and key personnel;

•	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance; and

•	other risks and uncertainties, including those listed in the section of this annual report titled “Item 3.D.—Risk Factors.”

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

Please see the Glossary of Terms on page 87 for definitions of scientific and other terms used in this annual report.

PART I

Item 1	Identity of Directors, Senior Management and Employee.

Not applicable.

Item 2	Offer Statistics and Expected Timetable.

Not applicable.

Item 3	Key Information.

A.	Selected Financial Data

Our consolidated audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected statements of consolidated operations data, selected statements of consolidated financial position and selected statements of consolidated cash flows, each as of December 31, 2012, 2013, 2014, 2015 and 2016 from our consolidated audited financial statements. This data should be read together with, and is qualified in its entirety by reference to, “Item 5—Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this annual report. Our historical results are not necessarily indicative of the results to be expected in the future.

Consolidated statement of operations:	Year ended December 31,
	2016	2015	2014	2013	2012
	(Euro, in thousands, except share and per share data)
Revenues	€129,519	€39,563	€69,368	€76,625	€74,504
Other income	22,093	21,017	20,653	19,947	17,722

Total revenues and other income	151,612	60,579	90,021	96,572	92,226

Service cost of sales					(5,584)
Research and development expenditure	(139,573)	(129,714)	(111,110)	(99,380)	(80,259)
General and administrative expenses	(21,744)	(19,127)	(13,875)	(12,353)	(12,118)
Sales and marketing expenses	(1,785)	(1,182)	(992)	(1,464)	(1,285)
Restructuring and integration costs	—	—	(669)	(290)	(2,506)

Total operating expenses	(163,103)	(150,023)	(126,646)	(113,487)	(101,751)

Operating loss	(11,491)	(89,444)	(36,624)	(16,915)	(9,526)

Fair value re-measurement of share subscription agreement	57,479	(30,632)	—	—	—
Other financial income	9,950	1,987	2,291	2,182	3,103
Other financial expenses	(1,692)	(1,539)	(867)	(1,402)	(1,176)

Income / loss (-) before tax	54,246	(119,627)	(35,201)	(16,135)	(7,599)

Income taxes	(235)	1,218	(2,103)	(676)	164

Net income / loss (-) from continuing operations	54,012	(118,410)	(37,303)	(16,811)	(7,435)

Net income from discontinued operations	—	—	70,514	8,732	1,714

Net income / loss (-)	€54,012	€(118,410)	€33,211	€(8,079)	€(5,721)

Consolidated statement of operations:	Year ended December 31,
	2016	2015	2014	2013	2012
	(Euro, in thousands, except share and per share data)
Net income / loss (-) attributable to:
Owners of the parent	54,012	(118,410)	33,211	(8,079)	(5,721)

Basic income / loss (-) per share	€1.18	€(3.32)	€1.10	€(0.28)	€(0.22)

Diluted income / loss (-) per share	€1.14	€(3.32)	€1.10	€(0.28)	€(0.22)

Basic income/ loss (-) per share from continuing operations	€1.18	€(3.32)	€(1.24)	€(0.58)	€(0.28)

Diluted income/ loss (-) per share from continuing operations	€1.14	€(3.32)	€(1.24)	€(0.58)	€(0.28)

Weighted average number of shares - Basic (in ‘000 shares)	45,696	35,700	30,108	28,787	26,545
Weighted average number of shares - Diluted (in ‘000 shares)	47,308	35,700	30,108	28,787	26,545

Condensed consolidated statement of financial position:
	December 31,
	2016	2015	2014	2013	2012
	(Euro, in thousands)
Cash and cash equivalents	€973,241	€340,314	€187,712	€138,175	€94,369

Total assets	1,083,338	442,514	270,467	287,374	94,369

Share capital	223,928	185,399	157,274	154,542	139,347
Share premium account	649,135	357,402	114,182	112,484	72,876

Total equity / net assets	758,701	364,999	206,135	167,137	118,447

Total non-current liabilities	220,846	5,103	3,976	7,678	7,867
Total current liabilities	103,791	72,412	60,356	112,559	109,014

Total liabilities	324,637	77,515	64,332	120,237	116,881

Total liabilities and equity	€1,083,338	€442,514	€270,467	€287,374	€235,328

Condensed consolidated statement of cash flows:
	2016	2015	2014	2013	2012
	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€340,314	€187,712	€138,175	€94,369	€32,277

Net cash flows generated / used (-) in operating activities	239,403	(114,590)	(75,555)	1,846	65,873
Net cash flows generated / used (-) in investing activities	(7,287)	(4,297)	120,606	(11,988)	(6,437)
Net cash flows generated in financing activities	395,996	271,370	4,214	54,495	2,265
Effect of exchange rate differences on cash and cash equivalents	4,816	118	271	(548)	391

Cash and cash equivalents at end of the period	€973,241	€340,314	€187,712	€138,175	€94,369

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

	Year ended December 31,
	2012	2013	2014	2015	2016
High	1.3463	1.3816	1.3927	1.2015	1.1516
Low	1.2062	1.2774	1.2101	1.0524	1.0375
Rate at end of period	1.3186	1.3779	1.2101	1.0859	1.0552
Average rate per period	1.2859	1.3281	1.3297	1.1096	1.1070

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of the month based on the noon buying rate as described above.

	September 2016	October 2016	November 2016	December 2016	January 2017	February 2017
High	1.1271	1.1212	1.1121	1.0758	1.0794	1.0802
Low	1.1158	1.0866	1.0560	1.0375	1.0416	1.0551
Rate at end of period	1.1238	1.0962	1.0578	1.0552	1.0794	1.0580

On December 31, 2016, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = US$1.0552. Unless otherwise indicated, currency translations in this annual report reflect the December 31, 2016 exchange rate.

On March 17, 2017, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = $1.0742.

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

Risks Related to Product Development, Regulatory Approval and Commercialization

We are heavily dependent on the success of our product candidate filgotinib. We are also dependent on the success of our other product candidates, such as our CF candidates (including GLPG1837, GLPG2451, GLPG2222, and GLPG2737), GLPG1690, GLPG1972 and MOR106. We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

Filgotinib is currently undergoing Phase 3 studies in rheumatoid arthritis, or RA, and in Crohn’s disease, or CD, and a Phase 2b/3 trial in ulcerative colitis, or UC, by our collaboration partner Gilead. Our business and future success is substantially dependent on our ability to develop, obtain regulatory approval for, and then successfully commercialize our product candidate filgotinib, either alone or in a partnership. Our business and future success also depend on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize our other product candidates, such as our cystic fibrosis, or CF, candidates (including GLPG1837, GLPG2451, GLPG2222, and GLPG2737), GLPG1690, GLPG1972 and MOR106. We completed Phase 2 trials in certain mutations of CF with potentiator GLPG1837 in 2016; we completed a Phase 1 trial and submitted an application for a Phase 2 safety and pharmacokinetics study in 2016 for GLPG2222, a CF corrector candidate; we initiated a Phase 1 trial in May 2016 for GLPG2451, a CF corrector candidate; we initiated a Phase 1 trial in November 2016 with GLPG2737, a CF corrector candidate; we initiated a Phase 2a trial for idiopathic pulmonary fibrosis, or IPF, with GLPG1690 in April 2016; we plan to initiate a Phase 1b trial with GLPG1972 in osteoarthritis, or OA, patients in 2017; and we initiated a Phase 1b trial in April 2016 with MOR106, a human monoclonal antibody, in patients with atopic dermatitis, or AtD. Our product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, a commercial organization, substantial investment and significant marketing efforts before any revenues can be generated from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, the EMA, or any other comparable regulatory authority, and we may never receive such regulatory approval for any of our product candidates. We cannot assure you that our clinical trials for filgotinib, our CF candidates (including GLPG1837, GLPG2451, GLPG2222, and GLPG2737), GLPG1690, GLPG1972 or MOR106 will be completed in a timely manner, or at all, or that we will be able to obtain approval from the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or any other comparable regulatory authority for any of these product candidates. We cannot be certain that we will advance any other product candidates into clinical trials. If any of filgotinib, our CF candidates (including GLPG1837, GLPG2451, GLPG2222, and GLPG2737), GLPG1690, GLPG1972 or MOR106 or any future product candidate is not approved and commercialized, we will not be able to generate any product revenues for that product candidate. Moreover, any delay or setback in the development of any product candidate could adversely affect our business and cause the price of the ADSs or our ordinary shares to fall.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we are currently primarily focused on the development of filgotinib, our CF candidates (including GLPG1837, GLPG2451, GLPG2222, and GLPG2737), GLPG1690, GLPG1972, and MOR106. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

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

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, the EMA or other comparable regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA, the EMA or other comparable regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA or other comparable regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	filgotinib and our other product candidates (except for our CF program) are developed to act against targets discovered by us, and because our product candidates are novel mode of action products, they carry an additional risk regarding desired level of efficacy and safety profile;

•	the FDA, the EMA or other comparable regulatory authorities may disagree with our interpretation of data from pre-clinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, supplemental NDA, biologics license application, or BLA, or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;

•	the FDA, the EMA or other comparable regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies or such processes or facilities may not pass a pre-approval inspection; and

•	the approval policies or regulations of the FDA, the EMA or other comparable regulatory authorities may change or differ from one another significantly in a manner rendering our clinical data insufficient for approval.

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

We have not previously submitted an NDA, a BLA, a marketing authorization application, or any similar drug approval filing to the FDA, the EMA or any comparable regulatory authority for any product candidate, and we cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights or share in revenues from the exercise of such rights. If the markets for patient subsets that we are targeting (such as RA, CD, UC, or CF) are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

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

If the FDA, EMA or any other comparable regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements and continued compliance with current good manufacturing practices, or cGMPs, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, untitled or warning letters or holds on clinical trials;

•	refusal by the FDA, the EMA or any other comparable regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product approvals or licenses;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

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

In addition, there may be dose limitations imposed for male patients who are prescribed filgotinib, if approved. In connection with the DARWIN clinical program, we agreed with the FDA to exclude the 200 mg filgotinib daily dose for male subjects in the United States; males received a maximum daily dose of 100 mg in the U.S. sites in these trials. This limitation was not imposed by any other regulatory agency in any other jurisdiction in which the Phase 2 DARWIN clinical program is being conducted. We agreed to this limitation because in both rat and dog toxicology studies, filgotinib induced adverse effects on the male reproductive system and the FDA determined there was not a sufficient safety margin between the filgotinib exposure at the no-observed-adverse-effect-level observed in these studies and the anticipated human exposure at the 200 mg daily filgotinib dose. Accordingly, in connection with the DARWIN 3 open-label, long-term extension clinical trial, in the United States, male subjects are dosed at 100-mg-daily-dose only. Male participants in this study and their partners are required to use highly effective contraceptive measures for the duration of the study and during a washout period thereafter. As an additional safety measure, we monitor clinical laboratory changes in hormone levels for subjects in the DARWIN 3 clinical trial.

Recently generated nonclinical data showed filgotinib did not induce any macroscopic or microscopic findings in the male reproductive system in animals with higher filgotinib exposure versus previous studies.

The Phase 3 FINCH program, led by our collaboration partner Gilead, is evaluating 100 mg and 200 mg filgotinib in both males and females in major RA patient populations worldwide. Men and women in both the Phase 2b/3 SELECTION and Phase 3 DIVERSITY trials in UC and CD, respectively, will be randomized to receive placebo, 100 mg or 200 mg filgotinib. In these SELECTION and DIVERSITY trials in the United States, males may receive 200 mg only if they failed conventional therapy, anti-TNF and vedolizumab. The filgotinib Phase 3 programs will also contain a dedicated male patient testicular safety study.

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

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development. We have never completed a Phase 3 trial or submitted an NDA or BLA.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and pre-clinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical studies may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of pre-clinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our product candidates, as well as studies and trials of other products with similar mechanisms of action to our product candidates, may not be predictive of the results of ongoing or future clinical trials. For example, the positive results generated to date in pre-clinical studies and Phase 1, Phase 2a and Phase 2b clinical trials for filgotinib in RA or Phase 2 clinical trials for CD do not ensure that later clinical trials will continue to demonstrate similar results or observations, including the Phase 3 studies in RA, UC, and CD currently ongoing. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will as well. Based upon negative or inconclusive results, we or our collaboration partners may decide, or regulators may require us, to conduct additional clinical trials or pre-clinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

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

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions in which such trials are being conducted, or by the FDA, the EMA or other comparable regulatory authorities, or recommended for suspension or termination by the Data Monitoring Committee, or the DMC, for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA or other comparable regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, including those seen in the class to which our product candidates belong, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. For example, it is possible that safety issues or adverse side effects could be observed in trials for filgotinib in RA, CD and UC and other potential indications; for our CF candidates (including GLPG1837, GLPG2451, GLPG2222, and GLPG2737) in CF; for GLPG1690 in IPF; for GLPG1972 in OA; or for MOR106 in AtD, which could result in a delay, suspension or termination of the ongoing trials of filgotinib (in one or more indications), our CF candidates, GLPG1690, GLPG1972 or MOR106. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If filgotinib, our CF candidates (including GLPG1837, GLPG2451, GLPG2222, and GLPG2737), GLPG1690, GLPG1972, MOR106 or any other product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be materially harmed. For example, if the results of ongoing or future trials for filgotinib do not achieve the primary efficacy endpoints or demonstrate unexpected safety findings, the prospects for approval of filgotinib, as well as the price of the ADSs or our ordinary shares and our ability to create shareholder value could be materially and adversely affected.

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

We initiated our first clinical study in 2009, and for eight of our compounds, Phase 2 studies have been initiated. Phase 3 studies in RA and CD and a Phase 2b/3 trial in UC have been initiated by our collaboration partner Gilead for filgotinib.

The rates at which we complete our scientific studies and clinical trials depend on many factors, including, but not limited to, patient enrollment.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. With respect to clinical development of our CF candidates (including GLPG1837, GLPG2451, GLPG2222, and GLPG2737), the availability of, for example, Kalydeco® (ivacaftor), which is a drug developed by Vertex to be used to treat patients with a certain mutation of CF, may cause patients to be less willing to participate in our clinical trial in regions in which therapy has been approved. Since CF is a competitive market in certain regions such as the United States and the European Union with a number of product candidates in development, patients may have other choices with respect to potential clinical trial participation and we may have difficulty in reaching our enrollment targets. In addition, the relatively limited number of patients worldwide (estimated to be 80,000) may make enrollment more challenging. Any of these occurrences may harm our clinical trials and by extension, our business, financial condition and prospects.

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

We currently do not have a marketing or sales organization for the marketing, sales and distribution of pharmaceutical products. In order to independently commercialize any product candidates that receive marketing approval and for which we maintain commercial rights, we would have to build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. In the event of successful development of filgotinib, GLPG1837, GLPG2451, GLPG2222, GLPG2737, GLPG1690, GLPG1972, MOR106 or any other product candidates for which we maintain commercial rights, we may elect to build a targeted specialty sales force which will be expensive and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to our product candidates, we may choose to partner with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. In the instance of filgotinib, under our collaboration agreement with Gilead, if we exercise our co-promotion option with respect to licensed products, we would assume a portion of the co-promotion effort in the United Kingdom, Germany, France, Italy, Spain, the Netherlands, Belgium, and/or Luxembourg and share equally in the net profit and net losses in these territories instead of receiving royalties in those territories during the period of co-promotion. In the instance of our CF portfolio of drugs aimed at a triple combination therapy, under our collaboration agreement with AbbVie, if we exercise our co-promotion option with respect to a licensed product, we would assume a portion of the co-promotion effort in the Netherlands, Belgium and Luxembourg and share in the net profit and net losses in these territories instead of receiving royalties in those territories during the period of co-promotion. If we are unable to enter into collaborations with third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such partner does not devote sufficient resources to the commercialization of our product or otherwise fails in commercialization efforts, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future revenue will be materially and adversely impacted.

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

In 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or, collectively, the ACA, became law in the United States. The goal of the ACA is to reduce the cost of healthcare and substantially change the way healthcare is financed by both governmental and private insurers. The ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of any of our product candidates, if they are approved. Provisions of the ACA relevant to the pharmaceutical industry include the following:

•	an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for branded and generic drugs, respectively;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts on negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	requirements under the federal Open Payments program and its implementing regulations for the disclosure by certain drug, biologic product, device and medical supply manufacturers of payments made to physicians and teaching hospitals and of ownership or investment interests held by physicians and their immediate family members in these manufacturers;

•	expansion of healthcare fraud and abuse laws, including the federal False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

•	a licensure framework for follow-on biologic products; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013. In January 2013, then President Obama signed into law the American Taxpayer Relief

Act of 2012, which, among other things, reduced Medicare payments to several types of providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding.

As a result of the 2016 election in the United States, there is great political uncertainty concerning the fate of the ACA and other healthcare laws. The United States Congress is expected to draft legislation to repeal parts of the ACA, but it is uncertain when such legislation would be passed and whether Congress would replace the law and what any replacement law would encompass. We cannot predict any initiatives that may be adopted in the future.

We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our drug discovery and development efforts may target diseases and conditions that are already subject to existing therapies or that are being developed by our competitors, many of which have substantially greater resources, larger research and development staffs and facilities, more experience in completing pre-clinical testing and clinical trials, and formulation, marketing and manufacturing capabilities than we do. As a result of these resources, our competitors may develop drug products that render our products obsolete or noncompetitive by developing more effective drugs or by developing their products more efficiently. Our ability to develop competitive products would be limited if our competitors succeeded in obtaining regulatory approvals for product candidates more rapidly than we were able to or in obtaining patent protection or other intellectual property rights that limited our drug development efforts. Any drug products resulting from our research and development efforts, or from our joint efforts with collaboration partners or licensees, might not be able to compete successfully with our competitors’ existing and future products, or obtain regulatory approval in the United States, European Union or elsewhere. Further, we may be subject to additional competition from alternative forms of treatment, including generic or over-the-counter drugs.

In the field of RA, therapeutic approaches have traditionally relied on disease-modifying anti-rheumatic drugs, or DMARDS, such as MTX and sulphasalazine as first-line therapy. These oral drugs work primarily to suppress the immune system and, while effective in this regard, the suppression of the immune system leads to an increased risk of infections and other side effects. Accordingly, in addition to DMARDS, monoclonal antibodies targeting tumor necrosis factor, or TNF, like AbbVie’s Humira, or IL-6 like Roche’s Actemra, have been developed. These biologics, which must be delivered via injection, are currently the standard of care as first- and second-line therapies for RA patients who have an inadequate response to DMARDS. In November 2012, Xeljanz (tofacitinib citrate), marketed by Pfizer, was approved by the FDA as an oral treatment for the treatment of adult patients with RA who have had an inadequate response to, or who are intolerant of, MTX. Xeljanz is the first Janus kinase, or JAK, inhibitor for RA approved for commercial sale in the United States. We are aware of other JAK inhibitors in development for patients with RA, including a once-daily JAK1/2 inhibitor called baricitinib which is being developed by Lilly, is approved by the EMA for RA and expected to be approved by the FDA for RA as early as March 2017, a JAK3/2/1 inhibitor called ASP015k which is being developed in Japan by Astellas, and a JAK inhibitor called ABT-494 which is being developed in Phase 3 in RA by AbbVie. Filgotinib, a selective JAK1 inhibitor, was developed in collaboration with AbbVie until AbbVie terminated the collaboration agreement on September 25, 2015. On December 16, 2015, we entered into a collaboration agreement with Gilead, under which Gilead initiated a Phase 3 trial for filgotinib in August 2016. We expect that filgotinib, which we are developing to treat patients with moderate to severe RA who have an inadequate response to MTX, will compete with all of these therapies. If generic or biosimilar versions of these therapies are approved we would expect to also compete against these versions of the therapies.

In the field of inflammatory bowel disease, or IBD, first line therapies are oral (or local) treatments with several low-cost generic compounds like mesalazine, more effective in UC and azathioprine, more effective in CD. Steroids like budesonide are used in both UC and CD. Companies like Santarus have developed controlled-

release oral formulation with the aim to have local intestinal delivery of budesonide thereby limiting systemic side effects. For more advanced therapy, monoclonal antibodies with various targets such as TNF and more recently, integrins by vedoluzimab (Entyvio), marketed by Takeda, are approved. We are also aware of other biologics in clinical development for these indications, such as: ustekinumab, developed by Johnson & Johnson, which is in Phase 3 clinical trials and RPC1063, which is being developed by Celgene and has shown efficacy in a Phase 2 trial in UC. There are also several novel oral treatments being explored in Phase 2 and Phase 3, including Pfizer’s Xeljanz, which has been filed for approval in UC. The large number of treatments for UC, and somewhat less for CD, presents a substantial level of competition for any new treatment entering the IBD market. Gilead, under our collaboration agreement, initiated a Phase 3 trial for filgotinib for CD in December 2016 and a Phase 2b/3 trial for filgotinib for UC in December 2016. We expect that filgotinib, which we are developing to treat patients with moderately to severely active CD and UC, will compete with all of these therapies. If generic or biosimilar versions of these therapies are approved we would expect to also compete against these versions of the therapies.

In the field of CF, all but two of the approved therapies to treat CF patients have been designed to treat the symptoms of the disease rather than its cause. Kalydeco, marketed by Vertex, is currently the only approved therapy to address the cause of Class III mutation CF. Kalydeco is a CF transmembrane conductance regulator, or CFTR, potentiator to treat CF in patients with a Class III (G551D) mutation of the CFTR gene. Vertex also markets Orkambi, which is Kalydeco and lumacaftor, a corrector molecule for patients with a Class II (F508del) mutation of the CFTR gene, a broader patient population. Vertex obtained FDA approval in July 2015 for Orkambi in the United States and obtained European Commission Marketing Authorization for Orkambi in Europe in November 2015. We are also aware of other companies, including Novartis, Nivalis, Pfizer, Proteostasis and ProQR, and not-for-profit organizations like Flatley Discovery Lab, which are actively developing product candidates for the treatment of CF. These typically target the CFTR protein as potentiators, correctors, or other modulators of its activity. On September 23, 2013, we entered into a global collaboration agreement with AbbVie, focused on the discovery, worldwide development and commercialization of potentiator and corrector molecules for the treatment of CF. On April 28, 2016, we expanded this collaboration to provide for the potential development and commercialization of triple combination products consisting of a potentiator molecule, a corrector 1 molecule and a corrector 2 molecule to treat specified populations of patients with CF. We expect that our CF portfolio of drugs aimed at a triple combination therapy will compete with all these therapies. If generic or biosimilar versions of these therapies are approved we would expect to also compete against these versions of the therapies.

In the field of IPF there are two approved disease modifying drugs: pirfenidone (Esbriet), marketed by Roche, and nintedanib (Ofev), marketed by Boehringer Ingelheim. These drugs prolong life for IPF patients by months, leaving an unmet medical need for those developing disease-modifying drugs in this field.

In the field of OA, there are currently no disease-modifying drugs approved. Current treatment involves weight loss, physical therapy, and pain management.

In the field of AtD, generic drugs are approved standard of care, including immunomodulators cyclosporine and mycophenolate mofetil and topical treatments. There are disease-modifying biologics in currently in development.

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

Combination therapies involve unique adverse events that could be exacerbated compared to adverse events from monotherapies or could lead to unfavorable drug-drug interactions.

Combination therapies, such as using our wholly-owned product candidates as well as third-party agents, involve unique adverse events that could be exacerbated compared to adverse events from monotherapies or could lead to unfavorable drug-drug interactions. These types of adverse events could be caused by our product candidates or drug interactions and could also cause us, our collaboration partners or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA or other comparable regulatory authority. For example, we or our collaboration partners may voluntarily suspend or terminate clinical trials if at any time one of our product candidates, or a combination therapy including any of them presents an unacceptable safety risk to the clinical trial patients. This, in turn, could prevent us or our collaboration partners from commercializing our product candidates. Results of our trials could reveal a high and unacceptable severity or prevalence of adverse events.

Risks Related to Our Financial Position and Need for Additional Capital

We are a clinical-stage company with no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.

We are a clinical-stage biotechnology company and we have not yet generated any product income. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been limited to developing our technology and undertaking pre-clinical studies and clinical trials of our product candidates, including filgotinib, our CF candidates (including GLPG1837, GLPG2451, GLPG2222, and GLPG2737), GLPG1690, GLPG1972 and MOR106. We may not have the ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never be profitable.

We have incurred significant operating losses since our inception in 1999. We have incurred net profits of €33.2 million for the year ended December 31, 2014, net losses of €118.4 million for the year ended

December 31, 2015 and net profits of €54.0 million for the year ended December 31, 2016. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital. In April 2014, we sold our service division for net proceeds of €130.8 million, which explains the net profits recorded in 2014. In January 2016, Gilead made an equity investment in Galapagos through a subscription of new ordinary shares, which resulted in a positive non-cash fair value gain of €57.5 million in the financial result of 2016, contributing significantly to net profits recorded in 2016. We expect to continue incurring significant research, development and other expenses related to our ongoing operations, and to continue incurring operating losses for the foreseeable future. We also expect these losses to increase, due to higher costs of later stage development, as we continue our development of, and to seek regulatory approvals for, our product candidates.

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

Our operations have consumed substantial amounts of cash since inception. We are currently conducting clinical trials for filgotinib, our CF candidates (including GLPG1837, GLPG2451, GLPG2222, and GLPG2737), GLPG1690, GLPG1972 and MOR106. Developing pharmaceutical product candidates, including conducting clinical trials, is expensive. We will require substantial additional future capital in order to complete clinical development and, if we are successful, to commercialize any of our current product candidates. If the FDA, or any other comparable regulatory agency, such as the EMA, requires that we perform studies or trials in addition to those that we currently anticipate with respect to the development of our product candidates, or repeat studies or trials, our expenses would further increase beyond what we currently expect, and any delay resulting from such further or repeat studies or trials could also result in the need for additional financing.

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

Some of these factors are outside of our control. Based upon our current expected level of operating expenditures and our existing cash and cash equivalents, we believe that we will be able to fund our operating expenses and capital expenditure requirements at least for the next two to three years. This period could be shortened if there are any significant increases beyond our expectations in spending on development programs or more rapid progress of development programs than anticipated. Accordingly, we expect that we will need to raise substantial additional funds in the future. Additional funding may not be available to us on acceptable terms, or at all. If we are unable to obtain funding from equity offerings or debt financings, including on a timely basis, we may be required to:

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

Risks Related to Our Reliance on Third Parties

We may not be successful in maintaining development and commercialization collaborations, and any collaboration partner may not devote sufficient resources to the development or commercialization of our product candidates or may otherwise fail in development or commercialization efforts, which could adversely affect our ability to develop certain of our product candidates and our financial condition and operating results.

The collaboration arrangements that we have established, and any collaboration arrangements that we may enter into in the future may not ultimately be successful, which could have a negative impact on our business, results of operations, financial condition and growth prospects. If we partner with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. It is possible that a collaboration partner may not devote sufficient resources to the development or commercialization of our product candidate or may otherwise fail in development or commercialization efforts, in which event the development and commercialization of such product candidate could be delayed or terminated and our business could be substantially harmed. In particular, we are heavily dependent on Gilead for its further development of our product candidate filgotinib and on AbbVie for its further development of our triple combination product candidate for the treatment of CF. Gilead and AbbVie may not devote sufficient resources or give sufficient priority to the filgotinib program or CF collaboration, respectively. Our collaborators may not elect to advance the product candidates on which we collaborate. Gilead may not be successful in the further development and commercialization of filgotinib, even when they do devote resources and prioritize their efforts for filgotinib. AbbVie may not be successful in the further development and commercialization of our potential triple combination product for the treatment of CF.

In addition, the terms of any collaboration or other arrangement that we establish may not be favorable to us or may not be perceived as favorable, which may negatively impact the trading price of the ADSs or our ordinary shares. In some cases, we may be responsible for continuing development of a product candidate or research program under a collaboration and the payment we receive from our collaboration partner may be insufficient to cover the cost of this development. Moreover, collaborations and sales and marketing arrangements are complex and time consuming to negotiate, document and implement and they may require substantial resources to maintain.

We are subject to a number of additional risks associated with our dependence on collaborations with third parties, the occurrence of which could cause our collaboration arrangements to fail. Conflicts may arise between us and collaboration partners, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration. If any such conflicts arise, a collaboration partner could act in its own self-interest, which may be adverse to our best interests. Any such disagreement between us and a collaboration partner could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating sufficient revenues to achieve or maintain profitability:

•	reductions in the payment of royalties or other payments we believe are due pursuant to the applicable collaboration arrangement;

•	actions taken by a collaboration partner inside or outside our collaboration which could negatively impact our rights or benefits under our collaboration including termination of the collaboration for convenience by the partner; or

•	unwillingness on the part of a collaboration partner to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities.

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

We have relied upon and plan to continue to rely upon CROs to monitor and manage data for our pre-clinical and clinical programs. We rely on these parties for execution of our pre-clinical studies and clinical trials, and we control only certain aspects of their activities. We and our CROs also rely upon clinical sites and investigators for the performance of our clinical trials in accordance with the applicable protocols and applicable legal and regulatory requirements and scientific standards. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol and applicable legal and regulatory requirements and scientific standards, and our reliance on CROs as well as clinical sites and investigators does not relieve us of our regulatory responsibilities. We, our CROs, as well as the clinical sites and investigators are required to comply with current GCPs, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, investigators and clinical sites. If we, any of our CROs or any of the clinical sites or investigators fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. We also cannot assure you that our CROs, as well as the clinical sites and investigators, will perform our clinical trials in accordance with the applicable protocols as well as applicable legal and regulatory requirements and scientific standards, or report the results obtained in a timely and accurate manner. In addition to GCPs, our clinical trials must be conducted with product produced under cGMP regulations. While we have agreements governing activities of our CROs, we have limited influence over the actual performance of our CROs as well as the performance of clinical sites and investigators. In addition, significant portions of the clinical trials for our product candidates are and will continue to be conducted outside of Belgium, which will make it more difficult for us to monitor CROs as well as clinical sites and investigators and perform visits of our clinical sites, and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials in accordance with the applicable protocols and compliance with applicable regulations, including GCPs. Failure to comply with applicable protocols and regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process.

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

If, for any reason, we were to experience an unexpected loss of supply of our product candidates or placebo or comparator drug used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our pre-clinical and clinical drug supplies and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our product candidates are subject to the FDA’s, EMA’s and other comparable regulatory authorities’ pre-approval inspections that will be conducted after we submit our NDA or BLA to the FDA or the required approval applications to any other relevant regulatory authority. We do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third-party manufacturers for compliance with cGMP regulatory requirements for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, EMA or others, we will not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition, we have no control over the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or other comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates or if it withdraws any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

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

Our commercial success depends on obtaining and maintaining proprietary rights to our product candidates for the treatment of RA, CD, UC, CF and other diseases, as well as successfully defending these rights against third-party challenges. We will only be able to protect our product candidates, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our product candidates is uncertain due to a number of factors, including:

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

Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. We may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forgo patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Moreover, in some circumstances, we do not have the right to control the preparation, filing or prosecution of patent applications, or to maintain the patents, covering technology subject to our collaboration or license agreements with third parties. For example, under our collaboration agreement with AbbVie for CF, AbbVie has the right to control prosecution and maintenance of any patent rights covering inventions that are jointly discovered or developed by us and AbbVie and patent rights that we control which relate to the compounds or products subject to the collaboration. In addition, in some circumstances, our counterparty has the right to enforce the patent rights subject to the applicable agreement without our involvement or consent or to otherwise control the enforcement of such patent rights. For example, under our collaboration agreement with AbbVie for CF, AbbVie controls the enforcement of the patent rights subject to the agreement, although we may elect to participate in such enforcement proceedings and under our collaboration agreement with Gilead, Gilead controls any litigation on our patents for filgotinib. Therefore, these patents and patent applications may not be prosecuted or enforced in a manner consistent with the best interests of our business.

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

We expect that if our drug discovery efforts continue to generate product candidates, our clinical product candidates continue to progress in development, and we continue to build our development, medical and commercial organizations, we will require significant additional investment in personnel, management and resources. Our ability to achieve our research, development and commercialization objectives depends on our ability to respond effectively to these demands and expand our internal organization, systems, controls and facilities to accommodate additional anticipated growth. If we are unable to manage our growth effectively, our business could be harmed and our ability to execute our business strategy could suffer.

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

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations or other sanctions. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws and regulations, that person or entity may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government funded healthcare programs.

We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could have a material adverse effect on our business, investor confidence and market price.

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. We often use estimates and assumptions concerning the future, especially when performing impairment tests on (in)tangible assets. We perform these tests whenever there is an impairment indicator. In addition, because we are a U.S. public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures annually and the effectiveness of our internal control over financial reporting at the end of each fiscal year.

We are no longer an “emerging growth company” and we will no longer be able to avail ourselves of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies.” For example, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. Section 404 of the Sarbanes-Oxley Act (“Section 404”) requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. We previously availed ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we are no longer able to avail ourselves of this exemption. Our independent registered public accounting firm is now required to undertake an assessment of our internal control over financial reporting, and as a result the cost of our compliance with Section 404 will correspondingly increase. The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of the ADSs or our ordinary shares could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources. Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of the ADSs or our ordinary shares. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal control over financial reporting from our independent registered public accounting firm.

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

Recent developments relating to the United Kingdom’s referendum vote in favor of withdrawal from the European Union could adversely affect us.

The United Kingdom held a referendum on June 23, 2016 in which a majority voted for the United Kingdom’s withdrawal from the European Union (referred to as “Brexit”). As a result of this vote, negotiations are expected to commence to determine the terms of the United Kingdom’s withdrawal from the European Union as well as its relationship with the European Union going forward, including the terms of trade between the United Kingdom and the European Union. The effects of Brexit have been and are expected to continue to be far-reaching. Brexit and the perceptions as to its impact may adversely affect business activity and economic conditions in Europe and globally and could continue to contribute to instability in global financial and foreign exchange markets. Brexit could also have the effect of disrupting the free movement of goods, services and people between the United Kingdom and the European Union; however, the full effects of Brexit are uncertain and will depend on any agreements the United Kingdom may make to retain access to European Union markets.

In addition, we expect that Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replicate or replace. If the United Kingdom were to significantly alter its regulations affecting the pharmaceutical industry, we could face significant new costs. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations. Altered regulations could also add time and expense to the process by which our product candidates receive regulatory approval in the United Kingdom and European Union. Similarly, it is unclear at this time what impact Brexit will have on our intellectual property rights and the process for obtaining, maintaining and defending such rights. It is possible that certain intellectual property rights, such as trademarks, granted by the European Union will cease being enforceable in the United Kingdom absent special arrangements to the contrary, and we are required to refile our trademarks and other intellectual property applications domestically in the United Kingdom.

Lastly, as a result of Brexit, other European countries may seek to conduct referenda with respect to their continuing membership in the European Union. Given these possibilities and others we may not anticipate, as well as the lack of comparable precedent, the full extent to which our business, results of operations and financial condition could be adversely affected by Brexit is uncertain.

If we are unable to use tax loss carryforwards to reduce future taxable income or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.

At December 31, 2016, we had cumulative carry forward tax losses of €230.9 million in Belgium, €61.5 million in France (when taking into account pending tax litigation effect), and €18.7 million related to the other entities of our company. These are available to carry forward and offset against future taxable income for an indefinite period in Belgium and France, but approximately €17.8 million of these tax loss carryforwards in Switzerland, Croatia, the United States and the Netherlands will expire between 2018 and 2030. If we are unable to use tax loss carryforwards to reduce future taxable income, our business, results of operations and financial condition may be adversely affected. As a company active in research and development in Belgium and France, we have benefited from certain research and development incentives including, for example, the Belgian research and development tax credit and the French research tax credit (crédit d’impôt recherche). These tax credits can be offset against Belgian and French corporate income tax due, respectively. The excess portion may be refunded as from the end of a five-year fiscal period for the Belgian research and development incentive, and at the end of a three-year fiscal period for the French research and development incentive. The research and development incentives are both calculated based on the amount of eligible research and development expenditure. The Belgian tax credit represented €4.3 million for the year ended December 31, 2014, €5.4 million for the year ended December 31, 2015 and €5.7 million for the year ended December 31, 2016. The French tax credit amounted to €7.8 million for the year ended December 31, 2014, €8.7 million for the year ended December 31, 2015 and €9.5 million for the year ended December 31, 2016. The Belgian and/or French tax authorities may audit each research and development program in respect of which a tax credit has been claimed and assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and, should the Belgian and/or French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the Belgian and/or the French government decide to eliminate, or reduce the scope or the rate of, the research and development incentive benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

As a company active in research and development in Belgium, we also expect to benefit in the future from the “patent income deduction” or the replacing “innovation deduction” in Belgium. The patent income deduction regime allows, in the case of taxable income, gross profits attributable to revenue from patented products to be taxed at a lower rate than other revenues, i.e., 6.8%. The innovation deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower rate than other revenues, i.e., 5.1%. When taken in combination with tax losses carried forward and research and development incentives mentioned above, we expect that this will result in a long-term low rate of corporation tax for us. The innovation deduction applies as of July 1, 2016, although subject to various conditions, the patent income deduction can continue to apply until June 30, 2021 at the latest.

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

We have received several technological innovation grants to date, totaling €26.8 million as of December 31, 2016, to support various research programs from an agency of the Flemish government to support technological innovation in Flanders. These grants carry clauses which require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. If we fail to comply with our contractual obligations under the applicable technological innovation grant agreements, we could be forced to repay all or part of the grants received. Such repayment could adversely affect our ability to finance our research and development projects. In addition, we cannot ensure that we will then have the additional financial resources needed, the time or the ability to replace these financial resources with others.

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

On March 13, 2014, we announced the signing of a definitive agreement to sell the service division operations to Charles River Laboratories International, Inc., or CRL, for a total consideration of up to €134 million. CRL agreed to pay us an immediate cash consideration of €129 million. The potential earn-out of €5 million due upon achievement of a revenue target 12 months after transaction closing has not been obtained. Approximately 5% of the total consideration, including price adjustments, was being held on an escrow account. Following common practice, we have given customary representations and warranties with customary caps and limitations which are capped and limited in time (since April 1, 2016, CRL can only introduce a claim covered by the Tax Deed (during a period of 5 years), other claims related to the sale cannot be submitted anymore). If Charles River makes a claim with respect to the sale of the service division, we could incur significant costs and expenses associated with the claim. To date, four claims have been introduced by CRL, which have all been settled for a total amount of €1.3 million. On January 17, 2017 an amount of €4.1 million was released from the escrow account. The release of the remaining balance of the escrow account will be possible after final agreement between the parties on the amounts at stake.

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

Our executive officers, directors, current 5% or greater shareholders and their affiliated entities, including Gilead, together beneficially own approximately 33% of our ordinary shares, including shares in the form of ADSs. This concentration of ownership might have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, among others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of July 23, 1990, or the Parent-Subsidiary Directive, or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions. Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.-Belgium Tax Treaty. The U.S.-Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Tax Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Tax Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which holds at least 10% of the shares in the company. A 0% Belgian withholding tax applies when the shareholder is a company which has held at least 10% of the shares in the company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Tax Treaty.

Future sales of ordinary shares or ADSs by existing shareholders could depress the market price of the ordinary shares and ADSs.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the public market, the trading price of the ADSs could decline significantly. As of March 15, 2017, 39,495,377 shares were eligible for sale in the public market, 563,485 of which shares are held by directors, executive officers and other affiliates and are subject to volume limitations under Rule 144 under the Securities Act . In addition, the ordinary shares subject to outstanding warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. We have filed registration statements on Form S-8 with the SEC covering ordinary shares available for future issuance under our warrant plans. Sales of a large number of the shares issued under these plans in the public market could have an adverse effect on the market price of the ADSs.

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

In accordance with the Belgian Companies Code, our articles of association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis for any issue for cash of new shares, convertible bonds or warrants that are exercisable for cash, unless such rights are cancelled or limited either by resolution of our shareholders’ meeting or by our board of directors in the framework of the authorized capital, as described below. On April 26, 2016, our shareholders authorized our board to increase our share capital (possibly with cancellation or limitation of the preferential subscription rights of our existing shareholders at the discretion of our board), subject to certain limitations, for a period of five years. We refer to this authority for our board to increase our share capital as our authorized capital. As of the date of this annual report, our board of directors may decide to issue up to 8,557,345 ordinary shares pursuant to this authorization, without taking into account however subsequent issuances under our warrant programs or otherwise. Please see the section of this annual report titled “Item 10.B.—Memorandum and Articles of Association.” Absent renewal by our shareholders of this authorization of the board or absent cancellation or limitation by our shareholders of the preferential subscription rights of our existing shareholders, the requirement to offer our existing shareholders the preferential right to subscribe, pro rata, for new shares being offered may as a practical matter preclude us from timely raising capital on commercially acceptable terms or at all.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2017.

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

We believe that we should not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2016 taxable year and we do not anticipate being a PFIC for the current taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were a PFIC, this could result in adverse U.S. tax consequences to certain U.S. holders.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Our status as a PFIC depends on the composition of our income and the composition and value of our assets (for which purpose the total value of our assets may be determined in part by reference to the market value of the ADSs and our ordinary shares, which are subject to change) from time to time. If we are a PFIC for any taxable year, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, losing the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. See “Item 10.E.—Taxation—Certain Material U.S. Federal Income Tax Considerations to U.S. Holders—Passive Foreign Investment Company Considerations.”

Based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, we believe that we should not be a PFIC for the 2016 taxable year and we do not anticipate that we will be a PFIC with respect to the current taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years. We do not currently intend to provide the information necessary for U.S. holders to make a “qualified electing fund,” or QEF, election if we are treated as a PFIC for any taxable year, and prospective investors should assume that a QEF election will not be available.

We believe that we were not a controlled foreign corporation, or CFC, for U.S. federal income tax purposes for the 2016 taxable year. If we were to qualify as a CFC, this could result in adverse U.S. federal income tax consequences to certain U.S. holders.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents and royalties, gains from the sale of securities and income from certain transactions with related parties. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. A non-U.S. corporation generally will be classified as a CFC for United States federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain.

We do not believe that we were a CFC for the taxable year ended December 31, 2016. However, we cannot provide any assurances regarding our status as a CFC for the 2016 taxable year or any future taxable years.

Item 4	Information on the Company.

A.	History and Development of the Company

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

Our actual capital expenditures for the years ended December 31, 2014, 2015 and 2016 amounted to €2.8 million, €6.7 million, and €4.8 million respectively. These capital expenditures primarily consisted of laboratory equipment and leasehold improvements. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2017 to be financed from the cash flows from operating activities and cash reserves . For more information on our capital expenditures, see the section of this annual report titled “Item 6.B.—Liquidity and Capital Resources—Capital Expenditures.”

B.	Business Overview

We are a clinical-stage biotechnology company specialized in the discovery and development of medicines with novel modes of action, addressing disease areas of high unmet medical need. Our pipeline comprises programs ranging from discovery to Phase 3 clinical trials in inflammation, cystic fibrosis, fibrosis, osteoarthritis and other indications. Our highly flexible platform is applicable across many therapeutic areas. Our clinical stage programs include: filgotinib, which is currently in Phase 3 trials in rheumatoid arthritis (RA), Crohn’s disease (CD), and ulcerative colitis (UC); our cystic fibrosis (CF) portfolio of drugs aimed at a triple combination therapy for 90% of CF patients, for which we plan to initiate patient clinical trials by mid-2017; GLPG1690, our fully proprietary autotaxin inhibitor, which is currently in a Phase 2a trial for idiopathic pulmonary fibrosis (IPF); GLPG1972 for osteoarthritis (OA), which is expected to be dosed in a Phase 1b trial in U.S. patients in 2017; and MOR106, which is currently being dosed in atopic dermatitis (AtD) patients in a Phase 1b trial. Except for our CF program, these programs are derived from our proprietary target discovery platform.

We have collaborations with Gilead for filgotinib, with AbbVie for CF, with Servier for GLPG1972, and with MorphoSys for MOR106. For more information on our collaborations, see “—Collaborations.” The following table summarizes key information on our lead development programs as of the date of this annual report:

Lead Programs

Filgotinib: Selective JAK1 Inhibitor with a Potential Best-in-class Product Profile

Based on results from our Phase 2 trials, we believe that filgotinib is a promising candidate for the treatment of RA, CD and potentially other inflammatory diseases. We are party to an exclusive collaboration agreement with Gilead to develop and commercialize filgotinib in multiple diseases. Under the terms of the collaboration, Gilead is primarily responsible for development and seeking regulatory approval of the licensed product. We are required to use commercially reasonable efforts as requested by Gilead to assist Gilead with certain development activities. Gilead initiated Phase 3 clinical programs in RA and CD and a Phase 2b/3 program in UC in 2016.

Our Filgotinib Program in RA

RA is a chronic autoimmune disease that affects 2.9 million patients (of which approximately 1.5 million are being treated with biologics) in the United States and Europe. RA is characterized by inflammation and degeneration of the joints. Patients suffer from pain, stiffness, and restricted mobility due to a persistent inflammation of multiple joints, ultimately resulting in irreversible damage of the joint cartilage and bone. According to GlobalData, sales of RA therapeutics across the 10 main healthcare markets was $19.5 billion in 2015, with the current market being dominated by injectable, biological therapies. Biologics, mostly TNF therapies, need to be injected and often lose their effect over time, so there continues to be a considerable unmet need with regard to efficacy, safety, and convenience of use with existing treatments.

New oral therapies that target the Janus kinase, or JAK, signaling pathway are emerging to treat inflammatory diseases; JAK inhibitors, however, are associated with a range of side effects, including aberrations in low-density lipoprotein, or LDL, cholesterol and red blood and NK cell counts. In a human whole blood assay we demonstrated that filgotinib, with a 30-fold selectivity for JAK1 over JAK2, was more selective for JAK1 than any other compound known to us to be either approved for sale or in clinical development. We believe the high selectivity of filgotinib for JAK1 may allow for a positive efficacy profile, with an improved safety profile for filgotinib due to the improved selectivity over JAK2 and JAK3.

Our Clinical Program for Filgotinib for RA

Clinical trials to date have shown that filgotinib is well-tolerated, with atherogenic index improvement and absence of anemia. We believe its once-a-day oral dosage and its low risk for drug-drug interactions make it convenient for patient use.

We reported final 24-week data from DARWIN 1 and DARWIN 2 Phase 2b dose-range finding clinical trials in 2015. Both trials were double-blind, placebo-controlled for 24 weeks of treatment in patients with moderate to severe rheumatoid arthritis who showed an inadequate response to methotrexate. DARWIN 1 (594 patients) evaluated filgotinib as an addition to methotrexate, as once- and twice-daily administration (qd and bid dosing, respectively) at three daily dose levels. DARWIN 2 (283 patients) evaluated filgotinib as once-daily monotherapy administration (qd dosing) at three dose levels. Both trials achieved the primary endpoints (ACR20). Below are the ACR50 and ACR70 scores at 12 and 24 weeks for 100 and 200 mg qd in both DARWIN 1 and DARWIN 2:

Overall, there was no statistically relevant difference between the once-daily and twice-daily dosing regimens in DARWIN 1. Both trials showed a rapid onset of activity, as of week one for ACR and DAS28(CRP) responses. In DARWIN 1 (200 mg bid) and in DARWIN 2 (100 mg qd) up to 50% of the patients reached low disease activity or remission. The 100 mg and 200 mg qd doses achieved similar levels of activity overall.

Safety data in both trials was similarly promising. In dose groups including placebo in both studies, 3.9% of patients stopped treatment during the trial for safety reasons. In DARWIN 1 patients reporting serious (2.5% overall) and non-serious treatment-emergent adverse events were evenly spread over the dose groups including placebo. Serious infections were reported in six patients, including one death on active treatment in the second half of the trial and for which the Data Safety Monitoring Board did not see a reason to pause or change the trial. No opportunistic infections were reported. Herpes zoster infection occurred in five patients, equally spread over placebo and filgotinib groups. In DARWIN 2 a higher discontinuation rate for safety was observed for placebo (5.6%) during the first 12 weeks of the trial compared to filgotinib treated patients (2.5%) up to week 24. Similar incidence of serious and non-serious treatment-emergent adverse events was reported, evenly spread over the dose groups including placebo. A higher rate of infections was observed in filgotinib (19% over 24 weeks) compared to placebo (10% up to week 12), with serious infections remaining limited (1.4% of filgotinib patients). No malignancies, tuberculosis, major adverse cardiac events, opportunistic infections, or deaths were reported in DARWIN 2.

On the basis of pre-clinical findings, males in the United States were restricted by the FDA to the 100 mg dose for DARWIN 1 and 2. Male reproductive hormones consequently were monitored in male patients taking 200 mg in DARWIN 1 and 2 outside the United States. No clinically significant changes or discontinuations were observed for male reproductive hormones in either trial.

Consistent with its selective JAK1 inhibition, filgotinib treatment led to an improvement in hemoglobin (DARWIN 1 up to 0.5 g/dL, or a 4% increase from baseline, DARWIN 2 up to 0.4 g/dL, or 3.6% increase from baseline). In DARWIN 1, all lipid fractions including HDL and LDL increased, with the largest percentage increase in HDL, while in DARWIN 2 similar increases in LDL and HDL were maintained. Neutrophil levels remained stable after initial decline to mid-normal range at week four. Neither lymphocytes nor liver enzymes were impacted by treatment with filgotinib in either study.

Filgotinib’s improvement in hemoglobin shown in DARWIN 1 and 2 potentially differentiates it when compared to impact on hemoglobin shown by other JAK inhibitors in RA trials:

Filgotinib’s lack of impact on natural killer (NK) cells shown in DARWIN 1 and 2 potentially differentiates it when compared to the impact on NK cells shown by other JAK inhibitors in RA trials:

Of the patients who have completed DARWIN 1 and DARWIN 2 and were eligible to continue, approximately 98% elected to participate in the DARWIN 3 follow-up trial. DARWIN 3 is a multi-center, open-label, long-term follow-up safety and efficacy trial of subjects who have completed either DARWIN 1 or DARWIN 2. All subjects have started the trial at the same dose level, either at 200 mg once per day or at 100 mg twice per day (except for males in the U.S. sites of these trials who receive a maximum daily dose of 100 mg), depending on the regimen administered during the preceding trial, with DARWIN 1 subjects continuing to use filgotinib in combination with MTX.

FINCH Phase 3 Program with Filgotinib in RA

In August 2016, our collaboration partner Gilead initiated the FINCH global Phase 3 program investigating the efficacy and safety of 100 mg and 200 mg filgotinib once daily, in RA patient populations, ranging from early stage to biologic-experienced patients:

FINCH 1 is a 52-week, randomized, placebo- and adalimumab-controlled trial in combination with methotrexate (MTX) in an expected 1,650 patients who have had inadequate response to MTX. The primary endpoint is ACR20 at week 12. American College of Rheumatology 20% (ACR20) response rate signifies a 20% or greater improvement in the number of swollen and tender joints as well as a 20% or greater improvement in three out of five other disease-activity measures. ACR50 and ACR70 reflect the same, respectively for 50% and 70% response rates. The study will also include radiographic assessment at weeks 24 and 52.

FINCH 2 is a 24-week, randomized, placebo-controlled trial in an expected 423 patients who are on conventional disease-modifying anti-rheumatic drugs (cDMARD), and have had an inadequate response to biological treatment. The primary endpoint is ACR20 at week 12.

FINCH 3 is a 52-week, randomized trial in an expected 1,200 MTX-naïve patients to study filgotinib in combination with MTX, as well as monotherapy. The primary endpoint is ACR20 at week 24. Radiographic progression will also be assessed.

Gilead will perform a single dedicated male patient safety study concurrent to all Phase 3 programs. This study is expected to include RA, CD, and UC patients.

Our Filgotinib Program in Inflammatory Bowel Disease (IBD)

IBD includes CD and UC. We observed high activity and a favorable safety profile in a Phase 2 trial with filgotinib in CD. The profile we saw with filgotinib in this CD patient trial leads us to believe the product candidate may show activity and tolerability in UC patient studies as well. IBD affects approximately 2 million patients (of which approximately 0.5 million are being treated with biologics) in the United States and Europe, and the market for IBD therapies is approximately $9 billion today, according to GlobalData. Current treatments are dominated by anti-TNF agents, with new biologic products gaining some ground in second line treatment.

CD is an IBD of unknown cause, resulting in chronic inflammation of the gastrointestinal (GI) tract with a relapsing and remitting course. Today, only 10% of CD patients achieve prolonged clinical remission. There are currently no highly effective oral therapies approved for CD and, similar to RA, treatment is dominated by injectable, biologic treatments including anti-TNF therapies. Anti-TNF agents have improved the management of CD; however, not all patients respond to these drugs, and secondary loss of response is reported in up to 50% of patients per year in placebo-controlled trials. There continues to be a considerable unmet need with these existing treatments. Dysregulation of the JAK signaling pathway has also been associated with CD, and we believe that filgotinib, with its high selectivity for JAK1, is a highly attractive candidate for the treatment of CD. By inhibiting JAK1 but not JAK2, unwanted effects such as anemia may be prevented. This absence of anemia is of particular importance to IBD patients, who frequently experience fecal blood loss.

Increased activity and focus from pharmaceutical companies has led to more clinical trials of oral therapies in CD. For example, AbbVie is conducting a Phase 2 trial with upadacitinib (pan-JAK inhibitor) which should read out in 2017. Celgene announced Phase 1b results with GED-0301 (SMAD-7), which showed early activity but limited endoscopic improvement. Celgene is also investigating ozanimod (S1P 1 and 5 receptor modulator) in Phase 2 in CD, with topline results expected in 2017. After two Phase 2 trials, Pfizer announced Xeljanz (pan-JAK inhibitor) will not be developed further in CD.

Our Clinical Program with Filgotinib in CD

Our FITZROY Phase 2 trial (174 patients) evaluated filgotinib once-daily versus placebo in patients with moderate to severely active CD and mucosal ulceration. Patients recruited were either anti-TNF naïve or anti-TNF failures. FITZROY was the first trial in CD to require endoscopic confirmation of lesions at entry, and also to include a placebo control on endoscopy. The trial comprised two parts, each of 10 weeks duration: the first part investigated the safety and efficacy of filgotinib 200 mg once daily versus placebo, while the second part of the study investigated continued treatment through 20 weeks in an observational exploratory design. The FITZROY trial achieved the primary endpoint of clinical remission at 10 weeks: the percentage of patients achieving a Crohn’s Disease Activity Index (CDAI) score lower than 150 was statistically significantly higher in patients treated with filgotinib (47%) versus patients receiving placebo (23%). The share of patients achieving 100-points clinical response (60%) also was significant versus those receiving placebo (41%). Improvement in quality of life, histopathology, endoscopy assessment and biomarkers of inflammatory activity were also observed at week 10. Overall mean change in histopathology scores at week 10 for patients treated with filgotinib (-3.5) versus placebo (-0.6) was significantly different, confirming the clinical responses in the tissues of patients. More patients on filgotinib showed >50% improvement in SES-CD (endoscopy) scores versus placebo patients at week 10:

Clinical responses were maintained from week 10 to week 20. Non-responders in the placebo arm from the first ten weeks received filgotinib 100 mg in the second ten weeks and showed improvement in clinical remission during the second part of the trial.

Overall, in the FITZROY study at 20 weeks of treatment, filgotinib demonstrated a favorable safety profile consistent with the DARWIN studies in RA. An increase in hemoglobin was also observed in FITZROY, without difference between filgotinib and placebo. No clinically significant changes from baseline in neutrophils or liver function tests were observed.

Gilead initiated a Phase 3 trial (DIVERSITY) with filgotinib in CD in November 2016. The DIVERSITY Phase 3 trial investigates efficacy and safety of 100 mg and 200 mg filgotinib once-daily compared to placebo in patients with moderately to severely active disease including those with prior antibody therapy failure. Gilead will recruit approximately 1,300 patients from the United States, Europe, Latin America, Canada, and Asia/Pacific regions. Men and women in the DIVERSITY trial will be randomized to receive placebo, 100 mg or 200 mg filgotinib. In the United States, males may receive 200 mg if they failed at least one anti-TNF and vedolizumab, a monoclonal anti-integrin antibody marketed by Takeda.

In March 2017, Gilead initiated a Phase 2 study in small bowel CD and a Phase 2 study in fistulizing CD.

Our Clinical Program with Filgotinib in UC

UC is an inflammatory bowel disease resulting in ulcerations and inflammation of the colon and rectum. Unlike CD, UC involves damaging inflammation of only the colon and rectum. Although the introduction of anti-TNF biologics has improved the treatment of some patients, only 33% of patients will achieve long-term remission, and many patients lose their response to treatment over time. The medical need for improved efficacy is high and could likely be achieved by a new mechanism of action.

Increased activity and focus from potential competitors has led to more clinical trials of oral therapies in UC. Pfizer showed activity with Xeljanz (pan-JAK inhibitor) in Phase 3 UC trials and has filed for approval. AbbVie is conducting a Phase 2 trial with ABT-494 (pan-JAK inhibitor) which should read out in 2017. Celgene is investigating ozanimod (S1P 1 and 5 receptor modulator) in Phase 3 and GED-0301 (SMAD-7) in Phase 2 in UC.

Gilead initiated the SELECTION Phase 2b/3 trial in UC with filgotinib in December 2016. SELECTION investigates efficacy and safety of 100 mg and 200 mg filgotinib once-daily compared to placebo in patients with moderately to severely active disease including those with prior antibody therapy failure. Gilead will recruit approximately 1,300 patients from the United States, Europe, Latin America, Canada, and Asia/Pacific regions. The SELECTION Phase 2b/3 trial in UC will include a futility analysis, serving as the Phase 2b part of this integrated Phase 2b/3 study. Men and women in SELECTION will be randomized to receive placebo, 100 mg or 200 mg filgotinib. In the United States, males may receive 200 mg if they failed at least one anti-TNF and vedolizumab.

Our CF Program

CF is a rare, life-threatening, genetic disease affecting the lungs and the digestive system, impacting approximately 80,000 patients worldwide with approximately 30,000 patients in the United States. CF patients carry a defective cystic fibrosis transmembrane conductance regulator, or CFTR, gene and are classified based on their specific mutation of the CFTR gene. The Class II mutation is present in approximately 90% of CF patients, with Orkambi being the only approved therapy for the underlying cause of CF in this mutation. Kalydeco is a disease-modifying treatment for Class II mutations, representing 4% of total CF patients. The market for CF therapies is robust and growing. According to Vertex Pharmaceuticals, approximately 9,000 patients were treated with Vertex therapies in 2016, and this they expect to grow to approximately 75,000 patients by 2024. Combined sales of Kalydeco and Orkambi were approximately $1.7 billion in 2016.

Despite the approval of Kalydeco and Orkambi, there is need for better therapies to improve pulmonary function for a large majority of the patient population. Though many pediatric patients have normal lung function at the time of diagnosis, physicians generally believe that earlier treatments can have downstream benefits for the patient by slowing the deterioration in lung function.

Two types of disease-modifying CFTR modulators have the current focus of CF drug developers. Potentiator molecules aim to restore the flow of ions through an activated CFTR by influencing the channel’s opening. Corrector molecules aim to overcome defective protein processing by restoring proper folding of CFTR and allowing for increased cell surface expression. In order to improve CFTR function meaningfully for the largest patient group with Class II and other mutations, we believe a combination of medicines will be required, comprising a potentiator and two novel corrector (which we refer to as C1 and C2) molecules.

In pre-clinical cellular assay studies, we consistently observed that combinations of potentiator, C1, and C2 correctors restore close to healthy CFTR function in lung epithelial cells and organoids cultured from Class II and Class III/IV patients, both homozygous and heterozygous for F508del, respectively:

These results are suggestive of a compelling therapeutic option for these patients. We believe that our CF combination therapy may address the unmet need in both homozygous and heterozygous Class II patients, based on these in vitro results.

We aim to evaluate a once-daily, oral, triple combination CF therapy in patients starting in mid-2017, with additional trials with novel CF compounds initiating throughout 2017. We have developed a portfolio of lead and follow-on compounds from which to select the best potentiator and corrector molecules for our triple combination therapy:

Our Clinical Program for CF

Our most advanced product candidate, potentiator GLPG1837, was the first potentiator since Kalydeco to show comparable results in G551D patients in the SAPHIRA 1 Phase 2a trial in late 2016.

SAPHIRA 1 was an open-label study of three doses of GLPG1837 in 26 patients with the G551D mutation. Of these patients, 25 patients were on stable Kalydeco treatment at screening and agreed to a one week washout prior to the start of dosing GLPG1837. One patient was naïve to Kalydeco. All subjects received GLPG1837 125 mg bid (twice-daily) for 7 days, immediately followed by 250 mg bid for 7 days and subsequently by 500 mg bid for 14 days.

A statistically significant dose dependent decrease in sweat chloride concentration was observed. At the 500 mg bid dose, sweat chloride decreased from a mean value of 98 mmol/L at baseline to 66 mmol/L (p <0.0001). For those patients exceeding the predicted target concentration, sweat chloride changed from a mean value of 94 mmol/L at baseline to 52 mmol/L. Below is an illustration of the changes in sweat chloride at increasing pre-dose exposures of GLPG1837 in blood plasma from SAPHIRA 1 in G551D patients who had washed out of Kalydeco prior to being treated with GLPG1837:

Twenty-five patients were on stable treatment with Kalydeco prior to this study. For these patients, mean percent predicted FEV1 (ppFEV1) levels were 74% at screening (prior to Kalydeco washout). The one week wash-out resulted in a 5.4% mean decrease in absolute ppFEV1. At the end of treatment with GLPG1837, the ppFEV1 levels returned to the Kalydeco pre-washout levels. The figure below illustrates this restoration of ppFEV1 to screening levels, after washout and treatment with GLPG1837 in SAPHIRA 1:

Overall GLPG1837 was well tolerated in SAPHIRA 1, with observed treatment emergent adverse events being predominantly mild or moderate, and typical for a CF patient population. One patient dropped out of the study due to an increase in non-cardiac creatine phosphokinase.

We believe that SAPHIRA 1 represents a clinical validation of our in vitro systems, reinforcing our confidence in our approach to get to a triple combination therapy.

We initiated a Phase 1 trial for a second potentiator candidate GLPG2451 in May 2016. Follow-on potentiator GLPG3067 entered Phase 1 in March 2017. GLPG1837 has a twice-daily dosing profile, while GLPG2451 has potential for once-daily dosing.

We reported that GLPG2222, the first early binding (C1) corrector, showed favorable safety and tolerability in Phase 1 trials in healthy volunteers in June 2016. GLPG2222 was tested in single ascending doses up to 800 mg, and in multiple ascending doses up to 600 mg qd for 14 days in a double-blind, randomized, placebo-controlled study. The product candidate was shown to be well-tolerated and no emerging safety signals observed in the dose range studied. Absorption of GLPG2222 was rapid and favorable. Pharmacokinetics of GLPG2222 support once-daily dosing regimens to be explored in further development. We believe GLPG2222 is well positioned for selection for the first triple combination therapy in 2017 and will be further explored in the clinic throughout the year to improve our understanding of dosing for the triple combination, including a Phase 2 trial on top of Kalydeco in Class III mutation patients initiated in January 2017. We dosed the first healthy volunteer with a combination of GLPG2451 and GLPG2222 in February 2017. Backup C1 corrector GLPG2851 will enter Phase 1 trials in 2017.

We initiated a Phase 1 trial for our first late binding (C2) corrector GLPG2737, the final component needed for a triple combination therapy, in November 2016. Topline results from this trial are expected in Q2 2017. We are developing follow-on C2 correctors which are expected to enter Phase 1 in 2017.

Our IPF Programs

IPF is a chronic, relentlessly progressive fibrotic disorder of the lungs that typically affects adults over the age of 40. According to GlobalData, IPF affects approximately 109,000 patients in the United States and Europe and, as such, we have received orphan designation for our product candidate GLPG1690 in this indication from the European Commission and we intend to seek orphan designation in the United States for our product candidates in IPF. The clinical prognosis of patients with IPF is poor, as the median survival at diagnosis is two to four years. Currently, no medical therapies have been found to cure IPF. The medical treatment strategy aims to slow disease progression and improve quality of life. Lung transplantation may be an option for appropriate patients with progressive disease and minimal comorbidities.

Regulatory agencies have approved Esbriet and Ofev for the treatment of mild to moderate IPF. Both Esbriet and Ofev have been shown to slow the rate of functional decline in IPF and are gaining ground as the standard of care worldwide. Combined sales of both drugs reached $1.1 billion in 2016, with 74% of global revenues being in the United States. These regulatory approvals represent a major breakthrough for IPF patients; yet neither drug improves lung function, and the disease in most patients on these therapies continues to progress. Moreover, the adverse effects associated with these therapies are considerable (e.g., diarrhea, liver function test abnormalities with Ofev, nausea and rash with Esbriet). Therefore, there is still a large unmet medical need as IPF remains a major cause of morbidity and mortality. GlobalData estimates global sales of approved IPF drugs will grow to nearly $2.4 billion in 2022.

GLPG1690 is a potent and selective inhibitor of autotaxin (ATX) and is fully proprietary to us. We identified ATX as a potential target for IPF, after finding the target using an inflammation assay in our target discovery platform. Pharmacology and translational studies published by other parties since then suggest that ATX may also play a role in metabolic disease, arthritic pain, oncology, and lung disease. We evaluated GLPG1690 in a pre-clinical lung fibrosis model (bleomycin-treated mice) and observed effects on reducing the fibrotic score, numerically favoring GLPG1690 over Esbriet.

GLPG1690 completed a Phase 1 first-in-human trial in February 2015. In this trial, GLPG1690 was shown to be well-tolerated in up to 1000 mg daily dose and demonstrated a favorable pharmacokinetic profile.

Moreover, in this trial GLPG1690 demonstrated the ability to reduce plasma lysophosphatidic acid (LPA) levels on a sustained basis, implying ATX engagement.

We are currently conducting a Phase 2a trial (called FLORA) in IPF patients. FLORA is fully recruited and we expect topline results in the second half of 2017. This randomized, placebo-controlled double-blind trial includes up to 24 patients with IPF from 17 centers in Europe and evaluates treatment with 600mg of GLPG1690 for 12 weeks. Primary objectives are to assess safety, tolerability, and pharmacokinetics and pharmacodynamics of GLPG1690 in IPF patients. Target engagement will be measured by LPA in plasma and bronchoalveolar lavage fluid, both at baseline and through 12 weeks of treatment. Secondary objectives include the evaluation of lung function, changes in disease biomarkers and quality of life.

In June 2016, we nominated a second product candidate for IPF, GLPG2938, with an undisclosed novel mechanism of action. This candidate is expected to enter Phase 1 trials in 2017.

Our OA Program

Sometimes called degenerative joint disease or degenerative arthritis, OA is the most common chronic condition of the joints. OA can affect any joint, but it occurs most often in the small joints of the fingers, knees, hips, lower back and neck, and the bases of the thumb and big toe. According to GlobalData, OA will be the fourth leading cause of disability by the year 2020. There are limited data on the total prevalence of OA. GlobalData estimates that diagnosed cases will grow from approximately 117 million cases in 2016 to approximately 131 million cases by 2024, with cases affecting hand, knee, and hip in that order of prevalence.

In normal joints, a firm, rubbery material called cartilage covers the end of each bone. Cartilage provides a smooth, gliding surface for joint motion and acts as a cushion between the bones. In OA, the cartilage breaks down, causing pain, swelling and problems moving the joint. As OA worsens over time, bones may break down and develop growths called spurs. Bits of bone or cartilage may chip off and float around in the joint. In the body, an inflammatory process occurs and cytokines (proteins) and enzymes develop that further damage the cartilage. In the final stages of OA, the cartilage wears away and bone rubs against bone leading to joint damage and more pain.

Although OA occurs in people of all ages, it is most common in people older than 65. Common risk factors include obesity, previous joint injury, over-use of the joint, and weak thigh muscles. One in two adults will develop symptoms of knee OA during their lives. One in four adults will develop symptoms of hip OA by age 85. Current treatments for OA include weight loss, physical therapy, pain and anti-inflammatory medicines, and surgery, all of which address only the symptoms of the disease. There are currently no disease-modifying therapies available for OA, with drug sales for OA patients amounting to approximately $4 billion in generic painkillers in 2016.

GLPG1972 has a novel mode of action with potential application in OA and was discovered by us under our collaboration agreement with Servier, a French pharmaceutical company.

In June 2016, we announced that GLPG1972, a first-in-class product candidate aimed at treating OA, was shown to be safe and well tolerated in healthy human volunteers in a Phase 1 first-in-human trial. In this trial, dosing with GLPG1972 reduced a cartilage breakdown biomarker by up to 60% in these volunteers within two weeks. In 2017, we intend to conduct a Phase 1b patient clinical trial of GLPG1972 in the United States, where we retained full commercial rights. Additional data resulting from the ongoing nonclinical program expected in the second quarter of 2017 is expected to enable our collaboration partner Servier to decide on the exercise of the option to license the compound for further development into OA patient trials outside the United States.

Our AtD Programs

AtD, also known as atopic eczema, is a chronic pruritic (itching) inflammatory skin disease that most frequently starts in early childhood, often persists into adulthood, but may also have an adult onset. According to GlobalData, sales of AtD therapies in the seven major healthcare markets may reach $4 billion in 2016, with 35 million patients diagnosed with the disease and 10 million patients being treated in those markets. The main features of AtD are the impairment of the skin barrier and dysfunction of the immune system accompanied with dry skin and severe pruritus that is associated with cutaneous hyperactivity to various environmental stimuli. The pruritus (itching) may lead to sleep loss, anxiety, depression and impaired social life and is therefore considered as highest therapeutic need in AtD. Generic drugs are the approved standard of care, including immunomodulators cyclosporine and mycophenolate mofetil and topical treatments. There are disease-modifying biologics in currently in development.

MOR106 is a human monoclonal antibody designed to selectively target IL-17C in clinical development worldwide. IL-17C is a target discovered by us and has been shown to be distinct from other members of the IL-17 cytokine family, playing an important and pro-inflammatory role in certain skin disorders. MOR106 potently inhibits the binding of IL-17C to its receptor and thus inhibits its biological activity.

MOR106 arises from a strategic discovery and co-development alliance between us and MorphoSys, in which both companies contribute their core technologies and expertise.

We are currently evaluating MOR106 in a randomized, double-blind, placebo-controlled Phase 1 trial, with the aim to evaluate safety and tolerability. As secondary endpoints, the trial will assess pharmacokinetics and potential immunogenicity of MOR106.

The first part of the trial was conducted in a single center in 56 healthy volunteers, evaluating single ascending doses (SAD) as intravenous infusion compared to placebo. MOR106 showed favorable safety and PK results when administered to healthy volunteers in the ongoing trial. Subsequently investigation was started of multiple ascending doses (MAD) compared to placebo in approximately 24 patients with moderate to severe AtD in several European centers. Topline results of the complete trial, including the MAD part in patients and further results from the SAD part in healthy volunteers, are expected in the second half of 2017.

In June 2016, we nominated a second product candidate for AtD, GLPG2534, with a novel mechanism of action, which is different from the target of MOR106. This small molecule candidate is fully proprietary to us and is expected to enter Phase 1 trials in 2017.

For a breakdown of our total revenues by activity and geographic market, please see “Note 3—Segment information—Geographical information” in our consolidated financial statements appended to this annual report.

Our Strategy

We seek to develop a robust portfolio of breakthrough therapies. Our ambition is to become a fully integrated biopharmaceutical company focused on the development and commercialization of novel medicines. Our strategy is to leverage our unique and proprietary target discovery platform, which facilitates discovery and development of therapies with novel modes of action which address the root causes of the disease.

Key elements of our strategy include:

•	Rapidly advance the development and commercialization of filgotinib with our collaboration partner Gilead in RA, CD, UC, and potentially other inflammatory diseases

Based on the results from our Phase 2 clinical trials, we believe that filgotinib is a promising candidate for the treatment of RA, CD, UC and potentially other inflammatory diseases. Our collaboration partner Gilead initiated Phase 3 clinical programs in RA, CD and UC in 2016. We retained an option to co-promote filgotinib with Gilead in the UK, Germany, France, Italy, Spain, the Netherlands, Belgium, and Luxembourg; exercising this option would enable us to build a commercial organization and further progress our ambition to become a fully integrated biopharmaceutical company.

•	Collaborate with our collaboration partner AbbVie to develop a CF franchise of triple combination oral therapies

In order to address the unmet need in CF patients with Class II and other mutations in the CFTR gene, we aim to develop a triple combination therapy comprising a potentiator and two corrector molecules. Our most advanced product candidate for this triple combination therapy, potentiator GLPG1837, showed promising activity, with observed treatment emergent adverse events being predominantly mild or moderate, in CF patients with the Class III mutation of the CFTR gene in a Phase 2 trial late in 2016. This trial also provided data necessary to validate our in vitro assays and dosing modelling for developing a successful triple combination therapy. We initiated a Phase 1 trial for a second potentiator candidate GLPG2451 in May 2016. We reported positive topline results from a Phase 1 trial for our C1 corrector candidate, GLPG2222, in June 2016 and initiated a Phase 2 trial on top of Kalydeco in Class III mutation patients in January 2017. We initiated a Phase 1 trial for our C2 corrector GLPG2737 in November 2016. We dosed the first healthy volunteer with a combination of GLPG2451 and GLPG2222 in February 2017. We aim to evaluate a once-daily, oral, triple combination therapy in CF patients starting in mid-2017, with additional trials with novel CF compounds initiating throughout 2017. We initiated a Phase 1 study with potentiator GLPG3067 in March 2017. We have an exclusive collaboration agreement with AbbVie to jointly discover, develop, and commercialize these novel CF modulators.

•	Advance GLPG1690 in patient clinical trials in IPF

We have completed the enrollment of IPF patients in a Phase 2a trial evaluating target and disease biomarker changes during three months’ treatment with autotaxin inhibitor GLPG1690 or placebo, and we intend to disclose topline results of this trial in the second half of 2017. We have worldwide development and commercialization rights for GLPG1690.

•	Advance GLPG1972 in OA patient clinical trials in the United States

In June 2016, we announced that a Phase 1 first-in-human trial of GLPG1972, a novel mechanism of action product candidate for the treatment of OA, showed the product candidate reduced a cartilage breakdown biomarker in healthy volunteers up to 60% within two weeks. We retain all development and commercialization rights to this compound in the United States, and we intend to initiate clinical trials of GLPG1972 in the United States in 2017. Additional data resulting from an ongoing nonclinical program expected in the second quarter of 2017 will enable our collaboration partner Servier to make a decision regarding exercising its option to license the compound for further development in OA patient trials outside the United States.

•	Advance MOR106 in AtD patient clinical trials with our collaboration partner MorphoSys

In April 2016, we initiated a Phase 1 first-in-human trial and in October 2016, we announced first dosing of an AtD patient with MOR106, a novel human monoclonal antibody medicine in development with MorphoSys, in a Phase 1b trial. MOR106 targets IL17-C, a novel antibody target discovered by us. MorphoSys and we share costs and potential benefits equally in this collaboration. Topline data from the Phase 1b trial with MOR106 are expected in the second half of 2017.

•	Maximize and capture the value of our target discovery platform by becoming a fully integrated biotechnology company

Our platform has yielded many new mode-of-action investigational therapies across multiple therapeutic areas. Our most mature pre-clinical programs are GLPG2534 for AtD and GLPG2938 for IPF, both of which we plan to take into Phase 1 trials in 2017. Additionally, we are exploring the potential of development programs and pre-clinical product candidates in ankylosing spondylitis, psoriatic arthritis, lupus, nonalcoholic steatohepatitis, type 2 diabetes, and hepatitis B. We aim to initiate a Phase 3 trial every other year, while conducting three proof-of-concept trials, delivering eight new validated targets and three pre-clinical product candidates every year. We aim to select promising programs for internal development and commercialization to capture greater value for shareholders and establish ourselves as a fully integrated biopharmaceutical company.

Our Proprietary Target Discovery Platform

Our target discovery platform provides a significant and substantial competitive advantage in our portfolio of novel mode of action product candidates as it:

•	closely mimics the in vivo situation through the use of primary human cell with relevant trigger and readout for a specific disease phenotype

•	identifies the optimal point to intervene in a disease pathway by knocking down of a given protein in these assays

•	enables us to rapidly analyze all of the drugable genome and select pharmaceutically tractable protein targets directly by their ability to regulate key disease biology

Our product candidate filgotinib acts on a target whose role in the specific disease was discovered by us using our discovery platform and we believe is a proof of success of this approach. Filgotinib acts on JAK1 and we believe has potential for a best-in-class profile in Phase 3 clinical trials in RA, CD, and UC.

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

In order to study proteins in human cells, we take advantage of the distinctive properties of adenoviruses. Adenovirus is the virus that causes the common cold and has the capability to infect almost every type of human cell. The adenoviruses we work with have been engineered to act as a shuttle vehicle, allowing the delivery of specific pieces of DNA into human cells. Additionally, these viruses have been made replication incompetent, meaning they do not replicate in the human cell they infect, and so do not interfere with the processes in the cell. We engineered the viruses to carry small pieces of DNA, specific for individual human genes. When the virus enters the cell, this DNA piece leads to the production of a short sequence of RNA that is processed in the cell to become “short interfering RNA,” or siRNA, which specifically interferes with the mRNA of the protein it was designed for. By using these viruses, we can cause the cells to block, or “knock-down,” the production of a certain protein, mimicking what a small molecule drug does in the human body. We built a collection with these adenoviruses, now in excess of 20,000 viruses, that addresses over 6,000 drugable genes.

Our drug discovery research is based on the targets discovered using this technology. Once a target is validated, it is tested against large collections of chemical small molecules to identify chemical structures that interact with the target and block or activate protein production. These chemical structures are then optimized to obtain “drug-like” characteristics followed by testing of the product candidate in the clinic.

We believe that this discovery approach may increase the chances of success in bringing new mode of action drugs to the market. Since 2009, we have generated 32 pre-clinical candidates of which 24 have novel modes of action. Of these, 15 have entered the clinic, 11 with novel modes of action.

In addition to our pipeline of molecules in the clinic, we have multiple discovery programs which are advancing toward clinical development. Further to targets and molecules in RA, IBD, and CF, we are exploring new modes of action in OA, metabolic diseases, fibrosis, Hepatitis B virus, and immune inflammation.

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

As of March 24, 2017, patent rights held by Galapagos NV relating to our product candidates include the following:

Filgotinib Product Candidate: We have four U.S. patents relating to filgotinib, one pending U.S. patent application, one patent granted via the EPO and counterpart patent applications that are pending in Australia, Canada, Europe and other foreign countries. The four issued U.S. patents, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2030, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. In addition, we have one granted U.S. patent and two pending U.S. applications, with counterpart applications pending in other foreign countries, which are directed to certain physical forms, including polymorphic forms and compositions, of our filgotinib product candidate, and patents, if granted, based on these patent applications are estimated to expire in 2035, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a pending application under the Patent Cooperation Treaty, or PCT, related to the use of our filgotinib product candidate in cardiovascular disorders, and a pending PCT application related to the specific use of our filgotinib product candidate at particular doses in inflammatory conditions. Any patents, if granted, based on these patent applications are estimated to expire in 2036. We additionally have rights in six pending U.K. applications which relate to methods of treatment using filgotinib in additional indications. Any patents, if granted, based on these patent applications are estimated to expire in 2037. We also have two pending U.K. applications related to the use of combinations of filgotinib with other Galapagos proprietary compounds. Any patents, if granted, based on these patent applications are estimated to expire in 2038. We have additional patents and pending patent applications directed to the use of compounds related to our filgotinib product candidate and these patents, and patents that may be issued based on these pending patent applications, are currently expected to expire from 2029 to 2033, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG1837 Product Candidate: We have two issued U.S. patents relating to GLPG1837, one pending U.S. patent application and counterpart foreign patent applications that are pending in Australia, Canada, Europe and other foreign countries. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2034, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG2222 Product Candidate: We have rights in one pending U.S. patent application, a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries relating to GLPG2222. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2035, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG2451 Product Candidate: We have rights in one pending U.S. patent application, a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries relating to GLPG2451. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2036, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG2737 Product Candidate: We have rights in a pending U.S. patent application, a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries relating to GLPG2737. Patents, if any, that issue, based on this pending patent application are estimated to expire in 2036, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG3067 Product Candidate: We have rights in a pending U.S. patent application relating to GLPG3067. Patents, if any, that issue, based on this pending patent application are estimated to expire in 2037, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG2851 Product Candidate: We have rights in a pending U.S. patent application, a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries relating to GLPG2851. Patents, if any, that issue, based on this pending patent application are estimated to expire in 2036, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG3221 Product Candidate: We have rights in a pending U.S. patent application relating to GLPG3221. Patents, if any, that issue, based on this pending patent application are estimated to expire in 2037, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

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

MOR106 Product Candidate: We have rights in a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries relating to MOR106. Patents, if any, that issue based on this pending patent application are estimated to expire in 2037, not including any potential extension that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG2534 Product Candidate: We have a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries relating to GLPG2534. Patents, if any, that issue based on this pending patent application are estimated to expire in 2036, not including any potential extension that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG2938 Product Candidate: We have a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries relating to GLPG2938. Patents, if any, that issue based on this pending patent application are estimated to expire in 2037, not including any potential extension that may be available for the marketed product via supplementary protection certificates or patent term extensions.

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

Collaborations

We have entered into multiple collaboration agreements with pharmaceutical partners, which have generated approximately $896 million in cash at December 31, 2016 to fund discovery and development. We expect to continue to collaborate selectively with pharmaceutical and biotechnology companies to leverage our discovery platform and accelerate product candidate development. Our current alliances include the following alliances with AbbVie and Gilead:

Amended and Restated Collaboration with AbbVie for CFTR Modulators (CF)

On September 23, 2013, we entered into a global collaboration agreement with AbbVie focused on the discovery and worldwide development and commercialization of potentiator and corrector molecules for the treatment of CF. In connection with our entry into the collaboration agreement we received a one-time, non-refundable, non-creditable upfront payment in the amount of $45 million. On April 28, 2016, we and AbbVie entered into the amended and restated agreement which expanded the parties’ CF collaboration by amending and restating the collaboration agreement to, among other things, increase the remaining total milestones under the amended and restated agreement up to approximately $600 million from $350 million. As amended, the collaboration will provide for the potential development and commercialization of triple combination products consisting of a potentiator molecule, a corrector 1 molecule and a corrector 2 molecule to treat specified populations of patients with CF. As of the date of this annual report, we have achieved $57.5 million as milestones under this agreement (of which $50 million has been paid to date), in addition to the $45 million upfront payment.

The collaboration is managed by a set of joint committees comprised of equal numbers of representatives from each party. The joint steering committee oversees and coordinates the overall conduct of the collaboration. The joint research committee, or JRC, oversees and coordinates the discovery phase of the collaboration. The joint development committee, or JDC, oversees and coordinates the development phase of the collaboration. The joint commercialization committee will oversee and develop the strategies for commercialization of co-promoted licensed products in the Netherlands, Belgium and Luxembourg if we elect to exercise our co-promotion option, as described below.

Under the terms of the collaboration, both parties are required to use commercially reasonable efforts to identify and deliver a specified number of potentiator molecules which may be used in combination with a corrector molecule as a dual combination product, a specified number of corrector 1 molecules to be used in combination with a potentiator molecule and a corrector 2 molecule as a triple combination product and a specified number of corrector 2 molecules which may be used in combination with a potentiator molecule and a corrector 1 molecule as a triple combination product. The parties are also required to use commercially reasonable efforts to identify and deliver a specified number of backup molecules for each of the molecules described above. Each of the above molecules is to be measured against agreed-to success criteria.

If (i) the JRC determines that a potentiator molecule, a corrector 1 molecule and/or a corrector 2 molecule have met certain specified criteria by a specified date, or AbbVie otherwise decides to continue development of such molecule(s), and (ii) an investigational new drug application has been accepted for such molecules(s), then we and AbbVie will develop and approve (through the JDC) a plan in connection with development of such molecule and, when appropriate, combination product(s) including such molecule, with the goal of achieving agreed-to proof of concept criteria. We are generally responsible for the costs of such development activities at our expense up to an agreed cost cap, and then each party will be responsible for the excess costs associated with its respective agreed upon development activities.

If the applicable proof of concept criteria are met or AbbVie otherwise decides to continue development, we and AbbVie will develop and approve (through the JDC) a plan in connection with Phase 3 clinical trials for the molecule or molecules, in which we are responsible for a specified percentage of the costs.

Subject to certain exceptions, following approval, AbbVie will have the sole right to commercialize licensed products worldwide, except in China and South Korea, in which we will have the sole right to commercialize licensed products, and further subject to our co-promotion option in the Netherlands, Belgium and Luxembourg. We will be solely responsible for obtaining regulatory and other approvals required for commercialization of licensed products in China and South Korea.

Under the amended and restated agreement, we are still eligible to receive up to $567.5 million in total additional payments for developmental, regulatory and sales-based milestones. In March 2017, we achieved a $7.5 million milestone, for which the payment is not yet received to date. In addition, we will be eligible to receive tiered royalties ranging from the mid-teens to 20% on net sales of licensed products payable on a product-by-product basis. The royalties payable to us under the amended and restated agreement may be reduced under certain circumstances, including if generic competition on an active ingredient of a licensed product in a particular territory results in market share losses of a certain amount. Our right to receive royalties under the amended and restated agreement expires, on a product-by-product and country-by-country basis, on the later of (1) the last day that at least one valid patent claim subject to the amended and restated agreement and covering the licensed product exists, (2) the expiry of a mutually agreed upon time period after the first commercial sale of the licensed product in the applicable country, or (3) the expiration of regulatory exclusivity for the licensed product in the applicable country. In the event we exercise our co-promotion option with respect to a licensed product, we would assume a portion of the co-promotion effort in The Netherlands, Belgium and Luxembourg and share in the net profit and net losses in these territories instead of receiving royalties in those territories during the period of co-promotion.

Under the amended and restated agreement, subject to certain exceptions, neither party may directly or indirectly (including by means of licensing, acquisition or otherwise), on its own or through a third party, research, develop, commercialize or manufacture any molecule, compound or product that has as one of its primary mechanisms of action modulation of the activity of the CF transmembrane conductance regulator.

The amended and restated agreement will expire upon the expiration of the longest royalty term applicable to licensed products under the agreement as described above. Either party may terminate the amended and restated agreement on a country-by-country basis in their respective jurisdictions if they are unable to secure or maintain regulatory approval for the licensed product. After certain discovery activities, but before the first commercial sale of any licensed product by AbbVie, AbbVie may terminate the amended and restated agreement for convenience in its entirety or on a country-by-country basis upon prior written notice to us. Either we or AbbVie may terminate the agreement for the other party’s uncured material breach; however, if such breach relates solely to a breach with respect to our diligence obligations in China or South Korea or AbbVie’s commercialization diligence obligations in the United States, France, Italy, Spain, the United Kingdom or Germany, we or AbbVie may only terminate the amended and restated agreement with respect to such country. Either party may terminate the amended and restated agreement in the event of specified insolvency events involving the other party.

If the amended and restated agreement terminates due to our material breach or as a result of a change of control, all rights and licenses granted to AbbVie will become exclusive or non-exclusive at AbbVie’s sole option, irrevocable, unrestricted and perpetual, and AbbVie will provide consideration for such rights and licenses in an amount to be mutually agreed between us and AbbVie. If the amended and restated agreement terminates in its entirety for any other reason, all rights and licenses granted by either party will terminate, and we will have an exclusive option to obtain an exclusive or non-exclusive license from AbbVie under certain intellectual property rights to exploit the licensed product that is the subject of development or commercialization at the time of termination. If we exercise such option, we and AbbVie will then negotiate a transition agreement which will, in most termination cases, include reasonable financial consideration to AbbVie.

If the amended and restated agreement is terminated in a specific territory because of AbbVie’s material, uncured breach in such territory, or due to an inability by AbbVie to obtain regulatory approval, all rights and licenses granted by us will be deemed amended not to include such territory, and we will have specified rights for, and AbbVie will take specified actions to assist us in continuing the development, manufacture and commercialization of the licensed product in such territory. If the amended and restated agreement is terminated in a specific territory because of our material, uncured breach in such territory, or because of our inability to obtain regulatory approval, all rights and licenses granted to AbbVie with respect to that country will become exclusive or non-exclusive at AbbVie’s sole option, irrevocable, unrestricted and perpetual, and AbbVie will provide consideration for such rights and licenses in an amount to be mutually agreed between us and AbbVie. In addition, AbbVie will have specified rights for, and we will take specified actions to assist AbbVie in, continuing the development, manufacture and commercialization of the licensed product in such territory.

Either party may, without the consent of the other party, assign the amended and restated agreement to an affiliate or successor. Any other assignment requires written consent of the other party. However, with respect to an assignment to an affiliate, the assigning party will remain responsible. If we undergo a change in control prior to the first commercial sale of a product, AbbVie has the right to terminate the amended and restated agreement. At any time, if we undergo a change in control, AbbVie may disband all joint committees and undertake exclusive control of their activities, terminate our right to co-promote and/or terminate our rights and licenses in connection with development and sale of any product in China and South Korea.

Exclusive Collaboration Agreement with Gilead for Filgotinib

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

In connection with our entry into the collaboration agreement, we received an upfront payment of $725 million consisting of a one-time, non-refundable, non-creditable license fee in the amount of $300 million and a $425 million equity investment. All payments by Gilead to us are made in U.S. dollars. As of the date of this annual report, we have received an additional $60 million as payments under this agreement.

In addition, we will be eligible to receive development and regulatory milestone-based payments of up to $695 million and sales-based milestone payments of up to $600 million. We will be eligible to receive tiered royalty percentages starting at 20% on global net sales of licensed products. The royalties payable to us under the collaboration agreement may be reduced under certain circumstances. Our right to receive royalties under the collaboration agreement continues, on a country-by-country basis, until the later to occur of certain specified events. In the event we exercise our co-promotion option with respect to licensed products in one or more of the territories eligible for co-promotion, we would assume a portion of the co-promotion effort in the United Kingdom, Germany, France, Italy, Spain, the Netherlands, Belgium, and/or Luxembourg and share equally in the net profit and net losses in these territories instead of receiving royalties in those territories during the period of co-promotion.

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

In the field of RA, therapeutic approaches have traditionally relied on DMARDS such as MTX and sulphasalazine as first-line therapy. These oral drugs work primarily to suppress the immune system and, while effective in this regard, the suppression of the immune system leads to an increased risk of infections and other side effects. Accordingly, in addition to DMARDS, monoclonal antibodies targeting TNF, like AbbVie’s Humira, or IL-6 like Roche’s Actemra, have been developed. These biologics, which must be delivered via injection, are currently the standard of care as first- and second-line therapies for RA patients who have an inadequate response to DMARDS. In November 2012, Xeljanz, marketed by Pfizer, was approved by the FDA as an oral treatment of adult patients with RA who have had an inadequate response to, or who are intolerant of, MTX. Xeljanz is the first JAK inhibitor for RA approved for commercial sale in the United States. We are aware of other JAK inhibitors in development for patients with RA, including a once- daily JAK1/2 inhibitor called baricitinib being developed by Lilly which is approved by the EMA for RA and is expected to be approved by the FDA as early as March 2017, a JAK3/2/1 inhibitor called ASP015k which is being developed in Japan by Astellas, and a JAK inhibitor called ABT-494 which is being developed by AbbVie. Filgotinib, which is a selective JAK1 inhibitor currently in three Phase 3 studies, is being developed in collaboration with Gilead.

We expect that filgotinib, for which we have completed a Phase 2 program in patients with moderate to severe RA who have an inadequate response to MTX, will compete with all of these therapies when marketed. If generic or biosimilar versions of these therapies are approved we would also expect to compete against these versions of the therapies.

In the field of IBD, first line therapies are oral (or local) treatments with several low-cost generic compounds such as mesalazine, more effective in UC, and azathioprine, more effective in CD. Steroids such as budesonide are used in both UC and CD. Companies such as Santarus have developed controlled-release oral formulation with the aim to have local intestinal delivery of budesonide thereby limiting systemic side effects. For more advanced therapy, monoclonal antibodies with various targets such as TNF and more recently, integrins by vedoluzimab (Entyvio) are approved. We are also aware of other biologics in clinical development for these indications, such as: ustekinumab, developed by Johnson & Johnson, which is in Phase 3 clinical trials. Celgene has two new oral therapies in development: ozanimod, currently in Phase 3 in UC and Phase 2 in CD, and mongersen in a Phase 3 study in CD and Phase 2 study in UC. Pfizer’s Xeljanz showed activity in Phase 3 and has been filed for approval in UC. The large number of treatments for UC, and somewhat less for CD, presents a substantial level of competition for any new treatment entering the IBD market.

In the field of CF, the approved therapies to treat CF patients have mostly been designed to treat the symptoms of the disease rather than its cause. Kalydeco and more recently Orkambi, both from Vertex, are currently the only two FDA-approved therapies to address the cause of Class III and Class II mutation CF, respectively. Kalydeco, also approved in Europe, is a CFTR potentiator to treat CF in patients with a Class III (G551D) mutation of the CFTR gene. Vertex also developed lumacaftor, a corrector molecule to address a broader patient population, including patients with a Class II (F508del) mutation of the CFTR gene. Vertex obtained approval in July 2015 in the United States for Orkambi, a combination product (Kalydeco + lumacaftor) and obtained approval in November 2015 in Europe. We are also aware of other companies, including Novartis, Nivalis, Pfizer, Proteostasis, and ProQR, and not-for-profit organizations like Flatley Discovery Lab, which are actively developing product candidates for the treatment of CF. These typically target the CFTR protein as potentiators, correctors or other modulators of its activity.

In the field of IPF, there are two approved disease modifying drugs, pirfenidone, marketed by Roche, and nintenanib, marketed by Boehringer Ingelheim. These drugs are not well tolerated by patients and prolong life for IPF patients by a matter of months, leaving an unmet medical need for those developing disease-modifying drugs in this field.

In the field of OA, there are currently no disease-modifying drugs approved. Current treatment involves weight loss, physical therapy, prednisolone, non-steroidal anti-inflammatory drugs, and pain management.

In the field of AtD, immunomodulators such as cyclosporine and mycophenolate mofetil and topical calcineurin inhibitors tacrolimus, marketed by Astellas, and pimecrolimus, marketed by Meda, currently dominate treatment share, according to a GlobalData 2015 report. Key opinion leaders interviewed by GlobalData for that same report indicated that a high unmet need remains for a better treatment armamentarium for severe, recalcitrant patients. This patient segment remains underserved as physicians have few to no pharmacological options following treatment failure with or intolerability to cyclosporine, and as a result physicians often resort to prescribing off-label therapies. Further compounding this issue is the fact that although cyclosporine is indicated for the short-term treatment of AtD in some European countries, leading dermatologists believe that no true systemic drug for the disease exists, and this remains the most pressing unmet need for developers to address.

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

Once a pharmaceutical product candidate is identified for development, it enters the pre-clinical testing stage. Pre-clinical tests include laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as animal studies. An IND sponsor must submit the results of the pre-clinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND. The sponsor must also include a protocol detailing, among other things, the objectives of the initial clinical trial, dosing procedures, subject selection and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Some pre-clinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions related to a proposed clinical trial and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns or non-compliance, and may be imposed on all drug products within a certain class of drugs. The FDA also can impose partial clinical holds, for example, prohibiting the initiation of clinical trials of a certain duration or for a certain dose.

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

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•	Phase 1. The product is initially introduced into a small number of healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain early evidence on effectiveness. In the case of some products for severe or life- threatening diseases, especially when the product is suspected or known to be unavoidably toxic, the initial human testing may be conducted in patients.

•	Phase 2. Involves clinical trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage and schedule.

•	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit relationship of the product and provide an adequate basis for physician labeling.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. Written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk to humans, and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

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

A drug being studied in clinical trials may be made available to individual patients in certain circumstances. Pursuant to the 21st Century Cures Act, or Cures Act, which was signed into law in December 2016, the manufacturer of an investigational drug for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational drug. This requirement applies on the later of 60 calendar days after the date of enactment of the Cures Act or the first initiation of a Phase 2 or Phase 3 trial of the investigational drug.

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

Expedited Programs

Fast Track Designation

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug may request the FDA to designate the drug as a Fast Track product concurrently with, or at any time after, submission of an IND, and the FDA must determine if the product candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

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

Accelerated Approval

Under FDA’s accelerated approval regulations, the FDA may approve a drug product for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a marker, such as a measurement of laboratory or clinical signs of a disease or condition that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of post-approval clinical trials sometimes referred to as Phase 4 trials to confirm the effect on the clinical endpoint. Failure to conduct required post- approval studies, or to confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Breakthrough Designation

The Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FDCA to require the FDA to expedite the development and review of a breakthrough therapy. A drug product can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a drug product be designated as a breakthrough therapy concurrently with, or at any time after, the submission of an IND, and the FDA must determine if the product candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. If so designated, the FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather pre-clinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

Priority Review

Priority review is granted where there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. If a product that contains a new molecular entity is granted priority review, the FDA aims to review the application six months after it accepts the application for filing. If criteria are not met for priority review, the application is subject to the standard FDA review period of ten months after FDA accepts the application for filing. Priority review designation does not change the scientific/ medical standard for approval or the quality of evidence necessary to support approval.

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

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application, less any time the applicant did not act with due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration dates, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA; however, there can be no assurance that any such extension will be granted to us.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

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

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the Affordable Care Act, contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

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

The U.S. federal False Claims Act prohibits anyone from, among other things, knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services that are false or fraudulent. Although we would not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. For example, pharmaceutical companies have been prosecuted under the federal False Claims Act in connection with their off-label promotion of drugs. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $10,781 and $21,563 for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. In addition, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.

Patient Protection and Affordable Care Act

In March 2010, the Affordable Care Act was enacted, which includes measures that have or will significantly change the way health care is financed by both U.S. governmental and private insurers. Among the provisions of the Affordable Care Act of greatest importance to the pharmaceutical industry are the following:

•

The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The Affordable Care Act made several changes to the Medicaid Drug

Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of average manufacturer price, or AMP, and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The Affordable Care Act also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by expanding the population potentially eligible for Medicaid drug benefits. In addition, the Affordable Care Act provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program.

•	In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. The Affordable Care Act expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

•	The Affordable Care Act imposed a requirement on manufacturers of branded drugs to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap.

•	The Affordable Care Act imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

•	The Affordable Care Act requires pharmaceutical manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any ownership and investment interests held by physicians and their immediate family members. Manufacturers annually report this information to CMS and the information is publicly available in a searchable format on a CMS website.

•	A new Patient-Centered Outcomes Research Institute was established pursuant to the Affordable Care Act to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient- Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

•	The Affordable Care Act created the Independent Payment Advisory Board which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. Under certain circumstances, these recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings.

•	The Affordable Care Act established the Center for Medicare and Medicaid Innovation within CMS potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Some of the provisions of the Affordable Care Act have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, that while not a law, is widely viewed as the first step toward the passage of legislation that would repeal certain aspects of the Affordable Care Act. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the Affordable Care Act to waive, defer, grant exemptions from, or delay the implementation of any provision of the Affordable Care Act that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Congress also could consider subsequent legislation to replace elements of the Affordable Care Act that are repealed. Thus, the full impact of the Affordable Care Act, any law replacing elements of it, or the political uncertainty surrounding its repeal or replacement on our business remains unclear.

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

Clinical Trials

As is the case in the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. The Clinical Trials Directive 2001/20/EC, as amended, (and which will be replaced by Regulation (EU) No 536/2014, currently expected to be in October 2018) provides a system for the approval of clinical trials in the European Union via implementation through national legislation of the Member States. Under this system, approval must be obtained from the competent national authorities of the European Union Member States in which the clinical trial is to be conducted. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application, which must be supported by an investigational medicinal product dossier with supporting information prescribed by the Clinical Trials Directive and corresponding national laws of the Member States and further detailed in applicable guidance documents. A clinical trial may only be undertaken if provision has been made for insurance or indemnity to cover the liability of the investigator or sponsor. In certain countries, the sponsor of a clinical trial has a strict (faultless) liability for any (direct or indirect) damage suffered by trial subjects. The sponsor of a clinical trial, or its legal representative, must be based in the European Economic Area. European regulators and ethics committees also require the submission of adverse event reports during a study and a copy of the final study report.

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

Glossary of Terms

Glossary of terms, to be read only in conjunction with this annual report.

100 points clinical response	Percentage of patients achieving a 100-point decrease in CDAI score during a clinical trial in Crohn’s disease patients

ACR	American College of Rheumatology

ACR20 (ACR 20/50/70)	American College of Rheumatology 20% response rate signifies a 20% or greater improvement in the number of swollen and tender joints as well as a 20% or greater improvement in three out of five other disease-activity measures. ACR50 and ACR70 reflect the same, for 50% and 70% response rates, respectively

ADR	American Depositary Receipt; Galapagos has a Level 3 ADR listed on NASDAQ with ticker symbol GLPG and CUSIP number 36315X101. One ADR is equivalent to one ordinary share in Galapagos NV

AFM	Dutch Authority for the Financial Markets

Anemia	Condition in which the patient has an inadequate number of red blood cells to carry oxygen to the body’s tissues

Atherogenic index	Total cholesterol over HDL ratio. Improvement of the atherogenic index may be a forecast of cardiovascular health

Atopic dermatitis	Also known as atopic eczema, atopic dermatitis is a common pruritis inflammatory condition affecting the skin, which most frequently starts in childhood

Attrition rate	The historical success rate for drug discovery and development, based on publicly known development paths. Statistically seen, investment in at least 12 target-based programs is required to ensure that at least one of these will reach a Phase 3 study. Most new drug R&D programs are discontinued before reaching Phase 3 because they are not successful enough to be approved

Autotaxin (ATX)	An enzyme important for generating the signaling molecule lypophosphatidic acid (LPA). GLPG1690 targets autotaxin for IPF

BID dosing	Twice daily dosing (bis in die)

Bioavailability	Assessment of the amount of product candidate that reaches a body’s systemic circulation after (oral) administration

Biomarker	Substance used as an indicator of a biological process, particularly to determine whether a product candidate has a biological effect

Black & Scholes model	A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and warrants

Bleomycin model	A pre-clinical model involving use of bleomycin (a cancer medication) to induce IPF symptoms

CDAI	Crohn’s Disease Activity Index, evaluating patients on 8 different factors, each of which has a pre-defined weight as a way to quantify the impact of Crohn’s disease

CFTR	Cystic Fibrosis Transmembrane conductance Regulator protein. CFTR is an ion channel that transports chloride and thiocyanate ions across epithelial cell membranes. Mutations in the CFTR gene, that codes for the CFTR protein, cause cystic fibrosis

CIR	Crédit d’Impôt Recherche, or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris

Class II mutation	A genetic mutation in cystic fibrosis resulting in errors in CFTR folding, transport of functional CFTR to the cell membrane, and CFTR channel opening, whereby chloride ion flow at the cell surface in the membrane of affected organs is impacted negatively. More than 90% of cystic fibrosis patients are carriers of the Class II mutation. It is believed that a potentiator and multiple correctors will be needed to address the CFTR malfunction of Class II mutation patients. Orkambi is the only approved disease-modifying therapy for Class II mutation patients today

Class III mutation	A genetic mutation in cystic fibrosis resulting in errors in CFTR channel opening, whereby chloride ion flow at the cell surface in the membrane of affected organs is impacted negatively. Approximately 4% of cystic fibrosis patients are carriers of the Class III mutation. It is believed that a potentiator is needed to address the malfunction of Class III mutation patients. Kalydeco is the only approved disease-modifying therapy for Class III mutation patients today

Clinical Proof of Concept (PoC)	Point in the drug development process where the product candidate shows efficacy in a therapeutic setting

Compound	A chemical substance, often a small molecule with drug-like properties

Contract research organization	Organization which provides drug discovery and development services

Corrector drug	Drug that restores the correct protein formation in cystic fibrosis patients. In most CF patients, a potentiator and corrector drug are needed in combination to restore the channel function of the CFTR. Galapagos and AbbVie are planning to combine a potentiator with two correctors to be investigated in CF patients with the most prevalent mutation of CFTR

Crohn’s disease (CD)	An inflammatory bowel disease involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel

CRP	C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation

Cystic fibrosis (CF)	A life-threatening genetic disease that affects approximately 80,000 people worldwide. Although the disease affects the entire body, difficulty breathing is the most serious symptom as a result of clogging of the airways due to mucus build-up and frequent lung infections

Cytokine	A category of small proteins which play important roles in signaling in processes in the body

DARWIN	Phase 2 program for filgotinib in rheumatoid arthritis; completed and reported in 2015 (except for the currently still ongoing DARWIN 3 study). DARWIN 1 explored three doses, in BID and QD administration, for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three QD doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double-blind, placebo-controlled trials which recruited approximately 900 patients globally. DARWIN 3 is a long term extension trial currently ongoing; all patients are on 200 mg filgotinib, except for U.S. males who are on 100 mg.

DAS28(CRP)	DAS28 is an RA Disease Activity Score based on a calculation that uses tender and swollen joint counts of 28 defined joints, the physician’s global health assessment and a serum marker for inflammation, such as C-reactive protein. DAS28(CRP) includes c-reactive protein the score calculation: scores range from 2.0 to 10.0, with scores below 2.6 being considered remission.

Development	All activities required to bring a new drug to the market. This includes pre-clinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates

Discovery	Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of pre-clinical candidates

Disease-modifying	Addresses the cause of disease and modifying the disease progression, not just the symptoms of the disease

DIVERSITY	Phase 3 program evaluating filgotinib in Crohn’s disease

Dose-range finding study	Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies

Double-blind	Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated

Drug development	See: Development

Drug discovery	See: Discovery

Efficacy	Effectiveness for intended use

EMA	European Medicines Agency, in charge of European market authorization of new medications

Endoscopy	A non-surgical procedure involving use of an endoscope to examine a person’s digestive tract

Esbriet	An approved drug (pirfenidone) for IPF, marketed by Roche

FDA	The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications

Fee-for-service	Payment system where the service provider is paid a specific amount for each procedure or service performed

Fibrotic score	The Ashcroft fibrotic score involves measuring pulmonary fibrosis through examination of histopathology tissue

FIH	First-in-human clinical trial, usually conducted in healthy volunteers with the aim to assess the safety, tolerability and pharmacokinetics of the product candidate

Filgotinib	Formerly known as GLPG0634. Small molecule selective JAK1 inhibitor which showed activity and favorable safety in rheumatoid arthritis and Crohn’s disease patients in Phase 2 trials. Filgotinib is partnered with Gilead. Galapagos and Gilead are running Phase 3 trials with filgotinib in RA, Crohn’s, and ulcerative colitis and expect to initiate Phase 2 trials with filgotinib in new indications in the course of 2017. Filgotinib is an investigational drug and its efficacy and safety have not been established.

FINCH	Phase 3 program evaluating filgotinib in rheumatoid arthritis

Fistulizing CD	Fistulae are inflammatory tracts that most often occur between the distal colon and the perianal region. Fistulae are one of the most severe sequelae of luminal CD and the lifetime risk of occurrence is close to 50% of those with active CD.

FITZROY	A double-blind, placebo controlled Phase 2 trial with filgotinib in 177 Crohn’s disease patients for up to 20 weeks; full results were published in The Lancet in 2016

FLORA	A double-blind, placebo-controlled exploratory Phase 2a trial with GLPG1690 in up to 24 idiopathic pulmonary fibrosis patients; topline results are expected in the second half of 2017

FSMA	The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten

FTE	Full-time equivalent; a way to measure a worker’s involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project

GLPG0634	Molecule number currently known as filgotinib

GLPG1690	A novel drug targeting autotaxin, with potential application in idiopathic pulmonary fibrosis. Fully proprietary to Galapagos. Testing in Phase 2 proof-of-concept FLORA study in IPF underway, with topline results expected in the second half of 2017

GLPG1837	A potentiator product candidate which showed activity and favorable safety in the Phase 2 SAPHIRA 1 and 2 trials in Class III cystic fibrosis mutation patients

GLPG1972	A novel mode-of-action product candidate that is part of the osteoarthritis alliance with Servier. GLPG1972 was in a Phase 1 trial with healthy volunteers. Galapagos expects to initiate a Phase 1b trial with GLPG1972 in osteoarthritis patients in the U.S. in 2017

GLPG2222	A C1 (early) corrector drug candidate which showed favorable safety in Phase 1 and is currently being tested in the ALBATROSS Phase 2 study in combination with Kalydeco in Class III mutation patients. In February 2017 Galapagos announced first dosing of GLPG2222 with GLPG2451 in healthy volunteers

GLPG2451	A potentiator drug candidate currently undergoing a Phase 1 safety trial. In February 2017 Galapagos announced first dosing of GLPG2222 with GLPG2451 in healthy volunteers

GLPG2534	A pre-clinical candidate with novel mode of action with potential application in atopic dermatitis. GLPG2534 is expected to enter Phase 1 trials in 2017

GLPG2737	A C2 (late) corrector drug candidate currently in a Phase 1 safety trial

GLPG2851	A C1 (early) corrector drug candidate currently at the pre-clinical stage. GLPG2851 is expected to enter Phase 1 trials in 2017

GLPG2938	A pre-clinical candidate with novel mode of action with potential application in IPF. GLPG 2938 is expected to enter Phase 1 trials in 2017

GLPG3067	A potentiator drug candidate. GLPG3067 started a Phase 1 trial in March 2017

GLPG3221	A C2 (late) corrector drug candidate currently at the pre-clinical stage. GLPG3221 is expected to enter Phase 1 trials in 2017

HDL	High-density lipoprotein. HDL scavenges and reduces low-density lipoprotein (LDL) which contributes to heart disease at high levels. High levels of HDL reduce the risk for heart disease, while low levels of HDL increase the risk of heart disease

Hemoglobin	A protein inside red blood cells that carries oxygen from the lungs to tissues and organs in the body and carries carbon dioxide back to the lungs

Heterozygous	Genetic term meaning a cell containing different alleles for a gene

Histopathology	Microscopic examination of tissues for manifestations of a disease

Homozygous	Genetic term meaning identical alleles of the gene are present on both homologous chromosomes

IBD	Inflammatory Bowel Disease. This is a general term for an autoimmune disease affecting the bowel, including Crohn’s disease and ulcerative colitis. Crohn’s disease affects the small and large intestine, while ulcerative colitis affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately, in some cases, surgical removal of part of the bowel

IL-17C	IL-17C has been shown to be distinct from other members of the IL-17 family of cytokines. IL-17C has been shown to be an important mediator in inflammatory skin diseases, and is the target of MOR106

IPF	Idiopathic pulmonary fibrosis. A chronic and ultimately fatal disease characterized by a progressive decline in lung function. Pulmonary fibrosis involves scarring of lung tissue and is the cause of shortness of breath. Fibrosis is usually associated with a poor prognosis. The term “idiopathic” is used because the cause of pulmonary fibrosis is still unknown

Inflammatory diseases	A large, unrelated group of disorders associated with abnormalities in inflammation

In-/out-licensing	Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty

Intellectual property	Creations of the mind that have commercial value and are protected, including by patents, trademarks or copyrights

Intersegment	Occurring between the different operations of a company

Investigational New Drug (IND) application	United States Federal law requires a pharmaceutical company to obtain an exemption to ship an experimental drug across state lines, usually to clinical investigators, before a marketing application for the drug has been approved. The IND is the means by which the sponsor obtains this exemption, allowing them to perform clinical studies

In vitro	Studies performed with cells outside their natural context, for example in a laboratory

JAK	Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in rheumatoid arthritis. Filgotinib is a selective JAK1 inhibitor

Kalydeco	A potentiator drug marketed by Vertex Pharmaceuticals

LDL	Low-density lipoprotein. LDL contributes to heart disease at high levels

Liver enzymes	Inflamed or injured liver cells secrete higher than normal amounts of certain chemicals, including liver enzymes, into the bloodstream

Lymphocyte	Type of white blood cell that is part of the immune system.

LPA	Lysophosphatidic acid, or LPA, is a signaling molecule involved in fibrosis

Milestone	Major achievement in a project or program; in our alliances, this is usually associated with a payment

MTX	Methotrexate; a first-line therapy for inflammatory diseases

Molecule collections	Chemical libraries, usually consisting of drug-like small molecules that are designed to interact with specific target classes. These collections can be screened against a target to generate initial “hits” in a drug discovery program

MOR106	A novel mode-of-action antibody product candidate currently being evaluated in atopic dermatitis patients in a Phase 1b trial. MOR106 acts on IL-17C, a novel antibody target discovered by Galapagos. MOR106 is part of the alliance with MorphoSys

NDA	New Drug Application

Neutrophil	Type of immune system cell which is one of the first cell types to travel to the site of an infection in the body. Neutrophils are another type of white blood cell which fight infection by ingesting and killing microorganisms

NK cells	Natural killer cells, type of white blood cell with granules of enzymes which can attack tumors or viruses

Ofev	An approved drug (nintedanib) for IPF, marketed by Boehringer Ingelheim

Oral dosing	Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form

Organoids	Miniature organ produced from cells from a donor; organoids have all the phenotypic characteristics of the patient donor, making them useful tools for in vitro drug research

Orkambi	A combination potentiator-corrector therapy marketed by Vertex Pharmaceuticals

Osteoarthritis	The most common form of arthritis, usually occurring after middle age, marked by chronic breakdown of cartilage in the joints leading to pain, stiffness, and swelling

Outsourcing	Contracting work to a third party

Pharmacokinetics (PK)	Study of what a body does to a drug; the fate of a substance delivered to a body. This includes absorption, distribution to the tissues, metabolism and excretion. These processes determine the blood concentration of the drug and its metabolite(s) as a function of time from dosing

Phase 1	First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers

Phase 2	Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use

Phase 3	Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval

Placebo-controlled	A substance having no pharmacological effect but administered as a control in testing a biologically active preparation

Potentiator drug	Drug that restores the CFTR ion channel opening in cystic fibrosis patients. In most CF patients, a potentiator and corrector drug are needed in combination to restore the genetic defect causing CF. Galapagos and AbbVie are planning to combine a potentiator with two correctors to investigate in CF patients with the most prevalent mutation of CFTR

Pre-clinical	Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling

Pre-clinical candidate (PCC)	A new molecule and potential drug that meets chemical and biological criteria to begin the development process

Product candidate	Substance that has satisfied the requirements of early pre-clinical testing and has been selected for development, starting with formal pre-clinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans

Proof of Concept study	Phase 2 patient study in which activity as well as safety in patients is evaluated, usually for a new mechanism of action

Pruritis	Extreme itching, as observed in atopic dermatitis patients

QD dosing	Once daily dosing (qd from the Latin quaque die)

Rheumatoid arthritis (RA)	A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability

R&D operations	Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners

SAPHIRA	A Phase 2 trial of potentiator GLPG1837 in cystic fibrosis patients carrying a Class III mutation. Results were reported in 2016, showing activity and favorable safety in two Class III mutations.

Screening	Method usually applied at the beginning of a drug discovery campaign, where a target is tested in a biochemical assay against a series of small molecules or antibodies to obtain an initial set of “hits” that show activity against the target. These hits are then further tested or optimized

SELECTION	Phase 2/3 program evaluating filgotinib in ulcerative colitis patients. Galapagos expects an interim readout for the Phase 2 portion of the program in late 2017

Service operations	Business unit primarily focused on delivering products and conducting fee-for-service work for clients. Our service operations included the BioFocus and Argenta business units, which were both sold in April 2014 to Charles River Laboratories

SES-CD scores	Simple endoscopic score for Crohn’s disease, involving review of 5 pre-defined bowel segments, assigning values from 0 (unaffected) to 3 (highly affected)

Small bowel CD (SBCD)	CD causes chronic inflammation and erosion of the intestines. It can affect different regions of gastrointestinal tract including the stomach and small and large intestines. While isolated SBCD is an uncommon presentation of CD, involvement of some portion of the small bowel, particularly the ileum, is common

Target	Protein that has been shown to be involved in a disease process and forms the basis of therapeutic intervention or drug discovery

Target discovery	Identification and validation of proteins that have been shown to play a role in a disease process

Technology access fee	License payment made in return for access to specific technology (e.g. compound or virus collections)

(anti-)TNF	Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF

Ulcerative colitis (UC)	UC is an inflammatory bowel disease (IBD) causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract)

C.	Organizational Structure.

As of December 31, 2016, we had eight subsidiaries. The following table sets out for each of our principal subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

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

We have our principal executive, operational offices and laboratory space located in Mechelen, Belgium. We believe our current facility is sufficient to meet our current needs, but we intend to expand our facilities in Belgium by 2019 at the earliest in order to meet our future needs. We had a total of four facilities worldwide owned or leased as of December 31, 2016, as set forth in the following table:

Facility location	Use	Approx. size (m2)	Lease expiry
Mechelen, Belgium (leased)	Headquarters, R&D, Operations	6,800 (1)	May 31, 2024
Romainville, France (leased)	R&D	6,000	February 28, 2027
Zagreb, Croatia (leased)	Research Services	6,000	May 4, 2018(2)
Leiden, the Netherlands (leased)	R&D	3,000	September 1, 2025

(1)	6,800 m2 per December 31, 2016, which was increased to 7,200 m2 on January 1, 2017.
(2)	With the exception of approximately 545 m² of laboratory and office space, for which the lease expires on January 1, 2021

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

Item 4B	Unresolved Staff Comments.

Not applicable.

Item 5	Operating and Financial Review and Prospects.

Overview

We are a clinical-stage biotechnology company specialized in the discovery and development of medicines with novel modes of action, addressing disease areas of high unmet medical need. Our pipeline comprises programs ranging from discovery to Phase 3 clinical trials in inflammation, cystic fibrosis, fibrosis, osteoarthritis and other indications. Our highly flexible platform is applicable across many therapeutic areas. Our clinical stage programs include: filgotinib, which is currently in Phase 3 trials in rheumatoid arthritis (RA), Crohn’s disease (CD), and ulcerative colitis (UC); our cystic fibrosis (CF) portfolio of drugs aimed at a triple combination therapy for 90% of CF patients, for which we plan to initiate patient clinical trials by mid-2017; GLPG1690, our fully proprietary autotaxin inhibitor, which is currently in a Phase 2a trial for idiopathic pulmonary fibrosis (IPF); GLPG1972 for osteoarthritis (OA), which is expected to be dosed in a Phase 1b trial in U.S. patients in 2017; and MOR106, which is currently being dosed in atopic dermatitis (AtD) patients in a Phase 1b trial. Except for our CF program, these programs are derived from our proprietary target discovery platform. We have collaborations with Gilead for filgotinib, with AbbVie for CF, with Servier for GLPG1972, and with MorphoSys for MOR106.

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

To date, we funded our operations through public and private placements of equity securities, upfront and milestone payments received from pharmaceutical partners under our collaboration and alliance agreements, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division. From January 1, 2014 until December 31, 2016, we raised net proceeds of €651.2 million from a global offering of ordinary shares in May 2015 and from an equity investment by Gilead in January 2016, and we also received €395.6 million in payments through our collaboration and alliance agreements. These are non-recurring items which have a significant impact upon the profitability or cash flow of our business in each year in which they are received and earned. Fee-for-service payments and payments from governmental bodies contributed €18.3 million and €41.4 million, respectively. Over the same period, we also received €3.1 million in interest payments. In April 2014, the sale of our service division generated net proceeds of €130.8 million. As of December 31, 2016, we had cash and cash equivalents of €973.2 million.

Due to the sale of the service division, we realized a net income of €33.2 million for the year ended December 31, 2014. For the year ended December 31, 2015, we incurred a net loss of €118.4 million. Due to a non-cash adjustment on a short term financial asset, as described below, with regard to the share subscription agreement with Gilead on January 19, 2016, we realized a net income of €54.0 million for the year ended December 31, 2016. Excluding the impact of possible upfront and in-licensing payments we may receive from our collaborations, we forecast to continue incurring losses as we continue to invest in our clinical and pre-clinical development programs and our discovery platform.

In 2015, we recognized a short term financial asset worth €39 million and an offsetting deferred income of €39 million upon signing of the share subscription agreement with Gilead, as required under IAS 39. This financial asset initially reflected the share premium that Gilead committed to pay above the closing stock price of our ordinary shares on the day of signing of the subscription agreement. Under IAS 39, the fair value of the financial asset was re-measured at year end and again upon entering into force of the subscription agreement on January 19, 2016, when the financial asset expired. Variations in fair value of the financial asset were recorded in the income statement. The decrease in the fair value of the financial asset resulting from the increase in our share price between signing of the subscription agreement and December 31, 2015, resulted in a negative, non-cash fair value charge of €30.6 million in the 2015 financial results. The subsequent increase in the fair value of the financial asset resulting from the decrease in our share price between January 1, 2016 and January 19, 2016 resulted in a positive non-cash gain of €57.5 million in the financial result of 2016. The €65.9 million current financial asset from the share subscription agreement reflected the premium that Gilead paid compared to the closing price of our shares on the day of the capital increase. This financial asset expired on January 19, 2016, the effective date of the share subscription agreement and was derecognized through the share premium account.

Collaboration and Alliance Agreements

Our main collaborations and alliance agreements are summarized below. All U.S. dollar payment amounts which have been received in cash regarding our AbbVie collaboration in this Item 5 are converted into euros as per historical exchange rates (i.e., the spot rate at the moment of the transaction).

Amended AbbVie Collaboration Agreement for CF

In September 2013, we entered into a global collaboration agreement with AbbVie focused on the discovery and worldwide development and commercialization of potentiator and corrector molecules for the treatment of CF. On April 28, 2016, we and AbbVie entered into the amended and restated agreement, which expanded the parties’ CF collaboration by amending and restating the collaboration agreement to, among other things, increase the remaining total milestones under the amended and restated agreement up to approximately $600 million from $350 million. As amended, the collaboration will provide for the potential development and commercialization of triple combination products consisting of a potentiator molecule, a corrector 1 molecule and a corrector 2 molecule to treat specified populations of patients with CF. A detailed summary of this collaboration agreement is set forth in the section of this annual report titled “Item 4.B.—Business Overview—Collaborations—Amended and Restated Collaboration with AbbVie for CFTR Modulators (CF).”

Upon execution of the collaboration agreement, we received a one-time non-refundable, non-creditable upfront payment of $45.0 million (€34.0 million), which has been fully recognized as of June 2015. In December 2014, we initiated a Phase 1 trial for GLPG1837 for which we received a milestone payment of $10.0 million (€8.0 million). In November 2015, we initiated a Phase 1 trial for GLPG2222, for which we received a $10.0 million (€8.8 million) payment from AbbVie in January 2016. In April 2016, we initiated a Phase 1 trial for GLPG2451, for which we received a $10.0 million (€8.8 million) payment. In November 2016, we initiated a Phase 1 trial for GLPG2737, for which we received a $10.0 million (€9.1 million) payment. In January 2017, we received IND acceptance in U.S. from FDA for GLPG2222, for which we received a $10.0 million (€9.5 million) payment. In March 2017, we initiated a Phase 1 trial for GLPG3067, for which we will receive a $7.5 million (€7.1 million) payment. All payments by AbbVie to us are made in U.S. dollars.

Under the agreement, we are still eligible to receive up to $567.5 million in total additional developmental, regulatory, and sales-based milestones. In March 2017, we achieved a $7.5 million milestone, for which the payment is not yet received to date. In addition, we will be eligible to receive tiered royalty percentages ranging from the mid-teens to 20% on net sales of licensed products payable on a product-by-product basis. In the event we exercise our co-promotion option with respect to a licensed product, we would assume a portion of the co-promotion effort in the Netherlands, Belgium, and Luxembourg and share in the net profit and net losses in these territories instead of receiving royalties in those territories during the period of co-promotion.

Gilead Collaboration Agreement for Filgotinib

In December 2015, we entered into a global collaboration agreement with Gilead to develop and commercialize filgotinib for the treatment of inflammatory indications. A detailed summary of this collaboration agreement is set forth in the section of this annual report titled “Item 4.B.—Business Overview—Collaborations—Exclusive Collaboration Agreement with Gilead for Filgotinib.”

In connection with our entry into the collaboration agreement, we received in January 2016 an upfront payment of $725 million consisting of a one-time, non-refundable, non-creditable license fee in the amount of $300 million and a $425 million equity investment. In November 2016, Gilead initiated a Phase 3 trial in CD, for which we received a $50.0 million (€45.7 million) payment. In December 2016, Gilead initiated a Phase 2 trial in UC for which we received a $10.0 million (€9.4 million) payment. All payments by Gilead to us are made in U.S. dollars. In addition, we will be eligible to receive development and regulatory milestone-based payments of up to $695 million and sales-based milestone payments of up to $600 million. We will be eligible to receive tiered royalty percentages starting at 20% on global net sales of licensed products. The royalties payable to us under the collaboration agreement may be reduced under certain circumstances. Our right to receive royalties under the collaboration agreement continues, on a country-by-country basis, until the later to occur of certain specified events. In the event we exercise our co-promotion option with respect to licensed products in one or more of the territories eligible for co-promotion, we would assume a portion of the co-promotion effort in the United Kingdom, Germany, France, Italy, Spain, the Netherlands, Belgium, and/or Luxembourg and share equally in the net profit and net losses in these territories instead of receiving royalties in those territories during the period of co-promotion.

Financial Operations Overview

Revenue

Our revenues in our continuing operations to date have consisted principally of milestones, reimbursement income, license fees, and upfront payments received in connection with our collaboration and alliance agreements. Additionally, we have generated revenue from our fee-for-service activities and various R&D incentives and grants.

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

Reimbursement Income

Cost reimbursements resulting from license and collaboration agreements with our commercial partners are recognized as reimbursement income in revenue as the related costs are incurred and upon agreement by the parties involved. The corresponding expenses are included in research and development expenditure.

Cost reimbursements from collaboration in which we share equally in the risks and benefits associated with development of a specific drug with a collaboration partner are recognized as decrease of the related incurred research and development expenditure.

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

Grants and R&D Incentives

We benefit from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse approved expenditures incurred in our R&D efforts and are credited to the income statement, under other income, when the relevant expenditure has been incurred and there is reasonable assurance that the grant or R&D incentive is receivable. The main grants and R&D incentives are as follows:

•	Companies in Belgium are eligible to receive R&D incentives linked to R&D investments (cash rebates equaling 33.99% of 13.5% of the investment value in 2016, 33.99% of 13.5% of the investment value in 2015, or 33.99% of 13.5% of the investment value in 2014). This R&D tax credit results in a cash inflow to us from the tax authorities five years after the investment was made and capitalized in our standalone financial statements under Belgian GAAP for the portion that has not been used to offset the payment of corporate tax or is paid to us for the portion that remains unused. We also received several grants from an agency of the Flemish government to support various research programs focused on technological innovation in Flanders. These grants carry clauses which require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. Finally, we also benefit from certain rebates on payroll withholding taxes for scientific personnel.

•	In France, we benefit from R&D incentives from the French Government for R&D activities whereby 30% of qualifying R&D expenses can be recuperated. This research tax credit (crédit d’impôt

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

Alliance R&D Expenditure

R&D expenditure under alliance represent costs incurred by us in conducting R&D plans under our collaborations and alliance agreements. Our expenses primarily relate to the following key programs:

•	Development costs for the development of filgotinib in RA and IBD (currently in collaboration with Gilead, previously with AbbVie) : these costs relate to the Phase 2 and Phase 3 trials and mainly consist of costs recharged by our collaboration partner as we are co-funding 20% of the global development activities, as well as costs paid to CROs in conjunction with clinical trials, costs for production of the compound for clinical testing, and, to a smaller extent, personnel costs and consultancy costs.

•	Costs for the CF collaboration with AbbVie: these costs are primarily composed of (1) personnel costs, (2) internal laboratory costs, and (3) costs incurred in carrying out our pre-clinical toxicology, pharmacology, and both in vitro and in vivo pre-clinical models in the fields of CF.

•	Other R&D programs: these expenses primarily consist of personnel costs, costs for production of the pre-clinical compounds, and costs paid to CROs in conjunction with pre-clinical studies and clinical trials.

Our R&D expenses under alliance are expected to increase as we advance our filgotinib program, our CF program and any other alliance product candidate into clinical trials.

Since 2014, we cumulatively have spent approximately €380.4 million on R&D activities which can be split as follows between the key programs:

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)			cumulative
Filgotinib program (partnered)	€(22,376)	(35,404)	€(33,843)	€(91,622)	24%
CF program (partnered)	(31,203)	(25,634)	(14,894)	(71,731)	19%
IPF program on GLPG1690 (proprietary)	(7,129)	(4,612)	(4,592)	(16,333)	4%
OA program on GLPG1972 (partnered)	(6,538)	(5,832)	(801)	(13,171)	3%
AtD program on MOR106 (partnered)	(3,491)	(4,651)	(894)	(9,036)	2%
Other	(68,836)	(53,582)	(56,086)	(178,504)	47%

Total R&D expenditure	€(139,573)	€(129,714)	€(111,110)	€(380,397)	100%

As illustrated above the R&D expenditures have shown a growth trend over the three years from €111.1 million for the year ended December 31, 2014 to €139.6 million for the year ended December 31, 2016. The increase is driven by the maturing pipeline of our R&D projects. As progressively product candidate compounds have been entering the clinic, costs for development of these molecules increased as well, specifically with regard to third-party CRO costs for conducting these clinical trials. Our program filgotinib accounts for 24% of the cumulative spend over the last three years with a total cost of €91.6 million. Costs reported under other programs relate to investments in own funded discovery and development projects, and in our discovery platform, as well as costs related to other collaborations and alliance contracts.

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

We expect our general and administrative expenses to increase as we continue to support our growth and as we operate as a U.S.-listed company. Such costs include increases in our finance and legal personnel, additional external legal and audit fees, and expenses and costs associated with compliance with the regulations governing public companies. We also expect to incur increased costs for directors’ and officers’ liability insurance and an enhanced investor relations function.

Sales and Marketing Expenses

Sales and marketing expenses include costs associated with managing our commercial activities and the costs of compliance with the day-to-day requirements of being a listed public company in Belgium and the United States, such as:

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

Taxation

We have a history of losses. Excluding the impact of possible upfront or milestone payments we may receive from our collaborations, we forecast to continue incurring losses as we continue to invest in our clinical and pre-clinical development programs and our discovery platform. Consequently, we do not have any deferred tax asset on the balance sheet as at December 31, 2016, except for two subsidiaries operating on a cost plus basis for the company a deferred tax asset was set up for an amount of €2.0 million as of December 31, 2016.

As a company active in research and development in Belgium, we also expect to benefit in the future from the “patent income deduction” or the replacing “innovation deduction” in Belgium. The patent income deduction regime allows, in the case of taxable income, gross profits attributable to revenue from patented products to be taxed at a lower rate than other revenues, i.e., 6.8%. The innovative deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower rate than other revenues, i.e., 5.1%. When taken in combination with tax losses carried forward and research and development incentives mentioned above, we expect that this will result in a long-term low rate of corporation tax for us. The innovation deduction applies as of July 1, 2016, although subject to various conditions, the patent income deduction can continue to apply until June 30, 2021 at the latest.

Operating Segments

Following the sale of the service division on April 1, 2014, the continuing operations related primarily to R&D activities. Consequently, in 2014, we only had one reportable segment.

In 2015, the IFRS8 threshold of 10% of the combined revenues, external and inter-segment, of all segments was met by the external and internal revenues reported by our fee-for-service business located in Croatia. Consequently, there are two reportable segments in 2015 and 2016, R&D and fee-for-service business.

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

Critical Judgments in Applying Accounting Policies

Share Subscription Agreement with Gilead: Classification as Derivative Financial Asset or Equity Instrument

As described in the section of this annual report titled “Item 5.A.—Operating Results—Comparison of Years Ended December 31, 2016 and 2015—Fair Value Re-measurement of Share Subscription Agreement,” as well as “Item 5.A.—Operating Results—Comparison of Years Ended December 31, 2015 and 2014—Fair Value Re-measurement of Share Subscription Agreement,” Gilead committed itself on December 16, 2015 to make a $425 million equity investment in our company by subscribing to new shares at a fixed price of €58 per share, including issuance premium upon completion of the license and collaboration agreement with us that took place on January 19, 2016.

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

Despite the fact that this foreign currency exchange exposure was limited, management judged that this variability prevents the instrument from being classified as equity under IAS 32 and was therefore treated as a derivative at fair value through profit and loss.

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

Critical Accounting Estimates

Fair Value Re-measurement of Our Share Subscription Agreement with Gilead (Derivative Financial Asset Instrument)

Current financial asset from share subscription agreement:
(Euro, in thousands)
Fair value at inception	39,003
Movement of 2015 ( recognized in the income statement)	(30,632)

Fair value per December 31, 2015	8,371

Movement of period January–19, 2016 (recognized in the income statement)	57,479

Fair value per January 19, 2016	65,850

Derecognition of the financial asset through the share premium account	(65,850)

Fair value per December 31, 2016	—

The fair value measurement of this derivative financial asset was categorized as a level 3 in the fair value hierarchy of the IFRS 13 Fair Value Measurement.

Its measurement was based on computing the difference between the strike price (€58 per share) and our anticipated forward price, discounted to the valuation date. The notional was converted from U.S. dollars to euros by the currency exchange forward rate, and the number of shares was computed by dividing the euro notional by the strike price.

Input data were taken from Bloomberg as of December 16, 2015 and December 31, 2015, including:

•	Euro overnight index swap discount rates (curve 133);

•	Implied forward rate of the GLPG shares at January 31, 2016; and

•	Implied currency exchange forward rate at January 31, 2016.

This computation was based on the following unobservable assumptions:

(1)	Between the date that the deal was signed (December 16, 2015) until the date that the deal was complete, the two counterparties could not back off from the deal, and it was 100% certain that the regulator would give the green light.

(2)	At the two valuation dates, it was assumed that the date when the deal will be complete would be January 31, 2016. This was the forward date from where all the market data was taken from.

(3)	The effect of the correlation between our share price and the $/€ currency exchange rate was negligible. This was reasonable given the very short maturity of the deal.

Relationship of unobservable inputs to the fair value measurement:

•	If one would have assumed that the closing date of the deal was January 19, 2016 (the actual closing date), the fair value of the derivative financial asset at December 31, 2015 would have been €8,367 thousand.

On January 19, 2016, the value of the financial asset at maturity amounted to €65.9 million, reflecting the share premium that Gilead paid above our closing share price on the day of the capital increase. This financial asset expired on the effective date of the share subscription agreement and was derecognized through the share premium account.

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

Corporate Income Taxes

Significant judgment is required in determining the use of tax loss carry forwards. We recognize deferred tax assets arising from unused tax losses or tax credits only to the extent that we have sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by us. Management’s judgment is that such convincing evidence is currently not sufficiently available and a deferred tax asset is therefore not yet recognized, except for two subsidiaries operating on a cost plus basis for the company a deferred tax asset was set up for an amount of €2.0 million as of December 31, 2016.

As of December 31, 2016, we had a total of approximately €311 million of statutory tax losses carried forward which may be partially offset by future statutory taxable profits for an indefinite period, except for an amount of approximately €18 million in Switzerland, Croatia, the United States and the Netherlands with expiry dates between 2018 and 2030. As of December 31, 2016, the available tax losses carried forward in Belgium amounted to €231 million.

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

A.	Operating Results

Comparison of Years Ended December 31, 2016 and 2015

The following table summarizes the results of our operations for the years ended December 31, 2016 and 2015, together with the changes to those items.

	Year ended December 31,
	2016	2015	% Change
	(Euro, in thousands, except share and per share data)
Revenues	€129,519	€39,563	227%
Other income	22,093	21,017	5%

Total revenues and other income	151,612	60,579	150%

Research and development expenditure	(139,573)	(129,714)	8%
General and administrative expenses	(21,744)	(19,127)	14%
Sales and marketing expenses	(1,785)	(1,182)	51%

Total operating expenses	(163,103)	(150,023)	9%

Operating loss	(11,491)	(89,444)	(87%)

Fair value re-measurement of share subscription agreement	57,479	(30,632)	(288%)
Other financial income	9,950	1,987	401%
Other financial expenses	(1,692)	(1,539)	10%

Loss before tax	54,246	(119,627)	(145%)

Income taxes	(235)	1,218	(119%)

Net income / loss (-) from continuing operations	54,012	(118,410)	(146%)

Net income from discontinued operations	—	—

Net income / loss (-)	€54,012	€(118,410)

Net income / loss (-) attributable to:
Owners of the parent	54,012	(118,410)

Basic income / loss (-) per share	€1.18	€(3.32)

Diluted income / loss (-) per share	€1.14	€(3.32)

Basic income/ loss (-) per share from continuing operations	€1.18	€(3.32)

Diluted income/ loss (-) per share from continuing operations	€1.14	€(3.32)

Weighted average number of shares - Basic (in ‘000 shares)	45,696	35,700
Weighted average number of shares - Diluted (in ‘000 shares)	47,308	35,700

Revenues

	Year ended December 31,
	2016	2015	% Change
	(Euro, in thousands)
Recognition of non-refundable upfront payments	€30,257	€26,419	15%
Milestone payments	81,784	3,835	2033%
Reimbursement income	9,699	3,807	155%
Other revenues	7,777	5,501	41%

Total revenues	€129,519	€39,563	227%

Total revenues increased by €90.0 million, or 227%, to €129.5 million for the year ended December 31, 2016, from €39.6 million for the year ended December 31, 2015. This increase was mainly driven by a substantial increase in milestone payments, as explained below.

Revenue recognized in 2015 from upfront non-refundable payments related to the CF collaboration agreement with AbbVie signed in September 2013 and the contract signed with AbbVie in February 2012 for our filgotinib program (including the extension signed in March 2013). Those upfront payments were fully recognized into revenues by the end of August 2015.

In September 2015 AbbVie decided not to opt in, which ended the collaboration agreement regarding our filgotinib program and consequently the period of our involvement. There are no outstanding commitments for us regarding this terminated collaboration for our filgotinib program.

On December 16, 2015, we entered into a global collaboration with Gilead Sciences, Inc. for the development and commercialization of the JAK1-selective inhibitor filgotinib for inflammatory indications. On January 19, 2016, we completed the closing of the global collaboration agreement with Gilead, in the framework of which Gilead made a $425 million (or €392 million) equity investment in Galapagos NV by subscribing to new shares at a price of €58 per share, including issuance premium. This resulted in Gilead owning 6,760,701 ordinary shares of Galapagos NV, representing 14.75% percent of the then-outstanding share capital of Galapagos. We also received a license fee of $300 million. In addition, we are eligible for payments of up to $755 million in development and regulatory milestones and $600 million in sales milestones, with tiered royalties starting at 20% and a profit split in co-promotion territories. Finally, we agreed on a 20-80 cost split for development costs of the licensed product, i.e. we will support 20% of all development costs. As we do not expect to have a statutory taxable base in the foreseeable future, we did not recognize any additional deferred tax asset following the signing of this new collaboration.

The global collaboration with Gilead foresees continuous involvement from us, since we will perform certain R&D activities in the development phase of the filgotinib program; therefore, management assessed that the upfront payment of $300 million (or €275.6 million) received in January 2016 from Gilead should be spread as a function of the costs incurred for this program, applying the percentage of completion method. In the year ended December 31, 2016, €25.6 million revenues were recognized regarding this upfront payment.

In connection with the agreement with Gilead, we recognized a deferred income and an offsetting short-term financial asset (derivative) of €39 million upon signing of the share subscription agreement with Gilead, as required under IAS 39. The deferred income will be recognized in function of the costs incurred for this program, applying the percentage of completion method, along with the upfront payment. In the year ended December 31, 2016, €3.6 million revenues were recognized in the income statement.

In 2016, Galapagos signed a license agreement with ThromboGenics for an integrin antagonist (formerly GLPG0187), for which an upfront payment of €1 million was invoiced and fully recognized, as Galapagos has no further involvement or obligation in the contract.

The following table summarizes the upfront payments recognition for years ended December 31, 2016 and 2015.

Agreement	Upfront received	Upfront received	Date of receipt	Revenue recognized, year ended December 31, 2016	Revenue recognized, year ended December 31, 2015	Outstanding balance in deferred income as at December 31, 2016
	(USD, in thousands)	(Euro, in thousands)		(Euro, in thousands)
AbbVie collaboration agreement for CF	$45,000	€34,001	September 2013		€11,401
AbbVie collaboration agreement for RA and CD (filgotinib)	$150,000	€111,582	February 2012		€12,045
First amendment to AbbVie collaboration agreement for RA and CD (filgotinib)	$20,000	€15,619	March 2013		€2,973
Gilead collaboration agreement for filgotinib	$300,000	€275,558	January 2016	€25,621		€249,937
Gilead collaboration agreement for filgotinib	N.A.	€39,003 (*)	January 2016	€3,626		€35,376
ThromboGenics license agreement for integrin antagonists	N.A.	€1,000	April 2016	€1,000
Sirion Biotech license agreement for RNA interference (RNAi) technologies	N.A.	€10	June 2016	€10

Total recognition of non-refundable upfront payments				€30,257	€26,419	€285,314

(*)	deferred income of €39 million booked upon signing of the share subscription agreement with Gilead as required under IAS 39

Milestone revenues increased substantially by €77.9 million, to €81.8 million for the year ended December 31, 2016 compared to €3.8 million for the year ended December 31, 2015. Milestones in 2016 related to the filgotinib program with Gilead in CD and UC, and the CF program in with AbbVie. Milestones in 2015 related to our OA program with Servier.

Reimbursement income increased by €5.9 million or 155%, to €9.7 million for the year ended December 31, 2016 compared to €3.8 million for the year ended December 31, 2015, due to higher reimbursements in relation with the CF program with AbbVie and the filgotinib program with Gilead (which was partnered with AbbVie in 2015). The reimbursement of certain research and development costs related to the development work under our collaboration agreements amounted to €5.9 million for our CF program with AbbVie and €3.5 million for our filgotinib program with Gilead for the year ended December 31, 2016. For the year ended December 31, 2015, €2.2 million and €1.2 million of costs were reimbursed in relation with the CF and filgotinib collaboration agreements with AbbVie, respectively,

Other revenues increased by €2.3 million, or 41%, to €7.8 million for the year ended December 31, 2016 compared to €5.5 million for the year ended December 31, 2015, principally due to higher revenues from fee-for-service activities.

Other Income

The following table summarizes our other income for the years ended December 31, 2016 and 2015, together with the changes to those items.

	Year ended December 31,
	2016	2015	% Change
	(Euro, in thousands)
Grant income	€2,329	€3,095	(25%)
Other income	19,764	17,922	10%

Total other income	€22,093	€21,017	5%

Total other income was composed of grant income and other income and increased by €1.1 million, or 5%, from €21.0 million for the year ended December 31, 2015 to €22.1 million for the year ended December 31, 2016.

Grant income decreased by €0.8 million, or 25%, from €3.1 million for the year ended December 31, 2015 to €2.3 million for the year ended December 31, 2016. The majority of this grant income is related to grants from a Flemish agency, representing approximately 88% of all reported grant income in 2016 (2015: 94%). In many cases these carry clauses which require us to maintain a presence in the same region for a number of years and invest according to pre-agreed budgets.

The decrease in grant income was more than offset by an increase in other income of €1.8 million, or 10%, from €17.9 million for the year ended December 31, 2015 to €19.8 million for the year ended December 31, 2016. Other income was primarily composed of:

•	Income from an innovation incentive system of the French government, which represented €9.5 million of other income for the year ended December 31, 2016 compared to €8.7 million for the year ended December 31, 2015

•	Income from Belgian R&D incentives with regard to incurred R&D expenses, which represented €5.8 million of other income for the year ended December 31, 2016 compared to €5.3 million for the year ended December 31, 2015

•	Tax rebates on payroll withholding taxes of R&D personnel in Belgium and the Netherlands, representing €3.8 million of other income for the year ended December 31, 2016 compared to €3.0 million for the year ended December 31, 2015

R&D Expenditure

The following table summarizes our R&D expenditure for the years ended December 31, 2016 and 2015, together with the changes to those items.

	Year ended December 31,
	2016	2015	% Change
	(Euro, in thousands)
Personnel costs	€(42,315)	€(35,875)	18%
Subcontracting	(65,649)	(65,883)	(0%)
Disposables and lab fees and premises costs	(20,414)	(18,696)	9%
Other operating expenses	(11,196)	(9,260)	21%

Total R&D expenditure	€(139,573)	€(129,714)	8%

R&D expenditure increased by €9.9 million, or 8%, to €139.6 million for the year ended December 31, 2016, from €129.7 million for the year ended December 31, 2015. This increase was principally due to:

•	Increased R&D personnel costs of €6.4 million, or 18%, from €35.9 million for the year ended December 31, 2015 to €42.3 million for the year ended December 31, 2016, which was explained by an enlarged workforce, higher warrant costs and a higher liability for short term and long term management bonus, mainly as a result of the increase of our share price change relative to the Next Biotech Index on Euronext.

•	Subcontracting costs were relatively stable and decreased slightly by €0.2 million, or 0.4%, from €65.9 million for the year ended December 31, 2015 to €65.6 million for the year ended December 31, 2016.

•	Intensified use of lab consumables was the main driver of the increase in disposables, lab fees and premises costs of €1.7 million, or 9%, from €18.7 million for the year ended December 31, 2015 to €20.4 million for the year ended December 31, 2016.

•	Other operating expenses increased by €1.9 million, or 21%, from €9.3 million for the year ended December 31, 2015 to €11.2 million for the year ended December 31, 2016, primarily due to an increase in depreciation of €1.0 million.

The table below summarizes our R&D expenditure for the years ended December 31, 2016 and 2015, broken down by R&D expenses under alliance and own funded R&D expenses. All filgotinib costs (both costs incurred in the period under alliance (with AbbVie) and costs incurred after AbbVie’s opt-out decision in September 2015) are presented as “R&D under alliance” or as “partnered” in the tables in this section for the year ended December 31, 2015, as a new alliance was signed in December 2015 with Gilead for this program.

	Year ended December 31,
	2016	2015	% Change
	(Euro, in thousands)
R&D under alliance	€(71,980)	€(80,832)	(11%)
Galapagos funded R&D	(67,593)	(48,882)	38%

Total R&D expenditure	€(139,573)	€(129,714)	8%

We track all R&D expenditures against detailed budgets and allocated them by individual project. The table below summarizes our R&D expenditure for the years ended December 31, 2016 and 2015, broken down by program.

	Year ended December 31,
	2016	2015	% Change
	(Euro, in thousands)
Filgotinib program (partnered)	€(22,376)	€(35,404)	(37%)
CF program (partnered)	(31,203)	(25,634)	22%
IPF program on GLPG1690 (proprietary)	(7,129)	(4,612)	55%
OA program on GLPG1972 (partnered)	(6,538)	(5,832)	12%
AtD program on MOR106 (partnered)	(3,491)	(4,651)	(25%)
Other	(68,836)	(53,582)	28%

Total R&D expenditure	€(139,573)	€(129,714)	8%

R&D expenditure under alliance decreased by €8.9 million, or 11%, from €80.8 million for the year ended December 31, 2015 to €72.0 million for the year ended December 31, 2016, mainly due to our RA and IBD program on filgotinib (partnered with AbbVie in 2015 and partnered with Gilead in 2016), which has been partially offset by increased R&D spending on our CF program in collaboration with AbbVie. We increased our investments in our own funded portfolio by €18.7 million, or 38%, from €48.9 million for the year ended December 31, 2015 to €67.6 million for the year ended December 31, 2016, primarily because of intensified research investments in our proprietary programs on inflammation, HBV and fibrosis, as well as increased spending on our proprietary IPF program GLPG1690.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2016 and 2015, together with the changes to those items.

	Year ended December 31,
	2016	2015	% Change
	(Euro, in thousands)
Personnel costs and directors fees	€(15,160)	€(12,739)	19%
Other operating expenses	(6,584)	(6,388)	3%

Total general and administrative expenses	€(21,744)	€(19,127)	14%

General and administrative expenses amounted to €19.1 million for the year ended December 31, 2015 and increased by €2.6 million, or 14%, to €21.7 million for the year ended December 31, 2016. This increase was principally due to directors fees, which increased by €2.7 million, or 116%, from €2.4 million for the year ended December 31, 2015 to €5.1 million for the year ended December 31, 2016, resulting from various effects, such as increased costs of share-based payments plans (our warrant plans) and increased liability for short and long term management bonus, mainly as a result of the increase of our share price change relative to the Next Biotech Index on Euronext.

Sales and Marketing Expenses

The following table summarizes our sales and marketing expenses for the years ended December 31, 2016 and 2015, together with the changes to those items.

	Year ended December 31,
	2016	2015	% Change
	(Euro, in thousands)
Personnel costs	€(1,167)	€(785)	49%
Other operating expenses	(618)	(397)	56%

Total sales and marketing expenses	€(1,785)	€(1,182)	51%

Sales and marketing expenses increased by €0.6 million, or 51%, from €1.2 million for the year ended December 31, 2015 to €1.8 million for the year ended December 31, 2016.

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

In connection with the agreement, we recognized a deferred income and an offsetting short term financial asset (derivative) of €39 million upon signing of the share subscription agreement with Gilead as required under IAS 39.

This financial asset initially reflected the share premium that Gilead committed to pay above our closing share price on the day of entering into the subscription agreement. Under IAS 39 the fair value of the financial asset is re-measured at year-end and again upon entering into force of the share subscription agreement on January 19, 2016, when the financial asset expired. Variations in fair value of the financial asset are recorded in the income statement.

The decrease in the fair value of the financial asset resulting from the increase in the Galapagos share price between signing of the subscription agreement and December 31, 2015 resulted in a negative, non-cash fair value charge of €30.6 million in the financial results. The subsequent increase in the fair value of the financial asset resulting from the decrease in our share price between January 1, 2016 and January 19, 2016 resulted in a positive non-cash gain of €57.5 million in the financial result of 2016.

On January 19, 2016, the value of the financial asset at maturity amounted to €65.9 million, reflecting the share premium that Gilead paid above our closing share price on the day of the capital increase. This amount was composed of (1) the initial measurement on the day of entering into the share subscription agreement for an amount of €39 million which was reported in deferred income and (2) the subsequent re-measurements of the financial asset, reported as financial result under IAS 39: €30.6 million fair value loss reported in the year 2015 and €57.5 million fair value gain reported in the first quarter of 2016, together a net fair value gain of €26.8 million. This financial asset expired on the effective date of the share subscription agreement and was derecognized through the share premium account.

Other Financial Income and Expense

The following table summarizes other financial income and expense for the years ended December 31, 2016 and 2015.

	Year ended December 31,
	2016	2015	% Change
	(Euro, in thousands)
Other financial income:
Interest on bank deposit	€1,614	€1,246	29%
Effect of discounting long term R&D incentives receivables	99	99	—
Currency exchange gain	8,150	636	1182%
Other finance income	87	7	1142%

Total other financial income	9,950	1,987	401%

Other financial expenses:
Interest expenses	(47)	(46)	2%
Currency exchange loss	(1,453)	(1,310)	11%

Other finance charges	(191)	(182)	5%

Total other financial expense	(1,692)	(1,539)	10%

Total other net financial income	€8,257	€448	1742%

Other financial income increased significantly by €8.0 million, or 401%, from €2.0 million for the year ended December 31, 2015 to €10.0 million for the year ended December 31, 2016. The increase relates to an exchange gain of €4.8 million on deposits held in U.S. dollar and exchange gains of €2.0 million realized on milestone payments from AbbVie and Gilead in U.S. dollar. For more information on currency exchange fluctuations on our business, please see the section of this annual report titled “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Other financial expenses increased by €0.2 million, or 10% from €1.5 million for the year ended December 31, 2015 to €1.7 million for the year ended December 31, 2016. Net exchange profit amounts to €6.7 million for the year ended December 31, 2016, compared to a loss of €0.7 million for the year ended December 31, 2015. Interest expenses are related to interests paid on financial lease.

Tax

The following table summarizes our tax result for the years ended December 31, 2016 and 2015.

	Year ended December 31,
	2016	2015
	(Euro, in thousands)
Current tax	€(466)	€(215)
Deferred tax	231	1,433

Total taxes	€(235)	€1,218

Current tax representing €0.5 million for the year ended December 31, 2016 and €0.2 million for the year ended December 31, 2015 was related to taxes for subsidiaries operating on cost plus basis.

Deferred tax income of €0.2 million for the year ended December 31, 2016 and of €1.4 million for the year ended December 31, 2015 related to subsidiaries working on a cost plus basis.

Comparison of Years Ended December 31, 2015 and 2014

The following table summarizes the results of our operations for the years ended December 31, 2015 and 2014, together with the changes to those items

	Year ended December 31,
	2015	2014	% Change
	(Euro, in thousands, except share and per share data)
Revenues	€39,563	€69,368	(43%)
Other income	21,017	20,653	2%

Total revenues and other income	60,579	90,021	(33%)

Research and development expenditure	(129,714)	(111,110)	17%
General and administrative expenses	(19,127)	(13,875)	38%
Sales and marketing expenses	(1,182)	(992)	19%
Restructuring and integration costs	—	(669)	(100%)

Total operating expenses	(150,023)	(126,646)	18%

Operating loss	(89,444)	(36,624)	144%

Fair value re-measurement of share subscription agreement	(30,632)
Other financial income	1,987	2,291	(13%)
Other financial expenses	(1,539)	(867)	78%

Loss before tax	(119,627)	(35,201)	240%

Income taxes	1,218	(2,103)	(158%)

Net loss from continuing operations	(118,410)	(37,303)	217%

Net income from discontinued operations	—	70,514

Net income / loss (-)	€(118,410)	€33,211

Net income / loss (-) attributable to:
Owners of the parent	(118,410)	33,211

Basic and diluted income / loss (-) per share	€(3.32)	€1.10

Basic and diluted loss per share from continuing operations	€(3.32)	€(1.24)
Weighted average number of shares (in ‘000 shares)	35,700	30,108

Revenues

	Year ended December 31,
	2015	2014	% Change
	(Euro, in thousands)
Recognition of non-refundable upfront payments	€26,419	€45,838	(42%)
Milestone payments	3,835	19,039	(80%)
Reimbursement income	3,807	729	422%
Other revenues	5,501	3,762	46%

Total revenues	€39,563	€69,368	(43%)

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

Other Income

The following table summarizes our other income for the years ended December 31, 2015 and 2014, together with the changes to those items.

	Year ended December 31,
	2015	2014	% Change
	(Euro, in thousands)
Grant income	€3,095	€5,646	(45%)
Other income	17,922	15,008	19%

Total other income	€21,017	€20,653	2%

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

The decrease in grant income was compensated by an increase in other income of €2.9 million, or 19%, from €15.0 million for the year ended December 31, 2014 to €17.9 million for the year ended December 31, 2015. Other income was primarily composed of:

•	Income from an innovation incentive system of the French government, which represented €8.7 million of other income for the year ended December 31, 2015 compared to €7.8 million for the year ended December 31, 2014

•	Income from Belgian R&D incentives with regard to incurred R&D expenses, which represented €5.3 million of other income for the year ended December 31, 2015 compared to €4.3 million for the year ended December 31, 2014

•	Tax rebates on payroll withholding taxes of R&D personnel in Belgium and the Netherlands, representing €3.0 million of other income for the year ended December 31, 2015 compared to €2.4 million for the year ended December 31, 2014

R&D Expenditure

The following table summarizes our R&D expenditure for the years ended December 31, 2015 and 2014, together with the changes to those items.

	Year ended December 31,
	2015	2014	% Change
	(Euro, in thousands)
Personnel costs	€(35,875)	€(31,038)	16%
Subcontracting	(65,883)	(54,293)	21%
Disposables and lab fees and premises costs	(18,696)	(16,830)	11%
Other operating expenses	(9,260)	(8,949)	(3%)

Total R&D expenditure	€(129,714)	€(111,110)	17%

R&D expenditure increased by €18.6 million, or 17%, to €129.7 million for the year ended December 31 2015, from €111.1 million for the year ended December 31, 2014. This increase was principally due to:

•	Increased R&D personnel costs of €4.8 million, or 16%, from €31.0 million for the year ended December 31, 2014 to €35.9 million for the year ended December 31, 2015, which was explained by an enlarged workforce, higher warrant costs and a higher liability for short-term and long-term management bonus, mainly as a result of the increase of our share price change relative to the Next Biotech Index on Euronext. Increased subcontracting costs of €11.6 million, or 21%, from €54.3 million for the year ended December 31, 2014 to €65.9 million for the year ended December 31, 2015. This cost increase was mainly driven by increased subcontracting costs of €8.4 million for the CF collaboration with AbbVie and to a lesser extent by the increase of €4.2 million in subcontracting costs for our other partnered and internal programs.

•	Intensified use of lab consumables was the main driver of the increase in disposables, lab fees and premises costs of €1.9 million, or 11%, from €16.8 million for the year ended December 31, 2014 to €18.7 million for the year ended December 31, 2015.

•	Other operating expenses slightly increased by €0.3 million, or 3%, from €8.9 million for the year ended December 31, 2014 to €9.3 million for the year ended December 31, 2015.

The table below summarizes our R&D expenditure for the years ended December 31, 2015 and 2014, broken down by R&D expenses under alliance and own funded R&D expenses. All filgotinib costs (both costs incurred in the period under alliance (with AbbVie) and costs incurred after AbbVie’s opt-out decision in September 2015) are presented as “R&D under alliance” or as “partnered” in the tables in this section for the year ended December 31, 2015, as a new alliance was signed in December 2015 with Gilead for this program.

	Year ended December 31,
	2015	2014	% Change
	(Euro, in thousands)
R&D under alliance	€(80,832)	€(76,297)	6%
Galapagos funded R&D	(48,882)	(34,813)	40%

Total R&D expenditure	€(129,714)	€(111,110)	17%

We track all R&D expenditures against detailed budgets and allocated them by individual project. The table below summarizes our R&D expenditure for the years ended December 31, 2015 and 2014, broken down by program.

	Year ended December 31,
	2015	2014	% Change
	(Euro, in thousands)
RA program on filgotinib with AbbVie	€(30,998)	€(30,437)	2%
IBD program on filgotinib with AbbVie	(4,406)	(3,406)	29%
IBD program on GLPG1205	(5,769)	(6,020)	(4%)
CF program with AbbVie	(25,634)	(14,894)	72%
Pulmonary program on GLPG1690	(4,612)	(4,592)	0%
Other	(58,295)	(51,762)	(13%)

Total R&D expenditure	€(129,714)	€(111,110)	17%

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

	Year ended December 31,
	2015	2014	% Change
	(Euro, in thousands)
Personnel costs and directors fees	€(12,739)	€(8,087)	58%
Other operating expenses	(6,388)	(5,788)	10%

Total general and administrative expenses	€(19,127)	€(13,875)	38%

General and administrative expenses amounted to €13.9 million for the year ended December 31, 2014 and increased by €5.2 million, or 38%, to €19.1 million for the year ended December 31, 2015. This increase was principally due to personnel costs and directors fees, which increased by €4.6 million, or 58%, from €8.1 million for the year ended December 31, 2014 to €12.7 million for the year ended December 31, 2015, resulting from various effects, such as increased costs of share-based payments plans (warrant plans) and increased liability for short- and long-term management bonus, mainly as a result of the increase of our share price change relative to the Next Biotech Index on Euronext. In addition, other operating expenses increased by €0.6 million, or 10%, from €5.8 million for the year ended December 31, 2014 to €6.4 million for the year ended December 31, 2015, mainly due to higher professional fees.

Sales and Marketing Expenses

The following table summarizes our sales and marketing expenses for the years ended December 31, 2015 and 2014, together with the changes to those items.

	Year ended December 31,
	2015	2014	% Change
	(Euro, in thousands)
Personnel costs	€(785)	€(579)	36%
Other operating expenses	(397)	(412)	(4%)

Total sales and marketing expenses	€(1,182)	€(992)	19%

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

Other Financial Income and Expense

The following table summarizes other financial income and expense for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015	2014	% Change
	(Euro, in thousands)
Other financial income:
Interest on bank deposit	€1,246	€1,155	8%
Effect of discounting long term R&D incentives receivables	99	920	(89%)
Currency exchange gain	636	198	221%
Other finance income	7	17	(59%)

Total other financial income	1,987	2,291	(13%)

Other financial expenses:
Interest expenses	(46)	(110)	(58%)
Currency exchange loss	(1,310)	(652)	101%
Other finance charges	(182)	(105)	73%

Total other financial expense	(1,539)	(867)	77%

Total other net financial income	€448	€1,424	(69%)

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

To date, we have incurred significant operating losses. We have funded our operations through public and private placements of equity securities, upfront and milestone payments received from pharmaceutical partners under our collaboration and alliance agreements, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division. Our cash flows may fluctuate and are difficult to forecast and will depend on many factors. As at December 31, 2016, our cash and cash equivalents amounted to €973.2 million. For more information on our policies regarding financial instruments, please see “Note 2—Significant accounting policies—Financial instruments” included in our consolidated financial statements appended to this annual report.

Cash Flows

Comparison for the Years Ended December 31, 2016 and 2015

The following table summarizes the results of our consolidated audited statement of cash flows for the years ended December 31, 2016 and 2015.

	2016	2015	Variance
	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€340,314	€187,712	€152,601

Net cash flows generated / used (-) in operating activities	239,403	(114,590)	353,993
Net cash flows used in investing activities	(7,287)	(4,297)	(2,990)
Net cash flows generated in financing activities	395,996	271,370	124,626
Effect of exchange rate differences on cash and cash equivalents	4,816	118	4,697

Cash and cash equivalents at end of the period	€973,241	€340,314	€632,927

Cash and cash equivalents at December 31, 2016 amounted to €973.2 million.

Net cash outflow from operating activities decreased by €354.0 million to a €239.4 million inflow for the year ended December 31, 2016 compared to a €114.6 million outflow for the year ended December 31, 2015. This net cash inflow from operations recorded in 2016 was primarily due to the license fee of $300 million (€275.6 million) received from Gilead in relation with our collaboration agreement on filgotinib. In addition, milestone payments increased substantially in 2016 compared to 2015, which contributed significantly to the net cash inflow from operations in 2016.

The net cash outflow from investing activities increased by €3.0 million to €7.3 million net cash outflow for the year ended December 31, 2016 compared to €4.3 million net cash outflow for the year ended December 31, 2015, which was principally related to an acquisition of available-for-sale financial assets, as well as a lower decrease in restricted cash compared to previous year. Restricted cash amounted to €7.9 million for the year ended December 31, 2015, and decreased to €7.7 million for the year ended December 31, 2016. This decrease is related to a payment of a claim to Charles River by decrease of the escrow account for €0.3 million, which has been slightly offset by an increase in non-current restricted cash of €0.1 million related to an increase in the bank guarantee with regard to the rental of additional office space for the Belgian premises.

The net cash inflow from financing activities increased by €124.6 million, from €271.4 million net cash inflow for the year ended December 31, 2015 to €396.0 million net cash inflow for the year ended December 31, 2016. The net cash inflow in 2016 can mainly be attributed to the subscription on Galapagos shares by Gilead on January 19, 2016 for which the cash proceeds from capital and share premium increases amounted to €391.9 million, net of issue costs. The net cash inflow in 2015 can primarily be attributed to €259.4 million of net new funds from the global offering and concurrent listing on the NASDAQ Global Select Market on May 19, 2015. In addition, proceeds received on exercise of warrants contributed to cash generated by financing activities in 2016 for €4.3 million and to a greater extent for €12.0 million in 2015.

Comparison of Years Ended December 31, 2015 and 2014

The following table summarizes the results of our consolidated statement of cash flows for the years ended December 31, 2015 and 2014.

	2015	2014	Variance
	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€187,712	€138,175	€49,538

Net cash flows used in operating activities	(114,590)	(75,555)	(39,035)
Net cash flows generated / used (-) in investing activities	(4,297)	120,606	(124,904)
Net cash flows generated in financing activities	271,370	4,214	267,156
Effect of exchange rate differences on cash and cash equivalents	118	271	(153)

Cash and cash equivalents at end of the period	€340,314	€187,712	€152,601

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

	Year ended December 31,
	2015	2014	Variance
	(Euro, in thousands)
Net cash flows used in operating activities	€—	€(1,722)	€1,722
Net cash flows generated in investing activities	—	122,580	(122,580)
Net cash flows generated/ used (-) in financing activities	—	—	—

Net cash generated	€—	€120,858	€(120,858)

Cash and Funding Sources

The table below summarizes our sources of financing, excluding warrant exercises, for the years ended December 31, 2016, 2015 and 2014.

Private placement
(Euro, in thousands)
2014	€—
2015	259,343
2016	391,852

Total sources of financing	€651,195

On May 19, 2015, we completed a global offering of 7,532,499 ordinary shares, a concurrent public offering in the United States and private placement in Europe, in which framework we offered 5,746,000 ordinary shares through a public offering in the United States in the form of ADSs, at a price of $42.05 per ADS, before underwriting discounts and 1,786,499 ordinary shares through a European private placement at a price of €37.00 per share, before underwriting discounts. The ADSs were evidenced by American Depositary Receipts, and each ADS represents the right to receive one ordinary share. The ADSs are listed on the NASDAQ Global Select Market under the symbol “GLPG”. We received €278.7 million of gross proceeds from the global offering, decreased by €19.4 million of underwriter discounts and commission, and offering expenses, of which €19.3 million has been paid at December 31, 2015 and €0.1 million (remainder) has been settled at December 31, 2016. Total net cash proceeds from the global offering amounted to €259.3 million. On January 19, 2016, Gilead made a $425 million equity investment in Galapagos NV by subscribing to 6,760,701 new ordinary shares at a price of €58 per share, including issuance premium. Galapagos received €392.1 million of gross proceeds, decreased by €0.26 million of expenses, of which all has been paid at December 31, 2016. The total net cash proceeds from the share subscription by Gilead amounts to €391.9 million. The €65.9 million current financial asset from the share subscription agreement reflecting the premium that Gilead paid compared to the closing price of our shares on January 19, 2016 was derecognized through the share premium account.

As of December 31, 2016, we had no long-term debt, other than finance leases and advances from Oseo, a French public organization for innovation support, for €0.1 million.

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

Of our cash and cash equivalents held outside of Belgium as of December 31, 2016 and 2015, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law was in each case immaterial.

Funding Requirements

Based on conservative assumptions, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements at least through the next two to three years. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

Capital Expenditures

Our commitments for capital expenditures as of December 31, 2016 amount to €0.3 million.

Our capital expenditures amounted to €4.8 million, €6.7 million and €2.8 million for the years ended December 31, 2016, 2015 and 2014 respectively.

In 2016, our capital expenditures were primarily related to laboratory equipment for €3.3 million, €0.6 million for other tangible fixed assets and €0.3 million of intangible assets primarily related to software development.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business Overview,” “Item 5.A.—Operating Results,” and “Item 5.B.—Liquidity and Capital Resources.”

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

Contingent Liabilities and Assets

On March 13, 2014, we announced the signing of a definitive agreement to sell the service division operations to Charles River Laboratories International, Inc., or CRL, for a total consideration of up to €134 million. CRL agreed to pay us an immediate cash consideration of €129 million. The potential earn-out of €5 million due upon achievement of a revenue target 12 months after transaction closing has not been obtained. Approximately 5% of the total consideration, including price adjustments, was being held on an escrow account. To date, four claims have been introduced by CRL, which have all been settled for a total amount of €1.3 million. On January 17, 2017 an amount of €4.1 million was released from the escrow account. The release of the remaining balance of the escrow account will be possible after final agreement between the parties on the amounts at stake.

Following the divestment, we remained guarantor until early February 2017 in respect of the lease obligations for certain U.K. premises amounting to £3 million future rent payments. CRL shall fully indemnify us against all liabilities arising in connection with the lease obligations. We evaluated the risk to be remote. Finally, following common practice, we have given customary representations and warranties which are capped and limited in time (since April 1, 2016, CRL can only introduce a claim covered by the Tax Deed (during a period of 5 years), other claims related to the sale cannot be submitted anymore).

In the course of 2008, a former director of one of the subsidiaries sued for wrongful termination and seeks damages of €1.5 million. We believe that the amount of damages claimed is unrealistically high. In 2014, the court requested an external advisor to evaluate the exact amount of damages. On January 29, 2016, the court made a 1st degree judgment, dismissing all claims in full. In appeal, the 2nd degree court instructed the 1st degree court to conduct a new trial, which is currently pending. So far, no hearings have been scheduled and no decisions have been made. Considering the defense elements provided, as well as the fact that so far the court has made no decision indicating that the claim would be sustained, our board and management evaluated the risk to be remote to possible, but not likely. Accordingly, it was decided not to record any provision in 2016 as the exposure was considered to be limited.

F.	Tabular Disclosure of Contractual Obligations

We entered into lease agreements for office and laboratories which qualify as operating leases. We also have certain purchase commitments with contract research organization subcontractors principally. Future events could cause actual payments to differ from these estimates. On December 31, 2016, we had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(thousands of €)
Operating lease obligations	€27,263	€4,114	€6,494	€5,504	€11,151
Purchase commitments	27,579	27,084	495	—	—

Total contractual obligations & commitments	€54,842	€31,198	€6,989	€5,504	€11,151

The table above does not include pension liabilities, non-current deferred income and other non-current liabilities.

We provide retirement benefit plans for all of our qualifying employees. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations and other provisions for employees. At December 31, 2016 the liability for such obligations amounted to €3.5 million (€2.7 million at December 31, 2015). See note 29 to the consolidated financial statements.

Non-current deferred income amounted to €214.8 million at December 31, 2016 (nil at December 31, 2015) and related to the recognition of a deferred income upon signing of the share subscription agreement with Gilead, as well as an upfront payment from Gilead for an amount of $300 million that we received in January 2016. See note 24 to the consolidated financial statements.

Other non-current liabilities amounted to €2.5 million at December 31, 2016 (€2.3 million at December 31, 2015) and primarily related to deferred management bonuses. The executive committee members, together with other senior managers, are eligible to receive bonuses under the Senior Management Bonus Scheme. Pursuant to the rules of the Senior Management Bonus Scheme, 50% of the bonus is paid immediately around year-end and the payment of the remaining 50% is deferred for three years. The deferred 50% component is dependent on the Galapagos share price change relative to the Next Biotech Index (which tracks Euronext-listed biotech companies). See notes 2 and 24 to the consolidated financial statements.

G.	Safe Harbor.

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6	Directors, Senior Management and Employees.

A.	Directors and Senior Management.

Our Board of Directors

We currently have eight directors, less than a majority of whom are citizens or residents of the United States.

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

The following table sets forth certain information with respect to the current members of our board of directors, including their ages, as of December 31, 2016:

Name	Age	Date service began in current term	Date of expiration of current term (1)	Position(s)
Onno van de Stolpe	57	2013	2017	Director and Chief Executive Officer
Rajesh Parekh, MA, DPhil(2)	56	2013	2017	Chairman of the board of directors
Harrold van Barlingen, Ph.D.(3)	51	2014	2018	Director
Werner Cautreels, Ph.D.(2)(3)	64	2014	2018	Director
Howard Rowe, JD(3)	47	2014	2018	Director
Katrine Bosley(2)	48	2013	2017	Director
Christine Mummery, Ph.D.	63	2015	2019	Director
Mary Kerr, Ph.D.	56	2016	2020	Director

(1)	The term of the mandates of the directors will expire immediately after the annual shareholders’ meeting held in the year set forth next to the director’s name.
(2)	Member of the nomination and remuneration committee.
(3)	Member of the audit committee.

The address for our directors is Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

Our board of directors has determined that seven out of eight of the members of the board are independent under the NASDAQ Stock Market listing requirements and that five out of eight of the members of the board of directors are independent under Belgian law.

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

Harrold van Barlingen, Ph.D. has served as a member of our board of directors since 2005. Dr. Van Barlingen is the managing director and founder of Thuja Capital B.V., Thuja Capital Holding B.V. and Thuja Capital Management B.V. Prior to founding Thuja Capital, he headed the life sciences effort of AlpInvest Partners B.V. from 2001 to 2006, managing a portfolio of over 30 companies. Previously, he was at the Boston Consulting Group, or BCG, where he worked as a consultant in management and strategy from 1999 to 2002. Prior to BCG, Dr. Van Barlingen headed the continental activities of The Lewin Group (a Quintiles subsidiary), an internationally active firm specialized in the field of health economics. He holds an MSc in Medical Biology and a PhD in Medicine, both from Utrecht University. From 1991 to 1992 he was a visiting scientist at the University of Chicago. He is the author of a wide variety of peer-reviewed scientific and pharmaco-economics papers. He currently serves on the supervisory boards of Encare Biotech B.V., TheraSolve NV, Indigo Diabetes NV (chairman) (chairman), and Hemics B.V. (chairman). In addition, during the last five years he also served on the boards of Okapi Sciences NV and arGEN-X N.V.

Werner Cautreels, Ph.D. has served as a member of our board of directors since 2009. Dr. Cautreels is the President, Chief Executive Officer and member of the board of Selecta Biosciences, Inc. Previously, Dr. Cautreels joined Solvay Pharmaceuticals SA in 1998 where he was Global Head of R&D and later Global Chief Executive Officer from 2005 onwards, until it was acquired by Abbott Laboratories Inc. in February 2010. Prior to joining Solvay he was employed by Sanofi S.A., Sterling Winthrop, Inc. and Nycomed Amersham PLC in a variety of R&D management positions in Europe and in the United States from 1979 to 1998. Dr. Cautreels was a director of Innogenetics NV and ArQule, Inc. from 1999 until 2006 and of Seres Therapeutics Inc. from

2012 until 2016. He was the President of the Belgian-Luxemburg Chamber of Commerce for Russia and Belarus until June 2010. He graduated from the University of Antwerp, with a Doctorate in Chemistry, specializing in mass spectrometry. He received his management and financial education from the Harvard Business School.

Howard Rowe, JD has served as a member of our board of directors since 2010. Mr. Rowe is Managing Director at Hayfin Capital Management LLP. Prior to joining Hayfin Capital Management, Mr. Rowe was a Managing Director with The Goldman Sachs Group, Inc. where he had multiple healthcare responsibilities over his 12 years at the firm. His most recent roles at Goldman Sachs were as part of the European Special Situations and Principal Strategies teams where he established and led the private healthcare investing effort. During that time he served on the boards of EUSA Pharma (Europe) Limited, Healthcare Brands International Limited, SmallBone Innovations, Inc., MedAvante, Inc. and Ikonisys, Inc. Prior to his investing activities, Mr. Rowe was a senior member of the European Healthcare Investment Banking team, where he advised numerous corporate clients on M&A and corporate finance activities. Before joining Goldman Sachs, he was a corporate lawyer with the law firm Sullivan & Cromwell LLP. Mr. Rowe received his Bachelor of Science in Psychobiology from the University of Southern California and his JD from Harvard Law School.

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

Christine Mummery, Ph.D. has served as a member of our board of directors since September 30, 2015. Dr. Mummery has served as a Professor of Developmental Biology and Chair of the Department of Anatomy and Embryology at the Leiden University Medical Centre (LUMC) since 2008 and a Professor of Vascular Modelling at the Technical University of Twente in the Netherlands since September 2015. In 2007, she was a Radcliffe fellow at the Harvard Stem Cell Institute and Massachusetts General Hospital when human-induced pluripotent stem cells were being developed, and she was the first to derive these from patients in the Netherlands. In 2002, she became a Professor at the Utrecht University Medical Centre in the Netherlands. She was a postdoctoral fellow from 1981 to 1984 at the Hubrecht Institute in Utrecht, where she later also served as a staff scientist and group leader until 2008. Dr. Mummery obtained her B.S. in Physics, Electronics, and Mathematics at the University of Nottingham and her Ph.D. in BioPhysics at London University in the United Kingdom. Her primary research focus is currently the development and use of stem cells in cardiovascular development and disease. She served on the Ethical Councils of the Dutch Ministry of Health, is member of the Royal Netherlands Academy of Arts and Sciences (KNAW), editor-in-chief of the Cell Press journal Stem Cell Reports, former board member of the International Society for Stem Cell Research and past-president of the International Society of Differentiation. She was co-founder of Pluriomics B.V. In addition, she is on the board of ZonMw (Dutch Medical Research Council) and chairs the executive board of the Institute for human Organ and Disease Model Technologies (hDMT), a non-profit R&D institute of which we are a founding partner. She is a review committee member of the European Research Council, the Wellcome Trust ( ad hoc ) and the Heineken Jury Prize (KNAW).

Mary Kerr, Ph.D. has served as a member of our board of directors since July 26, 2016. Dr. Kerr, a UK national, is Chief Executive Officer and director at NeRRe Therapeutics. Prior to her appointment at NeRRe,

Dr. Kerr held a range of senior leadership roles at GSK over more than 20 years, most recently as Senior Vice President and Global Franchise leader for the Immuno-inflammation and Infectious Diseases franchise. Dr. Kerr was a founding member and on the Corporate Executive team of ViiV Healthcare where she led a turnaround in the performance of the HIV business in Europe. She has spent the majority of her career on the R&D commercial interface in global strategy and regional operational roles, predominantly in the specialty and orphan space. Dr. Kerr gained a Ph.D. in Pharmacology at the University of Bradford, did post-doctoral research at the Michigan Cancer Foundation in Detroit and has an MBA from the University of Kingston.

Executive Committee

Our board of directors has established an executive committee in accordance with article 524bis of the Belgian Companies Code. The following table sets forth certain information with respect to the members of our executive committee as of December 31, 2016:

Name	Age	Position(s)
Onno van de Stolpe	57	Chief Executive Officer
Piet Wigerinck, Ph.D.	52	Chief Scientific Officer
Bart Filius, MBA	46	Chief Financial Officer
Andre Hoekema, Ph.D.	59	Senior Vice President Corporate Development

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

Andre Hoekema, Ph.D. is responsible for M&A, licensing and Intellectual Property at Galapagos. He had the lead in rolling out our pharmaceutical alliance strategy since its start in 2006, and is the architect of our collaboration with AbbVie in CF. Dr. Hoekema joined Galapagos in March 2005 from Invitrogen Corporation, where he was Managing Director of Corporate Development Europe, overseeing licensing and M&A for Invitrogen Europe. He brings 30 years of biotech experience from positions at Molecular Probes Europe B.V. (Managing Director of the European office), Crucell N.V. (Director of Business Development and Intellectual

Property), Koninklijke DSM N.V., MOGEN International N.V. (Research and Project Management), and Genentech, Inc. (postdoctoral researcher). Dr. Hoekema studied Chemistry and holds a Ph.D. from Leiden University. During his Ph.D. work, he invented the binary vector system for the genetic modification of plants, which he published in Nature in 1983; this has since then become the global standard in the field of agricultural biotech. He is the author of more than 30 peer-reviewed scientific papers, and an inventor of over 20 series of patent applications, resulting in 15 patents issued in the United States. Dr. Hoekema currently also serves as a member of the supervisory board of Mimetas B.V. and has previously served as a member of the supervisory board of VitalNext B.V.

On March 1, 2017, Dr. Walid Abi-Saab joined our company as Chief Medical Officer and member of the executive committee.

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

The aggregate compensation paid and benefits in kind granted by us to our current members of the executive committee and directors, excluding share-based compensation, for the year ended December 31, 2016, was €3,455,648.97. For the year ended December 31, 2016, the total amounts set aside or accrued to provide pension, retirement or similar benefits to our executive committee amounted to €227,554.91.

For a discussion of our employment arrangements with the members of our executive committee and consulting arrangement with our directors, see the section of this annual report titled “Item 7.B.—Related Party Transactions—Agreements with Our Directors and Members of Executive Committee.” For more information regarding warrant grants, see “—Warrant Plans” below.

Compensation of Our Board of Directors

The remuneration of our directors (other than our chief executive officer) and the grant of warrants to our directors is submitted by our board of directors for approval to the shareholders’ meeting and is only implemented after such approval. The procedure for establishing the remuneration policy and setting remuneration for members of our board of directors is determined by our board of directors on the basis of proposals from the nomination and remuneration committee, taking into account relevant benchmarks from the biotechnology industry.

The annual shareholders’ meeting of April 26, 2016 determined, upon recommendation of the nomination and remuneration committee, that the compensation (excluding expenses) of the non-executive directors for the exercise of their mandate during the financial year ending December 31, 2016 is as follows: (i) Chairman of the Board (i.e. Raj Parekh): €80,000; (ii) other non-executive board members (i.e., Werner Cautreels, Harrold van Barlingen, Howard Rowe, Katrine Bosley and Christine Mummery): €40,000 each; (iii) annual additional compensation for membership of a board committee (audit committee: Harrold van Barlingen and Howard Rowe; nomination and remuneration committee: Werner Cautreels and Katrine Bosley): €5,000; (iv) annual additional compensation for the chairmanship of a board committee (audit committee: Werner Cautreels; nomination and remuneration committee: Rajesh Parekh): €10,000. The same annual shareholders’ meeting granted a power of attorney to our board of directors to determine the total remuneration package of our managing director (CEO) for his management function in Galapagos. The special shareholders’ meeting of July 26, 2016, which resolved upon the appointment of Mary Kerr as a non-executive director of Galapagos NV determined that the remuneration principles for the financial year ending on December 31, 2016 approved by the annual shareholders’ meeting of April 26, 2016 shall apply to determine the compensation (excluding expenses) of Ms. Kerr, pro rata temporis, for the period starting on the date of her appointment and ending on December 31, 2016. Directors representing a shareholder on the board of directors would only receive reimbursement of the expenses incurred for participating in the board of directors (there were no such directors in 2016, nor are there currently).

The remuneration of the non-executive directors does not contain a variable part; hence no performance criteria apply to the remuneration of the non-executive directors.

The following table sets forth the fees (excluding expenses) received by our non-executive directors for the performance of their mandate as a board member, during the year ended December 31, 2016:

Name	Fees earned (€)
Rajesh Parekh(1)	69,736.53
Harrold van Barlingen	45,000
Werner Cautreels	55,000
Howard Rowe	45,000
Christine Mummery	40,000
Katrine Bosley	45,000
Mary Kerr(2)	17,282.31
Total	317,018.84

(1)	During the first four months of 2016, Dr. Parekh did not receive remuneration for his director’s mandate, but was compensated through a consultancy agreement with Parekh Enterprises only (consultancy fee of €20,263 in 2016).
(2)	Mary Kerr joined our board of directors effective July 26, 2016.

In addition to the benefits set forth above, our non-executive directors also received benefits consisting of tax advisory services in 2016 for an amount of €14,495.

Our executive director, Onno van de Stolpe, does not receive any specific or additional remuneration for his service on our board of directors, as this is included in his total remuneration package in his capacity as member of our executive committee. For more information regarding Mr. Van de Stolpe’s compensation, see “—Compensation of Members of the Executive Committee” below.

The table below provides an overview as of December 31, 2016 of the warrants held by the non-executive directors.

	Warrant award
Name	Number of ordinary shares underlying warrants	Warrant exercise price (€)	Warrant expiration date
Rajesh Parekh	5,400	19.38	5/15/2021
	5,400	14.54	7/24/2022
	5,400	28.75	4/29/2023
	15,000	49.00	12/21/2023
	15,000	46.10	5/31/2024

Total	46,200

Harrold van Barlingen	2,520	14.19	9/2/2020
	2,520	19.38	5/15/2021
	2,520	14.54	7/24/2022
	2,520	28.75	4/29/2023
	7,500	49.00	12/21/2023
	7,500	46.10	5/31/2024

Total	25,080

Werner Cautreels	3,780	19.38	5/15/2021
	3,780	14.54	7/24/2022
	3,780	28.75	4/29/2023
	7,500	49.00	12/21/2023
	7,500	46.10	5/31/2024

Total	26,340

Howard Rowe	2,520	14.19	9/2/2020
	2,520	19.38	5/15/2021
	2,520	14.54	7/24/2022
	2,520	28.75	4/29/2023
	7,500	49.00	12/21/2023
	7,500	46.10	5/31/2024

Total	25,080

Katrine Bosley	7,500	19.38	5/15/2021
	2,520	14.54	7/24/2022
	2,520	28.75	4/29/2023
	7,500	49.00	12/21/2023
	7,500	46.10	5/31/2024

Total	27,540

Christine Mummery	7,500	49.00	12/21/2023
	7,500	46.10	5/31/2024

Total	15,000

Mary Kerr did not hold any warrants as of December 31, 2016.

No loans, quasi-loans or other guarantees were given to the non-executive directors during the year ended December 31, 2016.

Compensation of Members of the Executive Committee

The compensation of the members of our executive committee is determined by our board of directors based on the recommendations by our nomination and remuneration committee.

The remuneration of the members of our executive committee consists of different components:

•	Fixed remuneration: a basic fixed fee designed to fit responsibilities, relevant experience and competences, in line with market rates for equivalent positions. The amount of fixed remuneration is evaluated and determined by the board of directors every year, upon recommendation of the nomination and remuneration committee.

•	Variable remuneration (short-term and long-term): members of the executive committee may be entitled to a bonus, depending on the level of achievement of the criteria from the Senior Management Bonus Scheme (i.e., corporate objective for that year). The maximum bonus of the chief executive officer is set at 100% of his yearly fixed salary. The actual bonus of the chief executive officer is determined by our board of directors, upon recommendation of the nomination and remuneration committee, and is based on the achievement of corporate and individual objectives. The maximum aggregate bonus pot for the other members of the executive committee is set at 75% of their combined salaries. The actual bonuses of these executive officers are determined by our board of directors, upon recommendation of the nomination and remuneration committee, and are based on the achievement of corporate and individual objectives. In addition, exceptional special bonuses, outside the scope of the regular bonus schemes, can be considered by the board of directors, upon recommendation of the nomination and remuneration committee, in the event of and for exceptional achievements. For each year, 50% of this variable remuneration is paid in early January of the following year, and the other 50% is deferred for three years and is adjusted in light of the change of the company’s share price relative to the Euronext Next Biotech Index.

•	Incentive plan: warrants have been granted and may be granted in the future, to the members of the executive committee. For a description of the main characteristics of our warrant plans, see “—Warrant Plans” below.

•	Other: our pension, company car, tax advisory services and payments for invalidity and healthcare cover and other fringe benefits of non-material value.

No loans, quasi-loans or other guarantees were given to members of our executive committee during the year ended December 31, 2016.

The following table sets forth information regarding compensation earned by Onno van de Stolpe, our chief executive officer, during the year ended December 31, 2016.

Compensation (€)
Fixed remuneration (gross)	453,407.56
Variable remuneration (short-term)(1)	236,133.50
Variable remuneration (long-term)(2)	652,974.18
Pension/life	62,843.00
Other benefits	39,384.25
Total	1,444,742.49

(1)	50% of the performance bonus for the year 2016, paid in January 2017. The remaining 50% is deferred for three years and is adjusted in light of the change of our company’s share price relative to the Euronext Next Biotech Index.
(2)

The value of the 50% deferred part of the bonus awarded over 2013 was established at the end of 2016 and resulted in a payment in early January 2017 of an amount of €652,974.18 (a multiple of 4.01 of the deferred bonus, as a result of the share price performance over the period 2013–2016 as per the provisions of the Senior Management Bonus Scheme).

In addition, Mr. Van de Stolpe was granted (and accepted) 100,000 warrants under Warrant Plan 2016. The exercise price of these warrants is €46.10. These warrants are exercisable as from January 1, 2020.

The following table sets forth information concerning the aggregate compensation earned during the year ended December 31, 2016 by the other current members of our executive committee.

Compensation (€)
Fixed remuneration (gross)	838,435.00
Variable remuneration (short-term)(1)	336,913.00
Variable remuneration (long-term)(2)	521,192.63
Pension/life	164,711.91
Other benefits	45,695.00
Total	1,906,947.54

(1)	50% of the performance bonus for the year 2016, paid in January 2017. The remaining 50% is deferred for three years and is adjusted in light of the change of our company’s share price relative to the Euronext Next Biotech Index.
(2)	The value of the 50% deferred part of the bonus awarded over 2013 was established at the end of 2016 and resulted in a payment in early January 2017 of an amount of €521,192.63 (a multiple of 4.01 of the deferred bonus, as a result of the share price performance over the period 2013–2016 as per the provisions of the Senior Management Bonus Scheme).

In addition, the other members of the executive committee were granted (and accepted) an aggregate amount of 175,000 warrants under Warrant Plan 2016, with an exercise price of €46.10.

The table below provides an overview as of December 31, 2016 of the warrants held by the members of our executive committee.

	Warrant awards
Name	Number of ordinary shares underlying warrants	Warrant exercise price (€)	Warrant expiration date
Onno van de Stolpe	90,000	6.91	7/3/2018
	16,874	8.65	6/27/2020
	100,000	14.19	9/2/2020
	100,000	19.38	5/15/2021
	100,000	14.54	7/24/2022
	100,000	28.75	4/29/2023
	100,000	49.00	12/21/2023
	100,000	46.10	5/31/2024

Total	706,874

Other officers	25,000	6.76	2/1/2017
	12,500	8.60	12/14/2018
	30,000	8.65	6/27/2020
	77,500	5.60	6/25/2021
	35,000	11.55	4/26/2018
	50,000	9.95	5/22/2019
	70,000	14.19	9/2/2020
	50,000	19.38	5/15/2021
	80,000	14.54	7/24/2022
	150,000	11.93	10/13/2022
	75,000	28.75	4/29/2023
	140,000	49.00	12/21/2023
	175,000	46.10	5/31/2024

Total	970,000

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

Warrant Plans

We have established a number of warrant plans, under which we have granted warrants free of charge to the recipients, i.e., employees, directors and independent consultants of our company. For warrant plans issued prior to 2011, the warrants offered to the employees and independent consultants vest according to the following schedule: 10% of the warrants vest on the date of the grant; an additional 10% vest at the first anniversary of the grant; an additional 20% vest at the second anniversary of the grant; an additional 20% vest at the third anniversary of the grant; and an additional 40% vest at the end of the third calendar year following the grant. The warrants granted under warrant plans created from 2011 up to (and including) Warrant Plan 2016 and Warrant Plan 2016 RMV, with the exception of Warrant Plan 2015 (B) and Warrant Plan 2015 RMV, vest at the end of the third calendar year following the year of the grant, with no intermediate vesting. The warrants granted under Warrant Plan 2015 (B) and Warrant Plan 2015 RMV vest on the third anniversary of the notary deed enacting the acceptance of the warrants. The warrants offered to directors vest over a period of 36 months at a rate of 1/36th per month. Warrants cannot be exercised before the end of the third calendar year following the year of the grant, except for warrants granted under Warrant Plan 2015 (B) and Warrant Plan 2015 RMV, which become exercisable on the third anniversary of the notary deed enacting the acceptance of the warrants. Pursuant to a resolution adopted at the extraordinary general shareholders’ meeting held on May 23, 2011, a provision has been incorporated in the warrant plans, which provides that in the event of a change of control of our company, all outstanding warrants vest immediately and will be immediately exercisable.

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

Since 2002 until December 31, 2016, an aggregate of 8,514,467 warrants were granted. Of these 8,514,467 warrants:

•	147,112 warrants lapsed because they were not timely exercised by their beneficiaries;

•	1,188,433 warrants lapsed due to their beneficiaries no longer being employed by the company or because another condition for vesting was not met; and

•	3,712,515 warrants have been exercised.

As a result, as of December 31, 2016, there were 3,466,407 warrants outstanding which represent approximately 7.5% of the total number of all our issued and outstanding voting financial instruments.

The table below sets forth the details of all warrants granted under the warrant plans in force as per December 31, 2016, including the plan under which the warrants were granted, the offer date, exercise price, expiry date, number of warrants exercised, number of warrants voided and number of warrants outstanding. Aside from the warrants set forth in the below table, there are currently no other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase outstanding securities.

Warrant plan	Offer date	Exercise price (€)	Number of warrants granted	Number of warrants exercised	Number of warrants voided	Number of warrants still outstanding	Exercisable from	Expiry date
2002 Belgium	3/6/2002	4.00	553,705	423,698	130,007	—	1/1/2006	3/6/2010
	9/2/2002	4.00	27,125	14,150	12,975	—	1/1/2006	9/2/2010
	3/6/2003	4.00	5,250	1,287	3,963	—	1/1/2007	3/31/2007
	4/1/2003	4.00	7,500	7,500	—	—	1/1/2007	4/1/2011
	6/15/2004	4.00	2,000	2,000	—	—	1/1/2008	6/15/2012
	7/9/2004	4.00	31,250	31,250	—	—	1/1/2008	2/1/2017
	7/22/2004	4.00	7,500	—	7,500	—	1/1/2008	3/31/2008
	1/31/2005	6.76	159,375	90,000	44,375	25,000	1/1/2009	2/1/2017

Total			793,705	569,885	198,820	25,000

2005	7/4/2005	6.91	145,000	55,000	—	90,000	1/1/2009	7/3/2018
	11/23/2005	8.35	125,000	75,000	50,000	—	1/1/2009	11/22/2018
	12/15/2005	8.60	12,500	—	—	12,500	1/1/2009	12/14/2018
	2/13/2006	8.61	40,000	8,000	32,000	—	1/1/2010	3/31/2010
	2/13/2006	8.73	53,500	50,972	2,528	—	1/1/2010	3/31/2010
	11/22/2006	8.65	82,600	61,285	21,315	—	1/1/2010	11/21/2019

Total			458,600	250,257	105,843	102,500

2006 BNL	2/13/2006	8.61	112,953	100,662	12,291	—	1/1/2010	2/12/2019
	11/22/2006	8.65	87,090	16,450	70,640	—	1/1/2010	11/21/2019
	2/14/2007	9.57	102,900	9,170	93,730	—	1/1/2011	08/31/2011
	5/4/2007	9.22	17,500	10,000	—	7,500	1/1/2011	5/3/2020
	6/28/2007	8.65	735	—	—	735	1/1/2011	6/27/2020
	12/21/2007	7.12	25,110	12,121	11,939	1,050	1/1/2011	12/20/2020

Total			346,288	148,403	188,600	9,285

2006 UK	6/1/2006	8.70	302,191	230,963	71,228	—	1/1/2010	9/30/2014
	11/22/2006	8.65	13,965	11,907	2,058	—	1/1/2010	11/21/2014
	12/19/2006	9.18	77,700	31,885	45,815	—	1/1/2010	12/18/2014
	6/28/2007	8.43	30,585	20,085	10,500	—	1/1/2011	6/27/2015
	12/21/2007	7.25	945	945	—	—	1/1/2011	12/20/2015

Total			425,386	295,785	129,601	—

2007	6/28/2007	8.65	108,126	108,126	—	—	1/1/2011	6/27/2015
	6/28/2007	8.65	256,314	154,232	53,173	48,909	1/1/2011	6/27/2020

Total			364,440	262,358	53,173	48,909

2007 RMV	10/25/2007	8.65	108,850	66,300	4,900	37,650	1/1/2011	10/24/2020

Total			108,850	66,300	4,900	37,650

2008	6/26/2008	5.60	201,445	114,519	7,326	79,600	1/1/2012	6/25/2021

Total			201,445	114,519	7,326	79,600

Warrant plan	Offer date	Exercise price (€)	Number of warrants granted	Number of warrants exercised	Number of warrants voided	Number of warrants still outstanding	Exercisable from	Expiry date

2008 (B)	6/26/2008	5.60	57,500	50,000	7,500	—	1/1/2012	6/25/2013

Total			57,500	50,000	7,500	—

2009	4/1/2009	5.87	555,000	482,500	65,000	7,500	1/1/2013	3/31/2017

Total			555,000	482,500	65,000	7,500

2009 (B)	6/2/2009	7.09	135,100	131,670	3,430	—	1/1/2013	6/1/2014

Total			135,100	131,670	3,430	—

2010	4/27/2010	11.55	466,500	363,750	49,750	53,000	1/1/2014	4/26/2018
	4/27/2010	11.55	40,000	40,000	—	—	4/27/2014	4/26/2018

Total			506,500	403,750	49,750	53,000

2010 (B)	4/27/2010	11.55	195,040	190,108	4,932	—	1/1/2014	4/26/2015

Total			195,040	190,108	4,932	—

2010 (C)	12/23/2010	11.74	75,000	75,000	—	—	1/1/2014	12/22/2018

Total			75,000	75,000	—	—

2011	5/23/2011	9.95	561,500	375,000	129,000	57,500	1/1/2015	5/22/2019
	5/23/2011	9.95	57,500	48,400	7,500	1,600	5/23/2015	5/22/2019

Total			619,000	423,400	136,500	59,100

2011 (B)	5/23/2011	9.95	129,220	127,750	1,470	—	1/1/2015	5/22/2016

Total			129,220	127,750	1,470	—

2012	9/3/2012	14.19	448,640	110,830	103,150	234,660	1/1/2016	9/2/2020
	9/3/2012	14.19	32,500	10,000	10,000	12,500	9/3/2016	9/2/2020

Total			481,140	120,830	113,150	247,160

2013	5/16/2013	19.38	602,790	—	170,550	432,240	1/1/2017	5/15/2021

Total			602,790	—	170,550	432,240

2013 (B)	9/18/2013	15.18	75,000	—	45,000	30,000	1/1/2017	6/30/2017

Total			75,000	—	45,000	30,000

2014	7/25/2014	14.54	571,660	—	35,000	536,660	1/1/2018	7/24/2022

Total			571,660	—	35,000	536,660

2014 (B)	10/14/2014	11.93	150,000	—	—	150,000	1/1/2018	10/13/2022

Total			150,000	—	—	150,000

2015	4/30/2015	28.75	532,053	—	15,000	517,053	1/1/2019	4/29/2023

Total			532,053	—	15,000	517,053

2015 (B)	12/22/2015	49.00	399,000	—	—	399,000	03/02/2019	12/21/2023

Total			399,000	—	—	399,000

Warrant plan	Offer date	Exercise price (€)	Number of warrants granted	Number of warrants exercised	Number of warrants voided	Number of warrants still outstanding	Exercisable from	Expiry date

2015 RMV	12/22/2015	49.00	97,500	—	—	97,500	03/02/2019	12/21/2023

Total			97,500	—	—	97,500

2016	06/01/2016	46.1	514,250	—	—	514,250	01/01/2020	05/31/2024

Total			514,250	—	—	514,250

2016 RMV	06/01/2016	46.1	120,000	—	—	120,000	01/01/2020	05/31/2024

Total			120,000	—	—	120,000

Grand Total			8,514,467	3,712,515	1,335,545	3,466,407

C.	Board Practices.

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

Director Independence

As a foreign private issuer, under the listing requirements and rules of NASDAQ, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of NASDAQ and taking into account any applicable committee independence standards, Rajesh Parekh, Harrold van Barlingen, Werner Cautreels, Howard Rowe, Katrine Bosley, Christine Mummery and Mary Kerr are “independent directors.” In making such determination, our board of directors considered the relationships that each non-executive director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

The independence criteria under the applicable NASDAQ Stock Market Listing Rules differ from the independence criteria set forth in Article 526ter of the Belgian Companies Code. Under Article 526ter of the Belgian Companies Code, Werner Cautreels, Howard Rowe, Katrine Bosley, Christine Mummery and Mary Kerr are “independent directors.”

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

Board Committees

The board of directors has established an audit committee and a nomination and remuneration committee, which operate pursuant to the written terms of reference for each of the audit committee and the nomination and remuneration committee that are part of the corporate governance charter adopted by our board of directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Belgian Companies Code and the Belgian Corporate Governance Code, the Exchange Act, the exchange on which the ADSs are listed, and SEC rules and regulations, taking into account the differences set out below and the company’s status as a foreign private issuer.

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

As of December 31, 2016, we had 508 employees. Our employees in France and Croatia are represented by a labor union and/or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good. We have also engaged and may continue to engage independent contractors to assist us with our clinical project activities. At each date shown, we had the following employees (excluding certain employees of our service division that was sold in April 2014), broken out by department and geography:

	December 31,
	2014	2015	2016
Function:
Executive officers	4	4	4
Research	213	205	216
Development	38	53	88
Research services	102	102	116
Corporate and support	60	71	84

Total	417	435	508

Geography:
Leiden, the Netherlands	31	34	45
Mechelen, Belgium	138	151	189
Romainville, France	128	129	140
Zagreb, Croatia	120	121	134

Total	417	435	508

E.	Share Ownership.

For information regarding the share ownership of our directors and members of our executive committee, see “Item 6.B.—Compensation” and “Item 7.A.—Major Shareholders.”

Item 7	Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2017 for:

•	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each member of our board of directors;

•	our executive committee, excluding our chief executive officer, as a group; and

•	all members of our board of directors and executive committee as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 15, 2017. The percentage ownership information shown in the table is based upon 46,256,078 ordinary shares outstanding as of March 15, 2017.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares or ADSs, and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to warrants held by that person that are immediately exercisable or exercisable within 60 days of March 15, 2017. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, members of our executive committee and named beneficial owners are in care of Galapagos NV, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

	Shares beneficially owned
Name of beneficial owner	Number		Percentage
5% shareholders:
Gilead Sciences, Inc.	6,760,701	(1)(2)	14.62%
FMR LLC	4,616,982	(1)(3)	9.98%
Van Herk Investments B.V.	3,943,150	(1)(4)	8.52%

Directors and members of executive committee:
Rajesh Parekh, MA, DPhil	36,650	(5)	*
Onno van de Stolpe	785,163	(6)	1.69%
Werner Cautreels, Ph.D.	6,300	(7)	*
Harrold van Barlingen, Ph.D.	20,660	(8)	*
Howard Rowe, JD	5,040	(9)	*
Katrine Bosley	7,500	(10)	—
Christine Mummery, Ph.D.	454	(11)	*
Mary Kerr, Ph.D.	—		—
Executive committee excluding Onno van de Stolpe	385,352	(12)	*
All members of our board of directors and executive committee as a group (11 persons)	1,247,119	(13)	2.66%

(1)	At the time of the most recent transparency notification or filing of a statement of beneficial ownership with the SEC.
(2)	Consists of 6,760,701 shares held by Gilead Biopharmaceutics Ireland Unlimited Company, which is a direct subsidiary of Gilead Sciences, Inc., which has the sole voting and investment power with respect to these shares. The address of Gilead Sciences, Inc. is 1209 Orange Street, Wilmington, DE, 19801, United States of America.
(3)	Consists of 4,616,982 shares held by FMR LLC, based on the transparency notification received on October 7, 2016. The address of FMR LLC is 1209 Orange Street, Wilmington, DE, 19801, United States of America.
(4)	Consists of 3,943,150 shares held by Van Herk Investments B.V. Van Herk Private Equity Investments B.V. holds all shares in Van Herk Investments B.V. Adrianus van Herk holds all shares in Van Herk Private Equity Investments B.V. and has sole voting and investment power with respect to these shares. The address of Van Herk Investments B.V. is Lichtenauerlaan 30, 3062 ME Rotterdam, the Netherlands.
(5)	Consists of (i) 31,250 shares and (ii) 5,400 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2017.
(6)	Consists of (i) 478,289 shares and (ii) 306,874 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2017.
(7)	Consists of (i) 2,520 shares and (ii) 3,780 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2017.
(8)	Consists of (i) 15,620 shares and (ii) 5,040 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2017.
(9)	Consists of 5,040 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2017.
(10)	Consists of 7,500 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2017.
(11)	Consists of 454 shares.

(12)	Consists of (i) 35,352 shares and (ii) 350,000 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2017.
(13)	Includes 683,634 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2017.

Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our shares will have different voting rights from other holders of shares after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 15, 2017, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 36% of our outstanding ordinary shares were held in the United States by approximately 87 institutional holders of record, excluding Gilead Sciences, Inc., or Gilead. At such date, there were outstanding 9,686,518 ADSs, each representing one ordinary share, and in the aggregate representing 21% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

On January 28, 2016, we received a transparency notification from Wellington Management Group LLP, confirming that, as a result of the capital increase through which Gilead acquired 6,760,701 of our ordinary shares, its shareholding had passively decreased below the lowest 5% notification threshold of Galapagos NV’s voting rights. On March 1, 2016, we received a transparency notification from Johnson & Johnson, indicating that affiliates under its control sold 2,350,061 shares, as a result of which its shareholding decreased below the lowest 5% notification threshold of Galapagos NV’s voting rights. On July 20, 2016, we received a transparency notice from Federated Equity Management Company of Pennsylvania indicating that as a result of a sale of shares, its shareholding had decreased below the 5% notification threshold of Galapagos NV’s voting rights. On October 7, 2016, we received a transparency notice from FMR LLC indicating that, as a result of an acquisition of voting securities, affiliates under its control reached the 10% threshold of Galapagos NV’s voting rights. For information regarding the acquisition of 6,760,701 of our ordinary shares by Gilead in connection with its affiliate’s entry into an exclusive license and collaboration agreement relating to filgotinib, please see “Item 7.B.—Related Party Transactions” below.

B.	Related Party Transactions.

Since January 1, 2016, we have engaged in the following transactions with our directors, members of our executive committee and holders of more than 10% of our outstanding voting securities and their affiliates.

Transaction with Major Shareholder

On December 16, 2015, we signed an exclusive license and collaboration agreement to develop and commercialize filgotinib in multiple indications with Gilead Biopharmaceutics Ireland Unlimited Company. Under the terms of the collaboration, Gilead is primarily responsible for development and for seeking regulatory approval of the licensed product. We are required to use commercially reasonable efforts as requested by Gilead to assist Gilead with certain development activities. In addition, we agreed on a 20-80 cost split for development costs of the licensed product, i.e. we will bear 20% of all development costs. In the framework of the closing of the transaction on January 19, 2016, Gilead Biopharmaceutics Ireland Unlimited Company paid a license fee of $300 million (or €275.6 million) and made a $425 million (or €392 million) equity investment in our share capital by subscribing to new ordinary shares at an issue price of €58.00 per share, including issuance premium. This resulted in Gilead owning 6,760,701 ordinary shares, representing 14.75% of our outstanding share capital as of the date of the capital increase. Moreover, under the subscription agreement relating hereto, the parties agreed to a lock-up and standstill arrangement. In the year ended December 31, 2016, we received $60.0 million (or €55.1 million) in milestone payments from Gilead under this exclusive license and collaboration agreement.

We incurred €22.4 million in development costs for the development of filgotinib in collaboration with Gilead: these costs relate to the Phase 2b and Phase 3 trials and mainly consist of costs recharged by Gilead as we are co-funding 20% of the global development activities, as well as costs paid to CROs in conjunction with clinical trials, costs for production of the compound for clinical testing, and, to a smaller extent, personnel costs and consultancy costs. The reimbursement of research and development costs under the 20-80 cost split mechanism by Gilead to us amounted to €3.5 million for the year ended December 31, 2016. For further information on our exclusive license and collaboration agreement with Gilead, see the section of this annual report titled “Item 4.B.—Business Overview—Collaborations—Exclusive Collaboration Agreement with Gilead for Filgotinib.”

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

Agreements with Our Directors and Members of Executive Committee

Employment and Management Arrangements

Onno van de Stolpe

On March 1, 2002, we entered into a management agreement with Onno van de Stolpe for the position of Managing Director and Chief Executive Officer for an indefinite period. Effective March 1, 2011, Mr. Van de Stolpe’s management agreement with Galapagos NV was reduced from a full-time basis to a part-time basis, for approximately 40% of his time, at which time he entered into (1) an employment agreement with Galapagos B.V. on a part-time basis, for approximately 35% of his time, and (2) a management agreement with Galapagos SASU for approximately 25% of his time. Mr. Van de Stolpe currently receives (1) a base remuneration from Galapagos NV of €188,907 (including €18,859.44 in the form of pension contributions), (2) a base salary from Galapagos B.V. of €165,294 (including an 8% holiday bonus) and (3) a base salary from Galapagos SASU of €118,067.

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

Walid Abi-Saab

On October 26, 2016, Galapagos NV entered into a management agreement, subject to Belgian law, with Walid Abi-Saab for the position of Chief Medical Officer, starting March 1, 2017, for an indefinite period. Effective March 1, 2017, Mr. Abi-Saab’s management agreement with Galapagos NV was reduced from a full-time basis to a part-time basis, for approximately 95% of his time, and he entered into an employment agreement with Galapagos B.V. for approximately 5% of his time.

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

Consulting Arrangements

Parekh Enterprises Ltd

On August 1, 2005, we entered into a management agreement with Parekh Enterprises Ltd, duly represented by Rajesh Parekh, for the provision of consultancy services to the company consisting of the strategic positioning of our company, the evaluation of corporate transactions, the managing of relations with existing and potential investors and with stock markets and other matters of strategic importance for the company. This management agreement was terminated effective April 30, 2016. Parekh Enterprises Ltd received a fee of €20,263 for the provision of consultancy services during the first four months of 2016.

Director and Executive Committee Compensation

See the sections of this annual report in “Item 6.B.—Compensation” titled “—Compensation of Our Board of Directors” and “—Compensation of Members of the Executive Committee” for information regarding compensation of directors and members of our executive committee.

Equity Awards

Since January 1, 2016, we have granted warrants to certain of our directors and members of our executive committee.

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

C.	Interests of Experts and Counsel.

Not applicable.

Item 8	Financial Information

A.	Consolidated Statements and Other Financial Information.

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

On January 20, 2017, our board of directors conditionally issued up to 150,000 warrants (subject to acceptance by the beneficiary) within the framework of the authorized capital for the benefit of our chief medical officer under a new warrant plan: Warrant Plan 2016 (B). The warrants to be issued under Warrant Plan 2016 (B) have a term of eight years and an exercise price of €62.50.

On February 1, 2017, we announced the opening of an Investigational New Drug file with the U.S. Food and Drug Administration for GLPG2222, which triggered a $10 million milestone payment from our collaboration partner AbbVie.

On March 22, 2017, we announced the initiation of a Phase 1 trial with GLPG3067, triggering a $7.5 million milestone payment from AbbVie.

Item 9	The Offer and Listing.

A.	Offer and Listing Details.

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

NASDAQ

	Per ADS
Period	High	Low
Annual:
2015 (beginning May 14)	$65.54	$38.28
2016	$73.37	$37.03

Quarterly:
Second Quarter 2015 (beginning May 14)	$58.79	$44.36
Third Quarter 2015	$65.54	$38.28
Fourth Quarter 2015	$63.50	$39.03
First Quarter 2016	$61.69	$37.03
Second Quarter 2016	$61.02	$41.21
Third Quarter 2016	$73.37	$51.91
Fourth Quarter 2016	$67.56	$57.16
First Quarter 2017 (through March 17)	$82.14	$63.69

Month Ended:
September 2016	$73.37	$53.78
October 2016	$67.56	$59.93
November 2016	$62.65	$57.16
December 2016	$64.66	$57.86
January 2017	$70.10	$63.69
February 2017	$71.01	$65.78
March 2017 (through March 17)	$82.14	$70.51

Euronext Amsterdam

	Per Ordinary Share
Period	High	Low
Annual:
2012	€17.95	€9.75
2013	€20.70	€13.40
2014	€18.42	€10.00
2015	€60.55	€14.81
2016	€66.19	€32.50

Quarterly:
First Quarter 2015	€24.68	€14.81
Second Quarter 2015	€55.40	€22.00
Third Quarter 2015	€59.00	€31.15
Fourth Quarter 2015	€60.55	€34.54
First Quarter 2016	€57.68	€32.50
Second Quarter 2016	€53.70	€36.20
Third Quarter 2016	€66.19	€46.07
Fourth Quarter 2016	€62.16	€51.15
First Quarter 2017 (through March 17)	€76.15	€59.13

Month Ended:
September 2016	€66.19	€47.52
October 2016	€62.16	€54.84
November 2016	€58.21	€51.15
December 2016	€61.94	€53.84
January 2017	€66.95	€59.13
February 2017	€67.90	€60.41
March 2017 (through March 17)	€76.15	€65.00

On March 17, 2017, the last reported sale price of the ADSs on NASDAQ was $81.86 per ADS, and the last reported sale price of the ordinary shares on Euronext Amsterdam was €76.15 per share.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

The ADSs have been listed on NASDAQ under the symbol “GLPG” since May 14, 2015, and our ordinary shares have been listed on Euronext Amsterdam and Euronext Brussels under the symbol “GLPG” since May 6, 2005.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10	Additional Information.

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Belgian taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by such parties or intermediaries.

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

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate after the offering. Based on the foregoing, with respect to the 2016 taxable year and foreseeable future tax years, we do not anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

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

Dividend Withholding Tax

As a general rule, a withholding tax of 30% is levied on the gross amount of dividends paid on the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions.

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

In case of a redemption by us of our own shares represented by ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by the redeemed shares) will be treated as a dividend which in principle is subject to the withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. In case of a liquidation of our company, any amounts distributed in excess of the fiscal capital will also be treated as a dividend, and will in principle be subject to a 30% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

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

Additionally, pursuant to Belgian domestic tax law, dividends distributed to corporate Holders that qualify as a parent company will be exempt from Belgian withholding tax provided that the ADSs held by the Holder, upon payment or attribution of the dividends, amount to at least 10% of our share capital and are held or will be held during an uninterrupted period of at least one year, and provided the anti-abuse provision does not apply. A Holder qualifies as a parent company if it has a legal form similar to the ones listed in the annex to the EU Parent-Subsidiary Directive of July 23, 1990 (90/435/EC), if it is considered to be a tax resident according to the laws of the United States of America and the U.S.-Belgium Tax Treaty, and if it is subject to a tax similar to the Belgian corporate income tax without benefiting from a tax regime that derogates from the ordinary tax regime.

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

Dividends paid or attributable to a corporate Holder will under certain conditions be subject to a reduced 1.6995% withholding tax (5% of 33.99%), provided that the Holder has a legal form similar to the ones listed in Annex I, Part A to Council Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, as amended by the Council Directive of July 8, 2014 (2014/86/EU) and holds a share participation in our share capital, upon payment or attribution of the dividends, of less than 10% but with an acquisition value of at least EUR 2,500,000 and has held this share participation in full legal ownership during an uninterrupted period of at least one year.

The reduced 1.6995% withholding tax is only applied to the extent that the Belgian withholding tax cannot be credited nor reimbursed at the level of the qualifying, dividend receiving, Holder. The Holder must provide us or its paying agent with a certificate confirming its qualifying status and the fact that it meets the required conditions.

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to a U.S. pension fund which satisfies the following conditions:

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

Belgian Tax on Stock Exchange Transactions

A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of ADSs through a professional intermediary established in Belgium on the secondary market, so-called “secondary market transactions.” The tax is due from the transferor and the transferee separately. The applicable rate amounts to 0.27% with a cap of €1,600 per transaction and per party. Such tax is also due for transactions for which the order is directly or indirectly given by an individual with habitual abode in Belgium, or by a legal entity on account of its Belgian seat or establishment, to an intermediary established outside Belgium. In such case, this individual or legal entity should declare and pay the tax on stock exchange transactions due, unless if he can prove that it was already paid.

Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, ADSs in Belgium for their own account through a professional intermediary may be exempt from the stock market tax if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status, except in case they would be considered to have their habitual abode or their seat or establishment in Belgium.

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

No stock exchange tax will thus be due by Holders on the subscription, purchase or sale of ADSs, if the Holders are acting for their own account, except in case they would be considered to have their habitual abode or their seat or establishment in Belgium. In order to benefit from this exemption, the Holders must file with the professional intermediary in Belgium a sworn affidavit evidencing that they are non-residents for Belgian tax purposes.

Proposed Financial Transactions Tax

On February 14, 2013 the EU Commission adopted a Draft Directive on a common Financial Transaction Tax (the “FTT”). Earlier negotiations for a common transaction tax among all 28 EU Member States had failed. The current negotiations between Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (the Participating Member States) are seeking a compromise under “enhanced cooperation” rules, which require consensus from at least nine nations. Earlier Estonia dropped out of the negotiations by declaring it would not introduce the FTT.

The Draft Directive currently stipulates that once the FTT enters into force, the Participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of November 28, 2006 on the common system of value added tax). For Belgium, the tax on stock exchange transactions should thus be abolished once the FTT enters into force.

However, the Draft Directive on the FTT remains subject to negotiations between the Participating Member States. It may therefore be altered prior to any implementation, of which the eventual timing and outcome remains unclear. Additional EU Member States may decide to participate or drop out of the negotiations. If the number of Participating Member States would fall below nine, it would put an end to the legislative project.

In June 2016, the Participating Member States declared that they would continue their efforts in the second half of the year but since then the negotiating parties have not been successful in reaching an agreement.

Prospective investors should consult their own professional advisors in relation to the FTT.

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

You may also review a copy of this annual report, including exhibits and any schedule filed herewith, and obtain copies of such materials at prescribed rates, at the SEC’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website ( www.sec.gov ) that contains reports, proxy and information statements and other information regarding registrants, such as Galapagos NV, that file electronically with the SEC.

With respect to references made in this annual report to any contract or other document of Galapagos NV, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this annual report for copies of the actual contract or document.

I.	Subsidiary Information.

Not applicable.

Item 11	Quantitative and Qualitative Disclosures About Market Risk.

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

Liquidity Risk

Our consolidated balance sheet shows an amount of €112.3 million as incurred losses at the end of 2016. Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. We have no credit lines. Such forecasting is based on realistic assumptions with regards to milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

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

	December 31,
	2016	2015	2014
	(Euro, in thousands)
60–90 days	€170	€86	€17
90–120 days	—	—	—
More than 120 days	€54	€17	€45

Our cash and cash equivalents are invested primarily in savings and deposit accounts. Saving and deposit accounts generate a small amount of interest income. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted at the beginning of the term.

Interest Rate Risk

The only variable interest-bearing financial asset is cash and cash equivalents.

Changes in interest rates may cause variations in interest income and expenses resulting from short term interest-bearing assets. Management does not expect the short term interest rates to decrease significantly in the immediate foreseeable future, which limits the interest exposure on our cash and cash equivalents.

Effect of Interest Rate Fluctuation

A 100 basis point increase in interest rates at balance sheet date would have increased profit and loss by approximately €10 million (2015: €3 million); a 100 basis point decrease in interest rates would have decreased profit and loss by approximately €10 million (2015: €3 million).

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from various currency exposures. Our functional currency is euro, but we receive payments from our main business partners AbbVie and Gilead in U.S. dollars and acquire some consumables and materials in U.S. dollars, Swiss Francs, GB Pounds and Croatian Kuna.

To limit this risk, we attempt to align incoming and outgoing cash flows in currencies other than the euro. In addition, contracts closed by our different entities are mainly in the functional currencies of that entity, except for the alliance agreements signed with AbbVie and Gilead for which payments are denominated in U.S. dollars.

In order to further reduce this risk, a netting system was implemented in the course of 2012, which restrains intra-group payments between entities with a different functional currency.

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)
Net book value:
Increase in Euros - U.S. Dollars	€(16,863)	€506	€589
Increase in Euros - GB Pounds	130	164	138
Increase in Euros - CH Francs	165	169	181
Increase in Euros - HR Kunas	(95)	(50)	215
Increase in U.S. Dollars - GB Pounds	€(913)	€(907)	€(807)

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents held in U.S dollars.

Capital Risk Factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of cash-at-bank and in-hand and cash equivalents, financial debt (which as of December 31, 2016, consists of finance leases and advances from Oseo, a French public organization for innovation support, for €0.1 million), and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

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

Item 12	Description of Securities Other than Equity Securities.

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

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

PART II

Item 13	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Global Offering

In May 2015, we sold 5,746,000 ADSs, each representing one ordinary share, no nominal value, and 1,786,499 ordinary shares, in our global offering at a price of $42.05 per ADS and €37.00 per share, including the exercise in full by the underwriters of their option to purchase additional ADSs and ordinary shares, for aggregate gross proceeds to us of approximately €278.7 million. The net offering proceeds to us, after deducting underwriting discounts and commissions and offering expenses, were approximately €259.3 million. The offering commenced on May 6, 2015 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement, File No. 333-203435, for our global offering was May 13, 2015. Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Cowen and Company, LLC acted as joint book-running managers, and Nomura Securities International, Inc. and Bryan, Garnier & Co. acted as co-managers, of the global offering.

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

Item 15	Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2016. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of December 31, 2016, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed, under the supervision of the Chief

Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly, reflect transactions and dispositions of assets, provide reasonable assurance that transactions are recorded in the manner necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are only carried out in accordance with the authorization of our management and directors, and provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2016 was effective.

The effectiveness of internal control over financial reporting as of December 31, 2016 has been audited by Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA, our independent registered public accounting firm. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this annual report.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have not made any change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.	Controls and Procedures.

Not applicable.

Item 16	Reserved.

Not applicable.

Item 16A	Audit Committee Financial Expert.

Our board of directors has determined that Werner Cautreels is an audit committee financial expert as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the NASDAQ Stock Market. Dr. Cautreels is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the NASDAQ Stock Market.

Item 16B	Code of Business Conduct and Ethics.

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, members of our executive committee and directors. The Code of Conduct is available on our website at www.glpg.com . Our board of directors is responsible for administering the Code of Conduct and will be required to approve any waivers of the Code of Conduct for directors or members of our executive committee. Any waivers of the Code of Conduct for other employees may also be made by the compliance officer. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Item 16C	Principal Accountant Fees and Services.

Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA has served as our independent registered public accounting firm for 2015 and 2016. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended December 31,
	2016	2015
	(Euro, in thousands)
Audit fees	€515.0	€280.0
Audit-related fees	186.0	538.4
Tax fees	—	7.9
All other fees	—	—

Total	€701.0	€826.3

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. In 2015, “Audit Related Fees” also include fees billed for assurance and audit-related services regarding our global offering.

“Tax Fees” are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

“All Other Fees” are any additional amounts billed for products and services provided by the principal accountant. No other fees were paid to Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA for the fiscal years ended December 31, 2016 and 2015 .

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

Item 16D	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G	Corporate Governance.

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

Differences Between Our Corporate Governance Practices and the Listing Rules of the NASDAQ Stock Market

The following are the significant ways in which our corporate governance practices differ from those required for U.S. companies listed on NASDAQ:

•	Quorum At Shareholder Meetings. NASDAQ Stock Market Listing Rule 5620(c) requires that for any shareholders’ meeting, the quorum must be no less than 33 1/3 % of the outstanding ordinary shares. There is no quorum requirement under Belgian law for our shareholders’ meetings, except as provided for by law in relation to decisions regarding certain matters.

•	Committee. NASDAQ Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. NASDAQ Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to such composition requirements. Pursuant to Article 526quater of the Belgian Companies Code and the principles and guidelines of the Belgian Corporate Governance Code, we are required to set up a remuneration committee within our board of directors. In addition, the Belgian Corporate Governance Code provides that the board of directors should set up a nomination committee, which can be combined with the remuneration committee. Our board of directors has set up and appointed a nomination and remuneration committee.

•	Executive Session. NASDAQ Stock Market Listing Rule 5605(b)(2) requires that independent directors must have regularly scheduled meetings at which only independent directors are present. We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all, although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors when and if they wish to do so.

•	Charters. NASDAQ Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the board of directors must have a formal written charter. Pursuant to the Belgian Corporate Governance Code, our board of directors has drawn up a corporate governance charter including, amongst others, the internal rules of our committees.

•	Shareholder Approval for Certain Issuances of Securities. NASDAQ Stock Market Listing Rule 5635 requires that a company obtains shareholder approval prior to making certain issuances of securities. Pursuant to the Belgian Companies Code and subject to the conditions set forth therein and in our articles of association, our board of directors is allowed to issue shares through the use of authorized capital limited to the maximum amount of our share capital. The authorized capital may however not be used for (i) capital increases by contribution in kind exclusively reserved for one of our shareholders holding shares to which more than 10% of the voting rights are attached, (ii) the issuance of shares at a price lower than the accounting par value (fractiewaarde/pair comptable) of the then outstanding shares of the same class, or (iii) the issuance of warrants intended mainly for one or more specified persons other than our or our subsidiaries’ employees. Restrictions on the use of the authorized capital also exist in case a public take-over bid on us has been announced.

Item 16H	Mine Safety Disclosure.

Not applicable.

PART III

Item 17	Financial Statements.

See pages F-1 through F-71 of this annual report.

Item 18	Financial Statements.

Not applicable.

Item 19	Exhibits.

The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

Index to Financial Statements

FINANCIAL SECTION

Audited consolidated Financial Statements as of and for the years ended December 31, 2016, 2015 and 2014

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

21 March 2017

To the board of directors and shareholders of Galapagos NV and subsidiaries

We have audited the accompanying consolidated statements of financial position of Galapagos NV and its subsidiaries (the “Company”) as of 31 December 2016, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended 31 December 2016, 2015 and 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Galapagos NV and its subsidiaries as of 31 December 2016, 2015 and 2014, and the results of their operations, their comprehensive income, their changes in equity and their cash flows for each of the three years in the period ended 31 December 2016, 2015 and 2014, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of 31 December 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 21 March 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Zaventem, 21 March 2017

The statutory auditor

/s/ Gert Vanhees
DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL
Represented by Gert Vanhees

21 March 2017

To the board of directors and shareholders of Galapagos NV and subsidiaries

We have audited the internal control over financial reporting of Galapagos NV and its subsidiaries (the “Company”) as of 31 December 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying consolidated statements of financial position. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as of and for the year ended 31 December 2016 of the Company and our report dated 21 March 2017, expressed an unqualified opinion on those financial statements.

Zaventem, 21 March 2017

The statutory auditor

/s/ Gert Vanhees
DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL
Represented by Gert Vanhees

Consolidated Statement of Financial Position

	(Euro, in thousands)
	December 31,
	2016	2015	2014	Notes
Assets
Intangible assets	€1,023	€1,550	€2,015	12
Property, plant and equipment	14,961	13,782	10,091	13
Deferred tax assets	1,957	1,726	293	22
Non-current R&D incentives receivables	54,188	49,384	43,944	15
Non-current restricted cash	1,098	1,046	306	16
Other non-current assets	2,880	557	215	14

Non-currents assets	76,107	68,044	56,864

Inventories	300	325	281
Trade and other receivables	9,728	3,931	3,211	17
Current R&D incentives receivables	10,154	9,161	7,351	15
Cash and cash equivalents	973,241	340,314	187,712	18
Current restricted cash	6,570	6,857	10,422	16
Current financial asset from share subscription agreement	—	8,371	—	7
Other current assets	7,239	5,512	4,625	17

Current assets	1,007,232	374,470	213,603

Total assets	€1,083,338	€442,514	€270,467

Equity and liabilities
Share capital	€223,928	€185,399	€157,274	19
Share premium account	649,135	357,402	114,182	19
Other reserves	(1,000)	(18)	(220)	20
Translation differences	(1,090)	(467)	(1,157)	21
Accumulated losses	(112,272)	(177,317)	(63,944)

Total equity	758,701	364,999	206,135

Pension liabilities	3,520	2,693	2,865	29
Provisions	63	55	72	25
Finance lease liabilities	9	63	115	23
Other non-current liabilities	2,469	2,291	923	24
Non-current deferred income	214,785	—	—	24

Non-current liabilities	220,846	5,103	3,976

Provisions	—	—	105	25
Finance lease liabilities	54	52	52	23
Trade and other payables	31,269	29,482	30,007	24
Current tax payable	1,022	2,583	2,582	9
Accrued charges	619	490	585	24
Deferred income	70,827	39,806	27,026	24

Current liabilities	103,791	72,412	60,356

Total liabilities	324,637	77,515	64,332

Total equity and liabilities	€1,083,338	€442,514	€270,467

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Operations

	(Euro, in thousands, except share and per share data)
	Year Ended December 31,
	2016	2015	2014	Notes
Revenues	€129,519	€39,563	€69,368	4
Other income	22,093	21,017	20,653	4

Total revenues and other income	151,612	60,579	90,021

Service cost of sales
Research and development expenditure	(139,573)	(129,714)	(111,110)	5
General and administrative expenses	(21,744)	(19,127)	(13,875)	5
Sales and marketing expenses	(1,785)	(1,182)	(992)	5
Restructuring and integration costs	—	—	(669)	5

Total operating expenses	(163,103)	(150,023)	(126,646)

Operating loss	(11,491)	(89,444)	(36,624)

Fair value re-measurement of share subscription agreement	57,479	(30,632)	—	7
Other financial income	9,950	1,987	2,291	8
Other financial expenses	(1,692)	(1,539)	(867)	8

Income / loss (-) before tax	54,246	(119,627)	(35,201)

Income taxes	(235)	1,218	(2,103)	9

Net income / loss (-) from continuing operations	54,012	(118,410)	(37,303)

Net income from discontinued operations	—	—	70,514	10

Net income / loss (-)	€54,012	€(118,410)	€33,211	11

Net income / loss (-) attributable to:
Owners of the parent	54,012	(118,410)	33,211

Basic income / loss (-) per share	€1.18	€(3.32)	€1.10	11

Diluted income / loss (-) per share	€1.14	€(3.32)	€1.10

Basic income/ loss (-) per share from continuing operations	€1.18	€(3.32)	€(1.24)

Diluted income/ loss (-) per share from continuing operations	€1.14	€(3.32)	€(1.24)

Weighted average number of shares—Basic (in ‘000 shares)	45,696	35,700	30,108	11
Weighted average number of shares—Diluted (in ‘000 shares)	47,308	35,700	30,108

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Comprehensive Income

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)
Net income / loss (-)	€54,012	€(118,410)	€33,211

Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation	(583)	202	(267)
Items that may be reclassified subsequently to profit or loss:
Fair value adjustment of financial assets available for sale	(399)	—	—
Translation differences, arisen from translating foreign activities	(623)	690	460
Translation differences, arisen from the sale of service division	—	—	(1,787)

Other comprehensive income, net of income tax	(1,605)	892	(1,594)

Total comprehensive income attributable to:
Owners of the parent	€52,406	€(117,517)	€31,617

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total
On January 1, 2014	€154,542	€112,484	€170	€47	€(100,107)	€167,137

Net income	—	—	—	—	33,211	33,211
Other comprehensive income	—	—	(1,327)	(267)	—	(1,594)
Total comprehensive income	—	—	(1,327)	(267)	33,211	31,617
Share-based compensation	—	—	—	—	2,952	2,952
Exercise of warrants	2,732	1,698	—	—	—	4,430

On December 31, 2014	€157,274	€114,182	€(1,157)	€(220)	€(63,944)	€206,135

Net income	—	—	—	—	(118,410)	(118,410)
Other comprehensive income	—	—	690	202	—	892
Total comprehensive income	—	—	690	202	(118,410)	(117,517)
Share-based compensation	—	—	—	—	5,036	5,036
Issue of new shares	40,751	237,952	—	—	—	278,703
Share issue costs	(19,360)	—	—	—	—	(19,360)
Exercise of warrants	6,734	5,269	—	—	—	12,002

On December 31, 2015	€185,399	€357,402	€(467)	€(18)	€(177,317)	€364,999

Net income	—	—	—	—	54,012	54,012
Other comprehensive income	—	—	(623)	(982)	—	(1,605)
Total comprehensive income	—	—	(623)	(982)	54,012	52,406
Share-based compensation	—	—	—	—	11,034	11,034
Issue of new shares	36,575	289,696	—	—	—	326,271
Share issue costs	(269)	—	—	—	—	(269)
Exercise of warrants	2,223	2,037	—	—	—	4,261

On December 31, 2016	€223,928	€649,135	€(1,090)	€(1,000)	€(112,272)	€758,701

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows

	(Euro, in thousands)
	2016	2015	2014	Notes
Cash and cash equivalents at beginning of year	€340,314	€187,712	€138,175	18

Net income / loss (-)	54,012	(118,410)	33,211
Adjustments for:
Tax income (-) /expenses	235	(1,218)	2,337	9
Other net financial income	(8,258)	(448)	(1,841)	8
Fair value re-measurement of share subscription agreement	(57,479)	30,632	—	7
Depreciation of property, plant and equipment	3,322	2,372	3,582	13
Amortization of intangible fixed assets	860	1,030	1,067	12
Net realized gain / loss (-) on foreign exchange transactions	1,229	(398)	(261)
Share-based compensation	11,034	5,036	2,952	30
Increase / decrease (-) in provisions	7	(125)	27	25
Increase in pension liabilities	244	30	409	29
Gain on disposal of fixed assets	(14)	(62)	—
Gain on sale of service division	—	—	(67,508)	33

Operating cash flows before movements in working capital	5,192	(81,560)	(26,025)
Increase (-) / decrease in inventories	25	(44)	(32)
Increase in receivables	(12,978)	(7,220)	(10,110)	17
Increase / decrease (-) in payables	2,102	(39,508)	11,642	24
Increase / decrease (-) in deferred income	245,806	12,780	(51,953)	24

Cash generated / used (-) from operations	240,148	(115,553)	(76,479)
Interest paid	(47)	(49)	(113)
Interest received	1,066	1,106	951
Income taxes paid (-) / received	(1,763)	(94)	86

Net cash flows generated/used (-) in operating activities	239,403	(114,590)	(75,555)

Purchase of property, plant and equipment	(4,458)	(6,100)	(2,061)	13
Purchase of and expenditure in intangible fixed assets	(332)	(565)	(743)	12
Proceeds from disposal of intangible assets	18	110	—	12
Proceeds from disposal of property, plant and equipment	—	—	45	13
Disposals of subsidiaries, net of cash disposed	—	—	130,787	33
Increase (-) / decrease in restricted cash	235	2,258	(7,422)	16
Acquisition of available-for-sale financial assets	(2,750)	—	—	14

Net cash flows generated/used (-) in investing activities	(7,287)	(4,297)	120,606

Repayment of obligations under finance leases and other debts	(49)	(43)	(216)	23
Proceeds from capital and share premium increases, net of issue costs	391,784	259,410	—	19
Proceeds from capital and share premium increases from exercise of warrants	4,261	12,003	4,430	19

Net cash flows generated in financing activities	395,996	271,370	4,214

Effect of exchange rate differences on cash and cash equivalents	4,816	118	271

Increase in cash and cash equivalents	632,927	152,601	49,537

Cash and cash equivalents at end of year	€973,241	€340,314	€187,712	18

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

The components of the operating result for continuing operations presented in the financial statements include the following companies: Galapagos NV (Mechelen, Belgium); Galapagos SASU (Romainville, France); Galapagos B.V. (Leiden, the Netherlands); Fidelta d.o.o. (Zagreb, Croatia); BioFocus, Inc. and its subsidiaries, BioFocus DPI LLC, and Xenometrix, Inc.; BioFocus DPI AG (Basel, Switzerland) and its subsidiary Discovery Partners International GmbH (Heidelberg, Germany); and Inpharmatica Ltd. (Saffron Walden, UK).

Our continuing operations have around 508 employees working in the operating facilities in Mechelen (the Belgian headquarters), the Netherlands, France, and Croatia.

SERVICES

We sold our service division to Charles River Laboratories International, Inc. on April 1, 2014.

The legal entities that were sold as part of this transaction were BioFocus DPI (Holdings) Ltd., BioFocus DPI Ltd., Argenta Discovery 2009 Ltd. and Cangenix Ltd. Galapagos B.V. was not sold; its service division operations were carved out by means of an asset deal.

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

NEW STANDARDS AND INTERPRETATIONS APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2016

•	Amendments to IAS 1 Presentation of Financial Statements—Disclosure Initiative (applicable for annual periods beginning on or after 1 January 2016)

•	Amendments to IAS 16 and IAS 38 Property, Plant and Equipment and Intangible Assets—Clarification of Acceptable Methods of Depreciation and Amortization (applicable for annual periods beginning on or after 1 January 2016)

•	Amendments to IAS 19 Employee Benefits—Employee Contributions (applicable for annual periods beginning on or after 1 February 2015)

STANDARDS AND INTERPRETATIONS PUBLISHED, BUT NOT YET APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2016

•	IFRS 9 Financial Instruments and subsequent amendments (applicable for annual periods beginning on or after 1 January 2018)

•	IFRS 15 Revenue from Contracts with Customers (applicable for annual periods beginning on or after 1 January 2018)

•	IFRS 16 Leases (applicable for annual periods beginning on or after 1 January 2019, but not yet endorsed in the EU)

•	Improvements to IFRS (2014-2016) (applicable for annual periods beginning on or after 1 January 2017 or 2018, but not yet endorsed in the EU)

•	Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions (applicable for annual periods beginning on or after 1 January 2018, but not yet endorsed in the EU)

•	Amendments to IFRS 4 Insurance Contracts—Applying IFRS 9 Financial Instruments with IFRS 4 (applicable for annual periods beginning on or after 1 January 2018, but not yet endorsed in the EU)

•	Amendments to IAS 7 Statement of Cash Flows—Disclosure Initiative (applicable for annual periods beginning on or after 1 January 2017, but not yet endorsed in the EU)

•	Amendments to IAS 12 Income Taxes—Recognition of Deferred Tax Assets for Unrealized Losses (applicable for annual periods beginning on or after 1 January 2017, but not yet endorsed in the EU)

•	IFRIC 22 Foreign Currency Transactions and Advance Consideration (applicable for annual periods beginning on or after 1 January 2018, but not yet endorsed in the EU)

The new standards applicable did not have any impact on our financials.

Assessment of the impact of IFRS 15 Revenue from Contracts with Customers (applicable for annual periods beginning on or after January 1, 2018) on the revenue recognition of our current material license and collaboration agreements.

The IASB has issued IFRS 15 Revenue from Contracts with Customers, with an effective date of January 1, 2018. It was endorsed by the EU in third quarter of 2016.

The IASB issued clarifications to IFRS 15 Amendments to IFRS 15 - Clarifications to IFRS 15 Revenue from Contracts with Customers, with an effective date of January 1, 2018, currently awaiting EU endorsement. The clarifications address how to identify the performance obligations in a contract, how to determine whether a party involved in a transaction is a principal or an agent, how to determine whether a license provides the customer with a right to access or a right to use the entity’s intellectual property, and added practical expedients to the transition requirements of IFRS 15.

Entities will apply a five step model to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met.

The company is currently in process of reviewing all its research and development, license, and collaboration agreements to ascertain how IFRS 15 will impact the identification of performance obligations and the allocation of consideration to them. We performed preliminary qualitative assessments of the consequences of IFRS 15, which are however subject to change arising from a more detailed ongoing analysis.

1.	Identify the contracts

The substance of our current arrangements is that Galapagos is licensing its IP or selling its compounds to collaborative partner entities and providing research and development (“R&D”) services. Such activities result in a good or service that is an output of Galapagos’ ordinary activities.

We generate revenue through a number of these arrangements which include license fees, milestone payments, reimbursement income and future sales based milestones and sales based royalties.

Certain revenues from our current material licensing and collaboration agreements could be in the scope of IFRS 15.

2.	Identify performance obligations

We assessed that there could be one single combined performance obligation for certain arrangements in our material ongoing license and collaboration arrangements under the new standards of IFRS 15; the transfer of a license combined with performance of R&D services. This is because we could consider that the license has no stand-alone value without Galapagos being further involved in the R&D collaboration and that there is interdependence between the license and the R&D services to be provided. For certain arrangements, we could consider that there is a transformational relationship between the license and the R&D services to be delivered. We could estimate that the Galapagos’ activities during the R&D collaboration are going to significantly add to Intellectual Property (IP) and thereby the value of the programs.

3.	Determine the transaction price

We analyzed the transaction prices of our material ongoing license and collaboration agreements currently composed of upfront license fees, R&D milestones and cost reimbursements for R&D services being delivered. Sales based milestones and sales based royalties are part of certain of our arrangements but are not yet included in our revenues as our most advanced license and collaboration arrangement is entering into a late development phase. Transaction price must be re-assessed at each reporting periods under IFRS 15.

4.	Allocate the transaction price

An entity shall allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price. The transaction price of certain of our arrangements could be allocated to a single combined performance obligation when the transfer of a license is considered to be combined with performance of R&D services. R&D milestone payment is variable consideration that could be entirely allocated to a specific performance obligation or to a distinct good or service that forms part of a single performance obligation if certain criteria under IFRS 15 are met.

5.	Recognize revenue

Revenue from certain arrangements could be recognized as Galapagos satisfies a combined performance obligation.

Galapagos could recognize revenues allocated to a combined performance obligation over the estimated service period based on a pattern that reflects the transfer of the services. The revenues recognized would reflect the level of service each period. In this case, Galapagos would use an output model that considers estimates of the percentage of total R&D service costs that are completed each period compared to the total estimated services costs (% of completion method).

Milestone payments could be recognized in revenues entirely when achieved as we achieved a specific performance obligation or to a distinct good or service that forms part of a single performance obligation if certain criteria under IFRS 15 are met.

Costs reimbursements could be recognized in revenues when costs are incurred and agreed by the parties as Galapagos is acting as a principal in the scope of its stake of the R&D activities of its ongoing license and collaboration agreements.

Assessment of the impact of IFRS 15

As the company’s assessment of all contracts, potential performance obligations, and potential allocation of the revenue is still ongoing, the company is not able at this stage to provide a final estimate of the impact of IFRS 15 on its consolidated financial statements. The company plans to adopt IFRS 15 on the effective date.

Assessment of the impact of the implementation of IFRS 9 Financial Instruments and subsequent amendments (applicable for annual periods beginning on or after January 1, 2018) on our consolidated financial statements.

The IASB has issued IFRS 9 Financial Instruments, with an effective date of January 1, 2018, endorsed by the EU in the fourth quarter of 2016. IFRS 9 addresses the classification, measurement and de-recognition of financial assets and financial liabilities and introduces new rules for hedge accounting. The new standard also introduces expanded disclosure requirements and changes in presentation.

We performed a preliminary assessment evaluating the guidance to determine the potential impact on the consolidated financial statements.

Financial assets and financial liabilities are recognized on our balance sheet when we become a party to the contractual provisions of the instrument. Hedging and derivatives have never been used: we do not actively use currency derivatives to hedge planned future cash flows, nor do we make use of forward foreign exchange contracts. However, at year-end 2015 and until 19 January 2016, an embedded derivative existed under the terms of the Gilead contract (see note 7).

As of December 31, 2016, some equity instruments held by the group were classified as “available-for-sale”. The group applies IAS 39 for its equity instruments.

We performed a preliminary assessment of the impact of the implementation of the new standards of IFRS 9 on our current accounting policies under IAS 39, and primarily on the current accounting treatment applied for our available-for-sale financial assets.

All equity investments in scope of IFRS 9 are to be measured at fair value in the statement of financial position, with value changes recognized in profit or loss, except for those equity investments for which the entity has elected to present value changes in ‘other comprehensive income’. There is no ‘cost exception’ for unquoted equities.

‘Other comprehensive income’ option under IFRS 9

If an equity investment is not held for trading, an entity can make an irrevocable election at initial recognition to measure it at fair value through other comprehensive income with only dividend income recognized in profit or loss.

Assessment of the impact of IFRS 9

Galapagos’ preliminary assessment is that the coming new standards IFRS 9 Financial Instruments and subsequent amendments (applicable for annual periods beginning on or after January 1, 2018) should not have a material impact on our consolidated financial statements. The company plans to adopt IFRS 9 on the effective date.

IFRS 16 Leases

The IASB has issued IFRS 16 Leases (applicable for annual periods beginning on or after January 1, 2019) currently awaiting EU endorsement. The standard requires that all leases be recognized in the balance sheet with a corresponding lease liability, except for short term assets and minor assets. IFRS 16 required leased assets to be amortized over the lease term, and payments will be allocated between instalments on the lease obligation and interest expense, classified as financial items. In addition, the nature of the expenses related to those leases will change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right of the use assets and interest expense on lease liabilities.

We know that this new coming standard will have an impact on our consolidated financial statements in 2019 and we are currently evaluating the guidance to determine this impact. We plan to adopt IFRS 16 on the effective date.

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

Intellectual property, which comprises patents, licenses and rights, is measured internally at purchase cost and is amortized on a straight-line basis over the estimated useful life on the following bases:

•	Customer relationships: 1–10 years

•	In process technology: 3–5 years

•	Software & databases: 3–5 years

•	Brands, licenses, patents & know how: 5–15 years

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

•	Installation & machinery: 4–15 years

•	Furniture, fixtures & vehicles: 4–10 years

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

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized on our balance sheet when we become a party to the contractual provisions of the instrument. Hedging and derivatives have never been used: we do not actively use currency derivatives to hedge planned future cash flows, nor do we make use of forward foreign exchange contracts. However, at year-end 2015 and until January 19, 2016 an embedded derivative existed under the terms of the Gilead contract (see note 7).

Available-for-sale financial assets

The group applies IAS 39 for its equity instruments. At the time of purchase, management determines the financial instrument’s classification and reviews this classification at each reporting date. The classification depends on the purpose of acquiring the financial instrument. As of December 31, 2016, some financial instruments held by the group were classified as “available-for-sale”. These financial instruments are recognized or derecognized as of the date of settlement. Following their initial recognition, available-for-sale financial assets are measured at fair value, and any resulting gain or loss is reported directly in the revaluation reserve within equity until the financial instruments are sold, redeemed, otherwise disposed of or considered impaired, at which time the accumulated gain or loss is reported in profit and loss. Initial recognition at fair value is defined as the fair value of the consideration provided net of transaction costs. However, when investments in equity instruments do not have a quoted market price in an active market and the fair value cannot be reliably measured; those equity instruments are measured at cost.

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

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transaction. We are using monthly transaction rates based on the closing exchange rates of the foreign currencies on the last business day of the month preceding the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at closing rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

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

RECOGNITION OF EXPENSES LINKED TO CLINICAL TRIAL MILESTONES

We recognize expenses specifically linked to clinical trial milestones with regard to patient recruitment and patient treatment (i.e. completion), incurred in carrying out clinical trials, in line with actual patient recruitment or treatment at each period end, in reference to the milestone targets for patient recruitment or treatment.

This involves the calculation of clinical trial accruals at each period end, for which an estimation of the expected full clinical trial milestone cost is required, as well as the current stage of patient recruitment or treatment.

Clinical trials usually take place over extended time periods and typically involve a set-up phase, a recruitment phase and a completion phase which ends upon the receipt of a final report containing full statistical analysis of trial results. Accruals for patient recruitment and patient completion are prepared separately for each clinical trial in progress and take into consideration the stage of completion of each trial including the number of patients that have entered the trial and the number of patients that have been treated in the trial. In all cases, the full cost of each trial is expensed by the time the final report is received.

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

Reimbursement income

Cost reimbursements resulting from license and collaboration agreements with our commercial partners are recognized as reimbursement income in revenue as the related costs are incurred and upon agreement by the parties involved. The corresponding expenses are included in research and development expenditure.

Cost reimbursements from collaboration in which we share equally in the risks and benefits associated with development of a specific drug with a collaboration partner are recognized as decrease of the related incurred research and development expenditure.

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

b/ Defined benefit plans

For defined retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Re-measurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Re-measurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

•	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements)

•	Net interest expenses or income

•	Re-measurement

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

d/ Management bonus plan

The executive committee members, together with other senior managers, are eligible to receive bonuses under the Senior Management Bonus Scheme established in 2006. Pursuant to the rules of the Senior Management Bonus Scheme, 50% of the bonus is paid immediately around year-end and the payment of the remaining 50% is deferred for three years. The deferred 50% component is dependent on the Galapagos share price change relative to the Next Biotech Index (which tracks Euronext-listed biotech companies). The Galapagos share price and the Next Biotech Index at the start and end of the 3-year period is calculated by the average price over the preceding and last month of the 3-year period, respectively.

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

NET INCOME / LOSS PER SHARE

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

SEGMENT REPORTING

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of revenue and expenses that can be allocated on a reasonable basis to a segment. Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis; and do not include income tax items. We have only two segments.

3. Segment information

In 2015, the IFRS 8 threshold of 10% of the combined revenues, external and inter-segment, of all segments was met by the external and internal revenues reported by our fee-for-service business located in Croatia. Consequently, there were two reportable segments in 2015 and 2016, R&D and fee-for-service business.

In 2014, following the sale of the service division on April 1, 2014, the continuing operations related primarily to R&D activities. Consequently, there was one reportable segment as at December 31, 2014.

However, our fee-for-service business was presented separately for the year 2014 for comparison with the years 2015 and 2016.

Segment information for year 2016

(Euro, in thousands)

	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	121,616	7,903	—	129,519
Internal revenue	—	4,379	(4,379)	—
Other income	21,922	171	—	22,093

Revenues & other income	143,538	12,453	(4,379)	151,612

Segment result	1,138	(1,787)		(649)

Unallocated expenses(1)				(10,841)

Operating loss				(11,491)

Financial income(2)				65,737

Result before tax				54,246

Incomes taxes(2)				(235)

Net profit				54,012

(1)	The unallocated expenses of €10,841 thousand were composed of (a) €11,034 thousand of warrant costs; and (b) €193 thousand of reduced cost from the IAS19R reclassification of actuarial losses on long term defined post-employment benefit obligations, from profit or loss accounts to other comprehensive income. The above listed items are not presented to management in our management reporting as segment results, and are, therefore, presented on the line “unallocated expenses” in our segment reporting.
(2)	Cash and taxes are handled at group level and are therefore presented under unallocated (expenses) / income.

Segment information for year 2015

(Euro, in thousands)

	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	34,129	5,434	—	39,563
Internal revenue	—	5,459	(5,459)
Other income	20,778	238	—	21,017

Revenues & other income	54,907	11,131	(5,459)	60,579

Segment result	(82,024)	(2,690)		(84,713)

Unallocated expenses(1)				(4,731)

Operating loss				(89,444)

Financial (expenses)/income(2)				(30,184)

Result before tax				(119,627)

Incomes taxes(2)				1,218

Net loss				(118,410)

(1)	The unallocated expenses of €4,731 thousand were composed of (a) €5,036 thousand of warrant costs; (b) €507 thousand of decrease in depreciation cost triggered by an IFRS adjustment on the depreciation charges reported by Fidelta (Croatia) reflecting the expected useful lifetime following the purchase accounting of the acquisition of the Zagreb Research operations of GSK in 2010; and (c) €202 thousand of cost from the IAS19R reclassification of actuarial gains on long term defined post-employment benefit obligations, from profit or loss accounts to other comprehensive income. The above listed items are not presented to management in our management reporting as segment results, and are, therefore, presented on the line “unallocated expenses” in our segment reporting.
(2)	Cash and taxes are handled at group level and are therefore presented under unallocated (expenses) / income.

Segment information for the year 2014

(Euro, in thousands)

	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	65,642	3,726	—	69,368
Internal revenue	—	4,083	(4,083)	—
Other income	20,437	217	—	20,653

Revenues & other income	86,079	8,025	(4,083)	90,021

Segment result	(30,369)	(4,704)		(35,073)

Unallocated expenses(1)				(1,551)

Operating loss				(36,624)

Financial (expenses)/income(2)				1,424

Result before tax				(35,201)

Incomes taxes(2)				(2,103)

Net loss from continuing operations				(37,303)

Net income from discontinued operations				70,514

Net income				33,211

(1)	Unallocated expenses consisted mainly of expenses for warrant plans under IFRS 2.
(2)	Cash and taxes are handled at group level and are therefore presented under unallocated (expenses)/income.

Segment assets and liabilities are not information being provided to the chief operating decision maker on a recurring basis. This information is therefore not disclosed in our segment information.

GEOGRAPHICAL INFORMATION

In 2014, 2015 and 2016, our operations were located in Belgium, Croatia, France and the Netherlands.

In 2016 our top 10 customers represented 98% of the revenues. In 2015 our top 10 customers represents 97% of the revenues. In 2014 the continuing operations top 10 customers represents 98% of the revenues. Our client base in 2016, 2015 and 2014 included six of the top 20 pharmaceutical companies in the world.

Following table summarizes the revenues by destination of customer:

	Year Ended December 31,
	2016	2015	2014
	(Euro, in thousands)
United States	€88,628	€17,077	€31,100
Europe	40,884	22,446	38,169
Asia Pacific	6	40	100

Total	€129,519	€39,563	€69,368

Following table summarizes the revenues by major customers:

	Year ended December 31,
Spilt up of revenues by major customers	2016		2015		2014
	(Euro, in thousands)%		(Euro, in thousands)%		(Euro, in thousands)%
Gilead	87,813	68%	—	0%	—	0%
United States	87,813	68%	—	0%	—	0%
AbbVie	32,596	25%	29,870	75%	54,092	78%
Europe	32,596	25%	13,640	34%	24,054	35%
United States	—	0%	16,229	41%	30,038	43%
Janssen Pharmaceutica	243	0%	566	1%	8,662	12%
Europe	156	0%	112	0%	8,662	12%
United States	87	0%	454	1%	—	0%
Les Laboratoires Servier	265	0%	3,835	10%	2,095	3%
Europe	265	0%	3,835	10%	2,095	3%

Total revenues	120,917	93%	34,271	87%	64,849	93%

Following table summarizes the revenues of the continuing operations by destination:

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)
Galapagos NV (Belgium)	€121,703	€34,082	€65,448
Galapagos SASU (France)	84	25	108
Fidelta d.o.o. (Croatia)	7,732	5,440	3,726
Xenometrix, Inc. (United States)	—	16	86

Total revenues	€129,519	€39,563	€69,368

In 2016, we held €76 million of non-current assets (€68 million in 2015; €57 million in 2014) distributed as follows:

•	Belgium: €37 million (€30 million in 2015; €25 million in 2014)

•	France: €31 million (€29 million in 2015; €26 million in 2014)

•	Croatia: €4 million (€5 million in 2015; €4 million in 2014)

•	The Netherlands: €4 million (€4 million in 2015; €1 million in 2014)

The increase in non-current assets 2016 vs 2015 was mainly explained by the increase in non-current R&D incentives receivables (see note 15).

4. Total revenues and other income

REVENUES

The following table summarizes the revenues for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)
Recognition of non-refundable upfront payments	€30,257	€26,419	€45,838
Milestone payments	81,784	3,835	19,039
Reimbursement income	9,699	3,807	729
Other revenues	7,777	5,501	3,762

Total revenues	€129,519	€39,563	€69,368

Total revenues decreased by €29.8 million, or 43%, to €39.6 million for the year ended December 31, 2015, from €69.4 million for the year ended December 31, 2014. This decrease was mainly driven by lower recognition of non-refundable upfront payments and reduced milestone payments, as explained below.

•	Revenue from non-refundable upfront payments related to the deferred recognition of upfront payments received under the agreements with AbbVie, amounting to €111.6 million in 2012 and €49.6 million in 2013, which were amortized over a period ranging from 21 to 42 months, based on the estimated period of the involvement.

•	Milestone revenues and costs reimbursements decreased by €12.1 million, or 61%, to €7.6 million for the year ended December 31, 2015 compared to €19.8 million for the year ended December 31, 2014. This decrease was primarily related to fewer milestones achieved in 2015 compared to 2014 as a result of the increasing proprietary nature of the pipeline programs. For the year ended December 31, 2015 €2.2 million and €1.2 million of costs were reimbursed in relation with respectively the CF and Filgotinib collaboration agreements with AbbVie, and €3.8 million of milestones related to partnered programs with Servier were recognized.

•	Other revenues increased by €1.7 million, or 46%, to €5.5 million for the year ended December 31, 2015 compared to €3.8 million for the year ended December 31, 2014, principally due to higher revenues from fee-for-service activities.

Total revenues increased by €90.0 million, or 227%, to €129.5 million for the year ended December 31, 2016, from €39.6 million for the year ended December 31, 2015. This increase was mainly driven by a substantial increase in milestone payments, as explained below.

Revenue recognized in 2015 from upfront non-refundable payments related to the CF collaboration agreement with AbbVie signed in September 2013 and the contract signed with AbbVie in February 2012 for our filgotinib program (including the extension signed in March 2013). Those upfront payments were fully recognized into revenues by the end of August 2015.

In September 2015 AbbVie decided not to opt in, which ended the collaboration agreement regarding our filgotinib program and consequently the period of our involvement. There are no outstanding commitments for us regarding this terminated collaboration for our filgotinib program.

On December 16, 2015, we entered into a global collaboration with Gilead Sciences, Inc. for the development and commercialization of the JAK1-selective inhibitor filgotinib for inflammatory indications. On January 19, 2016, we completed the closing of the global collaboration agreement with Gilead, in the framework of which Gilead made a $425 million (or €392 million) equity investment in Galapagos NV by subscribing to new shares at a price of €58 per share, including issuance premium. This resulted in Gilead owning 6,760,701 ordinary shares of Galapagos NV, representing 14.75% percent of the then-outstanding share capital of Galapagos. We also received a license fee of $300 million. In addition, we are eligible for payments of up to $695 million in additional development and regulatory milestones and $600 million in sales milestones, with tiered royalties starting at 20% and a profit split in co-promotion territories. In 2016, $60 million of development milestones was already achieved and paid by Gilead. Furthermore, development costs of the licensed product will be split 20-80. As such Galapagos will support 20% of all development costs. As we do not expect to have a statutory taxable base in the foreseeable future, we did not recognize any additional deferred tax asset following the signing of this new collaboration.

The global collaboration with Gilead foresees continuous involvement from us, since we will perform certain R&D activities in the development phase of the filgotinib program; therefore, management assessed that the upfront payment of $300 million (or €275.6 million) received in January 2016 from Gilead should be spread as a function of the costs incurred for this program, applying the percentage of completion method. In the year ended December 31, 2016, €25.6 million revenues were recognized regarding this upfront payment.

In connection with the agreement with Gilead, we recognized a deferred income and an offsetting short-term financial asset (derivative) of €39 million upon signing of the share subscription agreement with Gilead, as required under IAS 39. We refer to note 7 for further details. The deferred income will be recognized in function of the costs incurred for this program, applying the percentage of completion method, along with the upfront payment. In the year ended December 31, 2016, €3.6 million revenues were recognized in the income statement.

In 2016, Galapagos signed a license agreement with ThromboGenics for an integrin antagonist (formerly GLPG0187), for which an upfront payment of €1 million was invoiced and fully recognized, as Galapagos has no further involvement or obligation in the contract.

The following table summarizes the upfront payments recognition for years ended December 31, 2016 and 2015.

Agreement	Upfront received	Upfront received		Date of receipt	Revenue recognized, year ended December 31, 2016	Revenue recognized, year ended December 31, 2015	Outstanding balance in deferred income as at December 31, 2016
	(USD, in thousands)	(Euro, in thousands)			(Euro, in thousands)
AbbVie collaboration agreement for CF	$45,000	€34,001		September 2013	—	€11,401	—
AbbVie collaboration agreement for RA and CD (filgotinib)	$150,000	€111,582		February 2012	—	€12,045	—
First amendment to AbbVie collaboration agreement for RA and CD (filgotinib)	$20,000	€15,619		March 2013	—	€2,973	—
Gilead collaboration agreement for filgotinib	$300,000	€275,558		January 2016	€25,621	—	€249,937
Gilead collaboration agreement for filgotinib	N.A.	€39,003	(*)	January 2016	€3,626	—	€35,376
ThromboGenics license agreement for integrin antagonists	N.A.	€1,000		April 2016	€1,000	—	—
Sirion Biotech license agreement for RNA interference (RNAi) technologies	N.A.	€10		June 2016	€10	—	—

Total recognition of non-refundable upfront payments					€30,257	€26,419	€285,314

(*)	deferred income of €39 million booked upon signing of the share subscription agreement with Gilead as required under IAS 39

Milestone revenues increased substantially by €77.9 million to €81.8 million for the year ended December 31, 2016 compared to €3.8 million for the year ended December 31, 2015. Milestones in 2016 related to the filgotinib program with Gilead in CD and UC, and the CF program with AbbVie.

Reimbursement income increased by €5.9 million or 155%, to €9.7 million for the year ended December 31, 2016 compared to €3.8 million for the year ended December 31, 2015, due to higher reimbursements in relation with the CF program with AbbVie and the filgotinib program with Gilead (which was partnered with AbbVie in 2015). The reimbursement of certain research and development costs related to the development work under the Galapagos’ collaboration agreements amounted to €5.9 million for our CF program with AbbVie and €3.5 million for our filgotinib program with Gilead for the year ended December 31, 2016.

Other revenues increased by €2.3 million, or 41%, to €7.8 million for the year ended December 31, 2016 compared to €5.5 million for the year ended December 31, 2015, principally due to higher revenues from fee-for-service activities.

OTHER INCOME

The following table summarizes other income for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)
Grant income	€2,329	€3,095	€5,646
Other income	19,764	17,922	15,008

Total other income	€22,093	€21,017	€20,653

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

The decrease in grant income was compensated by an increase in other income of €2.9 million, or 19%, from €15.0 million for the year ended December 31, 2014 to €17.9 million for the year ended December 31, 2015. Other income was primarily composed of:

•	Income from an innovation incentive system of the French government, which represented €8.7 million of other income for the year ended December 31, 2015 compared to €7.8 million for the year ended December 31, 2014

•	Income from Belgian R&D incentives with regard to incurred R&D expenses, which represented €5.3 million of other income for the year ended December 31, 2015 compared to €4.3 million for the year ended December 31, 2014

•	Tax rebates on payroll withholding taxes of R&D personnel in Belgium and the Netherlands, representing €3.0 million of other income for the year ended December 31, 2015 compared to €2.4 million for the year ended December 31, 2014.

Total other income was composed of grant income and other income and increased by €1.1 million, or 5%, from €21.0 million for the year ended December 31, 2015 to €22.1 million for the year ended December 31, 2016.

Grant income decreased by €0.8 million, or 25%, from €3.1 million for the year ended December 31, 2015 to €2.3 million for the year ended December 31, 2016. The majority of this grant income is related to grants from a Flemish agency, representing approximately 88% of all reported grant income in 2016 (2015: 94%). In many cases these carry clauses which require us to maintain a presence in the same region for a number of years and invest according to pre-agreed budgets.

The decrease in grant income was more than offset by an increase in other income of €1.8 million, or 10%, from €17.9 million for the year ended December 31, 2015 to €19.8 million for the year ended December 31, 2016. Other income was primarily composed of:

•	Income from an innovation incentive system of the French government, which represented €9.5 million of other income for the year ended December 31, 2016 compared to €8.7 million for the year ended December 31, 2015

•	Income from Belgian R&D incentives with regard to incurred R&D expenses, which represented €5.8 million of other income for the year ended December 31, 2016 compared to €5.3 million for the year ended December 31, 2015

•	Tax rebates on payroll withholding taxes of R&D personnel in Belgium and the Netherlands, representing €3.8 million of other income for the year ended December 31, 2016 compared to €3.0 million for the year ended December 31, 2015

5. Operating costs

Operating result has been calculated after charging (-) / crediting:

RESEARCH AND DEVELOPMENT EXPENDITURE

The following table summarizes research and development expenditure for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)
Personnel costs	€(42,315)	€(35,875)	€(31,038)
Subcontracting	(65,649)	(65,883)	(54,293)
Disposables and lab fees and premises costs	(20,414)	(18,696)	(16,830)
Other operating expenses	(11,196)	(9,260)	(8,949)

Total R&D expenditure	€(139,573)	€(129,714)	€(111,110)

R&D expenditure increased by €18.6 million, or 17%, to €129.7 million for the year ended December 31, 2015, from €111.1 million for the year ended December 31, 2014. This increase was principally due to:

•	Increased R&D personnel costs of €4.8 million, or 16%, from €31.0 million for the year ended December 31, 2014 to €35.9 million for the year ended December 31, 2015, which was explained by an enlarged workforce, higher warrant costs and a higher payable for short-term and long-term management bonus, mainly as a result of the evolution of our share price change relative to the Next Biotech Index on Euronext.

•	Increased subcontracting costs of €11.6 million, or 21%, from €54.3 million for the year ended December 31, 2014 to €65.9 million for the year ended December 31, 2015. This cost increase was mainly driven by increased subcontracting costs of €8.4 million for the CF collaboration with AbbVie and to a lesser extent by the increase of €4.2 million in subcontracting costs for our other partnered and internal programs.

•	Intensified use of lab consumables was the main driver of the increase in disposables, lab fees and premises costs of €1.9 million, or 11%, from €16.8 million for the year ended December 31, 2014 to €18.7 million for the year ended December 31, 2015

•	Other operating expenses slightly increased by €0.3 million, or 3%, from €8.9 million for the year ended December 31, 2014 to €9.3 million for the year ended December 31, 2015.

R&D expenditure increased by €9.9 million, or 8%, to €139.6 million for the year ended December 31, 2016, from €129.7 million for the year ended December 31, 2015. This increase was principally due to:

•	Increased R&D personnel costs of €6.4 million, or 18%, from €35.9 million for the year ended December 31, 2015 to €42.3 million for the year ended December 31, 2016, which was explained by an enlarged workforce, higher warrant costs and a higher payable for short term and long term management bonus, mainly as a result of the increase of our share price change relative to the Next Biotech Index on Euronext

•	Intensified use of lab consumables was the main driver of the increase in disposables, lab fees and premises costs of €1.7 million, or 9%, from €18.7 million for the year ended December 31, 2015 to €20.4 million for the year ended December 31, 2016

•	Other operating expenses increased by €1.9 million, or 21%, from €9.3 million for the year ended December 31, 2015 to €11.2 million for the year ended December 31, 2016, primarily due to an increase in depreciation of €1.0 million.

Subcontracting costs were relatively stable and decreased slightly by €0.2 million, or 0.4%, from €65.9 million for the year ended December 31, 2015 to €65.6 million for the year ended December 31, 2016.

The table below summarizes our research and development expenditure for the years ended December 31, 2016, 2015 and 2014, broken down by research and development expenses under alliance and own funded research and development expenses. All filgotinib costs (both costs incurred in the period under alliance (with AbbVie) and costs incurred after AbbVie’s opt-out decision in September 2015) are presented as “R&D under alliance” or as “partnered” in the tables in this section for the year ended December 31, 2015, as a new alliance was signed in December 2015 with Gilead for this program.

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)
R&D under alliance	€(71,980)	€(80,832)	€(76,297)
Galapagos funded R&D	(67,593)	(48,882)	(34,813)

Total R&D expenditure	€(139,573)	€(129,714)	€(111,110)

All research and development expenditures are tracked against detailed budgets and allocated by individual project. The table below summarizes our research and development expenditure for the years ended December 31, 2016, 2015 and 2014, broken down by program.

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)
Filgotinib program (partnered)	€(22,376)	(35,404)	€(33,843)
CF program (partnered)	(31,203)	(25,634)	(14,894)
IPF program on GLPG1690 (proprietary)	(7,129)	(4,612)	(4,592)
OA program on GLPG1972 (partnered)	(6,538)	(5,832)	(801)
AtD program on MOR106 (partnered)	(3,491)	(4,651)	(894)
Other	(68,836)	(53,582)	(56,086)

Total R&D expenditure	€(139,573)	€(129,714)	€(111,110)

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

R&D expenditure under alliance decreased by €8.9 million, or 11%, from €80.8 million for the year ended December 31, 2015 to €72.0 million for the year ended December 31, 2016, mainly due to decreased R&D spending in our RA and IBD program on filgotinib (partnered with AbbVie in 2015 and partnered with Gilead in 2016), which has been partially offset by increased R&D spending on our CF program in collaboration with AbbVie. We increased our investments in our own funded portfolio by €18.7 million, or 38%, from €48.9 million for the year ended December 31, 2015 to €67.6 million for the year ended December 31, 2016, primarily because of intensified research investments in our proprietary programs on inflammation, HBV and fibrosis, as well as increased spending on our proprietary IPF program GLPG1690.

GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the general and administrative expenses for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)
Personnel costs and directors fees	€(15,160)	€(12,739)	€(8,087)
Other operating expenses	(6,584)	(6,388)	(5,788)

Total general and administrative expenses	€(21,744)	€(19,127)	€(13,875)

General and administrative expenses increased by €5.2 million, or 38%, to €19.1 million for the year ended December 31, 2015. This increase was principally due to personnel costs and directors fees, which increased by €4.6 million, or 58%, from €8.1 million for the year ended December 31, 2014 to €12.7 million for the year ended December 31, 2015, resulting from various effects, such as increased costs of share-based payments plans (warrant plans) and increased payables for short- and long-term management bonus, mainly as a result of the evolution of our share price change relative to the Next Biotech Index on Euronext. In addition, other operating expenses increased by €0.6 million, or 10%, from €5.8 million for the year ended December 31, 2014 to €6.4 million for the year ended December 31, 2015, mainly due to higher professional fees.

General and administrative expenses amounted to €19.1 million for the year ended December 31, 2015 and increased by €2.6 million, or 14%, to €21.7 million for the year ended December 31, 2016. This increase was principally due to directors fees, which increased by €2.7 million, or 116%, from €2.4 million for the year ended December 31, 2015 to €5.1 million for the year ended December 31, 2016, resulting from various effects, such as increased costs of share-based payments plans (our warrant plans) and increased payables for short and long term management bonus, mainly as a result of the increase of our share price change relative to the Next Biotech Index on Euronext.

SALES AND MARKETING EXPENSES

The following table summarizes the sales and marketing expenses for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)
Personnel costs	€(1,167)	€(785)	€(579)
Other operating expenses	(618)	(397)	€(412)

Total sales and marketing expenses	€(1,785)	€(1,182)	€(992)

Sales and marketing expenses increased by €0.2 million, or 19%, from €1.0 million for the year ended December 31, 2014, to €1.2 million for the year ended December 31, 2015.

Sales and marketing expenses increased by €0.6 million, or 51%, from €1.2 million for the year ended December 31, 2015 to €1.8 million for the year ended December 31, 2016.

RESTRUCTURING COSTS

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)
Restructuring costs	€—	€—	€(669)

Total restructuring and integration costs	€—	€—	€(669)

The restructuring and integration costs amounted to €0.7 million for the year ended December 31, 2014 and were entirely related to workforce reductions within certain of the R&D operations.

6. Staff costs

The following table illustrates the personnel costs of the continuing operations for the years 2016, 2015 and 2014.

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)
Wages and salaries	€(34,857)	€(33,676)	€(26,891)
Social security costs	(7,328)	(7,328)	(7,468)
Pension costs	(1,728)	(1,456)	(1,454)
Other personnel costs	(9,617)	(4,574)	(2,635)

Total personnel costs	€(53,530)	€(47,034)	€(38,447)

The other personnel costs mainly related to costs for warrants granted of €6.6 million (2015: €2.9 million). For the costs of warrants granted, see note 30.

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

The decrease in the fair value of the financial asset resulting from the increase in the Galapagos share price between signing of the subscription agreement and December 31, 2015 resulted in a negative, non-cash fair value charge of €30.6 million in the financial results. The subsequent increase in the fair value of the financial asset resulting from the decrease in our share price between January 1st, 2016 and January 19, 2016 resulted in a positive non-cash gain of €57.5 million in the financial result of 2016.

On January 19, 2016, the value of the financial asset at maturity amounted to €65.9 million, reflecting the share premium that Gilead paid above our closing share price on the day of the capital increase. This amount was composed of (1) the initial measurement on the day of entering into the share subscription agreement for an amount of €39 million which was reported in deferred income and (2) the subsequent re-measurements of the financial asset, reported as financial result under IAS 39: €30.6 million fair value loss reported in the year 2015 and €57.5 million fair value gain reported in the year 2016, together a net fair value gain of €26.8 million. This financial asset expired on the effective date of the share subscription agreement and was derecognized through the share premium account.

8. Other financial income / expenses

The following table summarizes other financial income and expense for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)
Other financial income:
Interest on bank deposit	€1,614	€1,246	€1,155
Effect of discounting long term R&D incentives receivables	99	99	920
Currency exchange gain	8,150	636	198
Other finance income	87	7	17

Total other financial income	9,950	1,987	2,291

Other financial expenses:
Interest expenses	(47)	(46)	(110)
Currency exchange loss	(1,453)	(1,310)	(652)
Other finance charges	(191)	(182)	(105)

Total other financial expense	(1,692)	(1,539)	(867)

Total other net financial income	€8,257	€448	€1,424

Other finance income decreased slightly by €0.3 million, or 13%, to €2.0 million for the year ended December 31, 2015. The decrease in the effect of discounting long-term R&D incentives receivables (-€0.8 million) was partly compensated by an increase in currency exchange gains (+ €0.4 million).

Other financial income increased significantly by €8.0 million, or 401%, from €2.0 million for the year ended December 31, 2015 to €10.0 million for the year ended December 31, 2016. The increase primarily related to an exchange gain of €4.8 million on deposits held in U.S. dollar and exchange gains of €2.0 million realized on milestone payments from AbbVie and Gilead in U.S. dollar.

Other finance expense increased by €0.6 million, or 77% to €1.5 million for the year ended December 31, 2015. Net exchange loss amounted to €0.7 million for the year ended December 31, 2015, as compared to €0.5 million for the year ended December 31, 2014.

Other financial expenses increased by €0.2 million, or 10% from €1.5 million for the year ended December 31, 2015 to €1.7 million for the year ended December 31, 2016. Net exchange profit amounts to €6.7 million for the year ended December 31, 2016, compared to a net exchange loss of €0.7 million for the year ended December 31, 2015.

Interest expenses were related to interests paid on financial lease.

9. Taxes

INCOME TAXES RELATING TO CONTINUING OPERATIONS

The following table summarizes the income tax recognized in profit or loss for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
Taxes recognized in profit or loss	2016	2015	2014
	(Euro, in thousands)
Continuing operations:
Current tax	€(466)	€(215)	€(2,396)
Deferred tax	231	1,433	293

Total continuing operations	(235)	1,218	(2,103)

Discontinued operations:
Current tax	—	—	€(437)
Deferred tax	—	—	203

Total discontinued operations	—	—	(234)

Total taxes	€(235)	€1,218	€(2,337)

Current tax amounted to €0.5 million for the year ended December 31, 2016 and €0.2 million for the year ended December 31, 2015 and was related to taxes for subsidiaries operating on cost plus basis. Current tax recorded in 2014 for an amount of €2.4 million related to a tax provision for subsidiaries operating under cost plus transfer pricing arrangements, triggered by a tax audit.

Deferred tax income of €0.2 million for the year ended December 31, 2016, €1.4 million for the year ended December 31, 2015 and €0.3 million for the year ended December 31, 2014 related to subsidiaries working on a cost plus basis.

TAX LIABILITIES

The below table illustrates the tax liabilities related captions in the balance sheet on December 31, 2016, 2015 and 2014.

	December 31,
	2016	2015	2014
	(Euro, in thousands)
Current tax payable	€1,022	€2,583	€2,582

Total tax liabilities	€1,022	€2,583	€2,582

On December 31, 2015 and 2014, tax liabilities included €2.6 million primarily related to the recognition of tax liabilities for two subsidiaries operating on a cost plus basis. This amount was partly due to a tax audit on the years 2008 to 2011 and underlying proposed tax adjustment amounting to €1.9 million in cash and decrease of our tax losses carried forward for €19.5 million. A liability was recognized in 2014 considering this claim and the potential risk, partly under current tax liability for €1.3 million and partly as a decrease of the R&D incentives receivables for €0.6 million. The tax adjustment was settled in cash in the fourth quarter of 2016. However, discussions are still ongoing with regard to this claim.

In addition, taxes on gain on the sale of the service division in 2014 were included in the tax liabilities on December 31, 2015 for €0.4 million and were paid in 2016.

On December 31, 2016, €1.0 million of tax liabilities were primarily related to two of our subsidiaries operating on a cost plus basis.

Corporation tax was calculated at 34% (2015 and 2014: 34%)—which is the tax rate applied in Belgium—on the estimated assessable profit for the year. The applied tax rate for other territorial jurisdictions was the tax rate that is applicable in these respective territorial jurisdictions on the estimated taxable result of the accounting year.

	Year ended December 31,
	2016		2015		2014
	(Euro, in thousands)
The tax of the year can be reconciled to the accounting result as follows:
Income / loss (-) before tax from continuing operations	€54,246		€(119,627)		€(35,201)
Income before tax from discontinued operations	—	%		%	70,748

Income/ loss (-) before tax	54,246	34	(119,627)	34	35,548

Income tax debit / credit (-), calculated using the Belgian statutory tax rate on the accounting income / loss (-) before tax (theoretical)	18,438		(40,661)		12,083

Tax expenses / income (-) in income statement (effective) from continuing operations	235		(1,218)		2,103
Tax expenses in income statement (effective) from discontinued operations	—		—		234

Tax expenses / income (-) in income statement (effective)	235		(1,218)		2,337

Difference in tax expense / income to explain	€(18,203)		€39,444		€(9,746)

Effect of tax rates in other jurisdictions	€163		€328		€6
Effect of non taxable revenues	(27,399)		(5,934)		(41,249)
Effect of consolidation entry without tax impact	2		57		12,786
Effect of non tax deductible expenses	4,387		12,378		1,459
Effect of recognition of previously non recognized deferred tax assets	(421)		(1,307)		(293)
Effect of change in tax rates	—		—		(165)
Effect of tax losses (utilized) reversed	(655)		(597)		(1,549)
Effect from under or over provisions in prior periods	—		58		2,144
Effect of non recognition of deferred tax assets	5,720		34,783		17,688
Effect of R&D tax credit claims	—		(322)		(572)

Total explanations	€(18,203)		€39,444		€(9,746)

The main difference between the theoretical tax and the effective tax for the years 2016 and 2015 was primarily explained by the unrecognized deferred tax assets on tax losses carried forward for which we conservatively assess that it is not likely that these will be realized in the foreseeable future

The main difference between the theoretical tax and the effective tax for the year 2014 was primarily explained by low capital gain tax (less than 1%) under Belgian tax law, on the gain on sale of the service division (see line non-taxable revenues and effect of consolidation entries), and by the unrecognized deferred tax assets on tax losses carried forward.

Non-taxable revenues for the years ended December 31, 2014, 2015 and 2016 related to non-taxable subsidies and tax credits. Non-taxable revenues in 2016 also included the financial profit related to the fair value re-measurement of the share subscription agreement.

10. Discontinued operations

The following table summarizes the results from discontinued operations for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands, except share and per share data)
Service revenues			€17,502
Other income			669

Total revenues and other income			18,171

Services cost of sales			(11,283)
General and administrative expenses			(3,772)
Sales and marketing expenses			(255)
Restructuring and integration costs			(38)
Loss on divestment			—
Gain on sale of service division			67,508

Operating income			70,331

Finance income / expense (-)			417

Income before tax			70,748

Income taxes			(234)

Net income from discontinued operations			€70,514

Basic and diluted income per share from discontinued operations			€2.34

Weighted average number of shares (in ‘000 shares)			30,108

The service division was sold on April 1, 2014. The above table illustrates the results of the discontinued operations included in the consolidated results of operations for the years ended December 31, 2016, 2015 and 2014. For the year ended December 31, 2014, results only relate to the period from January 1, 2014 through the disposal on April 1, 2014.

Net income amounting to €70.5 million in 2014 was mainly driven by the €67.5 million gain on disposal of the service division.

Cash flows from discontinued operations can be summarized as follows:

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)
Net cash flows used in operating activities	—	—	€(1,722)
Net cash flows generated in investing activities	—	—	122,580
Net cash flows generated/ used (-) in financing activities	—	—	—

Net cash generated	€—	€—	€120,858

11. Result per share

Basic result per share is calculated by dividing the net result attributable to shareholders by the weighted average number of ordinary shares issued during the year.

Diluted result per share is calculated based on the weighted average number of shares (diluted) also considering outstanding warrants, for which our average share price of the year was higher than the exercise price.

Income / loss per share

	Year ended December 31,
	2016	2015	2014
Income/ loss per share:
Result for the purpose of basic income / loss (-) per share (thousands €)	€54,012	€(118,410)	€33,211
Number of shares (thousands)
Weighted average number of shares for the purpose of basic income / loss per share	45,696	35,700	30,108

Basic income / loss (-) per share (Euros)	€1.18	€(3.32)	€1.10

Result for the purpose of diluted income/ loss (-) per share (thousands €)	€54,012	€(118,410)	€33,211
Number of shares (thousands)
Weighted average number of shares for the purpose of diluted income / loss per share	45,696	35,700	30,108
Number of dilutive potential ordinary shares	1,612	—	—

Diluted income / loss (-) per share (Euros)	€1.14	€(3.32)	€1.10

As our continuing operations report a net loss in 2014 and 2015, the outstanding warrants (specified in note 30) have an anti-dilutive effect rather than a dilutive effect. Consequently, basic and diluted loss per share are the same for 2014 and 2015.

Basic income per share of €1.18 and diluted income per share of €1.14 in 2016 are based on a net income for 2016 which was strongly influenced by the non-cash gain from the fair value re-measurement of the share subscription agreement with Gilead amounting to €57.5 million.

12. Intangible assets

	Customer relationships	In process technology	Software & databases	Brands, licenses, patents & know-how	Total
	(Euro, in thousands)
Acquisition value:
On January 1, 2014	€2,055	€5,561	€7,681	€17,698	€32,993

Additions	—	—	728	15	743
Sales and disposals	—	—	(503)	—	(503)
Sale of the service division	(2,055)	—	—	(16,227)	(18,282)
Translation differences	—	—	183	26	209

On December 31, 2014	—	5,561	8,088	1,512	15,161

Additions	—	—	565	—	565
Sales and disposals	—	—	(1,512)	—	(1,512)
Reclassifications	—	—	—	—	—
Translation differences	—	—	177	—	177

On December 31, 2015	—	5,561	7,318	1,512	14,392

Additions	—	—	317	15	332
Sales and disposals	—	—	(508)	(4)	(512)
Reclassifications	—	—	—	—	—
Translation differences	—	—	58	0	58

On December 31, 2016	—	5,561	7,185	1,523	14,269

Amortization and impairment:

On January 1, 2014	912	5,561	6,321	12,366	25,161

Amortization	25	—	748	294	1,067
Sales and disposals	—	—	(500)	—	(500)
Sale of the service division	(937)	—	—	(11,853)	(12,790)
Reclassifications	—	—	(666)	666	—
Translation differences	—	—	184	24	208

On December 31, 2014	—	5,561	6,087	1,497	13,147

Amortization	—	—	1,026	4	1,030
Sales and disposals	—	—	(1,512)	—	(1,512)
Reclassifications	—	—	—	—	—
Translation differences	—	—	177	—	177

On December 31, 2015	—	5,561	5,777	1,501	12,841

Amortization	—	—	856	4	860
Sales and disposals	—	—	(509)	(5)	(514)
Reclassifications	—	—	—	—	—
Translation differences	—	—	57	—	57

On December 31, 2016	—	5,561	6,182	1,501	13,246

Carrying amount:
On December 31, 2014	—	—	2,000	15	2,015

On December 31, 2015	—	—	1,540	11	1,550

On December 31, 2016	€—	€—	€1,003	€22	€1,023

The intangible assets decreased by €0.5 million from €2 million at December 31, 2014, to €1.5 million at December 31, 2015. The amortization of €1.0 million was partly compensated by new additions for €0.5 million.

The intangible assets decreased by €0.5 million from €1.5 million as at December 31, 2015, to €1.0 million as at December 31, 2016. The amortization of €0.9 million was partly compensated by new additions for €0.3 million.

13. Property, plant and equipment

	Land & building improvements	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total
	(Euro, in thousands)
Acquisition value:
On January 1, 2014	€13,898	€52,251	€4,455	€3,565	€74,169

Additions	117	1,155	104	685	2,061
Sales and disposals	(1,733)	(4,549)	(73)	—	(6,355)
Sale of the service division	(4,022)	(23,677)	(1,919)	(370)	(29,988)
Reclassifications	—	3,543	16	(3,559)	—
Translation differences	26	97	11	—	134

On December 31, 2014	8,286	28,820	2,594	321	40,021

Additions	2,158	2,250	285	1,407	6,100
Sales and disposals	(6,395)	(5,041)	(188)	(11)	(11,635)
Reclassifications	—	540	3	(543)	—
Translation differences	—	19	1	(1)	20

On December 31, 2015	4,049	26,588	2,695	1,174	34,506

Additions	296	3,325	210	627	4,458
Sales and disposals	—	(1,315)	(105)	(0)	(1,420)
Reclassifications	67	1,064	167	(1,299)	(1)
Translation differences	—	70	6	4	81

On December 31, 2016	4,412	29,733	2,973	505	37,624

Depreciations and impairment:

On January 1, 2014	12,715	36,720	3,086	2,123	54,644

Depreciation	639	2,531	243	168	3,581
Sales and disposals	(1,700)	(4,011)	(42)	—	(5,753)
Sale of the service division	(3,694)	(17,404)	(1,247)	(299)	(22,644)
Reclassifications	—	1,884	—	(1,884)	—
Translation differences	24	70	6	2	102

On December 31, 2014	7,984	19,790	2,046	110	29,930

Amortization	164	1,873	272	63	2,372
Sales and disposals	(6,395)	(4,996)	(188)	(7)	(11,587)
Reclassifications	—	44	—	(44)	—
Translation differences	—	8	—	—	8

On December 31, 2015	1,753	16,718	2,130	122	20,724

Amortization	272	2,752	243	55	3,322
Sales and disposals	—	(1,315)	(100)	—	(1,415)
Reclassifications	—	67	(93)	26	—
Translation differences	—	29	5	—	34

On December 31, 2016	2,025	18,252	2,184	203	22,663

Carrying amount:
On December 31, 2014	302	9,031	547	210	10,091

On December 31, 2015	2,296	9,870	565	1,051	13,782

On December 31, 2016	€2,387	€11,481	€789	€302	€14,961

The property, plant and equipment increased from €10.1 million at December 31, 2014 to €13.8 million at December 31, 2015. This increase was mainly the result of new additions of €6.1 million, partly compensated by a depreciation charge of €2.4 million. The sales and disposals in 2015 related to the move to new premises in France and the Netherlands.

The property, plant and equipment increased from €13.8 million as at December 31, 2015 to €15.0 million as at December 31, 2016. This increase was mainly the result of new additions of €4.5 million, partly compensated by a depreciation charge of €3.3 million. There are no pledged items of property, plant and equipment. There are also no restrictions in use on any items of property, plant and equipment.

14. Other non-current assets

On July 15, 2016, we invested €2.75 million in Pharnext, a French advanced clinical stage biopharmaceutical company developing new therapeutics for severe orphan and common neurological diseases, listed on Euronext. Galapagos has no restrictions on the sale of this equity investment and the asset is not pledged under any Galapagos’ liabilities. This investment is classified as available-for-sale equity investment which qualifies for level 1 fair value measurement based upon the closing price of the PXT securities on Euronext at each reporting date. Fair value changes on available-for-sale financial assets are recognized directly in equity, through the statement of changes in equity.

As of December 31, 2016, other non-current assets mainly consisted of available-for-sale equity investments in Pharnext re-measured at fair value for €2.4 million as follows.

Fair value of available-for-sale financial assets
(thousands of €)
Costs at January 1, 2016	—
Additions of the year	2,750

Costs at December 31, 2016	2,750

Fair value adjustment of the year	(399)

Fair value adjustment at December 31, 2016	(399)

Net book value at December 31, 2016	2,351

The unrealized loss of €399 thousand as of December 31, 2016, based on unadjusted quoted market price, was recorded as a separate item within equity (revaluation reserve) in the line “other reserves”.

15. Research and Development incentives receivables

The table below illustrates the R&D incentives receivables related captions in the balance sheet at December 31, 2016, 2015 and 2014:

	December 31,
	2016	2015	2014
	(Euro, in thousands)
Non-current R&D incentives receivables	€54,188	€49,384	€43,944
Current R&D incentives receivables	10,154	9,161	7,351

Total R&D incentives receivables	€64,342	€58,545	€51,296

Total R&D incentives receivables increased by €7.2 million for the year ended December 31, 2015 compared to December 31, 2014. This increase was explained by new R&D incentives reported in 2015 for €14.0 million

(€8.7 million related to French R&D incentives and €5.3 million related to Belgian R&D incentives) less the payment received related to French R&D incentives amounting to €6.7 million.

Total R&D incentives receivables increased by €5.8 million for the year ended December 31, 2016, compared to December 31, 2015. This increase is explained by new R&D incentives reported in 2016 for €15.3 million (€9.5 million related to French R&D incentives and €5.8 million related to Belgian R&D incentives) less the payments received related to French R&D incentives amounting to €8.7 million and to Belgian R&D incentives amounting to €0.8 million. The R&D incentives receivables relate to future refunds resulting from R&D incentives on research expenses in France and Belgium. Non-current R&D incentives receivables are discounted over the period until maturity date.

The table below provides detailed information on the maturity of the non-current R&D incentives receivables reported in the balance sheet at December 31, 2016.

Non-current R&D incentives receivables

	December 31, 2016 maturity date
	2018	2019	2020	2021	2022–2026	Total
	(Euro, in thousands)
French non-current R&D incentives receivables—nominal value	€8,214	€8,621	€9,168	—	—	€26,003
French non-current R&D incentives receivables—discounted value	8,214	8,621	9,168	—	—	26,003
Belgian non-current R&D incentives receivables—nominal value	2,074	2,966	3,831	€4,188	€15,235	28,294
Belgian non-current R&D incentives receivables—discounted value	2,074	2,966	3,831	4,188	15,126	28,185

Total non-current R&D incentives receivables—nominal value	€10,288	€11,587	€12,999	€4,188	€15,235	€54,297

Total non-current R&D incentives receivables—discounted value	€10,288	€11,587	€12,999	€4,188	€15,126	€54,188

16. Restricted cash

	December 31,
	2016	2015	2014
	(Euro, in thousands)
Non-current restricted cash	€1,098	€1,046	€306
Current restricted cash	6,570	6,857	10,422

Total restricted cash	€7,668	€7,903	€10,728

Restricted cash amounted to €10.7 million on December 31, 2014, and decreased to €7.9 million on December 31, 2015. This decrease was related to (a) the release of the €3 million bank guarantee issued in 2013 for the rental of the new premises in France which expired on June 30, 2015 following the move to the new offices, (b) the payment of a claim to Charles River by decrease of the escrow account, and (c) a €0.7 million bank guarantee issued in September 2015 for the rental of new premises in the Netherlands (to replace the current premises) which will expire on October 1, 2025. Restricted cash on December 31, 2015 was related to €0.3 million and €0.7 million bank guarantees on real estate lease obligations in Belgium and in the Netherlands respectively, and to €6.9 million escrow account containing part of the proceeds from the sale of the service division in 2014.

Restricted cash amounted to €7.9 million on December 31, 2015, and decreased to €7.7 million on December 31, 2016. This decrease is related to the payment of a claim to Charles River by decrease of the escrow account for €0.3 million, which has been slightly offset by an increase in non-current restricted cash of €0.1 million related to an increase in the bank guarantee with regard to the rental of additional office space for the Belgian premises. Restricted cash on December 31, 2016 is related to €0.4 million and €0.7 million of bank guarantees on real estate lease obligations in Belgium and in the Netherlands respectively, and to €6.6 million escrow account containing part of the proceeds from the sale of the service division in 2014 for which the release will be possible after final agreement between the parties.

17. Trade and other receivables and other current assets

	December 31,
	2016	2015	2014
	(Euro, in thousands)
Trade receivables	€6,629	€1,494	€1,340
Prepayments	21	11	9
Other receivables	3,078	2,426	1,862

Trade and other receivables	9,728	3,931	3,211

Accrued income	3,617	2,976	3,242
Deferred charges	3,621	2,536	1,384

Other current assets	7,239	5,512	4,625

Total trade and other receivables & other current assets	€16,966	€9,443	€7,836

The carrying amount of trade and other receivables approximates their fair value. Other current assets mainly included accrued income from subsidy projects and deferred charges.

On December 31, 2016, we did not have any bad debt allowance.

18. Cash and cash equivalents

	December 31,
	2016	2015	2014
	(Euro, in thousands)
Cash at banks	€357,630	€240,292	137,711
Term deposits	515,632	100,000	50,000
Money market funds	99,977	—	—
Cash on hand	2	22	1

Total cash and cash equivalents	973,241	340,314	187,712

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

We reported a cash position of €973.2 million at the end of December 2016 compared to €340.3 million at year-end 2015. Net cash inflow from operating activities amounted to €239.4 million for the year ended December 31, 2016. This net cash inflow from operations recorded in 2016 was primarily due to the license fee of $300 million (€275.6 million) received from Gilead in relation with our collaboration agreement on filgotinib. In addition, milestone payments increased substantially in 2016 (compared to 2015), which contributed significantly to the net cash inflow from operations in 2016. The net cash outflow from investing activities amounted to €7.3 million for the year ended December 31, 2016, which included an acquisition of available-for-sale equity investment (see note 14). The net cash inflow from financing activities amounted to €396.0 million for the year ended December 31, 2016, which can mainly be attributed to the subscription of Galapagos shares by Gilead on January 19, 2016 for which the cash proceeds from capital and share premium increases amounted to €391.9 million, net of issue costs. In addition, proceeds received on exercise of warrants contributed to cash generated by financing activities in 2016 in the amount of €4.3 million.

Cash and cash equivalents comprise cash at banks, short term bank deposits and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. Our cash management strategy monitors and optimizes our liquidity position. Our cash management strategy may allow short term deposits with an original maturity exceeding 3 months while monitoring all liquidity aspects. Cash and cash equivalents comprise €515.6 million of term deposits of which €458.7 million had an original maturity longer than 3 months. All cash and cash equivalents are available upon maximum one month notice period. Cash at banks were mainly composed of savings accounts and current accounts. We maintain our bank deposits in highly rated financial institutions to reduce credit risk. Cash invested in highly liquid money market funds represented €100.0 million and was aimed at meeting short-term cash commitments, while reducing the counterparty risk of investment.

19. Share capital

The share capital of Galapagos NV, as set forth in the articles of association, reconciles to ‘share capital’ on the balance sheet as follows:

	2016	2015	2014
	(Euro, in thousands)
On January 1	€185,399	€157,274	€154,542

Share capital increase	38,798	47,485	2,732
Costs of capital increase	(269)	(19,360)	—

Share capital on December 31	€223,928	€185,399	€157,274

Aggregate share capital	€250,187	€211,389	€163,904
Costs of capital increase (accumulated)	(26,259)	(25,990)	(6,629)

Share capital on December 31	€223,928	€185,399	€157,274

Costs of capital increases are netted against the proceeds of capital increases, in accordance with IAS 32 Financial instruments: disclosure and presentation.

HISTORY OF SHARE CAPITAL

The history of the share capital of Galapagos NV between January 1, 2014 and December 31, 2016 is as follows:

Date	Share capital increase new shares (in thousands €)	Share capital increase warrants (in thousands €)	Number of shares issued (in thousands of shares)	Aggregate number of shares after transaction (in thousands of shares)	Aggregate share capital after transaction (in thousands €)
January 1, 2014				29,794	€161,171

April 10, 2014		€1,649	305
July 4, 2014		982	182
September 25, 2014		66	12
December 9, 2014		35	7

December 31, 2014				30,299	163,904

March 26, 2015		3,092	571
May 19, 2015	€40,751		7,532
June 19, 2015		2,659	491
September 25, 2015		640	118
December 4, 2015		344	64

December 31, 2015				39,075	211,390

January 19, 2016	36,575		6,761
April 1, 2016		668	132
May 19, 2016		762	141
September 19, 2016		326	60
November 28, 2016		467	86

December 31, 2016				46,256	€250,187

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

Galapagos received €278.7 million of gross proceeds from the global offering, decreased by €19.4 million of underwriter discounts and commission, and offering expenses, of which €19.3 million has been paid at December 31, 2015 and €0.1 million has been paid in 2016. The total net cash proceeds from the global offering after remaining settlements will amount to €259.3 million.

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

On January 19, 2016, Gilead made a $425 million equity investment in Galapagos NV by subscribing to 6,760,701 new ordinary shares at a price of €58 per share, including issuance premium. Galapagos received €392.1 million of gross proceeds, decreased by €0.26 million of expenses, which were all paid at December 31, 2016. The total net cash proceeds from the share subscription by Gilead amounts to €391.9 million. The closing price of the Galapagos share on January 19, 2016 was €48.26.

On April 1, 2016, warrants were exercised at various exercise prices (with an average exercise price of €10.70 per warrant) resulting in a share capital increase (including issuance premium) of €1,409.3 thousand and the issuance of 131,695 new shares. The closing price of the Galapagos share on this date was €36.64.

On May 19, 2016, warrants were exercised at various exercise prices (with an average exercise price of €10.49 per warrant) resulting in a share capital increase (including issuance premium) of €1,476.4 thousand and the issuance of 140,770 new shares. The closing price of the Galapagos share on this date was €45.41.

On September 19, 2016, warrants were exercised at various exercise prices (with an average exercise price of €10.00 per warrant) resulting in a share capital increase (including issuance premium) of €603.3 thousand and the issuance of 60,320 new shares. The closing price of the Galapagos share on this date was €58.62.

On November 28, 2016, warrants were exercised at various exercise prices (with an average exercise price of €8.94 per warrant) resulting in a share capital increase (including issuance premium) of €771.3 thousand and the issuance of 86,250 new shares. The closing price of the Galapagos share on this date was €55.73.

On December 31, 2016, Galapagos NV’s share capital amounted to €250,187 thousand, represented by 46,256,078 shares. All shares were issued, fully paid up and of the same class.

All of the share issuances listed above were for cash consideration.

The below table summarizes the capital increases for the years 2014, 2015 and 2016.

(thousands of €, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium
On January 1, 2014	29,794,046	154,542	112,484	267,026

April 10, 2014 : exercise of warrants	304,791	1,649	732	2,381

July 4, 2014 : exercise of warrants	181,507	982	880	1,862

September 25, 2014 : exercise of warrants	12,260	66	64	130

December 9, 2014 : exercise of warrants	6,525	35	21	56

On January 1, 2015	30,299,129	157,274	114,182	271,456

March 26, 2015: exercise of warrants	571,548	3,092	2,727	5,819

May 19, 2015: global offering
Ordinary shares (fully paid)	1,786,499	9,665	56,436	66,100
ADSs (fully paid)	5,746,000	31,086	181,516	212,602
Underwriter discounts and offering expenses (fully paid)	—	(19,360)	—	(19,293)
Total global offering	7,532,499	21,391	237,952	259,343

June 19, 2015: exercise of warrants	491,406	2,659	1,737	4,395

September 25, 2015: exercise of warrants	118,260	640	558	1,198

December 4, 2015: exercise of warrants	63,500	344	247	591

On January 1, 2016	39,076,342	185,399	357,402	542,803

January 19, 2016 : share subscription from Gilead
Ordinary shares (fully paid)	6,760,701	36,575	355,546	392,121
Derecognition of financial asset from share subscription agreement	—	—	(65,850)	(65,850)
Capital increase expenses (fully paid)	—	(269)	—	(269)
Total share subscription by Gilead	6,760,701	36,306	289,696	326,002

April 1, 2016 : exercise of warrants	131,695	668	741	1,409

May 19, 2016 : exercise of warrants	140,770	762	715	1,476

September 19, 2016 : exercise of warrants	60,320	326	277	603

November 28, 2016 : exercise of warrants	86,250	467	305	772

On December 31, 2016	46,256,078	223,928	649,135	873,063

Other information

	Ordinary shares	Total
Par value of shares (€)	5.41	5.41

The board of directors is authorized for a period of five years starting from the date of the publication in the Annexes to the Belgian State Gazette of the shareholders’ resolution that granted the renewed authorization, being June 3, 2016, to increase the share capital of Galapagos NV within the framework of the authorized capital through contributions in kind or in cash, with limitation or cancellation of the shareholders’ preferential subscription rights. Said authorization can be renewed. The board of directors is currently not authorized to increase the share capital after notification by the FSMA (Financial Services and Markets Authority) of a public takeover bid on Galapagos NV’s shares.

The authorized capital as approved by the extraordinary shareholders’ meeting of April 26, 2016 amounted to €49,726.5 thousand. As of December 31, 2016, €3,431.3 thousand of the authorized capital was used, so that an amount of €46,295.2 thousand still remained available.

20. Other reserves

Actuarial and other gains or losses recognized through other comprehensive income

	2016	2015	2014
	(Euro, in thousands)
On January 1	€(18)	€(220)	€47

Gain or loss (-) on defined benefit obligation recognized through OCI	(583)	202	(267)
Loss on financial asset available-for-sale recognized through OCI	(399)	—	—

Other reserves on December 31	€(1,000)	€(18)	€(220)

The other reserves amounted to a negative of €18 thousand on December 31, 2015 (2014: €220 thousand; 2013; positive of €47 thousand) and related to the re-measurement of defined benefit obligations recognized through OCI in line with IAS19R.

Other reserves on December 31, 2016 consisted of (1) a negative of €601 thousand, compared to a negative of €18 thousand in 2015 (2014: €220 thousand), which was related to the re-measurement of defined benefit obligations recognized through OCI in line with IAS19R, and (2) a negative of €399 thousand, compared to nil in 2015 and 2014, related to the fair value adjustment on the available-for-sale equity investment in 2016 (see note 14).

DERIVATIVE FINANCIAL INSTRUMENTS: CURRENCY DERIVATIVES

We do not actively use currency derivatives to hedge planned future cash flows. On the balance sheet date, total notional amount of outstanding forward foreign exchange contracts that we have committed were nil (2015: nil, 2014: nil).

On December 31, 2016 the fair value of our currency derivatives was nil (2015: nil, 2014: nil). We do not designate our foreign currency denominated debt as a hedge instrument for the purpose of hedging the translation of our foreign operations.

See note 35 for further information on how we manage financial risks.

21. Translation differences

	2016	2015	2014
	(Euro, in thousands)
On January 1	€(467)	€(1,157)	€170

Translation differences, arisen from translating foreign activities	(623)	690	460
Translation differences, arisen from the sale of the service division	—	—	(1,787)

Translation differences on December 31	€(1,090)	€(467)	€(1,157)

Translation differences decreased to a negative of €1.2 million at the end of December 2014 mainly due to the sale of the service division which reported positive translation differences of €2.0 million at the end of December 2013.

Translation differences increased from a negative €1.2 million at the end of December 2014 to a negative of €0.5 million at the end of December 2015 mainly due to the increase of the GB pounds and U.S. dollar exchange rates.

Translation differences decreased from a negative €0.5 million at the end of December 2015 to a negative of €1.1 million at the end of December 2016 mainly due to fluctuations of the GB pounds and the U.S. dollar exchange rates.

22. Deferred tax

	December 31,
	2016	2015	2014
	(Euro, in thousands)
Recognized deferred tax assets and liabilities:
Assets	€1,957	€1,726	€293
Liabilities	€—	€—	€—
Continuing operations
Assets	1,957	1,726	293
Liabilities	—	—	—
Deferred tax assets unrecognized	€128,377	€145,513	€104,484

Deferred taxes in the consolidated statement of operations	€231	€1,433	€496

Continuing operations	231	1,433	293

Tax benefit arising from previously unrecognized tax assets used to reduce deferred tax expense (+)	421	1,433	293
Deferred tax expenses relating to use of previously recognized deferred tax assets	(190)	—	—

Discontinued operations			203

Deferred tax expenses net relating to origination and reversal of temporary differences	—	—	203
Tax benefit arising from previously unrecognized tax assets used to reduce deferred tax expense (+)	—	—	—
Deferred tax expenses relating to write down of previously recognized deferred tax assets	—	—	—

The notional interest deduction for an amount of €2.6 million (2015 and 2014: €2.6 million) and the investment deduction of €1 million (2015 and 2014: €1 million) could give rise to deferred tax assets. The amount of notional interest deduction that has been accumulated in the past can be carried forward for maximum seven years, the notional interest deduction of 2012 and following years will not be carried forward according to a change in the Belgian tax legislation. There is no limit in time for the investment deduction.

The consolidated unused tax losses carried forward at December 31, 2016 amounted to €385 million (2015: €434 million; 2014: €315 million), €17 million were related to unrecognized tax losses with expiry date between 2018 and 2030.

The available statutory tax losses carried forward that can be offset against future statutory taxable profits amounted to €311.1 million on December 31, 2016. These statutory tax losses can be compensated with future statutory profits for an indefinite period except for an amount of €18 million in Switzerland, Croatia, the United States and the Netherlands with expiry date between 2018 and 2030. On December 31, 2016, the available tax losses carried forward in Galapagos NV (Belgium) amounted to €230.9 million.

We have a history of losses. Excluding the impact of possible upfront or milestone payments to be received from collaborations, we forecast to continue incurring taxable losses in the foreseeable future as we continue to invest in clinical and pre-clinical development programs and discovery platforms. Consequently, no deferred tax asset was set up as at December 31, 2016, except for two subsidiaries operating on a cost plus basis for which deferred tax assets were recognized for €2.0 million (2015: €1.7 million; 2014: €0.3 million).

23. Finance lease liabilities

	December 31,			December 31,
	2016	2015	2014	2016	2015	2014
	(Euro, in thousands)
	Minimum lease payments			Present value of minimum lease payments
Amounts payable under finance lease:

Within one year	€56	€56	€58	€54	€52	€52
In the second to fifth years inclusive	9	65	121	9	63	115
After five years	—	—	—	—	—	—

	€65	€121	€179	€63	€115	€167

Less future finance charges	2	6	12

Present value of lease obligation	€63	€115	€167

Less amount due for settlement within 12 months				54	52	52

Amount due for settlement after 12 months				€9	€63	€115

	December 31,			December 31,
	2016	2015	2014	2016	2015	2014
	(Euro, in thousands)
	Net book value			Acquisition cost
Leased assets:
Installation & machinery	€58	€109	€161	€251	€251	€295

Total leased assets	€58	€109	€161	€251	€251	€295

We lease certain of our installation and machinery under finance leases. For the year ended December 31, 2016, the average borrowing rate was 4.34% (2015: 4.3%; 2014: 6.27%). The interest rates were fixed at the date of the contracts. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The fair value of our lease obligations approximates their carrying value.

24. Trade and other liabilities

	December 31,
	2016	2015	2014
	(Euro, in thousands)
Trade and other payables	€31,209	€29,113	€29,344
Other current liabilities	60	369	663
Other non-current liabilities	2,469	2,291	923
Accrued charges	619	490	585
Deferred income	285,612	39,806	27,026

Total trade and other liabilities	€319,969	€72,068	€58,541

Included in current liabilities	102,715	69,777	57,618
Included in non-current liabilities	217,254	2,291	923

Total trade and other liabilities	€319,969	€72,068	€58,541

The trade and other liabilities, amounting to €72.1 million as of December 31, 2015, increased by €13.5 million compared to the €58.5 million reported as of December 31, 2014.

•	The trade and other payables amounting to €29.1 million as of December 31, 2015 remained stable compared to the €29.3 million as of December 31, 2014. Nevertheless, trade payables decreased by €2.7 million compared to the same period last year which fully compensated the increase in other payables by €2.5 million as a result of higher bonus payables.

•	Deferred income amounted to €39.8 million at December 31, 2015 and increased by €12.8 million compared to December 31, 2014. On the one hand there was an increase of €39 million due to the recognition of a deferred income upon signing of the share subscription agreement with Gilead (see note 7). On the other hand there was a substantial decrease of €26.4 million, which was mainly explained by revenues from non-refundable upfront payments recognized in the income statement. For the year ended December 31, 2014, €15.0 million revenue was deferred for the filgotinib program for rheumatoid arthritis and Crohn’s disease with AbbVie, and €11.4 million was deferred for the CF program with AbbVie.

•	The outstanding deferred income balance at December 31, 2015 included €39.0 million deferred income related to the Gilead share subscription agreement and €0.8 million primarily related to deferred revenues from grants.

Our trade and other liabilities, amounting to €320.0 million as of December 31, 2016, increased by €247.9 million compared to the €72.1 million reported as of December 31, 2015.

The trade and other payables, amounting to €31.2 million as of December 31, 2016, increased slightly compared to the €29.1 million reported as of December 31, 2015. This increase is mainly due to higher trade payables.

Deferred income (long term and short term) amounted to €285.6 million at December 31, 2016 and increased by €245.8 million compared to €39.8 million as at December 31, 2015. On the one hand we had per December 31, 2015 a deferred income of €39 million due to recognition of a deferred income upon signing of the share subscription agreement with Gilead (see note 7). On the other hand we received in January 2016 an upfront payment from Gilead for an amount of $300 million (or €276 million). The global collaboration with Gilead foresees continuous involvement from us, since we will perform certain R&D activities in the development phase of the filgotinib program; therefore, management assessed that both items of the deferred income should be spread in function of the costs incurred for the filgotinib program, applying the percentage of completion method. For the year ended December 31, 2016, €29.2 million were recognized in revenue, of which €3.6 million were related to the deferred income from the share subscription agreement and €25.6 million were related to the upfront payment.

The outstanding deferred income balance at December 31, 2016 included €285.3 million deferred income related to filgotinib (€214.8 million classified as non-current deferred income)—of which €35.4 million deferred income related to the Gilead share subscription agreement, remaining €249.9 million deferred income related to the $300 million upfront payment—and €0.3 million deferred grant income.

25. Provisions

	Post- employment benefits (non-current)	Other provisions (non-current)	Restructuring provision (current)	Other provisions (current)	Total
	(Euro, in thousands)
On January 1, 2014	€7	€660	€81	€—	€747

Additional provisions	7	—	—	73	80
Provisions utilized amounts	—	(3)	(50)	—	(53)
Sale of the service division	—	(604)	—	—	(604)
Translation differences	—	4	1	—	5

On December 31, 2014	14	57	32	73	176

Additional provisions	—	—	—	—	—
Provisions utilized amounts	(7)	(10)	(35)	(73)	(125)
Translation differences	—	—	4	—	4

On December 31, 2015	8	47	0	0	55

Additional provisions	—	10	—	—	10
Provisions utilized amounts	(2)	—	—	—	(2)
Translation differences	0	0	—	—	1

On December 31, 2016	€6	€57	€—	€—	€63

The decrease in provisions in 2014 is mainly due to the sale of the service division (€0.6 million).

The decrease in provisions in 2015 is mainly due to the use of the provision for decontamination of the building in France (€0.1 million).

The provisions remained stable at €0.1 million in 2016.

26. Operating lease obligations

We entered into lease agreements for office and laboratories which qualify as operating leases.

Minimum lease payments under operating leases recognized in the income statement for the year

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)
Continuing operations	€4,302	€4,020	€3,676
Discontinued operations	—	—	643

Total minimum lease payments under operating leases	€4,302	€4,020	€4,319

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

On December 31, 2016, we had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
			(thousands of €)
Operating lease obligations	€27,263	€4,114	€6,494	€5,504	€11,151
Purchase commitments	27,579	27,084	495	—	—

Total contractual obligations & commitments	€54,842	€31,198	€6,989	€5,504	€11,151

28. Contingent assets and liabilities

On March 13, 2014, we announced the signing of a definitive agreement to sell the service division operations to Charles River Laboratories International, Inc. or CRL for a total consideration of up to €134 million. CRL agreed to pay us an immediate cash consideration of €129 million. The potential earn-out of €5 million due upon achievement of a revenue target 12 months after transaction closing has not been obtained. Approximately 5% of the total consideration, including price adjustments, was being held on an escrow account. To date, four claims have been introduced by CRL, of which all have been settled for a total amount of €1.3 million. On January 17, 2017 an amount of €4.1 million was released from the escrow account. The release of the remaining balance of the escrow account will be possible after final agreement between the parties on the amounts at stake.

Following the divestment, we remained guarantor until early February 2017 in respect of the lease obligations for certain U.K. premises amounting to £3 million future rent payments. CRL shall fully indemnify us against all liabilities arising in connection with the lease obligations. We evaluated the risk to be remote. Finally, following common practice, we have given customary representations and warranties which are capped and limited in time (since April 1, 2016, CRL can only introduce a claim covered by the Tax Deed (during a period of 5 years), other claims related to the sale cannot be submitted anymore).

In the course of 2008, a former director of one of the subsidiaries sued for wrongful termination and seeks damages of €1.5 million. We believe that the amount of damages claimed is unrealistically high. In 2014, the court requested an external advisor to evaluate the exact amount of damages. On January 29, 2016, the court made a 1st degree judgment, dismissing all claims in full. In appeal, the 2nd degree court instructed the 1st degree court to conduct a new trial, which is currently pending. So far, no hearings have been scheduled and no decisions have been made. Considering the defense elements provided, as well as the fact that so far the court has made no decision indicating that the claim would be sustained, our board and management evaluated the risk to be remote to possible, but not likely. Accordingly, it was decided not to record any provision in 2016 as the exposure is considered to be limited.

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

DEFINED BENEFIT PLANS IN BELGIUM

Our personnel in Belgium participated in a defined contribution plan (extra-legal pension). The Belgian defined contribution pension plans were by law subject to minimum guaranteed rates of return, 3.25% on employer contributions and 3.75% on employee contributions. These rates, which apply as an average over the entire career, may be modified by Royal Decree. Therefore, those plans were basically accounted for as defined contribution plans.

As a consequence of the law of December 18, 2015, minimum returns were guaranteed by the employer as follows: (a) for the contributions paid as from January 1, 2016, a new variable minimum return based on OLO rates, with a minimum of 1.75% and a maximum of 3.75%. In review of the low rates of the OLO in the last years, the return has been initially set to 1.75%; (b) for the contributions paid until end of December 2015, the previously applied legal returns as mentioned above, continue to apply until the leaving of the employees.

In view of the minimum returns guarantees, the Belgian defined contribution plans classify as defined benefit plans as from end December 2015.

As at December 31, 2015 no net liability was recognized (2014: nil) in the balance sheet as the minimum rates of return to be guaranteed by the employer are closely matched by the rates of return guaranteed by the insurer. As at December 31, 2016 however a net liability of €386.6 thousand was recorded.

The contributions for those plans that were due by the employer for 2016, 2015 and 2014 amounted to respectively €528.0 thousand, €476.3 thousand and €465.6 thousand, of which €42.5 thousand was paid after December 31, 2016 (2015: €35.9 thousand; 2014: €32.9 thousand). No contributions were made by the employees.

The plan assets as at December 31, 2016 consisted of €1,788.7 thousand (2015: 1,063.7 thousand) individual insurance reserves, which benefit from a weighted average guaranteed interest rate of 2.82% (2015 : 3.0%).

DEFINED BENEFIT PLANS IN FRANCE

We use two defined benefit plans for the employees of our French entity. The defined benefit plans are not supported by funds.

The chemical and pharmaceutical industry’s collective bargaining agreements require that the French entity pays a retirement allowance depending on the seniority of the employees at the moment they retire. The benefit obligations for these retirement allowances amounted to €1,808.5 thousand for 2016 (2015: €1,520.9 thousand; 2014: €1,622.3 thousand). The decrease in 2015 compared to 2014 is mainly due to changed actuarial assumptions (increase of discount rate from 1.75% to 2%). The increase in 2016 is mainly due to changed actuarial assumptions (decrease of discount rate from 2% to 1.44%).

Additionally, there are also seniority premiums paid in France. The provisions for these premiums amounted to €1,324.9 thousand in 2016 (2015: €1,172.0 thousand; 2014: €1,242.9 thousand).

Total obligation included in the balance sheet related to the defined benefit plans amounts to €3,133.4 thousand for the year ended December 31, 2016 (2015: €2,692.9 thousand; 2014: €2,865.2 thousand).

Actuarial gains and losses are recognized immediately on the balance sheet, with a charge or credit to other comprehensive income (OCI), in accordance with IAS 19R. They are not recycled subsequently. Actuarial losses of €193.2 thousand have been booked through other comprehensive income (OCI) at the end of 2016 (2015: €201.5 thousand of actuarial gains, 2014: €266.6 thousand of actuarial losses).

Total amounts due by all entities to these pension plans in 2016 were €1.7 million in total (2015: €1.5 million, 2014: €1.5 million).

Obligations included in the balance sheet

	December 31,
	2016	2015	2014
	(Euro, in thousands)
Present value of funded defined benefit obligation	€2,175	—	—
Plan assets	€(1,789)	€(1,064)	—
Deficit/ surplus	387	(1,064)	—
Present value of unfunded defined benefit obligation	3,133	2,693	€2,865
Reclassification—Belgian contribution plans	—	1,064	—

Liability included in the balance sheet	€3,520	€2,693	€2,865

The present value of the gross obligation developed as follows:

	2016	2015	2014
	(Euro, in thousands)
Opening balance	€3,757	€2,865	€2,189

Current service cost	649	194	228
Actual taxes on contributions paid	(48)	—	—
Interest cost	82	50	65
Benefits paid	(119)	(44)	(48)
Reclassification—Belgian contribution plans	—	1,064	—
Actuarial gains (-) or losses due to experience adjustments	500	(27)	82
Actuarial losses due to experience adjustments related to new financial assumptions	432	(99)	347
Actuarial gains (-) or losses due to experience adjustments related to new demographic assumptions	56	(247)	3

Closing balance	€5,308	€3,757	€2,865

The fair value of the plan assets developed as follows:

	2016	2015	2014
	(Euro, in thousands)
Opening balance	€(1,064)	—	—
Interest income on plan assets	(32)	—	—
Actual administration costs	2	—	—
Contributions from employer	(411)	—	—
Actual taxes on contributions paid	48	—	—
Plan assets gain during the period	(332)	—	—
Reclassification—Belgian contribution plans	—	(1,064)	—

Closing balance	€(1,788)	€(1,064)	€—

The expected rate of return on the plan assets is 2%.

The fair value of the plan assets is the fair market value of the plan assets. The fair value of the plan assets was calculated as the reduced lump sums (received from the plan administrators) actualized with the assumptions set (discount rate and mortality tables). The total plan assets are equal to the fair value of the plan assets increased with the financing fund.

Amounts recognized in profit or loss for defined benefit plans are as follows:

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)
Current service cost	€649	€194	€228
Interest cost	82	50	65
Interest income	(32)	—	—
Administration expenses	2	—	—
Revaluations of net liability / net asset	73	(171)	165

Total expense	€773	€73	€457

Obligation included in the balance sheet reconciles as follows:

	2016	2015	2014
	(Euro, in thousands)
Opening balance	€2,693	€2,865	€2,189
Real employer contributions	(411)	—	—
Total expense recognized in the income statement	773	73	457
Re-measurement on the net defined benefit liability	583	(202)	267
Benefits paid	(119)	(44)	(48)

Closing balance	€3,520	€2,693	€2,865

The main actuarial assumptions were:

	December 31,
	2016	2015	2014
	(%)
Discount rate	1.60%	2.00%	1.75%
Expected salary increase	2.50%	2.25%	2.25%
Inflation rate	1.75%	1.75%	1.75%

The discount rate was based on the Merrill Lynch yields for AA rated Eurozone corporate bonds (bonds with maturity dates which correspond with the commitments).

Breakdown of defined benefit obligation by type of plan participants:

	December 31,
	2016	2015	2014
	(number of participants)
Active plan participants	267	254	125

Breakdown of defined benefit obligation by type of benefits:

	December 31,
	2016	2015	2014
	(Euro, in thousands)
Retirement and death benefits	€3,983	2,585	1,622
Other post-employment benefits	1,325	1,172	1,243

Major categories of plan assets: fair value plan of assets:

	December 31,
	2016	2015	2014
	(Euro, in thousands)
Equity	€89	€74
Debt	1,698	979
Cash		11

Sensitivity analysis on discount rate: effect on obligation:

		December 31,
		2016
		Obligation (Euro, in thousands)
Discount rate	1.10%	€3,792
Discount rate	1.35%	3,661
Discount rate	1.60%	3,520
Discount rate	1.85%	3,419
Discount rate	2.10%	€3,312

		December 31,
		2015
		Obligation (Euro, in thousands)
Discount rate	1.50%	€2,868
Discount rate	1.75%	2,779
Discount rate	2.00%	2,693
Discount rate	2.25%	2,612
Discount rate	2.50%	€2,534

		December 31,
		2014
		Obligation (Euro, in thousands)
Discount rate	1.25%	€3,068
Discount rate	1.50%	2,964
Discount rate	1.75%	2,865
Discount rate	2.00%	2,772
Discount rate	2.25%	€2,682

30. Warrant plans

Presented below is a summary of warrant plans activities for the reported periods. Various warrant plans were approved for the benefit of our employees, and for directors and independent consultants of Galapagos NV. For warrant plans issued prior to 2011, the warrants offered to the employees and independent consultants vest according to the following schedule: 10% of the warrants vest on the date of the grant; an additional 10% vest at the first anniversary of the grant; an additional 20% vest at the second anniversary of the grant; an additional 20% vest at the third anniversary of the grant; and an additional 40% vest at the end of the third calendar year following the grant. The warrants granted under warrant plans created from 2011 up to (and including) Warrant Plan 2015 vest at the end of the third calendar year following the year of the grant, with no intermediate vesting. The warrants granted under Warrant Plan 2015 (B) and Warrant Plan 2015 RMV vest on the third anniversary of the notary deed enacting the acceptance of the warrants. The warrants granted under Warrant plan 2016 and

Warrant Plan 2016 RMV vest at the end of the third calendar year following the year of the grant, with no intermediate vesting.

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

After the reverse 4:1 share split approved by the extraordinary shareholders’ meeting of March 29, 2005, four warrants under Warrant Plan 2002 Belgium entitle the warrant holder to subscribe for one ordinary share. For the warrant plans created from 2005 onwards, one warrant entitles the warrant holder to subscribe for one ordinary share. In the summaries and tables below, the numbers of warrants issued under Warrant Plan 2002 Belgium are divided by four to avoid confusion in entitlements and rights.

The table below sets forth a summary of warrants outstanding and exercisable at December 31, 2016, per warrant plan:

Warrantplan	Allocation date	Expiry date	Exercise price (€)	Outstanding per January 1, 2016	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	Outstanding per December 31, 2016	Exercisable per December 31, 2016
2002 B	7/9/2004	7/8/2017	4	31,250		(31,250)			0	0
2002 B	1/31/2005	1/30/2017	6.76	30,000		(5,000)			25,000	25,000
2005	7/4/2005	7/3/2018	6.91	120,000		(30,000)			90,000	90,000
2005	12/15/2005	12/14/2018	8.6	12,500					12,500	12,500
2006 BNL	5/4/2007	5/3/2020	9.22	7,500					7,500	7,500
2006 BNL	6/28/2007	6/27/2020	8.65	735					735	735
2006 BNL	12/21/2007	12/20/2020	7.12	1,575		(525)			1,050	1,050
2007	6/28/2007	6/27/2020	8.65	48,909					48,909	48,909
2007 RMV	10/25/2007	10/24/2020	8.65	44,125		(6,475)			37,650	37,650
2008	6/26/2008	6/25/2021	5.6	89,915		(10,315)			79,600	79,600
2009	4/1/2009	3/31/2017	5.87	42,500		(35,000)			7,500	7,500
2010	4/27/2010	4/26/2018	11.55	96,300		(43,300)			53,000	53,000
2011	5/23/2011	5/22/2019	9.95	77,500		(18,400)			59,100	59,100
2011 (B)	5/23/2011	5/22/2016	9.95	117,940		(117,940)			0	0
2012	9/3/2012	9/2/2020	14.19	370,490		(120,830)		(2,500)	247,160	247,160
2013	5/16/2013	5/15/2021	19.38	445,740			(13,500)		432,240
2013 (B)	9/18/2013	9/17/2021	15.18	30,000					30,000
2014	7/25/2014	7/24/2022	14.54	556,660			(20,000)		536,660
2014 (B)	10/14/2014	10/13/2022	11.93	150,000					150,000
2015	4/30/2015	4/29/2023	28.75	532,053			(15,000)		517,053
2015 (B)	12/22/2015	12/21/2023	49		399,000				399,000
2015 RMV	12/22/2015	12/21/2023	49		97,500				97,500
2016	6/1/2016	5/31/2024	46.1		514,250				514,250
2016 RMV	6/1/2016	5/31/2024	46.1		120,000				120,000

Total				2,805,692	1,130,750	(419,035)	(48,500)	(2,500)	3,466,407	669,704

	Warrants	Weighted average exercise price (€)

Outstanding on January 1, 2014	3,627,076	€11.50

Exercisable on December 31, 2013	1,138,438
Granted during the period	721,660
Forfeited during the year	(252,800)
Exercised during the period	(505,083)
Expired during the year	—

Outstanding on December 31, 2014	3,590,853	€12.06

Exercisable on December 31, 2014	1,355,213
Granted during the period	532,053
Forfeited during the year	(72,500)
Exercised during the period	(1,244,714)
Expired during the year	—

Outstanding on December 31, 2015	2,805,692	€16.22

Exercisable on December 31, 2015	720,749
Granted during the period	1,130,750
Forfeited during the year	(48,500)
Exercised during the period	(419,035)
Expired during the year	(2,500)

Outstanding on December 31, 2016	3,466,407	€27.06

Exercisable on December 31, 2016	669,704

The table below sets forth the inputs into the valuation of the warrants.

	2016	2016 RMV	2015 (B)	2015 RMV	2015	2014	2014
	June 1	June 1	December 22	December 22	April 30	Oct 14	Jul 25
Exercise Price	€46.10	€46.10	€49.00	€49.00	€28.75	€11.93	€14.54
Share price at acceptance date	€48.71	€47.63	€39.85	€39.78	€46.09	€10.95	€14.38
Fair value on the acceptance date	€21.95	€21.16	€15.41	€15.39	€26.05	€4.35	€6.14
Estimated volatility (%)	40.69	40.69	41.1	41.08	39.2	38.03	38.76
Time to expiration (years)	8	8	8	8	8	8	8
Risk free rate (%)	0	0	0.24	0.28	0.39	0.58	0.58
Expected dividends	None	None	None	None	None	None	None

Warrant Plans

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

The warrants were accounted for in accordance with International Financial Reporting Standard 2 on Share Based Payments. IFRS 2 takes effect for all warrants offered after November 7, 2002.

Our warrants expense in 2016 amounted to €11,034 thousand (2015: 5,036 thousand; 2014: €2,952 thousand).

The following table provides an overview of the outstanding warrants per category of warrant holders at December 31, 2016, 2015 and 2014.

Category

	December 31,
	2016	2015	2014
	(in number of warrants)
Non-executive directors	165,240	115,730	199,070
Executive team	1,676,874	1,376,874	1,520,000
Other	1,624,293	1,313,088	1,871,783

Total warrants outstanding	3,466,407	2,805,692	3,590,853

The outstanding warrants at the end of the accounting period have an average exercise price of €27.06 (2015: €16.22; 2014: €12.06) and a weighted average remaining expected life of 1,482 days (2015: 1,469 days; 2014: 1,639 days).

31. Related parties

Relationship and transactions with entities with (joint) control of, or significant influence over, Galapagos

There are no shareholders or other entities who, solely or jointly, control Galapagos or exercise significant influence over Galapagos.

Relationship and transactions with subsidiaries

Please see Note 32 for an overview of the consolidated companies of the group, which are all wholly-owned subsidiaries of Galapagos NV.

Intercompany transactions between Galapagos NV and its subsidiaries, and amongst the subsidiaries, have been eliminated in the consolidation and are not disclosed in this note.

Relationship and transactions with key management personnel

Our key management personnel consists of the members of our executive committee and the members of our board of directors. All amounts mentioned in this section are based on expenses recognized in the financial statements for the relevant financial year.

Remuneration of key management personnel

On December 31, 2016, our executive committee had four members: Mr. Onno van de Stolpe, Mr. Bart Filius, Dr. Piet Wigerinck and Dr. Andre Hoekema. On December 31, 2016, our board of directors consisted of eight members: Mr. Onno van de Stolpe, Dr. Raj Parekh, Dr. Werner Cautreels, Dr. Harrold van Barlingen, Mr. Howard Rowe, Ms. Katrine Bosley, Dr. Christine Mummery and Dr. Mary Kerr.

Only the CEO is a member of both the executive committee and the board of directors. Our CEO does not receive any special remuneration for his board membership, as this is part of his total remuneration package in his capacity as member of the executive committee.

Historically, the chairman of the board of directors, Dr. Parekh, did not receive remuneration like the other directors. Between August 1, 2005 and April 30, 2016, Dr. Parekh received an annual consulting fee of £50,000 under a consultancy contract with his management company, Parekh Enterprises Ltd. as compensation for his specific assignment to assist the group in strategic positioning, financing and acquisitions. Since May 1, 2016, Dr. Parekh receives remuneration for his director’s mandate in the same way as the other directors.

The remuneration package of the members of key management personnel comprises:

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands, except for the number of warrants)
Remuneration of key management personnel:
Short-term employee benefits (*)
Executive committee members as a group	€3,124	€2,937	€1,506
Raj Parekh (^)	73	—	—
Harrold van Barlingen	47	40	20
Howard Rowe	50	40	20
Werner Cautreels	56	45	45
Katrine Bosley	45	40	40
Christine Mummery (#)	43	10	—
Mary Kerr (##)	18	—	—
Vicki Sato (###)	—	—	40
Post-employment benefits(°)	228	215	184

Total benefits excluding warrants	€3,683	€3,327	€1,855

Number of warrants granted in the year
Executive committee members as a group	515,000	175,000	330,000
Raj Parekh (^)	30,000	5,400	5,400
Harrold van Barlingen	15,000	2,520	2,520
Howard Rowe	15,000	2,520	2,520
Werner Cautreels	15,000	3,780	3,780
Katrine Bosley	15,000	2,520	2,520
Christine Mummery (#)	15,000	—	—
Mary Kerr (##)	—	—	—
Vicki Sato (###)	—	—	2,520

Total number of warrants granted in the year	620,000	191,740	349,260

(*)	Includes for executive committee members: salaries, employer social security contributions, other short-term benefits; includes for board members: board fees, other short-term benefits.
(^)	During the first four months of 2016, Dr. Parekh did not receive remuneration for his director’s mandate, but was compensated through a consultancy agreement only (consultancy fee of €20 thousand in 2016).
(°)	Only executive committee members are granted post-employment benefits.
(#)	Dr. Mummery joined the board on September 30, 2015.
(##)	Dr. Kerr joined the board on July 26, 2016.
(###)	Dr. Sato resigned from the board on December 31, 2014.

SHORT-TERM EMPLOYEE BENEFITS AND BOARD FEES

The members of the executive committee provide their services to us on a full-time basis.

The four members of the executive committee (including the CEO) who were in function in the course of 2016 were paid an aggregate amount of €1,291.84 in remuneration and received an aggregate amount of €1,747.21 in bonuses (2015: €1,245.5 thousand in remuneration and €1,629.5 thousand in bonuses; 2014, for the six members of the executive committee who were in function in the course of 2014: €1,151.6 thousand in remuneration and €268.6 thousand in bonuses). The aggregate bonus amount for 2016 was composed of two parts: (i) an aggregate bonus of €573.05 thousand, being 50% of the bonus for performance over 2016 (paid in early January 2017), with the other 50% being deferred for 3 years, (ii) an aggregate amount of €1,174.17 thousand as deferred part of the bonus for performance over 2013 (paid in early January 2017). The aggregate bonus amount for 2015 was composed of 3 parts: (i) an aggregate bonus of €488.5 thousand, being 50% of the bonus for performance over 2015 (paid in early January 2016), with the other 50% being deferred for 3 years, (ii) an aggregate amount of €628.5 thousand as deferred part of the bonus for performance over 2012 (paid in early January 2016) and (iii) an aggregate amount of €512.5 thousand, being 50% of the exceptional special bonus awarded for the success of the NASDAQ listing (paid in June 2015), with the other 50% being deferred for 3 years. The aggregate bonus amount for 2014 was composed of 2 parts: (a) an aggregate bonus of €234 thousand, being 50% of the bonus for performance over 2014 (paid in early January 2015), with the other 50% being deferred for 3 years, (b) an aggregate amount of €34.6 thousand as an exceptional special bonus granted to former executive committee member Mr. Smith in connection with his instrumental role in the divestment of the group’s services division. No performance bonus was awarded for the year 2011, as three out of five of the corporate objectives for 2011 were not achieved. Therefore, no deferred part of the bonus for the year 2011 was paid out in 2014.

Other components of the remuneration of the executive committee members included contributions to health insurance schemes, company cars, tax advisory services and certain fringe benefits of non-material value.

Pursuant to the decision of the annual shareholders’ meeting of April 26, 2016, Dr. Parekh received €70 thousand (or, taking into account €20 thousand received in consultancy fees for the first four months of 2016, an aggregate of €90 thousand: €80 thousand as chairman of the board, and €10 thousand as chairman of the nomination and remuneration committee), Dr. Cautreels received €55 thousand (€40 thousand as non-executive director, €10 thousand as chairman of the audit committee and €5 thousand as member of the nomination and remuneration committee), Ms. Bosley, Mr. Rowe and Dr. Van Barlingen each received €45 thousand (€40 thousand as non-executive director and €5 thousand as member of the nomination and remuneration committee or audit committee) and Dr. Mummery received €40 thousand as non-executive director. Dr. Kerr, being appointed as non-executive director as from July 26, 2016, received €17 thousand as remuneration for the performance of her mandate during the remainder of 2016 pursuant to the decision of the special shareholders’ meeting of July 26, 2016. Pursuant to a power of attorney granted by the annual shareholders’ meeting of April 28, 2015, the board determined, after discussion within the nomination and remuneration committee, to allocate the aggregate annual remuneration for directors for 2015 as follows: (a) annual remuneration for each non-executive director (Dr. Cautreels, Dr. Van Barlingen, Mr. Rowe and Ms. Bosley): €40 thousand; and (b) additional remuneration for the chairman of the audit committee (Dr. Cautreels): €5 thousand. Dr. Mummery, being appointed as non-executive director as from September 30, 2015, received €10 thousand as remuneration for the performance of her mandate during the last quarter of 2015. Pursuant to a power of attorney granted by the annual shareholders’ meeting of April 29, 2014, the board determined, after discussion within the nomination and remuneration committee, to allocate the aggregate annual remuneration for directors for 2014 as follows: (a) remuneration for non-executive directors who do not represent a shareholder (Dr. Van Barlingen and Mr. Rowe): €20 thousand; (b) remuneration for non-EU-based directors (who do not represent a shareholder) and/or for directors who actively and on a regular basis provide independent clinical, scientific and/or transactional advice to the board of directors (Dr. Cautreels, Dr. Sato and Ms. Bosley): €40 thousand; (c) additional remuneration for the chairman of the audit committee (Dr. Cautreels): €5 thousand.

The increase in board fees is due to the increased number of directors and the decision of the annual shareholders’ meeting of April 26, 2016 to increase the amount of remuneration paid to the directors, also taking into account their positions as board chairman, committee chairman and committee member. In addition, Dr. Parekh did not receive remuneration for his director’s mandate in 2014, 2015 and the first four months of

2016, but was instead compensated only through a consultancy agreement until April 30, 2016. Finally, in 2016, a total amount of €14.5 thousand was paid as other short-term benefit for the non-executive directors (2015: €4.95 thousand). These benefits related to the payment of tax advisory services.

POST-EMPLOYMENT BENEFITS

The post-employment benefits to the members of the executive committee are granted under separate retirement benefit schemes, including pension schemes, post-employment life insurance and additional individual pension contributions.

SEVERANCE PAYMENTS

The employment and management agreements of the members of the executive committee do not provide for severance compensation. They do not contain notice periods that exceed six months. However, Galapagos entered into undertakings with the members of the executive committee providing that, in case their contract with the group is terminated as a result of a change of control of Galapagos NV, they would be entitled to a severance compensation of 12 months’ base salary for the Chief Executive Officer and nine months’ base salary for the other executive committee members.

WARRANTS GRANTED IN 2016

In 2016, 60,000 warrants were granted to independent directors (2015: 8,820; 2014: 11,340) and 45,000 warrants were granted to the other non-executive directors (2015: 7,920; 2014: 7,920). The increase can be explained by the fact that the final acceptance and issuance of the warrants under Warrant Plan 2015 (B) took place in 2016, and are counted as warrants granted in 2016 along with the warrants granted under Warrant Plan 2016. The special shareholders’ meeting of December 22, 2015, upon the proposal of our nomination and remuneration committee, offered additional warrants to our directors under Warrant Plan 2015 (B) in light of an independent benchmarking exercise and recommendation by an external advisor, following the growth of the company and the U.S. listing on Nasdaq in 2015.

OTHER

No loans, quasi-loans or other guarantees were given by Galapagos NV or any of its subsidiaries to members of the board and of the executive committee. We have not entered into transactions with our key management personnel, other than as described above with respect to remuneration arrangements relating to the exercise of their mandates as members of the executive committee and the board of directors.

32. Consolidated companies as of December 31, 2016

		Year ended December 31,
		2016		2015	2014
Name of the subsidiary	Country	% voting right Galapagos NV (directly or indirectly through subsidiaries)	Change in % voting right previous period (2016 vs 2015)	% voting right Galapagos NV (directly or indirectly through subsidiaries)	% voting right Galapagos NV (directly or indirectly through subsidiaries)
Continuing operations:

BioFocus DPI AG	Switzerland	100%		100%	100%
BioFocus DPI LLC	United States	0%	(100%)	100%	100%
BioFocus, Inc.	United States	100%		100%	100%
Discovery Partners International GmbH	Germany	100%		100%	100%
Galapagos B.V.	The Netherlands	100%		100%	100%
Galapagos NV	Belgium	parent company		parent company	parent company
Fidelta d.o.o.	Croatia	100%		100%	100%
Galapagos SASU	France	100%		100%	100%
Inpharmatica Ltd.	United Kingdom	100%		100%	100%
Xenometrix, Inc.	United States	100%		100%	100%

Discontinued operations: *

Argenta Discovery 2009 Ltd.	United Kingdom	0%	—	0%	0%
BioFocus DPI (Holdings) Ltd.	United Kingdom	0%	—	0%	0%
BioFocus DPI Ltd.	United Kingdom	0%	—	0%	0%
Cangenix Ltd.	United Kingdom	0%	—	0%	0%

*	On April 1, 2014 these entities were sold to Charles River.

BioFocus DPI LLC was voluntarily cancelled in 2016.

There are no significant restrictions on the ability to access or use assets and settle liabilities.

There are no significant restrictions on the group’s ability to access or use assets, or settle liabilities of one of the group’s subsidiaries.

33. Company acquisitions and disposals

COMPANY DISPOSALS: SALE OF SERVICE DIVISION

On April 1, 2014, we sold our service division, comprising all service operations of BioFocus and Argenta in the UK and the Netherlands, to Charles River Laboratories International, Inc. In particular, we disposed of following companies which were previously fully consolidated: BioFocus DPI (Holdings) Ltd. and BioFocus DPI Ltd. (Saffron Walden, UK), Argenta Discovery 2009 Ltd. (Harlow, UK) and its subsidiary Cangenix Ltd. (Canterbury, UK). In addition, also certain assets from Galapagos B.V. (Leiden, the Netherlands) have been acquired by Charles River Laboratories International, Inc.

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

Critical judgments in applying accounting policies

Share subscription agreement with Gilead- classification as derivative financial asset or equity instrument

As described in note 7, Gilead Sciences, Inc. (“Gilead”) committed itself on December 16, 2015 to make a $425 million equity investment in Galapagos by subscribing to new shares at a fixed price of €58 per share, including issuance premium upon completion of the license and collaboration agreement with Galapagos that took place on January 19, 2016.

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

Despite the fact that this foreign exchange exposure was limited, management judged that this variability prevents the instrument from being classified as equity under IAS 32 and was therefore treated as a derivative at fair value through profit and loss.

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

Critical accounting estimates

Fair value re-measurement of the Gilead share subscription agreement (derivative financial asset instrument)

(Euro, in thousands)
Fair value at inception	39,003
Movement of 2015 ( recognized in the income statement)	(30,632)

Fair value per December 31, 2015	8,371

Movement of period January 1-19, 2016 ( recognized in the income statement)	57,479

Fair value per January 19, 2016	65,850

Derecognition of the financial asset through the share premium account	(65,850)

Fair value per December 31, 2016	—

The fair value measurement of this derivative financial asset was categorized as a level 3 in the fair value hierarchy of IFRS 13 Fair Value Measurement.

Its measurement was based on computing the difference between the strike price (58 EUR / share) and the anticipated Galapagos forward price, discounted to the valuation date. The notional was converted from USD to EUR by the FX forward rate and the number of shares was computed by dividing the EUR notional by the strike.

Input data were taken from Bloomberg as of December 16, 2015 and December 31, 2015, including:

•	EUR OIS Discount rates (curve 133)

•	Implied forward rate of the GLPG share at January 31, 2016

•	Implied FX Forward rate at January 31, 2016.

This computation was based on the following unobservable assumptions:

1)	Between the date that the deal was signed (December 16, 2015) till the date the deal was complete, the two counterparties could not back off from the deal and it was 100% certain that the regulator would give the green light.

2)	At the two valuation dates, it was assumed that the date when the deal will be complete would be January 31, 2016. This was the forward date where all the market data was taken from.

3)	It was assumed that the effect of the correlation between the Galapagos share price and the €/$ FX rate was negligible. This was reasonable given the very short maturity of the deal.

Relationship of unobservable inputs to the fair value measurement:

•	If one would have assumed that the closing date of the deal was January 19, 2016 (the actual closing date) the fair value of the derivative financial asset at December 31, 2015 would have been €8,367 thousands.

On January 19, 2016, the value of the financial asset at maturity amounted to €65.9 million, reflecting the share premium that Gilead paid above our closing share price on the day of the capital increase. This financial asset expired on the effective date of the share subscription agreement and was derecognized through the share premium account.

Share-based payments plans

We determine the costs of the share-based payments plans (our warrant plans) on the basis of the fair value of the equity instrument at grant date. Determining the fair value assumes choosing the most suitable valuation model for these equity instruments, by which the characteristics of the grant have a decisive influence. This assumes also the input into the valuation model of some relevant judgments, like the estimated expected life of the warrant and the volatility. The judgments made and the model used are further specified in note 30.

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

Corporate income taxes

Significant judgment is required in determining the use of tax loss carry forwards. Deferred tax assets arising from unused tax losses or tax credits are only recognized to the extent that there are sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized. Management’s judgment is that such convincing evidence is currently not sufficiently available except for two subsidiaries operating intercompany on a cost plus basis and as such a deferred tax asset is therefore recognized. As of December 31, 2016, we had a total of approximately €311.1 million of statutory tax losses carried forward which can be compensated with future taxable statutory profits for an indefinite period except for an amount of €18 million in Switzerland, Croatia, the United States and the Netherlands with expiry date between 2018 and 2030. As of December 31, 2016, the available tax losses carried forward in Belgium amounted to €230.9 million.

As from July 1, 2016, the existing Belgian patent income deduction (‘PID’) regime has been abolished and replaced by the innovation income deduction (‘IID’) regime (adopted by the Belgian Chamber of Representatives on February 2, 2017 and published in the official Belgian gazette on February 20, 2017).

Taxpayers benefitting from the previous PID regime will be able to still choose for the old PID regime (instead of the new IID regime) for five years (grandfathering until June 30, 2021).

The choice for the PID regime is however irrevocable. An assessment is currently ongoing to determine which regime is the most favorable for Galapagos. Given this ongoing assessment, the company has taken the position to make abstract of the new IID regime when estimating the tax provision in respect of assessment year 2017. In case the newly IID regime would be applied, it is possible that an additional carried-forward tax asset could be recognized (however subject to further analysis).

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

Categories of material financial assets and liabilities:

	December 31,
	2016	2015	2014
	(Euro, in thousands)
Financial assets:
Cash and cash equivalents	€973,241	€340,314	€187,712
Restricted cash (current and non-current)	7,668	7,903	10,728
Trade receivables	6,629	1,494	1,340
R&D incentives receivables (current and non-current)	64,342	58,545	51,296
Current financial asset from share subscription agreement	—	8,371	—
Available-for-sale financial assets	2,351	—	—
Other amounts receivable	3,078	2,426	1,862

Total financial assets	€1,057,309	€419,052	€252,937

Financial liabilities:
Trade & other payables	€31,269	€29,482	€30,007
Other non-current liabilities	2,469	2,291	923
Leasing debts	63	115	167
Tax payable	1,022	2,583	2,582

Total financial liabilities	€34,823	€34,471	€33,679

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

In connection with the agreement, we recognized a deferred income and an offsetting short-term financial asset (derivative) of €39 million upon signing of the share subscription agreement with Gilead as required under IAS 39. This financial asset initially reflected the share premium that Gilead committed to pay above the closing stock price of Galapagos on the day of entering into the subscription agreement. This amount also represented a deferred income that will be recognized in revenues at the same rhythm than the $300 million upfront payment for the license.

The fair value of this derivative financial asset was initially measured on December 16, 2015, based on the implied value of the Galapagos share at the end of January 2016, the implied volatility of the €/$ currency exchange rates and applicable discount rates.

Under IAS 39 the fair value of the derivative financial asset is re-measured at year end and again upon execution of the subscription agreement on January 19, 2016, when the financial asset expired. Variations in fair value of the financial asset are recorded in the income statement.

The decrease in the fair value of the financial asset resulting from the increase in the Galapagos share price between signing of the subscription agreement and December 31, 2015 resulted in a non-cash, fair value re-measurement of €30.6 million in the financial results. On December 31, 2015, the fair value of the financial asset was re-measured based on the implied value of the Galapagos share at the end of January 2016, the implied volatility of the €/$ currency exchange rates and applicable discount rates.

On January 19, 2016, the transaction was officially completed materialized by the share subscription of Gilead Biopharmaceutics Ireland Unlimited Company, of 6,760,701 new ordinary shares of Galapagos NV at a price of €58.00 per share including share premium, amounting to $425 million converted to €392,120,658 at a €/$ exchange rate of 1.0839.

The increase in the fair value of the financial asset resulting from the decrease in the Galapagos share price between January 1, 2016 and January 19, 2016 resulted in a positive non-cash gain of €57.5 million in the financial result of 2016.

On January 19, 2016, the value of the financial asset at maturity amounted to €65.9 million, reflecting the share premium that Gilead paid above our closing share price on the day of the capital increase. This amount was composed of (1) the initial measurement on the day of entering into the share subscription agreement for an amount of €39 million which was reported in deferred income and (2) the subsequent re-measurements of the financial asset, reported as financial result under IAS 39: €30.6 million fair value loss reported in the year 2015 and €57.5 million fair value gain reported in the first quarter of 2016, together a net fair value gain of €26.8 million. This financial asset expired on the effective date of the share subscription agreement and was derecognized through the share premium account.

Available-for-sale financial assets

On July 15, 2016, we invested €2.75 million in Pharnext, a French advanced clinical stage biopharmaceutical company developing new therapeutics for severe orphan and common neurological diseases, listed on Euronext. Galapagos has no restrictions on the sale of this equity investment and the asset is not pledged under any Galapagos’ liabilities. This investment is classified as available-for-sale equity investment which qualifies for level 1 fair value measurement based upon the closing price of the PXT securities on Euronext at each reporting date.

The market price of the Pharnext shares might face fluctuations and might be affected by a variety of factors, such as the global economic situation, the business development of competitors, sector mergers and acquisitions; it is difficult to mitigate this risk.

Liquidity risk

Our consolidated balance sheet shows an amount of €112.3 million as incurred losses at the end of 2016. Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. We have no credit lines. Such forecasting is based on realistic assumptions with regards to milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

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

Aging balance of receivables that are due, but that are still considered collectable:

	December 31,
	2016	2015	2014
	(Euro, in thousands)
60–90 days	€170	€86	€17
90–120 days	—	—	—
more than 120 days	€54	€17	€45

Our cash and cash equivalents are invested primarily in saving and deposit accounts. Saving and deposit accounts generate a small amount of interest income. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted at the beginning of the term.

Interest rate risk

The only variable interest-bearing financial asset is cash and cash equivalents.

Changes in interest rates may cause variations in interest income and expenses resulting from short term interest-bearing assets.

Management does not expect the short term interest rates to decrease significantly in the immediate foreseeable future, which limits the interest exposure on our cash and cash equivalents.

Effect of interest rate fluctuation

A 100 basis point increase in interest rates at balance sheet date would have increased profit and loss by approximately €10 million (2015: €3 million; 2014: €2 million); a 100 basis point decrease in interest rates would have decreased profit and loss by approximately €10 million (2015: €3 million; 2014 : €2 million).

Foreign exchange risk

We are exposed to foreign exchange risk arising from various currency exposures. Our functional currency is euro, but we receive payments from our main collaboration partners AbbVie and Gilead in U.S. dollar and acquire some consumables and materials in U.S. dollars, Swiss Francs, GB Pounds and Croatian Kuna.

To limit this risk, we attempt to align incoming and outgoing cash flows in currencies other than EUR. In addition, contracts closed by our different entities are mainly in the functional currencies of that entity, except for the alliance agreements signed with AbbVie and Gilead for which payments are denominated in U.S. dollars.

In order to further reduce this risk, a netting system was implemented in the course of 2012, which restrains intra-group payments between entities with a different functional currency. The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	Year ended December 31,
	2016	2015	2014
	(Euro, in thousands)
Net book value:
Increase in Euros—U.S. Dollars	€(16,863)	€506	€589
Increase in Euros—GB Pounds	130	164	138
Increase in Euros—CH Francs	165	169	181
Increase in Euros—HR Kunas	(95)	(50)	215
Increase in U.S. Dollars—GB Pounds	€(913)	€(907)	€(807)

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents held in U.S dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of cash at bank and in hand and cash equivalents, financial debt (which currently we barely have: as of December 31, 2016, we had no financial debt other than finance leases and advances from Oseo, a French public organization for innovation support, for €0.1 million), and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

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

36. Auditor’s remuneration

The statutory auditor’s fees for carrying out his mandate at group level amounted to €475.0 thousand in 2016 (2015: €235.0 thousand). The fees for audit-related services executed by the statutory auditor, in particular other assurance engagements primarily related to the performance of the audit or review of the company’s financial statements, amounted to €186.0 thousand in 2016 (2015: €538.4 thousand), of which €6.2 thousand related to legal assignments (2015: €33.0 thousand). Fees for persons related to the statutory auditor for carrying out an auditor’s mandate at group level amounted to €40.0 thousand in 2016 (2015: €45.0 thousand). The audit committee and the board of directors are of the opinion that these non-audit services do not affect the independence of the statutory auditor in the performance of his audit. The abovementioned additional fees were fully approved by the audit committee in accordance with article 133 §6 of the Belgian Companies Code.

37. Events after balance sheet date

On January 17, 2017, we announced the appointment of Dr. Walid Abi-Saab as Chief Medical Officer and member of the executive committee, beginning on March 1, 2017.

On January 20, 2017, the board of directors conditionally issued 150,000 warrants within the framework of the authorized capital, for the benefit of Dr. Abi-Saab (“Warrant Plan 2016 (B)”). The issuance of the warrants is subject to acceptance by Dr. Abi-Saab. These warrants have a term of eight years and an exercise price of €62.50.

On February 1, 2017, we announced the dosing of the first patient with CF Class III (F508del and a gating mutation like G551D) with our novel CF corrector GLPG2222 as an add-on to Kalydeco® in a Phase 2a study. We also announced the opening of an Investigational New Drug file with the U.S. Food & Drug Administration for GLPG2222, which triggered a $10 million milestone payment from AbbVie to Galapagos.

On March 10, 2017, we announced the initiation of two additional Phase 2 studies with filgotinib: one in small bowel Crohn’s disease, and one in fistulizing Crohn’s disease.

On March 22, 2017, we announced the initiation of a Phase 1 trial with GLPG3067, triggering a $7.5 million milestone payment from our collaboration partner AbbVie.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALAPAGOS NV

/s/ Onno van de Stolpe
By:	Onno van de Stolpe
Title:	Chief Executive Officer (Principal Executive Officer)

Date: March 23, 2017

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date (mm/dd/yyyy)

1.1	Articles of Association (English translation), as amended	Form S-8	333-215783	4.1	01/27/2017

2.1	Form of Deposit Agreement	Form F-1/A	333-203435	4.1	04/30/2015

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	Form F-1/A	333-203435	4.2	04/30/2015

4.1	Lease dated June 30, 1999 between the registrant and Innotech N.V., as amended (English translation)	Form F-1	333-203435	10.1	04/15/2015

4.2†	Warrant Plans (English translation)	Form F-1/A	333-203435	10.3	05/11/2015

4.3**	Collaboration Agreement dated February 28, 2012 between the registrant and Abbot Hospitals Limited, as amended	Form F-1/A	333-203435	10.4	05/05/2015

4.4**	Collaboration Agreement dated September 23, 2013 between the registrant and AbbVie S.à.r.l.	Form F-1/A	333-203435	10.5	05/05/2015

4.5†	Employment and Management Agreements between Onno van de Stolpe and the registrant and its affiliates (English translation)	Form F-1	333-203435	10.6	04/15/2015

4.6##	Sale & Purchase Agreement dated March 13, 2014 between the registrant and Charles River Laboratories Holding Limited, as amended	Form F-1	333-203435	10.7	04/15/2015

4.7†	Warrant Plan 2015 (B) (English translation)	Form S-8	333-208697	99.1	12/22/2015

4.8**	License and Collaboration Agreement dated December 16, 2015 by and between the registrant and Gilead Biopharmaceutics Ireland Unlimited Company	Form 6-K	001-37384	10.1	01/19/2016

4.9**	Amended and Restated Collaboration Agreement dated April 28, 2016 by and between the registrant and AbbVie S.à.r.l.	Form 6-K	001-37384	10.1	06/01/2016

4.10†	Warrant Plan 2016 (English translation)	Form S-8	333-211834	99.1	06/03/2016

4.11†	Warrant Plan 2016 (B) (English translation)	Form S-8	333-215783	99.1	01/27/2017

4.12†#	Warrants Plans 2015 RMV and 2016 RMV (English translation)

4.13#	Lease Addendum dated April 28, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)

8.1#	List of subsidiaries of the registrant

12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date (mm/dd/yyyy)

13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA

#	Filed herewith.
*	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
##	Certain exhibits and schedules to these agreements were omitted from the registration statement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any of the exhibits and schedules to the U.S. Securities and Exchange Commission upon request.
**	Confidential treatment status has been granted as to certain portions thereto, which portions are omitted and filed separately with the U.S. Securities and Exchange Commission.