Form 20-F
period 2017-12-31
GALAPAGOS NV
filed 2018-03-23
CIK 1421876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐         SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

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

Ordinary shares, no par value per share: 50,936,778 as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.    ☒  Yes    ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

We own various trademark registrations and applications, and unregistered trademarks, including GALAPAGOS, FIDELTA, and our corporate logo. All other trade names, trademarks and service marks referred to in this annual report on Form 20‑F, or this annual report, are the property of their respective owners. Trade names, trademarks and service marks of other companies appearing in this annual report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this annual report may be referred to without the  ®  and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;
•	our ability to advance product candidates into, and successfully complete, clinical trials;
•	our reliance on the success of our product candidate filgotinib and certain other product candidates;
•	the timing or likelihood of regulatory filings and approvals;
•	our ability to develop sales and marketing capabilities;
•	the commercialization of our product candidates, if approved;
•	the pricing and reimbursement of our product candidates, if approved;
•	the implementation of our business model, strategic plans for our business, product candidates and technology;
•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;
•	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

•	cost associated with defending against intellectual property infringement, product liability, and other claims;
•	regulatory development in the United States, Europe, and other jurisdictions;
•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
•	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;
•	our ability to maintain and establish collaborations or obtain additional grant funding;
•	the rate and degree of market acceptance of our product candidates if approved by regulatory authorities;
•	our financial performance;
•	developments relating to our competitors and our industry, including competing therapies;
•	our ability to effectively manage and anticipate growth;
•	our ability to attract and retain qualified employees and key personnel;
•	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance; and
•	other risks and uncertainties, including those listed in the section of this annual report titled “Item 3.D.—Risk Factors.”

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

Please see the Glossary of Terms on page 91 for definitions of scientific and other terms used in this annual report.

PART I

Item 1       Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2       Offer Statistics and Expected Timetable.

Not applicable.

Item 3       Key Information.

A.     Selected Financial Data.

Our consolidated audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected statements of consolidated operations data, selected statements of consolidated financial position and selected statements of consolidated cash flows, each as of December 31, 2017, 2016, 2015, 2014, and 2013 from our consolidated audited financial statements. This data should be read together with, and is qualified in its entirety by reference to, “Item 5—Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this annual report. Our historical results are not necessarily indicative of the results to be expected in the future.

Consolidated statement of operations:

	Year ended December 31,
	2017	2016	2015	2014	2013
	(Euro, in thousands, except share and per share data)
Revenues	€127,087	€129,519	€39,563	€69,368	€76,625
Other income	28,830	22,093	21,017	20,653	19,947
Total revenues and other income	155,918	151,612	60,579	90,021	96,572

Research and development expenditure	(218,502)	(139,573)	(129,714)	(111,110)	(99,380)
General and administrative expenses	(24,415)	(21,744)	(19,127)	(13,875)	(12,353)
Sales and marketing expenses	(2,803)	(1,785)	(1,182)	(992)	(1,464)
Restructuring and integration costs	—	—	—	(669)	(290)
Total operating expenses	(245,720)	(163,103)	(150,023)	(126,646)	(113,487)

Operating loss	(89,802)	(11,491)	(89,444)	(36,624)	(16,915)

Fair value re-measurement of share subscription agreement	—	57,479	(30,632)	—	—
Other financial income	4,877	9,950	1,987	2,291	2,182
Other financial expenses	(30,582)	(1,692)	(1,539)	(867)	(1,402)

Income / loss (-) before tax	(115,507)	54,246	(119,627)	(35,201)	(16,135)

Income taxes	(198)	(235)	1,218	(2,103)	(676)

Net income / loss (-) from continuing operations	(115,704)	54,012	(118,410)	(37,303)	(16,811)

Net income from discontinued operations	—	—	—	70,514	8,732

Net income / loss (-)	€(115,704)	€54,012	€(118,410)	€33,211	€(8,079)
Net income / loss (-) attributable to:
Owners of the parent	(115,704)	54,012	(118,410)	33,211	(8,079)
Basic income / loss (-) per share	€(2.34)	€1.18	€(3.32)	€1.10	€(0.28)
Diluted income / loss (-) per share	€(2.34)	€1.14	€(3.32)	€1.10	€(0.28)
Basic income/ loss (-) per share from continuing operations	€(2.34)	€1.18	€(3.32)	€(1.24)	€(0.58)
Diluted income/ loss (-) per share from continuing operations	€(2.34)	€1.14	€(3.32)	€(1.24)	€(0.58)
Weighted average number of shares - Basic (in '000 shares)	49,479	45,696	35,700	30,108	28,787
Weighted average number of shares - Diluted (in '000 shares)	49,479	47,308	35,700	30,108	28,787

Condensed consolidated statement of financial position:

	December 31,
	2017	2016	2015	2014	2013
	(Euro, in thousands)
Cash and cash equivalents	€1,151,211	€973,241	€340,314	€187,712	€138,175
Total assets	1,286,274	1,083,338	442,514	270,467	287,374

Share capital	233,414	223,928	185,399	157,274	154,542
Share premium account	993,025	649,135	357,402	114,182	112,484
Total equity	1,011,983	758,701	364,999	206,135	167,137
Total non-current liabilities	102,592	220,846	5,103	3,976	7,678
Total current liabilities	171,699	103,791	72,412	60,356	112,559
Total liabilities	274,291	324,637	77,515	64,332	120,237
Total liabilities and equity	€1,286,274	€1,083,338	€442,514	€270,467	€287,374

Condensed consolidated statement of cash flows:

	2017	2016	2015	2014	2013
	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€973,241	€340,314	€187,712	€138,175	€94,369
Net cash flows generated / used (-) in operating activities	(147,030)	239,403	(114,590)	(75,555)	1,846
Net cash flows generated / used (-) in investing activities	(549)	(7,287)	(4,297)	120,606	(11,988)
Net cash flows generated in financing activities	353,357	395,996	271,370	4,214	54,495
Effect of exchange rate differences on cash and cash equivalents	(27,808)	4,816	118	271	(548)
Cash and cash equivalents at end of the period	€1,151,211	€973,241	€340,314	€187,712	€138,175

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

	Year ended December 31,
	2013	2014	2015	2016	2017
High	1.3816	1.3927	1.2015	1.1516	1.2041
Low	1.2774	1.2101	1.0524	1.0375	1.0416
Rate at end of period	1.3779	1.2101	1.0859	1.0552	1.2022
Average rate per period	1.3281	1.3297	1.1096	1.1070	1.1298

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of the month based on the noon buying rate as described above.

	September	October	November	December	January	February
	2017	2017	2017	2017	2018	2018
High	1.2041	1.1847	1.1936	1.2022	1.2488	1.2482
Low	1.1747	1.1580	1.1577	1.1725	1.1922	1.2211
Rate at end of period	1.1813	1.1648	1.1898	1.2022	1.2428	1.2211

On December 29, 2017, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = U.S.$1.2022. Unless otherwise indicated, currency translations in this annual report reflect the December 31, 2017 exchange rate.

On March 16, 2018, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = U.S.$1.2280.

B.     Capitalization and Indebtedness.

Not applicable.

C.     Reasons for the Offer and Use of Proceeds.

Not applicable.

D.     Risk Factors.

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the U.S. Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to Product Development, Regulatory Approval and Commercialization

We are heavily dependent on the success of our product candidate filgotinib. We are also dependent on the success of our other late-stage product candidates, such as our CF candidates (including GLPG1837, GLPG2451, GLPG3067, GLPG2222, GLPG2851, GLPG2737, and GLPG3221 and combinations of these), GLPG1690, GLPG1972 and MOR106. We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

Filgotinib is currently undergoing Phase 3 studies in rheumatoid arthritis, or RA, and in Crohn’s disease, or CD, and a Phase 2b/3 trial in ulcerative colitis, or UC, by our collaboration partner Gilead. Our business and future success is substantially dependent on our ability to develop, obtain regulatory approval for, and then successfully commercialize our product candidate filgotinib, either alone or in a partnership. Our business and future success also depend on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize our other late-stage product candidates, such as our cystic fibrosis, or CF, candidates (including GLPG1837, GLPG2451, GLPG3067, GLPG2222, GLPG2851, GLPG2737, and GLPG3221 and combinations of these), GLPG1690, GLPG1972 and MOR106. We completed Phase 2 trials in certain mutations of CF with potentiator GLPG1837 in 2016; we completed the ALBATROSS and FLAMINGO Phase 2 trials in 2017 with GLPG2222, a CF corrector; we completed Phase 1 trials in 2017 for GLPG2451, a CF potentiator; we completed a Phase 1 trial in 2017 and started the PELICAN Phase 2 patient trial with GLPG2737, a CF corrector; we initiated a Phase 1 study in 2017 with GLPG3221, a CF corrector; we initiated a Phase 1 study in 2017 with GLPG3067, a CF potentiator; we initiated a Phase 1 study in 2017 with GLPG2851, a CF corrector; we completed the FLORA Phase 2a trial for idiopathic pulmonary fibrosis, or IPF, with GLPG1690 in 2017; we completed a Phase 1b trial with GLPG1972 in osteoarthritis, or OA, patients in 2017; and we completed a Phase 1b trial in 2017 with MOR106, a human monoclonal antibody, in patients with atopic dermatitis, or AtD. Our product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, a commercial organization, substantial investment and significant marketing efforts before any revenues can be generated from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, the EMA, or any other comparable regulatory authority, and we may never receive such regulatory approval for any of our product candidates. We cannot assure you that our clinical trials for filgotinib, our CF candidates (including GLPG1837, GLPG2451, GLPG3067, GLPG2222, GLPG2851, GLPG2737, and GLPG3221 and combinations of these), GLPG1690, GLPG1972 or MOR106 will be completed in a timely manner, or at all, or that we will be able to obtain approval from the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or any other comparable regulatory authority for any of these product candidates. We cannot be certain that we will advance any other product candidates into clinical trials. If any of filgotinib, our CF candidates (including GLPG1837, GLPG2451, GLPG3067, GLPG2222, GLPG2851, GLPG2737, and GLPG3221 and combinations of these), GLPG1690, GLPG1972 or MOR106 or any future product candidate is not approved and commercialized, we will not be able to generate any product revenues for that product candidate. Moreover, any delay or setback in the development of any product candidate could adversely affect our business and cause the price of the ADSs or our ordinary shares to fall.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we are currently primarily focused on the development of filgotinib, our CF candidates (including GLPG1837, GLPG2451, GLPG3067, GLPG2222, GLPG2851, GLPG2737, and GLPG3221 and combinations of these), GLPG1690, GLPG1972, and MOR106. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

The regulatory approval processes of the FDA, the EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are unable ultimately to obtain regulatory approval for our product candidates, our business will be substantially harmed.

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
•

filgotinib and our other product candidates (except for our CF program and GLPG1972) are developed to act against targets discovered by us, and because our product candidates are novel mode of action products, they can carry an additional risk regarding desired level of efficacy and safety profile;

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

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our or our collaboration partners’ failure to obtain regulatory approval to market filgotinib, our CF compounds (as monotherapies and in combination), GLPG1690, GLPG1972, MOR106, and/or other product candidates, which would harm our business, results of operations and prospects significantly. In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In certain jurisdictions, regulatory authorities may not approve the price we intend to charge for our products. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

We have not previously submitted an NDA, a BLA, a marketing authorization application, or any similar drug approval filing to the FDA, the EMA or any comparable regulatory authority for any product candidate, and we cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights or share in revenues from the exercise of such rights. If the markets for patient subsets that we are targeting (such as RA, CD, UC, CF, OA, and AtD) are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

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

The policies of the FDA, the EMA, and other comparable regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

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

In addition, there may be dose limitations imposed for male patients who are prescribed filgotinib, if approved. In connection with the DARWIN clinical program, we agreed with the FDA to exclude the 200 mg filgotinib daily dose for male subjects in the United States; males received a maximum daily dose of 100 mg in the U.S. sites in these trials. This limitation was not imposed by any other regulatory agency in any other jurisdiction in which the Phase 2 DARWIN clinical program is being conducted. We agreed to this limitation because in both rat and dog toxicology studies, filgotinib induced adverse effects on the male reproductive system and the FDA determined there was not a sufficient safety margin between the filgotinib exposure at the no-observed-adverse-effect-level observed in these studies and the anticipated human exposure at the 200 mg daily filgotinib dose. Accordingly, in connection with the DARWIN 3 open-label, long-term extension clinical trial, in the United States, male subjects are dosed at 100‑mg-daily-dose only. Male participants in this study and their partners are required to use highly effective contraceptive measures for the duration of the study and during a washout period thereafter. As an additional safety measure, we monitor clinical laboratory changes in hormone levels for subjects in the DARWIN 3 clinical trial.

More recently generated nonclinical data showed filgotinib did not induce any macroscopic or microscopic findings in the male reproductive system in animals with higher filgotinib exposure versus previous studies.

The Phase 3 FINCH program, led by our collaboration partner Gilead, is evaluating 100 mg and 200 mg filgotinib in both males and females in major RA patient populations worldwide. Men and women in both the Phase 2b/3 SELECTION and Phase 3 DIVERSITY trials in UC and CD, respectively, will be randomized to receive placebo, 100 mg or 200 mg filgotinib. In these SELECTION and DIVERSITY trials in the United States, males may receive 200 mg only if they failed conventional therapy, anti-TNF and vedolizumab. The filgotinib Phase 3 programs also contain a dedicated male patient testicular safety study.

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

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions in which such trials are being conducted, or by the FDA, the EMA or other comparable regulatory authorities, or recommended for suspension or termination by the Data Monitoring Committee, or the DMC, for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA or other comparable regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, including those seen in the class to which our product candidates belong, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. For example, it is possible that safety issues or adverse side effects could be observed in trials for filgotinib in RA, CD, and UC and other current and potential indications in which we investigate it; for our CF candidates (including GLPG1837, GLPG2451, GLPG3067, GLPG2222, GLPG2851, GLPG2737, and GLPG3221 and combinations of these) in CF; for GLPG1690 in IPF; for GLPG1972 in OA; or for MOR106 in AtD, which could result in a delay, suspension or termination of the ongoing trials of filgotinib (in one or more indications), our CF candidates, GLPG1690, GLPG1972 or MOR106. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If filgotinib, our CF candidates (including GLPG1837, GLPG2451, GLPG3067, GLPG2222, GLPG2851, GLPG2737, and GLPG3221 and combinations of these), GLPG1690, GLPG1972, MOR106 or any other product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be materially harmed. For example, if the results of ongoing or future trials for filgotinib do not achieve the primary efficacy endpoints or demonstrate unexpected safety findings, the prospects for approval of filgotinib, as well as the price of the ADSs or our ordinary shares and our ability to create shareholder value could be materially and adversely affected.

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

We initiated our first clinical study in 2009, and for nine of our compounds, Phase 2 studies have been initiated. Phase 3 studies in RA and CD and a Phase 2b/3 trial in UC have been initiated by our collaboration partner Gilead for filgotinib.

The rates at which we complete our scientific studies and clinical trials depend on many factors, including, but not limited to, patient enrollment.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. With respect to clinical development of our CF candidates (including GLPG1837, GLPG2451, GLPG3067, GLPG2222, GLPG2851, GLPG2737, and GLPG3221 and combinations of these), the availability of, for example, Kalydeco®, Orkambi®, and Symdeko™, which are drugs developed by Vertex to be used to treat patients with certain mutations of CF, may cause patients to be less willing to participate in our clinical trial in regions in which therapy has been approved. Since CF is a competitive market in certain regions such as the United States and the European Union with a number of product candidates in development, patients may have other choices with respect to potential clinical trial participation and we may have difficulty in reaching our enrollment targets. In addition, the relatively limited number of CF patients worldwide may make enrollment more challenging. Any of these occurrences may harm our clinical trials and by extension, our business, financial condition and prospects.

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

Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, healthcare payers, patients and the medical community.

Even if we obtain regulatory approval for one or more of our product candidates, the product may not gain market acceptance among physicians, healthcare payers, patients and the medical community, which is critical to commercial success. Market acceptance of any product candidate for which we receive approval depends on a number of factors, including:

•	the efficacy and safety as demonstrated in clinical trials;
•	the timing of market introduction of the product candidate as well as competitive products;
•	the clinical indications for which the product candidate is approved;

•	acceptance by physicians, the medical community and patients of the product candidate as a safe and effective treatment;
•	the convenience of prescribing and initiating patients on the product candidate;
•	the potential and perceived advantages of such product candidate over alternative treatments;
•	the cost of treatment in relation to alternative treatments, including any similar generic treatments;
•	the availability of coverage and adequate reimbursement and pricing by third-party payers and government authorities;
•	relative convenience and ease of administration;
•	the prevalence and severity of adverse side effects; and
•	the effectiveness of sales and marketing efforts.

If our product candidates are approved but fail to achieve an adequate level of acceptance by physicians, healthcare payers, patients and the medical community, we will not be able to generate significant revenues, and we may not become or remain profitable.

If we are not able to maintain orphan product designation for GLPG1690, or obtain such status for other or for future product candidates for which we seek this status, or if our competitors are able to obtain orphan product exclusivity before we do, we may not be able to obtain approval for our competing products for a  significant period of time.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity. This exclusivity precludes the EMA or the FDA, as applicable, from approving another marketing application for the same or, in the EU, a similar drug for the same indication for that time period, unless, among other things, the later product is clinically superior. The applicable period is seven years in the United States and ten years in the European Union following marketing approval. The EU exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation, for example if the drug is sufficiently profitable so that market exclusivity is no longer justified.

Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective, or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition or if the incidence and prevalence of patients who are eligible to receive the drug in these markets materially increase. Although we have obtained orphan designation for GLPG1690 for IPF in the European Union in September 2016 and the United States in June 2017, even after an orphan drug is approved, a similar drug can subsequently be approved for the same condition if the competent regulatory agency concludes that the later drug is safer, more effective or otherwise clinically superior.

If we lose orphan drug exclusivity or if our competitors obtain orphan drug exclusivity for other rare diseases or conditions we are targeting before we do, we may be precluded from obtaining marketing authorization or we may lose out on the potential benefits of market exclusivity.

We may also seek orphan drug designation for other product candidates,  but we may not obtain such designation.

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

We currently do not have a marketing or sales organization for the marketing, sales and distribution of pharmaceutical products. In order to independently commercialize any product candidates that receive marketing approval and for which we maintain commercial rights, we would have to build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. In the event of successful development of filgotinib, our CF candidates (including GLPG1837, GLPG2451, GLPG3067, GLPG2222, GLPG2851, GLPG2737, and GLPG3221, and combinations of these), GLPG1690, GLPG1972, MOR106 or any other product candidates for which we maintain commercial rights, we may elect to build a targeted specialty sales force which will be expensive and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to our product candidates, we may choose to partner with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. In the instance of filgotinib, under our collaboration agreement with Gilead, under which we exercised our co-promotion option with respect to licensed products, we assume a portion of the co-promotion effort in the United Kingdom, Germany, France, Italy, Spain, the Netherlands, Belgium, and Luxembourg and share equally in the net profit and net losses in these territories instead of receiving royalties in those territories during the period of co-promotion. In the instance of our CF portfolio of drugs aimed at a triple combination therapy, under our collaboration agreement with AbbVie, if we exercise our co-promotion option with respect to a licensed product, we would assume a portion of the co-promotion effort in the Netherlands, Belgium and Luxembourg and share in the net profit and net losses in these territories instead of receiving royalties in those territories during the period of co-promotion. If we are unable to enter into collaborations with third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such partner does not devote sufficient resources to the commercialization of our product or otherwise fails in commercialization efforts, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future revenue will be materially and adversely impacted.

Coverage and reimbursement decisions by third-party payers may have an adverse effect on pricing and market acceptance.

There is significant uncertainty related to the third-party coverage and reimbursement of newly approved drugs. To the extent that we retain commercial rights following clinical development, we would seek approval to market our product candidates in the United States, the European Union and other selected jurisdictions. Market acceptance and sales of our product candidates, if approved, in both domestic and international markets will depend significantly on the availability of adequate coverage and reimbursement from third-party payers for any of our product candidates and may be affected by existing and future healthcare reform measures. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that coverage and adequate reimbursement will be available for any of our product candidates, if approved. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, any of our product candidates, if approved. If reimbursement is not available or is available on a limited basis for any of our product candidates, if approved, we may not be able to successfully commercialize any such product candidate. Reimbursement by a third-party payer may depend upon a number of factors, including, without limitation, the third-party payer’s determination that use of a product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payer is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payer. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement or to have pricing set at a satisfactory level. If reimbursement of our future products, if any, is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels such as may result where alternative or generic treatments are available, we may be unable to achieve or sustain profitability.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. Any negotiated prices for any of our product candidates, if approved, covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain outside of the Medicare Part D prescription drug plan. Moreover, while Medicare Part D applies only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment under Medicare Part D may result in a similar reduction in payments from non-governmental payers.

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

The United States and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell any of our product candidates profitably, if approved. Among policy-makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future.

The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may adversely affect:

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
•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increasing to 70% effective January 1, 2019) point-of-sale discounts on negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013. In January 2013, then-President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several types of providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding.

As a result of the 2016 election in the United States, there is great political uncertainty concerning the fate of the ACA and other healthcare laws. The Trump administration and the leadership of the Republican majority in the U.S.

Congress have spoken of their desire to repeal the ACA and may seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. There have been a number of changes implemented to date, and additional changes may be adopted in the future. The changes that have already been implemented and any future changes will take time to unfold, and could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the ACA. Such reforms could have an adverse effect on anticipated revenues from therapeutic candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop therapeutic candidates. However, we cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on us. We expect that the ACA, as well as other healthcare reform measures that have been and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product, and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may compromise our ability to generate revenue, attain profitability or commercialize our products.

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

In the field of RA, therapeutic approaches have traditionally relied on disease-modifying anti-rheumatic drugs, or DMARDS, such as MTX and sulphasalazine as first-line therapy. These oral drugs work primarily to suppress the immune system and, while effective in this regard, the suppression of the immune system leads to an increased risk of infections and other side effects. Accordingly, in addition to DMARDS, monoclonal antibodies targeting tumor necrosis factor, or TNF, like AbbVie’s Humira, or IL‑6 like Roche’s Actemra, have been developed. These biologics, which must be delivered via injection, are currently the standard of care as first- and second-line therapies for RA patients who have an inadequate response to DMARDS. Xeljanz (tofacitinib citrate), marketed by Pfizer, was approved in November 2012 by the FDA and in March 2017 by the EMA as an oral treatment for the treatment of adult patients with RA who have had an inadequate response to, or who are intolerant of, MTX. Xeljanz is the first Janus kinase, or JAK, inhibitor for RA approved for commercial sale in the United States. We are aware of other JAK inhibitors in development for patients with RA, including a once-daily JAK1/2 inhibitor called baricitinib which is being developed by Lilly, approved by the EMA for RA and expected to be approved by the FDA for RA in 2018, a JAK3/2/1 inhibitor called ASP015k which is being developed in Japan by Astellas, and a JAK inhibitor called ABT‑494 which is being developed in Phase 3 in RA by AbbVie. Our collaboration partner Gilead initiated a Phase 3 trial for filgotinib in August 2016. We expect that filgotinib, which we are developing to treat patients with moderate to severe RA who have an inadequate response to MTX, will compete with all of these therapies. If generic or biosimilar versions of these therapies are approved we would expect to also compete against these versions of the therapies.

In the field of inflammatory bowel disease, or IBD, first line therapies are oral (or local) treatments with several low-cost generic compounds like mesalazine, more effective in UC and azathioprine, more effective in CD. Steroids like budesonide are used in both UC and CD. Companies like Santarus have developed controlled-release oral formulation with the aim to have local intestinal delivery of budesonide thereby limiting systemic side effects. For more advanced therapy, monoclonal antibodies with various targets such as TNF and more recently, integrins by vedolizumab (Entyvio), marketed by Takeda, and ustekinumab, marketed by Johnson & Johnson, are approved. We are also aware of other biologics in clinical development for these indications, such as: ozanimod, which is being developed by Celgene and has shown efficacy in a Phase 2 trial in UC and CD. There are also several novel oral treatments being explored in Phase 2 and Phase 3, including Pfizer’s Xeljanz, which has been filed for approval in UC. The large number of treatments for UC, and somewhat less for CD, presents a substantial level of competition for any new treatment entering the IBD market. Gilead, under our collaboration agreement, initiated a Phase 3 trial for filgotinib for CD in November 2016 and a Phase 2b/3 trial for filgotinib for UC in December 2016. We expect that filgotinib, which we are developing to treat patients with moderately to severely active CD and UC, will compete with all of these therapies. If generic or biosimilar versions of these therapies are approved, we would expect to also compete against these versions of the therapies.

In the field of CF, all but three of the approved therapies to treat CF patients have been designed to treat the symptoms of the disease rather than its cause. Kalydeco, marketed by Vertex, is currently the only approved therapy to address the cause of Class III mutation CF. Kalydeco is a CF transmembrane conductance regulator, or CFTR, potentiator to treat CF in patients with a Class III (G551D) mutation of the CFTR gene. Vertex also markets Orkambi, which is Kalydeco and lumacaftor, a corrector molecule for patients with a Class II (F508del) mutation of the CFTR gene, a broader patient population. Vertex obtained FDA approval in July 2015 for Orkambi in the United States and obtained European Commission Marketing Authorization for Orkambi in Europe in November 2015. Vertex obtained approval for Symdeko, a combination of corrector tezacaftor and potentiator ivacaftor for patients with a Class II (F508del) mutation in February 2018 in the United States. We are also aware of other companies, including Novartis, Pfizer, Proteostasis and ProQR, and not-for-profit organizations like Flatley Discovery Lab, which are actively developing product candidates for the treatment of CF. These typically target the CFTR protein as potentiators, correctors, or other modulators of its activity. We expect that our CF portfolio aimed at a triple combination therapy will compete with all these therapies. If generic or biosimilar versions of these therapies are approved we would expect to also compete against these versions of the therapies.

In the field of IPF there are two approved disease modifying drugs: pirfenidone (Esbriet), marketed by Roche, and nintedanib (Ofev), marketed by Boehringer Ingelheim. These drugs prolong life for IPF patients by months, leaving an unmet medical need for those developing disease-modifying drugs in this field. Fibrogen has pamrevlumab and Prometic has PBI-4050 in Phase 3 development in IPF.

In the field of OA, there are currently no disease-modifying drugs approved. Current treatment involves weight loss, physical therapy, and pain management. Medivir announced in September 2017 that a trial in patients with knee OA with MIV-711, a cathepsin K inhibitor, demonstrated structural benefit.

In the field of AtD, generic drugs are approved standard of care, including immunomodulators cyclosporine and mycophenolate mofetil and topical treatments. Dupilimab (Dupixent), marketed by Sanofi, was approved by FDA and EMA in 2017 for use in AtD. There are disease-modifying biologics and small molecules currently in development.

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

Combination therapies, such as using our wholly-owned product candidates as well as third-party agents, involve unique adverse events that could be exacerbated compared to adverse events from monotherapies or could lead to unfavorable drug-drug interactions. These types of adverse events could be caused by our product candidates or drug interactions and could also cause us, our collaboration partners or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA or other comparable regulatory authority. For example, we or our collaboration partners may voluntarily suspend or terminate clinical trials if at any time one of our product candidates or a combination therapy including any of them presents an unacceptable safety risk to the clinical trial patients. This, in turn, could prevent us or our collaboration partners from commercializing our product candidates. Results of our trials could reveal a high and unacceptable severity or prevalence of adverse events.

Risks Related to Our Financial Position and Need for Additional Capital

We are a clinical-stage company with no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.

We are a clinical-stage biotechnology company and we have not yet generated any product income. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been limited to developing our technology and undertaking pre-clinical studies and clinical trials of our product candidates, including filgotinib, our CF candidates (including GLPG1837, GLPG2451, GLPG3067, GLPG2222, GLPG2851, GLPG2737, and GLPG3221 and combinations of these), GLPG1690, GLPG1972 and MOR106. We may not have the ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never be profitable.

We have incurred significant operating losses since our inception in 1999. We have incurred net losses of €118.4 million for the year ended December 31, 2015, net profits of €54.0 million for the year ended December 31, 2016, and net losses of €115.7 million for the year ended December 31, 2017. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital. In January 2016, Gilead made an equity investment in Galapagos through a subscription of new ordinary shares, which resulted in a positive non-cash fair value gain of €57.5 million in the financial result of 2016, contributing significantly to net profits recorded in 2016. We expect to continue incurring significant research, development and other expenses related to our ongoing operations, and to continue incurring operating losses for the foreseeable future. We also expect these losses to increase, due to higher costs of later stage development, as we continue our development of, and to seek regulatory approvals for, our product candidates.

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

Our operations have consumed substantial amounts of cash since inception. We are currently conducting clinical trials for filgotinib, our CF candidates (including GLPG1837, GLPG2451, GLPG3067, GLPG2222, GLPG2851, GLPG2737, and GLPG3221 and combinations of these), GLPG1690, GLPG1972 and MOR106. Developing pharmaceutical product candidates, including conducting clinical trials, is expensive. We will require substantial additional future capital in order to complete clinical development and, if we are successful, to commercialize any of our current product candidates. If the FDA, or any other comparable regulatory agency, such as the EMA, requires that we perform studies or trials in addition to those that we currently anticipate with respect to the development of our product candidates, or repeat studies or trials, our expenses would further increase beyond what we currently expect, and any delay resulting from such further or repeat studies or trials could also result in the need for additional financing.

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

The collaboration arrangements that we have established, and any collaboration arrangements that we may enter into in the future may not ultimately be successful, which could have a negative impact on our business, results of operations, financial condition and growth prospects. If we partner with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. It is possible that a collaboration partner may not devote sufficient resources to the development or commercialization of our product candidate or may otherwise fail in development or commercialization efforts, in which event the development and commercialization of such product candidate could be delayed or terminated and our business could be substantially harmed. In particular, we are heavily dependent on Gilead for its further development of our product candidate filgotinib and on AbbVie for its further development of our triple combination product candidates for the treatment of CF. Gilead and AbbVie may not devote sufficient resources or give sufficient priority to the filgotinib program or CF collaboration, respectively. Our collaborators may not elect to advance the product candidates on which we collaborate. Gilead may not be successful in the further development and commercialization of filgotinib, even when they do devote resources and prioritize their efforts for filgotinib. AbbVie may not be successful in the further development and commercialization of our potential triple combination product for the treatment of CF.

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

Developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive. Accordingly, we have sought and may in the future seek to enter into collaborations with companies that have more resources and experience. If we are unable to obtain a collaboration partner for our product candidates, we may be unable to advance the development of our product candidates through late-stage clinical development and seek approval in any market. In situations where we enter into a development and commercial collaboration arrangement for a product candidate, we may also seek to establish additional collaborations for development and commercialization in territories outside of those addressed by the first collaboration arrangement for such product candidate. If any of our product candidates receives marketing approval, we may enter into sales and marketing arrangements with third parties with respect to otherwise unlicensed or unaddressed territories. There are a limited number of potential collaboration partners, and we expect to face competition in seeking appropriate collaboration partners. If we are unable to enter into any development and commercial collaborations and/or sales and marketing arrangements on acceptable terms, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

We rely on third parties to conduct our pre-clinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon CROs to monitor and manage data for our pre-clinical and clinical programs. We rely on these parties for execution of our pre-clinical studies and clinical trials, and we control only certain aspects of their activities. We and our CROs also rely upon clinical sites and investigators for the performance of our clinical trials in accordance with the applicable protocols and applicable legal and regulatory requirements and scientific standards. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol and applicable legal and regulatory requirements and scientific standards, and our reliance on CROs as well as clinical sites and investigators does not relieve us of our regulatory responsibilities. We are required to, and do, have mechanisms in place to adequately manage, oversee and control our clinical trials, including selection of CROs, auditing activities, strong focus on set-up (during which deliverables, timelines and roles and responsibilities are defined), and strong oversight during the conduct of clinical trials. We, our CROs, as well as the clinical sites and investigators are required to comply with current GCPs, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, investigators and clinical sites. If we, any of our CROs or any of the clinical sites or investigators fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. We also cannot assure you that our CROs, as well as the clinical sites and investigators, will perform our clinical trials in accordance with the applicable protocols as well as applicable legal and regulatory requirements and scientific standards, or report the results obtained in a timely and accurate manner. In addition to GCPs, our clinical trials must be conducted with products produced under cGMP regulations. While we have agreements governing activities of our CROs, we have limited influence over the actual performance of our CROs as well as the performance of clinical sites and investigators. In addition, significant portions of the clinical trials for our product candidates are and will continue to be conducted outside of Belgium, which will make it more difficult for us to monitor CROs as well as clinical sites and investigators and perform visits of our clinical sites, and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials in accordance with the applicable protocols and compliance with applicable regulations, including GCPs. Failure to comply with applicable protocols and regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process.

Some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors, or if we are liquidated.

If any of our relationships with these CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our pre-clinical and clinical programs. If CROs do not carry out their contractual duties or obligations successfully or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure (including by clinical sites or investigators) to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase substantially and our ability to generate revenues could be delayed significantly.

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

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, for commercial sale. We do not have any control over the process or timing of the acquisition of raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have access to a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a contract manufacturer or other third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates. Additionally, if we receive regulatory approval for our product candidates, we may experience unforeseen difficulties or challenges in the manufacture of our product candidates on a commercial scale compared to the manufacture for clinical purposes.

We expect to continue to depend on contract manufacturers or other third-party manufacturers for the foreseeable future. We currently obtain our supplies of finished drug product through individual purchase orders. We have not entered into long-term agreements with our current contract manufacturers or with any alternate fill/finish suppliers. Although we intend to do so prior to any commercial launch in order to ensure that we maintain adequate supplies of finished drug product, we may be unable to enter into such an agreement or do so on commercially reasonable terms, which could have a material adverse impact upon our business.

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

Our commercial success depends on obtaining and maintaining proprietary rights to our product candidates for the treatment of RA, CD, UC, CF, IPF, OA, AtD, and other diseases, as well as successfully defending these rights against third-party challenges. We will only be able to protect our product candidates, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our product candidates is uncertain due to a number of factors, including:

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

Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. We may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forgo patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Moreover, in some circumstances, we do not have the right to control the preparation, filing or prosecution of patent applications, or to maintain the patents, covering technology subject to our collaboration or license agreements with third parties. For example, under our collaboration agreement with AbbVie for CF, AbbVie has the right to control prosecution and maintenance of any patent rights covering inventions that are jointly discovered or developed by us and AbbVie and patent rights that we control which relate to the compounds or products subject to the collaboration. In addition, in our alliance with Servier for GLPG1972, Servier has the right to control prosecution and maintenance of any patent rights related to GLPG1972 in all territories outside the U.S., and we have the right to control prosecution and maintenance of any patent rights related to GLPG1972 in the U.S. In addition, in some circumstances, our counterparty has the right to enforce the patent rights subject to the applicable agreement without our involvement or consent or to otherwise control the enforcement of such patent rights. For example, under our collaboration agreement with AbbVie for CF, AbbVie controls the enforcement of the patent rights subject to the agreement, although we may elect to participate in such enforcement proceedings and under our collaboration agreement with Gilead, Gilead controls any litigation on our patents for filgotinib. Therefore, these patents and patent applications may not be prosecuted or enforced in a manner consistent with the best interests of our business.

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

If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering our product candidate, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements in most jurisdictions, including lack of novelty, obviousness or non-enablement. In the United States, grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions, e.g., opposition proceedings. For example, an opposition was filed in 2017 requesting revocation of our patent granted via the European Patent Office claiming filgotinib compositions of matter. We cannot guarantee or predict the outcome of this action, and it will likely take many years before the final decision is rendered. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

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

Our industry has experienced a high rate of turnover of management personnel in recent years. Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, especially our executive committee comprised of: Onno van de Stolpe, our chief executive officer; Bart Filius, our chief operating officer and chief financial officer; Piet Wigerinck, our chief scientific officer; Walid Abi-Saab, our chief medical officer, and Andre Hoekema, our chief business officer, whose services are critical to the successful implementation of our product candidate acquisition, development and regulatory strategies. We are not aware of any present intention of any of these individuals to leave our company. In order to induce valuable employees to continue their employment with us, we have granted warrants that vest over time. The value to employees of warrants that vest over time is significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies.

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

We could be subject to liabilities under human rights, corruption, environmental, health and safety laws or regulations, or fines, penalties or other sanctions, if we fail to comply with such laws or regulations or otherwise incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous human rights, corruption, environmental, health and safety laws, regulations, and permitting requirements, including those governing laboratory procedures, decontamination activities and the handling, transportation, use, remediation, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals, radioactive isotopes and biological materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials or wastes either at our sites or at third-party disposal sites. In the event of such contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities.

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

Any future relationships with customers and third-party payers may be subject, directly or indirectly, to applicable anti-kickback laws, fraud and abuse laws, false claims laws, health information privacy and security laws and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

If we obtain FDA, EMA or any other comparable regulatory authority approval for any of our product candidates and begin commercializing those products in the United States, European Union or other jurisdiction, our future arrangements with third-party payers and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. In addition, we may be subject to health information privacy and security regulation of the European Union, the United States and other jurisdictions in which we conduct our business. For example, the laws that may affect our ability to operate include:

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

•

U.S. federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent, making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation;

•

the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose certain obligations, including mandatory contractual terms, on covered healthcare providers, health plans, and healthcare clearinghouses, as well as their business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information; and

•

analogous state and laws and regulations in other jurisdictions, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payers, including private insurers, and state and laws in other jurisdiction governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. We often use estimates and assumptions concerning the future, especially when performing impairment tests on intangible and tangible assets. We perform these tests whenever there is an impairment indicator. In addition, because we are a U.S. public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures annually and the effectiveness of our internal control over financial reporting at the end of each fiscal year.

We are no longer an “emerging growth company” and we will no longer be able to avail ourselves of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies.” For example, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. We previously availed ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we are no longer able to avail ourselves of this exemption. Our independent registered public accounting firm is now required to undertake an assessment of our internal control over financial reporting, and as a result the cost of our compliance with Section 404 will correspondingly increase. The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of the ADSs or our ordinary shares could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources. Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of the ADSs or our ordinary shares. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal control over financial reporting from our independent registered public accounting firm.

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

The United Kingdom held a referendum on June 23, 2016 in which a majority voted for the United Kingdom’s withdrawal from the European Union (referred to as “Brexit”). As a result of this vote, negotiations commenced, and on March 29, 2017 the United Kingdom formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The effects of Brexit have been and are expected to continue to be far-reaching. Brexit and the perceptions as to its impact may adversely affect business activity and economic conditions in Europe and globally and could continue to contribute to instability in global financial and foreign exchange markets. Brexit could also have the effect of disrupting the free movement of goods, services and people between the United Kingdom and the European Union; however, the full effects of Brexit are uncertain and will depend on any agreements the United Kingdom may make to retain access to European Union markets.

In addition, we expect that Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replicate or replace. If the United Kingdom significantly alters its regulations affecting the pharmaceutical industry, we could face significant new costs. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations. Altered regulations could also add time and expense to the process by which our product candidates receive regulatory approval in the United Kingdom and European Union. Similarly, it is unclear at this time what impact Brexit will have on our intellectual property rights and the process for obtaining, maintaining and defending such rights. It is possible that certain intellectual property rights, such as trademarks, granted by the European Union will cease being enforceable in the United Kingdom absent special arrangements to the contrary, and we are required to refile our trademarks and other intellectual property applications domestically in the United Kingdom.

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

At December 31, 2017, we had cumulative carry forward tax losses of €262.1 million in Belgium, of €59.7 million in France (when taking into account pending tax litigation effect), and €16.8 million related to the other entities of our company. These are available to carry forward and offset against future taxable income for an indefinite period in Belgium and France, but approximately €16.8 million of these tax loss carryforwards in Switzerland, Croatia, the United

States and the Netherlands will expire between 2018 and 2030. If we are unable to use tax loss carryforwards to reduce future taxable income, our business, results of operations and financial condition may be adversely affected. As a company active in research and development in Belgium and France, we have benefited from certain research and development incentives including, for example, the Belgian research and development tax credit and the French research tax credit (crédit d’impôt recherche). These tax credits can be offset against Belgian and French corporate income tax due, respectively. The excess portion may be refunded as from the end of a five-year fiscal period for the Belgian research and development incentive, and at the end of a three-year fiscal period for the French research and development incentive. The research and development incentives are both calculated based on the amount of eligible research and development expenditure. The Belgian tax credit represented €5.3 million for the year ended December 31, 2015, €5.8 million for the year ended December 31, 2016 and €11.2 million for the year ended December 31, 2017. The French tax credit amounted to €8.7 million for the year ended December 31, 2015, €9.5 million for the year ended December 31, 2016 and €10.3 million for the year ended December 31, 2017. The Belgian and/or French tax authorities may audit each research and development program in respect of which a tax credit has been claimed and assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and, should the Belgian and/or French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the Belgian and/or the French government decide to eliminate, or reduce the scope or the rate of, the research and development incentive benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

As a company active in research and development in Belgium, we also expect to benefit from the innovation income deduction, or IID, in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower rate than other revenues, i.e., 4.4%, and 3.75% as of January 1, 2020.

When taken in combination with tax losses carried forward and research and development incentives mentioned above, we expect that this will result in a long-term low rate of corporation tax for us. It should be noted however that the Belgian corporate income tax reform introduced as of assessment year 2019 a de facto minimum taxable base, whereby the existing tax attributes have to be allocated into two so-called “baskets”: a first basket which contains the tax deductions that can be applied without any restrictions and a second basket which contains the tax deductions that are subject to restrictions. The first basket contains (in order of deduction) the non-taxable items (such as deductible gifts), current year dividends received deduction, or DRD, grandfathered patent income deduction, or PID, current year (IID and investment deduction. The second basket contains (in order of deduction and subject to the restrictions as mentioned hereunder) the current year notional income deduction, or NID, DRD carry-forward, IID carry-forward, tax loss carry-forward, unlimited NID carry-forward and NID carry-forward subject to the seven-year limitation. The taxable base can be reduced without any limitation with the deductions contained in the first basket. Any remaining taxable basis below € 1 million can be fully compensated with deductions contained in the second basket. If the remaining taxable basis exceeds € 1 million, the excess above € 1 million can only be compensated with deductions of the second basket up to 70%. Such minimum taxable basis may have an impact on our future cash flows. At the end of 2017 we had €87.2 million of carry-forward IID in Belgium.

Our inability to qualify for the abovementioned advantageous tax regimes, as well as the introduction of the minimum taxable base and any other future adverse changes of Belgian tax legislation, may adversely affect our business, results of operations and financial condition.

We may be forced to repay the technological innovation grants if we fail to comply with our contractual obligations under the applicable grant agreements.

We have received several technological innovation grants to date, totaling €29.5 million as of December 31, 2017, to support various research programs from an agency of the Flemish government to support technological innovation in Flanders. These grants carry clauses which require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. If we fail to comply with our contractual obligations under the applicable technological innovation grant agreements, we could be forced to repay all or part of the grants received. Such repayment could adversely affect our ability to finance our research and development projects. In addition, we cannot ensure that we will then have the additional financial resources needed, the time or the ability to replace these financial resources with others.

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

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the expenditures on drugs through reduced volumes and lower prices, which could have a negative impact on the development and commercialization of our product candidates. In addition, the European credit crisis could affect the availability and cost of debt, if and when needed by us to finance our operations and research and development. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

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

On March 13, 2014, we announced the signing of a definitive agreement to sell the service division operations to Charles River Laboratories International, Inc., or CRL, for a total consideration of up to €134 million. CRL agreed to pay us an immediate cash consideration of €129 million. The potential earn-out of €5 million due upon achievement of a revenue target 12 months after transaction closing has not been obtained. Approximately 5% of the total consideration, including price adjustments, was being held on an escrow account. Following common practice, we have given customary representations and warranties with customary caps and limitations which are capped and limited in time (since April 1, 2016, CRL can only introduce a claim covered by the Tax Deed (during a period of five years), other claims related to the sale cannot be submitted anymore). If Charles River makes a claim with respect to the sale of the service division, we could incur significant costs and expenses associated with the claim. Four claims have been introduced by CRL, which have all been settled for a total amount of €1.3 million. In the first half of 2017, the remaining balance of €6.6 million was released in full from the escrow account, as final agreement between parties was reached.

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

The increasing use of social media platforms presents risks and challenges.

We and our employees are increasingly utilizing social media tools as a means of communication both internally and externally. Despite our efforts to monitor evolving social media communication guidelines and comply with applicable rules, there is risk that the use of social media by us or our employees to communicate about our drug candidates or business may cause us to be found in violation of applicable requirements. In addition, our employees may knowingly or inadvertently make use of social media in ways that may not comply with our social media policy or other legal or contractual requirements, which may give rise to liability, lead to the loss of trade secrets or other intellectual property, or result in public exposure of personal information of our employees, clinical trial patients, collaboration partners, and others. Furthermore, negative posts or comments about us or our products in social media could seriously damage our reputation, brand image, and goodwill.

Comprehensive tax reform legislation could adversely affect our U.S. business and financial condition.

On December 22, 2017, President Trump signed into law legislation known as the “Tax Cuts and Jobs Act” that significantly reforms the Internal Revenue Code of 1986, as amended. The Tax Cuts and Jobs Act, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest and net operating loss carryforwards, allows for the expensing of capital expenditures, and puts into effect the migration from a “worldwide” system of taxation to a territorial system. We continue to examine the impact this tax reform legislation may have on our U.S. business. The impact of this tax reform is uncertain and could be adverse to our U.S. business.

Risks Related to Ownership of Our Ordinary Shares and ADSs

The market price of the ADSs could be subject to wide fluctuations.

The market price of the ADSs could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;
•	actual or anticipated changes in our growth rate relative to our competitors;
•	competition from existing products or new products that may emerge;
•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;
•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us; share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
•	additions or departures of key management or scientific personnel;
•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;
•	changes to coverage policies or reimbursement levels by commercial third-party payers and government payers and any announcements relating to coverage policies or reimbursement levels;
•	announcement or expectation of additional debt or equity financing efforts;
•	sales of the ADSs by us, our insiders or our other shareholders; and
•	general economic and market conditions.

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

Our executive officers, directors, current 5% or greater shareholders and their affiliated entities, including Gilead, together beneficially own approximately 23% of our ordinary shares, including shares in the form of ADSs. This concentration of ownership might have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, among others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of July 23, 1990, or the Parent-Subsidiary Directive, or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions. Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.-Belgium Tax Treaty. The U.S.-Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Tax Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Tax Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which holds at least 10% of the shares in the company. A 0% Belgian withholding tax applies when the shareholder is a U.S. company which has held directly at least 10% of the shares in the company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Tax Treaty.

Future sales of ordinary shares or ADSs by existing shareholders could depress the market price of the ordinary shares and ADSs.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the public market, the trading price of the ADSs could decline significantly. As of March 15, 2018, 50,936,778 shares were eligible for sale in the public market, 554,385 of which shares were held by directors, executive officers and other affiliates and are subject to volume limitations under Rule 144 under the Securities Act. In addition, the ordinary shares subject to outstanding warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. We have filed registration statements on Form S‑8 with the SEC covering ordinary shares available for future issuance under our warrant plans. Sales of a large number of the shares issued under these plans in the public market could have an adverse effect on the market price of the ADSs.

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

In accordance with the Belgian Companies Code, our articles of association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis for any issue for cash of new shares, convertible bonds or warrants that are exercisable for cash, unless such rights are cancelled or limited either by resolution of our shareholders’ meeting or by our board of directors in the framework of the authorized capital, as described below. On April 25, 2017, our shareholders authorized our board to increase our share capital (possibly with cancellation or limitation of the preferential subscription rights of our existing shareholders at the discretion of our board), subject to certain limitations, for a period of five years. We refer to this authority for our board to increase our share capital as our authorized capital. As of the date of this annual report, our board of directors may decide to issue up to 14,537,954 ordinary shares pursuant to this authorization, without taking into account however subsequent issuances under our warrant programs or otherwise. Please see the section of this annual report titled “Item 10.B.—Memorandum and Articles of Association.” Absent renewal by our shareholders of this authorization of the board or absent cancellation or limitation by our shareholders of the preferential subscription rights of our existing shareholders, the requirement to offer our existing shareholders the preferential right to subscribe, pro rata, for new shares being offered may as a practical matter preclude us from timely raising capital on commercially acceptable terms or at all.

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

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Brussels and Euronext Amsterdam and voluntarily report our results of operations on a quarterly basis, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and will not be required to file quarterly reports on Form 10‑Q or current reports on Form 8‑K under the Exchange Act. Accordingly, there is and will continue to be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2018.

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

•	the judgment is not subject to further recourse under U.S. law;
•	the judgment is not compatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be enforced in Belgium;
•	a claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;
•	the Belgian courts did not have exclusive jurisdiction to rule on the matter;
•	the U.S. court did not accept its jurisdiction solely on the basis of either the nationality of the defendant or the location of the disputed goods; and
•	the judgment submitted to the Belgian court is authentic.

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

We believe that we should not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2017 taxable year and we do not anticipate being a PFIC for the current taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were a PFIC, this could result in adverse U.S. tax consequences to certain U.S. holders.

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

Based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, we believe that we should not be a PFIC for the 2017 taxable year and we do not anticipate that we will be a PFIC with respect to the current taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years. We do not currently intend to provide the information necessary for U.S. holders to make a “qualified electing fund,” or QEF, election if we are treated as a PFIC for any taxable year, and prospective investors should assume that a QEF election will not be available.

We believe that we were not a controlled foreign corporation, or CFC, for U.S. federal income tax purposes for the 2017 taxable year. If we were to qualify as a CFC, this could result in adverse U.S. federal income tax consequences to certain U.S. holders.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents and royalties, gains from the sale of securities and income from certain transactions with related parties. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. A non-U.S. corporation generally will be classified as a CFC for United States federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. In addition, recent changes pursuant to U.S. tax reform to the attribution rules relating to the determination of CFC status may make it difficult to determine our CFC status for any taxable year.

We do not believe that we were a CFC for the taxable year ended December 31, 2017. However, we cannot provide any assurances regarding our status as a CFC for the 2017 taxable year or any future taxable years.

Item 4     Information on the Company.

A.     History and Development of the Company.

Our legal and commercial name is Galapagos NV. We are a limited liability company incorporated in the form of a “naamloze vennootschap” / “société anonyme” under Belgian law. We were incorporated in Belgium on June 30, 1999 for an unlimited duration. We are registered with the Register of Legal Entities (Antwerp, division Mechelen) under the enterprise number 0466.460.429. Our principal executive and registered offices are located at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium and our telephone number is +32 15 34 29 00. Our agent for service of process in the United States is C T Corporation System, located at 111 8th Avenue, New York, New York, 10011, United States of America.

Our fiscal year ends December 31. We also maintain a corporate website at www.glpg.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference.

Our actual capital expenditures for the years ended December 31, 2015, 2016 and 2017 amounted to €6.7 million, €4.8 million, and €7.4 million respectively. These capital expenditures primarily consisted of laboratory equipment, leasehold improvements and intangible assets. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2018 to be financed from our cash reserves. For more information on our capital expenditures, see the section of this annual report titled “Item 6.B.—Liquidity and Capital Resources—Capital Expenditures.”

B.     Business Overview.

We are an integrated biopharmaceutical company active in the discovery, development, and preparation for future commercialization of medicines with novel modes of action, addressing disease areas of high unmet medical need. Our pipeline comprises programs ranging from discovery to Phase 3 clinical trials in inflammation, fibrosis, cystic fibrosis (CF), osteoarthritis (OA), and other indications. Our highly flexible platform is applicable across many therapeutic areas. Our clinical stage programs include: filgotinib, which is currently in Phase 3 trials in rheumatoid arthritis (RA) and Crohn’s disease (CD), in a Phase 2/3 trial in ulcerative colitis (UC) and in Phase 2 trials in multiple additional indications; GLPG1690, our fully proprietary autotaxin inhibitor, which is expected to initiate pivotal trials for idiopathic pulmonary fibrosis (IPF) in 2018; our CF portfolio of drugs aimed at a triple combination therapy for 90% of CF patients, for which we plan to report interim results from a first triple combination therapy in a Phase 2 clinical trial in 2018; GLPG1972 for OA, which is expected to be dosed in a global Phase 2 trial in OA patients in 2018; and MOR106, which is expected to be dosed in a Phase 2 trial in atopic dermatitis (AtD) patients in 2018. Most of these programs are based on inhibiting targets which were identified using our proprietary target discovery platform. Please see “—Glossary of Terms” for terms used, but not defined, herein.

We have collaborations with Gilead for filgotinib, with AbbVie for CF, with Servier for GLPG1972, and with MorphoSys for MOR106. For more information on our collaborations, see “—Collaborations.” The following table highlights key aspects of our development program indication areas at the beginning of 2018:

Area	Preclinical	Ph1	Ph2	Ph3
Filgotinib	**10+ indications evaluated in Ph2 and Ph3, pivotal trial completion as of 2018**			
IPF	**Multiple late stage trials to start in H1'18**			
CF	**Ph2 to start Q1 '18**			
AtD	**Ph2 to start H1 '18**			
OA	**Ph2 to start H1 '18**			
Inflammation & Fibrosis	**>20 programs**

Lead Programs

Filgotinib: Selective JAK1 Inhibitor with a Potential Best-in-class Product Profile

Based on results from our Phase 2 trials, we believe that filgotinib is a promising candidate for the treatment of RA, CD and potentially other inflammatory diseases. We are party to an exclusive collaboration agreement with Gilead to develop and commercialize filgotinib in multiple diseases. Under the terms of the collaboration, Gilead is primarily responsible for development and seeking regulatory approval of the licensed product. We are required to use commercially reasonable efforts as requested by Gilead to assist Gilead with certain development activities. Gilead initiated Phase 3 clinical programs in RA and CD and a Phase 2b/3 program in UC in 2016, and we and Gilead initiated Phase 2 trials with filgotinib in additional indications in 2017. The following table highlights our filgotinib program and anticipated progress in 2018:

Markets for inflammation drugs are considerable and growing. We estimate that the inflammation market could grow to approximately $65 billion by 2027, driven by new drugs filling the current unmet need for oral, monotherapy treatments with a rapid response, and higher efficacy maintained over time. RA remains the largest market, which we estimate to be approximately $30 billion, with the other main markets representing considerable opportunities as well:

Based on the Phase 2 data observed with filgotinib in RA and CD thus far, we believe that filgotinib has the potential to improve treatment standards substantially in RA and inflammatory bowel diseases. Compared with biologic agents, filgotinib is orally administered, with a rapid onset, sustained response, and potential for monotherapy. American College of Rheumatology (ACR) scores with filgotinib in Phase 2 trials in RA patients are encouraging, and CDAI remission and SES-50 scores are similarly promising with filgotinib in a Phase 2 trial in CD patients who are naïve to

TNF therapy. Filgotinib is highly selective for JAK1, resulting in favorable tolerability so far, including low rates of infection.

Our Filgotinib Program in RA

RA is a chronic autoimmune disease that affects approximately three million patients in the United States and Germany, United Kingdom, France, Spain, and Italy. RA is characterized by inflammation and degeneration of the joints. Patients suffer from pain, stiffness, and restricted mobility due to a persistent inflammation of multiple joints, ultimately resulting in irreversible damage of the joint cartilage and bone. According to GlobalData, sales of RA therapeutics across the 10 main healthcare markets was $21.7 billion in 2017, with the current market being dominated by injectable, biological therapies. Biologics, mostly TNF therapies, need to be injected and often lose their effect over time, so there continues to be a considerable unmet need with regard to efficacy, safety, and convenience of use with existing treatments.

New oral therapies that target the Janus kinase (JAK) signaling pathway are emerging to treat inflammatory diseases; JAK inhibitors, however, are associated with a range of side effects, including aberrations in low-density lipoprotein, or LDL, cholesterol and red blood and NK cell counts. We discovered JAK1 in an inflammation target discovery assay in 2003 and subsequently discovered filgotinib as a JAK1 specific inhibitor small molecule. In a human whole blood assay we demonstrated that filgotinib, with a nearly 30-fold selectivity for JAK1 over JAK2 and for JAK1 over JAK3, is more selective for JAK1 than any other JAK inhibitor known to us to be either approved for sale or in clinical development in inflammation. These findings were independently corroborated by Dr. Iain McInnes at the 2017 Annual Meeting of the ACR.

We believe the high selectivity of filgotinib for JAK1 may allow for a positive efficacy profile, with an improved safety profile for filgotinib due to the improved selectivity over JAK2 and JAK3.

Filgotinib

Highly JAK1 selective

JAK1 vs. JAK2
Fold selectivity
30
25
20
15
10
5
0
filgotinib
tofacitinib
baricitinib
upadacitinib

Source: Galapagos human whole blood assay

JAK1 vs. JAK3
30
25
20
15
10
05
00
filgotinib
tofacitinib
baricitinib
upadacitinib

Source: Galapagos biochemical assay

Independently* confirmed at ACR 2017

* "*Ex Vivo* Comparison of Baricitinib, Upadacitinib, Filgotinib, and Tofacitinib for Cytokine Signaling in Human Leukocyte Subpopulations," McInnes et al, ACR 2017

Our Clinical Results for Filgotinib for RA

Clinical trials to date have shown that filgotinib is well-tolerated, with atherogenic index improvement, absence of anemia, low infection rates and low incidence of deep venous thrombosis and pulmonary embolisms. We believe its once-a-day oral dosage and its low risk for drug-drug interactions make it convenient for patient use.

We reported data from DARWIN 1 and DARWIN 2 Phase 2b dose-range finding clinical trials in 2015. Both trials were double-blind, placebo-controlled for 24 weeks of treatment in patients with moderate to severe RA who showed an inadequate response to methotrexate. DARWIN 1 (594 patients) evaluated filgotinib as an addition to methotrexate, as once- and twice-daily administration (once-daily and twice-daily dosing, respectively) at three daily dose levels.

DARWIN 2 (283 patients) evaluated filgotinib as once-daily monotherapy administration (once-daily dosing) at three dose levels. Both trials achieved the primary endpoints (ACR20). Below are the ACR50 and ACR70 scores at 12 and 24 weeks for 100 and 200 mg once-daily in both DARWIN 1 and DARWIN 2:

Overall, there was no statistically relevant difference between the once-daily and twice-daily dosing regimens in DARWIN 1. Both trials showed a rapid onset of activity, as of week one for ACR and DAS28(CRP) responses. In DARWIN 1 (200 mg twice-daily) and in DARWIN 2 (100 mg once-daily) up to 50% of the patients reached low disease activity or remission. The 100 mg and 200 mg once-daily doses achieved similar levels of activity overall.

Below follows information regarding the activity of filgotinib, other JAKs, and another mechanism (anti-TNF) of RA treatment in separate patient trials; JAKs have scored higher on ACR50% in recent trials than anti-TNF, the mechanism most often used today:

Superior activity JAK class in RA

ACR50% (W12, active delta)
40
30
20
10
0
23
28
17
21
20
23
28
100 mg QD + MTX
200 mg QD + MTX
40mg EOW + cDMARDs
2 mg QD + cDMARDs
4 mg QD + cDMARDs
15 mg QD + cDMARDs
30 mg QD + cDMARDs
Filgotinib
DARWIN 1
Humira
RA-BEAM
Baricitinib
RA-BUILD
Upadacitinib
SELECT-NEXT

Note: data from separate studies not conducted by the Company

Tolerability data in both DARWIN 1 and 2 trials was similarly promising. In dose groups including placebo in both trials, 3.9% of patients stopped treatment during the trial for safety reasons. In DARWIN 1 patients reporting serious (2.5% overall) and non-serious treatment-emergent adverse events were evenly spread over the dose groups including placebo. Serious infections were reported in six patients, including one death on active treatment in the second half of the trial and for which the Data Safety Monitoring Board did not see a reason to pause or change the trial. No opportunistic infections were reported. Herpes zoster infection occurred in five patients, equally spread over placebo and filgotinib groups. In DARWIN 2 a higher discontinuation rate for safety was observed for placebo (5.6%) during the first 12 weeks of the trial compared to filgotinib treated patients (2.5%) up to week 24. Similar incidence of serious and non-serious treatment-emergent adverse events was reported, evenly spread over the dose groups including placebo. A higher rate of infections was observed in filgotinib (19% over 24 weeks) compared to placebo (10% up to week 12), with serious infections remaining limited (1.4% of filgotinib patients). No malignancies, tuberculosis, major adverse cardiac events, opportunistic infections, or deaths were reported in DARWIN 2.

On the basis of pre-clinical findings, males in the United States were restricted by the FDA to the 100 mg dose for DARWIN 1 and 2. Male reproductive hormones consequently were monitored in male patients taking 200 mg in

DARWIN 1 and 2 outside the United States. No clinically significant changes or discontinuations were observed for male reproductive hormones in either trial.

Consistent with its selective JAK1 inhibition, filgotinib treatment led to an improvement in hemoglobin (DARWIN 1 up to 0.5 g/dL, or a 4% increase from baseline, DARWIN 2 up to 0.4 g/dL, or 3.6% increase from baseline). In DARWIN 1, all lipid fractions including HDL and LDL increased, with the largest percentage increase in HDL, while in DARWIN 2 similar increases in LDL and HDL were maintained. Neutrophil levels remained stable after initial decline to mid-normal range at week four. Neither lymphocytes nor liver enzymes were impacted by treatment with filgotinib in either trial.

Filgotinib’s improvement in hemoglobin shown in DARWIN 1 and 2 potentially differentiates it when compared to impact on hemoglobin shown by other JAK inhibitors in RA trials:

Beneficial hemoglobin profile

Hb mean CFB (g/dL), W12
0.6
0.4
0.2
0
-0.2
-0.4
-0.6
pbo
100mg qd
200mg qd
pbo
2mg qd
4mg qd
pbo
5mg bid
10mg bid
pbo
6mg bid
12mg bid
18mg bid
filgotinib
baricitinib
tofacitinib
upadacitinib

Note: data from separate RA studies not conducted by the Company.
filgotinib – Westhovens et al, and Kavanaugh et al, ARD 2016; baricitinib – Dougados et al, Annrheumdis 2016, RA-BUILD; tofacitinib – FDA AdComm briefing document May 2012; upadacitinib – Genovese et al A&R 2016 BALANCE 2.

RA patients experience a decrease in natural killer (NK) cells as a consequence of their disease. Filgotinib’s lack of impact on NK cells shown in DARWIN 1 and 2 potentially differentiates it when compared to the impact on NK cells shown by other JAK inhibitors in RA trials:

No reduction of NK cells

NK cells, mean CFB (%), W12
10
0
-10
-20
-30
-40
-50
pbo
100mg qd
200mg qd
filgotinib
pbo
2mg qd
4mg qd
baricitinib
pbo
5mg bid
15mg bid
tofacitinib
pbo
6mg bid
12mg bid
18mg bid
upadacitinib

Note: data from separate RA studies not conducted by the Company.
filgotinib – Westhovens et al, and Kavanaugh et al, ARD 2016; baricitinib – Dougados et al, Annrheumdis 2016, RA-BUILD and Tanaka EULAR 2016 abstract RA-BEAM; tofacitinib – Van Vollenhoven abstract 2013, median CFB at W6; upadacitinib – Genovese et al A&R 2016 BALANCE 2.

RA patients experience platelet elevation as a consequence of their disease. Filgotinib’s reduction of platelets to more normal levels, as shown in DARWIN 1 and 2, potentially differentiates it when compared to the impact on platelets shown by other JAK inhibitors in their respective RA trials:

Reduction of platelets

platelets, mean CFB (giga/L), W12

Change from baseline (10^9/L)
30
20
10
0
-10
-20
-30
-40
pbo
100mg qd
200mg qd
pbo
2mg qd
4mg qd
pbo
5mg bid
10mg bid
pbo
6mg bid
12mg bid
18mg bid
filgotinib
baricitinib
tofacitinib
upadacitinib
B
Mean platelets, 10^9/L
450
400
350
300
250
200
0
2
4
8
12
16
20
24
Weeks
PBO→UPA 15
PBO→UPA 30
UPA 15
UPA 30
Upper limit of normal range: 150–450 x10^9/L

Note: Data from separate RA trials and not conducted by the company.
filgotinib – DARWIN 1 W12 results; baricitinib – Dougados et al, Annrheumdis 2016;
tofacitinib – FDA AdComm briefing document May 2012, upadacitinib – Genovese et al ACR 2017

Also due to its high selectivity for JAK1, filgotinib has shown the lowest rates of infection, deep venous thrombosis (DVT) and pulmonary embolisms (PEs) per 100 patient year experience (PYE) versus other JAKs and other therapy types thus far in RA, based on our review of published studies of such therapies:

Low incidence DVT and infections

Event Per 100 PYE	**filgotinib** (50-)200mg daily DARWIN 3 Wk 84 *Genovese, ACR2017*	upadacitinib 6 and 12mg BID *Genovese et al., ACR2017*	baricitinib 2 and 4mg QD *Genovese et al, ACR 2017*	tofacitinib 5mg bid *Wollenhaupt et al, ACR 2017*	tocilizumab 4 and 8 mg/kg *Genovese et al, ACR 2012*	adalimumab *Burmester et al, 2011*
Patient year exposure	1,708	725	6,637	5,891	14,994	23,943
Serious infection	**1.5**	2.3	2.9	2.2	4.5	4.6
Herpes Zoster	**1.2**	3.7	3.2	3.6	NR	NR
DVT/PEs N cases/100PY	**2/1,708** **0.1**	5/725 0.7	31/6,754 0.5	3/1,849* 0.2	-	-

Note: Data from separate RA trials and not conducted by the company.
** DVT/PE data on tofacitinib from Mease et al, ACR2017, 5mg bid*

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

We and our collaboration partner Gilead reported findings from DARWIN 3 at 60 and 84 weeks of treatment in 2017. Promising activity levels were maintained and a favorable tolerability profile were reported. Data from both time points in DARWIN 3 were consistent with the risk/benefit profiles reported in DARWIN 1 and 2. These data were presented by Dr. Mark Genovese at the 2017 Annual Meeting of the ACR.

FINCH Phase 3 Program with filgotinib in RA

In August 2016, Gilead initiated the FINCH global Phase 3 program investigating the efficacy and safety of 100 mg and 200 mg filgotinib once daily, in RA patient populations, ranging from early stage to biologic-experienced patients:

FINCH 1 is a 52‑week, randomized, placebo- and adalimumab-controlled trial in combination with methotrexate (MTX) in an expected 1,650 patients who have had inadequate response to MTX. The primary endpoint is ACR20 at week 12. ACR20 response rate signifies a 20% or greater improvement in the number of swollen and tender joints as well as a 20% or greater improvement in three out of five other disease-activity measures. ACR50 and ACR70 reflect the same, respectively for 50% and 70% response rates. The trial will also include radiographic assessment at weeks 24 and 52. We expect Gilead to complete recruitment for FINCH 1 in Q2 2018.

FINCH 2 is a 24‑week, randomized, placebo-controlled trial in an expected 423 patients who are on conventional disease-modifying anti-rheumatic drugs (cDMARD), and have had an inadequate response to biological treatment. The primary endpoint is ACR20 at week 12. We and Gilead expect to report topline findings from the FINCH 2 trial in H2 2018.

FINCH 3 is a 52‑week, randomized trial in an expected 1,200 MTX-naïve patients to study filgotinib in combination with MTX, as well as monotherapy. The primary endpoint is ACR20 at week 24. Radiographic progression will also be assessed. We expect Gilead to complete recruitment for FINCH 3 in Q3 2018.

Gilead is performing a single dedicated male patient safety trial in UC patients concurrent to all Phase 3 programs.

Our Filgotinib Program in Inflammatory Bowel Disease (IBD)

IBD includes CD and UC. We observed high activity and a favorable safety profile in a Phase 2 trial with filgotinib in CD, as reported in The Lancet (Vermeire et al) in 2016. The profile we saw with filgotinib in this CD patient trial leads us to believe the product candidate may show activity and tolerability in UC patient trials as well. IBD affects approximately two million patients (of which approximately 0.5 million are being treated with biologics) in the United States and Europe, and the market for IBD therapies is approximately $9 billion today, according to GlobalData. Current treatments are dominated by anti-TNF agents, with new biologic products gaining some ground in second line treatment.

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

Our Clinical Program with filgotinib in CD

Our FITZROY Phase 2 trial (174 patients) evaluated filgotinib once-daily versus placebo in patients with moderate to severely active CD and mucosal ulceration. Patients recruited were either anti-TNF naïve or anti-TNF failures. FITZROY was the first trial in CD to require endoscopic confirmation of lesions at entry, and also to include a placebo control on endoscopy. The trial comprised two parts, each of 10 weeks duration: the first part investigated the safety and efficacy of filgotinib 200 mg once daily versus placebo, while the second part of the trial investigated continued treatment through 20 weeks in an observational exploratory design. As reported in The Lancet (Vermeire et al), the FITZROY trial achieved the primary endpoint of clinical remission at 10 weeks: the percentage of patients overall achieving a Crohn’s Disease Activity Index (CDAI) score lower than 150 was statistically significantly higher in patients treated with filgotinib (47%) versus patients receiving placebo (23%). The share of patients achieving 100‑points clinical response (60%) also was significant versus those receiving placebo (41%). We believe that the activity observed with filgotinib in TNF naïve patients in FITZROY compared favorably to that seen with other treatments in other, separate trials:

Activity readouts in CD, TNF naive

Clinical remission: induction

Active delta to placebo, % responders
50
40
30
20
10
0
47
24
27
7
17
19
Filgotinib 200mg W10 FITZROY
Humira 160mg W4 CLASSIC-1
Xeljanz 5mg W8 Panes et al 2017
Cimzia 400mg W12 PRECISE-1
Stelara 6mg/kg IV W10
Entyvio 300mg W10 GEMINI-3

Note: data from separate studies not conducted by the Company

Improvement in quality of life, histopathology, endoscopy assessment and biomarkers of inflammatory activity were also observed at week 10. Overall mean change in histopathology scores at week 10 for patients treated with filgotinib (‑3.5) versus placebo (‑0.6) was significantly different, confirming the clinical responses in the tissues of patients. More patients on filgotinib showed >50% improvement in SES-CD (endoscopy) scores versus placebo patients at week 10:

Clinical responses were maintained from week 10 to week 20. Non-responders in the placebo arm from the first ten weeks received filgotinib 100 mg in the second ten weeks and showed improvement in clinical remission during the second part of the trial.

Overall, in the FITZROY trial at 20 weeks of treatment, filgotinib demonstrated a favorable safety profile consistent with the DARWIN trials in RA. An increase in hemoglobin was also observed in FITZROY, without difference between filgotinib and placebo. No clinically significant changes from baseline in neutrophils or liver function tests were observed.

Gilead initiated a Phase 3 trial (DIVERSITY) with filgotinib in CD in November 2016. The DIVERSITY Phase 3 trial investigates efficacy and safety of 100 mg and 200 mg filgotinib once-daily compared to placebo in patients with moderately to severely active disease including those with prior antibody therapy failure. Gilead will recruit approximately 1,300 patients from the United States, Europe, Latin America, Canada, and Asia/Pacific regions. Men and women in the DIVERSITY trial will be randomized to receive placebo, 100 mg or 200 mg filgotinib. In the United States, males may receive 200 mg if they failed at least one anti-TNF and vedolizumab, a monoclonal anti-integrin antibody marketed by Takeda. We expect Gilead to complete recruitment for DIVERSITY in the first half of 2019.

In March 2017, Gilead initiated a Phase 2 trial in small bowel CD and a Phase 2 trial in fistulizing CD.

Our Clinical Program with filgotinib in UC

UC is an inflammatory bowel disease resulting in ulcerations and inflammation of the colon and rectum. Unlike CD, UC involves damaging inflammation of only the colon and rectum. According to GlobalData, there were 1.2 million patients being treated for ulcerative colitis in the 7 major markets, for a combined total sales of just over $5 billion in 2017. Although the introduction of anti-TNF biologics has improved the treatment of some patients, only 33% of patients will achieve long-term remission, and many patients lose their response to treatment over time. The medical need for improved efficacy is high and could likely be achieved by a new mechanism of action.

Gilead initiated the SELECTION Phase 2b/3 trial in UC with filgotinib in December 2016. SELECTION investigates efficacy and safety of 100 mg and 200 mg filgotinib once-daily compared to placebo in patients with moderately to severely active disease including those with prior antibody therapy failure. Gilead will recruit approximately 1,300 patients from the United States, Europe, Latin America, Canada, and Asia/Pacific regions. The SELECTION Phase 2b/3 trial in UC will include a futility analysis, serving as the Phase 2b part of this integrated Phase 2b/3 trial. We expect Gilead to report the outcome of the futility analysis in 2018. Men and women in SELECTION will be randomized to receive placebo, 100 mg or 200 mg filgotinib. In the United States, males may receive 200 mg if they failed at least one anti-TNF and vedolizumab.

Other Clinical Trials With Filgotinib in Patients

In the course of 2017, Gilead initiated clinical trials with filgotinib in Sjögren’s disease, cutaneous lupus erythematosus, lupus membranous nephropathy, and uveitis. We initiated patient trials with filgotinib in psoriatic arthritis and ankylosing spondylitis, for which we expect to report topline results in 2018.

Psoriatic Arthritis

Psoriatic arthritis is an inflammatory form of arthritis, affecting up to 30% of psoriasis patients. There are approximately 1 million patients in the U.S. and European Union today, with men and women being affected equally. Psoriatic arthritis can cause swelling, stiffness and pain in and around the joints and cause nail changes and overall fatigue. Studies show that delaying treatment for psoriatic arthritis as little as six months can result in permanent joint damage. Early recognition, diagnosis and treatment of psoriatic arthritis are critical to relieve pain and inflammation and help prevent joint damage. Despite the availability of a number of treatment options, few current treatments effectively relieve the enthesitis (inflammation of the tendons or ligaments) and symptoms in the joints and the skin.

The EQUATOR Phase 2 trial is a multi-center, randomized, double-blind, placebo-controlled trial to assess the safety and efficacy of filgotinib in adult patients with moderately to severely active psoriatic arthritis. Approximately 124 patients were randomized in the trial in a 1:1 ratio to receive 200 mg or placebo once-daily administered for 16 weeks. EQUATOR was recruited in eight European countries. The EQUATOR trial is fully recruited and we expect trial completion in the second quarter of 2018.

The primary goal of EQUATOR is to evaluate the effect of filgotinib compared to placebo on the signs and symptoms of psoriatic arthritis, as assessed by the ACR20 at week 16. The trial also explores the effects of filgotinib on skin manifestations (psoriasis) as well as other domains like fingers (dactylitis), tendon insertions (tendinitis), spine involvement (spondylitis) and nail involvement.

Ankylosing Spondylitis (AS)

AS, a systemic, chronic, and progressive inflammatory arthritis, is one of the most common rheumatic diseases across the globe, affecting approximately 2 million patients in the U.S., Europe, and Japan today. AS primarily affects the spine and sacroiliac joints and progresses into severe inflammation that fuses the spine, leading to permanent painful stiffness of the back. Currently, there is no known cure for AS, but there are treatments and medications available to reduce symptoms and manage pain. Recent studies show that the newer biologic medications can potentially slow disease progression in some patients; however, patients respond to different medications with varying levels of effectiveness. Thus, it takes time to find the most effective course of treatment.

The TORTUGA Phase 2 trial is a multi-center, randomized, double-blind, placebo-controlled trial to assess the safety and efficacy of filgotinib in adult patients with moderate to severe active AS. Approximately 100 patients were randomized in the trial in a 1:1 ratio to receive 200 mg or placebo once-daily administered for 12 weeks. TORTUGA recruited in eight European countries. We expect to complete TORTUGA in the second half of 2018.The primary goal of TORTUGA is to evaluate the effect of filgotinib compared to placebo on the signs and symptoms of AS, as assessed by the Ankylosing Spondylitis Disease Activity Score (ASDAS) at Week 12. The trial also explores signs and symptoms of AS, physical function, spinal mobility, enthesitis, spinal and sacroiliac joint inflammation, and safety.

Our IPF Programs

IPF is a chronic, relentlessly progressive fibrotic disorder of the lungs that typically affects adults over the age of 40. IPF affects approximately 200,000 patients in the United States and Europe and, as such, we have received orphan designation for our product candidate GLPG1690 in this indication from the European Commission and in the United States for our product candidates in IPF. The clinical prognosis of patients with IPF is poor, as survival at diagnosis is two to four years. Currently, no medical therapies have been found to cure IPF. The medical treatment strategy aims to slow disease progression and improve quality of life. Lung transplantation may be an option for appropriate patients with progressive disease and minimal comorbidities.

Regulatory agencies have approved Esbriet and Ofev for the treatment of mild to moderate IPF. Both Esbriet and Ofev have been shown to slow the rate of functional decline in IPF and are gaining ground as the standard of care worldwide. Combined sales of both drugs reached $1.1 billion in 2016, with 74% of global revenues being in the United States. These regulatory approvals represent a major breakthrough for IPF patients; yet neither drug improves lung function, and the disease in most patients on these therapies continues to progress. Moreover, the adverse effects associated with these therapies are considerable (e.g., diarrhea, liver function test abnormalities with Ofev, nausea and rash with Esbriet). Therefore, there is still a large unmet medical need as IPF remains a major cause of morbidity and mortality. We estimate global sales of approved IPF drugs will grow to nearly $5 billion in 2025.

The following is an overview of our IPF portfolio and their expected clinical development in 2018:

We have developed a portfolio of three drug candidates, each with a distinct, novel mechanism of action aimed toward addressing the root causes of IPF. Having multiple mechanisms of action within our own portfolio of IPF candidates allows the possibility of exploring combinations of therapies as well. These candidates are fully proprietary to us, and we aim to commercialize successful drug candidates ourselves.

GLPG1690

GLPG1690 is a potent and selective inhibitor of autotaxin (ATX). We identified ATX as a potential target for IPF, using an inflammation assay in our target discovery platform. Pharmacology and translational studies published by other parties since then suggest that ATX may also play a role in metabolic disease, arthritic pain, oncology, and lung disease.

GLPG1690 completed a Phase 1 first-in-human trial in February 2015. In this trial, GLPG1690 was shown to be well-tolerated in up to 1,000 mg daily dose and demonstrated a favorable pharmacokinetic profile. Moreover, in this trial GLPG1690 demonstrated the ability to reduce plasma lysophosphatidic acid (LPA) levels on a sustained basis, implying ATX engagement.

We completed a Phase 2a trial (called FLORA) in IPF patients and announced topline results in August 2017. FLORA was an exploratory, randomized, double-blind, placebo-controlled trial investigating a once-daily oral dose of GLPG1690. The drug candidate was administered for 12 weeks in 23 IPF patients, 17 of whom received GLPG1690 and six placebo. Primary objectives of the trial were to assess safety, tolerability, pharmacokinetics and pharmacodynamics of GLPG1690 in IPF patients. Secondary objectives included the evaluation of lung function, changes in disease biomarkers, functional respiratory imaging (FRI), and quality of life. The IPF diagnosis was confirmed by central reading. The baseline characteristics of the recruited population were in line with published data in similarly conducted trials and were balanced between active and placebo, measured as a function of diffusion capacity of the lung for carbon monoxide (DLCO) and forced vital capacity (FVC):

Over the 12-week period, patients receiving GLPG1690 showed stabilization of disease, with an FVC increase of 8 mL, while patients on placebo showed an FVC reduction of 87 mL (mean from baseline). Such reductions in FVC in the placebo arm were in line with expectations based on similarly conducted third-party trials in IPF patients.

FVC: stabilization by '1690

Flora
FVC (Δ baseline, mL)
Placebo
'1690
300
200
100
0
-100
-200
-300
*
BSL
4
8
12
FU
Placebo
600 mg
N=6
N=17
N=3
N=16
N=4
N=15
N=4
N=13
N=4
N=15
Week
* p<0.05

	Wk4		Wk8		Wk12		Follow-up	
	Placebo	'1690	Placebo	'1690	Placebo	'1690	Placebo	'1690
FVC (Δ baseline, mL)	-87	+116	-140	+15	**-87**	**+8**	-205	-55

In addition to the demonstrated absence of lung function decline over the 12-week period, more sensitive functional respiratory imaging (FRI) confirmed disease stabilization in the GLPG1690 arm, versus disease progression in the placebo arm, reaching statistical significance on two specific parameters, despite the trial not being powered for significance.

Patients on GLPG1690 showed a clear reduction of serum LPA18:2, a biomarker for ATX inhibition, as expected based on the mechanism of action of GLPG1690. Thus, the level of target engagement observed in Phase 1 with healthy volunteers was confirmed in IPF patients in FLORA.

Steep reduction of biomarker

Plasma LPA18:2 drops in ‘1690 arm

-60
-40
-20
0
20
40
60
80
% reduction (mean ±SE)
**
BSL
N=6
N=17
4
N=5
N=16
12
N=6
N=15
FU
N=5
N=15
Week
Placebo
‘1690

**p<0.01

Shows ‘1690 target engagement

GLPG1690 was found to be generally well tolerated in this Phase 2 trial. Rates of discontinuation due to adverse events, as well as serious adverse event rates, were similar between patients on GLPG1690 and placebo.

Flora

Balanced safety endpoints

Between '1690 & placebo

Overview safety endpoints	Placebo (N=6)	'1690 (N=17)
Treatment Emergent Adverse Event	67% (4)	65% (11)
Serious TE AE	33% (2)	6% (1)
Mild TE AE	0% (0)	24% (4)
Moderate TE AE	50% (3)	35% (6)
Severe TE AE	17% (1)	6% (1)
Related TE AE	0% (0)	12% (2)
Temporarily stopped treatment	0% (0)	12% (2)
Permanently stopped treatment	17% (1)	6% (1)

Related TEAEs: headache (mild intensity, no change in treatment) & peripheral swelling of shin (moderate intensity, treatment temporarily stopped)
Discontinuations: 1 placebo SAE, 2 GLPG1690: withdrawal of consent and SAE
All AEs reported in subjects with ≥ 1 reported AE

Following the promising results with GLPG1690 in the FLORA trial, we decided to pursue further development of the compound ourselves. We plan to progress GLPG1690 rapidly into a late stage trial and are in discussions with regulators regarding trial design.

GLPG3499 and GLPG1205

In June 2017, we nominated a new product candidate for IPF, GLPG3499. The novel mechanism of action of GLPG3499 remains undisclosed. This candidate is expected to enter Phase 1 trials in 2018. Pre-clinical data in a bleomycin mouse model for IPF show a numerical advantage with treatment with GLPG3499 over Ofev in reduction of fibrotic scores.

GLPG1205 is a GPR84 inhibitor discovered by us and we have observed favorable tolerability but no effect in UC patients in 2016. We expect to test GLPG1205 in IPF patients starting in 2018. Pre-clinical data in a bleomycin mouse model for IPF show a numerical advantage with treatment with GLPG1205 over Ofev in improvement of respiratory capacity.

Additional novel mechanisms in IPF

'3499: target undisclosed
BLM – signs & symptoms

5
4
3
2
1
Ashcroft score
*
*
Healthy
Diseased
Ofev 60mg/kg qd
'3499 10mg/kg bid
*=p>0.05

'1205: targets GPR84
BLM – inspiratory capacity

Healthy
BLM - '1205 (30mg/kg bid)
BLM - Ofev (60mg/kg qd)
BLM - Diseased
0.8
0.6
0.4
0.2
0.0
Volume (mL)
0
5
10
15
20
25
30
35
Pressure (cm H20)

Note: both experiments are 21 day therapeutic bleomycin lung fibrosis model in mice (BLM)

Our CF Program

CF is a rare, life-threatening, genetic disease affecting the lungs and the digestive system, impacting approximately 80,000 patients worldwide. CF patients carry a defective CF transmembrane conductance regulator (CFTR) gene and are classified based on their specific mutation of the CFTR gene. The Class II mutation is present in approximately 90% of CF patients, with Orkambi and Symdeko being the only approved therapies for the underlying cause of CF in this mutation. Kalydeco is a disease-modifying treatment for Class III and several residual function mutations, representing about 8% of total CF patients. The market for CF therapies is robust and growing. According to Vertex Pharmaceuticals, approximately 9,000 patients were treated with Vertex therapies in 2016, and this they expect to grow to approximately 75,000 patients by 2024. Combined sales of Kalydeco and Orkambi were approximately $2.2 billion in 2017.

Despite the approval of Kalydeco, Orkambi, and Symdeko, there is need for better therapies to improve pulmonary function for a large majority of the patient population. Though many pediatric patients have normal lung function at the time of diagnosis, physicians generally believe that earlier treatments can have downstream benefits for the patient by slowing the deterioration in lung function.

CF drug developers are focused on two types of disease-modifying CFTR modulators. Potentiator molecules aim to restore the flow of ions through an activated CFTR by influencing the channel’s opening. Corrector molecules aim to overcome defective protein processing by restoring proper folding of CFTR and allowing for increased cell surface expression. In order to improve CFTR function meaningfully for the largest patient group with Class II and other mutations, we believe a combination of medicines will be required, comprising a potentiator and two novel corrector (which we refer to as C1 and C2) molecules.

We believe that our CF combination therapy may address the unmet need in CF patients in one or two copies of the F508del mutation. From 2005–2017, we focused on developing novel CF compounds to address the needs of Class II patients, and we believe we validated the potentiator and C1 corrector components in patient trials. In 2018, we expect to validate the final component, the C2 corrector, in a patient trial.

We aim to evaluate a once-daily, oral, triple combination CF therapy in patients starting in Q1 2018, with additional trials with novel CF compounds and triple combinations initiating throughout 2018. We developed a portfolio of lead and backup compounds from which to select the best potentiator and corrector molecules for our triple combination therapies, outlined below.

First Triple Combination

FALCON is a patient trial combining potentiator GLPG2451, C1 corrector GLPG2222, and C2 corrector GLPG2737 into a triple combination in CF patients homozygous for the Class II mutation. We expect to initiate FALCON in Q1 2018.

Second Triple Combination

The first healthy volunteer was dosed with a second novel investigational triple combination therapy comprising potentiator GLPG3067, C1 corrector GLPG2222, and C2 corrector GLPG2737 in a Phase 1 trial in Belgium. The aim of the Phase 1, randomized, double-blinded, placebo-controlled trial is to evaluate the safety, tolerability and pharmacokinetics of multiple ascending doses of this second investigational triple combination therapy in up to 16 healthy volunteers. Topline results from this Phase 1 trial are expected to be presented at a future medical conference. We aim to evaluate this triple combination in patients, pending satisfactory completion of the Phase 1 trial.

Third Triple Combination

We aim to evaluate a third triple combination comprising potentiator GLPG3067, C1 corrector GLPG2222, and C2 corrector GLPG3221 in both healthy volunteers and patients. We currently await the outcome of a Phase 1 trial with GLPG3221, which is expected in 2018.

Our Clinical Results in CF

CF Potentiators

We have two CF potentiators: GLPG2451, and GLPG3067.

We reported favorable tolerability and pharmacokinetics in Phase 1 trials for GLPG2451, and for potentiator GLPG3067 at the North American Cystic Fibrosis Conference (NACFC) in 2017. GLPG2451 and GLPG3067 have potential for once-daily dosing. GLPG2451 has an active metabolite with a half-life of one month. Both GLPG2451 and GLPG3067 were tested separately in combination with C1 corrector GLPG2222, showing favorable tolerability in healthy volunteers.

C1 Correctors

We are developing GLPG2222 and GLPG2851 as C1 correctors.

GLPG2222

We reported that GLPG2222, the first early binding (C1) corrector, showed favorable safety and tolerability in Phase 1 trials in healthy volunteers in June 2016. GLPG2222 was tested in single ascending doses up to 800 mg, and in multiple ascending doses up to 600 mg once-daily for 14 days in a double-blind, randomized, placebo-controlled trial. The product candidate was shown to be well-tolerated and no emerging safety signals were observed in the dose range studied. In 2017, we reported topline data for GLPG2222 from two Phase 1b clinical trials, our ALBATROSS and FLAMINGO trials.

ALBATROSS

The ALBATROSS trial included 37 CF patients with a gating (Class III) mutation on one allele and F508del (Class II) mutation on the other allele. All patients were on long-term stable Kalydeco treatment (150 mg twice-daily) at screening and continued their Kalydeco treatment throughout the trial. The ALBATROSS trial was fully recruited within five months. Primary objectives of this randomized, double-blinded, placebo controlled trial were to evaluate the safety and tolerability and pharmacokinetics of novel C1 corrector GLPG2222 in this CF patient population. Once-daily doses of 150 mg GLPG2222, 300 mg GLPG2222 or placebo were administered.

Overall, GLPG2222 was well tolerated, with observed treatment emergent adverse events being predominantly mild or moderate, and typical for a CF patient population. There were no serious adverse events reported and no discontinuations due to adverse events.

The targeted exposures of GLPG2222 were achieved in this patient trial, further strengthening dosing modelling for the first investigational triple combination. Exposures achieved in patients were in line with those observed in healthy volunteers.

The additional activity observed with treatment with GLPG2222 on top of Kalydeco was in line with what was observed with tezacaftor combined with Kalydeco in a Phase 2 trial in this population. A statistically significant dose-dependent decrease in sweat chloride concentration was observed amounting to a decrease of 6 mmol/L in the 300 mg cohort. Mean percent predicted FEV1 (ppFEV1) levels overall were 70% at screening (prior to treatment with GLPG2222). At the end of treatment with 300 mg GLPG2222, ppFEV1 levels increased by 2.2%.

Clear activity profile
D29 vs. baseline

Albatross

Sweat chloride
mmol/L
10
5
0
-5
-10
5.6
Placebo
150 mg
-3.8
*
300 mg
-6
*

Absolute ppFEV$_1$ changes
%ppFEV$_1$
5
2.5
0
-2.5
-5
Placebo
-0.8
150 mg
-0.6
2.2
300 mg

* ($p<0.05$)

FLAMINGO

The FLAMINGO trial included 59 CF patients with two copies of the Class II F508del mutation and who had not received prior treatment with Orkambi or Symdeko for four weeks prior to dosing of GLPG2222. The FLAMINGO trial was over-recruited within five months. This is our first CF patient trial conducted in both the United States and Europe. Primary objectives of this randomized, double-blinded, placebo controlled trial were to evaluate the safety and tolerability of GLPG2222. Once-daily doses of GLPG2222 (ascending from dose 1 to dose 4) or placebo were administered for a total of four weeks on treatment. All patients completed the full treatment course.

Overall, GLPG2222 was well tolerated, with observed treatment emergent adverse events being predominantly mild or moderate and typical for a CF patient population. A total of four serious adverse events were reported in three patients. Of these, two patients were on placebo, each experiencing pulmonary exacerbations due to infection. One patient was on Dose 2 of GLPG2222 and experienced two pulmonary exacerbations, both with onset during the follow up period; this patient had a significant sweat chloride decrease up to Day 29. There were no discontinuations due to adverse events.

The trial doses achieved the targeted GLPG2222 exposure levels. These will provide support to dose modelling and dose selection for the first investigational triple combination. Consistent with the ALBATROSS trial, exposures achieved in patients were in line with those observed in healthy volunteers.

A statistically significant dose-dependent decrease in sweat chloride concentration was observed with a maximum mean decrease of 18.3 mmol/L in the Dose 3 cohort. Mean percent predicted FEV1 (ppFEV1) levels overall were 63.4% at screening (prior to treatment with GLPG2222). Consistent with our expectations and similar prior VRTX trials conducted by Vertex, there was no significant impact on ppFEV1 levels.

On target activity
Mean changes D29 vs. baseline

Flamingo

Sweat chloride

mmol/L
Pbo
Dose 1
Dose 2
Dose 3
Dose 4
5
0
-5
-10
-15
-20
-25
*
LOCF values
Mean ± SE

Absolute ppFEV$_1$ changes

%ppFEV1
Pbo
Dose 1
Dose 2
Dose 3
Dose 4
3
2
1
0
-1
-2
-3

We believe ALBATROSS and FLAMINGO validated our C1 corrector series in patients.

GLPG2851

A Phase 1 trial with backup novel C1 corrector GLPG2851 for CF started in late 2017. The aim of the trial is to evaluate the safety, tolerability and pharmacokinetics of GLPG2851 in healthy volunteers. The randomized, double-blind, placebo controlled, single center trial is being conducted in Belgium.

C2 Correctors

We are developing GLPG2737 and GLPG3221 as C2 correctors.

GLPG2737

We reported favorable tolerability in a Phase 1 trial with our first late binding (C2) corrector GLPG2737, the final component needed for a triple combination therapy, at NACFC 2017.

PELICAN

PELICAN is a patient trial with C2 corrector GLPG2737 in combination with Orkambi, being run in 10 sites in Germany. The aim of the double-blind, placebo-controlled Phase 2 trial is to evaluate the safety and tolerability of novel C2 corrector GLPG2737 in adult CF patients who are homozygous for the Class II F508del mutation. Patients will remain on their stable dose of Orkambi and will receive treatment with GLPG2737 over a period of four weeks, with up to three weeks' follow up. Secondary endpoints include measurements of sweat chloride, and ppFEV%. We expect to report the results of PELICAN in 2018, and we look to this trial to validate our C2 corrector in patients.

GLPG3221

We reported the start of a Phase 1 trial with novel backup C2 corrector GLPG3221 in late 2017. The aim of the Phase 1 trial is to evaluate the safety, tolerability and pharmacokinetics of GLPG3221 in healthy volunteers. The randomized, double-blind, placebo controlled, single center trial is being conducted in Belgium.

Our OA Program

Sometimes called degenerative joint disease or degenerative arthritis, OA is the most common chronic condition of the joints. OA can affect any joint, but it occurs most often in the small joints of the fingers, knees, hips, lower back and neck, and the bases of the thumb and big toe. According to GlobalData, OA will be the fourth leading cause of disability by the year 2020. GlobalData estimates that diagnosed cases will grow to approximately 131 million cases by 2024.

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

GLPG1972 is a drug candidate developed by us under our collaboration agreement with Servier. GLPG1972 acts on ADAMTS-5, a key aggrecanase involved in the breakdown of aggrecan in joint cartilage. ADAMTS-5 has been validated in the literature in both animal models and human explants, and AGRS, a byproduct of the cartilage breakdown action of ADAMTS-5, has been shown to be elevated in the joints of human OA patients.

In June 2016, we announced that GLPG1972, a first-in-class product candidate aimed at treating OA, was generally well tolerated in healthy human volunteers in a Phase 1 first-in-human trial. In this trial, dosing with GLPG1972 reduced ARGS neoepitope, a biomarker for cartilage breakdown via the ADAMTS-5 pathway, by up to 60% in these volunteers within two weeks.

We evaluated GLPG1972 in a randomized, placebo-controlled, double-blind Phase 1b trial in 30 patients aged 50 to 75 years with diagnosis of knee and/or hip OA in the United States. Patients were given one of three doses of GLPG1972 or placebo for a total of four weeks, with a three-week follow-up period. Primary objectives were to evaluate safety, tolerability, and pharmacokinetics of GLPG1972 in patients. A secondary objective was to measure the reduction of ARGS neoepitope, an important cartilage breakdown biomarker.

In this Phase 1b trial in patients, GLPG1972 was well tolerated. There was one treatment discontinuation with reversible abnormal liver function test on day 15 in the highest dose cohort. The pharmacokinetics of GLPG1972 in a population of elderly individuals with OA were similar to those in healthy volunteers, potentially supporting once-daily oral treatment.

Patients on treatment achieved a dose-dependent, reduction of ARGS neoepitope versus placebo:

Strong reduction of ARGS

'1972 Ph1b study in OA patients

Blood serum ARGS % reduction vs baseline
-20
0
20
40
60
1
8
15
22
29
36
43
50
Days post-dosing
Placebo
Low dose
Med dose
High dose

Dose-dependent reduction of ARGS, well-tolerated in OA patients

We work with Servier to develop GLPG1972. We are eligible to receive milestones and single-digit royalties on potential commercial sales for GLPG1972, while we retain full commercial rights in the United States. In July 2017, Servier licensed GLPG1972 for further development into OA patient trials outside the United States. Both companies are preparing a global Phase 2 program to evaluate the risk/benefit profile of GLPG1972 in OA patients, expected to be initiated in 2018.

Our AtD Program

Atopic dermatitis (AtD), the most severe and common type of eczema, is a chronic relapsing inflammatory skin disease that causes severe itch, dry skin and rashes, predominantly on the face, inner side of the elbows and knees, and on hands and feet. Scratching of the afflicted skin leads to a vicious cycle causing redness, swelling, cracking, scaling of the skin and an increased risk of bacterial infections. Lichenification, thickening of the skin, is characteristic in older children and adults. The National Eczema Association estimates that AtD affects over 30 million Americans or up to 25% of children and 2-3% of adults. Sixty percent of AtD patients are diagnosed in the first year of life, and 90% of patients have a disease onset before age five. Symptoms commonly fade during childhood, however, approximately 10-30% of the patients will suffer from atopic dermatitis for life. A smaller percentage first develop symptoms as adults.

Generic drugs are the approved standard of care, including immunomodulators cyclosporine and mycophenolate mofetil and topical treatments. There are disease-modifying biologics and small molecules currently in development, with dupilimab (Dupixent, targeting IL-4Rα) most recently approved.

MOR106 is a human monoclonal antibody designed to selectively target IL‑17C in clinical development worldwide. IL‑17C is a target discovered by us and has been shown to be distinct from other members of the IL‑17 cytokine family, playing an important and pro-inflammatory role in certain skin disorders. MOR106 potently inhibits the binding of IL‑17C to its receptor and thus inhibits its biological activity.

MOR106 arises from an alliance between us and MorphoSys, in which both companies contribute their core technologies and expertise and equally share costs and benefits.

We evaluated MOR106 in a randomized, double-blind, placebo-controlled Phase 1 trial, with the aim to evaluate safety and tolerability. As secondary endpoints, the trial assessed pharmacokinetics and potential immunogenicity of MOR106. The first part of the trial was conducted in a single center in 56 healthy volunteers, evaluating single ascending doses (SAD) as intravenous infusion compared to placebo. MOR106 showed favorable safety and PK results when administered to healthy volunteers in the ongoing trial. Subsequently investigation was started of multiple ascending doses (MAD) compared to placebo in approximately 25 patients with moderate to severe AtD in several European centers. Topline results of the complete trial were reported in September 2017. In the MAD portion with MOR106 in patients, all adverse drug reactions observed were mild-to-moderate and transient in nature and did not lead to clinically relevant safety signals. No serious adverse events and no infusion-related reactions  were recorded. MOR106 reported a favorable PK profile with dose-dependent exposure and a half-life in patients in line with what was observed in healthy volunteers.

Even though the trial was not statistically powered to show differences in efficacy between treatment groups, at the highest dose level of MOR106, in 83% of patients (five out of six) an improvement of at least 50% in signs and symptoms of AtD measured by the Eczema Area and Severity Index (EASI-50) was recorded at week four. The onset of activity was rapid and occurred within few weeks and was maintained for over two months after the last treatment. Among patients receiving placebo, in 17% of patients (one out of six) an EASI-50 improvement was seen at week four.

As reported at AAD 2018, the pooled, mean EASI scores over time versus placebo show a sustained effect for weeks after completion of dosing:

MOR106 Ph1b

EASI, % change from baseline, pooled data, median

0
-10
-20
-30
-40
-50
-60
-70
-80
-90
-100
% change from baseline
0
2
4
6
8
10
12
14
Weeks after start of treatment
Placebo
MOR106
Infusion

We and our collaboration partner MorphoSys are preparing for a Phase 2 trial with MOR106, which is expected to initiate in the first half of 2018.

For a breakdown of our total revenues by activity and geographic market, please see “Note 4—Segment information—Geographical information” in our consolidated financial statements appended to this annual report.

Our Strategy

Our mission is to develop first-in-class medicines based on the discovery of novel targets. Using human primary cells, we discover which proteins (‘targets’) play a key role in causing diseases. We then aim to develop small molecules that inhibit these targets, restore the balance, and thereby positively influence the course of the disease. This approach addresses the root cause of the disease rather than just treating the symptoms. Our aim is to make a lasting positive contribution to society through discovery of therapies for diseases with large unmet medical need.

Our ambition is to become a fully integrated biopharmaceutical company focused on the development and commercialization of novel medicines which will improve people’s lives.

Key elements of our strategy include:

•	Rapidly advance the development and commercialization of filgotinib with our collaboration partner Gilead in RA, CD, UC, and other inflammatory diseases

Based on the results from our Phase 2 clinical trials, we believe that filgotinib is a promising candidate for the treatment of RA, CD, UC and other inflammatory diseases. Our collaboration partner Gilead initiated Phase 3 clinical programs in RA, CD and UC in 2016 and multiple Phase 2 clinical programs in additional inflammatory diseases in 2017. We initiated Phase 2 clinical programs in psoriatic arthritis and ankylosing spondylitis in 2017. We exercised an option to co-promote filgotinib with Gilead in the UK, Germany, France, Italy, Spain, the Netherlands, Belgium, and Luxembourg. By exercising this option, we aim to build a commercial organization and further progress our ambition to become a fully integrated biopharmaceutical company.

•	Build an IPF franchise

We reported positive results with the FLORA Phase 2a trial evaluating GLPG1690 targeting ATX in IPF patients. We directed two additional candidate programs with distinct mechanisms of action toward IPF: we expect to start a Phase 2a trial with GLPG1205 in IPF patients and take GLPG3499 into Phase 1 in 2018. We have worldwide development and commercialization rights for GLPG1690, GLPG1205, and GLPG3499. We intend to commercialize successful candidates from our IPF franchise.

•	Work with our collaboration partner AbbVie to develop a CF franchise of triple combination oral therapies

In order to address the unmet need in CF patients with Class II and other mutations in the CFTR gene, we aim to develop a triple combination therapy comprising a potentiator and two corrector molecules. We validated our in vitro assays and dosing modelling for developing a triple combination therapy through successful trials (SAPHIRA, ALBATROSS, FLAMINGO) with our potentiator and C1 corrector compounds. We completed Phase 1 trials for certain components and certain combinations of our triple combination in 2017. We plan to initiate an evaluation of a once-daily, oral, triple combination therapy in CF patients in 2018, with additional trials with novel CF compounds and combinations of these initiating throughout 2018. We have an exclusive collaboration agreement with AbbVie to jointly discover, develop, and commercialize these novel CF modulators.

•	Advance GLPG1972 in OA patient clinical trials in the United States

In  2016, we announced that a Phase 1 first-in-human trial of GLPG1972, targeting ADAMTS-5 for the treatment of OA, showed the product candidate reduced ARGS neoepitope in healthy volunteers up to 60% within two weeks. In early 2018, we disclosed that GLPG1972 showed a similar, dose-dependent ARGS neoepitope reduction in OA patients within four weeks. We intend to initiate a global Phase 2 program with GLPG1972 together with collaboration partner Servier in 2018. In 2017, Servier elected to exercise its option to license the compound for further development in OA patient trials outside the United States. We retain all development and commercialization rights to this compound in the United States, where we will also lead all clinical development of GLPG1972.

•	Advance MOR106 in AtD patient clinical trials with our collaboration partner MorphoSys

We reported successful completion of the healthy volunteer part of a first-in-human trial and further announced that 83% of AtD patients treated in Phase 1b with the highest dose of MOR106 achieved EASI-50, with the effect being sustained for months after stop of treatment. MOR106 targets IL17‑C, a novel antibody target discovered by us. MorphoSys and we share costs and potential benefits equally in this collaboration. We expect to start a Phase 2 trial in AtD patients in 2018.

•	Maximize and capture the value of our target discovery platform by becoming a fully integrated biotechnology company

Our platform has yielded many new mode-of-action investigational therapies across multiple therapeutic areas. Our most mature pre-clinical programs are GLPG2534, GLPG3121, GLPG3312, and GLPG3667 for inflammation, which we plan to take into Phase 1 trials in 2018. Additionally, we are exploring the potential of pre-clinical product candidates in AS, psoriatic arthritis, IBD, AtD, lupus, IPF, systemic sclerosis, nonalcoholic steatohepatitis, type 2 diabetes, and hepatitis B. We aim to initiate a Phase 3 trial every other year, while conducting three proof-of-concept trials, delivering three pre-clinical product candidates and eight new validated targets every year. We aim to select promising programs for internal development and commercialization and establish ourselves as a fully integrated biopharmaceutical company.

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

Our product candidate filgotinib acts on a target whose role in the specific disease was discovered by us using our discovery platform and we believe is a proof of success of this approach. Further proof of this approach was shown in 2017 with autotaxin inhibitor GLPG1690 in IPF patients, and with fully human monoclonal antibody MOR106 directed toward IL-17C in AtD patients. Autotaxin and IL-17C are targets we discovered for these diseases.

The human genome is made up of tens of thousands of genes which code for the proteins that make up the human body. Nearly all chronic diseases and disorders are caused by a disruption in the normal function of certain proteins. The main goal of the industry is to discover and develop molecules that alter the activity of these proteins so that normal function returns and the cause of the disease is minimized or eliminated. One of the main obstacles in discovering new drugs is to understand exactly which of the body’s thousands of proteins play a key role in a particular disease. Once these proteins are discovered, they become targets for drug design. Finding these targets is one of the critical steps in the drug discovery process. Our approach to target discovery is unique as our discovery platform focuses on target identification using primary human cells, which we believe provides a good system to study the effect that a protein might have on the disease in the human body.

In order to study proteins in human cells, we take advantage of the distinctive properties of adenoviruses. Adenovirus is the virus that causes the common cold and has the capability to infect almost every type of human cell. The adenoviruses we work with have been engineered to act as a shuttle vehicle, allowing the delivery of specific pieces of DNA into human cells. Additionally, these viruses have been made replication incompetent, meaning they do not replicate in the human cell they infect, and so do not interfere with the processes in the cell. We engineered the viruses to carry small pieces of DNA, specific for individual human genes. When the virus enters the cell, this DNA piece leads to the production of a short sequence of RNA that is processed in the cell to become “short interfering RNA,” or siRNA, which specifically interferes with the mRNA of the protein it was designed for. By using these viruses, we can cause the cells to block, or “knock-down,” the production of a certain protein, mimicking what a small molecule drug does in the human body. We built a collection with these adenoviruses, now in excess of 20,000 viruses, that addresses around 6,000 drugable genes.

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

This discovery approach may increase the chances of success in bringing new mode of action drugs to the market. Since 2009, we have generated 37 pre-clinical candidates of which 27 have novel modes of action. Of these, 17 have entered the clinic, 11 with novel modes of action.

In addition to our pipeline of molecules in the clinic, we have multiple discovery programs which are advancing toward clinical development. Further to targets and molecules in RA, IBD, and CF, we are exploring new modes of action in AS, psoriatic arthritis, IBD, AtD, lupus, IPF, systemic sclerosis, nonalcoholic steatohepatitis, type 2 diabetes, and hepatitis.

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

As of March 16, 2018, patent rights held by Galapagos NV relating to our product candidates include the following:

Filgotinib Product Candidate: We have five U.S. patents claiming filgotinib compositions of matter and methods of treatment using filgotinib, and one pending U.S. patent application. We have one patent granted via the European Patent Office (EPO) and one application pending at the EPO, an opposition has been filed against the granted patent.  Counterpart patent applications are also pending in Australia, Canada, and other foreign countries. The five issued U.S. patents, one European Patent, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2030, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. In addition, we have one granted U.S. patent and two pending U.S. applications, with counterpart applications pending in other foreign countries, which are directed to certain physical forms, including polymorphic forms and compositions, of our filgotinib product candidate, and patents, if granted, based on these patent applications are estimated to expire in 2035, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a pending U.S. application, with counterpart applications pending in other foreign countries, related to the use of our filgotinib product candidate in cardiovascular disorders, and a pending U.S. application, with counterpart applications pending in other foreign countries related to the specific use of our filgotinib product candidate at particular doses in inflammatory conditions. Any patents, if granted, based on these patent applications are estimated to expire in 2036. We additionally have rights in a pending application under the Patent Cooperation Treaty, or PCT, which relate to methods of treatment using filgotinib in additional indications. Any patents, if granted, based on these patent applications are estimated to expire in 2037. We also have a pending PCT application related to the use of a combination of filgotinib with other Galapagos proprietary compounds. Any patents, if granted, based on this patent application are estimated to expire in 2038. We have additional patents and pending patent applications directed to the use of compounds related to our filgotinib product candidate and these patents, and patents that may be issued based on these pending patent applications, are currently expected to expire from 2029 to 2033, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG1690 Product Candidate: We have three issued U.S. patents relating to GLPG1690, one patent granted via the EPO, one pending U.S. patent application, and counterpart foreign patent applications that are pending in Australia, Canada, Europe and other foreign countries. These patents and patent applications claim GLPG1690 compositions of matter and methods of treatment using GLPG1690. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2034, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a pending U.K. application relating to methods for treating lung disorders using GLPG1690, any patents, if granted, based on this patent application are estimated to expire in 2039.

GLPG2222 Product Candidate: We have rights in one granted U.S. patent, one pending U.S. patent application, and counterpart foreign patent applications that are pending in Australia, Canada, Europe and other foreign countries which claim GLPG2222 compositions of matter and methods of treatment using GLPG2222, in particular in CF. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2035, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG2451 Product Candidate: We have rights in one pending U.S. patent application, and counterpart foreign patent applications that are pending in Australia, Canada, Europe and other foreign countries which claim GLPG2451 compositions of matter and methods of treatment using GLPG2451, in particular in CF. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2036, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG2737 Product Candidate: We have rights in a pending U.S. patent application, a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG2737 compositions of matter and methods of treatment using GLPG2737, in particular in CF. Patents, if any, that issue, based on these pending patent applications are estimated to expire in 2036, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG3067 Product Candidate: We have rights in a pending U.S. patent application relating to GLPG3067, a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG3067 compositions of matter and methods of treatment using GLPG3067, in particular in CF. Patents, if any, that issue, based on these pending patent applications are estimated to expire in 2037, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG2851 Product Candidate: We have rights in a granted U.S. patent, a pending U.S. patent application, and counterpart foreign patent applications that are pending in Australia, Canada, Europe and other foreign countries which claim GLPG2851 compositions of matter and methods of treatment using GLPG2851, in particular in CF. Patents, if any, that issue, based on these pending patent applications are estimated to expire in 2036, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG3221 Product Candidate: We have rights in a pending U.S. patent application relating to GLPG3221, a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG3221 compositions of matter and methods of treatment using GLPG3221, in particular in CF. Patents, if any, that issue, based on these pending patent applications are estimated to expire in 2037, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG1972 Product Candidate: We have rights, jointly with our alliance partner Servier, in two pending U.S. applications and counterpart foreign patent applications that are pending in Australia, Europe and other foreign countries which claim GLPG1972 compositions of matter and methods of treatment using GLPG1972, in particular in OA. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2035, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

MOR106 Product Candidate: We have rights in a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming MOR106 compositions of matter and methods of treatment using MOR106. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2037, not including any potential extension that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have rights in a pending European application relating to methods of treatment of AtD using MOR106. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038.

GLPG2534 Product Candidate: We have a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG2534 compositions of matter and methods of treatment using GLPG2534. Patents, if any, that issue based on this pending patent application are estimated to expire in 2036, not including any potential extension that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a pending patent PCT application related to the use of a combination of GLPG2534 with other Galapagos proprietary compounds. Any patents, if granted, based on this patent applications are estimated to expire in 2038.

GLPG1205 Product Candidate: We have two U.S. patents, one pending U.S. patent application, one patent granted via the European Patent Office (EPO) and one application pending at the EPO. Counterpart foreign patent applications are also pending in Australia, Canada, and other foreign countries. These patents and patent applications claim GLPG1205 compositions of matter and methods of treatment using GLPG1205. The two issued U.S. patents, one European Patent, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2032, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. We also have a pending U.K. application claiming methods of treatment using GLPG1205 in further indications. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038.

GLPG3499 Product Candidate: We have a pending U.K. patent application claiming GLPG3499 compositions of matter and methods of treatment using GLPG3499. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG1837 Product Candidate: We have three issued U.S. patents relating to GLPG1837, one patent granted via the EPO, one pending U.S. patent application and counterpart foreign patent applications that are pending in Australia, Canada, Europe and other foreign countries. These patents and applications claim GLPG1837 compositions of matter and methods of treatment using GLPG1837, in particular in CF. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2034, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have rights in a pending patent application under the PCT which claims methods of treatment using GLPG1837. Patents, if any, that issue based on this pending patent application are estimated to expire in 2037.

We have three families of issued patents related to our target discovery platform. The first covers the construction of recombinant adenoviral libraries and their use in an arrayed format for functional genomics applications. This family includes granted patents in the United States, Australia, Canada, Europe (validated in France, Germany, Switzerland, the United Kingdom, Ireland, Luxembourg and Monaco), Japan, Mexico and New Zealand. This family is expected to expire by 2019. The second family, a U.S. patent expected to expire in 2020, relates to adenoviral vector modifications that enable gene delivery into T-cells, B-cells and mast cells, all of which are cell types that are resistant to gene delivery using standard transfection technologies. The third family relates to the use of certain shRNA expression vectors for in situ production of gene specific siRNA, leading to the knock down of the corresponding gene product. This family is a granted European patent validated in Austria, Belgium, Switzerland, Germany, France, the United Kingdom, Ireland, Luxembourg and the Netherlands, and is expected to expire in 2022. We do not believe that the expiration of these patents will materially affect our business, because they will not impact our patent coverage for our current clinical programs. We also use a variety of research tools and software products in our research platform that are non-exclusively licensed to us on commercially reasonable terms.

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

Collaborations

We have entered into multiple collaboration agreements with pharmaceutical partners, which have generated approximately $1,017.5 million in cash at December 31, 2017 to fund discovery and development. We expect to continue to collaborate selectively with pharmaceutical and biotechnology companies to leverage our discovery platform and accelerate product candidate development. Our current alliances include the following alliances with AbbVie and Gilead:

Amended and Restated Collaboration with AbbVie for CFTR Modulators (CF)

On September 23, 2013, we entered into a global collaboration agreement with AbbVie focused on the discovery and worldwide development and commercialization of potentiator and corrector molecules for the treatment of CF. In connection with our entry into the collaboration agreement we received a one-time, non-refundable, non-creditable upfront payment in the amount of $45 million. On April 28, 2016, we and AbbVie entered into the amended and restated agreement which expanded the parties’ CF collaboration by amending and restating the collaboration agreement to, among other things, increase the remaining total milestones under the amended and restated agreement up to approximately $600 million from $350 million. As amended, the collaboration will provide for the potential development and commercialization of triple combination products consisting of a potentiator molecule, a corrector 1 molecule and a corrector 2 molecule to treat specified populations of patients with CF. As of the date of this annual report, we have achieved $77.5 million as milestones under this agreement, in addition to the $45 million upfront payment.

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

Under the amended and restated agreement, we are still eligible to receive up to $550 million in total additional payments for developmental, regulatory and sales-based milestones. In addition, we will be eligible to receive tiered royalties ranging from 15% to 20% on net sales of licensed products payable on a product-by-product basis. The royalties payable to us under the amended and restated agreement may be reduced under certain circumstances, including if generic competition on an active ingredient of a licensed product in a particular territory results in market share losses of a certain amount. Our right to receive royalties under the amended and restated agreement expires, on a product-by-product and country-by-country basis, on the later of (1) the last day that at least one valid patent claim subject to the amended and restated agreement and covering the licensed product exists, (2) the expiry of a mutually agreed upon time period after the first commercial sale of the licensed product in the applicable country, or (3) the expiration of regulatory exclusivity for the licensed product in the applicable country. In the event we exercise our co-promotion option with respect to a licensed product, we would assume a portion of the co-promotion effort in the Netherlands, Belgium and Luxembourg and share in the net profit and net losses in these territories instead of receiving royalties in those territories during the period of co-promotion.

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

In connection with our entry into the collaboration agreement, we received an upfront payment of $725 million consisting of a one-time, non-refundable, non-creditable license fee in the amount of $300 million and a $425 million equity investment. All payments by Gilead to us are made in U.S. dollars. As of the date of this annual report, we have received an additional $70 million as payments under this agreement.

In addition, we will be eligible to receive remaining development and regulatory milestone-based payments of up to $685 million and sales-based milestone payments of up to $600 million. We will be eligible to receive tiered royalty percentages from 20% to 30% on global net sales of licensed products. The royalties payable to us under the collaboration agreement may be reduced under certain circumstances. Our right to receive royalties under the collaboration agreement continues, on a country-by-country basis, until the later to occur of certain specified events. As we exercised our co-promotion option with respect to licensed products in the United Kingdom, Germany, France, Italy, Spain, the Netherlands, Belgium, and Luxembourg in December 2017, we assume a portion of the co-promotion effort in these territories and share equally in the net profit and net losses in these territories instead of receiving royalties in these territories during the period of co-promotion.

The collaboration is managed by a set of joint committees comprised of equal numbers of representatives from each of us and Gilead. The joint steering committee monitors and provides strategic oversight of the activities under the collaboration and facilitates communications between the parties. The joint development committee oversees and coordinates the development of the licensed products. The joint commercialization committee will oversee commercialization of licensed products and co-promoted licensed products in co-promotion territories.

Under the terms of the collaboration, Gilead is primarily responsible for development and for seeking regulatory approval of the licensed product. We are required to use commercially reasonable efforts as requested by Gilead to assist Gilead with certain development activities.

The collaboration agreement will expire (a) on a country-by-country basis at the end of the royalty term in such country and (b) at such time as a generic product is first sold in a co-promotion country. Upon expiration of the collaboration agreement, the licenses will become fully-paid, perpetual and irrevocable. Either we or Gilead may terminate the collaboration agreement for the other party’s uncured material breach. Either we or Gilead may terminate the collaboration agreement in the event of specified insolvency events involving the other party. Gilead may also terminate the collaboration agreement in its entirety for convenience following a certain period upon prior written notice.

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

Either party may, without the consent of the other party, assign the collaboration agreement to an affiliate or successor. Any other assignment requires written consent of the other party. However, with respect to an assignment to an affiliate, the assigning party will remain bound by the terms of the collaboration agreement. If we undergo a change in control, Gilead has the right to terminate our right to co-promote, and disband all joint committees and undertake exclusive control of their activities; provided, that Gilead has no right to exercise such rights if we undergo a change in control with a drug company that has a market capitalization less than a certain percentage of our market capitalization.

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

Currently, our drug raw materials which support our clinical trials are manufactured by multiple suppliers. We have agreements for the supply of such drug materials with manufacturers or suppliers that we believe have sufficient capacity to meet our demands. In addition, we believe that adequate alternative sources for such supplies exist. However, there is a risk that, if supplies are interrupted, it would materially harm our business. We typically order raw materials and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements. To date, the prices of our principal raw materials have not been volatile.

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

In the field of RA, therapeutic approaches have traditionally relied on DMARDS such as MTX and sulphasalazine as first-line therapy. These oral drugs work primarily to suppress the immune system and, while effective in this regard, the suppression of the immune system leads to an increased risk of infections and other side effects. Accordingly, in addition to DMARDS, monoclonal antibodies targeting TNF, like AbbVie’s Humira, or IL‑6 like Roche’s Actemra, have been developed. These biologics, which must be delivered via injection, are currently the standard of care as first- and second-line therapies for RA patients who have an inadequate response to DMARDS. In November 2012, Xeljanz, marketed by Pfizer, was approved by the FDA as an oral treatment of adult patients with RA who have had an inadequate response to, or who are intolerant of, MTX. Xeljanz is the first JAK inhibitor for RA approved for commercial sale in the United States. We are aware of other JAK inhibitors in development for patients with RA, including a once- daily JAK1/2 inhibitor called baricitinib being developed by Lilly which is approved by the EMA for RA and is expected to be approved by the FDA in the course of 2018, and a JAK inhibitor called ABT‑494 which is being developed by AbbVie. Filgotinib, which is a selective JAK1 inhibitor currently in three Phase 3 and multiple Phase 2 trials, is being developed in collaboration with Gilead.

We expect that filgotinib, for which we have completed a Phase 2 program in patients with moderate to severe RA who have an inadequate response to MTX, will compete with all of these therapies when marketed. If generic or biosimilar versions of these therapies are approved we would also expect to compete against these versions of the therapies.

In the field of IBD, first line therapies are oral (or local) treatments with several low-cost generic compounds such as mesalazine, more effective in UC, and azathioprine, more effective in CD. Steroids such as budesonide are used in both UC and CD. For more advanced therapy, monoclonal antibodies with various targets such as TNF and more recently, integrins by vedolizumab (Entyvio) are approved. We are also aware of other biologics in clinical development for these indications, such as: ustekinumab, developed by Johnson & Johnson, which is in Phase 3 clinical trials, and risankizumab, developed by AbbVie. Celgene has a new oral therapy in development: ozanimod, currently in Phase 3 in UC and Phase 2 in CD. Pfizer’s Xeljanz showed activity in Phase 3 and has been filed for approval in UC. The FDA will hold an Advisory Committee meeting in March 2018 to assess this application. The large number of treatments for UC, and somewhat less for CD, presents a substantial level of competition for any new treatment entering the IBD market.

In the field of CF, the approved therapies to treat CF patients have mostly been designed to treat the symptoms of the disease rather than its cause. Kalydeco, Orkambi, and more recently Symdeko, all from Vertex, are currently the only three FDA-approved therapies to address the cause of Class III and Class II mutation CF, respectively. Kalydeco, also approved in Europe, is a CFTR potentiator to treat CF in patients with a Class III (G551D) mutation of the CFTR gene. Vertex also developed lumacaftor, a corrector molecule to address a broader patient population, including patients with a Class II (F508del) mutation of the CFTR gene. Vertex obtained approval in July 2015 in the United States for Orkambi, a combination product (Kalydeco + lumacaftor) and obtained approval in November 2015 in Europe. Vertex recently received approval for Symdeko, comprising tezacaftor, a new corrector, in combination with Kalydeco. In July 2017, Vertex disclosed positive results in CF patient trials with multiple potential triple combination therapies. We are also aware of other companies, including Novartis, Nivalis, Pfizer, Proteostasis, ProQR, and Flatley Discovery Lab, which are actively developing product candidates for the treatment of CF. These typically target the CFTR protein as potentiators, correctors, or other modulators of its activity.

In the field of IPF, there are two approved disease modifying drugs, pirfenidone, marketed by Roche, and nintenanib, marketed by Boehringer Ingelheim. These drugs are not well tolerated by patients and prolong life for IPF patients by a matter of months, leaving an unmet medical need for those developing disease-modifying drugs in this field. In 2017, Fibrogen announced positive Phase 2 trial results with pamrevlumab in IPF patients and intends to start a Phase 3 program in 2018. In 2017, Prometic announced Phase 2 trial results with PBI-4050 in IPF patients and announced the start of a Phase 3 program in 2018.

In the field of OA, there are currently no disease-modifying drugs approved. Current treatment involves weight loss, physical therapy, prednisolone, non-steroidal anti-inflammatory drugs, and pain management. Medivir announced in September 2017 that a trial in patients with knee OA with MIV-711, a cathepsin K inhibitor, demonstrated structural benefit.

In the field of AtD, immunomodulators such as cyclosporine and mycophenolate mofetil and topical calcineurin inhibitors tacrolimus, marketed by Astellas, and pimecrolimus, marketed by Meda, have high treatment share. In 2017, Dupilimab, an anti-IL-4 and anti-IL-13 human monoclonal antibody marketed by Sanofi and Regeneron, achieved FDA approval. According to a GlobalData 2015 report, key opinion leaders indicated that a high unmet need remains for a better treatment armamentarium for severe, recalcitrant patients.

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

Once a pharmaceutical product candidate is identified for development, it enters the pre-clinical testing stage. Pre-clinical tests include laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as animal studies. An IND sponsor must submit the results of the pre-clinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND. The sponsor must also include a protocol detailing, among other things, the objectives of the initial clinical trial, dosing procedures, subject selection and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Some pre-clinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions related to a proposed clinical trial and places the trial on a clinical hold within that 30‑day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns or non-compliance, and may be imposed on all drug products within a certain class of drugs. The FDA also can impose partial clinical holds, for example, prohibiting the initiation of clinical trials of a certain duration or for a certain dose.

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

U.S. Review and Approval Processes

The results of product development, pre-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA for a new drug, requesting approval to market the product. The submission of an NDA is subject to the payment of a substantial user fee; although a waiver of such fee may be obtained under certain limited circumstances. For example, the agency will waive the application fee for the first human drug application that a small business or its affiliate submits for review. The sponsor of an approved NDA is also subject to an annual prescription drug product program fee.

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

Breakthrough Designation

The FDA expedites the development and review of a breakthrough therapy. A drug product can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a drug product be designated as a breakthrough therapy concurrently with, or at any time after, the submission of an IND, and the FDA must determine if the product candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. If so designated, the FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather pre-clinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

Priority Review

Priority review is granted where there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. If a product that contains a new molecular entity is granted priority review, the FDA aims to review the application six months after it accepts the application for filing. If criteria are not met for priority review, the application is subject to the standard FDA review period of ten months after FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

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

Pediatric Information

Under the Pediatric Research Equity Act of 2003, or PREA, as amended, NDAs or supplements to NDAs must contain data adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDCA requires that a sponsor who is planning to submit a marketing application for a drug product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of data or full or partial waivers. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from pre-clinical studies, early phase clinical trials, and/or other clinical development programs. At this time, the requirements of PREA do not apply to an application to market a drug for an orphan-designated indication.

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

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we may obtain regulatory approval. In the United States, sales of any products for which we may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payers. Third-party payers include government authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payer will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payer will pay for the drug product. Third-party payers may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Moreover, a payer’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Third-party payers are increasingly challenging the price and examining the medical necessity and cost- effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of any products, in addition to the costs required to obtain regulatory approvals. Our product candidates may not be considered medically necessary or cost-effective. If third-party payers do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

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

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payers fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on cost containment measures in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

•

federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money to the federal government;
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

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

•

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The Affordable Care Act broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes contained within 42 U.S.C. § 1320a‑7b. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act provides that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act or the civil monetary penalties statute.

The U.S. federal False Claims Act prohibits anyone from, among other things, knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services that are false or fraudulent. Although we would not submit claims directly to payers, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. For example, pharmaceutical companies have been prosecuted under the federal False Claims Act in connection with their off-label promotion of drugs. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $10,781 and $21,563 for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. In addition, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.

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

•

The Affordable Care Act requires pharmaceutical manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any ownership and investment interests held by physicians and their immediate family members. Manufacturers annually report this information to Centers for Medicaid and Medicare Services, or CMS, and the information is publicly available in a searchable format on a CMS website.

•

A new Patient-Centered Outcomes Research Institute was established pursuant to the Affordable Care Act to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

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

Some of the provisions of the Affordable Care Act have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, that while not a law, is widely viewed as the first step toward the passage of legislation that would repeal certain aspects of the Affordable Care Act. While Congress has not passed repeal legislation to date, the 2017 Tax Reform Act includes a provision repealing the individual mandate, effective January 1, 2019. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the Affordable Care Act to waive, defer, grant exemptions from, or delay the implementation of any provision of the Affordable Care Act that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Congress also could consider subsequent legislation to replace elements of the Affordable Care Act that are repealed. On October 13, 2017, President Trump signed an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the Affordable Care Act. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the Affordable Care Act for plans sold through such marketplaces. Congress will likely consider other legislation to replace elements of the Affordable Care Act. Thus, the full impact of the Affordable Care Act, any law replacing elements of it, or the political uncertainty surrounding its repeal or replacement on our business remains unclear.

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

The Centralized Procedure is compulsory for human medicines for the treatment of human immunodeficiency virus (HIV) or acquired immune deficiency syndrome (AIDS), cancer, diabetes, neurodegenerative diseases, auto-immune and other immune dysfunctions, and viral diseases; for veterinary medicines for use as growth or yield enhancers; for medicines derived from biotechnology processes, such as genetic engineering; for advanced-therapy medicines, such as gene-therapy, somatic cell-therapy or tissue-engineered medicines; and for officially designated “orphan medicines” (medicines used for rare human diseases). The Centralized Procedure is optional for products containing a new active substance for indications other than those stated above and not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or for products which are in the interest of public or animal health at the European level. The National MA is for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. If the RMS proposes to authorize the product, and the other Member States do not raise objections, the product is granted a national MA in all the Member States where the authorization was sought. Before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Brexit

On March 29, 2017, the United Kingdom (UK) notified the European Council of its intention to withdraw from the European Union (EU), a process known as 'Brexit'. The EMA is making preparations to ensure that it can continue to deliver on its mission and protect public and animal health after the UK leaves the EU on March 30, 2019, the date currently set by the timeframe provided in Article 50 of the Treaty on European Union. One of the consequences of Brexit is that EMA will relocate to Amsterdam, the Netherlands, where it has to take up its operations on March 30, 2019 at the latest. The Agency continues its operations in accordance with the timelines set by its rules and regulations. EMA is working on the assumption that the UK will become a third country as of March 30, 2019. This is without prejudice to the outcome of the withdrawal negotiations. The UK continues to participate in all EMA activities and meetings and retains its speaking and voting rights. No Member State has previously decided to leave the EU, so there is no precedent for this situation.

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

Clinical Trials

As is the case in the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. The Clinical Trials Directive 2001/20/EC, as amended, (and which will be replaced by Regulation (EU) No 536/2014, currently expected to be in 2019) provides a system for the approval of clinical trials in the European Union via implementation through national legislation of the Member States. Under this system, approval must be obtained from the competent national authorities of the European Union Member States in which the clinical trial is to be conducted. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application, which must be supported by an investigational medicinal product dossier with supporting information prescribed by the Clinical Trials Directive and corresponding national laws of the Member States and further detailed in applicable guidance documents. A clinical trial may only be undertaken if provision has been made for insurance or indemnity to cover the liability of the investigator or sponsor. In certain countries, the sponsor of a clinical trial has a strict (faultless) liability for any (direct or indirect) damage suffered by trial subjects. The sponsor of a clinical trial, or its legal representative, must be based in the European Economic Area. European regulators and ethics committees also require the submission of adverse event reports during a study and a copy of the final study report.

Marketing Approval

Marketing approvals under the European Union regulatory system may be obtained through a centralized or decentralized procedure. The centralized procedure results in the grant of a single marketing authorization that is valid for all (currently 28) European Union Member States and three European Free Trade Association members (Norway, Iceland, Liechtenstein).

Pursuant to Regulation (EC) No. 726/2004, as amended, the centralized procedure is mandatory for drugs developed by means of specified biotechnological processes, advanced therapy medicinal products, drugs for human use containing a new active substance for which the therapeutic indication is the treatment of specified diseases, including but not limited to acquired immune deficiency syndrome, neurodegenerative disorders, auto-immune diseases and other immune dysfunctions, as well as drugs designated as orphan drugs. The CHMP also has the discretion to permit other products to use the centralized procedure if it considers them sufficiently innovative or they contain a new active substance or they may be of benefit to public health at the Community level.

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

Following Article 6(3), first subparagraph, of Regulation (EC) No. 726/2004, the maximum timeframe for the evaluation of an MAA by the CHMP under the centralized procedure is 210 days after receipt of a valid application. This period will be suspended until such time as the supplementary information requested by the CHMP, has been provided by the applicant. Likewise, this time limit will be suspended for the time allowed for the applicant to prepare oral or written explanations. When an application is submitted for a marketing authorization in respect of a drug which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days, according to Article 14(9) of Regulation (EC) No. 726/2004, but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

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

Glossary of Terms

Glossary of terms, to be read only in conjunction with this annual report.

100 points clinical response	Percentage of patients achieving a 100‑point decrease in CDAI score during a clinical trial in CD patients

ACR	American College of Rheumatology

ACR20 (ACR 20/50/70)

American College of Rheumatology 20% response rate signifies a 20% or greater improvement in the number of swollen and tender joints as well as a 20% or greater improvement in three out of five other disease-activity measures. ACR50 and ACR70 reflect the same, for 50% and 70% response rates, respectively

ADAMTS-5	ADAMTS-5 is a key enzyme involved in cartilage breakdown (Larkin 2015)

ADS	American Depositary Share; Galapagos has a Level 3 ADS listed on NASDAQ with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV

AFM	Dutch Authority for the Financial Markets

ALBATROSS	A Phase 2 trial to evaluate GLPG2222 in ivacaftor-treated CF patients with the Class II mutation on one allele

Anemia	Condition in which the patient has an inadequate number of red blood cells to carry oxygen to the body’s tissues

Ankylosing spondylitis (AS)

AS is a systemic, chronic, and progressive spondyoloarthropathy primarily affecting the spine and sacroiliac joints, and progressing into severe inflammation that fuses the spine, leading to permanent painful stiffness of the back

ASDAS

Ankylosing Spondylitis Disease Activity Score, a composite score of symptoms such as back pain, duration of morning stiffness, and peripheral pain and swelling. We measure ASDAS scores in the TORTUGA trial with filgotinib in AS

Atherogenic index	Total cholesterol over HDL ratio. Improvement of the atherogenic index may be a forecast of cardiovascular health

Atopic dermatitis (AtD)	Also known as atopic eczema, atopic dermatitis is a common pruritis (extreme itching) inflammatory condition affecting the skin, which most frequently starts in childhood

Attrition rate

The historical success rate for drug discovery and development, based on publicly known development paths. Statistically seen, investment in at least 12 target-based programs is required to ensure that at least one of these will reach a Phase 3 study. Most new drug R&D programs are discontinued before reaching Phase 3 because they are not successful enough to be approved

Autotaxin (ATX)	An enzyme important for generating the signaling molecule lypophosphatidic acid (LPA). GLPG1690 targets autotaxin for IPF

BID dosing	Twice-daily dosing (bis in die)

Bioavailability	Assessment of the amount of product candidate that reaches a body’s systemic circulation after (oral) administration

Biomarker	Substance used as an indicator of a biological process, particularly to determine whether a product candidate has a biological effect

Black & Scholes model	A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and warrants

Bleomycin model	A pre-clinical model involving use of bleomycin (a cancer medication) to induce IPF symptoms

CDAI	Crohn’s Disease Activity Index, evaluating patients on eight different factors, each of which has a pre-defined weight as a way to quantify the impact of CD

CDAI remission	In the FITZROY trial, the percentage of patients with CD who showed a reduction of CDAI score to <150

CFTR

Cystic Fibrosis Transmembrane conductance Regulator protein. CFTR is an ion channel that transports chloride and thiocyanate ions across epithelial cell membranes. Mutations in the CFTR gene, that codes for the CFTR protein, cause CF

CIR

Crédit d’Impôt Recherche, or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris

Class II mutation

A genetic mutation in CF resulting in errors in CFTR folding, transport of functional CFTR to the cell membrane, and CFTR channel opening, whereby chloride ion flow at the cell surface in the membrane of affected organs is impacted negatively. About 90% of C patients are carriers of the Class II mutation. It is believed that a potentiator and multiple correctors will be needed to address the CFTR malfunction of Class II mutation patients. Orkambi and Symdeko are the only approved disease-modifying therapies for Class II mutation patients today

Class III mutation

A genetic mutation in CF resulting in errors in CFTR channel opening, whereby chloride ion flow at the cell surface in the membrane of affected organs is impacted negatively. Approximately 8% of CF patients are carriers of the Class III mutation. It is believed that a potentiator is needed to address the malfunction of Class III mutation patients. Kalydeco is the only approved disease-modifying therapy for Class III mutation patients today

Clinical Proof of Concept (PoC)	Point in the drug development process where the product candidate shows efficacy in a therapeutic setting

Compound	A chemical substance, often a small molecule with drug-like properties

Contract research organization	Organization which provides drug discovery and development services

Corrector drug

Drug that restores the correct protein formation in CF patients. In most CF patients, a potentiator and corrector drug are needed in combination to restore the channel function of the CFTR. Galapagos and AbbVie are planning to combine a potentiator with two correctors to be investigated in CF patients with the most prevalent mutation of CFTR

Crohn’s disease (CD)	An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel

CRP	C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation

Cystic fibrosis (CF)

A life-threatening genetic disease that affects approximately 80,000 people worldwide. Although the disease affects the entire body, difficulty breathing is the most serious symptom as a result of clogging of the airways due to mucus build-up and frequent lung infections

Cytokine	A category of small proteins which play important roles in signaling in processes in the body

DARWIN

Phase 2 program for filgotinib in RA. Completed and reported in 2015 (except for the currently still ongoing DARWIN 3 study). DARWIN 1 explored three doses, in twice-daily and ONCE-DAILY administration, for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three once-daily doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double-blind, placebo-controlled trials which recruited approximately 900 patients globally. DARWIN 3 is a long term extension trial currently ongoing; all patients are on 200 mg filgotinib, except for U.S. males who are on 100 mg

Dactylitis

Dactylitis is inflammation of a digit (either finger or toe) and is derived from the Greek word dactylos meaning finger. The affected fingers and/or toes swell up into a sausage shape and can become painful. Dactylitis will be measured in the EQUATOR trial with filgotinib in psoriatic arthritis

DAS28(CRP)

DAS28 is an RA Disease Activity Score based on a calculation that uses tender and swollen joint counts of 28 defined joints, the physician’s global health assessment and a serum marker for inflammation, such as C-reactive protein. DAS28(CRP) includes c-reactive protein the score calculation: scores range from 2.0 to 10.0, with scores below 2.6 being considered remission

Development

All activities required to bring a new drug to the market. This includes pre-clinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates

Discovery	Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of pre-clinical candidates

Disease-modifying	Addresses the cause of disease and modifying the disease progression, not just the symptoms of the disease

DIVERSITY	Phase 3 program evaluating filgotinib in CD

DLCO	DLCO (diffusion capacity of the lung for carbon monoxide) is the extent to which oxygen passes from the air sacs of the lungs into the blood. This is measured in IPF patients

Dose-range finding study	Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies

Double-blind	Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated

Efficacy	Effectiveness for intended use

EMA	European Medicines Agency, in charge of European market authorization of new medications

Endoscopy	A non-surgical procedure involving use of an endoscope to examine a person’s digestive tract

Enthesitis	Inflammation of the tendons or ligaments; this is one of the key symptoms of psoriatic arthritis

EQUATOR	A Phase 2 trial with filgotinib in psoriatic arthritis patients

Esbriet	An approved drug (pirfenidone) for IPF, marketed by Roche

FDA	The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications

Fee-for-service	Payment system where the service provider is paid a specific amount for each procedure or service performed

FEV

Forced expiratory volume measures how much air a person can exhale during a forced breath. The amount of air exhaled may be measured during the first (FEV1), second (FEV2), and/or third seconds (FEV3) of the forced breath

Fibrotic score	The Ashcroft fibrotic score involves measuring pulmonary fibrosis through examination of histopathology tissue

FIH	First-in-human clinical trial, usually conducted in healthy volunteers with the aim to assess the safety, tolerability and pharmacokinetics of the product candidate

Filgotinib

Formerly known as GLPG0634. Small molecule selective JAK1 inhibitor which showed activity and favorable tolerability in RA and CD patients in Phase 2 trials. Filgotinib is partnered with Gilead. Galapagos and Gilead are running Phase 3 trials with filgotinib in RA, CD, and UC and Phase 2 trials with filgotinib in additional indications. Filgotinib is an investigational drug and its efficacy and safety have not been established

FINCH	Phase 3 program evaluating filgotinib in RA

Fistulizing CD

Fistulae are inflammatory tracts that most often occur between the distal colon and the perianal region. Fistulae are one of the most severe sequelae of luminal CD and the lifetime risk of occurrence is close to 50% of those with active CD

FITZROY	A double-blind, placebo controlled Phase 2 trial with filgotinib in 177 CD patients for up to 20 weeks. Full results were published in The Lancet in 2016

FLAMINGO	A Phase 2 study to evaluate GLPG2222 in patients with CF with two copies of the F508del mutation

FLORA	A double-blind, placebo-controlled exploratory Phase 2a trial with GLPG1690 in up to 24 IPF patients; topline results were reported in August 2017

FRI	Functional respiratory imaging is a technology which enhances 3D visualization and quantification of a patient’s airway and lung geometry

FSMA	The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten

FTE	Full-time equivalent; a way to measure an employee’s involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project

FVC

Forced vital capacity is the amount of air which can be forcibly exhaled from the lungs after taking the deepest breath possible. FVC is used to help determine both the presence and severity of lung diseases such as IPF

GLPG0634	Molecule number currently known as filgotinib

GLPG1205	A GPR84 inhibitor fully proprietary to us. We plan to initiate a patient trial with GLPG1205 in IPF

GLPG1690	A novel drug targeting autotaxin, with potential application in IPF. Fully proprietary to Galapagos. Topline results from the Phase 2a FLORA trial were reported in August 2017

GLPG1837	A potentiator product candidate which showed activity in the Phase 2 SAPHIRA 1 and 2 trials in Class III CF mutation patients

GLPG1972

A novel mode-of-action product candidate that is part of the OA alliance with Servier. GLPG1972 was in a Phase 1 trial with healthy volunteers. Galapagos reported positive results in a Phase 1b trial with GLPG1972 in OA patients in the United States in 2017

GLPG2222

A C1 (early) corrector drug candidate which completed Phase 1 and showed activity in the ALBATROSS Phase 2 trial in combination with Kalydeco in Class III mutation patients and in the FLAMINGO trial as monotherapy in Class II mutation patients

GLPG2451	A potentiator drug candidate which completed Phase 1, also in combination with C1 corrector GLPG2222

GLPG2534	A pre-clinical candidate with a novel mode of action. GLPG2534 is expected to enter Phase 1 trials in 2018

GLPG2737	A C2 (late) corrector drug candidate which completed a Phase 1 safety trial. GLPG2737 is currently being tested in the PELICAN trial in combination with Orkambi in Class II mutation CF patients

GLPG2851	A C1 (early) corrector drug candidate which entered Phase 1 trials in 2017

GLPG3067	A potentiator drug candidate which completed a Phase 1 trial, in combination with GLPG2222

GLPG3121	A pre-clinical candidate with undisclosed novel mode of action directed toward inflammation

GLPG3221	A C2 (late) corrector drug candidate currently at the pre-clinical stage. GLPG3221 is expected to enter Phase 1 trials in 2017

GLPG3312	A pre-clinical candidate with undisclosed mode of action directed toward inflammation

GLPG3499	A pre-clinical candidate with undisclosed mode of action in the IPF program

GLPG3535	A pre-clinical candidate with undisclosed mode of action directed toward pain in the alliance with Calchan

GLPG3667	A pre-clinical candidate with undisclosed mode of action directed toward inflammation

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

IBD

Inflammatory Bowel Disease. This is a general term for an autoimmune disease affecting the bowel, including CD and UC. CD affects the small and large intestine, while UC affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately, in some cases, surgical removal of part of the bowel

IL‑17C	IL‑17C has been shown to be distinct from other members of the IL‑17 family of cytokines. IL‑17C has been shown to be an important mediator in inflammatory skin diseases, and is the target of MOR106

Inflammatory diseases	A large, unrelated group of disorders associated with abnormalities in inflammation

In-/out-licensing	Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty

Inspiratory capacity	Total lung capacity or the amount of gas contained in the lung at the end of a maximal inhalation

Intellectual property	Creations of the mind that have commercial value and are protected or protectable, including by patents, trademarks or copyrights

Intersegment	Occurring between the different operations of a company

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

Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a selective JAK1 inhibitor

Kalydeco	A potentiator drug (ivacaftor) marketed by Vertex Pharmaceuticals

LDL	Low-density lipoprotein. LDL contributes to heart disease at high levels

Liver enzymes	Inflamed or injured liver cells secrete higher than normal amounts of certain chemicals, including liver enzymes, into the bloodstream

Lymphocyte	Type of white blood cell that is part of the immune system

LPA	Lysophosphatidic acid (LPA) is a signaling molecule involved in fibrosis

Milestone	Major achievement in a project or program; in our alliances, this is usually associated with a payment

Molecule collections

Chemical libraries, usually consisting of drug-like small molecules that are designed to interact with specific target classes. These collections can be screened against a target to generate initial “hits” in a drug discovery program

MOR106

A novel mode-of-action antibody product candidate currently being evaluated in AtD patients in a Phase 1b trial MOR106 acts on IL‑17C, a novel antibody target discovered by Galapagos. MOR106 is part of the alliance with MorphoSys

MTX	Methotrexate; a first-line therapy for inflammatory diseases

NDA	New Drug Application

Neutrophil

Type of immune system cell which is one of the first cell types to travel to the site of an infection in the body. Neutrophils are another type of white blood cell which fight infection by ingesting and killing microorganisms

NK cells	Natural killer cells, type of white blood cell with granules of enzymes which can attack tumors or viruses

Ofev	An approved drug (nintedanib) for IPF, marketed by Boehringer Ingelheim

Oral dosing	Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form

Organoids	Miniature organ produced from cells from a donor; organoids have all the phenotypic characteristics of the patient donor, making them useful tools for in vitro drug research

Orkambi	A combination potentiator-corrector therapy marketed by Vertex Pharmaceuticals

Osteoarthritis (OA)	The most common form of arthritis, usually occurring after middle age, marked by chronic breakdown of cartilage in the joints leading to pain, stiffness, and swelling

Outsourcing	Contracting work to a third party

PELICAN	Phase 2 trial of C2 corrector GLPG2737 in combination with Orkambi in Class II mutation CF patients

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

Potentiator drug

Drug that restores the CFTR ion channel opening in CF patients. In most CF patients, a potentiator and corrector drug are needed in combination to restore the genetic defect causing CF. Galapagos and AbbVie are planning to combine a potentiator with two correctors to investigate in CF patients with the most prevalent mutation of CFTR

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

Proof of Concept trial	Phase 2 patient trial in which activity as well as safety in patients is evaluated, usually for a new mechanism of action

Pruritis	Extreme itching, as observed in AtD patients

Psoriatic arthritis

Psoriatic arthritis is an inflammatory form of arthritis, affecting up to 30% of psoriasis patients. Psoriatic arthritis can cause swelling, stiffness and pain in and around the joints, and cause nail changes and overall fatigue

QD dosing	Once-daily dosing (qd from the Latin quaque die)

Rheumatoid arthritis (RA)	A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability

R&D operations	Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners

SAPHIRA	A Phase 2 trial of potentiator GLPG1837 in CF patients carrying a Class III mutation

Screening

Method usually applied at the beginning of a drug discovery campaign, where a target is tested in a biochemical assay against a series of small molecules or antibodies to obtain an initial set of “hits” that show activity against the target. These hits are then further tested or optimized

SELECTION	Phase 2/3 program evaluating filgotinib in UC patients

Service operations

Business unit primarily focused on delivering products and conducting fee-for-service work for clients. Our service operations included the BioFocus and Argenta business units, which were both sold in April 2014 to Charles River Laboratories

SES-CD scores	Simple endoscopic score for CD, involving review of five pre-defined bowel segments, assigning values from 0 (unaffected) to 3 (highly affected)

Sjögren’s syndrome	Sjögren’s Syndrome is a systemic inflammatory disease which can be felt throughout the body, often resulting in chronic dryness of the eyes and mouth

Small bowel CD (SBCD)

CD causes chronic inflammation and erosion of the intestines. It can affect different regions of gastrointestinal tract including the stomach and small and large intestines. While isolated SBCD is an uncommon presentation of CD, involvement of some portion of the small bowel, particularly the ileum, is common

Spondylitis

About 20% of patients with psoratic arthritis will develop spinal involvement, which is called psoriatic spondylitis. Inflammation of the spine can lead to complete fusion, as in AS, or affect only certain areas such as the lower back or neck. We measure spondylitis in the EQUATOR trial with filgotinib in psoriatic arthritis

Sweat chloride

The sweat test measures the concentration of chloride that is excreted in sweat. It is used to screen for CF. Due to defective chloride channels (CFTR), the concentration of chloride in sweat is elevated in individuals with CF

Symdeko	A combination potentiator-corrector therapy for CF patients with the Class II mutation; marketed by Vertex Pharmaceuticals

Target	Protein that has been shown to be involved in a disease process and forms the basis of therapeutic intervention or drug discovery

Target discovery	Identification and validation of proteins that have been shown to play a role in a disease process

Technology access fee	License payment made in return for access to specific technology (e.g. compound or virus collections)

Tendinitis

Tendinitis is inflammation or irritation of a tendon, the thick fibrous cords that attach muscle to bone. The condition causes pain and tenderness just outside a joint. We measure tendinitis in the EQUATOR trial with filgotinib in psoriatic arthritis

Tezacaftor	C1 corrector for CF therapy developed by Vertex Pharmaceuticals

(anti-)TNF	Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF

TORTUGA	A Phase 2 trial with filgotinib in ankylosing spondylitis patients

Ulcerative colitis (UC)	UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract)

Uveitis	Uveitis is the term that refers to inflammation inside the eye. This inflammation can be caused by infection, autoimmune reaction, or by conditions confined primarily to the eye

C.     Organizational Structure.

As of December 31, 2017, we had eight subsidiaries. The following table sets out for each of our subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Country of incorporation	Percentage ownership and voting interest
BioFocus DPI AG in liquidation	Switzerland	100%
Fidelta d.o.o.	Croatia	100%
Galapagos B.V.	The Netherlands	100%
Galapagos GmbH	Switzerland	100%
Galapagos, Inc.	United States	100%
Galapagos SASU	France	100%
Galapagos Biotech Ltd.	United Kingdom	100%
Xenometrix, Inc.	United States	100%

Our Swiss subsidiary, Galapagos GmbH, was incorporated in 2017. Our dormant German subsidiary, Discovery Partners International GmbH, was liquidated in 2017. We anticipate that the liquidation of our dormant Swiss subsidiary, BioFocus DPI AG, will be completed in 2019.

D.     Property, Plants and Equipment.

We have our principal executive, operational offices and laboratory space located in Mechelen, Belgium. We believe our current facility is sufficient to meet our current needs, but we intend to expand our facilities in Belgium by 2020 at the earliest in order to meet our future needs. We had a total of four facilities worldwide owned or leased as of December 31, 2017, as set forth in the following table:

Facility location	Use	Approx. size (m2)		Lease expiry
Mechelen, Belgium (leased)	Headquarters, R&D, Operations	7,600	(1)	May 31, 2024
Romainville, France (leased)	R&D	6,000		February 28, 2027
Zagreb, Croatia (leased)	Research Services	6,000		May 4, 2018(2)
Leiden, the Netherlands (leased)	R&D	3,000		September 1, 2025
Basel, Switzerland (leased)	R&D	50		Indefinite term

(1)	Approximately 7,600 m² per December 31, 2017, which was increased to approximately 8,000 m² on January 1, 2018.
(2)	With the exception of approximately 545 m² of laboratory and office space, for which the lease expires on January 1, 2021

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

Item 5     Operating and Financial Review and Prospects.

Overview

We are an integrated biopharmaceutical company active in the discovery, development, and preparation for future commercialization of medicines with novel modes of action, addressing disease areas of high unmet medical need. Our pipeline comprises programs ranging from discovery to Phase 3 clinical trials in inflammation, fibrosis, cystic fibrosis (CF), osteoarthritis (OA), and other indications. Our highly flexible platform is applicable across many therapeutic areas. Our clinical stage programs include: filgotinib, which is currently in Phase 3 trials in rheumatoid arthritis (RA) and Crohn’s disease (CD), in a Phase 2/3 trial in ulcerative colitis (UC) and in Phase 2 trials in multiple additional indications; GLPG1690, our fully proprietary autotaxin inhibitor, which is expected to initiate pivotal trials for idiopathic pulmonary fibrosis (IPF) in 2018; our CF portfolio of drugs aimed at a triple combination therapy for 90% of CF patients, for which we plan to report interim results from a first triple combination therapy in a Phase 2 clinical trial in 2018; GLPG1972 for OA, which is expected to be dosed in a global Phase 2 trial in OA patients in 2018; and MOR106, which is expected to be dosed in a Phase 2 trial in atopic dermatitis (AtD) patients in 2018. Most of these programs are based on inhibiting targets which were identified using our proprietary target discovery platform.

We devote substantially all of our resources to our drug discovery efforts from target discovery through to clinical development. To date, we do not have any products approved for sale and have not generated any revenue from product sales. To date, we funded our operations through public and private placements of equity securities, upfront and milestone payments received from pharmaceutical partners under our collaboration and alliance agreements, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division in 2014. From January 1, 2015 until December 31, 2017, we raised net proceeds of €999.3 million from a global offering of ordinary shares in May 2015 and from an equity investment by Gilead in January 2016, and from a U.S. public offering of American Depositary Shares (ADSs) in April 2017. From January 1, 2015 until December 31, 2017 we also received €409.8 million in payments through our collaboration and alliance agreements. These are non-recurring items which have a significant impact upon the profitability or cash flow of our business in each year in which they are received and earned. Fee-for-service payments and payments from governmental bodies contributed €23.7 million and €46.0 million, respectively. Over the same period, we also received €3.2 million in interest payments. As of December 31, 2017, we had cash and cash equivalents of €1,151.2 million.

For the year ended December 31, 2015, we incurred a net loss of €118.4 million. Due to a non-cash adjustment on a short term financial asset, as described below, with regard to the share subscription agreement with Gilead on January 19, 2016, we realized a net income of €54.0 million for the year ended December 31, 2016. For the year ended December 31, 2017, we incurred a net loss of €115.7 million. Excluding the impact of possible upfront and in-licensing payments we may receive from our collaborations, we forecast to continue incurring losses as we continue to invest in our clinical and pre-clinical development programs and our discovery platform.

In 2015, we recognized a short term financial asset worth €39 million and an offsetting deferred income of €39 million upon signing of the share subscription agreement with Gilead, as required under IAS 39—Financial Instruments: recognition and measurement. This financial asset initially reflected the share premium that Gilead committed to pay above the closing stock price of our ordinary shares on the day of signing of the subscription agreement. Under IAS 39—Financial Instruments: recognition and measurement, the fair value of the financial asset was re-measured at year end and again upon entering into force of the subscription agreement on January 19, 2016, when the financial asset expired. Variations in fair value of the financial asset were recorded in the statement of operations. The decrease in the fair value of the financial asset resulting from the increase in our share price between signing of the subscription agreement and December 31, 2015, resulted in a negative, non-cash fair value charge of €30.6 million in the 2015 financial results. The subsequent increase in the fair value of the financial asset resulting from the decrease in our share price between January 1, 2016 and January 19, 2016 resulted in a positive non-cash gain of €57.5 million in the financial result of 2016. The €65.9 million current financial asset from the share subscription agreement reflected the premium that Gilead paid compared to the closing price of our shares on the day of the capital increase. This financial asset expired on January 19, 2016, the effective date of the share subscription agreement and was derecognized and recorded as part of the share premium account.

Collaboration and Alliance Agreements

Our main collaborations and alliance agreements are summarized below. All U.S. dollar payment amounts which have been received in cash regarding our AbbVie and Gilead collaborations in this Item 5 are converted into euros as per historical exchange rates (i.e., the spot rate at the moment of the transaction).

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

Upon execution of the collaboration agreement, we received a one-time non-refundable, non-creditable upfront payment of $45.0 million (€34.0 million), which has been fully recognized as of June 2015. In December 2014, we initiated a Phase 1 trial for GLPG1837 for which we received a milestone payment of $10.0 million (€8.0 million). In November 2015, we initiated a Phase 1 trial for GLPG2222, for which we received a $10.0 million (€8.8 million) payment from AbbVie in January 2016. In April 2016, we initiated a Phase 1 trial for GLPG2451, for which we received a $10.0 million (€8.8 million) payment. In November 2016, we initiated a Phase 1 trial for GLPG2737, for which we received a $10.0 million (€9.1 million) payment. In January 2017, we received IND acceptance in U.S. from FDA for GLPG2222, for which we received a $10.0 million (€9.5 million) payment. In March 2017, we initiated a Phase 1 trial for GLPG3067, for which we received a $7.5 million (€7.1 million) payment. In November 2017, we initiated a Phase 1 trial for GLPG3221, for which we received a $10.0 million (€8.6 million) payment. In December 2017, we initiated a Phase 1 trial for GLPG2851, for which we received a $10.0 million (€8.4 million) payment. All payments by AbbVie to us are made in U.S. dollars.

Under the agreement, we are still eligible to receive up to $550 million in total additional developmental, regulatory, and sales-based milestones. In addition, we will be eligible to receive tiered royalty percentages ranging from 15% to 20% on net sales of licensed products payable on a product-by-product basis. In the event we exercise our co-promotion option with respect to a licensed product, we would assume a portion of the co-promotion effort in the Netherlands, Belgium, and Luxembourg and share in the net profit and net losses in these territories instead of receiving royalties in those territories during the period of co-promotion.

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

In connection with our entry into the collaboration agreement, we received in January 2016 an upfront payment of $725 million consisting of a one-time, non-refundable, non-creditable license fee in the amount of $300 million and a $425 million equity investment. In November 2016, Gilead initiated a Phase 3 trial in CD, for which we received a $50.0 million (€45.7 million) payment. In December 2016, Gilead initiated a Phase 2 trial in UC for which we received a $10.0 million (€9.4 million) payment. In April 2017, Galapagos initiated a Phase 2 trial in psoriatic arthritis as a new indication, for which we received a $10.0 million (€9.4 million) payment. All payments by Gilead to us are made in U.S. dollars. We agreed on a 20%‑80% cost split for development costs of the licensed product, i.e. Galapagos will support 20% of all development costs.

In addition, we will be eligible to receive development and regulatory milestone-based payments of up to $685 million and sales-based milestone payments of up to $600 million. We will be eligible to receive tiered royalty percentages ranging from 20% to 30% on global net sales of licensed products. The royalties payable to us under the collaboration agreement may be reduced under certain circumstances. Our right to receive royalties under the collaboration agreement continues, on a country-by-country basis, until the later to occur of certain specified events. As we exercised our co-promotion option with respect to licensed products in the United Kingdom, Germany, France, Italy, Spain, the Netherlands, Belgium, and Luxembourg in December 2017, we assumed a portion of the co-promotion effort in these territories and share equally in the net profit and net losses in these territories instead of receiving royalties in these territories during the period of co-promotion.

Financial Operations Overview

Revenue

Our revenues to date have consisted principally of milestones, reimbursement income, license fees, and upfront payments received in connection with our collaboration and alliance agreements. Additionally, we have generated revenue from our fee-for-service activities and other operating income from various R&D incentives and grants.

Collaboration and alliance agreements with our commercial partners for R&D activities generally include non-refundable, upfront fees; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; license fees; and royalties on sales.

Our revenue recognition policies are as follows:

Upfront Payments

Non-refundable, upfront payments received in connection with R&D collaboration agreements are deferred and recognized over the relevant period of our involvement. At inception, management estimates the period of our involvement as well as the cost involved in the project. Upfront payments are recognized over the estimated period of involvement, either on a straight line basis or based on the cost incurred under the project if such cost can be reliably estimated. Periodically, we reassess the estimated time and our cost to complete the project phase and adjust the time period over which the revenue is deferred accordingly.

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

Grants and R&D Incentives

We benefit from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse approved expenditures incurred in our R&D efforts and are credited to the statement of operations, under other income, when the relevant expenditure has been incurred and there is reasonable assurance that the grant or R&D incentive is receivable. The main grants and R&D incentives are as follows:

•

Companies in Belgium are eligible to receive R&D incentives linked to R&D investments (cash rebates equaling 33.99% of 13.5% of the investment value in 2017, 33.99% of 13.5% of the investment value in 2016, or 33.99% of 13.5% of the investment value in 2015). This R&D tax credit results in a cash inflow to us from the tax authorities five years after the investment was made and capitalized in our standalone financial statements under Belgian GAAP for the portion that has not been used to offset the payment of corporate tax or is paid to us for the portion that remains unused. We also received several grants from an agency of the Flemish government to support various research programs focused on technological innovation in Flanders. These grants carry clauses which require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. Finally, we also benefit from certain rebates on payroll withholding taxes for scientific personnel.

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

Alliance R&D Expenditure

R&D expenditure under alliance represent costs incurred by us in conducting R&D plans under our collaborations and alliance agreements. Our expenses primarily relate to the following key programs:

•

Development costs for the development of filgotinib in RA and IBD (currently in collaboration with Gilead, previously with AbbVie): these costs relate to the Phase 2 and Phase 3 trials and mainly consist of costs recharged by our collaboration partner as we are co-funding 20% of the global development activities, as well as costs paid to CROs in conjunction with clinical trials, costs for production of the compound for clinical testing, and, to a smaller extent, personnel costs and consultancy costs.

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

Since 2015, we cumulatively have spent approximately €487.8 million on R&D activities which can be split as follows between the key programs:

	Year ended December 31,
	2017	2016	2015
	(Euro, in thousands)			cumulative
Filgotinib program (partnered)	€(53,212)	€(22,376)	€(35,404)	€(110,991)	23%
CF program (partnered)	(46,192)	(31,203)	(25,634)	(103,029)	21%
IPF program on GLPG1690 (proprietary)	(16,190)	(7,129)	(4,612)	(27,931)	6%
OA program on GLPG1972 (partnered)	(7,317)	(6,538)	(5,832)	(19,687)	4%
AtD program on MOR106 (partnered)	(8,404)	(3,491)	(4,651)	(16,546)	3%
Other	(87,187)	(68,836)	(53,582)	(209,605)	43%
Total R&D expenditure	€(218,502)	€(139,573)	€(129,714)	€(487,789)	100%

As illustrated above the R&D expenditures have shown a growth trend over the three years from €129.7 million for the year ended December 31, 2015 to €218.5 million for the year ended December 31, 2017. The increase is driven by the maturing pipeline of our R&D projects. As progressively product candidate compounds have been entering the clinic, costs for development of these molecules increased as well, specifically with regard to third-party CRO costs for conducting these clinical trials. Our program filgotinib accounts for 23% of the cumulative spend over the last three years with a total cost of €111.0 million. Costs reported under other programs relate to investments in own funded discovery and development projects, and in our discovery platform, as well as costs related to other collaborations and alliance contracts.

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

Other Financial Expense and Financial Income

Interest expense consists primarily of interest expense incurred on term deposits and finance leases.

Interest income consists primarily of interest earned by investing our cash reserves in short-term, interest-bearing deposit accounts.

Foreign currency exchange gain and loss comprises realized and unrealized effect from currency exchange rate fluctuation on our balance sheet positions denominated in foreign currency. For the year ended December 31, 2017, currency exchange loss was primarily due to currency exchange rate differences on our cash held in foreign currency.  On December 31, 2017 our cash and cash equivalents included $241.3 million held in U.S.dollars, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S.dollar exchange rate as our functional currency is EUR. We expect to use this cash held in U.S.dollars to settle our future payables in U.S.dollars, which will be primarily linked to our global collaboration with Gilead for the development of filgotinib.

Taxation

We have a history of losses. Excluding the impact of possible upfront or milestone payments we may receive from our collaborations, we forecast to continue incurring losses as we continue to invest in our clinical and pre-clinical development programs and our discovery platform. Consequently, we do not have any deferred tax asset on the balance sheet as at December 31, 2017, except for three subsidiaries for which a deferred tax asset was set up for an amount of €2.0 million as of December 31, 2017.As a company active in research and development in Belgium, we also expect to benefit from the “innovation income deduction”, or IID in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower rate than other revenues, i.e., 4.4% (3.75% as of January 1, 2020).

When taken in combination with tax losses carried forward and research and development incentives mentioned above, we expect that this will result in a long-term low rate of corporation tax for us. It should be noted however that the Belgian corporate income tax reform introduced as of assessment year 2019 a de facto minimum taxable base, whereby the existing tax attributes have to be allocated into two so-called “baskets”: a first basket which contains the tax deductions that can be applied without any restrictions and a second basket which contains the tax deductions that are subject to restrictions. The first basket contains (in order of deduction) the non-taxable items (such as deductible gifts), current year dividends received deduction (DRD), grandfathered patent income deduction (PID), current year innovation income deduction (IID) and investment deduction. The second basket contains (in order of deduction and subject to the restrictions as mentioned hereunder) the current year notional income deduction (NID), DRD carry-forward, IID carry-forward, tax loss carry-forward, unlimited NID carry-forward and NID carry-forward subject to the seven-year limitation. The taxable base can be reduced without any limitation with the deductions contained in the first basket. Any remaining taxable basis below € 1 million can be fully compensated with deductions contained in the second basket. If the remaining taxable basis exceeds € 1 million, the excess above € 1 million can only be compensated with deductions of the second basket up to 70%. Such minimum taxable basis may have an impact on our future cash flows.

Operating Segments

In 2015, the IFRS8 Operating Segments threshold of 10% of the combined revenues, external and inter-segment, of all segments was met by the external and internal revenues reported by our fee-for-service business located in Croatia. Consequently, there are two reportable segments in 2015, 2016 and 2017: R&D and fee-for-service business.

Financial information related to our two reportable segments and geographic information is contained in “Note 4—Segment information” in our consolidated financial statements appended to this annual report.

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

We determine the costs of the deferred component of the Senior Management Bonus Schemes on the basis of the fair value of the liability at each reporting period. Determining the fair value assumes choosing the most suitable valuation model for this liability,  in which the characteristics of the Senior Management Bonus plans and the Galapagos share price change relative to the Next Biotech Index have a major influence. This assumes also the input into the valuation model of some relevant judgments, like the simulation of the evolution of the Galapagos share price and the Next Biotech Index based on their volatility and correlation until maturity of the bonus, the applicable discount rates at the end of the reporting period and the probability of the number of beneficiaries assumed to stay with us until maturity of the bonus.

Pension Obligations

The cost of a defined pension arrangement is determined based on actuarial valuations. An actuarial valuation assumes the estimation of discount rates, estimated returns on assets, future salary increases, mortality figures and future pension increases. Because of the long-term nature of these pension plans, the valuation of these is subject to important uncertainties.

Corporate Income Taxes

Significant judgment is required in determining the use of tax loss carry forwards. We recognize deferred tax assets arising from unused tax losses or tax credits only to the extent that we have sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by us. Management’s judgment is that such convincing evidence is currently not sufficiently available and a deferred tax asset is therefore not yet recognized, except for two subsidiaries operating intercompany on a cost plus basis and our fee-for-services business for which a deferred tax asset was set up for an amount of €2.0 million as of December 31, 2017.

As of December 31, 2017, we had a total of approximately €338.6 million of statutory tax losses carried forward which may be partially offset by future statutory taxable profits for an indefinite period, except for an amount of approximately €16.8 million in Switzerland, Croatia, the United States and the Netherlands with expiry dates between 2018 and 2030. As of December 31, 2017, the available tax losses carried forward in Belgium amounted to €262.1 million and the available Innovation Income Deduction carried forward amounted to €87.2 million.

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

•	If our share price change is better than or equal to the change in the Next Biotech Index, the deferred bonus will be adjusted by the share price increase/decrease percentage and paid out.
•

If our share price change is up to 10% worse than the change in the Next Biotech Index, 50% of the deferred bonus will be adjusted by the share price increase/decrease percentage and paid out, and the remainder will be forfeited.

•	If our share price change is more than 10% worse than the change in the Next Biotech Index, the deferred bonus will be forfeited.

Since the bonus is calculated by reference to our share price, it is accounted for as a cash-settled share-based payment under IFRS 2 Share-based Payment. The liability incurred is measured at the fair value of the liability. Until the liability is settled, the fair value of the liability is re-measured at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. Management judgment is required in determining the fair value.

A.     Operating Results.

Comparison of Years Ended December 31, 2017 and 2016

The following table summarizes the results of our operations for the years ended December 31, 2017 and 2016, together with the changes to those items.

	Year ended December 31,
	2017	2016	% Change
	(Euro, in thousands, except share and per share data)
Revenues	€127,087	€129,519	(2%)
Other income	28,830	22,093	30%
Total revenues and other income	155,918	151,612	3%

Research and development expenditure	(218,502)	(139,573)	57%
General and administrative expenses	(24,415)	(21,744)	12%
Sales and marketing expenses	(2,803)	(1,785)	57%
Total operating expenses	(245,720)	(163,103)	51%

Operating loss	(89,802)	(11,491)	682%

Fair value re-measurement of share subscription agreement	—	57,479	(100%)
Other financial income	4,877	9,950	(51%)
Other financial expenses	(30,582)	(1,692)	1707%

Income / loss (-) before tax	(115,507)	54,246	(313%)

Income taxes	(198)	(235)	(16%)

Net income / loss (-)	€(115,704)	€54,012
Net income / loss (-) attributable to:
Owners of the parent	(115,704)	54,012
Basic income / loss (-) per share	€(2.34)	€1.18
Diluted income / loss (-) per share	€(2.34)	€1.14
Weighted average number of shares - Basic (in '000 shares)	49,479	45,696
Weighted average number of shares - Diluted (in '000 shares)	49,479	47,308

Revenues

	Year ended December 31,
	2017	2016	% Change
	(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees	€71,971	€30,257	138%
Milestone payments	42,950	81,784	(47%)
Reimbursement income	3,273	9,699	(66%)
Other revenues	8,893	7,777	14%
Total revenues	€127,087	€129,519	(2%)

Total revenues decreased by €2.4 million, or 2%, to €127.1 million for the year ended December 31, 2017, from €129.5 million for the year ended December 31, 2016. The decrease in milestone payments and reimbursement income was partly compensated by an increase in revenue recognition of upfront payments, as explained below.

The global collaboration with Gilead foresees continuous involvement from us, since we will perform certain R&D activities in the development phase of the filgotinib program; therefore, management assessed that the upfront payment of $300 million (or €275.6 million) received in January 2016 from Gilead should be spread in function of the costs incurred for this program, applying the percentage of completion method. In the year ended December 31, 2017, €62.5 million revenues were recognized regarding this upfront payment, compared to €25.6 million in the year ended December 31, 2016.

In connection with the agreement with Gilead, we recognized a deferred income and an offsetting short-term financial asset (derivative) of €39 million upon signing of the share subscription agreement with Gilead, as required under IAS 39—Financial Instruments: recognition and measurement. The deferred income of €39 million will be recognized in function of the costs incurred for this program, applying the percentage of completion method, along with the upfront payment. In the year ended December 31, 2017, €8.8 million revenues were recognized in the statement of operations, compared to €3.6 million in the year ended December 31, 2016.

In July 2017, Servier exercised its option to license our compound in OA which triggered a license fee payment of €6 million. Since we will perform certain R&D activities in the next development phase of the program, management assessed that the license fee payment should be spread over the next development phase on a straight line basis. In the year ended December 31, 2017, €0.6 million were recognized regarding this license fee revenue.

The following table summarizes the upfront payments and license fees recognition for the years ended December 31, 2017 and 2016.

Agreement	Upfront received	Upfront and license fees received		Recognition as from	Revenue recognized, year ended December 31, 2017	Revenue recognized, year ended December 31, 2016	Outstanding balance in deferred income as at December 31, 2017
	(USD, in thousands)	(Euro, in thousands)			(Euro, in thousands)
Gilead collaboration agreement for filgotinib	$300,000	€275,558		January 2016	€62,488	€25,621	€187,449
Gilead collaboration agreement for filgotinib	N.A.	€39,003	(*)	January 2016	€8,845	€3,626	€26,532
ThromboGenics license agreement for integrin antagonists	N.A.	€1,000		April 2016	€—	€1,000	€—
Sirion Biotech license agreement for RNA interference (RNAi) technologies	N.A.	€10		June 2016	€—	€10	€—
Servier collaboration agreement for osteoarthritis	N.A.	€6,000		August 2017	€638	€—	€5,362
Total recognition of non-refundable upfront payments and license fees					€71,971	€30,257	€219,343

(*)deferred income of €39 million booked upon signing of the share subscription agreement with Gilead as required under IAS 39—Financial instruments: recognition and measurement

Milestone revenues decreased by €38.8 million, or 47%, to €43.0 million for the year ended December 31, 2017 compared to €81.8 million for the year ended December 31, 2016. This decrease can be mainly explained by the achievement in 2016 of important milestone of $50 million (€45.7 million) for the initiation of the Phase 3 trial in CD in our filgotinib program. Milestones in 2017 and 2016 were related to the filgotinib program with Gilead and the CF program with AbbVie.

Reimbursement income decreased by €6.4 million or 66%, to €3.3 million for the year ended December 31, 2017 compared to €9.7 million for the year ended December 31, 2016, due to lower reimbursements in relation with the CF program with AbbVie and the filgotinib program with Gilead. In 2017, the reimbursement of certain research and development costs were related to our collaboration agreements with AbbVie and Servier.

Other revenues increased by €1.1 million, or 14%, to €8.9 million for the year ended December 31, 2017 compared to €7.8 million for the year ended December 31, 2016, principally due to higher revenues from fee-for-service activities.

Other Income

The following table summarizes our other income for the years ended December 31, 2017 and 2016, together with the changes to those items.

	Year ended December 31,
	2017	2016	% Change
	(Euro, in thousands)
Grant income	€1,045	€2,329	(55%)
Other income	27,785	19,764	41%
Total other income	€28,830	€22,093	30%

Total other income was composed of grant income and other income and increased by €6.7 million, or 30%, from €22.1 million for the year ended December 31, 2016 to €28.8 million for the year ended December 31, 2017.

Grant income decreased by €1.3 million, or 55%, from €2.3 million for the year ended December 31, 2016 to €1.0 million for the year ended December 31, 2017. The majority of this grant income was related to grants from a Flemish agency, representing approximately 93% of all reported grant income in 2017 (2016: 88%). In many cases these carry clauses which require us to maintain a presence in the same region for a number of years and invest according to pre-agreed budgets.

The decrease in grant income was more than offset by an increase in other income of €8.0 million, or 41%, from €19.8 million for the year ended December 31, 2016 to €27.8 million for the year ended December 31, 2017. Other income was primarily composed of:

•

Income from an innovation incentive system of the French government, which represented €10.3 million of other income for the year ended December 31, 2017 compared to €9.5 million for the year ended December 31, 2016

•

Income from Belgian R&D incentives with regard to incurred R&D expenses, which represented €11.2 million of other income for the year ended December 31, 2017 compared to €5.8 million for the year ended December 31, 2016

•

Tax rebates on payroll withholding taxes of R&D personnel in Belgium and the Netherlands, representing €5.3 million of other income for the year ended December 31, 2017 compared to €3.8 million for the year ended December 31, 2016

R&D Expenditure

The following table summarizes our R&D expenditure for the years ended December 31, 2017 and 2016, together with the changes to those items.

	Year ended December 31,
	2017	2016	% Change
	(Euro, in thousands)
Personnel costs	€(59,950)	€(42,315)	42%
Subcontracting	(123,054)	(65,649)	87%
Disposables and lab fees and premises costs	(22,277)	(20,414)	9%
Other operating expenses	(13,221)	(11,196)	18%
Total R&D expenditure	€(218,502)	€(139,573)	57%

R&D expenditure increased by €78.9 million, or 57%, to €218.5 million for the year ended December 31, 2017, from €139.6 million for the year ended December 31, 2016. This increase, reflecting the increase of our investments to advance our partnered and proprietary R&D programs, was principally due to:

•

Increased R&D personnel costs of €17.6 million, or 42%, from €42.3 million for the year ended December 31, 2016 to €59.9 million for the year ended December 31, 2017, which was explained by an enlarged workforce, higher warrant costs and a higher payable for short term and long term management bonus, mainly as a result of the increase of our share price change relative to the Next Biotech Index on Euronext

•

Increased subcontracting costs of €57.4 million, or 87%, from €65.6 million for the year ended December 31, 2016 to €123.1 million for the year ended December 31, 2017 mainly due to increased spending in our RA and IBD program on filgotinib and increased spending on our CF program.

•

Intensified use of lab consumables being the main driver of the increase in disposables, lab fees and premises costs of €1.9 million, or 9%, from €20.4 million for the year ended December 31, 2016 to €22.3 million for the year ended December 31, 2017

•	Increased other operating expenses of €2.0 million, or 18%, from €11.2 million for the year ended December 31, 2016 to €13.2 million for the year ended December 31, 2017

The table below summarizes our R&D expenditure for the years ended December 31, 2017 and 2016, broken down by R&D expenses under alliance and own funded R&D expenses.

	Year ended December 31,
	2017	2016	% Change
	(Euro, in thousands)
R&D under alliance	€(122,663)	€(71,980)	70%
Galapagos funded R&D	(95,839)	(67,593)	42%
Total R&D expenditure	€(218,502)	€(139,573)	57%

We track all R&D expenditures against detailed budgets and allocated them by individual project. The table below summarizes our R&D expenditure for the years ended December 31, 2017 and 2016, broken down by program.

	Year ended December 31,
	2017	2016	% Change
	(Euro, in thousands)
Filgotinib program (partnered)	€(53,212)	€(22,376)	138%
CF program (partnered)	(46,192)	(31,203)	48%
IPF program on GLPG1690 (proprietary)	(16,190)	(7,129)	127%
OA program on GLPG1972 (partnered)	(7,317)	(6,538)	12%
AtD program on MOR106 (partnered)	(8,404)	(3,491)	141%
Other	(87,187)	(68,836)	27%
Total R&D expenditure	€(218,502)	€(139,573)	57%

R&D expenditure under alliance increased by €50.7 million, or 70%, from €72.0 million for the year ended December 31, 2016 to €122.7 million for the year ended December 31, 2017, mainly due to increased R&D spending in our RA and IBD program on filgotinib (partnered with Gilead), and increased R&D spending on our CF program in collaboration with AbbVie. We increased our investments in our own funded portfolio by €28.2 million, or 42%, from €67.6 million for the year ended December 31, 2016 to €95.8 million for the year ended December 31, 2017, primarily because of intensified research investments in our proprietary programs on inflammation and fibrosis, as well as increased spending on our proprietary IPF program GLPG1690.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2017 and 2016, together with the changes to those items.

	Year ended December 31,
	2017	2016	% Change
	(Euro, in thousands)
Personnel costs and directors fees	€(17,756)	€(15,160)	17%
Other operating expenses	(6,659)	(6,584)	1%
Total general and administrative expenses	€(24,415)	€(21,744)	12%

General and administrative expenses amounted to €21.7 million for the year ended December 31, 2016 and increased by €2.7 million, or 12%, to €24.4 million for the year ended December 31, 2017. This increase was principally due to higher personnel expenses, which increased by €2.3 million, or 23%, from €10.0 million for the year ended December 31, 2016 to €12.3 million for the year ended December 31, 2017, resulting from various effects, such as increased headcount and increased costs of share-based payments plans (our warrant plans) and increased payables for short and long term management bonus, mainly as a result of the increase of our share price change relative to the Next Biotech Index on Euronext.

Sales and Marketing Expenses

The following table summarizes our sales and marketing expenses for the years ended December 31, 2017 and 2016, together with the changes to those items.

	Year ended December 31,
	2017	2016	% Change
	(Euro, in thousands)
Personnel costs	€(2,156)	€(1,167)	85%
Other operating expenses	(646)	(618)	5%
Total sales and marketing expenses	€(2,803)	€(1,785)	57%

Sales and marketing expenses increased by €1.0 million, or 57%, from €1.8 million for the year ended December 31, 2016 to €2.8 million for the year ended December 31, 2017. This increase was due to higher personnel expenses as in the second half of the year ended December 31, 2017, we started to build our commercial organization in order to prepare for the co-promotion activities for filgotinib with Gilead in the co-promotion territories. In addition, costs of shared-based payments (our warrant plans) and payables for short and long term management bonus increased for the year-ended December 31, 2017, mainly as a result of the increase of our share price change relative to the Next Biotech Index on Euronext.

Other Financial Income and Expense

The following table summarizes other financial income and expense for the years ended December 31, 2017 and 2016.

	Year ended December 31,
	2017	2016	% Change
	(Euro, in thousands)
Other financial income:
Interest on bank deposit	€3,045	€1,614	89%
Effect of discounting long term R&D incentives receivables	—	99	(1)
Currency exchange gain	1,797	8,150	(78%)
Other finance income	34	87	(61%)
Total other financial income	4,877	9,950	(51%)

Other financial expenses:
Interest expenses	(936)	(47)	1876%
Currency exchange loss	(29,176)	(1,453)	1907%
Other finance charges	(469)	(191)	145%
Total other financial expense	(30,582)	(1,692)	1707%

Total other net financial expense (-)/ income	€(25,705)	€8,257	(411%)

Other financial expenses increased significantly by €28.9 million, from €1.7 million for the year ended December 31, 2016 to €30.6 million for the year ended December 31, 2017. The increase primarily related to a currency exchange loss of €27.8 million on deposits held in U.S. dollars. Our cash and cash equivalents includes cash held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR.

For more information on currency exchange fluctuations on our business, please see the section of this annual report titled “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Other financial income decreased by €5.1 million, or 51% from €10.0 million for the year ended December 31, 2016 to €4.9 million for the year ended December 31, 2017. Net foreign exchange profit amounted to €6.7 million for the year ended December 31, 2016, compared to a net foreign exchange loss of €27.4 million for the year ended December 31, 2017.

Interest expenses were related to interests on financial lease and on term deposits. Interest income was related to interests on term deposits.

Tax

The following table summarizes our tax result for the years ended December 31, 2017 and 2016.

	Year ended December 31,
	2017	2016
	(Euro, in thousands)
Current tax	€(218)	€(466)
Deferred tax	20	231
Income taxes	€(198)	€(235)

Current tax representing €0.2 million for the year ended December 31, 2017 and €0.5 million for the year ended December 31, 2016 was related to taxes for subsidiaries operating on cost plus basis.

Deferred tax income of €0.02 million for the year ended December 31, 2017 and of €0.2 million for the year ended December 31, 2016 related to subsidiaries working on a cost plus basis and to our fee-for-service business.

Comparison of Years Ended December 31, 2016 and 2015

The following table summarizes the results of our operations for the years ended December 31, 2016 and 2015, together with the changes to those items

	Year Ended December 31,
	2016	2015	% Change
	(Euro, in thousands, except share and per share data)
Revenues	€129,519	€39,563	227%
Other income	22,093	21,017	5%
Total revenues and other income	151,612	60,579	150%

Research and development expenditure	(139,573)	(129,714)	8%
General and administrative expenses	(21,744)	(19,127)	14%
Sales and marketing expenses	(1,785)	(1,182)	51%
Total operating expenses	(163,103)	(150,023)	9%

Operating loss	(11,491)	(89,444)	(87%)

Fair value re-measurement of share subscription agreement	57,479	(30,632)	(288%)
Other financial income	9,950	1,987	401%
Other financial expenses	(1,692)	(1,539)	10%

Income / loss (-) before tax	54,246	(119,627)	(145%)

Income taxes	(235)	1,218	(119%)

Net income / loss (-)	€54,012	€(118,410)
Net income / loss (-) attributable to:
Owners of the parent	54,012	(118,410)
Basic income / loss (-) per share	€1.18	€(3.32)
Diluted income / loss (-) per share	€1.14	€(3.32)
Weighted average number of shares - Basic (in '000 shares)	45,696	35,700
Weighted average number of shares - Diluted (in '000 shares)	47,308	35,700

Revenues

	Year ended December 31,
	2016	2015	% Change
	(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees	€30,257	€26,419	15%
Milestone payments	81,784	3,835	2033%
Reimbursement income	9,699	3,807	155%
Other revenues	7,777	5,501	41%
Total revenues	€129,519	€39,563	227%

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

On December 16, 2015, we entered into a global collaboration with Gilead Sciences, Inc. for the development and commercialization of the JAK1‑selective inhibitor filgotinib for inflammatory indications. On January 19, 2016, we completed the closing of the global collaboration agreement with Gilead, in the framework of which Gilead made a $425 million (or €392 million) equity investment in Galapagos NV by subscribing to new shares at a price of €58.00 per share, including issuance premium. This resulted in Gilead owning 6,760,701 ordinary shares of Galapagos NV, representing 14.75% percent of the then-outstanding share capital of Galapagos. We also received a license fee of $300 million. In addition, we are eligible for payments of up to $685 million in additional remaining development and regulatory milestones and $600 million in sales milestones, with tiered royalties starting at 20% and a profit split in co-promotion territories. Finally, we agreed on a 20‑80 cost split for development costs of the licensed product, i.e. we will support 20% of all development costs. As we do not expect to have a statutory taxable base in the foreseeable future, we did not recognize any additional deferred tax asset following the signing of this new collaboration.

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

In connection with the agreement with Gilead, we recognized a deferred income and an offsetting short-term financial asset (derivative) of €39 million upon signing of the share subscription agreement with Gilead, as required under IAS 39—Financial Instruments: recognition and measurement. The deferred income will be recognized in function of the costs incurred for this program, applying the percentage of completion method, along with the upfront payment. In the year ended December 31, 2016, €3.6 million revenues were recognized in the statement of operations.

In 2016, Galapagos signed a license agreement with ThromboGenics for an integrin antagonist (formerly GLPG0187), for which an upfront payment of €1 million was invoiced and fully recognized, as Galapagos has no further involvement or obligation in the contract.

The following table summarizes the upfront payments recognition for years ended December 31, 2016 and 2015.

Agreement	Upfront received	Upfront and license fees received		Recognition as from	Revenue recognized, year ended December 31, 2016	Revenue recognized, year ended December 31, 2015	Outstanding balance in deferred income as at December 31, 2016
	(USD, in thousands)	(Euro, in thousands)			(Euro, in thousands)
AbbVie collaboration agreement for CF	$45,000	€34,001		September 2013	€—	€11,401	€—
AbbVie collaboration agreement for RA and CD ( filgotinib)	$150,000	€111,582		February 2012	€—	€12,045	€—
First amendment to AbbVie collaboration agreement for RA and CD ( filgotinib)	$20,000	€15,619		March 2013	€—	€2,973	€—
Gilead collaboration agreement for filgotinib	$300,000	€275,558		January 2016	€25,621	€—	€249,937
Gilead collaboration agreement for filgotinib	N.A.	€39,003	(*)	January 2016	€3,626	€—	€35,376
ThromboGenics license agreement for integrin antagonists	N.A.	€1,000		April 2016	€1,000	€—	€—
Sirion Biotech license agreement for RNA interference (RNAi) technologies	N.A.	€10		June 2016	€10	€—	€—
Total recognition of non-refundable upfront payments and license fees					€30,257	€26,419	€285,314

(*)deferred income of €39 million booked upon signing of the share subscription agreement with Gilead as required under IAS 39—Financial Instruments: recognition and measurement

Milestone revenues increased substantially by €77.9 million, to €81.8 million for the year ended December 31, 2016 compared to €3.8 million for the year ended December 31, 2015. Milestones in 2016 related to the filgotinib program with Gilead in CD and UC, and the CF program in with AbbVie. Milestones in 2015 related to our OA program with Servier.

Reimbursement income increased by €5.9 million or 155%, to €9.7 million for the year ended December 31, 2016 compared to €3.8 million for the year ended December 31, 2015, due to higher reimbursements in relation with the CF program with AbbVie and the filgotinib program with Gilead (which was partnered with AbbVie in 2015). The reimbursement of certain research and development costs related to the development work under our collaboration agreements amounted to €5.9 million for our CF program with AbbVie and €3.5 million for our filgotinib program with Gilead for the year ended December 31, 2016. For the year ended December 31, 2015, €2.2 million and €1.2 million of costs were reimbursed in relation with the CF and filgotinib collaboration agreements with AbbVie, respectively,

Other revenues increased by €2.3 million, or 41%, to €7.8 million for the year ended December 31, 2016 compared to €5.5 million for the year ended December 31, 2015, principally due to higher revenues from fee-for-service activities

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

Fair Value Re-measurement of Share Subscription Agreement

On December 16, 2015, Gilead Sciences, Inc. and Galapagos NV entered into a global collaboration for the development and commercialization of filgotinib, in the framework of which Gilead committed to an upfront payment of $725 million consisting of a license fee of $300 million and a $425 million equity investment in Galapagos NV by subscribing to new shares at a price of €58.00 per share, including issuance premium. This agreement was effectively completed and entered into force on January 19, 2016 and the full payment was received.

In connection with the agreement, we recognized a deferred income and an offsetting short term financial asset (derivative) of €39 million upon signing of the share subscription agreement with Gilead as required under IAS 39—Financial Instruments: recognition and measurement. This financial asset initially reflected the share premium that Gilead committed to pay above our closing share price on the day of entering into the subscription agreement. Under IAS 39—Financial Instruments: recognition and measurement, the fair value of the financial asset is re-measured at year-end and again upon entering into force of the share subscription agreement on January 19, 2016, when the financial asset expired. Variations in fair value of the financial asset are recorded in the statement of operations.

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

On January 19, 2016, the value of the financial asset at maturity amounted to €65.9 million, reflecting the share premium that Gilead paid above our closing share price on the day of the capital increase. This amount was composed of (1) the initial measurement on the day of entering into the share subscription agreement for an amount of €39 million which was reported in deferred income and (2) the subsequent re-measurements of the financial asset, reported as financial result under IAS 39—Financial Instruments: recognition and measurement: €30.6 million fair value loss reported in the year 2015 and €57.5 million fair value gain reported in the first quarter of 2016, together a net fair value gain of €26.8 million. This financial asset expired on the effective date of the share subscription agreement and was derecognized and recorded as part of the share premium account.

Other Financial Income and Expense

The following table summarizes other financial income and expense for the years ended December 31, 2016 and 2015.

	Year Ended December 31,
	2016	2015	% Change
	(Euro, in thousands)
Other financial income:
Interest on bank deposit	€1,614	€1,246	29%
Effect of discounting long term R&D incentives receivables	99	99	-
Currency exchange gain	8,150	636	1182%
Other finance income	87	7	1142%
Total other financial income	9,950	1,987	401%

Other financial expenses:
Interest expenses	(47)	(46)	2%
Currency exchange loss	(1,453)	(1,310)	11%
Other finance charges	(191)	(182)	5%
Total other financial expense	(1,692)	(1,539)	10%

Total other net financial income	€8,257	€448	1742%

Other financial income increased significantly by €8.0 million, or 401%, from €2.0 million for the year ended December 31, 2015 to €10.0 million for the year ended December 31, 2016. The increase relates to an exchange gain of

€4.8 million on deposits held in U.S. dollars and exchange gains of €2.0 million realized on milestone payments from AbbVie and Gilead in U.S. dollars. For more information on currency exchange fluctuations on our business, please see the section of this annual report titled “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Other financial expenses increased by €0.2 million, or 10% from €1.5 million for the year ended December 31, 2015 to €1.7 million for the year ended December 31, 2016. Net foreign exchange profit amounted to €6.7 million for the year ended December 31, 2016, compared to a loss of €0.7 million for the year ended December 31, 2015. Interest expenses were related to interests paid on financial lease.

Tax

The following table summarizes our tax result for the years ended December 31, 2016 and 2015.

	Year Ended December 31,
	2016	2015
	(Euro, in thousands)
Current tax	€(466)	€(215)
Deferred tax	231	1,433
Income taxes	€(235)	€1,218

Current tax representing €0.5 million for the year ended December 31, 2016 and €0.2 million for the year ended December 31, 2015 was related to taxes for subsidiaries operating on cost plus basis.

Deferred tax income of €0.2 million for the year ended December 31, 2016 and of €1.4 million for the year ended December 31, 2015 related to subsidiaries working on a cost plus basis.

B.     Liquidity and Capital Resources.

To date, we have incurred significant operating losses. We have funded our operations through public and private placements of equity securities, upfront and milestone payments received from pharmaceutical partners under our collaboration and alliance agreements, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division. Our cash flows may fluctuate and are difficult to forecast and will depend on many factors. As at December 31, 2017, our cash and cash equivalents amounted to €1,151.2 million. For more information on our policies regarding financial instruments, please see “Note 2—Significant accounting policies—Financial instruments” included in our consolidated financial statements appended to this annual report.

Cash Flows

Comparison for the Years Ended December 31, 2017 and 2016

The following table summarizes the results of our consolidated audited statement of cash flows for the years ended December 31, 2017 and 2016.

	2017	2016	Variance
	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€973,241	€340,314	€632,927
Net cash flows generated / used (-) in operating activities	(147,030)	239,403	(386,433)
Net cash flows used in investing activities	(549)	(7,287)	6,738
Net cash flows generated in financing activities	353,357	395,996	(42,639)
Effect of exchange rate differences on cash and cash equivalents	(27,808)	4,816	(32,624)
Cash and cash equivalents at end of the period	€1,151,211	€973,241	€177,970

Cash and cash equivalents at December 31, 2017 amounted to €1,151.2 million.

Net cash flow from operating activities decreased by €386.4 million to a €147.0 million outflow for the year ended December 31, 2017 compared to a €239.4 million inflow for the year ended December 31, 2016. This net cash inflow from operations recorded in 2016 was primarily due to the license fee of $300 million (€275.6 million) received from Gilead in relation with our collaboration agreement on filgotinib. In addition, R&D expenses increased substantially in 2017 compared to 2016, which contributed significantly to the net cash outflow from operations in 2017.

The net cash used in investing activities decreased by €6.7 million to €0.5 million net cash outflow for the year ended December 31, 2017 compared to €7.3 million net cash outflow for the year ended December 31, 2016. This decrease in cash outflow can be mainly explained by the release of restricted cash to cash and cash equivalents, amounting to €6.5 million for the year ended December 31, 2017 compared to €0.2 million for the year ended December 31, 2016. The latter release of restricted cash mostly resulted from the release of the escrow account by Charles River for €6.6 million after final agreement between the parties was reached in the first quarter of the year ended December 31, 2017.

The net cash inflow from financing activities decreased by €42.6 million, from €396.0 million net cash inflow for the year ended December 31, 2016 to €353.4 million net cash inflow for the year ended December 31, 2017. The net cash inflow in 2016 can mainly be attributed to the subscription on Galapagos shares by Gilead on January 19, 2016 for which the cash proceeds from capital and share premium increases amounted to €391.9 million, net of issue costs. The net cash inflow in 2017 can primarily be attributed to €348.1 million of net new funds from the global offering on the NASDAQ Global Select Market on April 21, 2017. In addition, proceeds received on exercises of warrants contributed to cash generated by financing activities in 2016 and 2017 for respectively €4.3 million and €5.3 million.

Comparison of Years Ended December 31, 2016 and 2015

The following table summarizes the results of our consolidated statement of cash flows for the years ended December 31, 2016 and 2015.

	2016	2015	Variance
	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€340,314	€187,712	€152,602

Net cash flows used in operating activities	239,403	(114,590)	353,993
Net cash flows generated / used (-) in investing activities	(7,287)	(4,297)	(2,990)
Net cash flows generated in financing activities	395,996	271,370	124,626
Effect of exchange rate differences on cash and cash equivalents	4,816	118	4,698

Cash and cash equivalents at end of the period	€973,241	€340,314	€632,927

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

The net cash outflow from investing activities increased by €3.0 million to €7.3 million net cash outflow for the year ended December 31, 2016 compared to €4.3 million net cash outflow for the year ended December 31, 2015, which was principally related to an acquisition of available-for-sale financial assets, as well as a lower decrease in restricted cash compared to previous year. Restricted cash amounted to €7.9 million for the year ended December 31, 2015, and decreased to €7.7 million for the year ended December 31, 2016. This decrease was related to a payment of a claim to Charles River by decrease of the escrow account for €0.3 million, which has been slightly offset by an increase in non-current restricted cash of €0.1 million related to an increase in the bank guarantee with regard to the rental of additional office space for the Belgian premises.

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

Cash and Funding Sources

The table below summarizes our sources of equity financing, excluding warrant exercises, for the years ended December 31, 2017, 2016 and 2015.

Private placement
(Euro, in thousands)
2015	€259,343
2016	391,852
2017	348,087
Total sources of equity financing	€999,282

On May 19, 2015, we completed a global offering of 7,532,499 ordinary shares, a concurrent public offering in the United States and private placement in Europe, in which framework we offered 5,746,000 ordinary shares through a public offering in the United States in the form of ADSs, at a price of $42.05 per ADS, before underwriting discounts and 1,786,499 ordinary shares through a European private placement at a price of €37.00 per share, before underwriting discounts. The ADSs were evidenced by American Depositary Receipts, and each ADS represents the right to receive one ordinary share. The ADSs are listed on the NASDAQ Global Select Market under the symbol “GLPG”. We received €278.7 million of gross proceeds from the global offering, decreased by €19.4 million of underwriter discounts and commission, and offering expenses, of which €19.3 million has been paid at December 31, 2015 and €0.1 million (remainder) has been settled at December 31, 2016. Total net cash proceeds from the global offering amounted to €259.3 million. On January 19, 2016, Gilead made a $425 million equity investment in Galapagos NV by subscribing to 6,760,701 new ordinary shares at a price of €58.00 per share, including issuance premium. Galapagos received €392.1 million of gross proceeds, decreased by €0.26 million of expenses, of which all has been paid at December 31, 2016. The total net cash proceeds from the share subscription by Gilead amounts to €391.9 million. The €65.9 million current financial asset from the share subscription agreement reflecting the premium that Gilead paid compared to the closing price of our shares on January 19, 2016 was derecognized and recorded as part of the share premium account. On April 21, 2017, we completed a public offering in the United States of 4,312,500 new ordinary shares in the form of ADSs at a price of $90.00 per ADS, before underwriting discounts. We received €363.9 million of gross proceeds, decreased by €15.8 million of expenses, of which €0.05 million still has to be paid at December 31, 2017. The total net cash proceeds from the public offering amounted to €348.1 million.

As of December 31, 2017, we had no long-term debt, other than finance leases.

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

Of our cash and cash equivalents held outside of Belgium as of December 31, 2017 and 2016, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law was in each case immaterial.

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

Capital Expenditures

Our commitments for capital expenditures as of December 31, 2017 amount to €1.5 million.

Our capital expenditures amounted to €7.4 million, €4.8 million and €6.7 million for the years ended December 31, 2017, 2016 and 2015 respectively.

In 2017, our capital expenditures were primarily related to laboratory equipment for €3.2 million, €1.5 million of intangible assets related to in-process technology, €1.6 million for other tangible fixed assets and €0.6 million of intangible assets primarily related to software development.

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

C.     Research and Development, Patents and Licenses, Etc.

For a discussion of our R&D activities, see “Item 4.B.—Business Overview” and “Item 5.A.—Operating Results.”

D.     Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business Overview,” “Item 5.A.—Operating Results,” and “Item 5.B.—Liquidity and Capital Resources.”

E.     Off-Balance Sheet Arrangements.

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

Contingent Liabilities and Assets

On March 13, 2014, we announced the signing of a definitive agreement to sell the service division operations to Charles River Laboratories International, Inc., or CRL, for a total consideration of up to €134 million. CRL agreed to pay us an immediate cash consideration of €129 million. The potential earn-out of €5 million due upon achievement of a revenue target 12 months after transaction closing has not been obtained. Approximately 5% of the total consideration, including price adjustments, was being held on an escrow account. Four claims have been introduced by CRL, which have all been settled for a total amount of €1.3 million. In the first half of 2017, the remaining balance of €6.6 million was released in full, as final agreement between the parties was reached. Following the divestment, we remained guarantor until early February 2017 in respect of the lease obligations for certain U.K. premises. Finally, following common practice, we have given customary representations and warranties which are capped and limited in time (since April 1, 2016, CRL can only introduce a claim covered by the Tax Deed (during a period of 5 years), other claims related to the sale cannot be submitted anymore).

In the course of 2008, a former director of one of our subsidiaries sued for wrongful termination and seeks damages of €1.5 million. We believe that the amount of damages claimed is unrealistically high. On January 29, 2016, the court made a 1st degree judgment, dismissing all claims in full. In appeal, the 2nd degree court instructed the 1st degree court to conduct a new trial, which is currently pending. A first hearing was held on January 24, 2018, where a motion for a financial expertise was filed by the plaintiff. A decision on said motion is under consideration of the court and a further hearing will be scheduled. The timing of this further hearing can, however, not be predicted with any degree of certainty. Considering the defense elements provided to date, as well as the fact that the court has made no decision so far indicating that the claim would be sustained, our board and management evaluated the risk to be possible, but not likely. Accordingly, it was decided not to record any provision as the exposure was considered to be limited.

F.     Tabular Disclosure of Contractual Obligations.

We entered into lease agreements for office and laboratories which qualify as operating leases. We also have certain purchase commitments with contract research organization subcontractors and with Gilead principally. Future events could cause actual payments to differ from these estimates. On December 31, 2017, we had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(Euro, in thousands)
Operating lease obligations	€26,346	€4,150	€7,820	€6,010	€8,366
Purchase commitments	65,246	53,010	11,233	1,002	—
Total contractual obligations & commitments	€91,592	€57,160	€19,053	€7,012	€8,366

In addition to the table above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib, which is disclosed under the sections of this annual report titled “Item 5–Operating and Financial Review and Prospects.–Collaboration and Alliance Agreements–Gilead Collaboration Agreement for Filgotinib”, and “Item 7.B.–Related Party Transactions.–Transaction with Major Shareholder”. The contractual cost sharing commitment amounted to €129.0 million at December 31, 2017 (€199.0 million at December 31, 2016), for which we have direct purchase commitments of €10.1 million at December 31, 2017 (€2.0 million at December 31, 2016) reflected in the table above.

The table above does not include pension liabilities, non-current deferred income and other non-current liabilities.

We provide retirement benefit plans for all of our qualifying employees. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations and other provisions for employees. At December 31, 2017 the net liability for such obligations amounted to €3.6 million (€3.5 million at December 31, 2016). See note 28 to the consolidated financial statements.

Non-current deferred income amounted to €97.3 million at December 31, 2017 (€214.8 million at December 31, 2016) and related to the recognition of a deferred income upon signing of the share subscription agreement with Gilead, as well as an upfront payment from Gilead for an amount of $300 million that we received in January 2016 and a license payment received from Servier. See note 24 to the consolidated financial statements.

Other non-current liabilities amounted to €1.6 million at December 31, 2017 (€2.5 million at December 31, 2016) and primarily related to deferred management bonuses. The executive committee members, together with other senior managers, are eligible to receive bonuses under the Senior Management Bonus Scheme. Pursuant to the rules of the Senior Management Bonus Scheme, 50% of the bonus is paid immediately around year-end and the payment of the remaining 50% is deferred for three years. The deferred 50% component is dependent on the Galapagos share price change relative to the Next Biotech Index (which tracks Euronext-listed biotech companies). See notes 2 and 23 to the consolidated financial statements.

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

Under our articles of association, our board of directors must be composed of between five and nine members, of which at least three are independent directors as defined by the Belgian Companies Code. Half of the members of our board of directors must be non-executive directors. Within these limits, the number of directors is determined by our shareholders. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our articles of association, our directors serve terms of up to four years.

The following table sets forth certain information with respect to the current members of our board of directors, including their ages, as of December 31, 2017:

Name	Age	Date service began in current term	Date of expiration of current term (1)	Position(s)
Onno van de Stolpe	58	2017	2021	Director and Chief Executive Officer
Rajesh Parekh, MA, DPhil (2)	57	2017	2021	Chairman of the board of directors
Harrold van Barlingen, Ph.D. (3)	52	2014	2018	Director
Werner Cautreels, Ph.D. (2)(3)	65	2014	2018	Director
Howard Rowe, JD (3)	48	2014	2018	Director
Katrine Bosley (2)	49	2017	2021	Director
Christine Mummery, Ph.D.	64	2015	2019	Director
Mary Kerr, Ph.D.	57	2016	2020	Director

(1)	The term of the mandates of the directors will expire immediately after the annual shareholders’ meeting held in the year set forth next to the director’s name.
(2)	Member of the nomination and remuneration committee.
(3)	Member of the audit committee.

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

The following is the biographical information of the members of our board of directors:

Onno van de Stolpe founded our company in 1999 and has served as our Chief Executive Officer and a member of our board of directors from 1999 to the present. From 1998 to 1999, he was the Managing Director of Genomics at IntroGene B.V. (later Crucell N.V., which was acquired by Johnson & Johnson Services, Inc. in 2011). Prior to joining IntroGene in 1998, he was Managing Director of Molecular Probes Europe B.V. He established the European headquarters after joining Molecular Probes, Inc. in the United States. Previously, he worked for The Netherlands Foreign Investment Agency in California, where he was responsible for recruiting biotechnology and medical device companies to locate in the Netherlands. Mr. Van de Stolpe started his career as Manager of Business Development at MOGEN International N.V. in Leiden. He received an MSc degree from Wageningen University. Mr. Van de Stolpe has previously served as a member of the board of directors of DCPrime B.V. and as a member of the supervisory board of the Stichting Institute for Human Organ and Disease Model Technologies.

Rajesh Parekh, MA, DPhil has served as the Chairman of our board of directors since 2004. Dr. Parekh is a General Partner at Advent Life Sciences LLP, which he joined in 2006. During an academic career at Oxford University, he co-founded Oxford GlycoSciences PLC, where he served as Chief Scientific Officer and Chief Executive Officer from 1988 until its sale to Celltech Group PLC (now UCB SA) in 2003. He has founded or served on the boards of several life sciences companies in the United States and Europe including Celldex Therapeutics, Inc.; Avila Therapeutics, Inc.; EUSA Pharma (Europe) Limited; Thiakis Limited; Biocartis NV; and Amsterdam Molecular Therapeutics (AMT) Holding N.V. (now uniQure). Dr. Parekh currently serves as a member of the board of directors of Advent Venture Partners; Advent Life Sciences LLP; Aleta Inc.; Arrakis, Inc.; Aura Inc.; Artax Inc.; Capella BioSciences Ltd.; Cellnovo SA; Itara Ltd.; Levicept Limited; PE Limited; Alpha Anomeric SA; Macrolide Inc.; and Project Paradise Limited. He is also a member of the Supervisory Board of the Novartis Venture Fund. He received his MA in Biochemistry and DPhil in Molecular Medicine from the University of Oxford, where he has also been a Senior Research Fellow and Professor.

Harrold van Barlingen, Ph.D. has served as a member of our board of directors since 2005. Dr. Van Barlingen is the managing director and founder of Thuja Capital B.V., Thuja Capital Holding B.V. and Thuja Capital Management B.V. Prior to founding Thuja Capital, he headed the life sciences effort of AlpInvest Partners B.V. from 2001 to 2005, managing a portfolio of over 30 companies. Previously, he was at the Boston Consulting Group, or BCG, where he worked as a consultant in management and strategy from 1998 to 2001. Prior to BCG, Dr. Van Barlingen headed the continental activities of The Lewin Group (a Quintiles subsidiary), an internationally active firm specialized in the field of health economics. He holds an MSc in Medical Biology and a PhD in Medicine, both from Utrecht University. From 1991 to 1992 he was a visiting scientist at the University of Chicago. He is the author of a wide variety of peer-reviewed scientific and pharmaco-economics papers. He currently serves on the supervisory boards of Encare Biotech B.V.,

Indigo Diabetes NV (chairman), ATRO Medical (chairman), and Hemics B.V. (chairman). In addition, during the last five years he also served on the boards of Okapi Sciences NV, Therasolve N.V. and arGEN-X N.V.

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

Howard Rowe, JD has served as a member of our board of directors since 2010. Mr. Rowe is Managing Director at Hayfin Capital Management LLP. Prior to joining Hayfin Capital Management, Mr. Rowe was a Managing Director with The Goldman Sachs Group, Inc. where he had multiple healthcare responsibilities over his 12 years at the firm. His most recent roles at Goldman Sachs were as part of the European Special Situations and Principal Strategies teams where he established and led the private healthcare investing effort. During that time he served on the boards of EUSA Pharma (Europe) Limited, Healthcare Brands International Limited, SmallBone Innovations, Inc., MedAvante, Inc. and Ikonisys, Inc. Prior to his investing activities, Mr. Rowe was a senior member of the European Healthcare Investment Banking team, where he advised numerous corporate clients on M&A and corporate finance activities. Before joining Goldman Sachs, he was a corporate lawyer with the law firm Sullivan & Cromwell LLP. Mr. Rowe received his Bachelor of Science in Psychobiology from the University of Southern California and his JD from Harvard Law School. He currently serves as a member of the Board of Managers of Paradigm Spine LLC.

Katrine Bosley has served as a member of our board of directors since 2013. Ms. Bosley has served as the President, Chief Executive Officer and member of the board of directors of Editas Medicine, Inc. since June 2014. Prior to joining Editas, Ms. Bosley was the Entrepreneur-in-Residence at The Broad Institute from 2013 to 2014. From 2009 to 2012, Ms. Bosley was President, Chief Executive Officer and member of the board of directors of Avila Therapeutics, Inc., which was acquired by Celgene Corporation in 2012. Ms. Bosley served as President, Celgene Avilomics Research at Celgene in 2012. Prior to her time at Avila Therapeutics, Ms. Bosley was Vice President, Strategic Operations at Adnexus, a Bristol-Myers Squibb R&D Company, and was Vice President, Business Development at Adnexus Therapeutics, Inc. before that. Ms. Bosley joined Adnexus Therapeutics from Biogen Idec, Inc. where she had roles in business development, commercial operations and portfolio strategy in the United States and Europe. Earlier, she was part of the healthcare team at the venture firm Highland Capital Partners, Inc. Ms. Bosley graduated from Cornell University with a B.A. in Biology. Ms. Bosley currently serves as chairman of the board of Genocea Biosciences, Inc. She also serves on the boards of directors of the Biotechnology Innovation Organization and of the Massachusetts Eye and Ear Institute.

Christine Mummery, Ph.D. has served as a member of our board of directors since September 30, 2015. Dr. Mummery has served as a Professor of Developmental Biology and Chair of the Department of Anatomy and Embryology at the Leiden University Medical Centre (LUMC) since 2008 and a Professor of Vascular Modelling at the Technical University of Twente in the Netherlands since September 2015. In 2007, she was a Radcliffe fellow at the Harvard Stem Cell Institute and Massachusetts General Hospital when human-induced pluripotent stem cells were being developed, and she was the first to derive these from patients in the Netherlands. In 2002, she became a Professor at the Utrecht University Medical Centre in the Netherlands. She was a postdoctoral fellow from 1981 to 1984 at the Hubrecht Institute in Utrecht, where she later also served as a staff scientist and group leader until 2008. Dr. Mummery obtained her B.S. in Physics, Electronics, and Mathematics at the University of Nottingham and her Ph.D. in BioPhysics at London University in the United Kingdom. Her primary research focus is currently the development and use of stem cells in cardiovascular development and disease. She served on the Ethical Councils of the Dutch Ministry of Health, is member of the Royal Netherlands Academy of Arts and Sciences (KNAW), the KHMW, editor-in-chief of the Cell Press journal Stem Cell Reports, former board member of the International Society for Stem Cell Research and past-president of the International Society of Differentiation. She was co-founder of Pluriomics B.V. (now Ncardia B.V.). In addition, she chairs the executive board of the Institute for human Organ and Disease Model Technologies (hDMT), a non-profit R&D institute of which the LUMC is a founding partner. She is a review committee member of the European Research Council, the Leducq Foundation, the Wellcome Trust (ad hoc) and the Heineken Jury Prize (KNAW).

Mary Kerr, Ph.D. has served as a member of our board of directors since July 26, 2016. Dr. Kerr, a UK national, is Chief Executive Officer and director at NeRRe Therapeutics and Managing Director at KaNDy Therapeutics. Prior to her appointment at NeRRe, Dr. Kerr held a range of senior leadership roles at GSK over more than 20 years, most recently as Senior Vice President and Global Franchise leader for the Immuno-inflammation and Infectious Diseases franchise. Dr. Kerr was a founding member and on the Corporate Executive team of ViiV Healthcare where she led a turnaround in the performance of the HIV business in Europe. She has spent the majority of her career on the R&D commercial interface in global strategy and regional operational roles, predominantly in the specialty and orphan space. Dr. Kerr gained a Ph.D. in Pharmacology at the University of Bradford, did post-doctoral research at the Michigan Cancer Foundation in Detroit and has an MBA from the University of Kingston.

Executive Committee

Our board of directors has established an executive committee in accordance with article 524bis of the Belgian Companies Code. The following table sets forth certain information with respect to the members of our executive committee as of December 31, 2017:

Name	Age	Position(s)
Onno van de Stolpe	58	Chief Executive Officer
Piet Wigerinck, Ph.D.	53	Chief Scientific Officer
Bart Filius, MBA	47	Chief Financial Officer & Chief Operating Officer
Andre Hoekema, Ph.D.	60	Chief Business Officer
Walid Abi-Saab, MD	52	Chief Medical Officer

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

Below are the biographies of those members of our executive committee who do not also serve on our board of directors:

Piet Wigerinck, Ph.D. joined us in April 2008 as SVP Development and was appointed Chief Scientific Officer in 2012. Under his leadership, we have developed a large pipeline of novel mechanism of action drug candidates. He has supervised multiple successful proof-of-concept patient studies, including filgotinib, GLPG1690, and MOR106. Prior to his tenure at Galapagos, Dr. Wigerinck was Vice President, Drug Discovery, Early Development and CM&C at Tibotec-Virco Comm. VA (a subsidiary of Johnson & Johnson Services, Inc.). Under his leadership at Tibotec, TMC114 (Prezista™) and TMC435 (Olysio™) were selected and moved forward into clinical trials. Dr. Wigerinck played a key role in Tibotec’s expansion into novel diseases such as Hepatitis C and advanced several compounds into Phase 1 and Phase 2 clinical trials. Dr. Wigerinck has over 30 years of R&D experience in the pharmaceutical industry and biotechnology. He holds a Ph.D. from the KU Leuven and is inventor on more than 25 patent applications.

Bart Filius, MBA has served as our Chief Financial Officer since December 2014 and as our Chief Operating Officer since September 2017. Prior to that, Mr. Filius worked over 13 years at Sanofi S.A., where he was the Chief Financial Officer of Sanofi Europe during the last three years. Earlier at Sanofi, Mr. Filius was the Country Manager and Chief Financial Officer of Sanofi in the Netherlands. Before that, he was Vice President for Mergers & Acquisitions, during which time Mr. Filius led and completed the divestiture of various franchises. Prior to joining Sanofi, he was a strategy consultant at Arthur D. Little. Mr. Filius has an MBA degree from INSEAD and a bachelor’s degree in business from Nyenrode Business University.

Andre Hoekema, Ph.D. is responsible for M&A, licensing and Intellectual Property at Galapagos as our Chief Business Officer. He joined Galapagos in March 2005 from Invitrogen Corporation, where he was Managing Director of Corporate Development Europe. He brings 20 years of biotech experience from positions at Molecular Probes Europe B.V. (Managing Director), Crucell N.V. (Director of Business Development), DSM Life Sciences N.V. and Syngenta MOGEN B.V. (Research and Project Management) and Genentech, Inc. (R&D). Dr. Hoekema has a Ph.D. degree from Leiden University and is the inventor of over 20 series of patent applications, resulting in 15 patents issued in the United

States. Dr. Hoekema currently also serves as a member of the supervisory board of Mimetas B.V. and has previously served as a member of the supervisory board of VitalNext B.V.

Walid Abi-Saab, MD joined Galapagos as Chief Medical Officer in March 2017. Dr. Abi-Saab drives the overall medical strategy of the company and is responsible for late stage clinical development and operations, medical and regulatory affairs, and safety. Previously, Dr. Abi-Saab worked at Shire AG where he held various clinical development leadership roles, most recently as Group Vice President, Global Clinical Development - Therapeutic Area Head, Gastro-intestinal, Endocrinology and Metabolism. Prior to that, he led clinical development activities at Novartis Pharma AG, Abbott Laboratories Inc. and Pfizer Inc., addressing a wide range of therapeutic areas and leading teams throughout the clinical development process. Under his leadership, more than 30 molecules have advanced through clinical development leading to several approvals in the United States, EU and Canada. Prior to his pharma roles, Dr. Abi-Saab was Assistant Professor of Psychiatry and Neurosurgery at Yale University Medical School, where he headed their Schizophrenia Research at the Clinical Neuroscience Research Unit and the Neurosurgery Epilepsy Microdialysis Research Program. Dr. Abi-Saab holds an M.D. degree from Université Saint Joseph in Beirut, Lebanon.

The executive committee exercises the powers delegated to it by the board of directors, such powers not being related to the general strategy of the company or to other actions which are reserved for the board of directors according to legal requirements, articles of association or the corporate governance charter of the company.

The tasks of the executive committee include the following matters: the research, identification and development of strategic possibilities and proposals which may contribute to our company’s development in general, management of the group, the supervision of the performance of the business in comparison with the strategic goals, plans and budgets, and the support of the chief executive officer with the day-to-day management of our company.

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

B.     Compensation.

The aggregate compensation paid and benefits in kind granted by us to our current members of the executive committee and directors, excluding share-based compensation, for the year ended December 31, 2017, was €4,056,461.31. For the year ended December 31, 2017, the total amounts set aside or accrued to provide pension, retirement or similar benefits to our executive committee amounted to €248,371.08.

For a discussion of our employment arrangements with the members of our executive committee and consulting arrangement with our directors, see the section of this annual report titled “Item 7.B.—Related Party Transactions.— Agreements with Our Directors and Members of the Executive Committee.” For more information regarding warrant grants, see “—Warrant Plans” below.

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

The annual shareholders’ meeting of April 25, 2017 determined, upon recommendation of the nomination and remuneration committee, that the compensation (excluding expenses) of the non-executive directors for the exercise of their mandate during the financial year ending December 31, 2017 is as follows: (i) Chairman of the Board (i.e. Raj Parekh): €80,000; (ii) other non-executive board members (i.e., Werner Cautreels, Harrold van Barlingen, Howard Rowe, Katrine Bosley, Mary Kerr and Christine Mummery): €40,000 each; (iii) annual additional compensation for membership of a board committee (audit committee: Harrold van Barlingen and Howard Rowe; nomination and remuneration committee: Werner Cautreels and Katrine Bosley): €5,000; (iv) annual additional compensation for the chairmanship of a board committee (audit committee: Werner Cautreels; nomination and remuneration committee: Rajesh Parekh): €10,000. The same annual shareholders’ meeting granted a power of attorney to our board of directors to determine the total remuneration package of our managing director (CEO) for his management function in Galapagos. Directors representing a shareholder on the board of directors would only receive reimbursement of the expenses incurred for participating in the board of directors (there were no such directors in 2017, nor are there currently).

The remuneration of the non-executive directors does not contain a variable part; hence no performance criteria apply to the remuneration of the non-executive directors.

The following table sets forth the fees (excluding expenses) received by our non-executive directors for the performance of their mandate as a board member, during the year ended December 31, 2017:

Fees earned
Name	(Euro)
Rajesh Parekh	€90,000.00
Harrold van Barlingen	45,000.00
Werner Cautreels	55,000.00
Howard Rowe	45,000.00
Christine Mummery	40,000.00
Katrine Bosley	45,000.00
Mary Kerr	40,000.00
Total	€360,000.00

In addition to the benefits set forth above, our non-executive directors also received benefits consisting of tax advisory services in 2017 for an aggregate amount of €2,700.

Our executive director, Onno van de Stolpe, does not receive any specific or additional remuneration for his service on our board of directors, as this is included in his total remuneration package in his capacity as member of our executive committee. For more information regarding Mr. Van de Stolpe’s compensation, see “—Compensation of Members of the Executive Committee” below.

The table below provides an overview as of December 31, 2017 of the warrants held by the non-executive directors.

	Warrant award
	Number of ordinary		Warrant
	shares underlying	Warrant exercise	expiration
Name	warrants	price (Euro)	date
Rajesh Parekh	5,400	14.54	7/24/2022
	5,400	28.75	4/29/2023
	15,000	49.00	12/21/2023
	15,000	46.10	5/31/2024
	15,000	80.57	5/16/2025

Total	55,800

Harrold van Barlingen	2,520	14.19	9/2/2020
	2,520	19.38	5/15/2021
	2,520	14.54	7/24/2022
	2,520	28.75	4/29/2023
	7,500	49.00	12/21/2023
	7,500	46.10	5/31/2024
	7,500	80.57	5/16/2025

Total	32,580

Werner Cautreels	3,780	14.54	7/24/2022
	3,780	28.75	4/29/2023
	7,500	49.00	12/21/2023
	7,500	46.10	5/31/2024
	7,500	80.57	5/16/2025

Total	30,060

Howard Rowe	2,520	14.19	9/2/2020
	2,520	19.38	5/15/2021
	2,520	14.54	7/24/2022
	2,520	28.75	4/29/2023
	7,500	49.00	12/21/2023
	7,500	46.10	5/31/2024
	7,500	80.57	5/16/2025

Total	32,580

Katrine Bosley	7,500	19.38	5/15/2021
	2,520	14.54	7/24/2022
	2,520	28.75	4/29/2023
	7,500	49.00	12/21/2023
	7,500	46.10	5/31/2024
	7,500	80.57	5/16/2025

Total	35,040

Christine Mummery	7,500	49.00	12/21/2023
	7,500	46.10	5/31/2024
	7,500	80.57	5/16/2025

Total	22,500

Mary Kerr	7,500	80.57	5/16/2025

Total	7,500

No loans, quasi-loans or other guarantees were given to the non-executive directors during the year ended December 31, 2017.

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

No loans, quasi-loans or other guarantees were given to members of our executive committee during the year ended December 31, 2017.

The following table sets forth information regarding compensation earned by Onno van de Stolpe, our chief executive officer, during the year ended December 31, 2017.

Compensation
(Euro)
Fixed remuneration (gross)	€465,214.56
Variable remuneration (short-term)(1)	242,037.00
Variable remuneration (long-term)(2)	696,769.00
Pension/life	61,630.74
Other benefits	37,955.94
Total	€1,503,607.24

(1)

50% of the performance bonus for the year 2017, paid in January 2018. The remaining 50% is deferred for three years and is adjusted in light of the change of our company’s share price relative to the Euronext Next Biotech Index.

(2)

The value of the 50% deferred part of the bonus awarded over 2014 was established at the end of 2017 and resulted in a payment in early January 2018 of an amount of €696,769.00 (a multiple of 5.2 of the deferred bonus, as a result of the share price performance over the period 2014–2017 as per the provisions of the Senior Management Bonus Scheme).

In addition, Mr. Van de Stolpe was granted (and accepted) 100,000 warrants under Warrant Plan 2017. The exercise price of these warrants is €80.57. These warrants are exercisable as from January 1, 2021.

The following table sets forth information concerning the aggregate compensation earned during the year ended December 31, 2017 by the other current members of our executive committee.

Compensation
(Euro)
Fixed remuneration (gross)	€1,173,499.26
Variable remuneration (short-term)(1)	450,023.50
Variable remuneration (long-term)(2)	519,977.00
Pension/life	186,740.34
Other benefits	71,993.08
Total	€2,402,233.18

(1)

50% of the performance bonus for the year 2017, paid in January 2018. The remaining 50% is deferred for three years and is adjusted in light of the change of our company’s share price relative to the Euronext Next Biotech Index.

(2)

The value of the 50% deferred part of the bonus awarded over 2014 was established at the end of 2017 and resulted in a payment in early January 2018 of an amount of €519,977.00 (a multiple of 5.2 of the deferred bonus, as a result of the share price performance over the period 2014–2017 as per the provisions of the Senior Management Bonus Scheme).

In addition, the other members of the executive committee were granted (and accepted) an aggregate amount of 225,000 warrants under Warrant Plan 2017, with an exercise price of €80.57. Dr. Abi-Saab was also granted (and accepted in 2017) 150,000 warrants under Warrant Plan 2016 (B), with an exercise price of €62.50. These 2016 (B) warrants are exercisable as from April 6, 2020.

The table below provides an overview as of December 31, 2017 of the warrants held by the members of our executive committee.

	Warrant awards
	Number of	Warrant
	ordinary shares	exercise	Warrant
	underlying	price	expiration
Name	warrants	(Euro)	date
Onno van de Stolpe	30,000	6.91	7/3/2018
	16,874	8.65	6/27/2020
	100,000	14.19	9/2/2020
	100,000	19.38	5/15/2021
	100,000	14.54	7/24/2022
	100,000	28.75	4/29/2023
	100,000	49.00	12/21/2023
	100,000	46.10	5/31/2024
	100,000	80.57	5/16/2025

Total	746,874

Other officers	7,500	8.60	12/14/2018
	30,000	8.65	6/27/2020
	75,000	5.60	6/25/2021
	35,000	11.55	4/26/2018
	45,000	9.95	5/22/2019
	55,000	14.19	9/2/2020
	50,000	19.38	5/15/2021
	80,000	14.54	7/24/2022
	150,000	11.93	10/13/2022
	75,000	28.75	4/29/2023
	140,000	49.00	12/21/2023
	175,000	46.10	5/31/2024
	150,000	62.50	1/19/2025
	225,000	80.57	5/16/2025

Total	1,292,500

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

The warrants granted under warrant plans created from 2011 onwards vest at the end of the third calendar year following the year of the grant, with no intermediate vesting, with the exception of the warrants granted under Warrant Plan 2015 (B), Warrant Plan 2015 RMV, and Warrant Plan 2016 (B), which vest on the third anniversary of the notary deed enacting the acceptance and issuance of the warrants.

The warrants offered to directors vest over a period of 36 months at a rate of 1/36th per month.

Warrants cannot be exercised before the end of the third calendar year following the year of the grant, except for warrants granted under Warrant Plan 2015 (B), Warrant Plan 2015 RMV, and Warrant Plan 2016 (B), which become exercisable on the third anniversary of the notary deed enacting the acceptance and issuance of the warrants. Pursuant to a resolution of our extraordinary shareholders’ meeting of May 23, 2011, in the event of a change of control over Galapagos NV, all outstanding warrants vest immediately and will be immediately exercisable.

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

From 2002 until December 31, 2017, an aggregate of 9,387,467 warrants were granted. Of these 9,387,467 warrants:

•	147,512 warrants lapsed because they were not timely exercised by their beneficiaries;
•	1,188,433 warrants lapsed due to their beneficiaries no longer being employed by the company or because another condition for vesting was not met; and

•	4,080,715 warrants were exercised.

As a result, as of December 31, 2017, there were 3,970,807 warrants outstanding, representing approximately 7.8% of the total number of all our issued and outstanding voting financial instruments.

The table below sets forth the details of all warrants granted under the warrant plans in force as per December 31, 2017, including the plan under which the warrants were granted, the offer date, exercise price, expiry date, number of warrants exercised, number of warrants voided and number of warrants outstanding. Aside from the warrants set forth in the below table, there are currently no other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase outstanding securities.

						Number of
			Number of	Number of	Number of	warrants
		Exercise	warrants	warrants	warrants	still	Exercisable
Warrant plan	Offer date	price (Euro)	granted	exercised	voided	outstanding	from	Expiry date
2002 Belgium	3/6/2002	4.00	553,705	423,698	130,007	—	1/1/2006	3/6/2010
	9/2/2002	4.00	27,125	14,150	12,975	—	1/1/2006	9/2/2010
	3/6/2003	4.00	5,250	1,287	3,963	—	1/1/2007	3/31/2007
	4/1/2003	4.00	7,500	7,500	—	—	1/1/2007	4/1/2011
	6/15/2004	4.00	2,000	2,000	—	—	1/1/2008	6/15/2012
	7/9/2004	4.00	31,250	31,250	—	—	1/1/2008	2/1/2017
	7/22/2004	4.00	7,500	—	7,500	—	1/1/2008	3/31/2008
	1/31/2005	6.76	159,375	115,000	44,375	—	1/1/2009	2/1/2017
Total			793,705	594,885	198,820	—
2005	7/4/2005	6.91	145,000	115,000	—	30,000	1/1/2009	7/3/2018
	11/23/2005	8.35	125,000	75,000	50,000	—	1/1/2009	11/22/2018
	12/15/2005	8.60	12,500	5,000	—	7,500	1/1/2009	12/14/2018
	2/13/2006	8.61	40,000	8,000	32,000	—	1/1/2010	3/31/2010
	2/13/2006	8.73	53,500	50,972	2,528	—	1/1/2010	3/31/2010
	11/22/2006	8.65	82,600	61,285	21,315	—	1/1/2010	11/21/2019
Total			458,600	315,257	105,843	37,500
2006 BNL	2/13/2006	8.61	112,953	100,662	12,291	—	1/1/2010	2/12/2019
	11/22/2006	8.65	87,090	16,450	70,640	—	1/1/2010	11/21/2019
	2/14/2007	9.57	102,900	9,170	93,730	—	1/1/2011	8/31/2011
	5/4/2007	9.22	17,500	17,500	—	—	1/1/2011	5/3/2020
	6/28/2007	8.65	735	—	—	735	1/1/2011	6/27/2020
	12/21/2007	7.12	25,110	12,121	11,939	1,050	1/1/2011	12/20/2020
Total			346,288	155,903	188,600	1,785
2006 UK	6/1/2006	8.70	302,191	230,963	71,228	—	1/1/2010	9/30/2014
	11/22/2006	8.65	13,965	11,907	2,058	—	1/1/2010	11/21/2014
	12/19/2006	9.18	77,700	31,885	45,815	—	1/1/2010	12/18/2014
	6/28/2007	8.43	30,585	20,085	10,500	—	1/1/2011	6/27/2015
	12/21/2007	7.25	945	945	—	—	1/1/2011	12/20/2015
Total			425,386	295,785	129,601	—
2007	6/28/2007	8.65	108,126	108,126	—	—	1/1/2011	6/27/2015
	6/28/2007	8.65	256,314	154,232	53,173	48,909	1/1/2011	6/27/2020
Total			364,440	262,358	53,173	48,909
2007 RMV	10/25/2007	8.65	108,850	71,350	4,900	32,600	1/1/2011	10/24/2020
Total			108,850	71,350	4,900	32,600
2008	6/26/2008	5.60	201,445	117,019	7,326	77,100	1/1/2012	6/25/2021
Total			201,445	117,019	7,326	77,100
2008 (B)	6/26/2008	5.60	57,500	50,000	7,500	—	1/1/2012	6/25/2013
Total			57,500	50,000	7,500	—
2009	4/1/2009	5.87	555,000	490,000	65,000	—	1/1/2013	3/31/2017
Total			555,000	490,000	65,000	—
2009 (B)	6/2/2009	7.09	135,100	131,670	3,430	—	1/1/2013	6/1/2014
Total			135,100	131,670	3,430	—
2010	4/27/2010	11.55	466,500	374,250	49,750	42,500	1/1/2014	4/26/2018
	4/27/2010	11.55	40,000	40,000	—	—	4/27/2014	4/26/2018
Total			506,500	414,250	49,750	42,500
2010 (B)	4/27/2010	11.55	195,040	190,108	4,932	—	1/1/2014	4/26/2015
Total			195,040	190,108	4,932	—
2010 (C)	12/23/2010	11.74	75,000	75,000	—	—	1/1/2014	12/22/2018
Total			75,000	75,000	—	—
2011	5/23/2011	9.95	561,500	380,000	129,000	52,500	1/1/2015	5/22/2019
	5/23/2011	9.95	57,500	50,000	7,500	—	5/23/2015	5/22/2019
Total			619,000	430,000	136,500	52,500
2011 (B)	5/23/2011	9.95	129,220	127,750	1,470	—	1/1/2015	5/22/2016
Total			129,220	127,750	1,470	—
2012	9/3/2012	14.19	448,640	144,600	103,150	200,890	1/1/2016	9/2/2020
	9/3/2012	14.19	32,500	13,500	10,000	9,000	9/3/2016	9/2/2020
Total			481,140	158,100	113,150	209,890
2013	5/16/2013	19.38	602,790	171,280	170,950	260,560	1/1/2017	5/15/2021
Total			602,790	171,280	170,950	260,560
2013 (B)	9/18/2013	15.18	75,000	30,000	45,000	—	1/1/2017	6/30/2017
Total			75,000	30,000	45,000	—
2014	7/25/2014	14.54	571,660	—	35,000	536,660	1/1/2018	7/24/2022
Total			571,660	—	35,000	536,660
2014 (B)	10/14/2014	11.93	150,000	—	—	150,000	1/1/2018	10/13/2022
Total			150,000	—	—	150,000
2015	4/30/2015	28.75	532,053	—	15,000	517,053	1/1/2019	4/29/2023
Total			532,053	—	15,000	517,053
2015 (B)	12/22/2015	49.00	399,000	—	—	399,000	3/2/2019	12/21/2023
Total			399,000	—	—	399,000
2015 RMV	12/22/2015	49.00	97,500	—	—	97,500	3/2/2019	12/21/2023
Total			97,500	—	—	97,500
2016	6/1/2016	46.10	514,250	—	—	514,250	1/1/2020	5/31/2024
Total			514,250	—	—	514,250
2016 RMV	6/1/2016	46.10	120,000	—	—	120,000	1/1/2020	5/31/2024
Total			120,000	—	—	120,000
2016 (B)	1/20/2017	62.50	150,000	—	—	150,000	4/6/2020	1/19/2025
Total			150,000	—	—	150,000
2017	5/17/2017	80.57	595,500	—	—	595,500	1/1/2021	5/16/2025
Total			595,500	—	—	595,500
2017 RMV	5/17/2017	80.57	127,500	—	—	127,500	1/1/2021	5/16/2025
Total			127,500	—	—	127,500
Grand Total			9,387,467	4,080,715	1,335,945	3,970,807

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

Our board of directors has set up and appointed an executive committee, an audit committee and a nomination and remuneration committee. The composition and function of all of our committees will comply with all applicable requirements of the Belgian Companies Code, the Exchange Act, the exchanges on which the ordinary shares and ADSs are listed, and SEC rules and regulations.

Except the arrangements described in the section of this annual report titled “Item 7.B.—Related-Party Transactions— Agreements with Our Directors and Members of the Executive Committee,” there are no arrangements or understanding between us and any of the members of our executive committee or directors providing for benefits upon termination of their employment, other than as required by applicable law. For information regarding the expiration of our directors’ current terms of office and the period each director has served in that office, see “Item 6.A.—Directors and Senior Management.—Our Board of Directors.”

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

Our board of directors complies with the Belgian Corporate Governance Code, but believes that certain deviations from its provisions are justified in view of our particular situation. These deviations include the grant of warrants to non-executive directors. In this way, we have additional possibilities to attract competent non-executive directors and to offer them an attractive additional remuneration without the consequence that this additional remuneration weighs on our financial results. Furthermore, the grant of warrants is a commonly used method in the sector in which we operate. Without this possibility, we would be subject to a considerable disadvantage compared to competitors who do offer warrants to their non-executive directors. Our board of directors is of the opinion that the grant of warrants has no negative impact on the functioning of the non-executive directors.

Warrant Plan 2016 (B), pertaining to the issuance of warrants to Dr. Abi-Saab, our new CMO, was approved by our board of directors, based on a general authorization of the shareholders’ meeting. Schemes under which executive managers are remunerated in warrants should be subject to prior shareholder approval by way of a resolution at the general shareholders’ meeting pursuant to Principle 7.13 of the Belgian Corporate Governance Code 2009. In view of (i) the fact that this Warrant Plan 2016 (B) fell within the scope of the authorization granted by the extraordinary shareholders’ meeting to the board of directors on 26 April 2016 to use the authorized capital for the issue of warrants in the framework of the remuneration policy for Galapagos’ employees, directors and independent consultants and (ii) our interest in having Dr. Abi-Saab join Galapagos as soon as possible, we are of the opinion that it would not have been desirable to convene a special shareholders’ meeting to grant its express prior approval for this Warrant Plan 2016 (B).

Our board of directors reviews its corporate governance charter from time to time and makes such changes as it deems necessary and appropriate. Additionally, our board of directors adopted written terms of reference for each of the executive committee, the audit committee and the nomination and remuneration committee, which are part of the corporate governance charter.

Board Committees

The board of directors has established an audit committee and a nomination and remuneration committee, which operate pursuant to the written terms of reference for each of the audit committee and the nomination and remuneration committee that are part of the corporate governance charter adopted by our board of directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Belgian Companies Code and the Belgian Corporate Governance Code, the Exchange Act, the exchanges on which the ordinary shares and ADSs are listed, and SEC rules and regulations, taking into account the differences set out below and the company’s status as a foreign private issuer.

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

Our board of directors has determined that all members of our audit committee are independent under Rule 10A‑3 of the Exchange Act and the applicable rules of the NASDAQ Stock Market and that Werner Cautreels qualifies as an “audit committee financial expert” as defined under the Exchange Act.

Our audit committee assists our board of directors in overseeing the accuracy and integrity of our accounting and financial reporting processes and audits of our statutory and consolidated financial statements, the implementation and effectiveness of an internal control system and our compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence and the performance of the independent auditors.

Our audit committee’s duties and responsibilities to carry out its purposes include, among others:

•	ensuring the integrity of our financial reporting, including review of periodic information before it is made public;
•	evaluating our system of internal controls set up by our executive committee, including evaluation and approval of the explanatory notes on internal controls in our annual reports;
•	reviewing the functions of our internal risk management system and the efficacy of these systems;
•	assessing the necessity for setting up an internal audit function; and
•	supervising our relationship with our external auditors during the external audit process, including evaluation of our auditors’ independence.

The committee regularly reports to our board of directors on the discharge of its functions. It informs our board of directors about all areas in which action or improvement is necessary in its opinion and produces recommendations concerning the necessary steps that need to be taken. The audit review and the reporting on that review cover us and our subsidiaries as a whole. The members of the audit committee are entitled to receive all information which they need for the performance of their function, from our board of directors, executive committee and employees. Every member of the audit committee shall exercise this right in consultation with the chairman of the audit committee.

Nomination and Remuneration Committee

Our nomination and remuneration committee consists of three members: Rajesh Parekh (Chairman), Katrine Bosley and Werner Cautreels.

Our board of directors has determined that all members of our nomination and remuneration committee are independent under the applicable rules of the NASDAQ Stock Market.

Concerning our company’s nomination policy, this committee’s duties and responsibilities to carry out its purposes include, among others:

•	making and evaluating proposals to our board of directors with regard to the election and re-election of non-executive directors;
•	advising on the size and composition of the board of directors periodically;

•	making selection criteria and nomination procedures for members of the board of directors and/or of the executive committee; and
•	advising on proposals relating to the appointment or dismissal of the members of the executive committee.

Concerning our company’s remuneration policy, this committee’s duties and responsibilities to carry out its purposes include, among others:

•	making and evaluating proposals to our board of directors with regard to the remuneration policy for non-executive directors and the proposals which have to be submitted to the shareholders;
•	making and evaluating proposals to our board of directors relating to the remuneration policy for members of our executive committee;
•	making proposals relating to individual remuneration, including bonuses; and
•	discussing and evaluating the operations and performance of the executive committee at least once a year.

D.     Employees.

As of December 31, 2017 we had 600 employees. Our employees in France and Croatia are represented by a labor union and/or covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages, and we consider our relations with our employees to be good. We have also engaged and may continue to engage independent contractors to assist us with our clinical activities. At each date shown, we had the following employees, broken out by department and geography:

	December 31,
	2017	2016	2015
Function:
Executive officers	5	4	4
Research	236	216	205
Development	149	88	53
Research services	122	116	102
Corporate and support	88	84	71
Total	600	508	435
Geography:
Leiden, the Netherlands	52	45	34
Mechelen, Belgium	252	189	151
Romainville, France	152	140	129
Zagreb, Croatia	139	134	121
Boston, MA, USA	3	—	—
Basel, Switzerland	2	—	—
Total	600	508	435

E.     Share Ownership.

For information regarding the share ownership of our directors and members of our executive committee, see “Item 6.B.—Compensation” and “Item 7.A.—Major Shareholders.”

Item 7    Major Shareholders and Related Party Transactions.

A.     Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2018 for:

•	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;
•	each member of our board of directors;
•	our executive committee, excluding our chief executive officer, as a group; and
•	all members of our board of directors and executive committee as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 15, 2018. The percentage ownership information shown in the table is based upon 50,936,778 ordinary shares outstanding as of March 15, 2018.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares or ADSs, and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to warrants held by that person that are immediately exercisable or exercisable within 60 days of March 15, 2018. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, members of our executive committee and named beneficial owners are in care of Galapagos NV, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

	Shares beneficially owned
Name of beneficial owner	Number		Percentage
5% shareholders:
Gilead Sciences, Inc.	6,760,701	(1)(2)	13.27%
Van Herk Investments B.V.	4,457,147	(1)(3)	8.75%

Directors and members of executive committee:
Rajesh Parekh, MA, DPhil	20,400	(4)	*
Onno van de Stolpe	825,163	(5)	1.61%
Werner Cautreels, Ph.D.	6,300	(6)	*
Harrold van Barlingen, Ph.D.	23,180	(7)	*
Howard Rowe, JD	7,560	(8)	*
Katrine Bosley	10,020	(9)	*
Christine Mummery, Ph.D.	454	(10)	*
Mary Kerr, Ph.D.	—		—
Executive committee excluding Onno van de Stolpe	570,002	(11)	1.11%
All members of our board of directors and executive committee as a group (12 persons)	1,463,079	(12)	2.82%

(1)	At the time of the most recent transparency notification or filing of a statement of beneficial ownership with the SEC.
(2)

Consists of 6,760,701 shares held by Gilead Therapeutics A1 Unlimited Company, which is a subsidiary of Gilead Biopharmaceutics Ireland Unlimited Company, which is in turn a subsidiary of Gilead Sciences, Inc., which has the sole voting and investment power with respect to these shares. The address of Gilead Sciences, Inc. is 333 Lakeside Drive, Foster City, CA 94404, United States of America.
(3)

Consists of 4,457,147 shares held by Van Herk Investments B.V. Van Herk Private Equity Investments B.V. holds all shares in Van Herk Investments B.V. Adrianus van Herk holds all shares in Van Herk Private Equity Investments B.V. and has sole voting and investment power with respect to these shares. The address of Van Herk Investments B.V. is Lichtenauerlaan 30, 3062 ME Rotterdam, the Netherlands.

(4)	Consists of (i) 15,000 shares and (ii) 5,400 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2018.
(5)	Consists of (i) 478,289 shares and (ii) 346,874 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2018.
(6)	Consists of (i) 2,520 shares and (ii) 3,780 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2018.
(7)	Consists of (i) 15,620 shares and (ii) 7,560 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2018.
(8)	Consists of 7,560 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2018.
(9)	Consists of 10,020 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2018.
(10)	Consists of 454 shares.
(11)	Consists of (i) 42,502 shares and (ii) 527,500 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2018.
(12)	Includes 908,694 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2018.

Each of our shareholders is entitled to one vote per ordinary share. All shareholders have identical voting rights per share. We are not aware of any arrangement that may result in a change of control of our company.

As of March 9, 2018, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 38% of our outstanding ordinary shares were held in the United States by approximately 110 institutional holders of record, excluding Gilead Sciences, Inc., or Gilead. At such date, there were outstanding 10,202,594 ADSs, each representing one ordinary share, and in the aggregate representing approximately 20% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

On December 7, 2017, we received a transparency notice from FMR LLC indicating that affiliates under its control sold voting securities, as a result of which its shareholding decreased below the lowest 5% notification threshold of Galapagos NV’s voting rights. On December 13, 2017, we received a transparency notification from Gilead, who notified that its subsidiary Gilead Biopharmaceutics Ireland Unlimited Company transferred its holding of 6,760,701 Galapagos shares on December 7, 2017 to its subsidiary Gilead Therapeutics A1 Unlimited Company. This shareholding represents 13.27% of our outstanding shares as of March 15, 2018, and represents no change in the number of shares compared to the previous transparency notification from Gilead on January 20, 2016.

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

B.     Related Party Transactions.

Since January 1, 2017, we have engaged in the following transactions with our directors, members of our executive committee and holders of more than 10% of our outstanding voting securities and their affiliates.

Transaction with Major Shareholder

On December 16, 2015, we signed an exclusive license and collaboration agreement to develop and commercialize filgotinib in multiple indications with Gilead Biopharmaceutics Ireland Unlimited Company. On December 7, 2017, Gilead Biopharmaceutics Ireland Unlimited Company assigned all of its right, title, and interest in, to, and under the license and collaboration agreement to another affiliate of Gilead. Under the terms of the collaboration, Gilead is primarily responsible for development and for seeking regulatory approval of the licensed product. We are required to use commercially reasonable efforts as requested by Gilead to assist Gilead with certain development activities. In addition, we agreed on a 20‑80 cost split for development costs of the licensed product, i.e. we will bear 20% of all development costs. In the framework of the closing of the transaction on January 19, 2016, Gilead Biopharmaceutics Ireland Unlimited Company paid a license fee of $300 million (or €275.6 million) and made a $425 million (or €392 million) equity investment in our share capital by subscribing to new ordinary shares at an issue price of €58.00 per share, including issuance premium. This resulted in Gilead owning 6,760,701 ordinary shares, representing 14.75% of our outstanding share capital as of the date of the capital increase. Moreover, under the subscription agreement relating hereto, the parties agreed to a lock-up and standstill arrangement. The lock-up and standstill arrangement expired on December 31, 2017. Under this exclusive license and collaboration agreement, we received from Gilead $60.0 million (or €55.1 million) in milestone payments in the year ended December 31, 2016, and $10.0 million (or €9.4 million) in milestone payments in the year ended December 31, 2017.

We incurred €53.2 million in development costs for the year ended December 31, 2017 for the development of filgotinib in collaboration with Gilead: these costs relate to the Phase 2b and Phase 3 trials and mainly consist of costs recharged by Gilead as we are co-funding 20% of the global development activities, as well as costs paid to CROs in conjunction with clinical trials, costs for production of the compound for clinical testing, and, to a smaller extent, personnel costs and consultancy costs. The reimbursement of research and development costs under the 20‑80 cost split mechanism by Gilead to us amounted to nil for the year ended December 31, 2017. For further information on our exclusive license and collaboration agreement with Gilead, see the section of this annual report titled “Item 4.B.—Business Overview.—Collaborations—Exclusive Collaboration Agreement with Gilead for Filgotinib.”

Transactions with Related Companies

From time to time, in the ordinary course of our business we may contract for services from companies in which certain of the members of our executive committee or directors may serve as director or advisor. The cost of these services is negotiated on an arm’s length basis and none of these arrangements is material to us.

Agreements with Our Directors and Members of the Executive Committee

Employment and Management Arrangements

Onno van de Stolpe

On March 1, 2002, we entered into a management agreement, subject to Belgian law, with Onno van de Stolpe for the position of Managing Director and Chief Executive Officer for an indefinite period. Effective March 1, 2011, Mr. Van de Stolpe’s management agreement with Galapagos NV was reduced from a full-time basis to a part-time basis, for approximately 40% of his time, at which time he entered into (1) an employment agreement, subject to Dutch law, with Galapagos B.V. on a part-time basis, for approximately 35% of his time, and (2) a management agreement, subject to French law, with Galapagos SASU for approximately 25% of his time. For the year ended December 31, 2017, Mr. Van de Stolpe received (1) a base remuneration from Galapagos NV of €174,770.16 (including €42,470.53 in the form of pension contributions), (2) a base salary from Galapagos B.V. of €169,425.9 (including an 8% holiday bonus) and (3) a base salary from Galapagos SASU of €121,018.5.

Bart Filius

On September 15, 2014, Galapagos B.V. entered into an employment agreement, subject to Dutch law, with Bart Filius for the position of Chief Financial Officer, starting December 1, 2014 for an indefinite period. Effective December 1, 2014, Mr. Filius’ employment agreement with Galapagos B.V. was reduced from a full-time basis to a part-time basis, for approximately 60% of his time, and he entered into a management agreement, subject to Belgian law, with Galapagos NV for approximately 40% of his time. In addition to his role as Chief Financial Officer, Mr. Filius has served as Chief Operating Officer since September 2017.

Andre Hoekema

On January 31, 2005, Galapagos B.V. entered into an employment agreement, subject to Dutch law, with Andre Hoekema for the position of Senior Vice President Corporate Development and member of the executive committee, for an indefinite period. Dr. Hoekema has served as Chief Business Officer since September 2017.

Piet Wigerinck

On February 28, 2008, we entered into a management agreement, subject to Belgian law, with Piet Wigerinck for the position of Senior Vice President Drug Development and member of the executive committee, for an indefinite period. Dr. Wigerinck was appointed Chief Scientific Officer effective March 1, 2012. The management agreement stipulates that Dr. Wigerinck shall perform his duties thereunder on an independent basis.

Walid Abi-Saab

On October 27, 2016, Galapagos NV entered into a management agreement, subject to Belgian law, with Walid Abi-Saab for the position of member of Galapagos’ executive committee and Chief Medical Officer, starting March 1, 2017, for an indefinite period. Effective March 1, 2017, Dr. Abi-Saab’s management agreement with Galapagos NV was reduced from a full-time basis to a part-time basis, for approximately 95% of his time, and he entered into an employment agreement, subject to Dutch law, with Galapagos B.V. for approximately 5% of his time. On January 16, 2018, the management agreement between Galapagos NV and Dr. Abi-Saab and the employment agreement between Galapagos B.V. and Dr. Abi-Saab were terminated by mutual agreement with effect from December 31, 2017. On January 16, 2018, Galapagos GmbH and Dr. Abi-Saab entered into an employment agreement, subject to Swiss law and effective from January 1, 2018, under which Dr. Abi-Saab continues to perform his duties as Chief Medical Officer, for an indefinite period.

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

Director and Executive Committee Compensation

See the sections of this annual report in “Item 6.B.—Compensation.” titled “—Compensation of Our Board of Directors” and “—Compensation of Members of the Executive Committee” and the section titled “Item 7.A.—Major Shareholders.” for information regarding compensation of our directors and members of our executive committee.

Equity Awards

Since January 1, 2017, we have granted warrants to certain of our directors and members of our executive committee.

See the sections of this annual report in “Item 6.B.—Compensation.” titled “—Compensation of Our Board of Directors” and “—Compensation of Members of the Executive Committee” and the section titled “Item 7.A.—Major Shareholders.” for information regarding equity awards to our directors and members of our executive committee.

Bonus Plans

See the section of this annual report titled “Item 6.B.—Compensation.—Compensation of Members of the Executive Committee” for information regarding bonus plans for members of our executive committee.

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

Item 8    Financial Information.

A.     Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

Our consolidated financial statements are appended at the end of this annual report, starting at page F‑1, and incorporated herein by reference.

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

Pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory financial accounts. In addition, under the Belgian Companies Code, we may declare or pay dividends only if, following the declaration and issuance of the dividends, the amount of our net assets on the date of the closing of the last financial year according to our statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian accounting rules), decreased with the non-amortized costs of incorporation and expansion and the non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the called capital), increased with the amount of non-distributable reserves. Finally, prior to distributing dividends, we must allocate at least 5% of our annual net profits (under our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules) to a legal reserve, until such legal reserve amounts to 10% of our share capital.

B.     Significant Changes.

None.

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

NASDAQ

	Per ADS
Period	High	Low
Annual:
2015 (beginning May 14)	$65.54	$38.28
2016	$73.37	$37.03
2017	$104.12	$63.69
Quarterly:
First Quarter 2016	$61.69	$37.03
Second Quarter 2016	$61.02	$41.21
Third Quarter 2016	$73.37	$51.91
Fourth Quarter 2016	$67.56	$57.16
First Quarter 2017	$87.74	$63.69
Second Quarter 2017	$94.88	$75.05
Third Quarter 2017	$103.54	$72.90
Fourth Quarter 2017	$104.12	$84.13
First Quarter 2018 (through March 20)	$121.09	$93.18
Month Ended:
September 2017	$103.54	$92.21
October 2017	$104.12	$95.66
November 2017	$101.18	$87.01
December 2017	$95.00	$84.13
January 2018	$121.09	$93.18
February 2018	$119.81	$103.39
March 2018 (through March 20)	$106.51	$99.50

Euronext Amsterdam

	Per Ordinary Share
Period	High	Low
Annual:
2013	€20.70	€13.40
2014	€18.42	€10.00
2015	€60.55	€14.81
2016	€66.19	€32.50
2017	€89.75	€59.13
Quarterly:
First Quarter 2016	€57.68	€32.50
Second Quarter 2016	€53.70	€36.20
Third Quarter 2016	€66.19	€46.07
Fourth Quarter 2016	€62.16	€51.15
First Quarter 2017	€81.81	€59.13
Second Quarter 2017	€89.75	€65.20
Third Quarter 2017	€87.35	€61.88
Fourth Quarter 2017	€88.16	€71.29
First Quarter 2018 (through March 20)	€98.82	€77.32
Month Ended:
September 2017	€87.35	€77.25
October 2017	€88.16	€81.65
November 2017	€87.20	€72.72
December 2017	€79.81	€71.29
January 2018	€98.82	€77.32
February 2018	€96.40	€86.10
March 2018 (through March 20)	€87.66	€79.34

On March 20, 2018, the last reported sale price of the ADSs on NASDAQ was $102.12 per ADS, and the last reported sale price of the ordinary shares on Euronext Amsterdam was €83.72 per share.

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

B.     Memorandum and Articles of Association.

The information set forth in our Registration Statement on Form F-3ASR (File No. 333-211765), automatically effective upon filing with the SEC on June 1, 2016, under the heading “Description of Share Capital” as supplemented by the sections titled “Description of Share Capital—Articles of Association and Other Share Information,” “Description of Share Capital—Board of Directors,” “Description of Share Capital—Description of the Rights and Benefits Attached to Our Shares,” “Description of Share Capital—Belgian Legislation” and “Description of Share Capital—Limitations on the Right to Own Securities” in the final prospectus supplement on Form 424(b)(5) dated April 17, 2017 filed with the SEC on April 18, 2018 is incorporated herein by reference.

C.     Material Contracts.

We entered into an underwriting agreement among Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, as representatives of the underwriters, on May 13, 2015, with respect to the ADSs and ordinary shares sold in our global offering. In addition, we entered into an underwriting agreement with Morgan Stanley & Co. LLC, as representative of the underwriters, on April 17, 2017, with respect to the ADSs sold in our follow-on offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities. For additional information on our material contracts, please see the sections of this annual report titled “Item 4—Information on the Company” and “Item 7—Major Shareholders and Related Party Transactions.”

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

E.     Taxation.

Certain Material U.S. Federal Income Tax Considerations to U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations relating to the ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold such ADSs as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

•	banks, financial institutions or insurance companies;
•	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;
•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons that hold the ADSs as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold the ADSs through such an entity;
•	certain former citizens or long-term residents of the United States;
•	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of the ADSs and shares;
•	persons required under Section 451(b) of the Code to conform the timing of income accruals with respect to the ADSs to their financial statements; and
•	holders that have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the ownership and disposition of the ADSs.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code; existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof; and the income tax treaty between Belgium and the United States in each case as of and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary or different position concerning the tax consequences of the ownership and disposition of the ADSs or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning, and disposing of the ADSs in their particular circumstances.

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

Distributions. Although we do not currently plan to pay dividends, and subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are listed on the NASDAQ Global Select Market, or NASDAQ, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on NASDAQ. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. We are incorporated under the laws of Belgium, and we believe that we qualify as a resident of Belgium for purposes of, and are eligible for the benefits of, The Convention between the Government of the United States of America and the Government of the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on November 27, 2006, or the U.S.-Belgium Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Belgium Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121‑day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

A U.S. holder generally may claim the amount of any Belgian withholding tax as either a deduction from gross income or a credit against U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s “foreign source” taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Furthermore, Belgian income taxes that are withheld in excess of the rate applicable under the U.S.-Belgium Tax Treaty or that are refundable under Belgian law will not be eligible for credit against a U.S. holder’s federal income tax liability. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

Sale, Exchange or Other Taxable Disposition of the ADSs. A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those ADSs. Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ADSs generally will be equal to the cost of such ADSs. Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is a long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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

Passive Foreign Investment Company Considerations. If we are a PFIC for any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets, for which purpose the total value of our assets may be determined in part by reference to the market value of the ADSs and our ordinary shares, which is subject to change, is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of cash, including the funds raised in offerings of the ADSs. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are a PFIC for any year with respect to which a U.S. holder owns the ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ADSs, regardless of whether we continue to meet the tests described above.

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate after the offering. Based on the foregoing, with respect to the 2017 taxable year, we do not anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

If we are a PFIC for any taxable year, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “—Distributions.”

Certain elections exist that would result in an alternative treatment (such as mark-to-market treatment) of the ADSs. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement as disregarded). NASDAQ is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election will be available to a U.S. holder.

If we are a PFIC for any year during which a U.S. holder holds the ADSs, we must generally continue to be treated as a PFIC by that U.S. holder for all succeeding years during which the U.S. holder holds the ADSs, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to the ADSs. If such election is made, the U.S. holder will be deemed to have sold the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences applicable to sales of PFIC shares described above. After the deemed sale election, the U.S. holder’s ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

Backup Withholding and Information Reporting. U.S. holders generally will be subject to information reporting requirements with respect to dividends on ADSs and on the proceeds from the sale, exchange or disposition of ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a correct taxpayer identification number and a duly executed IRS Form W‑9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting. Certain U.S. holders who are individuals and certain entities controlled by individuals may be required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the ADSs.

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

Dividend Withholding Tax

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the ordinary shares represented by the ADSs is generally treated as a dividend distribution. By way of exception, the repayment of capital carried out in accordance with the Belgian Companies Code is not treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital. This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issuance premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates. However, as of January 1, 2018, a repayment of capital is partly considered to be a distribution of the existing taxed reserves (irrespective of whether they are incorporated into the capital) and/or of the tax-free reserves incorporated into the capital whereby such portion is determined on the basis of the ratio of the taxed reserves and tax-free reserves incorporated into the capital versus the aggregate of such reserves and the fiscal capital.

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

For non-residents the dividend withholding tax, if any, will be the only tax on dividends in Belgium, unless the non-resident avails of a fixed base in Belgium or a Belgian permanent establishment to which the ADSs are effectively connected. Prospective Holders should consult their own advisors regarding the tax consequences in case the ADSs are effectively connected to a fixed base or a permanent establishment in Belgium.

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

If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is however applicable if the Qualifying Holder, is either of the following:

•	a company that is a resident of the United States that has directly owned ADSs representing at least 10% of our capital for a twelve-month period ending on the date the dividend is declared, or
•	a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax, without taking into account the reduced U.S.-Belgium Tax Treaty rate. Qualifying Holders may then make a claim for reimbursement for amounts withheld in excess of the rate defined by the U.S.-Belgium Tax Treaty. The reimbursement form (Form 276 Div-Aut.) can be obtained as follows:

•	by letter from Centrum Buitenland - Team 6 - 17P, Kruidtuinlaan 50, mailbox 3429, B-1000 Brussels, Belgium;
•	by telephone at +32 (0)257 740 40;
•	via e-mail at foreigners.team6@minfin.fed.be; or at
•	https://financien.belgium.be/nl/ondernemingen/internationaal/terugbetaling-van-de-roerende-voorheffing#q1.

The reimbursement form is to be sent to Centrum Buitenland - Team 6 - 17P, Kruidtuinlaan 50, mailbox 3429, B-1000 Brussels, Belgium as soon as possible and in each case within a term of five years starting from the first of January of the year the withholding tax was withheld.

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

In order to benefit from this exemption, the Holder must provide us or its paying agent with a certificate confirming its qualifying status and the fact that it satisfies the abovementioned conditions.

If the Holder holds the ADSs for less than one year, at the time the dividends are paid on or attributed to the shares represented by the ADSs, we must deduct the withholding tax but we do not need to transfer it to the Belgian Treasury provided that the Holder certifies its qualifying status, the date from which the Holder has held the ADSs, and the Holder’s commitment to hold the shares for an uninterrupted period of at least one year. The Holder must also inform us or its paying agent when the one-year period has expired or if its shareholding drops below 10% of our share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the deducted dividend withholding tax which was temporarily withheld will be paid to the Holder.

Dividends paid or attributable to a corporate Holder will be exempt from withholding tax, provided that (i) the Holder is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime, (ii) the Holder does not satisfy the 10%-participation threshold but has a participation in us with an acquisition value of at least € 2,500,000 upon the date of payment or attribution of the dividend, (iii) the dividends relate to shares represented by the ADSs which are or will be held in full ownership for at least one year without interruption, (iv) the Holder has a legal form similar to the ones listed in the annex to the Parent-Subsidiary Directive, as amended from time to time, (v) the ordinary Belgian withholding tax is, in principle, neither creditable nor reimbursable in the hands of the Holder, and (vi) if the dividends concerned were received by a Belgian company, the taxation condition as contained by Article 203 of the Belgian Income Tax Code would be applicable and the anti-abuse provision would not be applicable.

In order to benefit from the exemption of withholding tax, the corporate Holder must provide us or its paying agent with a certificate confirming (i) it has the above described legal form, (ii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary domestic tax regime, (iii) it holds a participation of less than 10% in our capital but with an acquisition value of at least € 2,500,000 upon the date of payment or attribution of the dividend, (iv) the dividends relate to shares in us represented by the ADSs which it has held or will hold in full legal ownership for an uninterrupted period of at least one year, (v) to which extent it could in principle, would this exemption not exist, credit the levied Belgian withholding tax or obtain a reimbursement according to the legal provisions applicable on December 31st of the year preceding the year of the payment or attribution of the dividends, and (vi) its full name, legal form, address and fiscal identification number, if applicable.

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

Capital gains realized on ADSs by a corporate Holder who is not a Qualifying Holder are generally not subject to taxation in Belgium unless such Holder is acting through a Belgian permanent establishment or a fixed place in Belgium to which the ADSs are effectively connected (in which case a 29.58%, 25.50% (or in both previous cases 25% as of January 1, 2020), 0.412% (with respect to capital gains realized upon the disposal of the ADSs during a financial year that started prior to January 1, 2018 or a financial year ending prior to December 31, 2018 – this special tax rate of 0.412% was abolished from assessment year 2019, i.e. financial years starting from January 1, 2018) or 0% tax on the capital gain may apply, depending on the particular circumstances). Capital losses are generally not tax deductible.

Private individual Holders who are not Qualifying Holders and who are holding ADSs as a private investment and within the bounds of the normal management of one’s private estate will, as a rule, not be subject to tax in Belgium on any capital gains arising out of a disposal of ADSs. Losses will, as a rule, not be tax deductible.

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

Annual Tax on Securities Accounts

Individual Holders which hold (in full or bare ownership and usufruct) one or more securities accounts with a Belgian financial intermediary with total assets equal to or exceeding EUR 500,000 (EUR 1,000,000 for married couples) will be subject to (withholding) tax at a rate of 0.15% on their total share of the average value of the total amount of taxable assets. The taxable financial instruments are the following: rights of participation in collective investment funds and shares in investment companies (listed or not), listed and non-listed bonds, “kasbons” / “bons de caisse”, warrants, certificates of shares and bonds, listed and non-listed shares and trackers registered in securities accounts. Registered shares registered in the share register, pension savings arrangements, life insurance contracts, options, futures and swaps are excluded.

Prospective individual Holders should consult their own professional advisors in relation to the annual tax on securities accounts.

Belgian Tax on Stock Exchange Transactions

The purchase and the sale and any other acquisition or transfer for consideration of existing ADSs (secondary market transactions) is subject to the Belgian tax on stock exchange transactions (“taks op de beursverrichtingen” / “taxe sur les opérations de bourse”) if (i) it is executed in Belgium through a professional intermediary, or (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals with habitual residence in Belgium, or legal entities for the account of their seat or establishment in Belgium (both referred to as a “Belgian Investor”). The tax on stock exchange transactions is not due upon the issuance of new ADSs.

The tax on stock exchange transactions is levied at a rate of 0.35% of the purchase price, capped at € 1,600 per transaction and per party.

A separate tax is due by each party to the transaction, and both taxes are collected by the professional intermediary. However, if the intermediary is established outside of Belgium, the tax will in principle be due by the Belgian Investor, unless that Belgian Investor can demonstrate that the tax has already been paid. Professional intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian stock exchange tax representative (“Stock Exchange Tax Representative”), which will be liable for the tax on stock exchange transactions in respect of the transactions executed through the professional intermediary. If such a Stock Exchange Tax Representative would have paid the tax on stock exchange transactions due, the Belgian Investor will, as per the above, no longer be the debtor of the tax on stock exchange transaction.

Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, ADSs in Belgium for their own account through a professional intermediary may be exempt from the stock exchange tax if they deliver a certificate to the financial intermediary in Belgium confirming their non-resident status, except in case they would be considered to have their habitual abode or their seat or establishment in Belgium.

In addition to the above, no tax on stock exchange transactions is due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in Article 2, 9 and 10 of the Law of August 2, 2002, (ii) insurance companies described in Article 2, §1 of the Law of July 9, 1975, (iii) professional retirement institutions referred to in Article 2, §1 of the Law of October 27, 2006 relating to the control of professional retirement institutions, (iv) collective investment institutions, or (v) regulated real estate companies, (vi) the aforementioned non-residents (upon delivery of a certificate of non-residency in Belgium).

No stock exchange tax will thus be due by Holders on the subscription, purchase or sale of ADSs, if the Holders are acting for their own account, except in case they would be considered to have their habitual abode or their seat or establishment in Belgium. In order to benefit from this exemption, the Holders must deliver a certificate to their financial intermediary in Belgium confirming their non-resident status for Belgian tax purposes.

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

We maintain a corporate website at www.glpg.com. We intend to post a link to our annual report on Form 20‑F as filed with the SEC on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference.

You may also review a copy of this annual report, including exhibits and any schedule filed herewith, and obtain copies of such materials at prescribed rates, at the SEC’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549‑0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1‑800‑SEC‑0330. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Galapagos NV, that file electronically with the SEC.

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

Liquidity Risk

Our consolidated balance sheet shows an amount of €211.4 million as accumulated losses at the end of 2017. Our cash and cash equivalents amounted to €1,151.2 million on December 31, 2017. Cash used in operating activities amounted to €147.0 million for the year ended December 31, 2017. Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. Based upon our current expected level of operating expenditures and our existing cash and cash equivalents, we believe that we will be able to fund our operating expenses and capital expenditure requirements at least for the next two to three years. We have no credit lines. Such forecasting is based on realistic assumptions with regards to milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

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

	December 31,
	2017	2016	2015
	(Euro, in thousands)
60 - 90 days		€170	€86
90 - 120 days	€1
more than 120 days		€54	€17

Our cash and cash equivalents are invested primarily in savings and deposit accounts. Saving and deposit accounts generate a small amount of interest income. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted at the beginning of the term.

Interest Rate Risk

The only variable interest-bearing financial instruments are cash and cash equivalents.

Changes in interest rates may cause variations in interest income and expenses resulting from short term interest-bearing assets. Management does not expect the short term interest rates to decrease significantly in the immediate foreseeable future, which limits the interest exposure on our cash and cash equivalents.

Effect of Interest Rate Fluctuation

A 100 basis point increase in interest rates at balance sheet date would have increased profit and loss, and equity, by approximately €11.5 million (2016: €10 million, 2015: €3 million); a 100 basis point decrease in interest rates would have decreased profit and loss, and equity,  by approximately €11.5 million (2016: €10 million, 2015: €3 million).

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

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	Year ended December 31,
	2017	2016	2015
Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(21,083)	€(16,863)	€506
Increase in Euros - GB Pounds	122	130	164
Increase in Euros - CH Francs	203	165	169
Increase in Euros - HR Kunas	(185)	(95)	(50)
Increase in U.S. Dollars - GB Pounds	€(831)	€(913)	€(907)

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents held in U.S dollars.

Capital Risk Factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of cash-at-bank and in-hand and cash equivalents, financial debt (which as of December 31, 2017, consists of finance leases), and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

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

Item 12    Description of Securities Other than Equity Securities.

A.     Debt Securities.

Not applicable.

B.     Warrants and Rights.

Not applicable.

C.     Other Securities.

Not applicable.

D.     American Depositary Shares.

Citibank, N.A., as depositary, registers and delivers ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with Citibank International Limited (located at EGSP 186, 1 North Wall Quay, Dublin 1, Ireland) or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. The depositary’s corporate trust office at which the ADSs are administered is located at 388 Greenwich Street, New York, New York 10013.

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

Item 14    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Global Offering

In May 2015, we sold 5,746,000 ADSs, each representing one ordinary share, no nominal value, and 1,786,499 ordinary shares, in our global offering at a price of $42.05 per ADS and €37.00 per share, including the exercise in full by the underwriters of their option to purchase additional ADSs and ordinary shares, for aggregate gross proceeds to us of approximately €278.7 million. The net offering proceeds to us, after deducting underwriting discounts and commissions and offering expenses, were approximately €259.3 million. The offering commenced on May 6, 2015 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement, File No. 333‑203435, for our global offering was May 13, 2015. Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Cowen and Company, LLC acted as joint book-running managers, and Nomura Securities International, Inc. and Bryan, Garnier & Co. acted as co-managers, of the global offering.

From the effective date of the registration statement and until December 31, 2017, we have used all of the approximately €259.3 million in net proceeds from the global offering. Our use of the net proceeds from our global offering, in the aggregate, through December 31, 2017 was as follows: approximately €87.0 million to advance our CF program, approximately €25.0 million to advance our IPF program with GLPG1690, approximately €17.0 million to advance our OA program with GLPG1972, approximately €14.0 million to advance our AtD program with MOR106 and approximately €117.0 million to advance our other discovery and development programs and for general corporate purposes. The development of our filgotinib program with Gilead has been and we expect will continue to be entirely financed by the equity investment and upfront payment which were received in January 2016.

None of the net proceeds of our global offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates.

Item 15    Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a‑15(b) as of December 31, 2017. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of December 31, 2017, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a‑15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including our Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed, under the supervision of our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2017 was effective.

The effectiveness of internal control over financial reporting as of December 31, 2017 has been audited by Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA, our independent registered public accounting firm. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this annual report.

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

Item 16A    Audit Committee Financial Expert.

Our board of directors has determined that Werner Cautreels is an audit committee financial expert as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the NASDAQ Stock Market. Dr. Cautreels is independent as such term is defined in Rule 10A‑3 under the Exchange Act and under the listing standards of the NASDAQ Stock Market.

Item 16B    Code of Ethics.

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

Item 16C    Principal Accountant Fees and Services.

Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA has served as our independent registered public accounting firm for 2017 and 2016. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended December 31,
	2017	2016
	(Euro, in thousands)
Audit Fees	€350.0	€515.0
Audit-Related Fees	90.8	186.0
Tax Fees	—	—
All Other Fees	40.5	—
Total	€481.3	€701.0

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees “Tax Fees” are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

“All Other Fees” are any additional amounts billed for products and services provided by the principal accountant. For the year ended December 31, 2017, they relate to non-audit fees, in particular IT consulting fees.

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

The audit committee has considered the non-audit services provided by Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA as described above and believes that they are compatible with maintaining Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA’s independence as our external auditor. In accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i), no fees for professional services were approved pursuant to any waivers of the pre-approval requirement.

Item 16D    Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F    Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G    Corporate Governance.

As a Belgian naamloze vennootschap / société anonyme, we are subject to various corporate governance requirements under Belgian law. In addition, as a foreign private issuer listed on the NASDAQ Global Select Market, we will be subject to NASDAQ corporate governance listing standards. However, the NASDAQ Global Select Market’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the NASDAQ rules, with certain exceptions. We intend to rely on certain exemptions for foreign private issuers and follow Belgian corporate governance practices in lieu of the NASDAQ corporate governance rules.

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

•

Committees. NASDAQ Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. NASDAQ Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to such composition requirements. Pursuant to Article 526quater of the Belgian Companies Code and the principles and guidelines of the Belgian Corporate Governance Code, we are required to set up a remuneration committee within our board of directors. In addition, the Belgian Corporate Governance Code provides that the board of directors should set up a nomination committee, which can be combined with the remuneration committee. Our board of directors has set up and appointed a nomination and remuneration committee.

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

•

Committee Charters. NASDAQ Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the board of directors must have a formal written charter. Pursuant to the Belgian Corporate Governance Code, our board of directors has drawn up a corporate governance charter including, amongst others, the internal rules of our committees.

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

Item 16H    Mine Safety Disclosure.

Not applicable.

PART III

Item 17    Financial Statements.

Not applicable.

Item 18    Financial Statements.

See pages F‑1 through F‑61 of this annual report.

Item 19    Exhibits.

The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

Index to Financial Statements

FINANCIAL SECTION

Audited consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of independent registered public accounting firm for Galapagos NV and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Galapagos NV and its subsidiaries (the “Company”) as of 31 December 2017, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended 31 December 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2017, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 22 March 2018, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Zaventem, Belgium, 22 March 2018

The statutory auditor

/s/ Gert Vanhees
DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL
Represented by Gert Vanhees

We have served as the Company's auditor since 2000.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Galapagos NV and its subsidiaries (the “Company”) as of 31 December 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended 31 December 2017 of the Company and our report dated 21 March 2018, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Zaventem, Belgium, 22 March 2018

The statutory auditor

/s/ Gert Vanhees
DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL

Represented by Gert Vanhees

Consolidated Statement of Financial Position

	December 31,
	2017	2016	2015	Notes
	(Euro, in thousands)
Assets
Intangible assets	€2,495	€1,023	€1,550	12
Property, plant and equipment	16,692	14,961	13,782	13
Deferred tax assets	1,978	1,957	1,726	22
Non-current R&D incentives receivables	64,001	54,188	49,384	15
Non-current restricted cash	1,158	1,098	1,046	16
Other non-current assets	2,303	2,880	557	14
Non-currents assets	88,627	76,107	68,044

Inventories	279	300	325
Trade and other receivables	27,966	9,728	3,931	17
Current R&D incentives receivables	11,782	10,154	9,161	15
Cash and cash equivalents	1,151,211	973,241	340,314	18
Current restricted cash	—	6,570	6,857	16
Current financial asset from share subscription agreement	—	—	8,371	8
Other current assets	6,409	7,239	5,512	17
Current assets	1,197,647	1,007,232	374,471
Total assets	€1,286,274	€1,083,338	€442,514

Equity and liabilities

Share capital	€233,414	€223,928	€185,399	19
Share premium account	993,025	649,135	357,402	19
Other reserves	(1,260)	(1,000)	(18)	20
Translation differences	(1,754)	(1,090)	(467)	21
Accumulated losses	(211,441)	(112,272)	(177,317)
Total equity	1,011,983	758,701	364,999

Pension liabilities	3,582	3,520	2,693	28
Provisions	65	63	55
Finance lease liabilities	—	9	63
Other non-current liabilities	1,597	2,469	2,291	23
Non-current deferred income	97,348	214,785	—	24
Non-current liabilities	102,592	220,846	5,103

Finance lease liabilities	9	54	52
Trade and other payables	47,122	31,269	29,482	23
Current tax payable	865	1,022	2,583	10
Accrued charges	1,159	619	490	23
Current deferred income	122,544	70,827	39,806	24
Current liabilities	171,699	103,791	72,412
Total liabilities	274,291	324,637	77,515
Total equity and liabilities	€1,286,274	€1,083,338	€442,514

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Operations

	Year ended December 31,
	2017	2016	2015	Notes
	(Euro, in thousands, except share and per share data)
Revenues	€127,087	€129,519	€39,563	5
Other income	28,830	22,093	21,017	5
Total revenues and other income	155,918	151,612	60,579

Research and development expenditure	(218,502)	(139,573)	(129,714)	6
General and administrative expenses	(24,415)	(21,744)	(19,127)	6
Sales and marketing expenses	(2,803)	(1,785)	(1,182)	6
Total operating expenses	(245,720)	(163,103)	(150,023)

Operating loss	(89,802)	(11,491)	(89,444)

Fair value re-measurement of share subscription agreement	—	57,479	(30,632)	8
Other financial income	4,877	9,950	1,987	9
Other financial expenses	(30,582)	(1,692)	(1,539)	9

Income / loss (-) before tax	(115,507)	54,246	(119,628)

Income taxes	(198)	(235)	1,218	10

Net income / loss (-)	€(115,704)	€54,012	€(118,410)	11
Net income / loss (-) attributable to:
Owners of the parent	(115,704)	54,012	(118,410)
Basic income / loss (-) per share	€(2.34)	€1.18	€(3.32)	11
Diluted income / loss (-) per share	€(2.34)	€1.14	€(3.32)
Weighted average number of shares - Basic (in '000 shares)	49,479	45,696	35,700	11
Weighted average number of shares - Diluted (in '000 shares)	49,479	47,308	35,700

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Comprehensive Income

	Year ended December 31,
	2017	2016	2015	Notes
	(Euro, in thousands)

Net income / loss (-)	€(115,704)	€54,012	€(118,410)
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation	(40)	(583)	202	28
Items that may be reclassified subsequently to profit or loss:
Fair value adjustment of financial assets available-for-sale	(220)	(399)	—	14
Translation differences, arisen from translating foreign activities	(664)	(623)	690	21
Other comprehensive income, net of income tax	(924)	(1,605)	892

Total comprehensive income attributable to:
Owners of the parent	€(116,629)	€52,406	€(117,517)

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

	Share capital	Share premium account	Translation differences	Other reserves	Accumulated losses	Total
	(Euro, in thousands)
On January 1, 2015	€157,274	€114,182	€(1,157)	€(220)	€(63,944)	€206,135
Net loss					(118,410)	(118,410)
Other comprehensive income			690	202		892
Total comprehensive income			690	202	(118,410)	(117,517)
Share-based compensation					5,036	5,036
Issue of new shares	40,751	237,952				278,703
Share issue costs	(19,360)					(19,360)
Exercise of warrants	6,734	5,269				12,002
On December 31, 2015	€185,399	€357,402	€(467)	€(18)	€(177,317)	€364,999
Net income					54,012	54,012
Other comprehensive income			(623)	(982)		(1,605)
Total comprehensive income			(623)	(982)	54,012	52,406
Share-based compensation					11,034	11,034
Issue of new shares	36,575	289,696				326,271
Share issue costs	(269)					(269)
Exercise of warrants	2,223	2,037				4,261
On December 31, 2016	€223,928	€649,135	€(1,090)	€(1,000)	€(112,272)	€758,701
Net loss					(115,704)	(115,704)
Other comprehensive income			(664)	(260)		(924)
Total comprehensive income			(664)	(260)	(115,704)	(116,629)
Share-based compensation					16,536	16,536
Issue of new shares	23,331	340,593				363,924
Share issue costs	(15,837)					(15,837)
Exercise of warrants	1,992	3,296				5,288
On December 31, 2017	€233,414	€993,025	€(1,754)	€(1,260)	€(211,441)	€1,011,983

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows

	2017	2016	2015	Notes
	(Euro, in thousands)
Cash and cash equivalents at beginning of year	€973,241	€340,314	€187,712	18

Net income / loss (-)	(115,704)	54,012	(118,410)

Adjustments for:
Tax income (-) /expenses	198	235	(1,218)	10
Other net financial income (-) / expenses	25,705	(8,257)	(448)	9
Fair value re-measurement of share subscription agreement	—	(57,479)	30,632	8
Depreciation of property, plant and equipment	3,633	3,322	2,372	13
Amortization of intangible fixed assets	652	860	1,030	12
Net realized gain / loss (-) on foreign exchange transactions	(357)	1,229	(398)
Share-based compensation	16,536	11,034	5,036	29
Increase / decrease (-) in provisions	1	7	(125)
Increase in pension liabilities	22	244	30	28
Gain on disposal of fixed assets	—	(14)	(62)

	(69,315)	5,192	(81,560)

Increase (-) / decrease in inventories	22	25	(44)
Increase in receivables	(27,656)	(12,978)	(7,220)	17
Increase / decrease (-) in payables	14,772	2,102	(39,508)	23
Increase / decrease (-) in deferred income	(65,722)	245,806	12,780	24

Cash generated / used (-) from operations	(147,899)	240,148	(115,553)

Interest paid	(273)	(47)	(49)
Interest received	1,341	1,066	1,106
Income taxes paid	(199)	(1,763)	(94)

Net cash flows generated/used (-) in operating activities	(147,030)	239,403	(114,590)

Purchase of property, plant and equipment	(5,312)	(4,458)	(6,100)	13
Purchase of and expenditure in intangible fixed assets	(2,125)	(332)	(565)	12
Proceeds from disposal of intangible assets	—	18	110	12
Proceeds from disposal of property, plant and equipment	7	—	—	13
Decrease in restricted cash	6,510	235	2,258	16
Acquisition of available-for-sale financial assets	—	(2,750)	—	14
Proceeds from sale of available-for-sale financial assets	372	—	—	14

Net cash flows used in investing activities	(549)	(7,287)	(4,297)

Repayment of obligations under finance leases and other debts	(65)	(49)	(43)
Proceeds from capital and share premium increases, gross amount	363,924	392,121	278,702	19
Issue cost paid, related to capital and share premium increases	(15,790)	(337)	(19,292)	19
Proceeds from capital and share premium increases from exercise of warrants	5,288	4,261	12,003	19

Net cash flows generated in financing activities	353,357	395,996	271,370

Effect of exchange rate differences on cash and cash equivalents	(27,808)	4,816	118

Increase in cash and cash equivalents	177,970	632,927	152,601

Cash and cash equivalents at end of year	€1,151,211	€973,241	€340,314	18

In order to align with the presentation for the year ended December 31, 2017, the Consolidated Statement of Cash Flows for the years ended December 31, 2016 and December 31, 2015 were adjusted. (i)The issue cost paid, related to share capital and the resulting increase in share premium has been reclassified and shown separately from the gross amount of the proceeds from capital and share premium increases, and (ii) acquisition of available-for-sale financial assets were shown separately from the proceeds from sale of available-for-sale financial assets.

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

The components of the operating result presented in the financial statements include the following companies: Galapagos NV (Mechelen, Belgium); Galapagos SASU (Romainville, France); Galapagos B.V. (Leiden, the Netherlands); Fidelta d.o.o. (Zagreb, Croatia); Galapagos, Inc. and its subsidiary Xenometrix, Inc. (United States); BioFocus DPI AG and Galapagos GmbH (Basel, Switzerland); and Galapagos Biotech Ltd. (Cambridge, UK).

Our operations have around 600 employees working in the operating facilities in Mechelen (the Belgian headquarters), the Netherlands, France, Croatia, United States and Switzerland.

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

NEW STANDARDS AND INTERPRETATIONS APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2017

•	Amendments to IAS 12—Income Taxes – Recognition of Deferred Tax Assets for Unrealized Losses (applicable for annual periods beginning on or after 1 January 2017)
•	Amendments to IAS 7— Disclosure Initiative (applicable for annual periods beginning on or after 1 January 2017)
•	Annual improvements to IFRS Standards (2014‑2016) Cycle - Amendments to IFRS 12 (applicable for annual periods beginning on or after 1 January 2017 )

STANDARDS AND INTERPRETATIONS PUBLISHED, BUT NOT YET APPLICABLE FOR THE ANNUAL  PERIOD BEGINNING ON  JANUARY 1, 2017

•	IFRS 9 Financial Instruments and subsequent amendments (applicable for annual periods beginning on or after 1 January 2018)
•	IFRS 15 Revenue from Contracts with Customers, and clarifications on this IFRS (applicable for annual periods beginning on or after 1 January 2018)

•	IFRS 16 Leases (applicable for annual periods beginning on or after 1 January 2019)
•	IFRS 17 Insurance contracts (applicable for annual periods beginning on or after 1 January 2021, but not yet endorsed in the EU)
•	IFRIC 22 Foreign Currency Transactions and Advance Consideration (applicable for annual periods beginning on or after 1 January 2018, but not yet endorsed in the EU)
•	IFRIC 23 Uncertainty over Income Tax Treatments (applicable for annual periods beginning on or after 1 January 2019, but not yet endorsed in the EU)
•	Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions (applicable for annual periods beginning on or after 1 January 2018, but not yet endorsed in the EU)
•	Amendments to IFRS 4 Insurance Contracts – Applying IFRS 9 Financial Instruments with IFRS 4 (applicable for annual periods beginning on or after 1 January 2018)
•	Amendments to IAS 40—Transfers of Investment Property (applicable for annual periods beginning on or after 1 January 2018, but not yet endorsed in the EU)
•	Annual improvements to IFRS Standards (2014‑2016) Cycle (applicable for annual periods beginning on or after 1 January 2018)
•	Amendments to IFRS 9 Prepayment Features with Negative Compensation (applicable for annual periods beginning on or after 1 January 2019, but not yet endorsed in the EU)
•	Amendments to IAS 28—Long-term Interests in Associates and Joint Ventures (applicable for annual periods beginning on or after 1 January 2019, but not yet endorsed in the EU)
•	Annual improvements to IFRS Standards (2015‑2017) Cycle (applicable for annual periods beginning on or after 1 January 2019, but not yet endorsed in the EU)
•	Amendments to IAS—19 Plan Amendment, Curtailment or Settlement (applicable for annual periods beginning on or after 1 January 2019, but not yet endorsed in the EU)

The new standards applicable did not have any impact on our financials.

Assessment of the impact of the adoption of IFRS 15 Revenue from Contracts with Customers (applicable for annual periods beginning on or after January 1, 2018) on the revenue recognition of our current material license and collaboration agreements.

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

The company is currently still in process of reviewing all its research and development, license , and collaboration agreements to ascertain how IFRS 15 will impact the identification of performance obligations and the allocation of consideration to them. We have performed qualitative assessments of the consequences of IFRS 15, but our work is ongoing on this matter.

1.Identify the contracts

The substance of our current arrangements is that Galapagos is licensing its IP to collaborative partner entities and conduct research and development (“R&D”) activities. Such activities result in a good or service that is an output of Galapagos’ ordinary activities.

We generate revenue through a number of these arrangements which include license fees, milestone payments, reimbursement income and future sales based milestones and sales based royalties.

Certain revenues from our current material licensing and collaboration agreements are expected to be in the scope of IFRS 15.

2.Identify performance obligations

We are assessing whether it is possible to consider that there is one single combined performance obligation for certain arrangements in our material ongoing license and collaboration arrangements under the new standards of IFRS 15; the transfer of a license combined with performance of R&D activities.  This is because we could consider that the license has no stand-alone value without Galapagos being further involved in the R&D collaboration and that there is interdependence between the license and the R&D activities to be provided. For certain arrangements, we could consider that there is a transformational relationship between the license and the R&D activities to be delivered. We could estimate that the Galapagos’ activities during the R&D collaboration are going to significantly add to Intellectual Property (IP) and thereby the value of the programs.

Our work on this aspect of the IFRS 15 impact analysis is ongoing.

3.Determine the transaction price

We analyzed the transaction prices of our material ongoing license and collaboration agreements currently composed of upfront license fees, milestone payments and cost reimbursements for R&D activities being delivered. Sales based milestones and sales based royalties are part of certain of our arrangements but are not yet included in our revenues as our most advanced license and collaboration arrangement is entering into a late development phase. Transaction price must be re-assessed at each reporting period under IFRS 15.

4.Allocate the transaction price

An entity shall allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price. The transaction price of certain of our arrangements could be allocated to a single combined performance obligation when the transfer of a license is considered to be combined with performance of R&D activities. Milestone payments are variable consideration that could be entirely allocated to a specific performance obligation or to a distinct good or service that forms part of a single performance obligation if certain criteria under IFRS 15 are met.

5.Recognize revenue

Revenue from certain arrangements could be recognized as Galapagos satisfies a single performance obligation.

We could recognize revenues allocated to a single performance obligation over the estimated service period based on a pattern that reflects the transfer of the license and R&D activities. The revenues recognized would reflect the level of activities each period. In this case, we would use an input model that considers estimates of the percentage of total R&D costs that are completed each period compared to the total estimated costs (% of completion method).

Milestone payments could be recognized in revenues only when the events triggering the payments are reached and in line with the recognition method of the performance obligations to which they are allocated.

Costs reimbursements could be recognized in revenues when costs are incurred and agreed by the parties as we are acting as a principal in the scope of our stake of the R&D activities of our ongoing license and collaboration agreements.

The company is still investigating if cost sharing arrangements could potentially affect the income statement presentation.

Assessment of the impact of IFRS 15

Our assessment of the potential performance obligations under step 2 (and consequently step 4), and the presentation of the cost sharing aspects under step 5 are still ongoing as well as the conclusion as to whether any of our arrangements are outside the scope of IFRS 15. We are not able at this stage to provide a final estimate of the impact of the adoption of IFRS 15 on our consolidated financial statements.

We plan to adopt IFRS 15 on the effective date and elect the modified retrospective method for the transition which foresees that prior period figures remain as reported under the previous standard and the cumulative effect of applying IFRS 15 is recognized as an adjustment to the opening balance of equity as at the date of initial application (beginning of the year 2018).

Assessment of the impact of the adoption of IFRS 9 Financial Instruments and subsequent amendments (applicable for annual periods beginning on or after January 1, 2018) on our consolidated financial statements.

The IASB has issued IFRS 9 Financial Instruments, with an effective date of January 1, 2018. IFRS 9 addresses the classification, measurement and de-recognition of financial assets and financial liabilities and introduces new rules for hedge accounting. The new standard also introduces expanded disclosure requirements and changes in presentation. Galapagos has performed its analysis of the adoption of IFRS 9 and determined it will not have a material impact on the consolidated financial statements. Galapagos will adopt IFRS 9 on the effective date.

IFRS 16 Leases

The IASB has issued IFRS 16 Leases (applicable for annual periods beginning on or after January 1, 2019). The standard requires that all leases be recognized in the balance sheet with a corresponding lease liability, except for short term assets and minor assets. IFRS 16 requires leased assets to be amortized over the lease term, and payments will be allocated between instalments on the lease obligation and interest expense. In addition, the presentation of the expenses related to those leases will change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right of the use assets and interest expense on lease liabilities.

We know that this new coming standard will have an impact on our consolidated financial statements in 2019 and we are currently evaluating the guidance to determine this impact. We plan to adopt IFRS 16 on the effective date.

CONSOLIDATED REPORTING

The consolidated financial statements comprise the financial statements of Galapagos NV and entities controlled by Galapagos NV. Control is achieved where Galapagos NV has the power to govern the financial and operating policies of another entity so as to obtain benefits from its activities. The results of subsidiaries are included in the statement of operations and statement of comprehensive income from the effective date of acquisition up to the date when control ceases to exist. Where necessary, adjustments are made to the financial statements of subsidiaries to ensure consistency with our accounting policies. All intra-group transactions, balances, income and expenses are eliminated when preparing the consolidated financial statements.

BUSINESS COMBINATIONS

The acquisition of subsidiaries is accounted for using the acquisition method. The cost of the acquisition is measured as the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by us in exchange for control of the acquired entity.

The acquired entity’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair value at the acquisition date.

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

In cases in which the acquirer’s interest in the net fair value of the acquired entity’s identifiable assets, liabilities and contingent liabilities less the value of the non-controlling interests exceeds cost, all fair values and cost calculations are reassessed. In the event that an excess still exists, it is immediately recognized in the statement of operations.

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

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized on our balance sheet when we become a party to the contractual provisions of the instrument. Hedging and derivatives have never been used: we do not actively use currency derivatives to hedge planned future cash flows, nor do we make use of forward foreign exchange contracts. However, at year-end 2015 and until January 19, 2016 an embedded derivative existed under the terms of the Gilead contract (see note 8).

Available-for-sale financial assets

The group applies IAS 39 for its equity instruments. At the time of purchase, management determines the financial instrument’s classification and reviews this classification at each reporting date. The classification depends on the purpose of acquiring the financial instrument. As of December 31, 2017, some financial instruments held by the group were classified as “available-for-sale”. These financial instruments are recognized or derecognized as of the date of settlement. Following their initial recognition, available-for-sale financial assets are measured at fair value, and any resulting gain or loss is reported directly in the revaluation reserve within equity until the financial instruments are sold, redeemed, otherwise disposed of or considered impaired, at which time the accumulated gain or loss is reported in profit and loss. Initial recognition at fair value is defined as the fair value of the consideration provided net of transaction costs. However, when investments in equity instruments do not have a quoted market price in an active market and the fair value cannot be reliably measured; those equity instruments are measured at cost.

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

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. As such, a deferred tax asset for the carry forward of unused tax losses will be recognized to the extent that is probable that future taxable profits will be available.

FOREIGN CURRENCIES

•	Functional and presentation currency

Items included in the financial statements of each of our entities are valued using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Euros, which is our functional and presentation currency.

•	Transactions and balances in foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transaction. We are using monthly transaction rates based on the closing exchange rates of the foreign currencies on the last business day of the month preceding the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at closing rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations.

Non-monetary assets and liabilities measured at historical cost that are denominated in foreign currencies are translated using the exchange rate at the date of the transaction.

•	Financial statements of foreign group companies

The results and financial position of all our entities that have a functional currency different from Euro are translated as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•	Income and expenses for each statement of operations are translated at average exchange rates;
•	All resulting cumulative exchange differences are recognized as a separate component of equity;
•	Such cumulative exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

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

REVENUE RECOGNITION

Revenues to date have consisted principally of milestones, license fees and upfront payments received in connection with collaboration and alliance agreements. We also generate revenue from our fee-for-service activities, and other operating income from various research and development incentives and grants.

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

The revenue recognition policies can be summarized as follows:

Upfront payments

Non-refundable, upfront payments received in connection with research and development collaboration agreements are deferred and recognized over the relevant, required periods of our involvement. The payments and our involvement relate to a contractually defined phase of the project. At inception management estimates the period of our involvement as well as the cost involved in the project. Upfront payments are recognized over the estimated period of involvement, either on a straight line basis or based on the cost incurred under the project if such cost can be reliably estimated. Periodically we reassess the estimated time and our cost to complete the project phase and adjust the time period over which the revenue is deferred accordingly.

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

OTHER INCOME

Grants and R&D incentives

As we carry out extensive research and development activities, we benefit from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse approved expenditures incurred in our research and development efforts and are credited to the statement of operations, under other income, when the relevant expenditure has been incurred and there is reasonable assurance that the grants or R&D incentives are receivable.

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

EMPLOYEE BENEFITS

a/ Defined contribution plans

Contributions to defined contribution pension plans are recognized as an expense in the statement of operations as incurred.

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

c/ Staff bonus plan

We recognize an expense in the statement of operations for staff bonus plans.

d/ Management bonus plan

The executive committee members, together with other senior managers, are eligible to receive bonuses under the Senior Management Bonus Scheme established in 2006. Pursuant to the rules of the Senior Management Bonus Scheme, 50% of the bonus is paid immediately around year-end and the payment of the remaining 50% is deferred for three years.

The deferred 50% component is dependent on the Galapagos share price change relative to the Next Biotech Index (which tracks Euronext-listed biotech companies). The Galapagos share price and the Next Biotech Index at the start and end of the 3‑year period is calculated by the average price over the preceding and last month of the 3‑year period, respectively.

•	If the Galapagos share price change is better than or equal to the change in the Next Biotech Index, the deferred bonus will be adjusted by the share price increase/decrease percentage and paid out
•

If the Galapagos share price change is up to 10% worse than the change in the Next Biotech Index, 50% of the deferred bonus will be adjusted by the share price increase/decrease percentage and paid out, and the remainder will be forfeited

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

SHARE-BASED PAYMENTS

We grant equity-settled incentives to certain employees, directors and consultants in the form of warrants. Equity-settled warrants are measured at fair value at the date of acceptance. The fair value determined at the acceptance date of the warrants is expensed over time until the end of the vesting period, based on our estimate of warrants that are expected to be exercised. Fair value is measured by use of the Black & Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

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

Assets held under finance leases are recognized as our assets at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The payments are divided proportionally between the financial costs and a diminution of the outstanding balance of the obligation, so that the periodic interest rate on the outstanding balance of the obligation would be constant. Interest is recognized in the statement of operations, unless it is directly attributable to the corresponding asset, in which case they are capitalized.

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

Critical accounting estimates

Share-based payments plans

We determine the costs of the share-based payments plans (our warrant plans) on the basis of the fair value of the equity instrument at grant date. Determining the fair value assumes choosing the most suitable valuation model for these equity instruments, by which the characteristics of the grant have a decisive influence. This assumes also the input into the valuation model of some relevant judgments, like the estimated expected life of the warrant and the volatility. The judgments made and the model used are further specified in note 29.

We determine the costs of the deferred component of the Senior Management Bonus Schemes on the basis of the fair value of the liability at each reporting period. Determining the fair value assumes choosing the most suitable valuation model for this liability, in which the characteristics of the Senior Management Bonus plans and the Galapagos share price change relative to the Next Biotech Index have a major influence. This assumes also the input into the valuation model of some relevant judgments, like the simulation of the evolution of the Galapagos share price and the Next Biotech Index based on their volatility and correlation until maturity of the bonus, the applicable discount rates at the end of the reporting period and the probability of the number of beneficiaries assumed to stay with us until maturity of the bonus.

Pension obligations

The cost of a defined pension arrangement is determined based on actuarial valuations. An actuarial valuation assumes the estimation of discount rates, estimated returns on assets, future salary increases, mortality figures and future pension increases. Because of the long-term nature of these pension plans, the valuation of these is subject to important uncertainties. See note 28 for additional details.

Corporate income taxes

Significant judgment is required in determining the use of tax loss carry forwards. Deferred tax assets arising from unused tax losses or tax credits are only recognized to the extent that there are sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized. Management’s judgment is that such convincing evidence is currently not sufficiently available except for two subsidiaries operating intercompany on a cost plus basis and for our fee-for-service business and as such a deferred tax asset is therefore recognized. As of December 31, 2017, we had a total of approximately €338.6 million of statutory tax losses carried forward which can be compensated with future taxable statutory profits for an indefinite period except for an amount of €16.8 million in Switzerland, Croatia, the United States and the Netherlands with expiry date between 2018 and 2030. As of December 31, 2017, the available tax losses carried forward in Belgium amounted to €262.1 million.

As a company active in research and development in Belgium, we also expect to benefit from the “innovation income deduction (IID)” in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower rate than other revenues, i.e., 4.4%  (3.75% as of 1 January 2020). The available IID carried forward amounted to €87.2  million on December 31, 2017.

It should be noted however that the Belgian corporate income tax reform introduced as of assessment year 2019 a de facto minimum taxable base, whereby the existing tax attributes have to be allocated into 2 so-called “baskets”: a first basket which contains the tax deductions that can be applied without any restrictions and a second basket which contains the tax deductions that are subject to restrictions. The first basket contains (in order of deduction) the non-taxable items (such as deductible gifts), current year dividends received deduction (DRD), grandfathered patent income deduction (PID), current year innovation income deduction (IID) and investment deduction. The second basket contains (in order of deduction and subject to the restrictions as mentioned hereunder) the current year notional income deduction (NID), DRD carry-forward, IID carry-forward, tax loss carry-forward, unlimited NID carry-forward and NID carry-forward subject to the 7-year limitation. The taxable base can be reduced without any limitation with the deductions contained in the first basket. Any remaining taxable basis below € 1 million can be fully compensated with deductions contained in the second basket. If the remaining taxable basis exceeds € 1 million, the excess above € 1 million can only be compensated with deductions of the second basket up to 70%.

4. Segment information

In 2017, the IFRS 8 Operating Segments threshold of 10% of the combined revenues, external and inter-segment, of all segments was met by the external and internal revenues reported by our fee-for-service business located in Croatia. Consequently, there were two reportable segments in 2015 and 2016 and 2017, R&D and fee-for-service business.

Segment information for year 2017

(Euro, in thousands)

	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	€118,262	€8,825		€127,087
Internal revenue		5,104	€(5,104)
Other income	28,815	15		28,830
Revenues & other income	147,077	13,945	(5,104)	155,918

Segment result	(73,610)	86		(73,524)
Unallocated expenses (1)				(16,278)
Operating loss				(89,802)
Financial (expenses)/income (2)				(25,705)
Result before tax				(115,507)
Income taxes (2)				(198)
Net loss				€(115,704)

(1)

The unallocated expenses of €16,278 thousand were composed of (a) €16,536 thousand of warrant costs; and (b) €258 thousand of reduced cost from the IAS19R Employee Benefits reclassification of actuarial losses on long term defined post-employment benefit obligations, from profit or loss accounts to other comprehensive income. The above listed items are not presented to management in our management reporting as segment results, and are, therefore, presented on the line “unallocated expenses” in our segment reporting.

(2)

Financial results and taxes information are not being provided to management in our management reporting as segment results and therefore, their aggregate amount is disclosed at the level of the group in our segment reporting.

Segment information for year 2016

(Euro, in thousands)

	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	€121,616	€7,903		€129,519
Internal revenue		4,379	€(4,379)
Other income	21,922	171		22,093
Revenues & other income	143,538	12,453	(4,379)	151,612

Segment result	1,138	(1,787)		(649)
Unallocated expenses (1)				(10,841)
Operating loss				(11,491)
Financial (expenses)/income (2)				65,737
Result before tax				54,246
Income taxes (2)				(235)
Net income				€54,012

(1)

The unallocated expenses of €10,841 thousand were composed of (a) €11,034 thousand of warrant costs; and (b) €193 thousand of reduced cost from the IAS19R Employee Benefits reclassification of actuarial losses on long term defined post-employment benefit obligations, from profit or loss accounts to other comprehensive income. The above listed items are not presented to management in our management reporting as segment results, and are, therefore, presented on the line “unallocated expenses” in our segment reporting.

(2)

Financial results and taxes information are not being provided to management in our management reporting as segment results and therefore, their aggregate amount is disclosed at the level of the group in our segment reporting.

Segment information for the year 2015

(Euro, in thousands)

	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	€34,129	€5,434		€39,563
Internal revenue		5,459	€(5,459)
Other income	20,778	238		21,017
Revenues & other income	54,907	11,131	(5,459)	60,579

Segment result	(82,024)	(2,690)		(84,713)
Unallocated expenses (1)				(4,731)
Operating loss				(89,444)
Financial (expenses)/income (2)				(30,184)
Result before tax				(119,628)
Income taxes (2)				1,218
Net loss				€(118,410)

(1)

The unallocated expenses of €4,731 thousand were composed of (a) €5,036 thousand of warrant costs; (b) €507 thousand of decrease in depreciation cost triggered by an IFRS adjustment on the depreciation charges reported by Fidelta (Croatia) reflecting the expected useful lifetime following the purchase accounting of the acquisition of the Zagreb Research operations of GSK in 2010; and (c) €202 thousand of cost from the IAS19R Employee Benefits reclassification of actuarial gains on long term defined post-employment benefit obligations, from profit or loss accounts to other comprehensive income. The above listed items are not presented to management in our management reporting as segment results, and are, therefore, presented on the line “unallocated expenses” in our segment reporting.

(2)

Financial results and taxes information are not being provided to management in our management reporting as segment results and therefore, their aggregate amount is disclosed at the level of the group in our segment reporting.

Segment assets and liabilities are not information being provided to the chief operating decision maker on a recurring basis. This information is therefore not disclosed in our segment information.

GEOGRAPHICAL INFORMATION

In 2015, 2016 and 2017, our operations were mainly located in Belgium, Croatia, France and the Netherlands.

In 2017 our top 10 customers represented 97% of the revenues. In 2016 our top 10 customers represented 98% of the revenues. In 2015 our top 10 customers represented 97% of the revenues. Our client base in 2017, 2016 and 2015 included seven of the largest pharmaceutical companies in the world.

Following table summarizes the revenues by destination of customer:

	Year ended December 31,
	2017	2016	2015
	(Euro, in thousands)
North America	€82,050	€88,628	€17,077
Europe	45,037	40,884	22,446
Asia Pacific	—	6	40
Total	€127,087	€129,519	€39,563

Following table summarizes the revenues by major customers:

	Year ended December 31,
	2017		2016		2015
Spilt up of revenues by major customers	(Euro, in thousands)%		(Euro, in thousands)%		(Euro, in thousands)%
Gilead:
North America	€80,687	63%	€87,813	68%	—	0%
AbbVie:
Europe	34,049	27%	32,596	25%	€13,640	34%
North America	—	0%	—	0%	16,229	41%
Janssen Pharmaceutica:
Europe	—	0%	156	0%	112	0%
North America	—	0%	87	0%	454	1%
Les Laboratoires Servier:
Europe	67	0%	265	0%	3,835	10%
Total revenues from major customers	€114,804	90%	€120,917	93%	€34,271	87%

Following table summarizes the revenues of the operations by destination:

	Year ended December 31,
	2017	2016	2015
	(Euro, in thousands)
Galapagos NV (Belgium)	€118,244	€121,703	€34,082
Galapagos SASU (France)	18	84	25
Fidelta d.o.o. (Croatia)	8,825	7,732	5,440
Xenometrix, Inc. (United States)	—	—	16
Total revenues	€127,087	€129,519	€39,563

In 2017, we held €89 million of non-current assets (€76 million in 2016; €68 million in 2015) distributed as follows:

•	Belgium: €47 million (€37 million in 2016; €30 million in 2015)
•	France: €34 million (€31 million in 2016; €29 million in 2015)
•	Croatia: €4 million (€4 million in 2016; €5 million in 2015)
•	The Netherlands: €4 million (€4 million in 2016; €4 million in 2015)

The increase in non-current assets 2017 vs 2016 was mainly explained by the increase in non-current R&D incentives receivables (see note 15).

5. Total revenues and other income

REVENUES

The following table summarizes the revenues for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
	2017	2016	2015
	(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees	€71,971	€30,257	€26,419
Milestone payments	42,950	81,784	3,835
Reimbursement income	3,273	9,699	3,807
Other revenues	8,893	7,777	5,501
Total revenues	€127,087	€129,519	€39,563

For the years ended December 31, 2017 and 2016

The following table summarizes the upfront payments recognition for years ended December 31, 2017 and 2016.

Agreement	Upfront received	Upfront and license fees received		Recognition as from	Revenue recognized, year ended December 31, 2017	Revenue recognized, year ended December 31, 2016	Outstanding balance in deferred income as at December 31, 2017
	(USD, in thousands)	(Euro, in thousands)			(Euro, in thousands)
Gilead collaboration agreement for filgotinib	$300,000	€275,558		January 2016	€62,488	€25,621	€187,449
Gilead collaboration agreement for filgotinib	N.A.	€39,003	(*)	January 2016	€8,845	€3,626	€26,532
ThromboGenics license agreement for integrin antagonists	N.A.	€1,000		April 2016	€—	€1,000	€—
Sirion Biotech license agreement for RNA interference (RNAi) technologies	N.A.	€10		June 2016	€—	€10	€—
Servier collaboration agreement for osteoarthritis	N.A.	€6,000		August 2017	€638	€—	€5,362
Total recognition of non-refundable upfront payments and license fees					€71,971	€30,257	€219,343

(*)deferred income of €39 million booked upon signing of the share subscription agreement with Gilead as required under IAS 39—Financial Instruments: recognition and measurement

For the years ended December 31, 2016 and 2015

The following table summarizes the upfront payments recognition for years ended December 31, 2016 and 2015.

Agreement	Upfront received	Upfront and license fees received		Recognition as from	Revenue recognized, year ended December 31, 2016	Revenue recognized, year ended December 31, 2015	Outstanding balance in deferred income as at December 31, 2016
	(USD, in thousands)	(Euro, in thousands)			(Euro, in thousands)
AbbVie collaboration agreement for CF	$45,000	€34,001		September 2013	€—	€11,401	€—
AbbVie collaboration agreement for RA and CD ( filgotinib)	$150,000	€111,582		February 2012	€—	€12,045	€—
First amendment to AbbVie collaboration agreement for RA and CD ( filgotinib)	$20,000	€15,619		March 2013	€—	€2,973	€—
Gilead collaboration agreement for filgotinib	$300,000	€275,558		January 2016	€25,621	€—	€249,937
Gilead collaboration agreement for filgotinib	N.A.	€39,003	(*)	January 2016	€3,626	€—	€35,376
ThromboGenics license agreement for integrin antagonists	N.A.	€1,000		April 2016	€1,000	€—	€—
Sirion Biotech license agreement for RNA interference (RNAi) technologies	N.A.	€10		June 2016	€10	€—	€—
Total recognition of non-refundable upfront payments and license fees					€30,257	€26,419	€285,314

(*)deferred income of €39 million booked upon signing of the share subscription agreement with Gilead as required under IAS 39—Financial Instruments: recognition and measurement

OTHER INCOME

The following table summarizes other income for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
	2017	2016	2015
	(Euro, in thousands)
Grant income	€1,045	€2,329	€3,095
Other income	27,785	19,764	17,922
Total other income	€28,830	€22,093	€21,017

6.      Operating costs

Operating result has been calculated after charging (-) / crediting:

RESEARCH AND DEVELOPMENT EXPENDITURE

The following table summarizes research and development expenditure for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
	2017	2016	2015
	(Euro, in thousands)
Personnel costs	€(59,950)	€(42,315)	€(35,875)
Subcontracting	(123,054)	(65,649)	(65,883)
Disposables and lab fees and premises costs	(22,277)	(20,414)	(18,696)
Other operating expenses	(13,221)	(11,196)	(9,260)
Total R&D expenditure	€(218,502)	€(139,573)	€(129,714)

The table below summarizes our research and development expenditure for the years ended December 31, 2017, 2016 and 2015, broken down by research and development expenses under alliance and own funded research and development expenses. All filgotinib costs (both costs incurred in the period under alliance (with AbbVie) and costs incurred after AbbVie’s opt-out decision in September 2015) are presented as “R&D under alliance” or as “partnered” in the tables in this section for the year ended December 31, 2015, as a new alliance was signed in December 2015 with Gilead for this program.

	Year ended December 31,
	2017	2016	2015
	(Euro, in thousands)
R&D under alliance	€(122,663)	€(71,980)	€(80,832)
Galapagos funded R&D	(95,839)	(67,593)	(48,882)
Total R&D expenditure	€(218,502)	€(139,573)	€(129,714)

All research and development expenditures are tracked against detailed budgets and allocated by individual project. The table below summarizes our research and development expenditure for the years ended December 31, 2017, 2016 and 2015, broken down by program.

	Year ended December 31,
	2017	2016	2015
	(Euro, in thousands)
Filgotinib program (partnered)	€(53,212)	€(22,376)	€(35,404)
CF program (partnered)	(46,192)	(31,203)	(25,634)
IPF program on GLPG1690 (proprietary)	(16,190)	(7,129)	(4,612)
OA program on GLPG1972 (partnered)	(7,317)	(6,538)	(5,832)
AtD program on MOR106 (partnered)	(8,404)	(3,491)	(4,651)
Other	(87,187)	(68,836)	(53,582)
Total R&D expenditure	€(218,502)	€(139,573)	€(129,714)

GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the general and administrative expenses for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
	2017	2016	2015
	(Euro, in thousands)
Personnel costs and directors fees	€(17,756)	€(15,160)	€(12,739)
Other operating expenses	(6,659)	(6,584)	(6,388)
Total general and administrative expenses	€(24,415)	€(21,744)	€(19,127)

SALES AND MARKETING EXPENSES

The following table summarizes the sales and marketing expenses for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
	2017	2016	2015
	(Euro, in thousands)
Personnel costs	€(2,156)	€(1,167)	€(785)
Other operating expenses	(646)	(618)	(397)
Total sales and marketing expenses	€(2,803)	€(1,785)	€(1,182)

7. Staff costs

The following table illustrates the personnel costs for the years 2017, 2016 and 2015.

	Year ended December 31,
	2017	2016	2015
	(Euro, in thousands)
Wages and salaries	€(46,677)	€(34,857)	€(33,676)
Social security costs	(9,081)	(7,328)	(7,328)
Pension costs	(2,175)	(1,728)	(1,456)
Other personnel costs	(16,465)	(9,617)	(4,574)
Total personnel costs	€(74,398)	€(53,530)	€(47,034)

The other personnel costs mainly related to costs for warrants granted of €11.8 million (2016: €6.6 million, 2015: €2.9 million). For the costs of warrants granted, see note 29.

8. Fair value re-measurement of share subscription agreement

On December 16, 2015, Gilead Sciences, Inc. and Galapagos NV entered into a global collaboration for the development and commercialization of filgotinib, in the framework of which Gilead committed to an upfront payment of $725 million consisting of a license fee of $300 million and a $425 million equity investment in Galapagos NV by subscribing to new shares at a price of €58.00  per share, including issuance premium. This agreement was effectively completed and entered into force January 19, 2016 and full payment was received.

In connection with the agreement, we recognized a deferred income and an offsetting short-term financial asset (derivative) of €39 million upon signing of the share subscription agreement with Gilead as required under IAS 39—Financial Instruments: recognition and measurement. This financial asset initially reflected the share premium that Gilead committed to pay above the closing stock price of Galapagos on the day of entering into the subscription agreement. Under IAS 39—Financial Instruments: recognition and measurement the fair value of the financial asset is re-measured at year-end and again upon entering into force of the subscription agreement on January 19, 2016, when the financial asset expired. Variations in fair value of the financial asset are recorded in the statement of operations.

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

On January 19, 2016, the value of the financial asset at maturity amounted to €65.9 million, reflecting the share premium that Gilead paid above our closing share price on the day of the capital increase. This amount was composed of (1) the initial measurement on the day of entering into the share subscription agreement for an amount of €39 million which was reported in deferred income and (2) the subsequent re-measurements of the financial asset, reported as financial result under IAS 39—Financial Instruments: recognition and measurement: €30.6 million fair value loss reported in the year 2015 and €57.5 million fair value gain reported in the year 2016, together a net fair value gain of €26.8 million. This financial asset expired on the effective date of the share subscription agreement and was derecognized and recorded as part of the share premium account.

Significant judgment had to be applied in assessing whether this forward subscription commitment of Gilead over the own shares of Galapagos shall be classified as an own equity instrument of Galapagos or as a derivative financial asset. IAS 32—Financial Instruments: disclosure and presentation requires that for a derivative to meet the definition of equity it must be settled only by the issuer (Galapagos) exchanging a “fixed amount of cash or another financial asset for a fixed number of its own equity instruments.” Because the above mentioned commitment of Gilead was made in $, the actual number of shares finally issued by Galapagos varied with the fluctuation in the $/€ exchange rate until the settlement date on January 19, 2016.

Despite the fact that this foreign exchange exposure was limited, management judged that this variability prevented the instrument from being classified as equity under IAS 32—Financial Instruments: disclosure and presentation and was therefore treated as a derivative at fair value through profit and loss.

Fair value re-measurement of the Gilead share subscription agreement (derivative financial asset instrument)

(Euro, in thousands)
Fair value at inception	€39,003

Movement of 2015 ( recognized in the statement of operations)	(30,632)

Fair value per December 31, 2015	8,371

Movement of period January 1-19, 2016 ( recognized in the statement of operations)	57,479

Fair value per January 19, 2016	65,850

Derecognition of the financial asset through the share premium account	(65,850)

Fair value per December 31, 2016	€—

The fair value measurement of this derivative financial asset was categorized as a level 3 in the fair value hierarchy of IFRS 13 Fair Value Measurement.

Its measurement was based on computing the difference between the strike price (58.00 EUR / share) and the anticipated Galapagos forward price, discounted to the valuation date. The notional was converted from USD to EUR by the FX forward rate and the number of shares was computed by dividing the EUR notional by the strike.

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

On January 19, 2016, the value of the financial asset at maturity amounted to €65.9 million, reflecting the share premium that Gilead paid above our closing share price on the day of the capital increase. This financial asset expired on the effective date of the share subscription agreement and was derecognized and recorded as part of the share premium account.

9. Other financial income / expenses

The following table summarizes other financial income and expense for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
	2017	2016	2015
	(Euro, in thousands)
Other financial income:
Interest on bank deposit	€3,045	€1,614	€1,246
Effect of discounting long term R&D incentives receivables	—	99	99
Currency exchange gain	1,797	8,150	636
Other finance income	34	87	7
Total other financial income	4,877	9,950	1,987

Other financial expenses:
Interest expenses	(936)	(47)	(46)
Currency exchange loss	(29,176)	(1,453)	(1,310)
Other finance charges	(469)	(191)	(182)
Total other financial expense	(30,582)	(1,692)	(1,539)

Total other net financial expense (-)/ income	€(25,705)	€8,257	€448

10. Taxes

INCOME TAXES

The following table summarizes the income tax recognized in profit or loss for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
	2017	2016	2015
	(Euro, in thousands)

Current tax	€(218)	€(466)	€(215)
Deferred tax	20	231	1,433
Income taxes	€(198)	€(235)	€1,218

TAX LIABILITIES

The below table illustrates the tax liabilities related captions in the balance sheet on December 31, 2017, 2016 and 2015.

	December 31,
	2017	2016	2015
	(Euro, in thousands)
Current tax payable	€865	€1,022	€2,583
Total tax liabilities	€865	€1,022	€2,583

On December 31, 2016 and December 31, 2017, €1.0 million and €0.9 million of tax liabilities were primarily related to respectively two and one of our subsidiaries operating on a cost plus basis.

On December 31, 2015 tax liabilities included €2.6 million primarily related to the recognition of tax liabilities for two subsidiaries operating on a cost plus basis. This amount was partly due to a tax audit on the years 2008 to 2011 and underlying proposed tax adjustment amounting to €1.9 million in cash and decrease of our tax losses carried forward for €19.5 million. A liability was recognized in 2014 considering this claim and the potential risk, partly under current tax liability for €1.3 million and partly as a decrease of the R&D incentives receivables for €0.6 million. The tax adjustment was settled in cash in the fourth quarter of 2016. However, discussions are still ongoing with regard to this claim.

TAXES RECOGNIZED IN STATEMENT OF OPERATIONS

For the purpose of the disclosure below corporation tax was calculated at 34% (2016 and 2015: 34%)—which is the tax rate applied in Belgium—on the estimated assessable profit for the year. The applied tax rate for other territorial jurisdictions was the tax rate that is applicable in these respective territorial jurisdictions on the estimated taxable result of the accounting year.

	Year ended December 31,
	2017	2016	2015
	(Euro, in thousands)

Income / loss (-) before tax	€(115,507)	€54,246	€(119,627)
Income tax debit / credit (-), calculated using the Belgian statutory tax rate on the accounting income / loss (-) before tax (theoretical)	(39,261)	18,438	(40,661)
Tax expenses / income (-) in statement of operations (effective)	198	235	(1,218)
Difference in tax expense / income to explain	€39,458	€(18,203)	€39,444

Effect of tax rates in other jurisdictions	€14	€163	€328
Effect of non-taxable revenues	(11,277)	(27,399)	(5,934)
Effect of consolidation entry without tax impact	5,419	3,533	1,652
Effect of non-tax deductible expenses	404	856	10,783
Effect of recognition of previously non recognized deferred tax assets	(414)	(421)	(1,307)
Effect of change in tax rates	181
Effect of tax losses (utilized) reversed	(763)	(655)	(597)
Effect from under or over provisions in prior periods			58
Effect of non-recognition of deferred tax assets	45,895	5,720	34,783
Effect of R&D tax credit claims			(322)
Total explanations	€39,458	€(18,203)	€39,444

The main difference between the theoretical tax and the effective tax for the years 2017 and 2015 was primarily explained by the unrecognized deferred tax assets on tax losses carried forward for which we conservatively assess that it is not likely that these will be realized in the foreseeable future. The main difference between the theoretical tax and the effective tax for the year 2016 was primarily explained by non-taxable revenues from the financial profit related to the fair value re-measurement of the share subscription agreement.

Non-taxable revenues for the years ended December 31, 2015, 2016 and 2017 related to non-taxable subsidies and tax credits.

11. Income / loss (-) per share

Basic income / loss (-) per share is calculated by dividing the net income / loss (-) attributable to shareholders by the weighted average number of ordinary shares issued during the year.

Diluted income / loss (-) per share is calculated based on the weighted average number of shares (diluted) also considering outstanding warrants, for which our average share price of the year was higher than the exercise price.

Income  / loss (-) per share

	Year ended December 31,
	2017	2016	2015
Income / loss (-) per share:
Net income / loss (-) attributable to owners of the parent (Euro, in thousands )	€(115,704)	€54,012	€(118,410)
Number of shares (thousands)
Weighted average number of shares for the purpose of basic income / loss (-) per share	49,479	45,696	35,700
Basic income / loss (-) per share (Euros)	€(2.34)	€1.18	€(3.32)

Net income / loss (-) attributable to owners of the parent (Euro, in thousands )	€(115,704)	€54,012	€(118,410)
Number of shares (thousands)
Weighted average number of shares for the purpose of diluted income / loss (-) per share	49,479	45,696	35,700
Number of dilutive potential ordinary shares	—	1,612	—
Diluted income / loss (-) per share (Euros)	€(2.34)	€1.14	€(3.32)

As our operations reported a net loss in 2015 and 2017, the outstanding warrants (specified in note 29) have an anti-dilutive effect rather than a dilutive effect. Consequently, basic and diluted loss per share were the same for 2015 and 2017.

Basic income per share of €1.18 and diluted income per share of €1.14 in 2016 are based on a net income for 2016 which was strongly influenced by the non-cash gain from the fair value re-measurement of the share subscription agreement with Gilead amounting to €57.5 million.

12. Intangible assets

	In process technology	Software & databases	Brands, licenses, patents & know-how	Total

Acquisition value
On January 1 , 2015	€5,561	€8,089	€1,512	€15,161
Additions		565		565
Sales and disposals		(1,512)		(1,512)
Translation differences		177		177
On December 31, 2015	5,561	7,318	1,512	14,392
Additions		317	15	332
Sales and disposals		(508)	(4)	(512)
Translation differences		58		58
On December 31, 2016	5,561	7,185	1,523	14,269
Additions	1,500	623	2	2,125
Sales and disposals		(100)		(100)
Translation differences		(212)		(212)
On December 31, 2017	7,061	7,496	1,525	16,082

Amortization and impairment
On January 1 , 2015	5,561	6,087	1,497	13,147
Amortization		1,026	4	1,030
Sales and disposals		(1,512)		(1,512)
Translation differences		177		177
On December 31, 2015	5,561	5,777	1,501	12,841
Amortization		856	4	860
Sales and disposals		(509)	(5)	(514)
Translation differences		57		57
On December 31, 2016	5,561	6,182	1,501	13,246
Amortization		644	8	652
Sales and disposals		(99)		(99)
Translation differences		(212)		(212)
On December 31, 2017	5,561	6,514	1,509	13,587

Carrying amount
On December 31, 2015	€—	€1,540	€11	€1,550
On December 31, 2016	€—	€1,003	€22	€1,023
On December 31, 2017	€1,500	€982	€16	€2,495

The intangible assets increased by €1.5 million from €1.0 million at December 31, 2016, to €2.5 million at December 31, 2017. The amortization of €0.7 million was fully compensated by new additions for €2.1 million.

On December 31, 2017, our balance sheet did not hold any internally generated assets capitalized as intangible asset.

The intangible assets decreased by €0.5 million from €1.5 million as at December 31, 2015, to €1.0 million as at December 31, 2016. The amortization of €0.9 million was partly compensated by new additions for €0.3 million.

13. Property, plant and equipment

	Land & building improvements	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total
	(Euro, in thousands)
Acquisition value
On January 1 , 2015	€8,286	€28,820	€2,594	€321	€40,021
Additions	2,158	2,250	285	1,407	6,100
Sales and disposals	(6,395)	(5,041)	(188)	(11)	(11,635)
Reclassifications		540	3	(543)	—
Translation differences		19	1	(1)	20
On December 31, 2015	4,049	26,588	2,695	1,174	34,506
Additions	296	3,325	210	627	4,458
Sales and disposals		(1,315)	(105)		(1,420)
Reclassifications	67	1,064	167	(1,299)	(1)
Translation differences		70	6	4	81
On December 31, 2016	4,412	29,733	2,973	505	37,624
Additions	324	3,178	246	1,564	5,312
Sales and disposals		(844)	(17)		(861)
Reclassifications		881		(881)	—
Translation differences		112	7	1	120
On December 31, 2017	4,736	33,060	3,209	1,189	42,195

Depreciations and impairment
On January 1 , 2015	7,984	19,790	2,046	110	29,930
Depreciation	164	1,873	272	63	2,372
Sales and disposals	(6,395)	(4,996)	(188)	(7)	(11,587)
Reclassifications		44		(44)	—
Translation differences		8			8
On December 31, 2015	1,753	16,718	2,130	122	20,724
Amortization	272	2,752	243	55	3,322
Sales and disposals		(1,315)	(100)		(1,415)
Reclassifications		67	(93)	26	—
Translation differences		29	5		34
On December 31, 2016	2,025	18,252	2,184	203	22,663
Amortization	316	3,027	234	55	3,633
Sales and disposals		(838)	(17)		(855)
Translation differences	1	53	7		61
On December 31, 2017	2,342	20,495	2,407	258	25,502

Carrying amount
On December 31, 2015	€2,296	€9,870	€565	€1,051	€13,782
On December 31, 2016	€2,387	€11,481	€789	€302	€14,961
On December 31, 2017	€2,394	€12,565	€802	€930	€16,692

The property, plant and equipment increased from €15.0 million as at December 31, 2016 to €16.7 million as at December 31, 2017. This increase was mainly the result of new additions of €5.3 million, partly compensated by a depreciation charge of €3.6 million.

The property, plant and equipment increased from €13.8 million as at December 31, 2015 to €15.0 million as at December 31, 2016. This increase was mainly the result of new additions of €4.5 million, partly compensated by a depreciation charge of €3.3 million.

There are no pledged items of property, plant and equipment. There are also no restrictions in use on any items of property, plant and equipment

14. Other non-current assets

On July 15, 2016, we invested €2.75 million in a French biopharmaceutical company developing new therapeutics for severe orphan and common neurological diseases, listed on Euronext. Galapagos has no restrictions on the sale of this equity investment and the asset is not pledged under any Galapagos’ liabilities. This investment is classified as available-for-sale equity investment which qualifies for level 1 fair value measurement based upon the closing price of the PXT securities on Euronext at each reporting date. Fair value changes on available-for-sale financial assets are recognized directly in equity, through the statement of changes in equity.

As of December 31, 2017, other non-current assets mainly consisted of available-for-sale equity investment described above re-measured at fair value of €1.8 million as follows.

Fair value of available-for-sale financial assets
(Euro, in thousands)
Costs at January 1, 2017	€2,750
Disposals of the year	(377)
Costs at December 31, 2017	2,373
Fair value adjustment at January 1, 2017	(399)
Reclassification of fair value adjustment to statement of operations following disposal	55
Fair value adjustment of the year	(275)
Fair value adjustment at December 31, 2017	(619)
Net book value at December 31, 2017	€1,754

Part of this equity investment was sold in 2017 for €0.4 million. As of December 31, 2017, we had accumulated fair value losses amounting to €0.6 million, based on unadjusted quoted market price, in which €0.1 million was reclassified to profit and loss subsequent to the shares disposed and €0.3 million was additionally recognized in other comprehensive income for the year ended December 31, 2017, in our statement of financial position on the other reserves line within equity (see note 20.)

15. Research and Development incentives receivables

The table below illustrates the R&D incentives receivables related captions in the balance sheet at December 31, 2017, 2016 and 2015:

	December 31,
	2017	2016	2015
	(Euro, in thousands)
Non-current R&D incentives receivables	€64,001	€54,188	€49,384
Current R&D incentives receivables	11,782	10,154	9,161
Total R&D incentives receivables	€75,783	€64,342	€58,545

Total R&D incentives receivables increased by €11.4 million for the year ended December 31, 2017, compared to December 31, 2016. This increase is explained by new R&D incentives reported in 2017 for €21.5 million (€10.3 million related to French R&D incentives and €11.2 million related to Belgian R&D incentives) less the payments received related to French R&D incentives amounting to €7.9 million and to Belgian R&D incentives amounting to €2.0 million.

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

The R&D incentives receivables are future expected refunds resulting from R&D incentives on research and development expenses in France and Belgium. Non-current R&D incentives receivables are reported at their net present value and are therefore discounted over the period until maturity date.

The table below provides detailed information on the maturity of the non-current R&D incentives receivables reported in our balance sheet at December 31, 2017.

Non-current R&D incentives receivables

	December 31, 2017 Maturity date
	2019	2020	2021	2022	2023-2027	Total
	(Euro, in thousands)
French non-current R&D incentives receivables - nominal value	€8,622	€9,340	€10,025			€27,986
French non-current R&D incentives receivables - discounted value	8,622	9,340	10,025			27,986
Belgian non-current R&D incentives receivables - nominal value	2,520	3,398	4,009	€4,863	€21,562	36,353
Belgian non-current R&D incentives receivables - discounted value	2,520	3,398	4,009	4,863	21,224	36,015
Total non-current R&D incentives receivables - nominal value	€11,141	€12,738	€14,034	€4,863	€21,562	€64,339
Total non-current R&D incentives receivables - discounted value	€11,141	€12,738	€14,034	€4,863	€21,224	€64,001

16. Restricted cash

	December 31,
	2017	2016	2015
	(Euro, in thousands)
Non-current restricted cash	€1,158	€1,098	€1,046
Current restricted cash	—	6,570	6,857
Total restricted cash	€1,158	€7,668	€7,903

Restricted cash amounted to €7.7 million on December 31, 2016, and decreased to €1.2 million on December 31, 2017. This decrease was primarily caused by the full release of the escrow account for €6.6 million after final agreement between the parties, which has been slightly offset by an increase in non-current restricted cash of €0.1 million related to additional bank guarantees with regard to the rental of supplementary office space for the Belgian premises. Restricted cash on December 31, 2017 was composed of bank guarantees on real estate lease obligations in Belgium and in the Netherlands for €0.45 million and €0.7 million respectively.

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

17. Trade and other receivables and other current assets

	December 31,
	2017	2016	2015
	(Euro, in thousands)
Trade receivables	€22,133	€6,629	€1,494
Prepayments	543	21	11
Other receivables	5,289	3,078	2,426
Trade and other receivables	27,966	9,728	3,931
Accrued income	2,584	3,617	2,976
Deferred charges	3,825	3,621	2,536
Other current assets	6,409	7,239	5,512
Total trade and other receivables & other current assets	€34,375	€16,966	€9,443

Trade and other receivables increased by €18.3 million to €28.0 million at December 31, 2017 compared to €9.7 million at December 31, 2016. This was mainly due to two milestones achieved before year end 2017 in our CF collaboration with AbbVie which were accounted for $20 million (€17.0 million): respectively $10 million (€8.6 million) for the Phase 1 trial initiation with GLPG3221 and $10 million (€8.4 million) for the Phase 1 trial initiation with GLPG2851.

The carrying amount of trade and other receivables approximates their fair value. Other current assets mainly included accrued income from subsidy projects and deferred charges.

On December 31, 2017, we did not have any bad debt allowance.

18. Cash and cash equivalents

	December 31,
	2017	2016	2015
	(Euro, in thousands)
Cash at banks	€288,052	€357,630	€240,292
Term deposits	713,446	515,632	100,000
Money market funds	149,711	99,977	—
Cash on hand	3	2	22
Total cash and cash equivalents	€1,151,211	€973,241	€340,314

We reported a cash position of €1,151.2 million at the end of December 2017 compared to €973.2 million at year-end 2016. Net cash used in operating activities amounted to €147.0 million for the year ended December 31, 2017.  The net cash used in investing activities amounted to €0.5 million for the year ended December 31, 2017. The net cash generated  from financing activities amounted to €353.4 million for the year ended December 31, 2017, which can mainly be attributed to the public offering in the United States of Galapagos shares for which the cash proceeds from capital and share premium increases amounted to €348.1 million, net of issue costs. In addition, proceeds received on exercise of warrants contributed to cash generated in financing activities in 2017 for an amount of €5.3 million. Finally, €27.8 million of foreign currency exchange rate differences on our cash held in foreign currency negatively impacted the ending balance of our cash and cash equivalents.

We reported a cash position of €973.2 million at the end of December 2016. The operating activities generated €239.4 million in 2016 primarily due to the license fee of $300 million (€275.6 million) received from Gilead in relation with our collaboration agreement on filgotinib, while the investing activities reported use of €7.3 million. The financing activities brought €396.0 million of cash in-flow mainly due to the subscription of Galapagos shares by Gilead on January 19, 2016 ( net proceeds of €391.9 million) and due to warrant exercises (€4.3 million).

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

Cash and cash equivalents comprise cash at banks, short term bank deposits and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. Our cash management strategy monitors and optimizes our liquidity position. Our cash management strategy may allow short term deposits with an original maturity exceeding 3 months while monitoring all liquidity aspects. Cash and cash equivalents comprised €713.4 million of term deposits which all  had an original maturity longer than 3 months. All cash and cash equivalents are available upon maximum one month notice period. Cash at banks were mainly composed of savings accounts and current accounts. We maintain our bank deposits in highly rated financial institutions to reduce credit risk. Cash invested in highly liquid money market funds represented €149.7 million and was aimed at meeting short-term cash commitments, while reducing the counterparty risk of investment.

On December 31, 2017 our cash and cash equivalents included $241.3 million held in U.S.dollars, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S.dollar exchange rate as our functional currency is EUR. We expect to use this cash held in U.S.dollars to settle our future payables in U.S.dollars, which will be primarily linked to our global collaboration with Gilead for the development of filgotinib.

19. Share capital

The share capital of Galapagos NV, as set forth in the articles of association, reconciles to ‘share capital’ on the balance sheet as follows:

	2017	2016	2015
	(Euro, in thousands)
On January 1	€223,928	€185,399	€157,274
Share capital increase	25,323	38,798	47,485
Costs of capital increase	(15,837)	(269)	(19,360)
Share capital on December 31,	€233,414	€223,928	€185,399

Aggregate share capital	€275,510	€250,187	€211,389
Costs of capital increase (accumulated)	(42,096)	(26,259)	(25,990)
Share capital on December 31,	€233,414	€223,928	€185,399

Costs of capital increases are netted against the proceeds of capital increases, in accordance with IAS 32—Financial instruments: disclosure and presentation.

HISTORY OF SHARE CAPITAL

The history of the share capital of Galapagos NV between January 1, 2015 and December 31, 2017 is as follows:

Date	Share capital increase new shares (in thousands €)	Share capital increase warrants (in thousands €)	Number of shares issued (in thousands of shares)	Aggregate number of shares after transaction (in thousands of shares)	Aggregate share capital after transaction (Euro, in thousands )
January 1, 2015				30,299	€163,904
March 26, 2015		€3,092	571
May 19, 2015	€40,751		7,532
June 19, 2015		2,659	491
September 25, 2015		640	118
December 4, 2015		344	64
December 31, 2015				39,075	211,390
January 19, 2016	36,575		6,761
April 1, 2016		668	132
May 19, 2016		762	141
September 19, 2016		326	60
November 28, 2016		467	86
December 31, 2016				46,256	250,187
April 6, 2017		1,337	247
April 21, 2017	23,331		4,313
June 20, 2017		281	52
September 21, 2017		152	28
November 23, 2017		222	41
December 31, 2017				50,937	€275,510

On December 31, 2017, Galapagos NV’s share capital amounted to €275,510 thousand, represented by 50,936,778 shares. All shares were issued, fully paid up and of the same class.

All of the share issuances listed above were for cash consideration.

The below table summarizes the capital increases for the years 2015, 2016 and 2017.

(Euro, in thousands, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price warrants	Closing share price on date of capital increase
					( in Euro/ warrant)	( in Euro/ share)
On January 1, 2015	30,299,129	€157,274	€114,181	€271,455

March 26, 2015: exercise of warrants	571,548	3,092	2,727	5,819	€10.18	€21.26

May 19, 2015: global offering
Ordinary shares (fully paid)	1,786,499	9,665	56,436	66,100		43.60
ADSs (fully paid)	5,746,000	31,086	181,516	212,602
Underwriter discounts and offering expenses (fully paid)		(19,360)		(19,360)
Total global offering	7,532,499	21,391	237,952	259,343

June 19, 2015: exercise of warrants	491,406	2,659	1,737	4,395	8.94	46.73

September 25, 2015: exercise of warrants	118,260	640	558	1,198	10.13	44.75

December 4, 2015: exercise of warrants	63,500	344	247	591	9.30	44.78

On January 1, 2016	39,076,342	185,399	357,402	542,801

January 19, 2016 : share subscription from Gilead
Ordinary shares (fully paid)	6,760,701	36,575	355,546	392,121		48.26
Derecognition of financial asset from share subscription agreement			(65,850)	(65,850)
Capital increase expenses (fully paid)		(269)		(269)
Total share subscription by Gilead	6,760,701	36,306	289,696	326,002

April 1, 2016 : exercise of warrants	131,695	668	741	1,409	10.70	36.64

May 19, 2016 : exercise of warrants	140,770	762	715	1,476	10.49	45.41

September 19, 2016 : exercise of warrants	60,320	326	277	603	10.00	58.62

November 28, 2016 : exercise of warrants	86,250	467	305	772	8.94	55.73

On December 31, 2016	46,256,078	223,928	649,135	873,063

April 6, 2017 : exercise of warrants	247,070	1,337	2,697	4,034	16.33	84.60

April 21, 2017 : U.S. public offering
ADSs (fully paid)	4,312,500	23,331	340,593	363,924		81.34
Underwriter discounts and offering expenses (paid)		(15,790)		(15,790)
Offering expenses still to be paid at December 31, 2017		(47)		(47)
Total U.S. public offering	4,312,500	7,494	340,593	348,087

June 20, 2017 : exercise of warrants	52,030	281	350	632	12.14	70.66

September 21, 2017 : exercise of warrants	28,100	152	117	269	9.55	84.62

November 23, 2017 : exercise of warrants	41,000	222	132	354	8.63	77.53

On December 31, 2017	50,936,778	€233,414	€993,025	€1,226,439

Other information

	Ordinary shares	Total
Par value of shares (€)	5.41	5.41

The board of directors is authorized for a period of five years starting from the date of publication in the Annexes to the Belgian State Gazette of the shareholders’ resolution that granted the renewed authorization, being May 31, 2017, to increase the share capital of Galapagos NV within the framework of the authorized capital through contributions in kind or in cash, with limitation or cancellation of the shareholders’ preferential subscription rights. Said authorization can be renewed. The board of directors is currently not authorized to increase the share capital after notification by the FSMA (Financial Services and Markets Authority) of a public takeover bid on Galapagos NV’s shares.

The authorized capital as approved by the extraordinary shareholders’ meeting of April 25, 2017 amounted to €82,561.8 thousand. As of December 31, 2017, €3,911.4 thousand of the authorized capital was used, so that an amount of €78,650.3 thousand still remained available.

20. Other reserves

Actuarial and other gains or losses recognized through other comprehensive income

	2017	2016	2015
	(Euro, in thousands)
On January 1	€(1,000)	€(18)	€(220)
Gain or loss (-) on defined benefit obligation recognized through OCI	(40)	(583)	202
Reclassification of loss on financial asset available for sale to statement of operations ( after disposal)	55	—	—
Loss on financial asset available-for-sale recognized through OCI	(275)	(399)	—
Other reserves on December 31,	€(1,260)	€(1,000)	€(18)

Other reserves on December 31, 2017 consisted of (1) a negative of €641 thousand, compared to a negative of €601 thousand in 2016 (2015: €18 thousand), which was related to the re-measurement of defined benefit obligations recognized through OCI in line with IAS19R Employee Benefits, and (2) a negative of €619 thousand, compared to a negative of €399 thousand in 2016 and nil in 2015, related to the fair value adjustment on the available-for-sale equity investment and the sale of part of the equity investment (see note 14). There were no tax effects applicable to the amounts included in other reserves.

DERIVATIVE FINANCIAL INSTRUMENTS: CURRENCY DERIVATIVES

We do not actively use currency derivatives to hedge planned future cash flows. On the balance sheet date, total notional amount of outstanding forward foreign exchange contracts that we have committed were nil (2016: nil, 2015: nil).

On December 31, 2017 the fair value of our currency derivatives was nil (2016: nil, 2015: nil).

See note 32 for further information on how we manage financial risks.

21. Translation differences

	2017	2016	2015
	(Euro, in thousands)
On January 1	€(1,090)	€(467)	€(1,157)
Translation differences, arisen from translating foreign activities	(664)	(623)	690
Translation differences on December 31,	€(1,754)	€(1,090)	€(467)

Translation differences increased from a negative €1.1 million at the end of December 2016 to a negative of €1.8 million at the end of December 2017 mainly due to fluctuations of the GB pounds and the U.S. dollar exchange rates.

Translation differences increased from a negative €0.5 million at the end of December 2015 to a negative of €1.1 million at the end of December 2016 mainly due to fluctuations of the GB pounds and the U.S. dollar exchange rates.

Translation differences decreased from a negative €1.2 million at the end of December 2014 to a negative of €0.5 million at the end of December 2015 mainly due to the increase of the GB pounds and the U.S. dollar exchange rates.

22. Deferred tax

	December 31,
	2017	2016	2015
	(Euro, in thousands)
Recognized deferred tax assets and liabilities
Assets	€1,978	€1,957	€1,726
Liabilities	€—	€—	€—

Deferred tax assets unrecognized	€164,079	€128,377	€145,513

Deferred taxes in the consolidated statement of operations	€20	€231	€1,433
Tax benefit arising from previously unrecognized tax assets used to reduce deferred tax expense (+)	414	421	1,433
Deferred tax expenses relating to change in tax rates	(181)
Deferred tax expenses relating to use of previously recognized deferred tax assets	(213)	(190)

The investment deduction of €1 million (2016 and 2015: €1 million) could give rise to deferred tax assets. There is no limit in time for the investment deduction The amount of notional interest deduction that has been accumulated in the past (2016 and 2015 : €2.6 million) cannot be carried forward to 2018. The notional interest deduction of the year itself can also not be carried forward.

The consolidated unused tax losses carried forward at December 31, 2017 amounted to €567 million (2016: €385 million; 2015: €434 million), €15.1 million were related to unrecognized tax losses with expiry date between 2018 and 2030.

The available statutory tax losses carried forward that can be offset against future statutory taxable profits amounted to €338.6 million on December 31, 2017. These statutory tax losses can be compensated with future statutory profits for an indefinite period except for an amount of €16.8 million in Switzerland, Croatia, the United States and the Netherlands with expiry date between 2018 and 2030. On December 31, 2017, the available tax losses carried forward in Galapagos NV (Belgium) amounted to €262.1 million. In addition to the latter, Galapagos NV (Belgium) also benefits from the new Belgian innovation income deduction regime which led to report, on December 31, 2017, a supplementary carried forward tax deduction of €87.2 million that can also be offset against future statutory taxable results. It should be noted however that the Belgian corporate income tax reform introduced as of assessment year 2019 a de facto minimum taxable base, whereby the existing tax attributes have to be allocated into two so-called “baskets”: a first basket which contains the tax deductions that can be applied without any restrictions and a second basket which contains the tax deductions that are subject to restrictions. We refer to note 3 for more information.

We have a history of losses. Excluding the impact of possible upfront or milestone payments to be received from collaborations, we forecast to continue incurring taxable losses in the foreseeable future as we continue to invest in clinical and pre-clinical development programs and discovery platforms. Consequently, no deferred tax asset was set up as at December 31, 2017, except for two subsidiaries operating on a cost plus basis and for our fee-for-service business for which deferred tax assets were recognized for €2.0 million (2016: €2.0 million; 2015: €1.7 million).

23. Trade and other liabilities

	December 31,
	2017	2016	2015
	(Euro, in thousands)
Trade and other payables	€47,122	€31,209	€29,113
Other current liabilities	—	60	369
Other non-current liabilities	1,597	2,469	2,291
Accrued charges	1,159	619	490
Total trade and other liabilities	€49,878	€34,357	€32,263

Our trade and other liabilities, amounting to €49.9 million as of December 31, 2017, increased by €15.5 million compared to the €34.4 million reported as of December 31, 2016.

The trade and other payables, amounting to €47.1 million as of December 31, 2017, increased by €15.9 million compared to the €31.2 million reported as of December 31, 2016. This increase is mainly due to higher accrued trade payables on December 31, 2017, reflecting the intensification of our investments.

Our trade and other liabilities, amounting to €34.4 million as of December 31, 2016, increased by €2.1 million compared to the €32.3 million reported as of December 31, 2015.

The trade and other payables, amounting to €31.2 million as of December 31, 2016, increased slightly compared to the €29.1 million reported as of December 31, 2015. This increase is mainly due to higher trade payables.

24. Deferred income

	December 31,
	2017	2016	2015
	(Euro, in thousands)
Gilead collaboration agreement for filgotinib	€187,449	€249,937	—
Gilead collaboration agreement for filgotinib (*)	26,532	35,376	€39,003
Servier collaboration agreement for osteoarthritis	5,362	—	—
Other deferred income	549	299	803
Total deferred income ( long term & current)	€219,892	€285,612	€39,806

(*)deferred income of €39 million booked upon signing of the share subscription agreement with Gilead as required under IAS 39—Financial Instruments: recognition and measurement.

Deferred income (long term and short term) amounted to €219.9 million at December 31, 2017 and decreased by €65.7 million compared to €285.6 million as at December 31, 2016.. The outstanding deferred income balance at December 31, 2017 included €214.0 million deferred income related to filgotinib (€93.5 million classified as non-current deferred income),  €5.4 million deferred income related to the license fee of Servier (€3.8 million classified as non-current deferred income), and €0.5 million deferred grant income. The outstanding deferred income balance at December 31, 2016 included €285.3 million deferred income related to filgotinib (€214.8 million classified as non-current deferred income) and €0.3 million deferred grant income.

On the one hand we had per December 31, 2015 a deferred income of €39 million due to the recognition of a deferred income upon signing of the share subscription agreement with Gilead (see note 8). On the other hand we received in January 2016 an upfront payment from Gilead for an amount of $300 million (or €276 million). The global collaboration with Gilead foresees continuous involvement from us, since we will perform certain R&D activities in the development phase of the filgotinib program; therefore, management assessed that both items of deferred income should be spread in function of the costs incurred for this program, applying the percentage of completion method. For the year ended December 31, 2017, €71.3 million were recognized in revenue (2016 : €29.2 million), of which €8.8 million were related to the deferred income from the share subscription agreement and €62.5 million were related to the upfront payment.

In the third quarter of the year ended December 31, 2017, a license fee of €6.0 million was received from Servier in the scope of our collaboration agreement in the field of osteoarthritis, of which €0.6 million was recognized in revenue at the end of the year 2017. This deferred income will be recognized on a straight-line basis over the next phase of development, which is our estimated period of involvement.

25. Operating lease obligations

We entered into lease agreements for office and laboratories which qualify as operating leases.

Minimum lease payments under operating leases recognized in the statement of operations for the year

	Year ended December 31,
	2017	2016	2015
	(Euro, in thousands)
Total minimum lease payments under operating leases	€4,799	€4,302	€4,020

Regarding outstanding commitments for future minimum lease payments under operating leases, see off-balance sheet arrangements as explained in  note 26  below.

26. Off-balance sheet arrangements

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

We entered into lease agreements for office and laboratories which qualify as operating leases. We also have certain purchase commitments with CRO subcontractors and collaboration partners principally.

On December 31, 2017, we had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(Euro, in thousands)
Operating lease obligations	€26,346	€4,150	€7,820	€6,010	€8,366
Purchase commitments	65,246	53,010	11,233	1,002	—
Total contractual obligations & commitments	€91,592	€57,160	€19,053	€7,012	€8,366

On December 31, 2016, we had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(Euro, in thousands)
Operating lease obligations	€27,263	€4,114	€6,494	€5,504	€11,151
Purchase commitments	27,579	27,084	495	—	—
Total contractual obligations & commitments	€54,842	€31,198	€6,989	€5,504	€11,151

In addition to the tables above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib. The contractual cost sharing commitment amounts to €129.0 million at December 31, 2017 (€199.0 million at December 31, 2016), for which we have direct purchase commitments of €10.1 million at December 31, 2017 (€2.0 million at December 31, 2016) reflected in the tables above.

On December 31, 2015, we had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(Euro, in thousands)
Operating lease obligations	€31,210	€4,002	€7,253	€5,683	€14,273
Purchase commitments	20,079	17,898	2,180	—	—
Total contractual obligations & commitments	€51,289	€21,900	€9,433	€5,683	€14,273

27. Contingent assets and liabilities

On March 13, 2014, we announced the signing of a definitive agreement to sell the service division operations to Charles River Laboratories International, Inc. or CRL for a total consideration of up to €134 million. CRL agreed to pay us an immediate cash consideration of €129 million. The potential earn-out of €5 million due upon achievement of a revenue target 12 months after transaction closing has not been obtained. Approximately 5% of the total consideration, including price adjustments, was being held on an escrow account. Four claims have been introduced by CRL, which have all been settled for a total amount of €1.3 million. In the first half of 2017 the remaining balance of €6.6 million was released in full, as final agreement between the parties was reached.

Following the divestment, we remained guarantor until early February 2017 in respect of the lease obligations for certain U.K. premises. Finally, following common practice, we have given customary representations and warranties which are capped and limited in time (since April 1, 2016, CRL can only introduce a claim covered by the Tax Deed (during a period of 5 years), other claims related to the sale cannot be submitted anymore).

In the course of 2008, a former director of one of our subsidiaries sued for wrongful termination and seeks damages of €1.5 million. We believe that the amount of damages claimed is unrealistically high. On January 29, 2016, the court made a 1st degree judgment, dismissing all claims in full. In appeal, the 2nd degree court instructed the 1st degree court to conduct a new trial, which is currently pending. A first hearing was held on January 24, 2018, where a motion for a financial expertise was filed by the plaintiff. A decision on said motion is under consideration of the court and a further hearing will be scheduled. The timing of this further hearing can however not be predicted with any degree of certainty. Considering the defense elements provided to date, as well as the fact that so far the court has made no decision indicating that the claim would be sustained, our board and management evaluated the risk to be possible, but not likely. Accordingly, it was decided not to record any provision as the exposure was considered to be limited.

28. Retirement benefit plans

DEFINED CONTRIBUTION PLANS

We operate defined contribution systems for all of our qualifying employees (except for Belgium and France). The assets of the schemes are held separately from ours in designated pension plans. For defined contribution systems, we pay contributions to publicly or privately administered pension or insurance funds. Once the contribution is paid, we do not have any remaining obligation.

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

As at December 31, 2015 no net liability was recognized in the balance sheet as the minimum rates of return to be guaranteed by the employer were closely matched by the rates of return guaranteed by the insurer. As at December 31, 2016 and 2017 however net defined benefit obligation of respectively €386.6 thousand and €169.4 thousand were recorded.

Actuarial gains and losses are recognized immediately in equity, with a charge or credit to other comprehensive income (OCI), in accordance with IAS 19R—Employee Benefits. They are not recycled subsequently. Actuarial gains of €53.9 thousand were recognized through other comprehensive income (OCI) at the end of 2017 (2016: €389.9 thousand of actuarial losses, 2015: nil).The contributions to those plans that were due by the employer for 2017, 2016 and 2015 amounted to respectively €964.0 thousand, €528.0 thousand and €476.3 thousand, of which €64.0 thousand was paid after December 31, 2017 (2016: €42.5 thousand; 2015: €35.9 thousand). No contributions were made by the employees.

The plan assets on December 31, 2017 consisted of €2,554.7 thousand (2016: €1,788.7 thousand, 2015: 1,063.7 thousand) individual insurance reserves, which benefit from a weighted average guaranteed interest rate of 2.41% (2016: 2.82%, 2015: 3.0%).

DEFINED BENEFIT PLANS IN FRANCE

We use two defined benefit plans for the employees of our French entity. The defined benefit plans are not supported by funds.

The chemical and pharmaceutical industry’s collective bargaining agreements require that the French entity pays a retirement allowance depending on the seniority of the employees at the moment they retire. The benefit obligations for these retirement allowances amounted to €2,046.8 thousand for 2017 (2016: €1,808.5 thousand; 2015: €1,520.9 thousand).  The increase in 2016 was mainly due to changed actuarial assumptions (decrease of discount rate from 2% to 1.44%).  The increase in 2017 was mainly due to changed actuarial assumptions (decrease of discount rate from 1.44% to 1.30%).

Additionally, there are also seniority premiums obligations in France. The provisions for these premiums amounted to €1,365.7 thousand on December 31, 2017 (2016: €1,324.9 thousand; 2015: €1,172.0 thousand).

Total obligation included in the balance sheet related to the defined benefit plans amounted to €3,412.5 thousand for the year ended December 31, 2017 (2016: €3,133.4 thousand; 2015: €2,692.9 thousand).

Actuarial gains and losses are recognized in equity, with a charge or credit to other comprehensive income (OCI), in accordance with IAS 19R—Employee Benefits. They are not recycled subsequently. Actuarial losses of €93.9 thousand were recognized through other comprehensive income (OCI) at the end of 2017 (2016: €193.2 thousand of actuarial losses, 2015: €201.5 thousand of actuarial gains).

Total amounts due by the group to these pension plans in 2017 were €2.2 million in total (2016: €1.7 million, 2015: €1.5 million).

Obligations included in the balance sheet

	December 31,
	2017	2016	2015
	(Euro, in thousands)
Present value of funded defined benefit obligation	€2,724	€2,175
Plan assets	(2,555)	(1,789)	€(1,064)
Deficit/ surplus	169	387	(1,064)
Present value of unfunded defined benefit obligation	3,412	3,133	2,693
Reclassification - Belgian contribution plans			1,064
Liability included in the balance sheet	€3,582	€3,520	€2,693

The present value of the gross obligation developed as follows:

	2017	2016	2015
	(Euro, in thousands)
Opening balance	€5,308	€3,757	€2,865
Current service cost	863	649	194
Actual taxes on contributions paid	(87)	(48)
Interest cost	87	82	50
Benefits paid	(157)	(119)	(44)
Reclassification - Belgian contribution plans			1,064
Actuarial gains (-) or losses due to experience adjustments	(100)	500	(27)
Actuarial gains (-) or losses due to experience adjustments related to new financial assumptions	222	432	(99)
Actuarial gains (-) or losses due to experience adjustments related to new demographic assumptions	—	56	(247)
Closing balance	€6,136	€5,308	€3,757

The fair value of the plan assets developed as follows:

	2017	2016	2015
	(Euro, in thousands)
Opening balance	€(1,788)	€(1,064)
Interest income on plan assets	(41)	(32)
Actual administration costs	3	2
Contributions from employer	(748)	(411)
Actual taxes on contributions paid	87	48
Plan assets gain during the period	(68)	(332)
Reclassification - Belgian contribution plans			€(1,064)
Closing balance	€(2,555)	€(1,788)	€(1,064)

The expected rate of return on the plan assets is 1.7%.

The fair value of the plan assets is the fair market value of the plan assets. The fair value of the plan assets was calculated as the reduced lump sums (received from the plan administrators) actualized with the assumptions set (discount rate and mortality tables). The total plan assets are equal to the fair value of the plan assets increased with the financing fund.

Amounts recognized in profit or loss for defined benefit plans are as follows:

	Year ended December 31,
	2017	2016	2015
	(Euro, in thousands)
Current service cost	€863	€649	€194
Interest cost	87	82	50
Interest income	(41)	(32)
Administration expenses	3	2
Revaluations of net liability / net asset	14	73	(171)
Total expense	€926	€773	€73

Obligation included in the balance sheet reconciles as follows:

	2017	2016	2015
	(Euro, in thousands)
Opening balance	€3,520	€2,693	€2,865
Real employer contributions	(748)	(411)
Total expense recognized in the statement of operations	926	773	73
Re-measurement on the net defined benefit liability	40	583	(202)
Benefits paid	(157)	(119)	(44)
Closing balance	€3,582	€3,520	€2,693

The main actuarial assumptions were:

	December 31,
	2017	2016	2015
	%
Weighted average discount rate	1.48%	1.60%	2.00%
Expected salary increase	2.50%	2.50%	2.25%
Inflation rate	1.86%	1.75%	1.75%

The discount rate was based on the Merrill Lynch yields for AA rated Eurozone corporate bonds (bonds with maturity dates which correspond with the commitments).

Breakdown of defined benefit obligation by type of plan participants:

	December 31,
	2017	2016	2015
	(number of participants)
Active plan participants	324	267	254

Breakdown of defined benefit obligation by type of benefits:

	December 31,
	2017	2016	2015
	(Euro, in thousands)
Retirement and death benefits	€4,770	€3,983	€2,585
Other post-employment benefits	1,366	1,325	1,172

Major categories of plan assets: fair value plan of assets:

	December 31,
	2017	2016	2015
	(Euro, in thousands)
Equity	€153	€89	€74
Debt	2,402	1,698	979
Cash	—	—	11

Sensitivity analysis on weighted average discount rate: effect on gross obligation:

		December 31,
		2017
		Obligation (Euro, in thousands)
Discount rate	0.98%	€6,663
Discount rate	1.23%	6,393
Discount rate	1.48%	6,136
Discount rate	1.73%	5,895
Discount rate	1.98%	€5,666

		December 31,
		2016
		Obligation (Euro, in thousands)
Discount rate	1.10%	€3,792
Discount rate	1.35%	3,661
Discount rate	1.60%	3,520
Discount rate	1.85%	3,419
Discount rate	2.10%	€3,312

		December 31,
		2015
		Obligation (Euro, in thousands)
Discount rate	1.50%	€2,868
Discount rate	1.75%	2,779
Discount rate	2.00%	2,693
Discount rate	2.25%	2,612
Discount rate	2.50%	€2,534

29. Warrant plans

Presented below is a summary of warrant activities for the reported periods. Various warrant plans were approved for the benefit of our employees, and for directors and independent consultants of Galapagos NV. For warrant plans issued prior to 2011, the warrants offered to the employees and independent consultants vest according to the following schedule: 10% of the warrants vest on the date of the grant; an additional 10% vest at the first anniversary of the grant; an additional 20% vest at the second anniversary of the grant; an additional 20% vest at the third anniversary of the grant; and an additional 40% vest at the end of the third calendar year following the grant.

The warrants granted under warrant plans created from 2011 onwards vest at the end of the third calendar year following the year of the grant, with no intermediate vesting, with the exception of the warrants granted under Warrant Plan 2015 (B), Warrant Plan 2015 RMV, and Warrant Plan 2016 (B), which vest on the third anniversary of the notary deed enacting the acceptance and issuance of the warrants.

The warrants offered to directors vest over a period of 36 months at a rate of 1/36th per month.

Warrants cannot be exercised before the end of the third calendar year following the year of the grant, except for warrants granted under Warrant Plan 2015 (B), Warrant Plan 2015 RMV, and Warrant Plan 2016 (B), which become exercisable on the third anniversary of the notary deed enacting the acceptance and issuance of the warrants. In the event of a change of control over Galapagos NV, all outstanding warrants vest immediately and will be immediately exercisable.

After the reverse 4:1 share split approved by the extraordinary shareholders’ meeting of 29 March 2005, four warrants under Warrant Plan 2002 Belgium entitle the warrant holder to subscribe for one ordinary share. For the warrant plans created from 2005 onwards, one warrant entitles the warrant holder to subscribe for one ordinary share. In the summaries and tables below, the numbers of warrants issued under Warrant Plan 2002 Belgium are divided by four to avoid confusion in entitlements and rights.

The table below sets forth a summary of warrants outstanding and exercisable at December 31, 2017, per warrant plan:

				Outstanding					Outstanding	Exercisable
				per	Granted	Exercised	Forfeited	Expired	per	per
	Allocation	Expiry	Exercise	January 1,	during	during	during	during	December 31,	December 31,
Warrant plan	date	date	price (€)	2017	year	year	year	year	2017	2017
2002 B	1/31/2005	1/30/2017	6.76	25,000		(25,000)			—	—
2005	7/4/2005	7/3/2018	6.91	90,000		(60,000)			30,000	30,000
2005	12/15/2005	12/14/2018	8.6	12,500		(5,000)			7,500	7,500
2006 BNL	5/4/2007	5/3/2020	9.22	7,500		(7,500)			—	—
2006 BNL	6/28/2007	6/27/2020	8.65	735					735	735
2006 BNL	12/21/2007	12/20/2020	7.12	1,050					1,050	1,050
2007	6/28/2007	6/27/2020	8.65	48,909					48,909	48,909
2007 RMV	10/25/2007	10/24/2020	8.65	37,650		(5,050)			32,600	32,600
2008	6/26/2008	6/25/2021	5.6	79,600		(2,500)			77,100	77,100
2009	4/1/2009	3/31/2017	5.87	7,500		(7,500)			—	—
2010	4/27/2010	4/26/2018	11.55	53,000		(10,500)			42,500	42,500
2011	5/23/2011	5/22/2019	9.95	59,100		(6,600)			52,500	52,500
2012	9/3/2012	9/2/2020	14.19	247,160		(37,270)			209,890	209,890
2013	5/16/2013	5/15/2021	19.38	432,240		(171,280)		(400)	260,560	260,560
2013 (B)	9/18/2013	9/17/2021	15.18	30,000		(30,000)			—	—
2014	7/25/2014	7/24/2022	14.54	536,660					536,660
2014 (B)	10/14/2014	10/13/2022	11.93	150,000					150,000
2015	4/30/2015	4/29/2023	28.75	517,053					517,053
2015 (B)	12/22/2015	12/21/2023	49.00	399,000					399,000
2015 RMV	12/22/2015	12/21/2023	49.00	97,500					97,500
2016	6/1/2016	5/31/2024	46.10	514,250					514,250
2016 RMV	6/1/2016	5/31/2024	46.10	120,000					120,000
2016 (B)	1/20/2017	1/19/2025	62.50		150,000				150,000
2017	5/17/2017	5/16/2025	80.57		595,500				595,500
2017 RMV	5/17/2017	5/16/2025	80.57		127,500				127,500
Total				3,466,407	873,000	(368,200)	—	(400)	3,970,807	763,344

		Weighted
		average
		exercise
	Warrants	price (Euro)
Outstanding on January 1, 2015	3,590,853	€12.1
Exercisable on December 31, 2014	1,355,213

Granted during the period	532,053
Forfeited during the year	(72,500)
Exercised during the period	(1,244,714)
Expired during the year	—
Outstanding on December 31, 2015	2,805,692	€16.2
Exercisable on December 31, 2015	720,749

Granted during the period	1,130,750
Forfeited during the year	(48,500)
Exercised during the period	(419,035)
Expired during the year	(2,500)
Outstanding on December 31, 2016	3,466,407	€27.1
Exercisable on December 31, 2016	669,704

Granted during the period	873,000
Forfeited during the year	—
Exercised during the period	(368,200)
Expired during the year	(400)
Outstanding on December 31, 2017	3,970,807	€39.3
Exercisable on December 31, 2017	763,344

The table below sets forth the inputs into the valuation of the warrants.

	2017	2017 RMV	2016 (B)	2016	2016 RMV	2015 (B)	2015 RMV	2015
	May 17	May 17	January 20	June 1	June 1	December 22	December 22	April 30
Exercise Price	€80.57	€80.57	€62.50	€46.10	€46.10	€49.00	€49.00	€28.75
Share price at acceptance date	€68.67	€68.67	€75.18	€48.71	€47.63	€39.85	€39.78	€46.09
Fair value on the acceptance date	€26.85	€26.80	€37.27	€21.95	€21.16	€15.41	€15.39	€26.05
Estimated volatility (%)	40.06	40.08	40.33	40.69	40.69	41.10	41.08	39.20
Time to expiration (years)	8	8	8	8	8	8	8	8
Risk free rate (%)	0.33	0.29	0.51	—	—	0.24	0.28	0.39
Expected dividends	None	None	None	None	None	None	None	None

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

Our warrants expense in 2017 amounted to €16,536 thousand (2016: 11,034 thousand; 2015: €5,036 thousand).

The following table provides an overview of the outstanding warrants per category of warrant holders at December 31, 2017, 2016 and 2015.

Category

	December 31,
	2017	2016	2015
	(in number of warrants)
Non-executive directors	216,060	165,240	115,730
Executive team	2,039,374	1,676,874	1,376,874
Other	1,715,373	1,624,293	1,313,088
Total warrants outstanding	3,970,807	3,466,407	2,805,692

The outstanding warrants at the end of the accounting period have an average exercise price of €39.32 (2016: €27.06; 2015: €16.22) and a weighted average remaining expected life of 1,441 days (2016: 1,482 days; 2015: 1,469 days).

30. Related parties

Relationship and transactions with entities with (joint) control of, or significant influence over, Galapagos

There are no shareholders or other entities who, solely or jointly, control Galapagos or exercise significant influence over Galapagos.

Relationship and transactions with subsidiaries

Please see Note 31 for an overview of the consolidated companies of the group, which are all wholly-owned subsidiaries of Galapagos NV.

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

Remuneration of key management personnel

On December 31, 2017, our executive committee had five members: Mr. Onno van de Stolpe, Mr. Bart Filius, Dr. Piet Wigerinck, Dr. Andre Hoekema and Dr. Walid Abi-Saab. On December 31, 2017, our board of directors consisted of eight members: Mr. Onno van de Stolpe, Dr. Raj Parekh, Dr. Werner Cautreels, Dr. Harrold van Barlingen, Mr. Howard Rowe, Ms. Katrine Bosley, Dr. Christine Mummery and Dr. Mary Kerr.

Only the CEO is a member of both the executive committee and the board of directors. Our CEO does not receive any special remuneration for his board membership, as this is part of his total remuneration package in his capacity as member of the executive committee.

The remuneration package of the members of key management personnel comprises:

	Year ended December 31,
	2017	2016	2015
Remuneration of key management personnel:
Euro, in thousands (except for the number of warrants)
Short-term benefits (*)
Executive committee members as a group	€3,694	€3,124	€2,937
Raj Parekh (^)	91	73
Harrold van Barlingen	45	47	40
Howard Rowe	45	50	40
Werner Cautreels	55	56	45
Katrine Bosley	45	45	40
Christine Mummery (#)	41	43	10
Mary Kerr (##)	41	18	—
Post-employment benefits (°)	248	228	215
Total benefits excluding warrants	€4,305	€3,683	€3,327
Number of warrants granted in the year
Executive committee members as a group	475,000	515,000	175,000
Raj Parekh	15,000	30,000	5,400
Harrold van Barlingen	7,500	15,000	2,520
Howard Rowe	7,500	15,000	2,520
Werner Cautreels	7,500	15,000	3,780
Katrine Bosley	7,500	15,000	2,520
Christine Mummery (#)	7,500	15,000	—
Mary Kerr (##)	7,500	—	—
Total number of warrants granted in the year	535,000	620,000	191,740

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

(°)      Only executive committee members are granted post-employment benefits.

SHORT-TERM EMPLOYEE BENEFITS AND BOARD FEES

The members of the executive committee provide their services to us on a full-time basis.

The five members of the executive committee (including the CEO) who were in function in the course of 2017 were paid an aggregate amount of €1,638.71 in remuneration and received an aggregate amount of €1,908.81 in bonuses (2016: €1,291.84 thousand in remuneration and €1,747.21 thousand in bonuses for the four members of the executive committee (including the CEO) who were in function in the course of 2016; 2015: €1,245.5 thousand in remuneration and €1,629.5 thousand in bonuses for the four members of the executive committee (including the CEO) who were in function in the course of 2015). The higher amounts in 2017 can be explained by the fact that the executive committee consisted of five members in 2017 compared to four members in 2016. The aggregate bonus amount for 2017 was composed of two parts: (i) an aggregate bonus of €692.06 thousand, being 50% of the bonus for performance over 2017 (paid in early January 2018), with the other 50% being deferred for 3 years, and (ii) an aggregate amount of €1,216.75 thousand as deferred part of the bonus for performance over 2014 (paid in early January 2018). The aggregate bonus amount for 2016 was composed of two parts: (i) an aggregate bonus of €573.05 thousand, being 50% of the bonus for performance over 2016 (paid in early January 2017), with the other 50% being deferred for 3 years, and (ii) an aggregate amount of €1,174.17 thousand as deferred part of the bonus for performance over 2013 (paid in early

January 2017). The aggregate bonus amount for 2015 was composed of 3 parts: (i) an aggregate bonus of €488.5 thousand, being 50% of the bonus for performance over 2015 (paid in early January 2016), with the other 50% being deferred for 3 years, (ii) an aggregate amount of €628.5 thousand as deferred part of the bonus for performance over 2012 (paid in early January 2016), and (iii) an aggregate amount of €512.5 thousand, being 50% of the exceptional special bonus awarded for the success of the NASDAQ listing (paid in June 2015), with the other 50% being deferred for 3 years. Other components of the remuneration of the executive committee members included contributions to health insurance schemes, company cars, tax advisory services and certain fringe benefits of non-material value.

Pursuant to the decision of the annual shareholders’ meeting of April 25, 2017, Dr. Parekh received €90 thousand (€80 thousand as chairman of the board, and €10 thousand as chairman of the nomination and remuneration committee), Dr. Cautreels received €55 thousand (€40 thousand as non-executive director, €10 thousand as chairman of the audit committee and €5 thousand as member of the nomination and remuneration committee), Ms. Bosley, Mr. Rowe and Dr. Van Barlingen each received €45 thousand (€40 thousand as non-executive director and €5 thousand as member of the nomination and remuneration committee or audit committee) and Dr. Mummery and Dr. Kerr each received €40 thousand as non-executive director. Pursuant to the decision of the annual shareholders’ meeting of April 26, 2016, Dr. Parekh received €70 thousand (or, taking into account €20 thousand received in consultancy fees for the first four months of 2016, an aggregate of €90 thousand: €80 thousand as chairman of the board, and €10 thousand as chairman of the nomination and remuneration committee), Dr. Cautreels received €55 thousand (€40 thousand as non-executive director, €10 thousand as chairman of the audit committee and €5 thousand as member of the nomination and remuneration committee), Ms. Bosley, Mr. Rowe and Dr. Van Barlingen each received €45 thousand (€40 thousand as non-executive director and €5 thousand as member of the nomination and remuneration committee or audit committee) and Dr. Mummery received €40 thousand as non-executive director. Dr. Kerr, being appointed as non-executive director as from July 26, 2016, received €17 thousand as remuneration for the performance of her mandate during the remainder of 2016 pursuant to the decision of the special shareholders’ meeting of July 26, 2016. Pursuant to a power of attorney granted by the annual shareholders’ meeting of April 28, 2015, the board determined, after discussion within the nomination and remuneration committee, to allocate the aggregate annual remuneration for directors for 2015 as follows: (a) annual remuneration for each non-executive director (Dr. Cautreels, Dr. Van Barlingen, Mr. Rowe and Ms. Bosley): €40 thousand; and (b) additional remuneration for the chairman of the audit committee (Dr. Cautreels): €5 thousand. Dr. Mummery, being appointed as non-executive director as from September 30, 2015, received €10 thousand as remuneration for the performance of her mandate during the last quarter of 2015.

Dr. Parekh did not receive remuneration for his director’s mandate in 2015 and the first four months of 2016, but was instead compensated only through a consultancy agreement until April 30, 2016.

Finally, in 2017, a total amount of €2.7 thousand was paid as other short-term benefit for the non-executive directors (2016: €14.5 thousand; 2015: €4.95 thousand). These benefits related to the payment of tax advisory services.

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

WARRANTS GRANTED IN 2017

In 2017, 37,500 warrants were granted to independent directors (2016: 60,000; 2015: 8,820) and 22,500 warrants were granted to the other non-executive directors (2016: 45,000; 2015: 7,920). The higher number of warrants granted in 2016 can be explained by the fact that the final acceptance and issuance of the warrants under Warrant Plan 2015

(B) took place in 2016, and these warrants are counted as warrants granted in 2016 along with the warrants granted under Warrant Plan 2016.

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

31. Consolidated companies as of December 31, 2017

		Year ended December 31,
		2017		2016	2015
Name of the subsidiary	Country	% voting right Galapagos NV (directly or indirectly through subsidiaries)	Change in % voting right previous period (2017 vs 2016)	% voting right Galapagos NV (directly or indirectly through subsidiaries)	% voting right Galapagos NV (directly or indirectly through subsidiaries)

BioFocus DPI AG in liquidation	Switzerland	100%		100%	100%
BioFocus DPI LLC	United States	0%		0%	100%
Discovery Partners International GmbH	Germany	0%	(100%)	100%	100%
Fidelta d.o.o.	Croatia	100%		100%	100%
Galapagos B.V.	The Netherlands	100%		100%	100%
Galapagos Biotech Ltd. (formerly Inpharmatica Ltd.)	United Kingdom	100%		100%	100%
Galapagos GmbH	Switzerland	100%	100%	0%	0%
Galapagos NV	Belgium	Parent company		Parent company	Parent company
Galapagos SASU	France	100%		100%	100%
Galapagos, Inc. (formerly BioFocus, Inc.)	United States	100%		100%	100%
Xenometrix, Inc.	United States	100%		100%	100%

BioFocus DPI LLC and Discovery Partners International GmbH were voluntarily cancelled in 2016 and 2017 respectively. In the fourth quarter of 2017 we incorporated a new legal entity in Basel, Switzerland: Galapagos GmbH.

There are no significant restrictions on the group’s ability to access or use assets and settle liabilities of one of the group’s subsidiaries.

32. Financial risk management

See “Risk Factors” for additional details on general risk factors.

Financial risk factors

Our financial risks are managed centrally. Our finance department coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning our activities. These relate to the financial markets risk, credit risk, liquidity risk and currency risk. There are no other important risks, such as interest rate risk on borrowings, because we have nearly no financial debt and have a strong cash position. We do not buy or trade financial instruments for speculative purposes.

Categories of financial assets and liabilities:

	December 31,
	2017	2016	2015
	(Euro, in thousands)
Financial assets
Cash and cash equivalents	€1,151,211	€973,241	€340,314
Restricted cash (current and non-current)	1,158	7,668	7,903
Trade receivables	22,133	6,629	1,494
R&D incentives receivables (current and non-current)	75,783	64,342	58,545
Current financial asset from share subscription agreement	—	—	8,371
Available-for-sale financial assets	1,754	2,351	—
Other amounts receivable	5,289	3,078	2,426
Total financial assets	€1,257,329	€1,057,309	€419,052

Financial liabilities
Trade & other payables	€47,122	€31,269	€29,482
Other non-current liabilities	1,597	2,469	2,291
Leasing debts	9	63	115
Tax payable	865	1,022	2,583
Total financial liabilities	€49,592	€34,823	€34,471

Share subscription agreement with Gilead

We have been temporarily exposed to financial market and currency risk though our share subscription agreement with Gilead.

On December 16, 2015, Gilead Sciences, Inc. and Galapagos NV entered into a global collaboration for the development and commercialization of filgotinib, in the framework of which Gilead committed to an upfront payment of $725 million consisting of a license fee of $300 million and a $425 million equity investment in Galapagos NV by subscribing to new shares at a price of €58.00 per share, including issuance premium. This agreement was effectively completed and entered into force January 19, 2016 and full payment was received.

In connection with the agreement, we recognized a deferred income and an offsetting short-term financial asset (derivative) of €39 million upon signing of the share subscription agreement with Gilead as required under IAS 39—Financial Instruments: recognition and measurement. This financial asset initially reflected the share premium that Gilead committed to pay above the closing stock price of Galapagos on the day of entering into the subscription agreement. This amount also represented a deferred income that will be recognized in revenues at the same rhythm than the $300 million upfront payment for the license.

The fair value of this derivative financial asset was initially measured on December 16, 2015, based on the implied value of the Galapagos share at the end of January 2016, the implied volatility of the €/$ currency exchange rates and applicable discount rates.

Under IAS 39—Financial Instruments: recognition and measurement the fair value of the derivative financial asset is re-measured at year end and again upon execution of the subscription agreement on January 19, 2016, when the financial asset expired. Variations in fair value of the financial asset are recorded in the statement of operations.

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

On January 19, 2016, the value of the financial asset at maturity amounted to €65.9 million, reflecting the share premium that Gilead paid above our closing share price on the day of the capital increase. This amount was composed of (1) the initial measurement on the day of entering into the share subscription agreement for an amount of €39 million which was reported in deferred income and (2) the subsequent re-measurements of the financial asset, reported as financial result under IAS 39—Financial Instruments: recognition and measurement: €30.6 million fair value loss reported in the year 2015 and €57.5 million fair value gain reported in the first quarter of 2016, together a net fair value gain of €26.8 million. This financial asset expired on the effective date of the share subscription agreement and was derecognized and recorded as part of the share premium account.

Available-for-sale financial assets

On July 15, 2016, we invested €2.75 million in a French biopharmaceutical company developing new therapeutics for severe orphan and common neurological diseases, listed on Euronext. Galapagos has no restrictions on the sale of this equity investment and the asset is not pledged under any Galapagos’ liabilities. This investment is classified as available-for-sale equity investment which qualifies for level 1 fair value measurement based upon the closing price of the PXT securities on Euronext at each reporting date.

The market price of those shares might face fluctuations and might be affected by a variety of factors, such as the global economic situation, the business development of competitors, sector mergers and acquisitions; it is difficult to mitigate this risk.

Liquidity risk

Our consolidated balance sheet shows an amount of €211.4 million as accumulated losses on December 31, 2017. Our cash and cash equivalents amounted to €1,151.2 million on December 31, 2017. Cash used in operating activities amounted to €147.0 million for the year ended December 31, 2017.  Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. Based upon our current expected level of operating expenditures and our existing cash and cash equivalents, we believe that we will be able to fund our operating expenses and capital expenditure requirements at least for the next two to three years. We have no credit lines. Such forecasting is based on realistic assumptions with regards to milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

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

Aging balance of receivables that are past due, but that are still considered collectable:

	December 31,
	2017	2016	2015
	(Euro, in thousands)
60 - 90 days		€170	€86
90 - 120 days	€1
more than 120 days		€54	€17

Our cash and cash equivalents are invested primarily in saving and deposit accounts.  For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted at the beginning of the term.

Interest rate risk

The only variable interest-bearing financial instruments are cash and cash equivalents.Changes in interest rates may cause variations in interest income and expenses resulting from short term interest-bearing assets.Management does not expect the short term interest rates to decrease significantly in the immediate foreseeable future, which limits the interest exposure on our cash and cash equivalents.

Effect of interest rate fluctuation

A  100 basis point increase in interest rates at balance sheet date would have increased profit and loss, and equity, by approximately €11.5 million (2016: €10 million; 2015: €3 million); a 100 basis point decrease in interest rates would have decreased profit and loss, and equity, by approximately €11.5 million (2016: €10 million; 2015: €3 million).

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

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	Year ended December 31,
	2017	2016	2015
Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(21,083)	€(16,863)	€506
Increase in Euros - GB Pounds	122	130	164
Increase in Euros - CH Francs	203	165	169
Increase in Euros - HR Kunas	(185)	(95)	(50)
Increase in U.S. Dollars - GB Pounds	€(831)	€(913)	€(907)

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents held in U.S dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of cash at bank and in hand and cash equivalents, financial debt (which currently we barely have: as of December 31, 2017, we had no financial debt other than finance leases, and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

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

33. Auditor’s remuneration

The statutory auditor’s fees for carrying out his mandate at group level amounted to €310.0 thousand in 2017 (2016: €475.0 thousand). The fees for audit-related services executed by the statutory auditor, in particular other assurance engagements primarily related to the performance of the audit or review of the company’s financial statements, amounted to €90.8 thousand in 2017 (2016: €186.0 thousand), of which €13.0 thousand related to legal assignments (2016: €6.2 thousand). Fees for persons related to the statutory auditor for carrying out an auditor’s mandate at group level amounted to €40.0 thousand in 2017 (2016: €40.0 thousand). Other fees related to non-audit fees, in particular IT consulting fees, amounted to €40.5 thousand for the year 2017 (2016: nil). The audit committee and the board of directors are of the opinion that these non-audit services do not affect the independence of the statutory auditor in the performance of his audit. The abovementioned additional fees were fully approved by the audit committee in accordance with article 133 §6 of the Belgian Companies Code.

34. Events after balance sheet date

On March 20, 2018, 298,184 warrants were exercised (with an average exercise price of €13.16 per warrant). This resulted in a share capital increase (including issuance premium) of €3,924.2 thousand and the issuance of 298,184 new ordinary shares. The closing price of our share on March 20, 2018 was €83.72.

EXHIBIT INDEX

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)
1.1#	Articles of Association (English translation), as amended
2.1	Form of Deposit Agreement	Form F‑1/A	333203435	4.1	04/30/2015
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	Form F‑1/A	333203435	4.2	04/30/2015
4.1	Lease dated June 30, 1999 between the registrant and Innotech N.V., as amended (English translation)	Form F‑1	333203435	10.1	04/15/2015
4.2†	Warrant Plans (English translation)	Form F‑1/A	333203435	10.3	05/11/2015
4.3**	Collaboration Agreement dated February 28, 2012 between the registrant and Abbot Hospitals Limited, as amended	Form F‑1/A	333203435	10.4	05/05/2015
4.4**	Collaboration Agreement dated September 23, 2013 between the registrant and AbbVie S.à.r.l.	Form F‑1/A	333203435	10.5	05/05/2015
4.5†	Employment and Management Agreements between Onno van de Stolpe and the registrant and its affiliates (English translation)	Form F‑1	333203435	10.6	04/15/2015
4.6##	Sale & Purchase Agreement dated March 13, 2014 between the registrant and Charles River Laboratories Holding Limited, as amended	Form F‑1	333203435	10.7	04/15/2015
4.7†	Warrant Plan 2015 (B) (English translation)	Form S‑8	333208697	99.1	12/22/2015
4.8**	License and Collaboration Agreement dated December 16, 2015 by and between the registrant and Gilead Biopharmaceutics Ireland Unlimited Company	Form 6‑K	00137384	10.1	01/19/2016
4.9**	Amended and Restated Collaboration Agreement dated April 28, 2016 by and between the registrant and AbbVie S.à.r.l.	Form 6‑K	00137384	10.1	06/01/2016
4.10†	Warrant Plan 2016 (English translation)	Form S‑8	333211834	99.1	06/03/2016
4.11†	Warrant Plan 2016 (B) (English translation)	Form S‑8	333215783	99.1	01/27/2017
4.12†	Warrants Plans 2015 RMV and 2016 RMV (English translation)	Form 20-F	001-37384	4.12	03/23/2017
4.13	Lease Addendum dated April 28, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.13	03/23/2017
4.14†	Warrant Plan 2017 (English translation)	Form S-8	333-218160	99.1	05/22/2017
4.15†#	Warrant Plan 2017 RMV (English translation)
4.16#	Lease Addendum dated December 12, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)
4.17#	Lease Addendum dated July 3, 2017 between the registrant and Intervest Offices & Warehouses NV (English translation)
8.1#	List of subsidiaries of the registrant

Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)
12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1#	Consent of Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA
101.INS#	XBRL Instance Document
101.SCH#	XBRL Taxonomy Extension Schema Document
101. CAL#	XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF#	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB#	XBRL Taxonomy Extension Label Linkbase Document
101.PRE#	XBRL Taxonomy Extension Presentation Linkbase Document

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALAPAGOS NV

/s/ Onno van de Stolpe
By:	Onno van de Stolpe
Title:	Chief Executive Officer (Principal Executive Officer)

Date: March 23, 2018