Form 20-F
period 2018-12-31
GALAPAGOS NV
filed 2019-03-29
CIK 1421876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Ordinary shares, no par value per share: 54,465,421 as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

INTRODUCTION

Unless otherwise indicated or unless the context requires otherwise, “GLPG,” “the company,” “our company,” “we,” “us,” and “our” refer to Galapagos NV and its consolidated subsidiaries.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs;
•	our ability to advance product candidates into, and successfully complete, clinical trials;
•	our reliance on the success of our product candidate filgotinib and certain other product candidates;
•	the timing or likelihood of regulatory filings and approvals;
•	our ability to develop sales and marketing capabilities;
•	the commercialization of our product candidates, if approved;
•	the pricing and reimbursement of our product candidates, if approved;
•	the implementation of our business model, strategic plans for our business, product candidates and technology;
•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;
•	our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties;

•	cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims;
•	regulatory development in the United States, Europe, and other jurisdictions;
•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
•	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;
•	our ability to maintain and establish collaborations or obtain additional grant funding;
•	the rate and degree of market acceptance of our product candidates if approved by regulatory authorities;
•	our financial performance;
•	developments relating to our competitors and our industry, including competing therapies;
•	our ability to effectively manage and anticipate growth;
•	our ability to attract and retain qualified employees and key personnel;
•	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance; and
•	other risks and uncertainties, including those listed in the section of this annual report titled “Item 3.D.—Risk Factors.”

You should refer to the section of this annual report titled “Item 3.D.—Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. In light of the significant risks and uncertainties to which our forward-looking statements are subject, you should not place undue reliance on or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. We discuss many of these risks in greater detail in this annual report. For all forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

This annual report contains market data and industry forecasts that were obtained from third parties and industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this annual report is generally reliable, such information is inherently imprecise.

Please see the Glossary of Terms at the end of Item 4 for definitions of scientific and other terms used in this annual report.

PART I

Item 1       Identity of directors, senior management and advisers

Not applicable.

Item 2       Offer statistics and expected timetable

Not applicable.

Item 3       Key information

A.     Selected financial data

Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected statements of consolidated operations data, selected statements of consolidated financial position and selected statements of consolidated cash flows, each as of December 31, 2018, 2017 and 2016 from the audited consolidated financial statements, which are included herein. We derived the selected statements of consolidated operations data, selected statements of consolidated financial position and selected statements of consolidated cash flows, each as of 2015 and 2014 from our audited consolidated financial statements, which are not included herein.

This data should be read together with, and is qualified in its entirety by reference to, “Item 5—Operating and financial review and prospects” as well as our financial statements and notes thereto appearing elsewhere in this annual report. Our historical results are not necessarily indicative of the results to be expected in the future.

Consolidated statement of operations:

	Year ended December 31,
	2018	2017	2016	2015	2014
	(Euro, in thousands, except share and per share data)
Revenues	€288,836	€127,087	€129,519	€39,563	€69,368
Other income	29,009	28,830	22,093	21,017	20,653
Total revenues and other income	317,845	155,918	151,612	60,579	90,021

Research and development expenses	(322,875)	(218,502)	(139,573)	(129,714)	(111,110)
General and administrative expenses	(35,631)	(24,415)	(21,744)	(19,127)	(13,875)
Sales and marketing expenses	(4,146)	(2,803)	(1,785)	(1,182)	(992)
Restructuring and integration costs	—	—	—	—	(669)
Total operating expenses	(362,652)	(245,720)	(163,103)	(150,023)	(126,646)

Operating loss	(44,807)	(89,802)	(11,491)	(89,444)	(36,624)

Fair value re-measurement of share subscription agreement	—	—	57,479	(30,632)	—
Other financial income	18,335	4,877	9,950	1,987	2,291
Other financial expenses	(2,737)	(30,582)	(1,692)	(1,539)	(867)

Income / loss (-) before tax	(29,209)	(115,507)	54,246	(119,627)	(35,201)

Income taxes	(50)	(198)	(235)	1,218	(2,103)

Net income / loss (-) from continuing operations	(29,259)	(115,704)	54,012	(118,410)	(37,303)

Net income from discontinued operations	—	—	—	—	70,514

Net income / loss (-)	€(29,259)	€(115,704)	€54,012	€(118,410)	€33,211
Net income / loss (-) attributable to:
Owners of the parent	(29,259)	(115,704)	54,012	(118,410)	33,211
Basic income / loss (-) per share	€(0.56)	€(2.34)	€1.18	€(3.32)	€1.10
Diluted income / loss (-) per share	€(0.56)	€(2.34)	€1.14	€(3.32)	€1.10
Basic income/ loss (-) per share from continuing operations	€(0.56)	€(2.34)	€1.18	€(3.32)	€(1.24)
Diluted income/ loss (-) per share from continuing operations	€(0.56)	€(2.34)	€1.14	€(3.32)	€(1.24)
Weighted average number of shares - Basic (in '000 shares)	52,113	49,479	45,696	35,700	30,108
Weighted average number of shares - Diluted (in '000 shares)	52,113	49,479	47,308	35,700	30,108

Condensed consolidated statement of financial position:

	December 31,
	2018	2017	2016	2015	2014
	(Euro, in thousands)
Cash and cash equivalents	€1,290,796	€1,151,211	€973,241	€340,314	€187,712
Total assets	1,439,496	1,286,274	1,083,338	442,514	270,467

Share capital	236,540	233,414	223,928	185,399	157,274
Share premium account	1,277,780	993,025	649,135	357,402	114,182
Total equity	1,214,249	1,011,983	758,701	364,999	206,135
Total non-current liabilities	5,342	102,592	220,846	5,103	3,976
Total current liabilities	219,905	171,699	103,791	72,412	60,356
Total liabilities	225,247	274,291	324,637	77,515	64,332
Total liabilities and equity	€1,439,496	€1,286,274	€1,083,338	€442,514	€270,467

Condensed consolidated statement of cash flows:

	2018	2017	2016	2015	2014
	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€1,151,211	€973,241	€340,314	€187,712	€138,175
Net cash flows generated / used (-) in operating activities	(142,466)	(147,030)	239,403	(114,590)	(75,555)
Net cash flows generated / used (-) in investing activities	(15,914)	(549)	(7,287)	(4,297)	120,606
Net cash flows generated in financing activities	287,876	353,357	395,996	271,370	4,214
Effect of exchange rate differences on cash and cash equivalents	10,089	(27,808)	4,816	118	271
Cash and cash equivalents at end of the period	€1,290,796	€1,151,211	€973,241	€340,314	€187,712

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

Risks related to product development, regulatory approval and commercialization

We are heavily dependent on the success of our product candidate filgotinib. We are also dependent on the success of our other late-stage product candidates, such as our IPF candidates (including GLPG1690 and GLPG1205), GLPG1972, MOR106, and GLPG3312. We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

Filgotinib is currently undergoing Phase 3 studies in rheumatoid arthritis, or RA, Crohn’s disease, or CD,  ulcerative colitis, or UC, as well as a number of Phase 2 Proof of Concept trials by our collaboration partner Gilead. Our business and future success is substantially dependent on our ability to develop, obtain regulatory approval for, and then successfully commercialize our product candidate filgotinib, either alone or in a partnership. Our business and future success also depend on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize our other late-stage product candidates, such as our IPF candidates (GLPG1690 and GLPG1205), GLPG1972, MOR106, and GLPG3312. We initiated the ISABELA 1 and 2 Phase 3 trials for idiopathic pulmonary fibrosis (IPF) with GLPG1690, the NOVESA Phase 2 trial with GLPG1690 in systemic sclerosis (Ssc) and the PINTA Phase 2 trial with GLPG1205 in IPF in 2018; we initiated the ROCCELLA Phase 2b trial with GLPG1972 in osteoarthritis (OA) patients in 2018; we initiated the IGUANA Phase 2 trial in 2018 and the GECKO Phase 2 trial in 2019 with MOR106, a human monoclonal antibody, in patients with atopic dermatitis (AtD), and we initiated a Phase 1 trial with GLPG3312 in 2019. Our product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, a commercial organization, substantial investment and significant marketing efforts before any revenues can be generated from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, the EMA, or any other comparable regulatory authority, and we may never receive such regulatory approval for any of our product candidates. We cannot assure you that our clinical trials for filgotinib, GLPG1690, GLPG1205, GLPG1972, MOR106, or GLPG3312 will be completed in a timely manner, or at all, or that we will be able to obtain approval from the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or any other comparable regulatory authority for any of these product candidates. We cannot be certain that we will advance any other product candidates into clinical trials. If any of filgotinib, GLPG1690, GLPG1205, GLPG1972, MOR106, or GLPG3312 or any future product candidate is not approved and commercialized, we will not be able to generate any product revenues for that product candidate. Moreover, any delay or setback in the development of any product candidate could adversely affect our business and cause the price of the ADSs or our ordinary shares to fall.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we are currently primarily focused on the development of filgotinib, GLPG1690, GLPG1205, GLPG1972, MOR106, and GLPG3312. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

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
•

filgotinib and our other product candidates (except for GLPG1972) are developed to act against targets discovered by us, and because our product candidates are novel mode of action products, they can carry an additional risk regarding desired level of efficacy and safety profile;

•	the FDA, the EMA or other comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
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

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our or our collaboration partners’ failure to obtain regulatory approval to market filgotinib, the CF compounds licensed to AbbVie (as monotherapies and in combination), GLPG1690, GLPG1205, GLPG1972, MOR106, GLPG3312, and/or other product candidates, which would harm our business, results of operations and prospects significantly. In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In certain jurisdictions, regulatory authorities may not approve the price we intend to charge for our products. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

We have not previously submitted an NDA, a BLA, a marketing authorization application, or any similar drug approval filing to the FDA, the EMA or any comparable regulatory authority for any product candidate, and we cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights or share in revenues from the exercise of such rights. If the markets for patient subsets that we are targeting (such as RA, CD, UC, psoriatic arthritis (PsA), ankylosing spondylitis (AS), IPF, SSc, OA, and AtD) are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

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

Based on preclinical findings, we expect that filgotinib, if approved, may have a labeling statement warning female patients of child-bearing age to take precautionary measures of birth control to protect against pregnancy, similar to warnings included with other frequently used medications in RA, such as methotrexate, or MTX.

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

The Phase 3 FINCH program, led by our collaboration partner Gilead, is evaluating 100 mg and 200 mg filgotinib in both males and females in major RA patient populations worldwide. Men and women in both the Phase 3 SELECTION and Phase 3 DIVERSITY trials in UC and CD, respectively, will be randomized to receive placebo, 100 mg or 200 mg filgotinib. In these SELECTION and DIVERSITY trials in the United States, males may receive 200 mg only if they failed conventional therapy, anti-TNF and vedolizumab. The filgotinib Phase 3 programs also contain a dedicated male patient testicular safety study called MANTA.

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

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development. We have never submitted an NDA or BLA.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and preclinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical studies may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of preclinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our product candidates, as well as studies and trials of other products with similar mechanisms of action to our product candidates, may not be predictive of the results of ongoing or future clinical trials. For example, the positive results generated to date in preclinical studies and Phase 1, Phase 2 and Phase 3 clinical trials for filgotinib in RA and the Phase 2 clinical trials for CD, PsA, and AS, do not ensure that later clinical trials will continue to demonstrate similar results or observations, including the remaining Phase 3 studies in RA, UC, and CD currently ongoing and future Phase 3 trials with filgotinib in PsA or AS. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will as well. Based upon negative or inconclusive results, we or our collaboration partners may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

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

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions in which such trials are being conducted, or by the FDA, the EMA or other comparable regulatory authorities, or recommended for suspension or termination by the Data Monitoring Committee, or the DMC, for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA or other comparable regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, including those seen in the class to which our product candidates belong, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. For example, it is possible that safety issues or adverse side effects could be observed in trials for filgotinib in RA, CD, and UC and other current and potential indications in which we investigate it; for GLPG1690 in IPF and Ssc and for GLPG1205 in IPF; for GLPG1972 in OA; for MOR106 in AtD; or for GLPG3312 in inflammation, which could result in a delay, suspension or termination of the ongoing trials of filgotinib (in one or more indications), GLPG1690, GLPG1205, GLPG1972, MOR106, or GLPG3312. If we

experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If filgotinib, GLPG1690, GLPG1205, GLPG1972, MOR106, GLPG3312, or any other product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be materially harmed. For example, if the results of ongoing or future trials for filgotinib do not achieve the primary efficacy endpoints or demonstrate unexpected safety findings, the prospects for approval of filgotinib, as well as the price of the ADSs or our ordinary shares and our ability to create shareholder value could be materially and adversely affected.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropouts among clinical trial participants. We do not know whether any Phase 2, Phase 3, or other clinical trials we or any of our collaboration partners may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates. If we are unable to bring any of our current or future product candidates to market, our ability to create long-term shareholder value will be limited.

We initiated our first clinical study in 2009, and for 12 of our compounds, Phase 2 studies were initiated. Phase 3 studies in RA, CD and UC were initiated by our collaboration partner Gilead for filgotinib. We initiated the ISABELA Phase 3 trials with GLPG1690 in IPF.

The rates at which we complete our scientific studies and clinical trials depend on many factors, including, but not limited to, patient enrollment.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. For example, since IPF is a competitive market with a number of product candidates in development, patients may have other choices with respect to potential clinical trial participation, and we may have difficulty in reaching our enrollment targets. In addition, the relatively limited number of IPF patients worldwide may make enrollment more challenging. Any of these occurrences may harm our clinical trials and by extension, our business, financial condition and prospects.

We may not be successful in our efforts to use and expand our novel, proprietary target discovery platform to build a pipeline of product candidates.

A key element of our strategy is to use and expand our novel, proprietary target discovery platform to build a pipeline of product candidates and progress these product candidates through clinical development for the treatment of a variety of diseases. Although our research and development efforts to date have resulted in a pipeline of product candidates directed at various diseases, we may not be able to develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to develop successfully and to commercialize product candidates, we will face difficulty in obtaining product revenues in future periods, which could result in significant harm to our financial position and adversely affect the price of the ADSs or our ordinary shares.

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

We currently are building a marketing and sales organization. To the extent any of our product candidates for which we maintain commercial rights is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to effectively market and sell any product candidates, or generate product revenues.

We currently are building a marketing and sales organization for the marketing, sales and distribution of pharmaceutical products. In order to commercialize independently any product candidates that receive marketing approval and for which we maintain commercial rights, we would have to build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. In the event of successful development of filgotinib, GLPG1690, GLPG1205, GLPG1972, GLPG3312, or any other product candidates for which we maintain commercial rights, we may elect to build a targeted specialty sales force which will be expensive and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to our proprietary product candidates, we may choose to partner with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. In the instance of filgotinib, under our collaboration agreement with Gilead, under which we exercised our co-promotion option with respect to licensed products, we assume a portion of the co-promotion effort in the United Kingdom, Germany, France, Italy, Spain, the Netherlands, Belgium, and Luxembourg and share equally in the net profit and net losses in these territories instead of receiving royalties in those territories during the period of co-promotion.  If we are unable to enter into collaborations with third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such partner does not devote sufficient resources to the commercialization of our product or otherwise fails in commercialization efforts, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future revenue will be materially and adversely impacted.

Coverage and reimbursement decisions by third-party payers may have an adverse effect on pricing and market acceptance.

There is significant uncertainty related to the third-party coverage and reimbursement of newly approved drugs. To the extent that we retain commercial rights following clinical development, we would seek approval to market our product candidates in the United States, the European Union and other selected jurisdictions. Market acceptance and sales of our product candidates, if approved, in both domestic and international markets will depend significantly on the availability of adequate coverage and reimbursement from third-party payers for any of our product candidates and may be affected by existing and future healthcare reform measures. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that coverage and adequate reimbursement will be available for any of our product candidates, if approved. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, any of our product candidates, if approved. If reimbursement is not available or is available on a limited basis for any of our product candidates, if approved, we may not be able to commercialize successfully any such product candidate. Reimbursement by a third-party payer may depend upon a number of factors, including, without limitation, the third-party payer’s determination that use of a product is:

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
•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts (increased to 70% commencing January 1, 2019 pursuant to the Bipartisan Budget Act of 2018) on negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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

As a result of the 2016 election in the United States, there is great political uncertainty concerning the fate of the ACA and other healthcare laws. The Trump administration has spoken of its desire to repeal the ACA and may seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. There have been a number of changes implemented to date, and additional changes may be adopted in the future. The changes that have already been implemented and any future changes will take time to unfold, and could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the ACA. Such reforms could have an adverse effect on anticipated revenues from therapeutic candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop therapeutic candidates. However, we cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on us. We expect that the ACA, as well as other healthcare reform measures that have been and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product, and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may compromise our ability to generate revenue, attain profitability or commercialize our products.

We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our drug discovery and development efforts may target diseases and conditions that are already subject to existing therapies or that are being developed by our competitors, many of which have substantially greater resources, larger research and development staffs and facilities, more experience in completing preclinical testing and clinical trials, and formulation, marketing and manufacturing capabilities than we do. As a result of these resources, our competitors may develop drug products that render our products obsolete or noncompetitive by developing more effective drugs or by developing their products more efficiently. Our ability to develop competitive products would be limited if our competitors succeeded in obtaining regulatory approvals for product candidates more rapidly than we were able to or in obtaining patent protection or other intellectual property rights that limited our drug development efforts. Any drug products resulting from our research and development efforts, or from our joint efforts with collaboration partners or licensees, might not be able to compete successfully with our competitors’ existing and future products, or obtain regulatory approval in the United States, European Union or elsewhere. Further, we may be subject to additional competition from alternative forms of treatment, including generic or over-the-counter drugs.

In the field of RA, therapeutic approaches have traditionally relied on disease-modifying anti-rheumatic drugs, or DMARDS, such as MTX and sulphasalazine as first-line therapy. These oral drugs work primarily to suppress the immune system and, while effective in this regard, the suppression of the immune system leads to an increased risk of infections and other side effects. Accordingly, in addition to DMARDS, monoclonal antibodies targeting tumor necrosis factor, or TNF, like AbbVie’s Humira, or IL‑6 like Roche’s Actemra, have been developed. These biologics, which must be delivered via injection, are currently the standard of care as first- and second-line therapies for RA patients who have an inadequate response to DMARDS. Xeljanz (tofacitinib citrate), marketed by Pfizer, was approved in November 2012 by the FDA and in March 2017 by the EMA as an oral treatment for the treatment of adult patients with RA who have had an inadequate response to, or who are intolerant of, MTX. Xeljanz is the first Janus kinase, or JAK, inhibitor for RA approved for commercial sale in the United States. Olumiant, a once-daily JAK1/2 inhibitor (baricitinib) marketed by Lilly was approved by the EMA in 2017 and by the FDA in 2018. We are aware of other JAK inhibitors in development for patients with RA, including, a JAK3/2/1 inhibitor called ASP015k which is being developed in Japan by Astellas, and a JAK inhibitor called upadacitinib which has been submitted for approval in RA by AbbVie. Our collaboration partner Gilead completed and reported results of FINCH 2, a Phase 3 trial for filgotinib, in 2018. We expect that filgotinib, which we are developing to treat patients with moderate to severe RA who have an inadequate response to MTX, will compete with all of these therapies. If generic or biosimilar versions of these therapies are approved we would expect to also compete against these versions of the therapies.

In the field of inflammatory bowel disease, or IBD, first line therapies are oral (or local) treatments with several low-cost generic compounds like mesalazine, more effective in UC and azathioprine, more effective in CD. Steroids like budesonide are used in both UC and CD. Companies like Santarus have developed controlled-release oral formulation with the aim to have local intestinal delivery of budesonide thereby limiting systemic side effects. For more advanced therapy, monoclonal antibodies with various targets such as TNF and more recently, integrins by vedolizumab (Entyvio), marketed by Takeda, and ustekinumab, marketed by Johnson & Johnson, are approved. We are also aware of other biologics in clinical development for these indications, such as: ozanimod, which is being developed by Celgene and has shown efficacy in a Phase 2 trial in UC and CD. There are also several novel oral treatments being explored in Phase 2 and Phase 3. Pfizer’s Xeljanz was approved by the FDA for use in UC in 2018. The large number of treatments for UC, and somewhat less for CD, presents a substantial level of competition for any new treatment entering the IBD market. Gilead, under our collaboration agreement, initiated a Phase 3 trial for filgotinib for CD in November 2016 and a Phase 2b/3 trial for filgotinib for UC in December 2016, with this converting to a Phase 3 trial after a planned futility analysis in 2018. We expect that filgotinib, which we are developing to treat patients with moderately to severely active CD and UC, will compete with all of these therapies. If generic or biosimilar versions of these therapies are approved, we would expect to also compete against these versions of the therapies.

In the field of IPF there are two approved disease-modifying drugs: pirfenidone (Esbriet), marketed by Roche, and nintedanib (Ofev), marketed by Boehringer Ingelheim. These drugs prolong life for IPF patients by months, leaving an unmet medical need for those developing disease-modifying drugs in this field. Fibrogen has pamrevlumab and Prometic has PBI-4050 in Phase 3 development in IPF, and several Phase 2 trials are underway with various mechanisms. In the field of SSc, other companies with trials running in SSc include Corbus Pharmaceuticals, currently in Phase 3. In March 2019, Boehringer-Ingelheim announced that it has filed for regulatory approval with the FDA and EMA for the use of nintedanib in patients with systemic sclerosis associated interstitial lung disease (SSc-ILD). According to the company, approximately 25% of SSc patients develop significant pulmonary involvement within three years of diagnosis. Boehringer-Ingelheim indicated that clinical results relating to nintedanib in SSc-ILD will be shared with the scientific community during the American Thoracic Society Congress (ATS; May 2019).

In the field of OA, there are currently no disease-modifying drugs approved. Current treatment involves weight loss, physical therapy, and pain management. Medivir announced in September 2017 that a trial in patients with knee OA with MIV-711, a cathepsin K inhibitor, demonstrated structural benefit.  Merck KGaA has observed positive results in Phase 2 with sprifermin, an intra-articular recombinant human fibroblast growth factor 18 compound.

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

We are a clinical-stage biotechnology company and we have not yet generated any product income. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been limited to developing our technology and undertaking preclinical studies and clinical trials of our product candidates, including filgotinib, GLPG1690, GLPG1205, GLPG1972, MOR106, and GLPG3312. We may not have the ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never be profitable.

We have incurred significant operating losses since our inception in 1999. We reported net profits of €54.0 million for the year ended December 31, 2016, net losses of €115.7 million for the year ended December 31, 2017, and net losses of €29.3 million for the year ended December 31, 2018. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital. In January 2016, Gilead made an equity investment in Galapagos through a subscription of new ordinary shares, which resulted in a positive non-cash fair value gain of €57.5 million in the financial result of 2016, contributing significantly to net profits recorded in 2016. We expect to continue incurring significant research, development and other expenses related to our ongoing operations, and to continue incurring operating losses for the foreseeable future. We also expect these losses to increase, due to higher costs of later stage development, as we continue our development of, and to seek regulatory approvals for, our product candidates.

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

Our operations have consumed substantial amounts of cash since inception. We are currently conducting clinical trials for filgotinib, GLPG1690, GLPG1205, GLPG1972, MOR106, and GLPG3312. Developing pharmaceutical product candidates, including conducting clinical trials, is expensive. We will require substantial additional future capital in order to complete clinical development and, if we are successful, to commercialize any of our current product candidates. If the FDA, or any other comparable regulatory agency, such as the EMA, requires that we perform studies or trials in addition to those that we currently anticipate with respect to the development of our product candidates, or repeat studies or trials, our expenses would further increase beyond what we currently expect, and any delay resulting from such further or repeat studies or trials could also result in the need for additional financing.

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
•

the willingness of the FDA, EMA and other comparable regulatory authorities to accept our clinical trials and preclinical studies and other work as the basis for review and approval of product candidates;

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

The collaboration arrangements that we have established, and any collaboration arrangements that we may enter into in the future may not ultimately be successful, which could have a negative impact on our business, results of operations, financial condition and growth prospects. If we collaborate with a third party for development and/or commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. It is possible that a collaboration partner may not devote sufficient resources to the development or commercialization of our product candidate or may otherwise fail in development or commercialization efforts, in which event the development and commercialization of such product candidate could be delayed or terminated and our business could be substantially harmed. In particular, we are heavily dependent on Gilead for its further development of our product candidate filgotinib. Gilead may not devote sufficient resources or give sufficient priority to the filgotinib program. Our collaborators may not elect to advance the product candidates on which we collaborate. For example, Gilead may not be successful in the further development and commercialization of filgotinib, even when they do devote resources and prioritize their efforts for filgotinib.

In addition, the terms of any collaboration or other arrangement that we establish may not be favorable to us or may not be perceived as favorable, which may negatively impact the trading price of the ADSs or our ordinary shares. In some cases, we may be responsible for continuing development of a product candidate or research program under a collaboration and the payment we receive from our collaboration partner may be insufficient to cover the cost of this development. Moreover, collaborations and sales and marketing arrangements are complex and time consuming to negotiate, document and implement, and they may require substantial resources to maintain.

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

We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon CROs to monitor and manage data for our preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and we control only certain aspects of their activities. We and our CROs also rely upon clinical sites and investigators for the performance of our clinical trials in accordance with the applicable protocols and applicable legal and regulatory requirements and scientific standards. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol and applicable legal and regulatory requirements and scientific standards, and our reliance on CROs as well as clinical sites and investigators does not relieve us of our regulatory responsibilities. We are required to, and do, have mechanisms in place to adequately manage, oversee and control our clinical trials, including selection of CROs, auditing activities, strong focus on set-up (during which deliverables, timelines and roles and responsibilities are defined), and strong oversight during the conduct of clinical trials. We, our CROs, as well as the clinical sites and investigators are required to comply with current GCPs, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, investigators and clinical sites. If we, any of our CROs or any of the clinical sites or investigators fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. We also cannot assure you that our CROs, as well as the clinical sites and investigators, will perform our clinical trials in accordance with the applicable protocols as well as applicable legal and regulatory requirements and scientific standards, or report the results obtained in a timely and accurate manner. In addition to GCPs, our clinical trials must be conducted with products produced under cGMP regulations. While we have agreements governing activities of our CROs, we have limited influence over the actual performance of our CROs as well as the performance of clinical sites and investigators. In addition, significant portions of the clinical trials for our product candidates are and will continue to be conducted outside of Belgium, which will make it more difficult for us to monitor CROs as well as clinical sites and investigators and perform visits of our clinical sites, and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials in accordance with the applicable protocols and compliance with applicable regulations, including GCPs. Failure to comply with applicable protocols and regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process.

Some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors, or if we are liquidated.

If any of our relationships with these CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our preclinical and clinical programs. If CROs do not carry out their contractual duties or obligations successfully or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure (including by clinical sites or investigators) to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase substantially and our ability to generate revenues could be delayed significantly.

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

We rely completely on third parties to manufacture our preclinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any approved product candidate.

If, for any reason, we were to experience an unexpected loss of supply of our product candidates or placebo or comparator drug used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our product candidates are subject to the FDA’s, EMA’s and other comparable regulatory authorities’ pre-approval inspections that will be conducted after we submit our NDA or BLA to the FDA or the required approval applications to any other relevant regulatory authority. We monitor, but do not control,  the implementation of the manufacturing process of, but are completely dependent on, our contract manufacturers or other third-party manufacturers for compliance with cGMP regulatory requirements for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, EMA or others, we will not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition, we monitor, but do not control, the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or other comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates or if it withdraws any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

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

Our commercial success depends on obtaining and maintaining proprietary rights to our product candidates for the treatment of RA, CD, UC,  IPF, OA, AtD, and other diseases, as well as successfully defending these rights against third-party challenges. We will only be able to protect our product candidates, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our product candidates is uncertain due to a number of factors, including:

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

Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. We may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forgo patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Moreover, in some circumstances, we do not have the right to control the preparation, filing or prosecution of patent applications, or to maintain the patents, covering technology subject to our collaboration or license agreements with third parties. For example, in our alliance with Servier for GLPG1972, Servier has the right to control prosecution and maintenance of any patent rights related to GLPG1972 in all territories outside the U.S., and we have the right to control prosecution and maintenance of any patent rights related to GLPG1972 in the U.S.  Similarly, in our alliance with Novartis and MorphoSys, Novartis has the right to control prosecution and maintenance of any patent rights related to MOR106.  In addition, in some circumstances, our counterparty has the right to enforce the patent rights subject to the applicable agreement without our involvement or consent or to otherwise control the enforcement of such patent rights. For example, under our collaboration agreement with Novartis and MorphoSys for MOR106, Novartis controls the enforcement of the patent rights subject to the agreement, although we may elect to participate in such enforcement proceedings and under our collaboration agreement with Gilead, Gilead controls any litigation on our patents for filgotinib. Therefore, these patents and patent applications may not be prosecuted or enforced in a manner consistent with the best interests of our business.

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

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaboration partners that provide for the ownership of intellectual property arising from our collaborations. Some of these agreements provide that we must negotiate certain commercial rights with collaboration partners with respect to joint inventions or inventions made by our collaboration partners that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from the collaboration with a third-party collaboration partner, or if disputes otherwise arise with respect to the intellectual property developed in the framework of the collaboration, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business.

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

•

the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services;

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

•

The U.S. federal Physician Payments Sunshine Act which requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the CMS information related to payments or transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as information regarding ownership and investment interests held by the physicians described above and their immediate family members; and

•

analogous state and laws and regulations in other jurisdictions, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payers, including private insurers, and state and laws in other jurisdiction governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of the ADSs or our ordinary shares could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources. Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of the ADSs or our ordinary shares. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal control over financial reporting from our independent registered public accounting firm.

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

Many third party vendors support our business processes and require access to sensitive information in the course of their work supporting our operations. Despite clear guidance, supporting processes and requirements and audits of our third party vendors, the risk that such vendors could be susceptible to cybersecurity or personal data breaches continues to be present. Any such breach could result in the unauthorized access, disclosure, or other loss of proprietary, personal or other sensitive information, or other disruption to our business and operations.

We may fail to comply with evolving European and other privacy laws.

In Europe, Directive 95/46/EC of the European Parliament and of the Council of October 24, 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the Directive, and Directive 2002/58/EC of the European Parliament and of the Council of July 12, 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector (as amended by Directive 2009/136/EC), or the e-Privacy-Directive, have required the European Union, or EU member states, to implement data protection laws to meet strict privacy requirements. Violations of these requirements can result in administrative measures, including fines, or criminal sanctions. The e-Privacy Directive will likely be replaced in time by a new e-Privacy Regulation which may impose additional obligations and risk for our business.

Beginning on May 25, 2018, the Directive was replaced by Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, or the GDPR. The GDPR imposes a broad range of strict requirements on companies subject to the GDPR, such as us, including requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area, or the EEA, including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record-keeping. The GDPR increases substantially the penalties to which we could be subject in the event of any non-compliance, including fines of up to 10,000,000 Euros or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to 20,000,000 Euros or up to 4% of our total worldwide annual turnover for more serious offenses. Given the new law, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law.

In particular, national laws of member states of the EU are in the process of being adapted to the requirements under the GDPR, thereby implementing national laws which may partially deviate from the GDPR and impose different obligations from country to country, so that we do not expect to operate in a uniform legal landscape in the EU. Also, in the field of handling genetic data, the GDPR specifically allows national laws to impose additional and more specific requirements or restrictions, and European laws have historically differed quite substantially in this field, leading to additional uncertainty.

We must also ensure that we maintain adequate safeguards to enable the transfer of personal data outside of the EEA, in particular to the United States in compliance with European data protection laws. We expect that we will continue to face uncertainty as to whether our efforts to comply with our obligations under European privacy laws will be sufficient. If we are investigated by a European data protection authority, we may face fines and other penalties. Any such investigation or charges by European data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or pharmaceutical collaboration partners. We may also experience hesitancy, reluctance, or refusal by European or multi-national clients or pharmaceutical partners to continue to use our products due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law, including the GDPR. Such clients or pharmaceutical collaboration partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

Business interruptions could delay us in the process of developing our product candidates.

Loss of our laboratory facilities through fire or other causes could have an adverse effect on our ability to continue to conduct our business. We currently have insurance coverage to compensate us for such business interruptions; however, such coverage may prove insufficient to compensate us fully for the damage to our business resulting from any significant property or casualty loss to our facilities.

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

The United Kingdom held a referendum on June 23, 2016 in which a majority voted for the United Kingdom’s withdrawal from the European Union or “Brexit.” As a result of this vote, negotiations commenced, and on March 29, 2017 the United Kingdom formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. While the United Kingdom’s withdrawal from the European Union is expected to take effect shortly after the date of this report, significant uncertainty remains regarding the future relationship between the United Kingdom and the European Union, in particular if the United Kingdom and the European Union fail to reach agreement on the terms of such withdrawal, a “No-Deal Brexit.”

The effects of Brexit have been and are expected to continue to be far-reaching. Brexit and the perceptions as to its impact may adversely affect business activity and economic conditions in Europe and globally and could continue to contribute to instability in global financial and foreign exchange markets. Brexit could also have the effect of disrupting the free movement of goods, services and people between the United Kingdom and the European Union; however, the full effects of Brexit are uncertain and will depend on any agreements the United Kingdom may make to retain access to European Union markets. In the event of a No-Deal Brexit, we anticipate incurring additional costs for customs duties and declarations, and handling and storage of supplies.

In addition, we expect that Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replicate or replace. If the United Kingdom significantly alters its regulations affecting the pharmaceutical industry, we could face significant new costs. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations. Altered regulations could also add time and expense to the process by which our product candidates receive regulatory approval in the United Kingdom and European Union. Similarly, it is unclear at this time what impact Brexit will have on our intellectual property rights and the process for obtaining, maintaining and defending such rights. It is possible that certain intellectual property rights, such as trademarks, granted by the European Union will cease being enforceable in the United Kingdom absent special arrangements to the contrary, and we are required to refile our trademark applications domestically in the United Kingdom.

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

At December 31, 2018, we had cumulative carry forward tax losses of €305.6 million in Belgium, €57.8 million in France, and €10.8 million related to the other entities of our company. These are available to carry forward and offset against future taxable income for an indefinite period in Belgium and France, but €10.8 million of these tax loss carryforwards in Switzerland, Croatia and the United States will expire between 2019 and 2030. If we are unable to use tax loss carryforwards to reduce future taxable income, our business, results of operations and financial condition may be adversely affected. As a company active in research and development in Belgium and France, we have benefited from certain research and development incentives including, for example, the Belgian research and development tax credit and the French research tax credit ( crédit d’impôt recherche ). These tax credits can be offset against Belgian and French corporate income tax due, respectively. The excess portion may be refunded as from the end of a five-year fiscal period for the Belgian research and development incentive, and at the end of a three-year fiscal period for the French research and development incentive. The research and development incentives are both calculated based on the amount of eligible research and development expenditure. The Belgian tax credit represented €5.8 million for the year ended December 31, 2016, €11.2 million for the year ended December 31, 2017 and €11.3 million for the year ended December 31, 2018. The French tax credit amounted to €9.5 million for the year ended December 31, 2016, €10.3 million for the year ended December 31, 2017 and €9.3 million for the year ended December 31, 2018. The Belgian and/or French tax authorities may audit each research and development program in respect of which a tax credit has been claimed and assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and, should the Belgian and/or French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the Belgian and/or the French government decide to eliminate, or reduce the scope or the rate of, the research and development incentive benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

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

When taken in combination with tax losses carried forward and research and development incentives mentioned above, we expect that this will result in a long-term low rate of corporation tax for us. It should be noted however that the Belgian corporate income tax reform introduced as of assessment year 2019 a de facto minimum taxable base, whereby the existing tax attributes have to be allocated into two so-called “baskets”: a first basket which contains the tax deductions that can be applied without any restrictions and a second basket which contains the tax deductions that are subject to restrictions. The first basket contains (in order of deduction) the non-taxable items (such as deductible gifts), current year dividends received deduction, or DRD, grandfathered patent income deduction, or PID, current year IID and investment deduction. The second basket contains (in order of deduction and subject to the restrictions as mentioned hereunder) the current year notional income deduction, or NID, DRD carry-forward, IID carry-forward, tax loss carry-forward , unlimited NID carry-forward and NID carry forward subject to the seven-year limitation. The taxable base can be reduced without any limitation with the deductions contained in the first basket. Any remaining taxable basis below € 1 million can be fully compensated with deductions contained in the second basket. If the remaining taxable basis exceeds € 1 million, the excess above € 1 million can only be compensated with deductions of the second basket up to 70%. Such minimum taxable basis may have an impact on our future cash flows. At the end of 2018 we had €195.4 million of carry-forward IID in Belgium.

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

We have received several technological innovation grants to date, totaling €30.7 million as of December 31, 2018, to support various research programs from an agency of the Flemish government to support technological innovation in Flanders. These grants carry clauses which require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. If we fail to comply with our contractual obligations under the applicable technological innovation grant agreements, we could be forced to repay all or part of the grants received. Such repayment could adversely affect our ability to finance our research and development projects. In addition, we cannot ensure that we will then have the additional financial resources needed, the time or the ability to replace these financial resources with others.

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

The “Tax Cuts and Jobs Act” that was enacted in December 2017 significantly reformed the Internal Revenue Code of 1986, as amended. The Tax Cuts and Jobs Act, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest and net operating loss carryforwards, allows for the expensing of capital expenditures, and puts into effect the migration from a “worldwide” system of taxation to a territorial system. We continue to examine the impact this tax reform legislation may have on our U.S. business.

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

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the public market, the trading price of the ADSs could decline significantly. As of March 15, 2019, 54,465,421 shares were eligible for sale in the public market, 563,765 of which shares were held by directors, executive officers and other affiliates and are subject to volume limitations under Rule 144 under the Securities Act. In addition, the ordinary shares subject to outstanding warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. We have filed registration statements on Form S‑8 with the SEC covering ordinary shares available for future issuance under our warrant plans. Sales of a large number of the shares issued under these plans in the public market could have an adverse effect on the market price of the ADSs.

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

The implementation of the recent reform of the Belgian companies code may adversely affect the rights of our shareholders.

Recently a new Belgian companies code was approved by the Belgian Parliament entering into force on May 1, 2019. For existing companies like us there is a transition regime providing for a staggered applicability of the new provisions. Certain parts of the new code will apply to us as of January 1, 2020. The full transition must be completed by the earlier of (i) the next extraordinary shareholders’ meeting that amends our articles of association or (ii) January 1, 2024.  On the date of this report, we have not yet initiated or implemented any changes as a result of such new companies code. However, we or our shareholders may propose changes to our articles of association following the entry into force of the new Belgian companies code that could impact our shareholders’ rights.

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

In accordance with the Belgian Companies Code, our articles of association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis for any issue for cash of new shares, convertible bonds or warrants that are exercisable for cash, unless such rights are cancelled or limited either by resolution of our shareholders’ meeting or by our board of directors in the framework of the authorized capital, as described below. On April 25, 2017, our shareholders authorized our board to increase our share capital (possibly with cancellation or limitation of the preferential subscription rights of our existing shareholders at the discretion of our board), subject to certain limitations, for a period of five years. We refer to this authority for our board to increase our share capital as our authorized capital. As of the date of this annual report, our board of directors may decide to issue up to 11,064,336 ordinary shares pursuant to this authorization, without taking into account however subsequent issuances under our warrant programs or otherwise. Please see the section of this annual report titled “Item 10.B.—Memorandum and Articles of Association.” Absent renewal by our shareholders of this authorization of the board or absent cancellation or limitation by our shareholders of the preferential subscription rights of our existing shareholders, the requirement to offer our existing shareholders the preferential right to subscribe, pro rata, for new shares being offered may as a practical matter preclude us from timely raising capital on commercially acceptable terms or at all.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2019.

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

We believe that we should not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2018 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were a PFIC for our 2018 taxable year, this could result in adverse U.S. tax consequences to certain U.S. holders.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Our status as a PFIC depends on the composition of our income and the composition and value of our assets (for which purpose the total value of our assets may be determined in part by reference to the market value of the ADSs and our ordinary shares, which are subject to change) from time to time. If we are a PFIC for any taxable year, certain U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, losing the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. See “Item 10.E.—Taxation—Certain Material U.S. Federal Income Tax Considerations to U.S. Holders—Passive Foreign Investment Company Considerations.”

Based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, we believe that we should not be a PFIC for our 2018 taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years. We do not currently intend to provide the information necessary for U.S. holders to make a “qualified electing fund,” or QEF, election if we are treated as a PFIC for any taxable year, and prospective investors should assume that a QEF election will not be available.

We believe that we were not a controlled foreign corporation, or CFC, for U.S. federal income tax purposes for the 2018 taxable year. If we were to qualify as a CFC, this could result in adverse U.S. federal income tax consequences to certain U.S. holders.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents and royalties, gains from the sale of securities and income from certain transactions with related parties. For tax years beginning after December 31, 2017, each Ten Percent Shareholder of a CFC is also required to include in income such Ten Percent Shareholder’s share of “global intangible low-taxed income” with respect to such CFC. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. A non-U.S. corporation generally will be classified as a CFC for United States federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation. For tax years beginning after December 31, 2017, the Tax Reform Act (as defined below) expands the definition of a Ten Percent Shareholder to be a United States person (as defined by the Code) who owns or is considered to own 10% or more of the total (1) combined voting power of all classes of stock entitled to vote of such corporation or (2) value of all classes of stock of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. In addition, recent changes pursuant to U.S. tax reform to the attribution rules relating to the determination of CFC status may make it difficult to determine our CFC status for any taxable year.

We do not believe that we were a CFC for the taxable year ended December 31, 2018. Furthermore, because of recent changes pursuant to the Tax Cuts and Jobs Act, it is possible that our non-United States subsidiaries will be CFCs for the taxable year ended December 31, 2018 (or future taxable years) even if we are not a CFC for such taxable year(s). However, we cannot provide any assurances regarding our status or the status of our subsidiaries as a CFC for the 2018 taxable year or any future taxable years. U.S. holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC, we generally will not be treated as a PFIC with respect to those U.S. holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

Item 4     Information on the Company

A.     History and development of the Company

Our legal and commercial name is Galapagos NV. We are a limited liability company incorporated in the form of a “naamloze vennootschap” / “société anonyme” under Belgian law. We were incorporated in Belgium on June 30, 1999 for an unlimited duration. We are registered with the Register of Legal Entities (Antwerp, division Mechelen) under the enterprise number 0466.460.429. Our principal executive and registered offices are located at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium and our telephone number is +32 15 342 900. Our agent for service of process in the United States is C T Corporation System, located at 28 Liberty Street, New York, New York, 10005, United States of America.

Our fiscal year ends December 31. We also maintain a corporate website at www.glpg.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference.

Our actual capital expenditures for the years ended December 31, 2016, 2017, and 2018 amounted to €4.8 million, €7.4 million, and €13.7 million respectively. These capital expenditures primarily consisted of laboratory equipment, leasehold improvements and intangible assets. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2019 to be financed from our cash reserves. For more information on our capital expenditures, see the section of this annual report titled “Item 6.B.—Liquidity and capital resources—capital expenditures.”

B.     Business overview

We are an integrated biopharmaceutical company active in the discovery, development, and preparation for future commercialization of medicines with novel modes of action, addressing disease areas of high unmet medical need. Our pipeline comprises programs ranging from discovery to Phase 3 clinical trials in inflammation, fibrosis, osteoarthritis (OA), and other indications. Our highly flexible discovery platform is applicable across many therapeutic areas. Our clinical stage programs include: filgotinib, which is currently in Phase 3 trials in rheumatoid arthritis (RA), Crohn’s disease (CD), and ulcerative colitis (UC) and in Phase 2 trials in multiple additional indications; GLPG1690, our fully proprietary autotaxin (ATX) inhibitor, which is currently in the ISABELA 1 & 2 pivotal trials for idiopathic pulmonary fibrosis (IPF) and the NOVESA Phase 2 proof of concept trial in systemic sclerosis (SSc); GLPG1205, our fully proprietary GPR84 inhibitor, which is currently in the PINTA Phase 2 proof of concept trial in IPF; GLPG1972, which is in the ROCCELLA global Phase 2 trial in OA patients; MOR106, which is being evaluated in Phase 1 and 2 trials in atopic dermatitis (AtD) patients; and the Toledo molecule GLPG3312, aimed at a novel class of targets discovered by us and currently in Phase 1 clinical development. Almost exclusively these programs are based on inhibiting targets which were identified using our proprietary target discovery platform. Please see “—Glossary of terms” for terms used in this section.

We have collaborations with Gilead for filgotinib, with Servier for GLPG1972, and with MorphoSys and Novartis for MOR106. In 2018 we outlicensed our CF programs to AbbVie. For more information on our collaborations, see “—Collaborations.” The following table highlights key aspects of our development program indication areas at the beginning of 2019:

Lead programs

Filgotinib: selective JAK1 inhibitor with a potential best-in-class product profile

Based on results from our Phase 2 trials and the FINCH Phase 3 trials, we believe that filgotinib is a promising candidate for the treatment of RA, CD, and potentially other inflammatory diseases. We are party to an exclusive collaboration agreement with Gilead to develop and commercialize filgotinib in multiple diseases. Under the terms of the collaboration, Gilead is primarily responsible for development and seeking regulatory approval of the licensed product. We are required to use commercially reasonable efforts as requested by Gilead to assist Gilead with certain development activities. Gilead initiated Phase 3 clinical programs in RA, CD, and UC in 2016, and we and Gilead initiated Phase 2 trials with filgotinib in additional indications in 2017, with the first readouts from these trials reported in 2018. The following table highlights our filgotinib program and status at the time of this report publication:

Building a filgotinib franchise

Area	Phase 1	Phase 2	Phase 3	Status
rheumatoid arthritis				fully recruited
Crohn's disease				recruiting
ulcerative colitis				recruiting
ankylosing spondylitis				study completed
psoriatic arthritis				study completed
small bowel CD				recruiting
fistulizing CD				recruiting
Sjögren's				fully recruited
cutaneous lupus				recruiting
lupus nephropathy				recruiting
uveitis				recruiting

Markets for inflammation drugs are considerable and growing. We estimate that the inflammation market could grow to approximately $65 billion by 2027, driven by new drugs filling the current unmet need for oral, monotherapy treatments with a rapid response, and higher efficacy maintained over time. RA remains the largest single market indication, which we estimate to be approximately $30 billion, with the other main markets combined representing a slightly larger opportunity than in RA:

Based on the Phase 2 and 3 data observed with filgotinib in RA and Phase 2 data in CD, AS, and psoriatic arthritis (PsA) thus far, we believe that filgotinib has the potential to improve treatment standards substantially in RA, inflammatory bowel diseases (IBD), AS, and PsA. Compared with biologic agents, filgotinib is orally administered, with a rapid onset, sustained response, and potential for monotherapy. American College of Rheumatology (ACR) scores with filgotinib in Phase 2 and 3 trials in RA patients are encouraging, and CDAI remission and SES-50 scores are similarly promising with filgotinib in a Phase 2 trial in CD patients who are naïve to TNF therapy. ACR and enthesitis scores were encouraging with filgotinib in PsA in the EQUATOR Phase 2 trial, while spine mobility and function were significantly improved with filgotinib in AS patients in the TORTUGA Phase 2 trial. Filgotinib is highly selective for JAK1, resulting in favorable tolerability so far, including low rates of infection reported in all trials.

Our filgotinib program in RA

RA is a chronic autoimmune disease that affects approximately more than three million patients in the United States and Europe. RA is characterized by inflammation and degeneration of the joints. Patients suffer from pain, stiffness, and restricted mobility due to a persistent inflammation of multiple joints, ultimately resulting in irreversible damage of the joint cartilage and bone. According to GlobalData, sales of RA therapeutics across the 10 main healthcare markets was $21.7 billion in 2017, with the current market being dominated by injectable, biological therapies. Biologics, mostly TNF therapies, often lose their effect over time, so there continues to be a considerable unmet need with regard to efficacy, safety, and convenience of use with existing treatments.

New oral therapies that target the Janus kinase (JAK) signaling pathway are emerging to treat inflammatory diseases; some JAK inhibitors, however, are associated with a range of side effects, including aberrations in low-density lipoprotein, or LDL, cholesterol and red blood and NK cell counts. We discovered JAK1 in an inflammation target discovery assay in 2003 and subsequently discovered filgotinib as a JAK1 specific small molecule inhibitor. In a human whole blood assay we demonstrated that filgotinib, with a nearly 30-fold selectivity for JAK1 over JAK2 and for JAK1 over JAK3. These findings were independently corroborated by Dr. Iain McInnes at the 2017 Annual Meeting of the ACR.

We believe the high selectivity of filgotinib for JAK1 may allow for a positive efficacy profile, with an improved safety profile for filgotinib due to the improved selectivity over JAK2 and JAK3.

Our clinical results for filgotinib for RA

Clinical trials to date have shown that filgotinib is well-tolerated, with atherogenic index improvement, absence of anemia, low infection rates and low incidence of deep venous thrombosis and pulmonary embolisms. We believe its once-a-day oral dosage and its low risk for drug-drug interactions could make it convenient for patient use.

We reported data from DARWIN 1 & 2 Phase 2b dose-range finding clinical trials in 2015; these findings were published in the Annals of Rheumatological Diseases (Westhovens et al 2016 and Kavanaugh et al 2016). Both trials were double-blind, placebo-controlled for 24 weeks of treatment in patients with moderate to severe RA who showed an inadequate response to methotrexate. DARWIN 1 (594 patients) evaluated filgotinib as an addition to methotrexate, as once- and twice-daily administration (once-daily and twice-daily dosing, respectively) at three daily dose levels. DARWIN 2 (283 patients) evaluated filgotinib as once-daily monotherapy administration (once-daily dosing) at three dose levels. Both trials achieved the primary endpoints (ACR20). Overall, there was no statistically relevant difference between the once-daily and twice-daily dosing regimens in DARWIN 1. Both trials showed a rapid onset of activity, as of week one for ACR and DAS28(CRP) responses. In DARWIN 1 (200 mg twice-daily) and in DARWIN 2 (100 mg once-daily) up to 50% of the patients reached low disease activity or remission. The 100 mg and 200 mg once-daily doses achieved similar levels of activity overall. Tolerability data in both DARWIN 1 and 2 trials was similarly encouraging with a low rate of discontinuations (3.9% of dosed patients). No malignancies, tuberculosis, major adverse cardiac events, opportunistic infections or deaths were reported. On the basis of preclinical findings, males in the United

States were restricted by the FDA to the 100 mg dose for DARWIN 1 and 2. Male reproductive hormones consequently were monitored in male patients taking 200 mg in DARWIN 1 and 2 outside the United States. No clinically significant changes or discontinuations were observed for male reproductive hormones in either trial.

Consistent with its selective JAK1 inhibition, filgotinib treatment led to an improvement in  hemoglobin (DARWIN 1  up to  0.5 g/dL, or a 4%  increase from baseline, DARWIN 2  up to  0.4 g/dL, or 3.6% increase from baseline). In DARWIN  1, all  lipid fractions including HDL and LDL increased, with the largest percentage increase in HDL, while in DARWIN 2 similar  increases in LDL and HDL were maintained. Neutrophil levels remained stable after  initial decline to mid-normal range at  week four. Neither lymphocytes nor liver  enzymes were impacted by treatment with filgotinib in either trial.  Filgotinib has shown the lowest rates of infection, deep venous thrombosis (DVT) and pulmonary embolisms  per 100 patient year experience (PYE) versus other JAKs and other therapy types thus far in RA, based on our review of published studies of such therapies:

Low incidence of DVT and infections

event per 100 PYE	filgotinib	baricitinib	tofacitinib	upadacitinib	tocilizumab	adalimumab
	50-200 mg	2 and 4 mg QD	5 mg BID	6 and 12 mg BID	4 and 8 mg/kg	
	DARWIN3 wk132	Genovese *et al* ACR2017	Wollenhaupt ACR 2017	Genovese ACR2017	Genovese ACR 2012	Burmester 2011
patient year exp.	**2,042**	**6,637**	**5,278**	**725**	**14,994**	**23,943**
serious infection	**1.0**	**2.9**	**2.4**	**2.3**	**4.5**	**4.6**
herpes zoster	**1.5**	**3.2**	**3.8**	**3.7**	ND	ND
DVT/PE	2/2,042* **0.1**	31/6,754 **0.5**	3/1,849 **0.2**	5/725 **0.7**	ND	ND
deaths	**0.2**	**0.3**	**0.6**	**0.3**	**0.6**	**0.8**

*: one single patient experiencing DVT and PE
DVT/PE = deep venous thrombosis/pulmonary embolism
Note: data not from head-to-head studies, comparisons may not be accurate
Tofacitinib DVT/PE data from Mease, ACR2017 (5mg bd), and death data from 2012 FDA Medical review
Baricitinib: DVT/PE Weinblatt ACR 2017

FINCH Phase 3 program with filgotinib in RA

In August 2016, Gilead initiated the FINCH global Phase 3 program investigating the efficacy and safety of 100 mg and 200 mg filgotinib once daily, in RA patient populations, ranging from early stage to biologic-experienced patients:

FINCH 1 is an ongoing 52‑week, randomized, placebo- and adalimumab-controlled trial in combination with methotrexate (MTX) enrolling 1,759 adult patients with moderately to severely active RA who have had inadequate response to MTX. The primary endpoint is ACR20 at week 12. The trial includes radiographic assessment at weeks 24 and 52. We and Gilead reported on 28 March 2019 that FINCH 1 met primary and key secondary endpoints.

FINCH 2 was a 24‑week, randomized, placebo-controlled trial in 449 patients who were on conventional disease-modifying anti-rheumatic drugs (cDMARD), and had an inadequate response to biological treatment. In this study, 23.7 percent of patients had received three or more bDMARDs. The primary endpoint was ACR20 at week 12. We and Gilead reported in September 2018 that FINCH 2 met all primary and key secondary endpoints.

FINCH 3 is an ongoing 52‑week, randomized trial in 1,252 MTX-naïve patients to study filgotinib in combination with MTX, as well as monotherapy. The primary endpoint is ACR20 at week 24. Radiographic progression will also be assessed. We and Gilead reported on 28 March 2019 that FINCH 3 met its primary endpoint.

In addition, Gilead is performing a dedicated male patient testicular safety trial in UC patients, called MANTA, concurrent to all Phase 3 programs. This randomized, double-blind, placebo-controlled trial is intended to enroll adult male UC patients with a treatment phase of up to 26 weeks.

FINCH 1 results

The study achieved its primary endpoint for both doses of filgotinib in the proportion of patients achieving an American College of Rheumatology 20 percent response (ACR20) compared to placebo at Week 12.

The proportion of patients achieving ACR50 and ACR70 response was also significantly greater for filgotinib compared with placebo at Week 12, for both doses.  Patients receiving filgotinib 100 mg or 200 mg had a statistically significant reduction in the Health Assessment Questionnaire Disability Index (HAQ-DI) at Week 12 compared with those receiving placebo.  The proportions of patients achieving clinical remission (DAS28(CRP) < 2.6) and low disease activity (DAS28(CRP) < 3.2) at Week 12 were significantly higher for patients in both filgotinib arms compared with placebo. When comparing low disease activity rates at Week 12, filgotinib 200 mg was non-inferior to adalimumab. Filgotinib 100 mg and 200 mg also significantly inhibited the progression of structural damage at Week 24 as assessed by change from baseline in modified total Sharp score (mTSS) compared with placebo.

Top-line FINCH 1 efficacy^ data are summarized in the table below.

	(n=475)&	&	&	&
	Filgotinib 200 mg +MTX (n=475)&	Filgotinib 100 mg +MTX (n=480)&	Adalimumab 40 mg +MTX (n=325)&	Placebo +MTX (n=475)&
ACR20 (%)	76.6***	69.8***	70.8	49.9
ACR50 (%)	47.2***	36.3***	35.1	19.8
ACR70 (%)	26.3***	18.5***	14.2	6.7
DAS28(CRP) < 3.2 (Low disease activity) (%)	49.7***$	38.8***	43.4	23.4
DAS28(CRP) < 2.6 (Clinical remission) (%)	33.9*** ¥#	23.8***£#	23.7	9.3
HAQ-DI change	-0.69***	-0.56***	-0.61	-0.42
mTSS change	0.13***	0.17***	0.16	0.38

^All efficacy time points assessed at Week 12 except mTSS which was assessed at Week 24

&Number of patients randomized to each treatment group and who received at least one dose of study drug

ACR20/50/70 represents American College of Rheumatology 20%/50%/70% improvements.

*** p <0.001, compared with placebo

$ p <0.001, non-inferiority to adalimumab

£ p <0.01, non-inferiority to adalimumab

¥ p <0.01, superiority to adalimumab

# Comparison not adjusted for multiplicity

The safety profile of filgotinib in FINCH 1 is consistent with prior studies up to Week 24. Serious adverse events occurred in 4.4 percent, 5.0 percent, 4.3 percent and 4.2 percent of the patients in the filgotinib 200 mg, filgotinib 100 mg, adalimumab and placebo groups, respectively. There were five deaths, two patients were assigned to the placebo group, two to the filgotinib 200 mg group and one to the filgotinib 100 mg group. Five patients with a malignancy were also reported -- three receiving placebo, one receiving adalimumab and one receiving filgotinib 100 mg, respectively. Three venous thrombotic events were observed (two in the placebo group, one in the filgotinib 200 mg group), and there were four adjudicated major adverse cardiovascular events, two in the placebo, one in the adalimumab and one in the filgotinib 100 mg groups. The proportion of patients with herpes zoster was similar across treatment groups (filgotinib 200 mg = 0.4 percent, filgotinib 100 mg = 0.4 percent, adalimumab = 0.6 percent, placebo = 0.4 percent), as was the rate of serious infections (filgotinib 200 mg = 1.7 percent, filgotinib 100 mg = 1.7 percent, adalimumab = 2.5 percent, placebo = 0.8 percent).

FINCH 2 results

Filgotinib achieved its primary endpoint in the FINCH 2 trial in the proportion of patients achieving an ACR20 at week 12. Also at weeks 12 and 24, the proportion of patients achieving ACR50 and ACR70 response, low disease activity, and clinical remission were significantly higher for patients receiving once-daily filgotinib 100mg or 200mg compared to patients receiving placebo. Topline efficacy data are summarized in the table below:

Non-responder imputation	Week 12			Week 24
	Placebo (n=148)	Filgotinib 100mg (n=153)	Filgotinib 200mg (n=147)	Placebo (n=148)	Filgotinib 100mg (n=153)	Filgotinib 200mg (n=147)
ACR20 (%)	31.1	57.5***	66.0***	34.5	54.9***	69.4***
ACR50 (%)	14.9	32.0***	42.9***	18.9	35.3**	45.6***
ACR70 (%)	6.8	14.4*	21.8***	8.1	20.3**	32.0***
Clinical remission (%)	8.1	25.5***	22.4***	12.2	26.1**	30.6***
Low disease activity (%)	15.5	37.3***	40.8***	20.9	37.9**	48.3***

ACR20/50/70 represents American College of Rheumatology 20% /50%/70 % improvements.

*  p <0.05, compared to placebo

** p <0.01, compared to placebo

*** p <0.001, compared to placebo

Filgotinib was generally well-tolerated in the FINCH 2 trial, with no new safety signals compared to those reported in previous trials of filgotinib. Treatment-emergent adverse events and serious adverse events were mostly mild or moderate in severity. Serious adverse events occurred in 3.4, 5.2 and 4.1 percent of the patients in the placebo, 100mg and 200mg groups, respectively. The proportion of patients who discontinued study drug due to treatment-emergent adverse events was also similar across groups. Two cases of uncomplicated herpes zoster were reported in each filgotinib group. Two MACE were identified, one subarachnoid hemorrhage in the placebo group and one myocardial ischemia in the filgotinib 100mg group. There was one case of non-serious retinal vein occlusion in the filgotinib 200mg group and no reports of VTE or pulmonary embolism. There were no deaths, malignancies, gastrointestinal perforations, or opportunistic infections, including active tuberculosis.

FINCH 3 results

The study achieved its primary endpoint in the proportion of patients achieving an American College of Rheumatology 20 percent response (ACR20) at Week 24. The proportion of patients achieving the primary endpoint of ACR20 response at Week 24 was significantly higher for filgotinib 200 mg plus MTX and filgotinib 100 mg plus MTX compared with MTX alone.

The proportion of patients achieving ACR50, ACR70, and clinical remission (DAS28(CRP) < 2.6) at Week 24 was also significantly higher for patients receiving once-daily filgotinib 100 mg or 200 mg plus MTX compared with patients receiving MTX alone. Additionally, those who received filgotinib experienced greater reduction in the Health Assessment Questionnaire Disability Index (HAQ-DI) compared with those receiving MTX alone at Week 24. Filgotinib 200 mg monotherapy inhibited the progression of structural damage at Week 24 compared with MTX alone as assessed by modified total Sharp score (mTSS).

Top-line FINCH 3 efficacy^ data are summarized in the table below:

	&	&	&	&
	Filgotinib 200 mg + MTX (n=416) &	Filgotinib 100 mg + MTX (n=207) &	Filgotinib 200 mg monotherapy (n=210) &	MTX (n=416) &
ACR20 (%)	81.0***	80.2*	78.1	71.4
ACR50 (%)	61.5***	57.0**	58.1**#	45.7
ACR70 (%)	43.8***	40.1***	40.0***#	26.0
DAS28(CRP) < 2.6 (Clinical remission) (%)	54.1***	42.5***	42.4***#	29.1
HAQ-DI change	-0.94***	-0.90**	-0.89*#	-0.79
mTSS change	0.20	0.22	-0.04**#	0.52

^Efficacy assessed at Week 24 for all endpoints

&Number of patients randomized to each treatment group and who received at least one dose of study drug

ACR20/50/70 represents American College of Rheumatology 20%/50%/70% improvements.

*** p <0.001, compared with MTX

* p < 0.05 compared with MTX

** p <0.01, compared with MTX

# Comparison not adjusted for multiplicity

The safety profile of filgotinib in FINCH 3 is consistent with prior studies up to Week 24. Serious adverse events occurred in 4.1 percent, 2.4 percent, 4.8 percent, and 2.9 percent of patients receiving filgotinib 200 mg plus MTX, filgotinib 100 mg plus MTX, filgotinib 200 mg monotherapy and MTX alone, respectively. There was one venous thrombotic event (in the MTX group), five cases of adjudicated major adverse cardiovascular events (two in the filgotinib 200 mg plus MTX group, one in the filgotinib 200 mg group and two in the MTX group) and one malignancy (in the MTX group). There was one death, reported in the filgotinib 200 mg plus MTX group. Serious infections occurred in 1.0 percent, 1.0 percent, 1.4 percent and 1.0 percent of the patients in the filgotinib 200 mg plus MTX, filgotinib 100 mg plus MTX, filgotinib 200 mg monotherapy and MTX groups, respectively. The proportion of patients reporting herpes zoster was 0.5 percent in each of the treatment groups.

FINCH and DARWIN 3 safety

We and Gilead also announced interim safety information from four studies of the investigational compound filgotinib for the treatment of rheumatoid arthritis (RA). The data include 24 week results of the ongoing Phase 3 FINCH 1, 2, and 3 trials, and updated Week 156 safety data from the Phase 2b DARWIN 3 long term extension study in patients with RA.

Week 24 safety data from the FINCH 1, 2, and 3 studies are aggregated and summarized in the table below. Data from 3,452 patients are reported, including 2,088 patients who received filgotinib.

210
	Placebo/ MTX N= 1039 No. (%)	Adalimumab + MTX 40mg EOW N=325 No. (%)	Filgotinib 100 mg +MTX/csDMARD N=840 No. (%)	Filgotinib 200 mg +MTX/csDMARD N=1038 No. (%)	Filgotinib 200 mg N=210 No. (%)	Filgotinib Total N=2088 No. (%)
Serious infections&	10 (1.0)	8 (2.5)	13 (1.5)	13 (1.3)	3 (1.4)	29 (1.4)
Herpes zoster&	4 (0.4)	2 (0.6)	5 (0.6)	6 (0.6)	1 (0.5)	12 (0.6)
DVT/PE&	3 (0.3)	0 (0)	0 (0)	1 (0.1)µ	0 (0)	1 (<0.1)
Death@	2 (0.2)	0 (0)	1 (0.1)	3 (0.3)	0 (0)	4 (0.2)
Malignancy excluding NMSC&	4 (0.4)	1 (0.3)	1 (0.1)	0 (0)	0 (0)	1 (<0.1)
MACE&	5 (0.5)	1 (0.3)	2 (0.2)	2 (0.2)	1 (0.5)	5 (0.2)

MTX, methotrexate; EOW, every other week; csDMARD, conventional synthetic disease-modifying antirheumatic drug; DVT, deep venous thrombosis; PE, pulmonary embolism; NMSC, non-melanoma skin cancer; MACE, major adverse cardiac events

& Treatment-emergent events

µ Excludes one retinal vein occlusion

@ All events

The Phase 2b DARWIN 3 long term extension trial initially enrolled 739 patients, who received filgotinib 100 mg twice daily, 100 mg or 200 mg once daily. Safety data are summarized in the table below. Results represent treatment through 156 weeks or longer, and comprise 2,203 patient-years of exposure (PYE) to filgotinib.

Number of Events (Events per 100 Patient-Years) PYE=2,203
Serious infections	27 (1.2)
Herpes zoster	34 (1.5)
DVT/PE	2 (0.1)
Death	5 (0.2)
Malignancy excluding NMSC	11 (0.5)
MACE	3 (0.1)

DVT, deep venous thrombosis; PE, pulmonary embolism; NMSC, non-melanoma skin cancer; MACE, major adverse cardiac events

Our filgotinib program in inflammatory bowel disease (IBD)

IBD includes CD and UC. We observed high activity and a favorable safety profile in a Phase 2 trial with filgotinib in CD, as reported in The Lancet (Vermeire et al 2016). The profile we saw with filgotinib in this CD patient trial leads us to believe the product candidate may show activity and tolerability in UC patient trials as well. IBD affects approximately two million patients (of which approximately 0.5 million are being treated with biologics) in the United States and Europe, and the market for IBD therapies is approximately $9 billion today, according to GlobalData. Current treatments are dominated by anti-TNF agents, with new biologic products gaining some ground in second line treatment.

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

Our clinical program with filgotinib in CD

Our FITZROY Phase 2 trial (174 patients) evaluated filgotinib once-daily versus placebo in patients with moderate to severely active CD and mucosal ulceration. Patients recruited were either anti-TNF naïve or anti-TNF failures. FITZROY was the first trial in CD to require endoscopic confirmation of lesions at entry, and also to include a placebo control on endoscopy. The trial comprised two parts, each of 10 weeks duration: the first part investigated the safety and efficacy of filgotinib 200 mg once daily versus placebo, while the second part of the trial investigated continued treatment through 20 weeks in an observational exploratory design. As reported in  The Lancet  (Vermeire  et al ), the FITZROY trial achieved the primary endpoint of clinical remission at 10 weeks: the percentage of patients overall achieving a Crohn’s Disease Activity Index (CDAI) score lower than 150 was statistically significantly higher in patients treated with filgotinib (47%) versus patients receiving placebo (23%). The share of patients achieving 100‑points clinical response (60%) also was significant versus those receiving placebo (41%). We believe that the activity observed with filgotinib in TNF naïve patients in FITZROY compared favorably to that seen with other treatments in other, separate trials.

Overall, in the FITZROY trial at 20 weeks of treatment, filgotinib demonstrated a favorable safety profile consistent with the DARWIN trials in RA. An increase in hemoglobin was also observed in FITZROY, without difference between filgotinib and placebo. No clinically significant changes from baseline in neutrophils or liver function tests were observed.

Gilead initiated a Phase 3 trial (DIVERSITY) with filgotinib in CD in November 2016. The DIVERSITY Phase 3 trial investigates efficacy and safety of 100 mg and 200 mg filgotinib once-daily compared to placebo in patients with moderately to severely active disease including those with prior antibody therapy failure. Gilead will recruit approximately 1,300 patients from the United States, Europe, Latin America, Canada, and Asia/Pacific regions. Men and women in the DIVERSITY trial will be randomized to receive placebo, 100 mg or 200 mg filgotinib. In the United States, males may receive 200 mg if they failed at least one anti-TNF and vedolizumab, a monoclonal anti-integrin antibody marketed by Takeda. We expect Gilead to complete recruitment for DIVERSITY in the third quarter of 2020.

In March 2017, Gilead initiated a Phase 2 trial in small bowel CD and a Phase 2 trial in fistulizing CD.

Our clinical program with filgotinib in UC

UC is an inflammatory bowel disease resulting in ulcerations and inflammation of the colon and rectum. Unlike CD, UC involves damaging inflammation of only the colon and rectum. According to GlobalData, there were 1.2 million patients being treated for ulcerative colitis in the 7 major markets, for combined total sales of just over $5 billion in 2017. Although the introduction of anti-TNF biologics has improved the treatment of some patients, only 33% of patients will achieve long-term remission, and many patients lose their response to treatment over time. The medical need for improved efficacy is high and could likely be achieved by a new mechanism of action.

Gilead initiated the SELECTION Phase 2b/3 trial in UC with filgotinib in December 2016. SELECTION investigates efficacy and safety of 100 mg and 200 mg filgotinib once-daily compared to placebo in patients with moderately to severely active disease including those with prior antibody therapy failure. Gilead will recruit approximately 1,300 patients from the United States, Europe, Latin America, Canada, and Asia/Pacific regions. Men and women in SELECTION were randomized to receive placebo, 100 mg or 200 mg filgotinib. In the United States, males may receive 200 mg if they failed at least one anti-TNF and vedolizumab.

In May 2018, Gilead and we announced that an independent Data Monitoring Committee (DMC) conducted a planned interim futility analysis of SELECTION after 350 patients completed the induction period in the Phase 2b portion of the trial. The DMC recommended that the study proceed into Phase 3 as planned at both the 100 mg and 200 mg once daily dose level in biologic-experienced and biologic-naïve patients.  Gilead completed screening for SELECTION in 2019.

Other clinical trials with filgotinib in patients

In the course of 2017, Gilead initiated clinical trials with filgotinib in Sjögren’s disease, cutaneous lupus erythematosus, lupus membranous nephropathy, and uveitis. We initiated patient trials with filgotinib in PsA and AS, for which we reported topline results in 2018. In 2019, Gilead reported completion of recruitment for Sjögrens disease and cutaneous lupus erythematosus, and that they are no longer recruiting for lupus membranous nephropathy.

Psoriatic arthritis (PsA)

PsA is an inflammatory form of arthritis, affecting up to 30% of psoriasis patients. There are approximately 1 million patients in the U.S. and European Union today, with men and women being affected equally. PsA can cause swelling, stiffness and pain in and around the joints and cause nail changes and overall fatigue. Studies show that delaying treatment for PsA as little as six months can result in permanent joint damage. Early recognition, diagnosis and treatment of PsA are critical to relieve pain and inflammation and help prevent joint damage. Despite the availability of a number of treatment options, few current treatments effectively relieve the enthesitis (inflammation of the tendons or ligaments) and symptoms in the joints and the skin.

The EQUATOR Phase 2 trial was a multi-center, randomized, double-blind, placebo-controlled trial to assess the safety and efficacy of filgotinib in adult patients with moderately to severely active PsA. 131 patients were randomized in the trial in a 1:1 ratio to receive 200 mg or placebo once-daily administered for 16 weeks. EQUATOR was recruited in eight European countries.

In May 2018, Gilead and we announced that the EQUATOR trial achieved its primary endpoint of improvement in the signs and symptoms of PsA at week 16, as assessed by ACR20 score. There was an ACR20 response of 80% for filgotinib versus 33% for placebo (p<0.001). The ACR50 and ACR70 responses at week 16 were also significantly higher for filgotinib versus placebo (ACR50: 48% for filgotinib versus 15%, p<0.001; ACR70: 23% versus 6%, p<0.01).

Filgotinib was generally well-tolerated in the EQUATOR trial, with no new safety signals observed and similar laboratory changes compared to those reported in previous trials with filgotinib in RA patients. The adverse event rate was similar in both groups with mostly mild or moderate events reported. There was one serious infection in the filgotinib group, a patient who experienced pneumonia with a fatal outcome. One other patient receiving filgotinib developed herpes zoster. There were no cases of opportunistic infection, tuberculosis, thromboembolism, or malignancy. The full results of EQUATOR were published in The Lancet and presented in a plenary session at ACR 2018 (Mease et al 2018).

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

TORTUGA was a multi-center, randomized, double-blind, placebo-controlled, Phase 2 trial to assess the safety and efficacy of filgotinib in adult patients with moderately to severely active AS. The trial was conducted in Belgium, Bulgaria, Czech Republic, Estonia, Poland, Spain and Ukraine. In total, 116 patients were randomized in a 1:1 ratio to receive filgotinib 200 mg or placebo once daily for 12 weeks.

In September 2018, Gilead and we announced that the TORTUGA trial achieved its primary efficacy endpoint in adults with moderately to severely active AS. In the trial, patients treated with filgotinib achieved significantly greater improvements in AS Disease Activity Score, the primary endpoint, at week 12, with a mean change from baseline of -1.5 versus -0.6 for those treated with placebo (p<0.0001).  More patients receiving filgotinib also achieved an Assessment in AS Response of at least 20% improvement  compared to those treated with placebo (76% versus 40%, p<0.0001).

Adverse events were generally mild or moderate in severity and were reported in an equal proportion of patients in the filgotinib and placebo groups.  Laboratory changes were consistent with those previously reported for filgotinib, and no new safety signals were observed in the trial.  There was one treatment-emergent serious adverse event reported for a patient receiving filgotinib who experienced pneumonia and recovered after hospital-based antibiotic treatment. One patient randomized to filgotinib, with an inherited risk for thrombosis, experienced a non-serious deep venous thrombosis after completing the course of study drug.  No deaths, malignancies, hepatic events, opportunistic infections or cases of Herpes zoster were observed in the study. The full results of the TORTUGA trial were reported in The Lancet (Van der Heijde et al 2018).

Our IPF/fibrosis programs

We are building a fibrosis portfolio with different modes of action, with an initial focus on IPF and aim to expand to other forms of organ and skin fibrosis. To this end, we are currently working on a number of drug candidates with distinct, novel mechanisms of action, which are fully proprietary to us. In IPF, we believe that having multiple mechanisms of action within our own portfolio of candidates allows the exploration of combinations of therapies. We also recently expanded clinical research into SSc, and plan to explore additional fibrotic indications with our earlier stage compounds in 2019.

Moreover, we actively pursue business development opportunities in the space. In January 2019, we announced a global collaboration with Fibrocor, focused on a novel target for IPF and other fibrotic indications, followed by a collaboration with Evotec for an undisclosed target in fibrosis, announced in February.

The following is an overview of our IPF portfolio and expected clinical development in 2019:

IPF

About IPF

IPF is a chronic, relentlessly progressive fibrotic disorder of the lungs that typically affects adults over the age of 40. According to GlobalData, IPF affects approximately 200,000 patients in the United States and Europe, and this population is expected to grow, in part to improved diagnosis. Furthermore, prevalence is expected to increase with the aging population,,  https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3848422/. The clinical prognosis of patients with IPF is poor, as the median survival at diagnosis is two to four years. Currently, no medical therapies have been found to cure or stop the progression of IPF. The medical treatment strategy aims to slow disease progression and improve quality of life. Lung transplantation may be an option for appropriate patients with progressive disease and minimal comorbidities.

Regulatory agencies have approved Esbriet and Ofev for the treatment of mild to moderate IPF. Esbriet® (pirfenidone) is an approved drug for IPF, marketed by Roche/Genentech and Ofev® (nintedanib) is an approved drug for IPF, marketed by Boehringer Ingelheim. Both Esbriet and Ofev have been shown to slow the rate of functional decline in IPF and are gaining ground as the standard of care worldwide. Combined sales of both drugs reached $1.9 billion in 2017, with 74% of global revenues being in the United States. These regulatory approvals represent a major breakthrough for IPF patients; yet neither drug stops the decline in lung function, and the disease in most patients on these therapies continues to progress. Moreover, the adverse effects associated with these therapies are considerable (e.g., diarrhea, liver function test abnormalities with Ofev; nausea and rash with Esbriet). Therefore, there is still a large unmet medical need as IPF remains a major cause of morbidity and mortality. We estimate global sales of approved IPF drugs will grow to nearly $5 billion in 2025.

Our IPF trials

GLPG1690

Our most advanced IPF asset is our product candidate GLPG1690, a potent and selective inhibitor of ATX, which is fully proprietary to us. We identified ATX as a potential target for IPF, after finding the target using an inflammation assay in our target discovery platform. Pharmacology and translational studies published by other parties since then suggest that ATX may also play a role in metabolic disease, arthritic pain, oncology, and lung disease. Palmer et al published in Chest in 2018 on Bristol Meyers Squibb’s LPA1 inhibitor tested in Phase 2, showing activity in reducing loss of Forced Vital Capacity in mL (FVC) in IPF patients; LPA1 is downstream of ATX, supporting further evaluation of ATX inhibition. We evaluated GLPG1690 in a preclinical lung fibrosis model (bleomycin-treated mice) and observed effects on reducing the fibrotic score, numerically favoring GLPG1690 over Esbriet. We have received orphan drug designation for GLPG1690 in IPF from the FDA as well as from the European Commission.

In August 2017, we announced positive topline results for our Phase 2a FLORA trial in IPF patients.  This randomized, double-blind, placebo-controlled trial investigated a once-daily 600mg oral dose of GLPG1690, administered for 12 weeks in 23 IPF patients, 17 of whom received GLPG1690 and six placebo. Primary objectives of the trial were to assess safety, tolerability, pharmacokinetics and pharmacodynamics of GLPG1690 in an IPF patient population. Secondary objectives included the evaluation of lung function, changes in disease biomarkers, functional respiratory imaging (FRI), and quality of life. The IPF diagnosis was confirmed by central reading.

Over the 12-week period, patients receiving GLPG1690 showed an FVC increase of 8 mL, while patients on placebo showed an FVC reduction of 87 mL (mean from baseline):

In addition to the demonstrated absence of lung function decline over the 12 week period, more sensitive FRI confirmed disease stabilization in the GLPG1690 arm, versus disease progression in the placebo arm, reaching statistical significance on two specific parameters, despite the trial not being powered for significance:

Patients on GLPG1690 treatment showed a clear reduction of serum LPA18:2, a biomarker for autotaxin inhibition, as expected based on the mechanism of action of GLPG1690. Thus, the level of target engagement observed in Phase 1 with healthy volunteers was confirmed in IPF patients in FLORA.

GLPG1690 was found to be generally well-tolerated in this Phase 2 trial. Rates of discontinuation due to adverse events, as well as serious adverse event rates, were similar between patients on GLPG1690 and placebo.

The full FLORA results were published in The Lancet Respiratory (Maher et al 2018).

Following these encouraging results, in 2018 we announced the design of our worldwide Phase 3 program, ISABELA, based on feedback from the FDA and EMA. The ISABELA Phase 3 program consists of two identically designed trials, ISABELA 1 and 2, and plan to enroll a total of 1,500 IPF patients combined. Recruitment will be worldwide, with a significant proportion of patients in the U.S. and Europe. The program is intended to support application for a broad label in IPF in both the NDA and Market Authorization Application (MAA) submissions in, respectively, the U.S. and EU. Patients will continue on their standard of care and will be randomized to one of two doses of GLPG1690 or placebo. The primary endpoint will be the rate of decline of FVC (in mL) until week 52. Secondary assessments will include respiratory-related hospitalizations, mortality, quality of life, safety and tolerability.

All patients will continue on their treatment until the last patient in their respective trial has completed 52 weeks of treatment. Therefore, some patients will remain in the study for substantially longer than 52 weeks. This approach will allow assessment of less frequent clinical events that are otherwise difficult to assess in conventional clinical studies of one-year duration.

The following is an overview of the ISABELA trial design:

Phase 3 program ISABELA 1&2

At least 52 weeks
screening
'1690 200mg
'1690 600mg
placebo
follow-up

- 1500 IPF patients total in two identical Phase 3 studies
- Patients remain on standard of care throughout
- Global program with US & EU component
- Primary endpoint: FVC at 52 weeks
- Secondary: hospitalizations, mortality, quality of life, safety/tolerability

First patient dosing in ISABELA was announced in December 2018, and new centers are currently being opened, as recruitment efforts are expected to continue throughout 2019.

We have received orphan drug designation for GLPG1690 in IPF from the FDA as well as from the European Commission.

GLPG1205

The second proprietary product candidate for IPF in our pipeline is GLPG1205, currently in a Phase 2 trial called PINTA.

GLPG1205 is a fully proprietary small molecule selectively inhibiting GPR84, a target discovered by us. GLPG1205 showed a reduction in signs and symptoms in IPF animal models and has shown favorable tolerability in healthy volunteers and UC patients in previous trials.

PINTA is a randomized, double-blind, placebo-controlled trial investigating a 100 mg once-daily oral dose of GLPG1205. The drug candidate or placebo will be administered for 26 weeks in up to 60 IPF patients. Patients may remain on their local standard of care as background therapy. The primary objective of the trial is to assess the change from baseline (FVC in mL over 26 weeks compared to placebo. Secondary measures include FRI, safety, tolerability, pharmacokinetics and pharmacodynamics, time to major events, changes in functional exercise capacity, and quality of life. IPF diagnosis will be confirmed by central reading. Recruitment for PINTA is planned in 10 countries in Europe, North Africa, and the Middle East. The first patient dosing was announced in October 2018, and we expect to complete recruitment of this trial in the course of 2019.

PINTA Phase 2 in IPF

26 weeks
screening
GLPG1205, 100mg once daily (n=40)
placebo (n=20)
follow-up

- 60 IPF patients on local standard of care
- Primary endpoint: forced vital capacity (FVC) at 26 weeks
- Secondary: safety, tolerability, broad range of measurements, incl. FRI
- Recruitment in 10 countries in Europe, North Africa, & Middle East

Recruitment completion targeted Q4 '19

Note: FRI = Functional respiratory imaging

Our fibrosis trials

Systemic sclerosis (SSc)

SSc is a severe autoimmune disease. One of the most visible manifestations is hardening of the skin. SSc affects approximately 95,000-155,000 patients in the U.S. and Europe, with a predominance of female patients (over 75%). Broadly speaking, there are two types of SSc: limited cutaneous SSc, where the skin involvement is restricted, and diffuse cutaneous SSc. In diffuse cutaneous SSc, which represents about 35% of the SSc patient population, skin thickening affects several body areas, and patients have a higher risk of developing fibrosis of various internal organs, such as the lung.

SSc represents a significant unmet medical need,  and currently, there are no approved drugs for this disease, which has one of the highest mortality rates among rheumatic diseases. Treatment mainly consists of immunosuppressive drugs and other symptom-alleviating therapies such as methotrexate or cyclophosphamide. These aim to avoid cutaneous fibrosis, interstitial lung disease and renal crisis. In March 2019, Boehringer-Ingelheim announced that it has filed for regulatory approval with the FDA and EMA for the use of nintedanib in patients with systemic sclerosis associated interstitial lung disease (SSc-ILD). According to the company, approximately 25% of SSc patients develop significant pulmonary involvement within three years of diagnosis.

[FIX

NOVESA is a double-blind, placebo-controlled Phase 2a trial evaluating the efficacy, safety and PK/PD of GLPG1690 in patients with SSc. NOVESA is planned to recruit 30 patients with diffuse cutaneous SSc.

NOVESA Phase 2 in SSc

4 weeks	24 weeks	12 weeks
screening	‘1690, 600mg oral once daily (n=20)	follow-up
	placebo (n=10)	

- 30 patients with progressive diffuse (multi-organ) SSc
- Recruitment in US & 5 EU countries
- Primary endpoint: modified Rodnan Skin Score at 24 weeks
- Secondary & exploratory endpoints: safety, tolerability, broad range of measures (FVC, QoL, CRISS)

The primary endpoint of NOVESA is the modified Rodnan skin score (mRSS) at 24 weeks. The mRRS measures the skin thickness as a surrogate measure of disease severity and mortality, with an increase in thickness associated with involvement of internal organs and increased mortality.  Secondary objectives and exploratory endpoints include FVC, quality of life, and other scores.

Early in 2019, we recruited our first patient for NOVESA.

Our OA program

Sometimes called degenerative joint disease or degenerative arthritis, OA is the most common chronic condition of the joints. OA can affect any joint, but it occurs most often in the knees, hips, lower back and neck, the small joints of the fingers, and the bases of the thumb and big toe. According to GlobalData, OA will be the fourth leading cause of disability by the year 2020. GlobalData estimates that diagnosed cases will grow to approximately 131 million cases by 2024.

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

Although OA occurs in people of all ages, it is most common in people older than 65. Common risk factors include obesity, previous joint injury, over-use of the joint, and weak thigh muscles. One in two adults will develop symptoms of knee OA during their lives. One cocllin four adults will develop symptoms of hip OA by age 85. Current treatments for OA include weight loss, physical therapy, pain and anti-inflammatory medicines, and surgery, all of which address only the symptoms of the disease. There are currently no disease-modifying therapies available for OA.

GLPG1972/S201086, also referred to as GLPG1972,  is a drug candidate developed by us under our collaboration agreement with Servier. GLPG1972 acts on ADAMTS-5, a key aggrecanase involved in the breakdown of aggrecan in joint cartilage. ADAMTS-5 has been validated in the literature in both animal models and human explants, and ARGS, a byproduct of the cartilage breakdown action of ADAMTS-5, has been shown to be elevated in the joints of human OA patients.

In June 2016, we announced that GLPG1972 a first-in-class product candidate aimed at treating OA, was shown to be well-tolerated in healthy human volunteers in a Phase 1 first-in-human trial. In this trial, dosing with GLPG1972 reduced a cartilage breakdown biomarker by up to 60% in these volunteers within two weeks. In a Phase 1b trial in OA patients in the U.S., similar findings were seen over a four-week period. Specifically, GLPG1972 was well-tolerated and it reduced, in a dose-dependent manner, the ARGS neoepitope blood levels by up to 50%:

Given these results, we and our collaboration partner Servier advanced GLPG1972 to a Phase 2b trial, ROCCELLA, the start of which was announced in June 2018.

ROCCELLA Phase 2 trial

52 weeks
screening
'1972 dose A
'1972 dose B
'1972 dose C
placebo
follow-up

- 850 patients with knee osteoarthritis, recruited globally
- Primary endpoint: reduction in cartilage loss at 52 weeks
- Secondary: change in structural and clinical parameters, safety/tolerability

ROCCELLA is a multiregional, randomized, double-blind, placebo-controlled, dose ranging trial evaluating the efficacy and safety of three different once-daily oral doses of GLPG1972 in patients with knee OA. The trial is planned to recruit approximately 850 patients in up to 15 countries. We are responsible for ROCCELLA in the U.S., where we retain full commercial rights, and Servier will run the trial in all other countries.

The primary objective of ROCCELLA is to evaluate the efficacy of at least one dose of GLPG1972 compared to placebo in reducing cartilage loss after 52 weeks of treatment. Cartilage thickness will be measured using quantitative magnetic resonance imaging of the central medial tibiofemoral compartment of the target knee. Secondary objectives include safety and tolerability, several additional measures of structural progression, changes in bone area, pain, function, stiffness, and patient global assessment.

We intend to finalize recruitment of ROCCELLA in the second half of 2019.

We work with Servier to develop GLPG1972. We are eligible to receive milestones and single-digit royalties on potential commercial sales for GLPG1972, while we retain full commercial rights in the United States.

Our AtD program

AtD, the most severe and common type of eczema, is a chronic relapsing inflammatory skin disease that causes severe itch, dry skin and rashes, predominantly on the face, inner side of the elbows and knees, and on hands and feet. Scratching of the afflicted skin leads to a vicious cycle causing redness, swelling, cracking, scaling of the skin and an increased risk of bacterial infections. Lichenification, thickening of the skin, is characteristic in older children and adults. The National Eczema Association estimates that AtD affects over 30 million Americans or up to 25% of children and 2-3% of adults. Sixty percent of AtD patients are diagnosed in the first year of life, and 90% of patients have a disease onset before age five. Symptoms commonly fade during childhood, however, approximately 10-30% of the patients will suffer from AtD for life. A smaller percentage first develop symptoms as adults.

Generic drugs are the approved standard of care, including immunomodulators cyclosporine and mycophenolate mofetil and topical treatments. There are disease-modifying biologics and small molecules currently in development, with dupilimab (Dupixent, targeting IL-4Rα) most recently approved.

MOR106 is a human monoclonal antibody designed to selectively target IL‑17C in clinical development worldwide. IL‑17C as a target for AtD was discovered by us and has been shown to be distinct from other members of the IL‑17 cytokine family, playing an important and pro-inflammatory role in certain skin disorders. MOR106 potently inhibits the binding of IL‑17C to its receptor and thus inhibits its biological activity.

MOR106 arises from an alliance between us and MorphoSys, in which both companies contributed their core technologies and expertise and equally shared costs and benefits. In July 2018, we and MorphoSys announced that we entered into a collaboration regarding MOR106 with Novartis.

We evaluated MOR106 in a randomized, double-blind, placebo-controlled Phase 1 trial, with the first part evaluating single ascending doses (SAD) followed by multiple ascending doses (MAD) compared to placebo in approximately 25 patients with moderate to severe AtD in several European centers. Topline results of the complete trial were reported in September 2017. In the MAD portion with MOR106 in patients, all adverse drug reactions observed were mild-to-moderate and transient in nature and did not lead to clinically relevant safety signals. No serious adverse events and no infusion-related reactions were recorded.

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

As reported at AAD 2018, the pooled, mean EASI scores over time versus placebo show a sustained effect for weeks after completion of dosing:

Following the first results with MOR106, we and our collaboration partners for MOR106 MorphoSys and, later also with Novartis, established a Phase 2 clinical research program to prepare for the Phase 3 program that Novartis plans to execute. We conduct all of the Phase 2 clinical research, with funding from Novartis.

We initiated the Phase 2 IGUANA trial with MOR106 in May 2018. This trial is aimed at evaluating various dosages and administration frequency. In the IGUANA Phase 2 trial, approximately 240 patients with moderate-to-severe AtD are treated over a 12-week period with one of three different intravenous doses of MOR106 (1, 3 or 10 mg/kg) or placebo using two different dosing regimens, in multiple centers across Europe. The placebo controlled, double-blind study will evaluate the efficacy, safety and pharmacokinetics of MOR106. Dosing at two or four week intervals will be evaluated over the 12-week treatment period, followed by a 16-week observation period. The primary objective will be assessed by the percentage change from baseline in EASI score at week 12.

IGUANA Phase 2 trial

12 weeks
screening
MOR106, 1mg/kg
MOR106, 3mg/kg
MOR106, 10mg/kg
placebo
16 week follow-up

- ~240 patients with moderate-to-severe AtD
- IV infusion at 2 or 4 week intervals for 1 & 3 mg/kg
- IV infusion at 2 week interval for 10 mg/kg
- Recruitment in Europe
- Primary endpoint: % change from baseline in EASI score at week 12

We expect to report the primary analysis from IGUANA in 2019.

In September 2018 we initiated a Phase 1b bridging trial testing a subcutaneous formulation of MOR106. This bridging trial is a parallel-design Phase 1 clinical trial conducted in two parts. Part 1 is a single center, randomized, open-label trial in healthy volunteers who are treated with different single dose levels of MOR106 administered subcutaneously or intravenously. Part 2 is a multiple center, randomized, placebo-controlled, multiple dose trial in patients with moderate to severe AtD who will be treated subcutaneously for 12 weeks. Safety and tolerability, pharmacokinetics  and occurrence of anti-drug-antibodies after administration of MOR106 will be assessed as endpoints. In addition, the efficacy of MOR106 will be explored in subjects with moderate to severe AtD.

MOR106 Phase 1b bridging trial

Part 1, healthy volunteers

Part 2, atopic dermatitis patients

Screening

s.c. 320mg, n=30

s.c. placebo, n=15

16 week follow-up

12 weeks, bi-weekly dosing, loading dose D1

- Primary endpoints: safety, tolerability, PK
- Recruitment in EU
- Secondary endpoints Part 2: EASI/other efficacy scores, patient reported outcomes

We expect to report the topline results of this trial in 2019.

We initated a Phase 2 trial testing a subcutaneous formulation of MOR106 in combination with topical corticosteroids in patients with moderate to severe AtD. This trial, called GECKO, aims to randomize 60 patients who receive either a dose of MOR106 or placebo subcutaneously for eight weeks, together with topical steroids, with a 16 week follow-up period foreseen. The primary endpoint of GECKO is the incidence of treatment emergent adverse events and severe adverse events through day 169.

Pharmacokinetics and occurrence of anti-drug-antibodies after administration of MOR106 will be assessed as secondary endpoints. In addition, the efficacy of MOR106 will be explored.

Recruitment for GECKO will take place in the U.S. and Canada and will serve as the first trial under an IND to be submitted to the FDA.

GECKO Phase 2 study

8 weeks, s.c. dosing every other week

Screening	MOR106, n=40 / Placebo, n=20	16 wk Follow-up

- Patients with moderate-to-severe AtD, remain on topical steroid
- Double (loading) dose on Day 1 only
- Primary endpoint: incidence of TEAEs and SAEs through day 169
- Secondary measures: PK & immunogenicity
- Exploratory measures: EASI and other efficacy scores
- Recruitment in Canada & US

Our Toledo program

“Toledo” is a code name for a novel target class discovered by us. Molecules inhibiting this target family effectuate a dual mode of action on inflammation by stimulating anti-inflammatory cytokines and inhibiting pro-inflammatory cytokines. We have observed unprecedented activity in various inflammatory preclinical models with compounds targeting the class.

Below are the results for the first Toledo compound, GLPG3312, in three preclinical models, each demonstrating a different mechanism of IBD. These results were first reported at our R&D Update in October 2018. Prior to discovering Toledo, no single compound showed activity in all three of these preclinical models in our research:

We are now executing on a broad program to discover and develop multiple series of compounds acting on the Toledo class of targets, aimed at activity across numerous conditions, with a key focus on inflammation. We initiated our first Phase 1 trial with GLPG3312 in early 2019 to evaluate the efficacy, safety, tolerability, and pharmacokinetics and pharmacodynamic of GLPG3312 in up to 76 adult healthy male volunteers.

In the second half of 2019, we aim to report topline results for GLPG3312 as well as initiate a Phase 1 trial with the second Toledo compound, GLPG3970.

The development strategy for Toledo is to advance multiple Toledo candidates across different selectivity profiles, and to test these in a broad panel of in vivo disease models targeting a number of indications.

The graph below shows the current status of our Toledo program. The different disease areas that we are currently investigating are IBD, RA, psoriasis (Pso), systemic lupus erythematosus (SLE), OA, osteoporosis (OP), and fibrosis (Fib). The first generation Toledo, GLPG3312, has delivered promising preclinical results in IBD, RA, Pso, PsA and Fib, and we expect to generate preclinical data in SLE, OA and OP in 2019. The second generation, GLPG3970, has shown results in IBD, RA, Pso, SLE and fibrosis, with preclinical read-outs for PsA, OA and OP planned for 2019. The third, fourth and fifth generation are currently in the lead optimization (LO) stage.

As a next step, we plan on setting up multiple parallel-running proof-of-concept (PoC) trials in patients to investigate swiftly and efficiently the potential across the different Toledo compounds. A PoC trial for the first generation Toledo compound, GLPG3312, is planned for late 2019, pending satisfactory results of the Phase 1 trial currently ongoing.

Our Toledo development strategy

- Develop multiple candidates across different profiles
- Test in broad panel of *in vivo* disease models
- Plan multiple PoC's in patients in parallel to investigate swiftly

		IBD	RA	Pso	PsA	SLE	OA	OP	Fib
1st gen	'3312					2019	2019	2019	
2nd gen	'3970				2019	2019	2019	2019	
3rd gen	LO					2019	2019	2019	
4th gen	LO	2019							
5th gen	LO

Our CF program

Cystic fibrosis (CF) is a rare, life-threatening, genetic disease affecting the lungs and the digestive system, impacting approximately 80,000 patients worldwide.

We began our collaboration with AbbVie in 2013 to discover and develop a portfolio of CF drugs, with the aim to identify and develop an optimal combination therapy for the largest group of CF patients. In October 2018, we and AbbVie announced a restructuring of our CF alliance. AbbVie took over all programs in CF and will continue the development of a triple combination therapy for CF. Please see “—Collaborations—second amended and restated collaboration agreement with AbbVie” for further information on the restructured agreement.

For a breakdown of our total revenues by activity and geographic market, please see “Note 4—Segment information—geographical information” in our consolidated financial statements appended to this annual report.

Our strategy

Our mission is to develop first-in-class medicines based on the discovery of novel targets. Using human primary cells, we discover which proteins (‘targets’) play a key role in causing diseases. We then identify and develop small molecules that inhibit these targets, restore the balance, and thereby positively influence the course of the disease. This approach addresses the root cause of the disease rather than just treating symptoms.

Our ambition is to become a fully integrated biopharmaceutical company focused on the development and commercialization of novel medicines which will improve people’s lives.

Key elements of our strategy include:

•	Rapidly advance the development of filgotinib with our collaboration partner Gilead in RA, CD, UC, PsA, AS, and other inflammatory diseases

Based on the results from our Phase 2 and Phase 3 clinical trials, we believe that filgotinib is a promising candidate for the treatment of RA, CD, UC, PsA, AS, and other inflammatory diseases. Our collaboration partner Gilead is conducting Phase 3 clinical programs in RA (FINCH), CD (DIVERSITY) and UC (SELECTION) and multiple Phase 2 clinical programs in additional inflammatory diseases. In 2018, we disclosed promising results in a Phase 3 clinical program in RA (FINCH 2) and in Phase 2 clinical programs in PsA (EQUATOR) and AS (TORTUGA).

•	Build a commercial organization

We exercised an option to co-promote filgotinib with Gilead in the United Kingdom, Germany, France, Italy, Spain, the Netherlands, Belgium, and Luxembourg. We take a step-wise approach: if approved, we aim to co-promote filgotinib in a number of European territories with our collaboration partner, Gilead, keeping full commercial responsibility for RA in our home markets of Belgium, the Netherlands, and Luxembourg. In a next step, we intend to commercialize successful candidates from our fully proprietary fibrosis pipeline, with a focus on IPF. In order to support our commercial ambitions, we are expanding the team, starting with a number of key hires with extensive expertise in our franchises of inflammation and fibrosis. This enables us to set up a commercial organization and make progress in our ambition to grow towards a fully integrated biopharmaceutical company.

•	Build a fibrosis franchise

In 2017, we reported positive results with the FLORA Phase 2a trial evaluating GLPG1690 targeting ATX in IPF patients and initiated the ISABELA global Phase 3 program with GLPG1690 in 2018. We expanded indications with GLPG1690 by initiating the NOVESA Phase 2a trial in SSc in early 2019. We directed an additional candidate program with distinct mechanism of action toward IPF: we started the PINTA Phase 2a trial with GLPG1205 in IPF patients in 2018. We have worldwide development and commercialization rights for GLPG1690 and GLPG1205. In early 2019, we also inlicensed two early stage compounds with novel modes of action in the field of fibrosis from Fibrocor and Evotec.

•	Rapidly advance our Toledo class franchise

We reported remarkable activity with the first of many compounds targeting the Toledo target class during our R&D Update in 2018. Molecules inhibiting this target family effectuate a dual mode of action on inflammation by stimulating anti-inflammatory cytokines and inhibiting pro-inflammatory cytokines. We have observed unprecedented activity in various inflammatory preclinical models with compounds targeting the class. We are executing on a broad program to discover and develop multiple series of compounds acting on Toledo, aimed at activity across several conditions, with a key focus on inflammation. We started the first Phase 1 trial with GLPG3312 in early 2019, and plan to initiate a Phase 1 trial with our second Toledo compound, GLPG3970, later this year.

•	Advance GLPG1972 in OA patient clinical trials with our collaboration partner Servier

In  2016, we announced that a Phase 1 first-in-human trial of GLPG1972, targeting ADAMTS-5 for the treatment of OA, showed the product candidate reduced ARGS neoepitope in healthy volunteers up to 60% within two weeks. In early 2018, we disclosed that GLPG1972 showed a similar, dose-dependent ARGS neoepitope reduction in OA patients within four weeks. We initiated the ROCCELLA global Phase 2 program with GLPG1972 together with collaboration partner Servier in 2018 and intend to complete recruitment in 2019. Servier licensed the compound for further development in OA patient trials outside the United States. We retain all development and commercialization rights to this compound in the United States, where we also lead all clinical development of GLPG1972.

•	Advance MOR106 in AtD patient clinical trials with our collaboration partners MorphoSys and Novartis

We further announced that 83% of AtD patients treated in Phase 1b with the highest dose of MOR106 achieved EASI-50, with the effect being sustained for months after stop of treatment. MOR106 targets IL17‑C, a novel antibody target discovered by us. MorphoSys and we share costs and potential benefits equally in this collaboration. We initiated a number of Phase 1 and Phase 2 trials with MOR106 in AtD patients in 2018, with the aim of preparing for Novartis to run the Phase 3 program.

•	Maximize and capture the value of our target discovery platform by becoming a fully integrated biotechnology company

Our platform has yielded many new mode-of-action investigational therapies across multiple therapeutic areas. Our most mature preclinical programs are GLPG2534, GLPG3121, and GLPG3667 and our second generation Toledo compound GLPG3970 for inflammation, which we plan to take into Phase 1 trials in 2019. Additionally, we are exploring the potential of preclinical product candidates in AS, Pso, IBD, AtD, lupus, IPF, SSc, nonalcoholic steatohepatitis, type 2 diabetes, and hepatitis B. We aim to initiate a Phase 3 trial every other year, while conducting three proof-of-concept trials, delivering three preclinical product candidates and six new validated targets every year. We aim to select promising programs for internal development and commercialization and establish ourselves as a fully integrated biopharmaceutical company.

R&D goal

1
PHASE 3
START
every 2 years
3
PROOFS-
OF-CONCEPT
every year
3
PRECLINICAL
CANDIDATES
every year
6
NEW
TARGETS
every year

Our proprietary target discovery platform

Our target discovery platform provides a significant and substantial competitive advantage as it:

•	closely mimics the in vivo situation through the use of primary human cell with relevant trigger and readout for a specific disease phenotype
•	identifies possible points to intervene in a disease pathway by knocking down an individual protein in these assays; and
•	enables us to rapidly analyze all of the drugable genome and select pharmaceutically tractable protein targets directly by their ability to regulate key disease biology

Our product candidate filgotinib acts on a target whose role in the specific disease was discovered by us using our discovery platform and we believe is a proof of success of this approach. Further proof of this approach was shown in 2017 with autotaxin inhibitor GLPG1690 in IPF patients, and with MOR106 directed toward IL-17C in AtD patients. Autotaxin and IL-17C are targets we discovered for these diseases.

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

This discovery approach provides starting points for the discovery and development of new mode of action drugs. Since 2009, we have generated 41 preclinical candidates of which 23 have novel modes of action. Of these, 19 have entered the clinic, 12 with novel modes of action.

In addition to our pipeline of molecules in the clinic, we have multiple discovery programs which are advancing toward clinical development. Further to targets and molecules in RA, IBD, and fibrosis we are exploring new modes of action in AS, PsA, IBD, AtD, lupus, IPF, SSc, nonalcoholic steatohepatitis, type 2 diabetes, and hepatitis.

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

As of February 16, 2019, patent rights held by Galapagos NV relating to our product candidates include the following:

Filgotinib product candidate: We have five U.S. patents claiming filgotinib compositions of matter, salts of filgotinib and methods of treatment using filgotinib, and two pending U.S. patent application. We have one patent granted via the European Patent Office (EPO) and one application pending at the EPO, an opposition has been filed against the granted patent.  Counterpart patent applications are also pending in Australia, Canada, and other foreign countries. The five issued U.S. patents, one European Patent, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2030, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. In addition, we have one granted U.S. patent and two pending U.S. applications, with counterpart applications pending in other foreign countries, which are directed to certain physical forms, including polymorphic forms and compositions, of our filgotinib product candidate, and patents, if granted, based on these patent applications are estimated to expire in 2035, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a pending U.S. application, with counterpart applications pending in other foreign countries, related to the use of our filgotinib product candidate in cardiovascular disorders. Any patents, if granted, based on these patent applications are estimated to expire in 2036. We additionally have rights in a pending application under the Patent Cooperation Treaty, or PCT, which relate to methods of treatment using filgotinib in additional indications. Any patents, if granted, based on these patent applications are estimated to expire in 2037. We also have a pending PCT application related to the use of a combination of filgotinib with other Galapagos proprietary compounds. Any patents, if granted, based on this patent application are estimated to expire in 2038. We additionally have a pending UK priority application which relates to specific methods of treatment using filgotinib. Any patents, if granted, based on this patent application are estimated to expire in 2039.  We have additional patents and pending patent applications directed to the use of compounds related to our filgotinib product candidate and these patents, and patents that may be issued based on these pending patent applications, are currently expected to expire from 2029 to 2033, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG1690 product candidate: We have four issued U.S. patents relating to GLPG1690, one patent granted via the EPO, one pending U.S. patent application, and counterpart foreign patent applications that are pending in Australia, Canada, Europe and other foreign countries. These patents and patent applications claim GLPG1690 compositions of matter and methods of treatment using GLPG1690. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2034, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a pending application under the PCT relating to methods for treating lung disorders using GLPG1690, any patents, if granted, based on this patent application are estimated to expire in 2038.  We also have a pending UK application relating to methods for treating lung disorders using combinations of GLPG1690 with other compounds. Any patents, if granted, based on this patent application are estimated to expire in 2039.

GLPG1205 product candidate: We have three U.S. patents, one pending U.S. patent application, one patent granted via the European Patent Office (EPO) and one application pending at the EPO. Counterpart foreign patent applications are also pending in Australia, Canada, and other foreign countries. These patents and patent applications claim GLPG1205 compositions of matter and methods of treatment using GLPG1205. The three issued U.S. patents, one European Patent, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2032, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. We also have a pending application under the PCT claiming methods of treatment using GLPG1205 in further indications. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038.

GLPG1972 product candidate: We have rights, jointly with our alliance partner Servier, in one issued U.S. patent, one pending U.S. application, one patent granted via the EPO and counterpart foreign patent applications that are pending in Australia, Europe and other foreign countries which claim GLPG1972 compositions of matter and methods of treatment using GLPG1972, in particular in OA. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2035, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

MOR106 product candidate: We have rights in two pending U. S. applications, a pending patent application at the EPO and counterpart foreign patent applications that are pending in Australia, Canada, and other foreign countries claiming MOR106 compositions of matter and methods of treatment using MOR106. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2037, not including any potential extension that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have rights in a pending application under the PCT relating to methods of treatment of AtD using MOR106. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038.  We also have rights in a pending application relating to formulations of MOR106.  Patents, if any, that issue based on this pending patent application are expected to expire in 2039.  Finally, we also have rights in a pending U.K. application which relates to methods of treatment using MOR106 in additional indications.  Patents, if any, that issue based on this pending application are estimated to expire in 2039.

GLPG2534 product candidate: We have one pending U.S. patent application with counterpart foreign patent applications pending in Australia, Canada, Europe, Taiwan and other foreign countries claiming GLPG2534 compositions of matter and methods of treatment using GLPG2534. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2036, not including any potential extension that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a pending patent application under the PCT related to the use of a combination of GLPG2534 with other Galapagos proprietary compounds. Any patents, if granted, based on this patent applications are estimated to expire in 2038.

GLPG2737 product candidate: We have rights in an issued U.S. patent, a pending U.S. patent application, , as well as counterpart foreign patent applications that are pending in Australia, Canada, Europe, Taiwan and other foreign countries claiming GLPG2737 compositions of matter and methods of treatment using GLPG2737, outside the field of CF. Patents, if any, that issue, based on these pending patent applications are estimated to expire in 2036, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG1837 product candidate: We have three issued U.S. patents relating to GLPG1837, one patent granted via the EPO, one pending U.S. patent application and counterpart foreign patent applications that are pending in Australia,

Canada, Europe and other foreign countries. These patents and applications claim GLPG1837 compositions of matter and methods of treatment using GLPG1837. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2034, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG3121 product candidate: We have one granted U.S. patent, two pending U.S. patent applications, one patent granted via the European Patent Office (EPO) and one application pending at the EPO. Counterpart foreign patent applications are also pending in Australia, Canada, and other foreign countries. These patents and patent applications claim GLPG3121 compositions of matter and methods of treatment using GLPG3121. The issued U.S. patent, the European Patent, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2035, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG3312 product candidate: We have a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG3312 compositions of matter and methods of treatment using GLPG3312. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG3535 product candidate: We have a pending application under the PCT claiming GLPG3535 compositions of matter and methods of treatment using GLPG3535. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG3667 product candidate: We have a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG3667 compositions of matter and methods of treatment using GLPG3667. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG3970 product candidate: We have two pending UK patent applications claiming GLPG3970 compositions of matter and methods of treatment using GLPG3970. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2039, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

We have three families of issued patents related to our target discovery platform. The first covers the construction of recombinant adenoviral libraries and their use in an arrayed format for functional genomics applications. This family includes granted patents in the United States, Australia, Canada, Europe (validated in France, Germany, Switzerland, the United Kingdom, Ireland, Luxembourg and Monaco),  Mexico and New Zealand. This family is expected to expire by 2019. The second family, a U.S. patent expected to expire in 2020, relates to adenoviral vector modifications that enable gene delivery into T-cells, B-cells and mast cells, all of which are cell types that are resistant to gene delivery using standard transfection technologies. The third family relates to the use of certain shRNA expression vectors for in situ production of gene specific siRNA, leading to the knock down of the corresponding gene product. This family is a granted European patent validated in Austria, Belgium, Switzerland, Germany, France, the United Kingdom, Ireland, Luxembourg and the Netherlands, and is expected to expire in 2022. We do not believe that the expiration of these patents will materially affect our business, because they will not impact our patent coverage for our current clinical programs. We also use a variety of research tools and software products in our research platform that are non-exclusively licensed to us on commercially reasonable terms.

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

Collaborations

We have entered into multiple collaboration agreements with pharmaceutical partners, which have generated $1,130.0 million in cash through December 31, 2018 to fund discovery and development. We expect to continue to collaborate selectively with pharmaceutical and biotechnology companies to leverage our discovery platform and accelerate product candidate development. Our current alliances include the alliances with Gilead, Novartis (together with MorphoSys), Servier and the restructured alliance with AbbVie:

Exclusive collaboration agreement with Gilead for filgotinib

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

In connection with our entry into the collaboration agreement, we received an upfront payment of $725 million consisting of a one-time, non-refundable, non-creditable license fee in the amount of $300 million and a $425 million equity investment. All payments by Gilead to us are made in U.S. dollars. As of the date of this annual report, we have received an additional $85 million as payments under this agreement.

In addition, we will be eligible to receive remaining development and regulatory milestone-based payments of up to $670 million and sales-based milestone payments of up to $600 million. We will be eligible to receive tiered royalty percentages from 20% to 30% on global net sales of licensed products. The royalties payable to us under the collaboration agreement may be reduced under certain circumstances. Our right to receive royalties under the collaboration agreement continues, on a country-by-country basis, until the later to occur of certain specified events. As we exercised our co-promotion option with respect to licensed products in the United Kingdom, Germany, France, Italy, Spain, the Netherlands, Belgium, and Luxembourg in December 2017, we assume a portion of the co-promotion effort in these territories and share equally in the net profit and net losses in these territories instead of receiving royalties in these territories during the period of co-promotion.

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

Under the terms of the collaboration, Gilead is primarily responsible for development and for seeking regulatory approval of the licensed product. We are required to use commercially reasonable efforts as requested by Gilead to assist Gilead with certain development activities. We are responsible for funding 20% of the associated global development costs of the program. We have retained certain mechanisms to give us cost protection as filgotinib advances in clinical development. We can defer our portion of the global co-development study costs if they exceed a predetermined level, which we expect to reach at the end of 2019, and this deferment would be credited against future milestones, royalties or profit sharing at our option. If there are no future amounts to be paid by Gilead, we will not be obligated to make any payments to Gilead for such deferment.

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

Exclusive license agreement with MorphoSys AG and Novartis Pharma AG

In July 2018, we entered into an exclusive license agreement with MorphoSys and Novartis, pursuant to which MOR106 will be developed further for the treatment of AtD and potentially other indications. Novartis is responsible for all future research, development, manufacturing and commercialization costs related to MOR106, and holds exclusive rights to develop, manufacture and commercialize any products arising under the license agreement. Novartis grants us a non-exclusive license to exercise our rights and perform our obligations under the Novartis Agreement.

Under the license agreement, we, along with MorphoSys, are obligated to use commercially reasonable efforts to conduct certain ongoing and planned clinical trials, at Novartis’ cost, to support development of MOR106 in AtD.  Novartis is generally responsible for the development and regulatory approval of MOR106 worldwide, and is obligated to use commercially reasonable efforts to develop, seek regulatory approval for and commercialize MOR106.  Novartis is also obligated to conduct, at its own cost, a proof-of-concept clinical trial for MOR106 in at least two indications other than AtD. The collaboration is governed by a joint steering committee formed by representatives from us, MorphoSys and Novartis. The joint steering committee will, among other activities, review development and commercialization plans.

In addition to the funding of the current and future MOR106 programs by Novartis, we received jointly with MorphoSys an upfront cash payment of €95 million. We are jointly eligible with MorphoSys to receive milestone payments up to aggregate €850 million ($1 billion) upon the achievement of certain developmental, regulatory, commercial and sales-based milestones. In addition, we are eligible to receive tiered royalties, at rates in the low-teens to low-twenties for MOR106, on worldwide net sales of any commercialized product on a country-by-country basis until the expiration of the royalty term. The royalty term lasts on a product-by-product and country-by country-basis until the later to occur of certain specified events.  The royalties payable to us under the license agreement may be reduced under certain circumstances. We share equally with MorphoSys all payments received under the license agreement.

We and MorphoSys may terminate the license agreement if Novartis has materially breached or defaulted in the performance of any of its material obligations and such breach or default continues after the specified cure period. Novartis may terminate the license agreement with respect to either us or MorphoSys if we or MorphoSys have materially breached or defaulted in the performance of any of material obligations and such breach or default continues after the specified cure period.  We and MorphoSys may terminate the license agreement in the event of the commencement of any proceeding in or for bankruptcy, insolvency, dissolution or winding up by or against Novartis that is not dismissed or otherwise disposed of within specified time period, while Novartis may terminate in the event both we and MorphoSys reject the license agreement under the bankruptcy code of any country.  Following completion of certain clinical trials by MorphoSys and us, Novartis may terminate the license agreement, in its entirety or on a country-by-country basis, for convenience. Novartis may also terminate on a product-by-product or country-by country-basis, if it concludes in good faith that safety or regulatory reasons necessitate such termination. Each party has the right to terminate the license agreement for a challenge of the patentability, enforceability or validity of such party’s patents by another party and such suit is not dismissed within a specific time period.

Product development, license and commercialization agreement with Servier

In 2010, we and Servier entered into an agreement to discover and develop compounds in the field of osteoarthritis. Under this agreement, we and Servier engaged in a collaborative effort pursuant to which Galapagos discovered and developed GLPG1972 through to the end of Phase 1 clinical trials. In July 2017, Servier exercised its option to obtain an exclusive license to develop and commercialize GLPG1972 in all countries outside the US whereas we retained full rights to develop and commercialize GLPG1972 in the US.

On May 8, 2018, we and Servier amended and restated our product development, license and commercialization agreement, pursuant to which GLPG1972 is being developed in the field of OA and potentially other indications. Under the terms of the amended and restated agreement, we and Servier are jointly responsible for the costs relating to the ongoing global Phase 2 clinical trial known as ROCCELLA in knee OA patients, with Galapagos bearing the costs for the US, Servier bearing the costs for all other countries, and all costs that are common to both territories being split on a 50-50 basis.

We are eligible to receive development, regulatory and other milestone payments up to €136 million plus royalties in the mid single digits upon commercialization outside the US. As of the date of this annual report, we have received an upfront payment of €7 million, €6 million as option exercise payment and a total of €38 million in milestone payments under the agreement.

The collaboration is managed by a set of joint committees comprised of representatives from each of us and Servier. The joint executive committee manages the overall collaboration strategy. The joint steering committee has a leadership role over the collaboration and oversees and guides the implementation of the collaboration’s strategic objectives. The joint development committee oversees the development of the licensed products, facilitates communication and reviews any development matters. The joint commercialization committee will oversee commercialization, marketing and promotion of licensed products.

The agreement will expire at the end of the last-to-expire royalty term. Upon expiration of the agreement, the licenses will become fully-paid, royalty-free and irrevocable. Either we or Servier may terminate the agreement for the other party’s uncured material breach. Either we or Servier may terminate the agreement in the event of specified insolvency events involving the other party. Servier may also terminate the agreement in its entirety for convenience or for upon prior written notice.

If the agreement is terminated by Servier for convenience or our change of control, or by Galapagos for force majeure, Servier’s material breach or Servier’s insolvency, then we can choose from two contractual termination regimes, both including the termination of the licenses granted by us to Servier and the freedom for us to conduct research and development activities on terminated licensed products. Servier may also opt not to terminate the agreement in the event of Galapagos’ change of control, but may amongst other things choose to have the licenses granted to Servier continue, with all payment obligations remaining in place, but with Servier having full control over the further development and patent strategies for the licensed product in Servier’s territory. If the agreement is terminated by Servier for force majeure, our material breach or our insolvency, then Servier can choose from two contractual termination regimes, that either permit Servier to pursue any and all remedies against us, or modifies the licenses granted to Servier to become fully-paid, royalty-free and irrevocable for Servier’s territory.

Second amended and restated collaboration agreement with AbbVie

On October 24, 2018, we and AbbVie amended and restated the CF collaboration agreement for a second time to restructure the entire collaboration.

Pursuant to the second amended and restated agreement, AbbVie took over all programs in CF. AbbVie obtained exclusive worldwide rights to the current CF investigational drug candidate portfolio developed by the two companies in the course of the collaboration. The portfolio includes all potentiator and corrector candidates, with the exception of GLPG1837 and a specific arrangement for GLPG2737. We retain rights to these two compounds for use outside the field of CF. AbbVie will be responsible for all future activities and will bear all costs associated with this portfolio in CF going forward.

We received an upfront payment of $45 million from AbbVie. We will be eligible to receive up to $200 million in additional milestone payments from AbbVie pending completion of certain development, regulatory, and commercial achievements in CF by AbbVie. In the event AbbVie receives regulatory approval and realizes commercial sales in CF, we are further eligible to receive royalties ranging from single digit to low teens. AbbVie further agrees to pay us tiered single digit royalties of global commercial sales, if approved, from these candidates achieved in indications outside of CF.

We retain exclusive global commercial rights to develop GLPG2737, a candidate C2 corrector, in all indications outside of CF. AbbVie is eligible to receive up to $20 million upon achievement of a late stage development milestone, and tiered single digit royalties on future global commercial sales, if approved, in indications outside CF.

We further retain exclusive global commercial rights to develop GLPG1837, a candidate potentiator, in all indications outside of CF. AbbVie is eligible for a low single digit royalty on future global commercial sales, if approved, in indications outside CF.

As of the date of this annual report, we have achieved $87.5 million as milestones under the agreement, in addition to the $90 million aggregate upfront payments received upon entry into the original agreement and the second amended and restated agreement.

Seasonality

Our business is currently not materially affected by seasonality.

Manufacturing and supply

We currently do not own or operate manufacturing facilities for the production of product candidates for preclinical, clinical or commercial use. We currently outsource to a limited number of external service providers the production of all drug substances and drug products, and we expect to continue to do so to meet the preclinical and clinical requirements of our product candidates. We do not have long-term agreements with these third parties. We have framework agreements with most of our external service providers, under which they generally provide services to us on a short-term, project-by-project basis.

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

In the field of RA, therapeutic approaches have traditionally relied on DMARDS such as MTX and sulphasalazine as first-line therapy. These oral drugs work primarily to suppress the immune system and, while effective in this regard, the suppression of the immune system leads to an increased risk of infections and other side effects. Accordingly, in addition to DMARDS, monoclonal antibodies targeting TNF, like AbbVie’s Humira, or IL‑6 like Roche’s Actemra, have been developed. These biologics, which must be delivered via injection, are currently the standard of care as first- and second-line therapies for RA patients who have an inadequate response to DMARDS. In November 2012, Xeljanz, marketed by Pfizer, was approved by the FDA as an oral treatment of adult patients with RA who have had an inadequate response to, or who are intolerant of, MTX. Xeljanz was approved by EMA in 2017. Olumiant, a once-daily JAK1/2 inhibitor, marketed by Lilly, was approved by the EMA for RA in 2017 and by the FDA in 2018. We are aware of other JAK inhibitors in development for patients with RA, including a JAK inhibitor called upadacitinib which has been submitted for approval by AbbVie. Filgotinib, which is a selective JAK1 inhibitor currently in three Phase 3 and multiple Phase 2 trials, is being developed in collaboration with Gilead.

We expect that filgotinib, for which we have completed a Phase 2 program in patients with moderate to severe RA who have an inadequate response to MTX, will compete with all of these therapies when marketed. If generic or biosimilar versions of these therapies are approved we would also expect to compete against these versions of the therapies.

In the field of IBD, first line therapies are oral (or local) treatments with several low-cost generic compounds such as mesalazine, more effective in UC, and azathioprine, more effective in CD. Steroids such as budesonide are used in both UC and CD. For more advanced therapy, monoclonal antibodies with various targets such as TNF and more recently, integrins by vedolizumab (Entyvio) are approved. We are also aware of other biologics in clinical development for these indications, such as: ustekinumab, developed by Johnson & Johnson, which is in Phase 3 clinical trials, and risankizumab, developed by AbbVie. Celgene has a new oral therapy in development: ozanimod, currently in Phase 3 in UC and Phase 2 in CD. Pfizer’s Xeljanz was approved by the FDA for UC in 2018. The large number of treatments for UC, and somewhat fewer for CD, presents a substantial level of competition for any new treatment entering the IBD market.

In the field of IPF, there are two approved disease modifying drugs, pirfenidone, marketed by Roche, and nintenanib, marketed by Boehringer Ingelheim. These drugs are not well tolerated by patients and prolong life for IPF patients by a matter of months, leaving an unmet medical need for those developing disease-modifying drugs in this field. In 2017, Fibrogen announced positive Phase 2 trial results with pamrevlumab in IPF patients and announced the design of a Phase 3 program in 2018. In 2017, Prometic announced Phase 2 trial results with PBI-4050 in IPF patients and announced the design of a Phase 3 program in 2018.

In the field of SSc, other companies with trials running in SSc include Corbus Pharmaceuticals, currently in Phase 3. In March 2019, Boehringer-Ingelheim announced that it has filed for regulatory approval with the FDA and EMA for the use of nintedanib in patients with systemic sclerosis associated interstitial lung disease (SSc-ILD). According to the company, approximately 25% of SSc patients develop significant pulmonary involvement within three years of diagnosis. Boehringer-Ingelheim indicated that clinical results relating to nintedanib in SSc-ILD will be shared with the scientific community during the American Thoracic Society Congress (ATS; May 2019).

In the field of OA, there are currently no disease-modifying drugs approved. Current treatment involves weight loss, physical therapy, prednisolone, non-steroidal anti-inflammatory drugs, and pain management. Medivir announced in September 2017 that a trial in patients with knee OA with MIV-711, a cathepsin K inhibitor, demonstrated structural benefit. Sprifermin, a novel recombinant human fibroblast growth factor 18 being developed by Merck KGaA, is currently being investigated as a potential disease-modifying OA drug; in a Phase 2 trial published in 2018, sprifermin showed to be effective at increasing cartilage thickness in a dose-dependent manner in knee OA patients, with an acceptable safety profile.

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

U.S. regulation

U.S. drug development process

The process of obtaining regulatory approvals and compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, voluntary product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices regulations;
•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;
•	performance of adequate and well-controlled human clinical trials according to good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug for its intended use;
•	preparation and submission to the FDA of a new drug application, or NDA;
•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP;
•	potential FDA audit of the clinical trial sites that generated the data in support of the NDA; and
•	FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort and financial resources and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Once a pharmaceutical product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND. The sponsor must also include a protocol detailing, among other things, the objectives of the initial clinical trial, dosing procedures, subject selection and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions related to a proposed clinical trial and places the trial on a clinical hold within that 30‑day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns or non-compliance, and may be imposed on all drug products within a certain class of drugs. The FDA also can impose partial clinical holds, for example, prohibiting the initiation of clinical trials of a certain duration or for a certain dose.

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

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. Within 15 calendar days after the sponsor determines that the information qualifies for reporting, written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies or animal or   in vitro   testing that suggest a significant risk to humans, and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

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

A drug being studied in clinical trials may be made available to individual patients in certain circumstances. Pursuant to the 21st Century Cures Act, or Cures Act, the manufacturer of an investigational drug for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational drug. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 trial of the investigational drug, or, as applicable, 15 days after the drug receives a designation as a breakthrough therapy, fast track product, or regenerative advanced therapy.

U.S. review and approval processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA for a new drug, requesting approval to market the product. The submission of an NDA is subject to the payment of a substantial user fee; although a waiver of such fee may be obtained under certain limited circumstances. For example, the agency will waive the application fee for the first human drug application that a small business or its affiliate submits for review. The sponsor of an approved NDA is also subject to an annual prescription drug product program fee.

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

Breakthrough designation

The FDA expedites the development and review of a breakthrough therapy. A drug product can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a drug product be designated as a breakthrough therapy concurrently with, or at any time after, the submission of an IND, and the FDA must determine if the product candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. If so designated, the FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather preclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

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

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

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

Pediatric information

Under the Pediatric Research Equity Act of 2003, or PREA, as amended, NDAs or supplements to NDAs must contain data adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDCA requires that a sponsor who is planning to submit a marketing application for a drug product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of data or full or partial waivers. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials, and/or other clinical development programs. At this time, the requirements of PREA do not apply to an application to market a drug for an orphan-designated indication.

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

The U.S. federal False Claims Act prohibits anyone from, among other things, knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services that are false or fraudulent. Although we would not submit claims directly to payers, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. For example, pharmaceutical companies have been prosecuted under the federal False Claims Act in connection with their off-label promotion of drugs. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $11,181 and $22,363 for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. In addition, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.

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

Some of the provisions of the Affordable Care Act have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, that while not a law, is widely viewed as the first step toward the passage of legislation that would repeal certain aspects of the Affordable Care Act. While Congress has not passed repeal legislation to date, the 2017 Tax Reform Act includes a provision repealing the individual mandate, effective January 1, 2019. On December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore because the mandate was repealed, the remaining provisions of the ACA are invalid as well. The Trump administration and CMS have both stated that the ruling will have no immediate effect, and on December 30, 2018 the same judge issued an order staying the judgment pending appeal.  On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain Affordable Care Act-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices.  Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the Affordable Care Act to waive, defer, grant exemptions from, or delay the implementation of any provision of the Affordable Care Act that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Congress also could consider subsequent legislation to replace elements of the Affordable Care Act that are repealed. On October 13, 2017, President Trump signed an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the Affordable Care Act. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the Affordable Care Act for plans sold through such marketplaces. Congress will likely consider other legislation to replace elements of the Affordable Care Act. Thus, the full impact of the Affordable Care Act, any law replacing elements of it, or the political uncertainty surrounding its repeal or replacement on our business remains unclear.

There have been several recent U.S. congressional inquiries and proposed and adopted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs and biologics. For example, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. HHS, has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019, and in October 2018, CMS proposed a new rule that would require direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product. Although a number of these, and other proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.In addition, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. While any proposed measures will require authorization through additional legislation to become effective, Congress and the current U.S. presidential administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

On January 31, 2019, HHS and OIG proposed an amendment to the existing Anti-Kickback safe harbor protecting discounts  (42 C.F.R. 1001.952(h)).  The proposed amendment, if finalized, would explicitly exclude from the definition of a discount eligible for safe harbor protection certain reductions in price or other remuneration from certain pharmaceutical manufacturers to plan sponsors under medicare Part D, Medicaid managed care organizations, or pharmacy benefit managers under contract with them . At the same time, HHS also proposed to create a new safe harbor to protect point-of-sale discounts that drug manufacturers provide directly to patients, and adds another safe harbor to protect certain administrative fees paid by manufacturers to pharmacy benefit managers. If this proposal is adopted, in whole or in part, it could affect the pricing and reimbursement for any products for which we receive approval in the future.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

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

Brexit

On March 29, 2017, the United Kingdom (UK) notified the European Council of its intention to withdraw from the European Union (EU), a process known as 'Brexit'. As of the date of this filing, it is unclear what the status of this process is. The EMA has made preparations to ensure that it can continue to deliver on its mission and protect public and animal health after the UK leaves the EU. One of the consequences of Brexit is that EMA has relocated to Amsterdam, the Netherlands, where it has taken up its operations in March 2019. The Agency continues its operations in accordance with the timelines set by its rules and regulations. EMA is working on the assumption that the UK will become a third country. This is without prejudice to the outcome of the withdrawal negotiations. The UK continues to participate in all EMA activities and meetings and retains its speaking and voting rights. No Member State has previously decided to leave the EU, so there is no precedent for this situation.

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

Clinical trials

As is the case in the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. The Clinical Trials Directive 2001/20/EC, as amended, (and which will be replaced by Regulation (EU) No 536/2014, currently expected to be in 2020) provides a system for the approval of clinical trials in the European Union via implementation through national legislation of the Member States. Under this system, approval must be obtained from the competent national authorities of the European Union Member States in which the clinical trial is to be conducted. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application, which must be supported by an investigational medicinal product dossier with supporting information prescribed by the Clinical Trials Directive and corresponding national laws of the Member States and further detailed in applicable guidance documents. A clinical trial may only be undertaken if provision has been made for insurance or indemnity to cover the liability of the investigator or sponsor. In certain countries, the sponsor of a clinical trial has a strict (faultless) liability for any (direct or indirect) damage suffered by trial subjects. The sponsor of a clinical trial, or its legal representative, must be based in the European Economic Area. European regulators and ethics committees also require the submission of adverse event reports during a study and a copy of the final study report.

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

The CHMP and other committees are also responsible for providing guidelines and have published numerous guidelines that may apply to our product candidates. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of drug products and may include, among other things, the preclinical studies required in specific cases; and the manufacturing and control information that should be submitted in a MAA; and post-approval measures required to monitor patients and evaluate the long-term efficacy and potential adverse reactions. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain approval for any of our product candidates. Following Article 6(3), first subparagraph, of Regulation (EC) No. 726/2004, the maximum timeframe for the evaluation of an MAA by the CHMP under the centralized procedure is 210 days after receipt of a valid application. This period will be suspended until such time as the supplementary information requested by the CHMP, has been provided by the applicant. Likewise, this time limit will be suspended for the time allowed for the applicant to prepare oral or written explanations. When an application is submitted for a marketing authorization in respect of a drug which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days, according to Article 14(9) of Regulation (EC) No. 726/2004, but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

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

European Union legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No. 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of a complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of 10 years of orphan market exclusivity limited to the therapeutic indication for which orphan designation has been obtained—see also “—Orphan Drug Regulation.” Depending upon the timing and duration of the EU marketing authorization process, products may be eligible for up to five years’ supplementary protection certification, or SPC, pursuant to Regulation (EC) No. 469/2009. Such SPCs extend the rights under the basic patent for the drug.

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

Collection and use of personal data in the EU

As of May 25, 2018, the General Data Protection Regulation (“GDPR”) regulates the collection and use of personal data in the EU. The GDPR covers any business, regardless of its location, that provides goods or services to residents in the EU and, thus, could incorporate our activities in EU member states.  The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information,” which includes health and genetic information of individuals residing in the EU. GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the EU to regions that have not been deemed to offer “adequate” privacy protections, such as the U.S. currently. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU member states, which may deviate slightly from the GDPR, may result in warning letters, mandatory audits and financial penalties, including fines of up to 4 percent of global revenues, or €20,000,000, whichever is greater. As a result of the implementation of the GDPR, we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules.

There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with GDPR. For example, it is unclear whether the authorities will conduct random audits of companies doing business in the EU, or act solely after complaints are filed claiming a violation of the GDPR.  The lack of compliance standards and precedent, enforcement uncertainty and the costs associated with ensuring GDPR compliance may be onerous and adversely affect our business, financial condition, results of operations and prospects.

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

Autotaxin (ATX)	An enzyme important for generating the signaling molecule lypophosphatidic acid (LPA). GLPG1690 targets autotaxin for IPF and SSc

BID dosing	Twice-daily dosing (bis in die)

Bioavailability	Assessment of the amount of product candidate that reaches a body’s systemic circulation after (oral) administration

Biomarker	Substance used as an indicator of a biological process, particularly to determine whether a product candidate has a biological effect

Black & Scholes model	A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and warrants

Bleomycin model	A preclinical model involving use of bleomycin (a cancer medication) to induce IPF symptoms

CDAI	Crohn’s Disease Activity Index, evaluating patients on eight different factors, each of which has a pre-defined weight as a way to quantify the impact of CD

CDAI remission	In the FITZROY trial, the percentage of patients with CD who showed a reduction of CDAI score to <150

CIR

Crédit d’Impôt Recherche, or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris

Clinical proof-of-concept (PoC)	Point in the drug development process where the product candidate shows efficacy in a therapeutic setting

Compound	A chemical substance, often a small molecule with drug-like properties

Contract research organization	Organization which provides drug discovery and development services

Crohn’s disease (CD)	An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel

CRP	C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation

Cytokine	A category of small proteins which play important roles in signaling in processes in the body

Dactylitis

Dactylitis is inflammation of a digit (either finger or toe) and is derived from the Greek word dactylos meaning finger. The affected fingers and/or toes swell up into a sausage shape and can become painful. Dactylitis was measured in the EQUATOR trial with filgotinib

DARWIN

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

DAS28 is an RA Disease Activity Score based on a calculation that uses tender and swollen joint counts of 28 defined joints, the physician’s global health assessment and a serum marker for inflammation, such as C-reactive protein. DAS28(CRP) includes C-reactive protein score calculation: scores range from 2.0 to 10.0, with scores below 2.6 being considered remission

Development

All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates

Discovery	Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates

Disease-modifying	Addresses the cause of disease and modifying the disease progression, not just the symptoms of the disease

DIVERSITY	Phase 3 program evaluating filgotinib in CD

DLCO	DLCO (diffusion capacity of the lung for carbon monoxide) is the extent to which oxygen passes from the air sacs of the lungs into the blood. This is measured in IPF patients

Dose-range finding study	Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies

Double-blind	Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated

Efficacy	Effectiveness for intended use

EMA	European Medicines Agency, in charge of European market authorization of new medications

Endoscopy	A non-surgical procedure involving use of an endoscope to examine a person’s digestive tract

Enthesitis	Inflammation of the tendons or ligaments; this is one of the key symptoms of psoriatic arthritis and was also measured in the EQUATOR trial with filgotinib

EQUATOR	A Phase 2 trial with filgotinib in psoriatic arthritis patients. In 2018, we and Gilead announced that EQUATOR reached its primary endpoint

Esbriet	An approved drug (pirfenidone) for IPF, marketed by Roche

FDA	The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications

Fee-for-service	Payment system where the service provider is paid a specific amount for each procedure or service performed

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

GECKO	A Phase 2 trial evaluating a subcutaneous formulation of MOR106 in combination with topical corticosteroids. This Phase 2 trial was initiated early 2019

GLPG0555	A preclinical candidate with undisclosed novel mode of action directed toward inflammation

GLPG0634	Molecule number currently known as filgotinib

GLPG1205	A GPR84 inhibitor fully proprietary to us. We initiated the PINTA patient trial with GLPG1205 in IPF

GLPG1690

A novel drug targeting autotaxin, with potential application in IPF and SSc. Fully proprietary to Galapagos. Topline results from the Phase 2a FLORA trial were reported in August 2017. The ISABELA Phase 3 program was initiated in 2018 and the NOVESA Phase 2 trial in SSc was initiated in early 2019

GLPG1972/S201086

GLPG1972/S201086, also referred to as GLPG1972 is a novel mode-of-action product candidate that is part of the OA collaboration with Servier. Galapagos and Servier are recruiting the ROCCELLA global Phase 2b trial with GLPG1972/S201086

GLPG2534	A preclinical candidate with undisclosed mode of action. GLPG2534 is expected to enter Phase 1 trials in 2019

GLPG2737	A preclinical candidate with undisclosed novel mode of action. This compound is part of the CF collaboration with AbbVie but Galapagos regained rights outside of CF

GLPG3121	A preclinical candidate with undisclosed novel mode of action directed toward inflammation. GLPG3121 is expected to enter Phase 1 trials in 2019

GLPG3312	A compound currently in Phase 1 with an undisclosed mode of action directed towards inflammation (IBD). GLPG3312 is a Toledo compound and the first one to enter Phase 1

GLPG3667	A preclinical candidate with undisclosed mode of action directed toward inflammation. GLPG3667 is expected to enter Phase 1 trials in 2019

GLPG3970	A preclinical candidate with undisclosed mode of action directed toward inflammation. GLPG3970, which is part of the Toledo target family, is expected to enter Phase 1 trials in 2019

HDL

High-density lipoprotein. HDL scavenges and reduces low-density lipoprotein (LDL) which contributes to heart disease at high levels. High levels of HDL reduce the risk for heart disease, while low levels of HDL increase the risk of heart disease

Hemoglobin	A protein inside red blood cells that carries oxygen from the lungs to tissues and organs in the body and carries carbon dioxide back to the lungs

HHS	U.S. Department of Health and Human Services

Histopathology	Microscopic examination of tissues for manifestations of a disease

IBD

Inflammatory Bowel Disease. This is a general term for an autoimmune disease affecting the bowel, including CD and UC. CD affects the small and large intestine, while UC affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately, in some cases, surgical removal of part of the bowel

IGUANA	A Phase 2 trial together with our partners MorphoSys and Novartis, evaluating MOR106 in AtD

IL‑17C	IL‑17C has been shown to be distinct from other members of the IL‑17 family of cytokines. IL‑17C has been shown to be an important mediator in inflammatory skin diseases, and is the target of MOR106

Inflammatory diseases	A large, unrelated group of disorders associated with abnormalities in inflammation

In-/out-licensing	Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty

Inspiratory capacity	Total lung capacity or the amount of gas contained in the lung at the end of a maximal inhalation

Intellectual property	Creations of the mind that have commercial value and are protected or protectable, including by patents, trademarks or copyrights

Intersegment	Occurring between the different operations of a company

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

IPF

Idiopathic pulmonary fibrosis. A chronic and ultimately fatal disease characterized by a progressive decline in lung function. Pulmonary fibrosis involves scarring of lung tissue and is the cause of shortness of breath. Fibrosis is usually associated with a poor prognosis. The term “idiopathic” is used because the cause of pulmonary fibrosis is still unknown

ISABELA

A Phase 3 program with autotaxin inhibitor GLPG1690 in IPF. The ISABELA Phase 3 program consists of two identically designed trials, ISABELA 1 and ISABELA 2, and will enroll a total of 1,500 IPF patients combined

JAK

Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a selective JAK1 inhibitor

LDL	Low-density lipoprotein. LDL contributes to heart disease at high levels

Liver enzymes	Inflamed or injured liver cells secrete higher than normal amounts of certain chemicals, including liver enzymes, into the bloodstream

LPA	Lysophosphatidic acid (LPA) is a signaling molecule involved in fibrosis

Lymphocyte	Type of white blood cell that is part of the immune system

MANTA	A Phase 2 trial with filgotinib to evaluate male testicular safety in patients with UC

Milestone	Major achievement in a project or program; in our alliances, this is usually associated with a payment

Molecule collections

Chemical libraries, usually consisting of drug-like small molecules that are designed to interact with specific target classes. These collections can be screened against a target to generate initial “hits” in a drug discovery program

MOR106

A novel mode-of-action antibody product candidate currently in a Phase 2 trial in AtD patients. MOR106 acts on IL-17C, a novel antibody target discovered by Galapagos. MOR106 is part of the alliance with MorphoSys and Novartis

MTX	Methotrexate; a first-line therapy for inflammatory diseases

NDA	New Drug Application

Neutrophil

Type of immune system cell which is one of the first cell types to travel to the site of an infection in the body. Neutrophils are another type of white blood cell which fight infection by ingesting and killing microorganisms

NK cells	Natural killer cells, type of white blood cell with granules of enzymes which can attack tumors or viruses

NOVESA	A Phase 2 trial to evaluate GLPG1690 in systemic sclerosis (SSc)

Ofev	An approved drug (nintedanib) for IPF, marketed by Boehringer Ingelheim

OIG	HHS Office of Inspector General

Oral dosing	Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form

Organoids	Miniature organ produced from cells from a donor; organoids have all the phenotypic characteristics of the patient donor, making them useful tools for in vitro drug research

Osteoarthritis (OA)	The most common form of arthritis, usually occurring after middle age, marked by chronic breakdown of cartilage in the joints leading to pain, stiffness, and swelling

Outsourcing	Contracting work to a third party

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

PINTA	Phase 2 trial with GPR84 inhibitor GLPG1205 in IPF patients

Placebo-controlled	A substance having no pharmacological effect but administered as a control in testing a biologically active preparation

Preclinical	Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling

Preclinical candidate (PCC)	A new molecule and potential drug that meets chemical and biological criteria to begin the development process

Product candidate

Substance that has satisfied the requirements of early preclinical testing and has been selected for development, starting with formal preclinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans

Proof of Concept trial	Phase 2 patient trial in which activity as well as safety in patients is evaluated, usually for a new mechanism of action

Pruritis	Extreme itching, as observed in AtD patients

Psoriatic arthritis (psA)

Psoriatic arthritis is an inflammatory form of arthritis, affecting up to 30% of psoriasis patients. Psoriatic arthritis can cause swelling, stiffness and pain in and around the joints, and cause nail changes and overall fatigue

QD dosing	Once-daily dosing (qd from the Latin quaque die)

R&D operations	Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners

Rheumatoid arthritis (RA)	A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability

ROCCELLA	A Phase 2b trial, together with our collaboration partner Servier, evaluating GLPG1972/S201086 (GLPG1972) in osteoarthritis (OA)

Screening

Method usually applied at the beginning of a drug discovery campaign, where a target is tested in a biochemical assay against a series of small molecules or antibodies to obtain an initial set of “hits” that show activity against the target. These hits are then further tested or optimized

SELECTION	Phase 3 program evaluating filgotinib in UC patients

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

About 20% of patients with psoratic arthritis will develop spinal involvement, which is called psoriatic spondylitis. Inflammation of the spine can lead to complete fusion, as in AS, or affect only certain areas such as the lower back or neck. We measure spondylitis in the EQUATOR trial with filgotinib in psoriatic arthritis

Systemic sclerosis (SSc)

Systemic sclerosis (SSc) or scleroderma is an autoimmune disease. One of the most visible manifestations is hardening of the skin. In diffuse cutaneous SSc, which has one of the highest mortality rates among rheumatic diseases, fibrosis occurs in multiple organs, such as the lung.

Target	Protein that has been shown to be involved in a disease process and forms the basis of therapeutic intervention or drug discovery

Target discovery	Identification and validation of proteins that have been shown to play a role in a disease process

Technology access fee	License payment made in return for access to specific technology (e.g. compound or virus collections)

Tendinitis

Tendinitis is inflammation or irritation of a tendon, the thick fibrous cords that attach muscle to bone. The condition causes pain and tenderness just outside a joint. We measured tendinitis in the EQUATOR trial with filgotinib in psoriatic arthritis

(anti-)TNF	Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF

Toledo	Toledo is a code name for a target family with a novel, undisclosed mode of action. GLPG3312 is the first of the Toledo compounds for which a Phase 1 has been initiated early 2019

TORTUGA	A Phase 2 trial with filgotinib in AS patients. In 2018, we and Gilead reported that TORTUGA met its primary endpoint

Ulcerative colitis (UC)	UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract)

Uveitis	Uveitis is the term that refers to inflammation inside the eye. This inflammation can be caused by infection, autoimmune reaction, or by conditions confined primarily to the eye

C.     Organizational structure.

As of December 31, 2018, we had 10 subsidiaries. The following table sets out for each of our subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Country of incorporation	Percentage ownership and voting interest
BioFocus DPI AG in liquidation	Switzerland	100%
Fidelta d.o.o.	Croatia	100%
Galapagos B.V.	The Netherlands	100%
Galapagos GmbH	Switzerland	100%
Galapagos, Inc.	United States	100%
Galapagos SASU	France	100%

Galapagos Biotech Ltd.	United Kingdom	100%
Galapagos Real Estate 1 BVBA	Belgium	100%
Galapagos Real Estate 2 BVBA	Belgium	100%
Xenometrix, Inc.	United States	100%

Our Belgian subsidiaries, Galapagos Real Estate 1 and Galapagos Real Estate 2, were incorporated in 2018. We anticipate that the liquidation of our dormant Swiss subsidiary, BioFocus DPI AG, will be completed in 2019.

D.     Property, plants and equipment.

We have our principal executive, operational offices and laboratory space located in Mechelen, Belgium. We believe our current facility is sufficient to meet our current needs, but we intend to expand our facilities in Belgium by 2022 at the earliest in order to meet our future needs. We had a total of six facilities worldwide owned or leased as of December 31, 2018, as set forth in the following table:

Facility location	Use	Approx. size (m2)	Lease expiry
Mechelen, Belgium (leased)	Headquarters, R&D, Operations	10,650	December 31, 2021(1)
Romainville, France (leased)	R&D	6,000	March 25, 2027
Leiden, the Netherlands (leased)	R&D	3,000	September 30, 2025
Basel, Switzerland (leased)	R&D	500	August 31, 2023
Boston, United States (leased)	R&D	500	March 31, 2022
Zagreb, Croatia (leased)	Research Services	5,400	December 31, 2020(2)

(1)	With the exception of approximately 5,500 m² of laboratory, storage and office space, for which the lease expires on May 31, 2024.
(2)	With the exception of approximately 2,600 m² of laboratory and office space, for which the lease expires on May 4, 2022.

Environmental issues

For more information on environmental issues that may affect our utilization of our facilities, please see the section of this annual report titled “Item 3.D.—Risk factors—Risks related to our organization, structure and operation—.” We could be subject to liabilities under environmental, health and safety laws or regulations, or fines, penalties or other sanctions, if we fail to comply with such laws or regulations or otherwise incur costs that could have a material adverse effect on the success of our business.

Item 4B  Unresolved staff comments

Not applicable.

Item 5     Operating and financial review and prospects

Overview

We are an integrated biopharmaceutical company active in the discovery, development, and preparation for future commercialization of medicines with novel modes of action, addressing disease areas of high unmet medical need. Our pipeline comprises programs ranging from discovery to Phase 3 clinical trials in inflammation, fibrosis, osteoarthritis (OA), and other indications. Our highly flexible platform is applicable across many therapeutic areas. Our clinical stage programs include: filgotinib, which is currently in Phase 3 trials in rheumatoid arthritis (RA), ulcerative colitis (UC) and Crohn’s disease (CD), and in Phase 2 trials in multiple additional indications; GLPG1690, our fully proprietary autotaxin inhibitor, which is currently in a Phase 3 program for idiopathic pulmonary fibrosis (IPF) and in a Phase 2 trial in systemic sclerosis (SSc); GLPG1972 for OA, which is currently in a Phase 2b trial in OA patients; MOR106, which is currently in a Phase 2 program in atopic dermatitis (AtD) patients; and GLPG3312, currently in Phase 1 trial in inflammation. Almost exclusively, these programs are based on inhibiting targets which were identified using our proprietary target discovery platform.

We devote substantially all of our resources to our drug discovery efforts from target discovery through to clinical development. To date, we do not have any products approved for sale and have not generated any revenue from product sales. To date, we funded our operations through public and private placements of equity securities, upfront and milestone payments received from pharmaceutical partners under our collaboration and alliance agreements, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division in 2014. From January 1, 2016 until December 31, 2018, we raised net proceeds from an equity investment by Gilead in January 2016, and from two U.S. public offering of American Depositary Shares (ADSs) in April 2017 and September 2018. From January 1, 2016 until December 31, 2018 we also received €540.9 million in payments through our collaboration and alliance agreements. These are non-recurring items which have a significant impact upon the profitability or cash flow of our business in each year in which they are received and earned. Fee-for-service payments and payments from governmental bodies contributed €27.2 million and €51.2 million, respectively. Over the same period, we also received €5.6 million in interest payments. As of December 31, 2018, we had cash and cash equivalents of €1,290.8 million.

Due to a non-cash adjustment on a short term financial asset, as described below, with regard to the share subscription agreement with Gilead on January 19, 2016, we realized a net income of €54.0 million for the year ended December 31, 2016. For the year ended December 31, 2017, we incurred a net loss of €115.7 million. For the year ended December 31, 2018, we incurred a net loss of €29.3 million. Excluding the impact of possible upfront and in-licensing payments we may receive from our collaborations, we forecast to continue incurring losses as we continue to invest in our clinical and preclinical development programs and our discovery platform.

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

Collaboration and alliance agreements

Our main collaborations and alliance agreements are summarized below. All U.S. dollar payment amounts which have been received in cash regarding our Gilead and AbbVie collaborations in this Item 5 are converted into euros as per historical exchange rates (i.e., the spot rate at the moment of the transaction).

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

In connection with our entry into the collaboration agreement, we received in January 2016 an upfront payment of $725 million consisting of a one-time, non-refundable, non-creditable license fee in the amount of $300 million and a $425 million equity investment. In November 2016, Gilead initiated a Phase 3 trial in CD, for which we received a $50.0 million (€45.7 million) payment. In December 2016, Gilead initiated a Phase 2 trial in UC for which we received a $10.0 million (€9.4 million) payment. In April 2017, Galapagos initiated a Phase 2 trial in psoriatic arthritis as a new indication, for which we received a $10.0 million (€9.4 million) payment. In May 2018, Gilead initiated a phase 3 trial in UC for which we received $15.0 million (€12.4 million). All payments by Gilead to us are made in U.S. dollars. We agreed on a 20% 80% cost split for development costs of the licensed product, i.e. Galapagos will support 20% of all development costs.

We have retained certain mechanisms to give us cost protection as filgotinib advances in clinical development. We can defer our portion of the global co-development study costs if they exceed a predetermined level, which we expect to reach at the end of 2019, and this deferment would be credited against future milestones, royalties or profit sharing at our option. If there are no future amounts to be paid by Gilead, we will not be obligated to make any payments to Gilead for such deferment.

In addition, we will be eligible to receive development and regulatory milestone-based payments of up to $670 million and sales-based milestone payments of up to $600 million. We will be eligible to receive tiered royalty percentages ranging from 20% to 30% on global net sales of licensed products. The royalties payable to us under the collaboration agreement may be reduced under certain circumstances. Our right to receive royalties under the collaboration agreement continues, on a country-by-country basis, until the later to occur of certain specified events. As we exercised our co-promotion option with respect to licensed products in the United Kingdom, Germany, France, Italy, Spain, the Netherlands, Belgium, and Luxembourg in December 2017, we assumed a portion of the co-promotion effort in these territories and share equally in the net profit and net losses in these territories instead of receiving royalties in these territories during the period of co-promotion.

Product development, license and commercialization agreement with Servier

In 2010, we and Servier entered into an agreement to discover and develop compounds in the field of osteoarthritis. Under this agreement, we and Servier engaged in a collaborative effort pursuant to which Galapagos discovered and developed GLPG1972 through to the end of Phase 1 clinical trials. In July 2017, Servier exercised its option to obtain an exclusive license to develop and commercialize GLPG1972 in all countries outside the US whereas we retained full rights to develop and commercialize GLPG1972 in the US.

On May 8, 2018, we and Servier amended and restated our product development, license and commercialization agreement, pursuant to which GLPG1972 is being developed in the field of OA and potentially other indications. A detailed summary of this collaboration agreement is set forth in the section of this annual report titled “Item 4.B.—Business Overview—Collaborations—Product Development, License and Commercialization Agreement with Servier.”

Under the terms of the amended and restated agreement, we and Servier are jointly responsible for the costs relating to the ongoing global Phase 2 clinical trial known as ROCCELLA in knee OA patients, with Galapagos bearing the costs for the US, Servier bearing the costs for all other countries, and all costs that are common to both territories being split on a 50-50 basis.

We are eligible to receive development, regulatory and other milestone payments up to €136.0 million plus royalties in the mid single digits upon commercialization outside the US. As of the date of this annual report, we have received an upfront payment of €7.0 million, €6.0 million as option exercise payment and a total of €38.0 million in milestone payments under the agreement.

Exclusive license agreement with MorphoSys AG and Novartis Pharma AG

In July 2018, we entered into an exclusive license agreement with MorphoSys and Novartis, pursuant to which MOR106 will be developed further for the treatment of AtD and potentially other indications. A detailed summary of this collaboration agreement is set forth in the section of this annual report titled “Item 4.B.—Business Overview—Collaborations—Exclusive License Agreement with MorphoSys AG and Novartis Pharma AG.”

In addition to the funding of the current and future MOR106 programs by Novartis, we received jointly with MorphoSys an upfront cash payment of €95.0 million. We are jointly eligible with MorphoSys to receive milestone payments up to aggregate €850 million ($1 billion) upon the achievement of certain developmental, regulatory, commercial and sales-based milestones. In addition, we are eligible to receive tiered royalties, at rates in the low-teens to low-twenties for MOR106, on worldwide net sales of any commercialized product on a country-by-country basis until the expiration of the royalty term. The royalty term lasts on a product-by-product and country-by country-basis until the later to occur of certain specified events. The royalties payable to us under the license agreement may be reduced under certain circumstances. We share equally with MorphoSys all payments received under the license agreement.

Amended AbbVie collaboration agreement for CF

On October 24, 2018 we and AbbVie amended and restated the CF collaboration agreement for a second time to restructure the entire collaboration. A detailed summary of this collaboration agreement is set forth in the section of this annual report titled “Item 4.B.—Business Overview—Collaborations— Second Amended and Restated Collaboration with AbbVie.”

Upon execution of the initial collaboration agreement, we received a one-time non-refundable, non-creditable upfront payment of $45.0 million (€34.0 million). Upon execution of the second amended and restated collaboration agreement, we received an additional one-time non-refundable, non-creditable upfront payment of $45.0 million (€38.9 million). As of the date of this annual report, we have also received a total of $87.5 million (€76.9 million) in milestone payments under the agreement. All payments by AbbVie to us are made in U.S. dollars.

Under the second amended and restated agreement, we are still eligible to receive up to $200 million in total additional developmental, regulatory, and sales-based milestones. In addition, we will be eligible to receive tiered royalty percentages ranging from single digit to low teens on net sales of licensed products payable on a product-by-product basis in the event AbbVie receives regulatory approval and realizes commercial sales in CF.  AbbVie further agrees to pay us tiered single digit royalties of global commercial sales, if approved, from these candidates achieved in indications outside of CF.

We retain exclusive global commercial rights to develop GLPG2737, a candidate C2 corrector, in all indications outside of CF. AbbVie is eligible to receive up to $20 million upon achievement of a late stage development milestone, and tiered single digit royalties on future global commercial sales, if approved, in indications outside CF. We further retain exclusive global commercial rights to develop GLPG1837, a candidate potentiator, in all indications outside of CF. AbbVie is eligible for a low single digit royalty on future global commercial sales, if approved, in indications outside CF

Financial operations overview

Revenue

We adopted IFRS 15 Revenue from Contracts with Customers on January 1, 2018, using the modified retrospective transition method. The adoption of the new standard resulted in a timing difference of revenue recognition between prior accounting standards and IFRS 15. The cumulative effect of initially applying the new revenue standard was recognized as an adjustment to the opening balance of accumulated deficit and deferred income.

To determine revenue recognition for arrangements that we determine are within the scope of IFRS 15, we perform the following five steps: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; (v) recognize revenue when (or as) the entity satisfies a performance obligation.

As a consequence of the adoption of the IFRS 15 on January 1, 2018, our consolidated accumulated losses and deferred income were both increased by €83.2 million, reflecting the impact of the new standard on the revenue recognition of the considerations received related to our ongoing license and collaboration agreements. Differences in accounting treatment compared to the former standard were identified for (i) the milestones payments previously received in the scope of our license and collaboration agreement for filgotinib with Gilead, and (ii) the upfront and milestone payments received related to the license and collaboration agreement with AbbVie for cystic fibrosis, which were fully recognized in revenue in the previous years under the former applicable IFRS standard. The collaboration agreement with AbbVie for cystic fibrosis was modified in 2016. Under IAS 18 this modification was accounted for as a separate contract. However, based on the contract modification guidance under IFRS 15 we determined that the upfront payment should be recognized over the term of the modified contract. Finally, the deferred income balance related to the license fee received from Servier in the scope of our license and collaboration agreement in the field of osteoarthritis was fully reclassified to equity as a consequence of the adoption of the new standard. We refer to the revenues disclosure for further detail.

The impact of the adoption of IFRS 15 on the consolidated financial statements for the year ended December 31, 2018 is detailed in the table below and is due to changes in the accounting policy for revenue recognition compared to prior accounting standards.

	(Euro, in thousands, except per share data)
Statement of operations	Year ended December 31, 2018
	As reported	Balances in accordance with IAS 18	Effect of change higher / lower (-)
Revenues	€288,836	€232,800	€56,036

Loss before tax	(29,209)	(85,245)	56,036

Income taxes	(50)	(50)	—

Net loss	€(29,259)	€(85,295)	€56,036
Basic & diluted loss per share	€(0.56)	€(1.64)	€1.08

Statement of financial position	December 31, 2018

Deferred income	€149,801	€122,617	€27,184
Accumulated losses	€(297,779)	€(270,595)	€(27,184)

Revenues to date have consisted principally of milestones, license fees and upfront payments received in connection with collaboration and license agreements. We also generated revenue from our fee-for-service activities.

The revenue recognition policies can be summarized as follows:

We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for agreements that we determine are within the scope of IFRS 15, we perform the following five steps: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Collaboration and license agreements with our commercial partners for research and development activities generally include non-refundable upfront fees; costs reimbursements; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; license fees, royalties on sales and sometimes profits sharing arrangements.

At contract inception, we assess whether the contract is in scope of IFRS 15. Then, we identify the goods and services promised in the contract, and assess whether they should be seen as distinct performance obligations or not. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

License fees or upfront payments

If the license to our intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, we recognize revenues from non-refundable upfront fees allocated to the license at the point in time the license is transferred to the customer and the customer has the right to use the license.

For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If over time, revenue is then recognized based on a pattern that best reflects the transfer of control of the service to the customer.

Milestone payments

A milestone payment is only included in the transaction price when the achievement of the related milestone event is highly probable (usually at the time of achievement of the milestone event). We estimate the amount to be included in the transaction price using the most likely amount method. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which we recognize revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of such milestones and any related constraint, and, if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment.

Reimbursement income for R&D services

Collaboration and license agreements may include reimbursement or cost sharing for research and development  services: such as outsourcing costs and payment for full-time equivalents at contractual rates. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by us.

Such costs reimbursements received are recognized in revenues when costs are incurred and agreed by the parties when we are acting as a principal in the scope of our stake of the R&D activities. If the later condition is not fulfilled, costs reimbursements are accounted for as a decrease of the related expenses.

Royalties

License and collaboration agreements include sales-based royalties, including commercial milestone payments based on the level of sales, and the license has been deemed to be the predominant item to which the royalties relate. Related revenue is recognized as the subsequent underlying sales occur.

Revenue recognition policies applicable to periods ended December 31, 2017 and prior

The revenue recognition policies applicable to periods ended December 31, 2017 and prior, can be summarized as follows:

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

Grants and R&D incentives

We benefit from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse approved expenditures incurred in our R&D efforts and are credited to the statement of operations, under other income, when the relevant expenditure has been incurred and there is reasonable assurance that the grant or R&D incentive is receivable. The main grants and R&D incentives are as follows:

•

Companies in Belgium are eligible to receive R&D incentives linked to R&D investments (cash rebates equaling 29.58% of 13.5% of the investment value in 2018, 33.99% of 13.5% of the investment value in 2017, or 33.99% of 13.5% of the investment value in 2016). This R&D tax credit results in a cash inflow to us from the tax authorities five years after the investment was made and capitalized in our standalone financial statements under Belgian GAAP for the portion that has not been used to offset the payment of corporate tax or is paid to us for the portion that remains unused. We also received several grants from an agency of the Flemish government to support various research programs focused on technological innovation in Flanders. These grants carry clauses which require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. Finally, we also benefit from certain rebates on payroll withholding taxes for scientific personnel.

•

In France, we benefit from R&D incentives from the French Government for R&D activities whereby 30% of qualifying R&D expenses can be recuperated. This research tax credit (crédit d’impôt recherche) results in a cash inflow to us from the tax authorities after three years, i.e., it is used to offset the payment of corporate tax or is paid to us for the portion that remains unused. Qualifying expenditures largely comprise employment costs for research staff, consumables, and certain overhead costs as well as capped outsourcing costs incurred as part of R&D projects.

R&D expenditure

Expenses on R&D activities are recognized as an expense in the period in which the expense is incurred.

An internally-generated intangible asset arising from our R&D activities is recognized only when an asset is created that can be identified, it is probable that the asset created will generate future economic benefits, and the development cost of the asset can be measured reliably.

Our funded R&D expenditure

Our funded R&D expenditure consists of costs associated with our R&D activities such as:

•	personnel costs associated with employing our team of R&D staff, including salaries, social security costs, and share-based compensation expenses;
•	disposables and lab consumables used in the conduct of our in-house research programs;
•	payments for research work conducted by sub-contractors and sponsorship of work by our network of academic collaborative research scientists;
•	subcontracting costs paid to contracted research organizations, or CROs, for our preclinical studies or clinical trials, as well as costs associated with safety studies;
•	premises costs associated with our laboratory and office space to accommodate our teams;
•	depreciation of fixed assets used to develop our product candidates; and
•	other operating expenses, namely software and licenses, maintenance costs for equipment, travel costs, and office expenses.

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

Alliance R&D expenditure

R&D expenditure under alliance represent costs incurred by us in conducting R&D plans under our collaborations and alliance agreements. Our expenses primarily relate to the following key programs:

•

Development costs for the development of filgotinib in RA, IBD and other indications (currently in collaboration with Gilead, previously with AbbVie): these costs relate to the Phase 2 and Phase 3 trials and mainly consist of costs recharged by our collaboration partner as we are co-funding 20% of the global development activities, as well as costs paid to CROs in conjunction with clinical trials, costs for production of the compound for clinical testing, and, to a smaller extent, personnel costs and consultancy costs.

•

Costs for the CF collaboration with AbbVie: these costs are primarily composed of (1) personnel costs, (2) internal laboratory costs, and (3) costs incurred in carrying out our clinical studies, preclinical toxicology, pharmacology, and both in vitro and in vivo preclinical models in the fields of CF.

•

Other R&D programs: these expenses primarily consist of personnel costs, costs for production of the preclinical compounds, and costs paid to CROs in conjunction with preclinical studies and clinical trials.

Our R&D expenses are expected to increase as we advance our filgotinib program, our IPF program and our other R&D programs.

Since 2016, we cumulatively have spent €680.9 million on R&D activities which can be split as follows between the key programs:

	Year ended December 31,
	2018	2017	2016
	(Euro, in thousands)			cumulative
Filgotinib program (partnered)	€(66,138)	€(53,212)	€(22,376)	€(141,726)	21%
CF program (partnered)	(30,137)	(46,192)	(31,203)	(107,532)	16%
IPF program on GLPG1690 (proprietary)	(72,718)	(16,190)	(7,129)	(96,038)	14%
OA program on GLPG1972 (partnered)	(15,751)	(7,317)	(6,538)	(29,606)	4%

AtD program on MOR106 (partnered)	(14,999)	(8,404)	(3,491)	(26,894)	4%
Other	(123,132)	(87,187)	(68,836)	(279,155)	41%
Total R&D expenses	€(322,875)	€(218,502)	€(139,573)	€(680,950)	100%

As illustrated above the R&D expenditures have shown a growth trend over the three years to €322.9 million for the year ended December 31, 2018 from €139.6 million for the year ended December 31, 2016. The increase is driven by the maturing pipeline of our R&D projects. As progressively product candidate compounds have been entering the clinic, costs for development of these molecules increased as well, specifically with regard to third-party CRO costs for conducting these clinical trials. Our program filgotinib accounts for 21% of the cumulative spend over the last three years with a total cost of €141.7 million. Costs reported under other programs relate to investments in own funded discovery and development projects, and in our discovery platform, as well as costs related to other collaborations and alliance contracts.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits related to our executive, finance, human resources, business development, legal, intellectual property, and information technology support functions. Professional fees reported under general and administrative expenses mainly include legal fees, accounting fees, audit fees, and fees for taxation advisory. Other general and administrative operating expenses primarily encompass software and license costs, equipment maintenance and leasing costs, consultancy costs, insurance costs, office expenses, and travel costs.

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

Sales and marketing expenses

Sales and marketing expenses include costs associated with managing our commercial activities as we start to prepare for our first commercial launch.

Other financial expense and financial income

Interest expense consists primarily of interest expense incurred on term deposits and finance leases.

Interest income consists primarily of interest earned by investing our cash reserves in short-term, interest-bearing deposit accounts.

Fair value gain and loss on financial assets held at fair value through profit or loss consists of the effect of re-measurement of financial assets classified as equity investments held at fair value through profit or loss, which qualify for level 1 fair value measurement based upon the closing price of such securities at each reporting date. Any gain or loss realized upon sale of equity instruments is reported in other financial expense or in other financial income.

Foreign currency exchange gain and loss comprises realized and unrealized effect from currency exchange rate fluctuation on our balance sheet positions denominated in foreign currency. For the year ended December 31, 2018, currency exchange gain was primarily due to currency exchange rate differences on our cash held in foreign currency.  On December 31, 2018 our cash and cash equivalents included $320.5 million held in U.S.dollars, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S.dollar exchange rate as our functional currency is EUR.

Taxation

We have a history of losses. Excluding the impact of possible upfront or milestone payments we may receive from our collaborations, we forecast to continue incurring losses as we continue to invest in our clinical and preclinical development programs and our discovery platform. Consequently, we do not have any deferred tax asset on the balance sheet as at December 31, 2018, except for two subsidiaries for which a deferred tax asset was set up for an amount of €2.5 million as of December 31, 2018. As a company active in research and development in Belgium, we also expect to benefit from the “innovation income deduction”, or IID in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower rate than other revenues, i.e., 4.4% (3.75% as of January 1, 2020).

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

Operating segments

There are two reportable segments in 2016, 2017 and 2018: R&D and fee-for-service business.

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

Critical judgments in applying accounting policies

Revenue recognition

Evaluating the criteria for revenue recognition under license and collaboration agreements requires management’s judgment to assess and determine the following:

•	The nature of the contractual performance obligations and whether they are distinct or should be combined with other performance obligations.
•

The pattern of transfer of each promised license and/or R&D activities identified in the contract, sometimes using input or output methods which are based on key assumptions such as forecasted costs and development timelines of our license and collaboration agreements for the assessment of satisfaction of the performance obligation.

The above may significantly influence our financial statements.

We applied the five step model detailed in IFRS 15 to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met. The positions taken in applying this standard are detailed below.

The substance of our current arrangements is that we are licensing certain of our intellectual property to collaboration partners and conduct R&D activities. Such activities result in a service that is the output of our ordinary activities. We generate revenue through a number of these arrangements which include license fees, milestone payments, reimbursement income and future sales based milestones and sales based royalties. We assessed that the revenues from our current material licensing and collaboration agreements are in the scope of IFRS 15.

Collaboration with Gilead

We concluded as follows:

•

There is one single performance obligation under IFRS 15: the transfer of a license combined with performance of R&D activities. This is because we considered that the license is not distinct in the context of the contract.

•

The transaction price of our agreement with Gilead is currently composed of a fixed part, being an upfront license fee, and a variable part, being milestone payments and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement only when achieved. Sales based milestones and sales based royalties are a part of our arrangement but are not yet included in our revenues as our program is still in Phase 3 of development.

•

The transaction price has been allocated to the single performance obligation and revenues have been recognized over the estimated service period based on a pattern that reflects the transfer of the license and progress to complete satisfaction of the R&D activities. This is because we considered that there is a transformational relationship between the license and the R&D activities to be delivered.

•

We have chosen an input model to measure the satisfaction of the single performance obligation that considers percentage of costs incurred for this program that are completed each period (percentage of completion method).

•

Costs reimbursements received from Gilead are recognized in revenues when costs are incurred and agreed by the parties as we are acting as a principal in the scope of our stake of the R&D activities of our ongoing license and collaboration agreements.

Collaboration with AbbVie

We concluded as follows:

•

There is one single performance obligation under IFRS 15: the transfer of a license combined with performance of R&D activities. This is because we considered that the license is not capable of being distinct and is not distinct in the context of the contract.

•

The transaction price of our agreement with AbbVie is currently composed of a fixed part, being an upfront license fees, and a variable part, being milestone payments and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement only when achieved. Sales based milestones and sales based royalties are a part of our arrangement but are not yet included in our revenues as the program is still in Phase 1 & 2 of development.

•

The transaction price has been allocated to the single performance obligation and revenues have been recognized over the estimated service period based on a pattern that reflects the transfer of the license and progress to complete satisfaction of the R&D activities. This is because we considered that there is a transformational relationship between the license and the R&D activities to be delivered.

•

We have chosen an input model to measure the satisfaction of the single performance obligation that considers a percentage of costs incurred for this program that are completed each period (percentage of completion method).

•

Costs reimbursements received from AbbVie could be recognized in revenues when costs are incurred and agreed by the parties as we are acting as a principal in the scope of our stake of the R&D activities of our ongoing license and collaboration agreements

The second amended and restated collaboration agreement signed on October 24, 2018 was assessed to be a contract modification including a change in scope and in pricing as the remaining goods or services are not distinct and form part of the single performance obligation that was partially satisfied at the date of the contract modification. We concluded that we must account for this second amended and restated collaboration agreement as if it was part of the existing contract and recognized as adjustment to revenue the effect of the contract modification on the transaction price and on the measure of progress towards satisfaction of the performance obligation.

Collaboration with Servier

The deferred income balance as of December 31, 2017 related to the license fee received from Servier in the scope of our license and collaboration agreement in the field of osteoarthritis (€5.4 million) was fully reclassified to equity as a consequence of the adoption of IFRS 15. Any increase in the transaction price from future potential development and regulatory milestones, sales based milestones and royalties, will be allocated to the license and will be recognized as revenue at a point in time when achieved, as our performance obligation towards Servier has been fully satisfied.

The contract signed with Servier on May 8, 2018 takes over the terms of the previous agreement but additionally includes the framework of a joint Phase 2 clinical trial program in which both parties collaborate, share costs and mutually exchange services. We concluded that this contract modification was not in the scope of IFRS 15 because there is a mutual exchange of services between Servier and Galapagos, Servier is not assessed as a customer but as a collaboration partner. Any cost reimbursement from our collaboration partner is not recognized as revenue but accounted as a decrease of the related expenses.

Collaboration with Novartis

We concluded as follows:

•

There are two distinct performance obligations under the IFRS 15: the transfer of a license and the performance of R&D activities. This is because we considered that the license is capable of being distinct and is distinct in the context of the contract.

•

The transaction price of our agreement with Novartis is currently composed of a fixed part, being an upfront license fee, and a variable part, being milestone payments and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement only when achieved. Sales based milestones and sales based royalties are a part of our arrangement but are not yet included in our revenues as our program is still in Phase 2 of development. In addition, the agreed consideration for the R&D activities that we will still perform up until the end of the Phase 2 of clinical development was also included in the transaction price.

•

The transaction price has been allocated to each of the two distinct performance obligations based on our assessment of their relative stand-alone selling price, this for the R&D activities and using the residual approach to allocate the remainder of the transaction price to the license. Revenues are recognized at a point in time for the transaction price allocated to the transfer of the license as we assessed that the license confers a right to use the intellectual property to Novartis. For the transaction price allocated to the second performance obligation, the R&D activities, revenues are recognized over the estimated service period based on a pattern that reflects the transfer of our services to complete satisfaction of this performance obligation.

•

We have chosen an input model to measure the satisfaction of the performance obligation of the R&D activities that considers a percentage of costs incurred for this program that are completed each period (percentage of completion method).

•

Costs reimbursements received from Novartis will be recognized in revenues when costs are incurred and agreed by the parties as we are acting as a principal in the scope of the performance of the R&D activities.

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

Corporate income taxes

Significant judgment is required in determining the use of tax loss carry forwards. We recognize deferred tax assets arising from unused tax losses or tax credits only to the extent that we have sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by us. Management’s judgment is that such convincing evidence is currently not sufficiently available and a deferred tax asset is therefore not yet recognized, except for one subsidiary operating intercompany on a cost plus basis and our fee-for-services business for which a deferred tax asset was set up for an amount of €2.5 million as of December 31, 2018.

As of December 31, 2018, we had a total of approximately €374.2 million of statutory tax losses carried forward which may be partially offset by future statutory taxable profits for an indefinite period, except for an amount of approximately €10.8 million in Switzerland, Croatia and the United States with expiry dates between 2019 and 2030. As of December 31, 2018, the available tax losses carried forward in Belgium amounted to €305.6 million and the available Innovation Income Deduction carried forward amounted to €195.4 million.

Standards issued but not yet effective

A number of new standards are effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted. However we have not early adopted new or amended standards in preparing these consolidated financial statements.  Of the standards that are not yet effective, we expect IFRS 16 to have a material impact on the financial statements in the period of initial application.

IFRS 16 Leases (applicable for annual periods beginning on or after January 1, 2019)

We are required to adopt IFRS 16 as of January 1, 2019. We will apply IFRS 16 using the modified retrospective approach. Consequently, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings as at January 1, 2019, with no restatement of comparative figures.

We have assessed the estimated impact that the initial application of IFRS 16 will have on our consolidated financial statements, as further described below.

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

We will use the following practical expedients permitted by the standard:

•	Leases of low-value items
•	Short-term leases

We will recognize new assets and liabilities for its leases of mainly buildings and cars.  The nature of the expenses related to those leases will change as we will recognize a depreciation charge for the right-of-use assets and an interest expense on the lease liabilities. Previously we recognized operating lease expenses on a straight-line basis over the term of the lease.

We will apply the practical expedient to grandfather the definition of a lease on transition, applying IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4. These liabilities are measured at the present value of the remaining lease payments and discounted using our incremental borrowing rate.

In addition, we will no longer recognize provisions for onerous lease contracts, nor any provisions for termination payments or liabilities to spread the lease expenses on a straight-line basis over the term of the contract in case of variable or staggered lease payments.

Based on the information currently available, we estimate that we will recognize right-of-use assets and corresponding lease liabilities of €26.3 million as of January 1, 2019.

In the statement of profit and loss for accounting year 2019, we expect a shift from lease expenses to depreciation charges and interest cost of about €5.3 million.  Operating result is expected to increase with approximately €0.2 offset by a higher finance cost of €0.4 million.  The impact on net result is expected to be immaterial.

In the statement of cash flows for accounting year 2019, we expect a shift from cash flow from operating activities to cash flow from financing activities of approximately €4.9 million with no impact on the net increase/(decrease) in cash and cash equivalents.

A.	Operating results

Comparison of years ended December 31, 2018 and 2017

The following table summarizes the results of our operations for the years ended December 31, 2018 and 2017, together with the changes to those items.

	Year ended December 31,
	2018	2017	% Change
	(Euro, in thousands, except share and per share data)
Revenues	€288,836	€127,087	127%
Other income	29,009	28,830	1%
Total revenues and other income	317,845	155,918	104%

Research and development expenses	(322,875)	(218,502)	48%
General and administrative expenses	(35,631)	(24,415)	46%
Sales and marketing expenses	(4,146)	(2,803)	48%
Total operating expenses	(362,652)	(245,720)	48%

Operating loss	(44,807)	(89,802)	(50%)

Other financial income	18,335	4,877	276%
Other financial expenses	(2,737)	(30,582)	(91%)

Loss before tax	(29,209)	(115,507)	(75%)

Income taxes	(50)	(198)	(75%)

Net loss	€(29,259)	€(115,704)
Net loss attributable to:
Owners of the parent	(29,259)	(115,704)
Basic and diluted loss per share	€(0.56)	€(2.34)

Revenues

	Year ended December 31,
	2018	2017	% Change
	(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees	€196,487	€71,971	173%
Milestone payments	73,394	42,950	71%
Reimbursement income	8,722	3,273	166%
Other revenues	10,233	8,893	15%
Total revenues	€288,836	€127,087	127%

Total revenues increased by €161.7 million, or 127%, to €288.8 million for the year ended December 31, 2018, from €127.1 million for the year ended December 31, 2017. Increased revenues were mainly driven by (i) an upfront payment of €47.5 million from Novartis related to the MOR106 program, (ii) increased recognition in revenue of the upfront payment and milestones related to the filgotinib program with Gilead,  (iii) revenue recognition related to the additional upfront payment of $45.0 million from AbbVie in the scope of the restructuring of the collaboration and previous upfront payment and milestones,  and (iv) the change in accounting treatment from the adoption of IFRS 15 on January 1, 2018.

The following table summarizes the revenue recognition of upfront payments, license fees and milestone payments for the years ended December 31, 2018 and 2017, as well as the impact of the adoption of IFRS 15. The revenues recognized for the years ended December 31, 2018 are presented under the IFRS 15 standard as well as under the former applicable IAS 18 standard, with a comparison to the year ended December 31, 2017 under the former applicable IAS 18 standard.

						IAS 18		IFRS 15	IFRS 15	IAS 18	IAS 18	IFRS 15
Agreement	Consideration	Consideration		Collaboration start date		Outstanding balance in deferred income as at December 31, 2017	Deferred income reclassified from equity following adoption of IFRS 15	Outstanding balance in deferred income as at January 1, 2018	Revenue recognized, year ended December 31, 2018	Revenue recognized, year ended December 31, 2018	Revenue recognized, year ended December 31, 2017	Outstanding balance in deferred income as at December 31, 2018
	(USD, in thousands)	(Euro, in thousands)							(Euro, in thousands)
Revenue recognition of considerations received prior to December 31, 2017
Gilead collaboration agreement for filgotinib - Upfront payment	$300,000	€275,558		January 2016		€187,449		€187,449	€84,806	€84,806	€62,488	€102,643
Gilead collaboration agreement for filgotinib - Subscription agreement (*)	N.A.	€39,003	(*)	January 2016		€26,532		€26,532	€12,004	€12,004	€8,845	€14,528
Servier collaboration agreement for osteoarthritis - License fee	N.A.	€6,000		June 2010		€5,362	€(5,362)	€—	€—	€1,532	€638	€—
AbbVie collaboration agreement for CF - Upfront payments	$45,000	€34,001		September 2013	€		€14,872	€14,872	€14,140	€—	€—	€732
Total upfront payments and license fees:						€219,343	€9,510	€228,853	€110,950	€98,342	€71,971	€117,903

Gilead collaboration agreement for filgotinib - Milestone payments	$70,000	€64,435		January 2016			€43,832	€43,832	€19,831	€—	€9,354	€24,001
AbbVie collaboration agreement for CF - Milestone payments	$77,500	€68,310		September 2013			€29,878	€29,878	€28,406	€—	€33,596	€1,471
Total milestones:							€73,710	€73,710	€48,237	€—	€42,950	€25,472
Total :						€219,343	€83,220	€302,563	€159,187	€98,342	€114,921	€143,375

Revenue recognition of considerations in the year ended December 31, 2018
Novartis collaboration agreement for MOR106 - Upfront payment	N.A.	€47,500		September 2018					€47,500	€47,500		€—
AbbVie collaboration agreement for CF - Upfront payment	$45,000	€38,874		September 2013					€38,037	€38,037		€837
Total upfront payments and license fees:									€85,537	€85,537		€837
Gilead collaboration agreement for filgotinib - Milestone payments	$15,000	€12,418		January 2016					€7,793	€12,418		€4,625
AbbVie collaboration agreement for CF - Milestone payments	$10,000	€8,548		September 2013					€8,364	€8,548		€184
Servier collaboration agreement for osteoarthritis - Milestone payment	N.A.	€9,000		June 2010					€9,000	€9,000		€—
Total milestones:									€25,157	€29,966		€4,809
Total :									€110,694	€115,503		€5,646
Grand total : upfront payments and license fees and milestones									€269,881	€213,845		€149,021

(*) deferred income of €39 million booked upon signing of the share subscription agreement with Gilead as required under IAS 39

The adoption of IFRS 15 resulted in a timing difference of revenue recognition between IAS 18 and IFRS 15 which negatively impacted the accumulated losses and increased the amount of deferred income (contract liabilities) by an amount of €83.2 million, as shown in the table above (column “Deferred income reclassified from equity following adoption of IFRS 15”). We elected the modified retrospective method for the transition which foresees that prior period figures remain as reported under the previous standard and the cumulative effect of applying IFRS 15 is recognized as an adjustment to the opening balance of equity as at the date of initial application (January 1, 2018). The IFRS 15 adoption resulted in the recognition for the year ended December 31, 2018 of €60.8 million of deferred revenues related to previously recognized upfront payments (€12.6 million) and milestones (€48.2 million) under the former applicable standards of IAS 18.

The following table summarizes details of revenue recognition for the years ended December 31, 2018 and 2017 by collaboration and license contract by type of revenue: upfront payments, milestone payment, reimbursement income, and other revenues.

	IFRS 15			IAS 18
	Over time	Point in time	2018	2017	Over time	Point in time
			(Euro, in	(Euro, in
			thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€196,486	€71,971
Gilead collaboration agreement for filgotinib			96,809	71,333	
AbbVie collaboration agreement for CF			52,176	-	
Novartis collaboration agreement for MOR106			47,500	-		
Servier collaboration agreement for osteoarthritis			-	638	

Milestone payments			73,394	42,950
Gilead collaboration agreement for filgotinib			27,623	9,354		
AbbVie collaboration agreement for CF			36,771	33,596		
Servier collaboration agreement for osteoarthritis			9,000	-		

Reimbursement income			8,722	3,273
Novartis collaboration agreement for MOR106			7,718	-
AbbVie collaboration agreement for CF			989	453		
Servier collaboration agreement for osteoarthritis			-	2,816		
Other reimbursement income			16	4		

Other revenues			10,233	8,893
Fee-for-services revenues			10,170	8,825		
Other revenues			63	68		
Total revenues			€288,836	€127,087

For the year ended December 31, 2018, €124.4 million related to the Gilead collaboration agreement were recognized in revenue under IFRS 15 in function of costs incurred, applying the percentage of completion method. This revenue recognition consisted of (i) €84.8 million related to the upfront license fee, (ii) €12.0 million related to the deferred income triggered by the accounting treatment of the share subscription agreement under IAS 39 Financial Instruments: recognition and measurement, at the time of the signing of the agreement in 2015, (iii) €19.8 million related to milestone payments received prior to December 31, 2017, and (iv) €7.8 million related to milestone payments received in the year 2018. The outstanding balance of deferred income from the Gilead collaboration agreement at December 31, 2018 amounted to €145.8 million which was all reported as current deferred income as we expect to reach, at the end of 2019, the predermined level of development study costs further described hereafter.

In December 2015, we entered into a license and collaboration agreement to co-develop filgotinib with Gilead in rheumatoid arthritis, Crohn’s disease, ulcerative colitis and other indications. We are responsible for funding 20% of the associated global development costs of the program.  We have retained certain mechanisms to give us cost protection as filgotinib advances in clinical development. We can defer our portion of the global co-development study costs if they exceed a predetermined level, which we expect to reach at the end of 2019, and this deferment would be credited against future milestones, royalties or profit sharing at our option. If there are no future amounts to be paid by Gilead, we will not be obligated to make any payments to Gilead for such deferment.

For the year ended December 31, 2018, €88.9 million income related to the AbbVie collaboration agreement were recognized in revenue under IFRS 15 in function of costs incurred, applying the percentage of completion method. This revenue recognition consisted of (i) €14.1 million related to the initial upfront license fee received in 2013, (ii) €28.4 million related to milestone payments received in previous years,  (iii) €8.4 million related to milestones achieved in the year 2018 and finally (iv) €38.0 million related to the $45.0 million (€38.9 million) related to the additional upfront payment received upon execution of the second amended and restated collaboration agreement in October 2018. The outstanding balance of deferred income from the AbbVie collaboration agreement at December 31, 2018 amounted to €3.3 million all reported as current deferred income.

On July 19, 2018, MorphoSys and Galapagos announced signing of a global exclusive license agreement with Novartis covering the development and commercialization of the joint program MOR106, a monoclonal antibody directed against IL-17C, which will be developed further in atopic dermatitis (AtD) and potentially other indications. MorphoSys and Galapagos received an equal share of an upfront payment of €95 million and are entitled to potential future milestone payments of up to approximately €850 million plus tiered royalties, at rates in the low-teens to low-twenties for MOR106. Novartis will bear all future research, development, manufacturing and commercialization costs related to MOR106. For the year ended December 31, 2018 the upfront payment received from Novartis of €47.5 million related to the MOR106 program was recognized as revenue.

Finally, for the year ended December 31, 2018,  a milestone payment of €9.0 million related to the collaboration agreement for osteoarthritis with Servier, was additionally recognized in revenue.

Reimbursement income increased by €5.4 million to €8.7 million for the year ended December 31, 2018 compared to €3.3 million for the year ended December 31, 2017, due to higher reimbursements in relation with the MOR106 program with MorphoSys. In 2017, the reimbursement of certain research and development costs were related to our collaboration agreements with AbbVie and Servier.

Other revenues increased by €1.3 million, or 15%, to €10.2 million for the year ended December 31, 2018 compared to €8.9 million for the year ended December 31, 2017, principally due to higher revenues from fee-for-service activities.

Other income

The following table summarizes our other income for the years ended December 31, 2018 and 2017, together with the changes to those items.

	Year ended December 31,
	2018	2017	% Change
	(Euro, in thousands)
Grant income	€1,609	€1,045	54%
Other income	27,400	27,785	(1%)
Total other income	€29,009	€28,830	1%

Total other income was composed of grant income and other income and increased by €0.2 million, or 1%, from €28.8 million for the year ended December 31, 2017 to €29.0 million for the year ended December 31, 2018.

Grant income increased by €0.6 million, or 54%, from €1.0 million for the year ended December 31, 2017 to €1.6 million for the year ended December 31, 2018. The majority of this grant income was related to grants from a Flemish agency, representing approximately 95% of all reported grant income in 2018 (2017: 93%). In many cases these carry clauses which require us to maintain a presence in the same region for a number of years and invest according to pre-agreed budgets.

The increase in grant income was partly offset by a decrease in other income of €0.4 million, or 1%, from €27.8 million for the year ended December 31, 2017 to €27.4 million for the year ended December 31, 2018. Other income was primarily composed of:

•

Income from an innovation incentive system of the French government, which represented €9.3 million of other income for the year ended December 31, 2018 compared to €10.3 million for the year ended December 31, 2017

•

Income from Belgian R&D incentives with regard to incurred R&D expenses, which represented €11.3 million of other income for the year ended December 31, 2018 compared to €11.2 million for the year ended December 31, 2017

•

Tax rebates on payroll withholding taxes of R&D personnel in Belgium and the Netherlands, representing €6.3 million of other income for the year ended December 31, 2018 compared to €5.3 million for the year ended December 31, 2017

R&D expenditure

The following table summarizes our R&D expenditure for the years ended December 31, 2018 and 2017, together with the changes to those items.

	Year ended December 31,
	2018	2017	% Change
	(Euro, in thousands)
Personnel costs	€(81,352)	€(59,950)	36%
Subcontracting	(197,644)	(123,054)	61%
Disposables and lab fees and premises costs	(25,525)	(22,277)	15%
Other operating expenses	(18,355)	(13,221)	39%
Total R&D expenses	€(322,875)	€(218,502)	48%

R&D expenditure increased by €104.4 million, or 48%, to €322.9 million for the year ended December 31, 2018, from €218.5 million for the year ended December 31, 2017. This increase, reflecting the increase of our investments to advance our partnered and proprietary R&D programs, was principally due to:

•

Increased R&D personnel costs of €21.4 million, or 36%, from €59.9 million for the year ended December 31, 2017 to €81.4 million for the year ended December 31, 2018, which was explained by an enlarged workforce and higher warrant costs, mainly as a result of the increase of our share price

•

Increased subcontracting costs of €74.6 million, or 61%, from €123.1 million for the year ended December 31, 2017 to €197.6 million for the year ended December 31, 2018 mainly due to increased spending on our IPF program and in our RA,   IBD and other indications program on filgotinib

•

Intensified spending of lab consumables being the main driver of the increase in disposables, lab fees and premises costs of €3.2 million, or 15%, from €22.3 million for the year ended December 31, 2017 to €25.5 million for the year ended December 31, 2018

•	Increased other operating expenses of €5.2 million, or 39%, from €13.2 million for the year ended December 31, 2017 to €18.4 million for the year ended December 31, 2018, due to an enlarged workforce.

The table below summarizes our R&D expenditure for the years ended December 31, 2018 and 2017, broken down by R&D expenses under alliance and own funded R&D expenses.

	Year ended December 31,
	2018	2017	% Change
	(Euro, in thousands)
R&D under alliance	€(134,046)	€(122,663)	9%
Galapagos funded R&D	(188,829)	(95,839)	97%
Total R&D expenses	€(322,875)	€(218,502)	48%

We track all R&D expenditures against detailed budgets and allocate them by individual project. The table below summarizes our R&D expenditure for the years ended December 31, 2018 and 2017, broken down by program.

	Year ended December 31,
	2018	2017	% Change
	(Euro, in thousands)
Filgotinib program (partnered)	€(66,138)	€(53,212)	24%
CF program (partnered)	(30,137)	(46,192)	(35%)
IPF program on GLPG1690 (proprietary)	(72,718)	(16,190)	349%
OA program on GLPG1972 (partnered)	(15,751)	(7,317)	115%
AtD program on MOR106 (partnered)	(14,999)	(8,404)	78%
Other	(123,132)	(87,187)	41%
Total R&D expenses	€(322,875)	€(218,502)	48%

R&D expenditure under alliance increased by €11.4 million, or 9%, to €134.0 million for the year ended December 31, 2018, from €122.7 million for the year ended December 31, 2017, mainly due to increased R&D spending in our RA,IBD and other indications program on filgotinib (partnered with Gilead). We increased our investments in our own funded portfolio by €93.0 million, or 97%, to €188.8 million for the year ended December 31, 2018, from €95.8 million for the year ended December 31, 2017, because of intensified research investments in our proprietary programs primarily on our proprietary IPF program GLPG1690 and also due to increased spending on our inflammation and fibrosis programs..

General and administrative expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2018 and 2017, together with the changes to those items.

	Year ended December 31,
	2018	2017	% Change
	(Euro, in thousands)
Personnel costs and directors fees	€(25,495)	€(17,756)	44%
Other operating expenses	(10,136)	(6,659)	52%
Total general and administrative expenses	€(35,631)	€(24,415)	46%

General and administrative expenses increased by €11.2 million, or 46% to €35.6 million for the year ended December 31, 2018, from €24.4 million for the year ended December 31, 2017. This increase was principally due to higher personnel expenses, which increased by €7.7 million, or 44%, to €25.5 million for the year ended December 31, 2018,  from €17.8 million for the year ended December 31, 2017, resulting from various effects, such as increased headcount and increased costs of share-based payments plans (our warrant plans), mainly as a result of the increase of our share price.

Sales and marketing expenses

The following table summarizes our sales and marketing expenses for the years ended December 31, 2018 and 2017, together with the changes to those items.

	Year ended December 31,
	2018	2017	% Change
	(Euro, in thousands)
Personnel costs	€(2,282)	€(2,156)	6%
Other operating expenses	(1,864)	(646)	188%
Total sales and marketing expenses	€(4,146)	€(2,803)	48%

Sales and marketing expenses increased by €1.3 million, or 48%, to €4.1 million for the year ended December 31, 2018,  from €2.8 million for the year ended December 31, 2017. This increase was mainly due to  the fact that we started to build our commercial organization in preparation for the co-promotion activities for filgotinib with Gilead in the co-promotion territories.

Other financial income and expense

The following table summarizes other financial income and expense for the years ended December 31, 2018 and 2017.

	Year ended December 31,
	2018	2017	% Change
	(Euro, in thousands)
Other financial income:
Interest on bank deposit	€5,219	€3,045	71%
Effect of discounting long term R&D incentives receivables	199	—
Currency exchange gain	11,027	1,797	514%
Fair value gain on financial assets held at fair value through profit or loss	1,203	—
Gain upon sale of financial assets held at fair value through profit or loss	668	—
Other finance income	19	34	(46%)
Total other financial income	18,335	4,877	276%

Other financial expenses:
Interest expenses	(780)	(936)	(17%)
Currency exchange loss	(1,174)	(29,176)	(96%)
Other finance charges	(782)	(469)	67%
Total other financial expense	(2,737)	(30,582)	(91%)

Total net other financial expense (-)/ income	€15,598	€(25,705)	(161%)

Other financial expenses decreased significantly by €27.8 million, to €2.7 million for the year ended December 31, 2018,  from €30.6 million for the year ended December 31, 2017. The decrease primarily related to a currency exchange loss in 2017 of €27.8 million on deposits held in U.S. dollars. Our cash and cash equivalents includes cash held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR.

For more information on currency exchange fluctuations on our business, please see the section of this annual report titled “Item 11—Quantitative and qualitative disclosures about market risk—Foreign exchange risk.”

Other financial income increased by €13.4 million, to €18.3 million for the year ended December 31, 2018,  from €4.9 million for the year ended December 31, 2017. This increase primarily related to a currency exchange gain in 2018 of €10.1 million on deposits held in U.S. dollars. Net foreign exchange profit amounted to €9.9 million for the year ended December 31, 2018, compared to a net foreign exchange loss of €27.4 million for the year ended December 31, 2017.

For the year ended December 31, 2018, fair value gain on financial assets held at fair value through profit or loss consisted of positive effects from the fair value re-measurement of financial assets classified as equity investments which qualify for level 1 fair value measurement based upon the closing price of such securities at each reporting date. The gain realized upon sale of some of those equity investments was reported in other financial income.

Interest expenses were related to interests on car lease and on term deposits. Interest income was related to interests on term deposits.

Tax

The following table summarizes our tax result for the years ended December 31, 2018 and 2017.

	Year ended December 31,
	2018	2017
	(Euro, in thousands)
Current tax	€(584)	€(218)
Deferred tax	535	20
Income taxes	€(50)	€(198)

Current tax representing €0.6 million for the year ended December 31, 2018 and €0.2 million for the year ended December 31, 2017 was related to corporate income taxes for subsidiaries operating on a  cost plus basis.

Deferred tax income of €0.5 million for the year ended December 31, 2018 and of €0.02 million for the year ended December 31, 2017 related to subsidiaries working on a cost plus basis and to our fee-for-service business.

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

The following table summarizes the upfront payments and license fees recognition for the years ended December 31, 2017 and 2016, under IAS 18.

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

Current tax representing €0.2 million for the year ended December 31, 2017 and €0.5 million for the year ended December 31, 2016 was related to taxes for subsidiaries operating on a cost plus basis.

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

B.     Liquidity and capital resources

To date, we have incurred significant operating losses. We have funded our operations through public and private placements of equity securities, upfront and milestone payments received from pharmaceutical partners under our collaboration and alliance agreements, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division. Our cash flows may fluctuate and are difficult to forecast and will depend on many factors. As at December 31, 2018, our cash and cash equivalents amounted to €1,290.8 million. For more information on our policies regarding financial instruments, please see “Note 2—Significant accounting policies—Financial instruments” included in our consolidated financial statements appended to this annual report.

Cash flows

Comparison for the years ended December 31, 2018 and 2017

The following table summarizes the results of our audited consolidated statement of cash flows for the years ended December 31, 2018 and 2017.

	2018	2017	Variance
	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€1,151,211	€973,241	€177,970
Net cash flows used in operating activities	(142,466)	(147,030)	4,564
Net cash flows used in investing activities	(15,914)	(549)	(15,365)
Net cash flows generated in financing activities	287,876	353,357	(65,481)
Effect of exchange rate differences on cash and cash equivalents	10,089	(27,808)	37,897
Cash and cash equivalents at end of the period	€1,290,796	€1,151,211	€139,585

Cash and cash equivalents at December 31, 2018 amounted to €1,290.8 million.

Net cash flow used in operating activities decreased by €4.6 million to a €142.5 million outflow for the year ended December 31, 2018 compared to a €147.0 million outflow for the year ended December 31, 2017. R&D expenses increased substantially in 2018 compared to 2017, but they were compensated by increased upfront payments and milestones received.

The net cash used in investing activities increased by €15.4 million to €15.9 million net cash outflow for the year ended December 31, 2018 compared to €0.5 million net cash outflow for the year ended December 31, 2017. This increase in cash outflow can be explained by the release of restricted cash to cash and cash equivalents, primarily related to the release of the escrow account related to the sale of our service division by Charles River for €6.6 million after final agreement between the parties was reached in the first quarter of the year ended December 31, 2017.  In addition investments in (in)tangible fixed assets increased from €7.4 million for the year ended December 31, 2017 to €13.7 million for the year ended December 31, 2018.

The net cash inflow from financing activities decreased by €65.5 million, from €353.4 million net cash inflow for the year ended December 31, 2017 to €287.9 million net cash inflow for the year ended December 31, 2018. The net cash inflow in 2017 can primarily be attributed to €348.1 million of net new funds from the U.S. follow-on public offering on the Nasdaq Global Select Market on April 21, 2017. The net cash inflow in 2018 can primarily be attributed to €280.2 million of net new funds from the U.S. follow-on public offering on the Nasdaq Global Select Market on September 17, 2018. In addition, proceeds received on exercises of warrants contributed to cash generated by financing activities in 2017 and 2018 for respectively €5.3 million and €7.7 million.

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

Cash and funding sources

The table below summarizes our sources of equity financing, excluding warrant exercises, for the years ended December 31, 2018, 2017 and 2016.

Private placement
(Euro, in thousands)
2016	€391,852
2017	348,087
2018	280,224
Total sources of equity financing	€1,020,163

On January 19, 2016, Gilead made a $425 million equity investment in Galapagos NV by subscribing to 6,760,701 new ordinary shares at a price of €58.00 per share, including issuance premium. Galapagos received €392.1 million of gross proceeds, decreased by €0.26 million of expenses, of which all has been paid at December 31, 2016. The total net cash proceeds from the share subscription by Gilead amounts to €391.9 million. The €65.9 million current financial asset from the share subscription agreement reflecting the premium that Gilead paid compared to the closing price of our shares on January 19, 2016 was derecognized and recorded as part of the share premium account. On April 21, 2017, we completed a public offering in the United States of 4,312,500 new ordinary shares in the form of ADSs at a price of $90.00 per ADS, before underwriting discounts. We received €363.9 million of gross proceeds, decreased by €15.8 million of expenses, of which €0.05 million still had to be paid at December 31, 2017. The total net cash proceeds from the public offering amounted to €348.1 million. On September 17, 2018, we completed a public offering in the United States of 2,961,373 new ordinary shares in the form of ADSs at a price of $116.50 per ADS, before underwriting discounts. We received €296.2 million of gross proceeds, decreased by €16.0 million of expenses, which was all paid at December 31, 2018. The total net cash proceeds from the public offering amounted to €280.2 million.

As of December 31, 2018, we had no long-term debt.

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

Of our cash and cash equivalents held outside of Belgium as of December 31, 2018 and 2017, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law was in each case immaterial.

Funding requirements

Based on conservative assumptions, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements at least through the next three years. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

•	the terms and timing of milestones, in-licensing payments and expense reimbursement payments, if any, from our collaboration and alliance agreements;
•	the progress, timing, scope and costs of preclinical testing and clinical trials for any current or future compounds;
•	the number and characteristics of potential new compounds we identify and decide to develop;
•	our need to expand our development activities and, potentially, our research activities;
•	the costs involved in filing patent applications and maintaining and enforcing patents;
•	the cost, timing and outcomes of regulatory approvals;
•	selling and marketing activities undertaken in connection with the anticipated commercialization of any of our current or future compounds; and
•	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our products.

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

Capital expenditures

Our commitments for capital expenditures as of December 31, 2018 amounted to €1.4 million.

Our capital expenditures amounted to €13.7 million, €7.4 million and €4.8 million for the years ended December 31, 2018, 2017 and 2016 respectively.

In 2018, our capital expenditures were primarily related to laboratory and computer equipment for €5.8 million, €1.8 million of intangible assets related to license fees, €0.8 million for other tangible fixed assets, €1.6 million of intangible assets primarily related to software development, and €3.1 million for building and building improvements.

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

C.     Research and development, patents and licenses, etc

For a discussion of our R&D activities, see “Item 4.B.—Business Overview” and “Item 5.A.—Operating Results.”

D.     Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business overview,” “Item 5.A.—Operating results,” and “Item 5.B.—Liquidity and capital resources.”

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

Contingent liabilities and assets

On March 13, 2014, we announced the signing of a definitive agreement to sell the service division operations to Charles River Laboratories International, Inc., or CRL, for a total consideration of up to €134 million. CRL agreed to pay us an immediate cash consideration of €129 million. The potential earn-out of €5 million due upon achievement of a revenue target 12 months after transaction closing was not achieved. Approximately 5% of the total consideration, including price adjustments, was being held on an escrow account. Four claims have been introduced by CRL, which have all been settled for a total amount of €1.3 million. In the first half of 2017, the remaining balance of €6.6 million was released in full, as final agreement between the parties was reached. Following the divestment, we remained guarantor until early February 2017 in respect of the lease obligations for certain U.K. premises. Finally, following common practice, we have given customary representations and warranties which are capped and limited in time (since April 1, 2016, CRL can only introduce a claim covered by the Tax Deed (during a period of 5 years), other claims related to the sale cannot be submitted anymore).

In the course of 2008, a former director of one of our subsidiaries sued for wrongful termination and seeks damages of €1.5 million. We believe that the amount of damages claimed is unrealistically high. On January 29, 2016, the court made a 1st degree judgment, dismissing all claims in full. In appeal, the 2nd degree court instructed the 1st degree court to conduct a new trial. On December 14, 2018, the 1st degree court again dismissed all claims of the plaintiff. On January 14, 2019, the plaintiff lodged an appeal, which is currently pending. The timing of this appeal procedure can however not be predicted with any degree of certainty. Considering the defense elements provided to date, as well as the judgment of the 1st degree court of December 14, 2018, our board and management evaluated the risk to be possible, but not likely. Accordingly, it was decided not to record any provision as the exposure was not considered to be probable.

In December 2015, we entered into a license and collaboration agreement to co-develop filgotinib with Gilead in rheumatoid arthritis, Crohn’s disease, ulcerative colitis and other indications. We are responsible for funding 20% of the associated global development costs of the program.  We have retained certain mechanisms to give us cost protection as filgotinib advances in clinical development. We can defer our portion of the global co-development study costs if they exceed a predetermined level, which we expect to reach at the end of 2019, and this deferment would be credited against future milestones, royalties or profit sharing at our option. If there are no future amounts to be paid by Gilead, we will not be obligated to make any payments to Gilead for such deferment.

F.     Tabular disclosure of contractual obligations

We entered into lease agreements for office and laboratories which qualify as operating leases. We also have certain purchase commitments with contract research organization subcontractors and with Gilead principally. Future events could cause actual payments to differ from these estimates. On December 31, 2018, we had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(Euro, in thousands)
Operating lease obligations	€27,704	€4,722	€10,024	€6,234	€6,724
Purchase commitments	199,492	106,516	52,632	40,344	—
Total contractual obligations & commitments	€227,197	€111,238	€62,656	€46,578	€6,724

In addition to the table above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib, which is disclosed under the sections of this annual report titled “Item 5–Operating and Financial Review and Prospects.–Collaboration and Alliance Agreements–Gilead Collaboration Agreement for Filgotinib”, and “Item 7.B.–Related Party Transactions.–Transaction with Major Shareholder”. The contractual cost sharing commitment amounted to €74.0 million at December 31, 2018 (€129.0 million at December 31, 2017), for which we have direct purchase commitments of €20.3 million at December 31, 2018 (€10.1 million at December 31, 2017) reflected in the table above.

The table above does not include pension liabilities, non-current deferred income and other non-current liabilities.

We provide retirement benefit plans for all of our qualifying employees. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations and other provisions for employees. At December 31, 2018 the net liability for such obligations amounted to €3.8 million (€3.6 million at December 31, 2017). See note 28 to the consolidated financial statements.

Non-current deferred income was nil at December 31, 2018 (€97.3 million at December 31, 2017). Last year’s amount related to the recognition of a deferred income upon signing of the share subscription agreement with Gilead, as well as an upfront payment from Gilead for an amount of $300 million that we received in January 2016 and a license payment received from Servier. See note 23 to the consolidated financial statements.

Other non-current liabilities amounted to €1.6 million at December 31, 2018 (€1.7 million at December 31, 2017) and primarily related to deferred management bonuses. The executive committee members, together with other senior managers, are eligible to receive bonuses under the Senior Management Bonus Scheme. Pursuant to the rules of the Senior Management Bonus Scheme, 50% of the bonus is paid immediately around year-end and the payment of the remaining 50% is deferred for three years. The deferred 50% component is dependent on the Galapagos share price change relative to the Next Biotech Index (which tracks Euronext-listed biotech companies). See notes 2 and 22 to the consolidated financial statements.

G.     Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6   Directors, senior management and employees

A.     Directors and senior management

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

The following table sets forth certain information with respect to the current members of our board of directors, including their ages, as of December 31, 2018:

Name	Age	Date service began in current term	Date of expiration of current term (1)	Position(s)
Onno van de Stolpe	59	2017	2021	Director and Chief Executive Officer
Rajesh Parekh, MA, Dphil (2)	58	2017	2021	Chairman of the board of directors
Werner Cautreels, Ph.D. (3)	66	2018	2019	Director
Howard Rowe, JD (2)(3)	49	2018	2022	Director
Katrine Bosley (2)	50	2017	2021	Director
Christine Mummery, Ph.D.	65	2015	2019	Director
Mary Kerr, Ph.D. (3)	57	2016	2020	Director

(1)	The term of the mandates of the directors will expire immediately after the annual shareholders’ meeting held in the year set forth next to the director’s name.
(2)	Member of the nomination and remuneration committee.
(3)	Member of the audit committee.

Mr. Harrold van Barlingen’s mandate as a member of our board of directors ended on April 24, 2018. The nomination and remuneration committee has nominated Mr. Peter Guenter to be appointed as a  director. Our shareholders will vote on Mr. Guenter’s nomination at the annual shareholders’ meeting to be held on April 30, 2019.

The address for our directors is Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

Our board of directors has determined that six out of seven of the members of the board are independent under the Nasdaq Stock Market listing requirements and that four out of seven of the members of the board of directors are independent under Belgian law.

The following is the biographical information of the members of our board of directors and of the nominee to join the board of directors:

Onno van de Stolpe founded our company in 1999 and has served as our Chief Executive Officer and a member of our board of directors from 1999 to the present. From 1998 to 1999, he was the Managing Director of Genomics at IntroGene BV (later Crucell NV, which was acquired by Johnson & Johnson Services, Inc. in 2011). Prior to joining IntroGene in 1998, he was Managing Director of Molecular Probes Europe BV. He established the European headquarters after joining Molecular Probes, Inc. in the United States. Previously, he worked for The Netherlands Foreign Investment Agency in California, where he was responsible for recruiting biotechnology and medical device companies to locate in the Netherlands. Mr. Van de Stolpe started his career as Manager of Business Development at MOGEN International NV in Leiden. He received an MSc degree from Wageningen University. Mr. Van de Stolpe has previously served as a member of the board of directors of DCPrime BV and as a member of the supervisory board of the Stichting Institute for Human Organ and Disease Model Technologies.

Rajesh Parekh, MA, DPhil has served as the Chairman of our board of directors since 2004. Dr. Parekh is a General Partner at Advent Life Sciences LLP, which he joined in 2006. During an academic career at Oxford University, he co-founded Oxford GlycoSciences PLC, where he served as Chief Scientific Officer and Chief Executive Officer from 1988 until its sale to Celltech Group PLC (now UCB SA) in 2003. He has founded or served on the boards of several life sciences companies in the United States and Europe including Celldex Therapeutics, Inc.; Avila Therapeutics, Inc.; EUSA Pharma (Europe) Limited; Thiakis Limited; Biocartis NV; Amsterdam Molecular Therapeutics (AMT) Holding NV (now uniQure); Aura, Inc.; Itara Ltd.; and Cellnovo SA. Dr. Parekh currently serves as a member of the board of directors of Advent Venture Partners; Advent Life Sciences LLP; Aleta Inc.; Amphista Therapeutics Ltd.; Arrakis, Inc.; Artax Inc.; Capella BioSciences Ltd.; Levicept Limited; PE Limited; Alpha Anomeric SA; Macrolide Inc.; Project Paradise Limited; and Tridek-One Therapeutics SAS. He is also a member of the

Supervisory Board of the Novartis Venture Fund. He received his MA in Biochemistry and DPhil in Molecular Medicine from the University of Oxford, where he has also been a Senior Research Fellow and Professor.

Harrold van Barlingen, Ph.D. served as a member of our board of directors from 2005 until his mandate as a member of our board of directors ended as of April 24, 2018. Dr. Van Barlingen is the managing director and founder of Thuja Capital BV, Thuja Capital Holding BV and Thuja Capital Management BV. Prior to founding Thuja Capital, he headed the life sciences effort of AlpInvest Partners BV from 2001 to 2005, managing a portfolio of over 30 companies. Previously, he was at the Boston Consulting Group, or BCG, where he worked as a consultant in management and strategy from 1998 to 2001. Prior to BCG, Dr. Van Barlingen headed the continental activities of The Lewin Group (a Quintiles subsidiary), an internationally active firm specialized in the field of health economics. He holds an MSc in Medical Biology and a PhD in Medicine, both from Utrecht University. From 1991 to 1992 he was a visiting scientist at the University of Chicago. He is the author of a wide variety of peer-reviewed scientific and pharmaco-economics papers. He currently serves on the supervisory boards of Encare Biotech BV, ATRO Medical BV (chairman), and Indigo Diabetes NV (chairman). In addition, during the last five years he also served on the boards of Okapi Sciences NV, Therasolve NV, Hemics BV, and arGEN-X NV.

Werner Cautreels, Ph.D. has served as a member of our board of directors since 2009. Dr. Cautreels was the President, Chief Executive Officer and member of the board of Selecta Biosciences, Inc. from 2010 until December 2018. He is a co-founder and board member of Accoy Pharmaceuticals since 2016. Previously, Dr. Cautreels joined Solvay Pharmaceuticals SA in 1998 where he was Global Head of R&D and later Global Chief Executive Officer from 2005 onwards, until it was acquired by Abbott Laboratories Inc. in February 2010. Prior to joining Solvay he was employed by Sanofi SA, Sterling Winthrop, Inc. and Nycomed Amersham PLC in a variety of R&D management positions in Europe and in the United States from 1979 to 1998. Dr. Cautreels was a director of Innogenetics NV and ArQule, Inc. from 1999 until 2006 and of Seres Therapeutics Inc. from 2012 until 2016. He was the President of the Belgian-Luxemburg Chamber of Commerce for Russia and Belarus until June 2010. He graduated from the University of Antwerp, with a Doctorate in Chemistry, specializing in mass spectrometry. He received his management and financial education from the Harvard Business School.

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

Katrine Bosley has served as a member of our board of directors since 2013. Ms. Bosley served as the President, Chief Executive Officer and member of the board of directors of Editas Medicine, Inc. from June 2014 to March 2019. Prior to joining Editas, Ms. Bosley was the Entrepreneur-in-Residence at The Broad Institute from 2013 to 2014. From 2009 to 2012, Ms. Bosley was President, Chief Executive Officer and member of the board of directors of Avila Therapeutics, Inc., which was acquired by Celgene Corporation in 2012. Ms. Bosley served as President, Celgene Avilomics Research at Celgene in 2012. Prior to her time at Avila Therapeutics, Ms. Bosley was Vice President, Strategic Operations at Adnexus, a Bristol-Myers Squibb R&D Company, and was Vice President, Business Development at Adnexus Therapeutics, Inc. before that. Ms. Bosley joined Adnexus Therapeutics from Biogen Idec, Inc. where she had roles in business development, commercial operations and portfolio strategy in the United States and Europe. Ms. Bosley graduated from Cornell University with a B.A. in Biology. Ms. Bosley currently serves on the boards of Genocea Biosciences, Inc., the Biotechnology Innovation Organization and of the Massachusetts Eye and Ear Institute.

Christine Mummery, Ph.D. has served as a member of our board of directors since September 30, 2015. Dr. Mummery has served as a Professor of Developmental Biology and Chair of the Department of Anatomy and Embryology at the Leiden University Medical Centre (LUMC) since 2008 and a Professor of Vascular Modelling at the Technical University of Twente in the Netherlands since September 2015. In 2007, she was a Radcliffe fellow at the

Harvard Stem Cell Institute and Massachusetts General Hospital when human-induced pluripotent stem cells were being developed, and she was the first to derive these from patients in the Netherlands. In 2002, she became a Professor at the Utrecht University Medical Centre in the Netherlands. She was a postdoctoral fellow from 1981 to 1984 at the Hubrecht Institute in Utrecht, where she later also served as a staff scientist and group leader until 2008. Dr. Mummery obtained her B.S. in Physics, Electronics, and Mathematics at the University of Nottingham and her Ph.D. in BioPhysics at London University in the United Kingdom. Her primary research focus is currently the development and use of stem cells in cardiovascular development and disease. She served on the Ethical Councils of the Dutch Ministry of Health, is member of the Royal Netherlands Academy of Arts and Sciences (KNAW), the KHMW, editor of the Cell Press journal Stem Cell Reports, (vice) president of the International Society for Stem Cell Research and past-president of the International Society of Differentiation. She was co-founder of Pluriomics BV (now Ncardia BV). In addition, she chairs the executive board of the Institute for human Organ and Disease Model Technologies (hDMT), a non-profit R&D institute of which the LUMC is a founding partner. She is a review committee member of the European Research Council, the Leducq Foundation, the Wellcome Trust (ad hoc) and the Heineken Jury Prize (KNAW). She is further on the scientific advisory boards of the Gurdon Institute (Cambridge, UK), Stem Cell Australia and the Allen Institute, Seattle.

Mary Kerr, Ph.D. has served as a member of our board of directors since July 26, 2016. Dr. Kerr, a UK national, is Chief Executive Officer and director at NeRRe Therapeutics and Chief Executive Officer and director at KaNDy Therapeutics. Prior to her appointment at NeRRe, Dr. Kerr held a range of senior leadership roles at GSK over more than 20 years, most recently as Senior Vice President and Global Franchise leader for the Immuno-inflammation and Infectious Diseases franchise. Dr. Kerr was a founding member and on the Corporate Executive team of ViiV Healthcare where she led a turnaround in the performance of the HIV business in Europe. She has spent the majority of her career on the R&D commercial interface in global strategy and regional operational roles, predominantly in the specialty and orphan space. Dr. Kerr gained a Ph.D. in Pharmacology at the University of Bradford, did post-doctoral research at the Michigan Cancer Foundation in Detroit and has an MBA from the University of Kingston.

Peter Guenter has been nominated by our nomination and remuneration committee to join our board of directors, subject to shareholders’ approval at  the annual shareholders’ meeting to be held on April 30, 2019. Mr. Guenter has been Chief Executive Officer of Almirall since October 1, 2017. Prior to joining Almirall, he worked at Sanofi for 22 years, most recently as Executive Vice President Diabetes and Cardiovascular Global Business Unit. During his tenure at Sanofi, he held many senior positions including Vice President Eastern Europe and Northern Europe, Vice President Business Management and Support, General Manager Germany, Senior Vice President Europe, Executive Vice President Global Commercial Operations and Executive Vice President General Medicine and Emerging Markets. He was a member of Sanofi’s Executive Committee from 2013 till August 2017. Before joining Sanofi, he held different positions in sales and marketing at Smith Kline and Ciba Geigy. Mr. Guenter is currently also a member of the board of the European Federation of Pharmaceutical Industries and Associations (EFPIA). He is a Belgian citizen and holds a Master’s Degree in Physical Education from the Faculty of Medicine and Health Sciences, University of Ghent.

Executive Committee

Our board of directors has established an executive committee in accordance with article 524bis of the Belgian Companies Code. The following table sets forth certain information with respect to the members of our executive committee as of December 31, 2018:

Name	Age	Position(s)
Onno van de Stolpe	59	Chief Executive Officer
Piet Wigerinck, Ph.D.	54	Chief Scientific Officer
Bart Filius, MBA	48	Chief Financial Officer & Chief Operating Officer
Andre Hoekema, Ph.D.	61	Chief Business Officer
Walid Abi-Saab, MD	53	Chief Medical Officer

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

Below are the biographies of those members of our executive committee who do not also serve on our board of directors:

Piet Wigerinck, Ph.D. joined us in April 2008 as SVP Development and was appointed Chief Scientific Officer in 2012. Under his leadership, we have developed a large pipeline of novel mechanism of action drug candidates. He has supervised multiple successful proof-of-concept patient studies, including filgotinib, GLPG1690, and MOR106. Prior to his tenure at Galapagos, Dr. Wigerinck was Vice President, Drug Discovery, Early Development and CM&C at Tibotec-Virco Comm VA (a subsidiary of Johnson & Johnson Services, Inc.). Under his leadership at Tibotec, TMC114 (Prezista™) and TMC435 (Olysio™) were selected and moved forward into clinical trials. Dr. Wigerinck played a key role in Tibotec’s expansion into novel diseases such as Hepatitis C and advanced several compounds into Phase 1 and Phase 2 clinical trials. Dr. Wigerinck has over 30 years of R&D experience in the pharmaceutical industry and biotechnology. He holds a Ph.D. from the KU Leuven and is inventor on more than 25 patent applications. In May 2018, Dr. Wigerinck was elected as independent board member of Ipsen SA, France.

Bart Filius, MBA has served as our Chief Financial Officer since December 2014 and as our Chief Operating Officer since September 2017. Prior to that, Mr. Filius worked over 13 years at Sanofi SA, where he was the Chief Financial Officer of Sanofi Europe during the last three years. Earlier at Sanofi, Mr. Filius was the Country Manager and Chief Financial Officer of Sanofi in the Netherlands. Before that, he was Vice President for Mergers & Acquisitions, during which time Mr. Filius led and completed the divestiture of various franchises. Prior to joining Sanofi, he was a strategy consultant at Arthur D. Little. Mr. Filius has an MBA degree from INSEAD and a bachelor’s degree in business from Nyenrode Business University.

Andre Hoekema, Ph.D. is responsible for M&A, licensing and Intellectual Property at Galapagos as our Chief Business Officer. He joined Galapagos in March 2005 from Invitrogen Corporation, where he was Managing Director of Corporate Development Europe. He brings 20 years of biotech experience from positions at Molecular Probes Europe BV (Managing Director), Crucell NV (Director of Business Development), DSM Life Sciences NV and Syngenta MOGEN BV (Research and Project Management) and Genentech, Inc. (R&D). Dr. Hoekema has a Ph.D. degree from Leiden University and is the inventor of over 20 series of patent applications, resulting in 15 patents issued in the United States. Dr. Hoekema currently also serves as a member of the supervisory board of Mimetas BV and has previously served as a member of the supervisory board of VitalNext BV.

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

B.     Compensation

The aggregate compensation paid and benefits in kind granted by us to our current members of the executive committee and directors, excluding share-based compensation, for the year ended December 31, 2018, was €5,059,508.27. For the year ended December 31, 2018, the total amounts set aside or accrued to provide pension, retirement or similar benefits to our executive committee amounted to €305,637.76.

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

The annual shareholders’ meeting of April 24, 2018 determined, upon recommendation of the nomination and remuneration committee, that the compensation (excluding expenses) of the non-executive directors for the exercise of their mandate during the financial year ending December 31, 2018 is as follows: (i) Chairman of the Board (i.e. Raj Parekh): €80,000; (ii) other non-executive board members (i.e., Werner Cautreels, Howard Rowe, Katrine Bosley, Mary Kerr and Christine Mummery): €40,000 each; (iii) annual additional compensation for membership of a board committee (audit committee: Harrold van Barlingen, replaced by Mary Kerr as from March 20, 2018, and Howard Rowe; nomination and remuneration committee: Werner Cautreels, replaced by Howard Rowe as from March 20, 2018, and Katrine Bosley): €5,000; (iv) annual additional compensation for the chairmanship of a board committee (audit committee: Werner Cautreels, replaced by Howard Rowe, as from April 23, 2018; nomination and remuneration committee: Rajesh Parekh): €10,000. The same annual shareholders’ meeting granted a power of attorney to our board of directors to determine the total remuneration package of our managing director (CEO) for his management function in Galapagos. Directors representing a shareholder on the board of directors would only receive reimbursement of the expenses incurred for participating in the board of directors (there were no such directors in 2018, nor are there currently).

The remuneration of the non-executive directors does not contain a variable part; hence no performance criteria apply to the remuneration of the non-executive directors.

The following table sets forth the fees (excluding expenses) received by our non-executive directors for the performance of their mandate as a board member, during the year ended December 31, 2018:

Fees earned
Name	(Euro)
Rajesh Parekh	€90,000.00
Harrold van Barlingen *	15,000.00
Werner Cautreels	47,500.00
Howard Rowe	52,500.00
Christine Mummery	40,000.00
Katrine Bosley	45,000.00
Mary Kerr	43,750.00
Total	€333,750.00

* Dr. Van Barlingen's mandate as director of Galapagos NV ended on 24 April 2018.

In addition to the benefits set forth above, our non-executive directors also received benefits consisting of tax advisory services in 2018 for an aggregate amount of €3,700.

Our executive director, Onno van de Stolpe, does not receive any specific or additional remuneration for his service on our board of directors, as this is included in his total remuneration package in his capacity as member of our executive committee. For more information regarding Mr. Van de Stolpe’s compensation, see “—Compensation of Members of the Executive Committee” below.

The table below provides an overview as of December 31, 2018 of the warrants held by the non-executive directors.

	Warrant award
	Number of ordinary		Warrant
	shares underlying	Warrant exercise	expiration
Name	warrants	price (Euro)	date
Rajesh Parekh	5,400	28.75	4/29/2023
	15,000	49.00	12/21/2023
	15,000	46.10	5/31/2024
	15,000	80.57	5/16/2025
	15,000	79.88	4/18/2026

Total	65,400

Harrold van Barlingen *	2,520	14.19	9/2/2020
	2,520	19.38	5/15/2021
	2,520	14.54	7/24/2022
	2,520	28.75	4/29/2023
	7,500	49.00	12/21/2023
	7,500	46.10	5/31/2024
	7,500	80.57	5/16/2025

Total	32,580

Werner Cautreels	3,780	28.75	4/29/2023
	7,500	49.00	12/21/2023
	7,500	46.10	5/31/2024
	7,500	80.57	5/16/2025
	7,500	79.88	4/18/2026

Total	33,780

Howard Rowe	2,520	14.19	9/2/2020
	2,520	19.38	5/15/2021
	2,520	14.54	7/24/2022
	2,520	28.75	4/29/2023
	7,500	49.00	12/21/2023
	7,500	46.10	5/31/2024
	7,500	80.57	5/16/2025
	7,500	79.88	4/18/2026

Total	40,080

Katrine Bosley	2,520	28.75	4/29/2023
	7,500	49.00	12/21/2023
	7,500	46.10	5/31/2024
	7,500	80.57	5/16/2025
	7,500	79.88	4/18/2026

Total	32,520

Christine Mummery	7,500	49.00	12/21/2023
	7,500	46.10	5/31/2024
	7,500	80.57	5/16/2025
	7,500	79.88	4/18/2026

Total	30,000

Mary Kerr	7,500	80.57	5/16/2025
	7,500	79.88	4/18/2026

Total	15,000

* Dr. Van Barlingen’s mandate as a member of our board of directors ended on April 24, 2018.

No loans, quasi-loans or other guarantees were given to the non-executive directors during the year ended December 31, 2018.

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

No loans, quasi-loans or other guarantees were given to members of our executive committee during the year ended December 31, 2018.

The following table sets forth information concerning the compensation earned by Onno van de Stolpe, our chief executive officer, during the year ended December 31, 2018:

The following table sets forth information concerning the aggregate compensation earned during the year ended December 31, 2018 by the other current members of our executive committee.

The following table sets forth information concerning the aggregate compensation earned during the year ended December 31, 2018 by the other current members of our executive committee.

The following table sets forth information concerning the aggregate compensation earned during the year ended December 31, 2018 by the other current members of our executive committee.

Compensation
(Euro)
Fixed remuneration (gross)	€481,333.74
Variable remuneration (short-term)(1)	249,298.00
Variable remuneration (long-term)(2)	648,745.00
Pension/life	62,292.17
Other benefits	38,958.28
Total	€1,480,627.19

(1)

50% of the performance bonus for the year 2018, paid in January 2019. The remaining 50% is deferred for three years and is adjusted in light of the change of our company’s share price relative to the Euronext Next Biotech Index.

(2)

The value of the 50% deferred part of the bonus awarded over 2015 was established at the end of 2018 and resulted in a payment in early January 2019 of an amount of €381,909.00 (a multiple of 1.7 of the deferred bonus, as a result of the share price performance over the period 2015–2018 as per the provisions of the Senior Management Bonus Scheme). An amount of €266,836 was paid in June 2018, being a multiple of 1.9 of the deferred 50% of the exceptional special bonus awarded for the success of the Nasdaq listing in 2015.

In addition, Mr. Van de Stolpe was granted (and accepted) 100,000 warrants under Warrant Plan 2018. The exercise price of these warrants is €79.88. These warrants are exercisable as from January 1, 2022.

The following table sets forth information concerning the aggregate compensation earned during the year ended December 31, 2018 by the other current members of our executive committee.

Compensation
(Euro)
Fixed remuneration (gross)	€1,439,111.39
Variable remuneration (short-term)(1)	507,500.00
Variable remuneration (long-term)(2)	1,163,657.00
Pension/life	243,345.59
Other benefits	68,073.03
Total	€3,421,687.01

(1)

50% of the performance bonus for the year 2018, paid in January 2019. The remaining 50% is deferred for three years and is adjusted in light of the change of our company’s share price relative to the Euronext Next Biotech Index.

(2)

The value of the 50% deferred part of the bonus awarded over 2015 was established at the end of 2018 and resulted in a payment in early January 2019 of an amount of €435,922.00 (a multiple of 1.7 of the deferred bonus, as a result of the share price performance over the period 2015–2018 as per the provisions of the Senior Management Bonus Scheme). An amount of €727,735.00 was paid in June 2018, being a multiple of 1.9 of the deferred 50% of the exceptional special bonus awarded for the success of the Nasdaq listing in 2015.

In addition, the other members of the executive committee were granted (and accepted) an aggregate amount of 250,000 warrants under Warrant Plan 2018, with an exercise price of €79.88.

The table below provides an overview as of December 31, 2018 of the warrants held by the members of our executive committee.

	Warrant awards
	Number of	Warrant
	ordinary shares	exercise	Warrant
	underlying	price	expiration
Name	warrants	(Euro)	date
Onno van de Stolpe	1,874	8.65	6/27/2020
	85,000	14.19	9/2/2020
	100,000	19.38	5/15/2021
	100,000	14.54	7/24/2022
	100,000	28.75	4/29/2023
	100,000	49.00	12/21/2023
	100,000	46.10	5/31/2024
	100,000	80.57	5/16/2025
	100,000	79.88	4/18/2026

Total	786,874

Other officers
	27,500	8.65	6/27/2020
	75,000	5.60	6/25/2021
	30,000	9.95	5/22/2019
	20,000	14.19	9/2/2020
	45,000	19.38	5/15/2021
	80,000	14.54	7/24/2022
	60,000	11.93	10/13/2022
	75,000	28.75	4/29/2023
	140,000	49.00	12/21/2023
	175,000	46.10	5/31/2024
	150,000	62.50	1/19/2025
	225,000	80.57	5/16/2025
	250,000	79.88	4/18/2026

Total	1,352,500

Information on the remuneration policy for the next two years

Upon recommendation of the nomination and remuneration committee, the board of directors of February 18, 2019 resolved to update the compensation package of the members of the executive committee, based on a benchmarking exercise performed by an independent advisor. This update aims to (i) bring the short-term compensation in line with the median of the benchmark (cash and bonus), (ii) bring the total compensation in line with the median of the benchmark, and (iii) increase the share-based portion of long-term incentives, reflecting practices within relevant peer companies.

Under the updated compensation structure, a part of the variable remuneration will consist of restricted share units (“RSUs”). Each RSU reflects the value of one Galapagos share and will be payable, at the company’s discretion, in cash or in shares after a vesting period of three years, subject to continued employment. If employment within the Galapagos group ends because of either retirement with Galapagos’ consent or redundancy, then the RSUs will become payable on the last day of employment of the beneficiary with the Galapagos group. The allocation of RSUs will be partly performance-based against the previous year’s objectives, and partly upon the discretion of the board of directors.

The updated compensation package is being implemented per January 1, 2019 for salary increases, April 2019 for discretionary grant of RSUs and as from 2020 for objective-related RSUs and cash bonus.

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

In the underwriting agreements we entered into in connection with our May 2015 global offering and subsequent follow-on U.S. public offerings, the underwriters agreed to indemnify, under certain conditions, us, the members of our board of directors and persons who control our company within the meaning of the Securities Act against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in the applicable registration statements and certain other disclosure documents.

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

From 2002 until December 31, 2018, an aggregate of 10,622,712 warrants were granted. Of these 10,622,712 warrants:

•	147,512 warrants lapsed because they were not timely exercised by their beneficiaries;
•	1,200,433 warrants lapsed due to their beneficiaries no longer being employed by the company or because another condition for vesting was not met; and
•	4,647,985 warrants were exercised.

As a result, as of December 31, 2018, there were 4,626,782 warrants outstanding, representing approximately 8.5% of the total number of all our issued and outstanding voting financial instruments.

The table below sets forth the details of all warrants granted under the warrant plans in force as per December 31, 2018, including the plan under which the warrants were granted, the offer date, exercise price, expiry date, number of warrants exercised, number of warrants voided and number of warrants outstanding. Aside from the warrants set forth in the below table, there are currently no other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase outstanding securities.

						Number of
			Number of	Number of	Number of	warrants
		Exercise	warrants	warrants	warrants	still	Exercisable
Warrant plan	Offer date	price (€)	granted	exercised	voided	outstanding	from	Expiry date
2002 Belgium	3/6/2002	4.00	553,705	423,698	130,007	—	1/1/2006	3/6/2010
	9/2/2002	4.00	27,125	14,150	12,975	—	1/1/2006	9/2/2010
	3/6/2003	4.00	5,250	1,287	3,963	—	1/1/2007	3/31/2007
	4/1/2003	4.00	7,500	7,500	—	—	1/1/2007	4/1/2011
	6/15/2004	4.00	2,000	2,000	—	—	1/1/2008	6/15/2012
	7/9/2004	4.00	31,250	31,250	—	—	1/1/2008	2/1/2017
	7/22/2004	4.00	7,500	—	7,500	—	1/1/2008	3/31/2008
	1/31/2005	6.76	159,375	115,000	44,375	—	1/1/2009	2/1/2017
Total			793,705	594,885	198,820	—
2005	7/4/2005	6.91	145,000	145,000	—	—	1/1/2009	7/3/2018
	11/23/2005	8.35	125,000	75,000	50,000	—	1/1/2009	11/22/2018
	12/15/2005	8.60	12,500	12,500	—	—	1/1/2009	12/14/2018
	2/13/2006	8.61	40,000	8,000	32,000	—	1/1/2010	3/31/2010
	2/13/2006	8.73	53,500	50,972	2,528	—	1/1/2010	3/31/2010
	11/22/2006	8.65	82,600	61,285	21,315	—	1/1/2010	11/21/2019
Total			458,600	352,757	105,843	—
2006 BNL	2/13/2006	8.61	112,953	100,662	12,291	—	1/1/2010	2/12/2019
	11/22/2006	8.65	87,090	16,450	70,640	—	1/1/2010	11/21/2019
	2/14/2007	9.57	102,900	9,170	93,730	—	1/1/2011	8/31/2011
	5/4/2007	9.22	17,500	17,500	—	—	1/1/2011	5/3/2020
	6/28/2007	8.65	735	735	—	—	1/1/2011	6/27/2020
	12/21/2007	7.12	25,110	12,121	11,939	1,050	1/1/2011	12/20/2020
Total			346,288	156,638	188,600	1,050
2006 UK	6/1/2006	8.70	302,191	230,963	71,228	—	1/1/2010	9/30/2014
	11/22/2006	8.65	13,965	11,907	2,058	—	1/1/2010	11/21/2014
	12/19/2006	9.18	77,700	31,885	45,815	—	1/1/2010	12/18/2014
	6/28/2007	8.43	30,585	20,085	10,500	—	1/1/2011	6/27/2015
	12/21/2007	7.25	945	945	—	—	1/1/2011	12/20/2015
Total			425,386	295,785	129,601	—
2007	6/28/2007	8.65	108,126	108,126	—	—	1/1/2011	6/27/2015
	6/28/2007	8.65	256,314	173,767	53,173	29,374	1/1/2011	6/27/2020
Total			364,440	281,893	53,173	29,374
2007 RMV	10/25/2007	8.65	108,850	79,400	4,900	24,550	1/1/2011	10/24/2020
Total			108,850	79,400	4,900	24,550
2008	6/26/2008	5.60	201,445	117,019	7,326	77,100	1/1/2012	6/25/2021
Total			201,445	117,019	7,326	77,100
2008 (B)	6/26/2008	5.60	57,500	50,000	7,500	—	1/1/2012	6/25/2013
Total			57,500	50,000	7,500	—
2009	4/1/2009	5.87	555,000	490,000	65,000	—	1/1/2013	3/31/2017
Total			555,000	490,000	65,000	—
2009 (B)	6/2/2009	7.09	135,100	131,670	3,430	—	1/1/2013	6/1/2014
Total			135,100	131,670	3,430	—
2010	4/27/2010	11.55	466,500	416,750	49,750	—	1/1/2014	4/26/2018
	4/27/2010	11.55	40,000	40,000	—	—	4/27/2014	4/26/2018
Total			506,500	456,750	49,750	—
2010 (B)	4/27/2010	11.55	195,040	190,108	4,932	—	1/1/2014	4/26/2015
Total			195,040	190,108	4,932	—
2010 (C)	12/23/2010	11.74	75,000	75,000	—	—	1/1/2014	12/22/2018
Total			75,000	75,000	—	—
2011	5/23/2011	9.95	561,500	395,000	129,000	37,500	1/1/2015	5/22/2019
	5/23/2011	9.95	57,500	50,000	7,500	—	5/23/2015	5/22/2019
Total			619,000	445,000	136,500	37,500
2011 (B)	5/23/2011	9.95	129,220	127,750	1,470	—	1/1/2015	5/22/2016
Total			129,220	127,750	1,470	—
2012	9/3/2012	14.19	448,640	235,450	103,150	110,040	1/1/2016	9/2/2020
	9/3/2012	14.19	32,500	22,500	10,000	—	9/3/2016	9/2/2020
Total			481,140	257,950	113,150	110,040
2013	5/16/2013	19.38	602,790	236,280	170,950	195,560	1/1/2017	5/15/2021
Total			602,790	236,280	170,950	195,560
2013 (B)	9/18/2013	15.18	75,000	30,000	45,000	—	1/1/2017	6/30/2017
Total			75,000	30,000	45,000	—
2014	7/25/2014	14.54	571,660	189,100	35,000	347,560	1/1/2018	7/24/2022
Total			571,660	189,100	35,000	347,560
2014 (B)	10/14/2014	11.93	150,000	90,000	—	60,000	1/1/2018	10/13/2022
Total			150,000	90,000	—	60,000
2015	4/30/2015	28.75	532,053	—	17,000	515,053	1/1/2019	4/29/2023
Total			532,053	—	17,000	515,053
2015 (B)	12/22/2015	49.00	399,000	—	—	399,000	3/2/2019	12/21/2023
Total			399,000	—	—	399,000
2015 RMV	12/22/2015	49.00	97,500	—	—	97,500	3/2/2019	12/21/2023
Total			97,500	—	—	97,500
2016	6/1/2016	46.10	514,250	—	10,000	504,250	1/1/2020	5/31/2024
Total			514,250	—	10,000	504,250
2016 RMV	6/1/2016	46.10	120,000	—	—	120,000	1/1/2020	5/31/2024
Total			120,000	—	—	120,000
2016 (B)	1/20/2017	62.50	150,000	—	—	150,000	4/6/2020	1/19/2025
Total			150,000	—	—	150,000
2017	5/17/2017	80.57	595,500	—	—	595,500	1/1/2021	5/16/2025
Total			595,500	—	—	595,500
2017 RMV	5/17/2017	80.57	127,500	—	—	127,500	1/1/2021	5/16/2025
Total			127,500	—	—	127,500
2018	4/19/2018	79.88	1,097,745	—	—	1,097,745	1/1/2022	4/18/2026
Total			1,097,745	—	—	1,097,745
2018 RMV	4/19/2018	79.88	137,500	—	—	137,500	1/1/2022	4/18/2026
Total			137,500	—	—	137,500
Grand Total			10,622,712	4,647,985	1,347,945	4,626,782

C.     Board practices

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

Director independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq and taking into account any applicable committee independence standards, Rajesh Parekh, Werner Cautreels, Howard Rowe, Katrine Bosley, Christine Mummery and Mary Kerr are “independent directors.” In making such determination, our board of directors considered the relationships that each non-executive director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

The independence criteria under the applicable Nasdaq Stock Market Listing Rules differ from the independence criteria set forth in Article 526ter of the Belgian Companies Code. Under Article 526ter of the Belgian Companies Code, Howard Rowe, Katrine Bosley, Christine Mummery and Mary Kerr are “independent directors.”

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

Audit committee

Our audit committee consists of three members: Howard Rowe (Chairman), Mary Kerr and Werner Cautreels.

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

Starting in 2019, the audit committee will regularly review Corporate Social Responsibility (CSR) initiatives, ensuring that we implement our planned initiatives and communicate them effectively and accurately to our employees and shareholders. The CSR report 2018 provides the non-financial information required by article 96, §4 and article 119, §2 of the Belgian Companies Code; a copy of our CSR report 2018 is available on our company website at http://www.glpg.com/financial-reports (this website does not form part of this annual report on Form 20-F).

Nomination and remuneration committee

Our nomination and remuneration committee consists of three members: Rajesh Parekh (Chairman), Katrine Bosley and Howard Rowe.

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

D.     Employees

As of December 31, 2018 we had 725 employees. Our employees in France and Croatia are represented by a labor union and/or covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages, and we consider our relations with our employees to be good. We have also engaged and may continue to engage independent contractors to assist us with our clinical activities. At each date shown, we had the following employees, broken out by department and geography:

	December 31,
	2018	2017	2016
Function:
Executive officers	5	5	4
Research	245	236	216
Development	207	149	88
Research services	154	122	116
Corporate and support	114	88	84
Total	725	600	508
Geography:
Leiden, the Netherlands	81	52	45
Mechelen, Belgium	303	252	189
Romainville, France	163	152	140
Zagreb, Croatia	154	139	134
Boston, U.S.	8	3	—
Basel, Switzerland	10	2	—
Cambridge, U.K.	6	—	—
Total	725	600	508

E.     Share Ownership

For information regarding the share ownership of our directors and members of our executive committee, see “Item 6.B.—Compensation” and “Item 7.A.—Major shareholders.”

Item 7    Major shareholders and related party transactions

A.     Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2019 for:

•	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;
•	each member of our board of directors;

•	our executive committee, excluding our chief executive officer, as a group; and
•	all members of our board of directors and executive committee as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 15, 2019. The percentage ownership information shown in the table is based upon 54,465,421 ordinary shares outstanding as of March 15, 2019.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares or ADSs, and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to warrants held by that person that are immediately exercisable or exercisable within 60 days of March 15, 2019. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, members of our executive committee and named beneficial owners are in care of Galapagos NV, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

	Shares beneficially owned
Name of beneficial owner	Number		Percentage
5% shareholders:
Gilead Sciences, Inc.	6,760,701	(1)(2)	12.41%
Van Herk Investments B.V.	5,379,305	(1)(3)	9.88%
Sands Capital Management, LLC	2,894,535	(1)(4)	5.31%
Wellington Management Group LLP	3,427,128	(1)(5)	6.29%

Directors and members of executive committee:
Rajesh Parekh, MA, DPhil	35,400	(6)	*
Onno van de Stolpe	965,163	(7)	1.76%
Werner Cautreels, Ph.D.	13,800	(8)	*
Howard Rowe, JD	17,580	(9)	*
Katrine Bosley	10,020	(10)	*
Christine Mummery, Ph.D.	7,954	(11)	*
Mary Kerr, Ph.D.	—		—
Executive committee excluding Onno van de Stolpe	620,002	(12)	1.13%
All members of our board of directors and executive committee as a group (11 persons)	1,669,919	(13)	3.00%

(1)	At the time of the most recent transparency notification or filing of a statement of beneficial ownership with the SEC.
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

(3)

Consists of 5,379,305 shares held by Van Herk Investments B.V., as reported in a Schedule 13G/A filed on February 14, 2019 by (i) Van Herk Investments B.V. (“VHI”), with respect to the shares beneficially owned by it, (ii) Van Herk Private Equity Investments B.V. (“VHPI”), with respect to the shares beneficially owned by VHI, (iii) Stichting Administratiekantoor Penulata (“Penulata”), with respect to the shares beneficially owned by VHI and VHPI, (iv) Van Herk Management Services B.V. (“VHMS”), with respect to the shares beneficially owned by VHI and VHPI, (v) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V. (“OGBBA”), with respect to the shares beneficially owned by VHI, VHPI and VHMS, (vi) A. van Herk Holding B.V., (“Holdings”), with respect to the shares beneficially owned by VHI, VHPI, VHMS and OGBBA, (vii) Stichting Administratiekantoor Abchrys (“Abchrys”), with respect to the shares beneficially owned by VHI, VHPI, VHMS, OGBBA and Holdings, and (viii) Adrianus van Herk (“Mr. van Herk”) with respect to shares beneficially owned by VHI, VHPI, VHMS, OGBBA, Holdings, Penulata and Abchrys. Mr. van Herk is (i) an investor, (ii) the holder of all of the depositary receipts issued by Penulata and Abchrys, (iii) the sole board member of Penulata and Abchrys, and (iv) the sole managing director of VHMS, OGBBA and Holdings. Penulata holds substantially all of the issued and outstanding shares of VHPI. VHPI is the sole shareholder of VHI. VHI is principally engaged in making investments. Abchrys holds substantially all of the issued and outstanding shares of Holdings. Holdings is the sole shareholder of OGBBA. OGBBA is the sole shareholder of VHMS and is principally engaged in making investments. VHMS is the sole managing director of VHI and VHPI. Each of Mr. van Herk, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys disclaims beneficial ownership of the securities covered by this Schedule 13G/A. The address of each of Mr. van Herk, VHI, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys is Lichtenauerlaan 30, 3062 ME Rotterdam, the Netherlands.

(4)

Consists of 2,894,535 shares held by Sands Capital Management LLC. Sands Capital Management LLC is controlled (under the Articles 5 and 7 of the Belgian Companies Code) by Sands Capital Management LP (SCM LP) and SCM LP is controlled by Frank M. Sands. Sand Capital Management LLC has the sole power to dispose or to direct the disposition of these shares, which are beneficially owned by its clients, and has the sole power to vote or to direct the vote of 2,056,455 shares. The advisory clients of Sands Capital Management LLC do not individually own more than 5% of these shares. The address of Sands Capital Management LLC is 1000 Wilson Boulevard, Suite 3000, Arlington, VA 22209, United States of America.

(5)

Consists of 3,427,128 shares held by Wellington Management Group LLP. The shares are owned of record by clients of Wellington Management Company LLP, Wellington Management Canada LLC, Wellington Management Singapore Pte Ltd, Wellington Management Hong Kong Ltd, Wellington Management International Ltd, Wellington Management Japan Pte Ltd, and Wellington Management Australia Pty Ltd (“the Wellington Investment Advisers”). Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. The address of Wellington Management Group LLP is 280 Congress Street, Boston, MA 02210, United States of America.

(6)	Consists of (i) 15,000 shares and (ii) 20,400 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2019.
(7)	Consists of (i) 478,289 shares and (ii) 486,874 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2019.
(8)	Consists of (i) 2,520 shares and (ii) 11,280 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2019.
(9)	Consists of 17,580 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2019.
(10)	Consists of 10,020 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2019.
(11)	Consists of (i) 454 shares and (ii) 7,500 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2019.
(12)	Consists of (i) 67,502 shares and (ii) 552,500 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2019.
(13)	Includes 1,106,154 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2019.

Each of our shareholders is entitled to one vote per ordinary share. All shareholders have identical voting rights per share. We are not aware of any arrangement that may result in a change of control of our company.

As of March 18, 2019, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 37% of our outstanding ordinary shares were held in the United States by approximately 110 institutional holders of record, excluding Gilead Sciences, Inc., or Gilead. At such date, there were outstanding 8,753,306 ADSs, each representing one ordinary share, and in the aggregate representing approximately 16% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

In a filing under Schedule 13G on February 12, 2019, Wellington Management Group LLP reported that it held 3,427,128 of Galapagos NV’s voting securities, representing 6.29% of our outstanding shares as of March 15, 2019, thus increasing above the lowest 5% notification threshold of Galapagos NV’s voting securities.

On December 27, 2018, we received a transparency notice from Sands Capital Management, LLC, indicating that by acquiring additional securities on September 13, 2018, it held 3,092,264 of Galapagos NV’s voting securities, thus increasing above the lowest 5% notification threshold of Galapagos NV’s voting rights. This shareholding represented 5.68% of our then outstanding shares. On June 12, 2018, we received a transparency notice from Van Herk Investments B.V., indicating that by acquiring additional voting securities on June 8, 2018, its shareholding increased above the 10% notification threshold of Galapagos NV’s voting rights.

On December 7, 2017, we received a transparency notice from FMR LLC indicating that affiliates under its control sold voting securities, as a result of which its shareholding decreased below the lowest 5% notification threshold of Galapagos NV’s voting rights. On December 13, 2017, we received a transparency notification from Gilead, who notified that its subsidiary Gilead Biopharmaceutics Ireland Unlimited Company transferred its holding of 6,760,701 Galapagos shares on December 7, 2017 to its subsidiary Gilead Therapeutics A1 Unlimited Company. This represents no change in the number of shares compared to the previous transparency notification from Gilead on January 20, 2016.

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

B.     Related party transactions

Since January 1, 2018, we have engaged in the following transactions with our directors, members of our executive committee and holders of more than 10% of our outstanding voting securities and their affiliates.

Transaction with major shareholder

On December 16, 2015, we signed an exclusive license and collaboration agreement to develop and commercialize filgotinib in multiple indications with Gilead Biopharmaceutics Ireland Unlimited Company. On December 7, 2017, Gilead Biopharmaceutics Ireland Unlimited Company assigned all of its right, title, and interest in, to, and under the license and collaboration agreement to another affiliate of Gilead. Under the terms of the collaboration, Gilead is primarily responsible for development and for seeking regulatory approval of the licensed product. We are required to use commercially reasonable efforts as requested by Gilead to assist Gilead with certain development activities. In addition, we agreed on a 20‑80 cost split for development costs of the licensed product, i.e. we will bear 20% of all development costs. In the framework of the closing of the transaction on January 19, 2016, Gilead Biopharmaceutics Ireland Unlimited Company paid a license fee of $300 million (or €275.6 million) and made a $425 million (or €392 million) equity investment in our share capital by subscribing to new ordinary shares at an issue price of €58.00 per share, including issuance premium. This resulted in Gilead owning 6,760,701 ordinary shares, representing 14.75% of our outstanding share capital as of the date of the capital increase. Moreover, under the subscription agreement relating hereto, the parties agreed to a lock-up and standstill arrangement. The lock-up and standstill arrangement expired on December 31, 2017. Under the exclusive license and collaboration agreement, we received from Gilead $60.0 million (or €55.1 million) in milestone payments in the year ended December 31, 2016, $10.0 million (or €9.4 million) in milestone payments in the year ended December 31, 2017, and $15.0 million (or €12.4 million) in milestone payments in the year ended December 31, 2018.

We incurred €66.1 million in development costs for the year ended December 31, 2018 for the development of filgotinib in collaboration with Gilead: these costs relate to the Phase 2b and Phase 3 trials and mainly consist of costs recharged by Gilead as we are co-funding 20% of the global development activities, as well as costs paid to CROs in conjunction with clinical trials, costs for production of the compound for clinical testing, and, to a smaller extent, personnel costs and consultancy costs. The reimbursement of research and development costs under the 20‑80 cost split mechanism by Gilead to us amounted to nil for the year ended December 31, 2018. For further information on our exclusive license and collaboration agreement with Gilead, see the section of this annual report titled “Item 4.B.—Business overview.—Collaborations—Exclusive collaboration agreement with Gilead for filgotinib.”

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

Agreements with our Directors and members of the Executive Committee

Employment and management arrangements

Onno van de Stolpe

On March 1, 2002, we entered into a management agreement, subject to Belgian law, with Onno van de Stolpe for the position of Managing Director and Chief Executive Officer for an indefinite period. Effective March 1, 2011, Mr. Van de Stolpe’s management agreement with Galapagos NV was reduced from a full-time basis to a part-time basis, for approximately 40% of his time, at which time he entered into (1) an employment agreement, subject to Dutch law, with Galapagos B.V. on a part-time basis, for approximately 35% of his time, and (2) a management agreement, subject to French law, with Galapagos SASU for approximately 25% of his time. For the year ended December 31, 2018, Mr. Van de Stolpe received (1) a base remuneration from Galapagos NV of €180,579.00 (exluding €42,000.00 in the form of pension contributions), (2) a base salary from Galapagos B.V. of €176,105.80 (including an 8% holiday bonus) and (3) a base salary from Galapagos SASU of €124,648.94.

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

Equity awards

Since January 1, 2018, we have granted warrants to certain of our directors and members of our executive committee.

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

C.     Interests of experts and counsel

Not applicable.

Item 8    Financial information

A.     Consolidated statements and other financial information

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

B.     Significant changes

None.

Item 9    The offer and listing

A.     Offer and listing details

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

B.     Plan of distribution

Not applicable.

C.     Markets

The ADSs have been listed on Nasdaq under the symbol “GLPG” since May 14, 2015, and our ordinary shares have been listed on Euronext Amsterdam and Euronext Brussels under the symbol “GLPG” since May 6, 2005.

D.     Selling shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the  issue

Not applicable.

Item 10    Additional information

A.     Share capital

Not applicable.

B.     Memorandum and Articles of Association

The information set forth in our Registration Statement on Form F-3ASR (File No. 333-211765), automatically effective upon filing with the SEC on June 1, 2016, under the heading “Description of Share Capital” as supplemented by the section titled “Description of Share Capital” in the final prospectus supplement on Form 424(b)(5) dated September 12, 2018 filed with the SEC on September 14, 2018 is incorporated herein by reference.

C.     Material contracts

We entered into an underwriting agreement among Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, as representatives of the underwriters, on May 13, 2015, with respect to the ADSs and ordinary shares sold in our global offering. In addition, we entered into an underwriting agreement with Morgan Stanley & Co. LLC, as representative of the underwriters, on April 17, 2017, with respect to the ADSs sold in our follow-on offering. Finally, we entered into an underwriting agreement with Morgan Stanley & Co. LLC and Citigroup Global Markets Inc., as representatives of the underwriters, on September 12, 2018, with respect to the ADSs sold in our second follow-on offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities. For additional information on our material contracts, please see the sections of this annual report titled “Item 4—Information on the Company” and “Item 7—Major shareholders and related party transactions.”

D.     Exchange controls

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

E.     Taxation

Certain material U.S. federal income tax considerations to U.S. holders

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that are initial purchasers of the ADSs pursuant to the offering and that will hold such ADSs as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address all tax considerations that may be applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

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

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of the ADSs.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code; existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof; and the income tax treaty between Belgium and the United States in each case as of and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of the ADSs or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning, and disposing of the ADSs in their particular circumstances.

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

Persons considering an investment in the ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

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

A U.S. holder generally may claim the amount of any Belgian withholding tax as either a deduction from gross income or a credit against U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the same proportion of a U.S. holder’s U.S. federal income tax liability which such U.S. holder’s “foreign source” taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Furthermore, Belgian income taxes that are withheld in excess of the rate applicable under the U.S.-Belgium Tax Treaty or that are refundable under Belgian law will not be eligible for credit against a U.S. holder’s federal income tax liability. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

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

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets, for which purpose the total value of our assets may be determined in part by reference to the market value of its ADSs and ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

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

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. Based on the foregoing, with respect to our 2018 taxable year, we do not anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

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

If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs (“lower-tier PFICs”).

If a U.S. holder owns ADSs during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company and any lower-tier PFICs, generally with the U.S. holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of the ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of the ADSs.

Backup Withholding and Information Reporting. U.S. holders generally will be subject to information reporting requirements with respect to dividends on ADSs and on the proceeds from the sale, exchange or disposition of ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting. Certain U.S. holders who are individuals and certain entities controlled by individuals may be required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their acquisition, ownership and disposition of the ADSs.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ADSS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Belgian tax consequences

The following paragraphs are a summary of material Belgian tax consequences of the ownership of ADSs by an investor. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this prospectus supplement, all of which are subject to change, including changes that could have retroactive effect.

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of ADSs, or Holders. This summary does not address Belgian tax aspects which are relevant to persons who are fiscally resident in Belgium or who avail of a permanent establishment or a fixed base in Belgium to which the ADSs are effectively connected.

This summary does not purport to be a description of all of the tax consequences of the ownership of ADSs, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe all tax consequences of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ADSs in a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. Investors should consult their own advisers regarding the tax consequences of an investment in ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws.

In addition to the assumptions mentioned above, it is also assumed in this discussion that for purposes of the domestic Belgian tax legislation, the owners of ADSs will be treated as the owners of the ordinary shares represented by such ADSs. However, the assumption has not been confirmed by or verified with the Belgian Tax Authorities.

Dividend withholding tax

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the ordinary shares represented by the ADSs is generally treated as a dividend distribution. By way of exception, the repayment of capital carried out in accordance with the Belgian Companies Code is not treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital. This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issuance premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates. However, for any decision of capital reduction, in accordance with the Belgian Companies Code, the amount of the capital reduction will be deemed to be derived proportionally (a) from the fiscal capital of our company, on the one hand and (b) on the other hand, from the total of (i) certain taxed reserves incorporated in the capital of our company, (ii) certain tax reserves not incorporated into the capital of our company and (iii) certain untaxed reserves incorporated into the capital of our company (it being understood that the imputation of the capital reduction on these different categories of reserves will be made in that order of priority). The part of the capital reduction that is deemed to be derived from the abovementioned taxed and untaxed reserves will be treated as a dividend distribution from a tax perspective and be subject to Belgian withholding tax, if applicable.

As a general rule, a withholding tax of 30% is levied on the gross amount of dividends paid on the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions.

In case of a redemption by us of our own shares represented by ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by the redeemed shares) will be treated as a dividend which in principle is subject to the withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. In case of a liquidation of our company, any amounts distributed in excess of the fiscal capital will also be treated as a dividend, and will in principle be subject to a 30% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions. No Belgian withholding tax will be triggered if this redemption is carried out on a stock exchange and meets certain conditions.

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

Qualifying Holders may also, subject to certain conditions, obtain the reduced U.S.-Belgium Tax Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. to us no later than ten days after the date on which the dividend has been paid or attributed (whichever comes first).

Additionally, pursuant to Belgian domestic tax law, dividends distributed to corporate Holders that qualify as a parent company will be exempt from Belgian withholding tax provided that the ADSs held by the Holder, upon payment or attribution of the dividends, amount to at least 10% of our share capital and are held or will be held during an uninterrupted period of at least one year, and provided the anti-abuse provision does not apply. A Holder qualifies as a parent company (i) if it has a legal form similar to the ones listed in the annex to the EU Parent-Subsidiary Directive of July 23, 1990 (90/435/EC) as amended from time to time, (ii) if it is considered to be a tax resident according to the laws of the United States of America and the U.S.-Belgium Tax Treaty, and (iii) if it is subject to a tax similar to the Belgian corporate income tax without benefiting from a tax regime that derogates from the ordinary tax regime.

In order to benefit from this exemption, the Holder must provide us or our paying agent with a certificate confirming its qualifying status and the fact that it satisfies the abovementioned conditions.

If the Holder holds the ADSs for less than one year, at the time the dividends are paid on or attributed to the shares represented by the ADSs, we must levy the withholding tax but we do not need to transfer it to the Belgian Treasury provided that the Holder certifies – at the latest upon the attribution of the dividends—its qualifying status, the date from which the Holder has held the ADSs, and the Holder’s commitment to hold the shares for an uninterrupted period of at least one year. The Holder must also inform us or our paying agent when the one-year period has expired or if its shareholding drops below 10% of our share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the deducted dividend withholding tax which was temporarily withheld will be paid to the Holder.

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

In order to benefit from the exemption of withholding tax, the corporate Holder must provide us or our paying agent with a certificate confirming (i) it has the above described legal form, (ii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary domestic tax regime, (iii) it holds a participation of less than 10% in our capital but with an acquisition value of at least € 2,500,000 upon the date of payment or attribution of the dividend, (iv) the dividends relate to shares in us represented by the ADSs which it has held or will hold in full legal ownership for an uninterrupted period of at least one year, (v) to which extent it could in principle, would this exemption not exist, credit the levied Belgian withholding tax or obtain a reimbursement according to the legal provisions applicable on December 31st of the year preceding the year of the payment or attribution of the dividends, and (vi) its full name, legal form, address and fiscal identification number, if applicable. Furthermore, we or our paying agent may also request confirmation from the Holder that the Holder commits to keep the participation with an acquisition value of at least € 2,500,000 until the completion of the minimum holding period of one year and that the Holder immediately notifies us or our paying agent of the completion of said one year holding period.

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

Capital gains realized on ADSs by a corporate Holder who is not a Qualifying Holder are generally not subject to taxation in Belgium unless such Holder is acting through a Belgian permanent establishment or a fixed place in Belgium to which the ADSs are effectively connected (in which case a 29.58%, 25.50% (or in both previous cases 25% as of January 1, 2020), or 0% tax on the capital gain may apply, depending on the particular circumstances). Capital losses are generally not tax deductible.

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

Annual tax on securities accounts

The Belgian Law of February 7, 2018 introduced an annual tax on securities accounts (“taks op de effectenrekeningen” / “taxe sur les comptes-titres”).

The tax is due by individual Holders who hold (in full or bare ownership and usufruct) one or more Belgian securities accounts (i.e. with a Belgian financial intermediary) with an average total value of at least € 500,000 per account holder during a reference period of 12 consecutive months starting on October 1st and ending on September 30th of the subsequent year (it being understood that the first reference period started as of March 10, 2018 and ended on September 30, 2018).

For individual Holders, only the Belgian securities accounts will be taken into account to determine whether the threshold of € 500,000 has been reached.

Moreover, according to the Law of February 7, 2018, only the following securities are taken into account for the calculation of the threshold: (i) listed or unlisted shares and depositary receipts for shares; (ii) bonds, whether or not listed, and depository receipts in respect of bonds; (iii) listed or unlisted units of collective investment funds or shares of investment companies, unless they are purchased or subscribed to in the context of a life insurance policy or pension savings; (iv) savings bonds; and (v) warrants.

The tax on securities accounts is an annual tax that is levied at a rate of 0.15%. The tax is calculated on the average value of the taxable financial instruments that the individual Holder holds on his or her Belgian securities account(s). Please note that the tax is levied on the entire amount of the average value and not just on the amount exceeding the limit of € 500,000.

The Law of February 7, 2018 on the implementation of the tax on securities accounts has been published in the Belgian Official Gazette on March 9, 2018 and entered into force on March 10, 2018, i.e. the day following the publication of the Act in the Belgian Official Gazette.

The tax on securities accounts is in principle due by the financial intermediary established or located in Belgium if (i) the holder’s share in the average value of the qualifying financial instruments held on one or more securities accounts with said intermediary amounts to € 500,000 or more or (ii) the holder instructed the financial intermediary to levy the tax on securities accounts due (e.g., in case such holder holds qualifying financial instruments on several securities accounts held with multiple intermediaries of which the average value of each of these accounts does not amount to € 500,000 or more but of which the holder’s share in the total average value of these accounts exceeds € 500,000).

If the tax on securities accounts is not paid by the Belgian financial intermediary, the tax will have to be declared and will be due by the individual Holder itself, who will then be liable towards the Belgian Treasury for the tax on the securities accounts due and for complying with certain reporting obligations in that respect.

Individual Holders have to report in their annual Belgian non-resident income tax return their various securities accounts held with one or more financial intermediaries established or located in Belgium of which they are considered as a holder within the meaning of the tax on securities accounts.

Prospective individual Holders are recommended to consult their own tax advisors as regards the specific consequences of the application of this tax on their tax position.

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

In addition to the above, no tax on stock exchange transactions is due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in Article 2, 9 and 10 of the Law of August 2, 2002, (ii) insurance companies described in Article 2, §1 of the Law of July 9, 1975 (as replaced by Article 5 of the Law of March 13, 2016 on the status and supervision of insurance and reinsurance undertakings), (iii) professional retirement institutions referred to in Article 2, §1 of the Law of October 27, 2006 relating to the control of professional retirement institutions, (iv) collective investment institutions, or (v) regulated real estate companies, (vi) the aforementioned non-residents (upon delivery of a certificate of non-residency in Belgium).

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

F.     Dividends and paying agents

Not applicable.

G.     Statement by experts

Not applicable.

H.     Documents on display

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

I.     Subsidiary information

Not applicable.

Item 11    Quantitative and qualitative disclosures about market risk

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

Liquidity risk

Our cash and cash equivalents amounted to €1,290.8 million on December 31, 2018. Cash used in operating activities amounted to €142.5 million for the year ended December 31, 2018. Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. Based upon our current expected level of operating expenditures and our existing cash and cash equivalents, we believe that we will be able to fund our operating expenses and capital expenditure requirements at least for the next three years. We have no credit lines. Such forecasting is based on realistic assumptions with regards to milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

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

We grant credit to our clients in the framework of our normal business activities. Usually, we require no pledge or other collateral to cover the amounts due. Management continuously evaluates the client portfolio for creditworthiness. All receivables are considered collectable.

Aging balance of receivables that are due, but are still considered collectable:

	December 31,
	2018	2017		2016
	(Euro, in thousands)
60 - 90 days	€236	€		€170
90 - 120 days	12		1
more than 120 days	—	€		€54

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

Effect of interest rate fluctuation

A 100 basis point increase in interest rates at balance sheet date would have increased profit and loss, and equity, by approximately €12.9 million (2017: €11.5 million, 2016: €10 million); a 100 basis point decrease in interest rates would have decreased profit and loss, and equity,  by approximately €12.9 million (2017: €11.5 million, 2016: €10 million).

Foreign exchange risk

We are exposed to foreign exchange risk arising from various currency exposures. Our principal functional currency is euro, but we receive payments from our main business partners AbbVie and Gilead in U.S. dollars and acquire some consumables and materials in U.S. dollars, Swiss Francs, GB Pounds and Croatian Kuna.

To limit this risk, we attempt to align incoming and outgoing cash flows in currencies other than the euro. In addition, contracts closed by our different entities are mainly in the functional currencies of that entity, except for the alliance agreements signed with AbbVie and Gilead for which payments are denominated in U.S. dollars.

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	Year ended December 31,
	2018	2017	2016
Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(27,200)	€(21,083)	€(16,863)
Increase in Euros - GB Pounds	100	122	130
Increase in Euros - CH Francs	208	203	165
Increase in Euros - HR Kunas	611	(185)	(95)
Increase in U.S. Dollars - GB Pounds	€(923)	€(831)	€(913)

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents held in U.S dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of cash-at-bank and in-hand and cash equivalents, financial debt (which as of December 31, 2018 is nil), and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

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

Item 12    Description of securities other than equity securities

A.     Debt securities

Not applicable.

B.     Warrants and rights

Not applicable.

C.     Other securities

Not applicable.

D.     American Depositary Shares

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

The holders of ADSs will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;
•

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;
•	the expenses and charges incurred by the depositary in the conversion of foreign currency;
•	the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and
•	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) deposit of ordinary shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of ordinary shares are charged to the person to whom the ADSs are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation (in the case of ADS cancellations). In the case of ADSs issued by the depositary into the Depositary Trust Company, or DTC, or presented to the depositary via DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs or the DTC participant(s) surrendering the ADSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

PART II

Item 13    Defaults, dividend arrearages and delinquencies

Not applicable.

Item 14    Material modifications to the rights of security holders and use of proceeds

Not applicable.

Item 15    Controls and procedures

Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a‑15(b) as of December 31, 2018. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of December 31, 2018, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a‑15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including our Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2018 was effective.

The effectiveness of internal control over financial reporting as of December 31, 2018 has been audited by Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA, our independent registered public accounting firm. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this annual report.

Changes in internal control over financial reporting

During the period covered by this annual report, we have not made any change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.   Controls and procedures

Not applicable.

Item 16       Reserved

Not applicable.

Item 16A    Audit Committee financial expert

Our board of directors has determined that Werner Cautreels is an audit committee financial expert as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Dr. Cautreels is independent as such term is defined in Rule 10A‑3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B    Code of Ethics

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

Item 16C    Principal Accountant fees and services

Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA has served as our independent registered public accounting firm for 2018 and 2017. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended December 31,
	2018	2017
	(Euro, in thousands)
Audit Fees	€442.1	€350.0
Audit-Related Fees	92.1	90.8
All Other Fees	134.8	40.5
Total	€669.0	€481.3

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. “All Other Fees” are any additional amounts billed for products and services provided by the principal accountant. For the year ended December 31, 2018, they relate to non-audit fees, in particular IT consulting fees.

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

Item 16D    Exemptions from the listing standards for Audit Committees

Not applicable.

Item 16E    Purchases of equity securities by the issuer and affiliated purchasers

Not applicable.

Item 16F    Change in registrant’s certifying accountant

Not applicable.

Item 16G    Corporate governance

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

177

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

Item 16H    Mine safety disclosure

Not applicable.

178

PART III

Item 17    Financial statements

Not applicable.

Item 18    Financial statements

See pages F‑1 through F‑60 of this annual report.

Item 19    Exhibits

The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

179

Index to Financial Statements

FINANCIAL SECTION

Audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of independent registered public accounting firm for Galapagos NV and its subsidiaries

To the shareholders and board of directors of Galapagos NV

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Galapagos NV and its subsidiaries (the “Company”) as of 31 December 2018, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2018, 2017 and 2016, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 29 March 2019, expressed an unqualified opinion on the Company's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has adopted IFRS 15, Revenue from Contracts with Customers, using the modified retrospective transition method with effect from 1 January 2018.

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

Zaventem, Belgium, 29 March 2019

The statutory auditor

/s/ Gert Vanhees
DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL
Represented by Gert Vanhees

We have served as the Company's auditor since 2000.

Report of independent registered public accounting firm for Galapagos NV and its subsidiaries

To the shareholders and board of directors of Galapagos NV

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Galapagos NV and its subsidiaries (the “Company”) as of 31 December 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended 31 December 2018, of the Company and our report dated 29 March 2019, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of IFRS 15, Revenue from Contracts with Customers.

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

Zaventem, Belgium, 29 March 2019

The statutory auditor

/s/ Gert Vanhees
DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL

Represented by Gert Vanhees

Consolidated Statement of Financial Position

	December 31,
	2018	2017	2016	Notes
	(Euro, in thousands)
Assets
Intangible assets	€3,632	€2,495	€1,023	12
Property, plant and equipment	23,137	16,692	14,961	13
Deferred tax assets	2,514	1,978	1,957	21
Non-current R&D incentives receivables	73,443	64,001	54,188	15
Other non-current assets	7,919	3,461	3,978	14
Non-current assets	110,645	88,627	76,107

Trade and other receivables	18,609	27,966	9,728	16
Current R&D incentives receivables	11,203	11,782	10,154	15
Cash and cash equivalents	1,290,796	1,151,211	973,241	17
Other current assets	8,244	6,688	14,109	16
Current assets	1,328,851	1,197,647	1,007,232
Total assets	€1,439,496	€1,286,274	€1,083,338

Equity and liabilities

Share capital	€236,540	€233,414	€223,928	18
Share premium account	1,277,780	993,025	649,135	18
Other reserves	(735)	(1,260)	(1,000)	19
Translation differences	(1,557)	(1,754)	(1,090)	20
Accumulated losses	(297,779)	(211,441)	(112,272)
Total equity	1,214,249	1,011,983	758,701

Pension liabilities	3,764	3,582	3,520	28
Finance lease liabilities	—	—	9
Other non-current liabilities	1,578	1,662	2,532	22
Non-current deferred income	—	97,348	214,785	23
Non-current liabilities	5,342	102,592	220,846

Finance lease liabilities	—	9	54
Trade and other liabilities	68,928	48,281	31,888	22
Current tax payable	1,175	865	1,022	10
Current deferred income	149,801	122,544	70,827	23
Current liabilities	219,905	171,699	103,791
Total liabilities	225,247	274,291	324,637
Total equity and liabilities	€1,439,496	€1,286,274	€1,083,338

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Operations

	Year ended December 31,
	2018	2017	2016	Notes
	(Euro, in thousands, except share and per share data)
Revenues	€288,836	€127,087	€129,519	5
Other income	29,009	28,830	22,093	5
Total revenues and other income	317,845	155,918	151,612

Research and development expenses	(322,875)	(218,502)	(139,573)	6
General and administrative expenses	(35,631)	(24,415)	(21,744)	6
Sales and marketing expenses	(4,146)	(2,803)	(1,785)	6
Total operating expenses	(362,652)	(245,720)	(163,103)

Operating loss	(44,807)	(89,802)	(11,491)

Fair value re-measurement of share subscription agreement	—	—	57,479	8
Other financial income	18,335	4,877	9,950	9
Other financial expenses	(2,737)	(30,582)	(1,692)	9

Income / loss (-) before tax	(29,209)	(115,507)	54,246

Income taxes	(50)	(198)	(235)	10

Net income / loss (-)	€(29,259)	€(115,704)	€54,012	11
Net income / loss (-) attributable to:
Owners of the parent	(29,259)	(115,704)	54,012
Basic income / loss (-) per share	€(0.56)	€(2.34)	€1.18	11
Diluted income / loss (-) per share	€(0.56)	€(2.34)	€1.14
Weighted average number of shares - Basic (in '000 shares)	52,113	49,479	45,696	11
Weighted average number of shares - Diluted (in '000 shares)	52,113	49,479	47,308

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Comprehensive Income

	Year ended December 31,
	2018	2017	2016	Notes
	(Euro, in thousands)

Net income / loss (-)	€(29,259)	€(115,704)	€54,012
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation	(94)	(40)	(583)	28
Items that may be reclassified subsequently to profit or loss:
Fair value adjustment of financial assets available-for-sale	—	(220)	(399)	14
Translation differences, arisen from translating foreign activities	197	(664)	(623)	20
Other comprehensive income / loss (-), net of income tax	103	(924)	(1,605)

Total comprehensive income/ loss (-) attributable to:
Owners of the parent	€(29,155)	€(116,629)	€52,406

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total
	(Euro, in thousands)
On January 1, 2016	€185,399	€357,402	€(467)	€(18)	€(177,317)	€364,999
Net income					54,012	54,012
Other comprehensive loss			(623)	(982)		(1,605)
Total comprehensive income			(623)	(982)	54,012	52,406
Share-based compensation					11,034	11,034
Issue of new shares	36,575	289,696				326,271
Share issue costs	(269)					(269)
Exercise of warrants	2,223	2,037				4,261
On December 31, 2016	€223,928	€649,135	€(1,090)	€(1,000)	€(112,272)	€758,701
Net loss					(115,704)	(115,704)
Other comprehensive loss			(664)	(260)		(924)
Total comprehensive loss			(664)	(260)	(115,704)	(116,629)
Share-based compensation					16,536	16,536
Issue of new shares	23,331	340,593				363,924
Share issue costs	(15,837)					(15,837)
Exercise of warrants	1,992	3,296				5,288
On December 31, 2017	€233,414	€993,025	€(1,754)	€(1,260)	€(211,441)	€1,011,983
Change in accounting policy ( modified retrospective application IFRS 15)					(83,220)	(83,220)
Change in accounting policy ( modified retrospective application IFRS 9)				619	(619)	—
Restated total equity at January 1, 2018	233,414	993,025	(1,754)	(641)	(295,280)	928,766
Net loss					(29,259)	(29,259)
Other comprehensive income			197	(94)		103
Total comprehensive loss			197	(94)	(29,259)	(29,155)
Share-based compensation					26,757	26,757
Issue of new shares	16,021	280,167				296,188
Share issue costs	(15,964)	—				(15,964)
Exercise of warrants	3,069	4,588				7,657
On December 31, 2018	€236,540	€1,277,780	€(1,557)	€(735)	€(297,779)	€1,214,249

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows

	2018	2017	2016	Notes
	(Euro, in thousands)

Net income / loss (-)	€(29,259)	€(115,704)	€54,012

Adjustment for non-cash transactions	21,753	48,301	(47,473)	24
Adjustment for items to disclose separately under operating cash flow	(4,389)	(1,912)	(1,332)	24
Adjustment for items to disclose under investing and financing cash flows	(668)	—	(14)	24
Change in working capital other than deferred income	19,922	(12,862)	(10,851)	24
Decrease (-) / increase in deferred income	(153,312)	(65,722)	245,806

Cash generated / used (-) in operations	(145,953)	(147,899)	240,148

Interest paid	(1,063)	(273)	(47)
Interest received	4,558	1,341	1,066
Income taxes paid	(8)	(199)	(1,763)

Net cash flows generated/used (-) in operating activities	(142,466)	(147,030)	239,403

Purchase of property, plant and equipment	(10,392)	(5,312)	(4,458)	13
Purchase of and expenditure in intangible fixed assets	(3,325)	(2,125)	(332)	12
Proceeds from disposal of intangible assets	1	—	18	12
Proceeds from disposal of property, plant and equipment	—	7	—	13
Decrease in restricted cash	—	6,510	235	16
Acquisition of financial assets held at fair value through profit or loss	(4,559)	—	(2,750)	14
Proceeds from sale of financial assets held at fair value through profit or loss	2,361	372	—	14

Net cash flows used in investing activities	(15,914)	(549)	(7,287)

Repayment of obligations under finance leases and other debts	(5)	(65)	(49)
Proceeds from capital and share premium increases, gross amount	296,188	363,924	392,121	18
Issue cost paid, related to capital and share premium increases	(15,964)	(15,790)	(337)	18
Proceeds from capital and share premium increases from exercise of warrants	7,657	5,288	4,261	18

Net cash flows generated in financing activities	287,876	353,357	395,996

Increase in cash and cash equivalents	€129,497	€205,779	€628,112

Cash and cash equivalents at beginning of year	€1,151,211	€973,241	€340,314	17

Increase in cash and cash equivalents	129,497	205,779	628,112

Effect of exchange rate differences on cash and cash equivalents	10,089	(27,808)	4,816

Cash and cash equivalents at end of year	€1,290,796	€1,151,211	€973,241	17

In order to align with the presentation for the year ended December 31, 2017, the Consolidated Statement of Cash Flows for the year ended December 31, 2016 was adjusted. (i)The issue cost paid, related to share capital and the resulting increase in share premium has been reclassified and shown separately from the gross amount of the proceeds from capital and share premium increases, and (ii) acquisition of financial assets held at fair value through profit or loss were shown separately from the proceeds from sale of financial assets held at fair value through profit or loss.

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

R&D

The research and development (“R&D”) operations are specialized in the discovery and development of small molecules. Our ambition is to become a leading global biotechnology company focused on the development and commercialization of novel medicines. Our strategy is to leverage our unique and proprietary target discovery platform, which facilitates our discovery and development of therapies with novel modes of action.

The components of the operating result presented in the financial statements include the following companies: Galapagos NV, Galapagos Real Estate 1 BVBA and Galapagos Real Estate 2 BVBA (Mechelen, Belgium); Galapagos SASU (Romainville, France); Galapagos B.V. (Leiden, the Netherlands); Fidelta d.o.o. (Zagreb, Croatia); Galapagos, Inc. and its subsidiary Xenometrix, Inc. (United States); BioFocus DPI AG and Galapagos GmbH (Basel, Switzerland); and Galapagos Biotech Ltd. (Cambridge, UK).

Our operations had 725 employees as at December 31, 2018 working in the operating facilities in Mechelen (the Belgian headquarters), the Netherlands, France, Croatia, United States, United Kingdom and Switzerland.

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

NEW STANDARDS AND INTERPRETATIONS APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2018

•	IFRS 9 Financial Instruments and subsequent amendments (applicable for annual periods beginning on or after January 1, 2018)
•	IFRS 15 Revenue from Contracts with Customers, and clarifications on this IFRS (applicable for annual periods beginning on or after January 1, 2018)
•	IFRIC 22 Foreign Currency Transactions and Advance Consideration (applicable for annual periods beginning on or after January 1, 2018)
•	Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions (applicable for annual periods beginning on or after January 1, 2018)
•	Amendments to IAS 40—Transfers of Investment Property (applicable for annual periods beginning on or after January 1, 2018)
•	Annual improvements to IFRS Standards (2014‑2016) Cycle (applicable for annual periods beginning on or after January 1, 2018)

The above new applicable standards affected the consolidated financial statements as follows:.

IFRS 15 Revenue from Contracts with Customers

We adopted IFRS 15 on January 1, 2018, using the modified retrospective transition method. The adoption of the new standard resulted in a timing difference of revenue recognition between prior accounting standards and IFRS 15. The cumulative effect of initially applying the new revenue standard was recognized as an adjustment to the opening balance of accumulated deficit and deferred income.

To determine revenue recognition for arrangements that we determine are within the scope of IFRS 15, we perform the following five steps: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; (v) recognize revenue when (or as) the entity satisfies a performance obligation.

As a consequence of the adoption of IFRS 15 on January 1, 2018, our consolidated accumulated losses and deferred income were both increased by €83.2 million, reflecting the impact of the new standard on the revenue recognition of the considerations received related to our ongoing license and collaboration agreements. Differences in accounting treatment compared to the former standard were identified for (i) the milestones payments previously received in the scope of our license and collaboration agreement for filgotinib with Gilead, and (ii) the upfront and milestone payments received related to the license and collaboration agreement with AbbVie for cystic fibrosis, which were fully recognized in revenue in the previous years under the former applicable IFRS standard. The collaboration agreement with AbbVie for cystic fibrosis was modified in 2016. Under IAS 18 this modification was accounted for as a separate contract. However, based on the contract modification guidance under IFRS 15 we determined that the upfront payment should be recognized over the term of the modified contract. Finally, the deferred income balance related to the license fee received from Servier in the scope of our license and collaboration agreement in the field of osteoarthritis was fully reclassified to equity as a consequence of the adoption of the new standard. We refer to the note 5 “Total revenues and other income” for further detail.

The impact of the adoption of IFRS 15 on the consolidated financial statements for the year ended December 31, 2018 is detailed in the table below and is due to changes in the accounting policy for revenue recognition compared to prior accounting standards.

	(Euro, in thousands, except per share data)
Statement of operations	Year ended December 31, 2018
	As reported	Balances in accordance with IAS 18	Effect of change higher / lower (-)
Revenues	€288,836	€232,800	€56,036

Loss before tax	(29,209)	(85,245)	56,036

Income taxes	(50)	(50)	—

Net loss	€(29,259)	€(85,295)	€56,036
Basic & diluted loss per share	€(0.56)	€(1.64)	€1.08

Statement of financial position	December 31, 2018

Deferred income	€149,801	€122,617	€27,184
Accumulated losses	€(297,779)	€(270,595)	€(27,184)

IFRS 9 Financial Instruments

The only financial instrument held by the group subject to change in accounting treatment following the adoption of IFRS 9 – Financial Instruments, was the equity investment in a listed company classified as an available-for-sale financial asset. At December 31, 2017, our balance sheet held shares of this company which were acquired in 2016. The closing price of the share on Euronext as at the end of the year 2017 led to cumulative fair value loss amounting to €0.6 million recognized in other comprehensive income following the accounting treatment applied under IAS 39. Following the adoption of IFRS 9 on January 1, 2018 and considering that the financial asset should be classified and measured at fair value, with changes in fair value recognized in profit or loss, the cumulative fair value loss of €0.6 million previously recognized in other comprehensive income was reclassified to accumulated losses.

Other new standards and interpretations applicable for the annual period beginning on January 1, 2018 did not have any impact on our consolidated financial statements.

STANDARDS AND INTERPRETATIONS PUBLISHED, BUT NOT YET APPLICABLE FOR THE ANNUAL  PERIOD BEGINNING ON  JANUARY 1, 2018

•	IFRS 16 Leases (applicable for annual periods beginning on or after January 1, 2019)
•	IFRS 17 Insurance contracts (applicable for annual periods beginning on or after January 1, 2021, but not yet endorsed in the EU)
•	IFRIC 23 Uncertainty over Income Tax Treatments (applicable for annual periods beginning on or after January 1, 2019)
•	Amendments to IFRS 9 Prepayment Features with Negative Compensation (applicable for annual periods beginning on or after January 1, 2019)
•	Amendments to IAS 28—Long-term Interests in Associates and Joint Ventures (applicable for annual periods beginning on or after January 1, 2019, but not yet endorsed in the EU)
•	Annual improvements to IFRS Standards (2015‑2017) Cycle (applicable for annual periods beginning on or after January 1, 2019, but not yet endorsed in the EU)
•	Amendments to IAS—19 Plan Amendment, Curtailment or Settlement (applicable for annual periods beginning on or after January 1, 2019, but not yet endorsed in the EU)
•	Amendments to References to the Conceptual Framework in IFRS Standards (applicable for annual periods beginning on or after January 1, 2020, but not yet endorsed in the EU)
•

Definition of a Business (Amendments to IFRS 3) (applicable for Business Combinations for which the acquisition date is on or after the beginning of the  first annual reporting period beginning on or after January 1, 2020, but not yet endorsed in the EU)

•	Definition of Material (Amendments to IAS 1 and IAS 8) (applicable for annual periods beginning on or after January 1, 2020, but not yet endorsed in the EU)

Standards issued but not yet effective

A number of new standards are effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted. However we have not early adopted new or amended standards in preparing these consolidated financial statements.  Of the standards that are not yet effective, we expect IFRS 16 to have a material impact on the financial statements in the period of initial application.

IFRS 16 Leases (applicable for annual periods beginning on or after January 1, 2019)

We are required to adopt IFRS 16 Leases as of January 1, 2019. We will apply IFRS 16 using the modified retrospective approach. Consequently, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings as at January 1, 2019, with no restatement of comparative figures.

We have assessed the estimated impact that the initial application of IFRS 16 will have on our consolidated financial statements, as further described below.

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

Galapagos will use the following practical expedients permitted by the standard:

•	Leases of low-value items
•	Short-term leases

We will recognize new assets and liabilities for our leases of mainly buildings and cars.  The nature of the expenses related to those leases will change as we will recognize a depreciation charge for the right-of-use assets and an interest expense on the lease liabilities. Previously we recognized operating lease expenses on a straight-line basis over the term of the lease.

We will apply the practical expedient to grandfather the definition of a lease on transition, applying IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4. These liabilities are measured at the present value of the remaining lease payments and discounted using our incremental borrowing rate.

In addition, we will no longer recognize provisions for onerous lease contracts, nor any provisions for termination payments or liabilities to spread the lease expenses on a straight-line basis over the term of the contract in case of variable or staggered lease payments.

Based on the information currently available, we estimate that we will recognize right-of-use assets and corresponding lease liabilities of €26.3 million as of January 1, 2019.

In the statement of profit and loss for accounting year 2019, we expect a shift from lease expenses (under the line “operating expenses”) to depreciation charges and interest cost of about €5.3 million. Operating result is expected to increase with approximately €0.2 offset by a higher finance cost of €0.4 million.  The impact on net result is expected to be immaterial.

In the statement of cash flows for accounting year 2019, we expect a shift from cash flow from operating activities to cash flow from financing activities of approximately €4.9 million with no impact on the net increase/(decrease) in cash and cash equivalents.

IFRIC 23 Uncertainty over Income Tax Treatments (applicable for annual periods beginning on or after January 1, 2019)

IFRIC 23 ‘Uncertainty over income tax treatments’ was issued in June 2017 and will be implemented by the group as from January 1, 2019. The Interpretation clarifies that if it is considered probable that a tax authority will accept an uncertain tax treatment, the tax charge should be calculated on that basis. If it is not considered probable, the effect of the uncertainty should be estimated and reflected in the tax charge. In assessing the uncertainty, it is assumed that the tax authority will have full knowledge of all information related to the matter. We performed an assessment of the potential impact of the new interpretation and concluded that it would not have a material impact on our financial statements.

CONSOLIDATED REPORTING

The consolidated financial statements comprise the financial statements of Galapagos NV and entities controlled by Galapagos NV. Control is achieved where Galapagos NV has the power to  direct the relevant activities of another entity so as to obtain benefits from its activities. The results of subsidiaries are included in the statement of operations and statement of comprehensive income from the effective date of acquisition up to the date when control ceases to exist. Where necessary, adjustments are made to the financial statements of subsidiaries to ensure consistency with our accounting policies. All intra-group transactions, balances, income and expenses are eliminated when preparing the consolidated financial statements.

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

Intellectual property, which comprises patents, licenses and rights, is measured internally at purchase cost and is amortized on a straight-line basis over the estimated useful life as from the time they are available for use, generally on the following bases:

•	Customer relationships: 1–10 years
•	In process technology: 3–5 years
•	Software & databases: 3–5 years
•	Brands, licenses, patents & know how: 5–15 years

In the event an asset has an indefinite life, this fact is disclosed along with the reasons for being deemed to have an indefinite life. Intangible assets with an indefinite usefull life and intangible assets which are not yet available for use are tested for impairment annually, and whenever there is an indication that the asset might be impaired.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recognized at cost less accumulated depreciation and any impairment loss. Depreciation is recognized so as to write off the cost of assets over their useful lives, using the straight-line method, on the following bases:

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

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized on our balance sheet when we become a party to the contractual provisions of the instrument. Hedging and derivatives have never been used: we do not actively  use currency derivatives to hedge planned future cash flows, nor do we make use of forward foreign exchange contracts.  Additionally, we don’t have financial debts as at December 31, 2018.

(i) Financial assets

Financial assets are initially recognized either at fair value or at their transaction price. All recognized financial assets will subsequently be measured at either amortized cost or fair value under IFRS 9 on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

•

a financial asset that (i) is held within a business model whose objective is to collect the contractual cash flows and (ii) has contractual cash flows that are solely payments of principal and interest on the principal amount outstanding is measured at amortized cost (net of any write down for impairment), unless the asset is designated at fair value through profit or loss (FVTPL) under the fair value option;

•

a financial asset that (i) is held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and (ii) has contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, is measured at fair value through other comprehensive income (FVTOCI), unless the asset is designated at FVTPL under the fair value option;

•	all other financial assets are measured at FVTPL;

A financial asset is classified as current when the cash flows expected to flow from the instrument mature within one year.

We derecognize a financial asset when the contractual rights to the cash flows from the asset expire, or we transfer the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

We classify non-derivative financial assets into the following categories:

-financial assets at fair value through profit or loss, (equity instruments)

-financial assets at amortized cost (receivables and cash and cash equivalents).

Financial assets at fair value through profit or loss

Financial assets are designated at fair value through profit or loss if we manage such investments and make purchase and sale decisions based on their fair value in accordance with the our investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein, which take into account any dividend income, are recognized in profit or loss.

Equity instruments

We hold investments in equity instruments, which based on IFRS 9, are designated as financial assets at fair value through profit or loss, which qualify for level 1 fair value measurement based upon the closing price of such securities on Euronext at each reporting date.

Financial assets at amortized cost

Receivables

Receivables are designated as financial assets measured at amortized costs. They are initially measured either at fair value or at transaction price, if they do not contain a significant financing component, which is the case for substantially all trade receivables.

All receivables are subsequently measured in the balance sheet at amortized cost, which generally corresponds to nominal value less expected credit loss provision.

Receivables mainly comprise trade and other receivables and research and development (R&D) incentives receivables.

The R&D incentives receivables relate to refunds resulting from R&D incentives on research and development expenses in France and Belgium. Research and development incentives receivables are discounted over the period until maturity date according to the appropriate discount rates.

Cash and cash equivalents

Cash and cash equivalents are financial assets measured at amortized costs and comprise cash balances and short-term deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value and are used by Galapagos in the management of its short-term commitments.

Cash and cash equivalents exclude restricted cash which is presented separately in the statement of financial position.

(ii) Financial liabilities

Financial liabilities are initially measured either at fair value or at their transaction price. Subsequent to initial recognition, financial liabilities are measured at amortized cost.

Financial liabilities mainly  comprise trade and other liabilities.

Trade and other liabilities are comprised of liabilities that are due less than one year from the balance sheet date and are in general not interest bearing and settled on an ongoing basis during the financial year. They also include accrued expense related to our research and development project costs.

We derecognize a financial liability when its contractual obligations are discharged, cancelled or expire.

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

Items included in the financial statements of each of our entities are valued using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Euros, which is our  presentation currency.

•	Transactions and balances in foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transaction. We use monthly transaction rates based on the closing exchange rates of the foreign currencies on the last business day of the month preceding the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at closing rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations.

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

REVENUE RECOGNITION

Revenues to date have consisted principally of milestones, license fees and upfront payments received in connection with collaboration and license agreements. We also generate revenue from our fee-for-service activities.

The revenue recognition policies can be summarized as follows:

We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for agreements that we determine are within the scope of IFRS 15, we perform the following five steps: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Collaboration and license agreements with our commercial partners for research and development activities generally include non-refundable upfront fees; costs reimbursements; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; license fees, royalties on sales and sometimes profits sharing arrangements.

At contract inception, we assess whether the contract is in scope of IFRS 15. Then, we identify the goods and services promised in the contract, and assess whether they should be seen as distinct performance obligations or not. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

License fees or upfront payments:

If the license to Galapagos’ intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, we recognize revenues from non-refundable upfront fees allocated to the license at the point in time the license is transferred to the customer and the customer has the right to use the license.

For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If over time, revenue is then recognized based on a pattern that best reflects the transfer of control of the service to the customer.

Milestone Payments:

A milestone payment is only included in the transaction price as when the achievement of the related milestone event is highly probable (usually at the time of achievement of the milestone event). We estimate the amount to be included in the transaction price using the most likely amount method. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which we recognize revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of such milestones and any related constraint, and if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment.

Reimbursement Income for R&D Services:

Collaboration and license agreements may include reimbursement or cost sharing for research and development  services: such as outsourcing costs and payment for FTEs at contractual rates. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by us.

Such costs reimbursements received are recognized in revenues when costs are incurred and agreed by the parties when we are acting as a principal in the scope of our stake of the R&D activities. If the later condition is not fulfilled, costs reimbursements are accounted for as a decrease of the related expenses.

Royalties:

License and collaboration agreements include sales-based royalties, including commercial milestone payments based on the level of sales, and the license has been deemed to be the predominant item to which the royalties relate. Related revenue is recognized as the subsequent underlying sales occur.

Revenue recognition policies applicable to periods ended December 31, 2017 and prior

The revenue recognition policies applicable to periods ended December 31, 2017 and prior, can be summarized as follows:

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

PROVISIONS

Provisions are recognized on the balance sheet when we have a present obligation as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and a reliable estimate can be made of the amount of the obligations. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of the money and, when appropriate, the risk specific to the liability.

FINANCE AND OPERATING LEASES

Leases are classified as finance leases whenever the terms of the lease substantially transfer all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognized as our assets at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The payments are divided proportionally between the financial costs and a diminution of the outstanding balance of the obligation, so that the periodic interest rate on the outstanding balance of the obligation would be constant. Interest is recognized in the statement of operations, unless it is directly attributable to the corresponding asset, in which case it is capitalized.

Rents paid on operating leases are charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

IMPAIRMENT

(i) Financial assets

The impairment loss of a financial asset measured at amortized cost is calculated based on the expected loss model.

For trade receivables that do not contain a significant financing component (i.e. substantially all trade receivables), the loss allowance is measured at an amount equal to lifetime expected credit losses. Those are the expected credit losses that result from all possible default events over the expected life of those trade receivables.

Impairment losses are recognized in the consolidated statement of operations.

(ii) Tangible and intangible assets

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

Critical judgments in applying accounting policies

Revenue recognition

Evaluating the criteria for revenue recognition under license and collaboration agreements requires management’s judgment to assess and determine the following:

•	The nature of the contractual performance obligations and whether they are distinct or should be combined with other performance obligations.
•

The pattern of transfer of each promised license and/or R&D activities identified in the contract, sometimes using input or output methods which are based on key assumptions such as forecasted costs and development timelines of our license and collaboration agreements for the assessment of satisfaction of the performance obligation.

The above may significantly influence our financial statements.

We applied the five step model detailed in IFRS 15 to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met. The positions taken in applying this standard are detailed below.

The substance of our current arrangements is that we are licensing certain of our intellectual property to collaboration partners and conduct R&D activities. Such activities result in a service that is the output of our ordinary activities. We generate revenue through a number of these arrangements which include license fees, milestone payments, reimbursement income and future sales based milestones and sales based royalties. We assessed that the revenues from our current material licensing and collaboration agreements are in the scope of IFRS 15.

Collaboration with Gilead

We concluded as follows:

•

There is one single performance obligation under IFRS 15: the transfer of a license combined with performance of R&D activities. This is because we considered that the license is not distinct in the context of the contract.

•

The transaction price of our agreement with Gilead is currently composed of a fixed part, being an upfront license fee and a variable part, being milestone payments and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement only when achieved. Sales based milestones and sales based royalties are a part of our arrangement but are not yet included in our revenues as our program is still in Phase 3 of development.

•

The transaction price has been allocated to the single performance obligation and revenues have been recognized over the estimated service period based on a pattern that reflects the transfer of the license and progress to complete satisfaction of the R&D activities. This is because we considered that there is a transformational relationship between the license and the R&D activities to be delivered.

•

We have chosen an input model to measure the satisfaction of the single performance obligation that considers percentage of costs incurred for this program that are completed each period (percentage of completion method).

•

Costs reimbursements received from Gilead are recognized in revenues when costs are incurred and agreed by the parties as we are acting as a principal in the scope of our stake of the R&D activities of our ongoing license and collaboration agreements.

Collaboration with AbbVie

We concluded as follows:

•

There is one single performance obligation under IFRS 15: the transfer of a license combined with performance of R&D activities. This is because we considered that the license is not capable of being distinct and is not distinct in the context of the contract.

•

The transaction price of our agreement with AbbVie is currently composed of a fixed part, being  upfront license fees, and a variable part, being milestone payments and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement only when achieved. Sales based milestones and sales based royalties are a part of our arrangement but are not yet included in our revenues as the program is still in Phase 1 & 2 of development.

•

The transaction price has been allocated to the single performance obligation and revenues have been recognized over the estimated service period based on a pattern that reflects the transfer of the license and progress to complete satisfaction of the R&D activities. This is because we considered that there is a transformational relationship between the license and the R&D activities to be delivered.
•

We have chosen an input model to measure the satisfaction of the single performance obligation that considers a percentage of costs incurred for this program that are completed each period (percentage of completion method).

•

Costs reimbursements received from AbbVie are recognized in revenues when costs are incurred and agreed by the parties as we are acting as a principal in the scope of our stake of the R&D activities of our ongoing license and collaboration agreements.

The second amended and restated collaboration agreement signed on October 24, 2018 was assessed to be a contract modification including a change in scope and in pricing as the remaining goods or services are not distinct and form part of the single performance obligation that was partially satisfied at the date of the contract modification. We concluded that we must account for this second amended and restated collaboration agreement as if it was part of the existing contract and recognized as adjustment to revenue the effect of the contract modification on the transaction price and on the measure of progress towards satisfaction of the performance obligation

Collaboration with Servier

The deferred income balance as of December 31, 2017 related to the license fee received from Servier in the scope of our license and collaboration agreement in the field of osteoarthritis (€5.4 million) was fully reclassified to equity as a consequence of the adoption of IFRS 15. Any increase in the transaction price from future potential development and regulatory milestones, sales based milestones and royalties, will be allocated to the license and will be fully recognized as revenue at a point in time when achieved, as our performance obligation towards Servier has been fully satisfied.

The contract signed with Servier on May 8, 2018 takes over the terms of the previous agreement but additionally includes the framework of a joint phase II clinical trial program in which both parties collaborate, share costs and mutually exchange services. We concluded that this contract modification was not in the scope of IFRS 15 because there is a mutual exchange of services between Servier and Galapagos, Servier is not assessed as a customer but as a collaboration partner. Any cost reimbursement from our collaboration partner is not recognized as revenue but accounted as a decrease of the related expenses.

Collaboration with Novartis

We concluded as follows:

•

There are two distinct performance obligations under IFRS 15: the transfer of a license and the performance of R&D activities. This is because we considered that the license is capable of being distinct and is distinct in the context of the contract.

•

The transaction price of our agreement with Novartis is currently composed of a fixed part, being an upfront license fee, and a variable part, being milestone payments and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement only when achieved. Sales based milestones and sales based royalties are a part of our arrangement but are not yet included in our revenues as our program is still in Phase 2 of development. In addition, the agreed consideration for the R&D activities that Galapagos will still perform up until the end of the Phase 2 of clinical development was also included in the transaction price.

•

The transaction price has been allocated to each of the two distinct performance obligations based on our assessment of their relative stand-alone selling price, this for the R&D activities and using the residual approach to allocate the remainder of the transaction price to the license. Revenues are recognized at a point in time for the transaction price allocated to the transfer of the license as we assessed that the license confers a right to use the intellectual property to Novartis. For the transaction price allocated to the second performance obligation, the R&D activities, revenues are recognized over the estimated service period based on a pattern that reflects the transfer of our services to complete satisfaction of this performance obligation.

•

We have chosen an input model to measure the satisfaction of the performance obligation of the R&D activities that considers a percentage of costs incurred for this program that are completed each period (percentage of completion method).

•

Costs reimbursements received from Novartis will be recognized in revenues when costs are incurred and agreed by the parties as we are acting as a principal in the scope of the performance of the R&D activities.

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

Corporate income taxes

Significant judgment is required in determining the use of tax loss carry forwards. Deferred tax assets arising from unused tax losses or tax credits are only recognized to the extent that there are sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized. Management’s judgment is that such convincing evidence is currently not sufficiently available except for one subsidiary operating intercompany on a cost plus basis and for our fee-for-service business and as such a deferred tax asset is therefore recognized. As of December 31, 2018, we had a total of €374.2 million of statutory tax losses carried forward which can be compensated with future taxable statutory profits for an indefinite period except for an amount of €10.8 million in Switzerland, Croatia and the United States with expiry date between 2019 and 2030. As of December 31, 2018, the available tax losses carried forward in Belgium amounted to €305.6 million.

As a company active in research and development in Belgium, we also expect to benefit from the “innovation income deduction (IID)” in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower rate than other revenues, i.e., 4.4%  (3.75% as of January 1, 2020). The available IID carried forward amounted to €195.4  million on December 31, 2018.

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

4. Segment information

There are two reportable segments, R&D and fee-for-service business.

Segment information for year 2018

	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	€278,666	€10,170		€288,836
Internal revenue		8,508	€(8,508)
Other income	29,000	9		29,009
Revenues & other income	307,666	18,687	(8,508)	317,845

Segment result	(19,734)	1,751		(17,983)
Unallocated expenses (1)				(26,824)
Operating loss				(44,807)
Financial (expenses)/income				15,598
Result before tax				(29,209)
Income taxes				(50)
Net loss				€(29,259)
(1)	The unallocated expenses of €26,824 thousand principally comprise of €26,757 thousand of warrant costs.

Segment information for year 2017

(Euro, in thousands)

	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	€118,262	€8,825		€127,087
Internal revenue		5,104	€(5,104)
Other income	28,815	15		28,830
Revenues & other income	147,077	13,945	(5,104)	155,918

Segment result	(73,610)	86		(73,524)
Unallocated expenses (1)				(16,278)
Operating loss				(89,802)
Financial (expenses)/income				(25,705)
Result before tax				(115,507)
Income taxes				(198)
Net loss				€(115,704)

(1)	The unallocated expenses of €16,278 thousand principally comprise of €16,536 thousand of warrant costs.

Segment information for year 2016

(Euro, in thousands)

	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	€121,616	€7,903		€129,519
Internal revenue		4,379	€(4,379)
Other income	21,922	171		22,093
Revenues & other income	143,538	12,453	(4,379)	151,612

Segment result	1,138	(1,787)		(649)
Unallocated expenses (1)				(10,841)
Operating loss				(11,491)
Financial (expenses)/income				65,737
Result before tax				54,246
Income taxes				(235)
Net income				€54,012

(1)	The unallocated expenses of €10,841 thousand principally comprise of €11,034 thousand of warrant costs.

Segment assets and liabilities are not information being provided to the chief operating decision maker on a recurring basis. This information is therefore not disclosed in our segment information.

GEOGRAPHICAL INFORMATION

In 2016, 2017 and 2018, our operations were mainly located in Belgium, Croatia, France and the Netherlands.

Following table summarizes the revenues by destination of customer:

	Year ended December 31,
	2018	2017	2016
	(Euro, in thousands)
North America	€117,609	€82,050	€88,628
Europe	171,113	45,037	40,884
Asia Pacific	114	—	6
Total	€288,836	€127,087	€129,519

Following table summarizes the revenues by major customers:

	Year ended December 31,
	2018		2017		2016
Spilt up of revenues by major customers	(Euro, in thousands)%		(Euro, in thousands)%		(Euro, in thousands)%
Gilead:
North America	€116,640	40%	€80,687	63%	€87,813	68%
Europe	7,793	3%
AbbVie:
Europe	89,936	31%	34,049	27%	32,596	25%
Novartis:
Europe	55,218	19%		0%		0%
Les Laboratoires Servier:
Europe	9,000	3%	67	0%	265	0%
Total revenues from major customers	€278,587	96%	€114,804	90%	120,674	93%

Following table summarizes the revenues of the operations by destination:

	Year ended December 31,
	2018	2017	2016
	(Euro, in thousands)
Galapagos NV (Belgium)	€278,649	€118,244	€121,703
Galapagos SASU (France)	16	18	84
Fidelta d.o.o. (Croatia)	10,170	8,825	7,732
Total revenues	€288,836	€127,087	€129,519

In 2018, we held €110 million of non-current assets (€89 million in 2017; €76 million in 2016) distributed as follows:

•	Belgium: €64 million (€47 million in 2017; €37 million in 2016)
•	France: €36 million (€34 million in 2017; €31 million in 2016)
•	Croatia: €5 million (€4 million in 2017; €4 million in 2016)
•	The Netherlands: €4 million (€4 million in 2017; €4 million in 2016)

The increase in non-current assets 2018 vs 2017 was mainly explained by the increase in non-current R&D incentives receivables (see note 15).

5. Total revenues and other income

REVENUES

The following table summarizes the revenues for the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,
	2018	2017	2016
	(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees	€196,487	€71,971	€30,257
Milestone payments	73,394	42,950	81,784
Reimbursement income	8,722	3,273	9,699
Other revenues	10,233	8,893	7,777
Total revenues	€288,836	€127,087	€129,519

For the years ended December 31, 2018 and 2017

The following table summarizes the revenue recognition of upfront payments, license fees and milestone payments for the years ended December 31, 2018 and 2017, as well as the impact of the adoption of IFRS 15. The revenues recognized for the years ended December 31, 2018 presented under the IFRS 15 standard as well as under the former applicable IAS 18 standard, with a comparison to the year ended December 31, 2017 under the former applicable IAS 18 standard.

					IAS 18		IFRS 15	IFRS 15	IAS 18	IAS 18	IFRS 15
					Outstanding	Deferred	Outstanding				Outstanding
					balance in	income	balance in	Revenue	Revenue	Revenue	balance in
					deferred	reclassified	deferred	recognized,	recognized,	recognized,	deferred
					income as at	from equity	income as at	year ended	year ended	year ended	income as at
				Collaboration	December 31,	following adoption	January 1,	December 31,	December 31,	December 31,	December 31,
Agreement	Consideration	Consideration		start date	2017	of IFRS 15	2018	2018	2018	2017	2018
	(USD, in thousands)	(Euro, in thousands)						(Euro, in thousands)
Revenue recognition of considerations received prior to December 31, 2017
Gilead collaboration agreement for filgotinib - Upfront payment	$300,000	€275,558		January 2016	€187,449		€187,449	€84,806	€84,806	€62,488	€102,643
Gilead collaboration agreement for filgotinib - Subscription agreement (*)	N.A.	€39,003	(*)	January 2016	€26,532		€26,532	€12,004	€12,004	€8,845	€14,528
Servier collaboration agreement for osteoarthritis - License fee	N.A.	€6,000		June 2010	€5,362	€(5,362)	€—	€—	€1,532	€638	€—
AbbVie collaboration agreement for CF - Upfront payments	$45,000	€34,001		September 2013	€	€14,872	€14,872	€14,140	€—	€—	€732
Total upfront payments and license fees:					€219,343	€9,510	€228,853	€110,950	€98,342	€71,971	€117,903

Gilead collaboration agreement for filgotinib - Milestone payments	$70,000	€64,435		January 2016		€43,832	€43,832	€19,831	€—	€9,354	€24,001
AbbVie collaboration agreement for CF - Milestone payments	$77,500	€68,310		September 2013		€29,878	€29,878	€28,406	€—	€33,596	€1,471
Total milestones:						€73,710	€73,710	€48,237	€—	€42,950	€25,472
Total :					€219,343	€83,220	€302,563	€159,187	€98,342	€114,921	€143,375

Revenue recognition of considerations in the year ended December 31, 2018
Novartis collaboration agreement for MOR106 - Upfront payment	N.A.	€47,500		September 2018				€47,500	€47,500		€—
AbbVie collaboration agreement for CF - Upfront payment	$45,000	€38,874		September 2013				€38,037	€38,037		€837
Total upfront payments and license fees:								€85,537	€85,537		€837
Gilead collaboration agreement for filgotinib - Milestone payments	$15,000	€12,418		January 2016				€7,793	€12,418		€4,625
AbbVie collaboration agreement for CF - Milestone payments	$10,000	€8,548		September 2013				€8,364	€8,548		€184
Servier collaboration agreement for osteoarthritis - Milestone payment	N.A.	€9,000		June 2010				€9,000	€9,000		€—
Total milestones:								€25,157	€29,966		€4,809
Total :								€110,694	€115,503		€5,646
Grand total : upfront payments and license fees and milestones								€269,881	€213,845		€149,021

(*) deferred income of €39 million booked upon signing of the share subscription agreement with Gilead as required under IAS 39

	IFRS 15			IAS 18
	Over time	Point in time	2018	2017	Over time	Point in time
			(Euro, in	(Euro, in
			thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€196,486	€71,971
Gilead collaboration agreement for filgotinib			96,809	71,333	
AbbVie collaboration agreement for CF			52,176	-	
Novartis collaboration agreement for MOR106			47,500	-		
Servier collaboration agreement for osteoarthritis			-	638	

Milestone payments			73,394	42,950
Gilead collaboration agreement for filgotinib			27,623	9,354		
AbbVie collaboration agreement for CF			36,771	33,596		
Servier collaboration agreement for osteoarthritis			9,000	-		

Reimbursement income			8,722	3,273
Novartis collaboration agreement for MOR106			7,718	-
AbbVie collaboration agreement for CF			989	453		
Servier collaboration agreement for osteoarthritis			-	2,816		
Other reimbursement income			16	4		

Other revenues			10,233	8,893
Fee-for-services revenues			10,170	8,825		
Other revenues			63	68		
Total revenues			€288,836	€127,087

For the years ended December 31, 2017 and 2016

The following table summarizes the upfront payments recognition for years ended December 31, 2017 and 2016 under IAS 18.

Agreement	Upfront received	Upfront and license fees received		Recognition as from	Revenue recognized, year ended December 31, 2017	Revenue recognized, year ended December 31, 2016	Outstanding balance in deferred income as at December 31, 2017
	(USD, in thousands)	(Euro, in thousands)			(Euro, in thousands)
Gilead collaboration agreement for filgotinib	$300,000	€275,558		January 2016	€62,488	€25,621	€187,449
Gilead collaboration agreement for filgotinib	N.A.	€39,003	(*)	January 2016	€8,845	€3,626	€26,532
ThromboGenics license agreement for integrin antagonists	N.A.	€1,000		April 2016	€—	€1,000	€—
Sirion Biotech license agreement for RNA interference (RNAi) technologies	N.A.	€10		June 2016	€—	€10	€—
Servier collaboration agreement for osteoarthritis	N.A.	€6,000		August 2017	€638	€—	€5,362
Total recognition of non-refundable upfront payments and license fees					€71,971	€30,257	€219,343

(*)deferred income of €39 million booked upon signing of the share subscription agreement with Gilead as required under IAS 39—Financial Instruments: recognition and measurement

OTHER INCOME

The following table summarizes other income for the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,
	2018	2017	2016
	(Euro, in thousands)
Grant income	€1,609	€1,045	€2,329
Other income	27,400	27,785	19,764
Total other income	€29,009	€28,830	€22,093

6.      Operating costs

Operating result has been calculated after charging (-) / crediting:

RESEARCH AND DEVELOPMENT EXPENDITURE

The following table summarizes research and development expenditure for the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,
	2018	2017	2016
	(Euro, in thousands)
Personnel costs	€(81,352)	€(59,950)	€(42,315)
Subcontracting	(197,644)	(123,054)	(65,649)
Disposables and lab fees and premises costs	(25,525)	(22,277)	(20,414)
Other operating expenses	(18,355)	(13,221)	(11,196)
Total R&D expenses	€(322,875)	€(218,502)	€(139,573)

The table below summarizes our research and development expenditure for the years ended December 31, 2018, 2017 and 2016, broken down by research and development expenses under alliance and own funded research and development expenses.

	Year ended December 31,
	2018	2017	2016
	(Euro, in thousands)
R&D under alliance	€(134,046)	€(122,663)	€(71,980)
Galapagos funded R&D	(188,829)	(95,839)	(67,593)
Total R&D expenses	€(322,875)	€(218,502)	€(139,573)

All research and development expenditures are tracked against detailed budgets and allocated by individual project. The table below summarizes our research and development expenditure for the years ended December 31, 2018, 2017 and 2016, broken down by program.

	Year ended December 31,
	2018	2017	2016
	(Euro, in thousands)
Filgotinib program (partnered)	€(66,138)	€(53,212)	€(22,376)
CF program (partnered)	(30,137)	(46,192)	(31,203)
IPF program on GLPG1690 (proprietary)	(72,718)	(16,190)	(7,129)
OA program on GLPG1972 (partnered)	(15,751)	(7,317)	(6,538)
AtD program on MOR106 (partnered)	(14,999)	(8,404)	(3,491)
Other	(123,132)	(87,187)	(68,836)
Total R&D expenses	€(322,875)	€(218,502)	€(139,573)

GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the general and administrative expenses for the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,
	2018	2017	2016
	(Euro, in thousands)
Personnel costs and directors fees	€(25,495)	€(17,756)	€(15,160)
Other operating expenses	(10,136)	(6,659)	(6,584)
Total general and administrative expenses	€(35,631)	€(24,415)	€(21,744)

SALES AND MARKETING EXPENSES

The following table summarizes the sales and marketing expenses for the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,
	2018	2017	2016
	(Euro, in thousands)
Personnel costs	€(2,282)	€(2,156)	€(1,167)
Other operating expenses	(1,864)	(646)	(618)
Total sales and marketing expenses	€(4,146)	€(2,803)	€(1,785)

7. Staff costs

The following table illustrates the personnel costs for the years 2018, 2017 and 2016.

	Year ended December 31,
	2018	2017	2016
	(Euro, in thousands)
Wages and salaries	€(61,619)	€(46,677)	€(34,857)
Social security costs	(11,003)	(9,081)	(7,328)
Pension costs	(2,994)	(2,175)	(1,728)
Other personnel costs	(27,375)	(16,465)	(9,617)
Total personnel costs	€(102,991)	€(74,398)	€(53,530)

The other personnel costs mainly related to costs for warrants granted of €21.3 million (2017: €11.8 million, 2016: €6.6 million). For the costs of warrants granted, see note 29.

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

9. Other financial income / expenses

The following table summarizes other financial income and expense for the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,
	2018	2017	2016
	(Euro, in thousands)
Other financial income:
Interest on bank deposit	€5,219	€3,045	€1,614
Effect of discounting long term R&D incentives receivables	199	—	99
Currency exchange gain	11,027	1,797	8,150
Fair value gain on financial assets held at fair value through profit or loss	1,203	—	—
Gain upon sale of financial assets held at fair value through profit or loss	668	—	—
Other finance income	19	34	87
Total other financial income	18,335	4,877	9,950

Other financial expenses:
Interest expenses	(780)	(936)	(47)
Currency exchange loss	(1,174)	(29,176)	(1,453)
Other finance charges	(782)	(469)	(191)
Total other financial expense	(2,737)	(30,582)	(1,692)

Total net other financial expense (-)/ income	€15,598	€(25,705)	€8,257

10. Taxes

INCOME TAXES

The following table summarizes the income tax recognized in profit or loss for the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,
	2018	2017	2016
	(Euro, in thousands)

Current tax	€(584)	€(218)	€(466)
Deferred tax	535	20	231
Income taxes	€(50)	€(198)	€(235)

TAX LIABILITIES

The below table illustrates the tax liabilities related captions in the balance sheet on December 31, 2018, 2017 and 2016.

	December 31,
	2018	2017	2016
	(Euro, in thousands)
Current tax payable	€1,175	€865	€1,022
Total tax liabilities	€1,175	€865	€1,022

On December 31, 2017 and December 31, 2018, €0.9 million and €1.2 million of tax liabilities were primarily related to respectively one and five of our subsidiaries operating on a cost plus basis.

TAXES RECOGNIZED IN STATEMENT OF OPERATIONS

For the purpose of the disclosure below corporation tax was calculated at 29.58% (2017 and 2016: 34%)—which is the tax rate applied in Belgium—on the estimated assessable profit for the year. The applied tax rate for other territorial jurisdictions was the tax rate that is applicable in these respective territorial jurisdictions on the estimated taxable result of the accounting year.

	Year ended December 31,
	2018	2017	2016
	(Euro, in thousands)

Income/ loss (-) before tax	€(29,209)	€(115,507)	€54,246
Income tax debit / credit (-), calculated using the Belgian statutory tax rate on the accounting income / loss (-) before tax (theoretical)	(8,640)	(39,261)	18,438
Tax expenses / income (-) in statement of operations (effective)	50	198	235
Difference in tax expense / income to explain	€8,690	€39,458	€(18,203)

Effect of tax rates in other jurisdictions	€411	€14	€163
Effect of non taxable revenues	(11,558)	(11,277)	(27,399)
Effect of share based payment expenses without tax impact	7,530	5,317	3,531
Effect of consolidation eliminations without tax impact	382	102	2
Effect of non tax deductible expenses	945	404	856
Effect of recognition of previously non recognized deferred tax assets	(1,977)	(414)	(421)
Effect of change in tax rates	—	181
Effect of tax losses (utilized) reversed	(150)	(763)	(655)
Effect of non recognition of deferred tax assets	13,108	45,895	5,720
Total explanations	€8,690	€39,458	€(18,203)

Non-taxable revenues for the years ended December 31, 2018, 2017 and 2016 related to non-taxable subsidies and tax credits.

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

Income  / loss (-) per share

	Year ended December 31,
	2018	2017	2016
Income/ loss (-) per share:
Net income/ loss (-) attributable to owners of the parent (Euro, in thousands)	€(29,259)	€(115,704)	€54,012
Number of shares (thousands)
Weighted average number of shares for the purpose of basic income / loss (-) per share	52,113	49,479	45,696
Basic income / loss (-) per share (Euros)	€(0.56)	€(2.34)	€1.18

Net income/ loss (-) attributable to owners of the parent (Euro, in thousands)	€(29,259)	€(115,704)	€54,012
Number of shares (thousands)
Weighted average number of shares for the purpose of diluted income / loss (-) per share	52,113	49,479	45,696
Number of dilutive potential ordinary shares	—	—	1,612
Diluted income / loss (-) per share (Euros)	€(0.56)	€(2.34)	€1.14

As our operations reported a net loss in 2018 and 2017, the outstanding warrants (specified in note 29) have an anti-dilutive effect rather than a dilutive effect. Consequently, basic and diluted loss per share were the same for 2018 and 2017.

Basic income per share of €1.18 and diluted income per share of €1.14 in 2016 are based on a net income for 2016 which was strongly influenced by the non-cash gain from the fair value re-measurement of the share subscription agreement with Gilead amounting to €57.5 million.

12. Intangible assets

	In process technology	Software & databases	Brands, licenses, patents & know-how	Total

Acquisition value
On January 1 , 2016	€5,561	7,318	1,512	14,392
Additions		317	15	332
Sales and disposals		(508)	(4)	(512)
Translation differences		58		58
On December 31, 2016	5,561	7,185	1,523	14,269
Additions	1,500	623	2	2,125
Sales and disposals		(100)		(100)
Translation differences		(212)		(212)
On December 31, 2017	7,061	7,496	1,525	16,082
Additions		1,561	1,763	3,325
Sales and disposals	(7,061)	(20)	(569)	(7,650)
Translation differences		74		74
On December 31, 2018	—	9,111	2,719	11,832

Amortization and impairment
On January 1 , 2016	5,561	5,777	1,501	12,841
Amortization		856	4	860
Sales and disposals		(509)	(5)	(514)
Translation differences		57		57
On December 31, 2016	5,561	6,182	1,501	13,246
Amortization		644	8	652
Sales and disposals		(99)		(99)
Translation differences		(212)		(212)
On December 31, 2017	5,561	6,514	1,509	13,587
Amortization	417	681	9	1,107
Impairment	1,083			1,083
Sales and disposals	(7,061)	(20)	(569)	(7,650)
Translation differences		74		74
On December 31, 2018	—	7,250	949	8,200

Carrying amount
On December 31, 2016	€—	€1,003	€22	€1,023
On December 31, 2017	€1,500	€982	€16	€2,495
On December 31, 2018	€—	€1,862	€1,771	€3,632

On December 31, 2018, our balance sheet did not hold any internally generated assets capitalized as intangible asset.

13. Property, plant and equipment

	Land & building improvements	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total
	(Euro, in thousands)
Acquisition value
On January 1 , 2016	€4,049	26,588	2,695	1,174	34,506
Additions	296	3,325	210	627	4,458
Sales and disposals		(1,315)	(105)		(1,420)
Reclassifications	67	1,064	167	(1,299)	(1)
Translation differences		70	6	4	81
On December 31, 2016	4,412	29,733	2,973	505	37,624
Additions	324	3,178	246	1,564	5,312
Sales and disposals		(844)	(17)		(861)
Reclassifications		881		(881)	—
Translation differences		112	7	1	120
On December 31, 2017	4,736	33,060	3,209	1,189	42,195
Additions	275	4,674	1,039	4,404	10,392
Sales and disposals		(486)	(826)		(1,311)
Reclassifications		753	13	(766)	—
Translation differences		29	16		46
On December 31, 2018	5,011	38,031	3,452	4,827	51,321

Depreciations and impairment
On January 1 , 2016	1,753	16,718	2,130	122	20,724
Depreciation	272	2,752	243	55	3,322
Sales and disposals		(1,315)	(100)		(1,415)
Reclassifications		67	(93)	26	—
Translation differences		29	5		34
On December 31, 2016	2,025	18,252	2,184	203	22,663
Amortization	316	3,027	234	55	3,633
Sales and disposals		(838)	(17)		(855)
Translation differences	1	53	7		61
On December 31, 2017	2,342	20,495	2,407	258	25,502
Amortization	344	3,377	236	17	3,974
Sales and disposals		(485)	(826)		(1,310)
Translation differences		16	2		18
On December 31, 2018	2,686	23,403	1,819	275	28,184

Carrying amount
On December 31, 2016	€2,387	€11,481	€789	€302	€14,961
On December 31, 2017	€2,394	€12,565	€802	€930	€16,692
On December 31, 2018	€2,325	€14,628	€1,632	€4,552	€23,137

There are no pledged items of property, plant and equipment. There are also no restrictions in use on any items of property, plant and equipment

14. Other non-current assets

Other non-current assets consisted of non-current restricted cash, financial assets held at fair value through profit or loss and other non-current assets.

	December 31,
	2018	2017	2016
	(Euro, in thousands)
Non-current restricted cash	€1,276	€1,158	€1,098
Financial assets held at fair value through profit or loss	6,000	1,754	2,351
Other non-current assets	643	549	529
Total other non-current assets	€7,919	€3,461	€3,978

Restricted cash on December 31, 2018 was composed of bank guarantees on real estate lease obligations in Belgium and in the Netherlands for €0.7 million and €0.6 million respectively.

Restricted cash on December 31, 2017 was composed of bank guarantees on real estate lease obligations in Belgium and in the Netherlands for €0.45 million and €0.7 million respectively.

Financial assets held at fair value through profit or loss consisted of equity instruments of  listed companies. Galapagos has no restrictions on the sale of these equity instruments and the assets are not pledged under any Galapagos’ liabilities. These instruments are designated as financial assets held at fair value through profit or loss which qualify for level 1 fair value measurement based upon the closing price of such securities on Euronext at each reporting date.

Fair value changes on financial assets with fair value through profit or loss are recognized directly in profit or loss.

The table below illustrates these financial assets held at fair value through profit or loss as at December 31,2018, 2017 and 2016.

	December 31,
	2018	2017	2016
	(Euro, in thousands)
Costs at January 1	€2,373	€2,750	€—
Acquisitions of the year	4,736	—	2,750
Disposals of the year	(2,291)	(377)	—
Costs at December 31,	4,818	2,373	2,750
Fair value adjustment at January 1	(619)	(399)	—
Cancellation of fair value adjustment following disposal	598	55	—
Fair value adjustment of the year	1,203	(275)	(399)
Fair value adjustment at December 31,	1,182	(619)	(399)
Net book value at December 31,	€6,000	€1,754	€2,351

15. Research and Development incentives receivables

The table below illustrates the R&D incentives receivables related captions in the balance sheet at December 31, 2018, 2017 and 2016:

	December 31,
	2018	2017	2016
	(Euro, in thousands)
Non-current R&D incentives receivables	€73,443	€64,001	€54,188
Current R&D incentives receivables	11,203	11,782	10,154
Total R&D incentives receivables	€84,646	€75,783	€64,342

The R&D incentives receivables are future expected refunds resulting from R&D incentives on research and development expenses in France and Belgium. Non-current R&D incentives receivables are reported at their net present value and are therefore discounted over the period until maturity date.

The table below provides detailed information on the maturity of the non-current R&D incentives receivables reported in our balance sheet at December 31, 2018.

Non-current R&D incentives receivables

	December 31, 2018 Maturity date
	2020	2021	2022	2023	2024-2028	Total
	(Euro, in thousands)
French non-current R&D incentives receivables - nominal value	€8,959	€9,674	€10,226			€28,859
French non-current R&D incentives receivables - discounted value	8,959	9,674	10,226			28,859
Belgian non-current R&D incentives receivables - nominal value	3,398	4,009	4,863	€6,663	€26,355	45,288
Belgian non-current R&D incentives receivables - discounted value	3,398	4,009	4,863	6,663	25,650	44,583
Total non-current R&D incentives receivables - nominal value	€12,358	€13,683	€15,089	€6,663	€26,355	€74,148
Total non-current R&D incentives receivables - discounted value	€12,358	€13,683	€15,089	€6,663	€25,650	€73,443

16. Trade and other receivables and other current assets

	December 31,
	2018	2017	2016
	(Euro, in thousands)
Trade receivables	€9,206	€22,133	€6,629
Prepayments	142	543	21
Other receivables	9,261	5,289	3,078
Trade and other receivables	18,609	27,966	9,728
Inventories	276	279	300
Current restricted cash	—	—	6,570
Accrued income	3,863	2,584	3,617
Deferred charges	4,104	3,825	3,621
Other current assets	8,244	6,688	14,109
Total trade and other receivables & other current assets	€26,852	€34,653	€23,836

The carrying amount of trade and other receivables approximates their fair value. Other current assets mainly included accrued income from subsidy projects and deferred charges.

On December 31, 2018, we did not have any provision for expected credit losses.

 Current restricted cash amounted to €6.6 million on December 31, 2016, and the escrow account containing part of the proceeds from the sale of the service division in 2014 was fully released in the course of 2017 after final agreement between Charles River and Galapagos. We refer to note 27 “Contingent assets and liabilities” for further explanations.

17. Cash and cash equivalents

	December 31,
	2018	2017	2016
	(Euro, in thousands)
Cash at banks	€358,016	€288,052	€357,630
Term deposits	733,537	713,446	515,632
Money market funds	199,243	149,711	99,977
Cash on hand	—	3	2
Total cash and cash equivalents	€1,290,796	€1,151,211	€973,241

Cash and cash equivalents comprise cash at banks, short term bank deposits and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. Our cash management strategy monitors and optimizes our liquidity position. Our cash management strategy may allow short term deposits with an original maturity exceeding 3 months while monitoring all liquidity aspects. Cash and cash equivalents comprised €733.5 million of term deposits which all  had an original maturity longer than 3 months. All cash and cash equivalents are available upon maximum one month notice period and without significant penalty. Cash at banks were mainly composed of savings accounts and current accounts. We maintain our bank deposits in highly rated financial institutions to reduce credit risk. Cash invested in highly liquid money market funds represented €199.2 million and was aimed at meeting short-term cash commitments, while reducing the counterparty risk of investment.

On December 31, 2018 our cash and cash equivalents included $320.5 million held in U.S.dollars, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S.dollar exchange rate as our functional currency is EUR.

18. Share capital

	2018	2017	2016
	(Euro, in thousands)
On January 1	€233,414	€223,928	€185,399
Share capital increase	19,090	25,323	38,798
Costs of capital increase	(15,964)	(15,837)	(269)
Share capital on December 31,	€236,540	€233,414	€223,928

Aggregate share capital	€294,600	€275,510	€250,187
Costs of capital increase (accumulated)	(58,060)	(42,096)	(26,259)
Share capital on December 31,	€236,540	€233,414	€223,928

Costs of capital increases are netted against the proceeds of capital increases, in accordance with IAS 32—Financial instruments: disclosure and presentation.

HISTORY OF SHARE CAPITAL

The history of the share capital of Galapagos NV between January 1, 2016 and December 31, 2018 is as follows:

Date	Share capital increase new shares (in thousands €)	Share capital increase warrants (in thousands €)	Number of shares issued (in thousands of shares)	Aggregate number of shares after transaction (in thousands of shares)	Aggregate share capital after transaction (in thousands €)
January 1, 2016				39,075	€211,390
January 19, 2016	€36,575		6,761
April 1, 2016		€668	132
May 19, 2016		762	141
September 19, 2016		326	60
November 28, 2016		467	86
December 31, 2016				46,256	250,187
April 6, 2017		1,337	247
April 21, 2017	23,331		4,313
June 20, 2017		281	52
September 21, 2017		152	28
November 23, 2017		222	41
December 31, 2017				50,937	275,510
March 20, 2018		1,613	298
June 20, 2018		556	103
September 17, 2018	16,021		2,961
October 3, 2018		733	135
November 23, 2018		167	31
December 31, 2018				54,466	€294,600

On December 31, 2018, Galapagos NV’s share capital amounted to €294,600 thousand, represented by 54,465,421 shares. All shares were issued, fully paid up and of the same class.

All of the share issuances listed above were for cash consideration.

The below table summarizes the capital increases for the years 2016, 2017 and 2018.

(Euro, in thousands, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price warrants	Closing share price on date of capital increase
					( in Euro/ warrant)	( in Euro/ share)
On January 1, 2016	39,076,342	€185,399	€357,402	€542,801

January 19, 2016 : share subscription from Gilead
Ordinary shares (fully paid)	6,760,701	36,575	355,546	392,121		48.26
Derecognition of financial asset from share subscription agreement			(65,850)	(65,850)
Capital increase expenses (fully paid)		(269)		(269)
Total share subscription by Gilead	6,760,701	36,306	289,696	326,002

April 1, 2016 : exercise of warrants	131,695	668	741	1,409	10.70	36.64

May 19, 2016 : exercise of warrants	140,770	762	715	1,476	10.49	45.41

September 19, 2016 : exercise of warrants	60,320	326	277	603	10.00	58.62

November 28, 2016 : exercise of warrants	86,250	467	305	772	8.94	55.73

On January 1, 2017	46,256,078	223,928	649,135	873,063

April 6, 2017 : exercise of warrants	247,070	1,337	2,697	4,034	16.33	84.60

April 21, 2017 : U.S. public offering
ADSs (fully paid)	4,312,500	23,331	340,593	363,924		81.34
Underwriter discounts and offering expenses (paid)		(15,790)		(15,790)
Offering expenses still to be paid at December 31, 2017		(47)		(47)
Total U.S. public offering	4,312,500	7,494	340,593	348,087

June 20, 2017 : exercise of warrants	52,030	281	350	632	12.14	70.66

September 21, 2017 : exercise of warrants	28,100	152	117	269	9.55	84.62

November 23, 2017 : exercise of warrants	41,000	222	132	354	8.63	77.53

On December 31, 2017	50,936,778	233,414	993,025	1,226,439

March 20, 2018 : exercise of warrants	298,184	1,613	2,311	3,924	13.16	83.72

June 20, 2018 : exercise of warrants	102,801	556	781	1,337	13.01	85.00

September 17, 2018 : U.S. public offering
ADSs (fully paid)	2,961,373	16,021	280,167	296,188
Underwriter discounts and offering expenses (paid)		(15,964)		(15,964)
Total U.S. public offering	2,961,373	57	280,167	280,224		99.68

October 3, 2018 : exercise of warrants	135,485	733	1,281	2,014	14.86	94.32

November 23, 2018 : exercise of warrants	30,800	167	215	382	12.40	88.90

On December 31, 2018	54,465,421	€236,540	€1,277,780	€1,514,320

Other information

	Ordinary shares	Total
Par value of shares (€)	5.41	5.41

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

The authorized capital as approved by the extraordinary shareholders’ meeting of April 25, 2017 amounted to €82,561.8 thousand. As of December 31, 2018, €22,703.7 thousand of the authorized capital was used, so that an amount of €59,858.1 thousand still remained available.

19. Other reserves

Actuarial and other gains or losses recognized through other comprehensive income

	2018	2017	2016
	(Euro, in thousands)
On January 1	€(1,260)	€(1,000)	€(18)
Change in accounting policy (modified retrospective application IFRS 9)	619
Restated other reserves at January 1, 2018	(641)
Loss on defined benefit obligation recognized through OCI	(94)	(40)	(583)
Reclassification of loss on financial asset available-for-sale to statement of operations ( after disposal)		55
Loss on financial asset available-for-sale recognized through OCI		(275)	(399)
Other reserves on December 31,	€(735)	€(1,260)	€(1,000)

Other reserves on December 31, 2018 consisted of a negative of €0.7 million, compared to a negative of €0.6 million in 2017 (2016: €0.6 million), which was related to the re-measurement of defined benefit obligations recognized through OCI in line with IAS19R Employee Benefits. Following the implementation of IFRS 9 Financial Instruments on January 1, 2018 the negative of €0.6 million (compared to a negative of €0.4 million in 2016) related to the fair value adjustment on the available-for-sale equity investment was transferred to equity (see note 14). There were no tax effects applicable to the amounts included in other reserves.

DERIVATIVE FINANCIAL INSTRUMENTS: CURRENCY DERIVATIVES

We do not actively use currency derivatives to hedge planned future cash flows. On the balance sheet date, total notional amount of outstanding forward foreign exchange contracts that we have committed were nil (2017: nil, 2016: nil).

On December 31, 2018 the fair value of our currency derivatives was nil (2017: nil, 2016: nil).

See note 32 for further information on how we manage financial risks.

20. Translation differences

	2018	2017	2016
	(Euro, in thousands)
On January 1	€(1,754)	€(1,090)	€(467)
Translation differences, arisen from translating foreign activities	197	(664)	(623)
Translation differences on December 31,	€(1,557)	€(1,754)	€(1,090)

21. Deferred tax

	December 31,
	2018	2017	2016
	(Euro, in thousands)
Recognized deferred tax assets and liabilities
Assets	€2,514	€1,978	€1,957
Liabilities	€—	€—	€—

Deferred tax assets unrecognized	€223,377	€164,079	€128,377

Deferred taxes in the consolidated statement of operations	€535	€20	€231
Tax benefit arising from previously unrecognized tax assets used to reduce deferred tax expense (+)	1,973	414	421
Deferred tax expenses relating to change in tax rates		(181)
Deferred tax expenses relating to use of previously recognized deferred tax assets	(1,438)	(213)	(190)

The investment deduction of €1 million (2017 and 2016: €1 million) could give rise to deferred tax assets. There is no limit in time for the investment deduction. The amount of notional interest deduction that has been accumulated in the past (2017 and 2016: €2.6 million) could not be carried forward to 2018. The notional interest deduction of the year itself can also not be carried forward.

The consolidated unused tax losses carried forward at December 31, 2018 amounted to €688.7 million (2017: €567 million; 2016: €385 million), €5.7 million were related to unrecognized tax losses with expiry date between 2019 and 2030.

The available statutory tax losses carried forward that can be offset against future statutory taxable profits amounted to €374.2 million on December 31, 2018. These statutory tax losses can be compensated with future statutory profits for an indefinite period except for an amount of €10.8 million in Switzerland, Croatia and the United States with expiry date between 2019 and 2030. On December 31, 2018, the available tax losses carried forward in Galapagos NV (Belgium) amounted to €305.6 million. In addition to the latter, Galapagos NV (Belgium) also benefits from the new Belgian innovation income deduction regime which led to report, on December 31, 2018, a supplementary carried forward tax deduction of €195.4 million that can also be offset against future statutory taxable results. It should be noted however that the Belgian corporate income tax reform introduced as of assessment year 2019 a de facto minimum taxable base, whereby the existing tax attributes have to be allocated into two so-called “baskets”: a first basket which contains the tax deductions that can be applied without any restrictions and a second basket which contains the tax deductions that are subject to restrictions. We refer to note 3 for more information.

We have a history of losses. Excluding the impact of possible upfront or milestone payments to be received from collaborations, we forecast to continue incurring taxable losses in the foreseeable future as we continue to invest in clinical and preclinical development programs and discovery platforms. Consequently, no deferred tax asset was set up as at December 31, 2018, except for one subsidiary operating on a cost plus basis and for our fee-for-service business for which deferred tax assets were recognized for €2.5 million (2017 and 2016: €2.0 million).

22. Trade and other liabilities

	December 31,
	2018	2017	2016
	(Euro, in thousands)
Trade and other liabilities	€68,038	€47,122	€31,209
Other current liabilities	—	—	60
Other non-current liabilities	1,578	1,662	2,532
Accrued charges	890	1,159	619
Total trade and other liabilities	€70,506	€49,942	€34,420

23. Deferred income

	December 31,
	2018	2017	2016
	(Euro, in thousands)
Deferred income related to contracts
Gilead collaboration agreement for filgotinib	€131,270	€187,449	€249,937
Gilead collaboration agreement for filgotinib (*)	14,528	26,532	35,376
AbbVie collaboration for CF	3,223
Servier collaboration agreement for osteoarthritis	—	5,362	—
Deferred income related to contracts in our fee-for-service segment	471	248	47
Other deferred income (grants)	309	301	252
Total deferred income ( long term & current)	€149,801	€219,892	€285,612

(*)deferred income of €39 million recognized upon signing of the share subscription agreement with Gilead as required under IAS 39—Financial Instruments: recognition and measurement.

The adoption of IFRS 15 on January 1, 2018, resulted in a timing difference of revenue recognition between IAS 18 and IFRS 15 which negatively impacted the accumulated losses and increased the amount of deferred income (contract liabilities) by an amount of €83.2 million, as shown in the table in note 5 ‘Total revenues and other income’ (column “Deferred income reclassified from equity following adoption of IFRS 15”).

The outstanding deferred income balance at December 31, 2018 is all short term and included €145.8 million related to the collaboration agreement with Gilead for filgotinib, €3.2 million deferred income related to the collaboration agreement with AbbVie for CF, €0.5 million related to our fee-for-service segment and €0.3 million deferred grant income.

The outstanding deferred income balance at December 31, 2017 included €214.0 million deferred income related to filgotinib (€93.5 million classified as non-current deferred income),  €5.4 million deferred income related to the license fee of Servier (€3.8 million classified as non-current deferred income), and €0.3 million deferred grant income. The outstanding deferred income balance at December 31, 2016 included €285.3 million deferred income related to filgotinib (€214.8 million classified as non-current deferred income) and €0.3 million deferred grant income.

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

24.  Operating Cash Flow

The following table details the adjustments related to the operating cash flow:

	December 31,
	2018	2017	2016
	(Euro, in thousands)
Adjustment for non-cash transactions
Depreciation and amortization	€5,081	€4,285	€4,182
Impairment loss	1,083	—	—
Share-based compensation expenses	26,757	16,536	11,034
Increase in retirement benefit obligations and provisions	99	23	251
Unrealised exchange gains /losses and non-cash other financial expenses	(10,063)	27,457	(5,462)
Fair value adjustment financial assets held at fair value through profit or loss	(1,203)	—	—
Fair value re-measurement of share subscription agreement	—	—	(57,479)
Total adjustment for non-cash transactions	€21,753	€48,301	€(47,473)

Adjustment for items to disclose separately under operating cash flow
Interest expense	€780	€936	€47
Interest income	(5,219)	(3,045)	(1,614)
Tax expense	50	198	235
Total adjustment for items to disclose separately under operating cash flow	€(4,389)	€(1,912)	€(1,332)

Adjustment for items to disclose under investing and financing cash flows
Gain on sale of financial assets held at fair value through profit or loss	€(668)	€—	—
Gain on sale of fixed assets	—	—	€(14)
Total adjustment for items to disclose separately under investing and financing cash flow	€(668)	€—	€(14)

Change in working capital other than deferred income
Decrease in inventories	€3	€22	€25
Increase in receivables	(76)	(27,656)	(12,978)
Increase in payables	19,996	14,772	2,102
Total change in working capital other than deferred income	€19,922	€(12,862)	€(10,851)

25. Operating lease obligations

We entered into lease agreements for office and laboratories which qualify as operating leases.

Minimum lease payments under operating leases recognized in the statement of operations for the year

	Year ended December 31,
	2018	2017	2016
	(Euro, in thousands)
Total minimum lease payments under operating leases	€5,340	€4,799	€4,302

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

 On December 31, 2018, we had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(Euro, in thousands)
Operating lease obligations	€27,704	€4,722	€10,024	€6,234	€6,724
Purchase commitments	199,492	106,516	52,632	40,344	—
Total contractual obligations & commitments	€227,197	€111,238	€62,656	€46,578	€6,724

On December 31, 2017, we had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(Euro, in thousands)
Operating lease obligations	€26,346	€4,150	€7,820	€6,010	€8,366
Purchase commitments	65,246	53,010	11,233	1,002	—
Total contractual obligations & commitments	€91,592	€57,160	€19,053	€7,012	€8,366

On December 31, 2016, we had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(Euro, in thousands)
Operating lease obligations	€27,263	€4,114	€6,494	€5,504	€11,151
Purchase commitments	27,579	27,084	495	—	—
Total contractual obligations & commitments	€54,842	€31,198	€6,989	€5,504	€11,151

In addition to the tables above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib. This is disclosed in the Corporate Governance chapter of this report, under “Agreements with major Galapagos NV shareholders”. The contractual cost sharing commitment amounted to €74.0 million at 31 December 2018 (€129.0 million at 31 December 2017, €199.0 million at 31 December 2016), for which we have direct purchase commitments of €20.3 million at 31 December 2018 (€10.1 million at 31 December 2017, €2.0 million at 31 December 2016) reflected in the tables above.

27. Contingent assets and liabilities

On March 13, 2014, we announced the signing of a definitive agreement to sell the service division operations to Charles River Laboratories International, Inc. or CRL for a total consideration of up to €134 million. CRL agreed to pay us an immediate cash consideration of €129 million. The potential earn-out of €5 million due upon achievement of a revenue target 12 months after transaction closing was not achieved. Approximately 5% of the total consideration, including price adjustments, was being held on an escrow account. Four claims have been introduced by CRL, which have all been settled for a total amount of €1.3 million. In the first half of 2017 the remaining balance of €6.6 million was released in full, as final agreement between the parties was reached.

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

In the course of 2008, a former director of one of our subsidiaries sued for wrongful termination and seeks damages of €1.5 million. We believe that the amount of damages claimed is unrealistically high. On January 29, 2016, the court made a 1st degree judgment, dismissing all claims in full. In appeal, the 2nd degree court instructed the 1st degree court to conduct a new trial. On December 14, 2018, the 1st degree court again dismissed all claims of the plaintiff. On January 14, 2019, the plaintiff lodged an appeal, which is currently pending. The timing of this appeal procedure can however not be predicted with any degree of certainty. Considering the defense elements provided to date, as well as the judgment of the 1st degree court of December 14, 2018, our board and management evaluated the risk to be possible, but not likely. Accordingly, it was decided not to record any provision as the exposure was not considered probable.

In December 2015, we entered into a license and collaboration agreement to co-develop filgotinib with Gilead in rheumatoid arthritis, Crohn’s disease, ulcerative colitis and other indications. We are responsible for funding 20% of the associated global development costs of the program.  We have retained certain mechanisms to give us cost protection as filgotinib advances in clinical development. We can defer our portion of the global co-development study costs if they exceed a predetermined level, which we expect to reach at the end of 2019, and this deferment would be credited against future milestones, royalties or profit sharing at our option. If there are no future amounts to be paid by Gilead, we will not be obligated to make any payments to Gilead for such deferment.

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

In view of the minimum returns guarantees, the Belgian defined contribution plans are classified as defined benefit plans as from end December 2015.

As at December 31, 2016, 2017 and 2018 net defined benefit obligation of respectively €386.6 thousand, €169.4 thousand and €332.4 thousand were recorded.

Actuarial gains and losses are recognized immediately in equity, with a charge or credit to other comprehensive income (OCI), in accordance with IAS 19R—Employee Benefits. They are not recycled subsequently. Actuarial losses  of €151.9 thousand were recognized through other comprehensive income (OCI) at the end of 2018 (2017: actuarial gains of €53.9 thousand, 2016: €389.9 thousand of actuarial losses).The contributions to those plans that were due by the employer for 2018, 2017 and 2016 amounted to respectively €993.0 thousand, €964.0 thousand and €528.0 thousand, of which €49.5 thousand was paid after December 31, 2018 (2017: €64.0 thousand; 2016: €42.5 thousand). No contributions were made by the employees.

The plan assets on December 31, 2018 consisted of €3,357.5 thousand (2017: €2,554.7 thousand, 2016: 1,788.7 thousand) individual insurance reserves, which benefit from a weighted average guaranteed interest rate of 2.65% (2017: 2.41%, 2016: 2.82%).

DEFINED BENEFIT PLANS IN FRANCE

We use two defined benefit plans for the employees of our French entity. The defined benefit plans are not supported by funds.

The chemical and pharmaceutical industry’s collective bargaining agreements require that the French entity pays a retirement allowance depending on the seniority of the employees at the moment they retire. The benefit obligations for these retirement allowances amounted to €2,110.1 thousand for 2018 (2017: €2,046.8 thousand; 2016: €1,808.5 thousand).  The increase in 2017 was mainly due to changed actuarial assumptions (decrease of discount rate from 1.44% to 1.30%).  The increase in 2018 was mainly due to an increased number of participants.

Additionally, there are also seniority premiums obligations in France. The provisions for these premiums amounted to €1,321.7 thousand on December 31, 2018 (2017: €1,365.7 thousand; 2016: €1,324.9 thousand).

Total obligation included in the balance sheet related to the defined benefit plans amounted to €3,431.8 thousand for the year ended December 31, 2018 (2017: €3,412.5 thousand; 2016: €3,133.4 thousand).

Actuarial gains and losses are recognized in equity, with a charge or credit to other comprehensive income (OCI), in accordance with IAS 19R—Employee Benefits. They are not recycled subsequently. Actuarial gains  of €58.5 thousand were recognized through other comprehensive income (OCI) at the end of 2018 (2017: €93.9 thousand of actuarial losses, 2016: €193.2 thousand of actuarial losses).

Total amounts due by the group to these pension plans in 2018 were €3.0 million in total (2017: €2.2 million, 2016: €1.7 million).

Obligations included in the balance sheet

	December 31,
	2018	2017	2016
	(Euro, in thousands)
Present value of funded defined benefit obligation	€3,690	€2,724	€2,175
Plan assets	(3,358)	(2,555)	(1,789)
Deficit/ surplus	332	169	387
Present value of unfunded defined benefit obligation	3,432	3,412	3,133
Liability included in the balance sheet	€3,764	€3,582	€3,520

The present value of the gross obligation developed as follows:

	2018	2017	2016
	(Euro, in thousands)
Opening balance	€6,136	€5,308	€3,757
Current service cost	1,156	863	649
Actual taxes on contributions paid	(99)	(87)	(48)
Interest cost	89	87	82
Benefits paid	(193)	(157)	(119)
Actuarial gains (-) or losses due to experience adjustments	483	(100)	500
Actuarial gains (-) or losses due to experience adjustments related to new financial assumptions	(420)	222	432
Actuarial gains (-) or losses due to experience adjustments related to new demographic assumptions	(30)	—	56
Closing balance	€7,122	€6,136	€5,308

The fair value of the plan assets developed as follows:

	2018	2017	2016
	(Euro, in thousands)
Opening balance	€(2,555)	€(1,788)	€(1,064)
Interest income on plan assets	(50)	(41)	(32)
Actual administration costs	4	3	2
Contributions from employer	(849)	(748)	(411)
Actual taxes on contributions paid	99	87	48
Plan assets gain during the period	(7)	(68)	(332)
Closing balance	€(3,358)	€(2,555)	€(1,788)

The fair value of the plan assets is the fair market value of the plan assets. The fair value of the plan assets was calculated as the reduced lump sums (received from the plan administrators) actualized with the assumptions set (discount rate and mortality tables). The total plan assets are equal to the fair value of the plan assets increased with the financing fund.

Amounts recognized in profit or loss for defined benefit plans are as follows:

	Year ended December 31,
	2018	2017	2016
	(Euro, in thousands)
Current service cost	€1,156	€863	€649
Interest cost	89	87	82
Interest income	(50)	(41)	(32)
Administration expenses	4	3	2
Revaluations of net liability / net asset	(69)	14	73
Total expense	€1,130	€926	€773

Obligation included in the balance sheet reconciles as follows:

	2018	2017	2016
	(Euro, in thousands)
Opening balance	€3,582	€3,520	€2,693
Real employer contributions	(849)	(748)	(411)
Total expense recognized in the statement of operations	1,130	926	773
Re-measurement on the net defined benefit liability	94	40	583
Benefits paid	(193)	(157)	(119)
Closing balance	€3,764	€3,582	€3,520

The main actuarial assumptions were:

	December 31,
	2018	2017	2016
	%
Weighted average discount rate	1.76%	1.48%	1.60%
Expected salary increase	2.50%	2.50%	2.50%
Inflation rate	1.90%	1.86%	1.75%

The discount rate was based on the Merrill Lynch yields for AA rated Eurozone corporate bonds (bonds with maturity dates which correspond with the commitments). In addition to the above table, we used mortality tables issued by Belgian and French national institutions for statistics applicable respectively for the Belgian and the French population.

Breakdown of defined benefit obligation by type of plan participants:

	December 31,
	2018	2017	2016
	(number of participants)
Active plan participants	402	324	267

Breakdown of defined benefit obligation by type of benefits:

	December 31,
	2018	2017	2016
	(Euro, in thousands)
Retirement and death benefits	€5,800	€4,770	€3,983
Other post-employment benefits	1,322	1,366	1,325

Major categories of plan assets: fair value plan of assets:

	December 31,
	2018	2017	2016
	(Euro, in thousands)
Equity	€134	€153	€89
Debt	3,123	2,402	1,698
Cash	101	—	—

Sensitivity analysis on weighted average discount rate: effect on gross obligation:

		December 31,
		2018
		Obligation (Euro, in thousands)
Discount rate	1.26%	€7,635
Discount rate	1.51%	7,371
Discount rate	1.76%	7,122
Discount rate	2.01%	6,886
Discount rate	2.26%	€6,661

		December 31,
		2017
		Obligation (Euro, in thousands)
Discount rate	0.98%	€6,663
Discount rate	1.23%	6,393
Discount rate	1.48%	6,136
Discount rate	1.73%	5,895
Discount rate	1.98%	€5,666

		December 31,
		2016
		Obligation (Euro, in thousands)
Discount rate	1.10%	€3,792
Discount rate	1.35%	3,661
Discount rate	1.60%	3,520
Discount rate	1.85%	3,419
Discount rate	2.10%	€3,312

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

The table below sets forth a summary of warrants outstanding and exercisable at December 31, 2018, per warrant plan:

				Outstanding					Outstanding	Exercisable
				per	Granted	Exercised	Forfeited	Expired	per	per
	Allocation	Expiry	Exercise	January 1,	during	during	during	during	December 31,	December 31,
Warrant plan	date	date	price (€)	2018	year	year	year	year	2018	2018
2005	7/4/2005	7/3/2018	6.91	30,000		(30,000)			—	—
2005	12/15/2005	12/14/2018	8.6	7,500		(7,500)			—	—
2006 BNL	6/28/2007	6/27/2020	8.65	735		(735)			—	—
2006 BNL	12/21/2007	12/20/2020	7.12	1,050					1,050	1,050
2007	6/28/2007	6/27/2020	8.65	48,909		(19,535)			29,374	29,374
2007 RMV	10/25/2007	10/24/2020	8.65	32,600		(8,050)			24,550	24,550
2008	6/26/2008	6/25/2021	5.6	77,100					77,100	77,100
2010	4/27/2010	4/26/2018	11.55	42,500		(42,500)			—	—
2011	5/23/2011	5/22/2019	9.95	52,500		(15,000)			37,500	37,500
2012	9/3/2012	9/2/2020	14.19	209,890		(99,850)			110,040	110,040
2013	5/16/2013	5/15/2021	19.38	260,560		(65,000)			195,560	195,560
2014	7/25/2014	7/24/2022	14.54	536,660		(189,100)			347,560	347,560
2014 (B)	10/14/2014	10/13/2022	11.93	150,000		(90,000)			60,000	60,000
2015	4/30/2015	4/29/2023	28.75	517,053			(2,000)		515,053
2015 (B)	12/22/2015	12/21/2023	49.00	399,000					399,000
2015 RMV	12/22/2015	12/21/2023	49.00	97,500					97,500
2016	6/1/2016	5/31/2024	46.10	514,250			(10,000)		504,250
2016 RMV	6/1/2016	5/31/2024	46.10	120,000					120,000
2016 (B)	1/20/2017	1/19/2025	62.50	150,000					150,000
2017	5/17/2017	5/16/2025	80.57	595,500					595,500
2017 RMV	5/17/2017	5/16/2025	80.57	127,500					127,500
2018	4/19/2018	4/18/2026	79.88		1,097,745				1,097,745
2018 RMV	4/19/2018	4/18/2026	79.88		137,500				137,500
Total				3,970,807	1,235,245	(567,270)	(12,000)	—	4,626,782	882,734

		Weighted
		average
		exercise
	Warrants	price (Euro)
Outstanding on January 1, 2016	2,805,692	€16.2
Exercisable on December 31, 2015	720,749

Granted during the period	1,130,750
Forfeited during the year	(48,500)
Exercised during the period	(419,035)
Expired during the year	(2,500)
Outstanding on December 31, 2016	3,466,407	€27.1
Exercisable on December 31, 2016	669,704

Granted during the period	873,000
Forfeited during the year	—
Exercised during the period	(368,200)
Expired during the year	(400)
Outstanding on December 31, 2017	3,970,807	€39.3
Exercisable on December 31, 2017	763,344

Granted during the period	1,235,245
Forfeited during the year	(12,000)
Exercised during the period	(567,270)
Expired during the year	—
Outstanding on December 31, 2018	4,626,782	€53.3
Exercisable on December 31, 2018	882,734

The table below sets forth the inputs into the valuation of the warrants.

	2018	2018 RMV	2017	2017 RMV	2016 (B)	2016	2016 RMV
	April 18	April 18	May 17	May 17	January 20	June 1	June 1
Exercise Price	€79.88	€79.88	€80.57	€80.57	€62.50	€46.10		€46.10
Share price at acceptance date	€84.88	€84.88	€68.67	€68.67	€75.18	€48.71		€47.63
Fair value on the acceptance date	€38.39	€38.39	€26.85	€26.80	€37.27	€21.95		€21.16
Estimated volatility (%)	39.44	39.44	40.06	40.08	40.33	40.69		40.69
Time to expiration (years)	8	8	8	8	8	8		8
Risk free rate (%)	0.51	0.51	0.33	0.29	0.51	—		—
Expected dividends	None	None	None	None	None	None		None

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

The warrants were accounted for in accordance with IFRS 2 Share Based Payments.

Our warrants expense in 2018 amounted to €26,757 thousand (2017: 16,536 thousand; 2016: €11,034 thousand).

The following table provides an overview of the outstanding warrants per category of warrant holders at December 31, 2018, 2017 and 2016.

Category

	December 31,
	2018	2017	2016
	(in number of warrants)
Non-executive directors	216,780	216,060	165,240
Executive team	2,139,374	2,039,374	1,676,874
Other	2,270,628	1,715,373	1,624,293
Total warrants outstanding	4,626,782	3,970,807	3,466,407

The outstanding warrants at the end of the accounting period have an average exercise price of €53.30 (2017: €39.32; 2016: €27.06) and a weighted average remaining expected life of 1,500 days (2017: 1,441 days; 2016: 1,482 days).

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

Remuneration of key management personnel

On December 31, 2018, our executive committee had five members: Mr. Onno van de Stolpe, Mr. Bart Filius, Dr. Piet Wigerinck, Dr. Andre Hoekema and Dr. Walid Abi-Saab. On December 31, 2018, our board of directors consisted of seven members: Mr. Onno van de Stolpe, Dr. Raj Parekh, Dr. Werner Cautreels, Mr. Howard Rowe, Ms. Katrine Bosley, Dr. Christine Mummery and Dr. Mary Kerr. Dr. Harrold van Barlingen’s mandate as director expired immediately after the annual shareholders’ meeting of April 24, 2018.

Only the CEO is a member of both the executive committee and the board of directors. Our CEO does not receive any special remuneration for his board membership, as this is part of his total remuneration package in his capacity as member of the executive committee.

The remuneration package of the members of key management personnel comprises:

	Year ended December 31,
	2018	2017	2016
Remuneration of key management personnel:
Euro, in thousands (except for the number of warrants)
Short-term benefits (1)
Executive committee members as a group	€4,702	€3,694	€3,124
Raj Parekh (2)	92	91	73
Harrold van Barlingen (3)	15	45	47
Howard Rowe	53	45	50
Werner Cautreels	48	55	56
Katrine Bosley	45	45	45
Christine Mummery	40	41	43
Mary Kerr (4)	46	41	18
Post-employment benefits (5)	305	248	228
Total benefits excluding warrants	€5,346	€4,305	€3,683
Number of warrants granted in the year
Executive committee members as a group	350,000	475,000	515,000
Raj Parekh (2)	15,000	15,000	30,000
Harrold van Barlingen (3)		7,500	15,000
Howard Rowe	7,500	7,500	15,000
Werner Cautreels	7,500	7,500	15,000
Katrine Bosley	7,500	7,500	15,000
Christine Mummery	7,500	7,500	15,000
Mary Kerr (4)	7,500	7,500	—
Total number of warrants granted in the year	402,500	535,000	620,000
Total cost of warrants granted in the year	€15,507	€15,699	€11,332

(1)      Includes for executive committee members: salaries, employer social security contributions, other short-term benefits; includes for board members: board fees, other short-term benefits.

(2)      During the first four months of 2016, Dr. Parekh did not receive remuneration for his director’s mandate, but was compensated through a consultancy agreement only (consultancy fee of €20 thousand in 2016).

(3)       Dr. Van Barlingen’s mandate ended on April 24, 2018.

 (4)    Dr. Kerr joined the board on July 26, 2016.

(5)      Only executive committee members are granted post-employment benefits.

SHORT-TERM EMPLOYEE BENEFITS AND BOARD FEES

The members of the executive committee provide their services to us on a full-time basis.

The five members of the executive committee (including the CEO) who were in function in the course of 2018 were paid an aggregate amount of €1,920.45 in remuneration and received an aggregate amount of €2,569.20 thousand in bonuses (2017: €1,638.71 thousand in remuneration and €1,908.81 thousand in bonuses for the five members of the executive committee (including the CEO) who were in function in the course of 2017; 2016: €1,291.84 thousand in remuneration and €1,747.21 thousand in bonuses for the four members of the executive committee (including the CEO) who were in function in the course of 2016). The higher amounts in 2018 can be explained by the fact that (a) Dr. Abi-Saab was in function during the entire year in 2018, whereas in 2017 he was in function for only 9 months, (b) the aggregate bonus amount for 2018 also includes the deferred part of an exceptional bonus granted upon the successful Nasdaq listing in 2015, and (c) Dr. Abi-Saab’s remuneration of 2018 includes a corrective payment relating to Swiss social security contributions. The aggregate bonus amount for 2018 was composed of three parts: (i) an aggregate bonus of €756.80 thousand, being 50% of the bonus for performance over 2018 (paid in January 2019), with the other 50% being deferred for 3 years, (ii) an aggregate amount of €817.83 thousand as deferred part of the bonus for the performance over

2015 (paid in January 2019), and (iii) an aggregate amount of €994.57 thousand as deferred part of the exceptional special bonus awarded in 2015 for the successful Nasdaq listing in 2015 (paid in January 2019). The aggregate bonus amount for 2017 was composed of two parts: (i) an aggregate bonus of €692.06 thousand, being 50% of the bonus for performance over 2017 (paid in early January 2018), with the other 50% being deferred for 3 years, and (ii) an aggregate amount of €1,216.75 thousand as deferred part of the bonus for performance over 2014 (paid in early January 2018). The aggregate bonus amount for 2016 was composed of two parts: (i) an aggregate bonus of €573.05 thousand, being 50% of the bonus for performance over 2016 (paid in early January 2017), with the other 50% being deferred for 3 years, and (ii) an aggregate amount of €1,174.17 thousand as deferred part of the bonus for performance over 2013 (paid in early January 2017).

Other components of the remuneration of the executive committee members included contributions to health insurance schemes, company cars, tax advisory services and certain fringe benefits of non-material value.

Pursuant to the decision of the annual shareholders’ meeting of April 24, 2018, Dr. Parekh received €90 thousand (€80 thousand as chair of the board, and €10 thousand as chair of the nomination and remuneration committee), Dr. Cautreels received €47.5 thousand (€40 thousand as non-executive director, €2.5 thousand as chair of the audit committee until April 23, 2018, €3.75 thousand as member of the audit committee as from April 23, 2018, and €1.25 thousand as member of the nomination and remuneration committee until March 20, 2018), Mr. Rowe received €52.5 thousand (€40 thousand as non-executive director, €1.25 thousand as member of the audit committee until April 23, 2018, €7.5 thousand as chair of the audit committee as from April 23, 2018, and €3.75 thousand as member of the nomination and remuneration committee as from March 20, 2018), Ms. Bosley received €45 thousand (€40 thousand as non-executive director, and €5 thousand as member of the nomination and remuneration committee), Dr. Kerr received €43.75 thousand (€40 thousand as non-executive director, and €3.75 thousand as member of the audit committee as from March 20, 2018), Dr. Mummery received €40 thousand as non-executive director, and Dr. Van Barlingen received €15 thousand (€13.3 thousand as non-executive director until April 24, 2018 and €1.7 thousand as member of the audit committee until March 20, 2018). Pursuant to the decision of the annual shareholders’ meeting of April 25, 2017, Dr. Parekh received €90 thousand (€80 thousand as chairman of the board, and €10 thousand as chairman of the nomination and remuneration committee), Dr. Cautreels received €55 thousand (€40 thousand as non-executive director, €10 thousand as chairman of the audit committee and €5 thousand as member of the nomination and remuneration committee), Ms. Bosley, Mr. Rowe and Dr. Van Barlingen each received €45 thousand (€40 thousand as non-executive director and €5 thousand as member of the nomination and remuneration committee or audit committee) and Dr. Mummery and Dr. Kerr each received €40 thousand as non-executive director. Pursuant to the decision of the annual shareholders’ meeting of April 26, 2016, Dr. Parekh received €70 thousand (or, taking into account €20 thousand received in consultancy fees for the first four months of 2016, an aggregate of €90 thousand: €80 thousand as chairman of the board, and €10 thousand as chairman of the nomination and remuneration committee), Dr. Cautreels received €55 thousand (€40 thousand as non-executive director, €10 thousand as chairman of the audit committee and €5 thousand as member of the nomination and remuneration committee), Ms. Bosley, Mr. Rowe and Dr. Van Barlingen each received €45 thousand (€40 thousand as non-executive director and €5 thousand as member of the nomination and remuneration committee or audit committee) and Dr. Mummery received €40 thousand as non-executive director. Dr. Kerr, being appointed as non-executive director as from July 26, 2016, received €17 thousand as remuneration for the performance of her mandate during the remainder of 2016 pursuant to the decision of the special shareholders’ meeting of July 26, 2016.

Dr. Parekh did not receive remuneration for his director’s mandate in the first four months of 2016, but was instead compensated only through a consultancy agreement until April 30, 2016.

Finally, in 2018, a total amount of €3.7 thousand was paid as other short-term benefit for the non-executive directors (2017: €2.7 thousand; 2016: €14.5 thousand). These benefits related to the payment of tax advisory services.

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

WARRANTS GRANTED IN 2018

In 2018, 30,000 warrants were granted to independent directors (2017: 37,500; 2016: 60,000) and 22,500 warrants were granted to the other non-executive directors (2017: 22,500; 2016: 45,000). The higher number of warrants granted in 2017 can be explained by the fact that there was one additional independent director in 2017.

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

31. Consolidated companies as of December 31, 2018

		Year ended December 31,
		2018		2017	2016
Name of the subsidiary	Country	% voting right Galapagos NV (directly or indirectly through subsidiaries)	Change in % voting right previous period (2018 vs 2017)	% voting right Galapagos NV (directly or indirectly through subsidiaries)	% voting right Galapagos NV (directly or indirectly through subsidiaries)

BioFocus DPI AG in liquidation	Switzerland	100%		100%	100%
Discovery Partners International GmbH	Germany	0%		0%	100%
Fidelta d.o.o.	Croatia	100%		100%	100%
Galapagos B.V.	The Netherlands	100%		100%	100%
Galapagos Biotech Ltd. (formerly Inpharmatica Ltd.)	United Kingdom	100%		100%	100%
Galapagos GmbH	Switzerland	100%		100%	0%
Galapagos NV	Belgium	Parent company		Parent company	Parent company
Galapagos Real Estate 1 BVBA	Belgium	100%	100%
Galapagos Real Estate 2 BVBA	Belgium	100%	100%
Galapagos SASU	France	100%		100%	100%
Galapagos, Inc. (formerly Biofocus, Inc.)	United States	100%		100%	100%
Xenometrix, Inc.	United States	100%		100%	100%

Discovery Partners International GmbH was voluntarily cancelled in 2017. In the fourth quarter of 2017 we incorporated a new legal entity in Basel, Switzerland: Galapagos GmbH. In the fourth quarter of 2018 we incorporated two new legal entities in Mechelen, Belgium: Galapagos Real Estate 1 BVBA and Galapagos Real Estate 2 BVBA.

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

Categories of financial assets and liabilities:

	December 31,
	2018	2017	2016
	(Euro, in thousands)
Financial assets held at fair value through profit or loss
Equity instruments	€6,000	€1,754	€2,351
Financial assets at amortised cost
Cash and cash equivalents	1,290,796	1,151,211	973,241
Restricted cash (current and non-current)	1,276	1,158	7,668
Trade and other receivables (excl prepayments)	18,467	27,422	9,707

R&D incentives receivables (current and non-current)	84,646	75,783	64,342
Total financial assets	€1,401,184	€1,257,328	€1,057,309

Financial liabilities at amortised cost
Trade & other liabilities	€68,038	€47,122	€31,269
Other non-current liabilities	1,502	1,597	2,469
Financial lease liabilities	—	9	63
Tax payable	1,175	865	1,022
Total financial liabilities	€70,715	€49,592	€34,823

Financial assets held at fair value through profit or loss

Financial assets held at fair value through profit or loss consisted of equity instruments of listed companies. Galapagos has no restrictions on the sale of these equity instruments and the assets are not pledged under any Galapagos’ liabilities. These instruments are classified as financial assets held at fair value adjustment through profit or loss which qualify for level 1 fair value measurement based upon the closing price of the PXT securities on Euronext at each reporting date.

The market price of those shares might face fluctuations and might be affected by a variety of factors, such as the global economic situation, the business development of competitors, sector mergers and acquisitions; it is difficult to mitigate this risk.

Liquidity risk

Our cash and cash equivalents amounted to €1,290.8 million on December 31, 2018. Cash used in operating activities amounted to €142.5 million for the year ended December 31, 2018. Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. Based upon our current expected level of operating expenditures and our existing cash and cash equivalents, we believe that we will be able to fund our operating expenses and capital expenditure requirements at least for the next two to three years. We have no credit lines. Such forecasting is based on realistic assumptions with regards to milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

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

We grant credit to our clients in the framework of our normal business activities. Usually, we require no pledge or other collateral to cover the amounts due. Management continuously evaluates the client portfolio for creditworthiness. All our receivables are considered collectable.

We applied the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all receivables. To measure the expected credit losses, receivables have been grouped based on credit risk characteristics and the days past due.  The provision for expected credit losses was not significant given that there have been no credit losses over the last three years and the high quality nature of our customers.

Aging balance of receivables that are due, but that are still considered collectable:

	December 31,
	2018	2017		2016
	(Euro, in thousands)
60 - 90 days	€236	€		€170
90 - 120 days	12		1
more than 120 days	—	€		€54

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

Effect of interest rate fluctuation

A  100 basis point increase in interest rates at balance sheet date would have increased profit and loss, and equity, by approximately €12.9 million (2017: €11.5 million; 2016: €10 million); a 100 basis point decrease in interest rates would have decreased profit and loss, and equity, by approximately €12.9 million (2017: €11.5 million; 2016: €10 million).

Foreign exchange risk

We are exposed to foreign exchange risk arising from various currency exposures. Our principal functional currency is euro, but we receive payments from our main collaboration partners AbbVie and Gilead in U.S. dollars and acquire some consumables and materials in U.S. dollars, Swiss Francs, GB Pounds and Croatian Kuna.

To limit this risk, we attempt to align incoming and outgoing cash flows in currencies other than EUR. In addition, contracts closed by our different entities are mainly in the functional currencies of that entity, except for the alliance agreements signed with AbbVie and Gilead for which payments are denominated in U.S. dollars.

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	Year ended December 31,
	2018	2017	2016
Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(27,200)	€(21,083)	€(16,863)
Increase in Euros - GB Pounds	100	122	130
Increase in Euros - CH Francs	208	203	165
Increase in Euros - HR Kunas	611	(185)	(95)
Increase in U.S. Dollars - GB Pounds	€(923)	€(831)	€(913)

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents held in U.S dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of cash at bank and in hand and cash equivalents, financial debt (which we do not have as of December 31, 2018), and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

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

33. Auditor’s remuneration

The statutory auditor’s fees for carrying out his mandate at group level amounted to €414.6 thousand in 2018 (2017: €310.0 thousand). The fees for audit-related services executed by the statutory auditor, in particular other assurance engagements primarily related to the performance of the audit or review of the company’s financial statements, amounted to €92.1 thousand in 2018 (2017: €90.8 thousand), of which €12.8 thousand related to legal assignments (2017: €13.0 thousand). Fees for persons related to the statutory auditor for carrying out an auditor’s mandate at group level amounted to €27.5 thousand in 2018 (2017: €40.0 thousand). Other fees related to non-audit fees, in particular IT consulting fees, amounted to €134.8 thousand for the year 2018 (2017: €40.5 thousand). The audit committee and the board of directors are of the opinion that these non-audit services do not affect the independence of the statutory auditor in the performance of his audit. The abovementioned additional fees were fully approved by the audit committee in accordance with article 133 §6 of the Belgian Companies Code.

34. Events after balance sheet date

On March 20, 2019, 149,370 warrants were exercised (with an average exercise price of €23.30 per warrant), of which 15,000 warrants were exercised by our CEO, 50,000 warrants by other members of our executive committee, and 11,280 warrants by other members of our board of directors. This resulted in a share capital increase (including issuance premium) of €3,480,747.50 and the issuance of 149,370 new ordinary shares. The closing price of our share on March 20, 2019, was €90.32.

EXHIBIT INDEX

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

1.1#	Articles of Association (English translation), as amended
2.1	Form of Deposit Agreement	Form F‑1/A	333‑203435	4.1	04/30/2015
2.2	Form of American Depositary Receipt	424(b)3	333-203584	A	10/15/2018
4.1	Lease dated June 30, 1999 between the registrant and Innotech N.V., as amended (English translation)	Form F‑1	333‑203435	10.1	04/15/2015
4.2†	Warrant Plans (English translation)	Form F‑1/A	333‑203435	10.3	05/11/2015
4.5†	Employment and Management Agreements between Onno van de Stolpe and the registrant and its affiliates (English translation)	Form F‑1	333‑203435	10.6	04/15/2015
4.6##	Sale & Purchase Agreement dated March 13, 2014 between the registrant and Charles River Laboratories Holding Limited, as amended	Form F‑1	333‑203435	10.7	04/15/2015
4.7†	Warrant Plan 2015 (B) (English translation)	Form S‑8	333‑208697	99.1	12/22/2015
4.8**	License and Collaboration Agreement dated December 16, 2015 by and between the registrant and Gilead Biopharmaceutics Ireland Unlimited Company	Form 6‑K	001‑37384	10.1	01/19/2016
4.10†	Warrant Plan 2016 (English translation)	Form S‑8	333‑211834	99.1	06/03/2016
4.11†	Warrant Plan 2016 (B) (English translation)	Form S‑8	333‑215783	99.1	01/27/2017
4.12†	Warrants Plans 2015 RMV and 2016 RMV (English translation)	Form 20-F	001-37384	4.12	03/23/2017
4.13	Lease Addendum dated April 28, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.13	03/23/2017
4.14†	Warrant Plan 2017 (English translation)	Form S-8	333-218160	99.1	05/22/2017
4.15†	Warrant Plan 2017 RMV (English translation)	Form 20-F	001-37384	4.15	03/23/2018
4.16	Lease Addendum dated December 12, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.16	03/23/2018
4.17	Lease Addendum dated July 3, 2017 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.17	03/23/2018
4.18#	Lease Addendum dated June 6, 2018 between the registrant and Intervest Offices & Warehouses NV (English translation)
4.19#	Lease Addendum dated June 20, 2018 between the registrant and Intervest Offices & Warehouses NV (English translation)
4.20†	Warrant Plan 2018 (English translation)	Form S-8	333-225263	99.1	05/29/2018
4.21†#	Warrant Plan 2018 RMV (English translation)
8.1#	List of subsidiaries of the registrant

Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1#	Consent of Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA
101.INS#	XBRL Instance Document
101.SCH#	XBRL Taxonomy Extension Schema Document
101. CAL#	XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF#	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB#	XBRL Taxonomy Extension Label Linkbase Document
101.PRE#	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: March 29, 2019