Form 20-F
period 2019-12-31
GALAPAGOS NV
filed 2020-03-27
CIK 1421876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Onno van de Stolpe

Chief Executive Officer

Galapagos NV

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

Tel: +32 15 342 900 Fax: +32 15 342 901

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, no par value per share	GLPG	The Nasdaq Stock Market LLC
Ordinary shares, no par value per share*		The Nasdaq Stock Market LLC*

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

Ordinary shares, no par value per share: 64,666,802 as of December 31, 2019

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

Item 2       Offer statistics and expected timetable

Not applicable.

Item 3       Key information

A.     Selected financial data

Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected statements of consolidated operations data, selected statements of consolidated financial position and selected statements of consolidated cash flows, each as of December 31, 2019, 2018 and 2017 from the audited consolidated financial statements, which are included herein. We derived the selected statements of consolidated operations data, selected statements of consolidated financial position and selected statements of consolidated cash flows, each as of 2016 and 2015 from our audited consolidated financial statements, which are not included herein.

This data should be read together with, and is qualified in its entirety by reference to, “Item 5—Operating and financial review and prospects” as well as our financial statements and notes thereto appearing elsewhere in this annual report. Our historical results are not necessarily indicative of the results to be expected in the future.

Consolidated statement of operations:

	Year ended December 31,
	2019	2018	2017	2016	2015
	(Euro, in thousands, except share and per share data)
Revenues	€844,985	€288,836	€127,087	€129,519	€39,563
Other income	50,905	29,009	28,830	22,093	21,017
Total revenues and other income	895,890	317,845	155,918	151,612	60,579

Research and development expenses	(427,320)	(322,875)	(218,502)	(139,573)	(129,714)
General and administrative expenses	(73,701)	(35,631)	(24,415)	(21,744)	(19,127)
Sales and marketing expenses	(24,577)	(4,146)	(2,803)	(1,785)	(1,182)
Total operating expenses	(525,597)	(362,652)	(245,720)	(163,103)	(150,023)

Operating income/loss (-)	370,292	(44,807)	(89,802)	(11,491)	(89,444)

Fair value re-measurement of share subscription agreement and warrants	(181,644)	—	—	57,479	(30,632)
Other financial income	21,482	18,335	4,877	9,950	1,987
Other financial expenses	(60,071)	(2,737)	(30,582)	(1,692)	(1,539)

Income/loss (-) before tax	150,060	(29,209)	(115,507)	54,246	(119,627)

Income taxes	(214)	(50)	(198)	(235)	1,218

Net income/loss (-)	€149,845	€(29,259)	€(115,704)	€54,012	€(118,410)
Net income/loss (-) attributable to:
Owners of the parent	149,845	(29,259)	(115,704)	54,012	(118,410)
Basic income/loss (-) per share	€2.60	€(0.56)	€(2.34)	€1.18	€(3.32)
Diluted income/loss (-) per share	€2.49	€(0.56)	€(2.34)	€1.14	€(3.32)
Weighted average number of shares - Basic (in '000 shares)	57,614	52,113	49,479	45,696	35,700
Weighted average number of shares - Diluted (in '000 shares)	60,113	52,113	49,479	47,308	35,700

Condensed consolidated statement of financial position:

	December 31,
	2019	2018	2017	2016	2015
	(Euro, in thousands)
Current financial investments	€3,919,216	€—	€—	€—	€—
Cash and cash equivalents	1,861,616	1,290,796	1,151,211	973,241	340,314
Total assets	6,068,609	1,439,496	1,286,274	1,083,338	442,514

Share capital	287,282	236,540	233,414	223,928	185,399
Share premium account	2,703,583	1,277,780	993,025	649,135	357,402
Total equity	2,875,658	1,214,249	1,011,983	758,701	364,999
Total non-current liabilities	2,621,158	5,342	102,592	220,846	5,103
Total current liabilities	571,793	219,905	171,699	103,791	72,412
Total liabilities	3,192,951	225,247	274,291	324,637	77,515
Total liabilities and equity	€6,068,609	€1,439,496	€1,286,274	€1,083,338	€442,514

Condensed consolidated statement of cash flows:

	2019	2018	2017	2016	2015
	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€1,290,796	€1,151,211	€973,241	€340,314	€187,712
Net cash flows generated/used (-) in operating activities	3,208,617	(142,466)	(147,030)	239,403	(114,590)
Net cash flows used in investing activities	(3,764,660)	(15,914)	(549)	(7,287)	(4,297)
Net cash flows generated in financing activities	1,335,751	287,876	353,357	395,996	271,370
Transfer to current financial investments	(198,922)	—	—	—	—
Effect of exchange rate differences on cash and cash equivalents	(9,966)	10,089	(27,808)	4,816	118
Cash and cash equivalents at end of the period	€1,861,616	€1,290,796	€1,151,211	€973,241	€340,314

	December 31,
	2019	2018	2017	2016	2015
	(Euro, in thousands)
Current financial investments	€3,919,216	€—	€—	€—	€—
Cash and cash equivalents	1,861,616	1,290,796	1,151,211	973,241	340,314
Current financial investments and cash and cash equivalents	€5,780,832	€1,290,796	€1,151,211	€973,241	€340,314

B.     Capitalization and indebtedness

Not applicable.

C.     Reasons for the offer and use of proceeds

Not applicable.

D.     Risk factors

Our business is subject to significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the U.S. Securities and Exchange Commission, or the SEC, including the following risk factors which we face, and which are faced by our industry. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks related to product development, regulatory approval and commercialization

We are heavily dependent on the success of our lead product candidate filgotinib, which is under regulatory review in the United States, Europe, and Japan. We are also dependent on the success of our other clinical-stage product candidates, such as our idiopathic pulmonary fibrosis candidates (GLPG1690 and GLPG1205), GLPG1972, GLPG3312, GLPG3970, GLPG3667, GLPG555 and GLPG2737. We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

Filgotinib is currently undergoing regulatory review in the United States, Europe and Japan in rheumatoid arthritis (RA). Filgotinib is in Phase 3 trials in Crohn’s disease, or CD, ulcerative colitis, or UC, psoriatic arthritis, or PsA, and in preparation for Phase 3 in ankylosing spondylitis, or AS, as well as in a number of Phase 2 Proof of Concept trials, all being conducted by our collaboration partner Gilead. Our business and future success is substantially dependent on our ability to develop, obtain regulatory approval for, and then successfully commercialize our product candidate filgotinib. Our business and future success also depend on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize our other clinical-stage product candidates GLPG1690, GLPG1205, GLPG1972, GLPG3312, GLPG3970, GLPG3667, GLPG555 and GLPG2737.

In March 2019, we and our collaboration partner Gilead reported favorable results from the global RA FINCH Phase 3 clinical trial for our lead product candidate, filgotinib, suggesting that filgotinib is a promising candidate for the treatment of RA and potentially other inflammatory diseases. In addition, the filgotinib Phase 3 programs in inflammation patients (i.e. RA, UC, CD, and PsA) also include dedicated male semen analysis trials, called MANTA and MANTA-RAy. We and our collaboration partner Gilead announced acceptance of a Marketing Authorization Application, or MAA, by the European Medicines Agency, or EMA in August 2019, submission of a New Drug Application, or NDA, to the Japanese Ministry of Health, Labor and Welfare, or MHLW, in October 2019, and acceptance of submission of an NDA with priority review by the United States Food & Drug Administration, or FDA, in December 2019.

In 2019, Gilead initiated the PENGUIN 1 and PENGUIN 2 Phase 3 trials with filgotinib in PsA; we expanded our clinical study program with GLPG1690 in systemic sclerosis, or SSc, with the initiated and completed recruitment of the NOVESA Phase 2a trial; we initiated Phase 1 trials with GLPG3312 and GLPG3970; we and our collaboration partner Servier completed recruitment of the ROCELLA Phase 2b trial with GLPG1972 in osteoarthritis, or OA. Also in 2019, we and our collaboration partners Morphosys and Novartis discontinued clinical development of MOR106, a human monoclonal antibody, in patients with atopic dermatitis.

Our product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, a commercial organization, substantial investment and significant marketing, sales and distribution efforts before any revenues can be generated from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, the EMA, or any other comparable regulatory authority such as the Japanese MHLW, and we may never receive such regulatory approval for any of our product candidates. We cannot assure you that our clinical trials for filgotinib, GLPG1690, GLPG1205, GLPG1972, GLPG3312, GLPG3970, GLPG3667, GLPG555 and GLPG2737 will be completed in a timely manner, or at all, or that we will be able to obtain approval from the FDA, the EMA, the MHLW, or any other comparable regulatory authority for any of these product candidates. We cannot be certain that we will advance any other product candidates into clinical trials. If any of filgotinib, GLPG1690, GLPG1205, GLPG1972, GLPG3312, GLPG3970, GLPG3667, GLPG555 or GLPG2737 or any future product candidate is not approved and commercialized, we will not be able to generate any product revenues for that product candidate. Moreover, any delay or setback in the development of any product candidate could adversely affect our business and cause the price of the American Depositary Shares, or ADSs, or our ordinary shares to fall.

Due to our limited resources and access to capital in the past, we have decided to prioritize development of certain product candidates and may have forgone the opportunity to capitalize on product candidates or indications that may ultimately have been more profitable or for which there was a greater likelihood of success.

Because we had limited resources in the past, we had to decide which product candidates to pursue and the amount of resources to allocate to each. Consequently, we are currently primarily focused on the development of filgotinib and scale-up of our commercial organization to prepare for the anticipated market launch of filgotinib in RA in the Benelux, France, Italy, and Spain, as well as on advancing our clinical-stage pipeline, including filgotinib, GLPG1690, GLPG1205, GLPG1972, GLPG3312, GLPG3970, GLPG3667, GLPG555 and GLPG2737. Our decisions concerning the allocation of research, collaboration, management, commercial and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products, we may forgo or delay pursuit of opportunities with other product candidates, or for other indications that may prove to have greater commercial potential. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

The regulatory approval processes of the FDA, the EMA, the MHLW, and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable which may affect the commercial viability of our products in development. And if we are unable ultimately to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, the EMA, the MHLW and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Filgotinib is currently under regulatory review in the United States (priority review), Europe and Japan for the treatment of RA, and we have not yet obtained regulatory approval for filgotinib or any other product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, the EMA, the MHLW or other comparable regulatory authorities may disagree with the design or implementation of our clinical trials;
•	we may be unable to demonstrate to the satisfaction of the FDA, the EMA, the MHLW or other comparable regulatory authorities that a product candidate is safe and effective for its proposed indication;
•	the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA, the MHLW or other comparable regulatory authorities for approval;
•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•

filgotinib and our other product candidates (except for GLPG1972 developed by us under our collaboration agreement with Servier) are developed to act against targets discovered by us, and because our product candidates are novel mode of action products, they can carry an additional risk regarding the desired level of efficacy and safety profile;

•	the FDA, the EMA, the MHLW or other comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA, supplemental NDA, biologics license application, or BLA, or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;

•

the FDA, the EMA, the MHLW or other comparable regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies or such processes or facilities may not pass a pre-approval inspection; and

the approval policies or regulations of the FDA, the EMA, the MHLW or other comparable regulatory authorities may change or differ from one another significantly in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our or our collaboration partners’ failure to obtain regulatory approval to market filgotinib, the CF compounds licensed to AbbVie, GLPG1690, GLPG1205, GLPG1972, GLPG3312, GLPG3970, GLPG3667, GLPG555 and GLPG2737 and/or other product candidates, which would harm our business, results of operations and prospects significantly. In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In certain jurisdictions, regulatory authorities may not approve the price we intend to charge for our products. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

We cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights or share in revenues from the exercise of such rights. If the markets for patient subsets that we are targeting (such as RA, CD, UC, PsA, AS, IPF, SSc, and OA) are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

In connection with our global clinical trials, local regulatory authorities may have differing perspectives on clinical protocols and safety parameters, which impacts the manner in which we conduct these global clinical trials and could negatively impact our chances for obtaining regulatory approvals or marketing authorization in these jurisdictions, or for obtaining the requested label or dosage for our product candidates, if regulatory approvals or marketing authorizations are obtained.

In connection with our global clinical trials, we are obliged to comply with the requirements of local regulatory authorities in each jurisdiction where we execute and locate a clinical trial. Local regulatory authorities can request specific changes to the clinical protocol or specific safety measures that differ from the positions taken in other jurisdictions. For example, in our DARWIN Phase 2 clinical trials for filgotinib in subjects with RA, we agreed with the FDA to exclude the 200 mg filgotinib daily dose for male subjects enrolled in the United States pending further data to demonstrate a wider exposure margin in patients versus the safe exposure in animal studies, while there is no such restriction by health authorities outside the United States. We cannot assure you that this view will not be adopted by other regulatory authorities in later stage trials or at the marketing authorization stage, now that filgotinib completed registrational Phase 3 trials. Even if filgotinib does receive regulatory approval or marketing authorization, the FDA or other regulatory authorities may approve different labels, including for whom the drug is indicated or require different warnings or precautions, or impose dosing restrictions that differ from the approved dosing regimen in other jurisdictions, and these differences could have a material adverse effect on our ability to commercialize our products in these jurisdictions.

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

If the FDA, EMA, the MHLW, or any other comparable regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements and continued compliance with current good manufacturing practices, or cGMPs, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;
•	fines, untitled or warning letters or holds on clinical trials;
•

refusal by the FDA, the EMA, the MHLW, or any other comparable regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product approvals or licenses;

•	product seizure or detention, or refusal to permit the import or export of products; and
•	injunctions or the imposition of civil or criminal penalties.

The policies of the FDA, the EMA, the MHLW, and other comparable regulatory authorities may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

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

Filgotinib, if approved, may have a labeling statement warning for male patients. In both rat and dog toxicology studies, filgotinib induced adverse effects on the male reproductive system. Adjacent to the filgotinib Phase 3 programs, we and Gilead are conducting dedicated male semen analysis studies in CD and UC patients (MANTA) and in RA, PsA, and AS patients (MANTA-RAy).

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

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results or approved label for clinical use. Clinical failure can occur at any stage of clinical development.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and preclinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical studies may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of preclinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our product candidates, as well as studies and trials of other products with similar mechanisms of action to our product candidates, may not be predictive of the results of ongoing or future clinical trials. For example, the positive results generated to date in preclinical studies and Phase 1, Phase 2 and Phase 3 clinical trials for filgotinib in RA and in the Phase 2 clinical trials for CD, PsA, and AS, do not ensure that later clinical trials will continue to demonstrate similar results or observations, including the Phase 3 studies in UC, CD, and PsA currently ongoing, and potential other inflammatory diseases. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will as well. Based upon negative or inconclusive results, we or our collaboration partners may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

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

We could encounter delays if a clinical trial is suspended or terminated by us, our collaboration partners, by the IRBs or ethics committees of the institutions in which such trials are being conducted, or by the FDA, the EMA, MHLW, or other comparable regulatory authorities, or recommended for suspension or termination by the Data Monitoring Committee, or the DMC, for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA, MHLW, or other comparable regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, including those seen in the class to which our product candidates belong, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. For example, it is possible that safety issues or adverse side effects could be observed in trials for filgotinib in CD, UC, PsA and AS and other current and potential indications in which we investigate it; for GLPG1690 in IPF and SSc and for GLPG1205 in IPF; for GLPG1972 in OA; for GLPG3312, GLPG3970, GLPG3667 or GLPG555 in inflammation; for GLPG2737 in kidney disease, which could result in a delay, suspension or termination of the ongoing trials of filgotinib (in one or more indications), GLPG1690, GLPG1205, GLPG1972, GLPG3312, GLPG3970, GLPG3667, GLPG555 or GLPG2737. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If filgotinib, GLPG1690, GLPG1205, GLPG1972, GLPG3312, GLPG3970, GLPG3667, GLPG555, GLPG2737 or any other product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be materially harmed. For example, if the results of ongoing or future trials for filgotinib do not achieve the primary efficacy endpoints or demonstrate unexpected safety findings, the prospects for approval of filgotinib, as well as the price of the ADSs or our ordinary shares and our ability to create shareholder value could be materially and adversely affected.

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

We initiated our first clinical study in 2009, and for 12 of our compounds with novel modes of action, Phase 2 studies were initiated. Phase 3 studies in RA, UC, CD, and PsA were initiated by our collaboration partner Gilead for filgotinib and we initiated the ISABELA Phase 3 trials with GLPG1690 in IPF.

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

We have limited experience as a commercial company and the marketing and sale of filgotinib and any future products, if approved, may be unsuccessful or less successful than anticipated. Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, healthcare payers, patients and the medical community.

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

If our product candidates are approved but fail to achieve an adequate level of acceptance by physicians, healthcare payers, patients and the medical community, we will not be able to generate significant revenues, and we may not become profitable.

If we lose orphan product designation for GLPG1690, or obtain such status for other or for future product candidates for which we seek this status, or if our competitors are able to obtain orphan product exclusivity before we do, we may not be able to obtain approval for our competing products for a significant period of time.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity. This exclusivity precludes the EMA or the FDA, as applicable, from approving another marketing application for the same or, in the EU, a similar drug for the same indication for that time period, unless, among other things, the later product is clinically superior. The applicable period is seven years in the United States and ten years in the European Union following marketing approval. The EU exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation, for example, if the drug is sufficiently profitable so that market exclusivity is no longer justified.

Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective, or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition or if the incidence and prevalence of patients who are eligible to receive the drug in these markets materially increase. Although we have obtained orphan designation for GLPG1690 for IPF in the European Union in September 2016 and the United States in June 2017, and for SSc in the European Union and the United States in January 2020, even after an orphan drug is approved, a similar drug can subsequently be approved for the same condition if the competent regulatory agency concludes that the later drug is safer, more effective or otherwise clinically superior.

If we lose orphan drug exclusivity or if our competitors obtain orphan drug exclusivity for other rare diseases or conditions we are targeting before we do, we may be precluded from obtaining marketing authorization or we may lose out on the potential benefits of market exclusivity.

We may also seek orphan drug designation for other product candidates,  but we may not obtain such designation.

We have limited sales and distribution experience and are currently building a marketing and sales organization. We expect to continue to invest significant financial and management resources to continue to build these capabilities and to establish a European commercial infrastructure. To the extent any of our product candidates for which we maintain commercial rights is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to market and sell any product candidates effectively, or generate product revenues.

We currently are building a marketing and sales organization for the marketing, sales and distribution of pharmaceutical products. In order to commercialize independently any product candidates that receive marketing approval and for which we maintain commercial rights, we would have to build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. In the event of successful development of filgotinib, GLPG1690, GLPG1205, GLPG1972, GLPG3312, GLPG3970, GLPG3667, GLPG555, GLPG2737 or any other product candidates for which we maintain commercial rights, we may elect to build a targeted specialty sales force which will be expensive and time consuming. Any failure or delay in the development of our internal market access, sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to any proprietary product candidates we may have in the future, we may choose to partner with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. In the instance of filgotinib, under our collaboration agreement with Gilead, we will commercialize filgotinib, if approved, in Belgium, The Netherlands, Luxembourg, France, Germany, Italy, Spain and

The United Kingdom and retain the 50/50 profit split in these countries. If we are unable to continue to develop and scale our own sales, marketing and distribution capabilities for filgotinib and any future products which we choose to self-commercialize, we will not be able to successfully commercialize such products without reliance on third parties. And if we are unable to enter into collaborations with third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such partner does not devote sufficient resources to the commercialization of our product or otherwise fails in commercialization efforts, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future revenue will be materially and adversely impacted.

Coverage and reimbursement decisions by third-party payers may have an adverse effect on pricing and market acceptance.

There is significant uncertainty related to the third-party coverage and reimbursement of newly approved drugs. To the extent that we retain commercial rights following clinical development, we would seek approval to market our product candidates in the United States, the European Union and other selected jurisdictions. Market acceptance and sales of our product candidates, if approved, in both domestic and international markets will depend significantly on the availability of adequate coverage and reimbursement from third-party payers for any of our product candidates and may be affected by existing and future healthcare reform measures. Third-party payers, such as government authorities, private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that coverage and adequate reimbursement will be available for any of our product candidates, if approved. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, any of our product candidates, if approved. If reimbursement is not available or is available on a limited basis for any of our product candidates, if approved, we may not be able to commercialize successfully any such product candidate. Reimbursement by a third-party payer may depend upon a number of factors, including, without limitation, the third-party payer’s determination that use of a product is:

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
•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts (increased to 70% as of January 1, 2019 pursuant to the Bipartisan Budget Act of 2018) on negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of the manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•

expansion of the eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
•

requirements under the federal Open Payments program and its implementing regulations for the disclosure by certain drug, biologic product, device and medical supply manufacturers of payments made to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals and of ownership or investment interests held by physicians and their immediate family members in these manufacturers; effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

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

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the Fifth Circuit Court and the United States Supreme Court; the Trump Administration has issued various Executive Orders which eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices; and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the ACA. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what affect further changes to the ACA would have on our business.

We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our drug discovery and development efforts may target diseases and conditions that are already addressed by existing therapies or by candidate medicines that are being developed by our competitors, many of which have substantially greater resources, larger research and development staffs and facilities, more experience in completing preclinical testing and clinical trials, and formulation, marketing and manufacturing capabilities than we do. As a result of these resources, our competitors may develop drug products that render our products obsolete or noncompetitive by developing more effective drugs or by developing their products more efficiently. Our ability to develop competitive products would be limited if our competitors succeeded in obtaining regulatory approvals for product candidates more rapidly than we were able to or in obtaining patent protection or other intellectual property rights that limited our drug development efforts. Any drug products resulting from our research and development efforts, or from our joint efforts with collaboration partners or licensees, might not be able to compete successfully with our competitors’ existing and future products, or obtain regulatory approval in the United States, European Union or elsewhere. Further, we may be subject to additional competition from alternative forms of treatment, including generic or over-the-counter drugs.

In the field of RA, therapeutic approaches have traditionally relied on disease-modifying anti-rheumatic drugs, or DMARDS, such as MTX and sulphasalazine as first-line therapy. These oral drugs work primarily to suppress the immune system and, while effective in this regard, the suppression of the immune system leads to an increased risk of infections and other side effects. Accordingly, in addition to DMARDS, monoclonal antibodies targeting tumor necrosis factor alpha, or TNF, like AbbVie’s Humira®, or IL‑6R like Roche’s (Ro)Actemra®, have been developed. These biologics, which must be delivered via injection, are currently the standard of care as first- and second-line therapies for RA patients who have an inadequate response to DMARDS. Xeljanz® (tofacitinib citrate), marketed by Pfizer, was approved in November 2012 by the FDA and in March 2017 by the EMA as an oral treatment for the treatment of adult patients with RA who have had an inadequate response to, or who are intolerant of, MTX. Xeljanz® is the first Janus kinase, or JAK, inhibitor for RA approved for commercial sale in the United States. Olumiant® (baricitinib), a once-daily JAK1/2 inhibitor marketed by Lilly was approved by the EMA in 2017 and by the FDA in 2018. We are aware of other JAK inhibitors in development for patients with RA, including, a JAK3/2/1 inhibitor, called ASP015k, which is being developed by Astellas in Japan, and a JAK1 inhibitor, called upadacitinib, which is approved by the FDA and EMA for use in RA has been submitted by AbbVie for approval in RA in other territories. Our collaboration partner Gilead completed and reported results of the FINCH 1, 2, and 3, global, 52 week Phase 3 trials for filgotinib, in 2018 and 2019; Gilead subsequently filed for approval of filgotinib in RA in the U.S., Europe, and Japan in 2019. We expect that filgotinib, which we are developing to treat patients with moderate to severe RA who have an inadequate response to MTX, will compete with all of these therapies. If generic or biosimilar versions of these therapies are approved, we would expect to also compete against those.

In the field of IBD, first line therapies are oral (or local) treatments with several low-cost generic compounds like mesalamine, more effective in UC and azathioprine, more effective in CD. Steroids like budesonide are used in both UC and CD. Companies like Santarus have developed controlled-release oral formulation with the aim to have local intestinal delivery of budesonide, thereby limiting systemic side effects. For more advanced therapy, monoclonal antibodies with various targets such as TNF and more recently, integrins by vedolizumab (Entyvio®), marketed by Takeda, and ustekinumab (Stelera®), a monoclonal antibody against IL-12 and IL-23, marketed by Johnson & Johnson, are approved. We are also aware of other biologics in clinical development for these indications, such as: ozanimod, which is being developed by Celgene/BMS and has shown efficacy in Phase 2 trials in UC and CD. There are also several novel oral treatments being explored in Phase 2 and Phase 3 trials. Pfizer’s Xeljanz® was approved by the FDA for use in UC in 2018. The large number of treatments for UC, and somewhat fewer for CD, presents a substantial level of competition for any new treatment entering the IBD market. Gilead, under our collaboration agreement, initiated a Phase 3 trial for filgotinib for CD in November 2016 and completed recruitment for the SELECTION Phase 3 trial for filgotinib in UC in 2019. We expect that filgotinib, which we are developing to treat patients with moderately to severely active CD and UC, will compete with all of these therapies. If generic or biosimilar versions of these therapies are approved, we would expect to also compete against these versions of the therapies.

In the field of PsA, there are a number of treatment options available such as non-steroidal anti-inflammatory drugs, disease-modifying anti-rheumatic drugs, immunosuppressants and biologic agents. We expect that filgotinib will compete against all of these therapies, although few current treatments effectively relieve the inflammation of the tendons or ligaments, and symptoms in the joints and skin. In the field of AS, there is no known cure available but there are medications available to reduce symptoms and manage pain. Recent studies show that newer biologic medications can potentially slow disease progression in some patients; however, patients respond to different medications with varying levels of effectiveness, and it therefore takes time to find the most effective course of treatment for each patient.

In the field of IPF there are two approved disease-modifying drugs: pirfenidone (Esbriet®), marketed by Roche, and nintedanib (Ofev®), marketed by Boehringer Ingelheim. These drugs prolong life for IPF patients by months, leaving an unmet medical need for those developing disease-modifying drugs in this field. Fibrogen has pamrevlumab and Liminal Biosciences has PBI-4050 in Phase 3 development in IPF, and several Phase 2 trials are underway with various mechanisms of action. In the field of SSc, other companies with trials running in SSc include Corbus Pharmaceuticals, currently in Phase 3. In March 2019, Boehringer-Ingelheim announced that it filed for regulatory approval with the FDA and EMA for the use of nintedanib in patients with systemic sclerosis associated interstitial lung disease (SSc-ILD)  following positive results from the pivotal Phase 3 SENSCIS trial. According to the company, approximately 25% of SSc patients develop significant pulmonary involvement within three years of diagnosis.

In the field of OA, there are currently no disease-modifying drugs approved. Current treatment involves weight loss, physical therapy, and pain management. Medivir announced in September 2017 that a trial in patients with knee OA with MIV-711, a cathepsin K inhibitor, demonstrated structural benefit.  Merck KGaA has observed positive results in Phase 2 with sprifermin, an intra-articular recombinant human fibroblast growth factor 18 compound. Samumed is conducting a Phase 3 program with Lorecivivint, an intra-articular approach aimed at the wnt pathway in OA joints. Sanofi acquired Lixisenatide, a nanobody aimed at ADAMTS-5, but its status is unknown at the time of publication.

In the field of AS, there are six therapies approved by the FDA and the EC: etanercept (Enbrel), infliximab (Remicade), adalimumab (Humira), golimumab (Simponi), certolizumab (Cimzia), and secukinumab (Cosentyx), with a seventh approved by the FDA, ixekizumab (Taltz). Despite the availability of these treatments, a significant number of AS patients do not achieve low disease activity today. We expect that filgotinib will compete with all of these therapies, or against biosimilar versions of these therapies.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA, the MHLW, or other comparable regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of certain side effects. In such an event, our trials could be suspended or terminated and the FDA, the EMA, the MHLW, or comparable regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

Our future clinical trials or those of any of our collaborators may reveal significant adverse events not seen in our preclinical studies or earlier clinical trials and result in a safety profile that could inhibit regulatory approval or market acceptance of any of our product candidates.

If significant adverse events or other side effects are observed in any of our clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our trials, we may be required to pause, delay, or abandon the trials or our development efforts of one or more product candidates altogether, we may be required to have more restrictive labeling, or we may experience the delay or denial of regulatory approval by the FDA, EMA or other applicable regulatory authorities. We, the FDA, EMA or other applicable regulatory authorities, or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects or patients in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause adverse events or other side effects that prevented their further development. Even if any such adverse events or other side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies.

Risks related to our financial position and need for additional capital

We are a clinical-stage company with no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.

We are a clinical-stage biotechnology company and we have not yet generated any product income. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been limited to developing our technology and undertaking preclinical studies and clinical trials of our product candidates, including filgotinib, GLPG1690, GLPG1205, GLPG1972, GLPG3312, GLPG3970, GLPG3667, GLPG555 and GLPG2737. We may not have the ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

With the exception of the year ended December 31, 2019, we have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales.

With the exception of the year ended December 31, 2019, we have incurred significant operating losses since our inception in 1999. We reported net losses of €115.7 million for the year ended December 31, 2017, net losses of €29.3 million for the year ended December 31, 2018, and net income of €149.8 million for the year ended December 31, 2019. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital. We expect to continue incurring significant research, development, and other expenses related to our ongoing operations, and to continue incurring operating losses for the foreseeable future. We also expect these losses to increase, due to higher costs of later stage development, as we continue our development of, and to seek regulatory approvals for, our product candidates.

We cannot be sure that we will generate revenues from sales of products for the foreseeable future, if ever. We currently do not take into account any potential revenues related to the sale of filgotinib since regulatory approval is not yet obtained. If any of our product candidates fail in clinical trials or do not gain regulatory approval, or if any of our product candidates, if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

If one or more of our product candidates is approved for commercial sale and we retain commercial rights, we anticipate incurring significant costs associated with commercializing any such approved product candidate. Therefore, even if we are able to generate revenues from the sale of any approved product, we may not become profitable.

We may require substantial additional funding, which may not be available to us on acceptable terms, or at all.

Our operations have consumed substantial amounts of cash since inception. We are currently conducting clinical trials for filgotinib, GLPG1690, GLPG1205, GLPG1972, GLPG3312, GLPG3970, GLPG3667, GLPG555 and GLPG2737. Developing pharmaceutical product candidates, including conducting clinical trials, is expensive. We will require substantial additional future capital in order to complete clinical development and, if we are successful, to commercialize any of our current product candidates. If the FDA, or any other comparable regulatory agency, such as the EMA, requires that we perform studies or trials in addition to those that we currently anticipate with respect to the development of our product candidates, or repeat studies or trials, our expenses would further increase beyond what we currently expect, and any delay resulting from such further or repeat studies or trials could also result in the need for additional financing and other resources.

Our existing current financial investments and cash and cash equivalents may not be sufficient for us to complete advanced clinical development of our product candidates or, if applicable, to commercialize product candidates that would be approved.  Accordingly, we may continue to require substantial additional capital to continue our clinical development activities and potentially engage in commercialization activities. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our product candidates. The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

•	the progress, costs, results of and timing of our ongoing and planned clinical trials;
•	our ability to reach milestones under our existing collaboration arrangements and enter into additional collaborative agreements for the development and commercialization of our product candidates;
•

the willingness of the FDA, EMA, the MHLW, and other comparable regulatory authorities to accept our clinical trials and preclinical studies and other work as the basis for review and approval of product candidates;

•	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA, the MHLW, and other comparable regulatory authorities;
•	whether our collaboration partners continue to collaborate with us on the development and commercialization of our product candidates;
•	the number of product candidates and indications that we pursue, whether developed from our novel, proprietary target discovery platform, otherwise developed internally or in-licensed;
•	the timing and costs associated with manufacturing our product candidates for clinical trials and other studies and, if approved, for commercial sale;
•	our need to expand our development activities and, potentially, our research activities;
•	the timing and costs associated with establishing sales and marketing capabilities;
•	market acceptance of any approved product candidates;
•	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;
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

Some of these factors are outside of our control. Based upon our current expected level of operating expenditures and our existing current financial investments and cash and cash equivalents, we believe that we will be able to fund our operating expenses and capital expenditure requirements for the coming years. This period could be shortened, but not below a period of 12 months, if there are any significant increases beyond our expectations in spending on development programs or more rapid progress of development programs than anticipated. Accordingly, we expect that we could need to raise additional funds in the future. Additional funding may not be available to us on acceptable terms, or at all. If we are unable to obtain funding from equity offerings or debt financings, including on a timely basis, we may be required to:

•

seek additional collaboration partners for one or more of any future proprietary product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available;

•	relinquish or license on unfavorable terms our rights to technologies or any future proprietary product candidates that we otherwise would seek to develop or commercialize ourselves; or
•	significantly curtail one or more of our research or development programs or cease operations altogether.

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

Risks related to our reliance on third parties

We are heavily dependent upon our collaboration arrangements with Gilead and certain other third parties for the development and commercialization of our products and there can be no assurance that these arrangements will deliver the benefits we expect.

In July 2019, we entered into a 10-year global research and development collaboration with Gilead. In connection with our entry into the option, license and collaboration agreement, we received an upfront payment of $3.95 billion and a €960 million ($1.1 billion) equity investment from Gilead. Under the option, license and collaboration agreement, we will fund and lead all discovery and development autonomously until the end of the relevant Phase 2 clinical study. After the completion of a qualifying Phase 2 clinical study (or in certain circumstances, the first Phase 3 clinical study), Gilead will have the option to acquire an exclusive commercial license to that program in all countries outside of Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. In addition, we are heavily dependent on Gilead for its further development of our product candidate filgotinib. In connection with entering into the option, license and collaboration agreement in July 2019, we amended certain terms of our existing agreement with Gilead governing filgotinib. These arrangements are fundamental to the achievement of our strategy and there can be no assurance that they will deliver the benefits we expect. Gilead may not devote sufficient resources or give sufficient priority to the programs in respect of which it acquires a commercial license pursuant to the option, license and collaboration agreement or to the filgotinib program. Furthermore, Gilead may not be successful in the further development and commercialization of filgotinib or other programs for which it acquires a commercial license, even when they do devote resources and prioritize their efforts for such programs.

In addition, the terms of the collaboration with Gilead and any collaboration or other arrangement that we may establish may not ultimately prove to be favorable to us or may not be perceived as favorable, which may negatively impact the trading price of the ADSs or our ordinary shares. In addition, pursuant to the collaboration with Gilead, we are entitled to certain option payments and tiered royalties and milestones on certain products. There can be no assurance that such payments will be sufficient to cover the cost of development of the relevant product candidates.

We are subject to a number of additional risks associated with our dependence on our collaborations with third parties, the occurrence of which could cause our collaboration arrangements to fail. In particular, the collaboration we entered into in July 2019 is managed by a set of joint committees comprised of equal numbers of representatives from each of us and Gilead. Conflicts may arise between us and Gilead, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration, and there can be no assurance that the joint committees will be able to resolve any such conflicts. If any such conflicts arise, Gilead could act in a manner adverse to our best interests. Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of product candidates subject to the collaboration arrangements, and in turn prevent us from generating sufficient revenues to achieve or maintain profitability:

•	reductions or delays in the payment of milestone payments, royalties or other payments we believe are due;
•	actions taken by Gilead inside or outside our collaboration which could negatively impact our rights or benefits under our collaboration including termination of the collaboration for convenience; or
•

unwillingness on the part of Gilead to keep us informed regarding the progress of its development and commercialization activities or regulatory approval or to permit public disclosure of the results of those activities.

In addition to our collaboration with Gilead, we have a collaboration with Servier for GLPG1972, which will also be subject to the aforementioned risks. We may also enter into future collaborations which will give rise to similar risks, although our ability to enter into such collaborations may be limited given the scale of our collaboration with Gilead.

If our global research and development collaboration with Gilead or other collaborations on research and development candidates do not result in the successful development and commercialization of products or if Gilead or another one of our collaboration partners terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our product candidates could be delayed and we may need additional resources to develop product candidates.

We may not be successful in establishing future development and commercialization collaborations, particularly given the scale of our collaborations with Gilead, and this could adversely affect, and potentially prohibit, our ability to develop our product candidates.

Developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive. Accordingly, we have sought and may in the future seek to enter into collaborations with companies that have more resources and experience. In the future, however, our ability to do so may be limited given the scale of the 10-year global research and development collaboration that we entered into with Gilead in July 2019. If Gilead declines to exercise its option and we are otherwise unable to obtain a collaboration partner for our product candidates, we may be unable to advance the development of our product candidates through late-stage clinical development and seek approval in any market. In situations where we enter into a development and commercial collaboration arrangement for a product candidate, we may also seek to establish additional collaborations for development and commercialization in territories outside of those addressed by the first collaboration arrangement for such product candidate. If any of our product candidates receives marketing approval, we may enter into sales and marketing arrangements with third parties with respect to otherwise unlicensed or unaddressed territories. Furthermore, there are a limited number of potential collaboration partners, and we expect to face competition in seeking appropriate collaboration partners. If we are unable to enter into any development and commercial collaborations and/or sales and marketing arrangements on acceptable terms, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates, and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon CROs to monitor and manage data for our preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and we control only certain aspects of their activities. We and our CROs also rely upon clinical sites and investigators for the performance of our clinical trials in accordance with the applicable protocols and applicable legal and regulatory requirements and scientific standards. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol and applicable legal and regulatory requirements and scientific standards, and our reliance on CROs as well as clinical sites and investigators does not relieve us of our regulatory responsibilities. We are required to, and do, have mechanisms in place to adequately manage, oversee and control our clinical trials, including selection of CROs, auditing activities, strong focus on set-up (during which deliverables, timelines and roles and responsibilities are defined), and strong oversight during the conduct of clinical trials. We, our CROs, as well as the clinical sites and investigators are required to comply with current Good Clinical Practices (GCPs), which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, investigators and clinical sites. If we, any of our CROs or any of the clinical sites or investigators fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA, MHLW, or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. We also cannot assure you that our CROs, as well as the clinical sites and investigators, will perform our clinical trials in accordance with the applicable protocols as well as applicable legal and regulatory requirements and scientific standards, or report the results obtained in a timely and accurate manner. In addition to GCPs, our clinical trials must be conducted with products produced under current Good Manufcturing Practice (cGMP) regulations. While we have agreements governing activities of our CROs, we have limited influence over the actual performance of our CROs as well as the performance of clinical sites and investigators. In addition, significant portions of the clinical trials for our product candidates are and will continue to be conducted outside of Belgium, which will make it more difficult for us to monitor CROs as well as clinical sites and investigators and perform visits of our clinical sites, and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials in accordance with the applicable protocols and compliance with applicable regulations, including GCPs. Failure to comply with applicable protocols and regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process.

Some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, or as a result of data integrity compromise, or if there is reasonable belief that good clinical practice or applicable laws or regulations will be materially violated, or if we make a general assignment for the benefit of our creditors, or if we are liquidated.

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

If, for any reason, we were to experience an unexpected loss of supply of our product candidates or placebo or comparator drug used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our product candidates are subject to the FDA’s, EMA’s, MHLW’s and other comparable regulatory authorities’ pre-approval inspections that will be conducted after we submit our NDA or BLA to the FDA or the required approval applications to any other relevant regulatory authority. We monitor, but do not control, the implementation of the manufacturing process of, but are completely dependent on, our contract manufacturers or other third-party manufacturers for compliance with cGMP regulatory requirements for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, EMA, MHLW or others, we will not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition, we monitor, but do not control, the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA, MHLW or other comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates or if it withdraws any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials and for commercial sale. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, for commercial sale. We do not have any control over the process or timing of the acquisition of raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have access to a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a contract manufacturer or other third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates. Additionally, if we receive regulatory approval for our product candidates, we may experience unforeseen difficulties or challenges in the manufacture of our product candidates on a commercial scale compared to the manufacture for clinical purposes.

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

Our commercial success depends on obtaining and maintaining proprietary rights to our product candidates for the treatment of RA, CD, UC, PsA, AS, IPF, OA, fibrosis and other diseases, as well as successfully defending these rights against third-party challenges. We will only be able to protect our product candidates, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our product candidates is uncertain due to a number of factors, including:

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

Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. We may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forgo patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Moreover, in some circumstances, we do not have the right to control the preparation, filing or prosecution of patent applications, or to maintain the patents, covering technology subject to our collaboration or license agreements with third parties. For example, in our alliance with Servier for GLPG1972, Servier has the right to control prosecution and maintenance of any patent rights related to GLPG1972 in all territories outside the U.S., and we have the right to control prosecution and maintenance of any patent rights related to GLPG1972 in the U.S.  In addition, in some circumstances, our counterparty has the right to enforce the patent rights subject to the applicable agreement without our involvement or consent or to otherwise control the enforcement of such patent rights. For example, under our collaboration agreement with Gilead, Gilead controls any litigation on our patents for filgotinib and optioned programs, e.g. GLPG1690. Therefore, these patents and patent applications may not be prosecuted or enforced in a manner consistent with the best interests of our business.

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

The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering pharmaceutical compositions may be uncertain and difficult to determine and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office, or USPTO, the European Patent Office, and other foreign counterparts are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Certain U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review and/or inter partes review in the USPTO. European patents and other foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office, which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination, post-grant review, inter partes review and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

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

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States, Europe and other jurisdictions may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

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

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected.

Our inability to protect our intellectual property or failure to maintain the confidentiality and integrity of data or other sensitive company information, by cyber-attack or other event, could have a material adverse effect on our business.

Our success and competitive position are dependent in part upon our proprietary intellectual property. We rely on a combination of patents and trade secrets to protect our proprietary intellectual property, and we expect to continue to do so. Although we seek to protect our proprietary rights through a variety of means, we cannot guarantee that the protective steps we have taken are adequate to protect these rights. Patents issued to or licensed by us in the past or in the future may be challenged and held invalid. In addition, as our patents expire, we may be unsuccessful in extending their protection through patent term extensions. The expiration of, or the failure to maintain or extend our patents, could have a material adverse effect on us.

We also rely on confidentiality agreements with certain employees, consultants, and other third parties to protect, in part, trade secrets and other proprietary information. These agreements could be breached, and we may not have adequate remedies for such a breach. In addition, others could independently develop substantially equivalent proprietary information or gain access to our trade secrets or proprietary information.

Our intellectual property, other proprietary technology, and other sensitive company information is dependent on sophisticated information technology systems and is potentially vulnerable to cyber-attack, loss, damage, destruction from system malfunction, computer viruses, loss of data privacy, or misappropriation or misuse of it by those with permitted access, and other events. While we have invested to protect our intellectual property and other information, and continue to upgrade and enhance our systems to keep pace with continuing changes in information processing technology, there can be no assurance that our precautionary measures will prevent breakdowns, breaches, cyber-attacks, or other events. Such events could have a material adverse effect on our reputation, financial condition, or results of operations.

Risks related to our organization, structure and operation

Our future success depends on our ability to retain the members of our executive committee and to attract, retain and motivate qualified scientists, development, medical and commercial staff, consultants and advisors. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our industry has experienced a high rate of turnover of management personnel in recent years. Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, especially our executive committee comprised of: Onno van de Stolpe, our chief executive officer; Bart Filius, our chief operating officer and chief financial officer; Piet Wigerinck, our chief scientific officer; Walid Abi-Saab, our chief medical officer; Andre Hoekema, our chief business officer; and Michele Manto, our chief commercial officer, each of whose services are critical to the successful implementation of our product candidate acquisition, development and regulatory strategies. We are not aware of any present intention of any of these individuals to leave our company. In order to induce valuable employees to continue their employment with us, we have granted warrants and RSUs that vest over time. The value to employees of warrants that vest over time is significantly affected by movements in our share price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies.

Despite our efforts to retain valuable employees, members of our management, scientific, development, medical and commercial teams may terminate their employment with us at any time, with or without notice. The loss of the services of any of the members of our executive committee or other key employees and our inability to find suitable replacements could harm our business, financial condition and prospects. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel.

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

If we fail to manage our growth effectively and to transform into a fully integrated biopharma company, our ability to develop and commercialize products could suffer.

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

If we obtain FDA, EMA, MHLW, or any other comparable regulatory authority approval for any of our product candidates and begin commercializing those products in the United States, European Union or other jurisdiction, our future arrangements with third-party payers and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. In addition, we may be subject to health information privacy and security regulation of the European Union, the United States and other jurisdictions in which we conduct our business. For example, the laws that may affect our ability to operate include:

•

the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or federal civil money penalties statute (as discussed below);

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

•

the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA and its implementing regulations, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services;

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

•

The U.S. federal Physician Payments Sunshine Act which requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services information related to payments or transfers of value made to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as information regarding ownership and investment interests held by the physicians described above and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners; and

•

analogous state and laws and regulations in other jurisdictions, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payers, including private insurers, and state and laws in other jurisdiction governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. We often use estimates and assumptions concerning the future. We make reference to section Critical accounting judgments and key sources of estimation uncertainty for more information. In addition, because we are a U.S. public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures annually and the effectiveness of our internal control over financial reporting at the end of each fiscal year.

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

On May 25, 2018, the Directive was replaced by Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, or the “GDPR.” The GDPR imposes a broad range of strict requirements on companies subject to the GDPR, such as us, including requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area, or the EEA, including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record-keeping. The GDPR increases substantially the penalties to which we could be subject in the event of any non-compliance, including fines of up to €10,000,000 or up to 2% of our total worldwide annual turnover of the preceding year for certain comparatively minor offenses, or up to €20,000,000 or up to 4% of our total worldwide annual turnover of the preceding year for more serious offenses. Given the new law, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law.

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

We are also subject to evolving European privacy laws on electronic marketing and cookies. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each European member state, without the need for further enactment. While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process. Draft regulations were rejected by the Permanent Representatives Committee of the Council of EU on November 22, 2019; it is not clear when new regulations will be adopted in 2020.

We must also ensure that we maintain adequate safeguards to enable the transfer of personal data outside of the EEA, in particular to the United States in compliance with European data protection laws. We expect that we will continue to face uncertainty as to whether our efforts to comply with our obligations under European privacy laws will be sufficient. If we are investigated by a European data protection authority, we may face fines and other penalties. Any such investigation or charges by European data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or pharmaceutical collaboration partners. We may also experience hesitancy, reluctance, or refusal by European or multi-national clients or pharmaceutical partners to continue to use any approved drug candidates due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law, including the GDPR. Such clients or pharmaceutical collaboration partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Further, the United Kingdom’s exit from the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear how data transfers to and from the United Kingdom will be regulated now that the United Kingdom has officially left the EU. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

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

Unforeseen or catastrophic events, including extreme weather events and other natural disasters, man-made disasters or the emergence of epidemics, could cause a disruption in our operations or other consequences that could have a material adverse effect on our financial condition and results of operations.

The occurrence of unforeseen or catastrophic events, including extreme weather events and other natural disasters, man-made disasters, or the emergence of epidemics, depending on their scale, may cause different degrees of damage to the national and local economies and could cause a disruption in our operations and have a material adverse effect on our financial condition and results of operations. Man-made disasters, pandemics, and other events connected with the regions in which we operate could have similar effects.  The recent outbreak of COVID-19 originated in Wuhan, China, in December 2019 and has since spread to multiple countries, including the United States and several European countries. The extent to which COVID-19 may impact our preclinical studies or clinical trial operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, the severity of COVID-19, or the effectiveness of actions to contain and treat for COVID-19. The continued spread of COVID-19 globally could adversely impact our preclinical or clinical trial operations, including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. COVID-19 may also affect employees of third-party contract research organizations located in affected geographies that we rely upon to carry out our clinical trials. Any negative impact COVID-19 has to patient enrollment or treatment or the execution of our current product candidate and any future product candidates could cause costly delays to clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our current product candidate and any future product candidates, increase our operating expenses, and have a material adverse effect on our financial results.

Further, the COVID-19 outbreak may delay enrollment in our clinical trials due to prioritization of hospital resources toward the outbreak, restrictions in travel, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results. The spread of COVID-19, or another infectious disease, could also negatively affect the operations at our third-party manufacturers, which could result in delays or disruptions in the supply of our current product candidate and any future product candidates. In addition, we may take temporary precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide for our employees, and discouraging employee attendance at industry events and in-person work-related meetings, which could negatively affect our business.

We cannot presently predict the scope and severity of any potential business shutdowns or disruptions. If we or any of the third parties with whom we engage, however, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, which could have a material adverse impact on our business and our results of operation and financial condition. Further, uncertainty around these and related issues could lead to adverse effects on the economy of the United States and other economies, which could impact our ability to develop and commercialize our products and raise capital going forward.

Legal, political and economic uncertainty surrounding the planned exit of the U.K. from the European Union, or EU, may be a source of instability in international markets, create significant currency fluctuations, adversely affect our operations in the U.K. and pose additional risks to our business, revenue, financial condition, and results of operations.

On June 23, 2016, the U.K. held a referendum in which a majority of the eligible members of the electorate voted to leave the EU. The U.K.’s withdrawal from the EU is commonly referred to as Brexit. Pursuant to Article 50 of the Treaty on European Union, the U.K. ceased being a Member State of the EU on January 31, 2020.   However, the terms of the withdrawal have yet to be fully negotiated. The implementation period began February 1, 2020 and will continue until December 31, 2020. During this 11-month period, the U.K. will continue to follow all of the EU’s rules and its trading relationship will remain the same. However, regulations (including financial laws and regulations, tax and free trade agreements, intellectual property rights, data protection laws, supply chain logistics, environmental, health and safety laws and regulations, medicine licensing and regulations, immigration laws and employment laws), have yet to be addressed. This lack of clarity on future U.K. laws and regulations and their interaction with EU laws and regulations may negatively impact foreign direct investment in the U.K., increase costs, depress economic activity, and restrict access to capital. The uncertainty concerning the U.K.’s legal, political and economic relationship with the EU after Brexit may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) beyond the date of Brexit.

These developments, or the perception that any of them could occur, may have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.

If we are unable to use tax loss carryforwards to reduce future taxable income or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.

At December 31, 2019, we had cumulative carry forward tax losses of €307.7 million in Belgium, €55.1 million in France, and €11.3 million related to the other entities of our company. These are available to carry forward and offset against future taxable income for an indefinite period in Belgium and France, but €7.2 million of these tax loss carryforwards in Croatia and the United States will expire between 2019 and 2028. If we are unable to use tax loss carryforwards to reduce future taxable income, our business, results of operations and financial condition may be adversely affected. As a company active in research and development in Belgium and France, we have benefited from certain research and development incentives including, for example, the Belgian research and development tax credit and the French research tax credit ( crédit d’impôt recherche ). These tax credits can be offset against Belgian and French corporate income tax due, respectively. The excess portion may be refunded as from the end of a five-year fiscal period for the Belgian research and development incentive, and at the end of a three-year fiscal period for the French research and development incentive. The research and development incentives are both calculated based on the amount of eligible research and development expenditure. The Belgian tax credit represented €11.2 million for the year ended December 31, 2017, €11.3 million for the year ended December 31, 2018 and €21.7 million for the year ended December 31, 2019. The French tax credit amounted to €10.3 million for the year ended December 31, 2017, €9.3 million for the year ended December 31, 2018 and €12.4 million for the year ended December 31, 2019. The Belgian and/or French tax authorities may audit each research and development program in respect of which a tax credit has been claimed and assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and, should the Belgian and/or French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the Belgian and/or the French government decide to eliminate, or reduce the scope or the rate of, the research and development incentive benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

As a company active in research and development in Belgium, we also expect to benefit from the innovation income deduction, or IID, in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective tax rate than other revenues. The effective tax rate can thus be reduced up to 4.4%, and 3.75% as of January 1, 2020. At the end of 2019 we had €224.7 million of carry-forward IID in Belgium.

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

We have received several technological innovation grants to date, totaling €31.3 million as of December 31, 2019, to support various research programs from an agency of the Flemish government to support technological innovation in Flanders. These grants carry clauses which require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. If we fail to comply with our contractual obligations under the applicable technological innovation grant agreements, we could be forced to repay all or part of the grants received. Such repayment could adversely affect our ability to finance our research and development projects. In addition, we cannot ensure that we will then have the additional financial resources needed, the time or the ability to replace these financial resources with others.

We may be exposed to significant foreign exchange risk.

We hold portions of our cash and cash equivalents and current financial investments in currencies other than the euro, in particular, the U.S. dollar. We also incur portions of our expenses and derive revenues, in currencies other than the euro, in particular, the U.S. dollar. As a result, we are exposed to foreign currency exchange risk as our reporting currency is the euro. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, for example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

Volatility in the London Interbank Offered Rate, or LIBOR, could affect our profitability, earnings and cash flow.

LIBOR may be volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of disruptions in the international markets. At times when we have loans outstanding which are based on LIBOR, the interest rates borne by such loan facilities fluctuate with changes in LIBOR, and this would affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our profitability, earnings and cash flow. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would also have an adverse effect on our profitability, earnings and cash flow.

In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the “FCA Announcement”). The Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us.

We are unable to predict the effect of the FCA Announcement or other reforms, whether currently enacted or enacted in the future. They may result in the phasing out of LIBOR as a reference rate. The impact of such transition away from LIBOR could be significant for us because of the number of our financing arrangements that are linked to LIBOR and our substantial indebtedness. The outcome of reforms may result in increased interest expense to us, may affect our ability to incur debt on terms acceptable to us and may result in increased costs related to amending our existing debt instruments, which could adversely affect our business, results of operations and financial condition.

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

Our business may be adversely affected as a result of computer system failures. We may suffer data leaks or become the target of cyber-attacks, as a result of which our financial assets, confidential information and/or intellectual property may be materially negatively impacted. We may not be able to successfully protect our computer systems against unauthorized access by third parties.

Despite the implementation of security measures, our internal computer systems and those of our third party service providers are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Cyber-attacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyber-attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. Cyber-attacks also could include phishing attempts or e-mail fraud to cause payments or information to be transmitted to an unintended recipient.

Any system failure, accident or security breach that causes interruptions in our own or in third party service vendors’ operations could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our or our partners’ regulatory approval efforts and significantly increase our costs in order to recover or reproduce the lost data. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability, our product development programs and competitive position may be adversely affected and the further development of our product candidates may be delayed. If the integrity of our cybersecurity systems is breached, we may incur significant effects such as remediation expenses, lost revenues, litigation costs, and increased insurance premiums and may also experience reputational damage and the erosion of shareholder value. Furthermore, we may incur additional costs to remedy the damage caused by these disruptions or security breaches. Like other companies, we have on occasion experienced, and will continue to experience, threats to our data and systems, including malicious codes and viruses, phishing, business email compromise attacks, or other cyber-attacks. Whereas none of these instances had a material impact so far, the number and complexity of these threats continue to increase over time. If a material breach of our information technology systems or those of our third party service providers occurs, the market perception of the effectiveness of our security measures could be harmed and our reputation and credibility could be damaged.

We could be required to expend significant amounts of money and other resources to respond to these threats or breaches and to repair or replace information systems or networks, and could suffer financial loss or the loss of valuable confidential information. In addition, we could be subject to regulatory actions and/or claims made by individuals and groups in private litigation involving privacy issues related to data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely and there can be no assurance that any measures we take will prevent cyber-attacks or security breaches that could adversely affect our business.

In order to successfully commercialize and market our products in the future, we may need to implement additional enterprise resource management systems, which is a complex process that may cause us to face delays. We may also need to implement computer systems, such as additional global enterprise research systems, or ERP systems, in which we have limited experience and which may prove a complex process that could cause delays in our commercialization process.

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

Our executive officers, directors, current 5% or greater shareholders and their affiliated entities, including Gilead Sciences, Inc. and its affiliates, together beneficially own approximately 36% of our ordinary shares, including shares in the form of ADSs. This concentration of ownership might have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the public market, the trading price of the ADSs could decline significantly. As of March 13, 2020, 64,666,802 shares were eligible for sale in the public market, 553,646 of which shares were held by directors, executive officers and other affiliates and are subject to volume limitations under Rule 144 under the Securities Act. In addition, the ordinary shares subject to outstanding warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. We have filed registration statements on Form S‑8 with the SEC covering ordinary shares available for future issuance under our warrant plans. Sales of a large number of the shares issued under these plans in the public market could have an adverse effect on the market price of the ADSs.

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

Public takeover bids on our shares and other voting securities, such as subscription rights or convertible bonds, if any, are subject to the Belgian Act of April 1, 2007 and to the supervision by the Belgian Financial Services and Markets Authority, or FSMA. Public takeover bids must be made for all of our voting securities, as well as for all other securities that entitle the holders thereof to the subscription to, the acquisition of or the conversion into voting securities. Prior to making a bid, a bidder must issue and disseminate a prospectus, which must be approved by the Belgian FSMA. The bidder must also obtain approval of the relevant competition authorities, where such approval is legally required for the acquisition of our company.

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

Recently a new Belgian companies code was approved by the Belgian Parliament entering into force on May 1, 2019 (the “New Belgian Companies Code”). For existing companies like us there is a transition regime providing for a staggered applicability of the new provisions. Certain parts of the new code apply to us as of January 1, 2020. The full transition must be completed by the earlier of (i) the next extraordinary shareholders’ meeting that amends our articles of association or (ii) January 1, 2024.  On the date of this report, we have not yet implemented any changes as a result of such new companies code. Our extraordinary shareholders’ meeting, to be held on April 28, 2020, shall decide on the amendment of our articles of association, implementing the provisions of the new code. However, we or our shareholders may propose changes to our articles of association following the entry into force of the New Belgian Companies Code that could impact our shareholders’ rights.

For clarity, each reference in this report to the Belgian Companies Code is a reference to the Belgian Companies Code of May 7, 1999, unless where expressly stated differently.

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

In accordance with the Belgian Companies Code, our articles of association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis for any issue for cash of new shares, convertible bonds or warrants that are exercisable for cash, unless such rights are cancelled or limited either by resolution of our shareholders’ meeting or by our board of directors in the framework of the authorized capital, as described below. The extraordinary shareholders’ meeting authorized the board of directors to increase the share capital of Galapagos NV, in one or several times, and under certain conditions set forth in extenso in our articles of association. We refer to this authority for our board to increase our share capital as our authorized capital. This authorization consists of two parts. A general authorization for capital increases up to 20% of the share capital at the time of convening the shareholders’ meeting of October 22, 2019 (i.e. €67,022,402.04) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. November 13, 2019. A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening the shareholders' meeting of April 25, 2017 (i.e. €82,561,764.93), was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. May 31, 2017. This specific part of the authorized capital can, however, only be used in a number of specific circumstances and upon a resolution of the board of directors that all independent directors (within the meaning of article 526ter of the Belgian Companies Code, as replaced by article 7:87 of the New Belgian Companies Code) approve. As of the date of this annual report, our board of directors may decide to issue up to 12,388,614 ordinary shares pursuant to the general authorization and 2,535,661 ordinary shares pursuant to the specific authorization, without taking into account however subsequent issuances under our warrant programs or otherwise. Please see the section of this annual report titled “Item 10.B.—Memorandum and Articles of Association.” Absent renewal by our shareholders of this authorization of the board or absent cancellation or limitation by our shareholders of the preferential subscription rights of our existing shareholders, the requirement to offer our existing shareholders the preferential right to subscribe, pro rata, for new shares being offered may as a practical matter preclude us from timely raising capital on commercially acceptable terms or at all.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2020.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non‑residents of the United States or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. As of March 16, 2020, a majority of our executive officers and directors are not U.S. citizens or residents.

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

We are a Belgian public limited liability company. Less than a majority of the members of our board of directors and members of our executive committee are residents of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal that are exhaustively listed in Article 25 of the Belgian Code of Private International Law. Actions for the enforcement of judgments of U.S. courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court and if it is satisfied that:

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

We believe that we should not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2019 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were a PFIC for our 2019 taxable year, this could result in adverse U.S. tax consequences to certain U.S. holders.

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

Based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, we believe that we should not be a PFIC for our 2019 taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years. We do not currently intend to provide the information necessary for U.S. holders to make a “qualified electing fund,” or QEF, election if we are treated as a PFIC for any taxable year, and prospective investors should assume that a QEF election will not be available.

We believe that we were not a controlled foreign corporation, or CFC, for U.S. federal income tax purposes for the 2019 taxable year. If we were to qualify as a CFC, this could result in adverse U.S. federal income tax consequences to certain U.S. holders.

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

We do not believe that we were a CFC for the taxable year ended December 31, 2019. Furthermore, because of recent changes pursuant to the Tax Cuts and Jobs Act, it is possible that our non-United States subsidiaries will be CFCs for the taxable year ended December 31, 2019 (or future taxable years) even if we are not a CFC for such taxable year(s). However, we cannot provide any assurances regarding our status or the status of our subsidiaries as a CFC for the 2019 taxable year or any future taxable years. U.S. holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC, we generally will not be treated as a PFIC with respect to those U.S. holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

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

Our actual capital expenditures for the years ended December 31, 2017, 2018, and 2019 amounted to €7.4 million, €13.7 million, and €45.7 million respectively. These capital expenditures primarily consisted of land, laboratory equipment, leasehold improvements and intangible assets. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2020 to be financed from our cash reserves. For more information on our capital expenditures, see the section of this annual report titled “Item 5.B.—Liquidity and capital resources—capital expenditures.”

B.     Business overview

We are an integrated biopharmaceutical company active in the discovery, development, and preparation for potential future commercialization of medicines with novel modes of action, addressing disease areas of high unmet medical need. Our pipeline comprises programs ranging from discovery to Phase 3 clinical trials in inflammation, fibrosis, osteoarthritis (OA), and other indications. Our highly flexible discovery platform is applicable across many therapeutic areas. Our clinical pipeline includes: JAK1 inhibitor filgotinib, which is currently filed for approval in RA in the U.S., Europe, and Japan, in Phase 3 trials in UC, CD, and PsA, and in Phase 2 trials in multiple additional indications; autotaxin inhibitor GLPG1690, which is currently in the ISABELA 1 & 2 pivotal trials for idiopathic pulmonary fibrosis (IPF) and the NOVESA Phase 2 proof-of-concept trial in systemic sclerosis (SSc) for which recruitment was completed end of 2019; GLPG1205, a GPR84 inhibitor which completed recruitment in the PINTA Phase 2 proof-of-concept trial in IPF in early 2020; GLPG1972, an ADAMTS-5 inhibitor for which patient recruitment was completed in the ROCCELLA global Phase 2b trial in OA patients in June 2019; and the Toledo molecules GLPG3312, GLPG3970, and GLPG4399, aimed at a novel class of targets we discovered and currently in preclinical and Phase 1 development. Almost exclusively these programs are based on inhibiting targets which were identified using our proprietary target discovery platform. Please see “—Glossary of terms” for terms used in this section.

We have collaborations with Gilead for filgotinib, GLPG1690, and other pipeline assets, with Servier for GLPG1972, with Evotec and Fibrocor for early stage fibrosis programs and with AbbVie in the field of cystic fibrosis (CF). For more information on our collaborations, see “—Collaborations.” The following table highlights key aspects of our development program indication areas at the beginning of 2020:

Impact of COVID-19

While we continue to evaluate and closely monitor the rapidly evolving situation with the COVID-19 pandemic, we have taken measures to ensure the health of our employees, clinical trial participants and patient communities.  We are committed to keeping our stakeholders informed as the situation evolves. We see the following impact at this point in time:

•	Staff

We have strong measures in place to help prevent spread of the virus and protect the health of our staff. We rolled out our global and site business continuity plans, and took appropriate recommended precautions and restrictions, including suspending all travel. In practice, this means that our employees are working from home, with the exception of the lab personnel and a skeleton IT and facilities team to ensure safety and operational continuity essential to keep research going. For those, we have stringent cleaning and sanitation protocols in place, and we strictly respect social distancing policies at all times, in order to minimize risk of exposure.

•	Clinical trials

We have a business continuity plan for our non-clinical and clinical trials, including a pandemic response plan. We have decided to pause the start of Phase 1 trials temporarily. We continuously monitor the situation, always putting patients’ safety and needs front & center, and our teams are working hand in hand with our CROs and clinical trial sites to define next steps.

Our collaboration partner Gilead and we have paused enrollment into the filgotinib trials in order to help protect patient safety. This includes the Phase 2 and Phase 3 trials of filgotinib in Crohn’s disease (DIVERSITY), the Phase 3 in psoriatic arthritis (PENGUIN), the Phase 2 trial in uveitis, and the MANTA and MANTA-RAy trials.

We anticipate the Phase 3 program in ankylosing spondylitis will now start later this year.

•	Filgotinib filing process in RA

To date, our collaboration partner Gilead has not been informed by the regulatory agencies in the US, Europe, and Japan of approval timeline delays. Gilead also confirmed that all sites involved in the manufacturing of filgotinib are established sites that currently manufacture other Gilead marketed products, are in good standing with the FDA, and are GMP certified.

•	Commercial organization

Build-up of our commercial operations in the EU5 countries and the Benelux to prepare for the potential launch of filgotinib continues as planned.

Lead programs

Filgotinib: selective JAK1 inhibitor with a potential best-in-class product profile

Based on results from our Phase 2 trials and the FINCH Phase 3 trials, we believe that filgotinib is a promising candidate for the treatment of RA, CD, and potentially other inflammatory diseases. We have a collaboration agreement with Gilead to develop and commercialize filgotinib in multiple diseases. Filgotinib is currently under regulatory review in the United States, Europe, and Japan, and in Phase 3 clinical trials in UC, CD, and PsA, with a Phase 3 in AS expected to start in 2020. Gilead completed trials with filgotinib in Sjögren’s disease and cutaneous lupus erythematosus and is working with us to evaluate next steps in those disease areas. In addition, Gilead is running Phase 2 trials with filgotinib in uveitis, small bowel Crohn’s disease, and fistulizing Crohn’s disease. The following graphic represents the broad filgotinib program; note that at time of publication, recruitment in ongoing trials indicated below is paused temporarily due to the coronavirus pandemic:

The market for drugs that treat inflammatory diseases is considerable and growing. We estimate that the inflammation market could grow to approximately $65 billion by 2027, driven by new drugs filling the current unmet need for oral, monotherapy treatments with a rapid response, and higher efficacy maintained over time. RA remains the largest single market indication, which we estimate to be approximately $26 billion, with the other main markets representing a larger combined opportunity than in RA:

The Phase 2 and 3 data observed with filgotinib in RA and the Phase 2 data in CD, AS, and PsA thus far, suggest the potential of filgotinib to substantially improve treatment standards in these and other inflammatory conditions. American College of Rheumatology (ACR) scores in Phase 2 and 3 trials in RA patients were significantly greater for filgotinib compared with placebo, and CDAI remission and SES-50 scores are similarly promising with filgotinib in a Phase 2 trial in CD patients who are naïve to TNF therapy, and tolerability and safety data were consistently favorable across those trials. Following an interim futility analysis of the Phase 2b/3 SELECTION trial in UC patients, the independent Data Monitoring Committee recommended the trial to proceed into the phase 3 portion of the study. ACR and enthesitis scores were encouraging with filgotinib in PsA in the EQUATOR Phase 2 trial, while spine mobility and function were significantly improved with filgotinib in AS patients in the TORTUGA Phase 2 trial. Filgotinib is highly selective for JAK1, resulting in favorable tolerability so far, including low rates of infection and low rates of venous thrombotic events (VTEs) reported in all trials.

Our filgotinib program in RA

RA is a chronic autoimmune disease that affects approximately more than three million patients in the United States and Europe. RA is characterized by inflammation and degeneration of the joints. Patients suffer from pain, stiffness, and restricted mobility due to a persistent inflammation of multiple joints, ultimately resulting in irreversible damage of the joint cartilage and bone. The market for RA treatments in the U.S., EU5 and Japan was worth $28 billion in 2018, with 60% of patients treated with disease-modifying anti-rheumatic drugs (DMARDs), including injectable, biological therapies (Decision Resources Group, Global Data, Galapagos Custom Research).

Despite there being many approved agents, considerable unmet need exists, as only one in five patients achieve full remission at year one.

Oral therapies targeting the Janus kinase (JAK) signaling pathway are approved to treat inflammatory diseases; some JAK inhibitors, however, are associated with a range of side effects, including pulmonary embolisms and aberrations in low-density lipoprotein (LDL cholesterol) and red blood and NK cell counts. We discovered JAK1 in an inflammation target discovery assay in 2003 and subsequently discovered filgotinib as a JAK1 specific small molecule inhibitor. We demonstrated that filgotinib has a nearly 30-fold selectivity for JAK1 over JAK2 and for JAK1 over JAK3. These findings were independently corroborated by Dr. Iain McInnes at the 2017 Annual Meeting of the ACR.

Our clinical results for filgotinib for RA

DARWIN Phase 2b program

We reported positive results from the DARWIN 1 & 2 Phase 2b dose-range finding clinical trials in 2015 and these findings were published in the Annals of Rheumatological Diseases (Westhovens et al 2016 and Kavanaugh et al 2016).

DARWIN 3 was a multi-center, open-label, long-term follow-up safety and efficacy trial of subjects who completed either DARWIN 1 or DARWIN 2. All subjects started the trial at the same dose level, either at 200 mg filgotinib once per day or at 100 mg filgotinib twice per day (except for males in the U.S. sites of these trials who received a maximum daily dose of 100 mg), depending on the regimen administered during the preceding trial, with DARWIN 1 subjects continuing to use filgotinib in combination with MTX.

We and our collaboration partner Gilead reported findings from DARWIN 3 at 156 weeks of treatment at ACR 2019. The data showed that filgotinib maintained its promising activity levels and that it had a favorable tolerability profile. Data in DARWIN 3 were consistent with the risk/benefit profiles reported in DARWIN 1 and 2, and were presented by Kavanaugh et al at the 2019 Annual Meeting of the ACR.

Below is an overview of selected adverse events for filgotinib observed in DARWIN 3:

FINCH Phase 3 program with filgotinib in RA

The safety and efficacy of 100 mg and 200 mg filgotinib once daily have been investigated in the FINCH clinical Phase 3 program which was initiated in August 2016 and which includes four Phase 3, randomized, multicenter studies in patients with moderate to severe RA.

The studies were designed to characterize the efficacy and safety of filgotinib in several key patient populations following the typical RA treatment pathway. These included:

•	Patients who had an inadequate response to methotrexate (MTX) (FINCH 1)
•	Patients with difficult-to-treat RA and an inadequate response to biologic disease-modifying antirheumatic drugs (csDMARD) (FINCH 2)
•	Methotrexate-naïve patients (FINCH 3)
•	Eligible patients could also roll-over into a long-term extension study (FINCH 4)

In both rat and dog toxicology studies in the preclinical phase, filgotinib induced adverse effects on the male reproductive system. Consequently, Gilead and Galapagos are performing dedicated male patient semen analysis trials in inflammation (RA, CD, UC, AS, and PsA) patients, called MANTA and MANTA-RAy, concurrent to all Phase 3 programs. These randomized, double-blind, placebo-controlled trials are intended to be combined to meet the requirement of 200 adult male inflammation patients with a treatment phase of up to 26 weeks. At the time of publication, recruitment for these trials are temporarily paused in connection with the coronavirus pandemic.

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

Top-line FINCH 1 efficacy^ data are summarized in the table below:

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

$ p <0.001, non-inferiority to adalimumab

£ p <0.01, non-inferiority to adalimumab

¥ p <0.01, superiority to adalimumab

# Comparison not adjusted for multiplicity

FINCH 2 results

Filgotinib achieved its primary endpoint in the FINCH 2 trial in the proportion of patients achieving an ACR20 at week 12. Also at weeks 12 and 24, the proportion of patients achieving ACR50 and ACR70 response, low disease activity, and clinical remission were significantly higher for patients receiving once-daily filgotinib 100mg or 200mg compared to patients receiving placebo. The clinical efficacy and quality of life outcomes assessed at week 12 and week 24 were presented at the Annual ACR meeting 2019 (Genovese et al) and the FINCH 2 results were published in The Journal of the American Medical Association JAMA in 2019 (Genovese et al).

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

*** p <0.001, compared with MTX

* p < 0.05 compared with MTX

** p <0.01, compared with MTX

# Comparison not adjusted for multiplicity

FINCH safety data

We and Gilead also announced interim safety information from four studies of the investigational compound filgotinib for the treatment of rheumatoid arthritis. The data include 24 week results of the ongoing Phase 3 FINCH 1, 2, and 3 trials in patients with RA. The pooled data analysis from these three FINCH trials were presented at the Annual ACR Meeting 2019 (Winthrop et al). In this pooled analysis, filgotinib was well-tolerated, no new safety concerns were identified, and the safety results were consistent with selective JAK1 inhibition. Adverse events of MACE and DVT/PE were rare and occurred in similar number among all treatment groups. Herpes zoster reactivation was not increased in the filgotinib groups compared with other treatment groups. The data highlight the favorable safety and tolerability profile of filgotinib as monotherapy and in conjunction with MTX/csDMARD in RA.

Week 24 safety data from the FINCH 1, 2, and 3 studies are aggregated and summarized in the table below. Data from 3,452 patients are reported, including 2,088 patients who received filgotinib.

210
	placebo/ csDMARD N= 1039 No. (%)	adalimumab + MTX 40mg EOW N=325 No. (%)	filgotinib 100 mg +MTX/csDMARD N=840 No. (%)	filgotinib 200 mg +MTX/csDMARD N=1038 No. (%)	filgotinib 200 mg N=210 No. (%)	filgotinib Total N=2088 No. (%)
serious infections&	10 (1.0)	8 (2.5)	13 (1.5)	13 (1.3)	3 (1.4)	29 (1.4)
Herpes zoster&	4 (0.4)	2 (0.6)	5 (0.6)	6 (0.6)	1 (0.5)	12 (0.6)
DVT/PE&	3 (0.3)	0 (0)	0 (0)	1 (0.1)µ	0 (0)	1 (<0.1)
death@	2 (0.2)	0 (0)	1 (0.1)	3 (0.3)	0 (0)	4 (0.2)
malignancy excluding NMSC&	4 (0.4)	1 (0.3)	1 (0.1)	0 (0)	0 (0)	1 (<0.1)
MACE&	5 (0.5)	1 (0.3)	2 (0.2)	2 (0.2)	1 (0.5)	5 (0.2)

MTX, methotrexate; EOW, every other week; csDMARD, conventional synthetic disease-modifying antirheumatic drug; DVT, deep venous thrombosis; PE, pulmonary embolism; NMSC, non-melanoma skin cancer; MACE, major adverse cardiac events

& Treatment-emergent events

µ Excludes one retinal vein occlusion

@ All events

Applications for approval of filgotinib in RA

Gilead announced acceptance of a Marketing Authorisation Application (MAA) by the European Medicines Agency in August 2019, submission of a New Drug Application (NDA) to the Japanese Ministry of Health, Labor, and Welfare (MHLW) in October 2019, and submission of an NDA (under priority review) to the United States Food & Drug Administration (FDA) in December 2019. We and our collaboration partner Gilead expect decisions on potential approvals in all these geographies in the course of 2020.

Commercialization of filgotinib in RA

If approved by the European Commission for RA indications, we expect to launch commercial sales activities in Belgium, The Netherlands, and Luxembourg where we are solely responsible for commercialization, and in France, Italy, and Spain where we will lead commercial sales responsibilities in RA, pursuant to the parties’ joint commercialization of filgotinib in these countries. We are advanced in our preparations to launch in these countries in the course of 2020, pending approval of filgotinib. Gilead will launch commercial sales activities in RA in Germany and the UK, the remaining of the eight countries in which we and Gilead will equally split profits from filgotinib commercial activities, pursuant to the parties’ joint commercialization of filgotinib in these countries. Gilead will be responsible for the commercial launches in all territories outside these eight European countries, should filgotinib be approved in these territories. See details on the Gilead collaboration in the Notes to the consolidated financial statements.

Our filgotinib program in inflammatory bowel disease (IBD)

Current treatments for IBD are dominated by anti-TNF agents, with new biologic agents gaining adoption.

We observed high activity and a favorable tolerability profile in a Phase 2 trial with filgotinib in CD, as reported in The Lancet (Vermeire et al 2016). The profile we saw with filgotinib in this CD patient trial indicates that the product candidate may show activity and tolerability in UC patient trials as well.

Should filgotinib be approved commercially for IBD indications, Galapagos will be lead commercial sales responsible for the UK, Germany and Benelux countries and Gilead will be lead commercial sales responsible for France, Italy and Spain. All other countries will be Gilead’s commercial sales responsibility.

SELECTION Phase 2b/3 program with filgotinib in UC

UC is an inflammatory bowel disease resulting in ulcerations and inflammation of the colon and rectum. In 2018, nearly 2 million patients were diagnosed with UC in the U.S., EU5 and Japan, and the total market for UC treatments in the acute and maintenance settings was worth $6 billion in the U.S., EU5 and Japan in 2018 (Decision Resources Group, Global Data, Galapagos Custom Research).

Although the introduction of anti-TNF biologics has improved the treatment of some patients, only 33% of patients will achieve long-term remission, and many patients lose their response to treatment over time. The medical need for improved efficacy is high.

Gilead initiated the global SELECTION Phase 2b/3 trial in UC with filgotinib in December 2016. SELECTION investigates efficacy and safety of 100 mg and 200 mg filgotinib once-daily compared to placebo in 1,300 patients with moderately to severely active disease including those with prior antibody therapy failure. Men and women in SELECTION were randomized to receive placebo, 100 mg or 200 mg filgotinib. Due to preclinical findings with filgotinib regarding semen parameters, in the United States, males may receive 200 mg if they failed at least one anti-TNF therapy and vedolizumab, a monoclonal anti-integrin antibody marketed by Takeda. Adjacent to the filgotinib Phase 3 programs, we and Gilead are conducting dedicated male semen analysis studies in UC and CD patients (MANTA) and in RA, PsA, and AS patients (MANTA-RAy).

In May 2018, Gilead and we announced that an independent Data Monitoring Committee (DMC) conducted a planned interim futility analysis of SELECTION after 350 patients completed the induction period in the Phase 2b portion of the trial. The DMC recommended that the study could proceed into Phase 3 as planned at both the 100 mg and 200 mg once daily dose level in biologic-experienced and biologic-naïve patients.

Gilead announced completion of recruitment for SELECTION in 2019, and topline results are expected in the second quarter of 2020.

FITZROY Phase 2 and DIVERSITY Phase 3 program in CD

CD is an IBD of unknown cause, resulting in chronic inflammation of the gastrointestinal (GI) tract with a relapsing and remitting course. In 2018, nearly 1.5 million patients were diagnosed with CD in the U.S., EU5 and Japan, and the total market for CD treatments in the acute and maintenance settings was worth $16 billion in the U.S., EU5 and Japan in 2018 (Decision Resources Group, Global Data, Galapagos Custom Research).

Today, only 10% of CD patients on treatment achieve prolonged clinical remission. There are currently no highly effective oral therapies approved for CD and, similar to RA, treatment is dominated by injectable, biologic treatments including anti-TNF therapies. Anti-TNF agents have improved the management of CD; however, not all patients respond to these drugs, and secondary loss of response is reported in up to 50% of patients per year in placebo-controlled trials. There continues to be a considerable unmet need with these existing treatments. Dysregulation of the JAK signaling pathway has also been associated with CD, and this suggests that filgotinib, with its high selectivity for JAK1, is a highly attractive candidate for the treatment of CD. It is hypothesized that by selectively inhibiting JAK1, unwanted effects such as anemia may be reduced. This is of particular importance to IBD patients, who frequently experience fecal blood loss.

Our FITZROY Phase 2 trial evaluated the efficacy and safety of once-daily filgotinib in 174 patients with moderately to severely active CD and mucosal ulceration. Patients recruited were either anti-TNF naïve or anti-TNF failures. As reported in The Lancet (Vermeire et al 2016), the FITZROY trial achieved the primary endpoint of clinical remission at week 10 and filgotinib demonstrated a favorable tolerability profile consistent with the DARWIN trials in RA.

Gilead initiated the Phase 3 DIVERSITY trial with filgotinib in CD in November 2016. The DIVERSITY Phase 3 trial investigates efficacy and safety of 100 mg and 200 mg filgotinib once-daily compared to placebo in patients with moderately to severely active disease including those with prior antibody therapy failure. Gilead will recruit approximately 1,300 patients from the United States, Europe, Latin America, Canada, and Asia/Pacific regions. Men and women in the DIVERSITY trial will be randomized to receive placebo, 100 mg or 200 mg filgotinib. Due to preclinical findings with filgotinib regarding semen parameters, in the United States, males may receive 200 mg if they failed at least one anti-TNF therapy and vedolizumab. Adjacent to the Phase 3 programs, we and Gilead are conducting dedicated male semen analysis studies in UC and CD patients (MANTA) and in RA, PsA, and AS patients (MANTA-RAy).

In March 2017, Gilead initiated a Phase 2 trial in small bowel CD and a Phase 2 trial in fistulizing CD.

At the time of publication, patient recruitment for DIVERSITY, MANTA, MANTA-RAy, and the Phase 2 trials in CD indications has temporarily been paused in connection with the coronavirus pandemic.

Filgotinib in psoriatic arthritis

PsA is an inflammatory form of arthritis, affecting up to 30% of psoriasis patients. In 2018, 3.5 million patients suffered from PsA in the U.S, EU5 and Japan and the market for PsA treatments was worth nearly $7 billion in 2018 in these seven major markets (Decision Resources Group, Global Data, Galapagos Custom Research). PsA can cause swelling, stiffness and pain in and around the joints and cause nail changes and overall fatigue. Studies show that delaying treatment for PsA as little as six months can result in permanent joint damage. Early recognition, diagnosis and treatment of PsA are critical to relieve pain and inflammation and help prevent joint damage. Despite the availability of a number of treatment options, few current treatments effectively relieve the enthesitis (inflammation of the tendons or ligaments) and symptoms in the joints and the skin.

EQUATOR Phase 2 program with filgotinib in PsA

The EQUATOR Phase 2 trial was a multi-center, randomized, double-blind, placebo-controlled trial to assess the safety and efficacy of filgotinib in adult patients with moderately to severely active PsA. 131 patients were randomized in the trial in a 1:1 ratio to receive 200 mg filgotinib or placebo once-daily administered for 16 weeks. EQUATOR was recruited in eight European countries.

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

Durable response in EQUATOR PsA Ph2

ACR20
ACR50
ACR70
Responders (%)
100
80
60
40
20
0
0 1 2 4 8 12 16
Weeks
FILGOTINIB (FIL)
PLACEBO (PBO)
baseline
wk16
FIL/PBO
FIL/PBO
N 65/66
60/64

Source: Coates *et al.* ACR 2019

This efficacy response was sustained in the open label extension of EQUATOR, up to 52 weeks:

Filgotinib was generally well-tolerated in the EQUATOR trial, with no new safety signals observed and similar laboratory changes compared to those reported in previous trials with filgotinib in RA patients. The adverse event rate was similar in both groups with mostly mild or moderate events reported. There was one serious infection in the filgotinib group, a patient who experienced pneumonia with a fatal outcome. One other patient receiving filgotinib developed herpes zoster. There were no cases of opportunistic infection, tuberculosis, thromboembolism, or malignancy. The full results of EQUATOR were published in The Lancet and presented in a plenary session at ACR 2018 (Mease et al 2018), and a safety update through week 52 was presented at ACR2019 (Coates et al 2019).

PENGUIN Phase 3 program with filgotinib in PsA

In December 2019, Gilead dosed the first patient in the PENGUIN Phase 3 trials in PsA. The PENGUIN program investigates the efficacy and safety of 100 mg and 200 mg filgotinib once-daily compared to placebo. PENGUIN 1 will compare the efficacy and safety of filgotinib, adalimumab, and placebo in approximately 1000 patients with active PsA who are naive to bDMARD therapy. PENGUIN 2 will measure efficacy and safety of filgotinib vs placebo in 390 patients with active PsA who have an inadequate response or are intolerant to bDMARD therapy. The primary endpoint of each trial is ACR20 response at week 12, with multiple secondary endpoints on signs and symptoms of PsA up to week 24 in PENGUIN 1, and week 16 in PENGUIN 2.  At the time of publication, patient recruitment for the PENGUIN trials is temporarily paused in connection with the coronavirus pandemic.

Other indications with filgotinib

Ankylosing spondylitis (AS)

AS, a systemic, chronic, and progressive inflammatory arthritis, is one of the most common rheumatic diseases across the globe, affecting nearly 2 million patients in the U.S., Europe, and Japan in 2018. The total market for AS treatments was worth $3 billion in 2018 in the seven major markets (Decision Resources Group, Global Data, Galapagos Custom Research).

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

We expect that our collaboration partner Gilead will initiate a Phase 3 program with filgotinib in AS during the course of 2020.

Additional indications

In the course of 2017, Gilead initiated clinical trials with filgotinib in Sjögren’s disease, cutaneous lupus erythematosus, lupus membranous nephropathy, and uveitis. In 2019, Gilead reported completion of the trials in Sjögren’s disease and cutaneous lupus erythematosus, and that they are no longer recruiting for lupus membranous nephropathy. At the time of publication, patient recruitment for the uveitis trial is temporarily paused in connection with the coronavirus pandemic.

Our IPF/fibrosis programs

We are building a fibrosis portfolio with different modes of action, with an initial focus on IPF and aim to expand to other forms of organ and skin fibrosis. To this end, we are currently working on a number of drug candidates with distinct novel mechanisms of action, which are fully proprietary to us. In IPF, we believe that having multiple mechanisms of action within our own portfolio of candidates allows the exploration of combinations of therapies. Last year we expanded clinical research into SSc, and we plan to explore additional fibrotic indications with our earlier stage compounds. Due to the COVID-19 virus pandemic, at the time of publication of this report we had a temporary pause of new Phase 1 trials starts.

Our IPF portfolio and expected clinical development in 2020:

IPF

About IPF

IPF is a chronic, relentlessly progressive fibrotic disorder of the lungs that typically affects adults over the age of 40. In 2018, 232,000 patients were diagnosed with IPF in the U.S., EU5 and Japan (Decision Resources Group, Global Data, Galapagos Custom Research), and this population is expected to grow, in part thanks to improved diagnosis. Furthermore, prevalence is expected to increase with the aging population and worsening air pollution. The clinical prognosis of patients with IPF is poor, as the median survival at diagnosis is two to four years. Currently, no therapies have been found to cure or stop the progression of IPF. The current treatment strategy aims to slow disease progression and improve quality of life. Lung transplantation may be an option for appropriate patients with progressive disease and minimal comorbidities.

Regulatory agencies have approved Esbriet (marketed by Roche/Genetech) and Ofev (marketed by Boehringer Ingelheim) for the treatment of mild to moderate IPF. Both Esbriet and Ofev have been shown to slow the rate of functional decline in IPF and are gaining ground as the standard of care worldwide. Combined sales of both drugs reached $2.1 billion in 2018. These regulatory approvals represent a major breakthrough for IPF patients; yet neither drug stops the decline in lung function, and the disease in most patients on these therapies continues to progress. Moreover, the adverse effects associated with these therapies are considerable (e.g., diarrhea, liver function test abnormalities with Ofev; nausea and rash with Esbriet). Therefore, there is still a large unmet medical need as IPF remains a major cause of morbidity and mortality. We estimate that the market of approved IPF drugs could grow to $5 billion by 2025.

Our IPF trials

GLPG1690

Our most advanced IPF asset is our product candidate GLPG1690, a potent and selective inhibitor of autotaxin (ATX), for which Gilead in-licensed ex-European rights in July 2019 and which is currently in Phase 3.

We have received orphan drug designation for GLPG1690 in IPF from the FDA and the European Commission.

We identified ATX as a potential target for IPF, after finding the target using an inflammation assay in our target discovery platform. We evaluated GLPG1690 in a preclinical lung fibrosis model (bleomycin-treated mice) and observed effects on reducing the fibrotic score, numerically favoring GLPG1690 over Esbriet.

Pharmacology and translational studies published by other parties since then suggest that ATX may also play a role in metabolic disease, arthritic pain, oncology, and lung disease. A publication by Palmer et al published in Chest in 2018 on the Phase 2 trial data for BMS-986020, a high-affinity LPA1 antagonist developed by Bristol Meyers Squib, showed that BMS-986020 had activity in reducing loss of Forced Vital Capacity in mL (FVC) in IPF patients. LPA1 acts downstream of autotaxin in the biology of IPF, supporting further evaluation of ATX inhibition.

In the course of 2019, BMS published data from the Phase 2 trial with BMS-986020 demonstrating that this compound that slowed the rate of FVC decline in a dose-dependent manner, with significance versus placebo. The study was terminated due to off-target effects linked to the compound. However, the reduction in slope estimate over 26 weeks (shown below) indicates that this pathway may be effective in impacting the course of IPF and further validates our approach with GLPG1690.

BMS validation of ATX pathway in patients

Slope estimate over 26 weeks (mL)
placebo
BMS-986020
600 mg QD
BMS-986020
600 mg BID
0
-40
-80
-120
-160
N=47
N=48
N=48
*p<0.05

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

Over the 12-week period, patients receiving GLPG1690 showed an FVC increase of 8 mL, while patients on placebo showed an FVC reduction of 87 mL (mean from baseline):

In addition to the demonstrated absence of lung function decline over the 12 week period, more sensitive FRI confirmed disease stabilization in the GLPG1690 arm, versus disease progression in the placebo arm, reaching nominal statistical significance on two specific parameters, despite the trial not being powered for significance:

Patients on GLPG1690 treatment showed a clear reduction of serum LPA18:2, a biomarker for autotaxin inhibition, as expected based on the mechanism of action of GLPG1690. Thus, the level of target engagement observed in Phase 1 with healthy volunteers was confirmed in IPF patients in FLORA.

GLPG1690 was found to be generally well-tolerated in this Phase 2 FLORA trial. Rates of discontinuation due to adverse events, as well as serious adverse event rates, were similar between patients on GLPG1690 and placebo.

The full FLORA results were published in The Lancet Respiratory (Maher et al 2018).

Following the encouraging result from the FLORA trial, in 2018 we announced the design of our worldwide Phase 3 program, ISABELA, based on feedback from the FDA and EMA. The ISABELA Phase 3 program consists of two identically designed trials, ISABELA 1 and 2, and plan to enroll a total of 1,500 IPF patients combined. Recruitment will be worldwide, with a significant proportion of patients in the U.S. and Europe. The program is intended to support application for a broad label in IPF in both the NDA and Market Authorization Application (MAA) submissions in, respectively, the U.S. and EU. Patients will continue on their standard of care and will be randomized to one of two doses of GLPG1690 or placebo. The primary endpoint will be the rate of decline of FVC (in mL) until week 52. Secondary assessments will include respiratory-related hospitalizations, mortality, quality of life, safety and tolerability.

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
- Secondary: hospitalizations, mortality, quality of life, safety/tolerability

First patient dosing in ISABELA was announced in December 2018 and nearly all centers were opened by early 2020. We have randomized  >800 patients. We announced that a futility analysis for the ISABELA program is expected to read out in Q1 2021.

Since closing of the collaboration agreement with Gilead in August 2019, Galapagos and Gilead share the costs for ISABELA 1 & 2. Galapagos will be responsible for commercial sales of GLPG1690 in Europe, should the candidate be approved; Gilead will be responsible for all commercial activities ex-Europe. See also further details on the Gilead collaboration in the Notes to the consolidated financial statements.

GLPG1205

The second product candidate for IPF in our pipeline is GLPG1205, currently in a Phase 2 trial called PINTA.

GLPG1205 is a small molecule selectively inhibiting GPR84, a target discovered by us. GLPG1205 showed a reduction in signs and symptoms in IPF animal models and has shown favorable tolerability in healthy volunteers and UC patients in previous trials.

PINTA is a randomized, double-blind, placebo-controlled trial investigating a 100 mg once-daily oral dose of GLPG1205. The drug candidate or placebo will be administered for 26 weeks in up to 60 IPF patients. Patients may remain on their local standard of care as background therapy. The primary objective of the trial is to assess the change from baseline (FVC in mL over 26 weeks compared to placebo. Secondary measures include FRI, safety, tolerability, pharmacokinetics and pharmacodynamics, time to major events, changes in functional exercise capacity, and quality of life. IPF diagnosis will be confirmed by central reading. Recruitment for PINTA took place in Europe and the Middle East.

The first patient dosing was announced in October 2018, and recruitment was completed in early 2020, with topline results from this trial expected in H2 2020.

Our fibrosis trials

Systemic sclerosis (SSc)

SSc is a severe autoimmune disease. One of the most visible manifestations is hardening of the skin. In 2018, 135,000 patients were diagnosed with SSc in the U.S., EU5 and Japan (Decision Resources Group, Global Data, Galapagos Custom Research).

Broadly speaking, there are two types of SSc: limited cutaneous SSc, where the skin involvement is restricted, and diffuse cutaneous SSc. In diffuse cutaneous SSc, which represents about 35% of the SSc patient population, skin thickening affects several body areas, and patients have a higher risk of developing fibrosis of various internal organs, such as the lung. SSc has one of the highest mortality rates among rheumatic diseases.

Currently, there are no approved disease-modifying drugs to treat disease. Hence, SSc represents a significant unmet medical need. Current standard of care mainly consists of immunosuppressive drugs and other symptom-alleviating therapies such as methotrexate or cyclophosphamide, and aims to avoid cutaneous fibrosis, interstitial lung disease and renal crisis.

Early 2019, we initiated the NOVESA trial, a double-blind, placebo-controlled Phase 2a trial evaluating the efficacy, safety and PK/PD of GLPG1690 in up to 30 patients with diffuse cutaneous SSc.

We have received orphan drug designation for GLPG1690 in SSc from the FDA as well as from the European Commission.

NOVESA Phase 2 in SSc

4 weeks	24 weeks	12 weeks
screening	‘1690, 600mg oral once daily (n=20)	follow-up
	placebo (n=10)	

- 30 patients with progressive diffuse (multi-organ) SSc
- Recruitment in US & 5 EU countries
- Primary endpoint: modified Rodnan Skin Score at 24 weeks
- Secondary & exploratory endpoints: safety, tolerability, broad range of measures (FVC, QoL, CRISS)

The primary endpoint of NOVESA is the modified Rodnan skin score (mRSS) at 24 weeks. The mRRS measures the skin thickness as a surrogate measure of disease severity and mortality, with an increase in thickness associated with involvement of internal organs and increased mortality..  Secondary objectives and exploratory endpoints include FVC, quality of life, and other scores.

We completed recruitment for NOVESA in December 2019 and expect topline results in H2 2020.

Our fibrosis partnerships further strengthen the fibrosis pipeline

In January 2019, we announced a global collaboration with Fibrocor focused on a small molecule inhibitor program (in the lead optimization phase) against a novel target for IPF and other indications. We are responsible for the further development and commercialization of the program. In January 2020, we further expanded our collaboration with Fibrocor under which we received an exclusive option to in-license a total of four additional novel target programs after they reached the lead optimization phase.

In February 2019, we announced a global collaboration with Evotec focused on a novel small molecule program (in preclinical development) for the treatment of fibrotic diseases of the liver and other organs. Under the terms of the agreement, we are responsible for the further development and commercialization of the program.

Our OA program

Sometimes called degenerative joint disease or degenerative arthritis, OA is the most common chronic condition of the joints. OA can affect any joint, but it occurs most often in the knees, hips, lower back and neck, the small joints of the fingers, and the bases of the thumb and big toe. In 2018, 93.44 million patients were diagnosed with OA in the U.S., EU5 and Japan (Decision Resources Group, Global Data, Galapagos Custom Research).

In normal joints, a firm, rubbery material called cartilage covers the end of each bone. Cartilage provides a smooth, gliding surface for joint motion and acts as a cushion between the bones. In OA, the cartilage breaks down, causing pain, swelling and problems moving the joint. As OA worsens over time, bones may break down and develop growths called spurs. Bits of bone or cartilage may chip off and float around in the joint. In the body, an cinflammatory process occurs and cytokines (proteins) and enzymes develop that further damage the cartilage. In the final stages of OA, the cartilage wears away and bone rubs against bone leading to joint damage and more pain.

Although OA occurs in people of all ages, it is most common in people older than 65. Common risk factors include obesity, previous joint injury, over-use of the joint, and weak thigh muscles. One in two adults will develop symptoms of knee OA during their lives. One in four adults will develop symptoms of hip OA by the age of 85. Current treatments for OA include weight loss, physical therapy, pain and anti-inflammatory medicines, and surgery, all of which address only the symptoms of the disease. There are currently no disease-modifying therapies available for OA.

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

In a Phase 1b trial in OA patients in the U.S., GLPG1972 reduced the ARGS neo-epitope, a cartilage breakdown biomarker measured in the serum, by over 50% over a four-week period:

Based on these results, we and our collaboration partner Servier advanced GLPG1972 to a Phase 2b trial, ROCCELLA, the start of which was announced in June 2018.

ROCCELLA Phase 2 trial

52 weeks
screening
'1972 dose A
'1972 dose B
'1972 dose C
placebo
follow-up

- 850 patients with knee osteoarthritis, recruited globally
- Primary endpoint: reduction in cartilage loss at 52 weeks
- Secondary: change in structural and clinical parameters, safety/tolerability

ROCCELLA is a multiregional, randomized, double-blind, placebo-controlled, dose ranging trial evaluating the efficacy and safety of three different once-daily oral doses of GLPG1972 in patients with knee OA. The trial is planned to recruit approximately 850 patients in up to 15 countries. We are responsible for ROCCELLA in the U.S., where we retain full commercial rights, and Servier is running the trial in all other countries.

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

We and Servier completed recruitment of ROCCELLA in June 2019, and we expect topline data in H2 2020.

Under the terms of agreement with Servier, we are eligible to receive milestones and single-digit royalties on potential commercial sales by Servier for GLPG1972. Gilead has an option to in-license the U.S. commercial rights for GLGP1972 following completion of the ROCCELLA trial. See also further details on the collaboration with Gilead in the Notes to the consolidated financial statements.

Our Toledo program

‘Toledo’ is a code name for a novel target class discovered by us. Molecules inhibiting this target family effectuate a dual mode of action on inflammation by stimulating anti-inflammatory cytokines and inhibiting pro-inflammatory cytokines. We have observed unprecedented activity in various inflammatory preclinical models with compounds targeting the class.

Below are the results for Toledo compound, GLPG3970, in two preclinical models, each demonstrating a different mechanism of arthritis:

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

We initiated our first Phase 1 trial with GLPG3312 in early 2019 to evaluate the efficacy, safety, tolerability, and pharmacokinetics and pharmacodynamics of GLPG3312 in healthy volunteers. Later in the year we announced the start of a Phase 1 trial with the second Toledo compound, GLPG3970. We expect to launch multiple proof-of-concept patient trials in the second half of 2020 and expect to report topline data from our first patient study towards the end of the year. Due to the corona virus pandemic, at the time of publication of this report we had a temporary pause in the start of Phase 1 trials.

The graph below shows the current status of our Toledo program. The different disease areas that we are currently investigating are IBD, RA, psoriasis (Pso), systemic lupus erythematosus (SLE), OA, osteoporosis (OP), and fibrosis (Fib). The first generation Toledo compound, GLPG3312, has delivered promising preclinical results in IBD, RA, Pso, PsA, SLE, and Fib. The second generation compound, GLPG3970, has shown promising preclinical results in IBD, RA, Pso, SLE, OP and fibrosis. The third-generation compound, GLPG4399, has shown promising results in RA and Pso, with preclinical readouts in SLE, OP, and Fib expected in the course of 2020. A fourth and fifth generation are currently in the lead optimization (LO) stage.

Our Toledo development strategy

•	Develop multiple candidates across different profiles
•	Test in broad panel of in vivo disease models
•	Run multiple PoC trials in patients in parallel to maximize potential

Gilead has an option to in-license the ex-European commercial rights to each of the Toledo molecules following completion of Phase 2 trials. See also further details in the Notes to the consolidated financial statements.

Deep, early pipeline

Beyond our Toledo programs, we continue to invest in our early stage pipeline that we built from our pool of validated targets and that we are advancing toward clinical development. Within our early stage portfolio, 15 programs are in lead optimization, five programs are evaluated in preclinical proof-of-concept studies and five are in Phase 1 development.  Three molecules are part of our Toledo portfolio. In addition to targets and molecules in RA, IBD and fibrosis, we are exploring new modes of action in AS, PsA, AtD, lupus, nonalcoholic steatohepatitis, type 2 diabetes, hepatitis B, osteoarthritis, and polycystic kidney disease.

Other partnered programs

MOR106

MOR106 is a human monoclonal antibody designed to selectively target IL‑17C in clinical development worldwide. We discovered IL-17C as a target for AtD and it has been shown to be distinct from other members of the IL-17 cytokine family, playing an important and pro-inflammatory role in certain skin disorders. MOR106 potently inhibits the binding of IL-17C to its receptor and thus inhibits its biological activity.

MOR106 arose from an alliance between us and MorphoSys, in which both companies contributed their core technologies and expertise and equally shared costs and benefits. In July 2018, we and MorphoSys announced that we entered into a collaboration regarding MOR106 with Novartis.

In October 2019, Novartis, MorphoSys and Galapagos jointly announced the end of the clinical development program of MOR106 in atopic dermatitis. The analysis of the program detected a low probability to meet the primary endpoint of this study. The decision was based on a lack of efficacy and not on safety concerns.

On December 17, 2019, Novartis sent us a termination notice, informing us of its decision to terminate the agreement in its entirety. The notice period for such termination is still ongoing, but we expect that such termination will become effective later this year.

CF program

Cystic fibrosis (CF) is a rare, life-threatening, genetic disease affecting the lungs and the digestive system, with 66,000 patients being diagnosed with CF in 2018 in the U.S., EU5 and Japan (Decision Resources Group, Global Data, Galapagos Custom Research).

Despite the approval of several drugs, there is need for better therapies to improve pulmonary function for a large majority of the patient population. Though many pediatric patients have normal lung function at the time of diagnosis, physicians generally believe that earlier treatments can have downstream benefits for the patient by slowing the deterioration in lung function.

In October 2018, we and AbbVie announced a restructuring of our CF alliance. AbbVie took over all programs in CF and will continue the development of a combination therapy for CF.

AbbVie obtained exclusive worldwide rights to the current CF drug candidate portfolio developed by the two companies in the course of the collaboration. The portfolio includes all potentiator and corrector candidates for CF, with the exception of GLPG1837 and a specific arrangement for GLPG2737. We retain rights to these two compounds for use outside the field of CF.

AbbVie is responsible for all future activities and bears all costs associated with the portfolio in CF going forward.

We are eligible to receive up to $175 million in additional milestone payments from AbbVie pending completion of certain development, regulatory, and commercial achievements in CF by AbbVie, as well as royalties ranging from the single digits to the low teens. AbbVie is eligible for future milestone payments and tiered single digit royalties on future global commercial sales of GLPG2737, if approved, in indications outside CF.

For a breakdown of our total revenues by activity and geographic market, please see “Note 5—Segment information—geographical information” in our consolidated financial statements appended to this annual report.

Our strategy

Our mission is to develop and commercialize first-in-class medicines based on the discovery of novel targets. Using human primary cells, we discover which proteins (‘targets’) play a key role in disease pathways. We then identify and develop small molecules that inhibit these targets, restore the balance, and thereby positively influence the course of the disease. This approach is designed to address the root cause of the disease rather than just treating symptoms.

Our ambition is to become a fully integrated biopharmaceutical company focused on the development and commercialization of novel medicines in areas of unmet medical needs to improve the lives of people suffering from serious diseases.

Key elements of our strategy include:

•

Rapidly advance the development of filgotinib in a range of inflammatory diseases with our collaboration partner Gilead

Based on the results from our Phase 2 and Phase 3 clinical trials, we are planning to further develop filgotinib in additional indications in inflammation, including CD, UC, PsA, AS, and other inflammatory diseases. Our collaboration partner Gilead has submitted applications for approval of filgotinib in RA in the U.S., Europe, and Japan. Gilead is also conducting Phase 3 clinical programs in UC (SELECTION), CD (DIVERSITY) and PsA (PENGUIN) and several Phase 2 clinical programs in additional inflammatory diseases.

•

Tackle IPF/fibrosis with our pioneering approach

We are building a diverse fibrosis portfolio with different modes of action in IPF and other forms of organ and skin fibrosis. We recruited the first 800 IPF patients in the ISABELA global Phase 3 program with ATX inhibitor GLPG1690, for which Gilead has in-licensed ex-European rights from us. We completed recruitment for the NOVESA Phase 2a trial with GLGP1690 in SSc as well as recruitment for the PINTA Phase 2a trial with GPR84 inhibitor GLPG1205 in IPF patients. We also in-licensed two early stage compounds (and have an exclusive option to in-license a total of four additional novel target programs) with novel modes of action in the field of fibrosis from Evotec and Fibrocor, respectively, thereby strengthening a growing portfolio of distinct mechanism approaches to tackle IPF and fibrosis.

•

Advance GLPG1972 in OA patient clinical trials with our collaboration partner Servier

We completed recruitment for the ROCCELLA global Phase 2 program with ADAMTS-5 inhibitor GLPG1972 together with our collaboration partner Servier and expect topline results in the second half of 2020. Servier licensed the compound for further development in OA outside the United States. Upon successful completion of the Phase 2 trial, Gilead has the option to license development and commercialization rights to this compound in the United States, where we currently lead all clinical development of GLPG1972.

•

Strengthen our innovation leadership in inflammation
We have observed unprecedented activity in various inflammatory preclinical models with compounds targeting the class of novel targets we discovered and code-named Toledo. Molecules inhibiting this target family effectuate a dual mode of action on inflammation by stimulating anti-inflammatory cytokines and inhibiting pro-inflammatory cytokines. We are executing on a broad and accelerated program to discover and develop multiple series of compounds acting on Toledo, aimed at activity across several conditions, including inflammation. We completed much of our Phase 1 work with GLPG3312 and initiated a Phase 1 trial with GLPG3970 in 2019. We expect to initiate multiple PoC patient trials with these compounds and report first topline results by the end of the year. Meanwhile, we continue to advance multiple preclinical candidates in inflammation, scale up our target and drug discovery productivity, and explore additional modalities of drug therapies aimed at inflammation.

•

Maximize and capture the value of our target discovery platform based on novel modes of action
Our platform has yielded many new mode-of-action investigational therapies across multiple therapeutic areas. Our most mature preclinical programs are GLPG4059 (metabolic), GLPG4124 (fibrosis), GLPG4259 (inflammation), and our third generation Toledo compound GLPG4399 for inflammation. Additionally, we are exploring the potential of preclinical product candidates in AS, Pso, IBD, AtD, lupus, IPF, SSc, nonalcoholic steatohepatitis, Type 2 diabetes, hepatitis B, osteoarthritis and polycystic kidney disease. We aim to initiate a Phase 3 trial every other year and our ambition is to conduct three proof-of-concept trials, deliver at least three preclinical product candidates and at least six new validated targets every year.  Due to the corona virus outbreak, at the time of publication of this report we had a temporary pause in the start of new Phase 1 trials.

R&D ambition – Maintaining an active portfolio of around 30 projects

R&D goal

1
PHASE 3
START
every 2 years
3
PROOFS-
OF-CONCEPT
every year
3
PRECLINICAL
CANDIDATES
every year
6
NEW
TARGETS
every year

•

Build long-term value and accelerate our pipeline with our collaboration partner Gilead
Through our transformative R&D collaboration with Gilead signed in July 2019, we plan to increase our discovery, development and commercial efforts to bring much needed innovation to patients suffering from serious diseases. Under the agreement, we also gained a broader commercialization role for filgotinib in Europe and agreed to equally share all future development costs. Gilead has access to our pioneering discovery platform and gains option rights to our current and future programs outside Europe. Gilead is subject to a 10-year standstill, made a $3.95B upfront payment and a $1.5B equity investment including exercise of Warrant A. We are eligible to receive opt-in fees plus ex-filgotinib tiered royalties ranging from 20-24% on net sales of all our products licensed by Gilead, as well as milestone payments on certain products. For a more detailed description of the collaboration, see the Notes to the consolidated financial statements.

•	After approval, market our innovative products successfully in Europe

We are building a commercial organization to prepare for the expected market launch of filgotinib in collaboration with Gilead in, France, Italy, Spain, Germany, UK and the Benelux in 2020 and 2021. Gilead will be solely responsible for commercialization outside of these eight countries. In a next step, we intend to commercialize successful candidates from our Gilead collaboration in our European territories, with Gilead solely responsible for commercialization outside Europe. For more detailed descriptions of the collaboration, please see the Notes to the consolidated financial statements.

Our flexible target discovery platform

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

A proof of success of this unique approach is demonstrated with filgotinib which acts on JAK1, a target whose role in the specific disease was discovered by us using our discovery platform. Further proof of this approach was shown in 2017 with autotaxin inhibitor GLPG1690 in IPF patients.

The human genome is made up of tens of thousands of genes which code for the proteins that make up the human body. Nearly all chronic diseases and disorders are caused by a disruption in the normal function of certain proteins. The main goal of the industry is to discover and develop molecules that alter the activity of these proteins so that normal function returns and the cause of the disease is minimized or eliminated. One of the main obstacles in discovering new drugs is to understand exactly which of the body’s tens of thousands of proteins play a key role in a particular disease. Once these proteins are discovered, they become targets for drug design. Finding these targets is one of the critical steps in the drug discovery process. Our approach to target discovery is unique as our discovery platform focuses on target identification using primary human cells, which we believe provides a good system to study the effect that a protein might have on the disease in the human body.

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

This discovery approach provides starting points for the discovery and development of new mode of action drugs. Since 2009, we have generated 44 preclinical candidates. Of these, 22 have entered first-in-human clinical development 16 of which have novel modes of action, and 12 entered into patient studies.

In addition to our pipeline of molecules in the clinic, we have multiple discovery programs which are advancing toward clinical development. Further to targets and molecules in RA, IBD, and fibrosis, we are exploring new modes of action in AS, PsA, IBD, AtD, lupus, IPF, SSc, nonalcoholic steatohepatitis, type 2 diabetes, and hepatitis B, osteoarthritis, and polycystic kidney disease.

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

As of February 19, 2020, patent rights held by Galapagos NV relating to our product candidates include the following:

Filgotinib product candidate: We have six U.S. patents claiming filgotinib compositions of matter, salts of filgotinib and methods of treatment using filgotinib, and one pending U.S. patent application. We have two patents granted via the European Patent Office (EPO).  Counterpart patent applications are also pending in Australia, Canada, and other foreign countries. The six issued U.S. patents, two European Patents, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2030, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. In addition, we have one granted U.S. patent and two pending U.S. applications, with counterpart applications pending in other foreign countries, which are directed to certain physical forms, including polymorphic forms and compositions, of our filgotinib product candidate, and patents, if granted, based on these patent applications are estimated to expire in 2035, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a U.S. patent, with counterpart applications pending in other foreign countries, related to the use of our filgotinib product candidate in cardiovascular disorders. Any patents, if granted, based on these patent applications are estimated to expire in 2036. We have a pending U.S. application, with counterpart applications pending in other foreign countries, which relates to methods of treatment using filgotinib in additional indications. Any patents, if granted, based on these patent applications are estimated to expire in 2037. We also have a pending PCT application related to the use of a combination of filgotinib with other Galapagos proprietary compounds. Any patents, if granted, based on this patent application are estimated to expire in 2038. We additionally have rights in a pending application under the Patent Cooperation Treaty, or PCT, which relates to specific methods of treatment using filgotinib. Any patents, if granted, based on this patent application are estimated to expire in 2039.  We have additional patents and pending patent applications directed to the use of compounds related to our filgotinib product candidate and these patents, and patents that may be issued based on these pending patent applications, are currently expected to expire from 2029 to 2033, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG1690 product candidate: We have five issued U.S. patents relating to GLPG1690, one patent granted via the EPO, one pending U.S. patent application, and counterpart foreign patent applications that are pending in Australia, Canada, Europe and other foreign countries. These patents and patent applications claim GLPG1690 compositions of matter and methods of treatment using GLPG1690. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2034, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a pending U.S. application, as well as foreign counterpart applications, relating to methods for treating lung disorders using GLPG1690, any patents, if granted, based on this patent application are estimated to expire in 2038.  We also have a pending application under the PCT relating to methods for treating lung disorders using combinations of GLPG1690 with other compounds. Any patents, if granted, based on this patent application are estimated to expire in 2039.

GLPG1205 product candidate: We have three U.S. patents, one pending U.S. patent application, one patent granted via the European Patent Office (EPO) and one application pending at the EPO. Counterpart foreign patent are also granted in Australia, Japan, and other countries, as well as foreign counterpart patent applications pending in Canada, and other foreign countries. These patents and patent applications claim GLPG1205 compositions of matter and methods of treatment using GLPG1205. The three issued U.S. patents, one European Patent, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2032, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. We also have a pending application under the PCT claiming methods of treatment using GLPG1205 in further indications. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038.

GLPG1972 product candidate: We have rights, jointly with our alliance partner Servier, in two issued U.S. patents, one pending U.S. application, one patent granted via the EPO, and foreign granted patents in Australia, and China, and counterpart foreign patent applications that are pending in Canada, Japan and other foreign countries which claim GLPG1972 compositions of matter and methods of treatment using GLPG1972, in particular in OA. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2035, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a pending U.K. application claiming methods of treatment using GLPG1972. Patents, if any, that issue based on this pending patent application are estimated to expire in 2041.

MOR106 product candidate: We have rights in a U.S. patent, and a pending U. S. application, a pending patent application at the EPO and counterpart foreign patent applications that are pending in Australia, Canada, and other foreign countries claiming MOR106 compositions of matter and methods of treatment using MOR106. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2037, not including any potential extension that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have rights in a pending application under the PCT relating to methods of treatment of AtD using MOR106. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038.  We also have rights in a pending application under the PCT relating to formulations of MOR106.  Patents, if any, that issue based on this pending patent application are expected to expire in 2039.  Finally, we also have rights in a pending patent application under the PCT which relates to methods of treatment using MOR106 in additional indications.  Patents, if any, that issue based on this pending application are estimated to expire in 2039.

GLPG2534 product candidate: We have one U.S. patent and one pending U.S. application with counterpart foreign patent applications pending in Australia, Canada, Europe, Taiwan and other foreign countries claiming GLPG2534 compositions of matter and methods of treatment using GLPG2534. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2036, not including any potential extension that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have one pending U.S. application with counterpart foreign patent applications pending in Europe, Cananda and other foreign countries related to the use of a combination of GLPG2534 with other Galapagos proprietary compounds. Any patents, if granted, based on this patent application are estimated to expire in 2038.

GLPG2737 product candidate: We have rights in two issued U.S. patents, a pending U.S. patent application, as well as counterpart foreign patent applications that are pending in Australia, Canada, Europe, Taiwan and other foreign countries claiming GLPG2737 compositions of matter and methods of treatment using GLPG2737, outside the field of CF. Patents, if any, that issue, based on these pending patent applications are estimated to expire in 2036, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a pending U.K. application claiming methods of treatment using GLPG2737 in alternative indications. Patents, if any, that issue based on this pending patent application are estimated to expire in 2040.

GLPG1837 product candidate: We have four issued U.S. patents relating to GLPG1837, one patent granted via the EPO, one pending U.S. patent application and counterpart foreign patent applications that are pending in China and other foreign countries. These patents and applications claim GLPG1837 compositions of matter and methods of treatment using GLPG1837. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2034, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG3121 product candidate: We have two granted U.S. patents, two pending U.S. patent applications, one patent granted via the European Patent Office (EPO), and foreign granted counterparts in Japan, China and other countries. Counterpart foreign patent applications are also pending in India, and other foreign countries. These patents and patent applications claim GLPG3121 compositions of matter and methods of treatment using GLPG3121. The issued U.S. patent, the European Patent, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2035, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

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

GLPG3535 product candidate: We have a pending U.S. application, as well as counterpart foreign patent applications that are pending in Australia, Canda, Europe, Taiwan and other foreign countries, claiming GLPG3535 compositions of matter and methods of treatment using GLPG3535. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

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

GLPG3808 product candidate: We have a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG3808 compositions of matter and methods of treatment using GLPG3808. Patents, if any, that issue based on this pending patent application are estimated to expire in 2039, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG3970 product candidate: We have a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG3970 compositions of matter and methods of treatment using GLPG3970. Patents, if any, that issue based on this pending patent application are estimated to expire in 2039, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG4059 product candidate: We have one pending UK patent applications claiming GLPG4059 compositions of matter and methods of treatment using GLPG4059. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2040, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG4124 product candidate: We have one pending UK patent application claiming GLPG4124 compositions of matter and methods of treatment using GLPG4124. Patents, if any, that issue based on this pending patent application are estimated to expire in 2040, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG4259 product candidate: We have one pending UK patent application claiming GLPG4259 compositions of matter and methods of treatment using GLPG4259. Patents, if any, that issue based on this pending patent application are estimated to expire in 2040, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG4399 product candidate: We have one pending UK patent application claiming GLPG4399 compositions of matter and methods of treatment using GLPG4399. Patents, if any, that issue based on this pending patent application are estimated to expire in 2040, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG4471 product candidate: We have one pending UK patent applications claiming GLPG4471 compositions of matter and methods of treatment using GLPG4471. Patents, if any, that issue based on this pending patent application are estimated to expire in 2040, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

We have two families of issued patents related to our target discovery platform. In one family we have a U.S. patent expected to expire in 2020, which relates to adenoviral vector modifications that enable gene delivery into T-cells, B-cells and mast cells, all of which are cell types that are resistant to gene delivery using standard transfection technologies. The second family relates to the use of certain shRNA expression vectors for in situ production of gene specific siRNA, leading to the knock down of the corresponding gene product. This family is a granted European patent validated in Austria, Belgium, Switzerland, Germany, France, the United Kingdom, Ireland, Luxembourg and the Netherlands, and is expected to expire in 2022. We do not believe that the expiration of these patents will materially affect our business, because they will not impact our patent coverage for our current clinical programs. We also use a variety of research tools and software products in our research platform that are non-exclusively licensed to us on commercially reasonable terms.

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

Collaborations

We have entered into multiple collaboration agreements with pharmaceutical partners, which have generated $5,178.2 million in cash through December 31, 2019 to fund discovery and development. We expect to continue to collaborate selectively with pharmaceutical and biotechnology companies to leverage our discovery platform and accelerate product candidate development. Our current alliances include the alliances with Gilead, Servier, the restructured alliance with AbbVie and the alliance with Novartis (together with MorphoSys) for which the date of termination is expected to occur later in 2020:

Option, License and Collaboration Agreement with Gilead

In July 2019, we entered into a 10-year global research and development collaboration with Gilead.  We closed the transaction on August 23, 2019.

In connection with our entry into the option, license and collaboration agreement, we received in connection with the closing an upfront payment of $3.95 billion and a €960 million ($1.1 billion) equity investment from Gilead. Under the terms of its equity investment, Gilead nominated two individuals to our board of directors, Dr. Linda Higgins and Mr. Daniel O'Day.

Under the terms of the option, license and collaboration agreement, Gilead received (a) an exclusive research and development license for Gilead to conduct certain contributions contemplated by the license and collaboration agreement and (b) an option to acquire exclusive commercial licenses in all countries outside of Europe to all current and future clinical programs of Galapagos (other than filgotinib, which is already subject to an existing collaboration between the parties, and certain other programs already committed to other companies) being developed during the 10-year initial option term of the collaboration (subject to extension in certain circumstances). Under the option, license and collaboration agreement, we will continue to lead and fund all discovery and development of our programs until the end of the relevant Phase 2 clinical trials. After the completion of the relevant Phase 2 clinical study for each program, Gilead will have the option to acquire an exclusive commercial license to that program in all countries outside of Europe. If the option is exercised, Gilead and we will co-develop the compound and share costs equally.

In connection with entering into the option, license and collaboration agreement, we amended certain terms of our existing agreement with Gilead governing filgotinib, the candidate being advanced for rheumatoid arthritis and other inflammatory diseases, as further described in ”Item 4 – Collaborations -- Exclusive collaboration agreement with Gilead for filgotinib”.

In addition, under the option, license and collaboration agreement, Gilead was deemed to have exercised its option, and an exclusive commercial license was granted in all countries outside of Europe, to GLPG1690, our Phase 3 candidate for idiopathic pulmonary fibrosis. If GLPG1690 is approved in the United States, Gilead will pay us an additional $325 million regulatory milestone fee.

If Gilead exercises its option to GLPG1972, a drug candidate resulting from our osteoarthritis collaboration with Servier, in the United States, Gilead will pay us a $250 million option payment, and if certain secondary efficacy endpoints are met in the ongoing Phase 2b study in osteoarthritis, Gilead would pay us up to an additional $200 million. Following opt in, if GLPG1972 is approved in the United States, we are eligble to receive up to $550 million in regulatory and sales based milestones.

For all other programs included in the option, license and collaboration agreement, Gilead will make a $150 million opt-in payment per program with no subsequent milestones if Gilead decides to exercise its option. If Gilead declines to exercise its option with respect to a program, such program shall no longer be subject to the option, license and collaboration agreement and we may progress the program independently.

In addition, we will receive tiered royalties ranging from 20-24% on net sales of all products from all programs licensed by Gilead in all countries outside of Europe as part of the option, license and agreement (including GLPG1690 and GLPG1972), subject to customary royalty terms and adjustments.

The collaboration is managed by a set of joint committees comprised of equal numbers of representatives from each of us and Gilead. The joint steering committee monitors and provides strategic oversight of the activities under the collaboration and facilitates communications between the parties. The joint development committee oversees and coordinates the development of the licensed products. The joint commercialization committee will oversee commercialization of licensed products. The joint communication review committee will oversee publications and other public communications related to licensed products.

Upon Gilead’s exercise of its option with respect to any of our programs, Gilead will assume responsibility for seeking regulatory approval for the optioned product and for all regulatory matters in its territory. Each party will be solely responsible for all commercialization activities and costs for the optioned product in its territory.

Upon termination of the option, license and collaboration agreement with respect to any program licensed by Gilead, all rights and licenses granted by us will terminate, and we will obtain an exclusive, perpetual and irrevocable license from Gilead under certain intellectual property rights to exploit the licensed product that is the subject of development or commercialization at the time of termination in the field in the applicable terminated region (provided that if such termination is the result of our material breach, such license will be royalty-bearing). Either we or Gilead may terminate the option, license and collaboration agreement for the other party’s uncured material breach. Either we or Gilead may terminate the option, license and collaboration agreement in the event of specified insolvency events involving the other party. Gilead may also terminate the option, license and collaboration agreement in its entirety or on a program-by-program and country-by-country basis with advance notice for convenience.

The option, license and collaboration agreement also contains customary provisions including representations and warranties of the parties, terms as to governance of the collaboration, commercialization and regulatory responsibilities of the parties, and manufacturing and supply.

Either party may, without the consent of the other party, assign the option, license and collaboration agreement to an affiliate or successor. If we undergo a change in control, all intellectual property of our acquirer or that becomes owned or controlled by our acquirer after such change of control shall be excluded from the scope of rights granted in the option, license and collaboration agreement.

Exclusive collaboration agreement with Gilead for filgotinib

In December 2015, we entered into a global collaboration agreement with Gilead to develop and commercialize filgotinib for the treatment of inflammatory indications. In connection with entering into the option, license and collaboration agreement with Gilead, in August 2019 we amended and restated this agreement to increase our involvement in filgotinib’s global strategy and participate more broadly in the commercialization of filgotinib in Europe.

In connection with our entry into the collaboration agreement, we received in January 2016 an upfront payment of $725 million consisting of a one-time, non-refundable, non-creditable license fee in the amount of $300 million and a $425 million equity investment. In November 2016, Gilead initiated a Phase 3 trial in CD, for which we received a $50.0 million payment. In December 2016, Gilead initiated a Phase 2 trial in UC for which we received a $10.0 million payment. In April 2017, Galapagos initiated a Phase 2 trial in psoriatic arthritis as a new indication, for which we received a $10.0 million payment. In May 2018, Gilead initiated a phase 3 trial in UC for which we received $15.0 million. In December 2019, Gilead initiated a Phase 3 trial in psoriatic arthritis as a new indication, for which we received $10.0 million (€9.1 million). Also in December 2019, Gilead filed an NDA for filgotinib in the U.S. for which we received a $20 million payment in January 2020. In connection with the amended collaboration, $710 million (€641.7 million) of upfront consideration was allocated to the extended cost sharing for development costs of filgotinib. We will be eligible to receive future development and regulatory milestone-based payments of up to $640 million and sales-based milestone payments of up to $600 million. All payments by Gilead to us are made in U.S. dollars.

Under the terms of the collaboration, Gilead is primarily responsible for development and for seeking regulatory approval of filgotinib. We are required to use commercially reasonable efforts as requested by Gilead to assist Gilead with certain development activities. Under the amended and restated filgotinib agreement, we agreed on a 50% / 50% cost split for development costs of filgotinib, in lieu of the 20% (us) /80% (Gilead) cost split under the original filgotinib agreement. The original filgotinib agreement included a co-promotion / co-commercialization option for filgotinib, which we exercised with respect to eight European countries in December 2017. As a result, we now have the sole right to commercialize filgotinib in the Netherlands, Belgium and Luxembourg and the right to participate, together with Gilead, in the co-commercialization of filgotinib in France, Germany, Italy, Spain and UK. We will share equally with Gilead in the net profit and net losses in each of these countries. During the period of co-commercialization, this profit and loss sharing replaces our right to receive royalties with respect to filgotinib sales by Gilead in these countries. Per the amended and restated agreement, we will be booking sales in Netherlands, Belgium, Luxembourg, France, Spain and Italy.

Gilead retains sole responsibility for commercializing filgotinib outside of the Netherlands, Belgium, Luxembourg, France, Germany, Italy, Spain and UK. We will be eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead’s global net sales of filgotinib outside of these eight countries. The royalties payable to us under the filgotinib agreement may be reduced under certain circumstances. Our right to receive royalties under the filgotinib agreement continues, on a country-by-country basis, until the later to occur of certain specified events.

The collaboration is managed by a set of joint committees comprised of equal numbers of representatives from each of us and Gilead. The joint steering committee monitors and provides strategic oversight of the activities under the collaboration and facilitates communications between the parties. The joint development committee oversees and coordinates the development of filgotinib. The joint commercialization committee will oversee commercialization of filgotinib globally, and the shared territory joint commercialization committee will coordinate and integrate the activities of, and facilitate the communication and exchange of information between, us and Gilead with respect to the co-commercialization of filgotinib. Gilead and Galapagos will jointly prepare the global commercialization strategy.The filgotinib agreement will expire (a) outside of the co-commercialization countries, on a country-by-country basis at the end of the royalty term in such country and (b) in each co-commercialization country, at such time as a generic product is first sold in such country. Upon expiration of the royalty term, the licenses will become fully-paid, perpetual and irrevocable. Either we or Gilead may terminate the filgotinib agreement for the other party’s uncured material breach. Either we or Gilead may terminate the filgotinib agreement in the event of specified insolvency events involving the other party. Gilead may also terminate the filgotinib agreement in its entirety for convenience following a certain period upon prior written notice.

If the collaboration agreement terminates in its entirety for any reason, all rights and licenses granted by either party will terminate, and we will obtain an exclusive, perpetual, irrevocable, royalty-bearing license from Gilead under certain intellectual property rights to exploit filgotinib. If the filgotinib agreement is terminated in a specific territory, all rights and licenses granted by us will be deemed to be amended not to include such territory, and we will have a corresponding license with respect to such terminated country. The filgotinib agreement also contains other termination rights specified therein.

Either party may, without the consent of the other party, assign the filgotinib agreement to an affiliate or successor. Any other assignment requires written consent of the other party. However, with respect to an assignment to an affiliate, the assigning party will remain bound by the terms of the filgotinib agreement. If we undergo a change in control, Gilead has the right to terminate our right to co-commercialization rights, and disband all joint committees and undertake exclusive control of their activities; provided, that Gilead has no right to exercise such rights if we undergo a change in control with a drug company that has a market capitalization less than a certain percentage of our market capitalization.

Product development, license and commercialization agreement with Servier

In 2010, we and Servier entered into an agreement to discover and develop compounds in the field of osteoarthritis. Under this agreement, we and Servier engaged in a collaborative effort pursuant to which Galapagos discovered and developed GLPG1972 through to the end of Phase 1 clinical trials. In July 2017, Servier exercised its option to obtain an exclusive license to develop and commercialize GLPG1972 in all countries outside the U.S. whereas we retained full rights to develop and commercialize GLPG1972 in the U.S.

On May 8, 2018, we and Servier amended and restated our product development, license and commercialization agreement, pursuant to which GLPG1972 is being developed in the field of OA and potentially other indications. Under the terms of the amended and restated agreement, we and Servier are jointly responsible for the costs relating to the ongoing global Phase 2 clinical trial known as ROCCELLA in knee OA patients, with Galapagos bearing the costs for the U.S., Servier bearing the costs for all other countries, and all costs that are common to both territories being split on a 50-50 basis.

We are eligible to receive development, regulatory and other milestone payments up to €136 million plus royalties in the mid single digits upon commercialization outside the U.S. As of the date of this annual report, we have received an upfront payment of €7.0 million, €6.0 million as option exercise payment and a total of €38.0 million in milestone payments under the agreement.

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

We received an upfront payment of $45 million and a milestone of $25 million in 2019 from AbbVie. We will be eligible to receive up to $175 million in additional milestone payments from AbbVie pending completion of certain development, regulatory, and commercial achievements in CF by AbbVie. In the event AbbVie receives regulatory approval and realizes commercial sales in CF, we are further eligible to receive royalties ranging from single digit to low teens. AbbVie further agrees to pay us tiered single digit royalties of global commercial sales, if approved, from these candidates achieved in indications outside of CF.

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

As of the date of this annual report, we have achieved $112.5 million as milestones under the agreement, in addition to the $90 million aggregate upfront payments received upon entry into the original agreement and the second amended and restated agreement.

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

In addition to the funding of the current and future MOR106 programs by Novartis, we received jointly with MorphoSys an upfront cash payment of €95 million. We share equally with MorphoSys all payments received under the license agreement.

On October 28, 2019, we announced the end of the clinical development program of MOR106 in AtD. On December 17, 2019, Novartis sent us a termination notice, informing us of its decision to terminate the agreement in its entirety. The notice period for such termination is still ongoing, but we expect that such termination will become effective later this year.

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

In the field of RA, therapeutic approaches have traditionally relied on DMARDS such as MTX and sulphasalazine as first-line therapy. These oral drugs work primarily to suppress the immune system and, while effective in this regard, the suppression of the immune system leads to an increased risk of infections and other side effects. Accordingly, in addition to DMARDS, monoclonal antibodies targeting TNF, like AbbVie’s Humira, or IL‑6 like Roche’s Actemra, have been developed. These biologics, which must be delivered via injection, are currently the standard of care as first- and second-line therapies for RA patients who have an inadequate response to DMARDS. In November 2012, Xeljanz, marketed by Pfizer, was approved by the FDA as an oral treatment of adult patients with RA who have had an inadequate response to, or who are intolerant of, MTX. Xeljanz was approved by EMA in 2017. Olumiant, a once-daily JAK1/2 inhibitor, marketed by Lilly, was approved by the EMA for RA in 2017 and by the FDA in 2018. A JAK inhibitor called Rinvoq which received approval for use in RA from FDA and EMA in 2019 is marketed by AbbVie. Filgotinib, which is a selective JAK1 inhibitor currently submitted for approval in RA in the U.S., Europe, and Japan and undergoing multiple Phase 3 and Phase 2 trials, is being developed by us in collaboration with Gilead. We expect that filgotinib will compete with all of these therapies when marketed. If generic or biosimilar versions of these therapies are approved, we would also expect to compete against these versions of the therapies.

In the field of IBD, first line therapies are oral (or local) treatments with several low-cost generic compounds such as mesalamine, more effective in UC, and azathioprine, more effective in CD. Steroids such as budesonide are used in both UC and CD. For more advanced therapy, monoclonal antibodies with various targets such as TNF and more recently, integrins by vedolizumab (Entyvio) are approved. We are also aware of other biologics currently approved or in clinical development for these indications, such as: ustekinumab (Stelara), developed by Johnson & Johnson, which is approved for UC, and risankizumab (Skyrizi), developed by AbbVie. Celgene/BMS has a new oral therapy in development: ozanimod (Zeposia), currently in Phase 3 in UC and Phase 2 in CD. Pfizer’s Xeljanz was approved by the FDA for UC in 2018. Abbvie’s Rinvoq is currently in Phase 3 trials in UC and CD. The large number of treatments for UC, and somewhat fewer for CD, presents a substantial level of competition for any new treatment entering the IBD market.

In the field of IPF, there are two approved disease modifying drugs, pirfenidone (Esbriet), marketed by Roche, and nintenanib (Ofev), marketed by Boehringer Ingelheim. These drugs are not well tolerated by patients and prolong life for IPF patients by a matter of months, leaving an unmet medical need for those developing disease-modifying drugs in this field. Fibrogen is running Phase 3 trials with pamrevlumab in IPF patients. Liminal Biosciences announced a Phase 3 trial design following Phase 2 results with PBI-4050 in IPF patients.

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

In the field of OA, there are currently no disease-modifying drugs approved. Current treatment involves weight loss, physical therapy, prednisolone, non-steroidal anti-inflammatory drugs, and pain management. Medivir announced in September 2017 that a trial in patients with knee OA with MIV-711, a cathepsin K inhibitor, demonstrated structural benefit. Sprifermin, a novel recombinant human fibroblast growth factor 18 being developed by Merck KGaA, is currently being investigated in Phase 3 as a potential disease-modifying OA drug; in a Phase 2 trial published in 2018, sprifermin showed to be effective at increasing cartilage thickness in a dose-dependent manner in knee OA patients, with an acceptable safety profile. Samumed is conducting a Phase 3 program with lorecivivint, an intra-articular approach aimed at the wnt pathway in OA joints. Sanofi acquired lixisenatide, a nanobody aimed at ADAMTS-5, but its status is unknown at the time of publication.

In the field of AS, there are six therapies approved by FDA and the EC: etanercept (Enbrel), infliximab (Remicade), adalimumab (Humira), golimumab (Simponi), certolizumab (Cimzia), and secukinumab (Cosentyx), with a seventh approved by FDA, ixekizumab (Taltz). Despite the availability of these treatments, a significant number of AS patients do not achieve low disease activity today.

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

The FDA may withdraw a product approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Newly discovered or developed safety or effectiveness data may require changes to a drug’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures, including a REMS, or the conduct of post-marketing studies to assess a newly discovered safety issue. FDA has authority to require post-market studies, in certain circumstances, on reduced effectiveness of a drug and FDA may require labeling changes related to new reduced effectiveness information. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, untitled or warning letters, holds on clinical trials, voluntary product recalls, product seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or civil or criminal penalties.

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

Pediatric information

Under the Pediatric Research Equity Act of 2003, or PREA, as amended, NDAs or supplements to NDAs must contain data adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDCA requires that a sponsor who is planning to submit a marketing application for a drug product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of data or full or partial waivers. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials, and/or other clinical development programs. Generally, the requirements of PREA do not apply to an application to market a drug for an orphan-designated indication.

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

Pharmaceutical coverage, pricing and reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we may obtain regulatory approval. In the United States, sales of any products for which we may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payers. Third-party payers include government programs such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. The process for determining whether a payer will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payer will pay for the drug product. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payers tend to follow CMS to a substantial degree. Third-party payers may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Moreover, a payer’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

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

Other healthcare laws and compliance requirements

If we obtain regulatory approval of our products, we may be subject to various federal and state laws targeting fraud, waste and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The U.S. laws that may affect our ability to operate include:

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

•

federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money to the federal government; in addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the U.S. False Claims Act;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and its implementing regulations, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•

the federal transparency laws, including the provision of the Affordable Care Act commonly referred to as the federal Physician Payment Sunshine Act, that requires applicable manufacturers of covered drugs to disclose payments and other transfers of value provided to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals and physician ownership and investment interests; effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

•

the Foreign Corrupt Practices Act, or FCPA, prohibits companies and their intermediaries from making, or offering or promising to make improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment; andHIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

•

state law and foreign jurisdiction equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Violations of these laws can subject us to administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment, reputational harm, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws.

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

The U.S. federal False Claims Act prohibits anyone from, among other things, knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services that are false or fraudulent. Although we would not submit claims directly to payers, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. For example, pharmaceutical companies have been prosecuted under the federal False Claims Act in connection with their off-label promotion of drugs. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. In addition, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.

Patient Protection and Affordable Care Act

In March 2010, the Patient Protection and Affordable Care Act, or the Affordable Care Act, was enacted, which includes measures that have or will significantly change the way health care is financed by both U.S. governmental and private insurers. Among the provisions of the Affordable Care Act of greatest importance to the pharmaceutical industry are the following:

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

•

The Affordable Care Act imposed a requirement on manufacturers of branded drugs to provide a 70% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (increased from 50% pursuant to the Bipartisan Budget Act of 2018, effective as of 2019).

•

The Affordable Care Act imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

•

The federal Physician Payment Sunshine Act, created under the Affordable Care Act, requires pharmaceutical manufacturers to track certain financial arrangements with physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any ownership and investment interests held by physicians and their immediate family members. Manufacturers annually report this information to Centers for Medicaid and Medicare Services, or CMS, and the information is publicly available in a searchable format on a CMS website. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners.

•

A new Patient-Centered Outcomes Research Institute was established pursuant to the Affordable Care Act to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

•	The Affordable Care Act established the Center for Medicare and Medicaid Innovation within CMS, which is charged with testing new, innovative payment and service delivery models.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the Fifth Circuit Court and the United States Supreme Court; the Trump Administration has issued various Executive Orders which eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices; and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the ACA. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what affect further changes to the ACA would have on our business. There have been several recent U.S. congressional inquiries, as well as proposed and adopted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs and biologics. For example, the Trump administration’s budget proposals for fiscal years 2019 and 2020 contain further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. HHS, has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019.  Congress and the Trump administration have each indicated that it will continue to seek new legislative and administrative measures to control drug costs. While any proposed measures will require authorization through additional legislation to become effective, Congress and the current U.S. presidential administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

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

European Union regulation

European Union drug review and approval

In the EEA (which is comprised of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations: the Community MA, which is issued by the European Commission through the Centralized Procedure based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, a body of the European Medicines Agency, or EMA, and which is valid throughout the entire territory of the EEA; and the National MA, which is issued by the competent authorities of the Member States of the EEA and only authorizes marketing in that Member State’s national territory and not the EEA as a whole.

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

Brexit

On March 29, 2017, the United Kingdom (UK) notified the European Council of its intention to withdraw from the European Union (EU), a process known as 'Brexit'. Brexit became effective on 31 January 2020. The EMA had made preparations to ensure that it can continue to deliver on its mission and protect public and animal health after the UK leaves the EU. One of the consequences of Brexit is that EMA has relocated to Amsterdam, the Netherlands, where it has taken up its operations in March 2019. The Agency continues its operations in accordance with the timelines set by its rules and regulations. EMA is working on the assumption that the UK will become a third country. This is without prejudice to the outcome of the withdrawal negotiations. The UK continues to participate in all EMA activities and meetings and retains its speaking and voting rights. No Member State has previously decided to leave the EU, so there is no precedent for this situation.

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

Clinical trials

As is the case in the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. The Clinical Trials Directive 2001/20/EC, as amended, (and which will be replaced by Regulation (EU) No 536/2014, currently expected to be in 2021) provides a system for the approval of clinical trials in the European Union via implementation through national legislation of the Member States. Under this system, approval must be obtained from the competent national authorities of the European Union Member States in which the clinical trial is to be conducted. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application, which must be supported by an investigational medicinal product dossier with supporting information prescribed by the Clinical Trials Directive and corresponding national laws of the Member States and further detailed in applicable guidance documents. A clinical trial may only be undertaken if provision has been made for insurance or indemnity to cover the liability of the investigator or sponsor. In certain countries, the sponsor of a clinical trial has a strict (faultless) liability for any (direct or indirect) damage suffered by trial subjects. The sponsor of a clinical trial, or its legal representative, must be based in the European Economic Area. European regulators and ethics committees also require the submission of adverse event reports during a study and a copy of the final study report.

Marketing approval

Marketing approvals under the European Union regulatory system may be obtained through a centralized or decentralized procedure. The centralized procedure results in the grant of a single marketing authorization that is valid for all (currently 27) European Union Member States and three European Free Trade Association members (Norway, Iceland, Liechtenstein).

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

Pediatric investigation plan

An application for marketing authorization of a medicinal product for human use which is not yet authorized in the European Union shall be considered valid only if it includes a Pediatric Investigation Plan, or PIP, according to Regulation (EC) No. 1901/2006. The PIP or the application for waiver shall be submitted with a request for agreement, except in duly justified cases, early during the product development phase and not later than upon completion of the human pharmacokinetic studies in healthy subjects. The end of Phase 1 pharmacokinetic studies can coincide with the initial tolerability studies, or the initiation of the adult Phase 2 studies (proof-of-concept studies); in any case, submission of the PIP cannot be after initiation of pivotal trials or confirmatory (Phase 3) trials.

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

Anti-TNF	Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF
ARGS neoepitope	Byproduct of the breakdown of cartilage by aggrecanase, can be used as a biomarker for cartilage breakdown
ASDAS

Ankylosing Spondylitis Disease Activity Score, a composite score of symptoms such as back pain, duration of morning stiffness, and peripheral pain and swelling. We measured ASDAS scores in the TORTUGA trial with filgotinib in AS

Atherogenic index	Total cholesterol over HDL ratio. Improvement of the atherogenic index may be a forecast of cardiovascular health

ATS	ATS, the American Thoracic Society improves global health by advancing research, patient care, and public health in pulmonary disease, critical illness, and sleep disorders

Atopic dermatitis (AtD)	Also known as atopic eczema, atopic dermatitis is a common pruritis (extreme itching) inflammatory condition affecting the skin, which most frequently starts in childhood

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

Bridging trial

Clinical trial performed to "bridge" or extrapolate one dataset to that for another situation, i.e. to extrapolate data from one population to another for the same drug candidate, or to move from IV to subcutaneous dosing

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

Clinical proof-of-concept (PoC)	Point in the drug development process where the product candidate shows efficacy in a therapeutic setting

Compound	A chemical substance, often a small molecule with drug-like properties

Contract research organization	Organization which provides drug discovery and development services

Crohn’s disease (CD)	An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel

CRP	C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation

Cutaneous lupus	Cutaneous lupus is a heterogeneous autoimmune skin disease that can present itself as an organ-specific disease (e.g., in the skin only) or as a systemic disease involving multiple organs

Cutaneous lupus erythematosus	Lupus affecting the skin. In this autoimmune disease, the body's immune system attacks healthy skin

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

Phase 2 program for filgotinib in RA. DARWIN 1 explored three doses, in twice-daily and once-daily administration, for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three once-daily doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double-blind, placebo-controlled trials which recruited approximately 900 patients globally and for which results were reported in 2015. DARWIN 3 is a long term extension trial in which all patients are on 200 mg filgotinib, except for U.S. males who are on 100 mg. The week 156 results from DARWIN 3 were reported in 2019

DAS28(CRP)

DAS28 is an RA Disease Activity Score based on a calculation that uses tender and swollen joint counts of 28 defined joints, the physician’s global health assessment and a serum marker for inflammation, such as C-reactive protein. DAS28(CRP) includes C-reactive protein score calculation: scores range from 2.0 to 10.0, with scores below 2.6 being considered remission

Deep venous thrombosis (DVT)	The formation of one or more blood clots in one of the body's large veins, most commonly in the lower limbs. The blod clot can travel to the lung and cause a pulmonary embolism

Development

All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates

Discovery	Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates

Disease-modifying	Addresses the disease itself, modifying the disease progression, not just the symptoms of the disease

DIVERSITY	Phase 3 program evaluating filgotinib in CD

DLCO	DLCO (diffusion capacity of the lung for carbon monoxide) is the extent to which oxygen passes from the air sacs of the lungs into the blood. This is measured in IPF patients

Dose-range finding study	Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies

Double-blind	Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated

Efficacy	Effectiveness for intended use

EMA	European Medicines Agency, in charge of European market authorization of new medications

Endoscopy	A non-surgical procedure involving use of an endoscope to examine a person’s digestive tract

Enthesitis	Inflammation of the tendons or ligaments; this is one of the key symptoms of psoriatic arthritis and was also measured in the EQUATOR trial with filgotinib

EQUATOR	A Phase 2 trial with filgotinib in psoriatic arthritis patients

Esbriet	An approved drug (pirfenidone) for IPF, marketed by Roche

FDA	The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications

Fee-for-service	Payment system where the service provider is paid a specific amount for each procedure or service performed

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

Filgotinib

Formerly known as GLPG0634. Small molecule selective JAK1 inhibitor, currently under review for approval in RA in the U.S., Europa and Japan. Filgotinib is partnered with Gilead for the development and commercialization of filgotinib in a number of diseases. Filgotinib currently is in Phase 3 trials in UC, CD and PsA, and Phase 2 trials in additional indications

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

Futility analysis

Analysis of the likelihood of a trial to meet its primary endpoint, based on a subset of the total information to be gathered. The term 'futility' is used to refer to the low likelihood of a clinical trial to achieve its objectives. In particular, stopping a clinical trial when the interim results suggest that it is unlikely to achieve statistical significance can save resources that could be used on more promising research

FVC

Forced vital capacity is the amount of air which can be forcibly exhaled from the lungs after taking the deepest breath possible. FVC is used to help determine both the presence and severity of lung diseases such as IPF

GLPG0555	A clinical candidate with undisclosed novel mode of action directed toward inflammation

GLPG0634	Molecule number currently known as filgotinib

GLPG1205	A GPR84 inhibitor fully proprietary to us. We are conducting the PINTA patient trial with GLPG1205 in IPF

GLPG1690

A novel drug targeting autotaxin, with potential application in IPF & SSc. Topline results from the Phase 2a FLORA trial were reported in August 2017. The ISABELA Phase 3 program was initiated in 2018 and the NOVESA Phase 2 trial in SSc was initiated in early 2019. Gilead retained the rights on GLPG1690 in IPF in 2019

GLPG1972/S201086

GLPG1972/S201086, also referred to as GLPG1972, is a novel mode-of-action product candidate that is part of the OA collaboration with Servier. Galapagos and Servier have completed recruitment of the ROCCELLA global Phase 2b trial with GLPG1972/S201086

GLPG2737	A candidate with undisclosed novel mode of action. This compound is part of the CF collaboration with AbbVie but Galapagos regained rights outside of CF

GLPG3312	A compound currently in Phase 1 with an undisclosed mode of action directed towards inflammation (IBD). GLPG3312 is a Toledo compound and the first one to enter Phase 1

GLPG3667	A compound currently in Phase 1 with an undisclosed mode of action directed toward inflammation

GLPG3970	A compound currently in Phase 1 with an undisclosed mode of action. GLPG3970 is part of the Toledo target family

GLPG4059	A compound with undisclosed mode of action currently in the preclincal phase directed toward metabolic diseases

GLPG4124	A compound with undisclosed mode of action currently in the preclincal phase directed toward fibrosis

GLPG4259	A compound with undisclosed mode of action currently in the preclincal phase directed toward inflammation

GLPG4399	A compound with undisclosed mode of action currently in the preclincal phase directed toward inflammation

GLPG4471	A compound with undisclosed mode of action currently in the preclincal phase directed toward inflammation

GPR84 inhibitor	Drug candidate aimed at inhibiting or blocking G-protein coupled receptor 84. GLPG1205 is a GPR84 inhibitor aimed at IPF

G&A expenses	General & administrative expenses

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

Phase 3 clinical program investigating GLPG1690 in IPF patients. The ISABELA Phase 3 program consists of two identically designed trials, ISABELA 1 and ISABELA 2, and will enroll a total of 1,500 IPF patients combined

JAK

Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a selective JAK1 inhibitor

LDL	Low-density lipoprotein. LDL contributes to heart disease at high levels

Lipoprotein

Lipoproteins are substances made of protein and fat that carry cholesterol through your bloodstream. There are two main types of cholesterol: High-density lipoprotein (HDL), or "good" cholesterol and Low-density lipoprotein (LDL), or "bad" cholesterol

Liver enzymes	Inflamed or injured liver cells secrete higher than normal amounts of certain chemicals, including liver enzymes, into the bloodstream

LPA	Lysophosphatidic acid (LPA) is a signaling molecule involved in fibrosis

Lymphocyte	Type of white blood cell that is part of the immune system

MACE	Major adverse cardiovascular events; a composite endpoint frequently used in cardiovascular research

MANTA	A Phase 2 semen analysis trial with filgotinib in male patients with UC or CD

MANTA-RAy	A Phase 2 semen analysis trial with filgotinib in male patients with RA, PsA or AS

Membranous lupus nephritis	Membranous lupus nephritis is an inflammation of the kidneys caused by systemic lupus erythematosus and is characterized by the presence of subepithelial immune complex deposits seen on kidney biopsy
MHLW	Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications
Milestone	Major achievement in a project or program; in our alliances, this is usually associated with a payment

Molecule collections

Chemical libraries, usually consisting of drug-like small molecules that are designed to interact with specific target classes. These collections can be screened against a target to generate initial “hits” in a drug discovery program

MOR106

MOR106 acts on IL-17C, a novel antibody target discovered by Galapagos. In October 2019  Novartis, MorphoSys and Galapagos jointly announced the end of the clinical development program of MOR106 in patients with atopic dermatitis

MTX	Methotrexate; a first-line therapy for inflammatory diseases

NDA	New Drug Application

Neutrophil

Type of immune system cell which is one of the first cell types to travel to the site of an infection in the body. Neutrophils are another type of white blood cell which fight infection by ingesting and killing microorganisms

NK cells	Natural killer cells, type of white blood cell with granules of enzymes which can attack tumors or viruses

Nonalcoholic steatohepatitis (NASH)	NASH is liver inflammation and damage caused by a buildup of fat in the liver. It is part of a group of conditions called nonalcoholic fatty liver disease
NOVESA	A Phase 2 trial to evaluate GLPG1690 in systemic sclerosis (SSc)

Ofev	An approved drug (nintedanib) for IPF, marketed by Boehringer Ingelheim

Oral dosing	Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form

Organoids	Miniature organ produced from cells from a donor; organoids have all the phenotypic characteristics of the patient donor, making them useful tools for in vitro drug research

Osteoarthritis (OA)	The most common form of arthritis, usually occurring after middle age, marked by chronic breakdown of cartilage in the joints leading to pain, stiffness, and swelling

Outsourcing	Contracting work to a third party

Pharmacokinetics (PK)

Study of what a body does to a drug; the fate of a substance delivered to a body. This includes absorption, distribution to the tissues, metabolism and excretion. These processes determine the blood concentration of the drug and its metabolite(s) as a function of time from dosing

PENGUIN	Phase 3 trials with filgotinib in psoriatic arthritis

Phase 1	First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers

Phase 2	Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use

Phase 3

Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval

Phenotypic screening

Phenotypic screening is a strategy used in drug discovery to identify molecules with the ability to alter a cell’s disease characteristics. Animal models and cell-based assays are both strategies used to identify these molecules. In contrast to target-based drug discovery, phenotypic screening does not rely on knowing the identity of the specific drug target or its hypothetical role in the disease. A key benefit this approach has over target-based screening, is its capacity to capture complex biological mechanisms that are not otherwise achievable

PINTA	Phase 2 trial with GPR84 inhibitor GLPG1205 in IPF patients

Pivotal trials	Registrational clinical trials

Placebo-controlled	A substance having no pharmacological effect but administered as a control in testing a biologically active preparation

Preclinical	Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling

Preclinical candidate (PCC)	A new molecule and potential drug that meets chemical and biological criteria to begin the development process

Product candidate

Substance that has satisfied the requirements of early preclinical testing and has been selected for development, starting with formal preclinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans

Proof-of-concept (POC)

A clinical trial in which first evidence for efficacy of a candidate drug is gathered. A Proof-of-Concept trial is usually with a small number of patients and for short duration to get a first impression of drug activity

Proof-of-concept study	Phase 2 patient study in which activity as well as safety in patients is evaluated, usually for a new mechanism of action
Pruritis	Extreme itching, as observed in AtD patients

Psoriatic arthritis (PsA)

Psoriatic arthritis or PsA is an inflammatory form of arthritis, affecting up to 30% of psoriasis patients. Psoriatic arthritis can cause swelling, stiffness and pain in and around the joints, and cause nail changes and overall fatigue

Pulmonary embolisms	A blockage in one of the pulmonary arteries in the lungs
QD dosing	Once-daily dosing (qd from the Latin quaque die)

R&D operations	Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners

Rheumatoid arthritis (RA)	A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability

ROCCELLA	Global Phase 2b trial, together with our collaboration partner Servier, evaluating GLPG1972/S201086 (GLPG1972) in osteoarthritis (OA)

SEC	Securities Exchange Commission in the US

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

About 20% of patients with psoratic arthritis will develop spinal involvement, which is called psoriatic spondylitis. Inflammation of the spine can lead to complete fusion, as in AS, or affect only certain areas such as the lower back or neck. We measured spondylitis in the EQUATOR trial with filgotinib in psoriatic arthritis

Systemic sclerosis (SSc)

Systemic sclerosis (SSc) or scleroderma is an autoimmune disease. One of the most visible manifestations is hardening of the skin. In diffuse cutaneous SSc, which has one of the highest mortality rates among rheumatic diseases, fibrosis occurs in multiple organs, such as the lung

Target	Proteïn that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine

Target discovery	Identification and validation of proteins that have been shown to play a role in a disease process

Technology access fee	License payment made in return for access to specific technology (e.g. compound or virus collections)

Tendinitis

Tendinitis is inflammation or irritation of a tendon, the thick fibrous cords that attach muscle to bone. The condition causes pain and tenderness just outside a joint. We measured tendinitis in the EQUATOR trial with filgotinib in psoriatic arthritis

Toledo	Toledo is a code name for a target family with a novel, undisclosed mode of action. GLPG3312 is the first of the Toledo compounds for which a Phase 1 has been initiated early 2019

Topical corticosteroids	Corticosteroids which are administered through the skin using an ointment

TORTUGA	Phase 2 trial with filgotinib in patients with ankylosing spondylitis. In 2018, we and Gilead reported that TORTUGA met its primary endpoint

Ulcerative colitis (UC)	UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract)

Uveitis	Uveitis is the term that refers to inflammation inside the eye. This inflammation can be caused by infection, autoimmune reaction, or by conditions confined primarily to the eye

Venous thrombotic events

When a blood clot breaks loose and travels in the blood, this is called a venous thromboembolism (VTE). The abbreviation DVT/PE refers to a VTE where a deep vein thrombosis (DVT) has moved to the lungs (PE or pulmonary embolism)

C.     Organizational structure.

As of December 31, 2019, we had 16 subsidiaries. The following table sets out for each of our subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Country of incorporation	Percentage ownership and voting interest
BioFocus DPI AG in liquidation	Switzerland	100%
Fidelta d.o.o.	Croatia	100%
Galapagos B.V.	The Netherlands	100%
Galapagos GmbH	Switzerland	100%
Galapagos, Inc.	United States	100%
Galapagos SASU	France	100%
Galapagos Biotech Ltd.	United Kingdom	100%
Galapagos Real Estate 1 BV	Belgium	100%
Galapagos Real Estate 2 BV	Belgium	100%
Xenometrix, Inc. in liquidation	United States	100%
Galapagos Biopharma Belgium BV	Belgium	100%
Galapagos Biopharma Netherlands B.V.	The Netherlands	100%
Galapagos Biopharma Spain S.L.U	Spain	100%
Galapagos Biopharma Italy S.r.l.	Italy	100%
Galapagos Biopharma Germany GmbH	Germany	100%
Galapagos Real Estate Netherlands B.V.	The Netherlands	100%

Our Biopharma subsidiaries in Belgium, the Netherlands, Spain, Italy and Germany, were incorporated in 2019, as well as Galapagos Real Estate Netherlands B.V. We anticipate that the liquidation of our dormant Swiss subsidiary, BioFocus DPI AG, will be completed in 2020.

D.     Property, plants and equipment.

We have our principal executive, operational offices and laboratory space located in Mechelen, Belgium. Our main facilities owned or leased as of December 31, 2019 are set forth in the following table:

Facility location	Use	Approx. size (m2)	Lease expiry
Mechelen, Belgium (leased)	Headquarters, R&D, Operations	13,500	December 31, 2021(1)
Romainville, France (leased)	R&D	6,000	March 25, 2027
Leiden, the Netherlands (leased)	R&D	3,000	September 30, 2025
Zagreb, Croatia (leased)	Research Services	5,400	December 31, 2020(2)

(1)	With the exception of approximately 5,500 m² of laboratory, storage and office space, for which the lease expires on May 31, 2024.
(2)	With the exception of approximately 2,600 m² of laboratory and office space, for which the lease expires on May 4, 2022.

In addition to the facilities listed in the table above, we also lease office space in Basel, Switzerland and Boston, United States. In addition, we use short-term co-working spaces in Madrid, Spain, London, UK, Paris, France, Milan, Italy, and Munich, Germany to temporarily house our local commercial and medical affairs teams while we look for permanent locations in the aforementioned countries.

Finally, we intend to build new facilities in Mechelen, Belgium, and Leiden, the Netherlands, to meet our future demand for office and laboratory space.

During the year ended December 31, 2019, we purchased land in Mechelen, Belgium on which to construct our new building. We expect that the construction works will start in the second half of 2020 and will be completed by the end of 2022. The costs of the project will be funded out of our existing cash. Our current expenditures amount to approximately €15 million. We estimate that the total expenditures for the construction project will amount to approximately €145 million.

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

Item 4A  Unresolved staff comments

Not applicable.

Item 5     Operating and financial review and prospects

Overview

We are an integrated biopharmaceutical company active in the discovery, development, and preparation for future commercialization of medicines with novel modes of action, addressing disease areas of high unmet medical need. Our pipeline comprises programs ranging from discovery to Phase 3 clinical trials in inflammation, fibrosis, osteoarthritis (OA), and other indications. Our highly flexible platform is applicable across many therapeutic areas. Our clinical stage programs include: filgotinib, which is currently in Phase 3 trials in rheumatoid arthritis (RA), ulcerative colitis (UC),  Crohn’s disease (CD), and psoriatic arthritis (PsA), and in Phase 2 trials in additional indications; GLPG1690, our autotaxin inhibitor, which is currently in a Phase 3 program for idiopathic pulmonary fibrosis (IPF) and in a Phase 2 trial in systemic sclerosis (SSc); GLPG1972 which is currently in a Phase 2b trial in OA patients; and GLPG3312, currently in Phase 1 trial in inflammation. Almost exclusively, these programs are based on inhibiting targets which were identified using our proprietary target discovery platform.

We devote substantially all of our resources to our drug discovery efforts from target discovery through to clinical development and to the preparation of our first commercial launch and co-promotion activities with Gilead for filgotinib in the Benelux, France, Italy, Spain, United Kingdom and Germany. To date, we do not have any products approved for sale and have not generated any revenue from product sales. To date, we funded our operations through public and private placements of equity securities, upfront and milestone payments received from pharmaceutical partners under our collaboration and alliance agreements, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division in 2014. From January 1, 2017 until December 31, 2019, we raised net proceeds from  two U.S. public offering of American Depositary Shares (ADSs) in April 2017 and September 2018, and from the share subscription by Gilead in August 2019 and the exercise of warrant A by Gilead in November 2019. From January 1, 2017 until December 31, 2019 we also received €3,798.9 million in payments through our collaboration and alliance agreements. These are items which have a significant impact upon the profitability or cash flow of our business in each year in which they are received and earned. Fee-for-service payments and payments from governmental bodies contributed €28.7 million and €57.2 million, respectively. Over the same period, we also received €16.3 million in interest payments. As of December 31, 2019, we had cash and cash equivalents of €1,861.6 million and current financial investments of €3,919.2 million.

For the year ended December 31, 2017, we incurred a net loss of €115.7 million. For the year ended December 31, 2018, we incurred a net loss of €29.3 million. For the year ended December 31, 2019, we incurred a net income of €149.8 million. Excluding the impact of possible sales related revenues for filgotinib (which is subject to regulatory approval), we forecast to continue incurring losses as we continue to invest in our clinical and preclinical development programs and our drug discovery platform.

Collaboration and alliance agreements

Our main collaborations and alliance agreements are summarized below. All U.S. dollar payment amounts which have been received in cash regarding our Gilead and AbbVie collaborations in this Item 5 are converted into euros as per historical exchange rates (i.e., the spot rate at the moment of the transaction).

Option, License and Collaboration Agreement with Gilead

On July 14, 2019 we and Gilead announced that we had entered into a 10-year global research and development collaboration. Through this agreement, Gilead gained exclusive access to our innovative portfolio of compounds, including six molecules currently in clinical trials, more than 20 preclinical programs and a proven drug discovery platform.

The transaction was subject to certain closing conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of merger control approval from the Austrian Federal Competition Authority. On August 23, 2019 all approvals were obtained and the transaction was closed.

We received an upfront payment of €3,569.8 million ($3.95 billion) and a €960.1 million ($1.1 billion) equity investment from Gilead. On November 6, 2019 Gilead exercised warrant A, which resulted in an additional equity investment of €368.0 million. We will use the proceeds to expand and accelerate our research and development programs. We identified the following three performance obligations: (i) the transfer of an extended license on GLPG1690, (ii) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 on the global development activities of filgotinib, until we reach the new, increased, joint predetermined level of costs, as a result of the revised license and collaboration agreement. As part of the collaboration, Gilead also received option rights for GLPG1972, a Phase 2b candidate for osteoarthritis, in the United States. We further refer to the Critical accounting judgments and key sources of estimation uncertainty section explaining critical judgments in applying accounting policies.

From the transaction price received from Gilead, $738.0 million (€667.0 million) was allocated to the license on GLPG1690, $710.0 million (€641.7 million) was allocated to the increased cost share from 20/80 to 50/50 on the global development activities of filgotinib, and on December 31, 2019, $2,528.1 million (€2,284.7 million) was allocated to the exclusive access rights to our drug discovery platform.  The amount allocated to the drug discovery platform also considered the additional effects on the transaction price from derivative financial intruments triggered by the share subscription agreement and the warrants granted to Gilead. We refer to the note 6 of this annual report tittled “Total revenues and other income” for the allocation of the transaction price received from Gilead.

Gilead also proposed two individuals for our board of directors, which were nominated during the special general meeting of shareholders of October 22, 2019.

Terms of the collaboration

We will fund and lead all discovery and development autonomously until the end of Phase 2. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead will have the option to acquire a license to the compound outside Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. Gilead will maintain option rights to our programs through the 10-year term of the collaboration. This term can be extended for up to an additional three years thereafter for those programs, if any, that have entered clinical development prior to the end of the collaboration term. On top, a final term extension can be granted in certain circumstances. If GLPG1690 is approved in the United States, Gilead will pay us an additional $325 million regulatory milestone fee.

For GLPG1972, after the completion of the ongoing Phase 2b study in osteoarthritis, Gilead has the option to pay a $250 million fee to license the compound in the United States. If certain secondary efficacy endpoints for GLPG1972 are met, Gilead will pay us up to an additional $200 million. Following opt-in on GLPG1972, we are eligible to receive up to $550 million in regulatory and sales based milestones. For all other programs resulting from the collaboration, Gilead will make a $150 million opt-in payment per program and will owe no subsequent milestones. We will receive tiered royalties ranging from 20-24% on net sales of all our products licensed by Gilead in all countries outside Europe as part of the agreement.

The collaboration is further described in "Item 4 – Collaborations – Option, License and Collaboration Agreement with Gilead”.

Filgotinib collaboration

Under the revised agreement, we will have greater involvement in filgotinib’s global strategy and participate more broadly in the commercialization of the product in Europe, providing the opportunity to build a commercial presence on an accelerated timeline. We and Gilead will co-commercialize filgotinib in France, Germany, Italy, Spain and the United Kingdom and retain the 50/50 profit share in these countries that was part of the original filgotinib license agreement, and under the revised agreement, we will have an expanded commercial role. We will be the lead commercialization party for filgotinib in France, Italy and Spain for rheumatology indications and Gilead will be the lead commercialization party for gastro indications. In Germany and the United Kingdom, Gilead will lead the rheumatology indications and Galapagos will lead the gastro indications. We retain exclusive commercialization responsibility in Belgium, the Netherlands and Luxembourg, where the 50/50 profit share also applies.

The companies will share future global development costs for filgotinib equally until a predetermined level, in lieu of the 80/20 cost split provided by the original agreement.

In connection with our entry into the initial collaboration agreement with Gilead on filgotinib, we received in January 2016 an upfront payment of $725 million consisting of a one-time, non-refundable, non-creditable license fee in the amount of $300 million and a $425 million equity investment. In November 2016, Gilead initiated a Phase 3 trial in CD, for which we received a $50.0 million (€45.7 million) payment. In December 2016, Gilead initiated a Phase 2 trial in UC for which we received a $10.0 million (€9.4 million) payment. In April 2017, Galapagos initiated a Phase 2 trial in psoriatic arthritis as a new indication, for which we received a $10.0 million (€9.4 million) payment. In May 2018, Gilead initiated a Phase 3 trial in UC for which we received $15.0 million (€12.4 million). In December 2019, Gilead initiated a Phase 3 trial in psoriatic arthritis for which we received $10.0 million (€9.1 million). In December 2019, Gilead filed an NDA for filgotinib in the U.S. for which we received a $20 million payment in January 2020.

In connection with the revised agreement, $710 million (€641.7 million) of upfront consideration received from Gilead was allocated to the extended cost sharing for development costs of filgotinib. Other terms of the original license agreement remain in effect, including the remaining $640 million in development and regulatory milestones, sales-based milestone payments of up to $600 million and tiered royalties ranging from 20-30% payable in territories outside of Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. In addition, we achieved two milestones in December 2019 totaling $30 million. All payments by Gilead to us are made in U.S. dollars.

The collaboration is further described in “Item 4 – Collaborations -- Exclusive collaboration agreement with Gilead for filgotinib”.

Terms of the equity investment

As part of the research and development collaboration Gilead also entered into a share subscription agreement with us. Gilead’s equity investment consisted of a subscription for new Galapagos shares at a price of €140.59 per share, representing at July 14, 2019 a 20% premium to Galapagos’ 30-day, volume-weighted average price. This equity subscription took place at closing of the transaction, on August 23, 2019 and increased Gilead‘s stake in Galapagos from approximately 12.3% to 22.04% of the then issued and outstanding shares in Galapagos.

In addition, the extraordinary general meeting of shareholders of October 22, 2019 approved the issuance of warrant A and initial warrant B allowing Gilead to further increase its ownership of Galapagos to up to 29.9% of the company’s issued and outstanding shares. The initial warrant B has a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) EUR 140.59.

Subsequent warrant B is still subject to approval by an extraordinary general meeting of shareholders. This extraordinary general meeting of shareholders shall take place between 57 and 59 months of the closing of the subscription agreement and this warrant will have substantially similar terms, including as to exercise price, to the initial warrant B. The agreement also includes a 10-year standstill restricting Gilead’s ability to propose a business combination with or acquisition of Galapagos or increase its stake in Galapagos beyond 29.9% of the company’s issued and outstanding shares, subject to limited exceptions.

On November 6, 2019 Gilead exercised warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares. Gilead further increased its ownership to 25.84% at December 31, 2019.

Product development, license and commercialization agreement with Servier

In 2010, we and Servier entered into an agreement to discover and develop compounds in the field of osteoarthritis. Under this agreement, we and Servier engaged in a collaborative effort pursuant to which Galapagos discovered and developed GLPG1972 through to the end of Phase 1 clinical trials. In July 2017, Servier exercised its option to obtain an exclusive license to develop and commercialize GLPG1972 in all countries outside the U.S. whereas we retained full rights to develop and commercialize GLPG1972 in the U.S.

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

Under the terms of the amended and restated agreement, we and Servier are jointly responsible for the costs relating to the ongoing global Phase 2 clinical trial known as ROCCELLA in knee OA patients, with Galapagos bearing the costs for the U.S., Servier bearing the costs for all other countries, and all costs that are common to both territories being split on a 50-50 basis.

We are eligible to receive development, regulatory and other milestone payments up to €136 million plus royalties in the mid single digits upon commercialization outside the U.S. As of the date of this annual report, we have received an upfront payment of €7.0 million, €6.0 million as option exercise payment and a total of €38.0 million in milestone payments under the agreement.

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

On October 28, 2019, we announced the end of the clinical development program of MOR106 in AtD. On December 17, 2019, Novartis sent us a termination notice, informing us of its decision to terminate the agreement in its entirety. The notice period for such termination is still ongoing, but we expect that such termination will become effective later this year.

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

Upon execution of the initial collaboration agreement, we received a one-time non-refundable, non-creditable upfront payment of $45.0 million (€34.0 million). Upon execution of the second amended and restated collaboration agreement, we received an additional one-time non-refundable, non-creditable upfront payment of $45.0 million (€38.9 million). As of the date of this annual report, we have also received a total of $112.5 million (€99.3 million) in milestone payments under the agreement. All payments by AbbVie to us are made in U.S. dollars.

Under the second amended and restated agreement, we are still eligible to receive up to $175 million in total additional developmental, regulatory, and sales-based milestones. In addition, we will be eligible to receive tiered royalty percentages ranging from single digit to low teens on net sales of licensed products payable on a product-by-product basis in the event AbbVie receives regulatory approval and realizes commercial sales in CF.  AbbVie further agrees to pay us tiered single digit royalties of global commercial sales, if approved, from these candidates achieved in indications outside of CF.

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

Financial operations overview

Revenue

Revenues to date have consisted principally of milestones, license fees and upfront payments received in connection with collaboration and license agreements. We also generated revenue from our fee-for-service activities.

The revenue recognition policy can be summarized as follows:

We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for agreements that we determine are within the scope of IFRS 15, we perform the following five steps:

(i) identify the contract

In our current agreements with customers we are mainly transferring licenses on our IP and in some cases this is combined with access rights and/or providing research and development services and/or cost sharing mechanisms. In some cases our collaborations also include an equity subscription component. If this is the case, we analyze if the criteria to combine contracts, as set out by IFRS 15, are met.

(ii) identify the performance obligations in the contract

Depending on the type of the agreement, there can be one or more distinct performance obligations under IFRS 15. This is based on an assessment of whether the promises in an agreement are capable of being distinct and are distinct from the other promises to transfer goods and/or services in the context of the contract. For some of our agreements we combine the transfer of the license with the performance of research and development activities because we consider that the license is not capable of being distinct and is not distinct in the context of the contract.

(iii) determine the transaction price

Collaboration and license agreements with our commercial partners for research and development activities generally include non-refundable upfront fees; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; license fees, royalties on sales and sometimes reimbursement income or profits sharing arrangements.

a/ License fees or upfront payments

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

b/ Milestone payments other than sales based milestones

A milestone payment is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. We estimate the amount to be included in the transaction price using the most likely amount method, where milestone payments are included in the transaction price upon achievement of the milestone event. The transaction price is then allocated to each performance obligation on a stand-alone selling price basis, for which we recognize revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of such milestones and any related constraint, and, if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment.

c/ Reimbursement income for R&D services

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

d/ Sales based milestone payments and royalties

License and collaboration agreements include sales-based royalties, including commercial milestone payments based on the level of sales, and the license has been deemed to be the predominant item to which the royalties relate. Related revenue is recognized as the subsequent underlying sales occur.

(iv) allocate the transaction price to the performance obligations in the contract

We allocate the transaction price to each performance obligation identified in the contract based upon the stand-alone selling price. The stand-alone selling price of each performance obligation is estimated by using one of the following methods: adjusted market assessment approach, the expected cost plus a margin approach or the residual approach.  If management assesses that there is only one single performance obligation, the entire transaction price would be allocated to this performance obligation.

(v) recognize revenue when (or as) the entity satisfies a performance obligation

Revenue is recognised when our customer obtains control of the goods and/or services foreseen in the contracts. The control can be transferred over time or at a point in time – which result in recognition of revenue over time and at a point in time.

In case of revenue recognition over time, we use either an input model that considers estimates of the percentage of total research and development costs that are completed each period compared to the total estimated costs (percentage of completion method) or we apply an output method to measure the progress of the satisfaction of the underlying performance obligation. In other cases, depending on specific circumstances, we recognize revenue on a straight-line basis over the estimated term of the performance obligation.

Contract costs

Contract costs are those costs we incur in order to obtain a contract with a customer that we would not have incurred if the contract has not been obtained and are capitalized as intangible assets only if they are expected to be recoverable. Capitalized contract costs are amortized on a systematic basis that reflects the pattern of transfer of the related promised goods or services to the customer. Costs that we would have incurred regardless of whether the contract is obtained or those costs that are not directly related to obtaining a contract would not be capitalized.

Grants and R&D incentives

We benefit from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse approved expenditures incurred in our R&D efforts and are credited to the statement of operations, under other income, when the relevant expenditure has been incurred and there is reasonable assurance that the grant or R&D incentive is receivable. The main grants and R&D incentives are as follows:

•

Companies in Belgium are eligible to receive R&D incentives linked to R&D investments (equaling 25% of 13.5% of the investment value in 2019, 29.58% of 13.5% of the investment value in 2018, or 29.58% of 13.5% of the investment value in 2017). This R&D tax credit results in a cash inflow to us from the tax authorities five years after the investment was made and capitalized in our standalone financial statements under Belgian GAAP for the portion that has not been used to offset the payment of corporate tax or is paid to us for the portion that remains unused. We also received a grant from the National Institute for Health and Disability Insurance. This grant aims to incentivize innovative Belgian biotech companies who are performing research and development activities in order to identify new medicines. Finally, we also benefit from certain rebates on payroll withholding taxes for scientific personnel.

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

R&D expenditure

Expenses on R&D activities are recognized as an expense in the period in which the expense is incurred.

Our R&D expenditure consists of costs associated with our R&D activities such as:

•	personnel costs associated with employing our team of R&D staff, including salaries, social security costs, and share-based compensation expenses;
•	disposables and lab consumables used in the conduct of our in-house research programs;
•	payments for research work conducted by sub-contractors and sponsorship of work by our network of academic collaborative research scientists;
•	subcontracting costs paid to contracted research organizations, or CROs, for our preclinical studies or clinical trials, as well as costs associated with safety studies;

•	costs paid to our collaboration partners and reimbursements received from our collaboration partners in the scope of the cost sharing agreements of our collaborations
•	premises costs associated with our laboratory and office space to accommodate our teams;
•	depreciation of fixed assets used to develop our product candidates; and
•	other operating expenses, namely software and licenses, maintenance costs for equipment, travel costs, and office expenses.

Our R&D expenses are expected to increase in the future as we advance our filgotinib program, our IPF program, our OA program, Toledo program and our other programs.

Since 2017, we cumulatively have spent €968.7 million on R&D activities which can be split as follows between the key programs:

	Year ended December 31,
	2019	2018	2017
	(Euro, in thousands)			Cumulative
Filgotinib program	€(100,032)	€(66,138)	€(53,212)	€(219,382)	23%
IPF program on GLPG1690	(75,951)	(72,718)	(16,190)	(164,859)	17%
OA program on GLPG1972	(19,958)	(15,751)	(7,317)	(43,026)	4%
Toledo program	(47,204)	(20,967)	(8,075)	(76,246)	8%
CF program	(3,897)	(30,137)	(46,192)	(80,225)	8%
AtD program on MOR106	(24,051)	(14,999)	(8,404)	(47,453)	5%
Other programs	(156,227)	(102,165)	(79,113)	(337,504)	35%
Total R&D expenses	€(427,320)	€(322,875)	€(218,502)	€(968,697)	100%

The increase in our R&D expenditure is driven by the maturing pipeline of our R&D projects. As progressively, product candidate compounds have been entering the clinic, costs for development of these molecules increased as well, specifically with regard to third-party CRO costs for conducting these clinical trials.

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

Sales and marketing expenses

Sales and marketing expenses include costs associated with managing our commercial activities as we prepare for our first commercial launch and co-promotion activities with Gilead for filgotinib in the Benelux, France, Italy, Spain, United Kingdom and Germany.

Fair Value Re-measurement of Share Subscription Agreement and warrants

We reported a total of €181.6 million of non-cash fair value losses from different fair value re-measurements in the second half of 2019.

One component relates to the re-measurement of a derivative financial instrument triggered by the share subscription agreement with Gilead between signing (July 14, 2019) and closing (August 23, 2019) of the agreement. This fair value loss of €142.4 million reflects the increase in the Galapagos share price between signing and closing of the Gilead agreement. On August 23, 2019, the fair value of the financial liability amounting to €56.7 million was derecognized through the share premium account in equity.

Another part of these fair value losses is explained by the re-measurement of the Gilead warrant A and initial warrant B. Upon approval of the issuance of warrant A and initial warrant B by the extraordinary general meeting of shareholders of October 22, 2019 we recognized a financial liability for both warrants.

Between the approval date and the exercise of warrant A by Gilead on November 6, 2019 our share price increased significantly, resulting in a fair value loss of €35.6 million recognized in profit or loss. On November 6, 2019 the related financial liability, amounting to €79.0 million was derecognized through the share premium account in equity.

As initial warrant B is not yet exercised by Gilead per December 31, 2019 we re-measured the financial liability relating to this warrant on December 31, 2019 and recognized the resulting change in fair value between the approval and year-end in profit or loss. The recognized fair value loss of €3.7 million is mainly the result of an increase in the implied volatility of our share price and our share price itself between these two dates. On December 31, 2019, the fair value of the financial liability related to the initial warrant B amounts to €6.2 million.

The financial liability will be re-measured at fair value at each reporting period.

Other financial expense and financial income

Interest expense consists primarily of interest expense incurred on certain of our term deposits and finance leases.

Interest income consists primarily of interest earned by investing our cash reserves in short-term, interest-bearing deposit accounts and in current financial investments.

Fair value gains and losses on financial assets held at fair value through profit or loss consist of the effect of re-measurement of financial assets classified as equity investments held at fair value through profit or loss, which qualify for level 1 fair value measurement based upon the closing price of such securities at each reporting date. Any gain or loss realized upon the sale of equity instruments is reported in other financial expense or in other financial income.

Fair value gains and losses on current financial investments consist of the effect of the re-measurement of these investments at the reporting date. They all qualify for level 1 fair value measurement based upon the closing price of the investment at each reporting date.

Other financial expenses also include the costs linked the accounting for a financing component embedded in the upfront consideration received from Gilead in connection with the revised agreement for filgotinib. This represents the the time value of money on the estimated revenue recognition period.

Foreign currency exchange gain and loss comprises realized and unrealized effect from currency exchange rate fluctuation on our balance sheet positions denominated in foreign currency. For the year ended December 31, 2019, currency exchange loss was primarily due to currency exchange rate differences on our cash held in foreign currency, and a realized currency exchange loss on a hedging transaction in relation with the Gilead deal. On December 31, 2019 our cash and cash equivalents and current financial investments included $1,507.3 million held in U.S.dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S.dollar exchange rate as our functional currency is EUR.

Taxation

With the exception of the year ended December 31, 2019, we have a history of losses. Excluding the impact of possible sales related revenues for filgotinib which is subject to regulatory approval, we forecast to continue incurring losses as we continue to invest in our clinical and preclinical development programs and our discovery platform. Consequently, we do not have any deferred tax asset on the balance sheet as at December 31, 2019, except for two subsidiaries working on a cost plus basis and our fee-for-service business for which deferred tax assets  were set up for an amount of €4.2 million as of December 31, 2019. As a company active in research and development in Belgium, we also expect to benefit from the “innovation income deduction”, or IID in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective tax rate than other revenues. The effective tax rate can thus be reduced up to 4.4% (3.75% as of January 1, 2020).

Operating segments

There are two reportable segments in 2017, 2018 and 2019: R&D and fee-for-service business.

Financial information related to our two reportable segments and geographic information is contained in “Note 5—Segment information” in our consolidated financial statements appended to this annual report.

Risks

For further information regarding governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, our operations, please see the section of this annual report titled “Item 3.D.—Risk Factors.”

Critical accounting judgments and key sources of estimation uncertainty

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

The following are our critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements presented elsewhere in this annual report.

Critical judgments in applying accounting policies

Accounting for warrant A and warrant B granted to Gilead

Warrant A and warrant B were granted to Gilead in combination with the signing of the collaboration agreement on July 14, 2019. As the issuance of warrants A and B was subject to the approval of our shareholders, management concluded that a financial instrument as defined under IAS 32 could not be recognized until such approval was received.  We considered that the transaction price included a premium paid by Gilead (through the upfront payment) to acquire the warrants in the future, upon approval by the shareholders.

On August 23, 2019, the closing date of the transaction, we received from Gilead the upfront payment that included a premium for the future issuance of the warrants. In accordance with IFRS 15, on August 23, 2019, we recorded a contract liability ("warrant issuance liability") for the expected value of the warrants. We measured both warrants at fair value and recognized a warrant issuance liability at closing of the transaction for the same amount (as part of the current deferred income line). This liability is re-measured at each reporting period with a corresponding impact on the allocation of the transaction price to the performance obligation relating to the drug discovery platform until the time the warrants are approved and issued.

The issuance of warrant A and initial warrant B was approved by the extraordinary general meeting of shareholders of October 22, 2019. Upon issuance of warrant A and initial warrant B, on October 22, 2019, the part of the contract liability related to warrant A and initial warrant B was reclassified into a financial liability (derivative) measured at fair value through profit or loss in accordance with IFRS 9.

Had management concluded warrant A and warrant B could have been recognized as derivatives upon closing of the transaction changes in the fair value of the derivatives would have been recognized through profit and loss rather than as an adjustment to the transaction price.  This would have resulted in an increase of fair value re-measurement for the warrants by €12.9 million (fair value gain), and a decrease of the deferred income at December 31, 2019 by €28.6 million, resulting in a decrease in revenue recognized in current period by €0.5 million.

As of December 31, 2019, subsequent warrant B is still subject to approval by an extraordinary general meeting of shareholders.

IFRS 15 – Revenue recognition Gilead

Our critical judgments were as follows:

Determination of the total transaction price

▪ In connection with this agreement with Gilead, we recognized a deferred income and an offsetting current financial asset (derivative) of €85.6 million upon signing of the share subscription agreement with Gilead as required under IFRS 9. The deferred income has been added to the transaction price at inception of the agreement because it is considered to be part of the overall consideration received for the three performance obligations.  It has been allocated to the drug discovery platform and will be recognized as revenue over the next ten years.  Had we concluded that the equity subscription should be accounted for as a separate transaction the entire amount of €85.6 million would have been additionally recorded as equity and future revenue reduced by the same amount.

Performance obligation: License on GLPG1690

▪ The transaction price allocated to this performance obligation reflects our assessment of the stand-alone selling price of this performance obligation and was valued based on a discounted cash flow approach including, amongst others, assumptions on the estimated market share and size, peak sales and probability of success. Changes in these assumptions would have impacted the estimate of the stand-alone selling price of this performance obligation.  This would have resulted in a reallocation of the transaction price between this performance obligation, for which revenue is recognized at a point in time, and the drug discovery platform, for which revenue is recognized on a straight-line basis over ten years.

▪ After granting the license for GLPG1690, we share further development costs equally with Gilead. Gilead is not assessed as a customer but as a collaboration partner, as such this part of the collaboration is not in scope of IFRS 15. Any cost reimbursement from our collaboration partner is not recognized as revenue but accounted for as a decrease of the related expenses. Had management concluded that the transaction was within scope of IFRS 15, the reimbursement from our collaboration partner for the year ended December 31, 2019 of €17.7 million would have been presented as revenue instead of an offset of the related expenses.

Performance obligation: Filgotinib amendment

▪ The standalone selling price of the Filgotinib amendment was determined through the cost-plus-margin approach.  Management estimated that an appropriate margin is indirectly embedded in the increased involvement in the global strategy of filgotinib and the broader commercialization role in the Benelux and EU5 countries. Had a different margin been estimated the transaction price allocated to the performance obligation from the filgotinib amendment would have been different with a corresponding adjustment to the revenue allocated to the drug discovery platform. This would have resulted in a reallocation of revenue between current periods and future periods, given the transaction price allocated to the performance obligation from the filgotinib amendment will be recognized over a shorter period as compared to the 10-year recognition pattern of the transaction price allocated to the drug discovery platform.

Financing component

There are two performance obligations determined in the agreement with Gilead for which the period between the transfer of the promised goods/services to Gilead and the payment of the underlying consideration by Gilead exceeds one year, being the performance obligation relating to the platform and the performance obligation resulting from the filgotinib amendment. Although the consideration paid for the platform will be recognized over a period of 10 years as from receipt of the funds, management concluded not to consider any financing component for this performance obligation as the granting of an exclusive access and option rights on day one is the predominant value of the drug discovery platform performance obligation. As a consequence, management has considered it is only appropriate to adjust the part of the transaction price that was allocated to the filgotinib performance obligation, for the time value of money. Had no financing component been applied for the performance obligation resulting from the filgotinib amendment, this would have resulted in a decrease of €6.9 million in interest expenses, a decrease in revenue recognition of €11.8 million and a decrease in current and non-current deferred income of €4.9 million for the year ended December 31, 2019.

New standards and interpretations applicable for the annual period beginning on January 1, 2019

As of January 1, 2019 we adopted IFRS 16 – Leases, in accordance with the transitional provisions of IFRS 16, using the modified retrospective approach and did not restate prior year comparatives. The impact of the adoption of this new standard is disclosed in “Note 3-Significant accounting policies” in our consolidated financial statements appended to this annual report.

Standards issued but not yet effective

A number of new standards are effective for annual periods beginning on or after January 1, 2020 with earlier adoption permitted. However we have not early adopted new or amended standards in preparing our consolidated financial statements. Of the standards that are not yet effective, we expect no standard to have a material impact on our financial statements in the period of initial application.

•	IFRS 17 Insurance contracts (applicable for annual periods beginning on or after 1 January 2021, but not yet endorsed in the EU)
•	Amendments to References to the Conceptual Framework in IFRS Standards (applicable for annual periods beginning on or after 1 January 2020)
•	Definition of a Business (Amendments to IFRS 3) (applicable for annual periods beginning on or after 1 January 2020, but not yet endorsed in the EU)

•	Definition of Material (Amendments to IAS 1 and IAS 8) (applicable for annual periods beginning on or after 1 January 2020)
•	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform (applicable for annual periods beginning on or after 1 January 2020)
•

Amendments to IAS 1 Presentation of Financial Statements: Classification of liabilities as current or non-current (applicable for annual periods beginning on or after 1 January 2022, but not yet endorsed in the EU)

A.	Operating results

Comparison of years ended December 31, 2019 and 2018

The following table summarizes the results of our operations for the years ended December 31, 2019 and 2018, together with the changes to those items.

	Year ended December 31,
	2019	2018	% Change
	(Euro, in thousands, except per share data)
Revenues	€844,985	€288,836	193%
Other income	50,905	29,009	75%
Total revenues and other income	895,890	317,845	182%

Research and development expenses	(427,320)	(322,875)	32%
General and administrative expenses	(73,701)	(35,631)	107%
Sales and marketing expenses	(24,577)	(4,146)	493%
Total operating expenses	(525,597)	(362,652)	45%

Operating income/loss (-)	370,292	(44,807)	(926%)

Fair value re-measurement of share subscription agreement and warrants	(181,644)	—
Other financial income	21,482	18,335	17%
Other financial expenses	(60,071)	(2,737)	2095%

Income/loss (-) before tax	150,060	(29,209)	(614%)

Income taxes	(214)	(50)	329%

Net income/loss (-)	€149,845	€(29,259)
Net income / loss (-) attributable to:
Owners of the parent	149,845	(29,259)
Basic income/loss (-) per share	€2.60	€(0.56)
Diluted income/loss (-) per share	€2.49	€(0.56)

Revenues

	Year ended December 31,
	2019	2018	% Change
	(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees	€812,058	€196,486	313%
Milestone payments	2,878	73,394	(96%)
Reimbursement income	19,900	8,722	128%
Other revenues	10,150	10,233	(1%)
Total revenues	€844,985	€288,835	193%

A summary of the accounting treatment of the Gilead collaboration is given below:

Collaboration with Gilead

On July 14, 2019 we and Gilead announced that we had entered into a 10-year global research and development collaboration. Through this agreement, Gilead gained exclusive access to our innovative portfolio of compounds, including six molecules currently in clinical trials, more than 20 preclinical programs and a proven drug discovery platform. We refer to note 2 of our consolidated financial statements ‘Summary of significant transaction’ for more detailed information.

As part of this deal, our existing license and collaboration agreement for filgotinib with Gilead was also amended under this revised filgotinib agreement, we have greater involvement in filgotinib’s global strategy and participate more broadly in the commercialization of the product in Europe, providing the opportunity to build a commercial presence on an accelerated timeline.

We concluded as follows:

Determination of the total transaction price

•

In connection with this agreement with Gilead, we recognized a deferred income and an offsetting current financial asset (derivative) of €85.6 million upon signing of the share subscription agreement with Gilead as required under IFRS 9. The deferred income has been added to the transaction price at inception of the agreement because it is considered to be part of the overall consideration received for the three performance obligations.

•

We considered that the transaction price included a premium paid by Gilead (through the upfront payment) to acquire warrants (warrant A and warrant B) in the future, upon approval by the shareholders. We measured both warrants at fair value and recognized a warrant issuance liability at closing of the transaction for the same amount (as part of the current deferred income line). This liability is re-measured at each reporting period with a corresponding impact on the allocation of the transaction price to the performance obligation relating to the drug discovery platform.

Financing component

•

There are two performance obligations determined in the agreement with Gilead for which the period between the transfer of the promised goods/services to Gilead and the payment of the underlying consideration by Gilead exceeds one year, being the performance obligation relating to the drug discovery platform and the performance obligation resulting from the filgotinib amendment. Although the consideration paid for the drug discovery platform will be recognized over a period of 10 years as from receipt of the funds, management concluded not to consider any financing component for this performance obligation as the granting of an exclusive access and option rights on day one is the predominant value of the drug discovery platform performance obligation. As a consequence, management has considered it is only appropriate to adjust the part of the transaction price that was allocated to the filgotinib performance obligation, for the time value of money.

License on GLPG1690

•

The transaction price allocated to this performance obligation reflects our assessment of the stand-alone selling price of this performance obligation and was valued based on a discounted cash flow approach including, amongst others, assumptions on the estimated market share and size, peak sales and probability of success.

•

This performance obligation is completely satisfied at December 31, 2019. As such, future milestones (other than sales based milestones) payments will be included and recognized in the transaction price to the extent that it is highly probable that a significant reversal of revenue will not occur. Future royalties will be recognized as revenue as the subsequent underlying sales occur.

•

After granting the license for GLPG1690, we will share Phase 3 costs equally with Gilead. Any cost reimbursement from Gilead is not recognized as revenue but accounted as a decrease of the related expenses.

Filgotinib amendment

•

There is one single performance obligation under IFRS 15: the transfer of a license combined with performance of R&D activities. This is because we considered that the license is not distinct in the context of the contract.

•

The standalone selling price of the filgotinib amendment was determined through the cost-plus-margin approach.  Management estimated that an appropriate margin is indirectly embedded in the increased involvement in the global strategy of filgotinib and the broader commercialization role in the Benelux and EU5 countries.

•

The transaction price is currently composed of a fixed part, being an upfront license fee and a variable part, being milestone payments and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement to the extent that it is highly probable that a significant reversal of revenue will not occur. Sales based milestones and sales based royalties are a part of the arrangement but are not yet included in our revenues as our program is still in Phase 3 of development.

•

Revenues are recognized over time through satisfaction of the performance obligation. The "cost-to-cost" input model is applied to measure the progress of the satisfaction of this performance obligation. The predetermined level of costs has increased compared to the original agreement and as a result, the percentage of completion has decreased leading to the recognition in revenue of a negative cumulative catch-up effect in 2019.

•	We expect to recognize revenues from the current transaction price over time in future periods until satisfaction of this performance obligation based on the cost-to-cost model.

Access rights to the drug discovery platform, option rights and R&D activities

•

The revenue allocated to the drug discovery platform will be recognized over time as Gilead receives exclusive access to our drug discovery platform and option rights on our current and future pipeline as well as R&D activities during the collaboration term. Management concluded that an equal spread over the collaboration period is the most reliable and appropriate recognition method.

•

Management assessed the appropriate period over which to recognize the drug discovery platform revenue to be 10 years. This is because we granted exclusive rights over a 10-year period. However, if at the end of the 10-year period, some programs in existence as of this time would have reached the clinic (i.e. IND filed with regulatory authorities), the rights for those specific programs may be extended, for a maximum of three years. We will reassess this critical estimate at each year-end based on the evolution of our pipeline.

The transaction price received from Gilead in connection with the Option, License and collaboration agreement signed on July 14, 2019, of €3,569.8 million ($3.95 billion) and the impact of the initial valuation of the derivative financial instrument triggered by the share subscription agreement with Gilead of €85.6 million were allocated to the performance obligations identified as follows:

(Euro, in thousands)
Allocation of transaction price
Upfront received	€3,569,815
Impact initial valuation of share subscription	85,601
3,655,416
Less :
Warrants issuance liabilities
Warrant A	(43,311)
Initial warrant B	(2,545)
Subsequent warrant B	(16,184)
3,593,376
Allocation to performance obligations
GLPG1690	666,967
Filgotinib additional consideration (1)	641,663
Drug discovery platform (10 years)	€2,284,747

(1) With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component estimated to €44.5 million reflecting the time value of money on the estimated recognition period.

On the closing date of the transaction (August 23, 2019) we concluded that the upfront payment implicitly included a premium for the future issuance of warrant A and initial and subsequent warrant B. The expected value of the warrants to be issued is treated as a contract liability ("warrant issuance liability") and reducing the transaction price until approval date of the issuance of the underlying warrant. As from approval date, the allocation of the upfront payment to the respective warrant becomes fixed and future changes in the fair value of the respective warrant will be recognized in profit or loss. As such, the part of the upfront payment allocated to the warrant A and initial warrant B reflects the fair value of these financial liabilities at the warrant approval date (October 22, 2019). The value allocated to the subsequent warrant B reflects the fair value of the underlying liability at December 31, 2019 since this warrant is not yet approved for issuance.

The following table summarizes details of revenues for the years ended December 31, 2019 and 2018 by collaboration and by category of revenue: upfront payments and license fees, milestone payments, reimbursement income, and other revenues.

	Over time	Point in time	2019	2018
			(Euro, in	(Euro, in
			thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€812,058	€196,486
Gilead collaboration agreement for GLPG1690			666,968	-
Gilead collaboration agreement for filgotinib (1)			62,602	96,809
Gilead collaboration agreement for drug discovery platform			80,918	-
AbbVie collaboration agreement for CF			1,569	52,176
Novartis collaboration agreement for MOR106			-	47,500

Milestone payments			2,878	73,394
Gilead collaboration agreement for filgotinib (1)			(21,187)	27,623
AbbVie collaboration agreement for CF			24,065	36,771
Servier collaboration agreement for osteoarthritis			-	9,000

Reimbursement income			19,900	8,722
Novartis collaboration agreement for MOR106			19,177	7,718
AbbVie collaboration agreement for CF			723	989
Other reimbursement income			-	16

Other revenues			10,150	10,233
Fee-for-services revenues			10,084	10,170
Other revenues			66	63
Total revenues			€844,985	€288,836

(1) Following the contract amendment, the revenue recognized for filgotinib included a negative catch-up effect at closing date of €245.9 million, resulting from the decrease in the percentage of completion applied to previously received upfront and milestones for that program.

Recognition of non-refundable upfront payments and licence fees increased mainly due to the one time recognition of €667.0 million of the upfront payment from Gilead allocated to the IPF program on GLPG1690. We recognize the consideration from Gilead allocated to the drug discovery platform on a linear basis over 10 years, of which we already recognized  €80.9 million in 2019. Finally, considering the recalculated percentage of completion of the costs incurred compared to the new increased, joint pre-determined level of costs, and related catch-up effect for the previously received upfront due to the revised filgotinib collaboration agreement, we recognized in revenue €62.6 million of the total upfront consideration allocated to filgotinib.

The recalculated percentage of completion and related  catch-up effect at closing of the transaction, for the previously received milestones payments due to the revised filgotinib collaboration agreement negatively affected the over time revenue recognition of the milestones for the year ended December 31, 2019. This was partially offset by a milestone received from AbbVie for the Falcon study fully recognized in revenue in the year ended December 31, 2019.

The outstanding balance of deferred income from the Gilead collaboration agreement at December 31, 2019 amounted to €3,000.3 million. This is composed of €780.3 million for filgotinib that will be recognized in revenue over the next 4 to 5 years and €2,220.0 million for the exclusive access to our drug discovery platform. The latter is composed of €2,203.8 million that will be linearly recognized over the next 10 years and €16.2 million is related to the warrant issuance liability reserved for the subsequent warrant B.

Reimbursement income increased due to higher cost reimbursements in relation with the MOR106 program with Novartis and MorphoSys.

Other income

The following table summarizes our other income for the years ended December 31, 2019 and 2018, together with the changes to those items.

	Year ended December 31,
	2019	2018	% Change
	(Euro, in thousands)
Grant income	€6,549	€1,609	307%
R&D incentives	43,923	26,912	63%
Other income	433	488	(11%)
Total other income	€50,905	€29,009	75%

The majority of the grant income was related to grants from a Flemish agency and the national government, representing approximately 99% of all reported grant income in 2019 (2018: 95%).

The grant income mainly increased due to a grant received in 2019 from the National Institute for Health and Disability Insurance amounting to €5.5 million. This grant aims to incentivize innovative Belgian biotech companies who are performing research and development activities in order to identify new medicines.

In many cases these carry clauses which require us to maintain a presence in the same region for a number of years and invest according to pre-agreed budgets.

R&D incentives income was primarily composed of:

•

Income from an innovation incentive system of the French government, which represented €12.4 million of other income for the year ended December 31, 2019 compared to €9.3 million for the year ended December 31, 2018

•

Income from Belgian R&D incentives with regard to incurred R&D expenses, which represented €21.7 million of other income for the year ended December 31, 2019 compared to €11.3 million for the year ended December 31, 2018

•

Tax rebates on payroll withholding taxes of R&D personnel in Belgium and the Netherlands, representing €9.9 million of other income for the year ended December 31, 2019 compared to €6.3 million for the year ended December 31, 2018

R&D expenditure

The following table summarizes our R&D expenditure for the years ended December 31, 2019 and 2018, together with the changes to those items.

	Year ended December 31,
	2019	2018	% Change
	(Euro, in thousands)
Personnel costs	€(124,260)	€(81,352)	53%
Subcontracting	(249,926)	(197,644)	26%
Disposables and lab fees and premises costs	(23,880)	(25,525)	(6%)
Depreciation	(10,874)	(5,655)	92%
Other operating expenses	(18,380)	(12,699)	45%
Total R&D expenses	€(427,320)	€(322,875)	32%

The R&D expenditure increased reflecting the increase of our investments to advance our R&D programs. This increase was principally due to:

•

Increased R&D personnel costs was explained by an enlarged workforce following the growth in our R&D activities as well as an exceptional bonus following the successful closing of the Gilead transaction.

•

The increase in subcontracting costs was mainly due to increased expenditure in our partnered programs with Gilead, including our increased cost share for filgotinib. Moreover expenditures have further increased as we advance our IPF program, our OA program GLPG1972, our Toledo program and our other programs.

•	Premises costs decreased and depreciation expenses increased due to the accounting treatment related to the adoption of IFRS 16 (effect of IFRS 16 on depreciation expenses amounted to €5.3 million).
•	Other operating expenses increased in line with the increase of the R&D staff.

The table below summarizes our R&D expenditure for the years ended December 31, 2019 and 2018, broken down by program.

	Year ended December 31,
	2019	2018	% Change
	(Euro, in thousands)
Filgotinib program	€(100,032)	€(66,138)	51%
IPF program on GLPG1690	(75,951)	(72,718)	4%
OA program on GLPG1972	(19,958)	(15,751)	27%
Toledo program	(47,204)	(20,967)	125%
CF program	(3,897)	(30,137)	(87%)
AtD program on MOR106	(24,051)	(14,999)	60%
Other programs	(156,227)	(102,165)	53%
Total R&D expenses	€(427,320)	€(322,875)	32%

General and administrative expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2019 and 2018, together with the changes to those items.

	Year ended December 31,
	2019	2018	% Change
	(Euro, in thousands)
Personnel costs and directors fees	€(51,906)	€(25,495)	104%
Depreciation	(1,513)	(513)	195%
Legal and professional fees	(11,775)	(4,284)	175%
Other operating expenses	(8,506)	(5,339)	59%
Total general and administrative expenses	€(73,701)	€(35,631)	107%

The increase in our general and administrative expenses was mainly due to a planned increase in the staff supporting the growth of the company. as well as an exceptional bonus following the successful closing of the Gilead transaction, costs related to RSU plans granted in 2019, and additional legal and professional fees.

Sales and marketing expenses

The following table summarizes our sales and marketing expenses for the years ended December 31, 2019 and 2018, together with the changes to those items.

	Year ended December 31,
	2019	2018	% Change
	(Euro, in thousands)
Personnel costs	€(7,558)	€(2,282)	231%
Depreciation	(61)	—
External outsourcing costs	(15,722)	(1,284)	1125%
Other operating expenses	(1,236)	(580)	113%
Total sales and marketing expenses	€(24,577)	€(4,146)	493%

The increase in our sales and marketing expenses in 2019 is mainly explained by an increase in personnel costs due to recruitments, as well as related increase in outsourcing costs. The latter was mainly due to €8.2 million of expenses relating to our 50/50 cost share mechanism with Gilead for expenses incurred in preparation for the co-promotion activities for filgotinib.

Fair value re-measurement of share subscription agreement and warrants granted to Gilead

Total fair value re-measurement for the year ended December 31, 2019 can be split up as follows:

Year ended December 31, 2019
(Euro, in thousands)
Fair value re-measurement of the share subscription agreement	€(142,350)
Fair value re-measurement of warrant A	(35,642)
Fair value re-measurement of initial warrant B	(3,653)
Total fair value re-measurement of share subscription agreement and warrants	€(181,644)

Gilead share subscription agreement

On August 23, 2019, the closing date of the contract, Gilead made a €960.1 million equity investment in Galapagos NV by subscribing to 6,828,985 new ordinary shares at a price of €140.59 per share, including issuance premium. The equity subscription was accounted for as a financial asset at signing date of the contract on July 14, 2019 and changes in fair value were recorded through profit or loss until closing date, when the financial liability was derecognized.

We recognized a fair value loss of €142.4 million which reflects the increase in the Galapagos share price between signing and closing of the Gilead agreement. On August 23, 2019, the fair value of the financial liability amounting to €56.7 million was derecognized through the share premium account in equity.

Fair value re-measurement of the Gilead share subscription agreement
(Euro, in thousands)
Fair value of financial asset at signing date	€85,601
Change in fair value recorded in profit or loss	(142,350)
Fair value of financial liability at closing date	(56,749)
Derecognition at closing date	56,749
Fair value on December 31, 2019	€—

Gilead warrants A and B

We measured the warrants (warrant A and initial and subsequent warrant B) at fair value and recognized a warrant issuance liability at closing date of the transaction. Upon approval of the issuance of warrant A and initial warrant B on October 22, 2019 (warrant approval date) the variable consideration was re-measured with a corresponding impact on the transaction price allocated to the performance obligation relating to our drug discovery platform, and the warrant issuance liability became a financial liability measured at fair value with changes through profit or loss as from that moment.

Warrant A has been valued using a standard option model (Black & Scholes Merton). The input data used in the model were derived from market observations (volatility, discount rate and share price) and from management estimates (number of shares to be issued, applied discount for lack of marketability). On November 6, 2019 Gilead exercised warrant A and as such increased its ownership in Galapagos to 25.10% of the then outstanding shares. Between the warrant approval date and the exercise of warrant A our share price increased significantly, resulting in a fair value loss of €35.6 million recognized in profit or loss. On November 6, 2019 the related financial liability, amounting to €79.0 million was derecognized through the share premium account in equity.

Management assessed that the financial liability relating to this warrant A had a remaining fair value of €0 million at December 31, 2019 mainly because Gilead further increased its ownership to 25.84% at December 31, 2019.

Fair value re-measurement of the financial instrument related to the issuance of warrant A
(Euro, in thousands)
Fair value of financial liability at warrant approval date	€(43,311)
Change in fair value recorded in profit or loss	(35,642)
Derecognition at warrant A exercise date	78,953
Fair value on December 31, 2019	€—

The issuance of initial warrant B was approved on October 22, 2019 by the extraordinary general meeting of shareholders and is not yet exercised by Gilead at December 31, 2019. The fair value measurement of this financial liability is categorized as level 3 in the fair value hierarchy. Initial warrant B has been valued on the basis of a Longstaff-Schwartz Monte Carlo model. The input data used in the model were derived from market observations (volatility, discount rate and share price) and from management estimates (number of shares to be issued and applied discount for lack of marketability).

The recognized fair value loss of €3.7 million is mainly the result of an increase in the implied volatility of our share price and our share price itself between the warrant approval date and year-end. The fair value of the financial liability related to the initial warrant B amounts to €6.2 million on December 31, 2019.

The financial liability will be re-measured at fair value at each reporting period.

Fair value re-measurement of the financial instrument related to the issuance of initial warrant B
(Euro, in thousands)
Fair value of financial liability at warrant approval date	€(2,545)
Change in fair value recorded in profit or loss	(3,653)
Fair value on December 31, 2019	€(6,198)

The fair value of the financial liability related to the initial warrant B of €6.2 million at December 31, 2019 was presented as current financial instrument, in the section current liabilities, in our consolidated statement of financial position.

Subsequent warrant B is still subject to approval by an extraordinary general meeting of shareholders and is therefore still presented as warrant issuance liability in our deferred income (we refer to note 24 for more information). Subsequent warrant B has been valued on the basis of a Longstaff-Schwartz Monte Carlo model. The input data used in the model were derived from market observations (volatility, discount rate and share price) and from management estimates (number of shares to be issued and applied discount for lack of marketability).

Other financial income and expense

The following table summarizes other financial income and expense for the years ended December 31, 2019 and 2018.

	Year ended December 31,
	2019	2018	% Change
	(Euro, in thousands)
Other financial income:
Interest income	€14,306	€5,219	174%
Effect of discounting long term R&D incentives receivables	93	199	(53%)
Currency exchange gain	850	11,027	(92%)
Fair value gain on financial assets held at fair value through profit or loss	5,355	1,203	345%
Fair value gain on current financial investments	611	—
Gain upon sale of financial assets held at fair value through profit or loss	2	668	(100%)
Other finance income	264	19	1324%
Total other financial income	21,482	18,335	17%

Other financial expenses:
Interest expenses	(1,302)	(780)	67%
Effect of discounting long term deferred income	(6,900)	—
Currency exchange loss	(47,769)	(1,174)	3969%
Fair value loss on current financial investments	(3,700)	—
Other finance charges	(400)	(782)	(49%)
Total other financial expense	(60,071)	(2,737)	2095%

Total net other financial expense (-)/ income	€(38,589)	€15,598	(347%)

The currency exchange loss in 2019 primarily related to a realized currency exchange loss of €34.9 million on the U.S. dollars upfront payment from Gilead (mainly related to the negative hedging effect) and to  €10.6 million of unrealized exchange loss on deposits and current financial investments held in U.S. dollars. We have cash, cash equivalents and current financial investments held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR. Interest expenses were related to interests on term deposits and on lease of buildings and cars.

A net fair value loss on current financial investments of €3.1 million was recorded in 2019. This consists of the effect of the re-measurement at fair value of these investments at the reporting date.

Other financial expense for 2019 also includes €6.9 million of costs linked to the accounting for a financing component embedded in the upfront consideration received from Gilead in connection with the revised agreement for filgotinib.

The decrease in currency exchange gain was due to a currency exchange gain in 2018 of €10.1 million on our cash and cash equivalents held in U.S. dollar. Interest income was related to interests on term deposits and current financial investments.

Net exchange loss amounted to €46.9 million for the year ended December 31, 2019, compared to a net exchange gain of €9.9 million for the year ended December 31, 2018.

For the year ended December 31, 2019, fair value gain on financial assets held at fair value through profit or loss consisted of positive effects from the fair value re-measurement of financial assets classified as equity investments which qualify for level 1 fair value measurement based upon the closing price of such securities at each reporting date.  The fair values loss on the current financial investments reflects the differences between the amounts invested in our money market funds denominated in EUR and their fair value at settlement date or December 31, 2019. These fair value losses are mainly the result of the negative returns on the EUR denominated money market funds.

For more information on currency exchange fluctuations on our business, please see the section of this annual report titled “Item 11—Quantitative and qualitative disclosures about market risk—Foreign exchange risk.”

Income Taxes

The following table summarizes our tax result for the years ended December 31, 2019 and 2018.

	Year ended December 31,
	2019	2018
	(Euro, in thousands)
Current tax	€(1,372)	€(584)
Deferred tax	1,158	535
Income taxes	€(214)	€(50)

Current tax amounted was related to corporate income taxes for subsidiaries operating on a cost plus basis. Deferred tax income related to subsidiaries working on a cost plus basis and to our fee-for-service business. Despite the significant profit before tax incurred in the year ended December 31, 2019, we only recorded a minor tax charge as we made use of the “innovation income deduction” regime in Belgium.

We refer to note 11 of our consolidated financial statements ‘Income taxes’.

Comparison of years ended December 31, 2018 and 2017

We refer to the “item 5 - Operating and financial review and prospects - Financial operations overview” of our year ended December 31, 2018 Form 20-F for the comparison of the years ended December 31, 2018 and 2017.

B.     Liquidity and capital resources

With the exception of the year ended December 31, 2019, we have incurred significant operating losses. We have funded our operations through public and private placements of equity securities, upfront and milestone payments received from pharmaceutical partners under our collaboration agreements, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division. Our cash flows may fluctuate and are difficult to forecast and will depend on many factors. As at December 31, 2019, our current financial investments and cash and cash equivalents amounted to €5,780.8 million. For more information on our policies regarding financial instruments, please see “Note 3—Significant accounting policies—Financial instruments” included in our consolidated financial statements appended to this annual report.

Cash flows

Comparison for the years ended December 31, 2019 and 2018

The following table summarizes the results of our audited consolidated statement of cash flows for the years ended December 31, 2019 and 2018.

	2019	2018	Variance
	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€1,290,796	€1,151,211	€139,584
Net cash flows generated/used (-) in operating activities	3,208,617	(142,466)	3,351,083
Net cash flows used in investing activities	(3,764,660)	(15,914)	(3,748,746)
Net cash flows generated in financing activities	1,335,751	287,876	1,047,875
Transfer to current financial investments (1)	(198,922)	—	(198,922)
Effect of exchange rate differences on cash and cash equivalents	(9,966)	10,089	(20,055)
Cash and cash equivalents at end of the period	€1,861,616	€1,290,796	€570,819

(1) The money market funds were no longer classified as cash equivalents and were transferred to the current financial investments because we no longer used them for meeting short-term cash commitments.

	2019	2018	Variance
	(Euro, in thousands)
Current financial investments at end of the period	€3,919,216	€—	€3,919,216
Cash and cash equivalents at end of the period	1,861,616	1,290,796	570,821
Current financial investments and cash and cash equivalents at end of the period	€5,780,832	€1,290,796	€4,490,037

The net increase of €570.8 million in cash and cash equivalents for the year ended December 31, 2019, consisted of a transfer to current financial investments of €198.9 million, negative unrealized exchange differences of €10.0 million, both compensated by an increase in cash and cash equivalents of €779.7 million. This latter was composed of (i) €3,162.8 million of operational cash flow, of which €3,497.1 million net operational cash inflow from the Gilead collaboration and €334.3 million operational cash burn, (ii) €955.6 million net cash proceeds related to the share subscription by Gilead and €368.0 million cash proceeds related to the exercise of warrant A by Gilead, (iii) €17.2 million of cash proceeds from capital and share premium increase from exercise of warrants in 2019, less (iv) the net increase in current financial investments of €3,723.9 million.

The operational cash burn/cash flow is defined as the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

i. the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated/used (–) in financing activities

ii.the net proceeds or cash used, if any, in acquisitions or disposals of businesses; the movement in restricted cash and movement in current financial investments, if any, included in the net cash flows generated/used (–) in investing activities.

This alternative performance measure is in our view an important metric for a biotech company in the development stage.

The following table presents a reconciliation of operational cash flow, net cash inflow from the Gilead transaction and the operational cash burn adjusted for this transaction, to the closest IFRS measures, for each of the periods indicated:

	2019	2018
	(Euro, in thousands)
Increase in cash and cash equivalents (excluding effect of exchange differences)	€779,710	€129,497
Less :
Net proceeds from capital and share premium increases	(1,340,842)	(287,881)
Increase in current financial investments	4,787,284
Decrease in current financial investments	(1,063,344)
Total operational cash flow/cash burn (-)	3,162,809	€(158,384)
Upfront consideration received from Gilead	3,569,815
Realized exchange loss on Gilead upfront	(34,853)
Costs associated to the transaction with Gilead	(37,849)
Net operational cash proceeds from the Gilead transaction	3,497,113
Operational cash burn adjusted for Gilead transaction	€(334,304)

The increase in net cash flow generated/used (-) in operating activities for the year ended December 31, 2019, is primarily explained by the upfront payment of €3,569.8 million received from Gilead.

The increase in net cash used in investing activities for the year ended December 31, 2019,  can be primarily explained by the net increase of €3,723.9 million in our current financial investments. In addition investments in (in)tangible fixed assets increased from €13.7 million for the year ended December 31, 2018 to €45.7 million for the year ended December 31, 2019.

The net cash inflow from financing activities for the year ended December 31, 2018, can primarily be attributed to €280.2 million of net new funds from the U.S. follow-on public offering on the Nasdaq Global Select Market on September 17, 2018. The net cash inflow from financing activities for the year ended December 31, 2019, can primarily be attributed to €955.6 million of net new funds from the share subscription by Gilead and €368.0 million from the exercise of warrant A by Gilead. In addition, proceeds received on exercises of warrants contributed to cash generated by financing activities for the years ended December 31, 2018 and 2019 for respectively €7.7 million and €17.2 million.

Comparison for the years ended December 31, 2018 and 2017

We refer to the “item 5 - Operating and financial review and prospects - Financial operations overview” of our year ended December 31, 2018 Form 20-F for the comparison of the years ended December 31, 2018 and 2017.

Cash and funding sources

The table below summarizes our sources of equity financing, excluding warrant exercises, for the years ended December 31, 2019 and 2018.

Private placement
(Euro, in thousands)
2018	€280,224
2019	1,323,675
Total sources of equity financing	€1,603,899

On September 17, 2018, we completed a public offering in the United States of 2,961,373 new ordinary shares in the form of ADSs at a price of $116.50 per ADS, before underwriting discounts. We received €296.2 million of gross proceeds, decreased by €16.0 million of expenses. The total net cash proceeds from the public offering amounted to €280.2 million.

On August 23, 2019, Gilead subscribed to 6,828,985 new ordinary shares at a price of €140.59 per share. We received €960.1 million of gross proceeds, decreased by €4.4 million of expenses, which was all paid at December 31, 2019. The total net cash proceeds from this share subscription by Gilead amounted to €955.6 million. On November 6, 2019, Gilead exercised warrant A and subscribed to 2,617,791 new ordinary shares  at a price of €140.59 resulting in net proceeds of €368.0 million As of December 31, 2019, we had no long-term debt, except for lease liabilities.

Our ongoing financial commitments are listed in the section of this annual report titled “Item 5.F.—Tabular disclosure of contractual obligations” and mainly consist of purchase commitments.

Payment of dividends by subsidiaries

The amount of dividends payable by our subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate.

Of our current financial investments and cash and cash equivalents held outside of our Belgian entities as of December 31, 2019 and 2018, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law was in each case immaterial.

Funding requirements

Based on conservative assumptions, that may prove to be wrong, we believe that our existing current financial investments and cash and cash equivalents will enable us to fund our operating expenses and capital expenditure  requirements for the coming years and at least for a period of 12 months.

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

Capital expenditures

Our commitments for capital expenditures as of December 31, 2019 amounted to €3.2 million.

Our capital expenditures amounted to €45.7 million and €13.7 million for the years ended December 31, 2019 and 2018 respectively.

In 2019, our capital expenditures consisted of €15.1 million for land and building additions, laboratory and computer and other equipment for €6.4 million,  €23.3 million of intangible assets related to activated contract costs (€15.4 million), license fees (€2.4 million) and software development (€5.5 million).

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

C.     Research and development, patents and licenses, etc

For a discussion of our R&D activities, see “Item 4.B.—Business Overview” and “Item 5.A.—Operating Results.”

D.     Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business overview,” “Item 5.A.—Operating results,” and “Item 5.B.—Liquidity and capital resources.”

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

In December 2015, we entered into a license and collaboration agreement to co-develop filgotinib with Gilead in rheumatoid arthritis, Crohn’s disease, ulcerative colitis and other indications. Due to the revised license and collaboration agreement related to filgotinib signed in July 2019, we are responsible for funding 50% of the associated global development costs of the program. We have retained a mechanism to give us cost protection as we are no longer obliged to bear any further costs if they exceed the joint predetermined level.

In addition, we are eligible to receive $640 million in development and regulatory milestones, sales-based milestone payments of up to $600 million and tiered royalties ranging from 20-30% payable in territories outside of Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. In addition, we achieved two milestones in December 2019 totaling $30 million.

As a result of the Option, License and Collaboration agreement signed with Gilead in July 2019, we share further development costs for GLPG1690 equally with Gilead. We are also entitled to an additional milestone for GLPG1690 upon approval in the United States and we are eligble to receive tiered royalties ranging from 20-24% on net sales of GLPG1690 by Gilead in all countries outside Europe.

As explained in the summary of the significant transaction in note 2 to our consolidated financial statements, Gilead received exclusive option rights to acquire a license on compounds. Exercising such an option would trigger an opt-in payment, a 50-50 cost share mechanism for the future development activities, development and sales milestones and royalties.

F.     Tabular disclosure of contractual obligations

We have certain purchase commitments with contract research organization subcontractors and with Gilead principally. Future events could cause actual payments to differ from these estimates. On December 31, 2019, we had outstanding obligations for purchase and lease commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(Euro, in thousands)

Leases	€26,353	€6,189	€11,495	€4,825	€3,844
Purchase commitments	251,670	175,006	70,675	5,989	—
Total contractual obligations & commitments	€278,023	€181,194	€82,171	€10,814	€3,844

At December 31, 2019 we were committed to two leases which have not yet started. The total future cash outflows for leases that had not yet commenced were as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(Euro, in thousands)

Lease commitments not yet commenced	€8,986	€5,793	€1,502	€1,502	€188

Additionally, we have engaged a property developer for the construction of the new building in Leiden (The Netherlands).

In addition to the tables above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib, which is disclosed under the sections of this annual report titled “Item 5–Operating and Financial Review and Prospects.–Collaboration and Alliance Agreements–Option, License and  Collaboration Agreement with Gilead”, and “Item 7.B.–Related Party Transactions.–Transaction with Major Shareholder”. The contractual cost sharing commitment amounted to €614.1 million at December 31, 2019 (€74.0 million at December 31, 2018), for which we have direct purchase commitments of €27.5 million at December 31, 2019 (€20.3 million at December 31, 2018) reflected in the tables above.

The table above does not include pension liabilities, non-current deferred income and other non-current liabilities.

We provide retirement benefit plans for all of our qualifying employees. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations and other provisions for employees. At December 31, 2019 the net liability for such obligations amounted to €8.3 million (€3.8 million at December 31, 2018).

Non-current deferred income was €2,586.3 million at December 31, 2019 (nil at December 31, 2018). This year’s amount related to the upfront payment received from Gilead in August 2019 and the recognition of a deferred income upon signing of the share subscription agreement with Gilead in July 2019. See note 24 to the consolidated financial statements.

Other non-current liabilities amounted to €7.0 million at December 31, 2019 (€1.6 million at December 31, 2018) and primarily related to deferred management bonuses and RSU plans granted in 2019. The executive committee members, together with other senior managers, are eligible to receive bonuses under the Senior Management Bonus Scheme. Pursuant to the rules of the Senior Management Bonus Scheme, 50% of the bonus is paid immediately around year-end and the payment of the remaining 50% is deferred for three years. The deferred 50% component is dependent on the Galapagos share price change relative to the Next Biotech Index (which tracks Euronext-listed biotech companies). See notes 3 and 23 to the consolidated financial statements. Executive committee members and other employees were granted RSU’s in 2019. An RSU is a grant that takes the form of a promise that employees will receive Galapagos stock in the future and it will be payable, at the company’s discretion in cash or in shares, upon completion of a certain vesting period. Each RSU reflects the value of one Galapagos share. The RSU’s are measured based on the average share price over the 30-calendar day period preceding the measurement date. We recognize the corresponding expense and liability over the vesting period. The fair value of the liability is re-measured at each reporting date because currently it is management’s intention to settle the RSU’s in cash.

G.     Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6   Directors, senior management and employees

A.     Directors and senior management

Our Board of Directors

Under the New Belgian Companies Code, the executive committee in accordance with article 524bis of the Belgian Companies Code has been abolished. The New Belgian Companies Code introduces (among other things) a two-tier system, with two new governance bodies: the supervisory board and the management board. The supervisory board is responsible for the general policy and strategy of the company and has all powers which are specifically reserved for it under the New Belgian Companies Code. The supervisory board also supervises the management board. The management board exercises all powers which are not reserved for the supervisory board in accordance with the New Belgian Companies Code.

In light of the New Belgian Companies Code, the Belgian Corporate Governance Committee adopted a new Corporate Governance Code (the “2020 Belgian Corporate Governance Code“) (which can be consulted on www.corporategovernancecommittee.be). The 2020 Belgian Corporate Governance Code was published on May 9, 2019. The 2020 Belgian Corporate Governance Code applies compulsorily to reporting years beginning on or after  January 1, 2020. Our board of directors has adopted the 2020 Belgian Corporate Governance Code for the reporting period beginning on January 1, 2020. Subject to approval of the new articles of association by the extraordinary shareholders‘ meeting of April 28, 2020, our board of directors will approve an updated corporate governance charter. Each reference in this report to the Belgian Corporate Governance Code is still a reference to the 2009 Belgian Corporate Governance Code, unless where expressly stated differently.

The 2020 Belgian Corporate Governance Code requires companies to make an explicit choice for one of the governance structures provided for in the New Belgian Companies Code. The board of directors invites the shareholders of Galapagos NV to approve the introduction of a two-tier governance structure in the extraordinary shareholders’ meeting, to be held on April 28, 2020.

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

The following table sets forth certain information with respect to the current members of our board of directors, including their ages, as of December 31, 2019:

Name	Age	Date service began in current term	Date of expiration of current term (1)	Position(s)
Onno van de Stolpe	60	2017	2021	Director and Chief Executive Officer
Raj Parekh, MA, Dphil (2)	59	2017	2021	Chairman of the board of directors
Howard Rowe, JD (2)(3)	50	2018	2022	Director
Katrine Bosley (2)	51	2017	2021	Director
Mary Kerr, Ph.D. (3)	58	2016	2020	Director
Peter Guenter (3)	57	2019	2023	Director
Daniel O'Day	55	2019	2023	Director
Linda Higgins	57	2019	2023	Director

(1)	The term of the mandates of the directors will expire immediately after the annual shareholders’ meeting held in the year set forth next to the director’s name.
(2)	Member of the nomination and remuneration committee.
(3)	Member of the audit committee.

The nomination and remuneration committee has nominated Elisabeth Svanberg to be appointed as a  director. Our shareholders will vote on Elisabeth Svanberg’s nomination at the annual shareholders’ meeting to be held on April 28, 2020.

The address for our directors is Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

Our board of directors has determined that five out of eight of the members of the board are independent under the Nasdaq Stock Market listing requirements and that four out of eight of the members of the board of directors are independent under Belgian law.

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

Rajesh Parekh, MA, DPhil has served as the Chairman of our board of directors since 2004. Dr. Parekh is a General Partner at Advent Life Sciences LLP, which he joined in 2006. During an academic career at Oxford University, he co-founded Oxford GlycoSciences PLC, where he served as Chief Scientific Officer and Chief Executive Officer from 1988 until its sale to Celltech Group PLC (now UCB SA) in 2003. He has founded or served on the boards of several life sciences companies in the United States and Europe including Avila Therapeutics, Inc.; EUSA Pharma (Europe) Limited; Biocartis NV; Amsterdam Molecular Therapeutics (AMT) Holding NV (now uniQure); Aura, Inc.; Itara Ltd.;  Cellnovo SA; Artax, Inc.; and Project Paradise Limited. He was also a member of the Supervisory Board of the Novartis Venture Fund. Dr. Parekh currently serves as a member of the board of directors of Advent Venture Partners; Advent Life Sciences LLP; Aleta, Inc.; Alpha Anomeric SA; Amphista Therapeutics Ltd.; Arrakis, Inc.; Aura Biosciences; Capella BioSciences Ltd.; Levicept Limited; PE Limited; Pheno Therapeutics Ltd.; Tridek-One Therapeutics SAS; and Zikani, Inc. He received his MA in Biochemistry and DPhil in Molecular Medicine from the University of Oxford, where he has also been a Senior Research Fellow and Professor.

Werner Cautreels, Ph.D. served as a member of our board of directors from 2009 until his mandate as a member of our board of directors ended as of April 30, 2019.  Dr. Cautreels was the President, Chief Executive Officer and member of the board of Selecta Biosciences, Inc. from 2010 until December 2018. He is a co-founder and board member of Accoy Pharmaceuticals since 2016. Previously, Dr. Cautreels joined Solvay Pharmaceuticals SA in 1998 where he was Global Head of R&D and later Global Chief Executive Officer from 2005 onwards, until it was acquired by Abbott Laboratories Inc. in February 2010. Prior to joining Solvay he was employed by Sanofi SA, Sterling Winthrop, Inc. and Nycomed Amersham PLC in a variety of R&D management positions in Europe and in the United States from 1979 to 1998. Dr. Cautreels was a director of Innogenetics NV and ArQule, Inc. from 1999 until 2006 and of Seres Therapeutics Inc. from 2012 until 2016. He was the President of the Belgian-Luxemburg Chamber of Commerce for Russia and Belarus until June 2010. He graduated from the University of Antwerp, with a Doctorate in Chemistry, specializing in mass spectrometry. He received his management and financial education from the Harvard Business School.

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

Katrine Bosley has served as a member of our board of directors since 2013. Ms. Bosley served as the President, Chief Executive Officer and member of the board of directors of Editas Medicine, Inc. from June 2014 to March 2019. Prior to joining Editas, Ms. Bosley was the Entrepreneur-in-Residence at The Broad Institute from 2013 to 2014. From 2009 to 2012, Ms. Bosley was President, Chief Executive Officer and member of the board of directors of Avila Therapeutics, Inc., which was acquired by Celgene Corporation in 2012. Ms. Bosley served as President, Celgene Avilomics Research at Celgene in 2012. Prior to her time at Avila Therapeutics, Ms. Bosley was Vice President, Strategic Operations at Adnexus, a Bristol-Myers Squibb R&D Company, and was Vice President, Business Development at Adnexus Therapeutics, Inc. before that. Ms. Bosley joined Adnexus Therapeutics from Biogen Idec, Inc. where she had roles in business development, commercial operations and portfolio strategy in the United States and Europe. Ms. Bosley graduated from Cornell University with a B.A. in Biology. Ms. Bosley currently serves on the boards of Genocea Biosciences, Inc., and of the Massachusetts Eye and Ear Institute. Ms. Bosley also serves as chairman of the board of Arrakis Therapeutics.

Christine Mummery, Ph.D. served as a member of our board of directors from September 30, 2015 until her mandate as a member of our board of directors ended as of April 30, 2019. Dr. Mummery has served as a Professor of Developmental Biology and Chair of the Department of Anatomy and Embryology at the Leiden University Medical Centre (LUMC) since 2008 and a Professor of Vascular Modelling at the Technical University of Twente in the Netherlands since September 2015. In 2007, she was a Radcliffe fellow at the Harvard Stem Cell Institute and Massachusetts General Hospital when human-induced pluripotent stem cells were being developed, and she was the first to derive these from patients in the Netherlands. In 2002, she became a Professor at the Utrecht University Medical Centre in the Netherlands. She was a postdoctoral fellow from 1981 to 1984 at the Hubrecht Institute in Utrecht, where she later also served as a staff scientist and group leader until 2008. Dr. Mummery obtained her B.S. in Physics, Electronics, and Mathematics at the University of Nottingham and her Ph.D. in BioPhysics at London University in the United Kingdom. Her primary research focus is currently the development and use of stem cells in cardiovascular development and disease. She served on the Ethical Councils of the Dutch Ministry of Health, is member of the Royal Netherlands Academy of Arts and Sciences (KNAW), the KHMW, editor of the Cell Press journal Stem Cell Reports, (vice) president of the International Society for Stem Cell Research and past-president of the International Society of Differentiation. She was co-founder of Pluriomics BV (now Ncardia BV). In addition, she chairs the executive board of the Institute for human Organ and Disease Model Technologies (hDMT), a non-profit R&D institute of which the LUMC is a founding partner. She is a review committee member of the European Research Council, the Leducq Foundation, the Wellcome Trust (ad hoc) and the Heineken Jury Prize (KNAW). She is further on the scientific advisory boards of the Gurdon Institute (Cambridge, UK), Stem Cell Australia and the Allen Institute, Seattle.

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

Peter Guenter has served as a member of our board of directors since April 30, 2019. Mr. Guenter has been Chief Executive Officer of Almirall since October 1, 2017. Prior to joining Almirall, he worked at Sanofi for 22 years, most recently as Executive Vice President Diabetes and Cardiovascular Global Business Unit. During his tenure at Sanofi, he held many senior positions including Vice President Eastern Europe and Northern Europe, Vice President Business Management and Support, General Manager Germany, Senior Vice President Europe, Executive Vice President Global Commercial Operations and Executive Vice President General Medicine and Emerging Markets. He was a member of Sanofi’s Executive Committee from 2013 till August 2017. Before joining Sanofi, he held different positions in sales and marketing at Smith Kline and Ciba Geigy. Mr. Guenter is currently also a member of the board of the European Federation of Pharmaceutical Industries and Associations (EFPIA). He is a Belgian citizen and holds a Master’s Degree in Physical Education from the Faculty of Medicine and Health Sciences, University of Ghent.

Daniel O’Day has served as a member of our board of directors since October 22, 2019. Daniel O’Day joined Gilead in 2019 to lead the biopharmaceutical company, which has more than 11,000 employees around the world. Prior to Gilead, Mr. O’Day served as the chief executive officer of Roche Pharmaceuticals. His career at Roche spanned more than three decades, during which he held a number of executive positions in the company’s pharmaceutical and diagnostics divisions in North America, Europe and Asia. During his time at Roche, Mr. O’Day demonstrated vision and leadership, helping to engineer the acquisitions of Flatiron Health and Foundation Medicine in 2018. He served as a member of the company’s Corporate Executive Committee, as well as on a number of public and private boards, including Genentech. Mr. O’Day is currently the Chairman and Chief Executive Officer of Gilead Sciences, Inc. and a member of the board of directors of Pharmaceutical Research and Manufacturers of America (PhRMA). Mr. O’Day is a US citizen and holds a bachelor’s degree in biology from Georgetown University and an MBA from Columbia University in New York.

Linda Higgins, Ph.D. has served as a member of our board of directors since October 22, 2019. Linda Slanec Higgins, Ph.D., joined Gilead Sciences, Inc. in 2010 and is currently Sr. Vice President Research, External Innovation. In her first nine years at Gilead she led Biology, significantly expanding the therapeutic area scope and capabilities of the department. She previously served as the President & CEO of InteKrin Therapeutics and as Head of Research at Scios, Inc., a Johnson & Johnson company, where she provided leadership for drug discovery, preclinical development, and translational medicine. Dr. Higgins is passionate about biopharmaceutical discovery and development, and has been dedicated to excellence in applied scientific research since 1991. She has led projects and departments in multiple therapeutic areas including CNS, fibrosis, inflammation, cardiovascular, virology, and oncology. Dr. Higgins built many of these as new areas at Scios and Gilead. Dr. Higgins is a US citizen and earned an A.B. in Behavioral Physiology from Kenyon College, a Ph.D. in Neurosciences from the University of California, San Diego School of Medicine, and completed postdoctoral training in Molecular Genetics at the Howard Hughes Medical Institute at the University of California, Berkeley. She has authored over 50 original peer reviewed scientific papers and invited reviews and is an inventor on over a dozen patents.

Elisabeth Svanberg, MD, Ph.D. has been nominated by or nomination and remuneration committee to join our board of directors subject to shareholder’s approval at the annual shareholders’ meeting to be held on April 28, 2020. Dr. Svanberg received her MD and PhD from the University of Gothenburg, Sweden and is a board certified general surgeon and associate professor of surgery. She joined Serono International in 2000, initially in the field of metabolism and subsequently held roles of increasing responsibilities before joining Bristol Myers Squibb (BMS) in the United States in 2007. At BMS, Dr. Svanberg served as development leader for a first in class novel diabetes medicine and subsequently as Head of Medical Affairs for the Intercontinental region. In 2014, Dr. Svanberg joined Janssen Pharmaceuticals (a Johnson & Johnson Company) as Vice President, Head of the Established Products group managing a portfolio of 90 products, used by an estimated 150 million patients globally. Since 2016, Dr. Svanberg serves as the Chief Development Officer at Ixaltis SA, a specialty pharmaceutical company developing proprietary therapeutics to treat genitourinary (GU) disorders with unmet medical need. Dr. Svanberg serves as a non-executive director on the board of PledPharma (since 2017) and Swedish Orphan Biovitrum (SOBI, since 2018).

Executive Committee

Our board of directors has established an executive committee in accordance with article 524bis of the Belgian Companies Code. The executive committee will continue to exist until approval by our shareholders of the amendment of our articles of association, implementing certain provisions of the New Belgian Companies Code. Such approval is on the agenda of our extraordinary shareholders’ meeting, to be held on April 28, 2020. The following table sets forth certain information with respect to the members of our executive committee as of December 31, 2019:

Name	Age	Position(s)
Onno van de Stolpe	60	Chief Executive Officer
Piet Wigerinck, Ph.D.	55	Chief Scientific Officer
Bart Filius, MBA	49	Chief Financial Officer & Chief Operating Officer
Andre Hoekema, Ph.D.	62	Chief Business Officer
Walid Abi-Saab, MD	54	Chief Medical Officer

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

Bart Filius, MBA has served as our Chief Financial Officer since December 2014 and as our Chief Operating Officer since September 2017. Prior to that, Mr. Filius worked over 13 years at Sanofi SA, where he was the Chief Financial Officer of Sanofi Europe during the last three years. Earlier at Sanofi, Mr. Filius was the Country Manager and Chief Financial Officer of Sanofi in the Netherlands. Before that, he was Vice President for Mergers & Acquisitions, during which time Mr. Filius led and completed the divestiture of various franchises. Prior to joining Sanofi, he was a strategy consultant at Arthur D. Little. Mr. Filius has an MBA degree from INSEAD and a bachelor’s degree in business from Nyenrode Business University. In May 2019, Mr. Filius was elected as non-executive director in the supervisory board of ProQR NV.

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

Walid Abi-Saab, MD joined Galapagos as Chief Medical Officer in March 2017. Dr. Abi-Saab drives the overall medical strategy of the company and is responsible for late stage clinical development and operations, medical and regulatory affairs, and safety. Previously, Dr. Abi-Saab worked at Shire AG where he held various clinical development leadership roles, most recently as Group Vice President, Global Clinical Development - Therapeutic Area Head, Gastro-intestinal, Endocrinology and Metabolism. Prior to that, he led clinical development activities at Novartis Pharma AG, Abbott Laboratories Inc. and Pfizer Inc., addressing a wide range of therapeutic areas and leading teams throughout the clinical development process. Under his leadership, more than 30 molecules have advanced through clinical development leading to several approvals in the United States,  the EU and Canada. Prior to his pharma roles, Dr. Abi-Saab was Assistant Professor of Psychiatry and Neurosurgery at Yale University Medical School, where he headed their Schizophrenia Research at the Clinical Neuroscience Research Unit and the Neurosurgery Epilepsy Microdialysis Research Program. Dr. Abi-Saab holds an M.D. degree from Université Saint Joseph in Beirut, Lebanon.

Michele Manto has been appointed as Chief Commercial Officer in January 2020. He joined Galapagos in September 2017 as Senior Vice President Commercial Operations to build and lead Galapagos’ commercial organization and capabilities. Previously, Mr. Manto held various commercial leadership roles at AbbVie, most recently as General Manager, Global Marketing Rheumatology and as General Manager in the Netherlands. Prior to this, he led AbbVie’s commercial activities and lauches in rheumatology, gastroenterology and dermatology in Germany and other European countries. He started his professional career as a management and strategy consultant at McKinsey & Company. Mr. Manto holds an MBA from INSEAD and a degree in engineering from the Politecnico of Milan.

Under the Belgian Companies Code, the executive committee exercises the powers delegated to it by the board of directors, such powers not being related to the general strategy of the company or to other actions which are reserved for the board of directors according to legal requirements, articles of association or the corporate governance charter of the company.

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

Under the New Belgian Companies Code, in a two-tier board system, the management board will be competent for all actions that may be necessary or useful for fulfilling the company’s corporate purpose, other than matters reserved by the New Belgian Companies Code for the supervisory board or the shareholders’ meeting. This means that the management board is exclusively empowered for the operational functioning of the company and has all residual powers.

Family relationships

There are no family relationships among any of the members of our executive committee or directors.

B.     Compensation

The aggregate compensation paid and benefits in kind granted by us to our current members of the executive committee and directors, excluding share-based compensation, for the year ended December 31, 2019, was €16,296,039.12. For the year ended December 31, 2019, the total amounts set aside or accrued to provide pension, retirement or similar benefits to our executive committee amounted to €322,566.43.

For a discussion of our employment arrangements with the members of our executive committee and consulting arrangement with our directors, see the section of this annual report titled “Item 7.B.—Related Party Transactions.— Agreements with Our Directors and Members of the Executive Committee.” For more information regarding warrant grants, see “—Warrant Plans” below.

Compensation of our Board of Directors

The remuneration of our directors (other than our chief executive officer) and the grant of warrants to our directors is submitted by our board of directors for approval to the shareholders’ meeting and is only implemented after such approval. The procedure for establishing the remuneration policy and setting remuneration for members of our board of directors is determined by our board of directors on the basis of proposals from the nomination and remuneration committee, taking into account relevant benchmarks from the biotechnology industry. Pursuant to the expected implementation in Belgium of the Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement, or SRD II, the remuneration policy shall also be submitted to a binding vote of our shareholders’ meeting going forward.

The annual shareholders’ meeting of April 30, 2019 determined, upon recommendation of the nomination and remuneration committee, that the compensation (excluding expenses) of the non-executive directors for the exercise of their mandate during the financial year ending December 31, 2019 is as follows: (i) Chairman of the Board (i.e. Raj Parekh): €80,000; (ii) other non-executive board members (i.e., Howard Rowe, Katrine Bosley,  Mary Kerr and Peter Guenter, and until April 30, 2019, Werner Cautreels and Christine Mummery): €40,000 each; (iii) annual additional compensation for membership of a board committee (audit committee: Mary Kerr and Peter Guenter, replacing Werner Cautreels as from June 18, 2019; nomination and remuneration committee: Howard Rowe and Katrine Bosley): €5,000; (iv) annual additional compensation for the chairmanship of a board committee (audit committee: Howard Rowe; nomination and remuneration committee: Rajesh Parekh): €10,000. The same annual shareholders’ meeting granted a power of attorney to our board of directors to determine the total remuneration package of our managing director (CEO) for his management function in Galapagos. The special shareholders’ meeting of October 22, 2019 determined, upon recommendation of the nomination and remuneration committee, that the mandates of the directors representing our shareholder Gilead on the board of directors (i.e. Daniel O’Day and Linda Higgins) would not be remunerated.

The remuneration of the non-executive directors does not contain a variable part; hence no performance criteria apply to the remuneration of the non-executive directors.

The following table sets forth the fees (excluding expenses) received by our non-executive directors for the performance of their mandate as a board member, during the year ended December 31, 2019:

Fees earned
Name	(Euro)
Raj Parekh	€90,000.00
Werner Cautreels (1)	15,000.00
Howard Rowe	55,000.00
Christine Mummery (1)	13,333.33
Katrine Bosley	45,000.00
Mary Kerr	45,000.00
Peter Guenter (2)	30,000.00
Daniel O'Day (3)	—
Linda Higgins (3)	—
Total	€293,333.33

(1)	Dr. Cautreels’ and Dr. Mummery’s mandate as directors of Galapagos NV ended on April 30, 2019.
(2)	Mr. Peter Guenter’s mandate as director of Galapagos NV started on April 30, 2019.
(3)	Mr. O’Day’s and Dr. Higgins’ mandate as directors of Galapagos NV started on October 22, 2019.

Our executive director, Onno van de Stolpe, does not receive any specific or additional remuneration for his service on our board of directors, as this is included in his total remuneration package in his capacity as member of our executive committee. For more information regarding Mr. Van de Stolpe’s compensation, see “—Compensation of Members of the Executive Committee” below.

The table below provides an overview as of December 31, 2019 of the warrants held by the non-executive directors. Upon recommendation of our nomination and remuneration committee, the board of directors decided in February 2020 to discontinue the grant of warrants to non-executive directors going forward.

	Warrant award
	Number of ordinary		Warrant
	shares underlying	Warrant exercise	expiration
Name	warrants	price (Euro)	date
Raj Parekh	15,000	46.10	5/31/2024
	15,000	80.57	5/16/2025
	15,000	79.88	4/18/2026
	15,000	95.11	4/10/2027

Total	60,000

Werner Cautreels*	7,500	46.10	5/31/2024
	7,500	80.57	5/16/2025
	7,500	79.88	4/18/2026

Total	22,500

Howard Rowe	2,520	14.19	9/2/2020
	2520	19.38	5/15/2021
	2,520	14.54	7/24/2022
	2,520	28.75	4/29/2023
	7,500	49.00	12/21/2023
	7,500	46.10	5/31/2024
	7,500	80.57	5/16/2025
	7,500	79.88	4/18/2026
	7,500	95.11	4/10/2027

Total	47,580

Katrine Bosley	2,520	28.75	4/29/2023
	7,500	49	12/21/2023
	7,500	46	5/31/2024
	7,500	81	5/16/2025
	7,500	79.88	4/18/2026
	7,500	95.11	4/10/2027

Total	40,020

Christine Mummery*	7,500	46.10	5/31/2024
	7500	80.57	5/16/2025
	7,500	79.88	4/18/2026

Total	22,500

Mary Kerr	7,500	80.57	5/16/2025
	7,500	80	4/18/2026
	7,500	95	4/10/2027

Total	22,500

Peter Guenter	7,500	95.11	4/10/2027

Total	7,500

* Dr. Cautreels' and Dr. Mummery's mandates as director of Galapagos NV ended on April 30, 2019.

No loans, quasi-loans or other guarantees were given to the non-executive directors during the year ended December 31, 2019.

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

•

Variable remuneration (short-term): members of the executive committee may be entitled to a bonus. The award of a bonus is merit-driven and based on the group’s performance rating system that is based on annual individual performance (including exceptional deliverables) in combination with our overall performance, compared to the level of achievement of individual and corporate objectives that are established annually. As from the year that ended December 31, 2019, the maximum short-term cash bonus of the chief executive officer is set at 75% of his yearly fixed salary. The actual bonus of the chief executive officer is determined by our board of directors, upon recommendation of the nomination and remuneration committee, and is based on the achievement of corporate and individual objectives. The maximum aggregate bonus pot for the other members of the executive committee is set at 50% of their combined salaries for the short-term cash bonus. The actual bonuses of these executive officers are determined by our board of directors, upon recommendation of the nomination and remuneration committee, and are based on the achievement of corporate and individual objectives. In addition, exceptional special bonuses, outside the scope of the regular bonus schemes, can be considered by the board of directors, upon recommendation of the nomination and remuneration committee, in the event of and for exceptional achievements.

•

Incentive plans (long-term):  as from the year that ended December 31, 2019, the chief executive officer is eligible to receive up to the equivalent number of restricted stock units, or RSUs, to 75% of the fixed part of his annual remuneration, and the other members of the executive committee are eligible to receive up to the equivalent number of RSUs to 50% of the total amount of the fixed part of their aggregate annual remuneration as an annual long term incentive. They may receive additional RSUs under the retention and discretionary RSU plans that were put in place. For a description of the main characteristics of our RSU plans, see “—RSU Plans” below. In addition, warrants have been granted and may be granted in the future, to the members of the executive committee. For a description of the main characteristics of our warrant plans, see “—Warrant Plans” below.

•	Other: pension, company car, tax advisory services and payments for invalidity and healthcare cover and other fringe benefits of non-material value.

No loans, quasi-loans or other guarantees were given to members of our executive committee during the year ended December 31, 2019.

The following table sets forth information concerning the compensation earned by Onno van de Stolpe, our chief executive officer, during the year ended December 31, 2019:

Compensation
(Euro)
Fixed remuneration (gross)	€600,000.00
Variable remuneration (short-term)(1)	2,950,000.00
Variable remuneration (long-term)(2)	772,104.57
Pension/life	48,801.92
Other benefits	42,564.45
Total	€4,413,470.94

(1)

Short-term cash bonus of €450,000 for performance during the year ended December 31, 2019, to be paid in April 2020, and an amount of €2,500,000 paid in October 2019 as an exceptional special bonus awarded for the successful closing of the Gilead alliance transaction in 2019.

(2)

The value of the 50% deferred part of the bonus awarded over 2016 was established at the end of 2019 and resulted in a payment in early January 2019. This reflects a multiple of 3.3 of the deferred bonus, as a result of the share price performance over the period 2016–2019 as per the provisions of the Senior Management Bonus Scheme which provided for a deferral of three years and adjustment in light of the change of our company’s share price relative to the Euronext Next Biotech Index over such three-year period.

In addition, Mr. Van de Stolpe was granted (and accepted) 100,000 warrants under Warrant Plan 2019. The exercise price of these warrants is €95.11. These warrants are exercisable as from January 1, 2023.

The following table sets forth information concerning the compensation earned during the year ended December 31, 2019 by the other members of our executive committee in office during the year ended December 31, 2019.

	(Euro)
	Bart Filius	Piet Wigerinck	Andre Hoekema	Walid Abi-Saab
Fixed remuneration (gross)	€400,000.00	€400,000.00	€360,000.00	€400,000.00
Variable remuneration (short-term)(1)	2,773,000.00	1,675,500.00	2,656,000.00	1,675,500.00
Variable remuneration (long-term)(2)	385,570.81	385,570.81	330,489.73	—
Pension/life	44,158.88	40,000.00	77,333.59	73,412.60
Other benefits	29,938.24	203.76	21,141.70	15,058.53
Total	€3,632,667.93	€2,501,274.57	€3,444,965.02	€2,163,971.13

(1)

Short-term cash bonus for performance during the year ended December 31, 2019, to be paid in April 2020, and an exceptional special bonus paid in October 2019 awarded for the successful closing of the Gilead alliance transaction in 2019.

(2)

The value of the 50% deferred part of the bonus awarded over 2016 was established at the end of 2019 and resulted in a payment in early January 2019. This reflects a multiple of 3.3 of the deferred bonus, as a result of the share price performance over the period 2016–2019 as per the provisions of the Senior Management Bonus Scheme which provided for a deferral of three years and adjustment in light of the change of our company’s share price relative to the Euronext Next Biotech Index over such three-year period.

In addition, the other members of the executive committee in office during the year ended December 31, 2019, were granted (and accepted) an aggregate amount of 215,000 warrants under Warrant Plan 2019 with an exercise price of €95.11.  These warrants are exercisable as from January 1, 2023.

The table below provides an overview as of December 31, 2019 of the warrants held by the members of our executive committee in office during the year ended December 31, 2019.

	Warrant awards
	Number of	Warrant
	ordinary shares	exercise	Warrant
	underlying	price	expiration
Name	warrants	(Euro)	date
Onno van de Stolpe	55,000	14.19	02/09/2020
	71,874	19.38	15/05/2021
	100,000	14.54	24/07/2022
	100,000	28.75	29/04/2023
	100,000	49.00	21/12/2023
	100,000	46.10	31/05/2024
	100,000	80.57	16/05/2025
	100,000	79.88	18/04/2026
	100,000	95.11	10/04/2027

Total	826,874

Bart Filius	50,000	49.00	21/12/2023
	60,000	46.10	31/05/2024
	60,000	80.57	16/05/2025
	80,000	79.88	18/04/2026
	65,000	95.11	10/04/2027

Total	315,000

Piet Wigerinck	10,000	19.38	15/05/2021
	40,000	14.54	24/07/2022
	30,000	28.75	29/04/2023
	50,000	49.00	21/12/2023
	60,000	46.10	31/05/2024
	60,000	80.57	16/05/2025
	60,000	79.88	18/04/2026
	50,000	95.11	10/04/2027

Total	360,000

Andre Hoekema	20,000	14.19	02/09/2020
	20,000	19.38	15/05/2021
	40,000	14.54	24/07/2022
	30,000	28.75	29/04/2023
	40,000	49.00	21/12/2023
	55,000	46.10	31/05/2024
	60,000	80.57	16/05/2025
	50,000	79.88	18/04/2026
	50,000	95.11	10/04/2027

Total	365,000

Walid Abi-Saab	150,000	62.50	19/01/2025
	45,000	80.57	16/05/2025
	60,000	79.88	18/04/2026
	50,000	95.11	10/04/2027

Total	305,000

RSU plans

Upon recommendation of the nomination and remuneration committee, the board of directors has updated the remuneration policy to also include the grant of RSUs as a long-term incentive for the members of the executive committee, starting from the year ended on December 31, 2019.

There are three restricted stock unit (RSU) programs:

•

the Annual Long-Term Incentive Plan, under which the grants are intended to be made every year, subject to a decision of the board of directors. This plan is intended to provide a long-term incentive to certain of our employees and executive committee members and replaces the deferred portion of the bonus under the old Senior Management Bonus Scheme;

•

the RSU Retention Plan. This plan was introduced in conjunction with the Gilead transaction. It is aimed at retaining a specific set of our employees and executive committee members whose retention is deemed so important for the future performance of Galapagos that an additional incentive is desired. The beneficiaries are nominated by the nomination and remuneration committee and the board approves the list of beneficiaries; and

•	the RSU Discretionary Plan. This plan was granted at the discretion of the board of directors, as previously announced.

In addition, an exceptional RSU grant took place in 2019 under an RSU Transaction Bonus Plan for the successful closing of the Gilead transaction.

The RSU plans are intended to provide certain members of the executive committee and certain employees of Galapagos the opportunity to receive RSUs as an incentive. Their purpose is to retain and encourage participants to contribute to the performance of Galapagos and its affiliates by aligning their financial interests with those of the shareholders.

The main characteristics of these plans are as follows:

•	the RSUs are offered for no consideration;
•

four-year vesting period, with 25% vesting each year, except for the RSUs granted under the Restricted Stock Units (RSU) Discretionary Plan and, solely for beneficiaries who are executive committee members, the Annual Long-Term Incentive Plan, that will all vest at the same time three years after the offer date. In addition, 50% of the RSUs granted under the Transaction Bonus Plan will vest after two years and 50% will vest after three years;

•

each RSU reflects the value of one Galapagos share and payout will be in cash or shares, at Galapagos’ discretion, it being understood that in respect of members of the executive committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive; and

•	in case of termination of service before the vesting date, forfeiture rules apply.

The following number of RSUs were offered to and accepted by members of the executive committee in 2019 under the RSU Discretionary Plan 2019: 15,000 RSUs to Mr. Van de Stolpe; 5,000 RSUs to each of Mr. Filius, Dr. Wigerinck and Dr. Abi-Saab and 3,000 RSUs to Dr. Hoekema. These RSUs have a vesting period of three years.

Under the RSU Retention Plan, the following number of RSUs were offered to and accepted by members of the executive committee in 2019: 25,606 RSUs to Mr. Van de Stolpe and 17,924 RSUs to each of Mr. Filius, Dr. Wigerinck and Dr. Abi-Saab. These RSUs have a vesting period of four years, with 25% of the RSUs vesting each year.

Under the RSU Transaction Bonus Plan 2019, the following number of RSUs were offered to and accepted by members of the executive committee in 2019: 16,922 RSUs to each of Mr. Van de Stolpe, Mr. Filius and Dr. Hoekema and 10,153 RSUs to each of Dr. Wigerinck and Dr. Abi-Saab. 50% of these RSUs have a vesting period of two years and 50% of these RSUs have a vesting period of three years.

No RSUs vested or expired during the year ended December 31, 2019.

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

The New Belgian Companies Code that entered into force on January 1, 2020, includes a cap on liability for directors (including persons in charge of daily management) for any damages they cause due to mismanagement, including breaches of the articles of association and the New Belgian Companies Code. This liability cap applies towards the company and third parties. For Galapagos, the cap amounts to €12,000,000. The cap applies irrespective of the number of claimants or defendants for the same (set of) facts. However, the cap does not apply to repetitive minor misconduct, serious error or cases of fraud. Furthermore, the cap does not apply to directors’ liability under the special liability regimes relating to payment of withholding tax, VAT and social security contributions.

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

From 2002 until December 31, 2019, an aggregate of 12,322,402 warrants were granted. Of these 12,322,402 warrants:

•	147,512 warrants lapsed because they were not timely exercised by their beneficiaries;
•	1,231,183 warrants lapsed due to their beneficiaries no longer being employed by the company or because another condition for vesting was not met; and
•	5,402,590 warrants were exercised.

As a result, as of December 31, 2019, there were 5,541,117 warrants outstanding, representing approximately 8.6% of the total number of all our issued and outstanding voting financial instruments.

The table below sets forth the details of all warrants granted under the warrant plans for employees, directors and independent consultants in force as per December 31, 2019, including the plan under which the warrants were granted, the offer date, exercise price, expiry date, number of warrants exercised, number of warrants voided and number of warrants outstanding. Aside from the warrants set forth in the below table, there are currently no other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase outstanding securities.

						Number of
			Number of	Number of	Number of	warrants
		Exercise	warrants	warrants	warrants	still	Exercisable
Warrant plan	Offer date	price (€)	granted	exercised	voided	outstanding	from	Expiry date
2002 Belgium	06/03/2002	4.00	553,705	423,698	130,007	—	01/01/2006	06/03/2010
	02/09/2002	4.00	27,125	14,150	12,975	—	01/01/2006	02/09/2010
	06/03/2003	4.00	5,250	1,287	3,963	—	01/01/2007	31/03/2007
	01/04/2003	4.00	7,500	7,500	—	—	01/01/2007	01/04/2011
	15/06/2004	4.00	2,000	2,000	—	—	01/01/2008	15/06/2012
	09/07/2004	4.00	31,250	31,250	—	—	01/01/2008	01/02/2017
	22/07/2004	4.00	7,500	—	7,500	—	01/01/2008	31/03/2008
	31/01/2005	6.76	159,375	115,000	44,375	—	01/01/2009	01/02/2017
Total			793,705	594,885	198,820	—
2005	04/07/2005	6.91	145,000	145,000	—	—	01/01/2009	03/07/2018
	23/11/2005	8.35	125,000	75,000	50,000	—	01/01/2009	22/11/2018
	15/12/2005	8.60	12,500	12,500	—	—	01/01/2009	14/12/2018
	13/02/2006	8.61	40,000	8,000	32,000	—	01/01/2010	31/03/2010
	13/02/2006	8.73	53,500	50,972	2,528	—	01/01/2010	31/03/2010
	22/11/2006	8.65	82,600	61,285	21,315	—	01/01/2010	21/11/2019
Total			458,600	352,757	105,843	—
2006 BNL	13/02/2006	8.61	112,953	100,662	12,291	—	01/01/2010	12/02/2019
	22/11/2006	8.65	87,090	16,450	70,640	—	01/01/2010	21/11/2019
	14/02/2007	9.57	102,900	9,170	93,730	—	01/01/2011	31/08/2011
	04/05/2007	9.22	17,500	17,500	—	—	01/01/2011	03/05/2020
	28/06/2007	8.65	735	735	—	—	01/01/2011	27/06/2020
	21/12/2007	7.12	25,110	12,121	11,939	1,050	01/01/2011	20/12/2020
Total			346,288	156,638	188,600	1,050
2006 UK	01/06/2006	8.70	302,191	230,963	71,228	—	01/01/2010	30/09/2014
	22/11/2006	8.65	13,965	11,907	2,058	—	01/01/2010	21/11/2014
	19/12/2006	9.18	77,700	31,885	45,815	—	01/01/2010	18/12/2014
	28/06/2007	8.43	30,585	20,085	10,500	—	01/01/2011	27/06/2015
	21/12/2007	7.25	945	945	—	—	01/01/2011	20/12/2015
Total			425,386	295,785	129,601	—
2007	28/06/2007	8.65	108,126	108,126	—	—	01/01/2011	27/06/2015
	28/06/2007	8.65	256,314	203,141	53,173	—	01/01/2011	27/06/2020
Total			364,440	311,267	53,173	—
2007 RMV	25/10/2007	8.65	108,850	88,970	4,900	14,980	01/01/2011	24/10/2020
Total			108,850	88,970	4,900	14,980
2008	26/06/2008	5.60	201,445	192,754	7,326	1,365	01/01/2012	25/06/2021
Total			201,445	192,754	7,326	1,365

						Number of
			Number of	Number of	Number of	warrants
		Exercise	warrants	warrants	warrants	still	Exercisable
Warrant plan	Offer date	price (€)	granted	exercised	voided	outstanding	from	Expiry date
2008 (B)	26/06/2008	5.60	57,500	50,000	7,500	—	01/01/2012	25/06/2013
Total			57,500	50,000	7,500	—
2009	01/04/2009	5.87	555,000	490,000	65,000	—	01/01/2013	31/03/2017
Total			555,000	490,000	65,000	—
2009 (B)	02/06/2009	7.09	135,100	131,670	3,430	—	01/01/2013	01/06/2014
Total			135,100	131,670	3,430	—
2010	27/04/2010	11.55	466,500	416,750	49,750	—	01/01/2014	26/04/2018
	27/04/2010	11.55	40,000	40,000	—	—	27/04/2014	26/04/2018
Total			506,500	456,750	49,750	—
2010 (B)	27/04/2010	11.55	195,040	190,108	4,932	—	01/01/2014	26/04/2015
Total			195,040	190,108	4,932	—
2010 (C)	23/12/2010	11.74	75,000	75,000	—	—	01/01/2014	22/12/2018
Total			75,000	75,000	—	—
2011	23/05/2011	9.95	561,500	432,500	129,000	—	01/01/2015	22/05/2019
	23/05/2011	9.95	57,500	50,000	7,500	—	23/05/2015	22/05/2019
Total			619,000	482,500	136,500	—
2011 (B)	23/05/2011	9.95	129,220	127,750	1,470	—	01/01/2015	22/05/2016
Total			129,220	127,750	1,470	—
2012	03/09/2012	14.19	448,640	265,450	103,150	80,040	01/01/2016	02/09/2020
	03/09/2012	14.19	32,500	22,500	10,000	—	03/09/2016	02/09/2020
Total			481,140	287,950	113,150	80,040
2013	16/05/2013	19.38	602,790	311,406	170,950	120,434	01/01/2017	15/05/2021
Total			602,790	311,406	170,950	120,434
2013 (B)	18/09/2013	15.18	75,000	30,000	45,000	—	01/01/2017	30/06/2017
Total			75,000	30,000	45,000	—
2014	25/07/2014	14.54	571,660	284,320	35,000	252,340	01/01/2018	24/07/2022
Total			571,660	284,320	35,000	252,340
2014 (B)	14/10/2014	11.93	150,000	150,000	—	—	01/01/2018	13/10/2022
Total			150,000	150,000	—	—
2015	30/04/2015	28.75	532,053	232,580	17,000	282,473	01/01/2019	29/04/2023
Total			532,053	232,580	17,000	282,473
2015 (B)	22/12/2015	49.00	399,000	69,500	—	329,500	02/03/2019	21/12/2023
Total			399,000	69,500	—	329,500
2015 RMV	22/12/2015	49.00	97,500	40,000	—	57,500	02/03/2019	21/12/2023
Total			97,500	40,000	—	57,500
2016	01/06/2016	46.10	514,250	—	10,000	504,250	01/01/2020	31/05/2024
Total			514,250	—	10,000	504,250
2016 RMV	01/06/2016	46.10	120,000	—	—	120,000	01/01/2020	31/05/2024
Total			120,000	—	—	120,000
2016 (B)	20/01/2017	62.50	150,000	—	—	150,000	06/04/2020	19/01/2025
Total			150,000	—	—	150,000
2017	17/05/2017	80.57	595,500	—	—	595,500	01/01/2021	16/05/2025
Total			595,500	—	—	595,500
2017 RMV	17/05/2017	80.57	127,500	—	—	127,500	01/01/2021	16/05/2025
Total			127,500	—	—	127,500
2018	19/04/2018	79.88	1,097,745	—	12,500	1,085,245	01/01/2022	18/04/2026
Total			1,097,745	—	12,500	1,085,245
2018 RMV	19/04/2018	79.88	137,500	—	—	137,500	01/01/2022	18/04/2026
Total			137,500	—	—	137,500
2019	10/04/2019	95.11	1,504,940	—	18,250	1,486,690	01/01/2023	10/04/2027
Total			1,504,940	—	18,250	1,486,690
2019 RMV	10/04/2019	95.11	194,750	—	—	194,750	01/01/2023	10/04/2027
Total			194,750	—	—	194,750
Grand Total			12,322,402	5,402,590	1,378,695	5,541,117

In addition to the warrant plans for our employees, directors and independent consultants described above, on October 22, 2019, our extraordinary shareholders’ meeting approved the issuance of two warrants for the benefit of Gilead Therapeutics A1 Unlimited Company, called the initial warrant A and the initial warrant B. These warrants entitle the holder thereof to subscribe, during the entire term of the respective warrant, upon each exercise of a warrant, for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 25.1% and 29.9%, respectively, of the actually issued and outstanding shares after the exercise of the relevant warrant (rounded down to the nearest whole share). The initial warrant A has a term of one year and an exercise price of €140.59 per share. The initial warrant B has a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) €140.59.

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

Our board of directors has set up and appointed an executive committee, an audit committee and a nomination and remuneration committee. The composition and function of all of our committees will comply with all applicable requirements of the Belgian Companies Code (and as from January 1, 2020, the New Belgian Companies Code), the Exchange Act, the exchanges on which the ordinary shares and ADSs are listed, and SEC rules and regulations.

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

Director independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq and taking into account any applicable committee independence standards, Raj Parekh, Howard Rowe, Peter Guenter, Katrine Bosley, and Mary Kerr are “independent directors.” In making such determination, our board of directors considered the relationships that each non-executive director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

The independence criteria under the applicable Nasdaq Stock Market Listing Rules differ from the independence criteria set forth in article 526ter of the Belgian Companies Code (and as from January 1, 2020, article 7:87 of the New Belgian Companies Code). Under article 526ter of the Belgian Companies Code (and as from January 1, 2020, article 7:87 of the New Belgian Companies Code), Howard Rowe, Peter Guenter, Katrine Bosley and Mary Kerr are “independent directors.”

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

Corporate governance practices

Along with our articles of association, we adopted a corporate governance charter in accordance with the recommendations set out in the Belgian Corporate Governance Code issued on March 12, 2009 by the Belgian Corporate Governance Committee (the “2009 Belgian Corporate Governance Code”). In light of the New Belgian Companies Code, the Belgian Corporate Governance Committee adopted a new 2020 Belgian Corporate Governance Code,  published on May 9, 2019. Our board of directors has adopted the 2020 Belgian Corporate Governance Code for the reporting period beginning on January 1, 2020. Subject to approval of the new articles of association by the extraordinary shareholders‘ meeting of April 28, 2020, our board of directors will approve an updated corporate governance charter.

The Belgian Corporate Governance Code is based on a “comply or explain” system: Belgian listed companies are expected to follow the Belgian Corporate Governance Code, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations.

For the reporting year beginning on January 1, 2019, our board of directors strove to comply with the Belgian Corporate Governance Code as much as possible. At the same time, the board of directors believes that certain deviations from its provisions were justified in view of our particular situation. These deviations included the grant of warrants to non-executive directors. In this way, we had additional possibilities to attract competent non-executive directors and to offer them an attractive additional remuneration without the consequence that this additional remuneration weighs on our financial results. Furthermore, the grant of warrants has been a commonly used method in the sector in which we operate. Without this possibility, we would have been subject to a considerable disadvantage compared to competitors who do offer warrants to their non-executive directors. Our board of directors is of the opinion that the grant of warrants had no negative impact on the functioning of the non-executive directors. Nevertheless, as from January 1, 2020, Galapagos will no longer grant any warrants to non-executive directors. Going forward, Galapagos will thus comply with provision 7.6 of the 2020 Belgian Corporate Governance Code.

Our board of directors reviews its corporate governance charter from time to time and makes such changes as it deems necessary and appropriate. Additionally, our board of directors adopted written terms of reference for each of the executive committee, the audit committee and the nomination and remuneration committee, which are part of the corporate governance charter.

Board committees

The board of directors has established an audit committee and a nomination and remuneration committee, which operate pursuant to the written terms of reference for each of the audit committee and the nomination and remuneration committee that are part of the corporate governance charter adopted by our board of directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Belgian Companies Code (and as from 1 January 2020, the New Belgian Companies Code) and the 2009 Belgian Corporate Governance Code (to be replaced by the 2020 Belgian Corporate Governance Code), the Exchange Act, the exchanges on which the ordinary shares and ADSs are listed, and SEC rules and regulations, taking into account the differences set out below and the company’s status as a foreign private issuer.

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

We follow Belgian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following rules applicable to board committees:

•

Compensation committee.  Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to such composition requirements. Pursuant to article 526quater of the Belgian Companies Code (and as from January 1, 2020, article 7:100 of the New Belgian Companies Code) and the principles and guidelines of the 2009 Belgian Corporate Governance Code (to be replaced by the 2020 Belgian Corporate Governance Code), we are required to set up a remuneration committee within our board of directors. In addition, the 2009 Belgian Corporate Governance Code (to be replaced by the 2020 Belgian Corporate Governance Code) provides that the board of directors should set up a nomination committee, which can be combined with the remuneration committee. Our board of directors has set up and appointed a nomination and remuneration committee.

•

Charters.  Nasdaq Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the board of directors must have a formal written charter. Pursuant to the Belgian Corporate Governance Code, our board of directors has drawn up a corporate governance charter including, amongst others, the internal rules of our committees. The corporate governance charter will be updated upon approval by the extraordinary shareholders’ meeting of April 28, 2020 of the proposed changes to our articles of association, implementing certain provisions of the New Belgian Companies Code.

Audit committee

Our audit committee consists of three members: Howard Rowe (Chairman), Mary Kerr and Peter Guenter (as from June 18, 2019). He replaced Werner Cautreels, whose mandate as a director ended on April 30, 2019.

Our board of directors has determined that all members of our audit committee are independent under Rule 10A‑3 of the Exchange Act and the applicable rules of the Nasdaq Stock Market and that Howard Rowe qualifies as an “audit committee financial expert” as defined under the Exchange Act.

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

Starting in 2019, the audit committee also reviews Corporate Social Responsibility (CSR) initiatives, as included in the CSR report 2019, ensuring that we implement our planned initiatives and communicate them effectively and accurately to our employees and shareholders. The CSR report 2019 provides the non-financial information required by article 96 § 4 and article 119 § 2 of the Belgian Companies Code (and as from January 1, 2020, article 3:6 §4 and article 3:32 §2 of the New Belgian Companies Code); a copy of our CSR report 2019 is available on our company website at http://www.glpg.com/financial-reports (this website does not form part of this annual report on Form 20-F).

Nomination and remuneration committee

Our nomination and remuneration committee consists of three members: Raj Parekh (Chairman), Katrine Bosley and Howard Rowe.

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

D.     Employees

As of December 31, 2019 we had 1,003 employees. Our employees in France, the Netherlands and Croatia are represented by a labor union and/or covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages, and we consider our relations with our employees to be good. We have also engaged and may continue to engage independent contractors to assist us with our clinical activities. At each date shown, we had the following employees, broken out by department and geography:

	December 31,
	2019	2018	2017
Function:
Executive officers	5	5	5
Research	266	245	236
Development	300	207	149
Research services	159	154	122
Commercial	40	—	—
Corporate and support	233	114	88
Total	1,003	725	600
Geography:
Leiden, the Netherlands	127	81	52
Mechelen, Belgium	486	303	252
Romainville, France	181	163	152
Zagreb, Croatia	158	154	139
Boston, United States	12	8	3
Basel, Switzerland	31	10	2
Cambridge, United Kingdom	8	6	—
Total	1,003	725	600

E.     Share Ownership

For information regarding the share ownership of our directors and members of our executive committee, see “Item 6.B.—Compensation” and “Item 7.A.—Major shareholders.”

Item 7    Major shareholders and related party transactions

A.     Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2020 for:

•	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;
•	each member of our board of directors;
•	our executive committee, excluding our chief executive officer, as a group; and
•	all members of our board of directors and executive committee as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 15, 2020. The percentage ownership information shown in the table is based upon 64,666,802 ordinary shares outstanding as of March 15, 2020.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares or ADSs, and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to warrants held by that person that are immediately exercisable or exercisable within 60 days of March 15, 2020. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, members of our executive committee and named beneficial owners are in care of Galapagos NV, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

	Shares beneficially owned
Name of beneficial owner	Number		Percentage
5% shareholders:
Gilead Sciences, Inc.	16,707,477	(1)(2)	25.84%
Van Herk Investments B.V.	6,071,472	(1)(3)	9.39%

Directors and members of executive committee:
Raj Parekh, MA, DPhil	15,000	(4)	*
Onno van de Stolpe	1,005,163	(5)	1.54%
Howard Rowe, JD	25,080	(6)	*
Katrine Bosley	17,520	(7)	*
Mary Kerr, Ph.D.	—		—
Peter Guenter	—		—
Daniel O'Day	—		—
Linda Higgins	—		—
Executive committee excluding Onno van de Stolpe	730,357	(8)	1.12%
All members of our board of directors and executive committee as a group (13 persons)	1,793,120	(9)	2.72%

(1)	At the time of the most recent transparency notification or filing of a statement of beneficial ownership with the SEC.
(2)

Consists of 16,707,477 shares held by Gilead Therapeutics A1 Unlimited Company, which is a subsidiary of Gilead Sciences Ireland Unlimited Company, which is in turn a subsidiary of Gilead Biopharmaceutics Ireland Unlimited

Company, which is in turn a subsidiary of Gilead Biopharmaceutics US, LLC, which is in turn a subsidiary of Gilead Sciences, Inc., which has the sole voting and investment power with respect to these shares. The address of Gilead Sciences, Inc. is 333 Lakeside Drive, Foster City, CA 94404, United States of America.

(3)

Consists of 6,071,472 shares held by Van Herk Investments B.V., as reported in a Schedule 13G/A filed on February 14, 2020 by (i) Van Herk Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHI”), with respect to Common Stock (as defined below) beneficially owned by it, (ii) Van Herk Investments THI B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHIT”), with respect to Common Stock beneficially owned by VHI, (iii) Van Herk Private Equity Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHPI”), with respect to Common Stock beneficially owned by VHI and VHIT, (iv) Stichting Administratiekantoor Penulata, a foundation organized under the laws of the Netherlands (“Penulata”), with respect to Common Stock beneficially owned by VHI, VHIT and VHPI, (v) Van Herk Management Services B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHMS”), with respect to Common Stock beneficially owned by VHI, VHIT and VHPI, (vi) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V., a private company with limited liability incorporated under the laws of the Netherlands (“OGBBA”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI and VHMS, (vii) A. van Herk Holding B.V., a private company with limited liability incorporated under the laws of the Netherlands (“Holdings”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS and OGBBA, (viii) Stichting Administratiekantoor Abchrys, a foundation organized under the laws of the Netherlands (“Abchrys”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA and Holdings, and (ix) Adrianus van Herk (“Mr. van Herk”) with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA, Holdings, Penulata and Abchrys. Mr. van Herk is (i) an investor, (ii) the holder of all of the depositary receipts issued by Penulata and Abchrys, (iii) the sole board member of Penulata and Abchrys, and (iv) the sole managing director of VHMS, OGBBA and Holdings.  Penulata holds substantially all of the issued and outstanding shares of VHPI.  VHPI is the sole shareholder of VHIT. VHIT is the sole shareholder of VHI. VHI is principally engaged in making investments.  Abchrys holds substantially all of the issued and outstanding shares of Holdings.  Holdings is the sole shareholder of OGBBA. OGBBA is the sole shareholder of VHMS and is principally engaged in making investments.  VHMS is the sole managing director of VHI, VHIT and VHPI. Each of Mr. van Herk, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys disclaims beneficial ownership of the securities covered by such Schedule 13G/A statement. The address of each of Mr. van Herk, VHI, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys is Lichtenauerlaan 30, 3062 ME Rotterdam, the Netherlands.

(4)	Consists of 15,000 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2020.
(5)	Consists of (i) 478,289 shares and (ii) 526,874 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2020.
(6)	Consists of 25,080 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2020.
(7)	Consists of 17,520 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2020.
(8)	Consists of (i) 75,357 shares and (ii) 655,000 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2020.
(9)	Includes 1,239,474 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 15, 2020.

Each of our shareholders is entitled to one vote per ordinary share. All shareholders have identical voting rights per share. We are not aware of any arrangement that may result in a change of control of our company.

As of March 16, 2020, reviewing ownership in Bloomberg of 91% of outstanding shares (ordinary shares and ADSs), approximately 45% of outstanding shares were held are held by institutional investors domiciled in the United States, excluding Gilead Sciences, Inc., or Gilead. We estimate that shares were held in the United States by approximately 171 institutional holders of record, excluding Gilead Sciences, Inc., or Gilead. As of 31 January 2020, there were outstanding 6,924,875 ADSs, each representing one ordinary share, and in the aggregate representing approximately 11% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

On January 7, 2020, we received a transparency notice from Gilead Sciences, Inc., who notified that certain changes occurred in the chain of intermediary companies through which Gilead holds its shares in Galapagos, more specifically that (i) on 27 December 2019, Gilead Biopharmaceutics US, LLC, a direct subsidiary of Gilead Sciences, Inc., acquired control over Gilead Biopharmaceutics Ireland UC, and that (ii) on 28 December 2019, Gilead Sciences Ireland UC, a direct subsidiary of Gilead Biopharmaceutics Ireland UC, acquired control over Gilead Therapeutics A1 Unlimited Company, an indirect subsidiary of Gilead Sciences, Inc., who holds 16,707,477 shares, representing 25.84% of our outstanding shares as of March 15, 2020.

On November 13, 2019, we received a transparency notification from Wellington Management Group LLP, who indicated that, following a disposal of ordinary shares, ADRs and equity swaps, the remaining Galapagos shares and equivalent financial instruments held by its entirely-controlled subsidiary Wellington Management Company LLP crossed below the 5% threshold of Galapagos’ voting rights. On November 11, 2019, we received a transparency notification from Gilead Sciences, Inc., who notified that Gilead Therapeutics A1 Unlimited Company, an indirect subsidiary of Gilead Sciences, Inc., held 16,207,477 of Galapagos' voting securities as a result of subscribing to a capital increase in the framework of the exercise of the Initial Warrant A on November 6, 2019, representing 25.10% of our then outstanding 64,571,622 shares. On October 22, 2019, we received a transparency notification from Wellington Management Group LLP, who indicated that, following a disposal of ordinary shares, the remaining 3,079,573 ordinary shares held by its entirely-controlled subsidiary Wellington Management Company LLP represented 4.97% of the then outstanding Galapagos shares and thus, with the ordinary shares portion of its total position, crossed below the 5% threshold of our voting rights on October 8, 2019. In addition, through its wholly owned subsidiary Wellington Management Company LLP, it also held 615,676 ADRs and 8,322 equity swaps with expiration in 2020, bringing the total number of voting rights for Wellington Management Group to 3,703,571, which represented 5.98% of the then outstanding shares. On October 4, 2019, we received a transparency notification from Wellington Management Group LLP, who notified that the 3,445,603 Galapagos shares held by its entirely-controlled subsidiary Wellington Management Company LLP represented 5.56% of the then outstanding Galapagos shares. Wellington Management Company LLP thus crossed above the 5% threshold of our voting rights by purchase of voting securities on October 1, 2019. On September 16, 2019, we received a transparency notification from Sands Capital Management, LLC, who notified that it held 2,803,887 ADRs, thus crossing passively below the 5% threshold of our voting rights, due to the share issuance for the benefit of Gilead on August 23, 2019. On August 29, 2019, we received a transparency notification from Van Herk Investments B.V., who notified that it held 5,800,301 of the then outstanding voting rights, thus crossing passively below the 10% threshold of our voting rights due to the share issuance for the benefit of Gilead on August 23, 2019. On August 28, 2019, we received a transparency notification from Gilead, who notified that Gilead Therapeutics A1 Unlimited Company held 13,589,686 of our voting rights, as a result of subscribing to a capital increase and thus receiving 6,828,985 new shares on August 23, 2019. This represented 22.04% of our then outstanding shares. Gilead Therapeutics A1 Unlimited Company thus crossed above the 20% threshold of Galapagos' voting rights. On July 16, 2019, we received a transparency notification from Van Herk Investments B.V., who notified that it held 5,792,737 of our voting rights. This represented 10.57% of our then outstanding shares, thus crossing above the 10% threshold of our voting rights by purchase of voting securities on July 15, 2019. On June 6, 2019, we received a transparency notification from The Capital Group Companies, Inc. who notified that it controlled Capital Research and Management Company, which held 2,772,024 of our voting rights. This represented 5.08% of our then outstanding shares, thus crossing above the 5% threshold of our voting rights by purchase of voting securities on June 5, 2019.

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

B.     Related party transactions

Since January 1, 2019, we have engaged in the following transactions with our directors, members of our executive committee and holders of more than 10% of our outstanding voting securities and their affiliates.

On July 14, 2019, we and Gilead announced that we entered into a 10-year global research and development collaboration. In the context of the transaction, Gilead also made an equity investment in Galapagos. Finally, we amended and restated the license agreement for filgotinib that we originally entered into with Gilead on December 16, 2015.

On 23 August 2019, the closing of the transaction took place and we received an upfront payment of $3.95 billion (or €3,569.8 million) and a $1.1 billion (or €960.1 million) equity investment from Gilead.

Share subscription agreement

As part of the research and development collaboration, Gilead entered into a share subscription agreement with us. On August 23, 2019, Gilead Therapeutics A1 Unlimited Company subscribed to 6,828,985 new Galapagos shares at a price of €140.59 per share, including issuance premium.

On October 22, 2019, our extraordinary shareholders’ meeting further issued a warrant to Gilead Therapeutics A1 Unlimited Company, known as warrant A, that confers the right to subscribe for a number of new shares sufficient to bring the number of shares owned by Gilead and its affiliates to 25.1% of the issued and outstanding shares. Warrant A expires one year after the issue date and the exercise price per share is EUR 140.59. On November 6, 2019, Gilead exercised warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares.

On October 22, 2019, Gilead Therapeutics A1 Unlimited Company was also issued another warrant, known as the initial warrant B, that confers the right to subscribe for a number of new shares sufficient to bring the number of shares owned by Gilead and its affiliates to 29.9% of the issued and outstanding shares. The warrant will expire on August 23, 2024. The exercise price per share will be the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of the Galapagos shares preceding the date of the exercise notice with respect to such exercise, and (ii) €140.59. Between 57 and 59 months of August 23, 2019, subject to and upon approval by the shareholders’ meeting, Gilead Therapeutics A1 Unlimited Company will be issued a warrant with substantially similar terms, including as to exercise price, to the initial warrant B. This subsequent warrant B will expire on the earlier of the date that is five years after the fifth anniversary of the closing and the date that the warrant is issued.

Gilead and Gilead Therapeutics A1 Unlimited Company are subject to certain standstill restrictions until the date that is 10 years following the closing. Among other things, during this time Gilead and its affiliates and any party acting in concert with them may not, without our consent, acquire voting securities of Galapagos exceeding more than 29.9% of the then issued and outstanding voting securities, and Gilead and Gilead Therapeutics A1 Unlimited Company may not propose a business combination with or acquisition of Galapagos. The standstill restrictions are subject to certain exceptions as provided in the share subscription agreement.

Pursuant to the terms of the share subscription agreement, Gilead and Gilead Therapeutics A1 Unlimited Company also agreed to certain lock-up provisions. They shall not, and shall cause their affiliates not to, without our prior consent, dispose of any equity securities of Galapagos prior to the second anniversary of the closing. During the period running from the date that is two years following the closing until the date that is five years following the closing, Gilead and its affiliates shall not, without our prior consent, dispose of any equity securities of Galapagos if after such disposal they would own less than 20.1% of the then issued and outstanding voting securities of Galapagos. The lock-up restrictions are subject to certain exceptions as provided in the share subscription agreement and may terminate upon certain events.

Global research and development collaboration

We will fund and lead all discovery and development autonomously until the end of Phase 2. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead will have the option to acquire a license to the compound outside Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. If GLPG1690 is approved in the United States, Gilead will pay us an additional $325 million regulatory milestone fee. For GLPG1972, after the completion of the ongoing Phase 2b study in osteoarthritis, Gilead has the option to pay a $250 million fee to license the compound in the United States. If certain secondary efficacy endpoints for GLPG1972 are met, Gilead will pay us up to an additional $200 million. Following opt-in on GLPG1972, we are eligible to receive up to $550 million in regulatory and sales based milestones. For all other programs resulting from the collaboration, Gilead will make a $150 million opt-in payment per program and will owe no subsequent milestones. We will receive tiered royalties ranging from 20-24% on net sales of all our products licensed by Gilead in all countries outside Europe as part of the agreement. With respect to GLPG1690, reimbursement of development costs under the cost split mechanism by Gilead to us amounted to €17.7 million for the year ended December 31, 2019.

For further information on our exclusive option, license and collaboration agreement with Gilead, see the section of this annual report titled “Item 4.B.—Business overview.—Collaborations— Option, License and Collaboration Agreement with Gilead.”

Filgotinib collaboration

Under the revised agreement, we will have greater involvement in filgotinib’s global strategy and participate more broadly in the commercialization of the product in Europe, providing the opportunity to build a commercial presence on an accelerated timeline. We and Gilead will co-commercialize filgotinib in France, Germany, Italy, Spain and the United Kingdom and retain the 50/50 profit share in these countries that was part of the original filgotinib license agreement, and under the revised agreement, we will have an expanded commercial role. We will be the lead commercialization party for filgotinib in France, Italy and Spain for rheumatology indications and Gilead will be the lead commercialization party for gastro indications. In Germany and the United Kingdom, Gilead will lead the rheumatology indications and Galapagos will lead the gastro indications. We retain exclusive commercialization responsibility in Belgium, the Netherlands and Luxembourg, where the 50/50 profit share also applies. The companies will share future global development costs for filgotinib equally until a predetermined level, in lieu of the 80/20 cost split provided by the original agreement. Other terms of the original license agreement remain in effect, including the remaining $640 million in total development and regulatory milestones, $600 million in total sales based milestones and tiered royalties ranging from 20-30% payable in territories outside of Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. In addition, we achieved two milestones in December 2019 totaling $30 million.

Under the original exclusive license and collaboration agreement, we received from Gilead $60.0 million (or €55.1 million) in milestone payments in the year ended December 31, 2016, $10.0 million (or €9.4 million) in milestone payments in the year ended December 31, 2017, and $15.0 million (or €12.4 million) in milestone payments in the year ended December 31, 2018.

We incurred €100.0 million in development costs for the year ended December 31, 2019 for the development of filgotinib in collaboration with Gilead: these costs relate to the Phase 2b and Phase 3 trials and mainly consist of costs recharged by Gilead as we were co-funding 20%, and as of August 23, 2019, 50% of the global development activities, as well as costs paid to CROs in conjunction with clinical trials, costs for production of the compound for clinical testing, and, to a smaller extent, personnel costs and consultancy costs. The reimbursement of research and development costs under the cost split mechanism by us to Gilead amounted to €72.0 million for the year ended December 31, 2019. The reimbursement of research and development costs under the cost split mechanism by Gilead to us amounted to nil for the year ended December 31, 2019. For further information on our exclusive license and collaboration agreement with Gilead, see the section of this annual report titled “Item 4.B.—Business overview.—Collaborations—Exclusive collaboration agreement with Gilead for filgotinib.”

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

Agreements with our Directors and members of the Executive Committee

Employment and management arrangements

As from January 1, 2020, all members of the executive committee will provide their services under a management agreement with Galapagos NV, subject to Belgian law, that contains a notice period of six months and no other severance payments. The paragraphs below set forth the main terms of the agreements that applied until December 31, 2019.

Onno van de Stolpe

On March 1, 2002, we entered into a management agreement, subject to Belgian law, with Onno van de Stolpe for the position of Managing Director and Chief Executive Officer for an indefinite period. Effective March 1, 2011, Mr. Van de Stolpe’s management agreement with Galapagos NV was reduced from a full-time basis to a part-time basis, for approximately 40% of his time, at which time he entered into (1) an employment agreement, subject to Dutch law, with Galapagos B.V. on a part-time basis, for approximately 35% of his time, and (2) a management agreement, subject to French law, with Galapagos SASU for approximately 25% of his time. For the year ended December 31, 2019, Mr. Van de Stolpe received (1) a base remuneration from Galapagos NV of €258,664.27, (2) a base salary from Galapagos B.V. of €210,000 and (3) a base salary from Galapagos SASU of €112,476.29.

Bart Filius

On September 15, 2014, Galapagos B.V. entered into an employment agreement, subject to Dutch law, with Bart Filius for the position of Chief Financial Officer, starting December 1, 2014 for an indefinite period. Effective December 1, 2014, Mr. Filius’ employment agreement with Galapagos B.V. was reduced from a full-time basis to a part-time basis, for approximately 60% of his time, and he entered into a management agreement, subject to Belgian law, with Galapagos NV for approximately 40% of his time. In addition to his role as Chief Financial Officer, Mr. Filius has served as Chief Operating Officer since September 2017. For the year ended December 31, 2019, Mr. Filius received (1) a base remuneration from Galapagos NV of €160,000, and (2) a base salary from Galapagos B.V. of €240,000.

Andre Hoekema

On January 31, 2005, Galapagos B.V. entered into an employment agreement, subject to Dutch law, with Andre Hoekema for the position of Senior Vice President Corporate Development and member of the executive committee, for an indefinite period. Dr. Hoekema has served as Chief Business Officer since September 2017. For the year ended December 31, 2019, Dr. Hoekema received a base remuneration from Galapagos B.V. of €360,000.

Piet Wigerinck

On February 28, 2008, we entered into a management agreement, subject to Belgian law, with Piet Wigerinck, for an indefinite period. Dr. Wigerinck was appointed Chief Scientific Officer effective March 1, 2012. The management agreement stipulates that Dr. Wigerinck shall perform his duties thereunder on an independent basis. For the year ended on December 31, 2019, Dr. Wigerinck received a base remuneration from Galapagos NV of €400,000.

Walid Abi-Saab

On October 27, 2016, Galapagos NV entered into a management agreement, subject to Belgian law, with Walid Abi-Saab for the position of member of Galapagos’ executive committee and Chief Medical Officer, starting March 1, 2017, for an indefinite period. Effective March 1, 2017, Dr. Abi-Saab’s management agreement with Galapagos NV was reduced from a full-time basis to a part-time basis, for approximately 95% of his time, and he entered into an employment agreement, subject to Dutch law, with Galapagos B.V. for approximately 5% of his time. On January 16, 2018, the management agreement between Galapagos NV and Dr. Abi-Saab and the employment agreement between Galapagos B.V. and Dr. Abi-Saab were terminated by mutual agreement with effect from December 31, 2017. On January 16, 2018, Galapagos GmbH and Dr. Abi-Saab entered into an employment agreement, subject to Swiss law and effective from January 1, 2018, under which Dr. Abi-Saab continues to perform his duties as Chief Medical Officer, for an indefinite period. For the year ended on December 31, 2019, Dr. Abi-Saab received a base remuneration from Galapagos GmbH of €400,000.

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

Equity awards

Since January 1, 2019, we have granted warrants and RSUs to certain of our directors and members of our executive committee.

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

Related-party transactions policy

Article 524 of the Belgian Companies Code (and as from 1 January 2020, article 7:97 of the New Belgian Companies Code) provides for a special procedure that applies to intra-group or related party transactions with affiliates. The procedure applies to decisions or transactions between us and our affiliates that are not one of our subsidiaries. Prior to any such decision or transaction, our board of directors must appoint a special committee consisting of three independent directors, assisted by one or more independent experts. This committee must assess the business advantages and disadvantages of the decision or transaction, quantify its financial consequences and determine whether the decision or transaction causes a disadvantage to us that is manifestly illegitimate in view of our policy. If the committee determines that the decision or transaction is not illegitimate but will prejudice us, it must analyze the advantages and disadvantages of such decision or transaction and set out such considerations as part of its advice. Our board of directors must then make a decision, taking into account the opinion of the committee. Any deviation from the committee’s advice must be justified. Directors who have a conflict of interest are not entitled to participate in the deliberation and vote. The committee’s advice and the decision of the board of directors must be notified to our auditor, who must render a separate opinion. The conclusion of the committee, an excerpt from the minutes of the board of directors and the opinion by the auditor must be included in our annual report. This procedure does not apply to decisions or transactions in the ordinary course of business under customary market conditions and security documents, or to transactions or decisions with a value of less than 1% of our net assets as shown in our consolidated annual accounts.

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

B.     Memorandum and Articles of Association

The information set forth in our Registration Statement on Form F-3ASR (File No. 333-230639), automatically effective upon filing with the SEC on March 29, 2019, under the heading “Description of Share Capital”, as further supplemented by Exhibit 2.3 to this Annual Report (“Description of Securities”), is incorporated by reference.

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

E.     Taxation

Certain material U.S. federal income tax considerations to U.S. holders

The following is a summary of certain material U.S. federal income tax considerations relating to ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders of the ADSs and that will hold such ADSs as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address all tax considerations that may be applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

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

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code; existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof; and the income tax treaty between Belgium and the United States in each case as of and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary or different position concerning the tax consequences of ownership and disposition of the ADSs or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning, and disposing of the ADSs in their particular circumstances.

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

Persons considering an investment in the ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

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

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. Based on the foregoing, with respect to our 2019 taxable year, we do not anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

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

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to ownership and disposition of the ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to ownership and disposition of the ADSs.

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

Belgian tax consequences

The following paragraphs are a summary of material Belgian tax consequences of the ownership and disposal by an investor of ADSs representing our shares. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this prospectus supplement, all of which are subject to change, including changes that could have retroactive effect.

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of ADSs representing our shares, or “Holders”. This summary does not address Belgian tax aspects which are relevant to persons who are fiscally resident in Belgium or who are engaged in a business in Belgium through a permanent establishment or a fixed base in Belgium to which the ADSs are effectively connected.

This summary does not purport to be a description of all of the tax consequences of the ownership and disposal of ADSs representing our shares, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe all tax consequences of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ADSs representing our shares as a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. Investors should consult their own advisers regarding the tax consequences of an investment in ADSs representing our shares in the light of their particular circumstances, including the effect of any state, local or other national laws.

In addition to the assumptions mentioned above, it is also assumed in this discussion that for purposes of the domestic Belgian tax legislation, the owners of ADSs will be treated as the owners of the ordinary shares represented by such ADSs. However, the assumption has not been confirmed by or verified with the Belgian Tax Authorities.

Dividend withholding tax

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the ordinary shares represented by the ADSs is generally treated as a dividend distribution. By way of exception, the repayment of fiscal capital carried out in accordance with the Belgian Companies Code is not treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital (subject to certain conditions and the pro rata rule, see below). This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issuance premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates. However, for any decision of capital reduction, in accordance with the Belgian Companies Code, the amount of the capital reduction will be deemed to be derived proportionally (a) from the fiscal capital of our company, on the one hand and (b) on the other hand, from certain reserves (i.e., and in the following order:  (i) certain taxed reserves incorporated in the capital of our company, (ii) certain taxed reserves not incorporated into the capital of our company and (iii) certain tax-exempt reserves incorporated into the capital of our company). Only the part of the capital reduction that is deemed to be paid out of the fiscal capital may, subject to certain conditions, not be considered as a dividend distribution for Belgian tax purposes. The part of the capital reduction that is deemed to be derived from the abovementioned taxed (irrespective of whether they are incorporated into the capital) and/or tax-exempt reserves incorporated into the capital will be treated as a dividend distribution from a tax perspective and be subject to Belgian withholding tax, if applicable. Such portion is determined on the basis of the ratio of the taxed reserves (except for the legal reserve up to the legal minimum and certain unavailable retained earnings) and the tax-exempt reserves incorporated into the capital (with a few exceptions) over the aggregate of such reserves and the fiscal capital.

As a general rule, a withholding tax of 30% is levied on the gross amount of dividends paid on or attributed to the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. In case of a redemption by us of our own shares represented by ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by the redeemed shares) will be treated as a dividend which in principle is subject to the withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. In case of a liquidation of our company, any amounts distributed in excess of the fiscal capital will also be treated as a dividend, and will in principle be subject to a 30% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions. No Belgian withholding tax will be triggered if this redemption is carried out on a stock exchange and meets certain conditions. For non-residents the dividend withholding tax, if any, will be the only tax on dividends in Belgium, unless the non-resident is engaged in a business in Belgium through a fixed base in Belgium or a Belgian permanent establishment to which the ADSs are effectively connected. Prospective Holders should consult their own advisors regarding the tax consequences in case the ADSs are effectively connected to a fixed base or a permanent establishment in Belgium.

Relief of Belgian Dividend Withholding Tax

Under the U.S.-Belgium Tax Treaty, under which we are entitled to benefits accorded to residents of Belgium, there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident which beneficially owns the dividends and is entitled to claim the benefits of the U.S.-Belgium Tax Treaty under the limitation of benefits article included in the U.S.-Belgium Tax Treaty, or “Qualifying Holders”.

If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is however applicable, if the Qualifying Holder does not carry on a business in Belgium through a permanent establishment situated therein, with which our shares, represented by the ADSs, are effectively connected and is either of the following:

•

a company that is a resident of the United States that has directly owned our shares, represented by the ADSs, representing at least 10% of our capital for a twelve-month period ending on the date the dividend is declared, or

•

a pension fund in the meaning of Article 3, (1), (k) of the U.S.-Belgium Tax Treaty, that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

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

The reimbursement form is to be sent to Centrum Buitenland - Team 6 - 17P, Kruidtuinlaan 50, mailbox 3429, B-1000 Brussels, Belgium as soon as possible and in each case within a term of five years starting from the first of January of the year the withholding tax was paid to the Belgian Treasury.

Qualifying Holders may also, subject to certain conditions, obtain the reduced U.S.-Belgium Tax Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. to us no later than ten days after the date on which the dividend has been paid or attributed (whichever comes first).

Additionally, pursuant to Belgian domestic tax law, dividends paid or attributed to non-resident individuals who do not use our shares represented by ADSs in the exercise of a professional activity may be exempt from non-resident individual income tax up to the amount of 812 EUR (for income year 2020). Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to our shares represented by ADSs, such Belgian non-resident may request in his or her non-resident income tax return that any Belgian withholding tax levied on dividends up to the amount of EUR 812 (for income year 2020) be credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on dividends up to such an amount could in principle be reclaimed by filing a request thereto addressed to the designated tax official. Such a request has to be made at the latest on 31 December of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities which are determined by Royal Decree. For the avoidance of doubt, all dividends paid or attributed to the non-resident individual are taken into account to assess whether the maximum amount of EUR 812 (for income year 2020) is reached (and hence not only the amount of dividends paid or attributed on our shares represented by ADSs).

Additionally, pursuant to Belgian domestic tax law, dividends distributed to corporate Holders that qualify as a parent company will be exempt from Belgian withholding tax, provided that the shares which are represented by ADSs held by the Holder amount to at least 10% of our share capital upon payment or attribution of the dividends and such minimum participation is held or will be held during an uninterrupted period of at least one year, and provided the general anti-abuse provision does not apply. A Holder qualifies as a parent company (i) if it has a legal form similar to the ones listed in the annex to the EU Parent-Subsidiary Directive of 30 November 2011 (2011/96/EU)as amended from time to time, (ii) if it is considered to be a tax resident according to the laws of the United States of America and the U.S.-Belgium Tax Treaty, and (iii) if it is subject to a tax similar to the Belgian corporate income tax without benefiting from a tax regime that derogates from the ordinary tax regime. Please note that this withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements ("rechtshandeling of geheel van rechtshandelingen"/"acte juridique ou un ensemble d'actes juridiques") for which the Belgian Tax Administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine ("kunstmatig"/"non authentique") and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

In order to benefit from this exemption, the Holder must provide us or our paying agent with a certificate confirming its qualifying status and the fact that it satisfies the abovementioned conditions.

If the Holder holds the above-mentioned minimum participation  for less than one year, at the time the dividends are paid on or attributed to the shares represented by the ADSs, we must levy the withholding tax but we do not need to transfer it to the Belgian Treasury provided that the Holder provides us or our paying agent, at the latest upon the attribution of the dividends, its qualifying status, with a certificate confirming – in addition to its qualifying status and the fulfilment of the relevant conditions –  , the date as of which the Holder has held the minimum participation, and the Holder’s commitment to hold it for an uninterrupted period of at least one year. The Holder must also inform us or our paying agent when the one-year period has expired or if its shareholding drops below 10% of our share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the dividend withholding tax which was temporarily withheld will be paid to the Holder.

Dividends paid or attributed to a corporate Holder will be exempt from withholding tax, provided that (i) the Holder is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime, (ii) upon the date of payment or attribution of the dividends, the Holder holds a participation in us with an acquisition value of at least € 2,500,000, but representing less than 10% of our capital, (iii) the dividends relate to shares represented by the ADSs which are or will be held in full ownership for at least one year without interruption, (iv) the Holder has a legal form similar to the ones listed in the annex to the EU Parent-Subsidiary Directive of 30 November 2011 (2011/96/EU), as amended from time to time and (v) the general anti-abuse provision is not be applicable. The exemption from withholding tax is only applicable to the extent that the ordinary Belgian withholding tax, which would be due in the absence of said exemption, is, in principle, neither creditable nor reimbursable in the hands of the Holder.

In order to benefit from the above exemption of withholding tax, the corporate Holder must provide us or our paying agent with a certificate confirming (i) that it has a legal form as described above, (ii) that it is subject to corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary domestic tax regime, (iii) that it holds a participation of less than 10% in our capital, but with an acquisition value of at least € 2,500,000 upon the date of payment or attribution of the dividend, (iv) that the dividends relate to shares in us represented by the ADSs which it has held or will hold in full legal ownership for an uninterrupted period of at least one year, (v) to which extent it could in principle, in case this exemption would not exist, credit the levied Belgian withholding tax or obtain a reimbursement thereof according to the legal provisions applicable on December 31st of the year preceding the year of the payment or attribution of the dividends, and (vi) its full name, legal form, address and fiscal identification number, if applicable. Furthermore, we or our paying agent may also request confirmation from the Holder that the Holder commits to keep the participation with an acquisition value of at least € 2,500,000 until the completion of the minimum holding period of one year and that the Holder immediately notifies us or our paying agent of the completion of said one year holding period.

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to a U.S. pension fund which satisfies the following conditions:

(i)	to be a legal entity with separate legal personality and fiscal residence in the United States,
(ii)	whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions,
(iii)	whose activity is limited to the investment of funds collected in the exercise of its statutory mission, without any profit making aim,
(iv)	which is exempt from income tax in the United States, and
(v)

provided that it (save in certain particular cases as described in Belgian law) is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage our shares or ADSs, nor obligated to pay a manufactured dividend with respect to our shares or ADSs under a securities borrowing transaction.

The exemption will only apply if the U.S. pension fund provides an affidavit confirming that it is the full legal owner or usufruct holder of our shares or ADSs and that the above conditions are satisfied. The organization must then forward that affidavit to us or our paying agent.

Please note that the above withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements ("rechtshandeling of geheel van rechtshandelingen"/"acte juridique ou un ensemble d'actes juridiques") for which the Belgian Tax Administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine ("kunstmatig"/"non authentique") and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality. There is a rebuttable presumption that dividends are deemed to be connected to an artificial transaction if the shares have not been held by the pension fund in full legal ownership for an uninterrupted period of at least 60 days within 15 days from the date of the attribution or payment of the income.

Prospective Holders are encouraged to consult their own tax advisers to determine whether they qualify for an exemption or a reduction of the withholding tax rate upon payment of dividends and, if so, the procedural requirements for obtaining such an exemption or a reduction upon the payment of dividends or making claims for reimbursement.

Capital gains and losses

Pursuant to the U.S.-Belgium Tax Treaty, capital gains and/or losses realized by a Qualifying Holder entitled to claim the benefits of the U.S.-Belgium Tax Treaty under the limitation of benefits article in the U.S.-Belgium Tax Treaty from the sale, exchange or other disposition of our shares represented by ADSs are exempt from tax in Belgium.

Capital gains realized on our shares represented by ADSs by a corporate Holder who is not such a Qualifying Holder are generally not subject to taxation in Belgium unless these ADSs are held in connection with a business conducted in Belgium through a Belgian permanent establishment or a fixed place in Belgium to which the ADSs are effectively connected (in which case a 25% (applicable as of January 1, 2020) or 0% tax on the capital gain may apply, depending on the particular circumstances).

Capital losses are generally not tax deductible in Belgium. Private individual Holders who are not such Qualifying Holders and who are holding our shares represented by ADSs as a private investment and within the bounds of the normal management of one’s private estate will, as a rule, not be subject to tax in Belgium on any capital gains arising out of a disposal of our shares represented by ADSs.

Capital losses will, as a rule, not be tax deductible in Belgium. Capital gains realized by a Holder upon the redemption of shares represented by ADSs or upon our liquidation will generally be taxable as a dividend. See “—Dividend Withholding Tax” above.

Estate and gift tax

There is no Belgium estate tax on the transfer of our shares represented by ADSs on the death of a Belgian non-resident. Donations of our shares represented by ADSs made in Belgium may or may not be subject to gift tax depending on the modalities under which the donation is carried out.

Belgian tax on stock exchange transactions

The purchase and the sale and any other acquisition or transfer for consideration by a Holder of existing shares represented by ADSs (secondary market transactions) is subject to the Belgian tax on stock exchange transactions (“taks op de beursverrichtingen” / “taxe sur les opérations de bourse”) if it is entered into or carried out in Belgium through a professional intermediary. The tax on stock exchange transactions is not due upon the issuance of new shares represented by ADSs (primary market transactions). The tax on stock exchange transactions is levied at a rate of 0.35% of the purchase/sales price, capped at € 1,600 per transaction and per party. A separate tax is due by each party to any such transaction, and both taxes are in principle collected by the professional intermediary.

Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, existing shares represented by ADSs in Belgium for their own account through a professional intermediary may be exempt from the stock exchange tax if they deliver a certificate to the financial intermediary in Belgium confirming their non-resident status.

In addition to the above, no tax on stock exchange transactions is due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in Article 2, 9° and 10° of the Law of August 2, 2002, (ii) insurance companies described in Article 2, §1 of the Law of July 9, 1975 (as replaced by Article 5 of the Law of March 13, 2016 on the status and supervision of insurance and reinsurance undertakings), (iii) professional retirement institutions referred to in Article 2, §1 of the Law of October 27, 2006 relating to the control of professional retirement institutions, (iv) collective investment institutions, or (v) regulated real estate companies, (vi) the aforementioned non-residents (upon delivery of a certificate of non-residency in Belgium).

No stock exchange tax will thus be due by Holders on the subscription, purchase or sale of existing shares represented by ADSs, if the Holders are acting for their own account. In order to benefit from this exemption, the Holders must deliver a certificate to their financial intermediary in Belgium confirming their non-resident status for Belgian tax purposes.

The European Commission has published a proposal for a Directive for a common financial transactions tax (the “FTT”). The proposal currently stipulates that once the FTT enters into force, the participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of November 28, 2006 on the common system of value added tax). For Belgium, the tax on stock exchange transactions should thus be abolished once the FTT enters into force. The proposal is still subject to negotiation between the participating Member States and therefore may be changed at any time.

Common Reporting Standard

Following recent international developments, the exchange of information is governed by the Common Reporting Standard (“CRS”). On 24 December 2019, the total of jurisdictions that have signed the multilateral competent authority agreement (“MCAA”) amounts to 108. The MCAA is a multilateral framework agreement to automatically exchange financial and personal information, with the subsequent bilateral exchanges coming into effect between those signatories that file the subsequent notifications.

Under CRS, financial institutions resident in a CRS country are required to report, according to a due diligence standard, financial information with respect to reportable accounts, which includes interest, dividends, account balance or value, income from certain insurance products, sales proceeds from financial assets and other income generated with respect to assets held in the account or payments made with respect to the account. Reportable accounts include accounts held by individuals and entities (which include trusts and foundations) with fiscal residence in another CRS country. The standard includes a requirement to look through passive entities to report on the relevant controlling persons.

On 9 December 2014, EU Member States adopted Directive 2014/107/EU on administrative cooperation in direct taxation (“DAC2”), which provides for mandatory automatic exchange of financial information as foreseen in CRS. DAC2 amends the previous Directive on administrative cooperation in direct taxation, Directive 2011/16/EU and replaces the EC Council Directive 2003/48EC on the taxation of savings income (commonly referred to as the “Savings Directive”) as from 1 January 2016. Austria has been nonetheless allowed to exchange information under DAC2 as from 1 January 2017.

On 27 May 2015, Switzerland signed an agreement with the European Union in order to implement, as from 1 January 2017, an automatic exchange of information based on the CRS. This new agreement will replace the agreement on the taxation of savings that entered into force in 2005. As of 1 January 2017, financial institutions in the EU and Switzerland apply the due diligence procedures envisaged under the new agreement to identify customers who are reportable persons, i.e., for Switzerland residents of any EU Member State.  This data was exchanged for the first time in autumn 2018.

As a result of the Law of 16 December 2015, the mandatory automatic exchange of information applies in Belgium (i) as of income year 2016 (first information exchange in 2017) towards the EU Member States (including Austria, irrespective of the fact that the automatic exchange of information by Austria towards other EU Member States is only foreseen as of income year 2017), (ii) as of income year 2014 (first information exchange in 2016) towards the US and (iii), with respect to any other non-EU States that have signed the MCAA, as of income year 2016 (first information exchange in 2017) for a first list of 18 countries, as of income year 2017 (first information exchange in 2018) for a second list of 44 countries, and as of income year 2018 (first information exchange in 2019) for a third list of 1 country.

Investors who are in any doubt as to their position should consult their professional advisers.

Proposed Financial Transactions Tax

On February 14, 2013 the EU Commission published a proposal (the “FTT Proposal”) for a Council Directive on a common Financial Transaction Tax (the “FTT”). Earlier negotiations for a common transaction tax among all 28 EU Member States had failed. The current negotiations between Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (the “Participating Member States”) are seeking a compromise under “enhanced cooperation” rules, which require consensus from at least nine nations. Earlier Estonia dropped out of the negotiations by declaring it would not introduce the FTT.

The FTT Proposal currently stipulates that once the FTT enters into force, the Participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of November 28, 2006 on the common system of value added tax). For Belgium, the tax on stock exchange transactions should thus be abolished once the FTT enters into force.

However, the FTT Proposal  remains subject to negotiations between the Participating Member States. It may therefore be altered prior to any implementation, of which the eventual timing and outcome remains unclear. Additional EU Member States may decide to participate or drop out of the negotiations. If the number of Participating Member States would fall below nine, it would put an end to the legislative project.

Until recently, the FTT Proposal was at a standstill at the level of the European Council. Following the meeting of the Council of the EU of 14 June 2019, the FTT currently being considered by the FTT Participating Member States would be levied on the acquisition of shares or similar instruments of listed companies which have their head office in a member state of the EU (and market capitalisation in excess of EUR 1 billion on 1 December of the preceding year), rather than on any type of financial instrument. In order to reach a final agreement among the FTT Participating Member States, further work in the Council and its preparatory bodies will be required in order to ensure that the competences, rights and obligations of non-participating EU Member States are respected.

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

Liquidity risk

Our cash and cash equivalents and current financial investments amounted to respectively €1,861.6 million and €3,919.2 million on December 31, 2019. Cash generated in operating activities amounted to €3,208.6 million for the year ended December 31, 2019, but included net cash inflow from the Gilead collaboration of €3,497.1 million. Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. Based upon our current expected level of operating expenditures and our existing cash and cash equivalents, we believe that we will be able to fund our operating expenses and capital expenditure requirements for the coming years (and at least for a period of 12 months). We have no credit lines. Such forecasting is based on realistic assumptions with regards to milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

All our current financial investments and cash and cash equivalents have only an insignificant liquidity risk as they are all convertible upon a maximum three month notice period and without incurring a significant penalty.

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

Aging balance of receivables that are due, but are still considered collectable:

	December 31,
	2019	2018	2017
	(Euro, in thousands)
60 - 90 days	€87	€236	€—
90 - 120 days	—	12	1
more than 120 days	€—	€—	€—

Our cash and cash equivalents are invested primarily in savings and deposit accounts. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted at the beginning of the term. Our current financial investments are also kept within different financial institutions and include short-term bond funds and money market funds with credit ratings ranging from AAA to A- at the beginning of the investment. All of these current financial investments are investments in a basket of funds so there is no individual credit risk involved.

Interest rate risk

The only variable interest-bearing financial instruments are cash and cash equivalents and current financial investments.

Changes in interest rates may cause variations in interest income and expenses resulting from short term interest-bearing assets. Management does not expect the short term interest rates to decrease significantly in the immediate foreseeable future, which limits the interest exposure on our cash and cash equivalents and current financial investments.

Effect of interest rate fluctuation

A 100 basis point increase in interest rates at balance sheet date would have increased profit or loss, and equity, by approximately €57.8 million (2018: €12.9 million, 2017: €11.5 million); a 100 basis point decrease in interest rates would have decreased profit or loss, and equity,  by approximately €57.8 million (2018: €12.9 million, 2017: €11.5 million).

Foreign exchange risk

We are exposed to foreign exchange risk arising from various currency exposures. Our principal functional currency is euro, but we receive payments from our business partners Gilead and AbbVie in U.S. dollars and acquire some consumables and materials in U.S. dollars, Swiss Francs, GB Pounds and Croatian Kuna.

To limit this risk, we attempt to align incoming and outgoing cash flows in currencies other than the euro. In addition, contracts closed by our different entities are mainly in the functional currencies of that entity, except for the collaboration agreements signed with Gilead and AbbVie for which payments are denominated in U.S. dollars.

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	December 31,
	2019	2018	2017
Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(133,373)	€(27,200)	€(21,083)
Increase in Euros - GB Pounds	113	100	122
Increase in Euros - CH Francs	538	208	203
Increase in Euros - HR Kunas	650	611	(185)
Increase in U.S. Dollars - GB Pounds	€(894)	€(923)	€(831)

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents and current financial investments held in U.S dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of current financial investments, cash and cash equivalents, financial debt (we only have lease liabilities as of December 31, 2019), and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

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

Item 14    Material modifications to the rights of security holders and use of proceeds

Not applicable.

Item 15    Controls and procedures

Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a‑15(b) as of December 31, 2019. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of December 31, 2019, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a‑15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including our Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2019 was effective.

The effectiveness of internal control over financial reporting as of December 31, 2019 has been audited by Deloitte Bedrijfsrevisoren CVBA, our independent registered public accounting firm. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this annual report.

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

Item 16A    Audit Committee financial expert

Our board of directors has determined that Howard Rowe is an audit committee financial expert as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr. Rowe is independent as such term is defined in Rule 10A‑3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

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

Item 16C    Principal Accountant fees and services

Deloitte Bedrijfsrevisoren CVBA has served as our independent registered public accounting firm for 2019 and 2018. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended December 31,
	2019	2018
	(Euro, in thousands)
Audit Fees	€1,406.8	€442.1
Audit-Related Fees	101.3	92.1
All Other Fees	194.8	134.8
Total	€1,702.9	€669.0

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

“All Other Fees” are any additional amounts billed for products and services provided by the principal accountant. For the year ended December 31, 2019, they relate to non-audit fees, in particular related to the preparation of the commercial launch.

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

The audit committee has considered the non-audit services provided by Deloitte Bedrijfsrevisoren CVBA as described above and believes that they are compatible with maintaining Deloitte Bedrijfsrevisoren CVBA’s independence as our external auditor. In accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i), no fees for professional services were approved pursuant to any waivers of the pre-approval requirement.

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

Recently, the New Belgian Companies Code entered into force. For existing companies like us there is a transition regime providing for a staggered applicability of the new provisions. Certain parts of the New Belgian Companies Code apply to us as of January 1, 2020. The full transition must be completed by the earlier of (i) the next extraordinary shareholders’ meeting that amends our articles of association or (ii) January 1, 2024. On the date of this report, we have not yet implemented any changes as a result of such New Belgian Companies Code. Our extraordinary shareholders’ meeting, to be held on April 28, 2020, shall decide on the amendment of our articles of association, implementing the provisions of the New Belgian Companies Code. For a more detailed discussion of the changes, see the section of this annual report titled “Item 6 Directors, senior management and employees—A.  Directors and senior management—Our Board of Directors”.

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

•

Committees. Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to such composition requirements. Pursuant to Article 526quater of the Belgian Companies Code (and as from 1 January 2020, Article 7:100 of the New Belgian Companies Code) and the principles and guidelines of the Belgian Corporate Governance Code, we are required to set up a remuneration committee within our board of directors. In addition, the Belgian Corporate Governance Code provides that the board of directors should set up a nomination committee, which can be combined with the remuneration committee. Our board of directors has set up and appointed a nomination and remuneration committee.

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

•

Shareholder Approval for Certain Issuances of Securities. Nasdaq Stock Market Listing Rule 5635 requires that a company obtains shareholder approval prior to making certain issuances of securities. Pursuant to the New Belgian Companies Code and subject to the conditions set forth therein and in our articles of association, our board of directors is allowed to issue shares through the use of authorized capital limited to the maximum amount of our share capital. The authorized capital may however not be used for (i) capital increases by contribution in kind exclusively reserved for one of our shareholders holding shares to which more than 10% of the voting rights are attached, (ii) the issuance of shares with multiple voting rights, (iii) the issuance of a new class of securities, or (iv) the issuance of warrants intended mainly for one or more specified persons other than our or our subsidiaries’ staff. Restrictions on the use of the authorized capital also exist in case a public take-over bid on us has been announced.

Item 16H    Mine safety disclosure

Not applicable.

PART III

Item 17    Financial statements

Not applicable.

Item 18    Financial statements

See pages F‑1 through F‑68 of this annual report.

Item 19    Exhibits

The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

Index to Financial Statements

FINANCIAL SECTION

Audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Galapagos NV

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Galapagos NV and subsidiaries (the "Company") as of 31 December, 2019, 2018, and 2017 the related consolidated statements of operations, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended 31 December, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December, 2019, 2018, and 2017, and the results of its operations and its cash flows for each of the three years in the period ended 31 December, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 December, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 27 March 2020, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Determination and allocation of the transaction price as a result of the Transformative Research and Development Collaboration - Refer to Notes 2, 4, 6, and 24 to the financial statements

Critical Audit Matter Description

The Company entered into a Transformative Research and Development Collaboration with Gilead (“the Collaboration”), resulting in the receipt of an upfront payment of EUR 3.65 billion and an equity investment of EUR 960 million, including the proposed issuance of warrant A and warrant B (jointly referred to as “the Financial Instruments”) by the Company to Gilead, subject to shareholder approval. The timing of this being recognized prior to shareholder approval was a critical judgement as it impacted the determination of the transaction price and whether the transaction was within the scope of IFRS 9 – Financial Instruments.

As part of the IFRS-15 analysis, the Company concluded the transaction price was impacted by the Subscription Agreement, including contractual warrant A and warrant B that had been entered into simultaneously. The Company identified three performance obligations capable of being distinct in the context of the contract, for which the stand-alone selling price was determined, using valuation models, including both observable and unobservable inputs. The revenue related to these performance obligations is recognized either at a point in time or over time, based on the Company’s conclusion on the satisfaction of the respective performance obligation-patterns.

The evaluation of the reasonableness of management’s estimates and assumptions related to these specific critical judgements and accounting estimates require a high degree of auditor judgement and a significant degree of extra audit effort, including the need to involve our accounting and valuation specialists.

The determination of the transaction price, together with the allocation to those distinct performance obligations and the subsequent revenue recognition pattern is complex and required critical judgements in the following areas:

Determination of the transaction price

•	Interdependency between the Financial Instruments and the transaction price in the Collaboration

Identification of distinct performance obligations

•	Assessment of the existence of a significant financing component related to the Drug Discovery Platform.

Allocation of the transaction price to the distinct performance obligations

•	Determination of the stand-alone selling price of GLPG1690, including the appropriateness of the valuation model and the unobservable inputs.
•	Determination of the stand-alone selling price of the Filgotinib amendment, including the appropriateness of the margin, being a non-cash consideration, included in the cost-plus margin approach.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures to address all critical judgements related to the Collaboration included reading the Subscription Agreement, Option, License and Collaboration Agreement and the First Amendment to the License and Collaboration Agreement and management’s accounting position paper to understand the terms of each contract and evaluate management’s conclusions.

In relation to management’s critical judgements related to the Collaboration, our audit procedures included the following:

Determination of the transaction price

•

We tested the effectiveness of controls over the determination of the transaction price, as part of management’s controls over the application of IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments, including the interdependency of warrant A, and warrant B, jointly “the Financial Instruments”.

•

With the assistance of our accounting specialists, we evaluated the impact of the interdependency and the timing of recognition of the Financial Instruments (IFRS 9 – Financial instruments) on the transaction price in the Collaboration (IFRS 15 – revenue from Customers), including the impact of subsequent re-measurement of these Financial instruments on the transaction price.

Identification of distinct performance obligations

•

We tested the effectiveness of controls over the identification of distinct performance obligations, as part of management’s controls over the application of IFRS 15 – Revenue from Contracts with Customers, including those controls addressing the existence of a significant financing component.

•

We tested management’s identification of distinct performance obligations by evaluating whether the underlying goods, services, or both were highly interdependent and interrelated and the absence of a significant financing component for the Drug Discovery Platform performance obligation. We read minutes of committee meetings and management’s position papers to understand the customer’s intended use of the licenses and other obligations included in the Collaboration and whether or not the elements included in the Collaboration give rise to a significant financing component for the Drug Discovery Platform performance obligation.

Allocation of the transaction price to the distinct performance obligations

•

We tested the effectiveness of controls over the allocation of the transaction price to the distinct performance obligations, including management’s controls over the valuation of GLPG1690 and the Filgotinib amendment.

•

With the assistance of our valuation specialists, we evaluated the reasonableness of the (i) valuation methodology and (ii) unobservable inputs of most significance to the valuation, being estimated market share and size, peak sales and probability of success, used to determine the stand-alone selling price by comparing our independent estimates, derived from external data on the disease area and competitive landscape, to those included by management in the valuation model of GLPG1690. We performed sensitivity analysis on the variances identified to determine whether the Company’s valuation was within an acceptable range.

•

We tested management’s valuation methodology on the Filgotinib amendment, by assessing the appropriateness of the non-cash consideration, being the increased involvement in the global strategy of filgotinib and the broader commercialization role in the Benelux and EU5 countries, reflected as margin in the cost-plus-margin approach. We have read minutes of committee, management position papers, and have inquired with management, in order to (i) understand management basis for conclusion on the appropriateness of the non-cash consideration, (ii) assess any contradictory evidence.

Fair Value Measurement of the Financial Instruments arising from the Collaboration - Refer to Notes 2, 4, 6, and 9 to the financial statements

Critical Audit Matter Description

As a result of the Collaboration, the Company committed to issue warrant A and warrant B, jointly referred to as “the Warrants”, to Gilead.

As the fair value measurement of the Warrants is based on complex models and unobservable inputs, these are classified as Level 3 assets or liabilities.

The valuation of the Warrants classified as Level 3 is inherently subjective, and involves the use of complex models, including the Longstaff-Schwartz Monte Carlo model, and various unobservable inputs, including the discount for lack of marketability and estimated strike price.

Given management uses complex models and unobservable inputs to estimate the fair value of Level 3 assets and liabilities, this required a high degree of auditor judgement and a significant incremental audit effort, including the need to involve our valuation specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included the following:

•

We tested the effectiveness of controls over management’s valuation of the Warrants, including those related to assessing the appropriateness of the unobservable inputs and the valuation model applied.

•

With the assistance of our valuation specialists, we (i) evaluated the appropriateness of the valuation model, (ii) evaluated the appropriateness of unobservable inputs determined by management (discount for lack of marketability), and (iii) developed independent fair value estimates.

Zaventem, Belgium, 27 March 2020

The statutory auditor

/s/ Gert Vanhees
DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises
CVBA / SCRL
Represented by Gert Vanhees

We have served as the Company's auditor since 2000.

Report of independent registered public accounting firm

To the shareholders and the board of directors of Galapagos NV

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Galapagos NV and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated March 27, 2020, expressed an unqualified opinion on those financial statements.

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

Zaventem, Belgium, March 27, 2020

The statutory auditor

/s/ Gert Vanhees
DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises
CVBA / SCRL

Represented by Gert Vanhees

We have served as the Company's auditor since 2000.

Consolidated Statement of Financial Position

	December 31,
	2019	2018	2017	Notes
	(Euro, in thousands)
Assets
Intangible assets	€24,927	€3,632	€2,495	13
Property, plant and equipment	66,052	23,137	16,692	14
Deferred tax assets	4,205	2,514	1,978	21
Non-current R&D incentives receivables	93,407	73,443	64,001	16
Other non-current assets	14,091	7,919	3,461	15
Non-current assets	202,682	110,645	88,627

Trade and other receivables	54,009	18,609	27,966	17
Current R&D incentives receivables	21,949	11,203	11,782	16
Current financial investments	3,919,216	—	—	18
Cash and cash equivalents	1,861,616	1,290,796	1,151,211	19
Other current assets	9,138	8,244	6,688	17
Current assets	5,865,927	1,328,851	1,197,647
Total assets	€6,068,609	€1,439,496	€1,286,274

Equity and liabilities

Share capital	€287,282	€236,540	€233,414	20
Share premium account	2,703,583	1,277,780	993,025	20
Other reserves	(4,842)	(735)	(1,260)
Translation differences	(1,142)	(1,557)	(1,754)
Accumulated losses	(109,223)	(297,779)	(211,441)
Total equity	2,875,658	1,214,249	1,011,983

Retirement benefit liabilities	8,263	3,764	3,582
Non-current lease liabilities	19,558	—	—	22
Other non-current liabilities	6,989	1,578	1,662	23
Non-current deferred income	2,586,348	—	97,348	24
Non-current liabilities	2,621,158	5,342	102,592

Current lease liabilities	5,826	—	9	22
Trade and other liabilities	143,434	68,928	48,281	23
Current tax payable	2,037	1,175	865	11
Current financial instruments	6,198	—	—	9
Current deferred income	414,298	149,801	122,544	24
Current liabilities	571,793	219,905	171,699
Total liabilities	3,192,951	225,247	274,291
Total equity and liabilities	€6,068,609	€1,439,496	€1,286,274

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Operations

	Year ended December 31,
	2019	2018	2017	Notes
	(Euro, in thousands, except per share data)
Revenues	€844,985	€288,836	€127,087	6
Other income	50,905	29,009	28,830	6
Total revenues and other income	895,890	317,845	155,918

Research and development expenses	(427,320)	(322,875)	(218,502)	7
General and administrative expenses	(73,701)	(35,631)	(24,415)	7
Sales and marketing expenses	(24,577)	(4,146)	(2,803)	7
Total operating expenses	(525,597)	(362,652)	(245,720)

Operating income/loss (-)	370,292	(44,807)	(89,802)

Fair value re-measurement of share subscription agreement and warrants	(181,644)	—	—	9
Other financial income	21,482	18,335	4,877	10
Other financial expenses	(60,071)	(2,737)	(30,582)	10

Income/loss (-) before tax	150,060	(29,209)	(115,507)

Income taxes	(214)	(50)	(198)	11

Net income/loss (-)	€149,845	€(29,259)	€(115,704)	12
Net income/loss (-) attributable to:
Owners of the parent	149,845	(29,259)	(115,704)
Basic income/loss (-) per share	€2.60	€(0.56)	€(2.34)	12
Diluted income/loss (-) per share	€2.49	€(0.56)	€(2.34)	12

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Comprehensive Income/Loss (-)

	Year ended December 31,
	2019	2018	2017	Notes
	(Euro, in thousands)

Net income/loss (-)	€149,845	€(29,259)	€(115,704)
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation	(4,107)	(94)	(40)
Items that may be reclassified subsequently to profit or loss:
Fair value adjustment of financial assets available-for-sale	—	—	(220)
Translation differences, arisen from translating foreign activities	415	197	(664)
Other comprehensive income/loss (-), net of income tax	(3,692)	103	(924)

Total comprehensive income/loss (-) attributable to:
Owners of the parent	€146,154	€(29,155)	€(116,629)

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total
	(Euro, in thousands)
On January 1, 2017	€223,928	€649,135	€(1,090)	€(1,000)	€(112,272)	€758,701
Net loss					(115,704)	(115,704)
Other comprehensive loss			(664)	(260)		(924)
Total comprehensive loss			(664)	(260)	(115,704)	(116,629)
Share-based compensation					16,536	16,536
Issue of new shares	23,331	340,593				363,924
Share issue costs	(15,837)					(15,837)
Exercise of warrants	1,992	3,296				5,288
On December 31, 2017	€233,414	€993,025	€(1,754)	€(1,260)	€(211,441)	€1,011,983
Change in accounting policy ( modified retrospective application IFRS 15)					(83,220)	(83,220)
Change in accounting policy ( modified retrospective application IFRS 9)				619	(619)	—
Restated total equity at January 1, 2018	233,414	993,025	(1,754)	(641)	(295,280)	928,766
Net loss					(29,259)	(29,259)
Other comprehensive income/loss (-)			197	(94)		103
Total comprehensive income/loss (-)			197	(94)	(29,259)	(29,155)
Share-based compensation					26,757	26,757
Issue of new shares	16,021	280,167				296,188
Share issue costs	(15,964)					(15,964)
Exercise of warrants	3,069	4,588				7,657
On December 31, 2018	€236,540	€1,277,780	€(1,557)	€(735)	€(297,779)	€1,214,249
Change in accounting policy ( modified retrospective application IFRS 16)					416	416
Restated total equity at January 1, 2019	236,540	1,277,780	(1,557)	(735)	(297,363)	1,214,665
Net income					149,845	149,845
Other comprehensive income/loss (-)			415	(4,107)		(3,692)
Total comprehensive income/loss (-)			415	(4,107)	149,845	146,154
Share-based compensation					38,297	38,297
Derecognition of financial liability from share subscription agreement and warrant A		135,702				135,702
Issue of new shares	36,945	923,142				960,087
Share issue costs	(4,447)					(4,447)
Exercise of warrant A by Gilead	14,162	353,873				368,035
Exercise of warrants	4,082	13,085				17,167
On December 31, 2019	€287,282	€2,703,583	€(1,142)	€(4,842)	€(109,223)	€2,875,658

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows

	2019	2018	2017	Notes
	(Euro, in thousands)

Net income/loss (-)	€149,845	€(29,259)	€(115,704)

Adjustment for non-cash transactions	248,027	21,753	48,301	25
Adjustment for items to disclose separately under operating cash flow	(7,731)	(4,389)	(1,912)	25
Adjustment for items to disclose under investing and financing cash flows	(5,061)	(668)	—	25
Change in working capital other than deferred income	12,698	19,922	(12,862)	25
Increase / decrease (-) in deferred income	2,804,202	(153,312)	(65,722)	24

Cash generated/used (-) in operations	3,201,980	(145,953)	(147,899)

Interest paid	(1,158)	(1,063)	(273)
Interest received	7,852	4,558	1,341
Income taxes paid	(57)	(8)	(199)

Net cash flows generated/used (-) in operating activities	3,208,617	(142,466)	(147,030)

Purchase of property, plant and equipment	(22,385)	(10,392)	(5,312)	14
Purchase of and expenditure in intangible fixed assets	(23,300)	(3,325)	(2,125)	13
Proceeds from disposal of intangible assets	—	1	—	13
Proceeds from disposal of property, plant and equipment	—	—	7	14
Increase in current financial investments	(4,787,284)	—	—	18
Interest received related to current financial investments	5,059	—	—	18
Decrease in current financial investments	1,063,344	—	—	18
Decrease in restricted cash	—	—	6,510
Acquisition of financial assets held at fair value through profit or loss	(177)	(4,559)	—	15
Proceeds from sale of financial assets held at fair value through profit or loss	82	2,361	372	15

Net cash flows used in investing activities	(3,764,660)	(15,914)	(549)

Payment of lease liabilities and other debts	(5,091)	(5)	(65)	22
Proceeds from capital and share premium increases, gross amount	960,087	296,188	363,924	20
Issue cost paid, related to capital and share premium increases	(4,447)	(15,964)	(15,790)	20
Proceeds from capital and share premium increases from exercise of warrants	17,167	7,657	5,288	20
Proceeds from capital and share premium increases from exercise of warrant A by Gilead	368,035	—	—	20

Net cash flows generated in financing activities	1,335,751	287,876	353,357

Increase in cash and cash equivalents	€779,708	€129,497	€205,779

Cash and cash equivalents at beginning of year	€1,290,796	€1,151,211	€973,241	19

Transfer to current financial investments	(198,922)	—	—

Increase in cash and cash equivalents	779,708	129,497	205,779

Effect of exchange rate differences on cash and cash equivalents	(9,966)	10,089	(27,808)

Cash and cash equivalents at end of year	€1,861,616	€1,290,796	€1,151,211	19

	December 31,
	2019	2018	2017	Notes
	(Euro, in thousands)
Current financial investments	€3,919,216	€—	€—	18
Cash and cash equivalents	1,861,616	1,290,796	1,151,211	19
Current financial investments and cash and cash equivalents	€5,780,832	€1,290,796	€1,151,211

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

The components of the operating result presented in the financial statements include the following companies: Galapagos NV, Galapagos Biopharma Belgium BV, Galapagos Real Estate 1 BV and Galapagos Real Estate 2 BV (Mechelen, Belgium); Galapagos SASU (Romainville, France); Galapagos B.V., Galapagos Biopharma Netherlands B.V. and Galapagos Real Estate Netherlands B.V. (Leiden, the Netherlands); Fidelta d.o.o. (Zagreb, Croatia); Galapagos, Inc. and its subsidiary Xenometrix, Inc. (United States); BioFocus DPI AG and Galapagos GmbH (Basel, Switzerland); Galapagos Biotech Ltd. (Cambridge, UK), Galapagos Biopharma Germany GmbH (München, Germany), Galapagos Biopharma Spain S.L.U. (Madrid, Spain) and Galapagos Biopharma Italy S.r.l. (Milan, Italy).

Our operations had 1,003 employees as at December 31, 2019 working in the operating facilities in Mechelen (the Belgian headquarters), the Netherlands, France, Croatia, Switzerland, the United States and United Kingdom.

2. Summary of significant transaction

On July 14, 2019 we and Gilead announced that we had entered into a 10-year global research and development collaboration. Through this agreement, Gilead gained exclusive access to our innovative portfolio of compounds, including six molecules currently in clinical trials, more than 20 preclinical programs and a proven drug discovery platform.

The transaction was subject to certain closing conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of merger control approval from the Austrian Federal Competition Authority. On August 23, 2019 all approvals were obtained and the transaction was closed.

We received an upfront payment €3,569.8 million ($3.95 billion) and a €960.1 million ($1.1 billion) equity investment from Gilead. On November 6, 2019 Gilead exercised warrant A, which resulted in an additional equity investment of €368.0 million. We will use the proceeds to expand and accelerate our research and development programs. We identified the following three performance obligations: (i) the transfer of an extended license on GLPG1690, (ii) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 on the global development activities of filgotinib, until we reach the new, increased, joint predetermined level of costs, as a result of the revised license and collaboration agreement. As part of the collaboration, Gilead also received option rights for GLPG1972, a Phase 2b candidate for osteoarthritis, in the United States. We refer to the Critical accounting judgments and key sources of estimation uncertainty section (note 4) explaining critical judgments in applying accounting policies.

Gilead also proposed two individuals for our board of directors, which were nominated during the special general meeting of shareholders of October 22, 2019.

Terms of the collaboration

We will fund and lead all discovery and development autonomously until the end of Phase 2. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead will have the option to acquire a license to the compound outside Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. Gilead will maintain option rights to our programs through the 10-year term of the collaboration. This term can be extended for up to an additional three years thereafter for those programs, if any, that have entered clinical development prior to the end of the collaboration term. On top, a final term extension can be granted in certain circumstances. If GLPG1690 is approved in the United States, Gilead will pay us an additional $325 million regulatory milestone fee.

For GLPG1972, after the completion of the ongoing Phase 2b study in osteoarthritis, Gilead has the option to pay a $250 million fee to license the compound in the United States. If certain secondary efficacy endpoints for GLPG1972 are met, Gilead will pay us up to an additional $200 million. Following opt-in on GLPG1972, we are eligible to receive up to $550 million in regulatory and sales based milestones. For all other programs resulting from the collaboration, Gilead will make a $150 million opt-in payment per program and will owe no subsequent milestones. We will receive tiered royalties ranging from 20-24% on net sales of all our products licensed by Gilead in all countries outside Europe as part of the agreement.

Filgotinib collaboration

Under the revised agreement, we will have greater involvement in filgotinib’s global strategy and participate more broadly in the commercialization of the product in Europe, providing the opportunity to build a commercial presence on an accelerated timeline. We and Gilead will co-commercialize filgotinib in France, Germany, Italy,

Spain and the United Kingdom and retain the 50/50 profit share in these countries that was part of the original filgotinib license agreement, and under the revised agreement, we will have an expanded commercial role. We will be the lead commercialization party for filgotinib in France, Italy and Spain for rheumatology indications and Gilead will be the lead commercialization party for gastro indications. In Germany and the United Kingdom, Gilead will lead the rheumatology indications and Galapagos will lead the gastro indications. We retain exclusive commercialization responsibility in Belgium, the Netherlands and Luxembourg, where the 50/50 profit share also applies. The companies will share future global development costs for filgotinib equally until a predetermined level, in lieu of the 80/20 cost split provided by the original agreement. Other terms of the original license agreement remain in effect, including the remaining $640 million in development and regulatory milestones,  sales-based milestone payments of up to $600 million and tiered royalties ranging from 20-30% payable in territories outside of Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. In addition, we achieved two milestones in December 2019 totaling $30 million.

Terms of the equity investment

As part of the research and development collaboration Gilead also entered into a share subscription agreement with us. Gilead’s equity investment consisted of a subscription for new Galapagos shares at a price of €140.59 per share, representing at July 14, 2019 a 20% premium to Galapagos’ 30-day, volume-weighted average price. This equity subscription took place at closing of the transaction, on August 23, 2019 and increased Gilead’s stake in Galapagos from approximately 12.3% to 22.04% of the then issued and outstanding shares in Galapagos.

In addition, the extraordinary general meeting of shareholders of October 22, 2019 approved the issuance of warrant A and initial warrant B allowing Gilead to further increase its ownership of Galapagos to up to 29.9% of the company’s issued and outstanding shares. The initial warrant B has a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) EUR 140.59. Subsequent warrant B is still subject to approval by an extraordinary general meeting of shareholders. This extraordinary general meeting of shareholders shall take place between 57 and 59 months of the closing of the subscription agreement and this warrant will have substantially similar terms, including as to exercise price, to the initial warrant B. The agreement also includes a 10-year standstill restricting Gilead’s ability to propose a business combination with or acquisition of Galapagos or increase its stake in Galapagos beyond 29.9% of the company’s issued and outstanding shares, subject to limited exceptions. On November 6, 2019 Gilead exercised warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares. Gilead further increased its ownership to 25.84% at December 31, 2019.

3. Significant accounting policies

Our principal accounting policies are summarized below.

BASIS OF PREPARATION AND GOING CONCERN ASSUMPTION

The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IASB’s International Financial Reporting Interpretation Committee. The consolidated financial statements provide a general overview of our activities and the results achieved. They give a true and fair view of our financial position, our financial performance and cash flows, on a going concern basis.

NEW STANDARDS AND INTERPRETATIONS APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2019

▪ IFRS 16 Leases

The above new applicable standard affected the consolidated financial statements as follows:

IFRS 16 Leases

We adopted IFRS 16 on January 1, 2019, in accordance with the transitional provisions of IFRS 16, using the modified retrospective approach. Consequently, the cumulative effect of adopting IFRS 16 was recognized as an adjustment to the opening balance of retained earnings as at January 1, 2019, with no restatement of the comparative figures.

On adoption of IFRS 16, we recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under IAS 17. These liabilities were measured at the present value of the remaining lease payments and discounted using our incremental borrowing rate as of January 1, 2019. Our weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 1.55%.

The differences between our total operating lease commitments as reported in note 26 of our consolidated financial statements of December 31, 2018 and the total lease liabilities recognized in our statement of financial position as at January 1, 2019 are summarized below.

(Euro, in thousands)
Operating lease commitments disclosed as at December 31, 2018	€27,704
Less : discounting effect using the lessee's incremental borrowing rate at the date of initial application	(1,223)
Less : other	(569)
Lease liability recognized as at January 1, 2019	25,912
Of which are :
current lease liabilities	4,516
non-current lease liabilities	€21,396

The change in accounting policy affected the statement of financial position as at January 1, 2019 as follows:

January 1, 2019
(Euro, in thousands)
Property, plant and equipment (right-of-use assets)	€26,406
Other current assets (prepaid expenses)	(494)
Effect on total assets	25,912

Accumulated losses	416
Lease liabilities (current and non-current)	25,912
Deferred income	(416)
Effect on total equity and liabilities	€25,912

We applied the following practical expedients, as permitted by IFRS 16, on transition date:

▪ Reliance on the previous definition of a lease (as provided by IAS 17) for all contracts that existed on the date of initial application;

▪ The use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

▪ Reliance on previous assessments on whether leases are onerous instead of performing an impairment review;

▪ The accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases;

▪ No recognition of right-of-use assets and liabilities for leases of low value assets.

We refer to our updated accounting policy on leases as a result of the adoption of IFRS 16.

Other new standards and interpretations applicable for the annual period beginning on January 1, 2019 did not have any impact on our consolidated financial statements.

NEW STANDARDS AND INTERPRETATIONS APPLIED FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2018

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

As a consequence of the adoption of IFRS 15 on January 1, 2018, our consolidated accumulated losses and deferred income were both increased by €83.2 million, reflecting the impact of the new standard on the revenue recognition of the considerations received related to our ongoing license and collaboration agreements. Differences in accounting treatment compared to the former standard were identified for (i) the milestones payments previously received in the scope of our license and collaboration agreement for filgotinib with Gilead, and (ii) the upfront and milestone payments received related to the license and collaboration agreement with AbbVie for cystic fibrosis, which were fully recognized in revenue in the previous years under the former applicable IFRS standard. The collaboration agreement with AbbVie for cystic fibrosis was modified in 2016. Under IAS 18 this modification was accounted for as a separate contract. However, based on the contract modification guidance under IFRS 15 we determined that the upfront payment should be recognized over the term of the modified contract. Finally, the deferred income balance related to the license fee received from Servier in the scope of our license and collaboration agreement in the field of osteoarthritis was fully reclassified to equity as a consequence of the adoption of the new standard. We refer to the note 6 “Total revenues and other income” for further detail.

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

STANDARDS AND INTERPRETATIONS PUBLISHED, BUT NOT YET APPLICABLE FOR THE ANNUAL  PERIOD BEGINNING ON  JANUARY 1, 2019

A number of new standards are effective for annual periods beginning on or after January 1, 2020 with earlier adoption permitted. However we have not early adopted new or amended standards in preparing our consolidated financial statements. Of the standards that are not yet effective, we expect no standard to have a material impact on our financial statements in the period of initial application.

•	IFRS 17 Insurance contracts (applicable for annual periods beginning on or after January 1, 2021, but not yet endorsed in the EU)
•	Amendments to References to the Conceptual Framework in IFRS Standards (applicable for annual periods beginning on or after January 1, 2020)
•	Definition of a Business (Amendments to IFRS 3) (applicable for annual periods beginning on or after January 1, 2020, but not yet endorsed in the EU)
•	Definition of Material (Amendments to IAS 1 and IAS 8) (applicable for annual periods beginning on or after January 1, 2020)

•	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform (applicable for annual periods beginning on or after January 1, 2020)
•

Amendments to IAS 1 Presentation of Financial Statements: Classification of liabilities as current or non-current (applicable for annual periods beginning on or after January 1, 2022, but not yet endorsed in the EU)

CONSOLIDATED REPORTING

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

INTANGIBLE ASSETS

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally generated intangible asset arising from our development activities is recognized only if all of the following conditions are met:

•	Technically feasible to complete the intangible asset so that it will be available for use or sale
•	We have the intention to complete the intangible assets and use or sell it
•	We have the ability to use or sell the intangible assets
•	The intangible asset will generate probable future economic benefits, or indicate the existence of a market
•	Adequate technical, financial and other resources to complete the development are available
•	We are able to measure reliably the expenditure attributable to the intangible asset during its development

The amount capitalized as internally generated intangible assets is the sum of the development costs incurred as of the date that the asset meets the conditions described above. Because of risks and uncertainties inherent to the regulatory authorizations and to the development process itself, management estimates that the conditions for capitalization are not met until we obtain regulatory approval from the competent authorities.

Currently we don’t own products that have obtained regulatory approval and this has resulted in all development costs being recognized as an expense in the period in which they are incurred.

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

•	Installation & machinery: 3–15 years
•	Furniture, fixtures & vehicles: 4–10 years

Any gain or loss incurred at the disposal of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset, and is recognized in profit or loss.

LEASEHOLD IMPROVEMENTS

Leasehold improvements are depreciated over the term of the lease, unless a shorter useful life is expected.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized on our balance sheet when we become a party to the contractual provisions of the instrument. We do not actively use currency derivatives to hedge planned future cash flows, nor do we make use of forward foreign exchange contracts, outside of the Gilead transaction, fully settled at December 31, 2019. Additionally, we don’t have financial debts at December 31, 2019.

(i) Financial assets

Financial assets are initially recognized either at fair value or at their transaction price. All recognized financial assets will subsequently be measured at either amortized cost or fair value under IFRS 9 on the basis of both our business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

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

•	all other financial assets are measured at FVTPL.

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

We classify non-derivative financial assets into the following categories:

-financial assets at fair value through profit or loss (equity instruments, current financial investments and cash equivalents)

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

Current financial investments

Current financial investments include financial assets measured at fair value through profit or loss and comprise short term bond funds that have a maturity equal or less than 12 months, and money market funds.

Cash equivalents measured at fair value through profit or loss

Cash equivalents measured at fair value through profit or loss may comprise short-term deposits, bonds and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. These financial assets are used by us in the management of our short-term commitments.

Financial assets at amortized cost

Receivables

Receivables are designated as financial assets measured at amortized cost. They are initially measured either at fair value or at transaction price, in the absence of a significant financing component.

All receivables are subsequently measured in the balance sheet at amortized cost, which generally corresponds to nominal value less expected credit loss provision.

Receivables mainly comprise trade and other receivables and current/non-current R&D incentives receivables.

The R&D incentives receivables relate to refunds resulting from R&D incentives on research and development expenses in France and Belgium. Research and development incentives receivables are discounted over the period until maturity date according to the appropriate discount rates.

Cash

Cash are financial assets measured at amortized cost and comprise cash balances and short-term deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their value and are used by us in the management of our short-term commitments.

Cash equivalents measured at amortized costs

Cash equivalents measured at amortized cost comprise short-term deposits that are readily convertible to cash and are subject to an insignificant risk of changes in value. These financial assets are used by us in the management of our short-term commitments.

Cash and cash equivalents exclude restricted cash, which is presented in the line other non-current assets in the statement of financial position.

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

(iii) Financial instruments: derivative assets/liabilities

Financial assets and financial liabilities are recognized on our balance sheet when we become a party to the contractual provisions of the instrument.

Derivative assets and liabilities are initially measured at fair value. After initial measurement we will measure the derivatives at fair value through profit or loss.

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

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transaction. We use monthly transaction rates based on the closing exchange rates of the foreign currencies on the last business day of the month preceding the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at closing rates of monetary assets and liabilities denominated in foreign currencies are recognized in the financial result in the statement of operations.

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

REVENUE RECOGNITION

Revenues to date have consisted principally of milestones, license fees and non-refundable upfront fees received in connection with collaboration and license agreements. We also generate revenue from our fee-for-service activities.

The revenue recognition policies can be summarized as follows:

We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for agreements that we determine are within the scope of IFRS 15, we perform the following five steps:

(i) identify the contract

In our current agreements with customers we are mainly transferring licenses on our IP and in some cases this is combined with access rights and/or providing research and development services and/or cost sharing mechanisms. In some cases our collaborations also include an equity subscription component. If this is the case, we analyze if the criteria to combine contracts, as set out by IFRS 15, are met.

(ii) identify the performance obligations in the contract

Depending on the type of the agreement, there can be one or more distinct performance obligations under IFRS 15. This is based on an assessment of whether the promises in an agreement are capable of being distinct and are distinct from the other promises to transfer goods and/or services in the context of the contract. For some of our agreements we combine the transfer of the license with the performance of research and development activities because we consider that the license is not capable of being distinct and is not distinct in the context of the contract.

(iii) determine the transaction price

Collaboration and license agreements with our commercial partners for research and development activities generally include non-refundable upfront fees; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; license fees, royalties on sales and sometimes reimbursement income or profits sharing arrangements.

a/ License fees or upfront payments

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

b/ Milestone Payments other than sales based milestones

A milestone payment is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. We estimate the amount to be included in the transaction price using the most likely amount method, where milestone payments are included in the transaction price upon achievement of the milestone event. The transaction price is then allocated to each performance obligation on a stand-alone selling price basis, for which we recognize revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of such milestones and any related constraint, and if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment.

c/ Reimbursement Income for R&D Services

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

d/ Sales based milestone payment and Royalties

License and collaboration agreements include sales-based royalties, including commercial milestone payments based on the level of sales, and the license has been deemed to be the predominant item to which the royalties relate. Related revenue is recognized as the subsequent underlying sales occur.

(iv) allocate the transaction price to the performance obligations in the contract

We allocate the transaction price to each performance obligation identified in the contract based upon the stand-alone selling price. The stand-alone selling price of each performance obligation is estimated by using one of the following methods: adjusted market assessment approach, the expected cost plus a margin approach or the residual approach.  If management assesses that there is only one single performance obligation, the entire transaction price would be allocated to this performance obligation.

(v) recognize revenue when (or as) the entity satisfies a performance obligation

Revenue is recognized when our customer obtains control of the goods and/or services foreseen in the contracts. The control can be transferred over time or at a point in time – which results in recognition of revenue over time or at a point in time.

In case of revenue recognition over time, we use either an input model that considers estimates of the percentage of total research and development costs that are completed each period compared to the total estimated costs (percentage of completion method) or we apply an output method to measure the progress of the satisfaction of the underlying performance obligation. In other cases, depending on specific circumstances, we recognize revenue on a straight-line basis over the estimated term of the performance obligation.

We refer to note 6 for detailed information per agreement and to our Critical judgments in applying accounting policies for more information.

Contract costs

Contract costs are those costs we incur in order to obtain a contract with a customer that we would not have incurred if the contract has not been obtained and are capitalized as intangible assets only if they are expected to be recoverable. Capitalized contract costs are amortized on a systematic basis that reflects the pattern of transfer of the related promised goods or services to the customer. Costs that we would have incurred regardless of whether the contract is obtained or those costs that are not directly related to obtaining a contract would not be capitalized.

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

OTHER INCOME

Grants and R&D incentives

As we carry out extensive research and development activities, we benefit from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse (approved) expenditures incurred in our research and development efforts and are credited to the statement of operations, under other income, when the relevant expenditure has been incurred and there is reasonable assurance that the grants or R&D incentives are receivable.

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

d/ Management bonus plan

(I)Bonuses which were granted for performance years until 2018

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

(II)Bonuses which were granted for performance year 2019 and beyond

The executive committee members, together with other senior managers are eligible to receive a bonus based on achievement of personal and corporate objectives. This bonus is paid in cash.

SHARE-BASED PAYMENTS

a/ Equity-settled share based payments

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

b/ Long-term incentive plans in RSU’s (Restricted Stock Units)

Executive committee members and other employees were granted RSU’s in 2019. An RSU is a grant that takes the form of a promise that employees will receive Galapagos stock in the future and it will be payable, at the company’s discretion in cash or in shares, upon completion of a certain vesting period. Each RSU reflects the value of one Galapagos share.

The RSU’s are measured based on the average share price over the 30-calendar day period preceding the measurement date. We recognize the corresponding expense and liability over the vesting period. The fair value of the liability is re-measured at each reporting date because currently it is management’s intention to settle the RSU’s in cash.

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

LEASES

As explained in the beginning of this note, we adopted IFRS 16 on January 1, 2019, resulting in a change in our accounting policy.

Accounting policy as from January 1, 2019

All leases are accounted for by recognizing a right-of-use asset and a corresponding lease liability except for:

- Leases of low value assets; and

- Leases with a duration of 12 months or less

Liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the lease payments that are not paid at the commencement date, discounted using the rate implicit in the lease. If this rate cannot be readily determined, we will apply the incremental borrowing rate. The lease payments can include fixed payments, variable payments that depend on an index or rate known at the commencement date, expected residual value guarantees, termination penalties and extension option payments or purchase options if we are reasonably certain to exercise this option.

After initial recognition, the lease liability will be measured at amortized cost using the discount rate determined at commencement and will be re-measured (with a corresponding adjustment to the related right-of-use asset) when there is a change in future lease payments in case of renegotiation, changes of an index or rate or in case of reassessment of options.

At the commencement date, the right-of-use assets are measured at cost, comprising the amount of the initial lease liability, initial direct costs and the expected dismantling and removing costs (when we incur an obligation for these costs), less any lease incentives received from the lessors.

After initial recognition, the right-of-use assets are measured at cost and depreciated over the shorter of the underlying asset's useful life and the lease term on a straight-line basis. The right-of-use assets will be adjusted for any re-measurements of the lease liability as a result of lease modifications. The right-of-use assets are subject to impairment testing if there is an indicator for impairment, as for property, plant and equipment. The right-of-use assets are presented in the statement of financial position under the caption “Property, plant and equipment” and the lease liabilities are presented as current and non-current lease liabilities.

In determining the lease term, we consider all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. We only include extension options (or periods after termination options) in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within our control.

Each lease payment is allocated between the liability and financial expenses. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Accounting policy until January 1, 2019

Until the end of 2018, leases of property, plant and equipment were classified as either finance or operating leases.

Leases were classified as finance leases whenever the terms of the lease substantially transferred all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases.

Assets held under finance leases were recognized as our assets at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. These assets held under finance leases were depreciated over their useful lives on the same bases as owned assets or, where shorter, over the term of the related lease agreement.  The corresponding liability to the lessor was included in the balance sheet as a finance lease obligation. The payments were divided proportionally between the financial costs and a diminution of the outstanding balance of the obligation, so that the periodic interest rate on the outstanding balance of the obligation would be constant. Interest was recognized in the income statement, unless it was directly attributable to the corresponding asset, in which case it was capitalized.

Rents paid on operating leases were charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease were also spread on a straight-line basis over the lease term.

IMPAIRMENT

(i) Financial assets

The impairment loss of a financial asset measured at amortized cost is calculated based on the expected loss model.

For trade receivables, in the absence of a significant financing component, the loss allowance is measured at an amount equal to lifetime expected credit losses. Those are the expected credit losses that result from all possible default events over the expected life of those trade receivables.

Impairment losses are recognized in the consolidated statement of operations.

(ii) Property, plant and equipment and intangible assets

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

SEGMENT REPORTING

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of revenue and expenses that can be allocated on a reasonable basis to a segment. We don’t report assets and liabilities by segment as this information is not regularly provided to the chief operating decision maker.  We have only two segments (see note 5).

4.  Critical accounting judgments and key sources of estimation uncertainty

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

The following are the critical judgments that we have made in the process of applying the accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements presented elsewhere in this annual report.

Critical judgments in applying accounting policies

Accounting for warrant A and warrant B granted to Gilead

Warrant A and warrant B were granted to Gilead in combination with the signing of the collaboration agreement on July 14, 2019. As the issuance of warrants A and B was subject to the approval of our shareholders, management concluded that a financial instrument as defined under IAS 32 could not be recognized until such approval was received. We considered that the transaction price included a premium paid by Gilead (through the upfront payment) to acquire the warrants in the future, upon approval by the shareholders.

On August 23, 2019, the closing date of the transaction, we received from Gilead the upfront payment that included a premium for the future issuance of the warrants. In accordance with IFRS 15, on August 23, 2019, we recorded a contract liability ("warrant issuance liability") for the expected value of the warrants. We measured both warrants at fair value and recognized a warrant issuance liability at closing of the transaction for the same amount (as part of the current deferred income line). This liability is re-measured at each reporting period with a corresponding impact on the allocation of the transaction price to the performance obligation relating to the drug discovery platform until the time the warrants are approved and issued.

The issuance of warrant A and initial warrant B was approved by the extraordinary general meeting of shareholders of October 22, 2019.  Upon issuance of warrant A and initial warrant B, on October 22, 2019, the part of the contract liability related to warrant A and initial warrant B was reclassified into a financial liability (derivative) measured at fair value through profit or loss in accordance with IFRS 9.

Had management concluded warrant A and warrant B could have been recognized as derivatives upon closing of the transaction changes in the fair value of the derivatives would have been recognized through profit and loss rather than as an adjustment to the transaction price. This would have resulted in an increase of fair value re-measurement for the warrants by €12.9 million (fair value gain), and a decrease of the deferred income at December 31, 2019 by €28.6 million, resulting in a decrease in revenue recognized in current period by €0.5 million.

As of December 31, 2019, subsequent warrant B is still subject to approval by an extraordinary general meeting of shareholders.

IFRS 15 – Revenue recognition Gilead

Our critical judgments were as follows:

Determination of the total transaction price

▪ In connection with this agreement with Gilead, we recognized a deferred income and an offsetting current financial asset (derivative) of €85.6 million upon signing of the share subscription agreement with Gilead as required under IFRS 9. The deferred income has been added to the transaction price at inception of the agreement because it is considered to be part of the overall consideration received for the three performance obligations. It has been allocated to the drug discovery platform and will be recognized as revenue over the next ten years. Had we concluded that the equity subscription should be accounted for as a separate transaction the entire amount of €85.6 million would have been additionally recorded as equity and future revenue reduced by the same amount.

Performance obligation: License on GLPG1690

▪  The transaction price allocated to this performance obligation reflects our assessment of the stand-alone selling price of this performance obligation and was valued based on a discounted cash flow approach including, amongst others, assumptions on the estimated market share and size, peak sales and probability of success. Changes in these assumptions would have impacted the estimate of the stand-alone selling price of this performance obligation.  This would have resulted in a reallocation of the transaction price between this performance obligation, for which revenue is recognized at a point in time, and the drug discovery platform, for which revenue is recognized on a straight-line basis over ten years.

▪  After granting the license for GLPG1690, we share further development costs equally with Gilead. Gilead is not assessed as a customer but as a collaboration partner, as such this part of the collaboration is not in scope of IFRS 15. Any cost reimbursement from our collaboration partner is not recognized as revenue but accounted for as a decrease of the related expenses. Had management concluded that the transaction was within scope of IFRS 15, the reimbursement from our collaboration partner for the year ended December 31, 2019 of €17.7 million would have been presented as revenue instead of an offset of the related expenses.

Performance obligation: Filgotinib amendment

▪  The standalone selling price of the Filgotinib amendment was determined through the cost-plus-margin approach.  Management estimated that an appropriate margin is indirectly embedded in the increased involvement in the global strategy of filgotinib and the broader commercialization role in the Benelux and EU5 countries. Had a different margin been estimated the transaction price allocated to the performance obligation from the filgotinib amendment would have been different with a corresponding adjustment to the revenue allocated to the drug discovery platform. This would have resulted in a reallocation of revenue between current periods and future periods, given the transaction price allocated to the performance obligation from the filgotinib amendment will be recognized over a shorter period as compared to the 10-year recognition pattern of the transaction price allocated to the drug discovery platform.

Financing component

▪  There are two performance obligations determined in the agreement with Gilead for which the period between the transfer of the promised goods/services to Gilead and the payment of the underlying consideration by Gilead exceeds one year, being the performance obligation relating to the drug discovery platform and the performance obligation resulting from the filgotinib amendment. Although the consideration paid for the drug discovery platform will be recognized over a period of 10 years as from receipt of the funds, management concluded not to consider any financing component for this performance obligation as the granting of an exclusive access and option rights on day one is the predominant value of the drug discovery platform performance obligation. As a consequence, management has considered it is only appropriate to adjust the part of the transaction price that was allocated to the filgotinib performance obligation, for the time value of money. Had no financing component been applied for the performance obligation resulting from the filgotinib amendment, this would have resulted in a decrease of €6.9 million in interest expenses, a decrease in revenue recognition of €11.8 million and a decrease in current and non-current deferred income of €4.9 million for the year ended December 31, 2019.

5. Segment information

There are two reportable segments, R&D and fee-for-service business.

Segment information for year 2019

(Euro, in thousands)

	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	€834,901	€10,084		€844,985
Internal revenue		6,742	€(6,742)
Other income	50,905	—		50,905
Revenues & other income	885,806	16,826	(6,742)	895,890

Segment result	407,464	1,125		408,589
Unallocated expenses (1)				(38,297)
Operating income				370,292
Financial (expenses)/income				(220,233)
Result before tax				150,060
Income taxes				(214)
Net income				€149,845

(1)	The unallocated expenses of €38,297 thousand comprise warrant costs.

Segment information for year 2018

(Euro, in thousands)

	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	€278,666	€10,170		€288,836
Internal revenue		8,508	€(8,508)
Other income	29,000	9		29,009
Revenues & other income	307,666	18,687	(8,508)	317,845

Segment result	(19,734)	1,751		(17,983)
Unallocated expenses (1)				(26,824)
Operating loss				(44,807)
Financial (expenses)/income				15,598
Result before tax				(29,209)
Income taxes				(50)
Net loss				€(29,259)

(1)	The unallocated expenses of €26,824 thousand principally comprise of €26,757 thousand of warrant costs.

Segment information for year 2017

(Euro, in thousands)

	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	€118,262	€8,825		€127,087
Internal revenue		5,104	€(5,104)
Other income	28,815	15		28,830
Revenues & other income	147,077	13,945	(5,104)	155,918

Segment result	(73,610)	86		(73,524)
Unallocated expenses (1)				(16,278)
Operating loss				(89,802)
Financial (expenses)/income				(25,705)
Result before tax				(115,507)
Income taxes				(198)
Net loss				€(115,704)

(1)	The unallocated expenses of €16,278 thousand principally comprise of €16,536 thousand of warrant costs.

Segment assets and liabilities are not information being provided to the chief operating decision maker on a recurring basis. This information is therefore not disclosed in our segment information.

GEOGRAPHICAL INFORMATION

In 2017, 2018 and 2019, our operations were mainly located in Belgium, Croatia, France and the Netherlands.

Following table summarizes the revenues by destination of customer:

	Year ended December 31,
	2019	2018	2017
	(Euro, in thousands)
North America	€795,605	€117,609	€82,050
Europe	49,018	171,113	45,037
Asia Pacific	362	114	—
Total	€844,985	€288,836	€127,087

Following table summarizes the revenues by major customers:

	Year ended December 31,
	2019		2018		2017
Spilt up of revenues by major customers	(Euro, in thousands)%		(Euro, in thousands)%		(Euro, in thousands)%
Gilead:
North America (1)	€793,873	94%	€116,640	40%	€80,687	63%
Europe (1)	(4,570)	-1%	7,793	3%
AbbVie:
Europe	26,356	3%	89,936	31%	34,049	27%
Novartis:
Europe	19,177	2%	55,218	19%
Les Laboratoires Servier:
Europe	—	0%	9,000	3%	67	0%
Total revenues from major customers	€834,836	99%	€278,587	96%	114,804	90%

(1)

Following the contract amendment, the revenue recognized for filgotinib for the year ended December 31, 2019, included a negative catch-up effect on closing date of €245.9 million resulting from the decrease in the percentage of completion applied to previously received upfront and milestones for that program.

As of December 31, 2019, we held €203 million of non-current assets (€110 million in 2018; €89 million in 2017) distributed as follows:

•	Belgium: €133 million (€64 million in 2018; €47 million in 2017)
•	France: €54 million (€36 million in 2018; €34 million in 2017)
•	Croatia: €7 million (€5 million in 2018; €4 million in 2017)
•	The Netherlands: €8 million (€4 million in 2018; €4 million in 2017)
•	Switzerland: €1 million (nil in 2018 and 2017)

The increase in non-current assets in 2019 as compared to 2018 was mainly explained by (i) an increase in property, plant & equipment explained by new acquisitions in 2019 but also by the recognition of right-of-use assets following the adoption of IFRS 16 Leases, (ii) an increase in intangible assets due to new acquisitions and capitalization of contract costs linked to the collaboration agreement with Gilead, and (iii) an increase in non-current R&D incentives receivables (see note 16).

6. Total revenues and other income

REVENUES

The following table summarizes the revenues for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,
	2019	2018	2017
	(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees	€812,058	€196,486	€71,971
Milestone payments	2,878	73,394	42,950
Reimbursement income	19,900	8,722	3,273
Other revenues	10,150	10,233	8,893
Total revenues	€844,985	€288,836	€127,087

The following table summarizes details of revenues for the years ended 31 December 2019 and 2018 by collaboration and by category of revenue: upfront payments and license fees, milestone payments, reimbursement income, and other revenues.

	Over time	Point in time	2019	2018
			(Euro, in	(Euro, in
			thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€812,058	€196,486
Gilead collaboration agreement for GLPG1690			666,968	-
Gilead collaboration agreement for filgotinib (1)			62,602	96,809
Gilead collaboration agreement for drug discovery platform			80,918	-
AbbVie collaboration agreement for CF			1,569	52,176
Novartis collaboration agreement for MOR106			-	47,500

Milestone payments			2,878	73,394
Gilead collaboration agreement for filgotinib (1)			(21,187)	27,623
AbbVie collaboration agreement for CF			24,065	36,771
Servier collaboration agreement for osteoarthritis			-	9,000

Reimbursement income			19,900	8,722
Novartis collaboration agreement for MOR106			19,177	7,718
AbbVie collaboration agreement for CF			723	989
Other reimbursement income			-	16

Other revenues			10,150	10,233
Fee-for-services revenues			10,084	10,170
Other revenues			66	63
Total revenues			€844,985	€288,836

(1) Following the contract amendment, the revenue recognized for filgotinib for the year ended December 31, 2019, included a negative catch-up effect at closing date of €245.9 million, resulting from the decrease in the percentage of completion applied to previously received upfront and milestones for that program.

The upfront payment received from Gilead in connection with the Option, License and Collaboration agreement signed on July 14, 2019 of €3,569.8 million ($3.95 billion) and the impact of the initial valuation of the derivative financial instrument triggered by the share subscription agreement with Gilead were allocated to the performance obligations identified as follows:

(Euro, in thousands)
Allocation of transaction price
Upfront received	€3,569,815
Impact initial valuation of share subscription	85,601
3,655,416
Less :
Warrants issuance liabilities
Warrant A	(43,311)
Initial warrant B	(2,545)
Subsequent warrant B	(16,184)
3,593,376
Allocation to performance obligations
GLPG1690	666,967
Filgotinib additional consideration (1)	641,663
Drug discovery platform (10 years)	€2,284,747

(1)With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component estimated to €44.5 million reflecting the time value of money on the estimated recognition period.

On the closing date of the transaction (August 23, 2019) we concluded that the upfront payment implicitly included a premium for the future issuance of warrant A and initial and subsequent warrant B. The expected value of the warrants to be issued is treated as a contract liability ("warrant issuance liability") and reducing the transaction price until approval date of the issuance of the underlying warrants. As from approval date, the allocation of the upfront payment to the respective warrant becomes fixed and future changes in the fair value of the respective warrant will be recognized in profit or loss. As such, the part of the upfront payment allocated to the warrant A and initial warrant B reflects the fair value of these financial liabilities at the warrant approval date (October 22, 2019). The value allocated to the subsequent warrant B reflects the fair value of the underlying liability at December 31, 2019 since this warrant is not yet approved for issuance.

A summary of all current contracts with customers is given below:

Collaboration with Gilead

On July 14, 2019 we and Gilead announced that we had entered into a 10-year global research and development collaboration. Through this agreement, Gilead gained exclusive access to our innovative portfolio of compounds, including six molecules currently in clinical trials, more than 20 preclinical programs and a proven drug discovery platform. We refer to note 2 Summary of significant transaction for more detailed information.

As part of this deal, our existing license and collaboration agreement for filgotinib with Gilead was also amended. Under this revised filgotinib agreement, we have greater involvement in filgotinib’s global strategy and participate more broadly in the commercialization of the product in Europe, providing the opportunity to build a commercial presence on an accelerated timeline.

We concluded as follows:

Determination of the total transaction price

•

In connection with this agreement with Gilead, we recognized a deferred income and an offsetting current financial asset (derivative) of €85.6 million upon signing of the share subscription agreement with Gilead as required under IFRS 9. The deferred income has been added to the transaction price at inception of the agreement because it is considered to be part of the overall consideration received for the three performance obligations.

•

We considered that the transaction price included a premium paid by Gilead (through the upfront payment) to acquire warrants (warrant A and warrant B) in the future, upon approval by the shareholders. We measured both warrants at fair value and recognized a warrant issuance liability at closing of the transaction for the same amount (as part of the current deferred income line). This liability is re-measured at each reporting period with a corresponding impact on the allocation of the transaction price to the performance obligation relating to the drug discovery platform.

Financing component

•

There are two performance obligations determined in the agreement with Gilead for which the period between the transfer of the promised goods/services to Gilead and the payment of the underlying consideration by Gilead exceeds one year, being the performance obligation relating to the drug discovery platform and the performance obligation resulting from the filgotinib amendment. Although the consideration paid for the drug discovery platform will be recognized over a period of 10 years as from receipt of the funds, management concluded not to consider any financing component for this performance obligation as the granting of an exclusive access and option rights on day one is the predominant value of the drug discovery platform performance obligation. As a consequence, management has considered it is only appropriate to adjust the part of the transaction price that was allocated to the filgotinib performance obligation, for the time value of money.

License on GLPG1690

•

The transaction price allocated to this performance obligation reflects our assessment of the stand-alone selling price of this performance obligation and was valued based on a discounted cash flow approach including, amongst others, assumptions on the estimated market share and size, peak sales and probability of success.

•

This performance obligation is completely satisfied at December 31, 2019. As such, future milestones (other than sales based milestones) payments will be included and recognized in the transaction price to the extent that it is highly probable that a significant reversal of revenue will not occur. Future royalties will be recognized as revenue as the subsequent underlying sales occur.

•

After granting the license for GLPG1690, we will share Phase 3 costs equally with Gilead. Any cost reimbursement from Gilead is not recognized as revenue but accounted as a decrease of the related expenses.

Filgotinib amendment

•

There is one single performance obligation under IFRS 15: the transfer of a license combined with performance of R&D activities. This is because we considered that the license is not distinct in the context of the contract.

•

The standalone selling price of the filgotinib amendment was determined through the cost-plus-margin approach.  Management estimated that an appropriate margin is indirectly embedded in the increased involvement in the global strategy of filgotinib and the broader commercialization role in the Benelux and EU5 countries.

•

The transaction price is currently composed of a fixed part, being an upfront license fee and a variable part, being milestone payments and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement to the extent that it is highly probable that a significant reversal of revenue will not occur. Sales based milestones and sales based royalties are a part of the arrangement but are not yet included in our revenues as our program is still in Phase 3 of development.

•

Revenues are recognized over time through satisfaction of the performance obligation. The "cost-to-cost" input model is applied to measure the progress of the satisfaction of this performance obligation. The predetermined level of costs has increased compared to the original agreement and as a result, the percentage of completion has decreased leading to the recognition in revenue of a negative cumulative catch-up effect in 2019.

•	We expect to recognize revenues from the current transaction price over time in future periods until satisfactory of this performance obligation based on the cost-to-cost model.

Access rights to the drug discovery platform, option rights and R&D activities

•

The revenue allocated to the drug discovery platform will be recognized over time as Gilead receives exclusive access to our drug discovery platform and option rights on our current and future pipeline as well as R&D activities during the collaboration term. Management concluded that an equal spread over the collaboration period is the most reliable and appropriate recognition method.

•

Management assessed the appropriate period over which to recognize the drug discovery platform revenue to be 10 years. This is because we granted exclusive rights over a 10-year period. However, if at the end of the 10-year period, some programs in existence as of this time would have reached the clinic (i.e. IND filed with regulatory authorities), the rights for those specific programs may be extended, for a maximum of three years. We will reassess this critical estimate at each year-end based on the evolution of our pipeline.

Collaboration with Servier

In 2010 we signed a license and collaboration agreement with Servier in the field of osteoarthritis. Any increase in the transaction price from future potential development and regulatory milestones, sales based milestones and royalties, will be allocated to the license and will be fully recognized as revenue at a point in time when achieved, as our performance obligation towards Servier has been fully satisfied.

The contract signed with Servier on May 8, 2018 takes over the terms of the previous agreement but additionally includes the framework of a joint Phase 2 clinical trial program in which both parties collaborate, share costs and mutually exchange services. We concluded that this contract modification was not in the scope of IFRS 15 because there is a mutual exchange of services between Servier and Galapagos, Servier is not assessed as a customer but as a collaboration partner. Any cost reimbursement from our collaboration partner is not recognized as revenue but accounted for as a decrease of the related expenses.

Collaboration with Novartis

Together with our collaboration partner MorphoSys, we closed a license agreement with Novartis for MOR106 in July 2018. MorphoSys and we received an equal share of an upfront payment of €95 million and were entitled to potential future milestone payments and royalties. Novartis would bear all future research, development, manufacturing and commercialization costs related to MOR106. Costs reimbursements received from Novartis were recognized in revenues when costs were incurred and agreed by the parties as we were acting as a principal in the scope of the performance of the R&D activities.

On October 28, 2019, we announced the end of the clinical development program of MOR106 in AtD.

On December 17, 2019, Novartis sent us a termination notice, informing us of its decision to terminate the agreement in its entirety. The notice period for such termination is still ongoing, but we expect that such termination will become effective later this year.

Collaboration with AbbVie

We concluded as follows for the related revenue recognition:

•

There was one single performance obligation under IFRS 15: the transfer of a license combined with performance of R&D activities. This was because we considered that the license was not capable of being distinct and was not distinct in the context of the contract.

•

The transaction price of our agreement with AbbVie was composed of a fixed part, being upfront license fees, and a variable part, being milestone payments and cost reimbursements for R&D activities delivered. Milestone payments were only included in the transaction price to the extent that it was highly probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is subsequently resolved. Given the nature of our industry, we only consider this once the milestone event is achieved. Sales based milestones and sales based royalties are a part of our arrangement but are not yet included in our revenues.

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

•

Costs reimbursements received from AbbVie were recognized in revenues when costs were incurred and agreed by the parties as we were acting as a principal in the scope of our stake of the R&D activities of this license and collaboration agreements.

•

The second amended and restated collaboration agreement signed on October 24, 2018 was assessed to be a contract modification including a change in scope and in pricing as the remaining goods or services were not distinct and form part of the single performance obligation that was partially satisfied at the date of the contract modification. We concluded that we must account for this second amended and restated collaboration agreement as if it was part of the existing contract and recognized an adjustment to revenue to reflect  the contract modification on the transaction price and on the measure of progress towards satisfaction of the performance obligation.

The performance obligation related to this agreement is considered being fully satisfied at December 31, 2019.

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

						IAS 18		IFRS 15	IFRS 15	IAS 18	IAS 18	IFRS 15
Agreement	Consideration	Consideration		Collaboration start date	Outstanding balance in deferred income as at December 31, 2017		Deferred income reclassified from equity following adoption of IFRS 15	Outstanding balance in deferred income as at January 1, 2018	Revenue recognized, year ended December 31, 2018	Revenue recognized, year ended December 31, 2018	Revenue recognized, year ended December 31, 2017	Outstanding balance in deferred income as at December 31, 2018
	(USD, in thousands)	(Euro, in thousands)							(Euro, in thousands)
Revenue recognition of considerations received prior to December 31, 2017
Gilead collaboration agreement for filgotinib - Upfront payment	$300,000	€275,558		January 2016		€187,449		€187,449	€84,806	€84,806	€62,488	€102,643
Gilead collaboration agreement for filgotinib - Subscription agreement (*)	N.A.	€39,003	(*)	January 2016		€26,532		€26,532	€12,004	€12,004	€8,845	€14,528
Servier collaboration agreement for osteoarthritis - License fee	N.A.	€6,000		June 2010		€5,362	€(5,362)	€—	€—	€1,532	€638	€—
AbbVie collaboration agreement for CF - Upfront payments	$45,000	€34,001		September 2013	€		€14,872	€14,872	€14,140	€—	€—	€732
Total upfront payments and license fees:						€219,343	€9,510	€228,853	€110,950	€98,342	€71,971	€117,903

Gilead collaboration agreement for filgotinib - Milestone payments	$70,000	€64,435		January 2016			€43,832	€43,832	€19,831	€—	€9,354	€24,001
AbbVie collaboration agreement for CF - Milestone payments	$77,500	€68,310		September 2013			€29,878	€29,878	€28,406	€—	€33,596	€1,471
Total milestones:							€73,710	€73,710	€48,237	€—	€42,950	€25,472
Total :						€219,343	€83,220	€302,563	€159,187	€98,342	€114,921	€143,375

Revenue recognition of considerations in the year ended December 31, 2018
Novartis collaboration agreement for MOR106 - Upfront payment	N.A.	€47,500		September 2018					€47,500	€47,500		€—
AbbVie collaboration agreement for CF - Upfront payment	$45,000	€38,874		September 2013					€38,037	€38,037		€837
Total upfront payments and license fees:									€85,537	€85,537		€837
Gilead collaboration agreement for filgotinib - Milestone payments	$15,000	€12,418		January 2016					€7,793	€12,418		€4,625
AbbVie collaboration agreement for CF - Milestone payments	$10,000	€8,548		September 2013					€8,364	€8,548		€184
Servier collaboration agreement for osteoarthritis - Milestone payment	N.A.	€9,000		June 2010					€9,000	€9,000		€—
Total milestones:									€25,157	€29,966		€4,809
Total :									€110,694	€115,503		€5,646
Grand total : upfront payments and license fees and milestones									€269,881	€213,845		€149,021

(*) deferred income of €39 million recognized upon signing of the share subscription agreement with Gilead as required under IAS 39

	IFRS 15
	Over time	Point in time	2018	2017	Over time	Point in time
			(Euro, in	(Euro, in
			thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			196,486	€71,971
Gilead collaboration agreement for GLPG1690
Gilead collaboration agreement for filgotinib			96,809	71,333	
Gilead collaboration agreement for drug discovery platform					
AbbVie collaboration agreement for CF			52,176	-	
Novartis collaboration agreement for MOR106			47,500	-		
Servier collaboration agreement for osteoarthritis			-	638	

Milestone payments			73,394	42,950
Gilead collaboration agreement for filgotinib			27,623	9,354		
AbbVie collaboration agreement for CF			36,771	33,596		
Servier collaboration agreement for osteoarthritis			9,000	-		

Reimbursement income			8,722	3,273
Novartis collaboration agreement for MOR106			7,718	-
AbbVie collaboration agreement for CF			989	453		
Servier collaboration agreement for osteoarthritis			-	2,816		
Other reimbursement income			16	4		

Other revenues			10,233	8,893
Fee-for-services revenues			10,170	8,825		
Other revenues			63	68		
Total revenues			288,836	€127,087

OTHER INCOME

The following table summarizes other income for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,
	2019	2018	2017
	(Euro, in thousands)
Grant income	€6,549	€1,609	€1,045
R&D incentives	43,923	26,912	26,808
Other income	433	488	977
Total other income	€50,905	€29,009	€28,830

7.      Operating costs

Operating result has been calculated after charging (-) / crediting:

RESEARCH AND DEVELOPMENT EXPENDITURE

The following table summarizes research and development expenditure for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,
	2019	2018	2017
	(Euro, in thousands)
Personnel costs	€(124,260)	€(81,352)	€(59,950)
Subcontracting	(249,926)	(197,644)	(123,054)
Disposables and lab fees and premises costs	(23,880)	(25,525)	(22,277)
Depreciation	(10,874)	(5,655)	(3,679)
Other operating expenses	(18,380)	(12,699)	(9,542)
Total R&D expenses	€(427,320)	€(322,875)	€(218,502)

All research and development expenditures are tracked against detailed budgets and allocated by individual project. The table below summarizes our research and development expenditure for the years ended December 31, 2019, 2018 and 2017, broken down by program.

	Year ended December 31,
	2019	2018	2017
	(Euro, in thousands)
Filgotinib program	€(100,032)	€(66,138)	€(53,212)
IPF program on GLPG1690	(75,951)	(72,718)	(16,190)
OA program on GLPG1972	(19,958)	(15,751)	(7,317)
Toledo program	(47,204)	(20,967)	(8,075)
CF program	(3,897)	(30,137)	(46,192)
AtD program on MOR106	(24,051)	(14,999)	(8,404)
Other programs	(156,227)	(102,165)	(79,113)
Total R&D expenses	€(427,320)	€(322,875)	€(218,502)

GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the general and administrative expenses for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,
	2019	2018	2017
	(Euro, in thousands)
Personnel costs and directors fees	€(51,906)	€(25,495)	€(17,756)
Depreciation	(1,513)	(513)	(606)
Legal and professional fees	(11,775)	(4,284)	(2,427)
Other operating expenses	(8,506)	(5,339)	(3,626)
Total general and administrative expenses	€(73,701)	€(35,631)	€(24,415)

SALES AND MARKETING EXPENSES

The following table summarizes the sales and marketing expenses for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,
	2019	2018	2017
	(Euro, in thousands)
Personnel costs	€(7,558)	€(2,282)	€(2,156)
Depreciation	(61)	—	—
External outsourcing costs	(15,722)	(1,284)	(42)
Other operating expenses	(1,236)	(580)	(604)
Total sales and marketing expenses	€(24,577)	€(4,146)	€(2,803)

8. Staff costs

The following table illustrates the personnel costs for the years 2019, 2018 and 2017.

	Year ended December 31,
	2019	2018	2017
	(Euro, in thousands)
Wages and salaries	€(116,408)	€(61,619)	€(46,677)
Social security costs	(16,858)	(11,003)	(9,081)
Pension costs	(4,715)	(2,994)	(2,175)
Other personnel costs	(39,109)	(27,375)	(16,465)
Total personnel costs	€(177,090)	€(102,991)	€(74,398)

The other personnel costs mainly related to costs for warrants granted of €32.5 million (2018:  €21.3 million, 2017:  €11.8 million). For the costs of warrants granted, see note 28.

9. Fair value re-measurement of share subscription agreement and warrants granted to Gilead

Total fair value re-measurement for the year ended December 31, 2019, can be split up as follows:

Year ended December 31, 2019
(Euro, in thousands)
Fair value re-measurement of the share subscription agreement	€(142,350)
Fair value re-measurement of warrant A	(35,642)
Fair value re-measurement of initial warrant B	(3,653)
Total fair value re-measurement of share subscription agreement and warrants	€(181,644)

Fair value re-measurement of the Gilead share subscription agreement
(Euro, in thousands)
Fair value of financial asset at signing date	€85,601
Change in fair value recorded in profit or loss	(142,350)
Fair value of financial liability at closing date	(56,749)
Derecognition at closing date	56,749
Fair value on December 31, 2019	€—

Fair value re-measurement of the financial instrument related to the issuance of warrant A
(Euro, in thousands)
Fair value of financial liability at warrant approval date	€(43,311)
Change in fair value recorded in profit or loss	(35,642)
Derecognition at warrant A exercise date	78,953
Fair value on December 31, 2019	€—

Fair value re-measurement of the financial instrument related to the issuance of initial warrant B
(Euro, in thousands)
Fair value of financial liability at warrant approval date	€(2,545)
Change in fair value recorded in profit or loss	(3,653)
Fair value on December 31, 2019	€(6,198)

10. Other financial income / expenses

The following table summarizes other financial income and expense for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,
	2019	2018	2017
	(Euro, in thousands)
Other financial income:
Interest on bank deposit	€14,306	€5,219	€3,045
Effect of discounting long term R&D incentives receivables	93	199	—
Currency exchange gain	850	11,027	1,797
Fair value gain on financial assets held at fair value through profit or loss	5,355	1,203	—
Fair value gain on current financial investments	611	—	—
Gain upon sale of financial assets held at fair value through profit or loss	2	668	—
Other finance income	264	19	34
Total other financial income	21,482	18,335	4,877

Other financial expenses:
Interest expenses	(1,302)	(780)	(936)
Effect of discounting long term deferred income	(6,900)	—	—
Currency exchange loss	(47,769)	(1,174)	(29,176)
Fair value loss on current financial investments	(3,700)	—	—
Other finance charges	(400)	(782)	(469)
Total other financial expense	(60,071)	(2,737)	(30,582)

Total net other financial expense (-)/ income	€(38,589)	€15,598	€(25,705)

11. Income taxes

INCOME TAXES

The following table summarizes the income tax recognized in profit or loss for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,
	2019	2018	2017
	(Euro, in thousands)

Current tax	€(1,372)	€(584)	€(218)
Deferred tax	1,158	535	20
Income taxes	€(214)	€(50)	€(198)

TAX LIABILITIES

The below table illustrates the tax liabilities related captions in the consolidated statement of financial positionas at December 31, 2019, 2018 and 2017.

	December 31,
	2019	2018	2017
	(Euro, in thousands)
Current tax payable	€2,037	€1,175	€865
Total tax liabilities	€2,037	€1,175	€865

On December 31, 2018 and December 31, 2019, €1.2 million and €2.0 million of tax liabilities were primarily related to respectively five and four of our subsidiaries operating on a cost plus basis.

TAXES RECOGNIZED IN STATEMENT OF OPERATIONS

For the purpose of the disclosure below corporation tax was calculated at 29.58% (2018: 29.58%, 2017: 34%)—which is the tax rate applied in Belgium—on the estimated assessable profit for the year. The applied tax rate for other territorial jurisdictions was the tax rate that is applicable in these respective territorial jurisdictions on the estimated taxable result of the accounting year.

	Year ended December 31,
	2019	2018	2017
	(Euro, in thousands)

Income/loss (-) before tax	€150,060	€(29,209)	€(115,507)
Income tax debit/credit (-), calculated using the Belgian statutory tax rate on the accounting income/loss (-) before tax (theoretical)	44,388	(8,640)	(39,261)
Tax expenses/income (-) in statement of operations (effective)	214	50	198
Difference in tax expense/income to explain	€(44,173)	€8,690	€39,458

Effect of tax rates in other jurisdictions	€831	€411	€14
Effect of non taxable revenues	(13,079)	(11,558)	(11,277)
Effect of share based payment expenses without tax impact	10,318	7,530	5,317
Effect of expenses/income (-) not subject to tax	53,270	382	102
Effect of non tax deductible expenses	795	945	404
Effect of recognition of previously non recognized deferred tax assets	(2,286)	(1,977)	(414)
Effect of change in tax rates	—	—	181
Effect of tax losses (utilized) reversed	(136)	(150)	(763)
Effect of under or over provision in prior periods	30	—	—
Effect of non recognition of deferred tax assets	47,413	13,108	45,895
Effect of derecognition of previously recognized deferred tax assets	106	—	—
Effect of use of IID	(141,435)	—	—
Total explanations	€(44,173)	€8,690	€39,458

Non-taxable revenues for the years ended December 31, 2019, 2018 and 2017 related to non-taxable subsidies and tax credits. Expenses/income (-) not subject to tax for the year ended December 31, 2019 mainly consisted of the fair value re-measurement of the derivative financial liabilities related to the share subscription agreement and the warrants granted to Gilead (see note 9). The use of the IID for the year ended December 31, 2019 referred to the “innovation income deduction” regime in Belgium. This regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective tax rate than other revenues. The effective tax rate can thus be reduced up to 4.4%  (3.75% as of January 1, 2020).

12. Income/loss (-) per share

Basic income/loss (-) per share is calculated by dividing the net income/loss (-) attributable to shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted income/loss (-) per share is calculated based on the weighted average number of shares (diluted) also considering outstanding warrants, for which our average share price of the year was higher than the exercise price.

The possible increase in the number of shares resulting from the outstanding initial warrant B has not been included in the calculation of the diluted income per share as at December 31, 2019 because they were antidilutive.

Income/loss (-) per share

	Year ended December 31,
	2019	2018	2017
Income/loss (-) per share:
Net income/loss (-) attributable to owners of the parent (Euro, in thousands)	€149,845	€(29,259)	€(115,704)
Number of shares (thousands)
Weighted average number of shares for the purpose of basic income/loss (-) per share	57,614	52,113	49,479
Basic income/loss (-) per share (Euros)	€2.60	€(0.56)	€(2.34)

Net income/loss (-) attributable to owners of the parent (Euro, in thousands)	€149,845	€(29,259)	€(115,704)
Number of shares (thousands)
Weighted average number of shares for the purpose of diluted income/loss (-) per share	57,614	52,113	49,479
Number of dilutive potential ordinary shares	2,498	—	—
Diluted income/loss (-) per share (Euros)	€2.49	€(0.56)	€(2.34)

As our operations reported a net loss in 2018 and 2017, the outstanding warrants (specified in note  28) have an anti-dilutive effect rather than a dilutive effect. Consequently, basic and diluted loss per share were the same for 2018 and 2017.

13. Intangible assets

	In process technology	Software & databases	Brands, licenses, patents & know-how	Contract costs	Total
	(Euro, in thousands)
Acquisition value
On January 1 , 2017	€5,561	€7,185	€1,523	€—	€14,269
Additions	1,500	623	2		2,125
Sales and disposals		(100)			(100)
Translation differences		(212)			(212)
On December 31, 2017	7,061	7,496	1,525	—	16,082
Additions		1,561	1,763		3,325
Sales and disposals	(7,061)	(20)	(569)		(7,650)
Translation differences		74			74
On December 31, 2018	—	9,111	2,719	—	11,832
Additions		5,463	2,453	15,384	23,300
Sales and disposals		(64)			(64)
Translation differences		31			31
On December 31, 2019	—	14,541	5,172	15,384	35,099

Amortization and impairment
On January 1 , 2017	5,561	6,182	1,501	—	13,246
Amortization		644	8		652
Sales and disposals		(99)			(99)
Translation differences		(212)			(212)
On December 31, 2017	5,561	6,514	1,509	—	13,587
Amortization	417	681	9		1,107
Impairment	1,083				1,083
Sales and disposals	(7,061)	(20)	(569)		(7,650)
Translation differences		74			74
On December 31, 2018	—	7,250	949	—	8,200
Amortization		816	678	512	2,006
Sales and disposals		(63)			(63)
Translation differences		31			31
On December 31, 2019	—	8,034	1,626	512	10,173

Carrying amount
On December 31, 2017	€1,500	€982	€16	€—	€2,495
On December 31, 2018	€—	€1,862	€1,771	€—	€3,632
On December 31, 2019	€—	€6,507	€3,546	€14,872	€24,927

On December 31, 2019, our balance sheet did not hold any internally generated assets capitalized as intangible asset.

14. Property, plant and equipment

FULLY OWNED	Land & building improvements	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total
	(Euro, in thousands)
Acquisition value
On January 1 , 2017	€4,412	€29,733	€2,973	€505	€37,624
Additions	324	3,178	246	1,564	5,312
Sales and disposals		(844)	(17)		(861)
Reclassifications		881		(881)	—
Translation differences		112	7	1	120
On December 31, 2017	4,736	33,060	3,209	1,189	42,195
Additions	275	4,674	1,039	4,404	10,392
Sales and disposals		(486)	(826)		(1,311)
Reclassifications		753	13	(766)	—
Translation differences		29	16		46
On December 31, 2018	5,011	38,031	3,452	4,827	51,321
Additions	273	6,382	649	15,076	22,380
Sales and disposals		(1,521)	(97)		(1,618)
Reclassifications		1,792	3	(1,795)	—
Reclassifications to right of use				(251)	(251)
Translation differences		(30)	22		(8)
On December 31, 2019	5,284	44,655	4,028	17,856	71,823

Depreciations and impairment
On January 1 , 2017	2,025	18,252	2,184	203	22,663
Depreciation	316	3,027	234	55	3,633
Sales and disposals		(838)	(17)		(855)
Translation differences	1	53	7		61
On December 31, 2017	2,342	20,495	2,407	258	25,502
Depreciation	344	3,377	236	17	3,974
Sales and disposals		(485)	(826)		(1,310)
Translation differences		16	2		18
On December 31, 2018	2,686	23,403	1,819	275	28,184
Depreciation	394	4,018	399	7	4,818
Sales and disposals		(1,521)	(99)		(1,620)
Reclassifications to right of use				(251)	(251)
Translation differences		(15)			(15)
On December 31, 2019	3,080	25,885	2,119	31	31,117

Carrying amount
On December 31, 2017	€2,394	€12,565	€802	€930	€16,692
On December 31, 2018	€2,325	€14,628	€1,632	€4,552	€23,137
On December 31, 2019	€2,204	€18,770	€1,909	€17,825	€40,707

RIGHT-OF-USE	Land & building	Installation & machinery	Furniture, fixtures & vehicles	Total
	(Euro, in thousands)
Acquisition value

On December 31, 2018	€—	€—	€—	€—
Change in accounting policy ( modified retrospective application IFRS 16)	24,056	219	2,130	26,406
Restated balance on January 1, 2019	24,056	219	2,130	26,406
Additions	3,270	84	1,176	4,530
Reclassifications to right of use		251		251
Translation differences	38			38
On December 31, 2019	27,364	554	3,307	31,225

Depreciations and impairment

On December 31, 2018				—
Depreciation	4,666	91	867	5,624
Reclassifications to right of use		251		251
Translation differences	4			4
On December 31, 2019	4,670	342	867	5,879

Carrying amount

On December 31, 2019	€22,694	€212	€2,440	€25,345

Carrying amount on December 31, 2019
Property, plant and equipment fully owned				€40,707
Right-of-use				25,345
Total property, plant and equipment				€66,052

Due to adoption of IFRS 16 on January 1, 2019 we recognized an opening balance of right-of-use assets of €26.4 million on the balance sheet.

There are no pledged items of property, plant and equipment. There are also no restrictions in use on any items of property, plant and equipment.

15. Other non-current assets

Other non-current assets consisted of non-current restricted cash, financial assets held at fair value through profit or loss and other non-current assets.

	December 31,
	2019	2018	2017
	(Euro, in thousands)
Non-current restricted cash	€1,418	€1,276	€1,158
Financial assets held at fair value through profit or loss	11,275	6,000	1,754
Other non-current assets	1,399	643	549
Total other non-current assets	€14,091	€7,919	€3,461

Restricted cash on December 31, 2019 was composed of bank guarantees on real estate lease obligations in Belgium and in the Netherlands for €0.9 million and €0.5 million respectively.

Restricted cash on December 31, 2018 was composed of bank guarantees on real estate lease obligations in Belgium and in the Netherlands for €0.7 million and €0.6 million respectively.

Financial assets held at fair value through profit or loss consisted of equity instruments of  listed companies. We have no restrictions on the sale of these equity instruments and the assets are not pledged under any of our liabilities. These instruments are designated as financial assets held at fair value through profit or loss which qualify for level 1 fair value measurement based upon the closing price of such securities on Euronext at each reporting date.

Fair value changes on financial assets with fair value through profit or loss are recognized directly in profit or loss, in other financial income/other financial expenses.

The table below illustrates these financial assets held at fair value through profit or loss as at December 31, 2019, 2018 and 2017.

	December 31,
	2019	2018	2017
	(Euro, in thousands)
Costs at January 1	€4,818	€2,373	€2,750
Acquisitions of the year	—	4,736	—
Disposals of the year	(82)	(2,291)	(377)
Costs at December 31,	4,736	4,818	2,373
Fair value adjustment at January 1	1,182	(619)	(399)
Cancellation of fair value adjustment following disposal	2	598	55
Fair value adjustment of the year	5,355	1,203	(275)
Fair value adjustment at December 31,	6,539	1,182	(619)
Net book value at December 31,	€11,275	€6,000	€1,754

16. Research and Development incentives receivables

The table below illustrates the R&D incentives receivables related captions in the balance sheet at December 31, 2019, 2018 and 2017:

	December 31,
	2019	2018	2017
	(Euro, in thousands)
Non-current R&D incentives receivables	€93,407	€73,443	€64,001
Current R&D incentives receivables	21,949	11,203	11,782
Total R&D incentives receivables	€115,356	€84,646	€75,783

The R&D incentives receivables are future expected refunds or tax deductions resulting from R&D incentives on research and development expenses in France and Belgium. Non-current R&D incentives receivables are reported at their net present value and are therefore discounted over the period until maturity date.

The table below provides detailed information on the maturity of the non-current R&D incentives receivables reported in our balance sheet at December 31, 2019.

Non-current R&D incentives receivables

	December 31, 2019 Maturity date
	2021	2022	2023	2024	2025-2029	Total
	(Euro, in thousands)
French non-current R&D incentives receivables - discounted value	€9,668	€10,223	€11,913			€31,804
Belgian non-current R&D incentives receivables - discounted value	4,881	5,734	7,534	€10,190	€33,263	61,603
Total non-current R&D incentives receivables - discounted value	€14,549	€15,957	€19,447	€10,190	€33,263	€93,407

17. Trade and other receivables and other current assets

	December 31,
	2019	2018	2017
	(Euro, in thousands)
Trade receivables	€39,603	€9,206	€22,133
Prepayments	292	142	543
Other receivables	14,114	9,261	5,289
Trade and other receivables	54,009	18,609	27,966
Inventories	255	276	279
Accrued income	4,443	3,863	2,584
Deferred charges	4,439	4,104	3,825
Other current assets	9,138	8,244	6,688
Total trade and other receivables & other current assets	€63,147	€26,852	€34,653

The carrying amount of trade and other receivables approximates their fair value. Other current assets mainly included accrued income from subsidy projects and deferred charges.

On December 31, 2019, we did not have any provision for expected credit losses.

18. Current financial investments

On December 31, 2019, our current financial investments amounted to €3,919.2 million compared to nil at December 31, 2018 and at December 31, 2017. These current financial investments include a short-term bond fund and money market funds. The short-term bond fund has a minimum recommended investment horizon of six months. The money market funds are highly liquid investments that can be readily convertible to cash and are subject to an insignificant risk of changes in value but they cannot be classified as cash equivalents because they are not used by us for meeting short-term cash commitments.

On December 31, 2019, our current financial investments included $850.5 million held in USD, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/USD exchange rate as our functional currency is EUR.

We refer to note 31 for more information on these current financial investments.

19. Cash and cash equivalents

	December 31,
	2019	2018	2017
	(Euro, in thousands)
Cash at banks	€907,939	€358,016	€288,052
Term deposits	953,677	733,537	713,446
Money market funds	—	199,243	149,711
Cash on hand	—	—	3
Total cash and cash equivalents	€1,861,616	€1,290,796	€1,151,211

As at December 31, 2019, the money market funds were no longer classified as cash equivalents but as current financial investments because we no longer used them for meeting short-term cash commitments.

Cash and cash equivalents may comprise cash at banks, short term bank deposits and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. Our cash management strategy monitors and optimizes our liquidity position. Our cash management strategy may allow short term deposits with an original maturity exceeding three months while monitoring all liquidity aspects. Cash and cash equivalents comprised €953.7 million of term deposits which all had an original maturity longer than three months. All cash and cash equivalents are available upon maximum three month notice period and without significant penalty. Cash at banks were mainly composed of savings accounts and current accounts. We maintain our bank deposits in highly rated financial institutions to reduce credit risk.

On December 31, 2019 our cash and cash equivalents included $656.9 million held in U.S.dollars, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S.dollar exchange rate as our functional currency is EUR.

20. Share capital

	2019	2018	2017
	(Euro, in thousands)
On January 1	€236,540	€233,414	€223,928
Share capital increase	55,189	19,090	25,323
Costs of capital increase	(4,447)	(15,964)	(15,837)
Share capital on December 31,	€287,282	€236,540	€233,414

Aggregate share capital	€349,789	€294,600	€275,510
Costs of capital increase (accumulated)	(62,507)	(58,060)	(42,096)
Share capital on December 31,	€287,282	€236,540	€233,414

Costs of capital increases are netted against the proceeds of capital increases, in accordance with IAS 32—Financial instruments: disclosure and presentation.

HISTORY OF SHARE CAPITAL

The history of the share capital of Galapagos NV between January 1, 2017 and December 31, 2019 is as follows:

Date	Share capital increase new shares (in thousands €)	Share capital increase due to warrant exercise (in thousands €)	Number of shares issued (in thousands of shares)	Aggregate number of shares after transaction (in thousands of shares)	Aggregate share capital after transaction (in thousands €)
January 1, 2017				46,256	€250,187
April 6, 2017		€1,337	247
April 21, 2017	€23,331		4,313
June 20, 2017		281	52
September 21, 2017		152	28
November 23, 2017		222	41
December 31, 2017				50,937	275,510
March 20, 2018		1,613	298
June 20, 2018		556	103
September 17, 2018	16,021		2,961
October 3, 2018		733	135
November 23, 2018		167	31
December 31, 2018				54,466	294,600
March 20, 2019		808	149
June 20, 2019		1,127	208
August 23, 2019	36,945		6,829
September 18, 2019		1,632	302
November 6, 2019		14,162	2,618
November 25, 2019		515	95
December 31, 2019				64,667	€349,789

On December 31, 2019, Galapagos NV’s share capital amounted to €349,789 thousand, represented by 64,666,802 shares. All shares were issued, fully paid up and of the same class.

All of the share issuances listed above were for cash consideration.

The below table summarizes the capital increases for the years 2017, 2018 and 2019.

(Euro, in thousands, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price warrants	Closing share price on date of capital increase
					(in Euro/ warrant)	(in Euro/ share)
On January 1, 2017	46,256,078	€223,928	€649,135	€873,063

April 6, 2017 : exercise of warrants	247,070	1,337	2,697	4,034	16.33	84.60

April 21, 2017 : U.S. public offering
ADSs (fully paid)	4,312,500	23,331	340,593	363,924		81.34
Underwriter discounts and offering expenses (paid)		(15,790)		(15,790)
Offering expenses still to be paid at December 31, 2017		(47)		(47)
Total U.S. public offering	4,312,500	7,494	340,593	348,087

June 20, 2017 : exercise of warrants	52,030	281	350	632	12.14	70.66

September 21, 2017 : exercise of warrants	28,100	152	117	269	9.55	84.62

(Euro, in thousands, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price warrants	Closing share price on date of capital increase
November 23, 2017 : exercise of warrants	41,000	222	132	354	8.63	77.53

On January 1, 2018	50,936,778	233,414	993,025	1,226,439

March 20, 2018 : exercise of warrants	298,184	1,613	2,311	3,924	13.16	83.72

June 20, 2018 : exercise of warrants	102,801	556	781	1,337	13.01	85.00

September 17, 2018 : U.S. public offering
ADSs (fully paid)	2,961,373	16,021	280,167	296,188
Underwriter discounts and offering expenses (paid)		(15,964)		(15,964)
Total U.S. public offering	2,961,373	57	280,167	280,224		99.68

October 3, 2018 : exercise of warrants	135,485	733	1,281	2,014	14.86	94.32

November 23, 2018 : exercise of warrants	30,800	167	215	382	12.40	88.90

On December 31, 2018	54,465,421	236,540	1,277,780	1,514,320

March 20, 2019 : exercise of warrants	149,370	808	2,673	3,481	23.30	90.32

June 20, 2019 : exercise of warrants	208,310	1,127	3,198	4,325	20.76	113.55

August 23, 2019 : share subscription by Gilead
Ordinary shares (fully paid)	6,828,985	36,945	923,142	960,087		148.90
Derecognition of financial liability from share subscription agreement			56,749	56,749
Underwriter discounts and offering expenses (paid)		(4,447)		(4,447)
Total share subscription by Gilead	6,828,985	32,498	979,891	1,012,389

September 18, 2019 : exercise of warrants	301,745	1,632	5,043	6,675	22.12	145.25

November 6, 2019 : exercise of warrant A by Gilead
Exercise of warrant A	2,617,791	14,162	353,873	368,035
Derecognition of financial liability related to warrant A			78,953
Total exercise of warrant A by Gilead	2,617,791	14,162	432,826	368,035	140.59	170.75

November 25, 2019 : exercise of warrants	95,180	515	2,172	2,687	28.23	172.95

On December 31, 2019	64,666,802	€287,282	€2,703,583	€2,911,912

Other information

	Ordinary shares	Total
Par value of shares (€)	5.41	5.41

The board of directors is authorized for a period of five years starting from the date of publication in the Annexes to the Belgian State Gazette of the shareholders’ resolution that granted the renewed authorization, to increase the share capital of Galapagos NV within the framework of the authorized capital through contributions in kind or in cash, with limitation or cancellation of the shareholders’ preferential subscription rights. Said authorization can be renewed. The authorized capital of Galapagos consists of two parts. A general authorization for capital increases up to 20% of the share capital at the time of convening the shareholders’ meeting of October 22, 2019 (i.e. €67,022,402.04) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. November 13, 2019. A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening the shareholders' meeting of April 25, 2017 (i.e. €82,561,764.93), was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. May 31, 2017. This specific part of the authorized capital can, however, only be used in a number of specific circumstances and upon a resolution of the board of directors that all independent directors (within the meaning of article 526ter of the Belgian Companies Code, resp. article 7:87 of the New Belgian Companies Code) approve. The board of directors is currently not authorized to increase the share capital after notification by the FSMA (Financial Services and Markets Authority) of a public takeover bid on Galapagos NV’s shares.

As of December 31, 2019, an amount of €67,022,402.04 still remained available under the general part of the authorized capital and an amount of €13,717,929.80 remained available under the specific part of the authorized capital.

21. Deferred tax

	December 31,
	2019	2018	2017
	(Euro, in thousands)
Recognized deferred tax assets and liabilities
Assets	€4,205	€2,514	€1,978
Liabilities	€—	€—	€—

Deferred tax assets unrecognized	€289,833	€223,377	€164,079

Deferred taxes in the consolidated statement of operations	€1,158	€535	€20
Tax benefit arising from previously unrecognized tax assets used to reduce deferred tax expense (+)	1,537	1,973	414
Deferred tax expenses relating to change in tax rates	—	—	(181)
Deferred tax expenses relating to use of previously recognized deferred tax assets	(379)	(1,438)	(213)

The total amount of tax attributes and deductible temporary differences at December 31, 2019 amounted to €1,179.0 million. This is composed of i) consolidated tax losses carried forward and deductible temporary differences at December 31, 2019 amounting to €953.3 million (2018: €688.7 million; 2017: €567 million), and (ii) innovation income deduction and investment deduction carried forward at December 31, 2019 amounting to €225.7 million (2018: €196.4 million; 2017: €107.4 million).

The available statutory tax losses carried forward that can be offset against future statutory taxable profits amounted to €374.1 million on December 31, 2019. These statutory tax losses can be compensated with future statutory profits for an indefinite period except for an amount of €7.2 million in Croatia and the United States with expiry date between 2020 and 2028. On December 31, 2019, the available tax losses carried forward in Galapagos NV (Belgium) amounted to €307.7 million. In addition to the latter, Galapagos NV (Belgium) also benefits from the Belgian innovation income deduction regime which led to report, on December 31, 2019, a carried forward tax deduction of €224.7 million (2018: €195.4 million; 2017: €106.4 million)  that can also be offset against future statutory taxable results. In addition, Galapagos NV (Belgium) also has available investment deduction carried forward of €1 million (2018 and 2017: €1 million) that can be offset against future taxable profits. There is no limit in time for the innovation income deduction and investment deduction carried forward.

With the exception of 2019, we have a history of losses. Excluding the impact of possible sales related revenues for filgotinib (which is subject to regulatory approval), we forecast to continue incurring taxable losses in the foreseeable future as we continue to invest in clinical and preclinical development programs and discovery platforms. Consequently, no deferred tax asset was set up as at December 31, 2019, except for two subsidiaries operating on a cost plus basis and for our fee-for-service business for which deferred tax assets were recognized for €4.2 million (2018: €2.5 million and 2017: €2.0 million).

22. Lease liabilities

On adoption of IFRS 16 on January 1, 2019, we recognized lease liabilities in relation to leases, which had previously been classified as ‘operating leases’ under IAS 17.

	December 31,			December 31,
	2019	2018	2017	2019	2018	2017
	(Euro, in thousands)			(Euro, in thousands)
	Lease payments			Present value of lease payments
Lease liabilities

Within one year	€6,189		€9	€5,826		€9
In the second to fifth years inclusive	16,320			15,783
After five years	3,844			3,775
	€26,353	-	€9	€25,384	-	€9

Less future finance charges	969
Present value of lease liabilities	€25,384	-	€9

Less amount due for settlement within 12 months				5,826		9
Amount due for settlement after 12 months				€19,558	-	€-

23. Trade and other liabilities

	December 31,
	2019	2018	2017
	(Euro, in thousands)
Trade and other liabilities	€142,510	€68,038	€47,122
Other non-current liabilities	6,989	1,578	1,662
Accrued charges	923	890	1,159
Total trade and other liabilities	€150,422	€70,506	€49,942

24. Deferred income

The table below illustrates the deferred income captions in the balance sheet as at December 31, 2019 and 2018.

	December 31,
	2019	2018	2017
	(Euro, in thousands)
Deferred income related to contracts
Gilead collaboration agreement for filgotinib	€780,261	€145,798	€213,981
Gilead collaboration agreement for drug discovery platform (1)	2,220,013
AbbVie collaboration for CF		3,223
Servier collaboration agreement for osteoarthritis			5,362
Deferred income related to contracts in our fee-for-service segment	362	471	248
Other deferred income (grants)	10	309	301
Total deferred income ( long term & current)	€3,000,646	€149,801	€219,892

(1) This amount comprises an issuance liability for subsequent warrant B of €16,184 thousand.

The movement in the non-current and current deferred income is detailed in the table below.

	Total	Gilead collaboration agreement for filgotinib	Gilead collaboration agreement for GLPG1690	Gilead collaboration agreement for drug discovery platform (2)	AbbVie collaboration agreement for CF	Servier collaboration agreement for osteoarthritis	Deferred income related to contracts in our fee-for-service segment	Other
	(Euro, in thousands)

On Januari 1, 2017	€285,612	€285,313					€47	€252

Upfront/license fees received	6,000					€6,000

Revenue recognition of upfront/license fees	(71,971)	(71,333)				(638)

Other movements	250						202	48

On December 31, 2017	219,892	213,981	€—	€—	€—	5,362	248	300

Reclassified from equity following adoption of IFRS 15	83,220	43,832			44,749	(5,362)

Upfront received	38,874				38,874
Milestones received	20,965	12,417			8,548

Revenue recognition of upfront	(148,985)	(96,809)			(52,176)
Revenue recognition of milestones	(64,394)	(27,623)			(36,771)

Other movements	229						222	7

On December 31, 2018	149,801	145,798	—	—	3,224	—	471	308

Upfront received and impact of initial valuation of share subscription	3,655,416	641,663	666,967	2,346,787
Milestones received	49,727	27,317			22,410
Significant financing component	6,900	6,900

	Total	Gilead collaboration agreement for filgotinib	Gilead collaboration agreement for GLPG1690	Gilead collaboration agreement for drug discovery platform (2)	AbbVie collaboration agreement for CF	Servier collaboration agreement for osteoarthritis	Deferred income related to contracts in our fee-for-service segment	Other
	(Euro, in thousands)

Revenue recognition of upfront	(1,009,663)	(260,207)	(666,967)	(80,918)	(1,570)
Revenue recognition of milestones	(51,156)	(27,092)			(24,064)
Catch-up effect on closing date (1)	245,883	245,883

Other movements	(46,262)			(45,856)			(109)	(297)

On December 31, 2019	€3,000,646	€780,261	€—	€2,220,013	€—	€—	€362	€10

(1)

Following the contract amendment, the revenue recognized for filgotinib for the year ended December 31, 2019 included a negative catch-up effect resulting from the decrease in the percentage of completion applied to previously received upfront and milestones for that program.

(2)

The upfront received and the outstanding balance at December 31, 2019 comprise the issuance liabilities for the warrants and the upfront payment allocated to the drug discovery platform. Other movements include the derecognition of warrant issuance liabilities through the share premium account.

The outstanding deferred income balance at December 31, 2019 included €780.3 million related to the collaboration agreement with Gilead for filgotinib (€594.7 million classified as long term deferred income), €2,220.0 million, including €16.2 million warrant issuance liability related to subsequent warrant B, related to the collaboration agreement with Gilead for the drug discovery platform (€1,991.6 million classified as long term deferred income) and €0.4 million related to our fee-for-service segment. We refer to note 6 for a detail of the allocation of the transaction price received from Gilead.

The adoption of IFRS 15 on January 1, 2018, resulted in a timing difference of revenue recognition between IAS 18 and IFRS 15 which negatively impacted the accumulated losses and increased the amount of deferred income (contract liabilities) by an amount of €83.2 million.

The outstanding deferred income balance at December 31, 2018 was all short term and included €145.8 million deferred income related to filgotinib,  €3.2 million deferred income related to the collaboration agreement with AbbVie for CF, €0.5 million related to our fee-for-service segment, and €0.3 million deferred grant income.

25.  Operating Cash Flow

The following table details the adjustments related to the operating cash flow:

	December 31,
	2019	2018	2017
	(Euro, in thousands)
Adjustment for non-cash transactions
Depreciation and amortization	€12,448	€5,081		€4,285
Impairment loss		1,083
Share-based compensation expenses	38,297	26,757		16,536
Decrease (-)/increase in retirement benefit obligations and provisions	(156)	99		23
Unrealized exchange losses/gains (-) and non-cash other financial expenses	11,169	(10,063)		27,457
Discounting effect of deferred income	6,900
Fair value re-measurement of share subscription agreement and warrants	181,644
Net fair value adjustment current financial investments	3,081
Fair value adjustment financial assets held at fair value through profit or loss	(5,355)	(1,203)
Total adjustment for non-cash transactions	€248,027	€21,753		€48,301

Adjustment for items to disclose separately under operating cash flow
Interest expense	€1,302	€780		€936
Interest income	(9,247)	(5,219)		(3,045)
Tax expense	214	50		198
Total adjustment for items to disclose separately under operating cash flow	€(7,731)	€(4,389)		€(1,912)

Adjustment for items to disclose under investing and financing cash flows
Gain on sale of assets	€(2)	€(668)	€
Interest income on current financial investments	(5,059)
Total adjustment for items to disclose separately under investing and financing cash flow	€(5,061)	€(668)		€—

Change in working capital other than deferred income
Decrease in inventories	€20	€3		€22
Increase in receivables	(67,263)	(76)		(27,656)
Increase in liabilities	79,940	19,996		14,772
Total change in working capital other than deferred income	€12,698	€19,922		€(12,862)

26. Off-balance sheet arrangements

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

We entered into lease agreements for offices, laboratories and cars. As a consequence of the adoption of IFRS 16 Leases, on 1 January 2019, lease obligations in the scope of the new standard are presented as lease liabilities in the statements of financial position and no longer disclosed separately as off-balance sheet commitments. We refer to note 22 for a breakdown of our lease liabilities.

On December 31, 2019, we had outstanding obligations for future purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(Euro, in thousands)

Purchase commitments	€251,670	€175,006	€70,675	€5,989	€—

On December 31, 2019 we were committed to two leases which have not yet started. The total future cash outflows for leases that had not yet commenced were as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(Euro, in thousands)

Lease commitments not yet commenced	€8,986	€5,793	€1,502	€1,502	€188

In addition we have engaged a property developer for the construction of the new building in Leiden.

On December 31, 2018, we had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(Euro, in thousands)
Operating lease obligations	€27,704	€4,722	€10,024	€6,234	€6,724
Purchase commitments (*)	222,033	121,139	81,879	19,014	—
Total contractual obligations & commitments	€249,737	€125,862	€91,903	€25,248	€6,724

(*) Subsequent to the issuance of our consolidated financial statements for the year ended December 31, 2018, we noted that the total of our purchase commitments as disclosed in note 26 to our consolidated financial statements for the year ended December 31, 2018 was understated by €22.5 million. In addition, the split based on the expected due date was not presented correctly. Management assessed the materiality of the errors from a quantitative and qualitative perspective and concluded that the correction was not material to our previously issued consolidated financial statements. We elected to adjust the historical consolidated financial information presented in this disclosure note to reflect the correction of this error. Since the revisions were not material, no amendments to previously filed reports were required. The total purchase commitments due within 1 year were understated by €14.6 million, those due within 1-3 year were understated by €29.2 million and the ones becoming due within 3-5 years were overstated by €21.3 million. Each affected item within this line relating to this correction has been adjusted.

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

In addition to the tables above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib. The contractual cost sharing commitment amounted to €614.1 million at December 31, 2019 (€74.0 million at December 31, 2018, €129.0 million at December 31, 2017), for which we have direct purchase commitments of €27.5 million at December 31, 2019 (€20.3 million at December 31, 2018, €10.1 million at December 31, 2017) reflected in the tables above.

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

In December 2015, we entered into a license and collaboration agreement to co-develop filgotinib with Gilead in rheumatoid arthritis, Crohn’s disease, ulcerative colitis and other indications. Due to the revised license and collaboration agreement related to filgotinib, that became effective in August 2019, we are responsible for funding 50% of the associated global development costs of the program. We have retained a mechanism to give us cost protection as we are no longer obliged to bear any further costs if they exceed the joint predetermined level. In addition, we are eligible to receive $640 million in development and regulatory milestones, sales-based milestone payments of up to $600 million and tiered royalties ranging from 20-30% payable in territories outside of Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. In addition, we achieved two milestones in December 2019 totaling $30 million.

As a result of the Option, License and Collaboration agreement signed with Gilead in July 2019, we share further development costs for GLPG1690 equally with Gilead. We are also entitled to an additional milestone for GLPG1690 upon approval in the United States and we are eligible to receive tiered royalties ranging from 20-24% on net sales of GLPG1690 by Gilead in all countries outside Europe.

As explained in the summary of the significant transaction in note 2 to our consolidated financial statements, Gilead received exclusive option rights to acquire a license on compounds. Exercising such an option would trigger an opt-in payment, a 50-50 cost share mechanism for the future development activities, development and sales milestones and royalties.

28. Warrant plans

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

The table below sets forth a summary of warrants outstanding and exercisable at December 31, 2019, per warrant plan:

				Outstanding					Outstanding	Exercisable
				per	Granted	Exercised	Forfeited	Expired	per	per
	Allocation	Expiry	Exercise	January 1,	during	during	during	during	December 31,	December 31,
Warrant plan	date	date	price (€)	2019	year	year	year	year	2019	2019
2006 BNL	21/12/2007	20/12/2020	7.12	1,050					1,050	1,050
2007	28/06/2007	27/06/2020	8.65	29,374		(29,374)			—	—
2007 RMV	25/10/2007	24/10/2020	8.65	24,550		(9,570)			14,980	14,980
2008	26/06/2008	25/06/2021	5.6	77,100		(75,735)			1,365	1,365
2011	23/05/2011	22/05/2019	9.95	37,500		(37,500)			—	—
2012	03/09/2012	02/09/2020	14.19	110,040		(30,000)			80,040	80,040
2013	16/05/2013	15/05/2021	19.38	195,560		(75,126)			120,434	120,434
2014	25/07/2014	24/07/2022	14.54	347,560		(95,220)			252,340	252,340
2014 (B)	14/10/2014	13/10/2022	11.93	60,000		(60,000)			—	—
2015	30/04/2015	29/04/2023	28.75	515,053		(232,580)			282,473	282,473
2015 (B)	22/12/2015	21/12/2023	49.00	399,000		(69,500)			329,500	329,500
2015 RMV	22/12/2015	21/12/2023	49.00	97,500		(40,000)			57,500	57,500
2016	01/06/2016	31/05/2024	46.10	504,250					504,250
2016 RMV	01/06/2016	31/05/2024	46.10	120,000					120,000
2016 (B)	20/01/2017	19/01/2025	62.50	150,000					150,000
2017	17/05/2017	16/05/2025	80.57	595,500					595,500
2017 RMV	17/05/2017	16/05/2025	80.57	127,500					127,500
2018	19/04/2018	18/04/2026	79.88	1,097,745			(12,500)		1,085,245
2018 RMV	19/04/2018	18/04/2026	79.88	137,500					137,500
2019	10/04/2019	09/04/2027	95.11		1,504,940		(18,250)		1,486,690
2019 RMV	10/04/2019	09/04/2027	95.11		194,750				194,750
Total				4,626,782	1,699,690	(754,605)	(30,750)	—	5,541,117	1,139,682

		Weighted
		average
		exercise
	Warrants	price (Euro)
Outstanding on January 1, 2017	3,466,407	€27.1
Exercisable on December 31, 2016	669,704	10.3

Granted during the period	873,000	77.5
Forfeited during the year	—
Exercised during the period	(368,200)	14.4
Expired during the year	(400)	19.4
Outstanding on December 31, 2017	3,970,807	€39.3
Exercisable on December 31, 2017	763,344	13.7

Granted during the period	1,235,245	79.9
Forfeited during the year	(12,000)	43.2
Exercised during the period	(567,270)	13.5
Expired during the year	—
Outstanding on December 31, 2018	4,626,782	€53.3
Exercisable on December 31, 2018	882,734	14.0

Granted during the period	1,699,690	95.1
Forfeited during the year	(30,750)	88.9
Exercised during the period	(754,605)	22.8
Expired during the year	—
Outstanding on December 31, 2019	5,541,117	€70.1
Exercisable on December 31, 2019	1,139,682	30.2

The table below sets forth the inputs into the valuation of the warrants.

	2019	2019 RMV	2018	2018 RMV	2017	2017 RMV
	April 19	April 19	April 18	April 18	May 17	May 17
Exercise Price (€)	€95.11	€95.11	€79.88	€79.88	€80.57	€80.57
Weighted average share price at acceptance date (€)	€107.05	€107.45	€84.88	€84.88	€68.67	€68.67
Weighted average fair value on the acceptance date (€)	€40.04	€40.05	€38.39	€38.39	€26.86	€26.80
Weighted average estimated volatility (%)	35.86	35.63	39.44	39.44	40.06	40.08
Weighted average expected life of the warrant (years)	6	6	8	8	8	8
Weighted average risk free rate (%)	(0.27)	(0.28)	0.51	0.51	0.33	0.29
Expected dividends	None	None	None	None	None	None

Warrant Plans

The exercise price of the warrants is determined pursuant to the applicable provisions of the Belgian Companies Code.

The weighted average estimated volatility is calculated on the basis of the implied volatility of the share price over the expected life of the warrants.

The weighted average expected life of the warrant is calculated as the estimated duration until exercise, taking into account the specific features of the plans.

Our share based compensation expense in 2019 amounted to €38,297 thousand (2018:  €26,757 thousand; 2017:  €16,536 thousand).

The following table provides an overview of the outstanding warrants per category of warrant holders at December 31, 2019,  2018 and 2017.

Category

	December 31,
	2019	2018	2017
	(in number of warrants)
Non-executive directors	222,600	216,780	216,060
Executive team	2,171,874	2,139,374	2,039,374
Other	3,146,643	2,270,628	1,715,373
Total warrants outstanding	5,541,117	4,626,782	3,970,807

The outstanding warrants at the end of the accounting period have an average exercise price of €70.09  (2018:  €53.30;  2017:  €39.32) and a weighted average remaining expected life of 1,439 days (2018:  1,500 days; 2017:  1,441 days).

29. Related parties

Relationship and transactions with entities with (joint) control of, or significant influence over, Galapagos

Gilead

Gilead is exercising significant influence over Galapagos as from the equity subscription on August 23, 2019. As a result of the equity subscription we received a transparency notification from Gilead on August 28, 2019 confirming they held 22.04% of the then issued and outstanding shares of Galapagos. The presumption of significant influence is also confirmed by the fact that Gilead has the right, for as long as it holds more than 20% of Galapagos’ share capital, to appoint two Investor Board Designees to Galapagos’ board of directors.

The following balances are outstanding at the end of the reporting period in relation to Gilead:

December 31,
2019
(Euro, in thousands)

Trade and other receivables	€31,645
Trade and other payables	€39,100

The trade and other receivables balances mainly relate to €13.4 million cost reimbursement for GLPG1690 and €18.2 million relating to the development milestone payment triggered by the NDA submission in December 2019. The outstanding liabilities mainly relate to the cross charges relating to the development of filgotinib in the fourth quarter of 2019 (€30.9 million) and €8.2 million related to sales and marketing expenses.

On July 14, 2019, we entered into a 10-year global research and development collaboration with Gilead. In connection with our entry into the option, license and collaboration agreement, we received an upfront payment of $3.95 billion (€3.6 billion) and a €960 million ($1.1 billion) equity investment from Gilead (see note 20). In connection with this share subscription agreement, we recognized a deferred income and an offsetting current financial asset (derivative) of €85.6 million upon signing of the share subscription agreement with Gilead as required under IFRS 9. The deferred income has been added to the transaction price at inception of the agreement. In connection with entering into the option, license and collaboration agreement in July 2019, we also amended certain terms of our existing agreement with Gilead governing filgotinib.

In addition, the extraordinary general meeting of shareholders of October 22, 2019 approved the issuance of warrant A and initial warrant B to Gilead allowing them to further increase its ownership of Galapagos to up to 29.9% of the company’s issued and outstanding shares. Subsequent warrant B is still subject to approval by an extraordinary general meeting of shareholders. This extraordinary general meeting of shareholders shall take place between 57 and 59 months of the closing of the subscription agreement and this warrant will have substantially similar terms, including as to exercise price, to the initial warrant B. On November 6, 2019 Gilead exercised warrant A, which resulted in an additional equity investment of €368.0 million. By exercising warrant A Gilead increased its ownership in Galapagos to 25.10% of the then outstanding shares. Gilead further increased its ownership to 25.84% at December 31, 2019.

This has resulted in a total transaction price of €3,655 million that has been allocated to the three performance obligations and the warrant issuance liabilities (see note 6).

During 2019 we already recognized in revenue the entire transaction price allocated to the license on GLPG1690 (€667 million), €81 million relating to the performance obligation for the drug discovery platform and a total of €41 million representing the total impact on our revenues coming from the initial and amended filgotinib performance obligation. The latter consists of upfront payments and milestone payments that were recognized in accordance with the percentage of completion of the underlying performance obligation.

Furthermore, we recognized €17.7 million of cost reimbursements from Gilead with respect to the development of GLPG1690 as a decrease of the related expenses (on the line research and development expenditure). An amount of €72.0 million relating to cross charges from Gilead relating to filgotinib was recognized as expense on the line research and development expenditure.

Finally, we recognized €8.2 million of sales & marketing expenses relating to our 50/50 cost share mechanism with Gilead for expenses incurred in preparation for the co-promotion activities for filgotinib.

As at December 31, 2019 we have two outstanding performance obligations under IFRS 15 towards Gilead, being the performance obligation related to our drug discovery platform and the performance obligation relating to filgotinib. This results in an outstanding deferred income balance of €2.2 billion for the drug discovery platform (including the warrant issuance liability relating to subsequent warrant B) and €780 million for the performance obligation relating to filgotinib.

A detailed explanation of our transactions with Gilead in 2019 can be found in the section titled Agreements with major Galapagos NV shareholders. There are no other shareholders or other entities who, solely or jointly, control Galapagos or exercise significant influence over Galapagos.

Relationship and transactions with subsidiaries

Please see Note 30 for an overview of the consolidated companies of the group, which are all wholly-owned subsidiaries of Galapagos NV.

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

Remuneration of key management personnel

On December 31, 2019, our executive committee had five members: Mr. Onno van de Stolpe, Mr. Bart Filius, Dr. Piet Wigerinck, Dr. Andre Hoekema and Dr. Walid Abi-Saab. They provide their services to us on a full-time basis. On December 31, 2019, our board of directors consisted of eight members: Mr. Onno van de Stolpe, Dr. Raj Parekh, Mr. Howard Rowe, Ms. Katrine Bosley, Dr. Mary Kerr, Mr. Peter Guenter, Mr. Daniel O’Day and Dr. Linda Higgins. Dr. Werner Cautreels’ and Dr. Christine Mummery’s mandates as directors expired immediately after the annual shareholders’ meeting of April 30, 2019.

Only the CEO is a member of both the executive committee and the board of directors. Our CEO does not receive any special remuneration for his board membership, as this is part of his total remuneration package in his capacity as member of the executive committee.

The remuneration package of the members of key management personnel comprises:

	Year ended December 31,
	2019	2018	2017
Remuneration of key management personnel:
Euro, in thousands (except for the number of warrants and RSUs)
Short-term benefits for executive committee members as a group	€14,129	€2,909	€2,477
Gross salary	2,121	1,920	1,639
Employer social security on gross salary	61	125	31
Cash bonus (*)	1,230	757	697
Exceptional bonus	10,500
Employer social security on exceptional bonus	108
Other short-term benefits	109	107	110
Long-term benefits for executive committee members as a group (1)	1,874	1,812	1,217
Board fees and other short-term benefits for directors
Raj Parekh	90	92	91
Harrold van Barlingen (2)		15	45
Howard Rowe	55	53	45
Werner Cautreels (3)	15	48	55
Katrine Bosley	45	45	45
Christine Mummery (3)	13	40	41
Mary Kerr	45	46	41
Peter Guenter (4)	30
Daniel O'Day (5)
Linda Higgins (5)
Post-employment benefits (6)	323	305	248
Total benefits excluding warrants and RSUs (7)	€16,619	€5,346	€4,305
Number of warrants granted in the year
Executive committee members as a group	315,000	350,000	475,000
Raj Parekh	15,000	15,000	15,000
Harrold van Barlingen (2)			7,500
Howard Rowe	7,500	7,500	7,500
Werner Cautreels (3)		7,500	7,500
Katrine Bosley	7,500	7,500	7,500
Christine Mummery (3)		7,500	7,500
Mary Kerr	7,500	7,500	7,500
Peter Guenter (4)	7,500
Daniel O'Day (5)
Linda Higgins (5)
Total number of warrants granted in the year	360,000	402,500	535,000
Total cost of warrants granted in the year	€14,236	€15,507	€15,699
Number of RSUs granted in the year (8)	183,450
Total number of RSUs granted in the year	183,450

(1) Only executive committee members are granted long-term benefits. Pursuant to the Senior Management Bonus Scheme, these consist of the deferred part of the bonus from 3 years ago
(2) Dr. Van Barlingen's director's mandate expired on April 24, 2018
(3) Director's mandate expired on April 30, 2019
(4) Mr. Guenter's director's mandate began on April 30, 2019
(5) Director's mandate began on October 22, 2019
(6) Only executive committee members are granted post-employment benefits
(7) For 2018, this amount excludes an amount of €20.1 thousand tax advisory services that is included in the amount of €107 thousand other short-term benefits

(8) This is the sum of the RSUs awarded during financial year 2019, excluding the RSUs representing the deferred portion of the bonus for 2019 (still to be granted). Only executive committee members were awarded RSUs

(*) For 2017, this amount includes an amount of €5 employer social security

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

30. Consolidated companies as of December 31, 2019

		Year ended December 31,
		2019		2018	2017
Name of the subsidiary	Country	% voting right Galapagos NV (directly or indirectly through subsidiaries)	Change in % voting right previous period (2019 vs 2018)	% voting right Galapagos NV (directly or indirectly through subsidiaries)	% voting right Galapagos NV (directly or indirectly through subsidiaries)

BioFocus DPI AG in liquidation	Switzerland	100%		100%	100%
Galapagos Biopharma Belgium BV	Belgium	100%	100%
Galapagos Biopharma Netherlands B.V.	The Netherlands	100%	100%
Galapagos Biopharma Spain S.L.U	Spain	100%	100%
Galapagos Biopharma Italy S.r.l.	Italy	100%	100%
Galapagos Biopharma Germany GmbH	Germany	100%	100%
Galapagos B.V.	The Netherlands	100%		100%	100%
Galapagos Biotech Ltd. (formerly Inpharmatica Ltd.)	United Kingdom	100%		100%	100%
Galapagos GmbH	Switzerland	100%		100%	100%
Galapagos, Inc. (formerly Biofocus, Inc.)	United States	100%		100%	100%
Galapagos NV	Belgium	Parent company		Parent company	Parent company
Galapagos Real Estate 1 BV	Belgium	100%		100%
Galapagos Real Estate 2 BV	Belgium	100%		100%
Galapagos Real Estate Netherlands B.V.	The Netherlands	100%	100%
Galapagos SASU	France	100%		100%	100%
Fidelta d.o.o.	Croatia	100%		100%	100%
Xenometrix, Inc. in liquidation	United States	100%		100%	100%

In the fourth quarter of 2018 we incorporated two new legal entities in Mechelen, Belgium: Galapagos Real Estate 1 BV and Galapagos Real Estate 2 BV. In 2019 we incorporated the following legal entities: Galapagos Biopharma Belgium BV, Galapagos Biopharma Netherlands B.V., Galapagos Biopharma Spain S.L.U., Galapagos Biopharma Italy S.r.l., Galapagos Biopharma Germany GmbH and Galapagos Real Estate Netherlands B.V.

There are no significant restrictions on the group’s ability to access or use assets and settle liabilities of one of the group’s subsidiaries.

31. Financial risk management

Financial risk factors

Our financial risks are managed centrally. Our finance department coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning our activities. These relate to the financial markets risk, credit risk, liquidity risk and currency risk. There are no other important risks, such as interest rate risk on borrowings, because we have nearly no financial debt and have a strong cash and cash equivalents and current financial investments balance. We do not buy or trade financial instruments for speculative purposes.

Categories of financial assets and liabilities:

	December 31,
	2019	2018	2017
	(Euro, in thousands)
Financial assets held at fair value through profit or loss
Equity instruments	€11,275	€6,000	€1,754
Current financial investments	3,919,216	—	—
Financial assets at amortised cost
Cash and cash equivalents	1,861,616	1,290,796	1,151,211
Restricted cash (current and non-current)	1,418	1,276	1,158
Trade and other receivables (excl prepayments)	53,717	18,467	27,422
Total financial assets	€5,847,242	€1,316,539	€1,181,545

Financial liabilities held at fair value through profit or loss
Current financial instruments	€6,198	€—	€—

Financial liabilities at amortised cost
Trade & other liabilities	142,510	68,038	47,122
Other non-current liabilities	6,914	1,502	1,597
Lease liabilities	25,384	—	9
Total financial liabilities	€181,006	€69,540	€48,727

The carrying amounts of trade and other payables and trade and other receivables are considered to be the same as their fair values, due to their short-term nature.

Financial assets held at fair value through profit or loss

Financial assets held at fair value through profit or loss consisted of equity instruments of listed companies and current financial investments.

We have no restrictions on the sale of these equity instruments and the assets are not pledged under any of our liabilities. These instruments are classified as financial assets held at fair value adjustment through profit or loss which qualify for level 1 fair value measurement based upon the closing price of the securities on Euronext at each reporting date.

The market price of those shares might face fluctuations and might be affected by a variety of factors, such as the global economic situation, the business development of competitors, sector mergers and acquisitions; it is difficult to mitigate this risk.

Current financial investments include a short-term bond fund and money market funds in EUR and USD, which all classify for level 1 fair value measurement.

Liquidity risk

Our current financial investments and cash and cash equivalents amounted to €5,780.8 million on December 31, 2019. Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. We have no credit lines. Such forecasting is based on realistic assumptions with regards to milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

All our current financial investments and cash and cash equivalents have only an insignificant liquidity risk as they are all convertible upon a maximum three month notice period and without incurring a significant penalty.

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

Aging balance of receivables that are due, but that are still considered collectable:

	December 31,
	2019	2018	2017
	(Euro, in thousands)
60 - 90 days	€87	€236	€—
90 - 120 days	—	12	1
more than 120 days	€—	€—	€—

Our cash and cash equivalents are invested primarily in saving and deposit accounts.  For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted at the beginning of the term. Our current financial investments are also kept within different financial institutions and include short-term bond funds and money market funds with credit ratings ranging from AAA to A- at the beginning of the investment. All of these current financial investments are investments in a basket of funds so there is no individual credit risk involved.

Interest rate risk

The only variable interest-bearing financial instruments are cash and cash equivalents and current financial investments. Changes in interest rates may cause variations in interest income and expenses resulting from short term interest-bearing assets. Management does not expect the short term interest rates to decrease significantly in the immediate foreseeable future, which limits the interest exposure on our cash and cash equivalents and current financial investments.

Effect of interest rate fluctuation

A  100 basis point increase in interest rates at balance sheet date would have increased profit or loss, and equity, by approximately €57.8 million (2018:  €12.9 million; 2017:  €11.5 million); a 100 basis point decrease in interest rates would have decreased profit or loss, and equity, by approximately €57.8 million (2018:  €12.9 million; 2017:  €11.5 million).

Foreign exchange risk

We are exposed to foreign exchange risk arising from various currency exposures. Our principal functional currency is euro, but we receive payments from our collaboration partners Gilead and AbbVie in U.S. dollars and acquire some consumables and materials in U.S. dollars, Swiss Francs, GB Pounds and Croatian Kuna.

To limit this risk, we attempt to align incoming and outgoing cash flows in currencies other than EUR. In addition, contracts closed by our different entities are mainly in the functional currencies of that entity, except for the collaboration agreements signed with Gilead and AbbVie for which payments are denominated in U.S. dollars.

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	December 31,
	2019	2018	2017
Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(133,373)	€(27,200)	€(21,083)
Increase in Euros - GB Pounds	113	100	122
Increase in Euros - CH Francs	538	208	203
Increase in Euros - HR Kunas	650	611	(185)
Increase in U.S. Dollars - GB Pounds	€(894)	€(923)	€(831)

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents and current financial investments held in U.S dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of current financial investments, cash and cash equivalents, financial debt (we only have leasing debts as of December 31, 2019), and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

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

32. Auditor’s remuneration

The statutory auditor’s fees for carrying out his mandate at group level amounted to €1,406.8 thousand in 2019 (2018: €414.6 thousand). The fees for audit-related services executed by the statutory auditor, related to the performance of the audit or review of the company’s affiliates financial statements, amounted to €29.2 thousand (2018: nil). Audit-related services executed by persons related to the statutory auditor for carrying out an auditor’s mandate at the level of the Company’s affiliates amounted to €29.2 thousand in 2019 (2018: €27.5 thousand). Other fees related to audit-related fees, in particular related to legal assignments, which generally the auditor provides, amounted to €43.0 thousand in 2019 (2018: €92.1 thousand). Other fees related to non-audit services executed by the statutory auditor, in particular related to services provided ahead of the commercial phase, amounted to €148.2 thousand in 2019. Other fees related to non-audit services executed by persons related to the statutory auditor amounted to €46.6 thousand in 2019 and related to IT services (2018: €134.8 thousand). The audit committee and the board of directors are of the opinion that these non-audit services do not affect the independence of the statutory auditor in the performance of his audit. The abovementioned additional fees were fully approved by the audit committee in accordance with article 133 §6 of the Belgian Companies Code.

33. Events after balance sheet date

On March 17, 2020,  152,220 warrants were exercised (with an average exercise price of €35.18 per warrant), of which 15,000 warrants were exercised by our CEO, 15,000 warrants by other members of our executive committee, and 17,520 warrants by other members of our board of directors. This resulted in a share capital increase (including issuance premium) of €5,354,538.80 and the issuance of 152,220 new ordinary shares. The closing price of our share on March 17, 2020, was €141.40.

EXHIBIT INDEX

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

1.1#	Articles of Association (English translation), as amended
2.1	Form of Deposit Agreement	Form F‑1/A	333‑203435	4.1	04/30/2015
2.2	Form of American Depositary Receipt	424(b)3	333-203584	A	10/15/2018
2.3#	Description of Securities
4.1	Lease dated June 30, 1999 between the registrant and Innotech N.V., as amended (English translation)	Form F‑1	333‑203435	10.1	04/15/2015
4.2†	Warrant Plans (English translation)	Form F‑1/A	333‑203435	10.3	05/11/2015
4.6##	Sale & Purchase Agreement dated March 13, 2014 between the registrant and Charles River Laboratories Holding Limited, as amended	Form F‑1	333‑203435	10.7	04/15/2015
4.7†	Warrant Plan 2015 (B) (English translation)	Form S‑8	333‑208697	99.1	12/22/2015
4.8**	License and Collaboration Agreement dated December 16, 2015 by and between the registrant and Gilead Biopharmaceutics Ireland Unlimited Company	Form 6‑K	001‑37384	10.1	01/19/2016
4.10†	Warrant Plan 2016 (English translation)	Form S‑8	333‑211834	99.1	06/03/2016
4.11†	Warrant Plan 2016 (B) (English translation)	Form S‑8	333‑215783	99.1	01/27/2017
4.12†	Warrants Plans 2015 RMV and 2016 RMV (English translation)	Form 20-F	001-37384	4.12	03/23/2017
4.13	Lease Addendum dated April 28, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.13	03/23/2017
4.14†	Warrant Plan 2017 (English translation)	Form S-8	333-218160	99.1	05/22/2017
4.15†	Warrant Plan 2017 RMV (English translation)	Form 20-F	001-37384	4.15	03/23/2018
4.16	Lease Addendum dated December 12, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.16	03/23/2018
4.17	Lease Addendum dated July 3, 2017 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.17	03/23/2018
4.18	Lease Addendum dated June 6, 2018 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.18	03/29/2019
4.19	Lease Addendum dated June 20, 2018 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.19	03/29/2019
4.20†	Warrant Plan 2018 (English translation)	Form S-8	333-225263	99.1	05/29/2018
4.21†	Warrant Plan 2018 RMV (English translation)	Form 20-F	001-37384	4.21	03/29/2019
4.22†	Warrant Plan 2019 (English translation)	Form S-8	333-231765	99.1	05/24/2019
4.23#†	Warrant Plan 2019 RMV (English translation)

177

Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

4.24##	Option, License and Collaboration Agreement dated as of July 14, 2019 by and between the registrant and Gilead Sciences, Inc.	Form 6-K	001-37384	99.2	08/29/2019
4.25##	Amended and Restated License and Collaboration Agreement dated as of August 23, 2019 by and between the registrant and Gilead Biopharmaceutics Ireland UC	Form 6-K	001-37384	99.3	08/29/2019
4.26	Subscription Agreement relating to ordinary shares in the registrant dated as of July 14, 2019 by and between the registrant and Gilead Therapeutics A1 Unlimited Company	Form 6-K	001-37384	99.4	08/29/2019
4.27#†	RSU Discretionary Plan 2019
4.28#†	RSU Retention Plan
4.29#†	RSU Transaction Bonus Plan 2019
4.30#	Lease Addendum dated July 1, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)
4.31#	Lease Addendum dated October 17, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)
4.32#	Deed of purchase between the registrant and NMBS (English translation)
8.1#	List of subsidiaries of the registrant
12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1#	Consent of Deloitte Bedrijfsrevisoren CVBA
101.INS#	XBRL Instance Document
101.SCH#	XBRL Taxonomy Extension Schema Document
101. CAL#	XBRL Taxonomy Extension Calculation Linkbase Document

178

Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

101. DEF#	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB#	XBRL Taxonomy Extension Label Linkbase Document
101.PRE#	XBRL Taxonomy Extension Presentation Linkbase Document

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

179

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALAPAGOS NV

/s/ Onno van de Stolpe
By:	Onno van de Stolpe
Title:	Chief Executive Officer (Principal Executive Officer)

Date: March 27, 2020

180