Form 20-F
period 2020-12-31
GALAPAGOS NV
filed 2021-03-25
CIK 1421876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Onno van de Stolpe

Chief Executive Officer

Galapagos NV

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

Tel: +32 15 342 900 Fax: +32 15 342 901

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one	GLPG	The Nasdaq Stock Market LLC
ordinary share, no par value per share
Ordinary shares, no par value per share*		The Nasdaq Stock Market LLC*

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

Ordinary shares, no par value per share: 65,411,767 as of December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

INTRODUCTION

Unless otherwise indicated or unless the context requires otherwise, “GLPG,” “the company,” “our company,” “we,” “us,” and “our” refer to Galapagos NV and its consolidated subsidiaries.

We own various trademark registrations and applications, and unregistered trademarks, including GALAPAGOS and our corporate logo. All other trade names, trademarks and service marks referred to in this annual report on Form 20‑F, or this annual report, are the property of their respective owners. Trade names, trademarks and service marks of other companies appearing in this annual report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this annual report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

Summary of risk factors

We are heavily dependent upon our global R&D collaboration with Gilead and the amendment of our arrangement with Gilead for the commercialization and development of  filgotinib including Gilead’s recruitment in the Phase 3 trial in Crohn’s disease. There can be no assurance that these arrangements will deliver the benefits we expect, including but not limited to the payment of potential future milestones, opt-in and/or royalty payments by Gilead.

The transition of European rights to filgotinib from Gilead to us will be a significant undertaking that may require additional substantial financial and managerial resources, and we may not be successful.

We have no historical product revenues, which makes it difficult to assess our future prospects and financial results.

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

The marketing and sale of filgotinib or future approved products may be unsuccessful or less successful than anticipated. We are heavily dependent on the success of filgotinib, which is approved for the treatment of rheumatoid arthritis in Europe and Japan and marketed under the brand name Jyseleca, and under regulatory review in the European Union for the treatment of ulcerative colitis.

We are also dependent on the success of our other clinical-stage product candidates, such as our idiopathic pulmonary fibrosis candidates (GLPG1205 and GLPG4716 and other candidates), and our inflammation candidates/trials (such as GLPG3970, GLPG3667 GLPG3121, and GLPG4399, and the MANTA/MANTA RAy trials with filgotinib). We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

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

Our business, results of operations and future growth prospects could be materially and adversely affected by the COVID-19 pandemic.

The market price of the ADSs could be subject to wide fluctuations.

We may be at an increased risk of securities class action litigation.

4

PART I
Item 1       Identity of directors, senior management and advisers

Not applicable.

Item 2       Offer statistics and expected timetable

Not applicable.

Item 3       Key information

A. Selected financial data

Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected statements of consolidated operations data, selected statements of consolidated financial position and selected statements of consolidated cash flows, each as of and for the years ended December 31, 2020, 2019 and 2018 from the audited consolidated financial statements, which are included herein. We derived the selected statements of consolidated operations data, selected statements of consolidated financial position and selected statements of consolidated cash flows, each as of and for the years ended December 2017 and 2016 from our audited consolidated financial statements, which are not included herein.

This data should be read together with, and is qualified in its entirety by reference to, “Item 5—Operating and financial review and prospects” as well as our financial statements and notes thereto appearing elsewhere in this annual report. Our historical results are not necessarily indicative of the results to be expected in the future.

Consolidated statement of operations:

	Year ended December 31,
	2020	2019 (*)	2018 (*)	2017	2016
	(Euro, in thousands, except per share data)
Revenues	€478,053	€834,901	€278,666	€127,087	€129,519
Other income	52,207	50,896	29,000	28,830	22,093
Total revenues and other income	530,260	885,797	307,666	155,918	151,612

Research and development expenses	(523,667)	(420,090)	(316,222)	(218,502)	(139,573)
Sales and marketing expenses	(66,468)	(24,577)	(4,146)	(2,803)	(1,785)
General and administrative expenses	(118,757)	(72,382)	(34,377)	(24,415)	(21,744)
Total operating expenses	(708,892)	(517,049)	(354,746)	(245,720)	(163,103)

Operating income/loss (-)	(178,632)	368,748	(47,080)	(89,802)	(11,491)

Fair value re-measurement of share subscription agreement and warrants	3,034	(181,644)	—	—	57,479
Other financial income	18,667	21,389	18,264	4,877	9,950
Other financial expenses	(152,844)	(59,968)	(2,602)	(30,582)	(1,692)

Income/loss (-) before tax	(309,775)	148,525	(31,417)	(115,507)	54,246

Income taxes	(1,226)	165	(822)	(198)	(235)

Net income/loss (-) from continuing operations	(311,001)	148,689	(32,240)	(115,704)	54,012

Net income from discontinued operations, net of tax	5,565	1,156	2,981

Net income/loss (-)	€(305,436)	€149,845	€(29,259)	€(115,704)	€54,012
Net income/loss (-) attributable to:
Owners of the parent	(305,436)	149,845	(29,259)	(115,704)	54,012
Basic income/loss (-) per share	€(4.69)	€2.60	€(0.56)	€(2.34)	€1.18
Diluted income/loss (-) per share	€(4.69)	€2.49	€(0.56)	€(2.34)	€1.14
Basic income/loss (-) per share from continuing operations	€(4.78)	€2.58	€(0.62)	€(2.34)	€1.18
Diluted income/loss (-) per share from continuing operations	€(4.78)	€2.47	€(0.62)	€(2.34)	€1.14
Weighted average number of shares - Basic (in '000 shares)	65,075	57,614	52,113	49,479	45,696
Weighted average number of shares - Diluted (in '000 shares)	65,075	60,113	52,113	49,479	47,308

(*) The 2019 and 2018 comparatives have been restated to consider the impact of classifiying the Fidelta business as discontinued opearations in 2020.
6

Condensed consolidated statement of financial position:

	December 31,
	2020	2019	2018	2017	2016
	(Euro, in thousands)
Current financial investments	€3,026,278	€3,919,216	€—	€—	€—
Cash and cash equivalents	2,135,187	1,861,616	1,290,796	1,151,211	973,241
Cash and cash equivalents classified as assets held for sale	7,884	—	—	—	—
Total assets	5,717,731	6,068,609	1,439,496	1,286,274	1,083,338

Share capital	291,312	287,282	236,540	233,414	223,928
Share premium account	2,727,840	2,703,583	1,277,780	993,025	649,135
Total equity	2,670,355	2,875,658	1,214,249	1,011,983	758,701
Total non-current liabilities	2,412,101	2,621,158	5,342	102,592	220,846
Total current liabilities	635,274	571,793	219,905	171,699	103,791
Total liabilities	3,047,375	3,192,951	225,247	274,291	324,637
Total liabilities and equity	€5,717,731	€6,068,609	€1,439,496	€1,286,274	€1,083,338

Condensed consolidated statement of cash flows:

	2020	2019	2018	2017	2016
	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€1,861,616	€1,290,796	€1,151,211	€973,241	€340,314
Net cash flows generated/used (-) in operating activities	(427,336)	3,208,617	(142,466)	(147,030)	239,403
Net cash flows generated/used (-) in investing activities	757,288	(3,764,660)	(15,914)	(549)	(7,287)
Net cash flows generated in financing activities	22,040	1,335,751	287,876	353,357	395,996
Transfer to current financial investments	—	(198,922)	—	—	—
Effect of exchange rate differences on cash and cash equivalents	(70,539)	(9,966)	10,089	(27,808)	4,816
Cash and cash equivalents at end of the period	€2,143,071	€1,861,616	€1,290,796	€1,151,211	€973,241

	December 31,
	2020	2019	2018	2017	2016
	(Euro, in thousands)
Current financial investments	€3,026,278	€3,919,216	€—	€—	€—
Cash and cash equivalents from continuing operations	2,135,187	1,861,616	1,290,796	1,151,211	973,241
Cash and cash equivalents classified as assets held for sale	7,884	—	—	—	—
Current financial investments and cash and cash equivalents	€5,169,349	€5,780,832	€1,290,796	€1,151,211	€973,241

B.	Capitalization and indebtedness

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

Risks related to commercialization

The marketing and sale of filgotinib or future approved products may be unsuccessful or less successful than anticipated. We are heavily dependent on the success of filgotinib, which is approved for the treatment of rheumatoid arthritis in Europe and Japan, and under regulatory review in the European Union for the treatment of ulcerative colitis.

We, and our collaboration partner, Gilead, began commercializing filgotinib in the European Union and Gilead began in Japan for the treatment of rheumatoid arthritis, or RA, following receipt in September 2020 of conditional marketing approval from the European Medicines Agency, or the EMA, and from the Japanese Ministry of Health, Labor and Welfare, or the MHLW. In November 2020, Gilead submitted a Marketing Authorization Application, or MAA, to the EMA for filgotinib for the treatment of ulcerative colitis, or UC. We expect Gilead to submit an application for approval to the MHLW for filgotinib for the treatment of UC in the first half of 2021.

In December 2020, we and Gilead entered into a binding term sheet, pursuant to which we agreed to amend our arrangement so that we will assume sole responsibility in Europe for the commercialization of filgotinib as well as for all future indications for filgotinib, by the end of 2021, with Gilead maintaining commercialization rights and the marketing authorization holder for filgotinib and other future indications for filgotinib outside of Europe. We have limited experience as a commercial company, and there is limited information about our ability to overcome many of the risks and uncertainties encountered by companies commercializing products in the biopharmaceutical industry. To market and sell filgotinib, we will need to successfully:

•

establish and maintain, in the geographies where we hope to treat patients, relationships with qualified treatment centers who will be treating the patients who receive filgotinib and any future products;

•	obtain adequate pricing and reimbursement for filgotinib and any future products in each of the jurisdictions in which we plan to commercialize approved products;
•	gain regulatory acceptance for the development and commercialization of the product candidates in our pipeline;
•	develop and maintain successful strategic alliances; and
•

manage our spending as costs and expenses increase due to clinical trials, marketing approvals, and commercialization, including for any extension of marketing approval of filgotinib, and for any future products.

If we are not successful in accomplishing these objectives, we may not be able to develop product candidates, commercialize filgotinib or any future products, raise capital, expand our business, or continue our operations. Further, to the extent that Gilead is commercializing filgotinib in one or more jurisdictions, we are significantly dependent on their successful accomplishment of these objectives, which is largely out of our control.

The commercial success of filgotinib and of any future products will depend upon the degree of market acceptance by physicians, healthcare payers, patients, and the medical community.

The commercial success of filgotinib and of any future products will depend in part on acceptance by the medical community, patients, and third-party or governmental payers as medically useful, cost-effective, and safe. Filgotinib and any other products that we and our current and future partners may bring to the market may not gain market acceptance by physicians, patients, third-party payers and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of filgotinib and of any future products will depend on a number of factors, including:

•	the efficacy and safety as demonstrated in clinical trials;
•	the timing of market introduction of the product as well as the timing of entry of competitive products;

•	the clinical indications for which the product is approved;
•	acceptance by physicians, the medical community, and patients of the product as a safe and effective treatment;
•	the convenience of prescribing and initiating patients on the product;
•	the potential and perceived advantages of such product over alternative treatments;
•	the cost of treatment in relation to alternative treatments, including any similar generic treatments;
•	the availability of coverage and adequate reimbursement and pricing by third-party payers and government authorities;
•	relative convenience and ease of administration;
•	the prevalence and severity of adverse side effects; and
•	the effectiveness of sales and marketing efforts.

Even if a product displays a favorable efficacy and safety profile in preclinical and clinical studies and receives regulatory approval, market acceptance of the product will not be known until after it is launched. Our efforts to educate the medical community and third-party payers on the benefits of our products may require significant resources and may never be successful. Our efforts to educate the marketplace may require more resources than are required by the conventional technologies marketed by our competitors. Any of these factors may cause filgotinib or any future products to be unsuccessful or less successful than anticipated.

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

We currently are building a marketing and sales organization for the marketing, sales, and distribution of pharmaceutical products. In December 2020, we and Gilead entered into a binding term sheet pursuant to which we agreed to amend our arrangement so that we will assume sole responsibility in Europe for the commercialization of filgotinib, as well as for all future indications for filgotinib, by the end of 2021, which requires us to develop robust marketing and sales capabilities. We have limited experience as a commercial company and there is limited information about our ability to overcome many of the risks and uncertainties encountered by companies commercializing products in the biopharmaceutical industry. In order to commercialize independently filgotinib in Europe and any product candidates that receive marketing approval and for which we maintain commercial rights, we will need to build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. Further, in the event of successful development of any product candidates for which we maintain commercial rights, we may elect to build a targeted specialty sales force which will be expensive and time consuming. Any failure or delay in the development of our internal market access, sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to any proprietary product candidates we may have in the future, we may choose to partner with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems.

If we are unable to continue to develop and scale our own sales, marketing and distribution capabilities for filgotinib in Europe, or for any future products which we choose to self-commercialize, we will not be able to successfully commercialize such products without reliance on third parties and, in the case of filgotinib, may be unable to realize all of the benefits of the transition of European rights to filgotinib from Gilead to us. Further, if we are unable to enter into collaborations with third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such partner (such as Gilead, in the case of filgotinib and filgotinib for additional indications) does not devote sufficient resources to the commercialization of our product or otherwise fails in commercialization efforts, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future revenue will be materially and adversely impacted.

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

 We cannot be certain that coverage and adequate reimbursement will be available for any of our product candidates, if approved. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, any of our product candidates, if approved. If reimbursement is not available or is available on a limited basis for any of our product candidates, if approved, we may not be able to commercialize successfully any such product candidate. Reimbursement by a third-party payer may depend upon a number of factors, including, without limitation, the third-party payer’s determination that use of a product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and neither experimental nor investigational.

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
•

requirements under the federal Open Payments program and its implementing regulations for the disclosure by certain drug, biologic product, device and medical supply manufacturers of payments made to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors), physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and teaching hospitals and of ownership or investment interests held by physicians and their immediate family members in these manufacturers;

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

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court and members of Congress have introduced several pieces of legislation aimed at significantly revising or repealing the ACA. The United States Supreme Court is expected to rule on a legal challenge to the constitutionality of the ACA in early 2021. The implementation of the ACA is ongoing, the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results.

Risks related to product development and regulatory approval

We are also dependent on the success of our other clinical-stage product candidates, such as our idiopathic pulmonary fibrosis candidates (GLPG1205 and GLPG4716 and other candidates), and our inflammation candidates (such as GLPG3970, GLPG3667 GLPG3121, and GLPG4399). We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

Filgotinib is in Phase 3 trials in Crohn’s disease, or CD. Our business and future success is substantially dependent on our ability to commercialize filgotinib and to develop, obtain regulatory approval for, and then successfully commercialize filgotinib in additional indications. Our business and future success also depend on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize our other clinical-stage product candidates, including GLPG1205, GLPG4716, GLPG3970, GLPG3667, GLPG3121 and GLPG4399.

Our product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, a commercial organization, substantial investment and significant marketing, sales and distribution efforts before any revenues can be generated from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, the EMA, or any other comparable regulatory authority such as the MHLW, and we may never receive such regulatory approval for any of our product candidates. We cannot assure you that our clinical trials for filgotinib in additional indications, GLPG1205, GLPG4716, GLPG3970, GLPG3667, GLPG3121 and GLPG4399 and other candidates will be completed in a timely manner, or at all, or that we will be able to obtain approval from the FDA, the EMA, the MHLW, or any other comparable regulatory authority for any of these product candidates. We cannot be certain that we will advance any other product candidates into clinical trials. If any of filgotinib in additional indications, GLPG1205, GLPG4716, GLPG3970, GLPG3667, GLPG3121 or GLPG4399 or any future product candidate is not approved and commercialized, we will not be able to generate any product revenues for that product candidate. Moreover, any delay or setback in the development of any product candidate could adversely affect our business and cause the price of the American Depositary Shares, or ADSs, or our ordinary shares to fall.

Due to our limited resources and access to capital in the past, we have decided to prioritize development of certain product candidates and may have forgone the opportunity to capitalize on product candidates or indications that may ultimately have been more profitable or for which there was a greater likelihood of success.

Because we had limited resources in the past, we had to decide which product candidates to pursue and the amount of resources to allocate to each. Consequently, we are currently primarily focused on the commercialization of filgotinib and the development of filgotinib in other indications, as well as on advancing our clinical-stage pipeline, including filgotinib, GLPG3970, GLPG3667, GLPG3121, GLPG4399, GLPG1205 and GLPG4716. Our decisions concerning the allocation of research, collaboration, management, commercial and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products, we may forgo or delay pursuit of opportunities with other product candidates, or for other indications that may prove to have greater commercial potential. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

The regulatory approval processes of the FDA, the EMA, the MHLW and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable which may affect the commercial viability of our products in development. If we are unable ultimately to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, the EMA, the MHLW and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Although we and Gilead have received regulatory approval for filgotinib in Europe and Japan, and filgotinib is currently under regulatory review in Europe for the treatment of UC, it is possible that none of our other existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

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
•

filgotinib and many of our other product candidates are developed to act against targets discovered by us, and because many of our product candidates are novel mode of action products, they can carry an additional risk regarding the desired level of efficacy and safety profile;

•	the FDA, the EMA, the MHLW or other comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

12

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

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our or our collaboration partners’ failure to obtain regulatory approval to market filgotinib in additional indications, GLPG1205, GLPG4716, GLPG3970, GLPG3667, GLPG3121, GLPG4399 and/or other product candidates, which would harm our business, results of operations and prospects significantly. In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In certain jurisdictions, regulatory authorities may not approve the price we intend to charge for our products. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

We cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even though we have successfully obtained regulatory approval for filgotinib in several jurisdictions and even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights or share in revenues from the exercise of such rights. If the markets for patient subsets that we are targeting (such as UC) are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

Additionally, as of June 23, 2020, the FDA noted it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals; however, the FDA may not be able to continue its current pace and approval timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the COVID-19 pandemic and travel restrictions the FDA is unable to complete such required inspections during the review period.

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

In connection with our global clinical trials, we are obliged to comply with the requirements of local regulatory authorities in each jurisdiction where we execute and locate a clinical trial. Local regulatory authorities can request specific changes to the clinical protocol or specific safety measures that differ from the positions taken in other jurisdictions. For example, filgotinib received approval in RA from the EMA in Europe and the MHLW in Japan, yet a CRL from the FDA in the United States. The FDA, EMA, and MHLW will receive the data from the MANTA and MANTA-RAy male semen parameter studies conducted in parallel to the FINCH Phase 3 program in RA. We cannot assure you that the same view of the MANTA and MANTA-RAy results will be adopted by regulatory authorities at the marketing authorization stage, now that filgotinib completed registrational Phase 3 trials for UC and received marketing authorization in Europe and Japan for RA. Even though filgotinib received regulatory approval or marketing authorization in Europe and Japan for RA, the FDA or other regulatory authorities may approve different labels, including for whom the drug is indicated or require different warnings or precautions, or impose dosing restrictions that differ from the approved dosing regimen in other jurisdictions, and these differences could have a material adverse effect on our ability to commercialize our products in these jurisdictions.

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

For example, the Medicines and Healthcare products Regulatory Agency of the United Kingdom has assigned a black triangle to filgotinib, indicating that it is on a list of medicines subject to additional monitoring. The policies of the FDA, the EMA, the MHLW, and other comparable regulatory authorities may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Filgotinib, if approved, may be subject to box warnings, labeling restrictions or dose limitations in certain jurisdictions, which could have a material adverse impact on our ability to market filgotinib in these jurisdictions.

Based on preclinical findings, we expect that filgotinib, if approved in the U.S. or in other jurisdictions, may have a labeling statement warning female patients of childbearing age to take precautionary measures of birth control to protect against pregnancy. Additionally, filgotinib, if approved, may have a labeling statement warning for male patients. In animal toxicology studies, filgotinib induced adverse effect on the male reproductive system. We and Gilead are conducting dedicated male semen analysis studies in CD and UC patients (MANTA) and in RA, PsA, and AS patients (MANTA-RAy). In the EU and Japan where filgotinib has been approved for RA, those regulatory authorities could impose new labeling or other requirements upon learning of new information related to filgotinib.

Even if filgotinib receives regulatory approval or marketing authorization, the FDA or other regulatory authorities may impose dosing restrictions that differ from the approved dosing regimens in other jurisdictions.

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

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and preclinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical studies may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of preclinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our product candidates, as well as studies and trials of other products with similar mechanisms of action to our product candidates, may not be predictive of the results of ongoing or future clinical trials. For example, the positive results generated to date in preclinical studies and Phase 1, Phase 2 and Phase 3 clinical trials for filgotinib in RA and UC and in the Phase 2 clinical trials for CD do not ensure that later clinical trials, including any post-approval clinical trials for approved products, will continue to demonstrate similar results or observations, including the Phase 3 studies in CD, currently ongoing. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will as well. Based upon negative or inconclusive results, we or our collaboration partners may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	obtaining regulatory approval to commence a trial;
•	reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
•	obtaining Institutional Review Board, or IRB, or ethics committee approval at each site;
•	obtaining regulatory concurrence on the design and parameters for the trial;
•	obtaining approval for the designs of our clinical development programs for each country targeted for trial enrollment;
•	recruiting suitable patients to participate in a trial, which may be impacted by the number of competing trials that are enrolling patients;
•	having patients complete a trial or return for post-treatment follow-up;
•	clinical sites deviating from trial protocol or dropping out of a trial;
•	adding new clinical trial sites;
•	manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of comparator drug for use in clinical trials;
•	the availability of adequate financing and other resources; or
•	the ongoing COVID-19 pandemic.

We could encounter delays if a clinical trial is suspended or terminated by us, our collaboration partners, by the IRBs or ethics committees of the institutions in which such trials are being conducted, or by the FDA, the EMA, MHLW, or other comparable regulatory authorities, or recommended for suspension or termination by the Data Monitoring Committee, or the DMC, for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA, MHLW, or other comparable regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, including those seen in the class to which our product candidates belong, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. For example, it is possible that safety issues or adverse side effects could be observed in trials for filgotinib in RA, UC, and CD; for GLPG1205, and GPG4716 in IPF; for GLPG3970, GLPG3667 or GLPG3121 in inflammation, which could result in a delay, suspension or termination of the ongoing trials of filgotinib (in one or more indications), GLPG1205, GLPG4716, GLPG4399, GLPG3970, GLPG3667, and GLPG3121. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If filgotinib in additional indications, GLPG1205, GLPG4716, GLPG4399, GLPG3970, GLPG3667, or GLPG3121, or any other product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be materially harmed.

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

We initiated our first clinical study in 2009, and for 15 of our compounds with novel modes of action, Phase 2 studies were initiated. Phase 3 studies in RA, UC, and CD were initiated by our collaboration partner Gilead for filgotinib.

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

In addition, we have experienced some delays or disruptions in initiation and enrollment in our ongoing clinical trials due to the COVID-19 pandemic, and we anticipate we may experience additional delays or disruptions in the future due to the COVID-19 pandemic and changes in local site or IRB policies, availabilities of site staff, reprioritization of hospital resources, restricted access to healthcare professionals and testing sites and other containment measures or concerns among patients about participating in clinical trials during a pandemic.

Furthermore, our efforts to build relationships with patient communities may not succeed, which could result in delays in patient enrollment in our clinical trials. In addition, any negative results we may report in clinical trials of our drug candidate may make it difficult or impossible to recruit and retain patients in other clinical trials of that same drug candidate. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

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

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our drug discovery and development efforts may target diseases and conditions that are already addressed by existing therapies or by candidate medicines that are being developed by our competitors, many of which have substantially greater resources, larger research and development staffs and facilities, more experience in completing preclinical testing and clinical trials, and formulation, marketing and manufacturing capabilities than we do. As a result of these resources, our competitors may develop drug products that render our products obsolete or noncompetitive by developing more effective drugs or by developing their products more efficiently. Our ability to develop competitive products would be limited if our competitors succeeded in obtaining regulatory approvals for product candidates more rapidly than we were able to or in obtaining patent protection or other intellectual property rights that limited our drug development efforts. We depend upon our management team to develop and successfully implement strategies for us to obtain regulatory approvals for our selected product candidates more speedily than our competitors and to obtain and maintain patent protection and other intellectual property rights that protect our drug development efforts. Any drug products resulting from our research and development efforts, or from our joint efforts with collaboration partners or licensees, might not be able to compete successfully with our competitors’ existing and future products, or obtain regulatory approval in the United States, European Union or elsewhere. Further, we may be subject to additional competition from alternative forms of treatment, including generic or over-the-counter drugs.

In the field of RA, therapeutic approaches have traditionally relied on disease-modifying anti-rheumatic drugs, or DMARDs, such as MTX and sulphasalazine as first-line therapy. These oral drugs work primarily to suppress the immune system and, while effective in this regard, the suppression of the immune system leads to an increased risk of infections and other side effects. Accordingly, in addition to DMARDs, monoclonal antibodies targeting tumor necrosis factor alpha, or TNFa , like AbbVie’s Humira®, or IL‑6R like Roche’s (Ro)Actemra®, have been developed. These biologics, which must be delivered via injection, are currently the standard of care as first- and second-line therapies for RA patients who have an inadequate response to DMARDs. Xeljanz® (tofacitinib citrate), marketed by Pfizer, was approved in November 2012 by the FDA and in March 2017 by the EMA as an oral treatment for the treatment of adult patients with RA who have had an inadequate response to, or who are intolerant of, MTX. Xeljanz® is the first Janus kinase, or JAK, inhibitor for RA approved for commercial sale in the United States. Olumiant® (baricitinib), a once-daily JAK1/2 inhibitor marketed by Lilly was approved by the EMA in 2017 and by the FDA in 2018. Rinvoq® (upadacitinib), a JAK inhibitor marketed by AbbVie was approved by the FDA and EMA in 2019. Our collaboration partner Gilead completed and reported results of the FINCH 1, 2, and 3, global, 52 week Phase 3 trials for filgotinib, in 2018 and 2019; Gilead subsequently filed for approval of filgotinib in RA in the U.S., Europe, and Japan in 2019. Filgotinib received approval by the MHLW in Japan and from the EC in Europe in 2020. We expect that filgotinib, will compete with all of these therapies. If generic or biosimilar versions of these therapies are approved, we would expect to also compete against those.

In the field of IBD, first line therapies are oral (or local) treatments with several low-cost generic compounds like mesalamine, more effective in UC and azathioprine, more effective in CD. Steroids like budesonide are used in both UC and CD. Companies like Santarus have developed controlled-release oral formulation with the aim to have local intestinal delivery of budesonide, thereby limiting systemic side effects. For more advanced therapy, monoclonal antibodies with various targets such as TNFa and more recently, integrins by vedolizumab (Entyvio®), marketed by Takeda, and ustekinumab (Stelera®), a monoclonal antibody against IL-12 and IL-23, marketed by Johnson & Johnson, are approved. Tofacitinib (Xeljanz®) was approved by the FDA for use in UC in 2018. We are also aware of other therapies in clinical development for these indications, such as ozanimod, which is being developed by BMS and has shown efficacy in Phase 2 trials in UC and CD and deucravacitinib, which is being developed by BMS for inflammatory bowel disease. The large number of treatments for UC, and somewhat fewer for CD, presents a substantial level of competition for any new treatment entering the IBD market. Gilead, under our collaboration agreement, initiated a Phase 3 trial for filgotinib for CD in November 2016 and reported positive topline results from the SELECTION Phase 3 trial for filgotinib in UC in 2020. Gilead submitted filgotinib for approval in UC in Europe in 2020. We expect that filgotinib, which we are developing to treat patients with moderately to severely active CD and UC, will compete with all of these therapies. If generic or biosimilar versions of these therapies are approved, we would expect to also compete against these versions of the therapies.

In the field of Pso, patients with mild to moderate disease are often treated with corticosteroids or other conventional topical therapies like Vitamin D, retinoids or light therapy. Patients with moderate to severe psoriasis or who do not respond well to conventional therapies, are advised to switch to oral drugs or injectables to reduce skin inflammation. These therapies include methotrexate, or more effective biologics such as adalimumab (Humira®); infliximab (Remicade®), etanercept (Enbrel®), ustekinumab (Stelara®), certolizumab pegol (Cimzia®), secukinumab (Cosentyx®), brodalumab (Siliq®), infliximab (Avsola®/Inflectra®/Renflexis®), ixekizumab (Talz®), guselkumab (Tremfya®), risankizumab (Skyrizi®). When severe psoriasis is not adequately treated, patients can develop PsA. In the field of PsA, similar treatments as for Pso are used, being infliximab (Avsola/Inflectra/Renflexis®), certolizumab pegol (Cimzia®), abatacept (Orencia®), golimumab (Simponi®), ustekinumab (Stelara®), ixekizumab (Taltz®) and guselkumab (Tremfya®). Oral medication used for PsA is tofacitinib (Xeljanz®), approved in 2017 by the FDA and in 2018 by the EC, Upadacitinib (Rinvoq®) received approval by the EC in 2021 and is currently under regulatory review at the FDA.

In the field of SLE, anti-inflammatory drugs like NSAIDS, corticosteroids, methotrexate are commonly used to treat lupus symptoms like fever, arthritis and pleurisy. Belimumab (Benlysta®) is the only approved drug to treat lupus and lupus nephritis and help control disease activity. Anifrolumab from AstraZeneca has been filed at the FDA and EMA for use in SLE and voclosporin from Aurinia is seeking as well approval for worldwide use. BIIB059 from Biogen succesfully completed a Phase 2 trial, dapirolizumab pegol from UCB/Biogen and obinutuzumab (Gazyva®) from Roche are in Phase 3. In terms of oram medication, baricitinib (Olumiant®) is in Phase 3 for SLE, tofacitinib (Xeljanz®) and upadacitinib (Rinvoq®) are in Phase 2.

In the field of Sjögren’s syndrome, cevimeline (Evoxac®) is the only approved drug available.

In the field of AS, there are six therapies approved by FDA and the EC: etanercept (Enbrel®), infliximab (Remicade®), adalimumab (Humira®), golimumab (Simponi®), certolizumab (Cimzia®), and secukinumab (Cosentyx®), with a seventh approved by FDA, ixekizumab (Taltz®). Upadacitinib (Rinvoq®) received approval from the EC and Tofacitinib (Xeljanz) is currently under regulatory review. Despite the availability of these treatments, a significant number of AS patients do not achieve low disease activity today.

In the field of OA, there are currently no disease-modifying drugs approved. Current treatment involves weight loss, physical therapy, prednisolone, non-steroidal anti-inflammatory drugs, and pain management. Medivir announced in September 2017 that a Phase 2 trial in patients with knee OA with MIV-711, a cathepsin K inhibitor, demonstrated structural benefit. Sprifermin is a novel recombinant human fibroblast growth factor 18 being developed by Merck KGaA; in a Phase 2 trial published in 2018, sprifermin showed to be effective at increasing cartilage thickness in a dose-dependent manner in knee OA patients, with an acceptable safety profile. Samumed is conducting a Phase 3 program with lorecivivint, an intra-articular approach aimed at the wnt pathway in OA joints. Sanofi acquired lixisenatide, a nanobody aimed at ADAMTS-5, but its status is unknown at the time of publication.

In the field of IPF there are two approved disease-modifying drugs: pirfenidone (Esbriet®), marketed by Roche, and nintedanib (Ofev®), marketed by Boehringer Ingelheim. These drugs prolong life for IPF patients by months, leaving an unmet medical need for those developing disease-modifying drugs in this field. Fibrogen has pamrevlumab and Liminal Biosciences has PBI-4050 in Phase 3 development in IPF, and several Phase 2 trials are underway with various mechanisms of action. In the field of SSc, other companies with trials running in SSc include Corbus Pharmaceuticals, currently in Phase 3. Boehringer-Ingelheim received regulatory approval from the FDA (2019) and EMA (2020) for the use of nintedanib in patients with systemic sclerosis associated interstitial lung disease (SSc-ILD).  According to the company, approximately 25% of SSc patients develop significant pulmonary involvement within three years of diagnosis.

In the field of ADPKD, there is currently no cure. Symptoms like high blood pressure, pain and kidney stones are treated with conventional medication. In 2018, a first drug tolvaptan (Jynarque®, Samsca®) to slow down the growth of kidney cysts was approved for patients with rapidly progressing, chronic kidney disease. Bardoxolone from Reata Pharmaceuticals and lixivaptan from Palladio Biosciences are in Phase 3, venglustat from Sanofi/Genzyme and tesevatinib from Kadmon Corporation are in Phase 2 development. RGLS4326 from Regulus Therapeutics is currently being tested in a Phase 1b trial in ADPKD.

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

For example, the ISABELA Phase 3 trials in IPF were discontinued in February 2021, prior to recruitment completion. The decision was based on the recommendations of the Independent Data Monitoring Committee (IDMC) which, following a regular review of unblinded data, concluded that ziritaxestat’s benefit-risk profile no longer supported continuing these studies.

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

Risks related to our financial position and need for additional capital

We have no historical product revenues, which makes it difficult to assess our future prospects and financial results.

Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been generally limited to developing our technology and undertaking preclinical studies and clinical trials of our product candidates, including filgotinib in additional indications, GLPG1205, GLPG4716, GLPG3970, GLPG3667, GLPG3121 or GLPG4399. We may not have the ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

With the exception of the year ended December 31, 2019, we have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

With the exception of the year ended December 31, 2019, we have incurred significant operating losses since our inception in 1999. We reported net losses of €29.3 million for the year ended December 31, 2018, net income of €149.8 million for the year ended December 31, 2019, and net losses of €305.4 million for the year ended December 31, 2020. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital. We expect to continue incurring significant research, development, and other expenses related to our ongoing operations, and to continue incurring operating losses for the foreseeable future. We also expect these losses to increase due to higher costs for commercialization of filgotinib as we will have full responsibility for commercialization in Europe as from 2022.

We cannot be sure that we will generate significant revenues from sales of products for the foreseeable future. If any of our product candidates fail in clinical trials or do not gain regulatory approval, or if any of our product candidates, if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

If one or more of our product candidates is approved for commercial sale and we retain commercial rights, we anticipate incurring significant costs associated with commercializing any such approved product candidate. Additionally, we may not achieve significant revenues from sales of products. Therefore, even if we are able to generate revenues from the sale of any approved product, we may not become profitable.

We may require substantial additional funding, which may not be available to us on acceptable terms, or at all.

Our operations have consumed substantial amounts of cash since inception. We are currently conducting clinical trials for filgotinib in additional indications, GLPG1205, GLPG4716, GLPG3970, GLPG3667, GLPG3121 and GLPG4399 and other product candidates. Developing pharmaceutical product candidates, including conducting clinical trials, is expensive. We will require substantial additional future capital in order to complete clinical development and, if we are successful, to commercialize any of our current product candidates. If the FDA, or any other comparable regulatory agency, such as the EMA, requires that we perform studies or trials in addition to those that we currently anticipate with respect to the development of our product candidates, or repeat studies or trials, our expenses would further increase beyond what we currently expect, and any delay resulting from such further or repeat studies or trials could also result in the need for additional financing and other resources.

Our existing current financial investments and cash and cash equivalents may not be sufficient for us to complete advanced clinical development of our product candidates or, if applicable, to commercialize product candidates that would be approved. Accordingly, we may continue to require substantial additional capital to continue our clinical development activities and potentially engage in commercialization activities. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our product candidates. The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

•	the progress, costs, results of and timing of our ongoing and planned clinical trials;

•	our ability to reach milestones under our existing collaboration arrangements and enter into additional collaborative agreements for the development and commercialization of our product candidates;

•	the willingness of the FDA, EMA, the MHLW, and other comparable regulatory authorities to accept our clinical trials and preclinical studies and other work as the basis for review and approval of product candidates;

•	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA, the MHLW, and other comparable regulatory authorities;

•	whether our collaboration partners continue to collaborate with us on the development and commercialization of our product candidates;

•	the number of product candidates and indications that we pursue, whether developed from our novel, proprietary target discovery platform, otherwise developed internally or in-licensed;

•	the timing and costs associated with manufacturing of our product candidates for clinical trials and other studies and, if approved, for commercial sale;

•	our need to expand our development activities and, potentially, our research activities;

•	the timing and costs associated with establishing sales and marketing capabilities;

•	market acceptance of any approved product candidates;

•	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;

•	the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	the extent to which we may be required to pay milestone or other payments under our in-license agreements and the timing of such payments;

•	our need and ability to hire additional management, development and scientific personnel; and

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

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

In July 2019, we entered into a 10-year global research and development collaboration with Gilead. In connection with our entry into the option, license and collaboration agreement, we received an upfront payment of $3.95 billion and a €960 million ($1.1 billion) equity investment from Gilead. Under the option, license and collaboration agreement, we will fund and lead all discovery and development autonomously until the end of the relevant Phase 2 clinical study. After the completion of a qualifying Phase 2 clinical study (or in certain circumstances, the first Phase 3 clinical study), Gilead will have the option to acquire an exclusive commercial license to that program in all countries outside of Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. In addition, we are heavily dependent on Gilead for the commercialization of filgotinib and the further development of our product candidate filgotinib outside of Europe. Gilead may not devote sufficient resources or give sufficient priority to the programs in respect of which it acquires a commercial license pursuant to the option, license and collaboration agreement. Furthermore, Gilead may not be successful in the commercialization of filgotinib outside of Europe and further development and commercialization of filgotinib or other programs for which it acquires a commercial license, even when they do devote resources and prioritize their efforts for such programs.

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

In addition to our collaboration with Gilead, we may also enter into future collaborations which will give rise to similar risks, although our ability to enter into such collaborations may be limited given the scale of our collaboration with Gilead.

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

The transition of European rights to filgotinib from Gilead to us will be a significant undertaking that may require additional substantial financial and managerial resources, and we may not be successful.

We may encounter costs and delays related to transitioning the European rights to filgotinib from Gilead to us. We have never undertaken the process of transitioning a marketed product back to us from a third party, and we may encounter challenges and costs that we do not currently anticipate. Delays or difficulties effecting the planned transition could delay or prevent us from realizing its anticipated benefits. We may not complete the separation on the terms or on the timeline that we announced, or may, for any or no reason and at any time until the planned separation is complete, abandon the separation or modify or change its terms. Any of the foregoing may result in our not achieving the operational, financial, strategic and other benefits we anticipate, and in each case, our business, results of operations and financial condition could be adversely affected. These challenges could lead to costly administrative procedures, distract management from other business activities, and could have an adverse impact on our financial condition.

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

We have relied upon and plan to continue to rely upon CROs to monitor and manage data for our preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and we control only certain aspects of their activities. We and our CROs also rely upon clinical sites and investigators for the performance of our clinical trials in accordance with the applicable protocols and applicable legal and regulatory requirements and scientific standards. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol and applicable legal and regulatory requirements and scientific standards, and our reliance on CROs as well as clinical sites and investigators does not relieve us of our regulatory responsibilities. We are required to, and do, have mechanisms in place to adequately manage, oversee and control our clinical trials, including selection of CROs, auditing activities, strong focus on set-up (during which deliverables, timelines and roles and responsibilities are defined), and strong oversight during the conduct of clinical trials. We, our CROs, as well as the clinical sites and investigators are required to comply with current Good Clinical Practices (GCPs), which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, investigators and clinical sites. If we, any of our CROs or any of the clinical sites or investigators fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA, MHLW, or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. We also cannot assure you that our CROs, as well as the clinical sites and investigators, will perform our clinical trials in accordance with the applicable protocols as well as applicable legal and regulatory requirements and scientific standards, or report the results obtained in a timely and accurate manner. In addition to GCPs, our clinical trials must be conducted with products produced under current Good Manufacturing Practice (cGMP) regulations. While we have agreements governing activities of our CROs, we have limited influence over the actual performance of our CROs as well as the performance of clinical sites and investigators. In addition, significant portions of the clinical trials for our product candidates are and will continue to be conducted outside of Belgium, which will make it more difficult for us to monitor CROs as well as clinical sites and investigators and perform visits of our clinical sites, and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials in accordance with the applicable protocols and compliance with applicable regulations, including GCPs. Failure to comply with applicable protocols and regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process. Additionally, the performance of our CROs may also be delayed or disrupted by the ongoing COVID-19 pandemic, including due to travel or quarantine policies, availabilities of staff, exposure of CRO staff to COVID-19 or re-prioritization of CRO resources as a result of the pandemic.

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

We rely completely on third parties to manufacture our preclinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of filgotinib and any other approved product candidate.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our drug supply for our approved products or preclinical and clinical drug supplies. This reliance on third parties increases the risk that we will not have sufficient quantities of our drugs or drug candidates or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

If, for any reason, we were to experience an unexpected loss of supply of an approved product, our product candidates or placebo or comparator drug used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our approved product and our product candidates are subject to the FDA’s, EMA’s, MHLW’s and other comparable regulatory authorities’ pre-approval inspections that will be conducted after we submit our NDA or BLA to the FDA or the required approval applications to any other relevant regulatory authority. We monitor, but do not control, the implementation of the manufacturing process of, but are dependent on, our contract manufacturers or other third-party manufacturers for compliance with cGMP regulatory requirements for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, EMA, MHLW or others, we will not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition, we monitor, but do not control, the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA, MHLW or other comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates, is unable to conduct inspections necessary to approve these facilities due to delays or disruptions caused by the COVID-19 pandemic, or withdraws any approval because of deficiencies at these facilities in the future, we may be delayed in obtaining approval of these facilities for the manufacture of our drugs and drug candidates or need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials and for commercial sale. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, for commercial sale. We do not have any control over the process or timing of the acquisition of raw materials by our manufacturers, and delays may result for reasons beyond our control, including the COVID-19 pandemic.

Moreover, although we intend to establish agreements for commercial production of filgotinib as certain manufacturing obligations are transferred back to us from Gilead pursuant to the binding term sheet that we entered into with Gilead in December 2020 to amend our existing arrangement with them, we currently do not have any agreements for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have access to a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a contract manufacturer or other third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates. Additionally, if we receive regulatory approval for our product candidates, we may experience unforeseen difficulties or challenges in the manufacture of our product candidates on a commercial scale compared to the manufacture for clinical purposes.

We expect to continue to depend on contract manufacturers or other third-party manufacturers for the foreseeable future. We currently obtain our supplies of finished drug product through individual purchase orders. We have not entered into long-term agreements with our current contract manufacturers or with any alternate fill/finish suppliers. Although we intend to do so prior to manufacturing obligations being transferred back to us for filgotinib and prior to any commercial launch of other product candidates in order to ensure that we maintain adequate supplies of finished drug product, we may be unable to enter into such an agreement or do so on commercially reasonable terms, which could have a material adverse impact upon our business.

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

Risks related to protecting our intellectual property

Our ability to compete may decline if we do not adequately protect our proprietary rights.

Our commercial success depends on obtaining and maintaining proprietary rights to filgotinib, any future product, and our current and any future product candidates, as well as successfully defending these rights against third-party challenges. We will only be able to protect our product candidates, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our product candidates is uncertain due to a number of factors, including:

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

Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. We may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forgo patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Moreover, in some circumstances, we do not have the right to control the preparation, filing or prosecution of patent applications, or to maintain the patents, covering technology subject to our collaboration or license agreements with third parties. For example, under our collaboration agreement with Gilead, Gilead controls any litigation on our patents for filgotinib and any optioned programs. Therefore, these patents and patent applications may not be prosecuted or enforced in a manner consistent with the best interests of our business.

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

Filing, prosecuting and defending patents on our current and future product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries could be less extensive than those in the United States and Europe, assuming that rights are obtained in the United States and Europe. Furthermore, even if patents are granted based on our European patent applications, we may not choose to perfect or maintain our rights in all available European countries. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States and Europe. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing products made using our inventions. The statutory deadlines for pursuing patent protection in individual foreign jurisdictions are based on the priority dates of each of our patent applications.

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

Our success and competitive position are dependent in part upon our proprietary intellectual property. We rely on a combination of patents and trade secrets to protect our proprietary intellectual property, and we expect to continue to do so. Although we seek to protect our proprietary rights through a variety of means, we cannot guarantee that the protective steps we have taken are adequate to protect these rights. Patents issued to or licensed by us in the past or in the future may be challenged and held invalid. In addition, as our patents expire, we may be unsuccessful in extending their protection through patent term extensions or supplementary protection certificates. The expiration of, or the failure to maintain or extend our patents, could have a material adverse effect on us.

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

Risks related to intellectual property litigation

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

There is significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our products or our product candidates, technologies or activities infringe the intellectual property rights of others. If our development activities are found to infringe any such patents, we may have to pay significant damages or seek licenses to such patents. A patentee could prevent us from using the patented drugs or compositions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations. Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court, or redesign our products. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position and the price of the ADSs or our ordinary shares. Any legal action against us or our collaboration partners could lead to:

•	payment of substantial damages for past use of the asserted intellectual property and potentially treble damages, if we are found to have willfully infringed a party’s patent rights;

•	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell our products and product candidates; or

•	us or our collaboration partners having to enter into license arrangements that may not be available on commercially acceptable terms, if at all, all of which could have a material adverse impact on our cash position and business and financial condition. As a result, we could be prevented from commercializing current or future product candidates.

Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition and prospects.

Issued patents covering our approved product and product candidates could be found to be invalid or unenforceable if challenged in court.

If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering our approved product or one of our product candidates, the defendant could counterclaim that the patent covering our approved product or one of our product candidates is invalid and/or unenforceable. In patent litigation, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements in most jurisdictions, including lack of novelty, obviousness or non-enablement. In the United States, grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions, e.g., opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our approved product or product candidates or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our approved product and/or our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

Risks related to our employee matters

Our future success depends on our ability to retain the members of our management board and to attract, retain and motivate qualified scientists, development, medical and commercial staff, consultants and advisors. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our industry has experienced a high rate of turnover of management personnel in recent years. Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, especially our management board comprised of: Onno van de Stolpe, our chief executive officer; Bart Filius, our president and chief operating officer; Piet Wigerinck, our chief scientific officer; Walid Abi-Saab, our chief medical officer; Andre Hoekema, our chief business officer; and Michele Manto, our chief commercial officer, each of whose services are critical to the successful implementation of our product candidate acquisition, development and regulatory strategies. We are not aware of any present intention of any of these individuals to leave our company. In order to induce valuable employees to continue their employment with us, we have granted subscription rights and RSUs that vest over time. The value to employees of subscription rights that vest over time is significantly affected by movements in our share price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies.

Despite our efforts to retain valuable employees, members of our management, scientific, development, medical and commercial teams may terminate their employment with us at any time, with or without notice. The loss of the services of any of the members of our management board or other key employees and our inability to find suitable replacements could harm our business, financial condition and prospects. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel.

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

Risks related to our business operations and growth

If we fail to manage our growth effectively, our ability to develop and commercialize products could suffer.

We expect that if our drug discovery efforts continue to generate product candidates, our clinical product candidates continue to progress in development, and we continue to build our development, medical and commercial organizations, we will require significant additional investment in personnel, management and resources. Our ability to achieve our research, development and commercialization objectives depends on our ability to respond effectively to these demands expand our internal organization, systems, controls and facilities to accommodate additional anticipated growth and upon our management team developing and implementing strategies for us to realize these objectives. If we are unable to manage our growth effectively, our business could be harmed and our ability to execute our business strategy could suffer.

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

       Our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of system failure that could disrupt our operations. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions in our collaborations with our partners and delays in our research and development work. The loss of product development or clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our development programs and the development of our product candidates could be delayed.

       We could be required to expend significant amounts of money and other resources to respond to these threats or breaches and to repair or replace information systems or networks, and could suffer financial loss or the loss of valuable confidential information, which could include customer data and personally identifiable information. In addition, we could be subject to regulatory actions and/or claims made by individuals and groups in private litigation involving privacy issues related to data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely and there can be no assurance that any measures we take will prevent cyber-attacks or security breaches that could adversely affect our business.

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

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our approved product and any future approved products.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and an even greater risk in connection with our commercialization of our current and future drugs. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our products. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to stop development or, if approved, limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	delay or termination of clinical trials;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	decreased demand for our approved product, any future products, or our product candidates;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenues from product sales; and

•	the inability to commercialize our approved product or any of our product candidates, if approved.

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

Our relationships with customers and third-party payers may be subject, directly or indirectly, to applicable anti-kickback laws, fraud and abuse laws, false claims laws, health information privacy and security laws and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

We are subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which we conduct our business. Healthcare providers, physicians and third-party payers play a primary role in the recommendation and prescription of any of our approved drugs and drug candidates for which we obtain marketing approval. Our current and future arrangements with third-party payers and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. In addition, we may be subject to health information privacy and security regulation of the European Union, the United States and other jurisdictions in which we conduct our business. For example, the laws that may affect our ability to operate include:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or federal civil money penalties statute (as discussed below). On December 2, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to an order entered by the U.S. District Court for the District of Columbia, the portion of the rule eliminating safe harbor protection for certain rebates related to the sale or purchase of a pharmaceutical product from a manufacturer to a plan sponsor under Medicare Part D has been delayed to January 1, 2023. Further, implementation of this change and new safe harbors for point-of-sale reductions in price for prescription pharmaceutical products and pharmacy benefit manager service fees are currently under review by the Biden administration and may be amended or repealed;

•	U.S. federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent, making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation;

•	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA and its implementing regulations, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose certain obligations, including mandatory contractual terms, on covered healthcare providers, health plans, and healthcare clearinghouses, as well as their business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	The U.S. federal Physician Payments Sunshine Act which requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services information related to payments or transfers of value made to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors), physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and teaching hospitals, as well as information regarding ownership and investment interests held by the physicians described above and their immediate family members; and

•	analogous state and laws and regulations in other jurisdictions, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payers, including private insurers, and state and laws in other jurisdiction governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

In the European Union, or “EU”, we may face particular privacy, data security, and data protection risks in connection with requirements of the Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, or the “GDPR.” The GDPR applies to any company established in the EU as well as to those outside the EU if they collect and use personal data in connection with the offering of goods or services to individuals in the EU or the monitoring of their behavior. The GDPR has enhanced data protection obligations for controllers of personal data, including, for example, expanded disclosures about how personal data is to be used, limitations on retention of information, enhanced requirements for securing personal data, mandatory data breach notification requirements, restrictions on transferring such personal data outside the European Economic Area, or the “EEA”, including to the United States, appointing data protection officers, conducting data protection impact assessments, and has created onerous new liabilities on services providers or data processors. The GDPR increases substantially the penalties to which we could be subject in the event of any non-compliance, including fines of up to €10,000,000 or up to 2% of our total worldwide annual turnover of the preceding year for lower threshold non-compliance, or up to €20,000,000 or up to 4% of our total worldwide annual turnover of the preceding year. Given the new law, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law. The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our EU activities. In addition, further to the United Kingdom's, or “UK”, exit from the EU on January 31, 2020, the GDPR ceased to apply in the UK at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the UK’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain UK specific amendments) into UK law (referred to as the “UK GDPR”). The UK GDPR and the UK Data Protection Act 2018 set out the UK’s data protection regime, which is independent from but aligned to the EU’s data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher.

We are also subject to evolving European privacy laws on electronic marketing and cookies. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each European member state, without the need for further enactment. While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process. In February 2021, the EU Member States reached agreement on the European Council’s negotiating mandate for the European Parliament. While the final draft of the e-Privacy Regulation is closer to being finalized it is unlikely that the new e-Privacy Regulation will come into effect before 2023.

We must also ensure that we maintain adequate safeguards to enable the transfer of personal data outside of the EEA and the UK, in particular to the United States in compliance with European data protection laws. One of the primary safeguards used for transfers of personal data from the EU and UK to the United States until recently was the Privacy Shield framework administered by the U.S. Department of Commerce, which was invalidated by a decision of the EU’s highest court in July 2020. The same decision also cast doubt on the viability of one of the primary alternatives to the Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, as a vehicle for such transfers. At present, there are few, if any, viable alternatives to the Standard Contractual Clauses and, therefore, there is uncertainty regarding how to lawfully transfer personal data from EU or the UK to the U.S. and other third countries. Failure to comply with the GDPR’s cross-border data restrictions may increase our exposure to its heightened sanctions and limit our ability to collaborate with service providers and other companies subject to European and UK data protection laws.

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

We may undertake strategic acquisitions in the future and any difficulties from integrating such acquisitions could adversely affect our share price, and results of operations.

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

The occurrence of unforeseen or catastrophic events, including extreme weather events and other natural disasters, man-made disasters, or the emergence of epidemics, depending on their scale, may cause different degrees of damage to the national and local economies and could cause a disruption in our operations and have a material adverse effect on our financial condition and results of operations. Man-made disasters, pandemics, and other events connected with the regions in which we operate could have similar effects.  If a natural or man-made disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as clinical trial sites or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business.

Our business, results of operations and future growth prospects could be materially and adversely affected by the COVID-19 pandemic.

Due to the continued evolution and uncertain global impacts of the COVID-19 pandemic, we cannot precisely determine or quantify the impact this pandemic will have on our business, operations and financial performance. The extent to which COVID-19 may impact our preclinical studies, clinical trial operations, business, results of operations and future growth prospects will depend on a variety of factors and future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration, scope and severity of the pandemic, the duration and extent of travel restrictions and social distancing restrictions, business closures or business disruptions and the effectiveness of other governmental actions taken to contain and treat COVID-19.

The continued spread of COVID-19 globally, and public health actions being undertaken in response thereto, have presented operational challenges for our business. For ongoing and planned clinical trials, we anticipate and have experienced some temporary delays or disruptions due to the COVID-19 pandemic, including limited or reduced patient access to trial investigators, hospitals and trial sites, delayed initiation of new clinical trial sites and limited on-site personnel support at various trial sites, which could adversely impact our development plans, including the initiation of planned clinical trials, the rate of enrollment and our ability to conduct ongoing clinical trials. There may also be local orders affecting one or more trial sites, which may trigger mandated changes to our clinical trial protocols or temporary suspensions in the affected trial sites. The COVID-19 pandemic, and measures undertaken to control the spread of the virus, could impair our ability to initiate clinical trial sites and to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography or due to prioritization of hospital resources toward the outbreak and restrictions in travel. Furthermore, some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services. COVID-19 may also affect employees of third-party contract research organizations located in affected geographies that we rely upon to carry out our clinical trials. Additionally, the spread of COVID-19 may also negatively affect the operations of our third-party manufacturers, which could result in delays or disruptions in the supply of our current product candidates and any future product candidates. Any negative impact COVID-19 has on patient enrollment or treatment or the execution of our planned and ongoing preclinical studies and clinical trials, on our manufacturers and suppliers, and on our business plans generally could cause costly delays, which could adversely affect our ability to commercialize filgotinib and to obtain regulatory approval for and commercialize any future approved products, and our current and any future product candidates, increase our operating expenses, and could have a material adverse effect on our financial results.

In addition, we may take temporary precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide for our employees, and discouraging employee attendance at industry events and in-person work-related meetings, which could negatively affect our business. The COVID-19 pandemic may also cause delays in regulatory approvals. In June 2020, the FDA noted it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals; however, the FDA and equivalent foreign regulatory agencies may not be able to continue their current pace and review timelines could be extended.

Continuing uncertainty around the ongoing pandemic and related issues could lead to adverse effects on the economy of the United States and other economies, which could impact our ability to develop and commercialize our products and raise capital going forward.

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

Risks related to tax and other financial matters

If we are unable to use tax loss carryforwards to reduce future taxable income or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.

As of December 31, 2020, we had cumulative carry forward tax losses of €416.6 million in Belgium, €53.4 million in France, and €8.6 million related to the other entities of our company. These are available to carry forward and offset against future taxable income for an indefinite period in Belgium and France, but €2.7 million of these tax loss carryforwards in the United States and the Netherlands will expire between 2026 and 2034. If we are unable to use tax loss carryforwards to reduce future taxable income, our business, results of operations and financial condition may be adversely affected. As a company active in research and development in Belgium and France, we have benefited from certain research and development incentives including, for example, the Belgian research and development tax credit and the French research tax credit (crédit d’impôt recherche). These tax credits can be offset against Belgian and French corporate income tax due, respectively. The excess portion may be refunded as from the end of a five-year fiscal period for the Belgian research and development incentive, and at the end of a three-year fiscal period for the French research and development incentive. The research and development incentives are both calculated based on the amount of eligible research and development expenditure. The Belgian tax credit represented €11.3 million for the year ended December 31, 2018, and €21.7 million for the year ended December 31, 2019, and €21.7 million for the year ended December 31, 2020. The French tax credit amounted to €9.3 million for the year ended December 31, 2018, and €12.4 million for the year ended December 31, 2019, and €12.4 million for the year ended December 31, 2020. The Belgian and/or French tax authorities may audit each research and development program in respect of which a tax credit has been claimed and assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and, should the Belgian and/or French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the Belgian and/or the French government decide to eliminate, or reduce the scope or the rate of, the research and development incentive benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

As a company active in research and development in Belgium, we also expect to benefit from the innovation income deduction, or IID, in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective tax rate than other revenues. The effective tax rate can thus be reduced up to 3.75. At the end of 2020 we had €247.2 million of carry-forward IID in Belgium.

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

We believe that we should not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2020 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were a PFIC for our 2020 taxable year, this could result in adverse U.S. tax consequences to certain U.S. holders.

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

Based upon the value of our assets, including any goodwill, and the composition of our income and assets, we believe that we should not be a PFIC for our 2020 taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years. We do not currently intend to provide the information necessary for U.S. holders to make a “qualified electing fund,” or QEF, election if we are treated as a PFIC for any taxable year, and prospective investors should assume that a QEF election will not be available.

We believe that we were not a controlled foreign corporation, or CFC, for U.S. federal income tax purposes for the 2020 taxable year. If we were to qualify as a CFC, this could result in adverse U.S. federal income tax consequences to certain U.S. holders.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents and royalties, gains from the sale of securities and income from certain transactions with related parties. For tax years beginning after December 31, 2017, each Ten Percent Shareholder of a CFC is also required to include in income such Ten Percent Shareholder’s share of “global intangible low-taxed income” with respect to such CFC. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. A non-U.S. corporation generally will be classified as a CFC for United States federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) who owns or is considered to own 10% or of either (1) the total combined voting power of all classes of stock entitled to vote of such corporation or (2) the total value of all classes of stock of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. In addition, recent changes pursuant to U.S. tax reform to the attribution rules relating to the determination of CFC status may make it difficult to determine our CFC status for any taxable year.

We do not believe that we were a CFC for the taxable year ended December 31, 2020. Furthermore, because of recent changes pursuant to the Tax Cuts and Jobs Act, it is possible that our non-United States subsidiaries will be CFCs for the taxable year ended December 31, 2020 (or future taxable years) even if we are not a CFC for such taxable year(s). However, we cannot provide any assurances regarding our status or the status of our subsidiaries as a CFC for the 2020 taxable year or any future taxable years. U.S. holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC, we generally will not be treated as a PFIC with respect to those U.S. holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

We may be forced to repay the technological innovation grants if we fail to comply with our contractual obligations under the applicable grant agreements.

We have received several technological innovation grants to date, totaling €32.0 million as of December 31, 2020, to support various research programs from an agency of the Flemish government to support technological innovation in Flanders. These grants carry clauses which require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. If we fail to comply with our contractual obligations under the applicable technological innovation grant agreements, we could be forced to repay all or part of the grants received. Such repayment could adversely affect our ability to finance our research and development projects. In addition, we cannot ensure that we will then have the additional financial resources needed, the time or the ability to replace these financial resources with others.

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

In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the “FCA Announcement”). The cessation date for submission and publication of rates for certain tenors of LIBOR has since been extended by the ICE Benchmark Administration, in its capacity as administrator of USD LIBOR, until mid-2023. Notwithstanding this possible extension, a joint statement by key regulatory authorities calls on banks to cease entering into new contracts that use USD LIBOR as a reference rate by no later than December 31, 2021. The Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” Whether or not SOFR or any other potential alternative reference rate attains market traction as a LIBOR replacement rate remains in question. The impact of such a transition from LIBOR to SOFR, or any other potential alternative reference rate, could be significant for us.

We are unable to predict the effect of the FCA Announcement or other reforms, whether currently enacted or enacted in the future. They may result in the phasing out of LIBOR as a reference rate. The impact of such a transition away from LIBOR will have a limited impact as we have no financing arrangements that are linked to LIBOR.could be significant for us because of the number of our financing arrangements that are linked to LIBOR. The outcome of reforms may result in increased interest expense to us, may affect our ability to incur debt on terms acceptable to us, which could adversely affect our business, results of operations and financial condition.

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

Our executive officers, directors, current 5% or greater shareholders and their affiliated entities, including Gilead Sciences, Inc. and its affiliates, together beneficially own approximately 43.87% of our ordinary shares, including shares in the form of ADSs. This concentration of ownership might have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

We have no present intention to pay dividends in the foreseeable future. Any recommendation by our supervisory board to pay dividends will depend on many factors, including our financial condition (including losses carried-forward), results of operations, legal requirements and other factors. Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules. In addition, in accordance with Belgian law and our articles of association, we must allocate each year an amount of at least 5% of our annual net profit under our non-consolidated statutory accounts to a legal reserve until the reserve equals 10% of our share capital. Therefore, we are unlikely to pay dividends or other distributions in the foreseeable future. If the price of the ADSs declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

 Future sales of ordinary shares or ADSs by existing shareholders could depress the market price of the ordinary shares and ADSs.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the public market, the trading price of the ADSs could decline significantly. As of March 15, 2021, 48,704,290 shares were eligible for sale in the public market, 614,603 of which shares were held by directors, executive officers and other affiliates and are subject to volume limitations under Rule 144 under the Securities Act. In addition, the ordinary shares subject to outstanding warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. We have filed registration statements on Form S‑8 with the SEC covering ordinary shares available for future issuance under our warrant plans. Sales of a large number of the shares issued under these plans in the public market could have an adverse effect on the market price of the ADSs.

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

Under Belgian corporate law, other than certain limited information that we must make public and except in certain limited circumstances, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of its shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of director liability under limited circumstances. In addition, a majority of our shareholders present or represented at our meeting of shareholders may release a supervisory board member from any claim of liability we may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided, in some cases, that the relevant acts were specifically mentioned in the convening notice to the meeting of shareholders deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination. Please see the section of this annual report titled “Item 10.B.—Memorandum and Articles of Association.”

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

In accordance with the Belgian Companies Code, our articles of association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis for any issue for cash of new shares, convertible bonds or subscription rights that are exercisable for cash, unless such rights are cancelled or limited either by resolution of our shareholders’ meeting or by our supervisory board in the framework of the authorized capital, as described below. The extraordinary shareholders’ meeting authorized the board of directors to increase the share capital of Galapagos NV, in one or several times, and under certain conditions set forth in extenso in our articles of association. We refer to this authority for our board to increase our share capital as our authorized capital. This authorization consists of two parts. A general authorization for capital increases up to 20% of the share capital at the time of convening the shareholders’ meeting of October 22, 2019 (i.e. €67,022,402.04) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. November 13, 2019. A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening the shareholders' meeting of April 25, 2017 (i.e. €82,561,764.93), was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. May 31, 2017. This specific part of the authorized capital can, however, only be used in a number of specific circumstances and upon a resolution of the supervisory board that all independent members within the meaning of article 7:87 of the Belgian Companies Code) approve. As of the date of this annual report, our supervisory board may decide to issue up to 10,215,279 ordinary shares pursuant to the general authorization and 2,535,661 ordinary shares pursuant to the specific authorization, without taking into account however subsequent issuances under our subscription right programs or otherwise. Please see the section of this annual report titled “Item 10.B.—Memorandum and Articles of Association.” Absent renewal by our shareholders of this authorization of the board or absent cancellation or limitation by our shareholders of the preferential subscription rights of our existing shareholders, the requirement to offer our existing shareholders the preferential right to subscribe, pro rata, for new shares being offered may as a practical matter preclude us from timely raising capital on commercially acceptable terms or at all.

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

As a foreign private issuer listed on the Nasdaq Global Select Market, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Belgium, which is our home country, may differ significantly from corporate governance listing standards. For example, neither the corporate laws of Belgium nor our articles of association require a majority of our supervisory board members to be independent and we could include non-independent board members as members of our nomination and remuneration committee, and our independent board members would not necessarily hold regularly scheduled meetings at which only independent board members are present. Currently, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. See the sections of this annual report titled “Item 6—Directors, Senior Management and Employees” and “Item 16G—Corporate Governance.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2021.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non‑residents of the United States or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. As of March 15, 2021, a majority of our executive officers and directors are not U.S. citizens or residents.

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

We are a Belgian public limited liability company. Less than a majority of the members of our supervisory board and members of our management board are residents of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal that are exhaustively listed in Article 25 of the Belgian Code of Private International Law. Actions for the enforcement of judgments of U.S. courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court and if it is satisfied that:

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

The Galapagos’ group had two reportable segments, R&D and fee-for-service business. Per November 23, 2020 we signed a share purchase agreement for the sale of our Croatian subsidiary Fidelta. On January 4, 2021 we closed the sale of our fee for service business. Selvita acquired 100% of the outstanding shares in Fidelta. Due to the disposal of Fidelta (our fee-for-service segment), we have reported this segment as discontinued operations. We are therefore operating as a single operating segment.

Our actual capital expenditures for the years ended December 31, 2018, 2019, and 2020 amounted to €13.7 million, €45.7 million, and €91.3 million respectively. These capital expenditures primarily consisted of land, laboratory equipment, leasehold improvements, and intangible assets. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2021 to be financed from our cash reserves. For more information on our capital expenditures, see the section of this annual report titled “Item 5.B.—Liquidity and capital resources—capital expenditures.”

B. Business overview

We are an integrated biopharmaceutical company active in the discovery, development, and commercialization of medicines with novel modes of action, addressing disease areas of high unmet medical need. Our pipeline comprises programs ranging from discovery to Phase 3 clinical trials in inflammation, fibrosis, and other indications. Our highly flexible discovery platform is applicable across many therapeutic areas. Our broad clinical pipeline includes: preferential JAK1 inhibitor filgotinib, which is approved for the treatment of RA in Europe and Japan, filed for approval in UC in Europe, and currently in a Phase 3 trial in CD; GLPG1205, a GPR84 inhibitor which showed positive topline results in the IPF PINTA Phase 2 trial in 2020; GLPG4716, a chitinase inhibitor inlicensed from OncoArendi, in preparation for a Phase 2 study in IPF; and Toledo molecule GLPG3970, a SIK2/3 inhibitor, in Proof of Concept trials in 5 indications. In both our inflammation and fibrosis portfolios we have multiple novel mechanism of action candidates in early research. Almost exclusively these programs are based on inhibiting targets which were identified using our proprietary target discovery platform. Please see “—Glossary of terms” for terms used in this section.

Filgotinib is partnered with Gilead. We have collaborations in place with OncoArendi for GLPG4716, with Fibrocor for GLPG4586 (and potentially other assets), and for earlier stage assets with Ryvu and Scipher Medicine. For more information on our collaborations with Gilead, see “—Collaborations.” Below is an overview of our current key pipeline assets:

Lead programs

Filgotinib: preferential JAK1 inhibitor with a potential best-in-class product profile

Rewarded by approval in RA for our first medicine, we believe that filgotinib is a promising candidate for the treatment of IBD, CD, and potentially other inflammatory diseases. We have a collaboration agreement with Gilead to develop and commercialize filgotinib in multiple diseases. Filgotinib was approved for use in RA in Europe and Japan in September 2020. Gilead decided not to advance an application approval in RA in the U.S. following receipt of a Complete Response Letter from and subsequent discussions with the U.S. FDA in 2020. Filgotinib was submitted for approval in UC in Europe in 2020 and is in a Phase 3 clinical trial in CD. Gilead expects to submit filgotinib for approval in UC in Japan in H1 2021. A further, potential regulatory path for approval in UC and CD in the U.S. is pending review of the MANTA and MANTA-RAy data by the FDA.

At the end of 2020, we and Gilead entered into a binding term sheet pursuant to which we agreed to amend the existing arrangement for the commercialization and development of filgotinib. We will assume sole commercial, operational, and development responsibility in Europe for filgotinib in RA. Gilead will retain commercial rights and remain marketing authorization holder for filgotinib outside of Europe, including in Japan where filgotinib is approved and is co-marketed with Eisai. Gilead and we will continue to investigate the potential for filgotinib to support patients living with inflammatory bowel disease (IBD). Gilead will retain operational responsibility for the current trials in Crohn’s disease, while we will assume operational responsibility for ongoing trials in UC. We will receive payments from Gilead in connection with changes in responsibility for the commercialization and development of filgotinib in Europe, and Gilead will receive royalties from European sales of filgotinib, starting in 2024. See “—Collaborations.”

The European market for drugs that treat inflammatory diseases is considerable. We estimate that the inflammation market today in the five largest European markets is approximately €5.7 billion, with about 60% of the current market going to RA therapies and about 40% to UC and CD combined:

We have the ambition to achieve peak commercial sales of approximately €500 million in RA, UC, and CD in Europe in the latter half of this decade, targeting an 8-12% share of the total estimated market for RA, UC, and CD in the five largest markets in Europe.

The Phase 2 and 3 data observed with filgotinib in RA and UC and the Phase 2 data in CD thus far show good activity and tolerability. American College of Rheumatology (ACR) scores in Phase 2 and 3 trials in RA patients were significantly greater for filgotinib compared with placebo, and CDAI remission and SES-50 scores are similarly encouraging with filgotinib in a Phase 2 trial in CD patients who are naive to TNF therapy, and tolerability and safety data were consistently favorable across those trials. The primary endpoint was met in the Phase 3 SELECTION trial in UC patients. Filgotinib has a preferential selectivity for JAK1, and a favorable tolerability so far, including low rates of infection and low rates of venous thrombotic events (VTEs) reported in all trials.

Filgotinib in RA

RA is a chronic autoimmune disease that affects approximately more than three million patients in the United States and Europe. RA is characterized by inflammation and degeneration of the joints. Patients suffer from pain, stiffness, and restricted mobility due to a persistent inflammation of multiple joints, ultimately resulting in irreversible damage of the joint cartilage and bone. The market for RA treatments in the EU5 currently is approximately €3.2 billion, with 60% of patients treated with advanced therapies, including injectables, biological therapies and tsDMARDs.

Despite there being many approved agents, considerable unmet need exists, as only one in five patients achieves full remission in the first year of treatment.

Oral therapies targeting the Janus kinase (JAK) signaling pathway are approved to treat inflammatory diseases. We discovered JAK1 in an inflammation target discovery assay in 2003 and subsequently developed filgotinib as a small molecule inhibitor with preferential selectivity for JAK1.

Filgotinib is a once daily, oral, preferential JAK1 inhibitor that has undergone extensive testing in Phase 1 and Phase 2 in RA, demonstrating a durable response with a consistent safety profile in RA patients. These studies supported progression to Phase 3 trials in RA. DARWIN 3 (NCT02065700), a multi-center, open-label, long-term follow up safety and efficacy trial of subjects who completed either DARWIN 1 or DARWIN 2 Phase 2b trials, is still ongoing today.

Our clinical results for filgotinib for RA

FINCH Phase 3 program

The safety and efficacy of 100 mg and 200 mg filgotinib once daily were investigated in the FINCH clinical Phase 3 program which was initiated in August 2016 and which includes four Phase 3, randomized, multicenter studies in patients with moderate to severe RA.

The studies were designed to characterize the efficacy and safety of filgotinib in several key patient populations following the typical RA treatment pathway. These included:

•	Patients who had an inadequate response to methotrexate (MTX) (FINCH 1, NCT02889796)
•	Patients with difficult-to-treat RA and an inadequate response to biologic disease-modifying antirheumatic drugs (bDMARDs) (FINCH 2, NCT02873936)
•	MTX-naïve patients (FINCH 3, NCT02886728)
•	Eligible patients could also roll-over into a long-term extension study which is still ongoing (FINCH 4, NCT03025308)

In animal toxicology studies in the preclinical phase, filgotinib at a certain high dose induced adverse effects on the male reproductive system. Consequently, Gilead and Galapagos are performing dedicated male patient semen analysis trials in inflammation (RA, CD, UC, AS, and PsA) patients, called MANTA and MANTA-RAy, concurrent to all Phase 3 programs.

Recently, we announced the interim results and the primary endpoint for MANTA and MANTA-RAy. In total, 248 patients were randomized 1:1 to receive filgotinib 200 mg once daily or placebo for an initial 13-week, double-blind treatment period. The primary endpoint in both trials was the proportion of patients who had a reduction of 50% or more in sperm concentration at week 13. Patients who met this endpoint discontinued study treatment at week 13, were switched to standard of care treatment and were monitored for reversibility every 13 weeks for up to 52 weeks.

Out of the 248 randomized patients, 240 reached week 13 with two evaluable semen samples at baseline and week 13. Of those, 18 patients showed a ≥50% decline in sperm concentration, with 10/120 (8.3%) patients on placebo and 8/120 (6.7%) patients on filgotinib. These studies, which were designed with the input of the relevant health authorities, are not powered for statistical comparison between groups. These data will now be submitted to relevant regulatory authorities.

Beyond the double-blind, placebo-controlled, 13-week period, for which MANTA and MANTA-RAy results are pooled, patients who did not meet the primary endpoint of 50% or more decline in sperm motility or morphology could continue under their respective trial protocol on blinded treatment, receive open-label filgotinib or receive standard of care therapy based on disease response, for another 13 weeks before entering a long-term extension period. At any point, patients exhibiting a predetermined sperm decline enter a monitoring phase in which they are assessed every 13 weeks for reversibility for up to 52 weeks.

As the MANTA and MANTA-RAy trials are ongoing, and to maintain data integrity, Galapagos and Gilead intend to report additional results only after all patients in the monitoring phase have completed the protocol-defined observation period.

      When the MANTA and MANTA-RAy trials are completed, Galapagos and Gilead intend to submit the full results for publication in a peer-reviewed medical journal.

FINCH 1 results

The study achieved its primary endpoint for both doses of filgotinib in the proportion of patients achieving an American College of Rheumatology 20 percent response (ACR20) compared to placebo at week 12.

The proportion of patients achieving ACR50 and ACR70 response was also significantly greater for filgotinib compared with placebo at week 12, for both doses. Patients receiving filgotinib 100 mg or 200 mg had a statistically significant reduction in the Health Assessment Questionnaire Disability Index (HAQ-DI) at week 12 compared with those receiving placebo. The proportions of patients achieving clinical remission (DAS28(CRP) < 2.6) and low disease activity (DAS28(CRP) ≤ 3.2) at week 12 were significantly higher for patients in both filgotinib arms compared with placebo. When comparing low disease activity rates at week 12, filgotinib 200 mg was non-inferior to adalimumab. Filgotinib 100 mg and 200 mg also significantly inhibited the progression of structural damage at week 24 as assessed by change from baseline in modified total Sharp score (mTSS) compared with placebo.

The FINCH 1 trial data were presented virtually at the 2020 Annual European Congress of Rheumatology (Combe et al.) and published in The Annals of the Rheumatic Diseases (Combe et al. 2021).

          Filgotinib was well tolerated in FINCH 1. See more information in the FINCH safety data section. Efficacy FINCH 1 data are summarized in the table below, with all efficacy time points assessed at week 12 except for mTSS change which was assessed at week 24:

 FINCH 2 results

In the difficult to treat bDMARD insufficient responder population, filgotinib achieved its primary endpoint in the FINCH 2 trial in the proportion of patients achieving an American College of Rheumatology 20 percent response (ACR20) at week 12. Also at weeks 12 and 24, the proportion of patients achieving ACR50 and ACR70 response, low disease activity, and clinical remission was significantly higher for patients receiving once-daily filgotinib 100 mg or 200 mg compared to patients receiving placebo. The clinical efficacy and quality of life outcomes assessed at week 12 and week 24 were presented at the Annual ACR meeting in 2019 (Genovese et al.) and the FINCH 2 results were published in The Journal of the American Medical Association, JAMA (Genovese et al. 2019)

Filgotinib was well tolerated in FINCH 2. See more information in the FINCH safety data section.

Week 24 efficacy data from FINCH 2 are summarized in the table below:

FINCH 3 results

At week 24, the study achieved its primary endpoint of the proportion of patients achieving an American College of Rheumatology 20 percent response (ACR20). The proportion of patients achieving the primary endpoint of ACR20 response at week 24 was significantly higher for filgotinib 200 mg plus MTX, and filgotinib 100 mg plus MTX compared with MTX alone.

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

The FINCH 3 trial data were presented at the 2019 virtual European League Against Rheumatism annual meeting (Westhovens et al. 2019) and published in The Annals of the Rheumatic Diseases (Westhovens et al. 2021).

Filgotinib was well tolerated in FINCH 3. See more information in the FINCH safety data section.

Week 24 FINCH 3 efficacy data are summarized in the table below, which is assessed for all endpoints:

FINCH safety data

We and Gilead presented integrated safety data from 7 RA studies at the Annual EULAR E-Congress of Rheumatology 2020 (Winthrop et al). Data were integrated from 3 Phase 3 trials (FINCH 1–3), 2 Phase 2 trials (DARWIN 1, 2), and 2 long-term extension (DARWIN 3, FINCH 4) trials including up to 5.5 years of filgotinib exposure. In this pooled analysis, filgotinib was well-tolerated, and no new safety concerns were identified. Adverse events of MACE and DVT/PE were rare and occurred in similar numbers among all treatment groups. Herpes zoster reactivation was not increased in the filgotinib groups compared with the other treatment groups. The data highlight the profile of filgotinib as monotherapy and in conjunction with MTX/csDMARD (conventional synthetic disease-modifying antirheumatic drugs) in RA.

The pooled safety data are aggregated and summarized in the table below. Data from 4,472 patients are reported, including 3,691 patients who received filgotinib:

In animal toxicology studies in the preclinical phase, filgotinib induced adverse effects on the male reproductive system. Consequently, Gilead and Galapagos are performing dedicated male patient semen analysis trials in inflammation (RA, CD, UC, AS, and PsA) patients, called MANTA and MANTA-RAy, concurrent to all Phase 3 programs. Primary endpoint data from week 13 from the MANTA and MANTA-RAy studies were reported in March 2021.

FINCH 4

FINCH 4 is a multi-center, open-label, long term extension study to assess the safety and efficacy of filgotinib in subjects with RA, enrolling patients who completed either FINCH 1, FINCH 2, or FINCH 3 studies.

Post EC approval completed clinical studies with filgotinib

A DDI study (NCT04608344) was conducted in the form of an open-label, randomized, two-way, crossover study in healthy adult volunteers (n=27), evaluating the effect of filgotinib on the pharmacokinetics of atorvastatin, pravastatin, and rosuvastatin, which are sensitive substrates for the OATP-1B1/1B3, and the short-term safety of administering filgotinib with or without statins. All study treatments were generally well tolerated. Co-administration with filgotinib did not have a clinically meaningful impact on the exposure of atorvastatin, pravastatin, and rosuvastatin.

Regulatory approvals of filgotinib in RA

Filgotinib (200 mg and 100 mg) was approved in the EU and Japan for the treatment of adult patients with moderate to severe RA in September 2020. Filgotinib, a once-daily, oral, JAK1 preferential inhibitor was discovered and developed by us using our target and drug discovery technology platform. Based on the robust clinical trial results from the global FINCH Phase 3 and DARWIN Phase 2 programs, including more than 4,500 patient years of RA clinical study experience, filgotinib has shown favorable results in terms of onset of action, efficacy, safety, and tolerability. Patients receiving filgotinib once daily showed improvements in clinical signs and symptoms, decreases in disease activity, and less progression of structural damage in joints. As only one in five RA patients achieves full remission in the first year, despite there being many approved agents, filgotinib offers a welcome new treatment option for adult patients struggling with this challenging and complex disease in Europe and Japan.

In the U.S., a CRL was received from the U.S. FDA for the New Drug Application (NDA) for filgotinib. The FDA requested data from the MANTA and MANTA-RAy studies before completing its review of the NDA. The MANTA and MANTA-RAy studies are designed to assess whether filgotinib has an impact on sperm parameters. The FDA also expressed concerns regarding the overall benefit/risk profile of the filgotinib 200 mg dose. After meetings with the FDA following the CRL, Gilead decided not to advance filgotinib in the U.S. for approval as a treatment for RA.

Commercialization of Jyseleca in RA

We and Gilead prepared to co-commercialize filgotinib in Europe, with Galapagos leading on the commercial launches in 8 of the 27 countries. With the approval of filgotinib by the European Commission in September 2020, we and Gilead commenced negotiation of access for filgotinib in member countries. Following our revised agreement with Gilead for filgotinib in Europe, we are in the process of taking over full commercial responsibility for filgotinib in RA in all 27 countries in Europe, anticipated to be substantially completed by the end of 2021. The graphic below describes the planned transition timing and relative importance of each region in Europe. See “—Collaborations.”

The transition to take over full commercial operations in Europe has been planned to preserve launch momentum. We are in the process of establishing a competitive sales force to support the current and potential future indications in Europe. Building this pan-European commercial operation is an acceleration of our commercial strategy in place for products under the separate ten-year research and development collaboration between us and Gilead, where we are responsible for all European commercialization.

Our filgotinib program IBD

Current treatments for IBD, including UC and CD, are dominated by anti-TNF agents.

We observed high activity and a favorable tolerability profile in a Phase 2 trial with filgotinib in CD, as reported in The Lancet (Vermeire et al. 2016). We and Gilead reported that filgotinib achieved the primary endpoint in the SELECTION Phase 3 trial in UC in 2020.

Should filgotinib be approved commercially for IBD indications, Galapagos will lead commercial sales in Europe. All other countries ex-Europe will be Gilead’s commercial sales responsibility.

Global SELECTION Phase 3 program in UC

UC is an inflammatory bowel disease resulting in ulcerations and inflammation of the inner layer of the colon and rectum. We estimate that the current market for UC treatments worldwide is $5 billion and in Europe €0.8 billion.

Although the introduction of advanced therapies has improved the treatment of some patients, 30% of patients experience primary non-response (Allez M et al. 2010), and 19% to 59% of initial responders do not sustain treatment response. (Ma C et al. 2015 and Shmidt E et al. 2018). The medical need for improved efficacy is high.

SELECTION was a global Phase 3 trial (NCT02914522) investigating efficacy and safety of 100 mg and 200 mg filgotinib once-daily compared to placebo in 1,348 patients with moderately to severely active disease including those with prior antibody therapy failure. Men and women in SELECTION were randomized to receive placebo, 100 mg, or 200 mg filgotinib. Due to preclinical findings with filgotinib regarding semen parameters, in the U.S., randomization to 200 mg was restricted to male patients who have failed at least one anti-TNF therapy and vedolizumab, a monoclonal anti-integrin antibody marketed by Takeda. Adjacent to the filgotinib Phase 3 programs, we and Gilead are conducting dedicated studies evaluating potential impact of filgotinib on semen in male CD and UC patients (MANTA) and in RA, PsA, and AS patients (MANTA-RAy).

We announced topline data from the SELECTION trial in May 2020. Filgotinib 200 mg achieved all primary endpoints in the SELECTION study, inducing clinical remission at week 10 and maintaining clinical remission at week 58 in a significantly higher proportion of patients compared with placebo. Filgotinib 100 mg did not achieve statistically significant clinical remission at week 10.

In the SELECTION trial, clinical remission was defined as an endoscopic subscore of 0 or 1, rectal bleeding as a subscore of 0, and a ≥ 1 point decrease in stool frequency from baseline to achieve a subscore of 0 or 1. Among the biologic-naïve cohort (Cohort A induction trial; n=659), 52 percent of patients had a baseline Mayo Clinic Score (MCS) of nine or higher. In the biologically-experienced cohort (Cohort B induction trial; n=689), 74 percent of patients had a baseline MCS of nine or higher, and 51 percent were previously treated with two different classes of biologics (TNFα antagonists and an integrin receptor antagonist).

Among biologic-naïve patients, a statistically significant higher proportion of patients achieved clinical remission at week 10 when treated with filgotinib 200 mg (26.1 percent, p=0.0157) compared with placebo (15.3 percent). Among biologic-experienced patients, a statistically significant higher proportion of patients achieved clinical remission at week 10 when treated with filgotinib 200 mg (11.5 percent, p=0.0103) compared with placebo (4.2 percent).

Patients who achieved clinical response or remission after 10 weeks of treatment with filgotinib 100 mg or 200 mg were subsequently re-randomized to their induction dose of filgotinib or placebo in a 2:1 ratio and treated through week 58 (maintenance trial, n=558). Both doses of filgotinib achieved the primary endpoint in this maintenance trial. At week 58, 37.2 percent of biologic-naïve and biologic-experienced patients receiving filgotinib 200 mg achieved clinical remission, compared with 11.2 percent treated with placebo (p˂0.0001). Of patients receiving filgotinib 100 mg, 23.8 percent achieved clinical remission at week 58, compared with 13.5 percent treated with placebo (p=0.0420).

In the induction trial of biologic-naïve patients, the incidence of serious adverse events was similar across treatment groups (200 mg: 1.2 percent; 100 mg: 4.7 percent; placebo: 2.9 percent). In the induction trial of biologic-experienced patients, the incidence of serious adverse events was also similar across treatment groups (200 mg: 7.3 percent; 100 mg: 5.3 percent; placebo: 6.3 percent). There were no deaths in either induction cohort.

In the maintenance trial, 4.5 percent of patients treated with filgotinib 200 mg experienced a serious adverse event, compared with none for their corresponding placebo; 4.5 percent of patients treated with filgotinib 100 mg experienced a serious adverse event, compared with 7.7 percent for their corresponding placebo.

Rates of serious infections, herpes zoster, venous thrombosis, pulmonary embolism and gastrointestinal perforation were low and comparable across treatment groups in both the induction and maintenance phases of the study. Two deaths were observed in the filgotinib 200 mg treatment group in the maintenance trial. One patient with pre-existing asthma died due to asthma exacerbation, and the second patient with pre-existing atherosclerosis died due to left ventricular heart failure per autopsy report. Neither death was deemed as related to study drug by the investigator.

We recently announced the interim results and primary endpoint of the ongoing MANTA and MANTA-RAy studies. The data are expected to be submitted to relevant regulatory authorities by Gilead.

Applications for approval of filgotinib in UC

We announced validation of the marketing application for filgotinib in the treatment of UC by the European Medicines Agency in November 2020. We anticipate that Gilead will submit filgotinib for approval in UC to the Japanese Ministry of Health, Labor, and Welfare (MHLW) in the first half of 2021. We and Gilead expect decisions on potential approvals in Europe in the course of 2021 and in Japan in the first half of 2022.

A further, potential regulatory path for approval in UC and CD in the U.S. is pending the discussion of the MANTA and MANTA-RAy semen parameter studies with the FDA.

Commercialization of filgotinib in UC

We are responsible for commercial sales operations for UC in Europe, pending approval in that indication. We anticipate an incremental increase in commercial costs in 2021 for this potential additional indication. Gilead will be responsible for commercial sales outside Europe, should filgotinib be approved for UC outside of Europe.

FITZROY Phase 2 and global DIVERSITY Phase 3 program in CD

CD is an IBD of unknown cause, resulting in chronic inflammation of the gastrointestinal (GI) tract with a relapsing and remitting course. We estimate that the global market size for CD treatments today is $14 billion, of which approximately € 1.7 billion in the five largest European markets.

Today, with the most advanced therapies, 30-40% of CD patients on treatment achieve prolonged clinical remission. There are currently no highly effective oral therapies approved for CD and, similar to RA, treatment is dominated by injectable, biological treatments including anti-TNF therapies. Anti-TNF agents have improved the management of CD; however, not all patients respond to these drugs, and secondary loss of response during the first year is reported in up to 50% of patients per year in placebo-controlled trials. In data with more recent compounds, the sustainability of response is decreased to 10-15% loss of efficacy per year. There continues to be a considerable unmet need with these existing treatments. Dysregulation of the JAK signaling pathway has also been associated with CD, which suggests that filgotinib, with its preferential selectivity for JAK1, is a highly attractive candidate for the treatment of CD. It is hypothesized that with preferential inhibition of JAK1, unwanted effects such as anemia may be reduced. This is of particular importance to IBD patients, who frequently experience fecal blood loss.

Our FITZROY Phase 2 trial (NCT02048618) evaluated the efficacy and safety of once-daily filgotinib in 174 patients with moderate to severe active CD and mucosal ulceration. Patients recruited were either anti-TNF naive or anti-TNF failures. As reported in The Lancet (Vermeire et al. 2016), the FITZROY trial achieved the primary endpoint of clinical remission at week 10 and filgotinib demonstrated a favorable tolerability profile consistent with the DARWIN trials in RA.

Gilead initiated the Phase 3 DIVERSITY trial (NCT02914561) with filgotinib in CD in November 2016. The DIVERSITY Phase 3 trial investigates the efficacy and safety of 100 mg and 200 mg filgotinib once-daily compared to placebo in patients with moderate to severe active disease including those with prior antibody therapy failure. Gilead will recruit approximately 1,300 patients from the United States, Europe, Latin America, Canada, and Asia/Pacific regions. Men and women in the DIVERSITY trial will be randomized to receive placebo, 100 mg, or 200 mg filgotinib. Due to preclinical findings with filgotinib regarding semen parameters, in the U.S. randomization to 200 mg was restricted to male patients who have failed at least one anti-TNF therapy and vedolizumab. Adjacent to the filgotinib Phase 3 programs, we and Gilead are conducting dedicated studies evaluating the potential impact of filgotinib on semen in male CD and UC patients (MANTA) and in male RA, PsA, and AS patients (MANTA-RAy). We anticipate that Gilead will complete recruitment for DIVERSITY in 2021.

In March 2017, Gilead initiated a Phase 2 trial in small bowel CD (DIVERGENCE 1, NCT03046056) and a Phase 2 trial in fistulizing CD (DIVERGENCE 2, NCT03077412). Gilead stopped recruitment early for DIVERGENCE 1 in small bowel CD, completing the randomized, placebo controlled trial to week 10 for 46 patients, 75% of whom were biologic experienced. Filgotinib demonstrated a similar level of CDAI remission in DIVERGENCE 1 as in the TNF experienced cohort of the FITZROY Phase 2 trial in CD.

            Gilead retains operational responsibility for the current trials in Crohn’s disease pursuant to the binding term sheet for filgotinib which we entered into in December 2020.

Other indications with filgotinib

We and Gilead decided to stop the global development programs for filgotinib in PsA or AS. We at Galapagos are evaluating potential development paths for filgotinib in PsA and AS for the European market.

Our Toledo program

“Toledo” is our program name for a novel target class, the Salt-Inducible Kinases (SIKs), which we discovered with our target discovery platform. The search for this novel target class started with the ambition to find new anti-inflammatory drug candidates with a favorable efficacy and safety profile relative to existing therapies. Although significant progress has been made with therapies in recent years, for instance in psoriasis, there remains a high unmet need for diseases related to overactive inflammation in joints, the bowel, and other organs. Molecules discovered by us and which inhibit the different members of the SIK family are expected to effectuate a dual mode of action on inflammation by stimulating anti-inflammatory cytokines and inhibiting pro-inflammatory cytokines. This potential master switch brings an opportunity to restore the immune balance that is typically out of control in auto-immune diseases, and is potentially differentiated from existing therapies that predominantly act by suppressing the immune system (see figure below).

Extensive Toledo portfolio

The family of SIKs contains three targets: SIK1, SIK2 and SIK3. In our search for compounds acting on these targets, over 3,000 molecules were synthesized leading to more than 10 different chemical series with multiple selectivity profiles. The lead molecule, GLPG3970, a SIK2/3 inhibitor, was prioritized over the first-generation compound GLPG3312, a pan-SIK inhibitor, following Phase 1 completion, given its more suitable pharmacological profile. GLPG3970 is currently being tested in five Phase 2 proof of concept trials. GLPG4399, a selective SIK3 inhibitor, is in Phase 1, whereas GLPG4876 and GLPG4605 are advancing preclinically (see figure below). Several other compounds with different profiles are being explored in discovery.

The developed compounds were extensively tested in a broad panel of animal models for different inflammatory diseases. Based on the collected data including cytokine profile analysis, we discovered that these SIK compounds are able to modulate several aspects of the innate and adaptive immune system opening up a wide spectrum of potential disease indications. Based on this information, combined on the findings on SIK selectivity as well as individual compound profiles, we were able to match each compound with a set of potential disease indications. The figure below describes the Toledo family of compounds with demonstrated activity in relevant preclinical disease models for inflammation and fibrosis.

The discovery strategy for the Toledo program is to continue to advance multiple candidates across different selectivity profiles. The broad panel of in vivo disease models guides clinical development.

GLPG3970: strong in vivo activity

The activity of GLPG3970 has been observed in vivo across different IBD models, as shown below.

As shown below, the analysis of diseased IBD colon tissue brings out the dual mode of action of GLPG3970, reducing the pro-inflammatory cytokines (such as a decrease in TNFa levels), and inducing the anti-inflammatory cytokines (such as an increase in IL-10 levels).

We also observed strong activity of GLPG3970 in RA and psoriasis models:

64

GLPG3970: encouraging data from a healthy volunteer study

Following these encouraging results across a range of preclinical models, we evaluated GLPG3970 in a healthy volunteer study. The results from this Phase 1 single and multiple ascending dose study demonstrated that GLPG3970 was well tolerated, with an encouraging pharmacokinetics (PK) profile. For pharmacodynamics (PD) analysis, blood was drawn from the healthy volunteers on Day 1 and on Day 14 after administration of different doses of GLPG3970 or placebo, after which the blood was stimulated ex vivo to measure effects on cytokine release. The figure below shows a dose-dependent effect between GLPG3970 and two cytokines. The pro-inflammatory cytokine, TNFα, decreased with increased compound dosing (left). The anti-inflammatory cytokine, IL-10, increased (right) with increasing compound dosing, confirming the dual activity of GLPG3970.

GLPG3970: five POC signal detection studies currently ongoing

Following the completion of the first part of a Phase 1 trial, GLPG3970 progressed into a Phase 1b in psoriasis and safety and “signal seeking” Phase 2 Proof of Concept trials in four additional indications, with the first three topline readouts (CALOSOMA, SEA TURTLE, LADYBUG) expected in 2021.

66

Our TYK2 program with GLPG3667

GLPG3667 is a reversible and selective TYK2 kinase domain inhibitor discovered by us. The molecule was first tested in a healthy volunteer study. This was a randomized, double-blind, placebo-controlled dose escalation study evaluating safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) of single and multiple ascending oral doses for 13 days. Blood was drawn at multiple time points on day 1 and on day 10 and stimulated ex vivo with several cytokines a.o. IFNα and IL-6 to analyze the level of inhibition in pSTAT signaling obtained by GLPG3667. The Phase 1 data showed an encouraging PK profile for once daily dosing and PD activity:

In November 2020, we announced the first dosing in the Phase 1b trial with GLPG3667 in psoriasis patients. This Phase 1b trial is a randomized, double-blind, placebo-controlled, multi-center study to evaluate the safety, tolerability, efficacy, pharmacokinetics (PK), and pharmacodynamics (PD) of GLPG3667. A daily oral administration of GLPG3667 at two different dose levels or a placebo is being investigated for a duration of 4 weeks in 30 patients with moderate to severe plaque psoriasis. The primary endpoint is the change from baseline in Psoriasis Area Severity Index (PASI) score at 4 weeks. Recruitment is based in Europe and topline data are expected in 2021.

Pending successful completion of the Phase 1b study in psoriasis, we anticipate evaluation of GLPG3667 in dose range finding Phase 2 studies in psoriatic arthritis and other indications, potentially starting in 2021.

Our JAK1/TYK2 program with GLPG3121

We discovered GLPG3121 as a selective JAK1/TYK2 inhibitor. This asset is currently undergoing Phase 1 studies and preclinical data point to potential application of GLPG3121 in inflammatory diseases.

Inlicensing to further strengthen the inflammation franchise

In April 2020, we announced a global collaboration with Ryvu focused on the discovery and development of novel small molecule drugs in inflammation. Under the terms of the agreement, we have an exclusive option to license IP developed by Ryvu and to continue to develop this during the collaboration. Pending achievement of pre-agreed criteria and utilizing our inlicensing option, we will be responsible for all further development of the program.

In August 2020, we announced a global collaboration with Scipher Medicine to advance novel drug targets identified by Scipher for the treatment of IBD. We will jointly validate a suite of novel IBD targets discovered by Scipher, after which we have the exclusive option to progress up to five targets into further drug discovery and development. Under the terms of the agreement, we will retain the rights for the discovery, development and commercialization of therapeutics for the selected target(s).

 GLPG1972 in OA

GLPG1972 is a drug candidate developed by us under our collaboration agreement with Servier. GLPG1972 acts on ADAMTS-5, a key aggrecanase involved in the breakdown of aggrecan in joint cartilage. ADAMTS-5 has been validated in the literature in both animal models and human explants, and ARGS, a byproduct of the cartilage breakdown action of ADAMTS-5, has been shown to be elevated in the joints of OA patients.

ROCCELLA Phase 2b trial

ROCCELLA was a global, double-blind, placebo-controlled, dose ranging trial evaluating the efficacy and safety of three different once-daily oral doses of GLPG1972/S201086 in 932 patients with knee osteoarthritis (OA) over 52 weeks of treatment. The study population was aged between 40 to 76 years (mean age was 63), mainly female (70%), and with a mean disease duration of 7 years.

The primary objective of ROCCELLA was to demonstrate the efficacy of at least one dose of GLPG1972/S201086 compared to placebo after 52 weeks of treatment in reducing cartilage loss of the central medial tibiofemoral compartment of the target knee via quantitative MRI.

The trial failed to meet the primary objective. The change from baseline to week 52 in cartilage thickness, in mm (SD) was -0.116 (0.27) for the placebo group and -0.068 (0.20), -0.097 (0.27) and -0.085 (0.22), for the low, medium and high dose, respectively. A statistically significant difference versus placebo was not reached in any of the treated groups. There was no significant difference compared to placebo observed on secondary endpoints, including clinical outcomes.

GLPG1972 was generally well-tolerated by patients in this Phase 2 trial.

Development of GLPG1972 subsequently was discontinued in OA.

Our fibrosis programs

Fibrotic disorders represent an area of significant unmet need. In the area of lung fibrosis specifically, patients have access to few drugs, which have limited benefit and side effects that often lead to discontinuation of treatment. To address the unmet need, we are building a unique fibrosis candidate portfolio with compounds that are active on different mechanisms involved in the pathogenesis of fibrosis. Our initial focus lies on IPF, and adjacent indications involving lung fibrosis, with the ambition to expand to other forms of organ and skin fibrosis.

The onset of IPF starts with damaged lung epithelium, a layer that forms a protective barrier between the environment and the underlying lung tissue. The injury that occurs at this level will trigger a wound healing process, with on the immunity side the mediation of macrophages to promote tissue regeneration. To promote the closure of the wound, the macrophages will attract and activate fibroblasts. These fibroblasts, however, accumulate in an excessive way which leads to abnormal tissue repair and the deposition of extracellular matrix components that aggravate the disease. Eventually this leads to respiratory failure. GLPG1205 (GPR84 inhibitor) is believed to interfere with the immune response of lung fibrosis. In 2020, we in-licensed chitinase inhibitor GLPG4716, in preparation for a Phase 2 in IPF, with demonstrated activity on the macrophage immune response axis. In early stage development, we are advancing two other molecules from our Toledo portfolio aimed toward the immune response, two additional novel GLPG targets with a role in fibroblast activation, and one GLPG target and an in-licensed compound form Ryvu Therapeutics directed towards the extracellular matrix (see figure below).

IPF

About IPF

IPF is a chronic, relentlessly progressive fibrotic disorder of the lungs that typically affects adults over the age of 40. In 2018, 232,000 patients were diagnosed with IPF in the U.S., EU5 and Japan, and this population is expected to grow, in part due to improved diagnosis. Furthermore, prevalence is expected to increase with the aging population and worsening air pollution. The clinical prognosis of patients with IPF is poor, as the median survival at diagnosis is two to four years. Currently, no therapies have been found to cure or stop the progression of IPF. The current treatment strategy aims to slow disease progression and improve quality of life. Lung transplantation may be an option for appropriate patients with progressive disease and minimal comorbidities.

Regulatory agencies have approved Esbriet (pirfenidone, marketed by Roche/Genentech) and Ofev (nintedanib, marketed by Boehringer Ingelheim) for the treatment of mild to moderate IPF. Both Esbriet and Ofev have been shown to slow the rate of functional decline in IPF and are gaining ground as the standard of care worldwide. Combined sales of both drugs reached $2.8 billion in 2019. These regulatory approvals represent a major breakthrough for IPF patients; however, neither drug stops the decline in lung function, and the disease in most patients on these therapies continues to progress. Additionally, the adverse effects associated with these therapies are considerable (e.g., diarrhea and liver function test abnormalities with Ofev; nausea and rash with Esbriet). Therefore, there is still a large unmet medical need as IPF remains a major cause of morbidity and mortality.

We estimate that the market of approved IPF drugs could grow to $5 billion by 2025.

Our IPF trials

ziritaxestat

Our most advanced IPF asset was our product candidate ziritaxestat (GLPG1690), a potent and selective inhibitor of autotaxin (ATX), for which Gilead in-licensed the ex-European rights in July 2019. ATX as a potential IPF target was identified in our target discovery platform and further evaluated with ziritaxestat in a preclinical lung fibrosis model (bleomycin-treated mice).

In August 2017, we announced positive topline results for our Phase 2a FLORA trial with ziritaxestat in IPF. This randomized, double-blind, placebo-controlled trial in 23 IPF patients investigated a once-daily 600 mg oral dose of ziritaxestat or placebo. Of those 23 patients, 17 received ziritaxestat and six received placebo. Ziritaxestat was found to be generally well-tolerated, and the FLORA Phase 2a results were published in The Lancet Respiratory (Maher et al. 2018). In 2018, following the encouraging results from the FLORA trial, we announced the design of our worldwide ISABELA Phase 3 program consisting of two identically designed trials, ISABELA 1 & 2, aiming to enroll 1,500 IPF patients combined. Patients continued on their standard of care background treatment and were randomized to either 200 mg or 600 mg ziritaxestat once daily or placebo. The primary endpoint was the rate of decline of forced vital capacity (FVC) until week 52 set.

The NOVESA program was a double-blind, placebo-controlled Phase 2a proof-of-concept trial evaluating the efficacy, safety and tolerability of ziritaxestat in 33 patients with dcSSc. The primary endpoint of NOVESA was the modified Rodnan skin score (mRSS) at week 24. In 2020, we announced that ziritaxestat reached its primary endpoint of the study with a statistically significant change from baseline in the mRSS at week 24. Ziritaxestat was generally well tolerated and no deaths were reported in this study.

In February 2021, we discontinued the ISABELA Phase 3 trials in IPF. The decision was based on the recommendation of the Independent Data Monitoring Committee which, following a regular review of unblinded data, concluded that ziritaxestat’s benefit-risk profile no longer supported continuing the program. Detailed data of the ISABELA studies will be presented at future medical meetings. All clinical trials with ziritaxestat are discontinued, including the long-term extension of the Phase 2a NOVESA trial in systemic sclerosis.

GLPG1205

GLPG1205 is a clinical candidate for IPF that showed positive topline results in the Phase 2 PINTA trial.

GLPG1205 is a small molecule selectively antagonizing GPR84. We identified the GPR84 target using our proprietary target discovery platform. The compound showed promising results in relevant pre-clinical models for IPF and favorable tolerability in a healthy volunteer study.

PINTA Phase 2 in IPF

The PINTA trial was a randomized, double-blind, placebo-controlled trial investigating a 100 mg once-daily oral dose of GLPG1205. The study recruited and included a total of 68 IPF patients. Participants were administered the drug candidate or placebo (2:1 randomization) for 26 weeks and could remain on their standard of care as background therapy, i.e. nintedanib, pirfenidone or neither. The primary objective of the trial was to assess the change from baseline in FVC (in mL) over 26 weeks compared to placebo. Other measures included safety, tolerability, time to major events, changes in functional exercise capacity, quality of life, pharmacokinetics, pharmacodynamics and FRI.

In November 2020 we announced the positive topline results from the PINTA trial in IPF. At week 26, patients receiving GLPG1205 on top of standard of care showed a smaller FVC decline, with a difference of 42mL versus placebo on top of standard of care (-76mL on placebo; -34mL on treatment).

Although the study was not powered to show statistical significance, the FVC trend was consistent across the three treatment strata. In addition, the change in pulmonary lobar volume, as measured by FRI, correlated with the observed FVC decline.

No relevant safety signals were observed for GLPG1205 alone or on top of pirfenidone. The most frequently reported adverse events on GLPG1205 alone were gastrointestinal disorders, especially nausea. In the treatment arm of GLPG1205 on top of nintedanib, a higher rate of early discontinuations and higher rate_of TEAEs were observed. In that same arm, there was one death due to an exacerbation of IPF, which was determined to be unrelated to study treatment.

GLPG4716

In 2020, an additional clinical product candidate was added to our fibrosis pipeline, GLPG4716, which is currently in preparation for a Phase 2 trial.

GLPG4716 is a novel, small molecule CHIT1/AMCase dual-inhibitor targeting a key pathway implicated in inflammation and tissue remodeling. We inlicensed GLPG4716 from OncoArendi in November 2020.

Increased chitinase activity is strongly induced in multiple pulmonary diseases, including IPF, SSc-ILD, sarcoidosis, as well as in other diseases with inflammatory and/or fibrotic phenotype. In humans, CHIT1 is mainly expressed by different lineages of activated blood and tissue macrophages and has been implicated in the activation and polarization cascades of macrophages, as well as the indirect activation of other immune cells. It is hypothesized that the inhibition of chitinase activity translates into a potential therapeutic benefit, as observed in a range of preclinical models. GLPG4716 has demonstrated robust anti-fibrotic activity in multiple animal models, when compared with the standard of care.

Below is the result for GLPG4716, in a preclinical IPF model, demonstrating activity comparable to one of the drugs approved for IPF:

Our fibrosis collaborations

We have a global collaboration with Fibrocor focused on fibrosis. The collaboration was first announced in January 2019 on a novel target in IPF and expanded a year later with four additional novel target programs. Fibrocor is responsible for all research activity until lead optimization and we are responsible for the further development and commercialization of the in-licensed programs. Galapagos took an undisclosed equity stake in Fibrocor (privately held).

An exclusive collaboration and license agreement for the global development and commercialization of GLPG4716 was announced in November 2020 with OncoArendi Therapeutics. Under the terms of the agreement, we are responsible for the further development and commercialization of the program. In addition, we receive the option to initiate negotiations to obtain development or commercialization rights for selected preclinical candidate molecules.

Other pipeline

Beyond our inflammation franchise and fibrosis portfolio, we continue to invest in our early stage pipeline built from our pool of validated targets advancing toward clinical development. Within our deep portfolio, 13 programs are in lead optimization, three preclinical programs are developed towards testing in humans and ten are in clinical stage programs. Furthermore, in our early stage pipeline, three molecules are part of our Toledo portfolio. In December 2020, we announced the first dosing in the Phase 2 MANGROVE trial with a CFTR inhibitor, GLPG2737, in patients with autosomal dominant polycystic kidney disease (ADPKD).

Our strategy

Our mission is to develop and commercialize first-in-class medicines based on novel targets. Using human primary cells, we discover which proteins (‘targets’) play a key role in disease pathways. We then identify and develop small molecules that inhibit these targets, restore the balance, and thereby positively influence the course of the disease. This approach is designed to address the root cause of the disease rather than just treating symptoms.

In 2020 we achieved our longtime ambition to become a fully integrated biotech company, with the approval and commercial launch of the first drug from our research platform, filgotinib for the treatment of RA. Moving forward, we remain focused on the development and commercialization of novel medicines in inflammation & fibrosis, with the ambition to commercialize additional therapies that are the result of our proprietary pipeline. Our aim is to further enrich our internal pipeline with business development opportunities, including the in-licensing of molecules, programs and modalities tailored to strengthen our research platform.

The key elements of our strategy include:

•	Strengthen our innovation leadership in inflammation

We observed strong activity in various inflammatory preclinical models with compounds targeting the SIK class of novel targets we discovered and code-named Toledo. Molecules inhibiting the SIK target family effectuate a dual mode of action on inflammation by stimulating anti-inflammatory cytokines and inhibiting pro-inflammatory cytokines. This brings a novel mode-of-action to the field of inflammation with potential differentiation on both efficacy and safety versus currently available therapies. We are executing on a broad and accelerated program to discover and develop multiple series of compounds acting on SIK targets, aimed at activity across several conditions, including inflammation. We completed Phase 1 with GLPG3970 and initiated multiple proof of concept trials in inflammatory diseases in 2020. We expect to report first topline results of three trials with GLPG3970 in the second half of this year. In addition, we initiated a Phase 1b trial in psoriasis patients with TYK2 inhibitor GLPG3667, with topline results also expected in the second half of 2021. Meanwhile, we continue to advance multiple preclinical candidates in inflammation, and to scale-up our target and drug discovery productivity. We also explore additional modalities of drug therapies aimed at inflammation, and to this aim, we actively collaborate with external research partners to further accelerate our progress.

•	Further expand European commercial access to our first marketed product, filgotinib, and gain market approval in additional inflammatory indications

Following the European regulatory approval of filgotinib in RA and the revised agreement for filgotinib announced in December 2020 (see Notes to the consolidated financial statements), we and Gilead are securing European market access while also transitioning all European commercial operations to us. Gilead remains responsible for sales outside of Europe and obtained approval for filgotinib in RA in Japan in 2020. We and Gilead are developing filgotinib in CD and UC. Gilead submitted the application for approval of filgotinib in UC in Europe and is expected to submit the filing in Japan in the first half of 2021. Gilead is conducting Phase 3 clinical programs in CD (DIVERSITY) for which completion of recruitment is expected in the second half of 2021.

•	Tackle IPF/fibrosis with our pioneering approach

We are building a diverse fibrosis franchise with what we believe are different and complementary modes of action in IPF and other forms of fibrosis. To date, we reported positive topline results for the PINTA Phase 2a trial with GPR84 inhibitor GLPG1205 in IPF patients and nominated a preclinical candidate from our Toledo program. Recently we added GLPG4716, a chitinase inhibitor, to our IPF portfolio. This in-licensed compound from OncoArendi is in preparation for a Phase 2 trial. We also in-licensed two early stage compounds (and have an exclusive option to in-license a total of four additional novel target programs) with novel modes of action in the field of fibrosis, thereby strengthening a growing portfolio of distinct mechanism approaches to tackle IPF and fibrosis.

•	Maximize and capture the value of our target discovery platform based on novel modes of action

Our platform has yielded many novel mode-of-action investigational therapies across multiple therapeutic areas. Our most advanced preclinical programs are GLPG4586 (fibrosis), GLPG4605 (fibrosis), and GLPG4876 (inflammation). We aim to initiate a Phase 3 trial every other year and our ambition is to conduct three Proof of Concept trials, deliver at least three preclinical product candidates and at least six new validated targets every year.

•	Build long-term value and accelerate our pipeline with our collaboration partner Gilead
Through our transformative R&D collaboration with Gilead signed in July 2019, we plan to strengthen our discovery, development and commercial efforts to bring innovation to patients suffering from serious diseases. We strongly believe that this is a mutually beneficial collaboration, as we gain access to Gilead’s extensive experience in drug development and commercialization, and Gilead to our pioneering discovery platform, with option rights to our current and future programs outside Europe. Gilead is subject to a 10-year standstill, and made a $3.95B upfront payment plus a $1.5B equity investment (including exercise of Warrant A). In addition to retaining full European commercial rights, we are eligible to receive a $150 million opt-in fee per program, plus tiered royalties ranging from 20-24% on net sales of all our products (ex filgotinib) licensed by Gilead. For a more detailed description of the collaboration, see “—Collaborations.”

Versatile target discovery platform

Our target discovery platform provides a significant and substantial competitive advantage as it:

•	closely mimics the in vivo situation through the use of primary human cells with a relevant trigger and readout for a specific disease phenotype
•	identifies possible points to intervene in a disease pathway by suppressing the expression of an individual protein in these pathways; and
•	enables us to rapidly analyze all of the druggable and non-druggable genes and select pharmaceutically tractable protein targets directly by their ability to regulate key disease biology

A proof of success of this unique approach is demonstrated with filgotinib which acts on JAK1, a target whose role in the specific disease was discovered by us using our discovery platform.

The human genome consists of tens of thousands of genes which code for the proteins that make up the human body. Nearly all chronic diseases and disorders are caused by a disruption in the normal function of certain proteins. The main goal of the industry is to discover and develop molecules that alter the activity or expression of these proteins so that normal function returns and the cause of the disease is minimized or eliminated. One of the main obstacles in discovering new drugs is to understand exactly which of the body’s tens of thousands of proteins play a key role in a particular disease. Once these proteins are discovered, they become targets for drug design. Finding these targets is one of the critical steps in the drug discovery process. Our approach to target discovery is unique as our discovery platform focuses on target identification using primary human cells, which we believe is the best way to study the effect that a protein might have on the disease in the human body.

In order to study proteins in human cells, we take advantage of the distinctive properties of adenoviruses in combination with RNA interference. The adenovirus causing the common cold has the capability to infect almost every type of human cell. The adenoviruses we work with have been engineered to act as a shuttle vehicle, allowing the delivery of specific pieces of DNA into human cells. Additionally, these viruses have been made replication incompetent, meaning they do not replicate in the human cells they infect, and thus they do not interfere with the processes in the cell. We engineered the viruses to carry small pieces of DNA, specific for individual human genes. When the virus enters the cell, this DNA piece leads to the production of a short sequence of RNA that is processed in the cell to become “short interfering RNA,” or siRNA, which specifically interferes with the mRNA of the protein it was designed for. By using these viruses, we can cause the cells to block, or “knock-down,” the production of a certain protein and determine its impact on restoring normal function.

Our drug discovery research is based on the targets discovered using this technology. Originally, we focused on 6,000 human genes that belong to the small molecules druggable genome. We are in the process of expanding our expertise with novel technologies such as oligonucleotide-based techniques (antisense (AS) or siRNA) and degrader approaches (Proteolysis Targeting Chimeras or PROTAC). These additions enable us to go broader and explore a total of 20,000 protein-coding genes. Once a target is validated, we will use the most suitable methodology to develop a potential therapeutic drug.

When considering a small molecule approach, an assay developed to assess the activity of the target is subjected to large collections of chemical small molecules allowing the identification of chemical structures that interact with the target to block or activate its activity. These chemical structures are then modified to obtain a preclinical candidate, and upon successful optimization and preclinical testing in animal models, the product candidate is tested in humans. Other technologies to modulate relevant targets, such as oligonucleotides or PROTACs, are being explored. In both cases, the end result is the removal of the target from the cells leading to the prevention of its disease-contributing effects.

This discovery approach provides starting points for the discovery and development of drugs with new modes of action. Since 2009, we have generated 47 preclinical candidates. Of these, 24 have entered first-in-human clinical development, 18 of which are believed to have novel modes of action, and 15 entered patient studies.

In addition to our pipeline of molecules in the clinic, we have multiple discovery programs advancing toward clinical development.

COVID-19 IMPACT

           As the COVID-19 pandemic continues, we continue to innovate to accommodate for the new situation and minimize the impact to operations. We closely follow local governmental measures and apply these as appropriate within our organization, guided and supported by our dedicated COVID-19 task forces teams. All local and global task force teams meet regularly and make recommendations directly to the COO.

            We report the following impacts for 2020:

o	Staff
We implemented strict measures to help prevent the spread of the virus and protect the health of our staff. We rolled out our global and site business continuity plans and took appropriate recommended precautions, including suspending almost all business travel. Over time, we learned most of the international travel could be replaced by virtual meetings resulting in improved cost efficiency, a better work-life balance and a reduced carbon footprint. The positive impact of this forced way-of-working will therefore be retained in our future habits and updated work place strategy, called "To the Next Normal."

During lock-down periods, we arranged for essential tasks to be carried out within our facilities. Employees working in site needed an authorization letter signed by the line leader and site head. Consequently, approximately 70% of our Research staff continued working from the offices/labs, with periodic exceptions for local lockdowns during which no staff was allowed to come into the facilities. For those employees coming to the office, we have stringent cleaning and sanitation protocols in place, and we strictly respect social distancing policies at all times in order to minimize risk of exposure. Except for employees with laboratory operations and safety roles which require an on-site presence, over 95% of our staff systematically worked from home, supported by a robust IT infrastructure and technologies that were rolled out globally to facilitate remote forms of work. For our employees working from home, we provided additional IT materials and a stipend to cover office expenses such as ink cartridges and paper.

It is in our culture to address what matters. During the COVID pandemic, we reached out to our employees to understand how they are coping with the new situation and understand what support they needed from the company. In May 2020, we carried out a “pulse check” employee survey. The results indicated that overall, employees felt that our company supported them well during the pandemic. Key highlights included:
• Appreciation for the support from the line leader and the business leadership
• Increased ability to adapt to home working, thanks to strong IT infrastructure and support
• Employees perceive themselves to have a greater focus on the job after working in isolation at home during the pandemic

The survey also underlined the continued need for our company to support our employees and to help them find the right work-life balance (e.g. sufficient physical exercise, information on how to set-up an ergonomic workstation at home, possibility to be ‘off-line’, more frequent short breaks), and stay connected as a team by organizing virtual coffee corners and using interactive applications during virtual meetings to increase engagement.

Four key areas of focus were identified as part of an overarching program called "To The Next Normal", with all its elements being fully linked by our workplace and digital strategies. This is a program intended to accelerate application of the learnings over the past year in company’s operations, investing in:
• Enhanced approach to flexibility
• Future-proof, greener approach to mobility
• Employee well-being
• Integrated digital and connected virtual collaboration

o	Research portfolio
By prioritizing the most advanced projects very early on, increasing the flexibility of our staff in the labs within projects, maintaining our hiring efforts as planned, and increasing our outsourcing, we sustained our research delivery, kept the compound management facility running at all times, and continued our early drug research and the implementation of new modalities for target or drug discovery.
The scorecard of the research department objectives shows a similar productivity compared to previous years, indicating that we were able to minimize the impact, at least on the short term.

o	Development portfolio
We have a business continuity plan for our clinical development programs. We closely monitor each program in context of the current global and local situation of the pandemic and the associated specific regulatory, institutional, and government guidance and policies related to COVID-19. Within the boundaries of these guidances and policies, and in consultation with our CROs and clinical trial sites, we applied various measures to minimize the impact of the COVID-19 pandemic on our clinical development programs, with the primary aim to ensure the safety of our trial participants and to preserve the data integrity and scientific validity of the trials. These measures were implemented on a case-by-case basis, tailored to the specific study and country needs at any given time, with specific attention paid to vulnerable populations and the use of investigational medicines with immunosuppressive properties. The measures include, amongst others, increased, transparent, communication to all stakeholders and the direct supply of investigational medicines to patients. For each clinical trial, we actively monitor and document the impact of COVID-19 to mitigate the study where necessary and to facilitate the interpretation and reporting of results.

o	Filgotinib filing process UC
As of publication of this report, our collaboration partner Gilead has not been informed by the regulatory agencies in Europe of approval timeline delays.

o	Manufacturing and supply chain
To date, there has been no COVID-19 impact to the commercial supply of filgotinib. Gilead also confirmed that all sites involved in the manufacturing of filgotinib are established sites that currently manufacture other Gilead marketed products and are in good standing with the FDA and are GMP certified. Under the binding term sheet that we entered into in December 2020 to amend our arrangement with Gilead for filgotinib in Europe, Galapagos plans to become marketing authorization holder of filgotinib in Europe by year-end 2021, and then become responsible for manufacturing. We intend to work with the same manufacturing sites to ensure continuity.

o	Commercial organization
The form of outreach of our commercial teams to physicians and hospitals was impacted by the COVID-19 pandemic and consequent travel restrictions, turning virtual instead. The teams invested in virtual channels as part of the overall commercial build strategy, and these channels are being utilized during our commercial launch today. We note as yet no material impact on our commercial operations due to travel restrictions, nor has there been an impact of COVID-19 on our ability to engage in market access discussions thus far.

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

As of March 1, 2021, patent rights held by Galapagos NV relating to our product candidates include the following:

Filgotinib product candidate: We have six U.S. patents claiming filgotinib compositions of matter, salts of filgotinib and methods of treatment using filgotinib, and one pending U.S. patent application. We have two patents granted via the European Patent Office (EPO). Counterpart patent applications are also pending in Australia, Canada, and other foreign countries. The six issued U.S. patents, two European Patents, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2030, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. In addition, we have four granted U.S. patents and one pending U.S. application, with counterpart applications pending in other foreign countries, which are directed to certain physical forms, including polymorphic forms and compositions, of our filgotinib product candidate, and patents, if granted, based on these patent applications are estimated to expire in 2035, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a U.S. patent, with counterpart applications pending in other foreign countries, related to the use of our filgotinib product candidate in cardiovascular disorders. Any patents, if granted, based on these patent applications are estimated to expire in 2036. We have a pending U.S. application, with counterpart applications pending in other foreign countries, which relates to methods of treatment using filgotinib in additional indications. Any patents, if granted, based on these patent applications are estimated to expire in 2037. We additionally have rights in a pending application under the Patent Cooperation Treaty, or PCT, which relates to specific methods of treatment using filgotinib. Any patents, if granted, based on this patent application are estimated to expire in 2039. We have additional patents and pending patent applications directed to the use of compounds related to our filgotinib product candidate and these patents, and patents that may be issued based on these pending patent applications, are currently expected to expire from 2029 to 2033, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG1690 product candidate: We have five issued U.S. patents relating to GLPG1690, two patents granted via the EPO, one pending U.S. patent application, and counterpart foreign patents and patent applications that are pending in Australia, Canada, Europe and other foreign countries. These patents and patent applications claim GLPG1690 compositions of matter and methods of treatment using GLPG1690. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2034, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a pending U.S. application, as well as foreign counterpart applications, relating to methods for treating lung disorders using GLPG1690, any patents, if granted, based on this patent application are estimated to expire in 2038. We also have a pending application under the PCT relating to methods for treating lung disorders using combinations of GLPG1690 with other compounds. Any patents, if granted, based on this patent application are estimated to expire in 2039.

GLPG1205 product candidate: We have three U.S. patents, one pending U.S. patent application, one patent granted via the European Patent Office (EPO) and one application pending at the EPO. Counterpart foreign patents are also granted in Australia, Japan, and other countries, as well as foreign counterpart patent applications pending in Canada, and other foreign countries. These patents and patent applications claim GLPG1205 compositions of matter and methods of treatment using GLPG1205. The three issued U.S. patents, one European Patent, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2032, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. We also have a pending application under the PCT claiming methods of treatment using GLPG1205 in further indications. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038. We also have a pending application before the European Patent Office (EPO) relating to improved methods for treating lung disorders using GLPG1205. Any patents, if granted, based on this patent application are estimated to expire in 2041.

GLPG2737 product candidate: We have rights in three issued U.S. patents, a pending U.S. patent application, as well as counterpart foreign patent applications that are granted in Europe, Japan, China, pending in Australia, Canada, Taiwan and other foreign countries claiming GLPG2737 compositions of matter and methods of treatment using GLPG2737, outside the field of CF. Patents, if any, that issue, based on these pending patent applications are estimated to expire in 2036, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a pending application under the PCT claiming methods of treatment using GLPG2737 in alternative indications. Patents, if any, that issue based on this pending patent application are estimated to expire in 2040.

GLPG3121 product candidate: We have two granted U.S. patents, one patent granted via the European Patent Office (EPO), and foreign granted counterparts in Japan, China and other countries. Counterpart foreign patent applications are also pending in India, and other foreign countries. These patents and patent applications claim GLPG3121 compositions of matter and methods of treatment using GLPG3121. The issued U.S. patent, the European Patent, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2035, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG3667 product candidate: We have a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG3667 compositions of matter and methods of treatment using GLPG3667. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. We also have a pending application before the European Patent Office (EPO) relating to improved methods for treating inflammatory disorders using GLPG3667. Any patents, if granted, based on this patent application are estimated to expire in 2042.

GLPG3970 product candidate: We have a pending U.S. patent application, as well as counterpart foreign patent applications that are pending in Australia, Canada, Europe, Japan and other foreign countries claiming GLPG3970 compositions of matter and methods of treatment using GLPG3970. Patents, if any, that issue based on this pending patent application are estimated to expire in 2039, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG4059 product candidate: We have a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG4059 compositions of matter and methods of treatment using GLPG4059. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2040, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG4399 product candidate: We have a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG4399 compositions of matter and methods of treatment using GLPG4399. Patents, if any, that issue based on this pending patent application are estimated to expire in 2040, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG4586 product candidate: We have one pending UK patent application claiming GLPG4586 compositions of matter and methods of treatment using GLPG4586. Patents, if any, that issue based on this pending patent application are estimated to expire in 2041, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG4605 product candidate: We have a pending U.S. patent application, as well as counterpart foreign patent applications that are pending in Australia, Canada, Europe, Japan and other foreign countries claiming GLPG4605 compositions of matter and methods of treatment using GLPG4605. Patents, if any, that issue based on this pending patent application are estimated to expire in 2039, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG4716 product candidate: We have exclusively licensed three U.S. patents, one patent granted via the European Patent Office (EPO), and foreign granted counterparts in Australia, China and other countries, as well as counterpart foreign patent applications that are pending in Canada, Japan, India and other foreign countries claiming GLPG4716 compositions of matter and methods of treatment using GLPG4716. The issued U.S. patent, the European Patent, and any additional patents that are granted based on the pending patent applications are estimated to expire in 2036, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. We also have exclusively licensed rights in a pending U.S. patent application, a pending application under the PCT and corresponding pending foreign counterparts in Taiwan and Argentina, relating to methods of manufacture and specific forms of composition of matter of GLPG4716. Any patents, if granted, based on these patent applications are estimated to expire in 2040.

We have one family of issued patents related to our target discovery platform. This family relates to the use of certain shRNA expression vectors for in situ production of gene specific siRNA, leading to the knock down of the corresponding gene product. This family is a granted European patent validated in Austria, Belgium, Switzerland, Germany, France, the United Kingdom, Ireland, Luxembourg and the Netherlands, and is expected to expire in 2022. We do not believe that the expiration of these patents will materially affect our business, because they will not impact our patent coverage for our current clinical programs. We also use a variety of research tools and software products in our research platform that are non-exclusively licensed to us on commercially reasonable terms.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office, or USPTO, in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed co-owned patent. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. However, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. In certain foreign jurisdictions similar extensions as compensation for regulatory delays are also available. The actual protection afforded by a patent varies on a claim by claim and country to country basis for each applicable product and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

Furthermore, the patent positions of biotechnology and pharmaceutical products and processes that we intend to develop and commercialize are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in such patents has emerged to date in the United States. The patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries can diminish our ability to protect our inventions and enforce our intellectual property rights; more generally, changes could affect the value of intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.

The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Our ability to maintain and solidify our proprietary position for our product candidates and technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of the patent applications that we may file or license from third parties will result in the issuance of any patents. The issued patents that we own or may receive in the future, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may be able to independently develop and commercialize similar drugs or duplicate our technology, business model, or strategy, without infringing our patents. Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent.

We may rely, in some circumstances, on trade secrets and unpatented know-how to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our consultants, scientific advisors, and contractors and invention assignment agreements with our employees. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaboration partners use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our product candidates or processes, or obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our product candidates may have a material adverse impact on us. If third parties have prepared and filed patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO to determine priority of invention if the patent applications were filed before March 16, 2013, or in derivation proceedings to determine inventorship for patent applications filed after such date.

In addition, substantial scientific and commercial research has been conducted for many years in the areas in which we have focused our development efforts, which has resulted in third parties having a number of issued patents and pending patent applications relating to such areas. Patent applications in the United States and elsewhere are generally published only after 18 months from the priority date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to drugs similar to our current product candidates and any future drugs or discoveries and technologies we might develop may have already been filed by others without our knowledge. For more information on these and other risks related to intellectual property, see “Item 3.D.—Risk Factors—Risks Related to Our Intellectual Property.”

Collaborations

We have entered into multiple collaboration agreements with pharmaceutical partners, which have generated €4,742.4 million ($5,819.6 million converted at EUR/USD closing rate on December 31, 2020) in cash through December 31, 2020 to fund discovery and development. We expect to continue to collaborate selectively with pharmaceutical and biotechnology companies to leverage our discovery platform and accelerate product candidate development. Our current alliances include the alliances with Gilead and the restructured alliance with AbbVie. In December 2019, Novartis terminated its alliance with us (together with MorphoSys), which became effective in June 2020. In December 2020, Servier terminated its alliance with us, which became effective in March 2021.

Option, License and Collaboration Agreement with Gilead

In July 2019, we entered into a 10-year global research and development collaboration with Gilead. We closed the transaction on August 23, 2019.

In connection with our entry into the option, license and collaboration agreement, we received upon the closing an upfront payment of $3.95 billion and a €960 million ($1.1 billion) equity investment from Gilead. Under the terms of its equity investment, Gilead nominated two individuals to our board of directors, Dr. Linda Higgins and Mr. Daniel O'Day.

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

In connection with entering into the option, license and collaboration agreement, we amended certain terms of our existing agreement with Gilead governing filgotinib, and in December 2020, we agreed with Gilead to further amend such agreement, as further described in ”Item 4 – Collaborations -- Exclusive collaboration agreement with Gilead for filgotinib.”

In addition, under the option, license and collaboration agreement, Gilead was deemed to have exercised its option, and an exclusive commercial license was granted in all countries outside of Europe, to ziritaxestat, our Phase 3 candidate for idiopathic pulmonary fibrosis. US approval of ziritaxestat would have entitled us to an additional $325 million regulatory milestone fee. However, we and Gilead announced in February 2021 that all ongoing development activities with ziritaxestat would be discontinued.

For GLPG1972, a drug candidate resulting from our osteoarthritis collaboration with Servier that was subject to separate option and milestone payments under the option, license and collaboration agreement, Gilead declined to exercise its option under the agreement in November 2020.

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

In addition, we will receive tiered royalties ranging from 20-24% on net sales of all products from all programs licensed by Gilead in all countries outside of Europe as part of the option, license and agreement subject to customary royalty terms and adjustments.

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

Exclusive collaboration agreement with Gilead for filgotinib

In December 2015, we entered into a global collaboration agreement with Gilead to develop and commercialize filgotinib for the treatment of inflammatory indications. In connection with entering into the option, license and collaboration agreement with Gilead, in August 2019 we amended and restated this agreement to increase our involvement in filgotinib’s global strategy and participate more broadly in the commercialization of filgotinib in Europe. In December 2020, we agreed to amend this agreement again, as a result of which we will assume all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. Gilead will retain commercial rights and remain marketing authorization holder for filgotinib outside of Europe, including in Japan.

In connection with our entry into the collaboration agreement, we received in January 2016 an upfront payment of $725 million consisting of a one-time, non-refundable, non-creditable license fee in the amount of $300 million and a $425 million equity investment. In November 2016, Gilead initiated a Phase 3 trial in CD, for which we received a $50.0 million payment. In December 2016, Gilead initiated a Phase 2 trial in UC for which we received a $10.0 million payment. In April 2017, Galapagos initiated a Phase 2 trial in psoriatic arthritis as a new indication, for which we received a $10.0 million payment. In May 2018, Gilead initiated a phase 3 trial in UC for which we received $15.0 million. In December 2019, Gilead initiated a Phase 3 trial in psoriatic arthritis as a new indication, for which we received $10.0 million (€9.1 million). Also in December 2019, Gilead filed an NDA for filgotinib in the U.S. for which we received a $20 million payment in January 2020. In September 2020, Gilead obtained marketing authorization for filgotinib in Europe and Japan for which we received an aggregate payment of $105.0 million (€90.2 million) payment in October 2020. In connection with the agreement that we will enter into with Gilead pursuant to the binding term sheet entered into in December 2020 to amend the existing arrangement for the commercialization and development of filgotinib, Gilead has agreed to irrevocably pay Galapagos €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021 and will pay an additional €75 million in 2021 and will pay €50 million in 2022. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. However, we will remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $295 million and sales-based milestone payments of up to $600 million. All payments by Gilead to us are made in U.S. dollars.

Under the terms of the collaboration, Gilead is primarily responsible for seeking regulatory approval of filgotinib in countries outside of Europe. Pursuant to the amended arrangements agreed in December 2020, we will be responsible for commercializing filgotinib in Europe.

Under the amended and restated filgotinib agreement, we agreed on a 50% / 50% cost split for development costs of filgotinib, in lieu of the 20% (us) /80% (Gilead) cost split under the original filgotinib agreement. Beginning on January 1, 2021, we will bear the future development costs for certain studies, in lieu of the equal cost split contemplated by the previous agreement. These studies include the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The existing 50/50 global development cost sharing arrangement will continue for the following studies: SELECTION and its long-term extension study (LTE) in UC, DIVERSITY and its LTE, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn’s disease, pediatric studies and their LTEs in RA, UC and Crohn’s disease, and support for investigator sponsored trials in IBD.

The original filgotinib agreement included a co-promotion / co-commercialization option for filgotinib, which we exercised with respect to eight European countries in December 2017. We agreed in December 2020 with Gilead to transfer the sole right to commercialize filgotinib in Europe to us after a transition period, which we expect to end by December 31, 2021. Until such date, we continue to share equally with Gilead in the net profit and net losses in each of the Netherlands, Belgium, Luxembourg, France, Germany, Italy, Spain and UK. During this period, this profit and loss sharing replaces our right to receive royalties with respect to filgotinib sales by Gilead in these countries. We expect that all commercial economics on filgotinib in Europe will transfer to us as of January 1, 2022, subject to payment of tiered royalties of 8 to 15 percent of net sales in Europe to Gilead, starting in 2024.

Gilead will retain sole responsibility for commercializing filgotinib outside of Europe. We will be eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead’s global net sales of filgotinib outside of Europe. The royalties payable to us under the filgotinib agreement may be reduced under certain circumstances. Our right to receive royalties under the filgotinib agreement continues, on a country-by-country basis, until the later to occur of certain specified events.

The collaboration is managed by a set of joint committees comprised of equal numbers of representatives from each of us and Gilead. The joint steering committee monitors and provides strategic oversight of the activities under the collaboration and facilitates communications between the parties. The joint development committee oversees and coordinates the development of filgotinib. The joint commercialization committee will oversee commercialization of filgotinib globally, and the shared territory joint commercialization committee will coordinate and integrate the activities of, and facilitate the communication and exchange of information between, us and Gilead with respect to the co-commercialization of filgotinib. Gilead and Galapagos will jointly prepare the global commercialization strategy.The filgotinib agreement will expire (a) outside of the co-commercialization countries, on a country-by-country basis at the end of the royalty term in such country and (b) in each co-commercialization country, at such time as a generic product is first sold in such country. Upon expiration of the royalty term, the licenses will become fully-paid, perpetual and irrevocable. Either we or Gilead may terminate the filgotinib agreement for the other party’s uncured material breach. Either we or Gilead may terminate the filgotinib agreement in the event of specified insolvency events involving the other party. Gilead may also terminate the filgotinib agreement in its entirety for convenience following a certain period, upon prior written notice.

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

Manufacturing and supply

We currently do not own or operate manufacturing facilities for the production of product candidates for preclinical, clinical, or commercial use. We currently outsource to a limited number of external service providers the production of all drug substances and drug products, and we expect to continue to do so to meet the preclinical and clinical requirements of our product candidates. We have framework agreements with most of our external service providers, under which they generally provide services to us on a project-by-project basis.

Currently, our drug raw materials which support our clinical trials are manufactured by multiple suppliers. We have agreements for the supply of such drug materials with manufacturers or suppliers that we believe have sufficient capacity to meet our demands. In addition, we believe that adequate alternative sources for such supplies exist. However, there is a risk that, if supplies are interrupted, it would materially harm our business. We typically order raw materials and services on a purchase-order basis, and do not enter into long-term dedicated capacity or minimum supply arrangements. To date, the prices of our principal raw materials have not been volatile.

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

Competition

Our industry is highly competitive and subject to rapid and significant change. While we believe that our development and commercialization experience, scientific knowledge, and industry relationships provide us with competitive advantages, we face competition from pharmaceutical, medical device, and biotechnology companies, including specialty pharmaceutical companies, generic drug companies, academic institutions, government agencies, and research institutions.

In the field of RA, therapeutic approaches have traditionally relied on DMARDS such as MTX and sulphasalazine as first-line therapy. These oral drugs work primarily to suppress the immune system and, while effective in this regard, the suppression of the immune system leads to an increased risk of infections and other side effects. Accordingly, in addition to DMARDS, monoclonal antibodies targeting TNF, like AbbVie’s Humira, or IL- 6 like Roche’s Actemra, have been developed. These biologics, which must be delivered via injection, are currently the standard of care as first-line and second-line therapies for RA patients who have an inadequate response to DMARDS. In November 2012, Xeljanz, marketed by Pfizer, was approved by the FDA as an oral treatment of adult patients with RA who have had an inadequate response to, or who are intolerant to, MTX. Xeljanz was approved by the EMA in 2017. Olumiant, a once-daily JAK1/2 inhibitor, marketed by Lilly, was approved by the EMA for RA in 2017 and by the FDA in 2018. A JAK inhibitor called Rinvoq which received approval for use in RA from FDA and EMA in 2019 is marketed by AbbVie. Filgotinib, developed by us in collaboration with Gilead, is a preferential JAK1 inhibitor approved in 2020 for use in RA in Europe, and Japan. We expect that Jyseleca will compete with all of these therapies when marketed. If generic or biosimilar versions of these therapies are approved, we would also expect to compete against these versions of the therapies.

In the field of IBD, first line therapies are oral (or local) treatments with several low-cost generic compounds such as mesalamine, more effective in UC, and azathioprine, more effective in CD. Steroids such as budesonide are used in both UC and CD. For more advanced therapy, monoclonal antibodies with various targets such as TNF and more recently, integrins such as vedolizumab (Entyvio) are approved. We are also aware of other biologics currently approved or in clinical development for these indications, such as ustekinumab (Stelara), developed by Johnson & Johnson, which is approved for UC, and risankizumab (Skyrizi), developed by AbbVie. Celgene/BMS has a new oral therapy in development: ozanimod (Zeposia), filed for approval in UC and in Phase 3 in CD. Pfizer’s Xeljanz was approved by the FDA for UC in 2018. Abbvie’s Rinvoq completed a Phase 3 trial in UC and is currently in a Phase 3 trial in CD. The large number of treatments for UC, and somewhat fewer for CD, presents a substantial level of competition for any new treatment entering the IBD market.

In the field of Pso, patients with mild to moderate disease are often treated with corticosteroids or other conventional topical therapies such as Vitamin D, retinoids or light therapy. Patients with moderate to severe psoriasis or who do not respond well to conventional therapies are advised to switch to oral drugs or injectables to reduce skin inflammation. These therapies include methotrexate, or more effective biologics such as adalimumab (Humira), infliximab (Remicade), etanercept (Enbrel), ustekinumab (Stelara), certolizumab pegol (Cimzia), secukinumab (Cosentyx), brodalumab (Siliq), infliximab (Avsola/Inflectra/Renflexis), ixekizumab (Talz), guselkumab (Tremfya), risankizumab (Skyrizi). When severe psoriasis is not adequately treated, patients can develop PsA. In the field of PsA, similar treatments as for Pso are used; infliximab (Avsola/Inflectra/Renflexis), certolizumab pegol (Cimzia), abatacept (Orencia), golimumab (Simponi), ustekinumab (Stelara), ixekizumab (Taltz) and guselkumab (Tremfya). Oral medication used for PsA is tofacitinib (Xeljanz), approved in 2017 by the FDA and in 2018 by the EC, upadacitinib (Rinvoq) is currently under regulatory review for PsA at the EMA and FDA.

In the field of SLE, anti-inflammatory drugs like NSAIDS, corticosteroids, and methotrexate are commonly used to treat lupus symptoms such as fever, arthritis and pleurisy. Belimumab (Benlysta) is the only approved drug to treat lupus and lupus nephritis, and help control disease activity. Anifrolumab from AstraZeneca has been filed at the FDA and EMA for use in SLE, and voclosporin from Aurinia is submitted for approval for worldwide use. BIIB059 from Biogen succesfully completed a Phase 2 trial, dapirolizumab pegol from UCB/Biogen and obinutuzumab (Gazyva) from Roche are in Phase 3. In terms of oral medication, baricitinib (Olumiant) is in Phase 3 for SLE, tofacitinib (Xeljanz) and upadacitinib (Rinvoq) are in Phase 2.

In the field of Sjögren’s syndrome, cevimeline (Evoxac) is the only approved drug available.

In the field of AS, there are six therapies approved by FDA and the EC: etanercept (Enbrel), infliximab (Remicade), adalimumab (Humira), golimumab (Simponi), certolizumab (Cimzia), and secukinumab (Cosentyx), with a seventh approved by FDA, ixekizumab (Taltz). Tofacitinib (Xeljanz) and upadacitinib (Rinvoq) are currently under regulatory review for approval in AS. Despite the availability of these treatments, a significant number of AS patients do not achieve low disease activity today.

In the field of OA, there are currently no disease-modifying drugs approved. Current treatment involves weight loss, physical therapy, prednisolone, non-steroidal anti-inflammatory drugs, and pain management. Medivir announced in September 2017 that a Phase 2 trial in patients with knee OA with MIV-711, a cathepsin K inhibitor, demonstrated structural benefit. Sprifermin, a novel recombinant human fibroblast growth factor 18 being developed by Merck KGaA. In a Phase 2 trial published in 2018, sprifermin showed to be effective at increasing cartilage thickness in a dose-dependent manner in knee OA patients, with an acceptable safety profile. Samumed is conducting a Phase 3 program with lorecivivint, an intra-articular approach aimed at the wnt pathway in OA joints. Sanofi acquired lixisenatide, a nanobody aimed at ADAMTS-5, but its status is unknown at the time of publication.

In the field of IPF, there are two approved disease modifying drugs, pirfenidone (Esbriet), marketed by Roche, and nintedanib (Ofev), marketed by Boehringer Ingelheim. These drugs are not well tolerated by patients and prolong life for IPF patients by a matter of months, leaving an unmet medical need for those developing disease-modifying drugs in this field. Fibrogen is running Phase 3 trials with pamrevlumab in IPF patients. Liminal Biosciences announced a Phase 2b trial start following Phase 2 results with fezagepras (PBI-4050) in IPF patients.

In the field of SSc, nintedanib from Boehringer-Ingelheim received approval by the FDA (2019) and the EC (2020) for use in patients with systemic sclerosis associated interstitial lung disease (SSc-ILD). According to the company, approximately 25% of SSc patients develop significant pulmonary involvement within three years of diagnosis. Pirfenidone from Roche is currently also under assessment in a Phase 2 trial in systemic sclerosis in combination with Mycophenolate. Brodalumab from Kyowa Kirin is currently tested in a Phase 3 trial in patients with systemic sclerosis.

In the field of ADPKD, there is currently no cure. Symptoms like high blood pressure, pain and kidney stones are treated with conventional medication. In 2018, a first drug tolvaptan (Jynarque, Samsca) to slow down the growth of kidney cysts was approved for patients with rapidly progressing, chronic kidney disease. Bardoxolone from Reata Pharmaceuticals and lixivaptan from Palladio Biosciences are in Phase 3, venglustat from Sanofi/Genzyme and tesevatinib from Kadmon Corporation are in Phase 2 development. RGLS4326 from Regulus Therapeutics is currently being tested in a Phase 1b trial in ADPKD.

Many of our competitors have significantly greater financial, technical, and human resources than we have. Mergers and acquisitions in the pharmaceutical, medical device and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunity could be reduced or eliminated if our competitors develop or market products or other novel therapies that are more effective, safer, or less costly than our current or future product candidates, or obtain regulatory approval for their products more rapidly than we may obtain approval for our product candidates. Our success will be based in part on our ability to identify, develop, and manage a portfolio of product candidates that are safer and more effective than competing products.

Government regulation

Government regulation and product approval

Government authorities in the United States at the federal, state, and local level, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export, and import of products such as those we are developing.

U.S. regulation

U.S. drug development process

The process of obtaining regulatory approvals and compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, voluntary product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies, and formulation studies according to Good Laboratory Practices regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug for its intended use;

•	preparation and submission to the FDA of a new drug application, or NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP;

•	potential FDA audit of the clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Once a pharmaceutical product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as animal studies. An IND sponsor must submit the results of the preclinical tests together with manufacturing information, analytical data, and any available clinical data or literature, to the FDA as part of the IND. The sponsor must also include a protocol detailing, among other things, the objectives of the initial clinical trial, dosing procedures, subject selection, and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions related to a proposed clinical trial and places the trial on a clinical hold within that 30‑day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns or non-compliance, and may be imposed on all drug products within a certain class of drugs. The FDA also can impose partial clinical holds, for example, prohibiting the initiation of clinical trials of a certain duration or for a certain dose.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. These regulations include the requirement that all research subjects provide informed consent in writing before their participation in any clinical trial. Further, an institutional review board, or IRB, must review and approve the plan for any clinical trial before it commences at any institution, and the IRB must conduct continuing review and reapprove the study at least annually. An IRB considers, among other things, whether the risks to individuals participating in the clinical trial are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. Each new clinical protocol and any amendments to the protocol must be submitted for FDA review, and to the IRBs for approval.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•	Phase 1. The product is initially introduced into a small number of healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain early evidence on effectiveness. In the case of some products for severe or life- threatening diseases, especially when the product is suspected or known to be unavoidably toxic, the initial human testing may be conducted in patients.

•	Phase 2. Involves clinical trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage and schedule.

•	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit relationship of the product and provide an adequate basis for physician labeling.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. Within 15 calendar days after the sponsor determines that the information qualifies for reporting, written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk to humans, and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2, and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements, or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

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

U.S. review and approval processes

The results of product development, preclinical studies, and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug, proposed labeling, and other relevant information, are submitted to the FDA as part of an NDA for a new drug, requesting approval to market the product. The submission of an NDA is subject to the payment of a substantial user fee; although a waiver of such fee may be obtained under certain limited circumstances. For example, the agency will waive the application fee for the first human drug application that a small business or its affiliate submits for review. The sponsor of an approved NDA is also subject to an annual prescription drug product program fee.

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be re-submitted with the additional information. The re-submitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure the product’s identity, strength, quality, and purity. Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA may refer the NDA to an advisory committee for review, evaluation, and recommendation as to whether the application should be approved and under what conditions. An advisory committee is a panel of experts, including clinicians and other scientific experts, who provide advice and recommendations when requested by the FDA. The FDA is not bound by the recommendation of an advisory committee, but it considers such recommendations when making decisions.

The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA in its present form. The complete response letter usually describes all of the specific deficiencies that the FDA identified in the NDA that must be satisfactorily addressed before it can be approved. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application, or request an opportunity for a hearing.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages, or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings, or precautions be included in the product labeling. In addition, the FDA may require post-approval studies, including Phase 4 clinical trials, to further assess a drug’s safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. As part of the NDA, the FDA also may require the submission of a risk evaluation and mitigation strategy, or REMS, to ensure that the benefits of the drug outweigh the risks of the drug. The REMS plan could include medication guides, physician communication plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools. An assessment of the REMS must be conducted at set intervals. Following product approval, a REMS also may be required by the FDA if new safety information is discovered and the FDA determines that a REMS is necessary to ensure that the benefits of the drug outweigh the risks of the drug.

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

Accelerated approval

Under FDA’s accelerated approval regulations, the FDA may approve a drug product for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a marker, such as a measurement of laboratory or clinical signs of a disease or condition that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of post-approval clinical trials sometimes referred to as Phase 4 trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

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

Post-approval requirements

Any products which we receive FDA approval for are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements, and complying with FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. Further, manufacturers must continue to comply with cGMP requirements, which are extensive and require considerable time, resources, and ongoing investment to ensure compliance. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Manufacturers and other entities involved in the manufacturing and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. The cGMP requirements apply to all stages of the manufacturing process, including the production, processing, sterilization, packaging, labeling, storage, and shipment of the product. Manufacturers must establish validated systems to ensure that products meet specifications and regulatory standards, and test each product batch or lot prior to its release. We rely, and expect to continue to rely, on third parties for the production of clinical quantities of our product candidates. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production, or distribution, or may require substantial resources to correct.

The FDA may withdraw a product approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Newly discovered or developed safety or effectiveness data may require changes to a drug’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures, including a REMS, or the conduct of post-marketing studies to assess a newly discovered safety issue. FDA has authority to require post-market studies, in certain circumstances, on reduced effectiveness of a drug, and FDA may require labeling changes related to new reduced effectiveness information. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, untitled or warning letters, holds on clinical trials, voluntary product recalls, product seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions, or civil or criminal penalties.

From time to time, legislation is drafted, introduced, and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations, guidances, and policies are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether further legislative or FDA regulation or policy changes will be enacted or implemented and what the impact of such changes, if any, may be.

Patent term restoration and marketing exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application, less any time the applicant did not act with due diligence. Only one patent applicable to an approved drug is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent terms extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration dates, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA; however, there can be no assurance that any such extension will be granted to us.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

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

Pediatric information

Under the Pediatric Research Equity Act of 2003, or PREA, as amended, NDAs or supplements to NDAs must contain data adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDCA requires that a sponsor who is planning to submit a marketing application for a drug product that includes a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration to submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of data or full or partial waivers. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials, and/or other clinical development programs. Generally, the requirements of PREA do not apply to an application to market a drug for an orphan-designated indication.

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

Pharmaceutical coverage, pricing and reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we may obtain regulatory approval. In the United States, sales of any products for which we may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payers. Third-party payers include government programs such as Medicare and Medicaid, managed care providers, private health insurers, and other organizations. The process for determining whether a payer will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payer will pay for the drug product. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payers tend to follow CMS to a substantial degree. Third-party payers may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Moreover, a payer’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Third-party payers are increasingly challenging the price and examining the medical necessity and cost- effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of any products, in addition to the costs required to obtain regulatory approvals. Factors payers consider in determining reimbursement are based on whether the product is:

o  a covered benefit under its health plan;
o  safe, effective and medically necessary;
o  appropriate for the specific patient;
o  cost-effective; and
o  neither experimental nor investigational.

Our product candidates may not be considered medically necessary or cost-effective. If third-party payers do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the Affordable Care Act, contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries, and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

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

 Other healthcare laws and compliance requirements

If we obtain regulatory approval of our products, we may be subject to various federal and state laws targeting fraud, waste, and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing, and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The U.S. laws that may affect our ability to operate include:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;
•	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money to the federal government; in addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the U.S. False Claims Act;
•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and its implementing regulations, which created federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;
•	the federal transparency laws, including the provision of the Affordable Care Act commonly referred to as the federal Physician Payment Sunshine Act, that requires applicable manufacturers of covered drugs to disclose payments and other transfers of value provided to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors), physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and teaching hospitals and physician ownership and investment interests;
•	the Foreign Corrupt Practices Act, or FCPA, prohibits companies and their intermediaries from making, or offering or promising to make improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment;
•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and
•	state law and foreign jurisdiction equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, in the event we obtain regulatory approval for any one of our products, it is possible that some of our business activities could be subject to challenge and may not comply under one or more of such laws, regulations, and guidance. Law enforcement authorities are increasingly focused on enforcing fraud and abuse laws, and it is possible that some of our practices may be challenged under these laws. Violations of these laws can subject us to administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment, reputational harm, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Efforts to ensure that our current and future business arrangements with third parties, and our business generally, will comply with applicable healthcare laws and regulations will involve substantial costs.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

The Affordable Care Act broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes contained within 42 U.S.C. § 1320a‑7b. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act provides that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act or the civil monetary penalties statute. On December 2, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to an order entered by the U.S. District Court for the District of Columbia, the portion of the rule eliminating safe harbor protection for certain rebates related to the sale or purchase of a pharmaceutical product from a manufacturer to a plan sponsor under Medicare Part D has been delayed to January 1, 2023. Further, implementation of this change and new safe harbors for point-of-sale reductions in price for prescription pharmaceutical products and pharmacy benefit manager service fees are currently under review by the Biden administration and may be amended or repealed.

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

Patient Protection and Affordable Care Act

In March 2010, the Patient Protection and Affordable Care Act, or the Affordable Care Act, was enacted, which includes measures that have or will significantly change the way health care is financed by both U.S. governmental and private insurers. Among the provisions of the Affordable Care Act of greatest importance to the pharmaceutical industry are the following:

•	The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The Affordable Care Act made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of average manufacturer price, or AMP, and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The Affordable Care Act also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by expanding the population potentially eligible for Medicaid drug benefits. In addition, the Affordable Care Act provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program.

•	In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. The Affordable Care Act expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

•	The Affordable Care Act imposed a requirement on manufacturers of branded drugs to provide a 70% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (increased from 50% pursuant to the Bipartisan Budget Act of 2018, effective as of 2019).

•	The Affordable Care Act imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

•	The federal Physician Payment Sunshine Act, created under the Affordable Care Act, requires pharmaceutical manufacturers to track certain financial arrangements with physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any ownership and investment interests held by physicians and their immediate family members. Manufacturers annually report this information to Centers for Medicaid and Medicare Services, or CMS, and the information is publicly available in a searchable format on a CMS website.

•	A Patient-Centered Outcomes Research Institute was established pursuant to the Affordable Care Act to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

•	The Affordable Care Act established the Center for Medicare and Medicaid Innovation within CMS, which is charged with testing new, innovative payment and service delivery models.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court and members of Congress have introduced several pieces of legislation aimed at significantly revising or repealing the ACA. The United States Supreme Court is expected to rule on a legal challenge to the constitutionality of the ACA in early 2021. The implementation of the ACA is ongoing, the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results.

There have been several recent U.S. congressional inquiries, as well as proposed and adopted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs and biologics. The U.S. Department of Health and Human Services, or HHS, has already implemented certain measures. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020. Further, the Biden administration may choose to challenge, reverse, revoke, or otherwise regulatory actions taken by the previous administration.

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

European Union regulation

Brexit

The United Kingdom (UK) formally left the European Union (EU) on January 31, 2020 and became a third country. During a transition period from February 1, 2020 to December 31, 2020, EU pharmaceutical law continued to apply to the UK. From January 1, 2021, EU pharmaceutical law applies to the UK in respect of Northern Ireland only. As a consequence of Brexit, the EMA relocated from London to Amsterdam in March 2019. This is line with Regulation (EU) 2018/1718, which covers the EMA's location and seat. The EMA continued to operate in accordance with the timelines set by its rules and regulations throughout the Brexit process and its relocation.

As of January 1, 2021, EU pharmaceutical law as laid out in the ‘acquis communautaire’ applies to and in the UK in respect of Northern Ireland only, pursuant to the Northern Ireland Protocol. The Protocol forms part of the withdrawal agreement concluded by the EU and the UK that established the terms of the UK's withdrawal from the EU. Since the regulatory framework in the UK covering the quality, safety and efficacy of medicinal products, clinical trials, marketing authorization, commercial sales and distribution of medicinal products is derived from EU Directives and Regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the UK, as UK legislation now has the potential to diverge from EU legislation. It remains to be seen how Brexit will impact regulatory requirements for product candidates and products in the UK in the long-term. The MHRA, the UK medicines and medical devices regulator, has recently published detailed guidance for industry and organizations to follow from January 1, 2021 now the transition period is over, which will be updated as the UK’s regulatory position on medicinal products evolves over time.

Regulation in Europe

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

Clinical trials

As is the case in the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. The Clinical Trials Directive 2001/20/EC, as amended, provides a system for the approval of clinical trials in the European Union via implementation through national legislation of the Member States. Under this system, approval must be obtained from the national competent authorities of the European Union Member States in which the clinical trial is to be conducted. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application, which must be supported by an investigational medicinal product dossier with supporting information prescribed by the Clinical Trials Directive and corresponding national laws of the Member States and further detailed in applicable guidance documents. A clinical trial may only be undertaken if provision has been made for insurance or indemnity to cover the liability of the investigator or sponsor. In certain countries, the sponsor of a clinical trial has a strict (faultless) liability for any (direct or indirect) damage suffered by trial subjects. The sponsor of a clinical trial, or its legal representative, must be based in the European Economic Area. European regulators and ethics committees also require the submission of adverse event reports during a study and a copy of the final study report.

The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It is expected that the new Regulation will apply following confirmation of full functionality of the Clinical Trials Information System (CTIS), the centralized EU portal and database for clinical trials foreseen by the Regulation, through an independent audit, currently expected to occur in December 2021. The new Regulation will be directly applicable in all Member States (and so does not require national implementing legislation in each Member State), and aims at simplifying and streamlining the approval of clinical studies in the EU, for instance by providing for a streamlined application procedure via a single point and strictly defined deadlines for the assessment of clinical study applications.

Marketing approval

Marketing approvals under the European Economic Area (EEA) (comprising the EU Member States plus Norway, Iceland and Liechtenstein) may be obtained through a centralized, mutual recognition or decentralized procedure. The centralized procedure results in the grant of a single marketing authorization that is valid throughout the EEA.

Pursuant to Regulation (EC) No. 726/2004, as amended, the centralized procedure is mandatory for certain drugs, including those developed by means of specified biotechnological processes, advanced therapy medicinal products (gene therapy, somatic cell therapy, and tissue-engineered products), drugs for human use containing a new active substance for which the therapeutic indication is the treatment of specified diseases, including but not limited to acquired immune deficiency syndrome, cancer, diabetes, neurodegenerative disorders, auto-immune diseases and other immune dysfunctions, as well as drugs designated as orphan drugs. The Committee for Medicinal Products for Human Use, or CHMP, of the EMA also has the discretion to permit other products to use the centralized procedure if it considers them sufficiently innovative or they contain a new active substance or they may be of benefit to public health at the Community level.

In the marketing authorization application, or MAA, the applicant has to properly and sufficiently demonstrate the quality, safety, and efficacy of the drug. Under the centralized approval procedure, the CHMP, possibly in conjunction with other committees, is responsible for drawing up the opinion of the EMA on any matter concerning the admissibility of the files submitted in accordance with the centralized procedure, such as an opinion on the granting, variation, suspension or revocation of a marketing authorization, and pharmacovigilance.

The CHMP and other committees are also responsible for providing guidelines and have published numerous guidelines that may apply to our product candidates. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of drug products and may include, among other things, the preclinical studies required in specific cases; and the manufacturing and control information that should be submitted in a MAA; and post-approval measures required to monitor patients and evaluate the long-term efficacy and potential adverse reactions. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain approval for any of our product candidates. Following Article 6(3), first subparagraph, of Regulation (EC) No. 726/2004, the maximum timeframe for the evaluation of an MAA by the CHMP under the centralized procedure is 210 days after receipt of a valid application, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of a MA application considerably beyond 210 days. When an application is submitted for a marketing authorization in respect of a drug which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days (not including clock stops), according to Article 14(9) of Regulation (EC) No. 726/2004, but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

If the CHMP concludes that the quality, safety, and efficacy of the product are sufficiently proven, it adopts a positive opinion. This is sent to the European Commission which drafts a decision. After consulting with the Member States, the European Commission adopts a decision and grants a marketing authorization, which is valid for the whole of the EEA. The marketing authorization may be subject to certain conditions, which may include, without limitation, the performance of post-authorization safety and/or efficacy studies. Pursuant to Regulation (EC) No. 726/2004, a new marketing authorization is valid for five years and may be renewed for an unlimited period on the basis of a re-evaluation of the risk-benefit balance after submission of a consolidated version of the initial marketing authorization application in addition to the pharmacovigilance data reported and all variations introduced since granting of the marketing authorization. The marketing authorization shall cease to be valid if the grant of such marketing authorization is not followed by the actual launch of the product on the market within three years or, if the product is no longer available on the market for three consecutive years.

Now that the UK (which comprises Great Britain and Northern Ireland) has left the EU, Great Britain will no longer be covered by centralized marketing authorizations (under the Northern Irish Protocol, centralized marketing authorizations will continue to be recognized in Northern Ireland). All medicinal products with a current centralized marketing authorization were automatically converted to Great Britain marketing authorizations on January 1, 2021. For a period of two years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, the UK medicines regulator, may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a new Great Britain marketing authorization. A separate application will, however, still be required.

European Union legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No. 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, innovative medicinal products approved on the basis of a complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents generic or biosimilar applicants from referencing the innovator’s pre-clinical or clinical trials data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization, for a period eight years from the date on which the reference product was first authorized in the EEA. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be an innovative medicine and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of 10 years of orphan market exclusivity limited to the therapeutic indication for which orphan designation has been obtained—see also “—Orphan Drug Regulation.” Depending upon the timing and duration of the EU marketing authorization process, products may be eligible for up to five years’ supplementary protection certification, or SPC, pursuant to Regulation (EC) No. 469/2009. Such SPCs extend the rights under the basic patent for the drug.

Additional rules apply to medicinal products for pediatric use under Regulation (EC) No. 1901/2006. Potential incentives include a six-month extension of any supplementary protection certificate granted pursuant to Regulation (EC) No. 469/2009, however, not in cases in which the relevant product is designated as an orphan medicinal product pursuant to Regulation (EC) No. 141/2000, as amended. Instead, medicinal products designated as orphan medicinal products may enjoy an extension of the ten-year market exclusivity period granted under Regulation (EC) No. 141/2000 to twelve years subject to the conditions applicable to orphan drugs.

Orphan drug regulation

In the EEA, Regulation (EC) No. 141/2000, as amended, states that a drug will be designated as an orphan drug if its sponsor can establish:

•	that (i) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition;
•	(ii) either such condition affects not more than five in ten thousand persons in the EU when the application is made, or where without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment in its development; and
•	(iii)there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the drug will be of significant benefit to those affected by that condition.

Regulation (EC) No. 847/2000 sets out further provisions for implementation of the criteria for designation of a drug as an orphan drug. An application for the designation of a drug as an orphan drug must be submitted at any stage of development of the drug before filing of a marketing authorization application.

If an EEA-wide centralized marketing authorization in respect of an orphan drug is granted or if all the EEA Member States have granted marketing authorizations in accordance with the procedures for mutual recognition, the EMA and the Member States will not, for a period of 10 years, accept another application for a marketing authorization, or grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indication, in respect of a ”similar medicinal product”. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. This period may however be reduced to six years if, at the end of the fifth year, it is established, with respect to the drug concerned, that the criteria for orphan drug designation are no longer met, such as when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity (cfr. Article 8(s) of Regulation (EC) No. 141/200). Notwithstanding the foregoing, Regulation (EC) No. 141/2000 states that a marketing authorization may be granted, for the same therapeutic indication, to a similar medicinal product if:

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

Pediatric investigation plan

An application for marketing authorization of a medicinal product for human use which is not yet authorized in the EEA shall be considered valid only if it includes a Pediatric Investigation Plan, or PIP, according to Regulation (EC) No. 1901/2006, unless a waiver or deferral applies (for example if the disease or condition for which the product is intended occurs only in adult populations). The PIP or the application for waiver shall be submitted with a request for agreement, except in duly justified cases, early during the product development phase and not later than upon completion of the human pharmacokinetic studies in healthy subjects. In any case, submission of the PIP cannot be after initiation of pivotal trials or confirmatory (Phase 3) trials. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought.

The Pediatric Committee, or PDCO, a scientific committee of the EMA, shall assess the content of any PIP, waivers and deferrals for a medicinal product submitted to it in accordance with the regulation on medicinal products for pediatric use and formulate an opinion thereon.

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

Advertising

In the European Union, the promotion of prescription medicines is subject to intense regulation and control, including EU and national legislation as well as self-regulatory codes (industry codes). Advertising legislation inter alia includes a prohibition on direct-to-consumer advertising of prescription only medicinal products. All prescription medicines advertising must be consistent with the product’s approved summary of product characteristics, and must be factual, accurate, balanced and not misleading. Advertising of prescription medicines to healthcare professionals pre-approval or off-label is not allowed.

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

Glossary of terms

Glossary of terms, to be read only in conjunction with this annual report.

100 points clinical response	Percentage of patients achieving a 100-point decrease in CDAI score during a clinical trial in CD patients

ACR	American College of Rheumatology

ACR20 (ACR 20/50/70)

American College of Rheumatology 20% response rate signifies a 20% or greater improvement in the number of swollen and tender joints as well as a 20% or greater improvement in three out of five other disease-activity measures. ACR50 and ACR70 reflect the same, for 50% and 70% response rates, respectively

ADAMTS-5	ADAMTS-5 is a key enzyme involved in cartilage breakdown (Larkin 2015)

Adenovirus	A common virus that causes cold-like symptoms and is used as a research tool for the lab in the discovery of new drugs

ADPKD	Autosomal dominant polycystic kidney disease, a disease where typically both kidneys become enlarged with fluid-filled cysts, leading to kidney failure. Other organs may be affected as well

ADS	American Depositary Share; Galapagos has a Level 3 ADS listed on Nasdaq with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV

AFM	Dutch Authority for the Financial Markets

Anemia	Condition in which the patient has an inadequate number of red blood cells to carry oxygen to the body’s tissues

Ankylosing spondylitis (AS)

AS is a systemic, chronic, and progressive spondyoloarthropathy primarily affecting the spine and sacroiliac joints, and progressing into severe inflammation that fuses the spine, leading to permanent painful stiffness of the back

Anti-TNF	Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF

Assays	Laboratory tests to determine characteristics

Atopic dermatitis (AtD)	Also known as atopic eczema, atopic dermatitis is a common pruritis inflammatory condition affecting the skin, which most frequently starts in childhood

ATS	ATS, the American Thoracic Society improves global health by advancing research, patient care, and public health in pulmonary disease, critical illness, and sleep disorders

Attrition rate	The historical success rate for drug discovery and development, based on publicly known development paths. Statistically seen, investment in at least 12 target-based programs is required to ensure that at least one of these will reach a Phase 3 study. Most new drug R&D programs are discontinued before reaching Phase 3 because they are not successful enough to be approved

Autotaxin (ATX)	An enzyme important for generating the signaling molecule lypophosphatidic acid (LPA). Ziritaxestat targets autotaxin for IPF and SSc

BID dosing	Twice-daily dosing (bis in die)

Bioavailability	Assessment of the amount of product candidate that reaches a body’s systemic circulation after (oral) administration

Biomarker	Substance used as an indicator of a biological process, particularly to determine whether a product candidate has a biological effect

Black & Scholes model	A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and subscription rights

Bleomycin model	A preclinical model involving use of bleomycin (a cancer medication) to induce IPF symptoms

Bridging trial

Clinical trial performed to "bridge" or extrapolate one dataset to that for another situation, i.e. to extrapolate data from one population to another for the same drug candidate, or to move from IV to subcutaneous dosing

CALOSOMA	Phase 1 program with GLPG3970 in psoriasis

Cash position	Current financial investments and cash and cash equivalents

CDAI	Crohn’s Disease Activity Index, evaluating patients on eight different factors, each of which has a pre-defined weight as a way to quantify the impact of CD

CDAI remission	In the FITZROY trial, the percentage of patients with CD who showed a reduction of CDAI score to <150

CFTR	Cystic fibrosis transmembrane conductance regulator (CFTR) is a membrane protein and chloride channel in vertebrates that is encoded by the CFTR gene. It is hypothesized that inhibition of the CFTR channel might reduce cyst growth and enlargement for patients with ADPKD. GLPG2737 is a CFTR inhibitor

CHIT1/AMCase	Chitotriosidase (CHIT1) is a protein coding gene, and AMCase is an inactive acidic mamalian chitinase. CHIT1 is predominantly involved in macrophage activation. Inhibition of chitinase activity translates into a potential therapeutic benefit in lung diseases like IPF, as shown in preclinical models. GLPG4716 is a CHIT1/AMCase inhibitor targeting a key pathway in tissue remodeling

CHMP	Committee for Medicinal Products for Human Use is the European Medicines Agency's (EMA) committee responsible for human medicines and plays a vital role in the authorization of medicines in the European Union (EU)

CIR	Crédit d’Impôt Recherche, or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris

Clinical Proof of Concept (PoC)	Point in the drug development process where the product candidate first shows efficacy in a therapeutic setting

Compound	A chemical substance, often a small molecule with drug-like properties

Contract research organization (CRO)	Organization which provides drug discovery and development services to the pharmaceutical, biotechnology and medical devices industry

Corticosteroids	Any of a group of steroid hormones produced in the adrenal cortex or made synthetically. They have various metabolic functions and some are used to treat inflammation

Crohn’s disease (CD)	An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel

Complete Response Letter (CRL)	A letter send by the FDA to indicate that the review cycle for an application is complete and the application is not ready for approval in its present form

CRP	C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation

Cystic fibrosis (CF)	A life-threatening genetic disease that affects approximately 80,000 people worldwide. Although the disease affects the entire body, difficulty breathing is the most serious symptom as a result of clogging of the airways due to mucus build-up and frequent lung infections

Cytokine	A category of small proteins which play important roles in signaling in processes in the body

DARWIN	Phase 2 program for filgotinib in RA. DARWIN 1 explored three doses, in twice-daily and once-daily administration, for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three once-daily doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double-blind, placebo-controlled trials which recruited approximately 900 patients globally and for which results were reported in 2015. DARWIN 3 is a long term extension trial in which all patients are on 200 mg filgotinib, except for U.S. males who are on 100 mg. The week 156 results from DARWIN 3 were reported in 2019

DDI study	Drug-drug interaction study. This type of study will assess if there is a change in the action or side effects of a drug caused by concomitant administration with another drug

Deep venous thrombosis (DVT)	The formation of one or more blood clots in one of the body's large veins, most commonly in the lower limbs. The blood clots can travel to the lung and cause a pulmonary embolism

Degradation	The process by which proteins are lost through the use of drugs such as PROTACs or small molecules

Development

All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates

Discovery	Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates

Disease-modifying	Addresses the disease itself, modifying the disease progression, not just the symptoms of the disease

DIVERGENCE	Phase 2 programs with filgotinib in Crohn's disease. DIVERGENCE 1 was an exploratory study in small bowel CD and DIVERGENCE 2 in fistulizing CD

DIVERSITY	Phase 3 program evaluating filgotinib in CD

DLCO	DLCO (diffusion capacity of the lung for carbon monoxide) is the extent to which oxygen passes from the air sacs of the lungs into the blood. This is measured in IPF patients

DMARDs	Disease modifying anti rheumatic drugs; these drugs address the disease itself rather than just the symptoms

Dose-range finding study	Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies

Double-blind	Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated

Efficacy	Effectiveness for intended use

EMA	European Medicines Agency, in charge of European market authorization of new medications

Endoscopy	A non-surgical procedure involving use of an endoscope to examine a person’s digestive tract

EQUATOR	A Phase 2 trial with filgotinib in psoriatic arthritis patients

Esbriet	An approved drug (pirfenidone) for IPF, marketed by Roche

Fast Track	A designation by the FDA of an investigational drug for expedited review to facilitate development of drugs which treat a serious or life-threatening condition and fill an unmet medical need

FDA	The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications

Fee-for-service	Payment system where the service provider is paid a specific amount for each procedure or service performed

Fibrotic score	The Ashcroft fibrotic score involves measuring pulmonary fibrosis through examination of histopathology tissue

FIH	First-in-human clinical trial, usually conducted in healthy volunteers with the aim to assess the safety, tolerability and pharmacokinetics of the product candidate

Filgotinib

Formerly known as GLPG0634, commercial name is Jyseleca. Small molecule preferential JAK1 inhibitor, approved in RA in Europa and Japan. In the U.S. a CRL was received in RA. Application for approval for ulcerative colitis was filed in Europe. Filgotinib is partnered with Gilead. for the development and commercialization of filgotinib in a number of diseases. Filgotinib currently is in Phase 3 trials in CD

FINCH	Phase 3 program evaluating filgotinib in RA

Fistulizing CD

Fistulae are inflammatory tracts that most often occur between the distal colon and the perianal region. Fistulae are one of the most severe sequelae of luminal CD and the lifetime risk of occurrence is close to 50% of those with active CD

FITZROY	A double-blind, placebo controlled Phase 2 trial with filgotinib in 177 CD patients for up to 20 weeks. Full results were published in The Lancet in 2016

FLORA	A double-blind, placebo-controlled exploratory Phase 2a trial with ziritaxestat in up to 24 IPF patients; topline results were reported in August 2017

FORM 20-F	Form 20-F is an SEC filing submitted to the US Securities and Exchange Commission

FRI	Functional respiratory imaging is a technology which enhances 3D visualization and quantification of a patient’s airway and lung geometry

FSMA	The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten

FTE	Full-time equivalent; a way to measure an employee’s involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project

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

Genome	An organism's complete set of genetic information needed to build that organism and allow it to grow and develop

GLIDER	Phase 2 Proof of Concept trial with SIK2/SIK3 inhibitor GLPG3970 in Sjögren's syndrome

GLPG0555	A JAK1 inhibitor currently in Phase 1b in osteoarthritis

GLPG0634	Molecule number currently known as filgotinib and Jyseleca

GLPG1205	A GPR84 inhibitor discovered by us. We reported topline results in 2020 from the PINTA Phase 2 patient trial with GLPG1205 in IPF

GLPG1690	Autotaxin inhibitor discovered by us and currently known as ziritaxestat. All development with ziritaxestat was discontinued in February 2021

GLPG1972/S201086

GLPG1972/S201086, also referred to as GLPG1972, is part of the OA collaboration with Servier. Galapagos and Servier reported there was no signal of activity in the ROCCELLA global Phase 2b trial with GLPG1972/S201086

GLPG2737	A compound currently in Phase 2 in PKCD. This compound is part of the CF collaboration with AbbVie but Galapagos regained rights outside of CF

GLPG3121	A compound currently in Phase 1 targeting JAK1/TYK2 directed toward inflammation

GLPG3312	A SIK1/SIK2/SIK3 inhibitor directed towards inflammation (IBD). Work on this molecule is discontinued

GLPG3667	A TYK2 kinase inhibitor discovered by us, currently in Phase 1b in psoriasis

GLPG3970	A SIK2/SIK3 inhibitor currently in multiple Phase 2 Proof of Concept studies. Currently the lead molecule in the Toledo program

GLPG4059	A compound currently in Phase 1 with undisclosed mode of action directed toward metabolic diseases

GLPG4399	A SIK3 inhibitor currently in the preclinical phase directed toward inflammation

GLPG4586	A compound with undisclosed mode of action currently in the preclinical phase directed toward fibrosis. This is the first preclinical candidate to emerge from the collaboration with Fibrocor

GLPG4605	A SIK2/SIK3 inhibitor in the preclinical phase, currently directed toward fibrosis

GLPG4716	A chitinase inhibitor inlicensed from OncoArendi, directed toward fibrosis

GLPG4876	A SIK2/SIK3 inhibitor in the preclinical phase, currently directed toward inflammation

GPR84 inhibitor	Drug candidate aimed at inhibiting or blocking G-protein coupled receptor 84. GLPG1205 is a GPR84 inhibitor aimed at IPF

G&A expenses	General & administrative expenses

HDL

High-density lipoprotein. HDL scavenges and reduces low-density lipoprotein (LDL) which contributes to heart disease at high levels. High levels of HDL reduce the risk for heart disease, while low levels of HDL increase the risk of heart disease

Hemoglobin	A protein inside red blood cells that carries oxygen from the lungs to tissues and organs in the body and carries carbon dioxide back to the lungs

Histology	Study of the microscopic structures of tissues

Histopathology	Microscopic examination of tissues for manifestations of a disease

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

In vitro	Studies performed with cells outside their natural context, for example in a laboratory

In vivo	Studies performed with animals in a laboratory setting

IPF

Idiopathic pulmonary fibrosis. A chronic and ultimately fatal disease characterized by a progressive decline in lung function. Pulmonary fibrosis involves scarring of lung tissue and is the cause of shortness of breath. Fibrosis is usually associated with a poor prognosis. The term “idiopathic” is used because the cause of pulmonary fibrosis is still unknown

ISABELA	Phase 3 clinical program investigating ziritaxestat in IPF patients. All development with ziritaxestat was discontinued in February 2021

JAK

Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a preferential JAK1 inhibitor

Jyseleca®	Jyseleca® is the brand name for filgotinib

LADYBUG	Phase 2 program with GLPG3970 in rheumatoid arthritis

LDL	Low-density lipoprotein. LDL contributes to heart disease at high levels

Lipoprotein

Lipoproteins are substances made of protein and fat that carry cholesterol through your bloodstream. There are two main types of cholesterol: High-density lipoprotein (HDL), or "good" cholesterol and Low-density lipoprotein (LDL), or "bad" cholesterol

Liver enzymes	Inflamed or injured liver cells secrete higher than normal amounts of certain chemicals, including liver enzymes, into the bloodstream

LPA	Lysophosphatidic acid (LPA) is a signaling molecule involved in fibrosis

Lymphocyte	Type of white blood cell that is part of the immune system

MACE	Major adverse cardiovascular events; a composite endpoint frequently used in cardiovascular research

MANTA	A Phase 2 semen parameter trial with filgotinib in male patients with CD or UC

MANTA-RAy	Phase 2 semen parameter trial with filgotinib in male patients with RA, PsA, or AS

MHLW	Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications

Milestone	Major achievement in a project or program; in our alliances, this is usually associated with a payment

Modulation	The process by which the function of proteins is changed through the use of drugs such as small molecules, peptides, antibodies or cell therapy

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

NK cells	Natural killer cells, type of white blood cell with granules of enzymes which can attack tumors or viruses

NOVESA	A Phase 2 trial to evaluate ziritaxestat in systemic sclerosis (SSc). All development with ziritaxestat was discontinued in February 2021

Ofev	An approved drug (nintedanib) for IPF, marketed by Boehringer Ingelheim

Oligonucleotide	Short DNA or RNA molecule that can be used as research tools or therapeutic drug to change protein expression

Oral dosing	Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form

Osteoarthritis (OA)	The most common form of arthritis, usually occurring after middle age, marked by chronic breakdown of cartilage in the joints leading to pain, stiffness, and swelling

Outsourcing	Contracting work to a third party

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

Product candidate

Substance that has satisfied the requirements of early preclinical testing and has been selected for development, starting with formal preclinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans

Proof of Concept (POC)

A clinical trial in which first evidence for efficacy of a candidate drug is gathered. A Proof of Concept trial is usually with a small number of patients and for short duration to get a first impression of drug activity

Proof of Concept study	Phase 2 patient study in which activity as well as safety in patients is evaluated, usually for a new mechanism of action

PROTAC	Proteolysis targeting chimera, a special small molecule capable of removing unwanted proteins that play a role in disease processes

Psoriasis	A chronic skin disease which results in scaly, often itchy areas in patches.

Psoriatic arthritis (PsA)

Psoriatic arthritis or PsA is an inflammatory form of arthritis, affecting up to 30% of psoriasis patients. Psoriatic arthritis can cause swelling, stiffness and pain in and around the joints, and cause nail changes and overall fatigue

Pulmonary embolism	A blockage in one of the pulmonary arteries in the lungs

QD dosing	Once-daily dosing (qd from the Latin quaque die)

R&D operations	Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners

Replication	The process by which DNA is copied to produce two identical DNA molecules during the process of cell division

Rheumatoid arthritis (RA)	A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability

ROCCELLA

Global Phase 2b trial, together with our collaboration partner Servier, with GLPG1972/S201086 (GLPG1972) in osteoarthritis (OA). In 2020, Galapagos and Servier reported that no signal of efficacy was found in the ROCCELLA trial, and have stopped further development of GLPG1972 in this indication

SEA TURTLE	Phase 2 program with GLPG3970 in ulcerative colitis

SEC	Securities and Exchange Commission in the US

Screening	Method usually applied at the beginning of a drug discovery campaign, where a target is tested in a biochemical assay against a series of small molecules or antibodies to obtain an initial set of “hits” that show activity against the target. These hits are then further tested or optimized

SELECTION	Phase 3 program evaluating filgotinib in UC patients

SES-CD scores	Simple endoscopic score for CD, involving review of five pre-defined bowel segments, assigning values from 0 (unaffected) to 3 (highly affected)

Short interfering RNA	A research tool that is used to silence the activity of specific genes

SIK	Salt-inducible kinase. This is the target family for the portfolio of molecules in the Toledo program

Sjögrens syndrome	Sjögren’s Syndrome is a systemic inflammatory disease which can be felt throughout the body, often resulting in chronic dryness of the eyes and mouth

Small bowel CD (SBCD)	CD causes chronic inflammation and erosion of the intestines. It can affect different regions of gastrointestinal tract including the stomach and small and large intestines. While isolated SBCD is an uncommon presentation of CD, involvement of some portion of the small bowel, particularly the ileum, is common

Statin	Statins are a class of lipid-lowering medications that reduce illness and mortality in those who are at high risk of cardiovascular disease. They are the most common cholesterol-lowering drugs. Low-density lipoprotein (LDL) carriers of cholesterol play a key role in the development of atherosclerosis and coronary heart disease via the mechanisms described by the lipid hypothesis

Systemic lupus erythematosus	An autoimmune disease, with systemic manifestations including skin rash, erosion of joints or even kidney failure.

Systemic sclerosis (SSc)	Systemic sclerosis (SSc) or scleroderma is an autoimmune disease. One of the most visible manifestations is hardening of the skin. In diffuse cutaneous SSc, which has one of the highest mortality rates among rheumatic diseases, fibrosis occurs in multiple organs, such as the lung

S&M expenses	Sales and marketing expenses

TAPINOMA	Phase 2 Proof of Concept trial with SIK2/SIK3 inhibitor GLPG3970 in SLE

Target	Proteïn that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine

Target discovery	Identification and validation of proteins that have been shown to play a role in a disease process

TEAE	Treatment Emergent Adverse Event, is any event not present prior to the initiation of the treatments or any event already present that worsens in either intensity or frequency following exposure to the treatments

Technology access fee	License payment made in return for access to specific technology (e.g. compound or virus collections)

Toledo	Toledo is the program name for the target family of SIK inhibitors

Topical corticosteroids	Corticosteroids which are administered through the skin using an ointment

Transcription	The process of making an RNA copy of a DNA gene sequence

Translation	The process by which a protein is synthetized from mRNA

TYK	Tyrosine kinase is an enzyme that can transfer a phosphate group from ATP to the tyrosine residues of specific proteins inside a cell. It functions as an "on" or "off" switch in many cellular functions. Tyrosine kinases belong to a larger class of enzymes known as protein kinases which also attach phosphates to other amino acids such as serine and threonine. GLPG3667 is a reversible and selective TYK2 kinase domain inhibitor

Ulcerative colitis (UC)	UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract)

Uveitis	Uveitis is the term that refers to inflammation inside the eye. This inflammation can be caused by infection, autoimmune reaction, or by conditions confined primarily to the eye

Venous thrombotic events	When a blood clot breaks loose and travels in the blood, this is called a venous thromboembolism (VTE). The abbreviation DVT/PE refers to a VTE where a deep vein thrombosis (DVT) has moved to the lungs (PE or pulmonary embolism)

Ziritaxestat	Formerly known as GLPG1690. Ziritaxestat is a novel drug candidate targeting autotaxin; all development with ziritaxestat was discontinued in February 2021

C. Organizational structure.

As of December 31, 2020, we had 14 subsidiaries. The following table sets out for each of our subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Country of incorporation	Percentage ownership and voting interest
Fidelta d.o.o.	Croatia	100%
Galapagos B.V.	The Netherlands	100%
Galapagos GmbH	Switzerland	100%
Galapagos, Inc.	United States	100%
Galapagos SASU	France	100%
Galapagos Biotech Ltd.	United Kingdom	100%
Galapagos Real Estate Belgium BV	Belgium	100%
Xenometrix, Inc. in liquidation	United States	100%
Galapagos Biopharma Belgium BV	Belgium	100%
Galapagos Biopharma Netherlands B.V.	The Netherlands	100%
Galapagos Biopharma Spain S.L.U	Spain	100%
Galapagos Biopharma Italy S.r.l.	Italy	100%
Galapagos Biopharma Germany GmbH	Germany	100%
Galapagos Real Estate Netherlands B.V.	The Netherlands	100%

In the course of 2020 we merged Galapagos Real Estate 2 BV with Galapagos Real Estate 1 BV, with the latter being the surviving entity whose company name changed into Galapagos Real Estate Belgium BV. Our dormant Swiss subsidiary, BioFocus DPI AG, was deconsolidated in 2020 and we executed the final actions for its liquidation  in 2020. In 2021, it still needs to be deregistered from the Swiss commercial register.

Per November 23, 2020 we signed a share purchase agreement for the sale of our subsidiary Fidelta d.o.o. (Zagreb, Croatia). On January 4, 2021 we closed the sale of our fee-for-service business Fidelta to Selvita S.A.

D. Property, plants and equipment.

We have our principal executive, operational offices and laboratory space located in Mechelen, Belgium. Our main facilities owned or leased as of December 31, 2020 are set forth in the following table:

Facility location	Use	Approx. size (m2)	Lease expiry
Mechelen, Belgium (leased)	Headquarters, R&D, Operations	13,500	December 31, 2021(1)
Romainville, France (leased)	R&D	6,000	March 25, 2027
Leiden, the Netherlands (leased)	R&D	3,000	September 30, 2025
Zagreb, Croatia (leased)	Research Services	5,400	December 31, 2027(2)

(1)   With the exception of approximately 9,801 m² of laboratory, storage and office space, for which the lease expires on May 31, 2024.

(2)   On January 4, 2021, our Croatian affiliate Fidelta was sold. As a result of such sale, our group no longer has any Croatian facilities.

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

We are currently building new facilities with offices and laboratory space in Leiden, the Netherlands. We estimate that the total expenditures for the construction project in Leiden will amount to approximately €79 million.

In Belgium, we purchased land in Mechelen at the end of 2019 and are currently evaluating various building options. This exercise takes into account the impact of the Covid-19 pandemic on our future way-of-working and the corresponding need for office and laboratory space. Our current expenditures amount to approximately €22 million (including the purchase of the land). Our estimated total expenditures will depend on the outcome of the ongoing evaluation of various building options.

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

Item 5       Operating and financial review and prospects

Overview

We are an integrated biopharmaceutical company active in the discovery, development, and commercialization of medicines with novel modes of action, addressing disease areas of high unmet medical need. Our pipeline comprises programs ranging from discovery to Phase 3 clinical trials in inflammation, fibrosis, and other indications. Our highly flexible discovery platform is applicable across many therapeutic areas. Our broad clinical pipeline includes: preferential JAK1 inhibitor filgotinib, which is approved for RA in Europe and Japan, filed for approval in UC in Europe, and currently in a Phase 3 trial in CD; GLPG1205, a GPR84 inhibitor which is in preparation for a Phase 2b trial in IPF after announcing positive topline results in the PINTA Phase 2 trial in 2020; GLPG4716, a chitinase inhibitor for our collaboration with OncoArendi, in preparation for a Phase 2 study in IPF; the Toledo molecule GLPG3970, a SIK2/3 inhibitor, in proof-of-concept trials in 5 indications. In both our inflammation and fibrosis portfolios we have multiple novel mechanism of action candidates in early research. Almost exclusively these programs are based on inhibiting targets which were identified using our proprietary target discovery platform. Please see “—Glossary of terms” for terms used in this section.

We devote substantially all of our resources to our drug discovery efforts from target discovery through to clinical development and to our first commercial launch for filgotinib in the Benelux, France, Italy, Spain, United Kingdom and Germany with Gilead, and prepare for the transition to full responsibility for commercialization in Europe by the end of 2021. To date, we funded our operations through public and private placements of equity securities, upfront payments, milestone payments and royalties received from pharmaceutical partners under our collaboration and alliance agreements, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division in 2014. From January 1, 2018 until December 31, 2020, we raised net proceeds from one U.S. public offering of American Depositary Shares (ADSs) in September 2018, and from the share subscription by Gilead in August 2019 and the exercise of warrant A by Gilead in November 2019. From January 1, 2018 until December 31, 2020 we also received €3,894.0 million in payments through our collaboration and alliance agreements. These are items which have a significant impact upon the profitability or cash flow of our business in each year in which they are received and earned. Fee-for-service payments and payments from governmental bodies contributed €34.2 million and €68.9 million, respectively. Over the same period, we also received €19.8 million in interest payments. As of December 31, 2020, we had cash and cash equivalents of €2,143.1 million (including €7.9 million in assets classified as held for sale) and current financial investments of €3,026.3 million.

For the year ended December 31, 2018, we incurred a net loss of €29.3 million. For the year ended December 31, 2019, we incurred a net income of €149.8 million. For the year ended December 31, 2020, we incurred a net loss of €305.4 million. We expect to continue incurring significant research, development, and other expenses related to our ongoing operations, and to continue incurring operating losses for the foreseeable future. We also expect these losses to increase due to higher costs for commercialization of Jyseleca, as we will have full responsibility for commercialization in Europe as from 2022.

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

Option, License and Collaboration Agreement with Gilead

On July 14, 2019 we and Gilead announced that we had entered into a 10-year global research and development collaboration. Through this agreement, Gilead gained exclusive access to our innovative portfolio of compounds including clinical and preclinical programs and a proven drug discovery platform.

The transaction was subject to certain closing conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of merger control approval from the Austrian Federal Competition Authority. On August 23, 2019 all approvals were obtained and the transaction was closed.

We received an upfront payment of €3,569.8 million ($3.95 billion) and a €960.1 million ($1.1 billion) equity investment from Gilead. On November 6, 2019 Gilead exercised warrant A, which resulted in an additional equity investment of €368.0 million. We will use the proceeds to expand and accelerate our research and development programs. We identified the following three performance obligations: (i) the transfer of an extended license on GLPG1690 (ziritaxestat), (ii) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 on the global development activities of filgotinib, as a result of the revised license and collaboration agreement. As part of the collaboration, Gilead also received option rights for GLPG1972, a Phase 2b candidate for osteoarthritis, in the United States. We further refer to the critical accounting judgments and key sources of estimation uncertainty section explaining critical judgments in applying accounting policies.

         From the transaction price received from Gilead, $738.0 million (€667.0 million) was allocated to the license on GLPG1690, $710.0 million (€641.7 million) was allocated to the increased cost share from 20/80 to 50/50 on the global development activities of filgotinib, and on December 31, 2019, $2,528.1 million (€2,284.7 million) was allocated to the exclusive access rights to our drug discovery platform. The amount allocated to the drug discovery platform also considered the additional effects on the transaction price from derivative financial instruments triggered by the share subscription agreement and the warrants granted to Gilead. We refer to the note 6 of this annual report titled “Total revenues and other income” for the allocation of the transaction price received from Gilead.

Gilead also proposed two individuals for our board of directors, who were nominated during the special general meeting of shareholders of October 22, 2019.

Terms of the collaboration

We will fund and lead all discovery and development autonomously until the end of Phase 2. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead will have the option to acquire a license to the compound outside Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. Gilead will maintain option rights to our programs through the 10-year term of the collaboration. This term can be extended for up to an additional three years thereafter for those programs, if any, that have entered clinical development prior to the end of the collaboration term. In addition, a final term extension can be granted in certain circumstances. If GLPG1690 (ziritaxestat) had been approved in the United States, Gilead would have paid us an additional $325 million regulatory milestone fee. Development of GLPG1690 was discontinued in February 2021.

For GLPG1972, after the completion of the ongoing Phase 2b study in osteoarthritis, Gilead had the option to pay a $250 million fee to license the compound in the United States. If certain secondary efficacy endpoints for GLPG1972 had been met, Gilead would have paid us up to an additional $200 million. Following opt-in on GLPG1972, we would have been eligible to receive up to $550 million in regulatory and sales based milestones. In November 2020, Gilead declined to exercise its option to GLPG1972.

For all other programs resulting from the collaboration, Gilead will make a $150 million opt-in payment per program and will owe no subsequent milestones. We will receive tiered royalties ranging from 20-24% on net sales of all our products licensed by Gilead in all countries outside Europe as part of the agreement.

The collaboration is further described in "Item 4 – Collaborations – Option, License and Collaboration Agreement with Gilead.”

Filgotinib collaboration

Under the agreement as revised in 2019, we and Gilead would co-commercialize filgotinib in France, Germany, Italy, Spain and the United Kingdom and retain the 50/50 profit share in these countries that was part of the original filgotinib license agreement The companies would also share future global development costs for filgotinib equally until a predetermined level, in lieu of the 80/20 cost split provided by the original agreement.

In December 2020, we agreed under a binding term sheet to amend this agreement again, as a result of which we will assume all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. We will thus have the sole right to commercialize filgotinib in Europe after a transition period which we expect to end by December 31, 2021. Until such date, we continue to share equally with Gilead in the net profit and net losses in each of the Netherlands, Belgium, Luxembourg, France, Germany, Italy, Spain and UK. All commercial economics on filgotinib in Europe will transfer to us as of January 1, 2022, subject to payment of tiered royalties of 8 to 15 percent of net sales in Europe to Gilead, starting in 2024. Gilead will retain commercial rights and remain marketing authorization holder for filgotinib outside of Europe, including in Japan.

Beginning on January 1, 2021, we will bear the future development costs for certain studies, in lieu of the equal cost split contemplated by the previous agreement. These studies include the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The existing 50/50 global development cost sharing arrangement will continue for the following studies: SELECTION and its long-term extension study (LTE) in UC, DIVERSITY and its LTE, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn’s disease, pediatric studies and their LTEs in RA, UC and Crohn’s disease, and support for investigator sponsored trials in IBD.

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

In connection with the revised agreement in July 2019, $710 million (€641.7 million) of upfront consideration received from Gilead was allocated to the extended cost sharing for development costs of filgotinib.

In December 2019, Gilead initiated a Phase 3 trial in psoriatic arthritis for which we received $10.0 million (€9.1 million). In December 2019, Gilead filed an NDA for filgotinib in the U.S. for which we received a $20.0 million (€ 18.2 million) payment in January 2020. In September 2020 filgotinib was approved by both the European and the Japanese authorities, for which we received a $105.0 million (€90.2 million) payment in October 2020.

In connection with the December 2020 binding term sheet that we entered into with Gilead, pursuant to which we agreed to amend the existing arrangement for the commercialization and development of filgotinib, Gilead has agreed to irrevocably pay Galapagos €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021 and will pay an additional €75 million in 2021 and €50 million in 2022. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. However, we will remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $295 million and sales-based milestone payments of up to $600 million.  In addition, we recognized in 2020 €16.2 million ($19.5 million) of revenues for royalties on filgotinib from Gilead, of which $18.7 million (€15.6 million) was paid in December 2020.

The collaboration is further described in “Item 4 – Collaborations -- Exclusive collaboration agreement with Gilead for filgotinib."

Terms of the equity investment

As part of the research and development collaboration Gilead also entered into a share subscription agreement with us. Gilead’s equity investment consisted of a subscription for new Galapagos shares at a price of €140.59 per share, representing on July 14, 2019 a 20% premium to Galapagos’ 30-day, volume-weighted average price. This equity subscription took place at closing of the transaction, on August 23, 2019 and increased Gilead‘s stake in Galapagos from approximately 12.3% to 22.04% of the then issued and outstanding shares in Galapagos.

In addition, the extraordinary general meeting of shareholders of October 22, 2019 approved the issuance of warrant A and initial warrant B allowing Gilead to further increase its ownership of Galapagos to up to 29.9% of the company’s issued and outstanding shares. The initial warrant B has a term of five years and an exercise price per share equal to the greater of (i)  120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, or (ii) EUR 140.59.

Subsequent warrant B is still subject to approval by an extraordinary general meeting of shareholders. This extraordinary general meeting of shareholders shall take place between 57 and 59 months of the closing of the subscription agreement, and this warrant will have substantially similar terms, including as to exercise price, to the initial warrant B. The agreement also includes a 10-year standstill restricting Gilead’s ability to propose a business combination with or acquisition of Galapagos or increase its stake in Galapagos beyond 29.9% of the company’s issued and outstanding shares, subject to limited exceptions.

         On November 6, 2019 Gilead exercised warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares. Gilead further increased its ownership to 25.84% at December 31, 2019. Gilead’s ownership did not materially decrease during 2020, and Warrant A expired on 22 October 2020.

Product development, license and commercialization agreement with Servier

In 2010, we and Servier entered into an agreement to discover and develop compounds in the field of osteoarthritis. Under this agreement, we and Servier engaged in a collaborative effort pursuant to which Galapagos discovered and developed GLPG1972 through to the end of Phase 1 clinical trials. In July 2017, Servier exercised its option to obtain an exclusive license to develop and commercialize GLPG1972 in all countries outside the U.S., whereas we retained full rights to develop and commercialize GLPG1972 in the U.S.

On May 8, 2018, we and Servier amended and restated our product development, license and commercialization agreement, pursuant to which GLPG1972 was developed in the field of OA and potentially other indications.

In December 2020, Servier decided to terminate the agreement. Such termination became effective in March 2021. As a result of such termination, rights to the GLPG1972 were returned to Galapagos, subject to payment of a regulatory milestone, a commercial milestone and a mid single digit sales-based royalty upon successful commercialization of GLPG1972 in countries outside the U.S.

Under the terms of the amended and restated agreement, we and Servier were jointly responsible for the costs relating to the global Phase 2 clinical trial known as ROCCELLA in knee OA patients, with Galapagos bearing the costs for the U.S., Servier bearing the costs for all other countries, and all costs that are common to both territories being split on a 50-50 basis.

We were eligible to receive development, regulatory and other milestone payments up to €136 million plus royalties in the mid single digits upon commercialization outside the U.S. As of the date of this annual report, we have received an upfront payment of €7.0 million, €6.0 million as option exercise payment and a total of €38.0 million in milestone payments under the agreement.

Exclusive license agreement with MorphoSys AG and Novartis Pharma AG

In July 2018, we entered into an exclusive license agreement with MorphoSys and Novartis, pursuant to which MOR106 will be developed further for the treatment of AtD and potentially other indications

In addition to the funding of the current and future MOR106 programs by Novartis, we received jointly with MorphoSys an upfront cash payment of €95.0 million.

On October 28, 2019, we announced the end of the clinical development program of MOR106 in AtD. On December 17, 2019, Novartis sent us a termination notice, informing us of its decision to terminate the agreement in its entirety. This termination became effective in 2020.

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

Upon execution of the initial collaboration agreement, we received a one-time non-refundable, non-creditable upfront payment of $45.0 million (€34.0 million). Upon execution of the second amended and restated collaboration agreement, we received an additional one-time non-refundable, non-creditable upfront payment of $45.0 million (€38.9 million). As of the date of this annual report, we also received a total of $112.5 million (€99.3 million) in milestone payments under the agreement. All payments by AbbVie to us are made in U.S. dollars.

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

Financial operations overview

Revenue

Revenues to date have consisted principally of milestones, license fees, upfront payments and royalties received in connection with collaboration and license agreements. We also generated revenue from our fee-for-service activities.

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

(ii) identify the performance obligations in the contract

Depending on the type of the agreement, there can be one or more distinct performance obligations under IFRS 15. This is based on an assessment of whether the promises in an agreement are capable of being distinct and are distinct from the other promises to transfer goods and/or services in the context of the contract. For some of our agreements, we combine the transfer of the license with the performance of research and development activities because we consider that the license is not capable of being distinct and is not distinct in the context of the contract.

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

Collaboration and license agreements may include reimbursement or cost sharing for research and development services, such as outsourcing costs and payment for full-time equivalents at contractual rates. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by us.

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

(iv) allocate the transaction price to the performance obligations in the contract

We allocate the transaction price to each performance obligation identified in the contract based upon the stand-alone selling price. The stand-alone selling price of each performance obligation is estimated by using one of the following methods: adjusted market assessment approach, the expected cost plus a margin approach, or the residual approach.

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

Grants and R&D incentives

We benefit from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse approved expenditures incurred in our R&D efforts and are credited to the statement of operations, under other income, when the relevant expenditure has been incurred and there is reasonable assurance that the grant or R&D incentive is receivable. The main grants and R&D incentives are as follows:

•	Companies in Belgium are eligible to receive R&D incentives linked to R&D investments (equaling 25% of 13.5% of the investment value in 2020, 25% of 13.5% of the investment value in 2019, or 29.58% of 13.5% of the investment value in 2018). This R&D tax credit results in a cash inflow to us from the tax authorities five years after the investment was made and capitalized in our standalone financial statements under Belgian GAAP for the portion that has not been used to offset the payment of corporate tax or is paid to us for the portion that remains unused. We also received a grant from the National Institute for Health and Disability Insurance. This grant aims to incentivize innovative Belgian biotech companies who are performing research and development activities in order to identify new medicines. Finally, we also benefit from certain rebates on payroll withholding taxes for scientific personnel.

•	In France, we benefit from R&D incentives from the French Government for R&D activities whereby 30% of qualifying R&D expenses can be recuperated. This research tax credit (crédit d’impôt recherche) results in a cash inflow to us from the tax authorities after three years, i.e., it is used to offset the payment of corporate tax or is paid to us for the portion that remains unused. Qualifying expenditures largely comprise employment costs for research staff, consumables, and certain overhead costs as well as capped outsourcing costs incurred as part of R&D projects.

R&D expenditure

Expenses on R&D activities are recognized as an expense in the period in which the expense is incurred.

Our R&D expenditure consists of costs associated with our R&D activities such as:

•	personnel costs associated with employing our team of R&D staff, including salaries, social security costs, and share-based compensation expenses;

•	disposables and lab consumables used in the conduct of our in-house research programs;

•	payments for research work conducted by sub-contractors and sponsorship of work by our network of academic collaborative research scientists;

•	subcontracting costs paid to contracted research organizations, or CROs, for our preclinical studies or clinical trials, as well as costs associated with safety studies;

•	Professional fees to support our R&D activities;

•	costs paid to our collaboration partners and reimbursements received from our collaboration partners in the scope of the cost sharing agreements of our collaborations;

•	premises costs associated with our laboratory and office space to accommodate our teams;

•	depreciation of fixed assets used to develop our product candidates; and

•	other operating expenses, namely software and licenses, maintenance costs for equipment, travel costs, and office expenses.

Our R&D expenses are expected to remain stable as we advance our filgotinib program, our Toledo program and other programs while stopping our activities on GLPG1690 (ziritaxtestat). Following the discontinuation of the development of GLPG1690, our portfolio is currently under review.

Since 2018, we cumulatively have spent €1,260.0 million on R&D activities for our continuing operations which can be split as follows between the key programs:

	Year ended December 31,
	2020	2019	2018
	(Euro, in thousands)			Cumulative
Filgotinib program	€(126,879)	€(100,032)	€(66,138)	€(293,050)	23%
Ziritaxestat program	(55,902)	(75,951)	(72,718)	(204,572)	16%
OA program on GLPG1972	(22,966)	(19,958)	(15,751)	(58,675)	5%
Toledo program	(87,107)	(47,204)	(20,967)	(155,278)	12%
CF program	(69)	(3,897)	(30,137)	(34,102)	3%
AtD program on MOR106	(7,618)	(24,051)	(14,999)	(46,667)	4%
Other programs	(223,126)	(148,997)	(95,512)	(467,635)	37%
Total R&D expenses	€(523,667)	€(420,090)	€(316,222)	€(1,259,979)	100%

Other programs comprise expenditure for other projects in research phase primarily focused on inflammation and fibrosis, and other early stage development programs.

The increase in our R&D expenditure is driven by the maturing pipeline of our R&D projects. As progressively, product candidate compounds have been entering the clinic, costs for development of these molecules increased as well, specifically with regard to third-party CRO costs for conducting these clinical trials.

Sales and marketing expenses

Sales and marketing expenses include costs associated with managing our commercial activities, the preparation of our commercial activities, and co-promotion activities with Gilead for Jyseleca in the Benelux, France, Italy, Spain, United Kingdom and Germany.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits related to our executive, finance, human resources, business development, legal, intellectual property, and information technology support functions. Professional fees reported under general and administrative expenses mainly include legal fees, accounting fees, audit fees, fees for taxation advisory and other consultancy costs. Other general and administrative operating expenses primarily encompass software and license costs, equipment maintenance and leasing costs, insurance costs, office expenses, and travel costs.

We expect our general and administrative expenses to stabilize. We expect to incur increased costs for directors’ and officers’ liability insurance.

Fair Value Re-measurement of Share Subscription Agreement and warrants

In 2020 we reported a non-cash fair value gain of €3.0 million from the re-measurement of the Gilead initial warrant B. We reported a total of €181.6 million of non-cash fair value losses from different fair value re-measurements in the second half of 2019.

In 2019 one component related to the re-measurement of a derivative financial instrument was triggered by the share subscription agreement with Gilead between signing (July 14, 2019) and closing (August 23, 2019) of the agreement. This fair value loss of €142.4 million reflected the increase in the Galapagos share price between signing and closing of the Gilead agreement. On August 23, 2019, the fair value of the financial liability amounting to €56.7 million was derecognized through the share premium account in equity.

Another part of these fair value losses in 2019 is explained by the re-measurement of the Gilead warrant A and initial warrant B. Upon approval of the issuance of warrant A and initial warrant B by the extraordinary general meeting of shareholders of October 22, 2019, we recognized a financial liability for both warrants.

Between the approval date and the exercise of warrant A by Gilead on November 6, 2019 our share price increased significantly, resulting in a fair value loss in 2019 of €35.6 million recognized in profit or loss. On November 6, 2019 the related financial liability, amounting to €79.0 million was derecognized through the share premium account in equity.

As initial warrant B is not yet exercised by Gilead per December 31, 2020, we re-measured the financial liability relating to this warrant on December 31, 2019 and on December 31, 2020 and recognized the resulting change in fair value between the approval and year-end 2019 and between year-end 2019 and year-end 2020 in profit or loss. The recognized fair value loss of €3.7 million in 2019 and recognized fair value gain of €3.0 million in 2020 are mainly the result of  the change in the implied volatility of our share price and the evolution of our share price itself for these two periods. On December 31, 2020, the fair value of the financial liability related to the initial warrant B amounts to €3.2 million.

The financial liability will be re-measured at fair value at each reporting period.

Other financial expense and financial income

Interest expense consists primarily of interest expense incurred on certain of our term deposits, treasury bills and leases.

Interest income consists primarily of interest earned by investing our cash reserves in short-term, interest-bearing deposit accounts, notice accounts and in current financial investments.

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

Fair value gains and losses on current financial investments consist of the interest on the treasury bills which have not yet expired and the effect of the re-measurement at fair value of our money market funds. These money market funds qualify for level 1 fair value measurement based upon the closing price of the investment at each reporting date.

Other financial expenses also include the costs linked the accounting for a financing component under IFRS 15, embedded in the upfront consideration received from Gilead in connection with the revised agreement for filgotinib. This represents the time value of money on the estimated revenue recognition period.

Foreign currency exchange gain and loss comprises realized and unrealized effect from currency exchange rate fluctuation on our balance sheet positions denominated in foreign currency. For the year ended December 31, 2020, currency exchange loss was primarily due to currency exchange rate differences on our cash held in foreign currency. On December 31, 2020 our cash and cash equivalents and current financial investments included $1,418.4 million held in U.S.dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S.dollar exchange rate as our functional currency is EUR.

Taxation

With the exception of the year ended December 31, 2019, we have a history of losses. We forecast to continue incurring losses as we continue to invest in our clinical and preclinical development programs and our discovery platform.

Consequently, we do not have any deferred tax asset on the balance sheet as at December 31, 2020, except for four subsidiaries working on a cost plus basis for which deferred tax assets were set up for an amount of €4.5 million as of December 31, 2020. As a company active in research and development in Belgium, we also expect to benefit from the “innovation income deduction”, or IID in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective tax rate than other revenues. The effective tax rate can thus be reduced up to 3.75%.

Operating segments

The group had two reportable segments: R&D and fee-for-service business. Due to the disposal of Fidelta d.o.o. (our fee-for-service segment) completed on January 4, 2021, we reported this segment as discontinued operations. Galapagos therefore operates as a single operating segment.

Financial information related to our operational segments and geographic information is contained in “Note 5— Segment information” in our consolidated financial statements appended to this annual report.

Risks

For further information regarding governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, our operations, please see the section of this annual report titled “Item 3.D.—Risk Factors.”

Critical accounting judgments and key sources of estimation uncertainty

We refer to “Note 4-Critical accounting judgments and key sources of estimation uncertainty” in our consolidated financial statements appended to this annual report.

New standards and interpretations applicable for the annual period beginning on January 1, 2019 and for the annual period beginning on January 1, 2020

We refer to “Note 3-Significant accounting policies” in our consolidated financial statements appended to this annual report.

A. Operating results

Comparison of years ended December 31, 2020 and 2019

The following table summarizes the results of our operations for the years ended December 31, 2020 and 2019, together with the changes to those items.

	Year ended December 31,
	2020	2019 (*)	% Change
	(Euro, in thousands, except per share data)
Revenues	€478,053	€834,901	(43%)
Other income	52,207	50,896	3%
Total revenues and other income	530,260	885,797	(40%)

Research and development expenses	(523,667)	(420,090)	25%
Sales and marketing expenses	(66,468)	(24,577)	170%
General and administrative expenses	(118,757)	(72,382)	64%
Total operating expenses	(708,892)	(517,049)	37%

Operating income/loss (-)	(178,632)	368,748	(148%)

Fair value re-measurement of share subscription agreement and warrants	3,034	(181,644)	(102%)
Other financial income	18,667	21,389	(13%)
Other financial expenses	(152,844)	(59,968)	155%

Income/loss (-) before tax	(309,775)	148,525	(309%)

Income taxes	(1,226)	165	(845%)

Net income/loss (-) from continuing operations	(311,001)	148,689	(309%)

Net income from discontinued operations, net of tax	5,565	1,156	381%

Net income/loss (-)	€(305,436)	149,845	(304%)
Net income/loss (-) attributable to:
Owners of the parent	(305,436)	149,845
Basic income/loss (-) per share	€(4.69)	€2.60
Diluted income/loss (-) per share	€(4.69)	€2.49
Basic income/loss (-) per share from continuing operations	€(4.78)	€2.58
Diluted income/loss (-) per share from continuing operations	€(4.78)	€2.47

(*) The 2019 comparatives have been restated to consider the impact of classifiying the Fidelta business as discontinued opearations in 2020.

Revenues

	Year ended December 31,
	2020	2019	% Change
	(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees	€411,417	€812,058	(49%)
Milestone payments	46,261	2,878	1508%
Reimbursement income	4,073	19,900	(80%)
Other revenues	70	66	6%
Commercial revenues	16,232	—	-
Total revenues	€478,053	€834,901	(43%)
123

A summary of the accounting treatment of the Gilead collaborations is given below:

Collaborations with Gilead

On July 14, 2019 we and Gilead announced that we had entered into a 10-year global research and development collaboration. Through this agreement, Gilead gained exclusive access to our innovative portfolio of compounds, including molecules currently in clinical trials, our preclinical programs and a proven drug discovery platform. We refer to note 2 of our consolidated financial statements ‘Summary of significant transaction’ for more detailed information.

As part of this deal, our existing license and collaboration agreement for filgotinib with Gilead was amended for the first time under this revised filgotinib agreement, we obtained greater involvement in filgotinib’s global strategy and participate more broadly in the commercialization of the product in Europe, providing the opportunity to build a commercial presence on an accelerated timeline.

On December 15, 2020 our license and collaboration agreement for filgotinib with Gilead was amended a second time. Under the new arrangement, we will assume sole responsibility  in Europe for filgotinib in RA and in all future indications.

We still retain the following three performance obligations, of which the first one was satisfied completely in 2019; ‘i) the transfer of an extended license on GLPG1690, (ii) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 to 100/0 (for Group A activities only) on the global development activities of filgotinib, until we complete the remaining development activities (Group A and Group B activities).

We concluded as follows:

Determination of the total transaction price

•

In connection with this agreement with Gilead, we recognized a deferred income and an offsetting current financial asset (derivative) of €85.6 million upon signing of the share subscription agreement with Gilead in 2019 as required under IFRS 9. The deferred income has been added to the transaction price at inception of the agreement because it is considered to be part of the overall consideration received for the three performance obligations.

•	We considered that the transaction price included a premium paid by Gilead (through the upfront payment) to acquire warrants (warrant A and warrant B) in the future, upon approval by the shareholders. We measured both warrants at fair value and recognized a warrant issuance liability at closing of the transaction for the same amount (as part of the current deferred income line). This liability is re-measured at each reporting period with a corresponding impact on the allocation of the transaction price to the performance obligation relating to the drug discovery platform. as long as the warrants are not approved by the shareholders. Due to the fact that warrant A and initial warrant B were already approved in 2019, only the remeasurement of subsequent warrant B still has an impact on the transaction price considered for the revenue recognition of the performance obligation relating to the drug discovery platform.
•	We assessed that the contract modification of December 15, 2020 only changes the scope of the filgotinib performance obligation and the change in both fixed and variable consideration is reflective of the updated stand-alone selling price for the remaining activities of this performance obligation. As a consequence, the increase in the transaction price of €160.0 million as a result of this modification has been allocated in its entirety to the filgotinib performance obligation.

Financing component

•	There are two performance obligations determined in the agreement with Gilead for which the period between the transfer of the promised goods/services to Gilead and the payment of the underlying consideration by Gilead exceeds one year, being the performance obligation relating to the drug discovery platform and the performance obligation resulting from the filgotinib amendment. Although the consideration paid for the drug discovery platform will be recognized over a period of 10 years as from receipt of the funds, management concluded not to consider any financing component for this performance obligation, as the granting of an exclusive access and option rights on day one is the predominant value of the drug discovery platform performance obligation. As a consequence, management considered it only appropriate to adjust the part of the transaction price that was allocated to the filgotinib performance obligation, for the time value of money. The additional consideration as a result of the contract modification of December 15, 2020 was also adjusted for the time value of money.

License on GLPG1690

•	The transaction price allocated to this performance obligation reflects our assessment of the stand-alone selling price of this performance obligation and was valued based on a discounted cash flow approach including, amongst others, assumptions on the estimated market share and size, peak sales and probability of success.
•	This performance obligation was completely satisfied on December 31, 2019. Following the very recent discontinuation of the GLPG1690 trials, we don’t expect future milestone payments or royalties.
•	After granting the license for GLPG1690, we shared Phase 3 costs equally with Gilead. Any cost reimbursement from Gilead is not recognized as revenue but accounted as a decrease of the related expenses.

Filgotinib amendment

•	There is one single performance obligation under IFRS 15: the transfer of a license combined with performance of R&D activities. This is because we considered that the license is not distinct in the context of the contract.
•	The standalone selling price of the filgotinib amendment was determined through the cost-plus-margin approach. Management estimated that an appropriate margin is indirectly embedded in the increased involvement in the development and global strategy of filgotinib, our sole responsibility for filgotinib in Europe and the accompanying increase in the risk.
•	The transaction price is currently composed of a fixed part, being non-refundable upfront and license fees and a variable part, being milestone payments, sales based milestones and sales based royalties, and cost reimbursements for R&D activities. Milestone payments are included in the transaction price of the arrangement to the extent that it is highly probable that a significant reversal of revenue will not occur. Milestone payments received from Gilead are recognized in revenue over time till the end of the development plan. Sales based milestones and sales based royalties are also part of the arrangement and are recognized as revenues at a point in time at the moment they occur. During 2020 we reported €16.2 million of revenues from royalties.
•	Revenues, excluding sales-based milestones and sales-based royalties are recognized over time through satisfaction of the performance obligation. The "cost-to-cost" input model is applied to measure the progress of the satisfaction of this performance obligation. The estimated costs to complete the performance obligation were reassessed as a result of the contract modification from 2020 leading to a small decrease in the percentage of completion. Nevertheless, we recognized higher revenues in financial year 2020 as compared to financial year 2019 for filgotinib because the total transaction price increased due to the contract modification (€160.0 million) and the milestone payments obtained in 2020 for the regulatory approval of filgotinib for RA in Europe and Japan for a total amount of $105 million (€90.2 million)

Access rights to the drug discovery platform, option rights and R&D activities

•	The revenue allocated to the drug discovery platform will be recognized over time as Gilead receives exclusive access to our drug discovery platform and option rights on our current and future pipeline as well as R&D activities during the collaboration term. Management concluded that an equal spread over the collaboration period is the most reliable and appropriate recognition method.
•	At inception of the collaboration (July 2019) we assessed the appropriate period over which to recognize the drug discovery platform revenue to be 10 years. This is because we granted exclusive rights over a 10-year period. However, if at the end of the 10-year period, some programs in existence as of that time would have reached the clinic (i.e. IND filed with regulatory authorities), the rights for those specific programs may be extended, for a maximum of three years. This critical estimate is reassessed at each year-end based on the evolution of our pipeline and is still valid per December 31, 2020.

The below table summarizes the transaction price of our collaboration with Gilead.

				(Euro, in thousands)
Allocation of transaction price	Filgotinib agreement 2015	Milestones achieved during 2015-2019	Option, License and Collaboration agreement (July 14, 2019)	December 31, 2019	Other movements in 2020	Filgotinib amendment (December 15, 2020)	December 31, 2020
Upfront consideration	€275,558		€3,569,815	€3,845,373		€160,000	€4,005,373
Milestones achieved		€104,171		104,171	€90,192		194,363
Royalties				—	16,227		16,227
Impact initial valuation of share subscription	39,003		85,601	124,604			124,604
	314,561	104,171	3,655,416	4,074,148	106,419	160,000	4,340,567
Less :
Warrants issuance liabilities
Warrant A				(43,311)			(43,311)
Initial warrant B				(2,545)			(2,545)
Subsequent warrant B				(16,184)	8,325		(7,859)
	314,561	104,171	3,655,416	4,012,108	114,744	160,000	4,286,852
Allocation to performance obligations
Ziritaxestat			666,967	666,967			666,967
Filgotinib (1)	€314,561	€104,171	641,663	1,060,395	106,419	160,000	1,326,814
Drug discovery platform (10 years)			€2,284,747	€2,284,747	€8,325		€2,293,072

(1) With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component estimated to €44.5 million reflecting the time value of money on the estimated recognition period.

On the closing date of the transaction (August 23, 2019) we concluded that the upfront payment implicitly included a premium for the future issuance of warrant A and initial and subsequent warrant B. The expected value of the warrants to be issued is treated as a contract liability ("warrant issuance liability") and reduces the transaction price until approval date of the issuance of the underlying warrant. As from approval date, the allocation of the upfront payment to the respective warrant becomes fixed and future changes in the fair value of the respective warrant will be recognized in profit or loss. As such, the part of the upfront payment allocated to the warrant A and initial warrant B reflects the fair value of these financial liabilities at the warrant approval date (October 22, 2019). The value initially allocated to the subsequent warrant B reflects the fair value of the underlying liability at December 31, 2019 since this warrant is not yet approved for issuance.

On December 15, 2020 we and Gilead signed a term sheet modifying our existing collaboration for filgotinib. As a result of this modification an additional consideration of €160.0 million was allocated to the filgonitib performance obligation.

The following table summarizes details of revenues from our continuing operations for the years ended December 31, 2020 and 2019 by collaboration and by category of revenue: upfront payments and license fees, milestone payments, reimbursement income, other revenues and commercial revenues.

	Over time	Point in time	2020	2019
			(Euro, in	(Euro, in
			thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€411,417	€812,058
Gilead collaboration agreement for ziritaxestat		√	-	666,968
Gilead collaboration agreement for filgotinib (1)	√		181,816	62,602
Gilead collaboration agreement for drug discovery platform	√		229,601	80,918
AbbVie collaboration agreement for CF	√		-	1,569

Milestone payments			46,261	2,878
Gilead collaboration agreement for filgotinib (1)	√		46,261	(21,187)
AbbVie collaboration agreement for CF	√		-	24,065

Reimbursement income			4,073	19,900
Novartis collaboration agreement for MOR106	√		4,125	19,177
AbbVie collaboration agreement for CF	√		(52)	723

Other revenues			70	66
Other revenues		√	70	66

Commercial revenues			16,232	-
Sale of goods		√	2
Royalties		√	16,227
Other commercial revenues		√	2

Total revenues			€478,053	€834,901

(1) Following the contract amendment, the revenue recognized for filgotinib for the year ended December 31, 2019 included a negative catch-up effect on closing date of €245.9 million resulting from the decrease in the percentage of completion applied to previously received upfront and milestones for that program.

Recognition of non-refundable upfront payments and licence fees decreased mainly due to the one time recognition in 2019 of €667.0 million of the upfront payment from Gilead allocated to the ziritaxestat program. We recognize the consideration from Gilead allocated to the drug discovery platform on a linear basis over 10 years, of which we recognized €229.6 million in 2020. We also recognized in revenue €181.8 million of the total upfront consideration allocated to filgotinib based on the stage of completion of our performance obligation (taking into consideration €160 million of additional consideration from Gilead following the contract modification agreed in December 2020).

The recognition of milestone payments related to the filgotinib performance obligation increased, as the figures of 2019 included a negative catch-up effect from the recalculation of the percentage of completion following the amended collaboration in 2019. Additionally, we obtained in 2020 milestone payments for the regulatory approval of filgotinib in Europe and Japan ($105 million, €90.2 million), which were partly recognized in revenue in 2020 in accordance with the stage of completion of our performance obligation.

Additionally, for the year ended December 31, 2020, we recognized in revenue €16.2 million of royalties from Gilead on filgotinib.

The outstanding balance of deferred income from the Gilead collaboration agreement at December 31, 2020 amounted to €2,809.1 million. This is composed of €818.7 million for filgotinib that is recognized in revenue over the estimated remaining development period and €1,990.4 million for the exclusive access to our drug discovery platform. The latter is composed of €1,982.5 million that will be linearly recognized over the remaining 9 years and €7.9 million related to the warrant issuance liability reserved for the Gilead subsequent warrant B.

Reimbursement income decreased due to lower cost reimbursements in relation with the MOR106 program with Novartis and MorphoSys as a consequence of the discontinuation of this program.

Other income

The following table summarizes our other income for the years ended December 31, 2020 and 2019, together with the changes to those items.

	Year ended December 31,
	2020	2019	% Change
	(Euro, in thousands)
Grant income	€5,452	€6,549	(17%)
R&D incentives	45,951	43,923	5%
Other income	804	425	89%
Total other income	€52,207	€50,896	3%

The majority of the grant income was related to grants from a Flemish agency and the national government, representing approximately 99% of all reported grant income in 2020 (2019: 99%).

The grant income mainly comprises a grant received in 2020 from the National Institute for Health and Disability Insurance amounting to €5.0 million (2019: €5.5 million). This grant aims to incentivize innovative Belgian biotech companies who are performing research and development activities in order to identify new medicines.

In many cases these carry clauses which require us to maintain a presence in the same region for a number of years and invest according to pre-agreed budgets.

R&D incentives income was primarily composed of:

•	Income from an innovation incentive system of the French government, which represented €12.4 million of other income for the year ended December 31, 2020 compared to €12.4 million for the year ended December 31, 2019
•	Income from Belgian R&D incentives with regard to incurred R&D expenses, which represented €21.7 million of other income for the year ended December 31, 2020 compared to €21.7 million for the year ended December 31, 2019
•

Tax rebates on payroll withholding taxes of R&D personnel in Belgium and the Netherlands, representing €11.9 million of other income for the year ended December 31, 2020 compared to €9.9 million for the year ended December 31, 2019

R&D expenditure

The following table summarizes our R&D expenditure for the years ended December 31, 2020 and 2019, together with the changes to those items.

	Year ended December 31,
	2020	2019	% Change
	(Euro, in thousands)
Personnel costs	€(161,509)	€(118,875)	36%
Subcontracting	(301,841)	(255,725)	18%
Disposables and lab fees and premises costs	(22,349)	(19,573)	14%
Depreciation	(11,707)	(9,330)	25%
Professional fees	(12,692)	(1,834)	592%
Other operating expenses	(13,570)	(14,753)	(8%)
Total R&D expenses	€(523,667)	€(420,090)	25%

The R&D expenditure increased reflecting the increase of our investments to advance our R&D programs. This increase was principally due to:

•	Increased R&D personnel costs was explained by an enlarged workforce following the growth in our R&D activities as well as increased costs of the subscription right plans.

•	The increase in subcontracting costs was mainly due to increased expenditure in our partnered programs with Gilead, including our increased cost share for filgotinib. Moreover expenditures have further increased as we advance our Toledo program and our other programs.

•	Professional fees increased due to the implementation of new software applications.

The table below summarizes our R&D expenditure for the years ended December 31, 2020 and 2019, broken down by program.

	Year ended December 31,
	2020	2019	% Change
	(Euro, in thousands)
Filgotinib program	€(126,879)	€(100,032)	27%
Ziritaxestat program	(55,902)	(75,951)	(26%)
OA program on GLPG1972	(22,966)	(19,958)	15%
Toledo program	(87,107)	(47,204)	85%
CF program	(69)	(3,897)	(98%)
AtD program on MOR106	(7,618)	(24,051)	(68%)
Other programs	(223,126)	(148,997)	50%
Total R&D expenses	€(523,667)	€(420,090)	25%

Other programs comprise expenditure for other projects in research phase primarily focused on inflammation and fibrosis, and other early stage development programs.

Sales and marketing expenses

The following table summarizes our sales and marketing expenses for the years ended December 31, 2020 and 2019, together with the changes to those items.

	Year ended December 31,
	2020	2019	% Change
	(Euro, in thousands)
Personnel costs	€(31,727)	€(7,558)	320%
Depreciation	(140)	(61)	130%
External outsourcing costs	(27,174)	(15,721)	73%
Professional fees	(3,420)	(459)	644%
Other operating expenses	(4,007)	(777)	416%
Total sales and marketing expenses	€(66,468)	€(24,577)	170%

The increase in our sales and marketing expenses in 2020 is mainly due to the preparation of the commercial launch for Jyseleca, and is primarily explained by an increase in personnel costs due to recruitments and increased costs of our subscription right plans, as well as related increase in outsourcing costs. The latter was mainly due to additional costs incurred relating to our co-promotion activities with Gilead for filgotinib.

General and administrative expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2020 and 2019, together with the changes to those items.

	Year ended December 31,
	2020	2019	% Change
	(Euro, in thousands)
Personnel costs	€(70,110)	€(51,204)	37%
Depreciation	(5,147)	(1,421)	262%
Legal and professional fees	(25,592)	(11,568)	121%
Other operating expenses	(17,908)	(8,190)	119%
Total general and administrative expenses	€(118,757)	€(72,382)	64%

The increase in our general and administrative expenses was mainly due to a planned increase in the staff supporting the growth of the company, higher costs related to subscription right plans and additional costs for legal and professional fees as well as other operating expenses.

Fair value re-measurement of share subscription agreement and warrants granted to Gilead

Total fair value re-measurement for the years ended December 31, 2020 and 2019 can be split up as follows:

	Year ended December 31,
	2020	2019
	(Euro, in thousands)
Fair value re-measurement of the share subscription agreement	€—	€(142,350)
Fair value re-measurement of warrant A	—	(35,642)
Fair value re-measurement of initial warrant B	3,034	(3,653)
Total fair value re-measurement of share subscription agreement and warrants	€3,034	€(181,644)

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

We recognized a fair value loss of €142.4 million for the year ended December 31, 2019, which reflects the increase in the Galapagos share price between signing and closing of the Gilead agreement. On August 23, 2019, the fair value of the financial liability amounting to €56.7 million was derecognized through the share premium account in equity.

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

Warrant A was valued using a standard option model (Black & Scholes Merton). The input data used in the model were derived from market observations (volatility, discount rate and share price) and from management estimates (number of shares to be issued, applied discount for lack of marketability). On November 6, 2019 Gilead exercised warrant A and as such increased its ownership in Galapagos to 25.10% of the then outstanding shares. Between the warrant approval date and the exercise of warrant A our share price increased significantly, resulting in a fair value loss of €35.6 million recognized in profit or loss in 2019. On November 6, 2019 the related financial liability, amounting to €79.0 million was derecognized through the share premium account in equity.

              Management assessed that the financial liability relating to this warrant A had no remaining fair value on December 31, 2019 mainly because Gilead further increased its ownership to 25.84% at December 31, 2019. Gilead’s ownership did not materially decrease during 2020 and warrant A expired on October 22, 2020.

Fair value re-measurement of the financial instrument related to the issuance of warrant A

(Euro, in thousands)
Fair value of financial liability at warrant approval date	€(43,311)
Change in fair value recorded in profit or loss	(35,642)
Derecognition at warrant A exercise date	78,953
Fair value on December 31, 2019	€—

The issuance of initial warrant B was approved on October 22, 2019 by the extraordinary general meeting of shareholders and was not yet exercised by Gilead at December 31, 2020. The fair value measurement of this financial liability is categorized as level 3 in the fair value hierarchy. Initial warrant B was valued on the basis of a Longstaff-Schwartz Monte Carlo model. The input data used in the model were derived from market observations (volatility, discount rate and share price) and from management estimates (number of shares to be issued and applied discount for lack of marketability).

The recognized fair value gain of €3.0 million is mainly the result of the decrease  of our share price in 2020, partly compensated by an increase in the implied volatility. The fair value of the financial liability related to the Gilead initial warrant B of €3.2 million on December 31, 2020 (€6.2 million at December 31, 2019) is presented as current financial instrument in our consolidated statement of financial position and will be re-measured at each reporting period.

Fair value re-measurement of the financial instrument related to the issuance of initial warrant B

	2020	2019
	(Euro, in thousands)
Fair value of financial liability at January 1,	€(6,198)
Fair value of financial liability at warrant approval date		€(2,545)
Change in fair value recorded in profit or loss	3,034	(3,653)
Fair value on December 31,	€(3,164)	€(6,198)

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

Other financial income and expense

The following table summarizes other financial income and expense for the years ended December 31, 2020 and 2019.

	Year ended December 31,
	2020	2019	% Change
	(Euro, in thousands)
Other financial income:
Interest income	€10,030	€14,305	(30%)
Effect of discounting long term R&D incentives receivables	93	93	-
Currency exchange gain	4,697	775	506%
Fair value gain on financial assets held at fair value through profit or loss	2,397	5,355	(55%)
Fair value gain on current financial investments		611	(100%)
Gain upon sale of financial assets held at fair value through profit or loss		2	(100%)
Other finance income	1,450	248	485%
Total other financial income	18,667	21,389	(13%)

Other financial expenses:
Interest expenses	(9,389)	(1,268)	640%
Effect of discounting long term deferred income	(16,278)	(6,900)	136%
Currency exchange loss	(110,416)	(47,720)	131%
Loss upon sale of financial assets held at fair value through profit or loss	(88)
Fair value loss on current financial investments	(15,901)	(3,700)	330%
Other finance charges	(773)	(380)	103%
Total other financial expense	(152,844)	(59,968)	155%

Total net other financial expense	€(134,177)	€(38,579)	248%

The currency exchange loss in 2020 primarily consisted of an unrealized exchange loss of €106.4 million on deposits and current financial investments held in U.S. dollars, as compared to a realized currency exchange loss in 2019 of €34.9 million on the U.S. dollars upfront payment from Gilead and an unrealized exchange loss in 2019 of €10.6 million on deposits and current financial investments held in U.S. dollars. We have cash, cash equivalents and current financial investments held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR. Net currency exchange loss amounted to €105.7 million for the year ended December 31, 2020, compared to a net currency exchange loss of €46.9 million for the year ended December 31, 2019.

Interest expenses were related to interests on term deposits, treasury bills that came to maturity, and on leases of buildings and cars. Other financial expense for 2020 also included €16.3 million of costs (€6.9 million for the year ended December 31, 2019) linked to the accounting under IFRS 15 for a financing component embedded in the upfront consideration received from Gilead in connection with the revised agreement for filgotinib.

Interest income was related to interests on term deposits, notice accounts, and current financial investments.

For the year ended December 31, 2020, fair value gain on financial assets held at fair value through profit or loss consisted of positive effects from the fair value re-measurement of financial assets classified as equity investments which qualify for level 1 fair value measurement based upon the closing price of such securities at each reporting date. The fair values loss on the current financial investments reflects the interest on treasury bills which have not yet expired and the effect of the re-measurement at fair value of our money market funds on December 31, 2020. These fair value losses are mainly the result of the negative returns on the EUR denominated money market funds.

   For more information on currency exchange fluctuations on our business, please see the section of this annual report titled “Item 11—Quantitative and qualitative disclosures about market risk—Foreign exchange risk.”

Income Taxes

The following table summarizes our tax result for the years ended December 31, 2020 and 2019.

	Year ended December 31,
	2020	2019
	(Euro, in thousands)
Current tax	€(1,069)	€(1,372)
Deferred tax	(157)	1,537
Income taxes	€(1,226)	€165

Current tax, consisting of corporate income taxes, and deferred tax income/cost (-)  related to subsidiaries working on a cost plus basis.

We refer to note 11 of our consolidated financial statements 'Income taxes'.

Results from Discontinued Operations

The following table summarizes our results from discontinued operations for the years ended December 31, 2020 and 2019.

	Year ended December 31,
	2020	2019
	(Euro, in thousands, except share and per share data)
Revenues	€16,140	€10,084
Other income	—	8
Total revenues and other income	16,140	10,092

Research and development expenses	(7,685)	(7,229)
General and administrative expenses	(2,000)	(1,319)
Total operating expenses	(9,685)	(8,548)

Operating income	6,455	1,544

Other financial income	179	93
Other financial expenses	(176)	(102)

Income before tax	6,458	1,535

Income taxes	(893)	(379)

Net income	€5,565	€1,156

Basic income per share from discontinued operations	€0.09	€0.02
Diluted income per share from discontinued operations	€0.08	€0.02
Weighted average number of shares (in thousands of shares)	65,075	57,614
Weighted average number of shares - Diluted (in thousands of shares)	67,572	60,112

On November 23, 2020, we signed a share purchase agreement with Selvita S.A. in relation to the disposal of Fidelta d.o.o. (our fee-for-service segment).

The transaction was completed on January 4, 2021 for a total consideration of €37.1 million (including the customary adjustments for cash and working capital).

As we expect to continue to purchase services from Fidelta d.o.o. after the closing of the transaction, we have eliminated the intragroup revenue and cost in discontinued operations. Revenues from discontinued operations amounted to €16.1 million in 2020 which showed a strong increase compared to the revenues in 2019. R&D expenses and general and administrative expenses showed a slight increase compared to the operating costs in 2019, following the growth of the service division.

Fidelta will continue performing drug discovery services for us for the next five years, for which we have purchase commitments for an aggregate amount of €27.0 million.

Comparison of years ended December 31, 2019 and 2018

On November 23, 2020, we signed a share purchase agreement with Selvita S.A. in relation to the disposal of Fidelta d.o.o. (our fee-for-service segment). As such we classified the result of Fidelta as discontinued operations in our financial statements for the year ended December 31, 2019 and 2018.

The following table summarizes the results of our operations for the years ended December 31, 2019 and 2018, together with the changes to those items.

	Year Ended December 31,
	2019 (*)	2018 (*)	% Change
	(Euro, in thousands, except share and per share data)

Revenues	€834,901	€278,666	200%
Other income	50,896	29,000	76%
Total revenues and other income	885,797	307,666	188%

Research and development expenses	(420,090)	(316,222)	33%
Sales and marketing expenses	(24,577)	(4,146)	493%
General and administrative expenses	(72,382)	(34,377)	111%
Total operating expenses	(517,049)	(354,746)	46%

Operating income/loss (-)	368,748	(47,080)	883%

Fair value re-measurement of share subscription agreement and warrants	(181,644)	—
Other financial income	21,389	18,264	17%
Other financial expenses	(59,968)	(2,602)	2205%

Income/loss (-) before tax	148,525	(31,417)	573%

Income taxes	165	(822)	(120%)

Net income/loss (-) from continuing operations	148,689	(32,240)	561%

Net income from discontinued operations, net of tax	1,156	2,981	(61%)

Net income/loss (-)	€149,845	€(29,259)	612%

Net income/loss (-) attributable to:
Owners of the parent	149,845	(29,259)
Basic income/loss (-) per share	€2.60	€(0.56)
Diluted income/loss (-) per share	€2.49	€(0.56)
Basic income/loss (-) per share from continuing operations	€2.58	€(0.62)
Diluted income/loss (-) per share from continuing operations	€2.47	€(0.62)

(*) The 2019 and 2018 comparatives have been restated to consider the impact of classifiying the Fidelta business as discontinued opearations in 2020.

Continuing operations

Revenues

	Year ended December 31,
	2019	2018	% Change
	(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees	€812,058	€196,486	313%
Milestone payments	2,878	73,394	(96%)
Reimbursement income	19,900	8,722	128%
Other revenues	66	63	5%
Total revenues	€834,901	€278,666	200%

We refer to our comparison of the years ended December 31,2020 and December 31, 2019, for a summary of the accounting treatment of the Gilead collaboration.

The following table summarizes details of revenues from our continuing operations for the years ended December 31, 2019 and 2018 by collaboration and by category of revenue: upfront payments and license fees, milestone payments, reimbursement income, and other revenues.

	Over time	Point in time	2019	2018
			(Euro, in	(Euro, in
			thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€812,058	€196,486
Gilead collaboration agreement for ziritaxestat		√	666,968	-
Gilead collaboration agreement for filgotinib (1)	√		62,602	96,809
Gilead collaboration agreement for drug discovery platform	√		80,918	-
AbbVie collaboration agreement for CF	√		1,569	52,176
Novartis collaboration agreement for MOR106		√	-	47,500

Milestone payments			2,878	73,394
Gilead collaboration agreement for filgotinib (1)	√		(21,187)	27,623
AbbVie collaboration agreement for CF	√		24,065	36,771
Servier collaboration agreement for osteoarthritis		√	-	9,000

Reimbursement income			19,900	8,722
Novartis collaboration agreement for MOR106	√		19,177	7,718
AbbVie collaboration agreement for CF	√		723	989
Other reimbursement income			-	16

Other revenues			66	63
Other revenues			66	63
Total revenues			€834,901	€278,666

(1) Following the contract amendment, the revenue recognized for filgotinib for the year ended 31 December 2019 included a negative catch-up effect on closing date of €245.9 million resulting from the decrease in the percentage of completion applied to previously received upfront and milestones for that program.

         Recognition of non-refundable upfront payments and licence fees increased mainly due to the one time recognition of €667.0 million of the upfront payment from Gilead allocated to the IPF program on GLPG1690 (ziritaxestat). We recognize the consideration from Gilead allocated to the drug discovery platform on a linear basis over 10 years, of which we already recognized €80.9 million in 2019. Finally, considering the recalculated percentage of completion of the costs incurred compared to the increased, joint pre-determined level of costs, and related catch-up effect for the previously received upfront due to the revised filgotinib collaboration agreement in 2019, we recognized in revenue €62.6 million of the total upfront consideration allocated to filgotinib.

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

The outstanding balance of deferred income from the Gilead collaboration agreement on December 31, 2019 amounted to €3,000.3 million. This was composed of €780.3 million for filgotinib that will be recognized in revenue over the next 4 to 5 years and €2,220.0 million for the exclusive access to our drug discovery platform. The latter was composed of €2,203.8 million that will be linearly recognized over the next 10 years and €16.2 million was related to the warrant issuance liability reserved for the subsequent warrant B.

Reimbursement income increased due to higher cost reimbursements in relation with the MOR106 program with Novartis and MorphoSys.

Other income

The following table summarizes the other income of our continuing operations for the years ended December 31, 2019 and 2018, together with the changes to those items.

	Year ended December 31,
	2019	2018	% Change
	(Euro, in thousands)
Grant income	€6,549	€1,609	307%
R&D incentives	43,923	26,912	63%
Other income	425	479	(11%)
Total other income	€50,896	€29,000	76%

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

•

Tax rebates on payroll withholding taxes of R&D personnel in Belgium and the Netherlands, representing €9.9 million of other income for the year ended December 31, 2019 compared to €6.3 million for the year ended December 31, 2018

R&D expenditure

The following table summarizes the R&D expenditure of our continuing operations for the years ended December 31, 2019 and 2018, together with the changes to those items.

	Year ended December 31,
	2019	2018	% Change
	(Euro, in thousands)
Personnel costs	€(118,875)	€(75,819)	57%
Subcontracting	(255,725)	(203,406)	26%
Disposables and lab fees and premises costs	(19,573)	(20,967)	(7%)
Depreciation	(9,330)	(4,846)	93%
Professional fees	(1,834)	(262)	600%
Other operating expenses	(14,753)	(10,922)	35%
Total R&D expenses	€(420,090)	€(316,222)	33%

The R&D expenditure increased reflecting the increase of our investments to advance our R&D programs. This increase was principally due to:

•	Increased R&D personnel costs was explained by an enlarged workforce following the growth in our R&D activities as well as an exceptional bonus following the successful closing of the Gilead transaction.

•	The increase in subcontracting costs was mainly due to increased expenditure in our partnered programs with Gilead, including our increased cost share for filgotinib. Moreover expenditures have further increased as we were advancing our IPF program, our OA program GLPG1972, our Toledo program and our other programs.
•	Premises costs decreased and depreciation expenses increased due to the accounting treatment related to the adoption of IFRS 16 (effect of IFRS 16 on depreciation expenses amounted to €5.3 million).
•	Other operating expenses increased in line with the increase of the R&D staff.

The table below summarizes our R&D expenditure for the years ended December 31, 2019 and 2018, broken down by program.

	Year Ended December 31,
	2019	2018	% Change
	(Euro, in thousands)
Filgotinib program	€(100,032)	€(66,138)	51%
CF program	(75,951)	(72,718)	4%
Ziritaxestat program	(19,958)	(15,751)	27%
OA program on GLPG1972	(47,204)	(20,967)	125%
AtD program on MOR106	(3,897)	(30,137)	(87%)
Toledo program	(24,051)	(14,999)	60%
Other programs	(148,997)	(95,512)	56%
Total R&D expenses	€(420,090)	€(316,222)	33%

Other programs comprise expenditure for other projects in research phase primarily focused on inflammation and fibrosis, and other early stage development programs.

Sales and marketing expenses

The following table summarizes our sales and marketing expenses for the years ended December 31, 2019 and 2018, together with the changes to those items.

	Year ended December 31,
	2019	2018	% Change
	(Euro, in thousands)
Personnel costs	€(7,558)	€(2,282)	231%
Depreciation	(61)	—
External outsourcing costs	(15,721)	(1,284)	1125%
Professional fees	(459)	—
Other operating expenses	(777)	(580)	34%
Total sales and marketing expenses	€(24,577)	€(4,146)	493%

         The increase in our sales and marketing expenses in 2019 was mainly explained by an increase in personnel costs due to recruitments, as well as related increase in outsourcing costs. The latter was mainly due to €8.2 million of expenses relating to our 50/50 cost share mechanism with Gilead for expenses incurred in preparation for the co-promotion activities for filgotinib.

General and administrative expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2019 and 2018, together with the changes to those items.

	Year ended December 31,
	2019	2018	% Change
	(Euro, in thousands)
Personnel costs	€(51,204)	€(24,740)	107%
Depreciation	(1,421)	(449)	216%
Legal and professional fees	(11,568)	(4,026)	187%
Other operating expenses	(8,190)	(5,162)	59%
Total general and administrative expenses	€(72,382)	€(34,377)	111%

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

Warrant A was valued using a standard option model (Black & Scholes Merton). The input data used in the model were derived from market observations (volatility, discount rate and share price) and from management estimates (number of shares to be issued, applied discount for lack of marketability). On November 6, 2019 Gilead exercised warrant A and as such increased its ownership in Galapagos to 25.10% of the then outstanding shares. Between the warrant approval date and the exercise of warrant A our share price increased significantly, resulting in a fair value loss of €35.6 million recognized in profit or loss. On November 6, 2019 the related financial liability, amounting to €79.0 million was derecognized through the share premium account in equity.

Management assessed that the financial liability relating to this warrant A had a remaining fair value of €0 million on December 31, 2019 mainly because Gilead further increased its ownership to 25.84% on December 31, 2019.

Fair value re-measurement of the financial instrument related to the issuance of warrant A

(Euro, in thousands)
Fair value of financial liability at warrant approval date	€(43,311)
Change in fair value recorded in profit or loss	(35,642)
Derecognition at warrant A exercise date	78,953
Fair value on December 31, 2019	€—

The issuance of initial warrant B was approved on October 22, 2019 by the extraordinary general meeting of shareholders and is not yet exercised by Gilead at December 31, 2019. The fair value measurement of this financial liability is categorized as level 3 in the fair value hierarchy. Initial warrant B was valued on the basis of a Longstaff-Schwartz Monte Carlo model. The input data used in the model were derived from market observations (volatility, discount rate and share price) and from management estimates (number of shares to be issued and applied discount for lack of marketability).

The recognized fair value loss of €3.7 million was mainly the result of an increase in the implied volatility of our share price and our share price itself between the warrant approval date and year-end. The fair value of the financial liability related to the initial warrant B amounted to €6.2 million on December 31, 2019.

The financial liability will be re-measured at fair value at each reporting period.

Fair value re-measurement of the financial instrument related to the issuance of initial warrant B

(Euro, in thousands)
Fair value of financial liability at warrant approval date	€(2,545)
Change in fair value recorded in profit or loss	(3,653)
Fair value on December 31, 2019	€(6,198)

The fair value of the financial liability related to the initial warrant B of €6.2 million on December 31, 2019 was presented as current financial instrument, in the section current liabilities, in our consolidated statement of financial position.

Subsequent warrant B is still subject to approval by an extraordinary general meeting of shareholders and was therefore still presented as warrant issuance liability in our deferred income (we refer to note 24 for more information). Subsequent warrant B was valued on the basis of a Longstaff-Schwartz Monte Carlo model. The input data used in the model were derived from market observations (volatility, discount rate and share price) and from management estimates (number of shares to be issued and applied discount for lack of marketability).

Other financial income and expense

The following table summarizes other financial income and expense for the years ended December 31, 2019 and 2018.

	Year ended December 31,
	2019	2018	% Change
	(Euro, in thousands)
Other financial income:
Interest income	€14,305	€5,217	174%
Effect of discounting long term R&D incentives receivables	93	199	(53%)
Currency exchange gain	775	10,978	(93%)
Fair value gain on financial assets held at fair value through profit or loss	5,355	1,203	345%
Fair value gain on current financial investments	611	—
Gain upon sale of financial assets held at fair value through profit or loss	2	667	(100%)
Other finance income	248	—
Total other financial income	21,389	18,264	17%

Other financial expenses:
Interest expenses	(1,268)	(780)	63%
Effect of discounting long term deferred income	(6,900)	—
Currency exchange loss	(47,720)	(1,057)	4413%
Fair value loss on current financial investments	(3,700)	—
Other finance charges	(380)	(764)	(50%)
Total other financial expense	(59,968)	(2,602)	2205%

Total other net financial expense (-)/ income	€(38,579)	€15,663	(346%)

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

A net fair value loss on current financial investments of €3.1 million was recorded in 2019. This consisted of the effect of the re-measurement at fair value of these investments at the reporting date.

Other financial expense for 2019 also included €6.9 million of costs linked to the accounting for a financing component embedded in the upfront consideration received from Gilead in connection with the revised agreement for filgotinib.

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

  For the year ended December 31, 2019, fair value gain on financial assets held at fair value through profit or loss consisted of positive effects from the fair value re-measurement of financial assets classified as equity investments which qualify for level 1 fair value measurement based upon the closing price of such securities at each reporting date. The fair values loss on the current financial investments reflected the differences between the amounts invested in our money market funds denominated in EUR and their fair value at settlement date or December 31, 2019. These fair value losses were mainly the result of the negative returns on the EUR denominated money market funds.

         For more information on currency exchange fluctuations on our business, please see the section of this annual report titled “Item 11—Quantitative and qualitative disclosures about market risk—Foreign exchange risk.”

Income Taxes

The following table summarizes our tax result for the years ended December 31, 2019 and 2018.

	Year ended December 31,
	2019	2018
	(Euro, in thousands)
Current tax	€(1,372)	€(584)
Deferred tax	1,537	(238)
Income taxes	€165	€(822)

Current tax amounted was related to corporate income taxes for subsidiaries operating on a cost plus basis. Deferred tax income related to subsidiaries working on a cost plus basis. Despite the significant profit before tax incurred in the year ended December 31, 2019, we only recorded a minor tax charge as we made use of the “innovation income deduction” regime in Belgium.

We refer to note 11 of our consolidated financial statements ‘Income taxes’.

Results from Discontinued Operations

The following table summarizes our results from discontinued operations for the years ended December 31, 2019 and 2018.

	Year ended December 31,
	2019	2018
	(Euro, in thousands, except share and per share data)
Revenues	€10,084	€10,170
Other income	8	9
Total revenues and other income	10,092	10,179

Research and development expenses	(7,229)	(6,653)
General and administrative expenses	(1,319)	(1,253)
Total operating expenses	(8,548)	(7,906)

Operating income	1,544	2,273

Other financial income	93	71
Other financial expenses	(102)	(135)

Income before tax	1,535	2,209

Income taxes	(379)	773

Net income	€1,156	€2,981

Basic income per share from discontinued operations	€0.02	€0.06
Diluted income per share from discontinued operations	€0.02	€0.06
Weighted average number of shares (in thousands of shares)	57,614	52,113
Weighted average number of shares - Diluted (in thousands of shares)	60,112	53,922

On November 23, 2020, we signed a share purchase agreement with Selvita S.A. in relation to the disposal of Fidelta d.o.o. (our fee-for-service segment). The transaction was completed on January 4, 2021.

As we expect to continue to purchase services from Fidelta d.o.o. after the closing of the transaction, we have eliminated the intragroup revenue and cost in discontinued operations.

B. Liquidity and capital resources

With the exception of the year ended December 31, 2019, we have incurred significant operating losses. We have funded our operations through public and private placements of equity securities, upfront payments, milestone payments and royalties received from pharmaceutical partners under our collaboration agreements, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division. Our cash flows may fluctuate and are difficult to forecast and will depend on many factors. On December 31, 2020, our current financial investments and cash and cash equivalents amounted to €5,169.3 million. For more information on our policies regarding financial instruments, please see “Note 3—Significant accounting policies—Financial instruments” included in our consolidated financial statements appended to this annual report.

Cash flows

Comparison for the years ended December 31, 2020 and 2019

The following table summarizes the results of our audited consolidated statement of cash flows for the years ended December 31, 2020 and 2019.

	2020	2019	Variance
	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€1,861,616	€1,290,796	€570,821
Net cash flows generated/used (-) in operating activities	(427,336)	3,208,617	(3,635,953)
Net cash flows generated/used (-) in investing activities	757,288	(3,764,660)	4,521,948
Net cash flows generated in financing activities	22,040	1,335,751	(1,313,710)
Transfer to current financial investments (1)	—	(198,922)	198,922
Effect of exchange rate differences on cash and cash equivalents	(70,539)	(9,966)	(60,573)
Cash and cash equivalents at end of the period	€2,143,071	€1,861,616	€281,455

	2020	2019	Variance
	(Euro, in thousands)
Current financial investments at end of the period	€3,026,278	€3,919,216	€(892,938)
Cash and cash equivalents from continuing operations at end of the period	2,135,187	1,861,616	273,571
Cash and cash equivalents classified as assets held for sale at end of the period	7,884	—	7,884
Current financial investments and cash and cash equivalents at end of the period	€5,169,349	€5,780,832	€(611,483)

The net increase of €281.5 million in cash and cash equivalents for the year ended December 31, 2020, consisted of negative unrealized exchange differences of €70.5 million, compensated by an increase in cash and cash equivalents of €352.0 million. This latter was composed of (i) €517.4 million of operational cash burn, (ii) €28.3 million of cash proceeds from capital and share premium increase from exercise of subscription rights in 2020, (iii) the net sale of current financial investments of €841.1 million.

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

The following table presents a reconciliation of operational cash flow, net cash inflow from the Gilead transaction and the operational cash burn adjusted for this transaction, to the closest IFRS measures, for each of the periods indicated:

	2020	2019
	(Euro, in thousands)
Increase in cash and cash equivalents (excluding effect of exchange differences)	€351,994	€779,710
Less :
Net proceeds from capital and share premium increases	(28,287)	(1,340,842)
Net purchase/sale (-) of current financial investments	(841,110)	3,723,940
Total operational cash flow/cash burn (-)	(517,404)	3,162,809
Upfront consideration received from Gilead		3,569,815
Realized exchange loss on Gilead upfront		(34,853)
Costs associated to the transaction with Gilead		(37,849)
Net operational cash proceeds from the Gilead transaction	—	3,497,113
Operational cash burn adjusted for Gilead transaction	€(517,404)	€(334,304)

The decrease in net cash flow generated/used (-) in operating activities for the year ended December 31, 2020 as compared to the year ended December 31, 2019, is primarily explained by the upfront payment of €3,569.8 million received from Gilead in August 2019.

The increase in net cash generated/used (-) in investing activities for the year ended December 31, 2020, can be primarily explained by the net sale of €841.1 million of our current financial investments in 2020, as compared to a net purchase of €3,723.9 million of current financial investments in 2019. On the other hand investments in (in)tangible fixed assets increased from €45.7 million for the year ended December 31, 2019 to €91.3 million for the year ended December 31, 2020.

The net cash inflow from financing activities for the year ended December 31, 2019, can primarily be attributed to €955.6 million of net new funds from the share subscription by Gilead and €368.0 million from the exercise of warrant A by Gilead. In addition, proceeds received on exercises of subscription rights contributed to cash generated by financing activities for the years ended December 31, 2019 and 2020 for respectively €17.2 million and €28.3 million.

The consolidated cash flow table above included both continuing and discontinued operations. The table below summarizes our statement of cash flows from discontinued operations included in the table above for the years ended December 31, 2020 and 2019.

	2020	2019	Variance
	(Euro, in thousands)
Net cash flows generated in operating activities	€7,173	€2,911	€4,262
Net cash flows used in investing activities	(2,284)	(1,350)	(934)
Net cash flows used in financing activities	(664)	(709)	45
Net cash flow from discontinued operations	€4,225	€852	€3,373

Comparison for the years ended December 31, 2019 and 2018

The following table summarizes the results of our audited consolidated statement of cash flows for the years ended December 31, 2019 and 2018.

	2019	2018	Variance
	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€1,290,796	€1,151,211	€139,584

Net cash flows generated/used (-) in operating activities	3,208,617	(142,466)	3,351,083
Net cash flows used in investing activities	(3,764,660)	(15,914)	(3,748,746)
Net cash flows generated in financing activities	1,335,751	287,876	1,047,875
Transfer to current financial investments	(198,922)	—	(198,922)
Effect of exchange rate differences on cash and cash equivalents	(9,966)	10,089	(20,055)
Cash and cash equivalents at end of the period	€1,861,616	€1,290,796	€570,821

(1)  The money market funds were no longer classified as cash equivalents and were transferred to the current financial investments because we no longer used them for meeting short-term cash commitments.

	December 31,
	2019	2018	Variance
	(Euro, in thousands)
Current financial investments	€3,919,216	€—	€3,919,216
Cash and cash equivalents	1,861,616	1,290,796	570,821
Current financial investments and cash and cash equivalents	€5,780,832	€1,290,796	€4,490,037

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

We refer to the comparison for the years ended December 31, 2020 and 2019 for the definition of the operational cash burn/cash flow.

The following table presents a reconciliation of operational cash flow, net cash inflow from the Gilead transaction and the operational cash burn adjusted for this transaction, to the closest IFRS measures, for each of the periods indicated:

	2019	2018
	(Euro, in thousands)
Increase in cash and cash equivalents (excluding effect of exchange differences)	€779,710	€129,497
Less :
Net proceeds from capital and share premium increases	(1,340,842)	(287,881)
Net purchase of current financial investments	3,723,940
Total operational cash flow/cash burn (-)	3,162,809	€(158,384)
Upfront consideration received from Gilead	3,569,815
Realized exchange loss on Gilead upfront	(34,853)
Costs associated to the transaction with Gilead	(37,849)
Net operational cash proceeds from the Gilead transaction	3,497,113
Operational cash burn adjusted for Gilead transaction	€(334,304)

The increase in net cash flow generated/used (-) in operating activities for the year ended December 31, 2019, was primarily explained by the upfront payment of €3,569.8 million received from Gilead.

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

The consolidated cash flow table included both continuing and discontinued operations. The table below summarizes our statement of cash flows from discontinued operations included in the table above for the years ended December 31, 2019 and 2018.

	2019	2018	Variance
	(Euro, in thousands)
Net cash flows generated in operating activities	€2,911	€3,335	€(424)
Net cash flows used in investing activities	(1,350)	(799)	(551)
Net cash flows used in financing activities	(709)	—	(709)
Net cash flow from discontinued operations	€852	€2,536	€(1,684)

Cash and funding sources

The table below summarizes our sources of equity financing, excluding subscription right exercises, for the years ended December 31, 2020 and 2019.

Private placement
(Euro, in thousands)
2018	€280,224
2019	1,323,675
2020	—
Total sources of equity financing	€1,603,899

On September 17, 2018, we completed a public offering in the United States of 2,961,373 new ordinary shares in the form of ADSs at a price of $116.50 per ADS, before underwriting discounts. We received €296.2 million of gross proceeds, decreased by €16.0 million of expenses. The total net cash proceeds from the public offering amounted to €280.2 million.

On August 23, 2019, Gilead subscribed to 6,828,985 new ordinary shares at a price of €140.59 per share. We received €960.1 million of gross proceeds, decreased by €4.4 million of expenses, which was all paid at December 31, 2019. The total net cash proceeds from this share subscription by Gilead amounted to €955.6 million. On November 6, 2019, Gilead exercised warrant A and subscribed to 2,617,791 new ordinary shares at a price of €140.59 resulting in net proceeds of €368.0 million.

As of December 31, 2020, we had no long-term debt, except for lease liabilities.

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

Of our current financial investments and cash and cash equivalents held outside of our Belgian entities as of December 31, 2020 and 2019, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law was in each case immaterial.

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

Capital expenditures

Our commitments for capital expenditures on December 31, 2020 amounted to €54.7 million.

Our capital expenditures amounted to €91.3 million, €45.7 million and 13.7 million for the years ended December 31, 2020, 2019 and 2018 respectively.

In 2020, our capital expenditures consisted of €30.7 million for land and building additions, laboratory and computer and other equipment for €11.8 million, €48.8 million of intangible assets related to license fees (€39.3 million) and software development (€9.5 million).

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

Contingent liabilities and assets

On January 4, 2021, we closed the sale of our Croatian subsidiary Fidelta. Selvita acquired 100% of the outstanding shares in Fidelta for a total consideration of €37.1 million including customary adjustments for net cash and working capital. In accordance with common practice, we gave representations and warranties which are capped and limited in time.

In December 2015, we entered into a license and collaboration agreement to co-develop filgotinib with Gilead in rheumatoid arthritis, Crohn’s disease, ulcerative colitis and other indications. This agreement was revised a first time in August 2019 and in December 2020, we agreed to further revise this agreement. Under the terms of the new arrangement, we will assume all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. Beginning on January 1, 2021, we will bear the future development costs for certain studies, in lieu of the equal cost split contemplated by the previous agreement. The existing 50/50 global development cost sharing arrangement will continue for certain other studies.

All commercial economics on filgotinib in Europe will transfer to us as of January 1, 2022, subject to payment by us of tiered royalties of 8 to 15 percent of net sales in Europe to Gilead, starting in 2024. In connection with the amendments to the existing arrangement for the commercialization and development of filgotinib, Gilead has agreed to irrevocably pay us €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021 and will pay an additional €75 million in 2021 and will pay €50 million in 2022. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. However, we will remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $295 million and sales-based milestone payments of up to $600 million. We achieved two milestones under the first revised agreement in September 2020 totaling $105 million.

As a result of the Option, License and Collaboration agreement signed with Gilead in July 2019, we share further development costs for GLPG1690 equally with Gilead. We were also entitled to an additional milestone for GLPG1690 upon approval in the United States and we were eligble to receive tiered royalties ranging from 20-24% on net sales of GLPG1690 by Gilead in all countries outside Europe. In February 2021, we and Gilead announced our decision to discontinue all ongoing development activities with ziritaxestat.

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

C. Research and development, patents and licenses, etc

For a discussion of our R&D activities, see “Item 4.B.—Business Overview” and “Item 5.A.—Operating Results.”

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business overview,” “Item 5.A.—Operating results,” and “Item 5.B.—Liquidity and capital resources.”

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

F. Tabular disclosure of contractual obligations

We have certain purchase commitments with contract research organization subcontractors and with Gilead principally. Future events could cause actual payments to differ from these estimates. On December 31, 2020, we had outstanding obligations for purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(Euro, in thousands)

Purchase commitments	€347,873	€271,922	€73,009	€2,870	€72

In addition to the table above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib, which is disclosed under the sections of this annual report titled “Item 5–Operating and Financial Review and Prospects.–Collaboration and Alliance Agreements–Option, License and Collaboration Agreement with Gilead”, and “Item 7.B.–Related Party Transactions.–Transaction with Major Shareholder”. The contractual cost sharing commitment amounted to €614.1 million at December 31, 2019. At December 31, 2020, after the recent renegotiation of the filgotinib collaboration, our estimate of this cost sharing commitment amounts to €493.4 million, for which we have direct purchase commitments of €18.1 million at December 31, 2020 (€27.5 million at December 31, 2019) reflected in the tables above.

The table above does not include pension liabilities, non-current deferred income and other non-current liabilities.

We provide retirement benefit plans for all of our qualifying employees. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations and other provisions for employees. At December 31, 2020 the net liability for such obligations amounted to €15.0 million (€8.3 million at December 31, 2019).

Non-current deferred income was €2,366.0 million at December 31, 2020 (€2,586.3 million at December 31, 2019). This year’s amount related to the upfront payment received from Gilead in August 2019, the recognition of a deferred income upon signing of the share subscription agreement with Gilead in July 2019, additional milestone payments received in 2020 and additional upfront payments related to the recently renegotiated filgotinib agreement. See note 24 to the consolidated financial statements.

Other non-current liabilities amounted to €8.1 million on December 31, 2020 (€7.0 million on December 31, 2019) and primarily related to deferred management bonuses and RSU plans granted in 2019 and 2020. The management board members, together with other senior managers, are eligible to receive bonuses under the Senior Management Bonus Scheme. Pursuant to the rules of the Senior Management Bonus Scheme which was granted until performance year 2018, 50% of the bonus was paid immediately around year-end and the payment of the remaining 50% was deferred for three years. The deferred 50% component is dependent on the Galapagos share price change relative to the Next Biotech Index (which tracks Euronext-listed biotech companies). See notes 3 and 28 to the consolidated financial statements. Management board members and other employees were granted RSU’s in 2019 and 2020. An RSU is a grant that takes the form of a promise that employees will receive Galapagos stock in the future and it will be payable, at the company’s discretion in cash or in shares, upon completion of a certain vesting period. Each RSU reflects the value of one Galapagos share. The RSU’s are measured based on the average share price over the 30-calendar day period preceding the measurement date. We recognize the corresponding expense and liability over the vesting period. The fair value of the liability is re-measured at each reporting date because currently it is management’s intention to settle the RSU’s in cash.

G. Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6  Directors, senior management and employees

A. Directors and senior management

Supervisory board

In 2019, a new Belgian Companies Code (the “Belgian Companies Code“) was approved by the Belgian Parliament. For existing companies like Galapagos NV, there was a transition regime providing for a staggered applicability of the new provisions. Certain parts of the new code apply to Galapagos as of January 1, 2020, and the full transition was completed on Galapagos’ extraordinary shareholders’ meeting of April 28, 2020, which resolved to amend our articles of association as a consequence of the newly applicable Belgian Companies Code. The full text of the new articles of association are an exhibit to this report.

Under the Belgian Companies Code, the executive committee in accordance with article 524bis of the old Belgian Companies Code has been abolished. The Belgian Companies Code introduces (among other things) a two-tier system, with two new governance bodies: the supervisory board and the management board. The supervisory board is responsible for the general policy and strategy of the company and has all powers which are specifically reserved for it under the Belgian Companies Code. The supervisory board also supervises the management board. The management board exercises all powers which are not reserved for the supervisory board in accordance with the Belgian Companies Code. Galapagos’ Corporate Governance Charter describes the main aspects of our governance system, among others, the structure, composition and their role and responsibilities.

In light of the Belgian Companies Code, the Belgian Corporate Governance Committee adopted a new Corporate Governance Code (the "2020 Belgian Corporate Governance Code") (which can be consulted on www.corporategovernancecommittee.be). The 2020 Belgian Corporate Governance Code was published on May 9, 2019. The 2020 Belgian Corporate Governance Code applies compulsorily to reporting years beginning on or after January 1, 2020. For the reporting period beginning on January 1, 2020, the 2020 Belgian Corporate Governance Code was our reference code. Following the amendment of our articles of association, Galapagos NV’s supervisory board approved on April 28, 2020 an updated corporate governance charter. The corporate governance charter applies in addition to the law, Galapagos NV’s articles of association and the corporate governance provisions included in the Belgian Companies Code and the 2020 Belgian Corporate Governance Code.

The 2020 Belgian Corporate Governance Code requires companies to make an explicit choice for one of the governance structures provided for in the Belgian Companies Code. Upon proposal of the board of directors, the extraordinary shareholders’ meeting of April 28, 2020 has resolved to introduce a two-tier governance structure as provided for by the Belgian Companies Code, with the supervisory board replacing the board of directors, and the management board replacing the executive committee.

The supervisory board has established an audit committee and a nomination and remuneration committee; both have an advisory function. Finally, the management board has delegated the daily management of the company to one management board member, i.e. its chief executive officer.

We currently have eight supervisory board members, less than a majority of whom are citizens or residents of the United States.

Under our articles of association, our supervisory board must be composed of between five and nine members, of which at least three are independent directors as defined by the Belgian Companies Code. All supervisory board members are non-executive directors, including the Chairman who does not hold the office of CEO. Within these limits, the number of members of the supervisory board is determined by our shareholders. Supervisory board members are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our articles of association, our supervisory board members serve terms of up to four years. Members of the supervisory board whose mandate has come to an end may be reappointed.

Subject to the approval of Galapagos’ shareholders and certain other conditions, Gilead has the right under the terms of the share subscription agreement to have two designees appointed to our supervisory board. The special shareholders’ meeting of October 22, 2019 approved the appointment of Daniel O’Day and Linda Higgins as directors of Galapagos NV.

The following table sets forth certain information with respect to the current members of our supervisory board, including their ages, as of December 31, 2020:

Name	Age	Date service began in current term	Date of expiration of current term (1)	Position(s)
Raj Parekh, MA, Dphil (2)	60	2017	2021	Chairman of the supervisory board
Howard Rowe, JD (3)	51	2018	2022	Supervisory board member
Katrine Bosley (2)	52	2017	2021	Supervisory board member
Mary Kerr, Ph.D. (3)	59	2020	2024	Supervisory board member
Peter Guenter (3)	58	2019	2023	Supervisory board member
Daniel O'Day	56	2019	2023	Supervisory board member
Linda Higgins	58	2019	2023	Supervisory board member
Elisabeth Svanberg, MD, Ph.D.(2) (4)	59	2020	2024	Supervisory board member
(1) The term of the mandates of the supervisory board member will expire immediately after the annual shareholders' meeting held in the year set forth next to the director's name
(2) Member of the nomination and remuneration committee
(3) Member of the audit committee (4) Member from the supervisory board from April 28, 2020

         The address for our supervisory board members is Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

Six out of eight of the members of the supervisory board are independent under the Nasdaq Stock Market listing requirements and five out of eight of the members of the supervisory board are independent under Belgian law.

With the implementation of the new two-tier governance structure, the mandate of Mr. Onno van de Stolpe as member of the board of directors ended on April 28, 2020, as it is not allowed to be a member of the supervisory board and the management board at the same time. Mr. Onno van de Stolpe continues his mandate as member and chairman of the management board and CEO. His biographical information is set out under the biographical information of the management board members.

The following is the biographical information of the members of our supervisory board (members per December 31, 2020):

Rajesh Parekh, MA, DPhil has served as the Chairman of our supervisory board since 2004. Dr. Parekh is a General Partner at Advent Life Sciences LLP, which he joined in 2006. During an academic career at Oxford University, he co-founded Oxford GlycoSciences PLC, where he served as Chief Scientific Officer and Chief Executive Officer from 1988 until its sale to Celltech Group PLC (now UCB SA) in 2003. He has founded or served on the boards of several life sciences companies in the United States and Europe including Avila Therapeutics, Inc.; EUSA Pharma (Europe) Limited;  Biocartis NV; Amsterdam Molecular Therapeutics (AMT) Holding NV (now uniQure); Aura, Inc.; Artax, Inc.; and Project Paradise Limited. He was also a member of the supervisory board of the Novartis Venture Fund. Dr. Parekh currently serves as a member of the board of directors of Advent Life Sciences LLP; Aleta, Inc.; Alpha Anomeric SA; Amphista Therapeutics Ltd.; Arrakis, Inc.; Aura Biosciences; Levicept Limited; PE Limited; Pheno Therapeutics Ltd.; Tridek-One Therapeutics SAS; and Zikani, Inc. He received his MA in Biochemistry and DPhil in Molecular Medicine from the University of Oxford, where he has also been a Senior Research Fellow and Professor.

Howard Rowe, JD has served as a member of our supervisory board since 2010. Mr. Rowe is Managing Director at Hayfin Capital Management LLP. Prior to joining Hayfin Capital Management, Mr. Rowe was a Managing Director with The Goldman Sachs Group, Inc. where he had multiple healthcare responsibilities over his 12 years at the firm. His most recent roles at Goldman Sachs were as part of the European Special Situations and Principal Strategies teams where he established and led the private healthcare investing effort. During that time he served on the boards of EUSA Pharma (Europe) Limited, Healthcare Brands International Limited, SmallBone Innovations, Inc., MedAvante, Inc. and Ikonisys, Inc. Prior to his investing activities, Mr. Rowe was a senior member of the European Healthcare Investment Banking team, where he advised numerous corporate clients on M&A and corporate finance activities. Before joining Goldman Sachs, he was a corporate lawyer with the law firm Sullivan & Cromwell LLP. Mr. Rowe received his Bachelor of Science in Psychobiology from the University of Southern California and his JD from Harvard Law School.

Katrine Bosley has served as a member of our supervisory board since 2013. Ms. Bosley served as the President, Chief Executive Officer and member of the board of directors of Editas Medicine, Inc. from June 2014 to March 2019. Prior to joining Editas, Ms. Bosley was the Entrepreneur-in-Residence at The Broad Institute from 2013 to 2014. From 2009 to 2012, Ms. Bosley was President, Chief Executive Officer and member of the board of directors of Avila Therapeutics, Inc., which was acquired by Celgene Corporation in 2012. Ms. Bosley served as President, Celgene Avilomics Research at Celgene in 2012. Prior to her time at Avila Therapeutics, Ms. Bosley was Vice President, Strategic Operations at Adnexus, a Bristol-Myers Squibb R&D Company, and was Vice President, Business Development at Adnexus Therapeutics, Inc. before that. Ms. Bosley joined Adnexus Therapeutics from Biogen Idec, Inc. where she had roles in business development, commercial operations and portfolio strategy in the United States and Europe. Ms. Bosley graduated from Cornell University with a B.A. in Biology. She served on the board of the Biotechnology Innovation Organization. Ms. Bosley currently serves on the boards of Genocea Biosciences, Inc., and of the Massachusetts Eye and Ear Institute. Ms. Bosley also serves as chairman of the board of Arrakis Therapeutics.

Mary Kerr, Ph.D. is Chief Executive Officer of NeRRe Therapeutics, and member of the supervisory board (non-executive director) of Galapagos NV since July 26, 2016. She was Co-Founder and CEO of KaNDy Therapeutics until the company was acquired by Bayer in September 2020 for an upfront consideration of $425 million, and potential development and regulatory milestone payments of up to $450 million, followed by potential additional triple digit million sales milestone payments. Before her career in biotech, Kerr held a range of senior leadership roles at GSK over more than 20 years, including Senior Vice President and Global Franchise leader for the Immuno-inflammation and Infectious Diseases franchise. Mary was a founding member and on the Corporate Executive team of ViiV Healthcare. She has spent most of her career on the R&D commercial interface in global strategy and regional operational roles, predominantly in the specialty and orphan space. Dr. Kerr gained a Ph.D. in Pharmacology at the University of Bradford, did post-doctoral research at the Michigan Cancer Foundation in Detroit, and has an MBA from the University of Kingston.

Peter Guenter has served as a member of our supervisory board since April 30, 2019. Mr. Guenter is a member of the Executive Board of Merck KGaA and Chief Executive Officer of Healthcare since January 2021. Before joining Merck, he served as Chief Executive Officer of Almirall from 2017 to 2020. Prior to joining Almirall, he worked at Sanofi for 22 years, most recently as Executive Vice President Diabetes and Cardiovascular Global Business Unit. During his tenure at Sanofi, he held many senior positions including Vice President Eastern Europe and Northern Europe, Vice President Business Management and Support, General Manager Germany, Senior Vice President Europe, Executive Vice President Global Commercial Operations and Executive Vice President General Medicine and Emerging Markets. He was a member of Sanofi’s Executive Committee from 2013 till August 2017. Before joining Sanofi, he held different positions in sales and marketing at Smith Kline and Ciba Geigy. Mr. Guenter is currently also a member of the board of the European Federation of Pharmaceutical Industries and Associations (EFPIA). He is a Belgian citizen and holds a Master’s Degree in Physical Education from the Faculty of Medicine and Health Sciences, University of Ghent.

Daniel O’Day has served as a member of our supervisory board since October 22, 2019. Daniel O’Day joined Gilead in 2019 to lead the biopharmaceutical company, which has more than 11,000 employees around the world. Prior to Gilead, Mr. O’Day served as the chief executive officer of Roche Pharmaceuticals. His career at Roche spanned more than three decades, during which he held a number of executive positions in the company’s pharmaceutical and diagnostics divisions in North America, Europe and Asia. During his time at Roche, Mr. O’Day demonstrated vision and leadership, helping to engineer the acquisitions of Flatiron Health and Foundation Medicine in 2018. He served as a member of the company’s Corporate Executive Committee, as well as on a number of public and private boards, including Genentech. Mr. O’Day is currently the Chairman and Chief Executive Officer of Gilead Sciences, Inc. and a member of the board of directors of Pharmaceutical Research and Manufacturers of America (PhRMA). Mr. O’Day is a U.S. citizen and holds a bachelor’s degree in biology from Georgetown University and an MBA from Columbia University in New York.

Linda Higgins, Ph.D. has served as a member of our supervisory board since October 22, 2019. Linda Slanec Higgins, Ph.D., joined Gilead Sciences, Inc. in 2010 and is currently Sr. Vice President Research, External Innovation. In her first nine years at Gilead she led Biology, significantly expanding the therapeutic area scope and capabilities of the department. She previously served as the President & CEO of InteKrin Therapeutics and as Head of Research at Scios, Inc., a Johnson & Johnson company, where she provided leadership for drug discovery, preclinical development, and translational medicine. Dr. Higgins is passionate about biopharmaceutical discovery and development, and has been dedicated to excellence in applied scientific research since 1991. She has led projects and departments in multiple therapeutic areas including CNS, fibrosis, inflammation, cardiovascular, virology, and oncology. Dr. Higgins built many of these as new areas at Scios and Gilead. Dr. Higgins is a U.S. citizen and earned an A.B. in Behavioral Physiology from Kenyon College, a Ph.D. in Neurosciences from the University of California, San Diego School of Medicine, and completed postdoctoral training in Molecular Genetics at the Howard Hughes Medical Institute at the University of California, Berkeley. She has authored over 50 original peer reviewed scientific papers and invited reviews and is an inventor on over a dozen patents.

Elisabeth Svanberg, MD, Ph.D. has served as a member of our supervisory board since April 28, 2020. Dr. Svanberg received her MD and PhD from the University of Gothenburg, Sweden and is a board certified general surgeon and associate professor of surgery. She joined Serono International in 2000, initially in the field of metabolism and subsequently held roles of increasing responsibilities before joining Bristol Myers Squibb (BMS) in the United States in 2007. At BMS, Dr. Svanberg served as development leader for a first in class novel diabetes medicine and subsequently as Head of Medical Affairs for the Intercontinental region. In 2014, Dr. Svanberg joined Janssen Pharmaceuticals (a Johnson & Johnson Company) as Vice President, Head of the Established Products group, managing a portfolio of 90 products, used by an estimated 150 million patients globally. Since 2016, Dr. Svanberg serves as the Chief Development Officer at Ixaltis SA, a specialty pharmaceutical company developing proprietary therapeutics to treat genitourinary (GU) disorders with unmet medical need. Dr. Svanberg serves as a non-executive director on the board of Egetis AB (formerly PledPharma) (since 2017) and Swedish Orphan Biovitrum (SOBI, since 2018) and Pharnext SA (since 2020).

Management board

Upon proposal of the board of directors, the extraordinary shareholders’ meeting of April 28, 2020 has resolved to introduce a two-tier governance structure as provided for by the Belgian Companies Code, with the supervisory board replacing the board of directors, and the management board replacing the executive committee.

The following table sets forth certain information with respect to the members of our management board as of December 31, 2020:

Name	Age	Position(s)
Onno van de Stolpe	61	Chief Executive Officer
Piet Wigerinck, Ph.D.	56	Chief Scientific Officer
Bart Filius, MBA	50	Chief Financial Officer & Chief Operating Officer
Andre Hoekema, Ph.D.	63	Chief Business Officer
Walid Abi-Saab, MD	55	Chief Medical Officer
Michele Manto	47	Chief Commercial Officer

The address for the members of our management board is Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

There is no potential conflict of interest between the private interests or other duties of the members of the management board listed above and their duties to us.

Mr. Bart Filius is appointed as President and Chief Operating Officer, effective February 15, 2021.

Below are the biographies of the members of our management board:

Onno van de Stolpe founded our company in 1999 and has served as our Chief Executive Officer from 1999 to the present. He served as a member of our board of directors from 1999 until his mandate ended on April 28, 2020. From 1998 to 1999, he was the Managing Director of Genomics at IntroGene BV (later Crucell NV, which was acquired by Johnson & Johnson Services, Inc. in 2011). Prior to joining IntroGene in 1998, he was Managing Director of Molecular Probes Europe BV. He established the European headquarters after joining Molecular Probes, Inc. in the United States. Previously, he worked for The Netherlands Foreign Investment Agency in California, where he was responsible for recruiting biotechnology and medical device companies to locate in the Netherlands. Mr. Van de Stolpe started his career as Manager of Business Development at MOGEN International NV in Leiden. He received an MSc degree from Wageningen University. Mr. Van de Stolpe has previously served as a member of the board of directors of DCPrime BV and as a member of the supervisory board of the Stichting Institute for Human Organ and Disease Model Technologies. In September 2020, he was elected as non-executive member of the supervisory board of Leyden Laboratories BV and as of March 15, 2021, he is a member of the board of directors of European Biotech Acquisition Corp.

Piet Wigerinck, Ph.D. joined us in April 2008 as SVP Development and was appointed Chief Scientific Officer in 2012. Under his leadership, we have developed a large pipeline of novel mechanism of action drug candidates. He has supervised multiple successful Proof-of-Concept patient studies, including filgotinib, GLPG1690, and MOR106. Prior to his tenure at Galapagos, Dr. Wigerinck was Vice President, Drug Discovery, Early Development and CM&C at Tibotec-Virco Comm. VA (a subsidiary of Johnson & Johnson Services, Inc.). Under his leadership at Tibotec, TMC114 (Prezista™) and TMC435 (Olysio™) were selected and moved forward into clinical trials. Dr. Wigerinck played a key role in Tibotec’s expansion into novel diseases such as Hepatitis C and advanced several compounds into Phase 1 and Phase 2 clinical trials. Dr. Wigerinck has over 30 years of R&D experience in the pharmaceutical industry and biotechnology. He holds a Ph.D. from the University of Leuven, Belgium, and is inventor on more than 25 patent applications. In May 2018, Dr. Wigerinck was elected as independent board member of Ipsen SA, France.

Bart Filius, MBA has served as our Chief Financial Officer since December 2014 and as our Chief Operating Officer since September 2017. He is appointed as our President and Chief Operating Officer, effective February 15, 2021. Prior to that, Mr. Filius worked over 13 years at Sanofi SA, where he was the Chief Financial Officer of Sanofi Europe during the last three years. Earlier at Sanofi, Mr. Filius was the Country Manager and Chief Financial Officer of Sanofi in the Netherlands. Before that, he was Vice President for Mergers & Acquisitions, during which time Mr. Filius led and completed the divestiture of various franchises. Prior to joining Sanofi, he was a strategy consultant at Arthur D. Little. Mr. Filius has an MBA degree from INSEAD and a bachelor’s degree in business from Nyenrode Business University. In May 2019, Mr. Filius was elected as non-executive director in the supervisory board of ProQR Therapeuthics NV.

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

Michele Manto has been appointed as Chief Commercial Officer in January 2020. He joined Galapagos in September 2017 as Senior Vice President Commercial Operations to build and lead Galapagos’ commercial organization and capabilities. Previously, Mr. Manto held various commercial leadership roles at AbbVie, most recently as General Manager, Global Marketing Rheumatology and as General Manager in the Netherlands. Prior to this, he led AbbVie’s commercial activities and launches in rheumatology, gastroenterology and dermatology in Germany and other European countries. He started his professional career as a management and strategy consultant at McKinsey & Company. Mr. Manto holds an MBA from INSEAD and a degree in engineering from the Politecnico of Milan.

Under the Belgian Companies Code, the management board exercises all acts necessary or useful to the realization of the company’s corporate object, except for those which are reserved to the supervisory board according to legal requirements, articles of association or the corporate governance charter of the company. This means that the management board is exclusively empowered for the operational functioning of the company and has all residual powers.

The tasks of the management board include the following matters: the research, identification and development of strategic possibilities and proposals which may contribute to our company’s development in general, management of the group, the supervision of the performance of the business in comparison with the strategic goals, plans and budgets, and the support of the chief executive officer with the day-to-day management of our company.

The management board meets regularly, and in principle once per month.

Family relationships

There are no family relationships among any of the members of our management board or supervisory board.

B. Compensation

The aggregate compensation paid and benefits in kind granted by us to our current members of the management board and supervisory board, excluding share-based compensation, for the year ended December 31, 2020, was €3,536,272.94. For the year ended December 31, 2020, the total amounts set aside or accrued to provide pension, retirement or similar benefits to our management board amounted to €391,609.44.

For a discussion of our management agreements with the management board members and consulting arrangement with our supervisory board members, see the section of this annual report titled “Item 7.B.—Related Party Transactions.— Agreements with Our Supervisory Board Members and Management Board Members.” For more information regarding subscription right grants, see “—Subscription Right Plans” below and regarding RSU grants, see “RSU Plans” below.

Compensation of our supervisory board

The remuneration of our supervisory board members is submitted by our supervisory board for approval to the shareholders’ meeting and is only implemented after such approval. The procedure for establishing the remuneration policy and setting remuneration for members of our supervisory board is determined by our supervisory board on the basis of proposals from the nomination and remuneration committee, taking into account relevant benchmarks from the biotechnology industry. Pursuant to the expected implementation in Belgium of the Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement, or SRD II, the remuneration policy has also been submitted to a binding vote of our 2020 shareholders’ meeting and has been approved during this shareholders’ meeting. On May 6, 2020, the Belgian Act of 28 April 2020 transposing the SRD II into Belgian law was published in the Belgian Official Journal.

The annual shareholders’ meeting of April 28, 2020 determined, upon recommendation of the nomination and remuneration committee, that the compensation (excluding expenses) of the supervisory board members, other than the supervisory board members representing a shareholder, for the exercise of their mandate during the financial year ending December 31, 2020 is as follows:

(a) cash remuneration: (i) Chairman of the supervisory board (i.e. Raj Parekh): €100,000; (ii) other non-executive supervisory board members (i.e. Howard Rowe, Katrine Bosley, Mary Kerr and Peter Guenter, and from April 28, 2020, Elisabeth Svanberg): €50,000 each; (iii) annual additional compensation for membership of a board committee (audit committee: Mary Kerr and Peter Guenter; nomination and remuneration committee: Katrine Bosley and Elisabeth Svanberg, replacing Howard Rowe from April 28, 2020): €15,000;

(iv) annual additional compensation for the chairmanship of a board committee (audit committee: Howard Rowe;

nomination and remuneration committee: Rajesh Parekh): €20,000;

(b) equity-based remuneration: (i) chairman of the supervisory board: €100,000; other supervisory board members: €50,000 each; in each case (i) and (ii) subject to the requirement to use the net amount (after taxes) to acquire Galapagos shares. These latter payments make up the equivalent of an equity component of the supervisory board members’ remuneration and the resulting shares are to be held until at least one year after the supervisory board members leaves the supervisory board and at least three years after the time of acquisition.

The same annual shareholders’ meeting resolved that the mandate of a supervisory board member representing a shareholder on the supervisory board will not be remunerated (i.e. Daniel O’Day and Linda Higgins).

The remuneration of the supervisory board members does not contain a variable part; hence no performance criteria apply to their remuneration.

The following table sets forth the fees (excluding expenses) received by our supervisory board members for the performance of their mandate as a supervisory board member, during the year ended December 31, 2020:

	Supervisory board				Audit committee		Nomination and remuneration committee
	Cash remuneration		Equity-based remuneration
	Chairman Fees earned	Member Fees earned	Cash (gross amount) granted to acquire GLPG shares (1)	Acquired GLPG shares (1)	Chairman fees earned	Member fees earned	Chairman fees earned	Member fees earned
Name	(Euro)	(Euro)			(Euro)	(Euro)	(Euro)	(Euro)
Raj Parekh	€100,000		100,000	553			20,000
Howard Rowe(2)		50,000	50,000	273	20,000			5,000
Katrine Bosley		50,000	50,000	287				15,000
Mary Kerr		50,000	50,000	273		15,000
Peter Guenter(3)		50,000	50,000	287		15,000
Elisabeth Svanberg(4)		33,973	33,835	194				10,192
Daniel O'Day(5)
Linda Higgins(5)
Total	€100,000	233,973	333,835		20,000	30,000	20,000	30,192

(1)	The company grants a gross amount equal to the respective supervisory board member’s annual cash remuneration, to use the net amount (after taxes) to acquire shares of Galapagos in the open market.
(2)	Member of the nomination and remuneration committee from 1 January 2020 until 28 April 2020
(3)	In addition to the above total remuneration, Mr. Guenter received tax advisory services for €5,218.43
(4)	Mandate as supervisory board member of Galapagos NV began on April 28, 2020
(5)	Mr. O’Day and Dr. Higgins, both Gilead representatives, do not receive any remuneration for their mandate as supervisory board members

          With the implementation of the new two-tier governance structure, the mandate of Mr. Onno van de Stolpe as member of the board of directors ended on April 28, 2020, as it is not allowed pursuant to the Belgian Companies Code to be a member of the supervisory board and the management board at the same time. Mr. Onno van de Stolpe continues his mandate as member and chairman of the management board and CEO. As an executive director, Onno van de Stolpe did not receive any specific or additional remuneration for his service on our board of directors, as this is included in his total remuneration package in his capacity as member of our management board. For more information regarding Mr. van de Stolpe’s compensation, see “—Compensation of Members of the Management Board” below.

The table below provides an overview as of December 31, 2020 of the subscription rights held by the supervisory board members. Upon recommendation of our nomination and remuneration committee, the board of directors decided in February 2020 to discontinue the grant of subscription rights to supervisory board members going forward.

	Subscription right award						Subscription right exercises
Name	Plan	Grant date	Vesting period	Subscription right exercise price (Euro)	Subscription right expiration date	Number of ordinary shares underlying subscription rights per Dec. 31, 2020	Number of subscription rights exercisable per Dec 31, 2020	Number of subscription rights exercised during 2020

Raj Parekh	Warrant Plan 2016	8/16/2016	36 months 1/36 per month	46.10	5/31/2024			15,000
	WP 2017	8/30/2017		80.57	5/16/2025	15,000
	WP 2018	8/24/2018		79.88	4/18/2026	15,000
	WP 2019	7/12/2019		95.11	4/10/2027	15,000

Total						45,000		15,000

Howard Rowe	WP 2012	9/3/2012	36 months 1/36 per month	14.19	9/2/2020			2,520
	WP 2013	5/16/2013		19.38	5/15/2021			2,520
	WP 2014	7/25/2014		14.54	7/24/2022	2,520	2,520
	WP 2015	4/30/2015		28.75	4/29/2023	2,520	2,520
	WP 2015.B	3/2/2016		49.00	12/21/2023	7,500	7,500
	WP 2016	8/16/2016		46.10	5/31/2024	7,500	7,500
	WP 2017	8/30/2017		80.57	5/16/2025	7,500
	WP 2018	8/24/2018		79.88	4/18/2026	7,500
	WP 2019	7/12/2019		95.11	4/10/2027	7,500

Total						42,540	20,040	5,040

Katrine Bosley	WP 2015	4/30/2015	36 months 1/36 per month	28.75	4/29/2023	2,520	2,520
	WP 2015.B	3/2/2016		49.00	12/21/2023	7,500	7,500
	WP 2016	8/16/2016		46.10	5/31/2024	7,500	7,500
	WP 2017	8/30/2017		80.57	5/16/2025	7,500
	WP 2018	8/24/2018		79.88	4/18/2026	7,500
	WP 2019	7/12/2019		95.11	4/10/2027	7,500

Total						40,020	17,520

Mary Kerr	WP 2017	8/30/2017	36 months 1/36 per month	80.57	5/16/2025	7,500
	WP 2018	8/24/2018		79.88	4/18/2026	7,500
	WP 2019	7/12/2019		95.11	4/10/2027	7,500

Total						22,500
			36 months 1/36 per month
Peter Guenter	WP 2019	7/12/2019		95.11	4/10/2027	7,500

Total						7,500

No loans, quasi-loans or other guarantees were given to the supervisory board members during the year ended December 31, 2020.

Compensation of members of the management board

The compensation of the members of our management board is determined by our supervisory board based on the recommendations by our nomination and remuneration committee.

The remuneration of the members of our management board consists of different components:

•	Fixed remuneration: a basic fixed fee designed to fit responsibilities, relevant experience and competences, in line with market rates for equivalent positions. The amount of fixed remuneration is evaluated and determined by the supervisory board every year, upon recommendation of the nomination and remuneration committee.
•	Variable remuneration (short-term): members of the management board may be entitled to a bonus. The award of a bonus is merit-driven and based on the group’s performance management system that is based on annual individual performance (including exceptional deliverables) in combination with our overall performance, compared to the level of achievement of individual and corporate objectives that are established annually. As from the year that ended December 31, 2019, the maximum short-term cash bonus of the chief executive officer is set at 75% of his yearly fixed salary. The actual bonus of the chief executive officer is determined by our supervisory board, upon recommendation of the nomination and remuneration committee, and is based on the achievement of corporate and individual objectives. The maximum aggregate bonus pot for the other members of the management board is set at 50% of their combined salaries for the short-term cash bonus. The actual bonuses of these other management board members are determined by our supervisory board, upon recommendation of the nomination and remuneration committee, and are based on the achievement of corporate and individual objectives. In addition, exceptional special bonuses, outside the scope of the regular bonus schemes, can be considered by the supervisory board, upon recommendation of the nomination and remuneration committee, in the event of and for exceptional achievements.
•	Incentive plans (long-term): as from the year that ended December 31, 2019, the chief executive officer is eligible to receive up to the equivalent number of restricted stock units, or RSUs, to 75% of the fixed part of his annual remuneration, and the other members of the management board are eligible to receive up to the equivalent number of RSUs to 50% of the total amount of the fixed part of their aggregate annual remuneration as an annual long term incentive. They may receive additional RSUs under other RSU plans that were put in place. For a description of the main characteristics of our RSU plans for management board members, see “RSU Plans” below. In addition, subscription rights have been granted and may be granted in the future, to the members of the management board. For a description of the main characteristics of our subscription right plans, see “Subscription Right Plans” below.

•	Other: pension, company car, tax advisory services and payments for invalidity and healthcare cover and other fringe benefits of non-material value.

No loans, quasi-loans or other guarantees were given to members of our management board during the year ended December 31, 2020.

         The following table sets forth information concerning the compensation earned by the management board members, during the year ended December 31, 2020:

Management board members	Fixed remuneration			Variable remuneration			Total remuneration
	Base salary	Other components	Pension	One-year variable (1)	Multi-year variable (2)
					Vested RSUs	Granted SRs (3)
Onno van de Stolpe (4)	€618,000	37,563	90,000	140,400	1,205,820	-	2,091,784
Bart Filius	416,500	24,446	60,000	67,206	844,131	-	1,412,283
Andre Hoekema	366,750	32,226	54,000	58,440	-	-	511,416
Piet Wigerinck	412,000	14,409	60,000	55,518	844,131	-	1,386,058
Walid Abi-Saab	412,000	14,965	60,000	55,518	844,131	-	1,386,614
Michele Manto	325,000	14,509	48,750	55,518	241,126	-	684,903

(1)	Short-term cash bonus for performance during the year ended December 31, 2020, to be paid in April 2021. The 50% deferred part of the bonus awarded and relating to the financial year 2017 was forfeited entirely and not paid out in 2020 as a result of the share performance of Galapagos NV’s share over the period 2017-2020 relative to the Next Biotech Index (which tracks Euronext-listed biotech companies) as per the provisions of the Senior Management Bonus Scheme

(2)	This is the sum of the value of the RSUs vested and paid out during the year and the subscription rights granted during the year
(3)	The value of the subscription rights ("SRs") granted during the financial year 2020 is calculated by comparing the exercise price with the average share price of the share as quoted on Euronext Brussels and Amsterdam during the financial year 2020

(4)	Mr. Onno van de Stolpe's base salary is €618,000, including €18,859.44 in the form of personal pension contributions. The €90,000 pension amount does not include the amount of €18,859.44, which is part of Mr. Onno van de Stolpe's fixed base salary

The total remuneration table above sets forth the value of the number of RSUs vested and paid out in 2020 for each management board member. Each RSU represents the right to receive, at Galapagos’ discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date. However, for management board members, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive.

Subscription rights

In addition, the management board members in office during the year ended December 31, 2020, were granted (and accepted) subscription rights : Mr. van de Stolpe (85,000 subscription rights), Mr. Filius (50,000 subscription rights), Dr. Wigerinck (40,000 subscription rights), Dr. Walid Abi-Saab (40,000 subscription rights), Dr. Hoekema (30,000 subscription rights), and Mr. Manto (30,000 subscription rights) under Subscription Right Plan 2020. The exercise price of these subscription rights is €168.92. These warrants are exercisable as from January 1, 2024.

The table below provides an overview as of December 31, 2020 of the subscription rights held by, awarded to and exercised by the members of our management board in office during the year ended December 31, 2020.

	Subscription rights awarded						Subscription rights exercised
Name	Plan	Grant date	Vesting period	Subscription rights exercise price (Euro)	Subscription rights expiration date	Number of ordinary shares underlying subscription rights per Dec 31, 2020	Number of subscription rights exercisable per Dec 31, 2020	Number of subscription right awarded during 2020	Number of subscription right exercised during 2020
Onno van de Stolpe	WP 2012	11/2/2012	36 months 1/36 per month	14.19	9/2/2020				55,000
	WP 2013	7/29/2013		19.38	5/15/2021	41,874	41,874		30,000
	WP 2014	10/14/2014		14.54	7/24/2022	100,000	100,000
	WP 2015	6/29/2015		28.75	4/29/2023	100,000	100,000
	WP 2015.B	3/2/2016		49.00	12/21/2023	100,000	100,000
	WP 2016	7/31/2016		46.10	5/31/2024	100,000	100,000
	WP 2017	8/30/2017		80.57	5/16/2025	100,000
	WP 2018	6/18/2018		79.88	4/18/2026	100,000
	WP 2019	7/12/2019		95.11	4/10/2027	100,000
	SR Plan 2020	6/16/2020	100% 3rd year after year of grant 01/01/2024	168.42	4/17/2027	85,000		85,000

Total						826,874	441,874	85,000	85,000

Bart Filius	WP 2015.B	3/2/2016	100% 3rd year after year of grant	49.00	12/21/2023				50,000
	WP 2016	7/31/2016		46.10	5/31/2024				60,000
	WP 2017	8/30/2017		80.57	5/16/2025	60,000
	WP 2018	6/18/2018		79.88	4/18/2026	80,000
	WP 2019	7/12/2019		95.11	4/10/2027	65,000
	SR Plan 2020	6/16/2020		168.42	4/17/2027	50,000		50,000

Total						255,000	0	50,000	110,000

Piet Wigerinck	WP 2013	7/15/2013	100% 3rd year after year of grant	19.38	5/15/2021				10,000
	WP 2014	9/23/2014		14.54	7/24/2022				40,000
	WP 2015	6/29/2015		28.75	4/29/2023				30,000
	WP 2015.B	3/2/2016		49.00	12/21/2023	40,000	40,000		10,000
	WP 2016	8/16/2016		46.10	5/31/2024	60,000	60,000
	WP 2017	8/30/2017		80.57	5/16/2025	60,000
	WP 2018	6/18/2018		79.88	4/18/2026	60,000
	WP 2019	7/12/2019		95.11	4/10/2027	50,000
	SR Plan 2020	6/16/2020		168.42	4/17/2027	40,000		40,000

Total						310,000	100,000	40,000	90,000

Andre Hoekema	WP 2012	11/2/2012	100% 3rd year after year of grant	14.19	9/2/2020				20,000
	WP 2013	7/29/2013		19.38	5/15/2021				20,000
	WP 2014	10/14/2014		14.54	7/24/2022	30,000	30,000		10,000
	WP 2015	6/29/2015		28.75	4/29/2023	30,000	30,000
	WP 2015.B	3/2/2016		49.00	12/21/2023	40,000	40,000
	WP 2016	7/31/2016		46.10	5/31/2024	55,000	55,000
	WP 2017	8/30/2017		80.57	5/16/2025	60,000
	WP 2018	6/18/2018		79.88	4/18/2026	50,000
	WP 2019	7/12/2019		95.11	4/10/2027	50,000
	SR Plan 2020	6/16/2020		168.42	4/17/2027	30,000		30,000

Total						345,000	155,000	30,000	50,000

Walid Abi-Saab	WP 2016.B	4/6/2017	100% 3rd year after year of grant	62.50	1/19/2025	10,000	10,000		140,000
	WP 2017	8/30/2017		80.57	5/16/2025	45,000
	WP 2018	6/18/2018		79.88	4/18/2026	60,000
	WP 2019	7/12/2019		95.11	4/10/2027	50,000
	SR Plan 2020	6/23/2020		168.42	4/17/2027	40,000		40,000

Total						205,000	10,000	40,000	140,000

Michele Manto	WP 2017	8/30/2017	100% 3rd year after year of grant	80.57	5/16/2025	60,000
	WP 2018	6/18/2018		79.88	4/18/2026	30,000
	WP 2019	7/12/2019		95.11	4/10/2027	40,000
	SR Plan 2020	6/23/2020		168.42	4/17/2027	30,000		30,000

Total						160,000	0	30,000	0

RSU plans

Upon recommendation of the nomination and remuneration committee, the board of directors (now our supervisory board) has updated the remuneration policy to also include the grant of RSUs as a long-term incentive for the members of the management board, starting from the year ended on December 31, 2019.

          We currently have the following types of restricted stock unit (RSU) programs:

•	Plan 2020.I, under which the grants are intended to be made every year, subject to a decision of the supervisory board. This plan is intended to provide a long-term incentive to certain of our employees and management board members and replaces the deferred portion of the bonus under the old Senior Management Bonus Scheme;

•	Plan 2019.I and 2019.II - These plans are aimed at retaining a specific set of our employees and management board members whose retention is deemed so important for the future performance of Galapagos that an additional incentive is desired. The beneficiaries are nominated by the nomination and remuneration committee and the supervisory board approves the list of beneficiaries. The four-year vesting period is designed to be aligned with long-term shareholder interests;

•	Plan 2019.I - This plan was granted at the discretion of the board of directors (existing at that time, now known the supervisory board), as previously announced: and

•	Plan 2019.III – This exceptional RSU grant took place in 2019 under an RSU Transaction Bonus Plan for the successful closing of the Gilead transaction.

The RSU plans are intended to provide certain members of the management board and certain employees of Galapagos the opportunity to receive RSUs as an incentive. Their purpose is to retain and encourage participants to contribute to the performance of Galapagos and its affiliates by aligning their financial interests with those of the shareholders.

The main characteristics of these plans are as follows:

•	The RSUs are offered for no consideration;

•	Three or four year vesting periods apply, as set forth per plan in the table below;

•	Each RSU reflects the value of one Galapagos share and payout will be in cash or shares, at Galapagos’ discretion, it being understood that in respect of members of the management board, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive; and

•	In case of termination of service before the vesting date, forfeiture rules apply.

In 2020, the management board were offered new restricted stock units (‘RSUs’) under 2020 RSU Annual Long-Term Incentive Plan and the 2020 RSU Retention Plan, subject to acceptance. The members of the management board accepted all RSUs offered to them. The first RSU grant will vest in full three years after the offer date. The second RSU grant has a four-year vesting period, with 25% vesting each year and a first vesting date on May 1, 2021. The RSUs are not transferable. The table below sets forth the number of RSUs offered to and accepted by each management board member in 2020.

         No RSUs expired during the year ended December 31, 2020. The table below sets out the main characteristics of RSU plans issued to the management board members during 2019 and 2020, the RSUs awarded to each management board member under the respective RSU Plan and vested for and paid out to each management board member during 2020:

	RSUs awarded

						Number of
						RSUs
					Number of	vested
		Offer	Vesting	Vesting	RSUs	during
Name	Plan	date	period	date	granted	2020
Onno van de Stolpe	Plan 2019.I	10/16/2019	100% three years after offer date	10/16/2022	15,000
	Plan 2019.II	10/16/2019	25% / year	05/01/2020	25,606	6,401
			Four-year vesting period	05/01/2021
				05/01/2022
				05/01/2023
	Plan 2019.III	10/16/2019	50% two years after offer date	10/16/2021	16,922
			50% three years after offer date	10/16/2022
	Plan 2020.I	5/6/2020	100% three years after offer date	5/6/2023	2,392
	Plan 2020.II	5/6/2020	25% / year	05/01/2021	15,925
			Four-year vesting period	05/01/2022
				05/01/2023
				05/01/2024

Total					75,845	6,401

Bart Filius	Plan 2019.I	10/16/2019	100% three years after offer date	10/16/2022	5,000
	Plan 2019.II	10/16/2019	25% / year	05/01/2020	17,924	4,481
			Four-year vesting period	05/01/2021
				05/01/2022
				05/01/2023
	Plan 2019.III	10/16/2019	50% two years after offer date	10/16/2021	16,922
			50% three years after offer date	10/16/2022
	Plan 2020.I	5/6/2020	100% three years after offer date	5/6/2023	1,452
	Plan 2020.II	5/6/2020	25% / year	05/01/2021	11,148
			Four-year vesting period	05/01/2022
				05/01/2023
				05/01/2024

Total					52,446	4,481

Piet Wigerinck	Plan 2019.I	10/16/2019	100% three years after offer date	10/16/2022	5,000
	Plan 2019.II	10/16/2019	25% / year	05/01/2020	17,924	4,481
			Four-year vesting period	05/01/2021
				05/01/2022
				05/01/2023
	Plan 2019.III	10/16/2019	50% two years after offer date	10/16/2021	10,153
			50% three years after offer date	10/16/2022
	Plan 2020.I	5/6/2020	100% three years after offer date	05/06/2023	932
	Plan 2020.II	5/6/2020	25% / year	05/01/2021	11,148
			Four-year vesting period	05/01/2022
				05/01/2023
				05/01/2024

Total					45,157	4,481

Andre Hoekema	Plan 2019.I	10/16/2019	100% three years after offer date	10/16/2022	3,000
	Plan 2019.III	10/16/2019	50% two years after offer date	10/16/2021	16,922
			50% three years after offer date	10/16/2022
	Plan 2020.I	5/6/2020	100% three years after offer date	05/06/2023	832

Total					20,754

Walid Abi-Saab	Plan 2019.I	10/16/2019	100% three years after offer date	10/16/2022	5,000
	Plan 2019.II	10/16/2019	25% / year	05/01/2020	17,924	4,481
			Four-year vesting period	05/01/2021
				05/01/2022
				05/01/2023
	Plan 2019.III	10/16/2019	50% two years after offer date	10/16/2021	10,153
			50% three years after offer date	10/16/2022
	Plan 2020.I	5/6/2020	100% three years after offer date	5/6/2023	932
	Plan 2020.II	5/6/2020	25% / year	05/01/2021	11,148
			Four-year vesting period	05/01/2022
				05/01/2023
				05/01/2024

Total					45,157	4,481

Michele Manto	Plan 2019.II	10/16/2019	25% / year	05/01/2020	5,121	1,280
			Four-year vesting period	05/01/2021
				05/01/2022
				05/01/2023
	Plan 2020.I	5/6/2020	100% three years after offer date	5/6/2023	612
	Plan 2020.II	5/6/2020	25% / year	05/01/2021	5,308
			Four-year vesting period	05/01/2022
				05/01/2023
				05/01/2024

Total					11,041	1,280

Limitations on liability and indemnification matters

Under Belgian law, the supervisory board members and management board members of a company may be liable for damages to the company in case of improper performance of their duties. Our supervisory board members and management board members may be liable to our company and to third parties for infringement of our articles of association or Belgian company law. Under certain circumstances, supervisory board members and management board members may be criminally liable.

We maintain liability insurance for our supervisory board members and management board members, including insurance against liability under the Securities Act.

The new Belgian Companies Code includes a cap on liability for directors (i.e. supervisory board members and management board members, including persons in charge of daily management) for any damages they cause due to mismanagement, including breaches of the articles of association and the Belgian Companies Code. This liability cap applies towards the company and third parties. For Galapagos, the cap amounts to €12,000,000. The cap applies irrespective of the number of claimants or defendants for the same (set of) facts. However, the cap does not apply to repetitive minor misconduct, serious error or cases of fraud. Furthermore, the cap does not apply to directors’ liability under the special liability regimes relating to payment of withholding tax, VAT and social security contributions.

Certain of our supervisory board members, which are all non-executive directors, may through their relationships with their employers or partnerships be insured and/or indemnified against certain liabilities in their capacity as members of our supervisory board.

In the underwriting agreements we entered into in connection with our May 2015 global offering and subsequent follow-on U.S. public offerings, the underwriters agreed to indemnify, under certain conditions, us, the members of our board of directors (as from April 28, 2020 our supervisory board) and persons who control our company within the meaning of the Securities Act against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in the applicable registration statements and certain other disclosure documents.

Subscription right plans

Various subscription right plans were approved for the benefit of our employees, and for supervisory board and management board members and independent consultants of Galapagos NV (“subscription rights” is the new term for instruments formerly referred to as “warrants” under the new Belgian Companies Code). For subscription right plans issued prior to 2011, the subscription rights offered to the employees and independent consultants vest according to the following schedule: 10% of the warrants vest on the date of the grant; an additional 10% vest at the first anniversary of the grant; an additional 20% vest at the second anniversary of the grant; an additional 20% vest at the third anniversary of the grant; and an additional 40% vest at the end of the third calendar year following the grant.

The subscription rights granted under subscription right plans created from 2011 onwards vest at the end of the third calendar year following the year of the grant, with no intermediate vesting, with the exception of the subscription rights granted under Warrant Plan 2015 (B), Warrant Plan 2015 RMV, and Warrant Plan 2016 (B), which vest on the third anniversary of the notary deed enacting the acceptance and issuance of the subscription rights.

The warrants offered to supervisory board members vest over a period of 36 months at a rate of 1/36th per month.

Subscription rights cannot be exercised before the end of the third calendar year following the year of the grant, except for warrants granted under Warrant Plan 2015 (B), Warrant Plan 2015 RMV, and Warrant Plan 2016 (B), which become exercisable on the third anniversary of the notary deed enacting the acceptance and issuance of the subscription rights. Pursuant to a resolution of our extraordinary shareholders’ meeting of May 23, 2011, in the event of a change of control over Galapagos NV, all outstanding subscription rights vest immediately and will be immediately exercisable.

After the reverse 4:1 share split approved by the extraordinary shareholders’ meeting of March 29, 2005, four warrants under Warrant Plan 2002 Belgium entitle the subscription right holder to subscribe for one ordinary share. For the subscription right plans created from 2005 onwards, one subscription right entitles the subscription right holder to subscribe for one ordinary share. In the summaries and tables below, the numbers of subscription rights issued under Warrant Plan 2002 Belgium are divided by four to avoid confusion in entitlements and rights.

Generally, unless our supervisory board at the time of the grant of the subscription right determines a higher exercise price, the exercise price of a subscription right will at least be equal to:

•	the last closing price of our ordinary shares on Euronext Amsterdam prior to the date on which the subscription right is offered; or

•	the average closing price of our ordinary shares on Euronext Amsterdam over the thirty-day period preceding the date on which the subscription right is offered.

However, for the subscription rights offered under Warrant Plan 2002 Belgium, since the ordinary shares of our company were not yet traded or listed on a stock exchange at the time of the relevant offers, the exercise price was to be determined by our board of directors at the time of the offer and had to be at least equal to the market value of the former Class D shares, as determined by the board of directors at that time and as certified by the auditor of our company. In addition, the exercise price could not be lower than (1) the book value of the existing shares as appearing from the last approved annual accounts of the company at the date of the offer and (2) €1.

From 2002 until December 31, 2020, an aggregate of 14,495,737 subscription rights were granted. Of these 14,495,737 subscription rights:

•	147,512 subscription rights lapsed because they were not timely exercised by their beneficiaries;

•	1,271,559 subscription rights lapsed due to their beneficiaries no longer being employed by the company or because another condition for vesting was not met; and

•	6,147,555 subscription rights were exercised.

As a result, as of December 31, 2020, there were 6,929,111 subscription rights outstanding, representing approximately 10.6% of the total number of all our issued and outstanding voting financial instruments.

The table below sets forth the details of all subscription rights granted under the subscription right plans for employees, supervisory board members, management board members and independent consultants in force as per December 31, 2020, including the plan under which the subscription rights were granted, the offer date, exercise price, expiry date, number of subscription rights exercised, number of subscription rights voided and number of subscription rights outstanding. Aside from the subscription rights set forth in the below table, there are currently no other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase outstanding securities.

			Number of subscription rights	Number of subscription rights	Number of	Number of subscription rights still
		Exercise			subscription rights		Exercisable	Expiry
Subscription right plan	Offer date	price (€)	granted	exercised	voided	outstanding	from	date
2002 Belgium	3/6/2002	4.00	553,705	423,698	130,007	—	1/1/2006	3/6/2010
	9/2/2002	4.00	27,125	14,150	12,975	—	1/1/2006	9/2/2010
	3/6/2003	4.00	5,250	1,287	3,963	—	1/1/2007	3/31/2007
	4/1/2003	4.00	7,500	7,500	—	—	1/1/2007	4/1/2011
	6/15/2004	4.00	2,000	2,000	—	—	1/1/2008	6/15/2012
	7/9/2004	4.00	31,250	31,250	—	—	1/1/2008	2/1/2017
	7/22/2004	4.00	7,500	—	7,500	—	1/1/2008	3/31/2008
	1/31/2005	6.76	159,375	115,000	44,375	—	1/1/2009	2/1/2017
Total			793,705	594,885	198,820	—
2005	7/4/2005	6.91	145,000	145,000	—	—	1/1/2009	7/3/2018
	11/23/2005	8.35	125,000	75,000	50,000	—	1/1/2009	11/22/2018
	12/15/2005	8.60	12,500	12,500	—	—	1/1/2009	12/14/2018
	2/13/2006	8.61	40,000	8,000	32,000	—	1/1/2010	3/31/2010
	2/13/2006	8.73	53,500	50,972	2,528	—	1/1/2010	3/31/2010
	11/22/2006	8.65	82,600	61,285	21,315	—	1/1/2010	11/21/2019
Total			458,600	352,757	105,843	—
2006 BNL	2/13/2006	8.61	112,953	100,662	12,291	—	1/1/2010	2/12/2019
	11/22/2006	8.65	87,090	16,450	70,640	—	1/1/2010	11/21/2019
	2/14/2007	9.57	102,900	9,170	93,730	—	1/1/2011	8/31/2011
	5/4/2007	9.22	17,500	17,500	—	—	1/1/2011	5/3/2020
	6/28/2007	8.65	735	735	—	—	1/1/2011	6/27/2020
	12/21/2007	7.12	25,110	13,171	11,939	—	1/1/2011	12/20/2020
Total			346,288	157,688	188,600	—
2006 UK	6/1/2006	8.70	302,191	230,963	71,228	—	1/1/2010	9/30/2014
	11/22/2006	8.65	13,965	11,907	2,058	—	1/1/2010	11/21/2014
	12/19/2006	9.18	77,700	31,885	45,815	—	1/1/2010	12/18/2014
	6/28/2007	8.43	30,585	20,085	10,500	—	1/1/2011	6/27/2015
	12/21/2007	7.25	945	945	—	—	1/1/2011	12/20/2015
Total			425,386	295,785	129,601	—
2007	6/28/2007	8.65	108,126	108,126	—	—	1/1/2011	6/27/2015
	6/28/2007	8.65	256,314	203,141	53,173	—	1/1/2011	6/27/2020
Total			364,440	311,267	53,173	—
2007 RMV	10/25/2007	8.65	108,850	103,950	4,900	—	1/1/2011	10/24/2020
Total			108,850	103,950	4,900	—
2008	6/26/2008	5.60	201,445	192,754	7,326	1,365	1/1/2012	6/25/2021
Total			201,445	192,754	7,326	1,365
2008 (B)	6/26/2008	5.60	57,500	50,000	7,500	—	1/1/2012	6/25/2013
Total			57,500	50,000	7,500	—
2009	4/1/2009	5.87	555,000	490,000	65,000	—	1/1/2013	3/31/2017
Total			555,000	490,000	65,000	—
2009 (B)	6/2/2009	7.09	135,100	131,670	3,430	—	1/1/2013	6/1/2014
Total			135,100	131,670	3,430	—
2010	4/27/2010	11.55	466,500	416,750	49,750	—	1/1/2014	4/26/2018
	4/27/2010	11.55	40,000	40,000	—	—	4/27/2014	4/26/2018
Total			506,500	456,750	49,750	—
2010 (B)	4/27/2010	11.55	195,040	190,108	4,932	—	1/1/2014	4/26/2015
Total			195,040	190,108	4,932	—
2010 (C)	12/23/2010	11.74	75,000	75,000	—	—	1/1/2014	12/22/2018
Total			75,000	75,000	—	—
2011	5/23/2011	9.95	561,500	432,500	129,000	—	1/1/2015	5/22/2019
	5/23/2011	9.95	57,500	50,000	7,500	—	5/23/2015	5/22/2019

			Number of	Number of	Number of	Number of subscription rights still
		Exercise	subscription rights	subscription rights	subscription rights		Exercisable
Subscription right plan	Offer date	price (€)	granted	exercised	voided	outstanding	from	Expiry date
Total			619,000	482,500	136,500	—
2011 (B)	5/23/2011	9.95	129,220	127,750	1,470	—	1/1/2015	5/22/2016
Total			129,220	127,750	1,470	—
2012	9/3/2012	14.19	448,640	345,490	103,150	—	1/1/2016	9/2/2020
	9/3/2012	14.19	32,500	22,500	10,000	—	9/3/2016	9/2/2020
Total			481,140	367,990	113,150	—
2013	5/16/2013	19.38	602,790	376,176	170,950	55,664	1/1/2017	5/15/2021
Total			602,790	376,176	170,950	55,664
2013 (B)	9/18/2013	15.18	75,000	30,000	45,000	—	1/1/2017	6/30/2017
Total			75,000	30,000	45,000	—
2014	7/25/2014	14.54	571,660	367,320	35,000	169,340	1/1/2018	7/24/2022
Total			571,660	367,320	35,000	169,340
2014 (B)	10/14/2014	11.93	150,000	150,000	—	—	1/1/2018	10/13/2022
Total			150,000	150,000	—	—
2015	4/30/2015	28.75	532,053	295,580	17,000	219,473	1/1/2019	4/29/2023
Total			532,053	295,580	17,000	219,473
2015 (B)	12/22/2015	49.00	399,000	137,500	—	261,500	3/2/2019	12/21/2023
Total			399,000	137,500	—	261,500
2015 RMV	12/22/2015	49.00	97,500	57,500	—	40,000	3/2/2019	12/21/2023
Total			97,500	57,500	—	40,000
2016	6/1/2016	46.10	514,250	161,625	10,000	342,625	1/1/2020	5/31/2024
Total			514,250	161,625	10,000	342,625
2016 RMV	6/1/2016	46.10	120,000	51,000	—	69,000	1/1/2020	5/31/2024
Total			120,000	51,000	—	69,000
2016 (B)	1/20/2017	62.50	150,000	140,000	—	10,000	4/6/2020	1/19/2025
Total			150,000	140,000	—	10,000
2017	5/17/2017	80.57	595,500	—	—	595,500	1/1/2021	5/16/2025
Total			595,500	—	—	595,500
2017 RMV	5/17/2017	80.57	127,500	—	—	127,500	1/1/2021	5/16/2025
Total			127,500	—	—	127,500
2018	4/19/2018	79.88	1,097,745	—	14,500	1,083,245	1/1/2022	4/18/2026
Total			1,097,745	—	14,500	1,083,245
2018 RMV	4/19/2018	79.88	137,500	—	—	137,500	1/1/2022	4/18/2026
Total			137,500	—	—	137,500
2019	4/10/2019	95.11	1,504,940	—	27,100	1,477,840	1/1/2023	4/10/2027
Total			1,504,940	—	27,100	1,477,840
2019 RMV	4/10/2019	95.11	194,750	—	1,750	193,000	1/1/2023	4/10/2027
Total			194,750	—	1,750	193,000
2020	4/17/2020	168.42	1,925,185	—	19,151	1,906,034	1/1/2024	4/17/2028
Total			1,925,185	—	19,151	1,906,034
2020 RMV	4/17/2020	168.42	248,150	—	8,625	239,525	1/1/2024	4/17/2028
Total			248,150		8,625	239,525
Grand Total			14,495,737	6,147,555	1,419,071	6,929,111

         In addition to the subscription right plans for our employees, supervisory board members, management board members, and independent consultants described above, on October 22, 2019, our extraordinary shareholders’ meeting approved the issuance of two subscription rights for the benefit of Gilead Therapeutics A1 Unlimited Company, called the initial Warrant A and the initial Warrant B. These subscription rights entitle the holder thereof to subscribe, during the entire term of the respective subscription right, upon each exercise of a subscription right, for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 25.1% and 29.9%, respectively, of the actually issued and outstanding shares after the exercise of the relevant subscription right (rounded down to the nearest whole share). The initial Warrant A has a term of one year and an exercise price of €140.59 per share and expired during 2020. The initial Warrant B has a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) €140.59.

C. Board practices

Upon proposal of the board of directors, the extraordinary shareholders’ meeting of April 28, 2020 has resolved to introduce a two-tier governance structure as provided for by the Belgian Companies Code, with the supervisory board replacing the board of directors, and the management board replacing the executive committee.

Our supervisory board can set up specialized committees to analyze specific issues and advise the supervisory board on those issues. The committees are advisory bodies only and the decision-making remains within the collegial responsibility of the supervisory board. The supervisory board determines the terms of reference of each committee with respect to the organization, procedures, policies and activities of the committee.

Our supervisory board has set up and appointed an audit committee and a nomination and remuneration committee. The composition and function of all of our committees will comply with all applicable requirements of the Belgian Companies Code, the Exchange Act, the exchanges on which the ordinary shares and ADSs are listed, and SEC rules and regulations.

Except the arrangements described in the section of this annual report titled “Item 7.B.—Related-Party Transactions— Agreements with Our Supervisory Board Members and Members of the Management Board,” there are no arrangements or understanding between us and any of the members of our management board or of our supervisory board providing for benefits upon termination of their employment, other than as required by applicable law. For information regarding the expiration of our supervisory board members’ current terms of office and the period each supervisory board member has served in that office, see “Item 6.A.— Directors and Senior Management.— Our Supervisory Board.”

Director independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our supervisory board, except that our audit committee is required to consist fully of independent supervisory board members, subject to certain phase-in schedules. However, our supervisory board has determined that, under current listing requirements and rules of Nasdaq and taking into account any applicable committee independence standards, Raj Parekh, Howard Rowe, Peter Guenter, Katrine Bosley, Mary Kerr and Elisabeth Svanberg are “independent directors.” In making such determination, our supervisory board considered the relationships that each non-executive supervisory board member has with us and all other facts and circumstances our supervisory board deemed relevant in determining the supervisory board member's independence, including the number of ordinary shares beneficially owned by the supervisory board member and his or her affiliated entities (if any).

The independence criteria under the applicable Nasdaq Stock Market Listing Rules differ from the independence criteria set forth in article 7:87 of the Belgian Companies Code. Under article 7:87 of the Belgian Companies Code Howard Rowe, Peter Guenter, Katrine Bosley,  Mary Kerr and Elisabeth Svanberg are “independent supervisory board members.”

Role of the Supervisory Board in risk oversight

Our supervisory board is responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our supervisory board in this task. While our supervisory board oversees our risk management, our management board is responsible for day-to-day risk management processes. Our supervisory board expects our management board members to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the supervisory board. We believe this division of responsibilities is the most effective approach for addressing the risks we face.

Corporate governance practices

Along with our articles of association, we adopted a corporate governance charter in accordance with the recommendations set out in the Belgian Corporate Governance Code issued on March 12, 2009 by the Belgian Corporate Governance Committee (the “2009 Belgian Corporate Governance Code”). In light of the new Belgian Companies Code, the Belgian Corporate Governance Committee adopted a new 2020 Belgian Corporate Governance Code (the “Belgian Corporate Governance Code”), published on May 9, 2019. The Belgian Corporate Governance Code applies compulsorily to reporting years beginning on or after January 1, 2020. Our board of directors (now: our supervisory board) has adopted the Belgian Corporate Governance Code for the reporting period beginning on January 1, 2020. Following the amendment of our articles of association, our supervisory board approved on April 28, 2020 an updated corporate governance charter (which is available on our website, www.glpg.com). Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. The corporate governance charter applies in addition to the law, our articles of association and the corporate governance provisions included in the Belgian Companies Code and the Belgian Corporate Governance Code.

The Belgian Corporate Governance Code is based on a “comply or explain” system: Belgian listed companies are expected to follow the Belgian Corporate Governance Code, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations.

For the reporting year beginning on January 1, 2020, our supervisory board strove to comply with the Belgian Corporate Governance Code and no deviations from the provisions of Belgian Corporate Governance Code occurred.

Our supervisory board regularly reviews its corporate governance charter and makes such changes as it deems necessary and appropriate. Additionally, our supervisory board adopted written terms of reference for each of the management board, the audit committee and the nomination and remuneration committee, which are part of the corporate governance charter.

Supervisory board committees

The supervisory board has established an audit committee and a nomination and remuneration committee, which operate pursuant to the written terms of reference for each of the audit committee and the nomination and remuneration committee that are part of the corporate governance charter adopted by our supervisory board. The composition and functioning of all of our committees will comply with all applicable requirements of the Belgian Companies Code and the Belgian Corporate Governance Code, the Exchange Act, the exchanges on which the ordinary shares and ADSs are listed, and SEC rules and regulations, taking into account the differences set out below and the company’s status as a foreign private issuer.

The Listing Rules of the Nasdaq Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. The application of such exceptions requires that we disclose each of the Nasdaq Stock Market Listing Rules that we do not follow and describe the Belgian corporate governance practices we do follow in lieu of the relevant Nasdaq Stock Market corporate governance standard.

We follow Belgian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following rules applicable to board committees:

•	Compensation committee. Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to such composition requirements. Pursuant to article 7:100 of the Belgian Companies Code and the principles and guidelines of the Belgian Corporate Governance Code , we are required to set up a remuneration committee within our supervisory board, consisting of a majority of independent supervisory board members. In addition, the Belgian Corporate Governance Code provides that the supervisory board should set up a nomination committee, which can be combined with the remuneration committee. Our supervisory board has set up and appointed a nomination and remuneration committee.

•	Charters. Nasdaq Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the board of directors must have a formal written charter. Pursuant to the Belgian Corporate Governance Code, our supervisory board has drawn up a corporate governance charter including, amongst others, the internal rules of our committees. Following the amendment of our articles of association, our supervisory board approved on April 28, 2020 an updated corporate governance charter. The corporate governance charter applies in addition to the law, our articles of association and the corporate governance provisions included in the Belgian Companies Code and the Belgian Corporate Governance Code.
169

Audit committee

Our audit committee consists of three members: Howard Rowe (Chairman), Mary Kerr and Peter Guenter.

Our supervisory board has determined that all members of our audit committee are independent under Rule 10A‑3 of the Exchange Act and the applicable rules of the Nasdaq Stock Market and that Howard Rowe qualifies as an “audit committee financial expert” as defined under the Exchange Act.

Our audit committee assists our supervisory board in overseeing the accuracy and integrity of our accounting and financial reporting processes and audits of our statutory and consolidated financial statements, the implementation and effectiveness of an internal control system and our compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence and the performance of the independent auditors.

Our audit committee’s duties and responsibilities to carry out its purposes include, among others:

•	ensuring the integrity of our financial reporting, including review of periodic information before it is made public;

•	evaluating our system of internal controls set up by our management board, including evaluation and approval of the explanatory notes on internal controls in our annual reports;

•	reviewing the functions of our internal risk management system and the efficacy of these systems;

•	assessing the necessity for setting up an internal audit function; and

•	supervising our relationship with our external auditors during the external audit process, including evaluation of our auditors’ independence.

The committee regularly reports to our supervisory board on the discharge of its functions. It informs our supervisory board about all areas in which action or improvement is necessary in its opinion and produces recommendations concerning the necessary steps that need to be taken. The audit review and the reporting on that review cover us and our subsidiaries as a whole. The members of the audit committee are entitled to receive all information which they need for the performance of their function, from our supervisory board, management board and employees. Every member of the audit committee shall exercise this right in consultation with the chairman of the audit committee.

Since 2019, the audit committee also reviews Corporate Social Responsibility (CSR) initiatives, as included in the annual CSR report, ensuring that we implement our planned initiatives and communicate them effectively and accurately to our employees and shareholders. The CSR report 2020 provides the non-financial information required by article 3:6 §4 and article 3:32 §2 of the Belgian Companies Code; a copy of our CSR report 2020 is available on our company website at http://www.glpg.com/financial-reports (this website does not form part of this annual report on Form 20-F).

Nomination and remuneration committee

Our nomination and remuneration committee consists of three members: Raj Parekh (Chairman), Katrine Bosley and Elisabeth Svanberg (as from April 28, 2020). She replaced Howard Rowe, who remains a member of the supervisory board and chairman of the audit committee.

Our supervisory board has determined that all members of our nomination and remuneration committee are independent under the applicable rules of the Nasdaq Stock Market.

Concerning our company’s nomination policy, this committee’s duties and responsibilities to carry out its purposes include, among others:

•	making and evaluating proposals to our supervisory board with regard to the election and re-election of supervisory board members (non-executive directors);

•	advising on the size and composition of the supervisory board periodically;

•	making selection criteria and nomination procedures for members of the supervisory board and/or of the management board; and

•	advising on proposals relating to the appointment or dismissal of the members of the management board.

Concerning our company’s remuneration policy, this committee’s duties and responsibilities to carry out its purposes include, among others:

•	making and evaluating proposals to our supervisory board with regard to the remuneration policy for supervisory board members (all non-executive directors) and the proposals which have to be submitted to the shareholders;

•	making and evaluating proposals to our supervisory board relating to the remuneration policy for members of our management board;

•	making proposals relating to individual remuneration, including bonuses; and

•	discussing and evaluating the operations and performance of the management board at least once a year.

D. Employees

As of December 31, 2020 we had 1,304 employees. (excluding Fidelta’s employees). Our employees in France, the Netherlands and Croatia are represented by a labor union and/or covered by a collective bargaining agreement. In 2020, we organized social elections for the first time in Belgium and since then our Belgian employees are also represented by a labor union. We have never experienced any employment-related work stoppages, and we consider our relations with our employees to be good. We have also engaged and may continue to engage independent contractors to assist us with our clinical activities. At each date shown, we had the following number of employees, broken out by department and geography:

	December 31,
	2020	2019	2018
Function:
Executive officers	6	5	5
Research	330	266	245
Development	449	300	207
Research services	—	1	—
Commercial	147	40	—
Corporate and support	372	233	114
Total	1,304	1,003	725
Geography:
Leiden, the Netherlands	168	127	81
Mechelen, Belgium	674	486	303
Romainville, France	271	181	163
Boston, United States	13	12	8
Basel, Switzerland	63	31	10
Cambridge, United Kingdom	38	8	6
Milan, Italy	31	—	—
Madrid, Spain	32	—	—
Munich, Germany	14	—	—
Total	1,304	1,003	725

E. Share Ownership

For information regarding the share ownership of our supervisory board members and management board members, see “Item 6.B.—Compensation” and “Item 7.A.—Major shareholders.”

Item 7     Major shareholders and related party transactions

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2021 for:

•	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;
•	each member of our supervisory board;
•	our management board, excluding our chief executive officer, as a group; and
•	all members of our supervisory board and management board as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 15, 2021. The percentage ownership information shown in the table is based upon 65,411,767 ordinary shares outstanding as of March 15, 2021.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares or ADSs, and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to subscription rights held by that person that are immediately exercisable or exercisable within 60 days of March 15, 2021. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, members of our management board and named beneficial owners are in care of Galapagos NV, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

	Shares beneficially owned
Name of beneficial owner	Number		Percentage
5% shareholders:
Gilead Sciences, Inc.	16,707,477	(1)(2)	25.54%
The Capital Group Companies, Inc.	6,483,973	(1)(3)	9.91
Van Herk Investments B.V.	4,893,235	(1)(4)	7.48%

Supervisory board and management board members:
Raj Parekh, MA, DPhil	15,553	(5)	*
Onno van de Stolpe	1,023,013	(6)	1.55%
Howard Rowe, JD	32,853	(7)	*
Katrine Bosley	25,307	(8)	*
Mary Kerr, Ph.D.	7,773	(9)	*
Peter Guenter	287	(10)	*
Daniel O'Day	—		—
Linda Higgins, Ph.D.	—		—
Elisabeth Svanberg, MD, Ph.D.	194	(11)	*
Management board members excluding Onno van de Stolpe	676,557	(12)	1.03%
All members of our supervisory board and management board as a group (14 persons)	1,781,537	(13)	2.68%

(1)	At the time of the most recent transparency notification or filing of a statement of beneficial ownership with the SEC.

(2)	Consists of 16,707,477 shares held by Gilead Therapeutics A1 Unlimited Company, which is a subsidiary of Gilead Sciences Ireland Unlimited Company, which is in turn a subsidiary of Gilead Biopharmaceutics US, LLC which is in turn a subsidiary of Gilead Sciences, Inc., which has the sole voting and investment power with respect to these shares. The address of Gilead Sciences, Inc. is 333 Lakeside Drive, Foster City, CA 94404, United States of America.
(3)	Consists of 6,483,973 shares held by The Capital Group Companies, Inc. (“CGC”). CGC is the parent company of Capital Research and Management Company ("CRMC") and Capital Bank & Trust Company ("CB&T"). CRMC is a U.S.-based investment management company that serves as investment manager to the American Funds family of mutual funds, other pooled investment vehicles, as well as individual and institutional clients. CRMC and its investment manager affiliates manage equity assets for various investment companies through three divisions Capital Research Global Investors, Capital International Investors and Capital World Investors. CRMC is the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of four investment management companies ("CGII management companies"): Capital International, Inc., Capital International Limited, Capital International Sàrl and Capital International K.K. CGII management companies and CB&T primarily serve as investment managers to institutional and high net worth clients. CB&T is a U.S.-based investment management company that is a registered investment adviser and an affiliated federally chartered bank. Neither CGC nor any of its affiliates own shares of the company for its own account. Rather, the shares reported above are owned by accounts under the discretionary investment management of one or more of the investment management companies described above. The address of The Capital Group Companies, Inc. is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071, United States of America.
(4)	Consists of 4,893,235 shares held by Van Herk Investments B.V., as reported in a Schedule 13G/A filed on January 29, 2020 by (i) Van Herk Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHI”), with respect to Common Stock (as defined below) beneficially owned by it, (ii) Van Herk Investments THI B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHIT”), with respect to Common Stock beneficially owned by VHI, (iii) Van Herk Private Equity Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHPI”), with respect to Common Stock beneficially owned by VHI and VHIT, (iv) Stichting Administratiekantoor Penulata, a foundation organized under the laws of the Netherlands (“Penulata”), with respect to Common Stock beneficially owned by VHI, VHIT and VHPI, (v) Van Herk Management Services B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHMS”), with respect to Common Stock beneficially owned by VHI, VHIT and VHPI, (vi) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V., a private company with limited liability incorporated under the laws of the Netherlands (“OGBBA”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI and VHMS, (vii) A. van Herk Holding B.V., a private company with limited liability incorporated under the laws of the Netherlands (“Holdings”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS and OGBBA, (viii) Stichting Administratiekantoor Abchrys, a foundation organized under the laws of the Netherlands (“Abchrys”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA and Holdings, and (ix) Adrianus van Herk (“Mr. van Herk”) with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA, Holdings, Penulata and Abchrys. Mr. van Herk is (i) an investor, (ii) the holder of all of the depositary receipts issued by Penulata and Abchrys, (iii) the sole board member of Penulata and Abchrys, and (iv) the sole managing director of VHMS, OGBBA and Holdings. Penulata holds substantially all of the issued and outstanding shares of VHPI. VHPI is the sole shareholder of VHIT. VHIT is the sole shareholder of VHI. VHI is principally engaged in making investments. Abchrys holds substantially all of the issued and outstanding shares of Holdings. Holdings is the sole shareholder of OGBBA. OGBBA is the sole shareholder of VHMS and is principally engaged in making investments. VHMS is the sole managing director of VHI, VHIT and VHPI. Each of Mr. van Herk, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys disclaims beneficial ownership of the securities covered by such Schedule 13G/A statement. The address of each of Mr. van Herk, VHI, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys is Lichtenauerlaan 30, 3062 ME Rotterdam, the Netherlands.
(5)	Consists of (i) 553 shares and (ii) 15,000 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2021.
(6)	Consists of (i) 481,139 shares and (ii) 541,874 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2021.
(7)	Consists of (i) 5,313 shares and (ii) 27,540 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2021.
(8)	Consists of (i) 287 shares and (ii) 25,020 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2021.
(9)	Consists of (i) 273 shares and (ii) 7,500 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2021.
(10)	Consists of 287 shares.
(11)	Consists of 194 shares
(12)	Consists of (i) 126,557 shares and (ii) 550,000 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2021.
(13)	Includes 1,166,934 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2021.

Each of our shareholders is entitled to one vote per ordinary share. All shareholders have identical voting rights per share. We are not aware of any arrangement that may result in a change of control of our company.

As of March 15, 2021, reviewing identified ownership in Nasdaq IR of 45% of outstanding shares (ordinary shares and ADSs), approximately 63% of those were held are held by institutional investors domiciled in the United States, excluding Gilead Sciences, Inc., or Gilead. We estimate that shares were held in the United States by approximately 291 institutional holders of record, excluding Gilead Sciences, Inc., or Gilead. As of March 15, 2021, there were outstanding 7,070,607 ADSs, each representing one ordinary share, and in the aggregate representing approximately 10.8% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

On February 26, 2021, we received a transparency notification from The Capital Group Companies, Inc., who notified that it holds 9.91% of the outstanding Galapagos shares. The Capital Group Companies, Inc. thus crossed below the 10% threshold of Galapagos’ voting rights by disposing of voting securities on February 22, 2021. On February 5, 2021, we received a transparency notice from The Capital Group Companies, Inc., that it held 10.03% of Galapagos shares. The Capital Group Companies, Inc. thus crossed above the 10% threshold of Galapagos’ voting rights by purchase of voting securities on 22 January 2021. Capital Group controls Capital Bank & Trust Company and Capital Research & Management Company through its direct subsidiary Capital Group International, Inc. (“CGII”), controls four CGII investment management companies (Capital International, Inc.; Capital International Limited, Capital International Sàrl; and Capital International K.K.), which all together hold 6,563,320 of Galapagos’ voting rights, consisting of ordinary shares (6,559,874) and equivalent financial instruments (right to recall lent American Depository Shares) (3,446), which represents 10.03% of Galapagos’ 65,411,767 outstanding shares as of March 15, 2021. On January 6, 2021, we received a transparency notice from Gilead Sciences, Inc., who notified that certain changes occurred in the chain of intermediary companies through which Gilead holds its shares in Galapagos, as a result of which Gilead holds its shares in Galapagos as of December 31, 2020 through its direct subsidiary Gilead Biopharmaceutics US, LLC, which through Gilead Sciences Ireland UC controls Gilead Therapeutics A1 Unlimited Company, which in turn holds 16,707,477 of Galapagos' voting rights, consisting of 16,707,477 shares (unchanged). Those 16,707,477 shares represent 25.54% of Galapagos' 65,411,767 outstanding shares as of March 15, 2021.

On January 7, 2020, we received a transparency notice from Gilead Sciences, Inc., who notified that certain changes occurred in the chain of intermediary companies through which Gilead holds its shares in Galapagos, more specifically that (i)  on December 27, 2019, Gilead Biopharmaceutics US, LLC, a direct subsidiary of Gilead Sciences, Inc., acquired control over Gilead Biopharmaceutics Ireland UC, and that (ii) on December 28, 2019, Gilead Sciences Ireland UC, a direct subsidiary of Gilead Biopharmaceutics Ireland UC, acquired control over Gilead Therapeutics A1 Unlimited Company, an indirect subsidiary of Gilead Sciences, Inc., who holds 16,707,477 shares, representing 25.84% of our outstanding shares as of March 15, 2020.

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

B. Related party transactions

Since January 1, 2020, we have engaged in the following transactions with the members of our supervisory board, members of our management board and holders of more than 10% of our outstanding voting securities and their affiliates.

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

On December 15, 2020 we and Gilead amended the existing arrangement for the commercialization and development of Jyseleca (filgotinib).

Share subscription agreement

As part of the research and development collaboration, Gilead entered into a share subscription agreement with us. On August 23, 2019, Gilead Therapeutics A1 Unlimited Company subscribed to 6,828,985 new Galapagos shares at a price of €140.59 per share, including issuance premium.

On October 22, 2019, our extraordinary shareholders’ meeting further issued a warrant to Gilead Therapeutics A1 Unlimited Company, known as warrant A, that confers the right to subscribe for a number of new shares sufficient to bring the number of shares owned by Gilead and its affiliates to 25.1% of the issued and outstanding shares. Warrant A expires one year after the issue date and the exercise price per share is EUR 140.59. On November 6, 2019, Gilead exercised warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares. Warrant A expired in October 2020.

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

Global research and development collaboration

We will fund and lead all discovery and development autonomously until the end of Phase 2. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead will have the option to acquire a license to the compound outside Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. If GLPG1690 had been approved in the United States, Gilead would have paid us an additional $325 million regulatory milestone fee. Development of GLPG1690 was discontinued in February 2021.

For GLPG1972, after the completion of the ongoing Phase 2b study in osteoarthritis, Gilead had the option to pay a $250 million fee to license the compound in the United States. If certain secondary efficacy endpoints for GLPG1972 had been met, Gilead would  have paid us up to an additional $200 million. Following opt-in on GLPG1972, we would have been eligible to receive up to $550 million in regulatory and sales based milestones. In November 2020, Gilead declined to exercise its option to GLPG1972. For all other programs resulting from the collaboration, Gilead will make a $150 million opt-in payment per program and will owe no subsequent milestones. We will receive tiered royalties ranging from 20-24% on net sales of all our products licensed by Gilead in all countries outside Europe as part of the agreement. With respect to GLPG1690, reimbursement of development costs under the cost split mechanism by Gilead to us amounted to €34.1 million for the year ended December 31, 2020 (€17.7 million for the year ended December 31, 2019).

For further information on our exclusive option, license and collaboration agreement with Gilead, see the section of this annual report titled “Item 4.B.—Business overview.—Collaborations— Option, License and Collaboration Agreement with Gilead.”

Filgotinib collaboration

Under the agreement as revised in 2019, we and Gilead would co-commercialize filgotinib in France, Germany, Italy, Spain and the United Kingdom and retain the 50/50 profit share in these countries that was part of the original filgotinib license agreement. The companies would also share future global development costs for filgotinib equally until a predetermined level, in lieu of the 80/20 cost split provided by the original agreement.

In December 2020, we and Gilead entered into a binding term sheet pursuant to which we agreed to amend this agreement again, as a result of which we will assume all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. We will thus have the sole right to commercialize filgotinib in Europe after a transition period which we expect to end by December 31, 2021. Until such date, we continue to share equally with Gilead in the net profit and net losses in each of the Netherlands, Belgium, Luxembourg, France, Germany, Italy, Spain and UK. All commercial economics on filgotinib in Europe will transfer to us as of January 1, 2022, subject to payment of tiered royalties of 8 to 15 percent of net sales in Europe to Gilead, starting in 2024. Gilead will retain commercial rights and remain marketing authorization holder for filgotinib outside of Europe, including in Japan.

Beginning on January 1, 2021, we will bear the future development costs for certain studies, in lieu of the equal cost split contemplated by the previous agreement. These studies include the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The existing 50/50 global development cost sharing arrangement will continue for the following studies: SELECTION and its long-term extension study (LTE) in UC, DIVERSITY and its LTE, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn’s disease, pediatric studies and their LTEs in RA, UC and Crohn’s disease, and support for investigator sponsored trials in IBD.

Under the original exclusive license and collaboration agreement, we received from Gilead $60.0 million (or €55.1 million) in milestone payments in the year ended December 31, 2016, $10.0 million (or €9.4 million) in milestone payments in the year ended December 31, 2017, and $15.0 million (or €12.4 million) in milestone payments in the year ended December 31, 2018. In December 2019, Gilead initiated a Phase 3 trial in psoriatic arthritis for which we received $10.0 million (€9.1 million). In December 2019, Gilead filed an NDA for filgotinib in the U.S. for which we received a $20.0 million (€ 18.2 million) payment in January 2020. In September 2020 filgotinib was approved by both the European and the Japanese authorities, for which we received a $105.0 million (€90.2 million) payment in October 2020.

In connection with the December 2020 amendments to the existing arrangement for the commercialization and development of filgotinib, Gilead has agreed to irrevocably pay Galapagos €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021 and will pay an additional €75 million in 2021 and €50 million in 2022. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. However, we will remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $295 million and sales-based milestone payments of up to $600 million.

         In addition, we received in  December 2020 $18.7 million (€15.6 million) of royalty payments from Gilead for Jyseleca.

We incurred €126.9 million in development costs for the year ended December 31, 2020 for the development of filgotinib in collaboration with Gilead: these costs relate to the Phase 2b and Phase 3 trials and mainly consist of costs recharged by Gilead as we were co-funding 50% as of August 23, 2019 of the global development activities, as well as costs paid to CROs in conjunction with clinical trials, costs for production of the compound for clinical testing, and, to a smaller extent, personnel costs and consultancy costs. The reimbursement of research and development costs under the cost split mechanism by us to Gilead amounted to € 101.0 million for the year ended December 31, 2020 (€72 million for the year ended December 31, 2019). The reimbursement of research and development costs under the cost split mechanism by Gilead to us amounted to nil for the year ended December 31, 2020. (nil for the year ended December 31, 2019)

The reimbursement of commercialization costs under the cost split mechanism by us to Gilead amounted to nil for the year ended December 31, 2020. The reimbursement of commercialization costs under the cost split mechanism by us to Gilead amounted to €8.2 million for the year ended December 31, 2019.

The reimbursement of commercialization costs under the cost split mechanism by Gilead to us amounted to €7.8 million for the year ended December 31, 2020. The reimbursement of commercialization costs under the cost split mechanism by Gilead to us amounted to nil for the year ended December 31, 2019.

 For further information on our exclusive license and collaboration agreement with Gilead, see the section of this annual report titled “Item 4.B.—Business overview.—Collaborations—Exclusive collaboration agreement with Gilead for filgotinib.”

Transactions with related companies

From time to time, in the ordinary course of our business we may contract for services from companies in which certain of the members of our executive committee or directors may serve as director or advisor. The cost of these services is negotiated on an arm’s length basis and none of these arrangements are material to us.

Agreements with our supervisory board and management board members

Management arrangements

As from January 1, 2020, all members of the management board provide their services under a management agreement with Galapagos NV, subject to Belgian law, that contains a notice period of six months and no other severance payments. These management agreements were replaced in April 2020 to take into account the implementation of the new Belgian Companies Code by our company, including the conversion of the former executive committee into the management board. The paragraphs below set forth the main terms of the agreements that applied as from April 28, 2020.

Onno van de Stolpe

On March 1, 2002, we entered into a management agreement, subject to Belgian law, with Onno van de Stolpe for the position of Managing Director and Chief Executive Officer for an indefinite period. Effective March 1, 2011, Mr. Van de Stolpe’s management agreement with Galapagos NV was reduced from a full-time basis to a part-time basis, for approximately 40% of his time, at which time he entered into (1) an employment agreement, subject to Dutch law, with Galapagos B.V. on a part-time basis, for approximately 35% of his time, and (2) a management agreement, subject to French law, with Galapagos SASU for approximately 25% of his time. On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Onno van de Stolpe for the position of Chief Executive Officer for an indefinite period. For the year ended December 31, 2020, Mr. Van de Stolpe received a base remuneration from Galapagos NV of €599,140.56.

Bart Filius

On September 15, 2014, Galapagos B.V. entered into an employment agreement, subject to Dutch law, with Bart Filius for the position of Chief Financial Officer, starting December 1, 2014 for an indefinite period. Effective December 1, 2014, Mr. Filius’ employment agreement with Galapagos B.V. was reduced from a full-time basis to a part-time basis, for approximately 60% of his time, and he entered into a management agreement, subject to Belgian law, with Galapagos NV for approximately 40% of his time. In addition to his role as Chief Financial Officer, Mr. Filius has served as Chief Operating Officer since September 2017. On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Bart Filius for the position of Chief Operating and Chief Financial Officer for an indefinite period. For the year ended December 31, 2020, Mr. Filius received a base remuneration from Galapagos NV of €416,500.02.

Andre Hoekema

On January 31, 2005, Galapagos B.V. entered into an employment agreement, subject to Dutch law, with Andre Hoekema for the position of Senior Vice President Corporate Development and member of the executive committee, for an indefinite period. Dr. Hoekema has served as Chief Business Officer since September 2017. On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Andre Hoekema for the position of Chief Business Officer for an indefinite period. For the year ended December 31, 2020, Dr. Hoekema received a base remuneration from Galapagos NV of €366,750.

Piet Wigerinck

On February 28, 2008, we entered into a management agreement, subject to Belgian law, with Piet Wigerinck, for an indefinite period. Dr. Wigerinck was appointed Chief Scientific Officer effective March 1, 2012. The management agreement stipulates that Dr. Wigerinck shall perform his duties thereunder on an independent basis. On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Piet Wigerinck for the position of Chief Scientific Officer for an indefinite period. For the year ended on December 31, 2020, Dr. Wigerinck received a base remuneration from Galapagos NV of €412,000.05.

Walid Abi-Saab

On October 27, 2016, Galapagos NV entered into a management agreement, subject to Belgian law, with Walid Abi-Saab for the position of member of Galapagos’ executive committee and Chief Medical Officer, starting March 1, 2017, for an indefinite period. Effective March 1, 2017, Dr. Abi-Saab’s management agreement with Galapagos NV was reduced from a full-time basis to a part-time basis, for approximately 95% of his time, and he entered into an employment agreement, subject to Dutch law, with Galapagos B.V. for approximately 5% of his time. On January 16, 2018, the management agreement between Galapagos NV and Dr. Abi-Saab and the employment agreement between Galapagos B.V. and Dr. Abi-Saab were terminated by mutual agreement with effect from December 31, 2017. On January 16, 2018, Galapagos GmbH and Dr. Abi-Saab entered into an employment agreement, subject to Swiss law and effective from January 1, 2018, under which Dr. Abi-Saab continued to perform his duties as Chief Medical Officer, for an indefinite period. On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Walid Abi-Saab for the position of Chief Medical Officer for an indefinite period. For the year ended on December 31, 2020, Dr. Abi-Saab received a base remuneration from Galapagos NV of €412,000.02.

Michele Manto

On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Michele Manto for the position of Chief Commercial Officer for an indefinite period. For the year ended on December 31, 2020, Mr. Manto received a base remuneration from Galapagos NV of €324,999.96.

Severance payments upon change of control

The abovementioned agreements with the members of our management board do not provide for severance compensation. They do not contain notice periods that exceed six months. However, we entered into undertakings with Mr. Van de Stolpe, Mr. Filius, Dr. Hoekema, Dr. Wigerinck and Dr. Abi-Saab providing that, in case their contract with us is terminated as a result of a change of control of our company, they would be entitled to a severance compensation of 12 months’ base salary for our chief executive officer and nine months’ base salary for the other management board members.

Supervisory Board and Management Board compensation

See the sections of this annual report in “Item 6.B.—Compensation.” titled “—Compensation of Our Supervisory Board” and “—Compensation of Members of the Management Board” and the section titled “Item 7.A.—Major Shareholders.” for information regarding compensation of the members of our supervisory board and management board.

Equity awards

Since January 1, 2020, we have granted subscription rights and RSUs to the members of our management board. We do not grant RSUs to the members of our supervisory board and have discontinued the grant of subscription rights to members of our supervisory board as of 2020.

See the sections of this annual report in “Item 6.B.—Compensation.” titled “—Compensation of Our Supervisory Board” and “—Compensation of Members of our Management Board” and the section titled “Item 7.A.—Major Shareholders.” for information regarding equity awards to the members of our management board.

Bonus plans

See the section of this annual report titled “Item 6.B.—Compensation.—Compensation of Members of the Management Board” for information regarding bonus plans for members of our management board.

Related-party transactions policy

Article 7:116 of the Belgian Companies Code provides for a special procedure that applies to intra-group or related party transactions. The procedure applies to decisions or transactions between us and our related parties that are not one of our subsidiaries. Prior to any such decision or transaction, our supervisory board must appoint a special committee consisting of three independent members of the supervisory board, who can opt to be assisted by one or more independent experts. This committee must assess the business advantages and disadvantages of the decision or transaction, quantify its financial consequences and determine whether the decision or transaction causes a disadvantage to us that is manifestly illegitimate in view of our policy. If the committee determines that the decision or transaction is not illegitimate but will prejudice us, it must analyze the advantages and disadvantages of such decision or transaction and set out such considerations as part of its advice. Our supervisory board must then make a decision, taking into account the opinion of the committee. Any deviation from the committee’s advice must be justified. Members of the supervisory board who have a conflict of interest are not entitled to participate in the deliberation and vote. The committee’s advice and the decision of the supervisory board must be notified to our auditor, who must render a separate opinion to assess that there is no material inconsistency between the accounting and financial information included in the minutes of the supervisory board and in the advice of the committee of the independent members of the supervisory board compared to the information that the statutory auditor has within the framework of its mandate. The conclusion of the committee and the opinion by the auditor must publicly disclosed at the time the transaction is entered into. This procedure does not apply to decisions or transactions in the ordinary course of business under customary market conditions and security documents, or to transactions or decisions with a value of less than 1% of our net assets as shown in our consolidated annual accounts.

In addition to this, our corporate governance charter provides for guidelines for transactions between our company and members of our supervisory board or management board. According to such guidelines:

•	it is expected from all members of our supervisory board and management board that they avoid all acts, standpoints or interests which are conflicting with, or which give the impression that they are conflicting with, the interests of our company;

•	all transactions between our company and members of our supervisory board or management board or representatives need the approval of our supervisory board. Such transactions could only be allowed at arm’s length (normal market conditions);

•	members of our supervisory board and management board are, by way of example, not allowed, directly or indirectly, to enter into agreements with our company which relate to supply of materials or delivery of services (other than in the framework of their mandate for our company), except with the explicit approval of our supervisory board;

•	in the event members of our supervisory board, management board or their permanent representatives are confronted with a potential conflict of interest with regard to a decision or a transaction of our company, they shall immediately inform the chairman of the supervisory board thereof. Conflict of interest means a conflict of proprietary interest, but also functional conflict of interest or conflicts of a family nature (up to second degree);

•	in the event article 7:115 of the Belgian Companies Code applies and a conflict of interests exists between us and a member of our supervisory board, the relevant member of our supervisory board shall not participate in the deliberation on the subject matter;

•	in the event article 7:117 of the Belgian Companies Code applies and a conflict of interests exists between us and a member of our management board, the relevant decision shall not be made by the management board but shall be referred to the supervisory board; and

•	in the event articles 7:115 and 7:117 of the Belgian Companies Code do not apply, the existence of the conflict of interest shall be written down in the minutes (but shall not be published) and the member of the supervisory board or the management board shall not vote.

We have adopted a related-party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related-party transactions. For purposes of our policy only, a related-party transaction is a transaction in which we are a participant and a related party has a direct or indirect material interest. For purposes of this policy, a related party is any member of the management board, any member of the supervisory board (or nominee) or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

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

C. Material contracts

For information on our material contracts, please see the sections of this annual report titled “Item 4—Information on the Company” and “Item 7—Major shareholders and related party transactions.”

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

E. Taxation

Certain material U.S. federal income tax considerations to U.S. holders

The following is a summary of certain material U.S. federal income tax considerations relating to ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders of the ADSs and that will hold such ADSs as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address all tax considerations that may be applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

•	banks, financial institutions or insurance companies;

•	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons that hold the ADSs as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities (including S Corporations), or persons that will hold the ADSs through such an entity;

•	persons that received the ADSs as compensation for the performance of services;

•	certain former citizens or long-term residents of the United States;

•	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of the ADSs and shares; and

•	holders that have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar.

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

Distributions.Although we do not currently plan to pay dividends, and subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are listed on the Nasdaq Global Select Market, or Nasdaq, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on Nasdaq. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. We are incorporated under the laws of Belgium, and we believe that we qualify as a resident of Belgium for purposes of, and are eligible for the benefits of, The Convention between the Government of the United States of America and the Government of the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on November 27, 2006, or the U.S.-Belgium Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Belgium Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

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

For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the ADSs that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer that does not make such an election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. holder realizes will be U.S. source ordinary income or loss.

Net Investment Income Tax. Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ADSs. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Net Investment Income tax to its income and gains in respect of its investment in the ADSs.

Passive Foreign Investment Company Considerations. If we are a PFIC for any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets, for which purpose, assuming we are treated as a publicly traded company pursuant to Section 1297(e)(3) of the Code, the total value of our assets may be determined in part by reference to the market value of its ADSs and ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of cash, including the funds raised in offerings of the ADSs. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income for purposes of the PFIC tests. If we are classified as a PFIC for any year with respect to which a U.S. holder owns ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns ADSs, regardless of whether we continue to meet the tests described above.

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. Based on the foregoing, with respect to our 2020 taxable year, we do not anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

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

Dividend withholding tax

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the ordinary shares represented by the ADSs is generally treated as a dividend distribution. By way of exception, the repayment of fiscal capital carried out in accordance with the Belgian Companies and Associations Code is not treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital (subject to certain conditions and the pro rata rule, see below). This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issuance premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates. However, for any decision of capital reduction, in accordance with the Belgian Companies and Associations Code, the amount of the capital reduction will be deemed to be derived proportionally (a) from the fiscal capital of our company, on the one hand and (b) on the other hand, from certain reserves (i.e., and in the following order: (i) certain taxed reserves incorporated in the capital of our company, (ii) certain taxed reserves not incorporated into the capital of our company and (iii) certain tax-exempt reserves incorporated into the capital of our company). Only the part of the capital reduction that is deemed to be paid out of the fiscal capital may, subject to certain conditions, not be considered as a dividend distribution for Belgian tax purposes. The part of the capital reduction that is deemed to be derived from the abovementioned taxed (irrespective of whether they are incorporated into the capital) and/or tax-exempt reserves incorporated into the capital will be treated as a dividend distribution from a tax perspective and be subject to Belgian withholding tax, if applicable. Such portion is determined on the basis of the ratio of the taxed reserves (except for the legal reserve up to the legal minimum and certain unavailable retained earnings) and the tax-exempt reserves incorporated into the capital (with a few exceptions) over the aggregate of such reserves and the fiscal capital.

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

Additionally, pursuant to Belgian domestic tax law, dividends paid or attributed to non-resident individuals who do not use our shares represented by ADSs in the exercise of a professional activity may be exempt from non-resident individual income tax up to the amount of 812 EUR (for income year 2020). Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to our shares represented by ADSs, such Belgian non-resident may request in his or her non-resident income tax return that any Belgian withholding tax levied on dividends up to the amount of EUR 812 (for income year 2020) be credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on dividends up to such an amount could in principle be reclaimed by filing a request thereto addressed to the designated tax official. Such a request has to be made at the latest on December 31 of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities which are determined by Royal Decree. For the avoidance of doubt, all dividends paid or attributed to the non-resident individual are taken into account to assess whether the maximum amount of EUR 812 (for income year 2020) is reached (and hence not only the amount of dividends paid or attributed on our shares represented by ADSs).

Additionally, pursuant to Belgian domestic tax law, dividends distributed to corporate Holders that qualify as a parent company will be exempt from Belgian withholding tax, provided that the shares which are represented by ADSs held by the Holder amount to at least 10% of our share capital upon payment or attribution of the dividends and such minimum participation is held or will be held during an uninterrupted period of at least one year, and provided the general anti-abuse provision does not apply. A Holder qualifies as a parent company (i) if it has a legal form similar to the ones listed in the annex to the EU Parent-Subsidiary Directive of November 30, 2011 (2011/96/EU)as amended from time to time, (ii) if it is considered to be a tax resident according to the laws of the United States of America and the U.S.-Belgium Tax Treaty, and

(iii) if it is subject to a tax similar to the Belgian corporate income tax without benefiting from a tax regime that derogates from the ordinary tax regime. Please note that this withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements ("rechtshandeling of geheel van rechtshandelingen"/"acte juridique ou un ensemble d'actes juridiques") for which the Belgian Tax Administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine ("kunstmatig"/"non authentique") and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

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

Dividends paid or attributed to a corporate Holder will be exempt from withholding tax, provided that (i) the Holder is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime, (ii) upon the date of payment or attribution of the dividends, the Holder holds a participation in us with an acquisition value of at least € 2,500,000, but representing less than 10% of our capital, (iii) the dividends relate to shares represented by the ADSs which are or will be held in full ownership for at least one year without interruption, (iv) the Holder has a legal form similar to the ones listed in the annex to the EU Parent-Subsidiary Directive of November 30, 2011 (2011/96/EU), as amended from time to time and (v) the general anti-abuse provision is not be applicable. The exemption from withholding tax is only applicable to the extent that the ordinary Belgian withholding tax, which would be due in the absence of said exemption, is, in principle, neither creditable nor reimbursable in the hands of the Holder.

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

Capital losses will, as a rule, not be tax deductible in Belgium. Capital gains realized by a Holder upon the redemption of shares represented by ADSs or upon our liquidation will generally be taxable as a dividend. See “— Dividend Withholding Tax” above.

Estate and gift tax

There is no Belgium estate tax on the transfer of our shares represented by ADSs on the death of a Belgian non-resident. Donations of our shares represented by ADSs made in Belgium may or may not be subject to gift tax depending on the modalities under which the donation is carried out.

Belgian Tax on Securities Accounts

Parliament adopted on February 11, 2021 a bill submitted by the Belgian federal government introducing an annual tax on securities accounts. This bill was published in the Belgian State Gazette on February 25, 2021 and entered into force, subject to certain exceptions, on February 26, 2021.

An annual tax of 0.15% is levied on securities accounts of which the average value of the taxable financial instruments (covering, amongst others, financial instruments such as our shares represented by ADSs) held thereon during a reference period of twelve consecutive months (in principle) starting on October 1 and ending on September 30 of the subsequent year, would exceed EUR 1 million. The first reference period begins on February 26, 2021 and ends on September 30, 2021.

The amount of the tax due is limited to 10% of the difference between said average value of the taxable financial instruments, and the threshold of EUR 1 million.

The tax targets, among others, securities accounts held by non-resident individuals, companies and legal entities with a financial intermediary established or located in Belgium.

A financial intermediary is defined as (i) the National Bank of Belgium, the European Central Bank and foreign central banks performing similar functions, (ii) a central securities depository included in article 198/1, §6, 12° of the Belgian Income Tax Code, (iii) a credit institution or a stockbroking firm as defined by Article 1, §3 of the Law of April 25, 2014 on the status and supervision of credit institutions and investment companies and (vi) the investment companies as defined by Article 3, §1 of the Law of October 25, 2016 on access to the activity of investment services and on the legal status and supervision of portfolio management and investment advice companies, which are, pursuant to national law, admitted to hold financial instruments for the account of customers.

There are various exemptions, such as securities accounts (in)directly held by non-residents for their own account at central securities depositories or at a depositary bank accredited by the National Bank of Belgium. This exemption is subject to the condition that the securities accounts are not attributable to a Belgian branch of the non-residents.

Pursuant to the bill, anti-abuse provisions, retroactively applying as from October 30, 2020, are also introduced: a rebuttable general anti-abuse provision and two irrebuttable specific anti-abuse provisions. The latter covers the splitting of a securities account into multiple securities accounts held at the same intermediary and the conversion of taxable financial instruments held on a securities account, into registered financial instruments.

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

Common Reporting Standard

Following recent international developments, the exchange of information is governed by the Common Reporting Standard (“CRS”). On 10 December 2020, the total of jurisdictions that have signed the multilateral competent authority agreement (“MCAA”) amounts to 110. The MCAA is a multilateral framework agreement to automatically exchange financial and personal information, with the subsequent bilateral exchanges coming into effect between those signatories that file the subsequent notifications.

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

On December 9, 2014, EU Member States adopted Directive 2014/107/EU on administrative cooperation in direct taxation (“DAC2”), which provides for mandatory automatic exchange of financial information as foreseen in CRS. DAC2 amends the previous Directive on administrative cooperation in direct taxation, Directive 2011/16/EU and replaces the EC Council Directive 2003/48EC on the taxation of savings income (commonly referred to as the “Savings Directive”) as from January 1, 2016. Austria has been nonetheless allowed to exchange information under DAC2 as from January 1, 2017.

On May 27, 2015, Switzerland signed an agreement with the European Union in order to implement, as from January 1, 2017, an automatic exchange of information based on the CRS. This new agreement will replace the agreement on the taxation of savings that entered into force in 2005. As from January 1, 2017, financial institutions in the EU and Switzerland apply the due diligence procedures envisaged under the new agreement to identify customers who are reportable persons, i.e., for Switzerland residents of any EU Member State. This data was exchanged for the first time in autumn 2018.

As a result of the Law of December 16, 2015, the mandatory automatic exchange of information applies in Belgium

(i) as of income year 2016 (first information exchange in 2017) towards the EU Member States (including Austria, irrespective of the fact that the automatic exchange of information by Austria towards other EU Member States is only foreseen as of income year 2017), (ii) as of income year 2014 (first information exchange in 2016) towards the US and (iii), with respect to any other non-EU States that have signed the MCAA, as of income year 2016 (first information exchange in 2017) for a first list of 18 countries, as of income year 2017 (first information exchange in 2018) for a second list of 44 countries, as of income year 2018 (first information exchange in 2019) for a third list of 1 country and as of income year 2019 (first information exchange in 2020) for a fourth list of 6 countries.

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

Until recently, the FTT Proposal was at a standstill at the level of the European Council. Following the meeting of the Council of the EU of June 14, 2019, the FTT currently being considered by the FTT Participating Member States would be levied on the acquisition of shares or similar instruments of listed companies which have their head office in a member state of the EU (and market capitalisation in excess of EUR 1 billion on 1 December of the preceding year), rather than on any type of financial instrument. In order to reach a final agreement among the FTT Participating Member States, further work in the Council and its preparatory bodies will be required in order to ensure that the competences, rights and obligations of non-participating EU Member States are respected.

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

Item 11     Quantitative and qualitative disclosures about market risk

Our financial risks are managed centrally. Our finance department coordinates the access to national and international financial markets and considers and manages continuously the financial risks linked to our activities. These relate to the following financial markets risks: credit risk, liquidity risk, currency and interest rate risk. Our interest rate risk is limited because we have nearly no financial debt. In case of decreasing interest rates we will face a reinvestment risk on our strong cash position. We do not buy or trade financial instruments for speculative purposes. For additional information on general risk factors, please see the section of this annual report titled “Item 3.D.—Risk Factors.”

Liquidity risk

Our cash and cash equivalents and current financial investments amounted to respectively €2,143.1 million (including €7.9 million under assets classified as held for sale) and €3,026.3 million on December 31, 2020. Cash used in operating activities amounted to €427.3 million for the year ended December 31, 2020. Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. Based upon our current expected level of operating expenditures and our existing cash and cash equivalents, we believe that we will be able to fund our operating expenses and capital expenditure requirements for the coming years (and at least for a period of 12 months). We have no credit lines. Such forecasting is based on realistic assumptions with regards to milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

All our current financial investments and cash and cash equivalents have only an insignificant liquidity risk as they are all convertible upon a maximum three month notice period and without incurring a significant penalty in normal circumstances.

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

Aging balance of receivables that are due, but are still considered collectable:

	December 31,
	2020	2019	2018
	(Euro, in thousands)
60 - 90 days	€—	€87	€236
90 - 120 days	—	—	12
more than 120 days	€—	€—	€—

Our cash and cash equivalents are invested primarily in current, notice and term accounts. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted at the beginning of the term. Our current financial investments are also kept within different financial institutions and include money market funds and treasury bills with an AAA rating. The money market funds are invested in a well-diversified portfolio of highly rated assets.

Interest rate risk

The only variable interest-bearing financial instruments are cash and cash equivalents and current financial investments. Our interest rate income is impacted by the negative interest rate environment in EUR, and the low interest rate environment in USD.

Changes in interest rates may cause variations in interest income and expenses resulting from short term interest-bearing assets. Management does not expect the short term interest rates to decrease significantly in the immediate foreseeable future, which limits the interest exposure on our cash and cash equivalents and current financial investments.

Effect of interest rate fluctuation

A 100 basis point increase in interest rates at balance sheet date would have increased profit or loss, and equity, by approximately €51.7 million (2019: €57.8 million, 2018: €12.9 million); a 100 basis point decrease in interest rates would have decreased profit or loss, and equity, by approximately €51.7 million (2019: €57.8 million, 2018: €12.9 million). These scenarios assume our entire cash portfolio would immediately reprice at the new interest rates.

Foreign exchange risk

We are exposed to foreign exchange risk arising from various currency exposures. Our principal functional currency is euro, but we receive payments from our business partner Gilead in U.S. dollars and acquire some consumables and materials in U.S. dollars, Swiss Francs, GB Pounds and Croatian Kuna.

To limit this risk, we attempt to align incoming and outgoing cash flows in currencies other than the euro. In addition, contracts closed by our different entities are mainly in the functional currencies of that entity, except for the collaboration agreement signed with Gilead for which payments are denominated in U.S. dollars.

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	December 31,
	2020	2019	2018
Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(116,690)	€(133,373)	€(27,200)
Increase in Euros - GB Pounds	303	113	100
Increase in Euros - CH Francs	2,013	538	208
Increase in Euros - HR Kunas	—	650	611
Increase in U.S. Dollars - GB Pounds	€—	€(894)	€(923)

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents and current financial investments held in U.S dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of current financial investments, cash and cash equivalents, financial debt (we only have lease liabilities as of December 31, 2020), and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

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

Fees and charges

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Service	Fees
Issuance of ADSs	Up to U.S. $0.05 per ADS issued

Cancellation of ADSs	Up to U.S. $0.05 per ADS canceled

Distribution of cash dividends or other cash distributions	Up to U.S. $0.05 per ADS held

Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. $0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. $0.05 per ADS held

ADS Services	Up to U.S. $0.05 per ADS held on the applicable record date(s) established by the depositary

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

Item 14     Material modifications to the rights of security holders and use of proceeds

Not applicable.

Item 15     Controls and procedures

Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a‑15(b) as of December 31, 2020. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of December 31, 2020, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a‑15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including our Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly, reflect transactions and dispositions of assets, provide reasonable assurance that transactions are recorded in the manner necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are only carried out in accordance with the authorization of our management and directors, and provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Our internal control over financial reporting includes controls over relevant IT systems that have an impact on financial reporting including accuracy and completeness of our account balances. Management takes appropriate remediation and mitigation actions in case IT deficiencies would be identified. Our internal control over financial reporting includes also additional layers of business process controls to mitigate all remaining risks associated with IT deficiencies.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2020 was effective.

The effectiveness of internal control over financial reporting as of December 31, 2020 has been audited by Deloitte Bedrijfsrevisoren CVBA, our independent registered public accounting firm. Their audit report, including their opinion and attestation report on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this annual report.

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

Item 16A    Audit Committee financial expert

Our supervisory board has determined that Howard Rowe is an audit committee financial expert as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr. Rowe is independent as such term is defined in Rule 10A‑3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B     Code of Ethics

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, members of our management board and members of our supervisory board. The Code of Conduct is available on our website at www.glpg.com/governance-information. Our supervisory board is responsible for administering the Code of Conduct and will be required to approve any waivers of the Code of Conduct for members of our supervisory board and members of our management board. Any waivers of the Code of Conduct for other employees may also be made by the compliance officer. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website. One breach of our Code of Business Conduct and Ethics was reported to the audit committee in 2020.

Item 16C     Principal Accountant fees and services

Deloitte Bedrijfsrevisoren CVBA has served as our independent registered public accounting firm for 2020 and 2019. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended December 31,
	2020	2019
	(Euro, in thousands)
Audit Fees	€1,202.8	€1,406.8
Audit-Related Fees	214.4	101.3
All Other Fees	938.4	194.8
Total	€2,355.6	€1,702.9

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

“All Other Fees” are any additional amounts billed for products and services provided by the principal accountant. For the year ended December 31, 2020, they mainly relate to non-audit fees, in particular related to IT and CSV services. For the year ended December 31, 2019, they related to non-audit fees, in particular related to the preparation of the commercial launch.

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

In 2019, a new Belgian Companies Code was approved by the Belgian Parliament. For existing companies like us, there was a transition regime providing for a staggered applicability of the new provisions. Certain parts of the new code applied to Galapagos as of January 1, 2020 and the full transition was completed on our extraordinary shareholders’ meeting of April 28, 2020, which resolved to amend our articles of association as a consequence of the newly applicable Belgian Companies Code. The full text of the new articles of association is made availableas an exhibit to this annual report. For a more detailed discussion of the changes, see the section of this annual report titled “Item 6 Directors, senior management and employees—A. Directors and senior management—Our Supervisory Board”.

Differences between our corporate governance practices and the listing rules of the Nasdaq stock market

The following are the significant ways in which our corporate governance practices differ from those required for U.S. companies listed on Nasdaq:

•	Quorum At Shareholder Meetings. Nasdaq Stock Market Listing Rule 5620(c) requires that for any shareholders’ meeting, the quorum must be no less than 33 1/3 % of the outstanding ordinary shares. There is no quorum requirement under Belgian law for our shareholders’ meetings, except as provided for by law in relation to decisions regarding certain matters, e.g. amendment of the articles of association.

•	Committees. Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to such composition requirements. Pursuant to Article 7:100 of the Belgian Companies Code and the principles and guidelines of the 2020 Belgian Corporate Governance Code, we are required to set up a remuneration committee within our supervisory board, consisting of a majority of independent supervisory board members. In addition, the 2020 Belgian Corporate Governance Code provides that the supervisory board should set up a nomination committee, which can be combined with the remuneration committee. Our supervisory board has set up and appointed a nomination and remuneration committee.

•	Executive Session. Nasdaq Stock Market Listing Rule 5605(b)(2) requires that independent directors must have regularly scheduled meetings at which only independent directors are present. We do not intend to require our independent supervisory board members to meet separately from the full supervisory board on a regular basis or at all, although the supervisory board is supportive of its independent members voluntarily arranging to meet separately from the other members of our supervisory board when and if they wish to do so.

•	Committee Charters. Nasdaq Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the board of directors must have a formal written charter. Pursuant to the Belgian Corporate Governance Code, our supervisory board has drawn up a corporate governance charter including, amongst others, the internal rules of our committees.

•	Shareholder Approval for Certain Issuances of Securities. Nasdaq Stock Market Listing Rule 5635 requires that a company obtains shareholder approval prior to making certain issuances of securities. Pursuant to the Belgian Companies Code and subject to the conditions set forth therein and in our articles of association, our supervisory board is allowed to issue shares through the use of authorized capital limited to the maximum amount of our share capital. The authorized capital may however not be used for (i) capital increases by contribution in kind exclusively reserved for one of our shareholders holding shares to which more than 10% of the voting rights are attached, (ii) the issuance of shares with multiple voting rights, (iii) the issuance of a new class of securities, or (iv) the issuance of subscription rights intended mainly for one or more specified persons other than our or our subsidiaries’ staff. Restrictions on the use of the authorized capital also exist in case a public take-over bid on us has been announced.

Item 16H      Mine safety disclosure

Not applicable.

PART III

Item 17      Financial statements

Not applicable.

Item 18      Financial statements

See pages F‑1 through F‑68 of this annual report.

Item 19      Exhibits

The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

Index to Financial Statements
FINANCIAL SECTION
Audited consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the supervisory board of Galapagos NV

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Galapagos NV and subsidiaries (the "Company") as of December 31, 2020, 2019 and 2018, the related consolidated statements of operations, comprehensive income/loss(-), changes in equity and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2021, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Determination of the accounting treatment for the amendment to the license and collaboration agreement for filgotinib - Refer to Notes 2, 4, 6, and 24 to the financial statements

Critical Audit Matter Description

On December 15, 2020, the Company entered into a binding term sheet with Gilead Sciences, Inc. (“Gilead”) (the “December 2020 Amendment”) to amend the license and collaboration agreement for filgotinib previously signed with Gilead in August 2019 (“the 2019 Collaboration”) and to agree on the transfer of development, manufacturing, commercialization and certain other rights to filgotinib in Europe.

As part of the IFRS-15 Revenue from Contracts with Customers (“IFRS 15”) analysis, the accounting treatment for the December 2020 Amendment required judgment in respect of the following:

•	Timing of the contract modification: management’s assessment of the legally binding and enforceable nature of the term sheet resulted in management accounting for the contract modification in 2020;
•	Determining the appropriate IFRS standard: the contract modification has been analysed under the requirements of IFRS 15, as Gilead is still considered to be a customer;
•	Identification of performance obligations: no new or additional performance obligations were identified within the contract modification, resulting in only the partly satisfied filgotinib performance obligation being impacted via the cumulative catch-up method;
•	Allocation of the total transaction price: the increased fixed consideration as a result of the modification has been allocated in its entirety to the filgotinib performance obligation, with the Company concluding that the change in the scope of the filgotinib performance obligation and the change in both the fixed and variable consideration are reflective of the updated stand-alone selling price for the remaining activities under this performance obligation;
•	Determination of the percentage of completion: in the process of estimating the costs to complete the Company considered that all ongoing and planned clinical trials (including the long term extension trials) would be completed through their final stage.

The evaluation of the reasonableness of management’s estimates and assumptions related to these specific critical judgments and accounting estimates require a high degree of auditor judgment and a significant degree of extra audit effort, including the need to involve our accounting specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures to address all critical judgments related to the December 2020 Amendment included reading the binding term sheet and management’s accounting position paper to understand the terms of each contract and evaluate management’s conclusions.

In relation to management’s critical judgments related to the December 2020 Amendment, our audit procedures included the following:

•        We tested the effectiveness of controls over the accounting treatment of significant unusual transactions, which is one of management’s controls over the application of IFRS 15.

•        With the assistance of our accounting specialists:

•        We evaluated the legally binding and enforceable nature of the term sheet to assess the date of the contract modification;

•       We tested management’s identification of the applicable IFRS standard and the distinct performance obligations by evaluating whether the underlying goods, services, or both were highly interdependent and interrelated with one or both of the performance obligations that were partly satisfied at the time of the contract modification.

•        We read minutes of board and committee meetings as well as management’s position paper to understand the parties intended use of the licenses and other obligations included in the December 2020 Amendment;

•        We evaluated whether the change in the scope of the filgotinib performance obligation resulting from the December 2020 Amendment and the change in both the fixed and variable consideration are reflective of the updated stand-alone selling price for the remaining activities under this performance obligation.

•        We assessed the assumptions made in estimating the costs to complete the filgotinib development activities by comparing these with management’s past experience, external information (including information from Gilead) and other observable evidence and by performing sensitivities on the current year’s revenue recognition resulting from changes to these estimates.

Zaventem, Belgium, March 25, 2021

/s/ Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL

We have served as the Company's auditor since 2000.

Report of independent registered public accounting firm

To the shareholders and the supervisory board of Galapagos NV

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Galapagos NV and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated March 25, 2021 expressed an unqualified opinion on those financial statements.

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

Zaventem, Belgium, March 25, 2021

/s/ Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL

We have served as the Company's auditor since 2000.

Consolidated Statement of Financial Position
	December 31,
	2020	2019	2018	Notes
	(Euro, in thousands)
Assets
Intangible assets	€67,565	€24,927	€3,632	13
Property, plant and equipment	103,378	66,052	23,137	14
Deferred tax assets	4,475	4,205	2,514	21
Non-current trade receivables	50,000	—	—	17
Non-current R&D incentives receivables	111,624	93,407	73,443	16
Other non-current assets	11,343	14,091	7,919	15
Non-current assets	348,384	202,682	110,645

Trade and other receivables	148,418	54,009	18,609	17
Current R&D incentives receivables	24,104	21,949	11,203	16
Current financial investments	3,026,278	3,919,216	—	18
Cash and cash equivalents	2,135,187	1,861,616	1,290,796	19
Other current assets	11,953	9,138	8,244	17
Current assets from continuing operations	5,345,941	5,865,927	1,328,851

Assets classified as held for sale	23,406	—	—	25

Total current assets	5,369,347	5,865,927	1,328,851

Total assets	€5,717,731	€6,068,609	€1,439,496

Equity and liabilities

Share capital	€291,312	€287,282	€236,540	20
Share premium account	2,727,840	2,703,583	1,277,780	20
Other reserves	(10,907)	(4,842)	(735)
Translation differences	(3,189)	(1,142)	(1,557)
Accumulated losses	(334,701)	(109,223)	(297,779)
Total equity	2,670,355	2,875,658	1,214,249

Retirement benefit liabilities	14,996	8,263	3,764
Non-current lease liabilities	23,035	19,558	—	22
Other non-current liabilities	8,096	6,989	1,578	23
Non-current deferred income	2,365,974	2,586,348	—	24
Non-current liabilities	2,412,101	2,621,158	5,342

Current lease liabilities	6,401	5,826	—	22
Trade and other liabilities	172,386	143,434	68,928	23
Current tax payable	1,248	2,037	1,175	11
Current financial instruments	3,164	6,198	—	9
Current deferred income	443,159	414,298	149,801	24
Current liabilities from continuing operations	626,357	571,793	219,905

Liabilities directly associated with assets classified as held for sale	8,917	—	—	25
Current liabilities	635,274	571,793	219,905

Total liabilities	3,047,375	3,192,951	225,247
Total equity and liabilities	€5,717,731	€6,068,609	€1,439,496

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Operations
	Year ended December 31,
	2020	2019 (*)	2018 (*)	Notes
	(Euro, in thousands, except per share data)
Revenues	€478,053	€834,901	€278,666	6
Other income	52,207	50,896	29,000	6
Total revenues and other income	530,260	885,797	307,666

Research and development expenses	(523,667)	(420,090)	(316,222)	7
Sales and marketing expenses	(66,468)	(24,577)	(4,146)	7
General and administrative expenses	(118,757)	(72,382)	(34,377)	7
Total operating expenses	(708,892)	(517,049)	(354,746)

Operating income/loss (-)	(178,632)	368,748	(47,080)

Fair value re-measurement of share subscription agreement and warrants	3,034	(181,644)	—	9
Other financial income	18,667	21,389	18,264	10
Other financial expenses	(152,844)	(59,968)	(2,602)	10

Income/loss (-) before tax	(309,775)	148,525	(31,417)

Income taxes	(1,226)	165	(822)	11

Net income/loss (-) from continuing operations	(311,001)	148,689	(32,240)	12

Net income from discontinued operations, net of tax	5,565	1,156	2,981	25

Net income/loss (-)	€(305,436)	€149,845	€(29,259)
Net income/loss (-) attributable to:
Owners of the parent	(305,436)	149,845	(29,259)
Basic income/loss (-) per share	€(4.69)	€2.60	€(0.56)	12
Diluted income/loss (-) per share	€(4.69)	€2.49	€(0.56)	12
Basic income/loss (-) per share from continuing operations	€(4.78)	€2.58	€(0.62)
Diluted income/loss (-) per share from continuing operations	€(4.78)	€2.47	€(0.62)

(*) The 2019 and 2018 comparatives have been restated to consider the impact of classifiying the Fidelta business as discontinued opearations in 2020.

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Comprehensive Income/Loss (-)
	Year ended December 31,
	2020	2019 (*)	2018 (*)	Notes
	(Euro, in thousands)

Net income/loss (-)	€(305,436)	€149,845	€(29,259)
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation	(6,065)	(4,107)	(94)
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	(1,024)	415	197

Realization of translation differences upon liquidation of foreign operations	(1,023)	—	—
Other comprehensive income/loss (-), net of income tax	(8,112)	(3,692)	103

Total comprehensive income/loss (-) attributable to:
Owners of the parent	(313,548)	146,154	(29,155)

Total comprehensive income/loss (-) attributable to owners of the parent arises from:
Continuing operations	(318,841)	145,050	(32,159)
Discontinued operations	5,293	1,104	3,003
Total comprehensive income/loss (-)	€(313,548)	€146,154	€(29,155)

(*) The 2019 and 2018 comparatives have been restated to consider the impact of classifiying the Fidelta business as discontinued operations in 2020.

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total
	(Euro, in thousands)
On December 31, 2017	€233,414	€993,025	€(1,754)	€(1,260)	€(211,441)	€1,011,983
Change in accounting policy ( modified retrospective application IFRS 15)					(83,220)	(83,220)
Change in accounting policy ( modified retrospective application IFRS 9)				619	(619)	—
Restated total equity at January 1, 2018	233,414	993,025	(1,754)	(641)	(295,280)	928,766
Net loss					(29,259)	(29,259)
Other comprehensive loss			197	(94)		103
Total comprehensive loss			197	(94)	(29,259)	(29,155)
Share-based compensation					26,757	26,757
Issue of new shares	16,021	280,167				296,188
Share issue costs	(15,964)					(15,964)
Exercise of subscription rights	3,069	4,588				7,657
On December 31, 2018	€236,540	€1,277,780	€(1,557)	€(735)	€(297,779)	€1,214,249
Change in accounting policy ( modified retrospective application IFRS 9)					416	416
Restated total equity at January 1, 2019	236,540	1,277,780	(1,557)	(735)	(297,363)	1,214,665
Net income					149,845	149,845
Other comprehensive income/loss (-)			415	(4,107)		(3,692)
Total comprehensive income/loss (-)			415	(4,107)	149,845	146,154
Share-based compensation					38,297	38,297
Derecognition of financial liability from share subscription agreement and warrant A		135,702				135,702
Issue of new shares	36,945	923,142				960,087
Share issue costs	(4,447)					(4,447)
Exercise of warrant A by Gilead	14,162	353,873				368,035
Exercise of subscription rights	4,082	13,085				17,167
On December 31, 2019	€287,282	€2,703,583	€(1,142)	€(4,842)	€(109,223)	€2,875,658
Net loss					(305,436)	(305,436)
Other comprehensive income/loss (-)			(2,047)	(6,065)		(8,112)
Total comprehensive income/loss (-)			(2,047)	(6,065)	(305,436)	(313,548)
Share-based compensation					79,959	79,959
Exercise of subscription rights	4,031	24,257				28,288
On December 31, 2020	€291,312	€2,727,840	€(3,189)	€(10,907)	€(334,701)	€2,670,355

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows
	2020	2019	2018	Notes
	(Euro, in thousands)

Net income/loss (-)	€(305,436)	€149,845	€(29,259)

Adjustment for non-cash transactions	230,723	248,027	21,753	26
Adjustment for items to disclose separately under operating cash flow	4,067	(7,731)	(4,389)	26
Adjustment for items to disclose under investing and financing cash flows	(2,472)	(5,061)	(668)	26
Change in working capital other than deferred income	(146,092)	12,698	19,922	26
Increase/decrease (-) in deferred income	(207,787)	2,804,202	(153,312)	24

Cash generated/used (-) in operations	(426,998)	3,201,980	(145,953)

Interest paid	(9,033)	(1,158)	(1,063)
Interest received	10,054	7,852	4,558
Income taxes paid	(1,358)	(57)	(8)

Net cash flows generated/used (-) in operating activities	(427,336)	3,208,617	(142,466)

Purchase of property, plant and equipment	(42,522)	(22,385)	(10,392)	14
Purchase of and expenditure in intangible fixed assets	(48,793)	(23,300)	(3,325)	13
Proceeds from disposal of intangible assets	—	—	1	13
Proceeds from disposal of property, plant and equipment	49	—	—	14
Purchase of current financial investments	(4,574,206)	(4,787,284)	—	18
Interest received related to current financial investments	3,500	5,059	—	18
Sale of current financial investments	5,415,316	1,063,344	—	18
Acquisition of financial assets	(2,681)	(177)	(4,559)	15
Proceeds from sale of financial assets held at fair value through profit or loss	6,626	82	2,361	15

Net cash flows generated/used (-) in investing activities	757,288	(3,764,660)	(15,914)

Payment of lease liabilities and other debts	(6,247)	(5,091)	(5)	22
Proceeds from capital and share premium increases, gross amount	—	960,087	296,188	20
Issue cost paid, related to capital and share premium increases	—	(4,447)	(15,964)	20
Proceeds from capital and share premium increases from exercise of subscription rights	28,287	17,167	7,657	20
Proceeds from capital and share premium increases from exercise of warrant A by Gilead	—	368,035	—	20

Net cash flows generated in financing activities	22,040	1,335,751	287,876

Increase in cash and cash equivalents	€351,994	€779,708	€129,497

Cash and cash equivalents at beginning of year	€1,861,616	€1,290,796	€1,151,211	19

Transfer to current financial investments	—	(198,922)	—

Increase in cash and cash equivalents	351,994	779,708	129,497

Effect of exchange rate differences on cash and cash equivalents	(70,539)	(9,966)	10,089

Cash and cash equivalents at end of year	€2,143,071	€1,861,616	€1,290,796	19

The accompanying notes form an integral part of these financial statements.

	December 31,
	2020	2019	2018	Notes
	(Euro, in thousands)
Current financial investments	€3,026,278	€3,919,216	€—	18
Cash and cash equivalents	2,135,187	1,861,616	1,290,796	19
Cash and cash equivalents classified as assets held for sale	7,884	—	—
Current financial investments and cash and cash equivalents	€5,169,349	€5,780,832	€1,290,796

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

The components of the operating result presented in the financial statements include the following companies: Galapagos NV, Galapagos Biopharma Belgium BV, Galapagos Real Estate Belgium BV (Mechelen, Belgium); Galapagos SASU (Romainville, France); Galapagos B.V., Galapagos Biopharma Netherlands B.V. and Galapagos Real Estate Netherlands B.V. (Leiden, the Netherlands); Galapagos, Inc. and its subsidiary Xenometrix, Inc. (United States); Galapagos GmbH (Basel, Switzerland); Galapagos Biotech Ltd. (Cambridge, UK), Galapagos Biopharma Germany GmbH (München, Germany), Galapagos Biopharma Spain S.L.U. (Madrid, Spain) and Galapagos Biopharma Italy S.r.l. (Milan, Italy).

Our continuing operations had 1,304 employees on December 31, 2020 working in the operating facilities in Mechelen (the Belgian headquarters), the Netherlands, France, Switzerland, Germany, Italy, Spain, the United States, and United Kingdom.

On November 23, 2020 we signed a share purchase agreement with Selvita S.A. in relation to the disposal of Fidelta d.o.o. (our fee-for-service segment). Fidelta d.o.o. had 185 employees on December 31, 2020 working in the operating facilities in Croatia. As net assets associated with our fee-for-service business will be recovered principally through a sale transaction rather than through continuing use, we classified these assets and the associated liabilities as held for sale in our financial statements for the year ended December 31, 2020. The transaction was completed on January 4, 2021 for a total consideration of €37.1 million (including the customary adjustments for cash and working capital).

Impact of COVID-19 on the financial statements

To date, we have experienced limited impact on our financial performance, financial position, cash flows and significant judgements and estimates, although we continue to face additional risks and challenges associated with the impact of the outbreak.

2. Summary of significant transaction

On July 14, 2019 we and Gilead announced that we entered into a 10-year global research and development collaboration. Through this agreement, Gilead gained exclusive access to our innovative portfolio of compounds, including clinical and preclinical programs and a proven drug discovery platform.

At inception of this collaboration in 2019, we received an upfront payment €3,569.8 million ($3.95 billion) and a €960.1 million ($1.1 billion) equity investment from Gilead. On November 6, 2019 Gilead exercised warrant A, which resulted in an additional equity investment of €368.0 million.

At inception of this collaboration, we identified the following three performance obligations: (i) the transfer of an extended license on GLPG1690, (ii) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 on the global development activities of filgotinib, as a result of the revised license and collaboration agreement.

As part of the collaboration, Gilead also received option rights for GLPG1972, a Phase 2b candidate for osteoarthritis, in the United States. In November 2020, Gilead however declined to exercise its option for GLPG1972.

Since October 22, 2019, Gilead has had two representatives on the supervisory board of Galapagos (Daniel O'Day and Linda Higgins).

During Q4 2020, Gilead decided not to pursue FDA approval of the RA indication for filgotinib in the U.S. as a result of Complete Response Letter (CRL) from the Food and Drug Administration (FDA). Due to this, Gilead and we agreed to amend our existing collaboration for the commercialization and development of filgotinib. Under the new arrangement, we will assume sole responsibility in Europe for filgotinib in RA and in all other potential future indications and will fully support the costs of certain of the development activities. In connection with the changes in responsibility for the commercialization and development of filgotinib in Europe, we received a payment of €35.0 million ($42.5 million) from Gilead in January 2021 and are entitled to additional payments of €125.0 million ($151.8 million), of which €75.0 million will be paid in 2021 and €50.0 million will be paid in 2022. In addition, we will no longer be eligible to receive future milestone payments relating to filgotinib in Europe, and we will pay royalties on net sales of Jyseleca (filgotinib) in Europe to Gilead as from January 1, 2024.

This modification to the collaboration with Gilead did not result in the creation of new performance obligations, and only the performance obligation related to the development activities for filgotinib has been reassessed.

We retain the following three performance obligations, of which the first one was satisfied completely in 2019; (i) the transfer of an extended license on GLPG1690, (ii) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 to 100/0 (for certain agreed activities (Group A activities)) on the global development activities of filgotinib, until we complete the remaining development activities.

We refer to the critical accounting judgments and key sources of estimation uncertainty section (note 4) explaining critical judgments and estimates in applying accounting policies.

Terms of the collaboration

We will fund and lead all discovery and development autonomously until the end of Phase 2. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead will have the option to acquire a license to the compound outside Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. Gilead will maintain option rights to our programs through the 10-year term of the collaboration. This term can be extended for up to an additional three years thereafter for those programs, if any, that have entered clinical development prior to the end of the collaboration term. In addition, a final term extension can be granted in certain circumstances. If GLPG1690 had been approved in the United States, Gilead would have paid us an additional $325 million regulatory milestone fee. Development of GLPG1690 was discontinued in February 2021.

For GLPG1972, after the completion of the ongoing Phase 2b study in osteoarthritis, Gilead had the option to pay a $250 million fee to license the compound in the United States, but declined to exercise its option in November 2020. If certain secondary efficacy endpoints for GLPG1972 had been met, Gilead would have paid us up to an additional $200 million. Following opt-in on GLPG1972, we would have been eligible to receive up to $550 million in regulatory and sales based milestones. In November 2020, Gilead declined to exercise its option to GLPG1972.

For all other programs resulting from the collaboration, Gilead will make a $150 million opt-in payment per program and will owe no subsequent milestones. We will receive tiered royalties ranging from 20-24% on net sales of all our products licensed by Gilead in all countries outside Europe as part of the agreement.

Revised filgotinib collaboration

Under the revised agreement, we will assume all development, manufacturing, commercialization and certain other rights for filgotinib in Europe, providing the opportunity to build a commercial presence on an accelerated timeline. The transfer will be subject to applicable local legal, regulatory and consultation requirements. The parties intend to transfer most activities by December 31, 2021 and complete the transition by December 31, 2022. Beginning on January 1, 2021, Galapagos will bear the future development costs for certain studies (defined as “Group A activities”), in lieu of the equal cost split contemplated by the previous agreement. These studies include the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The existing 50/50 global development cost sharing arrangement will continue for the following studies (defined as “Group B activities”): SELECTION and its long-term extension study (LTE) in UC, DIVERSITY and its LTE, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn’s disease, pediatric studies and their LTEs in RA, UC and Crohn’s disease, and support for investigator sponsored trials in IBD. All commercial economics on filgotinib in Europe will transfer to Galapagos as of January 1, 2022, subject to payment of tiered royalties of 8 to 15% of net sales in Europe to Gilead, starting in 2024. In connection with the amendments to the existing arrangement for the commercialization and development of filgotinib, Gilead has agreed to irrevocably pay us €160 million, which will be split between a €110 million payment in 2021 (of which €35 million has been received in January 2021) and a €50 million payment in 2022 and is subject to certain adjustments for higher than budgeted development costs. In addition, Galapagos will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. Other terms of the original license agreement remain in effect, including the remaining  $295 million in development and regulatory milestones (excluding the remaining approval milestones in Europe that became forfeited), sales-based milestone payments of up to $600 million and tiered royalties ranging from 20-30% payable in territories outside Europe (whereas before it was applicable for all countries outside of Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom).

In addition, we achieved two regulatory approval milestones in 2020 totaling $105 million.

Terms of the equity investment

As part of the research and development collaboration of 2019 Gilead also entered into a share subscription agreement with us. Gilead’s equity investment consisted of a subscription for new Galapagos shares at a price of €140.59 per share, representing on July 14, 2019 a 20% premium to Galapagos’ 30-day,volume-weighted average price. This equity subscription took place at closing of the transaction, on August 23, 2019 and increased Gilead’s stake in Galapagos from approximately 12.3% to 22.04% of the then issued and outstanding shares in Galapagos. In addition, the extraordinary general meeting of shareholders of October 22, 2019 approved the issuance of warrant A and initial warrant B allowing Gilead to further increase its ownership of Galapagos to up to 29.9% of the company’s issued and outstanding shares. The initial warrant B has a term of five years and an exercise price per share equal to the greater of (i)  120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) EUR 140.59. Subsequent warrant B is still subject to approval by an extraordinary general meeting of shareholders. This extraordinary general meeting of shareholders shall take place between 57 and 59 months of the closing of the subscription agreement and this warrant will have substantially similar terms, including as to exercise price, to the initial warrant B. The agreement also includes a 10-year standstill restricting Gilead’s ability to propose a business combination with or acquisition of Galapagos or increase its stake in Galapagos beyond 29.9% of the company’s issued and outstanding shares, subject to limited exceptions. On November 6, 2019, Gilead exercised warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares. Gilead did not exercise any of its warrants during 2020 and warrant A came to maturity in October 2020. Gilead’s ownership slightly diluted to 25.54% at December 31, 2020.

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

The differences between our total operating lease commitments as reported in our consolidated financial statements of December 31, 2018 and the total lease liabilities recognized in our statement of financial position as at January 1, 2019 are summarized below.

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

NEW STANDARDS AND INTERPRETATIONS APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2020

New standards and interpretations applicable for the annual period beginning on January 1, 2020 did not have any material impact on our consolidated financial statements.

STANDARDS AND INTERPRETATIONS PUBLISHED, BUT NOT YET APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2020

A number of new standards are effective for annual periods beginning on or after January 1, 2021 with earlier adoption permitted. However we have not early adopted new or amended standards in preparing our consolidated financial statements. Of the standards that are not yet effective, we expect no standard to have a material impact on our financial statements in the period of initial application.

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

An internally generated intangible asset arising from our development activities is recognized only if all of the following conditions are met:

▪            Technically feasible to complete the intangible asset so that it will be available for use or sale

▪            We have the intention to complete the intangible assets and use or sell it

▪            We have the ability to use or sell the intangible assets

▪            The intangible asset will generate probable future economic benefits, or indicate the existence of a market

▪            Adequate technical, financial and other resources to complete the development are available

▪            We are able to measure reliably the expenditure attributable to the intangible asset during its development

Internally generated intangible assets

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

Currently we recognize all development costs as an expense in the period in which they are incurred, even for approved products because they do not generate separately identifiable incremental future economic benefits that can be reliably measured.

Licenses, patents & know-how

Acquired in-process research and development obtained through in-licensing agreements, business combinations, collaboration agreements or separate acquisitions are capitalized as an intangible asset provided that they are separately identifiable, controlled by us and expected to provide economic benefits. As the probability criterion in IAS 38 is always considered to be satisfied for separately acquired research and development assets, upfront and milestone payments to third parties for products or compounds for which regulatory approval has not yet been obtained are recognized as intangible assets. We consider such intangible assets as not yet available for use until the moment that the underlying asset is approved and commercially launched. Amortization will commence when the underlying asset is approved for commercialization and the asset will be amortized over its useful life.

Licenses, patents and know-how will be amortized over their useful life (generally between 5 and 20 years), using the straight-line method.

Intangible assets may also consist of upfront fees paid to third party institutions in exchange for an option to negotiate a license to any of the third party’s rights in technology resulting from the collaboration. The upfront fee paid in exchange for this option is capitalized as intangible asset and amortized over the expected duration of the option.

In the event an asset has an indefinite life, this fact is disclosed along with the reasons for being deemed to have an indefinite life. Intangible assets with an indefinite useful life and intangible assets which are not yet available for use are tested for impairment annually, and whenever there is an indication that the asset might be impaired.

Software

Acquired software is recognized at cost less accumulated amortization and any impairment loss. Amortization is recognized so as to write off the cost of assets over their useful lives (generally between 3 and 5 years), using the straight-line method.

Contract costs

Contract costs are those costs we incur to obtain a contract with a customer that we would not have incurred if the contract has not been obtained and are capitalized as intangible assets only if they are expected to be recoverable. Capitalized contract costs are amortized on a systematic basis that reflects the pattern of transfer of the related promised goods or services to the customer. Costs that we would have incurred regardless of whether the contract is obtained or those costs that are not directly related to obtaining a contract would not be capitalized.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recognized at cost less accumulated depreciation and any impairment loss.

Depreciation of an asset begins when it is available for use, ie when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is recognized so as to write off the cost of assets over their useful lives, using the straight-line method, on the following bases:

▪            Installation & machinery: 3–15 years

▪            Furniture, fixtures & vehicles: 4–10 years

Leasehold improvements are depreciated over the term of the lease, unless a shorter useful life is expected.

The other tangible assets category mainly consists of assets under construction. Assets under construction are not depreciated.

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

After initial recognition, the lease liability is measured at amortized cost using the discount rate determined at commencement and will be re-measured (with a corresponding adjustment to the related right-of-use asset) when there is a change in future lease payments in case of renegotiation, changes of an index or rate or in case of reassessment of options.

At the commencement date, the right-of-use assets are measured at cost, comprising the amount of the initial lease liability, initial direct costs and the expected dismantling and removing costs (when we incur an obligation for such costs), less any lease incentives received from the lessors.

After initial recognition, the right-of-use assets are measured at cost and depreciated over the shorter of the underlying asset’s useful life and the lease term on a straight-line basis. The right-of-use assets will be adjusted for any re-measurements of the lease liability as a result of lease modifications. The right-of-use assets are subject to impairment testing if there is an indicator for impairment, as for property, plant and equipment. The right-of-use assets are presented in the statement of financial position under the caption “Property, plant and equipment” and the lease liabilities are presented as current and non-current lease liabilities.

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

Each lease payment is allocated between the liability and financial expenses. The finance cost is charged to the statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Accounting policy until January 1, 2019

Until the end of 2018, leases of property, plant and equipment were classified as either finance or operating leases.

Leases were classified as finance leases whenever the terms of the lease substantially transferred all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases.

Assets held under finance leases were recognized as our assets at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. These assets held under finance leases were depreciated over their useful lives on the same bases as owned assets or, where shorter, over the term of the related lease agreement. The corresponding liability to the lessor was included in the balance sheet as a finance lease obligation. The payments were divided proportionally between the financial costs and a diminution of the outstanding balance of the obligation, so that the periodic interest rate on the outstanding balance of the obligation would be constant. Interest was recognized in the statement of operations, unless it was directly attributable to the corresponding asset, in which case it was capitalized.

Rents paid on operating leases were charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease were also spread on a straight-line basis over the lease term.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized on our balance sheet when we become a party to the contractual provisions of the instrument. We do not actively use currency derivatives to hedge planned future cash flows, nor do we make use of forward foreign exchange contracts, outside of the Gilead transaction, fully settled at December 31, 2019. Additionally, we don’t have financial debts at December 31, 2020.

(i) Financial assets

Financial assets are initially recognized either at fair value or at their transaction price. All recognized financial assets will subsequently be measured at either amortized cost or fair value under IFRS 9 on the basis of both our business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

▪	a financial asset that (i) is held within a business model whose objective is to collect the contractual cash flows and (ii) has contractual cash flows that are solely payments of principal and interest on the principal amount outstanding is measured at amortized cost (net of any write down for impairment), unless the asset is designated at fair value through profit or loss (FVTPL) under the fair value option;

▪	a financial asset that (i) is held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and (ii) has contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, is measured at fair value through other comprehensive income (FVTOCI), unless the asset is designated at FVTPL under the fair value option;

▪	all other financial assets are measured at FVTPL.

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

We classify non-derivative financial assets into the following categories:

-         financial assets at fair value through profit or loss (equity instruments, current financial investments and cash equivalents)

-         financial assets at amortized cost (receivables, current financial investments and cash and cash equivalents).

Financial assets at fair value through profit or loss

Financial assets are designated at fair value through profit or loss if we manage such investments and make purchase and sale decisions based on their fair value in accordance with our investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein, which take into account any dividend income, are recognized in profit or loss.

Equity instruments

We hold investments in equity instruments, which based on IFRS 9, are designated as financial assets at fair value through profit or loss. The fair value of listed investments is based upon the closing price of such securities on Euronext at each reporting date. If there is no active market for an equity instrument, we establish the fair value by using valuation techniques.

Current financial investments measured at fair value through profit or loss

Current financial investments include financial assets measured at fair value through profit or loss and may comprise short term bond funds that have a maturity equal or less than 12 months, and money market funds.

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

Current financial investments measured at amortized cost

Current financial investments measured at amortized cost include treasury bills that have a maturity equal or less than 12 months. We apply settlement date accounting for the recognition and de-recognition of current financial investments measured at amortized cost.

Cash

Cash are financial assets measured at amortized cost and comprise cash balances and short-term deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their value.

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

▪            Financial statements of foreign group companies

The results and financial position of all our entities that have a functional currency different from Euro are translated as follows:

▪            Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

▪            Income and expenses for each statement of operations are translated at average exchange rates;

▪            All resulting cumulative exchange differences are recognized as a separate component of equity;

▪            Such cumulative exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

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

REVENUE RECOGNITION

Revenues to date have consisted principally of milestones, license fees, non-refundable upfront fees and royalties received in connection with collaboration and license agreements. We also generate revenue from our fee-for-service activities, which is reported as discontinued operations per December 31, 2020.

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

We refer to note 6 for detailed information per agreement and to our Critical accounting judgments and key sources of estimation uncertainty for more information.

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

Defined benefit costs are categorized as follows:

▪            Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements)

▪            Net interest expenses or income

▪            Re-measurement

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

d/ Management bonus plan

(I)                       Bonuses which were granted for performance years until 2018

The management board members, together with other senior managers, are eligible to receive bonuses under the Senior Management Bonus Scheme established in 2006. Pursuant to the rules of the Senior Management Bonus Scheme, 50% of the bonus is paid immediately around year-end and the payment of the remaining 50% is deferred for three years. The deferred 50% component is dependent on the Galapagos share price change relative to the Next Biotech Index (which tracks Euronext-listed biotech companies). The Galapagos share price and the Next Biotech Index at the start and end of the 3‑year period is calculated by the average price over the preceding and last month of the 3‑year period, respectively.

▪	If the Galapagos share price change is better than or equal to the change in the Next Biotech Index, the deferred bonus will be adjusted by the share price increase/decrease percentage and paid out
▪	If the Galapagos share price change is up to 10% worse than the change in the Next Biotech Index, 50% of the deferred bonus will be adjusted by the share price increase/decrease percentage and paid out, and the remainder will be forfeited
▪	If the Galapagos share price change is more than 10% worse than the change in the Next Biotech Index the deferred bonus will be forfeited

We recognize the possible payment of the deferred component of the Senior Management Bonus Scheme within three years at the moment that the bonus amount is determined, based on the fair value of the liability at each reporting period. The fair value of the liability is measured by use of the Monte Carlo valuation model taking into consideration (a) the average reference price of the Galapagos share and Next Biotech Index, (b) the average price of the reporting period of the Galapagos share and the Next Biotech Index, (c) the simulation of the evolution of the Galapagos share price and the Next Biotech Index based on their volatility and correlation until maturity of the bonus, (d) the applicable discount rates at the end of the reporting period and (e) the probability of the number of beneficiaries assumed to stay with us until maturity of the bonus. The changes in fair value are recognized in profit or loss for the period.

(II)                        Bonuses which were granted for performance year 2019 and beyond

The management board members, together with other senior managers are eligible to receive a bonus based on achievement of personal and corporate objectives. This bonus is paid in cash.

SHARE-BASED PAYMENTS

a/ Equity-settled share based payments

We grant equity-settled incentives to certain employees, supervisory board members and consultants in the form of subscription rights. Equity-settled subscription rights are measured at fair value at the date of acceptance. The fair value determined at the acceptance date of the subscription rights is expensed over time until the end of the vesting period, based on our estimate of subscription rights that are expected to be exercised. Fair value is measured by use of the Black & Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

b/ Long-term incentive plans in RSUs (Restricted Stock Units)

Management board members and other employees were granted RSUs in 2019 and 2020. An RSU is a grant that takes the form of a promise that employees will receive Galapagos stock in the future and it will be payable, at the company’s discretion in cash or in shares, upon completion of a certain vesting period. Each RSU reflects the value of one Galapagos share.

The RSUs are measured based on the volume weighted average share price over the 30-calendar day period preceding the measurement date. We recognize the corresponding expense and liability over the vesting period. The fair value of the liability is re-measured at each reporting date because currently it is management’s intention to settle the RSUs in cash.

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

(ii) Property, plant and equipment and intangible assets

For intangible assets with an indefinite life or intangible assets not available for use yet, we perform an impairment test at least on an annual basis. Furthermore we review at each balance sheet date the carrying amount of our tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, we estimate the recoverable amount of the cash-generating unit to which the asset belongs.

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

Segment reporting

The group had two reportable segments, R&D and fee-for-service business. Due to the disposal of Fidelta d.o.o. (our fee-for-service segment), we have reported this segment as discontinued operations at December 31, 2020. Galapagos is therefore operating as a single operating segment.

Assets held for sale and discontinued operations

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale. It must either: represent a major separate line of business or geographical area of operations; be part of a single coordinated disposal plan; or be a subsidiary acquired exclusively with a view to resale.

Intercompany transactions between continuing and discontinued operations are eliminated against discontinuing operations.

Non-current assets and disposal groups are classified as assets held for sale if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

They are stated at the lower of carrying amount and fair value less costs to sell with any resulting impairment recognized. Assets related to discontinued operations and assets of disposal group held for sale are not depreciated. The prior-year consolidated balance sheet is not restated.

On November 23, 2020, we signed a share purchase agreement in relation to the sale of our fee-for-service business. As the net assets associated with our fee-for-service business will be recovered principally through a sale transaction rather than through continuing use, we classified these assets and the associated liabilities as held for sale in our financial statements for the year ended December 31, 2020.

On January 4, 2021, we concluded the sale of our fee-for-service business to Selvita S.A.

Where applicable and in accordance with IFRS 5, we have restated the 2018 and 2019 comparatives in the consolidated statement of operations and in the notes to consider the impact of classifying the Fidelta business as discontinued operations in 2020.

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

The following are the critical judgments that we have made in the process of applying the accounting policies and the key sources of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements presented elsewhere in this annual report.

Critical judgments in applying accounting policies

IFRS 15 – Revenue recognition Gilead

Our critical judgments were as follows:

Identification of the contract

•

Although formal executive contracts are still being finalized with Gilead, we assessed that the impact of the modification must already be accounted for in our consolidated financial statements for the year ended December 31, 2020 given the legally binding and enforceable character of the term sheet that was signed between us and Gilead on December 15, 2020 as a consequence of both parties’ decision to amend our existing agreement for the commercialization and development of filgotinib.

•

Despite our obligation to pay future sales-based royalties to Gilead and a change in the governance structure for the development activities, we concluded that all activities are still beneficial for the further development of filgotinib, for which Gilead still owns the ex-Europe rights. The contract modification has thus been analyzed following the requirements of IFRS 15 as we concluded that Gilead is still to be considered as a customer. This is also supported by the fact that we subsequently concluded that there continues to be only one performance obligation with respect to filgotinib after the contract modification.

Identification of the performance obligation

•

The modification did not give rise to new performance obligations. There was only a change in scope and price of the existing filgotinib performance obligation, which was only partly satisfied at the time of the modification. The Group A and Group B development activities (see note 2 for more details) still to be performed are interrelated and thus cannot be seen as separate performance obligations. Based on this, the contract modification has been treated on a cumulative catch-up basis under IFRS 15.

Allocation of the total transaction price

•

The increased fixed consideration as result of the modification has been allocated in its entirety to the filgotinib performance obligation. We assessed that the contract modification only changes the scope of the filgotinib performance obligation and the change in both fixed and variable consideration is reflective of the updated stand-alone selling price for the remaining activities of this performance obligation. If we would have concluded that the increased consideration was not, or only partially, related to the filgotinib performance obligation, the consideration would have been potentially allocated to other performance obligations in the contract, which would alter the timing of revenue recognition.

•

The denominator used in the calculation of the percentage of completion reflects our best estimate of the total costs to complete the filgotinib performance obligation. These costs were assessed considering that all ongoing and planned clinical trials (including long term extension trials) would be completed until their final stage.

Key sources of estimation uncertainty

The following are the key sources of estimation uncertainty that have the most significant effect on the amounts recognized in our consolidated financial statements for the year ended December 31, 2020.

Costs to complete the filgotinib performance obligation

The denominator used in the calculation of the percentage of completion reflects our best estimate of the total costs to complete the filgotinib performance obligation. As our estimate of the costs is depending on the evolution of the development activities, it may be subject to change in the future. If the outcome of certain activities would be different from the assumptions that we made, it could lead to a material adjustment to the total estimated costs, resulting in a reallocation of revenue between current and future periods. Our total deferred income balance related to this filgotinib performance obligation amounts to €818.7 million at December 31, 2020.

5. Segment information

Operational segmentation

The group had two reportable segments, R&D and fee-for-service business. Due to the disposal of Fidelta d.o.o. (our fee-for-service segment), we reported this segment as discontinued operations. Galapagos is therefore operating as a single operating segment.

GEOGRAPHICAL INFORMATION

In 2018, 2019 and 2020, our  continuing operations were mainly located in Belgium, France and the Netherlands.

Following table summarizes the revenues by destination of customer:

	Year ended December 31,
	2020	2019	2018
	(Euro, in thousands)
United States of America	€472,445	€793,873	€116,680
Europe	5,607	41,028	161,986
Total	€478,053	€834,901	€278,666

Following table summarizes the revenues by major customers:

	Year ended December 31,
	2020		2019		2018
Spilt up of revenues by major customers	(Euro, in thousands)%		(Euro, in thousands)%		(Euro, in thousands)%
Gilead:
United States of America (1)	€472,445	99%	€793,873	95%	€116,640	42%
Europe (1)	1,460	0%	(4,570)	-1%	7,793	3%
AbbVie:
Europe	(52)	0%	26,356	3%	89,936	32%
Novartis:
Europe	4,125	1%	19,177	2%	55,218	20%
Les Laboratoires Servier:
Europe	—	0%	—	0%	9,000	3%
Total revenues from major customers	€477,978	100%	€834,836	100%	278,587	100%

(1) Following the contract amendment with Gilead in 2019, the revenue recognized for filgotinib for the year ended December 31, 2019, included a negative catch-up effect on closing date of €245.9 million resulting from the decrease in the percentage of completion applied to previously received upfront and milestones for that program.

As of December 31, 2020, we held €171 million (€91 million in 2019; €27 million in 2018) of property, plant and equipment and intangible assets distributed as follows:

	December 31,
	2020	2019 (*)	2018 (*)
	(Euro, in thousands)
Belgium	€113,524	€57,007	€13,134
France	18,398	18,102	5,413
The Netherlands	28,210	7,951	3,947
Croatia	—	6,182	3,661
Switzerland	7,668	1,057	519
Spain	2,755	—	—
Other	388	681	95
Total	€170,943	€90,979	€26,769

(*) In accordance with IFRS 8 we only present the total of the property, plant and equipment and intangible assets in this disclosure note. This is a change in presentation compared to the amounts that were published in the disclosure note for the years ended December 31, 2019 and December 31, 2018. We elected to adjust the historical consolidated financial information presented in this disclosure note to reflect this change in presentation.

As the net assets associated with Fidelta d.o.o. (Croatia) will be recovered principally through a sale transaction rather than through continuing use, we have classified these assets and the associated liabilities as held for sale in our financial statements for the year ended December 31, 2020.

6. Total revenues and other income

 REVENUES

The following table summarizes the revenues for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
	2020	2019	2018
	(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees	€411,417	€812,058	€196,486
Milestone payments	46,261	2,878	73,394
Reimbursement income	4,073	19,900	8,722
Other revenues	70	66	63
Commercial revenues	16,232	—	—
Total revenues	€478,053	€834,901	€278,666

The following table summarizes details of revenues for the years ended December 31, 2020 and 2019 by collaboration and by category of revenue: upfront payments and license fees, milestone payments, reimbursement income, other revenues and commercial revenues.

	Over time	Point in time	2020	2019
			(Euro, in	(Euro, in
			thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€411,417	€812,058
Gilead collaboration agreement for ziritaxestat			-	666,968
Gilead collaboration agreement for filgotinib(1)			181,816	62,602
Gilead collaboration agreement for drug discovery platform			229,601	80,918
AbbVie collaboration agreement for CF			-	1,569

Milestone payments			46,261	2,878
Gilead collaboration agreement for filgotinib (1)			46,261	(21,187)
AbbVie collaboration agreement for CF			-	24,065

Reimbursement income			4,073	19,900
Novartis collaboration agreement for MOR106			4,125	19,177
AbbVie collaboration agreement for CF			(52)	723

Other revenues			70	66
Other revenues			70	66

Commercial revenues			16,232	-
Sale of goods			2
Royalties			16,227
Other commercial revenues			2

Total revenues			€478,053	€834,901

(1) Following the contract amendment with Gilead in 2019, the revenue recognized for filgotinib for the year ended December 31, 2019, included a negative catch-up effect at closing date of €245.9 million, resulting from the decrease in the percentage of completion applied to previously received upfront and milestones for that program.

The below table summarizes the transaction price of our collaboration with Gilead.

				(Euro, in thousands)
Allocation of transaction price	Filgotinib agreement 2015	Milestones achieved during 2015-2019	Option, License and Collaboration agreement (July 14, 2019)	December 31, 2019	Other movements in 2020	Filgotinib amendment (December 15, 2020)	December 31, 2020
Upfront consideration	€275,558		€3,569,815	€3,845,373		€160,000	€4,005,373
Milestones achieved		€104,171		104,171	€90,192		194,363
Royalties				—	16,227		16,227
Impact initial valuation of share subscription	39,003		85,601	124,604			124,604
	314,561	104,171	3,655,416	4,074,148	106,419	160,000	4,340,567
Less :
Warrants issuance liabilities
Warrant A				(43,311)			(43,311)
Initial warrant B				(2,545)			(2,545)
Subsequent warrant B				(16,184)	8,325		(7,859)
	314,561	104,171	3,655,416	4,012,108	114,744	160,000	4,286,852
Allocation to performance obligations
Ziritaxestat			666,967	666,967			666,967
Filgotinib (1)	€314,561	€104,171	641,663	1,060,395	106,419	160,000	1,326,814
Drug discovery platform (10 years)			€2,284,747	€2,284,747	8,325		2,293,072

(1) With regard to the additional consideration received as a result of the Option, License and Collaboration agreement (July 14, 2019) allocated to the filgotinib performance obligation, we assumed the existence of a significant financing component estimated to €44.5 million as of December 31, 2019 reflecting the time value of money on the estimated recognition period. This financing component was reassessed to €55.3 million as of December 31, 2020, considering the effects of the amendment of December 15, 2020.

On the closing date of the transaction (August 23, 2019) we concluded that the upfront payment implicitly included a premium for the future issuance of warrant A and initial and subsequent warrant B. The expected value of the warrants to be issued is treated as a contract liability ("warrant issuance liability") and reduces the transaction price until approval date of the issuance of the underlying warrants. As from approval date, the allocation of the upfront payment to the respective warrant becomes fixed and future changes in the fair value of the respective warrant will be recognized in profit or loss. As such, the part of the upfront payment allocated to the warrant A and initial warrant B reflects the fair value of these financial liabilities at the warrant approval date (October 22, 2019). Subsequent warrant B is still subject to approval by an extraordinary general meeting of shareholders and is therefore still presented as warrant issuance liability in our deferred income (we refer to note 24 for more information). The value initially allocated to the subsequent warrant B reflects the fair value of the underlying liability on December 31, 2019. On December 31, 2020 the value of the subsequent warrant B decreased to €7.9 million, driven by the decrease of our share price in 2020, partly compensated by an increase in the implied volatility.

On December 15, 2020 we and Gilead signed a term sheet modifying our existing collaboration for filgotinib. As a result of this modification an additional consideration of €160.0 million was allocated to the filgonitib performance obligation.

A summary of all current contracts with customers is given below:

Collaboration with Gilead

On July 14, 2019 we and Gilead announced that we had entered into a 10-year global research and development collaboration. Through this agreement, Gilead gained exclusive access to our innovative portfolio of compounds, clinical and preclinical programs and a proven drug discovery platform.

As part of this deal, our existing license and collaboration agreement for filgotinib with Gilead was amended for the first time. Under this revised filgotinib agreement, we obtained greater involvement in filgotinib’s global strategy and participate more broadly in the commercialization of the product in Europe, providing the opportunity to build a commercial presence on an accelerated timeline.

On December 15, 2020 our license and collaboration agreement for filgotinib with Gilead was amended a second time. Under the new arrangement, we will assume sole responsibility in Europe for filgotinib in RA and in all future indications.

We retain the following three performance obligations, of which the first one was satisfied completely in 2019; (i) the transfer of an extended license on GLPG1690, (ii) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 to 100/0 (for Group A activities only) on the global development activities of filgotinib, until we complete the remaining development activities (Group A and Group B activities).

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

•	We considered that the transaction price included a premium paid by Gilead (through the upfront payment) to acquire warrants (warrant A and warrant B) in the future, upon approval by the shareholders. We measured both warrants at fair value and recognized a warrant issuance liability at closing of the transaction for the same amount (as part of the current deferred income line). This liability is re-measured at each reporting period with a corresponding impact on the allocation of the transaction price to the performance obligation relating to the drug discovery platform as long as the warrants are not approved by the shareholders. Due to the fact that warrant A and initial warrant B were already approved in 2019, only the remeasurement of subsequent warrant B still has an impact on the transaction price considered for the revenue recognition of the performance obligation relating to the drug discovery platform.

• We assessed that the contract modification of December 15, 2020 only changes the scope of the filgotinib performance obligation and the change in both fixed and variable consideration is reflective of the updated stand-alone selling price for the remaining activities of this performance obligation. As a consequence, the increase in the transaction price of €160.0 million as a result of this modification has been allocated in its entirety to the filgotinib performance obligation.

Financing component
•	There are two performance obligations determined in the agreement with Gilead for which the period between the transfer of the promised goods/services to Gilead and the payment of the underlying consideration by Gilead exceeds one year, being the performance obligation relating to the drug discovery platform and the performance obligation resulting from the filgotinib amendment. Although the consideration paid for the drug discovery platform will be recognized over a period of 10 years as from receipt of the funds, management concluded not to consider any financing component for this performance obligation as the granting of an exclusive access and option rights on day one is the predominant value of the drug discovery platform performance obligation. As a consequence, management has considered it is only appropriate to adjust the part of the transaction price that was allocated to the filgotinib performance obligation, for the time value of money. The additional consideration as a result of the contract modification of December 15, 2020 has also been adjusted for the time value of money.

License on GLPG1690
•	The transaction price allocated to this performance obligation reflects our assessment of the stand-alone selling price of this performance obligation and was valued based on a discounted cash flow approach including, amongst others, assumptions on the estimated market share and size, peak sales and probability of success.

•	This performance obligation was completely satisfied as at December 31, 2019. Following the very recent discontinuation of the ziritaxestat trials, we don’t expect future milestone payments or royalties.

•	After granting the license for GLPG1690, we shared Phase 3 costs equally with Gilead. Any cost reimbursement from Gilead was not recognized as revenue but accounted as a decrease of the related expenses.

Filgotinib amendment
•	There is one single performance obligation under IFRS 15: the transfer of a license combined with performance of R&D activities. This is because we considered that the license is not distinct in the context of the contract.

•	The standalone selling price of the filgotinib amendment was determined through the cost-plus-margin approach. Management estimated that an appropriate margin is indirectly embedded in the increased involvement in the development and global strategy of filgotinib, our sole responsibility for filgotinib in Europe and the accompanying increase in the risk.

•	The transaction price is currently composed of a fixed part, being non-refundable upfront and license fees and a variable part, being milestone payments, sales based milestones and sales based royalties, and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement to the extent that it is highly probable that a significant reversal of revenue will not occur. Milestone payments received from Gilead are recognized in revenue over time till the end of the development plan. Sales-based milestones and sales-based royalties are also part of the arrangement and are recognized as revenues at a point in time at the moment they occur. During 2020 we reported €16.2 million of revenues from royalties from Gilead.

•	Revenues, excluding sales based milestones and sales based royalties, are recognized over time through satisfaction of the performance obligation. The "cost-to-cost" input model is applied to measure the progress of the satisfaction of this performance obligation. The estimated costs to complete the performance obligation have been reassessed as a result of the contract modification from 2020 leading to a small decrease in the percentage of completion. Nevertheless, we recognized higher revenues in financial year 2020 as compared to financial year 2019 for filgotinib because the total transaction price increased due to the contract modification (€160.0 million) and the milestone payments obtained in 2020 for the regulatory approval of filgotinib for RA in Europe and Japan for a total amount of $105 million (€90.2 million).

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

•     At the inception of the collaboration (July 2019) we assessed the appropriate period over which to recognize the drug discovery platform revenue to be 10 years. This is because we granted exclusive rights over a 10-year period. However, if at the end of the 10-year period, some programs in existence as of this time would have reached the clinic (i.e. IND filed with regulatory authorities), the rights for those specific programs may be extended, for a maximum of three years. This critical estimate is reassessed at each year-end based on the evolution of our pipeline and is still valid per December 31, 2020.

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

The contract signed with Servier on May 8, 2018 took over the terms of the previous agreement but additionally included the framework of a joint Phase 2 clinical trial program in which both parties collaborate, share costs and mutually exchange services. We concluded that this contract modification was not in the scope of IFRS 15 because there is a mutual exchange of services between Servier and Galapagos, Servier is not assessed as a customer but as a collaboration partner. Any cost reimbursement from our collaboration partner is not recognized as revenue but accounted for as a decrease of the related expenses.

In December 2020, Servier decided to terminate the agreement. Such termination became effective in March 2021. As a result of such termination, rights to the GLPG1972 were returned to Galapagos, subject to payment of a regulatory milestone, a commercial milestone and a mid single digit sales-based royalty upon successful commercialization of GLPG1972 in countries outside the U.S.

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

On December 17, 2019, Novartis sent us a termination notice, informing us of its decision to terminate the agreement in its entirety. The termination became effective in 2020.

Collaboration with AbbVie

We concluded as follows for the related revenue recognition:

·     There was one single performance obligation under IFRS 15: the transfer of a license combined with performance of R&D activities. This was because we considered that the license was not capable of being distinct and was not distinct in the context of the contract.

·     The transaction price of our agreement with AbbVie was composed of a fixed part, being upfront license fees, and a variable part, being milestone payments and cost reimbursements for R&D activities delivered. Milestone payments were only included in the transaction price to the extent that it was highly probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is subsequently resolved. Given the nature of our industry, we only consider this once the milestone event is achieved. Sales based milestones and sales based royalties are a part of our arrangement but are not yet included in our revenues.

·     The transaction price was allocated to the single performance obligation and revenues were recognized over the estimated service period based on a pattern that reflects the transfer of the license and progress to complete satisfaction of the R&D activities. This is because we considered that there is a transformational relationship between the license and the R&D activities to be delivered.

·    We chose an input model to measure the satisfaction of the single performance obligation that considers a percentage of costs incurred for this program that are completed each period (percentage of completion method).

·     Costs reimbursements received from AbbVie were recognized in revenues when costs were incurred and agreed by the parties as we were acting as a principal in the scope of our stake of the R&D activities of this license and collaboration agreements.

·     The second amended and restated collaboration agreement signed on October 24, 2018 was assessed to be a contract modification including a change in scope and in pricing as the remaining goods or services were not distinct and form part of the single performance obligation that was partially satisfied at the date of the contract modification. We concluded that we must account for this second amended and restated collaboration agreement as if it was part of the existing contract and recognized an adjustment to revenue to reflect the contract modification on the transaction price and on the measure of progress towards satisfaction of the performance obligation.

The performance obligation related to this agreement was considered fully satisfied at December 31, 2019.

For the years ended December 31, 2019 and 2018

The following table summarizes details of revenues for the years ended December 31, 2019 and 2018 by collaboration and by category of revenue: upfront payments and license fees, milestone payments, reimbursement income, and other revenues.

	Over time	Point in time	2019	2018
			(Euro, in	(Euro, in
			thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€812,058	€196,486
Gilead collaboration agreement for ziritaxestat			666,968	-
Gilead collaboration agreement for filgotinib(1)			62,602	96,809
Gilead collaboration agreement for drug discovery platform			80,918	-
AbbVie collaboration agreement for CF			1,569	52,176
Novartis collaboration agreement for MOR106			-	47,500

Milestone payments			2,878	73,394
Gilead collaboration agreement for filgotinib(1)			(21,187)	27,623
AbbVie collaboration agreement for CF			24,065	36,771
Servier collaboration agreement for osteoarthritis			-	9,000

Reimbursement income			19,900	8,722
Novartis collaboration agreement for MOR106			19,177	7,718
AbbVie collaboration agreement for CF			723	989
Other reimbursement income			-	16

Other revenues			66	63
Other revenues			66	63
Total revenues			€834,901	€278,666

(1) Following the contract amendment, the revenue recognized for filgotinib for the year ended December 31, 2019 included a negative catch-up effect on closing date of €245.9 million resulting from the decrease in the percentage of completion applied to previously received upfront and milestones for that program.

OTHER INCOME

The following table summarizes other income for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
	2020	2019	2018
	(Euro, in thousands)
Grant income	€5,452	€6,549	€1,609
R&D incentives	45,951	43,923	26,912
Other income	804	425	479
Total other income	€52,207	€50,896	€29,000

7.       Operating costs

Operating result has been calculated after charging (-) / crediting:

RESEARCH AND DEVELOPMENT EXPENDITURE

The following table summarizes research and development expenditure for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
	2020	2019	2018
	(Euro, in thousands)
Personnel costs	€(161,509)	€(118,875)	€(75,819)
Subcontracting	(301,841)	(255,725)	(203,406)
Disposables and lab fees and premises costs	(22,349)	(19,573)	(20,967)
Depreciation	(11,707)	(9,330)	(4,846)
Professional fees	(12,692)	(1,834)	(262)
Other operating expenses	(13,570)	(14,753)	(10,922)
Total R&D expenses	€(523,667)	€(420,090)	€(316,222)

All research and development expenditures are tracked against detailed budgets and allocated by individual project. The table below summarizes our research and development expenditure for the years ended December 31, 2020, 2019 and 2018, broken down by program.

	Year ended December 31,
	2020	2019	2018
	(Euro, in thousands)
Filgotinib program	€(126,879)	€(100,032)	€(66,138)
Ziritaxestat program	(55,902)	(75,951)	(72,718)
OA program on GLPG1972	(22,966)	(19,958)	(15,751)
Toledo program	(87,107)	(47,204)	(20,967)
CF program	(69)	(3,897)	(30,137)
AtD program on MOR106	(7,618)	(24,051)	(14,999)
Other programs	(223,126)	(148,997)	(95,512)
Total R&D expenses	€(523,667)	€(420,090)	€(316,222)

SALES AND MARKETING EXPENSES

The following table summarizes the sales and marketing expenses for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
	2020	2019	2018
	(Euro, in thousands)
Personnel costs	€(31,727)	€(7,558)	€(2,282)
Depreciation	(140)	(61)	—
External outsourcing costs	(27,174)	(15,721)	(1,284)
Professional fees	(3,420)	(459)	—
Other operating expenses	(4,007)	(777)	(580)
Total sales and marketing expenses	€(66,468)	€(24,577)	€(4,146)

GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the general and administrative expenses for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
	2020	2019	2018
	(Euro, in thousands)
Personnel costs	€(70,110)	€(51,204)	€(24,740)
Depreciation	(5,147)	(1,421)	(449)
Legal and professional fees	(25,592)	(11,568)	(4,026)
Other operating expenses	(17,908)	(8,190)	(5,162)
Total general and administrative expenses	€(118,757)	€(72,382)	€(34,377)

8. Staff costs

The following table illustrates the personnel costs for the years 2020, 2019 and 2018.

	Year ended December 31,
	2020	2019	2018
	(Euro, in thousands)
Wages and salaries	€(139,681)	€(113,660)	€(57,237)
Social security costs	(26,471)	(14,566)	(10,290)
Pension costs	(7,337)	(4,715)	(2,994)
Costs related to subscription right plans	(79,959)	(38,297)	(26,757)
Other personnel costs	(9,897)	(6,399)	(5,564)
Total personnel costs	€(263,345)	€(177,636)	€(102,842)

9.   Fair value re-measurement of share subscription agreement and warrants granted to Gilead

             Total fair value re-measurement for the years ended December 31, 2020 and 2019, can be split up as follows:

	Year ended December 31,
	2020	2019
	(Euro, in thousands)
Fair value re-measurement of the share subscription agreement	€—	€(142,350)
Fair value re-measurement of warrant A	—	(35,642)
Fair value re-measurement of initial warrant B	3,034	(3,653)
Total fair value re-measurement of share subscription agreement and warrants	€3,034	€(181,644)

Fair value re-measurement of the Gilead share subscription agreement
(Euro, in thousands)
Fair value of financial asset at signing date	€85,601
Change in fair value recorded in profit or loss	(142,350)
Fair value of financial liability at closing date	(56,749)
Derecognition at closing date	56,749
Fair value on December 31, 2019	€—

Fair value re-measurement of the financial instrument related to the issuance of warrant A
(Euro, in thousands)
Fair value of financial liability at warrant approval date	€(43,311)
Change in fair value recorded in profit or loss	(35,642)
Derecognition at warrant A exercise date	78,953
Fair value on December 31, 2019	€—

Fair value re-measurement of the financial instrument related to the issuance of initial warrant B	2020	2019
	(Euro, in thousands)
Fair value of financial liability at January 1,	€(6,198)
Fair value of financial liability at warrant approval date		€(2,545)
Change in fair value recorded in profit or loss	3,034	(3,653)
Fair value on December 31,	€(3,164)	€(6,198)

10. Other financial income / expenses

The following table summarizes other financial income and expense for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
	2020	2019	2018
	(Euro, in thousands)
Other financial income:
Interest income	€10,030	€14,305	€5,217
Effect of discounting long term R&D incentives receivables	93	93	199
Currency exchange gain	4,697	775	10,978
Fair value gain on financial assets held at fair value through profit or loss	2,397	5,355	1,203
Fair value gain on current financial investments	—	611	—
Gain upon sale of financial assets held at fair value through profit or loss	—	2	667
Other finance income	1,450	248	—
Total other financial income	18,667	21,389	18,264

Other financial expenses:
Interest expenses	(9,389)	(1,268)	(780)
Effect of discounting long term deferred income	(16,278)	(6,900)	—
Currency exchange loss	(110,416)	(47,720)	(1,057)
Loss upon sale of financial assets held at fair value through profit or loss	(88)	—	—
Fair value loss on current financial investments	(15,901)	(3,700)	—
Other finance charges	(773)	(380)	(764)
Total other financial expense	(152,844)	(59,968)	(2,602)

Total net other financial expense (-)/ income	€(134,177)	€(38,579)	€15,663

11. Income taxes

INCOME TAXES

The following table summarizes the income tax recognized in profit or loss for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
	2020	2019	2018
	(Euro, in thousands)
Current tax	€(1,069)	€(1,372)	€(584)
Deferred tax	(157)	1,537	(238)
Income taxes	€(1,226)	€165	€(822)

TAX LIABILITIES

The below table illustrates the tax liabilities related captions in the consolidated statement of financial position as at December 31, 2020, 2019 and 2018.

	December 31,
	2020	2019	2018
	(Euro, in thousands)
Current tax payable	€1,248	€2,037	€1,175
Total tax liabilities	€1,248	€2,037	€1,175

On December 31, 2020, the tax liabilities were primarily related to our subsidiaries operating on a cost plus basis.

TAXES RECOGNIZED IN STATEMENT OF OPERATIONS

For the purpose of the disclosure below corporation tax was calculated at 25% (2019: 29.58%, 2018: 29.58%)— which is the tax rate applied in Belgium—on the estimated assessable profit for the year. The applied tax rate for other territorial jurisdictions was the tax rate that is applicable in these respective territorial jurisdictions on the estimated taxable result of the accounting year.

	Year ended December 31,
	2020	2019	2018
	(Euro, in thousands)

Income/loss (-) before tax	€(309,775)	€148,525	€(31,417)
Income tax debit/credit (-), calculated using the Belgian statutory tax rate on the accounting income/loss (-) before tax (theoretical)	(77,444)	43,934	(9,293)
Tax expenses/income (-) in statement of operations (effective)	1,226	(165)	822
Difference in tax expense/income to explain	€78,670	€(44,097)	€10,116

Effect of tax rates in other jurisdictions	€184	€960	€599
Effect of non-taxable revenues	(10,196)	(13,079)	(11,547)
Effect of share based payment expenses without tax impact	19,990	10,318	7,530
Effect of expenses/income (-) not subject to tax	(639)	53,394	175
Effect of non tax-deductible expenses	1,053	724	914
Effect of recognition of previously non recognized deferred tax assets	(475)	(2,286)	(532)
Effect of tax losses (utilized) reversed	(150)	(136)	(150)
Effect of under or over provision in prior periods	(25)	30	—
Effect of non-recognition of deferred tax assets	69,141	47,413	13,127
Effect of derecognition of previously recognized deferred tax assets	157	—	—
Effect of use of investment deduction	(370)	—	—
Effect of use of IID	—	(141,435)	—
Total explanations	€78,670	€(44,097)	€10,116

Non-taxable revenues for the years ended December 31, 2020, 2019 and 2018 related to non-taxable subsidies and tax credits. Expenses/income (-) not subject to tax for the years ended December 31, 2020 and December 31, 2019 mainly consisted of the fair value re-measurement of the derivative financial liabilities related to the share subscription agreement and the warrants granted to Gilead in 2019 (see note 9). The use of the IID for the year ended December 31, 2019 referred to the “innovation income deduction” regime in Belgium. This regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective tax rate than other revenues. The effective tax rate can thus be reduced up to 3.75%.

12. Income/loss (-) per share

Basic income/loss (-) per share is calculated by dividing the net income/loss (-) attributable to shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted income/loss (-) per share is calculated based on the weighted average number of shares (diluted) also considering outstanding subscription rights, for which our average share price of the year was higher than the exercise price.

The possible increase in the number of shares resulting from the outstanding initial warrant B has not been included in the calculation of the diluted income per share as at December 31, 2019 because they were antidilutive.

Income/loss (-) per share

	Year ended December 31,
	2020	2019	2018
Net income/loss (-) attributable to owners of the parent (Euro, in thousands)	€(305,436)	€149,845	€(29,259)
Number of shares (thousands)
Weighted average number of shares for the purpose of basic income/loss (-) per share	65,075	57,614	52,113
Basic income/loss (-) per share (Euros)	€(4.69)	€2.60	€(0.56)

Net income/loss (-) attributable to owners of the parent (Euro, in thousands)	€(305,436)	€149,845	€(29,259)
Number of shares (thousands)
Weighted average number of shares for the purpose of diluted income/loss (-) per share	65,075	57,614	52,113
Number of dilutive potential ordinary shares	—	2,498	—
Diluted income/loss (-) per share (Euros)	€(4.69)	€2.49	€(0.56)

As our operations reported a net loss in 2020 and 2018, the outstanding subscription rights (specified in note 29) have an anti-dilutive effect rather than a dilutive effect. Consequently, basic and diluted loss per share were the same for 2020 and 2018.

13. Intangible assets

	Software & databases	Brands, licenses, patents & know-how	Contract costs	Total
	(Euro, in thousands)
Acquisition value
On January 1 , 2018	€7,496	€8,586	€—	€16,082
Additions	1,561	1,763		3,325
Sales and disposals	(20)	(7,630)		(7,650)
Translation differences	74			74
On December 31, 2018	9,111	2,719	—	11,832
Additions	5,463	2,453	15,384	23,300
Sales and disposals	(64)			(64)
Translation differences	31			31
On December 31, 2019	14,541	5,172	15,384	35,099
Additions	9,494	39,299		48,793
Sales and disposals	(17)			(17)
Reclassifications to assets held for sale	(159)	(38)		(197)
Translation differences	(143)	(1)		(144)
On December 31, 2020	€23,717	€44,432	€15,384	€83,534

Amortization and impairment
On January 1 , 2018	€6,514	€7,070	€—	€13,587
Amortization	681	426		1,107
Impairment		1,083		1,083
Sales and disposals	(20)	(7,630)		(7,650)
Translation differences	74			74
On December 31, 2018	7,250	949	—	8,200
Amortization	816	678	512	2,006
Sales and disposals	(63)			(63)
Translation differences	31			31
On December 31, 2019	8,034	1,626	512	10,173
Amortization	2,303	2,289	1,538	6,130
Sales and disposals	(17)			(17)
Reclassifications to assets held for sale	(143)	(33)		(176)
Translation differences	(142)			(142)
On December 31, 2020	€10,034	€3,883	€2,050	€15,968

Carrying amount
On December 31, 2018	€1,862	€1,771	€—	€3,632
On December 31, 2019	€6,507	€3,546	€14,872	€24,927
On December 31, 2020	€13,683	€40,549	€13,334	€67,565

On December 31, 2020, our balance sheet did not hold any internally generated assets capitalized as intangible asset.

14. Property, plant and equipment

FULLY OWNED	Land & leasehold improvements	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total
	(Euro, in thousands)
Acquisition value
On January 1, 2018	€4,736	€33,060	€3,209	€1,189	€42,195
Additions	275	4,674	1,039	4,404	10,392
Sales and disposals		(486)	(826)		(1,311)
Reclassifications		753	13	(766)	—
Translation differences		29	16		46
On December 31, 2018	5,011	38,031	3,452	4,827	51,321
Additions	273	6,382	649	15,076	22,380
Sales and disposals		(1,521)	(97)		(1,618)
Reclassifications		1,792	3	(1,795)	—
Reclassifications to right of use				(251)	(251)
Translation differences		(30)	22		(8)
On December 31, 2019	5,284	44,655	4,028	17,856	71,823
Additions	885	3,737	1,824	32,218	38,664
Sales and disposals	(51)	(1,096)	(81)		(1,228)
Reclassifications	10,625	(623)	2,084	(12,086)	—
Reclassifications to assets held for sale	(2)	(8,938)	(484)	(686)	(10,110)
Translation differences	(2)	(127)	(19)	(30)	(178)
On December 31, 2020	€16,739	€37,607	€7,352	€37,273	€98,972

Depreciations and impairment
On January 1 , 2018	€2,342	€20,495	€2,407	€258	€25,502
Depreciation	344	3,377	236	17	3,974
Sales and disposals		(485)	(826)		(1,310)
Translation differences		16	2		18
On December 31, 2018	2,686	23,403	1,819	275	28,184
Depreciation	394	4,018	399	7	4,818
Sales and disposals		(1,521)	(99)		(1,620)
Reclassifications to right of use				(251)	(251)
Translation differences		(15)			(15)
On December 31, 2019	3,080	25,885	2,119	31	31,117
Depreciation	654	3,587	1,418	7	5,666
Sales and disposals	(51)	(1,058)	(77)		(1,186)
Reclassifications	46	(1,675)	1,629		—
Reclassifications to assets held for sale		(4,327)	(448)	(39)	(4,814)
Translation differences	(1)	(61)	(13)		(75)
On December 31, 2020	€3,728	€22,350	€4,628	€—	€30,708

Carrying amount
On December 31, 2018	€2,325	€14,628	€1,632	€4,552	€23,137
On December 31, 2019	€2,204	€18,770	€1,909	€17,825	€40,707
On December 31, 2020	€13,011	€15,257	€2,724	€37,273	€68,264

RIGHT-OF-USE	Land & building	Installation & machinery	Furniture, fixtures & vehicles	Total
	(Euro, in thousands)
Acquisition value

On December 31, 2018	€—	€—	€—	€—
Change in accounting policy ( modified retrospective application IFRS 16)	24,056	219	2,130	26,406
Restated balance on January 1, 2019	24,056	219	2,130	26,406
Additions	3,270	84	1,176	4,530
Reclassifications to right of use		251		251
Translation differences	38			38
On December 31, 2019	27,364	554	3,307	31,225
Additions	18,341	186	2,932	21,459
Sales and disposals		(6)	(161)	(167)
Reclassifications to assets held for sale	(5,940)		(263)	(6,202)
Translation differences	(88)	—	(3)	(90)
On December 31, 2020	€39,678	€734	€5,812	€46,225

Depreciations and impairment

On December 31, 2018	€—	€—	€—	€—
Depreciation	4,666	91	867	5,624
Reclassifications to right of use		251		251
Translation differences	4			4
On December 31, 2019	4,670	342	867	5,879
Depreciation	5,350	128	1,405	6,883
Sales and disposals		(6)	(161)	(167)
Reclassifications to assets held for sale	(1,334)		(115)	(1,448)
Translation differences	(36)		(1)	(36)
On December 31, 2020	€8,651	€464	€1,995	€11,111

Carrying amount

On December 31, 2019	€22,694	€212	€2,440	€25,345
On December 31, 2020	€31,027	€270	€3,817	€35,113

	December 31,
Carrying amount	2020	2019	2018
Property, plant and equipment fully owned	€68,264	€40,707	€23,137
Right-of-use	35,113	25,345	—
Total property, plant and equipment	€103,378	€66,052	€23,137

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

	December 31,
	2020	2019	2018
	(Euro, in thousands)
Non-current restricted cash	€1,482	€1,418	€1,276
Financial assets held at fair value through profit or loss	8,951	11,275	6,000
Other non-current assets	910	1,399	643
Total other non-current assets	€11,343	€14,091	€7,919

Restricted cash on December 31, 2020 was composed of bank guarantees on real estate lease obligations in Belgium and in the Netherlands for €1.0 million and €0.5 million, respectively.

Restricted cash on December 31, 2019 was composed of bank guarantees on real estate lease obligations in Belgium and in the Netherlands for €0.9 million and €0.5 million, respectively.

Financial assets held at fair value through profit or loss consisted of equity instruments of both listed and non-listed companies.

We have no restrictions on the sale of these equity instruments and the assets are not pledged under any of our liabilities. These instruments are designated as financial assets held at fair value through profit or loss. The fair value of the equity instrument of the listed company is determined by reference to the closing price of such securities on Euronext at each reporting date (classified as level 1 in the fair value hierarchy). The fair value of the equity instrument of the non-listed company has been determined mainly by reference to the initial transaction price (classified as level 3 in the fair value hierarchy).

Fair value changes on financial assets with fair value through profit or loss are recognized in profit or loss, in other financial income/other financial expenses.

The table below illustrates these financial assets held at fair value through profit or loss as at December 31, 2020, 2019, and 2018.

	December 31,
	2020	2019	2018
	(Euro, in thousands)
Costs at January 1,	€4,736	€4,818	€2,373
Acquisitions of the year	1,994	—	4,736
Disposals of the year	(2,820)	(82)	(2,291)
Costs at December 31,	3,910	4,736	4,818
Fair value adjustment at January 1,	6,539	1,182	(619)
Cancellation of fair value adjustment following disposal	(3,894)	2	598
Fair value adjustment of the year	2,397	5,355	1,203
Fair value adjustment at December 31,	5,042	6,539	1,182
Net book value at December 31,	€8,951	€11,275	€6,000

16. Research and Development incentives receivables

The table below illustrates the R&D incentives receivables related captions in the balance sheet on December 31, 2020, 2019, and 2018:

	December 31,
	2020	2019	2018
	(Euro, in thousands)
Non-current R&D incentives receivables	€111,624	€93,407	€73,443
Current R&D incentives receivables	24,104	21,949	11,203
Total R&D incentives receivables	€135,728	€115,356	€84,646

The R&D incentives receivables are future expected refunds or tax deductions resulting from R&D incentives on research and development expenses in France and Belgium. Non-current R&D incentives receivables are reported at their net present value and are therefore discounted over the period until maturity date.

The table below provides detailed information on the maturity of the non-current R&D incentives receivables reported in our balance sheet on December 31, 2020.

Non-current R&D incentives receivables

	December 31, 2020
	Maturity date
	2022	2023	2024	2025	2026-2030	Total
	(Euro, in thousands)

French non-current R&D incentives receivables - discounted value	€10,223	11,911	11,722			€33,856
Belgian non-current R&D incentives receivables - discounted value	6,647	8,429	11,078	13,716	37,898	77,768
Total non-current R&D incentives receivables - discounted value	€16,870	€20,340	22,800	13,716	37,898	€111,624

17. Trade and other receivables and other current assets

	December 31,
	2020	2019	2018
	(Euro, in thousands)
Non-current trade receivables	€50,000	€—	€—
Trade receivables	134,632	39,603	9,206
Prepayments	219	292	142
Other receivables	13,568	14,114	9,261
Trade and other receivables	148,418	54,009	18,609
Inventories	355	255	276
Accrued income	1,096	4,443	3,863
Deferred charges	10,502	4,439	4,104
Other current assets	11,953	9,138	8,244
Total trade and other receivables & other current assets	€210,371	€63,147	€26,852

The carrying amount of trade and other receivables approximates their fair value. Other current assets mainly included accrued income from subsidy projects and deferred charges.

On December 31, 2020, we did not have any provision for expected credit losses.

18. Current financial investments

On December 31, 2020, our current financial investments amounted to €3,026.3 million compared to €3,919.2 million at December 31, 2019 and nil at December 31, 2018. On December 31, 2019 these current financial investments included a short-term bond fund and money market funds. On December 31, 2020 these current financial investments included treasury bills (€1,454.4 million) and money market funds (€1,571.9 million). Our portfolio of treasury bills contains only AAA rated paper, issued by Germany and The Netherlands. Our money market funds portfolio consists of AAA short-term money market funds with a diversified and highly rated underlying portfolio managed by established fund management companies with a proven track record leading to an insignificant risk of changes in value. The funds have an important daily liquidity and can be easily converted to cash.

On December 31, 2020, our current financial investments included $524.6 million held in USD, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/USD exchange rate as our functional currency is EUR.

We refer to note 32 for more information on these current financial investments.

19. Cash and cash equivalents

	December 31,
	2020	2019	2018
	(Euro, in thousands)
Cash at banks	€1,239,993	€907,939	€358,016
Term deposits	895,194	953,677	733,537
Money market funds	—	—	199,243
Cash and cash equivalents from continuing operations	2,135,187	1,861,616	1,290,796
Cash and cash equivalents included in assets classified as held for sale	7,884	—	—
Total cash and cash equivalents	€2,143,071	€1,861,616	€1,290,796

Cash and cash equivalents may comprise cash at banks, short term bank deposits and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. Our cash management strategy monitors and optimizes our liquidity position. Our cash management strategy may allow short term deposits with an original maturity exceeding three months while monitoring all liquidity aspects. Cash and cash equivalents comprised €895.2 million of term deposits which all had an original maturity longer than three months. All cash and cash equivalents are available upon maximum three-month notice period and without significant penalty. Cash at banks were mainly composed of notice accounts and current accounts Our credit risk is mitigated by selecting a panel of highly rated financial institutions for our deposits.

On December 31, 2020 our cash and cash equivalents included $894.3 million held in U.S.dollars, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S.dollar exchange rate as our functional currency is EUR.

20. Share capital

	2020	2019	2018
	(Euro, in thousands)
On January 1	€287,282	€236,540	€233,414
Share capital increase	4,031	55,189	19,090
Costs of capital increase	—	(4,447)	(15,964)
Share capital on December 31,	€291,312	€287,282	€236,540

Aggregate share capital	€353,819	€349,789	€294,600
Costs of capital increase (accumulated)	(62,507)	(62,507)	(58,060)
Share capital on December 31,	€291,312	€287,282	€236,540

Costs of capital increases are netted against the proceeds of capital increases, in accordance with IAS 32—Financial instruments: disclosure and presentation.

HISTORY OF SHARE CAPITAL

The history of the share capital of Galapagos NV between January 1, 2018 and December 31, 2020 is as follows:

Date	Share capital increase new shares (in thousands €)	Share capital increase due to exercise subscription rights (in thousands €)	Number of shares issued (in thousands of shares)	Aggregate number of shares after transaction (in thousands of shares)	Aggregate share capital after transaction (in thousands €)
January 1, 2018				46,256	€250,187
March 20, 2018		1,613	298
June 20, 2018		556	103
September 17, 2018	16,021		2,961
October 3, 2018		733	135
November 23, 2018		167	31
December 31, 2018				54,466	294,600
March 20, 2019		808	149
June 20, 2019		1,127	208
August 23, 2019	36,945		6,829
September 19, 2019		1,632	302
November 6, 2019		14,162	2,618
November 25, 2019		515	95
December 31, 2019				64,667	349,789
March 17, 2020		824	152
May 28, 2020		2,356	436
September 18, 2020		467	86
December 4, 2020		384	71
December 31, 2020				65,412	€353,819

On December 31, 2020, Galapagos NV’s share capital amounted to €353,819 thousand, represented by 65,411,767 shares. All shares were issued, fully paid up and of the same class.

All of the share issuances listed above were for cash consideration.

The below table summarizes the capital increases for the years 2018, 2019, and 2020.

(Euro, in thousands, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price subscription right	Closing share price on date of capital increase
					( in Euro/ subscription right)	( in Euro/ share)
On January 1, 2018	50,936,778	€233,414	€993,025	€1,226,439

March 20, 2018 : exercise of subscription rights	298,184	1,613	2,311	3,924	13.16	83.72

June 20, 2018 : exercise of subscription rights	102,801	556	781	1,337	13.01	85.00

September 17, 2018 : U.S. public offering
ADSs (fully paid)	2,961,373	16,021	280,167	296,188
Underwriter discounts and offering expenses (paid)		(15,964)		(15,964)
Total U.S. public offering	2,961,373	57	280,167	280,224		99.68

October 3, 2018 : exercise of subscription rights	135,485	733	1,281	2,014	14.86	94.32

November 23, 2018 : exercise of subscription rights	30,800	167	215	382	12.40	88.90

On December 31, 2018	54,465,421	236,540	1,277,780	1,514,320

March 20, 2019 : exercise of subscription rights	149,370	808	2,673	3,481	23.30	90.32

June 20, 2019 : exercise of subscription rights	208,310	1,127	3,198	4,325	20.76	113.55

August 23, 2019 : share subscription by Gilead
Ordinary shares (fully paid)	6,828,985	36,945	923,142	960,087		148.90
Derecognition of financial liability from share subscription agreement			56,749	56,749
Underwriter discounts and offering expenses (paid)		(4,447)		(4,447)
Total share subscription by Gilead	6,828,985	32,498	979,891	1,012,389

September 19, 2019 : exercise of subscription rights	301,745	1,632	5,043	6,675	22.12	145.25

November 6, 2019 : exercise of warrant A by Gilead
Exercise of warrant A	2,617,791	14,162	353,873	368,035
Derecognition of financial liability related to warrant A			78,953	78,953
Total exercise of warrant A by Gilead	2,617,791	14,162	432,826	446,988	140.59	170.75

November 25, 2019 : exercise of subscription rights	95,180	515	2,172	2,687	28.23	172.95

On December 31, 2019	64,666,802	287,282	2,703,583	2,990,865

March 17, 2020 : exercise of subscription rights	152,220	824	4,531	5,355	35.18	141.40

May 28, 2020 : exercise of subscription rights	435,540	2,356	15,558	17,914	41.13	186.60

September 18, 2020 : exercise of subscription rights	86,280	467	1,936	2,403	27.85	117.70

December 4, 2020 : exercise of subscription rights	70,925	384	2,232	2,616	36.88	100.30

On December 31, 2020	65,411,767	€291,312	€2,727,840	€3,019,153

Other information

	Ordinary shares	Total
Accounting par value of shares (€)	5.41	5.41

The supervisory board is authorized for a period of five years starting from the date of publication in the Annexes to the Belgian State Gazette of the shareholders’ resolution that granted the renewed authorization, to increase the share capital of Galapagos NV within the framework of the authorized capital through contributions in kind or in cash, with limitation or cancellation of the shareholders’ preferential subscription rights. Said authorization can be renewed. The authorized capital of Galapagos consists of two parts. A general authorization for capital increases up to 20% of the share capital at the time of convening the shareholders’ meeting of October 22, 2019 (i.e. €67,022,402.04) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. November 13, 2019. A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening the shareholders' meeting of April 25, 2017 (i.e. €82,561,764.93), was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. May 31, 2017. This specific part of the authorized capital can, however, only be used in a number of specific circumstances and upon a resolution of the supervisory board that all independent supervisory board members (within the meaning of article 7:87 of the Belgian Companies Code) approve. The supervisory board is currently not authorized to increase the share capital after notification by the FSMA (Financial Services and Markets Authority) of a public takeover bid on Galapagos NV’s shares.

As of December 31, 2020, an amount of €55,264,659.69 still remained available under the general part of the authorized capital and an amount of €13,717,929.80 remained available under the specific part of the authorized capital.

21. Deferred tax

	December 31,
	2020	2019	2018
	(Euro, in thousands)
Recognized deferred tax assets and liabilities
Assets	€4,475	€4,205	€2,514
Liabilities	€—	€—	€—

Deferred tax assets unrecognized	€365,639	€289,833	€223,377

Deferred taxes in the consolidated statement of operations	€(157)	€1,537	€(238)

Tax benefit arising from previously unrecognized tax assets used to reduce deferred tax expense (+)	581	1,537	528
Deferred tax expenses relating to temporary differences	(44)	—	—
Deferred tax expenses relating to use or derecognition of previously recognized deferred tax assets	(695)	—	(766)

The total amount of tax attributes and deductible temporary differences at December 31, 2020 amounted to €1,485.8 million (2019: €1,179.0 million). This is composed of i) consolidated tax losses carried forward and deductible temporary differences at December 31, 2020 amounting to €1,229.3 million (2019: €953.3 million; 2018: €688.7 million), and (ii) innovation income deduction, dividend received deduction and investment deduction carried forward at December 31, 2020 amounting to €256.5 million (2019: €225.7 million; 2018: €196.4 million).

The available statutory tax losses carried forward that can be offset against future statutory taxable profits amounted to €478.6 million on December 31, 2020. These statutory tax losses can be compensated with future statutory profits for an indefinite period except for an amount of €2.7 million in the United States and the Netherlands with expiry date between 2026 and 2034. On December 31, 2020, the available tax losses carried forward in Galapagos NV (Belgium) amounted to €416.6 million. In addition to the latter, Galapagos NV (Belgium) also benefits from the Belgian innovation income deduction regime which led to report, on December 31, 2020, a carried forward tax deduction of €247.2 million (2019: €224.7 million; 2018: €195.4 million) that can also be offset against future statutory taxable results. In addition, Galapagos NV (Belgium) also has available investment deduction carried forward of €1 million (2019 and 2018: €1 million) and a dividend received deduction carried forward of €8.4 million (2019 and 2018: nil) that can be offset against future taxable profits. There is no limit in time for the innovation income deduction, the dividend received deduction and investment deduction carried forward.

 With the exception of 2019, we have a history of losses. We forecast to continue incurring taxable losses in the foreseeable future as we continue to invest in clinical and preclinical development programs and discovery platforms. Consequently, no deferred tax asset was set up as at December 31, 2020, except for four subsidiaries operating on a cost plus basis for which deferred tax assets were recognized for €4.5 million (2019: €4.2 million and 2018: €2.5 million).

22. Lease liabilities

On adoption of IFRS 16 on January 1, 2019, we recognized lease liabilities in relation to leases, which had previously been classified as ‘operating leases’ under IAS 17.

	December 31,			December 31,
	2020	2019	2018	2020	2019	2018
	(Euro, in thousands)			(Euro, in thousands)
	Lease payments			Present value of lease payments
Lease liabilities

Within one year	€6,772	€6,189		€6,401	€5,826
In the second to fifth years inclusive	20,399	16,320		19,833	15,783
After five years	3,214	3,844		3,201	3,775
	€30,385	€26,353	€-	€29,436	€25,384	€-

Less future finance charges	949	969
Present value of lease liabilities	€29,436	€25,384	€-

Less amount due for settlement within 12 months				6,401	5,826
Amount due for settlement after 12 months				€23,035	€19,558	€-

23. Trade and other liabilities

	December 31,
	2020	2019	2018
	(Euro, in thousands)
Trade and other liabilities	€171,316	€142,510	€68,038
Other non-current liabilities	8,096	6,989	1,578
Accrued charges	1,070	923	890
Total trade and other liabilities	€180,482	€150,422	€70,506

24. Deferred income

The movement in the non-current and current deferred income is detailed in the table below.

	Total	Gilead collaboration agreement for filgotinib	Gilead collaboration agreement for ziritaxestat	Gilead collaboration agreement for drug discovery platform (2)	AbbVie collaboration agreement for CF	Servier collaboration agreement for osteoarthritis	Deferred income related to contracts in our fee-for-service segment	Other deferred income (grants)
	(Euro, in thousands)

On December 31, 2017	€219,892	€213,981	€—	€—	€—	€5,362	€248	€300

Reclassified from equity following adoption of IFRS 15	83,220	43,832			44,749	(5,362)

On Januari 1, 2018	303,112	257,814	—	—	44,749	—	248	300

Upfront received	38,874				38,874
Milestones received	20,965	12,417			8,548

Revenue recognition of upfront	(148,985)	(96,809)			(52,176)
Revenue recognition of milestones	(64,394)	(27,623)			(36,771)

Other movements	229						222	7

On December 31, 2018	149,801	145,798	—	—	3,224	—	471	308

Upfront received and impact of initial valuation of share subscription	3,655,416	641,663	666,967	2,346,787
Milestones received	49,727	27,317			22,410
Significant financing component (3)	6,900	6,900

Revenue recognition of upfront	(1,009,663)	(260,207)	(666,967)	(80,918)	(1,570)
Revenue recognition of milestones	(51,156)	(27,092)			(24,064)
Catch-up effect on closing date (1)	245,883	245,883

Other movements	(46,262)			(45,856)			(109)	(297)

On December 31, 2019	3,000,646	780,261	—	2,220,013	—	—	362	10

Upfront payments	160,000	160,000
Milestones received	90,192	90,192
Significant financing component (3)	16,278	16,278

Revenue recognition of upfront	(411,417)	(181,816)		(229,601)
Revenue recognition of milestones	(46,261)	(46,261)

Other movements	(305)						(362)	57

On December 31, 2020	€2,809,133	€818,654	€—	€1,990,412	€—	€—	€—	€67

(1)  Following the contract amendment, the revenue recognized for filgotinib for the year ended December 31, 2019 included a negative catch-up effect resulting from the decrease in the percentage of completion applied to previously received upfront and milestones for that program.

(2)  The upfront received and the outstanding balance on December 31, 2020 and on December 31, 2019 comprise the issuance liabilities for the warrants and the upfront payment allocated to the drug discovery platform. Other movements in 2019 include the derecognition of warrant issuance liabilities through the share premium account.

(3)   With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component reflecting the time value of money on the estimated recognition period.

The outstanding deferred income balance on December 31, 2020 included €818.7 million related to the collaboration agreement with Gilead for filgotinib (€604.9 million classified as long term deferred income), and €1,990.4 million, including €7.9 million warrant issuance liability related to subsequent warrant B, related to the collaboration agreement with Gilead for the drug discovery platform (€ 1,761.1 million classified as long term deferred income) and €0.1 million related to deferred grants.

The outstanding deferred income balance on December 31, 2019 included €780.3 million related to the collaboration agreement with Gilead for filgotinib (€594.7 million classified as long term deferred income), €2,220.0 million, including €16.2 million warrant issuance liability related to subsequent warrant B, related to the collaboration agreement with Gilead for the drug discovery platform (€1,991.6 million classified as long term deferred income) and €0.4 million related to our fee-for-service segment. We refer to note 6 for a detail of the allocation of the transaction price received from Gilead.
25. Discontinued operations

On November 23, 2020 we signed a share purchase agreement with Selvita S.A. in relation to the disposal of Fidelta d.o.o. (our fee-for-service segment). As net assets associated with our fee-for-service business will be recovered principally through a sale transaction rather than through continuing use, we have classified these assets and the associated liabilities as held for sale in our financial statements for the year ended December 31, 2020.

The transaction was completed on January 4, 2021 for a total consideration of €37.1 million (including the customary adjustments for cash and working capital). Fidelta will continue performing drug discovery services for us for the next five years for which we have purchase commitments for an aggregate amount of €27.0 million.

Held for sale assets are stated at their carrying amount, which is lower than the fair value less costs to sell.

As we expect to continue to purchase services from Fidelta d.o.o. after the closing of the transaction, we eliminated the intragroup revenue and cost in discontinued operations.

(i)                                Financial performance

	Year ended December 31,
	2020	2019	2018
	(Euro, in thousands, except share and per share data)
Revenues	€16,140	€10,084	€10,170
Other income		8	9
Total revenues and other income	16,140	10,092	10,179

Research and development expenses	(7,685)	(7,229)	(6,653)
General and administrative expenses	(2,000)	(1,319)	(1,253)
Total operating expenses	(9,685)	(8,548)	(7,906)

Operating income	6,455	1,544	2,273

Other financial income	179	93	71
Other financial expenses	(176)	(102)	(135)

Income before tax	6,458	1,535	2,209

Income taxes	(893)	(379)	773

Net income	€5,565	€1,156	€2,981

Basic income per share from discontinued operations	€0.09	€0.02	€0.06
Diluted income per share from discontinued operations	€0.08	€0.02	€0.06
Weighted average number of shares (in thousands of shares)	65,075	57,614	52,113
Weighted average number of shares - Diluted (in thousands of shares)	67,572	60,112	53,922

(ii)                              Assets and liabilities

The following assets and liabilities were classified as held for sale in relation to the discontinued operations:

2020
(Euro, in thousands)
Intangible assets	€21
Property, plant and equipment	10,050
Other non-current assets	160
Trade and other receivables	4,428
Cash and cash equivalents	7,884
Other assets	863
Total assets classified as held for sale	23,406

Non-current lease liabilities	4,115
Other non-current liabilities	70
Trade and other liabilities	3,649
Current lease liabilities	727
Income tax payable	356
Liabilities associated with assets classified as held for sale	8,917

Net assets	€14,488

(iii)                            Cash flow

	2020	2019	2018
	(Euro, in thousands)
Net cash flows generated in operating activities	€7,173	€2,911	€3,335
Net cash flows used in investing activities	(2,284)	(1,350)	(799)
Net cash flows used in financing activities	(664)	(709)	—
Net cash flow from discontinued operations	€4,225	€852	€2,536

26. Operating Cash Flow

The following table details the adjustments related to the operating cash flow:

	2020		2019	2018
	(Euro, in thousands)
Adjustment for non-cash transactions
Depreciation and amortization		€18,682	€12,448	€5,081
Impairment loss				1,083
Share-based compensation expenses		79,959	38,297	26,757
Decrease (-)/increase in retirement benefit obligations and provisions		(260)	(156)	99
Unrealized exchange losses/gains (-) and non-cash other financial result		105,055	11,169	(10,063)
Discounting effect of deferred income		16,278	6,900
Fair value re-measurement of share subscription agreement and warrants		(3,034)	181,644
Net change in (fair) value of current financial investments		15,900	3,081
Fair value adjustment financial assets held at fair value through profit or loss		(2,396)	(5,355)	(1,203)
Other non-cash expenses		539
Total adjustment for non-cash transactions		€230,723	€248,027	€21,753

Adjustment for items to disclose separately under operating cash flow
Interest expense		€9,424	€1,302	€780
Interest income		(7,476)	(9,247)	(5,219)
Tax expense		2,119	214	50
Total adjustment for items to disclose separately under operating cash flow		€4,067	€(7,731)	€(4,389)

Adjustment for items to disclose under investing and financing cash flows
Gain (-)/loss on sale of fixed assets		€82	€(2)	€(668)
Interest income on current financial investments		(2,554)	(5,059)
Total adjustment for items to disclose separately under investing and financing cash flow	€	(2,472)	€(5,061)	€(668)

Change in working capital other than deferred income
Increase (-)/decrease in inventories		€(100)	€20	€3
Increase in receivables		(177,155)	(67,263)	(76)
Increase in liabilities		31,163	79,940	19,996
Total change in working capital other than deferred income		€(146,092)	€12,698	€19,922

27. Off-balance sheet arrangements

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

We entered into lease agreements for offices, laboratories and cars. As a consequence of the adoption of IFRS 16 Leases, on January 1, 2019, lease obligations in the scope of the new standard are presented as lease liabilities in the statements of financial position and no longer disclosed separately as off-balance sheet commitments. We refer to note 22 for a breakdown of our lease liabilities.

On December 31, 2020, we had outstanding obligations for future purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(Euro, in thousands)

Purchase commitments	€347,873	€271,922	€73,009	€2,870	€72

On December 31, 2019, we had outstanding obligations for future purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(Euro, in thousands)
Purchase commitments	€251,670	€175,006	€70,675	€5,989	€—

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

In addition to the tables above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib. The contractual cost sharing commitment amounted to €614.1 million at December 31, 2019, (€74.0 million at December 31, 2018).

On December 31, 2020, after the recent renegotiation of the filgotinib collaboration, our estimate of this cost sharing commitment amounts to €493.4 million, for which we have direct purchase commitments of €18.1 million at December 31, 2020 (€27.5 million at December 31, 2019, €20.3 million at December 31, 2018) reflected in the tables above.

28. Contingent assets and liabilities

On January 4, 2021, we closed the sale of our Croatian subsidiary Fidelta. Selvita acquired 100% of the outstanding shares in Fidelta for a total consideration of €37.1 million including customary adjustments for net cash and working capital. In accordance with common practice, we gave representations and warranties which are capped and limited in time.

In December 2015, we entered into a license and collaboration agreement to co-develop filgotinib with Gilead in rheumatoid arthritis, Crohn’s disease, ulcerative colitis and other indications.  This agreement was revised a first time in August 2019 and in December 2020, we agreed to further revise this agreement. Under the terms of the new arrangement, we will assume all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. Beginning on January 1, 2021, we will bear the future development costs for certain studies, in lieu of the equal cost split contemplated by the previous agreement. The existing 50/50 global development cost sharing arrangement will continue for certain other studies.

All commercial economics on and commercialization responsibilities for filgotinib in Europe will transfer to us as of January 1, 2022, subject to payment by us of tiered royalties of 8 to 15% of net sales in Europe to Gilead, starting in 2024. In connection with the amendments to the existing arrangement for the commercialization and development of filgotinib, Gilead has agreed to irrevocably pay us €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021 and will pay an additional €75 million in 2021 and will pay €50 million in 2022. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. However, we will remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $295 million and sales-based milestone payments of up to $600 million. We achieved two milestones under the first revised agreement in September 2020 totaling $105 million.

As a result of the Option, License and Collaboration agreement signed with Gilead in July 2019, we share further development costs for GLPG1690 equally with Gilead. We were also entitled to an additional milestone for GLPG1690 upon approval in the United States and we were eligible to receive tiered royalties ranging from 20-24% on net sales of GLPG1690 by Gilead in all countries outside Europe. In February 2021, we and Gilead announced our decision to discontinue all ongoing development activities with GLPG1690.

As explained in the summary of the significant transaction in note 2 to our consolidated financial statements, Gilead received exclusive option rights to acquire a license on compounds. Exercising such an option would trigger an opt-in payment, a 50-50 cost share mechanism for the future development activities, potential future development and sales based milestones and royalties.

29. Share based payments

Subscription right plans

Presented below is a summary of subscription right activities for the reported periods. Various subscription right plans were approved for the benefit of our employees, and for members of the supervisory board and independent consultants of Galapagos NV.

The subscription rights granted under subscription right plans created from 2011 onwards vest at the end of the third calendar year following the year of the grant, with no intermediate vesting.

The subscription rights offered to members of the supervisory board vest over a period of 36 months at a rate of 1/36th per month. As of 2020, we no longer grant subscription rights to supervisory board members.

Subscription rights cannot be exercised before the end of the third calendar year following the year of the grant. In the event of a change of control over Galapagos NV, all outstanding subscription rights vest immediately and will be immediately exercisable.

The table below sets forth a summary of subscription rights outstanding and exercisable on December 31, 2020, per subscription right plan:

				Outstanding					Outstanding	Exercisable
				per	Granted	Exercised	Forfeited	Expired	per	per
Subscription	Allocation	Expiry	Exercise	January 1,	during	during	during	during	December 31,	December 31,
right plan	date	date	price (€)	2020	year	year	year	year	2020	2020
2006 BNL	12/21/2007	12/20/2020	7.12	1,050		(1,050)			—	—
2007 RMV	10/25/2007	10/24/2020	8.65	14,980		(14,980)			—	—
2008	06/26/2008	06/25/2021	5.6	1,365					1,365	1,365
2012	09/03/2012	09/02/2020	14.19	80,040		(80,040)			—	—
2013	05/16/2013	05/15/2021	19.38	120,434		(64,770)			55,664	55,664
2014	07/25/2014	07/24/2022	14.54	252,340		(83,000)			169,340	169,340
2015	04/30/2015	04/29/2023	28.75	282,473		(63,000)			219,473	219,473
2015 (B)	12/22/2015	12/21/2023	49.00	329,500		(68,000)			261,500	261,500
2015 RMV	12/22/2015	12/21/2023	49.00	57,500		(17,500)			40,000	40,000
2016	06/01/2016	05/31/2024	46.10	504,250		(161,625)			342,625	342,625
2016 RMV	06/01/2016	05/31/2024	46.10	120,000		(51,000)			69,000	69,000
2016 (B)	01/20/2017	01/19/2025	62.50	150,000		(140,000)			10,000	10,000
2017	05/17/2017	05/16/2025	80.57	595,500					595,500
2017 RMV	05/17/2017	05/16/2025	80.57	127,500					127,500
2018	04/19/2018	04/18/2026	79.88	1,085,245			(2,000)		1,083,245
2018 RMV	04/19/2018	04/18/2026	79.88	137,500					137,500
2019	04/10/2019	04/09/2027	95.11	1,486,690			(8,850)		1,477,840
2019 RMV	04/10/2019	04/09/2027	95.11	194,750			(1,750)		193,000
2020	04/17/2020	04/16/2028	168.42	—	1,925,185		(19,151)		1,906,034
2020RMV	04/17/2020	04/16/2028	168.42	—	248,150		(8,625)		239,525
Total				5,541,117	2,173,335	(744,965)	(40,376)	—	6,929,111	1,168,967

		Weighted
		average
	Subscription rights	exercise
		price (Euro)
Outstanding on January 1, 2018	3,970,807	€39.3
Exercisable on December 31, 2017	763,344	13.7

Granted during the period	1,235,245	79.9
Forfeited during the year	(12,000)	43.2
Exercised during the period	(567,270)	13.5
Expired during the year	—	—
Outstanding on December 31, 2018	4,626,782	€53.3
Exercisable on December 31, 2018	882,734	14.0

Granted during the period	1,699,690	95.1
Forfeited during the year	(30,750)	88.9
Exercised during the period	(754,605)	22.8
Expired during the year	—	—
Outstanding on December 31, 2019	5,541,117	€70.1
Exercisable on December 31, 2019	1,139,682	30.2

Granted during the period	2,173,335	168.4
Forfeited during the year	(40,376)	144.8
Exercised during the period	(744,965)	38.0
Expired during the year	—	—
Outstanding on December 31, 2020	6,929,111	€104.0
Exercisable on December 31, 2020	1,168,967	37.8

The table below sets forth the inputs into the valuation of the subscription rights.

	2020	2020 RMV	2019	2019 RMV	2018	2018 RMV
	April 17	April 17	April 19	April 19	April 18	April 18
Exercise Price (€)	€168.42	€168.42	€95.11	€95.11	€79.88	€79.88
Weighted average share price at acceptance date (€)	€178.95	€178.95	€107.05	€107.45	€84.88	€84.88
Weighted average fair value on the acceptance date (€)	€86.45	€85.79	€40.04	€40.05	€38.39	€38.39
Weighted average estimated volatility (%)	51.30	51.32	35.86	35.63	39.44	39.44
Weighted average expected life of the subscription rights (years)	6.00	6.00	6.02	6.00	8.00	8.00
Weighted average risk free rate (%)	(0.44)	(0.44)	(0.27)	(0.28)	0.51	0.51
Expected dividends	None	None	None	None	None	None

Subscription right Plans

The exercise price of the subscription rights is determined pursuant to the applicable provisions of the Belgian Law of 26 March 1999.

The weighted average estimated volatility is calculated on the basis of the implied volatility of the share price over the expected life of the subscription rights.

The weighted average expected life of the subscription right is calculated as the estimated duration until exercise, taking into account the specific features of the plans.

Our share based compensation expense in 2020 amounted to €79,959 thousand (2019: €38,297 thousand; 2018: €26,757 thousand).

The following table provides an overview of the outstanding subscription rights per category of subscription right holders on December 31, 2020, 2019 and 2018.

Category

	December 31,
	2020	2019	2018
	(in number of subscription rights)
Supervisory board members	157,560	222,600	216,780
Management board members	2,101,874	2,171,874	2,139,374
Other	4,669,677	3,146,643	2,270,628
Total subscription rights outstanding	6,929,111	5,541,117	4,626,782

The outstanding subscription rights at the end of the accounting period have a weighted average exercise price of €103.95 (2019: €70.09; 2018: €53.30) and a weighted average remaining life of 2,050 days (2019: 2,023 days; 2018: 1,975 days).

Restricted stock units RSUs

Each RSU represents the right to receive one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date, in accordance with the terms and conditions of the relevant RSU program.

We currently have the following types of restricted stock unit (RSU) programs:

•

Plan 2020.I, under which the grants are intended to be made every year, subject to a decision of the supervisory board. This plan is intended to provide a long-term incentive to certain of our employees and management board members and replaces the deferred portion of the bonus under the former Senior Management Bonus Scheme;

•

Plan 2019.II and Plan 2020.II These plans are aimed at retaining a specific set of our employees and management board members whose retention is deemed so important for the future performance of Galapagos that an additional incentive is desired. The beneficiaries are nominated by the nomination and remuneration committee and the supervisory board approves the list of beneficiaries. The four-year vesting period is designed to be aligned with long-term shareholder interests;

F-64

•

Plan 2019.I This plan was granted at the discretion of the supervisory board, as announced in our remuneration policy included in the annual report relating to financial year 2018 under the header "Information on the remuneration policy for the next two years."

•	Plan 2019.III This exceptional RSU grant took place in 2019 under an RSU Transaction Bonus Plan for the successful closing of the Gilead transaction.

The main characteristics of all these plans are as follows:

•	the RSUs are offered for no consideration
•

four-year vesting period, with 25% vesting each year, except for the RSUs granted under the Plan 2019.I and, solely for beneficiaries who are management board members, the Plan 2020.I, that will all vest at the same time three years after the offer date and the RSUs granted under Plan 2019.III, of which 50% vests after two years and 50% vests after three years ;

•

payout will be in cash or shares, at Galapagos’ discretion, it being understood that in respect of members of the management board, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive;

•	in case of termination of service before the vesting date, forfeiture rules apply.

The table below sets forth a summary of RSUs outstanding at December 31, 2020, per RSU plan:

		Outstanding				Outstanding
		per	Granted	Forfeited	Paid in cash	per
	Offer	January 1,	during	during	during	December 31,
RSU plan	date	2020	year	year	year	2020
Plan 2019.I	10/16/2019	33,000				33,000
Plan 2019.II	10/16/2019	109,075			(27,268)	81,807
Plan 2019.III	10/16/2019	71,072				71,072
Plan 2020.I	6/5/2020		55,928	(1,052)		54,876
Plan 2020.II	7/5/2020		72,841			72,841
Total		213,147	128,769	(1,052)	(27,268)	313,596

	2020	2019
	(in number of RSUs)
Outstanding on January 1,	213,147	—

Granted during the period	128,769	213,147
Forfeited during the year	(1,052)
Paid in cash during the period	(27,268)
Outstanding on December 31,	313,596	213,147

The RSUs are measured based on the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the reporting period and they are re-measured at each reporting date. We recognize the corresponding expense and liability over the vesting period.

The following table provides an overview of the outstanding RSUs per category of RSU holders on December 31, 2020 and December 31, 2019.

	December 31,
Category	2020	2019
	(in number of RSUs)
Management board members	229,276	188,571
Other	84,320	24,576
Total outstanding RSUs	313,596	213,147

30. Related parties

Relationship and transactions with entities with (joint) control of, or significant influence over, Galapagos

Gilead

Gilead is exercising significant influence over Galapagos as from the equity subscription on August 23, 2019. As result of the equity subscription we received a transparency notification from Gilead on August 28, 2019 confirming they held 22.04% of the then issued and outstanding shares of Galapagos.

Furthermore, the extraordinary general meeting of shareholders of October 22, 2019 approved the issuance of warrant A and initial warrant B to Gilead allowing them to further increase its ownership of Galapagos to up to 29.9% of the company’s issued and outstanding shares. Subsequent warrant B is still subject to approval by an extraordinary general meeting of shareholders. This extraordinary general meeting of shareholders shall take place between 57 and 59 months of the closing of the subscription agreement and this warrant will have substantially similar terms, including as to exercise price, to the initial warrant B. On November 6, 2019 Gilead exercised warrant A, which resulted in an additional equity investment of €368.0 million. By exercising warrant A Gilead increased its ownership in Galapagos to 25.10% of the then outstanding shares. Gilead further increased its ownership to 25.84% at December 31, 2019. Gilead’s ownership then diluted to 25.54% at December 31, 2020, due to four capital increases resulting from the exercise of subscription rights under employee subscription right plans in the course of 2020. On January 6, 2021 we received a transparency notification from Gilead notifying a change in the chain of intermediary companies through which Gilead holds its shares in Galapagos and confirming they held 25.54% of the then issued and outstanding shares of Galapagos.

The presumption of significant influence is also confirmed by the fact that Gilead has the right, for as long as it holds more than 20% of Galapagos’ share capital, to appoint two Investor Board Designees to Galapagos’ supervisory board.

The following balances are outstanding at the end of the reporting period in relation to Gilead:

	December 31,
	2020	2019
	(Euro, in thousands)

Non-current trade receivables	€50,000	€—
Trade and other receivables	€132,825	€31,645
Trade and other payables	€27,074	€39,100

The non-current trade receivables and trade and other receivables balances mainly relate to a total of €160.0 million to receive in relation to the recently modified collaboration for filgotinib of which €110.0 million will be received in 2021 and €50.0 million in 2022. Additionally, the trade and other receivables contain €22.8 million of receivables relating to our collaborations for GLPG1690 and filgotinib. The outstanding liabilities mainly relate to the cross charges from Gilead for the development cost sharing of filgotinib in the fourth quarter of 2020 (€24.8 million).

Due to the approval of Jyseleca, by both the Japanese and European authorities in September 2020, we received milestone payments of respectively $30.0 million (€25.8 million) and $75.0 million (€64.4 million) from Gilead that are recognized in revenue over time until the end of the development period.

During 2020 we recognized in revenue €229.6 million (€80.9 million for the year ended December 31, 2019) relating to the performance obligation for the drug discovery platform and a total of €228.1 million (€41.4 million for the year ended December 31, 2019) representing the total impact on our revenues coming from the filgotinib performance obligation. The latter consists of upfront payments and milestone payments that were recognized in accordance with the percentage of completion of the underlying performance obligation.

Additionally, we recognized royalty income for an amount of €16.2 million in relation to the commercialization of Jyseleca.

Furthermore, we recognized €34.1 million (€17.7 million for the year ended December 31, 2019) of cost reimbursements from Gilead related to the development of GLPG1690 as a decrease of the related expenses (on the line research and development expenditure). An amount of €101.0 million (€72.0 million for the year ended December 31, 2019) relating to cross charges from Gilead relating to filgotinib was recognized as expense on the line research and development expenditure.

Finally, we recognized €4.7 million as a deduction of sales & marketing expenses and €3.1 million as a deduction of research and development expenditure (compared to €8.2 million additional sales & marketing expenses for the year ended December 31, 2019) mainly relating to our 50/50 profit/(cost) share mechanism with Gilead for direct sales of Jyseleca (filgotinib) in the shared territory and expenses incurred for the co-promotion activities for Jyseleca (filgotinib).

As at December 31, 2020, we have two outstanding performance obligations under IFRS 15 towards Gilead, being the performance obligation related to our drug discovery platform and the performance obligation relating to filgotinib. This results in an outstanding deferred income balance of €2.0 billion for the drug discovery platform (including the warrant issuance liability relating to subsequent warrant B) and €819 million for the performance obligation relating to filgotinib.

A detailed explanation of our transactions with Gilead in 2019 and 2020 can be found in the section titled "Agreements with major Galapagos NV shareholders." There are no other shareholders or other entities who, solely or jointly, control Galapagos or exercise significant influence over Galapagos.

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

Relationship and transactions with key management personnel

Our key management personnel consists of the members of our management board and the members of our supervisory board. All amounts mentioned in this section are based on expenses recognized in the financial statements for the relevant financial year.

Remuneration of key management personnel

On December 31, 2019, our management board had six members: Mr. Onno van de Stolpe, Mr. Bart Filius, Dr. Piet Wigerinck, Dr. Andre Hoekema, Dr. Walid Abi-Saab and Mr Michele Manto. They provide their services to us on a full-time basis. On December 31, 2020, our supervisory board consisted of eight members: Dr. Raj Parekh, Mr. Howard Rowe, Ms. Katrine Bosley, Dr. Mary Kerr, Mr. Peter Guenter, Mr. Daniel O’Day, Dr. Linda Higgins and Dr Elisabeth Svanberg. Dr Elisabeth Svanberg was appointed as supervisory board member on our annual shareholders’ meeting of April 28, 2020.

Only the CEO was, prior to the implementation of the two-tier governance structure, a member of both the executive committee and the board of directors. Our CEO did not receive any special remuneration for his board membership, as this was part of his total remuneration package in his capacity as management board member.

The remuneration package of the members of key management personnel comprises:

	Year ended December 31,
	2020	2019	2018
Remuneration of key management personnel:
Euro, in thousands (except for the number of subscription rights and RSUs)
Short-term benefits	€3,102	€14,129	€2,909
Management board members as a group (1)
Gross salary	2,531	2,121	1,920
Employer social security on gross salary	—	61	125
Cash bonus	433	1,230	757
Exceptional bonus	—	10,500	—
Employer social security on exceptional bonus	—	108	—
Other short-term benefits	138	109	107
Long-term benefits for management board members as a group (2)	—	1,874	1,812
Board fees and other short-term benefits for supervisory board members
Raj Parekh	220	90	92
Harrold van Barlingen (3)	—	—	15
Howard Rowe	125	55	53
Werner Cautreels (4)	—	15	48
Katrine Bosley	115	45	45
Christine Mummery (4)	—	13	40
Mary Kerr	115	45	46
Peter Guenter (5)	115	30	—
Daniel O'Day (6)	—	—	—
Linda Higgins (6)	—	—	—
Elisabeth Svanberg (7)	78	—	—
Post-employment benefits (8)	392	323	305
Total benefits excluding subscription rights and RSUs (9)	€4,262	€16,618	€5,346
Number of subscription rights granted in the year
Management board members as a group	275,000	315,000	350,000
Onno van de Stolpe	85,000	100,000
Bart Filius	50,000	65,000
Andre Hoekema	30,000	50,000
Piet Wigerinck	40,000	50,000
Walid Abi-Saab	40,000	50,000
Michele Manto	30,000	40,000
Supervisory board members as a group	—	45,000	52,500
Raj Parekh		15,000	15,000
Harrold van Barlingen (3)		—	—
Howard Rowe		7,500	7,500
Werner Cautreels (4)			7,500
Katrine Bosley		7,500	7,500
Christine Mummery (4)			7,500
Mary Kerr		7,500	7,500
Peter Guenter (5)		7,500
Daniel O'Day (6)
Linda Higgins (6)
Elisabeth Svanberg (7)
Total number of subscription rights granted in the year	275,000	360,000	402,500
Total cost of subscription rights granted in the year under IFRS 2	€22,921	€14,236	€15,507
Number of RSUs granted in the year (10)
Onno van de Stolpe	18,317	57,528	0
Bart Filius	12,600	39,846	0
Andre Hoekema	832	19,922	0
Piet Wigerinck	12,080	33,077	0
Walid Abi-Saab	12,080	33,077	0
Michele Manto	5,920	5,121	0
Total number of RSUs granted in the year	61,829	188,571	-

(1) Mr. Manto was appointed as Chief Commercial Officer and member of the management board, effective as of January 1, 2020. As a result the management board consisted of six persons in 2020.

(2) Only management board members are granted long-term benefits. Pursuant to the Senior Management Bonus Scheme, these consist of the deferred part of the bonus from 3 years ago. For financial year 2020 the deferred part of the bonus was not paid out.

(3) Dr. Van Barlingen's director's mandate expired on April 24, 2018
(4) Director's mandate expired on April 30, 2019
(5) Mr. Guenter's supervisory board member's mandate began on April 30, 2019
(6) Supervisory board member's mandate began on October 22, 2019
(7) Supervisory board member's mandate began on April 28, 2020
(8) Only management board members are granted post-employment benefits
(9) For 2018, this amount excludes an amount of €20.1 thousand tax advisory services that is included in the amount of €107 thousand other short-term benefits

(10) This is the sum of the RSUs awarded during the respective financial year, excluding the RSUs representing the deferred portion of the bonus for 2019 in financial year 2019 and for 2020 in financial year 2020 (each time to be granted in the following financial year). Only management board members were awarded RSUs

OTHER

No loans, quasi-loans or other guarantees were given by Galapagos NV or any of its subsidiaries to members of the supervisory board and of the management board. We have not entered into transactions with our key management personnel, other than as described above with respect to remuneration arrangements relating to the exercise of their mandates as members of the management board or supervisory board.

31. Consolidated companies as of December 31, 2020

		Year ended December 31,
		2020		2019	2018
Name of the subsidiary	Country	% voting right Galapagos NV (directly or indirectly through subsidiaries)	Change in % voting right previous period (2020 vs 2019)	% voting right Galapagos NV (directly or indirectly through subsidiaries)	% voting right Galapagos NV (directly or indirectly through subsidiaries)

BioFocus DPI AG (liquidated)	Switzerland	0%	(100%)	100%	100%
Galapagos Biopharma Belgium BV	Belgium	100%		100%
Galapagos Biopharma Netherlands B.V.	The Netherlands	100%		100%
Galapagos Biopharma Spain S.L.U	Spain	100%		100%
Galapagos Biopharma Italy S.r.l.	Italy	100%		100%
Galapagos Biopharma Germany GmbH	Germany	100%		100%
Galapagos B.V.	The Netherlands	100%		100%	100%
Galapagos Biotech Ltd. (formerly Inpharmatica Ltd.)	United Kingdom	100%		100%	100%
Galapagos GmbH	Switzerland	100%		100%	100%
Galapagos, Inc. (formerly Biofocus, Inc.)	United States	100%		100%	100%
Galapagos NV	Belgium	Parent company		Parent company	Parent company
Galapagos Real Estate Belgium BV (former Galapagos Real Estate 1 BV)	Belgium	100%		100%	100%
Galapagos Real Estate 2 BV	Belgium	0%	(100%)	100%	100%
Galapagos Real Estate Netherlands B.V.	The Netherlands	100%		100%
Galapagos SASU	France	100%		100%	100%
Fidelta d.o.o.	Croatia	100%		100%	100%
Xenometrix, Inc. in liquidation	United States	100%		100%	100%

In 2019 we incorporated the following legal entities: Galapagos Biopharma Belgium BV, Galapagos Biopharma Netherlands B.V., Galapagos Biopharma Spain S.L.U., Galapagos Biopharma Italy S.r.l., Galapagos Biopharma Germany GmbH and Galapagos Real Estate Netherlands B.V.. During 2020 we merged Galapagos Real Estate 2 BV with Galapagos Real Estate 1 BV, with the latter being the surviving entity whose company name changed into Galapagos Real Estate Belgium BV.  In 2020, we also completed the liquidation of our Swiss subsidiary Biofocus DPI AG. In 2021, it still needs to be deregistered from the Swiss commercial register.

On November 23, 2020 we signed a share purchase agreement for the sale of our subsidiary Fidelta d.o.o. (Zagreb, Croatia). As we expect that the net assets associated with Fidelta d.o.o. will be recovered principally through a sale transaction rather than through continuing use, we have classified these assets and the associated liabilities as held for sale in our financial statements for the year ended December 31, 2020. On January 4, 2021, we closed the sale of our fee-for-service business Fidelta to Selvita S.A. Selvita acquired 100% of the outstanding shares in Fidelta.

There are no significant restrictions on the group’s ability to access or use assets and settle liabilities of one of the group’s subsidiaries.

32. Financial risk management

Financial risk factors

Our financial risks are managed centrally. Our finance department coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning our activities. These relate to the following financial markets risks: credit risk, liquidity risk, currency and interest rate risk. Our interest rate risk is limited because we have nearly no financial debt. In case of decreasing interest rates we will face a reinvestment risk on our strong cash and cash equivalents and current financial investments balance. We do not buy or trade financial instruments for speculative purposes.

Categories of financial assets and liabilities:

	December 31,
	2020	2019(*)	2018(*)
	(Euro, in thousands)
Financial assets held at fair value through profit or loss
Equity instruments	€8,951	€11,275	€6,000
Current financial investments	1,571,858	3,919,216	—
Financial assets at amortised cost
Current financial investments	1,454,420	—	—
Cash and cash equivalents	2,135,187	1,861,616	1,290,796
Restricted cash (current and non-current)	1,482	1,418	1,276
Other non-current assets	907	1,399	644
Trade receivables	184,632	39,603	9,206
Total financial assets	€5,357,438	€5,834,526	€1,307,922

Financial liabilities held at fair value through profit or loss
Current financial instruments	€3,164	€6,198	€—

Financial liabilities at amortised cost
Trade liabilities	134,905	116,749	52,466
Lease liabilities	29,436	25,384	—
Total financial liabilities	€167,505	€148,331	€52,466

(*) The historical consolidated financial information for 2019 and 2018 presented in this disclosure note has been adjusted mainly to correct for the amounts of other receivables and other payables that are outside the scope of IFRS 9.

The carrying amounts of trade payables and trade receivables are considered to be the same as their fair values, due to their short-term nature.

Financial assets held at fair value through profit or loss

Financial assets held at fair value through profit or loss consisted of equity instruments of listed/non-listed companies and current financial investments.

We have no restrictions on the sale of these equity instruments and the assets are not pledged under any of our liabilities. These instruments are classified as financial assets held at fair value adjustment through profit or loss. The equity investments in listed companies ualify for level 1 fair value measurement based upon the closing price of the securities on Euronext at each reporting date.

The market price of those shares might face fluctuations and might be affected by a variety of factors, such as the global economic situation, the business development of competitors, sector mergers and acquisitions; it is difficult to mitigate this risk.

The fair value of the equity instrument in the non-listed company has been determined mainly by reference to the initial transaction price (classified as level 3 in the fair value hierarchy).

Current financial investments include money market funds in EUR and USD, which all classify for level 1 fair value measurement.

Liquidity risk

Our current financial investments and cash and cash equivalents amounted to €5,169.3 million on December 31, 2020. Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. We have no credit lines. Such forecasting is based on realistic assumptions with regard to milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

All our current financial investments and cash and cash equivalents have only an insignificant liquidity risk as they are all convertible upon a maximum three-month notice period and without incurring a significant penalty in normal market circumstances.

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

We applied the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all receivables. To measure the expected credit losses, receivables have been grouped based on credit risk characteristics and the days past due. The provision for expected credit losses was not significant given that there have been no credit losses over the last three years and the high-quality nature of our customers.

Aging balance of receivables that are due, but that are still considered collectable:

	December 31,
	2020	2019	2018
	(Euro, in thousands)
60 - 90 days	€—	€87	€236
90 - 120 days	—	—	12
more than 120 days	€—	€—	€—

Our cash and cash equivalents are invested primarily in current, notice and term accounts. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted at the beginning of the term. Our current financial investments are also kept within different financial institutions and include money market funds and treasury bills with an AAA rating. The money market funds are invested in a well-diversified portfolio of highly rated assets.

Interest rate risk

The only variable interest-bearing financial instruments are cash and cash equivalents and current financial investments. Our interest rate income is impacted by the negative interest rate environment in EUR, and the low interest rate environment in USD.

Changes in interest rates may cause variations in interest income and expenses resulting from short term interest-bearing assets. Management does not expect the short term interest rates to decrease significantly in the immediate foreseeable future, which limits the interest exposure on our cash and cash equivalents and current financial investments.

Effect of interest rate fluctuation

A 100 basis point increase in interest rates at balance sheet date would have increased profit or loss, and equity, by approximately €51.7 million (2019: €57.8 million; 2018: €12.9 million); a 100 basis point decrease in interest rates would have decreased profit or loss, and equity, by approximately €51.7 million (2019: €57.8 million; 2018: €12.9 million). These scenarios assume our entire cash portfolio would immediately reprice at the new interest rates.

Foreign exchange risk

We are exposed to foreign exchange risk arising from various currency exposures. Our principal functional currency is euro, but we receive payments from our collaboration partner Gilead in U.S. dollars and acquire some consumables and materials in U.S. dollars, Swiss Francs, GB Pounds and Croatian Kuna.

To limit this risk, we attempt to align incoming and outgoing cash flows in currencies other than EUR. In addition, contracts closed by our different entities are mainly in the functional currencies of that entity, except for the collaboration agreement signed with Gilead for which payments are denominated in U.S. dollars.

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	December 31,
	2020	2019	2018
Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(116,690)	€(133,373)	€(27,200)
Increase in Euros - GB Pounds	303	113	100
Increase in Euros - CH Francs	2,013	538	208
Increase in Euros - HR Kunas	—	650	611
Increase in U.S. Dollars - GB Pounds	€—	€(894)	€(923)

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents and current financial investments held in U.S dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of current financial investments, cash and cash equivalents, financial debt (we only have leasing debts as of December 31, 2020), and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

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

33. Auditor’s remuneration

The statutory auditor’s fees for carrying out his mandate at group level amounted to €1,202.8 thousand in 2020 (2019: €1,406.8 thousand). The fees for audit-related services executed by the statutory auditor, related to the performance of the audit or review of the company’s affiliates financial statements, amounted to €23.9 thousand (2019: €29.2 thousand). Audit-related services executed by persons related to the statutory auditor for carrying out an auditor’s mandate at the level of the Company’s affiliates amounted to €29.2 thousand in 2020 (2019: €29.2 thousand). Other fees related to audit-related fees, which generally the auditor provides, amounted to €161.3 thousand in 2020 (2019: €43.0 thousand). Other fees related to non-audit services executed by the statutory auditor amounted to €47.7 thousand in 2020 (2019: €148.2 thousand). Other fees related to non-audit services executed by persons related to the statutory auditor amounted to €890.7 thousand in 2020 and related to IT services and CSV services (2019: €46.6 thousand). The audit committee and the supervisory board are of the opinion that these non-audit services do not affect the independence of the statutory auditor in the performance of his audit. The abovementioned additional fees were fully approved by the audit committee in accordance with article 3:64 of the Belgian Companies Code.
F-74

34. Events after balance sheet date

On March 19, 2021, 99,814 subscription rights were exercised (with an average exercise price of €22.62 per subscription right), of which 41,874 subscription rights were exercised by our CEO, 10,000 subscription rights by other members of our management board, and 5,040 subscription rights by former members of our supervisory board. This resulted in a share capital increase (including issuance premium) of €2,258,042.82 and the issuance of 99,814 new ordinary shares. The closing price of our share on March 19, 2021, was €68.48.

On February 10, 2021, we announced the discontinuation of all development with ziritaxestat due to an insufficient risk-benefit profile observed in the ISABELA Phase 3 program.

On January 4, 2021, we completed the sale of Fidelta to Selvita S.A. for a total consideration of €37.1 million (including the customary adjustments for cash and working capital). Fidelta will continue performing drug discovery services for us for the next five years for which we have purchase commitments for an aggregate amount of €27.0 million.

EXHIBIT INDEX

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

1.1#	Articles of Association (English translation), as amended
2.1	Form of Deposit Agreement	Form F‑1/A	333‑203435	4.1	04/30/2015
2.2	Form of American Depositary Receipt	424(b)3	333-203584	A	10/15/2018
2.3#	Description of Securities
4.1	Lease dated June 30, 1999 between the registrant and Innotech N.V., as amended (English translation)	Form F‑1	333‑203435	10.1	04/15/2015
4.2†	Warrant Plans (English translation)	Form F‑1/A	333‑203435	10.3	05/11/2015
4.6##	Sale & Purchase Agreement dated March 13, 2014 between the registrant and Charles River Laboratories Holding Limited, as amended	Form F‑1	333‑203435	10.7	04/15/2015
4.7†	Warrant Plan 2015 (B) (English translation)	Form S‑8	333‑208697	99.1	12/22/2015
4.8**	License and Collaboration Agreement dated December 16, 2015 by and between the registrant and Gilead Biopharmaceutics Ireland Unlimited Company	Form 6‑K	001‑37384	10.1	01/19/2016
4.10†	Warrant Plan 2016 (English translation)	Form S‑8	333‑211834	99.1	06/03/2016
4.11†	Warrant Plan 2016 (B) (English translation)	Form S‑8	333‑215783	99.1	01/27/2017
4.12†	Warrants Plans 2015 RMV and 2016 RMV (English translation)	Form 20-F	001-37384	4.12	03/23/2017
4.13	Lease Addendum dated April 28, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.13	03/23/2017
4.14†	Warrant Plan 2017 (English translation)	Form S-8	333-218160	99.1	05/22/2017
4.15†	Warrant Plan 2017 RMV (English translation)	Form 20-F	001-37384	4.15	03/23/2018
4.16	Lease Addendum dated December 12, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.16	03/23/2018
4.17	Lease Addendum dated July 3, 2017 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.17	03/23/2018
4.18	Lease Addendum dated June 6, 2018 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.18	03/29/2019
4.19	Lease Addendum dated June 20, 2018 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.19	03/29/2019
4.20†	Warrant Plan 2018 (English translation)	Form S-8	333-225263	99.1	05/29/2018
4.21†	Warrant Plan 2018 RMV (English translation)	Form 20-F	001-37384	4.21	03/29/2019
4.22†	Warrant Plan 2019 (English translation)	Form S-8	333-231765	99.1	05/24/2019
4.23†	Warrant Plan 2019 RMV (English translation)	Form 20-F	001-37384	4.23	03/27/2020
4.24##	Option, License and Collaboration Agreement dated as of July 14, 2019 by and between the registrant and Gilead Sciences, Inc.	Form 6-K	001-37384	99.2	08/29/2019

206

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

4.25##	Amended and Restated License and Collaboration Agreement dated as of August 23, 2019 by and between the registrant and Gilead Biopharmaceutics Ireland UC	Form 6-K	001-37384	99.3	08/29/2019
4.26	Subscription Agreement relating to ordinary shares in the registrant dated as of July 14, 2019 by and between the registrant and Gilead Therapeutics A1 Unlimited Company	Form 6-K	001-37384	99.4	08/29/2019
4.27†	Plan 2019.I - RSU Discretionary Plan 2019	Form 20-F	001-37384	4.27	03/27/2020
4.28†	Plan 2019.II - RSU Retention Plan	Form 20-F	001-37384	4.28	03/27/2020
4.29†	Plan 2019.III - RSU Transaction Bonus Plan 2019	Form 20-F	001-37384	4.29	03/27/2020
4.30	Lease Addendum dated July 1, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.30	03/27/2020
4.31	Lease Addendum dated October 17, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.31	03/27/2020
4.32	Deed of purchase between the registrant and NMBS (English translation)	Form 20-F	001-37384	4.32	03/27/2020
4.33†	Subscription Right Plan 2020 (English translation)	Form S-8	333-249416	99.1	10/09/2020
4.34#†	Subscription Right Plan 2020 RMV (English translation)
4.35#†	Plan 2020.I - RSU Long-Term Incentive Plan 2020
4.36#†	Plan 2020.II - RSU Retention Plan 2020
4.37#	Lease Addendum dated March 9, 2020 between the registrant and Intervest Offices & Warehouses NV (English translation)
4.38#	Lease Addendum dated July 28, 2020 between the registrant and Intervest Offices & Warehouses NV (English translation)
4.39#	Lease Addendum dated December 18, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)
8.1#	List of subsidiaries of the registrant
12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1#	Consent of Deloitte Bedrijfsrevisoren CVBA
101.INS#	XBRL Instance Document
101.SCH#	XBRL Taxonomy Extension Schema Document
101. CAL#	XBRL Taxonomy Extension Calculation Linkbase Document
207

Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

101. DEF#	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB#	XBRL Taxonomy Extension Label Linkbase Document
101.PRE#	XBRL Taxonomy Extension Presentation Linkbase Document

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

208

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALAPAGOS NV

/s/ Onno van de Stolpe
By: Onno van de Stolpe
Title: Chief Executive Officer (Principal Executive Officer)

Date: March 25, 2021

209