Form 20-F
period 2021-12-31
GALAPAGOS NV
filed 2022-03-24
CIK 1421876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Ordinary shares, no par value per share: 65,552,721 as of December 31, 2021

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

We own various trademark registrations and applications, and unregistered trademarks, including GALAPAGOS, JYSELECA (in the European countries where we commercialize filgotinib), and our corporate logo. All other trade names, trademarks and service marks referred to in this annual report on Form 20-F, or this annual report, are the property of their respective owners. Trade names, trademarks and service marks of other companies appearing in this annual report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this annual report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

●	the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs;
●	our ability to advance product candidates into, and successfully complete, clinical trials;
●	our reliance on the success of our product candidate filgotinib and certain other product candidates;
●	the timing or likelihood of regulatory filings and approvals;
●	our ability to develop sales and marketing capabilities;
●	the commercialization of our product candidates, if approved;
●	the pricing and reimbursement of our product candidates, if approved;
●	the implementation of our business model, strategic plans for our business, product candidates and technology;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;
●	our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties;

●	cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims;
●	regulatory developments in the United States, Europe, and other jurisdictions;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
●	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;
●	our ability to maintain and establish collaborations or obtain additional grant funding;
●	the rate and degree of market acceptance of our product candidates if approved by regulatory authorities;
●	our financial performance;
●	developments relating to our competitors and our industry, including competing therapies;
●	our ability to effectively manage and anticipate growth;
●	our ability to attract and retain qualified employees and key personnel;
●	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance; and
●	other risks and uncertainties, including those listed in the section of this annual report titled “Item 3.D.—Risk Factors.”

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

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forwardlooking statements by these cautionary statements. In light of the significant risks and uncertainties to which our forward-looking statements are subject, you should not place undue reliance on or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. We discuss many of these risks in greater detail in this annual report. For all forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

This annual report contains market data and industry forecasts that were obtained from third parties and industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any thirdparty-information. While we believe the market position, market opportunity and market size information included in this annual report is generally reliable, such information is inherently imprecise.

Please see the Glossary of Terms at the end of Item 4 for definitions of scientific and other terms used in this annual report.

Summary of risk factors

We are heavily dependent upon our global R&D collaboration with Gilead and the amendment of our arrangement with Gilead for the commercialization and development of filgotinib. There can be no assurance that these arrangements will deliver the benefits we expect, including but not limited to the payment of potential future milestones, opt-in and/or royalty payments by Gilead.

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

The marketing and sale of filgotinib or future approved products may be unsuccessful or less successful than anticipated. We are heavily dependent on the success of filgotinib, which is approved for the treatment of rheumatoid arthritis in the European Union, Great Britain, and Japan and marketed under the brand name Jyseleca, and approved for the treatment of ulcerative colitis in European Union and Great Britain, and under regulatory review in Japan for the treatment of ulcerative colitis.

We are also dependent on the success of our other clinical-stage product candidates, such as our inflammation candidates/trials (such as GLPG3667, GLPG0555, GLPG3121, and GLPG4399, and the MANTA/MANTA RAy trials with filgotinib), and our lung fibrosis candidate (GLPG4716). We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

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

We may not be successful in our efforts to use and expand our novel target discovery platform to build a pipeline of product candidates.

The regulatory approval processes of the FDA, the EMA, the MHLW, and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable which may affect the commercial viability of our products in development. If we are unable to ultimately obtain regulatory approval for our product candidates, our business will be substantially harmed.

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

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

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

Item 2       Offer statistics and expected timetable

Not applicable.

Item 3       Key information

A.     Selected financial data

Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected statements of consolidated operations data, selected statements of consolidated financial position and selected statements of consolidated cash flows, each as of December 31, 2021, 2020 and 2019 from the audited consolidated financial statements, which are included herein. We derived the selected statements of consolidated operations data, selected statements of consolidated financial position and selected statements of consolidated cash flows, each as of 2018 and 2017 from our audited consolidated financial statements, which are not included herein.

This data should be read together with, and is qualified in its entirety by reference to, “Item 5—Operating and financial review and prospects” as well as our financial statements and notes thereto appearing elsewhere in this annual report. Our historical results are not necessarily indicative of the results to be expected in the future.

Consolidated statement of operations:

	Year ended December 31,
	2021	2020	2019	2018	2017

	(Euro, in thousands, except per share data)
Product net sales	€14,753	€2	€—	€—	€—
Collaboration revenues	470,093	478,051	834,901	278,666	127,087
Total net revenues	484,846	478,053	834,901	278,666	127,087

Cost of sales	(1,629)	—	—	—	—
Research and development expenses	(491,707)	(523,667)	(420,090)	(316,222)	(218,502)
Sales and marketing expenses	(69,956)	(66,468)	(24,577)	(4,146)	(2,803)
General and administrative expenses	(140,899)	(118,757)	(72,382)	(34,377)	(24,415)
Other operating income	53,749	52,207	50,896	29,000	28,830

Operating income/loss (-)	(165,596)	(178,632)	368,748	(47,080)	(89,802)

Fair value re-measurement of share subscription agreement and warrants	2,960	3,034	(181,644)	—	—
Other financial income	70,548	18,667	21,389	18,264	4,877
Other financial expenses	(30,911)	(152,844)	(59,968)	(2,602)	(30,582)

Income/loss (-) before tax	(122,999)	(309,775)	148,525	(31,417)	(115,507)

Income taxes	(2,423)	(1,226)	165	(822)	(198)

Net income/loss (-) from continuing operations	(125,422)	(311,001)	148,689	(32,240)	(115,704)

Net income from discontinued operations, net of tax	22,191	5,565	1,156	2,981

Net income/loss (-)	€(103,231)	€(305,436)	€149,845	€(29,259)	€(115,704)
Net income/loss (-) attributable to:
Owners of the parent	(103,231)	(305,436)	149,845	(29,259)	(115,704)
Basic income/loss (-) per share	€(1.58)	€(4.69)	€2.60	€(0.56)	€(2.34)
Diluted income/loss (-) per share	€(1.58)	€(4.69)	€2.49	€(0.56)	€(2.34)
Basic income/loss (-) per share from continuing operations	€(1.91)	€(4.78)	€2.58	€(0.62)	€(2.34)
Diluted income/loss (-) per share from continuing operations	€(1.91)	€(4.78)	€2.47	€(0.62)	€(2.34)
Weighted average number of shares - Basic (in '000 shares)	65,500	65,075	57,614	52,113	49,479
Weighted average number of shares - Diluted (in '000 shares)	65,500	65,075	60,113	52,113	49,479

Condensed consolidated statement of financial position:

	December 31,
	2021	2020	2019	2018	2017

	(Euro, in thousands)
Current financial investments	€2,469,809	€3,026,278	€3,919,216	€—	€—
Cash and cash equivalents	2,233,368	2,135,187	1,861,616	1,290,796	1,151,211
Cash and cash equivalents classified as assets held for sale	—	7,884	—	—	—
Total assets	5,193,160	5,717,731	6,068,609	1,439,496	1,286,274

Share capital	292,075	291,312	287,282	236,540	233,414
Share premium account	2,730,391	2,727,840	2,703,583	1,277,780	993,025
Total equity	2,643,362	2,670,355	2,875,658	1,214,249	1,011,983
Total non-current liabilities	1,983,325	2,412,101	2,621,158	5,342	102,592
Total current liabilities	566,474	635,274	571,793	219,905	171,699
Total liabilities	2,549,798	3,047,375	3,192,951	225,247	274,291
Total liabilities and equity	€5,193,160	€5,717,731	€6,068,609	€1,439,496	€1,286,274

Condensed consolidated statement of cash flows:

	2021	2020	2019	2018	2017

	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€2,143,071	€1,861,616	€1,290,796	€1,151,211	€973,241
Net cash flows generated from/used in (-) operating activities	(503,827)	(427,336)	3,208,617	(142,466)	(147,030)
Net cash flows generated from/used in (-) investing activities	541,238	757,288	(3,764,660)	(15,914)	(549)
Net cash flows generated from/used in (-) financing activities	(3,876)	22,040	1,335,751	287,876	353,357
Transfer to current financial investments	—	—	(198,922)	—	—
Effect of exchange rate differences on cash and cash equivalents	56,763	(70,539)	(9,966)	10,089	(27,808)
Cash and cash equivalents at end of the period	€2,233,368	€2,143,071	€1,861,616	€1,290,796	€1,151,211

	December 31,
	2021	2020	2019	2018	2017

	(Euro, in thousands)
Current financial investments	€2,469,809	€3,026,278	€3,919,216	€—	€—
Cash and cash equivalents from continuing operations	2,233,368	2,135,187	1,861,616	1,290,796	1,151,211
Cash and cash equivalents classified as assets held for sale	—	7,884	—	—	—
Current financial investments and cash and cash equivalents	€4,703,177	€5,169,349	€5,780,832	€1,290,796	€1,151,211

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

Risks related to commercialization

The marketing and sale of filgotinib or future approved products may be unsuccessful or less successful than anticipated. We are heavily dependent on the success of filgotinib, which is approved for the treatment of rheumatoid arthritis in the European Union, Great Britain, and Japan, and approved for the treatment of ulcerative colitis in the European Union and Great Britain, and under regulatory review in Japan for the treatment of ulcerative colitis.

We, and our collaboration partner, Gilead, began commercializing filgotinib in the European Union and Great Britain, and Gilead began commercializing filgotinib in Japan for the treatment of rheumatoid arthritis, or RA, following receipt in September 2020 of marketing approval from the European Medicines Agency, or the EMA, from the Medicines and Healthcare products Regulatory Agency, or the MHRA, and from the Japanese Ministry of Health, Labor and Welfare, or the MHLW. We received marketing approval from the EMA for the treatment of ulcerative colitis, or UC in November 2021, and from the MHRA in January 2022. Gilead expects to receive a decision on the application for approval from the MHLW for filgotinib for the treatment of UC in the first half of 2022.

In 2021, we assumed sole responsibility in Europe for the commercialization of filgotinib as well as for all future indications for filgotinib, including becoming the marketing authorization holder for Jyseleca for the treatment of RA in twenty-seven European countries, Iceland, Norway and Liechtenstein (the European Economic Area or EEA), and Great Britain, with Gilead maintaining commercialization rights and remaining the marketing authorization holder for filgotinib and other future indications for filgotinib outside of Europe, including in Japan where Jyseleca is approved for the treatment of RA and is co-marketed with Eisai. Although we have secured reimbursement for Jyseleca in fourteen European countries, including Germany, France, Spain, Italy and Great Britain, and our sales force commenced making sales of Jyseleca in the second half of 2021, we have limited experience as a commercial company, and there is limited information about our ability to overcome many of the risks and uncertainties encountered by companies commercializing products in the biopharmaceutical industry. To market and sell filgotinib, and any other product candidates that are approved for marketing in the future, we will need to successfully:

•	establish and maintain, in the geographies where we hope to treat patients, relationships with qualified treatment centers who will be treating the patients who receive filgotinib and any future products;
•	continue to obtain adequate pricing and reimbursement for filgotinib and any future products in each of the jurisdictions in which we plan to commercialize approved products;
•	obtain regulatory authorization for the development and commercialization of the product candidates in our pipeline;
•	develop and maintain successful strategic alliances; and
•	manage our spending as costs and expenses increase due to clinical trials, marketing approvals, and commercialization, including for any extension of marketing approval of filgotinib, and for any future products.

If we are not successful in accomplishing these objectives, we may not be able to develop product candidates, successfully commercialize filgotinib or any future products, raise capital, expand our business, or continue our operations. Further, to the extent that Gilead is commercializing filgotinib in one or more jurisdictions, we are significantly dependent on their successful accomplishment of these objectives, which is largely out of our control.

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

Even if a product displays a favorable efficacy and safety profile in preclinical and clinical studies and receives regulatory approval, market acceptance of the product will not be known until after it is launched. Our efforts to educate the medical community and third-party payers on the benefits of our products may require significant resources and may never be successful. Our efforts to educate the marketplace may require more resources than are required by the conventional methods marketed by our competitors. Any of these factors may cause filgotinib or any future products to be unsuccessful or less successful than anticipated.

We have limited sales and distribution experience. We expect to continue to invest financial and management resources to build these capabilities further. To the extent any of our product candidates for which we maintain commercial rights is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to market and sell any products effectively, or generate product revenues as projected.

We have built, and continue to build a marketing and sales organization for the marketing, sales, and distribution of pharmaceutical products. In 2021, we assumed sole responsibility in Europe for the commercialization of filgotinib, approved in RA at that point, and as well as for all future indications for filgotinib, with Gilead maintaining commercialization rights and the marketing authorization holder for filgotinib and other future indications for filgotinib outside of Europe. This assumption of responsibility by us has required us to, and will require us to continue to, develop robust marketing and sales capabilities. We have limited experience as a commercial company and there is limited information about our ability to overcome many of the risks and uncertainties encountered by companies commercializing products in the biopharmaceutical industry. In order to commercialize filgotinib independently in Europe and any product candidates that receive marketing approval and for which we maintain commercial rights, we will need to maintain and expand marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and these efforts may not achieve the desired results. Further, in the event of development of any other product candidates for which we maintain commercial rights, we may elect to build a targeted specialty sales force which will be expensive and time consuming. Any failure or delay in the development of our internal market access, sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to any proprietary product candidates we may have in the future, we may choose to partner with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems.

If we are unable to continue to develop and scale our own sales, marketing and distribution capabilities for filgotinib in Europe, or for any future products which we choose to commercialize ourselves, we will not be able to commercialize such products successfully without reliance on third parties and, in the case of filgotinib, we may be unable to realize all of the benefits of the transition of European rights to filgotinib from Gilead to us. Further, if we are unable to enter into collaborations with third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such partner (such as Gilead, in the case of filgotinib and filgotinib for additional indications) does not devote sufficient resources to the commercialization of our product or otherwise fails in commercialization efforts, we may not be able achieve the commercial goal for any of our product candidates that receive regulatory approval. If we are not able to commercialize our product candidates well, either on our own or through collaborations with one or more third parties, our future revenue will be materially and adversely impacted.

Coverage and reimbursement decisions by third-party payers may have an adverse effect on pricing and market acceptance.

There is significant uncertainty related to the third-party coverage and reimbursement of newly approved drugs. To the extent that we retain commercial rights following clinical development, we would seek approval to market our product candidates in the United States, the European Union and other selected jurisdictions. Market acceptance and sales of our product candidates, if approved, in both domestic and international markets will depend significantly on the availability of adequate coverage and reimbursement from third-party payers for any of our product candidates and may be affected by existing and future healthcare reform measures. Third-party payers, such as government authorities, private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. See section entitled “Information on the Company – Pharmaceutical coverage, pricing and reimbursement.”

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

The United States and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell any of our product candidates profitably, if approved. Among policy-makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. See section entitled “Information on the

Company – Patient Protection and Affordable Care Act and Healthcare Reform.” We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for any of our product candidates, if approved;
•	the ability to set a price that we believe is fair for any of our product candidates, if approved;
•	our ability to generate revenues and achieve or maintain profitability;
•	the level of taxes that we are required to pay; and
•	the availability of capital.

We expect that the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or, collectively, the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical and biologic products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

We expect that the healthcare reform measures that have been adopted and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

Risks related to product development and regulatory approval

We are also dependent on the success of our other clinical-stage product candidates, such as our inflammation candidates (such as filgotinib, GLPG3667, GLPG0555, GLPG3121, and GLPG4399), our lung fibrosis candidate (GLPG4716), and our autosomal dominant polycystic kidney disease candidate (GLPG2737). We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

Filgotinib is in Phase 3 trials in Crohn’s disease, or CD. Our business and future success is substantially dependent on our ability to commercialize filgotinib and to develop, obtain regulatory approval for, and then successfully commercialize filgotinib in additional indications. Our business and future success also depend on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize our other clinical-stage product candidates, including GLPG2737, GLPG3667, GLPG4716, GLPG0555, GLPG3121 and GLPG4399.

Our product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, a commercial organization, substantial investment and significant marketing, sales and distribution efforts before any revenues can be generated from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, the EMA, the MHRA, or any other comparable regulatory authority such as the MHLW, and we may never receive such regulatory approval for any of our product candidates. We cannot assure you that our clinical trials for filgotinib in CD, GLPG2737, GLPG3667, GLPG4716, GLPG0555, GLPG3121, GLPG4399 and other candidates will be completed in a timely manner, or at all, or that we will be able to obtain approval from the FDA, the EMA, the MHRA, the MHLW, or any other comparable regulatory authority for any of these product candidates. We cannot be certain that we will advance any other product candidates into clinical trials. If any of filgotinib in CD, GLPG2737, GLPG3667, GLPG4716, GLPG0555, GLPG3121, GLPG4399 or any future product candidate is not approved and commercialized, we will not be able to generate any product revenues for that product candidate. Moreover, any delay or setback in the development of any product candidate could adversely affect our business and cause the price of the American Depositary Shares, or ADSs, or our ordinary shares to fall.

Due to our limited resources and access to capital in the past, we have decided to prioritize development of certain product candidates and may have forgone the opportunity to capitalize on product candidates or indications that may ultimately have been more profitable or for which there was a greater likelihood of success.

Because we had limited resources in the past, we had to decide which product candidates to pursue and the resources to allocate to each. Consequently, we are currently primarily focused on the commercialization of filgotinib in RA and UC, and the development of filgotinib in CD, as well as on advancing our clinical-stage pipeline, including filgotinib, GLPG2737, GLPG3667, GLPG4716, GLPG0555, GLPG3121, and GLPG4399. Our decisions concerning the allocation of research, collaboration, management, commercial and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products, we may forgo or delay pursuit of opportunities with other product candidates, or for other indications that may prove to have greater commercial potential. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

The regulatory approval processes of the FDA, the EMA, the MHRA, the MHLW and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable which may affect the commercial viability of our products in development. If we are unable ultimately to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, the EMA, the MHRA, the MHLW and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Although we and Gilead have received regulatory approval for filgotinib in the European Union, Great Britain, and Japan for the treatment of RA, in the European Union and Great Britain for the treatment of UC, and filgotinib is currently under regulatory review in Japan for the treatment of UC, it is possible that none of our other existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, the EMA, the MHRA, the MHLW or other comparable regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA, the EMA, the MHRA, the MHLW or other comparable regulatory authorities that a product candidate is safe and effective for its proposed indication;
•	the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA, the MHRA, the MHLW or other comparable regulatory authorities for approval;
•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•	filgotinib and many of our other product candidates are developed to act against targets discovered by us, and because many of our product candidates are novel mode of action products, they can carry an additional risk regarding the desired level of efficacy and safety profile;
•	the FDA, the EMA, the MHRA, the MHLW or other comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, supplemental NDA, biologics license application, or BLA, or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;
•	the FDA, the EMA, the MHRA, the MHLW or other comparable regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies, or such processes or facilities may not pass a pre-approval inspection; and
•	the approval policies or regulations of the FDA, the EMA, the MHRA, the MHLW or other comparable regulatory authorities may change or differ from one another significantly in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our or our collaboration partners’ failure to obtain regulatory approval to market filgotinib in CD, GLPG2737, GLPG3667, GLPG4716, GLPG0555, GLPG3121, GLPG4399 and/or other product candidates, which would harm our business, results of operations and prospects significantly. In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications or patient populations than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In certain jurisdictions, regulatory authorities may not approve the price we intend to charge for our products. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

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

Additionally, as of May 26, 2021, the FDA noted it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals; however, the FDA may not be able to continue its current pace and approval timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the COVID-19 pandemic and travel restrictions the FDA is unable to complete such required inspections during the review period.

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

In connection with our global clinical trials, we are obligated to comply with the requirements of local regulatory authorities in each jurisdiction where we execute and locate a clinical trial. Local regulatory authorities can request specific changes to the clinical protocol or specific safety measures that differ from the positions taken in other jurisdictions. For example, filgotinib received approval in RA from the EMA in the European Union, the MHRA in Great Britain, and the MHLW in Japan, yet a complete response letter, or CRL, from the FDA in the United States. The FDA, EMA, the MHRA, and MHLW will receive the full data from the MANTA and MANTA-RAy male semen parameter studies conducted in parallel to the FINCH Phase 3 program in RA. We cannot assure you that the same view of the MANTA and MANTA-RAy results will be adopted by regulatory authorities at the marketing authorization stage, now that filgotinib received marketing authorization in the EEA, Great Britain, and Japan for RA, and in the EEA, and Great Britain for UC. The FDA or other regulatory authorities may approve different labels, including for whom the drug is indicated or require different warnings or precautions, or impose dosing restrictions that differ from the approved dosing regimen in other jurisdictions, and these differences could have a material adverse effect on our ability to commercialize our products in these jurisdictions. Regulatory authorities could also not approve our applications, which would adversely affect our business prospects and ability to achieve or sustain profitability.

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

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product, and we may be required to include labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings.

If the FDA, EMA, the MHRA, the MHLW, or any other comparable regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements and continued compliance with current good manufacturing practices, or cGMPs, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. Manufacturers and other parties involved in the drug supply chain for prescription drug and biological products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

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

For example, the Medicines and Healthcare products Regulatory Agency of the United Kingdom has assigned a black triangle to filgotinib, indicating that it is on a list of medicines subject to additional monitoring. Additionally, the EMA recently announced that its Pharmacovigilance Risk Assessment Committee (PRAC), the EMA’s safety committee, has started a safety review of JAK inhibitors used to treat certain chronic inflammatory disorders, including filgotinib. This safety study is intended to investigate whether certain serious risks associated with the JAK inhibitors Xeljanz (tofacitinib) and Olumiant (baricitinib) are associated with all JAK inhibitors authorized in the EU for the treatment of inflammatory disorders. Further, while we and Gilead elected in 2020 not to pursue approval and commercialization of filgotinib in the U.S., in 2021, the FDA announced that following completion of its review of a safety study of Xeljanz (tofacitinib), it would require revisions to the Boxed Warning, the FDA’s most prominent warning, for Xeljanz and certain other JAK inhibitors that are the subject of the EMA’s current review to include information about the risks of serious heart-related events, cancer, blood clots and death. It is unknown at this time whether the results of the EMA’s safety review will result in amendments to the marketing authorization for filgotinib, what other additional requirements the EMA may put in place with respect to the development of JAK inhibitors generally, or what consequences other future actions by the EMA and other comparable regulatory authorities may have on the prospects for filgotinib and other JAK inhibitors. Delays or adverse developments or results or perceived adverse developments or results relating to the EMA’s review could harm our business and could cause the price of our securities to fall. Examples of such adverse developments include, but are not limited to:

●	The EMA and/or other regulatory authorities determining that additional non-clinical or clinical studies, or JAK class-based warnings, are required with respect to filgotinib and other JAK inhibitors;
●	Safety, efficacy or other concerns relating to filgotinib and other JAK inhibitors;
●	Decreased acceptance of filgotinib and other JAK inhibitors by patients, the medical community, and healthcare payors;
●	Changes in EMA policy or guidance regarding filgotinib and other JAK inhibitors; and
●	In serious cases, the PRAC can recommend following a safety study that the marketing authorization for a product should be suspended or revoked.

The policies of the FDA, the EMA, the MHRA, the MHLW, and other comparable regulatory authorities may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Filgotinib may be subject to box warnings, labeling restrictions or dose limitations in certain jurisdictions, which could have a material adverse impact on our ability to market filgotinib in these jurisdictions.

Based on preclinical findings, we expect that filgotinib, if approved in the U.S. or in other jurisdictions, may have a labeling statement warning female patients of childbearing age to take precautionary measures of birth control to protect against pregnancy. In animal toxicology studies in the preclinical phase, filgotinib at an exposure dose above the approved dose in humans induced adverse effects on semen parameters. We and Gilead are conducting dedicated male semen analysis studies in CD and UC patients (MANTA) and in RA, psoriatic arthritis, or PsA, and ankylosing spondylitis, or AS, patients (MANTA-RAy). In the EU, Great Britain, and Japan where filgotinib has been approved for RA, and in the EU and Great Britain for UC, those regulatory authorities could impose new labeling or other requirements upon learning of new information related to filgotinib.

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

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results or an approved label for clinical use. Clinical failure can occur at any stage of clinical development.

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

We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	obtaining regulatory authorization to commence a trial;
•	reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
•	obtaining Institutional Review Board, or IRB, or ethics committee approval at each site;
•	obtaining regulatory concurrence on the design and parameters for the trial;
•	obtaining approval for the designs of our clinical development programs for each country targeted for trial enrollment;
•	recruiting suitable patients to participate in a trial, which may be impacted by the number of competing trials that are enrolling patients;
•	having patients complete a trial or return for post-treatment follow-up;
•	clinical sites deviating from trial protocol or dropping out of a trial;
•	adding new clinical trial sites;

•	manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of comparator drug for use in clinical trials;
•	the availability of adequate financing and other resources;
•	the ongoing COVID-19 pandemic; or
•	the ongoing armed conflict between Russia and Ukraine, and sanctions against Russia.

We could encounter delays if a clinical trial is suspended or terminated by us, our collaboration partners, by the IRBs or ethics committees of the institutions in which such trials are being conducted, or by the FDA, the EMA, the MHRA, MHLW, or other comparable regulatory authorities, or recommended for suspension or termination by the Data Monitoring Committee, or the DMC, for such trial. A suspension or termination, including in some cases a clinical hold, may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA, the MHRA, MHLW, or other comparable regulatory authorities, safety issues or adverse side effects, including those seen in the class to which our product candidates belong, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. For example, it is possible that safety issues or adverse side effects could be observed in trials for filgotinib in RA, UC, and CD; for GLPG3667, GLPG0555, GLPG3121 or GLPG4399 in inflammation, for GPG4716 in lung fibrosis, and for GLPG2737 in ADPKD, which could result in a delay, suspension or termination of the ongoing trials of filgotinib (in one or more indications), GLPG2737, GLPG3667, GLPG4716, GLPG0555, GLPG3121, and GLPG4399. If we experience delays in the completion of, or experience a termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed or prevented. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If filgotinib in CD, GLPG2737, GLPG3667, GLPG4716, GLPG0555, GLPG3121, or GLPG4399, or any other product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be materially harmed.

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

We may not be successful in our efforts to use and expand our novel target discovery platform to build a pipeline of product candidates.

A key element of our strategy is to use and expand our novel target discovery platform to build a pipeline of product candidates and progress these product candidates through clinical development for the treatment of a variety of diseases. Although our research and development efforts to date have resulted in a pipeline of product candidates directed at various diseases, we may not be able to develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be product candidates that will receive marketing approval and achieve market acceptance. If we do not continue to develop successfully and to commercialize products, we will face difficulty in obtaining product revenues in future periods, which could result in significant harm to our financial position and adversely affect the price of the ADSs or our ordinary shares.

We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our drug discovery and development efforts may target diseases and conditions that are already addressed by existing therapies or by product candidates that are being developed by our competitors, many of which have substantially greater resources, larger research and development staffs and facilities, more experience in completing preclinical testing and clinical trials, and more or better formulation, marketing and manufacturing capabilities than we do. As a result of these resources, our competitors may develop drug products that render our products obsolete or noncompetitive by developing more effective drugs or by developing their products more efficiently. Our ability to develop competitive products would be limited if our competitors succeed in obtaining regulatory approvals for product candidates more rapidly than we are able to or in obtaining patent protection or other intellectual property rights that limit our drug development efforts. We depend upon our management team to develop and successfully implement strategies for us to obtain regulatory approvals for our selected product candidates more speedily than our competitors and to obtain and maintain patent protection and other intellectual property rights that protect our drug development efforts. Any drug products resulting from our research and development efforts, or from our joint efforts with collaboration partners or licensees, might not be able to compete successfully with our competitors’ existing and future products, or obtain regulatory approval in the United States, European Union or elsewhere. Further, we may be subject to additional competition from alternative forms of treatment, including generic or over-the-counter drugs.

In the field of RA, therapeutic approaches have traditionally relied on DMARDS such as MTX and sulphasalazine as first-line therapy. These oral drugs work primarily to suppress the immune system and, while effective in this regard, the suppression of the immune system leads to an increased risk of infections and other side effects. Accordingly, in addition to DMARDS, monoclonal antibodies targeting TNF, like AbbVie’s Humira, or IL-6 like Roche’s Actemra, have been developed. These biologics, which must be delivered via injection, are currently the standard of care as first-line and second-line therapies for RA patients who have an inadequate response to DMARDS. In November 2012, Xeljanz, marketed by Pfizer, was approved by the FDA as an oral treatment of adult patients with RA who have had an inadequate response to, or who are intolerant to, MTX. Xeljanz was approved by the EMA in 2017. Olumiant, a once-daily JAK1/2 inhibitor, marketed by Lilly, was approved by the EMA for RA in 2017 and by the FDA in 2018. A JAK inhibitor called Rinvoq which received approval for use in RA from FDA and EMA in 2019 is marketed by AbbVie. Filgotinib (Jyseleca), developed by us in collaboration with Gilead, is a preferential JAK1 inhibitor approved in 2020 for use in RA in European Union, Great Britain and Japan. We expect that Jyseleca will compete with all of these therapies now that it is marketed. If generic or biosimilar versions of these therapies are approved, we would also expect to compete against these versions of the therapies.

In the field of IBD, first line therapies are oral (or local) treatments with several low-cost generic compounds such as mesalamine, more effective in UC, and azathioprine, more effective in CD. Steroids such as budesonide are used in both UC and CD. For more advanced therapy, monoclonal antibodies with various targets such as TNF and more recently, integrins such as vedolizumab (Entyvio, marketed by Takeda) are approved. We are also aware of other biologics currently approved or in clinical development for these indications, such as ustekinumab (Stelara), developed by Johnson & Johnson, which is approved for UC and UV, and risankizumab (Skyrizi), developed by AbbVie under regulatory review for CD and under development for UC. Celgene/BMS has a new oral therapy, ozanimod (Zeposia), approved in UC and in Phase 3 in CD. Pfizer’s Xeljanz was approved by the FDA for UC in 2018. Filgotinib (Jyseleca) was approved in 2021 by the EC for UC and currently in Phase 3 for CD. Abbvie’s Rinvoq is under regulatory review for UC and is currently in a Phase 3 trial in CD. The number of treatments for UC and CD presents a substantial level of competition for any new treatment entering the IBD market. We expect that Jyseleca will compete with all of these therapies now marketed for UC, and when marketed for CD. If generic or biosimilar versions of these therapies are approved, we would also expect to compete against these versions of the therapies.

In the field of Pso, patients with mild to moderate disease are often treated with corticosteroids or other conventional topical therapies such as Vitamin D, retinoids or light therapy. Patients with moderate to severe psoriasis or who do not respond well to conventional therapies are advised to switch to oral drugs or injectables to reduce skin inflammation. These therapies include methotrexate, or more effective biologics such as adalimumab (Humira), infliximab (Remicade), etanercept (Enbrel), ustekinumab (Stelara), certolizumab pegol (Cimzia), secukinumab (Cosentyx), brodalumab (Siliq), infliximab (Avsola/Inflectra/Renflexis), ixekizumab (Talz), guselkumab (Tremfya), risankizumab (Skyrizi). When severe psoriasis is not adequately treated, patients can develop PsA. In the field of PsA, similar treatments as for Pso are used; infliximab (Avsola/Inflectra/Renflexis), certolizumab pegol (Cimzia), abatacept (Orencia), golimumab (Simponi), ustekinumab (Stelara), ixekizumab (Taltz) and guselkumab (Tremfya). Oral medication used for PsA is tofacitinib (Xeljanz) and upadacitinib (Rinvoq) is approved by the EMA and FDA.

In the field of SLE, anti-inflammatory drugs like NSAIDS, corticosteroids, and methotrexate are commonly used to treat lupus symptoms such as fever, arthritis and pleurisy. Belimumab (Benlysta) and recently anifrolumab (Saphnelo) are the only approved drug to treat SLE, and help control disease activity. Voclosporin (Lupkynis) from Aurinia was approval for treatment of lupus nephritis by the FDA and EC. BIIB059 from Biogen, dapirolizumab pegol from UCB/Biogen and obinutuzumab (Gazyva) from Roche are in Phase 3. In terms of oral medication, tofacitinib (Xeljanz) and upadacitinib (Rinvoq) are in Phase 2.

In the field of Sjögren’s syndrome, cevimeline (Evoxac®) is the only approved drug available.

In the field of AS, therapies approved by FDA and the EC are etanercept (Enbrel), infliximab (Remicade), adalimumab (Humira), golimumab (Simponi), certolizumab (Cimzia), secukinumab (Cosentyx), ixekizumab (Taltz), tofacitinib (Xeljanz) and upadacitinib (Rinvoq). Despite the availability of these treatments, a significant number of AS patients do not achieve low disease activity today.

In the field of OA, there are currently no disease-modifying drugs approved. Current treatment involves weight loss, physical therapy, prednisolone, non-steroidal anti-inflammatory drugs, and pain management. Medivir announced in September 2017 that a Phase 2 trial in patients with knee OA with MIV-711, a cathepsin K inhibitor, demonstrated structural benefit. Sprifermin, a novel recombinant human fibroblast growth factor 18, was developed by Merck KGaA and outlicensed to TrialSpark/High Line Bio. In a Phase 2 trial published in 2018, sprifermin showed to be effective at increasing cartilage thickness in a dose-dependent manner in knee OA patients, with an acceptable safety profile. Biosplice Therapeutics (formerly Samumed) is conducting a Phase 3 program with lorecivivint, an intra-articular approach aimed at the wnt pathway in OA joints. Novartis in-licensed a Phase 2 ready drug M6495 (also ALX-1141 developed as part of an agreement between Merck and Ablynx, which is now a subsidiary of Sanofi), a nanobody aimed at ADAMTS-5, but its status is unknown at the time of the publication. Novartis is as well conducting a Phase 2 study in knee osteoarthritis with LNA043, a ANGPTL3 agonist.

In the field of IPF, there are two approved disease modifying drugs, pirfenidone (Esbriet), marketed by Roche, and nintedanib (Ofev), marketed by Boehringer Ingelheim. These drugs are not well tolerated by patients and prolong life for IPF patients by a matter of months, leaving an unmet medical need for those developing disease-modifying drugs in this field. Fibrogen is running Phase 3 trials with pamrevlumab (anti-CTGF antibody) in IPF patients. Roche has a late-stage contender, RG6354, in Phase 3 for IPF gained through the acquisition of Promedior. PLN-74809 is a αvβ6 and αvβ1 integrin inhibitor from Pliant Therapeutics in Phase 2 for IPF. BI 1015550 (PDE4 inhibitor) from Boehringer Ingelheim, CC-90001 (JNK1 inhibitor) from BMS, Saracatinib (Src kinase inhibitor) from Astrazeneca, GB0139 (TD139)

(Galectin-3 inhibitor) from Galecto Biotech, VP01 (AT2 agonist) from Vicore Pharma, BMS-986278 (LPA1 antagonist) from BMS, Setanaxib (GKT831) (NOX1&4 inhibitor) from Calliditas/Genkyotex are all in Phase 2 for IPF.

In the field of ADPKD, there is currently no cure. Symptoms like high blood pressure, pain and kidney stones are treated with conventional medication. In 2018, a first drug tolvaptan (Jynarque, Samsca, marketed by Otsuka) to slow down the growth of kidney cysts was approved for patients with rapidly progressing, chronic kidney disease. Bardoxolone from Reata Pharmaceuticals and lixivaptan from Palladio Biosciences are in Phase 3, tesevatinib from Kadmon Corporation and oxypurinol from Xortx Therapeutics are in Phase 2 development. RGLS4326 from Regulus Therapeutics, ANG-3070 from Angion Biomedical and Ricolinostat from BMS is currently being tested in a Phase 1 trial in ADPKD.

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

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA, the MHRA, the MHLW, or other comparable regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of certain side effects. In such an event, our trials could be suspended or terminated and the FDA, the EMA, the MHRA, the MHLW, or comparable regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

If one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw approvals of such product;
●	regulatory authorities may require additional warnings on the label;
●	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;
●	we could be sued and held liable for harm caused to patients; and
●	our reputation may suffer.

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

If significant adverse events or other side effects are observed in any of our clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our trials, we may be required to pause, delay, or abandon the trials or our development efforts of one or more product candidates altogether, we may be required to have more restrictive labeling, or we may experience the delay or denial of regulatory approval by the FDA, EMA, MHRA, the MHLW, or other applicable regulatory authorities. We, the FDA, or other applicable regulatory authorities, or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects or patients in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause adverse events or other side effects that prevented their further development. Even if any such adverse events or other side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies.

Risks related to our financial position and need for additional capital

We have no historical product revenues, which makes it difficult to assess our future prospects and financial results.

Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been generally limited to developing our technology and undertaking preclinical studies and clinical trials of our product candidates, currently including filgotinib in CD, GLPG2737, GLPG3667, GLPG4716, GLPG0555, GLPG3121 or GLPG4399. We may not have the ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

With the exception of the year ended December 31, 2019, we have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

With the exception of the year ended December 31, 2019, we have incurred significant operating losses since our inception in 1999. We reported net income of €149.8 million for the year ended December 31, 2019, net losses of €305.4 million for the year ended December 31, 2020, and net losses of €103.2 million for the year ended December 31, 2021. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital. We expect to continue incurring significant research, development, and other expenses related to our ongoing operations, and to continue incurring operating losses for the foreseeable future.

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

Our operations have consumed substantial amounts of cash since inception. We are currently conducting clinical trials for filgotinib in CD, GLPG2737, GLPG3667, GLPG4716, GLPG0555, GLPG3121, GLPG4399, and other product candidates. Developing pharmaceutical product candidates, including conducting clinical trials, is expensive. We will require substantial additional future capital in order to complete clinical development and, if we are successful, to commercialize any of our current product candidates. If the FDA, or any other comparable regulatory agency, such as the EMA, requires that we perform studies or trials in addition to those that we currently anticipate with respect to the development of our product candidates, or repeat studies or trials, our expenses would further increase beyond what we currently expect, and any delay resulting from such further or repeat studies or trials could also result in the need for additional financing and other resources.

Our existing current financial investments and cash and cash equivalents may not be sufficient for us to complete advanced clinical development of our product candidates or, if applicable, to commercialize product candidates that would be approved. Accordingly, we may continue to require substantial additional capital to continue our clinical development activities and potentially engage in commercialization activities. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our product candidates. The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

●	the progress, costs, results of and timing of our ongoing and planned clinical trials;
●	our ability to reach milestones under our existing collaboration arrangements and enter into additional collaborative agreements for the development and commercialization of our product candidates;
●	the willingness of the FDA, EMA, the MHRA, the MHLW, and other comparable regulatory authorities to accept our clinical trials and preclinical studies and other work as the basis for review and approval of product candidates;
●	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA, the MHRA, the MHLW, and other comparable regulatory authorities;
●	whether our collaboration partners continue to collaborate with us on the development and commercialization of our product candidates;
●	the number of product candidates and indications that we pursue, whether developed from our novel target discovery platform, otherwise developed internally or in-licensed;
●	the timing and costs associated with manufacturing our product candidates for clinical trials and other studies and, if approved, for commercial sale;
●	our need to expand our development activities and, potentially, our research activities;
●	the timing and costs associated with establishing sales and marketing capabilities;
●	the costs associated with the our existing and future product sales, marketing, commercial manufacturing, and distribution activities;
●	market acceptance of any approved product candidates;
●	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;
●	the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
●	the extent to which we may be required to pay milestone or other payments under our in-license agreements and the timing of such payments;
●	our need and ability to hire additional management, development and scientific personnel; and
●	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

Some of these factors are outside of our control. Based upon our current expected level of operating expenditures and our existing current financial investments and cash and cash equivalents, we believe that we will be able to fund our operating expenses and capital expenditure requirements for the coming years. This period could be shortened, but not below a period of 12 months, if there are any significant increases beyond our expectations in spending on development programs or more rapid progress of development programs than anticipated. Accordingly, we expect that we could need to raise additional funds in the future. Additional funding may not be available to us on acceptable terms, or at all. If we are unable to obtain funding from equity offerings or debt financings, including on a timely basis, we may be required to:

●	seek additional collaboration partners for one or more of any future proprietary product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available;
●	relinquish or license on unfavorable terms our rights to technologies or any future proprietary product candidates that we otherwise would seek to develop or commercialize ourselves;
●	significantly curtail one or more of our research or development programs;
●	curtail our product sales, marketing, commercial manufacturing, and
●	cease operations altogether.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our product candidates or technologies.

We may seek additional funding through a combination of equity offerings, debt financings, collaborations and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of the ADSs or our ordinary shares. The incurrence of indebtedness and/or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt and/or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of the ADSs or our ordinary shares to decline. In the event that we enter into collaborations and/or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

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

We are subject to a number of additional risks associated with our dependence on our collaborations with third parties, the occurrence of which could cause our collaboration arrangements to fail. In particular, the collaboration we entered into in July 2019 is managed by a set of joint committees comprised of equal numbers of representatives from each of us and Gilead. Conflicts may arise between us and Gilead, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration, and there can be no assurance that the joint committees will be able to resolve any such conflicts. If any such conflicts arise, Gilead could act in a manner adverse to our best interests. Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of product candidates subject to the collaboration arrangements, and in turn prevent us from generating sufficient revenues to achieve or maintain profitability:

●	reductions or delays in the payment of milestone payments, royalties or other payments we believe are due;
●	actions taken by Gilead inside or outside our collaboration which could negatively impact our rights or benefits under our collaboration including termination of the collaboration for convenience; or
●	unwillingness on the part of Gilead to keep us informed regarding the progress of its development and commercialization activities or regulatory approval or to permit public disclosure of the results of those activities.

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

The transition of European rights to filgotinib from Gilead to us has been a significant undertaking, the completion of which may require additional substantial financial and managerial resources, and we may not be successful.

We may encounter costs and delays related to completing the transition of the European rights to filgotinib from Gilead to us. Delays or difficulties completing the planned transition could delay or prevent us from realizing its anticipated benefits. We may not complete the separation on the terms or on the timeline that we announced, or may, for any or no reason and at any time until the planned separation is complete, modify or change its terms. Any of the foregoing may result in our not achieving the operational, financial, strategic and other benefits we anticipate, and in each case, our business, results of operations and financial condition could be adversely affected. These challenges could lead to costly administrative procedures, distract management from other business activities, and could have an adverse impact on our financial condition.

We may not be successful in establishing future development and commercialization collaborations, particularly given the scale of our collaborations with Gilead, and this could adversely affect, and potentially prohibit, our ability to develop our product candidates.

Developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products is expensive. Accordingly, we have sought and may in the future seek to enter into collaborations with companies that have more resources and experience. In the future, however, our ability to do so may be limited given the scale of the 10-year global research and development collaboration that we entered into with Gilead in July 2019. If Gilead declines to exercise its option and we are otherwise unable to obtain a collaboration partner for our product candidates, we may be unable to advance the development of our product candidates through late-stage clinical development and seek approval in any market. In situations where we enter into a development and commercial collaboration arrangement for a product candidate, we may also seek to establish additional collaborations for development and commercialization in territories outside of those addressed by the first collaboration arrangement for such product candidate. If any of our product candidates receives marketing approval, we may enter into sales and marketing arrangements with third parties with respect to otherwise unlicensed or unaddressed territories. Furthermore, there are a limited number of potential collaboration partners, and we expect to face competition in seeking appropriate collaboration partners. If we are unable to enter into any development and commercial collaborations and/or sales and marketing arrangements on acceptable terms, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates, and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon CROs to monitor and manage data for our preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and we control only certain aspects of their activities. We and our CROs also rely upon clinical sites and investigators for the performance of our clinical trials in accordance with the applicable protocols and applicable legal and regulatory requirements and scientific standards. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol and applicable legal and regulatory requirements and scientific standards, and our reliance on CROs as well as clinical sites and investigators does not relieve us of our regulatory responsibilities. We are required to, and do, have mechanisms in place to adequately manage, oversee and control our clinical trials, including selection of CROs, auditing activities, strong focus on set-up (during which deliverables, timelines and roles and responsibilities are defined), and strong oversight during the conduct of clinical trials. We, our CROs, as well as the clinical sites and investigators are required to comply with current Good Clinical Practices (GCPs), which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, investigators and clinical sites. If we, any of our CROs or any of the clinical sites or investigators fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA, the MHRA, MHLW, or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. We also cannot assure you that our CROs, as well as the clinical sites and investigators, will perform our clinical trials in accordance with the applicable protocols as well as applicable legal and regulatory requirements and scientific standards, or report the results obtained in a timely and accurate manner. In addition to GCPs, our clinical trials must be conducted with products produced under current Good Manufacturing Practice (cGMP) regulations. While we have agreements governing activities of our CROs, we have limited influence over the actual performance of our CROs as well as the performance of clinical sites and investigators. In addition, significant portions of the clinical trials for our product candidates are and will continue to be conducted outside of Belgium, which will make it more difficult for us to monitor CROs as well as clinical sites and investigators and perform visits of our clinical sites, and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials in accordance with the applicable protocols and compliance with applicable regulations, including GCPs. Failure to comply with applicable protocols and regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process. Additionally, the performance of our CROs may also be delayed or disrupted by the ongoing COVID-19 pandemic, including due to travel or quarantine policies, availabilities of staff, exposure of CRO staff to COVID-19 or re-prioritization of CRO resources as a result of the pandemic, or by the ongoing armed conflict between Russia and Ukraine, and sanctions against Russia.

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

We rely completely on third parties to manufacture our preclinical and clinical drug supplies and to produce commercial supplies of any approved product.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our drug supply for our approved products or preclinical and clinical drug supplies. This reliance on third parties increases the risk of shortages of our drugs or drug candidates and of the availability of such drugs or drug candidates at an acceptable cost or quality. This could potentially delay, prevent or impair our development and commercialization efforts.

If, for any reason, we were to experience an unexpected loss in the supply of any of our approved products, our product candidates or placebo or comparator drug used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials or commercial distribution of our approved products could be negatively affected. The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our approved products and our product candidates are subject to the FDA’s, EMA’s, MHRA’s, MHLW’s and other comparable regulatory authorities’ pre-approval inspections that can be conducted after we submit the required approval applications to any relevant regulatory authority, such as, for example, an NDA or BLA to the FDA. We monitor, but do not control, the implementation of the manufacturing process of, but are dependent on, our contract manufacturers or other third-party manufacturers for compliance with cGMP regulatory requirements for manufacture of any drug products. If our contract manufacturers or other third-party manufacturers do not successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, EMA, MHRA, MHLW or others or if such authority finds deficiencies at a contract manufacturer’s facility or is unable to conduct an inspection necessary to evaluate such facility due to delays or disruptions caused by the COVID-19 pandemic, we will not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. This could significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials and our approved products. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials and our approved products. We do not have any control over the process or timing of the acquisition of raw materials by our manufacturers, and delays may result for reasons beyond our control, including the COVID-19 pandemic.

Moreover, although we have established agreements for commercial production of filgotinib as certain manufacturing obligations are transferred back to us from Gilead, we currently do not have any agreements for the commercial production of the underlying raw materials. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our products would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our products. Additionally, if we receive regulatory approval for our product candidates, we may experience unforeseen difficulties or challenges in the manufacture of our products on a commercial scale compared to the manufacture for clinical purposes.

We expect to continue to depend on contract manufacturers or other third-party manufacturers for the foreseeable future. We recently entered into long-term agreements with some of our historical contract manufacturers and currently obtain our supplies of finished drug product through individual purchase orders which cannot guarantee adequate supplies of finished products. In addition, although we intend to do so in the coming months, we have not yet entered into agreements with any alternate fill/finish suppliers.

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

Our commercial success depends on obtaining and maintaining proprietary rights to filgotinib, any future product, and our current and any future product candidates, as well as successfully defending these rights against third-party challenges. We will only be able to protect our product candidates, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our product candidates is uncertain due to a number of factors, including:

●	we may not have been the first to make the inventions covered by pending patent applications or issued patents;
●	we may not have been the first to file patent applications for our product candidates or the compositions we developed or for their uses;
●	others may independently develop identical, similar or alternative products or compositions and uses thereof;
●	our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;
●	any or all of our pending patent applications may not result in issued patents;
●	we may not seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;
●	any patents issued to us may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties;
●	our compositions and methods may not be patentable;
●	others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or
●	others may identify prior art or other bases which could invalidate our patents.

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

Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. We may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forgo patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Moreover, in some circumstances, we do not have the right to control the preparation, filing or prosecution of patent applications, or to maintain the patents, covering technology subject to our collaboration or license agreements with third parties. For example, under our collaboration agreement with Gilead, Gilead controls litigation on our patents for filgotinib in jurisdictions outside the European region and for any optioned programs. Therefore, these patents and patent applications may not be prosecuted or enforced in a manner consistent with the best interests of our business.

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

Our success will depend in part on our ability to operate without infringing the intellectual property and proprietary rights of third parties. We cannot assure you that our business, products, commercialization activities, and methods do not or will not infringe the patents, trademarks, or other intellectual property rights of third parties.

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

●	payment of substantial damages for past use of the asserted intellectual property and potentially treble damages, if we are found to have willfully infringed a party’s patent rights;
●	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell our product candidates; or
●	us or our collaboration partners having to enter into license arrangements that may not be available on commercially acceptable terms, if at all, all of which could have a material adverse impact on our cash position and business and financial condition. As a result, we could be prevented from commercializing current or future product candidates.

Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition and prospects.

Issued patents covering our approved product and product candidates could be found to be invalid or unenforceable if challenged in court

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

Our industry has experienced a high rate of turnover of management personnel in recent years. Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, especially our management board comprised of: Onno van de Stolpe, our outgoing chief executive officer; Bart Filius, our president and chief operating officer; Walid Abi-Saab, our chief medical officer; Andre Hoekema, our chief business officer; and Michele Manto, our chief commercial officer, each of whose services are critical to the successful implementation of our product candidate acquisition, development and regulatory strategies. Upon his commencement as chief executive officer on April 1 following Mr. van de Stolpe’s departure, we will be similarly dependent on Stoffels IMC BV, permanently represented by Paul Stoffels. We are not aware of any present intention of any of these individuals to leave our company. In order to induce valuable employees to continue their employment with us, we have granted subscription rights and RSUs that vest over time. The value to employees of subscription rights that vest over time is significantly affected by movements in our share price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies.

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

We cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, or collaboration partners that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy and data protection laws and regulations. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our ability to conduct business, operating results, and reputation.

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

We are subject to numerous human rights, corruption, environmental, health and safety laws, regulations, and permitting requirements, including those governing laboratory procedures, decontamination activities and the handling, transportation, use, remediation, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals, radioactive isotopes and biological materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials or wastes either at our sites or at third-party disposal sites. In the event of such contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs and reputational loss associated with civil or criminal fines and penalties. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws, regulations or permitting requirements. These current or future laws, regulations and permitting requirements may impair our research, development or production efforts. Failure to comply with these laws, regulations and permitting requirements also may result in substantial fines, penalties or other sanctions. As an example, climate change and more specifically the related current and future regulatory requirements as well as the accelerated transition to a low carbon economy might globally adversely impact Galapagos’ compliance status and value chain, if not addressed adequately.

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

Galapagos’ management identified a material weakness in our internal control over financial reporting as of December 31, 2021, specifically related to the review of certain elements of the percentage of completion determination that drives the filgotinib collaboration revenue recognition (please refer to note 6 of the financial statements where this topic is discussed in more detail). Our remediation plan that is being developed includes improving the existing control on the filgotinib revenue recognition to enhance the precision of the review of management’s cost to complete estimate. Notwithstanding the material weakness, management has concluded that our audited financial statements included in this Annual Report on Form 20-F are fairly stated in all material respects in accordance with IFRS for each of the periods presented herein. See the section of this annual report titled “Item 15—Controls and Procedures.”

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

We could be required to expend significant amounts of money and other resources to respond to these threats or breaches and to repair or replace information systems or networks, and could suffer reputational loss, financial loss or the loss of valuable confidential information, which could include patient data, customer data and personally identifiable information. In addition, we could be subject to regulatory actions and/or claims made by individuals and groups in private litigation involving privacy issues related to data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome implemented security measures become increasingly sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely and there can be no assurance that any measures we take will prevent cyber-attacks, security breaches or similar attacks or breaches that could adversely affect our business.

Many third party vendors support our business processes and require access to sensitive or confidential information in the course of their work supporting our operations. Despite clear guidance, supporting processes and requirements and assessments and audits of our third party vendors, the risk that such vendors could be susceptible to cybersecurity or security breaches, including personal data breaches, continues to be present. Any such breach could result in the accidental or unlawful destruction, loss, alteration, unauthorized access, disclosure, or other loss of proprietary, personal or other confidential information, or other disruption to our business and operations.

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

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the development or commercialization of our product candidates. We currently carry clinical trial liability insurance and product liability insurance at levels which we believe are appropriate for our clinical trials and our commercialization activities for filgotinib. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

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

We are subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which we conduct our business. Healthcare providers, physicians and third-party payers play a primary role in the recommendation and prescription of any of our approved drugs and drug candidates for which we obtain marketing approval. Our current and future arrangements with third-party payers and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. In addition, we may be subject to privacy, data protection and security regulation of the European Union, the United States and other jurisdictions in which we conduct our business. See section entitled “Information on the Company – Other healthcare laws and compliance requirements.”The scope and enforcement of each of laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment, reputational harm, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, defending against any such actions can be costly and time consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, our ability to operate our business and our results of operations could be adversely affected.

We may fail to comply with evolving privacy and data protection laws and requirements in effect in the European Union and other jurisdictions.

In the European Union, or “EU”, we may face particular privacy, data security, and data protection risks in connection with requirements of the Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC, or the “GDPR.” The GDPR applies to the processing of personal data in the context of the activities of an establishment of a controller or a processor in the EU as well as to those outside the EU if they collect and use personal data in connection with the offering of goods or services to individuals in the EU or the monitoring of their behavior. The GDPR has enhanced data protection obligations for controllers of personal data, including, for example, expanded disclosures about how personal data is to be used, limitations on retention of data, enhanced requirements for securing personal data, mandatory data breach notification requirements, restrictions on transferring such personal data outside the European Economic Area, or the ”EEA”, including to the United States, appointing data protection officers, conducting data protection impact assessments, and has created onerous liabilities on controllers or processors. The GDPR increases substantially the penalties to which we could be subject in the event of any non-compliance, including fines of up to €10,000,000 or up to 2% of our total worldwide annual turnover of the preceding year for lower threshold non-compliance, or up to €20,000,000 or up to 4% of our total worldwide annual turnover of the preceding year. The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR is a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our activities.

In addition, further to the UK’s exit from the EU on January 31, 2020, the GDPR ceased to apply in the UK at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the UK’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain UK specific amendments) into UK law, referred to as the UK GDPR. The UK GDPR and the UK Data Protection Act 2018 set out the UK’s data protection regime, which is independent from but aligned to the EU’s data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. Although the UK is regarded as a third country under the EU’s GDPR, the European Commission (“EC”) has now issued an adequacy decision, which recognizes the UK as providing an equivalent level of protection for personal data as the EU does and, therefore, transfers of personal data originating in the EEA to the UK remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing.

To enable the transfer of personal data outside of the EEA or the UK, adequate safeguards must be implemented in compliance with European and UK data protection laws. On June 4, 2021, the EC issued new forms of standard contractual clauses (“SCCs”) for data transfers from controllers or processors in the EU/EEA (or otherwise subject to the GDPR) to controllers or processors established outside the EU/EEA. The new SCCs replace the SCCs that were adopted previously under the 1995 EU Data Protection Directive. The UK is not subject to the EC’s new standard contractual clauses but has published a version of a UK-specific transfer mechanism, which will enable transfers from the UK. We are required to implement these new safeguards when conducting restricted data transfers under the EU and UK GDPR and doing so will require significant effort and cost. The new SCCs may also impact our business as companies based in Europe may be reluctant to uzilize the new clauses to legitimize transfers of personal information to third countries given the additional burdensome requirements of performing transfer impact assessments and other substantial obligations that the new SCCs impose upon both importers and exporters.

We must also ensure that we maintain adequate safeguards to enable the transfer of personal data outside of the EU and the UK, in particular to the United States in compliance with European data protection laws. The EU-U.S. and the Swiss-U.S. Privacy Shield frameworks allowed U.S. companies to self-certify to the U.S. Department of Commerce and publicly commit to comply with specified requirements to import personal data from the EU and Switzerland. In July 2020, the Court of Justice of the EU ruled that the EU-U.S. Privacy Shield is an invalid transfer mechanism, which was one of the primary mechanisms used by U.S. companies to import personal information from Europe in compliance with the GDPR’s cross-border data transfer restrictions, and raised questions about whether the EC’s SCCs, one of the primary alternatives to the Privacy Shield, can lawfully be used for personal information transfers from Europe to the United States or most other countries. Similarly, the Swiss Federal Data Protection and Information Commissioner has opined that the Swiss-U.S. Privacy Shield is inadequate for transfers of data from Switzerland to the U.S, and the UK Information Commissioner’s Office has stated that the Privacy Shield framework is inadequate for transfers from the UK to the U.S. At present, there are few, if any, viable alternatives to the SCCs and, therefore, there is uncertainty regarding how to lawfully transfer personal data from EU or the UK to the U.S. and other third countries. Failure to comply with the GDPR’s and UK’s cross-border data restrictions may increase our exposure to its heightened sanctions and limit our ability to collaborate with service providers and other companies subject to European and UK data protection laws.

If we are investigated by a European data protection authority, we may face fines and other penalties. Any such investigation or charges by European data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or pharmaceutical partners. We may also experience hesitancy, reluctance, or refusal by European or multi-national clients or pharmaceutical partners to continue to use our products due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law, including the GDPR. Such clients or pharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Any of the foregoing could materially harm our business, prospects, financial condition, and results of operations.

We are also subject to evolving European privacy laws on electronic marketing and cookies. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation. While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process. In February 2021, the EU Member States reached agreement on the European Council’s negotiating mandate for the European Parliament. While the final draft of the e-Privacy Regulation is closer to being finalized it is unlikely that the new ePrivacy Regulation will come into effect before 2023. Preparing for and complying with the ePrivacy Regulation (if and when it becomes effective) has required and will continue to require us to incur substantial operational costs and may require us to change our business practices.

Despite our efforts to bring practices into compliance with the GDPR and before the effective date of the ePrivacy Regulation, we may not be successful either due to internal or external factors such as resource allocation limitations. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects, consumer associations or others.

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

We may acquire companies, businesses and products that complement or augment our existing business. We may not be able to integrate any acquired business successfully or operate any acquired business profitably. Integrating any newly acquired business could be expensive and timeconsuming. Integration efforts often take a significant amount of time, place a significant strain on managerial, operational and financial resources, result in loss of key personnel and could prove to be more difficult or expensive than we predict. The diversion of our management’s attention and any delay or difficulties encountered in connection with any future acquisitions we may consummate could result in the disruption of our on-going business or inconsistencies in standards and controls that could negatively affect our ability to maintain third-party relationships. Moreover, we may need to raise additional funds through public or private debt or equity financing, or issue additional shares, to acquire any businesses or products, which may result in dilution for shareholders or the incurrence of indebtedness.

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

Actions of activist shareholders could cause us to incur substantial costs, divert our management’s and our directors’ attention and resources, and have an adverse effect on our business and trading price.

From time to time, we may be subject to proposals by shareholders urging us to take certain corporate actions or to nominate certain individuals to our board of directors. If activist shareholder activities by shareholders ensue, our business could be adversely affected, as responding to actions by activist shareholders can be costly and time-

consuming, disrupt our operations and divert the attention of management and directors. For example, we may be required to retain the services of various professionals to advise us on activist shareholder matters, including legal, financial, and communications advisors, the costs of which may negatively impact our future financial results. In addition, perceived uncertainties as to our future direction, strategy or leadership created as a consequence of activist shareholder initiatives may result in the loss of potential business opportunities, harm our ability to attract new investors, customers, and employees, and cause the price of our ADSs to experience periods of volatility or stagnation.

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, such as:

●	fluctuations in foreign currency exchange rates;
●	potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;
●	potential changes to the accounting standards, which may influence our financial situation and results;
●	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
●	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;
●	difficulties in attracting and retaining qualified personnel;
●	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;
●	rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and
●	tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

Unforeseen or catastrophic events, including extreme weather events and other natural disasters, man-made disasters or the emergence of epidemics, could cause a disruption in our operations or other consequences that could have a material adverse effect on our financial condition and results of operations.

The occurrence of unforeseen or catastrophic events, including extreme weather events and other natural disasters, man-made disasters, geopolitical and other economic and political conditions or events (such as the developing armed conflict between Russia and Ukraine) or the emergence of epidemics, depending on their scale, may cause different degrees of damage to the national and local economies and could cause a disruption in our operations and have a material adverse effect on our financial condition and results of operations. Russia invaded Ukraine in February 2022 which has resulted in significant uncertainty and may cause the market price and demand for our ADSs or ordinary shares to fluctuate substantially. Man-made disasters, pandemics, and other events connected with the regions in which we operate could have similar effects. If a natural or man-made disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as clinical trial sites or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business.

The ongoing military conflict between Russia and Ukraine and other macroeconomic factors could adversely impact our business, including our commercial operations, clinical development activities and clinical trials.

We currently have ongoing clinical studies for filgotinib with CROs located in Ukraine and Russia. If our CROs experience significant or extended disruptions to their business due to the military conflict in Ukraine and the sanctions against Russia, it could result in delays in our clinical development activities. This conflict could cause extended periods of time in which trials are suspended, sustained difficulties enrolling patients in clinical trials and/or disruptions to ongoing trials based on the attrition of patients, facility closures or limitations on the use of hospitals as clinical trial sites and governmental restrictions on “non-essential” procedures and activities, any of which may further delay our clinical development plans and timelines and also may impact the integrity of our clinical trial data for ongoing trials. This conflict may also include interruptions in FDA operations or the operations of comparable foreign regulatory agencies, which may in turn impact our timelines for receiving regulatory approvals and feedback.

The impact on ongoing pivotal studies such as DIVERSITY 1 will remain limited. We continue to monitor the situation and are taking measures to mitigate the impact on our ability to conduct clinical development activities. Interruptions or delays in our and our CROs’ ability to meet expected clinical development deadlines or to comply with contractual commitments with respect to the same, including timelines around preclinical studies and planned clinical trials, could lead to delays in our overall developmental and commercialization timelines, which would adversely impact our ability to conduct clinical development activities and complete them on a timely basis. Since February 24, 2022, we have extended the focus of the business continuity plan to closely monitor each program in context of the currently ongoing Ukraine-Russia crisis and the associated specific regulatory, institutional, and government guidance and policies.

Our business, results of operations and future growth prospects could be materially and adversely affected by the ongoing COVID-19 pandemic.

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

In addition, we may take temporary precautionary measures intended to help minimize the risk of the virus to the physical health and mental health of our employees, including temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide for our employees, and discouraging employee attendance at industry events and in-person work-related meetings, which could negatively affect our business. The COVID-19 pandemic may also cause delays in regulatory approvals.

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

As of December 31, 2021, we had cumulative carry forward tax losses of €556.9 million in Belgium, €66.2 million in France, and €12.5 million related to the other entities of our company. These are available to carry forward and offset against future taxable income for an indefinite period in Belgium and France, but €2.8 million of these tax loss carryforwards in the United States will expire between 2028 and 2034. If we are unable to use tax loss carryforwards to reduce future taxable income, our business, results of operations and financial condition may be adversely affected. As a company active in research and development in Belgium and France, we have benefited from certain research and development incentives including, for example, the Belgian research and development tax credit and the French research tax credit (crédit d’impôt recherche). These tax credits can be offset against Belgian and French corporate income tax due, respectively. The excess portion may be refunded as from the end of a five-year fiscal period for the Belgian research and development incentive, and at the end of a three-year fiscal period for the French research and development incentive. The research and development incentives are both calculated based on the amount of eligible research and development expenditure. The Belgian tax credit represented €21.7 million for the year ended December 31, 2019, and €21.7 million for the year ended December 31, 2020, and €20.9 million for the year ended December 31, 2021. The French tax credit amounted to €12.4 million for the year ended December 31, 2019, and €12.4 million for the year ended December 31, 2020, and €12.4 million for the year ended December 31, 2021. The Belgian and/or French tax authorities may audit each research and development program in respect of which a tax credit has been claimed and assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and, should the Belgian and/or French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the Belgian and/or the French government decide to eliminate, or reduce the scope or the rate of, the research and development incentive benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

As a company active in research and development in Belgium, we also expect to benefit from the innovation income deduction, or IID, in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective tax rate than other revenues. The effective tax rate can thus be reduced up to 3.75%. At the end of 2021 we had €301.3 million of carry-forward IID in Belgium.

On December 22, 2021, the European Commission has published its proposal for a Council Directive on ensuring a global minimum level of taxation for multinational groups in the Union, proposing to lay down rules for ensuring a minimum level of effective corporate taxation of large multinational groups and large-scale purely domestic groups operating in the Single Market, which are consistent with the agreement reached by the OECD/BEPS Inclusive Framework on October 8, 2021, and follow closely the OECD Model Rules agreed by the Inclusive Framework and published on December 20, 2021 (the so-called “Pillar II”). The aim of the proposal is to realize a 15% global minimum effective tax rate at country-per-country level. At this stage, no carve-out for patent box regimes or R&D incentives is included in the proposal, hence if and when adopted in a (materially) unchanged version, this proposal could have a significant impact on the company’s effective tax rate and/or tax attributes. The proposal is however still subject to an agreement between the Member States.

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

Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, among others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of July 23, 1990, or the Parent-Subsidiary Directive, or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions. Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.-Belgium Tax Treaty. The U.S.-Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers that are the beneficial owner of the dividend income concerned, provided that the U.S. taxpayer meets the limitation on benefits conditions imposed by the U.S.-Belgium Tax Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Tax Treaty. The 5% withholding tax applies in case where the U.S. shareholder, beneficial owner of the income, is a company which holds at least 10% of the shares in the company. A 0% Belgian withholding tax applies when the shareholder, beneficial owner of the income, is a U.S. company which has held directly at least 10% of the shares in the company for at least 12 months on the date the dividend is declared, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation on benefits conditions as imposed by the U.S.-Belgium Tax Treaty.

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2021 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. Because we were a PFIC for our 2021 taxable year, this could result in adverse U.S. tax consequences to certain U.S. holders.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Our status as a PFIC depends on the composition of our income and the composition and value of our assets (for which purpose the total value of our assets may be determined in part by reference to the market value of the ADSs and our ordinary shares, which are subject to change) from time to time. Because we were a PFIC for the 2021 taxable year, certain U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, losing the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. See “Item

10.E.—Taxation—Certain Material U.S. Federal Income Tax Considerations to U.S. Holders—Passive Foreign Investment Company Considerations.”

Based upon the value of our assets, including any goodwill, and the composition of our income and assets, we believe that we were a PFIC for our 2021 taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years. Because we were a PFIC for the 2021 taxable year, we will provide information necessary for our U.S. holders to make a “qualified electing fund,” or QEF, election with respect to us for the 2021 taxable year and expect to provide such information for any subsequent year if we believe we are a PFIC. We will provide such information on our website.

We believe that we were not a controlled foreign corporation, or CFC, for U.S. federal income tax purposes for the 2021 taxable year. If we were to qualify as a CFC, this could result in adverse U.S. federal income tax consequences to certain U.S. holders.

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

We do not believe that we were a CFC for the taxable year ended December 31, 2021. Furthermore, because of recent changes pursuant to the Tax Cuts and Jobs Act, it is possible that our non-United States subsidiaries will be CFCs for the taxable year ended December 31, 2021 (or future taxable years) even if we are not a CFC for such taxable year(s). However, we cannot provide any assurances regarding our status or the status of our subsidiaries as a CFC for the 2021 taxable year or any future taxable years. U.S. holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC, we generally will not be treated as a PFIC with respect to those U.S. holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

We may be forced to repay the technological innovation grants if we fail to comply with our contractual obligations under the applicable grant agreements.

We have received several technological innovation grants to date, totaling €33.5 million as of December 31, 2021, to support various research programs from an agency of the Flemish government to support technological innovation in Flanders. These grants carry clauses which require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. If we fail to comply with our contractual obligations under the applicable technological innovation grant agreements, we could be forced to repay all or part of the grants received. Such repayment could adversely affect our ability to finance our research and development projects. In addition, we cannot ensure that we will then have the additional financial resources needed, the time or the ability to replace these financial resources with others.

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

The market price of the ADSs could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

●	actual or anticipated fluctuations in our financial condition and operating results;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	competition from existing products or new products that may emerge;
●	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;
●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
●	issuance of new or updated research or reports by securities analysts;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us; share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	additions or departures of key management or scientific personnel;
●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;
●	changes to coverage policies or reimbursement levels by commercial third-party payers and government payers and any announcements relating to coverage policies or reimbursement levels;
●	announcement or expectation of additional debt or equity financing efforts;

●	sales of the ADSs by us, our insiders or our other shareholders; and
●	general economic and market conditions.

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

Our executive officers, directors, current 5% or greater shareholders and their affiliated entities, including Gilead Sciences, Inc. and its affiliates, together beneficially own approximately 38.55% of our ordinary shares, including shares in the form of ADSs. This concentration of ownership might have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the public market, the trading price of the ADSs could decline significantly. As of March 15, 2022, 48,845,244 shares were eligible for sale in the public market, 520,247 of which shares were held by directors, executive officers and other affiliates and are subject to volume limitations under Rule 144 under the Securities Act. In addition, the ordinary shares subject to outstanding warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. We have filed registration statements on Form S-8 with the SEC covering ordinary shares available for future issuance under our warrant plans. Sales of a large number of the shares issued under these plans in the public market could have an adverse effect on the market price of the ADSs.

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

In accordance with the Belgian Companies Code, our articles of association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis for any issue for cash of new shares, convertible bonds or subscription rights that are exercisable for cash, unless such rights are cancelled or limited either by resolution of our shareholders’ meeting or by our supervisory board in the framework of the authorized capital, as described below. The extraordinary shareholders’ meeting authorized the board of directors to increase the share capital of Galapagos NV, in one or several times, and under certain conditions set forth in extenso in our articles of association. We refer to this authority for our board to increase our share capital as our authorized capital. This authorization consists of two parts. A general authorization for capital increases up to 20% of the share capital at the time of convening the shareholders’ meeting of October 22, 2019 (i.e. €67,022,402.04) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. November 13, 2019. A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening the shareholders' meeting of April 25, 2017 (i.e. €82,561,764.93), was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. May 31, 2017. This specific part of the authorized capital can, however, only be used in a number of specific circumstances and upon a resolution of the supervisory board that all independent members within the meaning of article 7:87 of the Belgian Companies Code) approve. As of the date of this annual report, our supervisory board may decide to issue up to 6,691,846 ordinary shares pursuant to the general authorization and 2,535,661 ordinary shares pursuant to the specific authorization, without taking into account however subsequent issuances under our subscription right programs or otherwise. Please see the section of this annual report titled “Item 10.B.—Memorandum and Articles of Association.” Absent renewal by our shareholders of this authorization of the board or absent cancellation or limitation by our shareholders of the preferential subscription rights of our existing shareholders, the requirement to offer our existing shareholders the preferential right to subscribe, pro rata, for new shares being offered may as a practical matter preclude us from timely raising capital on commercially acceptable terms or at all.

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

As a foreign private issuer listed on the Nasdaq Global Select Market, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Belgium, which is our home country, may differ significantly from corporate governance listing standards. For example, neither the corporate laws of Belgium nor our articles of association require a majority of our supervisory board members to be independent and we could include non-independent board members as members of our nomination and remuneration committee, and our independent board members would not necessarily hold regularly scheduled meetings at which only independent board members are present. Currently, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. See the sections of this annual report titled “Item 6—Directors, Senior Management and Employees” and “Item 16G —Corporate Governance.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. As of March 15, 2022, a majority of our executive officers and directors are not U.S. citizens or residents.

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

We are a Belgian public limited liability company. Less than a majority of the members of our supervisory board and members of our management board are residents of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal that are exhaustively listed in Article 25 of the Belgian Code of Private International Law. Actions for the enforcement of judgments of U.S. courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court and if it is satisfied that:

●	the effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;
●	the judgment did not violate the rights of the defendant;

●	the judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;
●	the judgment is not subject to further recourse under U.S. law;
●	the judgment is not compatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be enforced in Belgium;
●	a claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;
●	the Belgian courts did not have exclusive jurisdiction to rule on the matter;
●	the U.S. court did not accept its jurisdiction solely on the basis of either the nationality of the defendant or the location of the disputed goods; and
●	the judgment submitted to the Belgian court is authentic.

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

We are currently operating as a single operating segment. Prior to the disposal of Fidelta we had two reportable segments, R&D and fee-for-service business. On January 4, 2021 however we sold our Croatian subsidiary and fee for service business Fidelta to Selvita, who acquired 100% of the outstanding shares in Fidelta. Due to the disposal of Fidelta (our fee-for-service segment), we have reported this segment as discontinued operations.

Our actual capital expenditures for the years ended December 31, 2019, 2020, and 2021 amounted to €45.7 million, €91.3 million, and €57.9 million respectively. These capital expenditures primarily consisted of land, buildings, laboratory equipment, leasehold improvements, and intangible assets. We anticipate our capital expenditure in 2022 to be financed from our cash reserves. For more information on our capital expenditures, see the section of this annual report titled “Item 5.B.—Liquidity and capital resources—capital expenditures.”

B.     Business overview

We are an integrated biopharmaceutical company active in the discovery, development, and commercialization of medicines with novel modes of action, several of which are currently in clinical development in multiple diseases with high unmet medical need. Our highly flexible discovery platform is applicable across many therapeutic areas.

Having achieved approval in the European Union, Great Britain, and Japan for our first ever medicine in RA, and approval in the European Union, and Great Britain in UC, we remain highly committed to progressing our pipeline of drug candidates to address unmet medical needs and improve the lives of millions. We refocused our product portfolio by critically examining the risk profile and breadth of the pipeline.

Our differentiated clinical pipeline includes: 1) preferential JAK1 inhibitor filgotinib, which is approved for the treatment of RA in the European Union, Great Britain, and Japan, approved for the treatment of UC in the European Union and Great Britain and submitted for approval in UC in Japan, and currently in a Phase 3 trial in CD; 2) GLPG3667, a TYK2 inhibitor which showed activity in a Phase 1b study in Pso in 2021; 3) GLPG4399, a SIK3 inhibitor currently in Phase 1; 4) GLPG4716, a chitinase inhibitor in-licensed from OncoArendi, for which we anticipate to start a Phase 2 study in lung fibrosis; and 5) GLPG2737, a CFTR-inhibitor, currently in Phase 2 in ADPKD.

In both our inflammation and fibrosis portfolios, we have multiple novel mechanism of action candidates in early research. These programs are almost exclusively based on inhibiting targets which were identified using our target discovery platform.

Below is an overview of our current key pipeline assets:

Lead programs

Our first approved medicine: Jyseleca (filgotinib): preferential JAK1 inhibitor with a potential best-in-class product profile

In 2021, we made significant progress with our Jyseleca (filgotinib) franchise. In September, we celebrated Jyseleca’s first year on the market following the approval for the treatment of adult patients with moderate to severe active RA in the European Union, Great Britain, and Japan. Following the amended agreement with Gilead from late 2020, we successfully completed the transfer of commercial activities from Gilead, and we are the proud MAH of Jyseleca in the EEA and Great Britain since December 2021. In addition, filgotinib is now also approved in the European Union and Great Britain for the treatment of adult patients with moderate to severe UC, adding a second indication for filgotinib.

After years of hard work by so many, we are very excited to bring a new treatment option to patients living with RA and UC throughout Europe.

The market for anti-inflammatory drugs in Europe is considerable: it is estimated that the inflammation market today in the five largest European markets is worth approximately €6.1 billion, with about 50% of the current market going to RA therapies and about 50% to UC and CD combined.

About Jyseleca in RA

RA is a chronic autoimmune disease that affects more than three million patients in the United States and Europe. RA is characterized by inflammation and degeneration of the joints. Patients suffer from pain, stiffness, and restricted mobility due to a persistent inflammation of multiple joints, ultimately resulting in irreversible damage of the joint cartilage and bone. The current market for RA treatments in the EU5 is approximately €3.3 billion, with 60% of patients treated with advanced therapies, including injectables, biological therapies and tsDMARDS.1

Despite progress in the treatment of RA, there remains a considerable unmet need as sustained remission is rare.2

Oral therapies targeting the Janus kinase (JAK) signaling pathway are approved to treat inflammatory diseases. In 2003, we discovered JAK1 as a novel, differentiated target in an inflammation target discovery assay and subsequently developed filgotinib as a novel small molecule inhibitor with preferential selectivity for JAK1.

Within the commercial space of the RA market in the EU5, we observe an expanding market share for JAK inhibitors, compared to anti-TNF and other biologics. To date there are 4 JAK inhibitors approved for the treatment of RA in EU5, including Jyseleca as a JAK1 preferential inhibitor. The growth of the JAK class can be seen in both the total and dynamic (switchers and naïve patients) market share, as shown in the figure below.

1Targeted synthetic disease-modifying antirheumatic drugs

2Chen Y, et al. Clin Rheumatol. 2019 Mar;38(3):727-738. doi: 10.1007/s10067-018-4340-7. Epub 2018 Oct 19

Regulatory approvals of Jyseleca in RA

In September 2020, Jyseleca (filgotinib 200mg and 100mg) obtained approval in the European Union, Great Britain, and Japan for the treatment of adult patients with moderate to severe active RA.

The European Summary of Product Characteristics for filgotinib, which includes contraindications and special warnings and precautions, is available at www.ema.europa.eu. The interview form from the Japanese Ministry of Health, Labour and Welfare is available at www.info.pmda.go.jp. The individual Great Britain and Northern Ireland Summary of Product Characteristics can be found at www.medicines.org.uk/emc and www.emcmedicines.com/en-GB/northernireland respectively.

In 2020, Gilead received a Complete Response Letter (CRL) from the U.S. FDA for the New Drug Application (NDA) for filgotinib. Consequently, Gilead decided not to advance with resubmission in the U.S. for approval of filgotinib as a treatment for RA.

Commercialization of Jyseleca in RA

In 2021, we took full ownership of the manufacturing and commercialization of Jyseleca in Europe and became MAH in 27 European countries, Iceland, Norway, and Liechtenstein. The medicine is now reimbursed in 14 countries, including the major markets of Germany, France, Spain, Italy, and Great Britain. In Central and Eastern Europe, Portugal, Greece and the Baltic countries, our partner Sobi is responsible for the distribution and commercialization. The graphic below represents the reimbursement progress throughout Europe since approval in September 2020. See details on the Gilead collaboration on filgotinib in “Collaborations”.

Following the amended agreement, Gilead remains responsible for Jyseleca outside of Europe, including in Japan where Jyseleca is approved in RA and is co-marketed with Eisai.

Safety and efficacy in the filgotinib RA development program

Filgotinib has shown favorable results in terms of onset of action, efficacy, safety, and tolerability from the FINCH Phase 3 and DARWIN Phase 2 clinical study programs.

As part of the filgotinib development program we initiated FINCH 4 in RA. The FINCH 4 study is a multi-center, open-label, long-term extension study to assess the safety and efficacy of filgotinib in patients with RA, enrolling subjects who completed either FINCH 1, FINCH 2, or FINCH 3 studies.

We and Gilead published integrated safety data from 7 RA studies in Annals of the Rheumatic Diseases (Winthrop et al 2021). Data were integrated from 3 Phase 3 studies (FINCH 1–3), 2 Phase 2 studies (DARWIN 1, 2), and 2 long-term extension studies (DARWIN 3, FINCH 4) including up to 5.6 years of filgotinib exposure, and over a median of 1.6 years. In this pooled analysis, filgotinib was well-tolerated, and no new safety concerns were identified. Adverse events of MACE and DVT/PE were rare and occurred in similar numbers among all treatment groups, and with similar incidence rate across dose groups. The data highlight the acceptable safety and tolerability profile of filgotinib as monotherapy and in conjunction with MTX/csDMARDs2 in RA.

In animal toxicology studies in the preclinical phase, filgotinib at an exposure dose above the approved dose in humans induced adverse effects on semen parameters. Consequently, Gilead and Galapagos committed to conducting dedicated male patient semen analysis studies in RA, AS, and PsA patients, called MANTA-RAy and in UC and CD patients called MANTA, concurrent to all Phase 3 programs.

In March 2021, we were pleased to report on the primary endpoint with the MANTA and MANTA-RAy studies investigating the effect on semen parameters, indicating that 8.3% of patients on placebo and 6.7% of patients on 200mg filgotinib had a 50% or more decline in sperm concentration at week 13.

2 csDMARD, conventional synthetic disease-modifying antirheumatic drugs

About Jyseleca in UC

UC is an inflammatory bowel disease resulting in ulcerations and inflammation of the inner layer of the colon and rectum. The current market for UC treatments is estimated at ~€1.0 billion in the five largest European markets.

Biologic therapies for UC were dominated by tumor necrosis factor (TNF) antagonists for nearly 20 years, but anti-integrin and anti-interleukin (IL)-12/IL-23 antibodies have recently become available. Although the introduction of advanced therapies has improved the treatment of some patients, 30% of patients do not respond to treatment,1 and 19% to 59% of initial responders don’t have a sustainable treatment response.2, 3 Therefore, the medical need for improved treatment efficacy with additional treatment options remains high.

1 Allez M et al. Report of the ECCO pathogenesis workshop on anti-TNF therapy failures in inflammatory bowel diseases: definitions, frequency and pharmacological aspects. J Crohns Colitis. 2010 Oct;4(4):355-66

2Ma C et al. Outpatient Ulcerative Colitis Primary Anti-TNF Responders Receiving Adalimumab or Infliximab Maintenance Therapy Have Similar Rates of Secondary Loss of Response. J Clin Gastroenterol. 2015 Sep;49(8):675-82

3Ma C et al. Outpatient Ulcerative Colitis Primary Anti-TNF Responders Receiving Adalimumab or Infliximab Maintenance Therapy Have Similar Rates of Secondary Loss of Response. J Clin Gastroenterol. 2015 Sep;49(8):675-82

Commercialization and regulatory progress of Jyseleca in UC

Following approval of Jyseleca (200mg) for the treatment of adults with moderate to severe UC in the European Union in 2021 and in January 2022 in Great Britain, Jyseleca is now launched in UC in Germany and the Netherlands, with roll-out throughout the rest of Europe anticipated this year.

The European Summary of Product Characteristics for filgotinib, which includes contraindications and special warnings and precautions, is available at www.ema.europa.eu. The individual Great Britain and Northern Ireland Summary of Product Characteristics can be found at www.medicines.org.uk/emc and www.emcmedicines.com/en-GB/northernireland respectively.

Gilead is responsible for Jyseleca outside Europe and submitted the new drug application in Japan for filgotinib in UC to the Pharmaceuticals and Medical Devices Agency (PMDA) in the first half of 2021. A decision on its potential approval is anticipated in the first half of 2022.

Safety and efficacy in the filgotinib UC development program

Filgotinib 200mg has shown favorable results in terms of rapid onset of action, efficacy, safety, and tolerability from the SELECTION Phase 3 program in patients with moderate to severe UC. The SELECTION Phase 3 data (Feagan et al. 2021) were published in The Lancet.

Both in biologic-naïve and in biologic-experienced patients a rapid onset of action for filgotinib 200mg at week 2, with a sustained effect up to 10 weeks, was observed in a pre-specified exploratory analysis of the SELECTION study. The graph below shows the rapid onset in both cohorts using the partial Mayo Clinic Score.

Rapid response with symptom relief from week 2

Induction (SELECTION)

biologic-naïve
biologic-IR
CFB in partial MCS (+/-SE)
0.1
0.0
-0.5
-1.0
-1.5
-2.0
-2.5
-3.0
-3.5
-4.0
Baseline
week 2
week 4
week 6
week 10
*
Placebo (N=137)
Filgotinib 200mg (N=245)
Placebo (N=142)
Filgotinib 200mg (N=262)

Results from a pre-specified exploratory analysis
* P < .05 filgotinib vs placebo (nominal p-values)
Biologic-IR: biologic-inadequate response, CFB: change from baseline, partial MCS: partial Mayo Clinic Score
Partial Mayo Clinic Score is based on all MCS subscores except for the endoscopy score

Additionally, data from a post hoc analysis of the maintenance study showed a greater proportion of biologic-naïve and biologic-experienced patients receiving filgotinib 200mg maintained clinical remission up to 58 weeks versus those receiving placebo (37% versus 11% p<0.001) and had histologic remission (38% versus 13% p<0.001), 6-month corticosteroid-free clinical remission (27% versus 6% p<0.01), as shown in the graph below, and published in The Lancet (Feagan et al. 2021).

We presented a set of new data from the SELECTION study and SELECTION long-term extension study in UC at the European Crohn’s and Colitis Organisation (ECCO) 2022 annual conference. The key findings were:

(1)	Continued treatment with filgotinib for up to additional 96 weeks in the long-term extension study was effective in maintaining long-term improvements in UC symptoms;
(2)	Retreatment with filgotinib upon interruption, resulted in recovery of efficacy in most patients and that filgotinib was well tolerated with no new safety concern;
(3)	Filgotinib’s efficacy profile was consistent and the safety profile acceptable regardless of the age group, analysing patients with up to 75 years of age;
(4)	Filgotinib was able to achieve the high bar of efficacy as defined by a combined endpoint of clinical and quality of life (QoL) remission, endoscopic and biomarker improvement.

Furthermore, additional safety data from the SELECTION studies were presented at the 16th European Crohn’s and Colitis Organisation (ECCO) 2021 virtual congress (Schreiber et al. 2021). Data were analyzed from the SELECTION induction, maintenance, and long-term extension study with a cumulative treatment exposure of 1,207 patient years for filgotinib 200mg versus 318 patient years for placebo, showing results consistent with the original induction and maintenance studies, where filgotinib was well tolerated in patients with moderately to severely active UC.

About filgotinib in CD

FITZROY Phase 2 and global DIVERSITY Phase 3 program in CD

CD is an IBD of unknown cause, resulting in chronic inflammation of the gastrointestinal (GI) tract with a relapsing and remitting course. The market today for CD treatments is estimated to approximately €1.8 billion in the five largest European markets.

Today, with the most advanced therapies, only 30-40% of CD patients on treatment achieve prolonged clinical remission. There are currently no highly effective oral therapies approved for CD and, like RA, treatment is dominated by injectable, biological treatments including anti-TNF therapies. Anti-TNF agents have improved the management of CD; however, not all patients respond to these drugs, and secondary loss of response during the first year is reported in up to 50% of patients annually in placebo-controlled trials. Therefore, a considerable unmet need remains with existing treatments.

Dysregulation of the JAK signaling pathway has also been associated with CD, which suggests that filgotinib, with its preferential selectivity for JAK1, may offer an attractive alternative for the treatment of CD. It is hypothesized that with preferential inhibition of JAK1, unwanted side effects such as anemia may be reduced. This is of particular importance to IBD patients, who frequently experience fecal blood loss.

The FITZROY Phase 2 trial (NCT02048618) evaluated the efficacy and safety of 200mg once-daily filgotinib in 174 patients with moderate to severe active CD and mucosal ulceration, who were either anti-TNF naive or anti-TNF failures. As reported in The Lancet (Vermeire et al. 2016), the FITZROY trial achieved the primary endpoint of clinical remission at week 10, and filgotinib demonstrated a favorable tolerability profile consistent with the DARWIN trials in RA.

Gilead initiated the Phase 3 DIVERSITY trial (NCT02914561) with filgotinib in CD in November 2016. In October 2021, we announced the completion of patient enrollment with topline data anticipated in the first half of 2023. The DIVERSITY Phase 3 trial investigates the efficacy and safety of 100mg and 200mg filgotinib once-daily compared to placebo in patients with moderate to severe active disease including those with prior antibody therapy failure. The DIVERSITY trial enrolled 1,374 patients from the U.S., Europe, Latin America, Canada, and Asia/Pacific regions. Men and women in the DIVERSITY trial will be randomized to receive placebo, 100mg, or 200mg filgotinib. Due to preclinical findings with filgotinib regarding semen parameters, in the U.S. randomization to 200mg was restricted to male patients who failed at least one anti-TNF therapy and vedolizumab.

Following the amended agreement with Gilead, Galapagos will become the sole sponsor of the DIVERSITY trial and the long-term extension study. The parties intend to complete the transfer no later than 30 June 2022. Under the terms of the agreement and upon completion of the transfer, Gilead will make a one-time payment of $15 million to Galapagos. From 1 April 2022, Galapagos will also be solely responsible for all development costs for DIVERSITY. In addition, if the EMA grants regulatory approval of filgotinib for the treatment of CD based on data from the DIVERSITY trial, then royalties payable by Galapagos to Gilead will be reduced by 30% across all filgotinib indications and will become 5.6 to 10.5% of net sales in Europe. These royalties are payable as of 2024. Gilead remains responsible for commercial activities outside of Europe.

Adjacent to the filgotinib Phase 3 programs, we and Gilead are conducting dedicated studies evaluating the potential impact of filgotinib on semen parameters in male CD and UC patients (MANTA) and in male RA, PsA, and AS patients (MANTA-RAy).

In March 2017, Gilead initiated a Phase 2 study in small bowel CD (DIVERGENCE 1, NCT03046056) and a Phase 2 study in fistulizing CD (DIVERGENCE 2, NCT03077412). Gilead stopped recruitment in DIVERGENCE 1 early, completing the randomized, placebo controlled trial at week 10 for 46 patients, 75% of whom were biologic experienced. Filgotinib demonstrated a similar level of CDAI remission in DIVERGENCE 1 as in the TNF experienced cohort of the FITZROY Phase 2 study in CD (see graph below).

CDAI remission in DIVERGENCE 1

Notes: data on file, CDAI remission = CDAI <150, recruitment for the DIVERGENCE 1 study was stopped early.

Our TYK2 program with GLPG3667

GLPG3667 is a reversible and selective TYK2 kinase domain inhibitor discovered by us.

In 2020, we tested the molecule in a healthy volunteer study. This Phase 1 study was a randomized, double-blind, placebo-controlled dose escalation study evaluating safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) of single and multiple ascending oral doses of GLPG3667 for 13 days. Blood was drawn at multiple time points on Day 1 and on Day 10 and stimulated ex vivo with several cytokines, including IFNα, to analyze the level of inhibition in pSTAT signaling. The Phase 1 data showed an encouraging PK profile for once-daily dosing and PD activity of GLPG3667:

Following these results, we initiated a randomized, placebo-controlled, double-blind Phase 1b study in 31 patients with moderate to severe plaque psoriasis. Patients were randomized in a 1:1:1 ratio to a daily oral dose of GLPG3667 (low dose or high dose) or placebo, for a total of 4 weeks.

In July 2021, we announced positive topline results demonstrating that GLPG3667 was generally well tolerated with a positive efficacy signal at week 4:

●	At week 4, four out of 10 patients in the high dose group had a PASI 50 response, defined as at least a 50% improvement in PASI from baseline, compared to one out of 10 subjects on placebo. There were no subjects with a PASI 50 response on the low dose of GLPG3667. The 4 responders in the high dose group of GLPG3667 achieved a 52%, 65%, 74% and 81% improvement respectively in their PASI scores from baseline, while the subject randomized to placebo improved by 52%. Positive efficacy signals were also observed with the high dose for other endpoints, including affected Body Surface Area and physician and patient global assessment, versus placebo at week 4.

●	One subject in the low dose group interrupted participation in the study for one day for exacerbation of psoriasis. The majority of treatment related adverse events (AEs) were mild in nature and transient. There were no deaths or serious adverse events (SAEs) in this 4-week study.

We are currently completing a dose escalation Phase 1 study to determine the optimal dose to progress into a Phase 2 program, which is planned in 2022.

Our SIK program

The Salt-Inducible Kinases (SIKs) belong to a novel target class in inflammation which we discovered with our target discovery platform. The search for this novel target class started with the ambition to find new anti-inflammatory drug candidates with a favorable efficacy and safety profile relative to existing therapies. Although significant progress has been made with novel therapies in recent years, for instance in psoriasis, there remains a high unmet need for diseases related to overactive inflammation in joints, the bowel, and other organs.

Molecules discovered by us and which inhibit the different members of the SIK family have shown the potential to modulate anti-inflammatory cytokines and pro-inflammatory cytokines. Targeted and selective inhibition of SIK proteins brings an opportunity to restore the immune balance that is typically out of balance in autoimmune diseases. This approach brings potential differentiation from existing therapies that predominantly act by suppressing the immune system (see figure below)

SIK portfolio

The family of SIKs contains three targets: SIK1, SIK2 and SIK3. In our search for compounds acting on these targets, over 5,000 molecules were synthesized leading to more than 11 different chemical series with multiple selectivity profiles. Our first efforts in the space led to compound GLPG3312, a pan-SIK inhibitor, that was tested in Phase 1 and soon thereafter replaced by a more selective SIK2/3 compound GLPG3970. We initiated a series of early-stage clinical trials with GLPG3970 and reported the first topline results in July 2021. These initial results resulted in proof-of-mechanism data, elucidating the role of SIKs in inflammation. GLPG4399, a selective SIK3 inhibitor, is in Phase 1, whereas tissue selective SIK2/3 inhibitor GLPG4605 and other SIK inhibitors are advancing preclinically (see figure below). Several other compounds with different profiles are being explored in discovery.

GLPG3970: encouraging Phase 1 data

Following positive results across a range of preclinical models, we evaluated GLPG3970 in a Phase 1 single and multiple ascending dose study which demonstrated that GLPG3970 was well tolerated. In addition, GLPG3970 had a dose-dependent effect on two key cytokines representative for its dual mode of action (see figure below). The pro-inflammatory cytokine, TNFα, decreased with increased compound dosing (left). The anti-inflammatory cytokine, IL-10, increased (right) with increasing compound dosing.

.

Pioneering role of SIKi in inflammation

We evaluated GLPG3970, in three randomized, placebo-controlled, double-blind studies: i) a Phase 1b study in patients with moderate to severe psoriasis and ii) two Phase 2a studies in patients with moderate to severely active UC and RA. GLPG3970 or placebo were administered orally once-daily for 6 weeks. The main objectives of the studies were to evaluate the safety and tolerability of GLPG3970 as well as early signs of biological and clinical activity.

Across the three studies, GLPG3970 was generally safe and well tolerated. There were no deaths nor serious adverse events, and the majority of treatment emergent adverse events (TEAEs) were mild or moderate in nature.

CALOSOMA Phase 1b study in psoriasis

This randomized placebo-controlled study enrolled 26 patients with moderate to severe psoriasis.

At week 6, four out of 13 patients on GLPG3970 had a PASI 50 response, defined as at least a 50% improvement of baseline PASI, compared to none on placebo. Specifically, the four responders achieved 50%, 50%, 56%, and 77% improvement in their PASI scores from baseline, reaching statistical significance compared to placebo (p=0.002) at week

6. Positive signals of clinical activity were also consistently observed for other endpoints, including affected Body Surface Area and physician and patient global assessment, versus placebo at week 6

SEA TURTLE Phase 2a study in UC

This randomized placebo-controlled study enrolled 31 biologic-naïve patients with moderate to severely active UC.

At week 6, positive signals on objective parameters such as endoscopy, histology, and fecal calprotectin were observed in patients treated with GLPG3970. These findings did not translate in a differentiation from placebo on change from baseline in the total Mayo Clinical Score (MCS), the primary endpoint of this 6-week study (GLPG3970 -2.7, placebo -2.6). Seven out of 18 patients on GLPG3970 who underwent endoscopy at week 6 met the criteria for Endoscopic Improvement, defined as a score of 0 or 1 on the endoscopic response score, compared to one out of 9 patients on placebo. The robustness of these signals will be further examined by assessing the correlation to histological endpoints and tissue biomarker data.

LADYBUG Phase 2a study in RA

This randomized placebo-controlled study enrolled 28 patients with moderate to severely active RA and an inadequate response to methotrexate.

At week 6, patients on GLPG3970 showed no differentiation from placebo on change from baseline in DAS28 (CRP) response (GLPG3970 -1.29, placebo -1.24), nor on most other efficacy endpoints.

Outlook SIK portfolio

From these three clinical studies we learned that the SIK pathway has the potential to play an important role in inflammation and confirms the therapeutic potential of SIK inhibitors in inflammatory diseases. Although we will not progress GLPG3970 into clinical development, the study results are an essential part of the broad evidence package that we are assembling on our SIK program. This strengthens our understanding of the best approach going forward. Today, we have several molecules targeting SIK2 and SIK3 with higher potency, as well as more selective molecules acting on SIK2 and SIK3 combined, that we aim to advance. Generating data with relative inhibition of SIK2 versus SIK3 will deepen our knowledge of the safety profile and inform us which isoforms best match with specific inflammatory conditions. We are currently finalizing a Phase 1 study with our SIK3 inhibitor GLPG4399 in healthy volunteers.

Our fibrosis portfolio

Fibrotic disorders represent an area of significant unmet need and we currently focus our R&D efforts on Idiopathic Pulmonary Fibrosis (IPF) and adjacent indications involving lung fibrosis.

About IPF

IPF is a major cause of morbidity and mortality globally. It is a chronic, relentlessly progressive fibrotic disorder of the lungs that typically affects adults over the age of 40. In 2018, 232,000 patients were diagnosed with IPF in the U.S., EU4 & UK and Japan,1 and this population is expected to grow, due to improved diagnosis, the aging population and worsening air pollution. The clinical prognosis of patients with IPF is poor, with median survival at diagnosis only two to four years. There are currently no treatment options available that can reverse or stop the progression of disease and improve the quality of life of patients. Lung transplantation may be an option for some patients with progressive disease and minimal comorbidities.

Esbriet (pirfenidone, marketed by Roche/Genentech) and Ofev (nintedanib, marketed by Boehringer Ingelheim) are approved in the U.S. and Europe for the treatment of mild to moderate IPF, and have been shown to slow the rate of functional decline in IPF. These medicines are gaining ground as the standard of care worldwide with combined sales of $3.5 billion in 2020.2

While these approvals represent a major breakthrough for IPF patients, these novel therapies do not stop the decline in lung function and patients continue to experience disease worsening. Additionally, the adverse effects associated with these therapies are considerable (e.g., diarrhea and liver function test abnormalities with Ofev; nausea and rash with Esbriet). There remains thus a high unmet medical need for patients with IPF.

1 Source: Decision Resources Group, Global Data, Galapagos Custom Research

2 Sales figures from Roche (pirfenidone; Esbriet®) and Boehringer Ingelheim (nintedanib; Ofev®)

GLPG4716

GLPG4716 is a novel, small molecule CHIT1/AMCase dual-inhibitor targeting a key pathway implicated in inflammation and tissue remodeling. Increased chitinase activity has been observed in several inflammatory, fibrotic diseases. We in-licensed GLPG4716 from OncoArendi in November 2020 which we are planning to start a Phase 2 study in lung fibrosis.

Other pipeline

Our CFTR program with GLPG2737 in ADPKD

Autosomal dominant polycystic kidney disease (ADPKD) affects approximately 12.5 million people worldwide and is the fourth leading cause of kidney failure today.1 Typically with this disease, both kidneys enlarge with fluid-filled cysts, leading to kidney failure for approximately half of patients by the age of 60, and requiring dialysis and possibly kidney transplantation.2 Patients may also suffer from hypertension, abdominal pain, kidney infections, cyst ruptures, bleeding, and other symptoms impacting quality of life. Other organs may be affected as well. Treatment is aimed at relieving symptoms and controlling the accompanying hypertension. Currently, only one therapy (tolvaptan3) is available to slow down the progression of cyst development and renal insufficiency; however, not all patients tolerate this therapy.4

GLPG2737 is a Cystic Fibrosis Transmembrane Conductance Regulator (CFTR) inhibitor which was observed to be well tolerated by patients in previous clinical trials. It is hypothesized that inhibition of the CFTR channel might reduce cyst growth and kidney enlargement for patients with ADPKD.

We are currently investigating GLPG2737 in the MANGROVE Phase 2 randomized, double-blind, placebo-controlled trial evaluating a once-daily oral dose of GLPG2737. GLPG2737 or placebo is administered for 52 weeks, followed by an open-label extension period of 52 weeks, in 66 ADPKD patients with rapidly progressing disease. The primary objectives of the trial are to assess the effect on growth of total kidney volume over 52 weeks compared to placebo as well as overall safety and tolerability. The secondary objectives include renal function, pharmacokinetics, and pharmacodynamics.

In November 2021 we announced completion of patient recruitment in the MANGROVE study, with topline results anticipated in the first half of 2023.

1 Chebib F.T., Torres V.E. Autosomal Dominant Polycystic Kidney Disease: Core Curriculum 2016. Am J Kidney Dis. May 2016, 67 (5) 792-810

2 Parfrey P.S., Bear J.C., Morgan J., Cramer B.C., McManamon P.J., Gault M.H., et al. The diagnosis and prognosis of autosomal dominant polycystic kidney disease. N Engl J Med. 1990;323(16):1085–90

3 Jynargue®, Otsuka

4Chebib F.T., Perrone R.D., Chapman A.B., Dahl N.K., Harris P.C., Mrug M., et al. A Practical Guide for Treatment of Rapidly Progressive ADPKD with Tolvaptan. JASN. October 2018, 29 (10) 2458-2470

Our JAK1 program with GLPG0555 in OA

GLPG0555 is a proprietary JAK1 inhibitor currently being evaluated in a randomized, double-blind, placebo-controlled Phase 1b study with readout in 2022. The primary objectives of the study include safety and tolerability of single intra-articular doses of GLPG0555 in healthy volunteers. Secondary objectives include the pharmacokinetics and pharmacodynamics of GLPG0555.

Our JAK1/TYK2 program with GLPG3121

We discovered GLPG3121 as a selective JAK1/TYK2 inhibitor with potential in inflammatory diseases. GLPG3121 is currently being evaluated in a randomized, double-blind, placebo-controlled Phase 1 study to assess the safety, tolerability, and pharmacokinetics in healthy volunteers with a decision to continue further development of the compound expected in 2022.

Our R&D portfolio

We continue to leverage our science and target discovery engine to further broaden our portfolio of candidate medicines. In our pipeline currently 10 programs are in lead optimization, 5 preclinical programs are developed towards testing in humans and 7 are in clinical stage programs.

Our strategy

Our mission is to develop and commercialize first-in-class medicines based on novel targets to improve patients’ lives.

Using human primary cells, we discover which proteins ("targets") play a key role in disease pathways. We then identify and develop small molecules that are designed to inhibit these targets, and thereby positively influence the course of the disease. This approach is designed to address the root cause of the disease rather than just treating symptoms, and has produced a differentiated pipeline of molecules.

In 2021, we became the official Marketing Authorization Holder (MAH) for Jyseleca in the EEA and Great Britain, realizing our ambition to become a fully integrated, independent European biopharma. We are committed to pioneering for patients, with the aim to enrich our product pipeline to address unmet medical needs, both through internal R&D efforts and externally sourced opportunities.

The key elements of our strategy include:

●	Maximize and capture the value of our target discovery platform and our differentiated pipeline based on novel modes of action
We continue to scale-up our target and drug discovery productivity, and as a result of the strategic revision exercise announced in 2021, we set goals to focus and adjust the overall risk profile of our clinical pipeline. We also continue to explore additional modalities of drug therapies, such as PROTACs[1] and oligonucleotides, and are actively collaborating with external research partners to accelerate the innovation process.
●	Grow our Jyseleca franchise in the European Union and Great Britain
We successfully completed the process of becoming MAH of Jyseleca following the amended agreement with Gilead announced in December 2020 and continue the roll-out of Jyseleca in RA and UC throughout the European Union and Great Britain. Patient enrollment for DIVERSITY Phase 3 in CD was completed in October 2021, and we anticipate topline results in the first half of 2023. Gilead remains responsible for sales outside of Europe and obtained approval for filgotinib in RA in Japan in 2020 where it is distributed by co-promotion partner Eisai. Gilead also submitted the application for approval of filgotinib in UC in Japan and anticipates a decision for approval in the first half of 2022.
●	Deploy stringent cost discipline and operational excellence to maintain a strong balance sheet and execute to internal and externally sourced opportunities
Following a strategic review of operations in March 2021, we initiated a cost savings program of €150 million on a full year basis, where more than 50% of these targeted savings were realized in 2021. Meanwhile we diligently evaluate business development opportunities to strengthen our R&D engine and product pipeline.
●	Build long-term value and accelerate our pipeline with our collaboration partner Gilead
In July 2019 we and Gilead entered into a strategic R&D collaboration, giving Gilead access to our innovative portfolio of compounds and our drug discovery platform, in return for a $3.95 billion upfront payment and a $1.5 billion equity investment (including the exercise of warrant A). Gilead is subject to a 10-year standstill, securing our long-term independence, with a lock-up of the full 25.49% of outstanding shares currently held by Gilead until 22 August 2024.

We strongly believe that the long-term collaboration with Gilead is mutually beneficial: we gain access to Gilead’s extensive experience in drug development and commercialization, and Gilead has access to our platform and pipeline, with option rights to our current and future programs outside Europe. If Gilead opts in, the program is co-developed, and Galapagos and Gilead share all costs.

Following the amendment in 2020 of the arrangement for the commercialization and development of filgotinib, we assumed sole responsibility for commercialization of Jyseleca in Europe and for the clinical development for the majority of the ongoing trials with filgotinib. For a more detailed description of the collaboration, see “—Collaborations.”

1 Proteolysis Targeting Chimeras

Versatile target discovery platform

Our target discovery platform provides a significant and substantial competitive advantage as it:

●	closely mimics the in vivo situation through the use of primary human cells with a relevant trigger and readout for a specific disease phenotype;
●	identifies possible points to intervene in a disease pathway by suppressing the expression of an individual protein in these pathways; and
●	enables us to rapidly analyze all of the druggable and non-druggable genes and select pharmaceutically tractable protein targets directly by their ability to regulate key disease biology.

A proof of success of this unique approach is demonstrated with filgotinib which acts on preferential JAK1, a novel target which role in a specific disease was discovered by us using our discovery platform.

The human genome consists of tens of thousands of genes which code for the proteins that make up the human body. Nearly all chronic diseases and disorders are caused by a disruption in the normal function of certain proteins. The main goal of the biopharma industry is to discover and develop molecules that alter the activity or expression of these proteins so that normal function returns and the cause of the disease is minimized or eliminated. One of the main obstacles in discovering new drugs is to understand exactly which of the body’s tens of thousands of proteins play a key role in a particular disease. Once these proteins are discovered, they become targets for drug design. Finding these targets is one of the critical steps in the drug discovery process. Our approach to target discovery is unique as our discovery platform focuses on target identification using primary human cells, and incorporates patient data and pathway screening early on, which we believe is the best way to study the effect that a protein might have on the disease in the human body.

To study proteins in human cells, we take advantage of the distinctive properties of viruses in combination with RNA interference. The virus particle has the capability to infect almost every type of human cell. The virus particles we work with have been engineered to act as a shuttle vehicle, allowing the delivery of specific pieces of DNA into human cells. Additionally, these viruses cannot replicate in the human cells they infect and do not interfere with the processes in the cell. We engineered the viruses to carry small pieces of DNA, specific for individual human genes. When the virus enters the cell, this piece of DNA leads to the production of a short sequence of RNA that is processed in the cell to become “short interfering RNA,” or siRNA, which specifically interferes with the mRNA of the protein it was designed for. As a result, the cells block, or “knock-down,” the production of a certain protein and determine its impact on restoring normal function.

Our drug discovery research is based on the targets discovered using this technology. We started by focusing on 6,000 human genes that belong to the small molecules druggable genome. We are in the process of expanding our expertise with novel technologies such as oligonucleotide-based techniques (antisense (AS) or siRNA) and degrader approaches (Proteolysis Targeting Chimeras or PROTACs). These additions enable us to go broader and explore a broader set, coming closer to the total of 20,000 protein-coding genes. Once a target is validated, we will use the most suitable method to develop a potential therapeutic drug.

In small molecule drug discovery, an assay developed to assess the activity of the target is subjected to large collections of chemical small molecules allowing the identification of chemical structures that interact with the target to block or activate its activity. These chemical structures are then modified to obtain a preclinical candidate, and upon successful optimization and preclinical testing in animal models, the product candidate is tested in humans. Other technologies to modulate relevant targets, such as oligonucleotides or PROTACs, are being explored. In both cases the result is the removal of the target from the cells leading to the prevention of its disease-contributing effects. Based on the properties of the target and its cellular location, one or more modalities are selected and developed.

This discovery approach provides starting points for the discovery and development of drugs with new modes of action. Since 2009, we have generated 49 preclinical candidates. Of these, 24 have entered first-in-human clinical development, 18 of which are believed to have novel modes of action, and 15 entered into patient studies.

In addition to our pipeline of molecules in the clinic, we have multiple discovery programs advancing toward clinical development.

COVID-19 impact

As the COVID-19 pandemic continues, we continue to innovate to accommodate for the new situation and minimize the impact to operations. We closely follow local governmental measures and apply these as appropriate within our organization, guided and supported by our dedicated COVID-19 task force teams. All local and global task force teams meet regularly and make recommendations directly to the COO.

We report the following impacts for 2021:

•	Staff

In 2021, we continued to follow the strict measures put in place to help prevent the spread of the COVID-19 virus and protect the physical and mental health of our staff. We rolled out our global and site-specific business continuity plans and continue to take appropriate recommended precautions.

During lock-down periods, we arranged for essential tasks to be carried out within our facilities. Consequently, the majority of our Research staff continues to work from the office/labs, with periodic exceptions for local lockdowns during which no staff is allowed into the facilities. For those employees coming to the office, we maintain stringent cleaning and sanitation protocols, and we strictly respect social distancing policies at all times in order to minimize risk of exposure.

Based on the learnings from the first year of the pandemic, we piloted and gradually implemented a hybrid working model in 2021, in locations where the ongoing COVID-19 situation and corresponding local governmental measures permitted to do so.

Additionally, we learned that most of the international travel could be replaced by virtual meetings, resulting in improved cost efficiency, a better work-life balance, and a reduced carbon footprint. The positive impact of this forced way-of-working has been retained and has become part of our corporate travel guidance.

•	Research portfolio

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

•	Development portfolio

We have a business continuity plan for our clinical development programs. We closely monitor each program in context of the current global and local situation of the pandemic and the associated specific regulatory, institutional, government guidance and policies related to COVID-19. Within the boundaries of these guidances and policies, and in consultation with our CROs and clinical trial sites, we applied various measures to minimize the impact of the COVID-19 pandemic on our clinical development programs, with the primary aim to ensure the safety of our trial participants and to preserve the data integrity and scientific validity of the trials. These measures were implemented on a case-by-case basis, tailored to the specific study and country needs at any given time, with specific attention paid to vulnerable populations and the use of investigational medicines with immunosuppressive properties. The measures include, amongst others, increased, transparent communication to all stakeholders and the direct supply of investigational medicines to patients. For each clinical trial, we actively monitor and document the impact of COVID-19 to mitigate the study where necessary and to facilitate the interpretation and reporting of results.

•	Filgotinib filing process UC

As of publication of this report, our collaboration partner Gilead had not been informed by the regulatory agency in Japan of approval timeline delays.

•	Manufacturing and supply chain

To date, there has been no COVID-19 impact to the commercial supply of filgotinib. All sites involved in the manufacturing of filgotinib are established sites that currently manufacture other marketed products and are in good standing with the FDA and are GMP certified. Galapagos became marketing authorization holder of filgotinib in the EEA and Great Britain end 2021, and is responsible for manufacturing. The same manufacturing sites as Gilead continue to supply filgotinib except for secondary packaging and labelling for which a new vendor has been selected.

•	Commercial organization

The form of outreach of our commercial teams to physicians and hospitals was impacted by the COVID-19 pandemic and consequent travel restrictions, and thus became partially virtual. The teams invested in digital channels as part of the overall commercial build strategy, and these channels are being utilized during our ongoing commercial launch. Thus far we note no material impact on the relative competitiveness of our commercial operations due to travel restrictions, nor has there been an impact of COVID-19 on our ability to engage in market access discussions. Nevertheless, healthcare systems are under pressure across Europe, increasing the volatility in reimbursement procedures and potentially reducing the number of new therapy options initiated by healthcare providers.

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

As of March 1, 2022, patent rights held by Galapagos NV relating to our product candidates include the following:

Filgotinib product candidate: We have seven U.S. patents claiming filgotinib compositions of matter, salts of filgotinib and methods of treatment using filgotinib, and one pending U.S. patent application. We have two patents granted via the European Patent Office (EPO). Counterpart patent applications are also pending in Australia, Canada, and other foreign countries. The seven issued U.S. patents, two European Patents, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2030, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. For example, supplementary protection certificates have been requested in Europe, and granted amongst others in Germany, the Netherlands, Italy, Portugal with an expiry date of 2035. In addition, we have four granted U.S. patents and one pending U.S. application, with counterpart applications pending in other foreign countries, which are directed to certain physical forms, including polymorphic forms and compositions, of our filgotinib product candidate, and patents, if granted, based on these patent applications are estimated to expire in 2035, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a U.S. patent, with counterpart applications pending in other foreign countries, related to the use of our filgotinib product candidate in cardiovascular disorders. Any patents, if granted, based on these patent applications are estimated to expire in 2036. We additionally have a pending U.S. application, with counterpart pending application in other foreign jurisdictions, which relates to specific methods of treatment using filgotinib. Any patents, if granted, based on this patent application are estimated to expire in 2039. We have a US pending application, with counterpart pending application in other foreign jurisdictions, which relate to solid formulations of a filgotinib salt, and if granted, these patent application would be currently expected to expire in 2038. We have additional patents and pending patent applications directed to the use of compounds related to our filgotinib product candidate and these patents, and patents that may be issued based on these pending patent applications, are currently expected to expire from 2029 to 2033, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We have further patents and pending patent applications directed to directed to certain physical forms, including polymorphic forms and compositions of our filgotinib product candidate, and patents, if granted, based on these patent applications are estimated to expire in 2038.

GLPG0555 product candidate: We have one issued U.S. patent relating to GLPG0555, one patent granted via the EPO, with counterpart foreign patents and patent applications that are pending in Australia, Canada, Japan, China and other foreign countries. These patents and patent applications claim GLPG0555 compositions of matter and methods of treatment using GLPG0555. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2029, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We have additional patents and pending patent applications directed to the use of compounds related to GLPG0555 and these patents, and patents that may be issued based on these pending patent applications, are currently expected to expire in 2029, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG1690 product candidate: We have six issued U.S. patents relating to GLPG1690, two patents granted via the EPO, one pending U.S. patent application, one pending EP application, and counterpart foreign patents and patent applications that are pending or granted in Australia, Canada, and other foreign countries. These patents and patent applications claim GLPG1690 compositions of matter and methods of treatment using GLPG1690. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2034, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG2737 product candidate: We have rights in three issued U.S. patents, as well as counterpart foreign patent applications that are granted in Australia, Europe, Japan, China, Russia, Taiwan, pending in Canada, and other foreign countries claiming GLPG2737 compositions of matter and methods of treatment using GLPG2737, outside the field of CF. Patents, if any, that issue, based on these pending patent applications are estimated to expire in 2036, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a pending application in the U.S., with pending counterpart foreign patent applications in Europe, Japan and other foreign jurisdictions relating to methods of treatment using GLPG2737 in alternative indications. Patents, if any, that issue based on this pending patent application are estimated to expire in 2040.

GLPG3121 product candidate: We have two granted U.S. patents, one patent granted via the European Patent Office (EPO), and foreign granted counterparts in Australia, Japan, China, Russia and other countries. Counterpart foreign patent applications are also pending in India, South Korea and other foreign countries. These patents and patent applications claim GLPG3121 compositions of matter and methods of treatment using GLPG3121. The issued U.S. patent, the European Patent, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2035, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG3312 product candidate: We have a pending U.S. patent application, and one patent granted via the European Patent Office (EPO), as well as counterpart foreign patent applications that are pending in Australia, Canada, Japan and other foreign countries claiming GLPG3312 compositions of matter and methods of treatment using GLPG3312. The issued European Patent, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2038, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG3667 product candidate: We have a pending U.S. patent application, as well as counterpart foreign patent applications that are pending in Australia, Canada, Europe, Japan and other foreign countries claiming GLPG3667 compositions of matter and methods of treatment using GLPG3667. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. We also have three pending applications before the European Patent Office (EPO) relating to improved methods for treating inflammatory disorders using GLPG3667. Any patents, if granted, based on these patent applications are estimated to expire in 2042 (1 application) and 2043 (2 applications), respectively.

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

GLPG4399 product candidate: We have a pending U.S. patent application, as well as counterpart foreign patent applications that are pending in Australia, Canada, Europe, Japan and other foreign countries claiming GLPG4399 compositions of matter and methods of treatment using GLPG4399. Patents, if any, that issue based on this pending patent application are estimated to expire in 2040, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

GLPG4586 product candidate: We have a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries claiming GLPG4586 compositions of matter and methods of treatment using GLPG4586. Patents, if any, that issue based on this pending patent application are estimated to expire in 2041, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions.

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

GLPG4716 product candidate: We have exclusively licensed three U.S. patents, one patent granted via the European Patent Office (EPO), and foreign granted counterparts in Australia, China, Japan and other countries, as well as counterpart foreign patent applications that are pending in Canada, India and other foreign countries claiming GLPG4716 compositions of matter and methods of treatment using GLPG4716. The issued U.S. patent, the European Patent, and any additional patents that are granted based on the pending patent applications are estimated to expire in 2036, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. We also have exclusively licensed rights in a pending U.S. patent application, a pending application under the PCT and corresponding pending foreign counterparts in Taiwan and Argentina, relating to methods of manufacture and specific forms of composition of matter of GLPG4716. Any patents, if granted, based on these patent applications are estimated to expire in 2040.

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

Collaborations

We have entered into multiple collaboration agreements with pharmaceutical partners, which have generated €4,853.8 million ($5,497.5 million converted at EUR/USD closing rate on December 31, 2021) in cash through December 31, 2021 to fund discovery and development. We expect to continue to collaborate selectively with pharmaceutical and biotechnology companies to leverage our discovery platform and accelerate product candidate development. Our current alliances include the alliances with Gilead and the restructured alliance with AbbVie. In December 2020, Servier terminated its alliance with us, which became effective in March 2021.

Option, License and Collaboration Agreement with Gilead

In July 2019, we entered into a 10-year global research and development collaboration with Gilead. We closed the transaction on August 23, 2019.

In connection with our entry into the option, license and collaboration agreement, we received in connection with the closing an upfront payment of $3.95 billion and a €960 million ($1.1 billion) equity investment from Gilead. Under the terms of its equity investment, Gilead nominated two individuals to our board of directors (currently, supervisory board), Dr. Linda Higgins and Mr. Daniel O'Day.

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

In connection with entering into the option, license and collaboration agreement, we amended certain terms of our existing agreement with Gilead governing filgotinib, and in December 2020 and September 2021, we agreed with Gilead to further amend such agreement, as further described in ”Item 4 – Collaborations -- Exclusive collaboration agreement with Gilead for filgotinib.”

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

Exclusive collaboration agreement with Gilead for filgotinib

In December 2015, we entered into a global collaboration agreement with Gilead to develop and commercialize filgotinib for the treatment of inflammatory indications. In connection with entering into the option, license and collaboration agreement with Gilead, in August 2019 we amended and restated this agreement to increase our involvement in filgotinib’s global strategy and participate more broadly in the commercialization of filgotinib in Europe. In December 2020, we agreed to amend this agreement again, as a result of which we have assumed all development, manufacturing, commercialization and certain other rights for filgotinib in Europe through a transition largely completed at the end of 2021. We intend to fully complete the transition by the end of 2022. Gilead retains commercial rights and remains marketing authorization holder for filgotinib outside of Europe, including in Japan.

In connection with our entry into the collaboration agreement, we received in January 2016 an upfront payment of $725 million consisting of a onetime, non-refundable, non-creditable license fee in the amount of $300 million and a $425 million equity investment. In November 2016, Gilead initiated a Phase 3 trial in CD, for which we received a $50.0 million payment. In December 2016, Gilead initiated a Phase 2 trial in UC for which we received a $10.0 million payment. In April 2017, Galapagos initiated a Phase 2 trial in psoriatic arthritis as a new indication, for which we received a $10.0 million payment. In May 2018, Gilead initiated a phase 3 trial in UC for which we received $15.0 million. In December 2019, Gilead initiated a Phase 3 trial in psoriatic arthritis as a new indication, for which we received $10.0 million (€9.1 million). Also in December 2019, Gilead filed an NDA for filgotinib in the U.S. for which we received a $20 million payment in January 2020. In September 2020, Gilead obtained marketing authorization for filgotinib in Europe and Japan for which we received an aggregate payment of $105.0 million (€90.2 million) payment in October 2020. In connection with the agreement that we entered into with Gilead pursuant to the binding term sheet entered into in December 2020 to amend the existing arrangement for the commercialization and development of filgotinib, Gilead has agreed to irrevocably pay Galapagos €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021 an additional €75 million in April 2021 and will pay €50 million in 2022. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. However, we will remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $295 million and sales-based milestone payments of up to $600 million. All payments by Gilead to us are made in U.S. dollars. In September 2021, Gilead and Galapagos agreed to further amend the collaboration agreement. Following such amendment, Galapagos will assume sponsorship of and operational and financial responsibility for the ongoing DIVERSITY clinical study, evaluating filgotinib in CD, and its long-term extension study. Gilead and Galapagos intend to complete the transfer no later than June 30, 2022. Under the terms of the agreement and upon completion of the transfer, Gilead will make a one-time payment of $15 million to Galapagos in consideration for Galapagos assuming responsibility for the DIVERSITY clinical study. From April 1, 2022, Galapagos will also be solely responsible for all development costs for the DIVERSITY clinical study. In addition, if the EMA grants regulatory approval of filgotinib for the treatment of CD based on data from the DIVERSITY trial, then royalties payable by Galapagos to Gilead will be reduced by 30% across all filgotinib indications and will become 5.6 to 10.5% of net sales in Europe. These royalties are payable as of 2024. Gilead remains responsible for commercial activities outside of Europe.

Under the terms of the collaboration, Gilead is primarily responsible for seeking regulatory approval of filgotinib in countries outside of Europe. Pursuant to the amended arrangements agreed in December 2020, we are responsible for commercializing filgotinib in Europe.

Under the amended and restated filgotinib agreement, we agreed on a 50% / 50% cost split for development costs of filgotinib, in lieu of the 20% (us) /80% (Gilead) cost split under the original filgotinib agreement. Beginning on January 1, 2021, we bore the development costs for certain studies, in lieu of the equal cost split contemplated by the 2019 agreement. These studies include the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The existing 50/50 global development cost sharing arrangement will continue for the following studies: SELECTION and its long-term extension study (LTE) in UC, DIVERSITY and its LTE, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn’s disease, pediatric studies and their LTEs in RA, UC and Crohn’s disease, and support for investigator sponsored trials in IBD. Under the 2021 amendment, the 50/50 development cost sharing arrangement will cease for DIVERSITY and its LTE starting from April 1, 2022. As from that date, Galapagos will be solely responsible for all development costs. In consideration for Galapagos assuming responsibility for the DIVERSITY study, Gilead shall make a one-time payment to Galapagos of $15 million in 2022. In addition, if the EMA grants regulatory approval of filgotinib for the treatment of CD based on data from the DIVERSITY trial, then royalties payable by Galapagos to Gilead will be reduced by 30% across all filgotinib indications and will become 5.6 to 10.5% of net sales in Europe. These royalties are payable as of 2024. Gilead remains responsible for commercial activities outside of Europe.

The original filgotinib agreement included a co-promotion / co-commercialization option for filgotinib, which we exercised with respect to eight European countries in December 2017. We agreed in December 2020 with Gilead to transfer the sole right to commercialize filgotinib in Europe to us after a transition period, pursuant to which most activities were transferred to us by December 31, 2021 and that we intend to complete by December 31, 2022. Until December 31, 2021, we continued to share equally with Gilead in the net profit and net losses in each of the Netherlands, Belgium, Luxembourg, France, Germany, Italy, Spain and UK. During this period, this profit and loss sharing replaces our right to receive royalties with respect to filgotinib sales by Gilead in these countries. All commercial economics on filgotinib in Europe transferred to us as of January 1, 2022, subject to payment of tiered royalties of 8 to 15 percent of net sales in Europe to Gilead, starting in 2024, possibly reduced as set forth above in the event of approval of filgotinib for the treatment of CD.

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

Under the amended and restated collaboration agreement, the collaboration was managed by a set of joint committees comprised of equal numbers of representatives from each of us and Gilead. The joint steering committee monitors and provides strategic oversight of the activities under the collaboration and facilitates communications between the parties. The joint development committee oversees and coordinates the development of filgotinib. The joint commercialization committee will oversee commercialization of filgotinib globally, and the shared territory joint commercialization committee will coordinate and integrate the activities of, and facilitate the communication and exchange of information between, us and Gilead with respect to the co-commercialization of filgotinib. Gilead and

Galapagos will jointly prepare the global commercialization strategy. Under the transition and amendment agreement following the 2020 amendment, the joint commercialization committee and the shared territory joint commercialization committee were disbanded and the transition steering committee and joint transition team were created to oversee the transition activities. Under the second amended and restated collaboration agreement following the 2020 amendment, the transition steering committee and joint transition team were disbanded and the Jyseleca Scientific Publication Team and the Communication Points of Contact were created to facilitate the parties publication and communication activities. The filgotinib agreement, as amended, will expire on a country-by-country basis at the end of the royalty term in such country. Upon expiration of the royalty term, the licenses will become fully-paid, perpetual and irrevocable. Either we or Gilead may terminate the filgotinib agreement for the other party’s uncured material breach. Either we or Gilead may terminate the filgotinib agreement in the event of specified insolvency events involving the other party. Gilead may also terminate the filgotinib agreement in its entirety for convenience following a certain period, upon prior written notice.

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

Manufacturing and supply

We currently do not own or operate manufacturing facilities for the production of product candidates for preclinical, clinical, or commercial use. We currently outsource to a limited number of external service providers the production of all drug substances and drug products, and we expect to continue to do so to meet the preclinical and clinical requirements of our product candidates and for the production in support of our commercial sales. We have framework agreements with most of our external service providers, under which they generally provide services to us on a project-by-project basis.

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

In the field of RA, therapeutic approaches have traditionally relied on DMARDS such as MTX and sulphasalazine as first-line therapy. These oral drugs work primarily to suppress the immune system and, while effective in this regard, the suppression of the immune system leads to an increased risk of infections and other side effects. Accordingly, in addition to DMARDS, monoclonal antibodies targeting TNF, like AbbVie’s Humira, or IL-6 like Roche’s Actemra, have been developed. These biologics, which must be delivered via injection, are currently the standard of care as first-line and second-line therapies for RA patients who have an inadequate response to DMARDS. In November 2012, Xeljanz, marketed by Pfizer, was approved by the FDA as an oral treatment of adult patients with RA who have had an inadequate response to, or who are intolerant to, MTX. Xeljanz was approved by the EMA in 2017. Olumiant, a once-daily JAK1/2 inhibitor, marketed by Lilly, was approved by the EMA for RA in 2017 and by the FDA in 2018. A JAK inhibitor called Rinvoq which received approval for use in RA from FDA and EMA in 2019 is marketed by AbbVie. Filgotinib (Jyseleca), developed by us in collaboration with Gilead, is a preferential JAK1 inhibitor approved in 2020 for use in RA in Europe, and Japan. We expect that Jyseleca will compete with all of these therapies now that it is marketed. If generic or biosimilar versions of these therapies are approved, we would also expect to compete against these versions of the therapies.

In the field of IBD, first line therapies are oral (or local) treatments with several low-cost generic compounds such as mesalamine, more effective in UC, and azathioprine, more effective in CD. Steroids such as budesonide are used in both UC and CD. For more advanced therapy, monoclonal antibodies with various targets such as TNF and more recently, integrins such as vedolizumab (Entyvio) are approved. We are also aware of other biologics currently approved or in clinical development for these indications, such as ustekinumab (Stelara), developed by Johnson & Johnson, which is approved for UC and UV, and risankizumab (Skyrizi), developed by AbbVie under regulatory review for CD and under development for UC. Celgene/BMS has a new oral therapy: ozanimod (Zeposia), approved in UC and in Phase 3 in CD. Pfizer’s Xeljanz was approved by the FDA for UC in 2018. Filgotinib (Jyseleca) was approved in 2021 by the EC for UC and currently in Phase 3 for CD. Abbvie’s Rinvoq is under regulatory review for UC and is currently in a Phase 3 trial in CD. The number of treatments for UC and CD, presents a substantial level of competition for any new treatment entering the IBD market. We expect that Jyseleca will compete with all of these therapies now marketed for UC, and when marketed for CD. If generic or biosimilar versions of these therapies are approved, we would also expect to compete against these versions of the therapies.

In the field of Pso, patients with mild to moderate disease are often treated with corticosteroids or other conventional topical therapies such as Vitamin D, retinoids or light therapy. Patients with moderate to severe psoriasis or who do not respond well to conventional therapies are advised to switch to oral drugs or injectables to reduce skin inflammation. These therapies include methotrexate, or more effective biologics such as adalimumab (Humira), infliximab (Remicade), etanercept (Enbrel), ustekinumab (Stelara), certolizumab pegol (Cimzia), secukinumab (Cosentyx), brodalumab (Siliq), infliximab (Avsola/Inflectra/Renflexis), ixekizumab (Talz), guselkumab (Tremfya), risankizumab (Skyrizi). When severe psoriasis is not adequately treated, patients can develop PsA. In the field of PsA, similar treatments as for Pso are used; infliximab (Avsola/Inflectra/Renflexis), certolizumab pegol (Cimzia), abatacept (Orencia), golimumab (Simponi), ustekinumab (Stelara), ixekizumab (Taltz) and guselkumab (Tremfya). Oral medication used for PsA is tofacitinib (Xeljanz) and upadacitinib (Rinvoq) is approved by the EMA and FDA.

In the field of SLE, anti-inflammatory drugs like NSAIDS, corticosteroids, and methotrexate are commonly used to treat lupus symptoms such as fever, arthritis and pleurisy. Belimumab (Benlysta) and recently anifrolumab (Saphnelo) are the only approved drug to treat SLE, and help control disease activity. Voclosporin (Lupkynis) from Aurinia was approval for treatment of lupus nephritis by the FDA and EC. BIIB059 from Biogen, dapirolizumab pegol from UCB/Biogen and obinutuzumab (Gazyva) from Roche are in Phase 3. In terms of oral medication, tofacitinib (Xeljanz) and upadacitinib (Rinvoq) are in Phase 2.In the field of Sjögren’s syndrome, cevimeline (Evoxac) is the only approved drug available.

In the field of AS, therapies approved by FDA and the EC are etanercept (Enbrel), infliximab (Remicade), adalimumab (Humira), golimumab (Simponi), certolizumab (Cimzia), secukinumab (Cosentyx), ixekizumab (Taltz), tofacitinib (Xeljanz) and upadacitinib (Rinvoq). Despite the availability of these treatments, a significant number of AS patients do not achieve low disease activity today.

In the field of OA, there are currently no disease-modifying drugs approved. Current treatment involves weight loss, physical therapy, prednisolone, non-steroidal anti-inflammatory drugs, and pain management. Medivir announced in September 2017 that a Phase 2 trial in patients with knee OA with MIV-711, a cathepsin K inhibitor, demonstrated structural benefit. Sprifermin, a novel recombinant human fibroblast growth factor 18 was developed by Merck KGaA and outlicensed to TrialSpark/High Line Bio. In a Phase 2 trial published in 2018, sprifermin showed to be effective at increasing cartilage thickness in a dose-dependent manner in knee OA patients, with an acceptable safety profile. Biosplice Therapeutics (formerly Samumed) is conducting a Phase 3 program with lorecivivint, an intra-articular approach aimed at the wnt pathway in OA joints. Novartis in-licensed a Phase 2 ready drug M6495 (also ALX-1141 developed as part of an agreement between Merck and Ablynx, which is now a subsidiary of Sanofi), a nanobody aimed at ADAMTS-5, but its status is unknown at the time of the publication. Novartis is as well conducting a Phase 2 study in knee osteoarthritis with LNA043, a ANGPTL3 agonist.

In the field of IPF, there are two approved disease modifying drugs, pirfenidone (Esbriet), marketed by Roche, and nintedanib (Ofev), marketed by Boehringer Ingelheim. These drugs are not well tolerated by patients and prolong life for IPF patients by a matter of months, leaving an unmet medical need for those developing disease-modifying drugs in this field. Fibrogen is running Phase 3 trials with pamrevlumab (anti-CTGF antibody) in IPF patients. Roche has a late-stage contender, RG6354, in Phase 3 for IPF gained through the acquisition of Promedior. PLN-74809 is a αvβ6 and αvβ1 integrin inhibitor from Pliant Therapeutics in Phase 2 for IPF. BI 1015550 (PDE4 inhibitor) from Boehringer Ingelheim, CC-90001 (JNK1 inhibitor) from BMS, Saracatinib (Src kinase inhibitor) from Astrazeneca, GB0139 (TD139) (Galectin-3 inhibitor) from Galecto Biotech, VP01 (AT2 agonist) from Vicore Pharma, BMS-986278 (LPA1 antagonist) from BMS, Setanaxib (GKT831) (NOX1&4 inhibitor) from Calliditas/Genkyotex are all in Phase 2 for IPF.

In the field of ADPKD, there is currently no cure. Symptoms like high blood pressure, pain and kidney stones are treated with conventional medication. In 2018, a first drug tolvaptan (Jynarque, Samsca) to slow down the growth of kidney cysts was approved for patients with rapidly progressing, chronic kidney disease. Bardoxolone from Reata Pharmaceuticals and lixivaptan from Palladio Biosciences are in Phase 3, tesevatinib from Kadmon Corporation and oxypurinol from Xortx Therapeutics are in Phase 2 development. RGLS4326 from Regulus Therapeutics, ANG-3070 from Angion Biomedical and Ricolinostat from BMS is currently being tested in a Phase 1 trial in ADPKD.

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

U.S. regulation

U.S. drug development process

The process of obtaining regulatory approvals and compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, voluntary product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices regulations;
●	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;
●	performance of adequate and well-controlled human clinical trials according to good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug for its intended use;
●	preparation and submission to the FDA of a new drug application, or NDA;
●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP;
●	potential FDA audit of the clinical trial sites that generated the data in support of the NDA; and
●	FDA review and approval of the NDA.

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

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

●	Phase 1. The product is initially introduced into a small number of healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain early evidence on effectiveness. In the case of some products for severe or life- threatening diseases, especially when the product is suspected or known to be unavoidably toxic, the initial human testing may be conducted in patients.
●	Phase 2. Involves clinical trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage and schedule.
●	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit relationship of the product and provide an adequate basis for physician labeling.

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

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be re-submitted with the additional information. The re-submitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an indepth substantive review. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure the product’s identity, strength, quality, and purity. Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA may refer the NDA to an advisory committee for review, evaluation, and recommendation as to whether the application should be approved and under what conditions. An advisory committee is a panel of experts, including clinicians and other scientific experts, who provide advice and recommendations when requested by the FDA. The FDA is not bound by the recommendation of an advisory committee, but it considers such recommendations when making decisions.

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

Post-approval requirements

Any products which we receive FDA approval for are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, tracking and tracing requirements, complying with certain electronic records and signature requirements, and complying with FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. Further, manufacturers must continue to comply with cGMP requirements, which are extensive and require considerable time, resources, and ongoing investment to ensure compliance. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

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

Other healthcare laws and compliance requirements

If we obtain regulatory approval of our products, we may be subject to various federal and state laws targeting fraud, waste, and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing, and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The U.S. laws that may affect our ability to operate include:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or federal civil money penalties statute (as discussed below);
•	U.S. federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent, making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation;
•	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA and its implementing regulations, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose certain obligations, including mandatory contractual terms, on covered healthcare providers, health plans, and healthcare clearinghouses, as well as their business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
•	The U.S. federal Physician Payments Sunshine Act which requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services information related to payments or transfers of value made to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors), physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and teaching hospitals, as well as information regarding ownership and investment interests held by the physicians described above and their immediate family members;
•	federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;
•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and
•	analogous state and laws and regulations in other jurisdictions, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payers, including private insurers, and state and laws in other jurisdiction governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute and False Claims Act, and may apply to our business practices, including, but not limited to, research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state and require the registration of pharmaceutical sales representatives.

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

Patient Protection and Affordable Care Ac and Healthcare Reformt

In March 2010, the Patient Protection and Affordable Care Act, or the Affordable Care Act, was enacted, which includes measures that have or will significantly change the way health care is financed by both U.S. governmental and private insurers. Among the provisions of the Affordable Care Act of greatest importance to the pharmaceutical industry are the following:

●	The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The Affordable Care Act made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of average manufacturer price, or AMP, and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The Affordable Care Act also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by expanding the population potentially eligible for Medicaid drug benefits. In addition, the Affordable Care Act provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program.
●	In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. The Affordable Care Act expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.
●	Expansion of the eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing manufacturers’ Medicaid rebate liability.
●	The Affordable Care Act imposed a requirement on manufacturers of branded drugs to provide a 70% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (increased from 50% pursuant to the Bipartisan Budget Act of 2018, effective as of 2019).
●	The Affordable Care Act imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.
●	A Patient-Centered Outcomes Research Institute was established pursuant to the Affordable Care Act to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.
●	The Affordable Care Act established the Center for Medicare and Medicaid Innovation within CMS, which is charged with testing new, innovative payment and service delivery models.

Since its enactment, there have been judicial, Congressional and executive challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact our business.

In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted:

●	On August 2, 2011, the U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Following the temporary suspension, a 1% payment reduction will occur beginning April 1, 2022 through June 30, 2022, and the 2% payment reduction will resume on July 1, 2022.
●	On January 2, 2013, the U.S. American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers.
●	On April 13, 2017, CMS published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.
●	On May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.
●	On May 23, 2019, CMS published a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020.
●	On December 20, 2019, former President Trump signed into law the Further Consolidated Appropriations Act (H.R. 1865), which repealed the Cadillac tax, the health insurance provider tax, and the medical device excise tax. It is impossible to determine whether similar taxes could be instated in the future.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs. At a federal level, President Biden signed an Executive Order on July 9, 2021 affirming the administration’s policy to (i) support legislative reforms that would lower the prices of prescription drug and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps, and, by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs HHS to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states and Indian Tribes that propose to develop section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and the FDA’s implementing regulations. FDA released such implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On September 25, 2020, CMS stated drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the

Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If implemented, importation of drugs from Canada may materially and adversely affect the price we receive for any of our product candidates. Further, on November 20, 2020 CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates would have been be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. However, on December 29, 2021 CMS rescinded the Most Favored Nations rule. Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed and recent legislation imposed a moratorium on implementation of the rule until January 1, 2026. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. Federal Government will pay for healthcare drugs and services, which could result in reduced demand for our drug candidates or additional pricing pressures.

European Union regulation

Brexit

On June 23, 2016, the electorate in the UK voted in favor of leaving the EU (commonly referred to as “Brexit”), and the UK formally left the EU on January 31, 2020. There was a transition period during which EU pharmaceutical law remained applicable to the UK, which ended on December 31, 2020. However, the EU and the UK have concluded a trade and cooperation agreement, or TCA, which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not foresee wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, Great Britain has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework will continue to apply in Northern Ireland). The regulatory regime in Great Britain therefore currently broadly aligns with EU regulations, however it is possible that these regimes will diverge in future now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation. For example, the new Clinical Trials Regulation which became effective in the EU on January 31, 2022 and provides for a streamlined clinical trial application and assessment procedure covering multiple EU Member States has not been implemented into UK law, and a separate application will need to be submitted for clinical trial authorization in the UK.

Regulation in the European Union

Product development, the regulatory approval process, and safety monitoring of medicinal products and their manufacturers in the EU proceed in much the same manner as they do in the United States. Therefore, many of the issues discussed above apply similarly in the context of the EU. In addition, drugs are subject to the extensive price and reimbursement regulations of the various EU Member States.

Clinical trials

In April 2014, the EU adopted the new Clinical Trials Regulation (EU) No 536/2014), which replaced the Clinical Trials Directive. The Clinical Trials Regulation entered into application on January 31, 2022. The transitory provisions of the Clinical Trials Regulation offer sponsors the possibility to choose between the requirements of the previous Clinical Trials Directive and the Clinical Trials Regulation if the request for authorization of a clinical trial is submitted in the year after the Clinical Trials Regulation became applicable. If the sponsor chooses to submit under the Clinical

Trials Directive, the clinical trial continues to be governed by the Clinical Trial Directive until three years after the Clinical Trials Regulation became applicable. If a clinical trial continues for more than three years after the Clinical Trials Regulation became applicable, the Clinical Trials Regulation will at that time begin to apply to the clinical trial. The Clinical Trials Regulation harmonises the assessment and supervision processes for clinical trials throughout the EU, via a Clinical Trials Information System (CTIS). CTIS contains the centralised EU portal and database for clinical trials foreseen by the Regulation. The EMA sets up and maintains CTIS, in collaboration with the Member States and the European Commission.

The goal of the Clinical Trials Regulation is to create an environment that is favourable to conducting clinical trials in the EU, with the highest standards of safety for participants and increased transparency of trial information. The Regulation requires:

●	consistent rules for conducting clinical trials throughout the EU;
●	information on the authorisation, conduct and results of each clinical trial carried out in the EU to be publicly available.

This will increase the efficiency of all trials in the EU with the greatest benefit for those conducted in multiple Member States. It aims to foster innovation and research, while helping avoid unnecessary duplication of clinical trials or repetition of unsuccessful trials. The key benefits of the Regulation include:

●	harmonised electronic submission and assessment process for clinical trials conducted in multiple Member States;
●	improved collaboration, information-sharing and decision-making between and within Member States;
●	increased transparency of information on clinical trials; and
●	highest standards of safety for all participants in EU clinical trials

The authorisation and oversight of clinical trials remains the responsibility of Member States, with EMA managing CTIS and supervising content publication on the public website.

Marketing approval

Marketing approvals in the EU may be obtained through a centralized, mutual recognition or decentralized procedure. The centralized procedure results in the grant of a single marketing authorization that is valid throughout the Member States, as well as the additional Member States of the European Economic Area (Norway, Iceland and Liechtenstein).

Pursuant to Regulation (EC) No. 726/2004, as amended, the centralized procedure is mandatory for certain products, including those developed by means of specified biotechnological processes, advanced therapy medicinal products (gene therapy, somatic cell therapy, and tissue-engineered products), products for human use containing a new active substance for which the therapeutic indication is the treatment of specified diseases, including AIDS, HIV, cancer, diabetes, neurodegenerative disorders, auto-immune diseases and other immune dysfunctions and viral diseases, as well as products designated as orphan medicinal products. The Committee for Medicinal Products for Human Use, or CHMP, of the EMA also has the discretion to permit other products to use the centralized procedure if it considers them sufficiently innovative or they contain a new active substance or they may be of benefit to public health at the EU level.

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

The CHMP and other committees are also responsible for providing guidelines and have published numerous guidelines that may apply to our product candidates. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of drug products and may include, among other things, the preclinical studies required in specific cases; and the manufacturing and control information that should be submitted in a MAA; and post-approval measures required to monitor patients and evaluate the long-term efficacy and potential adverse reactions. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain approval for any of our product candidates. Following Article 6(3), first subparagraph, of Regulation (EC) No. 726/2004, the maximum timeframe for the evaluation of an MAA by the CHMP under the centralized procedure is 210 days after receipt of a valid application, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of a MAA considerably beyond 210 days. When an application is submitted for a marketing authorization in respect of a drug which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days (not including clock stops), according to Article 14(9) of Regulation (EC) No. 726/2004, but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

If the CHMP concludes that the quality, safety, and efficacy of the product are sufficiently proven, it adopts a positive opinion. This is sent to the European Commission which drafts a decision. After consulting with the Member States, the European Commission adopts a decision and grants a marketing authorization, which is valid for the whole of the EU. The marketing authorization may be subject to certain conditions, which may include, without limitation, the performance of post-authorization safety and/or efficacy studies. Pursuant to Regulation (EC) No. 726/2004, a new marketing authorization is valid for five years and may be renewed for an unlimited period on the basis of a re-evaluation of the risk-benefit balance after submission of a consolidated version of the initial marketing authorization application in addition to the pharmacovigilance data reported and all variations introduced since granting of the marketing authorization. The marketing authorization shall cease to be valid if the grant of such marketing authorization is not followed by the actual launch of the product on the market within three years or, if the product is no longer available on the market for three consecutive years.

Now that the UK (which comprises Great Britain and Northern Ireland) has left the EU, Great Britain will no longer be covered by centralized marketing authorizations (under the Northern Ireland Protocol, centralized marketing authorizations will continue to be recognized in Northern Ireland). All medicinal products with a current centralized marketing authorization were automatically converted to Great Britain marketing authorizations on January 1, 2021. For a period of two years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, the UK medicines regulator, may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a new Great Britain marketing authorization. A separate application will, however, still be required.

European Union legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No. 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, innovative medicinal products approved on the basis of a complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents generic or biosimilar applicants from referencing the innovator’s pre-clinical or clinical trials data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization, for a period eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a compound is considered to be an innovative medicine and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of 10 years of orphan market exclusivity limited to the therapeutic indication for which orphan designation has been obtained—see also “—Orphan Regulation.” Depending upon the timing and duration of the EU marketing authorization process, products may be eligible for up to five years’ supplementary protection certification, or SPC, pursuant to Regulation (EC) No. 469/2009. Such SPCs extend the rights under the basic patent for the drug.

Orphan regulation

In the EU, Regulation (EC) No. 141/2000, as amended, states that a product will be designated as an orphan medicinal product if its sponsor can establish:

●	that (i) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition;
●	(ii) either such condition affects not more than five in ten thousand persons in the EU when the application is made, or where without incentives it is unlikely that the marketing of the product in the EU would generate sufficient return to justify the necessary investment in its development; and
●	(iii)there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, that the product will be of significant benefit to those affected by that condition.

Regulation (EC) No. 847/2000 sets out further provisions for implementation of the criteria for designation of a products as an orphan medicinal product. An application for the designation of a product as an orphan medicinal products must be submitted at any stage of development of the drug before filing of a marketing authorization application.

If an EU-wide centralized marketing authorization in respect of an orphan product is granted or if all the EU Member States have granted marketing authorizations in accordance with the procedures for mutual recognition, the EMA and the Member States will not, for a period of 10 years, accept another application for a marketing authorization, or grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indication, in respect of a ”similar medicinal product”. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. This period may however be reduced to six years if, at the end of the fifth year, it is established, with respect to the product concerned, that the criteria for orphan medicinal product designation are no longer met, such as when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity (cfr. Article 8(s) of Regulation (EC) No. 141/200). Notwithstanding the foregoing, Regulation (EC) No. 141/2000 states that a marketing authorization may be granted, for the same therapeutic indication, to a similar medicinal product if:

●	the holder of the marketing authorization for the original orphan medicinal product has given its consent to the second applicant;
●	the holder of the marketing authorization for the original orphan medicinal product is unable to supply sufficient quantities of the product; or
●	the second applicant can establish in the application that the second product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior.

Other incentives available to orphan medicinal products in the EU include financial incentives such as a reduction of fees or fee waivers and protocol assistance. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of the regulatory review and approval process.

Pediatric investigation plan

An application for marketing authorization of a medicinal product for human use which is not yet authorized in the EU shall be considered valid only if it includes a pediatric investigation plan, or PIP, according to Regulation (EC) No. 1901/2006, unless a waiver or deferral applies (for example if the disease or condition for which the product is intended occurs only in adult populations). The PIP or the application for waiver shall be submitted with a request for agreement, except in duly justified cases, early during the product development phase and not later than upon completion of the human pharmacokinetic studies in healthy subjects. In any case, submission of the PIP cannot be after initiation of pivotal trials or confirmatory (Phase 3) trials. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought.

The Pediatric Committee, or PDCO, a scientific committee of the EMA, shall assess the content of any PIP, waivers and deferrals for a medicinal product submitted to it in accordance with the regulation on medicinal products for pediatric use and formulate an opinion thereon. If a marketing authorization is obtained and trial results in accordance with an agreed PIP are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension. In the case of orphan medicinal products, a two year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Manufacturing and manufacturers’ license

Pursuant to Directive 2003/94/EC, as transposed into the national laws of the Member States, the manufacturing of investigational medicinal products and approved products is subject to a separate manufacturer’s license and must be conducted in strict compliance with cGMP requirements, which mandate the methods, facilities, and controls used in manufacturing, processing, and packing of drugs to assure their safety and identity. Manufacturers must have at least one qualified person permanently and continuously at their disposal. The qualified person is ultimately responsible for certifying that each batch of finished product released onto the market has been manufactured in accordance with cGMP and the specifications set out in the marketing authorization or investigational medicinal product dossier. cGMP requirements are enforced through mandatory registration of facilities and inspections of those facilities. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

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

Advertising

In the EU, the promotion of prescription medicines is subject to intense regulation and control, including EU and national legislation as well as self-regulatory codes (industry codes). Advertising legislation inter alia includes a prohibition on direct-to-consumer advertising of prescription only medicinal products. All prescription medicines advertising must be consistent with the product’s approved summary of product characteristics, and must be factual, accurate, balanced and not misleading. Advertising of prescription medicines to healthcare professionals pre-approval or off-label is not allowed.

Some jurisdictions require that all promotional materials for prescription medicines be subjected to either prior internal review and approval or regulatory review and approval.

Collection and use of personal data in the EU

As of May 25, 2018, the General Data Protection Regulation (“GDPR”) regulates the collection and use of personal data in the EU. The GDPR covers any business, regardless of its location, that provides goods or services to residents in the EU and, thus, could incorporate our activities in EU Member States. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information,” which includes health and genetic information of individuals residing in the EU. The GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the EU to regions that have not been deemed to offer “adequate” privacy protections, such as the U.S. currently. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States, which may deviate slightly from the GDPR, may result in warning letters, mandatory audits and financial penalties, including fines of up to 4 percent of global revenues, or €20,000,000, whichever is greater. As a result of the implementation of the GDPR, we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. In addition, once we begin to conduct business in the United Kingdom, we will be subject to stringent data protection laws that are in effect in the UK. As of January 1, 2021, the UK’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain UK specific amendments) into UK law, referred to as the UK GDPR. The UK GDPR and the UK Data Protection Act 2018 set out the United Kingdom’s data protection regime, which is independent from but aligned to the European Union’s data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. Although the UK is regarded as a third country under the EU’s GDPR, the European Commission has now issued a decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EU remain free flowing.

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

Price and reimbursement

In the EU, the pricing and reimbursement mechanisms by private and public health insurers vary largely by country and even within countries. The public systems reimbursement for standard products is determined by guidelines established by the legislator or responsible national authority. The approach taken varies by Member State. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other Member States allow companies to fix their own prices for medicines, but monitor and control company profits and may limit or restrict reimbursement. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products and some of EU Member States require the completion of studies that compare the cost-effectiveness of a particular product candidate to currently available therapies in order to obtain reimbursement or pricing approval. Special pricing and reimbursement rules may apply to orphan medicinal products. Inclusion of orphan medicinal products in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any product. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results based rules of reimbursement may apply.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the EU Member States, plus Norway, Liechtenstein and Iceland.

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

Chitotriosidase (CHIT1) is a protein coding gene, and AMCase is an inactive acidic mamalian chitinase. CHIT1 is predominantly involved in macrophage activation. Inhibition of chitinase activity translates into a potential therapeutic benefit in lung diseases like IPF, as shown in preclinical models. GLPG4716 is a CHIT1/AMCase inhibitor targeting a key pathway in tissue remodeling

Chitinase

Chitinase is an enzyme that degrades chitin, involved in the human innate immunity. Inhibition of chitinase activity translates into a potential therapeutic benefit in lung diseases like IPF, as shown in preclinical models

CHMP

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

Clinical Proof of Concept (PoC)	Point in the drug development process where the product candidate first shows efficacy in a therapeutic setting
Complete Response Letter (CRL)	A letter send by the FDA to indicate that the review cycle for an application is complete and the application is not ready for approval in its present form
Compound	A chemical substance, often a small molecule with drug-like properties
Contract research organization (CRO)	Organization which provides drug discovery and development services to the pharmaceutical, biotechnology and medical devices industry
Corticosteroids	Any of a group of steroid hormones produced in the adrenal cortex or made synthetically. They have various metabolic functions and some are used to treat inflammation
Crohn's disease (CD)	An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel
CRP	C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation
Cytokine	A category of small proteins which play important roles in signaling in processes in the body

DARWIN

Phase 2 program for filgotinib in RA. DARWIN 1 explored three doses, in twice-daily and once-daily administration, for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three once-daily doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double-blind, placebo-controlled trials which recruited approximately 900 patients globally and for which results were reported in 2015. DARWIN 3 is a long term extension trial in which all patients are on 200 mg filgotinib, except for U.S. males who are on 100 mg. The week 156 results from DARWIN 3 were reported in 2019

DAS28 (CRP)

DAS28 is an RA Disease Activity Score based on a calculation that uses tender and swollen joint counts of 28 defined joints, the physician’s global health assessment and a serum marker for inflammation, such as C- reactive protein. DAS28 (CRP) includes the C-reactive protein score calculation: scores range from 2.0 to 10.0, with scores below 2.6 being considered remission

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

Discovery	Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates
Disease-modifying	Addresses the disease itself, modifying the disease progression, not just the symptoms of the disease
DIVERGENCE	Phase 2 programs with filgotinib in Crohn's disease. DIVERGENCE 1 was an exploratory study in small bowel CD and DIVERGENCE 2 in fistulizing CD
DIVERSITY	Phase 3 program evaluating filgotinib in CD
DMARDs	Disease modifying anti rheumatic drugs; these drugs address the disease itself rather than just the symptoms
Dose-range finding study	Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies
Double-blind	Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated
EC	European Commission
Efficacy	Effectiveness for intended use
EMA	European Medicines Agency, in charge of European market authorization of new medications
Endoscopy	A non-surgical procedure involving use of an endoscope to examine a person’s digestive tract
Fast Track	A designation by the FDA of an investigational drug for expedited review to facilitate development of drugs which treat a serious or life-threatening condition and fill an unmet medical need
FDA	The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications
Fee-for-service	Payment system where the service provider is paid a specific amount for each procedure or service performed
FIH	First-in-human clinical trial, usually conducted in healthy volunteers with the aim to assess the safety, tolerability and pharmacokinetics of the product candidate
Filgotinib

Formerly known as GLPG0634, commercial name is Jyseleca. Small molecule preferential JAK1 inhibitor, approved in RA in European Union, Great Britain, and Japan, and in UC in European Union and Great Britain. Application for approval for ulcerative colitis was filed in Japan. Filgotinib is partnered with Gilead. Filgotinib currently is in Phase 3 trials in CD, and in a Phase 4 trial in RA

FILOSOPHY	Phase 4 program evaluating filgotinib in RA
FINCH	Phase 3 program evaluating filgotinib in RA
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

G&A expenses	General & administrative expenses
Genome	An organism's complete set of genetic information needed to build that organism and allow it to grow and develop
GLIDER	Phase 2 Proof of Concept trial with SIK2/3 inhibitor GLPG3970 in Sjögren's syndrome
GLPG0555	A JAK1 inhibitor currently in Phase 1b in osteoarthritis
GLPG0634	Molecule number currently known as filgotinib and Jyseleca
GLPG1690	Autotaxin inhibitor discovered by us and currently known as ziritaxestat. All development with ziritaxestat was discontinued in February 2021
GLPG2737	A compound currently in Phase 2 in ADPKD. This compound is part of the CF collaboration with AbbVie but Galapagos retained rights outside of CF
GLPG3121	A compound currently in Phase 1 targeting JAK1/TYK2 directed toward inflammation (IBD)
GLPG3667	A TYK2 kinase inhibitor discovered by us, topline results from the Phase 1b in psoriasis reported in July 2021
GLPG3970	A SIK2/3 inhibitor currently in multiple Phase 2 Proof of Concept studies. Topline results from the studies in UC, psoriasis and RA reported in July 2021
GLPG4399	A SIK3 inhibitor currently in Phase 1 directed toward inflammation
GLPG4586	A compound with undisclosed mode of action currently in the preclinical phase directed toward fibrosis. This is the first preclinical candidate to emerge from the collaboration with Fibrocor
GLPG4605	A SIK2/3 inhibitor in the preclinical phase, currently directed toward fibrosis
GLPG4716	A chitinase inhibitor inlicensed from OncoArendi in preparation for Phase 2 in IPF
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

Liver enzymes	Inflamed or injured liver cells secrete higher than normal amounts of certain chemicals, including liver enzymes, into the bloodstream
Lymphocyte	Type of white blood cell that is part of the immune system
MACE	Major adverse cardiovascular events; a composite endpoint frequently used in cardiovascular research
MANGROVE	Phase 2 program with GLPG2737 in autosomal dominant polycystic kidney disease
MANTA	A Phase 2 semen parameter trial with filgotinib in male patients with CD or UC
MANTA-RAy	Phase 2 semen parameter trial with filgotinib in male patients with RA, PsA, or AS
Mayo Score

Mayo Score is a Disease Activity Score for ulcerative colitis. It is a composite of subscores from four categories, including stool frequency, rectal bleeding, findings of flexible proctosigmoidoscopy or colonoscopy, and physician's global assessment, with a total score ranging from 0–12

MHLW	Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications
MHRA	Medicines and Healthcare products Regulatory Agency in Great Britain
Milestone	Major achievement in a project or program; in our alliances, this is usually associated with a payment
Modulation	The process by which the function of proteins is changed through the use of drugs such as small molecules, peptides, antibodies or cell therapy
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

NICE	The National Institute for Health and Care Excellence; an independent public body that provides national guidance and advice to improve health and social care in the UK
NK cells	Natural killer cells, type of white blood cell with granules of enzymes which can attack tumors or viruses
Oligonucleotide	Short DNA or RNA molecule that can be used as research tools or therapeutic drug to change protein expression
Oral dosing	Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form
Osteoarthritis (OA)	The most common form of arthritis, usually occurring after middle age, marked by chronic breakdown of cartilage in the joints leading to pain, stiffness, and swelling

Outsourcing	Contracting work to a third party
PASI	Psoriasis Area and Severity Index; an index used to express the severity of psoriasis. It combines the severity (erythema, induration and desquamation) and percentage of affected area
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

Pivotal trials	Registrational clinical trials
Placebo	A substance having no pharmacological effect but administered as a control in testing a biologically active preparation
PRAC	Pharmacovigilance Risk Assessment Committee of the European Medicines Agency, responsible for assessing all aspects of risk management of human medicines
Preclinical	Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling
Preclinical candidate (PCC)	A new molecule and potential drug that meets chemical and biological criteria to begin the development process
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

Proof of Concept study	Phase 2 patient study in which activity as well as safety in patients is evaluated, usually for a new mechanism of action
PROTAC	Proteolysis targeting chimera, a special small molecule capable of removing unwanted proteins that play a role in disease processes
Psoriasis	A chronic skin disease which results in scaly, often itchy areas in patches
Psoriatic arthritis (PsA)

Psoriatic arthritis or PsA is an inflammatory form of arthritis, affecting up to 30% of psoriasis patients. Psoriatic arthritis can cause swelling, stiffness and pain in and around the joints, and cause nail changes and overall fatigue

Pulmonary embolism	A blockage in one of the pulmonary arteries in the lungs
QD dosing	Once-daily dosing (qd from the Latin quaque die)
R&D operations	Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners
Replication	The process by which DNA is copied to produce two identical DNA molecules during the process of cell division
Rheumatoid arthritis (RA)	A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability
S&M expenses	Sales and marketing expenses

Screening

Method usually applied at the beginning of a drug discovery campaign, where a target is tested in a biochemical assay against a series of small molecules or antibodies to obtain an initial set of “hits” that show activity against the target. These hits are then further tested or optimized

SEA TURTLE	Phase 2 program with GLPG3970 in ulcerative colitis
SEC	Securities and Exchange Commission in the US
SELECTION	Phase 3 program evaluating filgotinib in UC patients. Full results were published in The Lancet in 2021
SES-CD scores	Simple endoscopic score for CD, involving review of five pre-defined bowel segments, assigning values from 0 (unaffected) to 3 (highly affected)
Short interfering RNA	A research tool that is used to silence the activity of specific genes
SIK	Salt-inducible kinase. This is the target family for the portfolio of molecules in the Toledo program
Sjögrens syndrome	Sjögren’s Syndrome is a systemic inflammatory disease which can be felt throughout the body, often resulting in chronic dryness of the eyes and mouth
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

Systemic lupus erythematosus	An autoimmune disease, with systemic manifestations including skin rash, erosion of joints or even kidney failure
TAPINOMA	Phase 1b Proof of Concept trial with SIK2/3 inhibitor GLPG3970 in SLE. The study was terminated in October 2021
Target	Proteïn that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine
Target discovery	Identification and validation of proteins that have been shown to play a role in a disease process
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

C.     Organizational structure.

As of December 31, 2021, we had 19 subsidiaries. The following table sets out for each of our subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Country of incorporation	Percentage ownership and voting interest
Galapagos B.V.	The Netherlands	100%
Galapagos GmbH	Switzerland	100%
Galapagos, Inc.	United States	100%
Galapagos SASU	France	100%
Galapagos Biotech Ltd	United Kingdom	100%
Galapagos Real Estate Belgium BV	Belgium	100%
Xenometrix, Inc. in liquidation	United States	100%
Galapagos Biopharma Belgium BV	Belgium	100%
Galapagos Biopharma Netherlands B.V.	The Netherlands	100%
Galapagos Biopharma Spain S.L.U.	Spain	100%
Galapagos Biopharma Italy S.r.l.	Italy	100%
Galapagos Biopharma Germany GmbH	Germany	100%
Galapagos Real Estate Netherlands B.V.	The Netherlands	100%
Galapagos Biopharma Sweden AB	Sweden	100%
Galapagos Biopharma Norway AS	Norway	100%
Galapagos Biopharma Finland Oy	Finland	100%
Galapagos Biopharma Denmark ApS	Denmark	100%
Galapagos Biopharma Austria GmbH	Austria	100%
Galapagos Biopharma Ireland Ltd	Ireland	100%

In 2021 we incorporated Biopharma subsidiaries in Sweden, Norway, Finland, Denmark, Austria and Ireland. Our dormant Swiss subsidiary BioFocus DPI AG was deconsolidated in 2020 and on March 25, 2021 it was deregistered from the Swiss commercial register.

D.     Property, plants and equipment.

We have our principal executive, operational offices and laboratory space located in Mechelen, Belgium. Our main facilities owned or leased as of December 31, 2021 are set forth in the following table:

Facility location	Use	Approx. size (m2)	Lease expiry
Mechelen, Belgium (leased)	Headquarters, R&D, Operations	14,231	December 31, 2025(1)
Romainville, France (leased)	R&D	6,753	March 25, 2027
Leiden, the Netherlands (leased)	R&D	3,000	June 2022

In addition to the facilities listed in the table above, we also lease office space in Basel (Switzerland), Madrid (Spain,) and Boston (United States). In addition, we use short-term co-working spaces in London (UK), Paris (France), Milan (Italy), Copenhagen (Denmark), Stockholm (Sweden), Vienna (Austria), and Munich (Germany) to temporarily house our local commercial and medical affairs teams while we look for permanent locations in the aforementioned countries.

We are currently building new facilities with offices and laboratory space in Leiden, the Netherlands and expect to move to the new building in the second or third quarter of 2022. We estimate that the total expenditures for the construction project in Leiden will amount to approximately €74 million.

In Belgium, we purchased land in Mechelen at the end of 2019 on wich to construct our new building and we are currently evaluating various building options. This exercise takes into account the impact of the Covid-19 pandemic on our future way-of-working and the corresponding need for office and laboratory space. Our current expenditures amount to approximately €23 million (including the purchase of the land). Our estimated total expenditures will depend on the outcome of the ongoing evaluation of various building options.

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

Item 5     Operating and financial review and prospects

Overview

We are an integrated biopharmaceutical company active in the discovery, development, and commercialization of medicines with novel modes of action, several of which are currently in clinical development in multiple diseases with high unmet medical need. Our highly flexible discovery platform is applicable across many therapeutic areas.

Having achieved approval in the European Union, Great Britain, and Japan for our first ever medicine in RA, and approval in the European Union, and Great Britain in UC, we remain highly committed to progressing our pipeline of drug candidates to address unmet medical needs and improve the lives of millions. We refocused our product portfolio by critically examining the risk profile and breadth of the pipeline.

Our differentiated clinical pipeline includes: 1) preferential JAK1 inhibitor filgotinib, which is approved for the treatment of RA in the European Union, Great Britain, and Japan, approved for the treatment of UC in the European Union and Great Britain and submitted for approval in UC in Japan, and currently in a Phase 3 trial in CD; 2) GLPG3667, a TYK2 inhibitor which showed activity in a Phase 1b study in Pso in 2021; 3) GLPG4399, a SIK3 inhibitor currently in Phase 1; 4) GLPG4716, a chitinase inhibitor in-licensed from OncoArendi, for which we anticipate to start a Phase 2 trial in lung fibrosis; and 5) GLPG2737, a CFTR-inhibitor, currently in Phase 2 in ADPKD.

In both our inflammation and fibrosis portfolios, we have multiple novel mechanism of action candidates in early research. These programs are almost exclusively based on inhibiting targets which were identified using our target discovery platform. Please see “—Glossary of terms” for terms used in this section.

We devote substantially all of our resources to our drug discovery efforts from target discovery through clinical development, and to our commercialization efforts for filgotinib in Europe. To date, we funded our operations through public and private placements of equity securities, upfront payments, milestone payments, royalties received from pharmaceutical partners under our collaboration and alliance agreements, payments received from wholesalers and hospitals for Jyseleca sales, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division in 2014 and of our fee-for-service division in 2021. From January 1, 2019 until December 31, 2021, we raised net proceeds from the share subscription by Gilead in August 2019 and the exercise of warrant A by Gilead in November 2019. From January 1, 2019 until December 31, 2021 we also received €3,866.9 million in payments through our collaboration and alliance agreements. These are items which have a significant impact upon the profitability or cash flow of our business in each year in which they are received and earned. Fee-for-service payments and payments from governmental bodies contributed €23.7 million and €93.1 million, respectively. Over the same period, we also received €6.7 million in net interest payments. We realized €28.7 million of net proceeds from the disposal of Fidelta. For the year end December 31, 2021, we received €13.1 million from customers for Jyseleca sales in Europe. As of December 31, 2021, we had cash and cash equivalents of €2,233.4 million and current financial investments of €2,469.8 million.

For the year ended December 31, 2019, we incurred a net income of €149.8 million. For the year ended December 31, 2020, we incurred a net loss of €305.4 million. For the year ended December 31, 2021, we incurred a net loss of €103.2 million. We expect to continue incurring significant research, development, and other expenses related to our ongoing operations, and to continue incurring operating losses for the foreseeable future.

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

Option, License and Collaboration Agreement with Gilead

On July 14, 2019 we entered into a 10-year global research and development collaboration with Gilead. Through this agreement, Gilead gained exclusive access to our innovative portfolio of compounds, including molecules currently in clinical trials, our preclinical programs and a proven drug discovery platform.

At inception of this collaboration in 2019 we received an upfront payment of €3,569.8 million ($3.95 billion) and a €960.1 million ($1.1 billion) equity investment from Gilead.

On the closing date of the transaction (August 23, 2019) we concluded that the upfront payment implicitly included a premium for the future issuance of warrant A and initial and subsequent warrant B. The expected value of the warrants to be issued is treated as a contract liability ("warrant issuance liability") and reducing the transaction price until approval date of the issuance of the underlying warrant. As from approval date, the allocation of the upfront payment to the respective warrant becomes fixed and future changes in the fair value of the respective warrant are recognized in profit or loss. As such, the part of the upfront payment allocated to the warrant A and initial warrant B reflects the fair value of these financial liabilities at the warrant approval date (October 22, 2019). The value allocated to the subsequent warrant B reflects the fair value of the underlying liability at December 31, 2019, 2020 and 2021 since this warrant is not yet approved for issuance. It is part of our deferred income in our statement of financial position.

On November 6, 2019 Gilead exercised warrant A, which resulted in an additional equity investment of €368.0 million.

At inception of this collaboration we identified the following three performance obligations: (i) the transfer of an extended license on GLPG1690, (ii) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 on the global development activities of filgotinib, as a result of the revised license and collaboration agreement. As part of the collaboration, Gilead also received option rights for GLPG1972, a Phase 2b candidate for osteoarthritis, in the United States. We further refer to the Critical accounting judgments and key sources of estimation uncertainty section explaining critical judgments in applying accounting policies.

From the transaction price received from Gilead, $738.0 million (€667.0 million) was allocated to the license on GLPG1690, $710.0 million (€641.7 million) was allocated to the increased cost share from 20/80 to 50/50 on the global development activities of filgotinib, and on December 31, 2019, $2,528.1 million (€2,284.7 million) was allocated to the exclusive access rights to our drug discovery platform. The amount allocated to the drug discovery platform also considered the additional effects on the transaction price from derivative financial intruments triggered by the share subscription agreement and the warrants granted to Gilead. We refer to the note 6 of this annual report tittled “Total net revenues” for the allocation of the transaction price received from Gilead.

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

For all other programs resulting from the collaboration, Gilead will make a $150 million opt-in payment per program and will owe no subsequent milestones. We will receive tiered royalties ranging from 20%-24% on net sales of all our products licensed by Gilead in all countries outside Europe as part of the agreement.The collaboration is further described in "Item 4 – Collaborations – Option, License and Collaboration Agreement with Gilead”.

Filgotinib collaboration

Under the agreement, as revised in 2019, we and Gilead would co-commercialize filgotinib in France, Germany, Italy, Spain and the United Kingdom and retain the 50/50 profit share in these countries that was part of the original filgotinib license agreement. The companies would also share future global development costs for filgotinib equally until a predetermined level, in lieu of the 80/20 cost split provided by the original agreement.

In December 2020, we agreed under a binding term sheet to amend this agreement again, as a result of which we assumed all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. Through a phased transition during which most of the activities were transferred to us by December 31, 2021, including becoming the marketing authorization holder for Jyseleca for the treatment of RA in the European economic area and Great Britain, and that we intend to complete by December 31, 2022, we have the sole right to commercialize filgotinib in Europe. Until December 31, 2021, we continued to share equally with Gilead in the net profit and net losses in each of the Netherlands, Belgium, Luxembourg, France, Germany, Italy, Spain and UK. All commercial economics on filgotinib in Europe transferred to us as of January 1, 2022, subject to payment of tiered royalties of 8% to 15% of net sales in Europe to Gilead, starting in 2024. Gilead will retain commercial rights and remain marketing authorization holder for filgotinib outside of Europe, including in Japan.

Since January 1, 2021, we bear the future development costs for certain studies, in lieu of the equal cost split contemplated by the previous agreement. These studies include the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The existing 50/50 global development cost sharing arrangement continues for the following studies: SELECTION and its long-term extension study (LTE) in UC, DIVERSITY and its LTE, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn’s disease, pediatric studies and their LTEs in RA, UC and Crohn’s disease, and support for investigator sponsored trials in IBD.

In September 2021, we and Gilead agreed to transfer the sponsorship of the DIVERSITY study and its LTE study from Gilead to us. The transfer is intended to be completed by June 30, 2022. From April 1, 2022, we will also be solely responsible for all development costs for the DIVERSITY study and its LTE study. If the European Medicines Agency grants regulatory approval of filgotinib for the treatment of CD based on data from the DIVERSITY study, then royalties payable by us to Gilead will be reduced by 30% across all filgotinib indications and will become 5.6% to 10.5% of net sales in Europe.

In March 2022, Gilead and we agreed to transfer the sponsorship of and the operational responsibility for the MANTA study and its long-term extension to Galapagos. The transfer is intended to be completed by December 31, 2022.

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

In connection with the December 2020 binding term sheet that we entered into with Gilead, pursuant to which we agreed to amend the existing arrangement for the commercialization and development of filgotinib, Gilead has agreed to irrevocably pay Galapagos €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021, €75 million in April 2021 and will pay an additional €50 million in 2022. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. However, we will remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $295 million and sales-based milestone payments of up to $600 million.  We received €16.2 million ($19.5 million) for royalties on filgotinib for the year ended December 31, 2020 from Gilead. We recognized €3.8 million of royalties on filgotinib from Gilead for the year ended December 31, 2021, of which €1.9 million was paid in 2021.

Under the terms of the agreement of September 2021, and upon completion of the transfer of the DIVERSITY clinical study and its LTE study, no later than June 30, 2022, Gilead will make a one-time payment of $15 million to us.

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

Subsequent warrant B is still subject to approval by an extraordinary general meeting of shareholders. This extraordinary general meeting of shareholders shall take place between 57 and 59 months after the closing of the subscription agreement (August 23, 2019) and this warrant will have substantially similar terms, including as to exercise price, to the initial warrant B. The agreement also includes a 10-year standstill restricting Gilead’s ability to propose a business combination with or acquisition of Galapagos or increase its stake in Galapagos beyond 29.9% of the company’s issued and outstanding shares, subject to limited exceptions.

On November 6, 2019 Gilead exercised warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares. Warrant A expired on October 22, 2020. Gilead’s ownership at December 31, 2021 was 25.49%.

Product development, license and commercialization agreement with Servier

In 2010, we and Servier entered into an agreement to discover and develop compounds in the field of osteoarthritis. Under this agreement, we and Servier engaged in a collaborative effort pursuant to which we discovered and developed GLPG1972 through to the end of Phase 1 clinical trials. In July 2017, Servier exercised its option to obtain an exclusive license to develop and commercialize GLPG1972 in all countries outside the U.S. whereas we retained full rights to develop and commercialize GLPG1972 in the U.S.

On May 8, 2018, we and Servier amended and restated our product development, license and commercialization agreement, pursuant to which GLPG1972 was developed in the field of OA and potentially other indications.

In December 2020, Servier decided to terminate the agreement. Such termination became effective in March 2021. On August 30, 2021, we and Servier formalized the termination of the agreement by executing a termination agreement.

As a result of such termination, rights to the GLPG1972 were returned to us, subject to payment of a regulatory milestone, a commercial milestone and a mid single digit sales-based royalty upon successful commercialization of GLPG1972 in countries outside the U.S.

Under the terms of the amended and restated agreement, we and Servier were jointly responsible for the costs relating to the ongoing global Phase 2 clinical trial known as ROCCELLA in knee OA patients, with Galapagos bearing the costs for the U.S., Servier bearing the costs for all other countries, and all costs that are common to both territories being split on a 50-50 basis.

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

Exclusive license agreement with MorphoSys AG and Novartis Pharma AG

In July 2018, we entered into an exclusive license agreement with MorphoSys and Novartis for MOR106.

In addition to the funding of the MOR106 programs by Novartis during the term of the agreement, we received jointly with MorphoSys an upfront cash payment of €95.0 million.

On October 28, 2019, we announced the end of the clinical development program of MOR106 in AtD. On December 17, 2019, Novartis sent us a termination notice, informing us of its decision to terminate the agreement in its entirety. This termination became effective in 2020. Upon such termination, the collaboration between Galapagos and MorphoSys continued to apply.

On November 5, 2021, we and MorphoSys ended our collaboration by executing a transition agreement. Pursuant to this agreement, MorphoSys has the right to continue research and development activities with MOR106 in all indications. Galapagos assigned and transferred all of its patent rights and know-how to MorphoSys, and Galapagos is eligible to single-digit royalties upon worldwide successful commercialization.

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

Distribution agreement for Jyseleca with Sobi

In October 2021, we signed an agreement with Sobi regarding the distribution of Jyseleca. Sobi will distribute the medicine in Central and Eastern Europe, Greece, Portugal, and the Baltic countries.

Financial operations overview

Product net sales

Revenue on the sale of Jyseleca is recorded as “Product net sales” in our consolidated income statement.

Product net sales is the net amount of revenue recognized resulting from transferring control over our products to our customer (for example wholesalers and hospitals). Product sales revenue is recognized at a point in time when control of the goods has transferred to the customer. This is generally when the goods are delivered to the customer depending on the specific incoterms in the contract with a customer.

The amount of revenue recognized is the amount allocated to the satisfied performance obligation taking into account variable consideration. The estimated amount of variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Variable consideration that is included in the transaction price is primarily composed of rebates, discounts, cash discounts and chargebacks granted to various customers that are part of commercial and governmental contractual arrangements or other reimbursement programs. Shelf stock adjustments are granted to some of our customers to cover the inventory held by them at the time of a price decrease becomes effective. A liability is recognized for expected rebates, cash discounts, chargebacks or other reimbursements payable directly or indirectly to customers in relation to sales made until the end of the reporting period.

The amount of variable consideration is estimated using several elements such as third-party market data, product pricing, the specific terms in the individual agreements, estimated inventory levels and the shelf life of our product. If actual results differ, these estimates will be adjusted.

Net sales are presented net of value added tax and other sales related taxes.

Collaboration Revenue

Collaboration revenues to date have consisted principally of milestones, license fees, non-refundable upfront fees and royalties received in connection with collaboration and license agreements. Until 2020 we also generated revenue from our fee-for-service activities.

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

Cost of sales

Our cost of sales includes primarily the purchase cost of the goods sold and transportation costs.

R&D expenditure

Expenses on R&D activities are recognized as an expense in the period in which the expense is incurred.

Our R&D expenditure consists of costs associated with our R&D activities such as:

●	personnel costs associated with employing our team of R&D staff, including salaries, social security costs, and share-based compensation expenses;
●	disposables and lab consumables used in the conduct of our in-house research programs;
●	payments for research work conducted by sub-contractors and sponsorship of work by our network of academic collaborative research scientists;
●	subcontracting costs paid to contracted research organizations, or CROs, for our preclinical studies or clinical trials, as well as costs associated with safety studies;
●	Professional fees to support our R&D activities;
●	costs paid to our collaboration partners and reimbursements received from our collaboration partners in the scope of the cost sharing agreements of our collaborations
●	premises costs associated with our laboratory and office space to accommodate our teams;
●	depreciation and impairment of fixed assets used to develop our product candidates; and

●	other operating expenses, namely software and licenses, maintenance costs for equipment, travel costs, and office expenses.

Our R&D expenses are expected to remain stable as we advance our filgotinib program, offset by the winding down of the GLPG1690 (ziritaxestat) program, and reduced spend on our Toledo program and other programs.

Since 2019, we cumulatively have spent €1,435.5 million on R&D activities which can be split as follows between the key programs:

	Year ended December 31,
	2021	2020	2019

	(Euro, in thousands)			Cumulative
Filgotinib program	€(171,204)	€(126,879)	€(100,032)	€(398,115)	28%
Ziritaxestat program	(26,725)	(55,902)	(75,951)	(158,578)	11%
OA program on GLPG1972	(2,285)	(22,966)	(19,958)	(45,209)	3%
Toledo program	(91,957)	(87,107)	(47,204)	(226,268)	16%
TYK2 program on GLPG3667	(27,141)	(20,199)	(10,728)	(58,068)	4%
AtD program on MOR106	(112)	(7,618)	(24,051)	(31,780)	2%
Other programs	(172,284)	(202,996)	(142,166)	(517,445)	36%
Total R&D expenses	€(491,707)	€(523,667)	€(420,090)	€(1,435,464)	100%

Other programs comprise expenditure for other projects in research phase and other early stage development programs in inflammation, fibrosis and other indications.

The decrease in our R&D expenditure was primarily due to the winding down of the programs with ziritaxestat (IPF), MOR106 (atopic dermatitis), and GLPG1972 (OA) and to reduced spend on our other programs. This was partly offset by cost increases for our filgotinib, Toledo (SIKi) and TYK2 programs, on a yearly comparison basis.

Sales and marketing expenses

Sales and marketing expenses include costs associated with managing our commercial activities, our commercial launch and co-promotion activities with Gilead for filgotinib in Europe and primarily in the Benelux, France, Italy, Spain, United Kingdom and Germany.

Expenses on S&M activities are recognized as an expense in the period in which the expense is incurred.

Our sales and marketing expenses consists of costs associated with our commercial activities such as:

●	personnel costs associated with employing our team of commercial and supply chain staff, including salaries, social security costs, and share-based compensation expenses;
●	subcontracting costs related to contracted agencies for marketing campaigns and materials, business analytics, market research and promotional expenses.
●	professional fees to support our commercial activities;
●	costs charged to us by Gilead or recharged by us to Gilead in the scope of our co-commercialization cost sharing agreement for filgotinib in Belgium, the Netherlands, Luxembourg, France, Italy, Spain, Germany and Great Britain.
●	depreciation of fixed assets used by our commercial staff.
●	other operating expenses, namely press and communication fees, operational taxes, costs of samples, travel and accommodation costs, and office expenses.

We expect our sales and marketing expenses to increase as of January 1, 2022, as the 50/50 co-commercialization cost sharing agreement with Gilead will come to its end and we will therefore bear all commercialization costs for Europe.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits related to our executive, finance, human resources, business development, legal, intellectual property, and information technology support functions, as well as depreciation and impairment costs of fixed assets. Professional fees reported under general and administrative expenses mainly include legal fees, accounting fees, audit fees, and fees for taxation advisory and other consultancy costs. Other general and administrative operating expenses primarily encompass software and license costs, equipment maintenance and leasing costs, consultancy costs, insurance costs, Belgian tax on securities accounts, office expenses, and travel costs.

Grants and R&D incentives

We benefit from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse approved expenditures incurred in our R&D efforts and are credited to the statement of operations, under other operating income, when the relevant expenditure has been incurred and there is reasonable assurance that the grant or R&D incentive is receivable. The main grants and R&D incentives are as follows:

●	Companies in Belgium are eligible to receive R&D incentives linked to R&D investments (equaling 25% of 13.5% of the investment value in 2021). This R&D tax credit results in a cash inflow to us from the tax authorities five years after the investment was made and capitalized in our standalone financial statements under Belgian GAAP for the portion that has not been used to offset the payment of corporate tax or is paid to us for the portion that remains unused. We also received a grant from the National Institute for Health and Disability Insurance. This grant aims to incentivize innovative Belgian biotech companies who are performing research and development activities in order to identify new medicines. Finally, we also benefit from certain rebates on payroll withholding taxes for scientific personnel.
●	In France, we benefit from R&D incentives from the French Government for R&D activities whereby 30% of qualifying R&D expenses can be recuperated. This research tax credit (crédit d’impôt recherche) results in a cash inflow to us from the tax authorities after three years, i.e., it is used to offset the payment of corporate tax or is paid to us for the portion that remains unused. Qualifying expenditures largely comprise employment costs for research staff, consumables, and certain overhead costs as well as capped outsourcing costs incurred as part of R&D projects.

Fair Value Re-measurement of Share Subscription Agreement and warrants

We reported a total of €181.6 million of non-cash fair value losses from different fair value re-measurements in the second half of 2019.

In 2019 one component related to the re-measurement of a derivative financial instrument triggered by the share subscription agreement with Gilead between signing (July 14, 2019) and closing (August 23, 2019) of the agreement. This fair value loss of €142.4 million reflects the increase in the Galapagos share price between signing and closing of the Gilead agreement. On August 23, 2019, the fair value of the financial liability amounting to €56.7 million was derecognized through the share premium account in equity.

Another part of these fair value losses in 2019 was explained by the re-measurement of the Gilead warrant A and initial warrant B. Upon approval of the issuance of warrant A and initial warrant B by the extraordinary general meeting of shareholders of October 22, 2019 we recognized a financial liability for both warrants.

Between the approval date and the exercise of warrant A by Gilead on November 6, 2019 our share price increased significantly, resulting in a fair value loss of €35.6 million recognized in profit or loss. On November 6, 2019 the related financial liability, amounting to €79.0 million was derecognized through the share premium account in equity.

As initial warrant B is not yet exercised by Gilead per December 31, 2021, we re-measured the financial liability relating to this warrant on December 31, 2019, on December 31, 2020 and on December 31, 2021 and recognized the resulting change in fair value between the approval and year-end 2019, between year-end 2019 and year-end 2020 and between year-end 2020 and year-end 2021 in profit or loss. The recognized fair value loss of €3.7 million in 2019 and the recognized fair value gain of €3.0 million in 2020 and of €3.0 million in 2021 are mainly the result of the change in the implied volatility of our share price and the evolution of our share price itself for these three periods. On December 31, 2021, the fair value of the financial liability related to the initial warrant B amounts to €0.2 million.

The financial liability will be re-measured at fair value at each reporting period.

Other financial expense and financial income

Interest expense consists primarily of interest expense incurred on certain of our term deposits, treasury bills and leases.

Interest income consists primarily of interest earned by investing our cash reserves in interest-bearing deposit accounts, notice accounts and in current financial investments.

Fair value gains and losses on financial assets held at fair value through profit or loss consist of the effect of re-measurement of financial assets classified as equity investments held at fair value through profit or loss, which qualify for level 1 fair value measurement based upon the closing price of such securities at each reporting date, and of an impairment loss on a participation in a non-listed company. Any gain or loss realized upon the sale of equity instruments is reported in other financial expense or in other financial income.

Fair value gains and losses on current financial investments consist of the interest on treasury bills which have not yet expired, the effect of the re-measurement at fair value of our money market funds, including as from 2021 the exchange differences on the current financial investments. These money market funds qualify for level 1 fair value measurement based upon the closing price of the investment at each reporting date.

Other financial expenses also include the costs linked the accounting for a financing component under IFRS15, embedded in the upfront consideration received from Gilead in connection with the revised agreement for filgotinib. This represents the time value of money on the estimated revenue recognition period.

Foreign currency exchange gain and loss comprises realized and unrealized effect from currency exchange rate fluctuation on our balance sheet positions denominated in foreign currency. For the year ended December 31, 2021, currency exchange gain was primarily due to currency exchange rate differences on our cash held in foreign currency. On December 31, 2021 our cash and cash equivalents and current financial investments included $942.5 million held in U.S.dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S.dollar exchange rate as our functional currency is EUR.

Taxation

With the exception of the year ended December 31, 2019, we have a history of losses. We forecast to continue incurring losses as we continue to invest in our clinical and preclinical development programs and our discovery platform.

Consequently, we do not have any deferred tax asset on the balance sheet as at December 31, 2021, except for subsidiaries working on a cost plus basis for which deferred tax assets were set up for an amount of €4.0 million as of December 31, 2021. As a company active in research and development in Belgium, we also expect to benefit from the “innovation income deduction”, or IID in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective tax rate than other revenues. The effective tax rate can thus be reduced up to 3.75%.

Operating segments

We are currently operating as a single operating segment. Prior to the disposal of Fidelta we had two reportable segments, R&D and fee-for-service business. Due to the disposal of Fidelta (our fee-for-service segment) on January 4, 2021, we reported this segment as discontinued operations in 2020 and 2021.

Financial information related to our operational segment and geographic information is contained in “Note 5—Segment information” in our consolidated financial statements appended to this annual report.

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

New standards and interpretations applicable for the annual period beginning on January 1, 2020 and for the annual period beginning on January 1, 2021

We refer to “Note 3-Significant accounting policies” in our consolidated financial statements appended to this annual report.

A.	Operating results

Comparison of years ended December 31, 2021 and 2020

The following table summarizes the results of our operations for the years ended December 31, 2021 and 2020, together with the changes to those items.

	Year ended December 31,
	2021	2020	% Change

	(Euro, in thousands, except per share data)
Product net sales	€14,753	€2
Collaboration revenues	470,093	478,051	(2)%
Total net revenues	484,846	478,053	1%

Cost of sales	(1,629)	—
Research and development expenses	(491,707)	(523,667)	(6)%
Sales and marketing expenses	(69,956)	(66,468)	5%
General and administrative expenses	(140,899)	(118,757)	19%
Other operating income	53,749	52,207	3%

Operating loss	(165,596)	(178,632)	(7)%

Fair value re-measurement of warrants	2,960	3,034	(2)%
Other financial income	70,548	18,667	278%
Other financial expenses	(30,911)	(152,844)	(80)%

Loss before tax	(122,999)	(309,775)	(60)%

Income taxes	(2,423)	(1,226)	98%

Net loss from continuing operations	(125,422)	(311,001)	(60)%

Net income from discontinued operations, net of tax	22,191	5,565	299%

Net loss	€(103,231)	(305,436)	(66)%
Net loss attributable to:
Owners of the parent	(103,231)	(305,436)
Basic and diluted loss per share	€(1.58)	€(4.69)
Basic and diluted loss per share from continuing operations	€(1.91)	€(4.78)

Product net sales

We reported net sales of Jyseleca for the year ended December 31, 2021 of €14.8 million, which reflects the net sales booked by Galapagos after the transition from Gilead. Our counterparties for the sales of Jyseleca during 2021 were hospitals and wholesalers located in Belgium, the Netherlands, France, Italy, Spain and Germany. Net sales exclusively consist of sales of Jyseleca.

Collaboration revenues

	Year ended December 31,
	2021	2020	% Change

	(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees	€433,884	€411,417	5%
Milestone payments	32,408	46,261	(30)%
Reimbursement income	—	4,073	(100)%
Royalties	3,801	16,300	(77)%
Total collaboration revenues	€470,093	€478,051	(2)%

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

As part of this deal, our existing license and collaboration agreement for filgotinib with Gilead was amended for a first time. Under this revised filgotinib agreement, we obtained greater involvement in filgotinib’s global strategy and participate more broadly in the commercialization of the product in Europe, providing the opportunity to build a commercial presence on an accelerated timeline. On December 15, 2020 our license and collaboration agreement for filgotinib with Gilead was amended a second time. Under this arrangement, we will assume sole responsibility in Europe for filgotinib in RA and in all future indications. On September 6, 2021 we agreed together with Gilead to slightly amend the existing arrangement for the development of filgotinib by transferring the sponsorship and operational responsibility of the DIVERSITY trial (incl. its long-term extension studies) from Gilead to us no later than June 30, 2022. As such this trial will become a “Group A activity” (these are studies for which we bear the future development costs) as from April 1, 2022, whereby we take 100% of the development costs and full operational responsibility for this trial as from that moment.

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

We concluded as follows:

Determination of the total transaction price

●	In connection with this agreement with Gilead, we recognized a deferred income and an offsetting current financial asset (derivative) of €85.6 million upon signing of the share subscription agreement with Gilead as required under IFRS 9. The deferred income has been added to the transaction price at inception of the agreement because it is considered to be part of the overall consideration received for the three performance obligations.
●	We considered that the transaction price included a premium paid by Gilead (through the upfront payment) to acquire warrants (warrant A and warrant B) in the future, upon approval by the shareholders. We measured both warrants at fair value and recognized a warrant issuance liability at closing of the transaction for the same amount (as part of the current deferred income line). This liability is re-measured at each reporting period with a corresponding impact on the allocation of the transaction price to the performance obligation relating to the drug discovery platform as long as the warrants are not approved by the shareholders. Due to the fact that warrant A and initial warrant B were already approved in 2019, only the remeasurement of subsequent warrant B still has an impact on the transaction price considered for the revenue recognition of the performance obligation relating to the drug discovery platform.
●	We assessed that the contract modifications of December 15, 2020 and September 6, 2021 only changed the scope of the filgotinib performance obligation and the changes in both fixed and variable consideration were reflective of the updated stand-alone selling price for the remaining activities of this performance obligation. As a result of these modifications, there were increases in the transaction prices of €160.0 million and $15 million, respectively, which have been allocated in their entirety to the filgotinib performance obligation.

Financing component

●	Management considered it is appropriate to adjust the part of the transaction price that was allocated to the filgotinib performance obligation, for the time value of money. The additional consideration as a result of the contract modification of December 15, 2020 was also adjusted for the time value of money.

License on GLPG1690

●	This performance obligation is completely satisfied at December 31, 2019. Following the discontinuation of the ziritaxestat trials, we do not expect future milestone payments or royalties.
●	After granting the license for GLPG1690, we shared Phase 3 costs equally with Gilead. Any cost reimbursement from Gilead was not recognized as revenue but accounted as a decrease of the related expenses.

Filgotinib amendment

●	There is one single performance obligation under IFRS 15: the transfer of a license combined with performance of R&D activities. This is because we considered that the license is not distinct in the context of the contract.
●	The transaction price is currently composed of a fixed part, being an upfront license fee and a variable part, being milestone payments, sales based milestones and sales based royalties, and cost reimbursements for R&D activities. Milestone payments are included in the transaction price of the arrangement to the extent that it is highly probable that a significant reversal of revenue will not occur. Milestone payments received from Gilead are recognized in revenue over time till the end of the development plan. Sales based milestones and sales based royalties are also part of the arrangement and are recognized as revenues at a point in time at the moment they occur. During 2020 and 2021 we reported respectively €16.2 million and €3.8 million of revenues from royalties from Gilead.
●	Revenues, excluding sales based milestones and sales based royalities are recognized over time through satisfaction of the performance obligation. The "cost-to-cost" input model is applied to measure the progress of the satisfaction of this performance obligation. The estimated costs to complete the performance obligation were reassessed as a result of the contract modifications from 2020 and 2021.

Access rights to the drug discovery platform, option rights and R&D activities

●	The revenue allocated to the drug discovery platform will be recognized over time as Gilead receives exclusive access to our drug discovery platform and option rights on our current and future pipeline as well as R&D activities during the collaboration term. Management concluded that an equal spread over the collaboration period is the most reliable and appropriate recognition method.
●	At inception of the collaboration (July 2019) we assessed the appropriate period over which to recognize the drug discovery platform revenue to be 10 years. This is because we granted exclusive rights over a 10-year period. However, if at the end of the 10-year period, some programs in existence as of this time would have reached the clinic (i.e. IND filed with regulatory authorities), the rights for those specific programs may be extended, for a maximum of three years. This critical estimate is reassessed at each year-end based on the evolution of our pipeline and is still valid per December 31, 2021.

The below table summarizes the transaction price of our collaboration with Gilead

	December 31, 2019	Other movements in 2020	Filgotinib amendment (December 15, 2020)	December 31, 2020	Other movements in 2021	Filgotinib amendment (September 6, 2021)	December 31, 2021

Allocation of transaction price
Upfront consideration	€3,845,373		€160,000	€4,005,373		€12,643	€4,018,016
Milestones achieved	104,171	€90,192		194,363			194,363
Royalties	—	16,227		16,227	€3,757		19,984
Impact initial valuation of share subscription	124,604			124,604			124,604
	4,074,148	106,419	160,000	4,340,567	3,757	12,643	4,356,967
Less :
Warrants issuance liabilities
Warrant A	(43,311)			(43,311)			(43,311)
Initial warrant B	(2,545)			(2,545)			(2,545)
Subsequent warrant B	(16,184)	8,325		(7,859)	5,417		(2,442)
	4,012,108	114,744	160,000	4,286,852	9,174	12,643	4,308,669
Allocation to performance obligations
Ziritaxestat	666,967			666,967			666,967
Filgotinib (1)	1,060,395	106,419	€160,000	1,326,814	3,757	€12,643	1,343,214
Drug discovery platform (10 years)	€2,284,747	€8,325		€2,293,072	€5,417		€2,298,489

(1) With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component estimated to €44.5 million reflecting the time value of money on the estimated recognition period.

The following table summarizes details of collaboration revenues for the years ended December 31, 2021 and 2020 by collaboration and by category of revenue: upfront payments and license fees, milestone payments, reimbursement income, and royalties.

	Over time	Point in time	2021	2020
			(Euro, in	(Euro, in
			thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€433,884	€411,417
Gilead collaboration agreement for filgotinib	Ö		203,301	181,816
Gilead collaboration agreement for drug discovery platform	Ö		230,582	229,601

Milestone payments			32,408	46,261
Gilead collaboration agreement for filgotinib	Ö		32,408	46,261

Reimbursement income			-	4,073
Novartis collaboration agreement for MOR106	Ö		-	4,125
AbbVie collaboration agreement for CF	Ö		-	(52)

Royalties			3,801	16,300
Gilead royalties on Jyseleca		Ö	3,757	16,227
Other royalties		Ö	43	72

Total collaboration revenues			€470,093	€478,051

Recognition of non-refundable upfront payments and licence fees, and milestone payments related to the filgotinib agreement amounted to €235.7 million in 2021. We recognize the consideration from Gilead allocated to the drug discovery platform on a linear basis over 10 years, of which we recognized €230.6 million in 2021. Additionally, for the year ended December 31, 2021, we recognized in revenue €3.8 million of royalties from Gilead on filgotinib.

The outstanding balance of deferred income from the Gilead collaboration agreement at December 31, 2021 amounted to €2,364.7 million. This is composed of €604.9 million for filgotinib that will be recognized in revenue over the estimated remaining development period and €1,759.8 million for the exclusive access to our drug discovery platform. The latter is composed of €1,757.4 million that will be linearly recognized over the next years and €2.4 million is related to the warrant issuance liability reserved for the subsequent warrant B.

Cost of sales

Cost of sales related to Jyseleca product net sales for the year ended December 31, 2021 amounted to €1.6 million.

R&D expenditure

The following table summarizes our R&D expenditure for the years ended December 31, 2021 and 2020, together with the changes to those items.

	Year ended December 31,
	2021	2020	% Change

	(Euro, in thousands)
Personnel costs	€(165,239)	€(161,509)	2%
Subcontracting	(251,085)	(301,841)	(17)%
Disposables and lab fees and premises costs	(24,025)	(22,349)	8%
Depreciation and impairment	(17,518)	(11,707)	50%
Professional fees	(15,862)	(12,692)	25%
Other operating expenses	(17,978)	(13,570)	32%
Total R&D expenses	€(491,707)	€(523,667)	(6)%

The decrease in our R&D expenditure was principally due to reduced subcontracting costs primarly due to the winding down of the programs with ziritaxestat (IPF), MOR106 (atopic dermatitis) and GLPG1972 (OA) and to reduced spend on our other programs. This was partly offset by cost increases for our filgotinib,Toledo (SIKi) and TYK2 programs, on a yearly comparison basis. Further offsetting items were:

●	A slight increase in personnel costs explained by an increase in salaries driven by higher average number of FTEs on a yearly comparison basis, mainly driven by an increase in our Medical Affairs staff. This increase was partly offset by decreased costs of the subscription right plans and by a reassessment of the defined benefit accounting of our employee benefit plans under IFRS.
● Impairment of capitalized in-licensing fees
●	Increase in professional fees due to additional consulting expenses related to the implementation of new R&D software applications.
●	Increase in other operating expenses, mainly software and license expenses.

The table below summarizes our R&D expenditure for the years ended December 31, 2021 and 2020, broken down by program.

	Year ended December 31,
	2021	2020	% Change

	(Euro, in thousands)
Filgotinib program	€(171,204)	€(126,879)	35%
Ziritaxestat program	(26,725)	(55,902)	(52)%
OA program on GLPG1972	(2,285)	(22,966)	(90)%
Toledo program	(91,957)	(87,107)	6%
TYK2 program on GLPG3667	(27,141)	(20,199)	34%
AtD program on MOR106	(112)	(7,618)	(99)%
Other programs	(172,284)	(202,996)	(15)%
Total R&D expenses	€(491,707)	€(523,667)	(6)%

Other programs comprise expenditure for other projects in research phase and other early-stage development programs focused on inflammation, fibrosis and other indications.

Sales and marketing expenses

The following table summarizes our sales and marketing expenses for the years ended December 31, 2021 and 2020, together with the changes to those items.

	Year ended December 31,
	2021	2020	% Change

	(Euro, in thousands)
Personnel costs	€(59,102)	€(31,727)	86%
Depreciation	(504)	(140)	260%
External outsourcing costs	(62,321)	(31,885)	95%
Sales and marketing expenses recharged to Gilead	59,699	4,711	1167%
Professional fees	(532)	(3,420)	(84)%
Other operating expenses	(7,196)	(4,007)	80%
Total sales and marketing expenses	€(69,956)	€(66,468)	5%

The increase in our sales and marketing expenses for the year ended December 31, 2021, is due to the commercial launch of filgotinib in Europe. Personnel costs increased explained by an increase in the commercial work force from 99 average FTEs in 2020 to 248 average FTEs in 2021. External outsourcing costs increased primarily explained by increased costs for marketing campaigns and information, market research and promotional expenses. This was partially offset by additional costs recharged by us to Gilead in the scope of our co-commercialization cost sharing for filgotinib in Belgium, the Netherlands, Luxembourg, France, Italy, Spain, Germany and Great Britain, for which we have recharged €59.7 million to Gilead in 2021 (compared to €4.7 million recharges for the year ended December 31, 2020). This was due to the shift of commercial activities from Gilead to Galapagos in the course of 2021.

As from January 1, 2022, the 50/50 filgotinib co-commercialization cost sharing agreement with Gilead will come to its end and we will therefore bear all commercialization costs for Europe.

General and administrative expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2021 and 2020, together with the changes to those items.

	Year ended December 31,
	2021	2020	% Change

	(Euro, in thousands)
Personnel costs	€(71,190)	€(70,110)	2%
Depreciation and impairment	(16,621)	(5,147)	223%
Legal and professional fees	(26,072)	(25,592)	2%
Other operating expenses	(27,016)	(17,908)	51%
Total general and administrative expenses	€(140,899)	€(118,757)	19%

The increase in our general and administrative expenses in 2021 was mainly due to an exceptional impairment cost of €9.3 million on other tangible fixed assets following our decision to reassess the construction project of our new future headquarter location in Mechelen (Belgium), as well as higher cost for our insurance programs (an increase of €4.0 million compared to 2020) and the newly applicable tax on securities accounts in 2021 in Belgium for an amount of €4.3 million, both reported as other operating expenses. The Belgian tax on securities accounts is an annual tax of 0.15% which is levied on securities accounts of which the average value calculated according to certain principles would exceed €1.0 million.

Other operating income

The following table summarizes our other operating income for the years ended December 31, 2021 and 2020, together with the changes to those items.

	Year ended December 31,
	2021	2020	% Change

	(Euro, in thousands)
Grant income	€7,334	€5,452	35%
R&D incentives	44,888	45,951	(2)%
Other income	1,526	804	90%
Total other operating income	€53,749	€52,207	3%

The grant income in 2021 was fully related to grants from a Flemish agency and the Belgian government.

The grant income mainly comprises a grant received in 2021 from the National Institute for Health and Disability Insurance amounting to €5.4 million (2020: €5.0 million). This grant aims to incentivize innovative Belgian biotech companies who are performing research and development activities in order to identify new medicines.

In many cases these grant agreements carry clauses which require us to maintain a presence in the same region for a number of years and invest according to pre-agreed budgets.

R&D incentives income was primarily composed of:

●	Income from an innovation incentive system of the French government, which represented €12.4 million of other income for the year ended December 31, 2021 compared to €12.4 million for the year ended December 31, 2020
●	Income from Belgian R&D incentives with regard to incurred R&D expenses, which represented €20.9 million of other income for the year ended December 31, 2021 compared to €21.7 million for the year ended December 31, 2020
●	Tax rebates on payroll withholding taxes of R&D personnel in Belgium and the Netherlands, representing €11.7 million of other income for the year ended December 31, 2021 compared to €11.9 million for the year ended December 31, 2020

Fair value re-measurement of warrants granted to Gilead

Total fair value re-measurement for the years ended December 31, 2021, and 2020 can be split up as follows:

	Year ended December 31,
	2021	2020
	(Euro, in thousands)
Fair value re-measurement of initial warrant B	€2,960	€3,034
Total fair value re-measurement of warrants	€2,960	€3,034

Gilead warrants B

We measured the warrants (initial and subsequent warrant B) at fair value and recognized a warrant issuance liability at closing date of the transaction on August 23, 2019. Upon approval of the issuance of initial warrant B on October 22, 2019 (warrant approval date) the variable consideration was re-measured with a corresponding impact on the transaction price allocated to the performance obligation relating to our drug discovery platform, and the warrant issuance liability became a financial liability measured at fair value with changes through profit or loss as from that moment.

The issuance of initial warrant B was approved on October 22, 2019 by the extraordinary general meeting of shareholders and is not yet exercised by Gilead at December 31, 2021. The fair value measurement of this financial liability is categorized as level 3 in the fair value hierarchy. Initial warrant B has been valued on the basis of a Longstaff-Schwartz Monte Carlo model. The input data used in the model were derived from market observations (volatility, discount rate and share price) and from management estimates (number of shares to be issued and applied discount for lack of marketability).

The recognized fair value gain of €3.0 million is mainly the result of a decrease of our share price and of its implied volatility in 2021. The fair value of the financial liability related to the initial warrant B amounts to €0.2 million on December 31, 2021 (€3.2 million on December 31, 2020).

The financial liability will be re-measured at fair value at each reporting period.

Fair value re-measurement of the financial instrument related to the issuance of initial warrant B	2021	2020

	(Euro, in thousands)
Fair value of financial liability at January 1,	€(3,164)	€(6,198)
Change in fair value recorded in profit or loss	2,960	3,034
Fair value on December 31,	€(204)	€(3,164)

The fair value of the financial liability related to the initial warrant B of €0.2 million at December 31, 2021 was presented as current financial instrument, in the section current liabilities, in our consolidated statement of financial position and will be re-measured at each reporting period.

Subsequent warrant B is still subject to approval by an extraordinary general meeting of shareholders and is therefore still presented as warrant issuance liability in our deferred income (we refer to note 25 of our consolidated financial statements). Subsequent warrant B has been valued on the basis of a Longstaff-Schwartz Monte Carlo model. The input data used in the model were derived from market observations (volatility, discount rate and share price) and from management estimates (number of shares to be issued and applied discount for lack of marketability).

Other financial income and expense

The following table summarizes other financial income and expense for the years ended December 31, 2021 and 2020.

	Year ended December 31,
	2021	2020	% Change

	(Euro, in thousands)
Other financial income:
Interest income	€2,865	€10,030	(71)%
Effect of discounting long term R&D incentives receivables	93	93	-
Currency exchange gain	60,727	4,697	1193%
Fair value gain on financial assets held at fair value through profit or loss	—	2,397	(100)%
Fair value gain on current financial investments	6,763	—
Other finance income	100	1,450	(93)%
Total other financial income	70,548	18,667	278%

Other financial expenses:
Interest expenses	(11,656)	(9,389)	24%
Effect of discounting long term deferred income	(9,289)	(16,278)	(43)%
Currency exchange loss	(4,235)	(110,416)	(96)%
Fair value loss on financial assets held at fair value through profit or loss	(4,919)	—
Loss upon sale of financial assets held at fair value through profit or loss	—	(88)	(100)%
Fair value loss on current financial investments	—	(15,901)	(100)%
Other finance charges	(812)	(773)	5%
Total other financial expense	(30,911)	(152,844)	(80)%

Total net other financial expense	€39,637	€(134,177)	(130)%

The currency exchange gain of €60.7 million in 2021 primarily related to €56.6 million of unrealized exchange gains on cash and cas equivalents held in U.S. dollars, as compared to an unrealized exchange loss in 2020 of €106.4 million on cash and cash equivalents and current financial investments held in U.S. dollar. As from 2021 on the currency exchange results on the current financial investments (an exchange gain of €16.3 million) are included in the fair value result on current financial investments. We have cash, cash equivalents and current financial investments held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR. Net currency exchange gain amounted to €56.5 million for the year ended December 31, 2021, compared to a net exchange loss of €105.7 million for the year ended December 31, 2020.

Interest expenses were related to interests on term deposits, treasury bills that came to maturity and on leases of buildings and cars. Other financial expense for 2021 also included €9.3 million of costs (€16.3 million for the year ended December 31, 2020) linked to the accounting under IFRS 15 for a financing component embedded in the upfront consideration received from Gilead in connection with the revised agreement for filgotinib.

Interest income was related to interests on term deposits, notice accounts and current financial investments.

For the year ended December 31, 2021, fair value loss on financial assets held at fair value through profit or loss consisted of negative effects from the fair value re-measurement of financial assets classified as equity investments which qualify for level 1 fair value measurement based upon the closing price of such securities at each reporting date, and of an impairment loss on a participation in a non-listed company. The fair value gain on the current financial investments reflects the positive exchange differences booked on these current financial investments, compensated by the interest on treasury bills which have not yet expired and the effect of the re-measurement at fair value of the money market funds on December 31, 2021. These re-measurement losses are mainly the result of the negative returns on the EUR denominated money market funds.

For more information on currency exchange fluctuations on our business, please see the section of this annual report titled “Item 11—Quantitative and qualitative disclosures about market risk—Foreign exchange risk.”

Income Taxes

The following table summarizes our tax result for the years ended December 31, 2021 and 2020.

	Year ended December 31,
	2021	2020

	(Euro, in thousands)
Current tax	€(2,020)	€(1,069)
Deferred tax	(404)	(157)
Income taxes	€(2,423)	€(1,226)

Current tax, consisting of corporate income taxes, and deferred tax income/loss (-) related to subsidiaries working on a cost plus basis.

We refer to note 11 of our consolidated financial statements ‘Income taxes’.

Results from Discontinued Operations

On November 23, 2020, we signed a share purchase agreement with Selvita S.A. in relation to the disposal of Fidelta d.o.o. (our previous fee-for-service segment). The transaction was completed on January 4, 2021. We have classified the assets and liabilities of Fidelta as held for sale in our financial statements for the year ended December 31, 2020. The results of Fidelta were reported as discontinued operations in our consolidated income statement. Fidelta will continue performing drug discovery services for us for the next four years for which we have purchase commitments for an aggregate amount of €19.3 million on December 31, 2021.

(i) Disposal of Fidelta

a. Consideration received

(Euro, in thousands)
Cash received	€37,080
Total cash received	€37,080

b. Analysis of assets and liabilities over which control was lost

January 4, 2021
(Euro, in thousands)
Intangible assets	€21
Property, plant and equipment	10,050
Other non-current assets	160
Trade and other receivables	4,428
Cash and cash equivalents	7,884
Other current assets	863
Total assets	23,406

Non-current lease liabilities	4,115
Other non-current liabilities	70
Trade and other liabilities	4,479
Current lease liabilities	727
Income tax payable	356
Total liabilities	9,747

Net assets disposed of	€13,658

c. Gain on disposal

(Euro, in thousands)
Cash received	€37,080
Net assets disposed of	(13,658)
Effect of cumulative translation adjustment reclassified from equity on loss of control	(731)
Costs associated to the sale	(500)
Gain on disposal	€22,191

d. Net cash proceedsfrom disposal of Fidelta

(Euro, in thousands)
Cash received	€37,080
Less: cash and cash equivalents balances disposed of	(7,884)
Total consideration received, net of cash disposed of	29,196
Costs associated to the sale	(500)
Cash in from disposal of Fidelta, net of cash disposed of	€28,696

ii) Result from discontinued operations

	Year ended December 31,

	2021	2020	2019

	(Euro, in thousands, except share and per share data)

Fee-for-service revenues	€—	€16,140	€10,084
Total revenues	—	16,140	10,084

Gain on disposal of subsidiaries	22,191	—	—

Research and development expenses	—	(7,685)	(7,229)
General and administrative expenses	—	(2,000)	(1,319)
Other income	—	—	8

Operating income	22,191	6,455	1,544

Other financial income	—	179	93
Other financial expenses	—	(176)	(102)

Income before tax	22,191	6,458	1,535

Income taxes	—	(893)	(379)

Net income	€22,191	€5,565	€1,156

Basic income per share from discontinued operations	€0.34	€0.09	€0.02
Diluted income per share from discontinued operations	€0.34	€0.08	€0.02
Weighted average number of shares (in thousands of shares)	65,500	65,075	57,614
Weighted average number of shares - Diluted (in thousands of shares)	65,831	67,572	60,112

(iii) Cash flow from discontinued operations

	2021	2020	Variance

	(Euro, in thousands)
Net cash flows generated from operating activities	€—	€7,173	€(7,173)
Net cash flows generated from/used in (-) investing activities	28,696	(2,284)	30,980
Net cash flows used in financing activities	—	(664)	664
Net cash flow from discontinued operations	€28,696	€4,225	€24,472

Comparison of years ended December 31, 2020 and 2019

We refer to the “Item 5 - Operating and financial review and prospects - Financial operations overview” of our year ended December 31, 2020 Form 20-F for the comparison of the years ended December 31, 2020 and 2019.

B.     Liquidity and capital resources

With the exception of the year ended December 31, 2019, we have incurred significant operating losses. We have funded our operations through public and private placements of equity securities, upfront and milestone payments and royalties received from pharmaceutical partners under our collaboration agreements, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division and our fee-for-service division. As from the year ended December 31, 2021, net product sales also started to contribute funding our operations. Our cash flows may fluctuate and are difficult to forecast and will depend on many factors. As at December 31, 2021, our current financial investments and cash and cash equivalents amounted to €4,703.2 million. For more information on our policies regarding financial instruments, please see “Note 3—Significant accounting policies—Financial instruments” included in our consolidated financial statements appended to this annual report.

Cash flows

Comparison for the years ended December 31, 2021 and 2020

The following table summarizes the results of our audited consolidated statement of cash flows for the years ended December 31, 2021 and 2020.

	2021	2020	Variance

	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€2,143,071	€1,861,616	€281,455
Net cash flows used in operating activities	(503,827)	(427,336)	(76,492)
Net cash flows generated from investing activities	541,238	757,288	(216,050)
Net cash flows generated from/used in (-) financing activities	(3,876)	22,040	(25,916)
Effect of exchange rate differences on cash and cash equivalents	56,763	(70,539)	127,302
Cash and cash equivalents at end of the period	€2,233,368	€2,143,071	€90,297

	2021	2020	Variance

	(Euro, in thousands)
Current financial investments at end of the period	€2,469,809	€3,026,278	€(556,469)
Cash and cash equivalents from continuing operations at end of the period	2,233,368	2,135,187	98,181
Cash and cash equivalents classified as assets held for sale at end of the period	—	7,884	(7,884)
Current financial investments and cash and cash equivalents at end of the period	€4,703,177	€5,169,349	€(466,172)

The net increase of €90.3 million in cash and cash equivalents for the year ended December 31, 2021, consisted of positive unrealized exchange differences of €56.8 million and increase in cash and cash equivalents of €33.5 million. This latter was composed of (i) €564.8 million of operational cash burn, (ii) €3.3 million of cash proceeds from capital and share premium increase from exercise of subscription rights in 2021, (iii) the net sale of current financial investments of €566.4 million, and (iv) €28.7 million cash in from disposal of subsidiaries, net of cash disposed of.

The operational cash burn/cash flow is defined as the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

i. the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities

ii.the net proceeds or cash used, if any, in acquisitions or disposals of businesses; the movement in restricted cash and movement in current financial investments, if any, included in the net cash flows generated from/used in (-) investing activities.

This alternative liquidity measure is in our view an important metric for a biotech company in the development stage.

The following table presents a reconciliation of the operational cash burn, to the closest IFRS measures, for each of the periods indicated:

	2021	2020

	(Euro, in thousands)
Increase in cash and cash equivalents (excluding effect of exchange differences)	€33,535	€351,994
Less :
Net proceeds from capital and share premium increases	(3,314)	(28,287)
Net sale of current financial investments	(566,365)	(841,110)
Cash in from disposal of subsidiaries, net of cash disposed of	(28,696)	—
Total operational cash burn	€(564,840)	€(517,404)

The increase in net cash flow used in operating activities for the year ended December 31, 2021, is primarily explained by the decrease in trade liabilities of €35.4 million for the year ended December 31, 2021 as compared to an increase of €31.2 million for the year ended December 31, 2020, and the increase in inventory in 2021 of €21.2 million.

The decrease in net cash generated from investing activities for the year ended December 31, 2021, can be primarily explained by the lower net sale of current financial investments which decreased from €841.1 million for the year ended December 31, 2020 to €566.4 million for the year ended December 31, 2021. This was partly offsetby lower investments in (in)tangible fixed assets, which decreased from €91.3 million for the year ended December 31, 2020 to €57.9 million for the year ended December 31, 2021, and by the cash proceeds from the disposal of Fidelta of €28.7 million.

The decrease in net cash flow generated from/used in (-) financing activities for the year ended December 31, 2021, can primarily be attributed to lower proceeds received on exercises of subscription rights, which were for the years ended December 31, 2021 and 2020 respectively €3.3 million and €28.3 million.

The consolidated cash flow table above included both continuing and discontinued operations. The table below summarizes our statement of cash flows from discontinued operations included in the table above for the years ended December 31, 2021 and 2020.

	2021	2020	Variance

	(Euro, in thousands)
Net cash flows generated from operating activities	€—	€7,173	€(7,173)
Net cash flows generated from/used in (-) investing activities	28,696	(2,284)	30,980
Net cash flows used in financing activities	—	(664)	664
Net cash flow from discontinued operations	€28,696	€4,225	€24,472

Comparison for the years ended December 31, 2020 and 2019

We refer to the “item 5 - Operating and financial review and prospects - Financial operations overview” of our year ended December 31, 2020 Form 20-F for the comparison of the years ended December 31, 2020 and 2019.

Cash and funding sources

The table below summarizes our sources of equity financing, excluding subscription right exercises, for the years ended December 31, 2021, 2020 and 2019.

Private placement
(Euro, in thousands)
2019	€1,323,675
2020	—
2021	—
Total sources of equity financing	€1,323,675

On August 23, 2019, Gilead subscribed to 6,828,985 new ordinary shares at a price of €140.59 per share. We received €960.1 million of gross proceeds, decreased by €4.4 million of expenses, which was all paid at December 31, 2019. The total net cash proceeds from this share subscription by Gilead amounted to €955.6 million. On November 6, 2019, Gilead exercised warrant A and subscribed to 2,617,791 new ordinary shares at a price of €140.59 resulting in net proceeds of €368.0 million. As of December 31, 2021, we had no long-term debt, except for lease liabilities.

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

Of our current financial investments and cash and cash equivalents held outside of our Belgian entities as of December 31, 2021 and 2020, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law was in each case immaterial.

Funding requirements

Based on conservative assumptions, that may prove to be wrong, we believe that our existing current financial investments and cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements at least for a period of 12 months.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the terms and timing of milestones, in-licensing payments and expense reimbursement payments, if any, from our collaboration and alliance agreements;
●	the progress, timing, scope and costs of preclinical testing and clinical trials for any current or future compounds;
●	the number and characteristics of potential new compounds we identify and decide to develop;
●	our need to expand our development activities and, potentially, our research activities;
●	the costs involved in filing patent applications and maintaining and enforcing patents;
●	the cost, timing and outcomes of regulatory approvals;
●	selling and marketing activities undertaken in connection with the anticipated commercialization of any of our current or future compounds; and
●	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our products.

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

Capital expenditures

Our commitments for capital expenditures as of December 31, 2021 amounted to €21.1 million.

Our capital expenditures amounted to €57.9 million, €91.3 million and €45.7 million for the years ended December 31, 2021, 2020 and 2019 respectively.

In 2021, our capital expenditures consisted of €46.2 million for land and building additions, laboratory and computer and other equipment for €8.0 million, €3.7 million of intangible assets related to license fees (€1.3 million) and software development (€2.4 million).

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

C.     Research and development, patents and licenses, etc

For a discussion of our R&D activities, see “Item 4.B.—Business Overview” and “Item 5.A.—Operating Results.”

D.     Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business overview,” “Item 5.A.—Operating results,” and “Item 5.B.—Liquidity and capital resources.”

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

Contingent liabilities and assets

On January 4, 2021, we closed the sale of our Croatian subsidiary Fidelta. Selvita acquired 100% of the outstanding shares for a total consideration of €37.1 million. In accordance with common practice, we gave representations and warranties which are capped and limited in time.

In December 2015, we entered into a license and collaboration agreement to co-develop filgotinib with Gilead in rheumatoid arthritis, Crohn’s disease, ulcerative colitis and other indications. This agreement was revised a first time in August 2019 and in December 2020, we agreed to further revise this agreement. Under the terms of the new arrangement, we assumed all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. As from January 1, 2021, we bear the future development costs for certain studies, in lieu of the equal cost split contemplated by the previous agreement. The existing 50/50 global development cost sharing arrangement will continue for certain other studies.

All commercial economics on filgotinib in Europe will transfer to us as of January 1, 2022, subject to payment by us of tiered royalties of 8% to 15% of net sales in Europe to Gilead, starting in January 1, 2024. In connection with the amendments to the existing arrangement for the commercialization and development of filgotinib, Gilead has agreed to irrevocably pay us €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid

€35 million in January 2021, €75 million in April 2021 and will pay an additional €50 million in 2022. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. However, we will remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $295 million and sales-based milestone payments of up to $600 million. We achieved two milestones under the first revised agreement in September 2020 totaling $105 million. In September 2021, we and Gilead agreed to transfer the sponsorship of the DIVERSITY study and its LTE study from Gilead to Galapagos. The transfer is intended to be completed by June 30, 2022. From April 1, 2022, Galapagos will also be solely responsible for all development costs for the DIVERSITY study and its LTE study. Upon completion of the transfer of and operational responsibility for the DIVERSITY study, Gilead will make a one-time payment of $15 million to Galapagos in consideration for Galapagos assuming responsibility for the DIVERSITY study. If the European Medicines Agency grants regulatory approval of filgotinib for the treatment of CD based on data from the DIVERSITY study, then royalties payable by Galapagos to Gilead will be reduced by 30% across all filgotinib indications and will become 5.6% to 10.5% of net sales in Europe.

Gilead remains responsible for commercial activities outside of Europe.

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

F.     Tabular disclosure of contractual obligations

We have certain purchase commitments with contract research organization subcontractors and with Gilead principally. Future events could cause actual payments to differ from these estimates. On December 31, 2021, we had outstanding obligations for purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

			(Euro, in thousands)

Purchase commitments	€369,937	€212,065	€105,947	€46,426	€5,499

In addition to the table above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib, which is disclosed under the sections of this annual report titled “Item 5–Operating and Financial Review and Prospects.–Collaboration and Alliance Agreements–Option, License and Collaboration Agreement with Gilead”, and “Item 7.B.–Related Party Transactions.–Transaction with Major Shareholder”. The contractual cost sharing commitment amounted to €369.9 million at December 31, 2021 (€493.4 million at December 31, 2020), for which we have purchase commitments of €169.6 million at December 31, 2021 reflected in the table above (€18.1 million at December 31, 2020).

The table above does not include retirement benefit liabilities, non-current lease liabilities, non-current deferred income and other non-current liabilities.

We provide retirement benefit plans for all of our qualifying employees. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations and other provisions for employees. At December 31, 2021 the net liability for such obligations amounted to €11.7 million (€15.0 million at December 31, 2020).

Non-current lease liabilities amounted to €19.7 million at December 31,2021 (€23.0 million at December 31, 2020) and related to the non-current portion of liabilities linked to right-of-use under IFRS 16 primarily for leased buildings and leased cars.

Non-current deferred income was €1,944.8 million at December 31, 2021 (€2,366.0 million at December 31, 2020) and related to the non-current portion of the transaction price from Gilead still to be recognized as collaboration revenue in the future for our collaboration on filgotinib and the exclusive access rights to our drug discovery platform. See note 25 to the consolidated financial statements.

Other non-current liabilities amounted to €7.1 million at December 31, 2021 (€8.1 million at December 31, 2020) and primarily related to RSU plans granted in 2019, 2020 and 2021. See notes 3 and 30 to the consolidated financial statements. Management board members and other employees were granted RSU’s in 2019, 2020 and 2021. An RSU is a grant that takes the form of a promise that employees will receive Galapagos stock in the future and it will be payable, at the company’s discretion in cash or in shares, upon completion of a certain vesting period. Each RSU reflects the value of one Galapagos share. The RSU’s are measured based on the average share price over the 30-calendar day period preceding the measurement date. We recognize the corresponding expense and liability over the vesting period. The fair value of the liability is re-measured at each reporting date because currently it is management’s intention to settle the RSU’s in cash.

G.     Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6   Directors, senior management and employees

A.     Directors and senior management

Supervisory board

As a listed company with its registered office at Mechelen (Belgium), Galapagos is required to apply the Belgian Code of Companies and Associations (‘Belgian Companies Code”) and 2020 Belgian Corporate Governance Code (the “2020 Belgian Corporate Governance Code”), which both entered into force on January 1, 2020.

For the reporting year beginning on January 1, 2021, the 2020 Belgian Corporate Governance Code was our reference code. On April 28, 2020, following the amendment of our articles of association as a consequence of the then newly applicable Belgian Companies Code, Galapagos’ supervisory board approved an updated corporate governance charter. The corporate governance charter applies in addition to the law, Galapagos’ articles of association and the corporate governance provisions included in the Belgian Companies Code and the 2020 Belgian Corporate Governance Code. It describes the main aspects of corporate governance at Galapagos, including its governance structure, the terms and functioning of the supervisory and management board and its committees, and the rules of conduct.

The 2020 Belgian Corporate Governance Code requires companies to make an explicit choice for one of the governance structures provided for in the Belgian Companies Code. As of April 28, 2020, Galapagos has a two-tier governance structure as provided for by the Belgian Companies Code, with the supervisory board replacing the board of directors, and the management board replacing the executive committee.

The supervisory board is responsible for the general policy and strategy of the company and has all powers which are specifically reserved for it under the Belgian Companies Code. The supervisory board also supervises the management board. The management board exercises all powers which are not reserved for the supervisory board in accordance with the Belgian Companies Code.

In light of the recent leadership transition, the supervisory board reviewed whether the chosen governance structure is still appropriate and decided to propose a new governance structure to the general shareholders’ meeting, being a one-tier governance structure, consisting of a board of directors and an executive committee to which certain powers are delegated by the board of directors. On the date of this report, our articles of association have not yet been amended. The supervisory board invites the shareholders of Galapagos NV to approve the introduction of a one-tier governance structure at the occasion of the extraordinary shareholders’ meeting to be held on April 26, 2022.

The supervisory board has established an audit committee and a nomination and remuneration committee. Both have an advisory function. Finally, the management board has delegated the daily management of the company to one management board member, i.e. its Chief Executive Officer.

We currently have eight supervisory board members, less than a majority of whom are citizens or residents of the United States.

Under our articles of association, our supervisory board must be composed of between five and nine members, of which at least three are independent directors as defined by the Belgian Companies Code. All supervisory board members are non-executive directors. Within these limits, the number of members of the supervisory board is determined by our shareholders. Supervisory board members are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our articles of association, our supervisory board members serve terms of up to four years. Members of the supervisory board whose mandate has come to an end may be reappointed.

Subject to the approval of Galapagos’ shareholders and certain other conditions, Gilead has the right under the terms of the share subscription agreement to have two designees appointed to our supervisory board. The special shareholders’ meeting of October 22, 2019 approved the appointment of Daniel O’Day and Linda Higgins as directors of Galapagos NV.

At the annual shareholder’s meeting of April 28, 2021, the mandates of Dr. Parekh and Ms. Bosley were renewed respectively for a term of four years and one year.

The following table sets forth certain information with respect to the current members of our supervisory board, including their ages, as of December 31, 2021:

Name	Age	Date service began in current term	Date of expiration of current term (1)	Position(s)
Raj Parekh, MA, Dphil (2)	61	2021	2025	Chairman of the supervisory board
Howard Rowe, JD (3)	52	2018	2022	Supervisory board member
Katrine Bosley (2)	53	2021	2022	Supervisory board member
Mary Kerr, Ph.D. (3)	60	2020	2024	Supervisory board member
Peter Guenter (3)	59	2019	2023	Supervisory board member
Daniel O'Day	57	2019	2023	Supervisory board member
Linda Higgins	59	2019	2023	Supervisory board member
Elisabeth Svanberg, MD, Ph.D. (2)	60	2020	2024	Supervisory board member

(1) The term of the mandates of the supervisory board member will expire immediately after the annual shareholders' meeting held in the year set forth next to the member's name.
(2) Member of the nomination and remuneration committee.
(3) Member of the audit committee.

The address for our supervisory board members is Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

Six out of eight of the members of the supervisory board are independent under the Nasdaq Stock Market listing and US Securities Exchange Act requirements: Dr. Parekh (Chair), Mr. Rowe, Ms. Bosley, Dr. Kerr, Mr. Guenter and Dr. Svanberg. Five out of eight of the members of the supervisory board are independent under Belgian law: Mr. Rowe, Ms. Bosley, Dr. Kerr, Mr. Guenter and Dr. Svanberg. In 2021, the supervisory board was therefore composed of a majority of independent members.

The following is the biographical information of the members of our supervisory board (members per December 31, 2021):

Rajesh Parekh, MA, DPhil has served as the Chairman and non-executive member of our supervisory board since 2004. Dr. Parekh is a General Partner at Advent Life Sciences LLP, which he joined in 2006. During an academic career at Oxford University, he co-founded Oxford GlycoSciences PLC, where he served as Chief Scientific Officer and Chief Executive Officer from 1988 until its sale to Celltech Group PLC (now UCB SA) in 2003. He has founded or served on the boards of several life sciences companies in the United States and Europe including Avila Therapeutics, Inc.; EUSA Pharma (Europe) Limited; Biocartis NV; Amsterdam Molecular Therapeutics (AMT) Holding NV (now uniQure); Aura, Inc.; Artax, Inc.; and Project Paradise Limited. He was also a member of the supervisory board of the Novartis Venture Fund. Dr. Parekh currently serves as a member of the board of directors of Advent Life Sciences LLP; Aleta, Inc.; Alpha Anomeric SAS; Amphista Therapeutics Ltd.; Arrakis, Inc.; Aura Biosciences; Eloxx, Inc., Levicept Limited; PE

Limited; Pheno Therapeutics Ltd. and Tridek-One Therapeutics SAS. He received his MA in Biochemistry and DPhil in Molecular Medicine from the University of Oxford, where he has also been a Senior Research Fellow and Professor.

Howard Rowe, JD has served as a non-executive member of our supervisory board since 2010. Mr. Rowe is Managing Director at Hayfin Capital Management LLP, where he serves as Head of Healthcare and is a member of the Investment Committee and Operating Committee. Prior to joining Hayfin Capital Management, Mr. Rowe was a Managing Director with The Goldman Sachs Group, Inc. where he had multiple healthcare responsibilities over his 12 years at the firm. His most recent roles at Goldman Sachs were as part of the European Special Situations and Principal Strategies teams where he established and led the private healthcare investing effort. During that time he served on the boards of EUSA Pharma (Europe) Limited, Healthcare Brands International Limited, SmallBone Innovations, Inc., MedAvante, Inc. and Ikonisys, Inc. Prior to his investing activities, Mr. Rowe was a senior member of the European Healthcare Investment Banking team, where he advised numerous corporate clients on M&A and corporate finance activities. Before joining Goldman Sachs, he was a corporate lawyer with the law firm Sullivan & Cromwell LLP. Mr. Rowe received his Bachelor of Science in Psychobiology from the University of Southern California and his JD from Harvard Law School.

Katrine Bosley has served as a non-executive member of our supervisory board since 2013. Ms. Bosley served as the President, Chief Executive Officer and member of the board of directors of Editas Medicine, Inc. from June 2014 to March 2019. Prior to joining Editas, Ms. Bosley was the Entrepreneur-inResidence at The Broad Institute from 2013 to 2014. From 2009 to 2012, Ms. Bosley was President, Chief Executive Officer and member of the board of directors of Avila Therapeutics, Inc., which was acquired by Celgene Corporation in 2012. Ms. Bosley served as President, Celgene Avilomics Research at Celgene in 2012. Prior to her time at Avila Therapeutics, Ms. Bosley was Vice President, Strategic Operations at Adnexus, a Bristol-Myers Squibb R&D Company, and was Vice President, Business Development at Adnexus Therapeutics, Inc. before that. Ms. Bosley joined Adnexus Therapeutics from Biogen Idec, Inc. where she had roles in business development, commercial operations and portfolio strategy in the United States and Europe. Ms. Bosley graduated from Cornell University with a B.A. in Biology. She served on the board of the Biotechnology Innovation Organization. Ms. Bosley currently serves on the boards of Genocea Biosciences, Inc., and of the Massachusetts Eye and Ear Institute. Ms. Bosley also serves as chairman of the board of Arrakis Therapeutics.

Mary Kerr, Ph.D. is non-executive director at our supervisory board since July 26, 2016 and Chief Executive Officer of NeRRe Therapeutics. She was Co-Founder and CEO of KaNDy Therapeutics until the company was acquired by Bayer in September 2020 for an upfront consideration of $425 million, potential development and regulatory milestone payments of up to $450 million, followed by potential additional triple digit million sales milestone payments. Before her career in Biotech, Kerr held a range of senior leadership roles at GSK over more than 20 years, including Senior Vice President and Global Franchise leader for the Immuno-inflammation and Infectious Diseases franchise. Mary was a founding member and on the Corporate Executive team of ViiV Healthcare. She has spent most of her career on the R&D commercial interface in global strategy and regional operational roles, predominantly in the specialty and orphan space. Dr. Kerr gained a Ph.D. in Pharmacology at the University of Bradford, did post-doctoral research at the Michigan Cancer Foundation in Detroit, and has an MBA from the University of Kingston.

Peter Guenter has served as a non-executive member of our supervisory board since April 30, 2019. Mr. Guenter is a member of the Executive Board of Merck KGaA and Chief Executive Officer of Healthcare since January 2021. Before joining Merck, he served as Chief Executive Officer of Almirall from 2017 to 2020. Prior to joining Almirall, he worked at Sanofi for 22 years, most recently as Executive Vice President Diabetes and Cardiovascular Global Business Unit. During his tenure at Sanofi, he held many senior positions including Vice President Eastern Europe and Northern Europe, Vice President Business Management and Support, General Manager Germany, Senior Vice President Europe, Executive Vice President Global Commercial Operations and Executive Vice President General Medicine and Emerging Markets. He was a member of Sanofi’s Executive Committee from 2013 till August 2017. Before joining Sanofi, he held different positions in sales and marketing at Smith Kline and Ciba Geigy. Mr. Guenter is currently also a member of the board of the European Federation of Pharmaceutical Industries and Associations (EFPIA). He is a Belgian citizen and holds a Master’s Degree in Physical Education from the Faculty of Medicine and Health Sciences, University of Ghent.

Daniel O’Day has served as a non-executive member of our supervisory board since October 22, 2019. Mr. O’Day is Chairman of the Board of Directors and Chief Executive Officer of Gilead Sciences, which employs more than 14,000 people worldwide. Prior to joining Gilead in 2019, Mr. O’Day served as the Chief Executive Officer of Roche Pharmaceuticals. His career at Roche spanned more than three decades, during which he held several executive positions in the company’s pharmaceutical and diagnostics divisions in North America, Europe and Asia.He served as a member of the company’s Corporate Executive Committee, as well as on a number of public and private boards, including Genentech, Flatiron Health and Foundation Medicine. Mr. O’Day currently serves on the board of directors of Pharmaceutical Research and Manufacturers of America Organization. Mr. O’Day is a U.S. citizen and holds a bachelor’s degree in biology from Georgetown University and an MBA from Columbia University in New York.

Linda Higgins, Ph.D. has served as a non-executive member of our supervisory board since October 22, 2019. Linda Slanec Higgins, Ph.D., joined Gilead Sciences, Inc. in 2010 and is currently Sr. Vice President Research, Strategy, Innovation & Portfolio. In her first ten years at Gilead she led Biology, significantly expanding the therapeutic area scope and capabilities of the department. She founded External Innovation as integral component for Research. She previously served as the President & CEO of InteKrin Therapeutics and as Head of Research at Scios, Inc., a Johnson & Johnson company, where she provided leadership for drug discovery, preclinical development, and translational medicine. Dr. Higgins is passionate about biopharmaceutical discovery and development, and has been dedicated to excellence in applied scientific research since 1991. She has led projects and departments in multiple therapeutic areas including CNS, fibrosis, inflammation, cardiovascular, virology, and oncology. Dr. Higgins built many of these as new areas at Scios and Gilead. Dr. Higgins is a U.S. citizen and earned an A.B. in Behavioral Physiology from Kenyon College, a Ph.D. in Neurosciences from the University of California, San Diego School of Medicine, and completed postdoctoral training in Molecular Genetics at the Howard Hughes Medical Institute at the University of California, Berkeley. She has authored over 50 original peer reviewed scientific papers and invited reviews and is an inventor on over a dozen patents. Dr. Higgins serves as a non-executive director on the board of Arcus Biosciences, Inc and Tizona Theraepeutics, Inc.

Elisabeth Svanberg, MD, Ph.D. has served as a non-executive member of our supervisory board since April 28, 2020. Dr. Svanberg received her MD and PhD from the University of Gothenburg, Sweden and is a board certified general surgeon and associate professor of surgery. She joined Serono International in 2000, initially in the field of metabolism and subsequently held roles of increasing responsibilities before joining Bristol Myers Squibb (BMS) in the United States in 2007. At BMS, Dr. Svanberg served as development leader for a first in class novel diabetes medicine and subsequently as Head of Medical Affairs for the Intercontinental region. In 2014, Dr. Svanberg joined Janssen Pharmaceuticals (a Johnson & Johnson Company) as Vice President, Head of the Established Products group, managing a portfolio of 90 products, used by an estimated 150 million patients globally. Since 2016, Dr. Svanberg serves as the Chief Development Officer at Ixaltis SA and since 2020 as Chief Medical Officer at Kuste Biopharma, specialty pharmaceutical companies developing proprietary therapeutics to treat genitourinary (GU) disorders with unmet medical need. Dr. Svanberg serves as a non-executive director on the board of Egetis AB (formerly PledPharma) (since 2017) and Swedish Orphan Biovitrum (SOBI, since 2018), Pharnext SA (since 2020) and Amolyt Pharma SAS (since 2021).

Jérôme Contamine, has been nominated by our nomination and remuneration committee to join our board of directors as a non-executive director subject to shareholder’s approval at the annual shareholders’ meeting to be held on April 26, 2022. Mr. Jérôme Contamine served as Chief Financial Officer of Sanofi for more than nine years from 2009 until 2018. Prior to joining Sanofi, he was Chief Financial Officer of VEOLIA from 2000 to 2009. He previously held various operating functions at Total and served four years as an auditor at the French Cour des Comptes (the supreme body responsible for auditing the use of public funds in France). Mr. Jérôme Contamine is a graduate of France’s École polytechnique, ENSAE (École Nationale de la Statistique et de l’Administration Économique) and École nationale d’administration. He held the position of non-executive director at Valeo from 2006 to 2017. Mr. Jérôme Contamine currently serves as a non-executive director on the boards of Société Générale and Total Energies.

Paul Stoffels1, MD has been nominated by our nomination and remuneration committee to join our board of directors as an executive director, subject to shareholder’s approval at the annual shareholders’ meeting to be held on April 26, 2022. Dr. Stoffels has studied Medicine at the University of Diepenbeek and the University of Antwerp (both in Belgium) and Infectious Diseases and Tropical Medicine at the Institute of Tropical Medicine in Antwerp (Belgium). Until 2021, Dr. Stoffels was Vice Chairman of the Executive Committee and Chief Scientific Officer of Johnson & Johnson, setting the company wide innovation agenda, leading the pharmaceutical research and product pipeline as well as the external innovation initiatives. Prior to that, he was worldwide Chairman Pharmaceuticals of Johnson & Johnson, which significantly rejuvenated its product pipeline and adopted a transformational R&D operating model, resulting in the launch of 25 innovative medicines across the globe. Dr. Stoffels joined Johnson & Johnson in 2002, with the acquisition of Virco and Tibotec, where he was CEO, respectively Chairman, and led the development of several breakthrough products for the treatment of HIV. Dr. Stoffels currently serves as member of the supervisory board of

1 Stoffels IMC BV, permanently represented by Dr. Paul Stoffels.

Koninklijke Philips NV. Dr. Stoffels was already a member of the board of directors of Galapagos NV from its incorporation until 2002.

Daniel G. Baker, MD has been nominated by our nomination and remuneration committee to join our board of directors as a non-executive director, subject to shareholder’s approval at the annual shareholders’ meeting to be held on April 26, 2022. Dr Baker joined Janssen/Centocor in 2000 and as Vice President Immunology R&D at Janssen, his responsibilities included the clinical development of Remicade, SIMPONI and STELARA as well as other programs in rheumatology, and dermatology. He supervised many Phase I-III trials in multiple disease areas, and oversaw more than 15 regulatory approvals in the US, Europe and Japan. Throughout he was responsible for evaluating business development opportunities in the immunology space. In 2015 he took on a new role as Disease Area Stronghold Leader at Janssen where he was responsible for Phase II & III clinical development plans for rheumatology products and for the overall portfolio strategy in rheumatology/immunology. This included the early research strategy for immunology discovery, managing the early portfolio development, and approving all late-stage efforts. After his retirement from Janssen in 2019 he has continued to be involved in bringing therapies to patients. He raised capital (>20MM) to fund and start an immunology company (KiRA Biotech) where he now acts as CEO and as an Executive Director. Dan Baker received his B.A. in Biology from Gettysburg College and his medical degree from the University of Pennsylvania. He completed his medical residency at Hershey Medical Center and fellowship in Rheumatology/Immunology at the University of Pennsylvania, followed by a research fellowship in Rheumatology at Mass General Hospital. He continued on the faculty of the University of Pennsylvania for 18 years before taking on industry roles.

Pursuant to the new Nasdaq Stock Market Listing Rule and US Securities Exchange Act requirements, we disclose aggregated statistical information about the supervisory board’s voluntary self-identified gender and racial characteristics and LGBTQ+ status for 2021. Diverse means an individual who self-identifies as one or more of the following: Female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in the country of the Company’s principal executive offices.

Supervisory Board Diversity Matrix (As of March 15, 2022)
Country of Principal Executive Offices	Belgium
Foreign Private Issuer	Yes
Disclosure prohibited under Home Country Law	No
Total number of supervisory board members	8
	Female	Male		Non-binary	Did not disclose gender
Part I: Gender Identity
Directors (supervisory board members)	4	4		0	0

Part II: Demographic Background
Underrepresented individual in Home Country Jurisdiction			0
LGBTQ+			0
Did not disclose demographic background			0

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we satisfy the board diversity requirement with two female directors. We have four female and four male supervisory board members.

Management board

As of April 28, 2020 Galapagos has a two-tier governance structure as provided for by the Belgian Companies Code, with the supervisory board replacing the board of directors, and the management board replacing the executive committee.

The following table sets forth certain information with respect to the members of our management board as of December 31, 2021:

Name	Age	Position(s)
Onno van de Stolpe	62	Chief Executive Officer
Bart Filius, MBA	51	President, Chief Financial Officer & Chief Operating Officer
Piet Wigerinck, Ph.D. (1)	57	Chief Scientific Officer
Andre Hoekema, Ph.D.	64	Chief Business Officer
Walid Abi-Saab, MD	56	Chief Medical Officer
Michele Manto	48	Chief Commercial Officer
(1) Management board member until November 30, 2021.

The address for the members of our management board is Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

There is no potential conflict of interest between the private interests or other duties of the members of the management board listed above and their duties to us.

Dr. Wigerinck, our former Chief Scientific Officer, left Galapagos and was a management board member until November 30, 2021.

We announced that Stoffels IMC BV, permanently represented by Dr. Stoffels, will become our Chief Executive Officer effective April 1, 2022.

Below are the biographies of the members of our management board:

Onno van de Stolpe founded our company in 1999 and has served as our Chief Executive Officer from 1999 to the present. On August 30, 2021 Galapagos announced his planned retirement as CEO and Dr. Paul Stoffels (acting via Stoffels IMC BV) will fully take over as CEO effective April 1, 2022. Onno van de Stolpe will execute a purely advisory role as advisor of the management board. Onno van de Stolpe served as a member of our board of directors from 1999 until his mandate ended on April 28, 2020. From 1998 to 1999, he was the Managing Director of Genomics at IntroGene BV (later Crucell NV, which was acquired by Johnson & Johnson Services, Inc. in 2011). Prior to joining IntroGene in 1998, he was Managing Director of Molecular Probes Europe BV. He established the European headquarters after joining Molecular Probes, Inc. in the United States. Previously, he worked for The Netherlands Foreign Investment Agency in California, where he was responsible for recruiting biotechnology and medical device companies to locate in the Netherlands. Mr. Van de Stolpe started his career as Manager of Business Development at MOGEN International NV in Leiden. He received an MSc degree from Wageningen University. Mr. Van de Stolpe has previously served as a member of the board of directors of DCPrime BV and as a member of the supervisory board of the Stichting Institute for Human Organ and Disease Model Technologies. In September 2020, he was elected as non-executive member of the supervisory board of Leyden Labs and since March 2021 he is a non-executive member of the board of directors of European Biotech Acquisition Corp (EBAC).

Bart Filius, MBA was appointed President of Galapagos in February 2021 and has served as our Chief Financial Officer since December 2014 and as our Chief Operating Officer since September 2017. Prior to that, Mr. Filius worked over 13 years at Sanofi SA, where he was the Chief Financial Officer of Sanofi Europe during the last three years. Earlier at Sanofi, Mr. Filius was the Country Manager and Chief Financial Officer of Sanofi in the Netherlands. Before that, he was Vice President for Mergers & Acquisitions, during which time Mr. Filius led and completed the divestiture of various franchises. Prior to joining Sanofi, he was a strategy consultant at Arthur D. Little. Mr. Filius has an MBA degree from INSEAD and a bachelor’s degree in business from Nyenrode Business University. In May 2019, Mr. Filius was elected as non-executive director in the supervisory board of ProQR Therapeuthics NV.

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

Walid Abi-Saab, MD joined Galapagos as Chief Medical Officer in March 2017. Dr. Abi-Saab drives the overall medical strategy of the company and is responsible for late stage clinical development and operations, medical and regulatory affairs, and safety. As of June 2021, he became responsible for all development activities as he added early-stage development activities to his already existing responsibilities for late-stage development. As of December 2021, Dr. Abi-Saab took on ad interim responsibility for the Research Organization. Previously, Dr. Abi-Saab worked at Shire AG where he held various clinical development leadership roles, most recently as Group Vice President, Global Clinical Development - Therapeutic Area Head, Gastro-intestinal, Endocrinology and Metabolism. Prior to that, he led clinical development activities at Novartis Pharma AG, Abbott Laboratories Inc. and Pfizer Inc., addressing a wide range of therapeutic areas and leading teams throughout the clinical development process. Under his leadership, more than 30 molecules have advanced through clinical development leading to several approvals in the United States, the EU and Canada. Prior to his pharma roles, Dr. Abi-Saab was Assistant Professor of Psychiatry and Neurosurgery at Yale University Medical School, where he headed their Schizophrenia Research at the Clinical Neuroscience Research Unit and the Neurosurgery Epilepsy Microdialysis Research Program. Dr. Abi-Saab holds an M.D. degree from Université Saint Joseph in Beirut, Lebanon.

Michele Manto, MBA has been appointed as Chief Commercial Officer in January 2020. He joined Galapagos in September 2017 as Senior Vice President Commercial Operations to build and lead Galapagos’ commercial organization and capabilities. Previously, Mr. Manto held various commercial leadership roles at AbbVie, most recently as General Manager, Global Marketing Rheumatology and as General Manager in the Netherlands. Prior to this, he led AbbVie’s commercial activities and launches in rheumatology, gastroenterology and dermatology in Germany and other European countries. He started his professional career as a management and strategy consultant at McKinsey & Company. Mr. Manto holds an MBA from INSEAD and a degree in engineering from the Politecnico of Milan.

Paul Stoffels2, has been appointed as Chief Executive Officer effective April 1, 2022. Dr. Stoffels has studied Medicine at the University of Diepenbeek and the University of Antwerp (both in Belgium) and Infectious Diseases and Tropical Medicine at the Institute of Tropical Medicine in Antwerp (Belgium). Until 2021, Dr. Stoffels was Vice Chairman of the Executive Committee and Chief Scientific Officer of Johnson & Johnson, setting the company wide innovation agenda, leading the pharmaceutical research and product pipeline as well as the external innovation initiatives. Prior to that, he was worldwide Chairman Pharmaceuticals of Johnson & Johnson, which significantly rejuvenated its product pipeline and adopted a transformational R&D operating model, resulting in the launch of 25 innovative medicines across the globe. Dr. Stoffels joined Johnson & Johnson in 2002, with the acquisition of Virco and Tibotec, where he was CEO, respectively Chairman, and led the development of several breakthrough products for the treatment of HIV. Dr. Stoffels currently serves as member of the supervisory board of Koninklijke Philips NV. Dr. Stoffels was already a member of the board of directors of Galapagos NV from its incorporation until 2002.

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

2 Stoffels IMC BV, permanently represented by Mr. Paul Stoffels

B.     Compensation

The aggregate compensation paid and benefits in kind granted by us to our current members of the management board and supervisory board, excluding share-based compensation, for the year ended December 31, 2021, was €4,632,904.33. For the year ended December 31, 2021, the total amounts set aside or accrued to provide pension, retirement or similar benefits to our management board amounted to €399,459.44.

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

Compensation of our supervisory board

The remuneration of our supervisory board members is submitted by our supervisory board for approval to the shareholders’ meeting and is only implemented after such approval. The procedure for establishing the remuneration policy and setting remuneration for members of our supervisory board is determined by our supervisory board on the basis of proposals from the nomination and remuneration committee, taking into account relevant benchmarks from the biotechnology industry. In 2020, pursuant to the expected implementation in Belgium of the Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement, or SRD II, the remuneration policy has been submitted to a binding vote of our 2020 shareholders’ meeting and has been approved during this shareholders’ meeting. On May 6, 2020, the Belgian Act of 28 April 2020 transposing the SRD II into Belgian law was published in the Belgian Official Journal. The policy became effective as of January 1, 2020 and applies for the reporting year beginning on January 1, 2021.

In light of the proposed introduction of a one-tier governance structure at the occasion of the extraordinary shareholders’ meeting to be held on April 26, 2022, the supervisory board invites our shareholders to approve a revised remuneration policy, applying for the reporting year beginning on January 1, 2022.

The annual shareholders’ meeting of April 28, 2020 determined, upon recommendation of the nomination and remuneration committee, that the compensation (excluding expenses) of the supervisory board members, other than the supervisory board members representing a shareholder, for the exercise of their mandate during the financial year ending December 31, 2021 is as follows:

(a) cash remuneration: (i) Chairman of the supervisory board (i.e. Raj Parekh): €100,000; (ii) other non-executive supervisory board members (i.e. Howard Rowe, Katrine Bosley, Mary Kerr, Peter Guenter, and Elisabeth Svanberg): €50,000 each; (iii) annual additional compensation for membership of a board committee (audit committee: Mary Kerr and Peter Guenter; nomination and remuneration committee: Katrine Bosley and Elisabeth Svanberg): €15,000; (iv) annual additional compensation for the chairmanship of a board committee (audit committee: Howard Rowe; nomination and remuneration committee: Rajesh Parekh): €20,000;

(b) equity-based remuneration: (i) chairman of the supervisory board (i.e. Raj Parekh): €100,000; (ii) other non-executive supervisory board members (i.e. Howard Rowe, Katrine Bosley, Mary Kerr, Peter Guenter, and Elisabeth Svanberg): €50,000 each; in each case (i) and (ii) subject to the requirement to use the net amount (after taxes) to acquire Galapagos shares. These latter payments make up the equivalent of an equity component of the supervisory board members’ remuneration and the resulting shares are to be held until at least one year after the supervisory board members leaves the supervisory board and at least three years after the time of acquisition. During the financial year 2021, one management board member waived the equity-related remuneration.

The same 2020 annual shareholders’ meeting resolved that the mandate of a supervisory board member representing a shareholder on the supervisory board will not be remunerated (i.e. Daniel O’Day and Linda Higgins).

The remuneration of the supervisory board members does not contain a variable part; hence no performance criteria apply to their remuneration.

The following table sets forth the fees (excluding expenses) received by our supervisory board members for the performance of their mandate as a supervisory board member, during the year ended December 31, 2021:

	Supervisory board				Audit committee		Nomination and remuneration committee
	Cash remuneration		Equity-based remuneration
	Chairman	Member	Cash (gross amount)	Acquired	Chairman	Member	Chairman	Member
	Fees earned	Fees earned	granted to acquire	GLPG	Fees earned	Fees earned	Fees earned	Fees earned
Name	(Euro)	(Euro)	GLPG shares (1)	shares (1)	(Euro)	(Euro)	(Euro)	(Euro)
Dr. Rajesh Parekh	€100,000		€100,000	1,026			€20,000
Mr. Howard Rowe		€50,000	50,000	512	€20,000
Ms. Katrine Bosley (2)		50,000	-	-				€15,000
Dr. Mary Kerr		50,000	50,000	512		€15,000
Mr. Peter Guenter		50,000	50,000	522		15,000
Dr. Elisabeth Svanberg		50,000	50,000	522				15,000
Mr. Daniel O’Day (3)
Dr. Linda Higgins (3)
Total	€100,000	€250,000	€300,000		€20,000	€30,000	€20,000	€30,000

(1) The company grants a gross amount equal to the respective supervisory board member’s annual cash remuneration, to use the net portion (after taxes) to acquire shares of Galapagos in the open market.

(2) Ms. Bosley waived her equity-related remuneration for financial year 2021.
(3) Mr. O’Day and Dr. Higgins, both Gilead representatives, do not receive any remuneration for their mandate as supervisory board members.

The table below provides an overview as of December 31, 2021 of the subscription rights held by the supervisory board members. Upon recommendation of our nomination and remuneration committee, the board of directors decided in February 2020 to discontinue the grant of subscription rights to supervisory board members going forward.

	Subscription right award
					Subscription	Number of ordinary	Number of	Number of
		Grant	Vesting	Subscription right	right	shares underlying	subscription rights	subscription rights
	Plan	date	period	exercise	expiration	subscription rights	exercisable	exercised
Name				price (Euro)	date	per Dec. 31, 2021	per Dec. 31, 2021	during 2021
Raj Parekh	WP 2017	8/30/2017	36 months	80.57	5/16/2025	15,000	15,000
	WP 2018	6/18/2018	1/36 per	79.88	4/18/2026	15,000
	WP 2019	07/12/2019	month	95.11	04/10/2027	15,000

Total						45,000		—

Howard Rowe	WP 2014	10/14/2014		14.54	7/24/2022	2,520	2,520
	WP 2015	6/29/2015		28.75	4/29/2023	2,520	2,520
	WP 2015.B	03/02/2016	36 months	49.00	12/21/2023	7,500	7,500
	WP 2016	7/31/2016	1/36 per	46.10	5/31/2024	7,500	7,500
	WP 2017	8/30/2017	month	80.57	5/16/2025	7,500	7,500
	WP 2018	6/18/2018		79.88	4/18/2026	7,500
	WP 2019	07/12/2019		95.11	04/10/2027	7,500

Total						42,540		—

Katrine Bosley	WP 2015	6/29/2015		28.75	4/29/2023	2,520	2,520
	WP 2015.B	03/02/2016	36 months	49.00	12/21/2023	7,500	7,500
	WP 2016	7/31/2016	1/36 per	46.10	5/31/2024	7,500	7,500
	WP 2017	8/30/2017	month	80.57	5/16/2025	7,500	7,500
	WP 2018	6/18/2018		79.88	4/18/2026	7,500
	WP 2019	07/12/2019		95.11	04/10/2027	7,500

Total						40,020		—

Mary Kerr	WP 2017	8/30/2017	36 months	80.57	5/16/2025	7,500	7,500
	WP 2018	6/18/2018	1/36 per	79.88	4/18/2026	7,500
	WP 2019	07/12/2019	month	95.11	04/10/2027	7,500

Total						22,500		—

Peter Guenter	WP 2019	07/12/2019	36 months	95.11	04/10/2027	7,500
			1/36 per
			month
Total						7,500		—

Elisabeth Svanberg	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Daniel O'Day	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Linda Higgins	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

No loans, quasi-loans or other guarantees were given to the supervisory board members during the year ended December 31, 2021.

Compensation of members of the management board

The compensation of the members of our management board is determined by our supervisory board based on the recommendations by our nomination and remuneration committee.

The remuneration of the members of our management board consists of different components:

●	Fixed remuneration: a basic fixed fee designed to fit responsibilities, relevant experience and competences, in line with market rates for equivalent positions. The amount of fixed remuneration is evaluated and determined by the supervisory board every year, upon recommendation of the nomination and remuneration committee.

●	Variable remuneration (short-term): members of the management board may be entitled to a bonus. The award of a bonus is merit-driven and based on the group’s performance management system that is based on annual individual performance (including exceptional deliverables) in combination with our overall performance, compared to the level of achievement of individual and corporate objectives that are established annually. As from the year that ended December 31, 2019, the maximum short-term cash bonus of the chief executive officer is set at 75% of his yearly fixed cash salary. The actual bonus of the chief executive officer is determined by our supervisory board, upon recommendation of the nomination and remuneration committee, and is based on the achievement of corporate and individual objectives. The maximum aggregate bonus pot for the other members of the management board is set at 50% of their combined fixed cash salaries for the short-term cash bonus. The actual bonuses of these other management board members are determined by our supervisory board, upon recommendation of the nomination and remuneration committee, and are based on the achievement of corporate and individual objectives. In addition, exceptional special bonuses, outside the scope of the regular bonus schemes, can be considered by the supervisory board, upon recommendation of the nomination and remuneration committee, in the event of and for exceptional achievements.
●	Incentive plans (long-term): as from the year that ended December 31, 2019, the chief executive officer is eligible to receive up to the equivalent number of restricted stock units, or RSUs, to 75% of the fixed part of his annual remuneration, and the other members of the management board are eligible to receive up to the equivalent number of RSUs to 50% of the total amount of the fixed part of their aggregate annual remuneration as an annual long term incentive. They may receive additional RSUs under other RSU plans that were put in place. For a description of the main characteristics of our RSU plans for management board members, see “RSU Plans” below. In addition, subscription rights have been granted and may be granted in the future to the members of the management board. For a description of the main characteristics of our subscription right plans, see “Subscription Right Plans” below.
●	Other: pension, company car, insurances, tax advisory services and payments for invalidity and healthcare cover and other fringe benefits of non-material value.

No loans, quasi-loans or other guarantees were given to members of our management board during the year ended December 31, 2021.

The following table sets forth information concerning the compensation earned by the management board members, during the year ended December 31, 2021:

	(Euro)
	Fixed remuneration			Variable remuneration			Total
Management board member	Base salary	Other components (1)	Pension	One-year variable (2)	Multi-year variable		remuneration
					Vested RSUs (3)	Granted SRs (4)

Onno van de Stolpe (5)	€636,000	€164,314	€93,600	€360,000	€1,074,336	€—	€2,328,250
Bart Filius	480,500	27,565	63,300	215,906	867,162	—	1,654,433
Andre Hoekema	377,250	29,572	55,350	92,531	383,622	—	938,325
Piet Wigerinck (6)	387,333	14,994	57,200	194,792	713,686	—	1,368,005
Walid Abi-Saab	422,750	15,874	62,400	154,219	713,686	—	1,368,929
Michele Manto (7)	€336,250	€218,835	€48,750	€154,219	€173,444	€—	€931,498

(1) Other components are the value of the benefits and perquisites awarded, such as a company car, tax advisory services, health and disablity insurance and work from home allowance.

(2) The one-year variable is the short-term bonus awarded to each management board member in respect of 2021 and paid in April 2022, except for Piet Wigerinck the 2021 bonus (pro rata) has been paid in December 2021 following his departure.

(3) During financial year 2021 RSUs vested under RSU Plan 2019.II, 2019.III and 2020.II and pay-outs occurred accordingly.

(4) The value of the subscription rights ("SRs") granted during the financial year 2021 is calculated by comparing the exercise price with the average share price of the share as quoted on Euronext Brussels and Amsterdam during the financial year 2021.

(5) Mr. Onno van de Stolpe's base salary is €636,000, including €18,859.44 in the form of personal pension contributions. The €93,600 pension amount does not include the amount of €18,859.44, which is part of Mr. Onno van de Stolpe's fixed base salary. The other components figure principally includes tax advisory fees.

(6) Management board member until November 30, 2021. His exit package is set out under section 'Severance clauses and payments'.

(7) Mr. Manto’s other components figure includes one-time compensation in relation to an adverse change in personal taxation basis. This change was brought about by Galapagos’ decision for Mr Manto’s services to be provided under a management agreement with Galapagos from January 1, 2020, in compliance with newly introduced Belgian Code and the introduction of the two-tier governance model.

The total remuneration table above sets forth the value of the number of RSUs vested and paid out in 2021 for each management board member. Each RSU represents the right to receive, at Galapagos’ discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date. However, for management board members, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive. During 2021, there were RSU vestings under three different RSU Plans: RSU Plan 2019.II, Plan 2019.III and Plan 2020.II. The pay-outs to the management board members occurred accordingly and the aggregate amounts are set forth in the total remuneration table above.

Subscription rights

In addition, the management board members in office during the year ended December 31, 2021, were granted (and accepted) subscription rights : Mr. van de Stolpe (85,000 subscription rights), Mr. Filius (50,000 subscription rights), Dr. Wigerinck (40,000 subscription rights), Dr. Walid Abi-Saab (40,000 subscription rights), Dr. Hoekema (30,000 subscription rights), and Mr. Manto (30,000 subscription rights) under Subscription Right Plan 2021 BE. The exercise price of these subscription rights is €64.76. For all the beneficiaries under the Subscription Right Plan 2021 BE, the subscription rights vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. These subscription rights are exercisable as from January 1, 2025.

The table below provides an overview as of December 31, 2021 of the subscription rights held by, awarded to and exercised by the members of our management board in office during the year ended December 31, 2021.

	Subscription rights awarded
						Number of	Subscription rights exercised
				Subscription rights		ordinary shares	Number of	Number of	Number of
				exercise	Subscription rights	underlying	subscription	subscription	subscription
				price	expiration	subscription rights	rights exercisable	rights awarded	rights exercised
Name	Plan	Grant date	Vesting period	(Euro)	date	Per Dec 31, 2021	per Dec 31, 2021	during 2021	per Dec 31, 2021
Onno van de Stolpe	Warrant Plan 2013	07/29/2013		19.38	05/15/2021	—	—		41,874
	WP 2014	10/14/2014	36 months	14.54	7/24/2022	100,000	100,000
	WP 2015	6/29/2015	1/36 per	28.75	4/29/2023	100,000	100,000
	WP 2015.B	03/02/2016	month	49.00	12/21/2023	100,000	100,000
	WP 2016	7/31/2016		46.10	5/31/2024	100,000	100,000
	WP 2017	8/30/2017		80.57	5/16/2025	100,000	100,000
	WP 2018	6/18/2018		79.88	4/18/2026	100,000
	WP 2019	07/12/2019		95.11	04/10/2027	100,000
	Subscription Right Plan 2020	6/16/2020	100% 3rd year after year of grant 01/01/2024	168.42	4/17/2028	85,000
	SR Plan 2021 BE	07/02/2021	100% 3rd year after year of grant 01/01/2025	64.76	4/30/2029	85,000		85,000

Total						870,000	500,000	85,000	41,874

Bart Filius	WP 2017	8/30/2017		80.57	5/16/2025	60,000	60,000
	WP 2018	6/18/2018	100% 3rd year	79.88	4/18/2026	80,000
	WP 2019	07/12/2019	after year of	95.11	04/10/2027	65,000
	SR Plan 2020	6/16/2020	grant	168.42	4/17/2028	50,000
	SR Plan 2021 BE	07/02/2021		64.76	4/30/2029	50,000		50,000

Total						305,000	60,000	50,000	—

Piet Wigerinck	WP 2015.B	03/02/2016		49.00	12/21/2023	35,000	35,000		5,000
	WP 2016	7/31/2016	100% 3rd year	46.10	5/31/2024	60,000	60,000
	WP 2017	8/30/2017	after year of	80.57	5/16/2025	60,000	60,000
	WP 2018	6/18/2018	grant	79.88	4/18/2026	60,000
	WP 2019	07/12/2019		95.11	04/10/2027	50,000
	SR Plan 2020	6/16/2020		168.42	4/17/2028	40,000
	SR Plan 2021 BE	07/02/2021		64.76	4/30/2029	40,000		40,000

Total						345,000	155,000	40,000	5,000

Andre Hoekema	WP 2014	10/14/2014		14.54	7/24/2022	10,000	10,000		20,000
	WP 2015	6/29/2015		28.75	4/29/2023	30,000	30,000
	WP 2015.B	03/02/2016	100% 3rd year	49.00	12/21/2023	40,000	40,000
	WP 2016	7/31/2016	after year of	46.10	5/31/2024	55,000	55,000
	WP 2017	8/30/2017	grant	80.57	5/16/2025	60,000	60,000
	WP 2018	6/18/2018		79.88	4/18/2026	50,000
	WP 2019	07/12/2019		95.11	04/10/2027	50,000
	SR Plan 2020	6/16/2020		168.42	4/17/2028	30,000
	SR Plan 2021 BE	07/02/2021		64.76	4/30/2029	30,000		30,000

Total						355,000	195,000	30,000	20,000

Walid Abi-Saab	WP 2016 (B)	04/06/2017		62.50	1/19/2025	10,000	10,000
	WP 2017	8/30/2017	100% 3rd year	80.57	5/16/2025	45,000	45,000
	WP 2018	6/18/2018	after year of	79.88	4/18/2026	60,000
	WP 2019	07/12/2019	grant	95.11	04/10/2027	50,000
	SR Plan 2020	6/16/2020		168.42	4/17/2028	40,000
	SR Plan 2021 BE	07/02/2021		64.76	4/30/2029	40,000		40,000

Total						245,000	55,000	40,000	—

Michele Manto	WP 2017	8/30/2017		80.57	5/16/2025	60,000	60,000
	WP 2018	6/18/2018	100% 3rd year	79.88	4/18/2026	30,000
	WP 2019	07/12/2019	after year of	95.11	04/10/2027	40,000
	SR Plan 2020	6/16/2020	grant	168.42	4/17/2028	30,000
	SR Plan 2021 BE	07/02/2021		64.76	4/30/2029	30,000		30,000

Total						190,000	60,000	30,000	—

RSU plans

Upon recommendation of the nomination and remuneration committee, the board of directors (now our supervisory board) has updated the remuneration policy to also include the grant of RSUs as a long-term incentive for the members of the management board, starting from the year ended on December 31, 2019.

We currently have the following restricted stock unit (RSU) programs:

•	Plan 2020.I and Plan 2021.I, under which the grants are intended to be made every year, subject to a decision of the supervisory board. This plan is intended to provide a long-term incentive to certain of our employees and management board members and replaces the deferred portion of the bonus under the old Senior Management Bonus Scheme;
•	Plan 2019.II, 2020.II, Plan 2021.II and Plan 2021 IV - These plans are aimed at retaining a specific set of our employees and management board members whose retention is deemed so important for the future performance of Galapagos that an additional incentive is desired. The beneficiaries are nominated by the nomination and remuneration committee and the supervisory board approves the list of beneficiaries. The four-year vesting period is designed to be aligned with long-term shareholder interests;
•	Plan 2019.I – Grants under this plan were maded in 2019 only on the basis of a decision of the board of directors (existing at that time, now known as the supervisory board), as previously announced. No new grants under this plan will be made;
•	Plan 2019.III – This exceptional RSU grant took place in 2019 under an RSU Transaction Bonus Plan for the successful closing of the Gilead transaction; and
•	Plan 2021.III - This plan is intended to compensate employees who transferred from Gilead to Galapagos in the framework of the transfer of European commercialization rights for the long-term incentive plans within Gilead under which unvested RSU awards lapse upon transfer out of the Gilead group. These employees received an RSU grant from Galapagos.

The RSU plans are intended to provide certain members of the management board and certain employees of Galapagos the opportunity to receive RSUs as an incentive. Their purpose is to retain and encourage participants to contribute to the performance of Galapagos and its affiliates by aligning their financial interests with those of the shareholders.

The main characteristics of these plans are as follows:

•	The RSUs are offered for no consideration;
•	Three or four year vesting periods apply, as set forth per plan in the table below;
•	Each RSU reflects the value of one Galapagos share and payout will be in cash or shares, at Galapagos’ discretion, it being understood that in respect of members of the management board, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive; and
•	In case of termination of service before the vesting date, bad and good leaver rules apply.

In 2021, the management board were offered new restricted stock units (‘RSUs’) under 2021 RSU Annual Long-Term Incentive Plan and the 2021 RSU Retention Plan, subject to acceptance. The members of the management board accepted all RSUs offered to them, except two management board members did not accept their grant under the 2021 RSU Annual Long-Term Incentive Plan. The first RSU grant will vest in full three years after the offer date. The second RSU grant has a four-year vesting period, with 25% vesting each year and a first vesting date on May 1, 2022. The RSUs are not transferable. The table below sets forth the number of RSUs offered to each management board member in 2021, including for our former CSO Dr. Wigerinck: Mr. Onno van de Stolpe: 63,830 RSUs, Mr. Bart Filius: 62,730 RSUs, Dr.

Piet Wigerinck: 835 RSUs, Dr. Walid Abi-Saab: 44,038 RSUs, Dr. Andre Hoekema: 52,312 RSUs and Mr. Michele Manto: 31,694 RSUs.

No RSUs expired during the year ended December 31, 2021. The table below sets out the main characteristics of RSU plans issued to the management board members during 2019, 2020 and 2021, the RSUs awarded to each management board member under the respective RSU Plan and vested for and paid out to each management board member during 2021:

Name	Plan	Grant date	Vesting period	Vesting date	Number of RSUs granted		Number of RSUs vested during 2021
Onno van de Stolpe	Plan 2019.I	10/16/2019	100% three years after offer date	10/16/2022	15,000
	Plan 2019.II	10/16/2019	25%/year	05/01/2020	25,606
			Four-year vesting period	05/01/2021			6,401
				05/01/2022
				05/01/2023
	Plan 2019.III	10/16/2019	50% two year after offer date	10/16/2021	16,922		8,461
			50% three years after offer date	10/16/2022
	Plan 2020.I	05/06/2020	100% three years after offer date	05/06/2023	2,392
	Plan 2020.II	05/06/2020	25%/year	05/01/2021	15,925		3,981
			Four-year vesting period	05/01/2022
				05/01/2023
				05/01/2024
	Plan 2021.I	05/05/2021	100% three years after offer date	05/05/2024	2,111
	Plan 2021.IV	05/05/2021	25%/year	05/01/2022	61,719
			Four-year vesting period	05/01/2023
				05/01/2024
				05/01/2025
Total					139,675		18,843

Bart Filius	Plan 2019.I	10/16/2019	100% three years after offer date	10/16/2022	5,000
	Plan 2019.II	10/16/2019	25%/year	05/01/2020	17,924
			Four-year vesting period	05/01/2021			4,481
				05/01/2022
				05/01/2023
	Plan 2019.III	10/16/2019	50% two year after offer date	10/16/2021	16,922		8,461
			50% three years after offer date	10/16/2022
	Plan 2020.I	05/06/2020	100% three years after offer date	05/06/2023	1,452
	Plan 2020.II	05/06/2020	25%/year	05/01/2021	11,148		2,787
			Four-year vesting period	05/01/2022
				05/01/2023
				05/01/2024
	Plan 2021.I	05/05/2021	100% three years after offer date	05/05/2024	1,011
	Plan 2021.IV	05/05/2021	25%/year	05/01/2022	61,719
			Four-year vesting period	05/01/2023
				05/01/2024
				05/01/2025
Total					115,176		15,729

Piet Wigerinck	Plan 2019.I	10/16/2019	100% three years after offer date	10/16/2022	5,000
	Plan 2019.II	10/16/2019	25%/year	05/01/2020	17,924
			Four-year vesting period	05/01/2021			4,481
				05/01/2022
				05/01/2023
	Plan 2019.III	10/16/2019	50% two year after offer date	10/16/2021	10,153		5,076
			50% three years after offer date	10/16/2022
	Plan 2020.I	05/06/2020	100% three years after offer date	05/06/2023	932
	Plan 2020.II	05/06/2020	25%/year	05/01/2021	11,148		2,787
			Four-year vesting period	05/01/2022
				05/01/2023
				05/01/2024
	Plan 2021.I	05/05/2021	100% three years after offer date	05/05/2024	835	(1)
Total					45,992		12,344

Andre Hoekema	Plan 2019.I	10/16/2019	100% three years after offer date	10/16/2022		3,000
	Plan 2019.III	10/16/2019	50% two year after offer date	10/16/2021		16,922		8,461
			50% three years after offer date	10/16/2022
	Plan 2020.I	05/06/2020	100% three years after offer date	05/06/2023		832
	Plan 2021.I	05/05/2021	100% three years after offer date	05/05/2024		879	(2)
	Plan 2021.IV	05/05/2021	25%/year	05/01/2022		51,433
			Four-year vesting period	09/01/2022	(3)
				05/01/2024
				05/01/2025
Total						73,066		8,461

Walid Abi-Saab	Plan 2019.I	10/16/2019	100% three years after offer date	10/16/2022		5,000
	Plan 2019.II	10/16/2019	25%/year	05/01/2020		17,924
			Four-year vesting period	05/01/2021				4,481
				05/01/2022
				05/01/2023
	Plan 2019.III	10/16/2019	50% two year after offer date	10/16/2021		10,153		5,076
			50% three years after offer date	10/16/2022
	Plan 2020.I	05/06/2020	100% three years after offer date	05/06/2023		932
	Plan 2020.II	05/06/2020	25%/year	05/01/2021		11,148		2,787
			Four-year vesting period	05/01/2022
				05/01/2023
				05/01/2024
	Plan 2021.I	05/05/2021	100% three years after offer date	05/05/2024		835
	Plan 2021.IV	05/05/2021	25%/year	05/01/2022		43,203
			Four-year vesting period	05/01/2023
				05/01/2024
				05/01/2025
Total						89,195		12,344

Michele Manto	Plan 2019.II	10/16/2019	25%/year	05/01/2020		5,121
			Four-year vesting period	05/01/2021				1,280
				05/01/2022
				05/01/2023
	Plan 2020.I	05/06/2020	100% three years after offer date	05/06/2023		612
	Plan 2020.II	05/06/2020	25%/year	05/01/2021		5,308		1,327
			Four-year vesting period	05/01/2022
				05/01/2023
				05/01/2024
	Plan 2021.I	05/05/2021	100% three years after offer date	05/05/2024		835
	Plan 2021.IV	05/05/2021	25%/year	05/01/2022		30,859
			Four-year vesting period	05/01/2023
				05/01/2024
				05/01/2025
Total						42,735		2,607

(1) Dr. Wigerinck did not accept his offer under the 2021.I RSU Plan.
(2) Dr. Hoekema did not accept his offer under the 2021.I RSU Plan.

(3) Upon substantiated recommendation of the remuneration and nomination committee, the supervisory board approved a deviation of the vesting rules under the RSU plan 2021.IV. The second vesting of 25% of the RSU grant under the aforementioned plan (corresponding with 12,858 RUSs) will occur earlier than under the normal plan rules.

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

The Belgian Companies Code includes a cap on liability for directors (i.e. supervisory board members and management board members, including persons in charge of daily management) for any damages they cause due to mismanagement, including breaches of the articles of association and the Belgian Companies Code. This liability cap applies towards the company and third parties. For Galapagos, the cap amounts to €12,000,000. The cap applies irrespective of the number of claimants or defendants for the same (set of) facts. However, the cap does not apply to repetitive minor misconduct, serious error or cases of fraud. Furthermore, the cap does not apply to directors’ liability under the special liability regimes relating to payment of withholding tax, VAT and social security contributions.

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

The subscription rights granted under subscription right plans created from 2011 onwards vest at the end of the third calendar year following the year of the grant, with no intermediate vesting, with the exception of the subscription rights granted (i) under Warrant Plan 2015 (B), Warrant Plan 2015 RMV, and Warrant Plan 2016 (B), which vest on the third anniversary of the notary deed enacting the acceptance and issuance of the subscription rights and (ii) under Subscription Right Plan 2021 RMV and Subscription Right Plan 2021 ROW, subscription rights vest and become exercisable in instalments, with 25% of each grant vesting on the first day of the second calendar year following the calendar year in which the grant was made, 25% vesting on the first day of the third calendar year following the calendar year in which the grant was made and 50% vesting on the first day of the fourth calendar year following the calendar year in which the grant was made.

The subscription rights offered to supervisory board members vest over a period of 36 months at a rate of 1/36th per month. As from January 1, 2020, Galapagos no longer grants any subscription rights to supervisory board members, taking into account the stricter rules of the Belgian Companies Code and provision 7.6 of the 2020 Corporate Governance Code.

Subscription rights cannot be exercised before the end of the third calendar year following the year of the grant, except for warrants/subscription rights granted under (i) Warrant Plan 2015 (B), Warrant Plan 2015 RMV, and Warrant Plan 2016 (B), which become exercisable on the third anniversary of the notary deed enacting the acceptance and issuance of the subscription rights and (ii) Subscription Right Plan 2021 RMV and Subscription Right Plan 2021 ROW, which become exercisable in instalments. Pursuant to a resolution of our extraordinary shareholders’ meeting of May 23, 2011, in the event of a change of control over Galapagos NV, all outstanding subscription rights vest immediately and will be immediately exercisable.

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

From 2002 until December 31, 2021, an aggregate of 16,989,170 subscription rights were granted. Of these 16,989,170 subscription rights:

•	147,512 subscription rights lapsed because they were not timely exercised by their beneficiaries;
•	2,120,824 subscription rights lapsed due to their beneficiaries no longer being employed by the company or because another condition for vesting was not met; and
•	6,288,509 subscription rights were exercised.

As a result, as of December 31, 2021, there were 8,579,837 subscription rights outstanding, representing approximately 11.57% of the total number of all our issued and outstanding voting financial instruments.

The table below sets forth the details of all subscription rights granted under the subscription right plans for employees, supervisory board members, management board members and independent consultants in force as per December 31, 2021, including the plan under which the subscription rights were granted, the offer date, exercise price, expiry date, number of subscription rights exercised, number of subscription rights voided and number of subscription rights outstanding. Aside from the subscription rights set forth in the below table, there are currently no other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase outstanding securities.

						Number of
			Number of	Number of	Number of	subscription rights
		Exercise	subscription rights	subscription rights	subscription rights	still	Exercisable
Subscription right plan	Offer date	price (€)	granted	exercised	voided	outstanding	from	Expiry date
2002 Belgium	03/06/2002	4.00	553,705	423,698	130,007	—	01/01/2006	03/06/2010
	09/02/2002	4.00	27,125	14,150	12,975	—	01/01/2006	09/02/2010
	03/06/2003	4.00	5,250	1,287	3,963	—	01/01/2007	03/31/2007
	04/01/2003	4.00	7,500	7,500	—	—	01/01/2007	04/01/2011
	06/15/2004	4.00	2,000	2,000	—	—	01/01/2008	06/15/2012
	07/09/2004	4.00	31,250	31,250	—	—	01/01/2008	02/01/2017
	07/22/2004	4.00	7,500	—	7,500	—	01/01/2008	03/31/2008
	01/31/2005	6.76	159,375	115,000	44,375	—	01/01/2009	02/01/2017
Total			793,705	594,885	198,820	—
2005	07/04/2005	6.91	145,000	145,000	—	—	01/01/2009	07/03/2018
	11/23/2005	8.35	125,000	75,000	50,000	—	01/01/2009	11/22/2018
	12/15/2005	8.60	12,500	12,500	—	—	01/01/2009	12/14/2018
	02/13/2006	8.61	40,000	8,000	32,000	—	01/01/2010	03/31/2010
	02/13/2006	8.73	53,500	50,972	2,528	—	01/01/2010	03/31/2010
	11/22/2006	8.65	82,600	61,285	21,315	—	01/01/2010	11/21/2019
Total			458,600	352,757	105,843	—
2006 BNL	02/13/2006	8.61	112,953	100,662	12,291	—	01/01/2010	02/12/2019
	11/22/2006	8.65	87,090	16,450	70,640	—	01/01/2010	11/21/2019
	02/14/2007	9.57	102,900	9,170	93,730	—	01/01/2011	08/31/2011
	05/04/2007	9.22	17,500	17,500	—	—	01/01/2011	05/03/2020
	06/28/2007	8.65	735	735	—	—	01/01/2011	06/27/2020
	12/21/2007	7.12	25,110	13,171	11,939	—	01/01/2011	12/20/2020
Total			346,288	157,688	188,600	—

2006 UK	06/01/2006	8.70	302,191	230,963	71,228	—	01/01/2010	09/30/2014
	11/22/2006	8.65	13,965	11,907	2,058	—	01/01/2010	11/21/2014
	12/19/2006	9.18	77,700	31,885	45,815	—	01/01/2010	12/18/2014
	06/28/2007	8.43	30,585	20,085	10,500	—	01/01/2011	06/27/2015
	12/21/2007	7.25	945	945	—	—	01/01/2011	12/20/2015
Total			425,386	295,785	129,601	—
2007	06/28/2007	8.65	108,126	108,126	—	—	01/01/2011	06/27/2015
	06/28/2007	8.65	256,314	203,141	53,173	—	01/01/2011	06/27/2020
Total			364,440	311,267	53,173	—
2007 RMV	10/25/2007	8.65	108,850	103,950	4,900	—	01/01/2011	10/24/2020
Total			108,850	103,950	4,900	—
2008	06/26/2008	5.60	201,445	194,119	7,326	—	01/01/2012	06/25/2021
Total			201,445	194,119	7,326	—
2008 (B)	06/26/2008	5.60	57,500	50,000	7,500	—	01/01/2012	06/25/2013
Total			57,500	50,000	7,500	—
2009	04/01/2009	5.87	555,000	490,000	65,000	—	01/01/2013	03/31/2017
Total			555,000	490,000	65,000	—
2009 (B)	02/06/2009	7.09	135,100	131,670	3,430	—	01/01/2013	06/01/2014
Total			135,100	131,670	3,430	—
2010	04/27/2010	11.55	466,500	416,750	49,750	—	01/01/2014	04/26/2018
	04/27/2010	11.55	40,000	40,000	—	—	04/27/2014	04/26/2018
Total			506,500	456,750	49,750	—
2010 (B)	04/27/2010	11.55	195,040	190,108	4,932	—	01/01/2014	04/26/2015
Total			195,040	190,108	4,932	—
2010 (C)	12/23/2010	11.74	75,000	75,000	—	—	01/01/2014	12/22/2018
Total			75,000	75,000	—	—
2011	05/23/2011	9.95	561,500	432,500	129,000	—	01/01/2015	05/22/2019
	05/23/2011	9.95	57,500	50,000	7,500	—	05/23/2015	05/22/2019
Total			619,000	482,500	136,500	—
2011 (B)	05/23/2011	9.95	129,220	127,750	1,470	—	01/01/2015	05/22/2016
Total			129,220	127,750	1,470	—
2012	09/03/2012	14.19	448,640	345,490	103,150	—	01/01/2016	09/02/2020
	09/03/2012	14.19	32,500	22,500	10,000	—	09/03/2016	09/02/2020
Total			481,140	367,990	113,150	—
2013	05/16/2013	19.38	602,790	431,840	170,950	—	01/01/2017	05/15/2021
Total			602,790	431,840	170,950	—
2013 (B)	09/18/2013	15.18	75,000	30,000	45,000	—	01/01/2017	06/30/2017
Total			75,000	30,000	45,000	—
2014	07/25/2014	14.54	571,660	409,120	35,000	127,540	01/01/2018	07/24/2022
Total			571,660	409,120	35,000	127,540
2014 (B)	10/14/2014	11.93	150,000	150,000	—	—	01/01/2018	10/13/2022
Total			150,000	150,000	—	—
2015	04/30/2015	28.75	532,053	315,830	17,000	199,223	01/01/2019	04/29/2023
Total			532,053	315,830	17,000	199,223
2015 (B)	12/22/2015	49.00	399,000	142,500	—	256,500	03/02/2019	12/21/2023
Total			399,000	142,500	—	256,500
2015 RMV	12/22/2015	49.00	97,500	62,500	—	35,000	03/02/2019	12/21/2023
Total			97,500	62,500	—	35,000
2016	06/01/2016	46.10	514,250	173,500	10,000	330,750	01/01/2020	05/31/2024
Total			514,250	173,500	10,000	330,750
2016 RMV	06/01/2016	46.10	120,000	51,000	—	69,000	01/01/2020	05/31/2024
Total			120,000	51,000	—	69,000
2016 (B)	01/20/2017	62.50	150,000	140,000	—	10,000	04/06/2020	01/19/2025
Total			150,000	140,000	—	10,000
2017	05/17/2017	80.57	595,500	—	—	595,500	01/01/2021	05/16/2025
Total			595,500	—	—	595,500
2017 RMV	05/17/2017	80.57	127,500	—	—	127,500	01/01/2021	05/16/2025
Total			127,500	—	—	127,500
2018	04/19/2018	79.88	1,097,745	—	91,750	1,005,995	01/01/2022	04/18/2026
Total			1,097,745	—	91,750	1,005,995
2018 RMV	04/19/2018	79.88	137,500	—	—	137,500	01/01/2022	04/18/2026
Total			137,500	—	—	137,500
2019	04/10/2019	95.11	1,504,940	—	204,100	1,300,840	01/01/2023	04/10/2027
Total			1,504,940	—	204,100	1,300,840
2019 RMV	04/10/2019	95.11	194,750	—	4,250	190,500	01/01/2023	04/10/2027
Total			194,750	—	4,250	190,500
2020	04/17/2020	168.42	1,925,185	—	307,257	1,617,928	01/01/2024	04/17/2028
Total			1,925,185	—	307,257	1,617,928
2020 RMV	04/17/2020	168.42	248,150	—	20,675	227,475	01/01/2024	04/17/2028
Total			248,150	—	20,675	227,475
2021	04/30/2021	64.76	1,117,603	—	33,567	1,084,036	01/01/2025	04/30/2029
Total			1,117,603	—	33,567	1,084,036
2021 RMV	04/30/2021	64.76	291,725	—	9,175	282,550	01/01/2023 01/01/2024 01/01/2025	04/30/2029
Total			291,725	—	9,175	282,550
2021 ROW	04/30/2021	64.76	1,084,105	—	102,105	982,000	01/01/2023 01/01/2024 01/01/2025	04/30/2029
Total			1,084,105	—	102,105	982,000
Grand Total			16,989,170	6,288,509	2,120,824	8,579,837

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

C.     Board practices

As of April 28, 2020 Galapagos has a two-tier governance structure as provided for by the Belgian Companies Code, with the supervisory board replacing the board of directors, and the management board replacing the executive committee.

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

The independence criteria under the applicable Nasdaq Stock Market Listing Rules and US Securities Exchange Act requirements differ from the independence criteria set forth in article 7:106 juncto article 7:87 of the Belgian Companies Code. Under article 7:106 juncto article 7:87 of the Belgian Companies Code Howard Rowe, Peter Guenter, Katrine Bosley, Mary Kerr and Elisabeth Svanberg are “independent supervisory board members.” Pursuant to Belgian law, our supervisory board is composed of a majority of independent non-executive directors.

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

Corporate governance practices

Along with our articles of association, we adopted a corporate governance charter in accordance with the recommendations set out in the Belgian Corporate Governance Code issued on March 12, 2009 by the Belgian Corporate Governance Committee (the “2009 Belgian Corporate Governance Code”). In light of the new Belgian Companies Code, the Belgian Corporate Governance Committee adopted a new 2020 Belgian Corporate Governance Code (the “2020 Belgian Corporate Governance Code”), published on May 9, 2019. The 2020 Belgian Corporate Governance Code applies compulsorily to reporting years beginning on or after January 1, 2020. Our board of directors (now: our supervisory board) has adopted the Belgian Corporate Governance Code for the reporting period beginning on January 1, 2020. Following the amendment of our articles of association, our supervisory board approved on April 28, 2020 an updated corporate governance charter (which is available on our website, www.glpg.com). Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. The corporate governance charter applies in addition to the law, our articles of association and the corporate governance provisions included in the Belgian Companies Code and the 2020 Belgian Corporate Governance Code. For the reporting year beginning on January 1, 2021, the 2020 Belgian Corporate Governance Code was our reference code.

The 2020 Belgian Corporate Governance Code is based on a “comply or explain” system: Belgian listed companies are expected to follow the 2020 Belgian Corporate Governance Code, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations.

For the reporting year beginning on January 1, 2021, our supervisory board strove to comply with the Belgian Corporate Governance Code and no deviations from the provisions of Belgian Corporate Governance Code occurred.

Our supervisory board regularly reviews its corporate governance charter and makes such changes as it deems necessary and appropriate. Additionally, our supervisory board adopted written terms of reference for each of the management board, the audit committee and the nomination and remuneration committee, which are part of the corporate governance charter. As a result of the proposed introduction of a one-tier governance model, and subject to approval of such proposal by the extraordinary shareholders’ meeting of Galapagos NV to be held on April 26, 2022, our corporate governance charter will be updated.

Supervisory Board committees

The supervisory board has established an audit committee and a nomination and remuneration committee, which operate pursuant to the written terms of reference for each of the audit committee and the nomination and remuneration committee that are part of the corporate governance charter adopted by our supervisory board. The composition and functioning of all of our committees will comply with all applicable requirements of the Belgian Companies Code and the 2020 Belgian Corporate Governance Code, the Exchange Act, the exchanges on which the ordinary shares and ADSs are listed, and SEC rules and regulations, taking into account the differences set out below and the company’s status as a foreign private issuer.

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

We follow Belgian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following rules applicable to board committees:

●	Compensation committee. Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to such composition requirements. Pursuant to article 7:100 of the Belgian Companies Code and the principles and guidelines of the 2020 Belgian Corporate Governance Code, we are required to set up a remuneration committee within our supervisory board, consisting of a majority of independent supervisory board members. In addition, the Belgian Corporate Governance Code provides that the supervisory board should set up a nomination committee, which can be combined with the remuneration committee. Our supervisory board has set up and appointed a nomination and remuneration committee.
●	Charters. Nasdaq Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the board of directors must have a formal written charter. Pursuant to the Belgian Corporate Governance Code, our supervisory board has drawn up a corporate governance charter including, amongst others, the internal rules of our committees. Following the amendment of our articles of association, our supervisory board approved on April 28, 2020 an updated corporate governance charter. The corporate governance charter applies in addition to the law, our articles of association and the corporate governance provisions included in the Belgian Companies Code and the 2020 Belgian Corporate Governance Code.

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

Since 2019, the audit committee also reviews Corporate Social Responsibility (CSR) initiatives, as included in the annual CSR report, ensuring that we implement our planned initiatives and communicate them effectively and accurately to our employees and shareholders. The CSR report 2020 provides the non-financial information required by article 3:6 §4 and article 3:32 §2 of the Belgian Companies Code; a copy of our CSR report 2021 is available on our company website at http://www.glpg.com/financial-reports (this website does not form part of this annual report on Form 20-F).

Nomination and remuneration committee

Our nomination and remuneration committee consists of three members: Raj Parekh (Chairman), Katrine Bosley and Elisabeth Svanberg.

Our supervisory board has determined that all members of our nomination and remuneration committee are independent under the applicable rules of the Nasdaq Stock Market.

Concerning our company’s nomination policy, this committee’s duties and responsibilities to carry out its purposes include, among others:

•	making and evaluating proposals to our supervisory board with regard to the election and re-election of supervisory board members (non-executive directors);
•	advising on the size and composition of the supervisory board periodically;
•	making selection criteria and nomination procedures for members of the supervisory board and/or of the management board; and
•	advising on proposals relating to the appointment or dismissal of the members of the management board

Concerning our company’s remuneration policy, this committee’s duties and responsibilities to carry out its purposes include, among others:

•	making and evaluating proposals to our board of directors with regard to the remuneration policy for non-aking and evaluating proposals to our supervisory board with regard to the remuneration policy for supervisory board members (all non-executive directors) and the proposals which have to be submitted to the shareholders;
•	making and evaluating proposals to our supervisory board relating to the remuneration policy for members of our management board;
•	making proposals relating to individual remuneration, including bonuses; and
•	discussing and evaluating the operations and performance of the management board at least once a year.

D.     Employees

As of December 31, 2021 we had 1,309 employees. Our employees in France, the Netherlands and Belgium are represented by a labor union and/or covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages, and we consider our relations with our employees to be good. We have also engaged and may continue to engage independent contractors to assist us with our clinical activities. At each date shown, we had the following number of employees, broken out by department and geography:

	December 31,
	2021	2020	2019
Function:
Executive officers	5	6	5
Research	299	330	266
Development	407	449	300
Research services (1)	—	—	159
Commercial	292	147	40
Corporate and support	306	372	233
Total	1,309	1,304	1,003
Geography:
Leiden, the Netherlands	141	168	127
Mechelen, Belgium	544	674	486
Romainville, France	257	271	181
Boston, United States	6	13	12
Basel, Switzerland	57	63	31
Cambridge, United Kingdom	78	38	8
Milan, Italy	60	31	—
Madrid, Spain	58	32	—
Munich, Germany	85	14	—
Vienna, Austria	9	—	—
Copenhagen, Denmark	5	—	—
Stockholm, Sweden	6	—	—
Helsinki, Finland	2	—	—
Dublin, Ireland	1	—	—
Zagreb, Croatia	—	—	158
Total	1,309	1,304	1,003
(1) For the financial year 2019, the employees set forth for research services are the employees of our fee-for-service activity Fidelta, that has been sold to Selvita on January 4, 2021.

E.     Share Ownership

For information regarding the share ownership of our supervisory board members and management board members, see “Item 6.B.— Compensation” and “Item 7.A.—Major shareholders.”

Item 7    Major shareholders and related party transactions

A.     Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2022 for:

•	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;
•	each member of our supervisory board;
•	each member of our management board; and
•	all members of our supervisory board and management board as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 15, 2022. The percentage ownership information shown in the table is based upon 65,552,721 ordinary shares outstanding as of March 15, 2022.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares or ADSs, and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to subscription rights held by that person that are immediately exercisable or exercisable within 60 days of March 15, 2022. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, members of our management board and named beneficial owners are in care of Galapagos NV, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

	Shares beneficially owned
Name of beneficial owner	Number		Percentage
5% shareholders:
Gilead Sciences, Inc.	16,707,477	(1)(2)	25.49%
Van Herk Investments B.V.	4,635,672	(1)(3)	7.07%
EcoR1 Capital LLC	3,407,246	(1)(4)	5.02%

Members of the supervisory board and management board:
Raj Parekh, MA, DPhil	31,579	(5)	*
Howard Rowe, JD	40,865	(6)	*
Katrine Bosley	32,807	(7)	*
Mary Kerr, Ph.D.	15,785	(8)	*
Peter Guenter	809	(9)	*
Daniel O'Day	—		—
Linda Higgins, Ph.D.	—		—
Elisabeth Svanberg, MD, Ph.D.	716	(10)	*
Onno van de Stolpe	1,038,889	(11)	1.58%
Bart Filius	165,000	(12)	*
Andre Hoekema, Ph.D.	287,857	(13)	*
Walid Abi-Saab, MD	117,500	(14)	*
Michele Manto	91,000	(15)	*
Stoffels IMC BV, permanently represented by Paul Stoffels, MD	—		—
All members of our supervisory board and management board as a group (14 persons)	1,822,807	(16)	2.78%
(1)	At the time of the most recent transparency notification or filing of a statement of beneficial ownership with the SEC.
(2)	Consists of 16,707,477 shares held by Gilead Therapeutics A1 Unlimited Company, which is a subsidiary of Gilead Sciences Ireland Unlimited Company, which is in turn a subsidiary of Gilead Biopharmaceutics US, LLC which is in turn a subsidiary of Gilead Sciences, Inc., which has the sole voting and investment power with respect to these shares. The address of Gilead Sciences, Inc. is 333 Lakeside Drive, Foster City, CA 94404, United States of America.
(3)

Consists of 4,635,672 shares held by Van Herk Investments B.V., as reported in a Schedule 13D filed on November 2, 2021 by (i) Van Herk Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHI”), with respect to Common Stock (as defined below) beneficially owned by it, (ii) Van Herk Investments THI B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHIT”), with respect to Common Stock beneficially owned by VHI, (iii) Van Herk Private Equity Investments

B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHPI”), with respect to Common Stock beneficially owned by VHI and VHIT, (iv) Stichting Administratiekantoor Penulata, a foundation organized under the laws of the Netherlands (“Penulata”), with respect to Common Stock beneficially owned by VHI, VHIT and VHPI, (v) Van Herk Management Services B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHMS”), with respect to Common Stock beneficially owned by VHI, VHIT and VHPI, (vi) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V., a private company with limited liability incorporated under the laws of the Netherlands (“OGBBA”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI and VHMS, (vii) A. van Herk Holding B.V., a private company with limited liability incorporated under the laws of the Netherlands (“Holdings”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS and OGBBA, (viii) Stichting Administratiekantoor Abchrys, a foundation organized under the laws of the Netherlands (“Abchrys”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA and Holdings, and (ix) Adrianus van Herk (“Mr. van Herk”) with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA, Holdings, Penulata and Abchrys. Mr. van Herk is (i) an investor, (ii) the holder of all of the depositary receipts issued by Penulata and Abchrys, (iii) the sole board member of Penulata and Abchrys, and (iv) the sole managing director of VHMS, OGBBA and Holdings. Penulata holds substantially all of the issued and outstanding shares of VHPI. VHPI is the sole shareholder of VHIT. VHIT is the sole shareholder of VHI. VHI is principally engaged in making investments. Abchrys holds substantially all of the issued and outstanding shares of Holdings. Holdings is the sole shareholder of OGBBA. OGBBA is the sole shareholder of VHMS and is principally engaged in making investments. VHMS is the sole managing director of VHI, VHIT and VHPI. Each of Mr. van Herk, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys disclaims beneficial ownership of the securities covered by such Schedule 13D statement. The address of each of VHI, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings, Abchrys and Mr. van Herk, is Lichtenauerlaan 30, 3062 ME Rotterdam, the Netherlands.

(4)	Consists of 211,622 ordinary shares and 3,195,624 American Depository Receipts. EcoR1 Capital LLC, controlled by Mr. Nodelman, controls investment funds EcoR1 Capital Fund Qualified LP and EcoR1 Capital Rund LP, which all together hold 3,407,246 of Galapagos’ voting rights. The address of EcoR1 Capital LLC is 357 Tehama Street #3, San Francisco, CA 94103.
(5)	Consists of (i) 1,579 shares and (ii) 30,000 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2022.
(6)	Consists of (i) 5,825 shares and (ii) 35,040 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2022.
(7)	Consists of (i) 287 shares and (ii) 32,520 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2022.

(8) Consists of (i) 785 shares and (ii) 15,000 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2022.

(9) Consists of 809 shares.

(10) Consists of 716 shares.

(11) Consists of (i) 438,889 shares and (ii) 600,000 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2022. These numbers do not reflect the exercise of 50,000 subscription rights under a subscription rights exercise window ongoing on March 15, 2022.

(12) Consists of (i) 25,000 shares and (ii) 140,000 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2022.

(13) Consists of (i) 42,857 shares and (ii) 245,000 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2022. These numbers do not reflect the exercise of 10,000 subscription rights under a subscription rights exercise window ongoing on March 15, 2022.

(14) Consists of (i) 2,500 shares and (ii) 115,000 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2022.

(15) Consists of (i) 1,000 shares and (ii) 90,000 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2022.

(16) Includes 1,302,560 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2022.

Each of our shareholders is entitled to one vote per ordinary share. All shareholders have identical voting rights per share. We are not aware of any arrangement that may result in a change of control of our company.

As of March 15, 2022, reviewing identified ownership in depository received reports and independent shareholder identification of 90% of outstanding shares (ordinary shares and ADSs), approximately 40% of those are held by institutional investors domiciled in the United States, excluding Gilead Sciences, Inc., or Gilead. We estimate that shares were held in the United States by approximately 175 institutional holders of record, excluding Gilead Sciences, Inc., or Gilead. As of March 15, 2022, there were 13,552,727 ADSs outstanding, each representing one ordinary share, and in the aggregate representing approximately 20.7% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

On February 3, 2022, EcoR1 Capital LLC filed a Schedule 13G with the SEC to report that as of January 27, 2022, it held 5.2% of the outstanding shares of Galapagos as of January 27, 2022. EcoR1 Capital LLC thus crossed above the 5% threshold of Galapagos voting rights by purchase of voting securities on January 27, 2022.

On November 2, 2021, Van Herk Investments BV filed a Schedule 13D with the SEC to report that, as of November 2, 2021, it held 7.1% of the outstanding shares of Galapagos as of September 20, 2021.

On May 10, 2021, The Capital Group Companies, Inc. filed a Schedule 13G with the SEC to report that, as of April 30, 2021, it held 4.5% of the outstanding shares of Galapagos as of April 30, 2021. The Capital Group Companies, Inc. thus crossed below the 5% threshold of Galapagos voting rights by disposing of voting securities on April 30, 2021.

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

On November 13, 2019, we received a transparency notification from Wellington Management Group LLP, who indicated that, following a disposal of ordinary shares, ADRs and equity swaps, the remaining Galapagos shares and equivalent financial instruments held by its entirely-controlled subsidiary Wellington Management Company LLP crossed below the 5% threshold of Galapagos’ voting rights. On November 11, 2019, we received a transparency notification from Gilead Sciences, Inc., who notified that Gilead Therapeutics A1 Unlimited Company, an indirect subsidiary of Gilead Sciences, Inc., held 16,207,477 of Galapagos' voting securities as a result of subscribing to a capital increase in the framework of the exercise of the Initial Warrant A on November 6, 2019, representing 25.10% of our then outstanding 64,571,622 shares. On October 22, 2019, we received a transparency notification from Wellington Management Group LLP, who indicated that, following a disposal of ordinary shares, the remaining 3,079,573 ordinary shares held by its entirely-controlled subsidiary Wellington Management Company LLP represented 4.97% of the then outstanding Galapagos shares and thus, with the ordinary shares portion of its total position, crossed below the 5% threshold of our voting rights on October 8, 2019. In addition, through its wholly owned subsidiary Wellington

Management Company LLP, it also held 615,676 ADRs and 8,322 equity swaps with expiration in 2020, bringing the total number of voting rights for Wellington Management Group to 3,703,571, which represented 5.98% of the then outstanding shares. On October 4, 2019, we received a transparency notification from Wellington Management Group LLP, who notified that the 3,445,603 Galapagos shares held by its entirely-controlled subsidiary Wellington Management Company LLP represented 5.56% of the then outstanding Galapagos shares. Wellington Management Company LLP thus crossed above the 5% threshold of our voting rights by purchase of voting securities on October 1, 2019. On September 16, 2019, we received a transparency notification from Sands Capital Management, LLC, who notified that it held 2,803,887 ADRs, thus crossing passively below the 5% threshold of our voting rights, due to the share issuance for the benefit of Gilead on August 23, 2019. On August 29, 2019, we received a transparency notification from Van Herk Investments B.V., who notified that it held 5,800,301 of the then outstanding voting rights, thus crossing passively below the 10% threshold of our voting rights due to the share issuance for the benefit of Gilead on August 23, 2019. On August 28, 2019, we received a transparency notification from Gilead, who notified that Gilead Therapeutics A1 Unlimited Company held 13,589,686 of our voting rights, as a result of subscribing to a capital increase and thus receiving 6,828,985 new shares on August 23, 2019. This represented 22.04% of our then outstanding shares. Gilead Therapeutics A1 Unlimited Company thus crossed above the 20% threshold of Galapagos' voting rights. On July 17, 2019, Van Herk Investments B.V. filed a Schedule 13G with the SEC to report that, as of July 15, 2019, it held 5,792,737 of the outstanding shares of Galapagos as of July 15, 2019. This represented 10.57% of our then outstanding shares, thus crossing above the 10% threshold of our voting rights by purchase of voting securities on July 15, 2019. On June 6, 2019, we received a transparency notification from The Capital Group Companies, Inc. who notified that it controlled Capital Research and Management Company, which held 2,772,024 of our voting rights. This represented 5.08% of our then outstanding shares, thus crossing above the 5% threshold of our voting rights by purchase of voting securities on June 5, 2019.

B.     Related party transactions

Since January 1, 2019, we have engaged in the following transactions with the members of our supervisory board, members of our management board and holders of more than 10% of our outstanding voting securities and their affiliates.

On July 14, 2019, we and Gilead announced that we entered into a 10-year global research and development collaboration. In the context of the transaction, Gilead also made an equity investment in Galapagos. Finally, we amended and restated the license agreement for filgotinib that we originally entered into with Gilead on December 16, 2015.

On August 23, 2019, the closing of the transaction took place and we received an upfront payment of $3.95 billion (or €3,569.8 million) and a $1.1 billion (or €960.1 million) equity investment from Gilead.

On December 15, 2020 we and Gilead amended the existing arrangement for the commercialization and development of Jyseleca (filgotinib).

On September 6, 2021, we and Gilead agreed to transfer the sponsorship of and operational and financial responsibility for the ongoing DIVERSITY clinical study, evaluating filgotinib in CD, and its long-term extension study from Gilead to Galapagos. Under the terms of the agreement and upon completion of the transfer, Gilead will make a one-time payment of $15 million to Galapagos in consideration for Galapagos assuming responsibility for the DIVERSITY clinical study. In March 2022, Gilead and we agreed to transfer the sponsorship of and the operational responsibility for the MANTA study and its long-term extension to Galapagos. The transfer is intended to be completed by December 31, 2022.

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

Pursuant to the terms of the share subscription agreement, Gilead and Gilead Therapeutics A1 Unlimited Company also agreed to certain lock-up provisions. They shall not, and shall cause their affiliates not to, without our prior consent, dispose of any equity securities of Galapagos prior to the second anniversary of the closing. During the period running from the date that is two years following the closing until the date that is five years following the closing, Gilead and its affiliates shall not, without our prior consent, dispose of any equity securities of Galapagos if after such disposal they would own less than 20.1% of the then issued and outstanding voting securities of Galapagos. The lock-up restrictions are subject to certain exceptions as provided in the share subscription agreement and may terminate upon certain events. In April 2021, Gilead and Galapagos agreed to amend the share subscription agreement to extend the full lock-up of all of Gilead’s securities of Galapagos to a period of five years until August 22, 2024.

Global research and d evelopment collaboration

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

For GLPG1972, after the completion of the ongoing Phase 2b study in osteoarthritis, Gilead had the option to pay a $250 million fee to license the compound in the United States. If certain secondary efficacy endpoints for GLPG1972 had been met, Gilead would have paid us up to an additional $200 million. Following opt-in on GLPG1972, we would have been eligible to receive up to $550 million in regulatory and sales based milestones. In November 2020, Gilead declined to exercise its option to GLPG1972. For all other programs resulting from the collaboration, Gilead will make a $150 million opt-in payment per program and will owe no subsequent milestones. We will receive tiered royalties ranging from 20-24% on net sales of all our products licensed by Gilead in all countries outside Europe as part of the agreement. With respect to GLPG1690, reimbursement of development costs under the cost split mechanism by Gilead to us amounted to €18.1 million for the year ended December 31, 2021 (€34.1 million for the year ended December 31, 2020 and €17.7 million for the year ended December 31, 2019).

For further information on our exclusive option, license and collaboration agreement with Gilead, see the section of this annual report titled “Item 4.B.—Business overview.—Collaborations— Option, License and Collaboration Agreement with Gilead.”.”

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

In December 2020, we and Gilead entered into a binding term sheet pursuant to which we agreed to amend this agreement again. Under the terms of the new arrangement, we assumed all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. Most of the activities transferred to Galapagos by December 31, 2021 and we intend to complete the transition by December 31, 2022. Gilead retains commercial rights and remains marketing authorization holder for filgotinib outside of Europe, including in Japan. All commercial economics on filgotinib in Europe transferred to us as of January 1, 2022, subject to payment of tiered royalties of 8 to 15 percent of net sales in Europe to Gilead, starting in 2024. If the European Medicines Agency grants regulatory approval of filgotinib for the treatment of CD based on data from the DIVERSITY study, then royalties payable by Galapagos to Gilead will be reduced by 30 percent across all filgotinib indications and will become 5.6 to 10.5 percent of net sales in Europe. Gilead will retain commercial rights and remain marketing authorization holder for filgotinib outside of Europe, including in Japan.

Since January 1, 2021, we bear the future development costs for certain studies, in lieu of the equal cost split contemplated by the previous agreement. These studies include the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The existing 50/50 global development cost sharing arrangement will continue for the following studies: SELECTION and its long-term extension study (LTE) in UC, DIVERSITY and its LTE, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn’s disease, pediatric studies and their LTEs in RA, UC and Crohn’s disease, and support for investigator sponsored trials in IBD. In September 2021, we and Gilead agreed to transfer the sponsorship of the DIVERSITY study and its LTE study from Gilead to Galapagos. The transfer is intended to be completed by June 30, 2022. From April 1, 2022, Galapagos will also be solely responsible for all development costs for the DIVERSITY study and its LTE study. In March 2022, Gilead and we agreed to transfer the sponsorship of and the operational responsibility for the MANTA study and its long-term extension to Galapagos. The transfer is intended to be completed by December 31, 2022.

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

In connection with the December 2020 amendments to the existing arrangement for the commercialization and development of filgotinib, Gilead has agreed to irrevocably pay Galapagos €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021, an additional €75 million in April 2021 and will pay €50 million in 2022. Furthermore, upon completion of the transfer of and operational responsibility for the DIVERSITY study, Gilead will make a one-time payment of $15 million to Galapagos in consideration for Galapagos assuming responsibility for the DIVERSITY study. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. However, we will remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $295 million and sales-based milestone payments of up to $600 million.

In addition, we received €16.2 million ($19.5 million) for royalties on filgotinib for the year ended December 31, 2020 from Gilead. We recognized €3.8 million of royalties on filgotinib from Gilead for the year ended December 31, 2021, of which €1.9 million was paid in 2021.

We incurred €171.2 million in development costs for the year ended December 31, 2021 for the development of filgotinib in collaboration with Gilead: these costs relate to the Phase 2b and Phase 3 trials and mainly consist of costs recharged by Gilead as we were co-funding 50% as of August 23, 2019 of the global development activities, as well as costs paid to CROs in conjunction with clinical trials, costs for production of the compound for clinical testing, and, to a smaller extent, personnel costs and consultancy costs. The reimbursement of research and development costs under the cost split mechanism by us to Gilead amounted to €81.3 million for the year ended December 31, 2021 (€101.0 million for the year ended December 31, 2020 and €72.0 million for the year ended December 31, 2019). The reimbursement of research and development costs under the cost split mechanism by Gilead to us amounted to nil for the year ended December 31, 2021. (nil for the year ended December 31, 2020 and nil for the year ended December 31, 2019)

The reimbursement of commercialization costs under the cost split mechanism by us to Gilead amounted to nil for the year ended December 31, 2021 (nil for the year ended December 31, 2020 and €8.2 million for the year ended December 31, 2019).

The reimbursement of commercialization costs under the cost split mechanism by Gilead to us amounted to €66.7 million for the year ended December 31, 2021 (€7.8 million for the year ended December 31, 2020 and nil for the year ended December 31, 2019).

We purchased raw materials, semi-finished products and finished products of Jyseleca from Gilead for an amount of €24.9 million for the year ended December 31, 2021 (€0.2 million for the year ended December 31, 2020 and nil for the year ended December 31, 2019).

For further information on our exclusive license and collaboration agreement with Gilead, see the section of this annual report titled “Item 4.B.— Business overview.—Collaborations—Exclusive collaboration agreement with Gilead for filgotinib.”

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

Onno van de Stolpe

On March 1, 2002, we entered into a management agreement, subject to Belgian law, with Onno van de Stolpe for the position of Managing Director and Chief Executive Officer for an indefinite period. Effective March 1, 2011, Mr. Van de Stolpe’s management agreement with Galapagos NV was reduced from a full-time basis to a part-time basis, for approximately 40% of his time, at which time he entered into (1) an employment agreement, subject to Dutch law, with Galapagos B.V. on a part-time basis, for approximately 35% of his time, and (2) a management agreement, subject to French law, with Galapagos SASU for approximately 25% of his time. On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Onno van de Stolpe for the position of Chief Executive Officer for an indefinite period. For the year ended December 31, 2021, Mr. Van de Stolpe received a base remuneration from Galapagos NV of €636,000.

On November 8, 2021, we entered into a settlement agreement with Onno van de Stolpe pursuant to which the management agreement will come to an end on October 31, 2022.

Bart Filius

On September 15, 2014, Galapagos B.V. entered into an employment agreement, subject to Dutch law, with Bart Filius for the position of Chief Financial Officer, starting December 1, 2014 for an indefinite period. Effective December 1, 2014, Mr. Filius’ employment agreement with Galapagos B.V. was reduced from a full-time basis to a part-time basis, for approximately 60% of his time, and he entered into a management agreement, subject to Belgian law, with Galapagos NV for approximately 40% of his time. In addition to his role as Chief Financial Officer, Mr. Filius has served as Chief Operating Officer since September 2017. On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Bart Filius for the position of Chief Operating and Chief Financial Officer for an indefinite period. For the year ended December 31, 2021, Mr. Filius received a base remuneration from Galapagos NV of €480,500.

Andre Hoekema

On January 31, 2005, Galapagos B.V. entered into an employment agreement, subject to Dutch law, with Andre Hoekema for the position of Senior Vice President Corporate Development and member of the executive committee, for an indefinite period. Dr. Hoekema has served as Chief Business Officer since September 2017. On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Andre Hoekema for the position of Chief Business Officer for an indefinite period. For the year ended December 31, 2021, Dr. Hoekema received a base remuneration from Galapagos NV of €377,250.

Piet Wigerinck

On February 28, 2008, we entered into a management agreement, subject to Belgian law, with Piet Wigerinck, for an indefinite period. Dr. Wigerinck was appointed Chief Scientific Officer effective March 1, 2012. The management agreement stipulates that Dr. Wigerinck shall perform his duties thereunder on an independent basis. On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Piet Wigerinck for the position of Chief Scientific Officer for an indefinite period. For the year 2021, until his termination date of November 30, 2021, Dr. Wigerinck received a base remuneration from Galapagos NV of €387,333.

Dr. Wigerinck’s mandate as Chief Scientific Officer and member of our management board ended on November 30, 2021, pursuant of the termination on the same date of the aforementioned management agreement.

Walid Abi-Saab

On October 27, 2016, Galapagos NV entered into a management agreement, subject to Belgian law, with Walid Abi-Saab for the position of member of Galapagos’ executive committee and Chief Medical Officer, starting March 1, 2017, for an indefinite period. Effective March 1, 2017, Dr. Abi-Saab’s management agreement with Galapagos NV was reduced from a full-time basis to a part-time basis, for approximately 95% of his time, and he entered into an employment agreement, subject to Dutch law, with Galapagos B.V. for approximately 5% of his time. On January 16, 2018, the management agreement between Galapagos NV and Dr. Abi-Saab and the employment agreement between Galapagos B.V. and Dr. Abi-Saab were terminated by mutual agreement with effect from December 31, 2017. On January 16, 2018, Galapagos GmbH and Dr. Abi-Saab entered into an employment agreement, subject to Swiss law and effective from January 1, 2018, under which Dr. Abi-Saab continued to perform his duties as Chief Medical Officer, for an indefinite period. On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Walid Abi-Saab for the position of Chief Medical Officer for an indefinite period. For the year ended on December 31, 2021, Dr. Abi-Saab received a base remuneration from Galapagos NV of €422,750.

Michele Manto

On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Michele Manto for the position of Chief Commercial Officer for an indefinite period. For the year ended on December 31, 2020, Mr. Manto received a base remuneration from Galapagos NV of €336,250.

Severance payments upon change of control

The abovementioned agreements with the members of our management board do not provide for severance compensation. They do not contain notice periods that exceed six months. However, we entered into undertakings with Mr. Van de Stolpe, Mr. Filius, Dr. Hoekema, Dr. Abi-Saab and Mr. Manto providing that, in case their contract with us is terminated as a result of a change of control of our company, they would be entitled to a severance compensation of 12 months’ base salary for our chief executive officer and nine months’ base salary for the other management board members.

Severance payments for departing management board members

In 2021 Dr. Piet Wigerinck, CSO and management board member, left Galapagos. Upon substantiated recommendation of the nomination and remuneration committee, the supervisory board approved the following severance package: (i) a severance compensation equal to six months of remuneration, i.e. €212,500, (ii) a one-time lump-sum payment of €553,766 for his unvested outstanding RSUs on his termination date and (iii) a non-compete of 12 months after the termination date in consideration of the payment by Galapagos of a monthly fee of €35,416.66 as stipulated in his management contract, except if Galapagos waives enforcement of the non-compete. Galapagos also paid Dr. Wigerinck’s 2021 pro rata (11/12) maximum cash bonus.

Dr. Wigerinck will not receive the long-term portion of the 2021 bonus, being a number of RSUs equivalent to the 2021 short-term cash bonus. He qualifies as a good leaver under the terms and conditions of the subscription rights plans and this is not part of his severance package.

On 30 August 2021, Galapagos announced the planned retirement of its CEO Onno van de Stolpe. After a transition period during which the retiring CEO will hand over his activities, Stoffels IMC BV, permanently represented by Dr. Paul Stoffels will fully take over as CEO effective April 1, 2022. Upon substantiated recommendation of the nomination and remuneration committee, the supervisory board approved the following retirement package: a non-compete of 12 months against the payment of a monthly fee of €150,000 by Galapagos, except if Galapagos waives enforcement of the non-compete.

Until 31 October 2022, Onno van de Stolpe will execute a purely advisory role as advisory member of the management board, for which he will continue to receive a remuneration, including entitlement to RSU pay-outs until the aforementioned date. In 2022, Onno van de Stolpe will not be eligible to 2022 performance variable remuneration, i.e. a cash bonus and the long-term portion of the bonus for 2021. Furthermore, he will not be eligible for any equity grants (RSUs and subscription rights) in 2022. He qualifies as a good leaver under the terms and conditions of the subscription rights plans and this is not part of his retirement package.

Supervisory Board and Management Board compensation

See the sections of this annual report in “Item 6.B.—Compensation.” titled “—Compensation of Our Board of See the sections of this annual report in “Item 6.B.—Compensation.” titled “—Compensation of Our Supervisory Board” and “— Compensation of Members of the Management Board” and the section titled “Item 7.A.—Major Shareholders.” for information regarding compensation of the members of our supervisory board and management board.

Equity awards

Since January 1, 2021, we have granted subscription rights and RSUs to the members of our management board. We do not grant RSUs to the members of our supervisory board and have discontinued the grant of subscription rights to members of our supervisory board as of 2020.

See the sections of this annual report in “Item 6.B.—Compensation.” titled “—Compensation of Our Supervisory Board” and “— Compensation of Members of our Management Board” and the section titled “Item 7.A.—Major Shareholders.” for information regarding equity awards to the members of our management board..

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

Pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory financial accounts. In addition, under the Belgian Companies Code, we may declare or pay dividends only if, following the declaration and issuance of the dividends, the amount of our net assets on the date of the closing of the last financial year according to our statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian accounting rules), decreased with the non-amortized costs of incorporation and expansion and the non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the called capital), increased with the amount of nondistributable reserves. Finally, prior to distributing dividends, we must allocate at least 5% of our annual net profits (under our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules) to a legal reserve, until such legal reserve amounts to 10% of our share capital.

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

C.     Material contracts

For information on our material contracts, please see the sections of this annual report titled “Item 4—Information on the Company” and “Item 7— Major shareholders and related party transactions.”

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

E.     Taxation

Certain material U.S. federal income tax considerations to U.S. holders

The following is a summary of certain material U.S. federal income tax considerations relating to ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders of the ADSs and that will hold such ADSs as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address all tax considerations that may be applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

●	banks, financial institutions or insurance companies;
●	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
●	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;
●	real estate investment trusts, regulated investment companies or grantor trusts;
●	persons that hold the ADSs as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities (including S Corportions), or persons that will hold the ADSs through such an entity;
●	persons that received the ADSs as compensation for the performance of services;
●	certain former citizens or long-term residents of the United States;
●	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of the ADSs and shares; and
●	holders that have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar.

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

U.S. federal, state, local and non-U.S. tax consequences of owning, and disposing of the ADSs in their particular circumstances.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

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

Distributions. Although we do not currently plan to pay dividends, and subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Noncorporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are listed on the Nasdaq Global Select Market, or Nasdaq, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on Nasdaq. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. We are incorporated under the laws of Belgium, and we believe that we qualify as a resident of Belgium for purposes of, and are eligible for the benefits of, The Convention between the Government of the United States of America and the Government of the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on November 27, 2006, or the U.S.-Belgium Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Belgium Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

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

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. Based on the foregoing, with respect to our 2021 taxable year, we anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

Because we believe we were a PFIC for the 2021 taxable year, unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “—Distributions.”

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

Because we believe we were a PFIC for the 2021 taxable year, we must generally continue to be treated as a PFIC by that U.S. holder for all succeeding years during which the U.S. holder holds the ADSs, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to the ADSs. If such election is made, the U.S. holder will be deemed to have sold the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences applicable to sales of PFIC shares described above. After the deemed sale election, the U.S. holder’s ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

The tax consequences that apply if we are a PFIC would also be different from those described above if a U.S. holder were able to make a valid “qualified electing fund,” or QEF, election. Because we were a PFIC for the 2021 taxable year, we will provide information necessary for our shareholders to make a QEF election with respect to us for the 2021 taxable year and expect to provide such information for any subsequent year if we believe we are a PFIC. We will provide such information on our website. A U.S. holder that makes a QEF election with respect to our shares is required to include a pro rata share of our income on a current basis, whether or not we make distributions. U.S. holders should consult their tax advisors to determine whether any of these above elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

Because we believe we were a PFIC for the 2021 taxable year, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs (“lower-tier PFICs”).

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

Belgian tax consequences

The following paragraphs are a summary of material Belgian tax consequences of the ownership and disposal by an investor of ADSs representing our shares. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this Form 20-F, all of which are subject to change, including changes that could have retroactive effect.

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

Dividend withholding tax

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the ordinary shares represented by the ADSs is generally treated as a dividend distribution. By way of exception, the repayment of fiscal capital carried out in accordance with the Belgian Companies and Associations Code is not treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital (subject to certain conditions and the pro rata rule, see below). This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issuance premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates. However, for any decision of capital reduction, in accordance with the Belgian Companies and Associations Code, the amount of the capital reduction will be deemed to be derived proportionally (a) from the fiscal capital of our company, on the one hand and (b) on the other hand, from certain reserves (i.e., and in the following order: (i) certain taxed reserves incorporated in the capital of our company, (ii) certain taxed reserves not incorporated into the capital of our company and (iii) certain tax-exempt reserves incorporated into the capital of our company). Only the part of the capital reduction that is deemed to be paid out of the fiscal capital may, subject to certain conditions, not be considered as a dividend distribution for Belgian tax purposes. The part of the capital reduction that is deemed to be derived from the abovementioned taxed (irrespective of whether they are incorporated into the capital) and/or tax-exempt reserves incorporated into the capital will be treated as a dividend distribution from a tax perspective and be subject to Belgian withholding tax, if applicable. Such portion is determined on the basis of the ratio of the taxed reserves (except for the legal reserve up to the legal minimum and certain unavailable retained earnings) and the tax-

exempt reserves incorporated into the capital (with a few exceptions) over the aggregate of such reserves and the fiscal capital.

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

Relief of Belgian Dividend Withholding Tax

Under the U.S.-Belgium Tax Treaty, under which we are entitled to benefits accorded to residents of Belgium, there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident which beneficially owns the dividends and is entitled to claim the benefits on the U.S.-Belgium Tax Treaty under the limitation on benefits article included in the U.S.-Belgium Tax Treaty, or “Qualifying Holders”.

If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is however applicable, if the Qualifying Holder does not carry on a business in Belgium through a permanent establishment situated therein, with which our shares, represented by the ADSs, are effectively connected and is either of the following:

●	a company that is a resident of the United States that has directly owned our shares, represented by the ADSs, representing at least 10% of our capital for a twelve-month period ending on the date the dividend is declared, or
●	a pension fund in the meaning of Article 3, (1), (k) of the U.S.-Belgium Tax Treaty, that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax, without taking into account the reduced U.S.- Belgium Tax Treaty rate. Qualifying Holders may then make a claim for reimbursement for amounts withheld in excess of the rate defined by the U.S.- Belgium Tax Treaty. The reimbursement form (Form 276 Div-Aut.) can be obtained as follows:

●	by letter from KMO Centrum Specifieke Materies - Team 6 - Kruidtuinlaan 50, mailbox 3429, B-1000 Brussels, Belgium;
●	by telephone at +32 (0)2 572 57 57 + call code 17486;
●	via e-mail at foreigners.team6@minfin.fed.be; or at
●	https://financien.belgium.be/nl/ondernemingen/internationaal/terugbetaling-van-de-roerende-voorheffing#q1.

The reimbursement form is to be sent to KMO Centrum Specifieke Materies - Team 6 - Kruidtuinlaan 50, mailbox 3429, B-1000 Brussels, Belgium as soon as possible and in each case within a term of five years starting from the first of January of the year the withholding tax was paid to the Belgian Treasury.

Qualifying Holders may also, subject to certain conditions, obtain the reduced U.S.-Belgium Tax Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. to us no later than ten days after the date on which the dividend has been paid or attributed (whichever comes first).

Additionally, pursuant to Belgian domestic tax law, dividends paid or attributed to non-resident individuals who do not use our shares represented by ADSs in the exercise of a professional activity may be exempt from non-resident individual income tax up to the amount of 800 EUR (for income year 2021). Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to our shares represented by ADSs, such Belgian non-resident may request in his or her non-resident income tax return that any Belgian withholding tax levied on dividends up to the amount of EUR 800 (for income year 2021) be credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on dividends up to such an amount could in principle be reclaimed by filing a request thereto addressed to the designated tax official. Such a request has to be made at the latest on December 31 of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities which are determined by Royal Decree. For the avoidance of doubt, all dividends paid or attributed to the non-resident individual are taken into account to assess whether the maximum amount of EUR 800 (for income year 2021) is reached (and hence not only the amount of dividends paid or attributed on our shares represented by ADSs).

Additionally, pursuant to Belgian domestic tax law, dividends distributed to corporate Holders beneficially owning the dividends that qualify as a parent company will be exempt from Belgian withholding tax, provided that the shares which are represented by ADSs held by the Holder amount to at least 10% of our share capital upon payment or attribution of the dividends and such minimum participation is held or will be held during an uninterrupted period of at least one year, and provided the general anti-abuse provision does not apply. A Holder-beneficial owner qualifies as a parent company (i) if it has a legal form similar to the ones listed in the annex to the Parent-Subsidiary Directive as amended from time to time, (ii) if it is considered to be a tax resident according to the laws of the United States of America and the U.S.-Belgium Tax Treaty, and (iii) if it is subject to a tax similar to the Belgian corporate income tax without benefiting from a tax regime that derogates from the ordinary tax regime. Please note that this withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements ("rechtshandeling of geheel van rechtshandelingen"/"acte juridique ou un ensemble d'actes juridiques") for which the Belgian Tax Administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine ("kunstmatig"/"non authentique") and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

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

Dividends paid or attributed to a corporate Holder beneficially owning the dividend income will also be exempt from withholding tax, provided that (i) the Holder is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime, (ii) upon the date of payment or attribution of the dividends, the Holder holds a participation in us with an acquisition value of at least € 2,500,000, but representing less than 10% of our capital, (iii) the dividends relate to shares represented by the ADSs which are or will be held in full ownership for at least one year without interruption, (iv) the Holder has a legal form similar to the ones listed in the annex to the Parent-Subsidiary Directive, as amended from time to time and (v) the general anti-abuse provision is not be applicable. The exemption from withholding tax is only applicable to the extent that the ordinary Belgian withholding tax, which would be due in the absence of said exemption, is, in principle, neither creditable nor reimbursable in the hands of the Holder.

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

Capital gains and losses

Pursuant to the U.S.-Belgium Tax Treaty, capital gains and/or losses realized by a Qualifying Holder entitled to claim the benefits of the U.S.- Belgium Tax Treaty under the limitation of benefits article in the U.S.-Belgium Tax Treaty from the sale, exchange or other disposition of our shares represented by ADSs are exempt from tax in Belgium.

Capital gains realized on our shares represented by ADSs by a corporate Holder who is not such a Qualifying Holder are generally not subject to taxation in Belgium unless these ADSs are held in connection with a business conducted in Belgium through a Belgian permanent establishment or a fixed place in Belgium to which the ADSs are effectively connected (in which case a 25% or 0% tax on the capital gain may apply, depending on the particular circumstances). Capital losses are generally not tax deductible in Belgium.

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

Estate and gift tax

There is no Belgian estate tax on the transfer of our shares represented by ADSs on the death of a Belgian non-resident. Donations of our shares represented by ADSs made in Belgium may or may not be subject to gift tax depending on the modalities under which the donation is carried out.

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

It must be noted that several annulment procedures against the bill have been initiated before the Constitutional Court. The plaintiffs consider the tax to be discriminative and have based their requests on a variety of arguments, such as unequal treatment and a lack of clarity of the law. Presumably, a decision of the Court will only follow end 2022.

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

Common Reporting Standard

Following recent international developments, the exchange of information is governed by the Common Reporting Standard (“CRS”). On September 25, 2021, the total of jurisdictions that have signed the multilateral competent authority agreement (“MCAA”) amounts to 114. The MCAA is a multilateral framework agreement to automatically exchange financial and personal information, with the subsequent bilateral exchanges coming into effect between those signatories that file the subsequent notifications.

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

With respect to references made in this annual report to any contract or other document of Galapagos NV, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this annual report for copies of the actual contract or document..

I.     Subsidiary information

Not applicable.

Item 11    Quantitative and qualitative disclosures about market risk

Our financial risks are managed centrally. Our finance department coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning our activities. These relate to the following financial markets risks: credit risk, liquidity risk, currency and interest rate risk. Our interest rate risk is limited because we have nearly no financial debt and have a strong cash position. In case of decreasing interest rates we will face a reinvestment risk on our strong cash position. We do not buy or trade financial instruments for speculative purposes. For additional information on general risk factors, please see the section of this annual report titled “Item 3.D.—Risk Factors.”

Liquidity risk

Our cash and cash equivalents and current financial investments amounted to respectively €2,233.4 million and €2,469.8 million on December 31, 2021. Cash used in operating activities amounted to €503.8 million for the year ended December 31, 2021. Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. Based upon our current expected level of operating expenditures and our existing cash and cash equivalents, we believe that we will be able to fund our operating expenses and capital expenditure requirements at least for a period of 12 months. We have no credit lines. Such forecasting is based on realistic assumptions with regards to milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

All our cash and cash equivalents have only an insignificant liquidity risk as they are all convertible upon a maximum three month notice period and without incurring a significant penalty.

Credit risk

The term “credit risk” refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss.

Our trade receivables consist of receivables on our collaboration partner Gilead, creditworthy pharmaceutical wholesalers and hospitals in Europe. To limit the risk of financial losses, a policy of only dealing with creditworthy counterparties has been developed.

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

Aging balance of receivables that are due, but are still considered collectable:

	December 31,
	2021	2020	2019

	(Euro, in thousands)
60 - 90 days	€141	€—	€87
90 - 120 days	92	—	—
more than 120 days	€113	€—	€—

Our cash and cash equivalents are invested primarily in current, notice and term accounts. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted at the beginning of the term. Our current financial investments are also kept within different financial institutions and include term deposits, money market funds and treasury bills with an AAA rating. The money market funds are invested in a well-diversified portfolio of highly rated assets.

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

Effect of interest rate fluctuation

A 100 basis point increase in interest rates at balance sheet date would have increased profit or loss, and equity, by approximately €47.0 million (2020: €51.7 million, 2019: €57.8 million); a 100 basis point decrease in interest rates would have decreased profit or loss, and equity, by approximately €47.0 million (2020: €51.7 million, 2019: €57.8 million).

Foreign exchange risk

We are exposed to foreign exchange risk arising from various currency exposures. Our principal functional currency is euro, but we receive payments from our business partners Gilead in U.S. dollars and acquire some consumables and materials in U.S. dollars, Swiss Francs, and GB Pounds.

To limit this risk, we attempt to align incoming and outgoing cash flows in currencies other than the euro. In addition, contracts closed by our different entities are mainly in the functional currencies of that entity, except for the collaboration agreements signed with Gilead for which payments are denominated in U.S. dollars.

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	December 31,
	2021	2020	2019

Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(83,996)	€(116,690)	€(133,373)
Increase in Euros - GB Pounds	1,093	303	113
Increase in Euros - CH Francs	233	2,013	538
Increase in Euros - HR Kunas	—	—	650
Increase in U.S. Dollars - GB Pounds	€—	€—	€(894)

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents and current financial investments held in U.S dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of current financial investments, cash and cash equivalents, financial debt (we only have lease liabilities as of December 31, 2021), and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

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

Fees and charges

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Service	Fees
● Issuance of ADSs	Up to U.S. $0.05 per ADS issued

● Cancellation of ADSs	Up to U.S. $0.05 per ADS canceled

● Distribution of cash dividends or other cash distributions	Up to U.S. $0.05 per ADS held

● Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. $0.05 per ADS held

● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. $0.05 per ADS held

● ADS Services	Up to U.S. $0.05 per ADS held on the applicable record date(s) established by the depositary

The holders of ADSs will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
●	certain cable, telex and facsimile transmission and delivery expenses;
●	the expenses and charges incurred by the depositary in the conversion of foreign currency;
●	the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and
●	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

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

Item 14    Material modifications to the rights of security holders and use of proceeds

Not applicable.

Item 15    Controls and procedures

Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2021. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of December 31, 2021, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including our Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Galapagos’ management identified a material weakness in our internal control over financial reporting as of December 31, 2021, specifically related to the review of certain elements of the percentage of completion determination that drives the filgotinib collaboration revenue recognition (please refer to note 6 of the financial statements where this topic is discussed in more detail). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Our remediation plan that is being developed includes improving the existing control on the filgotinib revenue recognition to enhance the precision of the review of management’s cost to complete estimate.

Notwithstanding the material weakness, management has concluded that our audited financial statements included in this Annual Report on Form 20-F are fairly stated in all material respects in accordance with IFRS for each of the periods presented herein.

The effectiveness of internal control over financial reporting as of December 31, 2021 has been audited by Deloitte Bedrijfsrevisoren BV, our independent registered public accounting firm. Their audit report, including their opinion and attestation report on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this annual report.

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

Item 16A    Audit Committee financial expert

Our supervisory board has determined that Howard Rowe is an audit committee financial expert as defined by SEC rules and has they requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr. Rowe is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B    Code of Ethics

In 2021, we have adopted a new Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, members of our management board and members of our supervisory board. The Code of Conduct is available on our website at www.glpg.com/governance-information. Our supervisory board is responsible for administering the Code of Conduct and will be required to approve any waivers of the Code of Conduct for members of our supervisory board and members of our management board. Any waivers of the Code of Conduct for other employees may also be made by the compliance officer. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website. One breach of our Code of Business Conduct and Ethics was reported to the audit committee in 2021.

Item 16C    Principal Accountant fees and services

Deloitte Bedrijfsrevisoren BV has served as our independent registered public accounting firm for 2021 and 2020. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended December 31,
	2021	2020

	(Euro, in thousands)
Audit Fees	€860.3	€1,202.8
Audit-Related Fees	101.1	214.4
All Other Fees	587.7	938.4
Total	€1,549.2	€2,355.6

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

“All Other Fees” are any additional amounts billed for products and services provided by the principal accountant. For the year ended December 31, 2021 and 2020, they relate to non-audit fees, in particular related to advisory services in relation to IT and quality management.

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

The audit committee has considered the non-audit services provided by Deloitte Bedrijfsrevisoren BV as described above and believes that they are compatible with maintaining Deloitte Bedrijfsrevisoren BV’s independence as our external auditor. In accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i), no fees for professional services were approved pursuant to any waivers of the pre-approval requirement.

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

The full text of our articles of association is made available as an exhibit to this annual report.

As of April 28, 2020, Galapagos has a two-tier governance structure, with a supervisory board and a management board. The supervisory board is responsible for the general policy and strategy of the company and has all powers which are specifically reserved for it under the Belgian Companies Code. The supervisory board also supervises the management board. The management board exercises all powers which are not reserved for the supervisory board in accordance with the Belgian Companies Code. In light of the recent leadership transition, the supervisory board reviewed whether the chosen governance structure is still appropriate and decided to propose a new governance structure to the general shareholders’ meeting, being a one-tier governance structure, consisting of a board of directors and an executive committee to which certain powers are delegated by the board of directors. On the date of this report, our articles of association have not yet been amended. The supervisory board invites the shareholders of Galapagos NV to approve the introduction of a one-tier governance structure at the occasion of the extraordinary shareholders’ meeting to be held on April 26, 2022. Reference is made to the section of this annual report titled “Item 6 Directors, senior management and employees—A. Directors and senior management—Our Supervisory Board”.

As a consequence of the proposed introduction of a one-tier governance model, and subject to approval of such proposal by the extraordinary shareholders’ meeting of Galapagos NV to be held on 26 April 2022, our corporate governance charter will be updated.

Differences between our corporate governance practices and the listing rules of the Nasdaq stock market

The following are the significant ways in which our corporate governance practices differ from those required for U.S. companies listed on Nasdaq:

●	Quorum At Shareholder Meetings. Nasdaq Stock Market Listing Rule 5620(c) requires that for any shareholders’ meeting, the quorum must be no less than 33 1/3 % of the outstanding ordinary shares. There is no quorum requirement under Belgian law for our shareholders’ meetings, except as provided for by law in relation to decisions regarding certain matters, e.g. amendment of the articles of association.
●	Committees. Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to such composition requirements. Pursuant to Article 7:100 of the Belgian Companies Code and the principles and guidelines of the 2020 Belgian Corporate Governance Code, we are required to set up a remuneration committee within our supervisory board, consisting of a majority of independent supervisory board members. In addition, the 2020 Belgian Corporate Governance Code provides that the supervisory board should set up a nomination committee, which can be combined with the remuneration committee. Our supervisory board has set up and appointed a nomination and remuneration committee.
●	Executive Session. Nasdaq Stock Market Listing Rule 5605(b)(2) requires that independent directors must have regularly scheduled meetings at which only independent directors are present. We do not intend to require our independent supervisory board members to meet separately from the full supervisory board on a regular basis or at all, although the supervisory board is supportive of its independent members voluntarily arranging to meet separately from the other members of our supervisory board when and if they wish to do so.
●	Committee Charters. Nasdaq Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the board of directors must have a formal written charter. Pursuant to the Belgian Corporate Governance Code, our supervisory board has drawn up a corporate governance charter including, amongst others, the internal rules of our committees.

●	Shareholder Approval for Certain Issuances of Securities. Nasdaq Stock Market Listing Rule 5635 requires that a company obtains shareholder approval prior to making certain issuances of securities. Pursuant to the Belgian Companies Code and subject to the conditions set forth therein and in our articles of association, our supervisory board is allowed to issue shares through the use of authorized capital limited to the maximum amount of our share capital. The authorized capital may however not be used for (i) capital increases by contribution in kind exclusively reserved for one of our shareholders holding shares to which more than 10% of the voting rights are attached, (ii) the issuance of shares with multiple voting rights, (iii) the issuance of a new class of securities, or (iv) the issuance of subscription rights intended mainly for one or more specified persons other than our or our subsidiaries’ staff. Restrictions on the use of the authorized capital also exist in case a public take-over bid on us has been announced.

Item 16H    Mine safety disclosure

Not applicable.

PART III

Item 17    Financial statements

Not applicable.

Item 18    Financial statements

See pages F-1 through F-67 of this annual report.

Item 19    Exhibits

The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

Index to Financial Statements

FINANCIAL SECTION

Audited consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the supervisory board of Galapagos NV

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Galapagos NV and subsidiaries (the "Company") as of December 31, 2021, 2020 and 2019, the related consolidated statements of operations, comprehensive income/loss(-), changes in equity and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, 2020 and 2019 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 24, 2022, expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

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

Determination of the estimated costs impacting the percentage of completion used for revenue recognition related to the license and collaboration agreement for filgotinib - Refer to Notes 2, 4, 6, and 25 to the financial statements

Critical Audit Matter Description

As described in Notes 2, 4 and 6 to the consolidated financial statements, the Company recognized collaboration revenues of 235,7 million EUR in 2021 from upfront payments and milestone payments in relation to the Gilead collaboration agreement for filgotinib (the “agreement”). For this filgotinib performance obligation, the Company recognized revenue using the cost-to-cost input method, which management believes best depicts the transfer of control to the customer, being Gilead. Under the cost-to-cost input method, the extent of progress towards completion is measured based on the ratio of actual costs incurred to the total estimated costs expected upon satisfying the filgotinib performance obligation.

Significant management judgment is required in determining the total estimated costs required under the agreement and the period over which the Company is expected to complete its performance obligation. This significant estimate is the principal consideration for our conclusion that procedures relating to the determination of the estimated costs to complete the performance obligation, impacting the revenue recognition for the filgotinib performance obligation is a critical audit matter. This increased level of judgment by management led to a high degree of auditor judgment, complexity, and effort in performing procedures and in evaluating audit evidence related to management’s assumptions related to the estimation of total costs to complete.

How the Critical Audit Matter Was Addressed in the Audit

Our procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the actual costs incurred to date and controls over the inputs and assumptions used to estimate the total costs required to complete the performance obligation. As a result of the Company’s material weakness identified by the Company, we increased the nature and extent of our audit procedures over the input and assumptions used in the estimation.

These procedures included, among others (i) evaluating and testing management’s process for determining the estimate of total costs to complete the performance obligation, which included evaluating the reasonableness of significant assumptions related to the estimate, and (ii) testing, on a sample basis, the actual costs incurred to date.

Our procedures on the reasonableness of the assumptions used also included evaluating management’s ability to reasonably estimate costs to complete the performance obligation by (i) evaluating the appropriateness of changes made during the period to management’s estimates of total costs to complete; (ii) performing a comparison of management’s prior period cost estimates to actual costs incurred and approved; (iii) evaluating the period over which management is expecting the company to complete its performance obligation; (iv) comparing certain costs to third-party supporting evidence; and (v) performing sensitivities on the current year’s revenue recognition resulting from changes to these estimates.

Zaventem, Belgium, March 24, 2022

/s/ Deloitte Bedrijfsrevisoren / Réviseurs d’Entreprises BV/SRL

We have served as the Company's auditor since 2000.

Report of independent registered public accounting firm

To the shareholders and the supervisory board of Galapagos NV

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Galapagos NV and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated March 24, 2022 expressed an unqualified opinion on those financial statements.

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

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: the Company’s review of certain elements of the percentage of completion determination that drives the filgotinib collaboration revenue. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2021, of the Company, and this report does not affect our report on such financial statements.

Zaventem, Belgium, March 24, 2022

/s/ Deloitte Bedrijfsrevisoren / Réviseurs d’Entreprises BV/SRL

We have served as the Company's auditor since 2000.

Consolidated Statement of Financial Position

	December 31,
	2021	2020	2019	Notes

	(Euro, in thousands)
Assets
Intangible assets	€60,103	€67,565	€24,927	13
Property, plant and equipment	137,512	103,378	66,052	14
Deferred tax assets	4,032	4,475	4,205	22
Non-current trade receivables	—	50,000	—	18
Non-current R&D incentives receivables	127,186	111,624	93,407	16
Other non-current assets	2,473	11,343	14,091	18
Non-current assets	331,306	348,384	202,682

Inventories	20,569	36	—	17
Trade and other receivables	111,337	148,418	54,009	18
Current R&D incentives receivables	16,827	24,104	21,949	16
Current financial investments	2,469,809	3,026,278	3,919,216	19
Cash and cash equivalents	2,233,368	2,135,187	1,861,616	20
Other current assets	9,945	11,917	9,138	18
Current assets from continuing operations	4,861,854	5,345,941	5,865,927

Assets classified as held for sale	—	23,406	—	26

Total current assets	4,861,854	5,369,347	5,865,927

Total assets	€5,193,160	€5,717,731	€6,068,609

Equity and liabilities

Share capital	€292,075	€291,312	€287,282	21
Share premium account	2,730,391	2,727,840	2,703,583	21
Other reserves	(10,177)	(10,907)	(4,842)
Translation differences	(1,722)	(3,189)	(1,142)
Accumulated losses	(367,205)	(334,701)	(109,223)
Total equity	2,643,362	2,670,355	2,875,658

Retirement benefit liabilities	11,699	14,996	8,263
Non-current lease liabilities	19,655	23,035	19,558	23
Other non-current liabilities	7,135	8,096	6,989	24
Non-current deferred income	1,944,836	2,365,974	2,586,348	25
Non-current liabilities	1,983,325	2,412,101	2,621,158

Current lease liabilities	7,204	6,401	5,826	23
Trade and other liabilities	137,418	172,386	143,434	24
Current tax payable	1,782	1,248	2,037	11
Current financial instruments	204	3,164	6,198	9
Current deferred income	419,866	443,159	414,298	25
Current liabilities from continuing operations	566,474	626,357	571,793

Liabilities directly associated with assets classified as held for sale	—	8,917	—	26
Current liabilities	566,474	635,274	571,793

Total liabilities	2,549,798	3,047,375	3,192,951
Total equity and liabilities	€5,193,160	€5,717,731	€6,068,609

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Operations

	Year ended December 31,
	2021	2020	2019	Notes

	(Euro, in thousands, except per share data)
Product net sales	€14,753	€2	€—	6
Collaboration revenues	470,093	478,051	834,901	6
Total net revenues	484,846	478,053	834,901

Cost of sales	(1,629)	—	—
Research and development expenses	(491,707)	(523,667)	(420,090)	7
Sales and marketing expenses	(69,956)	(66,468)	(24,577)	7
General and administrative expenses	(140,899)	(118,757)	(72,382)	7
Other operating income	53,749	52,207	50,896	7

Operating income/loss (-)	(165,596)	(178,632)	368,748

Fair value re-measurement of share subscription agreement and warrants	2,960	3,034	(181,644)	9
Other financial income	70,548	18,667	21,389	10
Other financial expenses	(30,911)	(152,844)	(59,968)	10

Income/loss (-) before tax	(122,999)	(309,775)	148,525

Income taxes	(2,423)	(1,226)	165	11

Net income/loss (-) from continuing operations	(125,422)	(311,001)	148,689

Net income from discontinued operations, net of tax	22,191	5,565	1,156	26

Net income/loss (-)	€(103,231)	€(305,436)	€149,845
Net income/loss (-) attributable to:
Owners of the parent	(103,231)	(305,436)	149,845
Basic income/loss (-) per share	€(1.58)	€(4.69)	€2.60	12
Diluted income/loss (-) per share	€(1.58)	€(4.69)	€2.49	12
Basic income/loss (-) per share from continuing operations	€(1.91)	€(4.78)	€2.58
Diluted income/loss (-) per share from continuing operations	€(1.91)	€(4.78)	€2.47

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Comprehensive Income/Loss (-)

	Year ended December 31,
	2021	2020	2019

	(Euro, in thousands)

Net income/loss (-)	€(103,231)	€(305,436)	€149,845
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation	730	(6,065)	(4,107)
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	736	(1,024)	415

Realization of translation differences upon sale/liquidation of foreign operations	731	(1,023)	—
Other comprehensive income/loss (-), net of income tax	2,197	(8,112)	(3,692)

Total comprehensive income/loss (-) attributable to:
Owners of the parent	(101,034)	(313,548)	146,154

Total comprehensive income/loss (-) attributable to owners of the parent arises from:
Continuing operations	(123,956)	(318,841)	145,050
Discontinued operations	22,922	5,293	1,104
Other comprehensive income/loss (-), net of income tax	€(101,034)	€(313,548)	€146,154

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total

	(Euro, in thousands)
On December 31, 2018	€236,540	€1,277,780	€(1,557)	€(735)	€(297,779)	€1,214,249
Change in accounting policy ( modified retrospective application IFRS 9)					416	416
Restated total equity at January 1, 2019	236,540	1,277,780	(1,557)	(735)	(297,363)	1,214,665
Net income					149,845	149,845
Other comprehensive income/loss (-)			415	(4,107)		(3,692)
Total comprehensive income/loss (-)			415	(4,107)	149,845	146,154
Share-based compensation					38,297	38,297
Derecognition of financial liability from share subscription agreement and warrant A		135,702				135,702
Issue of new shares	36,945	923,142				960,087
Share issue costs	(4,447)					(4,447)
Exercise of warrant A by Gilead	14,162	353,873				368,035
Exercise of subscription rights	4,082	13,085				17,167
On December 31, 2019	€287,282	€2,703,583	€(1,142)	€(4,842)	€(109,223)	€2,875,658
Net loss					(305,436)	(305,436)
Other comprehensive loss			(2,047)	(6,065)		(8,112)
Total comprehensive loss			(2,047)	(6,065)	(305,436)	(313,548)
Share-based compensation					79,959	79,959
Exercise of subscription rights	4,031	24,257				28,288
On December 31, 2020	€291,312	€2,727,840	€(3,189)	€(10,907)	€(334,701)	€2,670,355
Net loss					(103,231)	(103,231)
Other comprehensive income			1,467	730		2,197
Total comprehensive income/loss (-)			1,467	730	(103,231)	(101,034)
Share-based compensation					70,726	70,726
Exercise of subscription rights	763	2,551				3,314
On December 31, 2021	€292,075	€2,730,391	€(1,722)	€(10,177)	€(367,205)	€2,643,362

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows

	2021	2020	2019	Notes

	(Euro, in thousands)

Net income/loss (-)	€(103,231)	€(305,436)	€149,845

Adjustment for non-cash transactions	57,718	230,723	248,027	27
Adjustment for items to disclose separately under operating cash flow	11,227	4,067	(7,731)	27
Adjustment for items to disclose under investing and financing cash flows	(28,847)	(2,472)	(5,061)	27
Change in working capital other than deferred income	23,337	(146,092)	12,698	27
Increase/decrease (-) in deferred income	(453,720)	(207,787)	2,804,202	25

Cash generated from/used in (-) operations	(493,516)	(426,998)	3,201,980

Interest paid	(12,540)	(9,033)	(1,158)
Interest received	2,913	10,054	7,852
Income taxes paid	(684)	(1,358)	(57)

Net cash flows generated from/used in (-) operating activities	(503,827)	(427,336)	3,208,617

Purchase of property, plant and equipment	(54,205)	(42,522)	(22,385)	14
Purchase of and expenditure in intangible fixed assets	(3,674)	(48,793)	(23,300)	13
Proceeds from disposal of property, plant and equipment	—	49	—	14
Purchase of current financial investments	(1,561,015)	(4,574,206)	(4,787,284)	19
Interest received related to current financial investments	12	3,500	5,059	19
Sale of current financial investments	2,127,380	5,415,316	1,063,344	19
Disposals of subsidiaries, net of cash disposed	28,696	—	—	26
Acquisition of financial assets	—	(2,681)	(177)	15
Proceeds from sale of financial assets held at fair value through profit or loss	4,045	6,626	82	15

Net cash flows generated from/used in (-) investing activities	541,238	757,288	(3,764,660)

Payment of lease liabilities and other debts	(7,190)	(6,247)	(5,091)	23
Proceeds from capital and share premium increases, gross amount	—	—	960,087	21
Issue cost paid, related to capital and share premium increases	—	—	(4,447)	21
Proceeds from capital and share premium increases from exercise of subscription rights	3,314	28,287	17,167	21
Proceeds from capital and share premium increases from exercise of warrant A by Gilead	—	—	368,035	21

Net cash flows generated from/used in (-) financing activities	(3,876)	22,040	1,335,751

Increase in cash and cash equivalents	€33,535	€351,994	€779,708

Cash and cash equivalents at beginning of year	€2,143,071	€1,861,616	€1,290,796	20

Transfer to current financial investments	—	—	(198,922)

Increase in cash and cash equivalents	33,535	351,994	779,708

Effect of exchange rate differences on cash and cash equivalents	56,763	(70,539)	(9,966)

Cash and cash equivalents at end of year	€2,233,368	€2,143,071	€1,861,616	20

	December 31,
	2021	2020	2019	Notes

	(Euro, in thousands)
Current financial investments	€2,469,809	€3,026,278	€3,919,216	19
Cash and cash equivalents	2,233,368	2,135,187	1,861,616	20
Cash and cash equivalents classified as assets held for sale	—	7,884	—	26
Current financial investments and cash and cash equivalents	€4,703,177	€5,169,349	€5,780,832

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

We are an integrated biopharmaceutical company active in the discovery, development, and commercialization of medicines with novel modes of action, several of which are currently in clinical development in multiple diseases with high unmet medical need. Our highly flexible discovery platform is applicable across many therapeutic areas.

Having achieved approval in the European Union and Great Britain for our first ever medicine in RA and UC, we remain highly committed to progressing our pipeline of drug candidates to address unmet medical needs and improve the lives of millions.

We devote substantially all of our resources to our drug discovery efforts from target discovery through clinical development, and to our commercialization efforts for filgotinib in Europe.

The components of the operating result presented in the financial statements include the following companies: Galapagos NV, Galapagos Biopharma Belgium BV, Galapagos Real Estate Belgium BV (Mechelen, Belgium); Galapagos SASU (Romainville, France); Galapagos B.V., Galapagos Biopharma Netherlands B.V. and Galapagos Real Estate Netherlands B.V. (Leiden, the Netherlands); Galapagos, Inc. and its subsidiary Xenometrix, Inc. (United States); Galapagos GmbH (Basel, Switzerland); Galapagos Biotech Ltd (Cambridge, UK), Galapagos Biopharma Germany GmbH (München, Germany), Galapagos Biopharma Spain S.L.U. (Madrid, Spain); Galapagos Biopharma Italy S.r.l. (Milan, Italy); Galapagos Biopharma Sweden AB (Stockholm, Sweden), Galapagos Biopharma Norway AS (Oslo, Norway), Galapagos Biopharma Finland Oy (Helsinki, Finland), Galapagos Biopharma Denmark ApS (Copenhagen, Denmark), Galapagos Biopharma Austria GmbH (Vienna, Austria) and Galapagos Biopharma Ireland Ltd ( Dublin, Ireland).

Our continuing operations had 1,309 employees as at December 31, 2021 (as compared to 1,304 employees as at December 31, 2020 and 1,003 employees as at December 31, 2019) mainly working in the operating facilities in Mechelen (the Belgian headquarters), the Netherlands, France, Switzerland, Germany, Italy, Spain and the United Kingdom.

On January 4, 2021, we sold our fee-for-service business Fidelta to Selvita S.A. for a total consideration of €37.1 million. Fidelta d.o.o. had 185 employees on December 31, 2020 working in the operating facilities in Croatia. We classified the assets and the associated liabilities of Fidelta as held for sale in our financial statements for the year ended December 31, 2020.

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

On the closing date of the transaction (August 23, 2019) we concluded that the upfront payment implicitly included a premium for the future issuance of warrant A and initial and subsequent warrant B. The expected value of the warrants to be issued is treated as a contract liability ("warrant issuance liability") and reduces the transaction price until approval date of the issuance of the underlying warrants. As from approval date, the allocation of the upfront payment to the respective warrant becomes fixed and future changes in the fair value of the respective warrant are recognized in profit or loss. As such, the part of the upfront payment allocated to the warrant A and initial warrant B reflects the fair value of these financial liabilities at the warrant approval date (October 22, 2019).

On November 6, 2019 Gilead exercised warrant A, which resulted in an additional equity investment of €368.0 million.

Subsequent warrant B is still subject to approval by an extraordinary meeting of shareholders and is therefore still presented as warrant issuance liability in our deferred income (we refer to note 25 for more information). The value allocated to the subsequent warrant B reflects the fair value of the underlying liability on December 31, 2019, December 31, 2020 and December 31, 2021. On December 31, 2021 the value of subsequent warrant B further decreased to €2.4 million, driven by the decrease of our share price and of the implied volatility in 2021.

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

Since October 22, 2019, Gilead has had two representatives on the supervisory board of Galapagos (Daniel O’Day and Linda Higgins).

In Q4 2020, Gilead decided not to pursue FDA approval of the RA indication for filgotinib in the U.S. as a result of Complete Response Letter (CRL) from the Food and Drug Administration (FDA). Due to this, in December 2020 Gilead and we agreed to amend our existing collaboration for the commercialization and development of filgotinib. This resulted in the execution of the Transition and Amendment Agreement of April 3, 2021 and the Second Amended and Restated license and Collaboration Agreement of December 24, 2021, effective as of January 1, 2022.

In September 2021 we agreed together with Gilead to also take over the sponsorship of and operational and financial responsibility for the ongoing DIVERSITY clinical study, evaluating filgotinib in CD, and its long-term extension study. We intend to complete the transfer of the DIVERSITY clinical study no later than June 30, 2022. From April 1, 2022, we will also be solely responsible for all development costs for the DIVERSITY clinical study.

Gilead remains responsible for commercial activities outside of Europe.

These modifications to the collaboration with Gilead did not result in the creation of new performance obligations, and only the performance obligation related to the development activities for filgotinib has been reassessed.

We retain the following three performance obligations, of which the first one was satisfied completely in 2019; (i) the transfer of an extended license on GLPG1690, (ii) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 to 100/0 (for certain agreed activities (Group A activities, as defined below) on the global development activities of filgotinib, until we complete the remaining development activities.

We refer to the critical accounting judgments and key sources of estimation uncertainty section (note 4) explaining critical judgments and estimates in applying accounting policies.

Terms of the collaboration

We will fund and lead all discovery and development autonomously until the end of Phase 2. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead will have the option to acquire a license to the compound outside Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. Gilead will maintain option rights to our programs through the 10-year term of the collaboration. This term can be extended for up to an additional three years thereafter for those programs, if any, that have entered clinical development prior to the end of the collaboration term. In addition a final term extension can be granted in certain circumstances. Development of GLPG1690 was discontinued in February 2021.

For GLPG1972, after the completion of the ongoing Phase 2b study in osteoarthritis, Gilead had the option to pay a $250 million fee to license the compound in the United States but declined to exercise its option in November 2020.

For all other programs resulting from the collaboration, Gilead will make a $150 million opt-in payment per program and will owe no subsequent milestones. We will receive tiered royalties ranging from 20%-24% on net sales of all our products licensed by Gilead in all countries outside Europe as part of the agreement.

Revised filgotinib collaboration

Under the revised agreement of December 2020, we assume all development, manufacturing, commercialization and certain other rights for filgotinib in Europe, providing the opportunity to build a commercial presence on an accelerated timeline. The transfer is subject to applicable local legal, regulatory and consultation requirements. Most activities have been transferred as of December 31, 2021 and the parties intend to complete the transition by December 31, 2022. Beginning on January 1, 2021, we bear the future development costs for certain studies (defined as “Group A activities”), in lieu of the equal cost split contemplated by the previous agreement. These studies initially included the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The DIVERSITY study has been added to the “Group A activities” in September 2021. The existing 50/50 global development cost sharing arrangement will continue for the following studies (defined as “Group B activities”): SELECTION and its long-term extension study (LTE) in UC, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn’s disease, pediatric studies and their LTEs in RA, UC and Crohn’s disease, and support for investigator sponsored trials in IBD. All commercial economics on filgotinib in Europe will transfer to us as of January 1, 2022, subject to payment of tiered royalties of 8% to 15% of net sales in Europe to Gilead, starting in 2024. In addition, if the European Medicines Agency grants regulatory approval of filgotinib for the treatment of CD based on data from the DIVERSITY trial, then royalties payable by us to Gilead will be reduced by 30% across all filgotinib indications and will become 5.6% to 10.5% of net sales in Europe. In connection with the amendments to the existing arrangement for the commercialization and development of filgotinib, Gilead has agreed to irrevocably pay us €160 million, which is split between a €110 million payment received in 2021 and a €50 million payment to be received in 2022 and is subject to certain adjustments for higher than budgeted development costs. Upon completion of the DIVERSITY study transfer in 2022, Gilead will make a one-time payment of $15 million to us in consideration for assuming responsibility for the DIVERSITY clinical study. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. Other terms of the original license agreement remain in effect, including the remaining $295 million in development and regulatory milestones, sales-based milestone payments of up to $600 million and tiered royalties ranging from 20% – 30% payable in territories outside Europe (whereas before it was applicable for all countries outside of Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom).

In addition, we achieved two regulatory approval milestones in 2020 totaling $105 million. No regulatory approval milestones were achieved during 2021.

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

In addition, the extraordinary general meeting of shareholders of October 22, 2019 approved the issuance of warrant A and initial warrant B allowing Gilead to further increase its ownership of Galapagos to up to 29.9% of the company’s issued and outstanding shares. The initial warrant B has a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) €140.59. Subsequent warrant B is still subject to approval by an extraordinary general meeting of shareholders. This extraordinary general meeting of shareholders shall take place between 57 and 59 months after the closing of the subscription agreement (August 23, 2019) and this warrant will have substantially similar terms, including as to exercise price, to the initial warrant B. The agreement also includes a 10-year standstill restricting Gilead’s ability to propose a business combination with or acquisition of Galapagos or increase its stake in Galapagos beyond 29.9% of the company’s issued and outstanding shares, subject to limited exceptions. On November 6, 2019 Gilead exercised warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares. Warrant A expired in October 2020. Gilead’s ownership amounted to 25.49% at December 31, 2021.

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

NEW STANDARDS AND INTERPRETATIONS APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2020

New standards and interpretations applicable for the annual period beginning on January 1, 2020 did not have a material impact on our consolidated financial statements.

NEW STANDARDS AND INTERPRETATIONS APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2021

New standards and interpretations applicable for the annual period beginning on January 1, 2021 did not have a material impact on our consolidated financial statements.

STANDARDS AND INTERPRETATIONS PUBLISHED, BUT NOT YET APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2021

A number of new standards are effective for annual periods beginning on or after January 1, 2022 with earlier adoption permitted. However we have not early adopted new or amended standards in preparing our consolidated financial statements. We are currently still assessing the impact of these new accounting standards and amendments that are not yet effective but we expect no standard to have a material impact on our financial statements in the period of initial application.

The following amendments are effective for the period beginning 1 January 2022:

●	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37);
●	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16);
●	Annual Improvements to IFRS Standards 2018-2020 (Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41); and
●	References to Conceptual Framework (Amendments to IFRS 3).

The following amendments are effective for the period beginning 1 January 2023:

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);

●	Definition of Accounting Estimates (Amendments to IAS 8);
●	Deferred Tax Related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12); and
●	IFRS 17 Insurance Contracts and Amendments to IFRS 17.

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

INTANGIBLE ASSETS

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally generated intangible asset arising from our development activities is recognized only if all of the following conditions are met:

●	Technically feasible to complete the intangible asset so that it will be available for use or sale
●	We have the intention to complete the intangible assets and use or sell it
●	We have the ability to use or sell the intangible assets
●	The intangible asset will generate probable future economic benefits, or indicate the existence of a market
●	Adequate technical, financial and other resources to complete the development are available
●	We are able to measure reliably the expenditure attributable to the intangible asset during its development
(i)	Internally generated intangible assets

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

(ii)	Licences, patents & know-how

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

(iii)	Software

Acquired software is recognized at cost less accumulated amortization and any impairment loss. Amortization is recognized so as to write off the cost of assets over their useful lives (generally between 3 and 5 years), using the straight-line method.

(iv)	Contract costs

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

Depreciation is recognized so as to write off the cost of assets over their useful lives, using the straight-line method, on the following bases:

●	Installation & machinery: 3–15 years
●	Furniture, fixtures & vehicles: 4–10 years

Leasehold improvements are depreciated 3 -10 years, being the term of the lease, unless a shorter useful life is expected.

The other tangible assets category mainly consists of assets under construction. Assets under construction are not depreciated.

Any gain or loss incurred at the disposal of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit or loss.

LEASES

All leases are accounted for by recognizing a right-of-use asset and a corresponding lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of 12 months or less

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

INVENTORIES

Inventories consist of raw materials, semi-finished products and finished products purchased for resale. These inventories are initially recognized at cost, and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase, including transportation costs, and is determined using the FIFO-method.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized on our balance sheet when we become a party to the contractual provisions of the instrument. We do not actively use currency derivatives to hedge planned future cash flows, nor do we make use of forward foreign exchange contracts, outside of the Gilead transaction, fully settled at December 31, 2019. Additionally, we do not have financial debts at December 31, 2021.

(i) Financial assets

Financial assets are initially recognized either at fair value or at their transaction price. All recognized financial assets will subsequently be measured at either amortized cost or fair value under IFRS 9 on the basis of both our business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

●	a financial asset that (i) is held within a business model whose objective is to collect the contractual cash flows and (ii) has contractual cash flows that are solely payments of principal and interest on the principal amount outstanding is measured at amortized cost (net of any write down for impairment), unless the asset is designated at fair value through profit or loss (FVTPL) under the fair value option;
●	a financial asset that (i) is held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and (ii) has contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, is measured at fair value through other comprehensive income (FVTOCI), unless the asset is designated at FVTPL under the fair value option;
●	all other financial assets are measured at FVTPL.

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

We classify non-derivative financial assets into the following categories:

●	financial assets at fair value through profit or loss (equity instruments, current financial investments and cash equivalents)
●	financial assets at amortized cost (receivables, current financial investments and cash and cash equivalents).

Financial assets at fair value through profit or loss

Financial assets are designated at fair value through profit or loss if we manage such investments and make purchase and sale decisions based on their fair value in accordance with the investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein, which take into account any dividend income, are recognized in profit or loss.

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

Cash equivalents measured at fair value through profit or loss

Cash equivalents measured at fair value through profit or loss may comprise bonds and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value.

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

Current financial investments measured at amortized cost

Current financial investments measured at amortized cost include treasury bills that have a maturity equal or less than 12 months. We apply settlement date accounting for the recognition and de-recognition of current financial investments measured at amortized cost. Current financial investments measured at amortized cost also include short-term deposits with maturities exceeding three months from the acquisition date.

Cash and cash equivalents measured at amortized cost

Cash and cash equivalents measured at amortized cost mainly comprise of notice accounts and short-term deposits that are readily convertible to cash within three months or less and that are subject to an insignificant risk of changes in value.

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

FOREIGN CURRENCIES

●	Functional and presentation currency

Items included in the financial statements of each of our entities are valued using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Euros, which is our presentation currency.

●	Transactions and balances in foreign currency

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

●	Financial statements of foreign group companies

The results and financial position of all our entities that have a functional currency different from Euro are translated as follows:

●	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
●	Income and expenses for each statement of operations are translated at average exchange rates;
●	All resulting cumulative exchange differences are recognized as a separate component of equity;
●	Such cumulative exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

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

REVENUE RECOGNITION

Revenues to date have consisted principally of collaboration revenues, which consist of milestones, license fees, non-refundable upfront fees and royalties received in connection with collaboration and license agreements. Starting in 2021 we also have commercial revenues from the sales of Jyseleca, which are reported as “Product net sales” in our consolidated income statement. We also generated revenue from our fee-for-service activities, which is reported as discontinued operations per December 31, 2020.The revenue recognition policies can be summarized as follows:

We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for agreements that we determine are within the scope of IFRS 15, we perform the following five steps:

COLLABORATION REVENUES

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

For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is satisfied over time, revenue is then recognized based on a pattern that best reflects the transfer of control of the service to the customer.

b/ Milestone Payments other than sales based milestones

A milestone payment is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Where milestone payments are included in the transaction price we estimate the amount to be included in the transaction price using the most likely amount method. The transaction price is allocated to each performance obligation on a stand-alone selling price basis. We recognize revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of such milestones and any related constraint. If necessary we adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment.

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

PRODUCT NET SALES

Revenue on the sale of Jyseleca is recorded as “Product net sales” in our consolidated income statement.

Product net sales is the net amount of revenue recognized resulting from transferring control over our products to our customer (for example wholesalers and hospitals). Product sales revenue is recognized at a point in time when control of the goods has transferred to the customer. This is generally when the goods are delivered to the customer depending on the specific incoterms in the contract with a customer.

The amount of revenue recognized is the amount allocated to the satisfied performance obligation taking into account variable consideration. The estimated amount of variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Variable consideration that is included in the transaction price is primarily composed of rebates, discounts, cash discounts and chargebacks granted to various customers that are part of commercial and governmental contractual arrangements or other reimbursement programs. Shelf stock adjustments are granted to some of our customers to cover the inventory held by them at the time of a price decrease becomes effective. A liability is recognized for expected rebates, cash discounts, chargebacks or other reimbursements payable directly or indirectly to customers in relation to sales made until the end of the reporting period.

The amount of variable consideration is estimated using several elements such third-party market data, product pricing, the specific terms in the individual agreements, estimated inventory levels and the shelf life of our product. If actual results differ, these estimates will be adjusted.

Net sales are presented net of value added tax and other sales related taxes.

We refer to note 6 for detailed information per agreement and to our Critical judgments in applying accounting policies for more information.

COST OF SALES

Cost of sales includes primarily the purchase cost of the goods sold and transportation costs.

OTHER OPERATING INCOME

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

Defined benefit costs are categorized as follows:

●	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements)
●	Net interest expenses or income

●	Re-measurement

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

●	If the Galapagos share price change is better than or equal to the change in the Next Biotech Index, the deferred bonus will be adjusted by the share price increase/decrease percentage and paid out
●	If the Galapagos share price change is up to 10% worse than the change in the Next Biotech Index, 50% of the deferred bonus will be adjusted by the share price increase/decrease percentage and paid out, and the remainder will be forfeited
●	If the Galapagos share price change is more than 10% worse than the change in the Next Biotech Index the deferred bonus will be forfeited

We recognize the possible payment of the deferred component of the Senior Management Bonus Schemes within three years at the moment that the bonus amount is determined, based on the fair value of the liability at each reporting period. The fair value of the liability is measured by use of the Monte Carlo valuation model taking into consideration (a) the average reference price of the Galapagos share and Next Biotech Index, (b) the average price of the reporting period of the Galapagos share and the Next Biotech Index, (c) the simulation of the evolution of the Galapagos share price and the Next Biotech Index based on their volatility and correlation until maturity of the bonus, (d) the applicable discount rates at the end of the reporting period and (e) the probability of the number of beneficiaries assumed to stay with us until maturity of the bonus. The changes in fair value are recognized in profit or loss for the period.

(II)Bonuses which were granted for performance year 2019 and beyond

The management board members, together with other senior managers are eligible to receive a bonus based on achievement of personal and corporate objectives. This bonus is paid in cash.

SHARE-BASED PAYMENTS

a/ Equity-settled share based payments

We grant equity-settled incentives to certain employees, members of the supervisory board and consultants in the form of subscription rights. Equity-settled subscription rights are measured at fair value at the date of acceptance. The fair value determined at the acceptance date of the subscription rights is expensed over time until the end of the vesting period, based on our estimate of subscription right warrants that are expected to be exercised. Fair value is measured by use of the Black & Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

b/ Long-term incentive plans in RSU’s (Restricted Stock Units)

Management board members and other employees are granted RSU’s. An RSU is a grant that takes the form of a promise that employees will receive Galapagos stock in the future and it will be payable, at the company’s discretion in cash or in shares, upon completion of a certain vesting period. Each RSU reflects the value of one Galapagos share.

The RSU’s are measured based on the average share price over the 30-calendar day period preceding the measurement date. We recognize the corresponding expense and liability over the vesting period. The fair value of the liability is re-measured at each reporting date because currently it is management’s intention to settle the RSU’s in cash.

PROVISIONS

Provisions are recognized in the statement of financial position when we have a present obligation as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and a reliable estimate can be made of the amount of the obligations. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of the money and, when appropriate, the risk specific to the liability.

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

SEGMENT REPORTING

We currently have one operating and reportable segment. Prior to the disposal of our fee-for-service business Fidelta our reportable segments were R&D and fee-for-service business. Fidelta is reported as discontinued operations at December 31, 2020 and at December 31, 2021.

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

On January 4, 2021, we sold of our fee-for-service business Fidelta. We classified the assets and the associated liabilities of Fidelta as held for sale in our financial statements for the year ended December 31, 2020.

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

The following are the critical judgments that we have made in the process of applying the accounting policies and the key sources of estimation that have the most significant effect on the amounts recognized in the consolidated financial statements presented elsewhere in this annual report.

Critical judgments in applying accounting policies

IFRS 15 – Revenue recognition Gilead

Our critical judgments were as follows:

Identification of the contract

●	Despite our obligation to pay future sales-based royalties to Gilead and a change in the governance structure for the development activities, management judged that all activities are still beneficial for the further development of filgotinib, for which Gilead still owns the ex-Europe rights. All contract modifications have thus been analyzed following the requirements of IFRS 15 as we concluded that Gilead is still to be considered as a customer. This is also supported by the fact that we concluded that there continues to be only one performance obligation with respect to filgotinib.

Identification of the performance obligation

●	The modifications of 2020 and 2021 did not give rise to new performance obligations. There was only a change in scope and price of the existing filgotinib performance obligation, which was only partly satisfied at the time of the modification. It’s management’s judgement that the Group A and Group B development activities (see note 2 for more details) still to be performed are interrelated and thus cannot be seen as separate performance obligations. Based on this, the contract modification has been treated on a cumulative catch-up basis under IFRS 15.

Allocation of the total transaction price

●	The increased fixed consideration as result of the modification has been allocated in its entirety to the filgotinib performance obligation. We assessed that the contract modification only changes the scope of the filgotinib performance obligation and the change in both fixed and variable consideration is reflective of the updated stand-alone selling price for the remaining activities of this performance obligation. If we would have concluded that the increased consideration was not, or only partially, related to the filgotinib performance obligation, the consideration would have been potentially allocated to other performance obligations in the contract, which would alter the timing of revenue recognition.
●	The denominator used in the calculation of the percentage of completion reflects our best estimate of the total costs to complete the filgotinib performance obligation. These costs were assessed considering management’s best estimate of the design and duration of ongoing and planned clinical trials.

Key sources of estimation uncertainty

The following are the key sources of estimation uncertainty that have the most significant effect on the amounts recognized in our consolidated financial statements for the year ended December 31, 2021.

Costs to complete the filgotinib performance obligation

●The denominator used in the calculation of the percentage of completion reflects our best estimate of the total costs to complete the filgotinib performance obligation (which is composed of the actual costs already incurred at reporting date and our best estimate of the remaining costs to complete the performance obligation). As our estimate of the costs is depending on the evolution of the development activities, it may be subject to change in the future. If the outcome of certain activities would be different from the assumptions that we made, it could lead to a material adjustment to the total estimated costs, resulting in a reallocation of revenue between current and future periods. Revenue recognized for upfront payments and milestone payments in 2021 amounted to €235.7 million. Our total deferred income balance related to this filgotinib performance obligation amounts to €604.9 million on December 31, 2021. At reporting date, had our best estimate of the remaining cost to complete the filgotinib performance obligation been increased by 5%, this would have resulted in a decrease in revenue recognition in 2021 of €16.7 million and a corresponding increase in current and non-current deferred income. Had our best estimate of the remaining cost to complete the filgotinib performance obligation been decreased by 5%, this would have resulted in an increase in revenue recognition in 2021 of €17.5 million and a corresponding decrease in current and non-current deferred income.

5. Segment information

We operate in one segment, which is developing and commercializing medicines with novel modes of action. Operating segments are identified as components of an entity about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. The chief operating decision maker made such decisions and assessed performance at the company level, as one segment.

GEOGRAPHICAL INFORMATION

In 2019, 2020 and 2021, our continuing operations were mainly located in Belgium, France, the Netherlands, Germany, Italy, Spain, Switzerland and United Kingdom.

Following table summarizes the collaboration revenues by destination of customer:

	Year ended December 31,
	2021	2020	2019

	(Euro, in thousands)
United States of America	€467,978	€472,445	€793,873
Europe	2,114	5,605	41,028
Total collaboration revenues	€470,093	€478,051	€834,901

Following table summarizes the collaboration revenues by major customers:

	Year ended December 31,
	2021		2020			2019
	(Euro, in thousands)%		(Euro, in thousands)%			(Euro, in thousands)%
Gilead:
United States of America (1)	€467,978	100%	€472,445	99%		€793,873	95%
Europe (1)	2,071	0%	1,460	0%		(4,570)	(1)%
AbbVie:
Europe	—	0%	(52)	0%		26,356	3%
Novartis:
Europe	—	0%	4,125	1%		19,177	2%
Total revenues from major customers	€470,049	100%	€477,978	100%	€	€834,836	100%
(1)	Following the contract amendment, the revenue recognized for filgotinib for the year ended December 31, 2019, included a negative catch-up effect on closing date of €245.9 million resulting from the decrease in the percentage of completion applied to previously received upfront and milestones for that program.

As of December 31, 2021, we held €197.6 million of non-current assets (€170.9 million in 2020; €91.0 million in 2019) distributed as follows:

	December 31,
	2021	2020	2019(*)

	(Euro, in thousands)
Belgium	€98,295	€113,524	€57,007
France	21,051	18,398	18,102
The Netherlands	66,621	28,210	7,951
Croatia	—	—	6,182
Switzerland	7,181	7,668	1,057
Spain	3,029	2,755	—
Other	1,438	388	681
Total non-current assets	€197,615	€170,943	€90,979

(*) In accordance with IFRS 8 we only present the total of the property, plant and equipment and intangible assets in this disclosure note. This is a change in presentation compared to the amounts that were published in the disclosure note for the year ended December 31, 2019. We elected to adjust the historical consolidated financial information presented in this disclosure note to reflect this change in presentation.

As the net assets associated with Fidelta d.o.o. (Croatia) will be recovered principally through a sale transaction rather than through continuing use, we have classified these assets and the associated liabilities as held for sale in our financial statements for the year ended December 31, 2020.

6. Total revenues

PRODUCT NET SALES

We reported net sales of Jyseleca for the year ended December 31, 2021 amounting to €14.8 million, which reflects the net sales booked by Galapagos after the transition from Gilead. Our counterparties for the sales of Jyseleca during 2021 were hospitals and wholesalers located in Belgium, the Netherlands, France, Italy, Spain and Germany. Net sales exclusively consisted of sales of Jyseleca.

COLLABORATION REVENUES

The following table summarizes details of collaboration revenues for the years ended December 31, 2021, 2020 and 2019 by collaboration and by category of revenue: upfront payments and license fees, milestone payments, reimbursement income, and royalties.

	Over time	Point in time	2021	2020	2019
			(Euro, in	(Euro, in	(Euro, in
			thousands)	thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€433,884	€411,417	€812,058
Gilead collaboration agreement for ziritaxestat		Ö	-	-	666,968
Gilead collaboration agreement for filgotinib (1)	Ö		203,301	181,816	62,602
Gilead collaboration agreement for drug discovery platform	Ö		230,582	229,601	80,918
AbbVie collaboration agreement for CF	Ö		-	-	1,569

Milestone payments			32,408	46,261	2,878
Gilead collaboration agreement for filgotinib (1)	Ö		32,408	46,261	(21,187)
AbbVie collaboration agreement for CF	Ö		-	-	24,065

Reimbursement income			-	4,073	19,900
Novartis collaboration agreement for MOR106	Ö		-	4,125	19,177
AbbVie collaboration agreement for CF	Ö		-	(52)	723

Royalties			3,801	16,300	66
Gilead royalties on Jyseleca		Ö	3,757	16,227	-
Other royalties		Ö	43	72	66
Total collaboration revenues			€470,093	€478,051	€834,901

(1) Following the contract amendment, the revenue recognized for filgotinib for the year ended December 31, 2019 included a negative catch-up effect on closing date of €245.9 million resulting from the decrease in the percentage of completion applied to previously received upfront and milestones for that program.

The below table summarizes the transaction price of our collaboration with Gilead.

	December 31, 2019	Other movements in 2020	Filgotinib amendment (December 15, 2020)	December 31, 2020	Other movements in 2021	Filgotinib amendment (September 6, 2021)	December 31, 2021

Allocation of transaction price
Upfront consideration	€3,845,373		€160,000	€4,005,373		€12,643	€4,018,016
Milestones achieved	104,171	€90,192		194,363			194,363
Royalties	—	16,227		16,227	€3,757		19,984
Impact initial valuation of share subscription	124,604			124,604			124,604
	4,074,148	106,419	160,000	4,340,567	3,757	12,643	4,356,967
Less :
Warrants issuance liabilities
Warrant A	(43,311)			(43,311)			(43,311)
Initial warrant B	(2,545)			(2,545)			(2,545)
Subsequent warrant B	(16,184)	8,325		(7,859)	5,417		(2,442)
	4,012,108	114,744	160,000	4,286,852	9,174	12,643	4,308,669
Allocation to performance obligations
Ziritaxestat	666,967			666,967			666,967
Filgotinib (1)	1,060,395	106,419	€160,000	1,326,814	3,757	€12,643	1,343,214
Drug discovery platform (10 years)	€2,284,747	€8,325		€2,293,072	€5,417		€2,298,489

(1)With regard to the additional consideration received as a result of the Option, License and Collaboration agreement (July 14, 2019) allocated to the filgotinib performance obligation, we assumed the existence of a significant financing component estimated to €44.5 million as of December 31, 2019 reflecting the time value of money on the estimated recognition period. This financing component was reassessed to €55.3 million as of December 31,2020, and to €57.3 million at December 31, 2021.

A summary of our main contracts with customers is given below:

Collaboration with Gilead

We refer to note 2 of this financial report for a general description of our collaboration with Gilead.

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

We concluded as follows:

Determination of the total transaction price

●	In connection with this agreement with Gilead, we recognized a deferred income and an offsetting current financial asset (derivative) of €85.6 million upon signing of the share subscription agreement with Gilead as required under IFRS 9. The deferred income has been added to the transaction price at inception of the agreement because it is considered to be part of the overall consideration received for the three performance obligations.
●	We considered that the transaction price included a premium paid by Gilead (through the upfront payment) to acquire warrants (warrant A and warrant B) in the future, upon approval by the shareholders. We measured both warrants at fair value and recognized a warrant issuance liability at closing of the transaction for the same amount (as part of the current deferred income line). This liability is re-measured at each reporting period with a corresponding impact on the allocation of the transaction price to the performance obligation relating to the drug discovery platform as long as the warrants are not approved by the shareholders. Due to the fact that warrant A and initial warrant B were already approved in 2019, only the remeasurement of subsequent warrant B still has an impact on the transaction price considered for the revenue recognition of the performance obligation relating to the drug discovery platform.
●	We assessed that the contract modifications of December 15, 2020 and of September 6, 2021 only change the scope of the filgotinib performance obligation and the changes in both fixed and variable consideration are reflective of the updated stand-alone selling price for the remaining activities of this performance obligation. As a result of these modifications, there were increases in the transaction prices of €160.0 million and $15 million, respectively, which have been allocated in their entirety to the filgotinib performance obligation.

Financing component

●	Management has considered it is appropriate to adjust the part of the transaction price that was allocated to the filgotinib performance obligation, for the time value of money. The additional consideration as a result of the contract modification of December 15, 2020 has also been adjusted for the time value of money.

License on GLPG1690

●	This performance obligation is completely satisfied at December 31, 2019. Following the discontinuation of the ziritaxestat trials, we do not expect future milestone payments or royalties.
●	After granting the license for GLPG1690, we will share Phase 3 costs equally with Gilead. Any cost reimbursement from Gilead was not recognized as revenue but accounted as a decrease of the related expenses.

Filgotinib amendment

●	There is one single performance obligation under IFRS 15: the transfer of a license combined with performance of R&D activities. This is because we considered that the license is not distinct in the context of the contract.
●	The transaction price is currently composed of a fixed part, being non-refundable upfront and license fees and a variable part, being milestone payments, sales based milestones and sales based royalties, and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement to the extent that it is highly probable that a significant reversal of revenue will not occur. Milestone payments received from Gilead are recognized in revenue over time till the end of the development plan. Sales based milestones and sales based royalties are also part of the arrangement and are recognized as revenues at a point in time at the moment they occur. During 2020 and 2021 we reported respectively €16.2 million and €3.8 million of revenues from royalties from Gilead.
●	Revenues, excluding sales based milestones and sales based royalties, are recognized over time through satisfaction of the performance obligation. The "cost-to-cost" input model is applied to measure the progress of the satisfaction of this performance obligation. The estimated costs to complete the performance obligation have been reassessed as a result of the contract modifications from 2020 and 2021.

Access rights to the drug discovery platform, option rights and R&D activities

●	The revenue allocated to the drug discovery platform will be recognized over time as Gilead receives exclusive access to our drug discovery platform and option rights on our current and future pipeline as well as R&D activities during the collaboration term. Management concluded that an equal spread over the collaboration period is the most reliable and appropriate recognition method.
●	At inception of the collaboration (July 2019) we assessed the appropriate period over which to recognize the drug discovery platform revenue to be 10 years. This is because we granted exclusive rights over a 10-year period. However, if at the end of the 10-year period, some programs in existence as of this time would have reached the clinic (i.e. IND filed with regulatory authorities), the rights for those specific programs may be extended, for a maximum of three years. This critical estimate is reassessed at each year-end based on the evolution of our pipeline and is still valid per December 31, 2021.

Collaboration with Novartis

●	Together with our collaboration partner MorphoSys, we closed a license agreement with Novartis for MOR106 in July 2018. MorphoSys and we received an equal share of an upfront payment of €95 million and were entitled to potential future milestone payments and royalties. Novartis would bear all future research, development, manufacturing and commercialization costs related to MOR106. Costs reimbursements received from Novartis were recognized in revenues when costs were incurred and agreed by the parties as we were acting as a principal in the scope of the performance of the R&D activities.

On October 28, 2019, we announced the end of the clinical development program of MOR106 in AtD.

On December 17, 2019, Novartis sent us a termination notice, informing us of its decision to terminate the agreement in its entirety. The termination became effective in 2020.

Collaboration with AbbVie

We concluded as follows for the related revenue recognition:

●	There was one single performance obligation under IFRS 15: the transfer of a license combined with performance of R&D activities. This was because we considered that the license was not capable of being distinct and was not distinct in the context of the contract.
●	The transaction price of our agreement with AbbVie was composed of a fixed part, being upfront license fees, and a variable part, being milestone payments and cost reimbursements for R&D activities delivered. Milestone payments were only included in the transaction price to the extent that it was highly probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is subsequently resolved. Given the nature of our industry, we only consider this once the milestone event is achieved. Sales based milestones and sales based royalties are a part of our arrangement but are not yet included in our revenues.
●	The transaction price was allocated to the single performance obligation and revenues were recognized over the estimated service period based on a pattern that reflects the transfer of the license and progress to complete satisfaction of the R&D activities. This is because we considered that there is a transformational relationship between the license and the R&D activities to be delivered.
●	We chose an input model to measure the satisfaction of the single performance obligation that considers a percentage of costs incurred for this program that are completed each period (percentage of completion method).
●	Costs reimbursements received from AbbVie were recognized in revenues when costs were incurred and agreed by the parties as we were acting as a principal in the scope of our stake of the R&D activities of this license and collaboration agreements.
●	The second amended and restated collaboration agreement signed on October 24, 2018 was assessed to be a contract modification including a change in scope and in pricing as the remaining goods or services were not distinct and form part of the single performance obligation that was partially satisfied at the date of the contract modification. We concluded that we must account for this second amended and restated collaboration agreement as if it was part of the existing contract and recognized an adjustment to revenue to reflect the contract modification on the transaction price and on the measure of progress towards satisfaction of the performance obligation.

The performance obligation related to this agreement is considered being fully satisfied at December 31, 2019.

7.      Operating costs and other operating income

RESEARCH AND DEVELOPMENT EXPENDITURE

The following table summarizes research and development expenditure for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
	2021	2020	2019

	(Euro, in thousands)
Personnel costs	€(165,239)	€(161,509)	€(118,875)
Subcontracting	(251,085)	(301,841)	(255,725)
Disposables and lab fees and premises costs	(24,025)	(22,349)	(19,573)
Depreciation	(17,518)	(11,707)	(9,330)
Professional fees	(15,862)	(12,692)	(1,834)
Other operating expenses	(17,978)	(13,570)	(14,754)
Total R&D expenses	€(491,707)	€(523,667)	€(420,090)

The table below summarizes our research and development expenditure for the years ended December 31, 2021, 2020 and 2019, broken down by program.

	Year ended December 31,
	2021	2020	2019

	(Euro, in thousands)
Filgotinib program	€(171,204)	€(126,879)	€(100,032)
Ziritaxestat program	(26,725)	(55,902)	(75,951)
OA program on GLPG1972	(2,285)	(22,966)	(19,958)
Toledo program	(91,957)	(87,107)	(47,204)
TYK2 program on GLPG3667	(27,141)	(20,199)	(10,728)
AtD program on MOR106	(112)	(7,618)	(24,051)
Other programs	(172,284)	(202,996)	(142,166)
Total R&D expenses	€(491,707)	€(523,667)	€(420,090)

SALES AND MARKETING EXPENSES

The following table summarizes the sales and marketing expenses for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
	2021	2020	2019

	(Euro, in thousands)
Personnel costs	€(59,102)	€(31,727)	€(7,558)
Depreciation	(504)	(140)	(61)
External outsourcing costs	(62,321)	(31,885)	(7,558)
Sales and marketing expenses recharged to/from (-) Gilead	59,699	4,711	(8,164)
Professional fees	(532)	(3,420)	(459)
Other operating expenses	(7,196)	(4,007)	(777)
Total sales and marketing expenses	€(69,956)	€(66,468)	€(24,577)

GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the general and administrative expenses for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
	2021	2020	2019

	(Euro, in thousands)
Personnel costs	€(71,190)	€(70,110)	€(51,204)
Depreciation and impairment	(16,621)	(5,147)	(1,421)
Legal and professional fees	(26,072)	(25,592)	(11,568)
Other operating expenses	(27,016)	(17,908)	(8,190)
Total general and administrative expenses	€(140,899)	€(118,757)	€(72,382)

OTHER OPERATING INCOME

The following table summarizes other operating income for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
	2021	2020	2019

	(Euro, in thousands)
Grant income	€7,334	€5,452	€6,549
R&D incentives	44,888	45,951	43,923
Other income	1,526	804	425
Total other operating income	€53,749	€52,207	€50,896

8. Staff costs

The following table illustrates the personnel costs for the years 2021, 2020 and 2019.

	Year ended December 31,
	2021	2020	2019

	(Euro, in thousands)
Wages and salaries	€(175,167)	€(139,681)	€(113,660)
Social security costs	(29,934)	(26,471)	(14,566)
Pension costs	(8,467)	(7,337)	(4,715)
Costs related to subscription right plans	(70,726)	(79,959)	(38,297)
Other personnel costs	(11,237)	(9,897)	(6,399)
Total personnel costs	€(295,531)	€(263,345)	€(177,637)

9. Fair value re-measurement of share subscription agreement and warrants granted to Gilead

Total fair value re-measurement for the years ended December 31, 2021, 2020 and 2019, can be split up as follows:

	Year ended December 31,
	2021	2020	2019

	(Euro, in thousands)
Fair value re-measurement of the share subscription agreement	€—	€—	€(142,350)
Fair value re-measurement of warrant A	—	—	(35,642)
Fair value re-measurement of initial warrant B	2,960	3,034	(3,653)
Total fair value re-measurement of share subscription agreement and warrants	€2,960	€3,034	€(181,644)

Fair value re-measurement of the Gilead share subscription agreement
(Euro, in thousands)
Fair value of financial asset at signing date	€85,601
Change in fair value recorded in profit or loss	(142,350)
Fair value of financial liability at closing date	(56,749)
Derecognition at closing date	56,749
Fair value on December 31, 2019	€—

Fair value re-measurement of the financial instrument related to the issuance of warrant A
(Euro, in thousands)
Fair value of financial liability at warrant approval date	€(43,311)
Change in fair value recorded in profit or loss	(35,642)
Derecognition at warrant A exercise date	78,953
Fair value on December 31, 2019	€—

Fair value re-measurement of the financial instrument related to the issuance of initial warrant B	2021	2020	2019

	(Euro, in thousands)
Fair value of financial liability at January 1,	€(3,164)	€(6,198)
Fair value of financial liability at warrant approval date			€(2,545)
Change in fair value recorded in profit or loss	2,960	3,034	(3,653)
Fair value on December 31,	€(204)	€(3,164)	€(6,198)

10. Other financial income / expenses

The following table summarizes other financial income and expense for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
	2021	2020	2019

	(Euro, in thousands)
Other financial income:
Interest on bank deposit	€2,865	€10,030	€14,305
Effect of discounting long term R&D incentives receivables	93	93	93
Currency exchange gain	60,727	4,697	775
Fair value gain on financial assets held at fair value through profit or loss	—	2,397	5,355
Fair value gain on current financial investments	6,763	—	611
Gain upon sale of financial assets held at fair value through profit or loss	—	—	2
Other finance income	100	1,450	248
Total other financial income	70,548	18,667	21,389

Other financial expenses:
Interest expenses	(11,656)	(9,389)	(1,268)
Effect of discounting long term deferred income	(9,289)	(16,278)	(6,900)
Currency exchange loss	(4,235)	(110,416)	(47,720)
Fair value loss on financial assets held at fair value through profit or loss	(4,919)	—	—
Loss upon sale of financial assets held at fair value through profit or loss	—	(88)	—
Fair value loss on current financial investments	—	(15,901)	(3,700)
Other finance charges	(812)	(773)	(380)
Total other financial expense	(30,911)	(152,844)	(59,968)

Total net other financial expense (-)/ income	€39,637	€(134,177)	€(38,579)

11. Income taxes

INCOME TAXES

The following table summarizes the income tax recognized in profit or loss for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
	2021	2020	2019

	(Euro, in thousands)
Continuing operations
Current tax	€(2,020)	€(1,069)	€(1,372)
Deferred tax	(404)	(157)	1,537
Income taxes	€(2,423)	€(1,226)	€165

TAX LIABILITIES

The below table illustrates the tax liabilities related captions in the consolidated statement of financial positionas at December 31, 2021, 2020 and 2019.

	December 31,
	2021	2020	2019

	(Euro, in thousands)
Current tax payable	€1,782	€1,248	€2,037
Total tax liabilities	€1,782	€1,248	€2,037

On December 31, 2021, the tax liabilities were primarily related to our subsidiaries operating on a cost plus basis.

TAXES RECOGNIZED IN STATEMENT OF OPERATIONS

For the purpose of the disclosure below corporation tax was calculated at 25% (2020: 25%, 2019: 29.58%)—which is the tax rate applied in Belgium—on the estimated assessable profit for the year. The applied tax rate for other territorial jurisdictions was the tax rate that is applicable in these respective territorial jurisdictions on the estimated taxable result of the accounting year.

	Year ended December 31,
	2021	2020	2019

	(Euro, in thousands)

Income/loss (-) before tax	€(122,999)	€(309,775)	€148,525
Income tax debit/credit (-), calculated using the Belgian statutory tax rate on the accounting income/loss (-) before tax (theoretical)	(30,750)	(77,444)	43,934
Tax expenses/income (-) in statement of operations (effective)	2,423	1,226	(165)
Difference in tax expense/income to explain	€33,173	€78,670	€(44,097)

Effect of tax rates in other jurisdictions	€(582)	€184	€960
Effect of non-taxable revenues	(9,413)	(10,196)	(13,079)
Effect of share based payment expenses without tax impact	17,682	19,990	10,318
Effect of expenses/income (-) not subject to tax	(907)	(639)	53,394
Effect of non tax-deductible expenses	3,812	1,053	724
Effect of recognition of previously non-recognized deferred tax assets	(1,411)	(475)	(2,286)
Effect of tax losses (utilized) reversed	(404)	(150)	(136)
Effect of under or over provision in prior periods	(840)	(25)	30
Effect of non-recognition of deferred tax assets	25,613	69,141	47,413
Effect of derecognition of previously recognized deferred tax assets	135	157	—
Effect of use of investment deduction	(512)	(370)	—
Effect of use of IID	—	—	(141,435)
Total explanations	€33,173	€78,670	€(44,097)

Non-taxable revenues for the years ended December 31, 2021, 2020 and 2019 related to non-taxable subsidies and tax credits. Expenses/income (-) not subject to tax for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, mainly consisted of the fair value re-measurement of the derivative financial liabilities related to the share subscription agreement and the warrants granted to Gilead (see note 9). The use of the IID for the year ended December 31, 2019 referred to the “innovation income deduction” regime in Belgium. This regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective tax rate than other revenues. The effective tax rate can thus be reduced up to 3.75%.

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

Income/loss (-) per share

	Year ended December 31,
	2021	2020	2019
Income/loss (-) per share:
Net income/loss (-) attributable to owners of the parent (Euro, in thousands)	€(103,231)	€(305,436)	€149,845
Number of shares (thousands)
Weighted average number of shares for the purpose of basic income/loss (-) per share	65,500	65,075	57,614
Basic income/loss (-) per share (Euros)	€(1.58)	€(4.69)	€2.60

Net income/loss (-) attributable to owners of the parent (Euro, in thousands)	€(103,231)	€(305,436)	€149,845
Number of shares (thousands)
Weighted average number of shares for the purpose of diluted income/loss (-) per share	65,500	65,075	57,614
Number of dilutive potential ordinary shares	—	—	2,498
Diluted income/loss (-) per share (Euros)	€(1.58)	€(4.69)	€2.49

As our operations reported a net loss in 2021 and 2020, the outstanding warrants (specified in note 30) have an anti-dilutive effect rather than a dilutive effect. Consequently, basic and diluted loss per share were the same for 2021 and 2020.

13. Intangible assets

	Software & databases	Brands, licenses, patents & know-how	Contract costs	Total

	(Euro, in thousands)
Acquisition value
On January 1, 2019	€9,111	€2,719	€—	€11,832
Additions	5,463	2,453	15,384	23,300
Sales and disposals	(64)			(64)
Translation differences	31			31
On December 31, 2019	14,541	5,172	15,384	35,099
Additions	9,494	39,299		48,793
Sales and disposals	(17)			(17)
Reclassifications to assets held for sale	(159)	(38)		(197)
Translation differences	(143)	(1)		(144)
On December 31, 2020	23,717	44,432	15,384	83,534
Additions	2,423	1,250		3,673
Sales and disposals	(1,643)	(5,753)		(7,396)
Translation differences	57			57
On December 31, 2021	€24,554	€39,929	€15,384	€79,868

Amortization and impairment
On January 1, 2019	€7,250	€949	€—	€8,200
Amortization	816	678	512	2,006
Sales and disposals	(63)			(63)
Translation differences	31			31
On December 31, 2019	8,034	1,626	512	10,173
Amortization	2,303	2,289	1,538	6,130
Sales and disposals	(17)			(17)
Reclassifications to assets held for sale	(143)	(33)		(176)
Translation differences	(142)			(142)
On December 31, 2020	10,034	3,883	2,050	15,968
Amortization	3,529	2,053	1,538	7,120
Impairment		4,016		4,016
Sales and disposals	(1,643)	(5,753)		(7,396)
Translation differences	57			57
On December 31, 2021	€11,977	€4,199	€3,588	€19,765

Carrying amount
On December 31, 2019	€6,507	€3,546	€14,872	€24,927
On December 31, 2020	€13,683	€40,549	€13,334	€67,565
On December 31, 2021	€12,577	€35,730	€11,796	€60,103

On December 31, 2021, our balance sheet did not hold any internally generated assets capitalized as intangible asset.

14. Property, plant and equipment

FULLY OWNED	Land & leasehold improvements	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total

	(Euro, in thousands)
Acquisition value
On January 1 , 2019	€5,011	€38,031	€3,452	€4,827	€51,321
Additions	273	6,382	649	15,076	22,380
Sales and disposals		(1,521)	(97)		(1,618)
Reclassifications		1,792	3	(1,795)	—
Reclassifications to right of use				(251)	(251)
Translation differences		(30)	22		(8)
On December 31, 2019	5,284	44,655	4,028	17,856	71,823
Additions	885	3,737	1,824	32,218	38,664
Sales and disposals	(51)	(1,096)	(81)		(1,228)
Reclassifications	10,625	(623)	2,084	(12,086)	—
Reclassifications to assets held for sale	(2)	(8,938)	(484)	(686)	(10,110)
Translation differences	(2)	(127)	(19)	(30)	(178)
On December 31, 2020	16,739	37,607	7,352	37,273	98,972
Additions	1,924	4,453	434	46,028	52,839
Sales and disposals		(1,001)	(1,177)	(9,316)	(11,494)
Reclassifications	7,273	5,210	1,175	(13,658)	—
Translation differences	195	1	45	(3)	238
On December 31, 2021	€26,131	€46,270	€7,829	€60,324	€140,555

Depreciations and impairment
On January 1 , 2019	€2,686	€23,403	€1,819	€275	€28,184
Depreciation	394	4,018	399	7	4,818
Sales and disposals		(1,521)	(99)		(1,620)
Reclassifications to right of use				(251)	(251)
Translation differences		(15)			(15)
On December 31, 2019	3,080	25,885	2,119	31	31,117
Depreciation	654	3,587	1,418	7	5,666
Sales and disposals	(51)	(1,058)	(77)		(1,186)
Reclassifications	46	(1,675)	1,629		—
Reclassifications to assets held for sale		(4,327)	(448)	(39)	(4,814)
Translation differences	(1)	(61)	(13)		(75)
On December 31, 2020	3,728	22,350	4,628	—	30,708
Depreciation	1,749	3,398	1,113		6,260
Impairment				9,316	9,316
Sales and disposals		(1,000)	(1,178)	(9,316)	(11,494)
Translation differences	28	1	18		47
On December 31, 2021	€5,505	€24,749	€4,582	€—	€34,837

Carrying amount
On December 31, 2019	€2,204	€18,770	€1,909	€17,825	€40,707
On December 31, 2020	€13,011	€15,257	€2,724	€37,273	€68,264
On December 31, 2021	€20,626	€21,521	€3,247	€60,324	€105,718

The other tangible assets primarily consist of assets under construction, mainly related to our new building in Leiden (the Netherlands), which are not yet available for use and therefore not yet depreciated as per December 31, 2021

In 2021 we recorded an exceptional impairment of €9.3 million on the other tangible fixed assets following our decision to reassess the construction project of our new future headquarter location in Mechelen (Belgium).

RIGHT-OF-USE	Land & building	Installation & machinery	Furniture, fixtures & vehicles	Total

	(Euro, in thousands)
Acquisition value

On January 1, 2019	€24,056	€219	€2,130	€26,406
Additions	3,270	84	1,176	4,530
Reclassifications to right of use		251		251
Translation differences	38			38
On December 31, 2019	27,364	554	3,307	31,225
Additions	18,341	186	2,932	21,459
Sales and disposals		(6)	(161)	(167)
Reclassifications to assets held for sale	(5,940)		(263)	(6,202)
Translation differences	(88)		(3)	(90)
On December 31, 2020	39,678	734	5,812	46,225
Additions	1,722	110	5,092	6,924
Sales and disposals	(4,160)	(251)	(722)	(5,133)
Translation differences	221		2	223
On December 31, 2021	€37,461	€593	€10,184	€48,239

Depreciations and impairment

On January 1, 2019	€—	€—	€—	€—
Depreciation	4,666	91	867	5,624
Reclassifications to right of use		251		251
Translation differences	4			4
On December 31, 2019	4,670	342	867	5,879
Depreciation	5,350	128	1,405	6,883
Sales and disposals		(6)	(161)	(167)
Reclassifications to assets held for sale	(1,334)		(115)	(1,448)
Translation differences	(36)		(1)	(36)
On December 31, 2020	8,651	464	1,995	11,111
Depreciation	5,466	161	2,296	7,923
Sales and disposals	(1,696)	(251)	(722)	(2,669)
Translation differences	79			79
On December 31, 2021	€12,500	€374	€3,569	€16,444

Carrying amount

On December 31, 2019	€22,694	€212	€2,440	€25,345
On December 31, 2020	€31,027	€270	€3,817	€35,113
On December 31, 2021	€24,961	€219	€6,615	€31,794

	December 31,
	2021	2020	2019
	(Euro, in thousands)
Carrying amount
Property, plant and equipment fully owned	€105,718	€68,264	€40,707
Right-of-use	31,794	35,113	25,345
Total property, plant and equipment	€137,512	€103,378	€66,052

There are no pledged items of property, plant and equipment. There are also no restrictions in use on any items of property, plant and equipment.

15. Other non-current assets

Other non-current assets consisted of non-current restricted cash, financial assets held at fair value through profit or loss and other non-current assets.

	December 31,
	2021	2020	2019

	(Euro, in thousands)
Non-current restricted cash	€1,425	€1,482	€1,418
Financial assets held at fair value through profit or loss	—	8,951	11,275
Other non-current assets	1,048	910	1,399
Total other non-current assets	€2,473	€11,343	€14,091

Restricted cash on December 31, 2021 was composed of bank guarantees on real estate lease obligations in Belgium and in the Netherlands for €1.0 million and €0.4 million respectively.

Restricted cash on December 31, 2020 was composed of bank guarantees on real estate lease obligations in Belgium and in the Netherlands for €1.0 million and €0.5 million respectively.

Financial assets held at fair value through profit or loss on December 31, 2020 consisted of equity instruments of both listed and non-listed companies. During 2021 all equity instruments of the listed companies were sold. We have no restrictions on the sale of these equity instruments and the assets are not pledged under any of our liabilities. These instruments are designated as financial assets held at fair value through profit or loss. The fair value of the equity instrument of the listed company was determined by reference to the closing price of such securities on Euronext at each reporting date (classified as level 1 in the fair value hierarchy). The fair value of the equity instrument in the non-listed company which was originally determined mainly by reference to the initial transaction price (classified as level 3 in the fair value hierarchy) has been reduced to nil at December 31, 2021.

Fair value changes on financial assets with fair value through profit or loss are recognized directly in profit or loss, in other financial income/other financial expenses.

The table below illustrates these financial assets held at fair value through profit or loss as at December 31, 2021, 2020 and 2019.

	December 31,
	2021	2020	2019

	(Euro, in thousands)
Costs at January 1,	€3,910	€4,736	€4,818
Acquisitions of the year	12	1,994	—
Disposals of the year	(1,928)	(2,820)	(82)
Costs at December 31,	1,994	3,910	4,736
Fair value adjustment at January 1,	5,042	6,539	1,182
Cancellation of fair value adjustment following disposal	(2,116)	(3,894)	2
Fair value adjustment of the year	(4,920)	2,397	5,355
Fair value adjustment at December 31,	(1,994)	5,042	6,539
Net book value at December 31,	€—	€8,951	€11,275

16. Research and Development incentives receivables

The table below illustrates the R&D incentives receivables related captions in the balance sheet at December 31, 2021, 2020 and 2019:

	December 31,
	2021	2020	2019

	(Euro, in thousands)
Non-current R&D incentives receivables	€127,186	€111,624	€93,407
Current R&D incentives receivables	16,827	24,104	21,949
Total R&D incentives receivables	€144,013	€135,728	€115,356

The R&D incentives receivables are future expected refunds or tax deductions resulting from R&D incentives on research and development expenses in France and Belgium. Non-current R&D incentives receivables are reported at their net present value and are therefore discounted over the period until maturity date.

The table below provides detailed information on the maturity of the non-current R&D incentives receivables reported in our balance sheet at December 31, 2021.

Non-current R&D incentives receivables

	December 31, 2021 Maturity date
	2023	2024	2025	2026	2027-2031	Total

	(Euro, in thousands)

French non-current R&D incentives receivables - discounted value	€11,911	11,713	11,489	—	—	€35,113

Belgian non-current R&D incentives receivables - discounted value	9,621	12,258	14,895	16,705	38,594	92,073

Total non-current R&D incentives receivables - discounted value	€21,532	€23,971	26,384	16,705	38,594	€127,186

17. Inventories

	December 31,
	2021	2020	2019

	(Euro, in thousands)
Raw materials	€14,351
Semi-finished products	1,376
Finished products purchased for resale	4,842	€36
Total inventories	€20,569	€36	€—

18. Trade and other receivables and other current assets

	December 31,
	2021	2020	2019

	(Euro, in thousands)
Non-current trade receivables	—	€50,000	—
Trade receivables	€91,786	134,632	€39,603
Prepayments	202	219	292
Other receivables	19,349	13,568	14,114
Trade and other receivables	111,337	148,418	54,009
Consumables inventory	—	319	255
Accrued income	639	1,096	4,443
Deferred charges	9,306	10,502	4,439
Other current assets	9,945	11,917	9,138
Total trade and other receivables & other current assets	€121,282	€210,335	€63,147

The carrying amount of trade and other receivables approximates their fair value. Other current assets mainly included accrued income from subsidy projects and deferred charges.

On December 31, 2021, we did not have any provision for expected credit losses.

19. Current financial investments

On December 31, 2021, our current financial investments amounted to €2,469.8 million compared to €3,026.3 million on December 31, 2020 and €3,919.2 million at December 31, 2019. On December 31, 2019 these current financial investments included a short-term bond fund and money market funds. On December 31, 2021 these current financial investments included treasury bills amounting to €877.3 million (€1,454.4 million on December 31, 2020), money market funds amounting to €1,317.5 million (€1,571.9 million on December 31, 2020) and non-cancellable term deposits with a maturity exceeding three months from the acquisition date of €275.0 million (nil on December 31, 2020). Our portfolio of treasury bills contains only AAA rated paper, issued by Germany. Our money market funds portfolio consists of AAA short-term money market funds with a diversified and highly rated underlying portfolio managed by established fund management companies with a proven track record leading to an insignificant risk of changes in value. The funds have an important daily liquidity and can be easily converted to cash.

On December 31, 2021, our current financial investments included $134.6 million held in USD, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/USD exchange rate as our functional currency is EUR. This effect is embedded in the fair value result of current financial investments recognized in our consolidated income statement. We refer to note 10 for more details about the exchange gains/losses recognized in our consolidated statement of operations.

We refer to note 33 for more information on these current financial investments.

20. Cash and cash equivalents

	December 31,
	2021	2020	2019

	(Euro, in thousands)
Cash at banks	€1,225,860	€1,239,993	€907,939
Term deposits	1,007,508	895,194	953,677
Cash and cash equivalents from continuing operations	2,233,368	2,135,187	1,861,616
Cash and cash equivalents included in assets classified as held for sale	—	7,884	—
Total cash and cash equivalents	€2,233,368	€2,143,071	€1,861,616

Cash and cash equivalents may comprise cash at banks, bank deposits and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents at December 31, 2021 comprised €1,007.5 million of term deposits which all had an original maturity longer than three months, but are readily convertible to cash without a significant penalty. All cash and cash equivalents are available upon maximum three month notice period and without significant penalty. Cash at banks were mainly composed of notice accounts and current accounts. Our credit risk is mitigated by selecting a panel of highly rated financial institutions for our deposits.

On December 31, 2021 our cash and cash equivalents included $807.9 million held in U.S.dollars, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S.dollar exchange rate as our functional currency is EUR. We refer to note 10 for more details about the exchange gains/losses recognized in our consolidated statement of operations.

21. Share capital

	2021	2020	2019

	(Euro, in thousands)
On January 1	€291,312	€287,282	€236,540
Share capital increase	763	4,031	55,189
Costs of capital increase	—	—	(4,447)
Share capital on December 31,	€292,075	€291,312	€287,282

Aggregate share capital	€354,582	€353,819	€349,789
Costs of capital increase (accumulated)	(62,507)	(62,507)	(62,507)
Share capital on December 31,	€292,075	€291,312	€287,282

Costs of capital increases are netted against the proceeds of capital increases, in accordance with IAS 32—Financial instruments: disclosure and presentation.

HISTORY OF SHARE CAPITAL

The history of the share capital of Galapagos NV between January 1, 2019 and December 31, 2021 is as follows:

Date	Share capital increase new shares (in thousands €)	Share capital increase due to exercise subscription rights (in thousands €)	Number of shares issued (in thousands of shares)	Aggregate number of shares after transaction (in thousands of shares)	Aggregate share capital after transaction (in thousands €)
January 1, 2019				54,466	€294,600
March 20, 2019		808	149
June 20, 2019		1,127	208
August 23, 2019	36,945		6,829
September 19, 2019		1,632	302
November 6, 2019		14,162	2,618
November 25, 2019		515	95
December 31, 2019				64,667	349,789
March 17, 2020		824	152
May 28, 2020		2,356	436
September 19, 2020		467	86
December 4, 2020		384	71
December 31, 2020				65,412	353,819
March 19, 2021		540	100
June 7, 2021		59	11
September 20, 2021		41	8
December 3, 2021		123	23
December 31, 2021				65,553	€354,582

On December 31, 2021, Galapagos NV’s share capital amounted to €354,582 thousand, represented by 65,552,721 shares. All shares were issued, fully paid up and of the same class.

All of the share issuances listed above were for cash consideration.

The below table summarizes the capital increases for the years 2019, 2020 and 2021.

(Euro, in thousands, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price subscription right	Closing share price on date of capital increase
					( in Euro/ subscription right)	( in Euro/ share)
On January 1, 2019	54,465,421	€236,540	€1,277,780	€1,514,320

March 20, 2019 : exercise of subscription rights	149,370	808	2,673	3,481	23.30	90.32

June 20, 2019 : exercise of subscription rights	208,310	1,127	3,198	4,325	20.76	113.55

August 23, 2019 : share subscription by Gilead
Ordinary shares (fully paid)	6,828,985	36,945	923,142	960,087		148.90
Derecognition of financial liability from share subscription agreement			56,749	56,749
Underwriter discounts and offering expenses (paid)		(4,447)		(4,447)
Total share subscription by Gilead	6,828,985	32,498	979,891	1,012,389

September 19, 2019 : exercise of subscription rights	301,745	1,632	5,043	6,675	22.12	145.25

November 6, 2019 : exercise of warrant A by Gilead
Exercise of warrant A	2,617,791	14,162	353,873	368,035
Derecognition of financial liability related to warrant A			78,953	78,953
Total exercise of warrant A by Gilead	2,617,791	14,162	432,826	446,988	140.59	170.75

November 25, 2019 : exercise of subscription rights	95,180	515	2,172	2,687	28.23	172.95

On December 31, 2019	64,666,802	287,282	2,703,583	2,990,865

March 17, 2020 : exercise of subscription rights	152,220	824	4,531	5,355	35.18	141.40

May 28, 2020 : exercise of subscription rights	435,540	2,356	15,558	17,914	41.13	186.60

September 18, 2020 : exercise of subscription rights	86,280	467	1,936	2,403	27.85	117.70

December 4, 2020 : exercise of subscription rights	70,925	384	2,232	2,616	36.88	100.30

On December 31, 2020	65,411,767	291,312	2,727,840	3,019,153

March 19, 2021 : exercise of subscription rights	99,814	540	1,718	2,258	22.62	68.48

June 7, 2021 : exercise of subscription rights	10,940	59	266	325	29.73	61.78

September 20, 2021 : exercise of subscription rights	7,600	41	111	152	19.97	46.93

December 3, 2021 : exercise of subscription rights	22,600	123	456	579	25.61	41.72

On December 31, 2021	65,552,721	€292,075	€2,730,391	€3,022,467

Other information

	Ordinary shares	Total
Par value of shares (€)	5.41	5.41

The supervisory board is authorized for a period of five years starting from the date of publication in the Annexes to the Belgian State Gazette of the shareholders’ resolution that granted the renewed authorization, to increase the share capital of Galapagos NV within the framework of the authorized capital through contributions in kind or in cash, with limitation or cancellation of the shareholders’ preferential subscription rights. Said authorization can be renewed. The authorized capital of Galapagos NV consists of two parts. A general authorization for capital increases up to 20% of the share capital at the time of convening the shareholders’ meeting of October 22, 2019 (i.e. €67,022,402.04) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State

Gazette, i.e. November 13, 2019. A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening the shareholders' meeting of April 25, 2017 (i.e. €82,561,764.93), was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. May 31, 2017. This specific part of the authorized capital can, however, only be used in a number of specific circumstances and upon a resolution of the supervisory board that all independent supervisory board members (within the meaning of article 526ter of the Belgian Companies Code, resp. article 7:87 of the New Belgian Companies Code) approve. The supervisory board is currently not authorized to increase the share capital after notification by the FSMA (Financial Services and Markets Authority) of a public takeover bid on Galapagos NV’s shares.

As of December 31, 2021, an amount of €41,775,187.16 still remained available under the general part of the authorized capital and an amount of €13,717,929.80 remained available under the specific part of the authorized capital.

22. Deferred tax

	December 31,
	2021	2020	2019

	(Euro, in thousands)
Recognized deferred tax assets and liabilities
Assets	€4,032	€4,475	€4,205
Liabilities	€—	€—	€—

Deferred tax assets unrecognized	€408,892	€365,639	€289,833

Deferred taxes in the consolidated statement of operations	€(404)	€(157)	€1,537
Tax benefit arising from previously unrecognized tax assets used to reduce deferred tax expense (+)	1,411	581	1,537
Deferred tax expenses relating to temporary differences	(629)	(44)	—
Deferred tax expenses relating to use of previously recognized deferred tax assets	(1,185)	(695)	—

The total amount of tax attributes and deductible temporary differences at December 31, 2021 amounted to €1,653.7 million (2020: €1,485.8 million, 2019: €1,179.0 million). This is composed of i) consolidated tax losses carried forward and deductible temporary differences at December 31, 2021 amounting to €1,343.2 million (2020: €1,229.3 million; 2019: €953.3 million), and (ii) innovation income deduction and investment deduction carried forward at December 31, 2021 amounting to €310.5 million (2020: €256.5 million; 2019: €225.7 million).

The available tax losses carried forward that can be offset against future taxable profits amounted to €635.6 million on December 31, 2021. These tax losses can be compensated with future profits for an indefinite period except for an amount of €2.8 million in the United States with expiry date between 2028 and 2034. On December 31, 2021, the available tax losses carried forward in Galapagos NV (Belgium) amounted to €556.9 million. In addition to the latter, Galapagos NV (Belgium) also benefits from the Belgian innovation income deduction regime which led to report, on December 31, 2021, a carried forward tax deduction of €301.3 million (2020: €247.2 million; 2019: €224.7 million) that can also be offset against future taxable results. In addition, Galapagos NV (Belgium) also has available investment deduction carried forward of €1 million (2020 and 2019: €1 million) and a dividend received deduction carryforward of €8.2 million (2020: €8.4 million, 2019: nil) that can be offset against future taxable profits. There is no limit in time for the innovation income deduction, the dividend received deduction carryforward and investment deduction carried forward.

With the exception of 2019, we have a history of losses. We forecast to continue incurring taxable losses in the foreseeable future as we continue to invest in clinical and preclinical development programs and discovery platforms. Consequently, no deferred tax asset was recognized as at December 31, 2021, except for subsidiaries operating on a cost plus basis for which deferred tax assets were recognized for €4.0 million (2020: €4.5 million and 2019: €4.2 million).

23. Lease liabilities

	December 31,			December 31,
	2021	2020	2019	2021	2020	2019

	(Euro, in thousands)			(Euro, in thousands)
	Lease payments			Present value of lease payments
Lease liabilities

Within one year	€7,557	€6,772	€6,189	€7,204	€6,401	€5,826
In the second to fifth years inclusive	18,873	20,399	16,320	18,381	19,833	15,783
After five years	1,291	3,214	3,844	1,274	3,201	3,775
	€27,720	€30,385	€26,353	€26,859	€29,436	€25,384

Less future finance charges	861	949	969
Present value of lease liabilities	€26,859	€29,436	€25,384

Less amount due for settlement within 12 months				7,204	6,401	5,826
Amount due for settlement after 12 months				€19,655	€23,035	€19,558

24. Trade and other liabilities

	December 31,
	2021	2020	2019

	(Euro, in thousands)
Trade and other liabilities	€134,304	€171,316	€142,510
Other non-current liabilities	7,135	8,096	6,989
Accrued charges	3,114	1,070	923
Total trade and other liabilities	€144,553	€180,482	€150,422

25. Deferred income

The movement in the non-current and current deferred income is detailed in the table below.

	Total	Gilead collaboration agreement for filgotinib	Gilead collaboration agreement for ziritaxestat	Gilead collaboration agreement for drug discovery platform (2)	AbbVie collaboration agreement for CF	Deferred income related to contracts in our fee-for-service segment	Other deferred income (grants)
	(Euro, in thousands)

On December 31, 2018	€149,801	€145,798	€—	€—	€3,224	€471	€308

Upfront received and impact of initial valuation of share subscription	3,655,416	641,663	666,967	2,346,787
Milestones received	49,727	27,317			22,410
Significant financing component (3)	6,900	6,900

Revenue recognition of upfront	(1,009,663)	(260,207)	(666,967)	(80,918)	(1,570)
Revenue recognition of milestones	(51,156)	(27,092)			(24,064)
Catch-up effect on closing date (1)	245,883	245,883

Other movements	(46,262)			(45,856)		(109)	(297)

On December 31, 2019	3,000,646	780,261	—	2,220,013	—	362	10

Upfront received	160,000	160,000
Milestones received	90,192	90,192
Significant financing component (3)	16,278	16,278

Revenue recognition of upfront	(411,417)	(181,816)		(229,601)
Revenue recognition of milestones	(46,261)	(46,261)

Other movements	(305)					(362)	57

On December 31, 2020	2,809,133	818,654	—	1,990,412	—	—	67

Upfront received	12,643	12,643
Significant financing component (3)	9,289	9,289

Revenue recognition of upfront	(433,884)	(203,301)		(230,582)
Revenue recognition of milestones	(32,408)	(32,408)

Other movements	(67)						(67)

On December 31, 2021	€2,364,701	€604,875	€—	€1,759,828	€—	€—	€—
(1)	Following the contract amendment, the revenue recognized for filgotinib for the year ended December 31, 2019 included a negative catch-up effect resulting from the decrease in the percentage of completion applied to previously received upfront and milestones for that program.
(2)	The upfront received and the outstanding balance on December 31, 2021 and December 31, 2020 comprise the issuance liabilities for the warrants and the upfront payment allocated to the drug discovery platform. Other movements in 2019 include the derecognition of warrant issuance liabilities through the share premium account.

(3)	With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a sigificant financing component reflecting the time value of money on the estimated recognition period

The outstanding deferred income balance at December 31, 2021 included €604.9 million related to the collaboration agreement with Gilead for filgotinib (€414.8 million classified as long term deferred income), and €1,759.8 million, including €2.4 million warrant issuance liability related to subsequent warrant B, related to the collaboration agreement with Gilead for the drug discovery platform (€1,530.0 million classified as long term deferred income).

The outstanding deferred income balance at December 31, 2020 included €818.7 million deferred income related to the collaboration agreement with Gilead for filgotinib (€604.9 million classified as long term deferred income), €1,990.4 million, including €7.9 million warrant issuance liability related to subsequent warrant B, related to the collaboration agreement with Gilead for the drug discovery platform (€1,761.1 million classified as long term deferred income), and €0.1 million deferred grant income. We refer to note 6 for a detail of the allocation of the transaction price received from Gilead.

26. Discontinued operations

On November 23, 2020 we signed a share purchase agreement with Selvita S.A. in relation to the disposal of Fidelta d.o.o. (our previous fee-for-service segment). We have classified the assets and the associated liabilities of Fidelta as held for sale in our financial statements for the year ended December 31, 2020.

The transaction was completed on January 4, 2021 for a total consideration of €37.1 million. Fidelta will continue performing drug discovery services for us for the next four years for which we have purchase commitments for an aggregate amount of €19.3 million on December 31, 2021.

DISPOSAL OF FIDELTA

Consideration received

(Euro, in thousands)
Cash received	€37,080
Total cash received	€37,080

Analysis of assets and liabilities over which control was lost

January 4, 2021
(Euro, in thousands)
Intangible assets	€21
Property, plant and equipment	10,050
Other non-current assets	160
Trade and other receivables	4,428
Cash and cash equivalents	7,884
Other current assets	863
Total assets	23,406

Non-current lease liabilities	4,115
Other non-current liabilities	70
Trade and other liabilities	4,479
Current lease liabilities	727
Income tax payable	356
Total liabilities	9,747

Net assets disposed of	€13,658

Gain on disposal of Fidelta

(Euro, in thousands)
Cash received	€37,080
Net assets disposed of	(13,658)
Effect of cumulative translation adjustment reclassified from equity on loss of control	(731)
Costs associated to the sale	(500)
Gain on disposal	€22,191

Net cash proceeds from the disposal of Fidelta

(Euro, in thousands)
Cash received	€37,080
Less: cash and cash equivalents balances disposed of	(7,884)
Total consideration received, net of cash disposed of	29,196
Costs associated to the sale	(500)
Cash in from disposal of Fidelta, net of cash disposed of	€28,696

RESULT FROM DISCONTINUED OPERATIONS

	Year ended December 31,

	2021	2020	2019

	(Euro, in thousands, except share and per share data)

Fee-for-service revenues	€—	€16,140	€10,084
Total revenues	—	16,140	10,084

Gain on disposal of subsidiaries	22,191	—	—

Research and development expenses	—	(7,685)	(7,229)
General and administrative expenses	—	(2,000)	(1,319)
Other income	—	—	8

Operating income	22,191	6,455	1,544

Other financial income	—	179	93
Other financial expenses	—	(176)	(102)

Income before tax	22,191	6,458	1,535

Income taxes	—	(893)	(379)

Net income	€22,191	€5,565	€1,156

Basic income per share from discontinued operations	€0.34	€0.09	€0.02
Diluted income per share from discontinued operations	€0.34	€0.08	€0.02
Weighted average number of shares (in thousands of shares)	65,500	65,075	57,614
Weighted average number of shares - Diluted (in thousands of shares)	65,831	67,572	60,112

CASH FLOW FROM DISCONTINUED OPERATIONS

	2021	2020	2019

	(Euro, in thousands)
Net cash flows generated from operating activities	€—	€7,173	€2,911
Net cash flows generated from/used in (-) investing activities	28,696	(2,284)	(1,350)
Net cash flows used in financing activities	—	(664)	(709)
Net cash flow from discontinued operations	€28,696	€4,225	€852

27. Operating Cash Flow

The following table details the adjustments related to the operating cash flow:

	December 31,
	2021	2020	2019

	(Euro, in thousands)
Adjustment for non-cash transactions
Depreciation, amortization and impairment	€34,636	€18,682	€12,448
Share-based compensation expenses	70,726	79,959	38,297
Decrease in retirement benefit obligations and provisions	(2,347)	(260)	(156)
Unrealized exchange losses/gains (-) and non-cash other financial result	(57,073)	105,055	11,169
Discounting effect of deferred income	9,289	16,278	6,900
Fair value re-measurement of share subscription agreement and warrants	(2,960)	(3,034)	181,644
Net change in (fair) value of current financial investments	(119)	15,900	3,081
Fair value adjustment financial assets held at fair value through profit or loss	4,919	(2,396)	(5,355)
Other non-cash expenses	648	539
Total adjustment for non-cash transactions	€57,718	€230,723	€248,027

Adjustment for items to disclose separately under operating cash flow
Interest expense	€11,656	€9,424	€1,302
Interest income	(2,853)	(7,476)	(9,247)
Tax expense	2,423	2,119	214
Total adjustment for items to disclose separately under operating cash flow	€11,227	€4,067	€(7,731)

Adjustment for items to disclose under investing and financing cash flows
Gain on disposal of subsidiaries	€(22,191)
Gain (-)/loss on sale of fixed assets		€82	€(2)
Realized exchange gain on sale of current financial investments	(6,645)
Interest income on current financial investments	(12)	(2,554)	(5,059)
Total adjustment for items to disclose separately under investing and financing cash flow	€(28,847)	€(2,472)	€(5,061)

Change in working capital other than deferred income
Increase (-)/decrease in inventories	€(21,168)	€(100)	€20
Increase (-)/ decrease in receivables	79,859	(177,155)	(67,263)
Increase/decrease (-) in liabilities	(35,353)	31,163	79,940
Total change in working capital other than deferred income	€23,337	€(146,092)	€12,698

28. Off-balance sheet arrangements

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

On December 31, 2021, we had outstanding obligations for future purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

			(Euro, in thousands)

Purchase commitments	€369,937	€212,065	€105,947	€46,426	€5,499

In addition to the tables above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib. The contractual cost sharing commitment amounted to €369.9 million at December 31, 2021 (€493.4 million at December 31, 2020 and €614.1 million at December 31, 2019), for which we have purchase commitments of €169.6 million at December 31, 2021 reflected in the above table (€18.1 million at December 31, 2020, €27.5 million at December 31, 2019).

29. Contingent assets and liabilities

On January 4, 2021, we closed the sale of our Croatian subsidiary Fidelta. Selvita acquired 100% of the outstanding shares in Fidelta for a total consideration of €37.1 million. In accordance with common practice, we gave representations and warranties which are capped and limited in time.

As explained in the summary of the significant transaction in note 2 to our consolidated financial statements, Gilead and we entered into a license and collaboration agreement to co-develop filgotinib in different indications. The collaboration was amended several times and in connection with these amendments Gilead has agreed to irrevocably pay us €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €110 million in 2021 and will pay an additional €50 million in 2022. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. However, we will remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead’s global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $295 million and sales-based milestone payments of up to $600 million. We will pay royalties on net sales of filgotinib in Europe to Gilead starting January 1, 2024. Under the terms of the 2021 amendment and upon completion of the transfer of the DIVERSITY clinical study, Gilead will make a one-time payment of $15 million to us in consideration for assuming responsibility for this clinical study. From April 1, 2022, we will also be solely responsible for all development costs for the DIVERSITY clinical study. In addition, if the European Medicines Agency grants regulatory approval of filgotinib for the treatment of CD based on data from the DIVERSITY trial, then royalties payable by us to Gilead will be reduced by 30% across all filgotinib indications and will become 5.6% to 10.5% of net sales in Europe. Gilead remains responsible for commercial activities outside of Europe.

Furthermore Gilead received exclusive option rights to acquire a license on compounds. Exercising such an option would trigger an opt-in payment, a 50-50 cost share mechanism for the future development activities, potential future development and sales based milestones and royalties.

30. Share based payments

SUBSCRIPTION RIGHT PLANS

Presented below is a summary of subscription right activities for the reported periods. Various subscription right plans were approved for the benefit of our employees, and for members of the supervisory board and independent consultants of Galapagos NV.

The subscription rights offered to members of the supervisory board vest over a period of 36 months at a rate of 1/36th per month. Effective January 1, 2020, we no longer grant subscription rights to supervisory board members.

Subscription rights approved before 2021 cannot be exercised before the end of the third calendar year following the year of the grant. In the event of a change of control over Galapagos NV, all outstanding subscription rights vest immediately and will be immediately exercisable.

On April 30, 2021 the supervisory board approved “Subscription Right Plan 2021 BE”, “Subscription Right Plan 2021 RMV” and “Subscription Right Plan 2021 ROW”, within the framework of the authorized capital. Subscription rights granted under Subscription Right Plan 2021 BE will in principle not vest prior to January 1, 2025 and subscription rights granted under Subscription Right Plan 2021 RMV and Subscription Right Plan 2021 ROW vest in instalments: with 25% of each grant being exercisable as of January 1, 2023, 25% as of January 1, 2024 and 50% (the remainder) as of January 1, 2025.

The table below sets forth a summary of subscription rights outstanding and exercisable at December 31, 2021, per subscription right plan:

				Outstanding					Outstanding	Exercisable
				per	Granted	Exercised	Forfeited	Expired	per	per
	Allocation	Expiry	Exercise	January 1,	during	during	during	during	December 31,	December 31,
Subscription right plan	date	date	price (€)	2021	year	year	year	year	2021	2021
2008	06/26/2008	06/25/2021	5.6	1,365		(1,365)			—	—
2013	05/16/2013	05/15/2021	19.38	55,664		(55,664)			—	—
2014	07/25/2014	07/24/2022	14.54	169,340		(41,800)			127,540	127,540
2015	04/30/2015	04/29/2023	28.75	219,473		(20,250)			199,223	199,223
2015 (B)	12/22/2015	12/21/2023	49.00	261,500		(5,000)			256,500	256,500
2015 RMV	12/22/2015	12/21/2023	49.00	40,000		(5,000)			35,000	35,000
2016	06/01/2016	05/31/2024	46.10	342,625		(11,875)			330,750	330,750
2016 RMV	06/01/2016	05/31/2024	46.10	69,000			—		69,000	69,000
2016 (B)	01/20/2017	01/19/2025	62.50	10,000			—		10,000	10,000
2017	05/17/2017	05/16/2025	80.57	595,500			—		595,500	595,500
2017 RMV	05/17/2017	05/16/2025	80.57	127,500			—		127,500	127,500
2018	04/19/2018	04/18/2026	79.88	1,083,245			(77,250)		1,005,995
2018 RMV	04/19/2018	04/18/2026	79.88	137,500			—		137,500
2019	04/10/2019	04/09/2027	95.11	1,477,840			(177,000)		1,300,840
2019 RMV	04/10/2019	04/09/2027	95.11	193,000			(2,500)		190,500
2020	04/17/2020	04/16/2028	168.42	1,906,034			(288,106)		1,617,928
2020RMV	04/17/2020	04/16/2028	168.42	239,525			(12,050)		227,475
2021BE	04/30/2021	04/29/2029	64.76		1,117,603		(33,567)		1,084,036
2021RMV	04/30/2021	04/29/2029	64.76		291,725		(9,175)		282,550
2021ROW	04/30/2021	04/29/2029	64.76		1,084,105		(102,105)		982,000
Total				6,929,111	2,493,433	(140,954)	(701,753)	—	8,579,837	1,751,013

		Weighted
		average
		exercise
	Subscription rights	price (Euro)
Outstanding on January 1, 2019	4,626,782	€53.3
Exercisable on December 31, 2018	882,734	14.0

Granted during the period	1,699,690	95.1
Forfeited during the year	(30,750)	88.9
Exercised during the period	(754,605)	22.8
Expired during the year	—	—
Outstanding on December 31, 2019	5,541,117	€70.1
Exercisable on December 31, 2019	1,139,682	30.2

Granted during the period	2,173,335	168.4
Forfeited during the year	(40,376)	144.8
Exercised during the period	(744,965)	38.0
Expired during the year	—	—
Outstanding on December 31, 2020	6,929,111	€104.0
Exercisable on December 31, 2020	1,168,967	37.8

Granted during the period	2,493,433	64.8
Forfeited during the year	(701,753)	118.5
Exercised during the period	(140,954)	23.5
Expired during the year	—	—
Outstanding on December 31, 2021	8,579,837	€92.7
Exercisable on December 31, 2021	1,751,013	56.6

The table below sets forth the inputs into the valuation of the subscription rights.

	2021BE	2021 RMV/ROW	2020	2020 RMV	2019	2019 RMV
	April 30	April 30	April 17	April 17	April 19	April 19
Exercise Price (€)	€64.76	€64.76	€168.42	€168.42	€95.11	€95.11
Weighted average share price at acceptance date (€)	€61.10	€61.10	€178.95	€178.95	€107.05	€107.45
Weighted average fair value at the acceptance date (€)	€22.72	€20.68	€86.45	€85.79	€40.04	€40.05
Weighted average estimated volatility (%)	40.73	40.61	51.30	51.32	35.86	35.63
Weighted average expected life of the subscription rights (years)	6.43	5.36	6.00	6.00	6.02	6.00
Weighted average risk free rate (%)	(0.21)	(0.29)	(0.44)	(0.44)	(0.27)	(0.28)
Expected dividends	None	None	None	None	None	None

Subscription right Plans

The exercise price of the subscription rights is determined pursuant to the applicable provisions of the Belgian Law of March 26, 1999.

The weighted average estimated volatility is calculated on the basis of the implied volatility of the share price over the weighted average expected life of the subscription rights.

The weighted average expected life of the subscription right is calculated as the estimated duration until exercise, taking into account the specific features of the plans.

Our share based compensation expense in 2021 in relation to subscription right plans amounted to €70,726 thousand (2020: €79,959 thousand; 2019: €38,297 thousand).

The following table provides an overview of the outstanding subscription rights per category of subscription right holders at December 31, 2021, 2020 and 2019.

Category

	December 31,
	2021	2020	2019

	(in number of subscription rights)
Supervisory board members	157,560	157,560	222,600
Management board members (1)	1,965,000	2,101,874	2,171,874
Personnel	6,457,277	4,669,677	3,146,643
Total subscription rights outstanding	8,579,837	6,929,111	5,541,117

(1)	Piet Wigerinck was a member of the management board until November 30, 2021. Note that his outstanding subscription rights at December 31, 2020, were reported on the line ‘Management board members’ while at December 31, 2021 his outstanding subscription rights are presented on the line ‘Personnel’.

The outstanding subscription rights at the end of the accounting period have an average exercise price of €92.69 (2020: €103.95; 2019: €70.09) and a weighted average remaining expected life of 1,955 days (2020: 2,050 days; 2019: 2,023 days).

RESTRICTED STOCK UNITS RSUs

Each RSU represents the right to receive one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date, in accordance with the terms and conditions of the relevant RSU program.

We currently have the following restricted stock unit (RSU) programs:

●	Plan 2020.I and Plan 2021.I, under which the grants are intended to be made every year, subject to a decision of the supervisory board. This plan is intended to provide a long-term incentive to certain of our employees and management board members and replaces the deferred portion of the bonus under the former Senior Management Bonus Scheme;
●	Plan 2019.II, Plan 2020.II, Plan 2021.II and Plan 2021.IV These plans are aimed at retaining a specific set of our employees and management board members whose retention is deemed so important for the future performance of Galapagos that an additional incentive is desired. The beneficiaries are nominated by the nomination and remuneration committee and the supervisory board approves the list of beneficiaries;
●	Plan 2019.I This plan was granted at the discretion of the supervisory board;
●	Plan 2019.III This exceptional RSU grant took place in 2019 under an RSU Transaction Bonus Plan for the successful closing of the Gilead transaction;
●	Plan 2021.III This plan is intended to compensate employees who transferred from Gilead to us in the framework of the transfer of European commercialization rights for the long-term incentive plans within Gilead under which unvested RSU awards lapse upon transfer out of the Gilead group. These employees received a one-time Restricted Stock Units grant from us.

The main characteristics of all these plans are as follows:

●	the RSUs are offered for no consideration;
●	generally four-year vesting period, with 25% vesting each year, except for some plans or some beneficiaries for which the RSUs will all vest at the same time three years after the offer date; vest 50% after two years and 50% after three years or vest over three years with 34% vesting the first year and 33% in each of the remaining two years;

●	payout will be in cash or shares, at Galapagos’ discretion, it being understood that in respect of members of the management board, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive;
●	any unvested RSUs are forfeited upon termination of service before the vesting date.

The table below sets forth a summary of RSUs outstanding at December 31, 2021, per RSU plan:

		Outstanding				Outstanding
		per	Granted	Forfeited	Paid in cash	per
	Offer	January 1,	during	during	during	December 31,
RSU plan	date	2021	year	year	year	2021
Plan 2019.I.	10/16/2019	33,000		(5,000)	—	28,000
Plan 2019.II.	10/16/2019	81,807		(12,034)	(27,269)	42,504
Plan 2019.III.	10/16/2019	71,072		(5,077)	(35,535)	30,460
Plan 2020.I.	06/05/2020	54,876		(10,925)	(11,424)	32,527
Plan 2020.II.	07/05/2020	72,841		(12,663)	(18,210)	41,968
Plan 2021.I.	05/05/2021		180,844	(26,228)	—	154,616
Plan 2021.II.	05/06/2021		43,328	(2,708)	—	40,620
Plan 2021.III.	06/03/2021		38,413	(238)	—	38,175
Plan 2021.IV.	09/24/2021		248,933	—	—	248,933
Total		313,596	511,518	(74,873)	(92,438)	657,803

The RSUs are measured based on the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the reporting period and they are re-measured at each reporting date. We recognize the corresponding expense and liability over the vesting period.

The following table provides an overview of the outstanding RSUs per category of RSU holders on December 31, 2021, 2020 and 2019.

	December 31,
	2021	2020	2019

	(in number of RSUs)
Management board members	384,340	229,276	188,571
Personnel	273,463	84,320	24,576
Total outstanding RSUs	657,803	313,596	213,147

31. Related parties

Relationship and transactions with entities with control of, or significant influence over, Galapagos

Gilead

Gilead is exercising significant influence over Galapagos as from the equity subscription on August 23, 2019. As a result of the equity subscription we received a transparency notification from Gilead on August 28, 2019 confirming they held 22.04% of the then issued and outstanding shares of Galapagos.

By exercising warrant A on November 6, 2019 Gilead increased its ownership in Galapagos to 25.10% of the then outstanding shares. Gilead further increased its ownership to 25.84% at December 31, 2019. Gilead’s ownership then diluted to 25.54% at December 31, 2020 and to 25.49% at December 31, 2021, due to four capital increases resulting from the exercise of subscription rights under employee subscription right plans in the course of respectively 2020 and 2021.

The presumption of significant influence is also confirmed by the fact that Gilead has the right, for as long as it holds more than 20% of Galapagos’ share capital, to appoint two Investor Board Designees to Galapagos’ supervisory board, out of a total of eight.

The following balances are outstanding at the end of the reporting period in relation to Gilead:

	Year ended December 31,
	2021	2020	2019

	(Euro, in thousands)

Non-current trade receivables		€50,000
Trade and other receivables	€88,246	132,825	€31,645
Trade and other payables	€11,580	€27,074	€39,100

The trade and other receivables on December 31, 2021 contain €50.0 million of receivables relating to the in 2020 modified collaboration for filgotinib, for which we already received €110 million in the course of 2021. They also contain €12.6 million related to the transfer of the sponsorship and operational and financial responsibility of the ongoing DIVERSITY clinical trial from Gilead to us, €23.8 million of profit and cost sharing receivables relating to our collaboration for filgotinib and €1.9 million receivables relating to royalties. The outstanding liabilities mainly relate to the cross charges from Gilead relating for the development costs sharing of filgotinib in the fourth quarter of 2021 (€5.7 million) and €1.6 million related to purchases of finished goods.

During 2019 we already recognized in revenue the entire transaction price allocated to the license on GLPG1690 (€667 million). During 2021 we recognized in revenue €230.6 million (€229.6 million for the year ended December 31, 2020; €80.9 million for the year ended December 31, 2019) relating to the performance obligation for the drug discovery platform and a total of €235.7 million (€228.1 million for the year ended December 31, 2020; €41.4 million for the year ended December 31, 2019) representing the total impact on our revenues coming from the filgotinib performance obligation. The latter consists of upfront payments and milestone payments that were recognized in accordance with the percentage of completion of the underlying performance obligation.

Additionally, we recognized in 2021 royalty income for an amount of €3.8 million in relation to the commercialization of Jyseleca (€16.2 million for the year ended December 31, 2020).

Furthermore, we recognized in 2021 €18.1 million (€34.1 million for the year ended December 31, 2020; €17.7 million for the year ended December 31, 2019) of cost reimbursements from Gilead with respect to the development of GLPG1690 as a decrease of the related expenses (on the line research and development expenditure). An amount of €81.3 million (€101.0 million for the year ended December 31, 2020; €72.0 million for the year ended December 31, 2019) relating to cross charges from Gilead relating to filgotinib was recognized as expense on the line research and development expenditure.

Finally, we recognized in 2021 €59.7 million as a deduction of sales & marketing expenses (a deduction of €4.7 million for the year ended December 31, 2020; additional sales & marketing expenses of €8.2 million for the year ended December 31, 2019) mainly relating to our 50/50 cost share mechanism with Gilead for expenses incurred in preparation for the co-promotion activities for filgotinib. We recognized €7.0 million as a deduction of research and development expenditure (a deduction of €3.1 million for the year ended December 31, 2020) mainly relating to our 50/50 profit/(cost) share mechanism with Gilead for direct sales of Jyseleca in the shared territory.

We purchased raw materials, semi-finished products and finished products of Jyseleca from Gilead for an amount of €24.9 million for the year ended December 31, 2021 (€0.2 million for the year ended December 31, 2020 and nil for the year ended December 31, 2019).

As at December 31, 2021 we have two outstanding performance obligations under IFRS 15 towards Gilead, being the performance obligation related to our drug discovery platform and the performance obligation relating to filgotinib. This results in an outstanding deferred income balance of €1.8 billion for the drug discovery platform (including the warrant issuance liability relating to subsequent warrant B) and €605 million for the performance obligation relating to filgotinib.

A detailed explanation of our transactions with Gilead in 2019, 2020 and 2021 can be found in the section titled Agreements with major Galapagos NV shareholders. There are no other shareholders or other entities who, solely or jointly, control Galapagos or exercise significant influence over Galapagos.

Relationship and transactions with subsidiaries

Please see Note 32 for an overview of the consolidated companies of the group, which are all wholly-owned subsidiaries of Galapagos NV.

Relationship and transactions with key management personnel

Our key management personnel consists of the members of the management board and members of the supervisory board. All amounts mentioned in this section are based on expenses recognized in the financial statements for the relevant financial year.

Remuneration of key management personnel

On December 31, 2021, our management board had five members: Mr. Onno van de Stolpe, Mr. Bart Filius, Dr. Andre Hoekema, Dr. Walid Abi-Saab and Mr. Michele Manto. They provide their services to us on a full-time basis. On December 31, 2021, our supervisory board consisted of eight members: Dr. Raj Parekh, Mr. Howard Rowe, Ms. Katrine Bosley, Dr. Mary Kerr, Mr. Peter Guenter, Mr. Daniel O’Day, Dr. Linda Higgins and Dr. Elisabeth Svanberg.

Effective from January 1, 2020, Galapagos no longer grants any subscription rights to supervisory board members, taking into account the stricter rules of the Belgian Companies Code. Prior to 2020, supervisory board members were granted subscription rights and hence the table below for 2019 contains disclosures for supervisory board members.

Dr. Wigerinck left Galapagos and was a management board member until November 30, 2021 and hence the table below for 2021 contains disclosures on his remuneration until the aforementioned date and his severance package.

The remuneration package of the members of key management personnel comprises:

	Year ended December 31,
	2021	2020	2019
Remuneration of key management personnel:
Euro, in thousands (except for the number of subscription rights and RSUs)
Short-term benefits	€4,264	€3,102	€14,129
Management board members as a group (1)
Gross salary	2,621	2,531	2,121
Employer social security on gross salary	—	—	61
Cash bonus (2)	1,172	433	1,230
Exceptional bonus	—	—	10,500
Employer social security on exceptional bonus	—	—	108
Other short-term benefits	471	138	109
Long-term benefits for management board members as a group (3)	—	—	1,874
Board fees and other short-term benefits for supervisory board members
Raj Parekh	220	220	90
Howard Rowe	120	125	55
Werner Cautreels (4)	—	—	15
Katrine Bosley (5)	65	115	45
Christine Mummery (4)	—	—	13
Mary Kerr	115	115	45
Peter Guenter (6)	115	115	30
Daniel O'Day (7)	—	—	—
Linda Higgins (7)	—	—	—
Elisabeth Svanberg (8)	115	78	—
Post-employment benefits (9)	399	392	323
Total benefits excluding subscription rights and RSUs	€5,413	€4,262	€16,618
Severance package (10)	802	—	—
Number of subscription rights granted in the year
Management board members as a group (1) (12)	275,000	275,000	315,000
Onno van de Stolpe	85,000	85,000	100,000
Bart Filius	50,000	50,000	65,000
Andre Hoekema	30,000	30,000	50,000
Piet Wigerinck (11)	40,000	40,000	50,000
Walid Abi-Saab	40,000	40,000	50,000
Michele Manto (12)	30,000	30,000	40,000
Supervisory board members as a group	—	—	45,000
Raj Parekh	—	—	15,000
Howard Rowe	—	—	7,500
Katrine Bosley	—	—	7,500
Mary Kerr	—	—	7,500
Peter Guenter (6)	—	—	7,500
Daniel O'Day (7)	—	—	—
Linda Higgins (7)	—	—	—
Elisabeth Svanberg (8)	—	—	—
Total number of subscription rights granted in the year (12)	275,000	275,000	360,000
Total cost of subscription rights granted in the year under IFRS 2	€5,629	€22,921	€14,236
Number of RSUs granted in the year (13)
Onno van de Stolpe	63,830	18,317	57,528
Bart Filius	62,730	12,600	39,846
Andre Hoekema	51,433	832	19,922
Piet Wigerinck (11)	835	12,080	33,077
Walid Abi-Saab	44,038	12,080	33,077
Michele Manto (12)	31,694	5,920	5,121
Total number of RSUs granted in the year	254,560	61,829	188,571

(1) Mr. Manto was appointed as Chief Commercial Officer and member of the management board, effective as of January 1, 2020. As a result the management board consisted of six persons in 2020. Dr. Wigerinck was a member of the management board until November 30, 2021. His remuneration and benefits are included in the overview for the financial year 2021.

(2) This aggregate number also includes the 2021 cash bonus of Dr. Wigerinck, who was a member of the management board until November 30, 2021.

(3) Only management board members are granted long-term benefits. Pursuant to the Senior Management Bonus Scheme, these consist of the deferred part of the bonus from 3 years ago. For the financial year 2020 and 2021 the deferred part of the bonus was not paid out.

(4) Supervisory board member's mandate expired on April 30, 2019.
(5) Ms. Bosley waived her equity related remuneration for the financial year 2021.
(6) Mr. Guenter's supervisory board member's mandate began on April 30, 2019.
(7) Supervisory board member's mandate began on October 22, 2019.
(8) Supervisory board member's mandate began on April 28, 2020.
(9) Only management board members are granted post-employment benefits.

(10) Dr. Wigerinck's severance package excludes his 2021 bonus paid per December 2021 and includes a payment of €35,416.66 for December 2021 pursuant to a non-competition obligation. During the financial year 2022 these monthly payments pursuant to a non-competition obligation will continue until 30 November 2022, except if Galapagos waives this non-competition obligation.

(11) Management board member until November 30, 2021.

(12) Mr. Manto was appointed as Chief Commercial Officer and member of the management board, effective as of January 1, 2020. Hence Mr. Manto’s subscription rights grant for 2019 (40,000 subscription rights) is not included in the total number of subscription rights granted in the financial year 2019.

(13) This is the sum of the RSUs awarded during the respective financial year, excluding the RSUs representing the deferred portion of the bonus for 2019 in financial year 2019, for 2020 in financial year 2020 and for 2021 in financial year 2021 (each time to be granted in the following financial year). Only management board members were awarded RSUs.

OTHER

No loans, quasi-loans or other guarantees were given by Galapagos NV or any of its subsidiaries to members of the supervisory board and of the management board. We have not entered into transactions with our key management personnel, other than as described above with respect to remuneration arrangements relating to the exercise or termination of their mandates as members of the management board and the supervisory board.

32. Consolidated companies as of December 31, 2021

		Year ended December 31,
		2021		2020	2019
Name of the subsidiary	Country	% voting right Galapagos NV (directly or indirectly through subsidiaries)	Change in % voting right previous period (2021 vs 2020)	% voting right Galapagos NV (directly or indirectly through subsidiaries)	% voting right Galapagos NV (directly or indirectly through subsidiaries)

BioFocus DPI AG (liquidated)	Switzerland	0%		0%	100%
Galapagos Biopharma Belgium BV	Belgium	100%		100%	100%
Galapagos Biopharma Netherlands B.V.	The Netherlands	100%		100%	100%
Galapagos Biopharma Spain S.L.U.	Spain	100%		100%	100%
Galapagos Biopharma Italy S.r.l.	Italy	100%		100%	100%
Galapagos Biopharma Germany GmbH	Germany	100%		100%	100%
Galapagos Biopharma Sweden AB	Sweden	100%	100%	0%	0%
Galapagos Biopharma Norway AS	Norway	100%	100%	0%	0%
Galapagos Biopharma Finland Oy	Finland	100%	100%	0%	0%
Galapagos Biopharma Denmark ApS	Denmark	100%	100%	0%	0%
Galapagos Biopharma Austria GmbH	Austria	100%	100%	0%	0%
Galapagos Biopharma Ireland Ltd	Ireland	100%	100%	0%	0%
Galapagos B.V.	The Netherlands	100%		100%	100%
Galapagos Biotech Ltd (formerly Inpharmatica Ltd.)	United Kingdom	100%		100%	100%
Galapagos GmbH	Switzerland	100%		100%	100%
Galapagos, Inc. (formerly Biofocus, Inc.)	United States	100%		100%	100%
Galapagos NV	Belgium	Parent company		Parent company	Parent company
Galapagos Real Estate Belgium BV (former Galapagos Real Estate 1 BV)	Belgium	100%		100%	100%
Galapagos Real Estate 2 BV	Belgium	0%		0%	100%
Galapagos Real Estate Netherlands B.V.	The Netherlands	100%		100%	100%
Galapagos SASU	France	100%		100%	100%
Fidelta d.o.o.	Croatia	0%	(100%)	100%	100%
Xenometrix, Inc. in liquidation	United States	100%		100%	100%

On January 4, 2021 we closed the sale of our fee-for-service business Fidelta. Selvita S.A. acquired 100% of the outstanding shares in Fidelta.

In 2021 the following new entities were incorporated: Galapagos Biopharma Sweden AB (Stockholm, Sweden), Galapagos Biopharma Norway AS (Oslo, Norway), Galapagos Biopharma Finland Oy (Helsinki, Finland), Galapagos Biopharma Denmark ApS (Kopenhagen, Denmark), Galapagos Biopharma Austria GmbH (Vienna, Austria) and Galapagos Biopharma Ireland Ltd (Dublin, Ireland).

There are no significant restrictions on the group’s ability to access or use assets and settle liabilities of one of the group’s subsidiaries.

33. Financial risk management

Financial risk factors

Our financial risks are managed centrally. Our finance department coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning our activities. These relate to the following financial markets risks: credit risk, liquidity risk, currency risk and interest rate risk. Our interest rate risk is limited because we have nearly no financial debt. In case of decreasing interest rates we will face a reinvestment risk on our strong cash and cash equivalents and current financial investments balance. We do not buy or trade financial instruments for speculative purposes.

Categories of financial assets and liabilities:

	December 31,
	2021	2020	2019(*)

	(Euro, in thousands)
Financial assets held at fair value through profit or loss
Equity instruments	€—	€8,951	€11,275
Current financial investments	1,317,460	1,571,858	3,919,216
Financial assets at amortized cost
Current financial investments	1,152,349	1,454,420	—
Cash and cash equivalents	2,233,368	2,135,187	1,861,616
Restricted cash (current and non-current)	1,425	1,482	1,418
Other non-current assets	1,048	907	1,399
Trade receivables	91,786	184,632	39,603
Total financial assets	€4,797,436	€5,357,438	€5,834,526

Financial liabilities held at fair value through profit or loss
Current financial instruments	€204	€3,164	€6,198

Financial liabilities at amortized cost
Trade liabilities	84,519	134,905	116,749
Lease liabilities	26,859	29,436	25,384
Total financial liabilities	€111,582	€167,505	€148,331

(*) The historical consolidated financial information for 2019 presented in this disclosure note has been adjusted mainly to correct for the amounts of other receivables and other payables that are outside the scope of IFRS 9.

The carrying amounts of trade and other payables and trade and other receivables are considered to be the same as their fair values, due to their short-term nature.

Financial assets held at fair value through profit or loss

Financial assets held at fair value through profit or loss consisted of equity instruments of listed/non-listed companies and current financial investments.

We have no restrictions on the sale of these equity instruments and the assets are not pledged under any of our liabilities. These instruments are classified as financial assets held at fair value adjustment through profit or loss. The equity investments in listed companies qualified for level 1 fair value measurement based upon the closing price of such securities on Euronext at each reporting date.

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

Liquidity risk

Current financial investments and cash and cash equivalents amounted to €4,703.2 million on December 31, 2021. Management forecasts our liquidity requirements to ensure that we have sufficient cash to meet operational needs. We have no credit lines. Such forecasting is based on realistic assumptions with regards to milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

All our and cash and cash equivalents have only an insignificant liquidity risk as they are all convertible upon a maximum three month notice period and without incurring a significant penalty in normal market circumstances.

Credit risk

The term “credit risk” refers to the risk that counterparty will default on its contractual obligations resulting in financial loss for us.

The trade receivables consist of a receivables on our collaboration partner Gilead, creditworthy pharmaceutical wholesalers and hospitals in Europe. To limit the risk of financial losses, we have developed a policy of only dealing with creditworthy counterparties.

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

Aging balance of receivables that are due, but that are still considered collectable:

	December 31,
	2021	2020	2019

	(Euro, in thousands)
60 - 90 days	€141	€—	€87
90 - 120 days	92	—	—
more than 120 days	€113	€—	€—

Our cash and cash equivalents are invested primarily in current, notice and term accounts. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted at the beginning of the term. Our current financial investments are also kept within different financial institutions and include term deposits, money market funds and treasury bills with an AAA rating. The money market funds are invested in a well-diversified portfolio of highly rated assets.

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

Effect of interest rate fluctuation

A 100 basis point increase in interest rates at balance sheet date would have increased profit or loss, and equity, by approximately €47.0 million (2020: €51.7 million; 2019: €57.8 million); a 100 basis point decrease in interest rates would have decreased profit or loss, and equity, by approximately €47.0 million (2020: €51.7 million; 2019: €57.8 million).

Foreign exchange risk

We are exposed to foreign exchange risk arising from various currency exposures. Our principal functional currency is euro, but we receive payments from our main collaboration partner Gilead in U.S. dollars and acquire some consumables and materials in U.S. dollars, Swiss Francs and GB Pounds.

To limit this risk, we attempt to align incoming and outgoing cash flows in currencies other than EUR. In addition, contracts closed by our different entities are mainly in the functional currencies of that entity, except for the alliance agreement signed with Gilead for which payments are denominated in U.S. dollars.

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	December 31,
	2021	2020	2019

Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(83,996)	€(116,690)	€(133,373)
Increase in Euros - GB Pounds	1,093	303	113
Increase in Euros - CH Francs	233	2,013	538
Increase in Euros - HR Kunas	—	—	650
Increase in U.S. Dollars - GB Pounds	€—	€—	€(894)

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents and current financial investments held in U.S dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of current financial investments, cash and cash equivalents, financial debt (we only have leasing debts as of December 31, 2021), and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

We manage our capital structure and make the necessary adjustments in the light of changes of economic circumstances, the risk characteristics of underlying assets and the projected cash needs of the current research and development activities.

The adequacy of the capital structure will depend on many factors, including scientific progress in the research and development programs, the magnitude of those programs, the commitments to existing and new clinical CROs, the ability to establish new alliance or collaboration agreements, the capital expenditures, the new commercial activities, market developments and any future acquisition.

Neither Galapagos NV nor any of its subsidiaries are subject to any externally imposed capital requirements, other than those imposed by generally applicable company law requirements.

34. Auditor’s remuneration

The statutory auditor’s fees for carrying out its mandate at group level amounted to €860.3 thousand in 2021 (2020: €1,202.8 thousand). Audit-related fees, which generally the auditor provides, amounted to €101.1 thousand in 2021 (2020: €214.4 thousand). Other fees related to non-audit services executed by the statutory auditor amounted to €0 in 2021 (2020: €47.7 thousand). Other fees related to non-audit services executed by persons related to the statutory auditor amounted to €587.7 thousand in 2021 and related to advisory services in relation to IT and quality management (2020: €890.7 thousand). The audit committee and the supervisory board are of the opinion that these non-audit services do not affect the independence of the statutory auditor in the performance of his audit. The abovementioned additional fees were fully approved by the audit committee in accordance with article 3:64 of the Belgian Companies Code.

35. Events after balance sheet date

On January 13, 2022, the supervisory board approved Subscription Right Plan 2022 (A) within the framework of the authorized capital. Under this subscription right plan 30,000 subscription rights were offerend and accepted by the beneficiary of the plan. The subscription rights have an exercise term of eight years as of the date of the offer and have an exercise price of €46.18 (the closing price of the share on Euronext Amsterdam and Brussels on the day preceding the date of the offer). The subscription rights are not transferable. Subscription rights under this plan vest in instalments: with 25% of each grant being exercisable as of January 1, 2023, 25% as of January 1, 2024 and 50% (the remainder) as of January 1, 2025.

On January 26, 2022, the supervisory board approved Subscription Right Plan 2022 (B) for the benefit of a new member of the personnel of Galapagos within the framework of the authorized capital. Under this subscription right plan 1,000,000 subscription rights were created, subject to acceptance, and offered to the beneficiary of the plan. The subscription rights have an exercise term of eight years as of the date of the offer and have an exercise price of €50. The subscription rights can in principle not be exercised prior to January 1, 2026.

On March 18, 2022, 95,500 subscription rights were exercised (with an average exercise price of €22.61 per subscription right), of which 50,000 subscription rights were exercised by our CEO and 10,000 subscription rights by one other member of our management board. This resulted in a share capital increase (including issuance premium) of €2,159,600.00 and the issuance of 95,500 new ordinary shares. The closing price of our share on March 18, 2022, was €57.38.

EXHIBIT INDEX

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

1.1#	Articles of Association (English translation), as amended
2.1	Form of Deposit Agreement	Form F-1/A	333-203435	4.1	04/30/2015
2.2	Form of American Depositary Receipt	424(b)3	333-203584	A	10/15/2018
2.3#	Description of Securities
4.1	Lease dated June 30, 1999 between the registrant and Innotech N.V., as amended (English translation)	Form F-1	333-203435	10.1	04/15/2015
4.2†	Warrant Plans (English translation)	Form F-1/A	333-203435	10.3	05/11/2015
4.6##	Sale & Purchase Agreement dated March 13, 2014 between the registrant and Charles River Laboratories Holding Limited, as amended	Form F-1	333-203435	10.7	04/15/2015
4.7†	Warrant Plan 2015 (B) (English translation)	Form S-8	333-208697	99.1	12/22/2015
4.8**	License and Collaboration Agreement dated December 16, 2015 by and between the registrant and Gilead Biopharmaceutics Ireland Unlimited Company	Form 6-K	001-37384	10.1	01/19/2016
4.10†	Warrant Plan 2016 (English translation)	Form S-8	333-211834	99.1	06/03/2016
4.11†	Warrant Plan 2016 (B) (English translation)	Form S-8	333-215783	99.1	01/27/2017
4.12†	Warrants Plans 2015 RMV and 2016 RMV (English translation)	Form 20-F	001-37384	4.12	03/23/2017
4.13	Lease Addendum dated April 28, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.13	03/23/2017
4.14†	Warrant Plan 2017 (English translation)	Form S-8	333-218160	99.1	05/22/2017
4.15†	Warrant Plan 2017 RMV (English translation)	Form 20-F	001-37384	4.15	03/23/2018
4.16	Lease Addendum dated December 12, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.16	03/23/2018
4.17	Lease Addendum dated July 3, 2017 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.17	03/23/2018
4.18	Lease Addendum dated June 6, 2018 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.18	03/29/2019
4.19	Lease Addendum dated June 20, 2018 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.19	03/29/2019
4.20†	Warrant Plan 2018 (English translation)	Form S-8	333-225263	99.1	05/29/2018
4.21†	Warrant Plan 2018 RMV (English translation)	Form 20-F	001-37384	4.21	03/29/2019
4.22†	Warrant Plan 2019 (English translation)	Form S-8	333-231765	99.1	05/24/2019
4.23†	Warrant Plan 2019 RMV (English translation)	Form S-8	333-231765	99.2	05/24/2019

177

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

4.24##	Option, License and Collaboration Agreement dated as of July 14, 2019 by and between the registrant and Gilead Sciences, Inc.	Form 6-K	001-37384	99.2	08/29/2019
4.25##	Amended and Restated License and Collaboration Agreement dated as of August 23, 2019 by and between the registrant and Gilead Biopharmaceutics Ireland UC	Form 6-K	001-37384	99.3	08/29/2019
4.26	Subscription Agreement relating to ordinary shares in the registrant dated as of July 14, 2019 by and between the registrant and Gilead Therapeutics A1 Unlimited Company	Form 6-K	001-37384	99.4	08/29/2019
4.27†	RSU Discretionary Plan 2019	Form 20-F	001-37384	4.27	03/27/2020
4.28†	RSU Retention Plan 2019	Form 20-F	001-37384	4.28	03/27/2020
4.29†	RSU Transaction Bonus Plan 2019	Form 20-F	001-37384	4.29	03/27/2020
4.30	Lease Addendum dated July 1, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.30	03/27/2020
4.31	Lease Addendum dated October 17, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.31	03/27/2020
4.32	Deed of purchase between the registrant and NMBS (English translation)	Form 20-F	001-37384	4.32	03/27/2020
4.33†	Subscription Right Plan 2020 (English translation)	Form S-8	333-249416	99.1	10/09/2020
4.34†	Subscription Right Plan 2020 RMV (English translation)	Form 20-F	001-37384	4.34	03/25/2021
4.35†	Plan 2020.I – RSU Long-Term Incentive Plan 2020	Form 20-F	001-37384	4.35	03/25/2021
4.36†	Plan 2020.II – RSU Retention Plan 2020	Form 20-F	001-37384	4.36	03/25/2021
4.37	Lease Addendum dated March 9, 2020 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.37	03/25/2021
4.38	Lease Addendum dated July 28, 2020 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.38	03/25/2021
4.39	Lease Addendum dated December 18, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.39	03/25/2021
4.40†	Subscription Right Plan 2021 BE (English translation)	Form S-8	333-260500	99.2	10/26/2021
4.41†	Subscription Right Plan 2021 RMV (English translation)	Form S-8	333-260500	99.3	10/26/2021
4.42†	Subscription Right Plan 2021 ROW (English translation)	Form S-8	333-260500	99.1	10/26/2021
4.43#†	Plan 2021.I – RSU Long-Term Incentive Plan 2021

178

Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

4.44#†	Plan 2021.II – RSU Retention Plan 2021
4.45#†	Plan 2021.III – RSU GSI Replacement Plan 2021
4.46#†	Plan 2021.IV – RSU Retention Plan 2021
8.1#	List of subsidiaries of the registrant
12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1#	Consent of Deloitte Bedrijfsrevisoren
101.INS#	Inline XBRL Instance Document
101.SCH#	Inline XBRL Taxonomy Extension Schema Document
101. CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: March 24, 2022

180