Form 20-F
period 2022-12-31
GALAPAGOS NV
filed 2023-03-23
CIK 1421876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Stoffels IMC BV (permanently represented by Dr. Paul Stoffels)

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

Ordinary shares, no par value per share: 65,835,511 as of December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ◻

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ◻

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

This annual report contains market data and industry forecasts that were obtained from third parties and industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third party-information. While we believe the market position, market opportunity and market size information included in this annual report is generally reliable, such information is inherently imprecise.

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

We have no historical profit from product sales and limited historical data on product revenues, which makes it difficult to assess our future prospects and financial results.

We have limited sales and distribution experience and we have built, and continue to develop a marketing and sales organization. We expect to continue to invest financial and management resources to continue to build these capabilities and to establish a European commercial infrastructure. To the extent any of our product candidates for which we maintain commercial rights is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to market and sell any product candidates effectively, or generate product revenues.

The marketing and sale of filgotinib or future approved products may be unsuccessful or less successful than anticipated. We are heavily dependent on the success of filgotinib, which is approved for the treatment of rheumatoid arthritis and ulcerative colitis in the European Union, Great Britain, and Japan and marketed under the brand name Jyseleca®.

We are also dependent on the success of our other clinical-stage product candidates, such as our immunology candidates/trials (such as filgotinib, GLPG3667 and GLPG5101) and our oncology candidates (such as GLPG5101, GLPG5201 and GLPG5301). We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

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

We may not be successful in our efforts to progress and expand our immunology and oncology portfolio and to build a pipeline of product candidates.

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

Our business, results of operations and future growth prospects could be materially and adversely affected by the COVID-19 pandemic and by the ongoing armed conflict between Russia and Ukraine.

The market price of the ADSs could be subject to wide fluctuations.

We may be at an increased risk of securities class action litigation.

PART I

Item 1       Identity of directors, senior management and advisers

Not applicable.

Item 2       Offer statistics and expected timetable

Not applicable.

Item 3       Key information

A.     Reserved

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

Risks related to commercialization

The marketing and sale of filgotinib or future approved products may be unsuccessful or less successful than anticipated. We are heavily dependent on the success of filgotinib, which is approved for the treatment of rheumatoid arthritis and ulcerative colitis in the European Union (including Norway), Great Britain, and Japan.

We, and our collaboration partner, Gilead, began commercializing filgotinib in the European Union and Great Britain, and Gilead began commercializing filgotinib in Japan for the treatment of rheumatoid arthritis, or RA, following receipt in September 2020 of marketing approval from the European Medicines Agency, or the EMA, from the Medicines and Healthcare products Regulatory Agency, or the MHRA, and from the Japanese Ministry of Health, Labour and Welfare, or the MHLW. We received marketing approval from the EMA for the treatment of ulcerative colitis, or UC in November 2021, from the MHRA in January 2022, and from the MHLW in March 2022.

As of 2021, we assumed sole responsibility in Europe for the commercialization of filgotinib as well as for all future indications for filgotinib, including becoming the marketing authorization holder for Jyseleca for the treatment of RA and UC in twenty-seven European countries, Iceland, Norway and Liechtenstein (the European Economic Area or EEA), and Great Britain, with Gilead maintaining commercialization rights and remaining the marketing authorization holder for filgotinib and other future indications for filgotinib outside of Europe, including in Japan where Jyseleca is approved for the treatment of RA and UC and is co-marketed with Eisai. In October 2021, Galapagos signed a distribution agreement with Swedish Orphan Biovitrum AB (‘Sobi’). Sobi is our distribution and commercialization partner in Eastern and Central Europe, Portugal, Greece, and the Baltic countries. They launched Jyseleca in RA in the Czech Republic and Portugal. Although we have secured reimbursement for Jyseleca in fifteen European countries, including Germany, France, Spain, Italy and Great Britain, and our sales force commenced making sales of Jyseleca in the second half of 2021, we have limited experience as a commercial company, and there is limited information about our ability to overcome many of the risks and uncertainties encountered by companies commercializing products in the biopharmaceutical industry. To market and sell filgotinib, and any of our product candidates that may be approved for marketing in the future, we will need to successfully:

●	establish and maintain, in the geographies where we hope to treat patients, relationships with qualified treatment centers who will treat the patients who receive filgotinib and any future products;
●	continue to obtain adequate pricing and reimbursement for filgotinib and any future products in the jurisdictions in which we plan to commercialize approved products;
●	obtain regulatory authorization for the development and commercialization of the product candidates in our pipeline;
●	develop and maintain successful strategic alliances and collaborations; and
●	manage our spending as costs and expenses are expected to increase due to clinical trials, marketing approvals, and commercialization, including any extension of marketing approval for filgotinib, and for any future products we may develop.

If we are not successful in accomplishing these objectives, we may not be able to develop product candidates, successfully commercialize filgotinib or any future products we may develop, raise capital, expand our business, or continue our operations. Further, to the extent that Gilead is commercializing filgotinib in one or more jurisdictions or a third party, such as Eisai or Sobi, is commercializing filgotinib in one or more jurisdictions, we are significantly dependent on their successful accomplishment of these objectives, which is largely out of our control.

The commercial success of filgotinib and of any future products will depend upon the degree of market acceptance by physicians, healthcare payers, patients, and the medical community.

The commercial success of filgotinib and of any future products we may develop will depend in part on acceptance by the medical community, patients, and third-party or governmental payers as medically useful, cost-effective, and safe. Filgotinib and any other products that we and our current and future partners may bring to the market may not gain market acceptance by physicians, patients, third-party payers and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of filgotinib and of any future products we may develop will depend on a number of factors, including:

●	the efficacy and safety as demonstrated in clinical trials;
●	the timing of market introduction of the product as well as the timing of entry of competitive products;
●	the clinical indications for which the product is approved;
●	acceptance by physicians, the medical community, and patients of the product as a safe and effective treatment;
●	the convenience of prescribing and initiating patients on the product;
●	the potential and perceived advantages of such product over alternative treatments;
●	the cost of treatment in relation to alternative treatments, including any similar generic treatments;
●	the availability of coverage and adequate reimbursement and pricing by third-party payers and government authorities;
●	relative convenience and ease of administration;
●	the prevalence and severity of adverse side effects; and
●	the effectiveness of sales and marketing efforts.

Even if a product displays a favorable efficacy and safety profile in preclinical and clinical studies and receives regulatory approval, market acceptance of the product will not be known until after it is launched. Our efforts to educate the medical community and third-party payers on the benefits of our products may require significant resources and may never be successful. Our efforts to educate the marketplace may require more resources than are required by the conventional methods marketed by our competitors. Any of these factors may cause filgotinib or any future products we may develop to be unsuccessful or less successful than anticipated.

We have limited sales and distribution experience. We expect to continue to invest financial and management resources to continue to build these capabilities further. To the extent that any of our product candidates for which we maintain commercial rights is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to market and sell any products effectively, or generate product revenues as projected.

We have built, and continue to develop a marketing and sales organization for the marketing, sales, and distribution of pharmaceutical products. As of 2021, we assumed sole responsibility in Europe for the commercialization of filgotinib, approved in RA at that point, and as well as for all future indications for filgotinib, with Gilead maintaining commercialization rights and remaining the marketing authorization holder for filgotinib and other future indications for filgotinib outside of Europe. This assumption of responsibility by us has required us to, and will require us to continue to, develop robust marketing and sales capabilities, including a commercial infrastructure. We have limited experience as a commercial company and there is limited information about our ability to overcome many of the risks and uncertainties encountered by companies commercializing products in the biopharmaceutical industry. In order to commercialize filgotinib independently in Europe and any product candidates that may receive marketing approval in the future and for which we maintain commercial rights, we will need to maintain and expand marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and these efforts may not achieve the desired results. Further, in the event of development of any other product candidates for which we maintain commercial rights, we may elect to build a targeted specialty sales force which will be expensive and time consuming. Any failure or delay in the development of our internal market access, sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to any proprietary product candidates we may have in the future, we may choose to partner with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems.

If we are unable to continue to develop and scale our own sales, marketing and distribution capabilities for filgotinib in Europe, or for any future products which we choose to commercialize ourselves, we will not be able to commercialize such products successfully without reliance on third parties and, in the case of filgotinib, we may be unable to realize all of the anticipated benefits of the transition of European rights to filgotinib from Gilead to us. Further, if we are unable to enter into collaborations with third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such partner (such as Gilead and Eisai, in the case of filgotinib) does not devote sufficient resources to the commercialization of our product or otherwise fails in commercialization efforts, we may not be able achieve the commercial goal for any of our product candidates that may receive regulatory approval. If we are not able to commercialize our product candidates well, either on our own or through collaborations with one or more third parties, our future revenue will be materially and adversely impacted.

Coverage and reimbursement decisions by third-party payers may have an adverse effect on pricing and market acceptance.

There is significant uncertainty related to the third-party coverage and reimbursement of newly approved drugs. To the extent that we retain commercial rights following clinical development, we may seek approval to market our product candidates in the United States, the European Union and other selected jurisdictions. Market acceptance and sales of our product candidates, if approved, in both domestic and international markets will depend significantly on the availability of adequate coverage and reimbursement from third-party payers for any of our product candidates and may be affected by existing and future healthcare reform measures. Third-party payers, such as government authorities, private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. See section entitled “Information on the Company – Pharmaceutical coverage, pricing and reimbursement.”

We cannot be certain that coverage and adequate reimbursement will be available for any of our products or product candidates, if approved. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, any of our product candidates, if approved. If reimbursement is not available or is available on a limited basis for any of our products or product candidates, if approved, we may not be able to commercialize successfully any such product candidate.

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

In certain countries, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct additional clinical trials that compare the cost-effectiveness of our product candidates to other available therapies. In the United States, Medicare and Medicaid are significant third party payors. Medicare is administered by the Centers for Medicare & Medicaid Services (CMS), an agency within the U.S. Department of Health and Human Services (HHS) and Medicaid is administered jointly by CMS and the individual states. Obtaining adequate coverage and reimbursement under Medicare and Medicaid is important for new drug products. Additionally, private payors may adopt coverage policies or reimbursement methodologies similar to Medicare. Reimbursement by a third-party payer may depend upon a number of factors, including the third-party payor's determination that use of a product is: a covered benefit under its health plan; safe, effective and medically necessary; appropriate for the specific patient; cost-effective; and neither experimental nor investigational. Novel and expensive cell therapies like CAR-T cell therapies have experienced and continue to experience coverage and reimbursement challenges. For example, Medicare only covers CAR-T cell therapies that meet specific criteria set forth in a national coverage decision. Other third party payors may impose coverage criteria more extensive than compliance with FDA labeling. If reimbursement of any of our products or product candidates, if approved, is unavailable or limited in scope or amount in a particular country, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability of our products in such country.

The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we have or will obtain marketing approval.

Legislative and regulatory activity may exert downward pressure on potential pricing and reimbursement for any of our product candidates, if approved, that could materially affect the opportunity to commercialize.

The United States and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell any of our products or product candidates profitably, if approved. Among policy-makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. See section entitled “Information on the Company – Patient Protection and Affordable Care Act and Healthcare Reform.” We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may adversely affect:

●	the demand for any of our product candidates, if approved;
●	the ability to set a price that we believe is fair for any of our product candidates, if approved;
●	our ability to generate revenues and achieve or maintain profitability;
●	the level of taxes that we are required to pay; and
●	the availability of capital.

We expect that the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or, collectively, the ACA, as well as other healthcare reform measures that may be adopted in the future in any jurisdiction, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or successfully commercialize our products or product candidates.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical and biologic products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations or regulations, guidance or interpretations of other regulatory authorities will be changed, or what the impact of such changes on the marketing approvals of our products or product candidates, if any, may be. In addition, increased scrutiny by Congress of the

FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products or product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

We expect that the healthcare reform measures that have been adopted and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs in the United States or in other jursidictions may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or successfully commercialize our products.

Risks related to product development and regulatory approval

We are also dependent on the success of our other clinical-stage product candidates, such as our inflammation candidates (such as filgotinib, GLPG3667, and GLPG5101) and our oncology candidates (such as GLPG5101, GLPG5201, and GLPG5301). We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

We anticipate to start Phase 3 trials with filgotinib in axial spondyloarthritis (AxSpA) in 2023. Our business and future success is substantially dependent on our ability to further commercialize filgotinib and to develop, obtain additional regulatory approval for, and then successfully commercialize filgotinib for additional indications. Our business and future success also depend on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize our other clinical-stage immunology and oncology product candidates, including GLPG3667, GLPG5101, GLPG5201 and GLPG5301.

Our product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, a commercial organization, substantial investment and significant marketing, sales and distribution efforts before any revenues can be generated from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, the EMA, the MHRA, or any other comparable regulatory authority such as the MHLW, and we may never receive such regulatory approval for any of our product candidates. We cannot assure you that our clinical trials for filgotinib (in AxSpA), GLPG3667, GLPG5101, GLPG5201, GLPG5301 and other product candidates will be completed in a timely manner, or at all, or that we will be able to obtain approval from the FDA, the EMA, the MHRA, the MHLW, or any other comparable regulatory authority for any of these product candidates. We cannot be certain that we will advance any other product candidates into clinical trials. If any of filgotinib in AxSpA, GLPG3667, GLPG5101, GLPG5201, GLPG5301 or any future product candidate is not approved and commercialized, we will not be able to generate any product revenues for that product candidate. Moreover, any delay or setback in the development of any product candidate could adversely affect our business and cause the price of the American Depositary Shares, or ADSs, or our ordinary shares to fall.

Due to our limited resources and access to capital in the past, we have decided to prioritize development of certain product candidates and may have forgone the opportunity to capitalize on product candidates or indications that may ultimately have been more profitable or for which there was a greater likelihood of success.

Because we had limited resources in the past, we had to decide which product candidates to pursue and the resources to allocate to each. As of year-end 2022, we implemented a new innovation R&D model focusing on the therapeutic areas of immunology and oncology. Consequently, we are currently primarily focused on the commercialization of filgotinib in RA and UC, and the development of filgotinib in AxSpA, as well as on advancing our clinical-stage pipeline, including filgotinib (for additional indications), GLPG3667, GLPG5101, GLPG5201 and GLPG5301. Our decisions concerning the allocation of research, collaboration, management, commercial and financial resources toward particular compounds, products or product candidates or therapeutic areas may not lead to the development of additional viable commercial products, we may forgo or delay the pursuit of opportunities with other product candidates, or for other indications that may prove to have greater commercial potential. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our products or product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

The regulatory approval processes of the FDA, the EMA, the MHRA, the MHLW and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable which may affect the commercial viability of our products or product candidates in development. If we are unable ultimately to obtain regulatory approval for our products or product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, the EMA, the MHRA, the MHLW and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Although we and Gilead have received regulatory approval for filgotinib in the European Union, Great Britain, and Japan for the treatment of RA and UC, it is possible that none of our other existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

●	the FDA, the EMA, the MHRA, the MHLW or other comparable regulatory authorities may disagree with the design or implementation of our clinical trials;
●	we may be unable to demonstrate to the satisfaction of the FDA, the EMA, the MHRA, the MHLW or other comparable regulatory authorities that a product candidate is safe and effective for its proposed indication;
●	the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA, the MHRA, the MHLW or other comparable regulatory authorities for approval;
●	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
●	filgotinib and many of our product candidates are developed to act against targets discovered by us, and because a number of our products and product candidates are novel mode of action compounds, they can carry an additional risk regarding the desired level of efficacy and safety profile;
●	the FDA, the EMA, the MHRA, the MHLW or other comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
●	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, supplemental NDA, biologics license application, or BLA, or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;
●	the FDA, the EMA, the MHRA, the MHLW or other comparable regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies, or such processes or facilities may not pass a pre-approval inspection; and
●	the approval policies or regulations of the FDA, the EMA, the MHRA, the MHLW or other comparable regulatory authorities may change (in particular, the regulatory requirements and guidance with respect to cell therapy products are still evolving) or differ from one another significantly in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our collaboration partners’ failure to obtain regulatory approval to market filgotinib in AxSpA, GLPG3667, GLPG5101, GLPG5201, GLPG5301 and/or other product candidates, which would harm our business, results of operations and prospects significantly. In addition, even if we were to obtain additional approvals, regulatory authorities may approve any of our products or product candidates for fewer or more limited indications or patient populations than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product or product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In certain jurisdictions, regulatory authorities may not approve the price we intend to charge for our products. Any of the foregoing scenarios could materially harm the commercial prospects for our products or product candidates.

We cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even though we have successfully obtained regulatory approval for filgotinib in several jurisdictions and even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights or share in revenues from the exercise of such rights. If the markets for patient subsets that we are targeting (such as AxSpA) are not as significant as we estimate, we may not generate significant revenues from sales of such products or product candidates, if approved.

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

In connection with our global clinical trials, we are obligated to comply with the requirements of local regulatory authorities in each jurisdiction where we execute and locate a clinical trial. Local regulatory authorities can request specific changes to the clinical protocol or specific safety measures that differ from the positions taken in other jurisdictions. For example, filgotinib received approval in RA and UC from the EMA in the European Union, the MHRA in Great Britain, and the MHLW in Japan, yet a complete response letter, or CRL, in RA from the FDA in the United States. The FDA, EMA, the MHRA, and MHLW will receive the full data from the MANTA and MANTA-RAy male semen parameter studies conducted in parallel to the FINCH Phase 3 program in RA. We cannot assure that the same view of the MANTA and MANTA-RAy results will be adopted by regulatory authorities at the marketing authorization stage, now that filgotinib received marketing authorization in the EEA, Great Britain, and Japan for RA and UC. The FDA or other regulatory authorities may approve different labels, including for whom the drug is indicated or require different warnings or precautions, or impose dosing restrictions that differ from the approved dosing regimen in other jurisdictions, and these differences could have a material adverse effect on our ability to commercialize our products in these jurisdictions. Regulatory authorities could also not approve our applications, which would adversely affect our business prospects and ability to achieve or sustain profitability.

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

If the FDA, EMA, the MHRA, the MHLW, or any other comparable regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements and continued compliance with current good manufacturing practices, or cGMPs, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. Manufacturers and other parties involved in the drug supply chain for prescription drug and biological products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

●	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;
●	fines, untitled or warning letters or holds on clinical trials;
●	imposition by the FDA, the EMA, the MHLW, or any other comparable regulatory authority of more restrictive labeling, including label updates and adjustments;
●	refusal by the FDA, the EMA, the MHLW, or any other comparable regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product approvals or licenses;
●	product seizure or detention, or refusal to permit the import or export of products; and
●	injunctions or the imposition of civil or criminal penalties.

For example, the MHRA has assigned a black triangle to filgotinib, indicating that it is on a list of medicines subject to additional monitoring. Additionally, in February 2022 the EMA announced that its Pharmacovigilance Risk Assessment Committee (PRAC), the EMA’s safety committee, started a safety review of JAK inhibitors used to treat certain chronic inflammatory disorders, including filgotinib. This safety study intended to investigate whether certain serious risks associated with the JAK inhibitors Xeljanz (tofacitinib) and Olumiant (baricitinib) are associated with all JAK inhibitors authorized in the EU for the treatment of inflammatory disorders. Further, while we and Gilead elected in 2020 not to pursue approval and commercialization of filgotinib in the U.S., in 2021, the FDA announced that following completion of its review of a safety study of Xeljanz (tofacitinib), it would require revisions to the Boxed Warning, the FDA’s most prominent warning, for Xeljanz and certain other JAK inhibitors that are the subject of the EMA’s review to include information about the risks of serious heart-related events, cancer, blood clots and death.

In November 2022, the Committee for Medicinal Products for Human Use (CHMP), the EMA’s scientific committee, announced that it has endorsed PRAC’s recommendation to add measures to minimize risk of serious side effects with JAK inhibitors for chronic inflammatory disorders by updating the product labels of all JAK inhibitors to include a precautionary approach for patients aged 65 years or above, those at increased risk of major cardiovascular problems (such as heart attack or stroke), those who smoke or have done so for a long time in the past and those at increased risk of cancer. For those at-risk patients, the recommendation is that JAK inhibitors, including filgotinib, should be used only if no suitable treatment alternatives are available. The CHMP followed PRAC’s recommendation that JAK inhibitors should be used with caution in patients with risk factors for blood clots in the lungs and in deep veins (venous thromboembolism, VTE) other than those listed above.

Following the adoption by the CHMP, the European Commission approved this decision on 10 March, 2023.

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

Based on preclinical findings, we expect that filgotinib, if approved in the U.S. or in other additional jurisdictions, may have a labeling statement warning female patients of childbearing age to take precautionary measures of birth control to protect against pregnancy. In animal toxicology studies in the preclinical phase, filgotinib at an exposure dose above the approved dose in humans induced adverse effects on semen parameters. We and Gilead conducted dedicated male semen analysis studies in CD and UC patients (MANTA) and in RA, psoriatic arthritis, or PsA, and ankylosing spondylitis, or AS, patients (MANTA-RAy).

We submitted a type II variation application to the EMA in June 2022, supported by interim data on the primary, secondary and exploratory endpoints at Week 13 and 26 for subjects who met a prespecified sperm decrease at these timepoints (up to Week 52) from the ongoing MANTA and MANTA-RAy studies, investigating the potential effect of filgotinib use on semen parameters and sex hormones in adult patients with IBD and various RC.

Following assessment of the interim data by the CHMP, it was concluded in the CHMP opinion that the data did not reveal a difference between treatment groups in the proportion of patients who had a 50% or more decrease from baseline in semen parameters at Week 13 (pooled primary endpoint: filgotinib 6.7%, placebo 8.3%) and at Week 26. Further, the CHMP concluded that the data did not show any relevant changes in sex hormone levels or change from baseline in semen parameters across treatment groups. Overall, CHMP concluded that these clinical data were not suggestive of filgotinib-related effects on testicular function. We received a positive CHMP opinion for the European label update of filgotinib based on testicular safety data from MANTA/RAy studies.

Following the positive CHMP opinion, the language in the section of the Special Warnings and Precautions about the potential effect of filgotinib on sperm production and male fertility will be removed from the Summary of Product Characteristics (SmPC).

In Japan and other jurisdictions where filgotinib has been approved for RA and UC, those regulatory authorities could impose new labeling or other requirements upon learning of new information related to filgotinib.

Even if filgotinib receives additional regulatory approval or marketing authorization, the FDA or other regulatory authorities may impose dosing restrictions that differ from the approved dosing regimens in other jurisdictions.

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

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and preclinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example (without any limitation), testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical studies may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of preclinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our product candidates, as well as studies and trials of other products with similar mechanisms of action to our product candidates, may not be predictive of the results of ongoing or future clinical trials. For example (without any limitation), the positive results generated to date in preclinical studies and Phase 1, Phase 2 and Phase 3 clinical trials for filgotinib in RA and UC and in the Phase 2 clinical trials for CD do not ensure that later clinical trials, including any post-approval clinical trials for approved products, will continue to demonstrate similar results or observations. For our point-of-care cell therapy product candidates which are in Phase 1/2 of clinical development, dose escalation and dose expansion cohort data are required to establish the dose for pivotal trials, and durability of response can only be established based on longer term follow up of patients who received therapy. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will as well. Based upon negative or inconclusive results, we or our collaboration partners may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

●	obtaining regulatory authorization to commence a trial;
●	reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	obtaining Institutional Review Board, or IRB, or ethics committee approval at each site;
●	obtaining regulatory concurrence on the design and parameters for the trial;
●	obtaining approval for the designs of our clinical development programs for each country targeted for trial enrollment;
●	recruiting suitable patients to participate in a trial, which may be impacted by the number of competing trials that are enrolling patients;
●	having patients complete a trial or return for post-treatment follow-up;
●	clinical sites deviating from trial protocol or dropping out of a trial;
●	adding new clinical trial sites;
●	for our point-of-care cell therapy product candidates, adding new manufacturing sites;
●	manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of comparator drug for use in clinical trials;
●	the availability of adequate financing and other resources;
●	the ongoing COVID-19 pandemic; or
●	the ongoing armed conflict between Russia and Ukraine, and sanctions against Russia.

We could encounter delays if a clinical trial is suspended or terminated by us, our collaboration partners, by the IRBs or ethics committees of the institutions in which such trials are being conducted, or by the FDA, the EMA, the MHRA, MHLW, or other comparable regulatory authorities, or recommended for suspension or termination by the Data Monitoring Committee, or the DMC, for such trial. A suspension or termination, including in some cases a clinical hold, may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA, the MHRA, MHLW, or other comparable regulatory authorities, safety issues or adverse side effects, including those seen in the class to which our product candidates belong, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. For example (without limitation), it is possible that safety issues or adverse side effects could be observed in trials for filgotinib in RA, UC, and CD; for GLPG3667 or GLPG5101 in immunology, and for GLPG5101, GLPG5201 or GLPG5301 in oncology, which could result in a delay, suspension or termination of the ongoing trials of filgotinib (in one or more indications), GLPG3667, GLPG5101, GLPG5201, and GLPG5301. If we experience delays in the completion of, or experience a termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed or prevented. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If filgotinib in AxSpA, GLPG3667, GLPG5101, GLPG5201, or GLPG5301, or any other product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be materially harmed.

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

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our drug discovery and development efforts may target diseases and conditions that are already addressed by existing therapies or by product candidates that are being developed by our competitors, many of which have substantially greater resources, larger research and development staffs and facilities, more experience in completing preclinical testing and clinical trials, and more or better formulation, marketing and manufacturing capabilities than we do. As a result of these resources, our competitors may develop drug products that render our products and product candidates obsolete or noncompetitive by developing more effective drugs or by developing their products more efficiently. Our ability to develop competitive products would be limited if our competitors succeed in obtaining regulatory approvals for product candidates more rapidly than we are able to or in obtaining patent protection or other intellectual property rights that limit our drug development efforts. We depend upon our management team to develop and successfully implement strategies for us to obtain regulatory approvals for our selected product candidates more speedily than our competitors and to obtain and maintain patent protection and other intellectual property rights that protect our drug development efforts. Any drug products resulting from our research and development efforts, or from our joint efforts with collaboration partners or licensees, might not be able to compete successfully with our competitors’ existing and future products, or obtain regulatory approval in the United States, European Union or elsewhere. Further, we may be subject to additional competition from alternative forms of treatment, including generic or over-the-counter drugs.

In the field of RA, therapies include conventional synthetic disease-modifying antirheumatic drugs (csDMARDs), such as methotrexate, which is considered the standard-of-care for the treatment of RA. In fact, both the European Alliance of Associations for Rheumatology (EULAR) recommendations and the American College of Rheumatology guidelines recommend inclusion of methotrexate in first-line therapies for patients with RA. Given that csDMARDs may be ineffective for some patients with RA or cause side effects, additional therapies for patients who do not respond adequately or who are intolerant to standard-of-care treatments are needed. Accordingly, in addition to csDMARDS, biological DMARDs, such as monoclonal antibodies targeting TNF, like AbbVie’s Humira, or against IL-6 Receptor (IL-6R) like Roche’s RoActemra in EU, and Actemra as marketed in the US, have been developed. These biologics which must be delivered via injection or infusion. In November 2012, Xeljanz, marketed by Pfizer, was approved by the FDA as an oral treatment of adult patients with RA who have had an inadequate response to, or who are intolerant to, MTX. Xeljanz was approved by the EMA in 2017. Olumiant, a once-daily JAK1/2 inhibitor, marketed by Eli Lilly, was approved by the EMA for RA with 2 dosages in 2017 and by the FDA in 2018. A JAK inhibitor called Rinvoq which received approval for use with 1 dosage in RA from FDA and EMA in 2019 and in UC from FDA and EMA in 2022 is marketed by AbbVie. Filgotinib (Jyseleca), developed by us in collaboration with Gilead, is a preferential JAK1 inhibitor approved in 2020 for use in RA with 2 dosages and in 2022 in UC in European Union, Great Britain and Japan. We expect that Jyseleca is competing with all of these advanced therapies now that it is marketed. If generic or biosimilar versions of these therapies are approved, we would also expect Jyseleca to compete against these versions of the therapies.

In the field of AxSpA, Axial spondyloarthritis (AxSpA) is an umbrella term that includes different inflammatory diseases primarily targeting the sacro-iliac joints and the spine. The most notable diseases of the AxSpA group are radiographic AxSpA (r-AxSpA; also known as ankylosing spondylitis, AS) and non-radiographic AxSpA (nr-AxSpA). The latter was introduced by the Assessment in SpondyloArthritis International Society (ASAS) to classify a group of patients who did not meet criteria for radiographic sacroiliitis but still experienced a burden of disease comparable to patients with well-defined AS. The disease usually arises in the third decade of life and is characterised by a chronic course, flares and high permanent invalidity rates. Next to physiotherapy, pharmacological therapy to treat signs and symptoms of the disease is based on the use of NSAIDs. In patients who do not respond or cannot tolerate first line treatments, biologic anti-rheumatic disease modifying (bDMARDs) drugs such as anti-TNF and IL-17 can be used. These include AbbVie’s Humira (AS only in US), UCB’s Cimzia (severe only in EU), Novartis’ Cosentyx and Lilly’s Taltz. Bimzelix (bimekizumab) from UCB is currently under regulatory review for AS and nr-AxSpA and Netakimab (BCD-085) from Biocad is in Phase 3 for AS. Inhibition of the JAK pathway with tsDMARDs has recently shown to be a good additional strategy to effectively manage AxSpA. Both tofacitinib and upadacitinib have been approved in the European Union (EU) for the treatment of adult patients with active AS who have responded inadequately to conventional therapy. Furthermore, upadacitinib has been approved in the EU for the treatment of active non-radiographic axial spondyloarthritis (nrAxSpA) in adult patients with objective signs of inflammation, as indicated by elevated C-reactive protein (CRP) and/or MRI, who have responded inadequately to NSAIDs.

In the field of UC, first line therapies are oral (or local) treatments with several low-cost generic compounds such as mesalamine. Steroids such as budesonide are also used in UC. For more advanced therapy, monoclonal antibodies with various targets such as TNF and more recently, integrins such as vedolizumab (Entyvio, marketed by Takeda) are approved. We are also aware of other biologics currently approved or in clinical development for these indications, such as ustekinumab (Stelara), developed by Johnson & Johnson, which is approved for UC, and binutuzumab (Skyrizi), developed by AbbVie and under development for UC. Celgene/BMS has a new oral therapy, ozanimod (Zeposia), approved in UC. Pfizer’s Xeljanz was approved by the FDA for UC in 2018. Filgotinib (Jyseleca) is approved in the European Union, Great Britain and Japan for UC. Abbvie’s Rinvoq is approved for UC. The number of treatments for UC presents a substantial level of competition for any new treatment entering the IBD market. We expect that Jyseleca competes with all of these therapies now marketed for UC. If generic or biosimilar versions of these therapies are approved, we would also expect Jyseleca to compete against these versions of the therapies.

In the field of dermatomyositis (DM), DM is commonly treated with physical therapy, exercise and medication including corticosteroids, immunosuppressants or recently immunoglobulin treatment. Treatment of this disease has relied for many years on off-label medication and in 2021 the FDA approved immunoglobulin treatment Octagam, based on the Phase 3 ProDerm trial of Octapharma.

In the field of SLE, corticosteroids, antimalarials and immunosuppressants are commonly used to control lupus disease activity. Only two products are approved to treat SLE, both as add-on therapy: Belimumab (Benlysta) (anti-BAFF) from GSK and recently anifrolumab (Saphnelo) (anti-IFN) from Astra Zeneca. There are currently 8 product at Phase 3 for SLE, only two of which are oral – deucravacitinib (Sotyktu) (TYK2) from BMS and cenerimod (S1P1) from Idorsia. .

In the field of hematologic malignancies, such as Non-Hodgkin’s Lymphoma (NHL), Chronic Lymphocytic Leukemia (CLL) and Multiple Myeloma (MM), there are many approved therapies or therapies in development (chemotherapy, BTKi, antibodies, bispecific antibodies, antibody drug conjugates, CAR-Ts, cytokines, NK and T-cell engagers, etc.) and many different types of cell therapy in development (allogeneic / autologous, T / NK / CAR-NK, TIL, TCR-T, dendritic, etc.) which creates a highly competitive environment. New technologies and therapies such as in vivo modification of immune cells may further disrupt this market in the long-term. Six CAR T treatments have been approved for hematological cancers: Novartis’ Kymriah (CD19 CAR T), Gilead/Kite’s Yescarta (CD19 CAR T), Tecartus (CD19 CAR T), J&J’s Carvykti (BCMA CAR T) BMS’ Breyanzi (CD19 CAR T) and Abecma (BCMA CAR T).

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

For example (without any limitation), the ISABELA Phase 3 program in IPF was discontinued in February 2021, prior to recruitment completion. The decision was based on the recommendations of the Independent Data Monitoring Committee (IDMC) which, following a regular review of unblinded data, concluded that ziritaxestat’s benefit-risk profile no longer supported continuing these studies.

If one or more of our products or product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw approvals of such product;
●	regulatory authorities may require additional warnings on the label or impose updates to the label;
●	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;
●	we could be sued and held liable for harm caused to patients; and
●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product or product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Our future clinical trials or those of any of our collaborators may reveal significant adverse events not seen in our preclinical studies or earlier clinical trials and result in a safety profile that could inhibit regulatory approval or market acceptance of any of our product candidates.

If significant adverse events or other side effects are observed in any of our clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our trials, we may be required to pause, delay, or abandon the trials or our development efforts of one or more product candidates altogether, we may be required to have more restrictive labeling, including updates and adjustments of product labels, or we may experience the delay or denial of regulatory approval by the FDA, EMA, MHRA, the MHLW, or other applicable regulatory authorities. We, the FDA, or other applicable regulatory authorities, or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects or patients in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause adverse events or other side effects that prevented their further development. Even if any such adverse events or other side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies.

Cell therapies are novel, complex, and difficult to manufacture and we may not be successful in our efforts to develop and commercialize such therapies.

In June 2022, we acquired CellPoint and AboundBio with the aim to enter the space of oncology. Through the acquisitions of CellPoint and AboundBio, respectively, we gained access to an innovative, scalable, decentralized and automated point-of-care cell therapy supply model as well as fully human antibody-based therapeutics platform. CellPoint has developed, in a strategic collaboration with Lonza, a novel point-of-care supply model, which offers the potential for efficient, 7-day delivery of CAR-T therapies and avoids complex logistics, thereby addressing important limitations of current CAR-T treatments. The platform that we use consists of end-to-end xCellit workflow management and monitoring software and Lonza’s Cocoon® platform, a functionally closed, automated manufacturing platform for cell and gene therapies.

The manufacturing processes that we use to produce our product candidates for human therapeutics are complex, novel, have not been validated for commercial use and are subject to multiple risks. Several factors could cause production interruptions, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error, or disruptions in the operations of our suppliers. Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic often cannot be fully characterized. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. Accordingly, it is necessary to employ multiple steps to control our manufacturing process to assure that the product candidate is made strictly and consistently in compliance with the process. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims, or insufficient inventory.

In addition, the manufacture of our point-of-care cell therapy product candidates involves complex processes, such as harvesting and transporting cells from every patient to Lonza’s Cocoon® system, engineering the cells ex vivo to express a specific biologic receptor for a specific target, and finally transporting the point-of-care cell therapy product candidates from Lonza’s Cocoon® system back to the patient for infusion into the patient. As a result of the complexities, the manufacturing process for our point-of-care cell therapy product candidates is more variable and difficult to reproduce than traditional small molecule chemical compounds or biologics. Our manufacturing process may be susceptible to product loss or failure due to logistical issues associated with the collection of patients’ cells and the infusion of the patient with our point-of-care cell therapy product candidates. Product loss or failure may also be caused by a number of factors, including manufacturing issues associated with the variability in patient material, interruptions in the manufacturing process, contamination, equipment failure, assay failures, improper installation or operation of Lonza’s Cocoon® system, vendor or operator error, inconsistency in cell growth, and variability in product characteristics.

If for any reason a patient’s starting material is lost, or if any point-of-care cell therapy product candidate does not meet the preset specifications, the manufacturing process for that patient will need to be restarted, sometimes including the re-collection of cells from the patient, and the resulting delay may adversely affect that patient’s outcome. It may even happen that failed product candidate manufacture may prevent a patient from receiving our point-of-care cell therapy product candidates. If microbial, environmental or other contaminations are discovered in our point-of-care cell therapy product candidates or in the third-party facilities in which our point-of-care cell therapy product candidates are manufactured through Lonza’s Cocoon® system, delays can occur and such facilities can be closed. If such contaminations or other product quality issues are not discovered and if as a result thereof patients are exposed to a health risk, we may be held liable. Our insurance may not cover those cases, or the financial coverage may not be sufficient. Because our point-of-care cell therapy product candidates are manufactured specifically for each individual patient, vendors and operators will be required to maintain a chain of identity with respect to the patient’s cellular material as it moves from the patient through the Cocoon® point-of-care manufacturing process, and back to the patient for infusion. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including clinical hold or other suspension or termination of our clinical trials or withdrawal of our point-of-care cell therapy products from the market, if approved.

Further, as product candidates are developed through preclinical to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as point-of-care manufacturing methods, are altered along the way to optimize processes and results. Such changes carry the risk that they will not achieve their intended objectives, and any of these changes could cause our point-of-care cell therapy product candidates or our manufacturing process to perform differently and affect the results of planned clinical trials or other future clinical trials or otherwise necessitate the conduct of additional studies, which can be costly and time-consuming. We and our vendors may not successfully establish a robust point-of-care production process, including quality release and monitoring process, that fulfills the requirements of the FDA, the EMA and comparable regulatory authorities. There can be no assurance that Lonza’s Cocoon® system for our point-of-care cell therapy product candidates is viable and can be effectively scaled up or transferred to third party vendors and operators for commercialization. We are dependent on a third party for the end-to-end xCellit workflow management and monitoring software and if there are any issues with this software, we may be unable to obtain regulatory approval for our product candidates.

Any failure to follow regulatory requirements or any delay, interruption or other issues that arise in the manufacture or storage of our product candidates as a result of a failure of our facilities or the facilities and operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our point-of-care cell therapy product candidates. Point-of-care cell therapy product candidates that have been produced and stored for later use may degrade, become contaminated or suffer other quality defects, which may cause the affected point-of-care cell therapy product candidates to no longer be suitable for their intended use. Furthermore, if our vendors or operators fail to deliver the required commercial quantities or supply of our point-of-care cell therapy product candidates on a timely basis and at reasonable costs, we would likely be unable to meet demand for our point-of-care cell therapy product candidates, and we would lose potential revenues.

In addition, the manufacturing process and facilities used to produce our point-of-care cell therapy product candidates through our Cocoon® system are subject to FDA, the EMA and comparable regulatory authority approval processes and compliance with applicable Good Manufacturing Practices, and we and our vendors and operators will need to meet all applicable regulatory authority requirements on an ongoing basis, including requirements pertaining to quality control, quality assurance, and the maintenance of records and documentation. The FDA, the EMA and comparable regulatory authorities enforce these requirements through facility inspections. In the EU, the national competent authorities are responsible for manufacturing facility inspections, but the EMA plays a coordinating role in ensuring that standards are enforced consistently throughout the EU. Facilities using our point-of-care manufacturing process, including Lonza’s Cocoon® system, must be approved by the FDA, national competent authorities in the EU or comparable regulatory authorities. Vendors and operators are also subject to continuing FDA, EMA and comparable regulatory authority compliance.

Our own or third parties’ facilities where Lonza’s Cocoon® system is in use may be unable to comply with these regulatory requirements. Poor control of production processes can lead to the introduction of contaminants, or to inadvertent changes in the properties or stability of our point-of-care cell therapy product candidates that may not be detectable in final product testing. If we or our vendors and operators are unable to reliably produce product candidates to specifications acceptable to the FDA, the EMA or comparable regulatory authorities, or in accordance with the strict regulatory requirements, we may not obtain or maintain the approvals we need to commercialize our point-of-care cell therapy product candidates. Even if we obtain regulatory approval for any of our point-of-care cell therapy product candidates, there can be no assurance that either we or our third party vendors or operators will be able to manufacture the approved product to specifications acceptable to the FDA, the EMA or comparable regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Deviations from manufacturing requirements may further require remedial measures that may be costly and/or time-consuming for us or a third party to implement and may include the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business.

Even to the extent we use vendors or operators for Lonza’s Cocoon® system, we are ultimately responsible for the manufacturing of our point-of-care cell therapy product candidates. A failure to comply with regulatory requirements may result in regulatory enforcement actions against our vendors or operators or us, including fines and civil and criminal penalties.

Patients receiving T cell-based immunotherapies may experience serious adverse events, including neurotoxicity and cytokine release syndrome. Serious adverse events or undesirable side effects associated with our CAR T product candidates may result in delays, clinical holds, or terminations of our preclinical or clinical trials, impact our ability to obtain regulatory or marketing approval, and impact the commercial potential of such product candidates, which will significantly harm our business, financial condition and prospects.

We are currently developing CAR-T product candidates, including (1) GLPG5101, a CD19 CAR-T product candidate manufactured at point-of-care for which we aim to start clinical development in rSLE in 2023; (2) GLPG5101 and GLPG5201, CD19 CAR-T product candidates manufactured at point-of-care, currently in Phase 1/2 in rrNHL and rrCLL, respectively; and (3) GLPG5301, a BCMA CAR-T product candidate manufactured at point-of-care, for which we plan to start clinical development in rrMM. In previous and ongoing clinical studies, including our current studies, involving CAR-T products and product candidates, patients experienced side effects such as neurotoxicity and cytokine release syndrome. There have been life-threatening events related to severe neurotoxicity and cytokine release syndrome, requiring intense medical intervention such as intubation or vasopressor support, and in several cases, resulted in death. Severe neurotoxicity is a condition that is currently defined clinically by cerebral edema, confusion, drowsiness, speech impairment, tremors, seizures, or other central nervous system side effects, when such side effects are serious enough to lead to intensive care. In some cases, severe neurotoxicity was thought to be associated with the use of certain lymphodepletion regimens used prior to the administration of the CAR-T products. Cytokine release syndrome is a condition that is currently defined clinically by certain symptoms related to the release of cytokines, which can include fever, chills, low blood pressure, when such side effects are serious enough to lead to intensive care with mechanical ventilation or significant vasopressor support. The exact cause or causes of cytokine release syndrome and severe neurotoxicity in connection with treatment of CAR-T products is not fully understood at this time. In addition, patients have experienced other adverse events in these studies, such as a reduction in the number of blood cells (in the form of neutropenia, thrombocytopenia, anemia or other cytopenias), febrile neutropenia, chemical laboratory abnormalities (including elevated liver enzymes), and renal failure.

Undesirable side effects caused by any of our CAR-T product candidates targeting rrNHL, rrCLL, or BCMA, could cause us or regulatory authorities to interrupt, delay or halt preclinical or clinical studies and could result in restrictions on the labeling, distribution, or marketing of any approved products or a requirement to conduct potentially costly post-approval studies or the delay or denial of marketing approval by the FDA or other comparable foreign regulatory authorities. Side effects and toxicities associated with any of or product candidates, if approved, as well as the warnings, precautions, and requirements listed in the prescribing information, could affect the willingness of physicians to prescribe, and patients to use, such product candidates, if approved, and negatively affect market acceptance and commercial sales. In some cases, side effects such as neurotoxicity or cytokine release syndrome have resulted in clinical holds of ongoing clinical trials and/or discontinuation of the development of the product candidate. Results of our studies could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the studies or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from engineered cell therapies are not normally encountered in the general patient population and by medical personnel. Medical personnel may need additional training regarding engineered cell therapies to understand their side effects. Complexity of the potential side effects of engineered cell therapies , associated with the potential presence of comorbidities, could result in deaths. Any of these occurrences may harm our business, financial condition and prospects significantly.

If we or others identify undesirable side effects caused by our product candidates, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may not approve our CAR-T product candidates, or, if such product candidates are approved, may limit or withdraw such approval;
●	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication, if our product candidates are approved;
●	if our product candidates were approved, regulatory authorities may require a REMS plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools;
●	we may be subject to regulatory investigations and government enforcement actions;
●	we could be sued and held liable for injury caused to individuals exposed to or taking our product candidates; and
●	our reputation may suffer.

Negative public opinion and increased regulatory scrutiny of cell therapies and cellular research may damage public perception of our CAR-T product candidates, and any future products or adversely affect our ability to conduct our business or obtain and maintain marketing approvals for our CAR-T product candidates.

Public perception may be influenced by claims that cell therapy, including cell editing technologies, is unsafe or unethical, and research activities and adverse events in the field, even if not ultimately attributable to us or our CAR-T product candidates, could result in increased governmental regulation, unfavorable public perception, challenges in recruiting patients to participate in our clinical studies, potential regulatory delays in the testing or approval of our CAR-T product candidates, labeling restrictions for any future approved CAR-T products, and a decrease in demand for any such product. More restrictive government regulations or negative public opinion would have a negative effect on our business or financial condition and may delay or impair the development and commercialization of our CAR-T product candidates or demand for any approved products.

Delays in obtaining regulatory approval of manufacturing processes and facilities or disruptions in manufacturing processes may delay or disrupt our commercialization efforts.

Before we can begin to commercially manufacture our product candidates for human therapeutics, the FDA must review for the applicable manufacturing process and facilities as part of its review of our marketing application. This will likely require the manufacturing facilities to pass a pre-approval inspection by the FDA. A manufacturing authorization must also be obtained from the appropriate European Union regulatory authorities or other comparable regulatory authorities.

In order to obtain FDA approval, we will need to ensure that all of the processes, methods, and equipment are compliant with cGMP and perform extensive audits of vendors, contract laboratories, and suppliers. If any of our vendors, contract laboratories or suppliers is found to be out of compliance with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation(s) or while we work to identify suitable replacement vendors. The cGMP requirements govern, among other things, quality control of the manufacturing process, raw materials, containers/closures, buildings and facilities, equipment, storage and shipment, labeling, laboratory activities, data integrity, documentation policies and procedures, and returns. In complying with cGMP, we will be obligated to expend time, resources, and efforts in production, record keeping, and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action that could adversely affect our business, results of operations, financial condition, and cash flows, including the inability to sell any products that we may develop.

Risks related to our financial position and need for additional capital

We have no historical profit from product sales and limited historical data on product revenues, which makes it difficult to assess our future prospects and financial results.

Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been generally limited to developing our technology and undertaking preclinical studies and clinical trials of our immunology and oncology product candidates, currently including filgotinib (in AxSpA), GLPG3667, GLPG5101, GLPG5201 or GLPG5301. We may not have the ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. We have only recently commenced our transition from clinical-stage to a commercial-stage company and continue to build a marketing and sales organization for the marketing, sales, and distribution of pharmaceutical products. We have limited experience as a commercial company, have no historical profit from product sales and limited historical data on product revenues. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

With the exception of the year ended December 31, 2019, we have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

With the exception of the year ended December 31, 2019, we have incurred significant operating losses since our inception in 1999. We reported net losses of €305.4 million for the year ended December 31, 2020, net losses of €103.2 million for the year ended December 31, 2021, and net losses of €218.0 million for the year ended December 31, 2022. Our losses resulted principally from costs incurred in research and development, preclinical testing, clinical development of our product and our product candidates as well as costs incurred for research programs, pre-commercial activities, commercial activities (as of 2020) and from general and administrative costs associated with our operations. In the future we intend to continue the aforementioned activities. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital. We expect to continue incurring significant research, development, and other expenses related to our ongoing operations, and to continue incurring operating losses for the foreseeable future.

We cannot be sure that we will generate significant revenues from sales of products for the foreseeable future. If any of our product candidates fail in clinical trials or do not gain regulatory approval, or if any of our products or product candidates, if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

Even with one approved product, filgotinib, and if one or more of our product candidates is approved for commercial sale and we retain commercial rights, we anticipate incurring significant costs associated with commercializing any such approved product candidate. Additionally, we may not achieve significant revenues from sales of products. Therefore, even if we are able to generate revenues from the sale of any approved product, we may not become or sustain profitable.

We may require substantial additional funding, which may not be available to us on acceptable terms, or at all.

Our operations have consumed substantial amounts of cash since inception. We are currently conducting clinical trials for filgotinib in AxSpA, GLPG3667, GLPG5101, GLPG5201, GLPG5301, and other immunology and oncology product candidates. Developing pharmaceutical product candidates, including conducting clinical trials, is expensive. We will require substantial additional future capital in order to complete clinical development and, if we are successful, to commercialize any of our current product candidates. If the FDA, or any other comparable regulatory agency, such as the EMA, requires that we perform studies or trials in addition to those that we currently anticipate with respect to the development of our product candidates, or repeat studies or trials, our expenses would further increase beyond what we currently expect, and any delay resulting from such further or repeat studies or trials could also result in the need for additional financing and other resources.

Our existing current financial investments and cash and cash equivalents may not be sufficient for us to complete advanced clinical development of our product candidates or, if applicable, to commercialize product candidates that would be approved. Accordingly, we may continue to require substantial additional capital to continue our clinical development activities and potentially engage in commercialization activities. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds and resources we will require to complete research and development and commercialize our product candidates. The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

●	the progress, costs, results of and timing of our ongoing and planned clinical trials;
●	our ability to reach milestones under our existing collaboration arrangements and enter into additional collaborative agreements for the development and commercialization of our product candidates;
●	the willingness of the FDA, EMA, the MHRA, the MHLW, and other comparable regulatory authorities to accept our clinical trials and preclinical studies and other work as the basis for review and approval of product candidates;
●	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA, the MHRA, the MHLW, and other comparable regulatory authorities;
●	whether our collaboration partners continue to collaborate with us on the development and commercialization of our product candidates;
●	the number of product candidates and indications that we pursue, whether developed internally or in-licensed;
●	the timing and costs associated with manufacturing our product candidates for clinical trials and other studies and, if approved, for commercial sale;
●	our need to expand our development activities and, potentially, our research activities;
●	the timing and costs associated with establishing sales and marketing capabilities;
●	the costs associated with our existing and future product sales, marketing, commercial manufacturing, and distribution activities;
●	the costs associated with adding new manufacturing sites for our point-of-care cell therapy product candidates;

●	market acceptance of any approved product candidates;
●	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;
●	the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
●	the extent to which we may be required to pay milestone or other payments under our in-license agreements and the timing of such payments;
●	our need and ability to hire additional management, development and scientific personnel; and
●	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

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

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect the Company’s current and projected business operations and its financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. In addition, on March 13, 2023, The Bank of England announced that, in consultation with the Prudential Regulation Authority (PRA), HM Treasury (HMT) and the Financial Conduct Authority (FCA), has taken the decision to sell Silicon Valley Bank UK Limited (SVBUK), the UK subsidiary of the US bank, to HSBC UK Bank Plc (HSBC). The Bank of England stated that all depositors’ money with SVBUK is safe and secure as a result of this transaction. The Bank of England further stated that SVBUK’s business will continue to be operated normally by SVBUK and that all services will continue to operate as normal and customers should not notice any changes.

Although we are not a borrower or party to any such instruments with SVB, SVBUK, Signature or any other financial institution currently in receivership or a similar proceeding, if any of our lenders or counterparties to any such instruments were to be placed into receivership or a similar proceeding, we may be unable to access such funds. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to SVB or SVBUK credit agreements and arrangements, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of SVB and the sale of SVBUK to HSBC, and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although we assess our banking and customer relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect the Company, the financial institutions with which the Company has credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which the Company has financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, the following:

●	delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;
●	delayed or lost access to, or reductions in borrowings available under revolving existing credit facilities or other working capital sources and/or delays, inability or reductions in the company’s ability to refund, roll over or extend the maturity of, or enter into new credit facilities or other working capital resources;
●	potential or actual breach of contractual obligations that require the Company to maintain letters of credit or other credit support arrangements;
●	potential or actual breach of financial covenants in our credit agreements or credit arrangements;
●	potential or actual cross-defaults in other credit agreements, credit arrangements or operating or financing agreements; or
●	termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our customers or suppliers, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a customer may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a customer or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts to us, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any customer or supplier bankruptcy or insolvency, or the failure of any customer to make payments when due, or any breach or default by a customer or supplier, or the loss of any significant supplier relationships, could result in material losses to us and may have a material adverse impact on our business.

Risks related to our reliance on third parties

We are heavily dependent upon our collaboration arrangements with Gilead and certain other third parties for the development and commercialization of our products and there can be no assurance that these arrangements will deliver the benefits we expect.

In July 2019, we entered into a 10-year global research and development collaboration with Gilead. In connection with our entry into the option, license and collaboration agreement, we received an upfront payment of $3.95 billion and a €960 million ($1.1 billion) equity investment from Gilead. Under the option, license and collaboration agreement, we will fund and lead all discovery and development autonomously until the end of the relevant Phase 2 clinical study. After the completion of a qualifying Phase 2 clinical study (or in certain circumstances, the first Phase 3 clinical study), Gilead will have the option to acquire an exclusive commercial license to that program in all countries outside of Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. In addition, we are heavily dependent on Gilead for the commercialization of filgotinib and the further development of filgotinib outside of Europe.

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

We may not be successful in establishing future development and commercialization collaborations, particularly given the scale of our collaborations with Gilead, and this could adversely affect, and potentially prohibit, our ability to develop and commercialize our product candidates.

Developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities, commercializing, and marketing approved products is expensive. Accordingly, we have sought and may in the future seek to enter into collaborations with companies that have more resources and experience. In the future, however, our ability to do so may be limited given the scale of the 10-year global research and development collaboration that we entered into with Gilead in July 2019. If Gilead declines to exercise its option and we are otherwise unable to obtain a collaboration partner for our product candidates, we may be unable to advance the development of our product candidates through late-stage clinical development and seek approval in any market. In situations where we enter into a development and commercial collaboration arrangement for a product candidate, we may also seek to establish additional collaborations for development and commercialization in territories outside of those addressed by the first collaboration arrangement for such product candidate. If any of our product candidates receives marketing approval, we may enter into sales and marketing arrangements with third parties with respect to otherwise unlicensed or unaddressed territories. Furthermore, there are a limited number of potential collaboration partners, and we expect to face competition in seeking appropriate collaboration partners. If we are unable to enter into any development and commercial collaborations and/or sales and marketing arrangements on acceptable terms, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates, and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon CROs to monitor and manage data for our preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and we control only certain aspects of their activities. We and our CROs also rely upon clinical sites and investigators for the performance of our clinical trials in accordance with the applicable protocols and applicable legal and regulatory requirements and scientific standards. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol and applicable legal and regulatory requirements and scientific standards, and our reliance on CROs as well as clinical sites and investigators does not relieve us of our regulatory responsibilities. We are required to, and do, have mechanisms in place to adequately manage, oversee and control our clinical trials, including selection of CROs, auditing activities, strong focus on set-up (during which deliverables, timelines and roles and responsibilities are defined), and strong oversight during the conduct of clinical trials. We, our CROs, as well as the clinical sites and investigators are required to comply with current Good Clinical Practices (GCPs), which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, investigators and clinical sites. If we, any of our CROs or any of the clinical sites or investigators fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA, the MHRA, MHLW, or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. We also cannot assure you that our CROs, as well as the clinical sites and investigators, will perform our clinical trials in accordance with the applicable protocols as well as applicable legal and regulatory requirements and scientific standards, or report the results obtained in a timely and accurate manner. In addition to GCPs, our clinical trials must be conducted with products produced under current Good Manufacturing Practice (cGMP) regulations. While we have agreements governing activities of our CROs, we have limited influence over the actual performance of our CROs as well as the performance of clinical sites and investigators. In addition, significant portions of the clinical trials for our product candidates are and will continue to be conducted outside of Belgium, which will make it more difficult for us to monitor CROs as well as clinical sites and investigators and perform visits of our clinical sites, and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials in accordance with the applicable protocols and compliance with applicable regulations, including GCPs, and scientific standards. Failure to comply with applicable protocols and regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process. Additionally, the performance of our CROs may also be delayed or disrupted by the ongoing COVID-19 pandemic, availabilities of staff, exposure of CRO staff to COVID-19 or re-prioritization of CRO resources as a result of the pandemic, or by the ongoing armed conflict between Russia and Ukraine, and sanctions against Russia.

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

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials and our approved products. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials and our approved products. We do not have any control over the process or timing of the acquisition of raw materials by our manufacturers, and delays may result for reasons beyond our control, including the COVID-19 pandemic or the ongoing armed conflict between Russia and Ukraine.

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

Via the acquisition of CellPoint on June 21, 2022, we gained access to a decentralized and automated point-of-care cell therapy supply model, which CellPoint B.V. had developed in a strategic collaboration with a third party, Lonza. The proprietary platform consists of the end-to-end xCellit workflow management and monitoring software and Lonza’s Cocoon® platform, a functionally closed, automated manufacturing platform for cell and gene therapies. Clinical studies with this decentralized supply model have been approved by regulatory authorities in Belgium, Spain, and the Netherlands. If, for any reason, the collaboration terminates or is otherwise materially changed and we are no longer entitled to use such technology platform, then we may be unable to secure alternatives to such technology and our research, development or other efforts may be interrupted or delayed, and our financial condition and results of operation may be materially adversely affected.

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

Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives. For example (without any limitation), others may be able to develop a product that is similar to, or better than, ours in a way that is not covered by the claims of our patents.

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

From time to time, courts and other governmental authorities in the United States, Europe, Japan, and other jurisdictions may change the standards of patentability and any such changes could have a negative impact on our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, because we operate in the highly technical field of development of therapies, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. It is our policy to enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors. These agreements generally require that the other party keeps confidential and does not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example (without any limitation), in the case of misappropriation of a trade secret by an employee or a third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets, with protection varying across Europe and in other countries. Trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

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

Risks related to our employee matters

Our future success depends on our ability to retain the members of our Executive Commitee and to attract, retain and motivate qualified scientists, development, medical and commercial staff, consultants and advisors. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our industry has experienced a high rate of turnover of management and other personnel in recent years. Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel, many of whom have been instrumental for us and have substantial experience with our therapies and related technologies. We are highly dependent on our management, scientific and medical personnel, especially our Executive Committee, which at the date of this annual report is comprised of: (i) Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), our Chief Executive Officer; (ii) Bart Filius, our President, Chief Operating Officer, and Chief Financial Officer; (iii) Michele Manto, our Chief Commercial Officer; (iv) Annelies Missotten, our Chief Human Resources Officer; and (v) Valeria Cnossen, our General Counsel, each of whose services are critical to the successful implementation of our product candidates’ acquisition, development and regulatory strategies. To our best knowledge, we are not aware of any present intention of any of these individuals to leave our company. In order to induce valuable employees to continue their employment with us, we have granted subscription rights and restricted stock units (RSUs) that vest over time. The value to employees of subscription rights that vest over time is significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies.

Despite our efforts to retain valuable employees, members of our management, scientific, development, medical and commercial teams may terminate their employment with us at any time, with or without notice. The loss of the services of any of the members of our Executive Committee or other key employees and senior scienists could delay our research, development and other activities, and our inability to find suitable replacements could harm our business, financial condition and prospects. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers, as well as junior, mid-level and senior scientific and medical personnel.

We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical, biotechnology, pharmaceutical and other businesses. Many of the other pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we have to offer. Therefore, we might not be able to attract or retain these key personnel on conditions that are economically acceptable. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can develop and commercialize products products or product candidates could be adversely affected.

Furthermore, we will need to recruit new managers and qualified scientific, commercial, regulatory and financial personnel to develop our business as we expand into the fields that will require additional skills and expertise, including oncology. Our inability to attract and retain these key personnel could prevent us from achieving our objectives and implementing our business strategy, which could have a material adverse effect on our business and prospects.

Risks from the improper conduct of employees, agents, contractors, CROs, consultants, vendors, or collaboration partners could adversely affect our reputation and our business, prospects, operating results, and financial condition.

We cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by our employees, agents, contractors, CROs, consultants, vendors, or collaboration partners that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, securities, manufacturing standards, data manipulation, scientific fraud, foreign corrupt practices, environmental, competition, and patient privacy and other privacy and data protection laws and regulations. Such improper actions could subject us to civil or criminal investigations and monetary and injunctive penalties, and could adversely impact our ability to conduct business, operating results and reputation.

In particular, our business activities may be subject to the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the U.K. Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give, anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise, and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the health care providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are governmental entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently the SEC and U.S. Department of Justice have increased their FCPA enforcement activities with respect to pharmaceutical companies. There is no certainty that all of our employees, agents, contractors, CROs, onsultants, vendors, or collaboration partners, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws and regulations. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person could allege such misconduct, even if none occurred. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, and financial condition.

We could be subject to liabilities under human rights, corruption, environmental, health and safety laws or regulations, or fines, penalties or other sanctions, if we fail to comply with such laws or regulations or otherwise incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous human rights, corruption, environmental, health and safety laws, regulations, and permitting requirements, including those governing laboratory procedures, decontamination activities and the handling, transportation, use, remediation, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous, biological, and flammable materials, including chemicals, radioactive isotopes and biological materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials or wastes either at our sites or at third-party disposal sites. In the event of such contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs and reputational loss associated with civil or criminal fines and penalties. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws, regulations or permitting requirements, in which case our research, development or other efforts may be interrupted or delayed, and our financial condition and results of operation may be materially adversely affected. These current or future laws, regulations and permitting requirements may impair our research, development or production efforts. Failure to comply with these laws, regulations and permitting requirements also may result in substantial fines, penalties or other sanctions. As an example, climate change and more specifically the related current and future regulatory requirements, as well as the accelerated transition to a low carbon economy globally, might adversely impact Galapagos’ compliance status and value chain, if not addressed adequately.

Risks related to our business operations and growth

If we fail to manage our growth effectively, our ability to develop and commercialize products could suffer.

We expect that if our drug discovery efforts continue to generate product candidates, our clinical product candidates continue to progress in development, and we continue to build our development, medical and commercial organizations, we will require significant additional investment in personnel, management and resources. Our ability to achieve our research, development and commercialization objectives depends on our ability to respond effectively to these demands to expand our internal organization, systems, controls and facilities to accommodate additional anticipated growth and upon our management developing and implementing strategies for us to realize these objectives. If we are unable to manage our growth effectively, our business could be harmed and our ability to execute our business strategy could suffer.

As a result of our limited financial, manufacturing and management recourses, we may forgo or delay pursuit of opportunities with potential product candidates that later prove to have greater market potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could have a material adverse effect on our business, investor confidence and market price.

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. We often use estimates and assumptions concerning the future. We make reference to section “Critical accounting judgments and key sources of estimation uncertainty” for more information. In addition, because we are a U.S. public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures annually, and the effectiveness of our internal control over financial reporting at the end of each fiscal year.

Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weakness, or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our Audit Committee be advised and regularly updated on management’s review of internal control over financial reporting. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of the ADSs or our ordinary shares could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources. Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of the ADSs or our ordinary shares. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting or financial results, and could result in an adverse opinion on our internal control over financial reporting from our independent registered public accounting firm.

Galapagos’ management notes that the material weakness that has been identified in our internal control over financial reporting as of December 31, 2021 relating to the review of the filgotinib collaboration revenue recognition, has been fully remediated as of December 31, 2022. Notwithstanding the material weakness in the prior period, management has concluded that our audited financial statements included in this Annual Report on Form 20-F are fairly stated in all material respects in accordance with IFRS for each of the periods presented herein. See the section of this annual report titled “Item 15— Controls and Procedures.”

Our information technology systems could face serious disruptions that could adversely affect our business.

Our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the internet, face the risk of system failure that could disrupt our operations. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions in our collaborations with our partners, and delays in our research, development work and other work. The loss of product development or clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our development programs and the development of our product candidates could be delayed.

We could be required to expend significant amounts of money and other resources to respond to these threats or breaches and to repair or replace information systems or networks, and could suffer reputational loss, financial loss or the loss of valuable confidential information, which could include patient data, customer data and other personal data. In addition, we could be subject to regulatory actions and/or claims made by individuals and groups in private litigation involving privacy issues related to data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome implemented security measures become increasingly sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely and there can be no assurance that any measures we take will prevent cyber-attacks (including phishing attempts or e-mail fraud to cause payment or information to be transmitted on an unintended recipient), security breaches or similar attacks or breaches that could adversely affect our business.

Many third-party vendors support our business processes and require access to sensitive or confidential information in the course of their work supporting our operations. Despite clear guidance, supporting processes and requirements and assessments and audits of our third party vendors, the risk that such vendors could be susceptible to cybersecurity or security breaches, including personal data breaches, continues to be present. Any such breach could result in the accidental or unlawful destruction, loss, alteration, unauthorized access, disclosure, or other loss of proprietary, personal or other confidential information, or other disruption to our business and operations.

Any system failure, accident or security breach that causes interruptions in our own or in third party service vendors’ operations could result in a material disruption of our product development programs. For example (without any limitation), the loss of clinical trial data from completed or future clinical trials could result in delays in our or our partners’ regulatory approval efforts and significantly increase our costs in order to recover or reproduce the lost data. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability, our product development programs and competitive position may be adversely affected and the further development of our product candidates may be delayed. If the integrity of our cybersecurity systems is breached, we may incur significant effects such as remediation expenses, lost revenues, litigation costs, and increased insurance premiums and may also experience reputational damage and the erosion of shareholder value. Furthermore, we may incur additional costs to remedy the damage caused by these disruptions or security breaches. Like other companies, we have on occasion experienced, and will continue to experience, threats to our data and systems, including malicious codes and viruses, phishing, business email compromise attacks, or other cyber-attacks. Whereas none of these instances had a material impact so far, the number and complexity of these threats continue to increase over time. If a material breach of our information technology systems or those of our third party service providers occurs, the market perception of the effectiveness of our security measures could be harmed and our reputation and credibility could be damaged.

Although Galapagos has invested time and resources in the protection of its information technology and other internal infrastructure systems, a single event has occurred in respect of which Galapagos has taken appropriate measures. We have not encountered any material impact so far in relation to such event.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our approved product and any future approved products.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and an even greater risk in connection with our commercialization of our current and future drugs (if approved). For example (without any limitation), we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing, commercialization, use, or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our products. Any claims against us, regardless of their merit, could be difficult and costly to defend, and could materially adversely affect the market for our products and product candidates, or any prospects for commercialization or our products and product candidates. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to stop development or, if approved, limit commercialization of our products and product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	delay or termination of clinical trials;
●	injury to our reputation;
●	withdrawal of clinical trial participants or difficulties in recruiting new trial participants;
●	initiation of investigations by regulators;
●	costs to defend or settle the related litigation;
●	a diversion of management’s time and our resources;
●	substantial monetary awards to trial participants or patients;
●	decreased demand for our approved product, any future products, or our product candidates;
●	product recalls, withdrawals or labeling, marketing or promotional restrictions;
●	loss of revenues from product sales; and
●	the inability to commercialize our approved product or any of our product candidates, if approved.

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the development or commercialization of our products and product candidates. We currently carry clinical trial liability insurance and product liability insurance at levels which we believe are appropriate for our clinical trials and our commercialization activities for filgotinib as presently conducted. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital or other assets to pay such amounts and our business operations could be impaired. We may not be able to maintain insurance coverage at a reasonable cost or to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

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

We are subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which we conduct our business. Healthcare providers, physicians and third-party payers play a primary role in the recommendation and prescription of any of our approved products and product candidates for which we obtain marketing approval. Our current and future arrangements with third-party payers and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships with third-parties through which we market, sell and distribute any products for which we obtain marketing approval. In addition, we may be subject to privacy, data protection and security regulation of the European Union, the United States and other jurisdictions in which we conduct our business. See section entitled “Information on the Company – Other healthcare laws and compliance requirements.”

The scope and enforcement of each of laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including administrative, civil and criminal penalties, damages, (including, but not limited to, reputational harm), fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment, reputational harm and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, defending against any such actions can be costly and time consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any legislative and/or regulatory initiatives and changes would lead to increased restriction on the marketing of our approved products and product candidates, or lead to limiting the funds available for healthcare in any relevant jurisdiction which may reduce reimbursement levels and is likely to affect the prices we may set, we would be negatively impacted in our ability to successfully and profitably market our approved products and product candidates. If any of the above occur, our ability to operate our business and our results of operations could be adversely affected.

We may fail to comply with evolving privacy and data protection laws and requirements in effect in the European Union and other jurisdictions.

In the European Union, or “EU”, we may face particular privacy, data security and data protection risks in connection with requirements of the Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC, or the “GDPR”, and implementing laws and regulations. The GDPR applies inter alia to the processing of personal data in the context of the activities of an establishment of a controller in the EU. The GDPR has enhanced data protection obligations for controllers of personal data, including, for example, expanded disclosures about how personal data is to be used, limitations on retention of data, enhanced requirements for securing personal data, mandatory data breach notification requirements, restrictions on transferring such personal data outside the European Economic Area, or the “EEA”, including to the United States, appointing data protection officers, conducting data protection impact assessments, and has created onerous liabilities on controllers or processors. The GDPR increases substantially the penalties to which we could be subject in the event of any non-compliance, including possible fines of up to €20,000,000 or up to 4% of our total worldwide annual turnover of the preceding year for the most serious infringements. The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR. Compliance with the GDPR is a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation and reputational harm in connection with our activities. A similar legislative framework, including similar obligations and penalties, applies in Switzerland and the UK, where similar efforts are needed.

If we are investigated by a data protection authority, we may face fines and other penalties. Any such investigation or charges by data protection authorities could have a negative effect on our existing business and our ability to attract and retain new clients or pharmaceutical partners. We may also experience hesitancy, reluctance, or refusal by European or multi-national clients or pharmaceutical partners to continue to use our products due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law, including the GDPR. Such clients or pharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

We are also subject to evolving European privacy laws on electronic marketing and cookies. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation. While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process. In February 2021, the EU Member States reached agreement on the European Council’s negotiating mandate for the European Parliament. While the final draft of the e-Privacy Regulation is closer to being finalized, it is unlikely that the new ePrivacy Regulation will come into effect before 2023. Preparing for and complying with the ePrivacy Regulation (if and when it becomes effective) has required, and will continue to require, us to incur substantial operational costs and may require us to change our business practices.

Despite our efforts to bring practices into compliance with the GDPR and before the effective date of the ePrivacy Regulation, we may not be successful either due to internal or external factors such as resource allocation limitations. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects, consumer associations or others, as well as in penalties issued by data protection authorities as is also stated above.

Although Galapagos has invested time and resources in the protection of its personal data and information technology and monitors its systems on an ongoing basis, some immaterial incidents have occurred in respect of which Galapagos has taken appropriate measures. To date, no material risk has been identified, and Galapagos’ business or operations have not been materially impacted by such incidents.

Business interruptions could delay us in the process of developing our product candidates.

Loss of our laboratory, warehouse or other real estate facilities through fire or other causes could have an adverse effect on our ability to continue to conduct our business. We currently have insurance coverage to compensate us for such business interruptions; however, such coverage may prove insufficient to compensate us fully for the damage to our business resulting from any significant property or casualty loss to our facilities.

We may undertake strategic acquisitions in the future and any difficulties from integrating such acquisitions could adversely affect our share price, and results of operations.

We may acquire companies, businesses and products that complement or augment our existing business. Because our programs may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these proprietary rights. We may be unable to acquire or in-license any compositions, processes or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The acquisition and licensing of third-party intellectual property rights is a competitive area, and other companies having a competitive advantage over us due to their size, cash resources or otherwise, may pursue strategies to in-license or acquire third-party intellectual property rights that we may consider attractive. We may not be able to integrate any acquired companies, business or products successfully, or operate any acquired company, business or product profitably. Integrating any newly acquired companies, business or products could be expensive and timeconsuming. Integration efforts often take a significant amount of time, place a significant strain on managerial, operational and financial resources, could result in loss of key personnel and could prove to be more difficult or expensive than we predict. The diversion of our management’s attention and any delay or difficulties encountered in connection with any future acquisitions or in-licensing we may consummate could result in the disruption of our ongoing business or inconsistencies in standards and controls that could negatively affect our ability to maintain third-party relationships. Moreover, we may need to raise additional funds through public or private debt or equity financing, or issue additional shares, to acquire any businesses or products, which may result in dilution for shareholders or the incurrence of indebtedness.

As part of our efforts to acquire companies, business or product candidates, or to enter into other significant transactions, we conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in the transaction. Despite our efforts, we ultimately may be unsuccessful in ascertaining or evaluating all such risks and, as a result, might not realize the intended advantages of the transaction. If we fail to realize the expected benefits from acquisitions we may consummate in the future or have consummated in the past, whether as a result of unidentified risks or liabilities, integration difficulties, regulatory setbacks, litigation with current or former employees and other events, our business, results of operations and financial condition could be adversely affected. If we acquire product candidates, we will also need to make certain assumptions about, among other things, development costs, the likelihood of receiving regulatory approval, and the market for such product candidates. Our assumptions may prove to be incorrect, which could cause us to fail to realize the anticipated benefits of these transactions.

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

From time to time, we may be subject to proposals by shareholders urging us to take certain corporate actions or to nominate certain individuals to our Board of Directors. If activist shareholder activities by shareholders ensue, our business could be adversely affected, as responding to actions by activist shareholders can be costly and time-consuming, disrupt our operations and divert the attention of management and directors. For example (without any limitation), we may be required to retain the services of various professionals to advise us on activist shareholders’ matters, including legal, financial, and communications advisors, the costs of which may negatively impact our future financial results. In addition, perceived uncertainties as to our future direction, strategy or leadership created as a consequence of activist shareholders’ initiatives may result in the loss of potential business opportunities, harm our ability to attract new investors, customers, and employees, and cause the price of our ADSs or ordinary shares to experience periods of volatility or stagnation.

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

We could face significant operational risks as a result of doing business internationally, which could have a material adverse effect on our business, financial condition and results of operations, such as (without any limitation):

●	fluctuations in foreign currency exchange rates;
●	potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;
●	potential changes to the accounting standards, which may influence our financial situation and results;
●	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
●	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;
●	difficulties in attracting and retaining qualified personnel;
●	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;
●	rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and

●	tariffs, trade protection measures, import or export licensing requirements, trade embargoes, economic sanctions, and other trade barriers.

Unforeseen or catastrophic events, including extreme weather events and other natural disasters, man-made disasters or the emergence of epidemics, could cause a disruption in our operations or other consequences that could have a material adverse effect on our financial condition and results of operations.

The occurrence of unforeseen or catastrophic events, including extreme weather events and other acts of god or natural disasters, man-made disasters, electricity or telecommunication interruption, geopolitical and other economic or political conditions or events (such as the armed conflict between Russia and Ukraine) or the emergence of epidemics or diseases, depending on their scale, may cause different degrees of damage to the national and local economies and could cause a disruption in our operations and have a material adverse effect on our financial condition and results of operations. Russia invaded Ukraine in February 2022 which has resulted in significant uncertainty and may cause the market price and demand for our ADSs or ordinary shares to fluctuate substantially. Man-made disasters, epidemics or disease, and other events connected with the regions in which we operate could have similar effects. If a natural or man-made disaster, electricity or telecommunication interruption or other event occurred that prevented us from using all or a significant portion of our facilities, that damaged critical infrastructure, such as clinical trial sites or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business.

The ongoing military conflict between Russia and Ukraine and other macroeconomic factors could adversely impact our business, including our commercial operations, clinical development activities and clinical trials.

We currently have no clinical studies that are enrolling patients in Russia or Ukraine. If our CROs experience significant or extended disruptions to their business due to the military conflict in Ukraine and the sanctions against Russia, it could result in delays in our clinical development activities. This conflict could cause extended periods of time in which trials are suspended, sustained difficulties enrolling patients in clinical trials and/or disruptions to ongoing trials based on the attrition of patients, facility closures or limitations on the use of hospitals as clinical trial sites and governmental restrictions on “non-essential” procedures and activities, any of which may further delay our clinical development plans and timelines and also may impact the integrity of our clinical trial data for ongoing trials. This conflict may also include interruptions in FDA operations or the operations of comparable foreign regulatory agencies, which may in turn impact our timelines for receiving regulatory approvals and feedback.

The impact on pivotal studies, such as DIVERSITY, has remained limited. We continue to monitor the situation and are taking measures to mitigate the impact on our ability to conduct clinical development activities. Interruptions or delays in our and our CROs’ ability to meet expected clinical development deadlines or to comply with contractual commitments with respect to the same, including timelines around preclinical studies and planned clinical trials, could lead to delays in our overall developmental and commercialization timelines, which would adversely impact our ability to conduct clinical development activities and complete them on a timely basis. Since February 24, 2022, we have extended the focus of the business continuity plan to closely monitor each program in context of the currently ongoing Ukraine-Russia crisis and the associated specific regulatory, institutional, and government guidance and policies.

Our business, results of operations and future growth prospects could be materially and adversely affected by the ongoing COVID-19 pandemic.

At the fourteenth meeting of the International Health Regulations (2005) Emergency Committee regarding the coronavirus disease (COVID-19) pandemic held on Friday 27 January 2023, the Committee stated that the event continues to constitute a public health emergency of international concern (PHEIC), yet is probably at a transition point. The Committee advised to navigate this transition carefully and mitigate the potential negative consequences.

Due to this continued evolution and uncertain global impacts of the COVID-19 pandemic, we cannot precisely determine or quantify the impact this pandemic will have on our business, operations and financial performance. The extent to which COVID-19 may impact our preclinical studies, clinical trial operations, business, results of operations and future growth prospects will depend on a variety of factors and future developments, which remain uncertain and cannot be predicted with confidence, such as the duration, scope and severity of the pandemic, the duration and extent of travel restrictions and social distancing restrictions, business closures or business disruptions and the effectiveness of other governmental actions taken to contain and treat COVID-19.

The continued spread of COVID-19 globally, and public health actions being undertaken in response thereto, have presented operational challenges for our business. For ongoing and planned clinical trials, delays or disruptions due to the COVID-19 pandemic, including limited or reduced patient access to trial investigators, hospitals and trial sites, delayed initiation of new clinical trial sites and limited on-site personnel support at various trial sites, which could adversely impact our development plans, including the initiation of planned clinical trials, the rate of enrollment and our ability to conduct ongoing clinical trials may still occur. There may also be local orders affecting one or more trial sites, which may trigger mandated changes to our clinical trial protocols or temporary suspensions in the affected trial sites. The COVID-19 pandemic, and measures undertaken to control the spread of the virus, could impair our ability to initiate clinical trial sites and to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography or due to prioritization of hospital resources toward the outbreak and restrictions in travel. Furthermore, some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services. COVID-19 may also affect employees of third-party contract research organizations located in affected geographies that we rely upon to carry out our clinical trials. Additionally, the spread of COVID-19 may also negatively affect the operations of our third-party manufacturers, which could result in delays or disruptions in the supply of our current product candidates and any future product candidates. Any negative impact COVID-19 has on patient enrollment or treatment or the execution of our planned and ongoing preclinical studies and clinical trials, on our manufacturers and suppliers, and on our business plans generally could cause costly delays, which could adversely affect our ability to commercialize filgotinib and to obtain regulatory approval for and commercialize any future approved products, and our current and any future product candidates, increase our operating expenses, and could have a material adverse effect on our financial results.

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

We and our employees are increasingly utilizing social media tools as a means of communication both internally and externally. Despite our efforts to monitor evolving social media communication guidelines and comply with applicable rules, there is risk that the use of social media by us or our employees to communicate about our products and product candidates, operations, or business may cause us to be found in violation of applicable legal or contractual requirements. In addition, our employees may knowingly or inadvertently make use of social media in ways that may not comply with our social media policy or other legal or contractual requirements, which may give rise to liability, lead to the loss of trade secrets or other intellectual property, or result in public exposure of personal information of our employees, clinical trial patients, collaboration partners, and others, and which could have an adverse effect on our business, financial conditions and results of operations. Furthermore, negative posts or comments about us or our products in social media could seriously damage our reputation, brand image and goodwill.

Risks related to tax and other financial matters

If we are unable to use tax loss carryforwards to reduce future taxable income or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.

As of December 31, 2022, we had cumulative carry forward tax losses of €769.9 million in Belgium, €64.3 million in France, and €52.2 million related to the other entities of our group. These are available to carry forward and offset against possible future taxable income for an indefinite period in Belgium and France, but €2.7 million of these tax loss carryforwards in the United States will expire between 2028 and 2034. If we are unable to use tax loss carryforwards to reduce possible future taxable income or in case of changes in tax regulatons affecting the use of tax loss carryforwards, our business, results of operations and financial condition may be adversely affected.

As a company active in research and development in Belgium and France, we have benefited from certain research and development incentives including, for example, but not limited to, the Belgian research and development tax credit and the French research tax credit (crédit d’impôt recherche). These tax credits can be offset against Belgian and French corporate income tax due, respectively. The excess portion may be refunded as from the end of a five-year fiscal period for the Belgian research and development incentive, and at the end of a three-year fiscal period for the French research and development incentive. The research and development incentives are both calculated based on the amount of eligible research and development expenditure. The Belgian tax credit represented €21.7 million for the year ended December 31, 2020, and €20.9 million for the year ended December 31, 2021, and €17.3 million for the year ended December 31, 2022. The French tax credit amounted to €12.4 million for the year ended December 31, 2020, and €12.4 million for the year ended December 31, 2021, and €11.4 million for the year ended December 31, 2022. The Belgian and/or French tax authorities may audit each research and development program in respect of which a tax credit has been claimed and assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and, should the Belgian and/or French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the Belgian or French governments decide to eliminate, or reduce the scope or the rate of, the research and development incentive benefits, either of which they could decide to do at any time, our results of operations could be adversely affected.

As a company active in research and development in Belgium, we also expect to benefit from the innovation income deduction, or IID, in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective tax rate than other revenues. The effective tax rate can thus be reduced down to 3.75%. At the end of 2022, we had €346.2 million of carry-forward IID in Belgium.

On December 14, 2022, the Council of the EU formally adopted the Council Directive on ensuring a global minimum level of taxation for multinational groups in the Union, laying down rules for ensuring a minimum level of effective corporate taxation of large multinational groups and large-scale purely domestic groups operating in the Single Market. The Directive is largely aligned with the OECD Model Rules agreed by the Inclusive Framework and published on December 20, 2021 (the so-called “Pillar II”). The aim of the directive is to realize a 15% global minimum effective tax rate at country-per-country level. At this stage, no carve-out for patent box regimes or R&D incentives is included in the directive. This directive could have an impact on the company’s future effective tax rate and/or tax attributes. Member States will now have to transpose said directive into their national laws before December 31, 2023.

Our inability to qualify for the abovementioned advantageous tax regimes, as well as the introduction of the minimum taxable base and any other future adverse changes of Belgian tax legislation, may adversely affect our business, results of operations, and financial condition.

Our shareholders residing in countries other than Belgium may be subject to double withholding taxation with respect to dividends or other distributions made by us.

Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, among others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of July 23, 1990, or the Parent-Subsidiary Directive, as amended, or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions. Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.-Belgium Tax Treaty. The U.S.-Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers that are the beneficial owner of the dividend income concerned, provided that the U.S. taxpayer meets the limitation on benefits conditions imposed by the U.S.-Belgium Tax Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Tax Treaty. The 5% withholding tax applies in case where the U.S. shareholder, beneficial owner of the income, is a company which holds at least 10% of the shares in the company. A 0% Belgian withholding tax applies when the shareholder, beneficial owner of the income, is a U.S. company which has held directly at least 10% of the shares in the company for at least 12 months on the date the dividend is declared, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation on benefits conditions as imposed by the U.S.-Belgium Tax Treaty.

Changes in tax law could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state, and local and non-U.S. taxation are constantly under review by persons involved in the legislative process, the Internal Revenue Service, the U.S. Treasury Department and other taxing authorities. Changes to tax laws or tax rulings, or changes in interpretations of existing laws (which changes may have retroactive application), could adversely affect us or holders of our ADSs. These changes could subject us to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, digital tax, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating and other costs, as well as the costs of our products. In recent years, many such changes have been made, and changes are likely to continue to occur in the future. As we expand the scale of our business activities, any changes in the U.S. and non-U.S. taxation of such activities may increase our effective tax rate and harm our business, financial condition, and results of operations.

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2022 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. Because we were a PFIC for our 2022 taxable year, this could result in adverse U.S. tax consequences to certain U.S. holders.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Our status as a PFIC depends on the composition of our income and the composition and value of our assets (for which purpose the total value of our assets may be determined in part by reference to the market value of the ADSs and our ordinary shares, which are subject to change) from time to time. Because we were a PFIC for the 2022 taxable year, certain U.S. holders of the ADSs may suffer adverse tax consequences, including, but not limited to, having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, losing the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. See “Item 10.E.—Taxation—Certain Material U.S. Federal Income Tax Considerations to U.S. Holders—Passive Foreign Investment Company Considerations.”

Based upon the value of our assets, including any goodwill, and the composition of our income and assets, we believe that we were a PFIC for our 2022 taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years. Because we were a PFIC for the 2022 taxable year, we will provide information necessary for our U.S. holders to make a “qualified electing fund,” or QEF, election with respect to us for the 2022 taxable year and expect to provide such information for any subsequent year if we believe we are a PFIC. We will provide such information on our website.

We believe that we were not a controlled foreign corporation, or CFC, for U.S. federal income tax purposes for the 2022 taxable year. If we were to qualify as a CFC, this could result in adverse U.S. federal income tax consequences to certain U.S. holders.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S.

federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents and royalties, gains from the sale of securities, and income from certain transactions with related parties. For tax years beginning after December 31, 2017, each Ten Percent Shareholder of a CFC is also required to include in income such Ten Percent Shareholder’s share of “global intangible low-taxed income” with respect to such CFC. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. A non-U.S. corporation generally will be classified as a CFC for United States federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) who owns or is considered to own 10% or of either (1) the total combined voting power of all classes of stock entitled to vote of such corporation or (2) the total value of all classes of stock of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. In addition, recent changes pursuant to U.S. tax reform to the attribution rules relating to the determination of CFC status may make it difficult to determine our CFC status for any taxable year.

To our best knowledge, we do not believe that we were a CFC for the taxable year ended December 31, 2022. Furthermore, it is possible that our non-United States subsidiaries will be CFCs for the taxable year ended December 31, 2022 (or future taxable years) even if we are not a CFC for such taxable year(s). However, we cannot provide any assurances regarding our status or the status of our subsidiaries as a CFC for the 2022 taxable year or any future taxable years. U.S. holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC, we generally will not be treated as a PFIC with respect to those U.S. holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

We may be forced to repay the technological innovation grants if we fail to comply with our contractual obligations under the applicable grant agreements.

We have received several technological innovation grants to date, totaling €35.9 million as of December 31, 2022, from an agency of the Flemish government to support various research programs and technological innovation in Flanders. These grants carry clauses which require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. If we fail to comply with our contractual obligations under the applicable technological innovation grant agreements, we could be forced to repay all or part of the grants received. Such repayment could adversely affect our ability to finance our research and development projects. In addition, we cannot ensure that we will then have the additional financial resources needed, the time or the ability to replace these financial resources with others.

We may be exposed to significant foreign exchange risk.

We hold portions of our cash and cash equivalents and current financial investments in currencies other than the euro, in particular, the U.S. dollar. We also incur portions of our expenses and derive revenues, in currencies other than the euro, in particular, the U.S. dollar. As a result, we are exposed to foreign currency exchange risk as our reporting currency is the euro. We currently do not engage in exchange rate hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, for example (without any limitation), an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our business, financial condition, results of operations and cash flows.

The requirements of being a U.S. public company may strain our resources and divert management’s attention.

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, the Exchange Act, and the rules and regulations adopted by the SEC and the U.S. Public Corporation Accounting Oversight Board, or PCAOB, and other applicable securties rules and regulations imposing various requirements on non-U.S. public companies. Further, compliance with various regulatory reporting requires significant commitments of time from our management and our directors, which reduces the time available for the performance of their other responsibilities. Our failure to track and comply with the various rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, lead to additional regulatory enforcement actions, and could adversely affect the value of the ADSs or our ordinary shares. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Risks related to ownership of our ordinary shares and ADSs

The market price of the ADSs could be subject to wide fluctuations.

The market price of the ADSs could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including (without any limitation):

●	actual or anticipated fluctuations in our financial condition and operating results;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	competition from existing products or new products that may emerge;
●	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;
●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
●	issuance of new or updated research or reports by securities or industry analysts;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us; share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	additions or departures of key management or scientific personnel;
●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;
●	changes to coverage policies or reimbursement levels by commercial third-party payers and government payers and any announcements relating to coverage policies or reimbursement levels;
●	announcement or expectation of additional debt or equity financing efforts;
●	public concern relating to the commercial value or safety of any of our products or product candidates;
●	changes in government regulations;
●	positive or negative results of testing and clinical trials by us, strategic partners or competitors;
●	outcome of regulatory review of our product candidates;
●	sales of the ADSs by us, our insiders or our other shareholders; and
●	general economic and market conditions.

In addition, although the ADSs are listed on the Nasdaq Global Select Market stock exchange, we cannot assure that a trading market for those securities will be maintained.

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

As of the date of this annual report on FORM 20-F, our executive officers, directors, current 5% or greater shareholders and their affiliated entities, including Gilead Sciences, Inc. and its affiliates, together beneficially own approximately 43.52% of our ordinary shares, including shares in the form of ADSs. This concentration of ownership might have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial, and might therefore negatively affect the market price of the ADSs.

Fluctuations in the exchange rate between the U.S. dollar and the euro may increase the risk of holding the ADSs.

Our ordinary shares currently trade on Euronext Brussels and Euronext Amsterdam in euros, while the ADSs trade on Nasdaq in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the euro may result in temporary differences between the value of the ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences.

In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the euro, the U.S. dollar equivalent of the proceeds that a holder of the ADSs would receive upon the sale on Euronext Brussels or Euronext Amsterdam of any ordinary shares withdrawn from the depositary and the U.S. dollar equivalent of any cash dividends paid in euros on our shares represented by the ADSs could also decline.

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

We have no present intention to pay dividends in the foreseeable future. Even if future operations lead to significant levels of distributable profits, we currently intend that any and all earnings will be reinvested in our business. Any proposal by our Board of Directors to pay dividends will depend on many factors, including our financial condition (including losses carried-forward), results of operations, legal requirements, business prospects, cash requirements, new product development, and other factors. Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules and Belgian generally accepted accounting principles as used by us in the preparation of these accounts. In addition, in accordance with Belgian law and our Articles of Association, we must allocate each year an amount of at least 5% of our annual net profit under our non-consolidated statutory accounts to a legal reserve until such legal reserve equals 10% of our share capital. Therefore, we are unlikely to pay dividends or other distributions in the foreseeable future. If the price of the ADSs declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends. Accordingly, investors cannot rely on cash dividend income from ADSs and any returns on an investment in the ADSs will likely depend entirely upon any future appreciation in the price of the ADSs.

Future sales of ordinary shares or ADSs by existing shareholders could depress the market price of the ordinary shares and ADSs.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the public market, the trading price of the ADSs could decline significantly. As of March 15, 2023, 48,845,244 shares were eligible for sale in the public market, 33,934 of which shares were held by directors, executive officers and other affiliates and are subject to volume limitations under Rule 144 under the Securities Act. In addition, the ordinary shares subject to outstanding subscription rights will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. We have filed registration statements on Form S-8 with the SEC covering ordinary shares available for future issuance under our subscription rights plans. Sales of a large number of the shares issued under these plans in the public market could have an adverse effect on the market price of the ADSs and ordinary shares, and could also dilute shareholders. We are also unable to predict the effect that such sales may have on the prevailing market price of ADSs and ordinary shares.

We are a Belgian public limited liability company, and shareholders of our company may have different and in some cases more limited shareholder rights than shareholders of a U.S. listed corporation.

We are a public limited liability company incorporated under the laws of Belgium. Our corporate affairs are governed by Belgian corporate law and our Articles of Association. The rights provided to our shareholders under Belgian corporate law and our articles of association may differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. corporation under applicable U.S. federal and state laws.

Under Belgian corporate law, other than certain limited information that we must make public and except in certain limited circumstances, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of its shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of director liability under limited circumstances. In addition, a majority of our shareholders present or represented at our Shareholders’ Meeting may release a member of our Board of Diectors from any claim of liability we may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided, in some cases, that the relevant acts were specifically mentioned in the convening notice to the Shareholders’ meeting of shareholders deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination. Please see the section of this annual report titled “Item 10.B.—Memorandum and Articles of Association.”

The responsibilities of members of our Board of Directors may be different from these in companies governed by U.S. laws. In the performance of its duties, our Board of Directors is required by Belgian law to consider the interests of our company, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

As a result of these differences between Belgian corporate law and our Articles of Association, on the one hand, and the U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as an ADS holder of our company than you would as a shareholder of a listed U.S. company.

Takeover provisions in Belgian law may make a takeover difficult.

Public takeover bids on our ordinary shares and other voting securities, such as subscription rights or convertible bonds, if any, are subject to the Belgian Act of April 1, 2007, as amended, and to the supervision by the Belgian Financial Services and Markets Authority, or FSMA. Public takeover bids must be made for all of our voting securities, as well as for all other securities that entitle the holders thereof to the subscription to, the acquisition of or the conversion into voting securities. Prior to making a bid, a bidder must issue and disseminate a prospectus, which must be approved by the Belgian FSMA. The bidder must also obtain approval of the relevant competition authorities, where such approval is legally required for the acquisition of our company.

The Belgian Act of April 1, 2007, as amended, provides that a mandatory bid will be triggered if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting on their account, directly or indirectly holds more than 30% of the voting securities in a company that has its registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility designated by the Royal Decree of April 27, 2007, as amended, on public takeover bids. The mere fact of exceeding the relevant threshold through the acquisition of one or more shares will give rise to a mandatory bid, irrespective of whether or not the price paid in the relevant transaction exceeds the current market price.

There are several provisions of Belgian corporate law and certain other provisions of Belgian law, such as the obligation to disclose important shareholdings and merger control, that may apply to us and which may make an unfriendly tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that third parties may consider and thus deprive the shareholders of the opportunity to sell their ordinary shares at a premium (which is typically offered in the framework of a takeover bid). These provisions may also have the effect of depriving ADS holders of the opportunity to sell their ADSs at potential a premium.

Holders of the ADSs are not treated as shareholders of our company, do not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of the ADSs are not treated as shareholders of our company, unless they withdraw our ordinary shares underlying the ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary, or its nominee, is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as shareholders of our company, other than the rights that they have pursuant to the deposit agreement.

Holders of ADSs may exercise voting rights attached to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

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

In accordance with the Belgian Companies Code, our Articles of Association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis and in exchange for contributions in cash, for any issue of new shares, convertible bonds or subscription rights that, unless such rights are cancelled or limited either by resolution of our Shareholders’ Meeting or by our Board of Directors in the framework of the authorized capital, as described below. The Extraordinary Shareholders’ Meeting authorized the Board of Directors to increase the share capital of Galapagos NV, in one or several times, and under certain conditions set forth in extenso in our articles of association. We refer to this authority for our Board of Directors to increase our share capital as our authorized capital. This authorization consists of two parts. A general authorization for capital increases up to 20% of the share capital at the time of convening the Shareholders’ Meeting of October 22, 2019 (i.e. €67,022,402.04) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. November 13, 2019, so until November 12, 2024. A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening the shareholders' meeting of April 25, 2017 (i.e. €82,561,764.93), was renewed and was valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. May 31, 2017, so until May 30, 2022. This specific part of the authorized capital can, however, only be used in a number of specific circumstances and upon a resolution of the Board of Directors that all its independent members within the meaning of article 7:87 of the Belgian Companies Code) approve. This specific authorization was not renewed in 2022. As of the date of this annual report, our Board of Directors may decide to issue up to 4,600,607.06 ordinary shares pursuant to the general authorization. Please see the section of this annual report titled “Item 10.B.—Memorandum and Articles of Association.” Absent renewal by our shareholders of this authorization of the Board of Directors or absent cancellation or limitation by our shareholders of the preferential subscription rights of our existing shareholders, the requirement to offer our existing shareholders the preferential right to subscribe, pro rata, for new shares being offered may as a practical matter preclude us from timely raising capital on commercially acceptable terms or at all.

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

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example (without any limitation), we are exempt from certain rules under the Securities Exchange Act 1937, as amended, (the Exchange Act) that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Brussels and Euronext Amsterdam and voluntarily report our results of operations on a quarterly basis, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there is and will continue to be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer listed on the Nasdaq Global Select Market, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Belgium, which is our home country, may differ significantly from corporate governance listing standards applicable to U.S. domestic issuers. For example (without any limitation), neither the corporate laws of Belgium nor our Articles of Association require a majority of the members of our Board of Directors to be independent, and we could include non-independent board members as members of our Nomination Committee and Remuneration Committee, and our independent board members would not necessarily hold regularly scheduled meetings at which only independent Board members are present. Currently, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. See the sections of this annual report titled “Item 6—Directors, Senior Management and Employees” and “Item 16G —Corporate Governance.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. As of March 15, 2023, a majority of our executive officers and directors are not U.S. citizens or residents.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, in U.S. dollars rather than euros and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

It may be difficult for investors outside Belgium to serve process on, or enforce foreign judgments against, us or our directors and senior management.

We are a Belgian public limited liability company. Less than a majority of the members of our Board of Directors and members of our Executive Committee are residents of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States (as amended from time to time) are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Belgium. This will depend on the applicable Belgian national rules.

In order for a final and conclusive judgment rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law, as amended. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal that are exhaustively listed in Article 25 of the Belgian Code of Private International Law, as amended. Actions for the enforcement of judgments of U.S. courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court and if it is satisfied that:

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

Under the Belgian Code of Private International law, in addition to recognition or enforcement and before a Belgian court, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered. The findings of a federal or state court in the United States will not, however, be taken into account to the extent they appear incompatible with Belgium’s (international) public policy.

U.S. judgments ordering to pay a certain amount that are declared enforceable in Belgium are subject to the applicable registration tax in the same way as Belgian judgments. As such, a registration tax at the rate of 3% of the amount awarded is payable by the debtor(s), if the sum of money exceeds EUR 12,500. If multiple debtors were held jointly liable to pay, the debtors are also jointly liable to pay the registration tax.

In light of the above, U.S. investors may not be able to enforce against us, or members of our Board of Directors or members of our Executive Committee who are residents of Belgium or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws (as amended from time to time).

Item 4     Information on the Company

A.     History and development of the Company

Our legal and commercial name is Galapagos NV. We are a limited liability company incorporated in the form of a “naamloze vennootschap” / “société anonyme” under the laws of Belgium. We were incorporated in Belgium on June 30, 1999 for an unlimited duration. We are registered with the Register of Legal Entities (Antwerp, division Mechelen) under the enterprise number 0466.460.429. Our principal executive and registered offices are located at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium and our telephone number is +32 15 342 900. Our agent for service of process in the United States is C T Corporation System, located at 28 Liberty Street, New York, New York, 10005, United States of America.

Our fiscal year ends December 31. We also maintain a corporate website at www.glpg.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address in this annual report as an inactive textual reference only.

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

On June 21, 2022, we acquired all outstanding shares of CellPoint B.V., a Dutch company dedicated to developing CAR-T therapies at the point-of-care, and AboundBio, Inc., a privately held U.S. biotechnology company. Each was acquired through an all-cash transaction. CallPoint was acquired for an upfront payment of €125 million, with milestone payments of up to €100 million. AboundBio was acquired for a payment of $14 million. We believe we reinforced our portfolio through the acquisitions by gaining access to a new therapeutic area, oncology as well as a decentralized and automated point-of-care cell therapy supply model and a fully human antibody-based therapeutics platform.

Our actual capital expenditures for the years ended December 31, 2020, 2021, and 2022 amounted to €91.3 million, €57.9 million, and €36.9 million respectively. These capital expenditures primarily consisted of land, buildings, laboratory equipment, leasehold improvements, and intangible assets. We anticipate our capital expenditure in 2023 to be financed from our cash reserves. For more information on our capital expenditures, see the section of this annual report titled “Item 5.B.—Liquidity and capital resources—capital expenditures.”

B.     Business overview

We are a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to commercialized programs in immunology, oncology, and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is on the market in Europe and Japan.

2022 was characterized by major transformation and change but our purpose remains unchanged: transforming patient outcomes through life-changing science and innovation for more years of life and quality of life.

By year-end, we implemented a therapeutic area focused R&D model in immunology and oncology, and we added new drug modalities to include CAR-T cell therapy and biological capabilities. We aim to rebuild our portfolio with transformational medicines, by accelerating innovation and time-to-result.

Through the acquisitions of CellPoint and AboundBio, we gained access to a breakthrough, point-of-care CAR-T manufacturing platform, a clinical-stage CAR-T oncology pipeline and research capabilities for novel, differentiated CAR-T constructs, that together have the potential to deliver life-saving medicines to more patients, faster and more efficiently. Through the two acquisitions, we also onboarded an excellent team of cell therapy scientists and oncology experts.

Our differentiated clinical pipeline includes: 1) preferential JAK1 inhibitor filgotinib, which is on the market in Europe and Japan, and for which we aim to start a Phase 3 clinical trial in AxSpA in the first half of 2023; 2) GLPG3667, a TYK2 inhibitor for which we aim to start a Phase 2 clinical trial in DM and in SLE in 2023; 3) GLPG5101, a CD19 CAR-T product candidate manufactured at point-of-care for which we aim to start clinical development in rSLE in 2023; 4) GLPG5101 and GLPG5201, CD19 CAR-T product candidates manufactured at point-of-care, currently in Phase 1/2 in rrNHL and rrCLL, respectively; and 5) GLPG5301, a BCMA CAR-T product candidate manufactured at point-of-care, for wich we aim to start clinical development in rrMM.

In both our immunology and oncology portfolios, we have multiple product candidates in early research.

Below is an overview of our current key pipeline assets:

Lead programs

IMMUNOLOGY

1.	SMALL MOLECULES PIPELINE
1.1	Jyseleca® franchise

1.1.1 Jyseleca® in rheumatoid arthritis (RA)

RA is a chronic autoimmune disease that affects more than three million patients in the United States and Europe. RA is characterized by inflammation and degeneration of the joints. Patients suffer from pain, stiffness, and restricted mobility due to a persistent inflammation of multiple joints, ultimately resulting in irreversible damage of the joint cartilage and bone. The current market for RA treatments in the five major European markets (EU5) is approximately €3.3 billion.

Despite progress in the treatment of RA, there remains a considerable unmet need as sustained remission remains rare.1

In 2003, we discovered JAK1 as a novel, differentiated target in an inflammation target discovery assay and subsequently developed filgotinib as a novel small molecule inhibitor with preferential selectivity for JAK1.

To date there are 4 JAK inhibitors approved for the treatment of RA in the EU5, including Jyseleca® (filgotinib) an orally administered preferential JAK1 inhibitor.

Below we present the RA market in the EU5.

1Chen Y, et al. Clin Rheumatol. 2019 Mar;38(3):727-738. doi: 10.1007/s10067-018-4340-7. Epub 2018 Oct 19

Regulatory progress of Jyseleca® in RA

In 2020, Jyseleca® (filgotinib 200mg and 100mg) obtained regulatory approval in Europe, Great Britain, and Japan for the treatment of adult patients with moderate to severe active RA.

The European Summary of Product Characteristics for filgotinib, which includes contraindications and special warnings and precautions, is available at www.ema.europa.eu. The Great Britain Summary of Product Characteristics for filgotinib can be found at www.medicines.org.uk/emc and the Northern Ireland Summary of Product Characteristics for filgotinib can be found at www.emcmedicines.com/en-GB/northernireland, respectively. The interview form from the Japanese Ministry of Health, Labour and Welfare is available at www.info.pmda.go.jp.

Also in 2020, Gilead Sciences, Inc (Gilead) received a Complete Response Letter (CRL) from the US Food and Drug Administration (FDA) for the New Drug Application (NDA) for filgotinib. Consequently, Gilead decided not to advance with resubmission in the US for approval of filgotinib as a treatment for RA in the US.

In 2022, the Pharmacovigilance Risk Assessment Committee (PRAC) of the European Medicines Agency (EMA) concluded its Article 20 safety review of all JAK inhibitors approved in the EU for the treatment of inflammatory diseases and recommended the harmonization of all labels. PRAC concluded that JAK inhibitors should maintain their indication for the treatment of patients with RA who have responded inadequately to or who cannot tolerate disease modifying anti-rheumatic drugs (DMARDs) therapy, and for patients with UC who have responded inadequately to or who cannot tolerate conventional therapy or biologics. PRAC also recommended all JAK inhibitor product labels be updated to include a precautionary approach for use of JAK inhibitors in patients with identified risk factors only if no suitable treatment alternative is available (Section 4.4 of the product label – Warning and Precautions). On 11 November 2022, the Committee for Medicinal Products for Human Use (CHMP), the scientific committee of the EMA, adopted PRAC’s recommendation and on 10 March 2023, this decision was approved by the European Commission.

Commercialization of Jyseleca® in RA

In 2021, we took full ownership of the manufacturing and commercialization of Jyseleca® in Europe and became the Marketing Authorization Holder (MAH) in 27 countries in Europe. Jyseleca® is now reimbursed in 15 countries for RA, including the major markets Germany, France, Spain, Italy, and Great Britain. In Central and Eastern Europe, Portugal, Greece and the Baltic countries, our partner Swedish Orphan Biovitrum AB (Sobi) is responsible for the distribution and commercialization of Jyseleca®. The graphic below represents the reimbursement progress of Jyseleca® throughout Europe since its approval for RA in September 2020. See details on the Gilead collaboration on filgotinib in “Collaborations”.

Jyseleca® reimbursement in RA in Europe

Under our amended collaboration agreement with Gilead, Gilead remains responsible for the commercialization and distribution of Jyseleca® outside of Europe, including in Japan where Jyseleca® is approved in RA and is co-marketed with Eisai.

Safety and efficacy in the filgotinib RA development program

Filgotinib has shown favorable results in terms of onset of action, efficacy, safety, and tolerability from the FINCH Phase 3 and DARWIN Phase 2 clinical programs.

As part of the filgotinib development program, we initiated FINCH 4 in RA. The FINCH 4 study is a multi-center, open-label, long-term extension study to assess the safety and efficacy of filgotinib in patients with RA, which enrolled subjects who completed either the FINCH 1, FINCH 2, or FINCH 3 studies.

We and Gilead published integrated safety data from 7 RA studies in Annals of the Rheumatic Diseases (Winthrop et al. 2021). Data were integrated from 3 Phase 3 studies (FINCH 1 – 3), 2 Phase 2 studies (DARWIN 1, 2), and 2 long-term extension studies (DARWIN 3, FINCH 4) including up to 5.6 years of filgotinib exposure, and over a median of 1.6 years. In this pooled analysis, filgotinib was well-tolerated, and no new safety concerns were identified. Adverse events of MACE and DVT/PE were rare and occurred in similar numbers among all treatment groups, and with a similar incidence rate across all dose groups. The data underscore the acceptable safety and tolerability profile of filgotinib as monotherapy and in conjunction with MTX/csDMARDs (Conventional synthetic DMARDs) in RA.

In preclinical animal toxicology studies, when administered at doses beyond its approved dose in humans, filgotinib induced adverse effects on semen parameters. Consequently, we and Gilead conducted dedicated male patient semen analysis studies in UC and CD patients called MANTA, and RA, ankylosing spondylitis (AS), and psoriatic arthritis (PsA) patients, called MANTA-RAy, concurrent to all Phase 3 programs.

In March 2021, we reported on the primary endpoint with the MANTA and MANTA-RAy studies investigating the effect on semen parameters, which indicated that 8.3% of patients on placebo and 6.7% of patients on 200mg filgotinib had a 50% or more decline in sperm concentration at Week 13. Subsequently, a Type II variation application was submitted to the EMA in June 2022, supported by interim data on the primary, secondary and exploratory endpoints at Week 13 and 26 for subjects who met a prespecified sperm decrease at these timepoints (up to Week 52) from the MANTA and MANTA-RAy studies. Following assessment of the interim data by the CHMP, it was concluded in the opinion that the data did not reveal a difference between treatment groups in the proportion of patients who had a 50% or more decrease from baseline in semen parameters at Week 13 (pooled primary endpoint: filgotinib 6.7%, placebo 8.3%) and at Week 26. Further, CHMP concluded that the data did not show any relevant changes in sex hormone levels or change from baseline in semen parameters across treatment groups. The CHMP concluded that these clinical data were not suggestive of filgotinib-related effects on testicular function. In October 2022, we received a positive CHMP opinion to update the European label whereby the language in the section of the Special Warnings and Precautions about the potential effect of filgotinib on sperm production and male fertility was removed from the Summary of Product Characteristics (SmPC). In addition, the MANTA/RAy studies were removed from the Risk Management Plan (RMP).

In 2022, we presented preliminary results from our first international, real-world arthritis study, FILOSOPHY, FILgotinib Observational Study Of Patient Health-related outcomes, at the American College of Rheumatology (ACR) Convergence 2022 meeting. The data showed that filgotinib induced rapid relief in pain and fatigue as early as Week 1 as well as improvements in disease activity2 at Month 1. These interim results were based on data from 200 real-world patients with moderate to severe active RA enrolled in Germany, the United Kingdom, the Netherlands, Belgium, and Italy.

2 Galloway J, Bevers K, Vershueren P, et al. Presented at: ACR Convergence 2022; November 10-14, 2022; Philadelphia, Pennsylvania.

1.1.2 Jyseleca® in ulcerative colitis (UC)

UC is an inflammatory bowel disease (IBD) resulting in ulcerations and inflammation of the inner layer of the colon and rectum. The current market for UC treatments is estimated at ~€1.0 billion in the EU5.

Current treatment landscape in UC in Europe

Biologic therapies for UC were dominated by tumor necrosis factor (TNF) antagonists for nearly 20 years, but anti-integrin and anti-interleukin IL-12/IL-23 antibodies have recently become available.

Although the introduction of advanced therapies has improved the treatment of UC for some patients, 30% of patients do not respond to treatment3, and 19% to 59% of initial responders do not have a sustainable treatment response.4 Therefore, the medical need for improved treatment efficacy with additional treatment options remains high.

The current market in Europe for UC is approximately €1.0 billion and is expected to grow at a CAGR of 10% between 2020 and 2029.5

3Allez M et al. Report of the ECCO pathogenesis workshop on anti-TNF therapy failures in inflammatory bowel diseases: definitions, frequency and pharmacological aspects. J Crohns Colitis. 2010 Oct;4(4):355-66

4Ma C et al. Outpatient Ulcerative Colitis Primary Anti-TNF Responders Receiving Adalimumab or Infliximab Maintenance Therapy Have Similar Rates of Secondary Loss of Response. J Clin Gastroenterol. 2015 Sep;49(8):675-82

5CAGR: compounded annual growth rate. Source: UC Therapy Watch

Regulatory progress and commercialization of Jyseleca® in UC

Filgotinib obtained regulatory approval for the treatment of adults with moderate to severe UC in the European Union in 2021, and in Great Britain and Japan in January and March 2022, respectively.

Filgotinib is marketed as Jyseleca® in Europe and Japan for the treatment of adult patients with moderate to severe active UC who have had an inadequate response with, lost response to, or were intolerant to either conventional therapy or a biologic agent. Jyseleca (filgotinib) 100mg and 200mg are registered in the above-mentioned territories.

The European Summary of Product Characteristics for filgotinib, which includes contraindications and special warnings and precautions, is available at www.ema.europa.eu. The Great Britain Summary of Product Characteristics for filgotinib can be found at www.medicines.org.uk/emc and the Northern Ireland Summary of Product Characteristics for filgotinib can be found at www.emcmedicines.com/en-GB/northernireland, respectively. The interview from the Japanese Ministry of Health, Labour and Welfare is available at www.info.pmda.go.jp.

Jyseleca® reimbursement in UC in Europe

Jyseleca® is marketed by Galapagos in Europe and is now reimbursed in 13 countries in Europe (see graph below), including the major markets Great Britain, France and Germany. In Central and Eastern Europe, Portugal, Greece and the Baltic countries, our partner Sobi is responsible for the distribution and commercialization of Jyseleca®.

Gilead is responsible for the distribution and commercialization of Jyseleca® outside of Europe, including in Japan where Jyseleca® is approved in UC and is co-marketed with Eisai.

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

Both in biologic-naïve and in biologic-experienced patients, a rapid onset of action for filgotinib 200mg at Week 2, with a sustained effect up to 10 weeks, was observed in a pre-specified exploratory analysis of the SELECTION study. The graph below shows the rapid onset in both cohorts using the partial Mayo Clinic Score.

Additionally, data from a post-hoc analysis of the maintenance study showed a greater proportion of biologic-naïve and biologic-experienced patients receiving filgotinib 200mg maintained clinical remission up to 58 weeks versus those receiving placebo (37% versus 11% p<0.001) and had histologic remission (38% versus 13% p<0.001) and, 6-month corticosteroid-free clinical remission (27% versus 6% p<0.01), as shown in the graph below, and published in The Lancet (Feagan et al. 2021).

Furthermore in 2021, additional safety data from the SELECTION studies were presented at the 16th European Crohn’s and Colitis Organisation (ECCO) 2021 virtual congress (Schreiber et al. 2021). Data were analyzed from the SELECTION induction, maintenance, and long-term extension study with a cumulative treatment exposure of 1,207 patient years for filgotinib 200mg versus 318 patient years for placebo, showing results consistent with the original induction and maintenance studies, where filgotinib was well tolerated in patients with moderate to severe active UC.

In 2022, we presented a set of new data from the SELECTION study and SELECTION long-term extension study in UC at the (ECCO 2022 annual conference. The key findings were:

(1)	Continued treatment with filgotinib for up to an additional 96 weeks in the long-term extension study was effective in maintaining long-term improvements in UC symptoms;
(2)	Retreatment with filgotinib upon interruption resulted in recovery of efficacy in most patients and filgotinib was well tolerated with no new safety concerns;
(3)	Filgotinib’s efficacy profile was consistent and the safety profile acceptable regardless of the age group, analysing patients up to 75 years of age; and
(4)	Filgotinib was able to achieve the high bar of efficacy as defined by a combined endpoint of clinical and quality of life (QoL) remission, endoscopic and biomarker improvement.

In 2023, we presented additional new analyses from the SELECTION program with filgotinib at the annual ECCO congress. These include new analysis from the long-term extension (LTE) study evaluating the safety and efficacy of filgotinib in UC for nearly four years; an analysis of the prolonged benefit of filgotinib in UC; an analysis exploring factors associated with the partial Mayo Clinic Score (pMCS) over time; and analysis of the effect of filgotinib on anaemia in UC patients. Additionally, we presented pooled data from five Phase 2/3 trials, and two long-term extension trials of filgotinib designed to further understand the safety profile of filgotinib in UC and RA. Data from the SELECTIONLTE study showed that filgotinib 200mg maintained symptomatic remission and health-related quality of life (HRQoL) for up to approximately four years. Amongst subjects who completed the study, the reduction in mean pMCS in SELECTION was maintained up to LTE Week 144. In non-responders, mean pMCS decreased from LTE baseline to Week 192. The results also showed that a high proportion of completers (>80% of patients) and non-responders (>70% of patients) achieved remission according to the Inflammatory Bowel Disease Questionnaire6. The safety profile of filgotinib 200mg in the SELECTIONLTE study was generally consistent with the safety profile observed in previous SELECTION studies, with no new safety signals observed.

6The Inflammatory Bowel Disease Questionnaire is a widely used questionnaire for HRQoL assessment in patients with inflammatory bowel diseases.

1.1.3 Filgotinib in Crohn’s disease (CD)

CD is an IBD of unknown cause, which results in chronic inflammation of the gastrointestinal (GI) tract with a relapsing and remitting course.

FITZROY Phase 2 program in CD

The FITZROY Phase 2 trial evaluated the efficacy and safety of 200mg once-daily filgotinib in 174 patients with moderate to severe active CD and mucosal ulceration, who were either anti-TNF naive or anti-TNF failures. As reported in The Lancet (Vermeire et al. 2016), the FITZROY Phase 2 trial achieved the primary endpoint of clinical remission at Week 10, and filgotinib demonstrated a favorable tolerability profile consistent with the DARWIN trials in RA.

DIVERSITY Phase 3 program in CD

Gilead initiated the Phase 3 DIVERSITY trial with filgotinib in CD in November 2016, and following our amended collaboration agreement with Gilead, Galapagos became the sole sponsor of DIVERSITY (including all development costs) and the long-term extension study, and the parties completed the transfer of all data to Galapagos in March 2023. Under the terms of the amended agreement, Gilead made a one-time payment of $15 million to Galapagos.

DIVERSITY consisted of a combined (induction and maintenance), double-blind, placebo-controlled Phase 3 trial, enrolling 1,374 biologic-naive and biologic-experienced patients with moderate to severe active CD in 384 centers worldwide. The primary objectives of the trial were to evaluate the safety and efficacy of filgotinib 100mg or 200mg, once-daily oral treatments, versus placebo.

The co-primary endpoints at Week 10 and Week 58 were clinical remission per Patient Reported Outcome (PRO-2) and endoscopic response per Simple Endoscopic Score for Crohn’s Disease (SES-CD). Clinical remission measured by the Crohn’s Disease Activity Index (CDAI) was a key secondary endpoint in the induction and maintenance phase of the study. Additional secondary endpoints were clinical remission and endoscopic response (combined into a single endpoint on a patient level) at Week 10, clinical remission and endoscopic response (combined into a single endpoint on a patient level) at Weeks 10 and 58, sustained clinical remission and endoscopic response at Weeks 10 and 58, and 6-month corticosteroid-free clinical remission at Week 58 (see graphic below).

Induction Cohort A included biologic-naïve (54%) and biologic-experienced (46%) patients; induction Cohort B included biologic-experienced patients. In total, 33% of patients in Cohort A and 52% of patients in Cohort B had failed treatment with 3 or more biologic drugs.

On 8 February 2023, Galapagos announced topline results from the DIVERSITY study.

Both induction cohorts of the study failed to meet the co-primary endpoints of clinical remission and endoscopic response for filgotinib, 100mg and 200mg once-daily. In the maintenance phase of the study, a statistically significant higher proportion of patients receiving filgotinib 200mg once-daily achieved the co-primary endpoints of clinical remission (43.8% vs. 26.4%; p=0.0382) and endoscopic response (30.4% vs. 9.4%; p=0.0038) compared to placebo at Week 58.

The safety observations of the study were in line with the underlying disease and were consistent with the safety profile of filgotinib observed in previous studies across indications.

Based on these topline data, Galapagos decided not to submit a Marketing Authorization Application in Europe for filgotinib in CD. The full results will be further analyzed to gain valuable insights to guide future research efforts.

1.2 Our TYK2 program: GLPG3667

GLPG3667 is an investigational reversible and selective TYK2 kinase domain inhibitor that was discovered by us and evaluated in a Phase 1 healthy volunteer study in 2020. The Phase 1 study was a randomized, double-blind, placebo-controlled dose escalation study evaluating safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) of single and multiple ascending oral doses of GLPG3667 for 13 days.

Blood was drawn at multiple time points on Day 1 and on Day 10 and stimulated ex vivo with several cytokines, including IFNα, to analyze the level of inhibition of inflammation, including the effect on phosphorylated signal transducer and activator of transcription (pSTAT) signaling as well as hematological parameters, lipids and creatine-phosphokinase (CPK) (see graphs below).

Following these results, we initiated a randomized, placebo-controlled, double-blind Phase 1b study in 31 patients with moderate to severe plaque psoriasis. Patients were randomized in a 1:1:1 ratio to a daily oral dose of GLPG3667 (low dose or high dose) or placebo, for a total of 4 weeks.

In July 2021, we announced positive topline results demonstrating that GLPG3667 was generally well tolerated with a positive response signal at Week 4 (see graph below):

●	At Week 4, four out of 10 patients in the high dose group had a Psoriasis Area and Severity Index (PASI) 50 response, defined as at least a 50% improvement in PASI from baseline, compared to one out of 10 subjects on placebo. There were no subjects with a PASI 50 response on the low dose of GLPG3667. The 4 responders in the high dose group of GLPG3667 achieved a 52%, 65%, 74% and 81% improvement respectively in their PASI scores from baseline, while the subject randomized to placebo improved by 52%. Positive efficacy signals were also observed with the high dose for other endpoints, including affected Body Surface Area and physician and patient global assessment, versus placebo at Week 4.

Phase 1b psoriasis study with `3667

Clinical activity at 4 weeks with once daily dosing

% of subjects achieving %CFB or less
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
PASI 75
PASI 50
-100%
-75%
-50%
-25%
0%
25%
PASI %CFB

— '3667 (150mg) (N=10)
— '3667 (50mg) (N=11)
— Placebo (N=10)

CFB, change from baseline. Source: company data
*Papp et al, NEJM, 2018

●	One subject in the low dose group interrupted participation in the study for one day due to exacerbation of psoriasis. The majority of treatment related adverse events (AEs) were mild in nature and transient. There were no deaths or serious adverse events (SAEs) in this 4-week study.

Following these results, in 2022, we initiated the preparations for the Phase 2 studies with GLPG3667 in dermatomyositis (DM) and systemic lupus erythematosus (SLE).

DM is the most common form of idiopathic inflammatory myopathies (IIM) and is characterized by inflammatory and degenerative changes of the muscles and skin. IIMs are a heterogenous group of rare autoimmune disorders primarily affecting the proximal muscles. They are characterized by severe muscle weakness, muscle enzyme elevations, inflammation on muscle biopsy, and extra-muscular manifestations. The quality of life of patients with DM is impaired due to muscle weakness and pain, and skin disease activity7. The overall mortality ratio in DM patients also remains three times higher compared to the general population, with cancer, lung, and cardiac complications and infections being the most common causes of death.

The Phase 2 studies in DM and SLE are expected to start later in 2023.

7 Goreshi R, et al. Quality of life in dermatomyositis. J Am Acad Dermatol. 2011 Dec;65(6):1107-16.

1.3 Our SIK program

The Salt-Inducible Kinases (SIK) belong to a novel class of targets with immune-modulatory function discovered in an inflammation phenotypic cell assay with our proprietary target discovery platform. The search, identification, and validation for this novel class of targets started with the ambition to find novel druggable targets with a differentiating mechanism-of-action to develop new therapeutic candidates demonstrating an improved efficacy and safety profile relative to existing therapies. Although significant progress has been made with novel therapies in recent years, for instance in psoriasis, the unmet need to manage chronic inflammatory diseases related to joints, the bowel, and other organs remains an important objective in public health.

The SIK family, which includes 3 members SIK1, SIK2, and SIK3, has been shown to contribute to biologic pathways across multiple immune cells. SIK inhibition has the potential to reduce the production of pro-inflammatory cytokines coupled with enhanced production of immunoregulatory mediators. This unique mechanism-of-action offers the potential to restore the immune balance that is typically out of balance in autoimmune diseases, and differentiate product candidates from existing therapies that predominantly act by suppressing the immune system.

We have been focusing our medicinal chemistry efforts on these targets, delivering over 5,000 synthesized molecules, and more than 11 different chemical series with different SIK-isoform selectivity profiles. The first lead molecule from this program, GLPG3970, a selective SIK2/SIK3 inhibitor, has demonstrated a response across several disease models that has led to the investigation of a series of early-stage clinical trials in psoriasis (CALOSOMA), UC (SEA TURTLE), and RA (LADYBUG). The topline results for GLPG3970 were announced in July 2021.

Thorough analysis of clinical endpoints and exploratory biomarker research has confirmed meaningful signals of biological activity in psoriasis and UC patients despite short treatment duration and suboptimal PK properties. A second candidate, GLPG4399, selective for SIK3 was tested in a Phase 1 healthy volunteer study but will not be further pursued for clinical development.

SIK portfolio outlook

From the clinical studies described above we learned that the SIK pathway has the potential to play an important role in inflammation and confirms the therapeutic potential of SIK inhibitors in inflammatory diseases. Although we will not progress GLPG3970 and GLPG4399 further into clinical development, the study results are an essential part of the broad evidence package that we are assembling on our SIK program. This strengthens our understanding of the best approach going forward. We are currently performing medicinal chemistry activities with the goal to start preclinical development with a selective SIK inhibitor later in 2023.

2.	CAR-T PIPELINE
2.1	GLPG5101 in refractory SLE

SLE is a female predominant, relapsing and remitting autoimmune disease, characterized by the formation of autoantibodies and immune complex–mediated inflammation. This results in systemic progressive multiple organ damage, which is associated with high morbidity and mortality.

Recently published data from a pilot study indicate that CAR-T cell therapy may have the potential to achieve long-term drug-free SLE remission.9,10 Given our deep disease knowledge and expertise in the field of immunology and our novel approach in the manufacturing of CAR-T therapies at the point-of care (see “ONCOLOGY”), we plan to initiate a Phase 1b patient study with our CD19 CAR-T candidate, GLPG5101, later in 2023.

9 Anti-CD19 CAR-T cell therapy for refractory systemic lupus erythematosus. Mackensen A, Müller F, Mougiakakos D, et al. Nat Med. 2022 Sep 15.

10 CD19-targeted CAR-T Cells in Refractory Systemic Lupus Erythematosus. Mougiakako Ds, Krönke G Völkl S, et al. N Engl J Med. 2021 Aug 5;385(6):567-569.

ONCOLOGY

1.	Our differentiating approach

In 2022, we entered the field of oncology, CAR-T, and antibody-therapy research and development through the acquisitions of CellPoint and AboundBio. The transactions provide us with end-to-end capabilities in CAR-T therapy development and offer the potential for a paradigm shift in the space through the implementation of a breakthrough, decentralized point-of-care manufacturing model, and cutting-edge fully human antibody-based capabilities to design next-generation CAR-Ts and biologicals.

a.	Point-of-care manufacturing

Despite continued progress with current CAR-T cancer therapies, long lead times, costly central manufacturing and complex logistics continue to be limiting factors for large-scale capacity and broad patient access.

To address important limitations of current CAR-T treatments, CellPoint (a Galapagos company) has developed, in a strategic collaboration with Lonza, a novel decentralized delivery model designed to manufacture non-frozen CAR-T therapies at the point-of-care. Through decentralized manufacturing, complex logistics and cryopreservation of the cells can be avoided, and the average vein-to-vein time can be drastically reduced from up to months for currently approved CAR-T therapies to 7 days with our CAR-T candidates currently observed in our clinical trials.

The proprietary platform consists of CellPoint’s end-to-end xCellit workflow management and monitoring software and Lonza’s Cocoon®, a functionally closed, automated manufacturing platform for cell therapies.

The novel point-of-care model is compliant with the EMA and the FDA guidance for clinical trials.

b.	Antibody engineering capabilities

AboundBio (a Galapagos company) has developed several very large, diverse human antibody libraries in standard fragments of antigen binding (Fab), single-chain variable fragments (scFv), and unique variable (VH) domain formats. The team can rapidly (days to weeks) discover novel, high affinity, binders in multiple formats, engineer them if needed to improve their developability properties, and convert them for multiple uses including multi-specific, CARs, fusion proteins and antibody drug conjugates (ADCs). The proprietary methodologies to build large fully-human antibody-based libraries offer the potential to increase binder diversity, affinity and specificity; coverage of potential antigens; screening capacity; and probability of identifying a lead therapeutic antibody candidate.

In the field of oncology, AboundBio provides unique research capabilities for next generation CAR-T therapies that have the potential to deliver deeper and durable clinical responses, as well as additional drug modalities beyond small molecules.

Our new generation of fully human, multi-specific CAR-T constructs have the potential to transform patient outcomes through potentially more effective and longer-lasting care options, even in the event of relapse after previous CAR-T-cell therapy. Together with the decentralized CAR-T point-of-care manufacturing model, we aim to broaden patient access and ultimately hope to change their lives.

2.	Pipeline: CAR-T candidates manufactured at point-of-care
a.	GLPG5101: CD19 CAR-T in relapsed/refractory non-Hodgkin’s lymphoma

Non-Hodgkin’s lymphoma (NHL) is a cancer originating from lymphocytes, a type of white blood cell which is part of the body’s immune system. NHL can occur at any age although it is more common in adults over 50 years old. Initial symptoms usually are enlarged lymph nodes, fever, and weight loss. There are many different types of NHL. These types can be divided into aggressive (fast-growing) and indolent (slow-growing) types, and they can be formed from either B lymphocytes (B cells) or in lesser extent from T lymphocytes (T cells) or Natural Killer cells (NK cells). B-cell lymphoma makes up about 85% of NHL cases diagnosed in the US. Prognosis and treatment of NHL depend on the stage and type of disease.

GLPG5101 is our second generation anti-CD19/4-1BB CAR-T product candidate, administered as an intravenous infusion of a fresh product candidate in a single fixed dose. Its feasibility, safety, and efficacy of point-of-care manufacturing are currently being evaluated in the ATALANTA Phase 1/2, open-label, multicenter study in patients with relapsed/refractory non-Hodgkin lymphoma (rrNHL).

The primary objective of the Phase 1 part of the ATALANTA-1 study is to evaluate safety and to determine the recommended dose for the Phase 2 part of the study. Secondary objectives include assessment of efficacy and feasibility of point-of-care manufacturing of GLPG5101. The dose levels that are evaluated in the Phase 1 part are 50x106(DL1), 110x106 (DL2) and 250x106 (DL3) CAR-T cells. The primary objective of the Phase 2 part is to evaluate the objective response rate (ORR) while the secondary objectives include complete response rate (CRR), duration of response, progression free survival, overall survival, safety, pharmacokinetic profile, and feasibility of point-of-care manufacturing. Each enrolled patient will be followed for 24 months.

In December 2022, we presented initial data from the ATALANTA-1 Phase 1 study during a poster session at the 64th Annual American Society of Hematology (ASH) Congress in New Orleans, Louisiana. The initial results from 7 patients that were eligible for efficacy evaluation (ATALANTA-1 Phase 1 study cut-off date: 8 November 2022) indicated that a 7-day vein-to-vein time was feasible and demonstrated strong and consistent in vivo CAR-T expansion levels. Moreover, the initial efficacy results were encouraging with an observed ORR of 86% and a complete response (CR) observed in all responding patients. A duration of response of up to 7 months has been reported and follow-up is ongoing. Two patients who received DL1 that progressed after initial stable disease or CR respectively, had a CD19-negative escape. No CD19-positive relapses have been observed.

In the initial safety analysis of these 7 patients, adverse events were consistent with the known toxicities of CD19 CAR-T treatment. No grade 3 or higher cytokine release syndrome (CRS) or immune effector cell-associated neurotoxicity syndrome (ICANS) was observed in any of the patients. At DL2, CRS grade 1 or 2 was reported in 4 patients and ICANS grade 1 was reported in 3 patients. Patients at DL1 did not experience any grade of CRS or ICANS. Dose-limiting toxicity (neutropenia grade 4 for >21 days) was observed in 1 patient (DL2) and the majority of grade ≥3 adverse events were hematological toxicities.

The study is currently enrolling rrNHL patients in Europe and the first expansion cohort for Mantle Cell Lymphoma, a form of NHL, is currently open for recruitment. We aim to provide Phase 1 topline results around mid-2023.

b.	GLPG5201: CD19 CAR-T in relapsed and refractory chronic lymphocytic leukemia

Chronic lymphocytic leukemia (CLL) is one of the chronic lymphoproliferative disorders (lymphoid neoplasms). It is characterized by the excessive and uncontrolled proliferation of functionally incompetent B lymphocytes from monoclonal origin. CLL and small cell lymphocyte leukemia (SLL) are essentially the same type of B-cell non-Hodgkin lymphoma (NHL), with the only difference the location where the primary cancer occurs. CLL affects B-cells in the blood and bone marrow and SLL cancer cells are located in lymph nodes and/or the spleen. Richter's Transformation (RT) is an uncommon clinicopathological condition observed in patients with CLL. It is characterized by the sudden transformation of the CLL into a significantly more aggressive form of large cell lymphoma, and occurs in approximately 2-10%10 of all CLL patients. CLL/SLL usually follows an indolent course and is an incurable disease. Patients who develop relapsed and refractory disease and become resistant to new agents have a dismal prognosis and a high unmet medical need for new therapeutic options such as CAR-T cells.

With an estimated incidence rate of 4.7 new cases per 100,000 individuals, CLL/SLL are the most prevalent lymphoid malignancies and the most common forms of adult leukemia in the US and in Europe11.

EUPLAGIA-1 is an ongoing Phase 1/2 study in heavily pre-treated patients with rrCLL and rrSLL, with or without RT, to evaluate the safety, efficacy, and feasibility of GLPG5201, a non-frozen CD19 CAR-T product candidate manufactured at point-of-care.

GLPG5201 is our second generation anti-CD19/4-1BB CAR-T product candidate, administered as an intravenous infusion of a fresh product candidate in a single fixed dose.

Patients with CD19 rrCLL or rrSLL with >2 lines of therapy are eligible to participate, and patients with RT are eligible regardless of prior therapy. The primary objective of the Phase 1 part of the study is to evaluate safety and determine the recommended dose for the Phase 2 part of the study. The dose levels that are evaluated in the Phase 1 part of the study are 35x106(DL1), 100x106 (DL2) and 300x106 (DL3) CAR+ viable T cells. The primary objective of the Phase 2 part of the study is to assess the ORR and the secondary objectives include the analysis of the CRR, duration of response, progression free survival, overall survival, safety pharmacokinetic profile, and feasibility of point-of-care manufacturing.

We presented initial encouraging safety and efficacy data from the EUPLAGIA -1 Phase 1 study during a poster session at the EBMT-EHA12 5th European CAR-T cell Meeting in Rotterdam in February 2023 (EUPLAGIA-1 Phase 1 study data cut-off date: 9 Janurary 2023). At the moment of analysis on 9 January 2023, 7 patients diagnosed with rrCLL (4 patients of which have RT) were enrolled in the study (n=4 at dose level 1 (DL1); n=3 at dose level 2 (DL2)). All patients received GLPG5201 as a fresh infusion with a median vein-to-vein time of 7 days.13

The initial results from these 7 patients that were eligible for efficacy analysis (EUPLAGIA-1 Phase 1 cut-off date: 9 January 2023) indicated that a 7 day vein-to-vein time was feasible and that the ‘fresh’ CAR-T product candidate demonstrated strong and consistent in vivo CAR-T expansion levels. Moreover, the initial efficacy results were encouraging with an observed ORR of 100%. A CR was observed in 6 out of 7 patients (86%) and in all 4 patients with RT. A duration of response of up to 7.9 months has been reported and follow-up is ongoing. Only 1 patient (DL1) progressed (progressive disease after partial response, (PR)) and had a CD19-negative relapse with confirmed Richter’s transformation.

In the safety analysis of these 7 patients, adverse events were consistent with the known toxicities of CD19 CAR-T treatment. None of the patients experienced a cytokine release syndrome (CRS) higher than grade 2 at both dose levels and no immune effector cell associated neurotoxicity syndrome (ICANS) was reported. No dose limiting toxicities (DLTs) were reported and the majority of grade ≥3 adverse events were hematological. Only one serious adverse event was reported at DL2 with a patient experiencing a CRS grade 2, but the event was resolved after 7 days.

The EUPLAGIA-1 study is continuing to enrol rrCLL and rrSLL patients in Europe, including patients with RT, and we aim to provide Phase 1 topline results around mid-2023.

10 CD19-targeted CAR-T cells in refractory systemic lupus erythematosus. Mougiakako Ds , Krönke G Völkl S, et al. N Engl J Med. 2021 Aug 5;385(6):567-569.

11Siegel RL, Miller KD, Fuchs HE, Jemal A. Cancer Statistics, 2021. CA: A Cancer Journal for Clinicians. 2021;71(1):7-33. https://www.ncbi.nlm.nih.gov/books/NBK493173

12European Society for Blood and Marrow Transplantation (EBMT)-European Hematology Association (EHA)

13N. Martinez-Cibrian , S. Betriu , V. Ortiz-Maldonado , D. Esteban , L. Alserawan , M. Montoro , A.D. Van Muyden , M. Spoon , M.J Pont , C. Jacques , J.Delgado (2023, February 9-11) Initial clinical results of Euplagia-1, a Phase I/II Trial of Point-of-Care Manufactured GLPG5201 in R/R CLL/SLL with or without Richter’s transformation [Poster presentation]. EBMT-EHA 5th European CAR T-cell Meeting, Rotterdam, the Netherlands

c.	GLPG5301: BCMA CAR-T in relapsed and refractory multiple myeloma

Multiple myeloma (MM) is typically characterized by the neoplastic proliferation of plasma cells producing a monoclonal immunoglobulin. The plasma cells proliferate in the bone marrow and may result in extensive skeletal destruction with osteopenia, and osteolytic lesions with or without pathologic fractures. The diagnosis of MM is made when one (or more) of the following clinical presentations are present: bone pain with lytic lesions discovered on routine skeletal films or other imaging modalities, an increased total serum protein concentration with the presence of a monoclonal protein in the urine or serum, and anemia, hypercalcemia or renal failure. The patient may be either symptomatic or their disease may be discovered incidentally.

PAPILIO-1 is a Phase 1/2, open-label, multicenter study to evaluate the feasibility, safety, and efficacy of point-of-care manufactured GLPG5301, our BCMA CAR-T product candidate, in patients with relapsed/refractory multiple myeloma (rrMM).

GLPG5301 is a second generation anti-BMCA/4-1BB CAR-T product candidate, administered as an intravenous infusion of a fresh product candidate in a single fixed dose. Each enrolled patient will be followed for 24 months.

The primary objective of the Phase 1 part of the PAPILIO-1 study is to evaluate safety and determine the recommended dose for the Phase 2 part of the study. Secondary objectives of the Phase 1 part of the study include assessment of efficacy and feasibility of point-of-care manufacturing of GLPG5301.

The primary objective of Phase 2 of the study is to evaluate the ORR while the secondary objectives include assessment of CRR, duration of response, progression free survival, overall survival, safety, pharmacokinetic profile, and feasibility of point-of-care manufacturing.

We expect to start enrolling patients with rrMM in Europe in the second quarter of 2023.

Other pipeline

Our CFTR program with GLPG2737 in ADPKD

Following the new strategic direction and the renewed focus on immunology and oncology, we discontinued our activities in fibrosis and kidney disease in 2022.

Early 2023, we completed the MANGROVE Phase 2 study with GLPG2737. MANGROVE was a randomized, double-blind, placebo-controlled trial evaluating a once-daily oral dose of GLPG2737. GLPG2737 or placebo is administered for 52 weeks, followed by an open-label extension period of 52 weeks, in ADPKD patients with rapidly progressing disease. The primary objectives of the trial were to assess the effect on growth of total kidney volume over 52 weeks compared to placebo as well as overall safety and tolerability. The secondary objectives included renal function, pharmacokinetics, and pharmacodynamics.

We decided not to-out-license the program due to lack of effect of GLPG2737 on kidney volume and renal progression compared to placebo. The open-label extension study was subsequently stopped.

OUR STRATEGY

We are a fully integrated biotechnology company united around a single purpose: to transform patient outcomes worldwide through the relentless pursuit of life changing science and innovation for more years of life and quality of life.

More than two decades ago, Galapagos was founded to discover new medicines with novel modes of action. Since then, we identified numerous novel targets, generated an R&D pipeline across multiple indications, entered into a significant strategic partnership with Gilead, and successfully brought to market a medicine in two indications. We have built a solid foundation based on strong financials, deep scientific and therapeutic expertise in key areas, and a significant commercial footprint.

In 2022, we unveiled a new strategy to accelerate growth and value creation by reshaping the way we innovate and operate. This strategy provides a clear path forward based on three key pillars:

1.	We shift from novel target-based discovery to patient-focused medical need research and development with a focus on our key therapeutic areas of immunology and oncology;
2.	We build on our current capabilities and de-risk R&D through multiple drug modalities, including CAR-T, small molecules and biologicals, and by focusing on best-in-disease validated targets in our strategic therapeutic areas with shorter time-to-patient potential;
3.	We increase our business development efforts to complement our internal pipeline and continue to work with our collaboration partner Gilead to bring more medicines to patients worldwide.

Our differentiation is our entrepreneurship and integrated approach – patient-focused, risk managed, collaborative and driven by medical need – combined with the scale of our resources and our deep scientific expertise in key therapeutic areas. Together, these enable us to significantly reduce time-to-results and accelerate delivery of transformational innovations and medicines to patients.

POTENTIAL EXTERNAL IMPACTS

COVID-19 impact

Whilst the beginning of 2022 was globally marked by steeply increasing infection rates mainly due to the spread of the highly infectious Omicron-variant, the situation improved significantly as of the second quarter and the strict measures taken by local governments and us to help prevent the spread of the COVID-19 virus and protect the physical and mental health of our staff could gradually be loosened. We nevertheless continue to monitor COVID-19 infection rates at global and local levels, and have systems in place to react quicky where needed to guarantee business continuity. We report the following impacts.

●	Staff

At Galapagos, we maintained the measures put in place by local governments to help prevent the spread of the COVID-19 virus and protect the physical and mental health of our staff, albeit that these measures were gradually loosened during 2022. The majority of our research staff continued to work from the office/labs. For teleworkable functions we continued the implementation of our hybrid working model launched in 2021, in locations where the ongoing COVID-19 situation and corresponding local governmental measures permitted us to do so. For those employees coming to the office, we maintained stringent cleaning and sanitation protocols. We further kept our global and site-specific business continuity plans up-to-date and continued to take appropriate recommended precautions.

●	Development portfolio

We have a business continuity plan for our clinical development programs. We closely monitor each program in context of the current global and local situation of the COVID19 pandemic and the associated specific regulatory, institutional, government guidance and policies related to COVID-19. Within the boundaries of these guidances and policies, and in consultation with our contact research organizations (CROs) and clinical trial sites, we applied various measures to minimize the impact of the COVID-19 pandemic on our clinical development programs, with the primary aim to ensure the safety of our trial participants and to preserve the data integrity and scientific validity of the trials. These measures were implemented on a case-by-case basis, tailored to the specific study and country needs at any given time, with specific attention paid to vulnerable populations and the use of investigational medicines with immunosuppressive properties. The measures include, amongst others, increased, transparent communication to all stakeholders and the direct supply of investigational medicines to patients. For each clinical trial, we actively monitor and document the impact of COVID-19 to mitigate its effect on the study where necessary and to facilitate the interpretation and reporting of results.

●	Commercial organization

The form of outreach of our commercial teams to physicians and hospitals was impacted by the COVID-19 pandemic and consequent travel restrictions, and thus became partially virtual. The teams invested in digital channels as part of the overall commercial build strategy, and these channels are being utilized during our ongoing commercial launch. Thus far we note no material impact on the relative competitiveness of our commercial operations due to travel restrictions, nor have the effects of COVID-19 our ability to engage in market access discussions. Nevertheless, healthcare systems are under pressure across Europe, increasing the volatility in reimbursement procedures and cost containment measures, and potentially reducing the number of new therapy options initiated by healthcare providers.

Conflict in Ukraine

We currently have no clinical studies that are enrolling patients in Ukraine and Russia. If our CROs experience significant or extended disruptions to their business due to the military conflict in Ukraine and the sanctions against Russia, it could result in delays in our clinical development activities, including delay of our clinical development plans and timelines, or could cause interruptions in operations of regulatory authorities. The impact on pivotal studies such as DIVERSITY has remained limited. We continue to monitor the situation and are taking measures to mitigate the impact on our ability to conduct clinical development activities. Interruptions or delays in our CROs’ and our ability to meet expected clinical development deadlines or to comply with contractual commitments with respect to the same, could lead to delays in our overall developmental and commercialization timelines. This would adversely impact our ability to conduct clinical development activities and complete them on a timely basis. Since 24 February 2022, we have extended the focus of the business continuity plan to closely monitor each program in context of the currently ongoing Ukraine-Russia conflict and the associated specific regulatory, institutional, and government guidance and policies.

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

As of March 1, 2023, patent rights held by Galapagos NV relating to our product candidates include the following:

Filgotinib product candidate: We have seven U.S. patents claiming filgotinib compositions of matter, salts of filgotinib and methods of treatment using filgotinib, and one pending U.S. patent application. We have two patents granted via the European Patent Office (EPO). Counterpart patent applications are also pending in Australia, Canada, and other foreign countries. The seven issued U.S. patents, two European Patents, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2030, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. For example, supplementary protection certificates have been requested in Europe, and granted amongst others in France, Germany, the Netherlands, Italy, Norway, Sweden, Portugal, and Spain with an expiry date of 2035. In addition, we have four granted U.S. patents and one pending U.S. application, with counterpart applications pending in other foreign countries, which are directed to certain physical forms, including polymorphic forms and compositions, of our filgotinib product candidate, and patents, if granted, based on these patent applications are estimated to expire in 2035, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have a U.S. patent, with counterpart applications pending in other foreign countries, related to the use of our filgotinib product candidate in cardiovascular disorders. Any patents, if granted, based on these patent applications are estimated to expire in 2036. We additionally have a pending U.S. application, with counterpart pending application in other foreign jurisdictions, which relates to specific methods of treatment using filgotinib. Any patents, if granted, based on this patent application are estimated to expire in 2039. We have a US pending application, with counterpart pending application in other foreign jurisdictions, which relate to solid formulations of a filgotinib salt, , including polymorphic forms and if granted, these patent application would be currently expected to expire in 2038. We have additional patents and pending patent applications directed to the use of compounds related to our filgotinib product candidate and these patents, and patents that may be issued based on these pending patent applications, are currently expected to expire from 2029 to 2033, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG3667 product candidate: We have a pending U.S. patent application, as well as counterpart foreign patent applications that are pending in Australia, Canada, Europe, Japan and other foreign countries claiming GLPG3667 compositions of matter and methods of treatment using GLPG3667. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. We also have three pending applications before the European Patent Office (EPO) relating to improved methods for treating inflammatory disorders using GLPG3667. Any patents, if granted, based on these patent applications are estimated to expire in 2042 and 2043 respectively.

GLPG5101 product candidate: We have a pending patent application under the PCT, claiming methods of treatment using GLPG5101. Patents, if any, that issue based on this pending patent application are estimated to expire in 2043, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. In addition, we have obtained an exclusive license outside China and Israel, to the use of the Cocoon in the manufacture of cell therapy for the treatment of hematological malignancies at the point-of-care.

GLPG5201 product candidate: We have a collaboration agreement to develop GLPG5201 and have a pending patent application under the PCT, claiming methods of treatment using GLPG5201. Patents, if any, that issue based on this pending patent application are estimated to expire in 2043, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. In addition, we have obtained, an exclusive license, to use GLPG5201 in combination with the Cocoon in the manufacture of cell therapy for the treatment of CLL, ALL and NHL.

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

Collaborations

We have entered into multiple collaboration agreements with pharmaceutical partners, which have generated €4,944.7 million ($5,273.8 million converted at EUR/USD closing rate on December 31, 2022) in cash through December 31, 2022 to fund discovery and development. We expect to continue to collaborate selectively with pharmaceutical and biotechnology companies to leverage our discovery platform and accelerate product candidate development. Our current alliances include the alliances with Gilead and the restructured alliance with AbbVie.

On July 20, 2022 our exclusive Collaboration and License agreement with Molecure (formerly know as Oncoarendi Therapeutics) terminated.

Option, License and Collaboration Agreement with Gilead

In July 2019, we entered into a 10-year global research and development collaboration with Gilead. We closed the transaction on August 23, 2019.

Upon closing of the option, license and collaboration agreement, we received an upfront payment of $3.95 billion and a €960 million ($1.1 billion) equity investment from Gilead. Under the terms of its equity investment, Gilead nominated two individuals to our Board of Directors, Dr. Linda Higgins and Mr. Daniel O'Day.

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

In December 2020, we agreed to amend this agreement again, as a result of which we have assumed all development, manufacturing, commercialization and certain other rights for filgotinib in Europe through a transition largely completed at the end of 2021 and fully completed by the end of 2022. Gilead retains commercial rights and remains marketing authorization holder for filgotinib outside of Europe, including in Japan.

In connection with our entry into the collaboration agreement, we received in January 2016 an upfront payment of $725 million consisting of a onetime, non-refundable, non-creditable license fee in the amount of $300 million and a $425 million equity investment. In November 2016, Gilead initiated a Phase 3 trial in CD, for which we received a $50.0 million payment. In December 2016, Gilead initiated a Phase 2 trial in UC for which we received a $10.0 million payment. In April 2017, Galapagos initiated a Phase 2 trial in psoriatic arthritis as a new indication, for which we received a $10.0 million payment. In May 2018, Gilead initiated a phase 3 trial in UC for which we received $15.0 million. In December 2019, Gilead initiated a Phase 3 trial in psoriatic arthritis as a new indication, for which we received $10.0 million (€9.1 million). Also in December 2019, Gilead filed an NDA for filgotinib in the U.S. for which we received a $20 million payment in January 2020. In September 2020, Gilead obtained marketing authorization for filgotinib in Europe and Japan for which we received an aggregate payment of $105.0 million (€90.2 million) payment in October 2020. In connection with the agreement that we entered into with Gilead pursuant to the binding term sheet entered into in December 2020 to amend the existing arrangement for the commercialization and development of filgotinib, Gilead has agreed to irrevocably pay Galapagos €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021 an additional €75 million in April 2021 and €50 million in 2022. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. However, we will remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $275 million and sales-based milestone payments of up to $600 million. All payments by Gilead to us are made in U.S. dollars.

Under the terms of the collaboration, Gilead is primarily responsible for seeking regulatory approval of filgotinib in countries outside of Europe. Pursuant to the amended arrangements agreed in December 2020, we are responsible for commercializing filgotinib in Europe.

Under the amended and restated filgotinib agreement, we agreed on a 50% / 50% cost split for development costs of filgotinib, in lieu of the 20% (us) /80% (Gilead) cost split under the original filgotinib agreement. Beginning on January 1, 2021, we bore the development costs for certain studies, in lieu of the equal cost split contemplated by the 2019 agreement. These studies include the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The existing 50/50 global development cost sharing arrangement will continue for the following studies: SELECTION and its long-term extension study (LTE) in UC, DIVERSITY and its LTE, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn’s disease, pediatric studies and their LTEs in RA, UC and Crohn’s disease, and support for investigator sponsored trials in IBD. Under the 2021 amendment, the 50/50 development cost sharing arrangement ceased for DIVERSITY and its LTE starting from April 1, 2022. As from that date, Galapagos was solely responsible for all development costs. In consideration for Galapagos assuming responsibility for the DIVERSITY study, Gilead made a one-time payment to Galapagos of $15 million in 2022.

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

In September 2021, Gilead and Galapagos agreed to further amend the collaboration. Following such amendment, Galapagos assumed sponsorship of and operational and financial responsibility for the ongoing DIVERSITY clinical study, evaluating filgotinib in CD, and its long-term extension study. The transfer was intended to be completed by June 30, 2022 and completed by March 2023. Under the terms of the agreement, Gilead made a one-time payment of $15 million to Galapagos in consideration for Galapagos assuming responsibility for the DIVERSITY clinical study. From April 1, 2022, Galapagos was also solely responsible for all development costs for the DIVERSITY clinical study. In addition, if the EMA grants regulatory approval of filgotinib for the treatment of CD based on data from the DIVERSITY trial, then royalties payable by Galapagos to Gilead will be reduced by 30% across all filgotinib indications and will become 5.6 to 10.5% of net sales in Europe. On February 8, 2023, Galapagos announced that it decided not to submit a Marketing Authorization Application in Europe based on topline data from the DIVERSITY study and as a result, these adjustments to the royalties will not made. These royalties are payable as of 2024. Gilead remains responsible for commercial activities outside of Europe.

In March 2022, Gilead and Galapagos agreed to further amend the collaboration. Following such amendment, Galapagos assumed sponsorship of and operational responsibility for the MANTA study and its long-term extension. The transfer was largely completed by December 31, 2022.

On March 28, 2022 filgotinib was approved by the Japanese Ministry of Health, Labour and Welfare for UC, for which we received a $20.0 million (€18.2 million) regulatory milestone payment from Gilead in May 2022.

Also in March 2022, Gilead and Galapagos agreed to further amend the collaboration by adding the following countries to the Galapagos territory: Andorra, San Marino, Monaco, and Vatican City.

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

Product development, license and commercialization agreement with Servier

On On August 30, 2021, we formalized the termination of the agreement with Servier by executing a termination agreement.

As a result of such termination, rights to the GLPG1972 were returned to us, subject to payment of a regulatory milestone, a commercial milestone and a mid-single digit sales-based royalty due upon the successful commercialization of GLPG1972 in countries outside the U.S.

Exclusive license agreement with MorphoSys AG

On November 5, 2021, we and MorphoSys ended our collaboration by executing a transition agreement. Pursuant to this agreement, MorphoSys has the right to continue research and development activities for MOR106 in all indications. Galapagos also assigned and transferred all of its patent rights and know-how to MorphoSys, and in exchange Galapagos remains eligible to receive single-digit royalties upon the worldwide successful commercialization of MOR106.

Distribution agreement for Jyseleca with Sobi

In October 2021, we signed an agreement (as amended from time to time) with Swedish Orphan Biovitrum AB (‘Sobi’) regarding the distribution of Jyseleca®. Sobi acts as our distribution and commercialization partner of Jyseleca® and will distribute the medicine in Central and Eastern Europe, Greece, Portugal, and the Baltic countries. Launches or first sales of Jyseleca in the aforementioned countries trigger milestone payments. In 2022, we recorded milestones of €2.0 million triggered by the first sale of Jyseleca in the Czech Republic and Portugal by Sobi.

Seasonality

Our business is currently not materially affected by seasonality.

Manufacturing and supply

We currently do not own or operate manufacturing facilities for the production of product candidates for preclinical, clinical, or commercial use.

For non-cell therapy products, we currently outsource to a limited number of external service providers the production of all drug substances and drug products, and we expect to continue to do so to meet the preclinical and clinical requirements of our product candidates and for the production in support of our commercial sales. We have framework agreements with most of our external service providers, under which they generally provide services to us on a project-by-project basis. For our point-of-care cell therapy products, we are establishing a network of decentraled production sites at or near the hospitals, which will manufacture and test our autologous CAR-T product candidates. With each point-of-care site we need to establish the necessary agreements to manufacture and test these product candidates, and oversee the GMP activities performed at these contracted sites.

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

In the field of RA, therapies include conventional synthetic disease-modifying antirheumatic drugs (csDMARDs), such as methotrexate, which is considered the standard-of-care for the treatment of RA. In fact, both the European Alliance of Associations for Rheumatology (EULAR) recommendations and the American College of Rheumatology guidelines recommend inclusion of methotrexate in first-line therapies for patients with RA. Given that csDMARDs may be ineffective for some patients with RA or cause side effects, additional therapies for patients who do not respond adequately or who are intolerant to standard-of-care treatments are needed. Accordingly, in addition to csDMARDS, biological DMARDs, such as monoclonal antibodies targeting TNF, like AbbVie’s Humira, or against IL-6 Receptor (IL-6R) like Roche’s RoActemra in EU, and Actemra as marketed in the US, have been developed. These biologics which must be delivered via injection or infusion. In November 2012, Xeljanz, marketed by Pfizer, was approved by the FDA as an oral treatment of adult patients with RA who have had an inadequate response to, or who are intolerant to, MTX. Xeljanz was approved by the EMA in 2017. Olumiant, a once-daily JAK1/2 inhibitor, marketed by Eli Lilly, was approved by the EMA for RA with 2 dosages in 2017 and by the FDA in 2018. A JAK inhibitor called Rinvoq which received approval for use with 1 dosage in RA from FDA and EMA in 2019 and in UC from FDA and EMA in 2022 is marketed by AbbVie. Filgotinib (Jyseleca), developed by us in collaboration with Gilead, is a preferential JAK1 inhibitor approved in 2020 for use in RA with 2 dosages and in 2022 in UC in European Union, Great Britain and Japan. We expect that Jyseleca is competing with all of these advanced therapies now that it is marketed. If generic or biosimilar versions of these therapies are approved, we would also expect Jyseleca to compete against these versions of the therapies.

In the field of AxSpA, axial spondyloarthritis (AxSpA) is an umbrella term that includes different inflammatory diseases primarily targeting the sacro-iliac joints and the spine. The most notable diseases of the AxSpA group are radiographic AxSpA (r-AxSpA; also known as ankylosing spondylitis, AS) and non-radiographic AxSpA (nr-AxSpA). The latter was introduced by the Assessment in SpondyloArthritis International Society (ASAS) to classify a group of patients who did not meet criteria for radiographic sacroiliitis but still experienced a burden of disease that comparable to patients with well-defined AS. The disease usually arises in the third decade of life and is characterised by a chronic course, flares and high permanent invalidity rates. Next to physiotherapy, pharmacological therapy to treat signs and symptoms of the disease is based on the use of NSAIDs, . In patients who do not respond or cannot tolerate first line treatments, biologic anti-rheumatic disease modifying (bDMARDs) drugs such as anti-TNF and IL-17 can be used. These include AbbVie’s Humira (AS only in US), UCB’s Cimzia (severe only in EU), Novartis’ Cosentyx and Lilly’s Taltz. Bimzelix (bimekizumab) from UCB is currently under regulatory review for AS and nr-AxSpA and Netakimab (BCD-085) from Biocad is in Phase 3 for AS. Inhibition of the JAK pathway with tsDMARDs has recently shown to be a good additional strategy to effectively manage AxSpA. Both tofacitinib and upadacitinib have been approved in the European Union (EU) for the treatment of adult patients with active AS who have responded inadequately to conventional therapy. Furthermore, upadacitinib has been approved in the EU for the treatment of active non-radiographic axial spondyloarthritis (nrAxSpA) in adult patients with objective signs of inflammation, as indicated by elevated C-reactive protein (CRP) and/or MRI, who have responded inadequately to NSAIDs.

In the field of UC, first line therapies are oral (or local) treatments with several low-cost generic compounds such as mesalamine. Steroids such as budesonide are also used in UC. For more advanced therapy, monoclonal antibodies with various targets such as TNF and more recently, integrins such as vedolizumab (Entyvio, marketed by Takeda) are approved. We are also aware of other biologics currently approved or in clinical development for these indications, such as ustekinumab (Stelara), developed by Johnson & Johnson, which is approved for UC, and risankizumab (Skyrizi), developed by AbbVie and under development for UC. Celgene/BMS has a new oral therapy, ozanimod (Zeposia), approved in UC. Pfizer’s Xeljanz was approved by the FDA for UC in 2018. Filgotinib (Jyseleca) is approved in the European Union, Great Britain and Japan for UC. Abbvie’s Rinvoq is approved for UC. The number of treatments for UC presents a substantial level of competition for any new treatment entering the IBD market. We expect that Jyseleca competes with all of these therapies now marketed for UC. If generic or biosimilar versions of these therapies are approved, we would also expect Jyseleca to compete against these versions of the therapies.

In the field of DM, DM is commonly treated with physical therapy, exercise and medication including corticosteroids, immunosuppressants or recently immunoglobulin treatment. Treatment of this disease has relied for many years on off-label medication and in 2021 the FDA approved immunoglobulin treatment Octagam, based on the Phase 3 ProDerm trial of Octapharma.

In the field of SLE, corticosteroids, antimalarials and immunosuppressants are commonly used to control lupus disease activity. Only two products are approved to treat SLE, both as add-on therapy: Belimumab (Benlysta) (anti-BAFF) from GSK and recently anifrolumab (Saphnelo) (anti-IFN) from Astra Zeneca. There are currently 8 product at Phase 3 for SLE, only two of which are oral – deucravacitinib (Sotyktu) (TYK2) from BMS and cenerimod (S1P1) from Idorsia. .

In the field of hematologic malignancies, such as Non-Hodgkin’s Lymphoma (NHL), Chronic Lymphocytic Leukemia (CLL) and Multiple Myeloma (MM), there are many approved therapies or therapies in development (chemotherapy, BTKi, antibodies, bispecific antibodies, antibody drug conjugates, CAR-Ts, cytokines, NK and T-cell engagers, etc.) and many different types of cell therapy in development (allogeneic / autologous, T / NK / CAR-NK, TIL, TCR-T, dendritic, etc.) which creates a highly competitive environment. New technologies and therapies such as in vivo modification of immune cells may further disrupt this market in the long-term. Six CAR T treatments have been approved for hematological cancers, being Novartis’ Kymriah (CD19 CAR T), Gilead/Kite’s Yescarta (CD19 CAR T) and Tecartus (CD19 CAR T), J&J’s Carvykti (BCMA CAR T) and BMS’ Breyanzi (CD19 CAR T) and Abecma (BCMA CAR T).

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

Government regulation

Government regulation and product approval

Government authorities in the United States at the federal, state, and local level, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export, and import of products such as those we are developing. In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (the FDCA) and related regulations, and biological products under the FDCA and the Public Health Service Act (the PHS Act) and related regulations. Drugs and biological products also are subject to other federal, state, local and foreign statutes and regulations.

U.S. regulation

U.S. drug development and biological product process

The process of obtaining regulatory approvals and compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, or license revocation, a clinical hold, untitled or warning letters, voluntary or mandatory product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. The process required by the FDA before a drug or biological product may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices regulations;
●	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;
●	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCP, to establish the safety and efficacy of the proposed drug or biological product for its intended use;
●	preparation and submission to the FDA of a new drug application, or NDA, or biologics license application, or BLA;
●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product candidate, or components thereof, are produced to assess compliance with cGMP;
●	potential FDA audit of the clinical trial sites that generated the data in support of the NDA or BLA; and
●	FDA review and approval of the NDA or BLA.

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Once a pharmaceutical or biological product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as animal studies. An IND sponsor must submit the results of the preclinical tests together with manufacturing information, analytical data, and any available clinical data or literature, to the FDA as part of the IND. The sponsor must also include a protocol detailing, among other things, the objectives of the initial clinical trial, dosing procedures, subject selection, and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions related to a proposed clinical trial and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns or non-compliance, and may be imposed on all product candidates within a certain class. The FDA also can impose partial clinical holds, for example, prohibiting the initiation of clinical trials of a certain duration or for a certain dose.

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

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

●	Phase 1. The product candidate is initially introduced into a small number of healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain early evidence on effectiveness. In the case of some product candidates for severe or life- threatening diseases, especially when the product candidate is suspected or known to be unavoidably toxic, the initial human testing may be conducted in patients.
●	Phase 2. Involves clinical trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance and optimal dosage and schedule.
●	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit relationship of the product candidate and provide an adequate basis for physician labeling.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. Within 15 calendar days after the sponsor determines that the information qualifies for reporting, written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk to humans, and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2, and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements, or if the product candidate has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the composition and physical characteristics of the product candidate and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product.

Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

A drug or biological product being studied in clinical trials may be made available to individual patients in certain circumstances. Pursuant to the 21st Century Cures Act, or Cures Act, as amended, the manufacturer of an investigational drug or biological product for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational product. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 trial of the investigational product, or, as applicable, 15 days after the drug or biological product candidate receives a designation as a breakthrough therapy, fast track product, or regenerative advanced therapy. Further, the Right to Try Act of 2017, among other things, provides a federal framework for certain patients to request access to certain investigational products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. There is no obligation for a pharmaceutical or biological product manufacturer to make its investigational products available to eligible patients as a result of the Right to Try Act.

U.S. review and approval processes

The results of product development, preclinical studies, and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the product candidate, proposed labeling, and other relevant information, are submitted to the FDA as part of an NDA for a new drug or BLA for biological product, requesting approval to market the product candidate. The submission of an NDA and BLA is subject to the payment of a substantial user fee; although a waiver of such fee may be obtained under certain limited circumstances. For example, the agency will waive the application fee for the first NDA or BLA that a small business or its affiliate submits for review. The sponsor of an approved NDA and BLA is also subject to an annual prescription drug product program fee.

The FDA reviews all NDAs and BLAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA or BLA for filing. In this event, the NDA or BLA must be re-submitted with the additional information. The re-submitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an indepth substantive review. The FDA reviews an NDA to determine, among other things, whether a drug is safe and effective for its intended use, and the FDA reviews a BLA to determine, among other things, whether a biological product is safe, pure and potent for its intended use. For both NDAs and BLAs, the FDA also reviews whether the manufacturing is cGMP-compliant to assure the product’s identity, strength, quality, and purity. Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA may refer the NDA or BLA to an advisory committee for review, evaluation, and recommendation as to whether the application should be approved and under what conditions. An advisory committee is a panel of experts, including clinicians and other scientific experts, who provide advice and recommendations when requested by the FDA. The FDA is not bound by the recommendation of an advisory committee, but it considers such recommendations when making decisions.

The approval process is lengthy and difficult and the FDA may refuse to approve an NDA or BLA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA or BLA in its present form. The complete response letter usually describes all of the specific deficiencies that the FDA identified in the NDA or BLA that must be satisfactorily addressed before it can be approved. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application, or request an opportunity for a hearing.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages, or the indications for use may otherwise be limited, which could restrict the commercial value of the product.

Further, the FDA may require that certain contraindications, warnings, or precautions be included in the product labeling. In addition, the FDA may require post-approval studies, including Phase 4 clinical trials, to further assess a product’s safety and effectiveness after NDA or BLA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. As part of the NDA or BLA, the FDA also may require the submission of a risk evaluation and mitigation strategy, or REMS, to ensure that the benefits of the product outweigh the risks of the product. The REMS plan could include medication guides, physician communication plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools. An assessment of the REMS must be conducted at set intervals. Following product approval, a REMS also may be required by the FDA if new safety information is discovered and the FDA determines that a REMS is necessary to ensure that the benefits of the product outweigh the risks of the product.

Expedited programs

Fast track designation

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs or biological products that meet certain criteria. Specifically, new product candidates are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a new drug or biological product may request the FDA to designate the drug or biological product as a fast track product concurrently with, or at any time after, submission of an IND, and the FDA must determine if the product candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

In addition to other benefits, such as the ability to engage in more frequent interactions with the FDA, the FDA may initiate review of sections of a fast track drug’s NDA or BLA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of each portion of the NDA or BLA and the applicant pays applicable user fees. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the NDA or BLA is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Accelerated approval

Under FDA’s accelerated approval regulations, the FDA may approve a drug or biological product for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a marker, such as a measurement of laboratory or clinical signs of a disease or condition that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of post-approval clinical trials sometimes referred to as Phase 4 trials to confirm the effect on the clinical endpoint. Under the Food and Drug Omnibus Reform Act of 2022, or FDORA, the FDA is now permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. FDORA also requires sponsors to send updates to the FDA every 180 days on the status of such studies, including progress toward enrollment targets, and the FDA must promptly post this information publicly. FDORA also gives the FDA increased authority to withdraw approval of a drug or biologic granted accelerated approval on an expedited basis if the sponsor fails to conduct such studies in a timely manner or send the necessary updates to the FDA, or if such post-approval studies fail to verify the drug’s predicted clinical benefit. Under FDORA, the FDA also is empowered to take action, such as issuing fines, against companies that fail to conduct with due diligence any post-approval confirmatory study or submit timely reports to the agency on their progress. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Breakthrough designation

The FDA expedites the development and review of a breakthrough therapy. A drug or biological product can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a drug or biological product be designated as a breakthrough therapy concurrently with, or at any time after, the submission of an IND, and the FDA must determine if the product candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. If so designated, the FDA shall act to expedite the development and review of the product candidate’s marketing application, including by meeting with the sponsor throughout the product candidate’s development, providing timely advice to the sponsor to ensure that the development program to gather preclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

Priority review

Priority review is granted where there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. If a product candidate that contains a new molecular entity is granted priority review, the FDA aims to review the application six months after it accepts the application for filing. If criteria are not met for priority review, the application is subject to the standard FDA review period of ten months after FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

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

Manufacturers and other entities involved in the manufacturing and distribution of approved products, and those supplying products, ingredients, and components of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. The cGMP requirements apply to all stages of the manufacturing process, including the production, processing, sterilization, packaging, labeling, storage, and shipment of the product. Manufacturers must establish validated systems to ensure that products meet specifications and regulatory standards, and test each product batch or lot prior to its release. We rely, and expect to continue to rely, on third parties for the production of clinical quantities of our product candidates. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production, or distribution, or may require substantial resources to correct.

The FDA may withdraw a product approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures, including a REMS, or the conduct of post-marketing studies to assess a newly discovered safety issue. FDA has authority to require post-market studies, in certain circumstances, on reduced effectiveness of a product, and FDA may require labeling changes related to new reduced effectiveness information. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, untitled or warning letters, holds on clinical trials, voluntary or mandatory product recalls, product seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions, or civil or criminal penalties.

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

Patent term restoration and marketing exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, less any time the applicant did not act with due diligence. Only one patent applicable to an approved drug or biological product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent terms extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration dates, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA; however, there can be no assurance that any such extension will be granted to us.

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

A biological product is granted twelve years of exclusivity from the time of first licensure of the biological product, which is referred to as a reference biological product. This twelve year exclusivity period was created by the Biologics Price Competition and Innovation Act of 2009, which was part of the Patient Protection and Affordable Care Act of 2010, which created an abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product. This amendment to the PHS Act attempts to minimize duplicative testing. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a biological product is biosimilar to the reference biological product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the product and the reference product may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product. The first biological product determined to be interchangeable with a branded reference product for any condition of use is also eligible for a period of exclusivity, during which time the FDA may not determine that another product is interchangeable with the same reference product for any condition of use. The FDA may approve multiple “first” interchangeable products so long as they are all approved on the same first day of marketing. This exclusivity period, which may be shared amongst multiple first interchangeable products, lasts until the earlier of: (1) one year after the first commercial marketing of the first interchangeable product; (2) 18 months after resolution of a patent infringement suit instituted under 42 U.S.C. § 262(l)(6) against the applicant that submitted the application for the first interchangeable product, based on a final court decision regarding all of the patents in the litigation or dismissal of the litigation with or without prejudice; (3) 42 months after approval of the first interchangeable product, if a patent infringement suit instituted under 42 U.S.C. § 262(l)(6) against the applicant that submitted the application for the first interchangeable product is still ongoing; or (4) 18 months after approval of the first interchangeable product if the applicant that submitted the application for the first interchangeable product has not been sued under 42 U.S.C. § 262(l)(6). Pediatric exclusivity is another type of exclusivity in the United States. Pediatric exclusivity, if granted, provides an additional six months to an existing exclusivity or statutory delay in approval resulting from a patent certification. This six-month exclusivity, which runs from the end of other exclusivity protection or patent delay, may be granted based on the voluntary completion of a pediatric clinical trial in accordance with an FDA-issued “Written Request” for such a clinical trial.

Orphan drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs or biological products intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the United States or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that costs of research and development of the product for the indication can be recovered by sales of the product in the United States. Orphan drug designation must be requested before submitting an NDA or BLA.

After the FDA grants orphan drug designation, the generic identity of the drug or biological product and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA or BLA applicant to receive FDA approval for a particular active ingredient to treat a particular disease or condition with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA or BLA application user fee.

During the exclusivity period, the FDA may not approve any other applications to market the same drug or biological product for the same disease or condition, except in limited circumstances, such as if the second applicant demonstrates the clinical superiority of its product to the product with orphan drug exclusivity through a demonstration of superior safety, superior efficacy, or a major contribution to patient care. “Same drug” means, a drug that contains the same identity of the active moiety if it is a drug composed of small molecules, or of the principal molecular structural features if it is composed of macromolecules and is intended for the same use as a previously approved drug, except that if the subsequent drug can be shown to be clinically superior to the first drug, it will not be considered to be the same drug. Orphan drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition.

Pediatric information

Under the Pediatric Research Equity Act of 2003, or PREA, as amended, NDAs, BLAs or supplements to NDAs or BLAs must contain data adequate to assess the safety and effectiveness of the drug or biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective or the biological product is safe, pure, and potent. The FDCA requires that a sponsor who is planning to submit a marketing application for a product candidate that includes a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration to submit an initial Pediatric Study Plan, or initial PSP, within sixty days of an end-of-phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of data or full or partial waivers. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials, and/or other clinical development programs. Generally, the requirements of PREA do not apply to an application to market a drug for an orphan-designated indication.

Disclosure of clinical trial information

Sponsors of clinical trials of FDA-regulated products, including drugs and biological products, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Pharmaceutical coverage, pricing and reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we may obtain regulatory approval. In the United States, sales of any products for which we may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payers. Third-party payers include government programs such as Medicare and Medicaid, managed care providers, private health insurers, and other organizations. The process for determining whether a payer will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payer will pay for the drug product. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payers tend to follow CMS to a substantial degree. Third-party payers may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Moreover, a payer’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Third-party payers are increasingly challenging the price and examining the medical necessity and cost- effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of any products, in addition to the costs required to obtain regulatory approvals. Factors payers consider in determining reimbursement are based on whether the product is:

●	a covered benefit under its health plan;
●	safe, effective and medically necessary;
●	appropriate for the specific patient;
●	cost-effective; and
●	neither experimental nor investigational.

Our product candidates may not be considered medically necessary or cost-effective. If third-party payers do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on the

Affordable Care Act (ACA) contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries, and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price, or ASP, and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs.

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

Other healthcare laws and compliance requirements

If we obtain regulatory approval of our products, we may be subject to various federal and state laws targeting fraud, waste, and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing, and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The U.S. laws that may affect our ability to operate include:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs.In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or federal civil money penalties statute (as discussed below);
●	U.S. federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent, making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Manufacturers can be held liable under the federal False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The federal False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the federal False Claims Act and to share in any monetary recovery;
●	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA and its implementing regulations, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose certain obligations, including mandatory contractual terms, on covered healthcare providers, health plans, and healthcare clearinghouses, as well as their business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;
●	The U.S. federal Physician Payments Sunshine Act which requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services information related to payments or transfers of value made to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other licensed health care practitioners, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;
●	federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;
●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and
●	analogous state and laws and regulations in other jurisdictions, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payers, including private insurers, and state and laws in other jurisdiction governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Patient Protection and Affordable Care Act and Healthcare Reformt

In 2010, the ACA was enacted, which included measures that significantly change the way health care is financed by both U.S. governmental and private insurers. Among other changes, the ACA:

●	subjected biologic products to potential competition by lower-cost biosimilars;
●	increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program;
●	extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations;
●	subjected manufacturers to new annual fees and taxes for certain branded prescription drugs;
●	created a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and
●	provided incentives to programs that increase the federal government’s comparative effectiveness research.

In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted:

●	The Budget Control Act of 2011 and subsequent legislation, among other things, created measures for spending reductions by Congress that include aggregate reductions of Medicare payments to providers of 2% per fiscal year, which remain in effect through 2031. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation.The U.S. American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
●	On April 13, 2017, CMS published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.
●	On May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

●	On May 23, 2019, CMS published a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020.

The Inflation Reduction Act of 2022, or IRA includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the HHS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one rare disease designation and for which the only approved indication is for that disease or condition. If a product receives multiple rare disease designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The effects of the IRA on our business and the healthcare industry in general is not yet known.

In addition, President Biden has issued multiple executive orders that have sought to reduce prescription drug costs. In February 2023, HHS also issued a proposal in response to an October 2022 executive order from President Biden that includes a proposed prescription drug pricing model that will test whether targeted Medicare payment adjustments will sufficiently incentivize manufacturers to complete confirmatory trials for drugs approved through FDA’s accelerated approval pathway. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

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

The CHMP and other committees, such as the Committee for Advanced Therapies, or CAT, are also responsible for providing guidelines and have published numerous guidelines that may apply to our product candidates. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of drug products and may include, among other things, the preclinical studies required in specific cases; and the manufacturing and control information that should be submitted in a MAA; and post-approval measures required to monitor patients and evaluate the long-term efficacy and potential adverse reactions. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain approval for any of our product candidates. Following Article 6(3), first subparagraph, of Regulation (EC) No. 726/2004, the maximum timeframe for the evaluation of an MAA by the CHMP under the centralized procedure is 210 days after receipt of a valid application, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of a MAA considerably beyond 210 days. When an application is submitted for a marketing authorization in respect of a drug which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days (not including clock stops), according to Article 14(9) of Regulation (EC) No. 726/2004, but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

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

Collection and use of personal data in the EU

As of May 25, 2018, the General Data Protection Regulation (GDPR) regulates the collection and use of personal data in the EU. The GDPR covers any business, regardless of its location, that provides goods or services to residents in the EU and, thus, could incorporate our activities in EU Member States. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information,” which includes health and genetic information of individuals residing in the EU. The GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the EU to regions that have not been deemed to offer “adequate” privacy protections, such as the U.S. currently. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States, which may deviate slightly from the GDPR, may result in warning letters, mandatory audits and financial penalties, including fines of up to 4 percent of global revenues, or €20,000,000, whichever is greater. As a result of the implementation of the GDPR, we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. In addition, once we begin to conduct business in the United Kingdom, we will be subject to stringent data protection laws that are in effect in the UK. As of January 1, 2021, the UK’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain UK specific amendments) into UK law, referred to as the UK GDPR. The UK GDPR and the UK Data Protection Act 2018 set out the United Kingdom’s data protection regime, which is independent from but aligned to the European Union’s data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. Although the UK is regarded as a third country under the EU’s GDPR, the European Commission has now issued a decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EU remain free flowing.

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

Glossary of terms

Glossary of terms, to be read only in conjunction with this annual report.

Term	Description
100 points clinical response	Percentage of patients achieving a 100-point decrease in CDAI score during a clinical trial in CD patients
ACR	American College of Rheumatology
ACR20 (ACR 20/50/70)

American College of Rheumatology 20% response rate signifies a 20% or greater improvement in the number of swollen and tender joints as well as a 20% or greater improvement in three out of five other disease-activity measures. ACR50 and ACR70 reflect the same, for 50% and 70% response rates, respectively

ADPKD	Autosomal dominant polycystic kidney disease, a disease where typically both kidneys become enlarged with fluid-filled cysts, leading to kidney failure. Other organs may be affected as well
ADS	American Depositary Share; Galapagos has a Level 3 ADS listed on Nasdaq with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV
AFM	Dutch Authority for the Financial Markets
Anemia	Condition in which the patient has an inadequate number of red blood cells to carry oxygen to the body tissues
Antibody

A blood protein produced in response to and counteracting a specific antigen. Antibodies combine chemically with substances which the body recognizes as alien, such as bacteria, viruses, and foreign substances

Anti-TNF	Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF
Assays	Laboratory tests to determine characteristics
ATALANTA-1	Phase 1/2 study in relapsed/refractory non-Hodgkin lymphoma (rrNHL) with CD19/4-1BB CAR-T candidate, GLPG5101, manufactured at point-of-care
Attrition rate

The historical success rate for drug discovery and development, based on publicly known development paths. Statistically seen, investment in at least 12 target-based programs is required to ensure that at least one of these will reach a Phase 3 study. Most new drug R&D programs are discontinued before reaching Phase 3 because they are not successful enough to be approved

Axial spondyloarthritis (AxSpA)

Axial spondyloarthritis (axSpA) is a type of arthritis. It mostly causes pain and swelling in the spine and the joints that connect the bottom of the spine to the pelvis (sacroiliac joint). Other joints can be affected as well. It is a systemic disease, which means it may affect other body parts and organs. The disease tends to run in families

BCMA

B cell maturation antigen (BCMA) is a member of the tumor necrosis factor receptor superfamily that plays an important role in regulating B-cell proliferation and survival. BCMA is central to the survival of multiple myeloma cells

BID dosing	Twice-daily dosing (bis in die)
Bioavailability	Assessment of the amount of product candidate that reaches a body’s systemic circulation after (oral) administration
Biological

Biological therapeutics, also referred to as Biologicals, are those class of medicines which are grown and then purified from large-scale cell cultures of bacteria or yeast, or plant or animal cells. Biologicals are a diverse group of medicines which includes vaccines, growth factors, immune modulators, monoclonal antibodies, as well as products derived from human blood and plasma. What distinguishes biologicals from other medicines is that these are generally proteins purified from living culture systems or from blood, whereas other medicines are considered as ‘small molecules’ and are either made synthetically or purified from plants

Biomarker	Substance used as an indicator of a biological process, particularly to determine whether a product candidate has a biological effect
Bispecific antibody	An antibody that binds to two different antigens
Black & Scholes model	A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and subscription rights
Bridging trial

Clinical trial performed to "bridge" or extrapolate one dataset to that for another situation, i.e. to extrapolate data from one population to another for the same drug candidate, or to move from IV to subcutaneous dosing

CALOSOMA	Phase 1 program with GLPG3970 in psoriasis

CAR-T	Chimeric antigen receptor T cells (also known as CAR-T cells) are T cells that have been genetically engineered to produce an artificial T cell receptor for use in immunotherapy
Cash position	Current financial investments and cash and cash equivalents
CD19

CD19 is a protein found on the surface of B-cells, a type of white blood cell. Since CD19 is a hallmark of B-cells, the protein has been used to diagnose cancers that arise from this type of cell - notably B-cell lymphomas

CDAI	Crohn's Disease Activity Index, evaluating patients on eight different factors, each of which has a pre-defined weight as a way to quantify the impact of CD
CDAI remission	In the FITZROY trial, the percentage of patients with CD who showed a reduction of CDAI score to <150
Cell therapy

Cell therapy aims to treat diseases by restoring or altering certain sets of cells or by using cells to carry a therapy through the body. With cell therapy, cells are cultivated or modified outside the body before being injected into the patient. The cells may originate from the patient (autologous cells) or a donor (allogeneic cells)

CFTR

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

Committee for Medicinal Products for Human Use is the European Medicines Agency's (EMA) committee responsible for human medicines and plays a vital role in the authorization of medicines in the European Union (EU)

Chronic Lymphocytic Leukemia (CLL)

Chronic lymphocytic leukemia is the most common leukemia in adults. It is a type of cancer that starts in cells that become certain white blood cells (called lymphocytes) in the bone marrow. The cancer (leukemia) cells originate in the bone marrow and migrate to the bloodstream

CIR

Crédit d'Impot Recherche, CIR or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris

Clinical Proof of Concept (PoC)	Point in the drug development process where the product candidate demonstrates for the first time a response in a therapeutic setting
Complete Response Letter (CRL)	A letter send by the FDA to indicate that the review cycle for an application is complete and the application is not ready for approval in its present form
Complete Response Rate (CRR)	Term used for the absence of all detectable cancer after the treatment is completed
Compound	A chemical substance, often a small molecule with drug-like properties'
Contract research organization (CRO)	Organization which provides drug discovery and development services to the pharmaceutical, biotechnology and medical devices industry

Corticosteroids	Any of a group of steroid hormones produced in the adrenal cortex or made synthetically. They have various metabolic functions and some are used to treat inflammation
Crohn's disease (CD)	An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel
CRP	C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation
Cryopreservation	Process where biological material - cells, tissues, or organs - are frozen to preserve the material for an extended period of time
Cytokine	A category of small proteins which play important roles in signaling in processes in the body
Cytokine release syndrome (CRS)	Condition that develops when your immune system responds too aggressively to infection or after certain types of immunotherapy, such as CAR T-cell therapy
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

DAS28 is an RA Disease Activity Score based on a calculation that uses tender and swollen joint counts of 28 defined joints, the physician’s global health assessment and a serum marker for inflammation, such as C- reactive protein. DAS28 (CRP) includes the C-reactive protein score calculation: scores range from 2.0 to 10.0, with scores below 2.6 being considered remission

DDI study	Drug-drug interaction study. This type of study will assess if there is a change in the action or side effects of a drug caused by concomitant administration with another drug
Deep venous thrombosis (DVT)	The formation of one or more blood clots in one of the body's large veins, most commonly in the lower limbs. The blood clots can travel to the lung and cause a pulmonary embolism
Dermatomyositis (DM)	Dermatomyositis is a rare inflammatory disease. Common symptoms include distinctive skin rash, and inflammatory myopathy, or inflamed muscles, causing muscle weakness
Development

All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates

Discovery	Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates
Disease-modifying	Addresses the disease itself, modifying the disease progression, not just the symptoms of the disease
DIVERGENCE	Phase 2 programs with filgotinib in Crohn's disease. DIVERGENCE 1 was an exploratory study in small bowel CD and DIVERGENCE 2 in fistulizing CD
DIVERSITY	Phase 3 program evaluating filgotinib in CD
DMARDs	Disease modifying anti rheumatic drugs; these drugs address the disease itself rather than just the symptoms

Dose-range finding study	Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies
Double-blind	Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated
EC	European Commission
Efficacy	Effectiveness for intended use
EMA	European Medicines Agency, in charge of European market authorization of new medications
Endoscopy	A non-surgical procedure involving use of an endoscope to examine a person's digestive tract
End-to-end	A process that takes a system or service from beginning to end and delivers a complete functional solution, usually without strong reliance on third parties
EUPLAGIA-1

EUPLAGIA-1 Phase 1/2 study with point-of-care manufactured CD19 CAR-T candidate, GLPG5201, in patients with replapsed/ refractory chronic lymphocytic leukemia (rrCLL) and small lymphocytic lymphoma (rrSLL), with or without Richter’s transformation (RT)

Fast Track	A designation by the FDA of an investigational drug for expedited review to facilitate development of drugs which treat a serious or life-threatening condition and fill an unmet medical need
FDA	The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications
Fee-for-service	Payment system where the service provider is paid a specific amount for each procedure or service performed
FIH	First-in-human clinical trial, usually conducted in healthy volunteers with the aim to assess the safety, tolerability and pharmacokinetics of the product candidate
Filgotinib	Formerly known as GLPG0634, commercial name is Jyseleca. Small molecule preferential JAK1 inhibitor, approved in RA and UC in Europe and Japan. Phase 4 studies are ongoing in both RA and UC
FILOSOPHY	Phase 4 program evaluating filgotinib in RA
FINCH	Phase 3 program evaluating filgotinib in RA
Fistulizing CD

Fistulae are inflammatory tracts that most often occur between the distal colon and the perianal region. Fistulae are one of the most severe sequelae of luminal CD and the lifetime risk of occurrence is close to 50% of those with active CD

FITZROY	A double-blind, placebo controlled Phase 2 trial with filgotinib in 177 CD patients for up to 20 weeks. Full results were published in The Lancet in 2016
FORM 20-F	Form 20-F is an SEC filing submitted to the US Securities and Exchange Commission
FSMA	The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten
FTE	Full-time equivalent; a way to measure an employee’s involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project
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

G&A expenses	General & administrative expenses
GLPG0555	A JAK1 inhibitor in Phase 1b. Development was stopped in July 2022
GLPG0634	Molecule number currently known as filgotinib and Jyseleca®
GLPG2737	A compound evaluated in Phase 2 in ADPKD. This compound is part of the CF collaboration with AbbVie but Galapagos retained rights outside of CF
GLPG3121	A compound in Phase 1 targeting JAK1/TYK2 directed toward inflammation (IBD). Development was stopped in July 2022
GLPG3667	A TYK2 kinase inhibitor discovered by us, topline results from the Phase 1b in psoriasis reported in July 2021
GLPG3970

A SIK2/3 inhibitor evaluated in multiple Phase 2 proof-of-concept studies. Topline results from the studies in UC, psoriasis and RA were reported in July 2021. The compound was discontinued in March 2022

GLPG4399	A SIK3 inhibitor currently in Phase 1 directed toward inflammation. The developent was halted in 2022
GLPG4586	A compound with undisclosed mode of action in preclinical phase directed toward fibrosis and inlicensed from Fibrocor. The Development was stopped in July 2022
GLPG4605	A SIK2/3 inhibitor in the preclinical phase, currently directed toward fibrosis. The development was halted in 2022
GLPG4716	A chitinase inhibitor inlicensed from Molecure (previously OncoArendi). The rights to the molecule have been returned to Molecure in July 2022
GLPG5101	A second generation anti-CD19/4-1BB CAR-T product candidate currently in Phase 1/2 study in rrNHL
GLPG5201	A second generation anti-CD19/4-1BB CAR-T product candidate currently in Phase 1/2 study in rrCLL/SLL with or wthout RT
GLPG5301	A BCMA CAR-T product candidate
IBD

Inflammatory Bowel Disease. This is a general term for an autoimmune disease affecting the bowel, including CD and UC. CD affects the small and large intestine, while UC affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately, in some cases, surgical removal of part of the bowel

Immune effector cell-associated neurotoxicity syndrome (ICAN)	Clinical and neuropsychiatric syndrome that can occur in the days to weeks following administration of certain types of immunotherapy, especially immune effector cell (IEC) and T cell engaging therapy
Immunology

The study of the immune system and is a very important branch of the medical and biological sciences. The immune system protects humans from infection through various lines of defence. If the immune system is not functioning as it should, it can result in disease, such as autoimmunity, allergy and cancer

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

Jyseleca®	Jyseleca® is the brand name for filgotinib
LDL	Low-density lipoprotein. LDL contributes to heart disease at high levels
Leukapheresis	Laboratory procedure in which white blood cells are separated from a sample of blood
Lipoprotein

Lipoproteins are substances made of protein and fat that carry cholesterol through your bloodstream. There are two main types of cholesterol: High-density lipoprotein (HDL), or "good" cholesterol and Low-density lipoprotein (LDL), or "bad" cholesterol

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
Mayo Score

Mayo Score is a Disease Activity Score for ulcerative colitis. It is a composite of subscores from four categories, including stool frequency, rectal bleeding, findings of flexible proctosigmoidoscopy or colonoscopy, and physician's global assessment, with a total score ranging from 0 to 12

MHLW	Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications
MHRA	Medicines and Healthcare products Regulatory Agency in Great Britain
Milestone	Major achievement in a project or program; in our alliances, this is usually associated with a payment
Molecule collections

Chemical libraries, usually consisting of drug-like small molecules that are designed to interact with specific target classes. These collections can be screened against a target to generate initial “hits” in a drug discovery program

MTX	Methotrexate; a first-line therapy for inflammatory diseases
Multiple myeloma (MM)

Multiple myeloma (MM) is typically characterized by the neoplastic proliferation of plasma cells producing a monoclonal immunoglobulin. The plasma cells proliferate in the bone marrow and can result in extensive skeletal destruction with osteolytic lesions, osteopenia, and/or pathologic fractures.

NDA	New Drug Application
NICE	The National Institute for Health and Care Excellence; an independent public body that provides national guidance and advice to improve health and social care in the UK
NK cells	Natural killer cells, type of white blood cell with granules of enzymes which can attack tumors or viruses

Non-Hodgkin's lymphoma (NHL)

Non-Hodgkin's lymphoma is a type of cancer that begins in the lymphatic system, which is part of the body's germ-fighting immune system. In non-Hodgkin lymphoma, white blood cells called lymphocytes grow abnormally and form tumors throughout the body

Objective Response Rate (ORR)

The response rate is the percentage of patients on whom a therapy has some defined effect; for example, the cancer shrinks or disappears after treatment. When used as a clinical endpoint for trials of cancer treatments, this is often called the objective response rate

Oncology	Field of medicine that deal with the diagnosis, treatment, prevention, and early detection of cancer
Oral dosing	Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form
Osteoarthritis (OA)	The most common form of arthritis, usually occurring after middle age, marked by chronic breakdown of cartilage in the joints leading to pain, stiffness, and swelling
Outsourcing	Contracting work to a third party
PAPILIO-1	Phase 1/2 study with GLPG5301 in patients with relapsed/refractory multiple myeloma
PASI	Psoriasis Area and Severity Index; an index used to express the severity of psoriasis. It combines the severity (erythema, induration and desquamation) and percentage of affected area
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

Pivotal trials	Registrational clinical trials
Placebo	A substance having no pharmacological effect but administered as a control in testing a biologically active preparation
Point-of-care	Drug treatment is provided close to or near the patient
PRAC	Pharmacovigilance Risk Assessment Committee of the European Medicines Agency, responsible for assessing all aspects of risk management of human medicines
Preclinical

Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling

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

Proof-of-concept study	Phase 2 patient study in which activity as well as safety in patients is evaluated, usually for a new mechanism of action
PROTAC	Proteolysis targeting chimera, a special small molecule capable of removing unwanted proteins that play a role in disease processes
QD dosing	Once-daily dosing (qd from the Latin quaque die)
R&D operations	Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners
Refractory	"Refractory" refers to a patient with cancer that is/has become resistant to, or does not respond to, treatment
Relapsed	"Relapsed" refers to a patient with cancer that develops cancer again after a period of improvement
Rheumatoid arthritis (RA)	A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability
Richter's transformation

Richter's Transformation (RT) is an uncommon clinicopathological condition observed in patients with CLL. It is characterized by the sudden transformation of the CLL into a significantly more aggressive form of large cell lymphoma, and occurs in approximately 2-10% of all CLL patients.

S&M expenses	Sales and marketing expenses
SEA TURTLE	Phase 2 program with GLPG3970 in ulcerative colitis
SEC	Securities and Exchange Commission in the US
SELECTION	Phase 3 program evaluating filgotinib in UC patients. Full results were published in The Lancet in 2021
SES-CD scores	Simple endoscopic score for CD, involving review of five pre-defined bowel segments, assigning values from 0 (unaffected) to 3 (highly affected)
SIK	Salt-inducible kinase
Small bowel CD (SBCD)

CD causes chronic inflammation and erosion of the intestines. It can affect different regions of gastrointestinal tract including the stomach and small and large intestines. While isolated SBCD is an uncommon presentation of CD, involvement of some portion of the small bowel, particularly the ileum, is common

Small cell lymphocyte leukemia (SLL)	Small cell lymphocyte leukemia is a type of B-cell non-Hodgkin lymphoma, where the SLL cancer is located in lymp nodes and/or the spleen
Statin

Statins are a class of lipid-lowering medications that reduce illness and mortality in those who are at high risk of cardiovascular disease. They are the most common cholesterol-lowering drugs. Low-density lipoprotein (LDL) carriers of cholesterol play a key role in the development of atherosclerosis and coronary heart disease via the mechanisms described by the lipid hypothesis

Systemic lupus erythematosus (SLE)	An autoimmune disease, with systemic manifestations including skin rash, erosion of joints or even kidney failure
Target	Protein that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine
Target discovery	Identification and validation of proteins that have been shown to play a role in a disease process
TEAE

Treatment Emergent Adverse Event, is any event not present prior to the initiation of the treatments or any event already present that worsens in either intensity or frequency following exposure to the treatments

Technology access fee	License payment made in return for access to specific technology (e.g. compound or virus collections)
Topical corticosteroids	Corticosteroids which are administered through the skin using an ointment
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

Ulcerative colitis (UC)	UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract)
Venous thrombotic events (VTE)	When a blood clot breaks loose and travels in the blood. The abbreviation DVT/PE refers to a VTE where a deep vein thrombosis (DVT) has moved to the lungs (PE or pulmonary embolism)

C.     Organizational structure.

As of December 31, 2022, we had 21 subsidiaries. The following table sets out for each of our subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through our subsidiaries) (situation as per December 31, 2022).

Company	Country of incorporation	Percentage ownership and voting interest
Galapagos B.V.	The Netherlands	100%
Galapagos GmbH	Switzerland	100%
Galapagos, Inc.	United States	100%
Galapagos SASU	France	100%
Galapagos Biotech Ltd.	United Kingdom	100%
Galapagos Real Estate Belgium BV	Belgium	100%
Xenometrix, Inc. in liquidation	United States	100%
Galapagos Biopharma Belgium BV	Belgium	100%
Galapagos Biopharma Netherlands B.V.	The Netherlands	100%
Galapagos Biopharma Spain S.L.U	Spain	100%
Galapagos Biopharma Italy S.r.l.	Italy	100%
Galapagos Biopharma Germany GmbH	Germany	100%
Galapagos Real Estate Netherlands B.V.	The Netherlands	100%
Galapagos Biopharma Sweden AB	Sweden	100%
Galapagos Biopharma Norway AS	Norway	100%
Galapagos Biopharma Finland Oy	Finland	100%
Galapagos Biopharma Denmark ApS	Denmark	100%
Galapagos Biopharma Austria GmbH	Austria	100%
Galapagos Biopharma Ireland Ltd	Ireland	100%
AboundBio, Inc.	United States	100%
CellPoint B.V.	The Netherlands	100%

In 2022, we acquired all issued and outstanding shares of AboundBio and CellPoint.

D.     Property, plants and equipment.

We have our principal executive, operational offices and laboratory space located in Mechelen, Belgium. Our main facilities owned or leased as of December 31, 2022 are set forth in the following table:

Facility location	Use	Approx. size (m2)	Lease expiry
Mechelen, Belgium (leased)	Headquarters, R&D, Operations	12,964	December 31, 2025
Romainville, France (leased)	R&D	6,753	March 25, 2027
Oegstgeest, the Netherlands (owned)	R&D, Operations	6,943

In addition to the facilities listed in the table above, we also lease office space in Basel (Switzerland), Madrid (Spain) and Boston (United States), as well as R&D space in Pittsburgh (United States). In addition, we use short-term co-working spaces in London (United Kingdom), Paris (France), Milan (Italy), Copenhagen (Denmark), Stockholm (Sweden), Vienna (Austria) and Munich (Germany) to temporarily house our local commercial and medical affairs teams while we look for permanent locations in the aforementioned countries.

In the last quarter of 2022, some of our Dutch subsidiaries moved to our new building with offices and laboratory space in Oegstgeest, the Netherlands. In 2023, we plan to further furnish the laboratory spaces. We estimate that the total expenditures for the construction project in Oegstgeest will amount to approximately €85 million.

In Belgium, we purchased land in Mechelen at the end of 2019, on which we intend to construct our new building headquarters with design adjusted to our future way-of-working and the corresponding need for offices and laboratory space. In 2022, we applied and successfully received the environmental permit for the new building.

Environmental issues

For more information on environmental issues that may affect our utilization of our facilities, please see the section of this annual report titled “Item 3.D.—Risk factors—Risks related to our organization, structure and operation—.” We could be subject to (a) liabilities under environmental, health and safety laws or regulations, and (b) if we fail to comply with such laws and regulations, fines, penalties or other sanctions, or otherwise incur costs, that could have a material adverse effect on the success or operational results of our business.

Item 4A  Unresolved staff comments

Not applicable.

Item 5    Operating and financial review and prospects

Overview

We are a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to commercialized programs in immunology, oncology, and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is on the market in Europe and Japan.

2022 was characterized by major transformation and change but our purpose remains unchanged: transforming patient outcomes through life-changing science and innovation for more years of life and quality of life.

By year-end, we implemented a therapeutic area focused R&D model in immunology and oncology, and we added new drug modalities to include CAR-T cell therapy and biological capabilities. We aim to rebuild our portfolio with transformational medicines, by accelerating innovation and time-to-result.

Through the acquisitions of CellPoint and AboundBio, we gained access to a breakthrough, point-of-care CAR-T manufacturing platform, a clinical-stage CAR-T oncology pipeline and research capabilities for novel, differentiated CAR-T constructs, that together have the potential to deliver life-saving medicines to more patients, faster and more efficiently. Through the two acquisitions, we also onboarded an excellent team of cell therapy scientists and oncology experts.

Our differentiated clinical pipeline includes: 1) preferential JAK1 inhibitor filgotinib, which is on the market in Europe and Japan, and for which we aim to start a Phase 3 clinical trial in AxSpA in the first half of 2023; 2) GLPG3667, a TYK2 inhibitor for which we aim to start a Phase 2 clinical trial in DM and in SLE in 2023; 3) GLPG5101, a CD19 CAR-T product candidate manufactured at point-of-care for which we aim to start clinical development in rSLE in 2023; 4) GLPG5101 and GLPG5201, CD19 CAR-T product candidates manufactured at point-of-care, currently in Phase 1/2 in rrNHL and rrCLL, respectively; and 5) GLPG5301, a BCMA CAR-T product candidate manufactured at point-of-care, for wich we aim to start clinical development in rrMM.

In both our immunology and oncology portfolios, we have multiple product candidates in early research.

We devote substantially all of our resources to our drug discovery efforts from target discovery through clinical development, and to our commercialization efforts for filgotinib in Europe. To date, we funded our operations through public and private placements of equity securities, upfront payments, milestone payments, royalties received from pharmaceutical partners under our collaboration and alliance agreements, payments received from wholesalers and hospitals for Jyseleca sales, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division in 2014 and of our fee-for-service division in 2021. From January 1, 2020 until December 31, 2022 we received €335.1 million in payments through our collaboration and alliance agreements. These are items which have a significant impact upon the profitability or cash flow of our business in each year in which they are received and earned. Fee-for-service payments and payments from governmental bodies contributed €14.9 million and €112.3 million, respectively. In 2021 we realized €28.7 million of net proceeds from the disposal of Fidelta. For the years ended December 31, 2021 and December 31, 2022, we received respectively €13.1 million and €90.0 million from gross sales to customers for Jyseleca in Europe. As of December 31, 2022, we had cash and cash equivalents of €508.1 million and current financial investments of €3,585.9 million.

For the year ended December 31, 2020, we incurred a net loss of €305.4 million. For the year ended December 31, 2021, we incurred a net loss of €103.2 million. For the year ended December 31, 2022, we incurred a net loss of €218.0 million. We expect to continue incurring significant research, development, and other expenses related to our ongoing operations, and to continue incurring operating losses for the foreseeable future.

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

On the closing date of the transaction (August 23, 2019) we concluded that the upfront payment implicitly included a premium for the future issuance of warrant A and initial and subsequent warrant B. The expected value of the warrants to be issued is treated as a contract liability ("warrant issuance liability") and reducing the transaction price until the approval date of the issuance of the underlying warrant. As from approval date, the allocation of the upfront payment to the respective warrant becomes fixed and future changes in the fair value of the respective warrant will be recognized as either a profit or loss. As such, the part of the upfront payment allocated to the warrant A and initial warrant B reflects the fair value of these financial liabilities at the warrant approval date (October 22, 2019). The value allocated to the subsequent warrant B reflects the fair value of the underlying liability as of December 31, 2020, 2021 and 2022 since subsequent warrant B is not yet approved for issuance. Subsequent warrant B is included in our deferred income in our statement of financial position.

On November 6, 2019 Gilead exercised warrant A, which resulted in an additional equity investment of €368.0 million.

At the inception of the collaboration with Gilead we identified the following three performance obligations: (i) the transfer of an extended license on GLPG1690, (ii) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 for the global development activities of filgotinib, as a result of the revised license and collaboration agreement. As part of the collaboration, Gilead also received option rights for GLPG1972, a Phase 2b candidate for osteoarthritis, in the United States. Please refer to the Critical accounting judgments and key sources of estimation uncertainty section for further explanation of critical judgments in applying accounting policies.

From the transaction proceeds received from Gilead, $738.0 million (€667.0 million) was allocated to the license on GLPG1690, $710.0 million (€641.7 million) was allocated increasing the cost share from 20/80 to 50/50 on the global development activities of filgotinib, and on December 31, 2019, $2,528.1 million (€2,284.7 million) was allocated to obtain exclusive access rights to our drug discovery platform. The amount allocated to the drug discovery platform also considered the additional effects on the transaction price from derivative financial intruments triggered by the share subscription agreement and the warrants granted to Gilead. We refer to the note 6 of this annual report tittled “Total net revenues” for the allocation of the transaction price received from Gilead.

By virtue of the collaboration with Gilead, Gilead obtained the right to propose two individuals for nomination to our Board of Directors, Gilead’s representatives were nominated during our special general meeting of the shareholders which occurred on October 22, 2019.

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

After the completion of the ongoing Phase 2b study of GLPG1972 concerning osteoarthritis, Gilead had the option to pay a $250 million fee to license the compound in the United States. In November 2020, Gilead declined to exercise its option to GLPG1972.

For any additional programs resulting from the collaboration, Gilead will make a $150 million opt-in payment per program and will not be subject to subsequent milestones payments. We will receive tiered royalties ranging from 20%-24% on net sales of all our products licensed by Gilead in all countries outside Europe.The collaboration is further described in "Item 4 – Collaborations – Option, License and Collaboration Agreement with Gilead”.

Filgotinib collaboration

In accordance with the collaboration agreement, as revised in 2019, we and Gilead would co-commercialize filgotinib in France, Germany, Italy, Spain and the United Kingdom and retain a 50/50 profit share in these countries pursuant to the original filgotinib license agreement. We would also share future global development costs for filgotinib equally with Gilead until a predetermined level, in lieu of the 80/20 cost split provided by the original agreement.

In December 2020, we agreed under a binding term sheet to further amend the collaboration agreement between us and Gilead, and as a result of such amendment we have assumed all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. Through a phased transition during which most of the activities concerning filgotinib were transferred by Gilead to us by December 31, 2021, we became the marketing authorization holder for Jyseleca in the European economic area and Great Britain, that was completed by December 31, 2022, leaving us with the sole right to commercialize filgotinib in Europe. Until December 31, 2021, we continued to share equally with Gilead in the net profit and net losses in each of the Netherlands, Belgium, Luxembourg, France, Germany, Italy,

Spain and UK. All commercial activities and economics concerning filgotinib in Europe transferred to us as of January 1, 2022, subject to payment of tiered royalties of 8% to 15% of net sales in Europe to Gilead, starting in 2024. Gilead retains commercial rights and remain marketing authorization holder for filgotinib outside of Europe, including in Japan.

Since January 1, 2021, we have been responsible for the development costs for certain studies concerning filgotinib, in lieu of the equal cost split contemplated by the previous agreement. These studies include the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The existing 50/50 global development cost sharing arrangement between us and Gilead continues for the following studies: SELECTION and its long-term extension study (LTE) in UC, DIVERSITY and its LTE, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn’s disease, pediatric studies and their LTEs in RA, UC and Crohn’s disease, and support for investigator sponsored trials in IBD.

In September 2021, we and Gilead agreed to transfer the sponsorship of the DIVERSITY study and its LTE study from Gilead to us. The transfer was intended to be completed by June 30, 2022 and completed by March 2023. Since April 1, 2022, we are solely responsible for all development costs for the DIVERSITY study and the related LTE study.

In March 2022, we and Gilead agreed to transfer the sponsorship of and the operational responsibility for the MANTA study and its long-term extension to Galapagos. The transfer was substantially completed by December 31, 2022.

In connection with our entry into the initial collaboration agreement with Gilead on filgotinib, we received in January 2016 an upfront payment of $725 million consisting of a one-time, non-refundable, non-creditable license fee in the amount of $300 million and a $425 million equity investment by Gilead. In November 2016, Gilead initiated a Phase 3 trial in CD, for which we received a $50.0 million (€45.7 million) payment. In December 2016, Gilead initiated a Phase 2 trial in UC for which we received a $10.0 million (€9.4 million) payment. In April 2017, Galapagos initiated a Phase 2 trial in psoriatic arthritis as a new indication, for which we received a $10.0 million (€9.4 million) payment. In May 2018, Gilead initiated a Phase 3 trial in UC for which we received $15.0 million (€12.4 million).

In connection with the revised agreement in July 2019, $710 million (€641.7 million) of upfront consideration received from Gilead was allocated to the extended cost sharing for development costs of filgotinib.

In December 2019, Gilead initiated a Phase 3 trial in psoriatic arthritis for which we received $10.0 million (€9.1 million). In December 2019, Gilead filed an NDA for filgotinib in the U.S. for which we received a $20 million payment in January 2020. In September 2020 filgotinib was approved by both the European and the Japanese authorities, for which we received a $105.0 million (€90.2 million) payment in October 2020. In connection with the December 2020 binding term sheet that we entered into with Gilead, pursuant to which we agreed to amend the existing arrangement for the commercialization and development of filgotinib, Gilead agreed to irrevocably pay Galapagos €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021, €75 million in April 2021 and €50 million in March 2022. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe.

Under the terms of the agreement of September 2021, in July 2022, Gilead made a one-time payment of $15 million to us.

In March 2022 filgotinib was approved by the Japanese authorities for UC, for which we received a $20.0 million (€18.2 million) payment in May 2022.

We remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $275 million and sales-based milestone payments of up to $600 million.

From January 1, 2020 until December 31, 2022, we received €28.1 million of royalties on Jyseleca from Gilead.

The collaboration is further described in “Item 4 – Collaborations -- Exclusive collaboration agreement with Gilead for filgotinib”.

Terms of the equity investment

As part of the research and development collaboration Gilead also entered into a share subscription agreement with us. Gilead’s equity investment consisted of a subscription for new Galapagos shares at a price of €140.59 per share, representing at July 14, 2019 a 20% premium to Galapagos’ 30-day, volume-weighted average price. This equity subscription took place at the close of the transaction, on August 23, 2019 and increased Gilead‘s stake in Galapagos from approximately 12.3% to 22.04% of the then issued and outstanding shares of Galapagos.

In addition, the extraordinary general meeting of the shareholders held on October 22, 2019 approved the issuance of warrant A and initial warrant B allowing Gilead to further increase its ownership of Galapagos to up to 29.9% of the company’s issued and outstanding shares. The initial warrant B has a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) EUR 140.59.

Subsequent warrant B is still subject to approval by an extraordinary general meeting of the shareholders. This extraordinary general meeting of shareholders shall take place between 57 and 59 months after the closing of the subscription agreement (August 23, 2019) and this warrant will have substantially similar terms, including the exercise price, to the initial warrant B. The agreement also includes a 10-year standstill restricting Gilead’s ability to propose a business combination with or acquisition of Galapagos or increase its stake in Galapagos beyond 29.9% of the company’s issued and outstanding shares, subject to limited exceptions.

On November 6, 2019 Gilead exercised warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares of us. Gilead’s ownership at December 31, 2022 was 25.38%.

Product development, license and commercialization agreement with Servier

On August 30, 2021, we formalized the termination of the agreement by executing a termination agreement.

As a result of such termination, rights to the GLPG1972 were returned to us, subject to payment of a regulatory milestone, a commercial milestone and a mid single digit sales-based royalty due upon the successful commercialization of GLPG1972 in countries outside the U.S.

Exclusive license agreement with MorphoSys AG and Novartis Pharma AG

On November 5, 2021, we and MorphoSys ended our collaboration by executing a transition agreement. Pursuant to this agreement, MorphoSys has the right to continue research and development activities for MOR106 in all indications. Galapagos also assigned and transferred all of its patent rights and know-how to MorphoSys, and in exchange Galapagos remains eligible to receive single-digit royalties upon the worldwide successful commercialization of MOR106.

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

Upon execution of the initial collaboration agreement, we received a one-time non-refundable, non-creditable upfront payment of $45.0 million (€34.0 million). Upon execution of the second amended and restated collaboration agreement, we received an additional one-time non-refundable, non-creditable upfront payment of $45.0 million (€38.9 million). As of the date of this annual report, we have also received a total of $112.5 million (€99.3 million) in milestone payments under the agreement. All payments made by AbbVie to us are in U.S. dollars.

Under the second amended and restated agreement, we are still eligible to receive up to $175 million in total additional developmental, regulatory, and sales-based milestone payments. In addition, we will be eligible to receive tiered royalty percentages ranging from single digit to low teens on net sales of licensed products payable on a product-by-product basis in the event AbbVie receives regulatory approval and realizes commercial sales in CF. AbbVie further agrees to pay us tiered single digit royalties of global commercial sales, from these candidates achieved in indications outside of CF, if and when the candidates are approved.

We retain exclusive global commercial rights to develop GLPG2737, a candidate C2 corrector, in all indications outside of CF. AbbVie is eligible to receive up to $20 million upon the achievement of a late stage development milestone, and tiered single digit royalties on future global commercial sales, if approved, in indications outside CF. We further retain exclusive global commercial rights to develop GLPG1837, a candidate potentiator, in all indications outside of CF. AbbVie is eligible for a low single digit royalty on future global commercial sales, if approved, in indications outside CF.

Distribution agreement for Jyseleca with Sobi

In October 2021, we signed an agreement (as amended from time to time) with Swedish Orphan Biovitrum AB (‘Sobi’) regarding the distribution of Jyseleca. Sobi acts as our distribution and commercialization partner of Jyseleca and will distribute the medicine in Central and Eastern Europe, Greece, Portugal, and the Baltic countries. Launches or first sales of Jyseleca in the aforementioned countries trigger milestone payments. In 2022, we recorded milestones of €2.0 million triggered by the first sale of Jyseleca in the Czech Republic and Portugal by Sobi.

Financial operations overview

Product net sales

Revenue on the sale of Jyseleca® is recorded as “Product net sales” in our consolidated statement of operations.

Product net sales is the net amount of revenue recognized resulting from transferring control over our products to our customer (for example wholesalers and hospitals). Product sales revenue is recognized at a point in time when control of the goods has been transferred to the customer. This is generally when the goods are delivered to the customer depending on the specific incoterms in the contract with a customer.

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

The revenue recognition policy can be summarized as follows:

We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for agreements that we determine are within the scope of IFRS 15, we perform the following five steps:

(i) identify the contract

In our agreements with customers, we are mainly transferring licenses on our IP and in some cases this is combined with access rights and/or providing research and development services and/or cost sharing mechanisms. In some cases our collaborations also include an equity subscription component. If this is the case, we analyze if the criteria to combine contracts, as set out by IFRS 15, are met.

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

A milestone payment is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved (which is generally only when the milestone is achieved). We estimate the amount to be included in the transaction price using the most likely amount method, where milestone payments are included in the transaction price upon achievement of the milestone event. The transaction price is then allocated to each performance obligation on a stand-alone selling price basis, for which we recognize revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of such milestones and any related constraint, and, if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment.

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

In case of revenue recognition over time, we use either an input model that considers estimates of the percentage of total research and development costs that are completed each period compared to the total estimated costs (percentage of completion method) to measure the progress of the satisfaction of the underlying performance obligation (which is the method applied for the filgotinib performance obligation). In other cases, depending on specific circumstances, we recognize revenue on a straight-line basis over the estimated term of the performance obligation (which is the method applied for the performance obligation related to our drug discovery platform).

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

Our R&D expenses are expected to decrease overall, driven by the discontinuation of activities in fibrosis and kidney disease in 2022 as a result of our new strategy, while advancing our immunology pipeline and accelerating investments in our oncology programs. Since 2020, we cumulatively have spent €1,530.5 million on R&D activities which can be split as follows between the key programs:

	Year ended December 31,
	2022	2021	2020

	(Euro, in thousands)			Cumulative
Filgotinib program	€(245,286)	€(171,204)	€(126,879)	€(543,369)	36%
Ziritaxestat program	(1,096)	(26,725)	(55,902)	(83,723)	5%
SIKi program	(47,727)	(91,957)	(87,107)	(226,791)	15%
TYK2 program on GLPG3667	(24,467)	(27,141)	(20,199)	(71,807)	5%
CAR-T programs in oncology	(29,999)	—	—	(29,999)	2%
Other programs	(166,507)	(174,680)	(233,580)	(574,767)	38%
Total R&D expenses	€(515,083)	€(491,707)	€(523,667)	€(1,530,456)	100%

Other programs comprise expenditure for other projects in research phase and other early stage development programs in inflammation, fibrosis and other indications.

The increase in our R&D expenditure for the year ended December 31, 2022, compared to the year before, was primarily due to cost increases for our filgotinib program and for our new CAR-T programs in oncology. This was partly offset by decreased costs due to the winding down of the ziritaxestat (IPF) program, and reduced spend on our SIKi, TYK2 and other programs.

Sales and marketing expenses

Sales and marketing expenses include costs associated with managing our commercial activities, our commercial launch for filgotinib in Europe.

Expenses on S&M activities are recognized as an expense in the period in which the expense is incurred.

Our sales and marketing expenses consists of costs associated with our commercial activities such as:

●	personnel costs associated with employing our team of commercial and supply chain staff, including salaries, social security costs, and share-based compensation expenses;
●	subcontracting costs related to contracted agencies for marketing campaigns and materials, business analytics, market research and promotional expenses.
●	professional fees to support our commercial activities;
●	costs charged to us by Gilead or recharged by us to Gilead in the scope of our co-commercialization cost sharing agreement for filgotinib in Belgium, the Netherlands, Luxembourg, France, Italy, Spain, Germany and Great Britain until December 31, 2021
●	depreciation of fixed assets used by our commercial staff.
●	other operating expenses, namely press and communication fees, operational taxes, costs of samples, travel and accommodation costs, and office expenses.

Our sales and marketing expenses are expected to remain stable, as we remain fully committed to Jyseleca in Europe, while we anticipate continued growth in our Jyseleca sales in RA and UC.

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

Grants and R&D incentives

We benefit from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse approved expenditures incurred in our R&D efforts and are credited to the statement of operations, under other operating income, when the relevant expenditure has been incurred and there is reasonable assurance that the grant or R&D incentive is receivable. The main grants and R&D incentives are as follows:

●	Companies in Belgium are eligible to receive R&D incentives linked to R&D investments (equaling 25% of 13.5% of the investment value in 2022). This R&D tax credit results in a cash inflow to us from the tax authorities five years after the investment was made and capitalized in our standalone financial statements under Belgian GAAP for the portion that has not been used to offset the payment of corporate tax or is paid to us for the portion that remains unused. In 2021 we also received a grant from the National Institute for Health and Disability Insurance. This grant aims to incentivize innovative Belgian biotech companies who are performing research and development activities in order to identify new medicines. Finally, we also benefit from certain rebates on payroll withholding taxes for scientific personnel.
●	In France, we benefit from R&D incentives from the French Government for R&D activities whereby 30% of qualifying R&D expenses can be recuperated. This research tax credit (crédit d’impôt recherche) results in a cash inflow to us from the tax authorities after three years, i.e., it is used to offset the payment of corporate tax or is paid to us for the portion that remains unused. Qualifying expenditures largely comprise employment costs for research staff, consumables, and certain overhead costs as well as capped outsourcing costs incurred as part of R&D projects.

Fair value adjustments and net exchange differences

Fair value re-measurement of warrants refers to initial warrant B. As this initial warrant B is not yet exercised by Gilead per December 31, 2022, we re-measured the financial liability relating to this warrant on December 31, 2020, on December 31, 2021 and on December 31, 2022 and recognized the resulting change in fair value between the year-end 2019 and year-end 2020, between year-end 2020 and year-end 2021 and between year-end 2021 and year-end 2022 in profit or loss. The recognized fair value gain of €3.0 million in 2020 and of €3.0 million in 2021 and of €0.2 million in 2022 are mainly the result of the change in the implied volatility of our share price and the evolution of our share price itself for these three periods. On December 31, 2022, the fair value of the financial liability related to the initial warrant B amounts to €0.02 million.

The financial liability will be re-measured at fair value at each reporting period.

Fair value gains and losses on financial assets held at fair value through profit or loss consist of the effect of re-measurement of financial assets classified as equity investments held at fair value through profit or loss, which qualify for level 1 fair value measurement based upon the closing price of such securities at each reporting date, and of an impairment loss on a participation in a non-listed company. This resulted in a net book value of zero of the financial assets held at fair value through profit or loss on December 31, 2021. Any gain or loss realized upon the sale of equity instruments is reported in other financial expense or in other financial income.

Fair value gains and losses on current financial investments consist of the interest on treasury bills which have not yet expired, the effect of the re-measurement at fair value of our money market funds, including as from 2021 the exchange differences on money market funds. These money market funds qualify for level 1 fair value measurement based upon the closing price of the investment at each reporting date.

Foreign currency exchange gain and loss comprises the realized and unrealized effects from currency exchange rate fluctuations on our balance sheet positions denominated in foreign currency. For the year ended December 31, 2022, currency exchange gain was primarily due to currency exchange rate differences on our cash held in foreign currency. On December 31, 2022 our cash and cash equivalents and current financial investments included $906.9 million held in U.S.dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S.dollar exchange rate as our functional currency is EUR.

Other financial expense and financial income

Interest expense consists primarily of interest expense incurred on certain of our term deposits, treasury bills and leases.

Interest income consists primarily of interest earned by investing our cash reserves in interest-bearing deposit accounts, notice accounts and in current financial investments. Interest income increased due to increasing interest rates.

Other financial expenses include the costs linked the accounting for a financing component under IFRS15, embedded in the upfront consideration received from Gilead in connection with the revised agreement for filgotinib. This represents the time value of money on the estimated revenue recognition period.

Other financial expenses also include the discounting component of other non-current liabilities, being the deferred consideration and milestones payable related to the acquisition of subsidiaries.

Taxation

With the exception of the year ended December 31, 2019, we have a history of losses. We forecast to continue incurring losses as we continue to invest in our clinical and preclinical development programs and our discovery platform.

Consequently, we do not have any deferred tax asset on the balance sheet as at December 31, 2022, except for one subsidiary working on a cost plus basis for which a deferred tax asset was set up for an amount of €1.1 million as of December 31, 2022. As a result of the business combination related to the acquisitions of CellPoint and AboundBio in 2022, we also recognized a net deferred tax liability of €23.3 million, consisting of deferred tax liabilities (€32.3 million) based upon the fair value of the acquired intangible assets less recognized deferred tax assets (€9.0 million). As a company active in research and development in Belgium, we also expect to benefit from the “innovation income deduction”, or IID in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective tax rate than other revenues. The effective tax rate can thus be reduced up to 3.75%.

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

New standards and interpretations applicable for the annual period beginning on January 1, 2021 and for the annual period beginning on January 1, 2022

We refer to “Note 3-Significant accounting policies” in our consolidated financial statements appended to this annual report.

A.	Operating results

Comparison of years ended December 31, 2022 and 2021

The following table summarizes the results of our operations for the years ended December 31, 2022 and 2021, together with the changes to those items.

	Year ended December 31,
	2022	2021	% Change

	(Euro, in thousands, except per share data)
Product net sales	€87,599	€14,753	494%
Collaboration revenues	417,681	470,093	(11%)
Total net revenues	505,280	484,846	4%

Cost of sales	(12,079)	(1,629)	641%
Research and development expenses	(515,083)	(491,707)	5%
Sales and marketing expenses	(147,555)	(69,956)	111%
General and administrative expenses	(144,931)	(140,899)	3%
Other operating income	46,848	53,749	(13%)

Operating loss	(267,520)	(165,596)	62%

Fair value adjustments and net exchange differences	51,473	61,296	(16%)
Other financial income	18,578	3,058	508%
Other financial expenses	(17,679)	(21,757)	(19%)

Loss before tax	(215,147)	(122,999)	75%

Income taxes	(2,844)	(2,423)	17%

Net loss from continuing operations	(217,991)	(125,422)	74%

Net income from discontinued operations, net of tax	—	22,191	(100%)

Net loss	€(217,991)	€(103,231)	111%
Net loss attributable to:
Owners of the parent	(217,991)	(103,231)
Basic and diluted loss per share	€(3.32)	€(1.58)
Basic and diluted loss per share from continuing operations	€(3.32)	€(1.91)

Product net sales

We reported net sales of Jyseleca for the year ended December 31, 2022 of €87.6 million. Our counterparties for the sales of Jyseleca during 2022 were mainly hospitals and wholesalers located across Europe. Jyseleca net sales have significantly grown driven by volume uptake of existing business and by new launches in both indications in multiple countries.

Net sales exclusively consisted of sales of Jyseleca in Europe.

Collaboration revenues

	Year ended December 31,
	2022	2021	% Change

	(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees	€370,078	€433,884	(15%)
Milestone payments	36,777	32,408	13%
Reimbursement income	56	—
Royalties	10,770	3,801	183%
Total collaboration revenues	€417,681	€470,093	(11%)

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

As part of this deal, our existing license and collaboration agreement for filgotinib with Gilead was amended for a first time. Under this revised filgotinib agreement, we obtained greater involvement in filgotinib’s global strategy and participate more broadly in the commercialization of the product in Europe, providing the opportunity to build a commercial presence on an accelerated timeline. On December 15, 2020 our license and collaboration agreement for filgotinib with Gilead was amended a second time. Under this arrangement, we assume sole responsibility in Europe for filgotinib. On September 6, 2021 we agreed together with Gilead to slightly amend the existing arrangement for the development of filgotinib by transferring the sponsorship and operational responsibility of the DIVERSITY trial (incl. its long-term extension studies) from Gilead to us no later than June 30, 2022. As such this trial became a “Group A activity” (these are studies for which we bear the future development costs) as from April 1, 2022, whereby we take 100% of the development costs and full operational responsibility for this trial as from that moment.

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

We concluded as follows:

Determination of the total transaction price

●	We assessed that the contract modifications of December 15, 2020 and September 6, 2021 only changed the scope of the filgotinib performance obligation and the changes in both fixed and variable consideration were reflective of the updated stand-alone selling price for the remaining activities of this performance obligation. As a result of these modifications, there were increases in the transaction prices of €160.0 million and $15 million, respectively, which have been allocated in their entirety to the filgotinib performance obligation.

Financing component

●	Management considered it is appropriate to adjust the part of the transaction price that was allocated to the filgotinib performance obligation, for the time value of money. The additional consideration as a result of the contract modification of December 15, 2020 was also adjusted for the time value of money.

License on GLPG1690

●	This performance obligation is completely satisfied at December 31, 2019. Following the discontinuation of the ziritaxestat trials, we do not expect future milestone payments or royalties.
●	After granting the license for GLPG1690, we shared Phase 3 costs equally with Gilead. Any cost reimbursement from Gilead was not recognized as revenue but accounted as a decrease of the related expenses.

Filgotinib amendment

●	There is one single performance obligation under IFRS 15: the transfer of a license combined with performance of R&D activities. This is because we considered that the license is not distinct in the context of the contract.
●	The transaction price is currently composed of a fixed part, being an upfront license fee and a variable part, being milestone payments, sales based milestones and sales based royalties, and cost reimbursements for R&D activities. Milestone payments are included in the transaction price of the arrangement to the extent that it is highly probable that a significant reversal of revenue will not occur. Milestone payments received from Gilead are recognized in revenue over time till the end of the development plan. Sales based milestones and sales based royalties are also part of the arrangement and are recognized as revenues at a point in time at the moment they occur. During 2021 and 2022 we reported respectively €3.8 million and €10.7 million of revenues from royalties from Gilead.
●	Revenues, excluding sales based milestones and sales based royalities are recognized over time through satisfaction of the performance obligation. The "cost-to-cost" input model is applied to measure the progress of the satisfaction of this performance obligation. The estimated costs to complete the performance obligation were reassessed as a result of the contract modifications from 2020 and 2021.

Access rights to the drug discovery platform, option rights and R&D activities

●	The revenue allocated to the drug discovery platform will be recognized over time as Gilead receives exclusive access to our drug discovery platform and option rights on our current and future pipeline as well as R&D activities during the collaboration term. Management concluded that an equal spread over the collaboration period is the most reliable and appropriate recognition method.
●	At inception of the collaboration (July 2019) we assessed the appropriate period over which to recognize the drug discovery platform revenue to be 10 years. This is because we granted exclusive rights over a 10-year period. However, if at the end of the 10-year period, some programs in existence as of this time would have reached the clinic (i.e. IND filed with regulatory authorities), the rights for those specific programs may be extended, for a maximum of three years. This critical estimate is reassessed at each year-end based on the evolution of our pipeline and is still valid per December 31, 2022.

Collaborations with Sobi

In October 2021, we signed an agreement with Sobi regarding the distribution of Jyseleca®. Sobi will distribute the medicine in Central and Eastern Europe, Greece, Portugal, and the Baltic countries.

The below table summarizes the transaction price of our collaboration with Gilead

	December 31, 2020	Other movements in 2021	Filgotinib amendment (September 6, 2021)	December 31, 2021	Other movements in 2022	December 31, 2022

Allocation of transaction price
Upfront consideration	€4,005,373		€12,643	€4,018,016		€4,018,016
Milestones achieved	194,363			194,363	€18,238	212,601
Royalties	16,227	€3,757		19,984	10,726	30,710
Impact initial valuation of share subscription	124,604			124,604		124,604
	4,340,567	3,757	12,643	4,356,967	28,964	4,385,931
Less :
Warrants issuance liabilities
Warrant A	(43,311)			(43,311)		(43,311)
Initial warrant B	(2,545)			(2,545)		(2,545)
Subsequent warrant B	(7,859)	5,417		(2,442)	1,714	(728)
	4,286,852	9,174	12,643	4,308,669	30,678	4,339,347
Allocation to performance obligations
Ziritaxestat	666,967			666,967		666,967
Filgotinib (1)	1,326,814	3,757	€12,643	1,343,214	28,964	1,372,178
Drug discovery platform (10 years)	€2,293,072	€5,417		€2,298,489	€1,714	€2,300,203

(1) With regard to the additional consideration received as a result of the Option, License and Collaboration agreement (July 14, 2019) allocated to the filgotinib performance obligation, we assumed the existence of a significant financing component estimated to €44.5 million as of December 31, 2019 reflecting the time value of money on the estimated recognition period. This financing component was reassessed to €55.3 million as of December 31, 2020, to €57.3 million on December 31, 2021 and to €58.7 million on December 31, 2022.

In 2022, we received $20.0 million (€18.2 million) of milestone payment for the regulatory approval of filgotinib in UC in Japan and we recognized €10.7 million of royalties from Gilead.

The following table summarizes details of collaboration revenues for the years ended December 31, 2022 and 2021 by collaboration and by category of revenue: upfront payments and license fees, milestone payments, reimbursement income and royalties.

	Over time	Point in time	2022	2021
			(Euro, in	(Euro, in
			thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€370,078	€433,884
Gilead collaboration agreement for filgotinib	Ö		139,655	203,301
Gilead collaboration agreement for drug discovery platform	Ö		230,423	230,582

Milestone payments			36,777	32,408
Gilead collaboration agreement for filgotinib	Ö		34,777	32,408
Sobi distribution agreement for Jyseleca		Ö	2,000	-

Reimbursement income			56	-
Novartis collaboration agreement for MOR106		Ö	56	-

Royalties			10,770	3,801
Gilead royalties on Jyseleca		Ö	10,726	3,757
Other royalties		Ö	44	43

Total collaboration revenues			€417,681	€470,093

Recognition of non-refundable upfront payments and licence fees, and milestone payments related to the filgotinib agreement amounted to €174.4 million in 2022. We recognize the consideration from Gilead allocated to the drug discovery platform on a linear basis over 10 years, of which we recognized €230.4 million in 2022. For the year ended December 31, 2022, we recognized in revenue €10.7 million of royalties from Gilead on filgotinib. Additionally, we recorded in 2022 milestone payments of €2.0 million triggered by the initial sales of Jyseleca® in the Czech Republic and Portugal by our distribution and commercialization partner Sobi.

The outstanding balance of deferred income from the Gilead collaboration agreement at December 31, 2022 amounted to €1,985.8 million. This is composed of €456.4 million for filgotinib that will be recognized in revenue over the estimated remaining development period and €1,529.4 million for the exclusive access to our drug discovery platform. The latter is composed of €1,528.7 million that will be linearly recognized over the next years and €0.7 million is related to the warrant issuance liability reserved for the subsequent warrant B.

Cost of sales

Cost of sales related to Jyseleca product net sales for the year ended December 31, 2022 amounted to €12.1 million.

R&D expenditure

The following table summarizes our R&D expenditure for the years ended December 31, 2022 and 2021, together with the changes to those items.

	Year ended December 31,
	2022	2021	% Change

	(Euro, in thousands)
Personnel costs	€(190,085)	€(165,239)	15%
Subcontracting	(214,906)	(251,085)	(14%)
Disposables and lab fees and premises costs	(21,356)	(24,025)	(11%)
Depreciation and impairment	(54,462)	(17,518)	211%
Professional fees	(15,167)	(15,862)	(4%)
Other operating expenses	(19,107)	(17,978)	6%
Total R&D expenses	€(515,083)	€(491,707)	5%

The variance in our R&D expenditure in 2022 compared to 2021 was principally due to the following elements :

●	Depreciation and impairment increase was primarily due to an impairment of €26.7 million of previously capitalized upfront fees related to our collaboration with Molecure on the dual chitinase inhibitor OATD-01 (GLPG4716) in fibrosis, and impairments recorded in 2022 of intangibles assets related to other discontinued projects for an amount of €8.9 million.
●	An increase in personnel costs explained by an increase in restructuring costs and accelerated non-cash cost recognition for subscription right plans related to good leavers.
●	Decrease in subcontracting costs following the evolution of our programs.

The table below summarizes our R&D expenditure for the years ended December 31, 2022 and 2021, broken down by program.

	Year ended December 31,
	2022	2021	% Change

	(Euro, in thousands)
Filgotinib program	€(245,286)	€(171,204)	43%
Ziritaxestat program	(1,096)	(26,725)	(96%)
SIKi program	(47,727)	(91,957)	(48%)
TYK2 program on GLPG3667	(24,467)	(27,141)	(10%)
CAR-T programs in oncology	(29,999)	—
Other programs	(166,507)	(174,680)	(5%)
Total R&D expenses	€(515,083)	€(491,707)	5%

The increase in R&D expenditure in 2022 was primarily explained by cost increases for our filgotinib program and new investments in 2022 in CAR-T programs in oncology. This was partly offset by cost decreases due to the winding down of the programs with ziritaxestat (IPF), and reduced spend on our SIKi, TYK2 and other programs. Other programs comprise expenditure for other projects in research phase and other early-stage development programs focused on inflammation, fibrosis and other indications.

Sales and marketing expenses

The following table summarizes our sales and marketing expenses for the years ended December 31, 2022 and 2021, together with the changes to those items.

	Year ended December 31,
	2022	2021	% Change

	(Euro, in thousands)
Personnel costs	€(71,878)	€(59,102)	22%
Depreciation	(2,473)	(504)	391%
External outsourcing costs	(54,057)	(62,321)	(13%)
Sales and marketing expenses recharged to Gilead	31	59,699	(100%)
Professional fees	(4,222)	(532)	694%
Other operating expenses	(14,956)	(7,196)	108%
Total sales and marketing expenses	€(147,555)	€(69,956)	111%

Major part of the increase in our sales and marketing expenses for the year ended December 31, 2022, is due to the termination of our 50/50 filgotinib co-commercialization cost sharing agreement with Gilead as from January 1, 2022 explaining €59.7 million of the variance. Personnel costs increased by €12.8 million in 2022 explained by an increase in salaries and benefits following the growth of the commercial work force from 248 average FTEs in 2021 to 305 average FTEs in 2022 driven by the commercial launch of filgotinib in Europe. External outsourcing costs decreased by €8.3 million primarily explained by lower costs for marketing studies and materials. Other operating expenses increased largely due to increased travel expenses.

General and administrative expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2022 and 2021, together with the changes to those items.

	Year ended December 31,
	2022	2021	% Change

	(Euro, in thousands)
Personnel costs	€(85,034)	€(71,190)	19%
Depreciation and impairment	(8,631)	(16,621)	(48%)
Legal and professional fees	(24,368)	(26,072)	(7%)
Other operating expenses	(26,898)	(27,016)	(0%)
Total general and administrative expenses	€(144,931)	€(140,899)	3%

The increase in our general and administrative expenses in 2022 was mainly explained by an increase in personnel expenses primarily due to accelerated non-cash cost recognition for our subscription right plans related to good leavers, and higher restructuring costs. This was partly offset by a decrease in depreciation and impairment costs due to an impairment cost of €9.3 million in 2021 on other tangible fixed assets following our decision to reassess the construction project of our new future headquarter location in Mechelen (Belgium).

Other operating income

The following table summarizes our other operating income for the years ended December 31, 2022 and 2021, together with the changes to those items.

	Year ended December 31,
	2022	2021	% Change

	(Euro, in thousands)
Grant income	€1,873	€7,334	(74%)
R&D incentives	38,527	44,888	(14%)
Other income	6,448	1,526	323%
Total other operating income	€46,848	€53,749	(13%)

The grant income in 2022 was fully related to grants from a Flemish agency and the Belgian government.

The grant income in 2021 mainly comprises a grant received in 2021 from the National Institute for Health and Disability Insurance amounting to €5.4 million. This grant aimed to incentivize innovative Belgian biotech companies who are performing research and development activities in order to identify new medicines.

In many cases these grant agreements carry clauses which require us to maintain a presence in the same region for a number of years and invest according to pre-agreed budgets.

R&D incentives income was primarily composed of:

●	Income from an innovation incentive system of the French government, which represented €11.4 million of other income for the year ended December 31, 2022 compared to €12.4 million for the year ended December 31, 2021
●	Income from Belgian R&D incentives with regard to incurred R&D expenses, which represented €17.3 million of other income for the year ended December 31, 2022 compared to €20.9 million for the year ended December 31, 2021
●	Tax rebates on payroll withholding taxes of R&D personnel in Belgium and the Netherlands, representing €9.9 million of other income for the year ended December 31, 2022 compared to €11.7 million for the year ended December 31, 2021

Other income increased mainly due to rental income and a one-off sale of side products from our R&D activities.

Fair value adjustments and net currency exchange differences

The following table summarizes our fair value adjustments and net currency exchange differences for the years ended December 31, 2022 and 2021, together with the changes to those items.

	Year ended December 31,
	2022	2021	% Change

	(Euro, in thousands)

Net currency exchange gain	€44,359	€56,492	(21%)
Fair value re-measurement of warrants	186	2,960	(94%)
Fair value loss on financial assets held at fair value through profit or loss	—	(4,919)	(100%)
Fair value gain on current financial investments	6,929	6,763	2%
Total fair value adjustments and net currency exchange differences	51,473	61,296	(16%)

During 2022 we changed the presentation of our financial results in our consolidated statement of operations in order to isolate the net currency exchange differences and fair value re-measurements. We retrospectively adjusted the 2021 comparative figures to reflect this change. In our 2021 consolidated financial statements we reported total currency exchange gains of €60.7 million and total currency exchange losses of €4.2 million on December 31, 2021 on the “other financial income” and “other financial expenses” line, respectively. The (fair) value gains on current financial investments (€6.8 million on December 31, 2021) were also reported on the line “other financial income” in our 2021 consolidated financial statements.

The net currency exchange gain of €44.4 million in 2022 primarily related to €41.3 million of unrealized exchange gains on cash and cash equivalents and current financial investments at amortised cost held in U.S. dollars, as compared to an unrealized net exchange gain in 2021 of €56.6 million on cash and cash equivalents and current financial investments at amortized cost held in U.S. dollar. We have cash, cash equivalents and current financial investments held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR.

Fair value re-measurement of warrants refers to the fair value re-measurement of initial warrant B. The fair value of the financial liability related to the initial warrant B of €0.02 million on 31 December 2022 (€0.2 million on 31 December 2021) is presented as part of trade and other liabilities in our consolidated statement of financial position and will be re-measured at each reporting period. We refer to note 2 for more information.

For the year ended December 31, 2021, fair value loss on financial assets held at fair value through profit or loss consisted of negative effects from the fair value re-measurement of financial assets classified as equity investments which qualify for level 1 fair value measurement based upon the closing price of such securities at each reporting date, and of an impairment loss on a participation in a non-listed company. This resulted in a net book value of zero of the financial assets held at fair value through profit or loss on December 31, 2021. The fair value gain on the current financial investments reflects the positive exchange differences booked on the money market funds, compensated by the interest on treasury bills which have not yet expired and the effect of the re-measurement at fair value of the money market funds on December 31, 2022. These re-measurement losses are mainly the result of the negative returns on the EUR denominated money market funds.

For more information on currency exchange fluctuations on our business, please see the section of this annual report titled “Item 11—Quantitative and qualitative disclosures about market risk—Foreign exchange risk.”

Other financial income and expense

The following table summarizes other financial income and expense for the years ended December 31, 2022 and 2021.

	Year ended December 31,
	2022	2021	% Change
	(Euro, in thousands)
Other financial income:
Interest income	18,110	2,865	532%
Discounting effect of non-current R&D incentives receivables	93	93	(1%)
Other finance income	376	100	276%
Total other financial income	18,578	3,058	508%

Other financial expenses:
Interest expenses	(6,967)	(11,656)	(40%)
Discounting effect of non-current deferred income	(7,672)	(9,289)	(17%)
Discounting effect of other non-current liabilities	(2,271)	—
Other finance charges	(769)	(812)	(5%)
Total other financial expense	(17,679)	(21,757)	(19%)

Interest expenses were related to interests on term deposits, treasury bills that came to maturity and on leases of buildings and cars. Other financial expense for 2022 also included €7.7 million of costs (€9.3 million for the year ended December 31, 2021) linked to the accounting under IFRS 15 for a financing component embedded in the upfront consideration received from Gilead in connection with the revised agreement for filgotinib. They also comprise the discounting effect of other non-current liabilities as deferred consideration and milestones payables related to the acquisition of subsidiaries.

Interest income was related to interests on term deposits, notice accounts and current financial investments. Interest income increased due to increased interest rates.

Income Taxes

The following table summarizes our tax result for the years ended December 31, 2022 and 2021.

	Year ended December 31,
	2022	2021

	(Euro, in thousands)
Current tax	€(4,071)	€(2,020)
Deferred tax	1,227	(404)
Income taxes	€(2,844)	€(2,423)

Current tax, consisting of corporate income taxes, and deferred tax income/loss (-) related to subsidiaries working on a cost plus basis. In addition, the deferred tax income for the year ended December 31, 2022, was largely due to the partial release of the net deferred tax liabilities related to the acquisitions of CellPoint and AboundBio.

We refer to note 10 of our consolidated financial statements ‘Income taxes’.

Results from Discontinued Operations

On November 23, 2020, we signed a share purchase agreement with Selvita S.A. in relation to the disposal of Fidelta d.o.o. (our previous fee-for-service segment). The transaction was completed on January 4, 2021. We have classified the assets and liabilities of Fidelta as held for sale in our financial statements for the year ended December 31, 2020. The results of Fidelta were reported as discontinued operations in our consolidated statement of operations. Fidelta will continue performing drug discovery services for us for the next three years for which we have purchase commitments for an aggregate amount of €12.2 million on December 31, 2022.

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

ii) Result from discontinued operations

Year ended December 31,
2021
(Euro, in thousands, except share and per share data)

Gain on disposal of subsidiaries	€22,191

Operating income	22,191

Net income	€22,191

Basic income per share from discontinued operations	€0.34
Diluted income per share from discontinued operations	€0.34
Weighted average number of shares (in thousands of shares)	65,500
Weighted average number of shares - Diluted (in thousands of shares)	65,831

(iii) Cash flow from discontinued operations

	2022	2021	Variance

	(Euro, in thousands)
Net cash flows generated from investing activities	—	28,696	(28,696)
Net cash flow from discontinued operations	€—	€28,696	€(28,696)

Business combinations during the period

On June 21, 2022 we acquired, in an all-cash transaction, 100% of the shares and voting interests of CellPoint for a total agreed payment at completion of €125 million, including consideration for other liabilities associated with the transaction amounting to €10.3 million. Additional contingent consideration up to €100.0 million is due when certain development (€20.0 million), regulatory (€30.0 million) and sales-based (€50.0 million) milestones would be achieved. Total fair value at acquisition date of these milestones amounted to €20.2 million. This fair value is measured with most significant inputs being the probability of success of reaching these milestones, expected timing and the discount rate. The discounting impact, amounting to €2.3 million, is recognized in financial results.

On the same date we acquired all of the outstanding capital and voting interests of AboundBio, for a total agreed price of $14 million, including consideration for other liabilities associated with the transaction.

Details of the fair value of identifiable assets and liabilities acquired in both transactions, the purchase consideration, the goodwill at the acquisition date and the net cash outflow arising on acquisition are as follows:

	June 21, 2022

	(Euro, in thousands)
	CellPoint			AboundBio			Total
	Book value	Adjustment	Fair value	Book value	Adjustment	Fair value
Intangible assets other than goodwill		€120,517	€120,517		€4,053	€4,053
Property, plant and equipment	€1,289		1,289	€965		965
Other non-current assets	81		81	4		4
Trade and other receivables	162		162	—		—
Cash and cash equivalents	3,179		3,179	4,279		4,279
Other current assets	1,254		1,254	536		536
Deferred tax liabilities	—	(22,368)	(22,368)	—	(907)	(907)
Trade and other liabilities	(32,789)		(32,789)	(587)		(587)
Current deferred income	—		—	(474)		(474)
Net assets acquired	(26,824)	98,149	71,325	4,723	3,146	7,869

Consideration paid in cash			107,750			14,976
Fair value re-measurement of previously held equity investment			—			342
Deferred consideration			5,808			—
Fair value of contingent consideration			20,211			—
Fair value of total consideration			133,769			15,318

Goodwill			62,444			7,449
Exchange differences on goodwill			—			(80)
Goodwill in the balance sheet			€62,444			€7,369	€69,813

Net cash outflow arising on acquisition

Consideration paid in cash			107,750			14,976
Less: cash and cash equivalents balances acquired			(3,179)			(4,279)
Cash out from acquisition of subsidiaries, net of cash acquired			€104,571			10,698	€115,270

Cash used in operating activities for other liabilities related to the acquisition of subsidiaries			€28,164				€28,164

We refer to “Note 26-Business combinations during the period” in our consolidated financial statements appended to this annual report for more details.

Comparison of years ended December 31, 2021 and 2020

We refer to the “Item 5 - Operating and financial review and prospects - Financial operations overview” of our year ended December 31, 2021 Form 20-F for the comparison of the years ended December 31, 2021 and 2020.

B.     Liquidity and capital resources

With the exception of the year ended December 31, 2019, we have incurred significant operating losses. We have funded our operations through public and private placements of equity securities, upfront and milestone payments and royalties received from pharmaceutical partners under our collaboration agreements, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division and our fee-for-service division. As from the year ended December 31, 2021, net product sales also started to contribute funding our operations. Our cash flows may fluctuate and are difficult to forecast and will depend on many factors. As at December 31, 2022, our current financial investments and cash and cash equivalents amounted to €4,094.1 million. For more information on our policies regarding financial instruments, please see “Note 3—Significant accounting policies—Financial instruments” included in our consolidated financial statements appended to this annual report.

Cash flows

Comparison for the years ended December 31, 2022 and 2021

The following table summarizes the results of our audited consolidated statement of cash flows for the years ended December 31, 2022 and 2021.

	2022	2021	Variance

	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€2,233,368	€2,143,071	€90,297
Net cash flows used in operating activities	(500,544)	(503,827)	3,283
Net cash flows generated from/used in (-) investing activities	(1,245,514)	541,238	(1,786,752)
Net cash flows used in financing activities	(1,487)	(3,876)	2,389
Effect of exchange rate differences on cash and cash equivalents	22,293	56,763	(34,470)
Cash and cash equivalents at end of the period	€508,117	€2,233,368	€(1,725,252)

	2022	2021	Variance

	(Euro, in thousands)
Current financial investments at end of the period	€3,585,945	€2,469,809	€1,116,136
Cash and cash equivalents at end of the period	508,117	2,233,368	(1,725,251)
Current financial investments and cash and cash equivalents at end of the period	€4,094,062	€4,703,177	€(609,115)

The net decrease of €1,725.3 million in cash and cash equivalents for the year ended December 31, 2022, consisted of positive unrealized exchange differences of €22.3 million and decrease in cash and cash equivalents of €1,747.5 million. This latter was composed of (i) €513.8 million of operational cash burn, (ii) €6.7 million of cash proceeds from capital and share premium increase from exercise of subscription rights in 2022, (iii) the net purchase of current financial investments of €1,087.0 million, and (iv) €153.4 million cash out from the acquisitions of CellPoint and AboundBio, net of cash acquired.

The operational cash burn/cash flow is defined as the decrease or increase in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

i. the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities

ii.the net proceeds or cash used, if any, in acquisitions or disposals of businesses; the movement in restricted cash and movement in current financial investments, if any, the loan and advances given to third parties, if any, included in the net cash flows generated from/used in (-) investing activities

iii. the cash used for other liabilities related to the acquisition of businesses, if any, included in the net cash flow generated from/used in (-) operating activities.

This alternative liquidity measure is in our view an important metric for a biotech company in the development stage.

The following table presents a reconciliation of the operational cash burn, to the closest IFRS measures, for each of the periods indicated:

	2022	2021

	(Euro, in thousands)
Increase/decrease (-) in cash and cash equivalents (excluding effect of exchange differences)	€(1,747,545)	€33,535
Less :
Net proceeds from capital and share premium increases	(6,695)	(3,314)
Net purchase/sale (-) of current financial investments	1,087,032	(566,365)
Cash out from acquisition of subsidiaries, net of cash acquired	115,270	—
Cash advances and loans to third parties	10,000	—
Cash used for other liabilities related to the acquisition of subsidiaries	28,164	—
Cash in from disposal of subsidiaries, net of cash disposed of	—	(28,696)
Total operational cash burn	€(513,774)	€(564,840)

The variance in net cash flow used in operating activities for the year ended December 31, 2022 as compared to the year ended December 31, 2021, is limited.

The variance in net cash flow generated from/used in (-) investing activities for the year ended December 31, 2022, can be primarily explained by the net purchase of current financial investments of €1,087.0 million for the year ended December 31, 2022 as compared to the net sale of current financial investments of €566.4 million for the year ended December 31, 2021. For the year ended December 31, 2022 cash out from acquisition of subsidiaries and cash advances amounted to €125.3 million as opposed to a cash in from the disposal of Fidelta of €28.7 million for the year ended December 31, 2021. This was partly offsetby lower investments in (in)tangible fixed assets, which decreased from €57.9 million for the year ended December 31, 2021 to €36.9 million for the year ended December 31, 2022.

The decrease in net cash flow used in financing activities for the year ended December 31, 2022, can primarily be attributed to higher proceeds received on exercises of subscription rights, which were for the years ended December 31, 2022 and 2021 respectively €6.7 million and €3.3 million.

The consolidated cash flow table above included both continuing and discontinued operations. The table below summarizes our statement of cash flows from discontinued operations included in the table above for the years ended December 31, 2022 and 2021.

	2022	2021	Variance

	(Euro, in thousands)
Net cash flows generated from investing activities	—	28,696	(28,696)
Net cash flow from discontinued operations	€—	€28,696	€(28,696)

Comparison for the years ended December 31, 2021 and 2020

We refer to the “item 5 - Operating and financial review and prospects - Financial operations overview” of our year ended December 31, 2021 Form 20-F for the comparison of the years ended December 31, 2021 and 2020.

Cash and funding sources

For the years ended December 31, 2022, 2021 and 2020, excluding cash proceeds from subscription right exercises, we did not make use of other equity financing.

As of December 31, 2022, we had no financial debt.

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

Of our current financial investments and cash and cash equivalents held outside of our Belgian entities as of December 31, 2022 and 2021, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law was in each case immaterial.

Funding requirements

Based on conservative assumptions, that may prove to be wrong, we believe that our existing current financial investments and cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements at least for a period of 12 months.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the terms and timing of milestones, in-licensing payments and expense reimbursement payments, if any, from our collaboration and alliance agreements;
●	the progress, timing, scope and costs of preclinical testing and clinical trials for any current or future compounds;
●	the number and characteristics of potential new compounds we identify and decide to develop;
●	our need to expand our development activities and, potentially, our research activities;
●	the costs involved in filing patent applications and maintaining and enforcing patents;
●	the cost, timing and outcomes of regulatory approvals;
●	selling and marketing activities undertaken in connection with the commercialization of our products or aniticpated commercialization of any of our current or future compounds; and
●	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our products.

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

Capital expenditures

Our commitments for capital expenditures as of December 31, 2022 amounted to €0.4 million.

Our capital expenditures amounted to €36.9 million, €57.9 million and €91.3 million for the years ended December 31, 2022, 2021 and 2020 respectively.

In 2022, our capital expenditures consisted of €19.2 million for land and building additions, laboratory and computer and other equipment for €8.1 million, €9.6 million of intangible assets related to license fees (€7.5 million), milestone payments (€0.9 million) and software development (€1.1 million).

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

Contingent liabilities and assets

On January 4, 2021, we closed the sale of our Croatian subsidiary Fidelta. Selvita acquired 100% of the outstanding shares for a total consideration of €37.1 million. In accordance with common practice, we gave customary representations and warranties which are capped and limited in time.

Contractual obligations

We have certain purchase commitments with contract research organization subcontractors and with Gilead principally. Future events could cause actual payments to differ from these estimates. On December 31, 2022, we had outstanding obligations for purchase commitments, which become due as follows:

		Less than	1 - 3	3 - 5	More than 5
	Total	1 year	years	years	years

			(Euro, in
			thousands)
Purchase commitments	€398,627	€240,237	€136,560	€20,797	€1,032

In addition to the table above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib, which is disclosed under the sections of this annual report titled “Item 5–Operating and Financial Review and Prospects.–Collaboration and Alliance Agreements–Option, License and Collaboration Agreement with Gilead”, and “Item 7.B.–Related Party Transactions.–Transaction with Major Shareholder”. The contractual cost sharing obligation amounted to €281.6 million at December 31, 2022 (€369.9 million at December 31, 2021), for which we have purchase commitments of €217.3 million at December 31, 2022 reflected in the table above (€169.6 million at December 31, 2021).

The table above does not include retirement benefit liabilities, non-current lease liabilities, non-current deferred income and other non-current liabilities.

We provide retirement benefit plans for all of our qualifying employees. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations and other provisions for employees. At December 31, 2022 the net liability for such obligations amounted to €5.5 million (€11.7 million at December 31, 2021).

Non-current lease liabilities amounted to €14.7 million at December 31,2022 (€19.7 million at December 31, 2021) and related to the non-current portion of liabilities linked to right-of-use under IFRS 16 primarily for leased buildings and leased cars.

Non-current deferred income was €1,623.6 million at December 31, 2022 (€1,944.8 million at December 31, 2021) and mainly related to the non-current portion of the transaction price from Gilead still to be recognized as collaboration revenue in the future for our collaboration on filgotinib and the exclusive access rights to our drug discovery platform. See “Note 25 – Deferred income” in our consolidated financial statements appended to this annual report.

Other non-current liabilities amounted to €21.8 million at December 31, 2022 (€7.1 million at December 31, 2021) and primarily consisted of the fair value of the long-term portion of the deferred considerations and milestones payable in the scope of the acquisition of CellPoint and AboundBio. They also included payables related to RSU plans granted in 2020, 2021 and 2022. See “Note 3 – Significant accounting policies” and “Note 31 – Share based payments” in our consolidated financial statements appended to this annual report. Members of the Executive Committee and other employees were granted RSU’s in 2019, 2020, 2021 and 2022. An RSU is a grant that takes the form of a promise that employees will receive Galapagos stock in the future and it will be payable, at the company’s discretion in cash or in shares, upon completion of a certain vesting period. Each RSU reflects the value of one Galapagos share. The RSU’s are measured based on the average share price over the 30-calendar day period preceding the measurement date. We recognize the corresponding expense and liability over the vesting period. The fair value of the liability is re-measured at each reporting date because currently it is management’s intention to settle the RSU’s in cash.

C.     Research and development, patents and licenses, etc

For a discussion of our R&D activities, see “Item 4.B.—Business Overview” and “Item 5.A.—Operating Results.”

D.     Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business overview,” “Item 5.A.—Operating results,” and “Item 5.B.—Liquidity and capital resources.”

E.     Critical Accounting Estimates

We refer to “Note 4 - Critical accounting judgments and key sources of estimation uncertainty” in our consolidated financial statements appended to this annual report.

Item 6   Directors, senior management and employees

A.     Directors and senior management

Board of Directors

As a listed company with its registered office in Mechelen (Belgium), Galapagos NV (“Galapagos” or the “Company”) is required to apply the Belgian Code of Companies and Associations (the “Belgian Companies Code”) and 2020 Belgian Corporate Governance Code (the “2020 Code”), both of which entered into force on January 1, 2020.

For the reporting year beginning on January 1, 2022, the 2020 Code was our reference code. On April 26, 2022, as a consequence of the introduction of a one-tier governance structure at the Company through the amendment of our Articles of Association, Galapagos’ Board of Directors approved an updated Corporate Governance Charter. On March 21, 2023, our Board of Directors approved an amendment to the Corporate Governance Charter. The amended Corporate Governance Charter refers to the establishment of the Management Committee supporting the Executive Committee, allows the same person to be Lead Non-Executive Director and Chairman of the Audit Committee, provides that the Lead Non-Executive Director is member or Chairman of the Nomination Committee, and clarifies that the Lead Non-Executive Director supports the Chairman in ensuring the prevention and managing of conflicts of interest involving potentially a director. Galapagos NV’s Corporate Governance Charter is available on its website: www.glpg.com (this website does not form part of this annual report). The Corporate Governance Charter applies in addition to the applicable laws and regulations, Galapagos’ Articles of Association and the corporate governance provisions included in the Belgian Companies Code and the 2020 Code. The Corporate Governance Charter describes the main aspects of corporate governance at Galapagos, including its governance structure, the terms and functioning of the Board of Directors (including its Board Committees), the Executive Committee and the rules of conduct.

The 2020 Code requires companies to make an explicit choice for one of the governance structures provided for in the Belgian Companies Code.

From January 1, 2022 until April 26, 2022, Galapagos had a two-tier governance structure as provided by the Belgian Companies Code, with two governance bodies: the Supervisory Board and the Management Board. The Supervisory Board was responsible for the general policy and strategy of the Company, and had all powers which are specifically reserved for it under the Belgian Companies Code. The Supervisory Board also supervised the Management Board. The Management Board exercised all powers which are not reserved for the Supervisory Board in accordance with the Belgian Companies Code, including the management of the Galapagos group and the supervision of actual performances compared to strategic goals, plans and budgets.

As from April 26, 2022, Galapagos has adopted a one-tier governance structure as provided by the Belgian Companies Code, with the Board of Directors replacing the (former) Supervisory Board and the Executive Committee replacing the (former) Management Board.

Our one-tier governance structure

The role of the Board of Directors is to pursue sustainable value creation by the Company, by setting the Company’s strategy, putting in place effective, responsible and ethical leadership and monitoring the Company’s performance. The Board of Directors is the ultimate decision-making body, with the overall responsibility for the management and control of the Company, as well as the general policy and strategy of the Company. The Board is authorized to carry out all actions that are necessary or useful for the realization of the Company’s object, with the exception of those reserved to the Shareholders’ Meeting by applicable law. The Board of Directors also supervises the Executive Committee. The Board acts as a collegiate body.

The Board of Directors has delegated certain powers to manage the Company to the Executive Committee, led by our Chief Executive Officer. The Executive Committee is responsible and accountable to the Board of Directors for the discharge of its responsibilities, including, but not limited to, the management of the Galapagos group, and the research, identification and development of strategic possibilities and proposals. Furthermore, the Board of Directors has delegated the day-to-day management of the Company to one Executive Committee member, i.e. our Chief Executive Officer.

In order to efficiently fulfill its tasks and in view of the size and activities of the Company, the Board of Directors has established an Audit Committee, a Nomination Committee and a Remuneration Committee. These Board Committees serve in an advisory capacity to the Board of Directors on the matters delegated to them respectively as set forth in the applicable laws and the Galapagos’ Corporate Governance Charter. Until May 2, 2022, there was a combined Nomination and Remuneration Committee. As from May 2, 2022, our Board of Directors has set up a separate Nomination Committee and Remuneration Committee.

We currently have nine Board members, less than a majority of whom are citizens or residents of the United States.

Under Galapagos’ Articles of Association, our Board of Directors consists of at least five and no more than nine members, of which at least three members are independent directors as defined by the Belgian Companies Code. Except for Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), all members of our Board of Directors are non-executive directors. Within the aforementioned limits, the number of members of the Board of Directors is determined by our Shareholders’ Meeting. The members of our Board of Directors are elected, re-elected and may be removed at a Shareholders’ General Meeting with a simple majority vote of our shareholders. Pursuant to the Company’s Articles of Association, our Board members serve terms of up to four years. Members of the Board of Directors whose mandate has come to an end, may be re-appointed.

When a position on the Board of Directors becomes vacant, the remaining Board members may temporarily fill the mandate by cooptation and until appointment of a new director at the next Shareholders’ Meeting. Each member of the Board of Directors appointed as such by the Shareholders’ Meeting shall complete the tenure of the Board member he / she replaces, unless the Shareholders’ Meeting decides otherwise. The Nomination Committee nominates, for approval by the Board of Directors, candidates to fill vacancies as they arise, and advises on proposals for appointment originating from shareholders, in each case taking into account Galapagos’ needs and the selection criteria determined by the Board of Directors. In proposing candidates, particular consideration will be given to gender diversity and diversity in general, as well as complementary skills, knowledge and experience.

Subject to the approval of Galapagos’ Shareholders’ Meeting and certain other conditions, Gilead has, under the terms of the share subscription agreement dated 14 July 2019, as amended, the right to have two designees appointed to our Board of Directors. Our Special Shareholders’ Meeting of October 22, 2019 approved the appointment of Daniel O’Day and Linda Higgins as directors of Galapagos for a period of fours years, effective immediately. Our Annual Shareholders’ Meeting to be held on April 25, 2023, will be requested, among others, to approve the re-appointment of Daniel O’Day and Linda Higgins as directors of Galapagos for a period of four years, effective immediately.

The tenure of Katrine Bosley and Howard Rowe as members of the Board of Directors came to an end on April 26, 2022. We would like to thank Katrine Bosley and Howard Rowe for their contributions and commitment to the Company over the years.

The following table sets forth certain information with respect to the current members of our Board of Directors, including their ages, as of December 31, 2022:

		Date service began	Date of expiration
Name	Age	in current term	of current term (1)	Position(s)
Stoffels IMC BV (permanently represted by Dr. Paul Stoffels)(2)		2022	2026	Chairman of the Board
Rajesh Parekh (3)	62	2021	2025	Board member
Jérôme Contamine (4)	65	2022	2026	Board member
Dan Baker	72	2022	2026	Board member
Mary Kerr (5)	61	2020	2024	Board member
Peter Guenter (6)	60	2019	2023	Board member
Daniel O'Day	58	2019	2023	Board member
Linda Higgins	60	2019	2023	Board member
Elisabeth Svanberg (7)	60	2020	2024	Board member

(1) The term of the mandates of the Board members will expire immediately after the annual shareholders' meeting to be held in the year set forth next to the member's name.
(2) Management company incorporated in 2022. Member of the Nomination Committee.
(3) Chairman of the Nomination Committee. Chairman of the Remuneration Committee.
(4) Chairman of the Audit Committee. Member of the Nomination Committee. Member of the Remuneration Committee.
(5) Member of the Audit Committee.
(6) Member of the Audit Committee.
(7) Member of the Remuneration Committee.

The address for the members of our Board of Directors is Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

Six out of nine of the members of the Board of Directors are independent under the Nasdaq Stock Market listing and US Securities Exchange Act requirements: Rajesh Parekh, Mary Kerr, Peter Guenter, Jérôme Contamine, Dan Baker and Elisabeth Svanberg. Five out of nine of the members of the Board of Directors are independent under Belgian law: Mary Kerr, Peter Guenter, Jérôme Contamine, Dan Baker and Elisabeth Svanberg. In 2022, the Board of Directors was therefore composed of a majority of independent directors.

The following is the biographical information of the members of our Board of Directors (members per December 31, 2022):

Paul Stoffels1 joined Galapagos as Chief Executive Officer in April 2022, and is an executive member and the Chairman of our Board of Directors since 26 April 2022. He also is a member of the Executive Committee at Galapagos. Prior to that, he was Vice Chairman of the Executive Committee and Chief Scientific Officer of Johnson & Johnson where he set the company's wide innovation agenda and led its pharmaceutical R&D-pipeline, as well as other external initiatives. Before that, he was worldwide Chairman of Pharmaceuticals of Johnson & Johnson which, under his leadership, significantly rejuvenated its product pipeline and adopted a transformational R&D-operating model, which resulted in the launch of 25 innovative medicines across the globe. Dr. Stoffels joined Johnson & Johnson in 2002, following the acquisition of Virco and Tibotec, where he was Chief Executive Officer and Chairman respectively, and where he led the development of several breakthrough products for the treatment of HIV. Dr. Stoffels also is a member of the Supervisory Board of Philips Healthcare in the Netherlands.

Rajesh Parekh is a non-executive member of our Board of Directors since 2004, and has served as the Chairman of our Board from 2004 to 26 April 2022. Dr. Parekh is a General Partner at Advent Life Sciences which he joined in 2006. During his academic career at Oxford University, he co-founded Oxford GlycoSciences where he served as Chief Scientific Officer and Chief Executive Officer from 1988 until its sale to Celltech Group (now UCB) in 2003. He has founded or served on the Boards of several life sciences companies in the United States and Europe, including Avila

1 Stoffels IMC BV, permanently represented by Dr. Paul Stoffels

Therapeutics, EUSA Pharma, Biocartis, and Amsterdam Molecular Therapeutics (AMT) Holding (now uniQure). He also was a member of the Supervisory Board of the Novartis Venture Fund. Dr. Parekh also serves as a member of the Board of Directors of Advent Life Sciences, Aleta, Arrakis, Artax, Aura Biosciences, Levicept, Ventus, PE Limited, Pheno Therapeutics, and Ploughshare. He received his MA in Biochemistry, and DPhil in Molecular Medicine from the University of Oxford, where he has also served as a Senior Research Fellow and Professor. Dr. Rajesh Parekh was appointed as the Lead Non-Executive Director of Galapagos, effective as of May 2, 2022.

Mary Kerr is a non-executive independent member of our Board of Directors since 26 July 2016, as well as Chief Executive Officer and director of NeRRe Therapeutics. Dr. Kerr was co-founder and Chief Executive Officer of KaNDy Therapeutics until that company was acquired by Bayer in September 2020 for $425 million, potential development and regulatory milestone payments of up to $450 million, and by potential additional triple digit million in sales milestone payments. Before her career in biotech, Dr. Kerr held a range of senior leadership roles at GSK over more than 20 years, including Senior Vice President and Global Franchise Leader for the Immuno-Inflammation and Infectious Diseases franchise. She was a founding member and on the Corporate Executive team of ViiV Healthcare. She has spent most of her career on the R&D commercial interface in global strategy and regional operational roles, predominantly in the specialty and orphan space. Dr. Kerr gained a Ph.D. in Pharmacology at the University of Bradford, did Post-Doctoral research at the Michigan Cancer Foundation in Detroit, and has an MBA from the University of Kingston.

Peter Guenter is a non-executive independent member of our Board of Directors since 30 April 2019. Mr. Guenter is a member of the Executive Board of Merck and Chief Executive Officer of Merck Healthcare since January 2021. Before joining Merck, he served as Chief Executive Officer at Almirall from 2017 to 2020. Prior to joining Almirall, he worked at Sanofi for 22 years, most recently as Executive Vice President Diabetes and Cardiovascular Global Business Unit. During his tenure at Sanofi, he held many senior positions including Vice President Eastern Europe and Northern Europe, Vice President Business Management and Support, General Manager Germany, Senior Vice President Europe, Executive Vice President Global Commercial Operations, and Executive Vice President General Medicine and Emerging Markets. He was a member of Sanofi’s Executive Committee from 2013 until August 2017. Before joining Sanofi, he held different positions in sales and marketing at Smith Kline and Ciba Geigy. Mr. Guenter also is a member of the Board of the European Federation of Pharmaceutical Industries and Associations (EFPIA). He holds a Master’s Degree in Physical Education from the Faculty of Medicine and Health Sciences, University of Ghent.

Daniel O’Day is a non-executive member of our Board of Directors since 22 October 2019. Mr. O’Day is the Chairman of the Board of Directors and Chief Executive Officer of Gilead Sciences, which employs more than 17,000 people worldwide. Prior to joining Gilead in 2019, Mr. O’Day served as the Chief Executive Officer of Roche Pharmaceuticals. His career at Roche spanned more than three decades, during which he held several executive positions in the company’s pharmaceutical and diagnostics divisions in North America, Europe and Asia. He served as a member of Roche’s Corporate Executive Committee, as well as on a number of public and private Boards, including Genentech, Flatiron Health and Foundation Medicine. Mr. O’Day also serves on the Board of Directors for the Pharmaceutical Research and Manufacturers of America Organization. Mr. O’Day holds a Bachelor’s Degree in Biology from Georgetown University and a MBA from Columbia University in New York.

Linda Higgins is a non-executive member of our Board of Directors since 22 October 2019. Linda Slanec Higgins, PhD, joined Gilead Sciences, Inc. in 2010 and is currently Sr. Vice President Research Strategy, Innovation & Portfolio. In her first ten years at Gilead, she led the Biology division, significantly expanding the therapeutic area scope and capabilities of the department. She founded External Innovation as integral component for Research. She previously served as President & Chief Executive Officer of InteKrin Therapeutics, and as Head of Research at Scios, a Johnson & Johnson company, where she provided leadership for drug discovery, preclinical development and translational medicine. Dr. Higgins is passionate about biopharmaceutical discovery and development, and has been dedicated to excellence in applied scientific research since 1991. She has led projects and departments in multiple therapeutic areas including central nervous system, fibrosis, inflammation, cardiovascular, virology and oncology. Dr. Higgins built many of these as new areas at Scios and Gilead. Dr. Higgins earned an A.B. in Behavioral Physiology from Kenyon College, a Ph.D. in Neurosciences from the University of California, San Diego School of Medicine, and completed Post-Doctoral training in Molecular Genetics at the Howard Hughes Medical Institute of the University of California, Berkeley. She has authored over 50 original peer reviewed scientific papers and invited articles, and is an inventor of over a dozen patents. Dr. Higgins also serves as a non-executive director on the Board of Arcus Biosciences and Tizona Therapeutics.

Elisabeth Svanberg is a non-executive independent member of our Board of Directors since 28 April 2020. Dr. Svanberg received her MD and PhD from the University of Gothenburg (Sweden), and is a Board-Certified General

Surgeon and Associate Professor of Surgery. Dr. Svanberg joined Serono International in 2000, initially in the field of metabolism, and subsequently held roles of increasing responsibilities before joining Bristol Myers Squibb in the United States in 2007. At BMS, Dr. Svanberg served as Development Leader for a first-in-class novel diabetes medicine, and subsequently as Head of Medical Affairs for the Intercontinental region. In 2014, Dr. Svanberg joined Janssen Pharmaceuticals (a Johnson & Johnson company) as Vice President, Head of the Established Products group where she was managing a portfolio of 90 products, used by an estimated 150 million patients globally. Since 2016, Dr. Svanberg currently serves as Chief Development Officer at Ixaltis, and since 2020 as Chief Medical Officer at Kuste Biopharma, specialty pharmaceutical companies developing proprietary therapeutics to treat genitourinary (GU) disorders with unmet medical need. Dr. Svanberg also serves as a non-executive director on the Boards of Egetis (formerly PledPharma) (since 2017), Swedish Orphan Biovitrum (until May 2022), Pharnext (until March 2022), Amolyt Pharma (since 2021), LEO Pharma (since 2022), and EPICS Therapeutics (since 2022).

Jérôme Contamine is a non-executive independent member of our Board of Directors since 26 April 2022. Mr. Contamine served as Chief Financial Officer of Sanofi for more than nine years from 2009 until 2018. Prior to joining Sanofi, he was Chief Financial Officer of Veolia from 2000 to 2009. He previously held various operating functions at Total, and served four years as an auditor at the Cour des Comptes (the supreme body responsible for auditing the use of public funds in France). Mr. Contamine is a graduate of France’s École Polytechnique, ENSAE (École Nationale de la Statistique et de l’Administration Économique) and École Nationale d’Administration. He held the position of non-executive director at Valeo from 2006 to 2017. Mr. Contamine also serves as a non-executive director on the Boards of Société Générale and Total Energies. Effective as of March 21, 2023, Jérôme Contamine is appointed as the new Lead Non-Executive Director of Galapagos, replacing Dr. Rajesh Parekh.

Daniel G. Baker is a non-executive independent member of our Board of Directors since 26 April 2022. Dr. Baker joined Janssen/Centocor in 2000 and as Vice President Immunology R&D his responsibilities included the clinical development of Remicade, Simponi and Stelara, as well as other programs in rheumatology and dermatology. He supervised many Phase I-III trials in multiple disease areas, and oversaw more than 15 regulatory approvals in the US, Europe and Japan. Throughout his time at Janssen, he was responsible for evaluating business development opportunities in the immunology space. In 2015 he took on a new role as Disease Area Stronghold Leader at Janssen where he was responsible for Phase II & III clinical development plans for rheumatology products and the overall portfolio strategy in rheumatology and immunology. This included the early research strategy for immunology discovery, managing the early portfolio development and approving all late-stage efforts. Since his retirement from Janssen in 2019, he has continued to be involved in bringing therapies to patients. He raised capital (>$20MM) to fund and start an immunology company, KiRA Biotech, where he now acts as Chief Executive Officer and as Executive Director. Dr. Baker received his B.A. in Biology from Gettysburg College and his Medical Degree from the University of Pennsylvania. He completed his Medical Residency at Hershey Medical Center and Fellowship in Rheumatology and Immunology at the University of Pennsylvania, followed by a Research Fellowship in Rheumatology at Mass General Hospital. He continued on as part of the faculty of the University of Pennsylvania for 18 years before taking on industry roles.

Pursuant to the new Nasdaq Stock Market Listing Rule and US Securities Exchange Act requirements, we disclose aggregated statistical information about the Board’s voluntary self-identified gender and racial characteristics and LGBTQ+ status for 2022. Diverse means an individual who self-identifies as one or more of the following: Female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in the country of the Company’s principal executive offices.

Board of Directors Diversity Matrix (As of March 15, 2023)
Country of Principal Executive Offices	Belgium
Foreign Private Issuer	Yes
Disclosure prohibited under Home Country Law	No
Total number of Board members	9
	Female	Male		Non-binary	Did not disclose gender
Part I: Gender Identity
Directors (members of the Board of Directors)	3	6		0	0

Part II: Demographic Background
Underrepresented individual in Home Country Jurisdiction			0
LGBTQ+			0
Did not disclose demographic background			0

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we satisfy the Board diversity requirement with two female directors. In 2022, we have three women (except between January 1, 2022 and April 26,

2022 when the Board consisted of four women) and six men (except between January 1, 2022 and April 26, 2022 when the Board consisted of four men) in our Board of Directors. During 2022, Galapagos also complied with its obligations with respect to gender diversification in the Board of Directors as set forth in article 7:86 of the Belgian Companies Code, and our Board will continue to monitor further compliance. In proposing candidates, particular consideration is given to diversity in gender, age, nationality, educational and professional background, as well as complementary skills, knowledge and experience.

Executive Committee

As from April 26, 2022, Galapagos has adopted a one-tier governance structure as provided for by the Belgian Companies Code, with the Board of Directors replacing the (former) Supervisory Board and the Executive Committee replacing the (former) Management Board.

The following table sets forth certain information with respect to the members of our Executive Committee as of December 31, 2022:

Name	Age	Position(s)
Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) (1)		Chief Executive Officer
Bart Filius	52	President, Chief Financial Officer & Chief Operating Officer
Walid Abi-Saab(2)	57	Chief Medical Officer
Michele Manto	49	Chief Commercial Officer

(1) Management company incorporated in 2022.
(2) Executive Committee member until December 31, 2022.

The address for the Executive Committee members is Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

In 2022, there was no conflict of interests between the private interests or other duties of the members of the Executive Committee listed above and their duties to us, except for the conflict of interests between us and a Board / Executive Committee member as further described in “Item 7.B – Related Party Transaction”.

Stoffels IMC BV, permanently represented by Dr. Stoffels, was appointed as our Chief Executive Officer as per April 1, 2022, and is responsible for the daily management of Galapagos.

André Hoekema’s mandate as Chief Business Officer and Executive Committee member ended per October 31, 2022. Walid Ab-Saab’s mandate as Chief Medical Officer and Executive Committee member ended per December 31, 2022. He will stay with Galapagos until May 31, 2023 to ensure a smooth transition.

Below are the biographies of the members of our Executive Committee (members per December 31, 2022) :

Paul Stoffels 2 joined Galapagos as Chief Executive Officer in April 2022, and is an executive member and the Chairman of our Board of Directors since 26 April 2022. He also is a member of the Executive Committee at Galapagos. Prior to that, he was Vice Chairman of the Executive Committee and Chief Scientific Officer of Johnson & Johnson where he set the company's wide innovation agenda and led its pharmaceutical R&D-pipeline, as well as other external initiatives. Before that, he was worldwide Chairman of Pharmaceuticals of Johnson & Johnson which, under his leadership, significantly rejuvenated its product pipeline and adopted a transformational R&D-operating model, which resulted in the launch of 25 innovative medicines across the globe. Dr. Stoffels joined Johnson & Johnson in 2002, following the acquisition of Virco and Tibotec, where he was Chief Executive Officer and Chairman respectively, and where he led the development of several breakthrough products for the treatment of HIV. Dr. Stoffels also is a member of the Supervisory Board of Philips Healthcare in the Netherlands.

Bart Filius is appointed as President of Galapagos in February 2021, and serves as Chief Financial Officer since December 2014 and as Chief Operating Officer since September 2017, and is a member of the Executive Committee at Galapagos. Prior to that, Mr. Filius worked over 13 years at Sanofi where he was the Chief Financial Officer of Sanofi Europe during the last 3 years. Earlier at Sanofi, he was the Country Manager and Chief Financial Officer of Sanofi in

2 Stoffels IMC BV, permanently represented by Dr. Paul Stoffels the Netherlands. Before that, he was Vice President of Mergers & Acquisitions, during which time he led and completed the divestiture of various franchises. Prior to joining Sanofi, he was a strategy consultant at Arthur D. Little. Mr. Filius has an MBA degree from INSEAD, and a Bachelor’s Degree in business from Nyenrode Business University. In May 2019, Mr. Filius was elected as non-executive director in the Supervisory Board of ProQR Therapeutics.

Walid Abi-Saab joined Galapagos as Chief Medical Officer in March 2017. Dr. Abi-Saab has driven Galapagos’ overall medical strategy and was responsible for late-stage clinical development and operations, medical and regulatory affairs and safety. As of June 2021, he became responsible for all development activities as he added early-stage development activities to his already existing responsibilities for late-stage development.

Michele Manto is appointed as Chief Commercial Officer in January 2020, and member of the Executive Committee at Galapagos. He joined Galapagos in September 2017 as Senior Vice President Commercial Operations to build and lead Galapagos’ commercial organization and capabilities. Previously, Mr. Manto held various commercial leadership roles at AbbVie, most recently as General Manager, Global Marketing Rheumatology and General Manager in the Netherlands. Prior to this, he led AbbVie’s commercial activities and launches in rheumatology, gastroenterology and dermatology in Germany and other European countries. He started his professional career as a management and strategy consultant at McKinsey & Company. Mr. Manto holds an MBA from INSEAD and a Degree in Engineering from the Politecnico of Milan.

Per 1 January 2023, our Executive Committee has been strengthened with the addition of the following members:

Annelies Missotten is appointed as Chief Human Resources Officer and member of the Executive Committee at Galapagos. She joined Galapagos as Vice President Human Resources in February 2018 to transform and build an expert HR team to enable business growth, and leading the transformation of Galapagos into an integrated biopharmaceutical company with an international set-up. In 2020, she was appointed Senior Vice President Human Resources and strategic advisor to the CEO and Executive Committee. Before joining Galapagos, she held various senior global HR positions at GSK. She started her career at Proximus, and acquired deep expertise over time in key HR Centres of Expertise, including Training & Development, Talent Acquisition and Reward, and HR Business partnership roles. Ms. Missotten holds a Master's Degree in Roman Philology from KU Leuven, a DEA in Italian Culture and Linguistics from the Paris IV Sorbonne (France) and L’Università Cattolica di Milano. Over the years, she completed her education with several systemic psychology and coaching certifications and business courses, amongst others, from INSEAD, Fontainebleau (France).

Valeria Cnossen is appointed as General Counsel, responsible for Compliance & Ethics, the Corporate Secretary Office and Intellectual Property, and member of the Executive Committee at Galapagos. Ms. Cnossen joined Galapagos on 1 August 2022. She previously was General Counsel of the Consumer Health Group at Johnson & Johnson where she was a strategic partner and key advisor on laws and regulations, transactions and emerging areas, impacting the business such as digital, transparency, sustainability and public policy. Prior to that, she held leadership roles within the Medical Devices and Pharmaceutical Sectors of Johnson & Johnson. Ms. Cnossen joined Johnson & Johnson in 2011 through the acquisition of Crucell, where she was Head of Legal and Compliance. Prior to joining Crucell, Ms. Cnossen was in private legal practice at De Brauw Blackstone Westbroek in the Netherlands, and Cravath, Swaine & Moore in New York City. Ms. Cnossen is a purpose-driven leader, known for her ability to develop high-performing teams and the careers of others, especially as a mentor for women.

The Executive Committee has been entrusted by the Board of Directors with the executive management and running of the Company. Without prejudice to the overall responsibility and tasks of the Board of Directors regarding the management and control of the Company, the tasks of the Executive Committee include the following matters (without limitation): the research, identification and development of strategic possibilities and proposals which may contribute to our development in general, the management of the Company and the Galapagos group, the supervision of the performance of the business in comparison with the strategic goals, plans and budgets, and the support of the Chief Executive Officer with the day-to-day management of the Company and the Galapagos group.

The Executive Committee meets as often as necessary to ensure to its effective operation, and in principle once per month.

Family relationships

There are no family relationships among any of the members of our Executive Committee or Board of Directors.

B.     Compensation

The aggregate compensation paid and benefits in kind granted by us to our current members of the Executive Committee and Board of Directors, excluding equity-related compensation, for the year ended December 31, 2022, was €3,883,437.50.

For the year ended December 31, 2022, the total amounts set aside or accrued to provide pension, retirement or similar benefits to our Executive Committee amounted to €240,075.00.

For a discussion of our management agreements with the Executive Committee members, see the section of this annual report titled “Item 7.B.—Related Party Transactions.— Agreements with Our Board Members and Executive Committee Members.” For more information regarding subscription right grants, see “—Subscription Right Plans” below and regarding RSU grants, see “—RSU Plans” below.

Remuneration policy

In 2020, pursuant to the expected implementation in Belgium of the Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement, or SRD II, a revised version of the remuneration policy has been submitted to a binding vote of our 2020 shareholders’ meeting and has been approved. On May 6, 2020, the Belgian Act of April 28, 2020 transposing the SRD II into Belgian law was published in the Belgian Official Journal. The policy was applicable during the reporting years 2020 and 2021.

In light of the proposed introduction of a one-tier governance structure at the occasion of the Extraordinary Shareholders’ Meeting held on April 26, 2022, a revised remuneration policy was submitted to a binding vote to our 2022 Shareholders’ Meeting and approved during this Shareholders’ Meeting. Our remuneration policy was prepared in accordane with the Belgian Companies Code. The amended remuneration policy applied during the reporting year beginning on January 1, 2022.

The objective of our remuneration policy is to attract, motivate and retain diverse, qualified and expert individuals who are key in order to achieveing our strategic and operational objectives. Our further goals are to be competitive in the appropriate market by benchmarking against relevant peer groups, incentivizing performance at the highest possible level, allowing for differential rewards according to individual performance, not to discriminate on any grounds other than performance, and to reinforce an open, fair, consistent and equitable culture.

Compensation of our Board of Directors

The remuneration of our members of the Board of Directors is submitted by our Board of Directors for approval to the Shareholders’ Meeting and is only implemented after such approval. The procedure for establishing the remuneration policy and setting remuneration for members of our Board of Directors is determined by our Board of Directors on the basis of proposals from the Remuneration Committee, taking into account relevant benchmarks from the biotechnology industry.

The Annual Shareholders’ Meeting of April 28, 2020 determined, upon recommendation of the Nomination and Remuneration committee, that the compensation (excluding expenses) of the members of the Board of Directors, other than the Board members representing a shareholder, for the exercise of their mandate during the financial year ending December 31, 2022 is as follows:

(a) fixed cash remuneration: (i) Chairman of the Board of Directors (i.e. Raj Parekh until April 26, 2022): €100,000; (ii) other non-executive members of the Board of Directors (i.e. Howard Rowe (until April 26, 2022), Katrine Bosley (until April 26, 2022), Mary Kerr, Peter Guenter, Elisabeth Svanberg, Dan Baker (as of April 26, 2022) and Jérôme Contamine (as of April 26, 2022)): €50,000 each; (iii) annual additional compensation for membership of a Board committee: €15,000; (iv) annual additional compensation for the Chairmanship of a Board committee: €20,000;

(b) equity-based remuneration: (i) Chairman of the Board of Directors (i.e. Raj Parekh until April 26, 2022): €100,000; (ii) other non-executive members of the Board of Directors (i.e. Howard Rowe (until April 26, 2022), Katrine Bosley (until April 26, 2022), Mary Kerr, Peter Guenter, Elisabeth Svanberg, Dan Baker (as of April 26, 2022) and Jérôme Contamine (as of April 26, 2022)): €50,000 each; in each case (i) and (ii) subject to the requirement to use the net amount (after taxes) to acquire Galapagos shares. These latter payments make up the equivalent of an equity component of the Board members’ remuneration and the resulting shares are to be held until at least one year after the member of the Board of Directors leaves the Board of Directors and at least three years after the time of acquisition. During the financial year 2022, one Board member waived the equity-related remuneration.

The same 2020 Annual Shareholders’ Meeting resolved that the mandate of a member of the Board of Directors representing a shareholder on the Board of Directors will not be remunerated, being Daniel O’Day and Linda Higgins.

Effective from April 26, 2022, our new Chief Executive Officer, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) has been appointed as the Chairman of our Board of Directors. The Chief Executive Officer will only be remunerated for the performance of its executive functions as CEO and will not be entitled to any additional remuneration for its mandates of member and Chairman of the Board of Directors or member of any Committee.

The remuneration of the members of the Board of Directors does not contain a variable part; hence no performance criteria apply to their remuneration.

The following table sets forth the fees received by our members of the Board of Directors for the performance of their mandate as a Board member during the year ended December 31, 2022

	Board of Directors				Audit committee		Nomination Committee (2)
	Cash remuneration		Equity-based remuneration		Cash remuneration		Cash remuneration
	Chairman	Member	Cash	Acquired	Chairman	Member	Chairman	Member
	Fees earned	Fees earned	granted to acquire	GLPG	Fees earned	Fees earned	Fees earned	Fees earned
Name	(Euro)	(Euro)	GLPG shares (1)	shares (1)	(Euro)	(Euro)	(Euro)	(Euro)
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels (3)
Dr. Rajesh Parekh (4)	€32,143	€33,929	€66,000	697			€13,571
Mr. Howard Rowe (5)		16,071	16,000	158	€6,429
Ms. Katrine Bosley (5) (6)		16,071	—	—
Dr. Mary Kerr		50,000	50,000	528		€15,000
Mr. Peter Guenter		50,000	50,000	539		15,000
Dr. Elisabeth Svanberg		50,000	50,000	532
Mr. Jérôme Contamine (7)		34,066	34,000	366	13,626			€10,220
Dr. Dan Baker (7)		34,066	34,000	363
Mr. Daniel O’Day (8)
Dr. Linda Higgins (8)
Total	€32,143	€284,203	€300,000		€20,055	€30,000	€13,571	€10,220

(1) The company grants a gross amount equal to the respective Board member’s annual cash remuneration, to use the net portion (after taxes) to acquire shares of Galapagos in the open market.
(2) Until April 26, 2022, the company had a Nomination and Remuneration Committee and as of April 26, 2022 we have two committees, being the Nomination Committee and the Remuneration Committee.
(3) Chair of the Board of Directors as of April 26, 2022. Stoffels IMC BV does not receive any remuneration for its mandate as Chair of the Board of Directors or Committee member.
(4) Chair of the Board of Directors until April 26, 2022.
(5) Director until April 26, 2022.
(6) Ms. Bosley waived her equity-related remuneration for financial year 2022.
(7) Director as of April 26, 2022.
(8) Mr. O’Day and Dr. Higgins, both Gilead representatives, do not receive any remuneration for their mandate as members of the Board of Directors.

The table below provides an overview as of December 31, 2022 of the subscription rights held by the (former) members of the Board of Directors. Upon recommendation of our Nomination and Remuneration Committee, the Board of Directors decided in February 2020 to discontinue the grant of subscription rights to members of the Board of Directors going forward, taking into account the stricter rules of the Belgian Companies Code and provision 7.6 of the 2020 Code.

	Subscription right award
				Subscription	Subscription	Number of ordinary	Number of	Number of
		Grant	Vesting	right	right	shares underlying	subscription rights	subscription rights
	Plan	date	period	exercise	expiration	subscription rights	exercisable	exercised
Name				price (Euro)	date	per Dec. 31, 2022	per Dec. 31, 2022	during 2022
Raj Parekh	WP 2017	8/30/2017	36 months	80.57	5/16/2025	15,000	15,000
	WP 2018	6/18/2018	1/36 per	79.88	4/18/2026	15,000	15,000
	WP 2019	07-12-2019	month	95.11	04-10-2027	15,000

Total						45,000	30,000	—

Howard Rowe	WP 2014	10/14/2014		14.54	7/24/2022	—	—	2,520
	WP 2015	6/29/2015		28.75	4/29/2023	2,520	2,520
	WP 2015.B	03-02-2016	36 months	49.00	12/21/2023	7,500	7,500
	WP 2016	7/31/2016	1/36 per	46.10	5/31/2024	7,500	7,500
	WP 2017	8/30/2017	month	80.57	5/16/2025	7,500	7,500
	WP 2018	6/18/2018		79.88	4/18/2026	7,500	7,500
	WP 2019	07/12/2019		95.11	04/10/2027	7,500

Total						40,020	32,520	2,520

Katrine Bosley	WP 2015	6/29/2015		28.75	4/29/2023	2,520	2,520
	WP 2015.B	03-02-2016	36 months	49.00	12/21/2023	7,500	7,500
	WP 2016	7/31/2016	1/36 per	46.10	5/31/2024	7,500	7,500
	WP 2017	8/30/2017	month	80.57	5/16/2025	7,500	7,500
	WP 2018	6/18/2018		79.88	4/18/2026	7,500	7,500
	WP 2019	07/12/2019		95.11	04/10/2027	7,500

Total						40,020	32,520	—

Mary Kerr	WP 2017	8/30/2017	36 months	80.57	5/16/2025	7,500	7,500
	WP 2018	6/18/2018	1/36 per	79.88	4/18/2026	7,500	7,500
	WP 2019	07/12/2019	month	95.11	04/10/2027	7,500

Total						22,500	15,000	—

Peter Guenter	WP 2019	07/12/2019	36 months	95.11	04/10/2027	7,500
			1/36 per
			month
Total						7,500	—	—

Dr. Elisabeth Svanberg, Dr. Dan Baker, Mr. Jérôme Contamine, Mr. Daniel O’ Day and Dr. Linda Higgins don’t possess any subscription rights.

No loans, quasi-loans or other guarantees were given to the members of the Board of Directors during the year ended December 31, 2022.

Compensation of members of the Executive Committee

The compensation of the members of our Executive Committee is determined by our Board of Directors based on the recommendations by our Remuneration Committee.

The remuneration of the members of our Executive Committee consists of different components:

●	Fixed cash remuneration: a basic fixed fee (cash base salary) designed to fit responsibilities, relevant experience and competences, in line with market rates for equivalent positions. The amount of fixed remuneration is evaluated and determined by the Board of Directors every year for the Chief Executive Officer, upon recommendation of the Remuneration Committee and for the other members of the Executive Committee upon recommendation of the Chief Executive Officer.
●	Variable remuneration (short-term): members of the Executive Committee may be entitled to a short-term cash component, being a cash bonus. The award of a bonus is merit-driven and based on the group’s performance management system that is based on annual individual performance (including exceptional deliverables) in combination with our overall performance, compared to the level of achievement of individual and corporate objectives that are established annually. As from the year that ended December 31,

2019 and under our remuneration policy, the maximum short-term cash bonus of the Chief Executive Officer is set at 75% of his yearly fixed cash salary. The actual bonus of the Chief Executive Officer is determined by our Board of Directors, upon recommendation of the Remuneration Committee, and is based on the achievement of corporate and individual objectives. The maximum aggregate cash bonus pot for the other members of the Executive Committee is set at maximum 50% of their combined fixed cash salaries for the short-term cash bonus. The actual bonuses of these other Executive Committee members are determined by our Board of Directors, upon recommendation of the Chief Executive Officer, and are based on the achievement of corporate and individual objectives. In addition, exceptional special bonuses, outside the scope of the regular bonus schemes, can be considered by the Board of Directors, upon recommendation of the Remuneration Committee, in the event of and for exceptional achievements.
●	Variable remuneration (long-term) – Incentive plans: as from the year that ended December 31, 2019 and under our remuneration policy, the Chief Executive Officer is eligible to receive the equivalent number of restricted stock units, or RSUs, to 75% of his cash base salary, and the other members of the Executive Committee are eligible to receive the equivalent number of RSUs to 50% of the total amount of their aggregate cash base salaries as an annual long term incentive. The number of granted RSUs will be equivalent to the respective cash bonus of the Chief Executive Officer or the other Executive Committee members for the respective financial year. They may receive additional RSUs under other RSU plans that were put in place. For a description of the main characteristics of our RSU plans for Executive Committee members, see “RSU Plans” below.

In addition, subscription rights have been granted and may be granted in the future to the members of the Executive Committee. For a description of the main characteristics of our subscription right plans, see “Subscription Right Plans” below.

●	Other: pursuant to our remuneration policy, the Executive Committee members are eligible to benefits such as a pension, company car, insurances, tax advisory services and payments for invalidity and healthcare cover and other fringe benefits of non-material value.

No loans, quasi-loans or other guarantees were given to members of our Executive Committee during the year ended December 31, 2022.

The following table sets forth information concerning the compensation earned by the Executive Committee members during the year ended December 31, 2022:

	(Euro)
	Fixed remuneration			Variable remuneration			Total
Executive Committee member	Base salary	Other components (1)	Pension	Cash bonus (2)	Multi-year variable		remuneration
					Vested RSUs (3)	Granted SRs (4)

Stoffels IMC BV permanently represented by Dr. Paul Stoffels	€562,500	€—	€—	€337,500	€—	€570,000	€1,470,000
Onno van de Stolpe (5)	160,524	22,970	19,500	—	—	—	202,994
Other Executive Committee members	€1,617,538	€82,873	€220,575	€659,300	€6,103,529	€—	€8,683,815

(1) Other components are the value of the benefits and perquisites awarded, such as a company car, tax advisory services, and health and disablity insurance.
(2) The one-year variable is the short-term cash bonus awarded to each Executive Committee member in respect of 2022 and paid in April 2023.
(3) During financial year 2022 RSUs vested under RSU Plan 2019.I, 2019.II, 2019.III, 2020.II and 2021 IV and pay-outs occurred accordingly.

(4) The value of the subscription rights ("SRs") granted during the financial year 2022 is calculated by comparing the exercise price with the average share price of the share as quoted on Euronext Brussels and Amsterdam during the financial year 2022.

(5) CEO as of April 1, 2022.

(6) CEO until March 31, 2022. Mr. Onno van de Stolpe's base salary is €160,524, including €5,239.02 in the form of personal pension contributions. The €19,500 pension amount does not include the amount of €5,239,02, which is part of Mr. Onno van de Stolpe's fixed base salary.

(7) Pursuant to the applicable Belgian legislation for the two-tier governance system, we hereby disclose the individual figures for the Executive Committee members part of the aggregate amounts disclosed under "Other Executive Committee members".

	(Euro)
	Fixed remuneration			Variable remuneration			Total
Executive Committee member	Base salary	Other components (1)	Pension	Cash bonus (2)	Multi-year variable		remuneration
					Vested RSUs (3)	Granted SRs (4)

Bart Filius	€515,000	€25,527	€63,300	€230,000	€1,974,467	€—	€2,808,294
Andre Hoekema	317,775	25,328	46,125	100,000	1,961,547	—	2,450,775
Walid Abi-Saab	434,563	14,203	62,400	165,000	1,543,240	—	2,219,406
Michele Manto	€350,200	€17,815	€48,750	€164,300	€624,275	€—	€1,205,340

The total remuneration table above sets forth the value of the number of RSUs vested and paid out in 2022 for each Executive Committee member. Each RSU represents the right to receive, at Galapagos’ discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date. However, for members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive.

During 2022, there were RSU vestings under five different RSU Plans: RSU Plan 2019.I, 2019.II, Plan 2019.III, Plan 2020.II and Plan 2021.IV. The pay-outs to the Executive Committee members occurred accordingly and the aggregate amounts are set forth in the total remuneration table above.

Subscription rights

In addition, the members of the Executive Committee during the year ended December 31, 2022, were granted and accepted subscription rights.

In 2022, our (new) Chief Executive Officer, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) was offered 1,000,000 subscription rights under Subscription Right Plan 2022 (B) as a sign-on remuneration given the strategic importance of hiring Dr. Stoffels as Chief Executive Officer, his knowledge and experience in the pharmaceutical sector and leadership capabilities. He accepted all the granted subscription rights. The exercise price of these subscription rights is €50.00. The subscription rights under Subscription Right Plan 2022 (B) vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. These subscription rights are exercisable as from January 1, 2026.

The members of the Executive Committee were offered new subscription rights under Subscription Right Plan 2022 BE and each accepted all subscription rights granted as per the following: Mr. Bart Filius (68,000 subscription rights), Dr. Walid Abi-Saab (32,000 subscription rights) and Mr. Michele Manto (24,000 subscription rights). The exercise price of these subscription rights is €57.46. For all the beneficiaries under Subscription Right Plan 2022 BE, the subscription rights vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. These subscription rights are exercisable as from January 1, 2026.

The table below provides an overview as of December 31, 2022 of the subscription rights held by, awarded to and exercised by the (former) members of our Executive Committee during the year ended December 31, 2022.

	Subscription rights awarded
				Subscription		Number of	Subscription rights exercised
				rights	Subscription	ordinary shares	Number of	Number of	Number of
				exercise	rights	underlying	subscription	subscription	subscription
				price	expiration	subscription rights	rights exercisable	rights awarded	rights exercised
Name	Plan	Grant date	Vesting period	(Euro)	date	Per Dec 31, 2022	per Dec 31, 2022	during 2022	per Dec 31, 2022
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels	SR Plan 2022 (B)	03/25/2022	100% 3rd year after year of grant 01/01/2026	50.00	01/25/2030	1,000,000		1,000,000

Total						1,000,000	—	1,000,000	—

Onno van de Stolpe	WP 2014	10/14/2014	36 months	14.54	7/24/2022	—	—		100,000
	WP 2015	6/29/2015	1/36 per	28.75	4/29/2023	—	—		100,000
	WP 2015.B	2/3/2016	month	49.00	12/21/2023	100,000	100,000
	WP 2016	7/31/2016		46.10	5/31/2024	100,000	100,000
	WP 2017	8/30/2017		80.57	5/16/2025	100,000	100,000
	WP 2018	6/18/2018		79.88	4/18/2026	100,000	100,000
	WP 2019	12/7/2019		95.11	10/4/2027	100,000
	Subscription Right Plan 2020	6/16/2020	100% 3rd year after year of grant 01/01/2024	168.42	4/17/2028	85,000
	SR Plan 2021 BE	2/7/2021	100% 3rd year after year of grant 01/01/2025	64.76	4/30/2029	85,000

Total						670,000	400,000	—	200,000

Bart Filius	WP 2017	8/30/2017		80.57	5/16/2025	60,000	60,000
	WP 2018	6/18/2018	100% 3rd year	79.88	4/18/2026	80,000	80,000
	WP 2019	12/7/2019	after year of	95.11	10/4/2027	65,000
	SR Plan 2020	6/16/2020	grant	168.42	4/17/2028	50,000
	SR Plan 2021 BE	2/7/2021		64.76	4/30/2029	50,000
	SR Plan 2022 BE	7/7/2022		57.46	6/5/2030	68,000		68,000

Total						373,000	140,000	68,000	—

Andre Hoekema	WP 2014	10/14/2014		14.54	7/24/2022	—	—		10,000
	WP 2015	6/29/2015		28.75	4/29/2023	20,000	20,000		10,000
	WP 2015.B	2/3/2016	100% 3rd year	49.00	12/21/2023	40,000	40,000
	WP 2016	7/31/2016	after year of	46.10	5/31/2024	55,000	55,000
	WP 2017	8/30/2017	grant	80.57	5/16/2025	60,000	60,000
	WP 2018	6/18/2018		79.88	4/18/2026	50,000	50,000
	WP 2019	12/7/2019		95.11	10/4/2027	50,000
	SR Plan 2020	6/16/2020		168.42	4/17/2028	30,000
	SR Plan 2021 BE	2/7/2021		64.76	4/30/2029	30,000

Total						335,000	225,000	—	20,000

Walid Abi-Saab	WP 2016 (B)	6/4/2017		62.50	1/19/2025	10,000	10,000
	WP 2017	8/30/2017	100% 3rd year	80.57	5/16/2025	45,000	45,000
	WP 2018	6/18/2018	after year of	79.88	4/18/2026	60,000	60,000
	WP 2019	12/7/2019	grant	95.11	10/4/2027	50,000
	SR Plan 2020	6/16/2020		168.42	4/17/2028	40,000
	SR Plan 2021 BE	2/7/2021		64.76	4/30/2029	40,000
	SR Plan 2022 BE	7/7/2022		57.46	6/5/2030	32,000		32,000

Total						277,000	115,000	32,000	—

Michele Manto	WP 2017	8/30/2017		80.57	5/16/2025	60,000	60,000
	WP 2018	6/18/2018	100% 3rd year	79.88	4/18/2026	30,000	30,000
	WP 2019	12/7/2019	after year of	95.11	10/4/2027	40,000
	SR Plan 2020	6/16/2020	grant	168.42	4/17/2028	30,000
	SR Plan 2021 BE	2/7/2021		64.76	4/30/2029	30,000
	SR Plan 2022 BE	7/7/2022		57.46	6/5/2030	24,000		24,000

Total						214,000	90,000	24,000	—

RSU plans

Upon recommendation of the Nomination and Remuneration committee, the Board of Directors has updated the remuneration policy in 2020 to also include the grant of RSUs as a long-term incentive for the members of the Executive Committee, starting from the year ended on December 31, 2019. The revised 2022 remuneration policy still includes the grant of RSUs.

We currently have the following restricted stock unit (‘RSU’) programs:

●	Plan 2020.I, Plan 2021.I and Plan 2022.I: these plans are intended to provide a long-term incentive to certain of our employees and Executive Committee members and, as of 2020, replaces the deferred portion of the bonus under the old Senior Management Bonus Scheme;
●	Plan 2019.II, 2020.II, Plan 2021.II, Plan 2021 IV and Plan 2022.II: these plans are designed with the aim to retain a specific group of our key employees and Executive Committee members whose retention is considered so important for the future performance of Galapagos that an additional incentive is desireable. The beneficiaries are nominated by the Remuneration Committee and the Board of Directors approves the list of beneficiaries. The four-year vesting period is designed to be aligned with long-term shareholder interests;
●	Plan 2019.I: grants under this plan were made in 2019 only on the basis of a decision of the Board of Directors, as previously disclosed.
●	Plan 2019.III: this exceptional RSU grant took place in 2019 under an RSU Transaction Bonus Plan for the successful closing of the Gilead transaction; and
●	Plan 2021.III and Plan 2022.III: these plans are intended to compensate employees who transferred from Gilead to Galapagos in the framework of the transfer of European commercialization rights for the long-term incentive plans within Gilead under which unvested RSU awards lapsed upon transfer out of the Gilead group. These employees received an RSU grant from Galapagos.

The RSU plans are intended to provide certain members of the Executive Committee and certain employees of Galapagos the opportunity to receive RSUs as an incentive. Their purpose is to retain and encourage participants to contribute to the performance of Galapagos and its affiliates by aligning their financial interests with those of the shareholders.

The main characteristics of these plans are as follows:

●	The RSUs are offered for no consideration;
●	Generally, three or four year vesting periods apply, as set forth per plan in the table below;
●	Each RSU reflects the value of one Galapagos share and payout will be in cash or shares, at Galapagos’ discretion, it being understood that in respect of members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive; and
●	In case of termination of service before the vesting date, bad and good leaver rules apply. Any unvested RSUs are forfeited upon termination of service before the vesting date.

In 2022, the Executive Committee members were offered new RSUs under the 2022 RSU Annual Long-Term Incentive Plan and the 2022 RSU Retention Plan, subject to acceptance. The members of the Executive Committee accepted all RSUs offered to them, except for one member which did not accept his grant under the 2022 RSU Annual Long-Term Incentive Plan. The first RSU grant will vest in full three years after the offer date. The second RSU grant has a four-year vesting period, with 25% vesting each year and a first vesting date on May 1, 2023. Except for the RSUs granted to and accepted by Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), the RSUs are not transferable. The table below sets forth the number of RSUs offered to each Executive Committee member in 2022: Stoffels IMC BV (permanently represented by Dr. Paul Stoffels): 74,408 RSUs, Mr. Bart Filius: 61,442 RSUs, Dr. Walid Abi-Saab: 37,274 RSUs and Mr. Michele Manto: 27,354 RSUs.

No RSUs expired during the year ended December 31, 2022. The table below sets out the main characteristics of RSU plans issued to the (former) Executive Committee members during 2019, 2020, 2021 and 2022, the RSUs awarded to and accepted by each (former) Executive Committee member under the respective RSU Plan and vested for and paid out to each (former) Executive Committee member during 2022:

Name	Plan	Grant date	Vesting period	Vesting date	Number of RSUs granted	Number of RSUs vested during 2022
Stoffels IMC BV, permanently represented by Dr. Stoffels	Plan 2022.II	05/05/2022	25%/year, Four-year vesting period		74,408	—

Total					74,408	—

Onno van de Stolpe (1)	Plan 2019.I	10/16/2019	100% three years after offer date	10/16/2022	15,000	15,000
	Plan 2019.II	10/16/2019	25%/year	05/01/2020	25,606
			Four-year vesting period	05/01/2021		6,401
				05/01/2022
				05/01/2023
	Plan 2019.III	10/16/2019	50% two year after offer date	10/16/2021	16,922	8,461
			50% three years after offer date	10/16/2022
	Plan 2020.I	05/06/2020	100% three years after offer date	05/06/2023	2,392
	Plan 2020.II	05/06/2020	25%/year	05/01/2021	15,925	3,981
			Four-year vesting period	05/01/2022
				05/01/2023
				05/01/2024
	Plan 2021.I	05/05/2021	100% three years after offer date	05/05/2024	2,111
	Plan 2021.IV	05/05/2021	25%/year	05/01/2022	61,719	15,429
			Four-year vesting period	05/01/2023
				05/01/2024

				05/01/2025
Total					139,675	49,272

Bart Filius	Plan 2019.I	10/16/2019	100% three years after offer date	10/16/2022	5,000	5,000
	Plan 2019.II	10/16/2019	25%/year	05/01/2020	17,924
			Four-year vesting period	05/01/2021		4,481
				05/01/2022
				05/01/2023
	Plan 2019.III	10/16/2019	50% two year after offer date	10/16/2021	16,922	8,461
			50% three years after offer date	10/16/2022
	Plan 2020.I	05/06/2020	100% three years after offer date	05/06/2023	1,452
	Plan 2020.II	05/06/2020	25%/year	05/01/2021	11,148	2,787
			Four-year vesting period	05/01/2022
				05/01/2023
				05/01/2024
	Plan 2021.I	05/05/2021	100% three years after offer date	05/05/2024	1,011
	Plan 2021.IV	05/05/2021	25%/year	05/01/2022	61,719	15,429
			Four-year vesting period	05/01/2023
				05/01/2024
				05/01/2025
	Plan 2022.I	05/03/2022	100% three years after offer date	05/03/2025	3,570
	Plan 2022.II	05/05/2022	25%/year	05/01/2023	57,872
			Four-year vesting period	05/01/2024
				05/01/2025
				05/01/2026
Total					176,618	36,158

Andre Hoekema (2)	Plan 2019.I	10/16/2019	100% three years after offer date	10/16/2022	3,000	3,000
	Plan 2019.III	10/16/2019	50% two year after offer date	10/16/2021	16,922	8,461
			50% three years after offer date	10/16/2022
	Plan 2020.I	05/06/2020	100% three years after offer date	05/06/2023	832
	Plan 2021.IV	05/05/2021	25%/year (3)	05/01/2022	51,433	25,716
			Four-year vesting period	09/01/2022
				05/01/2024
				05/01/2025
Total					72,187	37,177

Walid Abi-Saab	Plan 2019.I	10/16/2019	100% three years after offer date	10/16/2022	5,000	5,000
	Plan 2019.II	10/16/2019	25%/year	05/01/2020	17,924
			Four-year vesting period	05/01/2021		4,481
				05/01/2022
				05/01/2023
	Plan 2019.III	10/16/2019	50% two year after offer date	10/16/2021	10,153	5,077
			50% three years after offer date	10/16/2022
	Plan 2020.I	05/06/2020	100% three years after offer date	05/06/2023	932
	Plan 2020.II	05/06/2020	25%/year	05/01/2021	11,148	2,787
			Four-year vesting period	05/01/2022
				05/01/2023
				05/01/2024
	Plan 2021.I	05/05/2021	100% three years after offer date	05/05/2024	835
	Plan 2021.IV	05/05/2021	25%/year	05/01/2022	43,203	10,800
			Four-year vesting period	05/01/2023
				05/01/2024
				05/01/2025
	Plan 2022.I	05/03/2022	100% three years after offer date	05/03/2025	2,550
	Plan 2022.II	05/05/2022	25%/year	05/01/2023	34,724
			Four-year vesting period	05/01/2024
				05/01/2025
				05/01/2026
Total					126,469	28,145

Michele Manto	Plan 2019.II	10/16/2019	25%/year	05/01/2020	5,121
			Four-year vesting period	05/01/2021		1,280
				05/01/2022
				05/01/2023
	Plan 2020.I	05/06/2020	100% three years after offer date	05/06/2023	612
	Plan 2020.II	05/06/2020	25%/year	05/01/2021	5,308	1,327
			Four-year vesting period	05/01/2022

				05/01/2023
				05/01/2024
	Plan 2021.I	05/05/2021	100% three years after offer date	05/05/2024	835
	Plan 2021.IV	05/05/2021	25%/year	05/01/2022	30,859	7,714
			Four-year vesting period	05/01/2023
				05/01/2024
				05/01/2025
	Plan 2022.I	05/03/2022	100% three years after offer date	05/03/2025	2,550
	Plan 2022.II	05/05/2022	25%/year	05/01/2023	24,804
			Four-year vesting period	05/01/2024
				05/01/2025
				05/01/2026
Total					70,089	10,321

(1) On the leaver date of Mr. Onno Van de Stolpe his unvested RSUs became null and void, being 65,158 RSUs.
(2) On the leaver date of Dr. Andre Hoekema his unvested RSUs became null and void, being 39,407 RSUs.

(3) As previously disclosed, upon substantiated recommendation of the Nomination and Remuneration Committee, the Board of Directors approved a deviation of the vesting rules under the RSU Plan 2021 IV. The second vesting of 25% of the RSU grant under the aforementioned plan (corresponding with 12,858 RSUs) has occured earlier than under the normal plan rules.

Limitations on liability and indemnification matters

Under Belgian law, the members of the Board of Directors and Executive Committee members of a company may be liable for damages to the company in case of improper performance of their duties. Our members of the Board of Directors and members of the Executive Committee may be liable to our company and to third parties for infringement of our Articles of Association or Belgian company law. Under certain circumstances, members of the Board of Directors and members of the Executive Committee may be criminally liable.

We maintain liability insurance for our members of the Board of Directors and members of the Executive Committee, including insurance against liability under the Securities Act.

The Belgian Companies Code includes a cap on liability for directors (i.e. members of the Board of Directors and persons in charge of daily management, such as our Chief Executive Officer) for any damages they cause due to mismanagement, including breaches of the articles of association and the Belgian Companies Code. This liability cap applies towards the company and third parties. For Galapagos NV, the cap amounts to €12,000,000. The cap applies irrespective of the number of claimants or defendants for the same (set of) facts. However, the cap does not apply to repetitive minor misconduct, serious error or cases of fraud. Furthermore, the cap does not apply to directors’ liability under the special liability regimes relating to payment of withholding tax, VAT and social security contributions.

Certain of our members of the Board of Directors may through their relationships with their employers or partnerships be insured and/or indemnified against certain liabilities in their capacity as members of our Board of Directors.

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

Subscription right plans

Various subscription right plans were approved for the benefit of our employees, and for members of the Board of Directors, members of the Executive Committee and independent consultants of Galapagos NV (“subscription rights” is the new term for instruments formerly referred to as “warrants” under the new Belgian Companies Code). For subscription right plans issued prior to 2011, the subscription rights offered to the employees and independent consultants vest according to the following schedule: 10% of the warrants vest on the date of the grant; an additional 10% vest at the first anniversary of the grant; an additional 20% vest at the second anniversary of the grant; an additional 20% vest at the third anniversary of the grant; and an additional 40% vest at the end of the third calendar year following the grant.

The subscription rights granted under subscription right plans created from 2011 onwards vest and become exercisable at the end of the third calendar year following the year of the grant, with no intermediate vesting, with the exception of the subscription rights granted (i) under Warrant Plan 2015 (B), Warrant Plan 2015 RMV, and Warrant Plan 2016 (B), which vest on the third anniversary of the notary deed enacting the acceptance and issuance of the subscription rights and (ii) under Subscription Right Plan 2021 RMV, Subscription Right Plan 2021 ROW, Subscription Right Plan 2022 RMV and Subscription Right Plan 2022 ROW, vest and become exercisable in instalments, with 25% of each grant vesting on the first day of the second calendar year following the calendar year in which the grant was made, 25% vesting on the first day of the third calendar year following the calendar year in which the grant was made and 50% vesting on the first day of the fourth calendar year following the calendar year in which the grant was made.

The subscription rights offered to members of the Board of Directors vest over a period of 36 months at a rate of 1/36th per month. As from January 1, 2020, Galapagos no longer grants any subscription rights to members of the Board of Directors, taking into account the stricter rules of the Belgian Companies Code and provision 7.6 of the 2020 Corporate Governance Code.

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

Generally, unless our Board of Directors at the time of the grant of the subscription right determines a higher exercise price, the exercise price of a subscription right will at least be equal to:

●	the last closing price of our ordinary shares on Euronext Amsterdam prior to the date on which the subscription right is offered; or
●	the average closing price of our ordinary shares on Euronext Amsterdam over the thirty-day period preceding the date on which the subscription right is offered.

However, for the subscription rights offered under Warrant Plan 2002 Belgium, since the ordinary shares of our company were not yet traded or listed on a stock exchange at the time of the relevant offers, the exercise price was to be determined by our Board of Directors at the time of the offer and had to be at least equal to the market value of the former Class D shares, as determined by the Board of Directors at that time and as certified by the auditor of our Company. In addition, the exercise price could not be lower than (i) the book value of the existing shares as appearing from the last approved annual accounts of the company at the date of the offer and (ii) €1.

From 2002 until December 31, 2022, an aggregate of 20,110,409 subscription rights were granted. Of these 20,110,409 subscription rights:

●	147,512 subscription rights lapsed because they were not timely exercised by their beneficiaries;
●	2,728,254 subscription rights lapsed due to their beneficiaries no longer being employed by the Company or because another condition for vesting was not met; and
●	6,571,299 subscription rights were exercised.

As a result, as of December 31, 2022, there were 10,810,856 subscription rights outstanding, representing approximately 16.42% of the total number of all our issued and outstanding voting financial instruments.

The table below sets forth the details of all subscription rights granted under the subscription right plans for employees, members of the Board of Directors, members of the Executive Committee and independent consultants in force as per December 31, 2022, including the plan under which the subscription rights were granted, the offer date, exercise price, expiry date, number of subscription rights exercised, number of subscription rights voided and number of subscription rights outstanding. Aside from the subscription rights set forth in the below table, there are currently no other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase outstanding securities.

						Number of
			Number of	Number of	Number of	subscription rights
		Exercise	subscription rights	subscription rights	subscription rights	still	Exercisable
Subscription right plan	Offer date	price (€)	granted	exercised	voided	outstanding	from	Expiry date
2002 Belgium	03-06-2002	4.00	553,705	423,698	130,007	—	01-01-2006	03-06-2010
	09-02-2002	4.00	27,125	14,150	12,975	—	01-01-2006	09-02-2010
	03-06-2003	4.00	5,250	1,287	3,963	—	01-01-2007	03/31/2007
	04-01-2003	4.00	7,500	7,500	—	—	01-01-2007	04-01-2011
	06/15/2004	4.00	2,000	2,000	—	—	01-01-2008	06/15/2012
	07-09-2004	4.00	31,250	31,250	—	—	01-01-2008	02-01-2017
	07/22/2004	4.00	7,500	—	7,500	—	01-01-2008	03/31/2008
	01/31/2005	6.76	159,375	115,000	44,375	—	01-01-2009	02-01-2017
Total			793,705	594,885	198,820	—
2005	07-04-2005	6.91	145,000	145,000	—	—	01-01-2009	07-03-2018
	11/23/2005	8.35	125,000	75,000	50,000	—	01-01-2009	11/22/2018
	12/15/2005	8.60	12,500	12,500	—	—	01-01-2009	12/14/2018
	02/13/2006	8.61	40,000	8,000	32,000	—	01-01-2010	03/31/2010
	02/13/2006	8.73	53,500	50,972	2,528	—	01-01-2010	03/31/2010
	11/22/2006	8.65	82,600	61,285	21,315	—	01-01-2010	11/21/2019
Total			458,600	352,757	105,843	—
2006 BNL	02/13/2006	8.61	112,953	100,662	12,291	—	01-01-2010	02-12-2019
	11/22/2006	8.65	87,090	16,450	70,640	—	01-01-2010	11/21/2019
	02/14/2007	9.57	102,900	9,170	93,730	—	01-01-2011	08/31/2011
	05-04-2007	9.22	17,500	17,500	—	—	01-01-2011	05-03-2020
	06/28/2007	8.65	735	735	—	—	01-01-2011	06/27/2020
	12/21/2007	7.12	25,110	13,171	11,939	—	01-01-2011	12/20/2020
Total			346,288	157,688	188,600	—
2006 UK	06-01-2006	8.70	302,191	230,963	71,228	—	01-01-2010	09/30/2014
	11/22/2006	8.65	13,965	11,907	2,058	—	01-01-2010	11/21/2014
	12/19/2006	9.18	77,700	31,885	45,815	—	01-01-2010	12/18/2014
	06/28/2007	8.43	30,585	20,085	10,500	—	01-01-2011	06/27/2015
	12/21/2007	7.25	945	945	—	—	01-01-2011	12/20/2015
Total			425,386	295,785	129,601	—
2007	06/28/2007	8.65	108,126	108,126	—	—	01-01-2011	06/27/2015
	06/28/2007	8.65	256,314	203,141	53,173	—	01-01-2011	06/27/2020
Total			364,440	311,267	53,173	—
2007 RMV	10/25/2007	8.65	108,850	103,950	4,900	—	01-01-2011	10/24/2020
Total			108,850	103,950	4,900	—
2008	06/26/2008	5.60	201,445	194,119	7,326	—	01-01-2012	06/25/2021
Total			201,445	194,119	7,326	—
2008 (B)	06/26/2008	5.60	57,500	50,000	7,500	—	01-01-2012	06/25/2013
Total			57,500	50,000	7,500	—
2009	04-01-2009	5.87	555,000	490,000	65,000	—	01-01-2013	03/31/2017
Total			555,000	490,000	65,000	—
2009 (B)	02-06-2009	7.09	135,100	131,670	3,430	—	01-01-2013	06-01-2014
Total			135,100	131,670	3,430	—
2010	04/27/2010	11.55	466,500	416,750	49,750	—	01-01-2014	04/26/2018
	04/27/2010	11.55	40,000	40,000	—	—	04/27/2014	04/26/2018
Total			506,500	456,750	49,750	—
2010 (B)	04/27/2010	11.55	195,040	190,108	4,932	—	01-01-2014	04/26/2015
Total			195,040	190,108	4,932	—
2010 (C)	12/23/2010	11.74	75,000	75,000	—	—	01-01-2014	12/22/2018
Total			75,000	75,000	—	—
2011	05/23/2011	9.95	561,500	432,500	129,000	—	01-01-2015	05/22/2019
	05/23/2011	9.95	57,500	50,000	7,500	—	05/23/2015	05/22/2019
Total			619,000	482,500	136,500	—
2011 (B)	05/23/2011	9.95	129,220	127,750	1,470	—	01-01-2015	05/22/2016
Total			129,220	127,750	1,470	—
2012	09-03-2012	14.19	448,640	345,490	103,150	—	01-01-2016	09-02-2020
	09-03-2012	14.19	32,500	22,500	10,000	—	09-03-2016	09-02-2020
Total			481,140	367,990	113,150	—
2013	05/16/2013	19.38	602,790	431,840	170,950	—	01-01-2017	05/15/2021
Total			602,790	431,840	170,950	—
2013 (B)	09/18/2013	15.18	75,000	30,000	45,000	—	01-01-2017	06/30/2017
Total			75,000	30,000	45,000	—
2014	07/25/2014	14.54	571,660	536,660	35,000	—	01-01-2018	07/24/2022
Total			571,660	536,660	35,000	—
2014 (B)	10/14/2014	11.93	150,000	150,000	—	—	01-01-2018	10/13/2022
Total			150,000	150,000	—	—
2015	04/30/2015	28.75	532,053	451,830	17,000	63,223	01-01-2019	04/29/2023
Total			532,053	451,830	17,000	63,223
2015 (B)	12/22/2015	49.00	399,000	157,500	—	241,500	03-02-2019	12/21/2023
Total			399,000	157,500	—	241,500

2015 RMV	12/22/2015	49.00	97,500	62,500	—	35,000	03-02-2019	12/21/2023
Total			97,500	62,500	—	35,000
2016	06-01-2016	46.10	514,250	177,750	11,000	325,500	01-01-2020	05/31/2024
Total			514,250	177,750	11,000	325,500
2016 RMV	06-01-2016	46.10	120,000	51,000	—	69,000	01-01-2020	05/31/2024
Total			120,000	51,000	—	69,000
2016 (B)	01/20/2017	62.50	150,000	140,000	—	10,000	04-06-2020	01/19/2025
Total			150,000	140,000	—	10,000
2017	05/17/2017	80.57	595,500	—	5,500	590,000	01-01-2021	05/16/2025
Total			595,500	—	5,500	590,000
2017 RMV	05/17/2017	80.57	127,500	—	—	127,500	01-01-2021	05/16/2025
Total			127,500	—	—	127,500
2018	04/19/2018	79.88	1,097,745	—	122,750	974,995	01-01-2022	04/18/2026
Total			1,097,745	—	122,750	974,995
2018 RMV	04/19/2018	79.88	137,500	—	—	137,500	01-01-2022	04/18/2026
Total			137,500	—	—	137,500
2019	04-10-2019	95.11	1,504,940	—	287,950	1,216,990	01-01-2023	04-10-2027
Total			1,504,940	—	287,950	1,216,990
2019 RMV	04-10-2019	95.11	194,750	—	8,750	186,000	01-01-2023	04-10-2027
Total			194,750	—	8,750	186,000
2020	04/17/2020	168.42	1,925,185	—	466,941	1,458,244	01-01-2024	04/17/2028
Total			1,925,185	—	466,941	1,458,244
2020 RMV	04/17/2020	168.42	248,150	—	39,075	209,075	01-01-2024	04/17/2028
Total			248,150	—	39,075	209,075
2021 BE	04/30/2021	64.76	1,117,603	—	76,455	1,041,148	01-01-2025	04/30/2029
Total			1,117,603	—	76,455	1,041,148
2021 RMV	04/30/2021	64.76	291,725	—	34,025	257,700	01/01/2023 01/01/2024 01/01/2025	04/30/2029
Total			291,725	—	34,025	257,700
2021 ROW	04/30/2021	64.76	1,084,105	—	300,730	783,375	01/01/2023 01/01/2024 01/01/2025	04/30/2029
Total			1,084,105	—	300,730	783,375
2022 (A)	01/13/2022	46.18	30,000	—	—	30,000	01-01-2023	01/13/2030
Total			30,000	—	—	30,000
2022 (B)	01/26/2022	50.00	1,000,000	—	—	1,000,000	01/01/2024 01/01/2025 01/01/2026	01/25/2030
Total			1,000,000	—	—	1,000,000
2022 BE	05-06-2022	57.46	911,400	—	7,858	903,542	01-01-2026	05/60/2030
Total			911,400	—	7,858	903,542
2022 RMV	05-06-2022	57.46	244,389	—	1,675	242,714	01/01/2024 01/01/2025 01/01/2026	05/60/2030
Total			244,389	—	1,675	242,714
2022 ROW	05-06-2022	57.46	935,450	—	27,600	907,850	01/01/2024 01/01/2025 01/01/2026	05/60/2030
Total			935,450	—	27,600	907,850

Grand Total			20,110,409	6,571,999	2,728,254	10,810,856

In addition to the subscription right plans for our employees, Board members, Executive Comittee members, and independent consultants described above, on October 22, 2019, our Extraordinary Shareholders’ Meeting approved the issuance of two subscription rights for the benefit of Gilead Therapeutics A1 Unlimited Company, called the initial Warrant A and the initial Warrant B. These subscription rights entitle the holder thereof to subscribe, during the entire term of the respective subscription right, upon each exercise of a subscription right, for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 25.1% and 29.9%, respectively, of the actually issued and outstanding shares after the exercise of the relevant subscription right (rounded down to the nearest whole share). The initial Warrant A has a term of one year and an exercise price of €140.59 per share and expired during 2020. The initial Warrant B has a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) €140.59.

C.     Board practices

As from April 26, 2022, Galapagos has adopted a one-tier governance structure as provided for by the Belgian Companies Code, with the Board of Directors replacing the (former) Supervisory Board and the Executive Committee replacing the (former) Management Board. For further information on our governance structure, see the section of this annual report titled “Item 6.A – Directors and Senior Management – Board of Directors”

Our Board of Directors can set up specialized Board Committees to analyze specific issues and advise the Board on those issues. The Board Committees are advisory bodies only, and the final decision-making power remains within the collegial responsibility of the Board of Directors. The Board determines the terms of reference of each Board Committee with respect to its organization, procedures, policies and activities.

In order to efficiently fulfil its tasks and in view of the size and activities of the Company, our Board of Directors has set up and appointed an Audit Committee, a Nomination Committee, and a Remuneration Committee. Until May 2, 2022, there was a combined Nomination and Remuneration Committee. As from May 2, 2022, our Board of Directors has set up a separate Nomination Committee and Remuneration Committee. The composition, role and functioning of all Board Committees complies with all applicable requirements of the Belgian Companies Code, the 2020 Code, the Exchange Act, the exchanges on which our ordinary shares and ADSs are listed and SEC rules and regulations, however taking into account the diffirences as set out below and our status as a foreign private issuer. For information regarding the (temporary) deviation from the provisions with respect to the composition of our Nomination Committee as set forth in the 2020 Code, see “item 16G – Corporate Governance”

The members of each Board Committee are appointed by the Board of Directors, and can be dismissed by the Board of Directors at any time. The duration of the mandate of a Board Committee member cannot exceed that such director’s membership. In deciding on the specific composition of each Board Committee, consideration is given to the needs and qualifications required for the optimal functioning of that Board Committee.

Except the arrangements described in the section of this annual report titled “Item 7.B.—Related-Party Transactions— Agreements with Our Board Members and Executive Committee,” there are no arrangements or understanding between Galapagos and any Executive Committee member or Board member providing for benefits upon termination of their employment, other than as required by applicable law. For information regarding the expiration of our Board members’ current terms of office and the period each member of our Board of Directors has served in that office, see “Item 6.A.— Directors and Senior Management.— Our Board of Directors.”

Lead Non-Executive Director

Pursuant to the Company’s Corporate Governance Charter and as a counter balancing governance structure for the combined CEO & Chairman role within the Board, the Board of Directors appointed a Lead Non-Executive Director. The Lead Non-Executive Director is also automatically the Vice-Chairman of the Board of Directors. The Lead Non-Executive Director is entrusted with the responsibilities and powers as set out in Galapagos’ Corporate Governance Charter, including, but not limited to, serving as principal liaison between the non-executive directors and the Chairman of the Board. Dr. Rajesh Paresh was appointed as the Lead Non-Executive Director of Galapagos, effective as of May 2, 2022. Effective as of March 21, 2023, Jérôme Contamine is appointed as the new Lead Non-Executive Director of Galapagos, replacing Dr. Rajesh Parekh.

Director independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our Board of Directors, except that our Audit Committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our Board of Directors has determined that, under current listing requirements and rules of Nasdaq and taking into account any applicable committee independence standards, Rajesh Parekh, Jérôme Contamine, Peter Guenter, Dan Baker, Mary Kerr and Elisabeth Svanberg are “independent directors.” In making such determination, our Board of Directors considered the relationships that each non-executive Board member has with us and all other facts and circumstances our Board of Directors deemed relevant in determining the relevant Board member's independence, including the number of ordinary shares beneficially owned by the relevant Board member and his or her affiliated entities (if any).

The independence criteria under the applicable Nasdaq Stock Market Listing Rules and US Securities Exchange Act requirements differ from the independence criteria set forth in article 7:87 of the Belgian Companies Code and provision 3.5 of the 2020 Code. Under article 7:87 of the Belgian Companies Code and provision 2020, Jérôme Contamine, Peter Guenter, Dan Baker, Mary Kerr and Elisabeth Svanberg are “independent members of our Board of Directors”. Pursuant to Belgian law, our Board of Directors is composed of a majority of independent non-executive directors.

Role of the Board of Directors in risk oversight

Our Board of Directors is responsible for the oversight of our risk management activities, and has delegated to the Audit Committee the responsibility to assist our Board in this task. While our Board of Directors oversees our risk management, our Executive Committee is responsible for day-to-day risk management processes. Our Board of Directors expects our Executive Commmittee members to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the Board. We believe this division of responsibilities is the most effective approach for addressing the risks we face.

Corporate governance practices

Along with our Articles of Association, we initially adopted a Corporate Governance Charter in accordance with the rules and recommendations set out in the Belgian Corporate Governance Code issued on March 12, 2009 by the Belgian Corporate Governance Committee. In light of the new Belgian Companies Code, the Belgian Corporate Governance Committee adopted a new 2020 Belgian Corporate Governance Code (the “2020 Code”), published on May 9, 2019. The 2020 Code applies compulsorily to reporting years beginning on or after January 1, 2020.

Our Board of Directors has adopted the 2020 Code for the reporting period beginning on January 1, 2020. Our Corporate Governance Charter is available on our website: www.glpg.com (this website does not form part of this annual report), and applies in addition to the applicable laws and regulations, our Articles of Association, and the corporate governance provisions included in the Belgian Companies Code and the 2020 Code. For the reporting year beginning on January 1, 2022, the 2020 Code was our reference code.

The 2020 Code is based on a “comply or explain” system: Belgian listed companies are expected to follow the 2020 Code, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations.

For the reporting year beginning on January 1, 2022, our Board of Directors strove to comply with the rules and recommendations of the 2020 Code as much as possible. At the same time, our Board believes that certain deviations from its provisions were justified in view of our particular situation. Provision 3.12 of the 2020 Code recommends that, in case of a one-tier governance structure, (a) there should be a clear division of the responsibilities between the person presiding over the Board of Directors (the Chairman) and the person assuming executive responsibility for running the company’s business (the CEO), and (b) the Chairman of the Board of Directors and CEO should not be the same individual. In deviation from this provision, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) who is our CEO since April 1, 2022, was also appointed as Chairman of the Board of Directors as from April 26, 2022. In light of the prevailing circumstances, the Board of Directors considered that the one-tier governance structure and the combined role as CEO/Chairman allows the Company to fully leverage the leadership of Dr. Paul Stoffels, and to efficiently set and implement the Company's direction and strategy (including in the field of business development). Furthermore, the Board of Directors is of the opinion that such combined role had a positive impact on the functioning and efficiency of the Board, as well as on the provision of information to the Board of Directors, allowing the Board of Directors to monitor the Company’s (and group’s) performance more effectively during 2022. In order to ensure sufficient balance, the Board adopted a counter balancing governance structure that includes the election of a Lead Non-Executive Director acting as the principal liaison between the Chairman and the non-executive members of the Board of Directors. Dr. Rajesh Parekh was appointed as the Lead Non-Executive Director of Galapagos, effective as of May 2, 2022. Effective as of March 21, 2023, Jérôme Contamine is appointed as the new Lead Non-Executive Director of Galapagos, replacing Dr. Rajesh Parekh. The Lead Non-Executive Director is entrusted with the responsibilities and powers as set out in the Corporate Governance Charter of Galapagos.

For information regarding the (temporary) deviation from the provisions with respect to the composition of our Nomination Committee as set forth in the 2020 Code, see "Item 16G – Corporate Governance”

Our Board of Directors regularly reviews its Corporate Governance Charter and makes such changes as it deems necessary and appropriate. Additionally, our Board of Directors adopted written terms of reference for the Executive Committee, the Audit Committee, the Nomination Committee and the Remuneration Committee, which are part of our Corporate Governance Charter. On April 26, 2022, as a consequence of the introduction of one-tier governance structure at the Company through the amendment of our Articles of Association, Galapagos’ Board of Directors approved an updated Corporate Governance Charter. On March 21, 2023, our Board of Directors approved an amendment to the Corporate Governance Charter. The amended Corporate Governance Charter refers to the establishment of the Management Committee supporting the Executive Committee, allows the same person to be Lead Non-Executive Director and Chairman of the Audit Committee, provides that the Lead Non-Executive Director is member or Chairman of the Nomination Committee, and clarifies that the Lead Non-Executive Director supports the Chairman in ensuring the prevention and managing of conflicts of interest involving potentially a director. Galapagos’ Corporate Governance Charter is available on our website: www.glpg.com (information contained on, or that can be accessed through, our website does not constitute a part of this annual report). The Corporate Governance Charter applies in addition to the applicable laws and regulations, Galapagos’ Articles of Association and the corporate governance provisions included in the Belgian Companies Code and the 2020 Code. The Corporate Governance Charter describes the main aspects of corporate governance at Galapagos, including its governance structure, the terms and functioning of the Board of Directors (including its Board Committees), the Executive Committee and the rules of conduct.

Board Committees

The Board of Directors has established an Audit Committee, a Nomination Committee and a Remuneration Committee, which operate pursuant to the written terms of reference for each of the Board Committees that are part of Galapagos’ Corporate Governance Charter adopted by our Board. The composition and functioning of all Board Committees complies with all applicable requirements of the Belgian Companies Code and the 2020 Code, the Exchange Act, the exchanges on which our ordinary shares and ADSs are listed and the SEC rules and regulations, however taking into account the differences set out below and our status as a foreign private issuer. For information regarding the (temporary) deviation from the provisions with respect to the composition of our Nomination Committee as set forth in the 2020 Code, see "Item 16G – Corporate Governance”

The Listing Rules of the Nasdaq Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. We intend to rely on certain exceptions for foreign private issures. The application of such exceptions requires that we disclose each of the Nasdaq Stock Market Listing Rules that we do not follow and describe the Belgian corporate governance practices we do follow in lieu of the relevant Nasdaq Stock Market corporate governance standard.

We follow Belgian corporate governance practices in lieu of the otherwise applicable corporate governance requirements of the Nasdaq Stock Market in respect of the following rules applicable to our Board Committees:

●	Compensation committee. We have opted out of (a) Nasdaq Stock Market Listing Rule 5605(d)(2) which requires that compensation of officers must be determined by, or recommended to the Board of Directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and (b) Nasdaq Stock Market Listing Rule 5605(e) which requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to such composition requirements. Pursuant to article 7:100 of the Belgian Companies Code and the rules and recommendations of the 2020 Code, we are required to set up a Remuneration Committee within our Board of Directors, consisting of a majority of independent Board members. In addition, the 2020 Code provides that the Board of Directors should set up a Nomination Committee, which can be combined with the Remuneration Committee. Until May 2, 2022, there was a combined Nomination and Remuneration Committee. As from May 2, 2022, our Board of Directors has set up a separate Nomination Committee and Remuneration Committee. Although we have chosen not to comply with Nasdaq Listing Rule 5605(d) regarding the independence of our Remuneration Committee, all members of our Remuneration Committee meet the heightened independence requirements under these rules.

●	Charters. Nasdaq Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the Board of Directors must have a formal written charter. Pursuant to the 2020 Code, our Board of Directors has drawn up a Corporate Governance Charter including, amongst others, the internal rules with respect to the composition, role and functionnning of our Board Committees.

Audit Committee

Our Audit Committee consists of three members (situation as of December 31, 2022): Jérôme Contamine (Chairman), Mary Kerr and Peter Guenter.

Our Board of Directors has determined that all members of our Audit Committee are non-executive members of our Board of Directors, and all of the Audit Committee members are also independent Board members under Rule 10A-3 of the Exchange Act and the applicable rules of the Nasdaq Stock Market, as amended, and that, as per December 31, 2022, Jérôme Contamine qualifies as an “Audit Committee financial expert” as defined under the Exchange Act. Collectively, the members of the Audit Committee shall have sufficient relevant expertise to fulfill their roles effectively, notably in financial matters and the life sciences industry.

Our Audit Committee assists our Board of Directors in fulfilling its monitoring responsibilities with respect to financial reporting and control and risk management in the broadest sense.

Our Audit Committee’s duties and responsibilities to carry out its purposes include, among others, without any limitation:

●	monitoring the integrity of the Company’s financial statements, and the Company’s accounting and financial reporting process and financial statement audits;
●	monitoring the effectiveness of the Company’s internal control and risk management systems;
●	monitoring the internal audit function and its effectiveness;
●	monitoring the performance of the external auditor and the audit of the statutory and consolidated accounts, including any follow-up on questions and recommendations made by the external auditor;
●	reviewing and monitoring the independence of the external auditor; and
●	informing the Board on the Company’s ESG activities.

The Audit Committee regularly reports to our Board of Directors on the discharge of its functions. It informs our Board about all areas in which action or improvement is necessary in its opinion and produces recommendations concerning the necessary steps that need to be taken in that regard. The audit review and the reporting on that review cover us and our subsidiaries as a whole. The members of the Audit Committee are entitled to receive all information which they need for the performance of their function, from our Board of Directors, Executive Committee and employees. Every member of the Audit Committee shall exercise this right in consultation with the Chairman of the Audit Committee.

Since 2019, the Audit Committee also reviews Environmental, Social and Governance (ESG) initiatives, as included in the annual Sustainability report, ensuring that we implement our planned initiatives and communicate them effectively and accurately to our employees and shareholders. The Sustainability report 2022 provides the non-financial information required by article 3:6 §4 and article 3:32 §2 of the Belgian Companies Code; a copy of our Sustainability report 2022 is available on our company website at http://www.glpg.com/financial-reports (this website does not form part of this annual report on Form 20-F).

Nomination Committee

Our Nomination Committee consists of three members (situation as of December 31, 2022): Dr. Rajesh Parekh (Chairman), Jérôme Contamine and Stoffels IMC BV (permanently represented by Dr. Paul Stoffels).

Our Board of Directors has determined that a majority of all members of our Nomination Committee are non-executive Board members.

Concerning our Company’s nomination policy, the Nomination Committee’s duties and responsibilities to carry out its purposes include, among others, without any limitation:

●	providing recommendations to the Board of Directors on the appointment of our Board members, CEO and Executive Committee members, as well as the size and composition of our Board and Board Committees;
●	preparing selection criteria and procedures for our Board members, CEO and Executive Committee members;
●	selecting and proposing suitable candidates for vacant Board of Directors mandates, reviewing candidates as proposed by a shareholder in accordance with our Articles of Association and advising on proposals to re-appoint current members of the Board of Directors;
●	recommending individuals for appointment as CEO or Executive Committee member (in consultation with the CEO as regards the appointment of other members of the Executive Committee); and
●	assessing the performance of the CEO and, in cooperation with the CEO, of other Executive Committee members and senior management.

Remuneration Committee

Our Remuneration Committee consists of three members (situation as of December 31, 2022): Dr. Rajesh Parekh (Chairman), Jérôme Contamine and Elisabeth Svanberg.

Our Board of Directors has determined that all members of our Remuneration Committee are non-executive Board members, a majority of which is also an independent member of our Board of Directors.

Concerning our company’s remuneration policy, the Remuneration Committee’s duties and responsibilities to carry out its purposes include, among others, without any limitation:

●	making recommendations to the Board of Directors on the remuneration of our Board members, CEO and Executive Committee members, including, but not limited to, variable remuneration and long-term incentives, whether or not stock-related, in the form of stock options or other financial instruments;
●	establishing the remuneration policy and strategy for our Board members, Executive Committee members and senior management; and
●	preparing and submitting a remuneration report to the Board of Directors for inclusion in the annual report.

D.     Employees

As of December 31, 2022, we had 1,338 employees. Our employees in France, the Netherlands and Belgium are represented by a labor union and/or covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages, and we consider our relations with our employees to be generally good. We have also engaged and may continue to engage independent contractors to assist us with our clinical activities. At each date shown, we had the following number of employees, broken out by department and geography:

	December 31,
	2022	2021	2020
Function:
Executive officers	4	5	6
Research	267	299	330
Development	342	407	449
Research services (1)	—	—	—
Commercial	420	292	147
Corporate and support	305	306	372
Total	1,338	1,309	1,304
Geography:
Leiden, the Netherlands	147	141	168
Mechelen, Belgium	547	544	674
Romainville, France	254	257	271
Boston & Pittsburgh, United States	20	6	13
Basel, Switzerland	53	57	63
Cambridge, United Kingdom	71	78	38
Milan, Italy	64	60	31
Madrid, Spain	63	58	32
Munich, Germany	88	85	14
Vienna, Austria	12	9	—
Copenhagen, Denmark	6	5	—
Stockholm, Sweden	10	6	—
Helsinki, Finland	1	2	—
Oslo, Norway	1	—
Dublin, Ireland	1	1	—
Zagreb, Croatia	—	—	—
Total	1,338	1,309	1,304
(1) For the financial year 2019, the employees set forth for research services are the employees of our fee-for-service activity Fidelta, that has been sold to Selvita on January 4, 2021.

E.     Share Ownership

For information regarding the share ownership of our members of the Board of Directors and members of the Executive Committee, see “Item 6.B.— Compensation” and “Item 7.A.—Major shareholders.”

Item 7    Major shareholders and related party transactions

A.     Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2023 for:

●	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;
●	each member of our Board of Directors;
●	each member of our Executive Committee; and
●	all members of our Board of Directors and Executive Committee as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 15, 2023. The percentage ownership information shown in the table is based upon 65,835,511 ordinary shares outstanding as of March 15, 2023.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares or ADSs, and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to subscription rights held by that person that are immediately exercisable or exercisable within 60 days of March 15, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders.

Except as otherwise indicated in the table below, addresses of the members of the Board of Directors, members of our Executive Committee and named beneficial owners are in care of Galapagos NV, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

	Shares beneficially owned
Name of beneficial owner	Number		Percentage
5% shareholders:
Gilead Sciences, Inc.	16,707,477	(1)(2)	25.38%
Van Herk Investments B.V.	4,635,672	(1)(3)	7.04%
EcoR1 Capital LLC	3,407,246	(1)(4)	5.18%
FMR LLC	3,884,633	(1)(5)	5.90%

Members of the Board of Directors and Executive Committee:
Raj Parekh, MA, DPhil	47,276	(6)	*
Mary Kerr, Ph.D.	23,813	(7)	*
Peter Guenter	4,424	(8)	*
Jérôme Contamine	366	(9)	*
Dan Baker	363	(10)	*
Daniel O'Day	—		—
Linda Higgins	—		—
Elisabeth Svanberg, MD, Ph.D.	1,248	(11)	*
Stoffels IMC BV	—		—
Executive Committee members excluding Stoffels IMC BV	408,020	(12)	0.62%
All members of our Board of Directors and Executive Committee as a group (13 persons)	485,510	(13)	0.74%
(1)	At the time of the most recent transparency notification or filing of a statement of beneficial ownership with the SEC.
(2)	Consists of 16,707,477 shares held by Gilead Therapeutics A1 Unlimited Company, which is a subsidiary of Gilead Sciences Ireland Unlimited Company, which is in turn a subsidiary of Gilead Biopharmaceutics US, LLC which is in turn a subsidiary of Gilead Sciences, Inc., which has the sole voting and investment power with respect to these shares. The address of Gilead Sciences, Inc. is 333 Lakeside Drive, Foster City, CA 94404, United States of America.
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
(4)	Consists of 211,622 ordinary shares and 3,195,624 American Depository Receipts. EcoR1 Capital LLC, controlled by Mr. Nodelman, controls investment funds EcoR1 Capital Fund Qualified LP and EcoR1 Capital Rund LP, which all together hold 3,407,246 of Galapagos’ voting rights. The address of EcoR1 Capital LLC is 357 Tehama Street #3, San Francisco, CA 94103, United States of America.
(5)	Consists of 3,801,504 ordinary shares and 102,300 equivalent financial instruments (stock loan). FMR LLC, controls investment funds Fidelity Management & Research Company LLC, FIAM Holdings LLC, FIAM LLC, Fidelity Management Trust Company, Fidelity Advisory Holdings LLC, Strategic Advisers LLC, and Fidelity Institutional Asset Management Trust Company, which all together hold 3,903,804 Galapagos’ voting rights. The address of FMR LLC is The Corporate Trust Center, 1209 Orange Street Wilmington, New Castle County, Delaware, 19801, United States of America.
(6)	Consists of (i) 2,276 shares and (ii) 45,000 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2023.
(7)	Consists of (i) 1,313 shares and (ii) 22,500 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2023.
(8)	Consists of (i) 1,348 shares and (ii) 7,500 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2023.
(9)	Consists of366 shares.
(10)	Consists of 363 shares.
(11)	Consists of 1,248 shares.
(12)	Consists of (i) 27,020 shares and (ii) 381,000 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2023.
(13)	Consists of (i) 33,934 shares and (ii) 456,000 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2023.

Each of our shareholders is entitled to one vote per ordinary share. All shareholders have identical voting rights per share. We are not aware of any arrangement that may result in a change of control of our company.

As of March 15, 2023, reviewing identified ownership in depository received reports and independent shareholder identification of 89% of outstanding shares (ordinary shares and ADSs), approximately 45% of those are held by institutional investors domiciled in the United States, excluding Gilead Sciences, Inc., or Gilead. We estimate that shares were held in the United States by approximately 152 institutional holders of record, excluding Gilead Sciences, Inc., or Gilead. As of March 15, 2023, there were outstanding 14,161,065 ADSs, each representing one ordinary share, and in the aggregate representing approximately 21.5% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

During 2022, FMR LLC filed multiple transparency notifications. On May 31, 2022 we received a transparency notification from FMR LLC, to report that as of May 27, 2022, it together with its affiliates held 5.04% of the outstanding shares of Galapagos as of May 27, 2022. FMR LLC thus crossed above the 5% threshold of Galapagos voting rights by purchase of voting securities on May 27, 2022. On August 3, 2022 we received a transparency notification from FMR LLC, to report that as of July 29, 2022, it together with its affiliates held 5.69% of the outstanding shares of Galapagos as of July 29, 2022. On August 15, 2022 we received a transparency notification from

FMR LLC, to report that as of August 9, 2022, it held together with its affiliates 5.69% of the outstanding shares of Galapagos as of August 9, 2022. On December 22, 2022 we received a transparency notification from FMR LLC, to report that as of August 23, 2022, it together with its affiliates held 5.65% of the outstanding shares of Galapagos as of August 23, 2022. On August 25, 2022 we received a transparency notification from FMR LLC, to report that as of December 20, 2022, it together with its affiliates held 5.90% of the outstanding shares of Galapagos as of December 20, 2022. On January 9, 2023 we received a transparency notification from FMR LLC, to report that as of January 5, 2023, it together with its affiliates held 5.93% of the outstanding shares of Galapagos as of January 5, 2023.

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

On October 22, 2019, we received a transparency notification from Wellington Management Group LLP, who indicated that, following a disposal of ordinary shares, the remaining 3,079,573 ordinary shares held by its entirely-

controlled subsidiary Wellington Management Company LLP represented 4.97% of the then outstanding Galapagos shares and thus, with the ordinary shares portion of its total position, crossed below the 5% threshold of our voting rights on October 8, 2019. In addition, through its wholly owned subsidiary Wellington Management Company LLP, it also held 615,676 ADRs and 8,322 equity swaps with expiration in 2020, bringing the total number of voting rights for Wellington Management Group to 3,703,571, which represented 5.98% of the then outstanding shares.

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

B.     Related party transactions

Since January 1, 2019, we have engaged in the following major transactions with Gilead Sciences, Inc., and/or any of its affiliates.

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

On December 15, 2020, we and Gilead amended the existing arrangement for the commercialization and development of Jyseleca® (filgotinib).

On September 6, 2021, we and Gilead agreed to transfer the sponsorship of and operational and financial responsibility for the ongoing DIVERSITY clinical study, evaluating filgotinib in CD, and its long-term extension study from Gilead to Galapagos. Under the terms of the agreement, Gilead will make a one-time payment of $15 million to Galapagos in consideration for Galapagos assuming responsibility for the DIVERSITY clinical study.

In March 2022, Gilead and we agreed to transfer the sponsorship of and the operational responsibility for the MANTA study, a safety study in men with moderately to severely active UC, CD to assess semen parameter while taking filgotinib, and its long-term extension to Galapagos. The transfer was largely completed by December 31, 2022. The (former) Supervisory Board (currently Board of Directors) resolved and confirmed, as far as needed, that the related party transaction approval mechanism as set forth in article 7:116 of the Belgian Companies Code did not have to applied, since (i) the value of the aforementioned related party transaction is less than 1% of Galapagos’ consolidated net equity (based on the consolidated financial statements of Galapagos NV for the year ended December 31, 2021), and (ii) Galapagos is therefore able to rely on the materiality exemption as set out in article 7:116, §2 of the Belgian Companies Code.

Furthermore, we entered into some mainly technical and non-material amendments to the existing transactions between us and Gilead (or its affiliates) during 2022.

Share subscription agreement

As part of the research and development collaboration, Gilead entered into a share subscription agreement with us. On August 23, 2019, Gilead Therapeutics A1 Unlimited Company subscribed to 6,828,985 new Galapagos shares at a price of €140.59 per share, including issuance premium.

On October 22, 2019, our extraordinary shareholders’ meeting further issued a warrant to Gilead Therapeutics A1 Unlimited Company, known as warrant A, that confers the right to subscribe for a number of new shares sufficient to bring the number of shares owned by Gilead and its affiliates to 25.1% of the issued and outstanding shares. Warrant A expires one year after the issue date and the exercise price per share is EUR 140.59. On November 6, 2019, Gilead exercised Warrant A and increased its ownership in Galapagos to 25.10% of the then issued and outstanding shares. Warrant A expired in October 2020.

On October 22, 2019, Gilead Therapeutics A1 Unlimited Company was also issued another warrant, known as the initial warrant B, that confers the right to subscribe for a number of new shares sufficient to bring the number of shares owned by Gilead and its affiliates to 29.9% of the issued and outstanding shares. Such warrant will expire on August 23, 2024. The exercise price per share will be the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of the Galapagos shares preceding the date of the exercise notice with respect to such exercise, and (ii) €140.59. Between 57 and 59 months of August 23, 2019, subject to and upon approval by our Shareholders’ Meeting, Gilead Therapeutics A1 Unlimited Company will be issued a subsequent warrant with substantially similar terms, including as to exercise price, to the initial Warrant B. This subsequent Warrant B will expire on the earlier of the date that is five years after the fifth anniversary of the closing and the date that the warrant is issued.

Gilead and Gilead Therapeutics A1 Unlimited Company are subject to certain standstill restrictions until the date that is 10 years following the closing. Among other things, during this time Gilead and its affiliates and any party acting in concert with them may not, without our priorconsent, acquire voting securities of Galapagos exceeding more than 29.9% of the then issued and outstanding voting securities, and Gilead and Gilead Therapeutics A1 Unlimited Company may not propose a business combination with or acquisition of Galapagos. The standstill restrictions are subject to certain exceptions as provided in the share subscription agreement.

Pursuant to the terms of the share subscription agreement, Gilead and Gilead Therapeutics A1 Unlimited Company also agreed to certain lock-up provisions. They shall not, and shall cause their affiliates not to, without our prior consent, dispose of any equity securities of Galapagos prior to the second anniversary of the closing. During the period running from the date that is two years following the closing until the date that is five years following the closing, Gilead and its affiliates shall not, without our prior consent, dispose of any equity securities of Galapagos if after such disposal they would own less than 20.1% of the then issued and outstanding voting securities of Galapagos. The lock-up restrictions are subject to certain exceptions as provided in the share subscription agreement and may terminate upon certain events. In April 2021, Gilead and Galapagos agreed to amend the share subscription agreement to extend the full lock-up of all of Gilead’s securities of Galapagos to a period of five years until August 22, 2024. We and Gilead agreed to amend the share subscription agreement for conformity with our change from a two-tier to a one-tier governance system.

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

For GLPG1972, after the completion of the ongoing Phase 2b study in osteoarthritis, Gilead had the option to pay a $250 million fee to license the compound in the United States. If certain secondary efficacy endpoints for GLPG1972 had been met, Gilead would have paid us up to an additional $200 million. Following opt-in on GLPG1972, we would have been eligible to receive up to $550 million in regulatory and sales based milestones. In November 2020, Gilead declined to exercise its option to GLPG1972. For all other programs resulting from the collaboration, Gilead will make a $150 million opt-in payment per program and will owe no subsequent milestones. We will receive tiered royalties ranging from 20-24% on net sales of all our products licensed by Gilead in all countries outside Europe as part of the agreement. With respect to GLPG1690, reimbursement of development costs under the cost split mechanism by Gilead to us amounted to €0.4 million for the year ended December 31, 2022 (€18.1 million for the year ended December 31, 2021 and €34.1 million for the year ended December 31, 2020).

For further information on our exclusive option, license and collaboration agreement with Gilead, see the section of this annual report titled “Item 4.B.—Business overview.—Collaborations— Option, License and Collaboration Agreement with Gilead.”.

Filgotinib collaboration

Under the agreement as revised in 2019, we and Gilead would co-commercialize filgotinib in France, Germany, Italy, Spain and the United Kingdom and retain the 50/50 profit share in these countries that was part of the original filgotinib license agreement. The parties would also share future global development costs for filgotinib equally until a predetermined level, in lieu of the 80/20 cost split provided by the original agreement.

In December 2020, we and Gilead entered into a binding term sheet pursuant to which we agreed to amend this agreement again. Under the terms of the new arrangement, we assumed all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. Most of the activities transferred to Galapagos by December 31, 2021, and the transition was completed by December 31, 2022. Gilead retains commercial rights and remains marketing authorization holder for filgotinib outside of Europe, including in Japan. All commercial economics on filgotinib in Europe transferred to us as of January 1, 2022, subject to payment of tiered royalties of 8 to 15 percent of net sales in Europe to Gilead, starting in 2024.

Since January 1, 2021, we bear the future development costs for certain studies, in lieu of the equal cost split contemplated by the previous agreement. These studies included the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The existing 50/50 global development cost sharing arrangement continued for the following studies: SELECTION and its long-term extension study (LTE) in UC, DIVERSITY and its LTE, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn’s disease, pediatric studies and their LTEs in RA, UC and Crohn’s disease, and support for investigator sponsored trials in IBD. In September 2021, we and Gilead agreed to transfer the sponsorship of the DIVERSITY study and its LTE study from Gilead to Galapagos. This transfer was intended to be completed by June 30, 2022 and completed by March 2023. From April 1, 2022, Galapagos will also be solely responsible for all development costs for the DIVERSITY study and its LTE study. In March 2022, Gilead and we agreed to transfer the sponsorship of and the operational responsibility for the MANTA study and its long-term extension to Galapagos. This transfer was largely completed by December 31, 2022.

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

In connection with the December 2020 amendments to the existing arrangement for the commercialization and development of filgotinib, Gilead has agreed to irrevocably pay Galapagos €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021, an additional €75 million in April 2021, and €50 million in March 2022.

Under the terms of the agreement of September 2021, Gilead made a one-time payment of $15 million to us in July 2022 in consideration for Galapagos assuming responsibility for the DIVERSITY Study.

On March 28, 2022 filgotinib was approved by the Japanese Ministry of Health, Labour and Welfare for UC, for which we received a $20.0 million (€18.2 million) regulatory milestone payment from Gilead in May 2022.

In addition, from January 1, 2020 until December 31, 2022, we received €28.1 million of royalties on Jyseleca® from Gilead.

We are no longer eligible to receive any future milestone payments relating to filgotinib in Europe. However, we remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $275 million and sales-based milestone payments of up to $600 million.

We incurred €245.3 million in development costs for the year ended December 31, 2022 for the development of filgotinib in collaboration with Gilead. The reimbursement of research and development costs under the cost split mechanism by us to Gilead amounted to €2.4 million for the year ended December 31, 2022 (€81.3 million for the year ended December 31, 2021 and €101.0 million for the year ended December 31, 2020). The reimbursement of research and development costs under the cost split mechanism by Gilead to us amounted to nil for the year ended December 31, 2022 (nil for the year ended December 31, 2021 and nil for the year ended December 31, 2020).

The reimbursement of commercialization costs under the cost split mechanism by us to Gilead amounted to nil for the year ended December 31, 2022 (nil for the year ended December 31, 2021 and nil million for the year ended December 31, 2020).

The reimbursement of commercialization costs under the cost split mechanism by Gilead to us amounted to 0.1 million for the year ended December 31, 2022 (€66.7 million for the year ended December 31, 2021 and €7.8 million for the year ended December 31, 2020).

We purchased raw materials, semi-finished products and finished products of Jyseleca® from Gilead for an amount of €13.5 million for the year ended December 31, 2022 (€24.9 million for the year ended December 31, 2021 and €0.2 million for the year ended December 31, 2020).

For further information on our exclusive license and collaboration agreement with Gilead, see the section of this annual report titled “Item 4.B.— Business overview.—Collaborations—Exclusive collaboration agreement with Gilead for filgotinib.”

Transactions with related companies

From time to time, in the ordinary course of our business, we may contract for services from companies in which certain of the members of our Board of Directors or Executive Committee may serve as director or advisor. The cost of these services is negotiated on an arm’s length basis, and none of these arrangements are material to us.

Agreements with our Board members and Executive Committee members

Management arrangements

As from January 1, 2020, all members of the Executive Committee (the former Management Board) provide their services under a management agreement with Galapagos NV, subject to Belgian law, that contains a notice period of six months and no other severance payments. These management agreements were replaced in April 2020 to take into account the implementation of the new Belgian Companies Code by our Company. During the period as from January 1, 2022 until April 26, 2022, Galapagos had a two-tier governance structure as provided by the Belgian Companies Code, with two governance bodies: the Supervisory Board and the Management Board. As from April 26, 2022, Galapagos has adopted a one-tier governance structure as provided by the Belgian Companies Code, with the Board of Directors replacing the (former) Supervisory Board, and the Executive Committee replacing the (former) Management Board. The paragraphs below set forth the main terms of the agreements.

Onno van de Stolpe

On March 1, 2002, we entered into a management agreement, subject to Belgian law, with Onno van de Stolpe for the position of Managing Director and Chief Executive Officer for an indefinite period. Effective March 1, 2011, Mr. Van de Stolpe’s management agreement with Galapagos NV was reduced from a full-time basis to a part-time basis, for approximately 40% of his time, at which time he entered into (1) an employment agreement, subject to Dutch law, with Galapagos B.V. on a part-time basis, for approximately 35% of his time, and (2) a management agreement, subject to French law, with Galapagos SASU for approximately 25% of his time. On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Onno van de Stolpe for the position of Chief Executive Officer for an indefinite period. For the year ended December 31, 2021, Mr. Van de Stolpe received a base remuneration from Galapagos NV of €160,524 (period until March 31, 2022).

On November 8, 2021, we entered into a settlement agreement with Onno van de Stolpe pursuant to which the management agreement came to an end on October 31, 2022. He exercised an advisory role until October 31, 2022, for which he continued to receive his 2022 base salary.

Stoffels IMC BV, permanently represented by Dr. Paul Stoffels

On January 26, 2022, we entered into a management agreement, subject to Belgian law, with Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) for the position of Chief Executive Officer for an indefinite period. Effective April 1, 2022, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) is our new Chief Executive Officer. For the year ended December 31, 2022, Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, received a base remuneration from Galapagos NV of €562,500.

Bart Filius

On September 15, 2014, Galapagos B.V. entered into an employment agreement, subject to Dutch law, with Bart Filius for the position of Chief Financial Officer, starting December 1, 2014 for an indefinite period. Effective December 1, 2014, Mr. Filius’ employment agreement with Galapagos B.V. was reduced from a full-time basis to a part-time basis, for approximately 60% of his time, and he entered into a management agreement, subject to Belgian law, with Galapagos NV for approximately 40% of his time. In addition to his role as Chief Financial Officer, Mr. Filius has served as Chief Operating Officer since September 2017. On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Bart Filius for the position of Chief Operating Officer and Chief Financial Officer for an indefinite period. For the year ended December 31, 2022, Mr. Filius received a base remuneration from Galapagos NV of €515,000.

Andre Hoekema

On January 31, 2005, Galapagos B.V. entered into an employment agreement, subject to Dutch law, with Andre Hoekema for the position of Senior Vice President Corporate Development and member of the Executive Committee, for an indefinite period. Dr. Hoekema has served as Chief Business Officer since September 2017. On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Andre Hoekema for the position of Chief Business Officer for an indefinite period. Dr. Hoekema was no longer a member of the Executive Committee as of October 31, 2022. He exercised an advisory role until December 31, 2022, for which he continued to receive his 2022 base salary. For the year ended December 31, 2022, Dr. Hoekema received a base remuneration from Galapagos NV of €317,775 (period until October 31, 2022). He exercised an advisory role until December 31, 2022 for which he continued to receive his 2022 base salary.

Walid Abi-Saab

On October 27, 2016, Galapagos NV entered into a management agreement, subject to Belgian law, with Walid Abi-Saab for the position of member of Galapagos’ Executive Committee and Chief Medical Officer, starting March 1,

2017, for an indefinite period. Effective March 1, 2017, Dr. Abi-Saab’s management agreement with Galapagos NV was reduced from a full-time basis to a part-time basis, for approximately 95% of his time, and he entered into an employment agreement, subject to Dutch law, with Galapagos B.V. for approximately 5% of his time. On January 16, 2018, the management agreement between Galapagos NV and Dr. Abi-Saab and the employment agreement between Galapagos B.V. and Dr. Abi-Saab were terminated by mutual agreement with effect from December 31, 2017. On January 16, 2018, Galapagos GmbH and Dr. Abi-Saab entered into an employment agreement, subject to Swiss law and effective from January 1, 2018, under which Dr. Abi-Saab continued to perform his duties as Chief Medical Officer, for an indefinite period. On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Walid Abi-Saab for the position of Chief Medical Officer for an indefinite period. For the year ended on December 31, 2022, Dr. Abi-Saab received a base remuneration from Galapagos NV of €434,563.

On January 4, 2023, we entered into a settlement agreement with Walid-Abi Saab pursuant to which the management agreement came to an end per December 31, 2022. Dr. Abi-Saab’s mandate as Chief Medical Officer and member of the Executive Committee ended on December 31, 2022. He will perform a purely advisory role until May 31, 2023, for which he will receive his 2022 base salary.

Michele Manto

On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Michele Manto for the position of Chief Commercial Officer for an indefinite period. For the year ended on December 31, 2022, Mr. Manto received a base remuneration from Galapagos NV of €350,200.

New Executive Committee members

Effective January 1, 2023, Valeria Cnossen and Annelies Missotten have been appointed as members of the Executive Committee.

On July 22, 2022 we entered into a management agreement, subject to Belgian law, with Valeria Cnossen for the position of General Counsel for an indefinite period. On February 15, 2023 we amened the management agreement to reflect her appointment as Executive Committee member as of January 1, 2023. On December 16, 2022 we entered into a management agreement, subject to Belgian law, with Annelies Missotten for the position of Chief Human Resources Officer for an indefinite period. She became an Executive Committee member as of January 1, 2023. Prior to the entry into force of the management agreement, Annelies Missotten was bound by an employment agreement for indefinite duration.

Severance payments upon change of control

The abovementioned agreements with the members of our Executive Committee do not provide for severance compensation. They do not contain notice periods that exceed six months. However, we entered into undertakings with the Executive Committee members providing that, in case their contract with us is terminated as a result of a change of control of our Company, they would be entitled to a severance compensation of twelve months’ base salary for our Chief Executive Officer and nine months’ base salary for the other Executive Committee members.

Severance payments for departing Executive Committee or (former) Management Board members

On August 30, 2021, Galapagos announced the planned retirement of its Chief Executive Officer Onno van de Stolpe and after a transition period Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) took over as Chief Executive Officer effective April 1, 2022. The retirement package of our former Chief Executive Officer, Onno van de Stolpe, has been disclosed in last years’ report on Form 20-F.

Until 31 October 2022, Onno van de Stolpe executed a purely advisory role as advisory member of the Executive Committee, for which he continued to receive a remuneration, including entitlement to RSU pay-outs until the aforementioned date.

Dr. Hoekema retired as Executive Committee member per October 31, 2022 and exercised an advisory role until December 31, 2022. He qualifies as a good leaver under the terms and conditions of the subscription right plans given his retirement. For the avoidance of doubt, Dr. Hoekema will not receive a grant under the 2023 RSU Annual Long-Term Incentive Plan equivalent to his 2022 short-term cash bonus.

Effective January 1, 2023, Dr. Walid Abi-Saab is no longer a member of our Executive Committee. He will execute a purely advisory role until May 31, 2023, for which he will continue to receive his 2022 base salary and retains entitlement to RSU pay-outs until the aforementioned date and remains entitled to RSU pay-outs until the aforementioned date.

For the avoidance of doubt, Dr. Walid Abi-Saab will not receive a grant under the 2023 RSU Annual Long-Term Incentive Plan equivalent to his 2022 short-term cash bonus. He will qualify as a good leaver under the terms and conditions of the subscription right plans, pursuant to an exception granted by the Board of Directors under the relevant subscription right plans.

Board of Directors and Executive Committee compensation

See the sections of this annual report in “Item 6.B.—Compensation.” titled “—Compensation of Our Board or see the sections of this annual report in “Item 6.B.—Compensation.” titled “—Compensation of Our Board of Directors” and “— Compensation of Members of the Executive Committee” and the section titled “Item 7.A.—Major Shareholders.” for information regarding compensation of the members of our Board of Directors and Executive Committee.

Equity awards

Since January 1, 2020, we have granted subscription rights and RSUs to the members of our Executive Committee. We do not grant RSUs to the members of our Board of Directors and have discontinued the grant of subscription rights to members of our Board of Directors as of 2020, taking into account the stricter rules under the Belgian Companies Code and 2020 Code.

See the sections of this annual report in “Item 6.B.—Compensation.” titled “—Compensation of Our Board of Directors” and “— Compensation of Members of our Executive Committee” and the section titled “Item 7.A.—Major Shareholders.” for information regarding equity awards to the members of our Executive Committee.

Bonus plans

See the section of this annual report titled “Item 6.B.—Compensation.—Compensation of Members of the Executive Committee” for information regarding bonus plans for members of our Executive Committee.

Related-party transactions policy

Article 7:97 of the Belgian Companies Code provides for a special procedure that applies to intra-group or related party transactions. The procedure applies to decisions or transactions between us and our related parties that are not one of our subsidiaries. Prior to any such decision or transaction, our Board of Directors must appoint a special committee consisting of three independent Board members, who can opt to be assisted by one or more independent experts. This special committee must assess the business advantages and disadvantages of the relevant decision or transaction, quantify its financial consequences, and determine whether the relevant decision or transaction causes a disadvantage to us that is manifestly illegitimate in view of our policy. If the special committee determines that the relevant decision or transaction is not illegitimate but will prejudice us, it must analyze the advantages and disadvantages of such decision or transaction and set out such considerations as part of its advice. Our Board of Directors must then make a decision, taking into account the opinion of the special committee. Any deviation from the special committee’s advice must be justified. Members of the Board of Directors who have a conflict of interest are not entitled to participate in the deliberation and vote. The special committee’s advice and the decision of the Board of Directors must be notified to our external auditor, who must render a separate opinion to assess that there is no material inconsistency between the accounting and financial information included in the minutes of the Board of Directors and in the advice of the special committee of the independent Board members compared to the information that the external auditor has within the framework of its mandate. The conclusion of the special committee and the opinion by the external auditor must publicly disclosed at the time the transaction is entered into. This procedure does not apply to any decisions or transactions in the ordinary course of business under customary market conditions and security documents, or to transactions or decisions with a value of less than 1% of our net assets as shown in our consolidated annual accounts.

In addition to this, our Corporate Governance Charter provides for guidelines for transactions between Galapagos and members of our Board of Directors or Executive Committee.

According to such guidelines:

●	it is expected from all members of our Board of Directors and Executive Committee that they avoid all acts, standpoints or interests which are conflicting with, or which give the impression that they are conflicting with, the interests of our Company;
●	all transactions between Galapagos and the members of our Board of Directors or Executive Committee need the approval of our Board of Directors, as relevant in accordance with article 7:97 of the Belgian Companies Code and the procedure described in the Related Person Transaction Policy. The members of our Board of Directors and Executive Committee are, by way of non-exhaustive example, not allowed, directly or indirectly, to enter into agreements with Galapagos which relate to supply of materials or delivery of services (other than in the framework of their mandate for the Company), except with the explicit approval of our Board of Directors;
●	any transaction between the Company and members of the Board of Directors or the Executive Committee can only be entered into at arm’s length (i.e. normal market conditions);
●	in the event any member of our Board of Directors, or, in case pertaining, its permanent representative is confronted with a direct or indirect interest of a monetary nature that conflicts with the interests of the Company in respect of a decision or an act falling within the scope of the responsibilities of the Board of Directors, the provisions of article 7:96 of the Belgian Companies Code shall apply, and the relevant Board member shall inform the other Board members prior to the deliberation on the subject matter. Therefore in the event article 7:96 of the Belgian Companies Code applies and a conflict of interests exists between us and a member of our Board of Directors, or, in case pertaining, its permanent representative, the relevant Board member shall not participate in the deliberation and vote concerning such point on the agenda;
●	in the event article 7:96 of the Belgian Companies Code does not apply, the existence of a conflict of interest shall be reported by the relevant Board member, its existence shall be included in the minutes (but shall not be published) and the relevant Board member shall not vote on the matter.

In addition, Galapagos’ Corporate Governance Charter stipulates that, if a member of the Executive Committee has a direct or indirect interest of monetary nature that conflicts with the interests of the Company in respect of a decision or an act falling within the scope of the responsibilities of the Executive Committee, the Executive Committee shall refrain from making any decision. The Executive Committee shall instead escalate the matter to the Board of Directors. The Board of Directors shall decide whether or not to approve such decision or act, and shall apply the conflict of interest procedure as set out in article 7:96 of the Belgian Companies Code.

In the event a conflict of interest exists within the Executive Committee that falls outside the scope of article 7:96 of the Belgian Companies Code, the existence of such conflict shall be reported by the relevant Executive Committee member, its existence shall be included in the minutes (but shall not be published) and the relevant Executive Committee member shall not vote on the matter.

We have adopted a Related-Person Transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related-party transactions. For purposes of this policy only, a related-party transaction is a transaction in which we are a participant and a related party has a direct or indirect material interest. For purposes of this policy, a related person is any member of the Executive Committee, any member of the Board of Directors (or nominee) or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons. Under this policy, if a transaction has been identified as a related-party transaction, our Audit Committee will review and consider information regarding the related-party transaction. In reviewing any related-party transaction, the Audit Committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable to us than terms generally available in a transaction with an unaffiliated third party under the same or similar circumstances; and (ii) the extent of the related party’s interest in the related-party transaction. Additionally, we will provide the Audit Committee with all material information regarding the related-party transaction, the interest of the related party, and any potential disclosure obligations in connection therewith. In addition, under our Code of Conduct, our employees, Board members and Executive Committee members have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

In 2022, the following conflict of interest between Galapagos NV and a director within the meaning of article 7:96 of the Belgian Companies Code was noted:

●	In a meeting of the Board of Directors held on 21 June 2022, the following was reported in accordance with article 7:96 of the Belgian Companies Code in connection with the proposed amendment of the management agreement between Galapagos NV and Stoffels IMC BV: the Chairman, being a party to the management agreement (as CEO), declared having a conflict of interest concerning the proposed amendment. The Chairman subsequently left the meeting before the deliberation and the vote concerning this point on the agenda took place. The Board considered that said amendment is limited in scope and cost neutral for the Company: the reimbursement by the Company of Stoffels IMC BV’s expenses for travel was reduced, and it was clarified that Stoffels IMC BV will bear all costs related to commuting travel. This was proposed to be compensated by an increase of its fixed fee with €50,000 on a yearly basis. As such, the Board considered that said amendment is justified and will have no material impact of the financial position of the Company.

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

B.     Memorandum and Articles of Association

The information set forth in our Registration Statement on Form F-3ASR (File No. 333-230639), automatically effective upon filing with the SEC on March 29, 2019, under the heading “Description of Share Capital”, as further supplemented by Exhibit 2.3 to this Annual Report (“Description of Securities”), is deemed incorporated by simple reference.

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

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. Based on the foregoing, with respect to our 2022 taxable year, we anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

Because we believe we were a PFIC for the 2022 taxable year, unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “—Distributions.”

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

Because we believe we were a PFIC for the 2022 taxable year, we must generally continue to be treated as a PFIC by that U.S. holder for all succeeding years during which the U.S. holder holds the ADSs, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to the ADSs. If such election is made, the U.S. holder will be deemed to have sold the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences applicable to sales of PFIC shares described above. After the deemed sale election, the U.S. holder’s ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

The tax consequences that apply if we are a PFIC would also be different from those described above if a U.S. holder were able to make a valid “qualified electing fund,” or QEF, election. Because we were a PFIC for the 2022 taxable year, we will provide information necessary for our shareholders to make a QEF election with respect to us for the 2022 taxable year and expect to provide such information for any subsequent year if we believe we are a PFIC. We will provide such information on our website. A U.S. holder that makes a QEF election with respect to our shares is required to include a pro rata share of our income on a current basis, whether or not we make distributions. U.S. holders should consult their tax advisors to determine whether any of these above elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

Because we believe we were a PFIC for the 2022 taxable year, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs (“lower-tier PFICs”).

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

Additionally, pursuant to Belgian domestic tax law, dividends paid or attributed to non-resident individuals who do not use our shares represented by ADSs in the exercise of a professional activity may be exempt from non-resident individual income tax up to the amount of 800 EUR (for income year 2022). Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to our shares represented by ADSs, such Belgian non-resident may request in his or her non-resident income tax return that any Belgian withholding tax levied on dividends up to the amount of EUR 800 (for income year 2022) be credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on dividends up to such an amount could in principle be reclaimed by filing a request thereto addressed to the designated tax official. Such a request has to be made at the latest on December 31 of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities which are determined by Royal Decree. For the avoidance of doubt, all dividends paid or attributed to the non-resident individual are taken into account to assess whether the maximum amount of EUR 800 (for income year 2022) is reached (and hence not only the amount of dividends paid or attributed on our shares represented by ADSs).

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

Dividends paid or attributed to a corporate Holder beneficially owning the dividend income will also be exempt from withholding tax, provided that (i) the Holder is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime, (ii) upon the date of payment or attribution of the dividends, the Holder holds a participation in us with an acquisition value of at least € 2,500,000, but representing less than 10% of our capital, (iii) the dividends relate to shares represented by the ADSs which are or will be held in full ownership for at least one year without interruption, (iv) the Holder has a legal form similar to the ones listed in the annex to the Parent-Subsidiary Directive, as amended from time to time and (v) the general anti-abuse provision is not be applicable. The exemption from withholding tax is only applicable to the extent that the ordinary Belgian withholding tax, which would be due in the absence of said exemption, is, in principle, neither creditable nor reimbursable in the hands of the Holder. The latter condition is arguably contrary to EU law based on a recent judgement of the Court of Justice of the EU dated June 16, 2022 (C-572/20). Shareholders are encouraged to consult their own tax advisor to determine whether they can invoke this argument if need be.In order to benefit from the above exemption of withholding tax, the corporate Holder must provide us or our paying agent with a certificate confirming (i) that it has a legal form as described above, (ii) that it is subject to corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary domestic tax regime, (iii) that it holds a participation of less than 10% in our capital, but with an acquisition value of at least € 2,500,000 upon the date of payment or attribution of the dividend, (iv) that the dividends relate to shares in us represented by the ADSs which it has held or will hold in full legal ownership for an uninterrupted period of at least one year, (v) to which extent it could in principle, in case this exemption would not exist, credit the levied Belgian withholding tax or obtain a reimbursement thereof according to the legal provisions applicable on December 31st of the year preceding the year of the payment or attribution of the dividends, and (vi) its full name, legal form, address and fiscal identification number, if applicable. Furthermore, we or our paying agent may also request confirmation from the Holder that the Holder commits to keep the participation with an acquisition value of at least € 2,500,000 until the completion of the minimum holding period of one year and that the Holder immediately notifies us or our paying agent of the completion of said one year holding period.

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

Item 11    Quantitative and qualitative disclosures about market risk

Our financial risks are managed centrally. Our finance department coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning our activities. These relate to the following financial markets risks: credit risk, liquidity risk, currency and interest rate risk. Our interest rate risk is limited because we have no financial debt and have a strong cash position. In case of decreasing interest rates we will face a reinvestment risk on our strong cash position. We do not buy or trade financial instruments for speculative purposes. For additional information on general risk factors, please see the section of this annual report titled “Item 3.D.—Risk Factors.”

Liquidity risk

Our cash and cash equivalents and current financial investments amounted to respectively €508.2 million and €3,585.9 million on December 31, 2022. Cash used in operating activities amounted to €500.5 million for the year ended December 31, 2022. Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. Based upon our current expected level of operating expenditures and our existing cash and cash equivalents, we believe that we will be able to fund our operating expenses and capital expenditure requirements at least for a period of 12 months. We have no credit lines. Such forecasting is based on realistic assumptions with regards to product sales, royalties, milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

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

Aging balance of receivables that are due, but are still considered collectable:

	December 31,
	2022	2021	2020

	(Euro, in thousands)
60 - 90 days	€424	€141	€—
90 - 120 days	208	92	—
more than 120 days	€473	€113	€—

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

Effect of interest rate fluctuation

A 100 basis point increase in interest rates at balance sheet date would have increased profit or loss, and equity, by approximately €40.9 million (2021: €47.0 million, 2020: €51.7 million); a 100 basis point decrease in interest rates would have decreased profit or loss, and equity, by approximately €40.9 million (2021: €47.0 million, 2020: €51.7 million).

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

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	December 31,
	2022	2021	2020

Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(85,140)	€(83,996)	€(116,690)
Increase in Euros - GB Pounds	960	1,093	303
Increase in Euros - CH Francs	557	233	2,013

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents and current financial investments held in U.S dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of current financial investments, cash and cash equivalents, and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

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

Item 14    Material modifications to the rights of security holders and use of proceeds

Not applicable.

Item 15    Controls and procedures

Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2022. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act, as amended). Our internal control over financial reporting is a process designed, under the supervision of our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly, reflect transactions and dispositions of assets, provide reasonable assurance that transactions are recorded in the manner necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are only carried out in accordance with the authorization of our management and directors, and provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Our internal control over financial reporting also includes controls over relevant IT systems that have an impact on financial reporting including accuracy and completeness of our account balances.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2022, was effective.

Galapagos’ management notes that the material weakness that was identified in our internal control over financial reporting as of December 31, 2021 relating to the review of the filgotinib collaboration revenue recognition, has been fully remediated as of December 31, 2022. The remediation efforts mainly focussed on improving the existing control over the filgotinib revenue recognition by enhancing the precision of the review of management’s cost to complete estimate that drives the filgotinib collaboration revenue recognition.

Notwithstanding the material weakness in the prior period, management has concluded that our audited financial statements included in this Annual Report on Form 20-F are fairly stated in all material respects in accordance with IFRS for each of the periods presented herein.

The effectiveness of internal control over financial reporting as of December 31, 2022 has also been audited by Deloitte Bedrijfsrevisoren BV, our independent registered public accounting firm. Their audit report, including their opinion and attestation report on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this annual report.

Changes in internal control over financial reporting

Other than the remediation efforts related to the above mentioned material weakness, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.   Controls and procedures

Not applicable.

Item 16       Reserved

Not applicable.

Item 16A    Audit Committee financial expert

Our Board of Directors has determined that Jérôme Contamine is an Audit Committee financial expert as defined by SEC rules, and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Furthermore, Jérôme Contamine is an independent director as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B    Code of Ethics

Since 2021, we have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, Executive Committee members and Board members in order to ensure that they are making ethical and legal decisions when conducting Galapagos’ business and performing their day-to-day duties. To this end, we give trainings on our Code of Conduct to our employees, including our subsidiaries’ employees. So far, since the launch of our Code of Conduct, 97.1% of our employees has completed the training. The Code of Conduct is available on our website at www.glpg.com/governance-information (this website does not form part of this annual report). Our Board of Directors is responsible for overseeing the Code of Conduct. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

One breach of our Code of Conduct was reported to the Audit Committee in 2022.

At the beginning of 2023, we made some updates to our Code of Conduct to ensure that it continues to reflect who we are as an organization, including, but not limited to, (a) an explicit applicability of our Code of Conduct to our suppliers and business partners, and (b) an overview of some of the work done in the past year in the field of ESG.

Item 16C    Principal Accountant fees and services

Deloitte Bedrijfsrevisoren BV has served as our independent registered public accounting firm for 2022 and 2021. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended December 31,
	2022	2021

	(Euro, in thousands)
Audit Fees	€1,127.1	€860.3
Audit-Related Fees	26.9	101.1
All Other Fees	429.5	587.7
Total	€1,583.5	€1,549.2

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

“All Other Fees” are any additional amounts billed for products and services provided by the principal accountant. For the year ended December 31, 2022 and 2021, they relate to non-audit fees, in particular related to advisory services in relation to IT and quality management.

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

Pursuant to its pre-approval policy, the Audit Committee may delegate its authority to pre-approve services to the Chairman of the Audit Committee. The decisions of the Chairman to grant pre-approvals must be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee may not delegate its responsibilities to pre-approve services to the management.

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

Item 16F    Change in registrant’s certifying accountant

Not applicable.

Item 16G    Corporate governance

As a Belgian naamloze vennootschap / société anonyme, we are subject to various corporate governance requirements under Belgian law, including the Belgian Code of Companies and Associations (the “Belgian Companies Code”), and the 2020 Belgian Corporate Governance Code (the “2020 Code”). In addition, as we qualify a foreign private issuer listed on the Nasdaq Global Select Market, we will be subject to Nasdaq corporate governance listing standards. However, the Nasdaq Global Select Market’s listing standards include certain accommodations in corporate governance requirements that allow foreign private issuers to follow home country corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Global Select Market, with certain exceptions. We intend to rely on certain exemptions for foreign private issuers, and follow Belgian corporate governance practices in lieu of the Nasdaq corporate governance rules.

In 2019, the Belgian Companies Code was approved by the Belgian Parliament. For existing companies, like us, there was in principle a transition regime providing for a staggered applicability of the new provisions. However, certain parts of the (new) Belgian Companies Code already applied to Galapagos as of January 1, 2020, and the full transition was completed at our Extraordinary Shareholders’ Meeting of April 28, 2020, which resolved to amend our Articles of Association as a consequence of the newly applicable Belgian Companies Code.

The full text of our Articles of Association (coordinated as per March 20, 2023) is made available as an exhibit to this annual report.

From January 1, 2022 until April 26, 2022, Galapagos had a two-tier governance structure as provided by the Belgian Companies Code, with two governance bodies: the Supervisory Board and the Management Board. As from April 26, 2022, Galapagos has adopted a one-tier governance structure as provided by the Belgian Companies Code, with the Board of Directors replacing the (former) Supervisory Board and the Executive Committee replacing the (former) Management Board.

The role of the Board of Directors is to pursue sustainable value creation by the Company, by setting the Company’s strategy, putting in place effective, responsible and ethical leadership and monitoring the Company’s performance. The Board of Directors is the ultimate decision-making body, with the overall responsibility for the management and control of the Company, and is authorized to carry out all actions that are necessary or useful for the realization of the Company’s object, with the exception of those reserved to the Shareholders’ Meeting by applicable law. The Board of Directors also supervises the Executive Committee. The Board of Directors acts as a collegiate body.

The Board of Directors has delegated certain powers to manage the Company to the Executive Committee, led by our Chief Executive Officer. The Executive Committee is responsible and accountable to the Board of Directors for the discharge of its responsibilities. Furthermore, the Board of Directors has delegated the day-to-day management of the Company to one Executive Committee member, i.e. our Chief Executive Officer.

For further information on our governance structure, see the section of this annual report titled “Item 6.A – Directors and Senior Management”

On April 26, 2022, as a consequence of the introduction of a one-tier governance structure at the Company through the amendment of our Articles of Association, Galapagos’ Board of Directors approved an updated Corporate Governance Charter. On March 21, 2023, our Board of Directors approved an amendment to the Corporate Governance Charter. The amended Corporate Governance Charter refers to the establishment of the Management Committee supporting the Executive Committee, allows the same person to be Lead Non-Executive Director and Chairman of the Audit Committee, provides that the Lead Non-Executive Director is member or Chairman of the Nomination Committee, and clarifies that the Lead Non-Executive Director supports the Chairman in ensuring the prevention and managing of conflicts of interest involving potentially a director. Galapagos’ Corporate Governance Charter is available on our website: www.glpg.com (this website does not form part of this annual report). The Corporate Governance Charter applies in addition to the applicable laws and regulations, Galapagos’ Articles of Association and the corporate governance provisions included in the Belgian Companies Code and the 2020 Code. The Corporate Governance Charter describes the main aspects of corporate governance at Galapagos, including its governance structure, the terms and functioning of the Board of Directors (including its Board Committees), the Executive Committee and the rules of conduct.

The 2020 Code is based on a “comply or explain” principle: Belgian listed companies are expected to follow the 2020 Code, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations.

For the reporting year beginning on January 1, 2022, our Board of Directors strove to comply with the rules and recommendations of the 2020 Code as much as possible. At the same time, our Board of Directors believes that certain deviations from its provisions were justified in view of our particular situation. Provision 4.19 of the 2020 Code recommends that the Board of Directors should set up a Nomination Committee with the majority of its members comprising independent non-executive directors. In deviation from this provision, the Nomination Committee consisted in 2022 of one executive director, one independent non-executive director and one non-executive director. The latter (Dr. Rajesh Parekh) no longer qualifies as independent pursuant to article 7:87 of the Belgian Companies Code and provision 3.5 of the 2020 Code given his long tenure at Galapagos. The Board felt it was appropriate to appoint him as a member and Chairman of the Nomination Committee in view of his experience as former Chairman of the Board, and to ensure a smooth transition to the new Chairman. Effective as of March, 21 2023, Dr. Elisabeth Svanberg was appointed as member and Chairman of the Nomination Committee, replacing Dr. Rajesh Parekh.

Differences between our corporate governance practices and the listing rules of the Nasdaq stock market

The following is a summary of the significant ways in which our corporate governance practices differ from those required by the Nasdaq Listing Rules with which we are not required to comply:

●	Quorum At Shareholders’ Meetings. Nasdaq Stock Market Listing Rule 5620(c) requires that for any shareholders’ meeting, the quorum must be no less than 33% (1/3) of the outstanding ordinary shares. There is no quorum requirement generally applicable to our Shareholders’ Meetings pursuant to the Belgian Companies Code and/or our Articles of Association, except as provided for by Belgian law in relation to decisions regarding certain matters, e.g. amendment of the Articles of Association.
●	Committees. We have opted out of (a) Nasdaq Stock Market Listing Rule 5605(d)(2) which requires that compensation of officers must be determined by, or recommended to, the Board of Directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and (b) Nasdaq Stock Market Listing Rule 5605(e) which requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent Directors. Under Belgian law, we are not subject to such composition requirements. Pursuant to Article 7:100 of the Belgian Companies Code and the rules and recommendations of the 2020 Code, we are required to set up a Remuneration Committee within our Board of Directors, consisting of a majority of independent members of our Board of Directors. In addition, the 2020 Code provides that the Board of Directors should set up a Nomination Committee, which can be combined with the Remuneration Committee. Until May 2, 2022, there was a combined Nomination and Remuneration Committee. As from May 2, 2022, our Board of Directors has set up a separate Nomination Committee and Remuneration Committee. Although we have chosen not to comply with Nasdaq Listing Rule 5605(d) regarding the indepence of our Remuneration Committee, all Remuneration Committee members meet the heightened independence requirements under these rules.
●	Executive Session. Nasdaq Stock Market Listing Rule 5605(b)(2) requires that independent directors must have regularly scheduled meetings at which only independent directors are present. There is no corresponding requirement under Belgian law. We do not intend to require the independent Board members to meet separately from the full Board on a regular basis or at all, although the Board of Directors is supportive of its independent members voluntarily arranging to meet separately from the other Board members when and if they wish to do so.
●	Committee Charters. Nasdaq Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each Board Committee must have a formal written charter. Pursuant to the 2020 Code, our Board of Directors has drawn up a Corporate Governance Charter including, amongst others, the internal rules with respect to the composition, role and functionning of our Board Committees.
●	Shareholder Approval for Certain Issuances of Securities. Nasdaq Stock Market Listing Rule 5635 requires that a company obtains shareholder approval prior to making certain issuances of securities. Pursuant to the Belgian Companies Code and subject to the conditions set forth therein and in our Articles of Association, our Board of Directors is allowed to increase the share capital of Galapagos in one or several times, and to issue new Galapagos’ shares through the use of authorized capital limited to the maximum amount of our share capital. The authorized capital may however not be used for (i) capital increases by contribution in kind exclusively reserved for one of our shareholders holding shares to which more than 10% of the voting rights are attached, (ii) the issuance of shares with multiple voting rights, (iii) the issuance of a new class of securities, or (iv) the issuance of subscription rights intended mainly for one or more specified persons other than our or our subsidiaries’ staff. Restrictions on the use of the authorized capital also exist in case a public take-over bid on us has been announced.

Item 16H    Mine safety disclosure

Not applicable.

PART III

Item 17    Financial statements

Not applicable.

Item 18    Financial statements

See pages F-1 through F-67 of this annual report.

Item 19    Exhibits

The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

Index to Financial Statements

FINANCIAL SECTION

Audited consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Galapagos NV

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Galapagos NV and subsidiaries (the "Company") as of December 31, 2022, 2021 and 2020, the related consolidated statements of operations, comprehensive income/loss(-), changes in equity and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, 2021 and 2020 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Determination of the estimated costs impacting the percentage of completion used for revenue recognition related to the filgotinib performance obligation under the license and collaboration agreement with Gilead - Refer to notes 2, 4, 6, and 25 to the consolidated financial statements

Critical Audit Matter Description

As described in notes 2, 4, 6 and 25 to the consolidated financial statements, the Company recognized collaboration revenues of 174,4 million EUR in 2022 from upfront payments and milestone payments related to the filgotinib performance obligation under the license and collaboration agreement with Gilead (the “agreement”). For this filgotinib performance obligation, the Company recognized revenue using the cost-to-cost input method, which management believes best depicts the transfer of control to the customer. Under the cost-to-cost input method, the extent of progress towards completion is measured based on the ratio of actual costs incurred to the total estimated costs expected upon satisfying the filgotinib performance obligation.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination of the estimated costs impacting the percentage of completion used for revenue recognition related to the filgotinib performance obligation under the license and collaboration agreement with Gilead included the following, among others:

●	We evaluated and tested management’s process for determining the estimate of total costs to complete the performance obligation, which included evaluating the reasonableness of significant assumptions related to the estimate.
●	We tested, on a sample basis, the accuracy and completeness of actual costs incurred to date.
●	Our procedures on the reasonableness of the assumptions also included evaluating management’s ability to reasonably estimate costs to complete the performance obligation. Specifically, we:
o	Evaluated the appropriateness of changes made during the period to management’s estimates of total costs to complete.
o	Performed a comparison of management’s prior period cost estimates to actual costs incurred and approved.
o	Evaluated the period over which management is expecting the company to complete its performance obligation.
o	Compared certain costs to third-party supporting evidence.
o	Considered the impact of any subsequent events on management’s assumptions.

Accounting for Business Combination – CellPoint B.V. - Refer to notes 3, 4, 12, 13, 24 and 26 to the financial statements

Critical Audit Matter Description

The Company entered into an agreement to acquire CellPoint B.V. (“Cellpoint”) in June 2022, where the Company acquired 100 percent of the outstanding shares and voting interests in an all-cash transaction.

We identified the valuation of acquired in-process research and development (“IPR&D”) and the valuation of the collaboration agreement for the exclusive right to use the Lonza Cocoon® manufacturing platform, in addition to the contingent consideration liability recognized in connection with the acquisition of CellPoint, as a critical audit matter because of the judgments necessary for management to estimate the acquisition date fair value of such balances.

The significant assumptions used to estimate the fair value of the acquired IPR&D, collaboration agreement for the exclusive right to use the Lonza Cocoon® manufacturing platform, and contingent consideration included discount rates, as well as certain other business-related assumptions that form the basis of forecasted financial results, including probability of success factors and revenue forecasts. Given the complexity of these assumptions this matter required a high degree of auditor judgment, and increased extent of effort including involvement of valuation specialists, when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s accounting for the IPR&D, collaboration agreement for the exclusive right to use the Lonza Cocoon® manufacturing platform and the contingent consideration liability recognized in connection with the CellPoint acquisition, included the following, among others:

●	We tested the effectiveness of the Company’s controls associated with accounting for business combinations.
●	We assessed the reasonableness of management’s key estimates and assumptions used in the valuation models. We met with key individuals from the senior leadership team and key personnel involved to discuss and evaluate management’s evidence to support the relevant assumptions.

●	With the assistance of our valuation specialists, we evaluated the reasonableness of the valuation methodologies used to determine the value of the acquired IPR&D, collaboration agreement for the exclusive right to use the Lonza Cocoon® manufacturing platform, and contingent consideration liability, including testing the mathematical accuracy of the calculations, the discount rate, and company specific risks.

Zaventem, Belgium, March 23, 2023

/s/ Deloitte Bedrijfsrevisoren / Réviseurs d’Entreprises BV/SRL

We have served as the Company's auditor since 2000.

Report of independent registered public accounting firm

To the shareholders and the board of directors of Galapagos NV

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Galapagos NV and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 23, 2023 expressed an unqualified opinion on those financial statements.

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

Zaventem, Belgium, March 23, 2023

/s/ Deloitte Bedrijfsrevisoren / Réviseurs d’Entreprises BV/SRL

We have served as the Company's auditor since 2000.

Consolidated Statement of Financial Position

	December 31,
	2022	2021	2020	Notes

	(Euro, in thousands)
Assets
Goodwill	€69,813	€—	€—	12
Intangible assets other than goodwill	146,354	60,103	67,565	13
Property, plant and equipment	154,252	137,512	103,378	14
Deferred tax assets	1,363	4,032	4,475	22
Non-current trade receivables	—	—	50,000	18
Non-current R&D incentives receivables	119,941	127,186	111,624	16
Other non-current assets	5,778	2,473	11,343	15
Non-current assets	497,501	331,306	348,384

Inventories	52,925	20,569	36	17
Trade and other receivables	40,429	111,337	148,418	18
Current R&D incentives receivables	26,126	16,827	24,104	16
Current financial investments	3,585,945	2,469,809	3,026,278	19
Cash and cash equivalents	508,117	2,233,368	2,135,187	20
Other current assets	23,307	9,945	11,917	18
Current assets from continuing operations	4,236,850	4,861,854	5,345,941

Assets classified as held for sale	—	—	23,406	27

Total current assets	4,236,850	4,861,854	5,369,347

Total assets	€4,734,351	€5,193,160	€5,717,731

Equity and liabilities

Share capital	€293,604	€292,075	€291,312	21
Share premium account	2,735,557	2,730,391	2,727,840	21
Other reserves	(4,853)	(10,177)	(10,907)
Translation differences	(1,593)	(1,722)	(3,189)
Accumulated losses	(496,689)	(367,205)	(334,701)
Total equity	2,526,026	2,643,362	2,670,355

Retirement benefit liabilities	5,540	11,699	14,996
Deferred tax liabilities	20,148	—	—	22
Non-current lease liabilities	14,692	19,655	23,035	23
Other non-current liabilities	21,808	7,135	8,096	24
Non-current deferred income	1,623,599	1,944,836	2,365,974	25
Non-current liabilities	1,685,787	1,983,325	2,412,101

Current lease liabilities	7,209	7,204	6,401	23
Trade and other liabilities	148,675	137,622	175,550	24
Current tax payable	1,022	1,782	1,248	10
Current deferred income	365,631	419,866	443,159	25
Current liabilities from continuing operations	522,538	566,474	626,357

Liabilities directly associated with assets classified as held for sale	—	—	8,917	27
Current liabilities	522,538	566,474	635,274

Total liabilities	2,208,325	2,549,798	3,047,375
Total equity and liabilities	€4,734,351	€5,193,160	€5,717,731

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Operations

	Year ended December 31,
	2022	2021	2020	Notes

	(Euro, in thousands, except per share data)
Product net sales	€87,599	€14,753	€2	6
Collaboration revenues	417,681	470,093	478,051	6
Total net revenues	505,280	484,846	478,053

Cost of sales	(12,079)	(1,629)	—
Research and development expenses	(515,083)	(491,707)	(523,667)	7
Sales and marketing expenses	(147,555)	(69,956)	(66,468)	7
General and administrative expenses	(144,931)	(140,899)	(118,757)	7
Other operating income	46,848	53,749	52,207	7

Operating loss	(267,520)	(165,596)	(178,632)

Fair value adjustments and net exchange differences	51,473	61,296	(116,188)	9
Other financial income	18,578	3,058	11,573	9
Other financial expenses	(17,679)	(21,757)	(26,528)	9

Loss before tax	(215,147)	(122,999)	(309,775)

Income taxes	(2,844)	(2,423)	(1,226)	10

Net loss from continuing operations	(217,991)	(125,422)	(311,001)

Net income from discontinued operations, net of tax	—	22,191	5,565	27

Net loss	€(217,991)	€(103,231)	€(305,436)
Net loss attributable to:
Owners of the parent	(217,991)	(103,231)	(305,436)
Basic and diluted loss per share	€(3.32)	€(1.58)	€(4.69)	11
Basic and diluted loss per share from continuing operations	€(3.32)	€(1.91)	€(4.78)

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Comprehensive Income/Loss (-)

	Year ended December 31,
	2022	2021	2020

	(Euro, in thousands)

Net loss	€(217,991)	€(103,231)	€(305,436)
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation	5,324	730	(6,065)
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	129	736	(1,024)

Realization of translation differences upon sale/liquidation of foreign operations	—	731	(1,023)
Other comprehensive income/loss (-), net of income tax	5,453	2,197	(8,112)

Total comprehensive loss attributable to:
Owners of the parent	(212,538)	(101,034)	(313,548)

Total comprehensive loss attributable to owners of the parent arises from:
Continuing operations	(212,538)	(123,956)	(318,841)
Discontinued operations	—	22,922	5,293
Other comprehensive loss, net of income tax	€(212,538)	€(101,034)	€(313,548)

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total

	(Euro, in thousands)
On December 31, 2019	€287,282	€2,703,583	€(1,142)	€(4,842)	€(109,223)	€2,875,658
Net loss					(305,436)	(305,436)
Other comprehensive loss			(2,047)	(6,065)		(8,112)
Total comprehensive loss			(2,047)	(6,065)	(305,436)	(313,548)
Share-based compensation					79,959	79,959
Exercise of subscription rights	4,031	24,257				28,288
On December 31, 2020	€291,312	€2,727,840	€(3,189)	€(10,907)	€(334,701)	€2,670,355
Net loss					(103,231)	(103,231)
Other comprehensive income			1,467	730		2,197
Total comprehensive income/loss (-)			1,467	730	(103,231)	(101,034)
Share-based compensation					70,726	70,726
Exercise of subscription rights	763	2,551				3,314
On December 31, 2021	€292,075	€2,730,391	€(1,722)	€(10,177)	€(367,205)	€2,643,362
Net loss					(217,991)	(217,991)
Other comprehensive income			129	5,324		5,453
Total comprehensive income/loss (-)			129	5,324	(217,991)	(212,538)
Share-based compensation					88,506	88,506
Exercise of subscription rights	1,530	5,166				6,695
On December 31, 2022	€293,604	€2,735,557	€(1,593)	€(4,853)	€(496,689)	€2,526,026

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows

	2022	2021	2020	Notes

	(Euro, in thousands)

Net loss	€(217,991)	€(103,231)	€(305,436)

Adjustment for non-cash transactions	117,296	57,718	230,723	28
Adjustment for items to disclose separately under operating cash flow	(4,533)	11,227	4,067	28
Adjustment for items to disclose under investing and financing cash flows	(3,789)	(28,847)	(2,472)	28
Change in working capital other than deferred income	32,313	23,337	(146,092)	28
Cash used for other liabilities related to the acquisition of subsidiaries	(28,164)	—	—	26
Decrease in deferred income	(383,618)	(453,720)	(207,787)	25

Cash used in operations	(488,487)	(493,516)	(426,998)

Interest paid	(12,463)	(12,540)	(9,033)
Interest received	4,839	2,913	10,054
Income taxes paid	(4,433)	(684)	(1,358)

Net cash flows used in operating activities	(500,544)	(503,827)	(427,336)

Purchase of property, plant and equipment	(27,389)	(54,205)	(42,522)	14
Purchase of and expenditure in intangible fixed assets	(9,558)	(3,674)	(48,793)	13
Proceeds from disposal of property, plant and equipment	739	—	49	14
Purchase of current financial investments	(2,728,634)	(1,561,015)	(4,574,206)	19
Interest received related to current financial investments	2,996	12	3,500	19
Sale of current financial investments	1,641,602	2,127,380	5,415,316	19
Disposals of subsidiaries, net of cash disposed	—	28,696	—	27
Cash out from acquisition of subsidiaries, net of cash acquired	(115,270)	—	—	26
Cash advances and loans to third parties	(10,000)	—	—	26
Acquisition of financial assets	—	—	(2,681)	15
Proceeds from sale of financial assets held at fair value through profit or loss	—	4,045	6,626	15

Net cash flows generated from/used in (-) investing activities	(1,245,514)	541,238	757,288

Payment of lease liabilities and other debts	(8,182)	(7,190)	(6,247)	23
Proceeds from capital and share premium increases from exercise of subscription rights	6,695	3,314	28,287	21

Net cash flows generated from/used in (-) financing activities	(1,487)	(3,876)	22,040

Increase/decrease (-) in cash and cash equivalents	€(1,747,545)	€33,535	€351,994

Cash and cash equivalents at beginning of year	€2,233,368	€2,143,071	€1,861,616	20

Increase/decrease (-) in cash and cash equivalents	(1,747,545)	33,535	351,994

Effect of exchange rate differences on cash and cash equivalents	22,293	56,763	(70,539)

Cash and cash equivalents at end of year	€508,117	€2,233,368	€2,143,071	20

	December 31,
	2022	2021	2020	Notes

	(Euro, in thousands)
Current financial investments	€3,585,945	€2,469,809	€3,026,278	19
Cash and cash equivalents	508,117	2,233,368	2,135,187	20
Cash and cash equivalents classified as assets held for sale	—	—	7,884	27
Current financial investments and cash and cash equivalents	€4,094,062	€4,703,177	€5,169,349

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

We are a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our research and development (R&D) capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to commercialized programs in immunology, oncology and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is on the market in Europe and Japan.

We devote substantially all of our resources to our drug discovery efforts from target discovery through clinical development and to our commercialization efforts for filgotinib in Europe.

The components of the operating result presented in the financial statements include the following companies: Galapagos NV, Galapagos Biopharma Belgium BV, Galapagos Real Estate Belgium BV (Mechelen, Belgium); Galapagos SASU (Romainville, France); Galapagos B.V., Galapagos Biopharma Netherlands B.V., Galapagos Real Estate Netherlands B.V. and CellPoint B.V. (CellPoint) (Oegstgeest, the Netherlands); Galapagos, Inc. and its subsidiaries Xenometrix, Inc. and AboundBio, Inc. (AboundBio) (United States); Galapagos GmbH (Basel, Switzerland); Galapagos Biotech Ltd (Cambridge, UK), Galapagos Biopharma Germany GmbH (München, Germany), Galapagos Biopharma Spain S.L.U. (Madrid, Spain); Galapagos Biopharma Italy S.r.l. (Milan, Italy); Galapagos Biopharma Sweden AB (Stockholm, Sweden), Galapagos Biopharma Norway AS (Oslo, Norway), Galapagos Biopharma Finland Oy (Helsinki, Finland), Galapagos Biopharma Denmark ApS (Copenhagen, Denmark), Galapagos Biopharma Austria GmbH (Vienna, Austria) and Galapagos Biopharma Ireland Ltd ( Dublin, Ireland).

Our continuing operations had 1,338 employees as at December 31, 2022 (as compared to 1,309 employees as at December 31, 2021 and 1,304 employees as at December 31, 2020) mainly working in our operating facilities in Mechelen (the Belgian headquarters), the Netherlands, France, Switzerland, Germany, Italy, Spain and the United Kingdom.

We previously had two reportable segments, R&D and fee-for-services business. On January 4, 2021, we sold our fee-for-service business Fidelta d.o.o. (Fidelta) to Selvita S.A. (Selvita) for a total consideration of €37.1 million. Fidelta had 185 employees on December 31, 2020 working in the operating facilities in Croatia. We classified the assets and the associated liabilities of Fidelta as held for sale in our financial statements for the year ended December 31, 2020. We have reported the fee-for-service segment as discontinued operations and we are currently operating as a single operating segment.

Impact of COVID-19 on the financial statements

To date, we have experienced limited impact on our financial performance, financial position, cash flows and significant judgements and estimates.

Conflict in Ukraine

To date, we have experienced very limited impact of the armed conflict between Russia and Ukraine. However, we keep on monitoring the impact of the situation.

2. Summary of significant transactions

GILEAD COLLABORATION AGREEMENT

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

Subsequent Warrant B is still subject to approval by an Extraordinary Meeting of Shareholders and is therefore still presented as warrant issuance liability in our deferred income (we refer to note 25 for more information). The value allocated to the subsequent Warrant B reflects the fair value of the underlying liability on December 31, 2020, December 31, 2021 and December 31, 2022. On December 31, 2022 the value of subsequent Warrant B further decreased to €0.7 million, driven by the decrease of our share price and of the implied volatility in 2022.

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

Since October 22, 2019, Gilead has had two representatives on the Board of Directors of Galapagos (Daniel O’Day and Linda Higgins).

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

In September 2021 we agreed together with Gilead to also take over the sponsorship of and operational and financial responsibility for the ongoing DIVERSITY clinical study, evaluating filgotinib in CD, and its long-term extension study. The DIVERSITY clinical study was transferred and from April 1, 2022, we were solely responsible for all development costs for the DIVERSITY clinical study.

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

Revised filgotinib collaboration

Under the revised agreement of December 2020, we assume all development, manufacturing, commercialization and certain other rights for filgotinib in Europe, providing the opportunity to build a commercial presence on an accelerated timeline. The transfer is subject to applicable local legal, regulatory and consultation requirements. All activities have been transferred as of December 31, 2022. Beginning on January 1, 2021, we bear the future development costs for certain studies (defined as “Group A activities”), in lieu of the equal cost split contemplated by the previous agreement. These studies initially included the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The DIVERSITY study has been added to the “Group A activities” in September 2021. The existing 50/50 global development cost sharing arrangement will continue for the following studies (defined as “Group B activities”): SELECTION and its long-term extension study (LTE) in UC, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn’s disease, pediatric studies and their LTEs in RA, UC and Crohn’s disease, and support for investigator sponsored trials in IBD. All commercial economics on filgotinib in Europe were transferred to us as of January 1, 2022, subject to payment of tiered royalties of 8% to 15% of net sales in Europe to Gilead, starting in 2024. In connection with the amendments to the existing arrangement for the commercialization and development of filgotinib, Gilead paid us €160 million, which is split between a €110 million payment received in 2021 and a €50 million payment received in 2022 and is subject to certain adjustments for higher than budgeted development costs. In July 2022, Gilead made a one-time payment of $15 million to us in consideration for assuming responsibility for the DIVERSITY clinical study. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. In 2022 we also received from Gilead $20 million of milestone payment for the regulatory approval of filgotinib in UC in Japan.Other terms of the original license agreement remain in effect, including the remaining $275 million in development and regulatory milestones, sales-based milestone payments of up to $600 million and tiered royalties ranging from 20% – 30% payable in territories outside Europe (whereas before it was applicable for all countries outside of Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom).

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

In addition, the extraordinary general meeting of shareholders of October 22, 2019 approved the issuance of Warrant A and initial Warrant B allowing Gilead to further increase its ownership of Galapagos to up to 29.9% of the company’s issued and outstanding shares. The initial Warrant B has a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) €140.59. Subsequent Warrant B is still subject to approval by an extraordinary general meeting of shareholders. This Extraordinary General Meeting of Shareholders shall take place between 57 and 59 months after the closing of the subscription agreement (August 23, 2019) and this warrant will have substantially similar terms, including as to exercise price, to the initial Warrant B. The agreement also includes a 10-year standstill restricting Gilead’s ability to propose a business combination with or acquisition of Galapagos or increase its stake in Galapagos beyond 29.9% of the company’s issued and outstanding shares, subject to limited exceptions. On November 6, 2019 Gilead exercised Warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares. Gilead’s ownership amounted to 25.38% at December 31, 2022.

BUSINESS COMBINATIONS

On June 21, 2022 we acquired, in an all-cash transaction, 100% of the shares and voting interests of CellPoint. On the same date we acquired all of the outstanding capital and voting interests of AboundBio. We refer to note 12 Goodwill and impairment of goodwill and note 26 Business combinations during the period, for more information.

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

NEW STANDARDS AND INTERPRETATIONS APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2022

New standards and interpretations applicable for the annual period beginning on January 1, 2022 did not have a material impact on our consolidated financial statements.

STANDARDS AND INTERPRETATIONS PUBLISHED, BUT NOT YET APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2022

A number of new standards are effective for annual periods beginning on or after January 1, 2023 with earlier adoption permitted. However we have not early adopted new or amended standards in preparing our consolidated financial statements. We are currently still assessing the impact of these new accounting standards and amendments that are not yet effective but we expect no standard to have a material impact on our financial statements in the period of initial application.

The following amendments are effective for the period beginning 1 January 2023:

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);
●	Definition of Accounting Estimates (Amendments to IAS 8);
●	Deferred Tax Related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12); and
●	IFRS 17 Insurance Contracts and Amendments to IFRS 17.

The following amendments are effective for the period beginning 1 January 2024:

●Liability in a Sale and Leaseback (Amendment to IFRS 16);
●Classification of liabilities as current or non-current (Amendment to IAS 1); and
●Non-current liabilities with covenants (Amendment to IAS 1).

CONSOLIDATED REPORTING

The consolidated financial statements comprise the financial statements of Galapagos NV and entities controlled by Galapagos NV (subsidiaries). Control is achieved where Galapagos NV has the power to direct the relevant activities of another entity so as to obtain benefits from its activities. The results of subsidiaries are included in the statement of operations and statement of comprehensive income from the effective date of acquisition up to the date when control ceases to exist. Where necessary, adjustments are made to the financial statements of subsidiaries to ensure consistency with our accounting policies. All intra-group transactions, balances, income and expenses are eliminated when preparing the consolidated financial statements.

BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method. In the statement of financial position, the acquiree’s identifiable assets, liabilities and contingent liabilities are initially recognized at their fair value at the acquisition date. The results of acquired operations are included in our consolidated statement of operations from the date on which control is obtained. Any contingent consideration to be transferred by us will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in profit or loss. The excess of the fair value of the total purchase consideration transferred over the fair value of the acquired assets and assumed liabilities is recognized as goodwill. The valuations in support of fair value determinations are based on information available at the acquisition date. Acquisition related costs are expensed as incurred.

Contingent amounts payable or paid by us to former shareholders of acquired companies, who continue to be employed by us, but which would be automatically forfeited (or become repayable) upon termination of employment before a specific date, are classified as remuneration for post-combination services on the appropriate line in our consolidated statement of operations. These cash-settled contingent amounts are recognized in accordance with IAS 19 and are recorded in the statement of financial position on the lines “other (non-) current assets” and “other non-current/trade and other liabilities” depending on the timing of the payment by us.

GOODWILL

Goodwill is initially measured as the excess of the total purchase consideration transferred and the fair value of the acquired assets and assumed liabilities. Subsequently, goodwill is stated at cost less impairments and tested for impairment at least annually at the level of the cash generating unit to which it was allocated. Any impairment costs are recorded in our consolidated statement of operations on the line “Other operating income/expenses”.

INTANGIBLE ASSETS OTHER THAN GOODWILL

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

(ii)	Licences, rights and in-process research and development

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

Exclusivity contracts and technology acquired through business combinations are valued independently as part of the fair value of the businesses acquired and are amortized over their estimated useful lives. The estimated useful life is based on the lower of the contract life or the economic useful life.

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

INVENTORIES

Inventories consist of raw materials, semi-finished products and finished products. These inventories are initially recognized at cost, and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase, conversion costs and transportation costs, and is determined using the FIFO-method.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized in our statement of financial position when we become a party to the contractual provisions of the instrument. We do not actively use currency derivatives to hedge planned future cash flows, nor do we make use of forward foreign exchange contracts, outside of the Gilead transaction, fully settled at December 31, 2019. Additionally, we do not have financial debts at December 31, 2022.

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

Current financial investments measured at amortized cost

Current financial investments measured at amortized cost include treasury bills that have a maturity equal to or less than 12 months. We apply settlement date accounting for the recognition and de-recognition of current financial investments measured at amortized cost. Current financial investments measured at amortized cost also include short-term deposits with maturities exceeding three months from the acquisition date.

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

Financial liabilities mainly comprise trade and other liabilities and contingent consideration liabilities.

Trade and other liabilities are comprised of liabilities that are due less than one year from the balance sheet date and are in general not interest bearing and settled on an ongoing basis during the financial year. They also include accrued expenses related to our research and development project costs.

We derecognize a financial liability when its contractual obligations are discharged, cancelled or expire.

Contingent consideration liabilities

Any contingent consideration to be transferred by us in relation to businesses acquired are linked to milestone payments and are initially recognized at fair value as a financial liability. They are adjusted for the probability of their likelihood of payment and are appropriately discounted to reflect the impact of time.

Changes in the fair value of these contingent consideration liabilities in subsequent periods are recognized in our consolidated statement of operations on the line “other operating income/expense”. The effect of unwinding the discount over time is recognized on the line “other financial expenses”.

(iii) Financial instruments: derivative assets/liabilities

Financial assets and financial liabilities are recognized on our statement of financial position when we become a party to the contractual provisions of the instrument.

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

REVENUE RECOGNITION

Revenues to date have consisted principally of collaboration revenues, which consist of milestones, license fees, non-refundable upfront fees and royalties received in connection with collaboration and license agreements. Starting in 2021 we also have commercial revenues from the sales of Jyseleca, which are reported as “Product net sales” in our consolidated income statement. We also generated revenue from our fee-for-service activities, which is reported as discontinued operations per December 31,2020 and per December 31,2021. The revenue recognition policies can be summarized as follows:

We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for agreements that we determine are within the scope of IFRS 15, we perform the following five steps:

COLLABORATION REVENUES

(i) identify the contract

In our agreements with customers we are mainly transferring licenses on our IP and in some cases this is combined with access rights and/or providing research and development services and/or cost sharing mechanisms. In some cases our collaborations also include an equity subscription component. If this is the case, we analyze if the criteria to combine contracts, as set out by IFRS 15, are met.

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

In case of revenue recognition over time, we use an input model that considers estimates of the percentage of total research and development costs that are completed each period compared to the total estimated costs (percentage of completion method) to measure the progress of the satisfaction of the underlying performance obligation (which is the applied method for the filgotinib performance obligation). In other cases, depending on specific circumstances, we recognize revenue on a straight-line basis over the estimated term of the performance obligation (which is the applied method for the performance obligation related to our drug discovery platform).

PRODUCT NET SALES

Revenue on the sale of Jyseleca is recorded as “Product net sales” in our consolidated statement of operations.

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

d/ Management bonus plan

The members of the Executive Committee, together with other senior managers are eligible to receive a bonus based on achievement of personal and corporate objectives. This bonus is paid in cash.

SHARE-BASED PAYMENTS

a/ Equity-settled share based payments

We grant equity-settled incentives to certain employees, members of the Executive Committee and consultants in the form of subscription rights. Equity-settled subscription rights are measured at fair value at the date of acceptance. The fair value determined at the acceptance date of the subscription rights is expensed over time until the end of the vesting period, based on our estimate of subscription right warrants that are expected to be exercised. Fair value is measured by use of the Black & Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

b/ Long-term incentive plans in RSUs (Restricted Stock Units)

Executive Committee members and other employees are granted RSUs. An RSU is a grant that takes the form of a promise that employees will receive Galapagos stock in the future and it will be payable, at the company’s discretion in cash or in shares, upon completion of a certain vesting period. Each RSU reflects the value of one Galapagos share.

The RSUs are measured based on the average share price over the 30-calendar day period preceding the measurement date. We recognize the corresponding expense and liability over the vesting period. The fair value of the liability is re-measured at each reporting date because currently it is management’s intention to settle the RSUs in cash.

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

(ii) Property, plant and equipment and intangible assets other than goodwill

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

(iii) Goodwill

As goodwill is considered to have an indefinite life, it is tested for impairment annually, and whenever there is an indication that it may be impaired, by comparing its carrying amount with its recoverable amount. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Impairment losses on goodwill are not reversed.

NET INCOME / LOSS PER SHARE

Basic net income/loss per share is computed based on the weighted average number of shares outstanding during the period. Diluted net income per share is computed based on the weighted average number of shares outstanding including the dilutive effect of warrants, if any.

SEGMENT REPORTING

We currently have one operating and reportable segment. Prior to the disposal of our fee-for-service business Fidelta in 2021 our reportable segments were R&D and fee-for-service business. Fidelta is reported as discontinued operations for the years ended December 31, 2020 and at December 31, 2021.

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

Key sources of estimation uncertainty

The following are the key sources of estimation uncertainty that have the most significant effect on the amounts recognized in our consolidated financial statements for the year ended December 31, 2022.

Costs to complete the filgotinib performance obligation

The denominator used in the calculation of the percentage of completion reflects our best estimate of the total costs to complete the filgotinib performance obligation (which is composed of the actual costs already incurred at reporting date and our best estimate of the remaining costs to complete the performance obligation). As our estimate of the costs is depending on the evolution of the development activities, it may be subject to change in the future. If the outcome of certain activities would be different from the assumptions that we made, it could lead to a material adjustment to the total estimated costs, resulting in a reallocation of revenue between current and future periods. Revenue recognized for upfront payments and milestone payments in 2022 amounted to €174.4 million. Our total deferred income balance related to this filgotinib performance obligation amounts to €456.4 million on December 31, 2022. At reporting date, had our best estimate of the remaining cost to complete the filgotinib performance obligation been increased by 5%, this would have resulted in a decrease in revenue recognition in 2022 of €15.4 million and a corresponding increase in current and non-current deferred income. Had our best estimate of the remaining cost to complete the filgotinib performance obligation been decreased by 5%, this would have resulted in an increase in revenue recognition in 2022 of €16.0 million and a corresponding decrease in current and non-current deferred income.

Goodwill impairment

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash-generating unit to which the goodwill has been allocated. The calculation of this recoverable amount includes forecasts of future cash flows of the cash-generating unit (highly dependent upon the probability of success linked to the progress of our clinical programs) and an appropriate discount rate is required to calculate present values, a process which involves estimates. These estimates are constantly monitored and an impairment test will be executed as soon as there is an impairment indicator and at least annually. The carrying value of goodwill at December 31, 2022 is €69.8 million.

Contingent consideration

The contingent consideration included in the consideration payable for the acquisition of CellPoint was recorded at fair value at the date of acquisition. These fair values were mainly based on our best estimate of probabilities of reaching the underlying milestones and by applying an appropriate discount rate. The fair values are reviewed at each reporting date and any changes are reflected in our consolidated statement of operations. We refer to the specific note on contingent consideration for more details.

5. Segment information

We currently operate as a single operating segment. Prior to the disposal of Fidelta in 2021 we had two reportable segments: R&D and fee-for-service business. Operating segments are identified as components of an entity about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. The chief operating decision maker made such decisions and assessed performance at the company level, as one segment.

GEOGRAPHICAL INFORMATION

In 2020, 2021 and 2022, our continuing operations were mainly located in Belgium, France, the Netherlands, Germany, Italy, Spain, Switzerland and United Kingdom. The revenues from our collaboration partner Gilead represented 82% of our total net revenues in 2022 (97% in 2021, 99% in 2020).

In 2022 we reported €87.6 million of product net sales for Jyseleca in Europe (€14.8 million in 2021), of which €7.3 million realized in Belgium (€1.7 million in 2021).

Following table summarizes the collaboration revenues by destination of customer:

	Year ended December 31,
	2022	2021	2020

	(Euro, in thousands)
United States of America	€414,129	€467,978	€472,445
Europe	3,552	2,114	5,605
Total collaboration revenues	€417,681	€470,093	€478,051

Following table summarizes the collaboration revenues by major customers:

	Year ended December 31,
	2022		2021		2020
	(Euro in thousands)%		(Euro, in thousands)%		(Euro in thousands)%
Gilead:
United States of America	€414,129	100%	€467,978	100%	€472,445	99%
Europe	1,452	0%	2,071	0%	1,460	0%
AbbVie:
Europe	—	0%	—	0%	(52)	0%
Novartis:
Europe	56	0%	—	0%	4,125	1%
Total revenues from major customers	€415,637	100%	€470,049	100%	€477,978	100%

As of December 31, 2022, we held €370.4 million of non-current assets (€197.6 million in 2021; €170.9 million in 2020) distributed as follows:

	December 31,
	2022	2021	2020

	(Euro, in thousands)
Belgium	€72,087	€98,295	€113,524
France	20,397	21,051	18,398
The Netherlands	255,461	66,621	28,210
Switzerland	4,962	7,181	7,668
Spain	3,037	3,029	2,755
United States of America	12,729	136	372
Other	1,747	1,302	16
Total non-current assets	€370,420	€197,615	€170,943

As the net assets associated with Fidelta d.o.o. (Croatia) will be recovered principally through a sale transaction rather than through continuing use, we have classified these assets and the associated liabilities as held for sale in our financial statements for the year ended December 31, 2020.

6. Total revenues

PRODUCT NET SALES

We reported net sales of Jyseleca for the year ended December 31, 2022 amounting to €87.6 million, compared to €14.8 million for the year ended December 31, 2021. Our counterparties for the sales of Jyseleca during 2022 were mainly hospitals and wholesalers located across Europe. Net sales exclusively consisted of sales of Jyseleca. Cost of sales related to Jyseleca net sales for the year ended December 31, 2022 amounted to €12.1 million, compared to €1.6 million for the year ended December 31, 2021.

COLLABORATION REVENUES

The following table summarizes details of collaboration revenues for the years ended December 31, 2022, 2021 and 2020 by collaboration and by category of revenue: upfront payments and license fees, milestone payments, reimbursement income, and royalties.

	Over time	Point in time	2022	2021	2020
			(Euro, in	(Euro, in	(Euro, in
			thousands)	thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€370,078	€433,884	€411,417
Gilead collaboration agreement for filgotinib	Ö		139,655	203,301	181,816
Gilead collaboration agreement for drug discovery platform	Ö		230,423	230,582	229,601

Milestone payments			36,777	32,408	46,261
Gilead collaboration agreement for filgotinib	Ö		34,777	32,408	46,261
Sobi distribution agreement for Jyseleca		Ö	2,000	-	-

Reimbursement income			56	-	4,073
Novartis collaboration agreement for MOR106	Ö		56	-	4,125
AbbVie collaboration agreement for CF	Ö		-	-	(52)

Royalties			10,770	3,801	16,300
Gilead royalties on Jyseleca		Ö	10,726	3,757	16,227
Other royalties		Ö	44	43	72
Total collaboration revenues			€417,681	€470,093	€478,051

The below table summarizes the transaction price of our collaboration with Gilead.

	December 31, 2020	Other movements in 2021	Filgotinib amendment (September 6, 2021)	December 31, 2021	Other movements in 2022	December 31, 2022

Allocation of transaction price
Upfront consideration	€4,005,373		€12,643	€4,018,016		€4,018,016
Milestones achieved	194,363			194,363	€18,238	212,601
Royalties	16,227	€3,757		19,984	10,726	30,710
Impact initial valuation of share subscription	124,604			124,604		124,604
	4,340,567	3,757	12,643	4,356,967	28,964	4,385,931
Less :
Warrants issuance liabilities
Warrant A	(43,311)			(43,311)		(43,311)
Initial warrant B	(2,545)			(2,545)		(2,545)
Subsequent warrant B	(7,859)	5,417		(2,442)	1,714	(728)
	4,286,852	9,174	12,643	4,308,669	30,678	4,339,347
Allocation to performance obligations
Ziritaxestat	666,967			666,967		666,967
Filgotinib (1)	1,326,814	3,757	€12,643	1,343,214	28,964	1,372,178
Drug discovery platform (10 years)	€2,293,072	€5,417		€2,298,489	€1,714	€2,300,203

(1) With regard to the additional consideration received as a result of the Option, License and Collaboration agreement (July 14, 2019) allocated to the filgotinib performance obligation, we assumed the existence of a significant financing component estimated to €44.5 million as of December 31, 2019 reflecting the time value of money on the estimated recognition period. This financing component was reassessed to €55.3 million as of December 31, 2020, to €57.3 million on December 31, 2021 and to €58.7 million on December 31, 2022.

In 2022, we received $20.0 million (€18.2 million) of milestone payment for the regulatory approval of filgotinib in UC in Japan and we recognized €10.7 million of royalties from Gilead.

A summary of our main contracts with customers and distribution/commercialization partners is given below:

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

We concluded as follows:

Determination of the total transaction price

●We assessed that the contract modifications of December 15, 2020 and of September 6, 2021 only change the scope of the filgotinib performance obligation and the changes in both fixed and variable consideration are reflective of the updated stand-alone selling price for the remaining activities of this performance obligation. As a result of these modifications, there were increases in the transaction prices of €160.0 million and $15 million, respectively, which have been allocated in their entirety to the filgotinib performance obligation.

Financing component

●Management has considered it is appropriate to adjust the part of the transaction price that was allocated to the filgotinib performance obligation, for the time value of money. The additional consideration as a result of the contract modification of December 15, 2020 has also been adjusted for the time value of money.

Filgotinib amendment

●There is one single performance obligation under IFRS 15: the transfer of a license combined with performance of R&D activities. This is because we considered that the license is not distinct in the context of the contract.
●The transaction price is currently composed of a fixed part, being non-refundable upfront and license fees and a variable part, being milestone payments, sales based milestones and sales based royalties, and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement to the extent that it is highly probable that a significant reversal of revenue will not occur. Milestone payments received from Gilead are recognized in revenue over time till the end of the development plan. Sales based milestones and sales based royalties are also part of the arrangement and are recognized as revenues at a point in time at the moment they occur. During 2020, 2021 and 2022 we reported respectively €16.2 million, €3.8 million and €10.7 million of revenues from royalties from Gilead.
●Revenues, excluding sales based milestones and sales based royalties, are recognized over time through satisfaction of the performance obligation. The "cost-to-cost" input model is applied to measure the progress of the satisfaction of this performance obligation. The estimated costs to complete the performance obligation have been reassessed as a result of the contract modifications from 2020 and 2021.

Access rights to the drug discovery platform, option rights and R&D activities

●The revenue allocated to the drug discovery platform will be recognized over time as Gilead receives exclusive access to our drug discovery platform and option rights on our current and future pipeline as well as R&D activities during the collaboration term. Management concluded that an equal spread over the collaboration period is the most reliable and appropriate recognition method.
●At inception of the collaboration (July 2019) we assessed the appropriate period over which to recognize the drug discovery platform revenue to be 10 years. This is because we granted exclusive rights over a 10-year period. However, if at the end of the 10-year period, some programs in existence as of this time would have reached the clinic (i.e. IND filed with regulatory authorities), the rights for those specific programs may be extended, for a maximum of three years. This critical estimate is reassessed at each year-end based on the evolution of our pipeline and is still valid per December 31, 2022.

Collaboration with Sobi

In October 2021, we signed an agreement with Sobi regarding the distribution of Jyseleca. Sobi will distribute the medicine in Central and Eastern Europe, Greece, Portugal, and the Baltic countries.

7.      Operating costs and other operating income

RESEARCH AND DEVELOPMENT EXPENDITURE

The following table summarizes research and development expenditure for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,
	2022	2021	2020

	(Euro, in thousands)
Personnel costs	€(190,085)	€(165,239)	€(161,509)
Subcontracting	(214,906)	(251,085)	(301,841)
Disposables and lab fees and premises costs	(21,356)	(24,025)	(22,349)
Depreciation	(54,462)	(17,518)	(11,707)
Professional fees	(15,167)	(15,862)	(12,692)
Other operating expenses	(19,107)	(17,978)	(13,570)
Total R&D expenses	€(515,083)	€(491,707)	€(523,667)

The table below summarizes our research and development expenditure for the years ended December 31, 2022, 2021 and 2020, broken down by program.

	Year ended December 31,
	2022	2021	2020

	(Euro, in thousands)
Filgotinib program	€(245,286)	€(171,204)	€(126,879)
Ziritaxestat program	(1,096)	(26,725)	(55,902)
SIKi program	(47,727)	(91,957)	(87,107)
TYK2 program on GLPG3667	(24,467)	(27,141)	(20,199)
CAR-T programs in oncology	(29,999)	—	—
Other programs	(166,507)	(174,680)	(233,580)
Total R&D expenses	€(515,083)	€(491,707)	€(523,667)

SALES AND MARKETING EXPENSES

The following table summarizes the sales and marketing expenses for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,
	2022	2021	2020

	(Euro, in thousands)
Personnel costs	€(71,878)	€(59,102)	€(31,727)
Depreciation	(2,473)	(504)	(140)
External outsourcing costs	(54,057)	(62,321)	(31,885)
Sales and marketing expenses recharged to Gilead	31	59,699	4,711
Professional fees	(4,222)	(532)	(3,420)
Other operating expenses	(14,956)	(7,196)	(4,007)
Total sales and marketing expenses	€(147,555)	€(69,956)	€(66,468)

GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the general and administrative expenses for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,
	2022	2021	2020

	(Euro, in thousands)
Personnel costs	€(85,034)	€(71,190)	€(70,110)
Depreciation and impairment	(8,631)	(16,621)	(5,147)
Legal and professional fees	(24,368)	(26,072)	(25,592)
Other operating expenses	(26,898)	(27,016)	(17,908)
Total general and administrative expenses	€(144,931)	€(140,899)	€(118,757)

OTHER OPERATING INCOME

The following table summarizes other operating income for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,
	2022	2021	2020

	(Euro, in thousands)
Grant income	€1,873	€7,334	€5,452
R&D incentives	38,527	44,888	45,951
Other income	6,448	1,526	804
Total other operating income	€46,848	€53,749	€52,207

8. Staff costs

The following table illustrates the personnel costs for the years 2022, 2021 and 2020.

	Year ended December 31,
	2022	2021	2020

	(Euro, in thousands)
Wages and salaries	€(197,013)	€(175,167)	€(139,681)
Social security costs	(32,543)	(29,934)	(26,471)
Pension costs	(10,881)	(8,467)	(7,337)
Costs related to subscription right plans	(88,493)	(70,726)	(79,959)
Other personnel costs	(18,067)	(11,237)	(9,897)
Total personnel costs	€(346,997)	€(295,531)	€(263,345)

9. Financial result

The following table summarizes the financial result, consisting of fair value adjustments and net currency exchange differences, other financial income and other financial expenses for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,
	2022	2021	2020

	(Euro, in thousands)
Fair value adjustments and net currency exchange differences:
Net currency exchange gain/loss (-)	€44,359	€56,492	€(105,718)
Fair value re-measurement of warrants	186	2,960	3,034
Fair value gain/loss (-) on financial assets held at fair value through profit or loss	—	(4,919)	2,397
Fair value gain/loss (-) on current financial investments	6,929	6,763	(15,901)
Total fair value adjustments and net currency exchange differences	51,473	61,296	(116,188)

Other financial income:
Interest on bank deposit	18,110	2,865	10,030
Discounting effect of non-current R&D incentives receivables	93	93	93
Other finance income	376	100	1,450
Total other financial income	18,578	3,058	11,573

Other financial expenses:
Interest expenses	(6,967)	(11,656)	(9,389)
Discounting effect of non-current deferred income	(7,672)	(9,289)	(16,278)
Discounting effect of other non-current liabilities	(2,271)	—	—
Loss upon sale of financial assets held at fair value through profit or loss	—	—	(88)
Other finance charges	(769)	(812)	(773)
Total other financial expense	(17,679)	(21,757)	(26,528)

Total net other financial expense (-)/ income	€52,372	€42,598	€(131,143)

10. Income taxes

INCOME TAXES

The following table summarizes the income tax recognized in profit or loss for the years ended December 31, 2020, 2021 and 2020.

	Year ended December 31,
	2022	2021	2020

	(Euro, in thousands)
Continuing operations
Current tax	€(4,071)	€(2,020)	€(1,069)
Deferred tax	1,227	(404)	(157)
Income taxes	€(2,844)	€(2,423)	€(1,226)

TAX LIABILITIES

The below table illustrates the tax liabilities related captions in the consolidated statement of financial positionas at December 31, 2022, 2021 and 2020.

	December 31,
	2022	2021	2020

	(Euro, in thousands)
Current tax payable	€1,022	€1,782	€1,248
Total tax liabilities	€1,022	€1,782	€1,248

On December 31, 2022, the tax liabilities were primarily related to our subsidiaries operating on a cost plus basis.

TAXES RECOGNIZED IN STATEMENT OF OPERATIONS

For the purpose of the disclosure below corporation tax was calculated at 25% (2021 and 2020: 25%)—which is the tax rate applied in Belgium—on the estimated assessable profit for the year. The applied tax rate for other territorial jurisdictions was the tax rate that is applicable in these respective territorial jurisdictions on the estimated taxable result of the accounting year.

	Year ended December 31,
	2022	2021	2020

	(Euro, in thousands)

Loss before tax	€(215,147)	€(122,999)	€(309,775)
Income tax debit/credit (-), calculated using the Belgian statutory tax rate on the accounting income/loss (-) before tax (theoretical)	(53,787)	(30,750)	(77,444)
Tax expenses in statement of operations (effective)	2,844	2,423	1,226
Difference in tax expense/income to explain	€56,631	€33,173	€78,670

Effect of tax rates in other jurisdictions	€(337)	€(582)	€184
Effect of non-taxable revenues	(7,642)	(9,413)	(10,196)
Effect of share based payment expenses without tax impact	22,127	17,682	19,990
Effect of expenses/income (-) not subject to tax	(146)	(907)	(639)
Effect of non tax-deductible expenses	3,224	3,812	1,053
Effect of recognition of previously non-recognized deferred tax assets	(1,677)	(1,411)	(475)
Effect of tax losses (utilized) reversed	—	(404)	(150)
Effect of under or over provision in prior periods	1,101	(840)	(25)
Effect of non-recognition of deferred tax assets	38,104	25,613	69,141
Effect of derecognition of previously recognized deferred tax assets	1,877	135	157
Effect of use of investment deduction	—	(512)	(370)
Total explanations	€56,631	€33,173	€78,670

Non-taxable revenues for the years ended December 31, 2022, 2021 and 2020 related to non-taxable subsidies and tax credits.

11. Income/loss (-) per share

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

Income/loss (-) per share

	Year ended December 31,
	2022	2021	2020
Loss per share:
Net loss attributable to owners of the parent (Euro, in thousands)	€(217,991)	€(103,231)	€(305,436)
Number of shares (thousands)
Weighted average number of shares for the purpose of basic income/loss (-) per share	65,699	65,500	65,075
Basic loss per share (Euros)	€(3.32)	€(1.58)	€(4.69)

Net loss attributable to owners of the parent (Euro, in thousands)	€(217,991)	€(103,231)	€(305,436)
Number of shares (thousands)
Weighted average number of shares for the purpose of diluted income/loss (-) per share	65,699	65,500	65,075
Number of dilutive potential ordinary shares	—	—	—
Diluted loss per share (Euros)	€(3.32)	€(1.58)	€(4.69)

As our operations reported a net loss in 2022, in 2021 and 2020, the outstanding warrants (specified in note 31) have an anti-dilutive effect rather than a dilutive effect. Consequently, basic and diluted loss per share were the same for 2022, 2021 and 2020.

12. Goodwill and impairment of goodwill

The following table illustrates the goodwill at December 31, 2022:

Cost	(Euro, in thousands)
On January 1, 2022	€—
Recognized on acquisition of subsidiaries	69,893
Exchange differences on goodwill	(80)
On December 31, 2022	€69,813

The goodwill resulting from both the acquisition of CellPoint (€62.4 million) and AboundBio (€7.4 million) was allocated to the same cash-generating unit, “oncology”. The intangible assets acquired as a result of both business combinations were also allocated to this cash-generating unit, together with some other (in)tangible assets related to the “oncology” cash-generating unit. The valuation method of the recoverable amount of this cash-generating unit is based on the fair value less costs of disposal.

The valuation technique that was applied to determine the fair value less costs of disposal of the cash-generating unit is a discounted cash flow method (“DCF”) with projected cash flows that cover a period of 13 years. The period considered exceeds five years because the main sales are expected for the period beyond 2027.The key assumptions used in this valuation (level 3 in the fair value hierarchy) of the recoverable amount of the underlying cash-generating unit were:

●	Probability of success of our clinical programs that is based on benchmarks in combination with management estimate
●	Terminal growth rate of -50% reflecting the anticipated sales evolution beyond 2035
●	Discount rate of 12.5%
●	Future revenue and investment assumptions are based on management estimates of the overall cell therapy market

No impairment was identified per December 31, 2022.

Reference is made to note 26 “Business combinations during the period” for a detailed description of both business combinations.

13. Intangible assets other than goodwill

	Software & databases	Licenses, rights, technology and in-process R&D	Contract costs	Total

	(Euro, in thousands)
Acquisition value
On January 1, 2020	€14,541	5,172	15,384	35,099
Additions	9,494	39,299		48,793
Sales and disposals	(17)			(17)
Reclassifications to assets held for sale	(159)	(38)		(197)
Translation differences	(143)	(1)		(144)
On December 31, 2020	23,717	44,432	15,384	83,534
Additions	2,423	1,250		3,673
Sales and disposals	(1,643)	(5,753)		(7,396)
Translation differences	57			57
On December 31, 2021	24,554	€39,929	€15,384	€79,868
Impact of acquisitions of businesses		124,570		124,570
Additions	1,126	8,423		9,549
Sales and disposals	(913)	(36,298)		(37,211)
Translation differences		(36)		(36)
On December 31, 2022	€24,767	€136,588	€15,384	€176,740

Amortization and impairment
On January 1, 2020	€8,034	1,626	512	10,173
Amortization	2,303	2,289	1,538	6,130
Sales and disposals	(17)			(17)
Reclassifications to assets held for sale	(143)	(33)		(176)
Translation differences	(142)			(142)
On December 31, 2020	10,034	3,883	2,050	15,968
Amortization	3,529	2,053	1,538	7,120
Impairment		4,016		4,016
Sales and disposals	(1,643)	(5,753)		(7,396)
Translation differences	57			57
On December 31, 2021	11,977	€4,199	€3,588	€19,765
Amortization	3,967	6,666	1,538	12,171
Impairment		35,666		35,666
Sales and disposals	(913)	(36,298)		(37,211)
Translation differences		(4)		(4)
On December 31, 2022	€15,031	€10,229	€5,126	€30,387

Carrying amount
On December 31, 2020	€13,683	€40,549	€13,334	€67,565
On December 31, 2021	€12,577	€35,730	€11,796	€60,103
On December 31, 2022	€9,736	€126,359	€10,258	€146,354

Impact of acquisition of businessess in 2022 refers to the acquisition of CellPoint and AboundBio. We refer to note 26 ‘Business combinations during the period’.

In 2022 we recorded an impairment of €26.7 million on previously capitalized upfront fees related to our collaboration with Molecure on the dual chitinase inhibitor OATD-01 (GLPG4716) in fibrosis, and impairments of €8.9 million on intangible assets related to other discontinued projects.

On December 31, 2022, our statement of financial position did not hold any internally generated assets capitalized as intangible asset.

14. Property, plant and equipment

FULLY OWNED	Land, buildings & leasehold improvements	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total

	(Euro, in thousands)
Acquisition value
On January 1 , 2020	€5,284	44,655	4,028	17,856	71,823
Additions	885	3,737	1,824	32,218	38,664
Sales and disposals	(51)	(1,096)	(81)		(1,228)
Reclassifications	10,625	(623)	2,084	(12,086)	—
Reclassifications to assets held for sale	(2)	(8,938)	(484)	(686)	(10,110)
Translation differences	(2)	(127)	(19)	(30)	(178)
On December 31, 2020	16,739	37,607	7,352	37,273	98,972
Additions	1,924	4,453	434	46,028	52,839
Sales and disposals		(1,001)	(1,177)	(9,316)	(11,494)
Reclassifications	7,273	5,210	1,175	(13,658)	—
Translation differences	195	1	45	(3)	238
On December 31, 2021	26,131	€46,270	€7,829	€60,324	€140,555
Impact of acquisitions of businesses	29	2,117	108		2,254
Additions	914	5,688	3,438	19,296	29,336
Sales and disposals	(2,846)	(600)	(1,344)		(4,790)
Reclassifications	64,286	3,580	167	(68,033)	—
Translation differences	205	(15)	43		233
On December 31, 2022	€88,719	€57,040	€10,241	€11,587	€167,588

Depreciations and impairment
On January 1 , 2020	€3,080	25,885	2,119	31	31,117
Depreciation	654	3,587	1,418	7	5,666
Sales and disposals	(51)	(1,058)	(77)		(1,186)
Reclassifications	46	(1,675)	1,629		—
Reclassifications to assets held for sale		(4,327)	(448)	(39)	(4,814)
Translation differences	(1)	(61)	(13)		(75)
On December 31, 2020	3,728	22,350	4,628	—	30,708
Depreciation	1,749	3,398	1,113		6,260
Impairment				9,316	9,316
Sales and disposals		(1,000)	(1,178)	(9,316)	(11,494)
Translation differences	28	1	18		47
On December 31, 2021	5,505	€24,749	€4,582	€—	€34,837
Depreciation	4,433	4,336	1,265		10,034
Sales and disposals	(2,173)	(574)	(1,328)		(4,075)
Translation differences	49	(1)	18		66
On December 31, 2022	€7,814	€28,510	€4,537	€—	€40,862

Carrying amount
On December 31, 2020	€13,011	€15,257	€2,724	€37,273	€68,264
On December 31, 2021	€20,626	€21,521	€3,247	€60,324	€105,718
On December 31, 2022	€80,905	€28,530	€5,704	€11,587	€126,726

The other tangible assets primarily consist of assets under construction, which are not yet available for use and therefore not yet depreciated as per December 31, 2022.

During 2022, the construction of our new building in Oegstgeest (the Netherlands) was completed which explains the reclassification from “other tangible assets” to “land, building and building improvements” for €64.3 million.

In 2021 we recorded an exceptional impairment of €9.3 million on the other tangible fixed assets following our decision to reassess the construction project of our new future headquarter location in Mechelen (Belgium).

RIGHT-OF-USE	Land & building	Installation & machinery	Furniture, fixtures & vehicles	Total

	(Euro, in thousands)
Acquisition value

On January 1, 2020	€27,364	554	3,307	31,225
Additions	18,341	186	2,932	21,459
Sales and disposals		(6)	(161)	(167)
Reclassifications to assets held for sale	(5,940)		(263)	(6,202)
Translation differences	(88)		(3)	(90)
On December 31, 2020	39,678	734	5,812	46,225
Additions	1,722	110	5,092	6,924
Sales and disposals	(4,160)	(251)	(722)	(5,133)
Translation differences	221		2	223
On December 31, 2021	37,461	€593	€10,184	€48,239
Additions	703		3,603	4,306
Sales and disposals	(3,554)	(156)	(1,274)	(4,984)
Translation differences	224		(8)	216
On December 31, 2022	€34,834	€437	€12,505	€47,777

Depreciations and impairment

On January 1, 2020	€4,670	342	867	5,879
Depreciation	5,350	128	1,405	6,883
Sales and disposals		(6)	(161)	(167)
Reclassifications to assets held for sale	(1,334)		(115)	(1,448)
Translation differences	(36)		(1)	(36)
On December 31, 2020	8,651	464	1,995	11,111
Depreciation	5,466	161	2,296	7,923
Sales and disposals	(1,696)	(251)	(722)	(2,669)
Translation differences	79			79
On December 31, 2021	12,500	€374	€3,569	€16,444
Depreciation	4,421	134	3,141	7,696
Sales and disposals	(2,602)	(156)	(1,235)	(3,993)
Translation differences	105		(2)	103
On December 31, 2022	€14,424	€352	€5,473	€20,250

Carrying amount

On December 31, 2020	€31,027	€270	€3,817	€35,113
On December 31, 2021	€24,961	€219	€6,615	€31,794
On December 31, 2022	€20,410	€85	€7,032	€27,526

		December 31,
		2022	2021	2020
		(Euro, in thousands)
Carrying amount
Property, plant and equipment fully owned		€126,726	€105,718	€68,264
Right-of-use		27,526	31,794	35,113
Total property, plant and equipment		€154,252	€137,512	€103,378

There are no pledged items of property, plant and equipment. There are also no restrictions in use on any items of property, plant and equipment.

15. Other non-current assets

Other non-current assets consisted of non-current restricted cash, financial assets held at fair value through profit or loss and other non-current assets.

	December 31,
	2022	2021	2020

	(Euro, in thousands)
Non-current restricted cash	€4,569	€1,425	€1,482
Financial assets held at fair value through profit or loss	—	—	8,951
Other non-current assets	1,209	1,048	910
Total other non-current assets	€5,778	€2,473	€11,343

Restricted cash on December 31, 2022 was composed of bank guarantees on real estate lease obligations for €1.8 million, as well as bid and performance bonds of €2.5 million and bank guarantees on import duties of €0.3 million.

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

Fair value changes on financial assets with fair value through profit or loss are recognized directly in profit or loss, in fair value adjustments and net exchange differences, as part of the financial result.

The table below illustrates these financial assets held at fair value through profit or loss as at December 31, 2022, 2021 and 2020.

	December 31,
	2022	2021	2020

	(Euro, in thousands)
Costs at January 1,	€1,994	€3,910	€4,736
Acquisitions of the year	12	12	1,994
Disposals of the year	—	(1,928)	(2,820)
Costs at December 31,	2,006	1,994	3,910
Fair value adjustment at January 1,	(1,994)	5,042	6,539
Cancellation of fair value adjustment following disposal	—	(2,116)	(3,894)
Fair value adjustment of the year	(12)	(4,920)	2,397
Fair value adjustment at December 31,	(2,006)	(1,994)	5,042
Net book value at December 31,	€—	€—	€8,951

16. Research and Development incentives receivables

The table below illustrates the R&D incentives receivables related captions in the balance sheet at December 31, 2022, 2021 and 2020:

	December 31,
	2022	2021	2020

	(Euro, in thousands)
Non-current R&D incentives receivables	€119,941	€127,186	€111,624
Current R&D incentives receivables	26,126	16,827	24,104
Total R&D incentives receivables	€146,067	€144,013	€135,728

The R&D incentives receivables are future expected refunds or tax deductions resulting from R&D incentives on research and development expenses in France and Belgium. Non-current R&D incentives receivables are reported at their net present value and are therefore discounted over the period until maturity date.

The table below provides detailed information on the maturity of the non-current R&D incentives receivables reported in our statement of financial position at December 31, 2022.

Non-current R&D incentives receivables

	December 31, 2022 Maturity date
	2024	2025	2026	2027	2028-2032	Total

	(Euro, in thousands)

French non-current R&D incentives receivables - discounted value	€11,713	11,495	11,207	—	—	€34,415

Belgian non-current R&D incentives receivables - discounted value	16,805	18,604	19,443	13,908	16,767	85,526

Total non-current R&D incentives receivables - discounted value	€28,518	€30,099	30,650	13,908	16,767	€119,941

17. Inventories

	December 31,
	2022	2021	2020

	(Euro, in thousands)
Raw materials	€39,071	€14,351
Semi-finished products	5,791	1,376
Finished products	8,063	4,842	€36
Total inventories	€52,925	€20,569	€36

18. Trade and other receivables and other current assets

	December 31,
	2022	2021	2020

	(Euro, in thousands)
Non-current trade receivables	—	—	€50,000
Trade receivables	€28,194	€91,786	134,632
Prepayments	488	202	219
Other receivables	11,747	19,349	13,568
Trade and other receivables	40,429	111,337	148,418
Consumables inventory	—	—	319
Accrued income	11,277	639	1,096
Deferred charges	12,029	9,306	10,502
Other current assets	23,307	9,945	11,917
Total trade and other receivables & other current assets	€63,735	€121,282	€210,335

The carrying amount of trade and other receivables approximates their fair value. Other current assets mainly included accrued interest income and deferred charges.

On December 31, 2022, we did not have any provision for expected credit losses.

19. Current financial investments

	December 31,
	2022	2021	2020

	(Euro, in thousands)
Money market funds	€1,292,514	€1,317,460	€1,571,858
Treasury bills	749,835	877,349	1,454,420
Term deposits	1,543,596	275,000	—
Total current financial investments	€3,585,945	€2,469,809	€3,026,278

Term deposits refer to non-cancellable term deposits with a maturity exceeding three months from the acquisition date. Our portfolio of treasury bills contains only AAA rated paper, issued by Germany. Our money market funds portfolio consists of AAA short-term money market funds with a diversified and highly rated underlying portfolio managed by established fund management companies with a proven track record leading to an insignificant risk of changes in value. The funds have an important daily liquidity and can be easily converted to cash.

On December 31, 2022, our current financial investments included $809.6 million held in USD, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/USD exchange rate as our functional currency is EUR. This effect is embedded in the net exchange differences (for echange differences on term deposits) and the fair value result of current financial investments (for exchange differences on money market funds) recognized in our consolidated statement of operations. We refer to note 9 for more details about the exchange gains/losses recognized in our consolidated statement of operations.

We refer to note 34 for more information on these current financial investments and to note 9 for more details about the fair value re-meaurements and currency exchange gains or losses in our consolidated statement of operations.

20. Cash and cash equivalents

	December 31,
	2022	2021	2020

	(Euro, in thousands)
Cash at banks	€458,117	€1,225,860	€1,239,993
Term deposits	50,000	1,007,508	895,194
Cash and cash equivalents from continuing operations	508,117	2,233,368	2,135,187
Cash and cash equivalents included in assets classified as held for sale	—	—	7,884
Total cash and cash equivalents	€508,117	€2,233,368	€2,143,071

Cash and cash equivalents may comprise cash at banks, bank deposits and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents at December 31, 2022 comprised €50.0 million of term deposits which all had an original maturity longer than three months, but are readily convertible to cash without a significant penalty. All cash and cash equivalents are available upon maximum three month notice period and without significant penalty. Cash at banks were mainly composed of notice accounts and current accounts. Our credit risk is mitigated by selecting a panel of highly rated financial institutions for our deposits.

On December 31, 2022 our cash and cash equivalents included $97.3 million held in U.S.dollars, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S.dollar exchange rate as our functional currency is EUR. We refer to note 9 for more details about the exchange gains/losses recognized in our consolidated statement of operations.

21. Share capital

	2022	2021	2020

	(Euro, in thousands)
On January 1	€292,075	€291,312	€287,282
Share capital increase	1,530	763	4,031
Costs of capital increase	—	—	—
Share capital on December 31,	€293,604	€292,075	€291,312

Aggregate share capital	€356,112	€354,582	€353,819
Costs of capital increase (accumulated)	(62,507)	(62,507)	(62,507)
Share capital on December 31,	€293,604	€292,075	€291,312

Costs of capital increases are netted against the proceeds of capital increases, in accordance with IAS 32—Financial instruments: disclosure and presentation.

HISTORY OF SHARE CAPITAL

The history of the share capital of Galapagos NV between January 1, 2020 and December 31, 2022 is as follows:

Date	Share capital increase due to exercise subscription rights (in thousands €)	Number of shares issued (in thousands of shares)	Aggregate number of shares after transaction (in thousands of shares)	Aggregate share capital after transaction (in thousands €)
January 1, 2020			64,667	349,789
March 17, 2020	824	152
May 28, 2020	2,356	436
September 19, 2020	467	86
December 4, 2020	384	71
December 31, 2020			65,412	353,819
March 19, 2021	540	100
June 7, 2021	59	11
September 20, 2021	41	8
December 3, 2021	123	23
December 31, 2021			65,553	€354,582
March 18, 2022	517	96
June 20, 2022	434	80
September 27, 2022	579	107
December 31, 2022			65,836	€356,112

On December 31, 2022, Galapagos NV’s share capital amounted to €356,112 thousand, represented by 65,835,511 shares. All shares were issued, fully paid up and of the same class.

All of the share issuances listed above were for cash consideration.

The below table summarizes the capital increases for the years 2020, 2021 and 2022.

(Euro, in thousands, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price subscription right	Closing share price on date of capital increase
					( in Euro/ subscription right)	( in Euro/ share)
On January 1, 2020	64,666,802	287,282	2,703,583	2,990,865

March 17, 2020 : exercise of subscription rights	152,220	824	4,531	5,355	35.18	141.40

May 28, 2020 : exercise of subscription rights	435,540	2,356	15,558	17,914	41.13	186.60

September 18, 2020 : exercise of subscription rights	86,280	467	1,936	2,403	27.85	117.70

December 4, 2020 : exercise of subscription rights	70,925	384	2,232	2,616	36.88	100.30

On December 31, 2020	65,411,767	291,312	2,727,840	3,019,153

March 19, 2021 : exercise of subscription rights	99,814	540	1,718	2,258	22.62	68.48

June 7, 2021 : exercise of subscription rights	10,940	59	266	325	29.73	61.78

September 20, 2021 : exercise of subscription rights	7,600	41	111	152	19.97	46.93

December 3, 2021 : exercise of subscription rights	22,600	123	456	579	25.61	41.72

On December 31, 2021	65,552,721	€292,075	€2,730,391	€3,022,467

March 18, 2022 : exercise of subscription rights	95,500	517	1,643	2,160	22.61	57.38

June 20, 2022 : exercise of subscription rights	80,290	434	1,025	1,460	18.18	53.52

September 27, 2022 : exercise of subscription rights	107,000	579	2,497	3,076	28.75	44.49

On December 31, 2022	65,835,511	€293,604	€2,735,557	€3,029,162

Other information

	Ordinary shares	Total
Par value of shares (€)	5.41	5.41

The Board of Directors is authorized for a period of five years starting from the date of publication in the Annexes to the Belgian State Gazette of the Shareholders’ Resolution that granted the renewed authorization, to increase the share capital of Galapagos NV within the framework of the authorized capital through contributions in kind or in cash, with limitation or cancellation of the shareholders’ preferential subscription rights. Said authorization can be renewed. The authorized capital of Galapagos NV consists of two parts:

◾	A general authorization for capital increases up to 20% of the share capital at the time of convening the Shareholders’ Meeting of October 22, 2019 (i.e. €67,022,402.04) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. November 13, 2019. This general authorization will expire on November 12, 2024.
◾	A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening the Shareholders' Meeting of April 25, 2017 (i.e. €82,561,764.93), was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. May 31, 2017. This specific part of the authorized capital can, however, only be used in a number of specific circumstances and upon a resolution of the Board of Directors that all independent members of the Board of Directors (within the meaning of article 7:87 of the Belgian Companies Code) approve. The Board of Directors is currently not authorized to increase the share capital after notification by the FSMA (Financial Services and Markets Authority) of a public takeover bid on Galapagos NV’s shares.The specific authorization expired on May 30, 2022.

As of December 31, 2022, an amount of €24,889,284.17 still remained available under the general part of the authorized capital.

22. Deferred tax

	December 31,
	2022	2021	2020

	(Euro, in thousands)
Recognized deferred tax assets and liabilities
Assets	€1,363	€4,032	€4,475
Liabilities	€20,148	€—	€—

Deferred tax assets unrecognized	€460,102	€408,892	€365,639

Deferred taxes in the consolidated statement of operations	€1,227	€(404)	€(157)
Tax benefit arising from previously unrecognized tax assets used to reduce deferred tax expense (+)	1,677	1,411	581
Deferred tax benefit/expenses (-) relating to temporary differences	1,899	(629)	(44)
Deferred tax expenses relating to use of previously recognized deferred tax assets	(2,348)	(1,185)	(695)

The following table shows the movements in deferred tax assets and deferred tax liabilities:

	Total	Intangible assets other than goodwill	Retirement benefit liabilities	Tax loss carryforward	Other
	(Euro, in thousands)

On December 31, 2019	€4,205		€535	€3,670

Credited/charged (-) to profit or loss	(157)		(65)	(220)	€127
Credited to other comprehensive income	973		973
Classified to held for sale	(543)			(543)
Exchange differences	(3)		(3)

On December 31, 2020	4,475		1,440	2,907	127

Credited/charged (-) to profit or loss	(404)		(623)	226	(7)
Charged to other comprehensive income	(74)		(74)
Exchange differences	35		33		2

On December 31, 2021	4,032	€-	776	3,133	122

Impact of acquisition of businesses	(23,265)	(23,265)
Credited/charged (-) to profit or loss	1,227	2,842	17	(1,797)	165
Reclassification	—	275		(275)
Charged to other comprehensive income	(795)		(795)
Exchange differences	17		22		(6)

On December 31, 2022	€(18,785)	€(20,148)	€19	€1,061	€281

The total amount of tax attributes and deductible temporary differences at December 31, 2022 amounted to €1,882.5 million (2021: €1,653.7 million, 2020: €1,485.8 million). This is composed of i) consolidated tax losses carried forward and deductible temporary differences at December 31, 2022 amounting to €1,516.6 million (2021: €1,343.2 million; 2020: €1,229.3 million), and (ii) innovation income deduction, dividend received deduction and investment deduction carried forward at December 31, 2022 amounting to €365.9 million (2021: €310.5 million; 2020: €256.5 million).

The available tax losses carried forward that can be offset against possible future taxable profits amounted to €883.6 million on December 31,2022 and can be carried forward for an indefinite period except for an amount of €2.7 million in the United States with expiry date between 2028 and 2034. On December 31, 2022, the available tax losses carried forward in Galapagos NV (Belgium) amounted to €769.9 million. In addition to the latter, Galapagos NV (Belgium) also benefits from the Belgian innovation income deduction regime which led to report, on December 31, 2022, a carried forward tax deduction of €346.2 million (2021: €301.3 million; 2020: €247.2 million) that can also be offset against possible future taxable results. In addition, Galapagos NV (Belgium) also has available investment deduction carried forward of €1 million (2021 and 2020: €1 million) and a dividend received deduction carryforward of €18.7 million (2021: €8.2 million, 2020: €8.4 million) that can be offset against possible future taxable profits. There is no limit in time for the innovation income deduction, the dividend received deduction carryforward and investment deduction carried forward.

With the exception of 2019, we have a history of losses. We forecast to continue incurring taxable losses in the foreseeable future as we continue to invest in clinical and preclinical development programs and discovery platforms. Consequently, no deferred tax asset was recognized as at December 31, 2022, except for one subsidiary in 2022 and several subsidiaries in 2021 and 2020 operating on a cost plus basis for which deferred tax assets were recognized for €1.1 million (2021: €4.0 million and 2020: €4.5 million).

Net deferred tax liabilities were initially calculated based on the fair value of the intangible assets identified from the acquisition of CellPoint and AboundBio, adjusted by considering the related recognizable deferred tax assets. We refer to note 26 for more information on the purchase price allocation of the business combinations.

23. Lease liabilities

	December 31,			December 31,
	2022	2021	2020	2022	2021	2020

	(Euro, in thousands)			(Euro, in thousands)
	Lease payments			Present value of lease payments
Lease liabilities

Within one year	€7,507	€7,557	€6,772	€7,209	€7,204	€6,401
In the second to fifth years inclusive	14,401	18,873	20,399	14,100	18,381	19,833
After five years	609	1,291	3,214	592	1,274	3,201
	€22,517	€27,720	€30,385	€21,901	€26,859	€29,436

Less future finance charges	616	861	949
Present value of lease liabilities	€21,901	€26,859	€29,436

Less amount due for settlement within 12 months				7,209	7,204	6,401
Amount due for settlement after 12 months				€14,692	€19,655	€23,035

24. Trade and other liabilities and other non-current liabilities

	December 31,
	2022	2021	2020

	(Euro, in thousands)
Trade and other liabilities	€133,298	€134,304	€171,316
Current contingent consideration related to milestones CellPoint	8,485	—	—
Current deferred consideration payable CellPoint	6,222	—	—
Current financial instruments	19	204	3,164
Accrued charges	651	3,114	1,070
Total trade and other liabilities	€148,675	€137,622	€175,550

Non-current contingent consideration related to milestones CellPoint	€13,582	€—	€—
Other non-current liabilities	8,226	7,135	8,096
Total other non-current liabilities	€21,808	€7,135	€8,096

The increase in both trade and other liabilities and other non-current liabilities can be largely explained by contingent and deferred considerations payable related to the acquisition of CellPoint, recorded in 2022.

The contingent consideration arrangement relating to the acquisition of CellPoint requires us to pay the former owners of CellPoint additional considerations up to €100.0 million. This amount is due when certain sequential development (€20.0 million), regulatory (€30.0 million) and sales-based (€50.0 million) milestones would be achieved. Total fair value at acquisition date of these milestones amounted to €20.2 million.

The fair value measurement is based on significant inputs that are not observable in the market, which are classified as Level 3 inputs. Key assumptions in the valuation at December 31, 2022 include a discount rate of 12.5%, an appropriate probability of success of reaching these milestones and expected timing of these milestones. A change in probabilities of success by 5 percentage points would result in a change of €3.1 million in the total contingent consideration liability on December 31, 2022.

As per December 31, 2022 no change was made to the key assumptions. The only impact that was recognized compared to the date of acquisition is the discounting effect. This is recognized on the line “other financial expenses”.

Of the total contingent consideration liability at December 31, 2022, €8.5 million is expected to be paid within one year and therefore presented on the line “trade and other liabilities” in our statement of financial position. The long-term portion, amounting to €13.6 million, is presented on the line “other non-current liabilities”.

25. Deferred income

The movement in the non-current and current deferred income is detailed in the table below.

	Total	Gilead collaboration agreement for filgotinib	Gilead collaboration agreement for drug discovery platform (1)	Deferred income related to contracts in our fee-for-service segment	Other deferred income
	(Euro, in thousands)

On December 31, 2019	€3,000,646	€780,261	€2,220,013	€362	€10

Upfront received	160,000	160,000
Milestones received	90,192	90,192
Significant financing component (2)	16,278	16,278

Revenue recognition of upfront	(411,417)	(181,816)	(229,601)
Revenue recognition of milestones	(46,261)	(46,261)

Other movements	(305)			(362)	57

On December 31, 2020	2,809,133	818,654	1,990,412	—	67

Upfront received	12,643	12,643
Significant financing component (2)	9,289	9,289

Revenue recognition of upfront	(433,884)	(203,301)	(230,582)
Revenue recognition of milestones	(32,408)	(32,408)

Other movements	(67)				(67)

On December 31, 2021	2,364,701	604,875	1,759,828	—	—

Milestones received	18,238	18,238
Significant financing component (2)	7,672	7,672

Revenue recognition of upfront	(370,078)	(139,655)	(230,423)
Revenue recognition of milestones	(34,777)	(34,777)

Other movements	3,474				3,474

On December 31, 2022	€1,989,230	€456,352	€1,529,405	€—	€3,474
(1)	The upfront received and the outstanding balance on December 31, 2022 and December 31, 2021 comprise the issuance liabilities for the warrants and the upfront payment allocated to the drug discovery platform.
(2)	With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a sigificant financing component reflecting the time value of money on the estimated recognition period

The outstanding deferred income balance at December 31, 2022 included €456.4 million related to the collaboration agreement with Gilead for filgotinib (€322.9 million classified as long term deferred income), and €1,529.4 million, including €0.7 million warrant issuance liability related to subsequent warrant B, related to the collaboration agreement with Gilead for the drug discovery platform (€1,299.4 million classified as long term deferred income) and €3.5 million other deferred income (€1.2 million classified as long term deferred income).

The outstanding deferred income balance at December 31, 2021 included €604.9 million deferred income related to the collaboration agreement with Gilead for filgotinib (€414.8 million classified as long term deferred income), €1,759.8 million, including €2.4 million warrant issuance liability related to subsequent warrant B, related to the collaboration agreement with Gilead for the drug discovery platform (€1,530.0 million classified as long term deferred income). We refer to note 6 for a detail of the allocation of the transaction price received from Gilead.

26. Business combinations during the period.

On June 21, 2022 we acquired, in an all-cash transaction, 100% of the shares and voting interests of CellPoint for a total agreed payment at completion of €125 million, including consideration for other liabilities associated with the transaction amounting to €10.3 million. Additional contingent consideration up to €100.0 million is due when certain milestones would be achieved.

On the same date we acquired all of the outstanding capital of AboundBio, for a total agreed price of $14 million, including consideration for other liabilities associated with the transaction.

The main reason for these acquisitions is to position ourselves in next-generation cancer therapy market and to significantly broaden our portfolio and capabilities. As a result of these acquisitions, we gain access to an innovative, scalable, decentralized and automated point-of-care cell therapy supply model as well as a next-generation fully human antibody-based therapeutics platform. Combined and supported by us as a fully integrated biopharma, they have the potential to disrupt the CAR-T treatment paradigm. The goal is to expand the current market for CAR-T therapies and have an important impact on patients in need of additional and improved treatment options.

At the time of approval for issuance of these consolidated financial statements, our initial accounting for the business combinations, including the purchase price allocation, has been completed.

Details of the fair value of identifiable assets and liabilities acquired in both transactions, the purchase consideration, the goodwill at the acquisition date and the net cash outflow arising on acquisition are as follows:

	June 21, 2022

	(Euro, in thousands)
	CellPoint			AboundBio			Total
	Book value	Adjustment	Fair value	Book value	Adjustment	Fair value
Intangible assets other than goodwill		€120,517	€120,517		€4,053	€4,053
Property, plant and equipment	€1,289		1,289	€965		965
Other non-current assets	81		81	4		4
Trade and other receivables	162		162	—		—
Cash and cash equivalents	3,179		3,179	4,279		4,279
Other current assets	1,254		1,254	536		536
Deferred tax liabilities	—	(22,368)	(22,368)	—	(907)	(907)
Trade and other liabilities	(32,789)		(32,789)	(587)		(587)
Current deferred income	—		—	(474)		(474)
Net assets acquired	(26,824)	98,149	71,325	4,723	3,146	7,869

Consideration paid in cash			107,750			14,976
Fair value re-measurement of previously held equity investment			—			342
Deferred consideration			5,808			—
Fair value of contingent consideration			20,211			—
Fair value of total consideration			133,769			15,318

Goodwill			62,444			7,449
Exchange differences on goodwill			—			(80)
Goodwill in the balance sheet			€62,444			€7,369	€69,813

Net cash outflow arising on acquisition

Consideration paid in cash			107,750			14,976
Less: cash and cash equivalents balances acquired			(3,179)			(4,279)

Cash out from acquisition of subsidiaries, net of cash acquired	€104,571	10,698	€115,270

Cash used in operating activities for other liabilities related to the acquisition of subsidiaries	€28,164		€28,164

As part of the acquisitions, we identified the following acquired intangible assets:

●	IPR&D: in-process research and development related to two CD19 CAR-T product candidates in Phase 1/2a clinical studies. The fair value at acquisition date (€28.2 million) was based on the relief from royalty method.
●	Exclusive rights: through the acquisition of Cellpoint we acquired on the one hand a collaboration agreement between Cellpoint and Lonza providing the exclusive right to use the automated Lonza Cocoon® Platform in the development and commercialization of CAR-T cell products, and secondly, a collaboration agreement between Cellpoint and Hypertrust providing exclusivity to use the jointly developed XCellit software for workflow management and monitoring for the manufacturing of the CAR-T cells using the Lonza Cocoons® Platform. The fair values at acquisition date amounted to €89.7 million and €2.6 million respectively. A with and without method was retained to value the exclusivity with Lonza and the XCellit software was valued based on the applicable royalty rate in the contract.
●	Technology: through the acquisition of AboundBio, we acquired a fully human antibody-based therapeutics platform which was valued at €4.1 million at the time of acquisition.

We assessed that the carrying value of all other acquired assets and assumed liabilities approximate their fair value at acquisition date.

The goodwill arising from both transactions totaling €69.8 million is attributable to buyer specific synergies, the value of the assembled workforce and the accounting for net deferred tax liabilities for a total amount of €23.3 million, consisting of deferred tax liabilities on the acquired intangible assets of €32.3 million less recognized deferred tax assets of €9.0 million.

The acquisition costs related to both transactions were considered not to be material and were recognized in our consolidated statement of operations on the line "general & administrative expenses”.

Since the acquisition date, there has not been a material contribution by both acquired companies to total revenues and total result, nor were there major expenses prior to the acquisition period, except for expenses directly related to the acquisitions.

27. Discontinued operations

On November 23, 2020 we signed a share purchase agreement with Selvita S.A. in relation to the disposal of Fidelta d.o.o. (our previous fee-for-service segment). We have classified the assets and the associated liabilities of Fidelta as held for sale in our financial statements for the year ended December 31, 2020.

The transaction was completed on January 4, 2021 for a total consideration of €37.1 million. Fidelta will continue performing drug discovery services for us for the next three years for which we have purchase commitments for an aggregate amount of €12.2 million on December 31, 2022.

DISPOSAL OF FIDELTA

Consideration received

(Euro, in thousands)
Cash received	€37,080
Total cash received	€37,080

Analysis of assets and liabilities over which control was lost

January 4, 2021
(Euro, in thousands)
Intangible assets	€21
Property, plant and equipment	10,050
Other non-current assets	160
Trade and other receivables	4,428
Cash and cash equivalents	7,884
Other current assets	863
Total assets	23,406

Non-current lease liabilities	4,115
Other non-current liabilities	70
Trade and other liabilities	4,479
Current lease liabilities	727
Income tax payable	356
Total liabilities	9,747

Net assets disposed of	€13,658

Gain on disposal of Fidelta

(Euro, in thousands)
Cash received	€37,080
Net assets disposed of	(13,658)
Effect of cumulative translation adjustment reclassified from equity on loss of control	(731)
Costs associated to the sale	(500)
Gain on disposal	€22,191

Net cash proceeds from the disposal of Fidelta

(Euro, in thousands)
Cash received	€37,080
Less: cash and cash equivalents balances disposed of	(7,884)
Total consideration received, net of cash disposed of	29,196
Costs associated to the sale	(500)
Cash in from disposal of Fidelta, net of cash disposed of	€28,696

RESULT FROM DISCONTINUED OPERATIONS

	Year ended December 31,
	2021	2020

	(Euro, in thousands, except share and per share data)

Fee-for-service revenues	€—	€16,140
Total revenues	—	16,140

Gain on disposal of subsidiaries	22,191	—

Research and development expenses	—	(7,685)
Sales and marketing expenses	—	—
General and administrative expenses	—	(2,000)
Other income	—	—

Operating income	22,191	6,455

Other financial income	—	179
Other financial expenses	—	(176)

Income before tax	22,191	6,458

Income taxes	—	(893)

Net income	€22,191	€5,565

Basic income per share from discontinued operations	€0.34	€0.09
Diluted income per share from discontinued operations	€0.34	€0.08
Weighted average number of shares (in thousands of shares)	65,500	65,075
Weighted average number of shares - Diluted (in thousands of shares)	65,831	67,572

CASH FLOW FROM DISCONTINUED OPERATIONS

	2022	2021	2020

	(Euro, in thousands)
Net cash flows generated from operating activities	€—	€—	€7,173
Net cash flows generated from/used in (-) investing activities	—	28,696	(2,284)
Net cash flows used in financing activities	—	—	(664)
Net cash flow from discontinued operations	€—	€28,696	€4,225

28. Note to the cash flow statement

The following table details the adjustments related to the operating cash flow:

	December 31,
	2022	2021	2020

	(Euro, in thousands)
Adjustment for non-cash transactions
Depreciation and impairment	€65,566	€34,636	€18,682
Share-based compensation expenses	88,506	70,726	79,959
Increase/decrease (-) in retirement benefit obligations and provisions	136	(2,347)	(260)
Unrealized exchange losses/gains (-) and non-cash other financial result	(41,970)	(57,073)	105,055
Discounting effect of non-current deferred income	7,672	9,289	16,278
Discounting effect of other non-current liabilities	2,271	—	—
Fair value re-measurement of warrants	(186)	(2,960)	(3,034)
Net change in (fair) value of current financial investments	(6,929)	(119)	15,900
Fair value adjustment financial assets held at fair value through profit or loss	—	4,919	(2,396)
Other non-cash expenses	2,229	648	539
Total adjustment for non-cash transactions	€117,296	€57,718	€230,723

Adjustment for items to disclose separately under operating cash flow
Interest expense	€6,967	€11,656	€9,424
Interest income	(14,344)	(2,853)	(7,476)
Tax expense	2,844	2,423	2,119
Total adjustment for items to disclose separately under operating cash flow	€(4,533)	€11,227	€4,067

Adjustment for items to disclose under investing and financing cash flows
Gain on disposal of subsidiaries	€—	€(22,191)	€—
Gain (-)/loss on sale of fixed assets	(23)	—	82
Realized exchange gain on sale of current financial investments	—	(6,645)	—
Interest income on current financial investments	(3,766)	(12)	(2,554)
Total adjustment for items to disclose separately under investing and financing cash flow	€(3,789)	€(28,847)	€(2,472)

Change in working capital other than deferred income
Increase in inventories	€(34,588)	€(21,168)	€(100)
Increase (-)/ decrease in receivables	68,984	79,859	(177,155)
Increase/decrease (-) in liabilities	(2,083)	(35,353)	31,163
Total change in working capital other than deferred income	€32,313	€23,337	€(146,092)

29. Off-balance sheet arrangements

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

On December 31, 2022, we had outstanding obligations for future purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

			(Euro, in thousands)

Purchase commitments	€398,627	€240,237	€136,560	€20,797	€1,032

In addition to the tables above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib. The contractual cost sharing commitment amounted to €281.6 million at December 31, 2022 (€369.9 million at December 31, 2021 and €493.4 million at December 31, 2020), for which we have purchase commitments of €217.3 million at December 31, 2022 reflected in the above table (€169.6 million at December 31, 2021, €18.1 million at December 31, 2020).

30. Contingent assets and liabilities

On January 4, 2021, we closed the sale of our Croatian subsidiary Fidelta. Selvita acquired 100% of the outstanding shares in Fidelta for a total consideration of €37.1 million. In accordance with common practice, we gave customary representations and warranties which are capped and limited in time.

31. Share based payments

SUBSCRIPTION RIGHT PLANS

Presented below is a summary of subscription right activities for the reported periods. Various subscription right plans were approved for the benefit of our employees, and for members of the Executive Committee and of the Board of Directors and independent consultants of Galapagos NV.

The subscription rights offered to members of the Board of Directors vest over a period of 36 months at a rate of 1/36th per month. Effective January 1, 2020, we no longer grant subscription rights to members of the Board of Directors, taking into account the stricter rules of the Belgian Companies Code.

Subscription rights approved before 2021 cannot be exercised before the end of the third calendar year following the year of the grant. In the event of a change of control over Galapagos NV, all outstanding subscription rights vest immediately and will be immediately exercisable.

Subscription rights under Subscription Right Plan 2021 BE cannot be exercised before the end of the third calendar year following the year of the grant. Subscription rights under Subscription Right Plan 2021 RMV and Subscription Right Plan 2021 ROW vest in instalments: with 25% of each grant being exercisable as of January 1, 2022, 25% as of January 1, 2023 and 50% (the remainder) as of January 1, 2024.

“Subscription Right Plan 2022 (A)” and “Subscription Right Plan 2022 (B)” were approved by the Board of Directors (formerly known as Supervisory Board) on respectively January 13, 2022 and January 26, 2022, within the framework of the authorized capital. Subscription rights granted under Subscription Right Plan 2022 (B), being 30,000 subscription rights (after the acceptance by the beneficiary), will in principle not vest prior to January 1, 2026; subscription rights granted under Subscription Right Plan 2022 (A), being 1,000,000 subscription rights (after acceptance by the beneficiary) vest in instalments: with 25% of each grant being exercisable as of January 1, 2023, 25% as of January 1, 2024 and 50% (the remainder) as of January 1, 2025.

On May 6, 2022 the Board of Directors approved “Subscription Right Plan 2022 BE”, “Subscription Right Plan 2022 RMV” and “Subscription Right Plan 2022 ROW”, for a total of 2,091,239 subscription rights (after acceptance by the beneficiaries), within the framework of the authorized capital. Subscription rights granted under Subscription Right

Plan 2022 BE will in principle not vest prior to January 1, 2026 and subscription rights granted under Subscription Right Plan 2022 RMV and Subscription Right Plan 2022 ROW vest in instalments: with 25% of each grant being exercisable as of January 1, 2024, 25% as of January 1, 2025 and 50% (the remainder) as of January 1, 2026.

The table below sets forth a summary of subscription rights outstanding and exercisable at December 31, 2022, per subscription right plan:

				Outstanding					Outstanding	Exercisable
				per	Granted	Exercised	Forfeited	Expired	per	per
	Allocation	Expiry	Exercise	January 1,	during	during	during	during	December 31,	December 31,
Subscription right plan	date	date	price (€)	2022	year	year	year	year	2022	2022
2014	07/25/2014	07/24/2022	14.54	127,540		(127,540)			—	—
2015	04/30/2015	04/29/2023	28.75	199,223		(136,000)			63,223	63,223
2015 (B)	12/22/2015	12/21/2023	49.00	256,500		(15,000)			241,500	241,500
2015 RMV	12/22/2015	12/21/2023	49.00	35,000					35,000	35,000
2016	06-01-2016	05/31/2024	46.10	330,750		(4,250)	(1,000)		325,500	325,500
2016 RMV	06-01-2016	05/31/2024	46.10	69,000					69,000	69,000
2016 (B)	01/20/2017	01/19/2025	62.50	10,000					10,000	10,000
2017	05/17/2017	05/16/2025	80.57	595,500			(5,500)		590,000	590,000
2017 RMV	05/17/2017	05/16/2025	80.57	127,500					127,500	127,500
2018	04/19/2018	04/18/2026	79.88	1,005,995			(31,000)		974,995	974,995
2018 RMV	04/19/2018	04/18/2026	79.88	137,500					137,500	137,500
2019	04-10-2019	04-09-2027	95.11	1,300,840			(83,850)		1,216,990
2019 RMV	04-10-2019	04-09-2027	95.11	190,500			(4,500)		186,000
2020	04/17/2020	04/16/2028	168.42	1,617,928			(159,684)		1,458,244
2020RMV	04/17/2020	04/16/2028	168.42	227,475			(18,400)		209,075
2021BE	04/30/2021	04/29/2029	64.76	1,084,036			(42,888)		1,041,148
2021RMV	04/30/2021	04/29/2029	64.76	282,550			(24,850)		257,700
2021ROW	04/30/2021	04/29/2029	64.76	982,000			(198,625)		783,375
2022 (A)	01/13/2022	01-12-2030	46.18		30,000				30,000
2022 (B)	01/26/2022	01/25/2030	50.00		1,000,000				1,000,000
2022BE	05-06-2022	05-05-2030	57.46		839,400		(7,858)		831,542
2022BE	08-05-2022	08-04-2030	51.58		72,000				72,000
2022RMV	05-06-2022	05-05-2030	57.46		244,389				244,389
2022ROW	05-06-2022	05-05-2030	57.46		875,450		(1,675)		873,775
2022ROW	08-05-2022	08-04-2030	51.58		60,000		(27,600)		32,400
Total				8,579,837	3,121,239	(282,790)	(607,430)	—	10,810,856	2,574,218

		Weighted
		average
		exercise
	Subscription rights	price (Euro)
Outstanding on January 1, 2020	5,541,117	€70.1
Exercisable on December 31, 2019	1,139,682	30.2

Granted during the period	2,173,335	168.4
Forfeited during the year	(40,376)	144.8
Exercised during the period	(744,965)	38.0
Expired during the year	—	—
Outstanding on December 31, 2020	6,929,111	€104.0
Exercisable on December 31, 2020	1,168,967	37.8

Granted during the period	2,493,433	64.8
Forfeited during the year	(701,753)	118.5
Exercised during the period	(140,954)	23.5
Expired during the year	—	—
Outstanding on December 31, 2021	8,579,837	€92.7
Exercisable on December 31, 2021	1,751,013	56.6

Granted during the period	3,121,239	54.7
Forfeited during the year	(607,430)	100.0
Exercised during the period	(282,790)	23.7
Expired during the year	—	—
Outstanding on December 31, 2022	10,810,856	€83.1
Exercisable on December 31, 2022	2,574,218	70.3

The table below sets forth the inputs into the valuation of the subscription rights.

	2022 (A)	2022 (B)	2022BE	2022 RMV/ROW	2022BE/ROW
	January 13	January 26	May 6	May 6	August 6
Exercise Price (€)	€46.18	€50.00	€57.46	€57.46	€51.58
Weighted average share price at acceptance date (€)	€46.21	€56.67	€51.64	€51.64	€44.55
Weighted average fair value at the acceptance date (€)	€16.10	€24.53	€20.73	€18.92	€17.07
Weighted average estimated volatility (%)	41.80	40.80	42.59	42.65	41.75
Weighted average expected life of the subscription rights (years)	4.72	5.95	6.37	5.36	5.68
Weighted average risk free rate (%)	(0.13)	0.67	1.33	1.26	2.70
Expected dividends	None	None	None	None	None

	2021	2021 RMV/ROW	2020	2020 RMV
	April 30	April 30	April 17	April 17
Exercise Price (€)	€64.76	€64.76	€168.42	€168.42
Weighted average share price at acceptance date (€)	€61.10	€61.10	€178.95	€178.95
Weighted average fair value at the acceptance date (€)	€22.72	€20.68	€86.45	€85.79
Weighted average estimated volatility (%)	40.73	40.61	51.30	51.32
Weighted average expected life of the subscription rights (years)	6.43	5.36	6.00	6.00
Weighted average risk free rate (%)	(0.21)	(0.29)	(0.44)	(0.44)
Expected dividends	None	None	None	None

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

Our share based compensation expense in 2022 in relation to subscription right plans amounted to €88,506 thousand (2021: €70,726 thousand; 2020: €79,959 thousand).

The following table provides an overview of the outstanding subscription rights per category of subscription right holders at December 31, 2022, 2021 and 2020.

Category

	December 31,
	2022	2021	2020 (1)

	(in number of subscription rights)
Members of the Board of Directors	75,000	157,560	157,560
Members of the Executive Committee	1,864,000	1,965,000	2,101,874
Personnel	8,871,856	6,457,277	4,669,677
Total subscription rights outstanding	10,810,856	8,579,837	6,929,111

(1)	Piet Wigerinck was a member of the Executive Committee until November 30, 2021. Note that his outstanding subscription rights at December 31, 2020, were reported on the line ‘Members of the Executive Committee’ while at December 31, 2021 his outstanding subscription rights are presented on the line ‘Personnel’.

The outstanding subscription rights at the end of the accounting period have an average exercise price of €83.12 (2021: €92.69; 2020: €103.95) and a weighted average remaining expected life of 1,913 days (2021: 1,955 days; 2020: 2,050 days).

RESTRICTED STOCK UNITS RSUs

Each RSU represents the right to receive, at Galapagos’ discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date, in accordance with the terms and conditions of the relevant RSU program.

We currently have the following restricted stock unit (RSU) programs:

●	Plan 2020.I, Plan 2021.I and Plan 2022.I: these plans are intended to provide a long-term incentive to certain of our employees and members of the Executive Committee and, as of 2020, replaces the deferred portion of the bonus under the former Senior Management Bonus Scheme;
●	Plan 2019.II, Plan 2020.II, Plan 2021.II, Plan 2021.IV and Plan 2022.II: these plans are designed with the aim to retain a specific group of our key employees and members of the Executive Committee whose retention is considered so important for our future performance that an additional incentive is desired. The beneficiaries are nominated by the Remuneration Committee and the Board of Directors approves the list of beneficiaries. The four-year vesting period is designed to be aligned with long-term shareholder interests;
●	Plan 2019.I: this plan was granted at the discretion of the Board of Directors;
●	Plan 2019.III: this exceptional RSU grant took place in 2019 under an RSU Transaction Bonus Plan for the successful closing of the Gilead transaction;
●	Plan 2021.III and Plan 2022.III: these plans are intended to compensate employees who transferred from Gilead to us in the framework of the transfer of European commercialization rights for the long-term incentive plans within Gilead under which unvested RSU awards lapsed upon transfer out of the Gilead group. These employees received a one-time Restricted Stock Units grant from us.

The main characteristics of all these plans are as follows:

●	the RSUs are offered for no consideration;
●	generally four-year vesting period, with 25% vesting each year, except for some plans or some beneficiaries for which the RSUs will all vest at the same time three years after the offer date (bullet vesting); vest 50% after two years and 50% after three years or vest over three years with 34% vesting the first year and 33% in each of the remaining two years;
●	payout will be in cash or shares, at Galapagos’ discretion, it being understood that in respect of members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive;

●	any unvested RSUs are forfeited upon termination of service before the vesting date.

The table below sets forth a summary of RSUs outstanding at December 31, 2022, per RSU plan:

		Outstanding				Outstanding
		per	Granted	Forfeited	Paid in cash	per
	Offer	January 1,	during	during	during	December 31,
RSU plan	date	2022	year	year	year	2022
Plan 2019.I.	10/16/2019	28,000		—	(28,000)	—
Plan 2019.II.	10/16/2019	42,504		(9,090)	(20,483)	12,931
Plan 2019.III.	10/16/2019	30,460		—	(30,460)	—
Plan 2020.I.	06-05-2020	32,527		(7,359)	(8,058)	17,110
Plan 2020.II.	07-05-2020	41,968		(10,831)	(13,511)	17,626
Plan 2021.I.	05-05-2021	154,616		(27,146)	(34,870)	92,600
Plan 2021.II.	05-06-2021	40,620		(9,478)	(8,801)	22,341
Plan 2021.III.	06/03/2021	38,175		(9,233)	(12,683)	16,259
Plan 2021.IV.	09/24/2021	248,933		(84,865)	(62,230)	101,838
Plan 2022.I.	03-05-2022		209,118	(14,480)	—	194,638
Plan 2022.II.	5/05/2022 - 5/08/2022		249,000	—	—	249,000
Plan 2022.III.	07-06-2022		12,155	(403)	—	11,752
Total		657,803	470,273	(172,885)	(219,096)	736,095

	2022	2021	2020

	(in number of RSUs)
Outstanding on January 1,	657,803	313,596	213,147

Granted during the year	470,273	511,518	128,769
Forfeited during the year	(172,885)	(74,873)	(1,052)
Paid in cash during the year	(219,096)	(92,438)	(27,268)
Outstanding on December 31,	736,095	657,803	313,596

The RSUs are measured based on the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the reporting period and they are re-measured at each reporting date. We recognize the corresponding expense and liability over the vesting period. The total liability relating to outstanding RSUs on December 31, 2022 amounted to €12.9 million (2021: €11.3 million, 2020: €12.9 million).

The following table provides an overview of the outstanding RSUs per category of RSU holders on December 31, 2022, 2021 and 2020.

	December 31,
	2022	2021	2020

	(in number of RSUs)
Members of the Executive Committee	332,038	384,340	229,276
Personnel	404,057	273,463	84,320
Total outstanding RSUs	736,095	657,803	313,596

32. Related parties

Relationship and transactions with entities with control of, or significant influence over, Galapagos

Gilead

Gilead exercises significant influence over Galapagos as from the equity subscription on August 23, 2019. As a result of the equity subscription we received a transparency notification from Gilead on August 28, 2019 confirming they held 22.04% of the then issued and outstanding shares of Galapagos.

By exercising Warrant A on November 6, 2019 Gilead increased its ownership in Galapagos to 25.10% of the then outstanding shares. Gilead further increased its ownership to 25.84% at December 31, 2019. Gilead’s ownership then diluted to 25.49% at December 31, 2021 and to 25.38% at December 31, 2022, due to seven capital increases resulting from the exercise of subscription rights under employee subscription right plans in the course of respectively 2021 (four capital increases) and 2022 (three capital increases).

The presumption of significant influence is also confirmed by the fact that Gilead has the right, for as long as it holds more than 20% of Galapagos’ share capital, to appoint two Investor Board Designees to Galapagos’ Board of Directors, out of a total of nine.

The following balances are outstanding at the end of the reporting period in relation to Gilead:

	Year ended December 31,
	2022	2021	2020

	(Euro, in thousands)

Non-current trade receivables			€50,000
Trade and other receivables	€7,877	€88,246	132,825
Trade and other payables		€11,580	€27,074

The trade and other receivables on December 31, 2021 mainly contained €50.0 million of receivables relating to the in 2020 modified collaboration for filgotinib, €12.6 million related to the transfer of the sponsorship and operational and financial responsibility of the DIVERSITY clinical trial from Gilead to us and €23.8 million of profit and cost sharing receivables relating to our collaboration for filgotinib. All these amounts were paid during 2022. The outstanding receivables on December 31, 2022 mainly relate to development cost sharing receivables relating to our collaboration for filgotinib (€5.0 million) and €2.6 million of receivables relating to royalties.

During 2022 we recognized in revenue €230.4 million (€230.6 million for the year ended December 31, 2021; €229.6 million for the year ended December 31, 2020) relating to the performance obligation for the drug discovery platform and a total of €174.4 million (€235.7 million for the year ended December 31, 2021; €228.1 million for the year ended December 31, 2020) representing the total impact on our revenues coming from the filgotinib performance obligation. The latter consists of upfront payments and milestone payments that were recognized in accordance with the percentage of completion of the underlying performance obligation.

Additionally, we recognized in 2022 royalty income for an amount of €10.7 million in relation to the commercialization of Jyseleca (€3.8 million for the year ended December 31, 2021, €16.2 million for the year ended December 31, 2020).

Furthermore, we recognized in 2022 €0.4 million (€18.1 million for the year ended December 31, 2021; €34.1 million for the year ended December 31, 2020) of cost reimbursements from Gilead with respect to the development of GLPG1690 as a decrease of the related expenses (on the line research and development expenditure). An amount of €2.4 million (€81.3 million for the year ended December 31, 2021; €101.0 million for the year ended December 31, 2020) relating to cross charges from Gilead relating to filgotinib was recognized as expense on the line research and development expenditure.

Finally, we recognized in 2022 €0.03 million as a deduction of sales & marketing expenses (a deduction of €59.7 million for the year ended December 31, 2021; a deduction of €4.7 million for the year ended December 31, 2020) mainly relating to our 50/50 cost share mechanism with Gilead for expenses incurred in preparation for the co-promotion activities for filgotinib. We recognized €0.03 million as a deduction of research and development expenditure (a deduction of €7.0 million for the year ended December 31, 2021) mainly relating to our 50/50 profit/(cost) share mechanism with Gilead for direct sales of Jyseleca in the shared territory. This profit/(cost) share mechanism for sales and marketing expenses came to an end beginning of 2022, which explains the variance compared to 2021.

We purchased raw materials, semi-finished products and finished products of Jyseleca® from Gilead for an amount of €13.5 million for the year ended December 31, 2022 (€24.9 million for the year ended December 31, 2021 and €0.2 million for the year ended December 31, 2020).

As at December 31, 2022 we have two outstanding performance obligations under IFRS 15 towards Gilead, being the performance obligation related to our drug discovery platform and the performance obligation relating to filgotinib. This results in an outstanding deferred income balance of €1.5 billion for the drug discovery platform (including the warrant issuance liability relating to subsequent warrant B) and €456 million for the performance obligation relating to filgotinib.

A detailed explanation of our transactions with Gilead in 2020, 2021 and 2022 can be found in the section titled Agreements with major Galapagos NV shareholders. There are no other shareholders or other entities who, solely or jointly, control Galapagos or exercise significant influence over Galapagos.

Relationship and transactions with subsidiaries

Please see Note 33 for an overview of the consolidated companies of the group, which are all wholly-owned subsidiaries of Galapagos NV.

Relationship and transactions with key management personnel

Our key management personnel consists of the members of the Executive Committee and members of the Board of Directors. All amounts mentioned in this section are based on expenses recognized in the financial statements for the relevant financial year.

Remuneration of key management personnel

On December 31, 2022, our Executive Committee had four members: Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), Mr. Bart Filius, Dr. Walid Abi-Saab and Mr. Michele Manto. They provide their services to us on a full-time basis. On December 31, 2022, our Board of Directors consisted of nine members: Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), Dr. Raj Parekh, Dr. Mary Kerr, Mr. Peter Guenter, Mr. Daniel O’Day, Dr. Linda Higgins, Dr. Elisabeth Svanberg, Dr. Dan Baker and Mr. Jérôme Contamine.

At the Annual Shareholders’ meeting of April 26, 2022, the mandates of Howard Rowe and Katrine Bosley as members of the Board of Directors came to an end.

Effective from January 1, 2020, Galapagos no longer grants any subscription rights to members of the Board of Directors, taking into account the stricter rules of the Belgian Companies Code.

Effective from April 26, 2022, our new Chief Executive Officer, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) has been appointed as the Chairman of the Board of Directors of Galapagos. The Chief Executive Officer will only be remunerated for the performance of its executive functions as Chief Executive Officer and is not entitled to any additional remuneration for its mandates of Chairman of the Board of Directors or of any Committee.

Dr. Hoekema retired from Galapagos and was our Chief Business Officer and an Executive Committee member until October 31, 2022 and hence the table below for financial year 2022 contains disclosures on his remuneration until the aforementioned date.

Dr. Walid Abi-Saab left Galapagos and was our Chief MO and an Executive Committee member until December 31, 2022 and hence the table below for financial year 2022 contains disclosures on his remuneration.

The remuneration package of the members of key management personnel comprises:

	Year ended December 31,
	2022	2021	2020
Remuneration of key management personnel:
Euro, in thousands (except for the number of subscription rights and RSUs)
Short-term benefits	€3,444	€4,264	€3,102
Executive Committee members as a group (1)
Gross salary	2,341	2,621	2,531
Cash bonus (2)	997	1,172	433
Other short-term benefits	106	471	138
Long-term benefits for Executive Committee members as a group (3)	—	—	—
Board fees and other short-term benefits for members of the Board of Directors
Stofffels IMC BV (permanently represented by Dr. Paul Stoffels)	—	—	—
Raj Parekh	165	220	220
Howard Rowe (4)	39	120	125
Katrine Bosley (4)	21	65	115
Mary Kerr	115	115	115
Peter Guenter	115	115	115
Jérôme Contamine (5)	102	—	—
Dan Baker (5)	68	—	—
Elizabeth Svanberg	115	115	78
Daniel O'Day (6)	—	—	—
Linda Higgins (6)	—	—	—
Post-employment benefits (7)	240	399	392
Total benefits excluding subscription rights and RSUs	€4,424	€5,413	€4,262
Severance package (8)	—	802	—
Number of subscription rights granted in the year
Executive Committee members as a group (1)	1,124,000	275,000	275,000
Onno van de Stolpe	—	85,000	85,000
Stofffels IMC BV (permanently represented by Dr. Paul Stoffels)	1,000,000	—	—
Bart Filius	68,000	50,000	50,000
Andre Hoekema	—	30,000	30,000
Piet Wigerinck	—	40,000	40,000
Walid Abi-Saab	32,000	40,000	40,000
Michele Manto	24,000	30,000	30,000
Total number of subscription rights granted in the year	1,124,000	275,000	275,000
Total cost of subscription rights granted in the year under IFRS 2	€27,010	€5,629	€22,921
Number of RSUs granted in the year (9)
Onno van de Stolpe	—	63,830	18,317
Stofffels IMC BV (permanently represented by Dr. Paul Stoffels)	74,408	—	—
Bart Filius	61,442	62,730	12,600
Andre Hoekema	—	51,433	832
Piet Wigerinck	—	835	12,080
Walid Abi-Saab	37,274	44,038	12,080
Michele Manto	27,354	31,694	5,920
Total number of RSUs granted in the year	200,478	254,560	61,829

(1) Dr. Wigerinck was a member of the Executive Committee (formerly Management Board) until November 30, 2021. His remuneration and benefits are included in the overview for the financial year 2021 and 2020.
Mr. Onno Van de Stolpe was our CEO and Executive Committee member until March 31, 2022, Dr Andre Hoekema was our CBO and Executive Committee member until October 31, 2022 and Dr. Walid Abi-Saab was our CMO and Executive Committee member until December 31, 2022. Their (prorated) remuneration and benefits are included in the overview for the financial year 2021 and 2022.
Effective as of April 1, 2022, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) is our CEO and Chair of the Executive Committee. His remuneration is included in the overview for the financial year 2022.

(2) The aggregate number under the financial year 2022 also includes the cash bonus of Dr. Andre Hoekema and Dr. Walid Abi-Saab. The aggregate number under 2021 also includes the cash bonus of Dr. Wigerinck.

(3) Only Executive Committee members are granted long-term benefits. Pursuant to the Senior Management Bonus Scheme, these consist ot the deferred part of the bonus from 3 years ago. For financial year 2021 the deferred part of the bonus is not paid out. As of 2019 the Senior Management Bonus Scheme was no longer applicable, as a result 2021 was the last financial year during which such payment could occur.

(4) Member of the Board of Directors until April 26, 2022.
(5) Member of the Board of Directors as of April 26, 2022.
(6) Gilead designees appointed to our Board of Directors on October 22, 2019. They don’t receive any remuneration for their Board mandate.
(7) Only Executive Committee members receive post-employment benefits.
(8) For 2021 we disclose Dr. Wigerinck's severance package.

(9) This is the sum of the RSUs awarded during the respective financial year, excluding the RSUs representing the deferred portion of the bonus for 2021 in FY2021 and for 2022 in FY2022 (each time to be granted in the following financial year). Only Executive Committee members were awarded RSUs.

OTHER

No loans, quasi-loans or other guarantees were given by Galapagos NV or any of its subsidiaries to members of the Board of Directors and of the Executive Committee. We have not entered into transactions with our key management personnel, other than as described above with respect to remuneration arrangements relating to the exercise or termination of their mandates as members of the Executive Committee and the Board of Directors.

33. Consolidated companies as of December 31, 2022

		Year ended December 31,
		2022		2021	2020
Name of the subsidiary	Country	% voting right Galapagos NV (directly or indirectly through subsidiaries)	Change in % voting right previous period (2022 vs 2021)	% voting right Galapagos NV (directly or indirectly through subsidiaries)	% voting right Galapagos NV (directly or indirectly through subsidiaries)

AboundBio, Inc.	United States	100%	100%	0%	0%
CellPoint B.V.	The Netherlands	100%	100%	0%	0%
Galapagos Biopharma Belgium BV	Belgium	100%		100%	100%
Galapagos Biopharma Netherlands B.V.	The Netherlands	100%		100%	100%
Galapagos Biopharma Spain S.L.U.	Spain	100%		100%	100%
Galapagos Biopharma Italy S.r.l.	Italy	100%		100%	100%
Galapagos Biopharma Germany GmbH	Germany	100%		100%	100%
Galapagos Biopharma Sweden AB	Sweden	100%		100%	0%
Galapagos Biopharma Norway AS	Norway	100%		100%	0%
Galapagos Biopharma Finland Oy	Finland	100%		100%	0%
Galapagos Biopharma Denmark ApS	Denmark	100%		100%	0%
Galapagos Biopharma Austria GmbH	Austria	100%		100%	0%
Galapagos Biopharma Ireland Ltd	Ireland	100%		100%	0%
Galapagos B.V.	The Netherlands	100%		100%	100%
Galapagos Biotech Ltd (formerly Inpharmatica Ltd.)	United Kingdom	100%		100%	100%
Galapagos GmbH	Switzerland	100%		100%	100%
Galapagos, Inc. (formerly Biofocus, Inc.)	United States	100%		100%	100%
Galapagos NV	Belgium	Parent company		Parent company	Parent company
Galapagos Real Estate Belgium BV (former Galapagos Real Estate 1 BV)	Belgium	100%		100%	100%
Galapagos Real Estate Netherlands B.V.	The Netherlands	100%		100%	100%
Galapagos SASU	France	100%		100%	100%
Fidelta d.o.o.	Croatia	0%		0%	100%
Xenometrix, Inc. in liquidation	United States	100%		100%	100%

On January 4, 2021, we closed the sale of our fee-for-service business Fidelta. Selvita S.A. acquired 100% of the outstanding shares in Fidelta.

In 2022, we acquired all of the issued and outstanding shares of CellPoint and AboundBio.

There are no significant restrictions on the group’s ability to access or use assets and settle liabilities of one of the group’s subsidiaries.

34. Financial risk management

Financial risk factors

Our financial risks are managed centrally. Our finance department coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning our activities. These relate to the following financial markets risks: credit risk, liquidity risk, currency risk and interest rate risk. Our interest rate risk is limited because we have no financial debt. In case of decreasing interest rates we will face a reinvestment risk on our strong cash and cash equivalents and current financial investments balance. We do not buy or trade financial instruments for speculative purposes.

Categories of financial assets and liabilities:

	December 31,
	2022	2021	2020

	(Euro, in thousands)
Financial assets held at fair value through profit or loss
Equity instruments	€—	€—	€8,951
Current financial investments	1,292,514	1,317,460	1,571,858
Financial assets at amortized cost
Current financial investments	2,293,431	1,152,349	1,454,420
Cash and cash equivalents	508,117	2,233,368	2,135,187
Restricted cash (current and non-current)	4,569	1,425	1,482
Other non-current assets	1,209	1,048	907
Trade receivables	28,194	91,786	184,632
Total financial assets	€4,128,033	€4,797,436	€5,357,438

Financial liabilities held at fair value through profit or loss
Current financial instruments	€19	€204	€3,164
Current contingent consideration related to milestones CellPoint	8,485	—	—
Non-current contingent consideration related to milestones CellPoint	13,582	—	—
Financial liabilities at amortized cost
Trade liabilities	68,928	84,519	134,905
Lease liabilities	21,901	26,859	29,436
Current deferred consideration payable CellPoint	6,222	—	—
Total financial liabilities	€119,137	€111,582	€167,505

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

Liquidity risk

Current financial investments and cash and cash equivalents amounted to €4,094.1 million on December 31, 2022. Management forecasts our liquidity requirements to ensure that we have sufficient cash to meet operational needs. We have no credit lines. Such forecasting is based on realistic assumptions with regards to product sales, royalties, milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

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

We applied the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all receivables. To measure the expected credit losses, receivables have been grouped based on credit risk characteristics and the days past due. The provision for expected credit losses was not significant given that there is no history of material credit losses and the high quality nature of our customers.

Aging balance of receivables that are due, but that are still considered collectable:

	December 31,
	2022	2021	2020

	(Euro, in thousands)
60 - 90 days	€424	€141	€—
90 - 120 days	208	92	—
more than 120 days	€473	€113	€—

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

Effect of interest rate fluctuation

A 100 basis point increase in interest rates at balance sheet date would have increased profit or loss, and equity, by approximately €40.9 million (2021: €47.0 million; 2020: €51.7 million); a 100 basis point decrease in interest rates would have decreased profit or loss, and equity, by approximately €40.9 million (2021: €47.0 million; 2020: €51.7 million).

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

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	December 31,
	2022	2021	2020

Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(85,140)	€(83,996)	€(116,690)
Increase in Euros - GB Pounds	960	1,093	303
Increase in Euros - CH Francs	557	233	2,013

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents and current financial investments held in U.S dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of current financial investments, cash and cash equivalents, and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

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

35. Auditor’s remuneration

The statutory auditor’s fees for carrying out its mandate at group level amounted to €1,127.1 thousand in 2022 (2021: €860.3 thousand). Audit-related fees, which generally the auditor provides, amounted to €26.9 thousand in 2022 (2021: €101.1 thousand). Other fees related to non-audit services executed by the statutory auditor amounted to €nil in 2022 (2021: €nil). Other fees related to non-audit services executed by persons related to the statutory auditor amounted to €429.5 thousand in 2022 and related to IT and quality management (2021: €587.7 thousand). The Audit Committee and the Board of Directors are of the opinion that these non-audit services do not affect the independence of the statutory auditor in the performance of his audit. The abovementioned additional fees were fully approved by the Audit Committee in accordance with article 3:64 of the Belgian Companies Code.

36. Events after balance sheet date

On February 8, 2023, we announced topline results from Phase 3 DIVERSITY trial of filgotinib in CD, and our decision not to submit a Marketing Authorization Application in Europe based on these topline results. By consequence, we expect a decrease to the total estimated remaining costs for us to complete the filgotinib development, resulting in a positive catch up of revenues in 2023. At the time of the issuance of this annual report, our re-assessment of the estimated remaining costs is still ongoing. If our best estimate of the remaining cost to complete the filgotinib performance obligation would be decreased by 15% to 25%, this would result in an increase in revenue recognition in 2023 of €50 million to €86 million, and a corresponding decrease in current and non-current deferred income.

On March 20, 2023, 61,560 subscription rights were exercised (with an average exercise price of €28.75 per subscription right). This resulted in a share capital increase (including issuance premium) at Galapagos NV of €1,769,850.00 and the issuance of 61,560 new ordinary shares. The closing price of our share on Euronext Brussels and Amsterdam on March 20, 2023, was €35.47.

EXHIBIT INDEX

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

1.1#	Articles of Association (English translation), as amended
2.1	Form of Deposit Agreement	Form F-1/A	333-203435	4.1	04/30/2015
2.2	Form of American Depositary Receipt	424(b)3	333-203584	A	10/15/2018
2.3#	Description of Securities
4.1	Lease dated June 30, 1999 between the registrant and Innotech N.V., as amended (English translation)	Form F-1	333-203435	10.1	04/15/2015
4.2†	Warrant Plans (English translation)	Form F-1/A	333-203435	10.3	05/11/2015
4.6##	Sale & Purchase Agreement dated March 13, 2014 between the registrant and Charles River Laboratories Holding Limited, as amended	Form F-1	333-203435	10.7	04/15/2015
4.7†	Warrant Plan 2015 (B) (English translation)	Form S-8	333-208697	99.1	12/22/2015
4.8**	License and Collaboration Agreement dated December 16, 2015 by and between the registrant and Gilead Biopharmaceutics Ireland Unlimited Company	Form 6-K	001-37384	10.1	01/19/2016
4.10†	Warrant Plan 2016 (English translation)	Form S-8	333-211834	99.1	06/03/2016
4.11†	Warrant Plan 2016 (B) (English translation)	Form S-8	333-215783	99.1	01/27/2017
4.12†	Warrants Plans 2015 RMV and 2016 RMV (English translation)	Form 20-F	001-37384	4.12	03/23/2017
4.13	Lease Addendum dated April 28, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.13	03/23/2017
4.14†	Warrant Plan 2017 (English translation)	Form S-8	333-218160	99.1	05/22/2017
4.15†	Warrant Plan 2017 RMV (English translation)	Form 20-F	001-37384	4.15	03/23/2018
4.16	Lease Addendum dated December 12, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.16	03/23/2018
4.17	Lease Addendum dated July 3, 2017 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.17	03/23/2018
4.18	Lease Addendum dated June 6, 2018 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.18	03/29/2019
4.19	Lease Addendum dated June 20, 2018 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.19	03/29/2019
4.20†	Warrant Plan 2018 (English translation)	Form S-8	333-225263	99.1	05/29/2018
4.21†	Warrant Plan 2018 RMV (English translation)	Form 20-F	001-37384	4.21	03/29/2019
4.22†	Warrant Plan 2019 (English translation)	Form S-8	333-231765	99.1	05/24/2019
4.23†	Warrant Plan 2019 RMV (English translation)	Form S-8	333-231765	99.2	05/24/2019

177

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

4.24##	Option, License and Collaboration Agreement dated as of July 14, 2019 by and between the registrant and Gilead Sciences, Inc.	Form 6-K	001-37384	99.2	08/29/2019
4.25##	Amended and Restated License and Collaboration Agreement dated as of August 23, 2019 by and between the registrant and Gilead Biopharmaceutics Ireland UC	Form 6-K	001-37384	99.3	08/29/2019
4.26	Subscription Agreement relating to ordinary shares in the registrant dated as of July 14, 2019 by and between the registrant and Gilead Therapeutics A1 Unlimited Company	Form 6-K	001-37384	99.4	08/29/2019
4.27†	RSU Discretionary Plan 2019	Form 20-F	001-37384	4.27	03/27/2020
4.28†	RSU Retention Plan 2019	Form 20-F	001-37384	4.28	03/27/2020
4.29†	RSU Transaction Bonus Plan 2019	Form 20-F	001-37384	4.29	03/27/2020
4.30	Lease Addendum dated July 1, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.30	03/27/2020
4.31	Lease Addendum dated October 17, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.31	03/27/2020
4.32	Deed of purchase between the registrant and NMBS (English translation)	Form 20-F	001-37384	4.32	03/27/2020
4.33†	Subscription Right Plan 2020 (English translation)	Form S-8	333-249416	99.1	10/09/2020
4.34†	Subscription Right Plan 2020 RMV (English translation)	Form 20-F	001-37384	4.34	03/25/2021
4.35†	Plan 2020.I – RSU Long-Term Incentive Plan 2020	Form 20-F	001-37384	4.35	03/25/2021
4.36†	Plan 2020.II – RSU Retention Plan 2020	Form 20-F	001-37384	4.36	03/25/2021
4.37	Lease Addendum dated March 9, 2020 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.37	03/25/2021
4.38	Lease Addendum dated July 28, 2020 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.38	03/25/2021
4.39	Lease Addendum dated December 18, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.39	03/25/2021
4.40†	Subscription Right Plan 2021 BE (English translation)	Form S-8	333-260500	99.2	10/26/2021
4.41†	Subscription Right Plan 2021 RMV (English translation)	Form S-8	333-260500	99.3	10/26/2021
4.42†	Subscription Right Plan 2021 ROW (English translation)	Form S-8	333-260500	99.1	10/26/2021
4.43†	Plan 2021.I – RSU Long-Term Incentive Plan 2021	Form 20-F	001-37384	4.43	03/24/2022

178

Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

4.44†	Plan 2021.II – RSU Retention Plan 2021	Form 20-F	001-37384	4.44	03/24/2022
4.45†	Plan 2021.III – RSU GSI Replacement Plan 2021	Form 20-F	001-37384	4.45	03/24/2022
4.46†	Plan 2021.IV – RSU Retention Plan 2021	Form 20-F	001-37384	4.46	03/24/2022
4.47#†	Subscription Right Plan 2022 (A) (English translation)
4.48#†	Subscription Right Plan 2022 (B) (English translation)
4.49†	Subscription Right Plan 2022 BE (English translation)	Form S-8	333-268756	99.2	12/12/2022
4.50†	Subscription Right Plan 2022 RMV (English translation)	Form S-8	333-268756	99.3	12/12/2022
4.51†	Subscription Right Plan 2022 ROW (English translation)	Form S-8	333-268756	99.1	12/12/2022
4.52#†	Plan 2022.I – RSU Long-Term Incentive Plan 2022 (English translation)
4.53#†	Plan 2022.II – RSU Retention Plan 2022 (English translation)
4.54#†	Plan 2022.III – RSU GSI Replacement Plan 2022 (English translation)
4.55#	Lease Addendum dated May 5, 2022 between the registrant and Intervest Offices & Warehouses NV (English translation)
4.56#	Lease Addendum dated October 28, 2022 between the registrant and Intervest Offices & Warehouses NV (English translation)
8.1#	List of subsidiaries of the registrant
12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1#	Consent of Deloitte Bedrijfsrevisoren

179

Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

101.INS#	Inline XBRL Instance Document
101.SCH#	Inline XBRL Taxonomy Extension Schema Document
101. CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

180

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALAPAGOS NV

/s/ Stoffels IMC BV, permanently represented by Dr. Paul Stoffels
By:	Stoffels IMC BV, permanently represented by Dr. Paul Stoffels
Title:	Chief Executive Officer (Principal Executive Officer)

Date: March 23, 2023

181