Form 20-F
period 2023-12-31
GALAPAGOS NV
filed 2024-03-28
CIK 1421876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Chief Executive Officer

Galapagos NV

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

Tel: +32 15 342 900 Fax: +32 15 342 901

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, no nominal value per share	GLPG	The Nasdaq Stock Market LLC
Ordinary shares, no nominal value per share*		The Nasdaq Stock Market LLC*

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

Ordinary shares, no nominal value per share: 65,897,071 as of December 31, 2023

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

Summary of risk factors

We are dependent on the success of our clinical-stage product candidates, such as our oncology candidates (including GLPG5101, GLPG5201 and GLPG5301) and our immunology candidates (including GLPG3667). We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

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

We may not be successful in our efforts to progress and expand our oncology and immunology portfolio and to build a pipeline of product candidates.

The regulatory approval processes of the United States Food and Drug Administration (the “FDA”), the European Medicines Agency (the “EMA”), the Ministry of Health, Labour and Welfare (the “MHLW”), the Pharmaceuticals and Medical Devices Agency (the “PMDA”), and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, which may affect the commercial viability of our products in development. If we are unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

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

Our future clinical trials or those of any of our collaboration partners may reveal significant adverse events not seen in our preclinical studies or earlier clinical trials and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of our product candidates.

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

We are heavily dependent upon our global R&D collaboration with Gilead. There can be no assurance that this arrangement will deliver the benefits we expect, including but not limited to the payment of potential future milestones, opt-in and/or royalty payments by Gilead.

We have limited historical profit from product sales and limited historical data on product revenues, which makes it difficult to assess our future prospects and financial results.

Our business, results of operations and future growth prospects could be materially and adversely affected macroeconomic factors or global events, including the ongoing armed conflict between Russia and Ukraine.

The market price of the American Depositary Shares (the “ADSs”) could be subject to wide fluctuations.

We may be at an increased risk of securities class action litigation and of shareholder activism.

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

Risks related to product development and regulatory approval

We are dependent on the success of our clinical-stage product candidates, including our oncology candidates (such as GLPG5101, GLPG5201, and GLPG5301) and our immunology candidates (such as GLPG3667). We cannot give any assurance that any product candidate will complete clinical trials successfully or receive regulatory approval, which is necessary before it can be commercialized.

Our business and future success is substantially dependent on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize our clinical-stage oncology and immunology product candidates, including GLPG5101, GLPG5201, GLPG5301 and GLPG3667.

Our product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, a commercial organization, substantial investment and significant marketing, sales and distribution efforts before any revenues can be generated from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, the EMA, the Medicines and Healthcare products Regulatory Agency (the “MHRA”), or any other comparable regulatory authority such as the MHLW/PMDA, and we may never receive such regulatory approval for any of our product candidates. We cannot assure you that our clinical trials for GLPG5101, GLPG5201, GLPG5301, GLPG3667 and other product candidates will be completed in a timely manner, or at all, or that we will be able to obtain approval from the FDA, the EMA, the MHRA, the MHLW/PMDA, or any other comparable regulatory authority for any of these product candidates. We cannot be certain that we will advance any other product candidates into clinical trials. If any of GLPG5101, GLPG5201, GLPG5301, GLPG3667 or any future product candidate is not approved and commercialized, we will not be able to generate any product revenues for that product candidate. Moreover, any delay or setback in the development of any product candidate could adversely affect our business and cause the price of the ADSs, or our ordinary shares to fall.

Due to our limited resources and access to capital in the past, we have decided to prioritize development of certain product candidates and may have forgone the opportunity to capitalize on product candidates or indications that may ultimately have been more profitable or for which there was a greater likelihood of success.

Because we had limited resources in the past, we had to decide which product candidates to pursue and the resources to allocate to each. As of year-end 2022, we implemented a new innovation R&D model focusing on the therapeutic areas of oncology and immunology. Following the strategic review announced in August 2023, we transferred the commercial, medical affairs and development activities regarding filgotinib to Alfasigma in January 2024. Consequently, we are currently focused on advancing our clinical-stage pipeline, including GLPG5101, GLPG5201, GLPG5301, and GLPG3667. Our decisions concerning the allocation of research, collaboration, management, commercial and financial resources toward particular compounds, products or product candidates or therapeutic areas may not lead to the development of additional viable commercial products, we may forgo or delay the pursuit of opportunities with other product candidates or for other indications that may prove to have greater commercial potential. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our products or product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

The regulatory approval processes of the FDA, the EMA, the MHRA, the MHLW/PMDA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable which may affect the commercial viability of our products or product candidates in development. If we are unable ultimately to obtain regulatory approval for our products or product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, the EMA, the MHRA, the MHLW/PMDA and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Although we and Gilead have received regulatory approval for filgotinib in the European Union, Great Britain, and Japan for the treatment of RA and UC, it is possible that none of our other existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

●	the FDA, the EMA, the MHRA, the MHLW/PMDA or other comparable regulatory authorities may disagree with the design or implementation of our clinical trials;
●	we may be unable to demonstrate to the satisfaction of the FDA, the EMA, the MHRA, the MHLW/PMDA or other comparable regulatory authorities that a product candidate is safe and effective for its proposed indication;
●	the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA, the MHRA, the MHLW/PMDA or other comparable regulatory authorities for approval;
●	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
●	a number of our product candidates are novel mode of action compounds, which may carry an additional risk regarding the desired level of efficacy and safety profile;
●	the FDA, the EMA, the MHRA, the MHLW/PMDA or other comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
●	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, supplemental NDA, biologics license application, or BLA, or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;
●	the FDA, the EMA, the MHRA, the MHLW/PMDA or other comparable regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies, or such processes or facilities may not pass a pre-approval inspection; and
●	the approval policies or regulations of the FDA, the EMA, the MHRA, the MHLW/PMDA or other comparable regulatory authorities may change (in particular, the regulatory requirements and guidance with respect to cell/gene therapy products are still evolving) or differ from one another significantly in a manner rendering our clinical data insufficient for approval. For example, the European Commission published two legislative proposals in April (a new medicines Directive and Regulation). These proposals are subject to consideration by the European Parliament and European Council but, once the legislation has been finally approved, this will replace the current EU regulatory framework for medicines.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our collaboration partners’ failure to obtain regulatory approval to market GLPG5101, GLPG5201, GLPG5301, GLPG3667 and/or other product candidates, which would harm our business, results of operations and prospects significantly. In addition, even if we were to obtain additional approvals, regulatory authorities may approve any of our products or product candidates for fewer or more limited indications or patient populations than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product or product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In certain jurisdictions, regulatory authorities may not approve the price we intend to charge for our products. Any of the foregoing scenarios could materially harm the commercial prospects for our products or product candidates.

We cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. If the patient markets that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products or product candidates, if approved.

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

In connection with our global clinical trials, we are obligated to comply with the requirements of local regulatory authorities in each jurisdiction where we execute and locate a clinical trial. Local regulatory authorities can request specific changes to the clinical protocol or specific safety measures that differ from the positions taken in other jurisdictions. For example, in November 2023, the FDA announced that it would be conducting an investigation into reports of T-cell malignancies following BCMA-directed or CD19-directed autologous chimeric antigen receptor, or CAR, -T cell immunotherapies following reports of T-cell lymphoma in patients receiving these therapies. In January 2024, the FDA determined that new safety information related to T-cell malignancies should be included in the labeling with boxed warning language on these malignancies for all BCMA- and CD-19-directed genetically modified autologous T-cell immunotherapies. Additionally, EMA’s safety committee (PRAC, Pharmacovigilance Risk Assessment Committee) started a signal procedure to review data on secondary malignancies related to T-cells, including T-cell lymphoma and leukemia, for the six approved CAR-T cell medicines. These investigations may also lead to additional scrutiny and safety follow-up measures for CAR-T cell products in development in the broader CAR-T class, which may differ between therapeutic areas or patient populations, for example, in less severe patient populations with longer life expectancies compared to heavily pretreated patients with cancer. The FDA or other regulatory authorities may approve different labels, including for whom the drug is indicated or require different warnings or precautions, or impose dosing restrictions that differ from the approved dosing regimen in other jurisdictions, and these differences could have a material adverse effect on our ability to commercialize our products in these jurisdictions. Regulatory authorities could also not approve our applications, which would adversely affect our business prospects and ability to achieve or sustain profitability.

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

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product, and we may be required to include labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings. For example, the FDA stated in its January 2024 final guidance document titled “Considerations for the Development of Chimeric Antigen Receptor (CAR) T Cell Products” that subjects in clinical trials treated with CAR-T cells containing an integrated transgene should be monitored for 15 years after treatment. In addition, the FDA’s November 2023 announcement regarding its investigation into T cell malignancy following BCMA-directed or CD19-directed autologous CAR-T cell immunotherapies stated that patients and clinical trial participants receiving treatment with the currently approved BCMA-directed and CD19-directed genetically modified autologous CAR-T cell immunotherapies products should be monitored life-long for new malignancies. Consequently, regulatory agencies may require extended follow-up observation periods of patients who receive treatment using CAR-T products, and we will need to adopt such observation periods for our CAR-T product candidates if required by the relevant regulatory agency, which could vary by country or region.

If the FDA, EMA, the MHRA, the MHLW/PMDA, or any other comparable regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements and continued compliance with current good manufacturing practices, or cGMPs, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. Manufacturers and other parties involved in the drug supply chain for prescription drug and biological products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

●	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;
●	fines, untitled or warning letters or holds on clinical trials;
●	imposition by the FDA, the EMA, the MHLW/PMDA, or any other comparable regulatory authority of more restrictive labeling, including label updates and adjustments;
●	refusal by the FDA, the EMA, the MHLW/PMDA, or any other comparable regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product approvals or licenses;

●	product seizure or detention, or refusal to permit the import or export of products; and
●	injunctions or the imposition of civil or criminal penalties.

The policies of the FDA, the EMA, the MHRA, the MHLW/PMDA, and other comparable regulatory authorities may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, the European Commission published two legislative proposals in April (a new medicines Directive and Regulation). These proposals are subject to consideration by the European Parliament and European Council but, once the legislation has been finally approved, this will replace the current EU regulatory framework for medicines. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results or an approved label for clinical use. Clinical failure can occur at any stage of clinical development.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and preclinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example (without any limitation), testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical studies may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of preclinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our product candidates, as well as studies and trials of other products with similar mechanisms of action to our product candidates, may not be predictive of the results of ongoing or future clinical trials. For example (without any limitation), the results generated to date in the Phase 1/2 CAR-T trials with GLPG5101 and GLPG5201 do not ensure that later clinical trials, including any post-approval clinical trials for approved products, will continue to demonstrate similar results or observations. For our point-of -care cell therapy product candidates which are in Phase 1/2 of clinical development, dose escalation and dose expansion cohort data are required to establish the dose for pivotal trials, and durability of response can only be established based on longer term follow up of patients who received therapy. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will as well. For example, in February 2023 we announced the topline results from our Phase 3 trial with filgotinib in Crohn’s disease. As the two induction cohorts missed the co-primary endpoints of clinical remission and endoscopic response at Week 10, we decided not to submit a Marketing Authorization Application in Europe. Based upon negative or inconclusive results, we or our collaboration partners may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

●	obtaining regulatory authorization to commence a trial;
●	reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	obtaining Institutional Review Board, or IRB, or ethics committee approval at each site;
●	obtaining regulatory concurrence on the design and parameters for the trial;
●	obtaining approval for the designs of our clinical development programs for each country targeted for trial enrollment;
●	recruiting suitable patients to participate in a trial, which may be impacted by the number of competing trials that are enrolling patients;
●	having patients complete a trial or return for post-treatment follow-up;
●	clinical sites deviating from trial protocol or dropping out of a trial;
●	failing to comply with GCP or other regulatory requirements;
●	adding new clinical trial sites;
●	for our point-of-care cell therapy product candidates, adding and setting up new manufacturing sites;
●	manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of comparator drug for use in clinical trials;
●	the availability of adequate financing and other resources; or
●	the ongoing armed conflict between Russia and Ukraine, and sanctions against Russia.

We could encounter delays if a clinical trial is suspended or terminated by us, our collaboration partners, by the IRBs or ethics committees of the institutions in which such trials are being conducted, or by the FDA, competent authorities of the EU member states, the MHRA, MHLW/PMDA, or other comparable regulatory authorities, or recommended for suspension or termination by the Data Monitoring Committee, or the DMC, for such trial. A suspension or termination, including in some cases a clinical hold, may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, competent authorities of the EU member states, the MHRA, MHLW/PMDA, or other comparable regulatory authorities, safety issues or adverse side effects, including those seen in the class to which our product candidates belong, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. For example (without limitation), it is possible that safety issues or adverse side effects could be observed in trials for GLPG5101, GLPG5201 or GLPG5301 in oncology, and for GLPG3667 in immunology, which could result in a delay, suspension or termination of the ongoing trials of GLPG5101, GLPG5201, GLPG5301 and GLPG3667. If we experience delays in the completion of, or experience a termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed or prevented. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If GLPG5101, GLPG5201, GLPG5301, or GLPG3667 or any other product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be materially harmed.

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

We may not be successful in our efforts to use and expand our drug discovery efforts to build a pipeline of product candidates.

A key element of our strategy is to use and expand our drug discovery efforts to build a pipeline of product candidates and progress these product candidates through clinical development for the treatment of a variety of diseases. Although our research and development efforts to date have resulted in a pipeline of product candidates directed at various diseases, we may not be able to develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be product candidates that will receive marketing approval and achieve market acceptance. If we do not continue to develop successfully and to commercialize products, we will face difficulty in obtaining product revenues in future periods, which could result in significant harm to our financial position and adversely affect the price of the ADSs or our ordinary shares.

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

In the field of dermatomyositis (DM), physical therapy, exercise and medication including corticosteroids, immunosuppressants or recently immunoglobulin treatment, are commonly used to treat DM. Treatment of this disease has relied for many years on off-label medication - in 2021 the FDA approved immunoglobulin treatment Octagam®, based on the Phase 3 ProDerm trial of Octapharma.

In the field of SLE, corticosteroids, antimalarials and immunosuppressants are commonly used to control lupus disease activity. Only two products are currently approved to treat SLE, both as add-on to standard therapy: Belimumab (Benlysta®) (anti-BAFF) from GSK and recently anifrolumab (Saphnelo®) (anti-IFN) from AstraZeneca. There are currently over 10 products in Phase 3 for SLE, of which the minority are oral therapies – including deucravacitinib (SotyktuTM) (TYK2) from BMS, upadacitinib (JAK) from Abbvie and cenerimod (S1P1) from Idorsia/Viatris.

In the field of hematologic malignancies, such as Non-Hodgkin’s Lymphoma (NHL), Chronic Lymphocytic Leukemia (CLL) and Multiple Myeloma (MM), there are many approved therapies or therapies in development (including but not limited to chemotherapy, BTKi, antibodies, bispecific antibodies, antibody drug conjugates, CAR-Ts, cytokines, NK and T-cell engagers, etc.) and many different types of cell therapy in development (allogeneic/autologous, CAR-T/CAR-NK, TIL, TCR-T, dendritic, etc.). As a consequence, we are operating in a highly competitive, and rapidly evolving environment. New technologies and therapies such as in vivo modification of immune cells may further disrupt this market in the mid-to-long-term. Six CAR T treatments have been approved for hematological cancers in the US and Europe: Novartis’ Kymriah® (CD19 CAR T), Gilead/Kite’s Yescarta® (CD19 CAR T), Tecartus® (CD19 CAR T), J&J’s Carvykti® (BCMA CAR T) BMS’ Breyanzi® (CD19 CAR T) and Abecma® (BCMA CAR T).

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

If approved, our investigational products regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of the other company’s product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our investigational medicines to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once licensed, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

If competitors are able to obtain marketing approval for biosimilars referencing any of our product candidates, our products may become subject to competition from such biosimilars, which would impair our ability to successfully commercialize and generate revenues from sales of such products.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA, the MHRA, the MHLW/PMDA, or other comparable regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of certain side effects. In such an event, our trials could be suspended or terminated and the FDA, the EMA, the MHRA, the MHLW/PMDA, or comparable regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

If significant adverse events or other side effects are observed in any of our clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our trials, we may be required to pause, delay, or abandon the trials or our development efforts of one or more product candidates altogether, we may be required to have more restrictive labeling, including updates and adjustments of product labels, or we may experience the delay or denial of regulatory approval by the FDA, EMA, MHRA, the MHLW/PMDA, or other applicable regulatory authorities. We, the FDA, or other applicable regulatory authorities, or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects or patients in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause adverse events or other side effects that prevented their further development. Even if any such adverse events or other side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies.

Cell therapies are novel, complex, and difficult to manufacture and we may not be successful in our efforts to develop and commercialize such therapies.

In June 2022, we acquired CellPoint and AboundBio with the aim to enter the space of oncology. Through the acquisitions of CellPoint and AboundBio, respectively, we gained access to an innovative, scalable, decentralized and automated point-of-care cell therapy supply model as well as fully human antibody- based therapeutics platform. CellPoint has developed, in a strategic collaboration with Lonza, a novel point -of-care supply model, which offers the potential for efficient, 7-day delivery of CAR-T therapies and avoids complex logistics, thereby addressing important limitations of current CAR-T treatments. The platform that we use consists of end-to-end xCellit® workflow management and monitoring software and Lonza’s Cocoon® platform, a functionally closed, automated manufacturing platform for cell and gene therapies.

The manufacturing processes that we use to produce our product candidates for human therapeutics are complex, novel, have not been validated for commercial use, and are subject to multiple risks. Several factors could cause production interruptions, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error, or disruptions in the operations of our suppliers. Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic therapy often cannot be fully characterized. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. Accordingly, it is necessary to employ multiple steps to control our manufacturing process to assure that the product candidate is made strictly and consistently in compliance with the process. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims, or insufficient inventory.

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

If for any reason a patient’s starting material is lost, or if any point- of -care cell therapy product candidate does not meet the preset specifications, the manufacturing process for that patient will need to be restarted, sometimes including the re-collection of cells from the patient, and the resulting delay may adversely affect that patient’s outcome. It may even happen that failed product candidate manufacture may prevent a patient from receiving our point-of-care cell therapy product candidates. If microbial, environmental or other contaminations are discovered in our point-of-care cell therapy product candidates or in the third- party facilities in which our point- of- care cell therapy product candidates are manufactured through Lonza’s Cocoon® system, delays can occur and such facilities can be closed. If such contaminations or other product quality issues are not discovered and if as a result thereof patients are exposed to a health risk, we may be held liable. Our insurance may not cover those cases, or the financial coverage may not be sufficient. Because our point-of-care cell therapy product candidates are manufactured specifically for each individual patient, vendors and operators will be required to maintain a chain of identity with respect to the patient’s cellular material as it moves from the patient through the Cocoon® point-of-care manufacturing process, and back to the patient for infusion. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including clinical hold or other suspension or termination of our clinical trials or withdrawal of our point-of-care cell therapy products from the market, if approved. Moreover, the patient’s starting material may lead to variable product quality or quantity which could result in an out of specification or insufficient product.

Further, as product candidates are developed through preclinical to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as point-of-care manufacturing methods, are altered along the way to optimize processes and results. Such changes carry the risk that they will not achieve their intended objectives, and any of these changes could cause our point-of-care cell therapy product candidates or our manufacturing process to perform differently and affect the results of planned clinical trials or other future clinical trials or otherwise necessitate the conduct of additional studies, which can be costly and time-consuming. We and our vendors may not successfully establish a robust point-of-care production process, including quality release and monitoring process, that fulfills the requirements of the FDA, the EMA and comparable regulatory authorities. There can be no assurance that Lonza’s Cocoon® system for our point- of-care cell therapy product candidates is viable and can be effectively scaled up or transferred to third party vendors and operators for commercialization. We are dependent on a third party for the end-to-end xCellit® workflow management and monitoring software and if there are any issues with this software, we may be unable to obtain regulatory approval for our product candidates.

Any failure to follow regulatory requirements or any delay, interruption or other issues that arise in the manufacture or storage of our product candidates as a result of a failure of our facilities or the facilities and operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our point-of-care cell therapy product candidates. Point-of-care cell therapy product candidates that have been produced and stored for later use may degrade, become contaminated or suffer other quality defects, which may cause the affected point- of-care cell therapy product candidates to no longer be suitable for their intended use. Furthermore, if our vendors or operators fail to deliver the required commercial quantities or supply of our point-of -care cell therapy product candidates on a timely basis and at reasonable costs, we would likely be unable to meet demand for our point-of-care cell therapy product candidates, and we would lose potential revenues.

In addition, the manufacturing process and facilities used to produce our point-of-care cell therapy product candidates through our Cocoon® system are subject to FDA, the EMA and comparable regulatory authority approval processes and compliance with applicable cGMPs and Good Distribution Practices, and we and our vendors and operators will need to meet all applicable regulatory authority requirements on an ongoing basis, including requirements pertaining to quality control, quality assurance, and the maintenance of records and documentation. The FDA, the EMA and comparable regulatory authorities enforce these requirements through facility inspections. In the EU, the national competent authorities are responsible for manufacturing facility inspections, but the EMA plays a coordinating role in ensuring that standards are enforced consistently throughout the EU. Facilities using our point-of-care manufacturing process, including Lonza’s Cocoon® system, must be approved by the FDA, national competent authorities in the EU or comparable regulatory authorities. Vendors and operators are also subject to continuing FDA, EMA and comparable regulatory authority compliance.

Our own or third parties’ facilities where Lonza’s Cocoon® system is in use may be unable to comply with these regulatory requirements. Poor control of production processes can lead to the introduction of contaminants, or to inadvertent changes in the properties or stability of our point-of- care cell therapy product candidates that may not be detectable in final product testing. If we or our vendors and operators are unable to reliably produce product candidates to specifications acceptable to the FDA, the EMA or comparable regulatory authorities, or in accordance with the strict regulatory requirements, we may not obtain or maintain the approvals we need to commercialize our point-of-care cell therapy product candidates. Even if we obtain regulatory approval for any of our point -of -care cell therapy product candidates, there can be no assurance that either we or our third party vendors or operators will be able to manufacture the approved product to specifications acceptable to the FDA, the EMA or comparable regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Deviations from manufacturing requirements may further require remedial measures that may be costly and/or time-consuming for us or a third party to implement and may include the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business.

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

We are currently developing CAR -T product candidates, including (1) GLPG5101, a CD19 CAR-T product candidate manufactured at point-of-care, currently in Phase1/2 in rrNHL; (2) GLPG5201, CD19 CAR-T product candidates manufactured at point-of-care, currently in Phase 1/2 in rrCLL, respectively; and (3) GLPG5301, a BCMA CAR-T product candidate manufactured at point-of-care, currently in Phase 1/2 in rrMM. In previous and ongoing clinical studies, including our current studies, involving CAR-T products and product candidates, patients experienced side effects such as neurotoxicity and cytokine release syndrome. There have been life-threatening events related to severe neurotoxicity and cytokine release syndrome, requiring intense medical intervention such as intubation or vasopressor support, and in several cases, resulted in death. Severe neurotoxicity is a condition that is currently defined clinically by cerebral edema, confusion, drowsiness, speech impairment, tremors, seizures, or other central nervous system side effects, when such side effects are serious enough to lead to intensive care. In some cases, severe neurotoxicity was thought to be associated with the use of certain lymphodepletion regimens used prior to the administration of the CAR- T products. Cytokine release syndrome is a condition that is currently defined clinically by certain symptoms related to the release of cytokines, which can include fever, chills, low blood pressure, when such side effects are serious enough to lead to intensive care with mechanical ventilation or significant vasopressor support. The exact cause or causes of cytokine release syndrome and severe neurotoxicity in connection with treatment of CAR-T products is not fully understood at this time. In addition, patients have experienced other adverse events in these studies, such as a reduction in the number of blood cells (in the form of neutropenia, thrombocytopenia, anemia or other cytopenias), febrile neutropenia, chemical laboratory abnormalities (including elevated liver enzymes), and renal failure.

Undesirable side effects caused by any of our CAR- T product candidates targeting rrNHL, rrCLL, or BCMA, could cause us or regulatory authorities to interrupt, delay or halt preclinical or clinical studies and could result in restrictions on the labeling, distribution, or marketing of any approved products or a requirement to conduct potentially costly post-approval studies or the delay or denial of marketing approval by the FDA or other comparable foreign regulatory authorities. Side effects and toxicities associated with any of our product candidates, if approved, as well as the warnings, precautions, and requirements listed in the prescribing information, could affect the willingness of physicians to prescribe, and patients to use, such product candidates, if approved, and negatively affect market acceptance and commercial sales. In some cases, side effects such as neurotoxicity or cytokine release syndrome have resulted in clinical holds of ongoing clinical trials and/or discontinuation of the development of the product candidate. Results of our studies could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the studies or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from engineered cell therapies are not normally encountered in the general patient population and by medical personnel. Medical personnel may need additional training regarding engineered cell therapies to understand their side effects. Complexity of the potential side effects of engineered cell therapies, associated with the potential presence of comorbidities, could result in deaths. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

Negative public opinion and increased regulatory scrutiny of cell therapies and cellular research may damage public perception of our CAR -T product candidates, and any future products or adversely affect our ability to conduct our business or obtain and maintain marketing approvals for our CAR-T product candidates.

Public perception may be influenced by claims that cell therapy, including cell editing technologies, is unsafe, or unethical, and research activities and adverse events in the field, even if not ultimately attributable to us or our CAR-T product candidates, could result in increased governmental regulation, unfavorable public perception, challenges in recruiting patients to participate in our clinical studies, potential regulatory delays in the testing or approval of our CAR-T product candidates, labeling restrictions for any future approved CAR -T products, and a decrease in demand for any such product. For example, in November 2023, the FDA announced that it would be conducting an investigation into reports of T-cell malignancies following BCMA-directed or CD19-directed autologous CAR-T cell immunotherapies following reports of T-cell lymphoma in patients receiving these therapies. The FDA also stated that patients and clinical trial participants receiving treatment with the currently approved BCMA-directed and CD19-directed genetically modified autologous CAR-T cell immunotherapies products should be monitored life-long for new malignancies. In January 2024, the FDA determined that new safety information related to T-cell malignancies should be included in the labeling with boxed warning language on these malignancies for all BCMA- and CD-19-directed genetically modified autologous T-cell immunotherapies. Additionally, EMA’s PRAC started a signal procedure to review data on secondary malignancies related to T-cells (cancers that begin in a type of white blood cells called T-cells), including T-cell lymphoma and leukemia, for the six approved CAR-T cell medicines. More restrictive government regulations or negative public opinion would have a negative effect on our business or financial condition and may delay or impair the development and commercialization of our CAR-T product candidates or demand for any approved products.

Delays in obtaining regulatory approval of manufacturing processes and facilities or disruptions in manufacturing processes may delay or disrupt our commercialization efforts.

Before we can begin to commercially manufacture our product candidates for human therapeutics, the FDA must review for the applicable manufacturing process and facilities as part of its review of our marketing application. This will likely require the manufacturing facilities to pass a pre-approval inspection by the FDA. A manufacturing authorization must also be obtained from the appropriate EU regulatory authorities or other comparable regulatory authorities.

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

Risks related to commercialization of future products

The commercial success of any future products will depend upon the degree of market acceptance by physicians, healthcare payers, patients, and the medical community.

The commercial success of any future products we may develop will depend in part on acceptance by the medical community, patients, and third-party or governmental payers as medically useful, cost-effective, and safe. Any products that we and our current and future partners may bring to the market may not gain market acceptance by physicians, patients, third-party payers and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of any future products we may develop will depend on a number of factors, including:

●the efficacy and safety as demonstrated in clinical trials;
●the timing of market introduction of the product as well as the timing of entry of competitive products;
●the clinical indications for which the product is approved;
●acceptance by physicians, the medical community, and patients of the product as a safe and effective treatment;
●the convenience of prescribing and initiating patients on the product;
●the potential and perceived advantages of such product over alternative treatments;
●the cost of treatment in relation to alternative treatments, including any similar generic treatments;
●the availability of coverage and adequate reimbursement and pricing by third-party payers and government authorities;
●relative convenience and ease of administration;
●the prevalence and severity of adverse side effects; and
●the effectiveness of sales and marketing efforts.

Even if a product displays a favorable efficacy and safety profile in preclinical and clinical studies and receives regulatory approval, market acceptance of the product will not be known until after it is launched. Our efforts to educate the medical community and third-party payers on the benefits of our products may require significant resources and may never be successful. Our efforts to educate the marketplace may require more resources than are required by the conventional methods marketed by our competitors. Any of these factors may cause any future products we may develop to be unsuccessful or less successful than anticipated.

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

In certain countries, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct additional clinical trials that compare the cost-effectiveness of our product candidates to other available therapies. In the United States, Medicare and Medicaid are significant third party payers. Medicare is administered by the Centers for Medicare & Medicaid Services (CMS), an agency within the U.S. Department of Health and Human Services (HHS) and Medicaid is administered jointly by CMS and the individual states. Obtaining adequate coverage and reimbursement under Medicare and Medicaid is important for new drug products. Additionally, private payers may adopt coverage policies or reimbursement methodologies similar to Medicare. Reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer's determination that use of a product is: a covered benefit under its health plan; safe, effective and medically necessary; appropriate for the specific patient; cost-effective; and neither experimental nor investigational. Novel and expensive cell therapies like CAR-T cell therapies have experienced and continue to experience coverage and reimbursement challenges. For example, Medicare only covers CAR-T cell therapies that meet specific criteria set forth in a national coverage decision. Other third party payers may impose coverage criteria more extensive than compliance with FDA labeling. If reimbursement of any of our products or product candidates, if approved, is unavailable or limited in scope or amount in a particular country, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability of our products in such country.

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

The United States and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell any of our products or product candidates profitably, if approved. Among policymakers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. See section entitled “ Information on the Company – Patient Protection and Affordable Care Act and Healthcare Reform.” We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may adversely affect:

●the demand for any of our product candidates, if approved;
●the ability to set a price that we believe is fair for any of our product candidates, if approved;
●our ability to generate revenues and achieve or maintain profitability;
●the level of taxes that we are required to pay; and
●the availability of capital.

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

Moreover, increasing efforts by governmental and third-party payers in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products or product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

We expect that the healthcare reform measures that have been adopted and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs in the United States or in other jurisdictions may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or successfully commercialize our products.

Risks related to our financial position and need for additional capital

We have limited historical profit from product sales and limited historical data on product revenues, which makes it difficult to assess our future prospects and financial results.

Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been generally limited to developing our technology and undertaking preclinical studies and clinical trials of our oncology and immunology product candidates, currently including GLPG5101, GLPG5201, GLPG5301 or GLPG3667. We may not have the ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. We have transitioned from a clinical-stage to a commercial-stage company but have recently transferred the Jyseleca® business and continue as a clinical stage company in the field of oncology and immunology. We have limited historical profit from product sales and limited historical data on product revenues. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

With the exception of the years ended December 31, 2019 and 2023, we have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

With the exception of the years ended December 31, 2019 and 2023, we have incurred significant operating losses since our inception in 1999. We reported net losses of €103.2 million for the year ended December 31,

2021, net losses of €218.0 million for the year ended December 31, 2022, and a net profit of €211.7 million for the year ended December 31, 2023. Our losses resulted principally from costs incurred in research and development, preclinical testing, clinical development of our product and our product candidates as well as costs incurred for research programs, pre-commercial activities, commercial activities (as of 2020) and from general and administrative costs associated with our operations. In the future we intend to continue the aforementioned activities except for the commercial activities due to the discontinuation of the Jyseleca® business. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital. We expect to continue incurring significant research, development, and other expenses related to our ongoing operations, and to continue incurring operating losses for the foreseeable future.

If any of our product candidates fail in clinical trials or do not gain regulatory approval, or if any of our product candidates, if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

Additionally, we may not achieve significant revenues from sales of products. Therefore, even if we are able to generate revenues from the sale of any approved product, we may not become profitable or sustain profitability.

We may require substantial additional funding, which may not be available to us on acceptable terms, or at all.

Our operations have consumed substantial amounts of cash since inception. We are currently conducting clinical trials for GLPG5101, GLPG5201, GLPG5301, GLPG3667 and other oncology and immunology product candidates. Developing pharmaceutical product candidates, including conducting clinical trials, is expensive. We will require substantial additional future capital in order to complete clinical development and, if we are successful, to commercialize any of our current product candidates. If the FDA, or any other comparable regulatory agency, such as the EMA, requires that we perform studies or trials in addition to those that we currently anticipate with respect to the development of our product candidates, or repeat studies or trials, our expenses would further increase beyond what we currently expect, and any delay resulting from such further or repeat studies or trials could also result in the need for additional financing and other resources.

Our existing current financial investments and cash and cash equivalents may not be sufficient for us to complete advanced clinical development of our product candidates or, if applicable, to commercialize product candidates that would be approved. Accordingly, we may continue to require substantial additional capital to continue our clinical development activities and potentially engage in commercialization activities. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds and resources we will require to complete research and development and commercialize our product candidates. The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

●	the progress, costs, results of and timing of our ongoing and planned clinical trials;
●	our ability to reach milestones under our existing collaboration arrangements and enter into additional collaborative agreements for the development and commercialization of our product candidates;
●	the willingness of the FDA, EMA, the MHRA, the MHLW/PMDA, and other comparable regulatory authorities to accept our clinical trials and preclinical studies and other work as the basis for review and approval of product candidates;
●	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA, the MHRA, the MHLW/PMDA, and other comparable regulatory authorities;
●	whether our collaboration partners continue to collaborate with us on the development and commercialization of our product candidates;
●	the number of product candidates and indications that we pursue, whether developed internally or in-licensed;

●	the timing and costs associated with manufacturing our product candidates for clinical trials and other studies and, if approved, for commercial sale;
●	our need to expand our development activities and, potentially, our research activities;
●	the timing and costs associated with establishing sales and marketing capabilities;
●	the costs associated with our future product sales, marketing, commercial manufacturing, and distribution activities;
●	the costs associated with adding new manufacturing sites for our point-of-care cell therapy product candidates;
●	market acceptance of any approved product candidates;
●	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;
●	the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
●	the extent to which we may be required to pay milestone or other payments under our in-license agreements and the timing of such payments;
●	our need and ability to hire additional management, development and scientific personnel; and
●	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

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

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, the closures of Silicon Valley Bank ("SVB") and Signature Bank (“Signature”) in March 2023, and First Republic Bank (“First Republic”) in May 2023, led to disruption and volatility, including deposit outflows and increased need for liquidity, at certain banks. In addition, in March 2023, the Bank of England made the decision to sell Silicon Valley Bank UK Limited (“SVBUK”), the UK subsidiary of the SVB, to HSBC UK Bank Plc. Although depositors of these banks were largely protected, it is not certain that the Federal Reserve, FDIC or other similar agencies will treat future bank failures similarly, or would do so in a timely manner.

Although we are not a borrower or party to any such instruments with SVB, SVBUK, Signature, First Republic, or any other financial institution currently in receivership or a similar proceeding, if any financial institution with which we have banking relationships were to be placed into receivership or a similar proceeding, we may be unable to access such funds. In addition, if any of our critical vendors, suppliers, manufacturers or other third parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to perform their obligations under arrangements or agreements with us could be adversely affected.

Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of U.S. federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations, financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our critical vendors, suppliers, manufacturers or other third parties, which in turn, could have a material adverse effect on our current and/or projected business operations, financial condition and results of operations.

Risks related to our reliance on third parties

We are heavily dependent upon our collaboration arrangements with Gilead and certain other third parties for the development and commercialization of our products and there can be no assurance that these arrangements will deliver the benefits we expect.

In July 2019, we entered into a 10-year global research and development collaboration with Gilead. In connection with our entry into the option, license and collaboration agreement, we received an upfront payment of $3.95 billion and a €960 million ($1.1 billion) equity investment from Gilead. Under the option, license and collaboration agreement, we fund and lead all discovery and development autonomously until the end of the relevant Phase 2 clinical study. After the completion of a qualifying Phase 2 clinical study (or in certain circumstances, the first Phase 3 clinical study), Gilead will have the option to acquire an exclusive commercial license to that program in all countries outside of Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. In addition, we are heavily dependent on Gilead for the commercialization of filgotinib and the further development of filgotinib outside of Europe.

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

If our global research and development collaboration with Gilead or other collaborations on research and development candidates do not result in the successful development and commercialization of products or if Gilead or another one of our collaboration partners terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, development of our product candidates could be delayed and we may need additional resources to develop product candidates.

We may not be successful in establishing future development and commercialization collaborations, particularly given the scale of our collaboration with Gilead, and this could adversely affect, and potentially prohibit, our ability to develop and commercialize our product candidates.

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

We have relied upon and plan to continue to rely upon CROs to monitor and manage data for our preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and we control only certain aspects of their activities. We and our CROs also rely upon clinical sites and investigators for the performance of our clinical trials in accordance with the applicable protocols and applicable legal and regulatory requirements and scientific standards. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol and applicable legal and regulatory requirements and scientific standards, and our reliance on CROs as well as clinical sites and investigators does not relieve us of our regulatory responsibilities. We are required to, and do, have mechanisms in place to adequately manage, oversee and control our clinical trials, including selection of CROs, auditing activities, strong focus on set-up (during which deliverables, timelines and roles and responsibilities are defined), and strong oversight during the conduct of clinical trials. We, our CROs, as well as the clinical sites and investigators are required to comply with current Good Clinical Practices (GCPs) and GDPs, which are regulations and guidelines enforced by the FDA, the competent authorities of the member states of the European Economic Area, or EEA, and comparable regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these requirements through periodic inspections of trial sponsors, investigators and clinical sites. If we, any of our CROs or any of the clinical sites or investigators fail to comply with applicable GCPs GDPs or other applicable requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA, the MHRA, MHLW, or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP and GDP regulations. We also cannot assure you that our CROs, as well as the clinical sites and investigators, will perform our clinical trials in accordance with the applicable protocols as well as applicable legal and regulatory requirements and scientific standards, or report the results obtained in a timely and accurate manner. In addition to GCPs, our clinical trials must be conducted with products produced under current Good Manufacturing Practice (cGMP) regulations. While we have agreements governing activities of our CROs, we have limited influence over the actual performance of our CROs as well as the performance of clinical sites and investigators. In addition, significant portions of the clinical trials for our product candidates are and will continue to be conducted outside of Belgium, which will make it more difficult for us to monitor CROs as well as clinical sites and investigators and perform visits of our clinical sites, and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials in accordance with the applicable protocols and compliance with applicable regulations, including GCPs, and scientific standards. Failure to comply with applicable protocols and regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process. Additionally, the performance of our CROs may also be delayed or disrupted by the ongoing armed conflict between Russia and Ukraine, and sanctions against Russia.

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

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our drug supply for our approved products or preclinical and clinical drug supplies or lentiviral vector. This reliance on third parties increases the risk of shortages of our drugs or drug candidates and of the availability of such drugs or drug candidates at an acceptable cost or quality. This could potentially delay, prevent or impair our development and commercialization efforts.

If, for any reason, we were to experience an unexpected loss in the supply of any of our approved products, our product candidates or placebo or comparator drug used in certain of our clinical trials, or our lentiviral vector, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials or commercial distribution of our approved products could be negatively affected. The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our approved products and our product candidates are subject to the FDA’s, EMA’s, MHRA’s, MHLW’s and other comparable regulatory authorities’ pre-approval inspections that can be conducted after we submit the required approval applications to any relevant regulatory authority, such as, for example, an NDA or BLA to the FDA. We monitor, but do not control, the implementation of the manufacturing process of, but are dependent on, our contract manufacturers or other third-party manufacturers for compliance with cGMP regulatory requirements for manufacture of any drug products. If our contract manufacturers or other third-party manufacturers do not successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, EMA, MHRA, MHLW or others or if such authority finds deficiencies at a contract manufacturer’s facility or is unable to conduct an inspection necessary to evaluate such facility, we will not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. This could significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

We, or our manufacturers, purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials and our approved products. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials and our approved products. We do not have any control over the process or timing of the acquisition of raw materials by our manufacturers, and delays may result for reasons beyond our control, including the ongoing armed conflict between Russia and Ukraine.

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

We expect to continue to depend on contract manufacturers or other third -party manufacturers for the foreseeable future.

Via the acquisition of CellPoint on June 21, 2022, we gained access to a decentralized and automated point-of-care cell therapy supply model, which CellPoint had developed in a strategic collaboration with a third party, Lonza. The platform that we license consists of the end -to-end xCellit® workflow management and monitoring software and Lonza’s Cocoon® platform, a functionally closed, automated manufacturing platform for cell and gene therapies. If, for any reason, the collaboration terminates or is otherwise materially changed and we are no longer entitled to use such technology platform, then we may be unable to secure alternatives to such technology and our research, development or other efforts may be interrupted or delayed, and our financial condition and results of operation may be materially adversely affected.

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

Future commercial success depends on obtaining and maintaining proprietary rights any future product, and our current and any future product candidates, as well as successfully defending these rights against third-party challenges. We will only be able to protect our product candidates, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our product candidates is uncertain due to a number of factors, including:

●	we may not have been the first to make the inventions covered by pending patent applications or issued patents;
●	we may not have been the first to file patent applications for our product candidates or the compositions we developed or for their uses;
●	others may independently develop identical, similar or alternative products or compositions and uses thereof;
●	our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;
●	any or all of our pending patent applications may not result in issued patents;
●	we may not seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;
●	any patents issued to us may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties;
●	our compositions, methods and processes may not be patentable;
●	others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or
●	others may identify prior art or other bases which could invalidate our patents.

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

The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering pharmaceutical compositions may be uncertain and difficult to determine and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office, or USPTO, the European Patent Office, and other foreign counterparts are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Certain U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post- grant review and/or inter partes review in the USPTO. European patents and other foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office, which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination, post-grant review, inter partes review and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

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

In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country- by - country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

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

While it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing or obtaining such an agreement with each party who, in fact, develops intellectual property that we regard as our own. In addition, such agreements may be breached or may not be self -executing, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

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

Risks associated to the legal uncertainty around the Unitary patent court in Europe

In Europe, the Unitary Patent Court (UPC) has opened on the 1st June 2023, and is a new court that is competent in matters of patent litigation for European patent, unless opted out, and unitary patents. Decisions from the UPC will have effect in all member states party to the UPC, and revocation in front of the UPC would potentially create a loss of rights in major jurisdictions including inter alia France, the Netherlands, Italy and Germany. Whereas we endeavor to evaluate and mitigate such a risk, new case law will emerge and at the moment remains uncertain.

Risks related to our employee matters

Our future success depends on our ability to retain the members of our Executive Committee and to attract, retain and motivate qualified scientists, development, and medical staff, consultants and advisors. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our industry has experienced a high rate of turnover of management and other personnel in recent years. Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel, many of whom have been instrumental for us and have substantial experience with our therapies and related technologies. We are highly dependent on our management, scientific and medical personnel, especially our Executive Committee, which at the date of this annual report is comprised of: (i) Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), our Chief Executive Officer; (ii) Thad Huston, our Chief Operating Officer, and Chief Financial Officer; (iii) Annelies Missotten, our Chief Human Resources Officer; and (iv) Valeria Cnossen, our General Counsel, each of whose services are critical to the successful implementation of our product candidates’ acquisition, development and regulatory strategies. To our best knowledge, we are not aware of any present intention of any of these individuals to leave our company. In order to induce valuable employees to continue their employment with us, we have granted subscription rights and restricted stock units (RSUs) that vest over time. The value to employees of subscription rights that vest over time is significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies.

Despite our efforts to retain valuable employees, members of our management, scientific, development, and medical teams may terminate their employment with us at any time, with or without notice. The loss of the services of any of the members of our Executive Committee or other key employees and senior scientists could delay our research, development and other activities, and our inability to find suitable replacements could harm our business, financial condition and prospects. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers, as well as junior, mid-level and senior scientific and medical personnel.

We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical, biotechnology, pharmaceutical and other businesses. Many of the other pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we have to offer. Therefore, we might not be able to attract or retain these key personnel on conditions that are economically acceptable. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can develop and commercialize products or product candidates could be adversely affected.

Furthermore, we will need to recruit new managers and qualified scientific, regulatory and financial personnel to develop our business as we expand into the fields that will require additional skills and expertise, including oncology. Our inability to attract and retain these key personnel could prevent us from achieving our objectives and implementing our business strategy, which could have a material adverse effect on our business and prospects.

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

In particular, our business activities may be subject to the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the U.K. Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give, anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise, and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non- U.S. governments. Additionally, in many other countries, the health care providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are governmental entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently the SEC and U.S. Department of Justice have increased their FCPA enforcement activities with respect to pharmaceutical companies. There is no certainty that all of our employees, agents, contractors, CROs, consultants, vendors, or collaboration partners, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws and regulations. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person could allege such misconduct, even if none occurred. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, and financial condition.

We could be subject to liabilities under human rights, corruption, environmental, sustainability, health and safety laws or regulations, or fines, penalties or other sanctions, if we fail to comply with such laws or regulations or otherwise incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous human rights, corruption, environmental, sustainability, health and safety laws, regulations, and permitting requirements, including those governing laboratory procedures, decontamination activities and the handling, transportation, use, remediation, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous materials, including chemicals, radioactive isotopes and biological materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination, injury or illness from these materials or wastes either at our sites or at third- party disposal sites. In the event of such contamination, injury or illness, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs and reputational loss associated with civil or criminal fines and penalties. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to illness or injuries to our employees resulting from the use of hazardous materials or other work-related illnesses or injuries, this insurance may not provide adequate coverage against potential liabilities.

In addition, we may incur substantial costs in order to comply with current or future environmental, sustainability, health and safety laws, regulations or permitting requirements, in which case our research, development or other efforts may be interrupted or delayed, and our financial condition and results of operation may be materially adversely affected. As of date of this annual report, we will be subject to the EU’s Corporate Sustainability Reporting Directive (CSRD) and therefore required, starting next financial year, to report in our annual report on a broad range of sustainability-related impacts, risks and opportunities on the basis of the European Sustainability Reporting Standards which require, in particular, disclosures on environmental protection, social responsibility and treatment of employees, respect for human rights, anti-corruption, bribery and diversity. In connection with these reporting obligations, we will be required to formulate long-term ESG targets, policy and strategic plans, and to conduct due diligence for our own operations and supply chain. As the CSRD requires reporting based on a double materiality assessment – we will need to be in a position to make both (i) an inside-out assessment of impact materiality (meaning a consideration of the impact of our corporate activity on sustainability matters from the perspective of citizens, consumers, employees, etc.) and (ii) an outside-in assessment of financial materiality (meaning a consideration of sustainability matters which, from the investor perspective, are material to our development, performance and financial position).These current or future laws, regulations and permitting requirements may impair our research, development or production efforts. Failure to comply with these laws, regulations and permitting requirements also may result in substantial fines, penalties or other sanctions. As an example, climate change and more specifically the related current and future regulatory requirements, as well as the accelerated transition to a low carbon economy globally, might adversely impact Galapagos’ compliance status and value chain, if not addressed adequately.

Risks related to our business operations and growth

We are dependent on the transfer of the Jyseleca® business, including the European and UK Marketing Authorizations, the commercial, medical affairs and development activities for Jyseleca® and approximately 400 Galapagos positions in 14 European countries, to Alfasigma.

On 30 October 2023, we announced the signing of a letter of intent contemplating a transfer of the Jyseleca® business to Alfasigma, including the European and UK marketing authorizations, the commercial, medical affairs and development activities for Jyseleca® and approximately 400 positions in 14 European countries. The completion of the intended transaction is subject to the execution of a definitive agreement and customary conditions, including regulatory approvals and consultations with works councils.

On 30 December 2023, we signed definitive agreements with Alfasigma, and on 31 January 2024, we completed the transfer of the commercial, medical affairs and development activities for Jyseleca® and approximately 400 positions in 14 European countries. Galapagos will receive a €50 million upfront payment, potential sales-based milestone payments totaling €120 million and mid-single to mid-double-digit royalties on European sales. Galapagos will contribute up to €40 million to Alfasigma by June 2025 for Jyseleca® related development activities.

Until the completion of the transfers of the European and UK marketing authorizations for filgotinib to Alfasigma, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expenses. Additionally, filgotinib could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with filgotinib. Additionally, if product liability lawsuits related to filgotinib are brought against us, we may incur substantial liabilities and may be required to limit the related commercialization.

If Alfasigma is not successful in commercializing filgotinib in Europe, we may not receive the potential milestones and royalty payments pursuant to the definitive agreement with Alfasigma.

If we fail to manage our growth effectively, our ability to develop and commercialize products could suffer.

We expect that if our drug discovery efforts continue to generate product candidates, our clinical product candidates continue to progress in development, and we continue to build our development, and medical organizations, we will require significant additional investment in personnel, management and resources. Our ability to achieve our research and development objectives depends on our ability to respond effectively to these demands to expand our internal organization, systems, controls and facilities to accommodate additional anticipated growth and upon our management developing and implementing strategies for us to realize these objectives. If we are unable to manage our growth effectively, our business could be harmed and our ability to execute our business strategy could suffer.

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

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. We often use estimates and assumptions concerning the future. We make reference to section “Critical accounting judgments and key sources of estimation uncertainty” for more information. In addition, because we are a U.S. public company, the Sarbanes- Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures annually, and the effectiveness of our internal control over financial reporting at the end of each fiscal year.

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

Our, our third party partners’ or vendors’, information technology systems and networks could face serious disruptions or suffer security breaches that could adversely affect our business.

To meet business objectives, we rely on both internal information technology (IT) systems and networks, and those of third parties and their vendors, to process and store confidential and sensitive data, including confidential research, business plans, financial information, intellectual property, patient data, customer data and personal data that may be subject to legal protection. The extensive information security and cybersecurity threats, which affect companies globally, pose a risk to the security and availability of these IT systems and networks, and the confidentiality, integrity, and availability of confidential and sensitive data.

These threats may include, but are not limited to, social-engineering attacks (including through phishing attacks), business email compromise, online and offline fraud, malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, access attacks (such as credential stuffing), ransomware attacks, and supply-chain attacks. These types of incidents continue to be prevalent and pervasive across industries, including in our industry, and such attacks on our systems have occurred in the past and are expected to occur in the future. In addition, we expect the amount and sophistication of the perpetrators of these attacks to continue to expand. Our systems and networks, and those of our third parties and vendors, may also be subject to software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, or telecommunications failures, earthquakes, fires, floods, and other similar threats.

We continuously assess these threats and make investments to increase internal protection, detection, and response capabilities, as well as to increase our third party providers’ capabilities and controls to address this risk.

However, because of the frequently changing attack techniques, along with the increased volume and sophistication of the attacks, there is the potential risk for us to be adversely impacted. Although Galapagos has invested time and resources in the protection of its information technology and other internal infrastructure systems, we and our vendors, like other companies in the industry, have experience attacks from time to time, and we and our vendors may experience other such attacks in the future.

The impact of security breaches and significant disruption in the availability of our information technology and networks could result in reputational, competitive, operational or other business harm, financial costs, litigation (including class action claims), regulatory action (for example, investigations, fines, penalties, audits and inspections), as well as interruptions in our collaborations with our partners, and delays in our research, development work, regulatory approval efforts and other work.

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

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the development or commercialization of our products and product candidates. We currently carry clinical trial liability insurance and product liability insurance at levels which we believe are appropriate for our clinical trials and our commercialization activities. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital or other assets to pay such amounts and our business operations could be impaired. We may not be able to maintain insurance coverage at a reasonable cost or to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

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

We are subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which we conduct our business. Healthcare providers, physicians and third-party payers play a primary role in the recommendation and prescription of any of our approved products and product candidates for which we obtain marketing approval. Our current and future arrangements with third -party payers and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships with third parties through which we market, sell and distribute any products for which we obtain marketing approval. In addition, we may be subject to privacy, data protection and security regulation of the EU, the United States and other jurisdictions in which we conduct our business. See section entitled “Information on the Company – Other healthcare laws and compliance requirements.”

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

In the European Union, or “EU”, we may face particular privacy, data security, privacy and data protection risks in connection with requirements of the Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC, or the “GDPR”, and implementing laws and regulations. The GDPR applies inter alia to the processing of personal data in the context of the activities of an establishment of a controller in the EU. The GDPR has enhanced data protection obligations for controllers of personal data, including, for example, expanded disclosures about how personal data is to be used, limitations on retention of data, enhanced requirements for securing personal data, mandatory data breach notification requirements, restrictions on transferring such personal data outside the European Economic Area, or the “EEA”, including to the United States, appointing data protection officers, conducting data protection impact assessments, and has created onerous liabilities on controllers or processors. The GDPR increases substantially the penalties to which we could be subject in the event of any non-compliance, including possible fines of up to € 20,000,000 or up to 4% of our total worldwide annual turnover of the preceding year for the most serious infringements. The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR. Compliance with the GDPR is a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation and reputational harm in connection with our activities. A similar legislative framework, including similar obligations and penalties, applies in Switzerland and the UK, where similar efforts are needed.

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

We are also subject to evolving European privacy laws on electronic marketing and cookies. The EU is in the process of replacing the e- Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation. While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process. In February 2021, the EU Member States reached agreement on the European Council’s negotiating mandate for the European Parliament. While the final draft of the e- Privacy Regulation is closer to being finalized, it is unlikely that the new ePrivacy Regulation will come into effect before 2023. Preparing for and complying with the ePrivacy Regulation (if and when it becomes effective) has required, and will continue to require, us to incur substantial operational costs and may require us to change our business practices.

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

We may also fail to comply with other privacy and data protection laws and regulations in other jurisdictions where we are active and/ or operating, including but not limited to the United States.

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

We may acquire companies, businesses and products that complement or augment our existing business. Because our programs may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these proprietary rights. We may be unable to acquire or in- license any compositions, processes or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The acquisition and licensing of third-party intellectual property rights is a competitive area, and other companies having a competitive advantage over us due to their size, cash resources or otherwise, may pursue strategies to in-license or acquire third-party intellectual property rights that we may consider attractive. We may not be able to integrate any acquired companies, business or products successfully, or operate any acquired company, business or product profitably. Integrating any newly acquired companies, business or products could be expensive and time-consuming. Integration efforts often take a significant amount of time, place a significant strain on managerial, operational and financial resources, could result in loss of key personnel and could prove to be more difficult or expensive than we predict. The diversion of our management’s attention and any delay or difficulties encountered in connection with any future acquisitions or in-licensing we may consummate could result in the disruption of our ongoing business or inconsistencies in standards and controls that could negatively affect our ability to maintain third-party relationships. Moreover, we may need to raise additional funds through public or private debt or equity financing, or issue additional shares, to acquire any businesses or products, which may result in dilution for shareholders or the incurrence of indebtedness.

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

The occurrence of unforeseen or catastrophic events, including extreme weather events and other acts of god or natural disasters, man-made disasters, electricity or telecommunication interruption, geopolitical and other economic or political conditions or events (such as the armed conflict between Russia and Ukraine or the conflict in Israel and Gaza) or the emergence of epidemics or diseases, depending on their scale, may cause different degrees of damage to the national and local economies and could cause a disruption in our operations and have a material adverse effect on our financial condition and results of operations. Such events may also cause the market price and demand for our ADSs or ordinary shares to fluctuate substantially. Man-made disasters, epidemics or disease, and other events connected with the regions in which we operate could have similar effects. If a natural or man-made disaster, electricity or telecommunication interruption or other event occurred that prevented us from using all or a significant portion of our facilities, that damaged critical infrastructure, such as clinical trial sites or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business.

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

As of December 31, 2023, we had cumulative carry forward tax losses of € 776.8 million related to entities in Belgium, and €21.9 million related to the other entities of our group. These are available to carry forward and offset against possible future taxable income for an indefinite period in Belgium, but €2.2 million of these tax loss carryforwards in the United States will expire between 2028 and 2034. If we are unable to use tax loss carryforwards to reduce possible future taxable income or in case of changes in tax regulations affecting the use of tax loss carryforwards, our business, results of operations and financial condition may be adversely affected.

As a company active in research and development in Belgium and France, we have benefited from certain research and development incentives including, for example, but not limited to, the Belgian research and development tax credit and the French research tax credit (crédit d’impôt recherche). These tax credits can be offset against Belgian and French corporate income tax due, respectively. The excess portion may be refunded as from the end of a five-year fiscal period for the Belgian research and development incentive (this period of five years is reduced to four years for tax credits carried forward as from the accounting year starting 1 January 2024), and at the end of a three-year fiscal period for the French research and development incentive. As from the accounting year starting 1 January 2024, it is optional for the company in Belgium to either apply the tax credit to any corporate income tax due or to carry-over the tax credit to a subsequent taxable period (up to the four-year refund period). The research and development incentives are both calculated based on the amount of eligible research and development expenditure. The Belgian tax credit represented €20.9 million for the year ended December 31, 2021, and €17.3 million for the year ended December 31, 2022, and €26.3 million for the year ended December 31, 2023. The French tax credit amounted to €12.4 million for the year ended December 31, 2021, and €11.4 million for the year ended December 31, 2022, and €6.5 million for the year ended December 31, 2023. The Belgian and/or French tax authorities may audit each research and development program in respect of which a tax credit has been claimed and assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and, should the Belgian and/or French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the Belgian or French governments decide to eliminate, or reduce the scope or the rate of, the research and development incentive benefits, either of which they could decide to do at any time, our results of operations could be adversely affected.

As a company active in research and development in Belgium, we also expect to benefit from the innovation income deduction, or IID, in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective tax rate than other revenues. The effective tax rate can thus be reduced down to 3.75%. At the end of 2023, we had €390.3 million of carry-forward IID in Belgium.

On December 14, 2022, the Council of the EU formally adopted the Council Directive on ensuring a global minimum level of taxation for multinational groups in the Union, laying down rules for ensuring a minimum level of effective corporate taxation of large multinational groups and large-scale purely domestic groups operating in the

Single Market. The Directive is largely aligned with the OECD Model Rules agreed by the Inclusive Framework and published on December 20, 2021 (the so -called “Pillar II”). The aim of the directive is to realize a 15% global minimum effective tax rate at country-per-country level. At this stage, no carve-out for patent box regimes or R&D incentives is included in the directive. This directive could have an impact on the company’s future effective tax rate and/or tax attributes. Member States will now have to transpose said directive into their national laws before December 31, 2023.

The Belgian Pillar II rules will enter into force in two steps: the income inclusion rule (or “IIR”) and the Qualified Domestic Minimum Top-up Tax (or “QDMTT”) will enter into force for taxable periods starting as of December 31, 2023, whereas the rules regarding the Undertaxed Profit Rule (or “UTPR”) will enter into force for taxable periods starting as of December 31, 2024.

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

Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, among others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of July 23, 1990, or the Parent-Subsidiary Directive, as amended, or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions. Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.-Belgium Tax Treaty. The U.S.-Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers that are the beneficial owner of the dividend income concerned, provided that the U.S. taxpayer meets the limitation on benefits conditions imposed by the U.S.-Belgium Tax Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Tax Treaty. The 5% withholding tax applies in cases where the U.S. shareholder, beneficial owner of the income, is a company which holds at least 10% of the voting shares in the company. A 0% Belgian withholding tax applies when the shareholder, beneficial owner of the income, is a U.S. company which has held directly at least 10% of the capital in the company for at least 12 months on the date the dividend is declared, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation on benefits conditions as imposed by the U.S.-Belgium Tax Treaty.

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2023 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. Because we believe we were a PFIC for our 2023 taxable year, this could result in adverse U.S. tax consequences to certain U.S. holders.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Our status as a PFIC depends on the composition of our income and the composition and value of our assets (for which purpose the total value of our assets may be determined in part by reference to the market value of the ADSs and our ordinary shares, which are subject to change) from time to time. Because we believe we were a PFIC for the 2023 taxable year, certain U.S. holders of the ADSs may suffer adverse tax consequences, including, but not limited to, having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, losing the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. See “Item 10.E.—Taxation—Certain Material U.S. Federal Income Tax Considerations to U.S. Holders—Passive Foreign Investment Company Considerations.”

Based upon the value of our assets, including any goodwill, and the composition of our income and assets, we believe that we were a PFIC for our 2023 taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years. Because we were a PFIC for the 2022 taxable year, we will provide information necessary for our U.S. holders to make a “qualified electing fund,” or QEF, election with respect to us for the 2023 taxable year and expect to provide such information for any subsequent year if we believe we are a PFIC. We will provide such information on our website.

We believe that we were not a controlled foreign corporation, or CFC, for U.S. federal income tax purposes for the 2023 taxable year. If we were to qualify as a CFC, this could result in adverse U.S. federal income tax consequences to certain U.S. holders.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents and royalties, gains from the sale of securities, and income from certain transactions with related parties. For tax years beginning after December 31, 2017, each Ten Percent Shareholder of a CFC is also required to include in income such Ten Percent Shareholder’s share of “global intangible low-taxed income” with respect to such CFC. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. A non- U.S. corporation generally will be classified as a CFC for United States federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) who owns or is considered to own 10% or of either (1) the total combined voting power of all classes of stock entitled to vote of such corporation or (2) the total value of all classes of stock of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. In addition, recent changes pursuant to U.S. tax reform to the attribution rules relating to the determination of CFC status may make it difficult to determine our CFC status for any taxable year.

To our best knowledge, we do not believe that we were a CFC for the taxable year ended December 31, 2023. Furthermore, it is possible that our non-United States subsidiaries will be CFCs for the taxable year ended December 31, 2023 (or future taxable years) even if we are not a CFC for such taxable year(s). However, we cannot provide any assurances regarding our status or the status of our subsidiaries as a CFC for the 2023 taxable year or any future taxable years. U.S. holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC, we generally will not be treated as a PFIC with respect to those U.S. holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

We may be forced to repay the technological innovation grants if we fail to comply with our contractual obligations under the applicable grant agreements.

We have received several technological innovation grants to date, totaling €37.2 million as of December 31, 2023, from an agency of the Flemish government to support various research programs and technological innovation in Flanders. These grants carry clauses which require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. If we fail to comply with our contractual obligations under the applicable technological innovation grant agreements, we could be forced to repay all or part of the grants received. Such repayment could adversely affect our ability to finance our research and development projects. In addition, we cannot ensure that we will then have the additional financial resources needed, the time or the ability to replace these financial resources with others.

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

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, the Exchange Act, and the rules and regulations adopted by the SEC and the U.S. Public Corporation Accounting Oversight Board, or PCAOB, and other applicable securities rules and regulations imposing various requirements on non-U.S. public companies. Further, compliance with various regulatory reporting requires significant commitments of time from our management and our directors, which reduces the time available for the performance of their other responsibilities. Our failure to track and comply with the various rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, lead to additional regulatory enforcement actions, and could adversely affect the value of the ADSs or our ordinary shares. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Risks related to ownership of our ordinary shares and ADSs

The market price of the ordinary shares and ADSs could be subject to wide fluctuations.

The market price of the ordinary shares and ADSs could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including (without any limitation):

●	actual or anticipated fluctuations in our financial condition and operating results;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	competition from existing products or new products that may emerge;
●	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;
●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
●	issuance of new or updated research or reports by securities or industry analysts;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us; share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	additions or departures of key management or scientific personnel;
●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;
●	changes to coverage policies or reimbursement levels by commercial third-party payers and government payers and any announcements relating to coverage policies or reimbursement levels;
●	announcement or expectation of additional debt or equity financing efforts;
●	public concern relating to the commercial value or safety of any of our products or product candidates;
●	changes in government regulations;
●	positive or negative results of testing and clinical trials by us, strategic partners or competitors;
●	outcome of regulatory review of our product candidates;
●	sales of the ordinary shares and ADSs by us, our insiders or our other shareholders; and
●	general economic and market conditions.

In addition, although the ordinary shares are listed on Euronext Brussels and Euronext Amsterdam, and the ADSs are listed on the Nasdaq Global Select Market stock exchange, we cannot assure that a trading market for those securities will be maintained.

These and other market and industry factors may cause the market price and demand for the ordinary shares and ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ordinary shares and ADSs and may otherwise negatively affect the liquidity of our capital shares. In addition, the stock market in general, and biotechnology and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

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

As of the date of this annual report on Form 20-F, our executive officers, Directors, current 5% or greater shareholders and their affiliated entities, including Gilead Sciences, Inc. and its affiliates, together beneficially own approximately 50.01% of our ordinary shares, including shares in the form of ADSs. This concentration of ownership might have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial, and might therefore negatively affect the market price of the ADSs.

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

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of the ordinary shares and ADSs appreciates.

We have no present intention to pay dividends in the foreseeable future. Even if future operations lead to significant levels of distributable profits, we currently intend that any and all earnings will be reinvested in our business. Any proposal by our Board of Directors to pay dividends will depend on many factors, including our financial condition (including losses carried-forward), results of operations, legal requirements, business prospects, cash requirements, new product development, and other factors. Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules and Belgian generally accepted accounting principles as used by us in the preparation of these accounts. In addition, in accordance with Belgian law and our Articles of Association, we must allocate each year an amount of at least 5% of our annual net profit under our non-consolidated statutory accounts to a legal reserve until such legal reserve equals 10% of our share capital. Therefore, we are unlikely to pay dividends or other distributions in the foreseeable future. If the price of the ordinary shares and ADSs declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends. Accordingly, investors cannot rely on cash dividend income from ordinary shared and ADSs and any returns on an investment in the ordinary shares and ADSs will likely depend entirely upon any future appreciation in the price of the ordinary shares and ADSs.

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

Under Belgian corporate law, other than certain limited information that we must make public and except in certain limited circumstances, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of its shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of director liability under limited circumstances. In addition, a majority of our shareholders present or represented at our Shareholders’ Meeting may release a member of our Board of Directors from any claim of liability we may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided, in some cases, that the relevant acts were specifically mentioned in the convening notice to the Shareholders’ Meeting deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination. Please see the section of this annual report titled “Item 10.B.—Memorandum and Articles of Association.”

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

In accordance with the Belgian Companies Code, our Articles of Association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis and in exchange for contributions in cash, for any issue of new shares, convertible bonds or subscription rights that, unless such rights are cancelled or limited either by resolution of our Shareholders’ Meeting or by our Board of Directors in the framework of the authorized capital, as described below. The Extraordinary Shareholders’ Meeting authorized the Board of Directors to increase the share capital of Galapagos NV, in one or several times, and under certain conditions set forth in extenso in our articles of association. We refer to this authority for our Board of Directors to increase our share capital as our authorized capital. This authorization consists of two parts. A general authorization for capital increases up to 20% of the share capital at the time of convening the Shareholders’ Meeting of October 22, 2019 (i.e. €67,022,402.04) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. November 13, 2019, so until November 12, 2024. A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening the shareholders' meeting of April 25, 2017 (i.e. € 82,561,764.93), was renewed and was valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. May 31, 2017, so until May 30, 2022. This specific part of the authorized capital can, however, only be used in a number of specific circumstances and upon a resolution of the Board of Directors that all its independent members within the meaning of article 7:87 of the Belgian Companies Code) approve. This specific authorization was not renewed in 2022. As of the date of this annual report, our Board of Directors may decide to issue up to 3,062,207.06 ordinary shares pursuant to the general authorization. Please see the section of this annual report titled “Item 10.B.—Memorandum and Articles of Association.” Absent renewal by our shareholders of this authorization of the Board of Directors or absent cancellation or limitation by our shareholders of the preferential subscription rights of our existing shareholders, the requirement to offer our existing shareholders the preferential right to subscribe, pro rata, for new shares being offered may as a practical matter preclude us from timely raising capital on commercially acceptable terms or at all.

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

While we currently qualify as a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or Directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. As of March 15, 2024, a majority of our executive officers and Directors are not U.S. citizens or residents.

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

We are a Belgian public limited liability company. Less than a majority of the members of our Board of Directors and members of our Executive Committee are residents of the United States. All or a substantial portion of the assets of such non -resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States (as amended from time to time) are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Belgium. This will depend on the applicable Belgian national rules.

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

We are currently operating as a single operating segment. Prior to the disposal of Fidelta we had two reportable segments, R&D and fee-for-service business. On January 4, 2021 however we sold our Croatian subsidiary and fee for service business Fidelta to Selvita, who acquired 100% of the outstanding shares in Fidelta. Due to the disposal of Fidelta (our fee-for-service segment), we have reported this segment as discontinued operations in our income statement of 2021.

On June 21, 2022, we acquired all outstanding shares of CellPoint B.V., a Dutch company dedicated to developing CAR-T therapies at the point-of-care, and AboundBio, Inc., a privately held U.S. biotechnology company. Each was acquired through an all-cash transaction. CellPoint was acquired for an upfront payment of €125 million, with milestone payments of up to €100 million. AboundBio was acquired for a payment of $14 million. We believe we reinforced our portfolio through the acquisitions by gaining access to a new therapeutic area, oncology as well as a decentralized and automated point-of-care cell therapy supply model and a fully human antibody-based therapeutics platform.

On October 30, 2023, we signed a letter of intent contemplating a transfer of the Jyseleca® business to Alfasigma S.p.A. (Alfasigma). The final agreement was signed on December 30, 2023 and the transaction was closed on January 31, 2024. The transfer includes the European and UK Marketing Authorizations, and the commercial, medical affairs and development activities for Jyseleca®. In connection with the completion of the transaction, approximately 400 Galapagos positions in 14 European countries transferred to Alfasigma to support business continuity and ongoing patient access for the Jyseleca® business. We received a €50 million upfront payment in connection with the transfer, and expect to receive potential milestone payments totaling €120 million and mid-single to mid-double-digit royalties on European sales. We will contribute up to €40 million by June 2025 to Alfasigma for Jyseleca® related development activities.

The transfer of our Jyseleca business has been determined to meet the criteria to be classified as held for sale and discontinued operations in our financial statements for the year ended December 31, 2023. We also presented all income statement items fully related to the Jyseleca® business to be transferred on a separate line “Net profit/loss (-) from discontinued operations, net of tax” in our consolidated income statement. The consolidated income statement for all comparative periods reported in these consolidated financial statements were restated as well to show the discontinued operations on a separate line.

Our actual capital expenditures for the years ended December 31, 2021, 2022, and 2023 amounted to €57.9 million, €36.9 million, and €19.3 million respectively. These capital expenditures primarily consisted of land, buildings, laboratory equipment, leasehold improvements, and intangible assets. We anticipate our capital expenditure in 2024 to be financed from our cash reserves. For more information on our capital expenditures, see the section of this annual report titled “Item 5.B.—Liquidity and capital resources—capital expenditures.”

B.     Business overview

We are a global biotechnology company with operations in Europe and the US dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of potentially best-in-class small molecules, CAR-T therapies, and biologics in oncology and immunology. With capabilities from lab to patient, including a decentralized, point-of-care CAR-T manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees and shareholders.

Our clinical pipeline includes: 1) GLPG5101, a CD19 CAR-T product candidate manufactured near point-of-care, currently in Phase 1/2 in rrNHL; 2) GLPG5201, a CD19 CAR-T product candidate manufactured near point-of-care, currently in Phase 1/2 in rrCLL; 3) GLPG5301, a BCMA CAR-T product candidate manufactured near point-of-care, for which we initiated clinical development in rrMM, and 4) GLPG3667, a TYK2 inhibitor currently in Phase 2 clinical trial in DM and in SLE. In both our oncology and immunology portfolios, we have multiple product candidates in early research stages.

Below is an overview of our current key pipeline assets:

On 31 January 2024, we announced the successful completion of the transaction to transfer our Jyseleca® (filgotinib) business to Alfasigma. The transaction includes the transfer of the entire Jyseleca® business, including the European and UK Marketing Authorizations, and the commercial, medical affairs and development activities for Jyseleca®. In connection with the completion of the transaction, approximately 400 Galapagos employees in 14 European countries transferred to Alfasigma to support business continuity and ongoing patient access with respect to the Jyseleca® business.

Lead programs

ONCOLOGY

CAR-T pipeline programs manufactured at or near the point-of-care

1.	GLPG5101: CD19 CAR-T in relapsed/refractory non-Hodgkin’s lymphoma

Non-Hodgkin’s lymphoma (NHL) is a cancer originating from lymphocytes, a type of white blood cell which is part of the body’s immune system. NHL can occur at any age although it is more common in adults over 50 years old. Initial symptoms usually are enlarged lymph nodes, fever, and weight loss. There are many different types of NHL. These types can be divided into aggressive (fast- growing) and indolent (slow-growing) types, and they can be formed from either B lymphocytes (B cells) or in lesser extent from T lymphocytes (T cells) or Natural Killer cells (NK cells). B cell lymphoma makes up about 85% of NHL cases diagnosed in the US. Prognosis and treatment of NHL depend on the stage and type of disease.

GLPG5101 is a second generation anti-CD19/4-1BB CAR-T product candidate, administered as a single fixed intravenous dose. The safety, efficacy, and feasibility of point-of-care manufactured GLPG5101 are currently being evaluated in the ATALANTA-1 Phase 1/2, open-label, multicenter study in patients with relapsed/refractory non-Hodgkin lymphoma (rrNHL).

The primary objective of the Phase 1 part of the study was to evaluate safety and to determine the recommended dose for the Phase 2 part of the study. Secondary objectives include assessment of efficacy and feasibility of near the point-of-care manufacturing of GLPG5101. The dose levels that were evaluated in Phase 1 are 50x106 (DL1), 110x106 (DL2) and 250x106 (DL3) CAR+ viable T cells. The primary objective of the Phase 2 part of the study is to evaluate the Objective Response Rate (ORR) while the secondary objectives include Complete Response Rate (CRR), duration of response, progression free survival, overall survival, safety, pharmacokinetic profile, and the feasibility of point-of-care manufacturing. Each enrolled patient will be followed for 24 months.

To further build a robust data package, patient recruitment of the Phase 1 dose-finding part of ATALANTA-1 is ongoing. As of 1 September 2023 (cut-off date), 14 heavily pre-treated rrNHL patients with diffuse large B cell lymphoma, mantle cell lymphoma and indolent lymphoma were enrolled (7 at DL1 and 7 at DL2). In parallel, enrollment of the Phase 2 expansion study is ongoing, and the first 9 patients have been dosed.

In December 2023, we presented promising new preliminary data from the ATALANTA-1 Phase 1 dose-finding part of the study and preliminary data of the Phase 2 expansion part during a poster session at the 65th Annual American

Society of Hematology (ASH) Congress San Diego (cut-off date: 1 September 2023). The detailed results are presented below.

Encouraging efficacy data in rrNHL: ATALANTA-1 preliminary results in heavily pretreated patient population

Phase 1
Phase 2
Patients (%)
100
80
60
40
20
0
2/14
1/14
11/14
1/7
1/7
5/7
1/7
6/7
1/7
2/7
4/7
All patients (n=14)
DL1 (n=7)
DL2 (n=7)
All efficacy-evaluable patients (n=7)
CR
PR
No response

Data presented at ASH 2023 (Kersten MJ, et al). ASH poster #2113, 9 Dec 2023 17:30–19:30 CET. Cut-off date: 1 September 2023

DL1: 50x1006 CAR-positive viable T cells, DL2: 110x1006 CAR-positive viable T cells. DL, dose level; CR, complete response; CRR, complete response rate; ORR, objective response rate; PR, partial response; rrNHL, relapsed/refractory non-Hodgkin lymphoma.

●	In the Phase 1 part of the study (cut-off date: 1 September 2023):
o	GLPG5101 showed an encouraging safety profile. Most treatment emergent adverse events (TEAEs) were Grade 1 or 2 and the majority of the few Grade ≥ 3 events were hematological. No cytokine release syndrome (CRS) Grade > 3 and no immune effector cell associated neurotoxicity syndrome (ICANS) Grade ≥ 2 were observed.
o	12 of 14 evaluable patients responded to treatment (ORR of 86%), with 11 of 14 patients achieving a Complete Response (CRR of 79%). 6 of 7 patients treated with the higher dose level (DL2) responded to treatment (ORR of 86%) and achieved a Complete Response (CRR of 86%). At the time of the analysis, 8 of 12 responding patients (67%) had an ongoing response, with a duration up to 15 months (median follow-up of 8.6 months); 2 of the 4 patients who progressed after an initial response had a CD19 positive relapse and 1 had confirmed CD19-negative disease.

●	In the Phase 2 part of the study (cut-off date: 1 September 2023):
o	GLPG5101 showed an encouraging safety profile with most TEAEs of Grade 1 or 2; the majority of Grade ≥ 3 events were hematological. No CRS Grade > 2 and ICANS was seen in one patient (Grade 3).
o	6 of 7 evaluable patients responded to treatment (ORR of 86%) and a Complete Response was observed in 4 of 7 patients (57%). At the time of the analysis, all 6 responding patients (100%) had an ongoing response with a median follow-up of 3.2 months.

At ASH, we also showcased encouraging preliminary translational data with regard to the status of the CAR-T cells in the GLPG5101 final product (FP).

A thorough characterization of the collected patient material in the ATALANTA-1 trial (19 patients) revealed an increased percentage of ‘early phenotype’ T cells (i.e. TN/SCM and TCM, CD4+ and CD8+) in the final product compared to the starting material (apheresed blood). This was in line with the observed decrease in more differentiated, ‘late phenotype’ T cells (i.e. TEM/EFF, CD4+ and CD8+).

This early phenotype reflects the differentiation status of the cells, which is associated with enhanced functionality and persistence of CAR-T cells after infusion in the patient.

GLPG5101 product characteristics

GLPG5101 enriches frequency of early phenotype (i.e. $T_{N/SCM}$ and T_{CM}) $CD4^+$ and $CD8^+$ CAR-T cells in final drug product (FP) compared to T cells in starting material (SM), in tandem with decrease in $T_{EM/EFF}$ CAR-T cells

Differentiation
T N
T SCM
T CM
T EM
T EFF
N: Naïve
SCM: Stem cell memory
CM: Central memory
EM: Effector memory
EFF: Terminal effector
Phenotype percentages of CD4+ or CD8+ (gated on CAR-T cells for FP) for paired patient samples (n=19)
CD4+
T N/SCM
T CM
T EM/EFF
med: 3.3
med: 7.6
med: 20.7
med: 33.6
med: 76.3
med: 55.8
T cell subset (% of CD4+ cells)
100
75
50
25
0
SM
FP
CD8+
T N/SCM
T CM
T EM/EFF
med: 2.4
med: 9.4
med: 8
med: 30.3
med: 87.2
med: 56.9
T cell subset (% of CD8+ cells)
T N/SCM (CD45RO-CD197+)
T CM (CD45RO+CD197+)
T EM/EFF (CD45RO+/-CD197-)
Median of the differences (n=19)
phase 1
phase 2

Poster presented at the 2023 ASH Annual Meeting and Exposition; December 9-12, 2023; San Diego, CA. Cut-off date of 1 September 2023. Exploratory flow cytometry analysis of T-cell subsets in the apheresis starting material (SM) and final product (FP), showing box plots with first quartile (Q1), median (Q2) and third quartile (Q3), whiskers as well as all the individual datapoints. Med, median.

In addition, we evaluated the kinetics of expansion of the manufactured CAR-T cells in the patient by measuring the levels of CAR vector copies in blood after infusion.

Robust CAR-T cell expansion was observed in the treated patients across all dose levels with a median time to peak expansion of 14 days. In 3 out of 4 evaluable patients, we were able to detect the GLPG5101 CAR-T cells up to 9 months post-infusion (cut-off date of 1 September 2023).

These findings support the persistence of GLPG5101, which could be an early predictor of durable responses.

The ATALANTA-1 preliminary data suggest that Galapagos’ CAR-T point-of-care manufacturing platform can deliver a fit product in a median vein-to-vein time of only seven days.

2.	GLPG5201: CD19 CAR-T in relapsed and refractory chronic lymphocytic leukemia

Chronic lymphocytic leukemia (CLL) is one of the chronic lymphoproliferative disorders (lymphoid neoplasms). It is characterized by a progressive accumulation of functionally incompetent lymphocytes, which are usually monoclonal in origin. CLL affects B-cells in the blood and bone marrow.1 Richter Transformation (RT) is an uncommon clinicopathological condition observed in patients with CLL. It is characterized by the sudden transformation of the CLL into a significantly more aggressive form of large cell lymphoma and occurs in approximately 2-10% of all CLL patients. CLL usually follows an indolent course and is an incurable disease. Patients who develop relapsed and refractory disease and become resistant to new agents have a dismal prognosis and a high unmet medical need for new therapeutic options such as CAR-T cells. With estimated incidence of 4.7 new cases per 100,000 individuals, CLL is the most prevalent lymphoid malignancy and is the most common adult leukemia in the US and in Europe.2 The annual incidence of patients with RT has been estimated at 1,900 new patients in the US and 2,000 in the EU5.3.

1 Wierda WG. Chronic lymphocytic leukemia/ Small lymphocytic lymphoma fact sheet. In: Foundation LR, editor: https://www.lymphoma.org/wp-content/uploads/2018/04/LRF_FACTSHEET_CLL_SLL.pdf.2018.

2 Siegel RL, Miller KD, Fuchs HE, Jemal A. Cancer Statistics, 2021. CA: A Cancer Journal for Clinicians. 2021;71(1):7-33.

3 IMARC report, 2023; 2-15% of incidence per Lightning Health literature review; Sigmund AM et al. 2022; Thompson PhA et al. 2022.IMARC report, 2023; 2-15% of incidence per Lightning Health literature review; Sigmund AM et al. 2022; Thompson PhA et al. 2022.

GLPG5201 is a second generation anti-CD19/4-1BB CAR-T product candidate, administered as a single fixed intravenous dose. The, safety, efficacy, and feasibility of point-of-care manufactured GLPG5201 are currently being evaluated in the EUPLAGIA-1 Phase 1/2, open-label, multicenter study in patients with rrCLL and rrSLL (small lymphocytic lymphoma), with or without RT.

Patients with CD19 rrCLL or rrSLL with >2 lines of therapy are eligible to participate, and patients with RT are eligible regardless of prior therapy. The primary objective of the Phase 1 part of the study is to evaluate safety and determine the recommended dose for the Phase 2 part of the study. The dose levels that are evaluated in the Phase 1 part of the study are 35x106 (DL1), 100x106 (DL2), and 300x106 (DL3) CAR+ viable T cells.

The primary objective of the Phase 2 part of the study is to assess the ORR, and the secondary objectives include the analysis of the CRR, duration of response, progression free survival, overall survival, safety pharmacokinetic profile, and feasibility of point-of- care manufacturing.

In February 2023, we presented initial encouraging safety and efficacy data (cut-off date: 9 January 2023) from the EUPLAGIA-1 Phase 1 study during a poster session at the EBMT-EHA 5th European CAR-T-cell Meeting in Rotterdam.

As of 6 September 2023, patient recruitment of the Phase 1 dose-finding part of EUPLAGIA-1 had been completed and, 15 patients (6 at dose level 1 (DL1); and 9 at dose level 2 (DL2)) were enrolled, all of whom were diagnosed with rrCLL, and 9 with additional RT. All 15 Phase 1 batches were manufactured at the point-of-care and infused as a single fresh, fit product within a median vein-to-vein time of seven days, with 80% of patients receiving the product in seven days. In December 2023, we presented promising new preliminary data from the Phase 1 dose-finding part of the study during a poster session at the 65th Annual ASH Congress in San Diego. Efficacy data as of day 28 were available for 14 patients; 1 patient did not yet reach the day 28 follow-up visit at the time of the analysis. The results (cut-off date: 6 September 2023) are presented below:

Promising clinical activity observed in RT subset: EUPLAGIA-1 preliminary Phase 1 data in RT patients

Best objective response*
Patients (%)
100
80
60
40
20
0
1/9
2/9
6/9
1/3
2/3
2/6
4/6
All patients (n=9)
DL1 (n=3)
DL2 (n=6)
CR
PR
No response

Data presented at ASH 2023 (Tovar N, et al.) ASH poster #2112, 9 Dec 2023 17:30–19:30 CET. Cut-off date: 6 September 2023.

*Combined response, iwCLL for patients without RT and Lugano classification for patients with RT. DL1: 35×10^6 CAR-positive viable T cells, DL2: 100×10^6 CAR-positive viable T cells. CR, complete response; CRR, CR rate; DL, dose level; ORR, objective response rate; RT, Richter Transformation; PR, partial response; rrCLL, relapsed/refractory chronic lymphocytic leukemia.

●	GLPG5201 showed an encouraging safety profile with most TEAEs of Grade 1 or 2, mostly hematological. CRS Grade 1 or 2 was observed in 47% of the patients, and no CRS Grade ≥ 3 or any ICANS were observed. No deaths were reported.
●	Overall, 13 of 14 efficacy evaluable patients responded to treatment (Objective Response Rate (ORR) of 93%) and 8 of 14 patients achieved a Complete Response Rate (CRR of 57%). 8 of 9 patients with RT responded to treatment (ORR of 89%) and 6 of 9 RT patients achieved a Complete Response (CRR of 67%). At time of analysis, 10 of 13 of responding patients (77%) were in ongoing response with a median follow-up of 6 months; 2 of 3 patients who progressed after an initial response had confirmed CD19-negative disease.

●	On the higher dose level (DL2), 8 of 8 patients responded to treatment (ORR of 100%), 5 of 8 patients achieved a Complete Response (CRR of 63%), and 6 of 6 patients with RT responded to treatment (ORR of 100%).
●	DL2 was selected as the recommended dose for the Phase 2 part of the study.

At the annual EBMT-EHA congress in February 2024, we showcased encouraging preliminary translational data regarding the status of the CAR-T cells in the GLPG5201 final product (FP).

A thorough characterization of the collected patient material in the EUPLAGIA-1 trial (10 patients) revealed an increased percentage of ‘early phenotype’ T cells (i.e. TN/SCM and TCM, CD4+ and CD8+) in the final product compared to the starting material (apheresed blood). This was in line with the observed decrease in more differentiated, ‘late phenotype’ T cells (i.e. TEM/EFF, CD4+ and CD8+).

This early phenotype reflects the differentiation status of the cells, which is associated with enhanced functionality and persistence of CAR-T cells after infusion in the patient.

GLPG5201 product characteristics

GLPG5201 enriches frequency of early phenotype (i.e. $T_{N/SCM}$ and T_{CM}) CD4⁺ and CD8⁺ CAR-T cells in final drug product compared to T cells in starting material, in tandem with a decrease in $T_{EM/EFF}$ CAR-T cells

Differentiation
T_N
N: Naïve
T_{SCM}
SCM: Stem cell memory
T_{CM}
CM: Central memory
T_{EM}
EM: Effector memory
T_{EFF}
EFF: Terminal effector

Phenotype percentages of CD4⁺ or CD8⁺ (gated on CAR-T cells for FP) **for paired patient samples** (n=10)

CD4⁺
$T_{N/SCM}$
med: 6.3
med: 15.8
T_{CM}
med: 21.9
med: 29.1
$T_{EM/EFF}$
med: 68.2
med: 41.6
T cell subset (% of CD4⁺ cells)
100
75
50
25
0
SM
FP
CD8⁺
$T_{N/SCM}$
med: 5.7
med: 23.1
T_{CM}
med: 4.1
med: 29
$T_{EM/EFF}$
med: 90.2
med: 36.3
T cell subset (% of CD8⁺ cells)
$T_{N/SCM}$ (CD45RO⁻CD197⁺)
T_{CM} (CD45RO⁺CD197⁺)
$T_{EM/EFF}$ (CD45RO⁺/⁻CD197⁻)
Median of the differences (n=10)
CLL
RT

Poster presented at the 2023 ASH Annual Meeting and Exposition; December 9-12, 2023; San Diego, CA. Cut-off date: 6 September 2023.

Exploratory flow cytometry analysis of T-cell subsets in the apheresis starting material (SM) and final product (FP), showing box plots with first quartile (Q1), median (Q2) and third quartile (Q3), whiskers as well as all the individual datapoints. Med, median.

Similarly to the ATALANTA-1 study, we evaluated the kinetics of expansion of the manufactured CAR-T cells in the patient by measuring the levels of CAR vector copies in blood after infusion.

CAR-T cell expansion and persistence data was available for 13 of 15 patients. Robust expansion was observed in all patients for the dose levels tested with a median time to peak expansion of 14 days.

In 3 out of 4 evaluable patients, we were able to detect the GLPG5201 CAR-T cells up to 9 months post-infusion (cut-off date of 6 September 2023). These findings support the persistence of GLPG5201, which could be an early predictor of durable responses.

The EUPLAGIA-1 preliminary safety, efficacy and translational data presented above suggest that Galapagos’ CAR-T point-of-care manufacturing platform can deliver a fit product in a median vein-to-vein time of only seven days.

3.	GLPG5301: BCMA CAR-T in relapsed and refractory multiple myeloma

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

Despite improvements in treatment, in general, patients with MM ultimately relapse or become refractory to available regiments. Triple-refractory (refractory to CD38 monoclonal antibodies [mAbs], proteasome inhibitor [PI] and immunomodulatory imide drug [IMiD] or penta-refractory (refractory to CD38 mAbs, 2 Pls and 2 IMiDs) patients have a poor prognosis and are in urgent need of novel treatment options.

GLPG5301 is an autologous, second-generation/4-1BB B-cell maturation antigen (BCMA)-directed CAR-T product candidate, administered as an intravenous infusion of a fresh product in a single fixed dose, at the point-of-care. In December 2023, we announced that the first patient with rrMM was dosed in the Phase 1/2 PAPILIO-1 study.

PAPILIO-1 is a Phase 1/2, open-label, multicenter study to evaluate the safety, efficacy and feasibility of point-of-care manufactured GLPG5301, a BCMA CAR-T product candidate, in patients with relapsed/refractory multiple myeloma (rrMM) after ≥2 prior lines therapy. The primary objective of the Phase 1 part of the PAPILIO-1 study is to evaluate safety and determine the recommended dose for the Phase 2 part of the study. The primary objective of the Phase 2 part of the study is to evaluate the efficacy of GLPG5301, as measured by the ORR. Secondary objectives for both Phase 1 and Phase 2 include further assessment of the safety of GLPG5301, additional efficacy endpoints, including assessment of Minimal Residual Disease (MRD), as well as the feasibility of point-of-care manufacture of GLPG5301 in rrMM patients. Each enrolled patient will be followed for 24 months.

During Phase 1, up to 3 dose levels will be evaluated and at least 12 patients will be enrolled to establish the recommended Phase 2 dose. Approximately 30 additional patients will be enrolled in the Phase 2 part of the study to evaluate the safety and efficacy of GLPG5301.

IMMUNOLOGY

Small molecules pipeline

1.	Jyseleca® franchise

On 31 January 2024, we announced the successful completion of the transaction to transfer our Jyseleca® (filgotinib) business to Alfasigma S.p.A. (Alfasigma).

The transaction includes the transfer of the entire Jyseleca® business to Alfasigma, including the European and UK Marketing Authorizations, and the commercial, medical affairs and development activities for Jyseleca®. In connection with the completion of the transaction, approximately 400 Galapagos positions in 14 European countries transferred to Alfasigma to support business continuity and ongoing patient access.

1.1	Jyseleca® (filgotinib) in rheumatoid arthritis (RA)

RA is a chronic autoimmune disease that affects more than three million patients in the United States and Europe. RA is characterized by inflammation and degeneration of the joints. Patients suffer from pain, stiffness, and restricted mobility due to a persistent inflammation of multiple joints, ultimately resulting in irreversible damage of the joint cartilage and bone. The current market for RA treatments in the five major European markets (EU5) is approximately €3.3 billion. Despite progress in the treatment of RA, there remains a considerable unmet need as sustained remission remains rare1.

1 Chen Y, et al. Clin Rheumatol. 2019 Mar;38(3):727-738. doi: 10.1007/s10067-018-4340-7. Epub 2018 Oct 19.

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

Also in 2020, Gilead Sciences, Inc (Gilead) received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (FDA) for the New Drug Application (NDA) for filgotinib. Consequently, Gilead decided not to advance with resubmission for approval of filgotinib as a treatment for RA in the U.S.

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

Gilead is responsible for the commercialization and distribution of Jyseleca® outside of Europe, including in Japan where Jyseleca® is approved in RA and is co-marketed with Eisai.

In Central and Eastern Europe, Portugal, Greece and the Baltic countries, Swedish Orphan Biovitrum AB (Sobi) is responsible for the distribution and commercialization of Jyseleca®.

Jyseleca® reimbursement in RA in Europe

Jyseleca® in RA is currently reimbursed in Western Europe. Sobi secured reimbursement for Jyseleca® in 2023 in Poland, Slovenia, Slovakia, Estonia, Croatia, and Greece for RA.

See details on the Gilead collaboration on filgotinib in “Collaborations”.

Safety and efficacy in the filgotinib RA development program

Filgotinib showed favorable results in terms of onset of action, efficacy, safety, and tolerability from the FINCH Phase 3 and DARWIN Phase 2 clinical programs.

As part of the filgotinib development program, we initiated FINCH 4 in RA. The FINCH 4 study is a multi-center, open-label, long-term extension study to assess the safety and efficacy of filgotinib in patients with RA, which enrolled subjects who completed either the FINCH 1, FINCH 2, or FINCH 3 studies.

We and Gilead published integrated safety data from 7 RA studies in Annals of the Rheumatic Diseases (Winthrop et al. 2021). Data were integrated from 3 Phase 3 studies (FINCH 1 – 3), 2 Phase 2 studies (DARWIN 1, 2), and 2 long-term extension studies (DARWIN 3, FINCH 4) including up to 5.6 years of filgotinib exposure, and over a median of 1.6 years. In this pooled analysis, filgotinib was well-tolerated, and no new safety concerns were identified. Adverse events of MACE and deep venous thrombosis (DVT)/pulmonary embolism (PE) were rare and occurred in similar numbers among all treatment groups, and with a similar incidence rate across all dose groups. The data underscore the acceptable safety and tolerability profile of filgotinib as monotherapy and in conjunction with methotrexate (MTX)/csDMARDs (Conventional synthetic DMARDs) in RA.

In 2023, we presented new analyses from randomized controlled trials (RCTs) and real-world evidence (RWE) studies at the European League Against Rheumatism (EULAR) congress. These included long-term efficacy and integrated safety data, post hoc analysis identifying distinct trajectories of treatment responses in patients with RA receiving filgotinib, long-term clinical profile of filgotinib in patients with RA by cardiovascular (CV) risk factors, and the added value of filgotinib on pain relief in patients with RA achieving remission in the Phase 3 FINCH 1, 2 and 3 studies.

Furthermore, we published interim results from 500 patients on baseline characteristics as well as effectiveness and safety outcomes from the FILOSOPHY real-world evidence study.

1.2 Jyseleca® (filgotinib) in ulcerative colitis (UC)

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

Gilead is responsible for the distribution and commercialization of Jyseleca® outside of Europe, including in Japan where Jyseleca® is approved in UC and is co-marketed with Eisai. In Central and Eastern Europe, Portugal, Greece and the Baltic countries, Swedish Orphan Biovitrum AB (Sobi) is responsible for the distribution and commercialization of Jyseleca®.

Jyseleca® reimbursements in UC

Jyseleca® in UC is currently reimbursed in Western Europe. Sobi secured reimbursement for Jyseleca® in 2023 in Poland, Portugal, Czech Republic, Slovakia, Estonia, and Slovenia in UC.

Financial information related to our operational segment and geographic information is contained in “Note 5—Segment information” in our consolidated financial statements appended to this annual report.

Safety and efficacy in the filgotinib UC development program

The SELECTION Phase 3 study is a multi-center, randomized, double-blind, placebo-controlled study to assess the safety and efficacy of the preferential JAK1 inhibitor filgotinib in adult patients with moderately to severely active UC. The SELECTION study comprises two induction trials and a maintenance trial. The Induction Study A enrolled biologic-naïve patients, and the Induction Study B enrolled biologic-experienced patients.

The primary objectives of SELECTION were to evaluate the efficacy of filgotinib compared with placebo in establishing clinical remission as determined by the Mayo endoscopic subscore of 0 or 1, rectal bleeding sub-score of 0, and ≥ 1-point decrease in stool frequency from baseline to achieve a sub-score of 0 or 1 at Week 10 in the induction studies and Week 58 in the maintenance study. Eligible patients who were enrolled in the SELECTION study were enrolled in the ongoing SELECTION long-term extension trial to evaluate the long-term safety of filgotinib in patients with UC. A majority of patients included in the SELECTION study (n=1348) had a Mayo Clinic Score (MCS) of 9 or higher at baseline, and 43% of biologic experienced patients (n=297/689) had insufficient response to a TNF antagonist and vedoluzimab as well. (Feagan et al., Lancet 2021; 397: 2372–84)

In 2023, we presented additional new analyses from the SELECTION program with filgotinib at the annual ECCO congress. These include new analysis from the long-term extension (LTE) study evaluating the safety and efficacy of filgotinib in UC for nearly four years; an analysis of the prolonged benefit of filgotinib in UC; an analysis exploring factors associated with the partial Mayo Clinic Score (pMCS) over time; and an analysis of the effect of filgotinib on anaemia in UC patients. Additionally, we presented pooled data from five Phase 2/3 trials, and two long-term extension trials of filgotinib designed to further understand the safety profile of filgotinib in UC and RA. Data from the SELECTIONLTE study showed that filgotinib 200mg maintained symptomatic remission and health-related quality of life (HRQoL) for up to approximately four years. Amongst subjects who completed the study, the reduction in mean pMCS in SELECTION was maintained up to LTE Week 144. In non-responders, mean pMCS decreased from LTE baseline to Week 192. The results also showed that a high proportion of completers (>80% of patients) and non-responders (>70% of patients) achieved remission according to the Inflammatory Bowel Disease Questionnaire4. The safety profile of filgotinib 200mg in the SELECTION LTE study was generally consistent with the safety profile observed in previous SELECTION studies, with no new safety signals observed.

4The Inflammatory Bowel Disease Questionnaire is a widely used questionnaire for HRQoL assessment in patients with inflammatory bowel diseases.

1.3 Filgotinib in Crohn’s disease (CD)

CD is an IBD of unknown cause, which results in chronic inflammation of the gastrointestinal (GI) tract with a relapsing and remitting course.

On 8 February 2023, we announced that both induction cohorts of the Phase 3 DIVERSITY study trial of filgotinib in CD failed to meet the co-primary endpoints of clinical remission and endoscopic response for filgotinib, 100mg and 200mg once-daily. Based on these topline data, we decided not to submit a Marketing Authorization Application in Europe for filgotinib in CD.

2.	TYK2 program: GLPG3667

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

Blood was drawn at multiple time points on Day 1 and on Day 10 and stimulated ex vivo with several cytokines, including IFNα, to analyze the level of inhibition of inflammation, including the effect on phosphorylated signal transducer and activator of transcription (pSTAT) signaling as well as hematological parameters, lipids, and creatine phosphokinase (CPK) (see graphs below).

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

In July 2021, we announced positive topline results demonstrating that GLPG3667 was generally well tolerated with a positive response signal at Week 4 (see graph below):

●	At Week 4, 4 out of 10 patients in the high dose group had a Psoriasis Area and Severity Index (PASI)50 response, defined as at least a 50% improvement in PASI from baseline, compared to one out of 10 subjects on placebo. There were no subjects with a PASI 50 response on the low dose of GLPG3667. The 4 responders in the high dose group of GLPG3667 achieved a 52%, 65%, 74% and 81% improvement respectively in their PASI scores from baseline, while the subject randomized to placebo improved by 52%. Positive efficacy signals were also observed with the high dose for other endpoints, including affected Body Surface Area and physician and patient global assessment, versus placebo at Week 4.

Phase 1b psoriasis study with '3667

Clinical activity at 4 weeks with once daily dosing

PASI 75
PASI 50
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% of subjects achieving %CFB or less
−100%
−75%
−50%
−25%
0%
25%
PASI %CFB
'3667 (150mg) (N=10)
'3667 (50mg) (N=11)
Placebo (N=10)

CFB, change from baseline. Source: company data

Papp et al, NEJM, 2018

●	One subject in the low dose group interrupted participation in the study for one day due to exacerbation of psoriasis. The majority of treatment related adverse events (AEs) were mild in nature and transient. There were no deaths or serious adverse events (SAEs) in this 4-week study.

2.1 GLPG3667 in dermatomyositis (DM)

DM is the most common form of idiopathic inflammatory myopathies (IIM) and is characterized by inflammatory and degenerative changes of the muscles and skin. Early symptoms of DM include distinct skin manifestations accompanying or preceding muscle weakness. The quality of life (QoL) of patients with DM is impaired due to muscle weakness, pain and skin disease activity5.

5 Goreshi R, et al. Quality of life in dermatomyositis. J Am Acad Dermatol. 2011 Dec;65(6):1107-16.

In April 2023, we announced that the first patient was dosed in GALARISSO, the Phase 2 study with GLPG3667 in DM patients. Topline results of the GALARISSO study are expected in 2025.

GALARISSO Phase 2 study design with GLPG3667 in DM

GALARISSO is a Phase 2 randomized, double-blind, placebo-controlled, multi-center study to evaluate the efficacy and safety of GLPG3667. A daily oral administration of GLPG3667 150mg or placebo will be investigated in approximately 62 adult patients with DM over 24 weeks. The primary endpoint is the proportion of patients with at least minimal improvement in the signs and symptoms of DM at Week 24 according to the American College of Rheumatology (ACR) and the European League Against Rheumatism (EULAR) criteria6.

6 Minimal improvement per ACR/EULAR is defined as a total improvement score (TIS) of >= 20 points. The TIS is a score derived from the evaluation of the results from 6 core set measurements of myositis disease activity.

2.2 GLPG3667 in systemic lupus erythematosus (SLE)

SLE is a chronic, inflammatory, autoimmune disease affecting nearly every organ system and thereby one of the most heterogeneous illnesses treated by physicians7. The pathogenesis of SLE is characterized by a global loss of self-tolerance with activation of autoreactive T and B cells. This leads to the production of pathogenic autoantibodies that primarily target a variety of nuclear antigens, deposit in tissues and activate complement, resulting in organ damage.

7 Rees, F. et al., (2017). The worldwide incidence and prevalence of systemic lupus erythematosus: a systematic review of epidemiological studies. Rheumatol. Oxf. Engl., 56(11), 1945–1961

In August 2023, we announced that the first patient was enrolled in GALACELA, the Phase 2 study with GLPG3667 in patients with SLE. Topline results of the GALACELA study are expected in 2026.

GALACELA Phase 2 study design with GLPG3667 in SLE

GALACELA is a Phase 2 randomized, double-blind, placebo-controlled, multi-center study to evaluate the efficacy, safety, tolerability, pharmacokinetics, and pharmacodynamics of GLPG3667 in adults with active SLE. A once-daily oral administration of GLPG3667 or placebo will be investigated in approximately 140 adult patients with SLE for 32 weeks.

The primary endpoint is the proportion of patients who achieve the SLE responder index (SRI)-4 response at Week 32.

The secondary efficacy endpoints are the proportion of patients who achieve the British Isles Lupus Assessment Group (BILAG)-based Composite Lupus Assessment (BICLA) response at Week 32, proportion of patients with >=50% reduction in Cutaneous Lupus Erythematosus Disease Area and Severity Index Activity (CLASI-A) score at Week 16, proportion of patients who achieve Lupus Low Disease Activity State (LLDAS) at Week 32 and change from baseline in the 28-joint count for tender, swollen, and tender and swollen (active) joints at Week 32.

OUR FORWARD, FASTER STRATEGY

Our goal is to bring transformational medicines to patients across the globe for more years of life and quality of life. Our focus is on conditions with high unmet medical needs.

To achieve this, we are working to synergize compelling science, technology, and approaches to develop a deep pipeline of potentially best-in-class small molecules, CAR-T therapies and biologics in oncology and immunology.

We continue to take steps to transform into an innovative pure-play biotech company by sharpening our focus on our key priority areas. Following the transfer of our entire Jyseleca® (filgotinib) business, we are moving forward with greater focus and flexibility to invest in our key technology platforms and strategic therapeutic areas.

We are committed to challenging the status quo and delivering results for patients, employees, and shareholders.

We have a clear path to value creation:

●	Pioneering for patients through our targeted R&D approach. At Galapagos, we are focusing on discovering and developing best-in-class medicines in oncology and immunology.
o	We are advancing our current clinical programs.
o	We are developing our unique decentralized CAR-T manufactured programs in hemato-oncology.
o	We are continuing to pursue strategic investments and partnerships to support and expand our pipeline. We are focused on validated targets and next-generation cell therapies and biologics in oncology and immunology.
●	Diversifying our pipeline and making clear portfolio decisions to achieve our vision. We believe we have a greater chance of success by working with multiple drug modalities and combinations across our core therapeutic areas. By 2028, we aim to have:
o	A first medicine available to patients;
o	A robust late-stage pipeline with several programs in pivotal trials; and
o	A solid early-stage pipeline of small molecules, next-generation cell therapies and biologics in our core therapeutic areas.
●	Accelerating and building our pipeline through strategic partnerships and M&A. To achieve our ambitious goals, we evaluate and access external innovation. We are scouting for the best science, products, and people to complement our internal assets and capabilities, with the aim of building a balanced portfolio of best-in-class medicines across modalities and development stages in our core therapeutic areas. We are open to finding the best possible deal structure or collaboration model that benefits Galapagos and our stakeholders, with a key focus on expanding and accelerating our pipeline and bringing differentiated medicines to patients.
●	Fostering a strong culture of innovation. Our success is made possible by our incredible teams. Our employees’ relentless drive for innovation, teamwork, and a quality mindset focused on efficiency is what drives our progress. We are committed to creating a purpose-driven, inclusive workplace where our people feel safe and empowered, have opportunities to learn and grow, are recognized for their contributions, and perform at their best as individuals and as a team.

Life-changing science and innovation

We combine deep disease expertise and multiple drug modalities to accelerate time-to-patients through our internal efforts and focused business development.

CAR-T cell therapy

In 2022, we entered the field of CAR-T and antibody-therapy research and development through the acquisitions of CellPoint (in the Netherlands) and Abound Bio (in the U.S). The transactions provide us with end-to-end capabilities in CAR-T therapy development and offer the potential for a paradigm shift in the space through the implementation of a breakthrough, decentralized manufacturing model and cutting-edge fully human antibody-based capabilities to design next-generation CAR-Ts.

CAR-T cell therapy near the point-of-care

Galapagos is committed to manufacturing personalized cell therapies at or near the point-of-care. Our ambition is to reduce the manufacturing turnaround time significantly from months or weeks to days, ensuring that patients can receive their therapy in a timely manner.

Although current CAR-T cancer therapies have made continued progress, long lead times, costly central manufacturing and complex logistics continue to be limiting factors for large-scale capacity and broad patient access globally.

To address these challenges, we are implementing a differentiated, decentralized, point-of-care CAR-T manufacturing platform that has the potential to deliver fresh, fit cells with a seven day vein-to-vein time, enabling greater physician control and a significantly improved patient experience.

This innovative platform consists of an end-to-end xCellit® workflow management and monitoring software system, a decentralized, functionally closed, automated cell therapy manufacturing platform (using Lonza’s Cocoon®) and a proprietary quality control testing and release strategy.

Next-generation CAR-Ts and biologics

Galapagos is developing very large, diverse human antibody libraries in standard fragments of antigen-binding fragment (Fab), single-chain variable fragments (scFv), and unique variable (VH) domain formats. These libraries enable our team to discover novel high affinity binders in multiple formats rapidly (days to weeks), to optimize them for development, and to convert them for multiple applications, including multi-specific CAR-Ts, and fusion proteins.

Our proprietary methodologies have the potential to increase binder diversity, affinity and specificity, and increase the probability of identifying a lead therapeutic antibody candidate.

These unique capabilities enable us to develop next-generation CAR-T therapies that have the potential to transform patient outcomes through potentially more effective and longer-lasting treatment options, even in the event of relapse after prior CAR-T therapy. Together with the decentralized CAR-T manufacturing model, at or near the point-of-care, we aim to expand patient access and ultimately transform patient outcomes.

Small molecule research and precision medicine

In small molecule drug discovery, an assay designed to assess target activity is exposed to large collections of small chemical molecules, allowing the identification of chemical structures that interact with the target to block or activate its activity, resulting in the target's modulation in the cells and prevention of disease-causing effects.

Since our founding, we have built extensive expertise in small molecule research and development, and we are applying our small molecule approach to the discovery and development of potentially best-in-class precision medicines in our core therapeutic areas of oncology and immunology.

Our in-house capabilities include chemical library development, high throughput screening, pharmacology, and preclinical development with the goal of accelerating the time from target identification to first-in-human clinical development. In addition, we have access to the innovative research and drug discovery capabilities and expertise of NovAliX (France) through a five-year collaboration. We are actively building a deep, early-stage small molecule pipeline addressing multiple targets across a range of indications in our two therapeutic areas.

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

As of March 1, 2024, patent rights held by Galapagos NV relating to our product candidates include the following:

GLPG5101 product candidate: GLPG5101 is currently being developed in our point-of-care model for the treatment of relapsed/refractory NHL. For this model, we have obtained an exclusive worldwide license from Lonza AG to use the Cocoon® for the commercial manufacture of cell therapy for the treatment of hematological malignancies at the point-of-care.

GLPG5201 product candidate: GLPG5201 is currently being developed in our point-of-care model for the treatment of relapsed/refractory CLL and RT For this model, we have obtained an exclusive worldwide license from Lonza AG to use the Cocoon® for the commercial manufacture of cell therapy for the treatment of hematological malignancies at the point-of-care. We also have a license and supply agreement on the materials to produce and use our GLPG5201 product candidate.

GLPG5301 product candidate: GLPG5301 is currently being developed in our point-of-care model for the treatment of relapsed/refractory MM. For this model, we have obtained an exclusive worldwide license from Lonza AG to use the Cocoon® for the commercial manufacture of cell therapy for the treatment of hematological malignancies at the point-of-care. We also have an exclusive license and supply agreement on the materials to produce and use our GLPG5301 product candidate.

GLPG3667 product candidate: We have a granted U.S. patent application, and one pending U.S. patent application. We have one patent granted via the European Patent Office (EPO) and one pending patent application at the EPO; as well as further granted patents inter alia in Japan and Australia. In addition, we have counterpart foreign patent applications that are pending in Canada, China and other foreign countries claiming GLPG3667 compositions of matter and methods of treatment using GLPG3667. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. We also have one U.S. pending patent application as well as other foreign jurisdictions claiming dosage regimen, and any patent, if granted is estimated to expire in 2042. Finally, we have four pending applications under the Patent Cooperation Treaty (PCT) disclosing solid forms, metabolites, and/or methods for treating inflammatory disorders using GLPG3667; any patents, if granted, based on these patent applications are estimated to expire in 2043.

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

Collaborations

We have entered into multiple collaboration agreements with pharmaceutical partners, which have generated €4,958.3 million ($5,478.8 million converted at EUR/USD closing rate on December 31, 2023) in cash through December 31, 2023 to fund discovery and development. We expect to continue to collaborate selectively with pharmaceutical and biotechnology companies to leverage our discovery platform and accelerate product candidate development. Our current alliances include the alliances with Gilead and the restructured alliance with AbbVie.

On July 20, 2022 our exclusive Collaboration and License agreement with Molecure (formerly known as Oncoarendi Therapeutics) terminated.

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

In connection with entering into the option, license and collaboration agreement, we amended certain terms of our existing agreement with Gilead governing filgotinib, and in December 2020 and September 2021, and in October 2023, we agreed with Gilead to further amend such agreement, as further described in “Item 4 – Collaborations -- Exclusive collaboration agreement with Gilead for filgotinib.”

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

In October 2023, Gilead and Galapagos agreed to amend the collaboration to terminate the existing 50/50 global development cost sharing arrangement with Galapagos bearing the costs going forward, and to terminate Galapagos’ obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments, including a simplification of the governance and certain other technical amendments.

Effective January 31, 2024, following the closing of the transaction between Galapagos and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., Galapagos assigned its rights and obligations under the filgotinib collaboration to Alfasigma S.p.A., except for Galapagos’ right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and Galapagos entered into in October 2023.

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

Effective January 31, 2024, following the closing of the transaction between Galapagos and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., Galapagos assigned its rights and obligations under the Sobi agreement to Alfasigma S.p.A.

Drug discovery collaboration transaction with NovAliX

Effective July 1, 2023, we entered into an integrated drug discovery collaboration with NovAliX, a drug-discovery focused Contract Research Organization based in Strasbourg, France. Under the terms of the agreement, Galapagos’ drug discovery and research activities conducted in Romainville, France, and Galapagos’ employees in Romainville, which were exclusively dedicated to the operation of these activities, were transferred to NovAliX who will assume all ongoing research and discovery activities in Romainville, and this for no consideration. In return, Galapagos is committed to utilizing the research capabilities and expertise of NovAliX through a five year-collaboration and within the context of the company’s R&D portfolio, during which Galapagos is committed to purchase for a total of €73.8 million services from NovAliX.

Seasonality

Our business is currently not materially affected by seasonality.

Manufacturing and supply

We currently do not own or operate manufacturing facilities for the production of product candidates for preclinical, clinical, or commercial use.

For non-cell therapy products, we currently outsource to a limited number of external service providers the production of all drug substances and drug products, and we expect to continue to do so to meet the preclinical and clinical requirements of our product candidates and for the production in support of our commercial sales. We have framework agreements with most of our external service providers, under which they generally provide services to us on a project-by-project basis. For our point-of-care cell therapy products, we are establishing a network of decentralised production sites at or near the hospitals, which will manufacture and test our autologous CAR-T product candidates. With each point-of-care site we need to establish the necessary agreements to manufacture and test these product candidates, and oversee the GMP activities performed at these contracted sites.

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

In the field of dermatomyositis (DM), physical therapy, exercise and medication including corticosteroids, immunosuppressants or recently immunoglobulin treatment, are commonly used to treat DM. Treatment of this disease has relied for many years on off-label medication - in 2021 the FDA approved immunoglobulin treatment Octagam®, based on the Phase 3 ProDerm trial of Octapharma.

In the field of SLE, corticosteroids, antimalarials and immunosuppressants are commonly used to control lupus disease activity. Only two products are currently approved to treat SLE, both as add-on to standard therapy: Belimumab (Benlysta®) (anti-BAFF) from GSK and recently anifrolumab (Saphnelo®) (anti-IFN) from AstraZeneca. There are currently over 10 products in Phase 3 for SLE, of which the minority are oral therapies – including deucravacitinib (SotyktuTM) (TYK2) from BMS, upadacitinib (JAK) from Abbvie and cenerimod (S1P1) from Idorsia/Viatris.

In the field of hematologic malignancies, such as Non-Hodgkin’s Lymphoma (NHL), Chronic Lymphocytic Leukemia (CLL) and Multiple Myeloma (MM), there are many approved therapies or therapies in development (including but not limited to chemotherapy, BTKi, antibodies, bispecific antibodies, antibody drug conjugates, CAR-Ts, cytokines, NK and T-cell engagers, etc.) and many different types of cell therapy in development (allogeneic/autologous, CAR-T/CAR-NK, TIL, TCR-T, dendritic, etc.). As a consequence, we are operating in a highly competitive, and rapidly evolving environment. New technologies and therapies such as in vivo modification of immune cells may further disrupt this market in the mid-to-long-term. Six CAR T treatments have been approved for hematological cancers in the US and Europe: Novartis’ Kymriah® (CD19 CAR T), Gilead/Kite’s Yescarta® (CD19 CAR T), Tecartus® (CD19 CAR T), J&J’s Carvykti® (BCMA CAR T) BMS’ Breyanzi® (CD19 CAR T) and Abecma® (BCMA CAR T).

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

A drug or biological product being studied in clinical trials may be made available to individual patients in certain circumstances. Pursuant to the 21st Century Cures Act, or Cures Act, as amended, the manufacturer of an investigational drug or biological product for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational product. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 trial of the investigational product, or, as applicable, 15 days after the drug or biological product candidate receives a designation as a breakthrough therapy, fast track product, or regenerative medicine advanced therapy. Further, the Right to Try Act of 2017, among other things, provides a federal framework for certain patients to request access to certain investigational products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. There is no obligation for a pharmaceutical or biological product manufacturer to make its investigational products available to eligible patients as a result of the Right to Try Act.

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

Regenerative medicine advanced therapy designation

As part of the 21st Century Cures Act, Congress amended the FDCA to facilitate an efficient development program for, and expedite review of regenerative medicine advanced therapies, or RMATs, which include cell and gene therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products. RMATs do not include those human cells, tissues, and cellular and tissue based products regulated solely under section 361 of the PHSA and 21 CFR Part 1271. This program is intended to facilitate efficient development and expedite review of regenerative medicine therapies, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition and qualify for RMAT designation. A sponsor may request that the FDA designate a product candidate as a RMAT concurrently with or at any time after submission of an IND. The FDA has 60 calendar days to determine whether the product candidate meets the criteria, including whether there is preliminary clinical evidence indicating that the product candidate has the potential to address unmet medical needs for a serious or life-threatening disease or condition. A BLA for a product candidate that has received RMAT designation may be eligible for priority review or accelerated approval through use of surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites. Benefits of

RMAT designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A product candidate with RMAT designation that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence from clinical studies, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval.

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

A biological product is granted twelve years of exclusivity from the time of first licensure of the biological product, which is referred to as a reference biological product. This twelve year exclusivity period was created by the Biologics Price Competition and Innovation Act of 2009, which was part of the Patient Protection and Affordable Care Act of 2010, which created an abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product. This amendment to the PHS Act attempts to minimize duplicative testing. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a biological product is biosimilar to the reference biological product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the product and the reference product may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product. The first biological product determined to be interchangeable with a branded reference product for any condition of use is also eligible for a period of exclusivity, during which time the FDA may not determine that another product is interchangeable with the same reference product for any condition of use. The FDA may approve multiple “first” interchangeable products so long as they are all approved on the same first day of marketing. This exclusivity period, which may be shared amongst multiple first interchangeable products, lasts until the earlier of: (1) one year after the first commercial marketing of the first interchangeable product; (2) 18 months after resolution of a patent infringement suit instituted under 42 U.S.C. § 262(l)(6) against the applicant that submitted the application for the first interchangeable product, based on a final court decision regarding all of the patents in the litigation or dismissal of the litigation with or without prejudice; (3) 42 months after approval of the first interchangeable product, if a patent infringement suit instituted under 42 U.S.C. § 262(l)(6) against the applicant that submitted the application for the first interchangeable product is still ongoing; or (4) 18 months after approval of the first interchangeable product if the applicant that submitted the application for the first interchangeable product has not been sued under 42 U.S.C. § 262(l)(6). Pediatric exclusivity is another type of exclusivity in the United States. A biological product or drug can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds an additional six months to existing exclusivity periods for all formulations, dosage forms, and indications of the active moiety and, for drugs, patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection and, for drugs, patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining.

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

During the exclusivity period, the FDA may not approve any other applications to market the same drug or biological product for the same disease or condition, except in limited circumstances, such as if the second applicant demonstrates the clinical superiority of its product to the product with orphan drug exclusivity through a demonstration of superior safety, superior efficacy, or a major contribution to patient care. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition.

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

Other healthcare laws and compliance requirements

If we obtain regulatory approval of our products, we may be subject to various federal and state laws targeting fraud, waste, and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing, and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The U.S. laws that may affect our ability to operate include:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or federal civil money penalties statute (as discussed below);
●	U.S. federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent, making a false statement to avoid, decrease or

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

Patient Protection and Affordable Care Act and Healthcare Reformt

In 2010, the ACA was enacted, which included measures that significantly change the way health care is financed by both U.S. governmental and private insurers. Among other changes, the ACA:

●	subjected biologic products to potential competition by lower-cost biosimilars;
●	increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program;
●	extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations;
●	subjected manufacturers to new annual fees and taxes for certain branded prescription drugs;
●	created a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and
●	provided incentives to programs that increase the federal government’s comparative effectiveness research.

In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted:

●	The Budget Control Act of 2011 and subsequent legislation, among other things, created measures for spending reductions by Congress that include aggregate reductions of Medicare payments to providers of 2% per fiscal year, which remain in effect through 2031. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation. Medicare payments to providers will be further reduced starting in 2025 absent further legislation. The U.S. American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

●	On April 13, 2017, CMS published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.
●	On May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.
●	On May 23, 2019, CMS published a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020.

The Inflation Reduction Act of 2022, or IRA includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the HHS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. If a product receives multiple rare disease designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA’s Medicare drug price negotiation program. The effects of the IRA on our business and the healthcare industry in general is not yet known.

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

European Union regulation

Regulation in the United Kingdom

The UK formally left the EU on January 31, 2020, and the EU and the UK concluded a trade and cooperation agreement, or TCA, which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not provide for wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, Great Britain has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework currently continues to apply in Northern Ireland). The regulatory regime in Great Britain therefore currently broadly aligns with EU regulations, however these regimes may diverge now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation. For example, the new Clinical Trials Regulation which became effective in the EU on January 31, 2022 and provides for a streamlined clinical trial application and assessment procedure covering multiple EU Member States has not been implemented into UK law, and a separate application needs to be submitted for clinical trial authorization in the UK.

However, notwithstanding that there is no wholesale recognition of EU pharmaceutical legislation under the TCA, under a new international recognition procedure, which was put in place by the Medicines and Healthcare products Regulatory Agency (MHRA) on January 1, 2024, the MHRA may take account of decisions on the approval of a marketing authorization from trusted regulators in the European Union, as well as Australia, Canada, Japan, Switzerland, Singapore, and the United States (US), when considering an application for a Great Britain marketing authorization.

The Windsor Framework sets out a long-term set of arrangements for the supply of medicines into Northern Ireland. They will ensure that medicines must be approved and licensed on a UK-wide basis by the MHRA, with medicines using the same packaging and labelling across the UK. The European Medicines Agency will have no role in approving or licensing new drugs for provision in Northern Ireland. These new arrangements will take effect from 1 January 2025, with existing arrangements for supplying medicines to Northern Ireland applied in the meantime.

From 1 January 2025, joint packs, also known as common or shared packs, can no longer enter the UK supply chain (packs already released to the market may continue to be supplied until their expiry date). A joint pack is one that is shared with another EU country or countries, and which presents administrative details for both the UK and the other markets sharing the pack. From this date, medicines must be packaged in a UK-specific outer carton that is labelled ‘UK only’. Shared inner packaging components, such as multi-lingual blister foils and joint leaflets may continue to be used, provided that the UK and EU authorizations remain aligned.

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

Clinical trials

In April 2014, the EU adopted the Clinical Trials Regulation (EU) No 536/2014), which replaced the previous Clinical Trials Directive. The Clinical Trials Regulation entered into application on January 31, 2022. The transitory provisions of the Clinical Trials Regulation provide that, by January 31, 2025, all ongoing clinical trials must have transitioned to the Clinical Trials Regulation The Clinical Trials Regulation harmonises the assessment and supervision processes for clinical trials throughout the EU, via a Clinical Trials Information System (CTIS). CTIS contains the centralised EU portal and database for clinical trials provided for by the Regulation.

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

This aims to increase the efficiency of all trials in the EU with the greatest benefit for those conducted in multiple Member States. It aims to foster innovation and research, while helping avoid unnecessary duplication of clinical trials or repetition of unsuccessful trials. The key benefits of the Regulation include:

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

Marketing approval

Marketing approvals in the EU may be obtained through a centralized, mutual recognition or decentralized procedure. The centralized procedure results in the grant of a single marketing authorization that is valid throughout the Member States, as well as the additional Member States of the European Economic Area (Norway, Iceland and Liechtenstein) (EEA).

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

The CHMP and other committees, such as the Committee for Advanced Therapies, or CAT, are also responsible for providing guidelines and have published numerous guidelines that may apply to our product candidates. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of drug products and may include, among other things, the preclinical studies required in specific cases; the manufacturing and control information that should be submitted in a MAA; and the post-approval measures required to monitor patients and evaluate the long-term efficacy and potential adverse reactions. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain approval for any of our product candidates. Under Regulation (EC) No. 726/2004, the maximum timeframe for the evaluation of an MAA by the CHMP under the centralized procedure is 210 days after receipt of a valid application, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of a MAA considerably beyond 210 days. When an application is submitted for a marketing authorization in respect of a drug which is of major interest from the point of view of public health and, in particular, therapeutic innovation, the applicant may request an accelerated assessment procedure. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days (not including clock stops), but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

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

European Union legislation also provides for a system of regulatory data and market exclusivity. According to Regulation (EC) No. 726/2004 and Directive 2001/83/EC, upon receiving marketing authorization, innovative medicinal products approved on the basis of a complete, independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents generic or biosimilar applicants from referencing the innovator’s pre-clinical or clinical trials data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization, for a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a compound is considered to be an innovative medicine and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of 10 years of orphan market exclusivity limited to the therapeutic indication for which orphan designation has been obtained—see also “—Orphan Regulation” below. Depending upon the timing and duration of the EU marketing authorization process, products may be eligible for up to five years’ additional patent protection under a supplementary protection certificate, or SPC, pursuant to Regulation (EC) No. 469/2009. Such SPCs extend the rights under the basic patent for the drug.

Orphan regulation

In the EU, Regulation (EC) No. 141/2000, as amended, provides that a product will be designated as an orphan medicinal product if its sponsor can establish that:

●	(i) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition;
●	(ii) either such condition affects no more than five in ten thousand persons in the EU when the application is made, or where without incentives it is unlikely that the marketing of the product in the EU would generate sufficient return to justify the necessary investment in its development; and
●	(iii)there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, that the product will be of significant benefit to those affected by that condition.

Regulation (EC) No. 847/2000 sets out further provisions for implementation of the criteria for designation of a products as an orphan medicinal product. An application for the designation of a product as an orphan medicinal products must be submitted before filing of a marketing authorization application.

If an EU-wide centralized marketing authorization in respect of an orphan product is granted or if all the EU Member States have granted marketing authorizations in accordance with the procedures for mutual recognition, the EMA and the Member States will not, for a period of 10 years, accept another application for a marketing authorization, or grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indication, in respect of a ”similar medicinal product” to such authorized orphan product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. This period may however be reduced to six years if, at the end of the fifth year, it is established, with respect to the product concerned, that the criteria for orphan medicinal product designation are no longer met, such as when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity (cfr. Article 8(s) of Regulation (EC) No. 141/200). Notwithstanding the foregoing, Regulation (EC) No. 141/2000 provides that a marketing authorization may be granted, for the same therapeutic indication, to a similar medicinal product if:

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

Manufacturing and manufacturers’ license

Pursuant to Directive 2001/83/EC and Directive (EU) 2017/1572, as transposed into the national laws of the Member States, the manufacturing of investigational medicinal products and approved products is subject to a separate manufacturer’s license and must be conducted in strict compliance with cGMP requirements, which mandate the methods, facilities, and controls used in manufacturing, processing, and packing of drugs to assure their safety and identity. Manufacturers must have at least one qualified person permanently and continuously at their disposal. The qualified person is ultimately responsible for certifying that each batch of finished product released onto the market has been manufactured in accordance with cGMP and the specifications set out in the marketing authorization or investigational medicinal product dossier. cGMP requirements are enforced through mandatory registration of facilities and inspections of those facilities. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

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

Collection and use of personal data in the EU

As of May 25, 2018, the General Data Protection Regulation (GDPR) regulates the collection and use of personal data in the EU. The GDPR covers any business, regardless of its location, that provides goods or services to residents in the EU and, thus, could incorporate our activities in EU Member States. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information,” which includes health and genetic information of individuals residing in the EU. The GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the EU to regions that have not been deemed to offer “adequate” privacy protections, such as the U.S. currently. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States, which may deviate slightly from the GDPR, may result in warning letters, mandatory audits, suspension of processing and financial penalties, including fines of up to 4 percent of global revenues, or €20,000,000, whichever is greater. As a result of the implementation of the GDPR, we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. In addition, once we begin to conduct business in the United Kingdom, we will be subject to stringent data protection laws that are in effect in the UK. As of January 1, 2021, the UK’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain UK specific amendments) into UK law, referred to as the UK GDPR. The UK GDPR and the UK Data Protection Act 2018 set out the United Kingdom’s data protection regime, which is independent from but aligned to the European Union’s data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. Although the UK is regarded as a third country under the EU’s GDPR, the European Commission has now issued a decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EU remain free flowing.

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

The obligations of an MAH include:

Manufacturing and batch release. MAHs should ensure that all manufacturing operations comply with relevant laws and regulations (as set forth above), applicable good manufacturing practices, with the product specifications and manufacturing conditions set out in the marketing authorization and that each batch of product is subject to appropriate release formalities.

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

Regulation (EU) 2021/2282 on health technology assessment (HTAR) entered into force on 11 January 2022 and will apply from 12 January 2025.The Health Technology Assessment (HTA) Regulation focuses on clinical aspects of HTA, i.e. the relative clinical effectiveness and relative clinical safety of a new health technology as compared with existing technologies. Member States' HTA bodies will conduct joint clinical assessments of new medicines and certain high-risk medical devices. They will also engage in joint scientific consultations to advise technology developers on clinical study designs that generate appropriate evidence. Moreover, “horizon scanning” exercises will identify, at an early stage, promising health technologies, to help health systems prepare for them. In addition to this mandatory scope of the HTAR, Member States may also engage in further voluntary cooperation, e.g. on health technologies other than medicines and medical devices, or on economic aspects of HTA.

Reform of general pharmaceutical legislation

On 26 April 2023, the European Commission proposed to reform the EU’s pharmaceutical legislation as part of a wider EU Pharmaceutical Strategy, including through a proposal for a new medicines Directive and Regulation, to modernize, simplify and replace the following existing legislation: Directive 2001/83/EC and Regulation (EC) No 726/2004 (referred to as the ‘general pharmaceutical legislation’), Regulation (EC) No 1901/2006 on medicines for children (‘Pediatric Regulation’), and Regulation (EC) No 141/2000 on medicines for rare diseases (‘Orphan Regulation’).

The European Commission provided the legislative proposals to the European Parliament and the European Council for their review and approval. In October 2023, the European Parliament published draft reports proposing amendments to the legislative proposals, which will be debated by the European Parliament. Once the European Commission’s legislative proposals are approved (with or without amendment), they will be adopted into EU law.

The aforementioned EU rules are generally applicable in the EEA.

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

Antigen-binding fragment (Fab)	The fragment antigen-binding (Fab fragment) is a region on an antibody that binds to antigens. It is composed of one constant and one variable domain of each of the heavy and the light chain
Assays	Laboratory tests to determine characteristics
ATALANTA-1	ATALANTA-1 Phase 1/2 study with point-of-care manufactured CD19 CAR-T candidate, GLPG5101, in patients with replapsed/ refractory non-Hodgkin Lymphoma (rrNHL)
Axial spondyloarthritis (AxSpA)

Axial spondyloarthritis (axSpA) is a type of arthritis. It mostly causes pain and swelling in the spine and the joints that connect the bottom of the spine to the pelvis (sacroiliac joint). Other joints can be affected as well. It is a systemic disease, which means it may affect other body parts and organs. The disease tends to run in families

BCMA

B cell maturation antigen (BCMA) is a member of the tumor necrosis factor receptor superfamily that plays an important role in regulating B-cell proliferation and survival. BCMA is central to the survival of multiple myeloma cells

Biologics

Biologics, also referred to as Biologicals or Biologics, are those class of medicines which are grown and then purified from large-scale cell cultures of bacteria or yeast, or plant or animal cells. Biologicals are a diverse group of medicines which includes vaccines, growth factors, immune modulators, monoclonal antibodies, as well as products derived from human blood and plasma. What distinguishes biologicals from other medicines is that these are generally proteins purified from living culture systems or from blood, whereas other medicines are considered as small molecules and are either made synthetically or purified from plants

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

Complete Response Rate (CRR)	Term used for the absence of all detectable cancer after the treatment is completed
Compound	A chemical substance, often a small molecule with drug-like properties'

Contract research organization (CRO)	Organization which provides drug discovery and development services to the pharmaceutical, biotechnology and medical devices industry
Crohn's disease (CD)	An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel
Cryopreservation	Process where biological material - cells, tissues, or organs - are frozen to preserve the material for an extended period of time
Cytokine	A category of small proteins which play important roles in signaling in processes in the body
Cytokine release syndrome (CRS)	Condition that develops when your immune system responds too aggressively to infection or after certain types of immunotherapy, such as CAR-T-cell therapy
DARWIN

Phase 2 program for filgotinib in RA. DARWIN 1 explored three doses, in twice-daily and once-daily administration, for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three once-daily doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double-blind, placebo-controlled trials which recruited approximately 900 patients globally and for which results were reported in 2015. DARWIN 3 is a long term extension trial in which all patients are on 200mg filgotinib, except for U.S. males who are on 100mg. The Week 156 results from DARWIN 3 were reported in 2019

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

Discovery	Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates
DIVERSITY	Phase 3 program evaluating filgotinib in CD
Dose-range finding study	Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies
Double-blind	Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated
EC	European Commission
Efficacy	Effectiveness for intended use
EMA	European Medicines Agency, in charge of European market authorization of new medications
End-to-end	A process that takes a system or service from beginning to end and delivers a complete functional solution, usually without strong reliance on third parties
EUPLAGIA-1

EUPLAGIA-1 Phase 1/2 study with point-of-care manufactured CD19 CAR-T candidate, GLPG5201, in patients with replapsed/ refractory chronic lymphocytic leukemia (rrCLL) and small lymphocytic lymphoma (rrSLL), with or without Richter transformation (RT)

FDA	The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications
Filgotinib

Formerly known as GLPG0634, commercial name is Jyseleca®. Small molecule preferential JAK1 inhibitor, approved in RA and UC in the European Union, Great-Britain and Japan. Phase 4 studies in both RA and UC are ongoing

FILOSOPHY	Phase 4 program evaluating filgotinib in RA
FINCH	Phase 3 program evaluating filgotinib in RA
FORM 20-F	Form 20-F is an SEC filing submitted to the US Securities and Exchange Commission
FSMA	The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten
FTE	Full-time equivalent; a way to measure an employee’s involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project
G&A expenses	General & administrative expenses
GALACELA	Phase 2 study with GLPG3667 in patients with systemic lupus erythematous
GALARISSO	Phase 2 study with GLPG3667 in patients with dermatomyositis
GLPG0634	Molecule number currently known as filgotinib and Jyseleca®
GLPG3667	A TYK2 kinase inhibitor discovered by us, topline results from the Phase 1b in psoriasis reported in July 2021
GLPG5101	A second generation anti-CD19/4-1BB CAR-T product candidate currently in Phase 1/2 study in rrNHL
GLPG5201	A second generation anti-CD19/4-1BB CAR-T product candidate currently in Phase 1/2 study in rrCLL/SLL with or wthout RT
GLPG5301	A BCMA CAR-T product candidate
IBD

Inflammatory Bowel Disease. This is a general term for an autoimmune disease affecting the bowel, including CD and UC. CD affects the small and large intestine, while UC affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately, in some cases, surgical removal of part of the bowel

Immune effector cell-associated neurotoxicity syndrome (ICAN) '	Clinical and neuropsychiatric syndrome that can occur in the days to weeks following administration of certain types of immunotherapy, especially immune effector cell (IEC) and T cell engaging therapy
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

Jyseleca®	Jyseleca®; is the brand name for filgotinib
Leukapheresis	Laboratory procedure in which white blood cells are separated from a sample of blood
Lymphocyte	Type of white blood cell that is part of the immune system
MACE	Major adverse cardiovascular events; a composite endpoint frequently used in cardiovascular research
MANTA	A Phase 2 semen parameter trial with filgotinib in male patients with CD or UC
MANTA-RAy	Phase 2 semen parameter trial with filgotinib in male patients with RA, PsA, or AS
MHLW	Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications
MHRA	Medicines and Healthcare products Regulatory Agency in Great Britain
Milestone	Major achievement in a project or program; in our alliances, this is usually associated with a payment
Multiple myeloma (MM)

Multiple myeloma (MM) is typically characterized by the neoplastic proliferation of plasma cells producing a monoclonal immunoglobulin. The plasma cells proliferate in the bone marrow and can result in extensive skeletal destruction with osteolytic lesions, osteopenia, and/or pathologic fractures~~.~~

NDA

A new drug application (NDA) is a request to the FDA for a license to market a new drug in the U.S. A NDA must show the chemical and pharmacologic description of the drug, the results of clinical trials, and the proposed drug label

Non-Hodgkin's lymphoma (NHL)

Non-Hodgkin's lymphoma is a type of cancer that begins in the lymphatic system, which is part of the body's germ-fighting immune system. In non-Hodgkin's lymphoma, white blood cells called lymphocytes grow abnormally and form tumors throughout the body

Objective Response Rate (ORR)

The response rate is the percentage of patients on whom a therapy has some defined effect; for example, the cancer shrinks or disappears after treatment. When used as a clinical endpoint for trials of cancer treatments, this is often called the objective response rate

OLINGUITO	Phase 3 study with filgotinib in patients with axial spondyloarthritis
Oncology	Field of medicine that deal with the diagnosis, treatment, prevention, and early detection of cancer
Oral dosing	Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form
Outsourcing	Contracting work to a third party

PAPILIO-1	Phase 1/2 study with GLPG5301 in patients with relapsed/refractory multiple myeloma
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
Richter transformation

Richter Transformation (RT) is an uncommon clinicopathological condition observed in patients with CLL. It is characterized by the sudden transformation of the CLL into a significantly more aggressive form of large cell lymphoma, and occurs in approximately 2-10% of all CLL patients~~.~~

S&M expenses	Sales and marketing expenses
SEC	Securities and Exchange Commission in the US

SELECTION	Phase 3 program evaluating filgotinib in UC patients. Full results were published in The Lancet in 2021
SIK	Salt-inducible kinase
Single-chain variable fragments (scFv)	Single-chain variable fragments (scFvs) are small-sized artificial constructs composed of the immunoglobulin heavy and light chain variable regions connected by a peptide linker
Small cell lymphocyte leukemia (SLL)	Small cell lymphocyte leukemia is a type of B-cell non-Hodgkin lymphoma, where the SLL cancer is located in lymp nodes and/or the spleen
Systemic lupus erythematosus (SLE)	An autoimmune disease, with systemic manifestations including skin rash, erosion of joints or even kidney failure
Target	Protein that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine
Target discovery	Identification and validation of proteins that have been shown to play a role in a disease process
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

Ulcerative colitis (UC)	UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract)
Variable heavy (VH) domain	The variable domain of an immunoglobulin heavy chain is a part of an antibody that binds to a specific antigen

C.     Organizational structure.

As of December 31, 2023, we had 20 subsidiaries. The following table sets out for each of our subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through our subsidiaries) (situation as per December 31, 2023).

Company	Country of incorporation	Percentage ownership and voting interest
Continuing operations
Galapagos B.V. (merged with CellPoint B.V.)	The Netherlands	100%
Galapagos GmbH	Switzerland	100%
Glpg US Holding Inc. (formerly Galapagos Inc.)	United States	100%
Galapagos SASU	France	100%
Galapagos Real Estate Belgium BV	Belgium	100%
Galapagos Real Estate Netherlands B.V.	The Netherlands	100%
Glpg US Inc. (formerly AboundBio Inc.)	United States	100%
Xenometrix, Inc. in liquidation	United States	100%
Discontinued operations
Galapagos Biopharma Belgium BV	Belgium	100%
Galapagos Biopharma Netherlands B.V.	The Netherlands	100%
Galapagos Biopharma Spain S.L.U	Spain	100%
Galapagos Biopharma Italy S.r.l.	Italy	100%
Galapagos Biopharma Germany GmbH	Germany	100%
Galapagos Biotech Ltd.	United Kingdom	100%
Galapagos Biopharma Sweden AB	Sweden	100%
Galapagos Biopharma Norway AS	Norway	100%
Galapagos Biopharma Finland Oy	Finland	100%
Galapagos Biopharma Denmark ApS	Denmark	100%
Galapagos Biopharma Austria GmbH	Austria	100%
Galapagos Biopharma Ireland Ltd	Ireland	100%

In 2023, CellPoint B.V. merged into Galapagos B.V.

D.     Property, plants and equipment.

We have our principal executive, operational offices and laboratory space located in Mechelen, Belgium. Our main facilities owned or leased as of December 31, 2023 are set forth in the following table:

Facility location	Use	Approx. size (m2)	Lease expiry
Mechelen, Belgium (leased)	Headquarters, R&D, Operations	12,964	December 31, 2025
Oegstgeest, the Netherlands (owned)	R&D, Operations	6,943

In addition to the facilities listed in the table above, we also lease office space in Basel (Switzerland), Romainville (France) and Boston (United States), as well as R&D space in Pittsburgh (United States).

In 2023 we furnished the laboratory spaces including cleanrooms and additional office space, to house our CAR-T and Cocoon-related R&D activities. This new space got occupied from early December onwards.

In Belgium, we purchased land in Mechelen at the end of 2019. In 2022, we applied and successfully received an environmental permit for the construction of a new headquarters building covering offices and laboratory space. In 2023, we have been looking for a real estate investor that could take over the construction of the new building, in a sale-and-leaseback set-up for the project. In early 2024, we decided not to construct a new building on the land in Mechelen.

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

Item 5    Operating and financial review and prospects

Overview

We are a global biotechnology company with operations in Europe and the US dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of potentially best-in-class small molecules, CAR-T therapies, and biologics in oncology and immunology. With capabilities from lab to patient, including a decentralized, point-of-care CAR-T manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees and shareholders.

On October 30, 2023, we signed a letter of intent contemplating a transfer of the Jyseleca® business to Alfasigma S.p.A. (Alfasigma). The final agreement was signed on December 30, 2023 and the transaction was closed on January 31, 2024. The transfer includes the European and UK Marketing Authorizations, and the commercial, medical affairs and development activities for Jyseleca®. In connection with the completion of the transaction, approximately 400 Galapagos employees in 14 European countries transferred to Alfasigma to support business continuity and ongoing patient access for the Jyseleca® business.

Our clinical pipeline includes: 1) GLPG5101, a CD19 CAR-T product candidate manufactured near point-of-care, currently in Phase 1/2 in rrNHL; 2) GLPG5201, a CD19 CAR-T product candidate manufactured near point-of-care, currently in Phase 1/2 in rrCLL; 3) GLPG5301, a BCMA CAR-T product candidate manufactured near point-of-care, for which we initiated clinical development in rrMM, and 4) GLPG3667, a TYK2 inhibitor currently in Phase 2 clinical trial in DM and in SLE. In both our immunology and oncology portfolios, we have multiple product candidates in early research stages. To date, we have funded our operations through public and private placements of equity securities, upfront payments, milestone payments, royalties received from pharmaceutical partners under our collaboration and alliance agreements, payments received from wholesalers and hospitals for Jyseleca sales, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division in 2014 and of our fee-for-service division in 2021. From January 1, 2021 until December 31, 2023 we received €215.9 million in payments through our collaboration and alliance agreements, €236.4 million payments from gross sales to customers for Jyseleca in Europe, and €66.6 million in net interest payments. These are items which have a significant impact upon the profitability or cash flow of our business in each year in which they are received and earned. Fee-for-service payments and payments from governmental bodies contributed €1.2 million and €101.9 million, respectively. In 2021 we realized €28.7 million of net proceeds from the disposal of Fidelta. As of December 31, 2023, we had cash and cash equivalents of €166.8 million and current financial investments of €3,517.7 million.

For the year ended December 31, 2021, we incurred a net loss of €103.2 million. For the year ended December 31, 2022, we incurred a net loss of €218.0 million. For the year ended December 31, 2023, we incurred a net income of €211.7 million. We expect to continue incurring significant research, development, and other expenses related to our ongoing operations, and to continue incurring operating losses for the foreseeable future.

Transfer of the Jyseleca® Business to Alfasigma

On October 30, 2023, we signed a letter of intent contemplating a transfer of the Jyseleca® business to Alfasigma S.p.A. (Alfasigma). The final agreement was signed on December 30, 2023 and the transaction was closed on January 31, 2024. The transfer includes the European and UK Marketing Authorizations, and the commercial, medical affairs and development activities for Jyseleca®. In connection with the completion of the transaction, approximately 400 Galapagos employees in 14 European countries transferred to Alfasigma to support business continuity and ongoing patient access for the Jyseleca® business. We received a €50 million upfront payment in connection with the transfer, at closing of the transaction in 2024, and are entitled to receive potential milestone payments totaling €120 million and mid-single to mid-double-digit royalties on European sales. We will contribute up to €40 million by June 2025 to Alfasigma for Jyseleca® related development activities. In addition, we plan to streamline our remaining operations and further build efficiencies, with an envisaged reduction of approximately 100 positions across the organization.

Effective 31 January 2024, following the closing of the transaction between Galapagos and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., Galapagos assigned its rights and obligations under the filgotinib collaboration to Alfasigma S.p.A., except for Galapagos’ right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and Galapagos entered into in October 2023

Collaboration and alliance agreements

Our main collaborations and alliance agreements are summarized below. All U.S. dollar payment amounts which have been received in cash regarding our Gilead collaboration in this Item 5 are converted into euros as per historical exchange rates (i.e., the spot rate at the moment of the transaction).

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

On the closing date of the transaction (August 23, 2019) we concluded that the upfront payment implicitly included a premium for the future issuance of warrant A and initial and subsequent warrant B. The expected value of the warrants to be issued is treated as a contract liability ("warrant issuance liability") and reducing the transaction price until the approval date of the issuance of the underlying warrant. As from approval date, the allocation of the upfront payment to the respective warrant becomes fixed and future changes in the fair value of the respective warrant will be recognized as either a profit or loss. As such, the part of the upfront payment allocated to the warrant A and initial warrant B reflects the fair value of these financial liabilities at the warrant approval date (October 22, 2019). The value allocated to the subsequent warrant B reflects the fair value of the underlying liability as of December 31, 2021, 2022 and 2023 since subsequent warrant B is not yet approved for issuance. Subsequent warrant B is included in our deferred income in our statement of financial position.

On November 6, 2019 Gilead exercised warrant A, which resulted in an additional equity investment of €368.0 million.

At the inception of the collaboration with Gilead we identified the following three performance obligations: (i) the transfer of an extended license on ziritaxestat GLPG1690, (ii) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 for the global development activities of filgotinib, as a result of the revised license and collaboration agreement. As part of the collaboration, Gilead also received option rights for GLPG1972, a Phase 2b candidate for osteoarthritis, in the United States.

Please refer to the note 4 “Critical accounting judgments and key sources of estimation uncertainty” - of this annual report for further explanation of critical judgments in applying accounting policies.

From the transaction proceeds received from Gilead, $738.0 million (€667.0 million) was allocated to the license on GLPG1690, $710.0 million (€641.7 million) was allocated increasing the cost share from 20/80 to 50/50 on the global development activities of filgotinib, and on December 31, 2019, $2,528.1 million (€2,284.7 million) was allocated to obtain exclusive access rights to our drug discovery platform. The amount allocated to the drug discovery platform also considered the additional effects on the transaction price from derivative financial intruments triggered by the share subscription agreement and the warrants granted to Gilead. We refer to the note 2 of this annual report tittled “Summary of significant transactions” for the allocation of the transaction price received from Gilead.

Terms of the collaboration

We will fund and lead all discovery and development autonomously until the end of Phase 2. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead will have the option to acquire a license to the compound outside Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. Gilead will maintain option rights to our programs through the 10-year term of the collaboration. This term can be extended for up to an additional three years thereafter for those programs, if any, that have entered clinical development prior to the end of the collaboration term. In addition, a final term extension can be granted in certain circumstances. Development of ziritaxestat GLPG1690 was discontinued in February 2021.

After the completion of the ongoing Phase 2b study of GLPG1972 concerning osteoarthritis, Gilead had the option to pay a $250 million fee to license the compound in the United States. In November 2020, Gilead declined to exercise its option to GLPG1972.

For any additional programs resulting from the collaboration, Gilead will make a $150 million opt-in payment per program and will not be subject to subsequent milestones payments. We will receive tiered royalties ranging from 20%-24% on net sales of all our products licensed by Gilead in all countries outside Europe.The collaboration is further described in “Item 4 – Collaborations – Option, License and Collaboration Agreement with Gilead”.

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

In December 2019, Gilead initiated a Phase 3 trial in psoriatic arthritis for which we received $10.0 million (€9.1 million). In December 2019, Gilead filed an NDA for filgotinib in the U.S. for which we received a $20 million payment in January 2020. In September 2020 filgotinib was approved by both the European and the Japanese authorities, for which we received a $105.0 million (€90.2 million) payment in October 2020. In connection with the December 2020 binding term sheet that we entered into with Gilead, pursuant to which we agreed to amend the existing arrangement for the commercialization and development of filgotinib, Gilead agreed to irrevocably pay Galapagos €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021, €75 million in April 2021 and €50 million in March 2022. In addition, we were no longer eligible to receive any future milestone payments relating to filgotinib in Europe.

Under the terms of the agreement of September 2021, in July 2022, Gilead made a one-time payment of $15 million to us.

In March 2022 filgotinib was approved by the Japanese authorities for UC, for which we received a $20.0 million (€18.2 million) payment in May 2022.

In October 2023, Gilead and we agreed to further amend the collaboration. Gilead and we agreed to terminate the existing 50/50 global development cost sharing arrangement, with us bearing the costs going forward, and to terminate our obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments. Effective 31 January 2024, following the closing of the transaction between Galapagos and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., Galapagos assigned its rights and obligations under the filgotinib collaboration to Alfasigma S.p.A., except for Galapagos’ right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and Galapagos entered into in October 2023.

We remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe.

The collaboration is further described in “Item 4 – Collaborations -- Exclusive collaboration agreement with Gilead for filgotinib”.

Terms of the equity investment

As part of the research and development collaboration Gilead also entered into a share subscription agreement with us. Gilead’s equity investment consisted of a subscription for new Galapagos shares at a price of €140.59 per share, representing at July 14, 2019 a 20% premium to Galapagos’ 30-day, volume-weighted average price. This equity subscription took place at the close of the transaction, on August 23, 2019 and increased Gilead’s stake in Galapagos from approximately 12.3% to 22.04% of the then issued and outstanding shares of Galapagos.

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

On November 6, 2019 Gilead exercised warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares of us. Gilead’s ownership at December 31, 2023 was 25.35%.

Distribution agreement for Jyseleca with Sobi

In October 2021, we signed an agreement (as amended from time to time) with Swedish Orphan Biovitrum AB (‘Sobi’) regarding the distribution of Jyseleca. Sobi acts as our distribution and commercialization partner of Jyseleca and will distribute the medicine in Central and Eastern Europe, Greece, Portugal, and the Baltic countries. Launches or first sales of Jyseleca in the aforementioned countries trigger milestone payments. We recorded milestones of €2.0 million in 2022 and milestones of €2.0 million in 2023 triggered by the first sale of Jyseleca in certain specific countries in Europe by Sobi.

Effective January 31, 2024, following the closing of the transaction between Galapagos and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., Galapagos assigned its rights and obligations under the Sobi agreement to Alfasigma S.p.A.

Drug discovery collaboration transaction with NovAliX

Effective July 1, 2023, we entered into an integrated drug discovery collaboration with NovAliX, a drug-discovery focused Contract Research Organization based in Strasbourg, France. Under the terms of the agreement, Galapagos’ drug discovery and research activities conducted in Romainville, France, and Galapagos’ employees in Romainville, which were exclusively dedicated to the operation of these activities, were transferred to NovAliX who will assume all ongoing research and discovery activities in Romainville, and this for no consideration. In return, Galapagos is committed to utilizing the research capabilities and expertise of NovAliX through a five year-collaboration and within the context of the company’s R&D portfolio, during which Galapagos is committed to purchase for a total of €73.8 million services from NovAliX.

Financial operations overview

Assets held for sale and discontinued operations

Where applicable and in accordance with IFRS 5, we have restated the 2021 and 2022 comparatives in the consolidated income statement and in the notes to consider the impact of classifying the Jyseleca® business as discontinued operations in 2023. (and Fidelta our fee-for-service business in 2021).

Product net sales

Revenue on the sale of Jyseleca® is recorded as “Product net sales” in our consolidated income statement (presented as dicontinued operations in this annual report).

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

Our R&D expenses are expected to decrease overall, driven by the recent transfer of the filgotinib development to Alfasigma on January 31, 2024, the discontinuation of activities in fibrosis and kidney disease initiated in 2022 as a result of our new strategy, while advancing our immunology pipeline and accelerating investments in our oncology programs. Since 2021, we cumulatively have spent €1,438.3 million on R&D activities which can be split as follows between the key programs:

	Year ended December 31,
	2023	2022	2021

	(Euro, in thousands)			Cumulative
Filgotinib program	€(190,177)	€(245,286)	€(171,204)	€(606,667)	42%
Ziritaxestat program	—	(1,096)	(26,725)	(27,821)	2%
SIKi program	(18,900)	(47,727)	(91,957)	(158,584)	11%
TYK2 program on GLPG3667	(31,289)	(24,467)	(27,141)	(82,897)	6%
CAR-T programs in oncology	(82,218)	(29,999)	—	(112,217)	8%
Other programs	(108,887)	(166,507)	(174,680)	(450,074)	31%
Total R&D expenses	€(431,471)	€(515,083)	€(491,707)	€(1,438,260)	100%

Other programs comprise expenditure for other projects in research phase and other early stage development programs in inflammation, fibrosis and other indications.

The decrease in our R&D expenditure for the year ended December 31, 2023, compared to the year before, was primarily due to reduced spend on the filgotinib development, our SIKi, and other programs. This was partly offset by cost increases for our TYK2 program in immunology and our new CAR-T programs in oncology.

The decrease in our R&D expenditure for the filgotinib development is primarily explained by the discontinuation of the DIVERSITY clinical trial in CD.

Sales and marketing expenses

Sales and marketing expenses primarily include costs associated with managing the commercial activities related to Jyseleca® in Europe.

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

Our sales and marketing expenses are expected to strongly decrease, as a consequence of the transfer of the Jyseleca® business to Alfasigma on January 31, 2024.

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

Our general and administrative expenses are expected to decrease due to a reduction of the staff as a consequence of the transfer of the Jyseleca® business to Alfasigma on January 31, 2024.

Grants and R&D incentives

We benefit from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse approved expenditures incurred in our R&D efforts and are credited to the income statement, under other operating income, when the relevant expenditure has been incurred and there is reasonable assurance that the grant or R&D incentive is receivable. The main grants and R&D incentives are as follows:

●	Companies in Belgium are eligible to receive R&D incentives linked to R&D investments (equaling 25% of 20.5% of the investment value in 2023). This R&D tax credit results in a cash inflow to us from the tax authorities five years after the investment was made and capitalized in our standalone financial statements under Belgian GAAP for the portion that has not been used to offset the payment of corporate tax or is paid to us for the portion that remains unused. In 2021 and in 2023 we also received a grant from the National Institute for Health and Disability Insurance. This grant aims to incentivize innovative Belgian biotech companies who are performing research and development activities in order to identify new medicines. Finally, we also benefit from certain rebates on payroll withholding taxes for scientific personnel.
●	In France, we benefit from R&D incentives from the French Government for R&D activities whereby 30% of qualifying R&D expenses can be recuperated. This research tax credit (crédit d’impôt recherche) results in a cash inflow to us from the tax authorities after three years, i.e., it is used to offset the payment of corporate tax or is paid to us for the portion that remains unused. Qualifying expenditures largely comprise employment costs for research staff, consumables, and certain overhead costs as well as capped outsourcing costs incurred as part of R&D projects.

Fair value adjustments and net exchange differences

Fair value gains and losses on current financial investments consist of the interest on treasury bills which have not yet expired (until 2022, as from 2023 the interest on money market funds are included), the effect of the re-measurement at fair value of our money market funds, including the exchange differences on money market funds. These money market funds qualify for level 1 fair value measurement based upon the closing price of the investment at each reporting date.

Foreign currency exchange gain and loss comprises the realized and unrealized effects from currency exchange rate fluctuations on our balance sheet positions denominated in foreign currency. For the year ended December 31, 2023, currency exchange losses were primarily due to currency exchange rate differences on our cash held in foreign currency, and primarily in U.S. dollars. On December 31, 2023 our cash and cash equivalents and current financial investments included $865.4 million held in U.S.dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S.dollar exchange rate as our functional currency is EUR.

Fair value re-measurement of warrants refers to initial warrant B. As this initial warrant B is not yet exercised by Gilead per December 31, 2023, we re-measured the financial liability relating to this warrant on December 31, 2021, on December 31, 2022 and on December 31, 2023 and recognized the resulting change in fair value between the year-end 2020 and year-end 2021, between year-end 2021 and year-end 2022 and between year-end 2022 and year-end 2023 in profit or loss. The recognized fair value gain of €3.0 million in 2021, €0.2 million in 2022 and of €0.02 million in 2023 are mainly the result of the change in the implied volatility of our share price and the evolution of our share price itself for these three periods. On December 31, 2023, the fair value of the financial liability related to the initial warrant B amounts to nil.

The financial liability will be re-measured at fair value at each reporting period.

Fair value losses on financial assets held at fair value through profit or loss consisted in 2021 of the effect of re-measurement of financial assets classified as equity investments held at fair value through profit or loss, which qualify for level 1 fair value measurement based upon the closing price of such securities at each reporting date, and for 2023 of an unrealized exchange loss on a participation in a non-listed company. Any gain or loss realized upon the sale of equity instruments is reported in other financial expense or in other financial income.

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

Taxation

With the exception of the year ended December 31, 2019 and 2023, we have a history of losses. We forecast to continue incurring losses as we continue to advance our immunology pipeline and accelerate investments in our oncology programs.

Consequently, we do not have any net deferred tax asset on the balance sheet as at December 31, 2023, except for subsidiaries working on a cost plus basis for which a deferred tax asset was set up for an amount of €1.1 million as of December 31, 2023. As a result of the business combination related to the acquisitions of CellPoint and AboundBio in 2022, we also recognized on acquisition date a net deferred tax liability of €23.3 million, consisting of deferred tax liabilities (€32.3 million) based upon the fair value of the acquired intangible assets less recognized deferred tax assets (€9.0 million). As a company active in research and development in Belgium, we also expect to benefit from the “innovation income deduction”, or IID in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective tax rate than other revenues. The effective tax rate can thus be reduced up to 3.75%.

Operating segments

We are currently operating as a single operating segment. Prior to the disposal of Fidelta we had two reportable segments, R&D and fee-for-service business. Due to the disposal of Fidelta (our fee-for-service segment) on January 4, 2021, we reported this segment as discontinued operations in 2021.

Financial information related to our operational segment and geographic information is contained in “Note 6—Segment information” in our consolidated financial statements appended to this annual report.

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

New standards and interpretations applicable for the annual period beginning on January 1, 2022 and for the annual period beginning on January 1, 2023

We refer to “Note 3-Material accounting policies” in our consolidated financial statements appended to this annual report.

A.	Operating results

Comparison of years ended December 31, 2023 and 2022

On January 31, 2024 we announced that we successfully completed the transfer of the Jyseleca® business to Alfasigma. The transfer of our Jyseleca® business has been determined to meet the criteria to be classified as held for sale and discontinued operations in our financial statements for the year ended December 31, 2023. We also presented all income statement items fully related to the Jyseleca® business to be transferred on a separate line “Net income/loss (-) from discontinued operations, net of tax” in our consolidated income statement. The consolidated income statement for all comparative periods reported in these consolidated financial statements were restated as well to show the discontinued operations on a separate line.

The abbreviation n.m. in the column ‘% change’ refers to ‘not meaningful’.

The following table summarizes the results of our operations for the years ended December 31, 2023 and 2022, together with the changes to those items.

	Year ended December 31,
	2023	2022 (*)	% Change

	(Euro, in thousands, except per share data)
Collaboration revenues	239,724	241,249	(1%)
Total net revenues	239,724	241,249	(1%)

Research and development expenses	(241,294)	(269,797)	(11%)
Sales and marketing expenses	(5,676)	(3,480)	63%
General and administrative expenses	(128,289)	(135,155)	(5%)
Other operating income	47,272	36,127	31%

Operating loss	(88,263)	(131,056)	(33%)

Fair value adjustments and net exchange differences	16,252	51,498	(68%)
Other financial income	80,249	18,563	332%
Other financial expenses	(2,613)	(9,854)	(73%)

Profit/loss (-) before tax	5,625	(70,849)	(108%)

Income taxes	(9,613)	(572)	1581%

Net loss from continuing operations	(3,988)	(71,421)	(94%)

Net profit/loss (-) from discontinued operations, net of tax	215,685	(146,570)	(247%)

Net profit/loss (-)	€211,697	€(217,991)

Net profit/loss (-) attributable to:
Owners of the parent	211,697	(217,991)
Basic and diluted earnings/loss (-) per share	€3.21	€(3.32)
Basic and diluted loss per share from continuing operations	€(0.06)	€(1.09)

(*) The 2022 comparative has been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

Results from Discontinued Operations

On October 30, 2023 we announced that we had signed a letter of intent contemplating a transfer of the Jyseleca® business to Alfasigma, including the European and UK Marketing Authorizations, the commercial, medical and development activities for Jyseleca® and approximately 400 positions in 14 European countries.

On December 30, 2023, we signed a final share and asset purchase agreement with Alfasigma.

On December 31, 2023, the transaction was still subject to certain closing conditions such as the finalization of the consultation process with the workers councils and FDI clearance in Italy, France and Denmark. The transaction was closed on January 31, 2024, upon obtaining all necessary approvals. We received a €50.0 million upfront payment in 2024, are entitled to potential sales-based milestone payments totalling €120.0 million and mid-single to mid-double-digit royalties on European sales. We will contribute up to €40.0 million to Alfasigma by June 2025 for Jyseleca® related development activities.

The transfer of our Jyseleca® business has been determined to meet the criteria to be classified as held for sale and discontinued operations in our financial statements for the year ended December 31, 2023.

The post-tax result from discontinued operations can be disaggregated in the following items:

i)	Financial performance

	Year ended December 31,
	2023	2022	% Change

	(Euro, in thousands, except share and per share data)

Product net sales	€112,339	€87,599	28%
Collaboration revenues	431,465	176,432	145%
Total net revenues	543,804	264,031	106%

Cost of sales	(18,022)	(12,079)	49%
Research and development expenditure	(190,177)	(245,286)	(22%)
Sales and marketing expenses	(113,356)	(144,075)	(21%)
General and administrative expenses	(17,989)	(9,776)	84%
Other operating income	13,003	10,721	21%

Operating profit/loss (-)	217,262	(136,464)	n.m.

Fair value adjustments and net currency exchange differences	(13)	(25)	(48%)
Other financial income	679	15	n.m.
Other financial expenses	(167)	(7,825)	(98%)

Profit/loss (-) before tax	217,761	(144,298)	n.m.

Income taxes	(2,076)	(2,272)	(9%)

Net profit/loss (-)	€215,685	€(146,570)	n.m.

Basic and diluted earnings/losss (-) per share from discontinued operations	€3.27	€(2.23)
Weighted average number of shares (in thousands of shares)	65,884	65,699
Weighted average number of shares - Diluted (in thousands of shares)	65,933	65,699

Jyseleca® product net sales in Europe amounted to €112.3 million in 2023, compared to €87.6 million in 2022, of which €8.1 million realized in Belgium (€7.3 million in 2022).

Collaboration revenues in discontinued operations related to revenue recognition of the collaboration agreement with Gilead for the filgotinib development amount to €429.4 million in 2023 compared to €174.4 million for last year. Effective January 31, 2024, following the closing of the transaction between us and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., we assigned our rights and obligations under the filgotinib collaboration with Gilead to Alfasigma S.p.A., except for our right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and us entered into in October 2023. As a consequence, our performance obligation towards Gilead for the development of filgotinib will come to its end, and the total estimated remaining costs to complete the filgotinib development was substantially reduced leading to a major increase in the percentage of completion of our performance obligation (applying the “cost-to-cost” input model) and a considerable positive catch-up of revenue explaining the increase in revenue recognition for the year 2023 compared to 2022. We refer to note 2 “Summary of significant transactions” of this annul report for a general description of our collaboration with Gilead.

On December 31, 2023, the remaining deferred income related to the filgotinib development amounts to €26.3 million that will mainly be released in revenue in 2024.

Additionally, we recorded in both 2023 and 2022 €2.0 million milestone payments triggered by the initial sales of Jyseleca® in specific countries by our distribution and commercialization partner Sobi.

The decrease in R&D expenditures was mainly due to the discontinuation early 2023 of the DIVERSITY clinical trials in CD. Personnel expenses decreased by €15.0 million, from €74.6 million in 2022 to €59.6 million in 2023. Subcontracting costs decreased as well by €39.0 million, from €153.7 million in 2022 to €114.7 million in 2023.

The decrease in S&M expenses is reflected in a decrease in personnel expenses by €10.8 million, from €70.2 million in 2022 to €59.3 million in 2023 due to lower bonus costs and costs of our subscription right plans, while external outsourcing costs decreased by €17.0 million, from €52.8 million in 2022 to €35.8 million in 2023 primarily explained by lower costs for marketing campaigns and promotional expenses. G&A expenses attributable to the Jyseleca® business increased primarily due to an increase in costs of our subscription right plans explained by unusually low costs in 2022 due to reversal of cost related to voluntary leavers, as well as increase in salaries. The G&A expenses for the year 2023 also include one-off legal fees related to the transaction with Alfasigma for €3.5 million.

Other operating income attributable to the Jyseleca® business increased, mainly due to higher R&D incentives income.

The movement in other financial income/expenses is primarily explained by a lower discounting effect of long-term deferred revenue for the development of filgotinib because we expect to recognize the remaining revenues in 2024. The financing component related to our filgotinib performance obligation was re-assessed on December 31, 2023 considering the reduced duration and the expected end of the performance obligation for the development of filgotinib.

ii)  Assets and liabilities

December 31, 2023
(Euro, in thousands)
Property, plant and equipment	€4,194
Deferred tax assets	292
Other non-current assets	598
Inventories	737
Trade and other receivables	15,786
Cash and cash equivalents	7
Other current assets	471
Total assets in disposal group classified as held for sale	22,085

Retirement benefit liabilities	1,160
Non-current lease liabilities	2,327
Other non-current liabilities	329
Current lease liabilities	1,308
Trade and other liabilities	25,619
Current tax payable	1,242
Current deferred income	59
Total liabilities directly associated with assets in disposal group classified as held for sale	32,044

Net liability held for sale	€(9,959)

Results from our continuing Operations

Collaboration revenues

	Year ended December 31,
	2023	2022(*)	% Change

	(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees	€230,242	€230,423	(0%)
Reimbursement income	—	56	n.m.
Royalties	9,482	10,770	(12%)
Total collaboration revenues	€239,724	€241,249	(1%)

(*) The 2022 comparative has been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

We refer to note 2 “Summary of significant transactions” in our consolidated financial statements appended to this annual report for a general description of our collaboration with Gilead.

The following table summarizes details of collaboration revenues for the years ended December 31, 2023 and 2022 by collaboration and by category of revenue: upfront payments and license fees, reimbursement income and royalties.

	Over time	Point in time	2023	2022(*)
			(Euro, in	(Euro, in
			thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€230,242	€230,423
Gilead collaboration agreement for drug discovery platform	Ö		230,242	230,423

Reimbursement income			-	56
Novartis collaboration agreement for MOR106		Ö	-	56

Royalties			9,482	10,770
Gilead royalties on Jyseleca		Ö	9,466	10,726
Other royalties		Ö	16	44

Total collaboration revenues			€239,724	€241,249

(*) The 2022 comparative has been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

We recognize the consideration from Gilead allocated to the drug discovery platform on a linear basis over the 10-year period of our collaboration, of which we recognized €230.2 million in revenue in 2023. We expect to recognize the same amount in the coming years, until the end of the 10-year period.

Since signing of the letter of intent with Alfasigma in October 2023, we classified all activities that were directly related to the Jyseleca® business, including the revenue recognition related to the filgotinib performance obligation, as discontinued operations in accordance with IFRS 5. We refer to note 5 “Discontinued Operations” in our consolidated financial statements appended to this annual report for additional information.

For the year ended December 31, 2023 we also recognized in revenue €9.5 million of royalties from Gilead on filgotinib. The royalties on sales of Jyseleca® performed by Gilead in Japan were not reported as discontinued operations as we still have the right to receive those royalties on future sales made by Gilead and its commercialization partners (this right is not subject to transfer to Alfasigma as part of the transfer of the Jyseleca® business to them).

The outstanding balance of deferred income from the Gilead collaboration for the drug discovery platform at December 31, 2023 amounted to €1,299.2 million and is composed of €1,299.1 million that will be linearly recognized over the next years during the remainder of the 10 years of our collaboration and €0.1 million is related to the warrant issuance liability reserved for the subsequent warrant B.

R&D expenditure

The following table summarizes our R&D expenditure for the years ended December 31, 2023 and 2022, together with the changes to those items.

	Year ended December 31,
	2023	2022(*)	% Change

	(Euro, in thousands)
Personnel costs	€(95,788)	€(115,484)	(17%)
Subcontracting	(82,997)	(61,192)	36%
Disposables and lab fees and premises costs	(18,083)	(19,529)	(7%)
Depreciation and impairment	(22,254)	(51,493)	(57%)
Professional fees	(9,272)	(9,316)	(0%)
Other operating expenses	(12,900)	(12,783)	1%
Total R&D expenses	€(241,294)	€(269,797)	(11%)

(*) The 2022 comparative has been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

The variance in our R&D expenditure in 2023 compared to 2022 was principally due to the following elements:

●	Depreciation and impairment decrease was primarily due to an impairment of €26.7 million of previously capitalized upfront fees related to our collaboration with Molecure on the dual chitinase inhibitor OATD-01 (GLPG4716) in fibrosis, and impairments of intangibles assets related to other discontinued projects for an amount of €8.9 million, both recorded in 2022.
●	A decrease in personnel costs explained by a decrease in the R&D staff, lower bonus costs and lower accelerated non-cash cost recognition for subscription right plans related to good leavers.
●	Increase in subcontracting costs following the evolution of our CAR-T program and TYK2 program.

The table below summarizes our R&D expenditure for the years ended December 31, 2023 and 2022, broken down by program.

	Year ended December 31,
	2023	2022(*)	% Change

	(Euro, in thousands)
Ziritaxestat program	€—	€(1,096)	(100%)
SIKi program	(18,900)	(47,727)	(60%)
TYK2 program on GLPG3667	(31,289)	(24,467)	28%
CAR-T programs in oncology	(82,218)	(29,999)	174%
Other programs	(108,887)	(166,507)	(35%)
Total R&D expenses	€(241,294)	€(269,797)	(11%)

(*) The 2022 comparative has been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

The decrease in R&D expenditure in 2023 was primarily explained by reduced spend on our SIKi and other programs primarily in kidney desease and fibrosis.

This was partly offset by higher investments in 2023 in our CAR-T programs in oncology and in our TYK2 program in immunology. Other programs comprise expenditure for other projects in research phase and other early-stage development programs.

Sales and marketing expenses

The following table summarizes our sales and marketing expenses for the years ended December 31, 2023 and 2022, together with the changes to those items.

	Year ended December 31,
	2023	2022(*)	% Change

	(Euro, in thousands)
Personnel costs	€(2,997)	€(1,693)	77%
Depreciation	(113)	(59)	92%
External outsourcing costs	(1,776)	(1,267)	40%
Professional fees	(131)	(99)	31%
Other operating expenses	(659)	(363)	82%
Total sales and marketing expenses	€(5,676)	€(3,480)	63%

(*) The 2022 comparative has been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

Personnel costs increased by €1.3 million in 2023 explained by an increase in staff working on oncology and other than Jyseleca® related projects.

General and administrative expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2023 and 2022, together with the changes to those items.

	Year ended December 31,
	2023	2022(*)	% Change

	(Euro, in thousands)
Personnel costs	€(66,098)	€(76,536)	(14%)
Depreciation and impairment	(15,978)	(8,529)	87%
Legal and professional fees	(23,250)	(23,715)	(2%)
Other operating expenses	(22,963)	(26,375)	(13%)
Total general and administrative expenses	€(128,289)	€(135,155)	(5%)

(*) The 2022 comparative has been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

The decrease in our general and administrative expenses in 2023 was mainly explained by a decrease in personnel expenses primarily due to lower accelerated non-cash cost recognition for our subscription right plans related to good leavers. This was partly offset by an impairment of €7.6 million on the construction project in Mechelen (Belgium).

Other operating income

The following table summarizes our other operating income for the years ended December 31, 2023 and 2022, together with the changes to those items.

	Year ended December 31,
	2023	2022(*)	% Change

	(Euro, in thousands)
Grant income	€6,618	€1,873	253%
R&D incentives income	32,968	29,104	13%
Other income	7,686	5,150	49%
Total other operating income	€47,272	€36,127	31%

(*) The 2022 comparative has been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

The grant income in 2023 mainly comprises a grant received in 2023 from the National Institute for Health and Disability Insurance amounting to €6.1 million. This grant aimed to incentivize innovative Belgian biotech companies who are performing research and development activities in order to identify new medicines.

In many cases these grant agreements carry clauses which require us to maintain a presence in the same region for a number of years and invest according to pre-agreed budgets.

R&D incentives income can be split up as follows:

	Year ended December 31,
	2023	2022(*)	% Change

	(Euro, in thousands)
Income from innovation incentive system in France	€5,881	€11,075	(47%)
Income from Belgian R&D incentives	16,535	10,339	60%
Tax rebates on payroll withholding taxes of R&D personnel (Belgium & the Netherlands)	10,552	7,689	37%
Total R&D incentives income	€32,968	€29,104	13%

(*) The 2022 comparative has been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

Other income increased mainly due to rental income and a one-off gain on the sale of fixed assets.

Fair value adjustments and net currency exchange differences

The following table summarizes our fair value adjustments and net currency exchange differences for the years ended December 31, 2023 and 2022, together with the changes to those items.

	Year ended December 31,
	2023	2022(*)	% Change

	(Euro, in thousands)

Net unrealized currency exchange gain/loss (-)	€(20,544)	€41,559	(149%)
Net realized currency exchange gain/loss (-)	(1,118)	2,825	(140%)
Fair value re-measurement of warrants	18	186	(90%)
Fair value loss on financial assets held at fair value through profit or loss	(390)	—	n.m.
Fair value gain on current financial investments	38,286	6,929	453%
Total fair value adjustments and net currency exchange differences	€16,252	€51,498	(68%)

(*) The 2022 comparative has been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

The net currency unrealized exchange loss of €20.5 million in 2023 primarily related to €20.4 million of unrealized exchange loss on cash and cash equivalents and current financial investments at amortised cost held in U.S. dollars, as compared to an unrealized net exchange gain in 2022 of €41.3 million on cash and cash equivalents and current financial investments at amortized cost held in U.S. dollar. We have cash, cash equivalents and current financial investments held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR.

Fair value re-measurement of warrants refers to the fair value re-measurement of the Gilead initial warrant B. The fair value of the financial liability related to the Gilead initial warrant B of nil on 31 December 2023 (€0.02 million on 31 December 2022) was presented as part of trade and other liabilities in our consolidated statement of financial position and will be re-measured at each reporting period. We refer to note 2 “Summary of significant transactions” in our consolidated financial statements appended to this annual report for more information.

The fair value gain on the current financial investments reflects the exchange differences booked on the money market funds, the interest on the money market funds and the effect of the re-measurement at fair value of the money market funds on December 31, 2023. These re-measurement gains are mainly the result of the positive returns on the EUR denominated money market funds.

For more information on currency exchange fluctuations on our business, please see the section of this annual report titled “Item 11—Quantitative and qualitative disclosures about market risk—Foreign exchange risk.”

Other financial income and expense

The following table summarizes other financial income and expense for the years ended December 31, 2023 and 2022.

	Year ended December 31,
	2023	2022(*)	% Change

	(Euro, in thousands)
Other financial income:
Interest income	€79,290	€18,094	338%
Discounting effect of non-current R&D incentives receivables	617	93	563%
Discounting effect of other non-current liabilities	318	—	n.m.
Other finance income	24	376	(94%)
Total other financial income	80,249	18,563	332%

Other financial expenses:
Interest expenses	(1,770)	(6,884)	(74%)
Discounting effect of other non-current liabilities	—	(2,271)	(100%)
Other finance charges	(843)	(699)	21%
Total other financial expense	€(2,613)	€(9,854)	(73%)

(*) The 2022 comparative has been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

Interest income was related to interests on term deposits, notice accounts and current financial investments. Interest income increased due to increased interest rates.

Interest expenses were related to interests on term deposits and treasury bills, on leases of buildings and cars. Other financial expense for 2023 also comprise the discounting effect of other non-current liabilities as deferred consideration and milestones payables related to the acquisition of subsidiaries.

Income Taxes

The following table summarizes our tax result for the years ended December 31, 2023 and 2022.

	Year ended December 31,
	2023	2022(*)	% Change

	(Euro, in thousands)
Current tax	€(5,928)	€(1,738)	241%
Deferred tax	(3,685)	1,166	(416%)
Income taxes	€(9,613)	€(572)	1581%

(*) The 2022 comparative has been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

Current tax, consisting of corporate income taxes, and deferred tax income/loss (-) related to subsidiaries working on a cost plus basis. The increase in 2023 was primarily due to the re-assessment of net deferred tax liabilities and corporate income tax payables as a result of a one-off intercompany transaction.  In addition, the deferred tax income for the year ended December 31, 2022, was largely due to the partial release of the net deferred tax liabilities related to the acquisitions of CellPoint and AboundBio.

We refer to note 11 “Income taxes” in our consolidated financial statements appended to this annual report.

Business combinations during the prior period

On June 21, 2022 we acquired, in an all-cash transaction, 100% of the shares and voting interests of CellPoint for a total agreed payment at completion of €125 million, including consideration for other liabilities associated with the transaction amounting to €10.3 million. Additional contingent consideration up to €100.0 million is due when certain development (€20.0 million), regulatory (€30.0 million) and sales-based (€50.0 million) milestones would be achieved. Total fair value at acquisition date of these milestones amounted to €20.2 million. This fair value is measured with most significant inputs being the probability of success of reaching these milestones, expected timing and the discount rate. The discounting impact is recognized in financial results.

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

Details of the fair value of identifiable assets and liabilities acquired in both transactions, the purchase consideration, the goodwill at the acquisition date and the net cash outflow arising on acquisition are as follows:

	June 21, 2022

	(Euro, in thousands)
	CellPoint			AboundBio			Total
	Book value	Adjustment	Fair value	Book value	Adjustment	Fair value
Intangible assets other than goodwill		€120,517	€120,517		€4,053	€4,053
Property, plant and equipment	€1,289		1,289	€965		965
Other non-current assets	81		81	4		4
Trade and other receivables	162		162	-		-
Cash and cash equivalents	3,179		3,179	4,279		4,279
Other current assets	1,254		1,254	536		536
Deferred tax liabilities	-	(22,368)	(22,368)	-	(907)	(907)
Trade and other liabilities	(32,789)		(32,789)	(587)		(587)
Current deferred income	-		-	(474)		(474)
Net assets acquired	(26,824)	98,149	71,325	4,723	3,146	7,869

Consideration paid in cash			107,750			14,976
Fair value re-measurement of previously held equity investment			-			342
Deferred consideration			5,808			-
Fair value of contingent consideration			20,211			-
Fair value of total consideration			133,769			15,318

Goodwill			62,444			7,449
Exchange differences on goodwill			-			(80)
Goodwill in the balance sheet at December 31, 2022			€62,444			€7,369	€69,813

Net cash outflow arising on acquisition (2022)

Consideration paid in cash			107,750			14,976
Less: cash and cash equivalents balances acquired			(3,179)			(4,279)
Cash out from acquisition of subsidiaries, net of cash acquired (paid in 2022)			€104,571			10,698	€115,270

Cash used in operating activities for other liabilities related to the acquisition of subsidiaries (2022)			€28,164				€28,164

Cash out from acquisition of subsidiaries (payment of deferred consideration in 2023)			€7,000				€7,000

We refer to “Note 27-Business combinations during the prior period” in our consolidated financial statements appended to this annual report for more details.

Drug discovery collaboration transaction with NovAliX

We completed the integrated drug discovery collaboration transaction with NovAliX on June 30, 2023, effective as from July 1, 2023. Under the terms of the agreement, Galapagos’ drug discovery and research activities conducted in Romainville, France, and Galapagos’ employees in Romainville, which are exclusively dedicated to the operation of these activities, were transferred to NovAliX who will assume all ongoing research and discovery activities in Romainville, and this for no consideration. In return, Galapagos is committed to utilizing the research capabilities and expertise of NovAliX through a five year-collaboration and within the context of the company’s R&D portfolio, resulting in a total commitment of €73.8 million on June 30, 2023.

The collaboration agreement and sale and purchase agreement were negotiated as a package with one single commercial objective and with an agreed consideration for the transaction as a whole.

The impact of the transfer of activities and personnel (reference is made to the table below) was treated as an advance for future services to be obtained from NovaliX throughout the five years collaboration. This advance will gradually be released through profit or loss, in line with the purchase commitment towards NovAliX over the five year period of the collaboration between us and NovAliX. The part still to be released on December 31, 2023 has been presented in the statement of financial position as other current asset (€2.7 million) and other non-current asset (€5.6 million).

June 30,
2023
(Euro, in thousands)

Loss on sale of fixed assets	€12,506
Result of transfer of retirement benefit liability	(3,022)
Result of transfer of right-of-use asset	174
Advance related to the NovAliX transaction	€9,658

Furthermore we made an upfront payment to NovAliX of €8.3 million on closing of the transaction which is a prepayment for the future purchase commitment for the following five years. The remaining part has been presented in our statement of financial position on December 31, 2023 as other current asset (€2.4 million) and other non-current asset (€4.7 million).

Comparison of years ended December 31, 2022 and 2021

On January 31, 2024 we announced that we successfully completed the transfer of the Jyseleca® business to Alfasigma. The transfer of our Jyseleca® business has been determined to meet the criteria to be classified as held for sale and discontinued operations in our financial statements for the year ended December 31, 2023. We also presented all income statement items fully related to the Jyseleca® business to be transferred on a separate line “Net income/loss (-) from discontinued operations, net of tax” in our consolidated income statement. The consolidated income statement for all comparative periods reported in these consolidated financial statements were restated as well to show the discontinued operations on a separate line. The discontinued operations of the year ended December 31, 2021, also include the result from the disposal of Fidelta completed on January 1, 2021).

The following table summarizes the results of our operations for the years ended December 31, 2022 and 2021, together with the changes to those items.

	Year Ended December 31,
	2022 (*)	2021 (*)	% Change

	(Euro, in thousands, except share and per share data)

Collaboration revenues	241,249	234,384	3%
Total net revenues	241,249	234,384	3%

Research and development expenses	(269,797)	(320,503)	(16%)
Sales and marketing expenses	(3,480)	(3,776)	(8%)
General and administrative expenses	(135,155)	(127,744)	6%
Other operating income	36,127	46,071	(22%)

Operating loss	(131,056)	(171,568)	(24%)

Fair value re-measurement of share subscription agreement and warrants	51,498	61,462	(16%)
Other financial income	18,563	3,057	507%
Other financial expenses	(9,854)	(12,353)	(20%)

Loss before tax	(70,849)	(119,402)	(41%)

Income taxes	(572)	(1,389)	(59%)

Net loss from continuing operations	(71,421)	(120,791)	(41%)

Net profit/loss (-) from discontinued operations, net of tax	(146,570)	17,560	(935%)

Net loss	€(217,991)	€(103,231)	111%

Net loss attributable to:
Owners of the parent	(217,991)	(103,231)
Basic and diluted loss per share	€(3.32)	€(1.58)
Basic and diluted loss per share from continuing operations	€(1.09)	€(1.84)

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

Results from Discontinued Operations

We refer to the section of the results from discontinued operations in the comparison of years ended December 31, 2023 and 2022 for an introduction on the transfer of the Jyseleca® business to Alfasigma.

As a consequence of to the transfer of the Jyseleca® business to Alfasigma, we restated the consolidated income statements of the years ended December 31, 2022 and December 31, 2021, to present the Jyseleca® business as discontinued operations.

(i)	Result from discontinued operations related to the Jyseleca® business

	Year ended December 31,
	2022	2021	% Change

	(Euro, in thousands, except share and per share data)

Product net sales	€87,599	€14,753	494%
Collaboration revenues	176,432	235,709	(25%)
Total net revenues	264,031	250,462	5%

Cost of sales	(12,079)	(1,629)	641%
Research and development expenditure	(245,286)	(171,205)	43%
Sales and marketing expenses	(144,075)	(66,179)	118%
General and administrative expenses	(9,776)	(13,155)	(26%)
Other operating income	10,721	7,678	40%

Operating profit/loss (-)	(136,464)	5,972	n.m.

Fair value adjustments and net currency exchange differences	(25)	—
Other financial income	15	164	(91%)
Other financial expenses	(7,825)	(9,733)	(20%)

Loss before tax	(144,298)	(3,597)	n.m.

Income taxes	(2,272)	(1,034)	120%

Net loss	€(146,570)	€(4,631)	n.m.

Basic and diluted earnings/losss (-) per share from discontinued operations	€(2.23)	€(0.07)
Weighted average number of shares (in thousands of shares)	65,699	65,500
Weighted average number of shares - Diluted (in thousands of shares)	65,699	65,500

Jyseleca® product net sales in Europe amounted to €87.6 million in 2022, compared to €14.8 million in 2021, of which €7.3 million realized in Belgium (€1.7 million in 2021).

Collaboration revenues in discontinued operations related to revenue recognition of the collaboration agreement with Gilead for the filgotinib development amount to €174.4 million in 2022 compared to €235.7 million for the same period last year. This decrease was due to a lower increase in the percentage of completion, slightly offset by higher revenue recognition of milestone payments, strongly influenced by the milestone achieved in 2022 related to the regulatory approval in Japan for UC.

Our R&D expenditures related to the filgotinib development in 2022 amounted to €245.3 million (€171.2 million in 2021). This was mainly driven by higher subcontracting and personnel expenses, as result of the transfer of clinical trials by Gilead to us.

Our S&M and G&A expenses related to the Jyseleca® business amounted to €153.9 million for the year 2022 compared to €79.3 million in 2021. S&M expenses increased by €77.9 million, primarily due to the termination of our 50/50 filgotinib co-commercialization cost sharing agreement with Gilead for filgotinib in 2022 and higher personnel expenses.

Other operating income attributable to the Jyseleca® business amounted to €10.7 million in 2022 compared to €7.7 million in 2021, mainly due to higher R&D tax credit income, Phd rebates income and recuperation of import taxes on delivery of  API.

We reported net negative financial results of the discontinued operations of €7.8 million for the year 2022 (€9.6 million for 2021), and they mainly related to the discounting component of the filgotinib deferred income.

Disposal of FIDELTA fee-for-service business

On November 23, 2020, we signed a share purchase agreement with Selvita S.A. in relation to the disposal of Fidelta d.o.o. (our previous fee-for-service segment). The transaction was completed on January 4, 2021. The results of Fidelta were reported as discontinued operations in our consolidated income statement. Fidelta will continue performing drug discovery services for us for the next two years for which we have purchase commitments for an aggregate amount of €6.6 million on December 31, 2023.

(i) Disposal of Fidelta

a. Consideration received

(Euro, in thousands)
Cash received	€37,080
Total cash received	€37,080

b. Analysis of assets and liabilities over which control was lost

January 4, 2021
(Euro, in thousands)
Intangible assets	€21
Property, plant and equipment	10,050
Other non-current assets	160
Trade and other receivables	4,428
Cash and cash equivalents	7,884
Other current assets	863
Total assets	23,406

Non-current lease liabilities	4,115
Other non-current liabilities	70
Trade and other liabilities	4,479
Current lease liabilities	727
Income tax payable	356
Total liabilities	9,747

Net assets disposed of	€13,658

c. Gain on disposal

(Euro, in thousands)
Cash received	€37,080
Net assets disposed of	(13,658)
Effect of cumulative translation adjustment reclassified from equity on loss of control	(731)
Costs associated to the sale	(500)
Gain on disposal	€22,191

d. Net cash proceedsfrom disposal of Fidelta

(Euro, in thousands)
Cash received	€37,080
Less: cash and cash equivalents balances disposed of	(7,884)
Total consideration received, net of cash disposed of	29,196
Costs associated to the sale	(500)
Cash in from disposal of Fidelta, net of cash disposed of	€28,696

ii) Result from discontinued operations

	Year ended December 31,
	2022	2021

	(Euro, in thousands, except share and per share data)

Gain on disposal of subsidiaries	—	22,191

Operating profit	—	22,191

Net profit	€—	€22,191
Basic and diluted earnings per share from discontinued operations	€—	€0.34
Weighted average number of shares (in thousands of shares)	—	65,500
Weighted average number of shares - Diluted (in thousands of shares)	—	65,831

Results from our continuing Operations

The following table summarizes details of collaboration revenues for the years ended December 31, 2022 and 2021 by collaboration and by category of revenue: upfront payments and license fees, reimbursement income and royalties.

	Year ended December 31,
	2022(*)	2021(*)	% Change

	(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees	€230,423	€230,582	(0%)
Reimbursement income	56	—	n.m.
Royalties	10,770	3,801	183%
Total collaboration revenues	€241,249	€234,384	3%

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

We recognize the consideration from Gilead allocated to the drug discovery platform on a linear basis over 10 years, of which we recognized €230.4 million in 2022. For the year ended December 31, 2022, we recognized in revenue €10.7 million of royalties from Gilead on filgotinib.

The outstanding balance of deferred income from the Gilead collaboration agreement for the exclusive access to our drug discovery platform at December 31, 2022 amounted to €1,529.4 million and was composed of €1,528.7 million that will be linearly recognized over the next years of our 10 year collaboration and €0.7 million related to the warrant issuance liability reserved for the Gilead subsequent warrant B.

We refer to note 2 “Summary of significant transactions” in our consolidated financial statements appended to this annual report for a general description of our collaboration with Gilead.

R&D expenditure

The following table summarizes our R&D expenditure for the years ended December 31, 2022 and 2021, together with the changes to those items.

	Year ended December 31,
	2022(*)	2021(*)	% Change

	(Euro, in thousands)
Personnel costs	€(115,484)	€(128,402)	(10%)
Subcontracting	(61,192)	(126,881)	(52%)
Disposables and lab fees and premises costs	(19,529)	(22,933)	(15%)
Depreciation and impairment	(51,493)	(15,709)	228%
Professional fees	(9,316)	(12,234)	(24%)
Other operating expenses	(12,783)	(14,344)	(11%)
Total R&D expenses	€(269,797)	€(320,503)	(16%)

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

The variance in our R&D expenditure in 2022 compared to 2021 was principally due to the following elements:

●	Depreciation and impairment increase was primarily due to an impairment of €26.7 million of previously capitalized upfront fees related to our collaboration with Molecure on the dual chitinase inhibitor OATD-01 (GLPG4716) in fibrosis, and impairments recorded in 2022 of intangibles assets related to other discontinued projects for an amount of €8.9 million.

●	A decrease in personnel costs explained by a decrease in salary expenses linked to a reduction in the staff and in non-cash cost recognition for subscription right plans..

●	Decrease in subcontracting costs following the evolution of our programs.

The table below summarizes our R&D expenditure for the years ended December 31, 2022 and 2021, broken down by program.

	Year ended December 31,
	2022(*)	2021(*)	% Change

	(Euro, in thousands)
Ziritaxestat program	€(1,096)	€(26,725)	(96%)
SIKi program	(47,727)	(91,957)	(48%)
TYK2 program on GLPG3667	(24,467)	(27,141)	(10%)
CAR-T programs in oncology	(29,999)	—	n.m.
Other programs	(166,507)	(174,680)	(5%)
Total R&D expenses	€(269,797)	€(320,503)	(16%)

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

The decrease in R&D expenditure in 2022 was primarily explained by the winding down of the programs with ziritaxestat (IPF), and reduced spend on our SIKi, TYK2 and other programs. This was partly offset by new investments in CAR-T programs in oncology. Other programs comprise expenditure for other projects in research phase and other early-stage development programs focused on inflammation, fibrosis and other indications.

Sales and marketing expenses

The following table summarizes our sales and marketing expenses for the years ended December 31, 2022 and 2021, together with the changes to those items.

	Year ended December 31,
	2022(*)	2021(*)	% Change

	(Euro, in thousands)
Personnel costs	€(1,693)	€(1,709)	(1%)
Depreciation	(59)	(37)	59%
External outsourcing costs	(1,267)	(1,802)	(30%)
Professional fees	(99)	(15)	560%
Other operating expenses	(363)	(214)	70%
Total sales and marketing expenses	€(3,480)	€(3,776)	(8%)

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

Sales and marketing expenses for non-Jyseleca® related projects were stable for the year ended December 31, 2022 compared to the year ended December 31, 2021.

General and administrative expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2022 and 2021, together with the changes to those items.

	Year ended December 31,
	2022(*)	2021(*)	% Change

	(Euro, in thousands)
Personnel costs	€(76,536)	€(60,364)	27%
Depreciation and impairment	(8,529)	(16,338)	(48%)
Legal and professional fees	(23,715)	(25,345)	(6%)
Other operating expenses	(26,375)	(25,697)	3%
Total general and administrative expenses	€(135,155)	€(127,744)	6%

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

The increase in our general and administrative expenses in 2022 was mainly explained by an increase in personnel expenses primarily due to accelerated non- cash cost recognition for our subscription right plans related to good leavers. This was partly offset by a decrease in depreciation and impairment costs due to an impairment cost of €9.3 million in 2021 on other tangible fixed assets following our decision to reassess the construction project in Mechelen (Belgium).

Other operating income

The following table summarizes our other operating income for the years ended December 31, 2022 and 2021, together with the changes to those items.

	Year ended December 31,
	2022(*)	2021(*)	% Change

	(Euro, in thousands)
Grant income	€1,873	€7,334	(74%)
R&D incentives income	29,104	37,416	(22%)
Other income	5,150	1,325	289%
Total other operating income	€36,127	€46,075	(22%)

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

The grant income in 2021 mainly comprises a grant received in 2021 from the National Institute for Health and Disability Insurance amounting to €5.4 million. This grant aimed to incentivize innovative Belgian biotech companies who are performing research and development activities in order to identify new medicines.

R&D incentives income was primarily composed of:

	Year ended December 31,
	2022(*)	2021(*)	% Change

	(Euro, in thousands)
Income from innovation incentive system in France	€11,075	€12,245	(10%)
Income from Belgian R&D incentives	10,339	14,835	(30%)
Tax rebates on payroll withholding taxes of R&D personnel (Belgium & the Netherlands)	7,689	10,336	(26%)
Total R&D incentives income	€29,104	€37,416	(22%)

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

Other income increased mainly due to rental income and a one-off sale of side products from our R&D activities.

Fair value adjustments and net currency exchange differences

The following table summarizes our fair value adjustments and net currency exchange differences for the years ended December 31, 2022 and 2021, together with the changes to those items.

	Year ended December 31,
	2022(*)	2021(*)	% Change

	(Euro, in thousands)
Fair value adjustments and net currency exchange differences:
Net unrealized currency exchange gain	€41,559	€56,966	(27%)
Net realized currency exchange gain/loss (-)	2,825	(308)	(1,017%)
Fair value re-measurement of warrants	186	2,960	(94%)
Fair value loss on financial assets held at fair value through profit or loss	—	(4,919)	(100%)
Fair value gain on current financial investments	6,929	6,763	2%
Total fair value adjustments and net currency exchange differences	€51,498	€61,462	(16%)

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

The net unrealized currency exchange gain of €41.6 million in 2022 primarily related to € 41.3 million of unrealized exchange gains on cash and cash equivalents and current financial investments at amortised cost held in U.S. dollars, as compared to an unrealized net exchange gain in 2021 of € 56.6 million on cash and cash equivalents and current financial investments at amortized cost held in U.S. dollar. We have cash, cash equivalents and current financial investments held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR.

Fair value re-measurement of warrants refers to the fair value re- measurement of the Gilead initial warrant B. The fair value of the financial liability related to the Gilead initial warrant B of €0.02 million on December 31, 2022 (€0.2 million on December 31, 2021) is presented as part of trade and other liabilities in our consolidated statement of financial position and will be re-measured at each reporting period. We refer to note 2 “Summary of significant transactions” in our consolidated financial statements appended to this annual report for more information.

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

Other financial income and expense

The following table summarizes other financial income and expense for the years ended December 31, 2022 and 2021.

	Year ended December 31,
	2022(*)	2021(*)	% Change

		(Euro, in thousands)

Other financial income:
Interest income	€18,094	€2,865	532%
Discounting effect of non-current R&D incentives receivables	93	93	—
Discounting effect of other non-current liabilities	—	—
Other finance income	376	99	280%
Total other financial income	18,563	3,057	507%

Other financial expenses:
Interest expenses	(6,884)	(11,592)	(41%)
Discounting effect of other non-current liabilities	(2,271)	—	n.m.
Other finance charges	(699)	(761)	(8%)
Total other financial expense	(9,854)	(12,353)	(20%)

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

Interest expenses were related to interests on term deposits, treasury bills that came to maturity and on leases of buildings and cars. Other financial expense for 2022 also comprise the discounting effect of other non-current liabilities as deferred consideration and milestones payables related to the acquisition of subsidiaries.

Interest income was related to interests on term deposits, notice accounts and current financial investments. Interest income increased due to increased interest rates.

Income Taxes

The following table summarizes our tax result for the years ended December 31, 2022 and 2021.

	Year ended December 31,
	2022(*)	2021(*)	% Change

	(Euro, in thousands)
Current tax	€(1,738)	€(884)	97%
Deferred tax	1,166	(505)	(331%)
Income taxes	€(572)	€(1,389)	(59%)

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

Current tax, consisting of corporate income taxes, and deferred tax income/loss (-) related to subsidiaries working on a cost plus basis. In addition, the deferred tax income for the year ended December 31, 2022, was largely due to the partial release of the net deferred tax liabilities related to the acquisitions of CellPoint and AboundBio.

We refer to note 11 of our consolidated financial statements ‘Income taxes’.

Business combinations

We refer to the comparison of years ended December 31, 2023 and 2022 for more information on the business combinations with CellPoint and AboundBio, acquired in June 2022.

B.     Liquidity and capital resources

With the exception of the years ended December 31, 2019 and 2023, we have incurred significant operating losses. We have funded our operations through public and private placements of equity securities, upfront and milestone payments and royalties received from pharmaceutical partners under our collaboration agreements, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division and our fee-for-service division. As from the year ended December 31, 2021, net product sales also started to contribute funding our operations. Our cash flows may fluctuate and are difficult to forecast and will depend on many factors. As at December 31, 2023, our current financial investments and cash and cash equivalents amounted to €3,684.5 million. For more information on our policies regarding financial instruments, please see “Note 3—Material accounting policies—Financial instruments” included in our consolidated financial statements appended to this annual report.

Cash flows

The working capital is sufficient for our present requirements.

Comparison for the years ended December 31, 2023 and 2022

The following table summarizes the results of our audited consolidated statement of cash flows for the years ended December 31, 2023 and 2022.

	2023	2022	Variance

	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€508,117	€2,233,368	€(1,725,252)
Net cash flows used in operating activities	(405,970)	(500,544)	94,574
Net cash flows generated from/used in (-) investing activities	71,186	(1,245,514)	1,316,700
Net cash flows used in financing activities	(5,001)	(1,487)	(3,514)
Effect of exchange rate differences on cash and cash equivalents	(1,522)	22,293	(23,815)
Cash and cash equivalents at end of the period	€166,810	€508,117	€(341,306)

	2023	2022	Variance

	(Euro, in thousands)
Current financial investments at end of the period	€3,517,698	€3,585,945	€(68,247)
Cash and cash equivalents at end of the period	166,803	508,117	(341,314)
Cash and cash equivalents classified as assets held for sale	7	—	7
Current financial investments and cash and cash equivalents at end of the period	€3,684,508	€4,094,062	€(409,554)

The net decrease of €341.3 million in cash and cash equivalents for the year ended December 31, 2023, consisted of negative unrealized exchange differences of €1.5 million and decrease in cash and cash equivalents of €339.8 million. This latter was composed of (i) €414.8 million of operational cash burn, (ii) €1.8 million of cash proceeds from capital and share premium increase from exercise of subscription rights in 2023, (iii) the net sale of current financial investments of €94.2 million, (iv) €7.0 million cash out from the acquisitions of CellPoint, and (v) €14.0 million acquisition of financial assets held at fair value through profit or loss.

The operational cash burn/cash flow is defined as the decrease or increase in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

i. the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities

ii.the net proceeds or cash used, if any, in acquisitions or disposals of businesses; the acquisition of financial assets held at fair value through profit or loss, the movement in restricted cash and movement in current financial investments, if any, the loan and advances given to third parties, if any, included in the net cash flows generated from/used in (-) investing activities

iii. the cash used for other liabilities related to the acquisition of businesses, if any, included in the net cash flow generated from/used in (-) operating activities.

This alternative liquidity measure is in our view an important metric for a biotech company in the development stage.

The following table presents a reconciliation of the operational cash burn, to the closest IFRS measures, for each of the periods indicated:

	2023	2022

	(Euro, in thousands)
Decrease in cash and cash equivalents (excluding effect of exchange differences)	€(339,785)	€(1,747,545)
Less:
Net proceeds from capital and share premium increases	(1,770)	(6,695)
Net purchase/sale (-) of current financial investments	(94,233)	1,087,032
Acquisition of financial assets held at fair value through profit or loss	13,965	—
Cash out from acquisition of subsidiaries, net of cash acquired	7,000	115,270
Cash advances and loans to third parties	—	10,000
Cash used for other liabilities related to the acquisition of subsidiaries	—	28,164
Total operational cash burn	€(414,824)	€(513,774)

The net cash flow used in operating activities for the year ended December 31, 2023 decreased by €94.6 million as compared to the year ended December 31, 2022, mainly caused by higher interest income received and higher product net sales in 2023.

The variance in net cash flow generated from/used in (-) investing activities for the year ended December 31, 2023, can be primarily explained by the net sale of current financial investments of €94.2 million for the year ended December 31, 2023 as compared to the net purchase of current financial investments of €1,087.0 million for the year ended December 31, 2022. For the year ended December 31, 2023 cash out from acquisition of subsidiaries and cash advances amounted to €7.0 million as opposed to €125.3 million for the year ended December 31, 2022. We also reported lower investments in (in)tangible fixed assets, which decreased from €36.9 million for the year ended December 31, 2022 to €19.3 million for the year ended December 31, 2023.

The decrease in net cash flow used in financing activities for the year ended December 31, 2023, can primarily be attributed to lower proceeds received on exercises of subscription rights, which were for the years ended December 31, 2023 and 2022 respectively €1.8 million and €6.7 million.

The consolidated cash flow table above included both continuing and discontinued operations. The table below summarizes our statement of cash flows from discontinued operations included in the consolidated cash flow table for the years ended December 31, 2023 and 2022.

	2023	2022	Variance

	(Euro, in thousands)
Net cash flow used in operating activities	€(175,627)	€(191,095)	€15,468
Net cash flow used in investing activities	(105)	(136)	31
Net cash flow used in financing activities	(1,928)	(1,841)	(87)
Net cash flow used in discontinued operations	€(177,660)	€(193,072)	€15,412

Comparison for the years ended December 31, 2022 and 2021

We refer to the “item 5 – Operating and financial review and prospects – Financial operations overview” of our year ended December 31, 2022 Form 20-F for the comparison of the years ended December 31, 2022 and 2021.

The consolidated cash flow table in item 5 of the Form 20-F of the year ended December 31, 2022, included both continuing and discontinued operations.

The table below summarizes our statement of cash flows from discontinued operations included in the consolidated cash flow table for the years ended December 31, 2022 and 2021. (for the year ended December 31, 2021, it includes cash flows related to the Jyseleca business as well as the proceeds from the sale of Fidelta on January 4, 2021).

	2022	2021	Variance

	(Euro, in thousands)

Net cash flow used in operating activities	€(191,095)	€(119,524)	€(71,571)
Net cash flow generated from/used (-) in investing activities	(136)	28,539	(28,675)
Net cash flow used in financing activities	(1,841)	(872)	(969)
Net cash flow from discontinued operations	€(193,072)	€(91,857)	€(101,215)

Cash and funding sources

For the years ended December 31, 2023, 2022 and 2021, excluding cash proceeds from subscription right exercises, we did not make use of other equity financing.

As of December 31, 2023, we had no financial debt.

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

Of our current financial investments and cash and cash equivalents held outside of our Belgian entities as of December 31, 2023 and 2022, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law was in each case immaterial.

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

Capital expenditures

Our commitments for capital expenditures as of December 31, 2023 amounted to €3.9 million.

Our capital expenditures amounted to €19.3 million, €36.9 million and €57.9 million for the years ended December 31, 2023, 2022 and 2021 respectively.

In 2023, our capital expenditures consisted of €6.8 million for land and building additions, laboratory and computer and other equipment for €11.9 million, €0.6 million of intangible assets related to software development.

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

Contractual obligations and commitments

We have certain purchase commitments with contract research organization subcontractors and with Gilead principally. Future events could cause actual payments to differ from these estimates. On December 31, 2023, we had outstanding obligations for purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

			(Euro, in thousands)

Purchase commitments	€408,521	€237,495	€143,532	€25,768	€1,727

On December 31, 2022, we had outstanding obligations for purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

			(Euro, in thousands)
Purchase commitments	€398,627	€240,237	€136,560	€20,797	€1,032

Our purchase commitments at the end of the year 2023 included €239.6 million related to projects in development phase (2022: €243.6 million), €79.0 million for projects in discovery research phase (2022: €20.9 million), €45.9 million for shared services (2022: €49.4 million), €29.9 million for commercial and medical affairs (2022: €36.0 million), and €14.2 million related to Jyseleca® product supply chain (2022: €48.8 million).

Effective July 1, 2023, under the terms of the agreement, our drug discovery and research activities conducted in Romainville, France, andour employees in Romainville, which were exclusively dedicated to the operation of these activities, were transferred to NovAliX who will assume all ongoing research and discovery activities in Romainville. In return, we are committed to utilizing the research capabilities and expertise of NovAliX through a five year-collaboration and within the context of the company’s R&D portfolio, during which we are committed to purchase for a total of €73.8 million services from Novalix. At year end 2023, our purchase commitments towards Novalix amounts to €63.9 million and are included in the €79.0 million related to discovery research.

At the end of the year 2023, €139.1 million of our purchase commitments related to the Jyseleca® discontinued operations transferred to Alfasigma on January 31, 2024, of which €110.8 million related to the filgotinib clinical development and €21.2 million related to commercial and medical affairs activities.

In addition to the table above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib, which is disclosed under the sections of this annual report titled “Item 5–Operating and Financial Review and Prospects.–Collaboration and Alliance Agreements–Option, License and Collaboration Agreement with Gilead”, and “Item 7.B.–Related Party Transactions.–Transaction with Major Shareholder”. The contractual cost sharing obligation amounted to €12.3 million at December 31, 2023 (€281.6 million at December 31, 2022).

We entered into a license agreement with another pharmaceutical company. Under the terms of this agreement we have the obligation to pay potential milestones, which are dependent on successful completion of certain development and commercial milestones, as detailed in the agreement. At December 31, 2023 this commitment amounts to €243.5 million on an undiscounted and non-risk adjusted basis. This amount represents the maximum amount that would be paid if all milestones would be achieved but excludes variable royalty payments based on unit sales.

The table above does not include retirement benefit liabilities, non-current lease liabilities, non-current deferred income and other non-current liabilities.

We provide retirement benefit plans for all of our qualifying employees. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations and other provisions for employees. At December 31, 2023 the net liability for such obligations amounted to €2.3 million (€5.5 million at December 31, 2022).

Non-current lease liabilities amounted to €4.9 million at December 31, 2023 (€14.7 million at December 31, 2022) and related to the non-current portion of liabilities linked to right-of-use under IFRS 16 primarily for leased buildings and leased cars.

Non-current deferred income was €1,071.2 million at December 31, 2023 (€1,623.6 million at December 31, 2022) and mainly related to the non-current portion of the transaction price from Gilead still to be recognized as collaboration revenue in the future for our collaboration on filgotinib and the exclusive access rights to our drug discovery platform. See “Note 26 – Deferred income” in our consolidated financial statements appended to this annual report.

Other non-current liabilities amounted to €31.6 million at December 31, 2023 (€21.8 million at December 31, 2022) and primarily consisted of the fair value of the long-term portion of the deferred considerations and milestones payable in the scope of the acquisition of CellPoint and AboundBio. They also included payables related to RSU plans granted in 2021, 2022 and 2023. See “Note 3 – Material accounting policies” and “Note 31 – Share based payments” in our consolidated financial statements appended to this annual report. Members of the Executive Committee and other employees were granted RSU’s in 2019, 2020, 2021, 2022, and 2023. An RSU is a grant that takes the form of a promise that employees will receive Galapagos stock in the future and it will be payable, at the company’s discretion in cash or in shares, upon completion of a certain vesting period. Each RSU reflects the value of one Galapagos share. The RSU’s are measured based on the average share price over the 30-calendar day period preceding the measurement date. We recognize the corresponding expense and liability over the vesting period. The fair value of the liability is re-measured at each reporting date because currently it is management’s intention to settle the RSU’s in cash.

C.     Research and development, patents and licenses, etc

For a discussion of our R&D activities, see “Item 4.B.—Business Overview” and “Item 5.A.—Operating Results.”

D.     Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business overview,” “Item 5.A.—Operating results,” and “Item 5.B.—Liquidity and capital resources.”

E.     Critical Accounting Estimates

We refer to “Note 4 - Critical accounting judgments and key sources of estimation uncertainty” in our consolidated financial statements appended to this annual report.

Item 6   Directors, senior management and employees

A.     Directors and senior management

Board of Directors

As a listed company with its registered office in Mechelen (Belgium), Galapagos NV (“Galapagos” or the “Company”) is required to apply the Belgian Code of Companies and Associations (the “Belgian Companies Code”) and 2020 Belgian Corporate Governance Code (the “2020 Code”), both of which entered into force on January 1, 2020 and as amended from time to time.

For the reporting year beginning on January 1, 2023, the 2020 Code was our reference code. On March 21, 2023, as a consequence of the establishment of the Management Committee, i.e., an informal Committee providing advice and assistance to the Executive Committee, the Board of Directors approved an amendment to the Company’s Corporate Governance Charter. On September 19, 2023, the Board of Directors approved another amendment that refers to the establishment of the Science and Development Committee as a specialized Board Committee to provide advice on certain matters to the Board of Directors, and that provides that non-executive Directors may only be natural persons. On December 11, 2023, the Board of Directors approved a further amendment to describe the responsibilities of the Audit Committee and management for overseeing and managing cybersecurity risks. Galapagos NV’s Corporate Governance Charter is available on its website: www.glpg.com (this website does not form part of this annual report). This Corporate Governance Charter applies in addition to the applicable laws and regulations (including without limitation, the Belgian Companies Code and the 2020 Code) and Galapagos’ Articles of Association The Company’s Corporate Governance Charter describes the main aspects of corporate governance at Galapagos, including its governance structure, the terms and functioning of the Board of Directors (including its Board Committees), the Executive Committee and the rules of conduct.

The 2020 Code requires companies to make an explicit choice for one of the governance structures provided for in the Belgian Companies Code.

Since April 26, 2022, Galapagos has adopted a one-tier governance structure as provided by the Belgian Companies Code, with the Board of Directors as the ultimate decision-making body, who has delegated certain powers to manage the Company to the Executive Committee..

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

The Board of Directors has delegated certain powers to manage the Company to the Executive Committee, led by the Chief Executive Officer (“CEO”). The Executive Committee is responsible and accountable to the Board of Directors for the discharge of its responsibilities, including, but not limited to, the management of the Galapagos group, and the research, identification and development of strategic possibilities and proposals. Furthermore, the Board of Directors has delegated the day-to-day management of the Company to one Executive Committee member, i.e. our CEO.

In order to efficiently fulfill its tasks and in view of the size and activities of the Company, the Board of Directors has established an Audit Committee, a Nomination Committee, a Remuneration Committee, and a Scientific and Development Committee. These Board Committees serve in an advisory capacity to the Board of Directors on the matters delegated to them respectively as set forth in the applicable laws and the Galapagos’ Corporate Governance Charter.

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

Subject to the approval of Galapagos’ Shareholders’ Meeting and certain other conditions, Gilead has, under the terms of the share subscription agreement dated 14 July 2019, as amended, the right to have two designees appointed to our Board of Directors. Our Special Shareholders’ Meeting of October 22, 2019 approved the appointment of Daniel O’Day and Linda Higgins as directors of Galapagos for a period of fours years, effective immediately. Our Annual Shareholders’ Meeting held on April 25, 2023 approved the re-appointment of Daniel O’Day and Linda Higgins as directors of Galapagos for a period of four years, effective immediately.

The tenure of Dr. Rajesh Parekh and Dr. Mary Kerr as members of the Board of Directors came to an end during the financial year ending on December 31, 2023. We thank Dr. Rajesh Parekh and Dr. Mary Kerr for their contributions and commitment to the Company over the years.

During its meeting of June 12, 2023, the Board of Directors appointed Dr. Susanne Schaffert by cooptation as a non-executive independent Director, replacing Dr. Rajesh Parekh who stepped down on June 10, 2023.

During its meeting of September 19, 2023, the Board of Directors appointed Mr. Simon Sturge by cooptation as a non-executive independent Director, replacing Dr. Mary Kerr who stepped down on September 18, 2023. Dr. Susanne Schaffert’s and Mr. Simon Sturge’s appointments will be submitted to the confirmation of the Company’s Annual Shareholders’ Meeting which will be held on April 30, 2024.

The following table sets forth certain information with respect to the current members of our Board of Directors, including their ages, as of December 31, 2023:

Name	Age	Date service began in current term	Date of expiration of current term (1)	Position(s)
Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) (2)	n/a	2022	2026	Chair of the Board
Jérôme Contamine (3)	66	2022	2026	Board member
Dan Baker (4)	73	2022	2026	Board member
Peter Guenter (5)	61	2019	2027	Board member
Daniel O'Day	59	2019	2027	Board member
Linda Higgins	61	2019	2027	Board member
Elisabeth Svanberg (6)	61	2020	2024	Board member
Dr. Susanne Schaffert (7)	56	2023	2028 (9)	Board member
Mr. Simon Sturge (8)	64	2023	2028 (9)	Board member

(1) The term of the mandates of the Board member will expire immediately after the annual shareholders' meeting to be held in the year set forth next to the member's name.
(2) Management company incorporated in 2022, age of Dr. Paul Stoffels: 61. Member of the Nomination Committee and the Science and Development Committee.
(3) Chair of the Audit Committee, member of the Nomination Committee and the Remuneration Committee.
(4) Chair of the Science and Development Committee, member of the Remuneration Committee.
(5) Member of the Audit Committee.
(6) Chair of the Nomination Committee and the Remuneration Committee, member of the Science and Development Committee.
(7) Member of the Science and Development Committee.
(8) Member of the Audit Committee.
(9) Appointed by the Board by cooptation in 2023, subject to confirmation by the Shareholders' Meeting to be held on April 30, 2024.

The address for the members of our Board of Directors is Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

Six out of nine of the members of the Board of Directors are independent under the Nasdaq Stock Market listing and US Securities Exchange Act requirements, and under Belgian law: Peter Guenter, Jérôme Contamine, Dan Baker,

Elisabeth Svanberg, Susanne Schaffert, and Simon Sturge. In 2023, the Board of Directors was therefore composed of a majority of independent Directors.

The following is the biographical information of the members of our Board of Directors (members per December 31, 2023):

Paul Stoffels1 joined Galapagos as Chief Executive Officer in April 2022, and is an executive member and the Chairman of our Board of Directors since April 26, 2022. He also is a member of the Executive Committee at Galapagos. Prior to that, he was Vice Chairman of the Executive Committee and Chief Scientific Officer of Johnson & Johnson where he set the company's wide innovation agenda and led its pharmaceutical R&D-pipeline, as well as other external initiatives. Before that, he was worldwide Chairman of Pharmaceuticals of Johnson & Johnson which, under his leadership, significantly rejuvenated its product pipeline and adopted a transformational R&D-operating model, which resulted in the launch of 25 innovative medicines across the globe. Dr. Stoffels joined Johnson & Johnson in 2002, following the acquisition of Virco and Tibotec, where he was Chief Executive Officer and Chairman respectively, and where he led the development of several breakthrough products for the treatment of HIV. Dr. Stoffels also is a member of the Supervisory Board of Philips Healthcare in the Netherlands.

Peter Guenter is a non-executive independent member of our Board of Directors since April 30, 2019. Mr. Guenter is a member of the Executive Board of Merck and Chief Executive Officer of Merck Healthcare since January 2021. Before joining Merck, he served as Chief Executive Officer at Almirall from 2017 to 2020. Prior to joining Almirall, he worked at Sanofi for 22 years, most recently as Executive Vice President Diabetes and Cardiovascular Global Business Unit. During his tenure at Sanofi, he held many senior positions including Vice President Eastern Europe and Northern Europe, Vice President Business Management and Support, General Manager Germany, Senior Vice President Europe, Executive Vice President Global Commercial Operations, and Executive Vice President General Medicine and Emerging Markets. He was a member of Sanofi’s Executive Committee from 2013 until August 2017. Before joining Sanofi, he held different positions in sales and marketing at Smith Kline and Ciba Geigy. Mr. Guenter also is a member of the Board of the European Federation of Pharmaceutical Industries and Associations (EFPIA). He holds a Master’s Degree in Physical Education from the Faculty of Medicine and Health Sciences, University of Ghent.

Daniel O’Day is a non-executive member of our Board of Directors since October 22, 2019. Mr. O’Day is the Chairman of the Board of Directors and Chief Executive Officer of Gilead Sciences, which employs more than 17,000 people worldwide. Prior to joining Gilead in 2019, Mr. O’Day served as the Chief Executive Officer of Roche Pharmaceuticals. His career at Roche spanned more than three decades, during which he held several executive positions in the company’s pharmaceutical and diagnostics divisions in North America, Europe and Asia. He served as a member of Roche’s Corporate Executive Committee, as well as on a number of public and private Boards, including Genentech, Flatiron Health and Foundation Medicine. Mr. O’Day also serves on the Board of Directors for the Pharmaceutical Research and Manufacturers of America Organization and Georgetown University. Mr. O’Day holds a Bachelor’s Degree in Biology from Georgetown University and a MBA from Columbia University in New York. On March 26, 2024, Mr. O’Day resigned as member of Galapagos’ Board of Directors. He was replaced by Gilead’s CFO, Mr. Andrew Dickinson, effective March 27, 2024.

Linda Higgins is a non-executive member of our Board of Directors since October 22, 2019. Linda Slanec Higgins, PhD, joined Gilead Sciences, Inc. in 2010 and is currently Sr. Vice President Research Strategy, Innovation & Portfolio. In her first ten years at Gilead, she led the Biology division, significantly expanding the therapeutic area scope and capabilities of the department. She founded External Innovation as integral component for Research. She previously served as President & Chief Executive Officer of InteKrin Therapeutics, and as Head of Research at Scios, a Johnson & Johnson company, where she provided leadership for drug discovery, preclinical development and translational medicine. Dr. Higgins is passionate about biopharmaceutical discovery and development, and has been dedicated to excellence in applied scientific research since 1991. She has led projects and departments in multiple therapeutic areas

1 Stoffels IMC BV, permanently represented by Dr. Paul Stoffels including central nervous system, fibrosis, inflammation, cardiovascular, virology and oncology. Dr. Higgins built many of these as new areas at Scios and Gilead. Dr. Higgins earned an A.B. in Behavioral Physiology from Kenyon College, a Ph.D. in Neurosciences from the University of California, San Diego School of Medicine, and completed Post-Doctoral training in Molecular Genetics at the Howard Hughes Medical Institute of the University of California, Berkeley. She has authored over 50 original peer reviewed scientific papers and invited articles, and is an inventor of over a dozen patents. Dr. Higgins also serves as a non-executive director on the Board of Arcus Bioscience.

Elisabeth Svanberg is a non-executive independent member of our Board of Directors since April 28, 2020. Dr. Svanberg received her MD and PhD from the University of Gothenburg (Sweden), and is a Board-Certified General Surgeon and Associate Professor of Surgery. Dr. Svanberg joined Serono International in 2000, initially in the field of metabolism, and subsequently held roles of increasing responsibilities before joining Bristol Myers Squibb in the United States in 2007. At BMS, Dr. Svanberg served as Development Leader for a first-in-class novel diabetes medicine, and subsequently as Head of Medical Affairs for the Intercontinental region. In 2014, Dr. Svanberg joined Janssen Pharmaceuticals (a Johnson & Johnson company) as Vice President, Head of the Established Products group where she was managing a portfolio of 90 products, used by an estimated 150 million patients globally. Dr. Svanberg subsequently served as Chief Development Officer at Ixaltis, and as Chief Medical Officer at Kuste Biopharma, specialty pharmaceutical companies developing proprietary therapeutics to treat genitourinary (GU) disorders with unmet medical need. Dr. Svanberg is a partner at Ventac Partners (since 2023) and also serves as a non-executive director on the Boards of Egetis (formerly PledPharma) (since 2017), Amolyt Pharma (since 2021), LEO Pharma (since 2022), and EPICS Therapeutics (since 2022).

Jérôme Contamine is a non-executive independent member of our Board of Directors since April 26, 2022. Mr. Contamine served as Chief Financial Officer of Sanofi for more than nine years from 2009 until 2018. Prior to joining Sanofi, he was Chief Financial Officer of Veolia from 2000 to 2009. He previously held various operating functions at Total, and served four years as an auditor at the Cour des Comptes (the supreme body responsible for auditing the use of public funds in France). Mr. Contamine is a graduate of France’s École Polytechnique, ENSAE (École Nationale de la Statistique et de l’Administration Économique) and École Nationale d’Administration. He held the position of non-executive director at Valeo from 2006 to 2017 and Total Energies from 2020 to 2023. Mr. Contamine also serves as a non-executive director on the Board of Société Générale. Effective as of March 21, 2023, Jérôme Contamine is appointed as the new Lead Non-Executive Director of Galapagos, replacing Dr. Rajesh Parekh.

Daniel G. Baker is a non-executive independent member of our Board of Directors since April 26, 2022. Dr. Baker joined Janssen/Centocor in 2000 and as Vice President Immunology R&D his responsibilities included the clinical development of Remicade, Simponi and Stelara, as well as other programs in rheumatology and dermatology. He supervised many Phase I-III trials in multiple disease areas, and oversaw more than 15 regulatory approvals in the US, Europe and Japan. Throughout his time at Janssen, he was responsible for evaluating business development opportunities in the immunology space. In 2015 he took on a new role as Disease Area Stronghold Leader at Janssen where he was responsible for Phase II & III clinical development plans for rheumatology products and the overall portfolio strategy in rheumatology and immunology. This included the early research strategy for immunology discovery, managing the early portfolio development and approving all late-stage efforts. Since his retirement from Janssen in 2019, he has continued to be involved in bringing therapies to patients. He raised capital (>$20MM) to fund and start an immunology company, KiRA Biotech, where he now acts as Chief Executive Officer and as Executive Director. Dr. Baker received his B.A. in Biology from Gettysburg College and his Medical Degree from the University of Pennsylvania. He completed his Medical Residency at Hershey Medical Center and Fellowship in Rheumatology and Immunology at the University of Pennsylvania, followed by a Research Fellowship in Rheumatology at Mass General Hospital. He continued on as part of the faculty of the University of Pennsylvania for 18 years before taking on industry roles.

Susanne Schaffert is a non-executive independent member of our Board of Directors since June 12, 2023, and is the former Global President, Novartis Oncology, and a member of the Executive Committee of Novartis. For more than 25 years, Dr. Schaffert has dedicated her career at Novartis to helping patients live longer, better lives. Before assuming her role as President of Novartis Oncology, Dr. Schaffert served as Chairperson and President of Advanced Accelerator Applications since its acquisition by Novartis in January 2018. Prior to this, Dr. Schaffert was the Head of Region Europe at Novartis Oncology, where she was responsible for leading Novartis’ Oncology Business Unit in the European Region, marketing key products in lung, breast and renal cancer, as well as hematology and coordinating the entire

Oncology operations for EU countries. From 2010 to 2012, Dr. Schaffert served as the Head of Investor Relations for Novartis Group and prior thereto, she served as the Novartis Global Franchise Head for Immunology and Infectious Diseases. Dr. Schaffert first joined Novartis Germany in 1995 as a sales representative, and she has held a series of positions in Sales & Marketing with increasing responsibilities in both national and global functions. Dr. Schaffert has experience from various Boards and Committees, and beyond serving Galapagos NV as non-executive independent Board member, she is also an independent non-executive Director on the Board of Incyte Corporation, a Board member and member of the Advisory Group at Novo Holdings in Denmark and serves as independent Board Director on the boards of ARTBio, US and Vetter Pharma, Germany. She is also a member of the Board of Partners of E. Merck KG. Dr. Schaffert holds an M.Sc. in Chemistry and a Ph.D. with honors in Organic Chemistry from University of Erlangen (Germany).

Simon Sturge is a non-executive independent member of our Board of Directors since September 19, 2023, and was the former CEO of Kymab, a biotech company focused on immune-mediated diseases and immuno-oncology therapeutics, until its acquisition by Sanofi in 2021. Mr. Sturge brings over 40 years of global experience in the pharmaceutical industry, including manufacturing expertise from decades of leadership roles at Celltech Biologics (now Lonza), Boehringer Ingelheim and Merck KGgA. He is currently chairing three biotechnology companies in Switzerland, Belgium, and the United States. He also runs his family investment fund and consultancy company and is a Trustee of Weizmann UK. Mr. Sturge joined Kymab as CEO in 2019 before selling it to Sanofi two years later. Before Kymab, he spent six years at Merck Group, based at their corporate headquarters in Darmstadt, Germany, as Executive Vice President Global Strategy, Business Development & Global Operations and previously as Chief Operating Officer of Merck Healthcare, responsible for the company’s global commercial and manufacturing operations. In this capacity, he was responsible for the continued growth in global sales at Merck KGaA, as well as the commercial launches of Bavencio® (anti-PD-L1 antibody, avelumab) in solid tumors and Mavenclad® (cladribine) for relapsing multiple sclerosis. Prior to that, Mr. Sturge served as Corporate Senior Vice President, Biopharmaceuticals at Boehringer Ingelheim, where he was responsible for the company’s global biopharmaceuticals manufacturing business as well as its biosimilars portfolio. Mr. Sturge was also founder and CEO of Ribotargets (now Vernalis), which was acquired by British Biotech. Mr. Sturge holds a BSc degree in Biology from Sussex University.

Pursuant to the new Nasdaq Stock Market Listing Rule and US Securities Exchange Act requirements, we disclose aggregated statistical information about the Board’s voluntary self-identified gender and racial characteristics and LGBTQ+ status for 2023. Diverse means an individual who self-identifies as one or more of the following: Female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in the country of the Company’s principal executive offices.

Board of Directors Diversity Matrix (As of March 15, 2024)
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

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we satisfy the Board diversity requirement with two female Directors. In 2023, we have three women (except between June 12, 2023 and September 18, 2023 when the Board consisted of four women) and six men (except between June 12, 2023 and September 18, 2023 when the Board consisted of five men) in our Board of Directors. During 2023, Galapagos also complied with its obligations with respect to gender diversification in the Board of Directors as set forth in article 7:86 of the Belgian Companies Code, and our Board will continue to monitor further compliance. In proposing candidates, particular consideration is given to diversity in gender, age, nationality, educational and professional background, as well as complementary skills, knowledge and experience.

Executive Committee

As from April 26, 2022, Galapagos has adopted a one-tier governance structure as provided for by the Belgian Companies Code, with the Board of Directors replacing the (former) Supervisory Board and the Executive Committee replacing the (former) Management Board.

The following table sets forth certain information with respect to the members of our Executive Committee as of December 31, 2023:

Name	Age	Position(s)
Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) (1)		Chief Executive Officer
Michele Manto (2)	50	Chief Commercial Officer
Valeria Cnossen	50	General Counsel, Executive Vice President
Annelies Missotten	51	Chief Human Resources Officer, Executive Vice President
Thad Huston	53	Chief Financial Officer & Chief Operating Officer, Executive Vice President

(1) Management company incorporated in 2022, age of Dr. Paul Stoffels: 61.
(2) Executive Committee member until December 31, 2023.

The address for the Executive Committee members is Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

In 2023, there was no conflict of interests between the private interests or other duties of the members of the Executive Committee listed above and their duties to us, except for the conflicts of interests between us and a Board / Executive Committee member as further described in “Item 7.B – Related Party Transaction”.

Bart Filius’ mandate as President, Chief Financial Officer & Chief Operating Officer and Executive Committee member ended per June 30, 2023.

Thad Huston was appointed as our Chief Financial Officer & Chief Operating Officer and Executive Member as from July 1, 2023.

Michele Manto’s mandate as Chief Commercial Officer and Executive Committee member ended per December 31, 2023.

Below are the biographies of the members of our Executive Committee (members per December 31, 2023):

Paul Stoffels 2 joined Galapagos as Chief Executive Officer in April 2022, and is an executive member and the Chairman of our Board of Directors since April 26, 2022. He also is a member of the Executive Committee at Galapagos. Prior to that, he was Vice Chairman of the Executive Committee and Chief Scientific Officer of Johnson & Johnson where he set the company's wide innovation agenda and led its pharmaceutical R&D-pipeline, as well as other external initiatives. Before that, he was worldwide Chairman of Pharmaceuticals of Johnson & Johnson which, under his leadership, significantly rejuvenated its product pipeline and adopted a transformational R&D-operating model, which resulted in the launch of 25 innovative medicines across the globe. Dr. Stoffels joined Johnson & Johnson in 2002,

2 Stoffels IMC BV, permanently represented by Dr. Paul Stoffels following the acquisition of Virco and Tibotec, where he was Chief Executive Officer and Chairman respectively, and where he led the development of several breakthrough products for the treatment of HIV. Dr. Stoffels also is a member of the Supervisory Board of Philips Healthcare in the Netherlands.

Thad Huston joined Galapagos in June 2023 as Chief Financial Officer, Chief Operating Officer, and member of the Executive Committee. He previously served a Senior Vice President, Finance and Corporate Operations of Kite Pharma, a Gilead Company, where he was responsible for all financial aspects of the market leading cell therapy business worldwide. He was also a member of the Kite Leadership Team, the Gilead CFO Leadership Teams and the Fosun-Kite Board. Before joining Kite in 2021, Thad served as Chief Financial Officer at LivaNova PLC, a medical device company specializing in cardiovascular and neuromodulation products, where he played a key role in external R&D innovation and M&A and led the global, cross-functional teams across the group. Prior to LivaNova, he spent over 25 years in leadership positions at Johnson & Johnson (J&J), which included roles as Chief Financial Officer and Chief Operating Officer of J&J Pharmaceutical Research and Development, Chief Financial Officer of J&J’s Global Surgery and Medical Devices groups managing up to $21 billion in annual revenue, and President of Xian-Janssen, leading J&J’s pharmaceutical division in China. Before that, he held senior financial roles at various J&J locations in the U.S., Belgium, Russia, and Hungary.

Michele Manto is appointed as Chief Commercial Officer in January 2020, and member of the Executive Committee at Galapagos. He joined Galapagos in September 2017 as Senior Vice President Commercial Operations to build and lead Galapagos’ commercial organization and capabilities. Previously, Mr. Manto held various commercial leadership roles at AbbVie, most recently as General Manager, Global Marketing Rheumatology and General Manager in the Netherlands. Prior to this, he led AbbVie’s commercial activities and launches in rheumatology, gastroenterology and dermatology in Germany and other European countries. He started his professional career as a management and strategy consultant at McKinsey & Company. Mr. Manto holds an MBA from INSEAD and a Degree in Engineering from the Politecnico of Milan. The mandate of Michele Manto as Chief Commercial Offier and member of the Executive Committee at Galapagos ended on December 31, 2023.

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

B.     Compensation

The aggregate compensation paid and benefits in kind granted by us to our (former) members of the Executive Committee and Board of Directors, excluding equity-related compensation, for the year ended December 31, 2023, was €4,559,519. This includes remuneration paid in 2023 to Directors that stepped down in 2023, and to Executive Committee members whose mandate came to an end in 2023.

For the year ended December 31, 2023, the total amounts set aside or accrued to provide pension, retirement or similar benefits to our Executive Committee amounted to €208,804.00.

For a discussion of our management agreements with the Executive Committee members, see the section of this annual report titled “Item 7.B.—Related Party Transactions.— Agreements with Our Board Members and Executive Committee Members.” For more information regarding subscription right grants, see “—Subscription Right Plans” below and regarding RSU grants, see “—RSU Plans” below.

Remuneration policy

In 2020, pursuant to the expected implementation in Belgium of the Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement, or SRD II, a revised version of the Remuneration Policy was submitted to a binding vote by our 2020 Shareholders’ Meeting and was approved. On May 6, 2020, the Belgian Act of April 28, 2020 transposing the SRD II into Belgian law was published in the Belgian Official Journal. The policy was applicable during the reporting years 2020 and 2021.

In light of the proposed introduction of a one-tier governance structure at the occasion of the Extraordinary Shareholders’ Meeting held on April 26, 2022, a revised Remuneration Policy was submitted to a binding vote by our 2022 Shareholders’ Meeting and approved during this Shareholders’ Meeting. Our Remuneration Policy was prepared in accordance with the Belgian Companies Code. The amended remuneration policy applied during the reporting years beginning on January 1, 2022.

A further revised Remuneration Policy will be submitted to a binding vote by our 2024 Shareholders’ Meeting. Subject to approval, this revised Remuneration Policy will apply as from January 1, 2024.

The objective of our Remuneration Policy is intended to attract, engage, and retain the diverse qualified and expert individuals that we need to pursue our strategic and operational objectives whilst reinforcing our culture and sustainability ambitions for the benefit of patients, our people and planet. Our specific goals for remuneration are to offer competitive opportunities for talented employees by benchmarking against appropriate peer groups, to incentivize exceptional and sustainable performance, aligned with corporate achievements, to provide differential rewards based on individual performance, to avoid differentiation on any grounds except for performance and other proper factors, and to reinforce an open and equitable culture.

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

The Annual Shareholders’ Meeting of April 28, 2020 determined, upon recommendation of the Nomination and Remuneration committee, that the compensation (excluding expenses) of the members of the Board of Directors, other than the Board members representing a shareholder, for the exercise of their mandate during the financial year ending December 31, 2023 is as follows:

(a) fixed cash remuneration: (i) Chair of the Board of Directors (i.e. Stoffels IMC BV, permanently represented by Dr. Paul Stoffels: N/A ; (ii) other non-executive members of the Board of Directors (i.e. Raj Parekh (until June 10, 2023), Mary Kerr (until September 18, 2023), Peter Guenter, Elisabeth Svanberg, Dan Baker, Jérôme Contamine, Susanne Schaffert (as of June 12, 2023), and Simon Sturge (as of September 19, 2023): €50,000 each; (iii) annual additional compensation for membership of a Board committee: €15,000; (iv) annual additional compensation for the Chairmanship of a Board committee: €20,000;

(b) equity-based remuneration: (i) Chair of the Board of Directors (i.e. Stoffels IMC BV, permanently represented by Dr. Paul Stoffels: N/A; (ii) other non-executive members of the Board of Directors (i.e. Raj Parekh (until June 10, 2023), Mary Kerr (until September 18, 2023), Peter Guenter, Elisabeth Svanberg, Dan Baker, Jérôme Contamine, Susanne Schaffert (as of June 12, 2023), and Simon Sturge (as of September 19, 2023): €50,000 each; in each case (i) and (ii) subject to the requirement to use the net amount (after taxes) to acquire Galapagos shares. These latter payments make up the equivalent of an equity component of the Board members’ remuneration and the resulting shares are to be held until at least one year after the member of the Board of Directors leaves the Board of Directors and at least three years after the time of acquisition.

The same 2020 Annual Shareholders’ Meeting resolved that the mandate of a member of the Board of Directors representing a shareholder on the Board of Directors will not be remunerated, being Daniel O’Day and Linda Higgins.

Effective from April 26, 2022, our new Chief Executive Officer, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) has been appointed as the Chair of our Board of Directors. The Chief Executive Officer will only be remunerated for the performance of its executive functions as CEO and will not be entitled to any additional remuneration for its mandates of member and Chairman of the Board of Directors or member of any Committee.

The remuneration of the members of the Board of Directors does not contain a variable part; hence no performance criteria apply to their remuneration.

The following table sets forth the fees received by our members of the Board of Directors for the performance of their mandate as a Board member during the year ended December 31, 2023.

	Board of Directors				Audit committee		Nomination Committee		Remuneration Committee		Science and Development Committee (2)
	Cash remuneration		Equity-based remuneration		Cash remuneration		Cash remuneration		Cash remuneration		Cash remuneration
	Chair	Member	Cash granted	Acquired	Chair	Member	Chair	Member	Chair	Member	Chair	Member
	Fees earned	Fees earned	to acquire	GLPG	Fees earned	Fees earned	Fees earned	Fees earned	Fees earned	Fees earned	Fees earned	Fees earned
Name	(Euro)	(Euro)	GLPG shares (1)	shares (1)	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels (3)
Dr. Rajesh Parekh (4)		€22,253	€22,000	264			€4,389		€4,389
Dr. Mary Kerr (5)		35,870	36,000	441		€10,761
Mr. Peter Guenter		50,000	50,000	644		15,000
Dr. Elisabeth Svanberg (6)		50,000	50,000	635			15,611		15,611	€3,292		€4,239
Mr. Jérôme Contamine		50,000	50,000	644	€20,000			€15,000		15,000
Dr. Dan Baker (7)		50,000	50,000	635						11,708	€5,652
Mr. Daniel O’Day (8)
Dr. Linda Higgins (8)
Dr. Susanne Schaffert (9)		27,610	28,000	360								4,239
Mr. Simon Sturge (10)		14,130	14,000	180		4,239
Total	€-	€299,863	€300,000	3,803	€20,000	€30,000	€20,000	€15,000	€20,000	€30,000	€5,652	€8,478

(1) The company grants a gross amount equal to the respective Board member’s annual cash remuneration, to use the net portion (after taxes) to acquire shares of Galapagos in the open market.
(2) Established on September 19, 2023.
(3) Chair of the Board of Directors as of April 26, 2022. Stoffels IMC BV does not receive any remuneration for its mandate as Chair of the Board of Directors or Committee member.
(4) Director until June 10, 2023, Chair of the Nomination Committee and the Renumeration Committee until March 20, 2023.
(5) Director and Audit Committee member until September 18, 2023.
(6) Chair of the Nomination Committee and the Renumeration Committee as of March 21, 2023, Science and Development Committee member as of September 19, 2023.
(7) Chair of the Science and Development Committee as of September 19, 2023.
(8) Mr. O’Day and Dr. Higgins, both Gilead representatives, do not receive any remuneration for their mandate as members of the Board of Directors.
(9) Director as of June 12, 2023, Science and Development Committee member as of September 19, 2023.
(10) Director and Audit Committee member as of September 19, 2023.

The table below provides an overview as of December 31, 2023 of the subscription rights held by the (former) members of the Board of Directors. Upon recommendation of our Nomination and Remuneration Committee, the Board of Directors decided in February 2020 to discontinue the grant of subscription rights to members of the Board of Directors going forward, taking into account the stricter rules of the Belgian Companies Code and provision 7.6 of the 2020 Code.

	Subscription right award (1)
					Subscription	Number of ordinary	Number of	Number of
				Subscription right	right	shares underlying	subscription rights	subscription rights
		Grant	Vesting	exercise	expiration	subscription rights	exercisable	exercised
Name	Plan	date	period	price (Euro)	date	per Dec. 31, 2023	per Dec. 31, 2023	during 2023
Raj Parekh	WP 2017	8/30/2017	36 months	80.57	5/16/2025	15,000	15,000
	WP 2018	6/18/2018	1/36 per	79.88	4/18/2026	15,000	15,000
	WP 2019	07/12/2019	month	95.11	04/10/2027	15,000	15,000

Total						45,000	45,000	—

Mary Kerr	WP 2017	8/30/2017	36 months	80.57	5/16/2025	7,500	7,500
	WP 2018	6/18/2018	1/36 per	79.88	4/18/2026	7,500	7,500
	WP 2019	07/12/2019	month	95.11	04/10/2027	7,500	7,500

Total						22,500	22,500	—

Peter Guenter	WP 2019	07/12/2019	36 months	95.11	04/10/2027	7,500	7,500
			1/36 per
			month
Total						7,500	7,500	—

(1) The Subscription Rights under Warrant Plan 2015.B became nul and void on their expiration date December 21, 2023.

Dr. Elisabeth Svanberg, Dr. Dan Baker, Mr. Jérôme Contamine, Mr. Daniel O’ Day, Dr. Linda Higgins, Dr. Susanne Schaffert and Mr. Simon Sturge don’t possess any subscription rights.

No loans, quasi-loans or other guarantees were given to the members of the Board of Directors during the year ended December 31, 2023.

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

No loans, quasi-loans or other guarantees were given to members of our Executive Committee during the year ended December 31, 2023.

The following table sets forth information concerning the compensation earned by the Executive Committee members during the year ended December 31, 2023:

	(Euro)
	Fixed remuneration			Variable remuneration			Total
Executive	Base salary	Other components (1)	Pension	Cash bonus (2)	Multi-year variable		remuneration
Committee member					Vested RSUs (3)	Granted SRs (4)

Stoffels IMC BV permanently represented by Dr. Paul Stoffels	€750,000	€—	€—	€506,250	€647,536	€67,500	€1,971,286
Other Executive Committee members (5)	€1,605,839	€304,633	€208,804	€735,000	€2,127,645	€101,250	€5,083,171

(1) Other components are the value of the benefits and perquisites awarded, such as a company car, tax advisory services, and health and disability insurance.
(2) The one-year variable is the short-term cash bonus awarded to each Executive Committee member in respect of 2023 and paid in April 2024.
(3) During financial year 2023 RSUs vested under RSU plans 2019.II, 2020.I, 2020.II, 2021.I, 2021.II, 2021.IV, 2022.I and 2022.II and pay-outs occurred accordingly.

(4) The value of the subscription rights ("SRs") granted during the financial year 2023 is calculated by comparing the exercise price with the average share price of the share as quoted on Euronext Brussels and Amsterdam during the financial year 2023.

(5) Pursuant to the applicable Belgian legislation for the one-tier governance system, we hereby disclose the remuneration of the other Executive Committee members on an aggregated basis. This includes remuneration paid to Bart Filius until June 30, 2023 and to Thad Huston as of July 1, 2023.

The total remuneration table above sets forth the value of the number of RSUs vested and paid out in 2023 for each Executive Committee member. Each RSU represents the right to receive, at Galapagos’ discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date. However, for members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive.

During 2023, there were RSU vestings under eight different RSU Plans: Plan 2019.II, Plan 2020.I, Plan 2020.II, Plan 2021.I, Plan 2021.II, Plan 2021.IV, Plan 2022.I, and Plan 2022.II. The pay-outs to the Executive Committee members occurred accordingly and the aggregate amounts are set forth in the total remuneration table above.

Subscription rights

In addition, the members of the Executive Committee during the year ended December 31, 2023, were granted and accepted subscription rights.

In 2023, our Chief Executive Officer, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) was offered 50,000 subscription rights under Subscription Right Plan 2023 BE. He accepted all the granted subscription rights. The exercise price of these subscription rights is €35.11. The subscription rights under Subscription Right Plan 2023 BE vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. These subscription rights are exercisable as from January 1, 2027.

The following members of the Executive Committee were offered new subscription rights under Subscription Right Plan 2023 BE and each accepted all subscription rights granted as per the following: Mr. Michele Manto (25,000 subscription rights), Annelies Missotten (25,000 subscription rights), Valeria Cnossen (25,000 subscription rights) and Thad Huston (200,000 subscription rights). The exercise price of these subscription rights is €35.11 except for the subscription rights of Thad Huston of which the exercise price is €38.58. For all the beneficiaries under Subscription Right Plan 2023 BE, the subscription rights vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. These subscription rights are exercisable as from January 1, 2027.

The table below provides an overview as of December 31, 2023 of the subscription rights held by, awarded to and exercised by the (former) members of our Executive Committee during the year ended December 31, 2023.

	Subscription rights awarded
						Number of	Subscription rights exercised
				Subscription		ordinary shares	Number of	Number of	Number of
				rights	Subscription	underlying	subscription	subscription	subscription
				exercise	rights	subscription rights	rights exercisable	rights awarded	rights exercised
		Grant	Vesting	price	expiration	Per Dec 31,	per Dec 31,	during	per Dec 31,
Name	Plan	date	period	(Euro)	date	2023	2023	2023	2023
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels	SR Plan 2022 (B)	03/25/2022	100% 3rd year	50.00	01/25/2030	1,000,000
	SR Plan 2023 BE	8/5/2023	after year of grant	35.11	5/5/2031	50,000	—	50,000	—

Total						1,050,000	—	50,000	—

Bart Filius	WP 2017	8/30/2017	100% 3rd year	80.57	5/16/2025	60,000	60,000
	WP 2018	6/18/2018	after year of	79.88	4/18/2026	80,000	80,000
	WP 2019	12/7/2019	grant	95.11	10/4/2027	65,000	65,000
	SR Plan 2020	6/16/2020		168.42	4/17/2028	50,000
	SR Plan 2021 BE	2/7/2021		64.76	4/30/2029	50,000
	SR Plan 2022 BE	7/7/2022		57.46	6/5/2030	68,000

Total						373,000	205,000	—	—

Michele Manto	WP 2017	8/30/2017	100% 3rd year	80.57	5/16/2025	60,000	60,000
	WP 2018	6/18/2018	after year of	79.88	4/18/2026	30,000	30,000
	WP 2019	12/7/2019	grant	95.11	10/4/2027	40,000	40,000
	SR Plan 2020	6/16/2020		168.42	4/17/2028	30,000
	SR Plan 2021 BE	2/7/2021		64.76	4/30/2029	30,000
	SR Plan 2022 BE	7/7/2022		57.46	6/5/2030	24,000
	SR Plan 2023 BE	08/28/2023		35.11	5/5/2031	25,000		25,000

Total						239,000	130,000	25,000	—

Annelies Missotten	WP 2018	06/18/2018	100% 3rd year	79.88	04/18/2026	26,000	26,000
	WP 2019	12/7/2019	after year of	95.11	10/4/2027	20,000	20,000
	SR Plan 2020	06/16/2020	grant	168.42	04/17/2028	15,000
	SR Plan 2021 BE	2/7/2021		64.76	04/30/2029	22,500
	SR Plan 2022 BE	7/7/2022		57.46	5/6/2030	18,000
	SR Plan 2023 BE	7/7/2023		35.11	5/5/2031	25,000		25,000

Total						126,500	46,000	25,000	—

Valeria Cnossen	SR Plan 2022 BE	9/11/2022	100% 3rd year	51.58	6/5/2030	30,000
	SR Plan 2023 BE	08/28/2023	after year of	35.11	5/5/2031	25,000		25,000
			grant
Total						55,000	—	25,000	—

Thad Huston	SR Plan 2023 BE	08/28/2023	100% 3rd year	38.58	5/5/2031	200,000	—	200,000
			after year of
Total			grant			200,000	—	200,000	—

RSU plans

Upon recommendation of the Nomination and Remuneration committee, the Board of Directors has updated the Remuneration Policy in 2020 to also include the grant of RSUs as a long-term incentive for the members of the Executive Committee, starting from the year ended on December 31, 2019. The revised 2022 Remuneration Policy still includes the grant of RSUs.

We currently have the following restricted stock unit (‘RSU’) programs:

●	Plan 2020.I, Plan 2021.I, Plan 2022.I, and Plan 2023.I: these plans are intended to provide a long-term incentive to certain of our employees and Executive Committee members and, as of 2020, replaces the deferred portion of the bonus under the old Senior Management Bonus Scheme;
●	Plan 2019.II, 2020.II, Plan 2021.II, Plan 2021 IV, Plan 2022.II, and Plan 2023.II: these plans are designed with the aim to retain a specific group of our key employees and Executive Committee members whose retention is considered so important for the future performance of Galapagos that an additional incentive is desireable. The beneficiaries are nominated by the Remuneration Committee and the Board of Directors approves the list of beneficiaries. The four-year vesting period is designed to be aligned with long-term shareholder interests; and
●	Plan 2021.III and Plan 2022.III: these plans are intended to compensate employees who transferred from Gilead to Galapagos in the framework of the transfer of European commercialization rights for the long-term incentive plans within Gilead under which unvested RSU awards lapsed upon transfer out of the Gilead group. These employees received an RSU grant from Galapagos.

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

In 2023, the Executive Committee members were offered new RSUs under the 2023 RSU Annual Long-Term Incentive Plan and the 2023 RSU Retention Plan, subject to acceptance. The members of the Executive Committee accepted all RSUs offered to them. The first RSU grant will vest in full three years after the offer date. The second RSU grant has a four-year vesting period, with 25% vesting each year and a first vesting date on May 1, 2024. Except for the RSUs granted to and accepted by Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), the RSUs are not transferable. The table below sets forth the number of RSUs offered to each Executive Committee member in 2023: Stoffels IMC BV (permanently represented by Dr. Paul Stoffels): 138,971 RSUs, , Mr. Michele Manto: 47,812 RSUs, Ms Annelies Missotten: 46,338 RSUs, Ms Valeria Cnossen: 47,401 RSUs and Mr Thad Huston: 50,544 RSUs.

No RSUs expired during the year ended December 31, 2023. The table below sets out the main characteristics of RSU plans issued to the (former) Executive Committee members during 2019, 20220, 20221, 2022, and 2023, the RSUs awarded to and accepted by each (former) Executive Committee member under the respective RSU Plan and vested for and paid out to each (former) Executive Committee member during 2023:

Name	Plan	Grant date	Vesting period	Vesting date	Number of RSUs granted	Number of RSUs vested during 2023
Stoffels IMC BV, permanently represented by Dr. Stoffels	Plan 2022.II	5/5/2022	25%/year,	1/5/2023	74,408	18,602
			Four-year vesting period	1/5/2024
				1/5/2025
				1/5/2026
	Plan 2023.I	5/8/2023	100% three years after offer date	5/8/2026	9,695
	Plan 2023.II	5/9/2023	25%/year	1/5/2024	129,276
			Four-year vesting period	1/5/2025
				1/5/2026
				1/5/2027
Total					213,379	18,602

Bart Filius (1)	Plan 2019.I	10/16/2019	100% three years after offer date	10/16/2022	5,000
	Plan 2019.II	10/16/2019	25%/year	1/5/2020	17,924
			Four-year vesting period	1/5/2021
				1/5/2022
				1/5/2023		4,481
	Plan 2019.III	10/16/2019	50% two year after offer date	10/16/2021	16,922
			50% three years after offer date	10/16/2022
	Plan 2020.I	5/6/2020	100% three years after offer date	5/6/2023	1,452	1,452
	Plan 2020.II	5/6/2020	25%/year	1/5/2021	11,148
			Four-year vesting period	1/5/2022
				1/5/2023		2,787
				1/5/2024
	Plan 2021.I	5/5/2021	100% three years after offer date	5/5/2024	1,011
	Plan 2021.IV	5/5/2021	25%/year	1/5/2022	61,719
			Four-year vesting period	1/5/2023		15,429
				1/5/2024
				1/5/2025
	Plan 2022.I	5/3/2022	100% three years after offer date	5/3/2025	3,570
	Plan 2022.II	5/5/2022	25%/year	1/5/2023	57,872	14,468
			Four-year vesting period	1/5/2024
				1/5/2025
				1/5/2026
Total					176,618	38,617

Michele Manto	Plan 2019.II	10/16/2019	25%/year	1/5/2020	5,121

			Four-year vesting period	1/5/2021
				1/5/2022
				1/5/2023		1,280
	Plan 2020.I	5/6/2020	100% three years after offer date	5/6/2023	612	612
	Plan 2020.II	5/6/2020	25%/year	1/5/2021	5,308
			Four-year vesting period	1/5/2022
				1/5/2023		1,327
				1/5/2024
	Plan 2021.I	5/5/2021	100% three years after offer date	5/5/2024	835
	Plan 2021.IV	9/24/2021	25%/year	1/5/2022	30,859
			Four-year vesting period	1/5/2023		7,714
				1/5/2024
				1/5/2025
	Plan 2022.I	5/3/2022	100% three years after offer date	5/3/2025	2,550
	Plan 2022.II	5/5/2022	25%/year	1/5/2023	24,804	6,201
			Four-year vesting period	1/5/2024
				1/5/2025
				1/5/2026
	Plan 2023.I	5/8/2023	100% three years after offer date	5/8/2026	4,720
	Plan 2023.II	5/9/2023	25%/year	1/5/2024	43,092
			Four-year vesting period	1/5/2025
				1/5/2026
				1/5/2027
Total					117,901	17,134

Annelies Missotten	Plan 2019.II	10/16/2019	25%/year	1/5/2020	1,536
			Four-year vesting period	1/5/2021
				1/5/2022
				1/5/2023		384
	Plan 2020.I	5/6/2020	25%/year	1/5/2021	332
			Four-year vesting period	1/5/2022
				1/5/2023		83
				1/5/2024
	Plan 2020.II	5/6/2020	25%/year	1/5/2021	956
			Four-year vesting period	1/5/2022
				1/5/2023		239
				1/5/2024
	Plan 2021.I	5/5/2021	25%/year	1/5/2022	1,488
			Four-year vesting period	1/5/2023		372
				1/5/2024
				1/5/2025
	Plan 2021.II	5/6/2021	25%/year	1/5/2022	2,708
			Four-year vesting period	1/5/2023		677
				1/5/2024
				1/5/2025
	Plan 2022.I	5/3/2022	25%/year	1/5/2023	1,766	444

			Four-year vesting period	1/5/2024
				1/5/2025
				1/5/2026
	Plan 2022.II	5/5/2022	25%/year	1/5/2023	2,980	745
			Four-year vesting period	1/5/2024
				1/5/2025
				1/5/2026
	Plan 2023.I	5/8/2023	100% three years after offer date	5/8/2026	3,246
	Plan 2023.II	5/9/2023	25%/year	1/5/2024	43,092
			Four-year vesting period	1/5/2025
				1/5/2026
				1/5/2027
Total					58,104	2,944

Valeria Cnossen	Plan 2022.II	5/8/2022	25%/year	1/5/2023	9,512	2,378
			Four-year vesting period	1/5/2024
				1/5/2025
				1/5/2026
	Plan 2023.I	5/8/2023	100% three years after offer date	5/8/2026	4,309
	Plan 2023.II	5/9/2023	25%/year	1/5/2024	43,092
			Four-year vesting period	1/5/2025
				1/5/2026
				1/5/2027
Total					56,913	2,378

Thad Huston	Plan 2023.II	6/15/2023	25%/year	1/5/2024	50,544
			Four-year vesting period	1/5/2025
				1/5/2026
				1/5/2027
Total					50,544	—

(1) On the leaver date of Mr. Bart Filius his outstanding RSUs became null and void, being 81,632 RSUs.

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

The subscription rights granted under subscription right plans created from 2011 onwards vest and become exercisable at the end of the third calendar year following the year of the grant, with no intermediate vesting, with the exception of the subscription rights granted (i) under Warrant Plan 2015 (B), Warrant Plan 2015 RMV, and Warrant Plan 2016 (B), which vest on the third anniversary of the notary deed enacting the acceptance and issuance of the subscription rights and (ii) under Subscription Right Plan 2021 RMV, Subscription Right Plan 2021 ROW, Subscription Right Plan 2022 (A), Subscription Right Plan 2022 RMV, Subscription Right Plan 2022 ROW, Subscription Right Plan 2023 RMV, and Subscription Right Plan 2023 ROW vest and become exercisable in instalments, with 25% of each grant vesting on the first day of the second calendar year following the calendar year in which the grant was made, 25% vesting on the first day of the third calendar year following the calendar year in which the grant was made and 50% vesting on the first day of the fourth calendar year following the calendar year in which the grant was made. In 2023, Subscription Right Plans 2015, 2015 (B) and 2015 RMV expired.

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

From 2002 until December 31, 2023, an aggregate of 21,654,809 subscription rights were granted. Of these 21,654,809 subscription rights:

●	3,549,430 subscription rights lapsed because they were not timely exercised by their beneficiaries, due to their beneficiaries no longer being employed by the Company or because another condition for vesting was not met; and
●	6,632,859 subscription rights were exercised.

As a result, as of December 31, 2023, there were 11,472,520 subscription rights outstanding, representing approximately 17.41% of the total number of all our issued and outstanding voting financial instruments.

The table below sets forth the details of all subscription rights granted under the subscription right plans for employees, members of the Board of Directors, members of the Executive Committee and independent consultants in force as per December 31, 2023, including the plan under which the subscription rights were granted, the offer date, exercise price, expiry date, number of subscription rights exercised, number of subscription rights voided and number of subscription rights outstanding. Aside from the subscription rights set forth in the below table, there are currently no other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase outstanding securities.

						Number of
			Number of	Number of	Number of	subscription rights
Subscription		Exercise	subscription rights	subscription rights	subscription rights	still	Exercisable
right plan	Offer date	price (€)	granted	exercised	voided	outstanding	from	Expiry date
2002 Belgium	03/06/2002	4.00	553,705	423,698	130,007	—	01/01/2006	03/06/2010
	09/02/2002	4.00	27,125	14,150	12,975	—	01/01/2006	09/02/2010
	03/06/2003	4.00	5,250	1,287	3,963	—	01/01/2007	03/31/2007
	04/01/2003	4.00	7,500	7,500	—	—	01/01/2007	04/01/2011
	06/15/2004	4.00	2,000	2,000	—	—	01/01/2008	06/15/2012
	07/09/2004	4.00	31,250	31,250	—	—	01/01/2008	02/01/2017
	07/22/2004	4.00	7,500	—	7,500	—	01/01/2008	03/31/2008
	01/31/2005	6.76	159,375	115,000	44,375	—	01/01/2009	02/01/2017
Total			793,705	594,885	198,820	—
2005	07/04/2005	6.91	145,000	145,000	—	—	01/01/2009	07/03/2018
	11/23/2005	8.35	125,000	75,000	50,000	—	01/01/2009	11/22/2018
	12/15/2005	8.60	12,500	12,500	—	—	01/01/2009	12/14/2018
	02/13/2006	8.61	40,000	8,000	32,000	—	01/01/2010	03/31/2010
	02/13/2006	8.73	53,500	50,972	2,528	—	01/01/2010	03/31/2010
	11/22/2006	8.65	82,600	61,285	21,315	—	01/01/2010	11/21/2019
Total			458,600	352,757	105,843	—
2006 BNL	02/13/2006	8.61	112,953	100,662	12,291	—	01/01/2010	02/12/2019
	11/22/2006	8.65	87,090	16,450	70,640	—	01/01/2010	11/21/2019
	02/14/2007	9.57	102,900	9,170	93,730	—	01/01/2011	08/31/2011
	05/04/2007	9.22	17,500	17,500	—	—	01/01/2011	05/03/2020
	06/28/2007	8.65	735	735	—	—	01/01/2011	06/27/2020
	12/21/2007	7.12	25,110	13,171	11,939	—	01/01/2011	12/20/2020
Total			346,288	157,688	188,600	—
2006 UK	06/01/2006	8.70	302,191	230,963	71,228	—	01/01/2010	09/30/2014
	11/22/2006	8.65	13,965	11,907	2,058	—	01/01/2010	11/21/2014

	12/19/2006	9.18	77,700	31,885	45,815	—	01/01/2010	12/18/2014
	06/28/2007	8.43	30,585	20,085	10,500	—	01/01/2011	06/27/2015
	12/21/2007	7.25	945	945	—	—	01/01/2011	12/20/2015
Total			425,386	295,785	129,601	—
2007	06/28/2007	8.65	108,126	108,126	—	—	01/01/2011	06/27/2015
	06/28/2007	8.65	256,314	203,141	53,173	—	01/01/2011	06/27/2020
Total			364,440	311,267	53,173	—
2007 RMV	10/25/2007	8.65	108,850	103,950	4,900	—	01/01/2011	10/24/2020
Total			108,850	103,950	4,900	—
2008	06/26/2008	5.60	201,445	194,119	7,326	—	01/01/2012	06/25/2021
Total			201,445	194,119	7,326	—
2008 (B)	06/26/2008	5.60	57,500	50,000	7,500	—	01/01/2012	06/25/2013
Total			57,500	50,000	7,500	—
2009	04/01/2009	5.87	555,000	490,000	65,000	—	01/01/2013	03/31/2017
Total			555,000	490,000	65,000	—
2009 (B)	02/06/2009	7.09	135,100	131,670	3,430	—	01/01/2013	06/01/2014
Total			135,100	131,670	3,430	—
2010	04/27/2010	11.55	466,500	416,750	49,750	—	01/01/2014	04/26/2018
	04/27/2010	11.55	40,000	40,000	—	—	04/27/2014	04/26/2018
Total			506,500	456,750	49,750	—
2010 (B)	04/27/2010	11.55	195,040	190,108	4,932	—	01/01/2014	04/26/2015
Total			195,040	190,108	4,932	—
2010 (C)	12/23/2010	11.74	75,000	75,000	—	—	01/01/2014	12/22/2018
Total			75,000	75,000	—	—
2011	05/23/2011	9.95	561,500	432,500	129,000	—	01/01/2015	05/22/2019
	05/23/2011	9.95	57,500	50,000	7,500	—	05/23/2015	05/22/2019
Total			619,000	482,500	136,500	—
2011 (B)	05/23/2011	9.95	129,220	127,750	1,470	—	01/01/2015	05/22/2016
Total			129,220	127,750	1,470	—
2012	09/03/2012	14.19	448,640	345,490	103,150	—	01/01/2016	09/02/2020
	09/03/2012	14.19	32,500	22,500	10,000	—	09/03/2016	09/02/2020
Total			481,140	367,990	113,150	—
2013	05/16/2013	19.38	602,790	431,840	170,950	—	01/01/2017	05/15/2021
Total			602,790	431,840	170,950	—
2013 (B)	09/18/2013	15.18	75,000	30,000	45,000	—	01/01/2017	06/30/2017
Total			75,000	30,000	45,000	—
2014	07/25/2014	14.54	571,660	536,660	35,000	—	01/01/2018	07/24/2022
Total			571,660	536,660	35,000	—
2014 (B)	10/14/2014	11.93	150,000	150,000	—	—	01/01/2018	10/13/2022
Total			150,000	150,000	—	—
2015	04/30/2015	28.75	532,053	513,390	18,663	—	01/01/2019	04/29/2023
Total			532,053	513,390	18,663	—
2015 (B)	12/22/2015	49.00	399,000	157,500	241,500	—	03/02/2019	12/21/2023
Total			399,000	157,500	241,500	—
2015 RMV	12/22/2015	49.00	97,500	62,500	35,000	—	03/02/2019	12/21/2023
Total			97,500	62,500	35,000	—
2016	06/01/2016	46.10	514,250	177,750	11,000	325,500	01/01/2020	05/31/2024
Total			514,250	177,750	11,000	325,500
2016 RMV	06/01/2016	46.10	120,000	51,000	—	69,000	01/01/2020	05/31/2024
Total			120,000	51,000	—	69,000
2016 (B)	01/20/2017	62.50	150,000	140,000	—	10,000	04/06/2020	01/19/2025
Total			150,000	140,000	—	10,000
2017	05/17/2017	80.57	595,500	—	10,500	585,000	01/01/2021	05/16/2025
Total			595,500	—	10,500	585,000
2017 RMV	05/17/2017	80.57	127,500	—	5,000	122,500	01/01/2021	05/16/2025
Total			127,500	—	5,000	122,500
2018	04/19/2018	79.88	1,097,745	—	132,750	964,995	01/01/2022	04/18/2026
Total			1,097,745	—	132,750	964,995
2018 RMV	04/19/2018	79.88	137,500	—	5,000	132,500	01/01/2022	04/18/2026
Total			137,500	—	5,000	132,500
2019	04/10/2019	95.11	1,504,940	—	296,700	1,208,240	01/01/2023	04/10/2027
Total			1,504,940	—	296,700	1,208,240
2019 RMV	04/10/2019	95.11	194,750	—	17,500	177,250	01/01/2023	04/10/2027
Total			194,750	—	17,500	177,250
2020	04/17/2020	168.42	1,925,185	—	555,568	1,369,617	01/01/2024	04/17/2028
Total			1,925,185	—	555,568	1,369,617
2020 RMV	04/17/2020	168.42	248,150	—	54,850	193,300	01/01/2024	04/17/2028
Total			248,150	—	54,850	193,300
2021 BE	04/30/2021	64.76	1,117,603	—	84,997	1,032,606	01/01/2025	04/30/2029
Total			1,117,603	—	84,997	1,032,606
2021 RMV	04/30/2021	64.76	291,725	—	65,429	226,296	01/01/2023 01/01/2024 01/01/2025	04/30/2029
Total			291,725	—	65,429	226,296
2021 ROW	04/30/2021	64.76	1,084,105	—	416,609	667,496	01/01/2023 01/01/2024 01/01/2025	04/30/2029
Total			1,084,105	—	416,609	667,496
2022 (A)	01/13/2022	46.18	30,000	—	—	30,000	01/01/2023	01/13/2030
Total			30,000	—	—	30,000
2022 (B)	01/26/2022	50.00	1,000,000	—	—	1,000,000	01/01/2024 01/01/2025 01/01/2026	01/25/2030
Total			1,000,000	—	—	1,000,000
2022 BE	05/06/2022	57.46	839,400	—	21,572	817,828	01/01/2026	05/60/2030
	08/05/2022	51.58	78,000	—	—	78,000	01/01/2026	05/60/2030
Total			917,400	—	21,572	895,828
2022 RMV	05/06/2022	57.46	244,389	—	40,925	203,464	01/01/2024 01/01/2025 01/01/2026	05/60/2030
Total			244,389	—	40,925	203,464

2022 ROW	05/06/2022	57.46	875,450	—	169,950		705,500	01/01/2024 01/01/2025 01/01/2026	05/60/2030
	08/05/2022	51.58	60,000	—	—		60,000
Total			935,450	—	169,950		765,500

2023 BE	05/05/2023	35.11	611,000	—	1,972		609,028	01/01/2027	05/05/2031
	06/15/2023	38.58	200,000	—	—		200,000	01/01/2027	05/05/2031
Total			811,000	—	1,972		809,028

2023 RMV	05/05/2023	35.11	110,000	—	7,500		102,500	01/01/2025 01/01/2026 01/01/2027	05/60/2031
Total			110,000	—	7,500	0	102,500

2023 ROW	05/05/2023	35.11	597,400	—	35,500		561,900	01/01/2025 01/01/2026 01/01/2027	05/60/2031
	11/17/2023	32.99	20,000	—	—		20,000
Total			617,400	—	35,500		581,900

Grand Total			21,654,809	6,632,859	3,549,430		11,472,520

In addition to the subscription right plans for our employees, Board members, Executive Comittee members, and independent consultants described above, on October 22, 2019, our Extraordinary Shareholders’ Meeting approved the issuance of two subscription rights for the benefit of Gilead Therapeutics A1 Unlimited Company, called the initial Warrant A and the initial Warrant B. These subscription rights entitle the holder thereof to subscribe, during the entire term of the respective subscription right, upon each exercise of a subscription right, for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 25.1% and 29.9%, respectively, of the actually issued and outstanding shares after the exercise of the relevant subscription right (rounded down to the nearest whole share). The initial Warrant A has a term of one year and an exercise price of €140.59 per share and expired during 2020. The initial Warrant B has a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) €140.59. The initial Warrant B will expire on 22 August 2024. In accordance with the subscription agreement between Galapagos and Gilead, the issuance of subsequent Warrant B is on the agenda of the Extraordinary Shareholders’ Meeting to be held on April 30, 2024. The subsequent Warrant B has a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) €140.59.

C.     Board practices

As from April 26, 2022, Galapagos has adopted a one-tier governance structure as provided for by the Belgian Companies Code, with the Board of Directors replacing the (former) Supervisory Board and the Executive Committee replacing the (former) Management Board. For further information on our governance structure, see the section of this annual report titled “Item 6.A – Directors and Senior Management – Board of Directors”.

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

In order to efficiently fulfil its tasks and in view of the size and activities of the Company, our Board of Directors has set up and appointed an Audit Committee, a Nomination Committee, a Remuneration Committee and a Science and Development Committee (established on September 19, 2023) . Until May 2, 2022, there was a combined Nomination and Remuneration Committee. As from May 2, 2022, our Board of Directors has set up a separate Nomination Committee and Remuneration Committee. The composition, role and functioning of all Board Committees complies with all applicable requirements of the Belgian Companies Code, the 2020 Code, the Exchange Act, the exchanges on which our ordinary shares and ADSs are listed and SEC rules and regulations, however taking into account the diffirences as set out below and our status as a foreign private issuer. For information regarding the (temporary) deviation from the provisions with respect to the composition of our Nomination Committee as set forth in the 2020 Code, see “item 16G – Corporate Governance”.

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

Lead Non-Executive Director

Pursuant to the Company’s Corporate Governance Charter and as a counter balancing governance structure for the combined CEO & Chair role within the Board, the Board of Directors appointed a Lead Non-Executive Director. The Lead Non-Executive Director is also automatically the Vice-Chair of the Board of Directors. The Lead Non-Executive Director is entrusted with the responsibilities and powers as set out in Galapagos’ Corporate Governance Charter, including, but not limited to, serving as principal liaison between the non-executive directors and the Chair of the Board. Dr. Rajesh Paresh was appointed as the Lead Non-Executive Director of Galapagos, effective as of May 2, 2022. Effective as of March 21, 2023, Jérôme Contamine is appointed as the new Lead Non-Executive Director of Galapagos, replacing Dr. Rajesh Parekh.

Director independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our Board of Directors, except that our Audit Committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our Board of Directors has determined that, under current listing requirements and rules of Nasdaq and taking into account any applicable committee independence standards, Rajesh Parekh (until June 10, 2023), Jérôme Contamine, Peter Guenter, Mary Kerr (until September 18, 2023), Elisabeth Svanberg, Dan Baker, Susanne Schaffert, and Simon Sturge are “independent Directors.” In making such determination, our Board of Directors considered the relationships that each non-executive Board member has with us and all other facts and circumstances our Board of Directors deemed relevant in determining the relevant Board member's independence, including the number of ordinary shares beneficially owned by the relevant Board member and his or her affiliated entities (if any).

The independence criteria under the applicable Nasdaq Stock Market Listing Rules and US Securities Exchange Act requirements differ from the independence criteria set forth in article 7:87 of the Belgian Companies Code and provision 3.5 of the 2020 Code. Under article 7:87 of the Belgian Companies Code and provision 2020, Jérôme Contamine, Peter Guenter, Mary Kerr (until September 18, 2023), Elisabeth Svanberg, Dan Baker, Susanne Schaffert, and Simon Sturge are “independent members of our Board of Directors”. Pursuant to Belgian law, our Board of Directors is composed of a majority of independent non-executive Directors.

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

For the reporting year beginning on January 1, 2023, our Board of Directors strove to comply with the rules and recommendations of the 2020 Code as much as possible. At the same time, our Board believes that certain deviations from its provisions were justified in view of our particular situation. Provision 3.12 of the 2020 Code recommends that, in case of a one-tier governance structure, (a) there should be a clear division of the responsibilities between the person presiding over the Board of Directors (the Chair) and the person assuming executive responsibility for running the company’s business (the CEO), and (b) the Chair of the Board of Directors and CEO should not be the same individual. In deviation from this provision, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) who is our CEO since April 1, 2022, was also appointed as Chair of the Board of Directors as from April 26, 2022. In light of the prevailing circumstances, the Board of Directors considered that the one-tier governance structure and the combined role as CEO/Chair allows the Company to fully leverage the leadership of Dr. Paul Stoffels, and to efficiently set and implement the Company's direction and strategy (including in the field of business development). Furthermore, the Board of Directors is of the opinion that such combined role had a positive impact on the functioning and efficiency of the Board, as well as on the provision of information to the Board of Directors, allowing the Board of Directors to monitor the Company’s (and group’s) performance more effectively. In order to ensure sufficient balance, the Board adopted a counter balancing governance structure that includes the election of a Lead Non-Executive Director acting as the principal liaison between the Chair and the non-executive members of the Board of Directors. Dr. Rajesh Parekh was appointed as the Lead Non-Executive Director of Galapagos, effective as of May 2, 2022. Effective as of March 21, 2023, Jérôme Contamine is appointed as the new Lead Non-Executive Director of Galapagos, replacing Dr. Rajesh Parekh. The Lead Non-Executive Director is entrusted with the responsibilities and powers as set out in the Corporate Governance Charter of Galapagos.

For information regarding the (temporary) deviation from the provisions with respect to the composition of our Nomination Committee as set forth in the 2020 Code, see "Item 16G – Corporate Governance”

Our Board of Directors regularly reviews its Corporate Governance Charter and makes such changes as it deems necessary and appropriate. Additionally, our Board of Directors adopted written terms of reference for the Executive Committee, the Audit Committee, the Nomination Committee and the Remuneration Committee, which are part of our Corporate Governance Charter. On April 26, 2022, as a consequence of the introduction of one-tier governance structure at the Company through the amendment of our Articles of Association, Galapagos’ Board of Directors approved an updated Corporate Governance Charter. On March 21, 2023, our Board of Directors approved an amendment to the Corporate Governance Charter. The amended Corporate Governance Charter refers to the establishment of the Management Committee supporting the Executive Committee, allows the same person to be Lead Non-Executive Director and Chair of the Audit Committee, provides that the Lead Non-Executive Director is member or Chair of the Nomination Committee, and clarifies that the Lead Non-Executive Director supports the Chair in ensuring the prevention and managing of conflicts of interest involving potentially a Director. On September 19, 2023, the Board of Directors approved another amendment that refers to the establishment of the Science and Development Committee as a specialized Board Committee to provide advice on certain matters to the Board of Directors, and that provides that non-executive Directors may only be natural persons. On December 11, 2023, the Board of Directors approved a further amendment to describe the responsibilities of the Audit Committee and management for overseeing and managing cybersecurity risks. Galapagos’ Corporate Governance Charter is available on our website: www.glpg.com (information contained on, or that can be accessed through, our website does not constitute a part of this annual report). The Corporate Governance Charter applies in addition to the applicable laws and regulations, Galapagos’ Articles of Association and the corporate governance provisions included in the Belgian Companies Code and the 2020 Code. The Corporate Governance Charter describes the main aspects of corporate governance at Galapagos, including its governance structure, the terms and functioning of the Board of Directors (including its Board Committees), the Executive Committee and the rules of conduct.

Board Committees

The Board of Directors has established an Audit Committee, a Nomination Committee, a Remuneration Committee and a Science and Development Committee, which operate pursuant to the written terms of reference for each of the Board Committees that are part of Galapagos’ Corporate Governance Charter adopted by our Board. The composition and functioning of all Board Committees complies with all applicable requirements of the Belgian Companies Code and the 2020 Code, the Exchange Act, the exchanges on which our ordinary shares and ADSs are listed and the SEC rules and regulations, however taking into account the differences set out below and our status as a foreign private issuer. For information regarding the (temporary) deviation from the provisions with respect to the composition of our Nomination Committee as set forth in the 2020 Code, see "Item 16G – Corporate Governance”.

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

Audit Committee

Our Audit Committee consists of three members (situation as of December 31, 2023): Jérôme Contamine (Chair), Mary Kerr (until September 18, 2023), Peter Guenter, and Simon Sturge (as of September 19, 2023).

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

Our Audit Committee’s duties and responsibilities to carry out its purposes include, among others, without any limitation:

●	monitoring the integrity of the Company’s financial statements, and the Company’s accounting and financial reporting process and financial statement audits;
●	monitoring the effectiveness of the Company’s internal control and risk management systems, incl. the cybersecurity risk magment program and related controls;
●	monitoring the internal audit function and its effectiveness;
●	monitoring the performance of the external auditor and the audit of the statutory and consolidated accounts, including any follow-up on questions and recommendations made by the external auditor;
●	reviewing and monitoring the independence of the external auditor; and
●	informing the Board on the Company’s ESG activities.

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

Since 2019, the Audit Committee also reviews Environmental, Social and Governance (ESG) initiatives, as included in the annual Sustainability report, ensuring that we implement our planned initiatives and communicate them effectively and accurately to our employees and shareholders. The Sustainability report 2023 provides the non-financial information required by article 3:6 §4 and article 3:32 §2 of the Belgian Companies Code; a copy of our Sustainability report 2023 is available on our company website at http://www.glpg.com/financial-reports (this website does not form part of this annual report on Form 20-F).

Nomination Committee

Our Nomination Committee consists of three members (situation as of December 31, 2023): Dr. Rajesh Parekh (Chair until March 20, 2023), , Elisabeth Svanberg (Chair as of March 21, 2023), Jérôme Contamine, and Stoffels IMC BV (permanently represented by Dr. Paul Stoffels).

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

Remuneration Committee

Our Remuneration Committee consists of three members (situation as of December 31, 2023): Dr. Rajesh Parekh (Chair until March 20, 2023), Elisabeth Svanberg (Chair as of March 21, 2023), Jérôme Contamine, and Dan Baker (member as of March 21, 2023).

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

Science and Development Committee

Our Science and Development Committee, established on September 19, 2023, consists of five members (situation as of December 31, 2023): Dan Baker (Chair), Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), Elisabeth Svanberg, Linda Higgins, and Susanne Schaffert.

The Science and Development Committee provides input and advice to the Board of Directors on matters relating to the Company’s Research and Development (“R&D”) strategy, and serves as a resource, as needed, regarding scientific, medical and product safety matters.

The majority of members of the Science and Development Committee are non-executive independent Directors. The Chair of the Science and Development Committee is a non-executive independent Director. Collectively, the Science and Development Committee members have sufficient relevant experience to fulfill their roles effectively.

D.     Employees

As of December 31, 2023, we had 1,123 employees. Our employees in Austria, Belgium, France, Germany and the Netherlands have established employee representation through works councils. We have never experienced any employment-related work stoppages, and we consider our relations with our employees to be generally good. We have also engaged and may continue to engage independent contractors to assist us with our clinical activities. At each date shown, we had the following number of employees, broken out by department and geography:

	December 31,
	2023	2022	2021
Function:
Executive officers	5	4	5
Research	143	267	299
Development	305	342	407
Commercial and medical affairs	373	420	292
Corporate and support	297	305	306
Total	1,123	1,338	1,309
Geography:
Leiden, the Netherlands	203	147	141
Mechelen, Belgium	457	547	544
Romainville, France	95	254	257
Boston & Pittsburgh, United States	36	20	6
Basel, Switzerland	52	53	57
Cambridge, United Kingdom	58	71	78
Milan, Italy	59	64	60
Madrid, Spain	48	63	58
Munich, Germany	83	88	85
Vienna, Austria	12	12	9
Copenhagen, Denmark	8	6	5
Stockholm, Sweden	8	10	6
Helsinki, Finland	1	1	2
Oslo, Norway	1	1	—
Dublin, Ireland	2	1	1
Total	1,123	1,338	1,309

E.     Share Ownership

For information regarding the share ownership of our members of the Board of Directors and members of the Executive Committee, see “Item 6.B.— Compensation” and “Item 7.A.—Major shareholders.”

F. .     Disclosure of a registrant’s action to recover erroneously awarded compensation

[Not Applicable]

Item 7    Major shareholders and related party transactions

A.     Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2024 for:

●	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;
●	each member of our Board of Directors;
●	each member of our Executive Committee; and
●	all members of our Board of Directors and Executive Committee as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 15, 2024. The percentage ownership information shown in the table is based upon 65,897,071 ordinary shares outstanding as of March 15, 2024.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares or ADSs, and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to subscription rights held by that person that are immediately exercisable or exercisable within 60 days of March 15, 2024. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders.

Except as otherwise indicated in the table below, addresses of the members of the Board of Directors, members of our Executive Committee and named beneficial owners are in care of Galapagos NV, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

	Shares beneficially owned
Name of beneficial owner	Number		Percentage
5% shareholders:
Gilead Sciences, Inc.	16,707,477	(1)(2)	25.35%
Van Herk Investments B.V.	4,635,672	(1)(3)	7.03%
EcoR1 Capital LLC	6,505,890	(1)(4)	9.87%
FMR LLC	5,095,393	(1)(5)	7.73%

Members of the Board of Directors and Executive Committee:
Stoffels IMC BV	—		—
Peter Guenter	9,492	(6)	*
Jérôme Contamine	1,010	(7)	*
Dan Baker	998	(8)	*
Daniel O'Day	—		—
Linda Higgins	—		—
Elisabeth Svanberg	1,883	(9)	*
Susanne Schaffert	360	(10)	—
Simon Sturge	180	(11)	—
Executive Committee members excluding Stoffels IMC BV	63,600	(12)	* %
All members of our Board of Directors and Executive Committee as a group (12 persons)	77,523	(13)	* %
(1)	At the time of the most recent transparency notification or filing of a statement of beneficial ownership with the SEC.
(2)	Consists of 16,707,477 shares held by Gilead Therapeutics A1 Unlimited Company, which is a subsidiary of Gilead Sciences Ireland Unlimited Company, which is in turn a subsidiary of Gilead Biopharmaceutics US, LLC which is in turn a subsidiary of Gilead Sciences, Inc., which has the sole voting and investment power with respect to these shares. The address of Gilead Sciences, Inc. is 333 Lakeside Drive, Foster City, CA 94404, United States of America.
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
(4)	Consists of ordinary shares and American Depository Receipts. EcoR1 Capital LLC, controlled by Mr. Nodelman, controls investment fund EcoR1 Capital Fund Qualified LP, which all together hold 6,505,890 of Galapagos’ voting rights. The address of EcoR1 Capital LLC is 357 Tehama Street #3, San Francisco, CA 94103, United States of America.
(5)	Consists of 5,095,393 shares. FMR LLC, controls investment funds Fidelity Management & Research Company LLC, FIAM Holdings LLC, FIAM LLC, Fidelity Management Trust Company, Fidelity Advisory Holdings LLC, Strategic Advisers LLC, and Fidelity Institutional Asset Management Trust Company, which all together hold 5,095,393 Galapagos’ voting rights. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
(6)	Consists of (i) 1,992 shares and (ii) 7,500 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2024.
(7)	Consists of (i) 1,010 shares.
(8)	Consists of (i) 998 shares.
(9)	Consists of 1,883 shares.
(10)	Consists of 360 shares.
(11)	Consists of 180 shares.
(12)	Consists of (i) 2,600 shares and (ii) 61,000 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2024.
(13)	Consists of (i) 9,023 shares and (ii) 68,500 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2024.

Each of our shareholders is entitled to one vote per ordinary share. All shareholders have identical voting rights per share. We are not aware of any arrangement that may result in a change of control of our company.

As of March 15, 2024, reviewing identified ownership in depository received reports and independent shareholder identification of 93% of outstanding shares (ordinary shares and ADSs), approximately 50% of those are held by institutional investors domiciled in the United States, excluding Gilead Sciences, Inc., or Gilead. We estimate that shares were held in the United States by approximately 144 institutional holders of record, excluding Gilead Sciences, Inc., or Gilead. As of March 15, 2024, there were outstanding 20,315,443 ADSs, each representing one ordinary share, and in the aggregate representing approximately 30.8% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.On February 14, 2024, EcoR1 Capital, LLC filed a Schedule 13G/A with the SEC to report that as of February 14, 2024, it held 9.9% of the outstanding shares of Galapagos as of February 14, 2024.

On February 9, 2024, FMR LLC filed a Schedule 13G/A with the SEC to report that as of February 8, 2024, it held 7.73% of the outstanding shares of Galapagos as of February 8, 2024.

On July 6, 2023, EcoR1 Capital LLC filed a Schedule 13G with the SEC to report that as of June 7, 2023, it held 9.87% of the outstanding shares of Galapagos as of June 7, 2023.

On January 9, 2023, we received a transparency notification from FMR LLC, to report that as of January 5, 2023, it together with its affiliates held 5.93% of the outstanding shares of Galapagos as of January 5, 2023. FMR LLC thus crossed above the 5% threshold of Galapagos voting rights by purchase of voting securities on January 5, 2023.

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

In October 2023, Gilead and Galapagos agreed to amend the collaboration to terminate the existing 50/50 global development cost sharing arrangement with Galapagos bearing the costs going forward, and to terminate Galapagos’ obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments, including a simplification of the governance and certain other technical amendments.

Effective January 31, 2024, following the closing of the transaction between Galapagos and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., Galapagos assigned its rights and obligations under the filgotinib collaboration to Alfasigma S.p.A., except for Galapagos’ right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and Galapagos entered into in October 2023.

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

On October 22, 2019, Gilead Therapeutics A1 Unlimited Company was also issued another warrant, known as the initial warrant B, that confers the right to subscribe for a number of new shares sufficient to bring the number of shares owned by Gilead and its affiliates to 29.9% of the issued and outstanding shares. Such warrant will expire on August 23, 2024. The exercise price per share will be the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of the Galapagos shares preceding the date of the exercise notice with respect to such exercise, and (ii) €140.59. Between 57 and 59 months of August 23, 2019, subject to and upon approval by our Shareholders’ Meeting, Gilead Therapeutics A1 Unlimited Company will be issued a subsequent warrant with substantially similar terms, including as to exercise price, to the initial Warrant B. This subsequent Warrant B will expire on the earlier of the date that is five years after the fifth anniversary of the closing and the date that the warrant is issued. The issuance of this warrant is on the agenda of the Extraordinary Shareholders’ Meeting of April 30, 2024.

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

For GLPG1972, after the completion of the ongoing Phase 2b study in osteoarthritis, Gilead had the option to pay a $250 million fee to license the compound in the United States. If certain secondary efficacy endpoints for GLPG1972 had been met, Gilead would have paid us up to an additional $200 million. Following opt-in on GLPG1972, we would have been eligible to receive up to $550 million in regulatory and sales based milestones. In November 2020, Gilead declined to exercise its option to GLPG1972. For all other programs resulting from the collaboration, Gilead will make a $150 million opt-in payment per program and will owe no subsequent milestones. We will receive tiered royalties ranging from 20-24% on net sales of all our products licensed by Gilead in all countries outside Europe as part of the agreement. With respect to GLPG1690, reimbursement of development costs under the cost split mechanism by Gilead to us amounted to €0.3 million for the year ended December 31, 2023 (€0.4 million for the year ended December 31, 2022 and €18.1 million for the year ended December 31, 2021).

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

In addition, from January 1, 2021 until December 31, 2023, we received €22.0 million of royalties on Jyseleca® from Gilead.

We are no longer eligible to receive any future milestone payments relating to filgotinib in Europe. However, we remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe.

We incurred €190.2 million in development costs for the year ended December 31, 2023 for the development of filgotinib in collaboration with Gilead. The reimbursement of research and development costs under the cost split mechanism by us to Gilead amounted to nil for the year ended December 31, 2023 (€2.4 million for the year ended December 31, 2022 and €81.3 million for the year ended December 31, 2021). The reimbursement of research and development costs under the cost split mechanism by Gilead to us amounted to €3.6 million for the year ended December 31, 2023 (nil for the year ended December 31, 2022 and nil for the year ended December 31, 2021).

The reimbursement of commercialization costs under the cost split mechanism by us to Gilead amounted to nil for the year ended December 31, 2023 (nil for the year ended December 31, 2022 and nil million for the year ended December 31, 2021).

The reimbursement of commercialization costs under the cost split mechanism by Gilead to us amounted to nil million for the year ended December 31, 2023 (€0.1 million for the year ended December 31, 2022 and €66.7 million for the year ended December 31, 2021).

We purchased raw materials, semi-finished products and finished products of Jyseleca® from Gilead for an amount of nil million for the year ended December 31, 2023 (€13.5 million for the year ended December 31, 2022 and €24.9 million for the year ended December 31, 2021).

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

Stoffels IMC BV, permanently represented by Dr. Paul Stoffels

On January 26, 2022, we entered into a management agreement, subject to Belgian law, with Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) for the position of Chief Executive Officer for an indefinite period. Effective April 1, 2022, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) is our new Chief Executive Officer. For the year ended December 31, 2023, Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, received a base remuneration from Galapagos NV of €750,000.

Bart Filius

On September 15, 2014, Galapagos B.V. entered into an employment agreement, subject to Dutch law, with Bart Filius for the position of Chief Financial Officer, starting December 1, 2014 for an indefinite period. Effective December 1, 2014, Mr. Filius’ employment agreement with Galapagos B.V. was reduced from a full-time basis to a part-time basis, for approximately 60% of his time, and he entered into a management agreement, subject to Belgian law, with Galapagos NV for approximately 40% of his time. In addition to his role as Chief Financial Officer, Mr. Filius has served as Chief Operating Officer since September 2017. On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Bart Filius for the position of Chief Operating Officer and Chief Financial Officer for an indefinite period. The management agreement with Mr. Bart Filius was terminated on June 30, 2023. For the six-month period from January 1, 2023 until June 30, 2023, Mr. Filius received a base remuneration from Galapagos NV of €266,250.

Thad Huston

On June 15, 2023, Galapagos NV entered into a management agreement with Thad Huston, subject to Belgian law, for the position of Chief Financial Officer and Chief Operating Officer, for an indefinite period. For the year ended December 31, 2023, Mr. Huston received a base remuneration from Galapagos NV of €254,939.

Michele Manto

On May 6, 2020, we entered into a new management agreement, subject to Belgian law, with Michele Manto for the position of Chief Commercial Officer for an indefinite period. For the year ended on December 31, 2023, Mr. Manto received a base remuneration from Galapagos NV of €377,150. The position of Mr. Manto as Chief Commercial Officer and member of Galapagos’ Executive Committee was terminated on December 31, 2023.

Valeria Cnossen

On July 22, 2022 we entered into a management agreement, subject to Belgian law, with Valeria Cnossen for the position of General Counsel for an indefinite period. On February 15, 2023 we amended the management agreement to reflect her appointment as Executive Committee member as of January 1, 2023. For the year ended on December 31, 2023, Ms. Cnossen received a base remuneration from Galapagos NV of €382,500.

Annelies Missotten

On December 16, 2022 we entered into a management agreement, subject to Belgian law, with Annelies Missotten for the position of Chief Human Resources Officer for an indefinite period. She became an Executive Committee member as of January 1, 2023. Prior to the entry into force of the management agreement, Annelies Missotten was bound by an employment agreement for indefinite duration. For the year ended on December 31, 2023, Ms. Missotten received a base remuneration from Galapagos NV of €325,000.

Severance payments upon change of control

The abovementioned agreements with the members of our Executive Committee do not provide for severance compensation. They do not contain notice periods that exceed nine months for the CEO and six months for the other Executive Committee members. However, we entered into undertakings with the Executive Committee members providing that, in case their contract with us is terminated as a result of a change of control of our Company, they would be entitled to a severance compensation of twelve months’ base salary for our CEO and nine months’ base salary for the other Executive Committee members.

Severance payments for departing Executive Committee or (former) Management Board members

On May 2, 2023, Galapagos announced the departure of Mr. Bart Filius, President, COO and CFO and Executive Committee member per 30 June 2023. Upon substantiated recommendation of the Remuneration Committee, the Board approved a termination compensation of €1,650,000, consisting of compensation for a non-compete obligation for 12 months in an amount of €545,000, and a termination amount of €1,105,000 taking into account loss of 2023 bonus and loss of unvested RSUs. Effective July 1, 2023, Mr. Filius was no longer a member of the Executive Committee. He exercised an advisory role until December 31, 2023, for a total consultancy fee of €330,000. The Board determined this arrangement would best serve the interests of Galapagos, in particular given the critical role played by the outgoing President, COO and CFO in onboarding the then new CEO as well as remaining with Galapagos to support business continuity as a successor was found. Mr Bart Filius was not eligible for any equity grants (RSUs and subscription rights) in 2023. He qualifies as a good leaver under the terms and conditions of the relevant subscription right plans and this is not part of his termination package.

On January 2, 2024, Galapagos announced the departure of Mr. Michele Manto, CCO and Executive Committee member per December 31, 2023. No termination compensation was awarded. From January 1, 2024 until May 31, 2024, Mr. Manto will execute an advisory role to support the Jyseleca® transition to Alfasigma, for which he wil receive a total fee of €191,900 and remain entitled to RSU pay-outs during this period. Mr. Manto will be entitled to his cash bonus for 2023, but will not be eligible for any equity grants (RSUs and subscription rights) in 2024. He qualifies as a good leaver under the terms and conditions of the relevant subscription right plans.

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

On 30 October 2023, we entered into a related party transaction with Gilead within the meaning of article 7:97 of the Belgian Companies Code, by agreeing to further amend the collaboration agreement. Gilead and Galapagos agreed to terminate the existing 50/50 global development cost sharing arrangement, with Galapagos bearing the costs going forward, and to terminate Galapagos’ obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments.

The Board of Directors applied the related party transaction approval procedure as set forth in article 7:97 of the Belgian Companies Code. Within the context of this procedure, a committee of three independent members of the Board of Directors of Galapagos (the “Committee”) issued an advice to the Board of Directors in which the Committee assessed the amended terms of the collaboration agreement. In its advice to the Board of Directors, the Committee concluded the following: “The Committee believes that, under the circumstances, the proposed amendments to the filgotinib collaboration between Gilead and Galapagos are reasonable and fair from the point of view of Galapagos and its shareholders, and in line with the strategy of the Company. The proposed amendments offer an important opportunity to have autonomy on development and commercial activities in Europe in its ongoing collaboration with Gilead. The proposed amendments also come with a number of challenges and risks, but these are not unreasonable and can be managed going forward. The Committee therefore believes that the proposed amendments to the collaboration with Gilead in relation to filgotinib are in the interest of Galapagos, and in any event not manifestly abusive. In view hereof, the Committee issues a favourable and unqualified opinion to the Board of Directors of Galapagos.” The Board of Directors did not deviate from the Committee’s advice.

The assessment by the Statutory Auditor of Galapagos of the advice of the Committee and the minutes of the Board of Directors is as follows: “Based on our assessment, nothing has come to our attention that causes us to believe that the financial and accounting data reported in the advice of the Ad hoc committee of the independent members of the Board of Directors dated 30 October 2023 and in the minutes of the Board of Directors dated 30 October 2023, which justify the proposed transaction, are not consistent, in all material respects, compared to the information we possess in the context of our assignment.”

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

In 2023, the following conflicts of interest between Galapagos NV and a Director within the meaning of article 7:96 of the Belgian Companies Code were noted:

●	In a meeting of the Board of Directors held on February 20, 2023, the following was reported in connection with the proposed compensation of the CEO (cash bonus and RSUs): the Chair informed the Board of Directors of a conflict of interest, concerning the proposed compensation of the CEO. The Board considered that said compensation was a justified reward for the results achieved by the CEO in 2022. The Board shared the opinion of the Remuneration Committee that the proposed compensation is justified and reasonable. The Chair did not take part in the deliberation and vote concerning this decision.
●	In a meeting of the Board of Directors held on May 2, 2023, the following was reported in accordance with article 7:96 of the Belgian Companies Code in connection with the proposed grants of subscription rights and RSUs to the CEO under the 2023 plans: the Chair informed the Board of Directors of a conflict of interest, concerning the proposed grants of subscription rights and RSUs to the CEO under the 2023 plans. The Board considered that said compensation was a justified reward for the results achieved by the CEO in 2022, in line with the contractual arrangement with the CEO executed in 2022 and with the Company’s Remuneration Policy. Furthermore, the Board deemed the proposed grants to be an important tool in the retention of Stoffels IMC BV as CEO of the Company and considered that these grants have no material impact on the financial position of the Company. The Board shared the opinion of the Remuneration Committee that the proposed compensation is justified and reasonable. The Chair did not take part in the deliberation and the vote concerning this decision.
●	In a meeting of the Board of Directors held on May 5, 2023, the following was reported in accordance with article 7:96 of the Belgian Companies Code in connection with the proposed issuance of the 2023 subscription right plans: The CEO and also Chair of the Board of Directors, Stoffels IMC BV, reported prior to this meeting that he had a conflict of interest within the meaning of article 7:96 of the Belgian Companies Code in connection with the issuance of the number of subscription rights under the Subscription Right Plan 2023 BE, Subscription Right Plan 2023 RMV, and Subscription Right Plan 2023 ROW, for the benefit of employees of the Company and its subsidiaries, with cancellation of the preferential subscription right of the existing shareholders in the framework of the issuance of these subscription rights and the related possible future capital increase, as the CEO will be a beneficiary under Subscription Right Plan 2023 BE. The Board of Directors, upon the recommendation of the Remuneration Committee, is of the opinion that the proposed agenda items and the proposed grant of subscription rights to the CEO are consistent with the Company’s Remuneration Policy and are justified and reasonable. The nature of the proposed decision and the financial impact on the Company are described in more detail in the above-mentioned special report of the Board of Directors. In accordance with the procedure provided for in article 7:96 of the Belgian Companies Code, the CEO and also Chair of the Board of Directors, Stoffels IMC BV, does not attend this meeting and will not take part in the deliberation and the vote.
●	In a meeting of the Board of Directors held on 30 October 2023, the following was reported in accordance with article 7:96 of the Belgian Companies Code in connection with the proposed amendment to the Galapagos-Gilead filgotinib agreement: The Chair reported that, prior to this meeting, Daniel O’Day and Dr. Linda Higgins had informed him that, since they are representatives of Gilead, they might have a conflict of interest in relation to the resolutions to be passed by the Board of Directors in relation to this agenda topic. Accordingly, Daniel and Linda had recused themselves for this part of the meeting, and did not take part in the deliberation and resolutions in relation to this agenda topic.

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

Dividend distribution policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend for the foreseeable future to retain all available funds and any future earnings for use in the operation and expansion of our business. Additionally, under the Option, License and Collaboration Agreement, dated as of July 14, 2019, by and between the Company and Gilead Sciences, Inc. (the “OLCA”), we are generally prohibited from using any Upfront Consideration (as defined in the OLCA), plus all net proceeds paid to us by Gilead pursuant to the 2019 share subscription agreement, to pay dividends on our ordinary shares. In general, distributions of dividends proposed by our Board of Directors require the approval of our shareholders at a shareholders’ meeting with a simple majority vote, although our Board of Directors may declare interim dividends without shareholder approval, subject to the terms and conditions of the Belgian Companies Code.

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

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax, without taking into account the reduced U.S.- Belgium Tax Treaty rate. Qualifying Holders may then make a claim for reimbursement for amounts withheld in excess of the rate defined by the U.S.- Belgium Tax Treaty. The reimbursement form (Form 276 Div-Aut.) can be obtained as follows:

●	by letter from KMO Centrum Specifieke Materies - Team 6 - Kruidtuinlaan 50, mailbox 3429, B-1000 Brussels, Belgium;
●	by telephone at +32 (0)2 572 57 57 + call code 17486;
●	via e-mail at foreigners.team6@minfin.fed.be; or at
●	https://finance.belgium.be/en/private-individuals/international/reimbursement-withholding-tax-movable-property.

The reimbursement form is to be sent to KMO Centrum Specifieke Materies - Team 6 - Kruidtuinlaan 50, mailbox 3429, B-1000 Brussels, Belgium as soon as possible and in each case within a term of five years starting from the first of January of the year the withholding tax was paid to the Belgian Treasury.

Qualifying Holders may also, subject to certain conditions, obtain the reduced U.S.-Belgium Tax Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut., accompanied by a duly stamped and signed form 6166 to us no later than ten days after the date on which the dividend has been paid or attributed (whichever comes first).

Additionally, pursuant to Belgian domestic tax law, dividends paid or attributed to non-resident individuals who do not use our shares represented by ADSs in the exercise of a professional activity may be exempt from non-resident individual income tax up to the amount of 800 EUR (for income year 2023). Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to our shares represented by ADSs, such Belgian non-resident may request in his or her non-resident income tax return that any Belgian withholding tax levied on dividends up to the amount of EUR 800 (for income year 2023) be credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on dividends up to such an amount could in principle be reclaimed by filing a request thereto addressed to the designated tax official. Such a request has to be made at the latest on December 31 of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities which are determined by Royal Decree. For the avoidance of doubt, all dividends paid or attributed to the non-resident individual are taken into account to assess whether the maximum amount of EUR 800 (for income year 2023) is reached (and hence not only the amount of dividends paid or attributed on our shares represented by ADSs).

Additionally, pursuant to Belgian domestic tax law, dividends distributed to corporate Holders beneficially owning the dividends that qualify as a parent company will be exempt from Belgian withholding tax, provided that the shares which are represented by ADSs held by the Holder amount to at least 10% of our share capital upon payment or attribution of the dividends and such minimum participation is held or will be held during an uninterrupted period of at least one year, and provided the general and specific anti-abuse provisions do not apply. A Holder-beneficial owner qualifies as a parent company (i) if it has a legal form similar to the ones listed in the annex to the Parent-Subsidiary Directive as amended from time to time, (ii) if it is considered to be a tax resident according to the laws of the United States of America and the U.S.-Belgium Tax Treaty, and (iii) if it is subject to a tax similar to the Belgian corporate income tax without benefiting from a tax regime that derogates from the ordinary tax regime. Please note that this withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements ("rechtshandeling of geheel van rechtshandelingen"/"acte juridique ou un ensemble d'actes juridiques") for which the Belgian Tax Administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine ("kunstmatig"/"non authentique") and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

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

Dividends paid or attributed to a corporate Holder beneficially owning the dividend income will also be exempt from withholding tax, provided that (i) the Holder is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime, (ii) upon the date of payment or attribution of the dividends, the Holder holds a participation in us with an acquisition value of at least € 2,500,000, but representing less than 10% of our capital, (iii) the dividends relate to shares represented by the ADSs which are or will be held in full ownership for at least one year without interruption, (iv) the Holder has a legal form similar to the ones listed in the annex to the Parent-Subsidiary Directive, as amended from time to time and (v) the general anti-abuse provision is not be applicable. The exemption from withholding tax is only applicable to the extent that the ordinary Belgian withholding tax, which would be due in the absence of said exemption, is, in principle, neither creditable nor reimbursable in the hands of the Holder. The latter condition is arguably contrary to EU law based on a recent judgement of the Court of Justice of the EU dated June 16, 2022 (C-572/20). Shareholders are encouraged to consult their own tax advisor to determine whether they can invoke this argument if need be. In order to benefit from the above exemption of withholding tax, the corporate Holder must provide us or our paying agent with a certificate confirming (i) that it has a legal form as described above, (ii) that it is subject to corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary domestic tax regime, (iii) that it holds a participation of less than 10% in our capital, but with an acquisition value of at least € 2,500,000 upon the date of payment or attribution of the dividend, (iv) that the dividends relate to shares in us represented by the ADSs which it has held or will hold in full legal ownership for an uninterrupted period of at least one year, (v) to which extent it could in principle, in case this exemption would not exist, credit the levied Belgian withholding tax or obtain a reimbursement thereof according to the legal provisions applicable on December 31st of the year preceding the year of the payment or attribution of the dividends, and (vi) its full name, legal form, address and fiscal identification number, if applicable. Furthermore, we or our paying agent may also request confirmation from the Holder that the Holder commits to keep the participation with an acquisition value of at least € 2,500,000 until the completion of the minimum holding period of one year and that the Holder immediately notifies us or our paying agent of the completion of said one year holding period.

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

Please note that the above withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements ("rechtshandeling of geheel van rechtshandelingen"/"acte juridique ou un ensemble d'actes juridiques") for which the Belgian Tax Administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine ("kunstmatig"/"non authentique") and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that it is not put into place for valid commercial reasons which reflect economic reality. There is a rebuttable presumption that dividends are deemed to be connected to an artificial transaction if the shares have not been held by the pension fund in full legal ownership for an uninterrupted period of at least 60 days within 15 days from the date of the attribution or payment of the income.

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

Belgian Tax on Securities Accounts

Parliament adopted on February 11, 2021 a bill submitted by the Belgian federal government introducing an annual tax on securities accounts. This bill was published in the Belgian State Gazette on February 25, 2021 and entered into force on February 26, 2021.

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

Common Reporting Standard

Following recent international developments, the exchange of information is governed by the Common Reporting Standard (“CRS”). On May 16, 2023, the total of jurisdictions that have signed the multilateral competent authority agreement (“MCAA”) amounts to 120. The MCAA is a multilateral framework agreement to automatically exchange financial and personal information, with the subsequent bilateral exchanges coming into effect between those signatories that file the subsequent notifications.

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

As a result of the Law of December 16, 2015, the mandatory automatic exchange of information applies in Belgium (i) as of income year 2016 (first information exchange in 2017) towards the EU Member States (including Austria, irrespective of the fact that the automatic exchange of information by Austria towards other EU Member States is only foreseen as of income year 2017), (ii) as of income year 2014 (first information exchange in 2016) towards the US and (iii), with respect to any other non-EU States that have signed the MCAA, as of income year 2016 (first information exchange in 2017) for a first list of 18 countries, as of income year 2017 (first information exchange in 2018) for a second list of 44 countries, as of income year 2018 (first information exchange in 2019) for a third list of 1 country, as of income year 2019 (first information exchange in 2020) for a fourth list of 6 countries, as of income year 2020 (first information exchange in 2021) for a list of two countries and as of income year 2021 (first information exchange in 2022) for a list of 3 countries.

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

Liquidity risk

Our cash and cash equivalents and current financial investments amounted to respectively €166.8 million and €3,517.7 million on December 31, 2023. Cash used in operating activities amounted to €406.0 million for the year ended December 31, 2023. Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. Based upon our current expected level of operating expenditures and our existing cash and cash equivalents, we believe that we will be able to fund our operating expenses and capital expenditure requirements at least for a period of 12 months. We have no credit lines. Such forecasting is based on realistic assumptions with regards to product sales, royalties, milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

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

We did not account for a provision for expected credit losses relating to our trade and other receivables given that there is no history of material credit losses, nor does forward looking information reveals any potential risk and due to the high quality nature of our customers.

Aging balance of receivables that are due, but are still considered collectable:

	December 31,
	2023	2022	2021

	(Euro, in thousands)
60 - 90 days	€3	€424	€141
90 - 120 days	3	208	92
more than 120 days	€117	€473	€113

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

Effect of interest rate fluctuation

A 100 basis point increase in interest rates at balance sheet date would have increased profit or loss, and equity, by approximately €36.8 million (2022: €40.9 million, 2021: €47.0 million); a 100 basis point decrease in interest rates would have decreased profit or loss, and equity, by approximately €36.8 million (2022: €40.9 million, 2021: €47.0 million).

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

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	December 31,
	2023	2022	2021

Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(78,013)	€(85,140)	€(83,996)
Increase in Euros - GB Pounds	666	960	1,093
Increase in Euros - CH Francs	385	557	233

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

PART II

Item 13    Defaults, dividend arrearages and delinquencies

Not applicable.

Item 14    Material modifications to the rights of security holders and use of proceeds

Not applicable.

Item 15    Controls and procedures

A.	Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2023. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of December 31, 2023, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on internal control over financial reporting

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2023, was effective.

The effectiveness of internal control over financial reporting as of December 31, 2023 has also been audited by BDO Bedrijfsrevisoren BV, our independent registered public accounting firm. Their audit report on our internal control over financial reporting, is included below.

C.	Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Galapagos NV

Mechelen, Belgium

Opinion on Internal Control over Financial Reporting

We have audited Galapagos’ (the “Company’s”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of December 31, 2023, the related consolidated income statement, statement of comprehensive income/loss, changes in equity, and cash flows for the year then ended, and the related notes, and our report dated March 28, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Item 15 , Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ BDO Bedrijfsrevisoren BV Zaventem, Belgium, March 28, 2024
D.	Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B    Code of Conduct

We have established a Code of Conduct to ensure that our members of the Board of Directors and Executive Committee and employees are making ethical and compliant decisions and acting with integrity, ethics and respect for human rights when conducting Galapagos’ business and performing their day-to-day duties. We expect any conflicts of interest to be addressed appropriately, and corruption and fraud prevented. To this end, we give various trainings, including on our Code of Conduct to all our employees and consultants. This year, 94% of our employees completed the Code of Conduct training and we measure against all employees, including those that may be on long term leave or ill. Our Code of Conduct is available on our website at www.glpg.com/governance-information.

At the beginning of 2023, we made some updates to our Code of Conduct to ensure that it continues to reflect who we are as an organization, including an explicit applicability of our Code of Conduct to our suppliers and business partners and more ESG related provisions.

One breach of our Code of Conduct was escalated to the Audit Committee in 2023. Appropriate measures were taken to address this breach.

.

Item 16C    Principal Accountant fees and services

BDO Bedrijfsrevisoren BV (BDO) was appointed as statutory auditor by the Shareholders’ Meeting held on April 25, 2023, for a term of three years expiring immediately after the Annual Shareholders’ meeting to be held in 2026 which will have decided upon the annual accounts for the financial year to be ended on December 31, 2025.

Deloitte Bedrijfsrevisoren BV (Deloitte) ceased to be our statutory auditor as of the date of the Annual Shareholders’ Meeting held on April 25, 2023.

Our principal accountants billed the following fees to us for professional services rendered in 2023 (BDO) and 2022 (Deloitte):

	Year ended December 31,
	2023	2022

	(Euro, in thousands)
Audit Fees	€1,124.0	€1,127.1
Audit-Related Fees	20.2	26.9
Tax fees	68.0	—
All Other Fees	6.6	429.5
Total	€1,218.8	€1,583.5

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

“Tax Fees” are the aggregate fees billed for tax assistance relating to personal payroll taxes related to prior year filings.

“All Other Fees” are any additional amounts billed for products and services provided by the principal accountant. For the year ended December 31, 2023, they relate to non-audit fees, in particular related to assurance services in relation to ESG reporting. For the year ended December 31, 2022, they relate to non-audit fees, in particular related to advisory services in relation to IT and quality management.

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

The Audit Committee has considered the non-audit services provided by BDO Bedrijfsrevisoren BV in 2023 and Deloitte Bedrijfsrevisoren BV in 2022 as described above and believes that they are compatible with their independence as our external auditors in those years. In accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i), no fees for professional services were approved pursuant to any waivers of the pre-approval requirement.

Item 16D    Exemptions from the listing standards for Audit Committees

Not applicable.

Item 16E    Purchases of equity securities by the issuer and affiliated purchasers

Not applicable.

Item 16F    Change in registrant’s certifying accountant

Under the EU Audit Regulation 537/2014 we are required to rotate our external audit firm, which required us to change our external auditor for the financial year ended December 31, 2023. In accordance with Belgian law, the independent auditor of our statutory financial statements is appointed by the shareholders on the proposal of the Board of Directors.

Accordingly, the Board of Directors, upon recommendation of the Audit Committee, proposed that the 2023 Annual Shareholders’ Meeting of the Company appoint BDO Bedrijfsrevisoren BV (BDO), a limited liability company, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, Belgium, permanently represented by Ellen Lombaerts, as independent auditor of the Company for the fiscal years 2023, 2024 and 2025. At the Annual Shareholders’ Meeting held on April 25, 2023, our shareholders appointed BDO Bedrijfsrevisoren BV, as proposed by the Board of Directors. Following the appointment of BDO as described above, from the date of the 2023 Annual Shareholders’ Meeting, Deloitte Bedrijfsrevisoren BV (Deloitte) ceased to be the independent auditor of the Company.

The reports of Deloitte on our financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of our financial statements for the two fiscal years ended December 31, 2021 and December 31, 2022, and in the subsequent interim period through the date of this Annual Report, (i) there were no disagreements with Deloitte on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Deloitte would have caused Deloitte to make reference to the matter in their report; and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

We have requested Deloitte to furnish a letter addressed to the SEC stating whether it agrees with the foregoing disclosure and, if not, stating the respects in which it does not agree. A copy of that letter dated March 28, 2024 is filed as Exhibit 15.2 to this Form 20-F.

During the two fiscal years ended December 31, 2021 and 2022, and in the subsequent interim period through the date of the appointment of BDO on April 25, 2023, neither the Company nor anyone on its behalf consulted with BDO with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided by BDO to the Company that BDO concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a reportable event (as described in 16F(a)(1)(v) of Form 20-F).

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

For further information on our governance structure, see the section of this annual report titled “Item 6.A – Directors and Senior Management”

On April 26, 2022, as a consequence of the introduction of a one-tier governance structure at the Company through the amendment of our Articles of Association, Galapagos’ Board of Directors approved an updated Corporate Governance Charter. On March 21, 2023, our Board of Directors approved an amendment to the Corporate Governance Charter. The amended Corporate Governance Charter refers to the establishment of the Management Committee supporting the Executive Committee, allows the same person to be Lead Non-Executive Director and Chairman of the Audit Committee, provides that the Lead Non-Executive Director is member or Chairman of the Nomination Committee, and clarifies that the Lead Non-Executive Director supports the Chairman in ensuring the prevention and managing of conflicts of interest involving potentially a director. On September 19, 2023, the Board of Directors approved another amendment that refers to the establishment of the Science and Development Committee as a specialized Board Committee to provide advice on certain matters to the Board of Directors, and that provides that non-executive Directors may only be natural persons. On December 11, 2023, the Board of Directors approved a further amendment to describe the responsibilities of the Audit Committee and management for overseeing and managing cybersecurity risks. Galapagos’ Corporate Governance Charter is available on our website: www.glpg.com (this website does not form part of this annual report). The Corporate Governance Charter applies in addition to the applicable laws and regulations, Galapagos’ Articles of Association and the corporate governance provisions included in the Belgian Companies Code and the 2020 Code. The Corporate Governance Charter describes the main aspects of corporate governance at Galapagos, including its governance structure, the terms and functioning of the Board of Directors (including its Board Committees), the Executive Committee and the rules of conduct.

The 2020 Code is based on a “comply or explain” principle: Belgian listed companies are expected to follow the 2020 Code, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations.

For the reporting year beginning on January 1, 2023, our Board of Directors strove to comply with the rules and recommendations of the 2020 Code as much as possible. At the same time, our Board of Directors believes that certain deviations from its provisions were justified in view of our particular situation. Provision 4.19 of the 2020 Code recommends that the Board of Directors should set up a Nomination Committee with the majority of its members comprising independent non-executive directors. In deviation from this provision, the Nomination Committee consisted between January 1, 2023 and March 20, 2023 of one executive Director, one independent non-executive Director and one non-executive Director. The latter (Dr. Rajesh Parekh) no longer qualifies as independent pursuant to article 7:87 of the Belgian Companies Code and provision 3.5 of the 2020 Code given his long tenure at Galapagos. In 2022, the Board felt it was appropriate to appoint him as a member and Chair of the Nomination Committee in view of his experience as former Chairman of the Board, and to ensure a smooth transition to the new Chair, after the implementation of the one-tier governance model. Effective as of March, 21 2023, Dr. Elisabeth Svanberg was appointed as member and Chair of the Nomination Committee, replacing Dr. Rajesh Parekh.

Differences between our corporate governance practices and the listing rules of the Nasdaq stock market

The following is a summary of the significant ways in which our corporate governance practices differ from those required by the Nasdaq Listing Rules with which we are not required to comply:

●	Quorum At Shareholders’ Meetings. Nasdaq Stock Market Listing Rule 5620(c) requires that for any shareholders’ meeting, the quorum must be no less than 33% (1/3) of the outstanding ordinary shares. There is no quorum requirement generally applicable to our Shareholders’ Meetings pursuant to the Belgian Companies Code and/or our Articles of Association, except as provided for by Belgian law in relation to decisions regarding certain matters, e.g. amendment of the Articles of Association.
●	Committees. We have opted out of (a) Nasdaq Stock Market Listing Rule 5605(d)(2) which requires that compensation of officers must be determined by, or recommended to, the Board of Directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and (b) Nasdaq Stock Market Listing Rule 5605(e) which requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent Directors. Under Belgian law, we are not subject to such composition requirements. Pursuant to Article 7:100 of the Belgian Companies Code and the rules and recommendations of the 2020 Code, we are required to set up a Remuneration Committee within our Board of Directors, consisting of a majority of independent members of our Board of Directors. In addition, the 2020 Code provides that the Board of Directors should set up a Nomination Committee, which can be combined with the Remuneration Committee. Until May 2, 2022, there was a combined Nomination and Remuneration Committee. As from May 2, 2022, our Board of Directors has set up a separate Nomination Committee and Remuneration Committee. Although we have chosen not to comply with Nasdaq Listing Rule 5605(d) regarding the indepence of our Remuneration Committee, all Remuneration Committee members meet the heightened independence requirements under these rules.
●	Executive Session. Nasdaq Stock Market Listing Rule 5605(b)(2) requires that independent directors must have regularly scheduled meetings at which only independent directors are present. There is no corresponding requirement under Belgian law. We do not intend to require the independent Board members to meet separately from the full Board on a regular basis, although the Board of Directors is supportive of its independent members voluntarily arranging to meet separately from the other Board members when and if they wish to do so, and although our Corporate Governance Charter states that as long as the CEO serves as the Chair, the Lead Non-Executive Director shall chair sessions of the non-executive Directors to be held at least one time per year without the presence of the Chair.
●	Committee Charters. Nasdaq Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each Board Committee must have a formal written charter. Pursuant to the 2020 Code, our Board of Directors has drawn up a Corporate Governance Charter including, amongst others, the internal rules with respect to the composition, role and functionning of our Board Committees.
●	Shareholder Approval for Certain Issuances of Securities. Nasdaq Stock Market Listing Rule 5635 requires that a company obtains shareholder approval prior to making certain issuances of securities. Pursuant

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

Item 16H    Mine safety disclosure

Not applicable.

Item 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J Insider Trading Policies

Not applicable.

Item 16K    Cybersecurity

Cybersecurity Risk Management and Strategy

Galapagos has made significant efforts and investments to increase our cybersecurity posture. We currently maintain an information security risk management framework designed to protect the Company from risks from cybersecurity threats. This framework is informed by a security controls matrix that incorporates elements of an industry-standard cybersecurity framework. Our risk management framework operationalizes risk management principles designed to identify and assess upcoming risks, and assign the risks to risk owners with appropriate mitigation steps. We also conduct internal and external penetration testing and vulnerability assessments, and engage third-party cybersecurity experts to conduct periodic cybersecurity risk assessments.

We are in the process of implementing a new enterprise risk management framework, tailored to the size and structure of the Company, to help us identify risks that should be reported/escalated to senior management. This new framework includes a risk forum that discusses changes in the risk environment, including key cybersecurity risks identified and managed by the IT Security function. The Head of IT Security is a standing member of the forum.

We also maintain written information security policies and procedures designed to ensure confidentiality, integrity and availability of the Galapagos data and IT systems. Our incident response plans and playbooks address clearly identified control objectives, which are based on industry standards, and have been operationalized in policies, procedures and work instructions. We have also engaged an external security partner to support us on a broad set of cybersecurity activities the daily management of our security operations and on-demand services.

Cybersecurity threats associated with the use of third-party vendors are managed and overseen through specific policies and procedures. Each vendor is evaluated on their cybersecurity risk, and remediation programs for identified risks are set up and periodically reviewed based on the initial assessment.

Governance Related to Cybersecurity Risks

The Chief Information Security Officer (“CISO”) is responsible for our information security risk management process, and reports periodically on the Galapagos information security risk environment to various Company stakeholders (internal control, data privacy, quality and compliance teams). Currently, the CISO position is held by an individual with over 20 years of work experience in life sciences IT management positions, and who previously had responsibility over information security and risk management.

We have also established a cross-functional Cybersecurity Disclosure team (“CSD team”) and Cybersecurity Disclosure board (“CSD board”) to oversee and manage the prioritization of risks from cybersecurity threats. The CSD team is comprised of the CISO and members of Galapagos’ legal and internal control teams. The CSD team members have experience in cybersecurity, legal and financial reporting. The CSD board is comprised of the CISO, the Senior Director, Head of Internal Control & Finance Operations, the General Counsel, and the Chief Financial Officer and Chief Operating Officer. The CSD board members have experience in the areas of cybersecurity, legal, internal control and finance.

The Company’s Board of Directors is responsible for the oversight of our risk management activities, and has delegated to the Audit Committee the responsibility to assist our Board in this task. While our Board of Directors oversees our risk management, our Executive Committee is responsible for day-to-day risk management processes.

Specifically, Galapagos’ Audit Committee is responsible for evaluating Galapagos’ system of internal control and risk management, including the cybersecurity risk management program and related controls. The CISO and the Head of IT review risks from cybersecurity threats and incidents with the Audit Committee during an annual review, and report incidents that require escalation per set procedures. The Audit Committee is responsible for the final approval of any disclosure of a material cybersecurity incident.

The Executive Committee is responsible for setting up and maintaining policies related to the risk profile of the Company and its systems to identify, assess, manage and monitor cybersecurity risks.

PART III

Item 17    Financial statements

Not applicable.

Item 18    Financial statements

See pages F-1 through F-69 of this annual report.

Item 19    Exhibits

The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

Index to the Consolidated Financial Statements

FINANCIAL SECTION

Audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Galapagos NV

Mechelen, Belgium

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Galapagos NV (the “Company”) as of December 31, 2023, the related consolidated income statement, statement of comprehensive income/loss, changes in equity, and cash flows  for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity the International Financial Reporting Standards as issued by the International Accounting Standards Boards.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”)  and our report dated March 28, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Determination of the percentage of completion used for revenue recognition related to the filgotinib performance obligation under the license and collaboration agreement with Gilead, reported within the results from discontinued operations

As described in notes 2, 4, 5 and 26 to the consolidated financial statements, the Company recognized collaboration revenues of 429,4 million EUR in 2023 from upfront payments and milestone payments related to the filgotinib performance obligation under the license and collaboration agreement with Gilead (the “agreement”). The Company recognized revenue using the cost-to-cost input method, which management believes best depicts the transfer of control to the customer. The extent of progress towards completion is measured based on the ratio of actual costs incurred to date, to the total estimated costs expected upon satisfying the filgotinib performance obligation.

Significant management judgment is required in determining the total estimated costs still to be incurred and the period over which the Company is expected to complete its performance obligation, impacting the revenue recognition. This significant estimate is the principal consideration for our conclusion that procedures relating to the determination of the estimated costs to complete the performance obligation, impacting the revenue recognition for the filgotinib performance obligation, is a critical audit matter. This increased level of judgment by management led to a high degree of auditor judgment, complexity, and effort in performing procedures and in evaluating audit evidence related to management’s assumptions of the estimation of total costs to complete.

The primary procedures we performed to address this critical audit matter included:

●	Testing the design and operating effectiveness of controls over management’s assessment on determining the estimate of total costs to complete the performance obligation, which included evaluating the reasonableness of significant assumptions related to the estimate.
●	Testing the accuracy and completeness of actual costs incurred to date based on a sample.
●	Evaluating management’s ability to reasonably estimate the costs to complete the performance obligation, including:
o	Evaluating the appropriateness of changes made during the period to management’s estimates of total costs to complete.
o	Performing a comparison of management’s prior period cost estimates to actual costs incurred and approved.
o	Evaluating the period over which management is expecting the Company to complete its performance obligation.
o	Comparing certain costs to third-party supporting evidence.
o	Considering the impact of any subsequent events on management’s assumptions.

Presentation of discontinued operations and assets and liabilities held for sale related to the transfer of the Jyseleca® business to Alfasigma

As described in note 2 and 5 to the consolidated financial statements, the Company announced on October 30, 2023, the signing of a letter of intent contemplating the transfer of the Jyseleca® business to Alfasigma. On December 30, 2023 the Share and Asset Purchase Agreement (‘SAPA’) was signed with the final closing of the transaction being subject to closing conditions. On January 31, 2024 these conditions, including the signing of the Transition agreement, were fulfilled and the transaction was closed.

Significant management judgement was used in the determination and classification of the expenses incurred directly in relation to the Jyseleca® business as discontinued operations, which involved certain judgments in allocating expenses and in the identification of the assets and liabilities that form part of the disposal group relating to the transfer of the Jyseleca® business, considering the transition period and conditions agreed with Alfasigma. This significant judgment is the principal consideration for our conclusion that procedures relating to auditing management’s judgements applied to the determination and classification of the expenses and in the identification of the assets and liabilities is a critical audit matter. Significant audit effort was involved in performing these procedures.

The primary procedures we performed to address this critical audit matter included:

●	Testing the design and operating effectiveness of controls over management’s accounting treatment for discontinued operations, including those over the determination of the assets and liabilities allocated to the disposal group.
●	Evaluating management’s judgements over the identification of all assets and liabilities belonging to the disposal group by reading relevant agreements and assessing the Company’s ongoing involvement during the transition period agreed with Alfasigma.
●	Assessing the reasonableness of the judgements applied by management in allocating expenses to the discontinued operations by inspecting supporting documentation, and inquiring management regarding specific assumptions made.

/s/ BDO Bedrijfsrevisoren BV We have served as the Company's auditor since 2023. Zaventem, Belgium March 28, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Galapagos NV

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Galapagos NV and subsidiaries (the "Company") as of December 31, 2022, the related consolidated statements of operations, comprehensive income/loss(-), changes in equity and cash flows, for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the 2022 and 2021 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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

/s/ Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises BV/SRL

Zaventem, Belgium

March 23, 2023 (March 28, 2024 as to the effects of the discontinued operations described in Note 5)

We began serving as the Company’s auditor in 2000. In 2023 we became the predecessor auditor.

Consolidated Statements of Financial Position

	December 31,
	2023	2022	Notes

	(Euro, in thousands)
Assets
Goodwill	€69,557	€69,813	13
Intangible assets other than goodwill	127,906	146,354	14
Property, plant and equipment	126,321	154,252	15
Deferred tax assets	1,126	1,363	23
Non-current R&D incentives receivables	141,252	119,941	17
Other non-current assets	29,645	5,778	16
Non-current assets	495,807	497,501

Inventories	73,978	52,925	18
Trade and other receivables	28,449	40,429	19
Current R&D incentives receivables	37,436	26,126	17
Current financial investments	3,517,698	3,585,945	20
Cash and cash equivalents	166,803	508,117	21
Other current assets	15,140	23,307	19
Current assets from continuing operations	3,839,504	4,236,850

Assets in disposal group classified as held for sale	22,085	—	5

Total current assets	3,861,589	4,236,850

Total assets	€4,357,396	€4,734,351

Equity and liabilities

Share capital	€293,937	€293,604	22
Share premium account	2,736,994	2,735,557	22
Other reserves	(5,890)	(4,853)
Translation differences	(1,201)	(1,593)
Accumulated losses	(228,274)	(496,689)
Total equity	2,795,566	2,526,026

Retirement benefit liabilities	2,293	5,540
Deferred tax liabilities	23,607	20,148	23
Non-current lease liabilities	4,944	14,692	24
Other non-current liabilities	31,570	21,808	25
Non-current deferred income	1,071,193	1,623,599	26
Non-current liabilities	1,133,607	1,685,787

Current lease liabilities	4,652	7,209	24
Trade and other liabilities	135,201	148,675	25
Current tax payable	56	1,022
Current deferred income	256,270	365,631	26
Current liabilities from continuing operations	396,179	522,538

Liabilities directly associated with assets in disposal group classified as held for sale	32,044	—	5
Total current liabilities	428,223	522,538

Total liabilities	1,561,830	2,208,325
Total equity and liabilities	€4,357,396	€4,734,351

The accompanying notes form an integral part of these financial statements.

Consolidated Income Statements

	Year ended December 31,
	2023	2022 (*)	2021 (*)	Notes

	(Euro, in thousands, except per share data)
Collaboration revenues	239,724	241,249	234,384	7
Total net revenues	239,724	241,249	234,384

Research and development expenses	(241,294)	(269,797)	(320,503)	8
Sales and marketing expenses	(5,676)	(3,480)	(3,776)	8
General and administrative expenses	(128,289)	(135,155)	(127,744)	8
Other operating income	47,272	36,127	46,071	8

Operating loss	(88,263)	(131,056)	(171,568)

Fair value adjustments and net exchange differences	16,252	51,498	61,462	10
Other financial income	80,249	18,563	3,057	10
Other financial expenses	(2,613)	(9,854)	(12,353)	10

Profit/loss (-) before tax	5,625	(70,849)	(119,402)

Income taxes	(9,613)	(572)	(1,389)	11

Net loss from continuing operations	(3,988)	(71,421)	(120,791)

Net profit/loss (-) from discontinued operations, net of tax	215,685	(146,570)	17,560	5

Net profit/loss (-)	€211,697	€(217,991)	€(103,231)
Net profit/loss (-) attributable to:
Owners of the parent	211,697	(217,991)	(103,231)
Basic and diluted earnings/loss (-) per share	€3.21	€(3.32)	€(1.58)	12
Basic and diluted loss (-) per share from continuing operations	€(0.06)	€(1.09)	€(1.84)

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

The accompanying notes form an integral part of these financial statements.

Consolidated Statements of Comprehensive Income/Loss (-)

	Year ended December 31,
	2023	2022 (*)	2021 (*)

	(Euro, in thousands)

Net profit/loss (-)	€211,697	€(217,991)	€(103,231)
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation	(1,037)	5,324	730
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	392	129	736

Realization of translation differences upon sale/liquidation of foreign operations	—	—	731
Other comprehensive income/loss (-), net of income tax	(645)	5,453	2,197

Total comprehensive income/loss (-) attributable to:
Owners of the parent	211,052	(212,538)	(101,034)

Total comprehensive income/loss (-) attributable to owners of the parent arises from:
Continuing operations	(4,564)	(65,953)	(118,594)
Discontinued operations	215,616	(146,586)	17,560
Total comprehensive income/loss (-), net of income tax	€211,052	€(212,538)	€(101,034)

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

The accompanying notes form an integral part of these financial statements.

Consolidated Statements of Changes in Equity

	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total

	(Euro, in thousands)
On December 31, 2020	€291,312	€2,727,840	€(3,189)	€(10,907)	€(334,701)	€2,670,355
Net loss					(103,231)	(103,231)
Other comprehensive income			1,467	730		2,197
Total comprehensive income/loss (-)			1,467	730	(103,231)	(101,034)
Share-based compensation					70,726	70,726
Exercise of subscription rights	763	2,551				3,314
On December 31, 2021	€292,075	€2,730,391	€(1,722)	€(10,177)	€(367,205)	€2,643,362
Net loss					(217,991)	(217,991)
Other comprehensive income			129	5,324		5,453
Total comprehensive income/loss (-)			129	5,324	(217,991)	(212,538)
Share-based compensation					88,506	88,506
Exercise of subscription rights	1,530	5,166				6,695
On December 31, 2022	€293,604	€2,735,557	€(1,593)	€(4,853)	€(496,689)	€2,526,026
Net profit					211,697	211,697
Other comprehensive income/loss (-)			392	(1,037)		(645)
Total comprehensive income/loss (-)			392	(1,037)	211,697	211,052
Share-based compensation					56,718	56,718
Exercise of subscription rights	333	1,437				1,770
On December 31, 2023	€293,937	€2,736,994	€(1,201)	€(5,890)	€(228,274)	€2,795,566

The accompanying notes form an integral part of these financial statements.

Consolidated Statements of Cash Flows

	2023	2022	2021	Notes

	(Euro, in thousands)

Net profit/loss (-)	€211,697	€(217,991)	€(103,231)

Adjustment for non-cash transactions	99,291	117,296	57,718	29
Adjustment for items to disclose separately under operating cash flow	(65,763)	(4,533)	11,227	29
Adjustment for items to disclose under investing and financing cash flows	(16,688)	(3,789)	(28,847)	29
Change in working capital other than deferred income	(31,373)	32,313	23,337	29
Cash used for other liabilities related to the acquisition of subsidiaries	—	(28,164)	—	27
Decrease in deferred income	(661,062)	(383,618)	(453,720)	26

Cash used in operations	(463,898)	(488,487)	(493,516)

Interest paid	(3,809)	(12,463)	(12,540)
Interest received	69,907	4,839	2,913
Corporate taxes paid	(8,170)	(4,433)	(684)

Net cash flows used in operating activities	(405,970)	(500,544)	(503,827)

Purchase of property, plant and equipment	(18,706)	(27,389)	(54,205)	15
Purchase of and expenditure in intangible fixed assets	(567)	(9,558)	(3,674)	14
Proceeds from disposal of property, plant and equipment	2,426	739	—	15
Purchase of current financial investments	(3,390,178)	(2,728,634)	(1,561,015)	20
Investment income received related to current financial investments	14,765	2,996	12	20
Sale of current financial investments	3,484,411	1,641,602	2,127,380	20
Disposals of subsidiaries, net of cash disposed	—	—	28,696	5
Cash out from acquisition of subsidiaries, net of cash acquired	(7,000)	(115,270)	—	27
Cash advances and loans to third parties	—	(10,000)	—	27
Acquisition of financial assets held at fair value through profit or loss	(13,965)	—	—	16
Proceeds from sale of financial assets held at fair value through profit or loss	—	—	4,045

Net cash flows generated from/used in (-) investing activities	71,186	(1,245,514)	541,238

Payment of lease liabilities	(6,771)	(8,182)	(7,190)	24
Proceeds from capital and share premium increases from exercise of subscription rights	1,770	6,695	3,314	22

Net cash flows used in financing activities	(5,001)	(1,487)	(3,876)

Increase/decrease (-) in cash and cash equivalents	€(339,785)	€(1,747,545)	€33,535

Cash and cash equivalents at beginning of year	€508,117	€2,233,368	€2,143,071	21

Increase/decrease (-) in cash and cash equivalents	(339,785)	(1,747,545)	33,535

Effect of exchange rate differences on cash and cash equivalents	(1,522)	22,293	56,763

Cash and cash equivalents at end of year	€166,810	€508,117	€2,233,368	21

The accompanying notes form an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. General information

Galapagos NV is a limited liability company incorporated in Belgium and has its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. In the notes to the consolidated financial statements, references to “we,” “us,” “the group” or “Galapagos” include Galapagos NV together with its subsidiaries. We refer to note 33 for a list of consolidated companies.

We are a global biotechnology company with operations in Europe and the US dedicated to developing medicines focusing on oncology and immunology.

The components of the result presented in the financial statements include the results of the companies mentioned in note 33 Consolidated companies as of December 31, 2023.

Our operations had 1,123 employees on December 31, 2023 (as compared to 1,338 employees on December 31, 2022) mainly working in our operating facilities in Mechelen (the Belgian headquarters), the Netherlands, France, Switzerland, Germany, Italy, Spain and the United Kingdom.

Effective as from July 1, 2023 we transferred our drug discovery and research activities in Romainville, France, and 121 employees exclusively dedicated to the operation of these activities to NovAliX, who assumes all ongoing research and discovery activities in Romainville.

On January 31, 2024 we announced that we successfully completed the transfer of the Jyseleca® business to Alfasigma, including the European and UK Marketing Authorizations, the commercial, medical and development activities for Jyseleca® and approximately 400 positions in 14 European countries. The transfer of our Jyseleca® business has been determined to meet the criteria to be classified as held for sale and discontinued operations in our financial statements for the year ended December 31, 2023. We also presented all income statement items fully related to the Jyseleca® business to be transferred on a separate line “Net profit/loss (-) from discontinued operations, net of tax” in our consolidated income statement. The consolidated income statement for all comparative periods reported in these consolidated financial statements were restated as well to show the discontinued operations on a separate line.

Our continuing operations had 646 employees as at December 31, 2023 (as compared to 724 employees as at December 31, 2022) mainly working in our operating facilities in Mechelen (the Belgian headquarters), the Netherlands, France, Switzerland, and the United States.

We refer to note 33 for a list of companies included in the discontinued operations and to note 5 for more details on the discontinued operations.

2. Summary of significant transactions

TRANSFER OF JYSELECA® BUSINESS TO ALFASIGMA

On October 30, 2023, we signed a letter of intent contemplating a transfer of the Jyseleca® business to Alfasigma. The final share and asset purchase agreement was signed on December 30, 2023 and the transaction was closed on January 31, 2024. The transfer includes the European and UK Marketing Authorizations, and the commercial, medical affairs and development activities for Jyseleca®. In connection with the completion of the transaction, approximately 400 of our positions in 14 European countries transferred to Alfasigma to support business continuity and ongoing patient access for the Jyseleca® business. We received a €50 million upfront payment in connection with the transfer, at closing of the transaction in 2024, and are entitled to receive potential milestone payments totaling €120 million and mid-single to mid-double-digit royalties on European sales. We will contribute up to €40 million by June 2025 to Alfasigma for Jyseleca® related development activities. In addition, we plan to streamline our remaining operations and further build efficiencies, with an envisaged reduction of approximately 100 positions across the organization.

Effective January 31, 2024, following the closing of the transaction between us and Alfasigma for the transfer the Jyseleca® business, we assigned our rights and obligations under the Gilead filgotinib collaboration to Alfasigma, except for our right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and us entered into in October 2023.

On January 31, 2024, we also signed a transition agreement with Alfasigma enacting the responsibilities and services that will be provided by the parties during a transition period for the transfer of the business. The gradual transfer of our remaining inventories to Alfasigma is also governed by this agreement.

We refer to note 5 for more details on the discontinued operations.

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

We identified the following three performance obligations as part of this collaboration: (i) the transfer of an extended license on ziritaxestat GLPG1690 (this performance obligation was satisfied completely in 2019), (ii) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 on the global development activities of filgotinib, as a result of the revised license and collaboration agreement.

In the years thereafter (2020-2023), the collaboration agreement relating to filgotinib was restated several times (see further in this chapter).

We however retain the following performance obligations, (i) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (ii) an increased cost share from 20/80 to 50/50 to 100/0 (for certain agreed activities (Group A activities, as defined below) until the end of the third quarter of 2023, and to 100/0 since then of the costs on the global development activities of filgotinib going forward.

This second performance obligation was transferred to Alfasigma on 31 January 2024, when we closed the transaction for the transfer of the Jyseleca business to Alfasigma and the (amended and restated) collaboration agreement relating to filgotinib was assigned to Alfasigma as a consequence thereof.

Terms of the collaboration relating to our drug discovery platform

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

Revised filgotinib collaboration

Since the revised agreement of December 2020, we assumed all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. Since January 1, 2021, we bear the full future development costs for certain studies (defined as “Group A activities”), in lieu of the equal cost split contemplated by the previous agreement. The 50/50 global development cost sharing arrangement continued for certain other studies. All commercial economics on filgotinib in Europe were transferred to us as of January 1, 2022, subject to payment of tiered royalties of 8% to 15% of net sales in Europe to Gilead, starting in 2024. In connection with all the amendments to the existing arrangement for the commercialization and development of filgotinib, Gilead paid us €172.6 million in total in previous years.

Since the amendment of December 2020, we are also no longer eligible to receive any future milestone payments relating to filgotinib in Europe. Other terms of the original license agreement remained in effect.

On October 30, 2023, we and Gilead agreed to amend the Filgotinib Agreement by terminating the existing 50/50 global development cost sharing arrangement with us bearing the costs going forward, and to terminate our obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments.

Effective January 31, 2024, following the closing of the transaction between Galapagos and Alfasigma for the transfer of the Jyseleca® business, Galapagos assigned its rights and obligations under the filgotinib collaboration to Alfasigma, except for Galapagos’ right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and Galapagos entered into in October 2023.

Gilead remains responsible for commercial activities outside of Europe.

Terms of the equity investment

As part of the research and development collaboration of 2019 Gilead also entered into a share subscription agreement with us. Gilead’s equity investment consisted of a subscription for new Galapagos shares. This equity subscription took place at closing of the transaction, on August 23, 2019 and increased Gilead’s stake in Galapagos from approximately 12.3% to 22.04% of the then issued and outstanding shares in Galapagos.

In addition, the extraordinary general meeting of shareholders of October 22, 2019 approved the issuance of Warrant A and initial Warrant B allowing Gilead to further increase its ownership of Galapagos to up to 29.9% of the company’s issued and outstanding shares. On 6 November 2019, Gilead exercised warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares. The initial Warrant B has a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) €140.59. Subsequent Warrant B is still subject to approval by an extraordinary general meeting of shareholders. This Extraordinary General Meeting of Shareholders shall take place between 57 and 59 months after the closing of the subscription agreement (August 23, 2019) and this warrant will have substantially similar terms, including as to exercise price, to the initial Warrant B. On 31 December 2023 the value of the subsequent Warrant B decreased to €0.05 million, driven by the decrease of our share price, and of the implied volatility in 2023.

The agreement also includes a 10-year standstill restricting Gilead’s ability to propose a business combination with or acquisition of Galapagos or increase its stake in Galapagos beyond 29.9% of the company’s issued and outstanding shares, subject to limited exceptions.

Gilead’s ownership amounted to 25.35% at December 31, 2023.

Since October 22, 2019, Gilead has two representatives on the Board of Directors of Galapagos (Daniel O’Day and Linda Higgins).

Evolution of the total transaction price

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

The €4.0 billion “upfront consideration” per December 31, 2021 originates from our initial filgotinib agreement with Gilead of 2015 (€275.6 million), €3.6 billion from the initial allocation of the total upfront consideration received through the 2019 collaboration (see beginning of this section) and €172.6 million resulting from amendments to our filgotinib collaboration in 2020 (€160.0 million) and €12.6 million in 2021 (amendment relating to the Diversity study). We refer to our previous years financial statements for more detailed information.

The below table summarizes the changes in the transaction price during 2022 and 2023 of our collaboration with Gilead:

	December 31, 2021	Other movements in 2022	December 31, 2022	Other movements in 2023	December 31, 2023

	(Euro, in thousands)
Allocation of transaction price
Upfront consideration	€4,018,016		€4,018,016		€4,018,016
Milestones achieved	194,363	€18,238	212,601		212,601
Royalties	19,984	10,726	30,710	€9,466	40,176
Impact initial valuation of share subscription	124,604		124,604		124,604
	4,356,967	28,964	4,385,931	9,466	4,395,397
Less:
Warrants issuance liabilities
Warrant A	(43,311)		(43,311)		(43,311)
Initial warrant B	(2,545)		(2,545)		(2,545)
Subsequent warrant B	(2,442)	1,714	(728)	674	(54)
	4,308,669	30,678	4,339,347	10,140	4,349,487
Allocation to performance obligations
Ziritaxestat	666,967		666,967		666,967
Filgotinib (1)	1,343,214	28,964	1,372,178	9,466	1,381,644
Drug discovery platform (10 years)	€2,298,489	€1,714	€2,300,203	€674	€2,300,876

(1) With regard to the additional consideration received as a result of the Option, License and Collaboration agreement (July 14, 2019) allocated to the filgotinib performance obligation, we assumed the existence of a significant financing component estimated to €44.5 million as of December 31, 2019 reflecting the time value of money on the estimated recognition period. This financing component was reassessed to €57.3 million on December 31, 2021, to €58.7 million on December 31, 2022 and to €39.8 million on December 31, 2023.

TRANSFER OF THE DRUG DISCOVERY AND RESEARCH ACTIVITES IN ROMAINVILLE (FRANCE) TO NOVALIX

Effective as from July 1, 2023 we transferred our drug discovery and research activities in Romainville and employees exclusively dedicated to the operation of these activities to NovAliX, who assumes all ongoing research and discovery activities in Romainville. In return, we are committed to utilizing the research capabilities and expertise of NovAliX through a five year-collaboration and within the context of our R&D portfolio during which we are committed to purchase for a total of €73.8 million services from NovAliX. We made an upfront payment amounting to €8.3 million at closing of the transaction which will be released over the five year-period. The loss realized on disposal of the disposal group, on closing of the transaction, was capitalized as an advance and will gradually be released through our income statement in accordance with the progress of our future purchase commitment.

We refer to note 28 of these consolidated financial statements for more details on this transaction.

3. Material accounting policies

Our material accounting policies are summarized below.

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

The consolidated financial statements are presented in Euros, which is also our functional currency. Amounts are rounded to the nearest thousand, unless otherwise stated.

RECLASSIFICATION OF ACCRUED INTERESTS ON FINANCIAL INVESTMENTS – COMPARATIVE PERIODS NOT RESTATED

Accrued interests on financial assets were in the past recorded on the “current financial investments” line for treasury bills while reported on a separate current assets/current liabilities line for the other financial investments measured at amortized cost (mainly term deposits).

During the third quarter of 2023 we decided to align the presentation of all our financial investments at amortized cost and present all accrued interests as part of the amortized cost measurement on the “current financial investments” / “cash and cash equivalents” line.

As the impact of this classification misstatement on the prior period comparative numbers was deemed immaterial for all comparative periods presented, we did not restate the prior period financial statements. This is in accordance with IAS 8.42 that requires to only adjust the comparatives for material prior period errors.

The impact of this error on December 31, 2022 amounted to €9.9 million net positive accrued interests mainly related to accrued positive interests on current financial investments that would have increased our “current financial investments” and “cash and cash equivalents” line and decreased our “other current assets” line by the same amount. On December 31, 2021 this error amounted to €2.6 million net negative accrued interests that were mainly related to accrued negative interests on cash and cash equivalents that would have decreased our “cash and cash equivalents” and “current financial investments” line and decreased our “trade and other liabilities” line by the same amount.

DISCONTINUED OPERATIONS PRESENTATION – COMPARATIVE PERIODS RESTATED

Our income statement and statement of comprehensive income of the comparative periods presented in these financial statements have been restated to present the activities related to the Jyseleca® business on a separate line “Net income/loss (-) from discontinued operations, net of tax”.

We refer to note 5 for more detailed information on these discontinued operations.

NEW STANDARDS AND INTERPRETATIONS APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2023

New standards and interpretations applicable for the annual period beginning on January 1, 2023 did not have a material impact on our consolidated financial statements except for the application of the amendments made to IAS 1 Disclosure of Accounting Policies. As a result of this amendment, we reassessed our accounting policies in order to remain with only the material accounting policies.

STANDARDS AND INTERPRETATIONS PUBLISHED, BUT NOT YET APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2023

A number of new standards are effective for annual periods beginning on or after January 1, 2024 with earlier adoption permitted. However we have not early adopted new or amended standards in preparing our consolidated financial statements. We are currently still assessing the impact of these new accounting standards and amendments that are not yet effective but we expect no standard to have a material impact on our financial statements in the period of initial application.

The following amendments are effective for the period beginning January 1, 2024:

●Liability in a Sale and Leaseback (Amendment to IFRS 16);
●Classification of liabilities as current or non-current (Amendment to IAS 1);
●Non-current liabilities with covenants (Amendment to IAS 1); and
●Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).

The following amendments are effective for the period beginning January 1, 2025:

●Amendments to IAS 21 The effect of changes in Foreign Exchange Rates: Lack of Exchangeabilitiy.

BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method. In the statement of financial position, all identifiable assets, liabilities and contingent liabilities are initially recognized at their fair value at the acquisition date. The results of acquired operations are included in our consolidated income statement from the date on which control is obtained. Any contingent consideration to be transferred by us will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in our consolidated income statement. The excess of the fair value of the total purchase consideration transferred over the fair value of the acquired assets and assumed liabilities is recognized as goodwill. The valuations in support of fair value determinations are based on information available at the acquisition date. Acquisition related costs are expensed as incurred.

Any contingent consideration to be transferred by us in relation to businesses acquired that are linked to milestone payments and are initially recognized at fair value as a financial liability. They are adjusted for the probability of their likelihood of payment and are appropriately discounted to reflect the impact of time.

Changes in the fair value of these contingent consideration liabilities in subsequent periods are recognized in our consolidated income statement on the line “other operating income/expense”. The effect of unwinding the discount over time is recognized on the line “other financial expenses”.

Contingent amounts payable or paid by us to former shareholders of acquired companies, who continue to be employed by us, but which would be automatically forfeited (or become repayable) upon termination of employment before a specific date, are classified as remuneration for post-combination services in our consolidated income statement. These cash-settled contingent amounts are recognized in accordance with IAS 19 and are recorded in the statement of financial position on the lines “other (non-) current assets” and “other non-current/trade and other liabilities” depending on the timing of the payment by us.

GOODWILL

Goodwill is initially measured as the excess of the total purchase consideration transferred and the fair value of the acquired assets and assumed liabilities. Subsequently, goodwill is stated at cost less impairments.

As goodwill is considered to have an indefinite life, it is tested for impairment at least once a year (at each year-end), and whenever there is an indication that it may be impaired, by comparing its carrying amount with its recoverable amount.

Any impairment costs are recorded in our consolidated income statement on the line “Other operating income/expenses”.

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

(iii)	Software and databases

Acquired software is recognized at cost less accumulated amortization and any impairment loss. Amortization is recognized so as to write off the cost of assets over their useful lives (generally between 3 and 5 years), using the straight-line method.

(iv)	Contract costs

Contract costs only include success fees that were capitalized in relation to the Gilead agreement of 2019. These costs are currently amortized on a straight-line basis over a period of 10 years, reflecting the term of our collaboration with Gilead.

We review at each balance sheet date the carrying amount of our intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash generating unit is estimated to be less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recognized at cost less accumulated depreciation and any impairment loss.

Depreciation of an asset begins when it is available for use, ie when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is recognized so as to write off the cost of assets over their useful lives, using the straight-line method, on the following bases:

●	Buildings: 33 years
●	Installation & machinery: 3–15 years
●	Furniture, fixtures & vehicles: 4–10 years

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

We review at each balance sheet date the carrying amount of our property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).

LEASES

All leases are accounted for by recognizing a right-of-use asset and a corresponding lease liability except for:

●	Leases of low value assets; and
●	Leases with a duration of 12 months or less

Liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing rate. Our lease payments generally only include fixed payments and extension option payments if we are reasonably certain to exercise this option.

After initial recognition, the lease liability will be measured at amortized cost using the discount rate determined at commencement and will be re-measured (with a corresponding adjustment to the related right-of-use asset) when there is a change in future lease payments, generally in case of reassessment of options.

At the commencement date, the right-of-use assets are measured at cost, comprising the amount of the initial lease liability, less any lease incentives received from the lessors.

After initial recognition, the right-of-use assets are measured at cost and generally depreciated over the the lease term on a straight-line basis. The right-of-use assets will be adjusted for any re-measurements of the lease liability as a result of lease modifications. The right-of-use assets are subject to impairment testing if there is an indicator for impairment, as for property, plant and equipment. The right-of-use assets are presented in the statement of financial position under the caption “property, plant and equipment” and the lease liabilities are presented as current and non-current lease liabilities.

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

The R&D incentives receivables relate to refunds resulting from R&D incentives on research and development expenses in France and Belgium. This is a grant receivable that is based on annual declarations and is only refunded in case it cannot be offset by a tax payable. Research and development incentives receivables are discounted over the period until maturity date according to the appropriate discount rates. We refer to the accounting policy on grants and R&D incentives.

Current financial investments measured at amortized cost

Current financial investments measured at amortized cost include treasury bills that have a maturity equal to or less than 12 months. We apply settlement date accounting for the recognition and de-recognition of current financial investments measured at amortized cost. Current financial investments measured at amortized cost also include term deposits with maturities exceeding three months from the acquisition date.

Cash and cash equivalents measured at amortized cost

Cash and cash equivalents measured at amortized cost mainly comprise of notice accounts and term deposits that are readily convertible to cash within three months or less, that are subject to an insignificant risk of changes in their value and that are held for the purpose of meeting short-term cash commitments.

Cash and cash equivalents exclude restricted cash, which is presented in the line other non-current assets in the statement of financial position.

Impairment

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

Impairment losses are recognized in the consolidated income statement.

(ii) Financial liabilities

Financial liabilities are initially measured either at fair value or at their transaction price. Subsequent to initial recognition, financial liabilities are measured at amortized cost or at fair value.

Financial liabilities measured at amortized cost mainly comprise trade and other liabilities.

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

REVENUE RECOGNITION

Revenues to date have consisted principally of collaboration revenues, which consist of milestones, license fees, non-refundable upfront fees and royalties received in connection with collaboration and license agreements. Starting in 2021 we also have commercial revenues from the sales of Jyseleca, which are reported as “Product net sales” on the discontinued operations line in our consolidated income statement.

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

PRODUCT NET SALES

Revenue on the sale of Jyseleca is recorded as “Product net sales” on the discontinued operations line in our consolidated income statement.

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

SEGMENT REPORTING

We currently have one operating and reportable segment.

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

Non-current assets and disposal groups are classified as assets held for sale if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. A transaction is assumed to be highly probable if there are no significant risks of completion of the transaction, which depends on the specific circumstances but usually required at least an agreed binding term sheet.

They are stated at the lower of carrying amount and fair value less costs to sell with any resulting impairment recognized. Assets related to discontinued operations and assets of disposal group held for sale are not depreciated.

On November 23, 2020 we signed a share purchase agreement with Selvita S.A. in relation to the disposal of Fidelta d.o.o. (our previous fee-for-service segment). The transaction was completed on January 4, 2021 for a total consideration of €37.1 million. Fidelta will continue performing drug discovery services for us for the next three years.

On October 30, 2023, we signed a letter of intent to transfer our Jyseleca® business to Alfasigma and the final agreement was signed on December 30, 2023. We classified the assets and the associated liabilities of the Jyseleca® business as held for sale in our financial statements for the year ended December 31, 2023. The transaction was closed on January 31, 2024.

Where applicable and in accordance with IFRS 5, we have restated the 2022 and 2021 comparatives in the consolidated income statement and in the notes to consider the impact of classifying the Jyseleca® business as discontinued operations in 2023.

We refer to note 5 of our consolidated financial statements.

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

Critical judgments in applying accounting policies

IFRS 15 – Revenue recognition of the collaboration with Gilead for the development of filgotinib (reported within the results from discontinued operations)

Our critical judgments were as follows:

Identification of the contract

●	Despite the recent additional amendment to the collaboration with Gilead for the development of filgotinib (reference is made to note 2), management judged that all activities are still beneficial for the further development of filgotinib, for which Gilead still owns the ex-Europe rights. All contract modifications have thus been analyzed following the requirements of IFRS 15 as we concluded that Gilead is still to be considered as a customer. This is also supported by the fact that we concluded that there continues to be only one performance obligation with respect to filgotinib.

Identification of the performance obligation

●	The recent modifications to the collaboration with Gilead (reference is made to note 2) did not give rise to new performance obligations. There was only a change in scope and price of the existing filgotinib performance obligation, which was only partly satisfied at the time of the modification. Based on this, the contract modification has been treated on a cumulative catch-up basis under IFRS 15.

Allocation of the total transaction price

●	We assessed that the contract modification only changes the scope of the filgotinib performance obligation and the change in both fixed and variable consideration is reflective of the updated stand-alone selling price for the remaining activities of this performance obligation. If we would have concluded that the increased consideration was not, or only partially, related to the filgotinib performance obligation, the consideration would have been potentially allocated to other performance obligations in the contract, which would alter the timing of revenue recognition.
●	The denominator used in the calculation of the percentage of completion reflects our best estimate of our total costs to complete the filgotinib performance obligation. These costs were assessed considering management’s best estimate of the design and duration of ongoing and planned clinical trials and the expected closing of the transaction with Alfasigma. As a result of this transaction, the contract with Gilead relating to filgotinib will be transferred to Alfasigma and we will be released from our performance obligation. The remaining costs per December 31, 2023 mainly reflect the costs that we still estimate to incur before the transfer to Alfasigma.

IFRS 5 – Classification of group of assets/liabilities held for sale (disposal group) and discontinued operations

●	Management determined that selling the Jyseleca® business represents a “discontinued operation” in accordance with IFRS 5. We assessed that the Jyseleca® business represents a component of the group for which the related operations and cashflows could be distinguished from the rest of the entity. Jyseleca® is our only commercialized product and represents a major line of business.
●	Management assessed that, at the reporting date, the sale of the Jyseleca® business to Alfasigma was highly probable. A letter of intent was signed on October 30, 2023 and included a customary break-up fee in the event that the parties would not proceed with definitive agreements (share and asset purchase agreement and transition agreement). These definitive agreements were signed on December 30, 2023 and only included usual and customary closing conditions. Based on this, we assessed that the sale was highly probable and classified the disposal group as held for sale per December 31, 2023.
●	Our inventories were not considered to be part of the disposal group held for sale. The inventories will not transfer to Alfasigma on closing of the sale transaction but will gradually be transferred to Alfasigma over the coming years. In the meantime, we will bear all risks related to these inventories.

We refer to note 5 for more information about the discontinued operations and disposal group held for sale.

Key sources of estimation uncertainty

The following are the key sources of estimation uncertainty that have the most significant effect on the amounts recognized in our consolidated financial statements for the year ended December 31, 2023.

Costs to complete the filgotinib performance obligation

The denominator used in the calculation of the percentage of completion reflects our best estimate of the total costs to complete the filgotinib performance obligation (which is composed of the actual costs already incurred at reporting date and our best estimate of the remaining costs to complete the performance obligation). As our estimate of the costs is depending on the evolution of the development activities and the expected closing date of the transfer of the Jyseleca® business to Alfasigma, it may be subject to change in the future. If the outcome of certain activities would be different from the assumptions that we made, it could lead to a material adjustment to the total estimated costs, resulting in a reallocation of revenue between current and future periods. Our total deferred income balance related to this filgotinib performance obligation amounts to €26.3 million on December 31, 2023 and will be released to revenue from discontinued operations in the first quarter of 2024 as a result of the completion of the sale of the Jyseleca® business to Alfasigma on January 31, 2024. The sale to Alfasigma includes the transfer of the amended filgotinib agreement, and by consequence marks the end of our performance obligation towards Gilead.

At reporting date, had our best estimate of the remaining cost to complete the filgotinib performance obligation been increased by 10%, this would have resulted in a decrease in revenue recognition in 2023 of €2.6 million and a corresponding increase in current deferred income. Had our best estimate of the remaining cost to complete the filgotinib performance obligation been decreased by 10%, this would have resulted in an increase in revenue recognition in 2023 of €2.6 million and a corresponding decrease in current deferred income.

We refer to note 5 for more information on the results from discontinued operations.

Goodwill impairment

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash-generating unit to which the goodwill has been allocated. The calculation of this recoverable amount includes forecasts of future cash flows of the cash-generating unit (highly dependent upon the probability of success linked to the progress of our clinical programs) that cover a period of 17 years and an appropriate discount rate is required to calculate present values, a process which involves estimates. Given that the calculation contains cashflows that go beyond the 5-years horizon it becomes less verifiable and more assumptions are used. Unexpected events, inherent in the business, can cause that results are completely different than the ones predicted. These estimates are constantly monitored and an impairment test will be executed as soon as there is an impairment indicator and at least annually. The carrying value of goodwill at December 31, 2023 is €69.6 million.

We refer to note 13 for more information about the goodwill and impairment of goodwill.

Contingent consideration

The contingent consideration included in the consideration payable for the acquisition of CellPoint was recorded at fair value at the date of acquisition and is updated at each reporting date. The carrying amount at 31 December 2023 amounts to €21.0 million. These fair values were mainly based on our best estimate of probabilities of reaching the underlying milestones and by applying an appropriate discount rate. The fair values are reviewed at each reporting date and any changes are reflected in our consolidated income statement.

We refer to note 25 for more information about the contingent consideration payable for the acquisition of CellPoint.

5. Discontinued operations and assets held for sale

TRANSFER OF JYSELECA® BUSINESS TO ALFASIGMA

On October 30, 2023 we announced that we had signed a letter of intent contemplating a transfer of the Jyseleca® business to Alfasigma, including the European and UK Marketing Authorizations, the commercial, medical and development activities for Jyseleca and approximately 400 positions in 14 European countries. On December 30, 2023, we signed a final share and asset purchase agreement with Alfasigma.

On December 31, 2023, the transaction was still subject to certain closing conditions such as the finalization of the consultation process with the workers councils and FDI clearance in Italy and France and Denmark. The transaction was closed on January 31, 2024, upon obtaining all necessary approvals. We received a €50.0 million upfront payment in 2024, and are entitled to potential sales-based milestone payments totalling €120.0 million and mid-single to mid-double-digit royalties on European sales. We will contribute up to €40.0 million to Alfasigma by June 2025 for Jyseleca® related development activities.

On January 31, 2024, we also signed a transition agreement with Alfasigma enacting the responsibilities and services that will be provided by the parties during a transition period for the transfer of the business. The gradual transfer of our remaining inventories to Alfasigma is also governed by this contract.

The transfer of our Jyseleca® business has been determined to meet the criteria to be classified as held for sale and discontinued operations in our financial statements for the year ended December 31, 2023.

The post-tax result from discontinued operations can be disaggregated in the following items:

	Year ended December 31,
	2023	2022	2021

	(Euro, in thousands, except share and per share data)

Product net sales	€112,339	€87,599	€14,753
Collaboration revenues	431,465	176,432	235,709
Total net revenues	543,804	264,031	250,462

Cost of sales	(18,022)	(12,079)	(1,629)
Research and development expenditure	(190,177)	(245,286)	(171,205)
Sales and marketing expenses	(113,356)	(144,075)	(66,179)
General and administrative expenses	(17,989)	(9,776)	(13,155)
Other operating income	13,003	10,721	7,678

Operating profit/loss (-)	217,262	(136,464)	5,972

Fair value adjustments and net currency exchange differences	(13)	(25)	—
Other financial income	679	15	164
Other financial expenses	(167)	(7,825)	(9,733)

Profit/loss (-) before tax	217,761	(144,298)	(3,597)

Income taxes	(2,076)	(2,272)	(1,034)

Net profit/loss (-)	€215,685	€(146,570)	€(4,631)

Basic and diluted earnings/loss (-) per share from discontinued operations	€3.27	€(2.23)	€(0.07)
Weighted average number of shares (in thousands of shares)	65,884	65,699	65,500
Weighted average number of shares - Diluted (in thousands of shares)	65,933	65,699	65,500

Jyseleca® product net sales in Europe amounted to €112.3 million in 2023, compared to €87.6 million in 2022, of which €8.1 million realized in Belgium (€7.3 million in 2022).

Collaboration revenues in discontinued operations related to revenue recognition of the collaboration agreement with Gilead for the filgotinib development amount to €429.4 million in 2023 compared to €174.4 million last year.

Effective January 31, 2024, following the closing of the transaction between us and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma, we assigned our rights and obligations under the filgotinib collaboration with Gilead to Alfasigma, except for our right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and us entered into in October 2023. As a consequence, our performance obligation towards Gilead for the development of filgotinib will come to its end, and the total estimated remaining costs to complete the filgotinib development was substantially reduced leading to a major increase in the percentage of completion of our performance obligation (applying the “cost-to-cost” input model) and a considerable positive catch-up of revenue explaining the increase in revenue recognition for the year 2023 compared to 2022.

We refer to note 2 “Summary of significant transactions” for a general description of our collaboration with Gilead.

On December 31, 2023, the remaining deferred income related to the filgotinib development amounts to €26.3 million, which will mainly be released in revenue in 2024.

The following major classes of assets and liabilities relating to these operations have been classified as held for sale in the consolidated statement of financial position on December 31, 2023:

Assets and liabilities held for sale

December 31, 2023
(Euro, in thousands)
Property, plant and equipment	€4,194
Deferred tax assets	292
Other non-current assets	598
Inventories	737
Trade and other receivables	15,786
Cash and cash equivalents	7
Other current assets	471
Total assets in disposal group classified as held for sale	22,085

Retirement benefit liabilities	1,160
Non-current lease liabilities	2,327
Other non-current liabilities	329
Current lease liabilities	1,308
Trade and other liabilities	25,619
Current tax payable	1,242
Current deferred income	59
Total liabilities directly associated with assets in disposal group classified as held for sale	32,044

Net liability held for sale	€(9,959)

This disposal group contains all assets and liabilities of the Galapagos subsidiaries that were fully dedicated to the Jyseleca® business and that will be transferred to Alfasigma in the current transaction. The divestiture includes 100% of the shares of the following subsidiaries, including most of the employees: Galapagos Biotech Limited (UK), Galapagos Biopharma Belgium BV, Galapagos Biopharma GmbH, Galapagos Biopharma Italy S.r.l., Galapagos Biopharma Netherlands B.V., Galapagos Biopharma Spain S.L.U., Galapagos Biopharma Denmark ApS, Galapagos

Biopharma Sweden AB, Galapagos Biopharma Finland Oy, Galapagos Biopharma Ireland Ltd., Galapagos Biopharma Norway AS, Galapagos Biopharma Austria GmbH. In addition, and as part of the same transaction, we will transfer all assets, liabilities and employees directly related to the Jyseleca® business but belonging to Galapagos NV or other Galapagos subsidiaries, of which the main asset is the worldwide IP relating to Jyseleca®. Our inventories were not considered as part of the disposal group as these did not transfer to Alfasigma on closing of the transaction on January 31, 2024 but will gradually transfer to Alfasigma during the coming years and we will bear the risks associated with it as long as it is not transferred.

Held for sale assets are stated at their carrying amount, which is lower than the fair value less costs to sell. We concluded that the expected present value of the purchase price to be obtained from Alfasigma for the sale of the Jyseleca® business approximates the fair value less costs to sell of the disposal group.

Cash flow

	2023	2022	2021

	(Euro, in thousands)
Net cash flow used in operating activities	€(175,627)	€(191,095)	€(119,524)
Net cash flow used in investing activities	(105)	(136)	(157)
Net cash flow used in financing activities	(1,928)	(1,841)	(872)
Net cash flow used in discontinued operations	€(177,660)	€(193,072)	€(120,554)

DISPOSAL OF FIDELTA

On November 23, 2020 we signed a share purchase agreement with Selvita S.A. in relation to the disposal of Fidelta d.o.o. (our previous fee-for-service segment).

The transaction was completed on January 4, 2021 for a total consideration of €37.1 million. Fidelta will continue performing drug discovery services for us for the next two years for which we have purchase commitments for an aggregate amount of €6.6 million on December 31, 2023.

Consideration received

(Euro, in thousands)
Cash received	€37,080
Total cash received	€37,080

Analysis of assets and liabilities over which control was lost

January 4, 2021
(Euro, in thousands)
Intangible assets	€21
Property, plant and equipment	10,050
Other non-current assets	160
Trade and other receivables	4,428
Cash and cash equivalents	7,884
Other current assets	863
Total assets	23,406

Non-current lease liabilities	4,115
Other non-current liabilities	70
Trade and other liabilities	4,479
Current lease liabilities	727
Income tax payable	356
Total liabilities	9,747

Net assets disposed of	€13,658

Gain on disposal of Fidelta

(Euro, in thousands)
Cash received	€37,080
Net assets disposed of	(13,658)
Effect of cumulative translation adjustment reclassified from equity on loss of control	(731)
Costs associated to the sale	(500)
Gain on disposal	€22,191

Net cash proceeds from the disposal of Fidelta

(Euro, in thousands)
Cash received	€37,080
Less: cash and cash equivalents balances disposed of	(7,884)
Total consideration received, net of cash disposed of	29,196
Costs associated to the sale	(500)
Cash in from disposal of Fidelta, net of cash disposed of	€28,696

RESULT FROM DISCONTINUED OPERATIONS

	Year ended December 31,
	2023	2022	2021

	(Euro, in thousands, except share and per share data)

Gain on disposal of subsidiaries	€—	€—	€22,191

Operating profit	—	—	22,191

Net profit	€—	€—	€22,191
Basic and diluted earnings per share from discontinued operations	€—	€—	€0.34
Weighted average number of shares (in thousands of shares)	—	—	65,500
Weighted average number of shares - Diluted (in thousands of shares)	—	—	65,831

CASH FLOW FROM DISCONTINUED OPERATIONS

	2023	2022	2021

	(Euro, in thousands)
Net cash flows generated from investing activities	€—	€—	€28,696
Net cash flow from discontinued operations	€—	€—	€28,696

6. Segment information

We currently operate as a single operating segment.

GEOGRAPHICAL INFORMATION

In 2021, 2022 and 2023, our continuing operations were mainly located in Belgium, France, the Netherlands, Switzerland and United States. The revenues from our collaboration partner Gilead represented nearly 100% of our total net revenues from continuing operations in 2023 (99.9% in 2022, 99.9% in 2021).

Following table summarizes the net revenues by destination of customer:

	Year ended December 31,
	2023	2022	2021

	(Euro, in thousands)
United States of America	€665,174	€414,129	€467,978
Europe	118,354	91,151	16,867
Total net revenues	€783,528	€505,280	€484,846

minus:
United States of America	€425,466	€172,980	€233,638
Europe	118,338	91,051	16,824
Total net revenues from discontinued operations	€543,804	€264,031	€250,462

United States of America	€239,708	€241,149	€234,340
Europe	16	100	43
Total net revenues from continuing operations	€239,724	€241,249	€234,384

As of December 31, 2023, we held €323.8 million of non-current assets (€370.4 million in 2022; €197.6 million in 2021) distributed as follows:

	December 31,
	2023	2022	2021

	(Euro, in thousands)
Belgium	€56,209	€72,087	€98,295
France	1,438	20,397	21,051
The Netherlands	251,230	255,461	66,621
Switzerland	3,247	4,962	7,181
Spain	—	3,037	3,029
United States of America	11,660	12,729	136
Other	—	1,747	1,302
Total non-current assets	€323,784	€370,420	€197,615

7. Total revenues

COLLABORATION REVENUES

The following table summarizes details of collaboration revenues for the years ended December 31, 2023, 2022 and 2021 by collaboration and by category of revenue: upfront payments and license fees, reimbursement income, and royalties.

	Over time	Point in time	2023	2022(*)	2021(*)
			(Euro, in	(Euro, in	(Euro, in
			thousands)	thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€230,242	€230,423	€230,582
Gilead collaboration agreement for drug discovery platform	Ö		230,242	230,423	230,582

Reimbursement income			-	56	-
Novartis collaboration agreement for MOR106	Ö		-	56	-

Royalties			9,482	10,770	3,801
Gilead royalties on Jyseleca		Ö	9,466	10,726	3,757
Other royalties		Ö	16	44	43
Total collaboration revenues			€239,724	€241,249	€234,383

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

We recognize the consideration from Gilead allocated to the drug discovery platform on a linear basis over the 10-year period of our collaboration, of which we recognized €230.2 million in revenue in 2023. We expect to recognize the same amount in the coming years, until the end of the 10-year period.

Since signing of the letter of intent with Alfasigma in October 2023, we classified all activities that were directly related to the Jyseleca® business, including the revenue recognition related to the filgotinib performance obligation, as discontinued operations in accordance with IFRS 5. We refer to note 5 “Discontinued Operations” for additional information.

For the year ended 31 December 2023 we also recognized in revenue €9.5 million of royalties from Gilead on filgotinib. The royalties on sales of Jyseleca® performed by Gilead in Japan were not reported as discontinued operations as we still have the right to receive those royalties on future sales made by Gilead and its commercialization partners (this right is not subject to transfer to Alfasigma as part of the transfer of the Jyseleca® business to them).

Collaboration with Gilead

We refer to note 2 of these consolidated financial statements for a general description of our collaboration with Gilead.

In addition, we concluded as follows for the remaining performance obligations:

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
●At inception of the collaboration (July 2019) we assessed the appropriate period over which to recognize the drug discovery platform revenue to be 10 years. This is because we granted exclusive rights over a 10-year period. However, if at the end of the 10-year period, some programs in existence as of this time would have reached the clinic (i.e. IND filed with regulatory authorities), the rights for those specific programs may be extended, for a maximum of three years. This critical estimate is reassessed at each year-end based on the evolution of our pipeline and is still valid per December 31, 2023.

8.      Operating costs and other operating income

RESEARCH AND DEVELOPMENT EXPENDITURE

The following table summarizes research and development expenditure for the years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
	2023	2022(*)	2021(*)

	(Euro, in thousands)
Personnel costs	€(95,788)	€(115,484)	€(128,402)
Subcontracting	(82,997)	(61,192)	(126,881)
Disposables and lab fees and premises costs	(18,083)	(19,529)	(22,933)
Depreciation	(22,254)	(51,493)	(15,709)
Professional fees	(9,272)	(9,316)	(12,234)
Other operating expenses	(12,900)	(12,783)	(14,344)
Total R&D expenses	€(241,294)	€(269,797)	€(320,503)

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

The table below summarizes our research and development expenditure for the years ended December 31, 2023, 2022 and 2021, broken down by program.

	Year ended December 31,
	2023	2022(*)	2021(*)

	(Euro, in thousands)

Ziritaxestat program	€—	€(1,096)	€(26,725)
SIKi program	(18,900)	(47,727)	(91,957)
TYK2 program on GLPG3667	(31,289)	(24,467)	(27,141)
CAR-T programs in oncology	(82,218)	(29,999)	—
Other programs	(108,887)	(166,507)	(174,680)
Total R&D expenses	€(241,294)	€(269,797)	€(320,503)

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

SALES AND MARKETING EXPENSES

The following table summarizes the sales and marketing expenses for the years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
	2023	2022(*)	2021(*)

	(Euro, in thousands)
Personnel costs	€(2,997)	€(1,693)	€(1,709)
Depreciation	(113)	(59)	(37)
External outsourcing costs	(1,776)	(1,267)	(1,802)
Professional fees	(131)	(99)	(15)
Other operating expenses	(659)	(363)	(214)
Total sales and marketing expenses	€(5,676)	€(3,480)	€(3,776)

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the general and administrative expenses for the years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
	2023	2022(*)	2021(*)

	(Euro, in thousands)
Personnel costs	€(66,098)	€(76,536)	€(60,364)
Depreciation and impairment	(15,978)	(8,529)	(16,338)
Legal and professional fees	(23,250)	(23,715)	(25,345)
Other operating expenses	(22,963)	(26,375)	(25,697)
Total general and administrative expenses	€(128,289)	€(135,155)	€(127,744)

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

OTHER OPERATING INCOME

The following table summarizes other operating income for the years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
	2023	2022(*)	2021(*)

	(Euro, in thousands)
Grant income	€6,618	€1,873	€7,334
R&D incentives income	32,968	29,104	37,416
Other income	7,686	5,150	1,325
Total other operating income	€47,272	€36,127	€46,075

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

The grant income in 2023, 2022 and 2021was fully related to grants from a Flemish agency and the Belgian government. In many cases these grant agreements carry clauses which require us to maintain a presence in the same region for a number of years and invest according to pre-agreed budgets. Grant income in 2023 also included a grant of €6.1 million from the National Institute for Health and Disability Insurance (2022: nil, 2021: €5.4 million). This grant aimed to incentivize innovative Belgian biotech companies who are performing research and development activities in order to identify new medicines.

R&D incentives income was primarily composed of:

	Year ended December 31,
	2023	2022(*)	2021(*)

	(Euro, in thousands)
Income from innovation incentive system in France	€5,881	€11,075	€12,245
Income from Belgian R&D incentives	16,535	10,339	14,835
Tax rebates on payroll withholding taxes of R&D personnel (Belgium & the Netherlands)	10,552	7,689	10,336
Total R&D incentives income	€32,968	€29,104	€37,416

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

9. Staff costs

The table below summarizes the number of employees of our continuing operations on December 31, 2023, 2022 and 2021:

	2023	2022	2021
Number of employees on December 31	646	724	772

The average number of FTE’s of our continuing operations during the years 2023, 2022 and 2021 was:

	Year ended December 31,
	2023	2022	2021
Members of the Executive Committee	4	4	5
Research and development	372	434	568
Commercial and medical affairs	13	7	6
Corporate and support	245	250	298
Total	634	695	877

Their aggregate remuneration comprised:

	Year ended December 31,
	2023	2022(*)	2021(*)

	(Euro, in thousands)
Wages and salaries	€(100,250)	€(99,708)	€(107,794)
Social security costs	(15,742)	(16,748)	(19,109)
Pension costs	(5,581)	(5,583)	(4,906)
Costs related to subscription right plans	(36,628)	(62,003)	(52,131)
Other personnel costs	(6,682)	(9,670)	(6,535)
Total personnel costs	€(164,883)	€(193,712)	€(190,475)

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

Reference is made to note 31 “Share-based payments” for more information on our subscription right plans.

10. Financial result

The following table summarizes the financial result, consisting of fair value adjustments and net currency exchange differences, other financial income and other financial expenses for the years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
	2023	2022(*)	2021(*)

	(Euro, in thousands)
Fair value adjustments and net currency exchange differences:
Net unrealized currency exchange gain/loss (-)	€(20,544)	€41,559	€56,966
Net realized currency exchange gain/loss (-)	(1,118)	2,825	(308)
Fair value re-measurement of warrants	18	186	2,960
Fair value loss on financial assets held at fair value through profit or loss	(390)	—	(4,919)
Fair value gain on current financial investments	38,286	6,929	6,763
Total fair value adjustments and net currency exchange differences	16,252	51,498	61,462

Other financial income:
Interest income	79,290	18,094	2,865
Discounting effect of non-current R&D incentives receivables	617	93	93
Discounting effect of other non-current liabilities	318	—	—
Other finance income	24	376	99
Total other financial income	80,249	18,563	3,057

Other financial expenses:
Interest expenses	(1,770)	(6,884)	(11,592)
Discounting effect of other non-current liabilities	—	(2,271)	—
Other finance charges	(843)	(699)	(761)
Total other financial expense	(2,613)	(9,854)	(12,353)

Total net other financial income	€93,888	€60,206	€52,166

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

The net currency unrealized exchange loss of €20.5 million in 2023 primarily related to €20.4 million of unrealized exchange loss on cash and cash equivalents and current financial investments at amortised cost held in U.S. dollars, as compared to an unrealized net exchange gain in 2022 of €41.3 million on cash and cash equivalents and current financial investments at amortized cost held in U.S. dollar (as compared to an unrealized net exchange gain in 2021 of € 56.6 million). We have cash, cash equivalents and current financial investments held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR.

The fair value gain on the current financial investments reflects the exchange differences booked on the money market funds, the interest on the money market funds and the effect of the re-measurement at fair value of the money market funds on December 31, 2023. These re-measurement gains are mainly the result of the positive returns on the EUR denominated money market funds.

Interest income was related to interests on term deposits, notice accounts and current financial investments. Interest income increased due to increased interest rates.

Interest expenses were related to interests on term deposits and treasury bills, on leases of buildings and cars. Other financial expense for 2022 also comprise the discounting effect of other non-current liabilities as deferred consideration and milestones payables related to the acquisition of subsidiaries.

11. Income taxes

The following table summarizes the income taxes recognized in profit or loss for the years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
	2023	2022(*)	2021(*)

	(Euro, in thousands)
Continuing operations
Current tax	€(5,928)	€(1,738)	€(884)
Deferred tax	(3,685)	1,166	(505)
Income taxes	€(9,613)	€(572)	€(1,389)

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

Current tax, consisting of corporate income taxes, and deferred tax income/cost (–) related to subsidiaries of our continuing operations working on a cost plus basis. The increase in 2023 as compared to 2022 was primarily due to the re-assessment of net deferred tax liabilities and corporate income tax payables as a result of a one-off intercompany transaction.

TAXES RECOGNIZED IN INCOME STATEMENT

For the purpose of the disclosure below corporation tax was calculated at 25% (2022 and 2021: 25%)—which is the tax rate applied in Belgium—on the estimated assessable profit for the year. The applied tax rate for other territorial jurisdictions was the tax rate that is applicable in these respective territorial jurisdictions on the estimated taxable result of the accounting year.

	Year ended December 31,
	2023	2022(*)	2021(*)

	(Euro, in thousands)

Profit/loss (-) before tax	€5,625	€(70,849)	€(119,402)
Income tax debit/credit (-), calculated using the Belgian statutory tax rate on the accounting income/loss (-) before tax (theoretical)	1,406	(17,712)	(29,850)
Tax expenses in income statement (effective)	9,613	572	1,389
Difference in tax expense/income to explain	€8,207	€18,284	€31,239

Effect of tax rates in other jurisdictions	€(94)	€(337)	€(588)
Effect of non-taxable income	(6,752)	(5,828)	(2,320)
Effect of share based payment expenses without tax impact	9,157	15,501	13,033
Effect of expenses/income (-) not subject to tax	(5)	(146)	(907)
Effect of non tax-deductible expenses	1,549	2,975	3,688
Effect of recognition of previously non-recognized deferred tax assets	(81)	(1,677)	(1,411)
Effect of tax losses (utilized) reversed	(267)	—	—
Effect of under or over provision in prior periods	(722)	1,101	(828)
Effect of non-recognition of deferred tax assets	34,339	4,819	20,949
Effect of derecognition of previously recognized deferred tax assets	1,062	1,877	135
Effect of use of investment deduction	—	—	(512)
Effect of use of innovation income deduction	(29,979)	—	—
Total explanations	€8,207	€18,284	€31,239

(*) The 2022 and 2021 comparatives have been restated to reflect the impact of classifying the Jyseleca® business as discontinued operations in 2023.

Non-taxable income for the years ended December 31, 2023, 2022 and 2021 related to non-taxable grants and tax credits.

12. Earnings/loss (-) per share

	Year ended December 31,
	2023	2022	2021
Earnings/loss (-) per share:
Net profit/loss (-) attributable to owners of the parent (Euro, in thousands)	€211,697	€(217,991)	€(103,231)
Number of shares (thousands)
Weighted average number of shares for the purpose of basic earnings/loss (-) per share	65,884	65,699	65,500
Basic earnings/loss (-) per share (Euros)	€3.21	€(3.32)	€(1.58)

Net profit/loss (-) attributable to owners of the parent (Euro, in thousands)	€211,697	€(217,991)	€(103,231)
Number of shares (thousands)
Weighted average number of shares for the purpose of diluted earnings/loss (-) per share	65,884	65,699	65,500
Number of dilutive potential ordinary shares	49	—	—
Diluted earnings/loss (-) per share (Euros)	€3.21	€(3.32)	€(1.58)

As our operations reported a net loss in 2022 and 2021, the outstanding subscription rights (specified in note 31) have an anti-dilutive effect rather than a dilutive effect. Consequently, basic and diluted loss per share were the same for 2022 and 2021.

Reference is also made to note 2 where an explanation is provided about the terms and conditions of the outstanding Gilead Warrant B that can, potentially, be exercised by Gilead and lead to a dilutive effect. Due to the exercise price mechanism of the Gilead Warrant B, this warrant was out-of-the-money for all years presented.

13. Goodwill and impairment of goodwill

The following table illustrates the goodwill at December 31, 2023:

Cost	(Euro, in thousands)
On January 1, 2022	€—
Recognized on acquisition of subsidiaries	69,893
Exchange differences on goodwill	(80)
On December 31, 2022	€69,813
Exchange differences on goodwill	(256)
On December 31, 2023	€69,557

The goodwill resulting from both the acquisition of CellPoint (€62.4 million) and AboundBio (€7.1 million) was allocated to the same cash-generating unit, “CAR-T/Cell therapy” (which was the same as “oncology” before). The intangible assets acquired as a result of both business combinations were also allocated to this cash-generating unit, together with some other (in)tangible assets related to the “CAR-T/Cell therapy” cash-generating unit. The valuation method of the recoverable amount of this cash-generating unit is based on the fair value less costs of disposal.

The valuation technique that was applied to determine the fair value less costs of disposal of the cash-generating unit is a discounted cash flow method (“DCF”) with projected cash flows that cover a period of 17 years (in accordance with management's assumptions on patent protection of the underlying assets). The period considered exceeds five years because the main sales are expected for the period beyond 2029. The key assumptions used in this valuation (level 3 in the fair value hierarchy) of the recoverable amount of the underlying cash-generating unit were:

●	Probability of success of our clinical programs that is based on benchmarks in combination with management estimate. Probabilities of success are continuously evaluated in light of the progress of our portfolio.
●	Terminal growth rate of -50% reflecting the anticipated sales evolution beyond 2040
●	Discount rate of 13.72% (12.5% on December 31, 2022)

●	Future revenue and investment assumptions are based on management estimates of the overall cell therapy market, consistent with the assumptions that a market participant would make. Estimates about sales volumes and prices were verified against several external databases.

No impairment was identified per December 31, 2023.

Reference is made to note 27 “Business combinations during the prior period” for a detailed description of both business combinations.

14. Intangible assets other than goodwill

	Software & databases	Licenses, technology and in-process R&D	Exclusive rights	Contract costs	Total

	(Euro, in thousands)
Acquisition value
On January 1, 2022	€24,554	€39,929	€—	€15,384	€79,868
Impact of acquisitions of businesses	2,610	32,240	89,720		124,570
Additions	1,126	8,423			9,549
Sales and disposals	(913)	(36,298)			(37,211)
Translation differences		(36)			(36)
On December 31, 2022	27,377	44,258	89,720	15,384	€176,740
Additions	567	—	—		567
Sales and disposals	(930)	(948)			(1,878)
Translation differences		(139)			(139)
On December 31, 2023	€27,014	€43,171	€89,720	€15,384	€175,290

Amortization and impairment
On January 1, 2022	€11,977	€4,199	€—	€3,588	€19,765
Amortization	4,146	333	6,154	1,538	12,171
Impairment		35,666			35,666
Sales and disposals	(913)	(36,298)			(37,211)
Translation differences		(4)			(4)
On December 31, 2022	15,210	3,896	6,154	5,126	30,387
Amortization	4,291	1,426	11,637	1,538	18,892
Sales and disposals	(927)	(948)			(1,875)
Translation differences		(20)			(20)
On December 31, 2023	€18,574	€4,354	€17,791	€6,664	€47,384

Carrying amount
On December 31, 2022	€12,167	€40,362	€83,566	€10,258	€146,354
On December 31, 2023	€8,440	€38,817	€71,929	€8,720	€127,906

Impact of acquisition of businessess in 2022 refers to the acquisition of CellPoint and AboundBio. We refer to note 27 ‘Business combinations during the prior period’.

The exclusive rights refer to our exclusivity contract with Lonza and are depreciated until the beginning of March 2030, in accordance with the contract.

In 2022 we recorded an impairment of €26.7 million on previously capitalized upfront fees related to our collaboration with Molecure on the dual chitinase inhibitor OATD-01 (GLPG4716) in fibrosis, and impairments of €8.9 million on intangible assets related to other discontinued projects.

On December 31, 2023, our statement of financial position did not hold any internally generated assets capitalized as intangible asset.

15. Property, plant and equipment

FULLY OWNED	Land, buildings & leasehold improvements	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total

	(Euro, in thousands)
Acquisition value
On January 1, 2022	€26,131	€46,270	€7,829	€60,324	€140,555
Impact of acquisitions of businesses	29	2,117	108		2,254
Additions	914	5,688	3,438	19,296	29,336
Sales and disposals	(2,846)	(600)	(1,344)		(4,790)
Reclassifications	64,286	3,580	167	(68,033)	—
Translation differences	205	(15)	43		233
On December 31, 2022	88,719	57,040	10,241	11,587	167,588
Additions	6,754	6,472	268	3,329	16,823
Sales and disposals	(4,403)	(24,057)	(1,067)	(7,655)	(37,182)
Reclassifications	95	272	124	(491)	—
Reclassifications to assets in disposal group classified as held for sale	(739)		(249)		(988)
Translation differences	279	(49)	36		266
On December 31, 2023	€90,705	€39,678	€9,353	€6,770	€146,507

Depreciations and impairment
On January 1, 2022	€5,505	€24,749	€4,582	€—	€34,837
Depreciation	4,433	4,336	1,265		10,034
Sales and disposals	(2,173)	(574)	(1,328)		(4,075)
Translation differences	49	(1)	18		66
On December 31, 2022	7,814	28,510	4,537	—	40,862
Depreciation	4,603	4,355	1,290		10,248
Impairment				7,645	7,645
Sales and disposals	(1,194)	(13,676)	(827)	(7,645)	(23,342)
Reclassifications to assets in disposal group classified as held for sale	(161)		(129)		(290)
Translation differences	156	(11)	19		164
On December 31, 2023	€11,218	€19,178	€4,891	€—	€35,287

Carrying amount
On December 31, 2022	€80,905	€28,530	€5,704	€11,587	€126,726
On December 31, 2023	€79,487	€20,500	€4,463	€6,770	€111,220

The sales and disposals of 2023 mainly relate to the transaction with NovAlix. We refer to note 28 “Details of the NovAlix transaction” for more information.

The other tangible assets primarily consist of assets under construction, which are not yet available for use and therefore not yet depreciated as per December 31, 2023. In 2023 we recorded an impairment of €7.6 million on the construction project in Mechelen (Belgium), following a re-assessment of the project.

During 2022, the construction of our new building in Oegstgeest (the Netherlands) was completed which explains the reclassification from “other tangible assets” to “land, building and building improvements” for €64.3 million.

RIGHT-OF-USE	Land & building	Installation & machinery	Furniture, fixtures & vehicles	Total

	(Euro, in thousands)
Acquisition value

On January 1, 2022	€37,461	€593	€10,184	€48,239
Additions	703		3,603	4,306
Sales and disposals	(3,554)	(156)	(1,274)	(4,984)
Translation differences	224		(8)	216
On December 31, 2022	34,834	437	12,505	47,777
Additions	1,726		1,724	3,450
Sales and disposals	(11,497)	(186)	(1,897)	(13,580)
Reclassifications to assets in disposal group classified as held for sale	(2,091)		(4,683)	(6,774)
Translation differences	202		3	205
On December 31, 2023	€23,174	€251	€7,652	€31,078

Depreciations and impairment

On January 1, 2022	€12,500	€374	€3,569	€16,444
Depreciation	4,421	134	3,141	7,696
Sales and disposals	(2,602)	(156)	(1,235)	(3,993)
Translation differences	105		(2)	103
On December 31, 2022	14,424	352	5,473	20,250
Depreciation	3,342	57	3,450	6,849
Sales and disposals	(5,922)	(186)	(1,871)	(7,979)
Reclassifications to assets in disposal group classified as held for sale	(699)		(2,580)	(3,279)
Translation differences	134		1	135
On December 31, 2023	€11,279	€223	€4,473	€15,976

Carrying amount

On December 31, 2022	€20,410	€85	€7,032	€27,526
On December 31, 2023	€11,895	€28	€3,179	€15,101

		December 31,
		2023	2022

		(Euro, in thousands)
Carrying amount
Property, plant and equipment fully owned		€111,220	€126,726
Right-of-use		15,101	27,526
Total property, plant and equipment		€126,321	€154,252

The sales and disposals of 2023 mainly relate to the transaction with NovAlix. We refer to note 28 “Details of the NovAlix transaction” for more information.

We refer to note 24 Lease liabilities for a detail of the lease liabilities related to these right-of-use assets.

There are no pledged items of property, plant and equipment. There are also no restrictions in use on any items of property, plant and equipment.

16. Other non-current assets

Other non-current assets consisted of following items:

	December 31,
	2023	2022

	(Euro, in thousands)
Non-current restricted cash	€5,533	€4,569
Financial assets held at fair value through profit or loss	13,575	—
Non-current portion of upfront payment to NovAlix	4,656	—
Non-current portion of advance related to the NovAliX transaction	5,563	—
Other non-current assets	318	1,209
Total other non-current assets	€29,645	€5,778

Financial assets held at fair value through profit or loss on December 31, 2023 consisted of an equity instrument of a non-listed company. We have no restrictions on the sale of this equity instrument and the asset is not pledged under any of our liabilities. The fair value of this equity instrument was determined by reference to the initial transaction price (classified as level 3 in the fair value hierarchy).

We refer to note 28 “Details of the NovAlix transaction” for more information related to the upfront payment and the advance.

17. Research and Development incentives receivables

The table below illustrates the R&D incentives receivables related captions in the balance sheet at December 31, 2023 and 2022:

	December 31,
	2023	2022

	(Euro, in thousands)
Non-current R&D incentives receivables	€141,252	€119,941
Current R&D incentives receivables	37,436	26,126
Total R&D incentives receivables	€178,688	€146,067

The table below provides detailed information on the maturity of the non-current R&D incentives receivables reported in our statement of financial position at December 31, 2023.

	December 31, 2023
	Maturity date
	2025	2026	2027	2028	2029-2033	Total

	(Euro, in thousands)

French non-current R&D incentives receivables - discounted value	€11,495	11,511	5,578	—	—	€28,584

Belgian non-current R&D incentives receivables - discounted value	17,530	19,340	20,202	19,858	35,738	112,668

Total non-current R&D incentives receivables - discounted value	€29,025	€30,851	25,780	19,858	35,738	€141,252

18. Inventories

	December 31,
	2023	2022

	(Euro, in thousands)
Raw materials	€55,263	€39,071
Semi-finished products	12,598	5,791
Finished products	6,117	8,063
Total inventories	€73,978	€52,925

Finished goods consisted in full out of Jyseleca® finished products.

19. Trade and other receivables and other current assets

	December 31,
	2023	2022

	(Euro, in thousands)
Trade receivables	€17,494	€28,194
Prepayments	738	488
Other receivables	10,217	11,747
Trade and other receivables	28,449	40,429
Accrued income	508	11,277
Deferred charges	14,632	12,029
Other current assets	15,140	23,307
Total trade and other receivables & other current assets	€43,589	€63,735

Trade and other receivables decreased primarily due to the classification to assets held for sale for an amount of €15.8 million related to the trade and other receivables of the commercial entities which transferred to Alfasigma on January 31, 2024. The decrease in accrued income is due to the fact that accrued interest income on current financial investments is now included in the line ‘current financial investments’. We refer to note 3 for more information about this reclass of accrued interests.

On December 31, 2023, we did not have any provision for expected credit losses since we don’t have a history of credit losses and we are not aware of any forward-looking information that could materially influence the credit risk.

20. Current financial investments

	December 31,
	2023	2022

	(Euro, in thousands)
Money market funds	€1,316,805	€1,292,514
Treasury bills	742,025	749,835
Term deposits	1,458,868	1,543,596
Total current financial investments	€3,517,698	€3,585,945

Term deposits refer to non-cancellable term deposits with a maturity exceeding three months from the acquisition date. Our portfolio of treasury bills contains only AAA rated paper, issued by Belgium, Germany, France and Europe. Our money market funds portfolio consists of AAA short-term money market funds with a diversified and highly rated underlying portfolio managed by established fund management companies with a proven track record leading to an insignificant risk of changes in value. The funds have an important daily liquidity and can be easily converted to cash.

On December 31, 2023, our current financial investments included $830.9 million held in USD, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/USD exchange rate as our functional currency is EUR. This effect is embedded in the net exchange differences (for exchange differences on term deposits) and the fair value result of current financial investments (for exchange differences on money market funds) recognized in our consolidated income statement.

We refer to note 34 for more information on these current financial investments and to note 10 for more details about the fair value re-meaurements and currency exchange gains or losses in our consolidated income statement.

21. Cash and cash equivalents

	December 31,
	2023	2022

	(Euro, in thousands)
Cash at banks	€71,803	€458,117
Term deposits	95,000	50,000
Cash and cash equivalents from continuing operations	€166,803	€508,117
Cash and cash equivalents included in assets held for sale	7	—
Total cash and cash equivalents	€166,810	€508,117

Cash and cash equivalents may comprise cash at banks, bank deposits and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents at December 31, 2023 comprised a term deposit of €50.0 million of term deposits which had an original maturity longer than three months, but was readily convertible to cash without a significant penalty, and a term deposit with an original maturity less than three months of €45 million. All cash and cash equivalents are available upon maximum three month notice period and without significant penalty. Cash at banks were mainly composed of notice accounts and current accounts. Our credit risk is mitigated by selecting a panel of highly rated financial institutions for our deposits.

On December 31, 2023 our cash and cash equivalents included $34.5 million held in U.S.dollars, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S.dollar exchange rate as our functional currency is EUR. We refer to note 10 for more details about the exchange gains/losses recognized in our consolidated income statement.

22. Share capital

	2023	2022	2021

	(Euro, in thousands)
On January 1	€293,604	€292,075	€291,312
Share capital increase	333	1,530	763
Costs of capital increase	—	—	—
Share capital on December 31,	€293,937	€293,604	€292,075

Aggregate share capital	€356,445	€356,112	€354,582
Costs of capital increase (accumulated)	(62,507)	(62,507)	(62,507)
Share capital on December 31,	€293,937	€293,604	€292,075

HISTORY OF SHARE CAPITAL

The history of the share capital of Galapagos NV between January 1, 2021 and December 31, 2023 is as follows:

Date	Share capital increase due to exercise subscription rights (in thousands €)	Number of shares issued (in thousands of shares)	Aggregate number of shares after transaction (in thousands of shares)	Aggregate share capital after transaction (in thousands €)
January 1, 2021			65,412	€353,819
March 19, 2021	540	100
June 7, 2021	59	11
September 20, 2021	41	8
December 3, 2021	123	23
December 31, 2021			65,553	354,582
March 18, 2022	517	96
June 20, 2022	434	80
September 27, 2022	579	107
December 31, 2022			65,836	356,112
March 20, 2023	333	62
December 31, 2023			65,897	€356,445

On December 31, 2023, Galapagos NV’s share capital amounted to €356,445 thousand, represented by 65,897,071 shares. All shares were issued, fully paid up and of the same class.

All of the share issuances listed above were for cash consideration.

The below table summarizes the capital increases for the years 2021, 2022 and 2023.

(Euro, in thousands, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price subscription right	Closing share price on date of capital increase
					( in Euro/ subscription right)	( in Euro/ share)
On January 1, 2021	65,411,767	€291,312	€2,727,840	€3,019,153

March 19, 2021 : exercise of subscription rights	99,814	540	1,718	2,258	22.62	68.48

June 7, 2021 : exercise of subscription rights	10,940	59	266	325	29.73	61.78

September 20, 2021 : exercise of subscription rights	7,600	41	111	152	19.97	46.93

December 3, 2021 : exercise of subscription rights	22,600	123	456	579	25.61	41.72

On December 31, 2021	65,552,721	292,075	2,730,391	3,022,467

March 18, 2022 : exercise of subscription rights	95,500	517	1,643	2,160	22.61	57.38

June 20, 2022 : exercise of subscription rights	80,290	434	1,025	1,460	18.18	53.52

September 27, 2022 : exercise of subscription rights	107,000	579	2,497	3,076	28.75	44.49

On December 31, 2022	65,835,511	293,604	2,735,557	3,029,162

March 20, 2023 : exercise of subscription rights	61,560	333	1,437	1,770	28.75	35.47

On December 31, 2023	65,897,071	€293,937	€2,736,994	€3,030,932

Other information

	Ordinary shares	Total
Par value of shares (€)	5.41	5.41

The Board of Directors is authorized for a period of five years starting from the date of publication in the Annexes to the Belgian State Gazette of the Shareholders’ Resolution that granted the renewed authorization, to increase the share capital of Galapagos NV within the framework of the authorized capital through contributions in kind or in cash, with limitation or cancellation of the shareholders’ preferential subscription rights. Said authorization can be renewed. The authorized capital of Galapagos NV consists of two parts:

◾	A general authorization for capital increases up to 20% of the share capital at the time of convening the Shareholders’ Meeting of October 22, 2019 (i.e. €67,022,402.04) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. November 13, 2019. This general authorization will expire on November 12, 2024.
◾	A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening the Shareholders' Meeting of April 25, 2017 (i.e. €82,561,764.93), was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. May 31, 2017. This specific part of the authorized capital can, however, only be used in a number of specific circumstances and upon a resolution of the Board of Directors that all independent members of the Board of Directors (within the meaning of article 7:87 of the Belgian Companies Code) approve. The Board of Directors is currently not authorized to increase the share capital after notification by the FSMA (Financial Services and Markets Authority) of a public takeover bid on Galapagos NV’s shares. The specific authorization expired on May 30, 2022.

As of December 31, 2023, an amount of €16,566,540.17 still remained available under the general part of the authorized capital.

23. Deferred tax

The following table shows the movements in deferred tax assets and deferred tax liabilities:

	DEFERRRED TAX ASSETS
	Retirement benefit liabilities	Tax loss carryforward	Property, plant and equipment	Other	Total deferred tax assets

	(Euro, in thousands)

On January 1, 2022	€776	€3,133		€122	€4,032

Credited/charged (-) to profit or loss	17	(1,797)		165	(1,615)
Reclassification		(275)			(275)
Charged to other comprehensive income	(795)				(795)
Exchange differences	22			(6)	15

On December 31, 2022	19	1,061	€—	281	1,363

Credited/charged (-) to profit or loss		(1,061)	298	692	(72)
Reclassification to assets/liabilities held for sale				(292)	(292)
Charged to other comprehensive income	132				132
Exchange differences	8		(6)	(6)	(4)

On December 31, 2023	€159	€—	€292	€675	€1,126

	DEFERRED TAX LIABILITIES
	Intangible assets other than goodwill	Other	Total deferred tax liabilities

	(Euro, in thousands)

On January 1, 2022	€—		€—

Impact of acquisition of businesses	(23,265)		(23,265)
Credited/charged (-) to profit or loss	2,842		2,842
Reclassification	275		275

On December 31, 2022	(20,148)	€—	(20,148)

Credited/charged (-) to profit or loss	(1,458)	(2,019)	(3,477)
Exchange differences	18		18

On December 31, 2023	€(21,588)	€(2,019)	€(23,607)

The unrecognized deferred tax assets on December 31, 2023 amount to €326.8 million (as compared to €460.1 million on December 31, 2022).

The total amount of tax attributes and deductible temporary differences at December 31, 2023 amounted to €1,722.2 million (2022: €1,882.5 million, 2021: €1,653.7 million). This is composed of i) consolidated tax losses carried forward and deductible temporary differences at December 31, 2023 amounting to €1,312.2 million (2022: €1,516.6 million; 2021: €1,343.2 million), and (ii) innovation income deduction, dividend received deduction and investment deduction carried forward at December 31, 2023 amounting to €410.0 million (2022: €365.9 million; 2021: €310.5 million).

The available tax losses carried forward that can be offset against possible future taxable profits amounted to €798.7 million on December 31,2023 and can be carried forward for an indefinite period except for an amount of €2.2 million in the United States with expiry date between 2028 and 2034. On December 31, 2023, the available tax losses carried forward in Galapagos NV (Belgium) amounted to €757.9 million. In addition to the latter, Galapagos NV (Belgium) also benefits from the Belgian innovation income deduction regime which led to report, on December 31, 2023, a carried forward tax deduction of €390.3 million (2022: €346.2 million; 2021: €301.3 million) that can also be offset against possible future taxable results. In addition, Galapagos NV (Belgium) also has available investment deduction carried forward of €1 million (2022 and 2021: €1 million) and a dividend received deduction carryforward of €18.7 million (2022: €18.7 million, 2021: €8.2 million) that can be offset against possible future taxable profits. There is no limit in time for the innovation income deduction, the dividend received deduction carryforward and investment deduction carried forward.

With the exception of 2019 and 2023, we have a history of losses. We forecast to continue incurring taxable losses in the foreseeable future as we continue to invest in clinical and preclinical development programs and discovery platforms. Consequently, no net deferred tax asset was recognized as at December 31, 2023, except for our subsidiaries operating on a cost plus basis for which deferred tax assets were recognized for €1.1 million (2022: €1.1 million and 2021: €4.0 million).

Net deferred tax liabilities were initially calculated based on the fair value of the intangible assets identified from the acquisition of CellPoint and AboundBio, adjusted by considering the related recognizable deferred tax assets. We refer to note 27 for more information on the purchase price allocation of the business combinations.

24. Lease liabilities

	December 31,		December 31,
	2023	2022	2023	2022

	(Euro, in thousands)		(Euro, in thousands)
	Lease payments		Present value of lease payments
Lease liabilities

Within one year	€4,779	€7,507	€4,652	€7,209
In the second to fifth years inclusive	5,031	14,401	4,944	14,100
After five years	—	609	—	592
	€9,810	€22,517	€9,596	€21,901

Less future finance charges	214	616
Present value of lease liabilities	€9,596	€21,901

Less amount due for settlement within 12 months	4,652	7,209	4,652	7,209
Amount due for settlement after 12 months	€4,944	€14,692	€4,944	€14,692

We refer to note 15 Property, plant and equipment, for details on the right-of-use assets.

25. Trade and other liabilities and other non-current liabilities

	December 31,
	2023	2022

	(Euro, in thousands)
Trade and other liabilities	€134,653	€133,298
Current contingent consideration related to milestones CellPoint	—	8,485
Current deferred consideration payable CellPoint	—	6,222
Current financial instruments	—	19
Accrued charges	548	651
Total trade and other liabilities	€135,201	€148,675

Non-current contingent consideration related to milestones CellPoint	€20,972	€13,582
Other non-current liabilities	10,598	8,226
Total other non-current liabilities	€31,570	€21,808

The decrease in total trade and other liabilities can be largely explained by the payment of deferred consideration related to the acquisition of CellPoint.

The contingent consideration arrangement relating to the acquisition of CellPoint requires us to pay the former owners of CellPoint additional considerations up to €100.0 million. This amount is due when certain sequential development (€20.0 million), regulatory (€30.0 million) and sales-based (€50.0 million) milestones would be achieved. Total fair value at acquisition date of these milestones amounted to €20.2 million at acquisition date.

The fair value measurement is based on significant inputs that are not observable in the market, which are classified as Level 3 inputs. Key assumptions in the valuation at December 31, 2022 included a discount rate of 12.5%, an appropriate probability of success of reaching these milestones and expected timing of these milestones, in line with the timelines and probabilities used in our impairment test of the CAR-T business.

As per December 31, 2023 changes were made to the discount rate (13.72%) and the timing of the milestones. The only impact that was recognized compared to the date of acquisition is the discounting effect. This is recognized on the line “other financial income”. A change in probabilities of success by 5 percentage points would result in a change of €3.0 million in the total contingent consideration liability on December 31, 2023.

26. Deferred income

The movement in the non-current and current deferred income is detailed in the table below.

	Gilead collaboration agreement for filgotinib	Gilead collaboration agreement for drug discovery platform (1)	Other deferred income	Total

	(Euro, in thousands)

On January 1, 2022	€604,875	€1,759,828	€—	€2,364,701
Of which current portion :	190,018	229,848	—	419,866

Upfront received	18,238			18,238
Significant financing component (2)	7,672			7,672

Revenue recognition of upfront	(139,655)	(230,423)		(370,078)
Revenue recognition of milestones	(34,777)			(34,777)

Other movements			3,474	3,474

On December 31, 2022	€456,352	€1,529,405	€3,474	1,989,230
Of which current portion :	133,470	230,022	2,139	365,631

Reclassification to liabilities directly associated with assets in disposal group classified as held for sale			(60)	(60)
Significant financing component (2)	(645)			(645)

Revenue recognition of upfront	(361,412)	(230,242)		(591,654)
Revenue recognition of milestones	(68,027)			(68,027)

Other movements			(1,382)	(1,382)

On December 31, 2023	€26,268	€1,299,163	€2,032	€1,327,463
Of which current portion :	25,054	230,070	1,146	256,270
(1)	The upfront received and the outstanding balance comprise the issuance liabilities for the warrants and the upfront payment allocated to the drug discovery platform.
(2)	With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a sigificant financing component reflecting the time value of money on the estimated recognition period

We refer to note 2 for a detail of the allocation of the transaction price received from Gilead and to note 5 and note 7 for a description of our revenue recognition.

27. Business combinations during the prior period

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

The main reason for these acquisitions was to position ourselves in next-generation cancer therapy market and to significantly broaden our portfolio and capabilities. The goal is to expand the current market for CAR-T therapies and have an important impact on patients in need of additional and improved treatment options.

Details of the fair value of identifiable assets and liabilities acquired in both transactions, the purchase consideration, the goodwill at the acquisition date and the net cash outflow arising on acquisition are as follows:

	June 21, 2022

	(Euro, in thousands)
	CellPoint			AboundBio			Total
	Book value	Adjustment	Fair value	Book value	Adjustment	Fair value
Intangible assets other than goodwill		€120,517	€120,517		€4,053	€4,053
Property, plant and equipment	€1,289		1,289	€965		965
Other non-current assets	81		81	4		4
Trade and other receivables	162		162	-		-
Cash and cash equivalents	3,179		3,179	4,279		4,279
Other current assets	1,254		1,254	536		536
Deferred tax liabilities	-	(22,368)	(22,368)	-	(907)	(907)
Trade and other liabilities	(32,789)		(32,789)	(587)		(587)
Current deferred income	-		-	(474)		(474)
Net assets acquired	(26,824)	98,149	71,325	4,723	3,146	7,869

Consideration paid in cash			107,750			14,976
Fair value re-measurement of previously held equity investment			-			342
Deferred consideration			5,808			-
Fair value of contingent consideration			20,211			-
Fair value of total consideration			133,769			15,318

Goodwill			62,444			7,449
Exchange differences on goodwill			-			(80)
Goodwill in the balance sheet at December 31, 2022			€62,444			€7,369	€69,813

Net cash outflow arising on acquisition (2022)

Consideration paid in cash			107,750			14,976
Less: cash and cash equivalents balances acquired			(3,179)			(4,279)
Cash out from acquisition of subsidiaries, net of cash acquired (paid in 2022)			€104,571			10,698	€115,270

Cash used in operating activities for other liabilities related to the acquisition of subsidiaries (2022)			€28,164				€28,164

Cash out from acquisition of subsidiaries (payment of deferred consideration in 2023)			€7,000				€7,000

As part of the acquisitions, we identified the following acquired intangible assets:

●	IPR&D: in-process research and development related to two CD19 CAR-T product candidates in Phase 1/2a clinical studies. The fair value at acquisition date (€28.2 million) was based on the relief from royalty method.
●	Exclusive rights: through the acquisition of Cellpoint we acquired on the one hand a collaboration agreement between Cellpoint and Lonza providing the exclusive right to use the automated Lonza Cocoon® Platform in the development and commercialization of CAR-T cell products, and secondly, a collaboration agreement between Cellpoint and Hypertrust providing exclusivity to use the jointly developed XCellit® software for workflow management and monitoring for the manufacturing of the CAR-T cells using the Lonza Cocoons® Platform. The fair values at acquisition date amounted to €89.7 million and €2.6 million respectively. A with and without method was retained to value the exclusivity with Lonza and the XCellit® software was valued based on the applicable royalty rate in the contract.
●	Technology: through the acquisition of AboundBio, we acquired a fully human antibody-based therapeutics platform which was valued at €4.1 million at the time of acquisition.

We assessed that the carrying value of all other acquired assets and assumed liabilities approximate their fair value at acquisition date.

The goodwill arising from both transactions totaling €69.8 million was attributable to buyer specific synergies, the value of the assembled workforce and the accounting for net deferred tax liabilities for a total amount of €23.3 million, consisting of deferred tax liabilities on the acquired intangible assets of €32.3 million less recognized deferred tax assets of €9.0 million.

The acquisition costs related to both transactions were considered not to be material and were recognized in our consolidated income statement on the line "general & administrative expenses”.

28. Details of the NovAlix transaction

We completed the integrated drug discovery collaboration transaction with NovAliX on June 30, 2023, effective as from July 1, 2023. Under the terms of the agreement, Galapagos’ drug discovery and research activities conducted in Romainville, France, and Galapagos’ employees in Romainville, which are exclusively dedicated to the operation of these activities, were transferred to NovAliX who will assume all ongoing research and discovery activities in Romainville, and this for no consideration. In return, Galapagos is committed to utilizing the research capabilities and expertise of NovAliX through a five year-collaboration and within the context of the company’s R&D portfolio, resulting in a total commitment of €73.8 million on June 30, 2023 (€63.9 million on December 31, 2023).

The collaboration agreement and sale and purchase agreement were negotiated as a package with one single commercial objective and with an agreed consideration for the transaction as a whole.

The impact of the transfer of activities and personnel (reference is made to the table below) was treated as an advance for future services to be obtained from NovaliX throughout the five years collaboration. This advance will gradually be released through profit or loss, in line with the purchase commitment towards NovAliX over the five year period of the collaboration between us and NovAliX. The part still to be released on December 31, 2023 has been presented in the statement of financial position as other current asset (€2.7 million) and other non-current asset (€5.6 million).

June 30,
2023
(Euro, in thousands)

Loss on sale of fixed assets	€12,506
Result of transfer of retirement benefit liability	(3,022)
Result of transfer of right-of-use asset	174
Advance related to the NovAliX transaction	€9,658

Furthermore we made an upfront payment to NovAliX of €8.3 million on closing of the transaction which is a prepayment for the future purchase commitment for the following five years. The remaining part has been presented in our statement of financial position on December 31, 2023 as other current asset (€2.4 million) and other non-current asset (€4.7 million).

29. Note to the cash flow statement

The following table details the adjustments related to the operating cash flow:

	December 31,
	2023	2022	2021

	(Euro, in thousands)
Adjustment for non-cash transactions
Depreciation and impairment	€43,642	€65,566	€34,636
Share-based compensation expenses	56,718	88,506	70,726
Increase/decrease (-) in retirement benefit obligations and provisions	11	136	(2,347)
Unrealized exchange losses/gains (-) and non-cash other financial result	19,908	(41,970)	(57,073)
Discounting effect of non-current deferred income	(645)	7,672	9,289
Discounting effect of other non-current liabilities	(318)	2,271	—
Fair value re-measurement of warrants	(18)	(186)	(2,960)
Net change in fair value of current financial investments	(22,690)	(6,929)	(119)
Fair value adjustment financial assets held at fair value through profit or loss	390	—	4,919
Other non-cash expenses	2,292	2,229	648
Total adjustment for non-cash transactions	€99,291	€117,296	€57,718

Adjustment for items to disclose separately under operating cash flow
Interest expense	€1,867	€6,967	€11,656
Interest income	(79,319)	(14,344)	(2,853)
Tax expense	11,689	2,844	2,423
Total adjustment for items to disclose separately under operating cash flow	€(65,763)	€(4,533)	€11,227

Adjustment for items to disclose under investing and financing cash flows
Gain on disposal of subsidiaries	€—	€—	€(22,191)
Gain on sale of fixed assets	(1,091)	(23)	—
Realized exchange gain on sale of current financial investments	—	—	(6,645)
Investment income related to current financial investments	(15,597)	(3,766)	(12)
Total adjustment for items to disclose separately under investing and financing cash flow	€(16,688)	€(3,789)	€(28,847)

Change in working capital other than deferred income
Increase in inventories	€(24,076)	€(34,588)	€(21,168)
Increase (-)/ decrease in receivables	(39,114)	68,984	79,859
Increase/decrease (-) in liabilities	31,817	(2,083)	(35,353)
Total change in working capital other than deferred income	€(31,373)	€32,313	€23,337

30. Off-balance sheet arrangements

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

On December 31, 2023, we had outstanding obligations for future purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

			(Euro, in thousands)

Purchase commitments	€408,521	€237,495	143,532	25,768	1,727

On December 31, 2022, we had outstanding obligations for future purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

			(Euro, in thousands)
Purchase commitments	€398,627	€240,237	€136,560	€20,797	€1,032

Our purchase commitments at the end of the year 2023 included €239.6 million related to projects in development phase (2022: €243.6 million), €79.0 million for projects in discovery research phase (2022: €20.9 million), €45.9 million for shared services (2022: €49.4 million), €29.9 million for commercial and medical affairs (2022: €36.0 million), and €14.2 million related to Jyseleca® product supply chain (2022: €48.8 million).

At year end 2023, our purchase commitments towards NovAliX amounted to €63.9 million and were included in the €79.0 million related to discovery research. We refer to notes 2 and 28 for more information about the transaction with NovAliX.

At the end of the year 2023, €139.1 million of our purchase commitments related to the Jyseleca® discontinued operations transferred to Alfasigma on January 31, 2024, in which €110.8 million related to the filgotinib clinical development and €21.2 million related to commercial and medical affairs activities.

At the end of the year 2023, we have remaining short-term contractual cost sharing obligations related to the termination of our collaboration agreement with Gilead for filgotinib, before its transfer to Alfasigma, amounting to €12.3 million.

We entered into a license agreement with another pharmaceutical company. Under the terms of this agreement we have the obligation to pay potential milestones, which are dependent on successful completion of certain development and commercial milestones, as detailed in the agreement. At December 31, 2023 this commitment amounts to €243.5 million on an undiscounted and non-risk adjusted basis. This amount represents the maximum amount that would be paid if all milestones would be achieved but excludes variable royalty payments based on unit sales.

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

On May 5, 2023 the Board of Directors issued “Subscription Right Plan 2023 BE”, “Subscription Right Plan 2023 RMV” and “Subscription Right Plan 2032 ROW”, for a total of 1,538,400 subscription rights (after acceptance by the beneficiaries), within the framework of the authorized capital.

Following table shows when a subscription right becomes exercisable, per issued plan:

Subscription right exercisable as from:	Cliff vesting	Graded vesting
		First tranche of 25%	Second tranche of 25%	Third tranche of 50%
Subscription right plans before 2021	First day after end of third calenderyear following the grant	—	—	—
Subscription right plan 2021BE	First day after end of third calenderyear following the grant	—	—	—
Subscription right plan 2021RMV and ROW	—	January 1, 2023	January 1, 2024	January 1, 2025
Subscription right plan 2022 (A)	—	January 1, 2023	January 1, 2024	January 1, 2025
Subscription right plan 2022 (B)	January 1, 2026	—	—	—
Subscription right plan 2022BE	January 1, 2026	—	—	—
Subscription right plan 2022RMV and ROW	—	January 1, 2024	January 1, 2025	January 1, 2026
Subscription right plan 2023BE	January 1, 2027	—	—	—
Subscription right plan 2023RMV and ROW	—	January 1, 2025	January 1, 2026	January 1, 2027

In the event of a change of control over Galapagos NV, all outstanding subscription rights vest immediately and will be immediately exercisable.

The table below sets forth a summary of subscription rights outstanding and exercisable at December 31, 2023, per subscription right plan:

				Outstanding					Outstanding	Exercisable
				per	Granted	Exercised	Forfeited	Expired	per	per
	Allocation	Expiry	Exercise	January 1,	during	during	during	during	December 31,	December 31,
Subscription right plan	date	date	price (€)	2023	year	year	year	year	2023	2023
2015	04/30/2015	04/29/2023	28.75	63,223		(61,560)	(1,663)		—	—
2015 (B)	12/22/2015	12/21/2023	49.00	241,500				(241,500)	—	—
2015 RMV	12/22/2015	12/21/2023	49.00	35,000				(35,000)	—	—
2016	1/6/2016	05/31/2024	46.10	325,500					325,500	325,500
2016 RMV	1/6/2016	05/31/2024	46.10	69,000					69,000	69,000
2016 (B)	01/20/2017	01/19/2025	62.50	10,000					10,000	10,000
2017	05/17/2017	05/16/2025	80.57	590,000			(5,000)		585,000	585,000
2017 RMV	05/17/2017	05/16/2025	80.57	127,500			(5,000)		122,500	122,500
2018	04/19/2018	04/18/2026	79.88	974,995			(10,000)		964,995	964,995
2018 RMV	04/19/2018	04/18/2026	79.88	137,500			(5,000)		132,500	132,500
2019	10/4/2019	9/4/2027	95.11	1,216,990			(8,750)		1,208,240	1,208,240
2019 RMV	10/4/2019	9/4/2027	95.11	186,000			(8,750)		177,250	177,250
2020	04/17/2020	04/16/2028	168.42	1,458,244			(88,627)		1,369,617	1,317,779
2020RMV	04/17/2020	04/16/2028	168.42	209,075			(15,775)		193,300	193,300
2021BE	04/30/2021	04/29/2029	64.76	1,041,148			(8,542)		1,032,606
2021RMV	04/30/2021	04/29/2029	64.76	257,700			(31,404)		226,296	117,030
2021ROW	04/30/2021	04/29/2029	64.76	783,375			(115,879)		667,496	356,418
2022 (A)	01/13/2022	12/1/2030	46.18	30,000					30,000	15,000
2022 (B)	01/26/2022	01/25/2030	50.00	1,000,000					1,000,000
2022BE	6/5/2022	5/5/2030	57.46	831,542			(13,714)		817,828
2022BE	5/8/2022	5/5/2030	51.58	78,000					78,000
2022RMV	6/5/2022	5/5/2030	57.46	242,714			(39,250)		203,464	50,770
2022ROW	6/5/2022	5/5/2030	57.46	847,850			(142,350)		705,500	176,256
2022ROW	5/8/2022	4/8/2030	51.58	60,000					60,000	15,000
2023BE	5/5/2023	4/5/2031	35.11	—	611,000		(1,972)		609,028
2023RMV	5/5/2023	4/5/2031	35.11	—	110,000		(7,500)		102,500
2023ROW	5/5/2023	4/5/2031	35.11	—	597,400		(35,500)		561,900
2023BE	06/15/2023	06/14/2031	38.58	—	200,000				200,000
2023ROW	11/17/2023	4/5/2031	32.99	—	20,000				20,000
Total				10,816,856	1,538,400	(61,560)	(544,676)	(276,500)	11,472,520	5,836,538

		Weighted
		average
		exercise
	Subscription rights	price (Euro)
Outstanding on January 1, 2021	6,929,111	€103.95
Exercisable on December 31, 2020	1,168,967	37.84

Granted during the period	2,493,433	64.76
Forfeited during the year	(701,753)	118.53
Exercised during the period	(140,954)	23.51
Expired during the year	—	—
Outstanding on December 31, 2021	8,579,837	€92.69
Exercisable on December 31, 2021	1,751,013	56.64

Granted during the period	3,127,239	54.71
Forfeited during the year	(607,430)	100.00
Exercised during the period	(282,790)	23.68
Expired during the year	—	—
Outstanding on December 31, 2022	10,816,856	€83.12
Exercisable on December 31, 2022	2,574,218	70.26

Granted during the period	1,538,400	35.53
Forfeited during the year	(544,676)	80.31
Exercised during the period	(61,560)	28.75
Expired during the year	(276,500)	49.00
Outstanding on December 31, 2023	11,472,520	€77.93
Exercisable on December 31, 2023	5,836,538	101.93

The table below sets forth the inputs into the valuation of the subscription rights.

	2023BE	2023RMV/ROW		2022 (A)	2022 (B)
	May 5 & June 15	May 5 & November 17		January 13	January 26
Weighted average exercise price (€)	€35.97	€35.05		€46.18	€50.00
Weighted average share price at acceptance date (€)	€38.53	€38.63		€46.21	€56.67
Weighted average fair value at the acceptance date (€)	€16.61	€15.96		€16.10	€24.53
Weighted average estimated volatility (%)	36.89	36.67		41.80	40.80
Weighted average expected life of the subscription rights (years)	6.14	5.38		4.72	5.95
Weighted average risk free rate (%)	2.77	2.74		(0.13)	0.67
Expected dividends	None	None		None	None

	2022BE	2022 RMV/ROW	2022BE/ROW	2021	2021 RMV/ROW
	May 6	May 6	August 6	April 30	April 30
Exercise Price (€)	€57.46	€57.46	€51.58	€64.76	€64.76
Weighted average share price at acceptance date (€)	€51.64	€51.64	€44.55	€61.10	€61.10
Weighted average fair value at the acceptance date (€)	€20.73	€18.92	€17.07	€22.72	€20.68
Weighted average estimated volatility (%)	42.59	42.65	41.75	40.73	40.61
Weighted average expected life of the subscription rights (years)	6.37	5.36	5.68	6.43	5.36
Weighted average risk free rate (%)	1.33	1.26	2.70	(0.21)	(0.29)
Expected dividends	None	None	None	None	None

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

Our share based compensation expense in 2023 in relation to subscription right plans amounted to €56,718 thousand (2022: €88,506 thousand; 2021: €70,726 thousand), of which €36.628 thousand (2022: €62.003 thousand, 2021: €52.131 thousand) for continuing operations and €20.090 thousand (2022: €26.503 thousand, 2021: €18.595 thousand) for discontinued operations.

The following table provides an overview of the outstanding subscription rights per category of subscription right holders at December 31, 2023, 2022 and 2021.

Category

	December 31,
	2023	2022	2021 (1)

	(in number of subscription rights)
Members of the Board of Directors	7,500	75,000	157,560
Members of the Executive Committee	1,670,500	1,864,000	1,965,000
Personnel	9,794,520	8,877,856	6,457,277
Total subscription rights outstanding	11,472,520	10,816,856	8,579,837

The outstanding subscription rights at the end of the accounting period have an average exercise price of €77.93 (2022: €83.10; 2021: €92.69) and a weighted average remaining expected life of 1,728 days (2022: 1,914 days; 2021: 1,955 days).

RESTRICTED STOCK UNITS RSUs

Each RSU represents the right to receive, at Galapagos’ discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date, in accordance with the terms and conditions of the relevant RSU program.

We currently have the following restricted stock unit (RSU) programs:

●	Plan 2020.I, Plan 2021.I and Plan 2022.I and Plan 2023.1: these plans are intended to provide a long-term incentive to certain of our employees and members of the Executive Committee;
●	Plan 2020.II, Plan 2021.II, Plan 2021.IV, Plan 2022.II and Plan 2023.II: these plans are designed with the aim to retain a specific group of our key employees and members of the Executive Committee whose retention is considered so important for our future performance that an additional incentive is desired. The beneficiaries are nominated by the Remuneration Committee and the Board of Directors approves the list of beneficiaries. The four-year vesting period is designed to be aligned with long-term shareholder interests;
●	Plan 2021.III and Plan 2022.III: these plans are intended to compensate employees who transferred from Gilead to us in the framework of the transfer of European commercialization rights for the long-term incentive plans within Gilead under which unvested RSU awards lapsed upon transfer out of the Gilead group. These employees received a one-time Restricted Stock Units grant from us.

The main characteristics of all these plans are as follows:

●	the RSUs are offered for no consideration;
●	generally four-year vesting period, with 25% vesting each year, except for some plans or some beneficiaries for which the RSUs will all vest at the same time three years after the offer date (bullet vesting); vest 50% after two years and 50% after three years or vest over three years with 34% vesting the first year and 33% in each of the remaining two years;
●	payout will be in cash or shares, at Galapagos’ discretion, it being understood that in respect of members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive;
●	any unvested RSUs are forfeited upon termination of service before the vesting date.

The table below sets forth a summary of RSUs outstanding at December 31, 2023, per RSU plan:

		Outstanding				Outstanding
		per	Granted	Forfeited	Paid in cash	per
	Offer	January 1,	during	during	during	December 31,
RSU plan	date	2023	year	year	year	2023
Plan 2019.II.	10/16/2019	12,931		(768)	(12,163)	—
Plan 2020.I.	06/05/2020	17,110		(2,558)	(9,361)	5,191
Plan 2020.II.	07/05/2020	17,626		(6,530)	(8,335)	2,761
Plan 2021.I.	05/05/2021	92,600		(23,150)	(26,621)	42,829
Plan 2021.II.	05/06/2021	22,341		(7,447)	(5,416)	9,478
Plan 2021.III.	06/03/2021	16,259		(2,636)	(8,207)	5,416
Plan 2021.IV.	09/24/2021	101,838		(52,462)	(33,946)	15,430
Plan 2022.I.	03/05/2022	194,638		(49,844)	(41,486)	103,308
Plan 2022.II.	5/05/2022 - 5/08/2022	249,000		(83,602)	(59,270)	106,128
Plan 2022.III.	07/06/2022	11,752		(349)	(5,873)	5,530
Plan 2023.I.	08/05/2023		401,962	(35,380)		366,582
Plan 2023.II.	9/05/2023 - 15/06/2023 - 17/11/2023		518,548	(5,748)		512,800
Total		736,095	920,510	(270,474)	(210,678)	1,175,453

	2023	2022	2021

	(in number of RSUs)
Outstanding on January 1,	736,095	657,803	313,596

Granted during the year	920,510	470,273	511,518
Forfeited during the year	(270,474)	(172,885)	(74,873)
Paid in cash during the year	(210,678)	(219,096)	(92,438)
Outstanding on December 31,	1,175,453	736,095	657,803

The RSUs are measured based on the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the reporting period and they are re-measured at each reporting date. We recognize the corresponding expense and liability over the vesting period. The total liability relating to outstanding RSUs on December 31, 2023 amounted to €13.8 million (2022: €12.9 million, 2021: €11.3 million).

The following table provides an overview of the outstanding RSUs per category of RSU holders on December 31, 2023, 2022 and 2021.

	December 31,
	2023	2022	2021

	(in number of RSUs)
Members of the Executive Committee	438,738	332,038	384,340
Personnel	736,715	404,057	273,463
Total outstanding RSUs	1,175,453	736,095	657,803

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

By exercising Warrant A on November 6, 2019 Gilead increased its ownership in Galapagos to 25.10% of the then outstanding shares. Gilead further increased its ownership to 25.84% at December 31, 2019. Gilead’s ownership then diluted to 25.38% at December 31, 2022 and to 25.35% at December 31, 2023, due to four capital increases resulting from the exercise of subscription rights under employee subscription right plans in the course of respectively 2022 (three capital increases) and 2023 (one capital increase).

The presumption of significant influence is also confirmed by the fact that Gilead has the right, for as long as it holds more than 20% of Galapagos’ share capital, to appoint two Investor Board Designees to Galapagos’ Board of Directors, out of a total of nine.

The following table details our relation with Gilead:

	December 31,
	2023	2022	2021

	(Euro, in thousands)

Trade and other receivables (1)	€5,198	€7,877	€88,246
Trade and other payables	585		€11,580

	Year ended December 31,
	2023	2022	2021

	(Euro, in thousands)

Revenues recognized related to the performance obligation for the drug discovery platform	€230,242	€230,423	€230,582
Revenues recognized related to the filgotinib performance obligation (2)	429,439	174,432	235,709
Royalty income related to the commercialization of filgotinib	9,466	10,726	3,757
Cost reimbursements related to the development of GLPG1690 (3)	299	411	18,055
Cross charges from and to Gilead relating to filgotinib (4)	3,643	(2,374)	(81,334)
Costs (-)/deduction of costs relating to our 50/50 profit/(cost) share mechanism (5)
included in sales and marketing expenses	—	31	59,699
included in research and development expenditure	—	(31)	7,026
Purchase of raw materials, semi-finished products and finished products of Jyseleca	€—	€13,539	€24,867

(1) Consisting on December 31, 2023 of filgotinib development cost sharing receivables of €2.5 million and royalties receivables of €2.4 million, consisting on December 31, 2022 of filgotinib development cost sharing receivables of €5.1 million and royalties receivables of €2.6 million, consisting on December 31, 2021 of €50 million receivables relating to the in 2020 modified collaboration for filgotinib, €12.6 million related to the transfer of the DIVERSITY trial from Gilead to us, and €23.8 million of filgotinib profit and cost sharing receivables (all paid in 2022).

(2) Upfront and milestone payments recognized in accordance with the percentage of completion of the underlying obligation.

(3) Shown as decrease of research and development expenditure.

(4) Net amount shown as an (increase)/decrease of research and development expenditure.

(5) Profit/cost share mechanism came to an end beginning of 2022.

As at December 31, 2023 we have two outstanding performance obligations under IFRS 15 towards Gilead, being the performance obligation related to our drug discovery platform and the performance obligation relating to filgotinib before its transfer to Alfasigma on January 31, 2024, following the closing of the transaction for the transfer of the Jyseleca® business. This results in an outstanding deferred income balance of €1.3 billion for the drug discovery platform (including the warrant issuance liability relating to subsequent warrant B) and €26.3 million for the performance obligation relating to filgotinib.

A detailed explanation of our transactions with Gilead in 2021, 2022 and 2023 can be found in the section titled Agreements with major Galapagos NV shareholders. There are no other shareholders or other entities who, solely or jointly, control Galapagos or exercise significant influence over Galapagos.

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

Remuneration of key management personnel

On December 31, 2023, our Board of Directors consisted of nine members: Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), Mr. Simon Sturge, Dr. Susanne Schaffert, , Mr. Peter Guenter, Mr. Daniel O’Day, Dr. Linda Higgins, Dr. Elisabeth Svanberg, Mr. Jérôme Contamine and Dr. Dan Baker.

During its meeting of June 12, 2023, the Board of Directors appointed Dr. Susanne Schaffert by cooptation as a non-executive independent Director, replacing Dr. Rajesh Parekh who stepped down on June 10, 2023.

During its meeting of September 19, 2023, the Board of Directors appointed Mr. Simon Sturge by cooptation as a non-executive independent Director, replacing Dr. Mary Kerr who stepped down on September 18, 2023.

Dr. Susanne Schaffert’s and Mr. Simon Sturge’s appointments will be submitted for confirmation to the Company’s Annual Shareholders’ Meeting which will be held on April 30, 2024.

Effective from January 1, 2020, Galapagos no longer grants any subscription rights to members of the Board of Directors, taking into account the stricter rules of the Belgian Companies Code. Prior to 2020, Board members were granted subscription rights.

Effective from April 26, 2022, our new CEO, Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, has been appointed as the Chair of the Board of Directors of Galapagos. The CEO will only be remunerated for the performance of its executive functions as CEO and is not entitled to any additional remuneration for its mandates of Chair of the Board of Directors or of any Committee.

The remuneration package of the members of key management personnel comprises:

	Year ended December 31,
	2023	2022	2021
Remuneration of key management personnel:
Euro, in thousands (except for the number of subscription rights and RSUs)
Short-term benefits to executive Committee members as a group (1)	€3,902	€3,444	€4,264
Board fees for members of the Board of Directors	749	740	750
Post-employment benefits (2)	209	240	399
Severance package (3)	3,150	—	802
Subscription rights granted in the year
Number of subscription rights granted in the year to Executive Committee members as a group	325,000	1,124,000	275,000
Total cost of subscription rights granted in the year under IFRS 2	€5,163	€27,010	€5,629
Number of RSUs granted in the year
Total number of RSUs granted in the year to Executive Committee members as a group (1)(4)	331,066	200,478	254,560

(1) Dr. Wigerinck was a member of the Executive Committee (formerly Management Board) until November 30, 2021. His remuneration and benefits are included in the overview for the financial year 2021. Mr. Onno Van de Stolpe was our CEO and Executive Committee member until March 31, 2022, Dr. Andre Hoekema was our CBO and Executive Committee member until October 31, 2022 and Dr. Walid Abi-Saab was our CMO and Executive Committee member until December 31, 2022. Their (prorated) remuneration and benefits are included in the overview for the financial years 2021 and 2022. Effective as of April 1, 2022, Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, is our CEO and Chair of the Executive Committee. His (prorated) remuneration is included in the overview for the financial years 2022 and 2023. Mr. Bart Filius was a member of the Executive Committee until June 30, 2023 and Mr. Michele Manto was a member of the Executive Committee until December 31, 2023. Their (prorated) remuneration and benefits are included in the overview for the financial years 2021, 2022 and 2023. Ms. Valeria Cnossen and Ms. Annelies Missotten were members of the Executive Committee as of January 1, 2023. Mr. Thad Huston was a member of the Executive Committee as of July 1, 2023. Their (prorated) remuneration and benefits are included in the overview for the financial year 2023.

(2) Only Executive Committee members receive post-employment benefits.

(3) In 2021, we disclosed Dr. Wigerinck's and Mr. Van de Stolpe's severance packages. In 2021, an amount of €802 thousand was paid to Dr. Wigerinck in accordance with Dr. Wigerinck's severance package. In 2022, an amount of €689 thousand was paid to Dr. Wigerinck and Mr. Van de Stolpe in accordance with the severance packages awarded to them in 2021. In 2023, we dislose Mr. Filius' severance package. The reported amount for 2023 consists of an amount paid to Mr. Filius in accordance with the severance package awarded to him as well as an amount paid in 2023 in accordance with the severance package awarded to Mr. Van de Stolpe in 2021.

(4) This is the sum of the RSUs awarded during the respective financial year, excluding the RSUs representing the deferred portion of the bonus for 2021 in FY2021, for 2022 in FY2022, and for 2023 in FY2023 (each time to be granted in the following financial year). Only Executive Committee members were awarded RSUs.

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

33. Consolidated companies as of December 31, 2023

		Year ended December 31,
		2023		2022	2021
Name of the subsidiary	Country	% voting right Galapagos NV (directly or indirectly through subsidiaries)	Change in % voting right previous period (2023 vs 2022)	% voting right Galapagos NV (directly or indirectly through subsidiaries)	% voting right Galapagos NV (directly or indirectly through subsidiaries)

CONTINUING OPERATIONS
Glpg US Inc. (formerly AboundBio Inc.)	United States	100%		100%	0%
CellPoint B.V. (till 30/11/2023)	The Netherlands	100%		100%	0%
Galapagos B.V. (merged with CellPoint B.V.)	The Netherlands	100%		100%	100%
Galapagos GmbH	Switzerland	100%		100%	100%
Glpg US Holding Inc. (formerly Galapagos, Inc.)	United States	100%		100%	100%
Galapagos NV	Belgium	Parent company		Parent company	Parent company
Galapagos Real Estate Belgium BV (former Galapagos Real Estate 1 BV)	Belgium	100%		100%	100%
Galapagos Real Estate Netherlands B.V.	The Netherlands	100%		100%	100%
Galapagos SASU	France	100%		100%	100%
Xenometrix, Inc. in liquidation	United States	100%		100%	100%

DISCONTINUED OPERATIONS
Galapagos Biopharma Belgium BV	Belgium	100%		100%	100%
Galapagos Biopharma Netherlands B.V.	The Netherlands	100%		100%	100%
Galapagos Biopharma Spain S.L.U.	Spain	100%		100%	100%
Galapagos Biopharma Italy S.r.l.	Italy	100%		100%	100%
Galapagos Biopharma Germany GmbH	Germany	100%		100%	100%
Galapagos Biopharma Sweden AB	Sweden	100%		100%	100%
Galapagos Biopharma Norway AS	Norway	100%		100%	100%
Galapagos Biopharma Finland Oy	Finland	100%		100%	100%
Galapagos Biopharma Denmark ApS	Denmark	100%		100%	100%
Galapagos Biopharma Austria GmbH	Austria	100%		100%	100%
Galapagos Biopharma Ireland Ltd	Ireland	100%		100%	100%
Galapagos Biotech Ltd (formerly Inpharmatica Ltd.)	United Kingdom	100%		100%	100%

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

Categories of financial assets and liabilities (the below table does not contain the financial assets and liabilities included in the disposal group held for sale – reference is made to note 5 for more information):

	December 31,
	2023	2022	2021	Notes

	(Euro, in thousands)
Financial assets held at fair value through profit or loss
Equity instruments	€13,575	—	—	16
Current financial investments	1,316,805	1,292,514	1,317,460	20
Financial assets at amortized cost
Current financial investments	2,200,893	2,293,431	1,152,349	20
Cash and cash equivalents	166,803	508,117	2,233,368	21
Restricted cash (current and non-current)	5,533	4,569	1,425	16
Other non-current assets	318	1,209	1,048	16
Trade receivables	17,494	28,194	91,786	19
Total financial assets	€3,721,421	€4,128,033	€4,797,436

Financial liabilities held at fair value through profit or loss
Current financial instruments	€—	€19	€204	25
Current contingent consideration related to milestones CellPoint	—	8,485	—	25
Non-current contingent consideration related to milestones CellPoint	20,972	13,582	—	25
Financial liabilities at amortized cost
Trade liabilities	87,966	68,928	84,519	25
Lease liabilities	9,596	21,901	26,859	24
Current deferred consideration payable CellPoint	—	6,222	—	25
Total financial liabilities	€118,534	€119,137	€111,582

The carrying amounts of trade and other payables and trade and other receivables are considered to be the same as their fair values, due to their short-term nature.

Financial assets held at fair value through profit or loss

Financial assets held at fair value through profit or loss consisted of an equity instrument of a non-listed companies and current financial investments.

We have no restrictions on the sale of this equity instrument and the asset is not pledged under any of our liabilities.

The fair value of the equity instrument in the non-listed company has been determined mainly by reference to the initial transaction price (classified as level 3 in the fair value hierarchy).

Current financial investments include money market funds in EUR and USD, which all classify for level 1 fair value measurement.

Liquidity risk

Current financial investments and cash and cash equivalents amounted to €3,684.5 million on December 31, 2023. Management forecasts our liquidity requirements to ensure that we have sufficient cash to meet operational needs. We have no credit lines. Such forecasting is based on realistic assumptions with regards to product sales, royalties, milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

All our and cash and cash equivalents have only an insignificant liquidity risk as they are all convertible upon a maximum three month notice period and without incurring a significant penalty in normal market circumstances.

Credit risk

The term “credit risk” refers to the risk that counterparty will default on its contractual obligations resulting in financial loss for us.

We grant credit to our clients in the framework of our normal business activities. Usually, we require no pledge or other collateral to cover the amounts due. All our receivables are considered collectable.

We did not account for a provision for expected credit losses relating to our trade and other receivables given that there is no history of material credit losses, nor does forward looking information reveals any potential risks and due to the high quality nature of our customers.

Aging balance of receivables that are due, but that are still considered collectable:

	December 31,
	2023	2022	2021

	(Euro, in thousands)
60 - 90 days	€3	€424	€141
90 - 120 days	3	208	92
more than 120 days	€117	€473	€113

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

Effect of interest rate fluctuation

A 100 basis point increase in interest rates at balance sheet date would have increased profit or loss, and equity, by approximately €36.8 million (2022: €40.9 million; 2021: €47.0 million); a 100 basis point decrease in interest rates would have decreased profit or loss, and equity, by approximately €36.8 million (2022: €40.9 million; 2021: €47.0 million).

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

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	December 31,
	2023	2022	2021

Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(78,013)	€(85,140)	€(83,996)
Increase in Euros - GB Pounds	666	960	1,093
Increase in Euros - CH Francs	385	557	233

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

35. Auditor’s remuneration

BDO Bedrijfsrevisoren BV (BDO) was appointed as statutory auditor by the Shareholders’ Meeting held on April 25, 2023, for a term of three years expiring immediately after the Annual Shareholders’ meeting to be held in 2026 which will have decided upon the annual accounts for the financial year to be ended on December 31, 2025.

Deloitte Bedrijfsrevisoren BV (Deloitte) ceased to be our statutory auditor as of the date of the Annual Shareholders’ Meeting held on April 25, 2023.

Our principal accountants billed the following fees to us for professional services rendered in 2023 (BDO) and 2022 (Deloitte).

The statutory auditor’s fees for carrying out its mandate at group level amounted to €1,124.0 thousand in 2023 (2022: €1,127.1 thousand). The 2023 audit fee was €191.3 thousand higher compared to the fee that was approved by the Shareholders’ Meeting held on April 25, 2023 due to exceptional audit activities and special assignments performed by the statutory auditor. Audit-related fees, which generally the auditor provides, amounted to €20.2 thousand in 2023 (2022: €26.9 thousand). Other fees related to non-audit services executed by the statutory auditor amounted to €6.6 thousand in 2023 (2022: €nil) and related to ESG reporting. Other fees related to non-audit services executed by persons related to the statutory auditor amounted to €nil in 2023 (2022: €429.5 thousand and related to advisory services in relation to IT and quality management). Tax fees amounted to €68.0 thousand in 2023 (2022: €nil) and related to tax assistance relating to personal payroll taxes related to prior year filings. The Audit Committee and the Board of Directors are of the opinion that these non-audit services do not affect the independence of the statutory auditor in the performance of his audit. The abovementioned additional fees were fully approved by the Audit Committee in accordance with article 3:64 of the Belgian Code of Companies and Associations.

36. Events after balance sheet date

On January 3, 2024, we signed a strategic collaboration and license agreement with BridGene Biosciences to further strengthen our growing early-stage oncology precision medicine pipeline. Under the terms of the agreement, BridGene will receive from us up to $27 million in upfront and preclinical research milestone payments and potentially over $700 million in clinical and commercial milestones, assuming success of the programs. In addition, BridGene will be entitled to receive single-digit tiered royalties on net sales of each product resulting from the collaboration.

On January 4, 2024, we announced that we entered into a strategic collaboration agreement with Thermo Fisher Scientific for CAR-T manufacturing and kitting services for our point-of-care CAR-T product candidate in the San Francisco area. Under the terms of the agreement, Thermo Fisher will provide GMP manufacturing as well as BioServices and Specialty Logistics for our CAR-T hemato-oncology clinical program in the San Francisco area, effective January 2024. We will initiate the technology transfer to enable Thermo Fisher’s manufacturing activities.

On January 31, 2024, we successfully completed the transaction with Alfasigma for the transfer of the Jyseleca® business after having met all closing conditions. As part of the transaction, the amended Filgotinib Agreement between us and Gilead has been assigned by us to Alfasigma. Alfasigma paid us an upfront payment of €50.0 million plus €13.2 million for cash and working capital subject to final settlement based on completion accounts. We are entitled to potential future sales-based milestone payments totaling €120 million and mid-single to mid-double-digit royalties on European sales. We will contribute up to €40 million to Alfasigma by June 2025 for Jyseleca® related development activities.

On January 31, 2024 we participated for $40.0 million in Series C financing round of Frontier Medicines, a pioneer in precision oncology with a unique technology platform and a pipeline of potential best-in-class assets that fit with our precision oncology R&D approach. The investment aligns with our innovation acceleration strategy to bring transformational medicines to patients around the world.

EXHIBIT INDEX

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

1.1#	Articles of Association March 20, 2023 (English translation)	Form 20-F	001-37384	1.1	3/23/2023
2.1	Form of Deposit Agreement	Form F-1/A	333-203435	4.1	04/30/2015
2.2	Form of American Depositary Receipt	424(b)3	333-203584	A	10/15/2018
2.3#	Description of Securities
4.1	Lease dated June 30, 1999 between the registrant and Innotech N.V., as amended (English translation)	Form F-1	333-203435	10.1	04/15/2015
4.2†	Warrant Plans (English translation)	Form F-1/A	333-203435	10.3	05/11/2015
4.6##	Sale & Purchase Agreement dated March 13, 2014 between the registrant and Charles River Laboratories Holding Limited, as amended	Form F-1	333-203435	10.7	04/15/2015
4.7†	Warrant Plan 2015 (B) (English translation)	Form S-8	333-208697	99.1	12/22/2015
4.8**	License and Collaboration Agreement dated December 16, 2015 by and between the registrant and Gilead Biopharmaceutics Ireland Unlimited Company	Form 6-K	001-37384	10.1	01/19/2016
4.10†	Warrant Plan 2016 (English translation)	Form S-8	333-211834	99.1	06/03/2016
4.11†	Warrant Plan 2016 (B) (English translation)	Form S-8	333-215783	99.1	01/27/2017
4.12†	Warrants Plans 2015 RMV and 2016 RMV (English translation)	Form 20-F	001-37384	4.12	03/23/2017
4.13	Lease Addendum dated April 28, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.13	03/23/2017
4.14†	Warrant Plan 2017 (English translation)	Form S-8	333-218160	99.1	05/22/2017
4.15†	Warrant Plan 2017 RMV (English translation)	Form 20-F	001-37384	4.15	03/23/2018
4.16	Lease Addendum dated December 12, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.16	03/23/2018
4.17	Lease Addendum dated July 3, 2017 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.17	03/23/2018
4.18	Lease Addendum dated June 6, 2018 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.18	03/29/2019
4.19	Lease Addendum dated June 20, 2018 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.19	03/29/2019
4.20†	Warrant Plan 2018 (English translation)	Form S-8	333-225263	99.1	05/29/2018
4.21†	Warrant Plan 2018 RMV (English translation)	Form 20-F	001-37384	4.21	03/29/2019
4.22†	Warrant Plan 2019 (English translation)	Form S-8	333-231765	99.1	05/24/2019
4.23†	Warrant Plan 2019 RMV (English translation)	Form S-8	333-231765	99.2	05/24/2019

177

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

4.24##	Option, License and Collaboration Agreement dated as of July 14, 2019 by and between the registrant and Gilead Sciences, Inc.	Form 6-K	001-37384	99.2	08/29/2019
4.25##	Amended and Restated License and Collaboration Agreement dated as of August 23, 2019 by and between the registrant and Gilead Biopharmaceutics Ireland UC	Form 6-K	001-37384	99.3	08/29/2019
4.26	Subscription Agreement relating to ordinary shares in the registrant dated as of July 14, 2019 by and between the registrant and Gilead Therapeutics A1 Unlimited Company	Form 6-K	001-37384	99.4	08/29/2019
4.27†	RSU Discretionary Plan 2019	Form 20-F	001-37384	4.27	03/27/2020
4.28†	RSU Retention Plan 2019	Form 20-F	001-37384	4.28	03/27/2020
4.29†	RSU Transaction Bonus Plan 2019	Form 20-F	001-37384	4.29	03/27/2020
4.30	Lease Addendum dated July 1, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.30	03/27/2020
4.31	Lease Addendum dated October 17, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.31	03/27/2020
4.32	Deed of purchase between the registrant and NMBS (English translation)	Form 20-F	001-37384	4.32	03/27/2020
4.33†	Subscription Right Plan 2020 (English translation)	Form S-8	333-249416	99.1	10/09/2020
4.34†	Subscription Right Plan 2020 RMV (English translation)	Form 20-F	001-37384	4.34	03/25/2021
4.35†	Plan 2020.I – RSU Long-Term Incentive Plan 2020	Form 20-F	001-37384	4.35	03/25/2021
4.36†	Plan 2020.II – RSU Retention Plan 2020	Form 20-F	001-37384	4.36	03/25/2021
4.37	Lease Addendum dated March 9, 2020 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.37	03/25/2021
4.38	Lease Addendum dated July 28, 2020 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.38	03/25/2021
4.39	Lease Addendum dated December 18, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.39	03/25/2021
4.40†	Subscription Right Plan 2021 BE (English translation)	Form S-8	333-260500	99.2	10/26/2021
4.41†	Subscription Right Plan 2021 RMV (English translation)	Form S-8	333-260500	99.3	10/26/2021
4.42†	Subscription Right Plan 2021 ROW (English translation)	Form S-8	333-260500	99.1	10/26/2021
4.43†	Plan 2021.I – RSU Long-Term Incentive Plan 2021	Form 20-F	001-37384	4.43	03/24/2022

178

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

4.44†	Plan 2021.II – RSU Retention Plan 2021	Form 20-F	001-37384	4.44	03/24/2022
4.45†	Plan 2021.III – RSU GSI Replacement Plan 2021	Form 20-F	001-37384	4.45	03/24/2022
4.46†	Plan 2021.IV – RSU Retention Plan 2021	Form 20-F	001-37384	4.46	03/24/2022
4.47#†	Subscription Right Plan 2022 (A) (English translation)
4.48#†	Subscription Right Plan 2022 (B) (English translation)	Form 20-F	001-37384	4.48	3/23/23023
4.49†	Subscription Right Plan 2022 BE (English translation)	Form S-8	333-268756	99.2	12/12/2022
4.50†	Subscription Right Plan 2022 RMV (English translation)	Form S-8	333-268756	99.3	12/12/2022
4.51†	Subscription Right Plan 2022 ROW (English translation)	Form S-8	333-268756	99.1	12/12/2022
4.52#†	Plan 2022.I – RSU Long-Term Incentive Plan 2022 (English translation)	Form 20-F	001-37384	4.52	3/23/2023
4.53#†	Plan 2022.II – RSU Retention Plan 2022 (English translation)	Form 20-F	001-37384	4.53	3/23/2023
4.54#†	Plan 2022.III – RSU GSI Replacement Plan 2022 (English translation)	Form 20-F	001-37384	4.54	3/23/2023
4.55#	Lease Addendum dated May 5, 2022 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.55	3/23/2023
4.56#	Lease Addendum dated October 28, 2022 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.56	3/23/2023
4.57#†	Plan 2023.I – RSU Long-Term Incentive Plan 2023 (English translation)
4.58#†	Plan 2023.II – RSU Retention Plan 2023 (English translation)
4.59#†	Subscription Right Plan 2023 BE (English translation)
4.60#†	Subscription Right Plan 2023 RMV (English translation)
4.61#†	Subscription Right Plan 2023 ROW (English translation)
4.62##**	Gilead Transition and Amendment Agreement of April 3, 2021	Form 6-K	001-37384	99.3	5/11/2021
8.1#	List of subsidiaries of the registrant
12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a 14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

179

Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a 14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1#	Consent of Deloitte Bedrijfsrevisoren BV
15.2#	Letter of Deloitte Bedrijfsrevisoren BV
15.3#	Consent of BDO Bedrijfsrevisoren BV
97.1	Compensation Recovery Policy
101.INS#	Inline XBRL Instance Document
101.SCH#	Inline XBRL Taxonomy Extension Schema Document
101. CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: March 28, 2024

181