Form 20-F
period 2024-12-31
GALAPAGOS NV
filed 2025-03-27
CIK 1421876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Ordinary shares, no nominal value per share: 65,897,071 as of December 31, 2024

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS Accounting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Our audited consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements are presented in euros. All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted. Throughout this annual report, references to “ADSs” mean American Depositary Shares or ordinary shares represented by American Depositary Shares, as the case may be.

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

Summary of risk factors

We are dependent on the success of our clinical-stage product candidates, such as our oncology candidates (including GLPG5101and GLPG5301) and our immunology candidates (including GLPG3667). We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results or approved label for clinical use. Clinical failure can occur at any stage of clinical development.

Due to our limited resources and access to capital, we have prioritized the development of certain product candidates and may have forgone the opportunity to capitalize on product candidates or indications that may ultimately have been more profitable or for which there was a greater likelihood of success.

We may not be successful in our efforts to progress and expand our oncology portfolio and to build a pipeline of product candidates.

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

Risks related to product development and regulatory approval

We are dependent on the success of our clinical-stage product candidates, including our oncology candidates (such as GLPG5101, and GLPG5301) and our immunology candidates (such as GLPG3667). We cannot give any assurance that any product candidate will complete clinical trials successfully or receive regulatory approval, which is necessary before it can be commercialized.

Our business and future success is substantially dependent on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize our clinical-stage oncology and immunology product candidates, including GLPG5101, GLPG5301 and GLPG3667.

Our product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, a commercial organization, substantial investment and significant marketing, sales and distribution efforts before any revenues can be generated from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, the EMA, the Medicines and Healthcare products Regulatory Agency (the “MHRA”), or any other comparable regulatory authority such as the Ministry of Health, Labour and Welfare in Japan (the “MHLW)/Pharmaceuticals and Medical Devices Agency in Japan (the “PMDA), and we may never receive such regulatory approval for any of our product candidates. We cannot assure you that our clinical trials for GLPG5101, GLPG5301, GLPG3667 and other product candidates will be completed in a timely manner, or at all, or that we will be able to obtain approval from the FDA, the EMA, the MHRA, the MHLW/PMDA, or any other comparable regulatory authority for any of these product candidates. We cannot be certain that we will advance any other product candidates into clinical trials. If any of GLPG5101, GLPG5301, GLPG3667 or any future product candidate is not approved and commercialized, we will not be able to generate any product revenues for that product candidate. Moreover, any delay or setback in the development of any product candidate could adversely affect our business and cause the price of the ADSs, or our ordinary shares to fall.

Due to our limited resources and access to capital, we have prioritized the development of certain product candidates and may have forgone the opportunity to capitalize on product candidates or indications that may ultimately have been more profitable or for which there was a greater likelihood of success.

Due to our limited resources, we have in the past been required to prioritize the development of product candidates over others. As of year-end 2022, we implemented a new innovation R&D model focusing on the therapeutic areas of oncology and immunology. Following a strategic review announced in August 2023, we transferred the commercial, medical affairs and development activities regarding filgotinib (which is marketed as Jyseleca® in the EU, the U.K. and Japan) to Alfasigma S.p.A, or Alfasigma, in January 2024. In January 2025, we announced our intention to separate into two publicly traded entities: a newly to be formed company (to be named at a later date, herein “SpinCo”), which would focus on building a pipeline of innovative medicines through transformational transactions, and Galapagos, which would continue to advance its global cell therapy leadership in addressing high unmet medical needs in oncology. To achieve that focus, we are discontinuing our small molecule research activities in immunology and oncology and are seeking partners to take over our small molecule assets, including GLPG3667. Consequently, our goal is to become a more focused and streamlined organization. As such, we are optimizing our CD19 CAR-T portfolio by prioritizing our resources on advancing and expanding the clinical development of GLPG5101. In parallel, we are advancing our other clinical-stage CAR-T programs, includingGLPG5301 as well as earlier stage programs internally and through partnerships. Our decisions concerning the allocation of research, collaboration, management, commercial and financial resources toward particular compounds, products or product candidates or therapeutic areas may not lead to the development of additional viable commercial products, we may forgo or delay the pursuit of opportunities with other product candidates or for other indications that may prove to have greater commercial potential. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. Accordingly, there can be no assurance that we will ever be able to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, which could adversely affect our future growth and prospects. If we make incorrect determinations regarding the market potential of our products or product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

The regulatory approval processes of the FDA, the EMA, the MHRA, the MHLW/PMDA and other comparable regulatory authority are lengthy, time consuming and inherently unpredictable which may affect the commercial viability of our products or product candidates in development. If we are unable ultimately to obtain regulatory approval for our products or product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, the EMA, the MHRA, the MHLW/PMDA and other comparable regulatory authority is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Although we and Gilead have received regulatory approval for filgotinib (which has been transferred to Alfasigma in 2024) in the European Union, Great Britain, and Japan for the treatment of RA and UC, it is possible that none of our other existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

●	the FDA, the EMA, the MHRA, the MHLW/PMDA or other comparable regulatory authority may disagree with the design or implementation of our clinical trials;
●	we may be unable to demonstrate to the satisfaction of the FDA, the EMA, the MHRA, the MHLW/PMDA or other comparable regulatory authority that a product candidate is safe and effective for its proposed indication;
●	the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA, the MHRA, the MHLW/PMDA or other comparable regulatory authority for approval;
●	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
●	a number of our next generation cell therapy product candidates are novel mode of action compounds, which may carry an additional risk regarding the desired level of efficacy and safety profile;
●	the FDA, the EMA, the MHRA, the MHLW/PMDA or other comparable regulatory authority may disagree with our interpretation of data from preclinical studies or clinical trials;
●	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, supplemental NDA, biologics license application, or BLA, or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;
●	the FDA, the EMA, the MHRA, the MHLW/PMDA or other comparable regulatory authorities may find deficiencies with or fail to approve the manufacturing processes, including Galapagos’ innovative decentralized cell therapy manufacturing model, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies, or such processes or facilities may not pass a pre-approval inspection; and
●	the approval policies or regulations of the FDA, the EMA, the MHRA, the MHLW/PMDA or other comparable regulatory authority may change (in particular, the regulatory requirements and guidance with respect to cell/gene therapy products are still evolving) or differ from one another significantly in a manner rendering our clinical data insufficient for approval. For example, proposed amendments to the European Union directives and regulations related to pharmaceutical product development and marketing are currently under consideration, which, if approved, will replace the current European Union regulatory framework for medicines.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our and our (potential future) collaboration partners’ failure to obtain regulatory approval to market GLPG5101, GLPG5301, GLPG3667 and/or other product candidates, which would harm our business, results of operations and prospects significantly. In addition, even if we were to obtain additional approvals, regulatory authorities may approve any of our products or product candidates for fewer or more limited indications or patient populations than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product or product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In certain jurisdictions, regulatory authorities may not approve the price we intend to charge for our products. Any of the foregoing scenarios could materially harm the commercial prospects for our products or product candidates.

Additionally, in the past and for future planned clinical trials, we may utilize, an “open-label” trial design. In an open-label trial, both investigators and trial participants are fully aware of which treatment group the participants are in and what treatments are assigned to them. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates when studied in a controlled environment with a placebo or active control.

In addition, we cannot guarantee that the FDA, EMA, the MHRA, the MHLW/PMDA or other comparable regulatory authority will interpret the results of any of our ongoing or planned clinical trials as we do, and additional clinical trials beyond those we anticipate conducting could be required before we can submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA, EMA, the MHRA, the MHLW/PMDA or any comparable regulatory authority to support a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

We cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approval for our product candidates, we may not be able to continue our operations. If the markets that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products or product candidates, if approved.

Furthermore, the U.S. Supreme Court’s June 2024 decision in Loper Bright Enterprises v. Raimondo overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper decision could result in additional legal challenges to regulations and guidance issued by federal agencies, including the FDA, on which we rely. Any such legal challenges, if successful, could have a material impact on our business. Additionally, the Loper decision may result in increased regulatory uncertainty, inconsistent judicial interpretations, and other impacts to the agency rulemaking process, any of which could adversely impact our business and operations. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action or as a result of legal challenges, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, our business could be materially harmed.

Interim, topline or preliminary data from any preclinical studies or clinical trials that we conduct may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

Some of our trials, such as ATALANTA-1 with GLPG5101, are designed as open-label trials. From time to time, we may publicly disclose interim, preliminary or topline data from our clinical trials, including safety data and evaluations of efficacy, which will be based on a preliminary analysis of then-available data from a defined data cut-off date, and the results and related findings and conclusions are subject to change following our receipt of additional data or a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data.

As a result, the preliminary results that we report may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from planned interim analyses in our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or our competitors, or by patients or caregivers who are aware that a patient is receiving investigational product, due to the open-label design of the trial, could result in volatility in the price of our common stock.

Regulatory agencies, including the FDA, EMA, the MHRA, the MHLW/PMDA or any other foreign regulatory authority, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general.

If the interim or preliminary data that we report differ from actual final results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

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

In connection with our global clinical trials, we are obligated to comply with the requirements of local regulatory authorities in each jurisdiction where we execute and locate a clinical trial. Although the FDA,

EMA and any comparable foreign regulatory authority may accept data from clinical trials conducted outside the relevant jurisdiction, acceptance of these data is subject to certain conditions. Local regulatory authorities can request specific changes to the clinical trial protocol or specific safety measures that differ from the positions taken in other jurisdictions. For example, the FDA requires that the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with ethical principles such as institutional review board or ethics committee approval and informed consent, an adequately representation of the U.S. population in the trial population and data that is applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Further, the FDA may consider an on-site inspection to be necessary in which case they must be able to validate the data through such an inspection or other appropriate means. In addition, while these clinical trials are subject to the applicable local laws, acceptance of the data by the FDA will depend upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. Similarly, any data submitted to foreign regulatory authorities may not adhere to their standards and requirements for clinical trials and data from trials conducted outside of such jurisdiction may not be accepted.

Moreover, in November 2023, the FDA announced that it would be conducting an investigation into reports of T-cell malignancies following BCMA-directed or CD19-directed autologous chimeric antigen receptor, or CAR, -T cell immunotherapies following reports of T-cell lymphoma in patients receiving these therapies. In January 2024, the FDA determined that new safety information related to T-cell malignancies should be included in the labeling with boxed warning language on these malignancies for all BCMA- and CD-19-directed genetically modified autologous T-cell immunotherapies. Additionally, EMA’s safety committee (the Pharmacovigilance Risk Assessment Committee, or PRAC) started a signal procedure to review data on secondary malignancies related to T-cells, including T-cell lymphoma and leukemia, for the six approved CAR-

T cell medicines and adopted a set of recommendations including an update of the product information and related safety documentation at the June 2024 PRAC meeting. These conclusions and recommendations may also lead to additional scrutiny and safety follow-up measures for CAR-T cell products in development in the broader CAR-T class, which may differ between therapeutic areas or patient populations, for example, in less severe patient populations with longer life expectancies compared to heavily pretreated patients with cancer.

The FDA or any other regulatory authority may approve different labels, including for whom the drug is indicated or require different warnings or precautions, or impose dosing restrictions that differ from the approved dosing regimen in other jurisdictions, and these differences could have a material adverse effect on our ability to commercialize our products in these jurisdictions. There can be no assurance that the FDA, EMA, the MHRA, the MHLW/PMDA or any other regulatory authority will accept data from trials conducted outside of their jurisdictions as adequate support of a marketing application. If the FDA, EMA, MHRA, the MHLW/PMDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted, which may increase costs or time required to complete the clinical trial. Regulatory authorities could also not approve our applications, which would adversely affect our business prospects and ability to achieve or sustain profitability.

Conducting multinational clinical trials exposes us to additional risks, including risks associated with:

• additional foreign regulatory requirements;

• foreign exchange fluctuations;

• compliance with foreign manufacturing, customs, shipment and storage requirements;

• inconsistent standards for reporting and evaluating clinical data and adverse events;

• varying standards or availability of care, resulting in data that may differ from patients who have received the standard of care therapy;

• any pandemic, epidemic or public health emergencies;

• diminished protection of intellectual property in some countries; and

• political instability, civil unrest, war or similar events that may jeopardize our ability to commence, conduct or complete a clinical trial and evaluate resulting data.

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

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product, and we may be required to include labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings. For example, the FDA stated in its January 2024 final guidance document titled “Considerations for the Development of Chimeric Antigen Receptor (CAR) T Cell Products” that subjects in clinical trials treated with CAR-T cells containing an integrated transgene should be monitored for 15 years after treatment. In addition, the FDA’s November 2023 announcement regarding its investigation into T cell malignancy following BCMA-

directed or CD19-directed autologous CAR-T cell immunotherapies stated that patients and clinical trial participants receiving treatment with the currently approved BCMA-directed and CD19-directed genetically modified autologous CAR-T cell immunotherapies products should be monitored life-long for new malignancies. Consequently, regulatory agencies may require extended follow-up observation periods of patients who receive treatment using CAR-T products, and we will need to adopt such observation periods for our CAR-T product candidates if required by the relevant regulatory agency, which could vary by country or region.

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

The policies of the FDA, the EMA, the MHRA, the MHLW/PMDA, and other comparable regulatory authority may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results or an approved label for clinical use. Clinical failure can occur at any stage of clinical development.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and preclinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example (without any limitation), testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical studies may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of preclinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our product candidates, as well as studies and trials of other products with similar mechanisms of action to our product candidates, may not be predictive of the results of ongoing or future clinical trials. For example (without any limitation), the results generated to date in the Phase 1/2 CAR-T trials with GLPG5101 do not ensure that later clinical trials, including any post-approval clinical trials for approved products, will continue to demonstrate similar results or observations. For our cell therapy product candidates in Phase 1/2 clinical development, dose escalation and dose expansion cohort data are required to establish the dose for pivotal trials, and durability of response can only be established based on longer term follow up of patients who received therapy. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and earlier clinical trials. In addition to the safety and efficacy profile of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect, manufacturing failures and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will as well.

For example, in February 2023 we announced the topline results from our Phase 3 trial with filgotinib in Crohn’s disease. As the two induction cohorts missed the co-primary endpoints of clinical remission and endoscopic response at Week 10, we decided not to submit a Marketing Authorization Application in Europe.

Based upon negative or inconclusive results, we or our collaboration partners may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

●	obtaining regulatory authorization to commence a trial;
●	reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	obtaining Institutional Review Board, or IRB, or ethics committee approval at each clinical trial site;
●	obtaining regulatory concurrence on the design and parameters for the trial;
●	obtaining approval for the designs of our clinical development programs for each country targeted for trial enrollment;
●	recruiting suitable patients to participate in a trial, which may be impacted by the number of competing trials that are enrolling patients;
●	having patients complete a trial or return for post-treatment follow-up;
●	clinical sites deviating from trial protocol or dropping out of a trial;
●	failing to comply with GCP or other regulatory requirements;
●	adding new clinical trial sites;
●	for our cell therapy product candidates, adding and setting up new decentralized cell therapy manufacturing sites;
●	manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of comparator drug for use in clinical trials;
●	the availability of adequate financing and other resources.

We could encounter delays if a clinical trial is suspended or terminated by us, our collaboration partners, by the IRBs or ethics committees of the institutions in which such trials are being conducted, or by the FDA, competent authorities of the EU member states, the MHRA, MHLW/PMDA, or any other comparable regulatory authority, or recommended for suspension or termination by the Data Monitoring Committee, or the DMC, for such trial. A suspension or termination, including in some cases a clinical hold, may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, competent authorities of the EU member states, the MHRA, MHLW/PMDA, or other comparable regulatory authorities, safety issues or adverse side effects, including those seen in the class to which our product candidates belong, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. For example (without limitation), it is possible that safety issues or adverse side effects could be observed in trials for GLPG5101 or GLPG5301 in oncology, and for GLPG3667 in immunology, which could result in a delay, suspension or termination of the ongoing trials of GLPG5101, GLPG5301 and GLPG3667. If we experience delays in the completion of, or experience a termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed or prevented. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to start commercialization and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If GLPG5101, GLPG5301, or GLPG3667 or any other product candidate is found to be unsafe or would not be efficacious, we will not be able to obtain regulatory approval for it and our business would be materially harmed.

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

Changes in the FDA, other government agencies or other comparable regulatory authority could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA or any other comparable regulatory authority to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. In addition, government funding of other government agencies or any comparable foreign regulatory authority on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA, other government agencies or any other comparable regulatory authority may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. Average review times at the FDA have fluctuated in recent years as a result. If a prolonged government shutdown occurs, including as a result of reaching the debt ceiling, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, government shutdowns could impact our ability to access the public markets and obtain additional capital in the future.

Certain of our product candidates require specific shipping, storage, handling and administration at the clinical trial sites, which could subject our product candidates to risk of loss or damage.

Certain of our product candidates, including our investigational cell therapies GLPG5101 and GLPG5301, are sensitive to temperature, storage and handling conditions. Our decentralized cell therapy platform is designed to allow us to harvest, transport, manufacture and deliver fresh cell therapy product candidates near the cancer treatment centers, in a median vein-to-vein time of seven days.

Such processes are complex and require That the storage, handling and administration of the therapy product must be performed according to specific instructions, typically using specific storage and shipping conditions, disposables, specific bags and in some steps within specific time periods. Failure to correctly handle our product candidates, including failure to administer our product candidates within the specified period could negatively impact the efficacy and or safety of our product candidates, or cause a loss of product candidates.

The process of manufacturing cell therapies is inherently susceptible to contamination. If microbial, viral or other contaminations are discovered in any product candidate or manufacturing facility, such manufacturing facility may need to be closed for an extended period of time to allow us to investigate and remedy the contamination. The process of developing products that can be commercialized may be particularly challenging, even if they otherwise prove to be safe and effective.

The rates at which we complete our scientific studies and clinical trials depend on many factors, including, but not limited to, patient enrollment.

Patient enrollment and enrollment rate are significant factors impacting the duration and completion of clinical trials. These are affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating.

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

A key element of our strategy is to use and expand our drug discovery efforts to build a pipeline of product candidates and progress these product candidates through clinical development for the treatment of a variety of diseases. Although our research and development efforts to date have resulted in a pipeline of product candidates in multiple indications, we may not be able to develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be product candidates that will receive marketing approval and achieve market acceptance. If we do not continue to develop our pipeline successfully and are not able to commercialize products, we will face difficulty in generating product revenues in future periods, which could result in significant harm to our financial position and adversely affect the price of the ADSs or our ordinary shares.

We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our drug discovery and development efforts may target diseases and conditions that are already addressed by existing therapies or by product candidates that are being developed by our competitors, many of which have substantially greater resources, larger research and development staffs and facilities, more experience in completing preclinical testing and clinical trials, and more or better formulation, marketing and manufacturing capabilities than we do. As a result of these resources, our competitors may develop drug products that render our products and product candidates obsolete or noncompetitive by developing more effective drugs or by developing their products more efficiently. Our ability to develop competitive products would be limited if our competitors succeed in obtaining regulatory approvals for product candidates more rapidly than we are able to or in obtaining patent protection or other intellectual property rights that limit our drug development efforts. We depend on our management team to develop and successfully implement strategies for us to obtain regulatory approvals for our selected product candidates faster than our competitors and to obtain and maintain patent protection and other intellectual property rights and know-how that protect our drug development efforts. Any drug product resulting from our research and development efforts, or from our joint efforts with collaboration partners or licensees, might not be able to compete successfully with our competitors’ existing and future products, or obtain regulatory approval in the United States, European Union or elsewhere. Further, we may be subject to additional competition from alternative forms of treatment, including generic or over-the-counter drugs.

In the field of hematologic malignancies, such as Non-Hodgkin’s Lymphoma (NHL), Chronic Lymphocytic Leukemia (CLL) and Multiple Myeloma (MM), there are many approved therapies or therapies in development (including but not limited to chemotherapy, BTKi, antibodies, bispecific antibodies, antibody drug conjugates, CAR-Ts, cytokines, NK and T-cell engagers, etc.) and many different types of cell therapy in development (allogeneic/autologous, CAR-T/CAR-NK, TIL, TCR-T, dendritic, etc.). As a consequence, we are operating in a highly competitive, and rapidly evolving environment. New technologies and therapies such as in vivo modification of immune cells may further disrupt this market in the mid-to-long-term. Seven CAR T treatments have been approved for hematological cancers Europe and/or the US: Novartis’ Kymriah® (CD19 CAR T), Gilead/Kite’s Yescarta® (CD19 CAR T) and Tecartus® (CD19 CAR T), J&J’s Carvykti® (BCMA CAR T) BMS’ Breyanzi® (CD19 CAR T) and Abecma® (BCMA CAR T) and Autolus’ Aucatzyl® (CD19 CAR-T).

In the field of systemic lupus erythematosus (SLE), corticosteroids, antimalarials and immunosuppressants are commonly used to control lupus disease activity. Only two products are currently approved to treat SLE, both as add-on to standard therapy: Belimumab (Benlysta®) (anti-BAFF) from GSK and recently anifrolumab (Saphnelo®) (anti-IFN) from AstraZeneca. There are currently over 10 products in Phase 3 clinical development for SLE, of which the minority are oral therapies – including deucravacitinib (SotyktuTM) (TYK2) from BMS, upadacitinib (JAK) from Abbvieand cenerimod (S1P1) from Idorsia/Viatris.

In the field of dermatomyositis (DM), physical therapy, exercise and medication including corticosteroids, immunosuppressants or recently immunoglobulin treatment, are typically used to treat DM.

Treatment of this disease has relied for many years on off-label medication - in 2021 the FDA approved immunoglobulin treatment Octagam®, based on the Phase 3 ProDerm trial of Octapharma.

In the cell therapy manufacturing space, many of our competitors are also working to simplify and expedite the manufacture of next-generation CAR-T and other cell therapies. Innovation in the manufacturing space broadly falls into two separate concepts: (i) novel manufacturing hardware (e.g. Miltentyi’s CliniMACS Prodigy, Cellares’ Cell Shuttle etc.) and (ii) novel manufacturing processes (e.g. Novartis’ T-Charge, AstraZeneca/Gracell’s FasTCAR, or BMS’ NEX-T). Again, as a consequence, we are operating in a highly competitive arena, with potential major market disruption possible in the mid-to long term.

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

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed under a BLA. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of the other company’s product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

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

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA, the MHRA, the MHLW/PMDA, or any other comparable regulatory authority. Results of our trials could reveal a high and unacceptable severity and prevalence of certain side effects. In such an event, our trials could be suspended or terminated and the FDA, the EMA, the MHRA, the MHLW/PMDA, or any comparable regulatory authority could order us to cease further development of approval of our product candidates for any or all targeted indications could not be obtained. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

For example (without any limitation), the ISABELA Phase 3 trial of ziritaxestat in idiopathic pulmonary fibrosis (IPF) was discontinued in February 2021, prior to completion of patient enrollment. The decision was based on the recommendations of the Independent Data Monitoring Committee (the “IDMC”) which, following a regular review of unblinded data, concluded that ziritaxestat’s benefit-risk profile no longer supported continuing the Phase 3 trial.

If one or more of our products or product candidates receive marketing approval, and we or others identify undesirable side effects later caused by such products, a number of potentially significant negative consequences could result, including:

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

In 2022, we entered into the field of oncology through the acquisition of CellPoint B.V. (CellPoint), a Dutch biotechnology company dedicated to developing CAR-T therapies, and AboundBio, Inc. (AboundBio), a privately held U.S. biotechnology company.

In particular, through the acquisition of CellPoint we gained access to an automated decentralized cell therapy manufacturing platform, which was developed, in collaboration with Lonza, Group AG, or Lonza, and is designed to manufacture fresh cell therapies. Our cell therapy product candidates are manufactured using our decentralized cell therapy manufacturing platform, which consists of an end-to-end xCellit® workflow management and monitoring software system, a decentralized, functionally closed, automated manufacturing platform for cell therapies (using Lonza’s Cocoon®) and a proprietary quality control testing and release strategy. The platform offers the potential to deliver fresh, stem-like early memory cell therapy products near cancer treatment centers. This decentralized nature of our manufacturing process makes such processes more variable and difficult to reproduce than traditional small molecule chemical compounds or biologics. In order to manufacture our cell therapy product candidates, we must transport T-cells extracted from the patient’s blood following apheresis to our decentralized manufacturing units, engineer the cells ex vivo to express a specific biologic receptor for a specific target, and finally transport the fresh cell therapy product candidates to the treatment center for infusion into the patient.

The manufacturing processes that we use to produce our cell therapy product candidates are complex, novel, have not been validated for commercial use, and are subject to multiple risks. Several factors could cause production interruptions, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error, or disruptions in the operations of our suppliers. Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a such biologics therapy often cannot be fully characterized. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. It is necessary to employ multiple steps to control our manufacturing process to assure that the product candidate is made strictly and consistently in compliance with the process. Problems with the manufacturing process, even minor deviations, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims, or insufficient inventory and supply.

The decentralization of our manufacturing processes could place further burdens on management to manage such operations and maintain efficiencies and quality control. Our manufacturing processes may be susceptible to product loss or failure due to logistical issues associated with the collection of patients’ cells and the infusion of the patient with our cell therapy product candidates. Product loss or failure may also be caused by a number of factors, including manufacturing issues associated with the variability in patient material, interruptions in the manufacturing processes, contamination, equipment failure, assay failures, improper installation or operation of Lonza’s Cocoon® system, vendor or operator error, inconsistency in cell growth, and variability in product characteristics.

If for any reason a patient’s starting material is lost, or if any cell therapy product candidate does not meet the preset specifications, the manufacturing process for that patient will need to be restarted, potentially including the re-collection of cells from the patient, and the resulting delay may adversely affect that patient’s outcome. Moreover, the patient’s starting material may lead to variable product quality or quantity which could result in an out of specification or insufficient product.

It may happen that failed product candidate manufacture may prevent a patient from receiving our cell therapy product candidates. If microbial, environmental or other contaminations are discovered in our cell therapy product candidates or in the third- party facilities in which our cell therapy product candidates are manufactured, delays can occur and such facilities can be closed. If such contaminations or other product quality issues are not discovered and if as a result thereof patients are exposed to a health risk, we may be held liable. Our insurance may not cover those cases, or the financial coverage may not be sufficient.

Because our cell therapy product candidates are manufactured specifically for each individual patient, vendors and operators will be required to maintain a chain of identity with respect to the patient’s cellular material as it moves from the patient through the manufacturing process, and back to the patient for infusion. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including a clinical hold or other suspension or termination of our clinical trials or withdrawal of our cell therapy products from the market, if approved.

Further, as product candidates are developed through preclinical to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as decentralized cell therapy manufacturing methods, are altered along the way to optimize processes and results. Such changes carry the risk that they will not achieve their intended objectives, and any of these changes could cause our cell therapy product candidates or our manufacturing process to perform differently and affect the results of planned clinical trials or other future clinical trials or otherwise necessitate the conduct of additional studies, which can be costly and time-consuming. We and our vendors may not successfully establish a robust decentralized production process, including quality release and monitoring process, that fulfills the requirements of the FDA, the EMA, the MHRA, the MHLW/PMDA and any comparable regulatory authority. There can be no assurance that Lonza’s Cocoon® system for our cell therapy product candidates is viable and can be effectively scaled or transferred to third party vendors and operators for commercialization. To date, the Cocoon® system has not been used to manufacture any approved and marketed therapies. We are also dependent on a third party for the end-to-end xCellit® workflow management and monitoring software and if there are any issues with this software, we may be unable to obtain regulatory approval for our product candidates.

Any failure to follow regulatory requirements or any delay, interruption or other issues that arise in the manufacture or storage of our cell therapy product candidates as a result of a failure of our facilities or the facilities and operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our cell therapy product candidates near cancer treatment centers.

Cell therapy product candidates that have been produced and stored for later use may degrade, become contaminated or suffer other quality defects, which may cause the affected cell therapy product candidates to no longer be suitable for their intended use. Furthermore, if our vendors or operators fail to deliver the required commercial quantities or supply of our cell therapy product candidates on a timely basis and at reasonable costs, we would likely be unable to meet demand for our cell therapy product candidates, and we would lose potential revenues.

The manufacturing process and facilities used to produce our cell therapy product candidates are subject to FDA, the EMA the MHRA, the MHLW/PMDA and any comparable regulatory authority approval processes and compliance with applicable cGMPs and Good Distribution Practices, and we and our vendors and operators will need to meet all applicable regulatory authority requirements on an ongoing basis, including requirements pertaining to quality control, quality assurance, and the maintenance of records and documentation. The FDA, the EMA and comparable regulatory authority enforce these requirements through facility inspections. In the EU, the national competent authorities are responsible for manufacturing facility inspections, but the EMA plays a coordinating role in ensuring that standards are enforced consistently throughout the EU. Facilities using our decentralized manufacturing platforms, including Lonza’s Cocoon® system, must be approved by the FDA, national competent authorities in the EU or comparable regulatory authorities. Vendors and operators are also subject to continuing FDA, EMA and comparable regulatory authority compliance. Our own or third parties’ facilities where Lonza’s Cocoon® system is in use may be unable to comply with these regulatory requirements. Poor control of production processes can lead to the introduction of contaminants, or to inadvertent changes in the properties or stability of our decentralized manufactured cell therapy product candidates that may not be detectable in final product testing. If we or our vendors and operators are unable to reliably produce product candidates to specifications acceptable to the FDA, the EMA or comparable regulatory authorities, or in accordance with the strict regulatory requirements, we may not obtain or maintain the approvals we need to commercialize our cell therapy product candidates.

Even if we obtain regulatory approval for any of our cell therapy product candidates, there can be no assurance that either we or our third party vendors or operators will be able to manufacture the approved product to specifications acceptable to the FDA, the EMA, the MHRA, the MHLW/PMDA or any comparable regulatory authority, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Deviations from manufacturing requirements may further require remedial measures that may be costly and/or time-consuming for us or a third party to implement and may include the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business.

A failure to comply with regulatory requirements may result in regulatory enforcement actions against our vendors or operators or us, including fines and civil and criminal penalties.

Patients receiving T cell-based immunotherapies, have in the past and may in the future experience serious adverse events, including neurotoxicity (ICANS) and cytokine release syndrome (CRS). Serious adverse events or undesirable side effects associated with our cell therapy product candidates may result in delays, clinical holds, or terminations of our preclinical or clinical trials, impact our ability to obtain regulatory or marketing approval, and impact the commercial potential of such product candidates, which will significantly harm our business, financial condition and prospects.

We are currently developing several cell therapy product candidates in multiple indications, including (1) GLPG5101, a CD19 CAR-T product candidate, currently in the ATALANTA-1 Phase1/2 trial in multiple relapsed/refractory non-Hodgkin lymphoma (R/R NHL) indications including mantel cell lymphoma (MCL), marginal zone lymphoma, follicular lymphoma (MZL/FL), diffuse large B-cell lymphoma (DLBCL), high-risk first line DLBCL, Burkitt lymphoma (BL), primary CNS lymphoma (PCNSL), double-refractory chronic lymphocytic leukemia (CLL) and Richter transformation (RT) of CLL; ; and (2) GLPG5301, a BCMA CAR-T product candidate, currently in Phase 1/2 in R/R multiple myeloma (MM), (3) uza-cel, a MAGE-A4 directed TCR T-cell therapy candidate in head and neck cancer currently in preclinical development, in partnership with Adaptimmune; (4) multiple early-stage next-generation cell therapies in hematological and solid tumor indications. In previous and ongoing clinical trials, including our current trials, involving cell therapy products and product candidates, patients have experienced side effects such as neurotoxicity and cytokine release syndrome. There have been life-threatening events related to severe neurotoxicity and cytokine release syndrome, requiring intense medical intervention such as intubation or vasopressor support, and in several cases, resulted in death. Severe neurotoxicity is a condition that is currently defined clinically by cerebral edema, confusion, drowsiness, speech impairment, tremors, seizures, or other central nervous system side effects, when such side effects are serious enough to lead to intensive care. In some cases, severe neurotoxicity was thought to be associated with the use of certain lymphodepletion regimens used prior to the administration of the CAR- T products. Cytokine release syndrome is a condition that is currently defined clinically by certain symptoms related to the release of cytokines, which can include fever, chills, low blood pressure, when such side effects are serious enough to lead to intensive care with mechanical ventilation or significant vasopressor support. The exact cause or causes of cytokine release syndrome and severe neurotoxicity in connection with treatment of CAR-T products is not fully understood at this time. In addition, patients have experienced other adverse events in these studies, such as a reduction in the number of blood cells (in the form of neutropenia, thrombocytopenia, anemia or other cytopenias), febrile neutropenia, chemical laboratory abnormalities (including elevated liver enzymes), and renal failure.

Undesirable side effects caused by any of our cell therapy product candidates could cause us or regulatory authorities to interrupt, delay or halt preclinical or clinical studies and could result in restrictions on the labeling, distribution, or marketing of any approved products or a requirement to conduct potentially costly post-approval studies or the delay or denial of marketing approval by the FDA or other comparable foreign regulatory authorities. Side effects and toxicities associated with any of our product candidates, if approved, as well as the warnings, precautions, and requirements listed in the prescribing information, could affect the willingness of physicians to prescribe, and patients to use, such product candidates, if approved, and negatively affect market acceptance and commercial sales. In some cases, side effects such as neurotoxicity or cytokine release syndrome have resulted in clinical holds of ongoing clinical trials and/or discontinuation of the development of the product candidate. Results of our studies could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the studies or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from engineered cell therapies are not normally encountered in the general patient population and by medical personnel. Medical personnel may need additional training regarding engineered cell therapies to understand their side effects. Complexity of the potential side effects of engineered cell therapies, associated with the potential presence of comorbidities, could result in deaths. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

Negative public opinion and increased regulatory scrutiny of cell therapies and cellular research may damage public perception of our cell therapy product candidates, and any future products or adversely affect our ability to conduct our business or obtain and maintain marketing approvals for our cell therapy product candidates.

Public perception may be influenced by public statements that cell therapy, including cell editing technologies, is unsafe, or unethical, and research activities and adverse events in the field, even if not ultimately attributable to us or our cell therapy product candidates, could result in increased governmental regulation, unfavorable public perception, challenges in recruiting patients to participate in our clinical studies, potential regulatory delays in the testing or approval of our cell therapy product candidates, labeling restrictions for any future approved cell therapies, and a decrease in demand for any such product. For example, in November 2023, the FDA announced that it would be conducting an investigation into reports of T-cell malignancies following BCMA-directed or CD19-directed autologous CAR-T cell immunotherapies following reports of T-cell lymphoma in patients receiving these therapies. The FDA also stated that patients and clinical trial participants receiving treatment with the currently approved BCMA-directed and CD19-directed genetically modified autologous CAR-T cell immunotherapies products should be monitored life-long for new malignancies. In January 2024, the FDA determined that new safety information related to T-cell malignancies should be included in the labeling with boxed warning language on these malignancies for all BCMA- and CD-19-directed genetically modified autologous T-cell immunotherapies. Additionally, EMA’s PRAC started a signal procedure to review data on secondary malignancies related to T-cells (cancers that begin in a type of white blood cells called T-cells), including T-cell lymphoma and leukemia, for the six approved CAR-T cell medicines. Such regulations, along with more restrictive government regulations or negative public opinion may have a negative effect on our business or financial condition and may delay or impair the development and commercialization of our cell therapy product candidates or demand for any approved products.

Delays in obtaining regulatory approval of manufacturing processes and facilities or disruptions in manufacturing processes may delay or disrupt our commercialization efforts.

Before we can begin to commercially manufacture our medicinal product candidates, the FDA, EMA and any other regulatory authority must review the applicable manufacturing process and facilities as part of their review of our marketing application. This will likely require the manufacturing facilities to pass a pre-approval inspection by the FDA, EMA and any other regulatory authority.

In order to obtain approval from the FDA, EMA and any other regulatory authority, we will need to ensure that all of the processes, methods, and equipment are compliant with cGMP and perform extensive audits of vendors, contract laboratories, and suppliers. If any of our vendors, contract laboratories or suppliers is found to be out of compliance with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation(s) or while we work to identify suitable replacement vendors. The cGMP requirements govern, among other things, quality control of the manufacturing process, raw materials, containers/closures, buildings and facilities, equipment, storage and shipment, labeling, laboratory activities, data integrity, documentation policies and procedures, and returns. In complying with cGMP, we will be obligated to expend time, resources, and efforts in production, record keeping, and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action that could adversely affect our business, results of operations, financial condition, and cash flows, including the inability to sell any products that we may develop.

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

Even if a product displays a favorable efficacy and safety profile in preclinical and clinical studies and receives regulatory approval, market acceptance of the product will not be known until after it is launched. Our efforts to educate the medical community and third-party payers on the benefits of our products may require significant resources and may never be successful. Our efforts to educate the marketplace may require more resources than are required by the methods marketed by our competitors. Any of these factors may cause any future products we may develop to be unsuccessful or less successful than anticipated.

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

In certain countries, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct additional clinical trials that compare the cost-effectiveness of our product candidates to other available therapies. In the United States, Medicare and Medicaid are significant third party payers. Medicare is administered by the Centers for Medicare & Medicaid Services (CMS), an agency within the U.S. Department of Health and Human Services (HHS) and Medicaid is administered jointly by CMS and the individual states. Obtaining adequate coverage and reimbursement under Medicare and Medicaid is important for new drug products. Additionally, private payers may adopt coverage policies or reimbursement methodologies similar to Medicare. Reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer’s determination that use of a product is: a covered benefit under its health plan; safe, effective and medically necessary; appropriate for the specific patient; cost-effective; and neither experimental nor investigational. Novel and expensive cell therapies like CAR-T cell therapies have experienced and continue to experience coverage and reimbursement challenges. For example, Medicare only covers CAR-T cell therapies that meet specific criteria set forth in a national coverage decision. Other third party payers may impose coverage criteria more extensive than compliance with FDA labeling. If reimbursement of any of our products or product candidates, if approved, is unavailable or limited in scope or amount in a particular country, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability of our products in such country.

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

Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been generally limited to developing our technology and undertaking preclinical studies and clinical trials of our oncology and immunology product candidates, currently including GLPG5101, GLPG5301 or GLPG3667. We may not have the ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. We previously transitioned from a clinical-stage to a commercial-stage company; however, in January 2024, we transferred the Jyseleca® business to Alfasigma. As a result, we are now a clinical-stage company in the field of oncology and immunology. Following the proposed separation of our business, we will focus on oncology solely. We have limited historical profit from product sales and limited historical data on product revenues. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

With the exception of the years ended December 31, 2019 and 2023, we have incurred significant operating losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

With the exception of the years ended December 31, 2019 and 2023 we have incurred significant operating losses since our inception in 1999. We reported net losses of €218.0 million for the year ended December 31, 2022, a net profit of €211.7 million for the year ended December 31, 2023, and a net profit of €74.1 million for the year ended December 31, 2024. Our losses resulted principally from costs incurred in research and development, preclinical testing, clinical development of our product and our product candidates as well as costs incurred for research programs, pre-commercial activities, commercial activities (as of 2020) and from general and administrative costs associated with our operations. In the future we intend to continue the aforementioned activities except for the commercial activities due to the discontinuation of the Jyseleca® business. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital. We expect to continue incurring significant research, development, and other expenses related to our ongoing operations, and to continue incurring operating losses for the foreseeable future.

In connection with the transfer of the Jyseleca® business, we received a €50 million upfront payment from Alfasigma, plus €9.8 million for cash and working capital, and will receive potential future sales-based milestone payments totaling €120 million and mid-single to mid-double-digit earn-outs on European sales. Other than such potential milestone and earn-out payments, we do not expect to generate significant revenues. In addition, we contributed €15 million in 2024 and will contribute another €25 million to Alfasigma by June 2025 for Jyseleca® related development activities.

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

Our operations have consumed substantial amounts of cash since inception. During financial year 2024, we were conducting clinical trials for GLPG5101, GLPG5201, GLPG5301, GLPG3667 and other oncology and immunology product candidates. Following the proposed separation of our business, we will solely focus on oncology product candidates, including GLPG5101. Developing pharmaceutical product candidates, including conducting clinical trials, is expensive. We will require substantial additional future capital in order to complete clinical development and, if we are successful, to commercialize any of our current product candidates. If the FDA, or any other comparable regulatory agency, such as the EMA, requires that we perform studies or trials in addition to those that we currently anticipate with respect to the development of our product candidates, or repeat studies or trials, our expenses would further increase beyond what we currently expect, and any delay resulting from such further or repeat studies or trials could also result in the need for additional financing and other resources.

Our existing financial investments and cash and cash equivalents may not be sufficient for us to complete advanced clinical development of our product candidates or, if applicable, to commercialize product candidates that would be approved. Accordingly, we may continue to require substantial additional capital to continue our clinical development activities and potentially engage in commercialization activities. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds and resources we will require to complete research and development and commercialize our product candidates. The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

●	the progress, costs, results of and timing of our ongoing and planned clinical trials;
●	our ability to reach milestones under our existing collaboration arrangements and enter into additional collaborative agreements for the development and commercialization of our product candidates;
●	the willingness of the FDA, EMA, the MHRA, the MHLW/PMDA, and other comparable regulatory authorities to accept our clinical trials and preclinical studies and other work as the basis for review and approval of product candidates;
●	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA, the MHRA, the MHLW/PMDA, and other comparable regulatory authorities;
●	whether our collaboration partners continue to collaborate with us on the development and commercialization of our product candidates;
●	the number of product candidates and indications that we pursue, whether developed internally or in-licensed;
●	the timing and costs associated with manufacturing our product candidates for clinical trials and other studies and, if approved, for commercial sale;
●	our need to expand our development activities and, potentially, our research activities;
●	the timing and costs associated with establishing sales and marketing capabilities;
●	the costs associated with our future product sales, marketing, commercial manufacturing, and distribution activities;
●	the costs associated with adding new decentralized manufacturing units our cell therapy product candidates;
●	market acceptance of any approved product candidates;
●	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;
●	the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
●	the extent to which we may be required to pay milestone or other payments under our in-license agreements and the timing of such payments;
●	our need and ability to hire additional management, development and scientific personnel; and
●	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

Some of these factors are outside of our control. Based upon our current expected level of operating expenditures and our existing financial investments and cash and cash equivalents, we believe that we will be able to fund our operating expenses and capital expenditure requirements for the coming years. This period could be shortened, but not below a period of 12 months, if there are any significant increases beyond our expectations in spending on development programs or more rapid progress of development programs than anticipated. Accordingly, we expect that we could need to raise additional funds in the future. Additional funding may not be available to us on acceptable terms, or at all. If we are unable to obtain funding from equity offerings or debt financings, including on a timely basis, we may be required to:

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

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, the closures of Silicon Valley Bank (“SVB”) and Signature Bank (“Signature”) in March 2023, and First Republic Bank

(“First Republic”) in May 2023, led to disruption and volatility, including deposit outflows and increased need for liquidity, at certain banks. In addition, in March 2023, the Bank of England made the decision to sell Silicon Valley Bank UK Limited (“SVBUK”), the UK subsidiary of the SVB, to HSBC UK Bank Plc. Although depositors of these banks were largely protected, it is not certain that the Federal Reserve, FDIC or other similar agencies will treat future bank failures similarly, or would do so in a timely manner.

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

In January 2025, we and Gilead entered into a separation agreement to restructure our existing relationship. Under this agreement, we intend to transfer, by way of a partial demerger to be effected in accordance with the relevant provisions of the Belgian Companies and Associations Code, a portion of our current cash balance (along with certain other assets and liabilities) into a new entity, SpinCo. Our existing shareholders will receive shares in SpinCo in the same proportion as their shareholdings in Galapagos as of a record date to be established. Completion of the separation is contingent upon the approval of the partial demerger by an Extraordinary Shareholders’ Meeting of Galapagos, as well as certain other customary conditions. The separation is expected to occur by mid-2025.

We agreed with Gilead in the framework of this intended separation, that we will assign the option, license and collaboration agreement to the newly formed SpinCo as of the effective date of the separation. As of the separation, we will be released from the collaboration and will have full global development and commercialization rights to our pipeline, which will no longer be subject to Gilead’s opt-in rights under the option, license and collaboration agreement, subject to payment of single digit royalties to Gilead on net sales of certain products. The applicable royalty rates will be subject to customary step-downs and adjustments, such as reductions where there is no patent protection, no regulatory exclusivity, or in the presence of generic competition. The royalty term will continue until the expiration of the last Galapagos patent covering the product, the expiration of regulatory exclusivity, or twenty years after the separation date, whichever is later.

The proposed separation and assignment of the option, license and collaboration agreement to SpinCo is subject to various risks and uncertainties. Reference is made to the risks related to the proposed separation of our business.

If our global research and development collaboration with Gilead or other collaborations on research and development candidates do not result in the successful development and commercialization of products or if Gilead or another one of our collaboration partners assigns or terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, development of our product candidates could be delayed and we may need additional resources to develop product candidates.

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

We have relied upon and plan to continue to rely upon CROs to monitor and manage data for our preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials. We and our CROs also rely upon clinical sites and investigators for the performance of our clinical trials in accordance with the applicable protocols and applicable legal and regulatory requirements and scientific standards. Our CROs, as well as the clinical sites and investigators, may not perform our clinical trials in accordance with the applicable protocols as well as applicable legal and regulatory requirements and scientific standards, or report the results obtained in a timely and accurate manner. We need to have mechanisms in place to adequately manage, oversee and control our clinical trials, including selection of CROs, auditing activities, focus on set-up (during which deliverables, timelines and roles and responsibilities are defined), and oversight during the conduct of clinical trials. We, our CROs, as well as the clinical sites and investigators are required to comply with current Good Clinical Practices (GCPs) and GDPs, which are regulations and guidelines enforced by the FDA, the competent authorities of the member states of the European Economic Area, or EEA, and comparable regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these requirements through periodic inspections of trial sponsors, investigators and clinical sites. Upon inspection by a given regulatory authority, such regulatory authority may determine that any of our clinical trials do not comply with GCP and GDP regulations. If we, any of our CROs or any of the clinical sites or investigators fail to comply with applicable GCPs GDPs or other applicable requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications.

In addition to GCPs, our clinical trials must be conducted with products produced under current Good Manufacturing Practice (cGMP) regulations. Failure to comply with applicable protocols and regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process.

If any of our relationships with these CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on similar terms. In addition, switching or adding additional CROs involves additional cost and requires management time and focus. If CROs do not carry out their contractual duties or obligations successfully or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure (including by clinical sites or investigators) to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates and our costs could increase substantially.

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

We do not currently have, nor do we plan to build, the infrastructure or capability internally to manufacture our drug supply for our approved products or preclinical and clinical drug supplies. We expect to continue to depend on contract manufacturers or other third -party manufacturers for the foreseeable future. This reliance on third parties may impact the availability of such drugs or drug candidates at an acceptable cost and/or quality. This could potentially delay, prevent or impair our development and commercialization efforts.

If, for any reason, we were to experience an unexpected loss in the supply of any of our approved products, our product candidates or placebo or comparator drug used in certain of our clinical trials whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials or commercial distribution of our approved products.

The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our approved products and our product candidates are subject to the FDA’s, EMA’s and other comparable regulatory authorities’ pre-approval inspections that can be conducted after we submit the required approval applications to any relevant regulatory authority, such as, for example, an NDA or BLA to the FDA. We monitor, but do not control, the implementation of the manufacturing process of, but are dependent on, our contract manufacturers or other third-party manufacturers for compliance with cGMP regulatory requirements for manufacture of any drug products. If our contract manufacturers or other third-party manufacturers do not successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, EMA or other regulatory authorities or if such authority finds deficiencies at a contract manufacturer’s facility or is unable to conduct an inspection necessary to evaluate such facility, we will not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. This could significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

We, or our manufacturers, purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials and our approved products. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials and our approved products. We do not have any control over the process or timing of the acquisition of raw materials by our manufacturers, and delays may result for reasons beyond our control. .If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our products would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our products. Additionally, if we receive regulatory approval for our product candidates, we may experience unforeseen difficulties or challenges in the manufacture of our products on a commercial scale compared to the manufacture for clinical purposes.

Via the acquisition of CellPoint on June 21, 2022, we gained access to a decentralized, functionally-closed and automated cell therapy manufacturing platform, which CellPoint had developed in a strategic collaboration with a third party, Lonza. The platform that we license consists of the end -to-end xCellit® workflow management and monitoring software and Lonza’s Cocoon® platform, a functionally closed, automated manufacturing platform for cell and gene therapies. If, for any reason, the collaboration terminates or is otherwise materially changed and we are no longer entitled to use such technology platform, then we may be unable to secure alternatives to such technology and our research, development or other efforts may be interrupted or delayed, and our financial condition and results of operation may be materially adversely affected.

Risks related to our intellectual property

Our ability to compete may decline if we do not adequately protect our proprietary rights.

Future commercial success depends on obtaining and maintaining proprietary rights for any future product, and our current and any future product candidates, as well as successfully defending these rights against third-party challenges. We will only be able to protect our product candidates, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our product candidates is uncertain due to a number of factors, including:

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

Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes filing fees, search and examination fees, grant fees, periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. We may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forgo patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Moreover, in some circumstances, we do not have the right to control the preparation, filing or prosecution of patent applications, or to maintain the patents, covering technology subject to our collaboration or license agreements with third parties. For example, under our collaboration agreement with Gilead, Gilead controls litigation on our patents for filgotinib in jurisdictions outside the European region and for any optioned programs. Therefore, these patents and patent applications may not be prosecuted or enforced in a manner consistent with the best interests of our business.

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

Our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in intellectual property laws in the United States and around the world. For example, in Europe, a new unitary patent system took effect June 1, 2023, which will significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court, or the UPC. As the UPC is a new court system, it is evolving and there is limited jurisprudence, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes. Certain jurisdictions, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties under certain circumstances. In those jurisdictions, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. In addition, many jurisdictions limit the enforceability of patents against government agencies or government contractors. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

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

In addition, we may incur substantial costs in order to comply with current or future environmental, sustainability, health and safety laws, regulations or permitting requirements, in which case our research, development or other efforts may be interrupted or delayed, and our financial condition and results of operation may be materially adversely affected. As of date of this annual report, we are subject to the EU’s Corporate Sustainability Reporting Directive (CSRD) and therefore required to report in our annual report on a broad range of sustainability-related impacts, risks and opportunities on the basis of the European Sustainability Reporting Standards which require, in particular, disclosures on environmental protection, social responsibility and treatment of employees, respect for human rights, anti-corruption, bribery and diversity. In connection with these reporting obligations, we are required to formulate long-term ESG targets, policy and strategic plans, and to conduct due diligence for our own operations and supply chain. As the CSRD requires reporting based on a double materiality assessment – we need to be in a position to make both (i) an inside-out assessment of impact materiality (meaning a consideration of the impact of our corporate activity on sustainability matters from the perspective of citizens, consumers, employees, etc.) and (ii) an outside-in assessment of financial materiality (meaning a consideration of sustainability matters which, from the investor perspective, are material to our development, performance and financial position). These current or future laws, regulations and permitting requirements may impair our research, development or production efforts. Failure to comply with these laws, regulations and permitting requirements also may result in substantial fines, penalties or other sanctions. As an example, climate change and more specifically the related current and future regulatory requirements, as well as the accelerated transition to a low carbon economy globally, might adversely impact Galapagos’ compliance status and value chain, if not addressed adequately.

Risks related to our business operations and growth

Inadequate funding for the FDA, the SEC and other government agencies, including from government shutdowns, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

Currently, federal agencies in the U.S. are operating under a continuing resolution that is set to expire on September 30, 2025. Without appropriation of additional funding to federal agencies, our business operations related to our product development activities for the U.S. market could be impacted. The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

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

Our and our third party partners’ or vendors’, information technology systems and networks could face serious disruptions or suffer security breaches, incidents, or compromises that could adversely affect our business.

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

We continuously assess these threats and make investments to enhance internal protection, detection, and response capabilities, as well as to enhance our third party providers’ capabilities and controls to address this risk.

However, because of the frequently changing attack techniques, along with the increased volume and sophistication of the attacks, there is the potential risk for us to be adversely impacted. Although Galapagos has invested time and resources in the protection of its information technology and other internal infrastructure systems, we and our vendors, like other companies in the industry, have experienced non-material attacks from time to time, and we and our vendors may experience other such attacks in the future.

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

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and an even greater risk in connection with the commercialization of our drugs (if approved). For example (without any limitation), we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing, commercialization, use, or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our products. Any claims against us, regardless of their merit, could be difficult and costly to defend, and could materially adversely affect the market for our products and product candidates, or any prospects for commercialization or our products and product candidates. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to stop development or, if approved, limit commercialization of our products and product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

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

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations.

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

We may fail to comply with evolving privacy and data protection laws and requirements in effect in the European Union, United Kingdom and other jurisdictions.

In the European Union, or “EU”, the European Economic Area, or “EEA” and the United Kingdom, or

“UK”, we may face particular privacy, data security, privacy and data protection risks in connection with requirements of the Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC, or the “EU GDPR”, the EU GDPR in such form as incorporated into the laws of the UK, or the “UK GDPR”, and other applicable implementing or supplemental data protection laws and regulations in effect in the EEA and UK. The UK’s data protection regime is independent from but aligned to the EU’s data protection regime. Unless stated

otherwise, in this annual report, the “GDPR” refers to both the EU GDPR and UK GDPR, and applies inter alia to the processing of personal data in connection with

(a) the offering of goods or services to/the monitoring of the behavior of individuals in the EEA/UK; or (b) the activities of our establishments in the EEA/UK. The GDPR impose strict data protection obligations for controllers and processors of personal data, including, for example, expanded disclosures about how personal data is to be used, limitations on retention of data, enhanced requirements for securing personal data, mandatory data breach notification requirements, appointing data protection officers, conducting data protection impact assessments, and has created onerous liabilities on controllers and processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside of the UK and EEA that do not ensure an adequate level of protection, including the United States in certain circumstances, unless derogation exists or a valid GDPR transfer mechanism (for example, the European Commission approved Standard Contractual Clauses, or SCCs, and the UK International Data Transfer Agreement or Addendum, or the UK IDTA), have been put in place and transfer impact assessments increases substantially the penalties to which we could be subject in carried out. Any inability to transfer personal data from the UK or EEA to the United States in compliance with data protection laws may impede our operations and may adversely affect our business and financial position. Following the UK’s exit from the EU, or Brexit, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection laws between these territories. For example, the UK has introduced the Data Reform Bill into the UK legislative process with the intention for this bill to reform the UK’s data protection regime following Brexit. If passed, the final version of the Data Reform Bill may have the effect of further altering the similarities between the UK and EEA data protection regimes and threaten the UK adequacy decision from the EU Commission allowing the free flow of personal data from the UK to the EEA, which may lead to additional compliance costs and could increase our overall risk. This lack of clarity on future UK laws and regulations and their interaction with those of the EEA could add legal risk, uncertainty, complexity, and cost to our handling of EEA and UK personal data and our privacy and security compliance programs, and could require us to implement different compliance measures for the UK and EEA.

Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA member states and the UK, which may deviate slightly from the GDPR, may result in warning letters, mandatory audits, suspension of processing and substantial financial penalties, including possible fines of up to € 20,000,000 (17.5 million for the UK GDPR) or up to 4% of our total worldwide annual turnover of the preceding year for the most serious infringements. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. The GDPR increases our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place and maintain additional mechanisms to ensure compliance with the GDPR. Compliance with the GDPR is a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation and reputational harm in connection with our personal data processing activities. A similar legislative framework, including similar obligations and penalties, applies in Switzerland, where similar efforts are needed.

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

Despite our efforts to ensure compliance with the GDPR, we may not be successful either due to internal or external factors such as resource allocation limitations. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects, consumer associations or others, as well as in penalties issued by data protection authorities as is also stated above.

We may also fail to comply with other privacy and data protection laws and regulations in other jurisdictions where we are active and/ or operating, including but not limited to the United States.

Although we have invested time and resources in the protection of its personal data and information technology and monitors its systems on an ongoing basis, some immaterial incidents have occurred in respect of which we have taken appropriate measures. To date, no material risk has been identified, and our business and operations have not been materially impacted by such incidents.

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

We could face significant operational risks as a result of doing business internationally, which could have a material adverse effect on our business, financial condition and results of operations, such as (without any limitation):

●	fluctuations in foreign currency exchange rates;
●	potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;
●	potential changes to the accounting standards, which may influence our financial situation and results;
●	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
●	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;
●	difficulties in attracting and retaining qualified personnel;
●	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;
●	rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and
●	tariffs (including tariffs that have been or may in the future be imposed by the United States or other countries), trade protection measures, import or export licensing requirements, trade embargoes, economic sanctions, other trade barriers (including further legislation or actions taken by the United States or other countries that restrict trade), and protectionist or retaliatory measures taken by the United States or other countries.

Unforeseen or catastrophic events, including extreme weather events and other natural disasters, man-made disasters or the emergence of epidemics, global conflicts or geopolitical issues, could cause a disruption in our operations or other consequences that could have a material adverse effect on our financial condition and results of operations.

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

Current geopolitical tensions with China may also have an effect on our business. Recent Congressional legislative proposals, such as the previously proposed BIOSECURE Act, could, among other things, restrict U.S. federal funding in connection with biotechnology equipment or services proceeded or provided by certain Chinese biotechnology companies of concern. Although the BIOSECURE Act has not passed in Congress, continued government scrutiny on relationships with Chinese collaboration partners is anticipated. Legislation or initiatives like the BIOSECURE Act that are considered in the future in the United States may affect our ability to contract with Chinese entities in connection with the research, development, and production of our product candidates.

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

In addition, it is possible for individuals or groups to target companies with disruptive social media campaigns related to a request for access to unapproved drugs for patients with significant unmet medical need. If we experience a similar social media campaign regarding our decision to provide or not provide access to our product candidates under an expanded access policy, our reputation may be negatively affected and our business may be harmed.

Risks related to the proposed separation of our business

The proposed separation of our business into two independent, publicly traded companies is subject to various risks and uncertainties and may not be completed on the terms or timeline currently contemplated, if at all, and will involve significant time, effort and expense, which could harm our business, results of operations and financial condition.

In January 2025, we announced our intent to separate our business into two independent, publicly traded companies: Galapagos NV and a new company to be named at a later date (“SpinCo”). We expect that SpinCo will apply to have its shares admitted to trading and listed on Euronext Brussels and Euronext Amsterdam, and to have its American depositary shares representing its shares listed on Nasdaq Global Select Market, with all Galapagos shareholders to receive shares of SpinCo on a pro rata basis based on their shares of Galapagos owned as of a record date to be established at a later date. Following the proposed separation, Galapagos NV is expected to continue to focus on cell therapy programs in oncology and advance its lead CAR-T candidate, GLPG5101. SpinCo is expected to focus on building a pipeline of innovative medicines with robust demonstrated proof-of-concept in oncology, immunology and/or virology through strategic business transactions. In connection with the proposed separation, Galapagos NV intends to discontinue its small molecule discovery programs in oncology and seek potential partners for such assets, including the TYK2 inhibitor, GLPG3667, and to conduct a reduction in force in Europe of approximately 300 employees. These are our present plans and intentions.

We may not be able to complete the separation on the terms or on the timeline that we announced, or at all. The proposed separation is subject to Belgian law and the satisfaction of customary conditions, including consultations with works councils in the Netherlands, Belgium and France and receipt of Belgian tax rulings with respect to the proposed separation. In addition, the proposed separation is subject to the approval of the shareholders at an Extraordinary Shareholders’ Meeting. Completion of the separation is contingent upon a number of conditions, including, among others, approval of the partial demerger by 75% of the votes of our shareholders cast at the first meeting called for the purpose at which at least 50% of the share capital is represented, or, where quorum was not reached at the first meeting, a subsequent meeting to which quorum requirements will not apply, and other conditions described in this risk factor. The failure to satisfy any of these conditions could delay the completion of the proposed separation for a significant period of time or prevent it from occurring at all. The conditions can be waived by mutual agreement of the parties, except the shareholder approval condition which is a legal requirement to effecting the separation. Gilead and we have agreed to co-operate in good faith and use our best efforts to ensure that each of the conditions to the separation is satisfied by December 31, 2025, at the latest (or such other date as we may agree on in writing). If any condition is not satisfied or has become impossible to satisfy by such date, Gilead and we will engage in good faith discussions in an effort to implement the separation to the greatest extent possible. Either party may terminate the Separation Agreement if the separation has not occurred by December 31, 2025, or by such other date as the parties agree in writing. Pursuant to the Separation Agreement, Gilead agreed to attend any Extraordinary Shareholders Meeting of us related to the separation, and if quorum is met with respect to such meeting, Gilead will vote with all of its Galapagos Shares in order to approve the Spin-Off and any other related matters, in each case if the separation is in accordance with the terms of the Separation Agreement. As of March 15, 2025, Gilead holds 25.35% of our shares. Some of the conditions for completing the separation are outside of our control. If any condition to the closing of the Spin-Off is not satisfied or waived, the separation will not be completed on the proposed timeline or at all. In addition, various factors, including changes in the competitive conditions of our markets, changes in financial markets and economic conditions, delays in obtaining Belgian tax rulings, material or unanticipated tax liability for our shareholders, us, and/or Galapagos NV and SpinCo, or other delays or difficulties effecting the proposed separation, could delay or prevent the completion of the proposed separation or cause it to occur on terms or conditions that are different or less favorable than expected. Any of the foregoing may result in our not achieving the operational, financial, strategic and other benefits we anticipate realizing as a result of the separation, and in each case, our business, results of operations and financial condition could be adversely affected.

We have incurred, and will continue to incur, significant expenses in connection with the proposed separation, and such costs and expenses may be greater than we anticipate. In addition, completion of the separation will require a significant amount of management’s time and efforts, which may disrupt our business or otherwise divert management’s attention from other aspects of our business, and which may not yield a benefit if the proposed separation is not completed. If pursued, we will also incur ongoing costs and dis-synergies in connection with, or as a result of, the proposed separation and related restructuring transactions, including costs of operating as independent, publicly traded companies that the two businesses will no longer be able to share. Any of the foregoing could adversely affect our business, results of operations and financial condition.

We may fail to realize some or all of the anticipated benefits of the proposed separation, and the proposed separation could expose us to new risks.

Even if the proposed separation is completed, the anticipated operational, financial, strategic and other benefits of the separation may not be achieved. We cannot predict with certainty if or when anticipated benefits will occur or the extent to which they will be achieved. If the proposed separation is completed, our operational and financial profile, including our capital structure, will change, and we will face new risks. We cannot assure you that the two independent companies will be successful following the proposed separation. In particular, the two companies will be smaller and less diversified, with a narrower business focus, and may be more vulnerable to changing market conditions.

Further, the combined value of the ADSs or ordinary shares of the two companies may not be equal to or greater than what the value of our ADSs or our ordinary shares would have been had the separation not occurred. The combined value of the ADSs or ordinary shares of the two companies could be lower than anticipated for a variety of reasons, including the risks described herein and the failure of SpinCo to operate and compete effectively as an independent company. We expect that SpinCo intends to apply for admission of its shares to trading and listing on Nasdaq and Euronext Brussels and Euronext Amsterdam, with all Galapagos shareholders receiving SpinCo shares on a pro rata basis, proportional to their ownership of Galapagos shares as of a record date to be established. The ADSs of Galapagos will be available for trading on Nasdaq. We cannot predict the prices at which our ADSs and ordinary shares may trade after the proposed separation or the effect of the proposed separation or the exchanges on which are securities are listed for trading will have on the trading prices of our ADSs and ordinary shares. It is possible that our shareholder base will change significantly following the proposed separation, for a variety of reasons. For example, some of our shareholders may not believe that our remaining businesses or our level of market capitalization fits their investment objectives. The sale of significant amounts of our securities or the perception in the market that this will occur may lower the trading price of our securities. The increased volatility of the trading prices of our ADSs and ordinary shares following the proposed separation may have a material adverse effect on our business, financial condition and results of operations.

We expect to reduce our workforce in connection with the proposed separation, and such reduction in force may not achieve our intended outcome and may result in significant adverse consequences.

In connection with the proposed separation, we expect to conduct a reduction in force of approximately 300 positions across the organization in Europe, representing 40% of our employees, and expect to close our site in France. This reduction in force may result in unintended consequences and costs, such as the loss of institutional knowledge and expertise, attrition beyond the intended number of employees, decreased morale among our remaining employees, and the risk that we may not achieve the anticipated benefits of the reduction in force. In addition, while positions have been eliminated, certain functions necessary to our operations remain, and we may be unsuccessful in distributing the duties and obligations of departed employees among our remaining employees. The reduction in force could also make it difficult for us to pursue, or prevent us from pursuing, new opportunities and initiatives due to insufficient personnel, or require us to incur additional and unanticipated costs to hire new personnel to pursue such opportunities or initiatives, including any potential strategic alternatives. If we are unable to realize the anticipated benefits from the reduction in force, or if we experience significant adverse consequences from the reduction in force, our business, financial condition, and results of operations may be materially adversely affected.

We will be subject to general business uncertainties and contractual restrictions while the proposed separation is pending, which could adversely affect our existing business and operations.

In connection with the proposed separation, it is possible that some of our customers, partners, suppliers and other third parties with whom we currently or might potentially have a business relationship may delay or defer certain business decisions or seek to terminate, change or renegotiate their relationships with us as a result of the proposed separation, which could negatively impact our business and the respective businesses of the two companies following the separation.

The proposed separation also presents a number of risks to our internal processes, such as the risk of failure to maintain an adequate control environment due to changes to our infrastructure technology systems and financial reporting processes. If we cannot effectively transition the two companies to stand-alone systems and functions, we may experience disruptions to our business operations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, our costs for the operations of these systems may be higher than the amounts historically reflected in our financial statements.

The separation agreement provides that we are not prevented from considering and proceeding with any business combination, divestment, acquisition, financing, licensing or other business or commercial transaction except, however, until the completion of the separation, as agreed in relation to or pursuant to the option, license and collaboration agreement. Furthermore, pursuant to the separation agreement, we cannot take any actions prior to the completion of the proposed separation that would reasonably be expected to impair or delay the separation or the other transactions contemplated by the separation agreement in any material respect or that would have as a primary purpose to impair or be adverse to the rights of Gilead under the separation agreement or the other agreements contemplated to be executed by Gilead. The separation agreement also states that prior to the completion of the separation, we may commence with any third-party partnership and financing discussions with respect to our business, assets and programs that are not allocated to SpinCo in connection with the separation, provided, however, that any such partnerships or financing transactions do not take effect until after the completion of the separation, unless otherwise agreed to by the Parent Investor This may affect our ability to conduct our business and manage the foregoing uncertainties and restrictions.

If the proposed separation occurs, certain members of our management, Directors and shareholders will hold shares in both our company and SpinCo, and as a result may face actual or potential conflicts of interest.

If the proposed separation occurs, certain members of our management and Directors will own ordinary shares, including shares in the form of ADSs, of both our company and SpinCo. This ownership overlap could create, or appear to create, potential conflicts of interest when our management and Directors and SpinCo’s management and Directors face decisions that could have different implications for the two companies. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us and SpinCo regarding the terms of the agreements governing the separation and the relationship between us and SpinCo. These agreements include the separation agreement, the option, license and collaboration agreement with Gilead (which will only apply to SpinCo following the proposed separation), and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that we or SpinCo may enter into in the future.

U.S. Federal Income Tax Consequences of Proposed Separation.

The receipt by a U.S. holder of SpinCo ADSs in respect of Galapagos ADSs or shares in the proposed separation will be treated as a distribution to the U.S. holder under section 301 of the U.S. Internal Revenue Code for U.S. federal income tax purposes. As a result, U.S. holders receiving SpinCo ADSs in the proposed separation will be treated as receiving a taxable distribution from Galapagos in respect of their Galapagos ADSs or shares in an amount equal to the fair market value of the SpinCo ADSs received by such US shareholder in the proposed separation. The distribution will be treated as a dividend to the extent of Galapagos’ current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Furthermore, if we are a PFIC with respect to a U.S. holder, such U.S. holder could be subject to adverse U.S. tax consequences as a result of receiving a distribution from Galapagos as part of the proposed separation as described further below in “Item 10 E. Taxation - Certain Material U.S. Federal Income Tax Considerations to U.S. Holders - U.S. Federal Income Tax Consequences of Proposed Separation”. We believe that we were not a PFIC for our 2024 taxable year and prior taxable years. Further, we do not expect to be a PFIC for our 2025 taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years. U.S. holders should consult their own tax advisors about the consequences to them of the proposed separation.

Risks related to tax and other financial matters

If we are unable to use tax loss carryforwards to reduce future taxable income or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.

As of December 31, 2024, we had cumulative carry forward tax losses of € 842.9 million related to entities in Belgium, and €19.1 million related to the other entities of our group. These are available to carry forward and offset against possible future taxable income for an indefinite period in Belgium, but €1.1 million of these tax loss carryforwards in the United States will expire between 2028 and 2034. If we are unable to use tax loss carryforwards to reduce possible future taxable income or in case of changes in tax regulations affecting the use of tax loss carryforwards, our business, results of operations and financial condition may be adversely affected.

As a company active in research and development in Belgium and France, we have benefited from certain research and development incentives including, for example, but not limited to, the Belgian research and development tax credit and the French research tax credit (crédit d’impôt recherche). These tax credits can be offset against Belgian and French corporate income tax due, respectively. The excess portion may be refunded as from the end of a four-year fiscal period for the Belgian research and development incentive (this period of four years is reduced from five years for tax credits carried forward as from the accounting year starting January 1, 2024), and at the end of a three-year fiscal period for the French research and development incentive. As from the accounting year starting January 1, 2024, it is optional for the company in Belgium to either apply the tax credit to any corporate income tax due or to carry-over the tax credit to a subsequent taxable period (up to the four-year refund period). The research and development incentives are both calculated based on the amount of eligible research and development expenditure. The Belgian tax credit represented €17.3 million for the year ended December 31, 2022, and €26.3 million for the year ended December 31, 2023, and €17.4 million for the year ended December 31, 2024. The French tax credit amounted to €11.4 million for the year ended December 31, 2022, and €6.5 million for the year ended December 31, 2023, and €2.1 million for the year ended December 31, 2024. The Belgian and/or French tax authorities may audit each research and development program in respect of which a tax credit has been claimed and assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and, should the Belgian and/or French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the Belgian or French governments decide to eliminate, or reduce the scope or the rate of, the research and development incentive benefits, either of which they could decide to do at any time, our results of operations could be adversely affected.

As a company active in research and development in Belgium, we also expect to benefit from the innovation income deduction, or IID, in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective tax rate than other revenues. The effective tax rate can thus be reduced down to 3.75%. At the end of 2024, we had €534.7 million of carry-forward IID in Belgium.

On December 14, 2022, the Council of the EU formally adopted the Council Directive on ensuring a global minimum level of taxation for multinational groups in the Union, laying down rules for ensuring a minimum level of effective corporate taxation of large multinational groups and large-scale purely domestic groups operating in the Single Market. The Directive is largely aligned with the OECD Model Rules agreed by the Inclusive Framework and published on December 20, 2021 (the so -called “Pillar II”). The aim of the directive is to realize a 15% global minimum effective tax rate at country-per-country level. At this stage, no carve-out for patent box regimes or R&D incentives is included in the directive. This directive could have an impact on the company’s future effective tax rate and/or tax attributes. Member States had to transpose said directive into their national laws before December 31, 2023.

The Belgian Pillar II rules entered and will enter into force in two steps: the income inclusion rule (or “IIR”) and the Qualified Domestic Minimum Top-up Tax (or “QDMTT”) entered into force for taxable periods starting as of December 31, 2023, whereas the rules regarding the Undertaxed Profit Rule (or “UTPR”) have entered into force for taxable periods starting as of December 31, 2024.

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

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2024 taxable year. If we were a PFIC for our 2024 taxable year, this could result in adverse U.S. tax consequences to certain U.S. holders.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Our status as a PFIC depends on the composition of our income and the composition and value of our assets from time to time. If we are a PFIC for the 2024 taxable year, certain U.S. holders of the ADSs may suffer adverse tax consequences, including, but not limited to, having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, losing the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. See “Item 10.E.—Taxation—Certain Material U.S. Federal Income Tax Considerations to U.S. Holders—Passive Foreign Investment Company Considerations.”

Based upon the value of our assets, including any goodwill, and the composition of our income and assets, we believe that we were not a PFIC for our 2024 taxable year or prior taxable years. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

We believe that we were not a controlled foreign corporation, or CFC, for U.S. federal income tax purposes for the 2024 taxable year. If we were to qualify as a CFC, this could result in adverse U.S. federal income tax consequences to certain U.S. holders.

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

To our best knowledge, we do not believe that we were a CFC for the taxable year ended December 31, 2024. Furthermore, it is possible that our non-United States subsidiaries will be CFCs for the taxable year ended December 31, 2024 (or future taxable years) even if we are not a CFC for such taxable year(s). However, we cannot provide any assurances regarding our status or the status of our subsidiaries as a CFC for the 2024 taxable year or any future taxable years. U.S. holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC, we generally will not be treated as a PFIC with respect to those U.S. holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

We may be forced to repay the technological innovation grants if we fail to comply with our contractual obligations under the applicable grant agreements.

We have received several technological innovation grants to date, totaling €38.8 million as of December 31, 2024, from an agency of the Flemish government to support various research programs and technological innovation in Flanders. These grants carry clauses which require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. If we fail to comply with our contractual obligations under the applicable technological innovation grant agreements, we could be forced to repay all or part of the grants received. Such repayment could adversely affect our ability to finance our research and development projects. In addition, we cannot ensure that we will then have the additional financial resources needed, the time or the ability to replace these financial resources with others.

We may be exposed to significant foreign exchange risk.

We hold portions of our cash and cash equivalents and financial investments in currencies other than the euro, in particular, the U.S. dollar. We also incur portions of our expenses and derive revenues, in currencies other than the euro, in particular, the U.S. dollar. As a result, we are exposed to foreign currency exchange risk as our reporting currency is the euro. We currently do not engage in exchange rate hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, for example (without any limitation), an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our business, financial condition, results of operations and cash flows.

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

As of the date of this annual report on Form 20-F, our executive officers, Directors, current 5% or greater shareholders and their affiliated entities, including Gilead Sciences, Inc. and its affiliates, together beneficially own approximately 50.62% of our ordinary shares, including shares in the form of ADSs. This concentration of ownership might have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial, and might therefore negatively affect the market price of the ADSs.

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

There are several provisions of Belgian corporate law and certain other provisions of Belgian law, such as the obligation to disclose important shareholdings and merger control, that may apply to us and which may make an unfriendly tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that third parties may consider and thus deprive the shareholders of the opportunity to sell their ordinary shares at a premium (which is typically offered in the framework of a takeover bid). These provisions may also have the effect of depriving ADS holders of the opportunity to sell their ADSs potentially at a premium.

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

Holders of ADSs may exercise voting rights attached to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the Shareholders Meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

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

In accordance with the Belgian Companies Code, our Articles of Association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis and in exchange for contributions in cash, for any issue of new shares, convertible bonds or subscription rights that, unless such rights are cancelled or limited either by resolution of our Shareholders’ Meeting or by our Board of Directors in the framework of the authorized capital, as described below. The Extraordinary Shareholders’ Meeting authorized the Board of Directors to increase the share capital of Galapagos NV, in one or several times, and under certain conditions set forth in extenso in our Articles of Association. We refer to this authority for our Board of Directors to increase our share capital as our authorized capital. This authorization consists of two parts, a general authorization for capital increases and a specific authorization for capital increases, and said authorizations can be renewed. The general authorization for capital increases up to 20% of the share capital at the time of convening the Shareholders’ Meeting of April 30, 2024 (i.e. €71,288,987.72) was renewed and is valid for a period of five years from the date of publication of such renewal in the Annexes to the Belgian State Gazette, i.e. May 7, 2024, so until May 6, 2029. Said renewed general authorization for capital increases replaced the previous general authorization which was approved at the Shareholders’ Meeting held on October 22, 2019 (i.e. €67,022,402.04), and published in the Annexes to the Belgian State Gazette on November 13, 2019. A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening the shareholders’ meeting of April 25, 2017 (i.e. € 82,561,764.93), was renewed and was valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. May 31, 2017, so until May 30, 2022. This specific part of the authorized capital was, however, only able to be used in a number of specific circumstances and upon a resolution of the Board of Directors that all its independent members within the meaning of article 7:87 of the Belgian Companies Code approve. This specific authorization was not renewed in 2022. As of the date of this annual report, our Board of Directors may decide to issue up to 11,796,262.06 ordinary shares pursuant to the general authorization. Please see the section of this annual report titled “Item 10.B.—Memorandum and Articles of Association.” Absent renewal by our shareholders of this authorization of the Board of Directors or absent cancellation or limitation by our shareholders of the preferential subscription rights of our existing shareholders, the requirement to offer our existing shareholders the preferential right to subscribe, pro rata, for new shares being offered may as a practical matter preclude us from timely raising capital on commercially acceptable terms or at all.

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

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example (without any limitation), we are exempt from certain rules under the Securities Exchange Act 1937, as amended, (the Exchange Act) that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Brussels and Euronext Amsterdam and voluntarily report our results of operations on a quarterly basis via a press release or a financial report, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there is and will continue to be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

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

While we currently qualify as a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2025.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or Directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. As of March 15, 2025, a majority of our executive officers and Directors are not U.S. citizens or residents.

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

On June 21, 2022, we acquired all outstanding shares of CellPoint B.V., or CellPoint, a Dutch company dedicated to developing CAR-T therapies at the point-of-care, and AboundBio, Inc., or AboundBio, a privately held U.S. biotechnology company. Each was acquired through an all-cash transaction. CellPoint was acquired for an upfront payment of €125 million, with milestone payments of up to €100 million. AboundBio was acquired for a payment of $14 million. We believe we reinforced our portfolio through the acquisitions by gaining access to a new therapeutic area, oncology, as well as a decentralized and automated cell therapy supply model and a fully human antibody-based therapeutics platform.

On October 30, 2023, we signed a letter of intent contemplating a transfer of the Jyseleca® business to Alfasigma S.p.A., or Alfasigma. The final agreement was signed on December 30, 2023 and the transaction was closed on January 31, 2024. The transfer included the European Union and UK Marketing Authorizations, and the commercial, medical affairs and development activities for Jyseleca®. In connection with the completion of the transaction, approximately 400 Galapagos positions in 14 European countries transferred to Alfasigma to support business continuity and ongoing patient access for the Jyseleca® business. We received a €50 million upfront payment in connection with the transfer, and expect to receive potential milestone payments totaling €120 million and mid-single to mid-double-digit earn-outs on European sales. We contributed €15 million in 2024 and will contribute another €25 million by June 2025 to Alfasigma for Jyseleca® related development activities.

The European Commission decision approving the marketing authorization transfer for Jyseleca® from us to Alfasigma was adopted on August 22, 2024; the Medicines and Healthcare products Regulatory Agency (MHRA) decision approving the marketing authorization transfer for Jyseleca® from us to Alfasigma S.p.A was received on September 9, 2024 and entered into effect on September 30, 2024.

The transfer of our Jyseleca® business has been determined to meet the criteria to be classified as held for sale and discontinued operations in our financial statements for the years ended December 31, 2022, 2023 and 2024. We also presented all income statement items fully related to the Jyseleca® business transferred on a separate line “Net profit/loss (-) from discontinued operations, net of tax” in our consolidated income statement.

On January 8, 2025, we announced that we entered into a separation agreement with Gilead pursuant to which we intend to spin-off a portion of our current cash balance as well as our rights and obligations under certain agreements with Gilead into a newly incorporated entity, XYZ SpinCo NV (“SpinCo”)(the “Separation”). The Separation will be conducted in accordance with the relevant provisions of the Belgian Companies Code. Existing Galapagos shareholders will be issued and allocated shares in SpinCo in the same proportion as their shareholdings in Galapagos. SpinCo will focus on identifying and investing in innovative medicines with robust proof of concept, particularly in the fields of oncology, immunology, and virology. Completion of the Separation is contingent upon the approval of the partial demerger by our shareholders at an Extraordinary Shareholders’ Meeting, as well as certain other customary conditions. The Separation is expected to occur by mid-2025.Our actual capital expenditures for the years ended December 31, 2022, 2023, and 2024 amounted to €36.9 million, €19.3 million, and €82.1 million respectively. These capital expenditures primarily consisted of land, buildings, laboratory equipment, leasehold improvements, and intangible assets. We anticipate our capital expenditure in 2025 to be financed from our cash reserves. For more information on our capital expenditures, see the section of this annual report titled “Item 5.B.—Liquidity and capital resources—capital expenditures.”

B.     Business Overview

We are a biotechnology company with operations in Europe and the U.S. dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders.

Our clinical pipeline includes: 1) GLPG5101, a CD19 CAR-T product candidate decentralized manufactured, currently in Phase 1/2 in rrNHL; 2) GLPG5301, a BCMA CAR-T product candidate decentralized manufactured, currently in Phase 1 in rrMM, and 3) GLPG3667, a TYK2 inhibitor currently in Phase 2 clinical trial in DM and in SLE. In both our oncology and immunology portfolios, we have multiple product candidates in early research stages.

Below is an overview of our current key oncology pipeline assets:

HEMATOLOGICAL TUMORS

Candidate	Target	Class	Indication		Discovery	IND/CTA-Enabling	Phase 1	Phase 2
GLPG5101*	**CD19**	CAR-T	Double-refractory, aggressive, B-cell malignancies	FL/MZL				
				MCL				
				DLBCL				
				PCNSL				
				High risk DLBCL				
				BL				
				DLBCL-RT				
				CLL				
GLPG5301	**BCMA**	CAR-T	R/R multiple myeloma	MM				
Asset 1	**Armored bi-specific**	CAR-T	B-cell malignancies					
Asset 2	**Non-disclosed**	CAR-T	Multiple myeloma					

SOLID TUMORS

Candidate	Target	Class	Indication	Discovery	IND/CTA-Enabling	Phase 1	Phase 2
Uza-cel[1]	**MAGE-A4, expressing CD8α**	TCR-T	Head & neck cancer			Adaptimmune	
Asset 3	**Non-disclosed**	CAR-T	SCLC and neuro-endocrine				
Asset 4	**Non-disclosed**	CAR-T	Platinum-resistant ovarian				

BL, Burkitt lymphoma; CLL, chronic lymphocytic leukemia; DLBCL, diffuse large B-cell lymphoma; FL, follicular lymphoma; High-risk DLBCL with International Prognostic Index 3-5 or double/triple-hit lymphoma, primary refractory disease, defined as subjects failing to achieve a complete response to first-line anti-CD20 and anthracycline-based chemoimmunotherapy after ≥2 cycles at the interim disease assessment; MCL, mantle cell lymphoma; MM, multiple myeloma; MZL, marginal zone lymphoma; PCNSL, primary central nervous system lymphoma; R/R relapsed/refractory; RT, Richter transformation; SCLC, small-cell lung cancer; [1] Collaboration with ADAP * Protocol for GLPG5101 currently being amended to include DLBCL-RT and CLL

We announced on February 12, 2025, that we are focusing our resources on accelerating GLPG5101 as our flagship CD19 CAR-T program. Pending the advancement of GLPG5101 in additional indications, we are deprioritizing activities for GLPG5201, our second CD19 CAR-T candidate.

As part of the planned separation announced on January 8, 2025, and our strategic reorganization to focus on cell therapies in oncology, we are actively exploring partnerships for our small molecule portfolio in oncology and immunology. Our goal is to identify potential partners who can further develop and commercialize these assets, ensuring they reach patients who can benefit from them. As of the date of this publication, the small molecule portfolio is outlined in the chart below.

Platforms

CELL THERAPIES AND SMALL MOLECULES

Revolutionizing cell therapy manufacturing for faster and broader patient access

CAR-T treatments have life-saving potential but despite continued progress, only 25%-30%* of eligible patients currently receive it. Long lead times, costly central manufacturing and complex logistics continue to be limiting factors for large-scale capacity and broad patient access.

Thaw
Freeze
Centralized manufacturing model
Treatment Site
Manufacturing Hub
Freeze
Thaw

Due to current manufacturing constraints:

- Limited capacity/scalability
- Complex logistics
- Restricted access

Vein-to-vein can take weeks

* Ref: Kourelis T, Bansal R, Patel KK, et al: Ethical challenges with CAR-T slot allocation with idecabtagene vicleucel manufacturing access. J Clin Oncol 40, 2022 (16_suppl; abstr e20021); Hoffman MS, Hunter BD, Cobb PW, Varela JC, Munoz J. Overcoming barriers to referral for chimeric antigen receptor T- cell therapy in patients with relapsed/refractory diffuse large B-cell lymphoma. Transplant Cell Ther. 2023;29(7):440-448. Mikhael J, Fowler J, and Shah N Chimeric Antigen Receptor T-Cell Therapies: Barriers and Solutions to Access. JCO Oncology Practice Vol 18, No 1

At Galapagos, our scientists are dedicated to addressing the urgent needs of cancer patients who cannot wait for treatment.

To accelerate and expand access to cell therapies, we are pioneering a decentralized manufacturing approach that brings production closer to patients. Our innovative cell therapy manufacturing platform has the potential to dramatically reduce vein-to-vein time - the time between leukapheresis to infusion - from months or weeks to just seven days, thereby enabling the rapid delivery of potential life-saving treatments.

Beyond speed, a fundamental goal of cell therapy manufacturing is to deliver fit T-cells with strong self-renewal capacity and long-term functionality1. In practice, T-cells often lose self-renewal capacity during culture and transduction, where they differentiate and become exhausted2.

To meet these objectives, we are implementing a globally scalable, innovative, and decentralized cell therapy manufacturing platform. This platform is designed to deliver fresh, fit, stem-like early memory T-cells with a median vein-to-vein time of seven days, while also enhancing physician oversight and improving the patient experience.

Encouragingly, our platform has shown higher proportions of early T-cell phenotypes—including naïve/stem cell memory (TN/SCM) and central memory (TCM) cells—in the final therapeutic product for our first-generation CD19 Car-T product candidates, GLPG5101 and GLPG5201, compared to the starting material available after initial leukapheresis. These findings reinforce the potential of our approach to redefine cell therapy manufacturing and improve patient outcomes3.

Flexible Decentralized Manufacturing Model:
Agile, reliable, scalable and consistent decentralized production near the clinic

Manufacturing & QC Equipment
COCOON
Documents & Quality Oversight
24/7 Technical Support
Galápagos
Central Site
Material Kits
Personnel Training
xCellit
E-Batch Record & Workflow Management
DMU
Clinic
DMU
Clinic
Clinic
Clinic

- Consistency by design
- GMP production at a compliant facility
- Centrally supplied equipment / material kits
- Globally scalable
- 24/7 technical support

Galapagos’ innovative and differentiating decentralized cell therapy platform consists of an end-to-end xCellit® workflow management and monitoring software system, a decentralized, functionally closed, automated manufacturing platform for cell therapies (using Lonza’s Cocoon®) and a proprietary quality control testing and release strategy.

We are preparing to initiate pivotal development of our lead CD19 CAR-T candidate, GLPG5101, in 2026, with the goal of obtaining the first approval in 2028, using our decentralized manufacturing approach. At the same time, we are committed to leveraging our platform as broadly as possible with new modes-of-action and indications to further enhance patient care. This includes advancing next-generation cell therapy programs, such as armored, multi-targeting constructs in both hematological and solid tumors, to maximize impact.

To achieve these goals, and supported by our strong collaborations with Lonza (for the Cocoon® platform) and Thermo Fisher Scientific (for the development of an ultra-rapid PCR sterility test together with miDiagnostics), we are scaling up manufacturing capacity at our existing decentralized manufacturing units (DMUs) in the U.S., including Landmark Bio (Boston area), Excellos (San Diego area), and Catalent (New Jersey, New York, and surrounding areas), as well as at multiple DMUs in key European markets. Additional DMUs will be integrated into Galapagos’ network to ensure sufficient capacity to support future pivotal studies in key regions.

In January 2025, we entered into a strategic collaboration with Catalent, a global contract development and manufacturing organization (CDMO) Catalent’s commercial cell therapy manufacturing facility in Princeton, New Jersey will support manufacturing for our upcoming clinical studies in New Jersey, New York and surrounding areas.

In February 2025, we entered into a strategic collaboration with NecstGen, a leading CDMO dedicated to cell and gene therapies located at the Leiden Bio Science Park, the Netherlands, to support decentralized manufacturing of our candidate cell therapy products.

1 Arcangeli S, Bove C, Mezzanotte C, Camisa B, Falcone L, Manfredi F, et al. CAR T cell manufacturing from naive/stem memory T lymphocytes enhances antitumor responses while curtailing cytokine release syndrome. J Clin Invest. 2022;132(12):e150807. doi: 10.1172/JCI150807.

2 Watanabe N, Mo F, McKenna MK. Impact of manufacturing procedures on CAR T cell functionality. Front Immunol. 2022;13:876339. doi: 10.3389/fimmu.2022.876339.

3 Kersten MJ, Saevels K, Beguin Y, Vermaat JSP, Verbruggen N, Spoon M, et al. Seven-day vein-to-vein point-of-car manufactured CD19 CAR T-cells (GLPG5101) in Relapsed/Refractory NHL: Results from the Phase 1 ATALANTA-1 trial. Abstract 2113. Presented at the 2023 ASH Annual Meeting and Expostion; December 9-12,2023: San Diego, CA. Kersten MJ, Saevels K, Willems E, Liefaard MC, Milatos S, Pont MJ, et al. ATLANTA-1: A phase 1/2 trial of GLPG5101, a fresh, stem-like, early memory CD19 CAR T-cell therapy with a 7-day vein-to-vein time, for the treatment of relapsed/refractory non-Hodgkin lymphoma. Abstract 93. Presented at the 2024 ASH Annual Meeting and Exposition; December 7-10,2024: San Diego, CA.

Innovation engine to develop next-generation cell therapies

With the 2022 acquisition of U.S.-based AboundBio, we have significantly expanded our capabilities in next-generation cell therapy discovery and development. Our innovation engine is built on the ability to generate vast and diverse human antibody libraries in multiple formats, including antigen-binding fragments (Fab), single-chain variable fragments (scFv), and unique variable heavy (VH) domains. These libraries enable the rapid discovery of high-affinity binders, within days to weeks, that can be optimized for development and adapted for various applications, such as multi-targeting CARs.

Our next-generation cell therapy pipeline provides a strong foundation for sustainable value-creation. It comprises multi-targeting, armored cell therapy constructs designed to improve potency, prevent resistance, and improve persistence of CAR-Ts in hematological and solid tumors.

We are preparing to initiate clinical development of our first armored, bi-specific CAR-T candidate in 2025, and our goal is to expand our clinical pipeline with at least one new program per year starting in 2026.

By leveraging proprietary methodologies, we enhance binder diversity, affinity, and specificity, increasing the potential for next-generation, multi-targeting, armored cell therapies. These innovations aim to address key limitations of existing treatments by improving potency, preventing resistance, and enhancing therapy persistence, even in cases of relapse.

By combining our existing clinical pipeline with our next-generation portfolio and innovative manufacturing approach, Galapagos is committed to reshaping the future of oncology care and making a meaningful impact on patients' lives.

Small Molecule Platform

In small molecule drug discovery, an assay designed to assess target activity is exposed to large collections of small chemical molecules, allowing the identification of chemical structures that interact with the target to block or activate its activity, resulting in the target’s modulation in the cells and prevention of disease-causing effects.

We have built extensive expertise in small molecule research and development. Our in-house capabilities include chemical library development, high throughput screening, pharmacology, and preclinical development with the goal of accelerating the time from target identification to first-in-human clinical development.

On January 8, 2025, we announced a plan to separate into two publicly traded entities. As part of the planned strategic reorganization, we are seeking partners to take over our small molecule portfolio.

Lead Programs

ONCOLOGY

1.	GLPG5101: CD19 CAR-T to expand to eight aggressive B-cell malignancies, broadening patient reach and impact

GLPG5101 is a second generation anti-CD19/4-1BB CAR-T product candidate, administered as a single fixed intravenous dose. The safety, efficacy and feasibility of decentralized manufactured GLPG5101 are currently being evaluated in the ATALANTA-1 Phase 1/2 study in patients with relapsed/refractory non-Hodgkin lymphoma (R/R NHL).

The primary objective of the Phase 1 part of the study is to evaluate safety and to determine the recommended dose for the Phase 2 part of the study. Secondary objectives include assessment of efficacy and feasibility of decentralized manufacturing of GLPG5101.

The dose levels that were evaluated in Phase 1 are 50x106 (DL1), 110x106 (DL2), and 250x106 (DL3) CAR+ viable T-cells.

The primary objective of the Phase 2 part of the study is to evaluate the Objective Response Rate (ORR) while the secondary objectives include Complete Response Rate (CRR), duration of response, progression free survival, overall survival, safety, pharmacokinetic profile, and the feasibility of decentralized manufacturing. Each enrolled patient will be followed for 24 months.

ATALANTA-1 phase 1/2 study design and objectives

Key eligibility criteria
• No prior CD19-targeted therapies
Phase 1 dose escalation:
• DLBCL
– Primary refractory or first relapse
• FL, MZL, MCL
– Relapsed or refractory after 2 prior treatments
Phase 2 expansion cohorts:
• DLBCL, HR DLBCL,[a] FL + MZL, MCL, BL, PCNSL
Decentralized manufacturing
Day –35[b]
Day –7
Day 0
Day 28
Follow-up
Day –6 to Day –4:
Flu/Cy conditioning chemo[c]
Screening
Leukapheresis
GLPG5101 single fresh infusion
First response assessment

Phase 1 primary objectives:	Phase 2 primary objective:	Phase 1/2 secondary objectives:
Safety and determination of an RP2D	Efficacy (ORR)	Safety Efficacy (including duration of response and minimal residual disease) Pharmacokinetics and pharmacodynamics Feasibility of decentralized manufacturing

[a]Patients with no prior therapies and IPI 3–5, or double/triple-hit lymphoma on interim PET scan. [b]Screening could take place up to a maximum of 28 days prior to leukapheresis. [c]Conditioning chemotherapy: fludarabine IV (30 mg/m^2/day); cyclophosphamide IV (300 mg/m^2/day). BL, Burkitt lymphoma; Cy, cyclophosphamide; FL, follicular lymphoma; Flu, fludarabine; (HR) DLBCL, (high-risk) diffuse large B-cell lymphoma; IPI, international prognostic index; IV, intravenous; MCL, mantle cell lymphoma; MZL, marginal zone lymphoma; ORR, objective response rate; PCNSL, primary central nervous system lymphoma; PET, positron emission tomography; RP2D, recommended Phase 2 dose.

In December 2024, we presented new data* from the ongoing ATALANTA-1 Phase 1/2 study at the 2024 Annual Meeting of the American Society of Hematology (ASH) Meeting, which included updated data on patients with mantle cell lymphoma (MCL), marginal zone lymphoma (MZL) / follicular lymphoma (FL), and diffuse large B-cell lymphoma (DLBCL).

●	As of the data cut-off on April 25, 2024, 49 patients had received cell therapy infusion, and safety and efficacy results were available for 45 patients and 42 patients, respectively. The results are summarized below:
●	High objective response rates (ORR) and complete response rates (CRR) were observed in the pooled Phase 1 and Phase 2 efficacy analysis set, split by indication:
o	In MCL, all 8 of 8 efficacy-evaluable patients responded to treatment (ORR and CRR 100%).
o	In MZL/FL, objective and complete responses were observed in 20 of 21 efficacy-evaluable patients (ORR and CRR 95%).
o	In DLBCL, 9 of 13 efficacy-evaluable patients responded to treatment (ORR 69%), with 7 patients achieving a complete response (CRR 54%). Of the 7 patients with DLBCL who received the higher dose, 6 responded to treatment (ORR 86%) while 5 achieved a complete response (CRR 71%).
●	Of the 15 minimal residual disease (MRD)-evaluable patients with a complete response, 12 patients (80%) achieved MRD negativity and remained in complete response at data cut-off.

●	The median study follow-up was 3.3 months for FL and DLBCL with a range of 0.9-21.2 months, and 4.4 months for MCL with a range of 1-24.4 months.
●	GLPG5101 showed an encouraging safety profile, with the majority of Grade ≥ 3 treatment emergent adverse events being hematological. One case of CRS Grade 3 was observed in Phase 1 and one case of ICANS Grade 3 was observed in Phase 2.
●	96% of patients (47 of 49) received an infusion with fresh, fit, stem-like early memory (naïve/stem cell memory and central memory) CD19 CAR T-cell therapy, with 91.5% (43 of 47) achieving a vein-to-vein time of seven days, thereby avoiding cryopreservation, and eliminating the need for bridging therapy.
●	Strong and consistent in vivo CAR-T expansion levels and products consisting of stem-like, early memory phenotype T- cells were observed in all doses tested. This early phenotype reflects the differentiation status of the cells, which is associated with enhanced functionality and persistence of CAR-T cells, which could potentially be an early predictor of durable responses after infusion.
●	Beyond MCL, MZL/FL and DLBCL, the ATALANTA-1 study also includes high-risk first line DLBCL, Burkitt lymphoma (BL), and primary CNS lymphoma (PCNSL). Patient recruitment is ongoing in Europe. With the U.S. Food and Drug Administration (FDA) Investigational New Drug (IND) application clearance secured, leading cancer centers in Boston have been activated, and patient screening has begun. Boston-based Landmark Bio is operational and serves as the decentralized manufacturing unit (DMU) for ATALANTA-1.
●	Building on these encouraging data and in line with its goal to streamline the business, we are focusing our resources on accelerating GLPG5101 as our flagship CD19 CAR-T program, and pending the advancement of GLPG5101 in additional indications, are deprioritizing activities for GLPG5201, our second CD19 CAR-T candidate. With the addition of double-refractory chronic lymphocytic leukemia (CLL) and Richter transformation (RT) of CLL, both indications with significant unmet needs, GLPG5101 would be developed across eight aggressive B-cell malignancies, further unlocking its broad potential to address significant unmet medical needs.
●	We aim to present additional new data at a medical meeting in 2025.

* Data presented at ASH 2024 (Kersten MJ, et al). Oral ASH presentation #93, 7 Dec 202. Cut-off date: April 25, 2024

Encouraging efficacy data:
ATALANTA-1 preliminary pooled Phase 1/2 results in heavily pretreated patient population

High OR and CR rates were observed (best response at any time after infusion)[a]

DLBCL
ORR 69%
CRR 54%
(DL2 [n = 7]: ORR 86%, CRR 71%)
FL[b]/MZL
ORR 95%
CRR 95%
MCL
ORR 100%
CRR 100%
Patients (%)
100
80
60
40
20
0
4/13
2/13
7/13
1/21
20/21
8/8
DLBCL (n = 13)
FL (n = 16)/MLZ (n=5)
MCL (n = 8)
Best response:
CR
PR
No response (stable disease, progressive disease, or not evaluable)

[a]Two patients who received cryopreserved product were not included in the efficacy analyses; both patients were in CR at data cutoff. [b]Three patients with FL were not included in the Phase 2 response outputs as the first response assessment data were not available at data cutoff. Data cutoff: 25 April 2024. CR, complete response; CRR, complete response rate; DL, dose level; DLBCL, diffuse large B-cell lymphoma; FL, follicular lymphoma; MCL, mantle cell lymphoma; MZL, marginal zone lymphoma; OR, objective response; ORR, objective response rate; PR, partial response

The fitness of the final product was evaluated by measuring the level of CAR T-cell expansion. We observed robust CAR T-cell expansion in treated patients across all dose levels. At the cut-off date of April 24, 2024, 15 out of 18 evaluable patients (83%) had detectable CAR T-cells at 6 months post-infusion: 75% in Phase 1 and 100% in Phase 2. Persisting CAR T-cells could be detected up to 21 months post-infusion. These findings support persistence of GLPG5101, which could be an early predictor of durable responses.

These initial results reinforce the potential of Galapagos’ innovative, decentralized cell therapy manufacturing platform to deliver fresh, stem-like, early memory CD19 CAR T-cell therapy, with a median vein-to-vein time of seven days.

Building on these encouraging data and in line with our goal to streamline the business as announced on January 8, 2025 and February 12, 2025, we are focusing our resources on accelerating GLPG5101 as our flagship CD19 CAR-T program, and pending the advancement of GLPG5101 in additional indications, are deprioritizing activities for GLPG5201, our second CD19 CAR-T candidate. With the addition of double-refractory chronic lymphocytic leukemia (CLL) and Richter transformation (RT) of CLL, both indications with significant unmet needs, GLPG5101 would be developed across eight aggressive B-cell malignancies, further unlocking its broad potential to address significant unmet medical needs.

2.	GLPG5201: CD19 CAR-T in relapsed/refractory chronic lymphocytic leukemia and Richter transformation

GLPG5201 is a second generation anti-CD19/4-1BB CAR-T product candidate, administered as a single fixed intravenous dose. The safety, efficacy and feasibility of decentralized manufactured GLPG5201 were evaluated in the EUPLAGIA-1 Phase 1/2, open-label, multicenter study in patients with relapsed/refractory chronic lymphocytic leukemia (R/R CLL), small cell lymphocytic lymphoma (R/R SLL), and Richter transformation (RT).

Patients with CD19+ R/R CLL or R/R SLL with >2 lines of therapy are eligible to participate, and patients with RT are eligible regardless of prior therapy. The primary objective of the Phase 1 part of the study is to evaluate safety and determine the recommended dose for the Phase 2 part of the study. The dose levels that are evaluated in the Phase 1 part of the study are 35x106 (DL1) and 100x106 (DL2) CAR+ viable T cells.

The primary objective of the Phase 2 part of the study is to assess the ORR and the secondary objectives including the analysis of the CRR, duration of response, progression free survival, overall survival, safety pharmacokinetic profile, and feasibility of decentralized manufacturing.

Baseline characteristics EUPLAGIA-1: heavily pre-treated CLL and RT patient populations

	CLL (N = 6)	RT (N = 9)
Age, median (range), years	68 (58–74)	65 (50–74)
Male sex, n (%)	4 (67)	6 (67)
Race, n (%)		
White	6 (100)	8 (89)
Hispanic or Latino	0 (0)	1 (11)
ECOG PS, n (%)		
0	3 (50)	4 (44)
1	3 (50)	5 (56)
LDH, median (range), U/L	235 (174–297)	242 (152–535)
SPD, median (range), cm^2	31.8 (5.2–67.5)	14.6 (3.8–112.8)
ALC, median (range), 10^9/L	33.97 (1.40–110.40)	1.03 (0.48–1.40)
High-risk molecular features, n/n available (%)[a]		
17p deletion	1/5 (20)	2/9 (22)
TP53 mutated	1/5 (20)	5/9 (56)
11q deletion	1/5 (20)	2/9 (22)
Complex karyotype	2/4 (50)	1/2 (50)
IGHV unmutated	5/5 (100)	8/8 (100)

Treatment history in patients with CLL (N = 6)	
No. of total prior therapy lines, median (range)	4 (2–10)
BTKi and BCL2i, n (%)	6 (100)

Treatment history in patients with RT (N = 9)	
No. of total prior therapy lines, median (range)	3 (3–5)
Prior CLL-directed therapy, n (%)	9 (100)
No. of prior CLL-directed therapy lines, median (range)	1 (1–3)
Prior RT-directed therapy, n (%)	8 (89)
No. of prior RT-directed therapy lines, median (range)	2 (0–4)

[a] Information on 17p deletion, TP53 mutation, and 11q deletion was reported for 14 patients at data cutoff (CLL, N = 5; RT, N = 9). One patient had missing data. Karyotyping was reported for 6 patients (CLL, N = 4; RT, N = 2). Baseline is defined as the last assessment prior to leukapheresis. Data cutoff: February 21, 2024. ALC, absolute lymphocyte count; BCL2i, B-cell lymphoma 2 inhibitor; BTKi, Bruton tyrosine kinase inhibitor; CLL, chronic lymphocytic leukemia; ECOG PS, Eastern Cooperative Oncology Group performance status; IGHV, immunoglobulin heavy-chain variable region gene; LDH, lactate dehydrogenase; RT, Richter transformation; SPD, sum of the product of perpendicular diameters.

In December 2024, we presented initial encouraging safety and efficacy encore data from the EUPLAGIA-1 Phase 1/2 study during a poster session at the 2024 Annual Meeting of the American Society of Hematology (ASH) Meeting.

As of the data cut-off on February 21, 2024, patient recruitment of the Phase 1 dose-finding part of EUPLAGIA-1 has been completed and, 15 patients (6 at dose level 1 (DL1); and 9 at dose level 2 (DL2)) were enrolled, all of whom were diagnosed with R/R CLL, and 9 with additional RT. All 15 Phase 1 batches were manufactured using Galapagos’ decentralized platform and infused as a single fresh, fit product within a median vein-to-vein time of seven days, with 80% of patients receiving the product in seven days. Safety and efficacy results were available for 15 patients.

The results are summarized below:

•Overall, 13 of 15 efficacy evaluable patients responded to treatment (Objective Response Rate (ORR) of 93%) and 10 of 15 patients achieved a Complete Response (CRR of 66.7%). 8 of 9 patients with RT responded to treatment (ORR of 89%) and 6 of 9 RT patients achieved a Complete Response (CRR of 67%). At time of analysis, 10 of 13 of responding patients (77%) were in ongoing response with a median follow-up of 6 months; 2 of 3 patients who progressed after an initial response had confirmed CD19-negative disease.

•At the higher dose level (DL2), 8 of 8 patients responded to treatment (ORR of 100%), 5 of 8 patients achieved a Complete Response (CRR of 63%), and 6 of 6 patients with RT responded to treatment (ORR of 100%).

•GLPG5201 showed an encouraging safety profile with most treatment emergent adverse events (TEAEs) of Grade 1 or 2, mostly hematological. Cytokine release syndrome (CRS) Grade 1 or 2 was observed in 53% of the patients, and no CRS Grade ≥ 3 or any immune effector cell-associated neurotoxicity syndrome (ICANS) were observed. Two deaths occurred in patients with RT: one event of cytomegalovirus colitis 14.5 months post-infusion in a patient with complete response (CR), and one death due to disease progression 110 days post-infusion.

•The proportion of early T-cell phenotypes was higher in the final product (FP) compared with leukapheresis starting material (SM): CD4+ T cells median (range) change +23.6% (−17.9 to 39.3), with an increase observed in 10 out of 13 patients; CD8+ T cells median (range) change +50.8% (7.6 to 73.3), with an increase observed in 13 out of 13 patients. The ratio of CD4+:CD8+ CAR T cells increased in the FP. Robust CAR T-cell expansion was observed by qPCR in all patients, independent of DL. Peak expansion and exposure were comparable between patients with CLL and RT. Median time to peak expansion was 14 days for both subgroups.

•Persistence was durable and could be detected in peripheral blood up to 15 months post-infusion.

Encouraging safety data:
EUPLAGIA-1 preliminary Phase 1 data in heavily pretreated patient population

TEAEs up to 14 weeks after infusion, n (%)	Phase 1		
	DL1 n = 6	DL2 n = 9	All patients N = 15
Any TEAE	6 (100)	9 (100)	15 (100)
Any GLPG5201-related TEAE	6 (100)	8 (89)	14 (93)
Serious TEAE	2 (33)	5 (56)	7 (47)
TEAE leading to death	0	0	0
Any Grade ≥ 3 TEAE	6 (100)	9 (100)	15 (100)
Hematological Grade ≥ 3 TEAEs			
Neutropenia[a]	6 (100)	7 (78)	13 (87)
Anemia[b]	3 (50)	2 (22)	5 (33)
Lymphopenia[c]	0	1 (11)	1 (7)
Thrombocytopenia[d]	1 (17)	4 (44)	5 (33)
CRS[e]			
Grade 1/2	3 (50)	5 (56)	8 (53)
Grade ≥ 3	0	0	0
Time to onset, median (range), days	4.0 (4–7)	4.5 (1–13)	4.0 (1–13)
Duration, median (range), days	5.0 (3–6)	5.5 (3–9)	5.0 (3–9)
CRS toxicity management			
Tocilizumab	2 (33)	5 (56)	7 (47)
Dexamethasone	1 (17)	3 (33)	4 (27)
ICANS[e]	0	0	0
Infection, Grade ≥ 3	0	2 (22)	2 (13)
Prolonged cytopenia,[f] Grade ≥ 3			
30 days after infusion	2 (33)	3 (33)	5 (33)
60 days after infusion	2 (33)	4 (44)	6 (40)

a Includes neutropenia/neutrophil count decreased.
b Includes anemia/hemoglobin level decreased.
c Includes lymphopenia/lymphocyte count decreased.
d Includes thrombocytopenia/platelet count decreased.
e Events can be recorded during the treatment period (up to 14 weeks after infusion) or during follow-up.
f Includes all events related to neutropenia, thrombocytopenia, anemia, and lymphopenia.
* CRS, cytokine release syndrome; DL, dose level; ICANS, immune effector cell-associated neurotoxicity syndrome; RT, Richter transformation; TEAE, treatment-emergent adverse event.

The fitness of the final product was evaluated by measuring the level of CAR T-cell expansion. We observed robust CAR T-cell expansion in treated patients across both dose levels.

Upon infusion, abundance of CD4+ and CD8+ naïve/stem cell memory CAR T cells in the FP positively correlated with in vivo CAR T-cell exposure (AUCd0-28) (Spearman rank correlation [95% CI] for CD4+: 0.67 [0.23, 0.91], and for CD8+: 0.80 [0.50, 0.93]).

Building on the encouraging ATALANTA-1 data and in line with our goal to streamline the business as announced on January 8, 2025 and February 12, 2025, we are focusing our resources on accelerating GLPG5101 as our flagship CD19 CAR-T program, and pending the advancement of GLPG5101 in additional indications, are deprioritizing activities for GLPG5201, our second CD19 CAR-T candidate. With the addition of double-refractory chronic lymphocytic leukemia (CLL) and Richter transformation (RT) of CLL, both indications with significant unmet needs, GLPG5101 would be developed across eight aggressive B-cell malignancies, further unlocking its broad potential to address significant unmet medical needs.

3.	GLPG5301: BCMA CAR-T in relapsed and refractory multiple myeloma

GLPG5301 is a second-generation/4-1BB B-cell maturation antigen (BCMA)-directed CAR-T product candidate, administered as a single fixed intravenous dose. The safety, efficacy and feasibility of decentralized manufactured GLPG5301 are being evaluated in the PAPILIO-1 Phase 1/2, open-label, multicenter study in patients with relapsed/refractory multiple myeloma (R/R MM) after ≥2 prior lines of therapy.

The primary objective of the Phase 1 part of the PAPILIO-1 study is to evaluate safety and determine the recommended dose for the Phase 2 part of the study. The primary objective of the Phase 2 part of the study is to evaluate the efficacy of GLPG5301, as measured by the Objective Response Rate (ORR). Secondary objectives for both Phase 1 and Phase 2 include further assessment of the safety of GLPG5301, additional efficacy endpoints, including assessment of Minimal Residual Disease (MRD), as well as the feasibility of decentralized manufactured GLPG5301 in R/R MM patients. Each enrolled patient will be followed for 24 months. During Phase 1, up to 2 dose levels will be evaluated and at least 12 patients will be enrolled to establish the recommended Phase 2 dose. Approximately 30 additional patients will be enrolled in the Phase 2 part of the study to further evaluate the safety and efficacy of GLPG5301.

The Phase 1 part of the PAPILIO-1 Phase 1/2 study is currently recruiting patients. In 2024, we submitted a protocol amendment to the European regulatory authorities following one observed case of Parkinsonism and resumed enrolment in the Phase 1 part of the PAPILIO-1 Phase 1/2. Upon completion of Phase 1 and analysis of the data, We will evaluate the most appropriate development strategy and next steps.

We aim to present Phase 1 data at a future medical conference.

4.	Uza-cel: MAGE-A4 directed TCR T-cell therapy candidate, co-expressing CD8α

In May 2024, Galapagos signed a clinical collaboration agreement with an option to exclusively license Adaptimmune’s next-generation TCR T-cell therapy (uza-cel) targeting MAGE-A4, and co-expressing the CD8α co-receptor, for head and neck cancer, and potential future solid tumor indications, using Galapagos’ cell therapy manufacturing platform. Under the terms of the agreement, Adaptimmune will receive initial payments totaling $100 million, option exercise fees of up to $100 million, additional development and sales milestone payments of up to a maximum of $465 million, plus tiered royalties on net sales.

In December 2024, we and Adaptimmune presented strong preclinical proof-of-concept data at the annual ASH meeting for uza-cel. The data demonstrated that Galapagos’ decentralized cell therapy manufacturing platform can produce uza-cel with features that may result in improved efficacy and durability of response in the clinic compared with the existing manufacturing procedure (see graphs below).

Preparations are ongoing with the goal to start clinical development in 2026.

5.	Next-generation early-stage cell therapy pipeline

Our proprietary early-stage pipeline provides a strong foundation for sustainable value-creation.

It comprises multi-targeting, armored cell therapy constructs designed to improve potency, prevent resistance, and improve persistence of CAR-Ts in high-unmet need hematological and solid tumors, including B-cell malignancies, SCLC, and neuro-endocrine and platinum-resistant ovarian cancer.

We plan to initiate clinical development of a novel CAR-T candidate in 2025 and to expand our clinical pipeline of next-generation programs with the addition of at least one clinical asset from 2026 onwards.

IMMUNOLOGY

1.	Jyseleca® Franchise

On January 31, 2024, we announced the successful completion of the transaction to transfer our entire Jyseleca® (filgotinib) business to Alfasigma S.p.A. (Alfasigma), including the European and UK Marketing Authorizations, and the commercial, medical affairs and development activities for Jyseleca®. In connection with the completion of the transaction, approximately 400 Galapagos positions in 14 European countries have been transferred to Alfasigma to support business continuity and ongoing patient access.

In 2020, filgotinib obtained regulatory approval in Europe, Great Britain, and Japan for the treatment of adult patients with moderate-to-severe active rheumatoid arthritis (RA). Filgotinib obtained regulatory approval for the treatment of adults with moderate-to-severe ulcerative colitis (UC) in the European Union in 2021, and in Great Britain and Japan in January and March 2022, respectively.

As a consequence of the transfer of the Jyseleca® business to Alfasigma, the revenues and costs related to Jyseleca® for the full years 2024, 2023 and 2022, are presented separately from the results of the Company’s continuing operations on the line ‘Net profit from discontinued operations, net of tax’ in the consolidated income statement.

Under the terms of the agreement, Galapagos received a €50 million upfront payment and is eligible to receive potential sales-based milestone payments totaling €120 million and mid-single to mid-double-digit earn-outs on European sales. Galapagos will contribute up to €40 million to Alfasigma by June 2025 for Jyseleca® related development activities.

2.	TYK2 program: GLPG3667

We are advancing our TYK2 inhibitor, GLPG3667, in two Phase 3-enabling studies for systemic lupus erythematosus (SLE) and dermatomyositis (DM). Patient randomization of the SLE study was completed in February 2025, ahead of schedule. Topline results for the entire GLPG3667 program are anticipated in the first half of 2026.

Following the planned strategic reorganization as announced early this year, we are seeking potential partners to take over our small molecule assets, including GLPG3667 for SLE, DM, and other potential auto-immune indications.

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

2.1 GLPG3667 in systemic lupus erythematosus (SLE)

In August 2023, we announced that the first patient was enrolled in GALACELA, the Phase 3-enabling study with GLPG3667 in patients with SLE.

GALACELA Phase 2 study design with GLPG3667 in SLE

GALACELA is a Phase 3- enabling randomized, double-blind, placebo-controlled, multi-center study to evaluate the efficacy, safety, tolerability, pharmacokinetics, and pharmacodynamics of GLPG3667 in adults with active SLE. A once-daily oral administration of GLPG3667 or placebo will be investigated in approximately 140 adult patients with SLE for 32 weeks.

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

In February 2025, patient randomization for the GALACELA study was completed, ahead of schedule.

2.2 GLPG3667 in dermatomyositis (DM)

In April 2023, we announced that the first patient was dosed in GALARISSO, the Phase 2 study with GLPG3667 in DM patients.

GALARISSO is a Phase 3-enabling randomized, double-blind, placebo-controlled, multi-center study to evaluate the efficacy and safety of GLPG3667. A daily oral administration of GLPG3667 150mg or placebo will be investigated in approximately 62 adult patients with DM over 24 weeks. The primary endpoint is the proportion of patients with at least minimal improvement in the signs and symptoms of DM at Week 24 according to the American College of Rheumatology (ACR) and the European League Against Rheumatism (EULAR) criteria7.

Topline results for the entire GLPG3667 program in both SLE and DM are expected in the first half of 2026.

STRATEGY to Unlock Value

At Galapagos, we are committed to transforming patient outcomes through life-changing science and innovation. We take pride in advancing our pipeline, driving innovation, pioneering for patients, and creating value for all stakeholders. We have continued to evolve, undaunted by challenges and quickly adapting to the ever-changing biotech landscape, while staying true to our mission.

On January 8, 2025, we announced a bold vision to strengthen our global leadership in oncology cell therapy through a planned separation into two publicly traded entities: SpinCo (to be named later) and Galapagos.

This planned strategic reorganization aims to drive long-term value creation for patients, shareholders, employees, and society, building on our strong foundation of pioneering science and transformative technology in cell therapy. It marks a pivotal moment in our history, sharpening our focus on programs and indications with the fastest path to market. It will also provide us with the autonomy to execute our cell therapy growth strategy, while creating sustainable shareholder value, and ensuring that we serve patients as effectively as possible, now and in the future.

Expected benefits of the planned separation

Galapagos: Executing a Focused Cell Therapy Vision in Oncology

We will focus on unlocking the broad-reaching potential of our decentralized cell therapy manufacturing platform in oncology and will continue to advance our cell therapy pipeline. To achieve our goal of becoming a global leader in cell therapy in oncology, we are seeking potential partners to take over its small molecule portfolio, including GLPG3667, the TYK2 inhibitor, in auto-immune indications currently in phase 3-enabling studies for systemic lupus erythematosus and dermatomyositis.

Following the reorganization, we expect our normalized annual cash burn to be between €175 million and €225 million, excluding restructuring costs. Upon separation, we expect to have approximately €500 million in cash.

SpinCo: Building a Pipeline of Innovative Medicines Through Transactions

In the proposed separation, SpinCo will be capitalized with approximately €2.45 billion of Galapagos’ current cash. It will be focused on building a pipeline of innovative medicines with robust clinical proof-of-concept in oncology, immunology, and/or virology through strategic business development transactions. SpinCo will establish a Board of Directors with the majority of its members being independent and it will be led by a small seasoned executive team with a proven track record in biotechnology company-building and strategic transaction execution.

As of the separation, the global Option, License and Collaboration Agreement with Gilead (OLCA) will be assumed by SpinCo. For future transactions, Gilead has committed to negotiating in good faith, amendments to the OLCA, on a transaction-by-transaction basis to achieve positive value for SpinCo and all of its shareholders. To date, Gilead has demonstrated flexibility in amending the key financial and structural terms of the OLCA to support Galapagos in its assessment of potential business development opportunities to enable value creation. We expect incentives between SpinCo and Gilead to be aligned such that SpinCo can pursue high-quality assets, fund development and invest in its portfolio, so that potential significant future value creation is retained for SpinCo and all of its shareholders.

The completion of the spin-off of SpinCo is subject to receipt of approval from Galapagos shareholders and is expected to occur by mid-2025.

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

As of March 1, 2025, patent rights held by Galapagos NV relating to our product candidates include the following:

GLPG5101 product candidate: GLPG5101 is currently being developed in our decentralized manufacturing model for the treatment of certain malignancies, such as relapsed/refractory NHL. For this model, we have obtained an exclusive worldwide license from Lonza AG to use the Cocoon® for the commercial decentralized manufacture of cell therapy for the treatment of hematological malignancies.

GLPG5301 product candidate: GLPG5301 is currently being developed in our decentralized manufacturing model for the treatment of certain malignancies, such as relapsed/refractory MM. For this model, we have obtained an exclusive worldwide license from Lonza AG to use the Cocoon® for the commercial manufacture of cell therapy for the treatment of hematological malignancies. We also have an exclusive license and supply agreement on the materials to produce and use our GLPG5301 product candidate.

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

Collaborations

We have entered into multiple collaboration agreements with pharmaceutical partners, which have generated €4,968.9 million ($5,162.2 million converted at EUR/USD closing rate on December 31, 2024) in cash through December 31, 2023 to fund discovery and development. We expect to continue to collaborate selectively with pharmaceutical and biotechnology companies to leverage our discovery platform and accelerate product candidate development. Our current alliances include the alliances with Gilead and the restructured alliance with AbbVie.

On July 20, 2022 our exclusive Collaboration and License agreement with Molecure (formerly known as Oncoarendi Therapeutics) terminated.

On January 8, 2025, we announced an intended separation into two entities, in which we would spin out a newly to be formed company (to be named at a later date, hereinafter “SpinCo”), which would focus on building a pipeline of innovative medicines through transformational transactions. We, Galapagos, would continue to advance our global cell therapy leadership in addressing high unmet medical needs in oncology. In the framework of the separation, we and Gilead have agreed to amend the existing arrangements between us, as further described below.

Option, License and Collaboration Agreement with Gilead

In July 2019, we entered into a 10-year global research and development collaboration with Gilead. We closed the transaction on August 23, 2019.

Upon closing of the option, license and collaboration agreement, we received an upfront payment of $3.95 billion and a €960 million ($1.1 billion) equity investment from Gilead. Under the terms of its equity investment, Gilead nominated two individuals to our Board of Directors.

Under the terms of the option, license and collaboration agreement, Gilead received (a) an exclusive research and development license for Gilead to conduct certain contributions contemplated by the license and collaboration agreement and (b) an option to acquire exclusive commercial licenses in all countries outside of Europe to all current and future clinical programs of Galapagos (other than filgotinib, which is already subject to an existing collaboration between the parties, and certain other programs already committed to other companies) being developed during the 10-year initial option term of the collaboration (subject to extension in certain circumstances). Under the option, license and collaboration agreement, we would continue to lead and fund all discovery and development of our programs until the end of the relevant Phase 2 clinical trials. After the completion of the relevant Phase 2 clinical study for each program, Gilead would have the option to acquire an exclusive commercial license to that program in all countries outside of Europe. If an option were exercised, Gilead and we would co-develop the compound and share costs equally.

In addition, under the option, license and collaboration agreement, Gilead was deemed to have exercised its option to a particular candidate, ziritaxestat, on which we have since agreed to discontinue further work.

For GLPG1972, a drug candidate resulting from our osteoarthritis collaboration with Servier that was subject to separate option and milestone payments under the option, license and collaboration Agreement, Gilead declined to exercise its option under the agreement in November 2020.

For all other programs included in the option, license and collaboration agreement, Gilead would make a $150 million opt-in payment per program with no subsequent milestones if Gilead decides to exercise its option. If Gilead declines to exercise its option with respect to a program, such program shall no longer be subject to the option, license and collaboration agreement and we may progress the program independently.

In addition, we would receive tiered royalties ranging from 20-24% on net sales of all products from all programs licensed by Gilead in all countries outside of Europe as part of the option, license and agreement subject to customary royalty terms and adjustments.

The collaboration is managed by a set of joint committees comprised of equal numbers of representatives from each of us and Gilead. The joint steering committee monitors and provides strategic oversight of the activities under the collaboration and facilitates communications between the parties. The joint development committee oversees and coordinates the development of the licensed products. The joint commercialization committee will oversee commercialization of licensed products. The joint communication review committee would oversee publications and other public communications related to licensed products.

Upon Gilead’s exercise of its option with respect to any of our programs, Gilead will assume responsibility for seeking regulatory approval for the optioned product and for all regulatory matters in its territory. Each party would be solely responsible for all commercialization activities and costs for the optioned product in its territory.

Upon termination of the option, license and collaboration agreement with respect to any program licensed by Gilead, all rights and licenses granted by us would terminate, and we will obtain an exclusive, perpetual and irrevocable license from Gilead under certain intellectual property rights to exploit the licensed product that is the subject of development or commercialization at the time of termination in the field in the applicable terminated region (provided that if such termination is the result of our material breach, such license will be royalty-bearing). Either we or Gilead may terminate the option, license and collaboration agreement for the other party’s uncured material breach. Either we or Gilead may terminate the option, license and collaboration agreement in the event of specified insolvency events involving the other party. Gilead may also terminate the option, license and collaboration agreement in its entirety or on a program-by-program and country-by-country basis with advance notice for convenience.

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

In January 2025, we and Gilead entered into a separation agreement to restructure our existing relationship. Under this agreement, we intend to transfer, by way of a partial demerger to be effected in accordance with the relevant provisions of the Belgian Companies and Associations Code, a portion of our current cash balance (along with certain other assets and liabilities) into a new entity, SpinCo. Our existing shareholders will receive shares in SpinCo in the same proportion as their shareholdings in Galapagos as of a record date to be established. Completion of the separation is contingent upon the approval of the partial demerger by an Extraordinary Shareholders’ Meeting of Galapagos, as well as certain other customary conditions. The separation is expected to occur by mid-2025.

We agreed with Gilead in the framework of this intended separation, that we will assign the option, license and collaboration agreement to the newly formed SpinCo as of the effective date of the separation. As of the separation, we will be released from the collaboration and will have full global development and commercialization rights to our pipeline, which will no longer be subject to Gilead’s opt-in rights under the option, license and collaboration agreement, subject to payment of single digit royalties to Gilead on net sales of certain products. The applicable royalty rates will be subject to customary step-downs and adjustments, such as reductions where there is no patent protection, no regulatory exclusivity, or in the presence of generic competition. The royalty term will continue until the expiration of the last Galapagos patent covering the product, the expiration of regulatory exclusivity, or twenty years after the separation date, whichever is later.

In the framework of this intended separation, Gilead has furthermore agreed to waive its rights under the option, license and collaboration agreement with respect to all of Galapagos’ and its affiliates’ small molecule research and development activities and programs. This waiver allows us to wind down, license, divest, partner, or take other similar actions in respect of the small molecule programs without Gilead’s consent or veto. Gilead will not receive any royalties, proceeds, payments, or other consideration arising from these actions.

At the time of separation, Gilead will hold approximately 25% of the outstanding shares in both Galapagos and SpinCo. A lock-up will apply to the shares of Gilead in Galapagos until the termination of the separation agreement, the date that is 6 months after the completion of a qualifying equity financing by Galapagos, or March 31, 2027, whichever is earlier. A lock-up will also apply to the shares of Gilead in SpinCo until 6 months following the separation. Each lock-up is subject to certain customary exceptions and early termination provisions.

Standstill restrictions will apply to Gilead in relation to both Galapagos and SpinCo. The standstill restrictions in relation to Galapagos will apply as of the separation and terminate on August 22, 2029. During this time Gilead and its affiliates and any party acting in concert with them may not, among other things, acquire voting securities of Galapagos exceeding more than 29.9% of the then issued and outstanding voting securities without our consent, and Gilead may not propose a business combination with or acquisition of Galapagos. Similar standstill provisions will apply to Gilead in relation to SpinCo, which will apply as of the separation and terminate two years thereafter. Both standstills are subject to certain exceptions as provided in the separation agreement.

SpinCo will have a Board of Directors consisting of a majority of independent non-executive Directors. Gilead will be entitled to nominate two Directors of SpinCo, and will no longer have the right to have designees appointed to our Board of Directors, and the two Gilead Directors currently serving on the Board of Directors will step down upon the separation.

We intend to apply for admission to trading and listing of SpinCo’s shares on the regulated market of Euronext Brussels and Euronext Amsterdam and on NASDAQ through American Depositary Shares (ADSs). We will provide transitional services to SpinCo on a cost plus basis during a reasonable period after the separation to facilitate SpinCo’s operations and allow it to operate on a stand-alone basis as soon as reasonably possible.

As part of the separation, we also agreed with Gilead that SpinCo will provide us with a financing backstop facility of up to € 150 million to support our operations post-separation.

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

In connection with our entry into the collaboration agreement, we received in January 2016 an upfront payment of $725 million consisting of a onetime, non-refundable, non-creditable license fee in the amount of $300 million and a $425 million equity investment. In November 2016, Gilead initiated a Phase 3 trial in CD, for which we received a $50.0 million payment. In December 2016, Gilead initiated a Phase 2 trial in UC for which we received a $10.0 million payment. In April 2017, we initiated a Phase 2 trial in psoriatic arthritis as a new indication, for which we received a $10.0 million payment. In May 2018, Gilead initiated a phase 3 trial in UC for which we received $15.0 million. In December 2019, Gilead initiated a Phase 3 trial in psoriatic arthritis as a new indication, for which we received $10.0 million (€9.1 million). Also in December 2019, Gilead filed an NDA for filgotinib in the U.S. for which we received a $20 million payment in January 2020. In September 2020, Gilead obtained marketing authorization for filgotinib in Europe and Japan for which we received an aggregate payment of $105.0 million (€90.2 million) payment in October 2020. In connection with the agreement that we entered into with Gilead pursuant to the binding term sheet entered into in December 2020 to amend the existing arrangement for the commercialization and development of filgotinib, Gilead has agreed to irrevocably pay Galapagos €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021 an additional €75 million in April 2021 and €50 million in 2022. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. However, we will remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $275 million and sales-based milestone payments of up to $600 million. All payments by Gilead to us are made in U.S. dollars.

Under the terms of the collaboration, Gilead is primarily responsible for seeking regulatory approval of filgotinib in countries outside of Europe. Pursuant to the amended arrangements agreed in December 2020, we are responsible for commercializing filgotinib in Europe.

Under the amended and restated filgotinib agreement, we agreed on a 50% / 50% cost split for development costs of filgotinib, in lieu of the 20% (us) /80% (Gilead) cost split under the original filgotinib agreement. Beginning on January 1, 2021, we bore the development costs for certain studies, in lieu of the equal cost split contemplated by the 2019 agreement. These studies include the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The existing 50/50 global development cost sharing arrangement will continue for the following studies: SELECTION and its long-term extension study (LTE) in UC, DIVERSITY and its LTE, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn’s disease, pediatric studies and their LTEs in RA, UC and Crohn’s disease, and support for investigator sponsored trials in IBD. Under the 2021 amendment, the 50/50 development cost sharing arrangement ceased for DIVERSITY and its LTE starting from April 1, 2022. As from that date, we were solely responsible for all development costs. In consideration for us assuming responsibility for the DIVERSITY study, Gilead made a one-time payment to us of $15 million in 2022.

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

Under the amended and restated collaboration agreement, the collaboration was managed by a set of joint committees comprised of equal numbers of representatives from each of us and Gilead. The joint steering committee monitors and provides strategic oversight of the activities under the collaboration and facilitates communications between the parties. The joint development committee oversees and coordinates the development of filgotinib. The joint commercialization committee will oversee commercialization of filgotinib globally, and the shared territory joint commercialization committee will coordinate and integrate the activities of, and facilitate the communication and exchange of information between, us and Gilead with respect to the co-commercialization of filgotinib. We and Gilead will jointly prepare the global commercialization strategy. Under the transition and amendment agreement following the 2020 amendment, the joint commercialization committee and the shared territory joint commercialization committee were disbanded and the transition steering committee and joint transition team were created to oversee the transition activities. Under the second amended and restated collaboration agreement following the 2020 amendment, the transition steering committee and joint transition team were disbanded and the Jyseleca Scientific Publication Team and the Communication Points of Contact were created to facilitate the parties publication and communication activities. The filgotinib agreement, as amended, will expire on a country-by-country basis at the end of the royalty term in such country. Upon expiration of the royalty term, the licenses will become fully-paid, perpetual and irrevocable. Either we or Gilead may terminate the filgotinib agreement for the other party’s uncured material breach. Either we or Gilead may terminate the filgotinib agreement in the event of specified insolvency events involving the other party. Gilead may also terminate the filgotinib agreement in its entirety for convenience following a certain period, upon prior written notice.

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

In September 2021, we and Gilead agreed to further amend the collaboration. Following such amendment, we assumed sponsorship of and operational and financial responsibility for the ongoing DIVERSITY clinical study, evaluating filgotinib in CD, and its long-term extension study. The transfer was intended to be completed by June 30, 2022 and completed by March 2023. Under the terms of the agreement, Gilead made a one-time payment of $15 million to us in consideration for Galapagos assuming responsibility for the DIVERSITY clinical study. From April 1, 2022, we were also solely responsible for all development costs for the DIVERSITY clinical study. In addition, if the EMA grants regulatory approval of filgotinib for the treatment of CD based on data from the DIVERSITY trial, then royalties payable by us to Gilead will be reduced by 30% across all filgotinib indications and will become 5.6 to 10.5% of net sales in Europe. On February 8, 2023, we announced that it decided not to submit a Marketing Authorization Application in Europe based on topline data from the DIVERSITY study and as a result, these adjustments to the royalties will not be made. These royalties are payable as of 2024. Gilead remains responsible for commercial activities outside of Europe.

In March 2022, we and Gilead agreed to further amend the collaboration. Following such amendment, Galapagos assumed sponsorship of and operational responsibility for the MANTA study and its long-term extension. The transfer was largely completed by December 31, 2022.

On March 28, 2022 filgotinib was approved by the Japanese Ministry of Health, Labour and Welfare for UC, for which we received a $20.0 million (€18.2 million) regulatory milestone payment from Gilead in May 2022.

Also in March 2022, we and Gilead agreed to further amend the collaboration by adding the following countries to the Galapagos territory: Andorra, San Marino, Monaco, and Vatican City.

In October 2023, we and Gilead agreed to amend the collaboration to terminate the existing 50/50 global development cost sharing arrangement with Galapagos bearing the costs going forward, and to terminate Galapagos’ obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments, including a simplification of the governance and certain other technical amendments.

Effective January 31, 2024, following the closing of the transaction between us and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., we assigned its rights and obligations under the filgotinib collaboration to Alfasigma S.p.A., except for our right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and Galapagos entered into in October 2023.

Distribution agreement for Jyseleca® with Sobi

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

Effective January 31, 2024, following the closing of the transaction between us and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., we assigned our rights and obligations under the Sobi agreement to Alfasigma S.p.A.

Drug discovery collaboration transaction with NovAliX

Effective July 1, 2023, we entered into an integrated drug discovery collaboration with NovAliX, a drug-discovery focused Contract Research Organization based in Strasbourg, France. Under the terms of the agreement, our drug discovery and research activities conducted in Romainville, France, and our employees in Romainville, which were exclusively dedicated to the operation of these activities, were transferred to NovAliX who will assume all ongoing research and discovery activities in Romainville, and this for no consideration. In return, we are committed to utilizing the research capabilities and expertise of NovAliX through a five year-collaboration and within the context of the company’s R&D portfolio, during which we are committed to purchase for a total of €73.8 million services from NovAliX.

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

For our cell therapy products, we are establishing a network of production sites at or near hospitals, which will manufacture our autologous CAR-T product candidates. With each manufacturing site we need to establish agreements to manufacture and test these product candidates, and oversee the GMP activities performed at these sites.

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

Manufacturing is subject to regulations that impose various procedural and documentation requirements, which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others. The organizations we use to manufacture our product candidates need to comply with current good manufacturing practice, or cGMP, conditions. cGMPs are regulatory requirements for the production of pharmaceuticals that will be used in humans. For most of our manufacturing processes a back-up GMP manufacturer is in place or can easily be identified.

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

In the field of dermatomyositis (DM), physical therapy, exercise and medication including corticosteroids, immunosuppressants or recently immunoglobulin treatment, are typically used to treat DM. Treatment of this disease has relied for many years on off-label medication - in 2021 the FDA approved immunoglobulin treatment Octagam®, based on the Phase 3 ProDerm trial of Octapharma.

In the field of SLE, corticosteroids, antimalarials and immunosuppressants are commonly used to control lupus disease activity. Only two products are currently approved to treat SLE, both as add-on to standard therapy: Belimumab (Benlysta®) (anti-BAFF) from GSK and recently anifrolumab (Saphnelo®) (anti-IFN) from AstraZeneca. There are currently over 10 products in Phase 3 development for SLE, of which the minority are oral therapies – including deucravacitinib (SotyktuTM) (TYK2) from BMS, upadacitinib (JAK) from Abbvie and cenerimod (S1P1) from Idorsia/Viatris.

In the field of hematologic malignancies, such as Non-Hodgkin’s Lymphoma (NHL), Chronic Lymphocytic Leukemia (CLL) and Multiple Myeloma (MM), there are many approved therapies or therapies in development (including but not limited to chemotherapy, BTKi, antibodies, bispecific antibodies, antibody drug conjugates, CAR-Ts, cytokines, NK and T-cell engagers, etc.) and many different types of cell therapy in development (allogeneic/autologous, CAR-T/CAR-NK, TIL, TCR-T, dendritic, etc.). As a consequence, we are operating in a highly competitive, and rapidly evolving environment. New technologies and therapies such as in vivo modification of immune cells may further disrupt this market in the mid-to-long-term. Seven CAR T treatments have been approved for hematological cancers in Europe and/or the U.S.: Novartis’ Kymriah® (CD19 CAR T), Gilead/Kite’s Yescarta® (CD19 CAR T) and Tecartus® (CD19 CAR T), J&J’s Carvykti® (BCMA CAR T) BMS’ Breyanzi® (CD19 CAR T), Abecma® (BCMA CAR T), and Autolus’ Aucatzyl® (CD19 CAR-T).

In the manufacturing space, many of our competitors are also working to simplify and expedite the manufacture of next-generation CAR-T and other cell therapies. Innovation in the manufacturing space broadly falls into two separate concepts: (i) novel manufacturing hardware (e.g. Miltentyi’s CliniMACS Prodigy, Cellares’ Cell Shuttle etc.) and (ii) novel manufacturing processes (e.g. Novartis’ T-Charge, AstraZeneca/Gracell’s FasTCAR, or BMS’ NEX-T). Again, as a consequence, we are operating in a highly competitive arena, with potential major market disruption possible in the mid-to longterm.

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

Government regulation

Government regulation and product approval

Government authorities in the United States at the federal, state, and local level, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export, and import of products such as those we are developing. In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA and related regulations, and biological products under the FDCA and the Public Health Service Act, or the PHS Act and related regulations. Drugs and biological products also are subject to other federal, state, local and foreign statutes and regulations.

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

In addition, the Drug Supply Chain Security Act, or DSCSA, was enacted in 2013 with the aim of building an electronic system to identify and trace certain prescription drugs and biologics distributed in the United States. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a 10-year period that culminated in November 2023. The FDA established a one-year stabilization period until November 2024 for trading partners to continue to build and validate interoperable systems and processes to meet certain requirements of the DSCSA. In late 2024, the FDA announced it is allowing a further exemption period for eligible trading partners who have successfully completed or made documented efforts to complete data connections with their immediate trading partners, but still face challenges exchanging data. The exemption period for eligible manufacturers and repackagers now extends until May 27, 2025. The DSCSA requirements include the quarantine and prompt investigation of a suspect product, to determine if it is illegitimate, notifying trading partners and the FDA of any illegitimate product, and compliance with product tracking and tracing requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

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

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on the Affordable Care Act, or the ACA contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries, and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

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

Patient Protection and Affordable Care Act and Healthcare Reform

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

government to recover overpayments to providers from three to five years. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation. Medicare payments to providers were further reduced starting on January 1, 2025; however, legislation has been introduced in the U.S. Congress that would, if enacted, reverse these payment reductions. In addition to provider payment cuts under Medicare, the American Rescue Plan Act of 2021 also eliminated the statutory Medicaid drug rebate cap, previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024. These laws and regulations may result in additional reductions in Medicare and other healthcare funding available for healthcare providers and may otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

The Inflation Reduction Act of 2022, or the IRA, includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the HHS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. If a product receives multiple rare disease designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA’s Medicare drug price negotiation program. The effects of the IRA on our business and the healthcare industry in general is not yet known.

At a federal level, President Trump reversed some of President Biden’s executive orders including rescinding Executive Order 14087 entitled “Lowering Prescription Drug Costs for Americans." President Trump may issue new executive orders designed to impact drug pricing.  A number of these and other proposed measures may require authorization through additional legislation to become effective. Congress and the Trump administration have indicated that they will continue to seek new legislative measures to control drug costs.

We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare drugs and services, which could result in reduced demand for our drug candidates or additional pricing pressures.

European Union regulation

Regulation in the United Kingdom

The UK formally left the EU on January 31, 2020. As a result of the Northern Ireland Protocol, following Brexit, the EMA remained responsible for approving novel medicines for supply in Northern Ireland under the EU centralized procedure, and a separate authorization was required to supply the same medicine in Great Britain (England, Wales and Scotland). On February 27, 2023, the UK government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the “Windsor Framework.” The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, and the medicines aspects of the Windsor Framework have applied since January 1, 2025. This new framework fundamentally changes the previous system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the UK. In particular, the MHRA is now responsible for approving all medicinal products destined for the UK market (i.e., Great Britain and Northern Ireland), and the EMA no longer has any role in approving medicinal products destined for Northern Ireland under the EU centralized procedure. A single UK-wide marketing authorization will be granted by the MHRA for all novel medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. However, although a separate authorization is now required to market medicinal products in the UK, under a international recognition procedure, which was put in place by the UK’s

Medicines and Healthcare products Regulatory Agency (MHRA) on January 1, 2024, the MHRA may take account of decisions on the approval of a marketing authorization from trusted regulators in the European Union, as well as Australia, Canada, Japan, Switzerland, Singapore, and the United States (US), when considering an application for a UK marketing authorization.

Since January 1, 2025, joint packs, also known as common or shared packs, can no longer enter the UK supply chain (packs already released to the market may continue to be supplied until their expiry date). A joint pack is one that is shared with another EU country or countries, and which presents administrative details for both the UK and the other markets sharing the pack. Since this date, medicines must be packaged in a UK-specific outer carton that is labelled ‘UK only’. Shared inner packaging components, such as multi-lingual blister foils and joint leaflets may continue to be used, provided that the UK and EU authorizations remain aligned.

Following the end of the Brexit transition period, the MHRA continues to authorize clinical trials in the UK. The UK has implemented the now-repealed Clinical Trials Directive into national law through the Medicines for Human Use (Clinical Trials) Regulations 2004. However, on December 12, 2024, the UK government introduced a legislative proposal - the Medicines for Human Use (Clinical Trials) (Amendment) Regulations 2024 - that, if implemented, will replace the current regulatory framework for clinical trials in the UK. The legislative proposal aims to provide a more flexible regime to make it easier to conduct trials in the UK and increase the transparency of clinical trials conducted in the UK. This includes a notification scheme to enable lower-risk clinical trials to be automatically approved by the MHRA, where the risk is similar to that of standard medical care (although such trials would still require ethics committee approval). Such regulations are expected to come into force in early 2026.

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

Clinical trials

In April 2014, the EU adopted the Clinical Trials Regulation (EU) No 536/2014), which replaced the previous Clinical Trials Directive. The Clinical Trials Regulation entered into application on January 31, 2022. The Clinical Trials Regulation harmonises the assessment and supervision processes for clinical trials throughout the EU, via a Clinical Trials Information System (CTIS). CTIS contains the centralized EU portal and database for clinical trials provided for by the Clinical Trials Regulation.

The goal of the Clinical Trials Regulation is to create an environment that is favourable to conducting clinical trials in the EU, with the highest standards of safety for participants and increased transparency of trial information. The Regulation requires:

●	consistent rules for conducting clinical trials throughout the EU; and
●	information on the authorisation, conduct and results of each clinical trial carried out in the EU to be publicly available.

This aims to increase the efficiency of all trials in the EU with the greatest benefit for those conducted in multiple EU Member States. It aims to foster innovation and research, while helping avoid unnecessary duplication of clinical trials or repetition of unsuccessful trials. The key benefits of the Clinical Trials Regulation include:

●	harmonised electronic submission and assessment process for clinical trials conducted in multiple EU Member States;
●	improved collaboration, information-sharing and decision-making between and within EU Member States;

●	increased transparency of information on clinical trials; and
●	highest standards of safety for all participants in EU clinical trials

The authorisation and oversight of clinical trials remains the responsibility of EU Member States, with the EMA managing CTIS and supervising content publication on the public website.

Marketing approval

Marketing approvals in the EU may be obtained through a centralized, mutual recognition or decentralized procedure. The centralized procedure results in the grant of a single marketing authorization that is valid throughout the EU Member States, as well as the additional countries of the European Economic Area (Norway, Iceland and Liechtenstein) (EEA).

Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is mandatory for certain products, including those developed by means of specified biotechnological processes, advanced therapy medicinal products (gene therapy, somatic cell therapy, and tissue-engineered products), products for human use containing a new active substance for which the therapeutic indication is the treatment of specified diseases, including AIDS, HIV, cancer, diabetes, neurodegenerative disorders, auto-immune diseases and other immune dysfunctions and viral diseases, as well as products designated as orphan medicinal products. The Committee for Medicinal Products for Human Use, or CHMP, of the EMA also has the discretion to permit other products to use the centralized procedure if it considers them sufficiently innovative or they contain a new active substance or they may be of benefit to public health at the EU level.

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

If the CHMP concludes that the quality, safety, and efficacy of the product are sufficiently proven, it adopts a positive opinion. This is sent to the European Commission which drafts a decision. After consulting with the EU Member States, the European Commission adopts a decision and grants a marketing authorization, which is valid for the whole of the EU. The marketing authorization may be subject to certain conditions, which may include, without limitation, the performance of post-authorization safety and/or efficacy studies. Pursuant to Regulation (EC) No. 726/2004, a new marketing authorization is valid for five years and may be renewed for an unlimited period on the basis of a re-evaluation of the risk-benefit balance after submission of a consolidated version of the initial marketing authorization application in addition to the pharmacovigilance data reported and all variations introduced since granting of the marketing authorization. The marketing authorization shall cease to be valid if the grant of such marketing authorization is not followed by the actual launch of the product on the market within three years or, if the product is no longer available on the market for three consecutive years.

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

Orphan regulation

In the EU, Regulation (EC) No. 141/2000, as amended, provides that a product will be designated as an orphan medicinal product if its sponsor can establish that:

●	it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition;
●	either such condition affects no more than five in ten thousand persons in the EU when the application is made, or where without incentives it is unlikely that the marketing of the product in the EU would generate sufficient return to justify the necessary investment in its development; and
●	there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, that the product will be of significant benefit to those affected by that condition.

Regulation (EC) No. 847/2000 sets out further provisions for implementation of the criteria for designation of a products as an orphan medicinal product. In the EU, an application for the designation of a product as an orphan medicinal products must be submitted before filing of a marketing authorization application.

If an EU-wide centralized marketing authorization in respect of an orphan product is granted or if all the EU Member States have granted marketing authorizations in accordance with the procedures for mutual recognition, the EMA and the Member States will not, for a period of 10 years, accept another application for a marketing authorization, or grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indication, in respect of a “similar medicinal product” to such authorized orphan product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. This period may however be reduced to six years if, at the end of the fifth year, it is established, with respect to the product concerned, that the criteria for orphan medicinal product designation are no longer met, such as when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity (cfr. Article 8(s) of Regulation (EC) No. 141/200). Notwithstanding the foregoing, Regulation (EC) No. 141/2000 provides that a marketing authorization may be granted, for the same therapeutic indication, to a similar medicinal product if:

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

Other incentives available to orphan medicinal products in the EU include financial incentives such as a reduction of fees or fee waivers and protocol assistance. Orphan designation does not convey any advantage in, or shorten the duration of the regulatory review and approval process.

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

Manufacturing and manufacturers’ license

Pursuant to Directive 2001/83/EC and Directive (EU) 2017/1572, as transposed into the national laws of the EU Member States, the manufacturing of investigational medicinal products and approved products is subject to a separate manufacturer’s license and must be conducted in strict compliance with cGMP requirements, which mandate the methods, facilities, and controls used in manufacturing, processing, and packing of drugs to assure their safety and identity. Manufacturers must have at least one qualified person permanently and continuously at their disposal. The qualified person is ultimately responsible for certifying that each batch of finished product released onto the market has been manufactured in accordance with cGMP and the specifications set out in the marketing authorization or investigational medicinal product dossier. cGMP requirements are enforced through mandatory registration of facilities and inspections of those facilities. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

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

Collection and use of personal data in the EU

The General Data Protection Regulation (EU) 2016/679 (EU GDPR) and the UK General Data Protection Legislation (UK GDPR) regulate the collection and use of personal data in connection with the EU and UK respectively. These regulations operate alongside applicable data protection laws in effect in the EU Member States and in the UK, including the UK Data Protection Act 2018, which further govern the processing of personal data. Unless stated otherwise, references to the GDPR in this annual report, encompass both the EU GDPR and UK GDPR. The GDPR applies to any business, regardless of its location, if it processes personal data in connection with (a) offering goods or services to individuals in the EU/UK, or monitoring their behavior; or (b) in the context of the activities of an establishment in the EU/UK. Accordingly the GDPR may apply to our activities in the EU/UK. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information,” which includes health and genetic information of individuals in the EU/UK. The GDPR grants individuals the opportunity to object to the processing of their personal data, allows them to request deletion of personal data in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the EU to regions that have not been deemed to offer “adequate” privacy protections, such as the U.S. in certain circumstances. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States/the UK, which may deviate slightly from the GDPR, may result in warning letters, mandatory audits, suspension of processing and financial penalties, including fines of up to 4 percent of global revenues, or €20,000,000 (£17.5 million for the UK GDPR), whichever is greater. We may be required to put in place additional mechanisms to ensure compliance with the GDPR. Following the UK’s decision to leave the EU on January 31, 2020, the UK’s data protection regime is independent from but aligned to the EU’s data protection regime. However, the UK government is planning to reform its data protection law with the Data (Use and Access) Bill, which it introduced to Parliament on October 24, 2024. These potential future changes to UK data protection laws may alter the similarities between the UK and EU data protection regime. Data protection authority activity differs across the EU and UK, with certain authorities applying their own agenda which shows there is uncertainty in the manner in which data protection authorities will seek to enforce compliance with GDPR. For example, it is unclear whether the authorities will conduct random audits of companies doing business in the EU/UK, or act solely after complaints are filed claiming a violation of the GDPR. The stringent obligations under the GDPR, enforcement uncertainty and the costs associated with ensuring GDPR compliance are onerous and may adversely affect our business, financial condition, results of operations and prospects.

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

Availability and continuous supply. Pursuant to Directive 2001/83/EC, as transposed into the national laws of the EU Member States, the MAH for a medicinal product and the distributors of the said medicinal product actually placed on the market in a EU Member State shall, within the limits of their responsibilities, ensure appropriate and continued supplies of that medicinal product to pharmacies and persons authorized to supply medicinal products so that the needs of patients in the EU Member State in question are covered.

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

Price and reimbursement

In the EU, the pricing and reimbursement mechanisms by private and public health insurers vary largely by country and even within countries. The public systems reimbursement for standard products is determined by guidelines established by the legislator or responsible national authority. The approach taken varies by EU Member State. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other EU Member States allow companies to fix their own prices for medicines, but monitor and control company profits and may limit or restrict reimbursement. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products and some of EU Member States require the completion of studies that compare the cost-effectiveness of a particular product candidate to currently available therapies in order to obtain reimbursement or pricing approval. Special pricing and reimbursement rules may apply to orphan medicinal products. Inclusion of orphan medicinal products in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any product. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results based rules of reimbursement may apply.

Regulation (EU) 2021/2282 on health technology assessment (HTAR) entered into force on 11 January 2022 and has applied since 12 January 2025. The Health Technology Assessment (HTA) Regulation focuses on clinical aspects of HTA, i.e. the relative clinical effectiveness and relative clinical safety of a new health technology as compared with existing technologies. EU Member States’ HTA bodies will conduct joint clinical assessments of new medicines and certain high-risk medical devices. They will also engage in joint scientific consultations to advise technology developers on clinical study designs that generate appropriate evidence. Moreover, “horizon scanning” exercises will identify, at an early stage, promising health technologies, to help health systems prepare for them. In addition to this mandatory scope of the HTAR, EU Member States may also engage in further voluntary cooperation, e.g. on health technologies other than medicines and medical devices, or on economic aspects of HTA. The new rules under the HTAR will be introduced in stages, with joint clinical assessments initially applying to new cancer medicines or advanced therapy medicinal products, and ultimately being extended to all medicinal products authorized under the EU centralized procedure.

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

The European Commission provided the legislative proposals to the European Parliament and the European Council for their review and approval, and, in April 2024, the European Parliament proposed amendments to the legislative proposals. Once the European Commission’s legislative proposals are approved (with or without amendment), they will be adopted into EU law. All of the aforementioned EU rules are generally applicable in the EEA.

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

Antigen-binding fragment (Fab)	Region on an antibody that binds to antigens. It is composed of one constant and one variable domain of each of the heavy and the light chain"
Assays	Laboratory tests to determine characteristics
ATALANTA-1	ATALANTA-1 Phase 1/2 study with decentralized manufactured CD19 CAR-T candidate, GLPG5101, in different aggressive B-cell malignancies
Auto-immune indication

Autoimmune diseases result when your immune system is overactive, causing it to attack and damage your body's own tissues. Normally, your immune system creates proteins called antibodies that work to protect you against harmful substances such as viruses, cancer cells, and toxins. But with autoimmune disorders, your immune system can't tell the difference between invaders and healthy cells

BCMA

B cell maturation antigen (BCMA) is a member of the tumor necrosis factor receptor superfamily that plays an important role in regulating B-cell proliferation and survival. BCMA is central to the survival of multiple myeloma cells

Biologics

Biologics, also referred to as Biologicals, are those class of medicines which are grown and then purified from large-scale cell cultures of bacteria or yeast, or plant or animal cells. Biologicals are a diverse group of medicines which includes vaccines, growth factors, immune modulators, monoclonal antibodies, as well as products derived from human blood and plasma. What distinguishes biologics from other medicines is that these are generally proteins purified from living culture systems or from blood, whereas other medicines are considered as 'small molecules' and are either made synthetically or purified from plants

Black & Scholes model	A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and subscription rights
Burkitt lymphoma (BL)

BL is a rare, aggressive form of NHL that arises from B-lymphocytes, a type of white blood cells that produce antibodies. BL is the most common form of NHL in children, but it can also develop in adults. BL is more common in males than in females

CAR-T	Chimeric antigen receptor T cells (also known as CAR-T cells) are T cells that have been genetically engineered to produce an artificial T cell receptor for use in immunotherapy
Cash position	Current financial investments and cash and cash equivalents
CD19

CD19 is a protein found on the surface of B-cells, a type of white blood cell. Since CD19 is a hallmark of B-cells, the protein has been used to diagnose cancers that arise from this type of cell, notably B-cell lymphomas

Cell therapy

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

Complete Response Rate (CRR)	Term used for the absence of all detectable cancer after the treatment is completed
Compound	A chemical substance, often a small molecule with drug-like properties
Contract research organization (CRO)	Organization which provides drug discovery and development services to the pharmaceutical, biotechnology and medical devices industry
Crohn's disease (CD)	An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel
Cryopreservation	Process where biological material - cells, tissues, or organs - are frozen to preserve the material for an extended period of time
Cytokine release syndrome (CRS)	Condition that develops when your immune system responds too aggressively to infection or after certain types of immunotherapy, such as CAR-T-cell therapy
Decentralized cell therapy manufacturing	The manufacturing of cell therapies close to cancer treatment centers
Dermatomyositis (DM)	Dermatomyositis is a rare inflammatory disease. Common symptoms include distinctive skin rash, and inflammatory myopathy, or inflamed muscles, causing muscle weakness

Development

All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates

Diffuse large B-cell lymphoma (DLBCL)

DLBCL is a blood cancer that involves changes in the B cells, a particular type of white blood cell (lymphocyte). It’s the most common form of aggressive NHL and a type of B-cell lymphoma. DLBCL affects the lymphatic system. Normal B cells are a part of that infection-fighting network. But with DLBCL, healthy B cells change into fast-growing cancer cells that overtake healthy ones. They are no longer able to fight off infection-causing invaders, like viruses and bacteria

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
EUPLAGIA-1

EUPLAGIA-1 Phase 1/2 study with decentralized manufactured CD19 CAR-T candidate, GLPG5201, in patients with relapsed/ refractory chronic lymphocytic leukemia (R/R CLL), R/R small lymphocytic lymphoma (R/R SLL), and Richter transformation (RT)

FDA	The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications
Filgotinib

Small molecule preferential JAK1 inhibitor, approved in RA and UC in the European Union, Great-Britain and Japan, and marketed under the brand name Jyseleca®. The Jyseleca® business has been transferred to AlfaSigma in 2024

Follicular lymphoma (FL)	FL is a very slow-growing cancer that may appear in your lymph nodes, your bone marrow and other organs.
FORM 20-F	SEC filing submitted to the US Securities and Exchange Commission
FSMA	The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten

FTE	Full-time equivalent; a way to measure an employee's involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project
G&A expenses	General & administrative expenses
GALACELA	Phase 2 (Phase 3-enabling) study with GLPG3667 in patients with systemic lupus erythematous
GALARISSO	Phase 2 (Phase 3-enabling) study with GLPG3667 in patients with dermatomyositis
GLPG3667	A TYK2 kinase inhibitor discovered by us. Two Phase 3-enabling studies are currently ongoing in SLE and DM
GLPG5101	A second generation anti-CD19/4-1BB CAR-T product candidate currently in Phase 1/2 study in multiple aggressive B-cell malignancies
GLPG5201	A second generation anti-CD19/4-1BB CAR-T product candidate in Phase 1/2 study in R/R CLL/SLL and RT
GLPG5301	A BCMA CAR-T product candidate in Phase 1/2 study in R/R MM
High-risk first line DLBCL

High-risk DLBCL with International Prognostic Index 3-5 or double/triple-hit lymphoma, primary refractory disease, defined as subjects failing to achieve a complete response to first-line anti-CD20 and anthracycline-based chemoimmunotherapy after ≥2 cycles at the interim disease assessment

Immune effector cell-associated neurotoxicity syndrome (ICAN)	Clinical and neuropsychiatric syndrome that can occur in the days to weeks following administration of certain types of immunotherapy, especially immune effector cell (IEC) and T cell engaging therapy
Immunology

The study of the immune system and is a very important branch of the medical and biological sciences. The immune system protects humans from infection through various lines of defense. If the immune system is not functioning as it should, it can result in disease, such as autoimmunity, allergy, and cancer

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

Jyseleca®	Brand name for filgotinib
Leukapheresis	Laboratory procedure in which white blood cells are separated from a sample of blood
Lymphatic system	A network of tissues, vessels and organs that help fight infection in your body
Lymphocyte	Type of white blood cell that is part of the immune system
Mantle cell lymphoma (MCL)

MCL is a rare blood cancer that starts in white blood cells in the lymph nodes. This type of cancer often grows slowly before starting to grow more rapidly. Mantle cell lymphoma quickly spreads throughout the lymphatic system and to other parts of the body

Marginal zone lymphoma (MZL)

MZL refers to a group of rare, slow-growing non-Hodgkin lymphomas. They typically develop in lymphoid tissue. This tissue contains B cells, a type of white blood cell that is in parts of the immune system like your lymph nodes and spleen

MHLW	Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications
MHRA	Medicines and Healthcare products Regulatory Agency in Great Britain
Milestone	Major achievement in a project or program; in our alliances, this is usually associated with a payment
Multiple myeloma (MM)

Multiple myeloma (MM) is typically characterized by the neoplastic proliferation of plasma cells producing a monoclonal immunoglobulin. The plasma cells proliferate in the bone marrow and can result in extensive skeletal destruction with osteolytic lesions, osteopenia, and/or pathologic fractures

NDA

A new drug application (NDA) is a request to the FDA for a license to market a new drug in the U.S. A NDA must show the chemical and pharmacologic description of the drug, the results of clinical trials, and the proposed drug label

Non-Hodgkin lymphoma (NHL)

Non-Hodgkin lymphoma is a type of cancer that begins in the lymphatic system, which is part of the body germ-fighting immune system. In non-Hodgkin lymphoma, white blood cells called lymphocytes grow abnormally and form tumors throughout the body

Objective Response Rate (ORR)

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

Pivotal studies	Registrational clinical studies
Placebo	A substance having no pharmacological effect but administered as a control in testing a biologically active preparation
PRAC	Pharmacovigilance Risk Assessment Committee of the European Medicines Agency, responsible for assessing all aspects of risk management of human medicines
Preclinical	Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling
Preclinical candidate (PCC)	A new molecule and potential drug that meets chemical and biological criteria to begin the development process
Primary CNS lymphoma (PCNSL)	A rare extranodal lymphomatous malignancy that affects the brain, spinal cord, leptomeninges, or vitreoretinal space, without evidence of systemic involvement

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
Richter transformation

Richter transformation (RT) is an uncommon clinicopathological condition observed in patients with CLL. It is characterized by the sudden transformation of the CLL into a significantly more aggressive form of large cell lymphoma, and occurs in approximately 2-10% of all CLL patients

S&M expenses	Sales and marketing expenses
SEC	Securities and Exchange Commission in the US
Single-chain variable fragments (scFv)	Small-sized artificial constructs composed of the immunoglobulin heavy and light chain variable regions connected by a peptide linker
Small cell lymphocyte leukemia (SLL)	Small cell lymphocyte leukemia is a type of B-cell non-Hodgkin lymphoma, where the SLL cancer is located in lymph nodes and/or the spleen
Systemic lupus erythematosus (SLE)	An autoimmune disease, with systemic manifestations including skin rash, erosion of joints or even kidney failure
Target	Protein that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine
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

Ulcerative colitis (UC)	UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract)
Variable heavy (VH) domain	The variable domain of an immunoglobulin heavy chain is a part of an antibody that binds to a specific antigen
Vein-to-vein time	The time between leukapheresis and infusion in the patient

C.     Organizational structure.

As of December 31, 2024, we had 10 subsidiaries. The following table sets out for each of our subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through our subsidiaries) (situation as per December 31, 2024).

On January 7, 2025, we incorporated Galapagos (Shanghai) Bioscience Co., Ltd., in the People’s Republic of China, and on February 14, 2025 we incorporated XYZ SpinCo NV.

Company	Country of incorporation	Percentage ownership and voting interest
Galapagos B.V.	The Netherlands	100%
Galapagos GmbH	Switzerland	100%
GLPG US Holding Inc.	United States	100%
Galapagos SASU	France	100%
Galapagos Real Estate Belgium BV	Belgium	100%
Galapagos Real Estate Netherlands B.V.	The Netherlands	100%
Galapagos U.K. Limited	United Kingdom	100%
GLPG US Inc.	United States	100%
Xenometrix, Inc. in liquidation	United States	100%
Galapagos Holding PTE. LTD.	Singapore	100%

D.     Property, plants and equipment.

We have our principal executive, operational offices and laboratory space located in Mechelen, Belgium. Our main facilities owned or leased as of December 31, 2024 are set forth in the following table:

Facility location	Use	Approx. size (m2)	Lease expiry
Mechelen, Belgium (leased)	Headquarters, R&D, Operations	12,964	December 31, 2025
Oegstgeest, the Netherlands (owned)	R&D, Operations	6,943
Pittsburgh, United States (leased)	R&D, Operations	1,050	September 30, 2028

In addition to the facilities listed in the table above, we also lease office space in Basel (Switzerland) and in Princeton (United States).

Since February 1, 2025, we have terminated our lease in Romainville (France), which included office and R&D space. In December 2024, we signed a share purchase agreement regarding the shares of Galapagos Real Estate Belgium BV. The only tangible asset owned by Galapagos Real Estate Belgium BV is the plot of land located in Mechelen, Belgium, which we acquired in 2019 and on which we planned to build a new headquarters. We expect closing of the transaction to occur by March 31, 2025. We are currently evaluating various scenarios for our headquarters’ offices to meet our future needs. We also are exploring the possibility to extend the lease of Pittsburgh.

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

Item 5    Operating and financial review and prospects

Overview

We are a biotechnology company with operations in Europe and the U.S. dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders.

On January 8, 2025, we announced an intended separation into two entities, in which we would spin out a newly to be formed company (to be named at a later date, hereinafter “SpinCo”), which would focus on building a pipeline of innovative medicines through transformational transactions. We, Galapagos, would continue to advance our global cell therapy leadership in addressing high unmet medical needs in oncology. In the framework of the separation, we and Gilead have agreed to amend the existing arrangements between us, as further described below. This was assessed to be a non-adjusting subsequent event for our consolidated financial statements for the year ended December 31, 2024.

On October 30, 2023, we signed a letter of intent contemplating a transfer of the Jyseleca® business to Alfasigma S.p.A. (Alfasigma). The final agreement was signed on December 30, 2023 and the transaction was closed on January 31, 2024. The transfer included the European and UK Marketing Authorizations, and the commercial, medical affairs and development activities for Jyseleca®. In connection with the completion of the transaction, approximately 400 Galapagos employees in 14 European countries transferred to Alfasigma to support business continuity and ongoing patient access for the Jyseleca® business.

Our clinical pipeline includes: 1) GLPG5101, a CD19 CAR-T product candidate decentralized manufactured, currently in Phase 1/2 in rrNHL; 2) GLPG5301, a BCMA CAR-T product candidate decentralized manufactured, currently in Phase 1 in rrMM, and 3) GLPG3667, a TYK2 inhibitor currently in Phase 2 clinical trial in DM and in SLE. In both our immunology and oncology portfolios, we have multiple product candidates in early research stages. To date, we have funded our operations through public and private placements of equity securities, upfront payments, milestone payments, royalties received from pharmaceutical partners under our collaboration and alliance agreements, payments received from wholesalers and hospitals for Jyseleca sales, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division in 2014 and of our fee-for-service division in 2021. From January 1, 2022 until December 31, 2024 we received €115.1 million in payments through our collaboration and alliance agreements, €257.2 million payments from gross sales to customers for Jyseleca in Europe, and €202.6 million in net interest payments. These are items which have a significant impact upon the profitability or cash flow of our business in each year in which they are received and earned. Fee-for-service payments and payments from governmental bodies contributed €1.3 million and €95.2 million, respectively. As of December 31, 2024, we had cash and cash equivalents of €64.2 million and financial investments of €3,253.5 million.

For the year ended December 31, 2022, we incurred a net loss of €218.0 million. For the year ended December 31, 2023, we incurred a net profit of €211.7 million. For the year ended December 31, 2024, we incurred a net profit of

€74.1 million. We expect to continue incurring significant research, development, and other expenses related to our ongoing operations, and to continue incurring operating losses for the foreseeable future.

Transfer of the Jyseleca® Business to Alfasigma

On October 30, 2023, we signed a letter of intent contemplating a transfer of the Jyseleca® business to Alfasigma S.p.A. (Alfasigma). The final agreement was signed on December 30, 2023 and the transaction was closed on January 31, 2024. The transfer included the European and UK Marketing Authorizations, and the commercial, medical affairs and development activities for Jyseleca®. In connection with the completion of the transaction, approximately 400 Galapagos employees in 14 European countries transferred to Alfasigma to support business continuity and ongoing patient access for the Jyseleca® business. We received a €50 million upfront payment in connection with the transfer, at closing of the transaction in 2024, and are entitled to receive potential milestone payments totaling €120 million and mid-single to mid-double-digit earn-outs on European sales. We contributed €15 million in 2024 and will contribute another €25 million by June 2025 to Alfasigma for Jyseleca® related development activities. In addition, we streamlined our remaining operations and further build efficiencies, with a reduction of approximately 100 positions across the organization.

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

At inception of this collaboration in 2019 we received an upfront payment of €3,569.8 million ($3.95 billion) and a €960.1 million ($1.1 billion) equity investment from Gilead. Under the terms of its equity investment, Gilead nominated two individuals to our Board of Directors.

On the closing date of the transaction (August 23, 2019) we concluded that the upfront payment implicitly included a premium for the future issuance of Warrant A and initial and subsequent Warrant B. The expected value of the warrants to be issued is treated as a contract liability ("warrant issuance liability") and reducing the transaction price until the approval date of the issuance of the underlying warrant. As from approval date, the allocation of the upfront payment to the respective warrant becomes fixed and future changes in the fair value of the respective warrant will be recognized as either a profit or loss. As such, the part of the upfront payment allocated to the Warrant A and initial Warrant B reflects the fair value of these financial liabilities at the warrant approval date (October 22, 2019). Initial Warrant B was not exercised before expiry date. Subsequent Warrant B was approved by the Extraordinary General Meeting of Shareholders of April 30, 2024. The value allocated to the subsequent Warrant B reflects the fair value of the underlying liability as of December 31, 2024.

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

From the transaction proceeds received from Gilead, $738.0 million (€667.0 million) was allocated to the license on GLPG1690, $710.0 million (€641.7 million) was allocated increasing the cost share from 20/80 to 50/50 on the global development activities of filgotinib, and on December 31, 2019, $2,528.1 million (€2,284.7 million) was allocated to obtain exclusive access rights to our drug discovery platform. The amount allocated to the drug discovery platform also considered the additional effects on the transaction price from derivative financial instruments triggered by the share subscription agreement and the warrants granted to Gilead. We refer to the note 2 of this annual report titled “Summary of significant transactions” for the allocation of the transaction price received from Gilead.

On January 8, 2025, we announced an intended separation into two entities, in which we would spin out a newly to be formed company (to be named at a later date, hereinafter “SpinCo”), which would focus on building a pipeline of innovative medicines through transformational transactions. We, Galapagos, would continue to advance our global cell therapy leadership in addressing high unmet medical needs in oncology. In the framework of the separation, we and Gilead have agreed to amend the existing arrangements between us, as further described below.

Terms of the collaboration

Under the option, license and collaboration agreement, we would continue to lead and fund all discovery and development of our programs until the end of the relevant Phase 2 clinical trials. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead would have the option to acquire an exclusive license to that program in all countries outside Europe. If an option were exercised, Gilead and we would co-develop the compound and share costs equally. Gilead would maintain option rights to our programs through the 10-year term of the collaboration.

For all programs resulting from the collaboration (other than GLPG1972 and GLPG1690), Gilead would make a $150 million opt-in payment per program and would owe no subsequent milestones. We would receive tiered royalties ranging from 20 – 24% on net sales of all our products licensed by Gilead in countries outside Europe as part of the agreement. For GLPG1972, Gilead declined to exercise its option under the collaboration agreement in November 2020. In February 2021, the development of GLPG1690 (ziritaxestat) was discontinued.

In January 2025, we agreed with Gilead to amend the option, license and collaboration agreement in the framework of this intended separation, whereby the agreement, as amended, will be assigned to the newly formed SpinCo as of the effective date of the separation. As of the separation, we will be released from the collaboration and will gain full global development and commercialization rights to our pipeline, subject to payment of single digit royalties to Gilead on net sales of certain products. The applicable royalty rates will be subject to customary step-downs and adjustments, such as reductions where there is no patent protection, no regulatory exclusivity, or in the presence of generic competition. The royalty term will continue until the later of the expiration of the last Galapagos patent covering the product, the expiration of regulatory exclusivity, or twenty years after the separation date..

In the framework of this intended separation, Gilead has furthermore agreed to waive its rights under the option, license and collaboration agreement with respect to all of Galapagos’ and its affiliates’ small molecule research and development activities and programs. This waiver allows us to wind down, license, divest, partner, or take other similar actions in respect of the small molecule programs without Gilead’s consent or veto. Gilead will not receive any royalties, proceeds, payments, or other consideration arising from these actions.

The collaboration is further described in “Item 4 – Collaborations – Option, License and Collaboration Agreement with Gilead”.

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

In March 2022, we and Gilead agreed to transfer the sponsorship of and the operational responsibility for the MANTA study and its long-term extension to us. The transfer was substantially completed by December 31, 2022.

In connection with our entry into the initial collaboration agreement with Gilead on filgotinib, we received in January 2016 an upfront payment of $725 million consisting of a one-time, non-refundable, non-creditable license fee in the amount of $300 million and a $425 million equity investment by Gilead. In November 2016, Gilead initiated a Phase 3 trial in CD, for which we received a $50.0 million (€45.7 million) payment. In December 2016, Gilead initiated a Phase 2 trial in UC for which we received a $10.0 million (€9.4 million) payment. In April 2017, we initiated a Phase 2 trial in psoriatic arthritis as a new indication, for which we received a $10.0 million (€9.4 million) payment. In May 2018, Gilead initiated a Phase 3 trial in UC for which we received $15.0 million (€12.4 million).

In connection with the revised agreement in July 2019, $710 million (€641.7 million) of upfront consideration received from Gilead was allocated to the extended cost sharing for development costs of filgotinib.

In December 2019, Gilead initiated a Phase 3 trial in psoriatic arthritis for which we received $10.0 million (€9.1 million). In December 2019, Gilead filed an NDA for filgotinib in the U.S. for which we received a $20 million payment in January 2020. In September 2020 filgotinib was approved by both the European and the Japanese authorities, for which we received a $105.0 million (€90.2 million) payment in October 2020. In connection with the December 2020 binding term sheet that we entered into with Gilead, pursuant to which we agreed to amend the existing arrangement for the commercialization and development of filgotinib, Gilead agreed to irrevocably pay us €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021, €75 million in April 2021 and €50 million in March 2022. In addition, we were no longer eligible to receive any future milestone payments relating to filgotinib in Europe.

Under the terms of the agreement of September 2021, in July 2022, Gilead made a one-time payment of $15 million to us.

In March 2022 filgotinib was approved by the Japanese authorities for UC, for which we received a $20.0 million (€18.2 million) payment in May 2022.

In October 2023, Gilead and we agreed to further amend the collaboration. Gilead and we agreed to terminate the existing 50/50 global development cost sharing arrangement, with us bearing the costs going forward, and to terminate our obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments. Effective January 31, 2024, following the closing of the transaction between us and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., we assigned our rights and obligations under the filgotinib collaboration to Alfasigma S.p.A., except for our right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and us entered into in October 2023.

We remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gileads global net sales of filgotinib outside of Europe.

The collaboration is further described in “Item 4 – Collaborations - Exclusive collaboration agreement with Gilead for filgotinib”.

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

The initial Warrant B had a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) EUR 140.59. Initial Warrant B was not exercised before expiry date.

Subsequent Warrant B was approved by the Extraordinary General Meeting of Shareholders of April 30, 2024. This warrant has substantially similar terms, including the exercise price, to the initial Warrant B. This subsequent Warrant B will expire five years after the date that the warrant is issued.

Gilead’s ownership amounted to 25.35% at December 31, 2024.

In January 2025, Gilead and Galapagos agreed to amend the share subscription agreement in the framework of the intended separation, whereby the share subscription agreement, as amended, will be assigned to the newly formed SpinCo as of the effective date of the separation.

At the time of separation, Gilead will hold approximately 25% of the outstanding shares in both Galapagos and SpinCo. A lock-up will apply to the shares of Gilead in Galapagos until the termination of the separation agreement, the date that is 6 months after the completion of a qualifying equity financing by Galapagos, or March 31, 2027, whichever is earlier. A lock-up will also apply to the shares of Gilead in SpinCo until 6 months following the separation. Each lock-up is subject to certain customary exceptions and early termination provisions.

At the time of the separation, the outstanding warrant held by Gilead that was issued on April 30, 2024 will be split into a warrant for Galapagos shares and a warrant for SpinCo shares, and the exercise price of each warrant will be adjusted.

The share subscription agreement and the intended separation are further described in “Item 7 B. – Related party transactions. The Collaboration with Gilead is further described in “Item 4 B. Business overview – Collaborations”.

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

Effective January 31, 2024, following the closing of the transaction between us and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., we assigned our rights and obligations under the Sobi agreement to Alfasigma S.p.A.

Clinical collaboration agreement with Adaptimmune

On May 30, 2024, we entered into a clinical collaboration agreement with an option to exclusively license Adaptimmune’s next-generation TCR T-cell therapy (uza-cel) targeting MAGE-A4 for head & neck cancer and potential future solid tumor indications, using our decentralized cell manufacturing platform. Under the terms of the Collaboration and Exclusive License Agreement, we paid an upfront exclusivity payment of $70.0 million and $15.0 million in R&D funding to Adaptimmune at signing of the collaboration agreement on May 30, 2024. A further $15.0 million in R&D funding will follow subject to the start of dosing in the proof-of-concept trial. Adaptimmune will be responsible for the clinical proof-of-concept trial in head & neck cancer and the supply of the vector for the manufacturing of uza-cel. We will be responsible for the delivery of fresh uza-cel product for the head & neck cancer proof-of-concept trial using our innovative, decentralized cell therapy manufacturing platform.

We capitalized the $70.0 million as intangible asset and amortize it over the expected exclusivity period. The $15.0 million has been recognized as deferred expense and will gradually be released in R&D expenses over the R&D period.

Equity investment in Frontier Medicines

On January 31, 2024, we participated for $40.0 million in the Series C financing round of Frontier Medicines, a pioneer in oncology with a unique FrontierTM platform based on chemoproteomics, covalent chemistry and machine learning to unlock access to formerly "undruggable" cancer targets and a pipeline of potential best-in-class assets that fit with our precision oncology R&D approach. This equity instrument is presented on the line “Equity investments” in our statement of financial position and is measured at fair value through other comprehensive income. Per December 31, 2024 no fair value change was recognized except for the currency exchange rate impact.

Drug discovery collaboration transaction with NovAliX

Effective July 1, 2023, we entered into an integrated drug discovery collaboration with NovAliX, a drug-discovery focused Contract Research Organization based in Strasbourg, France. Under the terms of the agreement, our drug discovery and research activities conducted in Romainville, France, and our employees in Romainville, which were exclusively dedicated to the operation of these activities, were transferred to NovAliX who will assume all ongoing research and discovery activities in Romainville, and this for no consideration. In return, we are committed to utilizing the research capabilities and expertise of NovAliX through a five year-collaboration and within the context of the company’s R&D portfolio, during which we are committed to purchase for a total of €73.8 million services from NovAliX.

Financial operations overview

Assets held for sale and discontinued operations

Where applicable and in accordance with IFRS 5, we presented discontinued operations in the consolidated income statement and in the notes to consider the impact of classifying the Jyseleca® business as discontinued operations.

Supply revenues

After completion of the sale of the Jyseleca® business we started to recognize sales of Jyseleca® inventories to Alfasigma as supply revenues, as part of our continuing operations. These supply revenues are recognized at a point in time when the control of inventory items transfers to Alfasigma.

Product net sales

Revenue on the sale of Jyseleca® is recorded as “Product net sales” in our consolidated income statement (presented as discontinued operations in this annual report).

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

R&D expenditure

Expenses on R&D activities are recognized as an expense in the period in which the expense is incurred.

Our R&D expenditure consists of costs associated with our R&D activities such as:

●	personnel costs associated with employing our team of R&D staff, including salaries, social security costs, and share-based compensation expenses;
●	disposables and lab consumables used in the conduct of our in-house research programs;
●	payments for research work conducted by sub-contractors and sponsorship of work by our network of academic collaborative research scientists;

●	subcontracting costs paid to contracted research organizations, or CROs, for our preclinical studies or clinical trials, as well as costs associated with safety studies;
●	costs paid to our decentralized manufacturing units (DMUs) where our CAR-T cell therapies are being manufactured, including technology transfer fees, as well as disposables and consumables used in the conduct of our CAR-T clinical trials;
●	professional fees to support our R&D activities;
●	consultants and advisory in support of our R&D activities;
●	costs paid to our collaboration partners and reimbursements received from our collaboration partners in the scope of the cost sharing agreements of our collaborations;
●	premises costs associated with our laboratory and office space to accommodate our teams;
●	depreciation and impairment of fixed assets used to develop our product candidates; and
●	other operating expenses, namely software and licenses, maintenance costs for equipment, travel costs, and office expenses.

Our R&D expenses are expected to decrease overall, driven by the announced planned separation with Gilead, the planned reorganization as well as planned discontinuation of our small molecule business , while focusing investments in our cell therapy programs in oncology. Since 2022, we cumulatively have spent €1,290.2 million on R&D activities which can be split as follows between the key programs:

	Year ended December 31,
	2024	2023	2022

	(Euro, in thousands)			Cumulative
Filgotinib program	€(8,152)	€(190,177)	€(245,286)	€(443,615)	34%
Ziritaxestat program	—	—	(1,096)	(1,096)	0%
SIKi program	(18,400)	(18,900)	(47,727)	(85,027)	7%
TYK2 program on GLPG3667	(34,965)	(31,289)	(24,467)	(90,721)	7%
Cell therapy programs in oncology	(170,998)	(82,218)	(29,999)	(283,215)	22%
Other discovery programs	(111,096)	(108,887)	(166,507)	(386,490)	30%
Total R&D expenses	€(343,611)	€(431,471)	€(515,083)	€(1,290,165)	100%

Other programs comprise expenditure for other projects in research phase and other early stage development programs in inflammation, fibrosis and other indications.

The decrease in our total R&D expenditure (before discontinued operations) for the year ended December 31, 2024, compared to the year before, was primarily due to reduced spend on the filgotinib development. This was partly offset by cost increases for our cell therapy programs in oncology, our TYK2 program in immunology and our other discovery programs.

The decrease in our R&D expenditure for the filgotinib development is explained by the discontinuation of the DIVERSITY clinical trial in CD in 2023 and the transfer of the Jyseleca® business to Alfasigma in 2024.

Sales and marketing expenses

Sales and marketing expenses primarily include costs associated with managing the commercial activities related to Jyseleca® in Europe, as well as expenses related to investments in strategic marketing in oncology.

Expenses on S&M activities are recognized as an expense in the period in which the expense is incurred.

Our sales and marketing expenses consists of costs associated with our commercial activities such as:

●	personnel costs associated with employing our team of commercial and supply chain staff, including salaries, social security costs, and share-based compensation expenses;
●	subcontracting costs related to contracted agencies for marketing campaigns and materials, business analytics, market research and promotional expenses;
●	professional fees to support our commercial activities;
●	impairment expenses and depreciation of fixed assets used by our commercial staff;
●	other operating expenses, namely press and communication fees, operational taxes, costs of samples, travel and accommodation costs, and office expenses.

Our total sales and marketing expenses (before discontinued operations) strongly decreased, as a consequence of the transfer of the Jyseleca® business to Alfasigma on January 31, 2024.

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

Our total general and administrative expenses (before discontinued operations) decreased due to a reduction of the staff as a consequence of the transfer of the Jyseleca® business to Alfasigma on January 31, 2024, and are expected to decrease further following the announced planned reorganization in 2025.

Grants and R&D incentives

We benefit from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse approved expenditures incurred in our R&D efforts and are credited to the income statement, under other operating income, when the relevant expenditure has been incurred and there is reasonable assurance that the grant or R&D incentive is receivable. The main grants and R&D incentives are as follows:

●	Companies in Belgium are eligible to receive R&D incentives linked to R&D investments (equaling 25% of 20.5% of the investment value in 2024). This R&D tax credit results in a cash inflow to us from the tax authorities five years after the investment was made and capitalized in our standalone financial statements under Belgian GAAP for the portion that has not been used to offset the payment of corporate tax or is paid to us for the portion that remains unused. In 2023 we also received a grant from the National Institute for Health and Disability Insurance. This grant aims to incentivize innovative Belgian biotech companies who are performing research and development activities in order to identify new medicines. Finally, we also benefit from certain rebates on payroll withholding taxes for scientific personnel.
●	In France, we benefit from R&D incentives from the French Government for R&D activities whereby 30% of qualifying R&D expenses can be recuperated. This research tax credit (crédit d’impôt recherche) results in a cash inflow to us from the tax authorities after three years, i.e., it is used to offset the payment of corporate tax or is paid to us for the portion that remains unused. Qualifying expenditures largely comprise employment costs for research staff, consumables, and certain overhead costs as well as capped outsourcing costs incurred as part of R&D projects.

Fair value adjustments and net exchange differences

Fair value gains and losses on current financial investments consist of the interest on money market funds (until 2022 the interest on treasury bills which have not yet expired), the effect of the re-measurement at fair value of our money market funds, including the exchange differences on money market funds. These money market funds qualify for level 1 fair value measurement based upon the closing price of the investment at each reporting date.

Foreign currency exchange gain and loss comprises the realized and unrealized effects from currency exchange rate fluctuations on our balance sheet positions denominated in foreign currency. For the year ended December 31, 2024, currency exchange gains were primarily due to currency exchange rate differences on our cash held in foreign currency, and primarily in U.S. dollars. On December 31, 2024 our cash and cash equivalents and financial investments included $726.9 million held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR.

Fair value re-measurement of warrants in 2023 and 2022 referred to initial warrant B. As this initial warrant B was not yet exercised by Gilead per December 31, 2023, we re-measured the financial liability relating to this warrant on December 31, 2022 and on December 31, 2023 and recognized the resulting change in fair value between the year-end 2021 and year-end 2022, and between year-end 2022 and year-end 2023 in profit or loss. The recognized fair value gain of €0.2 million in 2022 and of €0.02 million in 2023 were mainly the result of the change in the implied volatility of our share price and the evolution of our share price itself for these two periods. On December 31, 2023, the fair value of the financial liability related to the initial Warrant B amounted to nil. Initial Warrant B expired in 2024 and was never exercised. Subsequent Warrant B was approved by the Extraordinary General Meeting of Shareholders of April 30, 2024. This warrant has substantially similar terms, including as to exercise price, to the initial Warrant B. On December 31, 2024 the value of the subsequent Warrant B amounted to €0.01 million.

The financial liability will be re-measured at fair value at each reporting period.

Fair value losses on financial assets held at fair value through profit or loss consisted in 2023 of an unrealized exchange loss on a participation in a non-listed company.

Other financial expense and financial income

Interest expense consists primarily of interest expense incurred on leases, on defined benefit obligations and prior to 2023 interest expenses on certain of our term deposits, treasury bills and leases.

Interest income consists primarily of interest earned by investing our cash reserves in interest-bearing deposit accounts, notice accounts and in financial investments. Interest income increased due to increasing interest rates.

Other financial expenses also include the discounting component of other non-current liabilities, being the deferred consideration and milestones payable related to the acquisition of subsidiaries.

Taxation

With the exception of the year ended December 31, 2019, 2023 and 2024 we have a history of losses. We forecast to continue incurring losses as we continue to invest in clinical and preclinical development programs and discovery platforms.

Consequently, we do not have any net deferred tax asset on the balance sheet as at December 31, 2024, except for subsidiaries working on a cost plus basis for which deferred tax assets were set up for an amount of €1.5 million as of December 31, 2024. As a result of the business combination related to the acquisitions of CellPoint and AboundBio in 2022, we also recognized on acquisition date a net deferred tax liability of €23.3 million, consisting of deferred tax liabilities (€32.3 million) based upon the fair value of the acquired intangible assets less recognized deferred tax assets (€9.0 million). As a company active in research and development in Belgium, we also expect to benefit from the “innovation income deduction”, or IID in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective tax rate than other revenues. The effective tax rate can thus be reduced up to 3.75%.

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

New standards and interpretations applicable for the annual period beginning on January 1, 2023 and for the annual period beginning on January 1, 2024

We refer to “Note 3-Material accounting policies” in our consolidated financial statements appended to this annual report.

A.	Operating results

Comparison of years ended December 31, 2024 and 2023

On January 31, 2024 we announced that we completed the transfer of the Jyseleca® business to Alfasigma. The transfer of our Jyseleca® business has been determined to meet the criteria to be classified as held for sale and discontinued operations in our financial statements for the years ended December 31, 2024 and 2023. We also presented all income statement items fully related to the Jyseleca® business transferred on a separate line “Net profit from discontinued operations, net of tax” in our consolidated income statement.

The abbreviation n.m. in the column ‘% change’ refers to ‘not meaningful’.

The impact of inflation was not material during the year ended December 31,2024.

The following table summarizes the results of our operations for the years ended December 31, 2024 and 2023, together with the changes to those items.

	Year ended December 31,
	2024	2023	% Change

	(Euro, in thousands,
	except per share data)
Supply revenues	€34,863	€—	n.m.
Collaboration revenues	240,786	239,724	0%
Total net revenues	275,649	239,724	15%

Cost of sales	(34,863)	—	n.m.
Research and development expenses	(335,459)	(241,294)	39%
Sales and marketing expenses	(17,193)	(5,676)	203%
General and administrative expenses	(117,245)	(128,289)	(9%)
Other operating income	40,773	47,272	(14%)

Operating loss	(188,338)	(88,263)	113%

Fair value adjustments and net exchange differences	95,795	16,252	489%
Other financial income	91,128	80,249	14%
Other financial expenses	(1,670)	(2,613)	(36%)

Profit/loss (-) before tax	(3,085)	5,625	(155%)

Income taxes	1,803	(9,613)	(119%)

Net loss from continuing operations	(1,282)	(3,988)	(68%)

Net profit from discontinued operations, net of tax	75,364	215,685	(65%)

Net profit	€74,082	€211,697

Net profit attributable to:
Owners of the parent	74,082	211,697
Basic and diluted earnings per share	€1.12	€3.21
Basic and diluted loss per share from continuing operations	€(0.02)	€(0.06)

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

On December 31, 2023, the transaction was still subject to certain closing conditions such as the finalization of the consultation process with the workers councils and FDI clearance in Italy, France and Denmark. The transaction was closed on January 31, 2024, upon obtaining all necessary approvals. We received a €50.0 million upfront payment in 2024, are entitled to potential sales-based milestone payments totaling €120.0 million and mid-single to mid-double-digit earn-outs on European sales. We contributed €15.0 million in 2024 and will contribute another €25.0 million to Alfasigma by June 2025 for Jyseleca® related development activities.

The transfer of our Jyseleca® business has been determined to meet the criteria to be classified as held for sale and discontinued operations in our financial statements for the years ended December 31, 2024 and 2023.

The post-tax result from discontinued operations can be disaggregated in the following items:

Financial performance

	Year ended December 31,
	2024	2023	% Change

	(Euro, in thousands, except share and per share data)
Product net sales	€11,475	€112,339	(90%)
Collaboration revenues	26,041	431,465	(94%)
Total net revenues	37,516	543,804	(93%)

Cost of sales	(1,693)	(18,022)	(91%)
Research and development expenses	(8,152)	(190,177)	(96%)
Sales and marketing expenses	(11,520)	(113,356)	(90%)
General and administrative expenses	(1,087)	(17,989)	(94%)
Other operating income	56,180	13,003	332%

Operating profit	71,244	217,262	(67%)

Fair value adjustments and net currency exchange differences	—	(13)	(100%)
Other financial income	4,230	679	523%
Other financial expenses	(12)	(167)	(93%)

Profit before tax	75,462	217,761	(65%)

Income taxes	(98)	(2,076)	(95%)

Net profit	€75,364	€215,685	(65%)

Basic and diluted earnings per share from discontinued operations	€1.14	€3.27
Weighted average number of shares (in thousands of shares)	65,897	65,884
Weighted average number of shares - Diluted (in thousands of shares)	65,942	65,933

Jyseleca® product net sales in Europe amounted to €11.5 million in 2024, compared to €112.3 million in 2023, of which €0.7 million realized in Belgium (€8.1 million in 2023). Beginning February 1, 2024, all economics linked to the sales of Jyseleca® in Europe are for the benefit of Alfasigma.

Collaboration revenues in discontinued operations related to revenue recognition of the collaboration agreement with Gilead for the filgotinib development amount to €26.0 million in 2024 compared to €429.4 million for last year. The sale of the Jyseleca® business to Alfasigma on January 31, 2024 led to the full recognition in revenue in 2024 of the remaining deferred income related to filgotinib. We refer to note 2 “Summary of significant transactions” of this annual report for a general description of our collaboration with Gilead.

Additionally, we recorded in 2023 €2.0 million milestone payments triggered by the initial sales of Jyseleca® in specific countries by our distribution and commercialization partner Sobi.

All filgotinib development expenses and all remaining G&A and S&M expenses relating to Jyseleca® are recharged to Alfasigma, which explains the decrease in those expenses as compared to previous year.

Other operating income attributable to the Jyseleca® business included €52.5 million related to the gain on the sale of the Jyseleca® business to Alfasigma in 2024. This result of the transaction was considering the following elements:

●	€50.0 million of upfront payment received at closing of the transaction of which €40.0 million was paid into an escrow account. This amount was kept in escrow for a period of one year after the closing date of January 31, 2024, and was partially released in February 2025 (the remaining part being under discussion). We gave customary representations and warranties which are capped and limited in time.
●	€9.8 million of cash received from Alfasigma related to the closing of the transaction as well as €0.75 million of accrued negative adjustment for the settlement of net cash and working capital.
●	€47.0 million of fair value on January 31, 2024 of the future earn-outs payable by Alfasigma to us. As from February 1, 2024, we are entitled to receive earn-outs on net sales of Jyseleca® in Europe from Alfasigma.
●	€40.0 million of liability towards Alfasigma on January 31, 2024 for R&D cost contributions of which €15.0 million was paid in 2024.

The other financial results contained a positive effect of discounting the contingent consideration receivable from Alfasigma for €4.0 million and a positive effect of discounting our long term deferred income of €0.2 million (€0.6 million discounting expenses of our long term deferred income in the same period last year).

Results from our continuing Operations

Collaboration revenues

	Year ended December 31,
	2024	2023	% Change

	(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees	€230,182	€230,242	(0%)
Royalties	10,604	9,482	12%
Total collaboration revenues	€240,786	€239,724	0%

We refer to note 2 “Summary of significant transactions” in our consolidated financial statements appended to this annual report for a general description of our collaboration with Gilead.

The following table summarizes details of collaboration revenues for the years ended December 31, 2024 and 2023 by collaboration and by category of revenue: upfront payments and license fees, and royalties.

	Over time	Point in time	2024	2023
			(Euro, in	(Euro, in
			thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€230,182	€230,242
Gilead collaboration agreement for drug discovery platform	Ö		230,182	230,242

Royalties			10,604	9,482
Gilead royalties on Jyseleca		Ö	10,604	9,466
Other royalties		Ö	—	16

Total collaboration revenues			€240,786	€239,724

We recognize the consideration from Gilead allocated to the drug discovery platform on a linear basis over the 10-year period of our collaboration, of which we recognized €230.2 million in revenue in 2024.

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

For the year ended December 31, 2024 we also recognized in revenue €10.6 million of royalties from Gilead on filgotinib. The royalties on sales of Jyseleca® performed by Gilead in Japan were not reported as discontinued operations as we still have the right to receive those royalties on future sales made by Gilead and its commercialization partners (this right is not subject to transfer to Alfasigma as part of the transfer of the Jyseleca® business to them).

The outstanding balance of deferred income from the Gilead collaboration for the drug discovery platform at December 31, 2024 amounted to €1,069.0 million.

Cost of sales

Cost of sales related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related revenues are reported in total net revenues, as supply revenues.

R&D expenses

The following table summarizes our R&D expenses for the years ended December 31, 2024 and 2023, together with the changes to those items.

	Year ended December 31,
	2024	2023	% Change

	(Euro, in thousands)
Personnel costs	€(87,740)	€(95,788)	(8%)
Subcontracting	(160,076)	(82,997)	93%
Disposables and lab fees and premises costs	(17,629)	(18,083)	(3%)
Depreciation and amortization	(35,378)	(22,254)	59%
Professional fees	(15,949)	(9,272)	72%
Other operating expenses	(18,687)	(12,900)	45%
Total R&D expenses	€(335,459)	€(241,294)	39%

The variance in our R&D expenses in 2024 compared to 2023 was principally due to the following elements:

●	A decrease in personnel costs explained by lower accelerated non-cash cost recognition for subscription right plans related to good leavers and reduced severance expenses.
●	An increase in subcontracting costs following the evolution of our cell therapy programs in oncology.
●	An increase in depreciation and impairment due to the depreciation on the upfront exclusivity consideration paid to Adaptimmune.

The table below summarizes our R&D expenses for the years ended December 31, 2024 and 2023, broken down by program.

	Year ended December 31,
	2024	2023	% Change

	(Euro, in thousands)
SIKi program	(18,400)	(18,900)	(3%)
TYK2 program on GLPG3667	(34,965)	(31,289)	12%
Cell therapy programs in oncology	(170,998)	(82,218)	108%
Other discovery programs	(111,096)	(108,887)	2%
Total R&D expenses	€(335,459)	€(241,294)	39%

The increase in our R&D expenses in 2024 was due to higher expenses in our cell therapy and small molecules programs in oncology and in our TYK2 program in immunology. Other programs comprise expenditure for other projects in research phase and other early-stage development programs.

Sales and marketing expenses

The following table summarizes our sales and marketing expenses for the years ended December 31, 2024 and 2023, together with the changes to those items.

	Year ended December 31,
	2024	2023	% Change

	(Euro, in thousands)
Personnel costs	€(6,561)	€(2,997)	119%
Depreciation and impairment	(4,475)	(113)	n.m.
External outsourcing costs	(2,813)	(1,776)	58%
Professional fees	(904)	(131)	590%
Other operating expenses	(2,440)	(659)	270%
Total sales and marketing expenses	€(17,193)	€(5,676)	203%

Costs increased by €11.5 million in 2024 explained by higher personnel expenses related to strategic marketing in oncology. Impairment in 2024 refers to a bad debt provision of €4.0 million for a disputed invoice.

General and administrative expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2024 and 2023, together with the changes to those items.

	Year ended December 31,
	2024	2023	% Change

	(Euro, in thousands)
Personnel costs	€(52,642)	€(66,098)	(20%)
Depreciation and impairment	(8,697)	(15,978)	(46%)
Legal and professional fees	(33,960)	(23,250)	46%
Other operating expenses	(21,946)	(22,963)	(4%)
Total general and administrative expenses	€(117,245)	€(128,289)	(9%)

The decrease in our general and administrative expenses in 2024 was mainly explained by a decrease in personnel expenses primarily due to lower accelerated non-cash cost recognition for our subscription right plans related to good leavers and reduced severance costs. Impairment expenses decreased as we recorded an impairment in 2023 of €7.6 million on the construction project in Mechelen (Belgium). The increase in legal and professional fees mainly related to business development activities and corporate projects.

Other operating income

The following table summarizes our other operating income for the years ended December 31, 2024 and 2023, together with the changes to those items.

	Year ended December 31,
	2024	2023	% Change

	(Euro, in thousands)
Grant income	€2,035	€6,618	(69%)
R&D incentives income	27,223	32,968	(17%)
Other income	11,515	7,686	50%
Total other operating income	€40,773	€47,272	(14%)

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

R&D incentives income can be split up as follows:

	Year ended December 31,
	2024	2023	% Change

	(Euro, in thousands)
Income from innovation incentive system in France	€2,056	€5,881	(65%)
Income from Belgian R&D incentives	16,943	16,535	2%
Tax rebates on payroll withholding taxes of R&D personnel (Belgium & the Netherlands)	8,224	10,552	(22%)
Total R&D incentives income	€27,223	€32,968	(17%)

Other income increased mainly due to rental income, offset by a one-off gain in 2023 on the sale of fixed assets.

Fair value adjustments and net currency exchange differences

The following table summarizes our fair value adjustments and net currency exchange differences for the years ended December 31, 2024 and 2023, together with the changes to those items.

	Year ended December 31,
	2024	2023	% Change

	(Euro, in thousands)
Net unrealized currency exchange gain/loss (-)	€22,727	€(20,544)	(211%)
Net realized currency exchange loss	(678)	(1,118)	(39%)
Fair value re-measurement of warrants	4	18	(78%)
Fair value loss on financial assets held at fair value through profit or loss	—	(390)	(100%)
Fair value gain on current financial investments	73,742	38,286	93%
Total fair value adjustments and net currency exchange differences	€95,795	€16,252	489%

The net currency unrealized exchange gain of €22.7 million in 2024 primarily related to €22.2 million of unrealized exchange gain on cash and cash equivalents and current financial investments at amortised cost held in U.S. dollars, as compared to an unrealized net exchange loss in 2023 of €20.4 million on cash and cash equivalents and current financial investments at amortized cost held in U.S. dollar. We have cash, cash equivalents and current financial investments held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR.

Fair value re-measurement of warrants refers to the fair value re-measurement of the Gilead initial warrant B in 2023 and the fair value re-measurement of the Gilead subsequent warrant B in 2024. The fair value of the financial liability related to the Gilead subsequent warrant B of €5 thousand on December 31, 2024 (nil fair value of financial liability related to initial warrant B on December 31, 2023) was presented as part of trade and other liabilities in our consolidated statement of financial position and will be re-measured at each reporting period. We refer to note 2 “Summary of significant transactions” in our consolidated financial statements appended to this annual report for more information.

The fair value gain on the current financial investments reflects the exchange differences booked on the money market funds, the interest on the money market funds and the effect of the re-measurement at fair value of the money market funds on December 31, 2024. These re-measurement gains are mainly the result of the positive returns on the EUR denominated money market funds.

For more information on currency exchange fluctuations on our business, please see the section of this annual report titled “Item 11—Quantitative and qualitative disclosures about market risk—Foreign exchange risk.”

Other financial income and expense

The following table summarizes other financial income and expense for the years ended December 31, 2024 and 2023.

	Year ended December 31,
	2024	2023	% Change

	(Euro, in thousands)
Other financial income:
Interest income	€89,378	€79,290	13%
Discounting effect of non-current R&D incentives receivables	1,132	617	83%
Discounting effect of other non-current liabilities	395	318	24%
Other finance income	223	24	845%
Total other financial income	91,128	80,249	14%

Other financial expenses:
Interest expenses	(911)	(1,770)	(49%)
Other finance charges	(759)	(843)	(10%)
Total other financial expense	€(1,670)	€(2,613)	(36%)

Interest income was related to interests on treasury bills, term deposits and notice accounts. Interest income increased due to increased interest rates. Other financial income for 2024 also comprise the discounting effect of other non-current liabilities as milestones payables related to the acquisition of subsidiaries.

Interest expenses were mainly related to interests on leases of buildings and cars and to interests on defined benefit obligations.

Income Taxes

The following table summarizes our tax result for the years ended December 31, 2024 and 2023.

	Year ended December 31,
	2024	2023	% Change

	(Euro, in thousands)
Current tax	€(1,301)	€(5,928)	(78%)
Deferred tax	3,104	(3,685)	(184%)
Income taxes	€1,803	€(9,613)	(119%)

Current tax, consisting of corporate income taxes, and deferred tax income/loss (-) related to subsidiaries working on a cost plus basis. The decrease in 2024 was primarily due to the re-assessment in 2023 of net deferred tax liabilities and corporate income tax payables as a result of a one-off intercompany transaction.

We refer to note 11 “Income taxes” in our consolidated financial statements appended to this annual report.

Drug discovery collaboration transaction with NovAliX

We completed the integrated drug discovery collaboration transaction with NovAliX on June 30, 2023, effective as from July 1, 2023. Under the terms of the agreement, our drug discovery and research activities conducted in Romainville, France, and our employees in Romainville, which are exclusively dedicated to the operation of these activities, were transferred to NovAliX who will assume all ongoing research and discovery activities in Romainville, and this for no consideration. In return, we are committed to utilizing the research capabilities and expertise of NovAliX through a five year-collaboration and within the context of the company’s R&D portfolio, resulting in a total commitment of €73.8 million on June 30, 2023.

The collaboration agreement and sale and purchase agreement were negotiated as a package with one single commercial objective and with an agreed consideration for the transaction as a whole.

The impact of the transfer of activities and personnel (reference is made to the table below) was treated as an advance for future services to be obtained from NovaliX throughout the five years collaboration. This advance will gradually be released through profit or loss, in line with the purchase commitment towards NovAliX over the five year period of the collaboration between us and NovAliX. The part still to be released on December 31, 2024 has been presented in the statement of financial position as other current asset (€2.7 million) and other non-current asset (€2.9 million).

June 30,
2023
(Euro, in thousands)
Loss on sale of fixed assets	€12,506
Result of transfer of retirement benefit liability	(3,022)
Result of transfer of right-of-use asset	174
Advance related to the NovAliX transaction	€9,658

Furthermore we made an upfront payment to NovAliX of €8.3 million on closing of the transaction which is a prepayment for the future purchase commitment for the following five years. The remaining part has been presented in our statement of financial position on December 31, 2024 as other current asset (€2.2 million) and other non-current asset (€2.6 million).

Comparison of years ended December 31, 2023 and 2022

We refer to the “Item 5 - Operating and financial review and prospects - Financial operations overview” of our year ended December 31, 2023 Form 20-F for the comparison of the years ended December 31, 2023 and 2022.

B.     Liquidity and capital resources

With the exception of the years ended December 31, 2019, 2023 and 2024, we have incurred significant losses. We have funded our operations through public and private placements of equity securities, upfront and milestone payments and royalties received from pharmaceutical partners under our collaboration agreements, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division and our fee-for-service division. As from the year ended December 31, 2021, and until January 31, 2024, net product sales also contributed funding our operations. Our cash flows may fluctuate and are difficult to forecast and will depend on many factors. As at December 31, 2024, our financial investments and cash and cash equivalents amounted to €3,317.8 million.

On January 8, 2025, Galapagos NV (“Galapagos”) announced that it entered into a separation agreement with Gilead pursuant to which Galapagos NV intends to spin-off a portion of its current cash balance as well as its rights and obligations under certain agreements with Gilead into a newly incorporated entity, XYZ SpinCo NV (“SpinCo”) (the “Separation”). The Separation will be conducted in accordance with the relevant provisions of the Belgian Companies and Associations Code.

•SpinCo (to be named later) will be a newly formed company with approximately €2.45 billion in current Galapagos cash, focusing on building a pipeline of innovative medicines through transformational transactions, with Gilead as a strategic partner.

•Galapagos will focus on unlocking the broad potential of its innovative decentralized cell therapy manufacturing platform, enabling the delivery of fresh, early stem-like memory cell therapy within a median vein-to-vein time of seven days, and advancing its cell therapy pipeline of potentially best-in-class assets which will not be subject to the OLCA as of the separation. We will have approximately €500 million in cash at the expected time of the spin-off of SpinCo. To advance our goal of becoming a global leader in cell therapy in oncology and as part of our focused strategy and optimized capital allocation, We will seek partners for our small molecule assets.

Completion of the Separation is contingent upon the approval of the partial demerger by an Extraordinary Shareholders’ Meeting of Galapagos, as well as certain other customary conditions. The Separation is expected to occur by mid-2025.

For more information on our policies regarding financial instruments, please see “Note 3—Material accounting policies—Financial instruments” included in our consolidated financial statements appended to this annual report.

Cash flows

The working capital is sufficient for our present requirements.

Comparison for the years ended December 31, 2024 and 2023

The following table summarizes the results of our audited consolidated statement of cash flows for the years ended December 31, 2024 and 2023.

	2024	2023	Variance

	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€166,810	€508,117	€(341,307)
Net cash flows used in operating activities	(320,026)	(405,970)	85,944
Net cash flows generated from investing activities	220,597	71,186	149,411
Net cash flows used in financing activities	(4,924)	(5,001)	77
Effect of exchange rate differences on cash and cash equivalents	1,782	(1,522)	3,304
Cash and cash equivalents at end of the period	€64,239	€166,810	€(102,571)

	2024	2023	Variance

	(Euro, in thousands)
Financial investments at end of the period	€3,253,516	€3,517,698	€(264,182)
Cash and cash equivalents at end of the period	64,239	166,803	(102,564)
Cash and cash equivalents classified as assets held for sale	—	7	(7)
Financial investments and cash and cash equivalents at end of the period	€3,317,755	€3,684,508	€(366,753)

The net decrease of €102.6 million in cash and cash equivalents for the year ended December 31, 2024, consisted of positive unrealized exchange differences of €1.8 million and decrease in cash and cash equivalents of €104.4 million. This latter was composed of (i) €374.0 million of operational cash burn, (ii) the net sale of financial investments of €319.0 million, (iii €12.5 million cash out from the disposal of subsidiaries, and (iv) €36.9 million acquisition of financial assets held at fair value through other comprehensive income.

The operational cash burn/cash flow is defined as the decrease or increase in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

i. the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities

ii. the net proceeds or cash used, if any, in acquisitions or disposals of businesses; the acquisition of financial assets held at fair value, the movement in restricted cash and movement in financial investments, if any, the loan and advances given to third parties, if any, included in the net cash flows generated from/used in (-) investing activities

iii. the cash used for other liabilities related to the acquisition or disposal of businesses, if any, included in the net cash flow generated from/used in (-) operating activities.

This alternative liquidity measure is in our view an important metric for a biotech company in the development stage.

The following table presents a reconciliation of the operational cash burn, to the closest IFRS measures, for each of the periods indicated:

	2024	2023

	(Euro, in thousands)
Decrease in cash and cash equivalents (excluding effect of exchange differences)	€(104,353)	€(339,785)
Less:
Net proceeds from capital and share premium increases	—	(1,770)
Net sale of financial investments	(319,035)	(94,233)
Acquisition of financial assets held at fair value	36,880	13,965
Cash out from acquisition of subsidiaries, net of cash acquired	—	7,000
Cash out from disposals of subsidiaries, net of cash disposed of	8,949	—
Cash used for other liabilities related to the disposal of subsidiaries	3,598	—
Total operational cash burn	€(373,961)	€(414,824)

The net cash flow used in operating activities for the year ended December 31, 2024 decreased by €85.9 million as compared to the year ended December 31, 2023, mainly caused by higher interest income received, a lower cash out related to taxes and operating costs partly offset by a lower cash in from sales.

The variance in net cash flow generated from investing activities for the year ended December 31, 2024, can be primarily explained by the net sale of current financial investments of €319.0 million for the year ended December 31, 2024 as compared to the net sale of current financial investments of €94.2 million for the year ended December 31, 2023. For the year ended December 31, 2023 investment income received related to financial investments amounted to €14.8 million as opposed to €29.5 million investment income received related to financial investments for the year ended December 31, 2024. On the other hand we also reported higher investments in (in)tangible fixed assets, which increased from €19.3 million for the year ended December 31, 2023 to €82.1 million for the year ended December 31, 2024, and higher investments in financial assets held at fair value through other comprehensive income, which increased from €14.0 million for the year ended December 31, 2023 to €36.9 million for the year ended December 31, 2024.

The decrease in net cash flow used in financing activities for the year ended December 31, 2024, can primarily be attributed to lower proceeds received on exercises of subscription rights, which were for the years ended December 31, 2024 and 2023 respectively nil and €1.8 million, offset by a decrease in payments of lease liabilities, which were for the years ended December 31, 2024 and 2023 respectively €4.9 million and €6.8 million.

The consolidated cash flow table above included both continuing and discontinued operations. The table below summarizes our statement of cash flows from discontinued operations included in the consolidated cash flow table for the years ended December 31, 2024 and 2023.

	2024	2023	Variance

	(Euro, in thousands)
Net cash flow used in operating activities	€(36,367)	€(175,627)	€139,260
Net cash flow used in investing activities	(8,949)	(105)	(8,844)
Net cash flow used in financing activities	—	(1,928)	1,928
Net cash flow used in discontinued operations	€(45,316)	€(177,660)	€132,344

Comparison for the years ended December 31, 2023 and 2022

We refer to the “Item 5 - Operating and financial review and prospects - Financial operations overview” of our year ended December 31, 2023 Form 20-F for the comparison of the years ended December 31, 2023 and 2022.

Cash and funding sources

For the years ended December 31, 2024, 2023 and 2022, excluding cash proceeds from subscription right exercises, we did not make use of other equity financing.

As of December 31, 2024, we had no financial debt.

Our ongoing financial commitments are listed in the section of this annual report titled “Item 5..—Contractual obligations and commitments” and mainly consist of purchase commitments.

Payment of dividends by subsidiaries

The amount of dividends payable by our subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate.

Of our financial investments and cash and cash equivalents held outside of our Belgian entities as of December 31, 2024 and 2023, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law was in each case immaterial.

Funding requirements

Based on conservative assumptions, that may prove to be wrong, we believe that our existing financial investments and cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements at least for a period of 12 months.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the terms and timing of milestones, in-licensing payments and expense reimbursement payments, if any, from our collaboration and alliance agreements;
●	the progress, timing, scope and costs of preclinical testing and clinical trials for any current or future compounds;
●	the number and characteristics of potential new compounds we identify and decide to develop;
●	our need to expand our development activities and, potentially, our research activities;

●	the costs involved in filing patent applications and maintaining and enforcing patents;
●	the cost, timing and outcomes of regulatory approvals;
●	selling and marketing activities undertaken in connection with the commercialization of our products or anticipated commercialization of any of our current or future compounds; and
●	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our products.

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

Capital expenditures

Our commitments for capital expenditures as of December 31, 2024 amounted to €2.4 million.

Our capital expenditures amounted to €82.1 million, €19.3 million and €36.9 million for the years ended December 31, 2024, 2023 and 2022 respectively.

In 2024, our capital expenditures consisted of €7.0 million for land and building additions, laboratory and computer and other equipment for €9.7 million, €65.4 million of intangible assets related to upfront exclusivity payments (€64.7 million), and software development (€0.7 million).

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

Contractual obligations and commitments

We have certain purchase commitments with contract research organization subcontractors and with Gilead principally. Future events could cause actual payments to differ from these estimates. On December 31, 2024, we had outstanding obligations for purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

			(Euro, in thousands)

Purchase commitments	€272,240	€189,662	€70,323	€10,962	€1,293

On December 31, 2023, we had outstanding obligations for purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

			(Euro, in thousands)
Purchase commitments	€408,521	€237,495	€143,532	€25,768	€1,727

Our purchase commitments at the end of the year 2024 included €160.9 million related to projects in development phase (2023: €239.6 million), €60.9 million for projects in discovery research phase (2023: €79.0 million), €46.0 million for shared services (2023: €45.9 million), €1.7 million for commercial and medical affairs (2023: €29.9 million), and €2.6 million related to Jyseleca® product supply chain (2023: €14.2 million).

Effective July 1, 2023, under the terms of the agreement, our drug discovery and research activities conducted in Romainville, France, and our employees in Romainville, which were exclusively dedicated to the operation of these activities, were transferred to NovAliX who will assume all ongoing research and discovery activities in Romainville. In return, we are committed to utilizing the research capabilities and expertise of NovAliX through a five year-collaboration and within the context of the company’s R&D portfolio, during which we are committed to purchase for a total of €73.8 million services from Novalix. At year end 2024, our purchase commitments towards Novalix amounts to €41.6 million and are included in the €60.9 million related to discovery research.

On January 31, 2024, we completed the transaction of the transfer of the Jyseleca® business to Alfasigma. In accordance with common practice, we gave customary representations and warranties which are capped and limited in time. We have an obligation towards Alfasigma to bear certain well-defined post completion costs incurred at their end that go beyond a predetermined level. No provision for such liability was made at December 31, 2024.

On May 30, 2024, we entered into a collaboration and Exclusive License agreement with Adaptimmune. Under the terms of this agreement, we have the obligation to pay potential R&D funding amounting to $15.0 million, option exercise fees of up to $100.0 million and potential milestones, which are dependent on successful completion of certain development and commercial milestones, as detailed in the agreement. At December 31, 2024 the commitment for potential milestones amounts to $465.0 million on an undiscounted and non-risk adjusted basis. This amount represents the maximum amount that would be paid if all milestones would be achieved but excludes tiered royalty payments based on net sales.

On September 23, 2022, we entered into a license agreement with another pharmaceutical company to support our cell therapy programs in Oncology. Under the terms of this agreement we have the obligation to pay potential milestones, which are dependent on successful completion of certain development and commercial milestones, as detailed in the agreement. At December 31, 2024 this commitment amounts to €243.5 million on an undiscounted and non-risk adjusted basis. This amount represents the maximum amount that would be paid if all milestones would be achieved but excludes variable royalty payments based on unit sales.

C.     Research and development, patents and licenses, etc

For a discussion of our R&D activities, see “Item 4.B.—Business Overview” and “Item 5.A.—Operating Results.”

D.     Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business overview,” “Item 5.A.—Operating results,” and “Item 5.B.—Liquidity and capital resources.”

E.     Critical Accounting Estimates

We refer to “Note 4 - Critical accounting judgments and key sources of estimation uncertainty” in our consolidated financial statements appended to this annual report.

Item 6   Directors, senior management and employees

A.     Directors and senior management

Board of Directors

As a listed company with its registered office in Mechelen (Belgium), Galapagos NV (“Galapagos” or the “Company”) is required to apply the Belgian Code of Companies and Associations (the “Belgian Companies Code”) and the 2020 Belgian Corporate Governance Code (the “2020 Code”), both of which entered into force on January 1, 2020 and as amended from time to time.

For the reporting year beginning on January 1, 2024, the 2020 Code was our reference code. On October 28, 2024, the Board of Directors approved an amendment to the Company’s Corporate Governance Charter regarding the composition of the Science & Development Committee, stipulating that when the Committee consists of an even number of members, it is sufficient that half are independent, provided that the Chair is independent. Galapagos NV’s Corporate Governance Charter is available on its website: www.glpg.com (this website does not form part of this annual report). This Corporate Governance Charter applies in addition to the applicable laws and regulations (including without limitation, the Belgian Companies Code and the 2020 Code) and Galapagos’ Articles of Association The Company’s Corporate Governance Charter describes the main aspects of corporate governance at Galapagos, including its governance structure, the terms and functioning of the Board of Directors (including its Board Committees), the Executive Committee and the rules of conduct.

The 2020 Code requires companies to make an explicit choice for one of the governance structures provided for in the Belgian Companies Code.

Since April 26, 2022, Galapagos has adopted a one-tier governance structure as provided by the Belgian Companies Code, with the Board of Directors as the ultimate decision-making body, who has delegated certain powers to manage the Company to the Executive Committee.

The role of the Board of Directors is to pursue sustainable value creation by the Company, by setting the Company’s strategy, putting in place effective, responsible and ethical leadership and monitoring the Company’s performance. The Board of Directors is the ultimate decision-making body, with the overall responsibility for the management and control of the Company, as well as the general policy and strategy of the Company. The Board is authorized to carry out all actions that are necessary or useful for the realization of the Company’s object, with the exception of those reserved to the Shareholders’ Meeting by applicable law. The Board also supervises the Executive Committee. The Board acts as a collegiate body.

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

In order to efficiently fulfill its tasks and in view of the size and activities of the Company, the Board of Directors has established an Audit Committee, a Nomination Committee, a Remuneration Committee, and a Scientific and Development Committee. These Board Committees serve in an advisory capacity to the Board of Directors on the matters delegated to them respectively as set forth in the applicable laws and the Galapagos’ Corporate Governance Charter. In 2024, the Board also established an ad hoc Committee, to advice the Board on value enhancing strategies. This ad hoc Committee also served as the Committee of independent Directors in accordance with art. 7:97 of the Belgian Companies Code. Reference is made to “Item 7.B – Related Party Transactions.”.

We currently have nine Board members, less than a majority of whom are citizens or residents of the United States.

Under Galapagos’ Articles of Association, our Board of Directors consists of at least five and no more than nine members, of which at least three members are Independent Directors as defined by the Belgian Companies Code. Except for Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), all members of our Board of Directors are Non-Executive Directors. Within the aforementioned limits, the number of members of the Board of Directors is determined by our Shareholders’ Meeting. The members of our Board of Directors are elected, re-elected and may be removed at a Shareholders’ General Meeting with a simple majority vote of our shareholders. Pursuant to the Company’s Articles of Association, our Board members serve terms of up to four years. Board members whose mandate has come to an end, may be re-appointed.

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

Subject to the approval of Galapagos’ Shareholders’ Meeting and certain other conditions, Gilead has, under the terms of the share subscription agreement dated 14 July 2019, as amended, the right to have two designees appointed to our Board of Directors. Our Special Shareholders’ Meeting of October 22, 2019 approved the appointment of Daniel O’Day and Linda Higgins as directors of Galapagos for a period of four years, effective immediately. Our Annual Shareholders’ Meeting held on April 25, 2023 approved the re-appointment of Daniel O’Day and Linda Higgins as directors of Galapagos for a period of four years, effective immediately. On March 26, 2024, the Board of Directors appointed Mr. Andrew Dickinson by way of cooptation as a Non-Executive Non-Independent Director, effective as of March 27, 2024, replacing Mr. Daniel O’Day who stepped down on March 26, 2024.

The Annual Shareholders’ Meeting of April 30, 2024 appointed Dr. Susanne Schaffert and Mr. Simon Sturge as Non-Executive Independent Directors, re-appointed Dr. Elisabeth Svanberg as Non-Executive Independent Director, and confirmed the appointment of Mr. Andrew Dickinson by way of cooptation as Non-Executive Non-Independent Director.

On October 6, 2024, the Board of Directors appointed Mr. Oleg Nodelman by way of cooptation as Non-Executive Non-Independent Director, effective as of October 7, 2024, replacing Mr. Dan G. Baker who stepped down on October 6, 2024.

Mr. Oleg Nodelman’s cooptation will be submitted to the confirmation by the Annual Shareholders’ Meeting which will be held on April 29, 2025.

The following table sets forth certain information with respect to the current members of our Board of Directors, including their ages, as of December 31, 2024:

Name	Age	Date service began in current term	Date of expiration of current term (1)	Position(s)
Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) (2)	n/a	2022	2026	Chair of the Board
Jérôme Contamine (3)	67	2022	2026	Board member
Peter Guenter (4)	62	2023	2027	Board member
Linda Higgins (5)	62	2023	2027	Board member
Elisabeth Svanberg (6)	63	2024	2028	Board member
Dr. Susanne Schaffert (7)	57	2023	2028	Board member
Simon Sturge (8)	65	2023	2028	Board member
Andrew Dickinson	54	2024	2028	Board member
Oleg Nodelman (9)	47	2024	2026	Board member

(1) The term of the mandates of the Board member will expire immediately after the annual shareholders' meeting to be held in the year set forth next to the member's name.
(2) Management company incorporated in 2022, age of Dr. Paul Stoffels: 62. Member of the Nomination Committee and the Science and Development Committee.
(3) Chair of the Audit Committee, member of the Nomination Committee, the Remuneration Committee and Lead Non-Executive Director.
(4) Member of the Audit Committee.
(5) Member of the Science and Development Committee.
(6) Chair of the Nomination Committee and the Remuneration Committee, member of the Science and Development Committee.
(7) Chair of the Science and Development Committee.
(8) Member of the Audit Committee and the Remuneration Committee.
(9) Appointed by the Board by cooptation in 2024, subject to confirmation by the Shareholders' Meeting to be held on April 29, 2025.

The address for the members of our Board of Directors is Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

Five out of nine of the members of the Board of Directors are independent under the Nasdaq Stock Market listing and US Securities Exchange Act requirements, and under Belgian law: Peter Guenter, Jérôme Contamine, Elisabeth Svanberg, Susanne Schaffert, and Simon Sturge. In 2024, the Board of Directors was therefore composed of a majority of independent Directors.

The following is the biographical information of the members of our Board of Directors (members per December 31, 2024):

Paul Stoffels1 joined Galapagos as Chief Executive Officer in April 2022, and is an Executive member and the Chairman of our Board of Directors since April 26, 2022. He also is a member of the Executive Committee at Galapagos. Prior to that, he was Vice Chairman of the Executive Committee and Chief Scientific Officer of Johnson & Johnson where he set the company's wide innovation agenda and led its pharmaceutical R&D-pipeline, as well as the J&J external innovation agenda, and the J&J development corporation. Before that, he was worldwide Chairman of Pharmaceuticals of Johnson & Johnson which, under his leadership, significantly rejuvenated its product pipeline and adopted a transformational R&D-operating model, which resulted in the launch of 25 innovative medicines across the globe. Dr. Stoffels joined Johnson & Johnson in 2002, following the acquisition of Virco and Tibotec, where he was Chief Executive Officer and Chairman respectively, and where he led the development of several breakthrough medicines for the treatment of HIV. Dr. Stoffels also is a member of the Supervisory Board of Philips Healthcare in the Netherlands.

1 Stoffels IMC BV, permanently represented by Dr. Paul Stoffels

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

Elisabeth Svanberg is a Non-Executive Independent member of our Board of Directors since April 28, 2020. Dr. Svanberg received her MD and PhD from the University of Gothenburg (Sweden), and is a Board-Certified General Surgeon and Associate Professor of Surgery. Dr. Svanberg joined Serono International in 2000, initially in the field of metabolism, and subsequently held roles of increasing responsibilities before joining Bristol Myers Squibb in the United States in 2007. At BMS, Dr. Svanberg served as Development Leader for a first-in-class novel diabetes medicine, and subsequently as Head of Medical Affairs for the Intercontinental region. In 2014, Dr. Svanberg joined Janssen Pharmaceuticals (a Johnson & Johnson company) as Vice President, Head of the Established Products group where she was managing a portfolio of 90 products, used by an estimated 150 million patients globally. Dr. Svanberg subsequently served as Chief Development Officer at Ixaltis, and as Chief Medical Officer at Kuste Biopharma, specialty pharmaceutical companies developing proprietary therapeutics to treat genitourinary (GU) disorders with unmet medical need. Dr. Svanberg is a partner at Ventac Partners (since 2023) and also serves as a non-executive director on the Boards of Egetis (formerly PledPharma) (since 2017), LEO Pharma (since 2022), and EPICS Therapeutics (since 2022), including membership of the remuneration committee.

Jérôme Contamine is a Non-Executive Independent member of our Board of Directors since April 26, 2022. Mr. Contamine served as Chief Financial Officer of Sanofi for more than nine years from 2009 until 2018. Prior to joining Sanofi, he was Chief Financial Officer of Veolia from 2000 to 2009. He previously held various operating functions at Total, and served four years as an auditor at the Cour des Comptes (the supreme body responsible for auditing the use of public funds in France). Mr. Contamine is a graduate of France’s École Polytechnique, ENSAE (École Nationale de la Statistique et de l’Administration Économique) and École Nationale d’Administration. He held the position of non-executive director at Valeo from 2006 to 2017 and Total Energies from 2020 to 2023. Mr. Contamine also serves as a non-executive director on the Board of Société Générale, and is chairman of the Compensation Committee.

Susanne Schaffert is a Non-Executive Independent member of our Board of Directors since June 12, 2023, and is the former Global President, Novartis Oncology, and a member of the Executive Committee of Novartis. For more than 25 years, Dr. Schaffert has dedicated her career at Novartis to helping patients live longer, better lives. Before assuming her role as President of Novartis Oncology, Dr. Schaffert served as Chairperson and President of Advanced Accelerator

Applications since its acquisition by Novartis in January 2018. Prior to this, Dr. Schaffert was the Head of Region Europe at Novartis Oncology, where she was responsible for leading Novartis’ Oncology Business Unit in the European Region, marketing key products in lung, breast and renal cancer, as well as hematology and coordinating the entire Oncology operations for EU countries. From 2010 to 2012, Dr. Schaffert served as the Head of Investor Relations for Novartis Group and prior thereto, she served as the Novartis Global Franchise Head for Immunology and Infectious Diseases. Dr. Schaffert first joined Novartis Germany in 1995 as a sales representative, and she has held a series of positions in Sales & Marketing with increasing responsibilities in both national and global functions. Dr. Schaffert has experience from various Boards and Committees, and beyond serving Galapagos NV as non-executive independent Board member, she is also an independent non-executive Director on the Board of Incyte Corporation, a Board member and member of the Advisory Group at Novo Holdings in Denmark and serves as independent Board Director on the boards of ARTBio, US and Vetter Pharma, Germany. She is also a member of the Board of Partners of E. Merck KG and the Supervisory Board of Merck KgaA, Germany. Dr. Schaffert holds an M.Sc. in Chemistry and a Ph.D. with honors in Organic Chemistry from University of Erlangen (Germany).

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

Andrew Dickinson is a Non-Executive member of Galapagos’ Board of Directors since March 27, 2024. Mr. Dickinson joined Gilead in 2016. Prior to his current role as CFO, he served as head of the company’s corporate development and strategy group. Before joining Gilead, Mr. Dickinson worked at Lazard as global co-head of the healthcare investment banking division. Earlier in his career, he served as general counsel and vice president of corporate development at Myogen, Inc., which was acquired by Gilead in 2006. Mr. Dickinson is also a member of the Board of Directors of Sutter Health.

Oleg Nodelman is a Non-Executive non-independent member of our Board of Directors since October 7, 2024. Mr. Nodelman is the Founder and Portfolio Manager of EcoR1 Capital LLC, a biotech-focused investment advisory firm established in 2013, which invests in companies at all stages of research and development. With over twenty years of experience in biotech investing, Mr. Nodelman has expertise in all aspects of investment management and deep roots in the biotech and scientific communities. Before founding EcoR1, Mr. Nodelman was a portfolio manager at BVF Partners, one of the first hedge funds dedicated to the biotechnology sector. He currently serves as a Board Member for three publicly traded companies: Galapagos, AnaptysBio and Zymeworks. Mr. Nodelman has a Bachelor of Science in Foreign Service with a concentration in Science and Technology from Georgetown University. On December 13, 2024, the Autorité des Marchés Financiers (“AMF”), the entity that regulates the French financial markets, fined Mr. Nodelman and EcoR1 Capital LLC (the “Fund”) €3.0 million and €7.0 million, respectively, for a strict liability violation of a market abuse regulation and reporting obligations for holders that exceed or fall below ownership of five percent of an issuer’s equity capital that is listed on Euronext Paris. Mr. Nodelman and the Fund disagree with the AMF’s ruling and, in February 2025, submitted an appeal, which they intend to pursue.

The following table sets forth certain information with respect to our Board of Directors’ voluntary self-identified gender and racial characteristics and LGBTQ+ status for 2024:

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

During 2024, Galapagos also complied with its obligations with respect to gender diversification in the Board of Directors as set forth in article 7:86 of the Belgian Companies Code, and our Board will continue to monitor further compliance. In proposing candidates, particular consideration is given to diversity in gender, age, nationality, educational and professional background, as well as complementary skills, knowledge and experience.

Executive Committee

As from April 26, 2022, Galapagos has adopted a one-tier governance structure as provided for by the Belgian Companies Code, with the Board of Directors replacing the (former) Supervisory Board and the Executive Committee replacing the (former) Management Board.

The following table sets forth certain information with respect to the members of our Executive Committee as of December 31, 2024:

Name	Age	Position(s)
Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) (1)		Chief Executive Officer
Valeria Cnossen	51	General Counsel, Executive Vice President
Annelies Missotten	52	Chief Human Resources Officer, Executive Vice President
Thad Huston	54	Chief Financial Officer & Chief Operating Officer, Executive Vice President

(1) Management company incorporated in 2022, age of Dr. Paul Stoffels: 62.

The address for the Executive Committee members is Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

In 2024, there was no conflict of interests between the private interests or other duties of the members of the Executive Committee listed above and their duties to us, except for the conflicts of interests between us and a Board / Executive Committee member as further described in “Item 7.B – Related Party Transaction”.

Below are the biographies of the members of our Executive Committee (members per December 31, 2024):

Paul Stoffels 2 joined Galapagos as Chief Executive Officer in April 2022, and is an executive member and the Chairman of our Board of Directors since April 26, 2022. He also is a member of the Executive Committee at Galapagos. Prior to that, he was Vice Chairman of the Executive Committee and Chief Scientific Officer of Johnson & Johnson where he set the company's wide innovation agenda and led its pharmaceutical R&D-pipeline, as well as the J&J external innovation agenda, and J&J development corporation. Before that, he was worldwide Chairman of Pharmaceuticals of Johnson & Johnson which, under his leadership, significantly rejuvenated its product pipeline and adopted a transformational R&D-operating model, which resulted in the launch of 25 innovative medicines across the globe. Dr. Stoffels joined Johnson & Johnson in 2002, following the acquisition of Virco and Tibotec, where he was Chief Executive Officer and Chairman respectively, and where he led the development of several breakthrough products for the treatment of HIV. Dr. Stoffels also is a member of the Supervisory Board of Philips Healthcare in the Netherlands.

Thad Huston joined Galapagos in July 2023 as Chief Financial Officer, Chief Operating Officer, and member of the Executive Committee. He previously served a Senior Vice President, Finance and Corporate Operations of Kite Pharma, a Gilead Company, where he was responsible for all financial aspects of the market leading cell therapy business worldwide. He was also a member of the Kite Leadership Team, the Gilead CFO Leadership Teams and the Fosun-Kite Board. Before joining Kite in 2021, Thad served as Chief Financial Officer at LivaNova PLC, a medical device company specializing in cardiovascular and neuromodulation products, where he played a key role in external R&D innovation and M&A and led the global, cross-functional teams across the group. Prior to LivaNova, he spent over 25 years in leadership positions at Johnson & Johnson (J&J), which included roles as Chief Financial Officer and Chief Operating Officer of J&J Pharmaceutical Research and Development, Chief Financial Officer of J&J’s Global Surgery and Medical Devices groups managing up to $21 billion in annual revenue, and President of Xian-Janssen, leading J&J’s pharmaceutical division in China. Before that, he held senior financial roles at various J&J locations in the U.S., Belgium, Russia, and Hungary.

Annelies Missotten was appointed as Chief Human Resources Officer and member of the Executive Committee at Galapagos on January 1, 2023. She joined Galapagos as Vice President Human Resources in February 2018 to transform and build an expert HR team to enable business growth, and leading the transformation of Galapagos into an integrated biopharmaceutical company with an international set-up. In 2020, she was appointed Senior Vice President Human Resources and strategic advisor to the CEO and Executive Committee. Before joining Galapagos, she held various senior global HR positions at GSK. She started her career at Proximus, and acquired deep expertise over time in key HR Centres of Expertise, including Training & Development, Talent Acquisition and Reward, and HR Business partnership roles. Ms. Missotten holds a Master's Degree in Roman Philology from KU Leuven, a DEA in Italian Culture and Linguistics from the Paris IV Sorbonne (France) and L’Università Cattolica di Milano. Over the years, she completed her education with several systemic psychology and coaching certifications and business courses, amongst others, from INSEAD, Fontainebleau (France).

Valeria Cnossen was appointed as General Counsel, responsible for Compliance & Ethics, the Corporate Secretary Office, Intellectual Property and Data Protection/Privacy, and member of the Executive Committee at Galapagos on January 1, 2023. Ms. Cnossen joined Galapagos on August 1, 2022. She previously was General Counsel of the Consumer Health Group at Johnson & Johnson and member of the Global Consumer Health Leadership Team. Prior to that, she held leadership roles within the Medical Devices and Pharmaceutical Sectors of Johnson & Johnson. Ms. Cnossen joined Johnson & Johnson in 2011 through the acquisition of Crucell, where she was Head of Legal and Compliance. Prior to joining Crucell, Ms. Cnossen was in private legal practice at De Brauw Blackstone Westbroek in the Netherlands, and Cravath, Swaine & Moore in New York City. Ms. Cnossen is a purpose-driven leader, known for her strategic and pro-active leadership, and ability to develop high-performing teams and the careers of others, especially as a mentor for women.

The Executive Committee has been entrusted by the Board of Directors with the executive management and running of the Company. Without prejudice to the overall responsibility and tasks of the Board of Directors regarding the management and control of the Company, the tasks of the Executive Committee include the following matters (without limitation): the research, identification and development of strategic possibilities and proposals which may

2 Stoffels IMC BV, permanently represented by Dr. Paul Stoffels contribute to our development in general, the management of the Company and the Galapagos group, the supervision of the performance of the business in comparison with the strategic goals, plans and budgets, and the support of the Chief Executive Officer with the day-to-day management of the Company and the Galapagos group.

The Executive Committee meets as often as necessary to ensure to its effective operation, and in principle once per month.

Family relationships

There are no family relationships among any of the members of our Executive Committee or Board of Directors.

B.     Compensation

The aggregate compensation paid and benefits in kind granted by us to our (former) members of the Executive Committee and Board of Directors, excluding equity-related compensation, for the year ended December 31, 2024, was €4,003,729. This includes remuneration paid in 2024 to Directors that stepped down in 2024.

For the year ended December 31, 2024, the total amounts set aside or accrued to provide pension, retirement or similar benefits to our Executive Committee amounted to €186, 000.00.

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

In light of the proposed introduction of a one-tier governance structure at the occasion of the Extraordinary Shareholders’ Meeting held on April 26, 2022, a revised Remuneration Policy was submitted to a binding vote by our 2022 Shareholders’ Meeting and approved during this Shareholders’ Meeting. Our Remuneration Policy was prepared in accordance with the Belgian Companies Code. The amended remuneration policy applied during the reporting years 2022 and 2023.

A further revised Remuneration Policy has been submitted to a binding vote by our 2024 Shareholders’ Meeting. The Remuneration Policy was approved by our shareholders at this 2024 Annual Shareholders’ Meeting with 87.13% of shareholder votes. Subject to approval, this revised Remuneration Policy became effective from January 1, 2024 and applies to the reporting year 2024.

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

The Annual Shareholders’ Meeting of April 28, 2020 determined, upon recommendation of the Nomination and Remuneration committee, that the compensation (excluding expenses) of the members of the Board of Directors, other than the Board members representing a shareholder, for the exercise of their mandate during a financial year is as set out in the below table. Via the decision of the Annual Shareholders' Meeting of April 30, 2024, the fee levels for the members of the Board of Directors, other than the Board members representing a shareholder, have been revised as of May 1, 2024 as presented below.

	Annual Cash fee level (euro)		Annual cash fee level to acquire GLPG shares (euro) (1)
Role	Until April 30, 2024	As from May 1,2024(2)	Until April 30, 2024	As from May 1,2024(2)
Chair	€100,000	€110,000	€100,000	€110,000
Lead Non-Executive Director	N/A	75,000	N/A	75,000
Non-Executive Director	50,000	55,000	€50,000	€55,000
Committee Chair	20,000	20,000	N/A	N/A
Committee member	€15,000	€15,000	N/A	N/A

(1) The Non-Executive Directors receive an additional cash compensation equal to the amount of their fixed annual cash remuneration (not taking into account fees for Committee membership and Chairmanship) subject to the commitment by each Non-Executive Director to use the net portion (after taxes) of such cash remuneration to purchase shares of Galapagos in the open market within a set period of time after receipt of such cash remuneration. The shares that each Director so acquires must be held until at least one year after the Director leaves the Board of Directors and at least three years after the time of acquisition. This additional cash compensation constitutes the equivalent o the equity component of the members of the Board of Directors' remuneration, as recommended by section 7.6 of the 2020 Corporate Governance Code.

(2) On the annual Shareholders' Meeting of April 30, 2024, the shareholders approved that the annual compensation (excluding expenses) of the Non-Executive Directors, other than the Non-Executive Directors representing a shareholder, for the exercise of their mandate shall be increased as of May 1, 2024 and consist of a cash remuneration and an equity-based remuneration as set out in the above table.

(3) The Chair fees were not payable for financial year 2024 as the CEO is only remunerated for the performance of his executive functions as CEO and is not entitled to any additional remuneration for his mandates of Chair of the Board of Directors and Committee member.

(4) Given his function and responsibilities, the Lead Non-Executive Director receives an increased compensation as of May 1, 2024. Before the Lead Non-Executive Director received the same remuneration as the other Non-Executive Directors.

In accordance with our Remuneration Policy and the decisions of the Annual Shareholders' Meeting of April 28, 2020 and the Annual Shareholders’ Meeting of April 30, 2024, the effective remuneration of the members of the Board of Directors, other than the Board members representing a shareholder, for the exercise of their mandate during the financial year ending December 31, 2024 is as follows:

(a) fixed cash remuneration: (i) Chair of the Board of Directors (i.e. Stoffels IMC BV, permanently represented by Dr. Paul Stoffels: N/A ; (ii) other Non-Executive members of the Board of Directors (i.e. Peter Guenter, Elisabeth Svanberg, Dan Baker (until October 6, 2024), Jérôme Contamine, Susanne Schaffert, and Simon Sturge: €50,000 each until April 30,2024 and €55,000 each as of May 1, 2024; (iii) annual additional compensation for membership of a Board committee: €15,000; (iv) annual additional compensation for the Chairmanship of a Board committee: €20,000. Given his function and responsibilities, the Lead Non-Executive Director receives an increased compensation as of May 1, 2024: €75,000. Before the Lead Non-Executive Director received the same remuneration as the other Non-Executive Directors;

(b) equity-based remuneration: (i) Chair of the Board of Directors (i.e. Stoffels IMC BV, permanently represented by Dr. Paul Stoffels: N/A; (ii) other Non-Executive members of the Board of Directors (i.e. Peter Guenter, Elisabeth Svanberg, Dan Baker (until October 6, 2024), Jérôme Contamine, Susanne Schaffert, and Simon Sturge: €50,000 each until April 30, 2024 and €55,000 each as of May 1, 2024; in each case (i) and (ii) subject to the requirement to use the net amount (after taxes) to acquire Galapagos shares. These latter payments make up the equivalent of an equity component of the Board members’ remuneration and the resulting shares are to be held until at least one year after the member of the Board of Directors leaves the Board of Directors and at least three years after the time of acquisition.

The same 2020 and 2024 Annual Shareholders’ Meeting resolved that the mandate of a Director representing a shareholder on the Board of Directors will not be remunerated, being per December 31, 2024: Linda Higgins, Andrew Dickinson and Oleg Nodelman.

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

The following table sets forth the fees received by our members of the Board of Directors for the performance of their mandate as a Board member during the year ended December 31, 2024.

	Board of Directors				Audit committee		Nomination Committee		Remuneration Committee		Science and Development Committee (2)
	Cash remuneration		Equity-based remuneration		Cash remuneration		Cash remuneration		Cash remuneration		Cash remuneration
	Chair	Member	Cash granted	Acquired	Chair	Member	Chair	Member	Chair	Member	Chair	Member
	Fees earned	Fees earned	to acquire	GLPG	Fees earned	Fees earned	Fees earned	Fees earned	Fees earned	Fees earned	Fees earned	Fees earned
Name	(Euro)	(Euro)	GLPG shares (1)	shares (1)	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels (2)	N/A		N/A					N/A
Mr. Peter Guenter		€53,338	€53,350	€925		€15,000
Dr. Elisabeth Svanberg (3) (12)		53,338	53,350	915			€20,000		€20,000			€15,000
Mr. Jérôme Contamine (4) (12)		66,690	66,750	1,158	€20,000			€15,000		€15,000
Dr. Dan Baker (5)		40,485	40,150	688						6,964	€15,326
Mr. Daniel O’Day (6) (11)		N/A	N/A	N/A
Dr. Linda Higgins (11)		N/A	N/A	N/A								N/A
Dr. Susanne Schaffert (7)		53,338	53,350	925							3,533	12,351
Mr. Simon Sturge (8) (12)		53,338	53,350	925		15,000				10,714
Mr. Andrew Dickinson (9) (11)		N/A	N/A	N/A
Mr. Oleg Nodelman (10)		N/A	N/A	N/A
Total	€-	€320,527	€320,300	€5,536	€20,000	€30,000	€20,000	€15,000	€20,000	€32,678	€18,859	€27,351

(1) The company grants a gross amount equal to the respective Board member’s annual cash remuneration, to use the net portion (after taxes) to acquire shares of Galapagos in the open market. Acquisitions of Galapagos' shares by the Board members via different brokers can result in a different number of acquired shares due to applicable transaction costs.

(2) Chair of the Board of Directors as of April 26, 2022, Nomination Committee member as of May 2, 2022 and Science and Development Committee member as of September 19, 2023. Stoffels IMC BV does not receive any remuneration for its mandate as Chair of the Board of Directors or Committee member.

(3) Chair of the Nomination Committee and the Renumeration Committee as of March 21, 2023, Science and Development Committee member as of September 19, 2023.
(4) Lead Non-Executive Director as of March 21, 2023. Given his function and responsibilities, the Lead Non-Executive Director receives an increased compensation as of May 1, 2024.
(5) Director and Science and Development Committee member until October 6, 2024, Remuneration Committee member until June 18, 2024.
(6) Director until March 26, 2024.
(7) Chair of the Science and Development Committee as of October 27, 2024, before she was already a member of this committee.
(8) Remuneration Committee member as of June 18, 2024.
(9) Director as of March 27, 2024.
(10) Director as of October 7, 2024. Mr. Nodelman, as Ecor1 representative, does not receive any remuneration for his mandate as member of the Board of Directors.
(11) Mr. O’Day, Mr. Dickinson and Dr. Higgins, all Gilead representatives, do not receive any remuneration for their mandate as members of the Board of Directors.

(12) In accordance with Section 7:97 §3 of the Belgian Companies Code, the procedure for related party transactions was applied in connection with the proposed separation of Galapagos into two entities and the transactions associated therewith, as announced by press release of January 8, 2025. The ad-hoc committee was composed of the following Directors: Elisabeth Svanberg, Jérome Contamine and Simon Sturge. These Directors received EUR 11,516.39 for their membership of this committee during financial year 2024, which has been included in their total remuneration.

In accordance with section 7:97 §3 of the Belgian Companies Code, the procedure for related party transactions was applied in connection with the proposed separation of Galapagos into two publicly listed entities and the transactions associated therewith, as announced by press release of January 8, 2025. The ad-hoc Committee was composed of the following Directors: Elisabeth Svanberg, Jérome Contamine and Simon Sturge. These Directors received EUR 11,516.39 for their membership of this Committee during financial year 2024. This amount is not included in the table above.

The table below provides an overview as of December 31, 2024 of the subscription rights held by a (former) member of the Board of Directors. Upon recommendation of our Nomination and Remuneration Committee, the Board of Directors decided in February 2020 to discontinue the grant of subscription rights to members of the Board of Directors going forward, taking into account the stricter rules of the Belgian Companies Code and provision 7.6 of the 2020 Code.

	Subscription right award
					Subscription	Number of ordinary	Number of	Number of
				Subscription right	right	shares underlying	subscription rights	subscription rights
		Grant	Vesting	exercise	expiration	subscription rights	exercisable	exercised
Name	Plan	date	period	price (Euro)	date	per Dec. 31, 2024	per Dec. 31, 2024	during 2024
Peter Guenter	WP 2019	12/7/2019	36 months	95.11	10/4/2027	7,500	7,500
			1/36 per
			month
Total						7,500	7,500	—

Dr. Elisabeth Svanberg, Dr. Dan Baker, Mr. Jérôme Contamine, Mr. Daniel O’ Day, Mr. Andrew Dickinson, Dr. Linda Higgins, Mr. Oleg Nodelman, Dr. Susanne Schaffert and Mr. Simon Sturge don’t possess any subscription rights.

No loans, quasi-loans or other guarantees were given to the members of the Board of Directors during the year ended December 31, 2024.

Compensation of members of the Executive Committee

The compensation of the members of our Executive Committee is determined by our Board of Directors based on the recommendations by our Remuneration Committee.

The remuneration of the members of our Executive Committee consists of different components:

●	Fixed cash remuneration: a basic fixed fee (cash base salary) designed to fit responsibilities, relevant experience and competences, in line with market rates for equivalent positions. The amount of fixed remuneration is evaluated and determined by the Board of Directors every year for the Chief Executive Officer, upon recommendation of the Remuneration Committee and for the other members of the Executive Committee upon recommendation of the Chief Executive Officer.
●	Variable remuneration (short-term): members of the Executive Committee may be entitled to a short-term cash component, being a cash bonus. The award of a bonus is merit-driven and based on the group’s performance management system that is based on annual individual performance (including exceptional deliverables) in combination with our overall performance, compared to the level of achievement of individual and corporate objectives that are established annually. The annual bonus is designed to incentivize and reward executives for the delivery of short-term corporate objectives and progress towards longer-term strategic objectives as well as the individual’s contribution to these over the time horizon of a year. As from the year that ended December 31, 2019 and under our Remuneration Policy, the maximum cash bonus of the Chief Executive Officer is set at 75% of his annual gross base salary. The actual bonus of the Chief Executive Officer is determined by our Board of Directors, upon recommendation of the Remuneration Committee, and is based on the achievement of corporate and individual objectives, ranging from 0% to a maximum of 125% of target for truly exceptional performance. The maximum cash bonus for the other members of the Executive Committee is set at 50% of their annual gross base salary. The actual bonuses of these other Executive Committee members are determined by our Board of Directors, upon recommendation of the Chief Executive Officer, and are based on the achievement of corporate and individual objectives, ranging from 0% to a maximum of 125% of target for truly exceptional performance. In addition, exceptional special bonuses, outside the scope of the regular bonus schemes, can be considered by the Board of Directors, upon recommendation of the Remuneration Committee, in the event of and for exceptional achievements.
●	Variable remuneration (long-term) – Incentive plans: as from the year that ended December 31, 2019 and until December 31, 2023, the Chief Executive Officer was eligible to receive the equivalent number of restricted stock units, or RSUs, to 75% of his cash base salary, and the other members of the Executive Committee were eligible to receive the equivalent number of RSUs to 50% of the total amount of their aggregate cash base salaries as an annual long term incentive. As from the year ended December 31, 2024 and under our Remuneration Policy, for transparency and simplicity, the number of RSU plans operated for the Executive Committee members has been reduced to one RSU Plan (RSU Plan 2024.I), as further explained in the 2024 Remuneration Policy. For a description of the main characteristics of our RSU plans for Executive Committee members, see “RSU Plans” below.

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

No loans, quasi-loans or other guarantees were given to members of our Executive Committee during the year ended December 31, 2024.

The following table sets forth information concerning the compensation earned by the Executive Committee members during the year ended December 31, 2024:

	(Euro)
	Fixed remuneration			Variable remuneration			Total
Executive	Base salary	Other components (1)	Pension	Cash bonus (2)	Multi-year variable		remuneration
Committee member					Vested RSUs (3)	Granted SRs (4)

Stoffels IMC BV permanently represented by Dr. Paul Stoffels	€772,500	€—	€—	€450,450	€1,428,334	€66,750	€2,718,034
Other Executive Committee members (5)	€1,287,500	€267,816	€186,000	€500,500	€943,836	€97,900	€3,283,552

(1) Other components are the value of the benefits and perquisites awarded, such as a company car, tax advisory services, and health and disability insurance.
(2) The one-year variable is the short-term cash bonus awarded to each Executive Committee member in respect of 2024 and paid in March 2025.
(3) During financial year 2024 RSUs vested under RSU plans 2020.I, 2020.II, 2021.I, 2021.II, 2022.I, 2022.II and 2023.II and pay-outs occurred accordingly to the Executive Committee members.

(4) The value of the subscription rights ("SRs") granted during the financial year 2024 is calculated by comparing the exercise price with the average share price of the share as quoted on Euronext Brussels and Amsterdam during the financial year 2024.

(5) The other Executive Committee members are Mr. Thad Huston, Ms. Valeria Cnossen and Ms. Annelies Missotten.

Pursuant to the applicable Belgian legislation for the one-tier governance system, we hereby disclose the remuneration of the CEO on an individual basis and of the other Executive Committee members on an aggregated basis.

The total remuneration table above sets forth the value of the number of RSUs vested and paid out in 2024 for each Executive Committee member. Each RSU represents the right to receive, at Galapagos’ discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date. However, for members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive.

During 2024, RSUs vested under seven different RSU Plans: Plan 2020.I, Plan 2020.II, Plan 2021.I, Plan 2021.II, Plan 2022.I, Plan 2022.II. and Plan 2023.II. The pay-outs to the Executive Committee members occurred accordingly and the aggregate amounts are set forth in the total remuneration table above.

No Performance Stock Units (PSUs) have been awarded during 2024.

Subscription rights

In addition, the members of the Executive Committee during the year ended December 31, 2024, were granted and accepted subscription rights.

In 2024, our Chief Executive Officer, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) was offered 75,000 subscription rights under Subscription Right Plan 2024 BE. He accepted all the granted subscription rights. The exercise price of these subscription rights is €26.90. The subscription rights under Subscription Right Plan 2024 BE vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. These subscription rights are exercisable as from January 1, 2028.

The following members of the Executive Committee were offered new subscription rights under Subscription Right Plan 2024 BE and each accepted all subscription rights granted as per the following: Annelies Missotten (30,000 subscription rights), Valeria Cnossen (30,000 subscription rights) and Thad Huston (50,000 subscription rights). The exercise price of these subscription rights is €26.90. For all the beneficiaries under Subscription Right Plan 2024 BE, the subscription rights vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. These subscription rights are exercisable as from January 1, 2028.

The table below provides an overview as of December 31, 2024 of the subscription rights held by, awarded to and exercised by the members of our Executive Committee during the year ended December 31, 2024.

	Subscription rights awarded
						Number of	Subscription rights exercised
				Subscription		ordinary shares	Number of	Number of	Number of
				rights	Subscription	underlying	subscription	subscription	subscription
				exercise	rights	subscription rights	rights exercisable	rights awarded	rights exercised
		Grant	Vesting	price	expiration	Per Dec 31,	per Dec 31,	during	per Dec 31,
Name	Plan	date	period	(Euro)	date	2024	2024	2024	2024
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels	SR Plan 2022 (B)	03/25/2022	100% 3rd year	50.00	01/25/2030	1,000,000
	SR Plan 2023 BE	8/5/2023	after year of grant	35.11	5/5/2031	50,000
	SR Plan 2024 BE	05/17/2024		26.90	05/16/2032	75,000		75,000

Total						1,125,000	—	75,000	—

Annelies Missotten	WP 2018	06/18/2018	100% 3rd year	79.88	04/18/2026	26,000	26,000
	WP 2019	12/7/2019	after year of	95.11	10/4/2027	20,000	20,000
	SR Plan 2020	06/16/2020	grant	168.42	04/17/2028	15,000	15,000
	SR Plan 2021 BE	2/7/2021		64.76	04/30/2029	22,500
	SR Plan 2022 BE	7/7/2022		57.46	5/6/2030	18,000
	SR Plan 2023 BE	7/7/2023		35.11	5/5/2031	25,000
	SR Plan 2024 BE	3/7/2024		26.90	05/16/2032	30,000		30,000

Total						156,500	61,000	30,000	—

Valeria Cnossen	SR Plan 2022 BE	9/11/2022	100% 3rd year	51.58	6/5/2030	30,000
	SR Plan 2023 BE	08/28/2023	after year of	35.11	5/5/2031	25,000
	SR Plan 2024 BE	08/18/2024	grant	26.90	05/16/2032	30,000		30,000

Total						85,000	—	30,000	—

Thad Huston	SR Plan 2023 BE	08/28/2023	100% 3rd year	38.58	5/5/2031	200,000
	SR Plan 2024 BE	3/7/2024	after year of	26.90	05/16/2032	50,000		50,000
			grant
Total						250,000	—	50,000	—

RSU plans

Upon recommendation of the Nomination and Remuneration committee, the Board of Directors has updated the Remuneration Policy in 2020 to also include the grant of RSUs as a long-term incentive for the members of the Executive Committee, starting from the year ended on December 31, 2019. The revised 2024 Remuneration Policy still includes the grant of RSUs.

We currently have the following restricted stock unit (‘RSU’) programs:

●	Plan 2020.I, Plan 2021.I, Plan 2022.I, Plan 2023.I and Plan 2024.I: these plans are intended to provide a long-term incentive to certain of our employees and Executive Committee members and, as of 2020, replaces the deferred portion of the bonus under the old Senior Management Bonus Scheme;
●	Plan 2020.II, Plan 2021.II, Plan 2021 IV, Plan 2022.II, Plan 2023.II and Plan 2024.II: these plans are designed with the aim to retain a specific group of our key employees and Executive Committee members whose retention is considered so important for the future performance of Galapagos that an additional incentive is desirable. The four-year vesting period is designed to be aligned with long-term shareholder interests; and
●	Plan 2021.III and Plan 2022.III: these plans are intended to compensate employees who transferred from Gilead to Galapagos in the framework of the transfer of European commercialization rights for the long-term incentive plans within Gilead under which unvested RSU awards lapsed upon transfer out of the Gilead group. These employees received an RSU grant from Galapagos.

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

For transparency and simplicity, the number of RSU plans operated for the Executive Committee members has been reduced to one RSU Plan (RSU Plan 2024.I), as further explained in the 2024 Remuneration Policy. In 2024, the Executive Committee members were offered new RSUs under the 2024 RSU Annual Long-Term Incentive Plan. The members of the Executive Committee accepted all RSUs offered to them. The RSU grant has a four-year vesting period, with 25% vesting each year and a first vesting date on May 1, 2025. Except for the RSUs granted to and accepted by Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), the RSUs are not transferable. The table below sets forth the number of RSUs offered to each Executive Committee member in 2024: Stoffels IMC BV (permanently represented by Dr. Paul Stoffels): 178,476 RSUs, Ms. Annelies Missotten: 14,264 RSUs, Ms. Valeria Cnossen: 26,740 RSUs and Mr. Thad Huston: 80,036 RSUs.

No RSUs expired during the year ended December 31, 2024. The table below sets out the main characteristics of RSU plans issued to the Executive Committee members during 2020, 2021, 2022, 2023 and 2024, the RSUs awarded to and accepted by each Executive Committee member under the respective RSU Plan and vested for and paid out to each Executive Committee member during 2024:

Name	Plan	Grant date	Vesting period	Vesting date	Number of RSUs granted	Number of RSUs vested during 2024
Stoffels IMC BV, permanently represented by Dr. Stoffels	Plan 2022.II	5/5/2022	25%/year,	1/5/2023	74,408	18,602
			Four-year vesting period	1/5/2024
				1/5/2025
				1/5/2026
	Plan 2023.I	5/8/2023	100% three years after offer date	5/8/2026	9,695
	Plan 2023.II	5/9/2023	25%/year	1/5/2024	129,276	32,319
			Four-year vesting period	1/5/2025
				1/5/2026
				1/5/2027
	Plan 2024.I	5/16/2024	25%/year	5/1/2025	178,476
			Four-year vesting period	5/1/2026
				5/1/2027
				5/1/2028
Total					391,855	50,921

Annelies Missotten	Plan 2020.I	5/6/2020	25%/year	1/5/2021	332
			Four-year vesting period	1/5/2022
				1/5/2023		83
				1/5/2024
	Plan 2020.II	5/6/2020	25%/year	1/5/2021	956
			Four-year vesting period	1/5/2022
				1/5/2023		239
				1/5/2024
	Plan 2021.I	5/5/2021	25%/year	1/5/2022	1,488
			Four-year vesting period	1/5/2023		372
				1/5/2024
				1/5/2025
	Plan 2021.II	5/6/2021	25%/year	1/5/2022	2,708
			Four-year vesting period	1/5/2023		677
				1/5/2024
				1/5/2025
	Plan 2022.I	5/3/2022	25%/year	1/5/2023	1,776	444
			Four-year vesting period	1/5/2024
				1/5/2025
				1/5/2026
	Plan 2022.II	5/5/2022	25%/year	1/5/2023	2,980	745
			Four-year vesting period	1/5/2024
				1/5/2025
				1/5/2026
	Plan 2023.I	5/8/2023	100% three years after offer date	5/8/2026	3,246
	Plan 2023.II	5/9/2023	25%/year	1/5/2024	43,092	10,773
			Four-year vesting period	1/5/2025
				1/5/2026
				1/5/2027
	Plan 2024.I	5/16/2024	25%/year	5/1/2025	14,264
			Four-year vesting period	5/1/2026
				5/1/2027
				5/1/2028
Total					70,842	13,333

Valeria Cnossen	Plan 2022.II	5/8/2022	25%/year	1/5/2023	9,512	2,378
			Four-year vesting period	1/5/2024
				1/5/2025
				1/5/2026
	Plan 2023.I	5/8/2023	100% three years after offer date	5/8/2026	4,309
	Plan 2023.II	5/9/2023	25%/year	1/5/2024	43,092	10,773
			Four-year vesting period	1/5/2025
				1/5/2026
				1/5/2027
	Plan 2024.I	5/16/2024	25%/year	5/1/2025	26,740
			Four-year vesting period	5/1/2026
				5/1/2027
				5/1/2028
Total					83,653	13,151

Thad Huston	Plan 2023.II	6/15/2023	25%/year	1/5/2024	50,544	12,636
			Four-year vesting period	1/5/2025
				1/5/2026
				1/5/2027
	Plan 2024.I	5/16/2024	25%/year	5/1/2025	80,036
			Four-year vesting period	5/1/2026
				5/1/2027
				5/1/2028
Total					130,580	12,636

Limitations on liability and indemnification matters

Under Belgian law, the members of the Board of Directors and members of the Executive Committee of a company may be liable for damages to the company in case of improper performance of their duties. Our members of the Board of Directors and members of the Executive Committee may be liable to our company and to third parties for infringement of our Articles of Association or Belgian company law. Under certain circumstances, members of the Board of Directors and members of the Executive Committee may be criminally liable.

We maintain liability insurance for our members of the Board of Directors and members of the Executive Committee, including insurance against liability under the Securities Act.

The Belgian Companies Code includes a cap on liability for Directors (i.e. members of the Board of Directors and persons in charge of daily management, such as our Chief Executive Officer) for any damages they cause due to mismanagement, including breaches of the Articles of Association and the Belgian Companies Code. This liability cap applies towards the company and third parties. For Galapagos NV, the cap amounts to €12,000,000 (subject to indexation). The cap applies irrespective of the number of claimants or defendants for the same (set of) facts. However, the cap does not apply to repetitive minor misconduct, serious error or cases of fraud. Furthermore, the cap does not apply to directors’ liability under the special liability regimes relating to payment of withholding tax, VAT and social security contributions.

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

Subscription right plans

Various subscription right plans were approved for the benefit of our employees, and for members of the Board of Directors, members of the Executive Committee and independent consultants of Galapagos NV (“subscription rights” is the new term for instruments formerly referred to as “warrants” under the Belgian Companies Code). For subscription right plans issued prior to 2011, the subscription rights offered to the employees and independent consultants vest according to the following schedule: 10% of the warrants vest on the date of the grant; an additional 10% vest at the first anniversary of the grant; an additional 20% vest at the second anniversary of the grant; an additional 20% vest at the third anniversary of the grant; and an additional 40% vest at the end of the third calendar year following the grant.

The subscription rights granted under subscription right plans created from 2011 onwards vest and become exercisable at the end of the third calendar year following the year of the grant, with no intermediate vesting, with the exception of the subscription rights granted (i) under Warrant Plan 2015 (B), Warrant Plan 2015 RMV, and Warrant Plan 2016 (B), which vest on the third anniversary of the notary deed enacting the acceptance and issuance of the subscription rights and (ii) under Subscription Right Plan 2021 RMV, Subscription Right Plan 2021 ROW, Subscription Right Plan 2022 (A), Subscription Right Plan 2022 RMV, Subscription Right Plan 2022 ROW, Subscription Right Plan 2023 RMV, Subscription Right Plan 2023 ROW, Subscription Right Plan 2024 RMV and Subscription Right Plan 2024 ROW vest and become exercisable in instalments, with 25% of each grant vesting on the first day of the second calendar year following the calendar year in which the grant was made, 25% vesting on the first day of the third calendar year following the calendar year in which the grant was made and 50% vesting on the first day of the fourth calendar year following the calendar year in which the grant was made. In 2024, Subscription Right Plans 2016, and 2016 RMV expired.

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

Generally, unless our Board of Directors at the time of the grant of the subscription right determines a higher exercise price, the exercise price of a subscription right will at least be equal to:

●	the last closing price of our ordinary shares on Euronext Brussels and Amsterdam prior to the date on which the subscription right is offered; or
●	the average closing price of our ordinary shares on Euronext Brussels and Amsterdam over the thirty-day period preceding the date on which the subscription right is offered.

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

From 2002 until December 31, 2024, an aggregate of 23,035,809 subscription rights were granted. Of these 23,035,809 subscription rights:

●	4,491,841 subscription rights lapsed because they were not timely exercised by their beneficiaries, due to their beneficiaries no longer being employed by the Company or because another condition for vesting was not met; and
●	6,632,859 subscription rights were exercised.

As a result, as of December 31, 2024, there were 11,911,109 subscription rights outstanding, representing approximately 18.08% of the total number of all our issued and outstanding voting financial instruments.

The table below sets forth the details of all subscription rights granted under the subscription right plans for employees, members of the Board of Directors, members of the Executive Committee and independent consultants in force as per December 31, 2024, including the plan under which the subscription rights were granted, the offer date, exercise price, expiry date, number of subscription rights exercised, number of subscription rights voided and number of subscription rights outstanding. Aside from the subscription rights set forth in the below table, there are currently no other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase outstanding securities.

						Number of
			Number of	Number of	Number of	subscription rights
Subscription		Exercise	subscription rights	subscription rights	subscription rights	still	Exercisable
right plan	Offer date	price (€)	granted	exercised	voided	outstanding	from	Expiry date
2002-2015			7,880,217	6,264,109	1,616,108	—	N/A	N/A
Total			7,880,217	6,264,109	1,616,108	—
2016	1/6/2016	46.10	514,250	177,750	336,500	—	1/1/2020	05/31/2024
Total			514,250	177,750	336,500	—
2016 RMV	1/6/2016	46.10	120,000	51,000	69,000	—	1/1/2020	05/31/2024
Total			120,000	51,000	69,000	—
2016 (B)	01/20/2017	62.50	150,000	140,000	—	10,000	6/4/2020	01/19/2025
Total			150,000	140,000	—	10,000
2017	05/17/2017	80.57	595,500	—	10,500	585,000	1/1/2021	05/16/2025
Total			595,500	—	10,500	585,000
2017 RMV	05/17/2017	80.57	127,500	—	22,500	105,000	1/1/2021	05/16/2025
Total			127,500	—	22,500	105,000
2018	04/19/2018	79.88	1,097,745	—	167,750	929,995	1/1/2022	04/18/2026
Total			1,097,745	—	167,750	929,995
2018 RMV	04/19/2018	79.88	137,500	—	20,000	117,500	1/1/2022	04/18/2026
Total			137,500	—	20,000	117,500
2019	10/4/2019	95.11	1,504,940	—	359,950	1,144,990	1/1/2023	10/4/2027
Total			1,504,940	—	359,950	1,144,990
2019 RMV	10/4/2019	95.11	194,750	—	41,250	153,500	1/1/2023	10/4/2027
Total			194,750	—	41,250	153,500
2020	04/17/2020	168.42	1,925,185	—	609,493	1,315,692	1/1/2024	04/17/2028
Total			1,925,185	—	609,493	1,315,692
2020 RMV	04/17/2020	168.42	248,150	—	68,975	179,175	1/1/2024	04/17/2028
Total			248,150	—	68,975	179,175
2021 BE	04/30/2021	64.76	1,117,603	—	102,570	1,015,033	1/1/2025	04/30/2029
Total			1,117,603	—	102,570	1,015,033
2021 RMV	04/30/2021	64.76	291,725	—	72,800	218,925	01/01/2023 01/01/2024 01/01/2025	04/30/2029
Total			291,725	—	72,800	218,925
2021 ROW	04/30/2021	64.76	1,084,105	—	492,655	591,450	01/01/2023 01/01/2024 01/01/2025	04/30/2029
Total			1,084,105	—	492,655	591,450
2022 (A)	01/13/2022	46.18	30,000	—	—	30,000	1/1/2023	01/13/2030
Total			30,000	—	—	30,000
2022 (B)	01/26/2022	50.00	1,000,000	—	—	1,000,000	01/01/2024 01/01/2025 01/01/2026	01/25/2030
Total			1,000,000	—	—	1,000,000
2022 BE	6/5/2022	57.46	839,400	—	35,168	804,232	1/1/2026	6/5/2030
	5/8/2022	51.58	78,000	—	—	78,000	1/1/2026	6/5/2030
Total			917,400	—	35,168	882,232
2022 RMV	6/5/2022	57.46	244,389	—	45,320	199,069	01/01/2024 01/01/2025 01/01/2026	6/5/2030
Total			244,389	—	45,320	199,069
2022 ROW	6/5/2022	57.46	875,450	—	244,350	631,100	01/01/2024 01/01/2025 01/01/2026	6/5/2030
	5/8/2022	51.58	60,000	—	—	60,000
Total			935,450	—	244,350	691,100

2023 BE	5/5/2023	35.11	611,000	—	17,750	593,250	1/1/2027	5/5/2031
	06/15/2023	38.58	200,000	—	—	200,000	1/1/2027	5/5/2031
Total			811,000	—	17,750	793,250
2023 RMV	5/5/2023	35.11	110,000	—	10,000	100,000	01/01/2025 01/01/2026 01/01/2027	5/5/2031
Total			110,000	—	10,000	100,000
2023 ROW	5/5/2023	35.11	597,400	—	100,500	496,900	01/01/2025 01/01/2026 01/01/2027	5/5/2031
	11/17/2023	32.99	20,000	—	—	20,000
Total			617,400	—	100,500	516,900
2024 BE	5/16/2024	26.90	679,000	—	11,202	667,798	1/1/2028	05/16/2032
	10/1/2024	25.88	3,500	—	—	3,500	1/1/2028	05/16/2032
Total			682,500	—	11,202	671,298
2024 RMV	5/16/2024	26.90	21,500	—	—	21,500	01/01/2026 01/01/2027 01/01/2028	05/16/2032
Total			21,500	—	—	21,500
2024 ROW	5/16/2024	29.90	639,500	—	37,500	602,000	01/01/2026 01/01/2027 01/01/2028	05/16/2032
	10/1/2024	25.88	37,500	—	—	37,500
Total			677,000	—	37,500	639,500

Grand Total			23,035,809	6,632,859	4,491,841	11,911,109

In addition to the subscription right plans for our employees, Board members, Executive Committee members, and independent consultants described above, on October 22, 2019, our Extraordinary Shareholders’ Meeting approved the issuance of two subscription rights for the benefit of Gilead Therapeutics A1 Unlimited Company, called the initial

Warrant A and the initial Warrant B. These subscription rights entitle the holder thereof to subscribe, during the entire term of the respective subscription right, upon each exercise of a subscription right, for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 25.1% and 29.9%, respectively, of the actually issued and outstanding shares after the exercise of the relevant subscription right (rounded down to the nearest whole share). The initial Warrant A has a term of one year and an exercise price of €140.59 per share and expired during 2020. The initial Warrant B has a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) €140.59. The initial Warrant B expired on August 23, 2024. It was agreed between us and Gilead that between 57 and 59 months from August 23, 2019, subject to and upon approval by our Shareholders’ Meeting, we would issue a warrant wit substantially similar terms, including exercise price, to the initial Warrant B. On April 30, 2024, the Extraordinary Shareholders’ Meeting approved the issuance of this warrant to Gilead. The subsequent Warrant B will expire five years after the date that the warrant is issued.

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

In order to efficiently fulfil its tasks and in view of the size and activities of the Company, our Board of Directors has set up and appointed an Audit Committee, a Nomination Committee, a Remuneration Committee and a Science and Development Committee (established on September 19, 2023) . The composition, role and functioning of all Board Committees complies with all applicable requirements of the Belgian Companies Code, the 2020 Code, the Exchange Act, the exchanges on which our ordinary shares and ADSs are listed and SEC rules and regulations, however taking into account the differences as set out below and our status as a foreign private issuer.

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

Lead Non-Executive Director

Pursuant to the Company’s Corporate Governance Charter and as a counter balancing governance structure for the combined CEO & Chair role within the Board, the Board of Directors appointed a Lead Non-Executive Director. The Lead Non-Executive Director is also automatically the Vice-Chair of the Board of Directors. The Lead Non-Executive Director is entrusted with the responsibilities and powers as set out in our Corporate Governance Charter, including, but not limited to, serving as principal liaison between the Non-Executive Directors and the Chair of the Board. Dr. Rajesh Paresh was appointed as the Lead Non-Executive Director of Galapagos, effective as of May 2, 2022. Effective as of March 21, 2023, Jérôme Contamine was appointed as the new Lead Non-Executive Director of Galapagos, replacing Dr. Rajesh Parekh.

Director independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have Independent Directors on our Board of Directors, except that our Audit Committee is required to consist fully of Independent directors, subject to certain phase-in schedules. However, our Board of Directors has determined that, under current listing requirements and rules of Nasdaq and taking into account any applicable committee independence standards, Jérôme Contamine, Peter Guenter, Elisabeth Svanberg, Dan Baker (until October 6, 2024), Susanne Schaffert, and Simon Sturge are “Independent Directors.” In making such determination, our Board of Directors considered the relationships that each Non-Executive Board member has with us and all other facts and circumstances our Board of Directors deemed relevant in determining the relevant Board member's independence, including the number of ordinary shares beneficially owned by the relevant Board member and his or her affiliated entities (if any).

The independence criteria under the applicable Nasdaq Stock Market Listing Rules and US Securities Exchange Act requirements differ from the independence criteria set forth in article 7:87 of the Belgian Companies Code and provision 3.5 of the 2020 Code. Under article 7:87 of the Belgian Companies Code and provision 2020, Jérôme Contamine, Peter Guenter, Elisabeth Svanberg, Dan Baker (until October 6, 2024), Susanne Schaffert, and Simon Sturge are “Independent members of our Board of Directors”. Pursuant to Belgian law, our Board of Directors is composed of a majority of Independent Non-Executive Directors.

Role of the Board of Directors in risk oversight

Our Board of Directors is responsible for the oversight of our risk management activities, and has delegated to the Audit Committee the responsibility to assist our Board in this task. While our Board of Directors oversees our risk management, our Executive Committee is responsible for day-to-day risk management processes. Our Board of Directors expects our Executive Committee members to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the Board. We believe this division of responsibilities is the most effective approach for addressing the risks we face.

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

For the reporting year beginning on January 1, 2024, our Board of Directors strove to comply with the rules and recommendations of the 2020 Code as much as possible. At the same time, our Board believes that certain deviations from its provisions were justified in view of our particular situation. Provision 3.12 of the 2020 Code recommends that, in case of a one-tier governance structure, (a) there should be a clear division of the responsibilities between the person presiding over the Board of Directors (the Chair) and the person assuming executive responsibility for running the company’s business (the CEO), and (b) the Chair of the Board of Directors and CEO should not be the same individual. In deviation from this provision, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) who is our CEO since April 1, 2022, was also appointed as Chair of the Board of Directors as from April 26, 2022. In light of the prevailing circumstances, the Board of Directors considered that the one-tier governance structure and the combined role as CEO/Chair allows the Company to fully leverage the leadership of Dr. Paul Stoffels, and to efficiently set and implement the Company's direction and strategy (including in the field of business development). Furthermore, the Board of Directors is of the opinion that such combined role had a positive impact on the functioning and efficiency of the Board, as well as on the provision of information to the Board of Directors, allowing the Board of Directors to monitor the Company’s (and group’s) performance more effectively. In order to ensure sufficient balance, the Board adopted a counter balancing governance structure that includes the election of a Lead Non-Executive Director acting as the principal liaison between the Chair and the Non-Executive members of the Board of Directors. Dr. Rajesh Parekh was appointed as the Lead Non-Executive Director of Galapagos, effective as of May 2, 2022. Effective as of March 21, 2023, Jérôme Contamine was appointed as the new Lead Non-Executive Director of Galapagos, replacing Dr. Rajesh Parekh. The Lead Non-Executive Director is entrusted with the responsibilities and powers as set out in our Corporate Governance Charter.

Our Board of Directors regularly reviews its Corporate Governance Charter and makes such changes as it deems necessary and appropriate. Additionally, our Board of Directors adopted written terms of reference for the Executive Committee, the Audit Committee, the Nomination Committee, the Remuneration Committee and the Science and Development Committee, which are part of our Corporate Governance Charter. On October 28, 2024, the Board of Directors approved an amendment to the Company’s Corporate Governance Charter regarding the composition of the Science & Development Committee, stipulating that when the Committee consists of an even number of members, it is sufficient that half are independent, provided that the Chair is independent. Galapagos’ Corporate Governance Charter is available on our website: www.glpg.com (information contained on, or that can be accessed through, our website does not constitute a part of this annual report). The Corporate Governance Charter applies in addition to the applicable laws and regulations, Galapagos’ Articles of Association and the corporate governance provisions included in the Belgian Companies Code and the 2020 Code. The Corporate Governance Charter describes the main aspects of corporate governance at Galapagos, including its governance structure, the terms and functioning of the Board of Directors (including its Board Committees), the Executive Committee and the rules of conduct.

Board Committees

The Board of Directors has established an Audit Committee, a Nomination Committee, a Remuneration Committee and a Science and Development Committee, which operate pursuant to the written terms of reference for each of the Board Committees that are part of Galapagos’ Corporate Governance Charter adopted by our Board of Directors. The composition and functioning of all Board Committees complies with all applicable requirements of the Belgian Companies Code and the 2020 Code, the Exchange Act, the exchanges on which our ordinary shares and ADSs are listed and the SEC rules and regulations, however taking into account the differences set out below and our status as a foreign private issuer.

The Listing Rules of the Nasdaq Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. We intend to rely on certain exceptions for foreign private issuers. The application of such exceptions requires that we disclose each of the Nasdaq Stock Market Listing Rules that we do not follow and describe the Belgian corporate governance practices we do follow in lieu of the relevant Nasdaq Stock Market corporate governance standard.

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
●	Charters. Nasdaq Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the Board of Directors must have a formal written charter. Pursuant to the 2020 Code, our Board of Directors has drawn up a Corporate Governance Charter including, amongst others, the internal rules with respect to the composition, role and functioning of our Board Committees.

Audit Committee

Our Audit Committee consists of three members (situation as of December 31, 2024): Jérôme Contamine (Chair), Peter Guenter, and Simon Sturge.

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

Our Audit Committee’s duties and responsibilities to carry out its purposes include, among others, without any limitation:

●	monitoring the integrity of the Company’s financial statements, and the Company’s accounting and financial reporting process and financial statement audits;
●	monitoring the effectiveness of the Company’s internal control and risk management systems, incl. the cybersecurity risk management program and related controls;
●	monitoring the internal audit function and its effectiveness;
●	monitoring the performance of the external auditor and the audit of the statutory and consolidated accounts, including any follow-up on questions and recommendations made by the external auditor;
●	reviewing and monitoring the independence of the external auditor; and
●	informing the Board on the Company’s ESG activities.

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

Since 2019, the Audit Committee also reviews Environmental, Social and Governance (ESG) initiatives, as included in the annual Sustainability report, ensuring that we implement our planned initiatives and communicate them effectively and accurately to our employees and shareholders. The Sustainability report 2024 provides the non-financial information required by article 3:6/1 – 3:6/8 and article 3:32/1 – 3:32/6 of the Belgian Companies Code; a copy of our Sustainability report 2024 is available on our company website at http://www.glpg.com/financial-reports (this website does not form part of this annual report on Form 20-F).

Nomination Committee

Our Nomination Committee consists of three members (situation as of December 31, 2024): Elisabeth Svanberg (Chair), Jérôme Contamine, and Stoffels IMC BV (permanently represented by Dr. Paul Stoffels).

Our Board of Directors has determined that a majority of all members of our Nomination Committee are Independent Non-Executive Board members.

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

Remuneration Committee

Our Remuneration Committee consists of three members (situation as of December 31, 2024): Elisabeth Svanberg (Chair), Jérôme Contamine, Dan Baker (member until June 18, 2024) and Simon Sturge (member as of June 18, 2024).

Our Board of Directors has determined that all members of our Remuneration Committee are Independent Non-Executive Board members.

Concerning our company’s Remuneration Policy, the Remuneration Committee’s duties and responsibilities to carry out its purposes include, among others, without any limitation:

●	making recommendations to the Board of Directors on the remuneration of our Board members, CEO and Executive Committee members, including, but not limited to, variable remuneration and long-term incentives, whether or not stock-related, in the form of subscription rights or other financial instruments;
●	establishing the Remuneration Policy and strategy for our Board members, Executive Committee members and senior management; and

●	preparing and submitting a remuneration report to the Board of Directors for inclusion in the annual report.

Science and Development Committee

Our Science and Development Committee, established on September 19, 2023, consists of four members (situation as of December 31, 2024): Dan Baker (Chair and member until October 6, 2024), Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), Elisabeth Svanberg, Linda Higgins, and Susanne Schaffert (Chair as from October 28, 2024).

The Science and Development Committee provides input and advice to the Board of Directors on matters relating to the Company’s Research and Development (“R&D”) strategy, and serves as a resource, as needed, regarding scientific, medical and product safety matters.

Half of the members of the Science and Development Committee are Non-Executive Independent Directors. The Chair of the Science and Development Committee is a Non-Executive Independent Director. Collectively, the Science and Development Committee members have sufficient relevant experience to fulfill their roles effectively.

Ad Hoc Committee

Our Ad Hoc Committee, established on March 26, 2024, consists of three members (situation as of December 31, 2024): Elisabeth Svanberg, Jérôme Contamine, and Simon Sturge.

The Ad Hoc Committee supports and provides advice to the Board of Directors in the review of value enhancing strategies. This Ad Hoc Committee also served as the Committee of independent Directors in accordance with art. 7:97 of the Belgian Companies Code advising the Board of Directors on the decision to separate the Company into two publicly listed entities, announced on January 8, 2025. The Committee met as frequently as necessary to ensure effective operation of its responsibilities.

D.     Employees

As of December 31, 2024, we had 704 employees. Our employees in Belgium, France and the Netherlands have established employee representation through works councils. We have never experienced any employment-related work stoppages, and we consider our relations with our employees to be generally good. We have also engaged and may continue to engage independent contractors to assist us with our clinical activities. At each date shown, we had the following number of employees, broken out by department and geography:

	December 31,
	2024	2023	2022
Function:
Executive officers	4	5	4
Research	165	143	267
Development	289	305	342
Commercial and medical affairs	29	373	420
Corporate and support	217	297	305
Total	704	1,123	1,338
Geography:
Leiden, the Netherlands	245	203	147
Mechelen, Belgium	326	457	547
Romainville, France	14	95	254
Boston & Pittsburgh, United States	76	36	20
Basel, Switzerland	34	52	53
Cambridge, United Kingdom	9	58	71
Milan, Italy	—	59	64
Madrid, Spain	—	48	63
Munich, Germany	—	83	88
Vienna, Austria	—	12	12
Copenhagen, Denmark	—	8	6
Stockholm, Sweden	—	8	10
Helsinki, Finland	—	1	1
Oslo, Norway	—	1	1
Dublin, Ireland	—	2	1
Total	704	1,123	1,338

E.     Share Ownership

For information regarding the share ownership of our members of the Board of Directors and members of the Executive Committee, see “Item 6.B.— Compensation” and “Item 7.A.—Major shareholders.”

F. .     Disclosure of a registrant’s action to recover erroneously awarded compensation

Not Applicable

Item 7    Major shareholders and related party transactions

A.     Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2025 for:

●	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each member of our Board of Directors;
●	each member of our Executive Committee; and
●	all members of our Board of Directors and Executive Committee as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 15, 2025. The percentage ownership information shown in the table is based upon 65,897,071 ordinary shares outstanding as of March 15, 2025.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares or ADSs, and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to subscription rights held by that person that are immediately exercisable or exercisable within 60 days of March 15, 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders.

Except as otherwise indicated in the table below, addresses of the members of the Board of Directors, members of our Executive Committee and named beneficial owners are in care of Galapagos NV, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

	Shares beneficially owned
Name of beneficial owner	Number		Percentage
5% shareholders:
Gilead Sciences, Inc.	16,707,477	(1)(2)	25.35%
Van Herk Investments B.V.	4,635,672	(1)(3)	7.03%
EcoR1 Capital, LLC	7,094,049	(1)(4)	10.77%
Tang Capital Management, LLC	4,910,525	(1)(5)	7.45%

Members of the Board of Directors and Executive Committee:
Stoffels IMC BV	—		—
Peter Guenter	10,417	(6)	*
Jérôme Contamine	2,169	(7)	*
Oleg Nodelman	—	(8)	—
Andrew Dickinson	—		—
Linda Higgins	—		—
Elisabeth Svanberg	2,798	(9)	*
Susanne Schaffert	1,285	(10)	—
Simon Sturge	1,105	(11)	—
Executive Committee members excluding Stoffels IMC BV	86,100	(12)	* %
All members of our Board of Directors and Executive Committee as a group (12 persons)	103,874	(13)	* %
(1)	At the time of the most recent transparency notification or filing of a statement of beneficial ownership with the SEC.
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
(3)	Consists of 4,635,672 shares held by Van Herk Investments B.V., as reported in a Schedule 13D filed on November 2, 2021 by (i) Van Herk Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHI”), with respect to Common Stock (as defined below) beneficially owned by it, (ii) Van Herk Investments THI B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHIT”), with respect to Common Stock beneficially owned by VHI, (iii) Van Herk Private Equity Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHPI”), with respect to Common Stock beneficially owned by VHI and VHIT, (iv) Stichting Administratiekantoor Penulata, a foundation organized under the laws of the Netherlands (“Penulata”), with respect to Common Stock beneficially owned by VHI, VHIT and VHPI, (v) Van Herk Management Services B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHMS”), with respect to Common Stock beneficially owned by VHI, VHIT and VHPI, (vi) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V., a private company with limited liability incorporated under the laws of the Netherlands (“OGBBA”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI and VHMS, (vii) A. van Herk Holding B.V., a private company with limited liability incorporated under the laws of the Netherlands (“Holdings”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS and OGBBA, (viii) Stichting Administratiekantoor Abchrys, a foundation organized under the laws of the Netherlands (“Abchrys”), with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA and Holdings, and (ix) Adrianus van Herk (“Mr. van Herk”) with respect to Common Stock beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA, Holdings, Penulata and Abchrys. Mr. van Herk is (i) an investor, (ii) the holder of all of the depositary receipts issued by Penulata and Abchrys, (iii) the sole board member of Penulata and Abchrys, and (iv) the sole managing director of VHMS, OGBBA and Holdings. Penulata holds substantially all of the issued and outstanding shares of VHPI. VHPI is the sole shareholder of VHIT. VHIT is the sole shareholder of VHI. VHI is principally engaged in making investments. Abchrys holds substantially all of the issued and outstanding shares of Holdings. Holdings is the sole shareholder of OGBBA. OGBBA is the sole shareholder of VHMS and is principally engaged in making investments. VHMS is the sole managing director of VHI, VHIT and VHPI. Each of Mr. van Herk, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys disclaims beneficial ownership of the securities covered by such Schedule 13D statement. The address of each of VHI, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings, Abchrys and Mr. van Herk, is Lichtenauerlaan 30, 3062 ME Rotterdam, the Netherlands.
(4)	Consists of ordinary shares and American Depository Receipts. EcoR1 Capital LLC, controlled by Mr. Nodelman, controls investment fund EcoR1 Capital Fund Qualified LP, which all together hold 7,094,049 of Galapagos’ voting rights, as reported in a transparency notification dated September 26, 2024. The address of EcoR1 Capital LLC is 357 Tehama Street #3, San Francisco, CA 94103, United States of America.
(5)	Consists of ordinary shares, American Depository Receipts and ADRs giving the right to purchase Galapagos’ shares pursuant to call option contracts. Tang Capital Management, LLC, with Kevin Tang as its manager, holds, together with the further named entities, 4,910,525 shares, as reported in a Schedule 13D filed on February 14, 2025. The address of Tang Capital Management LLC is 4747 Executive Drive, Suite 210, San Diego, CA 92121, United States of America. Mr. Tang is the manager of Tang Capital Management, LLC (“TCM”) and the CEO of Tang Capital Partners III, Inc. (“TCP III”) and Tang Capital Partners IV, Inc. (“TCP IV”); TCM is the general partner of Tang Capital Partners, LP (“TCP”) and Tang Capital Partners International, LP (“TCPI”); Mr. Tang shares voting and dispositive power over such shares with TCP, TCPI, TCP III and TCM; TCM shares voting and dispositive power over such shares with TCP, TCPI, TCP III and Mr. Tang; TCP shares voting and dispositive power over such shares with TCM and Mr. Tang; TCPI shares voting and dispositive power over such shares with TCM and Mr. Tang; TCP III shares voting and dispositive power over such shares with TCM and Mr. Tang, and additionally, TCM, TCP, TCPI and TCP III can exercise the voting rights at their discretion in the absence of specific instructions.
(6)	Consists of (i) 2,917 shares and (ii) 7,500 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2025.
(7)	Consists of (i) 2,169 shares.
(8)	Reference is made to footnote 4 in relation to EcoR1 Capital LLC, controlled by Mr. Nodelman.
(9)	Consists of 2,798 shares.
(10)	Consists of 1,285 shares.
(11)	Consists of 1,105 shares.

(12)	Consists of (i) 2,600 shares and (ii) 83,500 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2025.
(13)	Consists of (i) 12,874 shares and (ii) 91,000 shares issuable upon the exercise of subscription rights that are immediately exercisable or exercisable within 60 days of March 15, 2025.

Each of our shareholders is entitled to one vote per ordinary share. All shareholders have identical voting rights per share. We are not aware of any arrangement that may result in a change of control of our company.

As of March 15, 2025, reviewing identified ownership in depository received reports and independent shareholder identification of 93% of outstanding shares (ordinary shares and ADSs), approximately 50% of those are held by institutional investors domiciled in the United States, excluding Gilead Sciences, Inc., or Gilead. We estimate that shares were held in the United States by approximately 146 institutional holders of record, excluding Gilead Sciences, Inc., or Gilead. As of March 15, 2025, there were outstanding 14,797,457 ADSs, each representing one ordinary share, and in the aggregate representing approximately 22.5% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

On February 14, 2025, Tang Capital Management, LLC filed a Schedule 13D filing with the SEC to report that as of February 14, 2025, it held 7.5% (rounded) of the outstanding shares of Galapagos as of February 14, 2025. On February 14, 2025 we received a transparency notification from Tang Capital Management, LLC, to report that as of February 7, 2025, it together with its affiliates held 5.04% of the outstanding shares of Galapagos as of February 7, 2025. Tang Capital Management, LLC thus crossed above the 5% threshold of Galapagos voting rights by purchase of voting securities on February 7, 2025.

On September 13, 2024 and September 26, 2024, we received transparency notifications from EcoR1 Capital, LLC, to report that as of September 10, 2024, and September 20, 2024 respectively, it together with its affiliates held 10.19% and 10.77% of the outstanding shares of Galapagos as of September 10, 2024, and as of September 20, 2024 respectively. EcoR1 Capital, LLC thus crossed above the 10% threshold of Galapagos voting rights by purchase of voting securities in September 2024.

During 2024, FMR LLC filed three transparency notifications. On August 26, 2024, we received a transparency notification from FMR LLC, to report that as of August 26, 2024, it together with its affiliates held 4.08% of the outstanding shares of Galapagos as of August 26, 2024. FMR LLC thus crossed below the 5% threshold of Galapagos voting rights by the sale of voting securities on August 26, 2024. On August 16, 2024, we received a transparency notification from FMR LLC, to report that as of August 13, 2024, it together with its affiliates held 5.61% of the outstanding shares of Galapagos as of August 13, 2024. On February 9, 2024, FMR LLC filed a Schedule 13G/A with the SEC to report that as of February 8, 2024, it held 7.73% of the outstanding shares of Galapagos as of February 8, 2024.

On June 7, 2023, EcoR1 Capital LLC filed a Schedule 13G with the SEC to report that as of June 7, 2023, it held 9.87% of the outstanding shares of Galapagos as of June 7, 2023.

On February 14, 2023, EcoR1 Capital, LLC filed a Schedule 13G/A with the SEC to report that as of February 14, 2024, it held 6.7% of the outstanding shares of Galapagos as of December 31, 2022.

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

In October 2023, we and Gilead agreed to amend the collaboration to terminate the existing 50/50 global development cost sharing arrangement with Galapagos bearing the costs going forward, and to terminate Galapagos’ obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments, including a simplification of the governance and certain other technical amendments.

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

In January 2025, we announced the intended separation of Galapagos into two entities: a newly formed company, XYZ SpinCo NV (to be renamed at a later date, herein “SpinCo”), which would focus on building a pipeline of innovative medicines through transformational transactions, and Galapagos, which would continue to advance its global cell therapy leadership in addressing high unmet medical needs in oncology. As part of the intended separation, we and Gilead agreed to amend the 10-year global research and development collaboration entered into in 2019; following the separation, this agreement will only apply to SpinCo and not Galapagos, subject to payment by Galapagos of single digit royalties to Gilead on net sales of certain products.

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

On October 22, 2019, Gilead Therapeutics A1 Unlimited Company was also issued another warrant, known as the initial Warrant B, that confers the right to subscribe for a number of new shares sufficient to bring the number of shares owned by Gilead and its affiliates to 29.9% of the issued and outstanding shares. Pursuant to this warrant, the exercise price per share will be the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of the Galapagos shares preceding the date of the exercise notice with respect to such exercise, and (ii) €140.59. The initial Warrant B expired on August 23, 2024. It was agreed between Galapagos and Gilead that, between 57 and 59 months of August 23, 2019, subject to and upon approval by our Extraordinary Shareholders’ Meeting, Gilead Therapeutics A1 Unlimited Company would be issued a subsequent warrant with substantially similar terms, including as to exercise price, to the initial Warrant B. On April 30, 2024, our Extraordinary Shareholders’ Meeting approved the issuance of this warrant to Gilead. This subsequent Warrant B will expire five years after the date that the warrant is issued.

Gilead and Gilead Therapeutics A1 Unlimited Company are subject to certain standstill restrictions until the date that is 10 years following the closing. Among other things, during this time Gilead and its affiliates and any party acting in concert with them may not, without our prior consent, acquire voting securities of Galapagos exceeding more than 29.9% of the then issued and outstanding voting securities, and Gilead and Gilead Therapeutics A1 Unlimited Company may not propose a business combination with or acquisition of Galapagos. The standstill restrictions are subject to certain exceptions as provided in the share subscription agreement.

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

In April 2021, we and Gilead agreed to amend the share subscription agreement to extend the full lock-up of all of Gilead’s securities of Galapagos to a period of five years until August 22, 2024. We and Gilead agreed to amend the share subscription agreement for conformity with our change from a two-tier to a one-tier governance system.

In January 2025, we and Gilead agreed to amend the share subscription agreement as part of the intended separation of Galapagos into two entities, whereby the share subscription agreement, as amended, will be assigned to the newly formed SpinCo as of the effective date of the separation.

At the time of separation, Gilead will hold approximately 25% of the outstanding shares in both Galapagos and SpinCo. A lock-up will apply to the shares of Gilead in Galapagos until the earliest of the following dates (i) the termination of the separation agreement, (ii) the date that is 6 months after the completion of a qualifying equity financing by Galapagos, or (iii) March 31, 2027. A lock-up will also apply to the shares of Gilead in SpinCo until 6 months following the separation. Each lock-up is subject to certain customary exceptions and early termination provisions.

Standstill restrictions will apply to Gilead in relation to both Galapagos and SpinCo. The standstill restrictions in relation to Galapagos will apply as of the separation and terminate on August 22, 2029. During this time Gilead and its affiliates and any party acting in concert with them may not, among other things, acquire voting securities of Galapagos exceeding more than 29.9% of the then issued and outstanding voting securities without our consent, and Gilead may not propose a business combination with or acquisition of Galapagos. Similar standstill provisions will apply to Gilead in relation to SpinCo, which will apply as of the separation and terminate 2 years thereafter. Both standstills are subject to certain exceptions as provided in the separation agreement.

SpinCo will have a Board of Directors consisting of a majority of Independent Non-Executive Directors. Gilead will be entitled to nominate two Directors of SpinCo, and will no longer have the right to have designees appointed to our Board of Directors, and the two Gilead Directors currently serving on the Board of Directors will step down upon the separation.

The outstanding warrant held by Gilead that was issued on April 30, 2024 will be adjusted at the occasion of the separation, and split into a warrant for Galapagos shares and a warrant for SpinCo shares.

Global research and development collaboration

We would fund and lead all discovery and development autonomously until the end of Phase 2. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead would have the option to acquire an exclusive commercial license to the compound in all countries outside of Europe. If an option were exercised, Gilead and we would co-develop the compound and share costs equally. If GLPG1690 had been approved in the United States, Gilead would have paid us an additional $325 million regulatory milestone fee. Development of GLPG1690 was discontinued in February 2021.

For GLPG1972, after the completion of the ongoing Phase 2b study in osteoarthritis, Gilead had the option to pay a $250 million fee to license the compound in the United States. If certain secondary efficacy endpoints for GLPG1972 had been met, Gilead would have paid us up to an additional $200 million. Following opt-in on GLPG1972, we would have been eligible to receive up to $550 million in regulatory and sales based milestones. In November 2020, Gilead declined to exercise its option to GLPG1972. For all other programs resulting from the collaboration, Gilead would make a $150 million opt-in payment per program and would owe no subsequent milestones. We would receive tiered royalties ranging from 20-24% on net sales of all our products licensed by Gilead in all countries outside of Europe as part of the agreement. With respect to GLPG1690, reimbursement of development costs under the cost split mechanism by Gilead to us amounted to €0.1 million for the year ended December 31, 2024 (€0.3 million for the year ended December 31, 2023 and €0.4 million for the year ended December 31, 2022).

In January 2025, we agreed with Gilead in the framework of the intended separation, that we will assign the option, license and collaboration agreement to the newly formed SpinCo as of the effective date of the separation. As of the separation, we will be released from the collaboration and will have full global development and commercialization rights to our pipeline, which will no longer be subject to Gilead’s opt-in rights under the option, license and collaboration agreement, subject to payment of single digit royalties to Gilead on net sales of certain products. The applicable royalty rates will be subject to customary step-downs and adjustments, such as reductions where there is no patent protection, no regulatory exclusivity, or in the presence of generic competition. The royalty term will continue until the expiration of the last Galapagos patent covering the product, the expiration of regulatory exclusivity, or twenty years after the separation date, whichever is later.

In the framework of this intended separation, Gilead has furthermore agreed to waive its rights under the option, license and collaboration agreement with respect to all of Galapagos' and its affiliates' small molecule research and development activities and programs. This waiver allows us to wind down, license, divest, partner, or take other similar actions in respect of the small molecule programs without Gilead's consent or veto. Gilead will not receive any royalties, proceeds, payments, or other consideration arising from these actions.

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

Since January 1, 2021, we beared the future development costs for certain studies, in lieu of the equal cost split contemplated by the previous agreement. These studies included the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The existing 50/50 global development cost sharing arrangement continued for the following studies: SELECTION and its long-term extension study (LTE) in UC, DIVERSITY and its LTE, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn’s disease, pediatric studies and their LTEs in RA, UC and Crohn’s disease, and support for investigator sponsored trials in IBD. In September 2021, we and Gilead agreed to transfer the sponsorship of the DIVERSITY study and its LTE study from Gilead to Galapagos. This transfer was intended to be completed by June 30, 2022 and completed by March 2023. From April 1, 2022, Galapagos will also be solely responsible for all development costs for the DIVERSITY study and its LTE study. In March 2022, we and

Gilead agreed to transfer the sponsorship of and the operational responsibility for the MANTA study and its long-term extension to Galapagos. This transfer was largely completed by December 31, 2022.

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

In addition, from January 1, 2022 until December 31, 2024, we received €30.1 million of royalties on Jyseleca® from Gilead.

We are no longer eligible to receive any future milestone payments relating to filgotinib in Europe. However, we remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe.

We incurred €8.1 million in development costs for the year ended December 31, 2024 for the development of filgotinib. The reimbursement of research and development costs under the cost split mechanism by us to Gilead amounted to nil for the year ended December 31, 2024 (nil for the year ended December 31, 2023 and €2.4 million for the year ended December 31, 2022). The reimbursement of research and development costs under the cost split mechanism by Gilead to us amounted to nil for the year ended December 31, 2024 (€3.6 million for the year ended December 31, 2023 and nil for the year ended December 31, 2022).

The reimbursement of commercialization costs under the cost split mechanism by us to Gilead amounted to nil for the year ended December 31, 2024 (nil for the year ended December 31, 2023 and nil million for the year ended December 31, 2022).

The reimbursement of commercialization costs under the cost split mechanism by Gilead to us amounted to nil million for the year ended December 31, 2024 (nil million for the year ended December 31, 2023 and €0.1 million for the year ended December 31, 2022).

We purchased raw materials, semi-finished products and finished products of Jyseleca® from Gilead for an amount of nil million for the year ended December 31, 2024 (nil million for the year ended December 31, 2023 and €13.5 million for the year ended December 31, 2022).

In October 2023, we and Gilead agreed to further amend the collaboration. We and Gilead agreed to terminate the existing 50/50 global development cost sharing arrangement, with Galapagos bearing the costs going forward, and to terminate Galapagos’ obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments. Effective January 31, 2024, following the closing of the transaction between Galapagos and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., Galapagos assigned its rights and obligations under the filgotinib collaboration to Alfasigma, except for Galapagos’ right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and Galapagos entered into in October 2023.

For further information on our exclusive license and collaboration agreement with Gilead, see the section of this annual report titled “Item 4.B.— Business overview.—Collaborations—Exclusive collaboration agreement with Gilead for filgotinib.”

Intended separation

On January 7, 2025, we and Gilead entered into a separation agreement to restructure our existing relationship. Under this agreement, we intend to transfer, by way of a partial demerger to be effected in accordance with the relevant provisions of the Belgian Companies and Associations Code, a portion of our current cash balance (along with certain other assets and liabilities) into a new entity, SpinCo. Our existing shareholders will receive shares in SpinCo in the same proportion as their shareholdings in Galapagos as of a record date to be established. SpinCo will focus on identifying and investing in innovative medicines with robust demonstrated proof-of-concept in oncology, immunology, and/or virology through strategic business development transactions. Completion of the separation is contingent upon the approval of the partial demerger by an Extraordinary Shareholders’ Meeting of Galapagos, as well as certain other customary conditions. The separation is expected to occur by mid-2025.

As further described above under “Global research and development collaboration”, the option, license and collaboration agreement, as amended, will be assigned to SpinCo in the framework of this intended separation. Gilead has furthermore agreed to waive its rights under the option, license and collaboration agreement with respect to all of Galapagos' and its affiliates' small molecule research and development activities and programs.

We intend to apply for the admission of the shares of SpinCo to trading and listing on the regulated market of Euronext Brussels and Amsterdam, and Nasdaq (through American Depositary Shares (ADSs)).

Gilead has agreed to lock-up provisions and standstill restrictions in respect of both Galapagos and SpinCo, as described above under “Share subscription agreement”.

We will provide transitional services to SpinCo on a cost plus basis during a reasonable period after the separation to facilitate SpinCo's operations and allow it to operate on a stand-alone basis as soon as reasonably possible.

As part of the separation, we also agreed with Gilead that SpinCo will provide us with a financing backstop facility to support our operations post-separation.

On behalf of themselves and their affiliates, the parties to the separation agreement have waived, as from the date of said agreement, any and all rights, claims, and causes of action against each other, their affiliates, or agents, related to discussions or negotiations that took place prior to the date of the separation agreement.

We will indemnify the former or current Independent Non-Executive Directors, Executive Directors, Officers, and members of the executive management of Galapagos for any losses, claims, damages, liabilities, costs, and expenses incurred due to third-party claims related to their roles in the separation, except in cases of willful misconduct or gross negligence. The indemnification amount is limited to a proportionate share based on the funds remaining with Galapagos after the separation. Similarly, SpinCo will indemnify these individuals for any losses, claims, damages, liabilities, costs, and expenses incurred due to third-party claims related to their roles in the separation, except in cases of willful misconduct or gross negligence, but only from and after the effective time of the separation. The indemnification amount is limited to a proportionate share based on the initial capital allocation to SpinCo.

A proposal to provide a discharge from liability for the Directors of Galapagos in relation to the separation, the preparation, and implementation thereof shall be submitted to the Extraordinary Shareholders’ Meeting of Galapagos in connection with the approval of the separation.

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

Agreements with our Board members and Executive Committee members

Management arrangements

In 2024, all Executive Committee members have provided their services under agreements with the Galapagos Group, with a notice period, or indemnity in lieu of notice period, of nine months for the CEO and six months for the other Executive Committee members. The agreements do not provide for severance payments. In the event of termination, Galapagos may enter into non-competition undertakings with the CEO and the other Executive Committee members providing for non-competition indemnities. In the event their contract with the group is terminated as a result of a change of control of Galapagos, the CEO and the other Executive Committee members would be entitled to the immediate vesting of subscription rights and severance compensation of (i) 12 months' base salary for the CEO and (ii) nine months' base salary for the other Executive Committee members. The paragraphs below set forth the main terms of the agreements.

Stoffels IMC BV, permanently represented by Dr. Paul Stoffels

On January 26, 2022, we entered into a management agreement, subject to Belgian law, with Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) for the position of Chief Executive Officer for an indefinite period. Effective April 1, 2022, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) is our new Chief Executive Officer. For the year ended December 31, 2024, Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, received a total base remuneration from Galapagos NV of €772,500.

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

Severance payments upon change of control

The abovementioned agreements with the members of our Executive Committee do not provide for severance compensation. They do not contain notice periods that exceed nine months for the CEO and six months for the other Executive Committee members. However, we entered into undertakings with the Executive Committee members providing that, in case their contract with us is terminated as a result of a change of control of our Company, they would be entitled to a severance compensation of twelve months’ base salary for our CEO and nine months’ base salary for the other Executive Committee members

Board of Directors and Executive Committee compensation

See the sections of this annual report in “Item 6.B.—Compensation.” titled “—Compensation of Our Board or see the sections of this annual report in “Item 6.B.—Compensation.“ titled “—Compensation of Our Board of Directors” and “— Compensation of Members of the Executive Committee” and the section titled “Item 7.A.—Major Shareholders.” for information regarding compensation of the members of our Board of Directors and Executive Committee.

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

On January 7, 2025, we entered into a related party transaction with Gilead within the meaning of article 7:97 of the Belgian Companies Code, by entering into various agreements in order to carry out the intended separation of Galapagos into two entities. These agreements include (i) a separation agreement (the “Separation Agreement”) entered into by and among Galapagos, Gilead and Gilead Therapeutics A1 Unlimited Company, (ii) a Royalty Agreement (“Royalty Agreement”) entered into by and between Galapagos and Gilead, and (iii) a Transfer Agreement entered into by and between Galapagos and Gilead (the “Transfer Agreement”).

The Board of Directors applied the related party transaction approval procedure as set forth in article 7:97 of the Belgian Companies Code. Within the context of this procedure, a committee of three independent members of the Board of Directors of Galapagos (the “Committee”) issued an advice to the Board of Directors. The Committee was assisted by Lazard as an independent expert (the “Expert”) and Allen Overy Shearman Sterling. In its advice to the Board of Directors, the Committee concluded the following: “In light of article 7:97 of the BCAC, the Committee has performed, with the assistance of the Expert, a thorough analysis of the Proposed Resolutions. This assessment included a detailed analysis of the Transaction embedded in these Proposed Resolutions, an analysis of the financial impact and other consequences thereof, an identification of the advantages and disadvantages to the Company, as well as an assessment how these fit in the Company’s strategy. Based on such assessment, the Committee believes that the Proposed Resolutions and the Transaction embedded therein are in the interest of the Company, given the balance between benefits and risks that the Transaction represents and the potential to alter the Company’s strategic status quo and accelerate value creation for all shareholders.”.

The Board of Directors did not deviate from the Committee’s advice.

The assessment by the statutory auditor of Galapagos of the advice of the Committee and the minutes of the Board of Directors is as follows: “Based on our review, nothing has come to our attention that causes us to believe that the financial and accounting data reported in the advice of the Ad Hoc committee of the independent members of the board of directors dated on 7 January 2025 and in the minutes of the board of directors dated on 7 January 2025, which justify the proposed transaction, are not consistent, in all material respects, compared to the information we possess in the context of our mission. Our mission is solely executed for the purposes described in article 7:97 CCA and therefore our report may not be used for any other purpose.”.

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

In 2024, the following conflicts of interest between Galapagos NV and a Director within the meaning of article 7:96 of the Belgian Companies Code were noted:

●	In a meeting of the Board of Directors held on February 19, 2024, the following was reported in connection with the proposed 2023 corporate funding decision: Pursuant to section 7:96 of the Belgian Code of Companies and Associations, and to the extent required, the following was reported in connection with the 2023 corporate funding decision: the Chair declared that he had informed the Board of Directors of a potential conflict of interest of the Chair concerning the 2023 corporate funding decision, as this will form the base for the available bonus pool for the Executive Committee members, including the Chair as CEO. After discussion, the Board decided that a funding of 90% was justified and reasonable in view of the 2023 achievements and will have no material impact on the financial position of the Company, and in line with the recommendation of the Remuneration Committee, approved the 90% funding. The Chair did not take part in the deliberation and the vote concerning this decision..
●	In a meeting of the Board of Directors held on February 19, 2024, the following was reported in connection with the proposed compensation of the CEO (2023 cash bonus and 2024 salary increase): Pursuant to section 7:96 of the Belgian Code of Companies and Associations, the following was reported in connection with the proposed compensation of the CEO (2023 cash bonus and 2024 salary increase): the Chair declared that he had informed the Board of Directors of a potential conflict of interest concerning the proposed compensation of the Chair as CEO, incl. amendment of his management agreement as regards the salary increase. After discussion, the Board decided that the proposed compensation was a justified reward for the results achieved by the CEO in 2023 and will have no material impact on the financial position of the Company, and in line with the recommendation from the Remuneration Committee, approved the proposed compensation. The Chair did not take part in the deliberation and the vote concerning this decision.
●	In a meeting of the Board of Directors held on March 26, 2024, the following was reported in accordance with article 7:96 of the Belgian Companies Code in connection with the proposed grants of subscription rights and RSUs to the CEO under the 2024 plans: Pursuant to section 7:96 of the Belgian Companies Code, the following was reported in connection with the proposed grants of subscription rights and RSUs to the CEO under the 2024 plans: the Chair informed the Board of Directors of a conflict of interest, concerning the proposed grants of subscription rights and RSUs to the CEO under the 2024 plans. The Board considered that said compensation was a justified reward for the results achieved by the CEO in 2023, in line with the contractual arrangement with the CEO executed in 2022 and with the Company’s Remuneration Policy. Furthermore, the Board deemed the proposed grants to be an important tool in the retention of Stoffels IMC BV as CEO of the Company and considered that these grants have no material impact on the financial position of the Company. The Board shared the opinion of the Remuneration Committee that the proposed compensation is justified and reasonable. The Chair did not take part in the deliberation and the vote concerning this decision.
●	In a meeting of the Board of Directors held on May 16, 2024, the following was reported in accordance with article 7:96 of the Belgian Companies Code in connection with the proposed issuance of the 2024 subscription right plans: The CEO and also Chair of the Board of Directors, Stoffels IMC BV, reported prior to this meeting that he had a conflict of interest within the meaning of article 7:96 of the Belgian Companies Code in connection with the issuance of the number of subscription rights under the Subscription Right Plan 2024 BE, Subscription Right Plan 2024 RMV, and Subscription Right Plan 2024 ROW, for the benefit of employees of the Company and its subsidiaries, with cancellation of the preferential subscription right of the existing shareholders in the framework of the issuance of these subscription rights and the related possible future capital increase, as the CEO will be a beneficiary under Subscription Right Plan 2024 BE. The Board of Directors, upon the recommendation of the Remuneration Committee, is of the opinion that the proposed agenda items and the proposed grant of subscription rights to the CEO are consistent with the Company’s Remuneration Policy and are justified and reasonable. The nature of the proposed decision and the financial impact on the Company are described in more detail in the above-mentioned special report of the Board of Directors. In accordance with the procedure provided for in article 7:96 of the Belgian Companies Code, the CEO and also Chair of the Board of Directors, Stoffels IMC BV, does not attend this meeting and will not take part in the deliberation and the vote.
●	In a meeting of the Board of Directors held on September 24, 2024, the following was reported in accordance with article 7:96 of the Belgian Companies Code in connection with the proposed grant of the tax recuperation mechanism to Stoffels IMC BV in connection with the 2022 sign-on grant of subscription rights to Stoffels IMC BV in its capacity of CEO: The CEO and also Chair of the Board of Directors, Stoffels IMC BV, reported that it had a conflict of interest within the meaning of article 7:96 of the Belgian Companies Code regarding the grant of the tax recuperation mechanism to Stoffels IMC BV in connection with the 2022 sign-on grant of subscription rights to Stoffels IMC BV in its capacity of CEO. The Board of Directors, upon recommendation of the Remuneration Committee, is of the opinion that the proposed grant is in line with the contractual arrangement with the CEO executed in 2022 and is justified and reasonable. Furthermore, the Board, upon recommendation of the Remuneration Committee, considered that this grant has no material impact on the financial position of the Company. In accordance with article 7:96 of the Belgian Companies Code, the CEO and also Chair of the Board of Directors, Stoffels IMC BV, was not present during the discussion of this agenda topic and did not take part in the deliberation and the vote.

In 2025 and until the date of this report, the following conflicts of interest between Galapagos NV and a Director within the meaning of article 7:96 of the Belgian Companies Code were noted:

●	In a meeting of the Board of Directors held on January 7, 2025, the following was reported in accordance with article 7:96 of the Belgian Companies Code in connection with the proposed entering by Galapagos into various agreements with Gilead: Prior to the Board proceeding to the deliberation and decision-making, the Chair pointed out that, given that the Board must resolve on the Transaction that qualifies as a related party transaction under article 7:97 of the BCAC due to Gilead acting as a counterparty and qualifying as a related party within the meaning of IAS 24, Dr. Linda Higgins and Andrew Dickinson could be viewed as ‘directors concerned’ or otherwise conflicted within the meaning of article 7:96 of the BCAC, in respect of the Transaction and the corresponding items on the agenda.

The Chair pointed out that the procedure set out in article 7:97 of the BCAC was applied in the context of the Transaction with Gilead, with respect to agenda topic 2. These resolutions were submitted to a Committee of Independent Directors (the “Committee”) for their prior advice. The Committee was composed of the following Independent Directors: (i) Mr. Jérôme Contamine, (ii) Dr. Elisabeth Svanberg, (iii) Mr. Simon Sturge. The Committee was assisted by Lazard, who acted as an independent expert within the meaning of article 7:97 of the BCAC.

After the introduction by the Chair, Linda Higgins and Andrew Dickinson, given that they are direct or indirect representatives of Gilead, recused themselves from the deliberation and decision-making prior to the Board proceeding with agenda topics 2.1 and following.

●	In a meeting of the Board of Directors held on February 11, 2025, the following was reported in connection with the proposed 2024 corporate funding decision: Pursuant to section 7:96 of the Belgian Code of Companies and Associations, and to the extent required, the following was reported in connection with the 2024 corporate funding decision: the Chair declared that he had informed the Board of Directors of a potential conflict of interest of the Chair concerning the 2024 corporate funding decision, as this will form the base for the available bonus pool for the Executive Committee members, including the Chair as CEO. After discussion, the Board decided that a funding of 77% was justified and reasonable in view of the 2024 achievements and will have no material impact on the financial position of the Company, and in line with the recommendation of the Remuneration Committee, approved the 77% funding. The Chair did not take part in the deliberation and the vote concerning this decision.
●	In a meeting of the Board of Directors held on February 11, 2025, the following was reported in connection with the proposed compensation of the CEO (2024 cash bonus): Pursuant to section 7:96 of the Belgian Code of Companies and Associations, the following was reported in connection with the proposed compensation of the CEO (2024 cash bonus): the Chair declared that he had informed the Board of Directors of a potential conflict of interest concerning the proposed compensation of the Chair as CEO. After discussion, the Board decided that the proposed compensation was a justified reward for the results achieved by the CEO in 2024 and will have no material impact on the financial position of the Company, and in line with the recommendation from the Remuneration Committee, approved the proposed compensation. The Chair did not take part in the deliberation and the vote concerning this decision.

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

E.     Taxation

Certain material U.S. federal income tax considerations to U.S. holders

The following is a summary of certain material U.S. federal income tax considerations relating to the proposed separation and ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders of the ADSs and that will hold such ADSs as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address all tax considerations that may be applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

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

U.S. Federal Income Tax Consequences of Proposed Separation

The receipt by a U.S. holder of SpinCo ADSs in respect of our ADSs or shares in the proposed separation will be treated as a distribution to the U.S. holder under section 301 of the U.S. Internal Revenue Code for U.S. federal income tax purposes. We do not expect that the distribution of the SpinCo ADSs would qualify as a tax-free reorganization under Sections 368(a)(1)(D) and 355 of the Code. As a result, U.S. holders receiving SpinCo ADSs in the proposed separation will be treated as receiving a taxable distribution from us in respect of their ADSs or shares in an amount equal to the fair market value of the SpinCo ADSs received by such U.S. holder in the proposed separation.

The distribution will be treated as a dividend to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles.

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, to the extent that the fair market value of SpinCo ADSs received by a U.S. holder in the proposed separation exceeds our accumulated earnings or profits allocated to such U.S. holder, such excess will be treated first as a non-taxable return of capital on a dollar-for-dollar basis and thereafter as capital gain. Any dividend will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders in respect of dividends received from U.S. domestic corporations. In addition, a U.S. holder’s basis in the SpinCo shares received in the proposed separation will equal their fair market value as of the date of proposed separation.

As described below, we do not believe that we are a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets. However, we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years. As discussed below, if we are treated as a PFIC for any taxable year which included a U.S. holder’s holding period in ADSs, then such U.S. holder’s would be subject to different U.S. federal income taxation rules depending on whether the U.S. holder elected to make a “qualified electing fund” (a “QEF election”) or elected to make a “mark-to-market” election with respect to ADSs.

●	U.S. Holders Making a Timely QEF Election. A U.S. holder who made a timely QEF election with respect to ADSs (an “Electing Holder”) would report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder. A distribution received from us by an Electing Holder as part of the proposed separation will be excluded from the Electing Holder’s gross income to the extent of the Electing Holder’s prior inclusions of our ordinary earnings and net capital gain. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder’s tax basis in our ADSs. A distribution received from us by an Electing Holder as part of the proposed separation which is not excluded from gross income will be subject to tax as described above in U.S. Federal Income Tax Consequences of Proposed Separation.
●	U.S. Holders Making a Timely Mark-to-Market Election. A U.S. holder who makes a timely mark-to-market election with respect to ADSs would include annually in the U.S. holder’s income, as ordinary income, any excess of the fair market value of ADSs at the close of the taxable year over the U.S. holder’s then adjusted tax basis in the ADSs. The excess, if any, of the U.S. holder’s adjusted tax basis at the close of the taxable year over the then fair market value of the ADSs would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. holder included in income in previous years with respect to the ADSs. A U.S. holder’s tax basis in his ADSs would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election. A U.S. holder who has made a timely mark-to-market election with respect to ADSs who is treated as receiving a distribution from us as part of the proposed separation will generally be subject to tax as described above in U.S. Federal Income Tax Consequences of Proposed Separation.
●	U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election. A U.S. holder who does not make a timely QEF Election or a timely mark-to-market election with respect to ADSs (a “Non-Electing Holder”) would be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing Holder on ADSs in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for ADSs, and (ii) any gain realized on the sale or other disposition of ADSs. If we are a PFIC with respect to a Non-Electing Holder, the Non-Electing Holder may be treated as receiving an excess distribution under these rules. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s holding period for ADSs; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Distributions. Other than the proposed separation, we do not currently plan to pay dividends, and subject to the discussion under “Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. Noncorporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are listed on the Nasdaq Global Select Market, or Nasdaq, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on Nasdaq. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. We are incorporated under the laws of Belgium, and we believe that we qualify as a resident of Belgium for purposes of, and are eligible for the benefits of, The Convention between the Government of the United States of America and the Government of the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on November 27, 2006, or the U.S.-Belgium Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Belgium Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders in respect of dividends received from U.S. domestic corporations.

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

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income.”

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

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. With respect to our 2024 taxable year, we believe that we are not a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

If we are a PFIC for the 2024 taxable year, unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “—Distributions.”

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

The tax consequences that apply if we were a PFIC would also be different from those described above if a U.S. holder were able to make a valid “qualified electing fund,” or QEF, election. A U.S. holder that makes a QEF election with respect to our shares is required to include a pro rata share of our income on a current basis, whether or not we make distributions. U.S. holders should consult their tax advisors to determine whether any of these above elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are deemed to be a PFIC for the 2024 taxable year, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs (“lower-tier PFICs”).

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

I.     Subsidiary information

Not applicable.

J.     Annual reports to security holders

If we are required to provide an annual report to security holders in response to the requirements on Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Item 11    Quantitative and qualitative disclosures about market risk

Our financial risks are managed centrally. Our finance department coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning our activities. These relate to the following financial markets risks: credit risk, liquidity risk, currency and interest rate risk. Our interest rate risk is limited because we have no financial debt.. In case of decreasing interest rates we will face a reinvestment risk on our strong on our strong cash and cash equivalents and financial investments balance. We do not buy or trade financial instruments for speculative purposes. For additional information on general risk factors, please see the section of this annual report titled “Item 3.D.—Risk Factors.”

Liquidity risk

Our cash and cash equivalents and financial investments amounted to respectively €64.2 million and €3,253.5 million on December 31, 2024. Cash used in operating activities amounted to €320.0 million for the year ended December 31, 2024. Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. Based upon our current expected level of operating expenditures and our existing cash and cash equivalents, we believe that we will be able to fund our operating expenses and capital expenditure requirements at least for a period of 12 months. We have no credit lines. Such forecasting is based on realistic assumptions with regards to product sales, royalties, milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

All our cash and cash equivalents have only an insignificant liquidity risk as they are all convertible upon a maximum three month notice period and without incurring a significant penalty.

Credit risk

The term “credit risk” refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss.

We grant credit to our clients in the framework of our normal business activities. Usually, we require no pledge or other collateral to cover the amounts due. Management continuously evaluates the client portfolio for creditworthiness. All our receivables are considered collectable, except for two receivables for a total amount of €9.6 million, for which we recorded a provision for expected credit losses.

We did not account for a provision for expected credit losses relating to all our other trade and other receivables given that there is no history of material credit losses, nor does forward looking information reveals any potential risk and due to the high quality nature of our customers.

Aging balance of receivables that are due, but are still considered collectable:

	December 31,
	2024	2023	2022

	(Euro, in thousands)
60 - 90 days	€552	€3	€424
90 - 120 days	24	3	208
more than 120 days	€19	€117	€473

Our cash and cash equivalents are invested primarily in current, notice and term accounts. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted at the beginning of the term. Our financial investments are also kept within different financial institutions and include term deposits, money market funds and treasury bills with an AAA rating. The money market funds are invested in a well-diversified portfolio of highly rated assets.

Interest rate risk

The only variable interest-bearing financial instruments are cash and cash equivalents and financial investments.

Changes in interest rates may cause variations in interest income and expenses resulting from short term interest-bearing assets.

Effect of interest rate fluctuation

A 100 basis point increase in interest rates at balance sheet date would have increased profit or loss, and equity, by approximately €33.2 million (2023: €36.8 million, 2022: €40.9 million); a 100 basis point decrease in interest rates would have decreased profit or loss, and equity, by approximately €33.2 million (2023: €36.8 million, 2022: €40.9 million).

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

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	December 31,
	2024	2023	2022

Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(70,387)	€(78,013)	€(85,140)
Increase in Euros - GB Pounds	31	666	960
Increase in Euros - CH Francs	280	385	557

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents and financial investments held in U.S. dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of financial investments, cash and cash equivalents, and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2024. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of December 31, 2024, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2024, was effective.

The effectiveness of internal control over financial reporting as of December 31, 2024 has also been audited by BDO Bedrijfsrevisoren BV, our independent registered public accounting firm. Their audit report on our internal control over financial reporting, is included below.

C.	Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Galapagos NV

Mechelen, Belgium

Opinion on Internal Control over Financial Reporting

We have audited Galapagos’ (the “Company’s”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, and the related consolidated income statements, statements of comprehensive income/loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes, and our report dated March 27, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Item 15 , Management’s Annual Report on Internal Control over Financial Reporting” . Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ BDO Bedrijfsrevisoren BV Zaventem, Belgium, March 27, 2025
D.	Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B    Code of Conduct

We have established a Code of Conduct to ensure that our members of the Board of Directors and Executive Committee and employees are making ethical and compliant decisions and acting with integrity, ethics and respect for human rights when conducting Galapagos’ business and performing their day-to-day duties. We expect any conflicts of interest to be addressed appropriately, and corruption and fraud prevented. To this end, we give various trainings, including on our Code of Conduct to all our employees and consultants. This year, 94% of our employees completed the Code of Conduct training and we measure against all employees. Our Code of Conduct is available on our website at www.glpg.com/investors/corporate-governance/.

In 2024, we made some updates to our Code of Conduct to ensure that it continues to reflect who we are as an organization, including an explicit applicability of our Code of Conduct to our suppliers and business partners and more ESG related provisions.

One breach of our Code of Conduct was escalated to the Audit Committee in 2024. Appropriate measures were taken to address this breach.

.

Item 16C    Principal Accountant fees and services

BDO Bedrijfsrevisoren BV (BDO) was appointed as statutory auditor by the Shareholders’ Meeting held on April 25, 2023, for a term of three years expiring immediately after the Annual Shareholders’ meeting to be held in 2026 which will have decided upon the annual accounts for the financial year to be ended on December 31, 2025.

Our principal accountant billed the following fees to us for professional services rendered in 2024 and 2023:

	Year ended December 31,
	2024	2023

	(Euro, in thousands)
Audit Fees	€1,063.9	€1,124.0
Audit-Related Fees	17.2	20.2
Tax fees	49.5	68.0
All Other Fees	88.9	6.6
Total	€1,219.5	€1,218.8

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

“All Other Fees” are any additional amounts billed for products and services provided by the principal accountant. For the years ended December 31, 2024, and December 31, 2023, they relate to non-audit fees, in particular related to assurance services in relation to ESG reporting.

Audit and non-audit services pre-approval policy

The Audit Committee has responsibility for, among other things, appointing, setting compensation of and overseeing the work of our independent registered public accounting firm, or external auditor. In recognition of these responsibilities, the Audit Committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our external auditor to ensure that the provision of such services does not impair the external auditor’s independence from us and our management. On an annual basis, the Audit Committee will review the proposed Audit, Audit-Related, Tax and All Other Services to be performed by the independent auditor. Following such review, the Audit Committee may pre-approve the scope and cost of such services. The payment for any proposed services in excess of pre-approved cost levels or the amendment of the fee levels or budgeted amounts, as well as any additional types of services requires specific pre-approval by the Audit Committee.

Pursuant to its pre-approval policy, the Audit Committee may delegate its authority to pre-approve services to the Chairman of the Audit Committee. The decisions of the Chairman to grant pre-approvals must be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee may not delegate its responsibilities to pre-approve services to the management.

The Audit Committee has considered the non-audit services provided by BDO Bedrijfsrevisoren BV in 2024 and 2023 as described above and believes that they are compatible with their independence as our external auditor in those years. In accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i), no fees for professional services were approved pursuant to any waivers of the pre-approval requirement.

Item 16D    Exemptions from the listing standards for Audit Committees

Not applicable.

Item 16E    Purchases of equity securities by the issuer and affiliated purchasers

Not applicable.

Item 16F    Change in registrant’s certifying accountant

Not applicable.

.

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

The full text of our Articles of Association (coordinated as per April 30, 2024) is made available as an exhibit to this annual report.

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

For further information on our governance structure, see the section of this annual report titled “Item 6.A – Directors and Senior Management”

On April 26, 2022, as a consequence of the introduction of a one-tier governance structure at the Company through the amendment of our Articles of Association, Galapagos’ Board of Directors approved an updated Corporate

Governance Charter. On March 21, 2023, our Board of Directors approved an amendment to the Corporate Governance Charter. The amended Corporate Governance Charter refers to the establishment of the Management Committee supporting the Executive Committee, allows the same person to be Lead Non-Executive Director and Chairman of the Audit Committee, provides that the Lead Non-Executive Director is member or Chairman of the Nomination Committee, and clarifies that the Lead Non-Executive Director supports the Chairman in ensuring the prevention and managing of conflicts of interest involving potentially a director. On September 19, 2023, the Board of Directors approved another amendment that refers to the establishment of the Science and Development Committee as a specialized Board Committee to provide advice on certain matters to the Board of Directors, and that provides that non-executive Directors may only be natural persons. On December 11, 2023, the Board of Directors approved a further amendment to describe the responsibilities of the Audit Committee and management for overseeing and managing cybersecurity risks. On October 28, 2024, the Board approved an amendment to the Company’s Corporate Governance Charter regarding the composition of the Science & Development Committee, stipulating that when the Committee consists of an even number of members, it is sufficient that half are independent, provided that the Chair is independent. Galapagos’ Corporate Governance Charter is available on our website: www.glpg.com/investors/corporate-governance/ (this website does not form part of this annual report). The Corporate Governance Charter applies in addition to the applicable laws and regulations, Galapagos’ Articles of Association and the corporate governance provisions included in the Belgian Companies Code and the 2020 Code. The Corporate Governance Charter describes the main aspects of corporate governance at Galapagos, including its governance structure, the terms and functioning of the Board of Directors (including its Board Committees), the Executive Committee and the rules of conduct.

The 2020 Code is based on a “comply or explain” principle: Belgian listed companies are expected to follow the 2020 Code, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations.

For the reporting year beginning on January 1, 2024, our Board of Directors strove to comply with the rules and recommendations of the 2020 Code as much as possible. At the same time, our Board of Directors believes that certain deviations from its provisions were justified in view of our particular situation. Provision 3.12 of the 2020 Code recommends that, in case of a one-tier governance structure, (a) there should be a clear division of responsibilities between the person presiding over the Board of Directors (the Chair) and the person assuming executive responsibility for running the company’s business (the CEO), and (b) the Chair of the Board of Directors and the CEO should not be the same individual. In deviation from this provision, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), who is our CEO since April 1, 2022, is also appointed as Chair of the Board of Directors as of April 26, 2022. In light of the prevailing circumstances, the Board of Directors considered (and to date still considers) that the one-tier governance structure and the combined role as CEO/Chair allows the Company to fully leverage the leadership of Dr. Paul Stoffels, and to efficiently set and implement the Company’s direction and strategy (including in the field of business development). Furthermore, the Board of Directors is of the opinion that such combined role has a positive impact on the functioning and efficiency of the Board, as well on the provision of information to the Board of Directors, allowing the Board of Directors to monitor the Company’s (and Galapagos group’s) performance more effectively during 2024. In order to ensure a sufficient balance, the Board adopted a counter balancing governance structure that includes the election of a Lead Non-Executive Director acting as the principal liaison between the Chair and the non-executive members of the Board of Directors (see also below). Effective as of March 21, 2023, Jérôme Contamine was appointed as Lead Non-Executive Director of the Company. The Lead Non-Executive Director is entrusted with the responsibilities and powers set out in the Corporate Governance Charter of Galapagos NV.

Differences between our corporate governance practices and the listing rules of the Nasdaq stock market

The following is a summary of the significant ways in which our corporate governance practices differ from those required by the Nasdaq Listing Rules with which we are not required to comply:

●	Quorum At Shareholders’ Meetings. Nasdaq Stock Market Listing Rule 5620(c) requires that for any shareholders’ meeting, the quorum must be no less than 33% (1/3) of the outstanding ordinary shares. There is no quorum requirement generally applicable to our Shareholders’ Meetings pursuant to the Belgian Companies Code and/or our Articles of Association, except as provided for by Belgian law in relation to decisions regarding certain matters, e.g. amendment of the Articles of Association.

●	Committees. We have opted out of (a) Nasdaq Stock Market Listing Rule 5605(d)(2) which requires that compensation of officers must be determined by, or recommended to, the Board of Directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and (b) Nasdaq Stock Market Listing Rule 5605(e) which requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent Directors. Under Belgian law, we are not subject to such composition requirements. Pursuant to Article 7:100 of the Belgian Companies Code and the rules and recommendations of the 2020 Code, we are required to set up a Remuneration Committee within our Board of Directors, consisting of a majority of independent members of our Board of Directors. In addition, the 2020 Code provides that the Board of Directors should set up a Nomination Committee, which can be combined with the Remuneration Committee. Until May 2, 2022, there was a combined Nomination and Remuneration Committee. As from May 2, 2022, our Board of Directors has set up a separate Nomination Committee and Remuneration Committee. Although we have chosen not to comply with Nasdaq Listing Rule 5605(d) regarding the independence of our Remuneration Committee, all Remuneration Committee members meet the heightened independence requirements under these rules.
●	Executive Session. Nasdaq Stock Market Listing Rule 5605(b)(2) requires that independent directors must have regularly scheduled meetings at which only independent directors are present. There is no corresponding requirement under Belgian law. We do not intend to require the independent Board members to meet separately from the full Board on a regular basis, although the Board of Directors is supportive of its independent members voluntarily arranging to meet separately from the other Board members when and if they wish to do so, and although our Corporate Governance Charter states that as long as the CEO serves as the Chair, the Lead Non-Executive Director shall chair sessions of the non-executive Directors to be held at least one time per year without the presence of the Chair.
●	Committee Charters. Nasdaq Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each Board Committee must have a formal written charter. Pursuant to the 2020 Code, our Board of Directors has drawn up a Corporate Governance Charter including, amongst others, the internal rules with respect to the composition, role and functioning of our Board Committees.
●	Shareholder Approval for Certain Issuances of Securities. Nasdaq Stock Market Listing Rule 5635 requires that a company obtains shareholder approval prior to making certain issuances of securities. Pursuant to the Belgian Companies Code and subject to the conditions set forth therein and in our Articles of Association, our Board of Directors is allowed to increase the share capital of Galapagos in one or several times, and to issue new Galapagos’ shares through the use of authorized capital limited to the maximum amount of our share capital. The authorized capital may however not be used for (i) capital increases by contribution in kind exclusively reserved for one of our shareholders holding shares to which more than 10% of the voting rights are attached, (ii) the issuance of shares with multiple voting rights, (iii) the issuance of a new class of securities, or (iv) the issuance of subscription rights intended mainly for one or more specified persons other than our or our subsidiaries’ staff. Restrictions on the use of the authorized capital also exist in case a public take-over bid on us has been announced.

Item 16H    Mine safety disclosure

Not applicable.

Item 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J Insider Trading Policies

We have adopted the a Dealing Code (“the Dealing Code”), which governs, among others, the purchase, sale and other dispositions of our securities by Directors, members of the Executive Committee, Employees and their family members. The Dealing Code is designed to ensure compliance with U.S. and European insider trading laws and regulations. The Dealing Code is filed as an exhibit to this annual report.

Pursuant to applicable Belgian law, we are not allowed to acquire our own securities.

Item 16K    Cybersecurity

Cybersecurity Risk Management and Strategy

We have made significant efforts and investments to increase our cybersecurity posture. We currently maintain an information security risk management framework designed to protect the Company from risks from cybersecurity threats. This framework is informed by a security controls matrix that incorporates elements of an industry-standard cybersecurity framework. Our risk management framework operationalizes risk management principles designed to identify and assess upcoming risks, and assign the risks to risk owners with appropriate mitigation steps. We also conduct internal and external penetration testing and vulnerability assessments, and engage third-party cybersecurity experts to conduct periodic cybersecurity risk assessments.

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

We have also established a cross-functional Cybersecurity Disclosure team (“CSD team”) and Cybersecurity Disclosure board (“CSD board”) to oversee and manage the prioritization of risks from cybersecurity threats. The CSD team is comprised of the CISO and members of Galapagos’ legal and internal control teams. The CSD team members have experience in cybersecurity, legal and financial reporting. The CSD board is comprised of the CISO, the Senior Director, Head of Internal Control & Finance Operations, the General Counsel, and the Chief Financial Officer and Chief Operating Officer. The CSD board members have experience in the areas of cybersecurity, legal, data protection, internal control and finance.

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

PART III

Item 17    Financial statements

Not applicable.

Item 18    Financial statements

See pages F-1 through F-72 of this annual report.

Item 19    Exhibits

The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

Index to the Consolidated Financial Statements

FINANCIAL SECTION

Audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Galapagos NV

Mechelen, Belgium

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Galapagos NV (the “Company”) as of December 31, 2024 and 2023, the related consolidated income statements, consolidated statements of comprehensive income/loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 27, 2025 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Disposal of the Jyseleca® business to Alfasigma and valuation of the related contingent consideration receivable

Critical Audit Matter Description

As described in note 4 and 5 to the consolidated financial statements, on January 31, 2024, the Company completed the sale of the Jyseleca® business to Alfasigma and entered into a transition agreement with Alfasigma that specifies the responsibilities and services to be provided by both parties during a transition period following the completion of the sale. On that date, the Company recognized a gain on disposal of 52.5 mEUR, an upfront cash receipt of 50.0 mEUR, contingent consideration receivable estimated at 47.0 mEUR and a liability related to a contribution for research and development costs to Alfasigma of 40.0 mEUR..

The accounting for the disposal of the Jyseleca® business to Alfasigma was identified as a critical audit matter due to the judgement in identifying the different elements of the total consideration, determining the fair value of the contingent consideration receivable, and accounting for the transition agreement.

Auditing the fair value of the contingent consideration receivable was complex due to the significant judgment required in estimating the fair value. In particular, the fair value estimate required the use of a valuation methodology that was sensitive to certain significant assumptions, including net sales forecasts and the discount rate used in the model. Additionally, we exercised considerable judgment in auditing the research and development costs payable to Alfasigma, as required by the transition agreement, which was recognized as part of the overall gain from the divestiture of the Jyseleca® business. Variations in these judgments and estimates could notably affect the fair value of the contingent consideration receivable and the final gain realized from the disposal of the Jyseleca® business.

The primary procedures we performed to address this critical audit matter included:

●	Testing the design and operating effectiveness of controls over management’s accounting treatment for the disposal of the Jyseleca® business, the derecognition of the disposal group, the calculation of the total consideration, including the development of the significant assumptions used in the valuation model of the contingent consideration receivable, related to: (i) estimates in the forecasts of future net sales and (ii) discount rate applied to the forecasts.
●	Evaluating management’s judgements over the identification of all assets and liabilities belonging to the disposal group by reading relevant agreements and assessing the Company’s ongoing involvement during the transition period as agreed with Alfasigma.
●	Verifying the components of the gain on disposal of the Jyseleca® business, including the identification of disposed of assets and liabilities, the determination of the contingent consideration received and recognition of liability for research and development costs payable by the Company to Alfasigma.
●	Assessing the reasonableness of significant inputs and assumptions used by management in
●	the valuation model of the contingent consideration receivable, based on historical data and internal projections of Jyseleca® sales.
●	Utilizing professionals with specialized skills and knowledge to assist in evaluating the appropriateness of the discount rate applied to the contingent consideration receivable.

Impairment of goodwill and indefinite-lived intangibles assetsCritical Audit Matter Description

As described in notes 13 and 14 to the consolidated financial statements, the Company reports a goodwill balance of 70.0 mEUR and indefinite-lived intangible assets valued at 28.2 mEUR associated with its CAR-T/Cell therapy operations. The Company conducted an impairment test on the CAR-T/Cell therapy cash generating unit at December 31, 2024, using a discounted cash flow model to determine its fair value less cost of disposal.

Auditing the Company’s impairment test for goodwill and indefinite-lived intangibles was complex and required a high degree of judgment, largely due to the significant estimates needed to determine the fair value, less cost to sell, of the cash-generating unit CAR-T/Cell therapy. The fair value estimates are specifically based on assumptions tailored to CAR-T research and development activities and its product candidates. These assumptions critically impact the significant uncertainty involved in reaching clinical development milestones. Essential factors, such as the timing of anticipated future cash flows, long-term sales projections driven by patient volumes, market share and pricing, and the discount rate, are pivotal to these estimates..

The primary procedures we performed to address this critical audit matter included:

●	Critically evaluating and challenging the design and operating effectiveness of the Company's internal controls surrounding the goodwill and indefinite-lived intangible asset impairment exercise.

●	Assessing the appropriateness of the valuation methodology used by the Company to estimate the fair value less cost of disposal of the CAR-T/Cell Therapy.
●	Evaluating the Company’s rationale for defining the cash generating unit CAR-T/Cell therapy and examined the proper allocation of assets to the cash generating unit.
●	Scrutinizing the key assumptions and estimates used by the Company, such as projected cash flows, discount rates, and probability of success of achieving clinical development milestones. We compared these assumptions with industry reports to assess their reasonableness and consistency with external market conditions.
●	Involving professionals with valuation expertise to provide an independent evaluation of discount rate used.
●	Examining the sensitivity analyses performed by the Company to understand the impact of changes in key assumptions on the impairment assessment and performing our own sensitivity calculations.

/s/ BDO Bedrijfsrevisoren BV We have served as the Company's auditor since 2023. Zaventem, Belgium March 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Galapagos NV

Opinion on the Financial Statements

We have audited the accompanying consolidated income statement, and statements of comprehensive income/loss(-), changes in equity and cash flows of Galapagos NV and subsidiaries (the "Company") for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the 2022 financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2022, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

/s/ Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises BV/SRL

Zaventem, Belgium

March 23, 2023 (March 28, 2024 as to the effects of the discontinued operations described in Note 5)

We began serving as the Company’s auditor in 2000. In 2023 we became the predecessor auditor.

Consolidated Statements of Financial Position

	December 31,
	2024	2023	Notes

	(Euro, in thousands)
Assets
Goodwill	€70,010	€69,557	13
Intangible assets other than goodwill	164,862	127,906	14
Property, plant and equipment	122,898	126,321	15
Deferred tax assets	1,474	1,126	24
Non-current R&D incentives receivables	132,729	141,252	18
Non-current contingent consideration receivable	42,465	—	5
Equity investments	52,941	13,575	16
Other non-current assets	8,708	16,070	17
Non-current financial investments	200,182	—	21
Non-current assets	796,269	495,807

Inventories	51,192	73,978	19
Trade and other receivables	47,476	28,449	20
Current R&D incentives receivables	39,882	37,436	18
Current financial investments	3,053,334	3,517,698	21
Cash and cash equivalents	64,239	166,803	22
Escrow account	41,163	—	5
Other current assets	31,049	15,140	20
Current assets from continuing operations	3,328,335	3,839,504

Assets in disposal group classified as held for sale	11,115	22,085	5/15

Total current assets	3,339,450	3,861,589

Total assets	€4,135,719	€4,357,396

Equity and liabilities

Share capital	€293,937	€293,937	23
Share premium account	2,736,994	2,736,994	23
Other reserves	(3,158)	(5,890)	23
Translation differences	3,472	(1,201)
Accumulated losses	(134,306)	(228,274)
Total equity	2,896,939	2,795,566

Retirement benefit liabilities	2,099	2,293
Deferred tax liabilities	20,660	23,607	24
Non-current lease liabilities	8,243	4,944	25
Other non-current liabilities	33,821	31,570	26
Non-current deferred income	838,876	1,071,193	27
Non-current liabilities	903,699	1,133,607

Current lease liabilities	3,479	4,652	25
Trade and other liabilities	98,877	135,201	26
Current tax payable	249	56	11
Current deferred income	232,476	256,270	27
Current liabilities from continuing operations	335,081	396,179

Liabilities directly associated with assets in disposal group classified as held for sale	—	32,044	5
Total current liabilities	335,081	428,223

Total liabilities	1,238,780	1,561,830
Total equity and liabilities	€4,135,719	€4,357,396

The accompanying notes form an integral part of these financial statements.

Consolidated Income Statements

	Year ended December 31,
	2024	2023	2022	Notes

	(Euro, in thousands, except per share data)
Supply revenues	€34,863	€—	€—	7
Collaboration revenues	240,786	239,724	241,249	7
Total net revenues	275,649	239,724	241,249

Cost of sales	(34,863)	—	—
Research and development expenses	(335,459)	(241,294)	(269,797)	8
Sales and marketing expenses	(17,193)	(5,676)	(3,480)	8
General and administrative expenses	(117,245)	(128,289)	(135,155)	8
Other operating income	40,773	47,272	36,127	8

Operating loss	(188,338)	(88,263)	(131,056)

Fair value adjustments and net exchange differences	95,795	16,252	51,498	10
Other financial income	91,128	80,249	18,563	10
Other financial expenses	(1,670)	(2,613)	(9,854)	10

Profit/loss (-) before tax	(3,085)	5,625	(70,849)

Income taxes	1,803	(9,613)	(572)	11

Net loss from continuing operations	(1,282)	(3,988)	(71,421)

Net profit/loss (-) from discontinued operations, net of tax	75,364	215,685	(146,570)	5

Net profit/loss (-)	€74,082	€211,697	€(217,991)
Net profit/loss (-) attributable to:
Owners of the parent	74,082	211,697	(217,991)
Basic and diluted earnings/loss (-) per share	€1.12	€3.21	€(3.32)	12
Basic and diluted loss (-) per share from continuing operations	€(0.02)	€(0.06)	€(1.09)

The accompanying notes form an integral part of these financial statements.

Consolidated Statements of Comprehensive Income/Loss (-)

	Year ended December 31,
	2024	2023	2022	Notes

	(Euro, in thousands)
Net profit/loss (-)	€74,082	€211,697	€(217,991)
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation	246	(1,037)	5,324	23
Fair value adjustment financial assets held at fair value through other comprehensive income	2,486	—	—	23
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	578	392	129
Realization of translation differences upon sale of foreign operations	4,095	—	—
Other comprehensive income/loss (-), net of income tax	7,405	(645)	5,453

Total comprehensive income/loss (-) attributable to:
Owners of the parent	81,487	211,052	(212,538)

Total comprehensive income/loss (-) attributable to owners of the parent arises from:
Continuing operations	1,764	(4,564)	(65,953)
Discontinued operations	79,723	215,616	(146,586)
Total comprehensive income/loss (-), net of income tax	€81,487	€211,052	€(212,538)

The accompanying notes form an integral part of these financial statements.

Consolidated Statements of Changes in Equity

	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total

	(Euro, in thousands)
On December 31, 2021	€292,075	€2,730,391	€(1,722)	€(10,177)	€(367,205)	€2,643,362
Net loss					(217,991)	(217,991)
Other comprehensive income			129	5,324		5,453
Total comprehensive income/loss (-)			129	5,324	(217,991)	(212,538)
Share-based compensation					88,506	88,506
Exercise of subscription rights	1,530	5,166				6,695
On December 31, 2022	€293,604	€2,735,557	€(1,593)	€(4,853)	€(496,689)	€2,526,026
Net profit					211,697	211,697
Other comprehensive income/loss (-)			392	(1,037)		(645)
Total comprehensive income/loss (-)			392	(1,037)	211,697	211,052
Share-based compensation					56,718	56,718
Exercise of subscription rights	333	1,437				1,770
On December 31, 2023	€293,937	€2,736,994	€(1,201)	€(5,890)	€(228,274)	€2,795,566
Net profit					74,082	74,082
Other comprehensive income			4,673	2,732		7,405
Total comprehensive income			4,673	2,732	74,082	81,487
Share-based compensation					19,886	19,886
On December 31, 2024	€293,937	€2,736,994	€3,472	€(3,158)	€(134,306)	€2,896,939

The accompanying notes form an integral part of these financial statements.

Consolidated Statements of Cash Flows

	2024	2023	2022	Notes

	(Euro, in thousands)

Net profit/loss (-)	€74,082	€211,697	€(217,991)

Adjustment for non-cash transactions	(4,909)	99,291	117,296	30
Adjustment for items to disclose separately under operating cash flow	(89,644)	(65,763)	(4,533)	30
Adjustment for items to disclose under investing and financing cash flows	(76,239)	(16,688)	(3,789)	30
Change in working capital other than deferred income	(61,445)	(31,373)	32,313	30
Cash used for other liabilities related to the acquisition/disposal of subsidiaries	(3,598)	—	(28,164)	5/28
Decrease in deferred income	(255,508)	(661,062)	(383,618)	27

Cash used in operations	(417,261)	(463,898)	(488,487)

Interest paid	(689)	(3,809)	(12,463)
Interest received	97,518	69,907	4,839
Corporate taxes received/paid (-)	406	(8,170)	(4,433)

Net cash flows used in operating activities	(320,026)	(405,970)	(500,544)

Purchase of property, plant and equipment	(16,720)	(18,706)	(27,389)
Purchase of and expenditure in intangible fixed assets	(65,390)	(567)	(9,558)	14
Proceeds from disposal of property, plant and equipment	3	2,426	739
Purchase of financial investments	(3,349,406)	(3,390,178)	(2,728,634)	21
Investment income received related to financial investments	29,498	14,765	2,996	21
Sale of financial investments	3,668,441	3,484,411	1,641,602	21
Cash out from disposals of subsidiaries, net of cash disposed of	(8,949)	—	—	5
Cash out from acquisition of subsidiaries, net of cash acquired	—	(7,000)	(115,270)	28
Cash advances and loans to third parties	—	—	(10,000)	28
Acquisition of financial assets held at fair value	(36,880)	(13,965)	—	16

Net cash flows generated from/used in (-) investing activities	220,597	71,186	(1,245,514)

Payment of lease liabilities	(4,924)	(6,771)	(8,182)	25
Proceeds from capital and share premium increases from exercise of subscription rights	—	1,770	6,695	23

Net cash flows used in financing activities	(4,924)	(5,001)	(1,487)

Decrease in cash and cash equivalents	€(104,353)	€(339,785)	€(1,747,545)

Cash and cash equivalents at beginning of year	€166,810	€508,117	€2,233,368	22

Decrease in cash and cash equivalents	(104,353)	(339,785)	(1,747,545)

Effect of exchange rate differences on cash and cash equivalents	1,782	(1,522)	22,293

Cash and cash equivalents at end of year	€64,239	€166,810	€508,117	22

The accompanying notes form an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. General information

Galapagos NV is a limited liability company incorporated in Belgium and has its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. In the notes to the consolidated financial statements, references to “we,” “us,” “the group” or “Galapagos” include Galapagos NV together with its subsidiaries. We refer to note 34 for a list of consolidated companies.

We are a global biotechnology company with operations in Europe and the US dedicated to developing medicines focusing on oncology and immunology.

The components of the result presented in the financial statements include the results of the companies mentioned in note 34 Consolidated companies as of December 31, 2024.

Our operations had 704 employees on December 31, 2024 (as compared to 1,123 employees on December 31, 2023, of which 646 employees working in our continuing operations) mainly working in our operating facilities in Mechelen (the Belgian headquarters), the Netherlands, France, Switzerland, and the United States.

On January 31, 2024 we announced that we successfully completed the transfer of the Jyseleca® business to Alfasigma, including the European and UK Marketing Authorizations, the commercial, medical and development activities for Jyseleca® and approximately 400 positions in 14 European countries. The transfer of our Jyseleca® business has been determined to meet the criteria to be classified as held for sale and discontinued operations in our financial statements for the year ended December 31, 2023. We also presented all income statement items fully related to the transferred Jyseleca® business on a separate line “Net profit/loss (-) from discontinued operations, net of tax” in our consolidated income statement.

We refer to note 34 for a list of companies included in the discontinued operations and to note 5 for more details on the discontinued operations.

2. Summary of significant transactions

TRANSFER OF JYSELECA® BUSINESS TO ALFASIGMA

On January 31, 2024, we successfully completed the transaction with Alfasigma for the transfer of the Jyseleca® business. The transfer included the European and UK Marketing Authorizations, and the commercial, medical affairs and development activities for Jyseleca®. In connection with the completion of the transaction, approximately 400 of our positions in 14 European countries transferred to Alfasigma to support business continuity and ongoing patient access for the Jyseleca® business. We received a €50 million upfront payment plus €9.8 million for cash and working capital. We are entitled to potential future sales-based milestone payments totaling €120 million and mid-single to mid-double-digit earn-outs on European sales.

We already contributed €15 million to Alfasigma for Jyseleca® related development activities and will still contribute €25 million by June 2025.

As part of the transaction, the amended Filgotinib Agreement between us and Gilead has been assigned by us to Alfasigma and led to the full recognition in revenue of the remaining deferred income related to filgotinib. Only our right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and us entered into in October 2023, has not been transferred.

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

In the years thereafter (2020-2024), the collaboration agreement relating to filgotinib was restated several times (see further in this chapter).

We however retained the following performance obligations, (i) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (ii) an increased cost share from 20/80 to 50/50 to 100/0 (for certain agreed activities (Group A activities, as defined below) until the end of the third quarter of 2023, and to 100/0 since then of the costs on the global development activities of filgotinib going forward.

This second performance obligation was transferred to Alfasigma on January 31, 2024, when we closed the transaction for the transfer of the Jyseleca® business to Alfasigma and the (amended and restated) collaboration agreement relating to filgotinib was assigned to Alfasigma as a consequence thereof.

On January 8, 2025, we announced an intended separation into two entities, in which we would spin out a newly incorporated company (to be named at a later date, hereinafter “SpinCo”, which was incorporated on February 14, 2025), which would focus on building a pipeline of innovative medicines through transformational transactions. We, Galapagos, would continue to advance our global cell therapy leadership in addressing high unmet medical needs in oncology. In the framework of the separation, we and Gilead have agreed to amend the existing arrangements between us, as further described below. This is considered as a non-adjusting subsequent event for our consolidated financial statements for the year ended December 31, 2024.

Terms of the collaboration relating to our drug discovery platform

Under the option, license and collaboration agreement, we would continue to lead and fund all discovery and development of our programs until the end of the relevant Phase 2 clinical trials. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead would have the option to acquire an exclusive commercial license to that program in all countries outside of Europe. If an option would be exercised, Gilead and we would co-develop the compound and share costs equally. Gilead would maintain option rights to our programs through the 10-year term of the collaboration. For all programs resulting from the collaboration (other than GLPG1972 and GLPG1690), Gilead would make a $150 million opt-in payment per program and would owe no subsequent milestones. We would receive tiered royalties ranging from 20 – 24% on net sales of all our products licensed by Gilead in countries outside Europe as part of the agreement. For GLPG1972, Gilead declined to exercise its option under the collaboration agreement in November 2020. In February 2021, the development of GLPG1690 (ziritaxestat) was discontinued.

In January 2025, we agreed with Gilead in the framework of this intended separation, that we will assign the option, license and collaboration agreement to the newly formed SpinCo as of the effective date of the separation. As of the separation, we will be released from the collaboration and will have full global development and commercialization rights to our pipeline, which will no longer be subject to Gilead’s opt-in rights under the option, license and collaboration agreement, subject to payment of single digit royalties to Gilead on net sales of certain products. The applicable royalty rates will be subject to customary step-downs and adjustments, such as reductions where there is no patent protection, no regulatory exclusivity, or in the presence of generic competition. The royalty term will continue until the later of the expiration of the last Galapagos patent covering the product, the expiration of regulatory exclusivity, or twenty years after the separation date.

In the framework of this intended separation, Gilead has furthermore agreed to waive its rights under the option, license and collaboration agreement with respect to all of Galapagos' and its affiliates' small molecule research and development activities and programs. This waiver allows us to wind down, license, divest, partner, or take other similar actions in respect of the small molecule programs without Gilead’s consent or veto. Gilead will not receive any royalties, proceeds, payments, or other consideration arising from these actions.

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

Effective January 31, 2024, following the closing of the transaction between us and Alfasigma for the transfer of the Jyseleca® business, we assigned our rights and obligations under the filgotinib collaboration to Alfasigma, except for our right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and us entered into in October 2023.

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

In addition, the Extraordinary General Meeting of shareholders of October 22, 2019 approved the issuance of Warrant A and initial Warrant B allowing Gilead to further increase its ownership of Galapagos to up to 29.9% of the company’s issued and outstanding shares. On November 6, 2019, Gilead exercised Warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares. The initial Warrant B had a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) €140.59, and expired on August 23, 2024. Subsequent Warrant B was approved by the Extraordinary General Meeting of Shareholders of April 30, 2024. This warrant has substantially similar terms, including as to exercise price, to the initial Warrant B. This subsequent Warrant B will expire five years after the date that the warrant is issued. On December 31, 2024 the value of the subsequent Warrant B amounted to €0.01 million.

Gilead’s ownership amounted to 25.35% at December 31, 2024.

In January 2025, we agreed with Gilead to amend the share subscription agreement in the framework of the intended separation, whereby the share subscription agreement, as amended, will be assigned to the newly formed SpinCo as of the effective date of the separation.

At the time of separation, Gilead will hold approximately 25% of the outstanding shares in both Galapagos and SpinCo. A lock-up will apply to the shares of Gilead in Galapagos until the earlier of: (x) the termination of the separation agreement, the failure to satisfy the conditions precedent by December 31, 2025 or such other date as the parties may agree in writing (the “Long Stop Date”), or the separation having not occurred by the Long Stop Date, (y) the date that is six months after the completion of a qualifying equity financing by Galapagos, or (z) March 31, 2027. A lock-up will also apply to the shares of Gilead in SpinCo until six months following the separation. Each lock-up is subject to certain customary exceptions and early termination provisions.The outstanding warrant held by Gilead that was issued on April 30, 2024 will be adjusted at the occasion of the separation, and split into a warrant for Galapagos shares and a warrant for SpinCo shares.

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

The €4.0 billion “upfront consideration” per December 31, 2023 originates from our initial filgotinib agreement with Gilead of 2015 (€275.6 million), €3.6 billion from the initial allocation of the total upfront consideration received through the 2019 collaboration (see beginning of this section) and €172.6 million resulting from amendments to our filgotinib collaboration in 2020 (€160.0 million) and to the Diversity study in 2021 (€12.6 million). We refer to our previous years financial statements for more detailed information.

The below table summarizes the changes in the transaction price during 2024 of our collaboration with Gilead:

	December 31, 2022	Other movements in 2023	December 31, 2023	Other movements in 2024	December 31, 2024

	(Euro, in thousands)
Upfront consideration	€4,018,016		€4,018,016		€4,018,016
Milestones achieved	212,601		212,601		212,601
Royalties	30,710	€9,466	40,176	€10,604	50,780
Impact initial valuation of share subscription	124,604		124,604		124,604
	4,385,931	9,466	4,395,397	10,604	4,406,001
Less:
Warrants issuance liabilities
Warrant A	(43,311)		(43,311)		(43,311)
Initial Warrant B	(2,545)		(2,545)		(2,545)
Subsequent Warrant B	(728)	674	(54)	45	(9)
	4,339,347	10,140	4,349,487	10,649	4,360,136
Allocation to performance obligations
Ziritaxestat	666,967		666,967		666,967
Filgotinib (1)	1,372,178	9,466	1,381,644	10,604	1,392,248
Drug discovery platform (10 years)	€2,300,203	€674	€2,300,876	€45	€2,300,921

(1) With regard to the additional consideration received as a result of the Option, License and Collaboration agreement (July 14, 2019) allocated to the filgotinib performance obligation, we assumed the existence of a significant financing component estimated to €44.5 million as of December 31, 2019 reflecting the time value of money on the estimated recognition period. This financing component was reassessed to €58.7 million on December 31, 2022, to €39.8 million on December 31, 2023 and to €39.3 million on January 31, 2024, the date of the transfer of the contract to Alfasigma.

CLINICAL COLLABORATION AGREEMENT WITH ADAPTIMMUNE

On May 30, 2024, we entered into a clinical collaboration agreement with an option to exclusively license Adaptimmune’s next-generation TCR T-cell therapy (uza-cel) targeting MAGE-A4 for head & neck cancer and potential future solid tumor indications, using our decentralized cell manufacturing platform. Under the terms of the Collaboration and Exclusive License Agreement, we paid an upfront exclusivity payment of $70.0 million and $15.0 million in R&D funding to Adaptimmune at signing of the collaboration agreement on May 30, 2024. A further $15.0 million in R&D funding will follow subject to the start of dosing in the proof-of-concept trial. Adaptimmune will be responsible for the clinical proof-of-concept trial in head & neck cancer and the supply of the vector for the manufacturing of uza-cel. We will be responsible for the delivery of fresh uza-cel product for the head & neck cancer proof-of-concept trial using our innovative, decentralized cell therapy manufacturing platform.

We capitalized the $70.0 million as intangible asset and amortize it over the expected exclusivity period. The $15.0 million has been recognized as deferred expense and will gradually be released in R&D expenses over the R&D period.

3. Material accounting policies

Our material accounting policies are summarized below.

BASIS OF PREPARATION AND GOING CONCERN ASSUMPTION

The consolidated financial statements are prepared in accordance with the IFRS Accounting Standards, issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IASB’s International Financial Reporting Interpretation Committee. The consolidated financial statements provide a general overview of our activities and the results achieved. They give a true and fair view of our financial position, our financial performance and cash flows, on a going concern basis.

The consolidated financial statements are presented in Euros, which is also our functional currency. Amounts are rounded to the nearest thousand, unless otherwise stated.

Basis of measurement.

The consolidated financial statements have been prepared on a historical costs basis, except for the following items:

-Financial instruments – fair value through profit or loss

-Financial instruments – fair value through other comprehensive income

-Contingent consideration

-Net defined benefit liability

-Cash settled share-based payment liabilities

NEW STANDARDS AND INTERPRETATIONS APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2024

New standards and interpretations applicable for the annual period beginning on January 1, 2024 did not have a material impact on our consolidated financial statements.

STANDARDS AND INTERPRETATIONS PUBLISHED, BUT NOT YET APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2024

A number of new standards are effective for annual periods beginning on or after January 1, 2025 with earlier adoption permitted. However we have not early adopted new or amended standards in preparing our consolidated financial statements. We are currently still assessing the impact of these new accounting standards and amendments that are not yet effective but we expect no standard to have a material impact on our financial statements in the period of initial application, except for the effect of IFRS 18 as mentioned below.

The following amendments are effective for the period beginning January 1, 2025:

●Amendments to IAS 21 The effect of changes in Foreign Exchange Rates: Lack of Exchangeability.

The following amendments are effective for the period beginning January 1, 2026:

●	Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments
●	Annual Improvements: Volume 11
●	Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity

The following amendments are effective for the period beginning January 1, 2027:

●	IFRS 18: Presentation and Disclosure in Financial Statements
●	IFRS 19: Subsidiaries without Public Accountability: Disclosures

We are currently assessing the effect of these new accounting standards and amendments.

IFRS 18 Presentation and disclosure in Financial Statements, which was issued by the IASB in April 2024 supersedes IAS 1 and will result in major consequential amendments to IFRS Accounting Standards including IAS8 Basis of Preparation of Financial Statements (renamed from Accounting Policies, Changes in Accounting Estimates and Errors). Even though IFRS 18 will not have any effect on the recognition and measurement of items in the consolidated financial statements, it is expected to have a significant effect on the presentation and disclosure of certain items. These changes include categorization and sub-totals in the statement of profit or loss, aggregation/disaggregation and labelling of information, and disclosure of management-defined performance measures.

IFRS 19 doesn’t apply to Galapagos NV as it is a parent.

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

(ii)	Licenses, rights, technology and in-process research and development

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

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is recognized so as to write off the cost of assets over their useful lives, using the straight-line method, on the following bases:

●	Buildings: 33 years
●	Installation & machinery: 3–15 years
●	Furniture, fixtures & vehicles: 4–10 years

Land is not depreciated.

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

After initial recognition, the right-of-use assets are measured at cost and depreciated based on the lower of their useful economic life or the contractual lease term on a straight-line basis. The right-of-use assets will be adjusted for any re-measurements of the lease liability as a result of lease modifications. The right-of-use assets are subject to impairment testing if there is an indicator for impairment, as for property, plant and equipment. The right-of-use assets are presented in the statement of financial position under the caption “property, plant and equipment” and the lease liabilities are presented as current and non-current lease liabilities.

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

Financial assets at fair value through other comprehensive income

Equity instruments

Until December 31, 2023, equity investments were classified as fair value through profit or loss (FVPL), unless we made an irrevocable election at initial recognition for certain non-current equity investments to present changes in Other comprehensive income (FVOCI).

As from January 1, 2024, because of our ongoing business transformation post Jyseleca® divestiture, we changed the classification of our equity investments. All our existing strategic equity investments have been measured at fair value through other comprehensive income rather than through profit or loss in 2024. This election is irrevocable and there is no subsequent reclassification of fair value of gains and losses to profit or loss following the derecognition of the investments in the future.

The fair value of listed investments is based upon the closing price of such securities on Euronext at each reporting date. If the fair value is not readily available, the fair value is estimated by management based on the cost of investment and adjusted as necessary for impairment and revaluations with reference to relevant available information and recent financing rounds.

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

Non-current and current financial investments measured at amortized cost

Non-current financial investments measured at amortized cost include term deposits with maturities exceeding twelve months from the acquisition date.

Current financial investments and escrow account measured at amortized cost include treasury bills that have a maturity equal to or less than twelve months, and term deposits with maturities exceeding three months however equal to or less than twelve months from the acquisition date. We apply settlement date accounting for the recognition and de-recognition of financial investments measured at amortized cost.

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

SUPPLY REVENUES

After completion of the sale of the Jyseleca® business we started to recognize sales of Jyseleca® inventories to Alfasigma as supply revenues, as part of our continuing operations. These supply revenues are recognized at the point in time when the control of inventory items transfers to Alfasigma.

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

Members of the Executive Committee and other employees are granted RSUs. An RSU is a grant that takes the form of a promise that employees will receive Galapagos stock in the future and it will be payable, at the company’s discretion in cash or in shares, upon completion of a certain vesting period. Each RSU reflects the value of one Galapagos share.

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

The denominator used in the calculation of the percentage of completion reflects our best estimate of our total costs to complete the filgotinib performance obligation. These costs were assessed considering management’s best estimate of the design and duration of ongoing and planned clinical trials and the expected closing of the transaction with Alfasigma. As a result of this transaction, the contract with Gilead relating to filgotinib was transferred to Alfasigma and we were released from our performance obligation. The remaining costs per December 31, 2023 mainly reflect the costs that we still estimate to incur before the transfer to Alfasigma.

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

Management assessed that, at December 31, 2023, the sale of the Jyseleca® business to Alfasigma was highly probable. A letter of intent was signed on October 30, 2023 and included a customary break-up fee in the event that the parties would not proceed with definitive agreements (share and asset purchase agreement and transition agreement). These definitive agreements were signed on December 30, 2023 and only included usual and customary closing conditions. Based on this, we assessed that the sale was highly probable and classified the disposal group as held for sale per December 31, 2023.

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

Transfer of Jyseleca® business to Alfasigma – transition services

During a certain transition period after the closing of the sale of the Jyseleca® business to Alfasigma on January 31, 2024, we still performed certain activities for the benefit of Alfasigma, in accordance with the transition agreement.

Our critical judgments were as follows:

●	As part of the transition agreement, we agreed to contribute €40.0 million to AlfaSigma for Jyseleca® related development activities. We concluded that the transition agreement was negotiated as one package together with the share and asset purchase agreement with Alfasigma, and therefore this contribution was considered as part of the calculation of the gain on disposal of subsidiaries. We refer to note 5 for more information.
●	As part of the transition services, we continued to sell the products to end-customers in certain countries during a transition period. We collected the cash from the customers, but transferred the net profit generated by these sales to Alfasigma. All of this was done for the benefit, and at the risk, of Alfasigma. As such, we present revenues on a net basis in our consolidated income statement (within discontinued operations).
●	Sale of inventories to Alfasigma: we concluded that we are still in full control of our inventories and therefore present the revenues and cost of sales relating to the sale of inventories (API, brite stock and finished products) to Alfasigma on a gross basis in our results from continuing operations. Revenues from the supply of these products to Alfasigma are recognized upon transfer of the control relating to these products.

Key sources of estimation uncertainty

The following are the key sources of estimation uncertainty that have the most significant effect on the amounts recognized in our consolidated financial statements for the year ended December 31, 2024.

Transfer Jyseleca® business to Alfasigma – Determination of the fair value of the contingent earn-outs

The contingent consideration included in the total consideration for the sale of the Jyseleca® business to Alfasigma was recorded at fair value at the completion date (January 31, 2024) and is updated at each reporting date. The fair value is based on our best estimate of the expected earn-outs and sales milestones in the future, considering probability adjusted sales forecasts of Jyseleca® discounted using an appropriate discount rate. The fair value is reviewed at each reporting date and any changes are reflected in our consolidated income statement, in the line 'Net profit from discontinued operations, net of tax'.

Determination of fair value of equity instruments

As there is no active market for any of our equity instruments and most of the companies we invest in are early stage R&D organizations, we establish the fair value by using other valuation techniques. The fair value is estimated by management based on the cost of investment and adjusted as necessary for impairment and revaluations with reference to relevant available information and recent financing rounds. The inputs used are categorized as Level 3 inputs.

We refer to note 16 for more information about the equity investments.

Adaptimmune collaboration

Under the terms of the Collaboration and Exclusive License Agreement, we paid an upfront exclusivity payment of $70.0 million and $15.0 million in R&D funding to Adaptimmune at signing of the collaboration. A further $15.0 million in R&D funding will follow subject to the start of dosing in the proof-of-concept trial.

We capitalized the $70.0 million as intangible asset (as an exclusive right) and amortize it over the expected exclusivity period. At each reporting period, we will reassess this period. The expected exclusivity period is depending on the evolution of the program and any changes thereto can lead to changes in the amortization period.

The $15.0 million has been recognized as deferred expense and will gradually be released in R&D expenses over the R&D period, which can fluctuate as well overtime, depending on the progress of the program. We refer to note 20 for more information about the deferred expenses.

Goodwill impairment

Determining whether goodwill is subject to impairment requires an estimate of the recoverable amount of the cash-generating unit to which the goodwill has been allocated. The calculation of this recoverable amount includes forecasts of future cash flows of the cash-generating unit (highly dependent upon the probability of success linked to the progress of our clinical programs) that cover a period of 16 years and an appropriate discount rate is required to calculate present values, a process which involves estimates. Given that the calculation contains cashflows that go beyond the 5-years horizon it becomes less verifiable and more assumptions are used. Unexpected events, inherent in the business, can cause that results are completely different than the ones predicted. These estimates are constantly monitored and an impairment test will be executed as soon as there is an impairment indicator and at least annually. The carrying value of goodwill at December 31, 2024 is €70.0 million (€69.6 million at December 31, 2023).

We refer to note 13 for more information about the goodwill and impairment of goodwill.

Costs to complete the filgotinib performance obligation

The denominator used in the calculation of the percentage of completion reflected our best estimate of the total costs to complete the filgotinib performance obligation (which was composed of the actual costs already incurred at previous reporting date and our best estimate of the remaining costs to complete the performance obligation). As our estimate of the costs was depending on the evolution of the development activities and the expected closing date of the transfer of the Jyseleca® business to Alfasigma, it could have been subject to change in the future. Our total deferred income balance related to this filgotinib performance obligation amounted to €26.3 million on December 31, 2023 and was released to revenue from discontinued operations in the first quarter of 2024 as a result of the completion of the sale of the Jyseleca® business to Alfasigma on January 31, 2024. The sale to Alfasigma included the transfer of the amended filgotinib agreement, and by consequence marked the end of our performance obligation towards Gilead.

We refer to note 5 for more information on the results from discontinued operations.

Contingent consideration

The contingent consideration included in the consideration payable for the acquisition of CellPoint was recorded at fair value at the date of acquisition and is updated at each reporting date. The carrying amount at December 31, 2024 amounts to €20.6 million (€21.0 million at December 31, 2023). These fair values were mainly based on our best estimate of probabilities of reaching the underlying milestones and by applying an appropriate discount rate. The fair values are reviewed at each reporting date and any changes are reflected in our consolidated income statement.

We refer to note 26 for more information about the contingent consideration payable for the acquisition of CellPoint.

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

On December 31, 2023, the transaction was still subject to certain closing conditions such as the finalization of the consultation process with the workers councils and FDI clearance in Italy, France and Denmark. The transaction was closed on January 31, 2024, upon obtaining all necessary approvals. We received a €50.0 million upfront payment in 2024, and are entitled to potential sales-based milestone payments totaling €120.0 million and mid-single to mid-double-digit earn-outs on European sales. We contributed €15.0 million in 2024 and will contribute an additional €25.0 million to Alfasigma by June 2025 for Jyseleca® related development activities.

On January 31, 2024, we also signed a transition agreement with Alfasigma enacting the responsibilities and services provided by the parties during a transition period for the transfer of the business.

The transfer of our Jyseleca® business has been determined to meet the criteria to be classified as held for sale and discontinued operations in our financial statements for the years ended December 31, 2023 and December 31, 2024.

The disposal group mainly contained all assets and liabilities of the our subsidiaries that were fully dedicated to the Jyseleca® business and that were transferred to Alfasigma in the transaction. The divestiture included 100% of the shares of the following subsidiaries, including most of the employees: Galapagos Biotech Limited (UK), Galapagos Biopharma Belgium BV, Galapagos Biopharma GmbH, Galapagos Biopharma Italy S.r.l., Galapagos Biopharma Netherlands B.V., Galapagos Biopharma Spain S.L.U., Galapagos Biopharma Denmark ApS, Galapagos Biopharma Sweden AB, Galapagos Biopharma Finland Oy, Galapagos Biopharma Ireland Ltd., Galapagos Biopharma Norway AS, Galapagos Biopharma Austria GmbH. In addition, and as part of the same transaction, we transferred all assets, liabilities and employees directly related to the Jyseleca® business but belonging to Galapagos NV or other Galapagos subsidiaries, of which the main asset was the worldwide IP relating to Jyseleca®. Our inventories were not considered as part of the disposal group, as these did not transfer to Alfasigma on closing of the transaction on January 31, 2024 but these will gradually transfer to Alfasigma during the coming years and we will bear the risks associated with it as long as it is not transferred.

Held for sale assets were stated at their carrying amount, which is lower than the fair value less costs to sell. We concluded that the expected present value of the purchase price to be obtained from Alfasigma for the sale of the Jyseleca® business approximated the fair value less costs to sell of the disposal group.

The following disclosure illustrates the result from our discontinued operations:

I Disposal of the Jyseleca® business

1.1.	Consideration received

Year ended December 31, 2024
(Euro, in thousands)
Upfront payment received	€50,000
Settlement for net cash and working capital	9,835
Total consideration received	€59,835

1.2.	Analysis of assets and liabilities over which control was lost

January 31, 2024
(Euro, in thousands)
Property, plant and equipment	€4,186
Deferred tax assets	292
Other non-current assets	613
Inventories	505
Trade and other receivables	18,439
Cash and cash equivalents	19,523
Other current assets	1,161
Total assets	44,719

Other reserves	(74)
Retirement benefit liabilities	1,003
Non-current lease liabilities	2,328
Other non-current liabilities	90
Current lease liabilities	1,308
Trade and other liabilities	28,927
Current tax payable	1,170
Current deferred income	430
Total liabilities	35,182

Net assets disposed of	€9,537

1.3.	Gain on disposal of the Jyseleca® business (included in other operating income in the income statement)

Year ended December 31, 2024
(Euro, in thousands)
Upfront payment received	€50,000
Settlement for net cash and working capital	9,835
Additional adjustment working capital to be settled	(750)
Net assets disposed of	(9,537)
Effect of cumulative translation adjustments reclassified from equity on loss of control	(4,095)
Fair value of the future earn-outs payable by Alfasigma to us	47,035
Contribution for R&D costs payable by us to Alfasigma	(40,000)
Gain on disposal of subsidiaries	€52,488

The fair value of the future earn-outs at December 31, 2024 is presented on the lines “Non-current contingent consideration receivable” and “Trade and other receivables” in our statement of financial position.

1.4.	Net cash outflow on disposal of the Jyseleca® business

Upfront payment received	€50,000
Settlement for net cash and working capital	9,835
Transfer to escrow account	(40,000)
Contribution for R&D costs paid by us to Alfasigma	(15,000)
Earn-outs paid by Alfasigma	2,053
Less: cash and cash equivalents balances disposed of	(19,523)
Less: settlement of pre-existing relationships	3,686
Cash out from disposals of subsidiaries, net of cash disposed of	€(8,949)

Costs associated to the sale taken into result in 2023	€(3,072)
Costs associated to the sale taken into result in 2024	(526)
Cash used for other liabilities related to the disposal of subsidiaries	€(3,598)

Of the €50.0 million of upfront payment received at closing of the transaction €40.0 million was paid into an escrow account. This amount was kept in escrow for a period of one year after the closing date of January 31, 2024, and was partially released in February 2025 (the remaining part being under discussion). We gave customary representations and warranties which are capped and limited in time. At December 31, 2024, this €40.0 million is presented as “Escrow account” in the statement of financial position, together with the interests on this escrow account.

II Result from discontinued operations

	Year ended December 31,
	2024	2023	2022

	(Euro, in thousands, except share and per share data)
Product net sales	€11,475	€112,339	€87,599
Collaboration revenues	26,041	431,465	176,432
Total net revenues	37,516	543,804	264,031

Cost of sales	(1,693)	(18,022)	(12,079)
Research and development expenses	(8,152)	(190,177)	(245,286)
Sales and marketing expenses	(11,520)	(113,356)	(144,075)
General and administrative expenses	(1,087)	(17,989)	(9,776)
Other operating income	56,180	13,003	10,721

Operating profit/loss (-)	71,244	217,262	(136,464)

Fair value adjustments and net currency exchange differences	—	(13)	(25)
Other financial income	4,230	679	15
Other financial expenses	(12)	(167)	(7,825)

Profit/loss (-) before tax	75,462	217,761	(144,298)

Income taxes	(98)	(2,076)	(2,272)

Net profit/loss (-)	€75,364	€215,685	€(146,570)

Basic and diluted earnings/loss (-) per share from discontinued operations	€1.14	€3.27	€(2.23)
Weighted average number of shares (in thousands of shares)	65,897	65,884	65,699
Weighted average number of shares - Diluted (in thousands of shares)	65,942	65,933	65,699

Jyseleca® product net sales in Europe amounted to €11.5 million in 2024, compared to €112.3 million in 2023 and €87.6 million in 2022, of which €0.7 million realized in Belgium (€8.1 million in 2023 and €7.3 million in 2022). Beginning February 1, 2024, all economics linked to the sales of Jyseleca® in Europe are for the benefit of Alfasigma.

Collaboration revenues in discontinued operations related to revenue recognition of the collaboration agreement with Gilead for the filgotinib development amount to €26.0 million in 2024 compared to €429.4 million in 2023 and €174.4 million in 2022. The sale of the Jyseleca® business to Alfasigma on January 31, 2024 led to the full recognition in revenue in 2024 of the remaining deferred income related to filgotinib.

We refer to note 2 “Summary of significant transactions” for a general description of our collaboration with Gilead.

All filgotinib development expenses and all remaining G&A and S&M expenses relating to Jyseleca® are recharged to Alfasigma, which explains the decrease in those expenses.

Other operating income includes €52.5 million related to the gain on the sale of the Jyseleca® business to Alfasigma in 2024.

III Cash flow used in discontinued operations

	2024	2023	2022

	(Euro, in thousands)
Net cash flow used in operating activities	€(36,367)	€(175,627)	€(191,095)
Net cash flow used in investing activities	(8,949)	(105)	(136)
Net cash flow used in financing activities	—	(1,928)	(1,841)
Net cash flow used in discontinued operations	€(45,316)	€(177,660)	€(193,072)

6. Segment information

We currently operate as a single operating segment.

GEOGRAPHICAL INFORMATION

In 2022, 2023 and 2024, our continuing operations were mainly located in Belgium, France, the Netherlands, Switzerland and United States. The revenues from our collaboration partner Gilead represented 87% of our total net revenues from continuing operations in 2024 (nearly 100% in 2023, 99.9% in 2022). The remaining 13% of the net revenues in 2024 consisted of supply revenues of Jyseleca® products to Alfasigma (Italy). The revenues in the entity’s country of domicile are not material.

Following table summarizes the net revenues by destination of customer:

	Year ended December 31,
	2024	2023	2022

	(Euro, in thousands)
United States of America	€266,588	€665,174	€414,129
Europe	46,577	118,354	91,151
Total net revenues	€313,165	€783,528	€505,280

minus:
United States of America	€25,802	€425,466	€172,980
Europe	11,714	118,338	91,051
Total net revenues from discontinued operations	€37,516	€543,804	€264,031

United States of America	€240,786	€239,708	€241,149
Europe	34,863	16	100
Total net revenues from continuing operations	€275,649	€239,724	€241,249

On December 31, 2024, we held €357.8 million of property, plant and equipment, intangible assests and goodwill (€323.8 million in 2023; €370.4 million in 2022) distributed as follows:

	December 31,
	2024	2023	2022

	(Euro, in thousands)
Belgium	€95,686	€56,209	€72,087
France	5	1,438	20,397
The Netherlands	239,454	251,230	255,461
Switzerland	92	3,247	4,962
Spain	—	—	3,037
United States of America	22,533	11,660	12,729
Other	—	—	1,747
Total non-current assets	€357,770	€323,784	€370,420

7. Total net revenues

SUPPLY REVENUES

These revenues are fully related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related cost of sales are reported on the cost of sales line.

COLLABORATION REVENUES

The following table summarizes details of collaboration revenues for the years ended December 31, 2024, 2023 and 2022 by collaboration and by category of revenue: upfront payments and license fees, reimbursement income, and royalties.

	Over time	Point in time	2024	2023	2022
			(Euro, in	(Euro, in	(Euro, in
			thousands)	thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€230,182	€230,242	€230,423
Gilead collaboration agreement for drug discovery platform	Ö		230,182	230,242	230,423

Reimbursement income			—	—	56
Novartis collaboration agreement for MOR106	Ö		—	—	56

Royalties			10,604	9,482	10,770
Gilead royalties on Jyseleca		Ö	10,604	9,466	10,726
Other royalties		Ö	—	16	44

Total collaboration revenues			€240,786	€239,724	€241,249

We recognized €230.2 million in revenue in 2024 related to the consideration from Gilead allocated to the drug discovery platform.

Since signing of the letter of intent with Alfasigma in October 2023, we classified all activities that were directly related to the Jyseleca® business, including the revenue recognition related to the filgotinib performance obligation, as discontinued operations in accordance with IFRS 5. We refer to note 5 “Discontinued Operations” for additional information.

For the year ended December 31, 2024 we also recognized in revenue €10.6 million of royalties from Gilead on filgotinib. The royalties on sales of Jyseleca® performed by Gilead in Japan were not reported as discontinued operations as we still have the right to receive those royalties on future sales made by Gilead and its commercialization partners (this right is not subject to transfer to Alfasigma as part of the transfer of the Jyseleca® business to them).

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
●At inception of the collaboration (July 2019) we assessed the appropriate period over which to recognize the drug discovery platform revenue to be 10 years. This is because we granted exclusive rights over a 10-year period. However, if at the end of the 10-year period, some programs in existence as of this time would have reached the clinic (i.e., IND filed with regulatory authorities), the rights for those specific programs may have been extended, for a maximum of three years. This is reassessed at each year-end based on the evolution of our pipeline and is still valid per December 31, 2024.

8.      Operating costs and other operating income

RESEARCH AND DEVELOPMENT EXPENSES

The following table summarizes research and development expenses for the years ended December 31, 2024, 2023 and 2022.

	Year ended December 31,
	2024	2023	2022

	(Euro, in thousands)
Personnel costs	€(87,740)	€(95,788)	€(115,484)
Subcontracting	(160,076)	(82,997)	(61,192)
Disposables and lab fees and premises costs	(17,629)	(18,083)	(19,529)
Depreciation, amortization and impairment	(35,378)	(22,254)	(51,493)
Professional fees	(15,949)	(9,272)	(9,316)
Other operating expenses	(18,687)	(12,900)	(12,783)
Total R&D expenses	€(335,459)	€(241,294)	€(269,797)

The table below summarizes our research and development expenses for the years ended December 31, 2024, 2023 and 2022, broken down by program.

	Year ended December 31,
	2024	2023	2022

	(Euro, in thousands)

Ziritaxestat program	€—	€—	€(1,096)
SIKi program	(18,400)	(18,900)	(47,727)
TYK2 program on GLPG3667	(34,965)	(31,289)	(24,467)
Cell therapy programs in oncology	(170,998)	(82,218)	(29,999)
Other discovery programs	(111,096)	(108,887)	(166,507)
Total R&D expenses	€(335,459)	€(241,294)	€(269,797)

SALES AND MARKETING EXPENSES

The following table summarizes the sales and marketing expenses for the years ended December 31, 2024, 2023 and 2022.

	Year ended December 31,
	2024	2023	2022

	(Euro, in thousands)
Personnel costs	€(6,561)	€(2,997)	€(1,693)
Depreciation and impairment	(4,475)	(113)	(59)
External outsourcing costs	(2,813)	(1,776)	(1,267)
Professional fees	(904)	(131)	(99)
Other operating expenses	(2,440)	(659)	(363)
Total sales and marketing expenses	€(17,193)	€(5,676)	€(3,480)

GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the general and administrative expenses for the years ended December 31, 2024, 2023 and 2022.

	Year ended December 31,
	2024	2023	2022

	(Euro, in thousands)
Personnel costs	€(52,642)	€(66,098)	€(76,536)
Depreciation and impairment	(8,697)	(15,978)	(8,529)
Legal and professional fees	(33,960)	(23,250)	(23,715)
Other operating expenses	(21,946)	(22,963)	(26,375)
Total general and administrative expenses	€(117,245)	€(128,289)	€(135,155)

OTHER OPERATING INCOME

The following table summarizes other operating income for the years ended December 31, 2024, 2023 and 2022.

	Year ended December 31,
	2024	2023	2022

	(Euro, in thousands)
Grant income	€2,035	€6,618	€1,873
R&D incentives income	27,223	32,968	29,104
Other income	11,515	7,686	5,150
Total other operating income	€40,773	€47,272	€36,127

The grant income in 2024, 2023 and 2022 was fully related to grants from a Flemish agency and the Belgian government. In many cases these grant agreements carry clauses which require us to maintain a presence in the same region for a number of years and invest according to pre-agreed budgets. Grant income in 2023 also included a grant of €6.1 million from the National Institute for Health and Disability Insurance (2024: nil, 2022: nil). This grant aimed to incentivize innovative Belgian biotech companies who are performing research and development activities in order to identify new medicines.

R&D incentives income was primarily composed of:

	Year ended December 31,
	2024	2023	2022

	(Euro, in thousands)
Income from innovation incentive system in France	€2,056	€5,881	€11,075
Income from Belgian R&D incentives	16,943	16,535	10,339
Tax rebates on payroll withholding taxes of R&D personnel (Belgium & the Netherlands)	8,224	10,552	7,689
Total R&D incentives income	€27,223	€32,968	€29,104

9. Staff costs

The table below summarizes the number of employees of our continuing operations on December 31, 2024, 2023 and 2022:

	2024	2023	2022
Number of employees on December 31	704	646	724
Total	704	646	724

The average number of FTE’s of our continuing operations during the years 2024, 2023 and 2022 was:

	Year ended December 31,
	2024	2023	2022
Members of the Executive Committee	4	4	4
Research and development	408	372	434
Commercial and medical affairs	26	13	7
Corporate and support	207	245	250
Total	645	634	695

Their aggregate remuneration comprised:

	Year ended December 31,
	2024	2023	2022

	(Euro, in thousands)
Wages and salaries	€(98,863)	€(100,250)	€(99,708)
Social security costs	(15,590)	(15,742)	(16,748)
Pension costs	(5,669)	(5,581)	(5,583)
Costs related to subscription right plans	(17,685)	(36,628)	(62,003)
Other personnel costs	(9,136)	(6,682)	(9,670)
Total personnel costs	€(146,943)	€(164,883)	€(193,712)

Reference is made to note 32 “Share-based payments” for more information on our subscription right plans.

10. Financial result

The following table summarizes the financial result, consisting of fair value adjustments and net currency exchange differences, other financial income and other financial expenses for the years ended December 31, 2024, 2023 and 2022.

	Year ended December 31,
	2024	2023	2022

	(Euro, in thousands)
Fair value adjustments and net currency exchange differences:
Net unrealized currency exchange gain/loss (-)	€22,727	€(20,544)	€41,559
Net realized currency exchange gain/loss (-)	(678)	(1,118)	2,825
Fair value re-measurement of warrants	4	18	186
Fair value loss on financial assets held at fair value through profit or loss	—	(390)	—
Fair value gain on current financial investments	73,742	38,286	6,929
Total fair value adjustments and net currency exchange differences	95,795	16,252	51,498

Other financial income:
Interest income	89,378	79,290	18,094
Discounting effect of non-current R&D incentives receivables	1,132	617	93
Discounting effect of other non-current liabilities	395	318	—
Other finance income	223	24	376
Total other financial income	91,128	80,249	18,563

Other financial expenses:
Interest expenses	(911)	(1,770)	(6,884)
Discounting effect of other non-current liabilities	—	—	(2,271)
Other finance charges	(759)	(843)	(699)
Total other financial expense	(1,670)	(2,613)	(9,854)

Total net financial result	€185,253	€93,888	€60,206

The net currency unrealized exchange gain of €22.7 million in 2024 primarily related to €22.2 million of unrealized exchange gain on cash and cash equivalents and current financial investments at amortized cost held in U.S. dollars, as compared to an unrealized net exchange loss in 2023 of €20.4 million on cash and cash equivalents and current financial investments at amortized cost held in U.S. dollar (as compared to an unrealized net exchange gain in 2022 of € 41.3 million). We have cash, cash equivalents and current financial investments held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR.

The fair value gain on the current financial investments in 2024 reflects the exchange differences on the money market funds, the interest on these money market funds and the effect of the re-measurement at fair value of our money market funds on December 31, 2024. These re-measurement gains were mainly the result of the positive returns on the EUR denominated money market funds.

Interest income was related to interests on treasury bills, term deposits and notice accounts. Interest income increased due to increased interest rates. Other financial income for 2024 and 2023 (other financial expenses for 2022) also comprise the discounting effect of other non-current liabilities as milestones payables related to the acquisition of subsidiaries.

Interest expenses were mainly related to interests on leases of buildings and cars and to interests related to defined benefit obligations.

11. Income taxes

The following table summarizes the income taxes recognized in profit or loss for the years ended December 31, 2024, 2023 and 2022.

	Year ended December 31,
	2024	2023	2022

	(Euro, in thousands)
Current tax	€(1,301)	€(5,928)	€(1,738)
Deferred tax	3,104	(3,685)	1,166
Income taxes	€1,803	€(9,613)	€(572)

Current tax, consisting of corporate income taxes, and deferred tax income/cost (–) related to subsidiaries of our continuing operations working on a cost plus basis. The decrease in 2024 as compared to 2023 was primarily due to the re-assessment in 2023 of net deferred tax liabilities and corporate income tax payables as a result of a one-off intercompany transaction.

TAXES RECOGNIZED IN PROFIT OR LOSS

For the purpose of the disclosure below corporation tax was calculated at 25% (2023 and 2022: 25%)—which is the tax rate applied in Belgium—on the estimated assessable result for the year. The applied tax rate for other territorial jurisdictions was the tax rate that is applicable in these respective territorial jurisdictions on the estimated taxable result of the accounting year.

	Year ended December 31,
	2024	2023	2022

	(Euro, in thousands)
Profit/loss (-) before tax	€(3,085)	€5,625	€(70,849)
Income tax debit/credit (-), calculated using the Belgian statutory tax rate on the accounting income/loss (-) before tax (theoretical)	(771)	1,406	(17,712)
Tax income (-)/expenses in income statement (effective)	(1,803)	9,613	572
Difference in tax expense/income to explain	€(1,032)	€8,207	€18,284

Effect of tax rates in other jurisdictions	€(132)	€(94)	€(337)
Effect of non-taxable income	(5,247)	(6,752)	(5,828)
Effect of share based payment expenses without tax impact	4,399	9,157	15,501
Effect of expenses/income (-) not subject to tax	52	(5)	(146)
Effect of non tax-deductible expenses	1,117	1,549	2,975
Effect of recognition of previously non-recognized deferred tax assets	15	(81)	(1,677)
Effect of tax losses (utilized) reversed	—	(267)	—
Effect of under or over provision in prior periods	13	(722)	1,101
Effect of non-recognition of deferred tax assets	(1,338)	34,339	4,819
Effect of derecognition of previously recognized deferred tax assets	89	1,062	1,877
Effect of use of innovation income deduction	—	(29,979)	—
Total explanations	€(1,032)	€8,207	€18,284

Non-taxable income for the years ended December 31, 2024, 2023 and 2022 related to non-taxable grants and tax credits.

12. Earnings/loss (-) per share

	Year ended December 31,
	2024	2023	2022
Net profit/loss (-) attributable to owners of the parent (Euro, in thousands)	€74,082	€211,697	€(217,991)
Number of shares (thousands)
Weighted average number of shares for the purpose of basic earnings/loss (-) per share	65,897	65,884	65,699
Basic earnings/loss (-) per share (Euros)	€1.12	€3.21	€(3.32)

Net profit/loss (-) attributable to owners of the parent (Euro, in thousands)	€74,082	€211,697	€(217,991)
Number of shares (thousands)
Weighted average number of shares for the purpose of diluted earnings/loss (-) per share	65,897	65,884	65,699
Number of dilutive potential ordinary shares	45	49	—
Diluted earnings/loss (-) per share (Euros)	€1.12	€3.21	€(3.32)

As our operations reported a net loss in 2022, the outstanding subscription rights (specified in note 32) have an anti-dilutive effect rather than a dilutive effect. Consequently, basic and diluted loss per share were the same for 2022.

Reference is also made to note 2 where an explanation is provided about the terms and conditions of the outstanding subsequent Warrant B that can, potentially, be exercised by Gilead and lead to a dilutive effect. Due to the exercise price mechanism of the Gilead Warrant B, this warrant was out-of-the-money for all years presented.

13. Goodwill and impairment of goodwill

(Euro, in thousands)
On January 1, 2023	€69,813
Exchange differences on goodwill	(256)
On December 31, 2023	€69,557
Exchange differences on goodwill	453
On December 31, 2024	€70,010

The goodwill resulting from both the acquisition of CellPoint (€62.4 million) and AboundBio (€7.6 million) was allocated to the same cash-generating unit (CGU), “CAR-T/Cell therapy” (which was the same as “oncology” before). The intangible assets acquired as a result of both business combinations were also allocated to this cash-generating unit, together with some other (in)tangible assets related to the “CAR-T/Cell therapy” cash-generating unit. The valuation method of the recoverable amount of this cash-generating unit is based on the fair value less costs of disposal.

The valuation technique that was applied to determine the fair value less costs of disposal of the cash-generating unit is a discounted cash flow method (“DCF”) with projected cash flows that cover a period of 16 years (in accordance with management's assumptions on patent protection of the underlying assets). The period considered exceeds five years because the main sales are expected for the period beyond 2029. The key assumptions used in this valuation (level 3 in the fair value hierarchy) of the recoverable amount of the underlying cash-generating unit were:

●	Probability of success of our clinical programs that is based on benchmarks in combination with management estimate. Probabilities of success are continuously evaluated in light of the progress of our portfolio.
●	Terminal growth rate of -50% reflecting the anticipated sales evolution beyond 2040
●	Discount rate of 13.75% (13.72% on December 31, 2023)
●	Future revenue and investment assumptions are based on management estimates of the overall cell therapy market, consistent with the assumptions that a market participant would make. Estimates about patient numbers, sales volumes and prices were verified against several external databases.

No impairment was identified per December 31, 2024.

Reference is made to note 28 “Business combinations during the prior periods” for a detailed description of both business combinations.

14. Intangible assets other than goodwill

	Software & databases	Licenses, technology and in-process R&D	Exclusive rights	Contract costs	Total

	(Euro, in thousands)
Acquisition value
On January 1, 2023	€27,377	€44,258	€89,720	€15,384	€176,740
Additions	567				567
Sales and disposals	(930)	(948)			(1,878)
Translation differences		(139)			(139)
On December 31, 2023	€27,014	€43,171	€89,720	€15,384	€175,290
Additions	666		64,725		65,391
Sales and disposals	(1,863)	(3,613)			(5,476)
Reclassifications					—
Translation differences		246			246
On December 31, 2024	€25,817	€39,804	€154,445	€15,384	€235,451

Amortization and impairment
On January 1, 2023	€15,210	€3,896	€6,154	€5,126	€30,387
Amortization	4,291	1,426	11,637	1,538	18,892
Sales and disposals	(927)	(948)			(1,875)
Translation differences		(20)			(20)
On December 31, 2023	€18,574	€4,354	€17,791	€6,664	€47,384
Amortization	4,384	493	22,198	1,538	28,613
Impairment	—	—			—
Sales and disposals	(1,863)	(3,613)			(5,476)
Translation differences		68			68
On December 31, 2024	€21,095	€1,302	€39,989	€8,202	€70,589

Carrying amount
On December 31, 2023	€8,440	€38,817	€71,929	€8,720	€127,906
On December 31, 2024	€4,722	€38,502	€114,456	€7,182	€164,862

Through the acquisition of CellPoint and AboundBio in June 2022, we acquired in-process research and development related to two CAR-T product candidates (€28.2 million on December 31, 2024, and on December 31, 2023), exclusive rights and technology, being a fully human therapeutics platform. These exclusive rights refer to our exclusivity contract with Lonza (€60.3 million on December 31, 2024, €71.9 million on December 31, 2023) and are depreciated until the beginning of March 2030, in accordance with the contract.

The addition in exclusive rights in 2024 refers to the upfront exclusivity consideration paid to Adaptimmune of $70.0 million, which is amortized over the expected exclusivity period until the end of 2027.

On December 31, 2024, our statement of financial position did not hold any internally generated assets capitalized as intangible asset.

15. Property, plant and equipment

FULLY OWNED	Land, buildings & building improvements	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total

	(Euro, in thousands)
Acquisition value
On January 1, 2023	€88,719	€57,040	€10,241	€11,587	€167,588
Additions	6,754	6,472	268	3,329	16,823
Sales and disposals	(4,403)	(24,057)	(1,067)	(7,655)	(37,182)
Reclassifications	95	272	124	(491)	—
Reclassifications to assets in disposal group classified as held for sale	(739)		(249)		(988)
Translation differences	279	(49)	36		266
On December 31, 2023	€90,705	€39,678	€9,353	€6,770	€146,507
Additions	7,292	9,595	118	298	17,303
Sales and disposals	(6,554)	(663)	(2,460)		(9,677)
Reclassifications	4,687	470	466	(5,623)	—
Reclassifications to assets in disposal group classified as held for sale	(10,200)			(915)	(11,115)
Translation differences	84	204	(15)		273
On December 31, 2024	€86,014	€49,284	€7,462	€530	€143,291

Depreciations and impairment
On January 1, 2023	€7,814	€28,510	€4,537	€—	€40,862
Depreciation	4,603	4,355	1,290		10,248
Impairment				7,645	7,645
Sales and disposals	(1,194)	(13,676)	(827)	(7,645)	(23,342)
Reclassifications to assets in disposal group classified as held for sale	(161)		(129)		(290)
Translation differences	156	(11)	19		164
On December 31, 2023	€11,218	€19,178	€4,891	€—	€35,287
Depreciation	5,284	4,787	1,005		11,076
Impairment	1,068	17	158		1,243
Sales and disposals	(6,554)	(663)	(2,460)		(9,677)
Translation differences	(68)	39	(8)		(37)
On December 31, 2024	€10,948	€23,358	€3,586	€—	€37,892

Carrying amount
On December 31, 2023	€79,487	€20,500	€4,463	€6,770	€111,220
On December 31, 2024	€75,066	€25,926	€3,876	€530	€105,399

The sales and disposals of 2023 mainly relate to the transaction with NovAlix. We refer to note 29 “Details of the NovAlix transaction” for more information.

The other tangible assets primarily consist of assets under construction, which are not yet available for use and therefore not yet depreciated as per December 31, 2024. In 2023 we recorded an impairment of €7.6 million on the construction project in Mechelen (Belgium), following a re-assessment of the project. As we signed a share purchase agreement for this project in December 2024, we reclassified the land and other tangible assets of Galapagos Real Estate Belgium BV to assets in disposal group classified as held for sale.

RIGHT-OF-USE	Land & building	Installation & machinery	Furniture, fixtures & vehicles	Total

	(Euro, in thousands)
Acquisition value

On January 1, 2023	€34,834	€437	€12,505	€47,777
Additions	1,726		1,724	3,450
Sales and disposals	(11,497)	(186)	(1,897)	(13,580)
Reclassifications to assets in disposal group classified as held for sale	(2,091)		(4,683)	(6,774)
Translation differences	202		3	205
On December 31, 2023	€23,174	€251	€7,652	€31,078
Additions	4,287	1,657	2,879	8,823
Sales and disposals	(2,989)	(250)	(4,114)	(7,353)
Translation differences	113			113
On December 31, 2024	€24,585	€1,658	€6,417	€32,661

Depreciations and impairment

On January 1, 2023	€14,424	€352	€5,473	€20,250
Depreciation	3,342	57	3,450	6,849
Sales and disposals	(5,922)	(186)	(1,871)	(7,979)
Reclassifications to assets in disposal group classified as held for sale	(699)		(2,580)	(3,279)
Translation differences	134		1	135
On December 31, 2023	€11,279	€223	€4,473	€15,976
Depreciation	2,848	118	1,592	4,558
Sales and disposals	(1,920)	(250)	(3,200)	(5,370)
Translation differences	(3)			(3)
On December 31, 2024	€12,204	€91	€2,865	€15,161

Carrying amount

On December 31, 2023	€11,895	€28	€3,179	€15,101
On December 31, 2024	€12,381	€1,567	€3,552	€17,499

		December 31,
		2024	2023

		(Euro, in thousands)
Carrying amount
Property, plant and equipment fully owned		€105,399	€111,220
Right-of-use		17,499	15,101
Total property, plant and equipment		€122,898	€126,321

The sales and disposals of 2023 mainly relate to the transaction with NovAlix. We refer to note 29 “Details of the NovAlix transaction” for more information. The sales and disposals of 2024 mainly relate to the disposal of rented cars.

We refer to note 25 Lease liabilities for a detail of the lease liabilities related to these right-of-use assets.

There are no pledged items of property, plant and equipment. There are also no restrictions in use on any items of property, plant and equipment.

16. Equity investments

	December 31,
	2024	2023

	(Euro, in thousands)
Cost at January 1	€13,965	€—
Acquisitions of the year	36,880	13,965
Cost at December 31	50,845	13,965

Fair value adjustment at January 1	(390)	—
Fair value adjustment of the year	2,485	(390)
Fair value adjustment at December 31	2,095	(390)
Net book value at December 31	€52,941	€13,575

On December 31, 2023, we had $15.0 million of equity investment in a non-listed company.

On January 31, 2024, we participated for $40.0 million in the Series C financing round of Frontier Medicines, a pioneer in oncology with a unique FrontierTM platform based on chemoproteomics, covalent chemistry and machine learning to unlock access to formerly "undruggable" cancer targets and a pipeline of potential best-in-class assets that fit with our precision oncology R&D approach. This equity instrument is presented on the line “Equity investments” in our statement of financial position and is measured at fair value through other comprehensive income.

As of December 31, 2024, financial assets held at fair value through other comprehensive income consists of equity instruments of non-listed companies. The fair value of these equity instruments, without readily available determinable fair values (classified as level 3 fair valuation hierarchy), are estimated by management based on the cost of investment and adjusted as necessary for impairment and revaluations with reference to relevant available information and recent financing rounds. Per December 31, 2024 no fair value change was recognized except for the currency exchange rate impact.

We have no restrictions on the sale of these equity instruments and the assets are not pledged under any of our liabilities.

17. Other non-current assets

Other non-current assets consisted of following items:

	December 31,
	2024	2023

	(Euro, in thousands)
Non-current restricted cash	€1,985	€5,533
Non-current portion of upfront payment to NovAlix	2,580	4,656
Non-current portion of advance related to the NovAliX transaction	2,877	5,563
Other non-current assets	1,266	318
Total other non-current assets	€8,708	€16,070

We refer to note 29 “Details of the NovAlix transaction” for more information related to the upfront payment and the advance.

18. Research and Development incentives receivables

The table below illustrates the R&D incentives receivables related captions in our statement of financial position at December 31, 2024 and 2023:

	December 31,
	2024	2023

	(Euro, in thousands)
Non-current R&D incentives receivables	€132,729	€141,252
Current R&D incentives receivables	39,882	37,436
Total R&D incentives receivables	€172,611	€178,688

The table below provides detailed information on the maturity of the non-current R&D incentives receivables reported in our statement of financial position at December 31, 2024.

	December 31, 2024
	Maturity date
	2026	2027	2028	2029	2030-2033	Total

	(Euro, in thousands)

French non-current R&D incentives receivables - discounted value	€11,911	5,974	1,571	—	—	€19,456

Belgian non-current R&D incentives receivables - discounted value	21,447	21,088	19,113	17,884	33,741	113,273

Total non-current R&D incentives receivables - discounted value	€33,358	€27,062	20,684	17,884	33,741	€132,729

19. Inventories

The following table provides an overview of our inventories by type of inventory:

	December 31,
	2024	2023

	(Euro, in thousands)
Raw materials	€51,192	€55,263
Semi-finished products	—	12,598
Finished products	—	6,117
Total inventories	€51,192	€73,978

Our inventory consisted in full out of Jyseleca® products.

20. Trade and other receivables and other current assets

	December 31,
	2024	2023

	(Euro, in thousands)
Trade receivables	€32,471	€17,494
Current contingent consideration receivable	4,742	—
Prepayments	103	738
Other receivables	10,160	10,217
Trade and other receivables	47,476	28,449
Accrued income	835	508
Deferred charges	30,214	14,632
Other current assets	31,049	15,140
Total trade and other receivables & other current assets	€78,525	€43,589

The carrying value of trade and other receivables & other current assets approximate their fair value.

The increase in deferred charges mainly related to $15.0 million in R&D funding paid to Adaptimmune which will gradually be released in R&D expenses over the R&D period.

We refer to note 5 for more information on the current contingent consideration receivable.

On December 31, 2024, we had a provision for expected credit losses of €9.6 million, for two disputed invoices. We did not account for a provision for expected credit losses relating to all our other trade and other receivables since we don’t have a history of credit losses and we are not aware of any forward-looking information that could materially influence the credit risk.

21. Non-current and current financial investments

	December 31,
	2024	2023

	(Euro, in thousands)
Non-current financial investments	€200,182	€—
Total non-current financial investments	€200,182	€—

	December 31,
	2024	2023

	(Euro, in thousands)
Money market funds	€1,484,599	€1,316,805
Treasury bills	255,078	742,025
Term deposits	1,313,657	1,458,868
Total current financial investments	€3,053,334	€3,517,698

The non-current financial investments refer to a new term account that was acquired in December 2024 with a maturity of 18 months. In February 2025, the term account was terminated as a result of the planned Separation.. We refer to note 37 for more information.

Term deposits as part of current financial investments refer to non-cancellable term deposits with a maturity exceeding three months from the acquisition date. Our portfolio of treasury bills contains only AAA rated paper, issued by Belgium, France and Europe. Our money market funds portfolio consists of AAA short-term money market funds with a diversified and highly rated underlying portfolio managed by established fund management companies leading to an insignificant risk of changes in value. The funds have an important daily liquidity and can be easily converted to cash.

On December 31, 2024, our current financial investments included $686.6 million held in USD, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/USD exchange rate as our functional currency is EUR. This effect is embedded in the net exchange differences (for exchange differences on term deposits) and the fair value result of current financial investments (for exchange differences on money market funds) recognized in our consolidated income statement.

We refer to note 35 for more information on our financial investments and to note 10 for more details about the fair value re-measurements and currency exchange gains or losses recognized in our consolidated income statement.

22. Cash and cash equivalents

	December 31,
	2024	2023

	(Euro, in thousands)
Cash at banks	€64,239	€71,803
Term deposits	—	95,000
Cash and cash equivalents from continuing operations	€64,239	€166,803
Cash and cash equivalents included in assets held for sale	—	7
Total cash and cash equivalents	€64,239	€166,810

Cash and cash equivalents may comprise cash at banks, bank deposits and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents at December 31, 2023 comprised a term deposit of €50.0 million which had an original maturity longer than three months, but was readily convertible to cash without a significant penalty, and a term deposit with an original maturity less than three months of €45 million. All cash and cash equivalents are available upon maximum three month notice period and without significant penalty. Cash at banks were mainly composed of notice accounts and current accounts. Our credit risk is mitigated by selecting a panel of highly rated financial institutions for our deposits.

On December 31, 2024 our cash and cash equivalents included $40.3 million held in U.S. dollars, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR. We refer to note 10 for more details about the currency exchange gains/losses recognized in our consolidated income statement.

23. Share capital and other reserves

	2024	2023	2022

	(Euro, in thousands)
On January 1	€293,937	€293,604	€292,075
Share capital increase	—	333	1,530
Share capital on December 31,	€293,937	€293,937	€293,604

Aggregate share capital	€356,445	€356,445	€356,112
Costs of capital increase (accumulated)	(62,507)	(62,507)	(62,507)
Share capital on December 31,	€293,937	€293,937	€293,604

HISTORY OF SHARE CAPITAL

The history of the share capital of Galapagos NV between January 1, 2022 and December 31, 2024 is as follows:

Date	Share capital increase due to exercise subscription rights (in thousands €)	Number of shares issued (in thousands of shares)	Aggregate number of shares after transaction (in thousands of shares)	Aggregate share capital after transaction (in thousands €)
January 1, 2022			65,553	354,582
March 18, 2022	517	96
June 20, 2022	434	80
September 27, 2022	579	107
December 31, 2022			65,836	356,112
March 20, 2023	333	62
December 31, 2023			65,897	€356,445
December 31, 2024			65,897	€356,445

On December 31, 2024, Galapagos NV’s share capital amounted to €356,445 thousand, represented by 65,897,071 shares. All shares were issued, fully paid up and of the same class. The shares have a par value of €5.41 per share.

All of the share issuances listed above were for cash consideration.

The below table summarizes the capital increases for the years 2022 and 2023. There were no capital increases in 2024.

(Euro, in thousands, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price subscription right	Closing share price on date of capital increase
					( in Euro/ subscription right)	( in Euro/ share)

On January 1, 2022	65,552,721	292,075	2,730,391	3,022,467

March 18, 2022 : exercise of subscription rights	95,500	517	1,643	2,160	22.61	57.38

June 20, 2022 : exercise of subscription rights	80,290	434	1,025	1,460	18.18	53.52

September 27, 2022 : exercise of subscription rights	107,000	579	2,497	3,076	28.75	44.49

On December 31, 2022	65,835,511	293,604	2,735,557	3,029,162

March 20, 2023 : exercise of subscription rights	61,560	333	1,437	1,770	28.75	35.47

On December 31, 2023	65,897,071	€293,937	€2,736,994	€3,030,932

On December 31, 2024	65,897,071	€293,937	€2,736,994	€3,030,932

The Board of Directors is authorized for a period of five years starting from the date of publication in the Annexes to the Belgian State Gazette of the Shareholders’ Resolution that granted the renewed authorization, to increase the share capital of Galapagos NV within the framework of the authorized capital through contributions in kind or in cash.

When increasing the share capital within the limits of the authorized capital, the Board of Directors may, if in Galapagos NV’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the group. Said authorization can be renewed.

The authorization consists of two parts:

◾	A general authorization for capital increases up to 20% of the share capital at the time of convening the Shareholders’ Meeting of April 30, 2024 (i.e. €71,288,987.72) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, which occurred on May 7, 2024. This general authorization will expire on May 6, 2029.
◾	A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening the Shareholders' Meeting of April 25, 2017 (i.e. €82,561,764.93), was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. May 31, 2017. This specific part of the authorized capital can, however, only be used in a number of specific circumstances and upon a resolution of the Board of Directors that all Independent Directors (within the meaning of article 7:87 of the Belgian Companies Code and article 3.5 of the 2020 Code) approve. The Board of Directors is currently not authorized to increase the share capital after notification by the FSMA (Financial Services and Markets Authority) of a public takeover bid on Galapagos NV’s shares. The specific authorization expired on May 30, 2022.

As of December 31, 2024, an amount of €63,817,777.72 still remained available under the general part of the authorized capital.

OTHER RESERVES

Other reserves at December 31, 2024 was negative for €3.2 million (€5.9 million at December 31,2023) and was related to fair value adjustments on financial assets held at fair value through other comprehensive income for an amount of €2.5 million (nil at December 31, 2023), and to the re-measurement of the defined benefit obligation for a negative amount of €5.6 million (a negative amount of €5.9 million at December 31, 2023).

24. Deferred tax

The following table shows the movements in deferred tax assets and deferred tax liabilities:

	DEFERRED TAX ASSETS
	Retirement benefit liabilities	Tax loss carryforward	Property, plant and equipment	Other	Total deferred tax assets

	(Euro, in thousands)

On January 1, 2023	€19	1,061	€—	281	1,363

Credited/charged (-) to profit or loss		(1,061)	298	692	(72)
Reclassification to assets/liabilities held for sale				(292)	(292)
Charged to other comprehensive income	132				132
Translation differences	8		(6)	(6)	(4)

On December 31, 2023	159	—	€292	675	1,126

Credited/charged (-) to profit or loss	(82)		18	190	126
Charged to other comprehensive income	177				177
Translation differences	(1)		19	27	45

On December 31, 2024	€253	€—	€329	€892	€1,474

	DEFERRED TAX LIABILITIES
	Intangible assets other than goodwill	Other	Total deferred tax liabilities

	(Euro, in thousands)

On January 1, 2023	€(20,148)	€—	(20,148)

Credited/charged (-) to profit or loss	(1,458)	(2,019)	(3,477)
Translation differences	18		18

On December 31, 2023	(21,588)	€(2,019)	(23,607)

Credited/charged (-) to profit or loss	2,306	671	2,977
Translation differences	(30)		(30)

On December 31, 2024	€(19,312)	€(1,348)	€(20,660)

The unrecognized deferred tax assets on December 31, 2024 amounted to €490.1 million as compared to €424.4 million on December 31, 2023; both included the unrecognized deferred tax asset related to innovation income reduction. The unrecognized deferred tax assets on December 31, 2023 excluding the unrecognized deferred tax asset related to innovation income reduction amounted to €326.8 million.

The total amount of tax attributes and deductible temporary differences at December 31, 2024 amounted to €1,984.9 million (2023: €1,722.2 million, 2022: €1,882.5 million). This is composed of i) consolidated tax losses carried forward and deductible temporary differences at December 31, 2024 amounting to €1,418.5 million (2023: €1,312.2 million; 2022: €1,516.6 million), and (ii) innovation income deduction, dividend received deduction and investment deduction carried forward at December 31, 2024 amounting to €566.4 million (2023: €410.0 million; 2022: €365.9 million).

The available tax losses carried forward that can be offset against possible future taxable profits amounted to €862.0 million on December 31, 2024 (€798.7 million on December 31, 2023) and can be carried forward for an indefinite period except for an amount of €1.1 million in the United States with expiry date between 2028 and 2034. On December 31, 2024, the available tax losses carried forward in Galapagos NV (Belgium) amounted to €822.4 million (2023: €757.9 million). In addition to the latter, Galapagos NV (Belgium) also benefits from the Belgian innovation income deduction regime which led to report, on December 31, 2024, a carried forward tax deduction of €534.4 million (2023: €390.3 million; 2022: €346.2 million) that can also be offset against possible future taxable results. In addition, Galapagos NV (Belgium) also has available investment deduction carried forward of €1 million (2023 and 2022: €1 million) and a dividend received deduction carryforward of €31.0 million (2023 and 2022: €18.7 million) that can be offset against possible future taxable profits. There is no limit in time for the innovation income deduction, the dividend received deduction carryforward and investment deduction carried forward.

With the exception of 2019, 2023 and 2024, we have a history of losses. We forecast to continue incurring taxable losses in the foreseeable future as we continue to invest in clinical and preclinical development programs and discovery platforms. Consequently, no net deferred tax asset was recognized as at December 31, 2024, except for our subsidiaries operating on a cost plus basis for which deferred tax assets were recognized for €1.5 million (2023 and 2022: €1.1 million).

Net deferred tax liabilities were initially calculated based on the fair value of the intangible assets identified from the acquisition of CellPoint and AboundBio, adjusted by considering the related recognizable deferred tax assets. We refer to note 28 for more information on the purchase price allocation of the business combinations.

25. Lease liabilities

	December 31,		December 31,
	2024	2023	2024	2023

	(Euro, in thousands)		(Euro, in thousands)
	Lease payments		Present value of lease payments
Lease liabilities

Within one year	€3,830	€4,779	€3,479	€4,652
In the second to fifth years inclusive	7,307	5,031	6,592	4,944
After five years	1,796	—	1,651	—
	€12,933	€9,810	€11,722	€9,596

Less future finance charges	1,211	214
Present value of lease liabilities	€11,722	€9,596

Less amount due for settlement within 12 months	3,479	4,652	3,479	4,652
Amount due for settlement after 12 months	€8,243	€4,944	€8,243	€4,944

We refer to note 15 Property, plant and equipment, for details on the right-of-use assets.

26. Trade and other liabilities and other non-current liabilities

	December 31,
	2024	2023

	(Euro, in thousands)
Trade and other liabilities	€97,780	€134,653
Current financial instruments	5	—
Accrued charges	1,092	548
Total trade and other liabilities	€98,877	€135,201

Non-current contingent consideration related to milestones CellPoint	€20,576	€20,972
Other non-current liabilities	13,245	10,598
Total other non-current liabilities	€33,821	€31,570

The carrying value of trade and other liabilities approximates their fair value.

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

As per December 31, 2024 changes were made to the discount rate (13.75% at December 31, 2024 and 13.72% at December 31, 2023) and the expected timing of the milestones. The only impact that was recognized compared to the date of acquisition is the discounting effect. This is recognized on the line “other financial income”. A change in probabilities of success by 5 percentage points would result in a change of €2.9 million in the total contingent consideration liability on December 31, 2024. A change in the applied discount rate by 1 percentage point would result in a change of €0.6 million in the total contingent consideration liability on December 31, 2024. A delay of one year in expected timing of the milestones would result in a decrease of €2.5 million in the total contingent consideration liability on December 31, 2024.

27. Deferred income

The movement in the non-current and current deferred income is detailed in the table below.

	Gilead collaboration agreement for filgotinib	Gilead collaboration agreement for drug discovery platform (1)	Other deferred income	Total

	(Euro, in thousands)

On January 1, 2023	€456,352	€1,529,405	€3,474	1,989,230
Of which current portion:	133,470	230,022	2,139	365,631

Reclassification to liabilities directly associated with assets in disposal group classified as held for sale			(60)	(60)
Significant financing component (2)	(645)			(645)

Revenue recognition of upfront	(361,412)	(230,242)		(591,654)
Revenue recognition of milestones	(68,027)			(68,027)

Other movements			(1,382)	(1,382)

On December 31, 2023	€26,268	€1,299,163	€2,032	€1,327,463
Of which current portion:	25,054	230,070	1,146	256,270

Significant financing component (2)	(227)			(227)

Revenue recognition of upfront	(21,952)	(230,182)		(252,134)
Revenue recognition of milestones	(4,089)			(4,089)

Other movements			339	339

On December 31, 2024	€—	€1,068,981	€2,371	€1,071,352
Of which current portion:	—	230,105	2,371	232,476
(1)	The upfront received and the outstanding balance comprise the issuance liabilities for the warrants and the upfront payment allocated to the drug discovery platform.
(2)	With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component reflecting the time value of money on the estimated recognition period

We refer to note 2 for a detail of the allocation of the transaction price of our collaboration with Gilead and to note 5 and note 7 for a description of our revenue recognition.

28. Business combinations during the prior periods

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

29. Details of the NovAlix transaction

We completed the integrated drug discovery collaboration transaction with NovAliX on June 30, 2023, effective as from July 1, 2023. Under the terms of the agreement, our drug discovery and research activities conducted in Romainville, France, and our employees in Romainville, which are exclusively dedicated to the operation of these activities, were transferred to NovAliX who would assume all ongoing research and discovery activities in Romainville, and this for no consideration. In return, we were committed to utilizing the research capabilities and expertise of NovAliX through a five year-collaboration and within the context of the company’s R&D portfolio, resulting in a total commitment of €73.8 million on June 30, 2023 (€41.6 million on December 31, 2024).

The collaboration agreement and sale and purchase agreement were negotiated as a package with one single commercial objective and with an agreed consideration for the transaction as a whole.

The impact of the transfer of activities and personnel (reference is made to the table below) was treated as an advance for future services to be obtained from NovAliX throughout the five years collaboration. This advance will gradually be released through profit or loss, in line with the purchase commitment towards NovAliX over the five year period of the collaboration between us and NovAliX. The part still to be released on December 31, 2024 has been presented in the statement of financial position as other current asset (€2.7 million) and other non-current asset (€2.9 million).

December 31,
2024
(Euro, in thousands)
Loss on sale of fixed assets	€12,506
Result of transfer of retirement benefit liability	(3,022)
Result of transfer of right-of-use asset	174
Advance related to the NovAliX transaction	€9,658

Furthermore we made an upfront payment to NovAliX of €8.3 million on closing of the transaction which is a prepayment for the future purchase commitment for the following five years. The remaining part has been presented in our statement of financial position on December 31, 2024 as other current asset (€2.2 million) and other non-current asset (€2.6 million).

30. Note to the cash flow statement

	December 31,
	2024	2023	2022

	(Euro, in thousands)
Adjustment for non-cash transactions
Depreciation and impairment on intangible assets and property, plant and equipment	€45,499	€43,642	€65,566
Share-based compensation expenses	19,886	56,718	88,506
Increase/decrease (-) in retirement benefit obligations and provisions	(524)	11	136
Unrealized exchange losses/gains (-) and non-cash other financial result	(23,858)	19,908	(41,970)
Discounting effect of non-current deferred income	(227)	(645)	7,672
Discounting effect of other non-current liabilities	(395)	(318)	2,271
Discounting effect of contingent consideration receivable	(4,002)	—	—
Fair value re-measurement of warrants	(4)	(18)	(186)
Net change in fair value of current financial investments	(49,984)	(22,690)	(6,929)
Fair value adjustment financial assets held at fair value through profit or loss	—	390	—
Fair value adjustment contingent consideration receivable	(931)	—	—
Impairment loss on trade receivables	9,643	—	—
Other non-cash expenses	(12)	2,292	2,229
Total adjustment for non-cash transactions	€(4,909)	€99,291	€117,296

Adjustment for items to disclose separately under operating cash flow
Interest expense	€912	€1,867	€6,967
Interest income	(89,378)	(79,319)	(14,344)
Income taxes	(1,705)	11,689	2,844
Correction for cash used for other liabilities related to the disposal of subsidiaries	527	—	—
Total adjustment for items to disclose separately under operating cash flow	€(89,644)	€(65,763)	€(4,533)

Adjustment for items to disclose under investing and financing cash flows
Gain on disposal of subsidiaries	€(52,488)	€—	€—
Gain (-)/loss on sale of fixed assets	8	(1,091)	(23)
Realized exchange gain on sale of current financial investments	—	—	—
Investment income related to financial investments	(23,759)	(15,597)	(3,766)
Total adjustment for items to disclose separately under investing and financing cash flow	€(76,239)	€(16,688)	€(3,789)

Change in working capital other than deferred income
Increase (-)/ decrease in inventories	€23,039	€(24,076)	€(34,588)
Increase (-)/ decrease in receivables	(31,055)	(39,114)	68,984
Increase/decrease (-) in liabilities	(53,429)	31,817	(2,083)
Total change in working capital other than deferred income	€(61,445)	€(31,373)	€32,313

31. Off-balance sheet arrangements

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

On December 31, 2024, we had outstanding obligations for future purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

			(Euro, in thousands)

Purchase commitments	€272,240	€189,662	70,323	10,962	1,293

On December 31, 2023, we had outstanding obligations for future purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

			(Euro, in thousands)
Purchase commitments	€408,521	€237,495	€143,532	€25,768	€1,727

Our purchase commitments at the end of the year 2024 included €160.9 million related to projects in development phase (2023: €239.6 million), €60.9 million for projects in discovery research phase (2023: €79.0 million), €46.0 million for shared services (2023: €45.9 million), €1.7 million for commercial and medical affairs (2023: €29.9 million), and €2.6 million related to Jyseleca® product supply chain (2023: €14.2 million).

At year end 2024, our purchase commitments towards NovAliX amounted to €41.6 million and were included in the €60.9 million related to discovery research. We refer to note 29 for more information about the transaction with NovAliX.

On January 31, 2024, we completed the transaction of the transfer of the Jyseleca® business to Alfasigma. In accordance with common practice, we gave customary representations and warranties which are capped and limited in time. We have an obligation towards Alfasigma to bear certain well-defined post completion costs incurred at their end that go beyond a predetermined level. No provision for such liability was made at December 31, 2024.

On May 30, 2024, we entered into a collaboration and Exclusive License agreement with Adaptimmune. Under the terms of this agreement, we have the obligation to pay potential R&D funding amounting to $15.0 million, option exercise fees of up to $100.0 million and potential milestones, which are dependent on successful completion of certain development and commercial milestones, as detailed in the agreement. At December 31, 2024 the commitment for potential milestones amounts to $465.0 million on an undiscounted and non-risk adjusted basis. This amount represents the maximum amount that would be paid if all milestones would be achieved but excludes variable royalty payments based on unit sales.

On September 23, 2022, we entered into a license agreement with another pharmaceutical company to support our cell therapy programs in oncology. Under the terms of this agreement we have the obligation to pay potential milestones, which are dependent on successful completion of certain development and commercial milestones, as detailed in the agreement. At December 31, 2024, this commitment amounts to €243.5 million on an undiscounted and non-risk adjusted basis. This amount represents the maximum amount that would be paid if all milestones would be achieved but excludes variable royalty payments based on unit sales.

32. Share based payments

SUBSCRIPTION RIGHT PLANS

Presented below is a summary of subscription right activities for the reported periods. Various subscription right plans were approved by the Board of Directors for the benefit of our employees, and for members of the Executive Committee and of the Board of Directors and independent consultants.

The subscription rights offered to members of the Board of Directors vest over a period of 36 months at a rate of 1/36th per month. Effective January 1, 2020, we no longer grant subscription rights to members of the Board of Directors (Non-Executive Directors), taking into account the stricter rules of the Belgian Companies Code and 2020 Corporate Governance Code.

Within the framework of the authorized capital and for the benefit of the Executive Committee members and employees of the Galapagos group, the Board of Directors issued “Subscription Right Plan 2024 BE”, “Subscription Right Plan 2024 RMV” and “Subscription Right Plan 2024 ROW”, for a total of 1,340,000 subscription rights (after acceptance by the beneficiaries) on May 16, 2024, and for a total of 41,000 subscription rights (after acceptance by the beneficiaries) on October 1, 2024.

Following table shows when a subscription right becomes exercisable, per issued plan:

Subscription right exercisable as from:	Cliff vesting	Graded vesting
		First tranche of 25%	Second tranche of 25%	Third tranche of 50%
Subscription right plans before 2021	First day after end of third calendar year following the grant	—	—	—
Subscription right plan 2021BE	First day after end of third calendar year following the grant	—	—	—
Subscription right plan 2021RMV and ROW	—	January 1, 2023	January 1, 2024	January 1, 2025
Subscription right plan 2022 (A)	—	January 1, 2023	January 1, 2024	January 1, 2025
Subscription right plan 2022 (B)	January 1, 2026	—	—	—
Subscription right plan 2022BE	January 1, 2026	—	—	—
Subscription right plan 2022RMV and ROW	—	January 1, 2024	January 1, 2025	January 1, 2026
Subscription right plan 2023BE	January 1, 2027	—	—	—
Subscription right plan 2023RMV and ROW	-	January 1, 2025	January 1, 2026	January 1, 2027
Subscription right plan 2024BE	January 1, 2028	—	—	—
Subscription right plan 2024RMV and ROW	—	January 1, 2026	January 1, 2027	January 1, 2028

In the event of a change of control over Galapagos NV, all outstanding subscription rights vest immediately (to the extent they had not all vested yet) and will become immediately exercisable in accordance with the relevant subscription right plan rules.

The table below sets forth a summary of subscription rights outstanding and exercisable at December 31, 2024, per subscription right plan:

				Outstanding					Outstanding	Exercisable
				per	Granted and accepted	Exercised	Forfeited	Expired	per	per
	Allocation	Expiry	Exercise	January 1,	during	during	during	during	December 31,	December 31,
Subscription right plan	date	date	price (€)	2024	the year	the year	the year	the year	2024	2024
2016	1/6/2016	05/31/2024	46.10	325,500				(325,500)	—	—
2016 RMV	1/6/2016	05/31/2024	46.10	69,000				(69,000)	—	—
2016 (B)	01/20/2017	01/19/2025	62.50	10,000					10,000	10,000
2017	05/17/2017	05/16/2025	80.57	585,000					585,000	585,000
2017 RMV	05/17/2017	05/16/2025	80.57	122,500			(17,500)		105,000	105,000
2018	04/19/2018	04/18/2026	79.88	964,995			(35,000)		929,995	929,995
2018 RMV	04/19/2018	04/18/2026	79.88	132,500			(15,000)		117,500	117,500
2019	10/4/2019	9/4/2027	95.11	1,208,240			(63,250)		1,144,990	1,144,990
2019 RMV	10/4/2019	9/4/2027	95.11	177,250			(23,750)		153,500	153,500
2020	04/17/2020	04/16/2028	168.42	1,369,617			(53,925)		1,315,692	1,315,692
2020RMV	04/17/2020	04/16/2028	168.42	193,300			(14,125)		179,175	179,175
2021BE	04/30/2021	04/29/2029	64.76	1,032,606			(17,573)		1,015,033
2021RMV	04/30/2021	04/29/2029	64.76	226,296			(7,371)		218,925	109,258
2021ROW	04/30/2021	04/29/2029	64.76	667,496			(76,046)		591,450	295,498
2022 (A)	01/13/2022	12/1/2030	46.18	30,000					30,000	15,000
2022 (B)	01/26/2022	01/25/2030	50.00	1,000,000					1,000,000
2022BE	6/5/2022	5/5/2030	57.46	817,828			(13,596)		804,232
2022BE	5/8/2022	5/5/2030	51.58	78,000					78,000
2022RMV	6/5/2022	5/5/2030	57.46	203,464			(4,395)		199,069	49,672
2022ROW	6/5/2022	5/5/2030	57.46	705,500			(74,400)		631,100	157,661
2022ROW	5/8/2022	4/8/2030	51.58	60,000					60,000	15,000
2023BE	5/5/2023	4/5/2031	35.11	609,028			(15,778)		593,250
2023RMV	5/5/2023	4/5/2031	35.11	102,500			(2,500)		100,000
2023ROW	5/5/2023	4/5/2031	35.11	561,900			(65,000)		496,900
2023BE	06/15/2023	06/14/2031	38.58	200,000					200,000
2023ROW	11/17/2023	4/5/2031	32.99	20,000					20,000
2024BE	05/16/2024	05/15/2032	26.90	—	679,000		(11,202)		667,798
2024RMV	05/16/2024	05/15/2032	26.90	—	21,500				21,500
2024ROW	05/16/2024	05/15/2032	26.90	—	639,500		(37,500)		602,000
2024BE	1/10/2024	09/30/2032	25.88	—	3,500				3,500
2024ROW	1/10/2024	09/30/2032	25.88	—	37,500				37,500
Total				11,472,520	1,381,000	—	(547,911)	(394,500)	11,911,109	5,182,941

		Weighted
		average
		exercise
	Subscription rights	price (Euro)
Outstanding on December 31, 2021	8,579,837	€92.69
Exercisable on December 31, 2021	1,751,013	56.64

Granted and accepted during the period	3,127,239	54.71
Forfeited during the year	(607,430)	100.00
Exercised during the period	(282,790)	23.68
Expired during the year	—	—
Outstanding on December 31, 2022	10,816,856	€83.12
Exercisable on December 31, 2022	2,574,218	70.26

Granted and accepted during the period	1,538,400	35.53
Forfeited during the year	(544,676)	80.31
Exercised during the period	(61,560)	28.75
Expired during the year	(276,500)	49.00
Outstanding on December 31, 2023	11,472,520	€77.93
Exercisable on December 31, 2023	5,836,538	101.93

Granted and accepted during the period	1,381,000	26.87
Forfeited during the year	(547,911)	72.66
Exercised during the period	—	—
Expired during the year	(394,500)	46.10
Outstanding on December 31, 2024	11,911,109	€73.19
Exercisable on December 31, 2024	5,182,941	107.03

The table below sets forth the inputs into the valuation of the subscription rights.

	2024BE/ROW	2024BE	2024RMV/ROW	2023BE	2023RMV/ROW
	October 1	May 16	May 16	May 5 & June 15	May 5 & November 17
Weighted average exercise price (€)	€25.88	€26.90	€26.90	€35.97	€35.05
Weighted average share price at acceptance date (€)	€26.00	€23.80	€23.80	€38.53	€38.63
Weighted average fair value at the acceptance date (€)	€10.57	€9.78	€9.11	€16.61	€15.96
Weighted average historical (2024)/estimated (before 2024) volatility (%)	41.73	42.19	42.19	36.89	36.67
Weighted average expected life of the subscription rights (years)	5.28	6.22	5.44	6.14	5.38
Weighted average risk free rate (%)	2.17	2.56	2.58	2.77	2.74
Expected dividends	None	None	None	None	None

	2022 (A)	2022 (B)	2022BE	2022 RMV/ROW	2022BE/ROW
	January 13	January 26	May 6	May 6	August 6
Exercise Price (€)	€46.18	€50.00	€57.46	€57.46	€51.58
Weighted average share price at acceptance date (€)	€46.21	€56.67	€51.64	€51.64	€44.55
Weighted average fair value at the acceptance date (€)	€16.10	€24.53	€20.73	€18.92	€17.07
Weighted average historical (2024)/estimated (before 2024) volatility (%)	41.80	40.80	42.59	42.65	41.75
Weighted average expected life of the subscription rights (years)	4.72	5.95	6.37	5.36	5.68
Weighted average risk free rate (%)	(0.13)	0.67	1.33	1.26	2.70
Expected dividends	None	None	None	None	None

The exercise price of the subscription rights is determined pursuant to the applicable provisions of the Belgian Law of March 26, 1999.

The weighted average estimated volatility is calculated on the basis of the implied volatility of the share price over the weighted average expected life of the subscription rights. For the plans issued in 2024 we used the historical volatility.

The weighted average expected life of the subscription right is calculated as the estimated duration until exercise, taking into account the specific features of the plans. For the plans issued in 2024 we assumed an exercise at mid-point.

Our share based compensation expense in 2024 in relation to subscription right plans amounted to €19,886 thousand (2023: €56,718 thousand; 2022: €88,506 thousand), of which €17,685 thousand (2023: €36,628 thousand, 2022: €62,003 thousand) from continuing operations and €2,201 thousand (2023: €20,090 thousand, 2022: 26,503 thousand) from discontinued operations.

The following table provides an overview of the outstanding subscription rights per category of subscription right holders at December 31, 2024, 2023 and 2022.

Category

	December 31,
	2024	2023	2022

	(in number of subscription rights)
Members of the Board of Directors	7,500	7,500	75,000
Members of the Executive Committee	1,616,500	1,670,500	1,864,000
Personnel	10,287,109	9,794,520	8,877,856
Total subscription rights outstanding	11,911,109	11,472,520	10,816,856

The outstanding subscription rights at the end of the accounting period have an weighted average exercise price of €73.19 (2023: €77.93; 2022: €83.10) and a weighted average remaining expected life of 1,560 days (2023: 1,728 days; 2022: 1,914 days).

RESTRICTED STOCK UNITS RSUs

Each RSU represents the right to receive, at our discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date, in accordance with the terms and conditions of the relevant RSU program.

We currently have the following restricted stock unit (RSU) programs:

●	Plan 2020.I, Plan 2021.I and Plan 2022.I, Plan 2023.I and Plan 2024.I: these plans are intended to provide a long-term incentive to certain of our employees and members of the Executive Committee;
●	Plan 2020.II, Plan 2021.II, Plan 2021.IV, Plan 2022.II, Plan 2023.II and Plan 2024.II: these plans are designed with the aim to retain a specific group of our key employees and members of the Executive Committee whose retention is considered so important for our future performance that an additional incentive is desired. The beneficiaries are nominated by the Remuneration Committee and the Board of Directors approves the list of beneficiaries. The four-year vesting period is designed to be aligned with long-term shareholder interests;
●	Plan 2021.III and Plan 2022.III: these plans are intended to compensate employees who transferred from Gilead to us in the framework of the transfer of European commercialization rights for the long-term incentive plans within Gilead under which unvested RSU awards lapsed upon transfer out of the Gilead group. These employees received a one-time Restricted Stock Units grant from us.

The main characteristics of all these plans are as follows:

●	the RSUs are offered for no consideration;
●	generally four-year vesting period, with 25% vesting each year, except for some plans or some beneficiaries for which the RSUs will all vest at the same time three years after the offer date (bullet vesting); vest 50% after two years and 50% after three years or vest over three years with 34% vesting the first year and 33% in each of the remaining two years;
●	payout will be in cash or shares, at our discretion, it being understood that in respect of members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares;
●	any unvested RSUs are forfeited upon termination of service before the vesting date.

The table below sets forth a summary of RSUs outstanding at December 31, 2024, per RSU plan:

		Outstanding				Outstanding
		per	Granted	Forfeited	Paid in cash	per
	Offer	January 1,	during	during	during	December 31,
RSU plan	date	2024	year	year	year	2024
Plan 2020.I.	6/5/2020	5,191		(2,490)	(2,701)	—
Plan 2020.II.	7/5/2020	2,761		(239)	(2,522)	—
Plan 2021.I.	5/5/2021	42,829		(22,968)	(11,413)	8,448
Plan 2021.II.	5/6/2021	9,478		(4,739)	(2,708)	2,031
Plan 2021.III.	06/03/2021-08/06/2021	5,416		(5,416)		—
Plan 2021.IV.	09/24/2021	15,430		(7,715)	(7,715)	—
Plan 2022.I.	3/5/2022	103,308		(64,066)	(15,410)	23,832
Plan 2022.II.	5/05/2022 - 8/05/2022	106,128		(22,832)	(28,528)	54,768
Plan 2022.III.	7/6/2022	5,530		(5,530)		—
Plan 2023.I.	8/5/2023	366,582		(191,532)	(45,087)	129,963
Plan 2023.II.	05/09/2023 - 06/15/2023 - 11/17/2023	512,800		(108,471)	(116,704)	287,625
Plan 2024.I.	05/16/2024	—	588,216	(21,760)		566,456
Plan 2024.II.	05/16/2024 - 09/17/2024	—	251,872	(18,724)		233,148
Total		1,175,453	840,088	(476,482)	(232,788)	1,306,271

	2024	2023	2022

	(in number of RSUs)
Outstanding on January 1,	1,175,453	736,095	657,803

Granted during the year	840,088	920,510	470,273
Forfeited during the year	(476,482)	(270,474)	(172,885)
Paid in cash during the year	(232,788)	(210,678)	(219,096)
Outstanding on December 31,	1,306,271	1,175,453	736,095

The RSUs are measured based on the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the reporting period and they are re-measured at each reporting date. We recognize the corresponding expense and liability over the vesting period. The total liability relating to outstanding RSUs on December 31, 2024 amounted to €16.7 million (2023: €13.8 million, 2022: €12.9 million).

The following table provides an overview of the outstanding RSUs per category of RSU holders on December 31, 2024, 2023 and 2022.

	December 31,
	2024	2023	2022

	(in number of RSUs)
Members of the Executive Committee	564,034	438,738	332,038
Personnel	742,237	736,715	404,057
Total outstanding RSUs	1,306,271	1,175,453	736,095

33. Related parties

Relationship and transactions with entities with control of, or significant influence over, Galapagos

Gilead

Gilead exercises significant influence over us as from the equity subscription on August 23, 2019. As a result of the equity subscription we received a transparency notification from Gilead on August 28, 2019 confirming they held 22.04% of the then issued and outstanding shares of Galapagos.

By exercising Warrant A on November 6, 2019 Gilead increased its ownership in Galapagos to 25.10% of the then outstanding shares. Gilead further increased its ownership to 25.84% at December 31, 2019. Gilead’s ownership then diluted to 25.35% at December 31, 2023 and at December 31, 2024, due to one capital increase resulting from the exercise of subscription rights under employee subscription right plans in the course of 2023.

The presumption of significant influence is also confirmed by the fact that Gilead has the right, for as long as it holds more than 20% of Galapagos’ share capital, to appoint two Investor Board Designees to Galapagos’ Board of Directors, out of a total of nine.

The following table details our relation with Gilead:

	December 31,
	2024	2023	2022

	(Euro, in thousands)

Trade and other receivables (1)	€2,268	€5,198	€7,877
Trade and other payables	—	585

	Year ended December 31,
	2024	2023	2022

	(Euro, in thousands)

Revenues recognized related to the performance obligation for the drug discovery platform	€230,182	€230,242	€230,423
Revenues recognized related to the filgotinib performance obligation (2)	26,041	429,439	174,432
Royalty income related to the commercialization of filgotinib	10,604	9,466	10,726
Cost reimbursements related to the development of GLPG1690 (3)	128	299	411
Cross charges from and to Gilead relating to filgotinib (4)	—	3,643	(2,374)
Costs (-)/deduction of costs relating to our 50/50 profit/(cost) share mechanism (5)
included in sales and marketing expenses	—	—	31
included in research and development expenditure	—	—	(31)
Purchase of raw materials, semi-finished products and finished products of Jyseleca	€—	€—	€13,539

(1) Consisting on December 31, 2024 mainly of a royalties receivable of €2.2 million, consisting on December 31, 2023 of filgotinib development cost sharing receivables of €2.5 million and royalties receivables of €2.4 million, consisting on December 31, 2022 of €5.1 million of filgotinib development cost sharing receivables and €2.6 million royalties receivables.

(2) Upfront and milestone payments recognized in accordance with the percentage of completion of the underlying obligation.

(3) Shown as decrease of research and development expenditure.

(4) Net amount shown as an (increase)/decrease of research and development expenditure.

(5) Profit/cost share mechanism came to an end beginning of 2022.

As at December 31, 2023 we had two outstanding performance obligations under IFRS 15 towards Gilead, being the performance obligation related to our drug discovery platform and the performance obligation relating to filgotinib before its transfer to Alfasigma on January 31, 2024, following the closing of the transaction for the transfer of the Jyseleca® business. The remaining deferred income for the performance obligation relating to filgotinib, amounting to €26.3 million at December 31, 2023, was recognized in revenue in 2024. The outstanding deferred income balance at December 31, 2024 for the drug discovery platform amounted to €1.1 billion.

A detailed explanation of our transactions with Gilead in 2022, 2023 and 2024 can be found in the section of this annual report titled “Item 4 – Information on the Company”, subsection “Collaborations”.

There are no other shareholders or other entities who, solely or jointly, control us or exercise significant influence over us.

Relationship and transactions with subsidiaries

Please see note 34 for an overview of the consolidated companies of the group, which are all wholly-owned subsidiaries of Galapagos NV.

Relationship and transactions with key management personnel

Our key management personnel consists of the members of the Executive Committee and members of the Board of Directors. All amounts mentioned in this section are based on expenses recognized in the financial statements for the relevant financial year.

Remuneration of key management personnel

On December 31, 2024, our Executive Committee had four members: Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), Mr. Thad Huston, Ms. Valeria Cnossen and Ms. Annelies Missotten. They provide their services to us on a full-time basis.

On December 31, 2024, our Board of Directors consisted of nine members: Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), Mr. Simon Sturge, Dr. Susanne Schaffert, Mr. Peter Guenter, Mr. Andrew Dickinson, Dr. Linda Higgins, Dr. Elisabeth Svanberg, Mr. Jérôme Contamine and Mr. Oleg Nodelman.

During its meeting of March 26, 2024, the Board of Directors appointed Mr. Andrew Dickinson by cooptation as a Non-Executive Independent Director effective March 27, 2024, replacing Mr. Daniel O’Day who stepped down on March 26, 2024. Mr. Andrew Dickinson’s appointment has been confirmed by the shareholders at our Annual Shareholders’ Meeting of April 30, 2024.

During its meeting of October 6, 2024, the Board of Directors appointed Mr. Oleg Nodelman by cooptation as a Non-Executive Independent Director effective October 7,2024, replacing Dr. Dan Baker who stepped down on October 6, 2024.

Mr. Oleg Nodelman’s appointment will be submitted to the confirmation of our Annual Shareholders’ Meeting which will be held on April 29, 2025.

Effective from January 1, 2020, we no longer grant any subscription rights to members of the Board of Directors, taking into account the stricter rules of the Belgian Companies Code and 2020 Corporate Governance Code. Prior to 2020, Board members were granted subscription rights.

Effective from April 26, 2022, our new CEO, Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, has been appointed as the Chair of the Board of Directors of Galapagos. The CEO will only be remunerated for the performance of its executive functions as CEO and is not entitled to any additional remuneration for its mandates of Chair of the Board of Directors or of any Committee.

The remuneration package of the members of key management personnel comprises:

	Year ended December 31,
	2024	2023	2022
Remuneration of key management personnel:
Euro, in thousands (except for the number of subscription rights and RSUs)
Short-term benefits to executive Committee members as a group (1)	€3,279	€3,902	€3,444
Board fees for members of the Board of Directors	859	749	740
Post-employment benefits (2)	186	209	240
Severance package (3)	—	3,150	—
Subscription rights granted in the year
Number of subscription rights granted in the year to Executive Committee members as a group	185,000	325,000	1,124,000
Total cost of subscription rights granted in the year under IFRS 2	€1,765	€5,163	€27,010
Number of RSUs granted in the year
Total number of RSUs granted in the year to Executive Committee members as a group (1)(4)	299,516	331,066	200,478

(1) Mr. Onno Van de Stolpe was our CEO and Executive Committee member until March 31, 2022, Dr. Andre Hoekema was our CBO and Executive Committee member until October 31, 2022 and Dr. Walid Abi-Saab was our CMO and Executive Committee member until December 31, 2022. Their (prorated) remuneration and benefits are included in the overview for the financial year 2022. Effective as of April 1, 2022, Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, is our CEO and Chair of the Executive Committee. His (prorated) remuneration is included in the overview for the financial years 2022 and 2023. Mr. Bart Filius was a member of the Executive Committee until June 30, 2023 and Mr. Michele Manto was a member of the Executive Committee until December 31, 2023. Their (prorated) remuneration and benefits are included in the overview for the financial years 2022 and 2023. Ms. Valeria Cnossen and Ms. Annelies Missotten were members of the Executive Committee as of January 1, 2023. Mr. Thad Huston was a member of the Executive Committee as of July 1, 2023. Their (prorated) remuneration and benefits are included in the overview for the financial year 2023.

(2) Only Executive Committee members receive post-employment benefits.

(3) In 2022, an amount of €689 thousand was paid to Dr. Wigerinck and Mr. Van de Stolpe in accordance with the severance packages awarded to them in 2021. In 2023, we disclose Mr. Filius' severance package. The reported amount for 2023 consists of an amount paid to Mr. Filius in accordance with the severance package awarded to him as well as an amount paid in 2023 in accordance with the severance package awarded to Mr. Van de Stolpe in 2021.

(4) This is the sum of the RSUs awarded during the respective financial year, excluding the RSUs representing the deferred portion of the bonus for 2022 in FY2022, and for 2023 in FY2023 (each time to be granted in the following financial year). Only Executive Committee members were awarded RSUs.

OTHER

No loans, quasi-loans or other guarantees were given by us or any of our subsidiaries to members of the Board of Directors and of the Executive Committee. We have not entered into transactions with our key management personnel, other than as described above with respect to remuneration arrangements relating to the exercise or termination of their mandates as members of the Executive Committee and the Board of Directors.

34. Consolidated companies as of December 31, 2024

		Year ended December 31,
		2024		2023	2022
Name of the subsidiary	Country	% voting right Galapagos NV (directly or indirectly through subsidiaries)	Change in % voting right previous period (2024 vs 2023)	% voting right Galapagos NV (directly or indirectly through subsidiaries)	% voting right Galapagos NV (directly or indirectly through subsidiaries)

CONTINUING OPERATIONS
GLPG US Inc. (formerly AboundBio Inc.)	United States	100%		100%	100%
CellPoint B.V. (till 11/30/2023)	The Netherlands	100%		100%	100%
Galapagos B.V. (merged with CellPoint B.V.)	The Netherlands	100%		100%	100%
Galapagos GmbH	Switzerland	100%		100%	100%
GLPG US Holding Inc. (formerly Galapagos, Inc.)	United States	100%		100%	100%
Galapagos NV	Belgium	Parent company		Parent company	Parent company
Galapagos Real Estate Belgium BV (former Galapagos Real Estate 1 BV)	Belgium	100%		100%	100%
Galapagos Real Estate Netherlands B.V.	The Netherlands	100%		100%	100%
Galapagos U.K. Limited	United Kingdom	100%	100%	0%	0%
Galapagos SASU	France	100%		100%	100%
Xenometrix, Inc. in liquidation	United States	100%		100%	100%
Galapagos Holding PTE. LTD.	Singapore	100%	100%	0%	0%

DISCONTINUED OPERATIONS
Galapagos Biopharma Belgium BV	Belgium	0%	-100%	100%	100%
Galapagos Biopharma Netherlands B.V.	The Netherlands	0%	-100%	100%	100%
Galapagos Biopharma Spain S.L.U.	Spain	0%	-100%	100%	100%
Galapagos Biopharma Italy S.r.l.	Italy	0%	-100%	100%	100%
Galapagos Biopharma Germany GmbH	Germany	0%	-100%	100%	100%
Galapagos Biopharma Sweden AB	Sweden	0%	-100%	100%	100%
Galapagos Biopharma Norway AS	Norway	0%	-100%	100%	100%
Galapagos Biopharma Finland Oy	Finland	0%	-100%	100%	100%
Galapagos Biopharma Denmark ApS	Denmark	0%	-100%	100%	100%
Galapagos Biopharma Austria GmbH	Austria	0%	-100%	100%	100%
Galapagos Biopharma Ireland Ltd	Ireland	0%	-100%	100%	100%
Galapagos Biotech Ltd (formerly Inpharmatica Ltd.)	United Kingdom	0%	-100%	100%	100%

There are no significant restrictions on the group’s ability to access or use assets and settle liabilities of one of the group’s subsidiaries.

In December 2024, we signed a share purchase agreement regarding the shares of Galapagos Real Estate Belgium BV. We expect closing of this transaction to occur by March 31, 2025.

On January 7, 2025, we incorporated Galapagos (Shanghai) Bioscience Co., Ltd., in the People’s Republic of China, and on February 14, 2025 we incorporated XYZ SpinCo NV.

35. Financial risk management

Financial risk factors

Our financial risks are managed centrally. Our finance department coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning our activities. These relate to the following financial markets risks: credit risk, liquidity risk, currency risk and interest rate risk. Our interest rate risk is limited because we have no financial debt. In case of decreasing interest rates we will face a reinvestment risk on our strong cash and cash equivalents and financial investments balance. We do not buy or trade financial instruments for speculative purposes.

Categories of financial assets and liabilities (the below table does not contain the financial assets and liabilities included in the disposal group held for sale – reference is made to note 5 for more information):

	December 31,
	2024	2023	2022	Notes

	(Euro, in thousands)
Financial assets held at fair value through other comprehensive income
Equity instruments	€52,941	€—	€—	16

Financial assets held at fair value through profit or loss
Equity instruments	—	13,575	—	16
Contingent consideration receivable	47,207	—	—	5
Financial investments	1,484,599	1,316,805	1,292,514	21
Financial assets at amortized cost
Financial investments	1,768,917	2,200,893	2,293,431	21
Escrow account	41,163	—	—	5
Cash and cash equivalents	64,239	166,803	508,117	22
Restricted cash (current and non-current)	1,985	5,533	4,569	17
Other non-current assets	1,266	318	1,209	17
Trade receivables	32,471	17,494	28,194	20
Total financial assets	€3,494,788	€3,721,421	€4,128,033

Financial liabilities held at fair value through profit or loss
Current financial instruments	€5	€—	€19	26
Current contingent consideration related to milestones CellPoint	—	—	8,485	26
Non-current contingent consideration related to milestones CellPoint	20,576	20,972	13,582	26
Financial liabilities at amortized cost
Trade liabilities	64,230	87,966	68,928	26
Lease liabilities	11,722	9,596	21,901	25
Current deferred consideration payable CellPoint	—	—	6,222	26
Total financial liabilities	€96,533	€118,534	€119,137

The carrying amounts of trade and other payables and trade and other receivables are considered to be the same as their fair values, due to their short-term nature.

Financial assets held at fair value through other comprehensive income

Financial assets held at fair value through other comprehensive income consisted of equity instruments of non-listed companies.

We have no restrictions on the sale of these equity instruments and the assets are not pledged under any of our liabilities.

The fair value of the equity instruments in the non-listed companies has been determined mainly by reference to the initial transaction price (classified as level 3 in the fair value hierarchy).

Financial assets held at fair value through profit or loss

Financial assets held at fair value through profit or loss consisted of current financial investments and contingent consideration receivable.

Current financial investments include money market funds in EUR and USD, which all classify for level 1 fair value measurement.

Liquidity risk

Financial investments and cash and cash equivalents amounted to €3,317.8 million on December 31, 2024. Management forecasts our liquidity requirements to ensure that we have sufficient cash to meet operational needs. We have no credit lines. Such forecasting is based on realistic assumptions with regards to royalties, milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

All our and cash and cash equivalents have only an insignificant liquidity risk as they are all convertible upon a maximum three month notice period and without incurring a significant penalty in normal market circumstances.

Credit risk

The term “credit risk” refers to the risk that counterparty will default on its contractual obligations resulting in financial loss for us.

We grant credit to our clients in the framework of our normal business activities. Usually, we require no pledge or other collateral to cover the amounts due. All our receivables are considered collectable, except for two invoices for a total amount of €9.6 million, for which we recorded a provision for expected credit losses.

We did not account for a provision for expected credit losses relating to all our other trade and other receivables given that there is no history of material credit losses, nor does forward looking information reveals any potential risks and due to the high quality nature of our customers.

Aging balance of receivables that are due, but that are still considered collectable:

	December 31,
	2024	2023	2022

	(Euro, in thousands)
60 - 90 days	€552	€3	€424
90 - 120 days	24	3	208
more than 120 days	€19	€117	€473

Our cash and cash equivalents are invested primarily in current, notice and term accounts. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted at the beginning of the term. Our financial investments are also kept within different financial institutions and include term deposits, money market funds and treasury bills with an AAA rating. The money market funds are invested in a well-diversified portfolio of highly rated assets.

Interest rate risk

The only variable interest-bearing financial instruments are cash and cash equivalents and financial investments.

Changes in interest rates may cause variations in interest income and expenses resulting from short term interest-bearing assets.

Effect of interest rate fluctuation

A 100 basis point increase in interest rates at balance sheet date would have increased profit or loss, and equity, by approximately €33.2 million (2023: €36.8 million; 2022: €40.9 million); a 100 basis point decrease in interest rates would have decreased profit or loss, and equity, by approximately €33.2 million (2023: €36.8 million; 2022: €40.9 million). These scenarios assume our entire cash portfolio would immediately reprice at the new interest rates.

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

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	December 31,
	2024	2023	2022

Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(70,387)	€(78,013)	€(85,140)
Increase in Euros - GB Pounds	31	666	960
Increase in Euros - CH Francs	280	385	557

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents and financial investments held in U.S. dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of financial investments, cash and cash equivalents, and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

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

36. Auditor’s remuneration

The statutory auditor’s fees for carrying out its mandate at group level amounted to €1,063.9 thousand in 2024 which includes audit services for an amount of €203.3 thousand related to the Alfasigma transaction and the Adaptimmune contract (2023: €1,124.0 thousand). Audit-related fees, which generally the auditor provides, amounted to €17.2 thousand in 2024 (2023: €20.2 thousand). Other fees related to non-audit services executed by the statutory auditor amounted to €88.9 thousand in 2024 (2023: €6.6 thousand) and related to ESG reporting. Other fees related to non-audit services executed by persons related to the statutory auditor amounted to nil in 2024 (2023: nil). Tax fees amounted to €49.5 thousand in 2024 (2023: €68.0 thousand) related to tax assistance relating to personal payroll taxes related to prior year filings. The Audit Committee and the Board of Directors are of the opinion that these non-audit services do not affect the independence of the statutory auditor in the performance of his audit. The abovementioned additional fees were fully approved by the Audit Committee in accordance with article 3:64 of the Belgian Code of Companies and Associations.

37. Events after balance sheet date

On January 8, 2025, we announced that we entered into a separation agreement with Gilead pursuant to which we intend to spin-off a portion of our current cash balance as well as our rights and obligations under certain agreements with Gilead into a newly incorporated entity, SpinCo (to be named later) (the “Separation”). The Separation will be conducted in accordance with the relevant provisions of the Belgian Companies and Associations Code. Completion of the Separation is contingent upon the approval of the partial demerger by an Extraordinary Shareholders’ Meeting of Galapagos, as well as certain other customary conditions. The Separation is expected to occur by mid-2025. This was assessed to be a non-adjusting subsequent event for the consolidated financial statements of the year ended December 31, 2024.

•SpinCo will be a newly formed company with approximately €2.45 billion in current Galapagos cash.

• SpinCo intends to apply for listing on Euronext Brussels, Euronext Amsterdam, and Nasdaq, with all our shareholders receiving SpinCo shares on a pro rata basis, proportional to their ownership of Galapagos shares as of a record date to be established.

•As of the separation, the global Option, License and Collaboration Agreement with Gilead (OLCA) will be assumed by SpinCo.

•Galapagos will have approximately €500 million in cash at the expected time of the spin-off of SpinCo. To advance our goal of becoming a global leader in cell therapy in oncology and as part of our focused strategy and optimized capital allocation, we also announced our plans to discontinue our small molecule discovery programs and seek potential partners to take over our small molecules’ assets.

On January 8, 2025, we agreed with Gilead in the framework of this intended separation, that we will assign the option, license and collaboration agreement to the newly formed SpinCo as of the effective date of the separation. As of the separation, we will be released from the collaboration and will have full global development and commercialization rights to our pipeline, which will no longer be subject to Gilead’s opt-in rights under the OLCA, subject to payment of single digit royalties to Gilead on net sales of certain products. The applicable royalty rates will be subject to customary step downs and adjustments. The royalty term will continue until the later of the expiration of the last Galapagos patent covering the product, the expiration of regulatory exclusivity, or twenty years after the separation date. In the framework of this intended separation, Gilead has furthermore agreed to waive its rights under the option, license and collaboration agreement with respect to all of our and our affiliates' small molecule research and development activities and programs. This waiver allows us to wind down, license, divest, partner, or take other similar actions in respect of the small molecule programs without Gilead's consent or veto. Gilead will not receive any royalties, proceeds, payments, or other consideration arising from these actions.

Upon completion of the separation, we intend to release through revenue a significant part of the remaining deferred income balance allocated to the Gilead exclusive access rights to our drug discovery platform, as we will be released from our performance obligation under the Option, license and Collaboration Agreement (OLCA). We intend to re-qualify a portion of deferred income balance as a financial liability resulting from the Separation measured at fair value under IFRS 9 for the future royalties payables to Gilead. This financial liability will subsequently be measured at fair value through profit or loss at each reporting period.

We concluded that no accounting liability resulting from the OLCA will be transferred from Galapagos to SpinCo at the time of the completion of the Separation.

We intend to reorganize our business to focus on long-term value creation in cell therapy in oncology. This is anticipated to lead to a reduction of approximately 300 positions across the organization in Europe, representing 40% of our employees. This reorganization would result in meaningful reductions in staff in Belgium and the closure of the site in France. We would continue to operate from our main hubs in Princeton and Pittsburgh in the United States, and from Leiden, Netherlands, and Mechelen, Belgium. At the time of this annual report, the estimated restructuring costs for the restructured staff amount to €57 million.

Further quantitative impacts resulting from the transaction, including total transaction costs, will be disclosed in future reporting periods when those impacts will be known.

We will provide transitional services to SpinCo on a cost-plus basis during a reasonable period after the separation to facilitate SpinCo's operations and allow it to operate on a stand-alone basis as soon as reasonably possible.

EXHIBIT INDEX

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

1.1#	Articles of Association April 30, 2024 (English translation)
2.1	Form of Deposit Agreement	Form F-1/A	333-203435	4.1	04/30/2015
2.2	Form of American Depositary Receipt	424(b)3	333-203584	A	10/15/2018
2.3#	Description of Securities
4.1	Lease dated June 30, 1999 between the registrant and Innotech N.V., as amended (English translation)	Form F-1	333-203435	10.1	04/15/2015
4.2†	Warrant Plans (English translation)	Form F-1/A	333-203435	10.3	05/11/2015
4.6##	Sale & Purchase Agreement dated March 13, 2014 between the registrant and Charles River Laboratories Holding Limited, as amended	Form F-1	333-203435	10.7	04/15/2015
4.7†	Warrant Plan 2015 (B) (English translation)	Form S-8	333-208697	99.1	12/22/2015
4.8**	License and Collaboration Agreement dated December 16, 2015 by and between the registrant and Gilead Biopharmaceutics Ireland Unlimited Company	Form 6-K	001-37384	10.1	01/19/2016
4.10†	Warrant Plan 2016 (English translation)	Form S-8	333-211834	99.1	06/03/2016
4.11†	Warrant Plan 2016 (B) (English translation)	Form S-8	333-215783	99.1	01/27/2017
4.12†	Warrants Plans 2015 RMV and 2016 RMV (English translation)	Form 20-F	001-37384	4.12	03/23/2017
4.13	Lease Addendum dated April 28, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.13	03/23/2017
4.14†	Warrant Plan 2017 (English translation)	Form S-8	333-218160	99.1	05/22/2017
4.15†	Warrant Plan 2017 RMV (English translation)	Form 20-F	001-37384	4.15	03/23/2018
4.16	Lease Addendum dated December 12, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.16	03/23/2018
4.17	Lease Addendum dated July 3, 2017 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.17	03/23/2018
4.18	Lease Addendum dated June 6, 2018 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.18	03/29/2019
4.19	Lease Addendum dated June 20, 2018 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.19	03/29/2019
4.20†	Warrant Plan 2018 (English translation)	Form S-8	333-225263	99.1	05/29/2018

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

4.21†	Warrant Plan 2018 RMV (English translation)	Form 20-F	001-37384	4.21	03/29/2019
4.22†	Warrant Plan 2019 (English translation)	Form S-8	333-231765	99.1	05/24/2019
4.23†	Warrant Plan 2019 RMV (English translation)	Form S-8	333-231765	99.2	05/24/2019
4.24##	Option, License and Collaboration Agreement dated as of July 14, 2019 by and between the registrant and Gilead Sciences, Inc.	Form 6-K	001-37384	99.2	08/29/2019
4.25##	Amended and Restated License and Collaboration Agreement dated as of August 23, 2019 by and between the registrant and Gilead Biopharmaceutics Ireland UC	Form 6-K	001-37384	99.3	08/29/2019
4.26	Subscription Agreement relating to ordinary shares in the registrant dated as of July 14, 2019 by and between the registrant and Gilead Therapeutics A1 Unlimited Company	Form 6-K	001-37384	99.4	08/29/2019
4.27†	RSU Discretionary Plan 2019	Form 20-F	001-37384	4.27	03/27/2020
4.28†	RSU Retention Plan 2019	Form 20-F	001-37384	4.28	03/27/2020
4.29†	RSU Transaction Bonus Plan 2019	Form 20-F	001-37384	4.29	03/27/2020
4.30	Lease Addendum dated July 1, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.30	03/27/2020
4.31	Lease Addendum dated October 17, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.31	03/27/2020
4.32	Deed of purchase between the registrant and NMBS (English translation)	Form 20-F	001-37384	4.32	03/27/2020
4.33†	Subscription Right Plan 2020 (English translation)	Form S-8	333-249416	99.1	10/09/2020
4.34†	Subscription Right Plan 2020 RMV (English translation)	Form 20-F	001-37384	4.34	03/25/2021
4.35†	Plan 2020.I – RSU Long-Term Incentive Plan 2020	Form 20-F	001-37384	4.35	03/25/2021
4.36†	Plan 2020.II – RSU Retention Plan 2020	Form 20-F	001-37384	4.36	03/25/2021
4.37	Lease Addendum dated March 9, 2020 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.37	03/25/2021
4.38	Lease Addendum dated July 28, 2020 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.38	03/25/2021
4.39	Lease Addendum dated December 18, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.39	03/25/2021
4.40†	Subscription Right Plan 2021 BE (English translation)	Form S-8	333-260500	99.2	10/26/2021

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

4.41†	Subscription Right Plan 2021 RMV (English translation)	Form S-8	333-260500	99.3	10/26/2021
4.42†	Subscription Right Plan 2021 ROW (English translation)	Form S-8	333-260500	99.1	10/26/2021
4.43†	Plan 2021.I – RSU Long-Term Incentive Plan 2021	Form 20-F	001-37384	4.43	03/24/2022
4.44†	Plan 2021.II – RSU Retention Plan 2021	Form 20-F	001-37384	4.44	03/24/2022
4.45†	Plan 2021.III – RSU GSI Replacement Plan 2021	Form 20-F	001-37384	4.45	03/24/2022
4.46†	Plan 2021.IV – RSU Retention Plan 2021	Form 20-F	001-37384	4.46	03/24/2022
4.47†	Subscription Right Plan 2022 (A) (English translation)	Form 20-F	001-37384	4.47	03/23/2023
4.48†	Subscription Right Plan 2022 (B) (English translation)	Form 20-F	001-37384	4.48	3/23/23023
4.49†	Subscription Right Plan 2022 BE (English translation)	Form S-8	333-268756	99.2	12/12/2022
4.50†	Subscription Right Plan 2022 RMV (English translation)	Form S-8	333-268756	99.3	12/12/2022
4.51†	Subscription Right Plan 2022 ROW (English translation)	Form S-8	333-268756	99.1	12/12/2022
4.52#†	Plan 2022.I – RSU Long-Term Incentive Plan 2022 (English translation)	Form 20-F	001-37384	4.52	3/23/2023
4.53#†	Plan 2022.II – RSU Retention Plan 2022 (English translation)	Form 20-F	001-37384	4.53	3/23/2023
4.54#†	Plan 2022.III – RSU GSI Replacement Plan 2022 (English translation)	Form 20-F	001-37384	4.54	3/23/2023
4.55#	Lease Addendum dated May 5, 2022 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.55	3/23/2023
4.56#	Lease Addendum dated October 28, 2022 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.56	3/23/2023
4.57#†	Plan 2023.I – RSU Long-Term Incentive Plan 2023 (English translation)	Form 20-F	001-37384	4.57	3/28/2024
4.58#†	Plan 2023.II – RSU Retention Plan 2023 (English translation)	Form 20-F	001-37384	4.58	3/28/2024
4.59#†	Subscription Right Plan 2023 BE (English translation)	Form S-8	333-275886	99.2	12/04/2023
4.60#†	Subscription Right Plan 2023 RMV (English translation)	Form S-8	333-275886	99.3	12/04/2023
4.61#†	Subscription Right Plan 2023 ROW (English translation)	Form S-8	333-275886	99.1	12/04/2023
4.62##**	Gilead Transition and Amendment Agreement of April 3, 2021	Form 6-K	001-37384	99.3	5/11/2021

Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

4.63†	Subscription Right Plan 2024 BE (English translation)	Form S-8	333-283361	99.2	11/20/2024
4.64†	Subscription Right Plan 202 RMV (English translation)	Form S-8	333-283361	99.3	11/20/2024
4.65†	Subscription Right Plan 2024 ROW (English translation)	Form S-8	333-283361	99.1	11/20/2024
4.66#†	Plan 2024.I – RSU Long-Term Incentive Plan 2024 (English translation)
4.67#†	Plan 2024.II – RSU Exceptional Plan 2024 (English translation)
4.68#	Remuneration Policy, approved by our Annual Shareholders’ Meeting of April 30, 2024
4.69#	Transfer Agreement dated January 7, 2025 between the registrant and Gilead Sciences, Inc.
4.70##**	Separation Agreement dated January 7, 2025 between the registrant and Gilead Sciences, Inc.	Form 6-K	001-37384	99.1	12/02/2025
8.1#	List of subsidiaries of the registrant
11.1#	Dealing Code (Insider Trading Policy)
12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a 14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a 14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1#	Consent of Deloitte Bedrijfsrevisoren BV
15.2#	Consent of BDO Bedrijfsrevisoren BV
97.1	Compensation Recovery Policy
101.INS#	Inline XBRL Instance Document
101.SCH#	Inline XBRL Taxonomy Extension Schema Document

Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

101. CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: March 27, 2025

