Form 20-F
period 2025-12-31
GALAPAGOS NV
filed 2026-03-26
CIK 1421876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Henry Gosebruch

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

Ordinary shares, no nominal value per share: 65,897,071 as of December 31, 2025

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

Our audited consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards, as issued by the International Accounting Standards Board (the “IASB”). Our consolidated financial statements are presented in euros. All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted. Throughout this annual report, references to “ADSs” mean American Depositary Shares or ordinary shares represented by American Depositary Shares, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the” Exchange Act”), that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our business development strategy, including statements regarding potential partnering or acquisition opportunities, including any transactions in partnership with Gilead Sciences, Inc. (“Gilead”), and the expected benefits of such opportunities and partnership;
●	the wind-down of our cell therapy activities, including statements regarding the expected costs and benefits of such wind-down, the anticipated reduction in work force and related site closure;
●	the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development (“R&D”) programs;
●	our product candidates and partnered programs, and any of our future product candidates or approved products, if any;
●	the expected timing, design and readouts of our ongoing and planned preclinical studies and clinical trials, including but not limited to (i) GLPG3667 in systemic lupus erythematosus (“SLE”) and dermatomyositis (“DM”);
●	recruitment for trials and interim or topline results for trials and studies in our portfolio, statements regarding the potential attributes and benefits of our product candidates;
●	our ability to advance our product candidates into, and successfully complete, clinical trials;
●	our reliance on the success of GLPG3667 and any future product candidates;
●	the timing or likelihood of regulatory filings and approvals;

●	our ability to develop sales and marketing capabilities;
●	the commercialization of our product candidates, if approved;
●	the pricing and reimbursement of our product candidates, if approved;
●	the implementation of our business model, strategic plans for our business, product candidates and technology;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;
●	our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties;
●	cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims;
●	regulatory developments in the United States, Europe, and other jurisdictions;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
●	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;
●	our ability to maintain and establish collaborations or obtain additional grant funding;
●	the rate and degree of market acceptance of our product candidates if approved by regulatory authorities;
●	our financial performance;
●	developments relating to our competitors and our industry, including competing therapies;
●	our ability to effectively manage and anticipate growth;
●	our ability to attract and retain qualified employees and key personnel;
●	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements, and share performance; and
●	other risks and uncertainties, including those listed in the section of this annual report titled “Item 3.D.—Risk Factors.”

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

Summary of risks

We have a limited history of operating our current business, which makes it difficult to assess our future prospects and financial results.

With the exception of the years ended December 31, 2019, 2023, 2024 and 2025, we have incurred significant operating losses since our inception and anticipate that we will incur significant operating losses for the foreseeable future.

We may require substantial additional funding, which may not be available to us on acceptable terms, or at all.

Our corporate transformation, including our pipeline prioritization efforts and the potential associated headcount reduction, may not be successful and may not yield the desired results.

The wind-down of our cell therapy activities is subject to various risks and uncertainties and may not be completed in a timely manner on terms favorable to us, or at all.

We may be unsuccessful in identifying and implementing any strategic transaction. Even if we successfully consummate a strategic transaction, we may fail to realize the anticipated benefits of the transaction, those benefits may take longer to realize than expected or we may encounter integration difficulties.

Any strategic transaction would likely require us to negotiate amended terms of our Option, License and Collaboration Agreement with Gilead, dated as of July 14, 2019 (the “OLCA”), and there can be no assurance that we will be able to successfully negotiate amended terms to this arrangement.

Because of our limited resources, we face significant competition for strategic transaction opportunities, and it may be more difficult for us to complete any strategic transaction.

Our ability to consummate a strategic transaction depends on our ability to retain our employees required to consummate such transaction and further develop and, if approved, commercialize any product candidate acquired in such transaction.

We are substantially dependent on the successful implementation of our business development strategy to acquire, license or otherwise invest in product candidates and on the eventual approval and commercialization of such product candidates.

Following any wind-down of our cell therapy activities and until such time, if ever, as we are able to acquire or develop additional product candidates, we will be substantially dependent on the success of our only product candidate, GLPG3667. We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

Due to our limited resources and access to capital, we have prioritized the development of certain product candidates and may have forgone the opportunity to capitalize on product candidates or indications that may ultimately have been more profitable or for which there was a greater likelihood of success.

The regulatory approval processes of the United States Food and Drug Administration (the “FDA”), the European Medicines Agency (the “EMA”), the Medicines and Healthcare products Regulatory Agency (the “MHRA”), the Ministry of Health, Labour and Welfare (the “MHLW”)/ the Pharmaceuticals and Medical Devices Agency (the “PMDA”), and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, which may affect the commercial viability of our products or product candidates in development. The uncertainties of the aforementioned approval processes may impact, or impede, our go-to-market strategy. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

Interim, topline or preliminary data from any preclinical studies or clinical trials that we conduct may change as more data become available and is subject to audit and verification procedures that could result in material changes in the final data.

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

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expenses and timing delays. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

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

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following marketing approval, if any.

Our clinical trials or those of any of our collaborators may reveal significant adverse events not seen in our preclinical studies or earlier clinical trials and result in safety profiles that could inhibit regulatory approvals or market acceptance of any of our product candidates.

Delays in obtaining regulatory approval of manufacturing processes and facilities or disruptions in manufacturing processes may delay or disrupt our commercialization efforts.

The commercial success of any future products will depend upon the degree of market acceptance by physicians, healthcare payers, patients and the medical community.

We are heavily dependent upon our global collaboration agreements with Gilead and certain other third parties for the development and commercialization of our products and there can be no assurance that these arrangements will deliver the benefits we expect.

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

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Our inability to protect our intellectual property or failure to maintain the confidentiality and integrity of data or other sensitive company information, due to cyber-attacks or other events, could have a material adverse effect on our business.

Our future success depends on our ability to retain the members of our Executive Committee and to attract, retain and motivate qualified personnel, consultants and advisors. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

If we are unable to use tax loss carryforwards to reduce future taxable income or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected, as a result of financial rules and/or regulations outside our control.

Our shareholders residing in countries other than Belgium may be subject to double withholding taxation with respect to dividends or other distributions made by us.

We believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the 2025 taxable year and may be a PFIC in the current or subsequent taxable years, which could result in adverse U.S. tax consequences to certain U.S. holders.

We believe that we were not a controlled foreign corporation (“CFC”), for U.S. federal income tax purposes for the 2025 taxable year. If we were to qualify as a CFC, this could result in adverse U.S. federal income tax consequences to certain U.S. holders.

We may be forced to repay the technological innovation grants if we fail to comply with our contractual obligations under the applicable grant agreements.

We may be exposed to significant foreign exchange risk.

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

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, shareholders’ only opportunity to achieve a return on their investment during that time is if the price of the ordinary shares and ADSs appreciates.

We are a Belgian public limited liability company, and shareholders of our Company may have different and in some cases more limited shareholder rights than shareholders of a U.S. listed corporation.

Takeover provisions in Belgian law may make a takeover difficult.

Holders of the ADSs are not treated as shareholders of our Company, do not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

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

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs or our ordinary shares

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

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

C.     Reasons for the offer and use of proceeds

Not applicable.

D.     Risk factors

Our business is subject to significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), including the following risk factors which we face, and which are faced by our industry. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks related to our financial position and need for additional capital

We have a limited history of operating our current business, which makes it difficult to assess our future prospects and financial results.

Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been generally limited to developing our technology and undertaking preclinical studies and clinical trials of our investigational product candidates. We may not have the ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical sector. In 2020, we transitioned from a clinical-stage to a commercial-stage Company following marketing authorization of Jyseleca® (filgotinib) for the treatment of rheumatoid arthritis in the European Union and Japan. However, in January 2024, we announced the completion of the transaction to transfer the Jyseleca® business to Alfasigma. As a result, we became a clinical-stage Company in the field of oncology and immunology.

In January 2025, we announced our intention to separate into two publicly traded entities resulting in the discontinuation of our small molecules oncology and immunology discovery programs that would have impacted approximately 300 positions across our sites in Europe. In May 2025, a strategic update regarding the separation was issued. Following regulatory and market developments, our Board of Directors decided to re-evaluate the previously proposed separation and to explore all strategic alternatives for our cell therapy activities. In October 2025, we announced our intention to wind down our cell therapy activities, following a comprehensive review of strategic alternatives including a potential divestiture. After the completion of the works council processes in Belgium and the Netherlands, we announced that the Board of Directors decided to initiate the wind-down in January 2026. As a result, all cell therapy activities will be wound down and approximately 365 employees across our sites in Europe and the U.S. will be impacted. We additionally determined to focus on strategic business development transactions and have adjusted our pipeline prioritization strategy and resource allocation in order to enable the acquisition of product candidates that we believe to have commercial potential. We have limited historical profit from product sales and limited historical data on product revenues, which sales and revenues are not reflective of our current pipeline or business. We have also operated under this business strategy for a limited period of time, and consequently, we have no meaningful operations upon which to evaluate our business. As such, the ability to predict our future operating results or business prospects is necessarily more limited than if we had a longer operating history or approved products on the market.

With the exception of the years ended December 31, 2019, 2023, 2024 and 2025, we have incurred significant operating losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

With the exception of the years ended December 31, 2019, 2023, 2024 and 2025, including our discontinued operations, we have incurred significant operating losses since our inception in 1999. We reported a net profit of €211.7 million for the year ended December 31, 2023, a net profit of €74.1 million for the year ended December 31, 2024, and a net profit of €320.9 million for the year ended December 31, 2025. Our profit for the year ended December 31, 2025 was primarily due to the release in revenue of the remaining deferred income balance related to the OLCA for €1,069.0 million. Our losses resulted principally from costs incurred in R&D, preclinical testing, clinical development of our product and our product candidates, as well as costs incurred for research programs, pre-commercial activities, commercial activities (as of 2020), and from general and administrative costs associated with our operations. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital. We expect to continue incurring significant research, development, and other expenses related to our operations, and given the 2025 recognition of the full amount of the deferred revenue liability related to the OLCA, going forward we expect to incur operating losses for the foreseeable future.

In connection with the transfer of the Jyseleca® business, we received a €50 million upfront payment from Alfasigma, plus €9.8 million for cash and working capital, and will receive potential future sales- based milestone payments totaling €120 million and mid-single to mid-double-digit earn-outs on European sales. Other than such potential milestone and earn-out payments, we do not expect to generate significant revenues. In addition, we contributed €25 million to Alfasigma in June 2025 for Jyseleca® related development activities.

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

Our operations have consumed substantial amounts of cash since inception. During 2025, we conducted clinical trials for GLPG5101, GLPG5201, GLPG5301, and GLPG3667 and discovery and preclinical activities for other oncology and immunology product candidates. Following the completion of the wind-down of our cell therapy business and until such time, if ever, as we are able to acquire or develop additional product candidates, our only product candidate in development will be GLPG3667. Acquiring and developing pharmaceutical product candidates, including conducting clinical trials, is expensive. We will require substantial additional future capital in order to identify and consummate strategic transactions to acquire, partner or license product candidates, complete clinical development and, if we are successful, to commercialize any of our current or future product candidates. If the FDA, or any other comparable regulatory agency, such as the EMA, requires that we perform studies or trials in addition to those that we currently anticipate with respect to the development of our current or future product candidates, or repeat studies or trials, our expenses would further increase beyond what we currently expect, and any delay resulting from such further or repeat studies or trials could also result in the need for additional financing and other resources.

Our existing financial investments and cash and cash equivalents may not be sufficient for us to complete advanced clinical development of our current or future product candidates or, if applicable, to commercialize any product candidates that would be approved. Accordingly, we may continue to require substantial additional capital to continue our clinical development activities and potentially engage in commercialization activities. Because successful development of our current or future product candidates is uncertain, we are unable to estimate the actual funds and resources we will require to complete R&D and commercialize our product candidates. The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

●	the progress, costs, results of and timing of our ongoing and planned clinical trials;

●	our ability to reach milestones under our existing collaboration arrangements and enter into additional collaborative agreements for the development and commercialization of our product candidates;

●	the willingness of the FDA, EMA, the MHRA, the MHLW/PMDA, and other comparable regulatory authorities to accept our clinical trials and preclinical studies and other work as the basis for review and approval of product candidates;
●	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA, the MHRA, the MHLW/PMDA, and other comparable regulatory authorities;
●	whether our collaboration partners continue to collaborate with us on the development and commercialization of our product candidates;

●	the number of product candidates and indications that we pursue, whether developed internally or in-licensed;

●	the timing and costs associated with manufacturing our product candidates for clinical trials and other studies and, if approved, for commercial sale;

●	our need to expand our development activities and, potentially, our research activities;

●	the timing and costs associated with establishing sales and marketing capabilities;
●	the costs associated with our future product sales, marketing, commercial manufacturing and distribution activities;

●	market acceptance of any approved product candidates;

●	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;
●	the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

●	the extent to which we may be required to pay milestone or other payments under our in-license agreements and the timing of such payments;

●	our need and ability to hire additional management, development and scientific personnel; and

●	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

Some of these factors are outside of our control. Based upon our current expected level of operating expenditures and our existing financial investments and cash and cash equivalents, we believe that we will be able to fund our operating expenses and capital expenditure requirements for the coming years. This period could be shortened, but not below a period of 12 months, if there are any significant increases beyond our expectations in spending on development programs or more rapid progress of development programs than anticipated. Accordingly, we expect that we could need to raise additional funds in the future. Additional funding may not be available to us on acceptable terms, or at all. If we are unable to obtain funding from equity offerings or debt financings, including on a timely basis, we may be required to:

●	seek additional collaboration partners for one or more of any future proprietary product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available;
●	relinquish or license on unfavorable terms our rights to technologies or any future proprietary product candidates that we otherwise would seek to develop or commercialize ourselves;

●	significantly curtail one or more of our research or development programs;

●	curtail our product sales, marketing and/or commercial manufacturing; and
●	cease operations altogether.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our product candidates or technologies.

We may seek additional funding through a combination of equity offerings, debt financings, collaborations and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholders’ ownership interest may be diluted, and the terms may include liquidation or other preferences that adversely affect shareholders’ rights as a holder of the ADSs or our ordinary shares. The incurrence of indebtedness and/or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt and/or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of the ADSs or our ordinary shares to decline. In the event that we enter into collaborations and/or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past, and may in the future lead to market-wide liquidity problems.

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

In addition, investor concerns regarding the United States or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of U.S. federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations, financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our critical vendors, suppliers, manufacturers or other third parties, which, in turn, could have a material adverse effect on our current and/or projected business operations, financial condition and results of operations.

Risks related to our business development strategy

Our corporate transformation, including our pipeline prioritization efforts and the potential associated headcount reduction, may not be successful and may not yield the desired results.

Due to our limited resources, as well as the depth and breadth of our portfolio, we assess and prioritize our programs on an ongoing basis based on various factors, including internal and external opportunities and constraints, which may result in our decision to advance certain programs ahead or instead of others, or to divest or wind down certain programs. In 2025, as part of a strategic transformation of our Company, we determined to focus on strategic business development transactions and have adjusted our pipeline prioritization strategy and resource allocation in order to enable the acquisition, partnering or licensing of product candidates that we believe to have commercial potential. As part of such strategic transformation, we appointed new members to our senior management and Board of Directors with experience and expertise in business development, and engaged in a review of strategic alternatives for our cell therapy business, including a potential divestiture. In October 2025, after considering all available options, we announced our intention to wind down our cell therapy activities, which was subject to the conclusion of consultations with works councils in Belgium and the Netherlands. Following completion of the works council processes in Belgium and the Netherlands, our Board of Directors announced in January 2026 its decision to initiate the wind-down of our cell therapy activities, which is expected to be substantially completed by the end of the third quarter of 2026. As a result, we are exiting the cell therapy space, which impacts approximately 365 employees across Europe, the United States and China, and which results in the closure of our sites in Leiden (the Netherlands), Basel (Switzerland), Princeton and Pittsburgh (U.S.), and Shanghai (China).

We may not realize, in full or in part, the anticipated benefits, savings and improvements in our cost structure from our transformation efforts due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the expected operational efficiencies and cost savings from the strategic transformation, our operating results and financial condition would be adversely affected. Furthermore, our strategic transformation may be disruptive to our operations. For example, our pipeline prioritization decisions have, and in the future would, reduce the breadth and diversity of our portfolio and investments therein, potentially limit the long-term growth of our pipeline, and increase the risk and extent of the negative impact on our business if such programs are not successful. Moreover, any divestitures of our product candidates involve risks, including difficulties in the separation of operations, intellectual property and personnel, the diversion of management’s attention, the disruption of our business, the potential loss of key employees and the retention of uncertain environmental or other contingent liabilities related to the divested business. We may also experience unfavorable reactions to the divestitures by competitors, suppliers and employees, making it more difficult to maintain business and operational relationships. Some divestitures are or may be dilutive to earnings, and we may not be successful in executing restructurings and other actions to minimize or offset dilution. We may also fail to successfully complete divestitures or achieve the strategic objectives of divestitures or not realize such objectives within the expected time frame. In addition, divestitures may result in significant asset impairment charges, including those related to goodwill and other intangible assets, which could have a material adverse effect on our financial condition and results of operations. In the event we are unable to successfully divest a business or program, we may be forced to wind down such business or program, which could materially and adversely affect our results of operations and financial condition. We cannot provide assurance as to whether we will be successful in managing these or any other significant risks that we encounter in divesting a business or program, and any divestiture we undertake could materially and adversely affect our business, financial condition, results of operations and cash flows, and may also result in a diversion of management attention, operational difficulties and losses.

Furthermore, the wind-down of our cell therapy activities and related workforce reduction could yield unanticipated consequences, such as increased difficulties in implementing our business strategy, including retention of our remaining employees. Employee litigation related to the workforce reduction could be costly and prevent management from fully concentrating on the business. Our workforce reduction activities may also yield unintended consequences, such as attrition beyond our reduction in workforce and reduced employee morale, which may cause remaining employees to seek alternative employment. Our ability to successfully complete one or more strategic transactions depends in part on our ability to retain certain of our remaining personnel, including members of our senior management. If we are unable to successfully retain our remaining personnel, we are at risk of a disruption to our exploration and consummation of strategic transactions as well as our ongoing business operations and overall business strategy.

If we are not successful in setting forth a new strategic path for our Company, or if our plans are not executed in a timely fashion, this may cause reputational harm with our shareholders and the value of our securities may be adversely impacted. In addition, speculation regarding any developments related to our business strategy or any strategic transaction and perceived uncertainties related to the future of our Company could cause our share price to fluctuate significantly.

The wind-down of our cell therapy activities is subject to various risks and uncertainties and may not be completed in a timely manner on terms favorable to us, or at all.

In October 2025, we announced our intention to wind down our cell therapy activities and pursue new transformational business development transactions with our available cash resources. This intention to wind down follows a comprehensive review of strategic alternatives, including a potential divestiture, and was subject to the completion of the works council processes in Belgium and the Netherlands.

The plan enables us to enhance operational efficiencies and focus on utilizing our available cash to execute our strategy of building a pipeline of novel therapeutics through strategic business development transactions under the leadership of our new management team.

In January 2026, following the completion of the works council processes, our Board of Directors announced its decision to initiate the wind-down of our cell therapy activities, which is expected to be substantially completed by the end of the third quarter of 2026.

We expect to generate minimal to no revenue until such time that we obtain regulatory approval and commercialize our existing or future product candidates, other than potential earn-out payments from Alfasigma in connection with the transfer of the Jyseleca® business. Following the completion of the wind-down of our cell therapy activities and until such time, if ever, as we are able to acquire, partner, license or develop additional product candidates, our only product candidate in development will be GLPG3667. As a result, we will be substantially dependent on the success of GLPG3667, and our results of operations and financial condition will be increasingly vulnerable to adverse developments in the clinical development and, if approved, commercialization of GLPG3667. Further for reasons unrelated to its clinical development, we may determine to discontinue the development of GLPG3667 at any time, which could leave us without any viable product candidates.

In addition, because of uncertainties with respect to the wind-down our cell therapy activities (including those described above), we may not be able to realize the anticipated benefits of such wind-down, or any benefits at all, or complete the wind-down in the timeframe, on the terms or in the manner we expect, and the costs incurred in connection with such wind-down may exceed our estimates. If the time to complete the wind-down takes longer than expected, if we effect the wind-down on terms or in a manner less favorable to us than currently anticipated or if the actual costs or other non-cash charges exceed our estimates, then our business, operational results, financial position and cash flows could be adversely affected. The wind-down of our cell therapy activities may also adversely affect our relationships with contract development and manufacturing organizations (“CDMOs”), strategic collaborators and partners, as well as our operating results and business generally. If the wind-down process is delayed or not completed for any reason, investor confidence may decline, and we may face negative publicity, investigations by regulatory agencies or other similar authorities, and possible litigation by our investors, employees, service providers, collaboration partners or other potentially impacted parties.

We expended significant management resources in an effort to seek strategic alternatives for the cell therapy business leading up to our intention to wind down our cell therapy activities and have incurred significant costs as part of such efforts, as described in “Item 5 - Operating and financial review and prospects” for the fiscal year ended December 31, 2025. Failure to complete the wind-down could also result in diversion of significant management time and attention to the strategic future of the cell therapy business from other businesses and overall company strategy.

We may be unsuccessful in identifying and implementing any strategic transaction. Even if we successfully consummate a strategic transaction, we may fail to realize all of the anticipated benefits of the transaction, those benefits may take longer to realize than expected or we may encounter integration difficulties.

In 2025, as part of a strategic transformation of our Company, we determined to focus on transformational business development transactions and have adjusted our pipeline prioritization strategy and resource allocation in order to enable the acquisition, partnering, or licensing of product candidates that we believe to have commercial potential. We expect to devote substantial time and resources to exploring strategic transactions that our Board of Directors believes will maximize shareholder value. Despite devoting significant efforts to identify and evaluate potential strategic transactions, there can be no assurance that this process will result in us pursuing any transaction or that any transaction, if pursued, will be completed on attractive terms or at all. Since the announcement of our strategic transformation, we have not yet identified or implemented any strategic transaction. Additionally, there can be no assurances that any particular course of action, business arrangement or transaction or series of transactions, will be pursued, successfully consummated or lead to increased shareholder value.

The process of continuing to evaluate these strategic transactions may be very costly, time-consuming and complex, and we have incurred, and may in the future incur, significant costs related to this continued evaluation, such as legal and accounting fees and expenses and other related charges. We may also incur additional unanticipated expenses in connection with this process. A considerable portion of these costs will be incurred regardless of whether any such course of action is implemented or transaction is completed. Any such expenses will decrease the remaining cash available for use in our business.

Any future transactions may pose regulatory, antitrust, integration, tax and other risks. Any of these factors may significantly affect the benefits or anticipated benefits of such transactions and consequently our results of operations. Furthermore, any such transactions will require significant management time and resources and may require the diversion of resources from other activities. There can be no assurance that we will identify or successfully complete transactions with suitable candidates in the future, that we will consummate these transactions at rates similar to the past or that completed transactions will be successful. Strategic transactions may involve operational or other changes, significant cash expenditures, debt incurrence, assumed or retained liabilities, operating losses and expenses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, actual, potential, or perceived conflicts of interest between our management, Directors and shareholders (including Gilead) may hinder our ability to consummate a transaction. We may not realize the degree, or timing, of benefits we anticipate when we first enter into a transaction.

We may be unable to manage past or future acquisitions profitably or to integrate such acquisitions successfully without incurring substantial costs, delays or other problems. The difficulties of combining the operations of acquired businesses and other risks related to strategic transactions include, among others, the following:

●	we may have difficulties in managing the expanded operations of a larger and more complex company, such as the exposure to new or unfamiliar geographies and/or regulatory regimes, which may result in weaknesses in our infrastructure and operations, risks that we may not be able to comply with legal and regulatory requirements and loss of additional employees and reduced productivity among remaining employees;

●	any acquired business, product candidate, program or product could underperform relative to our expectations and the price that we paid for it or not perform in accordance with our anticipated timetable;
●	we may incur or assume significant debt in connection with our acquisitions or strategic relationships;
●	acquisitions or strategic relationships could cause our financial results to differ from our own or the investment community’s expectations in any given period or over the long-term;
●	acquisitions or strategic relationships could create demands on our management, operational resources and financial and internal control systems that we are unable to effectively address;
●	we could experience difficulty in identifying, recruiting, maintaining and integrating personnel, operations and financial and other controls and systems and retaining key employees;
●	we may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition or strategic relationship;
●	we may be exposed to litigation or regulatory, tax or other sanctions, civil or criminal penalties or negative consequences such as license revocation or reputational damage, and indemnifications received from sellers may be insufficient or unavailable for such consequences;
●	we may assume by acquisition or strategic relationship unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company’s activities, the realization of which may increase our expenses, adversely affect our financial position or cause us to fail to meet our public financial reporting obligations;
●	in connection with acquisitions, we may enter into post-closing financial arrangements such as purchase price adjustments, earn-out obligations and indemnification obligations, which may have unpredictable financial results;
●	we may record significant goodwill and other intangible assets on our balance sheet, and if we are not able to realize the value of these assets, we may be required to incur charges relating to the impairment of these assets; and
●	we may have interests that diverge from those of strategic partners and we may not be able to direct the management and operations of the strategic relationship in the manner we believe is most appropriate, exposing us to additional risk.

Many of these factors will be outside our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could have a material adverse effect on our business, financial condition and results of operations. Although our management will endeavor to evaluate the risks inherent in any particular transaction, we cannot make assurances that we will adequately ascertain or assess all of the significant risk factors.

In addition, any businesses or product candidates we acquire or invest in may not achieve levels of profitability or revenue that justify the original investment made by us. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations. Although we have identified general criteria and guidelines for evaluating prospective product candidates for our initial strategic transactions, it is possible that a product candidate for our initial strategic transactions will not satisfy all of these criteria and guidelines. If we complete a strategic transaction for a product candidate that does not meet some or all of these criteria and guidelines, such transaction may not be as successful as a transaction involving a product candidate that does meet all of our general criteria and guidelines. Moreover, our planned workforce reduction may negatively impact our existing clinical, regulatory, operations, support and commercial functions, which could have a negative impact on our ability to successfully develop and, if approved, commercialize any product candidates we acquire or develop. Our future financial performance and our ability to develop any product candidates will depend, in part, on our ability to effectively manage any future growth.

We have evaluated, and will continue to evaluate, multiple strategic transactions at any given time and may also attempt to simultaneously complete multiple transactions, which may hinder our ability to complete any one transaction and give rise to increased costs and risks that could negatively impact our operations and profitability. If we determine to simultaneously acquire, license or otherwise invest in several businesses or product candidates that are owned by different parties, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

Our business strategy depends upon our ability to negotiate amended terms of our OLCA with Gilead, and there can be no assurance that we will be able to successfully negotiate amended terms to this arrangement.

In 2025, as part of a strategic transformation of our Company, we determined to focus on strategic business development transactions and have adjusted our pipeline prioritization strategy and resource allocation in order to enable the acquisition of product candidates that we believe to have commercial potential. However, our ability to do so may be limited given the scale of the OLCA, the ten-year global R&D collaboration that we entered into with Gilead in July 2019. In particular, we have granted Gilead certain opt-in rights if we obtain a license to additional product candidates as the result of any license or acquisition from, merger with or any other transaction. Although Gilead has expressed willingness to renegotiate these terms and collaborate on any such transaction, there can be no assurance that we will be able to do so on terms favorable to us, or at all. Moreover, we may be unable to manage or integrate such acquisitions successfully due to the additional complexities inherent in a tripartite transaction, and we may be exposed to additional risks or complexities as a result of Gilead’s participation in any transaction, including litigation, antitrust and other regulatory approvals. Any Gilead-partnered transaction will be subject to the same risks as those applicable to our OLCA with Gilead. In particular, we may have interests that diverge from those of Gilead’s, and we may not be able to direct the collaboration in the manner we believe is most appropriate, exposing us to additional risk. For more information, see “—Risks related to our reliance on third parties—We are heavily dependent upon our collaboration arrangements with Gilead and certain other third parties for the development and commercialization of our products and there can be no assurance that these arrangements will deliver the benefits we expect.”

If Gilead declines to collaborate with us on a transaction and we are otherwise unable to identify a collaboration partner for the licensed or acquired product candidates, we may be unable to advance the development of such product candidates through clinical development and seek approval in any market. In situations where we enter into a development and commercial collaboration arrangement for a product candidate, we may also seek to establish additional collaborations for development and commercialization in territories outside of those addressed by the first collaboration arrangement for such product candidate. If any of our product candidates receives marketing approval, we may enter into sales and marketing arrangements with third parties with respect to otherwise unlicensed or unaddressed territories. Furthermore, there are a limited number of potential collaboration partners, and we expect to face competition in seeking appropriate collaboration partners. If we are unable to enter into any development and commercial collaborations and/or sales and marketing arrangements on acceptable terms, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

Because of our limited resources, we face significant competition for strategic transaction opportunities, and it may be more difficult for us than for our competitors to complete any strategic transaction.

Competition for strategic transactions in the biopharmaceutical industry has escalated during recent years, and such competition may increase costs of such transactions or cause us to refrain from entering into certain such transactions. In particular, we expect to encounter competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), blank check companies and other entities, domestic and international, competing for the types of businesses or product candidates we intend to acquire, particularly large, fully integrated, well-established pharmaceutical companies who already possess a large share of the market. Many of these competitors are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of businesses or product candidates. Many of these competitors also possess similar or greater technical, human and other resources to ours or more local industry knowledge than we do, and our financial resources will be relatively limited when contrasted with those of many of these competitors. Mergers and acquisitions in the biopharmaceutical industry could result in even more resources being concentrated among a small number of our competitors. Our ability to compete with respect to the acquisition of certain businesses or product candidates that are sizable will be limited by our available financial resources and, if we and Gilead determine to collaborate on an acquisition, Gilead’s available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain businesses or product candidates.

Our ability to consummate a strategic transaction depends on our ability to retain our employees required to consummate such transaction and further develop and, if approved, commercialize any product candidate acquired in such transaction.

Our ability to consummate a strategic transaction depends upon our ability to retain our employees required to consummate such a transaction, the loss of whose services may adversely impact the ability to consummate such transaction. In 2025, as part of a strategic transformation of our Company, we determined to focus on strategic business development transactions and have adjusted our pipeline prioritization strategy and resource allocation in order to enable the acquisition of product candidates that we believe to have commercial potential. As part of such strategic transformation, we appointed new members to our senior management and Board of Directors with experience and expertise in business development, and engaged in a review of strategic alternatives for our cell therapy business, among other things. In January 2026, following the completion of the works council process, our Board of Directors announced its decision to initiate the wind-down of our cell therapy activities, which is expected to be substantially completed by the end of the third quarter of 2026. The wind-down will impact approximately 365 employees. Our cash conservation activities may yield unintended consequences, such as attrition beyond our planned reduction in workforce and reduced employee morale, which may cause remaining employees to seek alternative employment.

Our ability to successfully complete one or more strategic transactions depends in part on our ability to retain certain of our remaining personnel, including members of our senior management, as well as our ability to hire additional personnel as required to support the development and, if approved, commercialization of any product candidate we acquire, license or otherwise invest in. In particular, we may consider a strategic transaction outside of our existing management or employees’ area of expertise if we determine that a particular product candidate offers an attractive acquisition opportunity for our Company. If we are unable to successfully retain our remaining personnel or hire additional personnel as required, we are at risk of a disruption to our exploration and consummation of strategic transactions, as well as our ongoing business operations and overall business strategy.

We are substantially dependent on the successful implementation of our business development strategy to acquire, license or otherwise invest in product candidates and on the eventual approval and commercialization of such product candidates.

We expect to generate minimal to no revenue until such time that we are able to obtain regulatory approval of and commercialize our existing or future product candidates, other than earn-out payments from Alfasigma in connection with the transfer of the Jyseleca® business. Following the wind-down of our cell therapy activities and until such time, if ever, as we are able to acquire, partner or license or develop additional product candidates, our only product candidate in development will be GLPG3667. As such, our success significantly depends on our ability to implement our business development strategy and enter into strategic transactions to acquire, license or otherwise invest in product candidates. Our strategy further depends on the eventual progression of such product candidates into later-stage clinical trials and commercialization. In some cases, such as certain Gilead-partnered transactions, we may not fully control the progression, clinical development, regulatory strategy or eventual commercialization, if approved, of such product candidates. In such cases, our future success and the potential to obtain approval and commercialization of any product candidates are significantly dependent on such third parties’ efforts, over which we have little control. In addition, we may not control the timing of disclosures by such third parties of any information related to such product candidates. Any disclosure by us or third parties of data or other information regarding any such product candidates that is perceived as negative may have a material adverse impact on our share price or overall valuation. Our share price may also decline as a result of negative results from any eventual clinical trial, including adverse safety events, involving any product candidate that is subject to one of our partnerships.

Moreover, therapeutic development is inherently uncertain and very few product candidates ultimately progress through clinical development and receive approval for commercialization. See the section titled “—Risks related to product development and regulatory approval” for additional information related to the risks of drug development. If we or our partners do not receive regulatory approval for a sufficient number of product candidates, we may not be able to sustain our business model or strategy.

Risks related to product development and regulatory approval

Following the wind-down of our cell therapy activities and until such time, if ever, as we are able to acquire, partner, or license or develop additional product candidates, we will be substantially dependent on the success of our only investigational product candidate, GLPG3667. We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, both of which are necessary before such product can be commercialized.

Our business and future success are substantially dependent on our ability to develop successfully, obtain regulatory approval for and then successfully commercialize our clinical-stage product candidates, including GLPG3667 and any potential future product candidates we acquire, partner or license through business development transactions. Further, for reasons unrelated to its clinical development, we may determine to discontinue the development of GLPG3667 at any time, which could leave us without any viable product candidates.

Our product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approvals in multiple jurisdictions (if such regulatory approvals can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, commercial organizations, substantial investments and significant marketing, sales and distribution efforts before any revenues can be generated from product sales. We are not permitted to market or promote any of our product candidates before we receive the relevant regulatory approvals from the FDA, the European Commission (the “EC”), the MHRA or any other comparable regulatory authority such as the MHLW/the PMDA, and we may never receive such regulatory approvals for any of our product candidates. We cannot make assurances that our clinical trials for GLPG3667 or any future product candidates will be completed in a timely manner, or at all, or that we will be able to obtain approval from the FDA, the EC, the MHRA, the MHLW/PMDA, or any other comparable regulatory authority for any of these product candidates. As part of our ongoing efforts to maximize the value for both patients and ourselves of our sole remaining small molecule development program from our legacy discovery platform, GLPG3667, which is being evaluated in two Phase 2 studies in DM and SLE, we are evaluating all strategic options for GLPG3667. These include exploring a potential partnership and business development opportunities to accelerate development of GLPG3667 in DM, as well as in parallel assessing the funding and capability requirements for us to run our own Phase 3 program for GLPG3667 in DM. Further, we cannot be certain that we will advance any other product candidates into clinical trials. If GLPG3667, or any future product candidate, is not approved and commercialized, we will not be able to generate any product revenues for that product candidate. Moreover, any delay or setback in the development of any product candidate could adversely affect our business and cause the price of the ADSs, or our ordinary shares to fall.

Due to our limited resources and access to capital, we have prioritized the development of certain product candidates and may have forgone the opportunity to capitalize on product candidates or indications that may ultimately have been more profitable or for which there was a greater likelihood of success.

Due to our limited resources, we have in the past been required to prioritize the development of product candidates over others. As of year-end 2022, we implemented a new innovation R&D focusing on the therapeutic areas of oncology and immunology. Following a strategic review announced in August 2023, we transferred the commercial, medical affairs and development activities regarding filgotinib (which is marketed as Jyseleca® in the European Union, United Kingdom and Japan) to Alfasigma S.p.A, or Alfasigma, in January 2024. In January 2025, we announced our intention to separate into two publicly traded entities: a newly to be formed company (to be named at a later date, herein “SpinCo”), which would focus on building a pipeline of innovative medicines through transformational transactions, and us. As announced on January 8, 2025, we discontinued our small molecule discovery programs and searched for potential partners to take over our small molecules’ discovery assets. In addition, as part of our ongoing efforts to maximize the value for both patients and ourselves, we are evaluating all strategic options for GLPG3667, our sole remaining small molecule development program from our legacy discovery platform. Additionally, we continue to explore opportunities to expand into other severe autoimmune diseases with significant unmet medical need. In addition, on October 21, 2025, we announced our intention to wind down our cell therapy activities and pursue new transformational business development transactions using our available cash resources. This intention was subject to completing the works council processes in Belgium and the Netherlands. Subsequently, in January 2026, following completion of the works council processes, our Board of Directors announced its decision to initiate the wind-down of our cell therapy activities. This will enable us to enhance operational efficiency and focus on deploying our available cash to execute our strategy of building a pipeline of novel therapeutics through strategic business development transactions, under the leadership of our new management team. Our decisions concerning the allocation of research, collaboration, management, commercial and financial resources toward particular compounds, products or product candidates or therapeutic areas may not lead to the development of additional viable commercial products, we may forgo or delay the pursuit of opportunities with other product candidates or for other indications that may prove to have greater commercial potential. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. Accordingly, there can be no assurance that we will ever be able to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, which could adversely affect our future growth and prospects. If we make incorrect determinations regarding the market potential of our products or product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

The regulatory approval processes of the FDA, the EMA, the MHRA, the MHLW/PMDA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable which may affect the commercial viability of our products or product candidates in development. If we are ultimately unable to obtain regulatory approval for our products or product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, the EMA, the MHRA, the MHLW/PMDA and any other comparable regulatory authority is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Although we and Gilead have received regulatory approval for filgotinib (which has been transferred to Alfasigma in 2024) in the European Union, Great Britain, and Japan for the treatment of RA and UC, it is possible that none of our other existing product candidates or any potential product candidates that we may seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

●	the FDA, the EMA, the MHRA, the MHLW/PMDA or any other comparable regulatory authority may disagree with the design or implementation of our clinical trials;
●	we may be unable to demonstrate to the satisfaction of the FDA, the EMA, the MHRA, the MHLW/PMDA or other comparable regulatory authorities that a product candidate is safe and effective for its proposed indication;

●	the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA, the MHRA, the MHLW/PMDA or other comparable regulatory authorities for approval;

●	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh such product’s safety risks;

●	should we resume development of our cell therapy product candidates, a number of our next generation cell therapy product candidates would be novel mode of action compounds, which may carry additional risk regarding the desired level of efficacy and their safety profiles;
●	the FDA, the EMA, the MHRA, the MHLW/PMDA or any other comparable regulatory authority may disagree with our interpretation of data from preclinical studies or clinical trials;

●	the data collected from the trials of our product candidates may not be sufficient to support the submissions of new drug applications (“NDAs”), supplemental NDAs, biologics license applications (“BLAs”), or other submissions or to obtain regulatory approval in the United States, Europe or elsewhere;
●	the FDA, the EMA, the MHRA, the MHLW/PMDA or other comparable regulatory authorities may find deficiencies with or fail to provide approvals for our manufacturing processes or facilities or processes of third-party manufacturers with which we contract for clinical and commercial supplies or such facilities or processes may not pass pre-approval inspections; and
●	the approval policies or regulations of the FDA, the EMA, the MHRA, the MHLW/PMDA or other comparable regulatory authorities may change or differ from one another significantly in a manner rendering our clinical data insufficient to obtain all the necessary approvals. For example, proposed amendments to the European Union directives and regulations related to pharmaceutical product development and marketing have been agreed by the European Parliament and the Council of the European Union, which, if adopted, will replace the current European Union regulatory framework for medicines.

This lengthy approval process as well as the unpredictability of future clinical trial results, may result in our and our (potential future) collaboration partners’ failure to obtain regulatory approval to market GLPG3667 and/or other product candidates, which would harm our business, results of operations and prospects significantly. In addition, even if we were to obtain additional approvals, regulatory authorities may approve any of our products or product candidates for fewer or more limited indications or patient populations than we request, may grant approvals contingent on the performances of costly post-marketing clinical trials or may approve a product or product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In certain jurisdictions, regulatory authorities may not approve the price we intend to charge for our products. Any of the foregoing scenarios could materially harm the commercial prospects for our products or product candidates.

Additionally, in the past and for future planned clinical trials, we may utilize, an “open-label” trial design. In an open-label trial, both investigators and trial participants are fully aware of which treatment group the participants are in and what treatments are assigned to them. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving the experimental treatment; thus open-label clinical trials may be subject to a “patient bias,” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open- label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received the experimental treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results for any of our product candidates when they are later studied in controlled environments with placebos or active controls.

In addition, we cannot guarantee that the FDA, the EMA, the MHRA, the MHLW/PMDA or any other comparable regulatory authority will interpret the results of any of our ongoing or planned clinical trials as we do, and additional clinical trials beyond those we anticipate conducting could be required before we can submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA, the EMA, the MHRA, the MHLW/PMDA or any comparable regulatory authorities for the purpose of providing support for marketing applications, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potentially gaining the necessary regulatory approvals for our product candidates.

We cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approvals even if they are successful in clinical trials. If we do not receive regulatory approval for our product candidates, we may not be able to continue our operations. If the markets that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products or product candidates, if approved.

Furthermore, the United States Supreme Court’s June 2024 decision in Loper Bright Enterprises v. Raimondo overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper decision could result in additional legal challenges to regulations and guidance issued by federal agencies, including the FDA, on which we rely. Any such legal challenges, if successful, could have a material impact on our business. Additionally, the Loper decision may result in increased regulatory uncertainty, inconsistent judicial interpretations, and other impacts to the agency rulemaking process, any of which could adversely, and potentially materially, impact our business and operations. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation, administrative action or legal challenges, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or to the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, our business could be materially harmed.

Interim, topline or preliminary data from any preclinical studies or clinical trials that we conduct may change as more data become available and is subject to audit and verification procedures that could result in material changes in the final data.

Some of our trials are designed as open-label trials. From time to time, we may publicly disclose interim, preliminary or topline data from our clinical trials, including safety data and evaluations of efficacy, which will be based on a preliminary analysis of then-available data from a defined data cut-off date, and the results and related findings and conclusions are subject to change following our receipt of additional data or a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data.

As a result, the preliminary results that we report may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data has been received and fully evaluated. Preliminary data also remains subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary data should be viewed with caution until the final data is available. From time to time, we may also disclose interim data from planned interim analyses in our clinical trials. Interim data from clinical trials that we may complete is subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data becomes available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or our competitors, or by patients or caregivers who are aware that a patient is receiving an investigational product due to the open-label design of the trial, could result in volatility in the price of our common stock.

Regulatory agencies, including the FDA, the EMA, the MHRA, the MHLW/PMDA or any other foreign regulatory authorities, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our Company in general.

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

In connection with our global clinical trials, we are obligated to comply with the requirements of local regulatory authorities in each jurisdiction where we execute and locate a clinical trial. Although the FDA, EMA or any comparable foreign regulatory authorities may accept data from clinical trials conducted outside the relevant jurisdiction, acceptance of this data is subject to certain conditions. Local regulatory authorities can request specific changes to the clinical trial protocol or specific safety measures that differ from the positions taken in other jurisdictions. For example, the FDA requires that the clinical trial must be well- designed and conducted and performed by qualified investigators in accordance with ethical principles such as institutional review board or ethics committee approval and informed consent, an adequately representation of the United States population in the trial population and data that is applicable to the United States population and United States medical practice in ways that the FDA deems clinically meaningful. Further, the FDA may consider an on-site inspection to be necessary in which case they must be able to validate the data through such an inspection or other appropriate means. Additionally, recent policy proposals in the U.S., if enacted in the future, may make acceptance by the FDA or inclusion in a marketing application of foreign data more difficult or costly. Further, while these clinical trials are subject to the applicable local laws, acceptance of the data by the FDA will depend upon its determination that the trials were conducted consistent with all applicable United States laws and regulations. Similarly, any data submitted to foreign regulatory authorities may not adhere to their standards and requirements for clinical trials and data from trials conducted outside of such jurisdiction may not be accepted.

The FDA or any other regulatory authorities may approve different labels, including for whom the drug is indicated or require different warnings or precaution, or impose dosing restrictions that differ from the approved dosing regimen in other jurisdictions, and these differences could have a material adverse effect on our ability to commercialize our products in these jurisdictions. There can be no assurance that the FDA, the EMA, the MHRA, the MHLW/PMDA or any other comparable regulatory authority will accept data from trials conducted outside of their jurisdictions as adequate support for marketing applications. If the FDA, EMA, MHRA, the MHLW/PMDA or any comparable foreign regulatory authorities do not accept such data, we might need to conduct additional trials, which could be costly and time-consuming, and which could result in our potential future product candidates not receiving approval for commercialization in the applicable jurisdictions. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted, which may increase costs or time required to complete the clinical trials. Regulatory authorities could also not approve our applications, which would adversely affect our business prospects and ability to achieve or sustain profitability.

Conducting multinational clinical trials exposes us to additional risks, including but not limited to risks associated with:

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

•political instability, civil unrest, war or similar events that may jeopardize our ability to commence, conduct or complete a clinical trial and evaluate resulting data.

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

If the FDA, the EMA, the EC, the MHRA, the MHLW/PMDA or any other comparable regulatory authorities approve any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for those products will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements and continued compliance with current good manufacturing practices (“cGMPs”), and good clinical practices (“GCPs”), for any clinical trials that we conduct post-approval. Manufacturers and other parties involved in the drug supply chain for prescription drug and biological products must also comply with product tracking, tracing and notification requirements, including notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, involving our third-party manufacturers or manufacturing processes or concerning our failure to comply with regulatory requirements, may result in, among other things:

●	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;
●	fines, untitled or warning letters or holds on clinical trials;

●	imposition by the FDA, the EMA, the MHLW/PMDA, or any other comparable regulatory authorities of more restrictive labeling, including label updates and adjustments;

●	refusal by the FDA, the EMA, the MHLW/PMDA, or any other comparable regulatory authorities to approve pending applications or supplements to our filed and approved applications;
●	or suspension or revocation of product approvals or licenses by the FDA, the EMA, the MHLW/PMDA or any other comparable regulatory authorities;

●	product seizures or detentions,
●	refusal to permit the import or export of products; and

●	injunctions or the imposition of civil or criminal penalties.

The policies of the FDA, the EMA, the MHRA, the MHLW/PMDA, and other comparable regulatory authorities may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or to the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Clinical development is a lengthy and expensive process with uncertain outcomes, and results of earlier studies and trials, as well as data from any interim analyses of ongoing clinical trials, may not be predictive of future trial results or of approvals of labels for clinical use. Clinical failure can occur at any stage of clinical development.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and preclinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example (without any limitation), testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical studies may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of preclinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our product candidates, as well as studies and trials of other products with similar mechanisms of action to our product candidates, may not be predictive of the results of ongoing or future clinical trials. For example (without any limitation), the results generated to date in the Phase 2 trials with GLPG3667 do not ensure that later clinical trials, including any post-approval clinical trials for approved products, will continue to demonstrate similar results or observations. Moreover, dose escalation and dose expansion cohort data are required to establish the dose for pivotal trials, and durability of response can only be established based on longer term follow up of patients who received therapy. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profiles despite having progressed through preclinical studies and earlier clinical trials. In addition to the safety and efficacy profiles of any product candidates, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect, manufacturing and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will as well.

For example, in February 2023, we announced the topline results from our Phase 3 trial with filgotinib in Crohn’s disease. As the two induction cohorts missed the co-primary endpoints of clinical remission and endoscopic response at Week 10, we decided not to submit a Marketing Authorization Application in the European Union.

Based upon negative or inconclusive results, we or our collaboration partners may decide or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials may be susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approvals.

We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including but not limited to delays related to:

●	obtaining regulatory authorization to commence a trial;

●	reaching agreements on acceptable terms with prospective CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	obtaining Institutional Review Board (“IRB”), or ethics committee approval at each clinical trial site;

●	obtaining regulatory concurrence on the design and parameters of the trial;
●	obtaining the necessary approvals for the designs of clinical development programs for each country targeted for trial enrollment;

●	recruiting suitable patients to participate in a trial, which may be impacted by the number of competing trials that are enrolling patients;

●	having patients complete a trial or return for post-treatment follow-up;

●	clinical sites deviating from trial protocol or dropping out of a trial;
●	failing to comply with GCP or other regulatory requirements;
●	adding new clinical trial sites;
●	manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of comparator drugs for use in clinical trials; and

●	the availability of adequate financing and other resources.

We could encounter delays if a clinical trial is suspended or terminated by us, our collaboration partners, by the IRBs or ethics committees of the institutions in which such trials are being conducted, or by the FDA, competent authorities of the EU member states, the MHRA, MHLW/PMDA or any other comparable regulatory authorities, or if the Data Monitoring Committee (the “DMC”) recommends such trial’s suspension or termination. A suspension or termination, including in some cases a clinical hold, may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, competent authorities of the EU member states, the MHRA, MHLW/PMDA, or other comparable regulatory authorities, safety issues or adverse side effects, including those seen in the class to which our product candidates belong, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. For example (without limitation), it is possible that safety issues or adverse side effects could be observed in trials for GLPG3667 in immunology, which could result in a delay, suspension or termination of our ongoing trial. If we experience delays in the completion of, or experience a termination of any clinical trials of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed or prevented. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidates’ development and approval processes and jeopardize our ability to start commercialization and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If GLPG3667 or any other product candidate is found to be unsafe or would not be efficacious, we will not be able to obtain regulatory approval for it and our business would be materially harmed.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences between the levels of adherence to trial protocols like the dosing regimen, differences in composition of the patient populations, and varying dropout rates among the respective clinical trial participants. We do not know whether any Phase 2, Phase 3 or other clinical trials that we or any of our collaboration partners may conduct will demonstrate consistent or adequate efficacy and safety to obtain the regulatory approvals necessary to market our product candidates. If we are unable to bring any of our current or future product candidates to market, our ability to create long-term shareholder value will be limited.

Changes in the FDA, other government agencies or any other comparable regulatory authority could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA or any other comparable regulatory authority to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. In addition, government funding of other government agencies or any comparable foreign regulatory authority on which our operations may rely, including those that fund R&D activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions within the FDA or any other comparable regulatory authorities may also slow the time necessary for new drugs to be reviewed and/or approved by the necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. Average review times at the FDA have fluctuated in recent years as a result. If a prolonged government shutdown occurs, including as a result of reaching the debt ceiling, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, government shutdowns could impact our ability to access the public markets and obtain additional capital in the future.

Our current and future product candidates may require specific shipping, storage, handling and administration at the clinical trial sites, which could subject our product candidates to risk of loss or damage.

Our current and future product candidates may be sensitive to temperature, storage and handling conditions. Such processes are complex and require that the storage, handling and administration of the product or product candidate must be performed according to specific instructions, typically using specific storage and shipping conditions, disposables, specific bags and in some steps, within specific time periods. For example, our decentralized cell therapy platform was designed to allow us to harvest, transport, manufacture and deliver fresh cell therapy product candidates near the cancer treatment centers, in a median vein-to-vein time of seven days. Failure to correctly handle our products and product candidates, including failure to administer our products and product candidates within certain specified time periods, could negatively impact the efficacy and/or safety of our products and product candidates or cause losses of products and product candidates.

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

Furthermore, our efforts to build relationships with patient communities may not succeed, which could result in delays in patient enrollment in our clinical trials. In addition, any negative results we may report in clinical trials of a particular drug candidate may make it difficult, or in some cases, impossible, to recruit and retain patients in other clinical trials involving that same drug candidate. Delays in the completion of any clinical trials of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause or lead to delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approvals of our product candidates.

We may not be successful in our efforts to use and expand our drug discovery efforts to build a pipeline of product candidates.

We have and may in the future continue to use and expand our drug discovery efforts to build a pipeline of product candidates and progress these product candidates through clinical development for the treatment of a variety of diseases. Although our R&D efforts to date have resulted in a pipeline of product candidates in multiple indications, we may not be able to develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be product candidates that will receive marketing approval and achieve market acceptance. If we do not continue to develop our pipeline successfully and are not able to commercialize products, we will face difficulty in generating product revenues in future periods, which could result in significant harm to our financial position and adversely affect the price of the ADSs or our ordinary shares.

We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our drug discovery and development efforts may target diseases and conditions that are already addressed by existing therapies or by product candidates that are being developed by our competitors, many of which have substantially greater resources, larger R&D staffs and facilities, more experience in completing preclinical testing and clinical trials, and more or better formulation, marketing and manufacturing capabilities than we do. As a result of these resources, our competitors may develop drug products that render our products and product candidates obsolete or noncompetitive by developing more effective drugs or by developing their products more efficiently. Our ability to develop competitive products would be limited if our competitors succeed in obtaining regulatory approvals for product candidates more rapidly than we are able to or in obtaining patent protection or other intellectual property rights that limit our drug development efforts. We depend on our management team to develop and successfully implement strategies for us to obtain regulatory approvals for our selected product candidates faster than our competitors and to obtain and maintain patent protections and other intellectual property rights and know-how that protect our drug development efforts. Any drug product resulting from our R&D efforts, or from our joint efforts with collaboration partners or licensees, might not be able to compete successfully with our competitors’ existing and future products, or obtain regulatory approval in the United States, European Union or elsewhere. Further, we may be subject to additional competition from alternative forms of treatment, including generic or over-the-counter drugs.

For example, GLPG3667 faces significant competition in both the fields of DM and SLE. In the field of DM, physical therapy, exercise and medication including corticosteroids, immunosuppressants or immunoglobulin treatment, are typically used to treat DM. Treatment of this disease has relied for many years on off-label medication – however, in 2021 the FDA approved immunoglobulin treatment Octagam® (IVIg), based on the Phase 3 ProDerm trial from Octapharma. In September 2025, brepocitinib (oral JAK1/TYK2; Proviant) met its primary endpoint (Total Improvement Score (TIS) at Week 52) in the Phase 3 VALOR trial, supporting a regulatory filing which is currently planned for early 2026. Additionally, there are a number of Phase 3 compounds (dazukibart (anti-IFN; Pfizer), anifrolumab (Saphnelo®; anti-IFN; AstraZeneca) and efartigimod (Vyvgart®; anti-FcRn; Argenx) which could launch before the end of the decade.

In the field of SLE, corticosteroids, antimalarials and B-Cell modulators are commonly used to control lupus disease activity. Only two products are currently approved to treat SLE, both as add-on to standard therapy: Belimumab (Benlysta®) (anti-BAFF) from GSK and recently anifrolumab (Saphnelo® - both IV and SC formulations) (anti -IFN) from AstraZeneca. There are currently over 10 products in Phase 3 clinical development for SLE, of which the majority are injectable therapies, focusing on advanced disease. There remains a minority of oral therapies, under development – most notably deucravacitinib (SotyktuTM) (TYK2) from BMS, upadacitinib (RinvoqTM ) (JAK) from Abbvie and cenerimod (S1P1) from Idorsia/Viatris.

Many of our competitors have significantly greater financial, technical, and human resources than we have. Mergers and acquisitions in the pharmaceutical, medical device and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunities could be reduced or eliminated if our competitors develop or market products or other novel therapies that are safer, more effective, or less costly than our current or future product candidates, or if any obtain regulatory approval for their products more rapidly than we may obtain approval for our product candidates. Our success will be based in part on our ability to identify, develop and manage a portfolio of product candidates that are safer and more effective than competing products.

If approved, our investigational products regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively the “ACA”), includes a subtitle called the “Biologics Price Competition and Innovation Act of 2009” (“BPCIA”), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed under a BLA. During this 12- year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of the other company’s product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

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

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA, the MHRA, the MHLW/PMDA, or any other comparable regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of certain side effects. In such an event, our trials could be suspended or terminated and the FDA, the EMA, the MHRA, the MHLW/PMDA or any comparable regulatory authorities could order us to cease further development or deny the approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, while FDA has removed REMS requirements for approved CAR-T cell therapies and while we have ceased development of our cell therapy product candidates, we are required by the FDA to ensure long-term monitoring of patients who received our cell therapies in prior clinical trials. Undesirable side effects caused by any of our cell therapy product candidates could cause us or regulatory authorities to interrupt, delay or halt preclinical or clinical studies and could result in restrictions on the labeling, distribution, or marketing of any approved products or a requirement to conduct potentially costly post-approval studies or the delay or denial of marketing approval by the FDA or other comparable foreign regulatory authorities. Side effects and toxicities associated with any of our product candidates, if approved, as well as the warnings, precautions, and requirements listed in the prescribing information, could affect the willingness of physicians to prescribe, and patients to use, such product candidates, if approved, and negatively affect market acceptance and commercial sales. In some cases, side effects such as neurotoxicity or cytokine release syndrome have resulted in clinical holds of ongoing clinical trials and/or discontinuation of the development of the product candidate. Results of our studies could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the studies or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff.

For example, over the last several years, we have focused on the development of multiple CAR-T product candidates. In previous clinical trials, including those involving cell therapy products and product candidates, patients have experienced side effects such as neurotoxicity (ICANS) and cytokine release syndrome (“CRS”). There were life-threatening events related to severe neurotoxicity and CRS that required intense medical intervention such as intubation or vasopressor support, and in several cases, resulted in death. Severe neurotoxicity is a condition that is currently defined clinically by cerebral edema, confusion, drowsiness, speech impairment, tremors, seizures, or other central nervous system side effects, when such side effects are serious enough to lead to intensive care. In some cases, severe neurotoxicity was thought to be associated with the use of certain lymphodepletion regimens used prior to the administration of the CAR-T products. CRS is a condition that is currently defined clinically by certain symptoms related to the release of cytokines, which can include fever, chills, low blood pressure, and when such side effects are serious enough, they have led to intensive care with mechanical ventilation or significant vasopressor support. The exact cause of CRS and severe neurotoxicity in connection with treatments using CAR-T products is not fully understood at this time. In addition, patients have experienced other adverse events in these studies, such as a reduction in the number of blood cells (in the form of neutropenia, thrombocytopenia, anemia or other cytopenias), febrile neutropenia, chemical laboratory abnormalities (including elevated liver enzymes), and renal failure. In some cases, side effects such as neurotoxicity or CRS have resulted in clinical holds of ongoing clinical trials and/or discontinuation of the development of product candidates. Toxicities resulting from engineered cell therapies are not normally encountered in the general patient population and by medical personnel, and medical personnel may need additional training regarding engineered cell therapies to understand their side effects. Complexity of the potential side effects of engineered cell therapies, associated with the potential presence of comorbidities, could result in deaths. Should we resume our cell therapy activities, any of these occurrences may harm our business, financial condition and prospects significantly.

If one or more of our products or product candidates receive marketing approval, and we or others identify undesirable side effects later caused by such products, a number of potentially significant negative consequences could result, including but not limited to:

●	regulatory authorities may withdraw approvals of such product;

●	if approved, regulatory authorities may require additional warnings on the label or impose updates to the label, such as a “boxed” warning or a contraindication;
●	if approved, regulatory authorities may require a risk evaluation and mitigation strategy (“REMS”) plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools;
●	we may be subject to regulatory investigations and government enforcement actions;

●	we could be sued and held liable for harm caused to patients; and
●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product or product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Our clinical trials or those of any of our collaborators may reveal significant adverse events not seen in our preclinical studies or earlier clinical trials and result in safety profiles that could inhibit regulatory approvals or market acceptance of any of our product candidates.

If significant adverse events or other side effects are observed in any of our clinical trials, we may have difficulty recruiting patients to participate in our clinical trials, patients may drop out of our trials, we may be required to pause, delay, or abandon the trials or our development efforts of one or more product candidates altogether, we may be required to have more restrictive labeling, including updates and adjustments of product labels, or we may experience the delay or denial of regulatory approval by the FDA, EMA, MHRA, the MHLW/PMDA, or other applicable regulatory authorities. We, the FDA, other applicable regulatory authorities, or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects or patients in such trials are being exposed to unacceptable health risks or adverse side effects.

Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause adverse events or other side effects that prevented their further development. Even if any such adverse events or other side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may still inhibit market acceptance of the approved product due to its perceived tolerability versus the perceived tolerability of other therapies.

Delays in obtaining regulatory approval of manufacturing processes and facilities or disruptions in manufacturing processes may delay or disrupt our commercialization efforts.

Before we can begin to commercially manufacture our product candidates, the FDA, EMA and any other comparable regulatory authority must review the applicable manufacturing process and facilities as part of their review of our marketing application. This will likely require the manufacturing facilities to pass pre-approval inspections by the FDA, EMA and any other regulatory authorities.

In order to obtain approval from the FDA, EMA and any other regulatory authorities, we will need to ensure that all of the processes, methods and equipment are compliant with cGMP and perform extensive audits of vendors, contract laboratories and suppliers. If any of our vendors, contract laboratories or suppliers is found to be out of compliance with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation(s) or, if necessary, to identify suitable replacement vendors. The cGMP requirements govern, among other things, quality control of the manufacturing process, raw materials, containers/closures, buildings and facilities, equipment, storage and shipment, labeling, laboratory activities, data integrity, documentation policies and procedures and returns. To comply with cGMP, we will be obligated to expend time, resources and efforts in production, record keeping and quality control to ensure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action that could adversely affect our business, results of operations, financial condition and cash flows, including the inability to sell any products that we may develop.

Risks related to commercialization of future products

The commercial success of any future products will depend upon the degree of market acceptance by physicians, healthcare payers, patients, and the medical community.

The commercial success of any future products that we may develop will depend in part on acceptance by the medical community, patients, and third-party or governmental payers that such products are medically useful, cost-effective, and safe. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenues and may not become profitable. The degree of market acceptance of any future products we may develop will depend on a number of factors, including but not limited to:

●	the efficacy and safety, as demonstrated in clinical trials;

●	the timing of market introduction of the product, as well as the timing of entry of competitive products;
●	the clinical indications for which the product is approved;
●	acceptance by physicians, the medical community and patients of the product as a safe and effective treatment;
●	the convenience of prescribing and initiating patients to be on the product;
●	the potential and perceived advantages of such product over alternative treatments;
●	the cost of treatment in relation to alternative treatments, including any similar generic treatments;
●	the availability of coverage and adequate reimbursement and pricing by third-party payers and government authorities;
●	relative convenience and ease of administration;
●	the prevalence and severity of adverse side effects; and
●	the effectiveness of sales and marketing efforts.

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

There is significant uncertainty related to the third-party coverage and reimbursement of newly approved drugs. To the extent that we retain commercial rights following clinical development, we may seek approval to market our product candidates in the United States, the European Union and other selected jurisdictions. Market acceptance and sales of our product candidates in both domestic and international markets, if approved, will depend significantly on the availability of adequate coverage and reimbursement from third-party payers for any of our product candidates and may be affected by existing and future healthcare reform measures. Third- party payers, such as government authorities, private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. For more information, see the section titled “Information on the Company – Pharmaceutical coverage, pricing and reimbursement.”

We cannot be certain that coverage and adequate reimbursement will be available for any of our products or product candidates, if approved. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, any of our product candidates, if approved. If reimbursement is not available or is available on a limited basis for any of our products or product candidates, if approved, we may not be able to commercialize successfully any such product candidates.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payer is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payer. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement or to have pricing set at a satisfactory level. If reimbursement of our future products, if any, is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, such that may result where alternative or generic treatments are available, we may be unable to achieve or sustain profitability.

In certain countries, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct additional clinical trials that compare the cost-effectiveness of our product candidates to other available therapies. In the United States, Medicare and Medicaid are significant third party payers. Medicare is administered by the Centers for Medicare & Medicaid Services (“CMS”), an agency within the U.S. Department of Health and Human Services and Medicaid is administered jointly by CMS and the individual states. Obtaining adequate coverage and reimbursement under Medicare and Medicaid is important for new drug products. Additionally, private payers may adopt coverage policies or reimbursement methodologies similar to Medicare. Reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer’s determination that use of a product is: a covered benefit under its health plan; safe, effective and medically necessary; appropriate for the specific patient; cost-effective; and neither experimental nor investigational. Other third party payers may impose coverage criteria more extensive than compliance with FDA labeling. If reimbursement of any of our products or product candidates, if approved, is unavailable or limited in scope or amount in a particular country, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability of our products in such country.

The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we have or will obtain marketing approval.

Legislative and regulatory activity may exert downward pressure on potential pricing and reimbursement for any of our product candidates, if approved, that could materially affect the opportunity to commercialize.

The United States and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell any of our products or product candidates profitably, if approved. Among policymakers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. For more information, see the section titled “ Information on the Company – Patient Protection and Affordable Care Act and healthcare reform.” We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may adversely affect:

●	the demand for any of our product candidates, if approved;

●	the ability to set a price that we believe is fair for any of our product candidates, if approved;
●	our ability to generate revenues and achieve or maintain profitability;
●	the level of taxes that we are required to pay; and
●	the availability of capital.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future in any jurisdiction, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or successfully commercialize our products or product candidates.

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

Moreover, increasing efforts by governmental and third- party payers in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products or product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent United States Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Recent CMS proposals, including the GLOBE, GUARD, and GENEROUS models which seek to introduce most-favored nation (MFN) pricing in Medicare and Medicaid, could materially impact our revenue.

We expect that the healthcare reform measures that have been adopted, and that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved products and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs in the United States or in other jurisdictions may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or successfully commercialize our products.

Risks related to our reliance on third parties

We are heavily dependent upon our collaboration arrangements with Gilead and certain other third parties for the development and commercialization of our products and there can be no assurance that these arrangements will deliver the benefits we expect.

In July 2019, we entered into the OLCA, a ten-year global R&D collaboration with Gilead. In connection with our entry into the OLCA, we received an upfront payment of $3.95 billion and a $1.1 billion (€ 960 million) equity investment from Gilead. Under the OLCA, we fund and lead all discovery and development autonomously until the end of the relevant Phase 2 clinical study. After the completion of a qualifying Phase 2 clinical study (or in certain circumstances, the first Phase 3 clinical study), Gilead will have the option to acquire an exclusive commercial license to that program in all countries outside of Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. In addition, we are heavily dependent on Gilead for the commercialization of filgotinib.

Gilead may not devote sufficient resources or give sufficient priority to the programs in respect of which it acquires a commercial license pursuant to the OLCA. Furthermore, Gilead may not be successful in the commercialization of filgotinib outside of Europe and further commercialization of filgotinib or other programs for which it acquires a commercial license, even when they do devote resources and prioritize their efforts for such programs.

In addition, the terms of the OLCA, as well as of any collaboration or other arrangement that we may establish may not ultimately prove to be favorable to us or may not be perceived as favorable, which may negatively impact the trading price of the ADSs or our ordinary shares. In addition, pursuant to the OLCA, we are entitled to certain option payments, tiered royalties and milestones on certain products. There can be no assurance that such payments will be sufficient to cover the costs of developing of the relevant product candidates.

We are subject to a number of additional risks associated with our dependence on our collaborations with third parties, the occurrence of which could cause our collaboration arrangements to fail. In particular, the collaboration we entered into in July 2019 is managed by a set of joint committees comprised of equal numbers of representatives from each of us and Gilead. Conflicts may arise between us and Gilead, such as conflicts concerning the interpretation of clinical data, the achievement of milestones and the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration, and there can be no assurance that the joint committees will be able to resolve any such conflicts. If any such conflicts arise, Gilead could act in a manner adverse to our best interests. Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of product candidates subject to the collaboration arrangements and, in turn, prevent us from generating sufficient revenues to achieve or maintain profitability:

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

In addition to the OLCA with Gilead, we may also enter into future collaborations that will give rise to similar risks, although our ability to enter into such collaborations may be limited given the scale of the OLCA.

We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates, and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon CROs to monitor and manage data for our preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials. We and our CROs also rely upon clinical sites and investigators for the performance of our clinical trials in accordance with the applicable protocols and applicable legal and regulatory requirements and IRB and scientific standards. Our CROs, as well as the clinical sites and investigators, may not perform our clinical trials in accordance with the applicable protocols and the applicable legal and regulatory requirements and scientific standards, or they may fail to report the results obtained in a timely and accurate manner. We need to have mechanisms in place to adequately manage, oversee and control our clinical trials, including selection of CROs, auditing activities, set-up (during which deliverables, timelines, roles and responsibilities are defined) and oversight during the conduct of such clinical trials. We, our CROs, the clinical sites and the investigators are required to comply with current GCPs and cGMPs, which are regulations and guidelines enforced by the FDA, the competent authorities of the member states of the European Economic Area (“EEA”) and comparable regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these requirements through periodic inspections of trial sponsors, investigators and clinical sites. Upon inspection by a given regulatory authority, such regulatory authority may determine that any of our clinical trials or investigational products do not comply with GCP and GDP regulations. If we, any of our CROs or any of the clinical sites or investigators fail to comply with applicable GCPs, cGMPs or other applicable requirements, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA, EMA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. Additionally, our clinical trial sites and investigators have in the past and may in the future engage in protocol deviations which could impact the overall interpretability of the outcomes of our clinical trials. We are also required to register certain clinical trials on government-operated databases and in the U.S. and the European Union to post the results of completed clinical trials on a government-sponsored database, such as ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Many jurisdictions have mandatory clinical trial information obligations incumbent on sponsors. In the European Union, transparency requirements relating to clinical trial information are established in Regulation (EU) No 536/2014 on clinical trials on medicinal products for human use (the Clinical Trials Regulation (“CTR”)). The CTR establishes a general principle according to which information contained in Clinical Trials Information System (“CTIS”) shall be made publicly accessible unless confidentiality is justified on grounds of protecting personal data, or commercially confidential information, necessary to protect confidential communications between European Union Member States in relation to the preparation of an assessment report, or necessary to ensure effective supervision of the conduct of a clinical trial by European Union Member States. This confidentiality exception may be overruled if there is an overriding public interest in disclosure. The publication of data and documents in relation to the conduct of a clinical trial will take place in accordance with specific timelines. The timelines are established by the EMA and are determined based on the documents and the categorization of the clinical trial.

Moreover, we may terminate clinical trials at any time for any reason, and any decision to do so will trigger clinical trial close-out obligations with clinical trial sites, investigators, CROs, and other vendors engaged in supporting the conduct of our clinical trials. We cannot control whether or not such parties may devote adequate resources or diligence to conducting and properly documenting these clinical trial close-out activities, which could impact the usability of any data we have obtained during the conduct of any such terminated clinical trials or other unforeseen harm to our reputation and future product development programs. Additionally, in the case of certain cell and gene therapy products, the FDA or foreign regulatory authorities may require ongoing safety follow-up post-trial closure for up to 15 years, including for terminated programs. We depend on clinical sites, investigators, and third parties for completing such follow-up and may be unable to ensure compliance with and completion of any required longer-term safety follow-up with prior clinical trial subjects, should such follow-up be required for any terminated or completed clinical trials.

In addition to GCPs, our clinical trials must be conducted with products produced under current cGMP regulations. Failure to comply with applicable protocols and regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process.

Furthermore, the third parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development activities. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our clinical activities. If these third parties, including clinical investigators, do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, clinical data necessary for regulatory approvals for any current or future product candidates.

If any of our relationships with these CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on favorable or similar terms. In addition, switching or adding additional CROs involves additional cost and requires management time and focus. If CROs do not carry out their contractual duties or obligations successfully or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure (including by clinical sites or investigators) to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates and our costs could increase substantially.

If the third-party data and results we rely upon prove to be inaccurate, unreliable or not applicable to our product candidates, we could make inaccurate assumptions and conclusions about our product candidates, and our R&D efforts could be materially adversely affected.

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

If, for any reason, we were to experience an unexpected loss in the supply of any of our approved products, our product candidates, placebo or the comparator drugs used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials or commercial distributions of our approved products.

The facilities used by our contract manufacturers and other third-party manufacturers, as applicable, to manufacture our approved products and our product candidates are subject to the pre-approval inspections of the FDA, EMA and other comparable regulatory authorities, which can be conducted after we submit the required approval applications to any relevant regulatory authorities, such as, for example, an NDA or BLA to the FDA. We monitor and are dependent on, but do not control, the implementation of the manufacturing process of our contract manufacturers and other third-party manufacturers, as applicable, for compliance with cGMP regulatory requirements for manufacture of any drug products. If our contract manufacturers or other third-party manufacturers, as applicable, do not successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, EMA or other regulatory authorities, or if such authorities find deficiencies at the facility of contract manufacturers or third-party manufacturer, as applicable, or if such authorities are unable to conduct the inspections necessary to evaluate such facilities, we will likely not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. This could significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

If we do not maintain our key manufacturing relationships, terminate any such relationships, or if any of our contract manufacturers fail to perform their obligations, we may fail to find replacement manufacturers or develop our own manufacturing capabilities, which could delay or impair our ability to obtain regulatory approval for our products. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us and there could be a substantial delay before new facilities could be qualified and registered with the FDA and other foreign regulatory authorities.

Any change in manufacturer may also involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. In addition, we will need to verify that any new manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another regulatory authority. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.

In some cases, the technical skills required to manufacture our current or future products or product candidates may be unique or proprietary to the original contract manufacturer and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. Furthermore, a contract manufacturer may possess or acquire technology related to the manufacture of our current or future product candidates that such contract manufacturer owns independently. This would increase our reliance on such contract manufacturer or require us to obtain a license from such contract manufacturer in order to have another contract manufacturer manufacture our current or future product candidates. We intend to utilize arrangements with third-party contract manufacturers for the commercial production of our current and future product candidates. This process is difficult and time consuming and we may face competition for access to manufacturing facilities as there are a limited number of contract manufacturers operating under cGMPs that are capable of manufacturing our current or future product candidates. Consequently, we may not be able to reach agreement with third-party manufacturers on satisfactory terms, which could delay our commercialization.

Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or voluntary recalls of our current or future product candidates, operating restrictions and criminal prosecutions, any of which could significantly affect supplies of our current or future product candidates. The facilities used by our contract manufacturers to manufacture our current or future product candidates must be evaluated by the FDA and certain other foreign regulatory authorities. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with cGMPs. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, we may not be able to secure and/or maintain regulatory approval for our product manufactured at these facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or other comparable foreign regulatory authority finds deficiencies or does not approve these facilities for the manufacture of our current or future product candidates, or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our current or future product candidates, if approved. Furthermore, if we are required to change contract manufacturers, we will be required to verify that the new contract manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations, which could result in further costs and delays. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our current or future product candidates and market our products, if approved.

The FDA and other foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our current or any future product candidates and market our products following approval.

We and our manufacturers purchase the materials necessary to produce our product candidates for our clinical trials and our approved products from third-party suppliers. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials and our approved products. We do not control the process or timing of the acquisition of raw materials by our manufacturers, and delays may result for reasons beyond our control. If we or our manufacturers are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our products may be delayed or there may be a shortage in supply, which would impair our ability to generate revenues from the sale of our products. Additionally, if we receive regulatory approval for our product candidates, we may experience unforeseen difficulties or challenges in the manufacture of our products on a commercial scale compared to the manufacture for clinical purposes.

Risks related to our intellectual property

Our ability to compete may decline if we do not adequately protect our proprietary rights.

Future commercial success depends on obtaining, maintaining and successfully defending proprietary rights against third-party challenges for any future product and our current and any future product candidates. We will only be able to protect our product candidates and their uses from unauthorized use by third parties to the extent that valid and enforceable patents or effectively protected trade secrets cover them. Our ability to obtain patent protection for our product candidates is uncertain due to a number of factors, including but not limited to:

●	we may not have been the first to make the inventions covered by pending patent applications or issued patents;

●	we may not have been the first to file patent applications for our product candidates or the compositions we developed or for their uses;

●	others may independently develop identical, similar or alternative products or compositions and uses thereof;

●	our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;
●	any or all of our pending patent applications may not result in issued patents;
●	we may not seek or obtain patent protection in countries that may eventually provide us with significant business opportunities;
●	any patents issued to us may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties;
●	our compositions, methods and processes may not be patentable;
●	others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or

●	others may identify prior art or other bases which could invalidate our patents.

Even if we have or obtain patents covering our product candidates or compositions, we may still be barred from making, using and selling our product candidates or technologies because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering compositions or products that are similar or identical to ours. If a patent owned by a third party covers one of our product candidates or its uses, this could materially affect our ability to develop the product candidate or sell the resulting product if approved. Because patent applications are not published until 18 months from their priority date, there may be currently pending applications unknown to us that may later result in issued patents that our product candidates or compositions may infringe. Additionally, because the scope of claims in pending patent applications can change, there may be pending applications for which claims do not currently cover any of our product candidates but may be altered such that one or more of our product candidates are covered when the resulting patents are issued. These patent applications may have priority over patent applications filed by us.

Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives. For example (without any limitation), others may be able to develop a product that is similar to, or better than, ours in a way that is not covered by the claims of our patents.

Obtaining and maintaining a patent portfolio entails significant expenses and resources. Some of the expenses include filing fees, search and examination fees, grant fees, periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or fees associated with applications due in several stages over the lifetime of patents and/or applications, as well as the costs associated with complying with numerous procedural provisions during the patent application process. We may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forgo patent protection or allow a patent application or a patent to lapse purposefully or inadvertently, our competitive position could suffer. Moreover, in some circumstances, we do not have the right to control the preparation, filing or prosecution of patent applications or to maintain certain patents covering technology subject to our collaboration or license agreements with third parties. For example, under the OLCA with Gilead, Gilead controls litigation for our patents covering filgotinib in jurisdictions outside the European region and for any optioned programs. Therefore, these patents and patent applications may not be prosecuted or enforced in a manner consistent with the best interests of our business.

Legal actions to enforce our patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation of our patents or findings that they are unenforceable. We may or may not choose to pursue litigation or other actions against those that have infringed on our patents or used them without authorization, due to the associated expenses and time commitments of monitoring these activities. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

Pharmaceutical patents and patent applications involve highly complex legal and factual questions, which, if determined to be adverse to us, could negatively impact our patent position.

The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering pharmaceutical compositions may be uncertain and difficult to determine and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office (“USPTO”), the European Patent Office and other foreign counterparts are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Certain U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review and/or inter partes review in the USPTO. European patents and other foreign patents may also be subject to opposition or comparable proceedings in the corresponding foreign patent offices, which could result in either loss of the patents or denial of the patent applications or loss or reduction in the scopes of one or more of the claims of the patents or patent applications. In addition, such interference, reexamination, post-grant review, inter partes review and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

In addition, changes in or different interpretations of patent laws in the United States, European Union, and other jurisdictions may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us, or may limit the number of patents or claims we can obtain. The laws of some countries do not protect intellectual property rights to the same extent as the laws of the U.S. and European Union and those countries may lack adequate rules and procedures for defending our intellectual property rights.

If we fail to obtain and maintain patent protection and trade secret protection of our product candidates, we could lose our competitive advantages, and the competition we face would likely increase, likely reducing any potential revenues and adversely affecting our ability to attain or maintain profitability.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, because we operate in the highly technical field of developing therapies, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. It is our policy to enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors. These agreements generally require that the other party keeps confidential and does not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations.

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

Filing, prosecuting and defending patents that cover our current and future product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries could be less extensive than those in the United States and Europe, assuming that rights are obtained in the United States and Europe. Furthermore, even if patents are granted based on our European patent applications, we may not choose to perfect or maintain our rights in all available European countries. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States and Europe. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing products made using our inventions. The statutory deadlines for pursuing patent protection in individual foreign jurisdictions are based on the priority dates of each of our patent applications.

Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products, and further, may export products to or otherwise infringe products in territories where we have patent protection, but enforcement is not as strong as it would be in the United States or Europe. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States and European Union. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protections, especially those relating to pharmaceuticals or biotechnologies. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws, under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors.

In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the laws and legal decisions by courts in the United States, European Union and other jurisdictions may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in intellectual property laws in the United States and around the world. From time to time, courts and other governmental authorities in the U.S., Europe, Japan and other jurisdictions may change the standards of patentability, and any such changes could have a negative impact on our business. For example, in Europe, a new unitary patent system took effect June 1, 2023, which significantly impacted European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications have the option, upon grant of patents, of becoming a Unitary Patents which will be subject to the jurisdiction of the Unitary Patent Court (the “UPC”). Given that the UPC is a new court system, it is evolving and there is limited jurisprudence, thus increasing the uncertainty surrounding the outcomes of any litigation. Patents granted before the implementation of the UPC have the option of opting out of the jurisdiction of the UPC and remaining national patents in the UPC countries. Patents that are under the jurisdiction of the UPC could potentially be vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries that are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes. Certain jurisdictions, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties under certain circumstances. In those jurisdictions, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. In addition, many jurisdictions limit the enforceability of patents against government agencies or government contractors. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

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

Our inability to protect our intellectual property or failure to maintain the confidentiality and integrity of data or other sensitive Company information, due to cyber-attack or other events, could have a material adverse effect on our business.

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

We also rely on confidentiality agreements with certain employees, consultants, and other third parties to protect, in part, trade secrets and other proprietary information. These agreements could be breached, and we may not have adequate remedies for such breaches. In addition, others could independently develop substantially equivalent proprietary information or gain access to our trade secrets or proprietary information.

Our intellectual property, other proprietary technology and other sensitive Company information are dependent on sophisticated information technology systems and are potentially vulnerable to cyber -attacks, losses, damages, destruction from system malfunctions, computer viruses, loss of data privacy or misappropriations or misuses of such intellectual property, proprietary technology, and sensitive Company information by those with permitted access and other events. While we have invested to protect our intellectual property and other information, and continue to upgrade and enhance our systems to keep pace with continuing changes in information processing technology, there can be no assurance that our precautionary measures will prevent breakdowns, breaches, cyber-attacks or other events. Such events could have a material adverse effect on our reputation, financial condition, or results of operations.

Risks related to intellectual property litigation

We may be subject to claims by third parties asserting ownership or commercial rights to inventions we develop or obligations to make compensatory payments to employees.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaboration partners that provide for the ownership of intellectual property arising from our collaborations. Some of these agreements provide that we must negotiate certain commercial rights with collaboration partners with respect to joint inventions or inventions made by our collaboration partners that arise from the results of the collaborations. In some instances, there may not be adequate written provisions to clearly address the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from the collaboration with a third-party collaboration partner or if disputes otherwise arise with respect to the intellectual property developed in the framework of the collaboration, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property that we have developed or will develop and may, as a result, interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights to that intellectual property. Either outcome could have an adverse impact on our business.

While it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing or obtaining such an agreement with each party who, in fact, develops intellectual property that we regard as our own. In addition, such agreements may be breached or may not be self-executing, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of the property that we consider to be our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ individuals who were previously employed at universities, pharmaceutical companies or biopharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently, or otherwise, used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly, and an unfavorable outcome could harm our business.

Our success will depend in part on our ability to operate without infringing the intellectual property and proprietary rights of third parties. We cannot make assurances that our business, products, commercialization activities, and methods do not or will not infringe the patents, trademarks or other intellectual property rights of third parties.

There is significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our products or our product candidates, technologies or activities infringe the intellectual property rights of others. If our development activities are found to infringe any such patents, we may have to pay significant damages or seek licenses to such patents. A patentee could prevent us from using the patented drugs or compositions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets or to determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations. Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court or redesign our products. Patent litigation is costly and time-consuming. We may not have sufficient resources to bring these actions to a successful conclusion. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position and the price of the ADSs or our ordinary shares. Any legal action against us or our collaboration partners could lead to:

●	payment of substantial damages for past use of the asserted intellectual property and potentially treble damages, if we are found to have willfully infringed a party’s patent rights;
●	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell our product candidates; or

●	us, or our collaboration partners, having to enter into license arrangements that may not be available on commercially acceptable terms, if at all, all of which could have a material adverse impact on our cash position and business and financial condition. As a result, we could be prevented from commercializing current or future product candidates.

Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition and prospects.

Issued patents covering our approved products and product candidates could be found to be invalid or unenforceable if challenged in court

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

Grounds for a validity challenge include alleged failures to meet any of several statutory requirements in most jurisdictions, including lack of novelty, obviousness or non-enablement. In the United States, grounds for unenforceability assertions include allegations that someone connected with the prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions, e.g., opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our approved products, product candidates or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our approved products and/or our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

Risks related to our employee matters

Our future success depends on our ability to retain the members of our Executive Committee and to attract, retain and motivate qualified personnel, consultants and advisors. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our industry has experienced a high rate of turnover in management and other personnel over recent years, and we have effected significant changes in our Executive Committee and Board of Directors during financial year 2025 as a result of our change in business strategy, to ensure that our management and Directors have the requisite experience and capabilities, including corporate, business development and strategic assessment capabilities, to implement our revised business strategy. Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel, many of whom are instrumental for us and have substantial experience with our therapies and related technologies. We are highly dependent on our management, scientific and medical personnel, especially our Executive Committee, which at the date of this annual report is comprised of: (i) Henry Gosebruch, our Chief Executive Officer (the “CEO”); (ii) Aaron Cox, our Chief Financial Officer; and (iii) Fred Blakeslee, our General Counsel, each of whose services are critical to the successful implementation of our product candidates’ acquisition, development and regulatory strategies. To our best knowledge, we are not aware of any present intention of any of these individuals to leave our Company. In order to induce valuable employees to continue their employment with us, we have granted subscription rights and restricted stock units (“RSUs”) that vest over time. The value to employees of subscription rights that vest over time is significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies.

Despite our efforts to retain valuable employees, members of our management, scientific, development, and medical teams may terminate their employment with us at any time, with or without notice, particularly in light of the wind-down of our cell therapy activities. The loss of the services of any of the members of our Executive Committee or other key employees could delay our business development, research, development and other activities, and our inability to find suitable replacements could harm our business, financial condition, strategic reorientation and prospects. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers, as well as junior, mid-level and senior personnel.

We may not be able to attract or retain qualified management and personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical, biotechnology, pharmaceutical and other businesses. Many of the other pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. Therefore, we might not be able to attract or retain these key personnel on conditions that are economically acceptable. If we are unable to continue to attract and retain-high quality personnel, the rate and success at which we can develop and commercialize products or product candidates could be adversely affected.

Additionally, the wind-down of our cell therapy activities and related workforce reduction could yield unanticipated consequences, such as increased difficulties in implementing our business strategy, attrition beyond our reduction in workforce and reduced employee morale, which may cause remaining employees to seek alternative employment. Our ability to successfully complete one or more strategic transactions depends in part on our ability to retain certain of our remaining personnel, including members of our senior management. If we are unable to successfully retain our remaining personnel, we are at risk of a disruption to our exploration and consummation of strategic transactions as well as our ongoing business operations and overall business strategy.

Furthermore, we will need to recruit new managers and qualified scientific, regulatory and financial personnel to develop our business as we expand into the fields that will require additional skills and expertise. Our inability to attract and retain these key personnel could prevent us from achieving our objectives and implementing our business strategy, which could have a material adverse effect on our business and prospects.

Risks posed by the improper conduct of employees, agents, contractors, CROs, consultants, vendors or collaboration partners could adversely affect our reputation and our business, prospects, operating results and financial condition.

We cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by our employees, agents, contractors, CROs, consultants, vendors or collaboration partners that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, securities, manufacturing standards, data manipulation, scientific fraud, foreign corrupt practices, environmental, competition and patient privacy and other privacy and data protection laws and regulations. Such improper actions could subject us to civil or criminal investigations and monetary and injunctive penalties and could adversely impact our ability to conduct business and obtain and maintain favorable operating results and reputation.

In particular, our business activities may be subject to the Foreign Corrupt Practices Act (“FCPA”), and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the UK Bribery Act of 2010. The FCPA generally prohibits offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non- U.S. governments. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals are employed by their governments, and the purchasers of pharmaceuticals are governmental entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently the SEC and U.S. Department of Justice have increased their FCPA enforcement activities with respect to pharmaceutical companies. There is no certainty that all of our employees, agents, contractors, CROs, consultants, vendors or collaboration partners, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws and regulations. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person could allege such misconduct, even if none occurred. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees and our business, prospects, operating results and financial condition.

We could be subject to liabilities under human rights, corruption, environmental, sustainability, health and safety laws or regulations or fines, penalties or other sanctions, if we fail to comply with such laws or regulations or otherwise incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous human rights, corruption, environmental, sustainability, health and safety laws, regulations, and permitting requirements, including those governing laboratory procedures, decontamination activities and the handling, transportation, use, remediation, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous materials, including chemicals, radioactive isotopes and biological materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risks of contamination, injury or illness from these materials or wastes either at our sites or at third-party disposal sites. In the event of such contamination, injury or illness, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs and reputational loss associated with civil or criminal fines and penalties. Although we maintain workers’ compensation insurance to cover costs and expenses we may incur due to illness or injuries to our employees resulting from the use of hazardous materials or other work-related illnesses or injuries, this insurance may not provide adequate coverage against potential liabilities.

In addition, we may incur substantial costs in order to comply with current or future environmental, sustainability, health, and safety laws, regulations or permitting requirements, in which case our research, development or other efforts may be interrupted or delayed, and our financial condition and results of operation may be materially adversely affected. As of the date of this annual report, we are subject to the EU’s Corporate Sustainability Reporting Directive (“CSRD”) and are therefore required to report in our annual report on a broad range of sustainability-related impacts, risks, and opportunities on the basis of the European Sustainability Reporting Standards, which require, in particular, disclosures on environmental protection, social responsibility, and treatment of employees, respect for human rights, anti-corruption, bribery, and diversity. In connection with these reporting obligations, we are required to formulate long-term Environmental Social and Governance targets, policy, and strategic plans and to conduct due diligence for our own operations and supply chain. Because the CSRD requires reporting based on a double materiality assessment, we need to be in a position to make both (i) an inside-out assessment of impact materiality (meaning a consideration of the impact of our corporate activity on sustainability matters from the perspective of citizens, consumers, employees, etc.) and (ii) an outside-in assessment of financial materiality (meaning a consideration of sustainability matters which, from the investor perspective, are material to our development, performance and financial position). These current or future laws, regulations, and permitting requirements may impair our research, development, or production efforts. Failure to comply with these laws, regulations, and permitting requirements also may result in substantial fines, penalties, or other sanctions. As an example, climate change and, more specifically, the related current and future regulatory requirements, as well as the accelerated transition to a low carbon economy globally, might adversely impact our compliance status and value chain, if not addressed adequately.

Environmental regulations are also the subject of evolving legislative change. On December 9, 2025, the European Parliament and Council reached provisional agreement on an Omnibus Package substantively amending the CSRD and significantly reducing the number of entities falling in scope of the CSRD. The provisional agreement was then approved on December 16, 2025, by the European Parliament, with the final text requiring the final approval of the Council. After publication of the implementing directive and its entry into force, each member state will need to transpose all provisions of the directive within 12 months. Separately, the application of the CSRD to companies who are currently in scope but who have not yet started reporting has also been postponed by two years by Directive (EU) 2025/794 (known as the “Stop-the-Clock” directive). Expected and future legislative changes may therefore result in us no longer being in scope of the CSRD in the future, which would affect our compliance status and the reporting requirements we are subject to.

Risks related to our business operations and growth

Inadequate funding for the FDA, the SEC and other government agencies, including from government shutdowns, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions that the operation of our business may rely upon, which could negatively impact our business.

The ability of the FDA and other comparable regulatory agencies to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA’s or other comparable regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees and other events that may otherwise affect the FDA’s or other comparable regulatory authorities’ ability to perform routine functions. Average review times at the FDA and other comparable regulatory authorities have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund R&D activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. In addition, the current U.S. presidential administration has issued certain policies and executive orders directed towards reducing the employee headcount and costs associated with U.S. administrative agencies, including the FDA, and it remains unclear the degree to which these efforts may limit or otherwise adversely affect the FDA’s ability to conduct routine activities.

If a prolonged government shutdown occurs, or if renewed global health concerns, funding shortages or staffing limitations hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other such regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

If we fail to manage our growth effectively, our ability to develop and commercialize products could suffer.

We expect that as we execute on our business strategy and, our clinical product candidates continue to progress in development, and we continue to build our development, and medical organizations, we will require significant additional investment in personnel, management and resources. Our ability to achieve our R&D objectives depends on our ability to respond effectively to these demands to expand our internal organization, systems, controls and facilities to accommodate additional anticipated growth and upon our management developing and implementing strategies for us to realize these objectives. If we are unable to manage our growth effectively, our business could be harmed and our ability to execute our business strategy could suffer.

In particular, following the wind-down of our cell therapy activities and the related reduction in workforce, we expect our headcount to be reduced by approximately 365 employees. Because we intend to expand our pipeline and organization through strategic acquisitions, our organization may grow rapidly as a result of such acquisitions, and we may have additional difficulties in managing the rapid contraction and expansion of our operations, including difficulty in identifying, recruiting, maintaining and integrating personnel, operations and financial and other controls and systems relevant to any acquired product candidates. Both the reduction in force and any subsequent expansion of our Company may result in the loss of additional employees and reduced productivity among remaining employees. See “—Risks related to our business strategy—Our ability to consummate a strategic transaction depends on our ability to retain our employees required to consummate such transaction and further develop and, if approved, commercialize any product candidate acquired in such transaction” for more information.

As a result of our limited financial, manufacturing and management resources, we may forgo or delay pursuit of opportunities with potential product candidates that later prove to have greater market potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could have a material adverse effect on our business, investor confidence and market price.

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. We often use estimates and assumptions concerning the future. For more information, please see the section entitled “Critical accounting judgments and key sources of estimation uncertainty”. In addition, because we are a United States public company, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), requires, among other things, that we assess the effectiveness of our disclosure controls and procedures annually, and the effectiveness of our internal control over financial reporting at the end of each fiscal year.

Section 404 of the Sarbanes-Oxley Act (“Section 404”), requires us to perform system and process evaluations and to test of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 are complex and require significant documentation, testing and possible remediation. These stringent standards require that our Audit Committee be advised and regularly updated on management’s review of internal control over financial reporting. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expenses and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of the ADSs or our ordinary shares could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources. Furthermore, investor perceptions of our Company may suffer if deficiencies are found, and this could cause a decline in the market price of the ADSs or our ordinary shares. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting or financial results, and could result in an adverse opinion on our internal control over financial reporting from our independent registered public accounting firm.

Our information technology system and networks and those of our third party partners or vendors could face serious disruptions or suffer security breaches, incidents, or compromises that could adversely affect our business.

To meet business objectives, we rely on both internal information technology (“IT”) systems and networks, as well as those of third parties and their vendors, to process and store confidential and sensitive data, including confidential research, business plans, financial information, intellectual property, patient data, customer data and personal data that may be subject to legal protection. The extensive information security and cybersecurity threats, which affect companies globally, pose a risk to the security and availability of these IT systems and networks, as well as to the confidentiality, integrity and availability of confidential and sensitive data.

These threats may include, but are not limited to, social-engineering attacks (including through phishing attacks), business email compromises, online and offline fraud, malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, access attacks (such as credential stuffing), ransomware attacks and supply-chain attacks. These types of incidents continue to be prevalent and pervasive across industries, including in our industry, and such attacks on our systems have occurred in the past and are expected to occur in the future. In addition, we expect the amount and sophistication of the perpetrators of these attacks to continue to expand. Our systems and networks, and those of our third parties and vendors, may also be subject to software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware or telecommunications failures, earthquakes, fires, floods and other similar threats.

We continuously assess these threats and make investments to enhance internal protection, detection, and response capabilities, as well as to enhance our third-party providers’ capabilities and controls to address this risk.

However, because of the frequently changing attack techniques, along with the increased volume and sophistication of the attacks, there is the potential risk for us to be adversely impacted. Although we have invested time and resources into the protection of our information technology and other internal infrastructure systems, we and our vendors, like other companies in the industry, have experienced non-material attacks from time to time, and we and our vendors may experience other such attacks in the future.

The impact of security breaches and significant disruption in the availability of our information technology and networks could result in reputational, competitive, operational or other business harm, financial costs, litigation (including class action claims), regulatory action (for example, investigations, fines, penalties, audits and inspections), as well as interruptions to our collaborations with our partners, and delays in our research, development work, regulatory approval efforts and other work.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our approved product and any future approved products.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and an even greater risk in connection with the commercialization of our drugs (if approved). For example (without any limitation), we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing, commercialization, use or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our products. Any claims against us, regardless of their merit, could be difficult and costly to defend, and could materially adversely affect the market for our products and product candidates or any prospects for commercialization or our products and product candidates. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to stop development or, if approved, limit commercialization of our products and product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcomes, liability claims may result in:

●	delay or termination of clinical trials;

●	injury to our reputation;
●	withdrawal of clinical trial participants or difficulties in recruiting new trial participants;
●	initiation of investigations by regulators;
●	costs to defend or settle the related litigation;
●	a diversion of management’s time and our resources;
●	substantial monetary awards to trial participants or patients;
●	decreased demand for our approved product, any future products or our product candidates;
●	product recalls, withdrawals or labeling, marketing or promotional restrictions;
●	loss of revenues from product sales; and
●	the inability to commercialize our approved product or any of our product candidates, if approved.

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the development or commercialization of our products and product candidates. We currently carry clinical trial liability insurance and product liability insurance at levels that we believe are appropriate for our clinical trials and our commercialization activities.

Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital or other assets to pay such amounts. As a result, our business operations could be impaired. We may not be able to maintain insurance coverage at a reasonable cost or to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

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

We are subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government, the states and foreign governments in which we conduct our business. Healthcare providers, physicians and third-party payers play primary roles in the recommendations and prescriptions of any of our approved products and product candidates for which we obtain marketing approval. Our current and future arrangements with third -party payers and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships with third parties through which we market, sell and distribute any products for which we obtain marketing approval. In addition, we may be subject to the privacy, data protection and security regulations of the European Union, the United States and other jurisdictions in which we conduct our business. For more information, see section titled “Information on the Company – Other healthcare laws and compliance requirements.”

The scope and enforcement of each of these laws are uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedents and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including administrative, civil and criminal penalties, damages (including, but not limited to, reputational harm), fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment, reputational harm and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, defending against any such actions can be costly and time-consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending ourselves against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any legislative and/or regulatory initiatives and changes would lead to increased restrictions on the marketing of our approved products and product candidates or to limitations of the funds available for healthcare in any relevant jurisdictions, reimbursement levels could be reduced, the prices we may set would likely be affected and we would likely be negatively impacted in our ability to successfully and profitably market our approved products and product candidates. If any of the above occur, our ability to operate our business and our results of operations could be adversely affected.

We may fail to comply with evolving privacy and data protection laws and requirements in effect in the European Union, United Kingdom, and other jurisdictions.

In the European Union, the EEA and the United Kingdom, we may face particular privacy, data security, privacy and data protection risks in connection with requirements of the Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons, with regard to the processing of personal data and on the free movement of such data and repealing Directive 95/46/EC (the “EU GDPR”), the EU GDPR in such form as incorporated into the laws of the UK (the “UK GDPR”), and other applicable implementing or supplemental data protection laws and regulations in effect in the EEA and UK. The UK’s data protection regime is independent from, but aligned to, the EU’s data protection regime. Unless stated otherwise in this annual report, the “GDPR” refers to both the EU GDPR and UK GDPR, and applies inter alia to the processing of personal data in connection with (a) the offering of goods or services to/the monitoring of the behavior of individuals in the EEA/UK; or (b) the activities of our establishments in the EEA/UK. The GDPR impose strict data protection obligations for controllers and processors of personal data, including, for example, expanded disclosures about how personal data is to be used, limitations on retention of data, enhanced requirements for securing personal data, mandatory data breach notification requirements, appointing data protection officers, conducting data protection impact assessments and the creation of onerous liabilities on controllers and processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside of the UK and EEA that do not ensure an adequate level of protection, including the United States in certain circumstances, unless derogation exists or a valid GDPR transfer mechanism (for example, the European Commission approved Standard Contractual Clauses (“SCCs”), and the UK International Data Transfer Agreement or Addendum (the “UK IDTA”)), have been put in place, and transfer impact assessments increase substantially the penalties to which we could be subject if carried out. Any inability to transfer personal data from the UK or EEA to the United States in compliance with data protection laws may impede our operations and may adversely affect our business and financial position. Following the UK’s exit from the EU (“Brexit”), there will be increasing scope for divergence in application, interpretation and enforcement of the data protection laws between these territories. For example, the UK has introduced the Data Reform Bill into the UK legislative process with the intention for this bill to reform the UK’s data protection regime following Brexit. If passed, the final version of the Data Reform Bill may have the effect of further altering the similarities between the UK and EEA data protection regimes and threaten the UK adequacy decision from the EU Commission allowing the free flow of personal data from the UK to the EEA, which may lead to additional compliance costs and could increase our overall risk. This lack of clarity on future UK laws and regulations and their interaction with those of the EEA could add legal risks, uncertainty, complexity and costs to our handling of EEA and UK personal data and our privacy and security compliance programs. This lack of clarity could also require us to implement different compliance measures for the UK and EEA.

Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA member states and the UK, which may deviate slightly from the GDPR, may result in warning letters, mandatory audits, suspension of processing and substantial financial penalties, including possible fines of up to € 20,000,000 (€17.5 million for the UK GDPR) or up to 4% of our total worldwide annual turnover of the preceding year for the most serious infringements. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. The GDPR increases our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place and maintain additional mechanisms to ensure compliance with the GDPR. Compliance with the GDPR is a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and, despite those efforts, there is still a risk that we may be subject to fines and penalties, litigation and reputational harm in connection with our personal data-processing activities. A similar legislative framework, including similar obligations and penalties, applies in Switzerland, where similar efforts are needed.

If we are investigated by a data protection authority, we may face fines and other penalties. Any such investigation or charges by data protection authorities could have a negative effect on our existing business and our ability to attract and retain new clients or pharmaceutical partners. We may also experience hesitancy, reluctance or refusal by European or multi-national clients or pharmaceutical partners to continue to use our products due to the potential risk exposure resulting from the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current laws, including the GDPR. Such clients or pharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain or otherwise objectionable, and therefore, they may decide not to do business with us. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

Despite our efforts to ensure compliance with the GDPR, we may not be successful, either due to internal or external factors, such as resource allocation limitations. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects, consumer associations or others, as well as in penalties issued by data protection authorities, as is also stated above.

We may also fail to comply with other privacy and data protection laws and regulations in other jurisdictions where we are active and/ or operating, including but not limited to the United States.

Although we have invested time and resources in the protection of our personal data and information technology and monitors our systems on an ongoing basis, some immaterial incidents have occurred, and, in respect of which, we have taken appropriate measures. To date, no material risk has been identified, and our business and operations have not been materially impacted by such incidents.

Business interruptions could delay us in the process of developing our product candidates.

Loss of our laboratory, warehouse or other real estate facilities through fire or other causes could have an adverse effect on our ability to continue to conduct our business. We currently have insurance coverage to compensate us for such business interruptions; however, such coverage may prove insufficient to compensate us fully for any potential damages to our business resulting from any significant property or casualty losses to our facilities.

We may undertake strategic acquisitions in the future, and any difficulties posed by integrating such acquisitions could adversely affect our share price and results of operations.

We may acquire companies, businesses and products that complement or augment our existing business. Because our programs may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these proprietary rights. We may be unable to acquire or in-license any compositions, processes or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The acquisition and licensing of third-party intellectual property rights is a competitive area, and other companies that have a competitive advantage over us due to their size, cash resources or other factors may pursue strategies to in-license or acquire third-party intellectual property rights that we may consider attractive. We may not be able to integrate any acquired companies, businesses or products successfully or operate any acquired companies, businesses or products profitably. Integrating any newly acquired companies, businesses or products could be expensive and time-consuming. Integration efforts often take a significant amount of time, place a significant strain on managerial, operational and financial resources, can result in losses of key personnel and can prove to be more difficult or expensive than we predict. The diversion of our management’s attention and any delay or difficulties encountered in connection with any future acquisitions or in-licensing that we may consummate could result in the disruption of our ongoing business or inconsistencies in standards and controls that could negatively affect our ability to maintain third-party relationships. Moreover, we may need to raise additional funds through public or private debt or equity financing or issue additional shares to acquire any businesses or products, which may result in dilution for shareholders or the incurrence of indebtedness.

As part of our efforts to acquire companies, businesses or product candidates, or to enter into other significant transactions, we conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in the transactions. Despite our efforts, we ultimately may be unsuccessful in ascertaining or evaluating all such risks and, as a result, might not realize the intended advantages of the transactions. If we fail to realize the expected benefits from the acquisitions we may consummate in the future, or that we have consummated in the past, whether as a result of unidentified risks or liabilities, integration difficulties, regulatory setbacks, litigation with current or former employees or other events, our business, results of operations and financial condition could be adversely affected. If we acquire product candidates, we will also need to make certain assumptions about, among other things, development costs, the likelihood of receiving regulatory approval and the market for such product candidates. Our assumptions may prove to be incorrect, which could cause us to fail to realize the anticipated benefits of these transactions.

In addition, we will likely experience significant charges to earnings in connection with our efforts, if any, to consummate acquisitions. For transactions that are ultimately not consummated, these charges may include fees and expenses for investment bankers, attorneys, accountants and other advisors in connection with our efforts. Even if our efforts are successful, we may incur, as part of a transaction, substantial charges for closure costs associated with the elimination of duplicate operations and facilities and acquired in-process R&D charges. In either case, the incurrence of these charges could adversely affect our results of operations for particular periods.

Actions of activist shareholders could cause us to incur substantial costs, divert the attention and resources of our management and our Directors and have an adverse effect on our business and trading price.

From time to time, we may be subject to proposals by shareholders urging us to take certain corporate actions or to nominate certain individuals to our Board of Directors. If activist shareholder activities by shareholders ensue, our business could be adversely affected, as responding to actions by activist shareholders can be costly and time-consuming, disrupt our operations and divert the attention of management and Directors. For example (without any limitation), we may be required to retain the services of various professionals to advise us on activist shareholders’ matters, including legal, financial and communications advisors, the costs of which may negatively impact our future financial results. In addition, perceived uncertainties as to our future direction, strategy or leadership created as a consequence of activist shareholders’ initiatives may result in the loss of potential business opportunities, harm our ability to attract new investors, customers and employees, and cause the price of our ADSs or ordinary shares to experience periods of volatility or stagnation.

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

We could face significant operational risks as a result of doing business internationally, which could have a material adverse effect on our business, financial condition and results of operations, such as (without any limitation):

●	fluctuations in foreign currency exchange rates;

●	potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or challenges by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;

●	potential changes to the accounting standards, which may influence our financial situation and results;

●	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and thus needing to comply with a wide variety of foreign laws, treaties and regulations;

●	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;

●	difficulties in attracting and retaining qualified personnel;
●	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;

●	rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events and potential failure in maintaining the confidence of our suppliers or customers due to such changes or events; and
●	tariffs (including tariffs that have been or may in the future be imposed by the United States or other countries), trade protection measures, import or export licensing requirements, trade embargoes, economic sanctions, other trade barriers (including further legislation or actions taken by the United States or other countries that restrict trade) and protectionist or retaliatory measures taken by the United States or other countries.

Unforeseen or catastrophic events, including extreme weather events and other natural disasters, man-made disasters or the emergence of epidemics, global conflicts or geopolitical issues, could cause a disruption in our operations or other consequences that could have a material adverse effect on our financial condition and results of operations.

The occurrence of unforeseen or catastrophic events, including extreme weather events and other acts of god or natural disasters, man-made disasters, electricity or telecommunication interruptions, geopolitical and other economic or political conditions or events (such as the armed conflict between Russia and Ukraine, the conflict in Israel and Gaza, or the conflict between U.S. and Iran) or the emergence of epidemics or diseases, depending on their scale, may cause different degrees of damage to national and local economies and could cause a disruption in our operations and have a material adverse effect on our financial condition and results of operations. Such events may also cause the market price and demand for our ADSs or ordinary shares to fluctuate substantially. Man- made disasters, epidemics or disease and other events connected with the regions in which we operate could have similar effects. If a natural or man-made disaster, electricity or telecommunication interruption or other event were to occur that prevents us from using all or a significant portion of our facilities, that damages critical infrastructure, such as clinical trial sites or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupts operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business.

Current geopolitical tensions with China may also have an effect on our business. Our use of foreign CROs and CDMOs in some jurisdictions may be or may become subject to U.S. legislation, sanctions, tariffs, trade restrictions and/or other regulatory requirements, which may increase the cost of and cause delays in the procurement or supply of materials for, or manufacture of, our product candidates or have an adverse effect on our ability to secure significant commitments from governments to purchase our potential therapies.

For example, the U.S. BIOSECURE Act, which was enacted in December 2025, prohibits federal agencies from procuring or using any biotechnology equipment or services from “biotechnology companies of concern,” or entering into, extending, or renewing any contracts with entities that use such biotechnology equipment or services from “biotechnology companies of concern.” Congress has interpreted a “biotechnology company of concern” as an entity that is under the control of a foreign adversary and that poses a risk to national security based on its research or multiomic data collection. While the U.S. BIOSECURE Act has a grandfathering period of five years for existing contracts, and has carveouts for manufacture of drugs for supply under Medicaid and Medicare Part B, subject to the Secretary of Veteran Affairs’ discretion, the impact of the U.S. BIOSECURE Act on the biotechnology industry is uncertain. This and similar laws could have the potential to restrict the ability of companies to work with certain Chinese biotechnology companies of concern without losing the ability to contract with, or otherwise receive funding from, the U.S. government.

The increasing use of social media platforms presents risks and challenges.

We and our employees are increasingly utilizing social media tools as a means of communication both internally and externally. Despite our efforts to monitor evolving social media communication guidelines and comply with applicable rules, there is risk that the use of social media by us or our employees to communicate about our products and product candidates, operations or business may result in us being found in violation of applicable legal or contractual requirements. In addition, our employees may knowingly or inadvertently make use of social media in ways that may not comply with our social media policy or other legal or contractual requirements, which may give rise to liability, lead to the loss of trade secrets or other intellectual property or result in the public exposure of personal information of our employees, clinical trial patients, collaboration partners and others and which could have an adverse effect on our business, financial conditions and results of operations. Furthermore, negative posts or comments about us or our products on social media could seriously damage our reputation, brand image and goodwill.

In addition, it is possible for individuals or groups to target companies with disruptive social media campaigns related to requests for access to unapproved drugs for patients with significant unmet medical needs. If we experience such a social media campaign regarding any of our current or future decisions to provide or not provide access to our product candidates under an expanded access policy, our reputation may be negatively affected and our business may be harmed.

Risks related to tax and other financial matters

If we are unable to use tax loss carryforwards to reduce future taxable income or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.

As of December 31, 2025, we had cumulative carryforward tax losses of €823.1 million related to entities in Belgium, and €20.0 million related to the other entities of our Galapagos Group, as defined below. These are available to carry forward and offset against possible future taxable income for an indefinite period in Belgium, but €9.1 million of these tax loss carryforwards in the United States will expire in the future. If we are unable to use tax loss carryforwards to reduce possible future taxable income or in case of changes in tax regulations affecting the use of tax loss carryforwards, our business, results of operations and financial condition may be adversely affected.

As a Company active in R&D in Belgium and France, we have benefited from certain R&D incentives including, for example, but not limited to, the Belgian R&D tax credit and the French research tax credit (crédit d’impôt recherche). These tax credits can be offset against Belgian and French corporate income tax due, respectively. The excess portion may be refunded as from the end of a four-year fiscal period for the Belgian R&D incentive (this period of four years is reduced from five years for tax credits carried forward as from the accounting year starting January 1, 2025), and at the end of a three-year fiscal period for the French R&D incentive. As from the accounting year starting January 1, 2025, it is optional for us in Belgium to either apply the tax credit to any corporate income tax due or to carry-over the tax credit to a subsequent taxable period (up to the four-year refund period). The R&D incentives are both calculated based on the amount of eligible R&D expenditure. The Belgian tax credit represented €26.3 million for the year ended December 31, 2023, €17.2 million for the year ended December 31, 2024, and €13.6 million for the year ended December 31, 2025. The French tax credit amounted to €6.5 million for the year ended December 31, 2023, €2.1 million for the year ended December 31, 2024, and nil for the year ended December 31, 2025. The Belgian and/or French tax authorities may audit each R&D program in respect of which a tax credit has been claimed and assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our R&D activities and, should the Belgian and/or French tax authorities be successful in such potential challenges, we may be liable for additional corporate income tax, penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the Belgian or French governments decide to eliminate or reduce the scope or the rate of the R&D incentive benefits, either of which they could decide to do at any time, our results of operations could be adversely affected.

As a Company active in R&D in Belgium, we also expect to benefit from the innovation income deduction (“IID”), in Belgium. The IID regime allows net profits attributable to revenue from, among others, patented products (or products for which the patent application is pending) to be taxed at a lower effective tax rate than other revenues. The effective tax rate can thus be reduced down to 3.75%. At the end of 2025, we had €692.1 million of carry-forward IID in Belgium.

On December 14, 2022, the Council of the European Union formally adopted the Council Directive on ensuring a global minimum level of taxation for multinational groups in the European Union, laying down rules for ensuring a minimum level of effective corporate taxation of large multinational groups and large-scale purely domestic groups operating in the Single Market. The Council Directive is largely aligned with the OECD Model Rules agreed by the Inclusive Framework and published on December 20, 2021 (the so -called “Pillar II”). The aim of the Council Directive is to realize a 15% global minimum effective tax rate at country-per-country level. At this stage, no carve-out for patent box regimes or R&D incentives is included in the Council Directive. This Council Directive could have an impact on our future effective tax rate and/or tax attributes. Member States had to transpose said Council Directive into their national laws before December 31, 2023.

The Belgian Pillar II rules entered will enter into force in two steps: the income inclusion rule (the “IIR”) and the Qualified Domestic Minimum Top-up Tax (the “QDMTT”) entered into force for taxable periods starting as of December 31, 2023, whereas the rules regarding the Undertaxed Profit Rule (the “UTPR”) have entered into force for taxable periods starting as of December 31, 2024. The legislation will be effective for our financial year beginning on January 1, 2026.

IAS 12 includes a temporary exception to recognizing and disclosing information about deferred tax assets and liabilities that are related to tax law that is enacted or substantively enacted to implement the Pillar 2 legislation. We apply this temporary exception.

Given our consolidated revenues exceeding 750 MEUR in FY 2023 and FY 2025, we consider that we will become in scope of the Pillar 2 legislation with first reporting year being FY 2026.

We have performed an assessment of our potential exposure to Pillar 2 income taxes using the most recent information available, including FY2024 tax filings and financial statements of us and our constituent entities (the “Galapagos Group”). Based on this assessment, it can be derived that:

(i)	In most of the jurisdictions, at least one of the Transitional Country by Country Reporting (“CbCR”) Safe Harbour tests is met.
(ii)	In a limited number of jurisdictions where none of the Transitional CbCR Safe Harbour tests is met, we do not expect a material top-up tax exposure in those jurisdictions.

We are preparing to comply with local Pillar 2 requirements for financial years beginning on 1 January 2026.

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

Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, among others, qualifying pension funds, companies qualifying as parent companies in the sense of the Council Directive (90/435/EEC) of July 23, 1990 or the Parent-Subsidiary Directive, as amended, or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply, and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions. Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation (the “U.S.-Belgium Tax Treaty”). The U.S.-Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers that are the beneficial owners of the dividend incomes concerned, provided that such U.S. taxpayers meet the limitation on benefits conditions imposed by the U.S.-Belgium Tax Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Tax Treaty. The 5% withholding tax applies in cases where the U.S. shareholder, beneficial owner of the income, is a company which holds at least 10% of the voting shares in the company. A 0% Belgian withholding tax applies when the shareholder, beneficial owner of the income, is a U.S. company that has held directly at least 10% of the capital in the company for at least 12 months on the date the dividend is declared, or is, subject to certain conditions, a U.S. pension fund. Our U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitations on benefits conditions, as imposed by the U.S.-Belgium Tax Treaty.

Changes in tax law could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state and local taxation and non-U.S. taxation are constantly under review by persons involved in the legislative process, the Internal Revenue Service, the U.S. Treasury Department and other taxing authorities. Changes to tax laws or tax rulings, or changes in interpretations of existing laws (which changes may have retroactive application), could adversely affect us or holders of our ADSs. These changes could subject us to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, digital tax, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating and other costs, as well as the costs of our products. In recent years, many such changes have been made, and changes are likely to continue to occur in the future. As we expand the scale of our business activities, any changes in the U.S. and non-U.S. taxation of such activities may increase our effective tax rate and harm our business, financial condition, and results of operations.

We believe that we were a PFIC for U.S. federal income tax purposes for the 2025 taxable year and may be a PFIC in the current or subsequent taxable years, which could result in adverse U.S. tax consequences to certain U.S. holders.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a PFIC for U.S. federal income tax purposes. For the purposes of these tests, passive income includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Our status as a PFIC depends on the composition of our income and the composition and value of our assets from time to time. If we are a PFIC any year, certain U.S. holders of the ADSs may suffer adverse tax consequences, including, but not limited to, having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, losing the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. For more information, see “Item 10.E.—Taxation—Certain Material U.S. Federal Income Tax Considerations to U.S. Holders—Passive Foreign Investment Company Considerations.”

Based upon the value of our assets, including any goodwill, and the composition of our income and assets, we believe that we were a PFIC for our 2025 taxable year. Additionally, we may be a PFIC in the current taxable year or in any subsequent taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

We believe that we were not a CFC, for U.S. federal income tax purposes for the 2025 taxable year. If we were to qualify as a CFC, this could result in adverse U.S. federal income tax consequences to certain U.S. holders.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a CFC for U.S. federal income tax purposes generally is required to include in their income reports for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders.

Subpart F income generally includes dividends, interest, rents and royalties, gains from the sale of securities and income from certain transactions with related parties. For tax years beginning after December 31, 2017, each Ten Percent Shareholder of a CFC is also required to include in income such Ten Percent Shareholder’s share of “global intangible low-taxed income” with respect to such CFC. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than as a capital gain. A non-United States corporation generally will be classified as a CFC for United States federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) who owns or is considered to own 10% or of either (1) the total combined voting power of all classes of stock entitled to vote of such corporation or (2) the total value of all classes of stock of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. In addition, recent changes pursuant to United States tax reform to the attribution rules relating to the determination of CFC status may make it difficult to determine our CFC status for any taxable year.

To our best knowledge, we do not believe that we were a CFC for the taxable year ended December 31, 2025. Furthermore, it is possible that our non-United States subsidiaries will be CFCs for the taxable year ended December 31, 2025 (or future taxable years) even if we are not a CFC for such taxable year(s). However, we cannot provide any assurances regarding our status or the status of our subsidiaries as a CFC for the 2025 taxable year or any future taxable years. U.S. holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC, we generally will not be treated as a PFIC with respect to those U.S. holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

We may be forced to repay the technological innovation grants if we fail to comply with our contractual obligations under the applicable grant agreements.

We have received several technological innovation grants to date, totaling €38.8 million as of December 31, 2025, from an agency of the Flemish government to support various research programs and technological innovation in Flanders. These grants carry clauses that require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. If we fail to comply with our contractual obligations under the applicable technological innovation grant agreements, we could be forced to repay all or part of the grants received. Such repayment could adversely affect our ability to finance our R&D projects. In addition, we cannot ensure that we will then have the additional financial resources needed or the time or the ability to replace these financial resources with others.

We may be exposed to significant foreign exchange risk.

We hold portions of our cash and cash equivalents and financial investments in currencies other than the euro, in particular, the U.S. dollar. We also incur portions of our expenses and derive revenues, in currencies other than the euro, in particular, the U.S. dollar. As a result, we are exposed to foreign currency exchange risk as our reporting currency is the euro. We engaged in one exchange rate hedging transaction during 2025 to protect against uncertainty in future exchange rates between particular foreign currencies and the euro, but this is not common practice. Therefore, for example (without any limitation), an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our business, financial condition, results of operations and cash flows.

The requirements of being a U.S. public company may strain our resources and divert management’s attention.

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act, the Exchange Act and the rules and regulations adopted by the SEC and the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and other applicable securities rules and regulations imposing various requirements on non-United States public companies. Further, compliance with various regulatory reporting requires significant commitments of time from our management and our Directors, which reduces the time available for the performance of their other responsibilities. Our failure to track and comply with the various rules may materially adversely affect our reputation and ability to obtain the necessary certifications to financial statements and may lead to additional regulatory enforcement actions and could adversely affect the value of the ADSs or our ordinary shares. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

The market price of the ordinary shares and ADSs could be subject to wide fluctuations.

The market price of the ordinary shares and ADSs could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including (without any limitation):

●	actual or anticipated fluctuations in our financial condition and operating results;

●	actual or anticipated changes in our growth rate relative to our competitors;
●	competition from existing products or new products that may emerge;
●	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
●	issuance of new or updated research or reports by securities or industry analysts;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us; share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	additions or departures of key management or scientific personnel;
●	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
●	changes to coverage policies or reimbursement levels by commercial third-party payers and government payers and any announcements relating to coverage policies or reimbursement levels;
●	announcement or expectation of additional debt or equity financing efforts;
●	public concern relating to the commercial value or safety of any of our products or product candidates;
●	changes in government regulations;
●	positive or negative results of testing and clinical trials by us, strategic partners or competitors;
●	outcome of regulatory review of our product candidates;
●	sales of the ordinary shares and ADSs by us, our insiders or our other shareholders; and
●	general economic and market conditions.

In addition, although the ordinary shares are listed on Euronext Brussels and Euronext Amsterdam, and the ADSs are listed on the Nasdaq Global Select Market stock exchange, we cannot ensure that a trading market for those securities will be maintained.

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

As of the date of this annual report on Form 20-F, our executive officers, Directors, current 5% or greater shareholders and their affiliated entities, including Gilead and its affiliates, together beneficially own approximately 54.07% of our ordinary shares, including shares in the form of ADSs. This concentration of ownership might have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial, and might therefore negatively affect the market price of the ADSs. Reference is made to “Item 7.A. – Major Shareholders.”.

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

The trading market for the ordinary shares and ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our Company, the trading price for the ordinary shares and ADSs would likely be negatively impacted. If one or more of the analysts who covers us downgrades the ordinary shares and ADSs or publishes incorrect or unfavorable research about our business, the price of the ordinary shares and ADSs would likely decline. If one or more of these analysts ceases coverage of our Company, fails to publish reports about us regularly or downgrades the ordinary shares and ADSs, demand for the ordinary shares and ADSs could decrease, which could cause the price of the ordinary shares and ADSs or trading volume to decline.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, shareholders’ only opportunity to achieve a return on their investment during that time is if the price of the ordinary shares and ADSs appreciates.

We have no present intention to pay dividends in the foreseeable future. Even if future operations lead to significant levels of distributable profits, we currently intend that any and all earnings will be reinvested in our business. Any proposal by our Board of Directors to pay dividends or to take other actions, which could include share buybacks, instead of or in addition to the declaration of dividends, will depend on many factors, including our financial condition (including losses carried forward), results of operations, legal requirements, contractual obligations, business prospects, cash requirements, new product development and other factors. Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders as dividends, or otherwise, must be determined on the basis of our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules and Belgian generally accepted accounting principles, as used by us in the preparation of these accounts. In addition, in accordance with Belgian law and our articles of association (the “Articles of Association”), we must allocate each year an amount of at least 5% of our annual net profit under our non-consolidated statutory accounts to a legal reserve until such legal reserve equals 10% of our share capital. Therefore, we are unlikely to pay dividends or other distributions in the foreseeable future. If the price of the ordinary shares and ADSs declines before we pay dividends, shareholders will incur a loss on their investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends. Accordingly, investors cannot rely on cash dividend income from ordinary shares and ADSs, and any returns on an investment in the ordinary shares and ADSs will likely depend entirely upon any future appreciation in the price of the ordinary shares and ADSs.

We are a Belgian public limited liability company, and shareholders of our Company may have different and in some cases more limited shareholder rights than shareholders of a U.S. listed corporation.

We are a public limited liability company incorporated under the laws of Belgium. Our corporate affairs are governed by Belgian corporate law and our Articles of Association. The rights provided to our shareholders under Belgian corporate law and our Articles of Association may differ in certain respects from the rights that one would typically enjoy as a shareholder of a U.S. corporation under applicable U.S. federal and state laws.

Under Belgian corporate law, other than certain limited information that we must make public and except in certain limited circumstances, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law, any shareholder, irrespective of such shareholder’s holdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of United States companies in order to enforce rights of our Company, in case we fail to enforce such rights ourselves, other than in certain cases of director liability under limited circumstances. In addition, a majority of our shareholders present or represented at our shareholders’ meetings may release a member of our Board of Directors from any claim of liability we may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided, in some cases, that the relevant acts were specifically mentioned in the convening notice to the Shareholders’ Meeting deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination. For more information, please see the section of this annual report titled “Item 10.B.— Memorandum and Articles of Association.”

The responsibilities of members of our Board of Directors may be different from those in companies governed by U.S. laws. In the performance of its duties, our Board of Directors is required by Belgian law to consider the interests of our Company, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, shareholders’ interests.

As a result of these differences between Belgian corporate law and our Articles of Association, on the one hand, and the U.S. federal and state laws, on the other hand, in certain instances, shareholders could receive less protection as an ADS holder of our Company than they would as shareholders of a listed U.S. company.

Takeover provisions in Belgian law may make a takeover difficult.

Public takeover bids on our ordinary shares and other voting securities, such as subscription rights or convertible bonds, if any, are subject to the Belgian Act of April 1, 2007, as amended (the “Belgian Act”), and to the supervision by the Belgian Financial Services and Markets Authority (“FSMA”). Public takeover bids must be made for all of our voting securities, as well as for all other securities that entitle the holders thereof to the subscription to, the acquisition of or the conversion into voting securities. Prior to making a bid, a bidder must issue and disseminate a prospectus, which must be approved by the FSMA. The bidder must also obtain approval of the relevant competition authorities, where such approval is legally required for the acquisition of our Company.

The Belgian Act, provides that a mandatory bid will be triggered if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting on their account, directly or indirectly, holds more than 30% of the voting securities in a company that has its registered office in Belgium and, of which, at least part of the voting securities are traded on a regulated market or on a multilateral trading facility designated by the Royal Decree of April 27, 2007, as amended, on public takeover bids. The mere fact of exceeding the relevant threshold through the acquisition of one or more shares will give rise to a mandatory bid, irrespective of whether or not the price paid in the relevant transaction exceeds the current market price.

There are several provisions of Belgian corporate law and certain other provisions of Belgian law, such as the obligation to disclose important holdings and merger control, that may apply to us and which may make an unfriendly tender offer, merger, change in management or other change in control more difficult. These provisions could discourage potential takeover attempts that third parties may consider and thus deprive the shareholders of the opportunity to sell their ordinary shares at a premium (which is typically offered in the framework of a takeover bid). These provisions may also have the effect of depriving ADS holders of the opportunity to sell their ADSs potentially at a premium.

Holders of the ADSs are not treated as shareholders of our Company, do not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

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

Holders of ADSs may instruct the depositary of their ADSs to vote the ordinary shares underlying their ADSs. Otherwise, ADS holders will not be able to exercise their right to vote, unless they withdraw the ordinary shares underlying the ADSs they hold. However, ADS holders may not know about the meeting far enough in advance to withdraw those ordinary shares. We cannot guarantee to ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ordinary shares or to withdraw their ordinary shares so that they can vote them themselves. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote, and there may be nothing they can do if the ordinary shares underlying their ADSs are not voted as they requested.

We may not be able to complete equity offerings without cancellation or limitation of the preferential subscription rights of our existing shareholders, which may as a practical matter preclude us from timely completion of offerings.

In accordance with the Belgian Code of Companies and Associations (the “BCCA”), our Articles of Association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis and in exchange for contributions in cash, for any issue of new shares, convertible bonds or subscription rights that, unless such rights are cancelled or limited either by resolution of our Shareholders’ Meeting or by our Board of Directors in the framework of the authorized capital, as described below. The Extraordinary Shareholders’ Meeting authorized the Board of Directors to increase our share capital, in one or several times, and under certain conditions set forth in extenso in our Articles of Association. We refer to this authority for our Board of Directors to increase our share capital as our authorized capital. This authorization consists of two parts, a general authorization for capital increases and a specific authorization for capital increases, and said authorizations can be renewed. The general authorization for capital increases up to 20% of the share capital at the time of convening the EGM of April 30, 2024 (i.e., €71,288,987.72) was renewed and is valid for a period of five years from the date of publication of such renewal in the Annexes to the Belgian State Gazette, i.e., May 7, 2024, so until May 7, 2029. Said renewed general authorization for capital increases replaced the previous general authorization which was approved at the EGM held on October 22, 2019 (i.e., €67,022,402.04) and published in the Annexes to the Belgian State Gazette on November 13, 2019. A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening the EGM of April 25, 2017 (i.e., € 82,561,764.93) was renewed and was valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e., May 31, 2017, so until May 30, 2022. This specific part of the authorized capital was, however, only able to be used in a number of specific circumstances and upon a resolution of the Board of Directors that all its independent members within the meaning of article 7:87 of the BCCA approve. This specific authorization was not renewed in 2022. As of the date of this annual report, our Board of Directors may decide to issue up to 9,071,262.06 ordinary shares pursuant to the general authorization. For more information, please see the section of this annual report titled, “Item 10.B.—Memorandum and Articles of Association.” Absent renewal by our shareholders of this authorization of the Board of Directors or absent cancellation or limitation by our shareholders of the preferential subscription rights of our existing shareholders, the requirement to offer our existing shareholders the preferential right to subscribe, pro rata, for new shares being offered may, as a practical matter, preclude us from timely capital raising on commercially acceptable terms or at all.

Shareholders may not be able to participate in equity offerings we may conduct from time to time.

If we conduct equity offerings in the future, certain shareholders, including those in the United States, may, even in the case where preferential subscription rights have not been cancelled or limited, not be entitled to exercise such rights, unless the offering is registered or the shares are qualified for sale under the relevant regulatory framework. As a result, there is the risk that investors may suffer dilution of their holdings should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future.

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of holders’ ADSs and their withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books, we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs or our ordinary shares.

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example (without any limitation), we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and Directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Brussels and Euronext Amsterdam and voluntarily report our results of operations on a quarterly basis via a press release or a financial report, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there is and will continue to be less publicly available information concerning our Company than there would be if we were not a foreign private issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer listed on the Nasdaq Global Select Market, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Belgium, which is our home country, may differ significantly from corporate governance listing standards applicable to U.S. domestic issuers. For example (without any limitation), neither the corporate laws of Belgium nor our Articles of Association require a majority of the members of our Board of Directors to be independent, and we can include non-independent Board members as members of our Nomination Committee and Remuneration Committee, and our independent Board members would not necessarily hold regularly scheduled meetings at which only independent Board members are present. Currently, we intend to follow home country practices to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. See the sections of this annual report titled “Item 6—Directors, Senior Management and Employees” and “Item 16G —Corporate Governance.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act that are applicable to U.S. domestic issuers, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026.

In the future, we would lose our foreign private issuer status if we were to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or Directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. As of March 15, 2026, while a majority of our Directors are not U.S. citizens or residents, the majority of our executive officers are U.S. citizens or residents.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), rather than the International Financial Reporting Standards, in U.S. dollars rather than euros and to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

In order for a final and conclusive judgment rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law, as amended. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal that are exhaustively listed in Article 25 of the Belgian Code of Private International Law, as amended. Actions for the enforcement of judgments of U.S. courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court and if it is satisfied that:

●	the effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;

●	the judgment did not violate the rights of the defendant;
●	the judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;

●	the judgment is not subject to further recourse under U.S. law;

●	the judgment is not compatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be enforced in Belgium;

●	a claim was not filed outside of Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;

●	the Belgian courts did not have exclusive jurisdiction to rule on the matter;

●	the U.S. court did not accept its jurisdiction solely on the basis of either the nationality of the defendant or the location of the disputed goods; and

●	the judgment submitted to the Belgian court is authentic.

Under the Belgian Code of Private International law, in addition to recognition or enforcement and before a Belgian court, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered. The findings of a federal or state court in the United States will not, however, be taken into account to the extent they appear to be incompatible with Belgium’s (international) public policy.

U.S. judgments ordering to pay a certain amount that are declared enforceable in Belgium are subject to the applicable registration taxes in the same way as Belgian judgments. As such, a registration tax at the rate of 3% of the amount awarded is payable by the debtor(s) if the sum of money exceeds EUR 12,500. If multiple debtors were held jointly liable to pay, the debtors are also jointly liable to pay the registration tax.

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

The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

We are currently operating as a single operating segment.

On June 21, 2022, we acquired all outstanding shares of CellPoint B.V., or CellPoint, a Dutch company dedicated to developing CAR-T therapies at the point-of-care, and AboundBio, Inc., or AboundBio, a privately held U.S. biotechnology company. Each was acquired through an all-cash transaction. CellPoint was acquired for an upfront payment of €125 million, with milestone payments of up to €100 million. AboundBio was acquired for a payment of $14 million. At the time of these acquisitions, we believed we reinforced our portfolio through the acquisitions by gaining access to a new therapeutic area, oncology, as well as a decentralized and automated cell therapy supply model and a fully human antibody-based therapeutics platform.

On October 30, 2023, we signed a letter of intent contemplating a transfer of the Jyseleca® business to Alfasigma S.p.A., or Alfasigma. The final agreement was signed on December 30, 2023 and the transaction was closed on January 31, 2024. The transfer included the European Union and UK Marketing Authorizations, and the commercial, medical affairs and development activities for Jyseleca®. In connection with the completion of the transaction, approximately 400 of our positions in 14 European countries transferred to Alfasigma to support business continuity and ongoing patient access for the Jyseleca® business. We received a €50 million upfront payment in connection with the transfer, and expect to receive potential milestone payments totaling €120 million and mid-single to mid-double-digit earn-outs on European sales. We contributed €15 million in 2024 and contributed another €25 million in 2025 to Alfasigma for Jyseleca® related development activities.

The European Commission decision approving the marketing authorization transfer for Jyseleca® from us to Alfasigma was adopted on August 22, 2024; the Medicines and Healthcare products Regulatory Agency (MHRA) decision approving the marketing authorization transfer for Jyseleca® from us to Alfasigma S.p.A was received on September 9, 2024 and entered into effect on September 30, 2024.

The transfer of our Jyseleca® business has been determined to meet the criteria to be classified as held for sale and discontinued operations in our financial statements for the years ended December 31, 2023, 2024 and 2025. We also presented all income statement items fully related to the Jyseleca® business transferred on a separate line “Net profit/loss (-) from discontinued operations, net of tax” in our consolidated income statements.

In January 2025, we announced a plan to separate into two publicly traded entities, allocating the majority of available cash to a newly established company focused on pipeline development through strategic transactions, as well as our plans to discontinue our small molecule discovery programs and seek potential partners to take over our small molecules assets. As the year progressed, evolving market conditions and regulatory feedback led the Board of Directors to reassess this approach. In May 2025, a new CEO was appointed to lead a strategic alternatives process for the cell therapy activities, assessing strategic alternatives, including a potential divestiture. After a thorough evaluation of all available options and a comprehensive sale process for the cell therapy business, the Board announced in October 2025 its intention to wind down the cell therapy activities, subject to the conclusion of works council consultations in Belgium and the Netherlands. Following completion of these consultations, the Board of Directors decided in January 2026 to initiate the wind-down of the cell therapy activities.

As a result of the January 2026 Board decisions, all cell therapy activities will be wound down and approximately 365 employees across Europe, the U.S. and China will be impacted, and the sites in Leiden (the Netherlands), Basel (Switzerland), Princeton and Pittsburgh (U.S.), and Shanghai (China) will be closed. Our remaining organization will be repositioned for long-term growth through transformational business development, and will keep a dedicated presence at the headquarters in Mechelen, Belgium. We will continue to manage the non-cell therapy activities.

Our actual capital expenditures for the years ended December 31, 2023, 2024, and 2025 amounted to €19.3 million, €82.1 million, and €13.9 million respectively. These capital expenditures primarily consisted of land, buildings, laboratory equipment, leasehold improvements, and intangible assets. We anticipate our capital expenditure in 2026 to be financed from our cash reserves. For more information on our capital expenditures, see the section of this annual report titled “Item 5.B.—Liquidity and capital resources—capital expenditures.”

B.     Business Overview

We are a biotechnology company built to bring meaningful medicines to patients with serious diseases. We combine world-class deal making expertise with capital to identify, acquire, and advance promising opportunities that drive value for patients and shareholders. Applying a modality-agnostic asset selection approach and operational flexibility, we prioritize oncology and immunology & inflammation (“I&I”) programs with clear clinical proof-of-concept in emerging areas.

As of December 31, 2025, our clinical pipeline included 1) GLPG3667, a TYK2 inhibitor currently in Phase 2 clinical trial in DM and SLE; 2) GLPG5101, a CD19 CAR-T product candidate decentralized manufactured, currently in Phase 1/2 in relapsed/refractory non-hodgkin lymphoma (“R/R NHL”), and 3) GLPG5301, a B-cell maturation antigen (“BCMA”) CAR-T product candidate decentralized manufactured, currently in Phase 1 in relapsed/refractory multiple myeloma (“R/R MM”). GLPG5101 and GLPG5301 are both cell therapy products, while GLPG3667 is a non-cell therapy product. In both our oncology and I&I portfolios, we had multiple product candidates in early research stages as of December 2025.

Our total net revenues amounted to €1,112.2 million for the year ended December 31, 2025, including the release in revenues of the remaining deferred income (contract liability) of €1,069.0 million related to the OLCA with Gilead. We refer to the notes 6 and 7 of our consolidated financial statements for more details on revenue breakdown and geographical information.

On October 21, 2025, we announced our intention to wind down our cell therapy activities and to pursue new transformational business development transactions using our available cash resources. Specifically, as part of our strategic transformation, we had appointed new members to our senior management and Board of Directors with experience and expertise in business development, and engaged in a review of strategic alternatives for our cell therapy business, including a potential divestiture. In October 2025, after a thorough evaluation of all available options, we announced our intention to wind down our cell therapy activities, which was subject to the conclusion of consultations with works councils in Belgium and the Netherlands. Following completion of the works council processes in Belgium and the Netherlands, our Board of Directors announced in January 2026 its decision to initiate the wind-down of our cell therapy activities, which is expected to be substantially completed by the end of the third quarter of 2026. This step marks the transition from strategic evaluation to execution and is intended to enhance operational efficiency while enabling us to focus our resources on building a pipeline of novel therapeutics through strategic business development transactions, under the leadership of our new management team. Once our wind-down is complete, our pipeline will consist solely of GLPG3667. For more information about the wind-down of our cell therapy business, please see the section titled “Oncology”.

The following sections present our key R&D achievements in immunology and oncology during 2025. While the oncology cell therapy portfolio is being wound down following the Board of Directors’ decision in January 2026, our remaining organization will be repositioned for long-term growth through transformational business development.

Below, we summarize the achievements, scientific progress and execution delivered during the 2025 reporting period.

Lead Programs

IMMUNOLOGY

Below, we present our small-molecule immunology pipeline as of December 31, 2025. The pipeline includes one clinical-stage program, GLPG3667. Following our announcement of topline data in our GALACELA and GALARISSO studies in SLE and DM, respectively, in December 2025, we are evaluating all strategic alternatives for GLPG3667.

1.	TYK2 program: GLPG3667

GLPG3667 is an investigational reversible and selective TYK2 kinase domain inhibitor that we discovered and evaluated in a Phase 1 healthy volunteer (“HV”) study in 2020. The Phase 1 study was a randomized, double-blind, placebo-controlled dose escalation study that evaluated the safety, tolerability, pharmacokinetics (“PK”) and pharmacodynamics (“PD”) of single and multiple ascending oral doses of GLPG3667 for 13 days.

Blood was drawn at multiple time points on Day 1 and on Day 10 of the study and stimulated ex vivo with several cytokines, including IFNα, to analyze the level of inhibition of inflammation, including the effect on phosphorylated signal transducer and activator of transcription (“pSTAT”) signaling as well as on hematological parameters, lipids, and creatine phosphokinase (“CPK”) (see graphs below).

Following these results, we initiated a randomized, placebo-controlled, double-blind Phase 1b study in 31 patients with moderate to severe plaque psoriasis. Patients were randomized in a 1:1:1 ratio to a daily oral dose of GLPG3667 (low dose or high dose) or placebo, for a total of 4 weeks.

In July 2021, we announced positive topline results demonstrating that GLPG3667 was generally well-tolerated with a positive response signal at Week 4 of the study (see graph below):

●	At Week 4, 4 out of 10 patients in the high dose group had a Psoriasis Area and Severity Index (“PASI”)50 response, defined as at least a 50% improvement in PASI from baseline, compared to one out of 10 subjects on placebo. There were no subjects with a PASI 50 response on the low dose of GLPG3667. The 4 responders in the high dose group of GLPG3667 achieved a 52%, 65%, 74% and 81% improvement respectively in their PASI scores from baseline, while the subject randomized to placebo improved by 52%. Positive efficacy signals were also observed with the high dose for other endpoints, including affected Body Surface Area and physician and patient global assessment, versus placebo at Week 4.

Phase 1b psoriasis study with '3667

Clinical activity at 4 weeks with once daily dosing

PASI 75
PASI 50
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% of subjects achieving %CFB or less
−100%
−75%
−50%
−25%
0%
25%
PASI %CFB
'3667 (150mg) (N=10)
'3667 (50mg) (N=11)
Placebo (N=10)

CFB, change from baseline. Source: company data

Papp et al, NEJM, 2018

●	One subject in the low dose group interrupted participation in the study for one day due to exacerbation of psoriasis. The majority of treatment related adverse events (“AEs”) were mild in nature and transient. There were no deaths or serious adverse events (“SAEs”) in this 4-week study.

1.1 GLPG3667 in DM

GALARISSO is a Phase 2 randomized, double-blind, placebo-controlled, multi-center study to evaluate the efficacy and safety of GLPG3667. A daily oral administration of GLPG3667 150mg or placebo will be investigated in approximately 62 adult patients with DM over 24 weeks. The primary endpoint is the proportion of patients with at least minimal improvement in the signs and symptoms of DM at Week 24 according to the American College of Rheumatology (“ACR”) and the European League Against Rheumatism (“EULAR”) criteria.

On December 18, 2025, we announced topline results from the GALARISSO study, which are summarized below:

The GALARISSO DM study met its primary endpoint, showing that GLPG3667, administered once daily at 150 mg (N=21) in addition to standard-of-care therapy, achieved a statistically significant clinical benefit in the Total Improvement Score (“TIS”) at Week 24 (p=0.0848; Δ: 14.26), compared to placebo (N=19). The pre-specified threshold of statistical significance was set at 10% (α=0.1). GLPG3667 also showed meaningful clinical improvements compared to placebo on several secondary endpoints of disease activity, including TIS20, TIS40, TIS60 and m-CDASI-A. GLPG3667 demonstrated a favorable safety and tolerability profile throughout the 24-week treatment period.

As part of our ongoing efforts to maximize the value of this program for both patients and ourselves, we are evaluating all strategic options. These include potential partnership and business development opportunities to accelerate development of GLPG3667 in DM. Additionally, we continue to explore opportunities to expand into other severe autoimmune diseases with significant unmet medical need.

1.2 GLPG3667 in SLE

GALACELA is a Phase 2 randomized, double-blind, placebo-controlled, multi-center study to evaluate the efficacy, safety, tolerability, pharmacokinetics, and pharmacodynamics of GLPG3667 in adults with active SLE. Two once-daily oral doses of GLPG3667 (75 mg and 150 mg) or placebo are being investigated in adult patients with SLE for 48 weeks. The primary endpoint is the proportion of patients who achieve the SLE responder index (“SRI”)-4 response at Week 32. The secondary efficacy endpoints are the proportion of patients who achieve SRI-4 response at Week 48, the British Isles Lupus Assessment Group (“BILAG”)-based Composite Lupus Assessment (“BICLA”) response at Weeks 32 and 48, proportion of patients with >=50% reduction in Cutaneous Lupus Erythematosus Disease Area and Severity Index Activity (“CLASI-A”) score at Weeks 32 and 48, proportion of patients who achieve Lupus Low Disease Activity State (“LLDAS”) at Weeks 32 and 48 and change from baseline in the 28-joint count for tender, swollen, and tender and swollen (active) joints at Weeks 32 and 48.

On December 18, 2025, we announced topline results from the GALACELA study, which are summarized below:

In the GALACELA SLE study, GLPG3667, administered once daily at 75 mg (N=59) and 150 mg (N= 64) in addition to standard-of-care therapy, the primary endpoint analysis of dose-response on SLE responder index (SRI)-4 at Week 32 did not meet statistical significance. However, GLPG3667 showed numerical improvements over placebo (N=63) on several secondary endpoints, particularly on skin-related outcomes. The safety profile was consistent with previous studies with GLPG3667. The GALACELA study is currently ongoing, and the final Week 48 data, expected in the second quarter of 2026, will be essential to assess the totality of the evidence and determine potential next steps for the SLE program.

ONCOLOGY

As noted below and further discussed in the section titled “A New Strategic Direction”, on October 21, 2025, we announced our intention to wind down our cell therapy activities and pursue new transformational business development transactions using our available cash resources. This intention followed a comprehensive review of strategic alternatives, including a potential divestiture. Following completion of the required consultations with the works councils in Belgium and the Netherlands, the Board of Directors announced in January 2026 its decision to initiate the wind-down of our cell therapy activities.

The section below presents our key R&D achievements in oncology cell therapy during 2025.

Our clinical-stage cell therapy pipeline included:

●	GLPG5101: a second generation anti-CD19/4-1BB CAR-T product candidate, which we were evaluating in a Phase 1/2 study in patients with R/R NHL (ATALANTA-1). In connection with the wind-down, we notified study investigators of the early termination of the ATALANTA-1 study, with the last patient visit anticipated for the end of May 2026. Patients will be asked to roll over into the long-term HESPERIA study to monitor long-term safety.
●	GLPG5301: a second-generation/4-1BB BCMA-directed CAR-T product candidate, which we were evaluating in a Phase 1/2 study in patients with R/R MM (PAPILIO-1). in connection with the wind-down, we notified study investigators of the early termination of the PAPILIO-1 study, with the last patient visit anticipated for the end of May 2026. Patients will be asked to roll over into the long-term HESPERIA study to monitor long-term safety.

In addition, our next-generation early-stage cell therapy pipeline comprised of multi-targeting, armored cell therapy constructs designed to prevent resistance and improve the potency and persistence of CAR-Ts in high-unmet need hematological and solid tumors, including multiple myeloma, small-cell lung cancer, neuro-endocrine and platinum-resistant ovarian cancer. We initiated the wind-down of such programs in January 2026 alongside our clinical-stage programs.

A New Strategic Direction

We continuously evaluate our strategic direction to ensure that our resources are deployed where we can deliver meaningful value to patients and shareholders. We do this by leveraging our strengths in capital allocation and dealmaking to identify and advance clinical-stage opportunities with the potential to become meaningful medicines for patients with serious diseases.

At the start of 2025, we announced our intention to separate into two publicly listed entities. However, in May 2025, in light of regulatory and market developments, the Board of Directors re-evaluated the proposed separation and determined to evaluate all strategic alternatives for our cell therapy business, including a potential divestiture. Over the following months, a dedicated team, supported by external advisors, conducted a structured and comprehensive process to explore divestiture opportunities. Despite more than five months of intensive efforts, no viable proposals emerged that offered financing sufficient to support a sustainable future for the cell therapy business.

After reviewing all strategic alternatives and considering the substantial ongoing investment requirements, evolving market dynamics, competitive landscape, and implications for stakeholder value creation, the Board of Directors concluded that reallocating resources toward new business development opportunities represents the best path forward for us. Accordingly, in October 2025, the Board decided to pursue an intention to wind down our cell therapy activities. Following completion of consultations with works councils in Belgium and the Netherlands, implementation of the wind-down was initiated in January 2026. Exiting the cell therapy business reflects our commitment to defining a clear and sustainable path forward and focusing our efforts where we can create the greatest patient and shareholder value.

Since May 2025, under Henry Gosebruch’s leadership, we have adopted an updated strategy built on a clear vision for our pipeline, enhanced business development capabilities, a lean operating model, disciplined capital stewardship, and a commitment to long-term value creation. This strategy positions us for a stronger and more sustainable future, focused on disciplined portfolio construction, effective risk diversification, and long-term value for patients and shareholders.

A Strong Foundation for Sustainable Growth

We enter 2026 with a robust financial position:

●	As of December 31, 2025, approximately €3.0 billion in cash and cash equivalents, and financial investments, representing roughly €46 per share and generating significant interest income.
●	Ongoing royalty streams and earn-outs from Jyseleca®, expected to continue into the mid-2030s.
●	Tax credits and receivables providing additional cash inflows.
●	Valuable assets, including equity stakes in private biotech companies and real estate holdings.

This strong foundation enables us to pursue transformative business development opportunities with agility and without the constraints of legacy infrastructure.

Current Strategic Priorities

Our strategy is anchored in five pillars:

1.	Rebuild the Pipeline Through Business Development

We aim to partner or acquire differentiated, clinically de-risked programs with clear proof-of-concept and the potential to become meaningful medicines for patients. This approach is groundedin three core principles:

●	Clinical de-risking: prioritizing assets supported by proof-of-concept data.
●	Differentiation: selecting programs that deliver clear and meaningful advantages for patients.
●	Disciplined valuation: applying rigorous commercial, competitive, scientific, and technical assessments to ensure sustainable value creation.

2.	Focus on High-Potential Assets in Prioritized Therapeutic Areas

Our current priorities are oncology and I&I, areas of significant unmet need and strategic alignment with our long-standing partner, Gilead. We are prioritizing assets with demonstrated clinical proof-of-concept to balance opportunity with disciplined risk management. We are evaluating a range of opportunities, including biologics, bispecific antibodies, antibody-drug conjugates, and small molecules, applying a modality-agnostic approach focused on operational feasibility, clinical proof-of-concept, and value creation for shareholders and patients.

3.	Leverage Our Unique Partnership with Gilead

Our long-standing OLCA with Gilead is a key enabler of our business development-led strategy. As a major shareholder owning more than 25% of our equity, Gilead provides a flexible collaboration framework, the OLCA, that supports both internally developed and externally sourced opportunities.

Together, we share a common view that alignment and adaptability are essential to maximizing value, and Gilead has expressed a willingness to evolve elements of this framework to support attractive, value-accretive transactions for all stakeholders. Beyond capital, Gilead brings deep technical, development, regulatory, and commercial expertise, enhancing our ability to evaluate and execute complex transactions and strengthening our credibility as a partner of choice. The partnership enables a range of transaction structures, from joint acquisitions or licenses to more complex strategic combinations, supporting disciplined capital deployment and sustainable value creation for patients and shareholders.

4.	Apply Financial Discipline and Flexibility

We aim to deploy capital with rigor, maintain a balanced risk profile, and preserve flexibility to support late-stage development where potential impact is greatest. Our business development approach spans a range of transaction types, from licensing agreements to acquisitions, and is designed to manage risk at both the individual asset and portfolio levels. While recognizing the inherent uncertainty of drug development, we seek to maximize the likelihood of delivering meaningful medicines to patients through disciplined portfolio construction. We will pursue transactions thoughtfully and selectively, prioritizing opportunities that support sustainable growth and long-term shareholder value.

5.	Maintain a Lean, Focused Organization

Following the wind-down of the cell therapy activities, we will operate as a lean organization headquartered in Mechelen, Belgium, with a streamlined team of approximately 35 to 40 professionals based in Mechelen, Chicago, and San Francisco, excluding the impact of any potential business development transactions. This structure enhances agility, strengthens decision-making, and positions us to move quickly in a competitive market.

Looking Ahead

Our transformation is well underway. We will deploy capital with discipline and focus, prioritizing value-accretive opportunities that align with our operational strengths and long-term ambitions. With a highly motivated new leadership team with unparalleled dealmaking experience, a strong balance sheet, and a clear strategic vision in place, we believe we are well positioned to build a pipeline capable of delivering meaningful medicines to patients.

While oncology and I&I remain priority areas, we are open to other fields where our competitive strengths position us to create exceptional value for shareholders. Our longstanding partnership with Gilead provides a strategic advantage in sourcing, evaluating, and advancing these opportunities globally, including in emerging markets where innovation is accelerating.

This strategy is designed to unlock our full potential and deliver sustainable long-term value for patients, shareholders, and other stakeholders. To reflect this new direction, the Board of Directors proposes changing our name from Galapagos NV to Lakefront Biotherapeutics NV, subject to approval by shareholders at the upcoming Extraordinary General Meeting (“EGM”) in April 2026.

The proposed new name and logo symbolize our commitment to that our mission and our focus on breakthrough therapeutic innovation.

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

As of March 1, 2026, the patent rights we held relating to our product candidates include the following:

GLPG3667 product candidate: We have one granted U.S. patent application, and one pending U.S. patent application. We also have one patent granted via the European Patent Office (“EPO”) and one pending patent application at the EPO; as well as further granted patents inter alia in Japan and Australia. In addition, we have counterpart foreign patent applications that are pending in Canada, China and other foreign countries claiming GLPG3667 compositions of matter and methods of treatment using GLPG3667. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. We also have one U.S. pending patent application as well as other foreign jurisdictions claiming dosage regimen, and any patent, if granted is estimated to expire in 2042. Finally, we have four pending applications under the Patent Cooperation Treaty (“PCT”) disclosing solid forms, metabolites, and/or methods for treating inflammatory disorders using GLPG3667; any patents, if granted, based on these patent applications are estimated to expire in 2043.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office (the “USPTO”), in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed co-owned patent. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. However, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. In certain foreign jurisdictions similar extensions as compensation for regulatory delays are also available. The actual protection afforded by a patent varies on a claim by claim and country to country basis for each applicable product and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

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

Collaborations

We have entered into multiple collaboration agreements with pharmaceutical partners, which have generated €4,982.2 million ($5,854.1 million converted at EUR/USD closing rate on December 31, 2025) in cash through December 31, 2025 to fund discovery and development. As part of our strategic transformation, we determined to focus on strategic business development transactions and have adjusted our pipeline prioritization strategy and resource allocation in order to enable the acquisition, partnering or licensing of product candidates that we believe to have commercial potential. We expect to continue to collaborate selectively with pharmaceutical and biotechnology companies . Our current alliances include the alliance with Gilead.

The OLCA with Gilead

In July 2019, we entered into a ten-year global R&D collaboration with Gilead. We closed the transaction on August 23, 2019.

Upon closing of OLCA, we received an upfront payment of $3.95 billion and a €960.1 million ($1.1 billion) equity investment from Gilead. Under the terms of its equity investment, Gilead nominated two individuals to our Board of Directors.

Under the terms of the OLCA, Gilead received (a) an exclusive R&D license for Gilead to conduct certain contributions contemplated by the license and collaboration agreement and (b) an option to acquire exclusive commercial licenses in all countries outside of Europe to all of our current and future clinical programs (other than filgotinib, which is already subject to an existing collaboration between the parties, and certain other programs already committed to other companies) being developed during the ten-year initial option term of the collaboration (subject to extension in certain circumstances). Under the OLCA, we would continue to lead and fund all discovery and development of our programs until the end of the relevant Phase 2 clinical trials. After the completion of the relevant Phase 2 clinical study for each program, Gilead would have the option to acquire an exclusive commercial license to that program in all countries outside of Europe. If an option were exercised, we would co-develop the corresponding product and share costs equally with Gilead.

For all programs included in the OLCA, Gilead would make a $150 million opt-in payment per program with no subsequent milestones if Gilead decides to exercise its option. If Gilead declines to exercise its option with respect to a program, such program shall no longer be subject to the OLCA and we may progress the program independently.

In addition, we would receive tiered royalties ranging from 20-24% on net sales of all products from all programs licensed by Gilead in all countries outside of Europe as part of the OLCA subject to customary royalty terms and adjustments.

Upon Gilead’s exercise of its option with respect to any of our programs, Gilead will assume responsibility for seeking regulatory approval for the optioned product and for all regulatory matters in its territory. Each party would be solely responsible for all commercialization activities and costs for the optioned product in its territory.

Upon termination of the OLCA with respect to any program licensed by Gilead, all rights and licenses granted by us would terminate, and we will obtain an exclusive, perpetual and irrevocable license from Gilead under certain intellectual property rights to exploit the licensed product that is the subject of development or commercialization at the time of termination in the field in the applicable terminated region (provided that if such termination is the result of our material breach, such license will be royalty-bearing). Either we or Gilead may terminate the OLCA for the other party’s uncured material breach. Either we or Gilead may terminate the OLCA in the event of specified insolvency events involving the other party. Gilead may also terminate the OLCA in its entirety or on a program-by-program and country-by-country basis with advance notice for convenience.

The OLCA also contains customary provisions including representations and warranties of the parties, terms as to governance of the collaboration, commercialization and regulatory responsibilities of the parties, and manufacturing and supply.

Either party may, without the consent of the other party, assign the OLCA to an affiliate or successor. If we undergo a change in control, all intellectual property of our acquirer or that becomes owned or controlled by our acquirer after such change of control shall be excluded from the scope of rights granted in the OLCA.

In January 2025, in connection with an intended separation of our Company into two publicly traded entities, in which we would spin out a newly to be formed company (to be named at a later date, hereinafter “SpinCo”), we and Gilead entered into a separation agreement to restructure our existing relationship.

Within the framework of this intended separation, we and Gilead agreed to assign the OLCA to the newly formed SpinCo as of the effective date of the separation. In connection with the separation, we would have been released from the collaboration and would have had full global development and commercialization rights to our pipeline, which would no longer be subject to Gilead’s opt-in rights under the OLCA, subject to payment of single digit royalties to Gilead on net sales of certain products, subject to customary reductions and adjustments.

Gilead further agreed to waive its rights under the OLCA with respect to all of our and our affiliates’ small molecule R&D activities and programs.

In May 2025, following regulatory and market developments, we re-evaluated the proposed separation and determined to evaluate all strategic alternatives for the cell therapy business. To facilitate this process, we and Gilead entered into a cell therapy royalty and waiver agreement in July 2025, pursuant to which Gilead agreed to waive its rights under the OLCA with respect to all of our cell therapy R&D activities and programs. As a result, our cell therapy business is no longer subject to Gilead’s opt-in rights under the OLCA, subject to payment of (i) a single digit percentage payment on revenues derived from the divestment of our cell therapy programs and (ii) single digit royalties to Gilead on net sales of certain products, in each case subject to customary reductions and adjustments. This waiver permits us to wind down, license, divest, partner, or take other similar actions in respect of the cell therapy programs without Gilead’s consent or veto. After a thorough evaluation of all available options and a comprehensive sale process for the cell therapy business, we ultimately determined not to pursue the proposed separation. In October 2025 we announced our intention to wind down the cell therapy activities, subject to the conclusion of works council consultations in Belgium and the Netherlands. Following the completion of these consultations, in January 2026, we initiated a wind-down of our cell therapy activities.

Exclusive collaboration agreement with Gilead for filgotinib

In December 2015, we entered into a global collaboration agreement with Gilead to develop and commercialize filgotinib for the treatment of inflammatory indications. In connection with entering into the OLCA with Gilead, in August 2019 we amended and restated this agreement to increase our involvement in filgotinib’s global strategy and participate more broadly in the commercialization of filgotinib in Europe.

In December 2020, we agreed to amend this agreement again, as a result of which we have assumed all development, manufacturing, commercialization and certain other rights for filgotinib in Europe through a transition completed by the end of 2022. Gilead retains commercial rights and remains marketing authorization holder for filgotinib outside of Europe, including in Japan.

In connection with our entry into the collaboration agreement, we received in January 2016 an upfront payment of $725 million consisting of a onetime, non-refundable, non-creditable license fee in the amount of $300 million and a $425 million equity investment. In November 2016, Gilead initiated a Phase 3 trial in CD, for which we received a $50.0 million payment. In December 2016, Gilead initiated a Phase 2 trial in UC for which we received a $10.0 million payment. In April 2017, we initiated a Phase 2 trial in psoriatic arthritis as a new indication, for which we received a $10.0 million payment. In May 2018, Gilead initiated a phase 3 trial in UC for which we received $15.0 million. In December 2019, Gilead initiated a Phase 3 trial in psoriatic arthritis as a new indication, for which we received $10.0 million. Also in December 2019, Gilead filed an NDA for filgotinib in the U.S. for which we received a $20 million payment in January 2020. In September 2020, Gilead obtained marketing authorization for filgotinib in Europe and Japan for which we received an aggregate payment of $105.0 million (€90.2 million) payment in October 2020. In connection with the agreement that we entered into with Gilead pursuant to the binding term sheet entered into in December 2020 to amend the existing arrangement for the commercialization and development of filgotinib, Gilead has agreed to irrevocably pay us €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021 an additional €75 million in April 2021 and €50 million in 2022. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. However, we will remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $275 million and sales-based milestone payments of up to $600 million. All payments by Gilead to us are made in U.S. dollars.

Under the terms of the collaboration, Gilead is primarily responsible for seeking regulatory approval of filgotinib in countries outside of Europe. Pursuant to the amended arrangements agreed in December 2020, we are responsible for commercializing filgotinib in Europe.

Under the amended and restated filgotinib agreement, we agreed on a 50/50 cost split for development costs of filgotinib, in lieu of the 20% (us) / 80% (Gilead) cost split under the original filgotinib agreement. Beginning on January 1, 2021, we bore the development costs for certain studies, in lieu of the equal cost split contemplated by the 2019 agreement. These studies include the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The existing 50/50 global development cost sharing arrangement will continue for the following studies: SELECTION and its long-term extension study (LTE) in UC, DIVERSITY and its LTE, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn’s disease, pediatric studies and their LTEs in RA, UC and Crohn’s disease, and support for investigator sponsored trials in IBD. Under the 2021 amendment, the 50/50 development cost sharing arrangement ceased for DIVERSITY and its LTE starting from April 1, 2022. As from that date, we were solely responsible for all development costs. In consideration for us assuming responsibility for the DIVERSITY study, Gilead made a one-time payment to us of $15 million in 2022.

The original filgotinib agreement included a co-promotion / co-commercialization option for filgotinib, which we exercised with respect to eight European countries in December 2017. We agreed in December 2020 with Gilead to transfer the sole right to commercialize filgotinib in Europe to us after a transition period, pursuant to which most activities were transferred to us by December 31, 2021 and that we completed in 2022. Until December 31, 2021, we continued to share equally with Gilead in the net profit and net losses in each of the Netherlands, Belgium, Luxembourg, France, Germany, Italy, Spain and UK. During this period, this profit and loss sharing replaces our right to receive royalties with respect to filgotinib sales by Gilead in these countries. All commercial economics on filgotinib in Europe transferred to us as of January 1, 2022, subject to payment of tiered royalties of 8 to 15% of net sales in Europe to Gilead, starting in 2024.

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

In September 2021, we and Gilead agreed to further amend the collaboration. Following such amendment, we assumed sponsorship of and operational and financial responsibility for the ongoing DIVERSITY clinical study, evaluating filgotinib in CD, and its long-term extension study. The transfer was completed by March 2023. Under the terms of the agreement, Gilead made a one-time payment of $15 million to us in consideration for us assuming responsibility for the DIVERSITY clinical study. From April 1, 2022, we were also solely responsible for all development costs for the DIVERSITY clinical study. In addition, if the EMA grants regulatory approval of filgotinib for the treatment of CD based on data from the DIVERSITY trial, then royalties payable by us to Gilead will be reduced by 30% across all filgotinib indications and will become 5.6 to 10.5% of net sales in Europe. On February 8, 2023, we announced that we decided not to submit a Marketing Authorization Application in Europe based on topline data from the DIVERSITY study and as a result, these adjustments to the royalties will not be made. These royalties are payable as of 2024. Gilead remains responsible for commercial activities outside of Europe.

In March 2022, we and Gilead agreed to further amend the collaboration. Following such amendment, we assumed sponsorship of and operational responsibility for the MANTA study and its long-term extension. The transfer was largely completed by December 31, 2022.

On March 28, 2022 filgotinib was approved by the Japanese Ministry of Health, Labour and Welfare for UC, for which we received a $20.0 million regulatory milestone payment from Gilead in May 2022.

Also in March 2022, we and Gilead agreed to further amend the collaboration by adding the following countries to our territory: Andorra, San Marino, Monaco, and Vatican City.

In October 2023, we and Gilead agreed to amend the collaboration to terminate the existing 50/50 global development cost sharing arrangement with us bearing the costs going forward, and to terminate our obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments, including a simplification of the governance and certain other technical amendments.

Effective January 31, 2024, following the closing of the transaction between us and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., we assigned our rights and obligations under the filgotinib collaboration to Alfasigma S.p.A., except for our right to receive royalties from Gilead on net sales in the Gilead Territory (meaning all countries in the world other than the countries included in the Galapagos Territory, which comprises the EU member states (per July, 2019), Iceland, Norway, Lichtenstein, Switzerland, Andorra, San Marino, Monaco and Vatican City) under a separate agreement between Gilead and us entered into in October 2023.

Distribution agreement for Jyseleca® with Sobi

In October 2021, we signed an agreement (as amended from time to time) with Swedish Orphan Biovitrum AB (‘Sobi’) regarding the distribution of Jyseleca. Sobi acted as our distribution and commercialization partner of Jyseleca® and distributed the medicine in Central and Eastern Europe, Greece, Portugal, and the Baltic countries. Launches or first sales of Jyseleca® in the aforementioned countries triggered milestone payments. In 2022, we recorded milestones of €2.0 million triggered by the first sale of Jyseleca® in the Czech Republic and Portugal by Sobi.

Effective January 31, 2024, following the closing of the transaction between us and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., we assigned our rights and obligations under the Sobi agreement to Alfasigma S.p.A.

Drug discovery collaboration transaction with NovAliX

Effective July 1, 2023, we entered into an integrated drug discovery collaboration with NovAliX, a drug-discovery focused Contract Research Organization based in Strasbourg, France. Under the terms of the agreement, our drug discovery and research activities conducted in Romainville, France, and our employees in Romainville, which were exclusively dedicated to the operation of these activities, were transferred to NovAliX who will assume all ongoing research and discovery activities in Romainville, and this for no consideration. In return, we were committed to utilizing the research capabilities and expertise of NovAliX through a five year-collaboration and within the context of the Company’s R&D portfolio, during which we were committed to purchase for a total of €73.8 million services from NovAliX.

As a result of the strategic reorganization of our small molecule activities announced early January 2025, we terminated the majority of the work orders under our five-year collaboration agreement with NovAliX as of the end of March 2025. NovAlix initiated certain claims. In 2026, the parties entered into a settlement agreement, bringing all related discussions to a definitive close and fully and irrevocably terminating the collaboration. The agreed settlement amount was in line with the restructuring provision accounted for in our consolidated financial statements for the year ended December 31, 2025.

Seasonality

Our business is currently not materially affected by seasonality.

Manufacturing and supply

We currently rely on a limited number of third-party contract manufacturers to produce the drug substance and drug product for our non-cell therapy product candidate, GLPG3667, which is also our only active product candidate following the initiation of the wind-down of our cell therapy programs. We expect to continue to outsource all manufacturing activities necessary to support future preclinical studies, clinical trials, and any future commercial supply for this product. We maintain a framework of master service agreements with most of our external service providers, under which they generally provide services to us on a project-specific basis.

The raw materials required for the manufacture of our remaining non-cell therapy product are sourced from multiple suppliers. We have supply arrangements in place with manufacturers and vendors that we believe have, or can secure, sufficient capacity to meet our projected clinical and, if approved, potential commercial requirements. However, because we rely on external suppliers for all raw materials, drug substance, and drug product, we are subject to risks associated with third-party manufacturing, including capacity constraints, quality issues, supply interruptions, and regulatory compliance.

In light of our decision to initiate the wind-down of our cell therapy programs, we have begun discontinuing activities related to the establishment and operation of our decentralized manufacturing network for our cell therapy product candidates. As part of this process, we are terminating, or allowing to expire, agreements with manufacturing sites previously engaged in manufacturing or testing our cell therapy product candidates, and we are overseeing the completion of all associated Good Practice (“GxP”) and decommissioning activities. We do not expect to rely on these facilities or related infrastructure for future manufacturing needs.

Manufacturing is subject to regulations that impose various procedural and documentation requirements, which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others. The organizations we use to manufacture our product candidates need to comply with current good manufacturing cGMP conditions. cGMPs are regulatory requirements for the production of pharmaceuticals that will be used in humans. For most of our manufacturing processes a back-up cGMP manufacturer is in place or can easily be identified.

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

For example, GLPG3667 faces significant competition in both the fields of DM and SLE. In the field of SLE, corticosteroids, antimalarials and B-Cell modulators are commonly used to control lupus disease activity. Only two products are currently approved to treat SLE, both as add-on to standard therapy: Belimumab (Benlysta®) (anti-BAFF) from GSK and recently anifrolumab (Saphnelo® - both IV and SC formulations) (anti -IFN) from AstraZeneca. There are currently over 10 products in Phase 3 clinical development for SLE, of which the majority are injectable therapies, focusing on advanced disease. There remains a minority of oral therapies, under development – most notably deucravacitinib (SotyktuTM) (TYK2) from BMS, upadacitinib (RinvoqTM ) (JAK) from Abbvie and cenerimod (S1P1) from Idorsia/Viatris.

In the field of DM, physical therapy, exercise and medication including corticosteroids, immunosuppressants or immunoglobulin treatment, are typically used to treat DM. Treatment of this disease has relied for many years on off-label medication – however, in 2021 the FDA approved immunoglobulin treatment Octagam® (“IVIg”), based on the Phase 3 ProDerm trial from Octapharma. In September 2025, brepocitinib (oral JAK1/TYK2; Proviant) met its primary endpoint Trial Improvement Score at Week 52) in the Phase 3 VALOR trial, supporting a regulatory filing which is currently planned for early 2026. Additionally, there are a number of Phase 3 compounds (dazukibart (anti-IFN; Pfizer), anifrolumab (Saphnelo®; anti-IFN; AstraZeneca) and efartigimod (Vyvgart®; anti-FcRn; Argenx) which could launch before the end of the decade.

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

Government regulation

Government regulation and product approval

Government authorities in the United States at the federal, state, and local level, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export, and import of products such as those we are developing. In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (the “FDCA”) and related regulations, and biological products under the FDCA and the Public Health Service Act (the “PHS Act”) and related regulations. Drugs and biological products also are subject to other federal, state, local and foreign statutes and regulations.

U.S. regulation

U.S. drug development and biological product process

The process of obtaining regulatory approvals and compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, or license revocation, a clinical hold, untitled or warning letters, voluntary or mandatory product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. The process required by the FDA before a drug or biological product may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices regulations;
●	submission to the FDA of an investigational new drug application (“IND”), which must become effective before human clinical trials may begin;
●	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices (“GCP”), to establish the safety and efficacy of the proposed drug or biological product for its intended use;
●	preparation and submission to the FDA of a new drug application (“NDA”), or biologics license application (“BLA”);

●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product candidate, or components thereof, are produced to assess compliance with cGMP;
●	potential FDA audit of the clinical trial sites that generated the data in support of the NDA or BLA; and
●	FDA review and approval of the NDA or BLA.

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

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. These regulations include the requirement that all research subjects provide informed consent in writing before their participation in any clinical trial. Further, an institutional review board (the “IRB”), must review and approve the plan for any clinical trial before it commences at any institution, and the IRB must conduct continuing review and reapprove the study at least annually. An IRB considers, among other things, whether the risks to individuals participating in the clinical trial are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. Each new clinical protocol and any amendments to the protocol must be submitted for FDA review, and to the IRBs for approval.

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

A drug or biological product being studied in clinical trials may be made available to individual patients in certain circumstances. Pursuant to the 21st Century Cures Act (the “Cure Act”), as amended, the manufacturer of an investigational drug or biological product for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational product. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 trial of the investigational product, or, as applicable, 15 days after the drug or biological product candidate receives a designation as a breakthrough therapy, fast track product, or regenerative medicine advanced therapy. Further, the Right to Try Act of 2017, among other things, provides a federal framework for certain patients to request access to certain investigational products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. There is no obligation for a pharmaceutical or biological product manufacturer to make its investigational products available to eligible patients as a result of the Right to Try Act.

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

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages, or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings, or precautions be included in the product labeling. In addition, the FDA may require post-approval studies, including Phase 4 clinical trials, to further assess a product’s safety and effectiveness after NDA or BLA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. As part of the NDA or BLA, the FDA also may require the submission of a risk evaluation and mitigation strategy (the “REMS”), to ensure that the benefits of the product outweigh the risks of the product. The REMS plan could include medication guides, physician communication plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools. An assessment of the REMS must be conducted at set intervals. Following product approval, a REMS also may be required by the FDA if new safety information is discovered and the FDA determines that a REMS is necessary to ensure that the benefits of the product outweigh the risks of the product.

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

Accelerated approval

Under FDA’s accelerated approval regulations, the FDA may approve a drug or biological product for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a marker, such as a measurement of laboratory or clinical signs of a disease or condition that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of post-approval clinical trials sometimes referred to as Phase 4 trials to confirm the effect on the clinical endpoint. Under the Food and Drug Omnibus Reform Act of 2022 (the “FDORA”), the FDA is now permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. FDORA also requires sponsors to send updates to the FDA every 180 days on the status of such studies, including progress toward enrollment targets, and the FDA must promptly post this information publicly. FDORA also gives the FDA increased authority to withdraw approval of a drug or biologic granted accelerated approval on an expedited basis if the sponsor fails to conduct such studies in a timely manner or send the necessary updates to the FDA, or if such post-approval studies fail to verify the drug’s predicted clinical benefit. Under FDORA, the FDA also is empowered to take action, such as issuing fines, against companies that fail to conduct with due diligence any post-approval confirmatory study or submit timely reports to the agency on their progress. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA, unless otherwise informed by the FDA.

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

Regenerative medicine advanced therapy designation

As part of the 21st Century Cures Act, Congress amended the FDCA to facilitate an efficient development program for, and expedite review of regenerative medicine advanced therapies (“RMATs”), which include cell and gene therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products. RMATs do not include those human cells, tissues, and cellular and tissue based products regulated solely under section 361 of the Public Health Service Act and 21 CFR Part 1271. This program is intended to facilitate efficient development and expedite review of regenerative medicine therapies, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition and qualify for RMAT designation. A sponsor may request that the FDA designate a product candidate as a RMAT concurrently with or at any time after submission of an IND. The FDA has 60 calendar days to determine whether the product candidate meets the criteria, including whether there is preliminary clinical evidence indicating that the product candidate has the potential to address unmet medical needs for a serious or life-threatening disease or condition. A BLA for a product candidate that has received RMAT designation may be eligible for priority review or accelerated approval through use of surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites. Benefits of RMAT designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A product candidate with RMAT designation that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence from clinical studies, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval.

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

In addition, the Drug Supply Chain Security Act (the “DSCSA”), was enacted in 2013 with the aim of building an electronic system to identify and trace certain prescription drugs and biologics distributed in the United States. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a ten-year period that culminated in November 2023. The FDA established a one-year stabilization period until November 2024 for trading partners to continue to build and validate interoperable systems and processes to meet certain requirements of the DSCSA. In late 2024, the FDA announced it is allowing a further exemption period for eligible trading partners who have successfully completed or made documented efforts to complete data connections with their immediate trading partners, but still face challenges exchanging data. The exemption period for eligible manufacturers and repackagers was extended until May 27, 2025. The DSCSA requirements include the quarantine and prompt investigation of a suspect product, to determine if it is illegitimate, notifying trading partners and the FDA of any illegitimate product, and compliance with product tracking and tracing requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

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

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDA”) or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

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

Orphan drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs or biological products intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the United States or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that costs of R&D of the product for the indication can be recovered by sales of the product in the United States. Orphan drug designation must be requested before submitting an NDA or BLA.

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

During the exclusivity period, the FDA may not approve any other applications to market the same drug or biological product for the same approved use or indication, except in limited circumstances, such as if the second applicant demonstrates the clinical superiority of its product to the product with orphan drug exclusivity through a demonstration of superior safety, superior efficacy, or a major contribution to patient care. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same approved use or indication, or the same drug or biologic for a different approved use or indication.

Pediatric information

Under the Pediatric Research Equity Act of 2003 (the “PREA”), as amended, NDAs, BLAs or supplements to NDAs or BLAs must contain data adequate to assess the safety and effectiveness of the drug or biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective or the biological product is safe, pure, and potent. The FDCA requires that a sponsor who is planning to submit a marketing application for a product candidate that includes a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration to submit an initial Pediatric Study Plan (the “initial PSP”), within sixty days of an end-of-phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of data or full or partial waivers. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials, and/or other clinical development programs. Generally, the requirements of PREA do not apply to an application to market a drug for an orphan-designated indication. Additionally, for molecularly targeted cancer drugs, beginning after February 3, 2029, the FDA may require testing of certain novel single ingredient or combination regimens to yield clinically meaningful pediatric study data that is gathered using appropriate formulations for each age group for which the study is required, regarding dosing, safety, and preliminary efficacy to inform potential pediatric labeling.

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

Pharmaceutical coverage, pricing and reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we may obtain regulatory approval. In the United States, sales of any products for which we may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payers. Third-party payers include government programs such as Medicare and Medicaid, managed care providers, private health insurers, and other organizations. The process for determining whether a payer will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payer will pay for the drug product. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (the “CMS”), an agency within the U.S. Department of Health and Human Services. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payers tend to follow CMS to a substantial degree. Third-party payers may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Moreover, a payer’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Third-party payers are increasingly challenging the price and examining the medical necessity and cost- effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of any products, in addition to the costs required to obtain regulatory approvals. Factors payers consider in determining reimbursement are based on whether the product is:

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

Other healthcare laws and compliance requirements

If we obtain regulatory approval of our products, we may be subject to various federal and state laws targeting fraud, waste, and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing, and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The U.S. laws that may affect our ability to operate include:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or federal civil money penalties statute (as discussed below);
●	U.S. federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent, making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Manufacturers can be held liable under the federal False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The federal False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the federal False Claims Act and to share in any monetary recovery;

●	the U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), and its implementing regulations, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and their respective implementing regulations, which impose certain obligations, including mandatory contractual terms, on covered healthcare providers, health plans, and healthcare clearinghouses, as well as their business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;
●	The U.S. federal Physician Payments Sunshine Act which requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services information related to payments or transfers of value made to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other licensed health care practitioners, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;
●	federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;
●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and
●	analogous state and laws and regulations in other jurisdictions, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payers, including private insurers, and state and laws in other jurisdiction governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Patient Protection and Affordable Care Act and Healthcare Reform

In 2010, the ACA was enacted, which included measures that significantly change the way health care is financed by both U.S. governmental and private insurers. Among other changes, the ACA:

●	subjected biologic products to potential competition by lower-cost biosimilars;
●	increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program;
●	extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations;
●	subjected manufacturers to new annual fees and taxes for certain branded prescription drugs;
●	created a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and
●	provided incentives to programs that increase the federal government’s comparative effectiveness research.

In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted:

●	The Budget Control Act of 2011 and subsequent legislation, among other things, created measures for spending reductions by Congress that include aggregate reductions of Medicare payments to providers of 2% per fiscal year, which remain in effect through 2031. The U.S. American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation. Medicare payments to providers were further reduced starting on January 1, 2025. In addition to provider payment cuts under Medicare, the American Rescue Plan Act of 2021 also eliminated the statutory Medicaid drug rebate cap, previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024. These laws and regulations may result in additional reductions in Medicare and other healthcare funding available for healthcare providers and may otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

The Inflation Reduction Act of 2022 (the “IRA”), includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the HHS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. Under the One Big Beautiful Bill Act of 2025, this restriction was eliminated; and effective for the 2028 initial price applicability year, all orphan drugs, regardless of the number of orphan drug designations or indications, are exempt from the Medicare drug price negotiation program. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA’s Medicare drug price negotiation program. The effects of the IRA on our business and the healthcare industry in general is not yet known.

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

On April 15, 2025, the Trump administration published Executive Order 14273, “Lowering Drug Prices by Once Again Putting Americans First,” which generally directs the federal government to take measures to reduce drug prices, including eliminating the so-called “pill penalty” under the IRA that creates a distinction between small molecule and large molecule products for purposes of determining when a drug may be eligible for drug price negotiation. On May 12, 2025, the Trump administration published Executive Order 14297, “Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients” which generally, among other things, directs the federal government to establish and communicate most-favored-nation (“MFN”) price targets to pharmaceutical manufacturers to bring prices for American patients in line with comparably developed nations. Further, the Executive Order directs the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. It also states that the Administration will take additional aggressive action (for example, examining whether marketing approvals should be modified or rescinded or opening the door for individual drug importation waivers) should manufacturers fail to offer American consumers the MFN lowest price. It also directs the Secretary of Commerce and the U.S. Trade Representative to “take all necessary and appropriate action to ensure foreign countries are not engaged in any act, policy, or practice that may be unreasonable or discriminatory or that may impair United States national security . . . including by suppressing the price of pharmaceutical products below fair market value in foreign countries.” Notably, a similar MFN pricing rule enacted under the first Trump administration was subject to an injunction resulting from judicial challenges to the rule, which was formally rescinded by the former Biden Administration in August 2021.

On December 19, 2025, CMS released two proposed rules that would incorporate MFN pricing principles into federal reimbursement for prescription drugs. The first proposal, the Global Benchmark for Efficient Drug Pricing Model (“GLOBE”) for Medicare Part B, would require manufacturers of specified single source drugs and sole source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS’s spending and eligibility criteria. The second proposal, the Guarding U.S. Medicare Against Rising Drug Costs (“GUARD”) model for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. As proposed, GLOBE would begin a five year performance period on October 1, 2026 and GUARD would begin its performance period in 2027. These proposals will likely be subject to legal challenges that could delay their implementation or modify their impact on manufacturer pricing and revenue. Additionally, in November 2025, CMS introduced the GENErating cost Reductions for U.S. Medicaid (“GENEROUS”) Model, a voluntary MFN framework for manufacturers participating in the Medicaid Drug Rebate Program. Although it is voluntary, the GENEROUS Model could also impact the drug pricing landscape for manufacturers.

At the state level, legislatures have increasingly passed legislation and implemented regulations similar to those under consideration at the federal level, as well as laws designed to control pharmaceutical and biotherapeutic product pricing, including restrictions on pricing or reimbursement at the state government level, limitations on discounts to patients, marketing cost disclosure and transparency measures, restrictions or other limitations on patient assistance, and, in some cases, policies to encourage importation from other countries (subject to federal approval) and bulk purchasing. Certain states are also pursuing cost containment efforts through Prescription Drug Affordability Boards (“PDABs”) and similar entities. While many PDABs have been granted authority to promote drug price transparency and reporting, some states have granted PDABs more expansive authority, including to set Upper Payment Limits (“UPLs”) on select, high price drugs. The adoption and implementation of UPLs may put downward pressure on drug prices and impact our Company’s future revenues.

We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare drugs and services, which could result in reduced demand for our drug candidates or additional pricing pressures.

European Union and United Kingdom regulation

Regulation in the United Kingdom

The UK formally left the EU on January 31, 2020. Following the end of the Brexit transition period on January 1, 2021 and the implementation of the Windsor Framework on January 1, 2025, the UK is not generally subject to EU laws in respect of medicines. EU laws that were transposed into UK law through secondary legislation continue to apply in the UK as retained EU law (as amended), however new EU legislation, such as the EU Clinical Trials Regulation, does not apply in the UK. As a result of the Northern Ireland Protocol, different rules applied in Northern Ireland for a period following Brexit, which continued to follow the EU regulatory regime. However, on January 1, 2025 a new arrangement called the “Windsor Framework” came into effect and reintegrated Northern Ireland under the regulatory authority of the Medicines and Healthcare products Regulatory Agency (“MHRA”) with respect to medicinal products. The MHRA is now responsible for approving all medicinal products destined for the UK market (i.e., Great Britain and Northern Ireland), and the EMA no longer has a role in approving medicinal products destined for Northern Ireland under the EU centralized procedure. A single UK-wide marketing authorization is granted by the MHRA for all novel medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. However, although a separate authorization is now required to market medicinal products in the UK, under a international recognition procedure, which was put in place by the MHRA on January 1, 2024, the MHRA may take account of decisions on the approval of a marketing authorization from the EMA and other trusted regulators in Australia, Canada, Japan, Switzerland, Singapore, and the United States, when considering an application for a UK marketing authorization.

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

Following the end of the Brexit transition period, the MHRA continues to authorize clinical trials in the UK. The UK has implemented the now-repealed Clinical Trials Directive into national law through the Medicines for Human Use (Clinical Trials) Regulations 2004. However, on December 12, 2024, the UK government introduced a legislative proposal - the Medicines for Human Use (Clinical Trials) (Amendment) Regulations 2024. The resultant Medicines for Human Use (Clinical Trials) (Amendment) Regulations 2025, which were approved on April 28, 2025, aim to provide a more flexible regime to make it easier to conduct trials in the UK and increase the transparency of clinical trials conducted in the UK. This includes a notification scheme to enable lower-risk clinical trials to be automatically approved by the MHRA, where the risk is similar to that of standard medical care (although such trials would still require ethics committee approval). These amendments enter into force on April 28, 2026.

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

Clinical trials

In April 2014, the EU adopted the Clinical Trials Regulation (EU) No 536/2014), which replaced the previous Clinical Trials Directive. The Clinical Trials Regulation entered into application on January 31, 2022. The Clinical Trials Regulation harmonizes the assessment and supervision processes for clinical trials throughout the EU, via a Clinical Trials Information System (“CTIS”). CTIS contains the centralized EU portal and database for clinical trials provided for by the Clinical Trials Regulation.

The goal of the Clinical Trials Regulation is to create an environment that is favorable to conducting clinical trials in the EU, with the highest standards of safety for participants and increased transparency of trial information. The Regulation requires:

●	consistent rules for conducting clinical trials throughout the EU; and
●	information on the authorization, conduct and results of each clinical trial carried out in the EU to be publicly available.

This aims to increase the efficiency of all trials in the EU with the greatest benefit for those conducted in multiple EU Member States. It aims to foster innovation and research, while helping avoid unnecessary duplication of clinical trials or repetition of unsuccessful trials. The key benefits of the Clinical Trials Regulation include:

●	harmonized electronic submission and assessment process for clinical trials conducted in multiple EU Member States;
●	improved collaboration, information-sharing and decision-making between and within EU Member States;
●	increased transparency of information on clinical trials; and
●	highest standards of safety for all participants in EU clinical trials

The authorization and oversight of clinical trials remains the responsibility of EU Member States, with the EMA managing CTIS and supervising content publication on the public website.

Marketing approval

Marketing authorizations in the EU may be obtained through a centralized, mutual recognition or decentralized procedure. The centralized procedure results in the grant of a single marketing authorization that is valid throughout the EU Member States, as well as the additional countries of the European Economic Area (Norway, Iceland and Liechtenstein) (EEA).

Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is mandatory for certain products, including those developed by means of specified biotechnological processes, advanced therapy medicinal products (gene therapy, somatic cell therapy, and tissue-engineered products), products for human use containing a new active substance for which the therapeutic indication is the treatment of specified diseases, including AIDS, HIV, cancer, diabetes, neurodegenerative disorders, auto-immune diseases and other immune dysfunctions and viral diseases, as well as products designated as orphan medicinal products. The Committee for Medicinal Products for Human Use (“CHMP”), of the EMA also has the discretion to permit other products to use the centralized procedure if it considers them sufficiently innovative or they contain a new active substance or they may be of benefit to public health at the EU level.

In the marketing authorization application (“MAA”), the applicant has to properly and sufficiently demonstrate the quality, safety, and efficacy of the drug. Under the centralized approval procedure, the CHMP, possibly in conjunction with other committees, is responsible for drawing up the opinion of the EMA on any matter concerning the admissibility of the files submitted in accordance with the centralized procedure, such as an opinion on the granting, variation, suspension or revocation of a marketing authorization, and pharmacovigilance.

The CHMP and other committees, such as the Committee for Advanced Therapies (“CAT”), are also responsible for providing guidelines and have published numerous guidelines that may apply to our product candidates. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of drug products and may include, among other things, the preclinical studies required in specific cases; the manufacturing and control information that should be submitted in a MAA; and the post-approval measures required to monitor patients and evaluate the long-term efficacy and potential adverse reactions. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain approval for any of our product candidates. Under Regulation (EC) No. 726/2004, the maximum timeframe for the evaluation of an MAA by the CHMP under the centralized procedure is 210 days after receipt of a valid application, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of a MAA considerably beyond 210 days. Where an application is submitted for a marketing authorization in respect of a medicinal product which is of major interest from the point of view of public health and, in particular, from the point of view of therapeutic innovation, the applicant may request an accelerated assessment procedure. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days (not including clock stops), but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

If the CHMP concludes that the quality, safety, and efficacy of the product are sufficiently proven, it adopts a positive opinion. This opinion is sent to the European Commission which drafts a decision. After consulting with the EU Member States, the European Commission adopts a decision and grants a marketing authorization, which is valid for the whole of the EU. The marketing authorization may be subject to certain conditions, which may include, without limitation, the performance of post-authorization safety and/or efficacy studies. Pursuant to Regulation (EC) No. 726/2004, a new marketing authorization is valid for five years and may be renewed for an unlimited period on the basis of a re-evaluation of the risk-benefit balance after submission of a consolidated version of the initial marketing authorization application in addition to the pharmacovigilance data reported and all variations introduced since granting of the marketing authorization. The marketing authorization shall cease to be valid if the grant of such marketing authorization is not followed by the actual launch of the product on the market within three years or, if the product is no longer available on the market for three consecutive years.

European Union legislation also provides for a system of regulatory data and market exclusivity. According to Regulation (EC) No. 726/2004 and Directive 2001/83/EC, upon receiving marketing authorization, innovative medicinal products approved on the basis of a complete, independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents generic or biosimilar applicants from referencing the innovator’s pre-clinical or clinical trials data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization, for a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder (“MAH”) obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a compound is considered to be an innovative medicine and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of ten years of orphan market exclusivity limited to the therapeutic indication for which orphan designation has been obtained—see also “—Orphan Regulation” below. Depending upon the timing and duration of the EU marketing authorization process, products may be eligible for up to five years’ additional patent protection under a supplementary protection certificate (“SPC”), pursuant to Regulation (EC) No. 469/2009. Such SPCs extend the rights under the basic patent for the drug.

Orphan regulation

In the EU, Regulation (EC) No. 141/2000, as amended, provides that a medicinal product will be designated as an orphan medicinal product if its sponsor can establish that:

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

Regulation (EC) No. 847/2000 sets out further provisions for implementation of the criteria for designation of medicinal products as an orphan medicinal product. In the EU, an application for the designation of a product as an orphan medicinal products must be submitted before filing of a marketing authorization application.

If an EU-wide centralized marketing authorization in respect of an orphan product is granted or if all the EU Member States have granted marketing authorizations in accordance with the procedures for mutual recognition, the EMA and the Member States will not, for a period of 10 years, accept another application for a marketing authorization, or grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indication, in respect of a “similar medicinal product” to such authorized orphan product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. This period may however be reduced to six years if, at the end of the fifth year, it is established, with respect to the product concerned, that the criteria for orphan medicinal product designation are no longer met, such as when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity (cf. Article 8(2) of Regulation (EC) No. 141/2000). Notwithstanding the foregoing, Regulation (EC) No. 141/2000 provides that a marketing authorization may be granted, for the same therapeutic indication, to a similar medicinal product if:

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

Pediatric investigation plan

An application for marketing authorization of a medicinal product for human use which is not yet authorized in the EU shall be considered valid only if it includes a pediatric investigation plan (the “PIP”), according to Regulation (EC) No. 1901/2006, unless a waiver or deferral applies (for example if the disease or condition for which the product is intended occurs only in adult populations). The PIP or the application for waiver shall be submitted with a request for agreement, except in duly justified cases, early during the product development phase and not later than upon completion of the human pharmacokinetic studies in healthy subjects. In any case, submission of the PIP cannot be after initiation of pivotal trials or confirmatory (Phase 3) trials. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought.

The Pediatric Committee, a scientific committee of the EMA, shall assess the content of any PIP, waivers and deferrals for a medicinal product submitted to it in accordance with the regulation on medicinal products for pediatric use and formulate an opinion thereon. If a marketing authorization is obtained and trial results in accordance with an agreed PIP are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension. In the case of orphan medicinal products, a two-year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

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

Wholesale distribution and license

Pursuant to Directive 2001/83/EC, the wholesale distribution of medicinal products is subject to the possession of an authorization to engage in activity as a wholesaler in medicinal products. Possession of a manufacturing authorization includes authorization to distribute by wholesale the medicinal products covered by that authorization. The distribution of medicinal products must comply with the principles and guidelines of good distribution practices (“GDP”).

Collection and use of personal data in the European Union and the United Kingdom

The General Data Protection Regulation (EU) 2016/679 (EU GDPR) and the UK General Data Protection Legislation (UK GDPR) regulate the collection and use of personal data in connection with the EU and UK respectively. These regulations operate alongside applicable data protection laws in effect in the EU Member States and in the UK, including the UK Data Protection Act 2018, which further govern the processing of personal data. Unless stated otherwise, references to the GDPR in this annual report, encompass both the EU GDPR and UK GDPR. The GDPR applies to any business, regardless of its location, if it processes personal data in connection with (a) offering goods or services to individuals in the EU/UK, or monitoring their behavior; or (b) in the context of the activities of an establishment in the EU/UK. Accordingly, the GDPR may apply to our activities in the EU/UK. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information,” which includes health and genetic information of individuals in the EU/UK. The GDPR grants individuals the opportunity to object to the processing of their personal data, allows them to request deletion of personal data in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the EU to regions that have not been deemed to offer “adequate” privacy protections, such as the U.S. in certain circumstances. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States/the UK, which may deviate slightly from the GDPR, may result in warning letters, mandatory audits, suspension of processing and financial penalties, including fines of up to 4 percent of global revenues, or €20,000,000 (£17.5 million for the UK GDPR), whichever is greater. We may be required to put in place additional mechanisms to ensure compliance with the GDPR. Following the UK’s decision to leave the EU on January 31, 2020, the UK’s data protection regime is independent from but aligned to the EU’s data protection regime. However, the UK government approved the Data (Use and Access) Act 2025 on June 19, 2025. This act does not replace the UK GDPR, Data Protection Act 2018 or the Privacy and Electronic Communications (EC Directive) Regulations 2003, but it does make some changes to them, which may alter the similarities between the UK and EU data protection regime. These potential future changes to UK data protection laws may alter the similarities between the UK and EU data protection regime. Data protection authority activity differs across the EU and UK, with certain authorities applying their own agenda which shows there is uncertainty in the manner in which data protection authorities will seek to enforce compliance with GDPR. For example, it is unclear whether the authorities will conduct random audits of companies doing business in the EU/UK, or act solely after complaints are filed claiming a violation of the GDPR. The stringent obligations under the GDPR, enforcement uncertainty and the costs associated with ensuring GDPR compliance are onerous and may adversely affect our business, financial condition, results of operations and prospects.

Other regulatory requirements

A marketing authorization holder (“MAH”), for a medicinal product is legally obliged to fulfill a number of obligations by virtue of its status as an MAH. The MAH can delegate the performance of related tasks to third parties, such as distributors or marketing partners, provided that this delegation is appropriately documented and the MAH maintains legal responsibility and liability.

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

Availability and continuous supply. Pursuant to Directive 2001/83/EC, as transposed into the national laws of the EU Member States, the MAH for a medicinal product and the distributors of the said medicinal product actually placed on the market in an EU Member State shall, within the limits of their responsibilities, ensure appropriate and continued supplies of that medicinal product to pharmacies and persons authorized to supply medicinal products so that the needs of patients in the EU Member State in question are covered.

Pharmacovigilance. MAHs are obliged to establish and maintain a pharmacovigilance system, including a qualified person responsible for oversight, submit safety reports to the regulators and comply with the good pharmacovigilance practice guidelines adopted by the EMA.

Advertising and promotion. MAHs remain responsible for all advertising and promotion of their products, including promotional activities by other companies or individuals on their behalf and in some cases must conduct internal or regulatory pre-approval of promotional materials. Regulation in this area also covers interactions with healthcare practitioners and/or patient groups, and in some jurisdictions legal or self-regulatory obligations to disclose such interactions exist. In the EU, the promotion of prescription medicines is subject to intense regulation and control, including EU and national legislation as well as self-regulatory codes (industry codes). Advertising legislation inter alia includes a prohibition on direct-to-consumer advertising of prescription only medicinal products. All prescription medicines advertising must be consistent with the product’s approved summary of product characteristics, and must be factual, accurate, balanced and not misleading. Advertising of prescription medicines to healthcare professionals pre-approval or off-label is not allowed.

Some jurisdictions require that all promotional materials for prescription medicines be subjected to either prior internal review and approval or regulatory review and approval.

Medical affairs/scientific service. MAHs are required to disseminate scientific and medical information on their medicinal products to healthcare professionals, regulators and patients.

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

Price and reimbursement

In the EU, the pricing and reimbursement mechanisms set by private and public health insurers vary largely by country and even within countries. The public systems reimbursement for medicines is determined by the rules or guidelines established by the legislator or the competent national authority. The approach taken varies by EU Member State. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other EU Member States allow companies to set their own prices for medicines, but monitor and control company profits and may limit or restrict reimbursement. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products and some of EU Member States require the completion of studies that compare the cost-effectiveness of a particular product candidate to currently available therapies in order to obtain reimbursement or pricing approval. Special pricing and reimbursement rules may apply to orphan medicinal products. Inclusion of orphan medicinal products in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any product. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results-based reimbursement schemes may apply.

Regulation (EU) 2021/2282 on health technology assessment (“HTAR”) entered into force on January 11, 2022 and has applied since January 12, 2025. The Health Technology Assessment (“HTA”) Regulation focuses on clinical aspects of HTA, i.e., the relative clinical effectiveness and relative clinical safety of a new health technology as compared with existing technologies. EU Member States’ HTA bodies will conduct joint clinical assessments of new medicines and certain high-risk medical devices. They will also engage in joint scientific consultations to advise technology developers on clinical study designs that generate appropriate evidence. Moreover, “horizon scanning” exercises will identify, at an early stage, promising health technologies, to help health systems prepare for them. In addition to this mandatory scope of the HTAR, EU Member States may also engage in further voluntary cooperation, e.g., on health technologies other than medicines and medical devices, or on economic aspects of HTA. The new rules under the HTAR will be introduced in stages, with joint clinical assessments initially applying to new cancer medicines and advanced therapy medicinal products, and ultimately being extended to all medicinal products authorized under the EU centralized procedure.

Reform of general pharmaceutical legislation

On April 26, 2023, the European Commission proposed to reform the EU’s pharmaceutical legislation as part of a wider EU Pharmaceutical Strategy, including through a proposal for a new medicines Directive and Regulation, to modernize, simplify and replace the following existing legislation: Directive 2001/83/EC and Regulation (EC) No 726/2004 (referred to as the ‘general pharmaceutical legislation’), Regulation (EC) No 1901/2006 on medicines for children (‘Pediatric Regulation’), and Regulation (EC) No 141/2000 on medicines for rare diseases (‘Orphan Regulation’).

The European Commission provided the legislative proposals to the European Parliament and the European Council for their review and approval. In April 2024, the European Parliament adopted its position on the legislative proposals, and in June 2025 the Council of the European Union adopted its position. A common position on the text has been agreed upon on December 11, 2025, in the context of subsequent inter-institutional trilogue negotiations. The proposed revisions remain to be adopted, and are not expected to become applicable before 2028.

Legal proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

ATALANTA-1	ATALANTA-1 Phase 1/2 study with decentralized manufactured CD19 CAR-T candidate, GLPG5101, in R/R NHL
Auto-immune indication

Autoimmune diseases result when your immune system is overactive, causing it to attack and damage your body's own tissues. Normally, your immune system creates proteins called antibodies that work to protect you against harmful substances such as viruses, cancer cells, and toxins. But with autoimmune disorders, your immune system can't tell the difference between invaders and healthy cells.

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

FORM 20-F	Form 20-F is an SEC filing submitted to the US Securities and Exchange Commission
FSMA	The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten
FTE	Full-time equivalent; a way to measure an employee’s involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project
G&A expenses	General & administrative expenses
GALACELA	Phase 2 (Phase 3-enabling) study with GLPG3667 in patients with systemic lupus erythematous
GALARISSO	Phase 2 (Phase 3-enabling) study with GLPG3667 in patients with dermatomyositis
GLPG3667	A TYK2 kinase inhibitor discovered by us, evaluated in two Phase 2 studies in DM and SLE
GLPG5101	A second generation anti-CD19/4-1BB CAR-T product candidate currently in Phase 1/2 study in R/R/ NHL
GLPG5301	A BCMA CAR-T product candidate in Phase 1/2 study in R/R MM
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
Multiple myeloma (MM)

Multiple myeloma (MM) is typically characterized by the neoplastic proliferation of plasma cells producing a monoclonal immunoglobulin. The plasma cells proliferate in the bone marrow and can result in extensive skeletal destruction with osteolytic lesions, osteopenia, and/or pathologic fractures

Non-Hodgkin's lymphoma (NHL)

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
TYK

Tyrosine kinase is an enzyme that can transfer a phosphate group from ATP to the tyrosine residues of specific proteins inside a cell. It functions as an "on" or "off" switch in many cellular functions. Tyrosine kinases belong to a larger class of enzymes known as protein kinases which also attach phosphates to other amino acids such as serine and threonine. GLPG3667 is a reversible and selective TYK2 kinase domain inhibitor

C.     Organizational structure.

As of December 31, 2025, we had 12 subsidiaries. The following table sets out for each of our subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through our subsidiaries) (situation as per December 31, 2025).

On January 7, 2025, we incorporated Galapagos (Shanghai) Bioscience Co., Ltd., in the People’s Republic of China, and on February 14, 2025 we incorporated Galapagos Cell Therapeutics NV (formerly XYZ Spinco NV) in Belgium. On August 5, 2025, we incorporated Lakefront Biotherapeutics, Inc. in the United States.

Company	Country of incorporation	Percentage ownership and voting interest

Galapagos B.V.	The Netherlands	100%
Galapagos GmbH	Switzerland	100%
GLPG US Holding Inc.	United States	100%
Galapagos SASU	France	100%
Galapagos Real Estate Netherlands B.V.	The Netherlands	100%
Galapagos U.K. Limited	United Kingdom	100%
GLPG US Inc.	United States	100%
Xenometrix, Inc. in liquidation	United States	100%
Lakefront Biotherapeutics, Inc.	United States	100%
Galapagos Holding PTE. LTD.	Singapore	100%
Galapagos (Shanghai) Bioscience Co. Ltd.	China	100%
Galapagos Cell Therapeutics NV	Belgium	100%

D.     Property, plants and equipment.

We have our principal executive, operational offices and laboratory space located in Mechelen, Belgium. Our main facilities owned or leased as of December 31, 2025 are set forth in the following table:

Facility location	Use	Approx. size (m2)	Lease expiry
Mechelen, Belgium (leased)	Headquarters, R&D, Operations	426	June 30, 2026
Mechelen, Belgium (leased)	Headquarters, Operations	1,732	December 31, 2034
Oegstgeest, the Netherlands (owned)	R&D, Operations	6,943
Pittsburgh, United States (leased)	R&D, Operations	966	September 30, 2028
Chicago, United States (leased)	Operations	685	February 20, 2029
San Francisco, United States (leased)	Operations	27	May 1, 2026

In addition to the facilities listed in the table above, we also lease office space in Basel (Switzerland), Princeton (United States) and in Shanghai (China).

Since February 1, 2025, we have terminated our lease in Romainville (France), which included office and R&D space. In December 2024, we signed a share purchase agreement regarding the shares of Galapagos Real Estate Belgium BV. The only tangible asset owned by Galapagos Real Estate Belgium BV was the plot of land located in Mechelen, Belgium, which we acquired in 2019. The closing of the transaction occured on March 31, 2025. The wind-down will result in the closure of the sites in Leiden (the Netherlands), Basel (Switzerland), Princeton and Pitsburgh (U.S.), and Shanghai (China).

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

Item 5    Operating and financial review and prospects

Overview

We are a biotechnology company built to bring meaningful medicines to patients with serious diseases in therapeutic areas of unmet need. We combine world-class deal-making expertise with capital to identify, acquire, and advance promising opportunities that have the potential to drive value for patients and shareholders. Applying a modality-agnostic asset selection approach and operational flexibility, we prioritize oncology and I&I programs with clear clinical proof-of-concept in emerging areas.

In January 2025, in connection with an intended separation of our Company into two entities, in which we would spin out a newly to be formed company Spinco, we and Gilead entered into a separation agreement to restructure our existing relationship. Spinco would focus on building a pipeline of innovative medicines through transformational transactions. We also announced our plans to discontinue our small molecule discovery programs and seek potential partners to take over our small molecules’ assets. This led to a reduction of approximately 300 positions across the organization in Europe, representing 40% of our employees. This reorganization resulted in meaningful reductions in staff in Belgium and the closure of the site in France. If the separation had occurred, we would have continued to advance our global cell therapy leadership in addressing high unmet medical needs in oncology. Within the framework of this intended separation, we and Gilead agreed to amend the existing arrangements between us, as further described below.

In May 2025, following regulatory and market developments, we re-evaluated the proposed separation and determined to evaluate all strategic alternatives for the cell therapy business, with a focus on maximizing resources available for transformative business development transactions.

In October 2025, we announced our intention to wind down our cell therapy activities and pursue new transformational business development transactions using our available cash resources. This intention followed a comprehensive review of strategic alternatives, including a potential divestiture, conducted during 2025. Following completion of the works councils’ processes in Belgium and the Netherlands, we announced that the Board of Directors decided in January 2026 to initiate the wind-down of the cell therapy activities.

As a result, all cell therapy activities will be wound down and approximately 365 employees across Europe, the U.S. and China will be impacted, and the sites in Leiden (the Netherlands), Basel (Switzerland), Princeton and Pittsburgh (U.S.), and Shanghai (China) will be closed. Our remaining organization will be repositioned for long-term growth through transformational business development, and will keep a dedicated presence at our headquarters in Mechelen, Belgium. We will continue to manage the non-cell therapy activities.

As of December 31, 2025, our clinical pipeline included 1) GLPG3667, a TYK2 inhibitor currently in Phase 2 clinical trial in DM and SLE; 2) GLPG5101, a CD19 CAR-T product candidate decentralized manufactured, currently in Phase 1/2 in R/RNHL; and 3) GLPG5301, a BCMA CAR-T product candidate decentralized manufactured, currently in Phase 1 in R/R MM. GLPG5101 and GLPG5301 are both cell therapy products, while GLPG3667 is a non-cell therapy product. In both our oncology and I&I portfolios, we had multiple product candidates in early research stages as of December 2025.

To date, we have funded our operations through public and private placements of equity securities, upfront payments, milestone payments, royalties received from pharmaceutical partners under our collaboration and alliance agreements, payments received from wholesalers and hospitals for Jyseleca sales, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division in 2014, the sale of our fee-for-service division in 2021 and the sale of our Jyseleca® business in 2024. From January 1, 2023 until December 31, 2025 we received €35.6 million in payments through our collaboration and alliance agreements, €167.3 million payments from gross sales to customers for Jyseleca in Europe, and €318.5 million in income from net interest. These are items which have a significant impact upon the profitability or cash flow of our business in each year in which they are received and earned. Fee-for-service payments and payments from governmental bodies contributed €0.5 million and €100.2 million, respectively. As of December 31, 2025, we had cash and cash equivalents of €87.9 million and financial investments of €2,910.2 million.

For the year ended December 31, 2023, we incurred a net profit of €211.7 million. For the year ended December 31, 2024, we incurred a net profit of €74.1 million. For the year ended December 31, 2025, we incurred a net profit of €320.9 million. We expect to continue incurring significant research, development, and other expenses related to our operations. Additionally, given the 2025 recognition of the full amount of the deferred revenue liability related to the OLCA, we expect to incur operating losses for the foreseeable future.

Transfer of Assets and Financing Agreement with Onco3R Therapeutics BV

In April 2025, we and Onco3R Therapeutics (Onco3R) signed an agreement under which multiple small molecule immunology and oncology assets, including Phase 1-ready SIK3 inhibitor, have been sold to Onco3R. Under the terms of the agreement, we participated in Onco3R’s start-up capital via a convertible loan facility of €20 million, that was entered into in April 2025, which will convert during the next equity financing round.

Onco3R is obligated to use commercially reasonable efforts to develop and commercialize the SIK asset.

This convertible loan facility is measured at fair value through profit or loss. As per December 31, 2025, the only fair value change recognized is related to the capitalized interest.

In exchange for the transfer of these assets, we are entitled to additional contingent consideration. The contingent consideration is recognized as a financial asset recognized at fair value through profit or loss. On December 31, 2025, the fair value is valued by management at zero, based on the very-early stage of the transferred assets. The fair values are reviewed at each reporting date, and any changes are reflected in our consolidated income statements. An impairment was recorded for assets transferred to Onco3R Therapeutics (€1.7 million).

Transfer of the Jyseleca® Business to Alfasigma

On October 30, 2023, we signed a letter of intent contemplating a transfer of the Jyseleca® business to Alfasigma S.p.A. (Alfasigma). The final agreement was signed on December 30, 2023 and the transaction was closed on January 31, 2024. The transfer included the European and UK Marketing Authorizations, and the commercial, medical affairs and development activities for Jyseleca®. In connection with the completion of the transaction, approximately 400 of our employees in 14 European countries transferred to Alfasigma to support business continuity and ongoing patient access for the Jyseleca® business. We received a €50 million upfront payment in connection with the transfer, at closing of the transaction in 2024, and are entitled to receive potential milestone payments totaling €120 million and mid-single to mid-double-digit earn-outs on European sales. We contributed €15 million in 2024 and another €25 million in 2025 to Alfasigma for Jyseleca® related development activities. In addition, we streamlined our remaining operations and further built efficiencies, with a reduction of approximately 100 positions across the organization.

Effective January 31, 2024, following the closing of the transaction between us and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., we assigned our rights and obligations under the filgotinib collaboration to Alfasigma S.p.A., except for our right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement that we entered into with Gilead in October 2023.

Collaboration and alliance agreements

We have entered into multiple collaboration agreements with pharmaceutical partners as summarized below. All U.S. dollar payment amounts which have been received in cash regarding our Gilead collaboration in this Item 5 are converted into euros as per historical exchange rates (i.e., the spot rate at the moment of the transaction).

OLCA with Gilead

In July 2019, we entered into the OLCA, a ten-year global R&D collaboration with Gilead. Through this agreement, Gilead gained exclusive access to our innovative portfolio of compounds, including molecules in clinical trials, our preclinical programs and a proven drug discovery platform.

Upon closing of the OLCA, we received an upfront payment of €3,569.8 million ($3.95 billion) and a €960.1 million ($1.1 billion) equity investment from Gilead. Under the terms of its equity investment, Gilead nominated two individuals to our Board of Directors.

On the closing date of the transaction (August 23, 2019) we concluded that the upfront payment implicitly included a premium for the future issuance of Warrant A and initial and subsequent Warrant B. The expected value of the warrants to be issued is treated as a contract liability (“warrant issuance liability”) and reducing the transaction price until the approval date of the issuance of the underlying warrant. As from approval date, the allocation of the upfront payment to the respective warrant becomes fixed and future changes in the fair value of the respective warrant will be recognized as either a profit or loss. As such, the part of the upfront payment allocated to the Warrant A and initial Warrant B reflects the fair value of these financial liabilities at the warrant approval date (October 22, 2019). Initial Warrant B was not exercised before expiry date. Subsequent Warrant B was approved by the EGM of April 30, 2024. The value allocated to the subsequent Warrant B reflects the fair value of the underlying liability as of December 31, 2025.

On November 6, 2019, Gilead exercised Warrant A, which resulted in an additional equity investment of €368.0 million.

At the inception of the OLCA with Gilead, we identified the following three performance obligations: (i) the transfer of an extended license on ziritaxestat GLPG1690, (ii) the granting of exclusive access to our drug discovery platform (i.e., the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 for the global development activities of filgotinib, as a result of the revised license and collaboration agreement. As part of the collaboration, Gilead also received option rights for GLPG1972, a Phase 2b candidate for osteoarthritis, in the United States.

Please refer to the note 4 “Critical accounting judgments and key sources of estimation uncertainty” - of this annual report for further explanation of critical judgments in applying accounting policies.

From the transaction proceeds received from Gilead, $738.0 million (€667.0 million) was allocated to the license on GLPG1690, $710.0 million (€641.7 million) was allocated to increasing the cost share from 20/80 to 50/50 on the global development activities of filgotinib, and on December 31, 2019, $2,528.1 million (€2,284.7 million) was allocated to obtain exclusive access rights to our drug discovery platform. The amount allocated to the drug discovery platform also considered the additional effects on the transaction price from derivative financial instruments triggered by the share subscription agreement and the warrants granted to Gilead. We refer to the note 2 of this annual report titled “Summary of significant transactions” for the allocation of the transaction price received from Gilead.

In January 2025, in connection with an intended separation of our Company into two entities, in which we would spin out the newly to be formed SpinCo, we and Gilead entered into a separation agreement to restructure our existing relationship. Spinco would have focused on building a pipeline of innovative medicines through transformational transactions. We would have continued to advance our global cell therapy leadership in addressing high unmet medical needs in oncology.

Within the framework of this intended separation, we and Gilead agreed to assign the OLCA to the newly formed SpinCo as of the effective date of the separation. In connection with the separation, we would have been released from the collaboration and would have had full global development and commercialization rights to our pipeline, which would no longer be subject to Gilead’s opt-in rights under the OLCA, subject to payment of single digit royalties to Gilead on net sales of certain products, subject to customary reductions and adjustments. Gilead further agreed to waive its rights under the OLCA with respect to all of our and our affiliates’ small molecule R&D activities and programs.

In May 2025, following regulatory and market developments, we re-evaluated the proposed separation and determined to evaluate all strategic alternatives for the cell therapy business. To facilitate this process, we and Gilead entered into a cell therapy royalty and waiver agreement in July 2025, pursuant to which Gilead agreed to waive its rights under the OLCA with respect to all of our cell therapy R&D activities and programs. As a result, our cell therapy business is no longer subject to Gilead’s opt-in rights under the OLCA, subject to payment of (i) a single digit percentage payment on revenues derived from the divestment of our cell therapy programs and (ii) single digit royalties to Gilead on net sales of certain products, in each case subject to customary reductions and adjustments. This waiver permits us to wind down, license, divest, partner, or take other similar actions in respect of the cell therapy programs without Gilead’s consent or veto. We ultimately determined not to pursue the proposed separation, and in January 2026, we initiated a wind-down of our cell therapy activities.

Terms of the collaboration

Under the OLCA, we would continue to lead and fund all discovery and development of our programs until the end of the relevant Phase 2 clinical trials. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead would have the option to acquire an exclusive license to that program in all countries outside Europe. If an option were exercised, Gilead and we would co-develop the compound and share costs equally. Gilead would maintain option rights to our programs through the ten-year term of the collaboration.

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

In January 2025, within the framework of the intended separation, we and Gilead agreed to assign the OLCA to the newly formed SpinCo as of the effective date of the separation. In connection with the separation, we would have been released from the collaboration and would have had full global development and commercialization rights to our pipeline, which would no longer be subject to Gilead’s opt-in rights under the OLCA, subject to payment of single digit royalties to Gilead on net sales of certain products, subject to customary reductions and adjustments.

Gilead further agreed to waive its rights under the OLCA with respect to all of our and our affiliates’ small molecule R&D activities and programs. The collaboration is further described above in “Item 4 – Collaborations – OLCA with Gilead”.

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

In December 2020, we agreed under a binding term sheet to further amend the collaboration agreement between us and Gilead, and as a result of such amendment we have assumed all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. Through a phased transition, we became the marketing authorization holder for Jyseleca in the European economic area and Great Britain, and we completed the transition by the end of 2022, leaving us with the sole right to commercialize filgotinib in Europe. Until December 31, 2021, we continued to share equally with Gilead in the net profit and net losses in each of the Netherlands, Belgium, Luxembourg, France, Germany, Italy, Spain and UK. All commercial activities and economics concerning filgotinib in Europe transferred to us as of January 1, 2022, subject to payment of tiered royalties of 8% to 15% of net sales in Europe to Gilead, starting in 2024. Gilead retains commercial rights and remains marketing authorization holder for filgotinib outside of Europe, including in Japan.

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

In September 2021, we and Gilead agreed to transfer the sponsorship of the DIVERSITY study and its LTE study from Gilead to us. The transfer was completed by March 2023. Since April 1, 2022, we are solely responsible for all development costs for the DIVERSITY study and the related LTE study.

In March 2022, we and Gilead agreed to transfer the sponsorship of and the operational responsibility for the MANTA study and its long-term extension to us. The transfer was completed by December 31, 2022.

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

Terms of the equity investment

As part of the OLCA, Gilead also entered into a share subscription agreement with us. Gilead’s equity investment consisted of a subscription for our new Galapagos shares at a price of €140.59 per share, representing at July 14, 2019 a 20% premium to our 30-day, volume-weighted average price. This equity subscription took place at the close of the transaction; on August 23, 2019 and increased Gilead’s stake in us from approximately 12.3% to 22.04% of our then issued and outstanding shares.

In addition, the EGM held on October 22, 2019 approved the issuance of Warrant A and initial Warrant B allowing Gilead to further increase its ownership of us to up to 29.9% of our issued and outstanding shares.

On November 6, 2019 Gilead exercised Warrant A and increased its ownership in us to 25.10% of the then issued and outstanding shares.

The initial Warrant B had a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of our shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) EUR 140.59. Initial Warrant B was not exercised before expiry date.

Subsequent Warrant B was approved by the EGM of April 30, 2024. This warrant has substantially similar terms, including the exercise price, to the initial Warrant B. This subsequent Warrant B will expire five years after the date that the warrant is issued.

Gilead’s ownership amounted to 25.35% at December 31, 2025.

In January 2025, we and Gilead agreed to amend the share subscription agreement within the framework of the intended separation, whereby the amended share subscription agreement would be assigned to the newly formed SpinCo as of the effective date of the separation. In May 2025, following regulatory and market developments, we ultimately determined not to pursue the proposed separation, and in January 2026, we initiated a wind-down of our cell therapy activities.

The share subscription agreement and the intended separation are further described in “Item 7 B. – Related party transactions. The OLCA with Gilead is further described in “Item 4 B. Business overview – Collaborations”.

Distribution agreement for Jyseleca with Sobi

In October 2021, we signed an agreement (as amended from time to time) with Swedish Orphan Biovitrum AB (‘Sobi’) regarding the distribution of Jyseleca. Sobi acted as our distribution and commercialization partner of Jyseleca® and distributed the medicine in Central and Eastern Europe, Greece, Portugal, and the Baltic countries. Launches or first sales of Jyseleca® in the aforementioned countries triggered milestone payments. We recorded milestones of €2.0 million in 2022 and milestones of €2.0 million in 2023 triggered by the first sale of Jyseleca® in certain specific countries in Europe by Sobi.

Effective January 31, 2024, following the closing of the transaction between us and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., we assigned our rights and obligations under the Sobi agreement to Alfasigma S.p.A.

Clinical collaboration agreement with Adaptimmune

On May 30, 2024, we entered into a clinical collaboration agreement with an option to exclusively license Adaptimmune’s next-generation TCR T-cell therapy (uza-cel) targeting MAGE-A4 for head and neck cancer and potential future solid tumor indications, using our decentralized cell manufacturing platform. Under the terms of the Collaboration and Exclusive License Agreement, we paid an upfront exclusivity payment of $70.0 million and $15.0 million in R&D funding to Adaptimmune at signing of the collaboration agreement on May 30, 2024. A further $15.0 million in R&D funding would follow subject to the start of dosing in the proof-of-concept trial. Adaptimmune was responsible for the clinical proof-of-concept trial in head & neck cancer and the supply of the vector for the manufacturing of uza-cel. We were responsible for the delivery of fresh uza-cel product for the head & neck cancer proof-of-concept trial using our innovative, decentralized cell therapy manufacturing platform.

On July 31, 2025, Adaptimmune assigned the Collaboration and Exclusive License Agreement, together with the ownership of the underlying assets, to USWM CT, LLC (“USWM”). Following our decision to initiate the wind-down of the cell therapy activities, we have notified USWM of our decision to terminate the Collaboration and Exclusive License Agreement and all ancillary agreements. This termination implies the loss of our option to the exclusive license granted under the Collaboration and Exclusive License Agreement. This termination will become effective as of 16 April 2026. All preparatory activities in respect of the proof-of-concept trial have been put to an immediate stop. As a consequence, the additional $15.0 million in R&D funding that would have been owed to USWM under the Collaboration and Exclusive License Agreement.

We capitalized the $70.0 million as an intangible asset and amortized it over the expected exclusivity period. The $15.0 million was recognized as a deferred expense and was gradually released in R&D expenses over the R&D period.

As a consequence of the announced wind-down of our cell therapy activities, we fully impaired the related intangible asset in our consolidated financial statement for the year ended December 31,2025, for an amount of €40.7 million, and fully released the remaining deferred expenses in R&D expenses.

Equity investment in Frontier Medicines

On January 31, 2024, we participated for $40.0 million in the Series C financing round of Frontier Medicines, a pioneer in oncology with a unique FrontierTM platform based on chemoproteomics, covalent chemistry and machine learning to unlock access to formerly "undruggable" cancer targets and a pipeline of potential best-in-class assets that fit with our precision oncology R&D approach. This equity instrument is presented on the line “Equity investments” in our statement of financial position and is measured at fair value through other comprehensive income. Per December 31, 2025 no fair value change was recognized except for the currency exchange rate impact.

Drug discovery collaboration transaction with NovAliX

Effective July 1, 2023, we entered into an integrated drug discovery collaboration with NovAliX, a drug-discovery focused Contract Research Organization based in Strasbourg, France. Under the terms of the agreement, our drug discovery and research activities conducted in Romainville, France, and our employees in Romainville, which were exclusively dedicated to the operation of these activities, were transferred to NovAliX who will assume all ongoing research and discovery activities in Romainville, and this for no consideration. In return, we were committed to utilizing the research capabilities and expertise of NovAliX through a five year-collaboration and within the context of the Company’s R&D portfolio, during which we were committed to purchase for a total of €73.8 million services from NovAliX. As a result of the strategic reorganization of our small molecule activities announced early January 2025, we terminated the majority of the Schedules of Work under our five-year collaboration agreement with NovAliX as of the end of March 2025. NovAlix initiated certain claims. In 2026, the parties entered into a settlement agreement, bringing all related discussions to a definitive close and fully and irrevocably terminating the collaboration. The agreed settlement amount was in line with the restructuring provision accounted for in our consolidated financial statements for the year ended December 31, 2025.

Financial operations overview

Assets held for sale and discontinued operations

Where applicable and in accordance with IFRS 5, we presented discontinued operations in the consolidated income statements and in the notes to the consolidated financial statements to consider the impact of classifying the Jyseleca® business as discontinued operations.

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

The revenue recognition policy can be summarized as follows:

We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for agreements that we determine are within the scope of IFRS 15, we perform the following five steps:

(i) identify the contract

In our agreements with customers, we are mainly transferring licenses on our IP and in some cases this is combined with access rights and/or providing R&D services and/or cost sharing mechanisms. In some cases our collaborations also include an equity subscription component. If this is the case, we analyze if the criteria to combine contracts, as set out by IFRS 15, are met.

(ii) identify the performance obligations in the contract

Depending on the type of the agreement, there can be one or more distinct performance obligations under IFRS 15. This is based on an assessment of whether the promises in an agreement are capable of being distinct and are distinct from the other promises to transfer goods and/or services in the context of the contract. For some of our agreements, we combine the transfer of the license with the performance of R&D activities because we consider that the license is not capable of being distinct and is not distinct in the context of the contract.

(iii) determine the transaction price

Collaboration and license agreements with our commercial partners for R&D activities generally include non-refundable upfront fees; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; license fees, royalties on sales and sometimes reimbursement income or profits sharing arrangements.

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

Collaboration and license agreements may include reimbursement or cost sharing for R&D services: such as outsourcing costs and payment for full-time equivalents at contractual rates. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by us.

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

R&D expenditure

Expenses on R&D activities are recognized as an expense in the period in which the expense is incurred.

Our R&D expenditure consists of costs associated with our R&D activities such as:

●	personnel costs associated with employing our team of R&D staff, including salaries, social security costs, share-based compensation expenses and severance costs related to restructuring;
●	disposables and lab consumables used in the conduct of our in-house research programs;
●	payments for research work conducted by sub-contractors and sponsorship of work by our network of academic collaborative research scientists;
●	subcontracting costs paid to contracted research organizations, or CROs, for our preclinical studies or clinical trials, costs associated with safety studies as well as costs for contract termination;
●	costs paid to our decentralized manufacturing units (DMUs) where our CAR-T cell therapies are being manufactured, including technology transfer fees, as well as disposables and consumables used in the conduct of our CAR-T clinical trials;

●	professional fees to support our R&D activities;
●	consultants and advisory in support of our R&D activities;
●	costs paid to our collaboration partners and reimbursements received from our collaboration partners in the scope of the cost sharing agreements of our collaborations;
●	premises costs associated with our laboratory and office space to accommodate our teams;
●	depreciation and impairment of fixed assets used to develop our product candidates; and
●	other operating expenses, namely software and licenses, maintenance costs for equipment, travel costs, and office expenses.

Excluding the impact of future potential business development transactions, our R&D expenses are expected to decrease overall, driven by the reorganization as well as the discontinuation of our small molecule business and the wind-down of the cell therapy activities. Since 2023, we cumulatively have spent €1,246.2 million on R&D activities which can be split as follows between the key programs:

	Year ended December 31,
	2025	2024	2023

	(Euro, in thousands)			Cumulative 2023-2025
Filgotinib program	€(11,708)	€(8,152)	€(190,177)	€(210,037)	17%
SIKi program	(12,772)	(18,400)	(18,900)	(50,072)	4%
TYK2 program on GLPG3667	(36,744)	(34,965)	(31,289)	(102,998)	8%
Cell therapy programs in oncology	(295,610)	(170,998)	(82,218)	(548,826)	44%
Other discovery programs	(114,295)	(111,096)	(108,887)	(334,278)	27%
Total R&D expenses	€(471,129)	€(343,611)	€(431,471)	€(1,246,211)	100%

Other programs comprise expenditure for other projects in research phase and other early stage development programs in oncology, inflammation and other indications.

The increase in our total R&D expenditure (before discontinued operations) for the year ended December 31, 2025, compared to the year before, was primarily due to cost increases for our cell therapy programs in oncology, and restructuring costs.

The decrease in our total R&D expenditure (before discontinued operations) for the year ended December 31, 2024, compared to the year before, was primarily due to reduced spend on the filgotinib development. This was partly offset by cost increases for our cell therapy programs in oncology, our TYK2 program in immunology and our other discovery programs.

Sales and marketing expenses

Sales and marketing (“S&M”) expenses primarily include costs associated with managing the commercial activities related to Jyseleca® in Europe, as well as expenses related to investments in strategic marketing in oncology.

Expenses on S&M activities are recognized as an expense in the period in which the expense is incurred.

Our sales and marketing expenses consists of costs associated with our commercial activities such as:

●	personnel costs associated with employing our team of commercial and supply chain staff, including salaries, social security costs, share-based compensation expenses, and severance costs related to restructuring;

●	subcontracting costs related to contracted agencies for marketing campaigns and materials, business analytics, market research and promotional expenses;
●	professional fees to support our commercial activities;
●	impairment expenses and depreciation of fixed assets used by our commercial staff;
●	other operating expenses, namely press and communication fees, operational taxes, costs of samples, travel and accommodation costs, and office expenses.

Our total sales and marketing expenses (before discontinued operations) decreased, as a consequence of the collection in 2025 of a previously recorded bad debt provision of €4.0 million in 2024 for a disputed invoice, and the transfer of our Jyseleca® activities to Alfasigma in the beginning of 2024.

General and administrative expenses

General and administrative expenses consist primarily of personnel costs, including salaries, benefits as well as severance costs, related to our executive, finance, human resources, business development, legal, intellectual property, and information technology support functions, as well as depreciation and impairment costs of fixed assets. Professional fees reported under general and administrative expenses mainly include legal fees, accounting fees, audit fees, and fees for taxation advisory and other consultancy costs. Other general and administrative operating expenses primarily encompass software and license costs, equipment maintenance and leasing costs, consultancy costs, insurance costs, Belgian tax on securities accounts, office expenses, and travel costs.

Our total general and administrative expenses (before discontinued operations) increased due to higher personnel expenses as a consequence of higher severance costs and accelerated cost recognition for subscription right plans, due to increased legal fees and increased impairment expenses. Our total general and administrative expenses are expected to decrease following the announced reorganization in 2026 related to the wind-down of the cell therapy activities.

Impairment of cell therapy activities

The acquisition of both CellPoint and AboundBio in 2022 resulted in the recording of goodwill as part of the accounting for the business combination. This goodwill was allocated the CAR-T/cell therapy cash generating unit (“CGU”), together with intangibles assets acquired as a result of this business combination and some (in)tangibles related to this CGU. During 2025, as the result of the announced intention to wind down our cell therapy activities (i.e., the CAR-T/cell therapy CGU), we performed an impairment analysis to review the recoverable amount of the CAR-T/cell therapy CGU associated assets. The intention to wind down followed a comprehensive strategic review process and will represent the optimal capital allocation pathway to support us for a stronger and sustainable future.

Our analysis resulted in the recording of an impairment loss of €228.1 million that is presented on the line “Impairment of cell therapy activities” in our consolidated income statements for the year ended December 31, 2025. We refer to note 2 for more information about the wind-down of the cell therapy activities.

Other operating income

Grants and R&D incentives

We benefit from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse approved expenditures incurred in our R&D efforts and are credited to the income statement, under other operating income, when the relevant expenditure has been incurred and there is reasonable assurance that the grant or R&D incentive is receivable. The main grants and R&D incentives are as follows:

●	Companies in Belgium are eligible to receive R&D incentives linked to R&D investments (equaling 25% of 20.5% of the investment value). This R&D tax credit results in a cash inflow to us from the tax authorities five years after the investment was made and capitalized in our standalone financial statements under Belgian GAAP for the portion that has not been used to offset the payment of corporate tax or is paid to us for the portion that remains unused. In 2023, we also received a grant from the National Institute for Health and Disability Insurance. This grant aims to incentivize innovative Belgian biotech companies who are performing R&D activities in order to identify new medicines. Finally, we also benefit from certain rebates on payroll withholding taxes for scientific personnel.
●	In France, we had benefit from R&D incentives from the French Government until the year 2024 for R&D activities whereby 30% of qualifying R&D expenses can be recuperated. This research tax credit (crédit d’impôt recherche) results in a cash inflow to us from the tax authorities after three years, i.e., it is used to offset the payment of corporate tax or is paid to us for the portion that remains unused. Qualifying expenditures largely comprise employment costs for research staff, consumables, and certain overhead costs as well as capped outsourcing costs incurred as part of R&D projects.

Fair value adjustment of contingent consideration payable

The contingent consideration arrangement relating to the acquisition of CellPoint required us to pay the former owners of CellPoint additional considerations up to €100.0 million. This amount was due if certain sequential milestones were achieved: development milestone (€20.0 million), regulatory milestone (€30.0 million) and sales-based milestone (€50.0 million). Total fair value at acquisition date of these milestones amounted to €20.2 million.

The fair value measurement was based on significant inputs that were not observable in the market, which were classified as Level 3 inputs. Key assumptions in the valuation at December 31, 2024, included an appropriate discount rate, probability of success of reaching these milestones and expected timing of these milestones, in line with the timelines and probabilities used in our impairment test of the CAR-T business.

As a consequence of the wind-down of the cell therapy activities, the fair value of this contingent consideration payable was determined to be zero; the resulting gain on derecognition of the liability in 2025 was included in the line “Other operating income” in our income statements.

Fair value adjustments and net exchange differences

Fair value gains and losses on current financial investments consist of the interest on money market funds, the effect of the re-measurement at fair value of our money market funds, including the exchange differences on money market funds. These money market funds qualify for level 1 fair value measurement based upon the closing price of the investment at each reporting date.

In 2025, in the scope of the preparation of the intended separation of our Company, we made use of a currency exchange hedge, resulting in a gain of €22.7 million.

Foreign currency exchange gain and loss comprises the realized and unrealized effects from currency exchange rate fluctuations on our balance sheet positions denominated in foreign currency. For the year ended December 31, 2025, currency exchange losses were primarily due to currency exchange rate differences on our cash held in foreign currency, and primarily in U.S. dollars. On December 31, 2025, our cash and cash equivalents and financial investments included $2,159.0 million held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is euros.

Fair value re-measurement of warrants in 2023 referred to initial warrant B. As this initial warrant B was not yet exercised by Gilead per December 31, 2023, we re-measured the financial liability relating to this warrant on December 31, 2023 and recognized the resulting change in fair value between year-end 2022 and year-end 2023 in profit or loss. The recognized fair value gain of €0.02 million in 2023 was mainly the result of the change in the implied volatility of our share price and the evolution of our share price itself for this period. On December 31, 2023, the fair value of the financial liability related to the initial Warrant B amounted to nil. Initial Warrant B expired in 2024 and was never exercised. Subsequent Warrant B was approved by the EGM of April 30, 2024. This warrant has substantially similar terms, including the exercise price, as the initial Warrant B. On December 31, 2025, the value of the subsequent Warrant B amounted to €0.01 million.

The financial liability will be re-measured at fair value at each reporting period.

Fair value gain on financial assets held at fair value through profit or loss consisted in 2025 of interests on a convertible loan issued to a third party.

Other financial expense and financial income

Interest expense consists primarily of interest expense incurred on leases and on defined benefit obligations.

Interest income consists primarily of interest earned by investing our cash reserves in interest-bearing deposit accounts, notice accounts and in financial investments. Interest income decreased due to decreasing interest rates and a shift from investments in term deposits generating financial income to investments in money market funds generating fair value changes.

Other financial income and other financial expenses also include the discounting component of other non-current liabilities, being the deferred consideration and milestones payable related to the acquisition of subsidiaries.

Taxation

With the exception of the years ended December 31, 2019, 2023, 2024, and 2025, we have incurred significant operating losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

Consequently, we do not have any net deferred tax asset on the balance sheet as at December 31, 2025, except for a subsidiary working on a cost plus basis for which deferred tax assets were set up for an amount of €0.2 million as of December 31, 2025.

As a result of the business combination related to the acquisitions of CellPoint and AboundBio in 2022, we also recognized on acquisition date a net deferred tax liability of €23.3 million, consisting of deferred tax liabilities (€32.3 million) based upon the fair value of the acquired intangible assets less recognized deferred tax assets (€9.0 million). These net deferred tax liabilities were reversed in 2025 as we recorded an impairment on these intangible assets.

As a Company active in R&D in Belgium, we also expect to benefit from the “innovation income deduction” (“IID”) in Belgium. The IID regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective tax rate than other revenues. The effective tax rate can thus be reduced up to 3.75%.

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

New standards and interpretations applicable for the annual period beginning on January 1, 2024 and for the annual period beginning on January 1, 2025

We refer to “Note 3-Material accounting policies” in our consolidated financial statements appended to this annual report.

A.	Operating results

Comparison of years ended December 31, 2025 and 2024

On January 8, 2025, we announced our intention to separate into two publicly traded entities and our plans to discontinue our small molecule discovery programs and seek potential partners to take over our small molecules’ assets. On May 13, 2025, a strategic update regarding the separation was issued. Following regulatory and market developments, our Board of Directors decided to re-evaluate the previously proposed separation and to explore all strategic alternatives for our cell therapy activities. During 2025 we incurred costs for this strategic reorganization related to the small molecules activities and intended separation, for €124.8 million. This is reflected in severance costs of €47.7 million, costs for early termination of collaborations of €46.1 million, impairment on fixed assets related to small molecules activities of €9.5 million, professional service costs of €14.8 million, €4.6 million additional accelerated non-cash cost recognition for subscription right plans related to good leavers and €2.1 million other operating expenses.

On October 21, 2025, we announced our intention to wind down our cell therapy activities. As the cell therapy activities associated assets’ recoverable amount was estimated lower than the assets’ carrying value, we recognized an impairment loss of €228.1 million. This resulted in a full impairment of both the associated goodwill and intangible assets and a partial impairment of property, plant and equipment. We also recorded severance costs of €33.3 million, €16.3 million costs for early termination of collaborations, professional service costs of €10.1 million, €1.5 million additional accelerated non-cash cost recognition for subscription right plans related to good leavers and €7.5 million other operating expenses. Conversely, we recognized a fair value adjustment on the contingent consideration payable to the former owners of CellPoint. This amount was due if certain sequential milestones were achieved. The fair value gain of €21.8 million (reducing the payable to nil) was recorded in the line “Other operating income” in the consolidated income statement. Total pre-tax effect of the wind-down thus added to €275.0 million.

Finally the net deferred tax liabilities initially calculated based on the fair value of the intangible assets identified from the acquisition of CellPoint and AboundBio, were reversed. This resulted in a deferred tax income effect of €19.3 million.

The revenue recognition related to the exclusive access rights granted to Gilead under the OLCA for our drug discovery platform amounted to €1,069.0 million in 2025, compared to €230.2 million in 2024. Based on the intention to wind down and on the facts and circumstances on December 31, 2025, it was assessed that the deferred income balance allocated to our drug discovery platform is no longer justified in our IFRS consolidated financial statements for the period ended December 31, 2025, leading to the full recognition of the deferred income per December 31, 2024, as revenue. For the avoidance of doubt, the OLCA remains in effect.

The abbreviation n.m. in the column ‘% change’ refers to ‘not meaningful’.

The impact of inflation was not material during the year ended December 31, 2025.

The following table summarizes the results of our operations for the years ended December 31, 2025 and 2024, together with the changes to those items.

	Year ended December 31,
	2025	2024	% Change

	(Euro, in thousands, except per share data)

Supply revenues	€29,924	€34,863	(14%)
Collaboration revenues	1,082,324	240,786	349%
Total net revenues	1,112,248	275,649	304%

Cost of sales	(29,736)	(34,863)	(15%)
Research and development expenses	(459,421)	(335,459)	37%
Sales and marketing expenses	(6,100)	(17,193)	(65%)
General and administrative expenses	(147,333)	(117,245)	26%
Impairment of the cell therapy activities	(228,112)	—	n.m.
Other operating income	53,493	40,773	31%

Operating profit/loss (-)	295,039	(188,338)	(257%)

Fair value adjustments and net exchange differences	(39,356)	95,795	(141%)
Other financial income	48,051	91,128	(47%)
Other financial expenses	(2,863)	(1,670)	71%

Profit/loss (-) before tax	300,871	(3,085)	n.m.

Income taxes	18,621	1,803	933%

Net profit/loss (-) from continuing operations	319,492	(1,282)	n.m.

Net profit from discontinued operations, net of tax	1,392	75,364	(98%)

Net profit	€320,884	€74,082

Net profit attributable to:
Owners of the parent	320,884	74,082
Basic and diluted earnings per share	€4.87	€1.12
Basic and diluted earnings/loss (-) per share from continuing operations	€4.85	€(0.02)

Results from Discontinued Operations

The transfer of our Jyseleca® business to Alfasigma in January 2024 has been determined to meet the criteria to be classified as discontinued operations in our financial statements for the years ended December 31, 2025 and 2024.

The post-tax result from discontinued operations can be disaggregated in the following items:

Financial performance

	Year ended December 31,
	2025	2024	% Change

	(Euro, in thousands, except share and per share data)

Product net sales	€—	€11,475	(100%)
Collaboration revenues	—	26,041	(100%)
Total net revenues	—	37,516	(100%)

Cost of sales	—	(1,693)	(100%)
Research and development expenses	(11,708)	(8,152)	44%
Sales and marketing expenses	(932)	(11,520)	(92%)
General and administrative expenses	(94)	(1,087)	(91%)
Other operating income	11,933	56,180	(79%)

Operating profit/loss (-)	(801)	71,244	n.m.

Other financial income	2,676	4,230	(37%)
Other financial expenses	—	(12)	(100%)

Profit before tax	1,875	75,462	(98%)

Income taxes	(483)	(98)	393%

Net profit	€1,392	€75,364	(98%)

Basic and diluted earnings per share from discontinued operations	€0.02	€1.14
Weighted average number of shares (in thousands of shares)	65,897	65,897
Weighted average number of shares - Diluted (in thousands of shares)	65,897	65,942

The sale of the Jyseleca® business to Alfasigma on January 31, 2024 led to the full recognition in revenue in 2024 of the remaining deferred income related to filgotinib (€26.0 million reported in collaboration revenues in 2024).

Beginning February 1, 2024, all economics linked to the sales of Jyseleca® in Europe, all filgotinib development expenses and all remaining G&A and S&M expenses relating to Jyseleca® were for the benefit of/recharged to Alfasigma. The R&D expenses in 2025 mainly related to the final settlement of disputed expenses with Alfasigma. Other operating income in 2025 consisted almost fully of a fair value adjustment of the contingent consideration receivable from Alfasigma as a consequence of an adjusted sales forecast.

Other operating income in 2024 included €52.5 million related to the gain on the sale of the Jyseleca® business to Alfasigma.

Other financial income contained discounting components on the contingent consideration receivable from Alfasigma.

Results from our continuing operations

Collaboration revenues

	Year ended December 31,
	2025	2024	% Change

	(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees	€1,070,147	€230,182	365%
Royalties	12,177	10,604	15%
Total collaboration revenues	€1,082,324	€240,786	349%

We refer to note 2 “Summary of significant transactions” in our consolidated financial statements appended to this annual report for a general description of the OLCA with Gilead.

The following table summarizes details of collaboration revenues for the years ended December 31, 2025 and 2024 by collaboration and by category of revenue: upfront payments and license fees, and royalties.

	Over time	Point in time	2025	2024
			(Euro, in	(Euro, in
			thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€1,070,147	€230,182
Gilead collaboration agreement for drug discovery platform	Ö		1,068,967	230,182
Cartilla therapeutics GLPG1972		Ö	1,180

Royalties			12,177	10,604
Gilead royalties on Jyseleca		Ö	12,177	10,604

Total collaboration revenues			€1,082,324	€240,786

The revenue recognition related to the exclusive access rights granted to Gilead under the OLCA for our drug discovery platform amounted to €1,069.0 million in 2025, compared to €230.2 million in 2024. Following the OLCA amendments and the wind-down of the cell therapy activities, it was assessed that the deferred income balance allocated to our drug discovery platform is no longer justified in our IFRS consolidated financial statements for the year ended December 31, 2025, leading to the full recognition of the deferred income per December 31, 2024, as revenue. For the avoidance of doubt, the OLCA remains in effect.

We refer to note 4 “Critical accounting estimates and key sources of estimation uncertainty” in our consolidated financial statements appended to this annual report for more information.

For the year ended December 31, 2025 we also recognized in revenue €12.2 million of royalties from Gilead on filgotinib. The royalties on sales of Jyseleca® performed by Gilead in Japan were not reported as discontinued operations as we still have the right to receive those royalties on future sales made by Gilead and its commercialization partners (this right was not subject to transfer to Alfasigma as part of the transfer of the Jyseleca® business to them).

Cost of sales

Cost of sales related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related revenues are reported in total net revenues, as supply revenues.

R&D expenses

The following table summarizes our R&D expenses for the years ended December 31, 2025 and 2024, together with the changes to those items.

	Year ended December 31,
	2025	2024	% Change

	(Euro, in thousands)
Personnel costs	€(147,197)	€(87,740)	68%
Subcontracting	(232,906)	(160,076)	45%
Disposables and lab fees and premises costs	(10,812)	(17,629)	(39%)
Amortization, depreciation and impairment	(42,371)	(35,378)	20%
Professional fees	(7,611)	(15,949)	(52%)
Other operating expenses	(18,524)	(18,687)	(1%)
Total R&D expenses	€(459,421)	€(335,459)	37%

The variance in our R&D expenses in 2025 compared to 2024 was principally due to the following elements:

●	An increase in personnel costs explained by higher severance expenses.
●	An increase in subcontracting costs due to costs for early termination of collaboration programs, and higher costs following the evolution of our cell therapy programs in oncology.
●	An increase in amortization, depreciation and impairment due to the impairment on fixed assets related to terminated small molecules programs.

The table below summarizes our R&D expenses for the years ended December 31, 2025 and 2024, broken down by program.

	Year ended December 31,
	2025	2024	% Change

	(Euro, in thousands)
SIKi program	(12,772)	(18,400)	(31%)
TYK2 program on GLPG3667	(36,744)	(34,965)	5%
Cell therapy programs in oncology	(295,610)	(170,998)	73%
Other discovery programs	(114,295)	(111,096)	3%
Total R&D expenses	€(459,421)	€(335,459)	37%

The increase in our R&D expenses in 2025 was due to higher expenses in our cell therapy programs in oncology and the restructuring costs. Other programs comprise expenditure for other projects in the research phase and other early-stage development programs.

Sales and marketing expenses

The following table summarizes our S&M expenses for the years ended December 31, 2025 and 2024, together with the changes to those items.

	Year ended December 31,
	2025	2024	% Change

	(Euro, in thousands)
Personnel costs	€(6,601)	€(6,561)	1%
Amortization, depreciation and impairment	3,465	(4,475)	n.m.
External outsourcing costs	(1,392)	(2,813)	(51%)
Professional fees	(62)	(904)	(93%)
Other operating expenses	(1,510)	(2,440)	(38%)
Total sales and marketing expenses	€(6,100)	€(17,193)	(65%)

Costs decreased by €11.1 million in 2025 explained by lower amortization, depreciation and impairment cost: in 2025, a collection of a previously recognized bad debt provision of €4.0 million in 2024 for a disputed invoice was recorded after reaching an agreement with the client.

General and administrative expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2025 and 2024, together with the changes to those items.

	Year ended December 31,
	2025	2024	% Change

	(Euro, in thousands)
Personnel costs	€(74,390)	€(52,642)	41%
Amortization, depreciation and impairment	(12,951)	(8,697)	49%
Legal and professional fees	(29,515)	(33,960)	(13%)
Other operating expenses	(30,477)	(21,946)	39%
Total general and administrative expenses	€(147,333)	€(117,245)	26%

The increase in our general and administrative expenses in 2025 was mainly explained by an increase in personnel expenses primarily due to increased severance costs, and an increase in amortization, depreciation and impairment due to the impairment on contract costs. These contract costs refer to the incremental costs to obtain the original OLCA, capitalized in 2019, and are impaired now in line with the derecognition of the contract liability (release of the deferred income). The increase in other operating expenses mainly related to professional service costs.

Impairment of the cell therapy activities

Impairment of the cell therapy activities is a result of our previously announced strategic alternatives process for the cell therapy activities whereby we assessed the cell therapy activities associated assets’ recoverable amount. Due to the decision to wind down these activities we fully impaired the associated goodwill (€69.4 million), the intangible assets related to the cell therapy activities (€131.7 million) and the tangible assets related to these activities (€26.7 million), leading to a total impairment charge of €228.1 million recorded in the year ended December 31, 2025

Other operating income

The following table summarizes our other operating income for the years ended December 31, 2025 and 2024, together with the changes to those items.

	Year ended December 31,
	2025	2024	% Change

	(Euro, in thousands)
Grant income	€57	€2,035	(97%)
R&D incentives income	27,218	27,223	(0%)
Fair value adjustment contingent consideration payable	21,760	—	n.m.
Other	4,458	11,515	(61%)
Total other operating income	€53,493	€40,773	31%

The grant income in 2025 and 2024 was fully related to grants from a Flemish agency and the Belgian government. In many cases the grant agreements carry clauses which require us to maintain a presence in the same region for a number of years and invest according to pre-agreed budgets.

As a consequence of the wind-down of the cell therapy activities, the fair value of the contingent consideration payable related to the acquisition of CellPoint was derecognized. We refer to note 27 “Trade and other liabilities and other non-current liabilities” of this annual report for more information on the contingent consideration payable.

R&D incentives income can be split up as follows:

	Year ended December 31,
	2025	2024	% Change

	(Euro, in thousands)
Income from innovation incentive system in France	€—	€2,056	(100%)
Income from Belgian R&D incentives	13,610	16,943	(20%)
Tax rebates on payroll withholding taxes of R&D personnel (Belgium & the Netherlands)	13,608	8,224	65%
Total R&D incentives income	€27,218	€27,223	(0%)

Other income decreased mainly due to lower rental income, and less recharges to Alfasigma.

Fair value adjustments and net currency exchange differences

The following table summarizes our fair value adjustments and net currency exchange differences for the years ended December 31, 2025 and 2024, together with the changes to those items.

	Year ended December 31,
	2025	2024	% Change

	(Euro, in thousands)

Net unrealized currency exchange gain/loss (-)	€(45,484)	€22,727	(300%)
Net realized currency exchange gain/loss (-)	474	(678)	(170%)
Fair value re-measurement of warrants	—	4	n.m.
Fair value gain on financial assets held at fair value	1,175	—	n.m.
Gain from settlement of hedging instrument	22,745	—	n.m.
Fair value gain/loss (-) on current financial investments	(18,266)	73,742	(125%)
Total fair value adjustments and net currency exchange differences	€(39,356)	€95,795	(141%)

The net currency unrealized exchange loss of €45.5 million in 2025 primarily related to €44.8 million of unrealized exchange loss on cash and cash equivalents and current financial investments at amortized cost held in U.S. dollars, as compared to an unrealized net exchange gain in 2024 of €22.2 million on cash and cash equivalents and current financial investments at amortized cost held in U.S. dollar. We have cash, cash equivalents and current financial investments held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is euros.

Fair value re-measurement of warrants refers to the fair value re-measurement of the Gilead subsequent warrant B in 2024. The fair value of the financial liability related to the Gilead subsequent warrant B of €5 thousand on December 31, 2025 was presented as part of trade and other liabilities in our consolidated statement of financial position and will be re-measured at each reporting period. We refer to note 2 “Summary of significant transactions” in our consolidated financial statements appended to this annual report for more information.

The fair value loss on the current financial investments reflects the exchange differences booked on the money market funds, the interest on the money market funds and the effect of the re-measurement at fair value of the money market funds on December 31, 2025. These re-measurement gains are mainly the result of the positive returns on the EUR denominated money market funds.

For more information on currency exchange fluctuations on our business, please see the section of this annual report titled “Item 11—Quantitative and qualitative disclosures about market risk—Foreign exchange risk.”

Other financial income and expense

The following table summarizes other financial income and expense for the years ended December 31, 2025 and 2024.

	Year ended December 31,
	2025	2024	% Change

	(Euro, in thousands)
Other financial income:
Interest income	€46,339	€89,378	(48%)
Discounting effect of non-current R&D incentives receivables	1,648	1,132	46%
Discounting effect of other non-current liabilities	—	395	n.m.
Other finance income	64	223	(71%)
Total other financial income	48,051	91,128	(47%)

Other financial expenses:
Interest expenses	(1,034)	(911)	14%
Discounting effect of other non-current liabilities	(1,183)	—	n.m.
Other finance charges	(646)	(759)	(15%)
Total other financial expense	€(2,863)	€(1,670)	71%

Interest income was related to interests on treasury bills, term deposits and notice accounts. Interest income decreased due to decreased interest rates and a shift from investments in term deposits generating financial income to investments in money market funds generating fair value changes. Fair value gains and interest income derived from cash, cash equivalents and financial investments excluding any currency exchange results amounted to €103.0 million in 2025 (compared to €140.4 million in 2024).

Other financial income for 2024/other financial expenses for 2025 also comprise the discounting effect of other non-current liabilities as milestones payables related to the acquisition of subsidiaries.

Interest expenses were mainly related to interests on leases of buildings and cars and to interests on defined benefit obligations.

Income Taxes

The following table summarizes our tax result for the years ended December 31, 2025 and 2024.

	Year ended December 31,
	2025	2024	% Change

	(Euro, in thousands)
Current tax	€(792)	€(1,301)	(39%)
Deferred tax	19,413	3,104	525%
Income taxes	€18,621	€1,803	933%

Current tax, consisting of corporate income taxes, and deferred tax income/loss (-) related to subsidiaries working on a cost plus basis. The increase in deferred tax income in 2025 as compared to 2024 was primarily due to the reversal of the deferred tax liabilities linked to capitalized intangible assets related to the cell therapy activities, as we recorded an impairment on these intangible assets. We did not incur a current tax liability in 2025 because the profit of the year is fully absorbed by current year tax deductions.

We refer to note 11 “Income taxes” in our consolidated financial statements appended to this annual report.

Comparison of years ended December 31, 2024 and 2023

We refer to the “Item 5 - Operating and financial review and prospects - Financial operations overview” for the year ended December 31, 2024 for the comparison of the years ended December 31, 2024 and 2023.

B.     Liquidity and capital resources

We have funded our operations through public and private placements of equity securities, upfront and milestone payments and royalties received from pharmaceutical partners under our collaboration agreements, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division, our fee-for-service division and our Jyseleca business. As from the year ended December 31, 2021, and until January 31, 2024, net product sales also contributed to funding our operations. Our cash flows may fluctuate and are difficult to forecast and will depend on many factors.

As at December 31, 2025, our financial investments and cash and cash equivalents amounted to €2,998.0 million.

The cash and cash equivalents and financial investments at December 31, 2025, included $2,159.0 million held in U.S. dollars ($726.9 million on December 31, 2024) which could generate foreign exchange gains or losses in the financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR (translated at a rate of 1.175 €/$ at December 31, 2025).

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

We refer to the note 35 “Financial risk management” in our consolidated financial statements appended to this annual report for more information.

On January 8, 2025, we announced that we entered into a separation agreement with Gilead pursuant to which we intended to spin-off a portion of our current cash balance as well as our rights and obligations under certain agreements with Gilead into a newly incorporated entity, XYZ SpinCo NV (“SpinCo”) (the “Separation”).

On May 13, 2025, a strategic update regarding the Separation was issued. Following regulatory and market developments, our Board of Directors decided to re-evaluate the previously proposed separation and would explore all strategic alternatives for our cell therapy activities, with a focus on maximizing resources available for transformative business development transactions.

On October 21, 2025, we announced our intention to wind down our cell therapy activities, and following completion of the works council processes in Belgium and the Netherlands, we announced that the Board of Directors decided to initiate the wind-down in January 2026. As it relates to the wind-down of the cell therapy activities, we expect to incur an operational cash outflow of up to €50 million in the first quarter of 2026 as well as a one-time restructuring cash impact of €125 to €175 million in 2026. In addition, we anticipate cash costs of approximately €35 million to €40 million for final implementation of the restructuring announced in January 2025. Costs related to the ongoing TYK2 program, including completion of the Phase 2 clinical trials in DM and SLE, as well as ongoing support to advance the program toward Phase 3 development, are expected to be up to €40 million in 2026. We expect to be cash flow neutral to positive by the end of 2026, excluding any business development activities and currency fluctuations. We anticipate to have approximately €2.775 billion to €2.850 billion in cash, cash equivalents and financial investments at December 31, 2026, based on a constant EUR/USD exchange rate of 1.175 €/$ at December 31, 2025.

For more information on our policies regarding financial instruments, please see “Note 3—Material accounting policies—Financial instruments” included in our consolidated financial statements appended to this annual report.

Cash flows

The working capital is sufficient for our present requirements.

Comparison for the years ended December 31, 2025 and 2024

The following table summarizes the results of our audited consolidated statement of cash flows for the years ended December 31, 2025 and 2024.

	2025	2024	Variance

	(Euro, in thousands)
Cash and cash equivalents at beginning of the period	€64,239	€166,810	€(102,571)
Net cash flows used in operating activities	(257,456)	(320,026)	62,570
Net cash flows generated from investing activities	288,814	220,597	68,217
Net cash flows used in financing activities	(3,273)	(4,924)	1,651
Effect of exchange rate differences on cash and cash equivalents	(4,456)	1,782	(6,238)
Cash and cash equivalents at end of the period	€87,868	€64,239	€23,629

	2025	2024	Variance

	(Euro, in thousands)
Financial investments at end of the period	€2,910,180	€3,253,516	€(343,336)
Cash and cash equivalents at end of the period	87,868	64,239	23,629
Financial investments and cash and cash equivalents at end of the period	€2,998,048	€3,317,755	€(319,707)

The net increase of €23.6 million in cash and cash equivalents for the year ended December 31, 2025, consisted of negative unrealized exchange differences of €4.5 million and increase in cash and cash equivalents of €28.1 million. This latter was composed of (i) €189.1 million of operational cash burn, (ii) the net sale of financial investments of €219.6 million, (iii) €17.6 million cash in from the disposal/acquisition of subsidiaries, and (iv) €20.0 million convertible loan issued to a third party.

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

This alternative liquidity measure is in our view an important metric for a biotech company in the development stage.

The following table presents a reconciliation of the operational cash burn, to the closest IFRS measures, for each of the periods indicated:

	2025	2024

	(Euro, in thousands)
Increase/decrease (-) in cash and cash equivalents (excluding effect of exchange differences)	€28,085	€(104,353)
Less:
Convertible loan issued to third party	20,000	—
Net sale of financial investments	(219,587)	(319,035)
Acquisition of financial assets held at fair value	—	36,880
Cash in (-)/cash out from the disposal of subsidiaries, net of cash disposed of	(19,431)	8,949
Cash used for other liabilities related to the acquisition of subsidiaries	1,792	—
Cash used for other liabilities related to the disposal of subsidiaries	—	3,598
Total operational cash burn	€(189,141)	€(373,961)

The net cash flow used in operating activities for the year ended December 31, 2025 decreased by €62.6 million as compared to the year ended December 31, 2024, mainly caused by a higher decrease of receivables, partly offset by a lower interest received.

The increase in net cash flow generated from investing activities for the year ended December 31, 2025 as compared to the year ended December 31, 2024, of €68.2 million, can be primarily explained by the net sale of current financial investments of €219.6 million for the year ended December 31, 2025 as compared to the net sale of current financial investments of €319.0 million for the year ended December 31, 2024. For the year ended December 31, 2025 investment income received related to financial investments amounted to €60.4 million as opposed to €29.5 million investment income received related to financial investments for the year ended December 31, 2024. Conversely, we also reported lower investments in (in)tangible fixed assets, which decreased from €82.1 million for the year ended December 31, 2024 to €13.9 million for the year ended December 31, 2025, and lower investments in financial assets held at fair value through other comprehensive income, which decreased from €36.9 million for the year ended December 31, 2024, to nil for the year ended December 31, 2025. In the year ended December 31, 2025, we invested in a convertible loan issued to a third party for an amount of €20.0 million, and received proceeds from the settlement of a hedging instrument of €22.7 million. Cash in/out from the disposal of subsidiaries increased from a cash out of €8.9 million for the year ended December 31, 2024, to a cash in of €19.4 million for the year ended December 31, 2025.

The decrease in net cash flow used in financing activities for the year ended December 31, 2025, can primarily be attributed to lower payments of lease liabilities, which were for the years ended December 31, 2025 and 2024 respectively €3.3 million and €4.9 million.

The consolidated cash flow table above included both continuing and discontinued operations. The table below summarizes our statement of cash flows from discontinued operations included in the consolidated cash flow table for the years ended December 31, 2025 and 2024.

	2025	2024	Variance

	(Euro, in thousands)
Net cash flow used in operating activities	€(851)	€(36,367)	€35,516
Net cash flow generated from/used in (-) investing activities	7,238	(8,949)	16,187
Net cash flow used in financing activities	—	—	—
Net cash flow generated from/used in (-) discontinued operations	€6,387	€(45,316)	€51,703

Comparison for the years ended December 31, 2024 and 2023

We refer to the “Item 5 - Operating and financial review and prospects - Financial operations overview” of our year ended December 31, 2024 Form 20-F for the comparison of the years ended December 31, 2024 and 2023.

Cash and funding sources

For the years ended December 31, 2025, 2024 and 2023, excluding cash proceeds from subscription right exercises, we did not make use of other equity financing.

As of December 31, 2025, we had no financial debt.

Our ongoing financial commitments are listed in the section of this annual report titled “Item 5.—Contractual obligations and commitments” and mainly consist of purchase commitments.

Payment of dividends by subsidiaries

The amount of dividends payable by our subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate.

Of our financial investments and cash and cash equivalents held outside of our Belgian entities as of December 31, 2025 and 2024, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law was in each case immaterial.

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

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect rights as a holder of the ADSs or our ordinary shares.

For more information as to the risks associated with our future funding needs, see the section of this annual report titled “Item 3.D.—Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital”.

Capital expenditures

Our commitments for capital expenditures as of December 31, 2025 amounted to €0.2 million.

Our capital expenditures amounted to €13.9 million, €82.1 million and €19.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

In 2025, our capital expenditures consisted of €2.6 million for land and building additions, laboratory and computer and other equipment for €11.1 million, and software development for €0.2 million.

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

Contractual obligations and commitments

We have certain purchase commitments with contract research organization subcontractors and with Gilead principally. Future events could cause actual payments to differ from these estimates. On December 31, 2025, we had outstanding obligations for purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

			(Euro, in thousands)

Purchase commitments	€91,344	€75,845	€13,858	€1,556	€85

On December 31, 2024, we had outstanding obligations for purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

			(Euro, in thousands)
Purchase commitments	€272,240	€189,662	70,323	10,962	1,293

Our purchase commitments at the end of the year 2025 were adjusted considering the wind-down of the cell therapy activities and included €61.7 million related to projects in development phase (2024: €160.9 million), €2.5 million for projects in discovery research phase (2024: €60.9 million), €25.2 million for shared services (2024: €46.0 million), €0.4 million for commercial and medical affairs (2024: €1.7 million), and €1.6 million related to product supply chain (2024: €2.6 million).

We expect that our purchase commitments will be further adjusted in the course of 2026 as we will advance with the implementation of the wind-down.

C.     R&D, patents and licenses, etc

For a discussion of our R&D activities, see “Item 4.B.—Business Overview” and “Item 5.A.—Operating Results.”

D.     Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business overview,” “Item 5.A.—Operating results,” and “Item 5.B.—Liquidity and capital resources.”

E.     Critical Accounting Estimates

We refer to “Note 4 - Critical accounting judgments and key sources of estimation uncertainty” in our consolidated financial statements appended to this annual report.

Item 6   Directors, senior management and employees

A.     Directors and senior management

Board of Directors

As a listed company with its registered office in Mechelen (Belgium), we are required to apply the BCCA and the 2020 Belgian Corporate Governance Code (the “2020 Code”), both of which entered into force on January 1, 2020 and as amended from time to time.

For the reporting year beginning on January 1, 2025, the 2020 Code was our reference code. On November 3, 2025, the Board of Directors approved an amendment to our Corporate Governance Charter regarding the creation of the Transaction Committee, and the dissolution of the Science & Development Committee. Our Corporate Governance Charter is available on our website: www.glpg.com (this website does not form part of this annual report). This Corporate Governance Charter applies in addition to the applicable laws and regulations (including without limitation, the BCCA and the 2020 Code) and our Articles of Association. Our Corporate Governance Charter describes the main aspects of corporate governance, including our governance structure, the terms and functioning of the Board of Directors (including our Board Committees), the Executive Committee and the rules of conduct.

The 2020 Code requires companies to make an explicit choice for one of the governance structures provided for in the BCCA.

Since April 26, 2022, we have had a one-tier governance structure as provided by the BCCA, with the Board of Directors as the ultimate decision-making body, who has delegated certain powers to manage us to the Executive Committee.

The role of the Board of Directors is to pursue sustainable value creation by us, by setting our strategy, putting in place effective, responsible and ethical leadership and monitoring our performance. The Board of Directors is the ultimate decision-making body, with the overall responsibility for managing and controlling us, as well as the general policy and strategy. The Board is authorized to carry out all actions that are necessary or useful for the realization of your objectives, with the exception of those reserved to the Shareholders’ Meeting by applicable law. The Board of Directors also supervises the Executive Committee and acts as a collegiate body.

The Board of Directors has delegated certain powers to manage us to the Executive Committee, led by the CEO. The Executive Committee is responsible and accountable to the Board of Directors for the discharge of its responsibilities, including, but not limited to, the management of the Galapagos group, and the research, identification and development of strategic possibilities and proposals. Furthermore, the Board of Directors has delegated the day-to-day management of us to one Executive Committee member, i.e., our CEO.

In order to efficiently fulfill its tasks and in view of our size and activities, the Board of Directors has established an Audit Committee, a Nomination Committee, a Remuneration Committee, and a Transaction Committee. These Board Committees serve in an advisory capacity to the Board of Directors on the matters delegated to them respectively as set forth in the applicable laws and our Corporate Governance Charter. In 2025, the Board was also supported by two ad hoc Committees, advising the Board on value enhancing strategies and on the entering into of a royalty and waiver agreement with Gilead. These ad hoc Committees also served as the Committee of independent Directors in accordance with art. 7:97 of the BCCA. Reference is made to “Item 7.B. – Related Party Transactions”.

As of the date of this report, we currently have nine members on our Board of Directors, and less than a majority of them are citizens or residents of the United States.

Under our Articles of Association, our Board of Directors consists of at least five and no more than nine members, of which at least three members are Independent Directors as defined by the BCCA. Except for Henry Gosebruch, all members of our Board of Directors are Non-Executive Directors. Within the aforementioned limits, the number of members of the Board of Directors is determined by our Shareholders’ Meeting. The members of our Board of Directors are elected, re-elected and may be removed at a Shareholders’ General Meeting with a simple majority vote of our shareholders. Pursuant to our Articles of Association, the members of our Board of Directors serve terms of up to four years. Members of our Board of Directors whose terms have come to an end, may be re-appointed.

When a position on the Board of Directors becomes vacant, the remaining Board members may temporarily fill the mandate by co-optation and until appointment of a new Director at the next shareholders’ meeting. Each member of the Board of Directors appointed as such by the Shareholders’ Meeting shall complete the tenure of the Board member he / she replaces, unless the Shareholders’ Meeting decides otherwise. The Nomination Committee nominates, for approval by the Board of Directors, candidates to fill vacancies as they arise, and advises on proposals for appointment originating from shareholders, in each case taking into account our needs and the selection criteria determined by the Board of Directors. In proposing candidates, particular consideration will be given to gender diversity and diversity in general, as well as complementary skills, knowledge and experience.

Subject to the approval of our Shareholders’ Meeting and certain other conditions, Gilead has, under the terms of the share subscription agreement dated 14 July 2019, as amended, the right to have two designees appointed to our Board of Directors. Our Special Shareholders’ Meeting of October 22, 2019 approved the appointment of Daniel O’Day and Linda Higgins as Directors for a period of four years, effective immediately. Our Annual General Meeting (AGM) held on April 25, 2023 approved the re-appointment of Daniel O’Day and Linda Higgins as Directors for a period of four years, effective immediately. On March 26, 2024, the Board of Directors appointed Mr. Andrew Dickinson by way of co-optation as a Non-Executive Non-Independent Director, effective as of March 27, 2024, replacing Mr. Daniel O’Day who stepped down on March 26, 2024. Our AGM held on April 30, 2024 confirmed the appointment of Mr. Andrew Dickinson a Non-Executive Non-Independent Director for a period of four years, effective immediately. On October 20, 2025, the Board of Directors appointed Mr. Devang Bhuva by way of co-optation as a Non-Executive Non-Independent Director, replacing Mr. Andrew Dickinson effective as of November 1, 2025. The confirmation of the appointment of Mr. Devang Bhuva will be submitted to the confirmation by our AGM which will be held on April 28, 2026.

The AGM of April 29, 2025 confirmed the appointment of Mr. Oleg Nodelman as Non-Executive Non-Independent Director for a period of four years, effective immediately.

On May 12, 2025, the Board of Directors appointed Mr. Henry Gosebruch by way of co-optation as Executive Director, replacing Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, with immediate effect. Effective May 12, 2025, Jérôme Contamine succeeded Stoffels IMC BV as Chair of the Board of Directors.

On July 22, 2025, the Board of Directors appointed Ms. Jane Griffiths and Ms. Dawn Svoronos by way of co-optation as Non-Executive Independent Directors, replacing Mr. Peter Guenter and Mr. Simon Sturge effective as of July 28, 2025.

On September 13, 2025, the Board of Directors appointed Dr. Neil Johnston by way of co-optation as Non-Executive Independent Director, replacing Dr. Elisabeth Svanberg effective as of November 1, 2025.

On February 9, 2026, the Board of Directors appointed Mr. Paulo Fontoura by way of co-optation as Non-Executive Independent Director, effective as of February 9, 2026, replacing Dr. Susanne Schaffert who stepped down on November 1, 2025.

All aforementioned appointments by way of co-optation will be submitted to the confirmation by the AGM which will be held on April 28, 2026.

Mr. Jérôme Contamine’s mandate as Chair and member of the Board of Directors will end immediately after the AGM of April 28, 2026. Subject to approval by the shareholders of his appointment as a Non-Executive Independent member of the Board of Directors, Mr. Gino Santini is proposed to be appointed by the Board of Directors as the new Chair of the Board of Directors.

The following table sets forth certain information with respect to the current members of our Board of Directors, including their ages, as of December 31, 2025:

Name	Age	Date service began in current term	Date of expiration of current term (1)	Position(s)
Jérôme Contamine(2)	68	2022	2026	Chair of the Board
Devang Bhuva(3)	40	2025	2029(10)	Board member
Henry Gosebruch(4)	53	2025	2030(10)	Board member
Jane Griffiths(5)	70	2025	2030(10)	Board member
Linda Higgins(6)	63	2019	2027	Board member
Neil Johnston(7)	59	2025	2028(10)	Board member
Oleg Nodelman(8)	48	2024	2029	Board member
Dawn Svoronos(9)	72	2025	2030(10)	Board member

(1) The term of the mandates of the Board member will expire immediately after the AGM to be held in the year set forth next to the member's name.
(2) Chair of the Board of Directors. Member of the Nomination Committee and the Transaction Committee.
(3) Member of the Transaction Committee.
(4) CEO and Member of the Board of Directors.
(5) Chair of the Nomination Committee and the Transaction Committee. Member of the Audit Committee and the Remuneration Committee.
(6) Member of the Remuneration Committee.
(7) Chair of the Audit Committee.
(8) Member of the Nomination Committee and Transaction Committee.
(9) Chair of the Remuneration Committee and Member of the Audit Committee.
(10) Appointed by the Board of Directors by co-optation in 2025, subject to confirmation by the AGM to be held on April 28, 2026.

On February 9, 2026, the Board of Directors appointed Mr. Paulo Fontoura (age: 56) by way of co-optation as Non-Executive Independent Director, effective as of February 9, 2026, replacing Dr. Susanne Schaffert who stepped down on November 1, 2025.

The address for the members of our Board of Directors is Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

Per December 31, 2025, four out of eight of the members of the Board of Directors are independent under the Nasdaq Stock Market listing and Exchange Act requirements, and under Belgian law the following Directors meet the independence criteria: Jérôme Contamine, Jane Griffiths, Dawn Svoronos, and Neil Johnston. On December 31, 2025, the Board of Directors was therefore composed of at least 50% independent Directors.

The following is the biographical information of the members of our Board of Directors (members per December 31, 2025 and the recently appointed Mr. Paulo Fontoura):

Jérôme Contamine is a Non-Executive Independent member of our Board of Directors since April 26, 2022 and Chair of our Board as of May 12, 2025. Mr. Contamine served as Chief Financial Officer of Sanofi for more than nine years from 2009 until 2018. Prior to joining Sanofi, he was Chief Financial Officer of Veolia from 2000 to 2009. He previously held various operating functions at Total, and served four years as an auditor at the Cour des Comptes (the supreme body responsible for auditing the use of public funds in France). Mr. Contamine is a graduate of France’s École Polytechnique, ENSAE (École Nationale de la Statistique et de l’Administration Économique) and École Nationale d’Administration. He held the position of Non-Executive Director at Valeo from 2006 to 2017 and at Total Energies from 2020 to 2023. Mr. Contamine also serves as a Non-Executive Director on the Board of Société Générale, and is Chairman of the Audit and Internal Control Committee and a member of the Compensation Committee.

Devang Bhuva joined our Board of Directors as a Non-Executive Non-Independent Director on November 1, 2025. Mr. Bhuva currently serves as Senior Vice President, Corporate Development and Alliance Management at Gilead, where he is responsible for the company’s licensing, partnership, investment, and acquisition activities. Prior to joining Gilead, Mr. Bhuva was a managing director in the Global Healthcare Investment Banking Group at Lazard, advising pharmaceutical and biotechnology companies across the U.S., UK, and Japan. He holds a Bachelor’s degree from the University of California, Berkeley.

Henry Gosebruch joined our Company as Chief Executive Officer and member of the Board of Directors on May 12, 2025. Prior to our Company, Henry served as President and Chief Executive Officer of Neumora (NASDAQ: NMRA), a clinical-stage biopharmaceutical company focused on neuroscience. Under his leadership, Neumora advanced multiple clinical programs and built strong development capabilities. Prior to Neumora, he was Executive Vice President and Chief Strategy Officer at AbbVie, where his responsibilities included corporate strategy, alliance management, business development, and M&A, contributing to the company’s significant growth, pipeline expansion and diversification. Henry played a key role in adding risankizumab (now Skyrizi) and Allergan to AbbVie. Prior to joining Abbvie in 2015, he spent over 20 years at J.P. Morgan, where he was Co-Head of the North American M&A Group. Henry currently serves on the Board of Directors of Emalex Biosciences, a Chicago-based, private, CNS-focused biotech company, and on the Advisory Board of the Life Sciences & Management Program at the University of Pennsylvania.

Jane Griffiths joined our Board of Directors as a Non-Executive Independent Director in July 2025. She brings extensive experience in international corporate leadership and high-technology healthcare businesses, most recently as Global Head of Actelion Ltd (now Johnson & Johnson). Before that, she spent 10 years at Johnson & Johnson where she held several senior executive roles, including Company Group Chair of Janssen EMEA, the company’s research-based pharmaceutical division. She was also Chair of the Johnson & Johnson Corporate Citizenship Trust in EMEA and was a Sponsor of both the Women’s Leadership Initiative and the Global Pharmaceuticals Sustainability Council. Ms. Griffiths is the former Chair of both the PhRMA Europe Committee and the Executive Committee of European Federation of Pharmaceutical Industries and Associations. She has also served as a Non-Executive Director of Johnson Matthey plc and was a member of the Corporate Advisory Board for the UK Government’s ‘Your Life’ campaign, which promotes STEM education. She currently serves as a Non-Executive Director on the Board of BAE Systems. Ms. Griffiths is a British citizen.

Linda Higgins is a Non-Executive Non-Independent member of our Board of Directors since October 22, 2019. Dr. Higgins, PhD, joined Gilead in 2010 and is currently Sr. Vice President Research Strategy, Innovation & Portfolio. In her first ten years at Gilead, she led the Biology division, significantly expanding the therapeutic area scope and capabilities of the department. She founded External Innovation as integral component for Research. She previously served as President & Chief Executive Officer of InteKrin Therapeutics, and as Head of Research at Scios, a Johnson & Johnson company, where she provided leadership for drug discovery, preclinical development and translational medicine. Dr. Higgins earned an A.B. in Behavioral Physiology from Kenyon College, a Ph.D. in Neurosciences from the University of California, San Diego School of Medicine, and completed Post-Doctoral training in Molecular Genetics at the Howard Hughes Medical Institute of the University of California, Berkeley. Dr. Higgins also serves as a Non-Executive Director on the Board of Arcus Biosciences and as Independent Non-Executive Director and Chair of Ensocell Therapeutics.

Neil Johnston joined our Board of Directors as a Non-Executive Independent Director on November 1, 2025. Dr. Johnston currently serves as Non-Executive Chair at Qureight Limited and previously served as Executive Chair at Yellowstone Biosciences. He previously held a series of senior leadership positions over 16 years at Novartis, most recently serving as Global Head of Business Development and Licensing and as a member of the Novartis Pharma Executive Committee. He joined Novartis from Medical Solutions plc, where he first served as Chief Financial Officer and later as Chief Executive Officer. He began his executive career as Chief Financial Officer of Pharmagene plc, where he played a key role in its London Main Market IPO, raising £40 million. Trained as a scientist, he earned a Ph.D. in Molecular Biology before qualifying as a Chartered Accountant.

Oleg Nodelman is a Non-Executive Non-Independent Director of our Board of Directors since October 7, 2024. Mr. Nodelman is the Founder and Portfolio Manager of EcoR1 Capital LLC, a biotech-focused investment advisory firm established in 2013, which invests in companies at all stages of R&D. With over twenty years of experience in biotech investing, Mr. Nodelman has expertise in all aspects of investment management and deep roots in the biotech and scientific communities. Before founding EcoR1, Mr. Nodelman was a portfolio manager at BVF Partners, one of the first hedge funds dedicated to the biotechnology sector. He currently serves as a Board Member for four publicly traded companies: Galapagos NV, AnaptysBio, Aktis Oncology and Zymeworks. Mr. Nodelman has a Bachelor of Science in Foreign Service with a concentration in Science and Technology from Georgetown University. On December 13, 2024, the Autorité des Marchés Financiers (“AMF”), the entity that regulates the French financial markets, fined Mr. Nodelman and EcoR1 Capital LLC (the “Fund”) €3.0 million and €7.0 million, respectively, for a strict liability violation of market abuse regulation and reporting obligations for holders that exceed or fall below ownership of five percent of an issuer’s equity capital that is listed on Euronext Paris. Mr. Nodelman and the Fund disagree with the AMF’s ruling and, in February 2025, submitted an appeal, which they intend to pursue.

Dawn Svoronos joined our Board of Directors as a Non-Executive Independent Director in July 2025. She brings over 30 years of global biopharmaceutical experience, with a strong track record in commercial leadership. Ms. Svoronos spent 23 years at Merck, known as MSD outside of the United States and Canada, where she held positions of increasing responsibility. As President of Europe and Canada, she successfully led the post-merger integration of Merck and Schering-Plough and oversaw operations across 30 European markets. Her previous roles included President of Merck Canada, Vice President of Asia Pacific, and Vice President of Global Marketing for the Arthritis, Analgesics, and Osteoporosis franchises, where she was responsible for global brand strategy, market intelligence, pricing, and lifecycle management. She currently serves as Chair of the Board of Xenon Pharmaceuticals and sits on the Board of AgNovos Bioscience. Ms. Svoronos is a Canadian citizen and holds a B.A. in English and French Literature from Carleton University.

Dr. Paulo Fontoura, M.D., Ph.D., joined our Board of Directors in February 2026. Paulo brings 20 years of pharmaceutical industry experience, with deep expertise in neurology, immunology, ophthalmology, and rare diseases, and he is currently the Chief Medical Officer at Xaira Therapeutics. Before joining Xaira Therapeutics, Paulo served as Senior Vice President and Global Head at Roche, where he led clinical development across neuroscience, immunology, ophthalmology, and rare diseases, contributed to the launch of multiple breakthrough therapies, and pioneered digital health approaches, such as smartphone-based clinical endpoints. He previously held academic roles at the New University of Lisbon, where he earned his M.D. and Ph.D. in Neuroimmunology. Paulo also completed a postdoctoral fellowship at Stanford University, is a Fellow of the American Academy of Neurology, and continues to teach as a visiting professor in Lisbon and as a lecturer in Basel.

The following table sets forth certain information with respect to our Board of Directors’ voluntary self-identified gender and racial characteristics and LGBTQ+ status for 2025:

Country of Principal Executive Offices	Belgium
Foreign Private Issuer	Yes
Disclosure prohibited under Home Country Law	No
Total number of Board members	9
	Female	Male	Non-binary	Did not disclose gender
Part I: Gender Identity
Directors (members of the Board of Directors)	3	6	0	0

During 2025, we also complied with our obligations with respect to gender diversification in the Board of Directors as set forth in article 7:86 of the BCCA, and our Board of Directors will continue to monitor further compliance. In proposing candidates, particular consideration is given to diversity in gender, age, nationality, educational and professional background, as well as complementary skills, knowledge and experience.

Executive Committee

As of April 26, 2022, we have had a one-tier governance structure as provided for by the BCCA, with the Board of Directors replacing the (former) Supervisory Board and the Executive Committee replacing the (former) Management Board.

The following table sets forth certain information with respect to the members of our Executive Committee on December 31, 2025:

Name	Age	Position(s)
Henry Gosebruch	53	Chief Executive Officer
Aaron Cox	41	Chief Financial Officer, Executive Vice President
Fred Blakeslee	49	General Counsel, Executive Vice President
Annelies Missotten	52	Chief Human Resources Officer, Executive Vice President

The address for the Executive Committee members is Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

In 2025, there was no conflict of interests between the private interests or other duties of the members of the Executive Committee listed above and their duties to us, except for the conflicts of interests between us and a Board /

Executive Committee member as further described in “Item 7.B – Related Party Transaction”.

Below are the biographies of the members of our Executive Committee (members per December 31, 2025):

Henry Gosebruch joined our Company as Chief Executive Officer and member of the Board of Directors on May 12, 2025. Prior to our Company, Mr. Gosebruch served as President and Chief Executive Officer of Neumora (NASDAQ: NMRA), a clinical-stage biopharmaceutical company focused on neuroscience. Under his leadership, Neumora advanced multiple clinical programs and built strong development capabilities. Prior to Neumora, he was Executive Vice President and Chief Strategy Officer at AbbVie, where his responsibilities included corporate strategy, alliance management, business development, and M&A, contributing to the company’s significant growth, pipeline expansion and diversification. Mr. Gosebruch played a key role in adding risankizumab (now Skyrizi) and Allergan to AbbVie. Prior to joining Abbvie in 2015, he spent over 20 years at J.P. Morgan, where he was Co-Head of the North American M&A Group. Henry currently serves on the Board of Directors of Emalex Biosciences, a Chicago-based, private, CNS-focused biotech company, and on the Advisory Board of the Life Sciences & Management Program at the University of Pennsylvania.

Aaron Cox  joined our Company as Chief Financial Officer and member of the Executive Committee on July 7, 2025. Mr. Cox is a seasoned financial and strategic executive with nearly two decades of leadership experience across biotechnology, capital markets, and M&A/corporate development. Most recently, he served as Executive Vice President and Chief Financial Officer at Horizon Therapeutics plc, where he played a pivotal role in the company’s $28 billion acquisition by Amgen. In this role, he led global corporate finance, investor relations, IT, and real estate functions, and was instrumental in driving the transformation of Horizon into a fully integrated global biopharmaceutical company. Prior to his role as Horizon’s Chief Financial Officer, Aaron served as Horizon’s Head of Corporate Development and Chief of Staff to the Chief Executive Officer, supporting capital markets strategy, M&A execution and business development. His earlier career spans senior investment banking roles at BMO Capital Markets, JMP Securities and Stout Risius Ross Advisors. Aaron holds an MBA with High Honors from the University of Chicago Booth School of Business and a Bachelor’s degree in Finance from the University of Notre Dame, graduating magna cum laude.

Fred Blakeslee joined our Company as General Counsel and member of the Executive Committee in October 2025. He is a seasoned legal executive with deep experience leading legal functions in the biopharmaceutical industry. Prior to our Company,  Fred served as Vice President, Transactions, Legal at AbbVie Inc., where he led legal teams supporting global business development and alliance management. In this role, he oversaw complex mergers, acquisitions, licensing, and collaborations, including AbbVie’s landmark $63 billion acquisition of Allergan PLC and numerous high-profile partnerships with companies such as Boehringer Ingelheim and Genmab. Fred was also a trusted advisor on issues involving government affairs, antitrust, and corporate strategy, and he played a key role in creating the AbbVie Legal Academies, promoting opportunities for law students at HBCUs. He also served on AbbVie’s PAC Board of Directors and was actively involved in industry-wide advocacy efforts. Fred began his career at Kirkland & Ellis LLP and later held senior roles at leading law firms, advising on private equity, corporate, and securities transactions across the biopharmaceutical and other industries. Fred earned his Juris Doctor, cum laude, from Northwestern University School of Law, where he was inducted into the Order of the Coif. He also holds dual Bachelor’s degrees in Mathematics and Political Science, magna cum laude, from The Ohio State University. Fred is based in Chicago, Illinois, and has conversational proficiency in French.

Annelies Missotten* was appointed as Chief Human Resources Officer and member of the Executive Committee at Galapagos NV as per January 1, 2023. She joined Galapagos NV as Vice President Human Resources in February 2018 to transform and build an expert HR team to enable business growth, and leading the transformation of Galapagos NV into an integrated biopharmaceutical company with an international set- up. In 2020, she was appointed Senior Vice President Human Resources and strategic advisor to the CEO and Executive Committee. Before joining Galapagos NV, she held various senior global HR positions at GSK. She started her career at Proximus, and acquired deep expertise over time in key HR Centres of Expertise, including Training & Development, Talent Acquisition and Reward, and HR Business partnership roles. Ms. Missotten holds a Master's degree in Roman Philology from KU Leuven, a DEA in Italian Culture and Linguistics from the Paris IV Sorbonne (France) and L’Università Cattolica di Milano. Over the years, she completed her education with several systemic psychology and coaching certifications and business courses, amongst others, from INSEAD, Fontainebleau (France).

* Effective December 31, 2025, the mandate of Mrs. Missotten as Executive Committee member ended. Effective March 4, 2026, Tania Philipp joins us as Chief Human Resources Officer and member of the Management Committee (not as Executive Committee member).

The Executive Committee has been entrusted by the Board of Directors with the executive management and running of us. Without prejudice to the overall responsibility and tasks of the Board of Directors regarding our management and control, the tasks of the Executive Committee include the following matters (without limitation): the research, identification and development of strategic possibilities and proposals which may contribute to our development in general, the management of us and the Galapagos Group, the supervision of the performance of the business in comparison with the strategic goals, plans and budgets, and the support of the CEO with the day-to-day management of us and the Galapagos Group.

The Executive Committee meets as often as necessary to ensure to its effective operation, and in principle once per month.

Family relationships

There are no family relationships among any of the members of our Executive Committee or Board of Directors.

B.     Compensation

The aggregate compensation paid and benefits in kind granted by us to our (former) members of the Executive Committee and Board of Directors, excluding equity-related compensation, for the year ended December 31, 2025, was €4,242,120. This includes remuneration paid in 2025 to Directors and Executive Committee members that stepped down in 2025.

For the year ended December 31, 2025, the total amounts set aside or accrued to provide pension, retirement or similar benefits to our Executive Committee amounted to €216,170.20.

For a discussion of our management agreements with the Executive Committee members, see the section of this annual report titled “Item 7.B.—Related Party Transactions.— Agreements with Our Board Members and Executive Committee Members.” For more information regarding subscription right grants, see “—Subscription Right Plans” below and regarding RSU grants, see “—RSU Plans” below.

Remuneration policy

In 2020, pursuant to the expected implementation in Belgium of the Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement, or SRD II, a revised version of the Remuneration Policy was submitted to a binding vote by our 2020 AGM and was approved. On May 6, 2020, the Belgian Act of April 28, 2020 transposing the SRD II into Belgian law was published in the Belgian Official Journal. The policy was applicable during the reporting years 2020 and 2021.

In light of the proposed introduction of a one-tier governance structure at the occasion of the AGM/EGM held on April 26, 2022, a revised Remuneration Policy was submitted to a binding vote by our 2022 AGM and approved during this AGM. Our Remuneration Policy was prepared in accordance with the BCCA. The amended remuneration policy applied during the reporting years 2022 and 2023.

A further revised Remuneration Policy has been submitted to a binding vote by our 2024 AGM. The Remuneration Policy was approved by our shareholders at this 2024 AGM with 87.13% of shareholder votes. Subject to approval, this Remuneration Policy became effective from January 1, 2024 and applies to the reporting year 2025.

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

The AGM of April 30, 2024 determined, upon recommendation of the Nomination and Remuneration committee, that the compensation (excluding expenses) of the members of the Board of Directors, other than the Board members representing a shareholder, for the exercise of their mandate during a financial year is as set out in the below table.

Role	Annual Cash fee	Annual cash fee level to acquire GLPG shares (euro) (1)

Chair (2)	€110,000	€110,000
Lead Non-Executive Director (3)	75,000	75,000
Non-Executive Director (4)	55,000	€55,000
Committee Chair	20,000	N/A
Committee member	€15,000	N/A

(1) The Non-Executive Directors receive an additional cash compensation equal to the amount of their fixed annual cash remuneration (not taking into account fees for Committee membership and Chairmanship) subject to the commitment by each Non-Executive Director to use the net portion (after taxation) of such cash remuneration to purchase shares of Galapagos in the open market within a set period of time after receipt of such cash remuneration. The shares that each Director so acquires must be held until at least one year after the Director leaves the Board of Directors and at least three years after the time of acquisition. This additional cash compensation constitutes the equivalent of the equity component of the members of the Board of Directors’ remuneration, as recommended by section 7.6 of the 2020 Code.

(2) The Chair fees were only payable as of May 12, 2025, when the newly appointed Chair (Jérôme Contamine) became entitled to the Chair compensation. Prior to this date, the CEO at the time (Stoffels IMC BV, permanently represented by Dr. Paul Stoffels) was remunerated solely for the performance of his executive functions as CEO and was not entitled to any additional remuneration for his mandates as Chair of the Board of Directors and Committee member.

(3) The Lead Non-Executive fees were only payable until May 12, 2025, when the role ceased to be required under the Company's Corporate Governance Charter once the CEO and Chair mandates were no longer combined.

(4) The CEO, Henry Gosebruch, in office as of May 12, 2025, is remunerated solely for the performance of his executive functions as CEO and is not entitled to any additional remuneration for his mandate as an Executive Director.

In accordance with our Remuneration Policy and the decisions of the AGM of April 30, 2024, the effective remuneration of the members of the Board of Directors, other than the Board members representing a shareholder, for the exercise of their mandate during the financial year ending December 31, 2025 is as follows:

(a) fixed cash remuneration: (i) Chair of the Board of Directors: (a) Stoffels IMC BV, permanently represented by Dr. Paul Stoffels (until May 12, 2025): N/A, and (b) Jérôme Contamine (as of May 12, 2025): €110,000; (ii) (a) the Lead Non-Executive Director, i.e., Jérôme Contamine until May 12, 2025: €75,000, and (b) other Non-Executive members of the Board of Directors (i.e,. Peter Guenter and Simon Sturge (until July 28, 2025), Jane Griffiths and Dawn Svoronos (as of July 28, 2025), Elisabeth Svanberg and Susanne Schaffert (until October 31, 2025) and Neil Johnston (as of November 1,2025)): €55,000; (iii) annual additional compensation for membership of a Board committee: €15,000; (iv) annual additional compensation for the Chairmanship of a Board committee: €20,000.

(b) equity-based remuneration: (i) Chair of the Board of Directors: (a) Stoffels IMC BV, permanently represented by Dr. Paul Stoffels (until May 12, 2025): N/A, and (b) Jérôme Contamine (as of May 12, 2025): €110,000; (ii) (a) the Lead Non-Executive Director, i.e., Jérôme Contamine until May 12, 2025: €75,000, and (b) other Non-Executive members of the Board of Directors (i.e., Peter Guenter and Simon Sturge (until July 28, 2025), Jane Griffiths and Dawn Svoronos (as of July 28, 2025), Elisabeth Svanberg and Susanne Schaffert (until October 31, 2025) and Neil Johnston (as of November 1, 2025)): €55,000; in each case (i) and (ii) subject to the requirement to use the net amount (after taxes) to acquire our shares. These latter payments make up the equivalent of an equity component of the Board members’ remuneration and the resulting shares are to be held until at least one year after the member of the Board of Directors leaves the Board of Directors and at least three years after the time of acquisition.

The 2024 AGM, as happened also in 2020, resolved that the mandate of a Director representing a shareholder on the Board of Directors will not be remunerated, being per December 31, 2025: Linda Higgins, Devang Bhuva and Oleg Nodelman.

Effective from April 26, 2022 and until May 12, 2025, our former CEO, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) was appointed as the Chair of our Board of Directors. Stoffels IMC BV was only remunerated for the performance of its executive functions as CEO and was not be entitled to any additional remuneration for its mandates of member and Chairman of the Board of Directors or member of any Committee. Henry Gosebruch was appointed as our new CEO and member of the Board of Directors effective from May 12, 2025. He is also only remunerated for the performance of his executive function as CEO and did not receive any remuneration for his mandate of member of the Board of Directors.

The remuneration of the members of the Board of Directors does not contain a variable part; hence no performance criteria apply to their remuneration.

The following table sets forth the fees received by our members of the Board of Directors for the performance of their mandate as a Board member during the year ended December 31, 2025.

	Board of Directors				Audit committee		Nomination Committee		Remuneration Committee		Science and Development Committee (1)		Transaction Committee (1)		Ad-hoc Committee (2)
	Cash remuneration		Equity-based remuneration		Cash remuneration		Cash remuneration		Cash remuneration		Cash remuneration		Cash remuneration		Cash remuneration
	Chair	Member	Cash granted	Acquired	Chair	Member	Chair	Member	Chair	Member	Chair	Member	Chair	Member	Member
	Fees earned	Fees earned	to acquire	GLPG	Fees earned	Fees earned	Fees earned	Fees earned	Fees earned	Fees earned	Fees earned	Fees earned	Fees earned	Fees earned	Fees earned
Name	(Euro)	(Euro)	GLPG shares (3)	shares (3)	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)
Mr. Jérôme Contamine (4)	€70,110	€27,198	€97,400	1,559	€7,857	€6,621		€15,000		€12,514				€2,486	€1,803
Mr. Henry Gosebruch (5)		N/A	N/A	N/A
Mrs. Jane Griffiths (6)		€23,465	€23,650	378		€6,399	€5,978			€6,399			€3,315
Mr. Peter Guenter (7)		€31,535	€31,350	501	€1,467	€8,036
Dr. Neil Johnston (8)		€9,117	€10,098	137	€3,315
Dr. Susanne Schaffert (9)		€45,883	€45,650	730							€16,685
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels (10)	N/A		N/A	N/A				N/A				N/A
Mr. Simon Sturge (11)		€31,535	€31,350	501		€8,601				€8,601					€1,803
Dr. Elisabeth Svanberg (12)		€45,883	€48,069	686			€14,022		€16,685			€12,514			€1,803
Mrs. Dawn Svoronos (13)		€23,465	€23,650	375	€1,793	€5,054			€3,315
Mr. Devang Bhuva (14) (15)		N/A	N/A	N/A										N/A
Mr. Andrew Dickinson (16) (15)		N/A	N/A	N/A
Dr. Linda Higgins (15)		N/A	N/A	N/A						N/A		N/A
Mr. Oleg Nodelman (17)		N/A	N/A	N/A				N/A						N/A
Total	€70,110	€238,081	€311,217	€4,867	€14,432	€34,711	€20,000	€15,000	€20,000	€27,514	€16,685	€12,514	€3,315	€2,486	€5,408

(1) The Transaction Committee replaced the Science and Development Committee as of November 1, 2025. The Transaction Committee provides input and advice to the Board of Directors on matters relating to the Company’s business development strategy.

(2) In accordance with Section 7:97 §3 of the BCCA, the procedure for related party transactions was applied in connection with (i) the proposed separation of Galapagos into two entities and the transactions associated therewith, as announced by press release of January 8, 2025, and (ii) the entering into the cell therapy royalty and waiver agreement with Gilead, giving Galapagos full global development and commercialization rights to its cell therapy business, as announced by press release of July 23, 2025. An ad hoc Committee was established in January 2025 in connection with the proposed separation, and consequently in a separate ad hoc Committee was established from June 16, 2025 to July 22, 2025 was in connection with the Gilead transaction. Both ad hoc Committees were composed of the following Directors: Elisabeth Svanberg, Jérôme Contamine and Simon Sturge. The fees received for their membership of these Committees during financial year 2025 are set out in the above table.

(3) The company grants a gross amount equal to the respective Board member’s annual cash remuneration, to use the net portion (after taxes) to acquire shares of Galapagos in the open market. Acquisitions of Galapagos' shares by the Board members via different brokers can result in a different number of acquired shares due to applicable transaction costs.

(4) Lead Non-Executive Director until May 12, 2025, and Chair of the Board of Directors as of May 12, 2025. Chair of the Audit Committee until June 22, 2025 and member of the Audit Committee until October 31, 2025. Member of the Remuneration Committee until October 31, 2025. Member of the Transaction Committee as of November 1, 2025

(5) Executive Director as of May 12, 2025. Mr. Henry Gosebruch, Galapagos' CEO, does not receive any remuneration for his Board mandate.

(6) Director as of July 28, 2025. Member of the Audit Committee and Remuneration Committee as of July 28, 2025. Chair of the Nomination Committee as of September 13, 2025. Chair of the Transaction Committee as of November 1, 2025.

(7) Director until July 28, 2025. Member of the Audit Committee until June 22, 2025 and Chair of the Audit Committee from June 23, 2025 until July 27, 2025.
(8) Director and Chair of the Audit Committee as of November 1, 2025.
(9) Director and Chair of the Science and Development Committee until October 31, 2025.

(10) Chair of the Board of Directors until May 12, 2025. Member of the Nomination Committee and Science and Development Committee until May 12, 2025. Stoffels IMC BV did not receive any remuneration for its mandates as Chair of the Board of Directors or Committee member.

(11) Director until July 28, 2025. Member of the Audit Committee and Remuneration Committee until July 28, 2025.

(12) Director until October 31, 2025. Chair of the Nomination Committee until September 13, 2025. Chair of the Remuneration Committee and member of the Science and Development Committee until October 31, 2025. To correct an administrative oversight, Galapagos made an additional payment of €42,451 to Elisabeth Svanberg in respect of outstanding Swiss social security employee contributions. This amount (excluding late‑payment penalties, interests and gross-up) represented 6 to 7.5% of her annual remuneration from the beginning of her Board mandate in 2020 until the end of 2024.

(13) Director as of July 28, 2025. Member of the Audit Committee as of July 28, 2025. Chair of the Audit Committee between September 29, 2025 and October 31, 2025. Chair of the Remuneration Committee as of November 1, 2025

(14) Director as of November 1, 2025.
(15) Mr. Bhuva, Mr. Dickinson and Dr. Higgins, all Gilead representatives, do not receive any remuneration for their mandate as members of the Board of Directors or any Committee.
(16) Director until October 31, 2025.
(17) Mr. Nodelman, as Ecor1 representative, does not receive any remuneration for his mandate as member of the Board of Directors or any Committee.

The table below provides an overview as of December 31, 2025 of the subscription rights held by a (former) member of the Board of Directors. Upon recommendation of our Nomination and Remuneration Committee, the Board of Directors decided in February 2020 to discontinue the grant of subscription rights to members of the Board of Directors going forward, taking into account the stricter rules of the BCCA and provision 7.6 of the 2020 Code.

	Subscription right award
					Subscription	Number of ordinary	Number of	Number of
				Subscription right	right	shares underlying	subscription rights	subscription rights
		Grant	Vesting	exercise	expiration	subscription rights	exercisable	exercised
Name	Plan	date	period	price (Euro)	date	per Dec. 31, 2025	per Dec. 31, 2025	during 2025

Peter Guenter	WP 2019	07/12/2019	36 months	95.11	04/10/2027	7,500	7,500
			1/36 per
			month
Total						7,500	7,500	—

Mr. Jérôme Contamine, Mr. Devang Bhuva, Ms. Jane Griffiths, Dr. Linda Higgins, Dr. Neil Johnston, Mr. Oleg Nodelman, Ms. Susanne Schaffert, Dr. Elisabeth Svanberg Ms. Dawn Svoronos, and Mr. Simon Sturge do not possess any subscription rights.

No loans, quasi-loans or other guarantees were given to the members of the Board of Directors during the year ended December 31, 2025.

Compensation of members of the Executive Committee

The compensation of the members of our Executive Committee is determined by our Board of Directors based on the recommendations by our Remuneration Committee.

The remuneration of the members of our Executive Committee consists of different components:

●	Fixed cash remuneration: a basic fixed fee (cash base salary) designed to fit responsibilities, relevant experience and competences, in line with market rates for equivalent positions. The amount of fixed remuneration is evaluated and determined by the Board of Directors every year for the CEO, upon recommendation of the Remuneration Committee and for the other members of the Executive Committee upon recommendation of the CEO.
●	Variable remuneration (short-term): members of the Executive Committee may be entitled to a short-term cash component, being a cash bonus. The award of a bonus is merit-driven and based on the group’s Executive Committee’s performance management system that is based on annual individual performance (including exceptional deliverables) in combination with our overall performance, compared to the level of achievement of individual and corporate objectives that are established annually. The annual bonus is designed to incentivize and reward executives for the delivery of short-term corporate objectives and progress towards longer-term strategic objectives as well as the individual’s contribution to these over the time horizon of a year. As from the year that ended December 31, 2019 and under our Remuneration Policy, the maximum cash bonus of the CEO is set at 75% of his annual gross base salary. The actual bonus of the CEO is determined by our Board of Directors, upon recommendation of the Remuneration Committee, and is based on the achievement of corporate and individual objectives, ranging from 0% to a maximum of 125% of target for truly exceptional performance. The maximum cash bonus for the other members of the Executive Committee is set at 50% of their annual gross base salary. The actual bonuses of these other Executive Committee members are determined by our Board of Directors, upon recommendation of the CEO, and are based on the achievement of corporate and individual objectives, ranging from 0% to a maximum of 125% of target for truly exceptional performance. In addition, exceptional special bonuses, outside the scope of the regular bonus schemes, can be considered by the Board of Directors, upon recommendation of the Remuneration Committee, in the event of and for exceptional achievements.
●	Variable remuneration (long-term) – Incentive plans: as from the year that ended December 31, 2019 and until December 31, 2023, the CEO was eligible to receive the equivalent number of RSUs, to 75% of his cash base salary, and the other members of the Executive Committee were eligible to receive the equivalent number of RSUs to 50% of the total amount of their aggregate cash base salaries as an annual long term incentive. As from the year ended December 31, 2024 and under our Remuneration Policy, for transparency and simplicity, the number of RSU plans operated for the Executive Committee members has been reduced to one RSU Plan (RSU Plan 2024.I), as further explained in the 2024 Remuneration Policy. For a description of the main characteristics of our RSU plans for Executive Committee members, see “RSU Plans” below.

In addition, subscription rights have been granted and may be granted in the future to the members of the Executive Committee. For a description of the main characteristics of our subscription right plans, see “Subscription Right Plans” below.

●	Other: pursuant to our Remuneration Policy, the Executive Committee members are eligible to benefits such as a pension, company car, insurances, tax advisory services, administrative support and payments for invalidity and healthcare cover and other fringe benefits of non-material value.

No loans, quasi-loans or other guarantees were given to members of our Executive Committee during the year ended December 31, 2025.

The following table sets forth information concerning the compensation earned by the Executive Committee members during the year ended December 31, 2025:

	(Euro)
	Fixed remuneration			Variable remuneration			Total
Executive	Base salary	Other components (1)	Pension	Cash bonus (2)	Multi-year variable		remuneration
Committee member					Vested RSUs (3)	Granted SRs (4)

Henry Gosebruch (5)	€427,888	€13,630	€14,682	€478,731	€—	€101,750	€1,036,682
Stoffels IMC BV permanently represented by Dr. Paul Stoffels (6)	286,000	—	—	162,883	2,119,077	—	2,567,960
Other Executive Committee members (7)	€1,316,097	€108,353	€201,488	€968,281	€2,020,737	€—	€4,614,956

(1) Other components are the value of the benefits and perquisites awarded, such as a company car, tax advisory services, and health and disability insurance.

(2) The one-year variable is the short-term cash bonus awarded to each Executive Committee member in respect of 2025 and paid in March 2026. Additionally, exceptional bonuses to certain Executive Committee members, including the CEO, in respect of 2025 and paid in 2025 or 2026 (being (i) retention bonuses to ensure business continuity during the Company's strategic transformation, and (ii) sign-on bonuses in connection with the recruitment of new Executive Committee members) have been included in the amount set out in the table above. Reference is made to the Section "Joining Arrangements".

(3) During financial year 2025 RSUs vested under RSU plans 2021.I, 2021.II, 2022.I, 2022.II, 2023.I, 2023.II, 2024.I and 2025.V and pay-outs occurred accordingly to the Executive Committee members.

(4) The value of the subscription rights ("SRs") granted during the financial year 2025 is calculated by comparing the exercise price with the average share price of the share as quoted on Euronext Brussels and Amsterdam during the financial year 2025.

(5) CEO as of May 12, 2025. All USD-denominated amounts of remuneration paid have been converted using the January 31, 2025 exchange rate (1 USD = 0.839 EUR).
(6) CEO until May 12, 2025.

(7) The other members of the Executive Committee are Aaron Cox (CFO as of July 7, 2025), Fred Blakeslee (General Counsel as of October 16, 2025), Annelies Missotten (CHRO until December 31, 2025), Valeria Cnossen (General Counsel until October 16, 2025) and Thad Huston (CFO until July 31, 2025). All USD-denominated amounts of remuneration paid have been converted using the January 31, 2025 exchange rate (1 USD = 0.839 EUR).

Pursuant to the applicable Belgian legislation, the remuneration of the CEO is disclosed on an individual basis and the remuneration of the other Executive Committee members is disclosed on an aggregated basis (except for equity-based remuneration, which is disclosed on an individual basis for all members of the Executive Committee). On May 12, 2025, the mandate of the then-CEO, Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, came to an end and Mr. Henry Gosebruch was appointed as his successor. For this reason, both CEOs are included in the overview above.

The total remuneration table above sets forth the value of the number of RSUs vested and paid out in 2025 for each Executive Committee member. Each RSU represents the right to receive, at our discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date. However, for members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive.

During 2025, RSUs vested under eight different RSU Plans: RSU plans 2021.I, 2021.II, 2022.I, 2022.II, 2023.I, 2023.II, 2024.I and 2025.V. The pay-outs to the Executive Committee members occurred accordingly and the aggregate amounts are set forth in the total remuneration table above.

No Performance Stock Units (PSUs) have been awarded during 2025.

Subscription rights

In addition, certain members of the Executive Committee during the year ended December 31, 2025, were granted and accepted subscription rights.

In 2025, our CEO, Henry Gosebruch was offered 925,000 subscription rights under Subscription Right Plan 2025 (A). He accepted all the granted subscription rights. The exercise price of these subscription rights is €25.64. The subscription rights under Subscription Right Plan 2025 (A) vest only and fully on the third anniversary of the deed of issuance (notarial deed enacting the acceptance of the subscription rights). These subscription rights are exercisable as from June 12, 2028.

The following members of the Executive Committee appointed in 2025 were offered new subscription rights under Subscription Right Plan 2025 (B) and each accepted all subscription rights granted as per the following: Aaron Cox (350,000 subscription rights) and Fred Blakeslee (235,000 subscription rights). Under the plans, the subscription rights have a lifetime of eight years, an exercise price of €28.16 and €26.75 respectively, and vest only and fully on the third anniversary of the deed of issuance (i.e., the notarial deed enacting the acceptance of the subscription rights). The subscription rights can in principle not be exercised prior to August 22, 2028 and December 9, 2028 respectively.

The table below provides an overview as of December 31, 2025 of the subscription rights held by, awarded to and exercised by the members of our Executive Committee during the year ended December 31, 2025.

	Subscription rights awarded
						Number of	Subscription rights exercised
				Subscription		ordinary shares	Number of	Number of	Number of
				rights	Subscription	underlying	subscription	subscription	subscription
				exercise	rights	subscription rights	rights exercisable	rights awarded	rights exercised
		Grant	Vesting	price	expiration	Per Dec 31,	per Dec 31,	during	per Dec 31,
Name	Plan	date	period	(Euro)	date	2025	2025	2025	2025

Henry Gosebruch	SR Plan 2025 (A)	06/12/2025	100% 3 years after grant date	25.64	06/12/2033	925,000		925,000

Total						925,000	—	925,000	—

Aaron Cox	SR Plan 2025 (B)	08/22/2025	100% 3 years after grant date	28.16	08/22/2033	350,000		350,000

Total						350,000	—	350,000	—

Fred Blakeslee	SR Plan 2025 (B)	12/09/2025	100% 3 years after grant date	26.75	12/09/2033	235,000		235,000

Total						235,000	—	235,000	—

Annelies Missotten	WP 2018	06/18/2018	100% 3rd year	79.88	04/18/2026	26,000	26,000
	WP 2019	07/12/2019	after year of	95.11	04/10/2027	20,000	20,000
	SR Plan 2020	06/16/2020	grant	168.42	04/17/2028	15,000	15,000
	SR Plan 2021 BE	07/02/2021		64.76	04/30/2029	22,500	22,500
	SR Plan 2022 BE	07/07/2022		57.46	06/05/2030	18,000
	SR Plan 2023 BE	07/07/2023		35.11	05/05/2031	25,000
	SR Plan 2024 BE	07/03/2024		26.90	05/16/2032	30,000

Total						156,500	83,500	30,000	—

Stoffels IMC BV, permanently represented by Dr. Paul Stoffels	SR Plan 2022 (B)	03/25/2022	100% 3rd year	50.00	01/25/2030	1,000,000
	SR Plan 2023 BE	05/08/2023	after year of grant	35.11	05/05/2031	50,000
	SR Plan 2024 BE	05/17/2024		26.90	05/16/2032	75,000

Total						1,125,000	—	—	—

Valeria Cnossen	SR Plan 2022 BE	11/09/2022	100% 3rd year	51.58	05/06/2030	30,000
	SR Plan 2023 BE	08/28/2023	after year of	35.11	05/05/2031	25,000
	SR Plan 2024 BE	08/18/2024	grant	26.90	05/16/2032	30,000

Total						85,000	—	—	—

Thad Huston	SR Plan 2023 BE	08/28/2023	100% 3rd year	38.58	05/05/2031	200,000
	SR Plan 2024 BE	07/03/2024	after year of	26.90	05/16/2032	50,000
			grant
Total						250,000	—	—	—

RSU plans

Upon recommendation of the Nomination and Remuneration committee, the Board of Directors has updated the Remuneration Policy in 2020 to also include the grant of RSUs as a long-term incentive for the members of the Executive Committee, starting from the year ended on December 31, 2019. The 2024 Remuneration Policy still includes the grant of RSUs.

We currently have the following RSU programs:

●	Plan 2021.I, Plan 2022.I, Plan 2023.I, Plan 2024.I, Plan 2025.I to Plan 2025.VI: these plans are intended to provide a long-term incentive to certain of our employees and Executive Committee members and, as of 2020, replaces the deferred portion of the bonus under the old Senior Management Bonus Scheme. The grants to Executive Committee members appointed in 2025 under Plan 2025.IV were joining arrangements;
●	Plan 2021.II, Plan 2021 IV, Plan 2022.II, Plan 2023.II and Plan 2024.II: these plans are designed with the aim to retain a specific group of our key employees and Executive Committee members whose retention is considered so important for our future performance that an additional incentive is desirable. The four-year vesting period is designed to be aligned with long-term shareholder interests; and

The RSU plans are intended to provide certain members of the Executive Committee and certain of our employees the opportunity to receive RSUs as an incentive. Their purpose is to retain and encourage participants to contribute to our performance and our affiliates by aligning their financial interests with those of the shareholders.

The main characteristics of these plans are as follows:

●	The RSUs are offered for no consideration;
●	Generally, RSUs vest over four years, with 25% vesting each year. Certain plans or some beneficiaries follow a three‑year cliff vesting or one-year cliff vesting schedule under which all RSUs (100%) vest at once, as set forth per plan in the table below;
●	Each RSU reflects the value of one Galapagos share and payout will be in cash or shares, at our discretion, it being understood that in respect of members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive; and
●	In case of termination of service before the vesting date, bad and good leaver rules apply. Any unvested RSUs are forfeited upon termination of service before the vesting date.

In 2025, certain Executive Committee members were offered new RSUs under the ExCom (B) RSU Long-Term Incentive Plan (the RSU Plan 2025.V). The RSUs under the RSU Plan 2025.V have a four-year vesting period, with 25% vesting each year and a first vesting date on May 1, 2026. In addition, the Executive Committee members appointed in 2025 received joining RSU grants under the ExCom (A) RSU Long-Term Incentive Plan (the RSU Plan 2025.IV). These RSUs have a three-year vesting period with cliff vesting (100%) on May 1, 2028. The members of the Executive Committee accepted all RSUs offered to them. The table below sets forth the number of RSUs offered to each Executive Committee member in 2025.

No RSUs expired during the year ended December 31, 2025. The table below sets out the main characteristics of RSU plans issued to the Executive Committee members during 2021, 2022, 2023, 2024, and 2025, the RSUs awarded to and accepted by each Executive Committee member under the respective RSU Plan and vested for and paid out to each Executive Committee member during 2025:

Name	Plan	Grant date	Vesting period	Vesting date	Number of RSUs granted	Number of RSUs vested during 2025

Henry Gosebruch	Plan 2025.IV	6/16/2025	100%	5/1/2028	300,000

Total					300,000	—

Aaron Cox	Plan 2025.IV	8/7/2025	100%	5/1/2028	60,000
			Three year cliff-vesting
Total					60,000	—

Fred Blakeslee	Plan 2025.IV	11/19/2025	100%	5/1/2028	40,000
			Three year cliff-vesting
Total					40,000	—

Annelies Missotten	Plan 2021.I	5/5/2021	25%/year	1/5/2022	1,488	372
			Four-year vesting period	1/5/2023
				1/5/2024
				1/5/2025
	Plan 2021.II	5/6/2021	25%/year	1/5/2022	2,708	677
			Four-year vesting period	1/5/2023
				1/5/2024
				1/5/2025
	Plan 2022.I	5/3/2022	25%/year	1/5/2023	1,776	444
			Four-year vesting period	1/5/2024
				1/5/2025
				1/5/2026
	Plan 2022.II	5/5/2022	25%/year	1/5/2023	2,980	745
			Four-year vesting period	1/5/2024
				1/5/2025
				1/5/2026
	Plan 2023.I	5/8/2023	100% three years after offer date	5/8/2026	3,246
	Plan 2023.II	5/9/2023	25%/year	1/5/2024	43,092	10,773
			Four-year vesting period	1/5/2025
				1/5/2026
				1/5/2027
	Plan 2024.I	5/16/2024	25%/year	5/1/2025	14,264	3,566
			Four-year vesting period	5/1/2026
				5/1/2027
				5/1/2028
	Plan 2025.V	6/23/2025	25%/year	5/1/2026	9,288
			Four-year vesting period	5/1/2027
				5/1/2028
				5/1/2029
Total					78,842	16,577

Stoffels IMC BV, permanently represented by Dr. Stoffels	Plan 2022.II	5/5/2022	25%/year,	1/5/2023	74,408	18,602
			Four-year vesting period	1/5/2024
				1/5/2025
				1/5/2026
	Plan 2023.I	5/8/2023	100% three years after offer date	5/8/2026	9,695
	Plan 2023.II	5/9/2023	25%/year	1/5/2024	129,276	32,319
			Four-year vesting period	1/5/2025
				1/5/2026
				1/5/2027
	Plan 2024.I	5/16/2024	25%/year	5/1/2025	178,476	44,619
			Four-year vesting period	5/1/2026
				5/1/2027
				5/1/2028
Total					391,855	95,540

Valeria Cnossen	Plan 2022.II	5/8/2022	25%/year	1/5/2023	9,512	2,378
			Four-year vesting period	1/5/2024
				1/5/2025
				1/5/2026
	Plan 2023.I	5/8/2023	100% three years after offer date	5/8/2026	4,309
	Plan 2023.II	5/9/2023	25%/year	1/5/2024	43,092	10,773
			Four-year vesting period	1/5/2025
				1/5/2026
				1/5/2027
	Plan 2024.I	5/16/2024	25%/year	5/1/2025	26,740	6,685
			Four-year vesting period	5/1/2026
				5/1/2027
				5/1/2028
	Plan 2025.V	6/23/2025	25%/year	5/1/2026	20,636
			Four-year vesting period	5/1/2027
				5/1/2028
				5/1/2029
Total					104,289	19,836

Thad Huston	Plan 2023.II	6/15/2023	25%/year	1/5/2024	50,544	12,636
			Four-year vesting period	1/5/2025
				1/5/2026
				1/5/2027
	Plan 2024.I	5/16/2024	25%/year	5/1/2025	80,036	20,009
			Four-year vesting period	5/1/2026
				5/1/2027
				5/1/2028
Total					130,580	32,645

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

The BCCA includes a cap on liability for Directors (i.e., members of the Board of Directors and persons in charge of daily management, such as our CEO) for any damages they cause due to mismanagement, including breaches of the Articles of Association and the BCCA. This liability cap applies towards the company and third parties. For us, the cap amounts to €12,000,000 (subject to indexation). The cap applies irrespective of the number of claimants or defendants for the same (set of) facts. However, the cap does not apply to repetitive minor misconduct, serious error or cases of fraud. Furthermore, the cap does not apply to directors’ liability under the special liability regimes relating to payment of withholding tax, VAT and social security contributions.

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

Subscription right plans

Various subscription right plans were approved for the benefit of our employees, and for members of the Board of Directors, members of the Executive Committee and our independent consultants (“subscription rights” is the new term for instruments formerly referred to as “warrants” under the BCCA). For subscription right plans issued prior to 2011, the subscription rights offered to the employees and independent consultants vest according to the following schedule: 10% of the warrants vest on the date of the grant; an additional 10% vest at the first anniversary of the grant; an additional 20% vest at the second anniversary of the grant; an additional 20% vest at the third anniversary of the grant; and an additional 40% vest at the end of the third calendar year following the grant.

The subscription rights granted under subscription right plans created from 2011 until 2024 vest and become exercisable at the end of the third calendar year following the year of the grant, with no intermediate vesting, with the exception of the subscription rights granted (i) under Warrant Plan 2015 (B), Warrant Plan 2015 RMV, and Warrant Plan 2016 (B), which vest on the third anniversary of the notary deed enacting the acceptance and issuance of the subscription rights and (ii) under Subscription Right Plan 2021 RMV, Subscription Right Plan 2021 ROW, Subscription Right Plan 2022 (A), Subscription Right Plan 2022 RMV, Subscription Right Plan 2022 ROW, Subscription Right Plan 2023 RMV, Subscription Right Plan 2023 ROW, Subscription Right Plan 2024 RMV and Subscription Right Plan 2024 ROW vest and become exercisable in instalments, with 25% of each grant vesting on the first day of the second calendar year following the calendar year in which the grant was made, 25% vesting on the first day of the third calendar year following the calendar year in which the grant was made and 50% vesting on the first day of the fourth calendar year following the calendar year in which the grant was made. In 2025, Subscription Right Plans 2016 (B), 2017 and 2017 RMV expired.

The subscription rights granted under subscription right plans created in 2025 vest only and fully and become exercisable on the third anniversary of the deed of issuance (i.e., the notarial deed enacting the acceptance of the subscription rights).

The subscription rights offered to members of the Board of Directors vest over a period of 36 months at a rate of 1/36th per month. As from January 1, 2020, we no longer grants any subscription rights to members of the Board of Directors, taking into account the stricter rules of the BCCA and provision 7.6 of the 2020 Code.

Pursuant to a resolution of our EGM of May 23, 2011, in the event of a change of control over us, all outstanding subscription rights vest immediately and will be immediately exercisable.

After the reverse 4:1 share split approved by the EGM of March 29, 2005, four warrants under Warrant Plan 2002 Belgium entitle the subscription right holder to subscribe for one ordinary share. For the subscription right plans created from 2005 onwards, one subscription right entitles the subscription right holder to subscribe for one ordinary share. In the summaries and tables below, the numbers of subscription rights issued under Warrant Plan 2002 Belgium are divided by four to avoid confusion in entitlements and rights.

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

However, for the subscription rights offered under Warrant Plan 2002 Belgium, since the ordinary shares of our Company were not yet traded or listed on a stock exchange at the time of the relevant offers, the exercise price was to be determined by our Board of Directors at the time of the offer and had to be at least equal to the market value of the former Class D shares, as determined by the Board of Directors at that time and as certified by the auditor of our Company. In addition, the exercise price could not be lower than (i) the book value of the existing shares as appearing from our last approved annual accounts at the date of the offer and (ii) €1.

From 2002 until December 31, 2025, an aggregate of 25,279,809 subscription rights were granted. Of these 25,279,809 subscription rights:

●	5,418,140 subscription rights lapsed because they were not timely exercised by their beneficiaries, due to their beneficiaries no longer being employed by us or because another condition for vesting was not met; and
●	6,632,859 subscription rights were exercised.

As a result, as of December 31, 2025, there were 13,228,810 subscription rights outstanding, representing approximately 20.07% of the total number of all our issued and outstanding voting financial instruments.

The table below sets forth the details of all subscription rights granted under the subscription right plans for employees, members of the Board of Directors, members of the Executive Committee and independent consultants in force as per December 31, 2025, including the plan under which the subscription rights were granted, the offer date, exercise price, expiry date, number of subscription rights exercised, number of subscription rights voided and number of subscription rights outstanding. Aside from the subscription rights set forth in the below table, there are currently no other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase outstanding securities.

						Number of
			Number of	Number of	Number of	subscription rights
Subscription		Exercise	subscription rights	subscription rights	subscription rights	still	Exercisable
right plan	Offer date	price (€)	granted	exercised	voided	outstanding	from	Expiry date
2002-2016			8,514,467	6,492,859	2,021,608	—	N/A	N/A
Total			8,514,467	6,492,859	2,021,608	—
2016 (B)	01/20/2017	62.50	150,000	140,000	10,000	—	04/06/2020	01/19/2025
Total			150,000	140,000	10,000	—
2017	05/17/2017	80.57	595,500	—	595,500	—	01/01/2021	05/16/2025
Total			595,500	—	595,500	—
2017 RMV	05/17/2017	80.57	127,500	—	127,500	—	01/01/2021	05/16/2025
Total			127,500	—	127,500	—
2018	04/19/2018	79.88	1,097,745	—	172,750	924,995	01/01/2022	04/18/2026
Total			1,097,745	—	172,750	924,995
2018 RMV	04/19/2018	79.88	137,500	—	20,000	117,500	01/01/2022	04/18/2026
Total			137,500	—	20,000	117,500
2019	04/10/2019	95.11	1,504,940	—	376,950	1,127,990	01/01/2023	04/10/2027
Total			1,504,940	—	376,950	1,127,990
2019 RMV	04/10/2019	95.11	194,750	—	43,000	151,750	01/01/2023	04/10/2027
Total			194,750	—	43,000	151,750
2020	04/17/2020	168.42	1,925,185	—	622,949	1,302,236	01/01/2024	04/17/2028
Total			1,925,185	—	622,949	1,302,236
2020 RMV	04/17/2020	168.42	248,150	—	80,075	168,075	01/01/2024	04/17/2028
Total			248,150	—	80,075	168,075
2021 BE	04/30/2021	64.76	1,117,603	—	102,822	1,014,781	01/01/2025	04/30/2029
Total			1,117,603	—	102,822	1,014,781
2021 RMV	04/30/2021	64.76	291,725	—	81,125	210,600	01/01/2023 01/01/2024 01/01/2025	04/30/2029
Total			291,725	—	81,125	210,600
2021 ROW	04/30/2021	64.76	1,084,105	—	498,280	585,825	01/01/2023 01/01/2024 01/01/2025	04/30/2029
Total			1,084,105	—	498,280	585,825
2022 (A)	01/13/2022	46.18	30,000	—	—	30,000	01/01/2023	01/13/2030
Total			30,000	—	—	30,000
2022 (B)	01/26/2022	50.00	1,000,000	—	—	1,000,000	01/01/2024 01/01/2025 01/01/2026	01/25/2030
Total			1,000,000	—	—	1,000,000
2022 BE	05/06/2022	57.46	839,400	—	36,756	802,644	01/01/2026	05/06/2030
	08/05/2022	51.58	72,000	—	—	72,000	01/01/2026	05/06/2030
Total			911,400	—	36,756	874,644
2022 RMV	05/06/2022	57.46	244,389	—	50,100	194,289	01/01/2024 01/01/2025 01/01/2026	05/06/2030
Total			244,389	—	50,100	194,289
2022 ROW	05/06/2022	57.46	875,450	—	261,023	614,427	01/01/2024 01/01/2025 01/01/2026	05/06/2030
	08/05/2022	51.58	60,000	—	—	60,000
Total			935,450	—	261,023	674,427

2023 BE	05/05/2023	35.11	611,000	—	17,750	593,250	01/01/2027	05/05/2031
	06/15/2023	38.58	200,000	—	—	200,000	01/01/2027	05/05/2031
Total			811,000	—	17,750	793,250
2023 RMV	05/05/2023	35.11	110,000	—	10,000	100,000	01/01/2025 01/01/2026 01/01/2027	05/05/2031
Total			110,000	—	10,000	100,000
2023 ROW	05/05/2023	35.11	597,400	—	129,250	468,150	01/01/2025 01/01/2026 01/01/2027	05/05/2031
	11/17/2023	32.99	20,000	—	—	20,000
Total			617,400	—	129,250	488,150
2024 BE	05/16/2024	26.90	679,000	—	61,202	617,798	01/01/2028	05/16/2032
	10/01/2024	25.88	3,500	—	—	3,500	01/01/2028	05/16/2032
Total			682,500	—	61,202	621,298
2024 RMV	05/16/2024	26.90	21,500	—	—	21,500	01/01/2026 01/01/2027 01/01/2028	05/16/2032
Total			21,500	—	—	21,500
2024 ROW	05/16/2024	29.90	639,500	—	99,500	540,000	01/01/2026 01/01/2027 01/01/2028	05/16/2032
	10/01/2024	25.88	37,500	—	—	37,500
Total			677,000	—	99,500	577,500
2025 (A)	05/27/2025	25.64	925,000	—	—	925,000	06/12/2028	06/12/2033
Total			925,000	—	—	925,000
2025 (B)	08/07/2025	28.16	905,000	—	—	905,000	08/02/2028	05/16/2032
	11/19/2025	26.75	420,000	—	—	420,000	12/09/2028	12/09/2033
Total			1,325,000	—	—	1,325,000

Grand Total			25,279,809	6,632,859	5,418,140	13,228,810

In addition to the subscription right plans for our employees, Board members, Executive Committee members, and independent consultants described above, on October 22, 2019, our EGM approved the issuance of two subscription rights for the benefit of Gilead Therapeutics A1 Unlimited Company, called the initial Warrant A and the initial Warrant B. These subscription rights entitle the holder thereof to subscribe, during the entire term of the respective subscription right, upon each exercise of a subscription right, for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 25.1% and 29.9%, respectively, of the actually issued and outstanding shares after the exercise of the relevant subscription right (rounded down to the nearest whole share). The initial Warrant A has a term of one year and an exercise price of €140.59 per share and expired during 2020. The initial Warrant B has a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of our shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) €140.59. The initial Warrant B expired on August 23, 2024. It was agreed between us and Gilead that between 57 and 59 months from August 23, 2019, subject to and upon approval by our Shareholders’ Meeting, we would issue a warrant wit substantially similar terms, including exercise price, to the initial Warrant B. On April 30, 2024, the EGM approved the issuance of this warrant to Gilead. The subsequent Warrant B will expire five years after the date that the warrant is issued.

C.     Board practices

As of April 26, 2022, we have had a one-tier governance structure as provided for by the BCCA, with the Board of Directors replacing the (former) Supervisory Board and the Executive Committee replacing the (former) Management Board. For further information on our governance structure, see the section of this annual report titled “Item 6.A – Directors and Senior Management – Board of Directors”.

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

In order to efficiently fulfil its tasks and in view of our size and activities, our Board of Directors has set up and appointed an Audit Committee, a Nomination Committee, a Remuneration Committee and a Transaction Committee (established on November 1, 2025). The composition, role and functioning of all Board Committees complies with all applicable requirements of the BCCA, the 2020 Code, the Exchange Act, the exchanges on which our ordinary shares and ADSs are listed and SEC rules and regulations, however taking into account the differences as set out below and our status as a foreign private issuer.

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

Except the arrangements described in the section of this annual report titled “Item 7.B.—Related-Party Transactions— Agreements with Our Board Members and Executive Committee,” there are no arrangements or understanding between us and any Executive Committee member or Board member providing for benefits upon termination of their employment, other than as required by applicable law. For information regarding the expiration of our Board members’ current terms of office and the period each member of our Board of Directors has served in that office, see “Item 6.A.— Directors and Senior Management.— Our Board of Directors.”

Lead Non-Executive Director

Pursuant to our Corporate Governance Charter and as a counter balancing governance structure for the combined CEO & Chair role within the Board, the Board of Directors appointed a Lead Non-Executive Director. The Lead Non-Executive Director is also automatically the Vice-Chair of the Board of Directors. The Lead Non-Executive Director is entrusted with the responsibilities and powers as set out in our Corporate Governance Charter, including, but not limited to, serving as principal liaison between the Non-Executive Directors and the Chair of the Board. Dr. Rajesh Paresh was appointed as our Lead Non-Executive Director, effective as of May 2, 2022. Effective as of March 21, 2023 and until May 12, 2025, Jérôme Contamine was appointed as our new Lead Non-Executive Director, replacing Dr. Rajesh Parekh. Effective May 12, 2025, Stoffels IMC BV stepped down as CEO and Chair, and Jérôme Contamine succeeded Stoffels IMC BV as Chair. There was no longer a combined CEO & Chair role within the Board and the role of Lead Non-Executive Director was therefore no longer required.

Director independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have Independent Directors on our Board of Directors, except that our Audit Committee is required to consist fully of Independent Directors, subject to certain phase-in schedules. However, our Board of Directors has determined that, under current listing requirements and rules of Nasdaq and taking into account any applicable committee independence standards, Jérôme Contamine, Peter Guenter and Simon Sturge (until July 28, 2025), Jane Griffiths and Dawn Svoronos (as from July 28, 2025), Elisabeth Svanberg and Susanne Schaffert (until October 30, 2025), and Neil Johnston (as from November 1, 2025) are “Independent Directors.” In making such determination, our Board of Directors considered the relationships that each Non-Executive Board member has with us and all other facts and circumstances our Board of Directors deemed relevant in determining the relevant Board member's independence, including the number of ordinary shares beneficially owned by the relevant Board member and his or her affiliated entities (if any).

The independence criteria under the applicable Nasdaq Stock Market Listing Rules and Exchange Act requirements differ from the independence criteria set forth in article 7:87 of the BCCA and provision 3.5 of the 2020 Code. Under article 7:87 of the BCCA and provision 2020, Jérôme Contamine, Peter Guenter and Simon Sturge (until July 28, 2025), Jane Griffiths and Dawn Svoronos (as from July 28, 2025), Elisabeth Svanberg and Susanne Schaffert (until October 30, 2025), and Neil Johnston (as from November 1, 2025) are “Independent members of our Board of Directors”. Pursuant to Belgian law, our Board of Directors is composed of 50% of Independent Non-Executive Directors.

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

Corporate governance practices

Along with our Articles of Association, we initially adopted a Corporate Governance Charter in accordance with the rules and recommendations set out in the Belgian Corporate Governance Code issued on March 12, 2009 by the Belgian Corporate Governance Committee. In light of the new BCCA, the Belgian Corporate Governance Committee adopted a new 2020 Belgian Corporate Governance Code, published on May 9, 2019. This 2020 Code applies compulsorily to reporting years beginning on or after January 1, 2020.

Our Board of Directors has adopted the 2020 Code for the reporting period beginning on January 1, 2020. Our Corporate Governance Charter is available on our website: www.glpg.com (this website does not form part of this annual report), and applies in addition to the applicable laws and regulations, our Articles of Association, and the corporate governance provisions included in the BCCA and the 2020 Code.

The 2020 Code is based on a “comply or explain” system: Belgian listed companies are expected to follow the 2020 Code, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations.

For the reporting year beginning on January 1, 2025, our Board of Directors strove to comply with the rules and recommendations of the 2020 Code as much as possible. At the same time, our Board of Directors believes that certain deviations from its provisions were justified in view of our particular situation. Provision 3.12 of the 2020 Code recommends that, in case of a one-tier governance structure, (a) there should be a clear division of the responsibilities between the person presiding over the Board of Directors (the Chair) and the person assuming executive responsibility for running the Company’s business (the CEO), and (b) the Chair of the Board of Directors and CEO should not be the same individual. In deviation from this provision, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) who was our CEO from April 1, 2022 until May 12, 2025, was also appointed as Chair of the Board of Directors as of April 26, 2022 and until May 12, 2025. In light of the prevailing circumstances, the Board of Directors considered that the one-tier governance structure and the combined role as CEO/Chair allowed us to fully leverage the leadership of Dr. Paul Stoffels, and to efficiently set and implement our direction and strategy. Furthermore, the Board of Directors was of the opinion that such combined role had a positive impact on the functioning and efficiency of the Board, as well as on the provision of information to the Board of Directors, allowing the Board of Directors to monitor our Company’s (and group’s) performance more effectively during the first half of 2025. In order to ensure sufficient balance, the Board adopted a counter balancing governance structure that included the election of a Lead Non-Executive Director acting as the principal liaison between the Chair and the Non-Executive members of the Board of Directors. Dr. Rajesh Parekh was appointed as our Lead Non-Executive Director, effective as of May 2, 2022. Effective as of March 21, 2023 and until May 12, 2025, Jérôme Contamine was appointed as our new Lead Non-Executive Director, replacing Dr. Rajesh Parekh. The Lead Non-Executive Director was entrusted with the responsibilities and powers as set out in our Corporate Governance Charter. Effective May 12, 2025, Stoffels IMC BV stepped down as CEO and Chair, and Jérôme Contamine succeeded Stoffels IMC BV as Chair.

Our Board of Directors regularly reviews its Corporate Governance Charter and makes such changes as it deems necessary and appropriate. Additionally, our Board of Directors adopted written terms of reference for the Executive Committee, the Audit Committee, the Nomination Committee, the Remuneration Committee and the Science and Development Committee, which are part of our Corporate Governance Charter. On November 3, 2025, the Board of Directors approved an amendment to the Company’s Corporate Governance Charter regarding the creation of the Transaction Committee, and the dissolution of the Science & Development Committee.Our Corporate Governance Charter is available on our website: www.glpg.com (information contained on, or that can be accessed through, our website does not constitute a part of this annual report). The Corporate Governance Charter applies in addition to the applicable laws and regulations, our Articles of Association and our corporate governance provisions included in the BCCA and the 2020 Code. The Corporate Governance Charter describes the main aspects of our corporate governance, including its governance structure, the terms and functioning of the Board of Directors (including our Board Committees), the Executive Committee and the rules of conduct.

Board Committees

The Board of Directors has established an Audit Committee, a Nomination Committee, a Remuneration Committee and a Transaction Committee (established as of November 1, 2025), which operate pursuant to the written terms of reference for each of the Board Committees that are part of our Corporate Governance Charter adopted by our Board of Directors. The composition and functioning of all Board Committees complies with all applicable requirements of the BCCA and the 2020 Code, the Exchange Act, the exchanges on which our ordinary shares and ADSs are listed and the SEC rules and regulations, however taking into account the differences set out below and our status as a foreign private issuer.

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

We follow Belgian corporate governance practices in lieu of the otherwise applicable corporate governance requirements of the Nasdaq Stock Market in respect of the following rules applicable to our Board Committees:

●	Compensation committee. We have opted out of (a) Nasdaq Stock Market Listing Rule 5605(d)(2) which requires that compensation of officers must be determined by, or recommended to the Board of Directors for determination, either by a majority of the Independent Directors, or a compensation committee comprised solely of Independent Directors, and (b) Nasdaq Stock Market Listing Rule 5605(e) which requires that director nominees be selected, or recommended for selection, either by a majority of the Independent Directors or a nominations committee comprised solely of Independent Directors. Under Belgian law, we are not subject to such composition requirements. Pursuant to article 7:100 of the BCCA and the rules and recommendations of the 2020 Code, we are required to set up a Remuneration Committee within our Board of Directors, consisting of a majority of independent Board members. In addition, the 2020 Code provides that the Board of Directors should set up a Nomination Committee, which can be combined with the Remuneration Committee. Until May 2, 2022, there was a combined Nomination and Remuneration Committee. As from May 2, 2022, our Board of Directors has set up a separate Nomination Committee and Remuneration Committee. Both Committees consist of a majority of independent directors.
●	Charters. Nasdaq Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the Board of Directors must have a formal written charter. Pursuant to the 2020 Code, our Board of Directors has drawn up a Corporate Governance Charter including, amongst others, the internal rules with respect to the composition, role and functioning of our Board Committees.

Audit Committee

Our Audit Committee consists of three members (situation as of December 31, 2025): Neil Johnston (Chair), Dawn Svoronos, and Jane Griffiths.

Our Board of Directors has determined that all members of our Audit Committee are Non-Executive members of our Board of Directors, and all of the Audit Committee members are also Independent Board members under Rule 10A-3 of the Exchange Act and the applicable rules of the Nasdaq Stock Market, as amended, and that, as per November 1, 2025, Neil Johnston qualifies as an “Audit Committee financial expert” as defined under the Exchange Act. Collectively, the members of the Audit Committee shall have sufficient relevant expertise to fulfill their roles effectively, notably in financial matters and the life sciences industry.

Our Audit Committee assists our Board of Directors in fulfilling its monitoring responsibilities with respect to financial reporting and control and risk management in the broadest sense.

Our Audit Committee’s duties and responsibilities to carry out its purposes include, among others, without any limitation:

●	monitoring the integrity of our financial statements, and our accounting and financial reporting process and financial statement audits;
●	monitoring the effectiveness of our internal control and risk management systems, including the cybersecurity risk management program and related controls;
●	monitoring the internal audit function and its effectiveness;

●	monitoring the performance of the external auditor and the audit of the statutory and consolidated accounts, including any follow-up on questions and recommendations made by the external auditor;
●	reviewing and monitoring the independence of the external auditor; and
●	informing the Board of Directors about our Environmental, Social and Governance (ESG) activities.

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

Since 2019, the Audit Committee also reviews ESG initiatives, as included in the annual Sustainability report, ensuring that we implement our planned initiatives and communicate them effectively and accurately to our employees and shareholders. The Sustainability report 2025 provides the non-financial information required by article 3:6/1 – 3:6/8 and article 3:32/1 – 3:32/6 of the BCCA; a copy of our Sustainability report 2024 is available on our Company website at http://www.glpg.com/financial-reports (this website does not form part of this annual report on Form 20-F).

Nomination Committee

Our Nomination Committee consists of three members (situation as of December 31, 2025): Jane Griffiths (Chair), Jérôme Contamine, and Oleg Nodelman.

Our Board of Directors has determined that a majority of all members of our Nomination Committee are Independent Non-Executive Board members.

Concerning our nomination policy, the Nomination Committee’s duties and responsibilities to carry out its purposes include, among others, without any limitation:

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

Remuneration Committee

Our Remuneration Committee consists of three members (situation as of December 31, 2025): Dawn Svoronos (Chair), Jane Griffiths, and Linda Higgins.

Our Board of Directors has determined that a majority of all members our Remuneration Committee are Independent Non-Executive Board members.

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

Science and Development Committee

On October 20, 2025, the Board of Directors approved the creation of the Transaction Committee as of November 1, 2025, and the dissolution of the Science & Development Committee.

On the date of its dissolution, the Science and Development Committee consisted of three members: Susanne Schaffert (Chair), Linda Higgins and Elisabeth Svanberg.

The Science and Development Committee provided input and advice to the Board of Directors on matters relating to our R&D strategy, and served as a resource, as needed, regarding scientific, medical and product safety matters.

The majority of the members of the Science and Development Committee were Non-Executive Independent Directors. The Chair of the Science and Development Committee is a Non-Executive Independent Director. Collectively, the Science and Development Committee members have sufficient relevant experience to fulfill their roles effectively.

Transaction Committee

Our Transaction Committee, established on November 1, 2025, consists of four members (situation as of December 31, 2025): Jane Griffiths (Chair), Jérôme Contamine, Devang Bhuva, and Oleg Nodelman.

The Transaction Committee provides input and advice to the Board of Directors on matters relating to our business development strategy.

The majority of the members of the Transaction Committee are Non-Executive Directors. The Chair of the Transaction Committee is a Non-Executive Independent Director. Collectively, the Transaction Committee members have sufficient relevant experience to fulfill their roles effectively.

Ad hoc Committee

In 2025, the Board of Directors was also supported by two ad hoc Committees, advising the Board on value enhancing strategies and on the entering into of a royalty and waiver agreement with Gilead. These ad hoc Committees also served as the Committee of Independent Directors in accordance with art. 7:97 of the BCCA, advising the Board of Directors on the decision to separate into two entities, as announced by press release on January 8, 2025 and in connection with us entering into the cell therapy royalty and waiver agreement with Gilead, granting us full global development and commercialization rights to our cell therapy business, as announced by press release of July 23, 2025.

The first ad hoc Committee was established by the Board of Directors on March 26, 2024, and operated until January 7, 2025 to support and advice the Board in the review of value enhancing strategies. The Committee met as frequently as necessary to ensure effective operation of its responsibilities, including at least nine scheduled meetings during 2024 and 2025.

The second ad hoc Committee was established by the Board of Directors on June 16, 2025, and operated until July 22, 2025 in connection with our entry into the cell therapy royalty and waiver agreement with Gilead. The Committee met as frequently as necessary to ensure effective operation of its responsibilities, including at least three scheduled meetings.

Both ad hoc Committees consisted of three members: Elisabeth Svanberg, Jérôme Contamine, and Simon Sturge. The ad hoc Committees were composed of Independent, Non-Executive Directors.

D.     Employees

As of December 31, 2025, we had 452 employees. Our employees in Belgium, France (until October 14, 2025) and the Netherlands have established employee representation through works councils. We have never experienced any employment-related work stoppages, and we consider our relations with our employees to be generally good, considering the ongoing reorganization in 2025 and 2026. We have also engaged and may continue to engage independent contractors to assist us with our activities. At each date shown, we had the following number of employees, broken out by department and geography:

	December 31,
	2025	2024	2023
Function:
Executive officers	4	4	5
Research	50	165	143
Development	195	289	305
Commercial and medical affairs	24	29	373
Corporate and support	179	217	297
Total	452	704	1,123
Geography:
Leiden, the Netherlands	201	245	203
Mechelen, Belgium	113	326	457
Romainville & Paris, France	1	14	95
Boston, Chicago, Pittsburgh & San Francisco, United States	118	76	36
Basel, Switzerland	18	34	52
Cambridge, United Kingdom	—	9	58
Milan, Italy	—	—	59
Madrid, Spain	—	—	48
Munich, Germany	—	—	83
Vienna, Austria	—	—	12
Copenhagen, Denmark	—	—	8
Stockholm, Sweden	—	—	8
Helsinki, Finland	—	—	1
Oslo, Norway	—	—	1
Dublin, Ireland	—	—	2
Shanghai, China	1	—	—
Singapore, Singapore	—	—	—
Total	452	704	1,123

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

F.     Disclosure of a registrant’s action to recover erroneously awarded compensation

Not Applicable

Item 7    Major shareholders and related party transactions

A.     Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 11, 2026 for:

●	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;
●	each member of our Board of Directors;
●	each member of our Executive Committee; and
●	all members of our Board of Directors and Executive Committee as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 11, 2026. The percentage ownership information shown in the table is based upon 65,897,071 ordinary shares outstanding as of March 11, 2026.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares or ADSs, and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to subscription rights held by that person that are immediately exercisable or exercisable within 60 days of March 11, 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders.

Except as otherwise indicated in the table below, addresses of the members of the Board of Directors, members of our Executive Committee and named beneficial owners are in care of Galapagos NV, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

	Shares beneficially owned
Name of beneficial owner	Number		Percentage
5% shareholders:
Gilead Sciences, Inc.	16,707,477	(1)(2)	25.35%
Van Herk Investments B.V.	4,635,672	(1)(3)	7.03%
EcoR1 Capital, LLC	8,714,522	(1)(4)	13.22%
Tang Capital Management, LLC	5,559,674	(1)(5)	8.44%

Members of the Board of Directors and Executive Committee:
Henry Gosebruch	—		—
Jérôme Contamine	3,728	(6)	*
Oleg Nodelman	—	(7)	—
Linda Higgins	—		—
Dawn Svoronos	375	(8)	*
Jane Griffiths	378	(9)	*
Devang Bhuva	—		—
Neil Johnston	137	(10)	*
Paulo Fontoura	—		—
Executive Committee members excluding Henry Gosebruch	—		—%
All members of our Board of Directors and Executive Committee as a group (12 persons)	4,618	(11)	* %
(1)	At the time of the most recent transparency notification or filing of a statement of beneficial ownership with the SEC.
(2)	Consists of 16,707,477 shares held by Gilead Therapeutics A1 Unlimited Company, which is a subsidiary of Gilead Sciences Ireland Unlimited Company, which is in turn a subsidiary of Gilead Biopharmaceutics US, LLC which is in turn a subsidiary of Gilead, which has the sole voting and investment power with respect to these shares. The address of Gilead is 333 Lakeside Drive, Foster City, CA 94404, United States of America.
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
(4)	Consists of ordinary shares and American Depositary Receipts. EcoR1 Capital LLC, controlled by Mr. Nodelman, controls investment fund EcoR1 Capital Fund Qualified LP, which all together hold 8,714,522 of our voting rights, as reported in a Schedule 13D filed on July 28, 2025. The address of EcoR1 Capital LLC is 357 Tehama Street #3, San Francisco, CA 94103, United States of America.
(5)	Consists of ordinary shares and American Depositary Receipts giving the right to purchase our shares pursuant to call option contracts. Tang Capital Management, LLC, with Kevin Tang as its manager, holds, together with the further named entities, 5,559,674 shares, as reported in a Schedule 13G filed on October 29, 2025. The address of Tang Capital Management LLC is 4747 Executive Drive, Suite 210, San Diego, CA 92121, United States of America. Mr. Tang is the manager of Tang Capital Management, LLC (“TCM”) and the CEO of Tang Capital Partners III, Inc. (“TCP III”) and Tang Capital Partners IV, Inc. (“TCP IV”); TCM is the general partner of Tang Capital Partners, LP (“TCP”) and Tang Capital Partners International, LP (“TCPI”); Mr. Tang shares voting and dispositive power over such shares with TCP, TCPI, TCP III and TCM; TCM shares voting and dispositive power over such shares with TCP, TCPI, TCP III and Mr. Tang; TCP shares voting and dispositive power over such shares with TCM and Mr. Tang; TCPI shares voting and dispositive power over such shares with TCM and Mr. Tang; TCP III shares voting and dispositive power over such shares with TCM and Mr. Tang, and additionally, TCM, TCP, TCPI and TCP III can exercise the voting rights at their discretion in the absence of specific instructions.
(6)	Consists of 3,728 shares.
(7)	Reference is made to footnote 4 in relation to EcoR1 Capital LLC, controlled by Mr. Nodelman.
(8)	Consists of 375 shares.
(9)	Consists of 378 shares.
(10)	Consists of 137 shares.
(11)	Consists of 4,618 shares.

Each of our shareholders is entitled to one vote per ordinary share. All shareholders have identical voting rights per share. We are not aware of any arrangement that may result in a change of control of our company.

As of March 11, 2026, upon reviewing the identified ownership in depositary received reports and the independent shareholder identification of 99% of outstanding securities (ordinary shares and ADSs), approximately 44% of those are held by 141 institutional investors domiciled in the United States, excluding Gilead Sciences, Inc. or Gilead. We estimate that shares were held in the United States by approximately 101 institutional holders of record, excluding Gilead. As of March 11, 2026, there were 14,976,974 outstanding ADSs, each representing one ordinary share, and in the aggregate representing approximately 22.7% of our outstanding ordinary shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

On March 12, 2026, we received a transparency notification from Bank of America Corporation to report that as of March 10, 2026, it together with its affiliates held 3.91% of our outstanding shares as of March 10, 2026. Bank of America Corporation thus crossed below the 5% threshold of our voting rights by disposing of voting securities on March 10, 2026.

On March 5, 2026 and March 6, 2026, we received transparency notifications from Bank of America Corporation to report that as of March 3, 2026 and March 4, 2026, respectively, it, together with its affiliates, held 5.70% and 5.80% of our outstanding shares as of March 3, 2026, and as of March 4, 2026, respectively. Bank of America Corporation thus crossed above the 5% threshold of our voting rights by purchase of voting securities in March 2026.

On February 5, 2026, February 6, 2026, February 9, 2026, February 11, 2026, February 27, 2026 and March 2, 2026, we received transparency notifications from Bank of America Corporation to report that as of February 2, 2026, February 3, 2026, February 4, 2026, February 5, 2026, February 9, 2026, February 26, 2026 and February 27, 2026, respectively, it together with its affiliates held 5.33%, 7.23%, 5.68%, 5.04%, 5.34%, 5.69% and 5.74% of our outstanding shares as of February 2, 2026, February 3, 2026, February 4, 2026, February 5, 2026, February 9, 2026, February 26, 2026 and February 27, 2026, respectively. Bank of America Corporation thus crossed above the 5% threshold of our voting rights by purchase of voting securities in February 2026.

On November 18, 2025 and November 19, 2025, we received transparency notifications from Bank of America Corporation to report that as of November 12, 2025, and November 14, 2025 respectively, it together with its affiliates held 5.26% and 3.43% of our outstanding shares as of November 12, 2025, and as of November 14, 2025 respectively. Bank of America Corporation thus first crossed above the 5% threshold of our voting rights by purchase of voting securities on November 12, 2025 and then crossed above the 5% threshold of our voting rights by purchase of voting securities on November 14, 2025.

On October 29, 2025, Tang Capital Management, LLC filed a Schedule 13G with the SEC to report that as of October 29, 2025, it held 8.44% of our outstanding shares as of October 29, 2025.

On July 28, 2025, EcoR1 Capital LLC, controlled by Mr. Nodelman, files a Schedule 13D with the SEC to report that as of July 28, 2025, it held 13.22% of our outstanding shares as of July 28, 2025.

On February 14, 2025, Tang Capital Management, LLC filed a Schedule 13D filing with the SEC to report that as of February 14, 2025, it held 7.5% (rounded) of our outstanding shares as of February 14, 2025. On February 14, 2025 we received a transparency notification from Tang Capital Management, LLC, to report that as of February 7, 2025, it together with its affiliates held 5.04% of our outstanding shares as of February 7, 2025. Tang Capital Management, LLC thus crossed above the 5% threshold of our voting rights by purchase of voting securities on February 7, 2025.

On September 13, 2024 and September 26, 2024, we received transparency notifications from EcoR1 Capital, LLC, to report that as of September 10, 2024, and September 20, 2024 respectively, it together with its affiliates held 10.19% and 10.77% of our outstanding shares as of September 10, 2024, and as of September 20, 2024 respectively. EcoR1 Capital, LLC thus crossed above the 10% threshold of our voting rights by purchase of voting securities in September 2024.

During 2024, FMR LLC filed three transparency notifications. On August 26, 2024, we received a transparency notification from FMR LLC, to report that as of August 26, 2024, it together with its affiliates held 4.08% of our outstanding shares as of August 26, 2024. FMR LLC c. On August 16, 2024, we received a transparency notification from FMR LLC, to report that as of August 13, 2024, it together with its affiliates held 5.61% of our outstanding shares as of August 13, 2024. On February 9, 2024, FMR LLC filed a Schedule 13G/A with the SEC to report that as of February 8, 2024, it held 7.73% of our outstanding shares as of February 8, 2024.

On June 7, 2023, EcoR1 Capital LLC filed a Schedule 13G with the SEC to report that as of June 7, 2023, it held 9.87% of our outstanding shares as of June 7, 2023.

On February 14, 2023, EcoR1 Capital, LLC filed a Schedule 13G/A with the SEC to report that as of February 14, 2024, it held 6.7% of our outstanding shares as of December 31, 2022.

On January 9, 2023, we received a transparency notification from FMR LLC, to report that as of January 5, 2023, it together with its affiliates held 5.93% of our outstanding shares as of January 5, 2023. FMR LLC thus crossed above the 5% threshold of our voting rights by purchase of voting securities on January 5, 2023.

During 2022, FMR LLC filed multiple transparency notifications. On May 31, 2022 we received a transparency notification from FMR LLC, to report that as of May 27, 2022, it together with its affiliates held 5.04% of our outstanding shares as of May 27, 2022. FMR LLC thus crossed above the 5% threshold of our voting rights by purchase of voting securities on May 27, 2022. On August 3, 2022 we received a transparency notification from FMR LLC, to report that as of July 29, 2022, it together with its affiliates held 5.69% of our outstanding shares as of July 29, 2022. On August 15, 2022 we received a transparency notification from FMR LLC, to report that as of August 9, 2022, it held together with its affiliates 5.69% of our outstanding shares as of August 9, 2022. On December 22, 2022 we received a transparency notification from FMR LLC, to report that as of August 23, 2022, it together with its affiliates held 5.65% of our outstanding shares as of August 23, 2022. On August 25, 2022 we received a transparency notification from FMR LLC, to report that as of December 20, 2022, it together with its affiliates held 5.90% of our outstanding shares as of December 20, 2022.

On February 3, 2022, EcoR1 Capital LLC filed a Schedule 13G with the SEC to report that as of January 27, 2022, it held 5.2% of our outstanding shares as of January 27, 2022. EcoR1 Capital LLC thus crossed above the 5% threshold of our voting rights by purchase of voting securities on January 27, 2022.

On November 2, 2021, Van Herk Investments BV filed a Schedule 13D with the SEC to report that, as of November 2, 2021, it held 7.1% of our outstanding shares as of September 20, 2021.

On May 10, 2021, The Capital Group Companies, Inc. filed a Schedule 13G with the SEC to report that, as of April 30, 2021, it held 4.5% of our outstanding shares as of April 30, 2021. The Capital Group Companies, Inc. thus crossed below the 5% threshold of our voting rights by disposing of voting securities on April 30, 2021.

On February 26, 2021, we received a transparency notification from The Capital Group Companies, Inc., who notified us that it holds 9.91% of our outstanding shares. The Capital Group Companies, Inc. thus crossed below the 10% threshold of our voting rights by disposing of voting securities on February 22, 2021. On February 5, 2021, we received a transparency notice from The Capital Group Companies, Inc., that it held 10.03% of our shares. The Capital Group Companies, Inc. thus crossed above the 10% threshold of our voting rights by purchase of voting securities on 22 January 2021. Capital Group controls Capital Bank & Trust Company and Capital Research & Management Company through its direct subsidiary Capital Group International, Inc. (“CGII”), controls four CGII investment management companies (Capital International, Inc.; Capital International Limited, Capital International Sàrl; and Capital International K.K.), which all together hold 6,563,320 of our voting rights, consisting of ordinary shares (6,559,874) and equivalent financial instruments (right to recall lent American Depositary Shares) (3,446), which represents 10.03% of our 65,411,767 outstanding shares as of March 15, 2021. On January 6, 2021, we received a transparency notice from Gilead, who notified that certain changes occurred in the chain of intermediary companies through which Gilead holds its shares in us, as a result of which Gilead holds its shares in us as of December 31, 2020 through its direct subsidiary Gilead Biopharmaceutics US, LLC, which through Gilead Sciences Ireland UC controls Gilead Therapeutics A1 Unlimited Company, which in turn holds 16,707,477 of our voting rights, consisting of 16,707,477 shares (unchanged). Those 16,707,477 shares represent 25.54% of our 65,411,767 outstanding shares as of March 15, 2021.

B.     Related party transactions

On September 6, 2021, we and Gilead agreed to transfer the sponsorship of and operational and financial responsibility for the ongoing DIVERSITY clinical study, evaluating filgotinib in CD, and its long-term extension study from Gilead to us. Under the terms of the agreement, Gilead will make a one-time payment of $15 million to us in consideration for us assuming responsibility for the DIVERSITY clinical study.

In March 2022, we and Gilead agreed to transfer the sponsorship of and the operational responsibility for the MANTA study, a safety study in men with moderately to severely active UC, CD to assess semen parameter while taking filgotinib, and its long-term extension to us. The transfer was largely completed by December 31, 2022. The (former) Supervisory Board (currently Board of Directors) resolved and confirmed, as far as needed, that the related party transaction approval mechanism as set forth in article 7:116 of the BCCA did not have to applied, since (i) the value of the aforementioned related party transaction is less than 1% of our consolidated net equity (based on our consolidated financial statements for the year ended December 31, 2021), and (ii) we are therefore able to rely on the materiality exemption as set out in article 7:116, §2 of the BCCA. Furthermore, we entered into some mainly technical and non-material amendments to the existing transactions between us and Gilead (or its affiliates) during 2022.

In October 2023, we and Gilead agreed to amend the collaboration to terminate the existing 50/50 global development cost sharing arrangement with us bearing the costs going forward, and to terminate our obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments, including a simplification of the governance and certain other technical amendments.

Effective January 31, 2024, following the closing of the transaction between us and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., we assigned its rights and obligations under the filgotinib collaboration to Alfasigma S.p.A., except for our right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement that we entered into with Gilead in October 2023.

On January 8, 2025, in connection with an intended separation of our Company into two entities, in which we would spin out a newly to be formed company (hereinafter “SpinCo”), we and Gilead entered into a separation agreement to restructure our existing relationship.

In May 2025, following regulatory and market developments, we re-evaluated the proposed separation and determined to evaluate all strategic alternatives for the cell therapy business. We ultimately determined not to pursue the proposed separation, and in January 2026, we initiated a wind-down of our cell therapy activities.

Share subscription agreement

As part of the R&D collaboration, Gilead entered into a share subscription agreement with us. On August 23, 2019, Gilead Therapeutics A1 Unlimited Company subscribed to 6,828,985 new Galapagos shares at a price of €140.59 per share, including issuance premium.

On October 22, 2019, our EGM further issued a warrant to Gilead Therapeutics A1 Unlimited Company, known as Warrant A, that confers the right to subscribe for a number of new shares sufficient to bring the number of shares owned by Gilead and its affiliates to 25.1% of the issued and outstanding shares. Warrant A expires one year after the issue date and the exercise price per share is EUR 140.59. On November 6, 2019, Gilead exercised Warrant A and increased its ownership in us to 25.10% of the then issued and outstanding shares. Warrant A expired in October 2020.

On October 22, 2019, Gilead Therapeutics A1 Unlimited Company was also issued another warrant, known as the initial Warrant B, that confers the right to subscribe for a number of new shares sufficient to bring the number of shares owned by Gilead and its affiliates to 29.9% of the issued and outstanding shares. Pursuant to this warrant, the exercise price per share will be the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of the Galapagos shares preceding the date of the exercise notice with respect to such exercise, and (ii) €140.59. The initial Warrant B expired on August 23, 2024. It was agreed between us and Gilead that, between 57 and 59 months of August 23, 2019, subject to and upon approval by our Extraordinary Shareholders’ Meeting, Gilead Therapeutics A1 Unlimited Company would be issued a subsequent warrant with substantially similar terms, including as to exercise price, to the initial Warrant B. On April 30, 2024, our EGM approved the issuance of this warrant to Gilead. This subsequent Warrant B will expire five years after the date that the warrant is issued.

Gilead and Gilead Therapeutics A1 Unlimited Company are subject to certain standstill restrictions until the date that is ten years following the closing. Among other things, during this time Gilead and its affiliates and any party acting in concert with them may not, without our prior consent, acquire our voting securities exceeding more than 29.9% of the then issued and outstanding voting securities, and Gilead and Gilead Therapeutics A1 Unlimited Company may not propose a business combination with or acquisition of us. The standstill restrictions are subject to certain exceptions as provided in the share subscription agreement.

Pursuant to the terms of the share subscription agreement, Gilead and Gilead Therapeutics A1 Unlimited Company also agreed to certain lock-up provisions. They shall not, and shall cause their affiliates not to, without our prior consent, dispose of our equity securities prior to the second anniversary of the closing. During the period running from the date that is two years following the closing until the date that is five years following the closing, Gilead and its affiliates shall not, without our prior consent, dispose of any of our equity securities if after such disposal they would own less than 20.1% of our then issued and outstanding voting securities. The lock-up restrictions are subject to certain exceptions as provided in the share subscription agreement and may terminate upon certain events.

In April 2021, we and Gilead agreed to amend the share subscription agreement to extend the full lock-up of all of Gilead’s securities in us to a period of five years until August 22, 2024. We and Gilead agreed to amend the share subscription agreement for conformity with our change from a two-tier to a one-tier governance system.

In January 2025, we and Gilead agreed to amend the share subscription agreement as part of the intended separation into two entities, whereby the amended share subscription agreement would be assigned to the newly formed SpinCo as of the effective date of the separation. In May 2025, following regulatory and market developments, we ultimately determined not to pursue the proposed separation, and in January 2026, we initiated a wind-down of our cell therapy activities.

Global R&D collaboration

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

For GLPG1972, after the completion of the ongoing Phase 2b study in osteoarthritis, Gilead had the option to pay a $250 million fee to license the compound in the United States. If certain secondary efficacy endpoints for GLPG1972 had been met, Gilead would have paid us up to an additional $200 million. Following opt-in on GLPG1972, we would have been eligible to receive up to $550 million in regulatory and sales based milestones. In November 2020, Gilead declined to exercise its option to GLPG1972. For all other programs resulting from the collaboration, Gilead would make a $150 million opt-in payment per program and would owe no subsequent milestones. We would receive tiered royalties ranging from 20-24% on net sales of all our products licensed by Gilead in all countries outside of Europe as part of the agreement. With respect to GLPG1690, reimbursement of development costs under the cost split mechanism by Gilead to us amounted to nil for the year ended December 31, 2025 (€0.1 million for the year ended December 31, 2024 and €0.3 million for the year ended December 31, 2023).

In January 2025, we agreed with Gilead in the framework of the intended separation, that we would assign the OLCA to the newly formed SpinCo as of the effective date of the separation. Gilead also agreed, in the framework of this intended separation, to waive its rights under the OLCA with respect to all of our and our affiliates' small molecule R&D activities and programs.

In May 2025, following regulatory and market developments, we re-evaluated the proposed separation and determined to evaluate all strategic alternatives for the cell therapy business. To facilitate this process, we and Gilead entered into a cell therapy royalty and waiver agreement in July 2025, pursuant to which Gilead agreed to waive its rights under the OLCA with respect to all of our cell therapy R&D activities and programs. As a result, our cell therapy business is no longer subject to Gilead’s opt-in rights under the OLCA, subject to payment of (i) a single digit percentage payment on revenues derived from the divestment of our cell therapy programs and (ii) single digit royalties to Gilead on net sales of certain products, in each case subject to customary reductions and adjustments. This waiver permits us to wind down, license, divest, partner, or take other similar actions in respect of the cell therapy programs without Gilead’s consent or veto. After a thorough evaluation of all available options and a comprehensive sale process for the cell therapy business, we ultimately determined not to pursue the proposed separation. In October 2025 we announced our intention to wind down the cell therapy activities, subject to the conclusion of works council consultations in Belgium and the Netherlands. Following the completion of these consultations, in January 2026, we initiated a wind-down of our cell therapy activities.

For further information on our exclusive OLCA with Gilead, see the section of this annual report titled “Item 4.B.—Business overview.—Collaborations— OLCA with Gilead”.

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

In December 2020, we and Gilead entered into a binding term sheet pursuant to which we agreed to amend this agreement again. Under the terms of the new arrangement, we assumed all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. Most of the activities transferred to us by December 31, 2021, and the transition was completed by December 31, 2022. Gilead retains commercial rights and remains marketing authorization holder for filgotinib outside of Europe, including in Japan. All commercial economics on filgotinib in Europe transferred to us as of January 1, 2022, subject to payment of tiered royalties of 8 to 15 percent of net sales in Europe to Gilead, starting in 2024.

Since January 1, 2021, we bared the future development costs for certain studies, in lieu of the equal cost split contemplated by the previous agreement. These studies included the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The existing 50/50 global development cost sharing arrangement continued for the following studies: SELECTION and its long-term extension study (LTE) in UC, DIVERSITY and its LTE, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn’s disease, pediatric studies and their LTEs in RA, UC and Crohn’s disease, and support for investigator sponsored trials in IBD. In September 2021, we and Gilead agreed to transfer the sponsorship of the DIVERSITY study and its LTE study from Gilead to us. This transfer was intended to be completed by June 30, 2022 and completed by March 2023. From April 1, 2022, we will also be solely responsible for all development costs for the DIVERSITY study and its LTE study. In March 2022, we and Gilead agreed to transfer the sponsorship of and the operational responsibility for the MANTA study and its long-term extension to us. This transfer was largely completed by December 31, 2022.

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

Under the terms of the agreement of September 2021, Gilead made a one-time payment of $15 million to us in July 2022 in consideration for our Company assuming responsibility for the DIVERSITY Study.

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

We incurred €11.7 million reported in development costs from our discontinued operations for the year ended December 31, 2025 for settlement of transaction for the sale of Jyseleca to Alfasigma.. The reimbursement of R&D costs under the cost split mechanism by us to Gilead amounted to nil for the year ended December 31, 2025 (nil for the year ended December 31, 2024 and nil for the year ended December 31, 2023). The reimbursement of R&D costs under the cost split mechanism by Gilead to us amounted to €0.04 million for the year ended December 31, 2025 (nil for the year ended December 31, 2024 and €3.6 million for the year ended December 31, 2023).

In October 2023, we and Gilead agreed to further amend the collaboration. We and Gilead agreed to terminate the existing 50/50 global development cost sharing arrangement, with us bearing the costs going forward, and to terminate our obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments. Effective January 31, 2024, following the closing of the transaction between us and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma S.p.A., we assigned our rights and obligations under the filgotinib collaboration to Alfasigma, except for our right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement that we entered into with Gilead in October 2023.

For further information on our exclusive license and collaboration agreement with Gilead, see the section of this annual report titled “Item 4.B.— Business overview.—Collaborations—Exclusive collaboration agreement with Gilead for filgotinib.”

Intended separation

On January 7, 2025, in connection with an intended separation of our Company into two entities, in which we would spin out the newly formed SpinCo, we and Gilead entered into a separation agreement to restructure our existing relationship. Under this agreement, we intended to transfer, by way of a partial demerger to be effected in accordance with the relevant provisions of the BCCA, a portion of our current cash balance (along with certain other assets and liabilities) into SpinCo. SpinCo would focus on identifying and investing in innovative medicines with robust demonstrated proof-of-concept in oncology, immunology, and/or virology through strategic business development transactions.

As described above under “Terms of the global R&D collaboration”, we and Gilead agreed, within the framework of this intended separation, to assign the OLCA to the newly formed SpinCo as of the effective date of the separation. In connection with the separation, we would have been released from the collaboration and would have had full global development and commercialization rights to our pipeline, which would no longer be subject to Gilead’s opt-in rights under the OLCA, subject to payment of single digit royalties to Gilead on net sales of certain products, subject to customary reductions and adjustments.

Gilead further agreed, in the framework of this intended separation, to waive its rights under the OLCA with respect to all of our and our affiliates' small molecule R&D activities and programs.

In May 2025, following regulatory and market developments, we re-evaluated the proposed separation and determined to evaluate all strategic alternatives for the cell therapy business. To facilitate this process, we and Gilead entered into a cell therapy royalty and waiver agreement in July 2025, pursuant to which Gilead agreed to waive its rights under the OLCA with respect to all of our cell therapy R&D activities and programs. As a result, our cell therapy business is no longer be subject to Gilead’s opt-in rights under the OLCA, subject to payment of (i) a single digit percentage payment on revenues derived from the divestment of our cell therapy programs and (ii) single digit royalties to Gilead on net sales of certain products, in each case subject to customary reductions and adjustments. This waiver permits us to wind down, license, divest, partner, or take other similar actions in respect of the cell therapy programs without Gilead’s consent or veto. We ultimately determined not to pursue the proposed separation, and in January 2026, we initiated a wind-down of our cell therapy activities.

Transactions with related companies

From time to time, in the ordinary course of our business, we may contract for services from companies in which certain of the members of our Board of Directors or Executive Committee may serve as director or advisor. The cost of these services is negotiated on an arm’s length basis, and none of these arrangements are material to us.

Agreements with members of our Board of Directors and Executive Committee members

Management arrangements

In 2025, all Executive Committee members have provided their services under agreements with the Galapagos Group, with a notice period, or indemnity in lieu of notice period, of nine months for the CEO and six months for the other Executive Committee members. The agreements do not provide for severance payments. In the event of termination, non-competition undertakings for a period of twelve months will be applicable to the CEO and the Executive Committee members appointed in 2025 without payment of non-competition indemnities. In the event an Executive Committee member's contract with the Galapagos Group is terminated as a result of us undergoing a change of control, the CEO and the Executive Committee members appointed in 2025 would be entitled to the immediate vesting of subscription rights and RSUs and severance compensation of twelve months' base salary, and the Executive Committee members appointed prior to 2025 would be entitled to the immediate vesting of subscription rights and severance compensation of nine months' base salary.

For any Executive Committee member, the total value of severance payment shall not exceed twelve months of total remuneration, including all components of remuneration, without the prior approval of our shareholders.

The paragraphs below set forth the main terms of the agreements.

Henry Gosebruch

On May 12, 2025 we entered into an employment agreement, subject to the laws of the State of New York (U.S.), with Henry Gosebruch for the position of CEO for an indefinite period, as amended from time to time. He became an Executive Committee member as of May 12, 2025.

Aaron Cox

On June 20, 2025 we entered into an employment agreement, subject to the laws of the State of New York (U.S.), with Henry Gosebruch for the position of Chief Financial Officer for an indefinite period, as amended from time to time. He became an Executive Committee member as of July 7, 2025.

Fred Blakeslee

On October 16, 2025 we entered into an employment agreement, subject to the laws of the State of New York (U.S.), with Fred Blakeslee for the position of General Counsel for an indefinite period, as amended from time to time. He became an Executive Committee member as of October 16, 2025.

Annelies Missotten

On December 16, 2022 we entered into a management agreement, subject to Belgian law, with Annelies Missotten for the position of Chief Human Resources Officer for an indefinite period. She became an Executive Committee member as of January 1, 2023. Prior to the entry into force of the management agreement, Annelies Missotten was bound by an employment agreement for an indefinite duration.

Effective as of December 31, 2025, Annelies Missotten is no longer a member of the Executive Committee; however Annelies Missotten continues to serve as our consultant through June 30, 2026 to ensure a smooth transition.

Stoffels IMC BV, permanently represented by Dr. Paul Stoffels

On January 26, 2022, we entered into a management agreement, subject to Belgian law, with Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) for the position of CEO for an indefinite period. Effective April 1, 2022, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) was our CEO. For the year ended December 31, 2024, Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, received a total base remuneration from us of €772,500.

Effective as of May 12, 2025, Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, is no longer a member of the Executive Committee.

Thad Huston

On June 15, 2023, we entered into a management agreement with Thad Huston, subject to Belgian law, for the position of Chief Financial Officer and Chief Operating Officer, for an indefinite period.

Effective as of July 31, 2025, Thad Huston is no longer a member of the Executive Committee.

Valeria Cnossen

On July 22, 2022 we entered into a management agreement, subject to Belgian law, with Valeria Cnossen for the position of General Counsel for an indefinite period. On February 15, 2023 we amended our management agreement with her to reflect her appointment as Executive Committee member as of January 1, 2023.

Effective as of October 16, 2025, Valeria Cnossen is no longer a member of the Executive Committee.

Severance payments upon change of control

The abovementioned agreements with the members of our Executive Committee do not provide for severance compensation. They do not contain notice periods that exceed nine months for the CEO and six months for the other Executive Committee members. However, we entered into undertakings with the Executive Committee members appointed in 2025 that, in the event that their contract with us is terminated as a result of our change of control, they would be entitled to the immediate vesting of subscription rights and RSUs and severance compensation of twelve months' base salary, and the Executive Committee members appointed prior to 2025 would be entitled to the immediate vesting of subscription rights and severance compensation of nine months' base salary.

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

Equity awards

Since January 1, 2020, we have granted subscription rights and RSUs to the members of our Executive Committee. We do not grant RSUs to the members of our Board of Directors and have discontinued the grant of subscription rights to members of our Board of Directors as of 2020, taking into account the stricter rules under the BCCA and the 2020 Code.

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

Related-party transactions policy

Article 7:97 of the BCCA provides for a special procedure that applies to intra-group or related party transactions. The procedure applies to decisions or transactions between us and our related parties that are not one of our subsidiaries. Prior to any such decision or transaction, our Board of Directors must appoint a special committee consisting of three independent Board members, who can opt to be assisted by one or more independent experts. This special committee must assess the business advantages and disadvantages of the relevant decision or transaction, quantify its financial consequences, and determine whether the relevant decision or transaction causes a disadvantage to us that is manifestly illegitimate in view of our policy. If the special committee determines that the relevant decision or transaction is not illegitimate but will prejudice us, it must analyze the advantages and disadvantages of such decision or transaction and set out such considerations as part of its advice. Our Board of Directors must then make a decision, taking into account the opinion of the special committee. Any deviation from the special committee’s advice must be justified. Members of the Board of Directors who have a conflict of interest are not entitled to participate in the deliberation and vote. The special committee’s advice and the decision of the Board of Directors must be notified to our external auditor, who must render a separate opinion to assess that there is no material inconsistency between the accounting and financial information included in the minutes of the Board of Directors and in the advice of the special committee of the independent Board members compared to the information that the external auditor has within the framework of its mandate. The conclusion of the special committee and the opinion by the external auditor must publicly disclosed at the time the transaction is entered into. This procedure does not apply to any decisions or transactions in the ordinary course of business under customary market conditions and security documents, or to transactions or decisions with a value of less than 1% of our net assets as shown in our consolidated annual accounts.

On January 7, 2025, we entered into a related party transaction with Gilead within the meaning of article 7:97 of the BCCA, by entering into various agreements in order to carry out our intended separation into two entities. These agreements include (i) a separation agreement (the “Separation Agreement”) entered into by and among us, Gilead and Gilead Therapeutics A1 Unlimited Company, (ii) a royalty agreement (“Royalty Agreement”) entered into by and between us and Gilead, and (iii) a transfer agreement entered into by and between us and Gilead (the “Transfer Agreement”).

The Board of Directors applied the related party transaction approval procedure as set forth in article 7:97 of the BCCA. Within the context of this procedure, a committee of three independent members of our Board of Directors (the “Committee”) issued an advice to the Board of Directors. The Committee was assisted by Lazard as an independent expert (the “Expert”) and Allen Overy Shearman Sterling. In its advice to the Board of Directors, the Committee concluded the following: “In light of article 7:97 of the BCAC, the Committee has performed, with the assistance of the Expert, a thorough analysis of the Proposed Resolutions. This assessment included a detailed analysis of the Transaction embedded in these Proposed Resolutions, an analysis of the financial impact and other consequences thereof, an identification of the advantages and disadvantages to the Company, as well as an assessment how these fit in the Company’s strategy. Based on such assessment, the Committee believes that the Proposed Resolutions and the Transaction embedded therein are in the interest of the Company, given the balance between benefits and risks that the Transaction represents and the potential to alter the Company’s strategic status quo and accelerate value creation for all shareholders.”. The Board of Directors did not deviate from the Committee’s advice.

The assessment by our statutory auditor based on the advice of the Committee and the minutes of the Board of Directors is as follows: “Based on our review, nothing has come to our attention that causes us to believe that the financial and accounting data reported in the advice of the Ad Hoc committee of the independent members of the board of directors dated on 7 January 2025 and in the minutes of the board of directors dated on 7 January 2025, which justify the proposed transaction, are not consistent, in all material respects, compared to the information we possess in the context of our mission. Our mission is solely executed for the purposes described in article 7:97 CCA and therefore our report may not be used for any other purpose.”.

On July 22, 2025, we entered into a related party transaction with Gilead within the meaning of article 7:97 of the BCCA, by entering into a royalty and waiver agreement.

The Board of Directors applied the related party transaction approval procedure as set forth in article 7:97 of the BCCA. Within the context of this procedure, a committee of three Independent members of our Board of Directors (the “Committee”) issued an advice to the Board of Directors in which the Committee assessed the entering into the royalty and waiver agreement. The Committee was assisted by Lazard as an independent expert (the “Expert”) and Allen Overy Shearman Sterling (Belgium) LLP. In its advice to the Board of Directors, the Committee concluded that: “In light of article 7:97 of the BCAC, the Committee has performed, with the assistance of the Expert, a thorough analysis of the Proposed Resolution. This assessment included a detailed analysis of the Transaction embedded in this Proposed Resolution, an analysis of the financial impact and other consequences thereof, an identification of the advantages and disadvantages as well as an assessment how these fit in the Company’s strategy. Based on such assessment, the Committee believes that the Proposed Resolution and the Transaction embedded therein are in the interest of the Company, given the balance between benefits and risks that the Transaction represents and the potential to accelerate value creation for all shareholders.”. The Board of Directors has, in its decision-making, not deviated from the conclusion of the Committee.

The assessment by our statutory auditor based on the advice of the Committee and the minutes of the Board of Directors is as follows: “Based on our review, nothing has come to our attention that causes us to believe that the financial and accounting data reported in the advice of the Ad hoc committee of the independent members of the board of directors dated on July 22, 2025 and in the minutes of the board of directors dated on July 22, 2025, which justify the proposed transaction, are not consistent, in all material respects, compared to the information we possess in the context of our mission. Our mission is solely executed for the purposes described in article 7:97 CCA and therefore our report may not be used for any other purpose.”.

In addition to this, our Corporate Governance Charter provides for guidelines for transactions between us and members of our Board of Directors or Executive Committee.

According to such guidelines:

●	it is expected from all members of our Board of Directors and Executive Committee that they avoid all acts, standpoints or interests which are conflicting with, or which give the impression that they are conflicting with, the interests of our Company;

●	all transactions between us and the members of our Board of Directors or Executive Committee need the approval of our Board of Directors, as relevant in accordance with article 7:97 of the BCCA and the procedure described in the Related Person Transaction Policy. The members of our Board of Directors and Executive Committee are, by way of non-exhaustive example, not allowed, directly or indirectly, to enter into agreements with us which relate to supply of materials or delivery of services (other than in the framework of their mandate for us), except with the explicit approval of our Board of Directors;
●	any transaction between us and members of the Board of Directors or the Executive Committee can only be entered into at arm’s length (i.e., normal market conditions);
●	in the event any member of our Board of Directors, or, in case pertaining, its permanent representative is confronted with a direct or indirect interest of a monetary nature that conflicts with our interests in respect of a decision or an act falling within the scope of the responsibilities of the Board of Directors, the provisions of article 7:96 of the BCCA shall apply, and the relevant Board member shall inform the other Board members prior to the deliberation on the subject matter. Therefore in the event article 7:96 of the BCCA applies and a conflict of interests exists between us and a member of our Board of Directors, or, in case pertaining, its permanent representative, the relevant Board member shall not participate in the deliberation and vote concerning such point on the agenda;
●	in the event article 7:96 of the BCCA does not apply, the existence of a conflict of interest shall be reported by the relevant Board member, its existence shall be included in the minutes (but shall not be published) and the relevant Board member shall not vote on the matter.

In addition, our Corporate Governance Charter stipulates that, if a member of the Executive Committee has a direct or indirect interest of monetary nature that conflicts with our interests in respect of a decision or an act falling within the scope of the responsibilities of the Executive Committee, the Executive Committee shall refrain from making any decision. The Executive Committee shall instead escalate the matter to the Board of Directors. The Board of Directors shall decide whether or not to approve such decision or act, and shall apply the conflict of interest procedure as set out in article 7:96 of the BCCA.

In the event a conflict of interest exists within the Executive Committee that falls outside the scope of article 7:96 of the BCCA, the existence of such conflict shall be reported by the relevant Executive Committee member, its existence shall be included in the minutes (but shall not be published) and the relevant Executive Committee member shall not vote on the matter.

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

In 2025, the following conflicts of interest between our Company and a Director within the meaning of article 7:96 of the BCCA were noted:

●	In a meeting of the Board of Directors held on January 7, 2025, the following was reported in connection with our proposed entry into various agreements with Gilead:

Prior to the Board proceeding to the deliberation and decision-making, the Chair pointed out that, given that the Board must resolve on the Transaction that qualifies as a related party transaction under article 7:97 of the BCAC due to Gilead acting as a counterparty and qualifying as a related party within the meaning of IAS 24, Dr. Linda Higgins and Andrew Dickinson could be viewed as ‘directors concerned’ or otherwise conflicted within the meaning of article 7:96 of the BCAC, in respect of the Transaction and the corresponding items on the agenda. The Chair pointed out that the procedure set out in article 7:97 of the BCAC was applied in the context of the Transaction with Gilead, with respect to agenda topic 2. These resolutions were submitted to a Committee of Independent Directors (the “Committee”) for their prior advice. The Committee was composed of the following Independent Directors: (i) Mr. Jérôme Contamine, (ii) Dr. Elisabeth Svanberg, (iii) Mr. Simon Sturge. The Committee was assisted by Lazard, who acted as an independent expert within the meaning of article 7:97 of the BCAC. After the introduction by the Chair, Linda Higgins and Andrew Dickinson, given that they are direct or indirect representatives of Gilead, recused themselves from the deliberation and decision- making prior to the Board proceeding with agenda topics 2.1 and following.

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

●	In a meeting of the Board of Directors held on April 21, 2025, the following was reported in connection with the planned retirement as CEO:

Prior to the deliberation and resolutions by the Board of Directors in relation to the Company’s CEO termination framework and package, Stoffels IMC BV, permanently represented by Dr. Paul Stoffels (Chair), declared, in accordance with article 7:96 of the Belgian Companies and Associations Code ("BCAC"), that it acts as CEO of the Company, that the contemplated decision relates to his planned retirement and the proposed end of its mandate of CEO of the Company, and that therefore it has a direct or indirect conflict of interest of a financial nature in the sense of article 7:96 of BCAC. Dr. Paul Stoffels therefore subsequently left the meeting, and did not participate in the deliberation and resolutions on the aforementioned agenda item.

After Dr. Paul Stoffels left the meeting, the Lead Non-Executive Director chaired the meeting. Discussion was held on (i) the planned retirement of Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, as CEO of the Company and the timing thereof (ii) the press release in relation to the leadership updates, including the planned retirement of Stoffels IMC BV as CEO, and (iii) a search process to identify a successor CEO who will lead Galapagos going forward.

The Remuneration Committee Chair explained the Company’s CEO termination framework and package, as set out in the agreement between the Company and Stoffels IMC BV (the “Agreement”) shared prior to this meeting, and presented the Remuneration Committee's recommendation regarding the package.

After careful discussion and upon recommendation of the Remuneration Committee with the intention of serving the long-term interests and sustainability of the Company, the Board concluded that the termination framework and package in relation to the planned retirement of Stoffels IMC BV was justified and reasonable in view of the Company’s CEO leadership over the past years and the sustainability of the Company, and will have no material impact on the financial position of the Company.

In accordance with the recommendation of the Remuneration Committee, the Board subsequently resolved to:

➢	agree with the planned retirement of Stoffels IMC BV as CEO of the Company within the next twelve months, upon the appointment of a successor CEO, while Paul would continue to serve as Chair of the Board of Directors of the Company, subject to shareholders’ approval of his re-appointment as Director at the 2026 Annual General Meeting;
➢	approve the Agreement on the Company’s CEO termination framework and package;
➢	approve the press release in relation to the leadership updates, including the planned retirement of Stoffels IMC BV as CEO; and
➢	to grant a power of attorney to the Company’s General Counsel to finalize and arrange execution of the Agreement and do all acts and things so as to carry into effect the purpose of the resolution set out in these resolutions.

Pursuant to section 7:96 of the Belgian Code of Companies and Associations, the Chair of the Board did not take part in the deliberation and the vote concerning this decision.

●	In a meeting of the Board of Directors held on May 27, 2025, the following was reported in connection with the proposed issuance of Subscription Right Plan 2025 (A):

The director and also member of the executive committee, Mr. Henry Gosebruch, reported prior to this meeting that he had a conflict of interest within the meaning of article 7:96 of the Belgian Companies Code in connection with the issuance of the number of subscription rights under the Subscription Right Plan 2025 (A) for the benefit of an employee of the Company and its subsidiaries, with cancellation of the preferential subscription right of the existing shareholders in the framework of the issuance of these subscription rights and the related possible future capital increase, as M. Henry Gosebruch will be a beneficiary under Subscription Right Plan 2025 (A). The Board of Directors, upon the recommendation of the Remuneration Committee, is of the opinion that the proposed agenda items and the proposed grant of subscription rights to Mr. Henry Gosebruch are consistent with the Company’s Remuneration Policy and are justified and reasonable. The nature of the proposed decision and the financial impact on the Company are described in more detail in the above-mentioned report of the Board of Directors. In accordance with the procedure provided for in article 7:96 of the Belgian Companies Code, the director and also member of the Executive Committee, Mr. Henry Gosebruch, does not attend this meeting and will not take part in the deliberation and the vote.

●	In a meeting of the Board of Directors held on July 22, 2025, the following was reported in connection with our proposed entry into the royalty and waiver agreement with Gilead:

Prior to the Board proceeding to the deliberation and decision-making on this agenda topic, the Chair pointed out that, given that the Board must resolve on the Transaction (as defined below) that qualifies as a related party transaction under article 7:97 of the BCAC due to Gilead being a counterparty and qualifying as a related party within the meaning of IAS 24, Dr. Linda Higgins and Andrew Dickinson could be viewed as ‘directors concerned’ or otherwise conflicted within the meaning of article 7:96 of the BCAC, in respect of the Transaction and the corresponding items on the agenda. The Chair pointed out that the procedure set out in article 7:97 of the BCAC was applied in the context of the Transaction with Gilead with respect to this agenda topic. The Transaction was submitted to a Committee of Independent Directors (the “Committee”) for their prior advice. The Committee was composed of the following Independent Directors: (i) Mr. Jérôme Contamine, (ii) Dr. Elisabeth Svanberg, (iii) Mr. Simon Sturge. The Committee was assisted by Lazard, who acted as an independent expert within the meaning of article 7:97 of the BCAC. After the introduction by the Chair, Linda Higgins and Andrew Dickinson, given that they are direct or indirect representatives of Gilead, recused themselves from the deliberation and decision-making prior to the Board proceeding with agenda topic 3.2.

●	In a meeting of the Board of Directors held on July 22, 2025, the following was reported in connection with the proposed grant of good leaver status to a retiring director:

Prior to the discussion of this agenda topic, Peter Guenter reported that he had a conflict of interest within the meaning of article 7:96 of the Belgian Companies Code regarding the proposed good leaver status for his 7,500 outstanding and vested warrants under Warrant Plan 2019. The Board of Directors, upon recommendation of the Remuneration Committee, considered that 1) the proposed good leaver status is in accordance with the plan rules and 2) the proposed good leaver status is justified and reasonable in view of Peter Guenter’s tenure and contributions as a director and Audit Committee member. Furthermore, the Board, upon recommendation of the Remuneration Committee, considered that this good leaver status has no material impact on the financial position of the Company. In accordance with article 7:96 of the Belgian Companies Code, Peter Guenter was not present during the discussion of this agenda topic and did not take part in the deliberation and the vote.

●	In a meeting of the Board of Directors held on July 22, 2025, the following was reported in connection with the proposed framework for the CEO one-time transaction bonus:

Prior to the discussion of this agenda topic, the CEO and also executive director, Henry Gosebruch, reported that he had a conflict of interest within the meaning of article 7:96 of the Belgian Companies Code regarding the proposed framework to assess payout scenarios and payment instalments for the one-time sign-on transaction bonus of up to $1.5M included in the CEO’s employment agreement for successful completion of a restructuring, divestiture or other transformational transaction involving the cell therapy business. The Board of Directors, upon recommendation of the Remuneration Committee, aligned on the overarching objective of maximizing shareholder value set out in the proposed framework, to be assessed through a structured framework that considers key financial and strategic factors, including transaction proceeds, cost implications, and execution timelines. In addition to financial metrics, the Board recognized the relevance of broader strategic considerations, such as preserving core capabilities and minimizing disruption to innovation. Additionally, the Board concluded that the allocated bonus will be payable in two instalments, subject to continued employment of the CEO on the respective payment dates with the final payment date being the closing date of a corporate restructuring or transaction. The Board of Directors, upon recommendation of the Remuneration Committee, considered that 1) the proposed framework was in line with the contractual arrangement with the CEO and 2) was justified and reasonable. Furthermore, the Board, upon recommendation of the Remuneration Committee, considered that this framework has no material impact on the financial position of the Company. In accordance with article 7:96 of the Belgian Companies Code, the CEO and also executive director, Henry Gosebruch, was not present during the discussion of this agenda topic and did not take part in the deliberation and the vote.

●	In a meeting of the Board of Directors held on September 30, 2025, the following was reported in connection with the proposed postponement of a PSU grant:

Henry Gosebruch reported that he had a conflict of interest within the meaning of article 7:96 of the Belgian Code of Companies and Associations (“BCCA”) regarding the proposed postponement of a PSU grant as a potential beneficiary of such PSU grant in his role of CEO. The Board of Directors, upon recommendation of the Remuneration Committee, considered that the proposed postponement is justified and reasonable in view of the exceptional circumstances the Company finds itself in. Furthermore, the Board, upon recommendation of the Remuneration Committee, considered that this postponement has no material impact on the financial position of the Company. In accordance with article 7:96 of the BCCA, Henry Gosebruch was not present during the discussion of this agenda topic and did not take part in the deliberation and the vote.

●	In a meeting of the Board of Directors held on December 1, 2025, the following was reported in connection with the proposed CEO employment contract amendment: Prior to the discussion of this agenda topic, the CEO and also executive director, Henry Gosebruch, reported that he had a conflict of interest within the meaning of article 7:96 of the Belgian Companies Code regarding the proposed CEO employment contract amendment. The conflict of interest arises from the fact that the CEO is a party to the employment contract that is the subject of the proposed amendment. The Board of Directors, upon recommendation of the Remuneration Committee, aligned on the proposed updates to the CEO employment contract regarding indemnification, non-disparagement, the use of the definitions of “Company” and “Employer”, and the change of employer to another Galapagos group entity. The Board, upon recommendation of the Remuneration Committee, considered that the proposed amendment was justified and reasonable. Furthermore, the Board, upon recommendation of the Remuneration Committee, considered that this amendment has no material impact on the financial position of the Company. In accordance with article 7:96 of the Belgian Companies Code, the CEO and also executive director, Henry Gosebruch, was not present during the discussion of this agenda topic and did not take part in the deliberation and the vote.

In 2026 and until the date of this report, the following conflicts of interest between us and a Director within the meaning of article 7:96 of the BCCA were noted:

●	In a meeting of the Board of Directors held on February 18, 2026, the following was reported in connection with the proposed 2025 corporate funding decision: Pursuant to section 7:96 of the Belgian Code of Companies and Associations, and to the extent required, the following was reported in connection with the 2025 corporate funding decision: the CEO and also executive director, Henry Gosebruch, declared that he had informed the Board of Directors of a potential conflict of interest of the executive director concerning the 2025 corporate funding decision, as this will form the base for the available bonus pool for the Executive Committee members, including the executive director as CEO. After discussion, the Board decided that a funding of 90% was justified and reasonable in view of the 2025 achievements and will have no material impact on the financial position of the Company, and in line with the recommendation of the Remuneration Committee, approved the 90% funding. The executive director did not take part in the deliberation and the vote concerning this decision.
●	In a meeting of the Board of Directors held on February 18, 2026, the following was reported in connection with the proposed compensation of the CEO (2025 cash bonus): Pursuant to section 7:96 of the Belgian Code of Companies and Associations, the following was reported in connection with the proposed compensation of the CEO (2025 cash bonus): the CEO and also executive director, Henry Gosebruch, declared that he had informed the Board of Directors of a potential conflict of interest concerning the proposed compensation of the executive director as CEO. After discussion, the Board decided that the proposed compensation was a justified reward for the results achieved by the CEO in 2025 and will have no material impact on the financial position of the Company, and in line with the recommendation from the Remuneration Committee, approved the proposed compensation. The executive director did not take part in the deliberation and the vote concerning this decision.
●	In a meeting of the Board of Directors held on February 18, 2026, the following was reported in connection with the proposed long-term incentive awards to the CEO: Pursuant to section 7:96 of the Belgian Code of Companies and Associations, the following was reported in connection with the proposed long-term incentive awards to the CEO: the CEO and also executive director, Henry Gosebruch, declared that he had informed the Board of Directors of a potential conflict of interest concerning the proposed awards to the executive director as CEO. After discussion, the Board decided that the proposed awards are consistent with the Company’s Remuneration Policy and are justified and reasonable, and in line with the recommendation from the Remuneration Committee, approved the proposed awards. The executive director did not take part in the deliberation and the vote concerning this decision.
●	In a meeting of the Board of Directors held on February 18, 2026, the following was reported in connection with the CEO one-time sign-on transaction bonus: Prior to the discussion of this agenda topic, the CEO and also executive director, Henry Gosebruch, reported that he had a conflict of interest within the meaning of article 7:96 of the Belgian Code of Companies and Associations regarding the assessment of the second instalment of the one-time sign-on transaction bonus of up to $1.5M included in the CEO’s employment agreement for the successful completion of a restructuring, divestiture or other transformational transaction involving the cell therapy business. The Board of Directors, upon recommendation of the Remuneration Committee, determined that a payout range of 90% for the full bonus (being the sum of both instalments) was justified in light of the outcome of the strategic exercise and the CEO’s contributions thereto. Furthermore, the Board, upon recommendation of the Remuneration Committee, considered that this payment has no material impact on the financial position of the Company. In accordance with article 7:96 of the Belgian Companies Code, the CEO and also executive director, Henry Gosebruch was not present during the discussion of this agenda topic and did not take part in the deliberation and the vote.

●	In a meeting of the Board of Directors held on March 6, 2026, the following was reported in connection with the proposed issuance of Subscription Right Plan 2026: The director and also member of the executive committee, Mr. Henry Gosebruch, reported prior to this meeting that he had a conflict of interest within the meaning of article 7:96 of the Belgian Companies Code in connection with the issuance of the number of subscription rights under the Subscription Right Plan 2026 for the benefit of employees of the Company and its subsidiaries, with cancellation of the preferential subscription right of the existing shareholders in the framework of the issuance of these subscription rights and the related possible future capital increase, as M. Henry Gosebruch will be a beneficiary under Subscription Right Plan 2026. The Board of Directors, upon the recommendation of the Remuneration Committee, is of the opinion that the proposed agenda items and the proposed grant of subscription rights to Mr. Henry Gosebruch are consistent with the Company’s Remuneration Policy and are justified and reasonable. The nature of the proposed decision and the financial impact on the Company are described in more detail in the above-mentioned report of the Board of Directors. In accordance with the procedure provided for in article 7:96 of the Belgian Companies Code, the director and also member of the Executive Committee, Mr. Henry Gosebruch, does not attend this meeting and will not take part in the deliberation and the vote.

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

Dividend distribution policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend for the foreseeable future to retain all available funds and any future earnings for use in the operation and expansion of our business. Additionally, under the OLCA, we are generally prohibited from using any Upfront Consideration (as defined in the OLCA), plus all net proceeds paid to us by Gilead pursuant to the 2019 share subscription agreement, to pay dividends on our ordinary shares. In general, distributions of dividends proposed by our Board of Directors require the approval of our shareholders at a shareholders’ meeting with a simple majority vote, although our Board of Directors may declare interim dividends without shareholder approval, subject to the terms and conditions of the BCCA.

Pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory financial accounts. In addition, under the BCCA, we may declare or pay dividends only if, following the declaration and issuance of the dividends, the amount of our net assets on the date of the closing of the last financial year according to our statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian accounting rules), decreased with the non-amortized costs of incorporation and expansion and the non-amortized costs for R&D, does not fall below the amount of the paid-up capital (or, if higher, the called capital), increased with the amount of non-distributable reserves. Finally, prior to distributing dividends, we must allocate at least 5% of our annual net profits (under our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules) to a legal reserve, until such legal reserve amounts to 10% of our share capital.

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

E.     Taxation

Certain material U.S. federal income tax considerations to U.S. holders

The following is a summary of certain material U.S. federal income tax considerations relating to the proposed separation and ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders of the ADSs and that will hold such ADSs as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address all tax considerations that may be applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

●	banks, financial institutions or insurance companies;
●	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
●	tax-exempt entities or organizations, including an “individual retirement account” (“Roth IRA”) as defined in Section 408 or 408A of the Code (as defined below), respectively;
●	real estate investment trusts, regulated investment companies or grantor trusts;
●	persons that hold the ADSs as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities (including S Corporations), or persons that will hold the ADSs through such an entity;
●	persons that received the ADSs as compensation for the performance of services;
●	certain former citizens or long-term residents of the United States;

●	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of the ADSs and shares; and
●	holders that have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar.

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

Distributions. Other than the proposed separation, we do not currently plan to pay dividends, and subject to the discussion under “Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are listed on the Nasdaq Global Select Market (“Nasdaq”), which is an established securities market in the United States, and we expect the ADSs to be readily tradable on Nasdaq. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. We are incorporated under the laws of Belgium, and we believe that we qualify as a resident of Belgium for purposes of, and are eligible for the benefits of, The Convention between the Government of the United States of America and the Government of the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on November 27, 2006, or the U.S.-Belgium Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Belgium Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders in respect of dividends received from U.S. domestic corporations.

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

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. With respect to our 2025 taxable year, we believe that we are not a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

If we are a PFIC for the 2025 taxable year, unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “—Distributions.”

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

If we are deemed to be a PFIC for the 2025 taxable year, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs (“lower-tier PFICs”).

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

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of ADSs representing our shares (the “Holders”). This summary does not address Belgian tax aspects which are relevant to persons who are fiscally resident in Belgium or who are engaged in a business in Belgium through a permanent establishment or a fixed base in Belgium to which the ADSs are effectively connected.

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

Dividend withholding tax

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the ordinary shares represented by the ADSs is generally treated as a dividend distribution. By way of exception, the repayment of fiscal capital carried out in accordance with the BCCA is not treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital (subject to certain conditions and the pro rata rule, see below). This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issuance premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates. However, for any decision of capital reduction, in accordance with the BCCA, the amount of the capital reduction will be deemed to be derived proportionally (a) from the fiscal capital of our Company, on the one hand and (b) on the other hand, from certain reserves (i.e., and in the following order: (i) certain taxed reserves incorporated in the capital of our Company, (ii) certain taxed reserves not incorporated into the capital of our Company and (iii) certain tax-exempt reserves incorporated into the capital of our Company). Only the part of the capital reduction that is deemed to be paid out of the fiscal capital may, subject to certain conditions, not be considered as a dividend distribution for Belgian tax purposes. The part of the capital reduction that is deemed to be derived from the abovementioned taxed (irrespective of whether they are incorporated into the capital) and/or tax-exempt reserves incorporated into the capital will be treated as a dividend distribution from a tax perspective and be subject to Belgian withholding tax, if applicable. Such portion is determined on the basis of the ratio of the taxed reserves (except for the legal reserve up to the legal minimum and certain unavailable retained earnings) and the tax-exempt reserves incorporated into the capital (with a few exceptions) over the aggregate of such reserves and the fiscal capital.

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

Relief of Belgian Dividend Withholding Tax

Under the U.S.-Belgium Tax Treaty, under which we are entitled to benefits accorded to residents of Belgium, there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident which beneficially owns the dividends and is entitled to claim the benefits on the U.S.-Belgium Tax Treaty under the limitation on benefits article included in the U.S.-Belgium Tax Treaty (“Qualifying Holders”).

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

A financial intermediary is defined as (i) the National Bank of Belgium, the European Central Bank and foreign central banks performing similar functions, (ii) a central securities depositary included in article 198/1, §6, 12° of the Belgian Income Tax Code, (iii) a credit institution or a stockbroking firm as defined by Article 1, §3 of the Law of April 25, 2014 on the status and supervision of credit institutions and investment companies and (vi) the investment companies as defined by Article 3, §1 of the Law of October 25, 2016 on access to the activity of investment services and on the legal status and supervision of portfolio management and investment advice companies, which are, pursuant to national law, admitted to hold financial instruments for the account of customers.

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

F.     Dividends and paying agents

Not applicable.

G.     Statement by experts

Not applicable.

H.     Documents on display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an annual report containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm.

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

Item 11    Quantitative and qualitative disclosures about market risk

Our financial risks are managed centrally. Our finance department coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning our activities. These relate to the following financial markets risks: credit risk, liquidity risk, currency and interest rate risk. Our interest rate risk is limited because we have no financial debt.. In case of decreasing interest rates we will face a reinvestment risk on our strong on our strong cash and cash equivalents and financial investments balance. We do not buy or trade financial instruments for speculative purposes. In 2025, in the scope of preparing for our intended separation, we made use of a currency exchange hedge (U.S.dollar – EUR hedge). For additional information on general risk factors, please see the section of this annual report titled “Item 3.D.—Risk Factors.”

Liquidity risk

Our cash and cash equivalents and financial investments amounted to respectively €87.9 million and €2,910.2 million on December 31, 2025. Cash used in operating activities amounted to €257.5 million for the year ended December 31, 2025. Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. Based upon our current expected level of operating expenditures and our existing cash and cash equivalents, we believe that we will be able to fund our operating expenses and capital expenditure requirements at least for a period of 12 months. We have no credit lines. Such forecasting is based on realistic assumptions with regards to product sales, royalties, milestone and upfront payments to be received, taking into account our past track record.

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

Aging balance of receivables that are due, but are still considered collectable:

	December 31,
	2025	2024	2023

	(Euro, in thousands)
60 - 90 days	€899	€552	€3
90 - 120 days	—	24	3
more than 120 days	€302	€19	€117

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

Effect of interest rate fluctuation

A 100 basis point increase in interest rates at balance sheet date would have increased profit or loss, and equity, by approximately €30.0 million (2024: €33.2 million, 2023: €36.8 million); a 100 basis point decrease in interest rates would have decreased profit or loss, and equity, by approximately €30.0 million (2024: €33.2 million, 2023: €36.8 million).

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

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	December 31,
	2025	2024	2023

Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(182,651)	€(70,387)	€(78,013)
Increase in Euros - GB Pounds	62	31	666
Increase in Euros - CH Francs	774	280	385

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents and financial investments held in U.S. dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our R&D activities.

Our capital structure consists of financial investments, cash and cash equivalents, and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

We manage our capital structure and make the necessary adjustments in the light of changes of economic circumstances, the risk characteristics of underlying assets and the projected cash needs of the R&D activities.

The adequacy of the capital structure will depend on many factors, including any future acquisition and business development transactions, future scientific progress in the R&D programs, the magnitude of those programs, the commitments to existing and new clinical contract research organizations, the ability to establish new alliance or collaboration agreements, the capital expenditures and market developments.

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

ADS fees and charges payable upon (i) deposit of ordinary shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of ordinary shares are charged to the person to whom the ADSs are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation (in the case of ADS cancellations). In the case of ADSs issued by the depositary into the Depositary Trust Company (the “DTC”), or presented to the depositary via DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs or the DTC participant(s) surrendering the ADSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2025. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of December 31, 2025, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our Company, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2025, was effective.

The effectiveness of internal control over financial reporting as of December 31, 2025 has also been audited by BDO Bedrijfsrevisoren BV, our independent registered public accounting firm. Their audit report on our internal control over financial reporting, is included below.

C.	Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Galapagos NV

Mechelen, Belgium

Opinion on Internal Control over Financial Reporting

We have audited Galapagos NV’s (the “Company’s”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, and the related consolidated income statements, statements of comprehensive income/loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 26, 2026 expressed an unqualified opinion thereon.

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

/s/ BDO Bedrijfsrevisoren BV Zaventem, Belgium, March 26, 2026
D.	Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.   Controls and procedures

Not applicable.

Item 16       Reserved

Not applicable.

Item 16A    Audit Committee financial expert

Our Board of Directors has determined that Neil Johnston is an Audit Committee financial expert as defined by SEC rules, and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Furthermore, Neil Johnston is an Independent Director as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B    Code of Conduct

We have established a Code of Conduct to ensure that the members of our Board of Directors and Executive Committee and all employees and external staff (such as consultants, interns, students, etc.) are making ethical and compliant decisions and are acting with integrity and respect for human rights when conducting our business and performing their day-to-day duties.

The Code of Conduct addresses topics such as anti-bribery and anti-corruption, anti-discrimination and anti-harassment, human rights, conflicts of interest, speak up, and responsible behavior.

We expect any conflicts to be addressed appropriately, and any breaches of the Code to be prevented. To this end, we provide various trainings, including Code of Conduct training to all employees and external staff. This year, 97% of the new employees and external staff completed the Code of Conduct training, and this percentage is measured against all new employees and external staff. We will continue to provide ongoing compliance and ethics trainings to strengthen awareness and support ethical decision-making.

Our Code of Conduct is available on our website at www.glpg.com/investors/corporate-governance/.

In 2025, three breaches of our Code of Conduct were escalated to the Audit Committee. Appropriate measures were taken to address these breaches.

Item 16C    Principal Accountant fees and services

BDO Bedrijfsrevisoren BV (BDO) was appointed as statutory auditor by the AGM held on April 25, 2023, for a term of three years expiring immediately after the AGM to be held in 2026 which will have decided upon the annual accounts for the financial year to be ended on December 31, 2025.

Our principal accountant billed the following fees to us for professional services rendered in 2025 and 2024:

	Year ended December 31,
	2025	2024

	(Euro, in thousands)
Audit Fees	€1,270.8	€1,063.9
Audit-Related Fees	14.0	17.2
Tax fees	15.1	49.5
All Other Fees	148.7	88.9
Total	€1,448.6	€1,219.5

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

“Tax Fees” are the aggregate fees billed for tax assistance.

“All Other Fees” are any additional amounts billed for products and services provided by the principal accountant. For the years ended December 31, 2025, and December 31, 2024, they relate to non-audit fees, in particular related to assurance services in relation to sustainability reporting.

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

The Audit Committee has considered the non-audit services provided by BDO Bedrijfsrevisoren BV in 2025 and 2024 as described above and believes that they are compatible with their independence as our external auditor in those years. In accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i), no fees for professional services were approved pursuant to any waivers of the pre-approval requirement.

Item 16D    Exemptions from the listing standards for Audit Committees

Not applicable.

Item 16E    Purchases of equity securities by the issuer and affiliated purchasers

Not applicable.

Item 16F    Change in registrant’s certifying accountant

Not applicable.

.

Item 16G    Corporate governance

As a Belgian naamloze vennootschap / société anonyme, we are subject to various corporate governance requirements under Belgian law, including the BCCA, and the 2020 Code. In addition, as we qualify a foreign private issuer listed on the Nasdaq Global Select Market, we will be subject to Nasdaq corporate governance listing standards. However, the Nasdaq Global Select Market’s listing standards include certain accommodations in corporate governance requirements that allow foreign private issuers to follow home country corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Global Select Market, with certain exceptions. We intend to rely on certain exemptions for foreign private issuers, and follow Belgian corporate governance practices in lieu of the Nasdaq corporate governance rules.

In 2019, the BCCA was approved by the Belgian Parliament. For existing companies, like us, there was in principle a transition regime providing for a staggered applicability of the new provisions. However, certain parts of the (new) BCCA already applied to us as of January 1, 2020, and the full transition was completed at our EGM of April 28, 2020, which resolved to amend our Articles of Association as a consequence of the newly applicable BCCA.

The full text of our Articles of Association (coordinated as per April 30, 2024) is made available as an exhibit to this annual report.

From January 1, 2022 until April 26, 2022, we had a two-tier governance structure as provided by the BCCA, with two governance bodies: the Supervisory Board and the Management Board. As of April 26, 2022, we have had adopted a one-tier governance structure as provided by the BCCA, with the Board of Directors replacing the (former) Supervisory Board and the Executive Committee replacing the (former) Management Board.

The role of the Board of Directors is to pursue sustainable value creation by us, by setting our strategy, putting in place effective, responsible and ethical leadership and monitoring our performance. The Board of Directors is the ultimate decision-making body, with the overall responsibility for managing and controlling us, and is authorized to carry out all actions that are necessary or useful for the realization of our objectives, with the exception of those reserved to the Shareholders’ Meeting by applicable law. The Board of Directors also supervises the Executive Committee and acts as a collegiate body.

The Board of Directors has delegated certain powers to manage us to the Executive Committee, led by our CEO. The Executive Committee is responsible and accountable to the Board of Directors for the discharge of its responsibilities. Furthermore, the Board of Directors has delegated our day-to-day management to one Executive Committee member, i.e., our CEO.

For further information on our governance structure, see the section of this annual report titled “Item 6.A – Directors and Senior Management”

On April 26, 2022, as a consequence of the introduction of a one-tier governance structure through the amendment of our Articles of Association, our Board of Directors approved an updated Corporate Governance Charter. On March 21, 2023, our Board of Directors approved an amendment to the Corporate Governance Charter. The amended Corporate Governance Charter refers to the establishment of the Management Committee supporting the Executive Committee, allows the same person to be Lead Non-Executive Director and Chairman of the Audit Committee, provides that the Lead Non-Executive Director is member or Chairman of the Nomination Committee, and clarifies that the Lead Non-Executive Director supports the Chairman in ensuring the prevention and managing of conflicts of interest involving potentially a director. On September 19, 2023, the Board of Directors approved another amendment that refers to the establishment of the Science and Development Committee as a specialized Board Committee to provide advice on certain matters to the Board of Directors, and that provides that non-executive Directors may only be natural persons. On December 11, 2023, the Board of Directors approved a further amendment to describe the responsibilities of the Audit Committee and management for overseeing and managing cybersecurity risks. On October 28, 2024, the Board of Directors approved an amendment to our Corporate Governance Charter regarding the composition of the Science & Development Committee, stipulating that when the Committee consists of an even number of members, it is sufficient that half are independent, provided that the Chair is independent. On November 3, 2025, the Board of Directors approved an amendment to our Corporate Governance Charter regarding the creation of the Transaction Committee, and the dissolution of the Science & Development Committee. Our Corporate Governance Charter is available on our website: www.glpg.com/investors/corporate-governance/ (this website does not form part of this annual report). The Corporate Governance Charter applies in addition to the applicable laws and regulations, our Articles of Association and the corporate governance provisions included in the BCCA and the 2020 Code. The Corporate Governance Charter describes the main aspects of our corporate governance, including our governance structure, the terms and functioning of the Board of Directors (including our Board Committees), the Executive Committee and the rules of conduct.

The 2020 Code is based on a “comply or explain” principle: Belgian listed companies are expected to follow the 2020 Code, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations.

For the reporting year beginning on January 1, 2025, our Board of Directors strove to comply with the rules and recommendations of the 2020 Code as much as possible. At the same time, our Board of Directors believes that certain deviations from its provisions were justified in view of our particular situation.

Provision 3.12 of the 2020 Code recommends that, in case of a one-tier governance structure, (a) there should be a clear division of responsibilities between the person presiding over the Board of Directors (the Chair) and the person assuming executive responsibility for running the Company’s business (the CEO), and (b) the Chair of the Board of Directors and the CEO should not be the same individual. In deviation from this provision, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), who was our CEO from April 1, 2022 until May 12, 2025, was also appointed as Chair of the Board of Directors as of April 26, 2022 and until May 12, 2025. In light of the prevailing circumstances, the Board of Directors considered that the one-tier governance structure and the combined role as CEO/Chair allowed us to fully leverage the leadership of Dr. Paul Stoffels, and to efficiently set and implement our direction and strategy. Furthermore, the Board of Directors is of the opinion that such combined role has a positive impact on the functioning and efficiency of the Board, as well on the provision of information to the Board of Directors, allowing the Board of Directors to monitor our (and the Galapagos Group’s) performance more effectively during the first half of 2025. In order to ensure a sufficient balance, the Board adopted a counter balancing governance structure that included the election of a Lead Non-Executive Director acting as the principal liaison between the Chair and the non-executive members of the Board of Directors (see also below). Effective as of March 21, 2023, Jérôme Contamine was appointed as our Lead Non-Executive Director. The Lead Non-Executive Director was entrusted with the responsibilities and powers set out in our Corporate Governance Charter. Effective May 12, 2025, Stoffels IMC BV stepped down as CEO and Chair, and Jérôme Contamine succeeded Stoffels IMC BV as Chair.

Provision 9.1 of the 2020 Code recommends that the Board of Directors assess its own performance and its interaction with the executive management, as well as its size, composition, functioning and that of its committees at least every three years. An evaluation of the Board of Directors and its Board Committees was carried out in the second half of 2022. As part of this exercise, the Board of Directors’ composition was reviewed, a composition matrix was created, and interviews were held with Board members on the functioning and composition of the Board of Directors. Board member profiles were established, which served the Board in the search for Director candidates to fill open positions by co-optation. In light of our ongoing transformation and the appointment by way of co-optation of several new Directors in 2025, the Board of Directors concluded that conducting an evaluation during the year 2025 would have been premature. The Board currently expects to consider undertaking an evaluation in 2026.

Differences between our corporate governance practices and the listing rules of the Nasdaq stock market

The following is a summary of the significant ways in which our corporate governance practices differ from those required by the Nasdaq Listing Rules with which we are not required to comply:

●	Quorum at shareholders’ meetings. Nasdaq Stock Market Listing Rule 5620(c) requires that for any shareholders’ meeting, the quorum must be no less than 33% (1/3) of the outstanding ordinary shares. There is no quorum requirement generally applicable to our shareholders’ meetings pursuant to the BCCA and/or our Articles of Association, except as provided for by Belgian law in relation to decisions regarding certain matters, e.g., amendment of the Articles of Association.
●	Committees. We have opted out of (a) Nasdaq Stock Market Listing Rule 5605(d)(2) which requires that compensation of officers must be determined by, or recommended to, the Board of Directors for determination, either by a majority of the Independent Directors, or a compensation committee comprised solely of Independent Directors, and (b) Nasdaq Stock Market Listing Rule 5605(e) which requires that Director nominees be selected, or recommended for selection, either by a majority of the Independent Directors or a nominations committee comprised solely of Independent Directors. Under Belgian law, we are not subject to such composition requirements. Pursuant to Article 7:100 of the BCCA and the rules and recommendations of the 2020 Code, we are required to set up a Remuneration Committee within our Board of Directors, consisting of a majority of independent members of our Board of Directors. In addition, the 2020 Code provides that the Board of Directors should set up a Nomination Committee, which can be combined with the Remuneration Committee. Until May 2, 2022, there was a combined Nomination and Remuneration Committee. As from May 2, 2022, our Board of Directors has set up a separate Nomination Committee and Remuneration Committee. Both Committees consist of a majority of Independent Directors.

●	Executive Session. Nasdaq Stock Market Listing Rule 5605(b)(2) requires that Independent Directors must have regularly scheduled meetings at which only Independent Directors are present. There is no corresponding requirement under Belgian law. We do not intend to require the independent Board members to meet separately from the full Board on a regular basis, although the Board of Directors is supportive of its independent members voluntarily arranging to meet separately from the other Board members when and if they wish to do so, and although our Corporate Governance Charter states that as long as the CEO serves as the Chair, the Lead Non-Executive Director shall chair sessions of the Non-Executive Directors to be held at least one time per year without the presence of the Chair.
●	Committee Charters. Nasdaq Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each Board Committee must have a formal written charter. Pursuant to the 2020 Code, our Board of Directors has drawn up a Corporate Governance Charter including, amongst others, the internal rules with respect to the composition, role and functioning of our Board Committees.
●	Shareholder Approval for Certain Issuances of Securities. Nasdaq Stock Market Listing Rule 5635 requires that a company obtains shareholder approval prior to making certain issuances of securities. Pursuant to the BCCA and subject to the conditions set forth therein and in our Articles of Association, our Board of Directors is allowed to increase our share capital in one or several times, and to issue new shares through the use of authorized capital limited to the maximum amount of our share capital. The authorized capital may however not be used for (i) capital increases by contribution in kind exclusively reserved for one of our shareholders holding shares to which more than 10% of the voting rights are attached, (ii) the issuance of shares with multiple voting rights, (iii) the issuance of a new class of securities, or (iv) the issuance of subscription rights intended mainly for one or more specified persons other than our or our subsidiaries’ staff. Restrictions on the use of the authorized capital also exist in case a public take-over bid on us has been announced.

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

Item 16K    Cybersecurity

Cybersecurity Risk Management and Strategy

We currently maintain an information security risk management framework designed to protect us from risks from cybersecurity threats. This framework is informed by a security controls matrix that incorporates elements of an industry-standard cybersecurity framework. Our risk management framework operationalizes risk management principles designed to identify and assess upcoming risks, and assign the risks to risk owners with appropriate mitigation steps. We also conduct internal and external penetration testing and vulnerability assessments, and engage third-party cybersecurity experts to conduct periodic cybersecurity risk assessments.

We also maintain written information security policies and procedures designed to maintain confidentiality, integrity and availability of our data and IT systems. Our incident response plans and playbooks address clearly identified control objectives, which are based on industry standards, and have been operationalized in policies, procedures and work instructions. We have also engaged an external security partner to support us on a broad set of cybersecurity activities, the daily management of our security operations and on-demand services.

Cybersecurity threats associated with the use of third-party vendors are managed and overseen through specific policies and procedures. Each vendor is evaluated on their cybersecurity risk, and remediation programs for identified risks are set up and periodically reviewed based on the initial assessment.

We continuously assess cybersecurity threats and make ongoing investments designed to mitigate the evolving risks associated with cybersecurity threats.

We have not identified any cybersecurity incidents or threats that have materially affected us or are reasonably likely to materially affect us, including our business strategy, results and operations, or financial condition. See “Item 3.D. “Risk Factors” in this Annual Report on Form 20-F for more information.

Governance Related to Cybersecurity Risks

The Chief Information Security Officer (“CISO”) is responsible for our information security risk management process, and reports periodically on our information security risk environment to various Company stakeholders (internal control, data privacy, quality and compliance teams). Currently, the CISO position is held by an individual with over 20 years of work experience in life sciences IT management positions, and who previously had responsibility over information security and risk management.

We have also established a cross-functional Cybersecurity Disclosure team (“CSD team”) and Cybersecurity Disclosure board (“CSD board”) to oversee and manage the prioritization of risks from cybersecurity threats. The CSD team is comprised of the CISO and members of our legal and internal control teams. The CSD team members have experience in cybersecurity, legal and financial reporting. The CSD team is comprised of the CISO, the Head of Internal Audit, the General Counsel, and the Chief Financial Officer. The CSD team members have experience in the areas of cybersecurity, legal, data protection, internal control and finance.

Our Board of Directors is responsible for the oversight of our risk management activities, and has delegated to the Audit Committee the responsibility to assist our Board in this task. While our Board of Directors oversees our risk management, our Executive Committee is responsible for day-to-day risk management processes.

Specifically, our Audit Committee is responsible for evaluating our system of internal control and risk management, including the cybersecurity risk management program and related controls. The CISO and the Head of IT review risks from cybersecurity threats and incidents with the Audit Committee during an annual review, and report incidents that require escalation per set procedures.

The Executive Committee is responsible for setting up and maintaining policies related to our risk profile and our systems to identify, assess, manage and monitor cybersecurity risks.

PART III

Item 17    Financial statements

Not applicable.

Item 18    Financial statements

See pages F-1 through F-71 of this annual report.

Item 19    Exhibits

The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

Index to the Consolidated Financial Statements

FINANCIAL SECTION

Audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Galapagos NV

Mechelen, Belgium

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Galapagos NV (the “Company”) as of December 31, 2025,  and 2024, the related consolidated income statements, consolidated statements of comprehensive income/loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024 , and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with   IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Completeness of provision related to the wind-down of the cell therapy business

On October 21, 2025, the Company announced its intention to wind-down the cell therapy business, and the Board of directors approved the start of the wind down activities on January 5, 2026. As disclosed in notes 2, 4 and 28 to the consolidated financial statements, the wind down resulted in a provision of EUR 16.3 million as of December 31, 2025 related to early termination of contracts.

The provision related to the cell therapy wind-down was identified as a critical audit matter because of the significant (a) judgment required to determine the timing of recognition and compliance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and (b) estimation uncertainty and judgment involved in measuring the provision as of December 31, 2025.

Auditing the provision for early contract termination was complex because of significant judgments about when contracts would terminate in 2026, how and when the wind down plan would be executed, the uncertainty in the results of ongoing negotiations with collaboration partners and suppliers, and whether the recognition criteria in IAS 37 were met at year end.

The primary procedures we performed to address this critical audit matter included:

●	Testing the design and operating effectiveness of controls over the recognition and measurement of provisions for early contract termination.
●	Assessing internal and external communications about the wind down, examining relevant legal and contractual documentation, and obtaining confirmations from the Company’s internal and external legal advisors.
●	Verifying the accuracy of the provision calculations by challenging management’s assumptions about the execution of the wind down plan, the expected timing of contract terminations, and by tracing those assumptions to supporting evidence, contracts and other communications that substantiate expected costs for undelivered purchase commitments and potential penalties.
●	Evaluating whether all obligations arising from the wind down had been identified by performing procedures designed to detect unrecorded liabilities, including assessing whether contract termination decisions or constructive obligations existed prior to year end.
●	Evaluating the appropriateness of the related disclosures included in notes 2, 4 and 28 to the consolidated financial statements in relation to these matters.

Revenue recognition related to the OLCA with Gilead

As disclosed in Notes 2 and 4 to the consolidated financial statements, following the 2025 amendments to the OLCA and the Company’s intention to wind down the cell therapy business, management derecognized the contract liability relating to Gilead’s access and option rights to the Company’s drug discovery platform and recognized the amount of EUR 1,069 million as collaboration revenue in the period ended December 31, 2025.

We identified the release of the contract liability as a critical audit matter because of the significant judgment required to assess that no enforceable performance obligation remains that would support a contract liability as of December 31, 2025.

Auditing the release of the contract liability was especially challenging because of the significant management’s judgements involved. Key areas of judgement included management’s conclusions that (a) no internal program currently exists to which Gilead could apply its opt-in rights under the OLCA, and (b) while the OLCA could apply to future programs resulting from business acquisitions, any application would require a sovereign decision by the Board of directors, on which two Gilead representatives sit but do not hold a majority, including an amendment to the OLCA.

The primary procedures we performed to address this critical audit matter included:

●	Assessing and testing the design and operating effectiveness of controls over collaboration revenue recognition under the OLCA.
●	Obtaining and examining the OLCA and all subsequent amendments to identify and understand the contractual obligations impacting the contract liability.
●	Inspecting correspondence and minutes of Board meetings, and evaluating the external legal advice obtained by the Company.
●	Challenging management’s judgements in derecognizing the contract liability by inspecting and assessing supporting evidence, including internal program plans, acquisition criteria, board governance documents and external communications.
●	Evaluating the appropriateness of the related disclosures included in notes 2 and 4 to the consolidated financial statements in relation to these matters.

/s/ BDO Bedrijfsrevisoren BV We have served as the Company's auditor since 2023. Zaventem, Belgium March 26, 2026

Consolidated Statements of Financial Position

	December 31,
	2025	2024	Notes

	(Euro, in thousands)
Assets
Goodwill	€—	€70,010	13
Intangible assets other than goodwill	848	164,862	14
Property, plant and equipment	80,663	122,898	15
Deferred tax assets	195	1,474	25
Non-current R&D incentives receivables	126,662	132,729	19
Non-current contingent consideration receivable	47,750	42,465	5
Equity investments	46,809	52,941	16
Other non-current assets	2,959	8,708	18
Convertible loan	21,175	—	17
Non-current financial investments	—	200,182	22
Non-current assets	327,061	796,269

Inventories	22,493	51,192	20
Trade and other receivables	20,706	47,476	21
Current R&D incentives receivables	31,208	39,882	19
Current financial investments	2,910,180	3,053,334	22
Cash and cash equivalents	87,868	64,239	23
Escrow account	—	41,163	5
Other current assets	7,002	31,049	21
Current assets from continuing operations	3,079,457	3,328,335

Assets in disposal group classified as held for sale	—	11,115	5/15

Total current assets	3,079,457	3,339,450

Total assets	€3,406,518	€4,135,719

Equity and liabilities

Share capital	€293,937	€293,937	24
Share premium account	2,736,994	2,736,994	24
Other reserves	(8,637)	(3,158)	24
Translation differences	2,997	3,472
Accumulated result	210,577	(134,306)
Total equity	3,235,868	2,896,939

Retirement benefit liabilities	—	2,099
Deferred tax liabilities	—	20,660	25
Non-current lease liabilities	5,186	8,243	26
Other non-current liabilities	12,601	33,821	27
Non-current deferred income	—	838,876	29
Non-current liabilities	17,787	903,699

Current lease liabilities	1,729	3,479	26
Trade and other liabilities	104,647	98,877	27
Provisions	45,499	—	28
Current tax payable	956	249	11
Current deferred income	32	232,476	29
Total current liabilities	152,863	335,081

Total liabilities	170,650	1,238,780
Total equity and liabilities	€3,406,518	€4,135,719

The accompanying notes form an integral part of these financial statements.

Consolidated Income Statements

	Year ended December 31,
	2025	2024	2023	Notes

	(Euro, in thousands, except per share data)
Supply revenues	€29,924	€34,863	€—	7
Collaboration revenues	1,082,324	240,786	239,724	7
Total net revenues	1,112,248	275,649	239,724

Cost of sales	(29,736)	(34,863)	—
Research and development expenses	(459,421)	(335,459)	(241,294)	8
Sales and marketing expenses	(6,100)	(17,193)	(5,676)	8
General and administrative expenses	(147,333)	(117,245)	(128,289)	8
Impairment of the cell therapy activities	(228,112)	—	—	8
Other operating income	53,493	40,773	47,272	8

Operating profit/loss (-)	295,039	(188,338)	(88,263)

Fair value adjustments and net exchange differences	(39,356)	95,795	16,252	10
Other financial income	48,051	91,128	80,249	10
Other financial expenses	(2,863)	(1,670)	(2,613)	10

Profit/loss (-) before tax	300,871	(3,085)	5,625

Income taxes	18,621	1,803	(9,613)	11

Net profit/loss (-) from continuing operations	319,492	(1,282)	(3,988)

Net profit from discontinued operations, net of tax	1,392	75,364	215,685	5

Net profit	€320,884	€74,082	€211,697
Net profit attributable to:
Owners of the parent	320,884	74,082	211,697
Basic and diluted earnings per share	€4.87	€1.12	€3.21	12
Basic and diluted earnings/loss (-) per share from continuing operations	€4.85	€(0.02)	€(0.06)

The accompanying notes form an integral part of these financial statements.

Consolidated Statements of Comprehensive Income/Loss (-)

	Year ended December 31,
	2025	2024	2023	Notes

	(Euro, in thousands)

Net profit	€320,884	€74,082	€211,697
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation	653	246	(1,037)	24
Fair value adjustment financial assets held at fair value through other comprehensive income	(6,132)	2,486	—	24
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	(475)	578	392
Realization of translation differences upon sale of foreign operations	—	4,095	—
Other comprehensive income/loss (-), net of income tax	(5,954)	7,405	(645)

Total comprehensive income attributable to:
Owners of the parent	314,930	81,487	211,052

Total comprehensive income/loss (-) attributable to owners of the parent arises from:
Continuing operations	313,538	1,764	(4,564)
Discontinued operations	1,392	79,723	215,616
Total comprehensive income, net of income tax	€314,930	€81,487	€211,052

The accompanying notes form an integral part of these financial statements.

Consolidated Statements of Changes in Equity

	Share capital	Share premium account	Translation differences	Other reserves	Accumul. Result	Total

	(Euro, in thousands)
On December 31, 2022	€293,604	€2,735,557	€(1,593)	€(4,853)	€(496,689)	€2,526,026
Net profit					211,697	211,697
Other comprehensive income/loss (-)			392	(1,037)		(645)
Total comprehensive income/loss (-)			392	(1,037)	211,697	211,052
Share-based compensation					56,718	56,718
Exercise of subscription rights	333	1,437				1,770
On December 31, 2023	€293,937	€2,736,994	€(1,201)	€(5,890)	€(228,274)	€2,795,566
Net profit					74,082	74,082
Other comprehensive income			4,673	2,732		7,405
Total comprehensive income			4,673	2,732	74,082	81,487
Share-based compensation					19,886	19,886
On December 31, 2024	€293,937	€2,736,994	€3,472	€(3,158)	€(134,306)	€2,896,939
Net profit					320,884	320,884
Other comprehensive loss			(475)	(5,479)		(5,954)
Total comprehensive income/loss (-)			(475)	(5,479)	320,884	314,930
Share-based compensation					23,999	23,999
On December 31, 2025	€293,937	€2,736,994	€2,997	€(8,637)	€210,577	€3,235,868

The accompanying notes form an integral part of these financial statements.

Consolidated Statements of Cash Flows

	2025	2024	2023	Notes

	(Euro, in thousands)

Net profit	€320,884	€74,082	€211,697

Impairment of the cell therapy activities	228,112	—	—	8
Increase in provisions	45,499	—	—	28
Adjustment for non-cash transactions	127,160	(4,909)	99,291	30
Adjustment for items to disclose separately under operating cash flow	(63,443)	(89,644)	(65,763)	30
Adjustment for items to disclose under investing and financing cash flows	(42,254)	(76,239)	(16,688)	30
Change in working capital other than deferred income	149,252	(61,445)	(31,373)	30
Cash used for other liabilities related to the disposal of subsidiaries	—	(3,598)	—	5
Cash used for other liabilities related to the acquisition of subsidiaries	(1,792)	—	—
Decrease in deferred income	(1,071,319)	(255,508)	(661,062)	29

Cash used in operations	(307,901)	(417,261)	(463,898)

Interest paid	(464)	(689)	(3,809)
Interest received	51,281	97,518	69,907
Corporate taxes received/paid (-)	(372)	406	(8,170)

Net cash flows used in operating activities	(257,456)	(320,026)	(405,970)

Purchase of property, plant and equipment	(13,704)	(16,720)	(18,706)	15
Purchase of and expenditure in intangible fixed assets	(155)	(65,390)	(567)	14
Proceeds from disposal of property, plant and equipment	462	3	2,426	15
Purchase of financial investments	(3,465,056)	(3,349,406)	(3,390,178)	22
Investment income received related to financial investments	60,448	29,498	14,765	22
Sale of financial investments	3,684,643	3,668,441	3,484,411	22
Proceeds from settlement of hedging instrument	22,745	—	—
Cash in/cash out (-) from the disposal of subsidiaries, net of cash disposed of	19,431	(8,949)	—	5
Cash out from acquisition of subsidiaries, net of cash acquired	—	—	(7,000)
Convertible loan issued to third party	(20,000)	—	—	17
Acquisition of equity investments held at fair value through other comprehensive income	—	(36,880)	(13,965)	16

Net cash flows generated from investing activities	288,814	220,597	71,186

Payment of lease liabilities	(3,273)	(4,924)	(6,771)	26
Proceeds from capital and share premium increases from exercise of subscription rights	—	—	1,770	24

Net cash flows used in financing activities	(3,273)	(4,924)	(5,001)

Increase/decrease (-) in cash and cash equivalents	€28,085	€(104,353)	€(339,785)

Cash and cash equivalents at beginning of the year	€64,239	€166,810	€508,117	23

Increase/decrease (-) in cash and cash equivalents	28,085	(104,353)	(339,785)

Effect of exchange rate differences on cash and cash equivalents	(4,456)	1,782	(1,522)

Cash and cash equivalents at end of the year	€87,868	€64,239	€166,810	23

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

We are a biotechnology company built to bring medicines to patients with serious diseases in therapeutic areas of unmet need.

The components of the result presented in the financial statements include the results of the companies mentioned in note 34 Consolidated companies as of December 31, 2025.

Our operations had 452 employees on December 31, 2025 (as compared to 704 employees on December 31, 2024,) mainly working in our operating facilities in Mechelen (the Belgian headquarters), the Netherlands, Switzerland and the United States. During 2025, a restructuring of the small molecule discovery activities and a restructuring of the cell therapy activities was announced, which have a significant impact on our operations. We refer to note 2 for further details on the two restructurings.

2. Summary of significant transactions

STRATEGIC REORGANIZATION

On January 8, 2025, we announced a planned separation into two publicly traded entities and our plans to discontinue our small molecule discovery programs and seek potential partners to take over our small molecules’ assets. This led to a reduction of approximately 300 positions across the organization in Europe, representing 40% of our employees, mainly in Belgium and France. Our site in France was closed.

On May 13, 2025, we announced that, although we had made significant progress in reorganizing our business towards the separation, following regulatory and market developments, our Board of Directors had decided to re-evaluate the previously proposed separation and explore all strategic alternatives for our cell therapy activities, with a focus on maximizing resources available for transformative business development transactions.

During 2025 we incurred costs for this strategic reorganization related to the small molecules activities and intended separation, for €124.8 million. This was reflected in severance costs of €47.7 million, costs for early termination of collaborations of €46.1 million, impairment on fixed assets related to small molecules activities of €9.5 million, professional service costs of €14.8 million, €4.6 million additional accelerated non-cash cost recognition for subscription right plans related to good leavers and €2.1 million other operating expenses.

WIND-DOWN OF THE CELL THERAPY ACTIVITIES

On October 21, 2025, we announced our intention to wind down our cell therapy activities following a comprehensive strategic review and sale process, including an exploration of potential divestment options. On January 5, 2026, following completion of the works councils’ processes in Belgium and the Netherlands, the Board of Directors announced the decision to initiate the wind-down of the cell therapy activities.

This wind-down will impact approximately 365 employees across Europe, the U.S. and China, and will result in the closure of the sites in Leiden (the Netherlands), Basel (Switzerland), Princeton and Pittsburgh (U.S.), and Shanghai (China). We will maintain a dedicated presence at our headquarters in Mechelen, Belgium, as well as hubs in Chicago and San Francisco in the U.S.. The remaining Galapagos NV organization will be repositioned for long-term growth through transformational business development. We will continue to manage non-cell therapy activities.

As a result of the intention to wind down, the cell therapy activities associated assets’ recoverable amount was estimated lower than the assets’ carrying value, resulting in an impairment loss of €228.1 million for the associated goodwill and intangible assets and a partial impairment for property, plant and equipment. We also recorded severance costs of €33.3 million, €16.3 million costs for early termination of collaborations, professional service costs of €10.1 million, €1.5 million additional accelerated non-cash cost recognition for subscription right plans related to good leavers and €7.5 million other operating expenses. We also recognized a fair value gain of €21.8 million on the contingent consideration payable related to the acquisition of CellPoint. This amount was recorded in the line “Other operating income” in the consolidated income statement. Total pre-tax effect of the wind-down thus added to €275.0 million.

Finally we recorded a deferred tax income of €19.3 million from the release in profit or loss of the net deferred tax liabilities related to the accounting of the acquisitions of CellPoint and AboundBio.

GILEAD COLLABORATION AGREEMENT

On July 14, 2019, we and Gilead announced that we entered a ten-year global R&D collaboration. Through this agreement, Gilead gained exclusive access to our innovative portfolio of compounds, including clinical and preclinical programs and a proven drug discovery platform. At inception of this collaboration in 2019, we received an upfront payment €3,569.8 million ($3.95 billion) and a €960.1 million ($1.1 billion) equity investment from Gilead.

We identified the following three performance obligations as part of this collaboration: (i) the transfer of an extended license on ziritaxestat GLPG1690, (ii) the granting of exclusive access to our drug discovery platform (i.e., the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 on the global development activities of filgotinib, as a result of the revised license and collaboration agreement.

The first performance obligation (i) was completely satisfied in 2019. The third performance obligation (iii) was transferred to Alfasigma on January 31, 2024, when we closed the transaction for the transfer of the Jyseleca® business to Alfasigma and the (amended and restated) collaboration agreement relating to filgotinib was assigned to Alfasigma as a consequence thereof.

As per December 31, 2024, only the performance obligation (ii) related to the grant of exclusive access to our drug discovery platform (i.e., IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe was retained.

On January 8, 2025, we announced an intended separation into two entities, in which we would spin out a newly incorporated company (to be named at a later date, hereinafter “SpinCo”, which was incorporated on February 14, 2025), which would focus on building a pipeline of innovative medicines through transformational transactions. We would continue to advance our global cell therapy leadership in addressing high unmet medical needs in oncology. In the framework of the separation, we and Gilead had agreed to amend the existing arrangements between us.

OLCA

Under the OLCA, we would continue to lead and fund all R&D activities of our programs until the end of the relevant Phase 2 clinical trials. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead would have the option to acquire an exclusive commercial license to that program in all countries outside of Europe. If an option would be exercised, Gilead and we would co-develop the compound and share costs equally. Gilead would maintain option rights to our programs through the ten-year term of the collaboration. For all programs resulting from the collaboration (other than GLPG1972 and GLPG1690), Gilead would make a $150 million opt-in payment per program and would owe no subsequent milestones. We would receive tiered royalties ranging from 20 – 24% on net sales of all our products licensed by Gilead in countries outside Europe as part of the agreement. For GLPG1972, Gilead declined to exercise its option under the collaboration agreement in November 2020. In February 2021, the development of GLPG1690 (ziritaxestat) was discontinued.

In January 2025, we agreed with Gilead in the framework of the intended separation, that we would assign the OLCA to the newly formed SpinCo as of the effective date of the separation. As of the separation, we would be released from the collaboration and would have full global development and commercialization rights to our pipeline, which would no longer be subject to Gilead’s opt-in rights under the OLCA, subject to payment of single digit royalties to Gilead on net sales of certain products. The applicable royalty rates would be subject to customary step-downs and adjustments, such as reductions where there is no patent protection, no regulatory exclusivity, or in the presence of generic competition. The royalty term would continue until the later of the expiration of our last patent covering the product, the expiration of regulatory exclusivity, or twenty years after the separation date.

In the framework of this intended separation, Gilead agreed to waive its rights under the OLCA with respect to all of our and our affiliates' small molecule R&D activities and programs (“Small Molecules Waiver”). This waiver allows us to wind down, license, divest, partner, or take other similar actions (“Permitted Transaction/Action”) in respect of the small molecule programs without Gilead’s consent or veto. Gilead would not receive any royalties, proceeds, payments, or other consideration arising from these actions..

In May 2025, following regulatory and market developments, we re-evaluated the proposed separation and determined to evaluate all strategic alternatives for the cell therapy activities. To facilitate this process, we and Gilead entered into a cell therapy royalty and waiver agreement in July 2025, pursuant to which Gilead agreed to waive its rights under the OLCA with respect to all of our cell therapy R&D activities and programs. As a result, our cell therapy activities are no longer subject to Gilead’s opt-in rights under the OLCA, subject to payment of (i) a single digit percentage payment on revenues derived from the divestment of our cell therapy programs and (ii) single digit royalties to Gilead on net sales of certain products, in each case subject to customary reductions and adjustments. This waiver allows us to wind down, license, divest, partner, or take other similar actions in respect of the cell therapy programs without Gilead’s consent or veto. We ultimately determined not to pursue the proposed separation. As described above, on October 21, 2025, we announced the intention to wind down the cell therapy activities. On January 5, 2026, following completion of the works councils’ processes in Belgium and the Netherlands, the Board of Directors announced the decision to initiate the wind-down of the cell therapy activities.

Following the 2025 OLCA amendments and other events as described above, the remaining contract liability relating to the OLCA access and option right of Gilead to our drug discovery platform amounting to €1,069.0 million at December 31, 2024 was derecognized and released as revenue in 2025. In that respect, we refer to note 4 “Critical judgements in applying accounting policies”.

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

Terms of the Gilead equity investment

As part of the R&D collaboration of 2019 Gilead also entered into a share subscription agreement with us. As a result of the equity subscription we received a transparency notification from Gilead on August 28, 2019 confirming they held 22.04% of the then issued and outstanding shares of Galapagos.

By exercising Warrant A on November 6, 2019, Gilead increased its ownership in us to 25.10% of the then outstanding shares. Gilead further increased its ownership to 25.84% at December 31, 2019. Gilead’s ownership then diluted to 25.35% at December 31, 2023 and at December 31, 2024, and at December 31, 2025, due to one capital increase resulting from the exercise of subscription rights under employee subscription right plans in the course of 2023.

In addition, subsequent Warrant B was approved by the EGM of Shareholders of April 30, 2024 allowing Gilead to further increase its ownership of us to up to 29.9% of our issued and outstanding shares. The subsequent Warrant B has a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of our shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) €140.59, and will expire on August 23, 2029. On December 31, 2025 the value of the subsequent Warrant B amounted to €0.01 million.

Evolution of the total transaction price for the Gilead collaboration

The transaction price is composed of a fixed part, being non-refundable upfront and license fees and a variable part, being milestone payments, sales-based milestones and sales-based royalties, and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement to the extent that it is highly probable that a significant reversal of revenue will not occur. Milestone payments received from Gilead are recognized in revenue over time until the end of the development plan. Sales-based milestones and sales-based royalties are also part of the arrangement and are recognized as revenues at a point in time at the moment they occur.

The €4.0 billion “upfront consideration” per December 31, 2025 originates from our initial filgotinib agreement with Gilead of 2015 (€275.6 million), €3.6 billion from the initial allocation of the total upfront consideration received through the 2019 collaboration (see beginning of this section) and €172.6 million resulting from amendments to our filgotinib collaboration in 2020 (€160.0 million) and to the Diversity study in 2021 (€12.6 million).

The table below summarizes the changes in the transaction price during 2025 under the OLCA with Gilead:

	December 31, 2023	Other movements in 2024	December 31, 2024	Other movements in 2025		December 31, 2025

	(Euro, in thousands)
Upfront consideration	€4,018,016		€4,018,016			€4,018,016
Milestones achieved	212,601		212,601			212,601
Royalties	40,176	€10,604	50,780		€12,177	62,957
Impact initial valuation of share subscription	124,604		124,604			124,604
	4,395,397	10,604	4,406,001		12,177	4,418,178
Less:
Warrants issuance liabilities
Warrant A	(43,311)		(43,311)			(43,311)
Initial Warrant B	(2,545)		(2,545)			(2,545)
Subsequent Warrant B	(54)	45	(9)			(9)
	4,349,487	10,649	4,360,136		12,177	4,372,313
Allocation to performance obligations
Ziritaxestat	666,967		666,967			666,967
Filgotinib (1)	1,381,644	10,604	1,392,248		12,177	1,404,425
Drug discovery platform	€2,300,876	€45	€2,300,921	€		€2,300,921

(1)	With regard to the additional consideration received as a result of the OLCA (July 14, 2019) allocated to the filgotinib performance obligation, we assumed the existence of a significant financing component estimated to €44.5 million as of December 31, 2019 reflecting the time value of money on the estimated recognition period. This financing component was reassessed to €39.8 million on December 31, 2023 and to €39.3 million on January 31, 2024, the date of the transfer of the contract to Alfasigma.

Other movements in 2025 related to the recognition in revenue of the Gilead royalties on Jyseleca®.

TRANSFER OF ASSETS AND FINANCING AGREEMENT WITH ONCO3R THERAPEUTICS BV

In April 2025, we and Onco3R Therapeutics (Onco3R) signed an agreement under which multiple small molecule immunology and oncology assets, including Phase 1-ready SIK3 inhibitor, have been sold to Onco3R. Under the terms of the agreement, we participated in Onco3R’s start-up capital via a convertible loan facility of €20 million, which could convert during a future equity financing round.

Onco3R is obligated to use commercially reasonable efforts to develop and commercialize the SIK asset.

This convertible loan facility is presented in the line “Convertible loan” in our statement of financial position and is measured at fair value through profit or loss. As per December 31, 2025, the fair value change recognized is related to the capitalized interest.

In exchange for the transfer of these assets, we are entitled to a contingent consideration. The contingent consideration is recognized as a financial asset recognized at fair value through profit or loss. On December 31, 2025, the fair value is valued by management at zero, based on the very-early stage of the transferred assets. The fair values are reviewed at each reporting date and any changes are reflected in our consolidated income statement. An impairment loss was already recorded for assets transferred to Onco3R Therapeutics (€1.7 million) at March 31, 2025.

3. Material accounting policies

Our material accounting policies are summarized below.

BASIS OF PREPARATION AND GOING CONCERN ASSUMPTION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards). The consolidated financial statements provide a general overview of our activities and the results achieved. They give a true and fair view of our financial position, our financial performance and cash flows, on a going concern basis.

The consolidated financial statements are presented in Euros, which is also our functional currency. Amounts are rounded to the nearest thousand, unless otherwise stated.

The consolidated financial statements have been prepared on a historical cost basis, except for the following items:

-Financial instruments – fair value through profit or loss

-Financial instruments – fair value through other comprehensive income

-Contingent consideration

-Net defined benefit liability

-Cash settled share-based payment liabilities

NEW STANDARDS AND INTERPRETATIONS APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2025

New standards and interpretations applicable for the annual period beginning on January 1, 2025 did not have a material impact on our consolidated financial statements.

STANDARDS AND INTERPRETATIONS PUBLISHED, BUT NOT YET APPLICABLE FOR THE ANNUAL PERIOD BEGINNING ON JANUARY 1, 2025

A number of new standards are effective for annual periods beginning on or after January 1, 2026 with earlier adoption permitted. However we have not early adopted new or amended standards in preparing our consolidated financial statements. We are currently still assessing the impact of these new accounting standards and amendments that are not yet effective but we expect no standard to have a material impact on our financial statements in the period of initial application, except for the effect of IFRS 18 as mentioned below.

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

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the income statement, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the income statement into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

We are currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

Although the adoption of IFRS 18 will have no impact on our net result, the following changes are likely to be reflected:

-Profit/loss before financing and income tax will be introduced as a new subtotal in the income statement.
-Interest income and fair value changes on loans granted will be removed from financial result and classified as part of the investing category
-Interest income and fair value changes on cash and cash equivalents and financial investments will be removed from financial result and classified as part of the investing category

-Foreign exchange difference will be classified in the category where the related income and expense form the item giving rise to the foreign exchange difference. That means that foreign exchange differences on current financial investments and cash and cash equivalents will have to be classified from financial to investing category.

Changes to the cash flow statement

-Interest received currently classified as part of operating cash flows will have to be presented as part of investing cash flows
-Interest paid currently classified as part of operating cash flows will have to be presented as part of financing cash flows

IFRS 19 does not apply to Galapagos NV as it is a parent company.

BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method. In the statement of financial position, all identifiable assets, liabilities and contingent liabilities are initially recognized at their fair value at the acquisition date. The results of acquired operations are included in our consolidated income statement from the date on which control is obtained. Any contingent consideration to be transferred by us will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in our consolidated income statement. The excess of the fair value of the total purchase consideration transferred over the fair value of the acquired assets and assumed liabilities is recognized as goodwill. The valuations in support of fair value determinations are based on information available at the acquisition date. Acquisition-related costs are expensed as incurred.

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

Any impairment costs are recorded in our consolidated income statement on the line “Impairment of the cell therapy activities”.

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

(ii)	Licenses, rights, technology and in-process R&D

Acquired in-process R&D obtained through in-licensing agreements, business combinations, collaboration agreements or separate acquisitions are capitalized as an intangible asset provided that they are separately identifiable, controlled by us and expected to provide economic benefits. As the probability criterion in IAS 38 is always considered to be satisfied for separately acquired R&D assets, upfront and milestone payments to third parties for products or compounds for which regulatory approval has not yet been obtained are recognized as intangible assets. We consider such intangible assets as not yet available for use until the moment that the underlying asset is approved and commercially launched. Amortization will commence when the underlying asset is approved for commercialization and the asset will be amortized over its useful life.

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

Contract costs only include success fees that were capitalized in relation to the Gilead agreement of 2019. These costs are amortized on a straight-line basis over a period of ten years, reflecting the term of our collaboration with Gilead.

We review at each balance sheet date the carrying amount of our intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or CGU is estimated to be less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recognized at cost less accumulated depreciation and any impairment loss.

Depreciation of an asset begins when it is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is recognized so as to write off the cost of assets over their useful lives, using the straight-line method, on the following basis:

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

●	a financial asset that (i) is held within a business model whose objective is to collect the contractual cash flows and (ii) has contractual cash flows that are solely payments of principal and interest on the principal amount outstanding is measured at amortized cost (net of any write down for impairment), unless the asset is designated at fair value through profit or loss (“FVTPL”) under the fair value option;
●	a financial asset that (i) is held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and (ii) has contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, is measured at fair value through other comprehensive income (“FVTOCI”), unless the asset is designated at FVTPL under the fair value option;
●	all other financial assets are measured at FVTPL.

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

Financial assets at fair value through other comprehensive income

Equity instruments

Until December 31, 2023, equity investments were classified as fair value through profit or loss (“FVPL”), unless we made an irrevocable election at initial recognition for certain non-current equity investments to present changes in Other comprehensive income (“FVOCI”).

As from January 1, 2024, because of our ongoing business transformation post Jyseleca® divestiture, we changed the classification of our equity investments. All our existing strategic equity investments have been measured at fair value through other comprehensive income rather than through profit or loss in 2024 and 2025. This election is irrevocable and there is no subsequent reclassification of fair value of gains and losses to profit or loss following the derecognition of the investments in the future.

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

Financial investments

Financial investments include financial assets measured at fair value through profit or loss and may comprise short term bond funds that have a maturity equal or less than 12 months, and money market funds.

Financial investments are designated at fair value through profit or loss if we manage such investments and make purchase and sale decisions based on their fair value in accordance with the investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial investments at fair value through profit or loss are measured at fair value, and changes therein, which take into account any dividend income, are recognized in profit or loss.

Convertible loan

Convertible loan is classified as a financial asset in accordance with IAS 32, as it represents a contractual right to receive equity instruments of another entity. In accordance with IFRS 9, the convertible loan is measured at fair value through profit or loss, as the convertible loan does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income, as described above. At conversion, the number of shares to be received shall vary depending on future financing rounds and corresponding subscription prices. After initial recognition, changes in the fair value shall be recognized in the income statement.

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

The R&D incentives receivables relate to refunds resulting from R&D incentives on R&D expenses in France and Belgium. This is a grant receivable that is based on annual declarations and is only refunded in case it cannot be offset by a tax payable. R&D incentives receivables are discounted over the period until maturity date according to the appropriate discount rates. We refer to the accounting policy on grants and R&D incentives.

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

Cash and cash equivalents exclude restricted cash, which is presented in the line “other non-current assets” in the statement of financial position.

Impairment

The impairment loss of a financial asset measured at amortized cost is calculated based on the expected loss model.

For trade receivables, in the absence of a significant financing component, the loss allowance is measured at an amount equal to lifetime expected credit losses. Those are the expected credit losses that result from all possible default events over the expected lifetime of those trade receivables.

Impairment losses are recognized in the consolidated income statement.

(ii) Financial liabilities

Financial liabilities are initially measured either at fair value or at their transaction price. Subsequent to initial recognition, financial liabilities are measured at amortized cost or at fair value.

Financial liabilities measured at amortized cost mainly comprise trade and other liabilities.

Trade and other liabilities are comprised of liabilities that are due less than one year from the balance sheet date and are in general not interest bearing and settled on an ongoing basis during the financial year. They also include accrued expenses related to our R&D project costs.

We derecognize a financial liability when its contractual obligations are discharged, cancelled or expire.

Financial liabilities measured at fair value through profit or loss comprise the contingent consideration related to the CellPoint milestones. We refer to note 4 for more details.

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

REVENUE RECOGNITION

Revenues to date have consisted principally of collaboration revenues, which consist of milestones, license fees, non-refundable upfront fees and royalties received in connection with collaboration and license agreements. Starting in 2021, we also have commercial revenues from the sales of Jyseleca, which are reported as “Product net sales” on the discontinued operations line in our consolidated income statement.

The revenue recognition policies can be summarized as follows: We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for agreements that we determine are within the scope of IFRS 15, we perform the following five steps:

COLLABORATION REVENUES

(i) identify the contract

In our agreements with customers we are mainly transferring licenses on our IP and in some cases this is combined with access rights and/or providing R&D services and/or cost sharing mechanisms. In some cases our collaborations also include an equity subscription component. If this is the case, we analyze if the criteria to combine contracts, as set out by IFRS 15, are met.

(ii) identify the performance obligations in the contract

Depending on the type of the agreement, there can be one or more distinct performance obligations under IFRS 15. This is based on an assessment of whether the promises in an agreement are capable of being distinct and are distinct from the other promises to transfer goods and/or services in the context of the contract. For some of our agreements, we combine the transfer of the license with the performance of R&D activities because we consider that the license is not capable of being distinct and is not distinct in the context of the contract.

(iii) determine the transaction price

Collaboration and license agreements with our commercial partners for R&D activities generally include non-refundable upfront fees; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; license fees, royalties on sales and sometimes reimbursement income or profits sharing arrangements.

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

b/ Milestone Payments other than sales-based milestones

A milestone payment is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Where milestone payments are included in the transaction price, we estimate the amount to be included in the transaction price using the most likely amount method. The transaction price is allocated to each performance obligation on a stand-alone selling price basis. We recognize revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of such milestones and any related constraint. If necessary we adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment.

c/ Reimbursement Income for R&D Services

Collaboration and license agreements may include reimbursement or cost sharing for R&D services: such as outsourcing costs and payment for FTEs at contractual rates. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by us.

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

Net sales are presented net of value added tax and other sales-related taxes.

COST OF SALES

Cost of sales includes primarily the purchase cost of the goods sold and transportation costs.

OTHER OPERATING INCOME

Grants and R&D incentives

As we carry out extensive R&D activities, we benefit from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse (approved) expenditures incurred in our R&D efforts and are credited to the income statement, under other income, when the relevant expenditure has been incurred and there is reasonable assurance that the grants or R&D incentives are receivable.

SHARE-BASED PAYMENTS

a/ Equity-settled share based payments

We grant equity-settled incentives to certain employees, members of the Executive Committee and consultants in the form of subscription rights. Equity-settled subscription rights are measured at fair value at the date of acceptance. The fair value determined at the acceptance date of the subscription rights is expensed over time until the end of the vesting period, based on our estimate of subscription right warrants that are expected to be exercised. Fair value is measured by use of the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

b/ Long-term incentive plans in Restricted Stock Units (“RSUs”)

Members of the Executive Committee and other employees are granted RSUs. An RSU is a grant that takes the form of a promise that employees will receive our stock in the future and it will be payable, at our discretion in cash or in shares, upon completion of a certain vesting period. Each RSU reflects the value of one Galapagos share.

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

We refer to note 5 of our consolidated financial statements.

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

Critical judgments in applying accounting policies

Revenue recognition in relation to the collaboration agreement with Gilead

As described above in note 2 on “Gilead collaboration agreement”, we entered into the OLCA with Gilead on July 14, 2019. In accordance with IFRS 15, a significant portion of the consideration received by us under the OLCA was allocated to the performance obligation (PO) representing the exclusive right of Gilead to access our R&D platform and to license and collaborate with respect to each of our programs having completed Phase 2 clinical trial (the “OLCA Access & Option Right”). As the PO in relation to the OLCA Access & Option Right shall be performed over time during the OLCA term of ten years, the allocated amount was initially recognized as a “contract liability” in the statement of financial position and released as revenue in the income statement on a straight-line basis over ten years.

As detailed above in note 2, the following amendments and other events occurred in 2025:

-On January 7, 2025, Gilead waived its rights under the OLCA to all of our small molecule R&D activities and programs;

-On July 23, 2025, we and Gilead signed a royalty and waiver agreement for the cell therapy activities that amends the OLCA;

-On October 21, 2025, we announced our intention to wind down our cell therapy activities, which intention was confirmed on January 5, 2026 following the completion of the works council consultation process.

Following the 2025 OLCA amendments and other events as described above, we have no internal program as at December 31, 2025 on which Gilead could exercise the OLCA Access & Option Right other than those subject to the wind-down, and there is no ongoing R&D activity that could result in any new internal program on which the OLCA Access & Option Right could become applicable during the remaining term of the OLCA

Although the OLCA Access & Option Right could also apply to any program acquired by us in the future, such an acquisition transaction (whether through license, merger, acquisition, reorganization, consolidation or combination or any other transaction) is a sovereign decision to be taken by the Board of Directors, which includes Independent Directors that together cast a minority. Also considering that the upfront fee received by us under the OLCA is non-refundable and that the OLCA does not impose an obligation for us to carry out acquisitions, the OLCA Access & Option Right of Gilead does not represent - from an accounting point of view with respect to acquired programs – an enforceable (performance) obligation as it does not exist independently from our future sovereign actions and decisions.

In addition, it was made clear as part of the contemplated separation project announced early 2025 that if we desire to acquire rights to any programs or assets during the remaining term of the OLCA, Gilead shall negotiate in good faith with us an amendment to the OLCA designed to achieve positive value to us and all of our shareholders with respect to such programs and assets. On that basis, it is understood that any future acquisition decision by us would not be taken (namely by the independent Directors) without the prior amendment of the OLCA in such a way that it achieves positive value to us and all of our shareholders. In other words, our governance is such that the exercise price of the OLCA Option Right – and other terms and conditions of the OLCA – on any acquired program will be aligned with the market-based value of the resulting license granted to Gilead (instead of the fixed opt-in price of $150 million set in the original OLCA), otherwise such an acquisition transaction is not expected to be approved by the Board and the OLCA Access & Option Right remains not applicable.

Based on the above considerations and although the amended OLCA is still contractually effective at December 31, 2025, our management is of the view that following the 2025 OLCA amendments and other events, there is no enforceable performance obligation left under the amended OLCA that would justify a “contract liability” (as defined under IFRS 15) to be maintained at December 31, 2025, including with respect to the OLCA Access & Option Right for both internal programs and any program that would be acquired in the future during the remaining term of the OLCA.

Consequently, the contract liability of €1,069.0 million reported by us as of December 31, 2024 with respect to the OLCA was derecognized and released as revenue in 2025. Accordingly, the carrying amount of incremental costs to obtain the original OLCA that were capitalized as contract costs (intangible assets) in accordance with IFRS 15 (i.e., €7 million at closing 2024) is impaired in profit or loss as a general and administrative expense.

Key sources of estimation uncertainty

The following are the key sources of estimation uncertainty that have the most significant effect on the amounts recognized in our consolidated financial statements for the year ended December 31, 2025.

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

Determination of fair value of convertible loan receivable

As there is no active market for the convertible loan and no reference share value is readily available of Onco3R, which is a privately-held early-stage R&D organization, we have established the fair value by using other valuation techniques. The fair value has been determined mainly by reference to the initial transaction price and adjusted as necessary for impairment and revaluations with reference to capitalized interests, relevant available information and recent financing rounds.

Determination of restructuring provision

The restructuring provision recognized as a result of the strategic reorganization resulting in the restructuring of the small molecules activities and wind down of the cell therapy activities is subject to estimation uncertainty primarily concerning the estimated amounts of contract provisions for early termination of contracts. The provision has been measured based on the total amount of open purchase commitments that will be undelivered and contractual penalty clauses. The final settlement amounts remain uncertain due to several factors: (i) actual timing of contract terminations during 2026, (ii) actual timing to execute the wind-down, and (iii) ongoing negotiations with collaboration partners and suppliers. Management estimated the provision based on the most likely outcome of these negotiations and expected timing of implementation. We refer to note 28 for more information on the restructuring provision.

Impairment of goodwill, intangible assets and property, plant and equipment

Determining whether goodwill, intangible assets and property, plant and equipment are subject to impairment requires an estimate of the recoverable amount of the CGU to which the goodwill, intangible assets and property, plant and equipment have been allocated. Our previously announced strategic alternatives process for the cell therapy activities was an impairment indicator, so we assessed the cell therapy activities associated assets’ recoverable amount in accordance with IAS 36. The recoverable amount was estimated to be lower than the assets’ carrying value. As a result, we recognized an impairment loss of €228.1 million during the year ended December 31, 2025, thereby aligning the cell therapy assets’ book value with our strategic intention to wind down the cell therapy activities, which resulted in a full impairment of both the associated goodwill and intangible assets and a partial impairment of property, plant and equipment.

We refer to note 13 for more information about the goodwill and impairment of goodwill, to note 14 for more information about the intangible assets and to note 15 for more information about the property, plant and equipment.

Contingent consideration

The contingent consideration included in the consideration payable for the acquisition of CellPoint was recorded at fair value at the date of acquisition and is updated at each reporting date. The carrying amount at December 31, 2024 amounted to €20.6 million. As consequence of the wind-down decision in 2025 of the cell therapy activities, the fair value of the contingent consideration at December 31, 2025, is estimated to be nil. The change in fair value is reflected in our consolidated income statement, in the line ‘other operating income’.

We refer to note 27 for more information about the contingent consideration payable for the acquisition of CellPoint.

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

The transaction was closed on January 31, 2024, upon obtaining all necessary approvals. We received a €50.0 million upfront payment in 2024, and are entitled to potential sales-based milestone payments totaling €120.0 million and mid-single to mid-double-digit earn-outs on European sales. We contributed €15.0 million in 2024 and contributed an additional €25.0 million to Alfasigma in 2025 for Jyseleca® related development activities.

On January 31, 2024, we also signed a transition agreement with Alfasigma enacting the responsibilities and services provided by the parties during a transition period for the transfer of the business.

The transfer of our Jyseleca® business has been determined to meet the criteria to be classified as discontinued operations in our financial statements for the years ended December 31, 2024 and December 31, 2025.

Our inventories were not considered as part of the disposal group, as these did not transfer to Alfasigma on closing of the transaction on January 31, 2024 but these will gradually be sold to Alfasigma during the coming years and we will bear the risks associated with it as long as it is not transferred.

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

The fair value of the future earn-outs at December 31, 2025 is presented on the lines “Non-current contingent consideration receivable” and “Trade and other receivables” in our statement of financial position.

1.4.	Net cash inflow/outflow (-) on disposal of the Jyseleca® business

	Year ended December 31,
	2025	2024

	(Euro, in thousands)
Upfront payment received	€—	€50,000
Settlement for net cash and working capital	—	9,835
Release from/transfer to (-) escrow account	24,806	(40,000)
Contribution for R&D costs paid by us to Alfasigma	(25,000)	(15,000)
Earn-outs paid by Alfasigma	7,432	2,053
Less: cash and cash equivalents balances disposed of	—	(19,523)
Less: settlement of pre-existing relationships	—	3,686
Cash in/out (-) from disposals of subsidiaries, net of cash disposed of	€7,238	€(8,949)

Costs associated to the sale taken into result in 2023	€—	€(3,072)
Costs associated to the sale taken into result in 2024	—	(526)
Cash used for other liabilities related to the disposal of subsidiaries	€—	€(3,598)

Of the €50.0 million of upfront payment received at closing of the transaction, €40.0 million was paid into an escrow account. This amount was kept in escrow for a period of one year after the closing date of January 31, 2024, and was partially released in February 2025;  the remaining part was released in August 2025. We gave customary representations and warranties which are capped and limited in time. At December 31, 2024, this €40.0 million was presented as “Escrow account” in the statement of financial position, together with the interests on this escrow account.

II Result from discontinued operations

	Year ended December 31,
	2025	2024	2023

	(Euro, in thousands, except share and per share data)

Product net sales	€—	€11,475	€112,339
Collaboration revenues	—	26,041	431,465
Total net revenues	—	37,516	543,804

Cost of sales	—	(1,693)	(18,022)
Research and development expenses	(11,708)	(8,152)	(190,177)
Sales and marketing expenses	(932)	(11,520)	(113,356)
General and administrative expenses	(94)	(1,087)	(17,989)
Other operating income	11,933	56,180	13,003

Operating profit/loss (-)	(801)	71,244	217,262

Fair value adjustments and net currency exchange differences	—	—	(13)
Other financial income	2,676	4,230	679
Other financial expenses	—	(12)	(167)

Profit before tax	1,875	75,462	217,761

Income taxes	(483)	(98)	(2,076)

Net profit	€1,392	€75,364	€215,685

Basic and diluted earnings per share from discontinued operations	€0.02	€1.14	€3.27
Weighted average number of shares - Basic (in thousands of shares)	65,897	65,897	65,884
Weighted average number of shares - Diluted (in thousands of shares)	65,901	65,942	65,933

Beginning February 1, 2024, all economics linked to the sales of Jyseleca® in Europe are for the benefit of Alfasigma. The sale of the Jyseleca® business to Alfasigma on January 31, 2024 led to the full recognition in revenue in 2024 of the remaining deferred income related to filgotinib (€26.0 million reported in collaboration revenues in 2024)..

We refer to note 2 “Summary of significant transactions” for a general description of our OLCA with Gilead.

As from February 1, 2024, all filgotinib development expenses and all remaining G&A and S&M expenses relating to Jyseleca® were recharged to Alfasigma, which explains the decrease in those expenses in 2024 as compared to 2023. For the year ended December 31, 2025, the R&D expenses related to the settlement of disputed expenses with Alfasigma.

Other operating income in 2025 consisted almost fully of a fair value adjustment of the contingent consideration receivable from Alfasigma as a consequence of an adjusted sales forecast. Other operating income in 2024 included €52.5 million related to the gain on the sale of the Jyseleca® business to Alfasigma.

Other financial income contained discounting components on the contingent consideration receivables from Alfasigma.

III Cash flow generated from/used in (-) discontinued operations

	2025	2024	2023

	(Euro, in thousands)
Net cash flow used in operating activities	€(851)	€(36,367)	€(175,627)
Net cash flow generated from/used in (-) investing activities	7,238	(8,949)	(105)
Net cash flow used in financing activities	—	—	(1,928)
Net cash flow generated from/used in (-) discontinued operations	€6,387	€(45,316)	€(177,660)

SALE OF GALAPAGOS REAL ESTATE BELGIUM BV

In December 2024, we signed a share purchase agreement for the sale of Galapagos Real Estate Belgium BV. The transaction was completed on March 31, 2025.

1.1	Consideration received

Year ended December 31, 2025
(Euro, in thousands)
Payment received	€12,206
Total consideration received	€12,206

1.2	Analysis of assets and liabilities over which control was lost

March 31, 2025
(Euro, in thousands)
Property, plant and equipment	€11,115
Trade and other receivables	1
Cash and cash equivalents	13
Total assets	11,129

Trade and other liabilities	11,020
Total liabilities	11,020

Net assets disposed of	€109

1.3	Gain on disposal of subsidiaries

Year ended December 31, 2025
(Euro, in thousands)
Payment received	€12,206
Settlement of intercompany loan	(11,012)
Net assets disposed of	(109)
Gain on disposal of subsidiaries	€1,085

The gain on disposal of subsidiaries is included in the line “Other operating income” in the income statement.

1.4	Net cash inflow on disposal of subsidiaries

Year ended December 31, 2025
(Euro, in thousands)
Payment received	€12,206
Less: cash and cash equivalents balances disposed of	(13)
Cash in from disposal of subsidiaries, net of cash disposed of	€12,193

6. Segment information

We currently operate as a single operating segment.

GEOGRAPHICAL INFORMATION

In 2023, 2024 and 2025, our continuing operations were mainly located in Belgium, France, the Netherlands, Switzerland and United States. The revenues from our collaboration partner Gilead represented 97% of our total net revenues from continuing operations in 2025 (87% in 2024, nearly 100% in 2023). The remaining 3% of the net revenues in 2025 (13% in 2024) consisted of supply revenues of Jyseleca® products to Alfasigma (Italy). The revenues in the country of domicile of Galapagos NV (Belgium) are not material.

Following table summarizes the net revenues by destination of customer:

	Year ended December 31,
	2025	2024	2023

	(Euro, in thousands)
United States of America	€1,081,144	€266,588	€665,174
Europe	31,104	46,577	118,354
Total net revenues	€1,112,248	€313,165	€783,528

minus:
United States of America	€—	€25,802	€425,466
Europe	—	11,714	118,338
Total net revenues from discontinued operations	€—	€37,516	€543,804

United States of America	€1,081,144	€240,786	€239,708
Europe	31,104	34,863	16
Total net revenues from continuing operations	€1,112,248	€275,649	€239,724

On December 31, 2025, we held €81.5 million of property, plant and equipment, intangible assets and goodwill (€357.8 million in 2024; €323.8 million in 2023) distributed as follows:

	December 31,
	2025	2024	2023

	(Euro, in thousands)
Belgium	€3,887	€95,686	€56,209
France	—	5	1,438
The Netherlands	75,890	239,454	251,230
Switzerland	—	92	3,247
United States of America	1,734	22,533	11,660
Total non-current assets	€81,511	€357,770	€323,784

7. Total net revenues

SUPPLY REVENUES

These revenues are fully related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related cost of sales are reported on the cost of sales line.

COLLABORATION REVENUES

The following table summarizes details of collaboration revenues for the years ended December 31, 2025, 2024 and 2023 by collaboration and by category of revenue: upfront payments and license fees, and royalties.

	Over time	Point in time	2025	2024	2023
			(Euro, in	(Euro, in	(Euro, in
			thousands)	thousands)	thousands)
Recognition of non-refundable upfront payments and license fees			€1,070,147	€230,182	€230,242
Gilead collaboration agreement for drug discovery platform	Ö		1,068,967	230,182	230,242
Cartilla Therapeutics GLPG1972		Ö	1,180

Royalties			12,177	10,604	9,482
Gilead royalties on Jyseleca		Ö	12,177	10,604	9,466
Other royalties		Ö	-	-	16

Total collaboration revenues			€1,082,324	€240,786	€239,724

We refer to note 2 of this financial report for a general description of our OLCA with Gilead. On December 31, 2025, as a result of the OLCA amendments and other events in 2025, the contract liability of €1,069.0 million reported on December 31, 2024 with respect to the OLCA has been derecognized and released as revenue in 2025. We refer to note 4 of this financial report for further details.

For the year ended December 31, 2025 we recognized in revenue €12.2 million of royalties from Gilead on filgotinib. The royalties on sales of Jyseleca® performed by Gilead in Japan were not reported as discontinued operations as we still have the right to receive those royalties on future sales made by Gilead and its commercialization partners (this right is not subject to transfer to Alfasigma as part of the transfer of the Jyseleca® business to them).

8.      Operating costs and other operating income

R&D EXPENSES

The following table summarizes R&D expenses for the years ended December 31, 2025, 2024 and 2023.

	Year ended December 31,
	2025	2024	2023

	(Euro, in thousands)
Personnel costs	€(147,197)	€(87,740)	€(95,788)
Subcontracting	(232,906)	(160,076)	(82,997)
Disposables and lab fees and premises costs	(10,812)	(17,629)	(18,083)
Amortization, depreciation and impairment	(42,371)	(35,378)	(22,254)
Professional fees	(7,611)	(15,949)	(9,272)
Other operating expenses	(18,524)	(18,687)	(12,900)
Total R&D expenses	€(459,421)	€(335,459)	€(241,294)

The table below summarizes our R&D expenses for the years ended December 31, 2025, 2024 and 2023, broken down by program.

	Year ended December 31,
	2025	2024	2023

	(Euro, in thousands)

SIKi program	€(12,772)	€(18,400)	€(18,900)
TYK2 program on GLPG3667	(36,744)	(34,965)	(31,289)
Cell therapy programs in oncology	(295,610)	(170,998)	(82,218)
Other discovery programs	(114,295)	(111,096)	(108,887)
Total R&D expenses	€(459,421)	€(335,459)	€(241,294)

SALES AND MARKETING EXPENSES

The following table summarizes the sales and marketing expenses for the years ended December 31, 2025, 2024 and 2023.

	Year ended December 31,
	2025	2024	2023

	(Euro, in thousands)
Personnel costs	€(6,601)	€(6,561)	€(2,997)
Amortization, depreciation and impairment	3,465	(4,475)	(113)
External outsourcing costs	(1,392)	(2,813)	(1,776)
Professional fees	(62)	(904)	(131)
Other operating expenses	(1,510)	(2,440)	(659)
Total sales and marketing expenses	€(6,100)	€(17,193)	€(5,676)

GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the general and administrative expenses for the years ended December 31, 2025, 2024 and 2023.

	Year ended December 31,
	2025	2024	2023

	(Euro, in thousands)
Personnel costs	€(74,390)	€(52,642)	€(66,098)
Amortization, depreciation and impairment	(12,951)	(8,697)	(15,978)
Legal and professional fees	(29,515)	(33,960)	(23,250)
Other operating expenses	(30,477)	(21,946)	(22,963)
Total general and administrative expenses	€(147,333)	€(117,245)	€(128,289)

IMPAIRMENT OF THE CELL THERAPY ACTIVITIES

The acquisition of both CellPoint and AboundBio in 2022 resulted in a goodwill. This goodwill was allocated the CAR-T/cell therapy CGU, together with intangibles assets acquired as a result of this business combination and some (in)tangibles related to this CGU. During 2025, as a result of the announced intention to wind down our cell therapy activities (i.e., the CAR-T/cell therapy CGU), we performed an impairment analysis to review the recoverable amount of the CAR-T/cell therapy CGU associated assets.

The review led to an impairment loss of €228.1 million, consisting of a full impairment of the goodwill (€69.4 million) and intangible assets (€132.0 million) and a partial impairment of property, plant and equipment (€26.7 million) allocated to the Car-T/cell therapy CGU. We refer to note 2 for more information about the wind-down of the cell therapy activities.

The impairment loss has no impact on our cash flows.

OTHER OPERATING INCOME

The following table summarizes other operating income for the years ended December 31, 2025, 2024 and 2023.

	Year ended December 31,
	2025	2024	2023

	(Euro, in thousands)
Grant income	€57	€2,035	€6,618
R&D incentives income	27,218	27,223	32,968
Fair value adjustment contingent consideration payable	21,760	—	—
Other	4,458	11,515	7,686
Total other operating income	€53,493	€40,773	€47,272

The grant income in 2025, 2024 and 2023 was fully related to grants from a Flemish agency and the Belgian government. In many cases these grant agreements carry clauses which require us to maintain a presence in the same region for a number of years and invest according to pre-agreed budgets. Grant income in 2023 also included a grant of €6.1 million from the National Institute for Health and Disability Insurance (2025: nil, 2024: nil). This grant aimed to incentivize innovative Belgian biotech companies who are performing R&D activities in order to identify new medicines.

As a consequence of the wind-down of the cell therapy activities, the fair value of the contingent consideration payable to the former owners of CellPoint was reduced to nil. We refer to note 27.” Trade and other liabilities and other non-current liabilities” for more explanation on this contingent consideration.

Other income decreased mainly due to lower rental income, and less recharges to Alfasigma.

R&D incentives income was primarily composed of:

	Year ended December 31,
	2025	2024	2023

	(Euro, in thousands)
Income from innovation incentive system in France	€—	€2,056	€5,881
Income from Belgian R&D incentives	13,610	16,943	16,535
Tax rebates on payroll withholding taxes of R&D personnel (Belgium & the Netherlands)	13,608	8,224	10,552
Total R&D incentives income	€27,218	€27,223	€32,968

9. Staff costs

The table below summarizes the number of employees of our continuing operations on December 31, 2025, 2024 and 2023:

	2025	2024	2023
Number of employees on December 31	452	704	646
Total	452	704	646

The average number of FTE’s of our continuing operations during the years 2025, 2024 and 2023 was:

	Year ended December 31,
	2025	2024	2023
Members of the Executive Committee	4	4	4
Research and development	313	408	372
Commercial and medical affairs	26	26	13
Corporate and support	199	207	245
Total	542	645	634

Their aggregate remuneration comprised:

	Year ended December 31,
	2025	2024	2023

	(Euro, in thousands)
Wages and salaries	€(164,591)	€(98,863)	€(100,250)
Social security costs	(22,269)	(15,590)	(15,742)
Pension costs	(2,778)	(5,669)	(5,581)
Costs related to subscription right plans	(23,935)	(17,685)	(36,628)
Other personnel costs	(14,615)	(9,136)	(6,682)
Total personnel costs	€(228,188)	€(146,943)	€(164,883)

Reference is made to note 32 “Share-based payments” for more information on our subscription right plans.

10. Financial result

The following table summarizes the financial result, consisting of fair value adjustments and net currency exchange differences, other financial income and other financial expenses for the years ended December 31, 2025, 2024 and 2023.

	Year ended December 31,
	2025	2024	2023

	(Euro, in thousands)
Fair value adjustments and net currency exchange differences:
Net unrealized currency exchange gain/loss (-)	€(45,484)	€22,727	€(20,544)
Net realized currency exchange gain/loss (-)	474	(678)	(1,118)
Fair value re-measurement of warrants	—	4	18
Fair value gain/loss (-) on financial assets held at fair value	1,175	—	(390)
Gain from settlement of hedging instrument	22,745	—	—
Fair value gain/loss (-) on current financial investments	(18,266)	73,742	38,286
Total fair value adjustments and net currency exchange differences	(39,356)	95,795	16,252

Other financial income:
Interest income	46,339	89,378	79,290
Discounting effect of non-current R&D incentives receivables	1,648	1,132	617
Discounting effect of other non-current liabilities	—	395	318
Other finance income	64	223	24
Total other financial income	48,051	91,128	80,249

Other financial expenses:
Interest expenses	(1,034)	(911)	(1,770)
Discounting effect of other non-current liabilities	(1,183)	—	—
Other finance charges	(646)	(759)	(843)
Total other financial expense	(2,863)	(1,670)	(2,613)

Total net financial result	€5,832	€185,253	€93,888

The net currency unrealized exchange loss of €45.5 million in 2025 primarily related to €44.8 million of unrealized exchange loss on cash and cash equivalents and current financial investments at amortized cost held in U.S. dollars, as compared to an unrealized net exchange gain in 2024 of €22.2 million on cash and cash equivalents and current financial investments at amortized cost held in U.S. dollar (as compared to an unrealized net exchange loss in 2023 of €20.4 million). We have cash, cash equivalents and current financial investments held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR.

The fair value loss on the current financial investments in 2025 reflects the exchange differences on the money market funds, the interest on these money market funds and the positive effect of the re-measurement at fair value of our money market funds on December 31, 2025. These re-measurement gains were mainly the result of the positive returns on the EUR denominated money market funds.

Interest income was related to interests on treasury bills, term deposits and notice accounts. Interest income decreased due to decreased interest rates and a shift from investments in term deposits generating financial income to investments in money market funds generating fair value changes. Fair value gains and interest income derived from cash, cash equivalents and financial investments excluding any currency exchange results amounted to €103.0 million in 2025 (compared to €140.4 million in 2024 and €125.2 million in 2023).

Interest expenses were mainly related to interests on leases of buildings and cars and to interests related to defined benefit obligations.

Other financial income for 2024 and 2023 (other financial expenses for 2025) also comprise the discounting effect of other non-current liabilities as milestones payables related to the acquisition of subsidiaries.

11. Income taxes

The following table summarizes the income taxes recognized in profit or loss for the years ended December 31, 2025, 2024 and 2023.

	Year ended December 31,
	2025	2024	2023

	(Euro, in thousands)

Current tax expense	€(792)	€(1,301)	€(5,928)
Deferred tax	19,413	3,104	(3,685)
Income taxes	€18,621	€1,803	€(9,613)

Current tax, consisting of corporate income taxes, and deferred tax income/cost (–) related to subsidiaries of our continuing operations working on a cost plus basis.  The increase in deferred tax income in 2025 as compared to 2024 was primarily due to the reversal of the deferred tax liabilities linked to capitalized intangible assets related to the cell therapy activities, as we recorded an impairment on these intangible assets.

TAXES RECOGNIZED IN PROFIT OR LOSS

For the purpose of the disclosure below corporation tax was calculated at 25% (2024 and 2023: 25%)—which is the tax rate applied in Belgium—on the estimated assessable result for the year. The applied tax rate for other territorial jurisdictions was the tax rate that is applicable in these respective territorial jurisdictions on the estimated taxable result of the year.

	Year ended December 31,
	2025	2024	2023

	(Euro, in thousands)

Profit/loss (-) before tax	€300,871	€(3,085)	€5,625
Income tax debit/credit (-), calculated using the Belgian statutory tax rate on the accounting income/loss (-) before tax (theoretical)	75,218	(771)	1,406
Tax income (-)/expenses in income statement (effective)	(18,621)	(1,803)	9,613
Difference in tax expense/income to explain	€(93,839)	€(1,032)	€8,207

Effect of tax rates in other jurisdictions	€(2,187)	€(132)	€(94)
Effect of non-taxable income	(3,774)	(5,247)	(6,752)
Effect of share based payment expenses without tax impact	6,092	4,399	9,157
Effect of expenses/income (-) not subject to tax	(891)	52	(5)
Effect of non tax-deductible expenses	3,472	1,117	1,549
Effect of recognition of previously non-recognized deferred tax assets	—	15	(81)
Effect of tax losses (utilized) reversed	(296)	—	(267)
Effect of under or over provision in prior periods	336	13	(722)
Effect of non-recognition of deferred tax assets	(6,986)	(1,338)	34,339
Effect of derecognition of previously recognized deferred tax assets	827	89	1,062
Effect of use of innovation income deduction	(90,432)	—	(29,979)
Total explanations	€(93,839)	€(1,032)	€8,207

Non-taxable income for the years ended December 31, 2025, 2024 and 2023 related to non-taxable grants and tax credits.

12. Earnings per share

	Year ended December 31,
	2025	2024	2023

Net profit attributable to owners of the parent (Euro, in thousands)	€320,884	€74,082	€211,697
Number of shares (thousands)
Weighted average number of shares for the purpose of basic earnings/loss (-) per share	65,897	65,897	65,884
Basic earnings per share (Euros)	€4.87	€1.12	€3.21

Net profit attributable to owners of the parent (Euro, in thousands)	€320,884	€74,082	€211,697
Number of shares (thousands)
Weighted average number of shares for the purpose of diluted earnings/loss (-) per share	65,897	65,897	65,884
Number of dilutive potential ordinary shares	4	45	49
Diluted earnings per share (Euros)	€4.87	€1.12	€3.21

Reference is also made to note 2 where an explanation is provided about the terms and conditions of the outstanding subsequent Warrant B that can, potentially, be exercised by Gilead and lead to a dilutive effect. Due to the exercise price mechanism of the Gilead subsequent Warrant B, this warrant was out-of-the-money for all years presented.

13. Goodwill

(Euro, in thousands)
On January 1, 2024	€69,557
Exchange differences on goodwill	453
On December 31, 2024	€70,010
Impairment of goodwill	(69,404)
Exchange differences on goodwill	(606)
On December 31, 2025	€—

The goodwill resulting from both the acquisition of CellPoint (€62.4 million) and AboundBio (€7.6 million) at December 31, 2024, was allocated to the same cash-generating unit (CGU), “CAR-T/cell therapy”. The intangible assets acquired as a result of both business combinations were also allocated to this cash-generating unit, together with some other (in)tangible assets related to the “CAR-T/Cell therapy” cash-generating unit. The valuation method of the recoverable amount of this cash-generating unit is based on the fair value less costs of disposal.

As a consequence of the announced wind-down of our cell therapy activities, we fully impaired the associated goodwill. We refer to note 2 for more information about the wind-down of the cell therapy activities and to note 8 for more information about the total impairment loss of the cell therapy activities, included as a separate line item in the consolidated income statement.

14. Intangible assets other than goodwill

	Software & databases	Licenses, technology and in-process R&D	Exclusive rights	Contract costs	Total

	(Euro, in thousands)
Acquisition value
On January 1, 2024	€27,014	€43,171	€89,720	€15,384	€175,290
Additions	666		64,725		65,391
Sales and disposals	(1,863)	(3,613)			(5,476)
Translation differences		246			246
On December 31, 2024	€25,817	€39,804	€154,445	€15,384	€235,451
Additions	156				156
Translation differences		(477)			(477)
On December 31, 2025	€25,973	€39,327	€154,445	€15,384	€235,130

Amortization and impairment
On January 1, 2024	€18,574	€4,354	€17,791	€6,664	€47,384
Amortization	4,384	493	22,198	1,538	28,613
Sales and disposals	(1,863)	(3,613)			(5,476)
Translation differences		68			68
On December 31, 2024	€21,095	€1,302	€39,989	€8,202	€70,589
Amortization	2,249	355	22,189	1,538	26,331
Impairment	1,781	37,922	92,267	5,644	137,614
Translation differences		(252)			(252)
On December 31, 2025	€25,125	€39,327	€154,445	€15,384	€234,282

Carrying amount
On December 31, 2024	€4,722	€38,502	€114,456	€7,182	€164,862
On December 31, 2025	€848	€—	€—	€—	€848

Through the acquisition of CellPoint and AboundBio in June 2022, we acquired in-process R&D related to two CAR-T product candidates (€28.2 million on December 31, 2024 and December 31, 2023), exclusive rights and technology, being a fully human therapeutics platform. These exclusive rights refer to our exclusivity contract with Lonza (€60.3 million on December 31, 2024, €71.9 million on December 31, 2023) and were depreciated until the beginning of March 2030, in accordance with the contract.

The addition of exclusive rights in 2024 refers to the upfront exclusivity consideration paid to Adaptimmune of $70.0 million, which was amortized over the expected exclusivity period until the end of 2027. This upfront was paid within the framework of a clinical collaboration agreement with Adaptimmune providing an exclusive option on a cell therapy for head and neck cancer and potential future solid tumor indications.

As a consequence of the announced wind-down of our cell therapy activities, the fair value less costs of disposal of the cash-generating unit “CAR-T/cell therapy” amounted to nil. As a result, we fully impaired all associated intangible assets (with a total net book value at September 30, 2025 of €131.5 million), consisting of the in-process R&D (€28.2 million related to two CAR-T product candidates, €7.5 million related to our collaboration with Pregene and €2.2 million related to other assets), the exclusive rights related to our exclusivity contract with Lonza (€51.6 million), the upfront exclusivity considerations paid to Adaptimmune (€40.7 million), and other intangibles related to the acquisition of Cellpoint and AboundBio (€1.3 million).

The contract costs refer to the incremental costs to obtain the original OLCA with Gilead, capitalized in 2019, and were impaired now in line with the derecognition of the contract liability (release of the deferred income). This impairment is classified as G&A expense.

15. Property, plant and equipment

FULLY OWNED	Land, buildings & building improvements	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total

	(Euro, in thousands)
Acquisition value
On January 1, 2024	€90,705	€39,678	€9,353	€6,770	€146,507
Additions	7,292	9,595	118	298	17,303
Sales and disposals	(6,554)	(663)	(2,460)		(9,677)
Reclassifications	4,687	470	466	(5,623)	—
Reclassifications to assets in disposal group classified as held for sale	(10,200)			(915)	(11,115)
Translation differences	84	204	(15)		273
On December 31, 2024	€86,014	€49,284	€7,462	€530	€143,291
Additions	1,622	10,788	18	—	12,428
Sales and disposals	(758)	(29,284)	(1,495)	—	(31,537)
Reclassifications	(1,283)	1,813	—	(530)	—
Translation differences	(606)	(667)	(1)	—	(1,274)
On December 31, 2025	€84,989	€31,934	€5,984	€—	€122,908

Depreciations and impairment
On January 1, 2024	€11,218	€19,178	€4,891	€—	€35,287
Depreciation	5,284	4,787	1,005		11,076
Impairment	1,068	17	158		1,243
Sales and disposals	(6,554)	(663)	(2,460)		(9,677)
Translation differences	(68)	39	(8)		(37)
On December 31, 2024	€10,948	€23,358	€3,586	€—	€37,892
Depreciation	4,021	5,562	768		10,351
Impairment	4,155	27,900	661		32,716
Sales and disposals	(758)	(27,205)	(1,485)		(29,448)
Translation differences	(203)	(345)	(1)		(549)
On December 31, 2025	€18,163	€29,270	€3,529	€—	€50,962

Carrying amount
On December 31, 2024	€75,066	€25,926	€3,876	€530	€105,399
On December 31, 2025	€66,826	€2,664	€2,455	€—	€71,946

As a result of the announced wind-down of our cell therapy activities and the planned closure of sites, we recorded in 2025 an impairment on lab equipment of €19.4 million, on leasehold improvements of €3.6 million and on other assets of €0.1 million. We additionally recorded an impairment of €9.6 million on the assets related to the small molecules business.

As we signed a share purchase agreement for the construction project in Mechelen (Belgium) in December 2024, we reclassified the land and other tangible assets of Galapagos Real Estate Belgium BV to assets in disposal group classified as held for sale at December 31, 2024.

RIGHT-OF-USE	Land & building	Installation & machinery	Furniture, fixtures & vehicles	Total

	(Euro, in thousands)
Acquisition value

On January 1, 2024	€23,174	€251	€7,652	€31,078
Additions	4,287	1,657	2,879	8,823
Sales and disposals	(2,989)	(250)	(4,114)	(7,353)
Translation differences	113			113
On December 31, 2024	€24,585	€1,658	€6,417	€32,661
Additions	2,181		526	2,707
Sales and disposals	(12,023)	(459)	(4,962)	(17,444)
Translation differences	(549)			(549)
On December 31, 2025	€14,194	€1,199	€1,981	€17,375

Depreciations and impairment

On January 1, 2024	€11,279	€223	€4,473	€15,976
Depreciation	2,848	118	1,592	4,558
Sales and disposals	(1,920)	(250)	(3,200)	(5,370)
Translation differences	(3)			(3)
On December 31, 2024	€12,204	€91	€2,865	€15,161
Depreciation	2,185	381	1,351	3,917
Impairment	3,655			3,655
Sales and disposals	(10,811)	(145)	(2,890)	(13,846)
Translation differences	(229)			(229)
On December 31, 2025	€7,004	€327	€1,326	€8,658

Carrying amount

On December 31, 2024	€12,381	€1,567	€3,552	€17,499
On December 31, 2025	€7,190	€872	€655	€8,717

		December 31,
		2025	2024

		(Euro, in thousands)
Carrying amount
Property, plant and equipment fully owned		€71,946	€105,399
Right-of-use		8,717	17,499
Total property, plant and equipment		€80,663	€122,898

We recorded in 2025 an impairment on the right of use assets related to the leased buildings in Princeton and Pittsburgh (U.S.), as these sites will be closed as a result of the wind-down. The sales and disposals of 2025 and 2024 mainly relate to the disposal of leased cars.

We refer to note 26 “Lease liabilities” for a detail of the lease liabilities related to these right-of-use assets.

There are no pledged items of property, plant and equipment. There are also no restrictions in use on any items of property, plant and equipment.

16. Equity investments

	December 31,
	2025	2024

	(Euro, in thousands)
Cost at January 1	€50,845	€13,965
Acquisitions of the year	—	36,880
Cost at December 31	50,845	50,845

Fair value adjustment at January 1	2,095	(390)
Fair value adjustment of the year	(6,132)	2,485
Fair value adjustment at December 31	(4,037)	2,095
Net book value at December 31	€46,809	€52,941

As of December 31, 2024 and 2025, financial assets held at fair value through other comprehensive income consisted of equity instruments of non-listed companies. The fair value of these equity instruments, without readily available determinable fair values (classified as level 3 fair valuation hierarchy), are estimated by management based on the cost of investment and adjusted as necessary for impairment and revaluations with reference to relevant available information and recent financing rounds. Per December 31, 2025 no fair value change was recognized except for the currency exchange rate impact.

We have no restrictions on the sale of these equity instruments and the assets are not pledged under any of our liabilities.

17. Convertible loan

In April 2025, we and Onco3R Therapeutics (Onco3R) signed an agreement under which multiple small molecule immunology and oncology assets have been sold to Onco3R. Under the terms of the agreement, we participated in Onco3R’s start-up capital via a convertible loan facility with a nominal amount of €20 million, with 8% interest per annum receivable at maturity date, which is the earlier of conversion and five years after issue date. At conversion, the convertible loan would convert in the most senior class of preferred equity shares of Onco3R at the time of the completion of a future equity financing round by Onco3R in which third party investors subscribe for new Onco3R shares of at least €20 million.

This convertible loan facility is measured at fair value through profit or loss. As per December 31, 2025, the only fair value change recognized is related to the capitalized interest.

December 31,
2025
(Euro, in thousands)
Cost at January 1	€—
Issuance of convertible loan facility	20,000
Cost at December 31	20,000

Fair value adjustment at January 1	—
Fair value adjustment of the year	1,175
Fair value adjustment at December 31	1,175
Net book value at December 31	€21,175

18. Other non-current assets

Other non-current assets consisted of following items:

	December 31,
	2025	2024

	(Euro, in thousands)
Non-current restricted cash	€1,759	€1,985
Non-current portion of upfront payment to NovAliX	—	2,580
Non-current portion of advance related to the NovAliX transaction	—	2,877
Other non-current assets	1,200	1,266
Total other non-current assets	€2,959	€8,708

In 2023, we transferred our Romainville (France)-based drug discovery and research operations and employees to NovAliX for no consideration, in exchange for a five-year commitment to use the research capabilities and expertise of NovAliX within our R&D portfolio. The transfer was accounted for as an advance for future services, to be released over the committed five years collaboration period. In addition, we also made an €8.3 million upfront payment as a prepayment toward our five-year purchase commitment.

As a result of the strategic reorganization of the small molecule activities, we early terminated our five-year collaboration agreement with NovAliX, which resulted in the accelerated release of the remaining portion of the advances (non-current and current) of the NovAliX transaction and the upfront payment in 2025.

19. Research and Development incentives receivables

The table below illustrates the R&D incentives receivables related captions in our statement of financial position at December 31, 2025 and 2024:

	December 31,
	2025	2024

	(Euro, in thousands)
Non-current R&D incentives receivables	€126,662	€132,729
Current R&D incentives receivables	31,208	39,882
Total R&D incentives receivables	€157,870	€172,611

The table below provides detailed information on the maturity of the non-current R&D incentives receivables reported in our statement of financial position at December 31, 2025.

	December 31, 2025
	Maturity date
	2027	2028	2029	2030	2031-2034	Total

	(Euro, in thousands)

French non-current R&D incentives receivables - discounted value	€12,215	6,127	1,552	—	—	€19,894

Belgian non-current R&D incentives receivables - discounted value	20,646	20,449	37,942	19,712	8,019	106,768

Total non-current R&D incentives receivables - discounted value	€32,861	€26,576	39,494	19,712	8,019	€126,662

20. Inventories

The following table provides an overview of our inventories by type of inventory:

	December 31,
	2025	2024

	(Euro, in thousands)
Raw materials	€22,493	€51,192
Total inventories	€22,493	€51,192

Our inventory consisted in full out of Jyseleca® products that is gradually sold to Alfasigma until depletion following the sale of the Jyseleca® business on January 31, 2024.

21. Trade and other receivables and other current assets

	December 31,
	2025	2024

	(Euro, in thousands)
Trade receivables	€9,568	€32,471
Current contingent consideration receivable	6,955	4,742
Prepayments	103	103
Other receivables	4,080	10,160
Trade and other receivables	20,706	47,476
Accrued income	1,392	835
Deferred charges	5,610	30,214
Other current assets	7,002	31,049
Total trade and other receivables & other current assets	€27,708	€78,525

The decrease in deferred charges in 2025 mainly related to the release in R&D expenses of the remaining balance of the capitalized $15.0 million in R&D funding paid to Adaptimmune in 2024, as a consequence of the announced wind-down of our cell therapy activities.

We refer to note 5 for more information on the current contingent consideration receivable.

On December 31, 2024, we had a provision for expected credit losses of €9.6 million, for two disputed invoices. This provision was reversed in 2025 after reaching an agreement with the client. We did not account for a provision for expected credit losses relating to all our other trade and other receivables since we don’t have a history of credit losses and we are not aware of any forward-looking information that could materially influence the credit risk.

We refer to note 35 “Financial Risk Management” for more information on the financial risk management.

22. Non-current and current financial investments

	December 31,
	2025	2024

	(Euro, in thousands)
Non-current financial investments	€—	€200,182
Total non-current financial investments	€—	€200,182

	December 31,
	2025	2024

	(Euro, in thousands)
Money market funds	€1,472,031	€1,484,599
Treasury bills	—	255,078
Term deposits	1,438,149	1,313,657
Total current financial investments	€2,910,180	€3,053,334

The non-current financial investments refer to a new term account that was acquired in December 2024 with a maturity of 18 months. In February 2025, the term account was terminated as a result of the planned separation. We refer to note 2 for more information.

Term deposits as part of current financial investments refer to non-cancellable term deposits with a maturity exceeding three months from the acquisition date. Our portfolio of treasury bills at the end of December 2024 contained only AAA rated paper, issued by Europe and the governments of Belgium and France. Our money market funds portfolio consists of AAA short-term money market funds with a diversified and highly rated underlying portfolio managed by established fund management companies leading to an insignificant risk of changes in value. The funds have an important daily liquidity and can be easily converted to cash.

On December 31, 2025, our current financial investments included $2,119.0 million held in U.S. dollars, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/USD exchange rate as our functional currency is EUR. This effect is embedded in the net exchange differences (for exchange differences on term deposits) and the fair value result of current financial investments (for exchange differences on money market funds) recognized in our consolidated income statement.

We refer to note 35 for more information on our financial investments and to note 10 for more details about the fair value re-measurements and currency exchange gains or losses recognized in our consolidated income statement.

23. Cash and cash equivalents

	December 31,
	2025	2024

	(Euro, in thousands)
Cash at banks	€87,868	€64,239
Total cash and cash equivalents	€87,868	€64,239

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

On December 31, 2025 our cash and cash equivalents included $40.0 million held in U.S. dollars, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/USD exchange rate as our functional currency is EUR. We refer to note 10 for more details about the currency exchange gains/losses recognized in our consolidated income statement.

24. Share capital and other reserves

	2025	2024

	(Euro, in thousands)
On January 1	€293,937	€293,937
Share capital increase	—	—
Share capital on December 31,	€293,937	€293,937

Aggregate share capital	€356,445	€356,445
Costs of capital increase (accumulated)	(62,507)	(62,507)
Share capital on December 31,	€293,937	€293,937

HISTORY OF SHARE CAPITAL

The history of the share capital of Galapagos NV between January 1, 2023 and December 31, 2025 is as follows:

Date	Share capital increase new shares (in thousands €)	Share capital increase due to exercise subscription rights (in thousands €)	Number of shares issued (in thousands of shares)	Aggregate number of shares after transaction (in thousands of shares)	Aggregate share capital after transaction (in thousands €)
December 31, 2023				65,897	€356,445
December 31, 2024				65,897	356,445
December 31, 2025				65,897	€356,445

On December 31, 2025, Galapagos NV’s share capital amounted to €356,445 thousand, represented by 65,897,071 shares. All shares were issued, fully paid up and of the same class. The shares have a par value of €5.41 per share.

All of the share issuances listed above were for cash consideration.

The below table demonstrates that there were no capital increases in 2024 and 2025.

(Euro, in thousands, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price subscription right	Closing share price on date of capital increase
					( in Euro/ subscription right)	( in Euro/ share)

On December 31, 2023	65,897,071	€293,937	€2,736,994	€3,030,932

On December 31, 2024	65,897,071	293,937	2,736,994	3,030,932

On December 31, 2025	65,897,071	€293,937	€2,736,994	€3,030,932

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

The authorization consists of two parts:

◾	A general authorization for capital increases up to 20% of the share capital at the time of convening the AGM of April 30, 2024 (i.e., €71,288,987.72) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, which occurred on May 7, 2024. This general authorization will expire on May 7, 2029.
◾	A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening the AGM of April 25, 2017 (i.e., €82,561,764.93), was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e., May 31, 2017. This specific part of the authorized capital can, however, only be used in a number of specific circumstances and upon a resolution of the Board of Directors that all Independent Directors (within the meaning of article 7:87 of the BCCA and article 3.5 of the 2020 Code) approve. The Board of Directors is currently not authorized to increase the share capital after notification by the FSMA (Financial Services and Markets Authority) of a public takeover bid on Galapagos NV’s shares. The specific authorization expired on May 30, 2022.

As of December 31, 2025, an amount of €49,075,527.72 still remained available under the general part of the authorized capital.

OTHER RESERVES

Other reserves at December 31, 2025 was negative for €8.6 million (a negative amount of €3.2 million at December 31, 2024, a negative amount of €5.9 million at December 31, 2023) and was related to fair value adjustments on financial assets held at fair value through other comprehensive income for a negative amount of €3.6 million (a positive amount of €2.5 million at December 31, 2024, nil at December 31, 2023), and to the re-measurement of the defined benefit obligation for a negative amount of €5.0 million (a negative amount of €5.6 million at December 31, 2024, a negative amount of €5.9 million at December 31, 2023).

25. Deferred tax

The following table shows the movements in deferred tax assets and deferred tax liabilities:

	DEFERRED TAX ASSETS
	Retirement benefit liabilities	Property, plant and equipment	Other	Total deferred tax assets

	(Euro, in thousands)

On January 1, 2024	€159	€292	€675	€1,126

Credited/charged (-) to profit or loss	(82)	18	190	126
Charged to other comprehensive income	177			177
Translation differences	(1)	19	27	45

On December 31, 2024	253	329	892	1,474

Credited/charged (-) to profit or loss	(240)	(302)	(657)	(1,199)
Charged to other comprehensive income	(13)			(13)
Translation differences		(27)	(40)	(67)

On December 31, 2025	€—	€—	€195	€195

	DEFERRED TAX LIABILITIES
	Intangible assets other than goodwill	Other	Total deferred tax liabilities

	(Euro, in thousands)

On January 1, 2024	€(21,588)	€(2,019)	€(23,607)

Credited/charged (-) to profit or loss	2,306	671	2,977
Translation differences	(30)		(30)

On December 31, 2024	(19,312)	(1,348)	(20,660)

Credited/charged (-) to profit or loss	19,264	1,348	20,612
Translation differences	48		48

On December 31, 2025	€—	€—	€—

The unrecognized deferred tax assets on December 31, 2025 amounted to €473.6 million as compared to €490.1 million on December 31, 2024; both included the unrecognized deferred tax asset related to innovation income reduction.

The total amount of tax attributes and deductible temporary differences at December 31, 2025 amounted to €1,892.4 million (2024: €1,984.9 million, 2023: €1,722.2 million). This is composed of i) consolidated tax losses carried forward and deductible temporary differences at December 31, 2025 amounting to €1,168.3 million (2024: €1,418.5 million; 2023: €1,312.2 million), and (ii) innovation income deduction, dividend received deduction and investment deduction carried forward at December 31, 2025 amounting to €724.1 million (2024: €566.4 million; 2023: €410.0 million).

The available tax losses carried forward that can be offset against possible future taxable profits amounted to €843.2 million on December 31, 2025 (€862.0 million on December 31, 2024) and can be carried forward for an indefinite period except for an amount of €5.4 million in the United States. On December 31, 2025, the available tax losses carried forward in Galapagos NV (Belgium) amounted to €823.1 million (2024: €822.4 million). In addition to the latter, Galapagos NV (Belgium) also benefits from the Belgian innovation income deduction regime which led to report, on December 31, 2025, a carried forward tax deduction of €692.1 million (2024: €534.4 million; 2023: €390.3 million) that can also be offset against possible future taxable results. In addition, Galapagos NV (Belgium) also has available investment deduction carried forward of €1 million (2024 and 2023: €1 million) and a dividend received deduction carryforward of €31.0 million (2024: €31.0 million, 2023: €18.7 million) that can be offset against possible future taxable profits. There is no limit in time for the innovation income deduction, the dividend received deduction carryforward and investment deduction carried forward.

We forecast to incur tax losses in the foreseeable future as we continue to invest in R&D. Consequently, no net deferred tax asset was recognized as at December 31, 2025, except for one subsidiary operating on a cost plus basis for which deferred tax assets were recognized for €0.2 million (2024: €1.5 million, 2023: €1.1 million).

Net deferred tax liabilities were initially calculated based on the fair value of the intangible assets identified from the acquisition of CellPoint and AboundBio, adjusted by considering the related recognizable deferred tax assets. These net deferred tax liabilities were reversed in 2025 as we recorded an impairment on these intangible assets.

26. Lease liabilities

	December 31,		December 31,
	2025	2024	2025	2024

	(Euro, in thousands)		(Euro, in thousands)
	Lease payments		Present value of lease payments
Lease liabilities

Within one year	€1,955	€3,830	€1,729	€3,479
In the second to fifth years inclusive	4,548	7,307	4,060	6,592
After five years	1,200	1,796	1,126	1,651
	€7,703	€12,933	€6,915	€11,722

Less future finance charges	788	1,211
Present value of lease liabilities	€6,915	€11,722

Less amount due for settlement within 12 months	1,729	3,479	1,729	3,479
Amount due for settlement after 12 months	€5,186	€8,243	€5,186	€8,243

We refer to note 15 “Property, plant and equipment” for details on the right-of-use assets.

27. Trade and other liabilities, other non-current liabilities

	December 31,
	2025	2024

	(Euro, in thousands)
Trade liabilities	€32,621	€64,230
Severance accruals related to cell therapy activities	33,106	—
Other liabilities	38,895	33,550
Current financial instruments	5	5
Accrued charges	20	1,092
Total trade and other liabilities	€104,647	€98,877

Non-current contingent consideration related to milestones CellPoint	€—	€20,576
Other non-current liabilities	12,601	13,245
Total other non-current liabilities	€12,601	€33,821

The contingent consideration arrangement relating to the acquisition of CellPoint required us to pay the former owners of CellPoint additional considerations up to €100.0 million. This amount was due when certain sequential development (€20.0 million), regulatory (€30.0 million) and sales-based (€50.0 million) milestones would be achieved. Total fair value at December 31, 2024, of these milestones amounted to €20.6 million.

The fair value measurement was based on significant inputs that are not observable in the market, which were classified as Level 3 inputs. Key assumptions in the valuation at December 31, 2024 included an appropriate discount rate, an appropriate probability of success of reaching these milestones and expected timing of these milestones, in line with the timelines and probabilities used in our impairment test of the CAR-T business.

Since acquisition date changes were made to the discount rate and the expected timing of the milestones. The only impact until the third quarter of 2025 that was recognized compared to the date of acquisition was the discounting effect. This was recognized on the line “other financial income/other financial expenses”.

As a consequence of the wind-down of the cell therapy activities this contingent consideration payable was derecognized, the fair value gain in 2025 of €21.8 million was included in the line “Other operating income” in our income statement.

We refer to note 35 “Financial Risk Management” for more information on the financial risk management.

28. Provisions

The provisions amounted to €45.5 million at December 31, 2025, compared to nil at December 31, 2024. The corresponding effect in profit or loss is mainly reflected in the external outsourcing costs in the R&D expenses. During the course of 2025, there was a restructuring provision recognized for early termination of collaboration agreements as a result of the discontinuation of the small molecules activities, with an outstanding amount of €29.2 million on December 31, 2025. This outstanding provision is settled in the first quarter of 2026 because of a negotiated settlement agreement. We refer to note 37 for more information.

In addition, a restructuring provision was recognized related to expected contract terminations as a consequence of the intention to wind down the cell therapy activities of €16.3 million as we assessed that a valid expectation existed towards third party vendors at December 31, 2025. The provision is estimated based on the total amount of undelivered open purchase commitments, ongoing negotiations with collaboration partners, and confirmed potential exposure provided by our legal advisor.

Movements in each class of provision during the financial year are set out below:

	Provisions
	Restructuring small molecules programs	Restructuring cell therapy activities	Total provisions

	(Euro, in thousands)

On January 1, 2025	€—	€—	€—

Additional provision charged to profit or loss	36,330	16,324	52,654
Unused amount reversed	(712)	—	(712)
Amounts settled	(6,443)	—	(6,443)
On December 31, 2025	€29,175	€16,324	€45,499

29. Deferred income

The movement in the non-current and current deferred income is detailed in the table below.

	Gilead collaboration agreement for filgotinib	Gilead collaboration agreement for drug discovery platform (1)	Other deferred income	Total

	(Euro, in thousands)

On January 1, 2024	€26,268	€1,299,163	€2,032	€1,327,463
Of which current portion:	25,054	230,070	1,146	256,270

Significant financing component (2)	(227)			(227)

Revenue recognition of upfront	(21,952)	(230,182)		(252,134)
Revenue recognition of milestones	(4,089)			(4,089)

Other movements			339	339

On December 31, 2024	€—	€1,068,981	€2,371	€1,071,352
Of which current portion:	—	230,105	2,371	232,476

Revenue recognition of upfront		(1,068,967)		(1,068,967)

Other movements		(14)	(2,339)	(2,353)

On December 31, 2025	€—	€—	€32	€32
Of which current portion:	—	—	32	32
(1)	The upfront received and the outstanding balance comprised the issuance liabilities for the warrants and the upfront payment allocated to the drug discovery platform.
(2)	With regard to the additional consideration received for the extended cost sharing for filgotinib, we assumed the existence of a significant financing component reflecting the time value of money on the estimated recognition period

We refer to note 2 for a detail of the allocation of the transaction price of our OLCA with Gilead and to note 5 and note 7 for a description of our revenue recognition.

30. Note to the cash flow statement

	December 31,
	2025	2024	2023

	(Euro, in thousands)
Adjustment for non-cash transactions
Amortization, depreciation and impairment on intangible assets and property, plant and equipment	€55,875	€45,499	€43,642
Share-based compensation expenses	23,999	19,886	56,718
Increase/decrease (-) in retirement benefit obligations	(2,352)	(524)	11
Unrealized exchange losses/gains (-) and non-cash other financial result	43,836	(23,858)	19,908
Discounting effect of non-current deferred income	—	(227)	(645)
Discounting effect of other non-current liabilities	1,183	(395)	(318)
Discounting effect of contingent consideration receivable	(2,676)	(4,002)	—
Fair value re-measurement of warrants	—	(4)	(18)
Net change in fair value of current financial investments	51,911	(49,984)	(22,690)
Fair value adjustment financial assets held at fair value through profit or loss	(1,175)	—	390
Fair value adjustment contingent consideration receivable	(11,887)	(931)	—
Fair value adjustment contingent consideration payable	(21,760)	—	—
Impairment loss (addition/reversal (-)) on trade receivables	(9,643)	9,643	—
Other non-cash expenses	(151)	(12)	2,292
Total adjustment for non-cash transactions	€127,160	€(4,909)	€99,291

Adjustment for items to disclose separately under operating cash flow
Interest expense	€1,034	€912	€1,867
Interest income	(46,339)	(89,378)	(79,319)
Income taxes	(18,138)	(1,705)	11,689
Cash used for other liabilities related to the disposal of subsidiaries	—	527	—
Total adjustment for items to disclose separately under operating cash flow	€(63,443)	€(89,644)	€(65,763)

Adjustment for items to disclose under investing and financing cash flows
Gain on disposal of subsidiaries	€(1,085)	€(52,488)	€—
Gain (-)/loss on sale of fixed assets	27	8	(1,091)
Proceeds from settlement of hedging instrument	(22,745)	—	—
Investment income related to financial investments	(33,645)	(23,759)	(15,597)
Cash used for other liabilities related to the disposal of subsidiaries	15,194	—	—
Total adjustment for items to disclose separately under investing and financing cash flow	€(42,254)	€(76,239)	€(16,688)

Change in working capital other than deferred income
Increase (-)/ decrease in inventories	€28,851	€23,039	€(24,076)
Increase (-)/ decrease in receivables	86,588	(31,055)	(39,114)
Increase/decrease (-) in liabilities	33,813	(53,429)	31,817
Total change in working capital other than deferred income	€149,252	€(61,445)	€(31,373)

31. Off-balance sheet arrangements

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

On December 31, 2025, we had outstanding obligations for future purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

			(Euro, in thousands)

Purchase commitments	€91,344	€75,845	13,858	1,556	85

On December 31, 2024, we had outstanding obligations for future purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

			(Euro, in thousands)
Purchase commitments	€272,240	€189,662	70,323	10,962	1,293

Our purchase commitments at the end of the year 2025 were adjusted considering the wind-down of the cell therapy activities and included €61.7 million related to projects in development phase (2024: €160.9 million), €2.5 million for projects in discovery research phase (2024: €60.9 million), €25.2 million for shared services (2024: €46.0 million), €0.4 million for commercial and medical affairs (2024: € 1.7 million), and €1.6 million related to product supply chain (2024: €2.6 million).

32. Share based payments

SUBSCRIPTION RIGHT PLANS

Presented below is a summary of subscription right activities for the reported periods. Various subscription right plans were approved by the Board of Directors for the benefit of our employees, and for members of the Executive Committee and of the Board of Directors and independent consultants.

The subscription rights offered to members of the Board of Directors vest over a period of 36 months at a rate of 1/36th per month. Effective January 1, 2020, we no longer grant subscription rights to members of the Board of Directors (Non-Executive Directors), taking into account the stricter rules of the BCCA and 2020 Code.

Within the framework of the authorized capital and for the benefit of the Executive Committee members and employees of the Galapagos Group, the Board of Directors issued “Subscription Right Plan 2025 (A)”, for a total of 925,000 subscription rights (after acceptance by the beneficiary) on May 27, 2025, and “Subscription Right Plan 2025 (B)” for a total of 905,000 subscription rights (after acceptance by the beneficiaries) on August 7, 2025, and for a total of 420,000 subscription rights (after acceptance by the beneficiaries) on November 19, 2025.

Following table shows when a subscription right becomes exercisable, per issued plan:

Subscription right exercisable as from:	Cliff vesting	Graded vesting
		First tranche of 25%	Second tranche of 25%	Third tranche of 50%
Subscription right plans before 2021	First day after end of third calendar year following the grant	—	—	—
Subscription right plan 2021BE	First day after end of third calendar year following the grant	—	—	—
Subscription right plan 2021RMV and ROW	—	January 1, 2023	January 1, 2024	January 1, 2025
Subscription right plan 2022 (A)	—	January 1, 2023	January 1, 2024	January 1, 2025
Subscription right plan 2022 (B)	January 1, 2026	—	—	—
Subscription right plan 2022BE	January 1, 2026	—	—	—
Subscription right plan 2022RMV and ROW	—	January 1, 2024	January 1, 2025	January 1, 2026
Subscription right plan 2023BE	January 1, 2027	—	—	—
Subscription right plan 2023RMV and ROW	-	January 1, 2025	January 1, 2026	January 1, 2027
Subscription right plan 2024BE	January 1, 2028	—	—	—
Subscription right plan 2024RMV and ROW	-	January 1, 2026	January 1, 2027	January 1, 2028
Subscription right plan 2025 (A)	June 12, 2028	—	—	—
Subscription right plan 2025 (B)	August 22, 2028	—	—	—
Subscription right plan 2025 (B)	December 9, 2028	-	-	-

In the event of a change of control over Galapagos NV, all outstanding subscription rights vest immediately (to the extent they had not all vested yet) and will become immediately exercisable in accordance with the relevant subscription right plan rules.

The table below sets forth a summary of subscription rights outstanding and exercisable at December 31, 2025, per subscription right plan:

				Outstanding					Outstanding	Exercisable
				per	Granted and accepted	Exercised	Forfeited	Expired	per	per
	Allocation	Expiry	Exercise	January 1,	during	during	during	during	December 31,	December 31,
Subscription right plan	date	date	price (€)	2025	the year	the year	the year	the year	2025	2025
2016 (B)	01/20/2017	01/19/2025	62.50	10,000				(10,000)	—
2017	05/17/2017	05/16/2025	80.57	585,000				(585,000)	—
2017 RMV	05/17/2017	05/16/2025	80.57	105,000				(105,000)	—
2018	04/19/2018	04/18/2026	79.88	929,995			(5,000)		924,995	924,995
2018 RMV	04/19/2018	04/18/2026	79.88	117,500					117,500	117,500
2019	04/10/2019	04/09/2027	95.11	1,144,990			(17,000)		1,127,990	1,127,990
2019 RMV	04/10/2019	04/09/2027	95.11	153,500			(1,750)		151,750	151,750
2020	04/17/2020	04/16/2028	168.42	1,315,692			(13,456)		1,302,236	1,302,236
2020RMV	04/17/2020	04/16/2028	168.42	179,175			(11,100)		168,075	168,075
2021BE	04/30/2021	04/29/2029	64.76	1,015,033			(252)		1,014,781	1,014,781
2021RMV	04/30/2021	04/29/2029	64.76	218,925			(8,325)		210,600	210,600
2021ROW	04/30/2021	04/29/2029	64.76	591,450			(5,625)		585,825	585,825
2022 (A)	01/13/2022	01/12/2030	46.18	30,000			—		30,000	30,000
2022 (B)	01/26/2022	01/25/2030	50.00	1,000,000			—		1,000,000	1,000,000
2022BE	05/06/2022	05/05/2030	57.46	804,232			(1,588)		802,644	802,644
2022BE	08/05/2022	05/05/2030	51.58	78,000			(6,000)		72,000	72,000
2022RMV	05/06/2022	05/05/2030	57.46	199,069			(4,780)		194,289	194,289
2022ROW	05/06/2022	05/05/2030	57.46	631,100			(16,673)		614,427	614,427
2022ROW	08/05/2022	08/04/2030	51.58	60,000					60,000	60,000
2023BE	05/05/2023	05/04/2031	35.11	593,250					593,250	—
2023RMV	05/05/2023	05/04/2031	35.11	100,000					100,000	50,000
2023ROW	05/05/2023	05/04/2031	35.11	496,900			(28,750)		468,150	235,950
2023BE	06/15/2023	06/14/2031	38.58	200,000					200,000	—
2023ROW	11/17/2023	05/04/2031	32.99	20,000					20,000	10,000
2024BE	05/16/2024	05/15/2032	26.90	667,798			(50,000)		617,798	—
2024RMV	05/16/2024	05/15/2032	26.90	21,500					21,500	5,375
2024ROW	05/16/2024	05/15/2032	26.90	602,000			(62,000)		540,000	135,000
2024BE	10/01/2024	09/30/2032	25.88	3,500					3,500	—
2024ROW	10/01/2024	09/30/2032	25.88	37,500					37,500	9,375
2025 (A)	05/27/2025	06/11/2033	25.64		925,000				925,000
2025 (B)	08/07/2025	08/06/2033	28.16		905,000				905,000
2025 (B)	11/19/2025	11/18/2033	26.75		420,000				420,000
Total				11,911,109	2,250,000	—	(232,299)	(700,000)	13,228,810	8,822,812

		Weighted
		average
		exercise
	Subscription rights	price (Euro)
Outstanding on December 31, 2022	10,816,856	€83.12
Exercisable on December 31, 2022	2,574,218	70.26

Granted and accepted during the period	1,538,400	35.53
Forfeited during the year	(544,676)	80.31
Exercised during the period	(61,560)	28.75
Expired during the year	(276,500)	49.00
Outstanding on December 31, 2023	11,472,520	€77.93
Exercisable on December 31, 2023	5,836,538	101.93

Granted and accepted during the period	1,381,000	26.87
Forfeited during the year	(547,911)	72.66
Exercised during the period	—	—
Expired during the year	(394,500)	46.10
Outstanding on December 31, 2024	11,911,109	€73.19
Exercisable on December 31, 2024	5,182,941	107.03

Granted and accepted during the period	2,250,000	26.86
Forfeited during the year	(232,299)	55.51
Exercised during the period	—	—
Expired during the year	(700,000)	80.31
Outstanding on December 31, 2025	13,228,810	€65.24
Exercisable on December 31, 2025	8,822,812	83.32

The table below sets forth the inputs into the valuation of the subscription rights.

	2025 (A)	2025 (B)	2025 (B)
	May 27, 2025	August 7, 2025	November 19, 2025
Weighted average exercise price (€)	€25.64	€28.16	€26.75
Weighted average share price at acceptance date (€)	€25.46	€28.16	€27.04
Weighted average fair value at the acceptance date (€)	€9.80	€10.98	€10.06
Weighted average historical volatility (%)	38.79	38.77	35.98
Weighted average expected life of the subscription rights (years)	5.50	5.50	5.50
Weighted average risk free rate (%)	2.03	2.19	2.21
Expected dividends	None	None	None

	2024BE/ROW	2024BE	2024RMV/ROW	2023BE	2023RMV/ROW
	October 1	May 16	May 16	May 5 & June 15	May 5 & November 17
Exercise Price (€)	€25.88	€26.90	€26.90	€35.97	€35.05
Weighted average share price at acceptance date (€)	€26.00	€23.80	€23.80	€38.53	€38.63
Weighted average fair value at the acceptance date (€)	€10.57	€9.78	€9.11	€16.61	€15.96
Weighted average historical (2024)/estimated (before 2024) volatility (%)	41.73	42.19	42.19	36.89	36.67
Weighted average expected life of the subscription rights (years)	5.28	6.22	5.44	6.14	5.38
Weighted average risk free rate (%)	2.17	2.56	2.58	2.77	2.74
Expected dividends	None	None	None	None	None

The exercise price of the subscription rights is determined pursuant to the applicable provisions of the Belgian Law of March 26, 1999.

The weighted average estimated volatility is calculated on the basis of the implied volatility of the share price over the weighted average expected life of the subscription rights. For the plans issued in 2024 and 2025 we used the historical volatility.

The weighted average expected life of the subscription right is calculated as the estimated duration until exercise, taking into account the specific features of the plans. For the plans issued in 2024 and 2025 we assumed an exercise at mid-point.

Our share based compensation expense in 2025 in relation to subscription right plans amounted to €23,999 thousand (2024: €19,886 thousand; 2023: €56,718 thousand), of which €23,999 thousand (2024: €17,685 thousand, 2023: €36,628 thousand) from continuing operations and nil (2024: €2,201 thousand, 2023: 20,090 thousand) from discontinued operations.

The following table provides an overview of the outstanding subscription rights per category of subscription right holders at December 31, 2025, 2024 and 2023.

Category

	December 31,
	2025	2024	2023

	(in number of subscription rights)
Members of the Board of Directors	7,500	7,500	7,500
Members of the Executive Committee	1,666,500	1,616,500	1,670,500
Personnel	11,554,810	10,287,109	9,794,520
Total subscription rights outstanding	13,228,810	11,911,109	11,472,520

The outstanding subscription rights at the end of the accounting period have an weighted average exercise price of €65.24 (2024: €73.19; 2023: €77.93) and a weighted average remaining expected life of 1,528 days (2024: 1,560 days; 2023: 1,728 days).

RESTRICTED STOCK UNITS (“RSUs”)

Each RSU represents the right to receive, at our discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date, in accordance with the terms and conditions of the relevant RSU program.

We currently have the following restricted stock unit (RSU) programs:

●	Plan 2021.I and Plan 2022.I, Plan 2023.I, Plan 2024.I, Plan 2025.I to Plan 2025.VI: these plans are intended to provide a long-term incentive to certain of our employees and members of the Executive Committee. The grants to Executive Committee members appointed in 2025 under Plan 2025.IV were joining arrangements;
●	Plan 2021.II, Plan 2022.II, Plan 2023.II and Plan 2024.II: these plans are designed with the aim to retain a specific group of our key employees and members of the Executive Committee whose retention is considered so important for our future performance that an additional incentive is desired. The beneficiaries are nominated by the Remuneration Committee and the Board of Directors approves the list of beneficiaries. The four-year vesting period is designed to be aligned with long-term shareholder interests;

The main characteristics of all these plans are as follows:

●	the RSUs are offered for no consideration;
●	generally, RSUs vest over four years, with 25% vesting each year. Certain plans or some beneficiaries follow a three‑year cliff vesting or one-year cliff vesting schedule under which all RSUs (100%) vest at once;
●	payout will be in cash or shares, at our discretion, it being understood that in respect of members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares;
●	any unvested RSUs are forfeited upon termination of service before the vesting date.

The table below sets forth a summary of RSUs outstanding at December 31, 2025, per RSU plan:

		Outstanding				Outstanding
		per	Granted	Forfeited	Paid in cash	per
	Offer	January 1,	during	during	during	December 31,
RSU plan	date	2025	year	year	year	2025
Plan 2021.I.	05/05/2021	8,448		(1,598)	(6,850)	—
Plan 2021.II.	06/05/2021	2,031			(2,031)	—
Plan 2022.I.	05/03/2022	23,832		(10,260)	(9,734)	3,838
Plan 2022.II.	5/05/2022 - 8/05/2022	54,768		(6,103)	(29,318)	19,347
Plan 2023.I.	05/08/2023	129,963		(58,881)	(31,907)	39,175
Plan 2023.II.	05/09/2023 - 06/15/2023 - 11/17/2023	287,625		(84,014)	(95,875)	107,736
Plan 2024.I.	05/16/2024	566,456		(208,573)	(130,417)	227,466
Plan 2024.II.	05/16/2024 - 09/17/2024	233,148		(102,536)	(54,496)	76,116
Plan 2025.I.	06/16/2025 - 08/29/2025 - 11/25/2025	—	258,384	(22,192)		236,192
Plan 2025.II.	06/16/2025	—	21,416	(8,176)		13,240
Plan 2025.III.	06/16/2025	—	6,928	(712)		6,216
Plan 2025.IV.	06/16/2025 - 08/07/2025 -11/19/2025	—	400,000			400,000
Plan 2025.V.	06/23/2025	—	29,924	(20,636)		9,288
Plan 2025.VI.	08/07/2025 - 11/19/2025	—	130,000			130,000
Total		1,306,271	846,652	(523,681)	(360,628)	1,268,614

	2025	2024	2023

	(in number of RSUs)
Outstanding on January 1,	1,306,271	1,175,453	736,095

Granted during the year	846,652	840,088	920,510
Forfeited during the year	(523,681)	(476,482)	(270,474)
Paid in cash during the year	(360,628)	(232,788)	(210,678)
Outstanding on December 31,	1,268,614	1,306,271	1,175,453

The RSUs are measured based on the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the reporting period and they are re-measured at each reporting date. We recognize the corresponding expense and liability over the vesting period. The total liability relating to outstanding RSUs on December 31, 2025 amounted to €14.8 million (2024: €16.7 million, 2023: €13.8 million).

The following table provides an overview of the outstanding RSUs per category of RSU holders on December 31, 2025, 2024 and 2023.

	December 31,
	2025	2024	2023

	(in number of RSUs)
Members of the Executive Committee	445,967	564,034	438,738
Personnel	822,647	742,237	736,715
Total outstanding RSUs	1,268,614	1,306,271	1,175,453

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

By exercising Warrant A on November 6, 2019 Gilead increased its ownership in Galapagos to 25.10% of the then outstanding shares. Gilead further increased its ownership to 25.84% at December 31, 2019. Gilead’s ownership then diluted to 25.35% at December 31, 2023 and at December 31, 2024 and at December 31, 2025, due to one capital increase resulting from the exercise of subscription rights under employee subscription right plans in the course of 2023.

The presumption of significant influence is also confirmed by the fact that Gilead has the right, for as long as it holds more than 20% of Galapagos’ share capital, to appoint two Investor Board Designees to Galapagos’ Board of Directors, out of a total of eight.

The following table details our relation with Gilead:

	December 31,
	2025	2024	2023

	(Euro, in thousands)

Trade and other receivables (1)	€3,833	€2,268	€5,198
Trade and other payables	—	—	585

	Year ended December 31,
	2025	2024	2023

	(Euro, in thousands)

Revenues recognized related to the performance obligation for the drug discovery platform	€1,068,967	€230,182	€230,242
Revenues recognized related to the filgotinib performance obligation (2)	—	26,041	429,439
Royalty income related to the commercialization of filgotinib	12,177	10,604	9,466
Cost reimbursements related to the development of GLPG1690 (3)	—	128	299
Cross charges from and to Gilead relating to filgotinib (4)	€36	€—	€3,643

(1) Consisting on December 31, 2025 mainly of a royalties receivable of €3.8 million, consisting on December 31, 2024 of a royalties receivable of €2.2 million, consisting on December 31, 2023 of €2.5 million of filgotinib development cost sharing receivables and €2.4 million royalties receivables.

(2) Upfront and milestone payments recognized in accordance with the percentage of completion of the underlying obligation.

(3) Shown as decrease of research and development expenditure.

(4) Net amount shown as an (increase)/decrease of research and development expenditure.

As at December 31, 2023 we had two outstanding performance obligations under IFRS 15 towards Gilead, being the performance obligation related to our drug discovery platform and the performance obligation relating to filgotinib before its transfer to Alfasigma on January 31, 2024, following the closing of the transaction for the transfer of the Jyseleca® business. The remaining deferred income for the performance obligation relating to filgotinib, amounting to €26.3 million at December 31, 2023, was recognized in revenue in 2024. It was assessed based on the intention to wind down our cell therapy activities and the facts and circumstances on December 31, 2025, that the deferred income balance for the drug discovery platform is no longer justified in the IFRS consolidated financial statements for the year ended December 31, 2025, leading to full recognition of the deferred income at December 31, 2024, as revenue. For the avoidance of doubt, the OLCA remains in effect.

A detailed explanation of our transactions with Gilead in 2023, 2024 and 2025 can be found in the section of this annual report titled “Item 4 – Information on the Company”, subsection “Collaborations”.

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

Remuneration of key management personnel

On December 31, 2025, our Executive Committee had four members: Mr. Henry Gosebruch, Mr. Aaron Cox, Mr. Fred Blakeslee and Ms. Annelies Missotten (whose mandate ended December 31, 2025). They provided their services to us on a full-time basis.

On December 31, 2025, our Board of Directors consisted of eight members: Mr. Jérôme Contamine, Mr. Devang Bhuva, Mr. Henry Gosebruch, Ms. Jane Griffiths, Dr. Linda Higgins, Dr. Neil Johnston, Mr. Oleg Nodelman, and Ms. Dawn Svoronos.

On October 6, 2024, the Board of Directors appointed Mr. Oleg Nodelman by way of co-optation as Non-Executive Non-Independent Director, effective as of October 7, 2024, replacing Mr. Dan G. Baker who stepped down on October 6, 2024. The AGM of April 29, 2025 confirmed the appointment by way of co-optation of Mr. Oleg Nodelman as Non-Executive Non-Independent Director, for a term of four years until the AGM to be held in 2029.

On May 12, 2025, the Board of Directors appointed Mr. Henry Gosebruch by way of co-optation as Executive Director and as Chief Executive Officer of Galapagos, effective immediately, replacing Stoffels IMC BV, permanently represented by Dr. Paul Stoffels. Jérôme Contamine succeeded Stoffels IMC BV as Chair of the Board of Directors.

The CEO will only be remunerated for the performance of its executive function as CEO and is not entitled to any additional remuneration for its mandates of Chair or member of the Board of Directors or of any Committee.

On July 22, 2025, the Board of Directors appointed Ms. Jane Griffiths and Ms. Dawn Svoronos by way of co-optation as Non-Executive Independent Directors, replacing Mr. Peter Guenter and Mr. Simon Sturge effective as of July 28, 2025.

On September 13, 2025, the Board appointed Dr. Neil Johnston by way of co-optation as Non-Executive Independent Director, replacing Dr. Elisabeth Svanberg effective as of November 1, 2025.

On October 20, 2025, the Board appointed Mr. Devang Bhuva by way of co-optation as Non-Executive Non-Independent Director, replacing Mr. Andrew Dickinson effective as of November 1, 2025.

On February 9, 2026, the Board appointed Mr. Paulo Fontoura by way of co-optation as Non-Executive Independent Director, effective as of February 9, 2026, replacing Dr. Susanne Schaffert who stepped down on November 1, 2025.

All aforementioned appointments will be submitted to the confirmation by the Company’s AGM which will be held on April 28, 2026.

Effective from January 1, 2020, we no longer grant any subscription rights to members of the Board of Directors, taking into account the stricter rules of the BCCA and 2020 Code. Prior to 2020, Board members were granted subscription rights.

The remuneration package of the members of key management personnel comprises:

	Year ended December 31,
	2025	2024	2023
Remuneration of key management personnel:
Euro, in thousands (except for the number of subscription rights and RSUs)
Short-term benefits to executive Committee members as a group (1)	€3,762	€3,279	€3,902
Board fees for members of the Board of Directors	791	859	749
Post-employment benefits (2)	216	186	209
Severance package (3)	1,520	—	3,150
Subscription rights granted in the year
Number of subscription rights granted in the year to Executive Committee members as a group	1,510,000	185,000	325,000
Total cost to be recognized for subscription rights granted in the year under IFRS 2	€15,275	€1,765	€5,163
Number of RSUs granted in the year
Total number of RSUs granted in the year to Executive Committee members as a group (1)(4)	429,924	299,516	331,066

(1)	Stoffels IMC BV, permanently represented by Dr. Paul Stoffels was Chief Executive Officer and Executive Committee member until May 12, 2025, Thad Huston was CFO and Executive Committee member until July 31, 2025, Valeria Cnossen was General Counsel and Executive Committee member until October 16, 2025 and Annelies Missotten was Executive Committee member until December 31, 2025. Henry Gosebruch is CEO and Executive Committee member as of May 12, 2025, Aaron Cox is CFO and Executive Committee member as of July 7, 2025 and Fred Blakeslee is General Counsel and Executive Committee member as of October 16, 2025. Their (prorated) remuneration and benefits are included in the overview for the financial year 2025.
(2)	Only Executive Committee members receive post-employment benefits.
(3)	For 2025, we disclose the termination package of Mr. Thad Huston, Stoffels IMC BV, Valeria Cnossen and Annelies Missotten. Reference is made to “Item 6.B.—Compensation”. The end date of Annelies Missotten as member of the Executive Committee is December 31, 2025. These severance payments occurred in the financial year 2026, hence these have not been accounted for in the FY25 financial statements.
(4)	This is the sum of the RSUs awarded during the respective financial year. Only certain Executive Committee members were awarded RSUs.

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

34. Consolidated companies as of December 31, 2025

		Year ended December 31,
		2025		2024	2023
Name of the subsidiary	Country	% voting right Galapagos NV (directly or indirectly through subsidiaries)	Change in % voting right previous period (2025 vs 2024)	% voting right Galapagos NV (directly or indirectly through subsidiaries)	% voting right Galapagos NV (directly or indirectly through subsidiaries)

CONTINUING OPERATIONS
GLPG US Inc. (formerly AboundBio Inc.)	United States	100%		100%	100%
Galapagos B.V. (merged with CellPoint B.V.)	The Netherlands	100%		100%	100%
Galapagos GmbH	Switzerland	100%		100%	100%
GLPG US Holding Inc. (formerly Galapagos, Inc.)	United States	100%		100%	100%
Galapagos NV	Belgium	Parent company		Parent company	Parent company
Galapagos Real Estate Belgium BV	Belgium	0%	-100%	100%	100%
Galapagos Real Estate Netherlands B.V.	The Netherlands	100%		100%	100%
Galapagos U.K. Limited	United Kingdom	100%		100%	0%
Galapagos SASU	France	100%		100%	100%
Xenometrix, Inc. in liquidation	United States	100%		100%	100%
Galapagos Holding PTE. LTD.	Singapore	100%		100%	0%
Lakefront Biotherapeutics, Inc.	United States	100%	100%	0%	0%
Galapagos Cell Therapeutics NV	Belgium	100%	100%	0%	0%
Galapagos (Shanghai) Bioscience Co., Ltd.	People's Republic of China	100%	100%	0%	0%

DISCONTINUED OPERATIONS
Galapagos Biopharma Belgium BV	Belgium	0%		0%	100%
Galapagos Biopharma Netherlands B.V.	The Netherlands	0%		0%	100%
Galapagos Biopharma Spain S.L.U.	Spain	0%		0%	100%
Galapagos Biopharma Italy S.r.l.	Italy	0%		0%	100%
Galapagos Biopharma Germany GmbH	Germany	0%		0%	100%
Galapagos Biopharma Sweden AB	Sweden	0%		0%	100%
Galapagos Biopharma Norway AS	Norway	0%		0%	100%
Galapagos Biopharma Finland Oy	Finland	0%		0%	100%
Galapagos Biopharma Denmark ApS	Denmark	0%		0%	100%
Galapagos Biopharma Austria GmbH	Austria	0%		0%	100%
Galapagos Biopharma Ireland Ltd	Ireland	0%		0%	100%
Galapagos Biotech Ltd (formerly Inpharmatica Ltd.)	United Kingdom	0%		0%	100%

There are no significant restrictions on the group’s ability to access or use assets, or settle liabilities, of one of the group’s subsidiaries.

In December 2024, we signed a share purchase agreement regarding the shares of Galapagos Real Estate Belgium BV. The transaction was closed on March 31, 2025.

On January 7, 2025, we incorporated Galapagos (Shanghai) Bioscience Co., Ltd., in the People’s Republic of China, and on February 14, 2025 we incorporated Galapagos Cell Therapeutics NV (formerly XYZ Spinco NV) in Belgium. On August 5, 2025, we incorporated Lakefront Biotherapeutics, Inc. in the United States.

35. Financial risk management

Financial risk factors

Our financial risks are managed centrally. Our finance department coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning our activities. These relate to the following financial markets risks: credit risk, liquidity risk, currency risk and interest rate risk. Our interest rate risk is limited because we have no financial debt. In case of decreasing interest rates we will face a reinvestment risk on our strong cash and cash equivalents and financial investments balance. We do not buy or trade financial instruments for speculative purposes. In 2025, in the scope of the preparation of the intended separation of our Company, we made use of a currency exchange hedge (U.S. dollar – Eur hedge).

Categories of financial assets and liabilities:

		December 31,
		2025	2024	Notes

		(Euro, in thousands)
Financial assets held at fair value through other comprehensive income
Equity investments	Level 3	€46,809	€52,941	16

Financial assets held at fair value through profit or loss
Contingent consideration receivable	Level 3	54,705	47,207	5
Financial investments	Level 1	1,472,031	1,484,599	22
Convertible loan	Level 3	21,175	—	17
Financial assets at amortized cost
Financial investments		1,438,149	1,768,917	22
Escrow account		—	41,163	5
Cash and cash equivalents		87,868	64,239	23
Restricted cash (current and non-current)		1,759	1,985	18
Other non-current assets		1,200	1,266	18
Trade receivables		9,568	32,471	21
Total financial assets		€3,133,264	€3,494,788

Financial liabilities held at fair value through profit or loss
Current financial instruments		€5	€5	27
Non-current contingent consideration related to milestones CellPoint	Level 3	—	20,576	27
Financial liabilities at amortized cost
Trade liabilities		32,621	64,230	27
Lease liabilities		6,915	11,722	26
Total financial liabilities		€39,541	€96,533

The carrying amounts of trade and other receivables, trade and other payables, financial investments and cash and cash equivalents approximate their fair value.

Financial assets held at fair value through other comprehensive income

Financial assets held at fair value through other comprehensive income consisted of equity instruments of non-listed companies.

We have no restrictions on the sale of these equity instruments and the assets are not pledged under any of our liabilities.

The fair value of the equity instruments in the non-listed companies has been determined mainly by reference to the initial transaction price. These investments are valued initially at fair value through the established purchase price between a willing buyer and seller. The subsequent valuation is based on internal and external evidence such as information from recent financing rounds, scientific updates and other valuation techniques.

Financial assets held at fair value through profit or loss

Financial assets held at fair value through profit or loss consisted of current financial investments, contingent consideration receivables and a convertible loan.

The contingent receivable relates to fair value of the future earn-outs to be obtained from Alfasigma for the sale of Jyseleca®. The valuation is based on Level 3 assumptions based on our best estimate of the expected earnouts and sales milestones in the future, considering probability adjusted sales forecasts of Jyseleca® discounted using an appropriate discount rate. The fair value is reviewed at each reporting date and any changes are reflected in our consolidated income statement, in the line 'Net profit/loss (-) from discontinued operations, net of tax'. An increase in expected sales by 15% would result in an increase of €15.9 million in the total contingent receivable on December 31, 2025. A decrease in expected sales by 15% would result in a decrease of €13.8 million in the total contingent receivable on December 31, 2025.

Current financial investments include money market funds in EUR and USD.

Liquidity risk

Financial investments and cash and cash equivalents amounted to €2,998.0 million on December 31, 2025. Management forecasts our liquidity requirements to ensure that we have sufficient cash to meet operational needs. We have no credit lines. Such forecasting is based on realistic assumptions with regards to royalties, milestone and upfront payments to be received.

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

We accounted for a provision for expected credit losses in 2024 for two disputed invoices, and this provision was reversed in 2025. We did not account for a provision for expected credit losses relating to all our other trade and other receivables given that there is no history of material credit losses, nor does forward looking information reveals any potential risks and due to the high quality nature of our customers.

Aging balance of receivables that are due, but that are still considered collectable:

	December 31,
	2025	2024	2023

	(Euro, in thousands)
60 - 90 days	€899	€552	€3
90 - 120 days	—	24	3
more than 120 days	€302	€19	€117

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

Effect of interest rate fluctuation

A 100 basis point increase in interest rates at balance sheet date would have increased profit or loss, and equity, by approximately €30.0 million (2024: €33.2 million; 2023: €36.8 million); a 100 basis point decrease in interest rates would have decreased profit or loss, and equity, by approximately €30.0 million (2023: €33.2 million; 2023: €36.8 million). These scenarios assume our entire cash portfolio would immediately reprice at the new interest rates.

Foreign exchange risk

We are exposed to foreign exchange risk arising from various currency exposures. Our principal functional currency is the euro, but we receive payments from our main collaboration partner Gilead in U.S. dollars and acquire some consumables and materials in U.S. dollars, Swiss Francs and GB Pounds.

To limit this risk, we attempt to align incoming and outgoing cash flows in currencies other than EUR. In addition, contracts closed by our different entities are mainly in the functional currencies of that entity, except for the collaboration agreement signed with Gilead for which payments are denominated in U.S. dollars.

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	December 31,
	2025	2024	2023

Net book value	(Euro, in thousands)
Increase in Euros - U.S. Dollars	€(182,651)	€(70,387)	€(78,013)
Increase in Euros - GB Pounds	62	31	666
Increase in Euros - CH Francs	774	280	385

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents and financial investments held in U.S. dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our R&D activities.

Our capital structure consists of financial investments, cash and cash equivalents, and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

We manage our capital structure and make the necessary adjustments in the light of changes of economic circumstances, the risk characteristics of underlying assets and the projected cash needs of the R&D activities.

The adequacy of the capital structure will depend on many factors, including any future acquisition and business development transactions, future scientific progress in the R&D programs, the magnitude of those programs, the commitments to existing and new clinical CROs, the ability to establish new alliance or collaboration agreements, the capital expenditures and market developments.

Neither we nor any of our subsidiaries are subject to any externally imposed capital requirements, other than those imposed by generally applicable company law requirements.

36. Auditor’s remuneration

The statutory auditor’s fees for carrying out its mandate at group level amounted to €1,270.8 thousand in 2025 which includes audit services related to the intended separation of the Company, the small molecules restructuring and wind down activities (2024: €1,063.9 thousand, which includes audit services related to the Alfasigma transaction and the Adaptimmune contract). Audit-related fees, for services which generally the auditor provides, amounted to €14.0 thousand in 2025 (2024: €17.2 thousand). Other fees related to non-audit services executed by the statutory auditor amounted to €148.7 thousand in 2025 (2024: €88.9 thousand) and related to sustainability reporting. Other fees related to non-audit services executed by persons related to the statutory auditor amounted to nil in 2025 (2024: nil). Tax fees amounted to €15.1 thousand in 2025 (2024: €49.5 thousand) related to tax assistance. The Audit Committee and the Board of Directors are of the opinion that these non-audit services do not affect the independence of the statutory auditor in the performance of his audit. The abovementioned additional fees were fully approved by the Audit Committee in accordance with article 3:64 of the BCCA.

37. Events after balance sheet date

On January 20, 2026 we offered 110,000 subscription rights under the Subscription Right Plan 2025 (B) to certain members of the Galapagos group, which were all accepted by the beneficiaries.

As a result of the strategic reorganization of our small molecule activities announced early January 2025, we terminated the majority of the work orders under our five-year collaboration agreement with NovAliX as of the end of March 2025. NovAlix initiated certain claims. In 2026, the parties entered into a settlement agreement, bringing all related discussions to a definitive close and fully and irrevocably terminating the collaboration. The agreed settlement amount was in line with the restructuring provision accounted for in our consolidated financial statements for the year ended December 31, 2025.

On March 6, 2026, we offered 127,400 subscription rights under the Subscription Right Plan 2025 (B) to certain members of the Galapagos group, which were all accepted by the beneficiaries.

On March 6, 2026, the Board of Directors approved Subscription Right Plan 2026, intended for personnel of the Company and its subsidiaries, within the framework of the authorized capital. Under this subscription right plan, 1,750,000 subscription rights were created for compensation of current and potential future employees. On the same date 914,200 subscription rights were offered and thereafter accepted by the beneficiaries, including 586,900 subscription rights granted to members of the Executive Committee.

On March 6, 2026, 244,700 new restricted stock units (“RSUs”) under RSU Plan 2025.VI, RSU Plan 2026.I and RSU Plan 2026.II and 181,600 performance stock units (“PSUs”) under PSU Plan 2026.I were offered to certain members of the personnel of the Company, including the members of the Executive Committee. The RSUs and PSUs are offered for no consideration. The members of the Executive Committee accepted all RSUs and PSUs offered to them: 117,400 RSUs and PSUs. The RSU grant to the Executive Committee members has a four-year vesting period, with 25% vesting each year and a first vesting date on March 6, 2027. The PSU grant has a three-year cliff vesting (100%). For the members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares.

On March 16, 2026, we offered 115,000 subscription rights under the Subscription Right Plan 2025 (B) to certain members of the personnel of the Galapagos group, which were all accepted by the beneficiaries.

EXHIBIT INDEX

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

1.1	Articles of Association April 30, 2024 (English translation)	Form 20-F	001-37384	1.1	03/27/2025
2.1	Form of Deposit Agreement	Form F-1/A	333-203435	4.1	04/30/2015
2.2	Form of American Depositary Receipt	424(b)3	333-203584	A	10/15/2018
2.3#	Description of Securities
4.1	Lease dated June 30, 1999 between the registrant and Innotech N.V., as amended (English translation)	Form F-1	333-203435	10.1	04/15/2015
4.2†	Warrant Plans (English translation)	Form F-1/A	333-203435	10.3	05/11/2015
4.6##	Sale & Purchase Agreement dated March 13, 2014 between the registrant and Charles River Laboratories Holding Limited, as amended	Form F-1	333-203435	10.7	04/15/2015
4.7†	Warrant Plan 2015 (B) (English translation)	Form S-8	333-208697	99.1	12/22/2015
4.8**	License and Collaboration Agreement dated December 16, 2015 by and between the registrant and Gilead Biopharmaceutics Ireland Unlimited Company	Form 6-K	001-37384	10.1	01/19/2016
4.10†	Warrant Plan 2016 (English translation)	Form S-8	333-211834	99.1	06/03/2016
4.11†	Warrant Plan 2016 (B) (English translation)	Form S-8	333-215783	99.1	01/27/2017
4.12†	Warrants Plans 2015 RMV and 2016 RMV (English translation)	Form 20-F	001-37384	4.12	03/23/2017
4.13	Lease Addendum dated April 28, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.13	03/23/2017
4.14†	Warrant Plan 2017 (English translation)	Form S-8	333-218160	99.1	05/22/2017
4.15†	Warrant Plan 2017 RMV (English translation)	Form 20-F	001-37384	4.15	03/23/2018
4.16	Lease Addendum dated December 12, 2016 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.16	03/23/2018
4.17	Lease Addendum dated July 3, 2017 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.17	03/23/2018
4.18	Lease Addendum dated June 6, 2018 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.18	03/29/2019
4.19	Lease Addendum dated June 20, 2018 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.19	03/29/2019
4.20†	Warrant Plan 2018 (English translation)	Form S-8	333-225263	99.1	05/29/2018

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

4.21†	Warrant Plan 2018 RMV (English translation)	Form 20-F	001-37384	4.21	03/29/2019
4.22†	Warrant Plan 2019 (English translation)	Form S-8	333-231765	99.1	05/24/2019
4.23†	Warrant Plan 2019 RMV (English translation)	Form S-8	333-231765	99.2	05/24/2019
4.24##	Option, License and Collaboration Agreement dated as of July 14, 2019 by and between the registrant and Gilead Sciences, Inc.	Form 6-K	001-37384	99.2	08/29/2019
4.25##	Amended and Restated License and Collaboration Agreement dated as of August 23, 2019 by and between the registrant and Gilead Biopharmaceutics Ireland UC	Form 6-K	001-37384	99.3	08/29/2019
4.26	Subscription Agreement relating to ordinary shares in the registrant dated as of July 14, 2019 by and between the registrant and Gilead Therapeutics A1 Unlimited Company	Form 6-K	001-37384	99.4	08/29/2019
4.27†	RSU Discretionary Plan 2019	Form 20-F	001-37384	4.27	03/27/2020
4.28†	RSU Retention Plan 2019	Form 20-F	001-37384	4.28	03/27/2020
4.29†	RSU Transaction Bonus Plan 2019	Form 20-F	001-37384	4.29	03/27/2020
4.30	Lease Addendum dated July 1, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.30	03/27/2020
4.31	Lease Addendum dated October 17, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.31	03/27/2020
4.32	Deed of purchase between the registrant and NMBS (English translation)	Form 20-F	001-37384	4.32	03/27/2020
4.33†	Subscription Right Plan 2020 (English translation)	Form S-8	333-249416	99.1	10/09/2020
4.34†	Subscription Right Plan 2020 RMV (English translation)	Form 20-F	001-37384	4.34	03/25/2021
4.35†	Plan 2020.I – RSU Long-Term Incentive Plan 2020	Form 20-F	001-37384	4.35	03/25/2021
4.36†	Plan 2020.II – RSU Retention Plan 2020	Form 20-F	001-37384	4.36	03/25/2021
4.37	Lease Addendum dated March 9, 2020 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.37	03/25/2021
4.38	Lease Addendum dated July 28, 2020 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.38	03/25/2021
4.39	Lease Addendum dated December 18, 2019 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.39	03/25/2021
4.40†	Subscription Right Plan 2021 BE (English translation)	Form S-8	333-260500	99.2	10/26/2021

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

4.41†	Subscription Right Plan 2021 RMV (English translation)	Form S-8	333-260500	99.3	10/26/2021
4.42†	Subscription Right Plan 2021 ROW (English translation)	Form S-8	333-260500	99.1	10/26/2021
4.43†	Plan 2021.I – RSU Long-Term Incentive Plan 2021	Form 20-F	001-37384	4.43	03/24/2022
4.44†	Plan 2021.II – RSU Retention Plan 2021	Form 20-F	001-37384	4.44	03/24/2022
4.45†	Plan 2021.III – RSU GSI Replacement Plan 2021	Form 20-F	001-37384	4.45	03/24/2022
4.46†	Plan 2021.IV – RSU Retention Plan 2021	Form 20-F	001-37384	4.46	03/24/2022
4.47†	Subscription Right Plan 2022 (A) (English translation)	Form 20-F	001-37384	4.47	03/23/2023
4.48†	Subscription Right Plan 2022 (B) (English translation)	Form 20-F	001-37384	4.48	3/23/23023
4.49†	Subscription Right Plan 2022 BE (English translation)	Form S-8	333-268756	99.2	12/12/2022
4.50†	Subscription Right Plan 2022 RMV (English translation)	Form S-8	333-268756	99.3	12/12/2022
4.51†	Subscription Right Plan 2022 ROW (English translation)	Form S-8	333-268756	99.1	12/12/2022
4.52†	Plan 2022.I – RSU Long-Term Incentive Plan 2022 (English translation)	Form 20-F	001-37384	4.52	3/23/2023
4.53†	Plan 2022.II – RSU Retention Plan 2022 (English translation)	Form 20-F	001-37384	4.53	3/23/2023
4.54†	Plan 2022.III – RSU GSI Replacement Plan 2022 (English translation)	Form 20-F	001-37384	4.54	3/23/2023
4.55#	Lease Addendum dated May 5, 2022 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.55	3/23/2023
4.56#	Lease Addendum dated October 28, 2022 between the registrant and Intervest Offices & Warehouses NV (English translation)	Form 20-F	001-37384	4.56	3/23/2023
4.57#†	Plan 2023.I – RSU Long-Term Incentive Plan 2023 (English translation)	Form 20-F	001-37384	4.57	3/28/2024
4.58#†	Plan 2023.II – RSU Retention Plan 2023 (English translation)	Form 20-F	001-37384	4.58	3/28/2024
4.59#†	Subscription Right Plan 2023 BE (English translation)	Form S-8	333-275886	99.2	12/04/2023
4.60#†	Subscription Right Plan 2023 RMV (English translation)	Form S-8	333-275886	99.3	12/04/2023
4.61#†	Subscription Right Plan 2023 ROW (English translation)	Form S-8	333-275886	99.1	12/04/2023
4.62##**	Gilead Transition and Amendment Agreement of April 3, 2021	Form 6-K	001-37384	99.3	5/11/2021

		Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

4.63†	Subscription Right Plan 2024 BE (English translation)	Form S-8	333-283361	99.2	11/20/2024
4.64†	Subscription Right Plan 202 RMV (English translation)	Form S-8	333-283361	99.3	11/20/2024
4.65†	Subscription Right Plan 2024 ROW (English translation)	Form S-8	333-283361	99.1	11/20/2024
4.66†	Plan 2024.I – RSU Long-Term Incentive Plan 2024 (English translation)	Form 20-F	001-37384	4.66	3/27/2025
4.67†	Plan 2024.II – RSU Exceptional Plan 2024 (English translation)	Form 20-F	001-37384	4.67	3/27/2025
4.68	Remuneration Policy, approved by our Annual Shareholders’ Meeting of April 30, 2024	Form 20-F	001-37384	4.68	3/27/2025
4.69	Transfer Agreement dated January 7, 2025 between the registrant and Gilead Sciences, Inc.	Form 20-F	001-37384	4.69	3/27/2025
4.70##**	Separation Agreement dated January 7, 2025 between the registrant and Gilead Sciences, Inc.	Form 6-K	001-37384	99.1	12/02/2025
4.71†	Subscription Right Plan 2025 (A)	Form S-8	333-292050	99.1	12/10/2025
4.72†	Subscription Right Plan 2025 (B)	Form S-8	333-292050	99.2	12/10/2025
4.73#†	Plan 2025.I – RSU Long-Term Incentive Plan 2025 (English translation)
4.74#†	Plan 2025.II – RSU Committed Incentive Plan 2025 (English translation)
4.75#†	Plan 2025.III – RSU One-time Incentive Plan 2025 (English translation)
4.76#†	Plan 2025.IV – ExCom (A) RSU Long-Term Incentive Plan 2025 (English translation)
4.77#†	Plan 2025.V – ExCom (B) RSU Long-Term Incentive Plan 2025 (English translation)
4.78#†	Plan 2025.VI - RSU Long-Term Incentive Plan 2025 (B) (English translation)
4.79#	Lease agreement dated July 9, 2025 between the registrant and Intervest Offices & Warehouses NV (English translation)
4.80#	Lease addendum dated August 6, 2025 between the registrant and Intervest Offices & Warehouses NV (English translation)
8.1#	List of subsidiaries of the registrant
11.1	Dealing Code (Insider Trading Policy)	Form 20-F	001-37384	11.1	3/27/2025

Incorporated by Reference
		Schedule/			File Date
Exhibit	Description	Form	File Number	Exhibit	(mm/dd/yyyy)

12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a 14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a 14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1#	Consent of BDO Bedrijfsrevisoren BV
97.1	Compensation Recovery Policy	Form 20-F	001-37384	97.1	3/27/2025
101.INS#	Inline XBRL Instance Document
101.SCH#	Inline XBRL Taxonomy Extension Schema Document
101. CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

GALAPAGOS NV

/s/ Henry Gosebruch
By:	Henry Gosebruch
Title:	Chief Executive Officer (Principal Executive Officer)

Date: March 26, 2026